Form 20-F
period 2002-12-31
SANPAOLO IMI SPA
filed 2003-06-26
CIK 939187

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2002
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number: 1-14870

Sanpaolo IMI S.p.A.
(Formerly Istituto Bancario San Paolo di Torino—Istituto Mobiliare Italiano S.p.A.)
(Exact name of Registrant as specified in its charter)

Italy
(Jurisdiction of incorporation of organization)

Piazza San Carlo 156, 10121 Turin, Italy
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing 2 Ordinary Shares of €2.8 par value each	The New York Stock Exchange*
Ordinary Shares of €2.8 par value each (the "Shares")	The New York Stock Exchange
*
Not for trading, but only in connection with the registration of American Depositary Shares representing such Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None (Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None (Title of Class)

        Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

Not applicable

        Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒      No ☐

        Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☒      Item 18 ☐

i

ITEM 14. MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	170
ITEM 15. CONTROLS AND PROCEDURES	170
ITEM 16. RESERVED	170
PART III	170
ITEM 17. FINANCIAL STATEMENTS	170
ITEM 18. FINANCIAL STATEMENTS	170
ITEM 19. EXHIBITS	170
CERTIFICATION
CERTIFICATION
CERTIFICATION
CERTIFICATION

ii

PRESENTATION OF INFORMATION

        Sanpaolo IMI S.p.A. ("Sanpaolo IMI" or the "Parent Bank") publishes consolidated financial statements which are included elsewhere in this annual report (the "Consolidated Financial Statements") for Sanpaolo IMI and its consolidated subsidiaries constituting the Sanpaolo IMI Group (the "Sanpaolo IMI Group" or the "Group") in euro, the lawful currency of Italy and eleven other member states of the European Union ("EU").

        In this annual report, references to "U.S. dollars", "dollars" or "$" are to the United States dollars; references to "euro", "Euro" or "€" are to the euro; and references to "lire" or "Lit." are to the Italian lira, the former Italian non-decimal denomination of the euro. On January 1, 1999, the Italian lira became a member currency of the euro at a fixed conversion rate of €1 = Lit. 1,936.27. For purposes of this annual report, "billion" means a thousand million. The noon buying rate in the City of New York for cable transfers in foreign currencies as announced by the Federal Reserve Bank of New York for customs purposes (the "Noon Buying Rate") for the euro in effect on June 10, 2003 was €1 = $1.1686.

        This annual report contains translations of certain euro amounts into U.S. dollars at specified rates. Unless otherwise specified, the translations of euro into U.S. dollars have been made at the Noon Buying Rate for the euro in effect on December 31, 2002, which was €1 = $1.0485. That rate may differ from the actual rates during the year used in the preparation of Sanpaolo IMI's Consolidated Financial Statements, and dollar amounts in this annual report may differ from the actual dollar amounts that were translated into euro in the preparation of the Consolidated Financial Statements.

        The Consolidated Financial Statements included in this annual report have been prepared in accordance with generally accepted accounting principles in Italy, including Legislative Decree No. 87 of January 27, 1992, which implemented European Commission ("EC") Directive 86/635, and the Bank of Italy regulations of January 16, 1995, supplemented by the accounting principles issued by the Consiglio Nazionale dei Dottori Commercialisti e dei Ragionieri (collectively, "Italian GAAP"), which differ in certain significant respects from generally accepted accounting principles in the United States ("U.S. GAAP"). For a summary of the significant differences between Italian GAAP and U.S. GAAP, please see Note 32.1 to the Consolidated Financial Statements.

        As used in this annual report Shares means only the ordinary shares of €2.8 par value of Sanpaolo IMI and not the Azioni Privilegiate (as defined below). See "Item 4. Information on Sanpaolo IMI—History and Developments of Sanpaolo IMI—Significant Developments During 2002—Cardine".

        From time to time, this annual report gives information concerning Sanpaolo IMI's market share in a particular market or segment. In such cases, the figures are derived from official sources, such as the Bank of Italy, or industry bodies, such as the Italian Banking Association.

FORWARD-LOOKING STATEMENTS

        The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. This annual report contains forward-looking statements which reflect management's current views on Sanpaolo IMI Group's business, strategy and financial performance. Statements that are not about facts or events that have already occurred, including statements about the Group's or management's beliefs or expectations, are forward-looking statements. Words or phrases such as "will likely result", "are expected to", "will continue", "is anticipated", "estimate", "target", "goal", "project" or similar expressions are intended to identify forward-looking statements but are not the exclusive means of doing so. Forward-looking statements include, but are not limited to, statements under the following headings:

  •
  "Item 3. Key Information—Selected Statistical Information";

  •
  "Item 4. Information on Sanpaolo IMI—Recent Developments";

  •
  "Item 4. Information on Sanpaolo IMI—Business Overview";

  •
  "Item 5. Operating and Financial Review and Prospects";

  •
  "Item 8. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings", including statements regarding the likely effect of matters discussed therein; and

  •
  "Item 11. Quantitative and Qualitative Disclosures about Market Risk".

        The following important factors could cause the Group's actual results to differ materially from those projected or implied in any forward-looking statements:

  •
  the impact of regulatory decisions and changes in the regulatory environment;

  •
  the impact of political and economic developments in Italy and other countries in which the Group operates;

  •
  the impact of fluctuations in currency exchange and interest rates;

  •
  the Group's ability to successfully integrate the employees, products, services and systems of recent mergers and acquisitions; and

  •
  the Group's ability to achieve the expected return on the investments and capital expenditures it has made in Italy and in foreign countries.

        The foregoing factors should not be construed as exhaustive and speak only as of the date hereof. The Group undertakes no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in the Group's business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

        Certain forward-looking statements involve statements about risks and uncertainties that could significantly affect expected results and are based upon assumptions of future events which may not prove to be accurate. In particular, this document includes forward-looking statements relating, but not limited, to the Group's potential exposures to various types of market risk. Certain of the market risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. See "Item 11. Quantitative and Qualitative Disclosures about Market Risk". By their nature, certain of the market risk disclosures are only estimates and could be materially different from what actually occurs in the future. As a result, actual future gains and losses could differ materially from those that have been estimated.

        Due to such uncertainties and risks, readers should not place undue reliance on such forward-looking statements which speak only as of the date of this annual report. Sanpaolo IMI assumes no responsibility for updating such forward-looking statements.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

        Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

        The Sanpaolo IMI Consolidated Financial Statements for the years ended December 31, 2001 and December 31, 2002 have been audited by PricewaterhouseCoopers S.p.A. ("PricewaterhouseCoopers"), independent auditors.

        The Sanpaolo IMI Consolidated Financial Statements for the years ended December 31, 1998, 1999 and 2000 have been audited by Arthur Andersen S.p.A., independent auditors.

        The financial information set forth below has been selected from, and should be read in conjunction with, the audited Consolidated Financial Statements and notes thereto included elsewhere in this annual report.

        The audited consolidated statement of income for the year ended December 31, 2002 and the consolidated balance sheet at December 31, 2002 reflect full consolidation of the results of Cardine (as defined below) from January 1, 2002.

        The audited consolidated statement of income for the year ended December 31, 2000 and the consolidated balance sheet at December 31, 2000 reflect full consolidation of the results of Banco di Napoli (as defined below) from July 1, 2000.

        Sanpaolo IMI was formed from the merger in 1998 of Istituto Bancario San Paolo di Torino S.p.A. ("San Paolo") and Istituto Mobiliare Italiano S.p.A. ("IMI").

Reclassified Consolidated Statement of Income

        The following table shows reclassified consolidated statement of income data for the years indicated:

	Year ended December 31,
	2002	2001	2000		1999	1998(2)
	(in millions of €)
Reclassified consolidated statement of income(1)
Interest income and similar revenue(3)	8,728	8,114	7,695		5,981	9,981
Interest expense and similar charges(4)	(4,955)	(5,326)	(5,123)		(3,934)	(7,330)

Net interest income	3,773	2,788	2,572		2,047	2,651

Net commission and other dealing revenues(5)	2,809	2,608	2,641		2,066	1,738
Profits/(losses) on financial transactions and investment income(6)	286	274	263		251	324
Profits/(losses) of companies carried at equity and dividends on equity investments(7)	292	207	146		205	108

Net interest and other income	7,160	5,877	5,622		4,569	4,821

Payroll(8)	(2,856)	(2,221)	(1,929)		(1,534)	(1,543)
Other administrative costs(9)	(1,528)	(1,180)	(958)		(763)	(780)
Indirect taxes and similar dues(10)	(264)	(199)	(189)		(169)	(172)
Administrative costs	(4,648)	(3,600)	(3,076)		(2,466)	(2,495)
Other operating income, net(11)	358	234	213		175	185
Adjustments to intangible and tangible fixed assets(12)	(510)	(393)	(299)		(293)	(307)
Operating income	2,360	2,118	2,460		1,985	2,204
Adjustments to goodwill merger and consolidation differences(13)	(212)	(150)	(90)		—	—
Provisions for risks and charges(14)	(261)	(136)	(323)		(81)	(125)
Adjustments to loans and provisions for guarantees and commitments, net(15)	(604)	(368)	(238)		(313)	(531)
Adjustments to financial fixed assets, net(16)	(561)	(233)	(20)		(87)	(67)
Income before extraordinary items	722	1,231	1,789		1,504	1,481
Net extraordinary income(17)	296	392	396		294	159
Income before taxes and minority interests	1,018	1,623	2,185		1,798	1,640
Income taxes(18)	(450)	(318)	(785)		(685)	(630)
Change in reserve for general banking risks(19)	364	(1)	2		(1)	(8)
Net income attributable to minority interest(20)	(43)	(101)	(94)		(62)	(93)
Reversal of second half income Banco di Napoli Group	—	—	(16	)(21)	—	—
Net income	889	1,203	1,292		1,050	909
Net income/loss after minority interests in accordance with U.S. GAAP	(1,120)	571	1,003		842	524

        The following item numbers refer, where appropriate, to the item numbers shown in the Audited Consolidated Financial Statements of Sanpaolo IMI for the years ended December 31, 2002, 2001, 2000, 1999 and 1998.

(1)
For a discussion of the use of reclassified financial statements see "Item 5. Operating and Financial Review and Prospects—Operating Results—Introduction—Presentation of Results".

(2)
The financial statements for December 31, 1998 and for the year then ended were prepared in lire and translated into euros at the fixed rate of exchange of Lit. 1,936.27 = €1.

(3)
For the years ended December 31, 2002, 2001 and 2000, the line item refers to the sum of Item 10. "Interest income and similar revenues" plus Item 10.a) "Dividends from equity investments under 20% of stake, treated as interest" plus Item 10.b) "Interest margin of Banca IMI Group". For the year ended December 31, 1999, it refers to the sum of Item 10. "Interest income and similar revenues" plus Item 10.a) "Dividends from equity investments under 20% of stake, treated as interest". For the year ended December 31, 1998, it refers to Item 10. "Interest income and similar revenues".

(4)
The line item refers to Item 20 "Interest expense and similar charges".

(5)
For the years ended December 31, 2002, 2001, 2000, 1999 and 1998, the line item refers to the sum of Item 40 "Commission income" plus Item 50. "Commission expense" plus Item 70.a) "Income from sale of merchant banking activities, other income from leasing activities", which is made up of the following components of Item 70. "Other operating income": income from sale of merchant banking activities, other income from leasing activities; plus Item 110.a) "Losses from merchant banking activities, other charges on leasing activities", which is made up of the sum of the following components of Item 110 "Other operating expenses": losses from sale of merchant banking activities and other charges from leasing activities, for the part, within those components, that expressly refer to commission expenses.

(6)
For the years ended December 31, 2002, and 2001, the line item refers to the sum of Item 30.a) "Dividends and other revenues from shares and other equities" plus Item 60.a) which is made up of the sum of Item 60. "Profits (losses) on financial transactions" less Item 10.b) "Interest margin of Banca IMI Group" less Item 120.a) "Writedowns to securities considered as adjustments to loans". For the years ended December 31, 1999 and 1998, it refers to the sum of Item 30.a) "Dividends and other revenues from shares and other equities" plus Item 60. "Profits (losses) on financial transactions".

(7)
For the years ended December 31, 2002, 2001, 2000, 1999 and 1998, the line item refers to the sum of Item 30.b) "Dividends and other revenues from equity investments" less Item 10.a) "Dividends from equity investments under 20% of stake, treated as interest" and less (for 2001) the dividends (€2 million) paid to Cardine and refunded to Sanpaolo IMI, plus Item 170. "Income (losses) from investments carried at equity".

(8)
The line item refers to Item 80.a) "Payroll".

(9)
The line item refers to Item 80.b) "Other administrative costs".

(10)
The line item refers to Item 80.b) "Other indirect taxes".

(11)
The line item refers to the sum of Item 70.b) "Operating income", which is made up of Item 70. "Other operating income" less the components of Item 70.a) described in note 5 above, plus Item 110.b) "Operating expenses", which is made up of Item 110. "Other operating expenses" less the components of 110.a) described in note 5 above.

(12)
For the years ended December 31, 2002, 2001, 2000, the line item refers to Item 90. "Adjustments to intangible and tangible fixed assets" less the following components of Item 90. "Adjustments to intangible and tangible fixed assets": amortization of goodwill arising on application of equity method, amortization of merger differences, amortization of goodwill, and amortization of goodwill arising on consolidation, less Item 200.a) "Adjustments to intangible fixed assets".

  For the years ended December 31, 1999 and 1998, it refers to Item 90. "Adjustments to intangible and tangible fixed assets".

(13)
For the years ended December 31, 2002, 2001 and 2000, the line item refers to the component of Item 90. "Adjustments to intangible and tangible fixed assets" described in note 12 above. For the years ended December 31, 1999 and 1998, this component was included in the "Adjustments to Intangible and Tangible Fixed Assets" and amounted to €(84) million and €(93) million, respectively.

(14)
The line item refers to Item 100 "Provisions for risks and charges".

(15)
The line item refers to the sum of Item 120. "Adjustments to loans and provisions for guarantees and commitments" plus Item 130 "Writebacks of adjustment to loans and provisions for guarantees and commitments" plus Item 140. "Provisions to the reserve for possible loan losses", plus Item 120.a) "Writedowns to securities considered as adjustments to loans".

(16)
The line item refers to the sum of Item 150. "Adjustments to financial fixed assets" plus Item 160. "Writebacks of adjustments to financial fixed assets" plus Item 170.b) "Losses from investments carried at equity from restructuring debt to companies", which is made up of components of Item 170. "Income (losses) from investments carried at equity" other than the components of Item 170.a), amounting for each of the years ended December 31, 2002, 2001, 2000, 1999, and 1998 to €0.

(17)
The line item refers to the sum of Item 190. "Extraordinary income" plus Item 200.b) "Reclassified extraordinary expenses", which represents the sum of Item 200. "Extraordinary expenses" plus Item 200.a) "Adjustments to intangible fixed assets".

(18)
The line item refers to Item 240. "Income tax".

(19)
The line item refers to Item 230. "Change in reserve for general banking risks".

(20)
The line item refers to Item 250. "Minority interest".

(21)
The line item refers to Item 255. "Reversal of second half income Banco di Napoli Group".

Per Share Data

        The following table shows certain per Share (as defined below) and other data for the years indicated:

	Year ended December 31,
	2002	2001	2000	1999	1998(2)
	(in €, except for number of shares)
Per Share Data
Income before extraordinary items per Share at year end	0.50	0.88	1.27	1.07	1.06
Income before extraordinary items per Share outstanding at year end(1)	0.50	0.89	1.31	1.09	1.06
Net income per Share at year end	0.61	0.86	0.92	0.75	0.65
Net income per Share outstanding at year end(1)	0.61	0.87	0.95	0.76	0.65
Net income per average number of Shares	0.62	0.86	0.92	0.75	0.65
Sanpaolo IMI Share price at year end(3)	6.20	12.04	17.27	13.45	14.64
Dividend per Share at year end(4)	0.30	0.57	0.57	0.52	0.46
Shareholders' equity per Share outstanding at year end(1)	7.27	5.90	5.39	5.84	6.18
Shares at year end	1,448,831,982	1,404,441,114	1,404,018,198	1,402,184,948	1,402,184,948
Shares outstanding at year end(1)	1,448,831,981	1,387,360,711	1,364,652,216	1,374,753,448	1,402,184,948
Average number of Shares	1,430,467,541	1,404,258,435	1,402,997,548	1,396,489,095	1,401,830,448
ITALIAN GAAP
Basic earnings per share (in euro)(5)	0.48	0.87	0.93	0.75	0.65
U.S. GAAP
Basic earnings/loss per share (in euro)(5)	(0.68)	0.412	0.738	0.60	0.55
Diluted earnings/loss per share (in euro)(5)	(0.68)	0.411	0.737	0.60	0.55

(1)
Excludes ordinary shares issued and held by Sanpaolo IMI.

(2)
The financial statements for December 31, 1998 and for the year then ended were prepared in lire and translated into euros at the fixed rate of exchange of Lit. 1,936.27 = €1.

(3)
Prices at closing of trading session. Source: Borsa Italiana.

(4)
On June 1, 2002, 388,334,018 Shares were converted into Azioni Privilegiate (as defined below). Please see "Item 4. Information on Sanpaolo IMI—History and Developments of Sanpaolo IMI—Significant Developments during 2002—Cardine". The computation of Dividend per Share at the end of 2002 includes the Azioni Privilegiate. The dividend was approved at the annual shareholders' meeting held on April 29, 2003 and paid on May 22, 2003. The dividend per American Depositary Share (ADS) was U.S.$0.47 in 2002, U.S.$0.53 in 2001, U.S.$0.49 in 2000, U.S.$0.45 in 1999 and U.S.$0.49 in 1998.

(5)
The computation of basic and diluted earnings/loss per share under both Italian and U.S. GAAP is computed upon the average number of Sanpaolo IMI shares including the Azioni Privilegiate (as defined below).

Consolidated Balance Sheet and Other Data

        The following table shows certain consolidated balance sheet and other data at the dates indicated:

	At December 31,
	2002	2001	2000	1999	1998
	(in millions of €, except for percentages)
Consolidated Balance Sheet
Total assets(1)	203,773	170,485	172,798	140,223	158,289
Net loans(2)	148,701	118,627	117,825	95,318	109,982
Due to banks(3)	24,456	27,922	29,596	28,012	27,762
Marketable debt securities and subordinated debt(4)	58,174	46,446	44,496	37,242	53,722
Minority interests(5)	334	698	715	539	394
Capital	5,144	3,932	3,931	3,926	4,346
Other reserves	5,393	4,544	4,119	4,446	4,323
Shareholders' equity under Italian GAAP(6)	10,537	8,476	8,050	8,372	8,669
Shareholders' equity under U.S. GAAP	14,934	11,607	11,639	11,626	12,278
Consolidated Ratios
Profitability Ratios
Net interest margin(7)	2.40%	2.20%	2.09%	1.80%	1.78%
Return on average total assets(8)	0.43%	0.70%	0.93%	0.78%	0.53%
Return on assets at year end(9)	0.44%	0.71%	0.75%	0.75%	0.57%
Return on average shareholders' equity(10)	8.28%	15.49%	16.79%	13.09%	10.63%
Return on equity at year end(11)	8.44%	14.19%	16.05%	12.54%	10.49%
Capital Ratio
Shareholders' equity to total assets at year end	5.17%	4.97%	4.66%	5.84%	5.48%
Credit Quality Data
Doubtful loans(12)	2,892	1,948	2,157	3,009	3,859
Doubtful loans as a percentage of net loans(13)	1.94%	1.64%	1.83%	3.16%	3.51%

        The financial statements for December 31, 1998 and for the year then ended were prepared in lire and translated into euros at the fixed rate of exchange of Lit. 1,936.27 = €1.

        The following item numbers refer, where appropriate, to the corresponding item numbers shown in the Audited Consolidated Financial Statements of Sanpaolo IMI at December 31, 2002, 2001, 2000, 1999 and 1998.

(1)
The line item refers to total assets.

(2)
The line item refers to the sum of Item 30. "Due from banks" plus Item 40. "Loans to customers".

(3)
The line item refers to Item 10. "Due to banks".

(4)
The line item refers to the sum of Item 30. "Securities issued" plus Item 110. "Subordinated liabilities".

(5)
The line item refers to Item 140. "Minority interest".

(6)
The line item refers to the sum of Item 150. "Capital" plus Item 160. "Additional paid in capital" plus Item 170. "Reserves" plus Item 100. "Reserve for general banking risks" plus Item 120. "Negative goodwill arising on consolidation" plus Item 130. "Negative goodwill arising on application of the equity method" plus Item 180. "Revaluation reserves" plus Item 190. "Retained earnings" plus Item 200. "Net income for the year".

(7)
Net interest margin is net interest income as a percentage of average interest-earning assets.

(8)
Return on average total assets is net income after minority interests as a percentage of average total assets.

(9)
Return on assets at year end is net income after minority interests as a percentage of total assets at year end.

(10)
Return on average shareholders' equity represents net income after minority interests as a percentage of average shareholders' equity. Average shareholders' equity includes net income.

(11)
Return on shareholders' equity at year end represents net income after minority interests as a percentage of shareholders' equity at year end.

(12)
The line item refers to the sum of doubtful loans, including non-performing loans, problem loans, loans currently being restructured, restructured loans and unsecured loans exposed to country risk.

(13)
The line item represents the doubtful loans (see note 12 above) as a percentage of the net loans referred to in Item 30. "Due to banks" and Item 40. "Loans to customers".

Exchange Rates

        The following table shows, for the period indicated, certain information regarding the Noon Buying Rate for the Italian lira, expressed in Italian lire, per U.S. dollar.

Year ended December 31,	High	Low	Average(1)	At Period End
1998	1,828	1,592	1,737	1,654

(1)
Average of the rates for the last business day of each month in the period.

        On January 1, 1999, the Italian lira became a member currency of the euro at a fixed conversion rate of €1 = Lit. 1,936.27. The following table shows, for the periods indicated, certain information regarding the Noon Buying Rate for the euro, expressed in U.S. dollars per euro.

Year ended December 31,	High	Low	Average(1)	At Period End
1999	1.1812	1.0016	1.0588	1.0070
2000	1.0335	0.8270	0.9207	0.9388
2001	0.9535	0.8425	0.8909	0.8901
2002	1.0485	0.8594	0.9495	1.0485
2003 (through June 10, 2003)	1.1870	1.0361	1.0978	1.1686

(1)
Average of the rates for the last business day of each month in the period except for 2003 for which the date used is June 10, 2003.

        The following table shows the high and low exchange rates between the euro and the U.S. dollar, expressed in U.S. dollars per euro, during the last six months:

Month	High	Low
January 2003	1.0861	1.0361
February 2003	1.0875	1.0708
March 2003	1.0900	1.0545
April 2003	1.1180	1.0621
May 2003	1.1853	1.1200
June 2003 (through June 10, 2003)	1.1870	1.1686

        Beginning January 4, 1999, the Shares commenced trading on the mercato telematico azionario ("Telematico"), managed by Borsa Italiana S.p.A. ("Borsa Italiana") in euro. Fluctuations in the exchange rate between the euro and the U.S. dollar will affect the U.S. dollar equivalent of the euro price of the Shares and the price of the Sanpaolo IMI American Depositary Shares ("ADSs") on the New York Stock Exchange ("NYSE"). Cash dividends will be paid by Sanpaolo IMI in euro, and exchange rate fluctuations will also affect the U.S. dollar amounts received by owners of ADSs upon conversion by the depositary of dividends on the underlying Sanpaolo IMI Shares.

B. Selected Statistical Information

Average Balances and Interest Rates

        The following tables show average balances and interest rates for the Group for the years ended December 31, 2002, 2001 and 2000. For purposes of these tables, (i) average balances have been determined based on daily figures for interest-earning assets and interest-bearing liabilities of Sanpaolo IMI, Banco di Napoli Cardine, Banca Fideuram S.p.A. ("Banca Fideuram") and Banca Opi S.p.A. ("Banca Opi"), and on end of the quarter figures for all the other assets and liabilities of the Group; management believes that the average figures below present substantially the same trend as would be presented by daily averages; (ii) interest income derived from, and interest expenses associated with, transactions treated under Italian GAAP as hedging activities are reflected in the income and expense information; accordingly, interest income and expense in the following tables vary somewhat from the amounts presented in the Consolidated Financial Statements; (iii) tax-exempt income has not been calculated on a tax-equivalent basis because the effect of such calculations would not be significant; and

(iv) the average balance of non-accruing loans has been included in the average balance of loans and leases to non-credit institutions.

	Year ended December 31,
	2002			2001			2000
	Average Balance	Interest(1)	Average Yield	Average balance	Interest(1)	Average Yield	Average Balance	Interest(1)	Average Yield
	(in millions of €, except percentages)
Assets:
Interest-earning assets Interest-earning deposits and loans to credit institutions	12,120	399	3.29%	15,388	654	4.25%	20,348	892	4.38%
—Euro	11,421	386	3.38%	13,417	564	4.20%	15,434	667	4.32%
—Non euro	699	13	1.86%	1,971	90	4.57%	4,914	225	4.58%
Reverse repurchase agreements	5,992	185	3.09%	2,798	126	4.50%	4,318	198	4.59%
—Euro	5,264	173	3.29%	2,201	98	4.45%	3,733	159	4.26%
—Non euro	728	12	1.65%	597	28	4.69%	585	39	6.67%
Trading account securities and investment	17,351	750	4.32%	14,563	743	5.10%	12,265	683	5.57%
—Euro	13,022	599	4.60%	10,253	507	4.94%	8,713	464	5.33%
—Non euro	4,329	151	3.49%	4,310	236	5.48%	3,552	219	6.17%
Loans and leases to non-credit institutions	118,868	6,732	5.66%	89,839	5,721	6.37%	82,056	5,349	6.52%
—Euro	108,197	6,362	5.88%	79,444	5,214	6.56%	73,226	4,819	6.58%
—Non euro	10,671	370	3.47%	10,395	507	4.88%	8,830	530	6.00%
Other interest-earning assets from Banco di Napoli(2)	2,735	100	3.66%	3,874	196	5.06%	—	—	—
Total interest-earning assets	157,066	8,166	5.20%	126,462	7,440	5.88%	118,987	7,122	5.99%
—Euro	140,639	7,620	5.42%	109,189	6,579	6.03%	101,106	6,109	6.04%
—Non euro	16,427	546	3.32%	17,273	861	4.98%	17,881	1,013	5.67%
Non-interest-earning assets	50,299			45,047			37,177

Total assets	207,365			171,509			156,164

(1)
Interest income varies slightly from income as shown in the Consolidated Financial Statements due to differences in accounting for swaps entered into for asset/liability management purposes.

(2)
The line item comprises the credits from Società per la Gestione delle Attività ("SGA"). SGA is the company established to recover doubtful loans of Banco di Napoli.

	Year ended December 31,
	2002			2001			2000
	Average Balance	Interest(1)	Average Yield	Average balance	Interest(1)	Average Yield	Average Balance	Interest(1)	Average Yield
	(in millions of €, except percentages)
Liabilities and Shareholders' Equity:
Interest-bearing liabilities Deposits, short-term borrowings and medium- and long-term debt from credit institution	19,643	596	3.03%	18,014	847	4.70%	22,578	1,104	4.89%
—Euro	12,792	416	3.25%	10,725	514	4.79%	13,994	612	4.37%
—Non Euro	6,851	180	2.63%	7,289	333	4.57%	8,584	492	5.73%
Short-term borrowings and medium- and long-term debt from non-credit institutions	66,888	1,022	1.53%	52,586	1,319	2.51%	47,494	1,194	2.51%
—Euro	60,742	866	1.43%	45,291	1,032	2.28%	40,296	804	2.00%
—Non Euro	6,146	156	2.54%	7,295	287	3.93%	7,198	390	5.42%
Repurchase agreements	8,671	290	3.34%	7,109	313	4.40%	5,281	206	3.90%
—Euro	8,671	290	3.34%	7,109	313	4.40%	5,239	204	3.89%
—Non Euro	—	—	—	—	—	—	42	2	4.76%
Securities and subordinated liabilities(2)	54,085	2,485	4.59%	42,035	2,173	5.17%	37,840	2,046	5.41%
—Euro	51,864	2,406	4.64%	39,225	2,017	5.14%	34,709	1,827	5.26%
—Non euro	2,221	79	3.56%	2,810	156	5.55%	3,131	219	6.99%
Total interest-bearing liabilities	149,287	4,393	2.94%	119,744	4,652	3.88%	113,193	4,550	4.02%
—Euro	134,069	3,978	2.97%	102,350	3,876	3.79%	94,238	3,447	3.66%
—Non-Euro	15,218	415	2.73%	17,394	776	4.46%	18,955	1,103	5.82%
Non-interest-earning liabilities:
Other liabilities	46,853			43,255			34,662
Minority interest in consolidated subsidiaries	490			742			614
Total non-interest-bearing liabilities	47,343			43,997			35,276
Shareholders' equity
Common shares	5,144			3,931			3,931
Other shareholders' equity	5,591			3,837			3,764
Total shareholders' equity(3)	10,735			7,768			7,695

Total liabilities and shareholders' equity	207,365			171,509			156,164

(1)
Interest income varies slightly from income as shown in the Consolidated Financial Statements due to differences in accounting for swaps entered into for asset/liability management purposes.

(2)
This item comprises debt securities and subordinated debt.

(3)
Average shareholders' equity includes net income.

Change in Net Interest Income—Volume and Rate Analysis

        The following table shows the allocation, by category of interest-earning assets and interest-bearing liabilities and by currency, of changes in the Group's net interest income among changes in average volume, changes in average rate and changes in rate/volume for the year ended December 31, 2002 compared to the year ended December 31, 2001 and for the year ended December 31, 2001 compared to the year ended December 31, 2000.

	Year ended December 31,
	2002/2001				2001/2000
	Increase/(decrease) due to changes in				Increase/(decrease) due to changes in
	Volume(1)	Rate(2)	Volume/ Rate(3)	Net Change(4)	Volume	Rate	Volume/ Rate	Net Change
	(in millions of €, except percentages)
Interest Income
Interest-earning deposits and loans to credit institution	(139)	(148)	32	(255)	(217)	(26)	5	(238)
—Euro	(84)	(110)	16	(178)	(87)	(19)	3	(103)
—Non-Euro	(58)	(53)	34	(77)	(135)	—	—	(135)
Reverse purchase agreements	144	(39)	(46)	59	(70)	(4)	2	(72)
—Euro	136	(26)	(35)	75	(65)	7	(3)	(61)
—Non-Euro	6	(18)	(4)	(16)	1	(12)	—	(11)
Trading account securities and investment	142	(114)	(21)	7	128	(58)	(10)	60
—Euro	137	(35)	(10)	92	82	(34)	(5)	43
—Non-Euro	1	(86)	—	(85)	47	(25)	(5)	17
Loans and leases to non-credit institutions:	1,849	(638)	(200)	1,011	507	(123)	(12)	372
—Euro	1,886	(540)	(198)	1,148	409	(15)	1	395
—Non-Euro	13	(147)	(3)	(137)	94	(99)	(18)	(23)
Other interest earnings from Banco di Napoli(1)	(58)	(54)	16	(96)	—	—	—	—
Total interest income	1,800	(860)	(214)	726	448	(131)	1	318
—Euro	1,896	(666)	(189)	1,041	488	(10)	(8)	470
—Non-Euro	(42)	(287)	14	(315)	(34)	(123)	5	(152)
Interest Expense
Deposits, short-term borrowings and medium- and long-term debt from credit institutions	77	(301)	(27)	(251)	(223)	(43)	9	(257)
—Euro	99	(165)	(32)	(98)	(143)	59	(14)	(98)
—Non-Euro	(20)	(141)	8	(153)	(74)	(100)	15	(159)
Short-term borrowings and medium- and long-term debt from non-credit institutions	359	(515)	(141)	(297)	128	—	(3)	125
—Euro	352	(385)	(133)	(166)	100	113	15	228
—Non-Euro	(45)	(101)	15	(131)	5	(107)	(1)	(103)
Repurchase agreements	69	(75)	(17)	(23)	71	26	10	107
—Euro	69	(75)	(17)	(23)	73	27	9	109
—Non-Euro	—	—	—	—	(2)	(2)	2	(2)
Securities and subordinated liabilities	623	(244)	(67)	312	227	(91)	(9)	127
—Euro	650	(196)	(65)	389	238	(42)	(6)	190
—Non-Euro	(33)	(56)	12	(77)	(22)	(45)	4	(63)
Total interest expense:	1,146	(1,126)	(279)	(259)	263	(158)	(3)	102
—Euro	1,202	(839)	(261)	102	297	123	9	429
—Non-Euro	(97)	(301)	37	(361)	(91)	(258)	22	(327)

(1)
Volume: corresponds to the average balance for the year minus the average balance for the previous year, multiplied by the average yield for such year.

(2)
Rate: corresponds to the average yield for the year minus the average yield for the previous year, multiplied by the average balance for such year.

(3)
Volume/Rate: corresponds to "Net Change" minus "Volume" and minus "Rate"

(4)
Net change: corresponds to the interest for the year minus the interest for the previous year.

Interest-Earning Assets: Margin and Spread

        The following table shows the Group's average yield, net yield and spread, including the effect of hedging, for the years ended December 31, 2002, 2001 and 2000.

	Year ended December 31,
	2002	2001	2000
	(percentages)
Average yield(1)	5.20	5.88	5.99
—Euro	5.42	6.03	6.04
—Non-euro	3.32	4.98	5.67
Net yield (2)	2.40	2.20	2.16
—Euro	2.59	2.48	2.63
—Non-euro	0.80	0.49	(0.50)
Spread(3)	2.26	2.00	1.97
—Euro	2.45	2.24	2.38
—Non-euro	0.59	0.52	(0.15)

(1)
Average yield is interest income as a percentage of average interest-earning assets.

(2)
Net yield is net interest income as a percentage of average interest-earning assets.

(3)
Spread is the difference between average yield and the average cost of interest-bearing liabilities.

Return on Equity and Assets

        The following table shows certain selected financial ratios which have been derived from average balance sheet information and the Consolidated Financial Statements.

	Year ended December 31,
	2002	2001	2000
	(percentages)
Net income as percentage of:
Average total assets	0.43	0.70	0.83
Average shareholders' equity(1)	8.28	15.49	16.79
Dividends as percentage of net income	49.18	66.28	61.96
Average shareholders' equity as a percentage of average total assets(1)	5.18	4.53	4.93

(1)
Average shareholders' equity includes net income.

Securities Portfolio

        At December 31, 2002, securities held by the Group were carried on the Group's consolidated balance sheet at a book value of €22,560 million, representing 11.07% of its total assets. The aggregate book value and the aggregate market value of securities held by the Group issued by the Italian government and Italian government agencies were €9,019 million, €9,101 million and €11,343 million, €11,369 million, respectively, at December 31, 2002 and 2001. The Group does not otherwise hold securities issued or guaranteed by any one entity or obligor, other than the Italian government, whose carrying value represents more than 10% of consolidated shareholders' equity.

  Book and market value

        The following table shows the book value and the market value of the Group's securities by type and domicile of issuer at the dates indicated. For a discussion of how the Group values its securities, see Note 10 to the Consolidated Financial Statements.

	Year ended December 31,
	2002		2001		2000
	Book Value	Market Value	Book Value	Market Value	Book Value	Market Value
	(in millions of €)
Domestic:
Government	9,019	9,101	11,343	11,369	12,464	12,519
Corporate and other securities	3,756	3,787	2,723	2,731	2,564	2,572
Equity and other(1)	1,593	1,594	1,039	1,039	1,766	1,766

Total domestic	14,368	14,482	15,105	15,139	16,794	16,857

International:
Government	2,075	2,092	1,738	1,743	2,043	2,041
Corporate and other securities	5,115	5,124	4,785	4,802	5,884	5,889
Equity and other(1)	1,002	1,005	489	490	237	237

Total international	8,192	8,221	7,012	7,035	8,164	8,167

Total Securities	22,560	22,703	22,117	22,174	24,958	25,024

(1)
This line item does not include treasury Shares held by the Group at December 31, 2002, 2001 and 2000 with, respectively, a book value of €31 million, €304 million and €739 million, and, respectively, a market value of €31 million, €221 million and €763 million.

  Maturity and weighted average yield

        The following table shows the maturities and weighted average yield of the securities held by the Group by type and domicile of issuer at December 31, 2002. Yield on tax-exempt obligations has not been calculated on a tax-equivalent basis because the effect of such a calculation would not be material.

	At December 31, 2002
	Maturing within one year	Maturing between one and five years	Amount(1) maturing between five years and ten years	Maturing after ten years	Total amount
	(in millions of €, except percentages)
Domestic:
Government	2,743	3,886	1,816	574	9,019
Corporate and other securities	794	2,021	901	40	3,756
Equity and other	1,593(2)	—	—	—	1,593

Total domestic	5,130	5,907	2,717	614	14,368

International:
Government	109	1,574	347	45	2,075
Corporate and other securities	2,036	2,108	643	328	5,115
Equity and other	1,002 (2)	—	—	—	1,002

Total international	3,147	3,682	990	373	8,192

Total Securities	8,277	9,589	3,707	987	22,560

Total Securities (market value)	8,318	9,617	3,774	994	22,703
Weighted average yield(3)	2.87%	3.90%	4.76%	4.89%	3.72%

(1)
Based on book value unless otherwise indicated.

(2)
Not subject to maturity. Customarily classified in this column.

(3)
Based on book value.

Loan Portfolio

        The Group's loan portfolio includes securities purchased under agreements to resell and loans to other banks. Loans, including principal not yet due and principal and interest due but not yet collected, are stated at their estimated realizable value, taking into account the financial condition of borrowers in difficulty and any debt-servicing problems faced by individual industrial sectors or the country in which such borrowers are residents, See "—Risk Elements in the Loan Portfolio—Non-accrual of interest" below and Note 10 to the Consolidated Financial Statements. The assessment performed also takes into consideration any guarantees received, market prices (where applicable) and general difficulties experienced by the different categories of borrowers. Estimated realizable value is determined following a detailed review of loans outstanding during the year, considering the degree of risk associated with the various forms of lending and the risk of default inherent in loans that are currently performing normally. The estimated realizable value of doubtful loans, excluding loan exposed to country risk, takes into consideration not only the likelihood of eventual recovery, but also any total or partial failure to generate income and delayed repayments of doubtful loans. These value adjustments are made directly to the loan value, and not against any reserve account.

        When it has been determined that a loan is impaired, the Group makes either a value adjustment to the loan, which is charged directly to income, or a provision, which is charged to income through allowance for possible loan losses. See "—Risk Elements in the Loan Portfolio—Allowance for possible loan losses and value adjustments to Loans" below. In this Selected Statistical Information section, the term "net loans" refers to the amount of loans shown on the face of the balance sheet. Net loans are net of any value adjustments (losses charged directly to income) and net of any allowance for possible loan losses. The term "total loans" refers to loans net of any value adjustments, but before deduction of the allowance for possible loan losses. Total loans do not appear on the face of the balance sheet, but are set forth under "Total loans to customers" and "Total loans to banks" in Note 12 to the Consolidated Financial Statements.

        At December 31, 2002, the Group's net loans amounted to €148,701 million (72.97% of total assets). The allowance for loan losses amounted to €4,636 million (3.02% of total loans). Total domestic loans amounted to €121,109 million (79% of total loans), while total international loans amounted to €32,228 million. At December 31, 2002, secured loans to customers other than banks amounted to €131,301 million, equal to approximately 88.3% of the Group's total net loans. In addition to loans, at December 31, 2002 the Group had loan commitments (certain and not certain to be called) amounting to €27,574 million and guarantees amounting to €20,483 million.

  Loans by Location and Type of Borrower

        The following table shows, at the dates indicated, the Group's total loans divided into domestic and international loans, broken down by loans to the public sector, banks and other private sector customers.

	At December 31,
Total Loans(1)
	2002			2001			2000			1999		1998(7)
	(in millions of €, except percentages)
Domestic:
Government and other public entities	13,065		8.52%	11,957		9.81%	14,120		11.62%	9,487	9.60%	21,377	18.84%
Banks and credit institutions	5,132		3.35%	8,718		7.15%	9,863		8.12%	10,264	10.39%	10,038	8.85%
Non-financial business	92,882	(2)	60.57%	61,395		50.37%	60,482		49.78%	50,500	51.13%	50,222	44.27%
Other(3)	10,030		6.54%	10,150		8.33%	10,325		8.50%	3,996	4.05%	8,236	7.26%

Total domestic	121,109		78.98%	92,220		75.65%	94,790		78.02%	74,247	75.17%	89,873	79.22%
International:
Government	438		0.29%	595		0.49%	818		0.67%	1,497	1,52%	605	0.53%
Banks and credit institutions	16,904		11.02%	12,891		10.58%	9,281		7.64%	12,048	12.20%	13,156	11.60%
Other	14,886	(4)	9.71%	16,192	(5)	13.28%	16,602	(6)	13.67%	10,984	11.12%	9,818	8.65%
Total international	32,228		21.02%	29,678		24.35%	26,701		21.98%	24,529	24.83%	23,579	20.78%

Total domestic and international	153,337		100.00%	121,898		100.00%	121,491		100.00%	98,776	100.00%	113,452	100.00%

(1)
Total loans are loans net of any value adjustments but before deduction of any allowance for possible loan losses. Total loans do not appear on the face of the balance sheet, but are set forth in Note 12 to the Consolidated Financial Statements under "Total loans to customers" and "Total loans to banks".

(2)
Domestic non-financial businesses comprises: industrial €29,294 million, commercial and similar activities €23,037 million, building and construction industry €7,230 million, transportation €4,871 million, agriculture €2,271 million, communications €1,179 million and households and other €25,000 million.

(3)
Comprises loans to financial institutions.

(4)
Comprises loans to non-financial businesses (€9,320 million), financial institutions (€4,133 million) and households (€1,269 million).

(5)
Comprises loans to non-financial businesses (€11,148 million). financial institutions (€3,679 million) and households (€1.103 million).

(6)
Comprises non-financial businesses (€8,178 million), financial institutions (€4,618 million) and households (€25 million).

(7)
The financial data for December 31, 1998 were prepared in lire and translated into euros at the fixed rate of exchange of Lit. 1,936.27 = €1.

  Loans by Type of Facility

        The Group's principal lending instruments are overdrafts on current accounts, repurchase agreements and medium- and long-term loans including mortgage loans to public entities originated by Banca Opi.

        The following table shows, as the dates indicated, the net loans of the Group by type of facility.

	At December 31,
Net loans(1)
	2002		2001		2000		1999		1998(2)
	(in millions of € except percentages)
Mortgages and industrial loans	59,651	40.11%	45,760	38.57%	45,045	38.23%	37,110	38.93%	50,741	46.14%
Other forms of finance	28,024	18.85%	25,509	21.50%	27,636	23.46%	14,594	15.31%	12,386	11.27%
Loans to banks	10,326	6.94%	14,800	12.48%	14,332	12.16%	16,580	17.39%	15,069	13.70%
Current account overdrafts	17,574	11.82%	10,581	8.92%	11,732	9.96%	9,681	10.16%	9,052	8,23%
Reverse repurchase agreements(3)	14,262	9.59%	10,482	8.84%	7,767	6.59%	7,334	7.69%	12,979	11.80%
Advances with recourse	3,484	2.34%	2,781	2.34%	2,890	2.45%	2,201	2.31%	2,467	2.24%
Import-export loans	3,090	2.08%	2,465	2.08%	2,531	2.15%	1,579	1.66%	1,394	1.27%
Finance leases	4,266	2.87%	2,253	1.90%	1,877	1.59%	1,695	1.78%	1,341	1.22%
Personal loans	3,782	2.54%	1,250	1.05%	1,128	0.96%	969	1.02%	521	0.47%
Discounted notes	1,067	0.72%	968	0.82%	1,090	0.93%	1,089	1.14%	1,212	1.10%
Factoring	1,717	1.15%	798	0.67%	707	0.60%	721	0.76%	782	0.71%
Subordinated loans(3)	123	0.08%	49	0.04%	74	0.06%	71	0.07%	26	0.02%
Non-performing loans(3)	1,335	0.90%	931	0.78%	1,016	0.86%	1,694	1.78%	2,012	1.83%

Net loans(3)	148,701	100.00%	118,627	100.00%	117,825	100.00%	95,318	100.00%	109,982	100.00%

(1)
Net loans are loans net of any value adjustments and net of any allowance for possible loan losses. The amount of net loans is the loan amount that appears on the face of the balance sheet.

(2)
The financial statements for December 31, 1998 and for the year then ended were prepared in lire and translated into euros at the fixed rate of exchange of Lit, 1,936.27 = €1.

(3)
Includes loans to banks.

        The Sanpaolo IMI Group provides credit services to a wide and diversified range of individual and corporate customers, predominantly in the Italian domestic market. The Sanpaolo IMI Group also grants medium- and long-term loans, consisting both of industrial and real estate mortgage loans.

        The Sanpaolo IMI Group's lending business is divided between (i) installment loans, which consist primarily of mortgages (including mortgage loans to public entities originated by Banca Opi) and industrial loans, and (ii) non-installment loans, including demand loans (principally current account overdrafts) and loans which are expected to be repaid in a single payment.

  Mortgages and industrial loans

        Mortgage loans consist primarily of (1) residential mortgages to individuals for private residences, (2) loans to co-operative institutions in the housing industry, and (3) commercial construction loans secured by the underlying real property. Residential mortgages to individuals for private residences are typically repaid in monthly installments. Loans to building contractors or to co-operative institutions in the housing industry and commercial construction loans secured by the underlying real property are repaid in six month installments. Mortgage loans include loans to public entities, which historically have received full government support in Italy. Sanpaolo IMI does not believe that these loans present a significant credit risk.

        Residential mortgages have a maximum loan to value ratio of 75% (starting from May 1, 2003 the maximum loan to value ratio was increased to 80% as envisaged under current Italian regulations) with maturities of up to 30 years, at fixed or floating rates of interest (or a combination of the two, at the customer's option).

        The process for recovering against collateral through the Italian legal system often consists of a series of judicial auctions, which successively reduce the ultimate potential recovery and which currently last an average of five and a half years. Sanpaolo IMI's policy is to limit the value of each loan to 80% of the value of the premises, in the case of mortgages; up to 50% of the cost of construction at the time of loan origination, in the case of construction loans; and up to 75% of renovation costs at the time of loan origination, in the case of renovation costs. These limits are reduced if appropriate in light of the credit analysis performed on each borrower. Sanpaolo IMI believes that the value of the collateral on its mortgage loans covers its exposure. Sanpaolo IMI makes provisions or adjustments whenever such coverage is no longer deemed to be sufficient.

  Other forms of finance

        Other forms of finance principally include short-term loans to (Italian and foreign) non-financial institutions and individuals, other than loans covered by the "—Mortgages and industrial loans" category discussed above.

  Loans to banks

        Loans to banks principally include mandatory reserves deposits and current accounts.

        The following table shows net loans by maturity at December 31, 2002.

	At December 31, 2002
Net loans(1)	Within one year		Between one and five years		Greater than five years		Total
	(in millions of €, except percentages)
Mortgages and industrial loans	9,772	11.87%	26,118	68.48%	23,761	84.20%	59,651	40.11%
Other forms of finance	20,215	24.55%	5,357	14.05%	2,452	8.69%	28,024	18.85%
Loans to banks	9,001	10.93%	734	1.92%	591	2.09%	10,326	6.94%
Current account overdrafts	17,554	21.32%	13	0.03%	7	0.02%	17,574	11.82%
Repurchase agreements	14,236	17.29%	26	0.07%	—	—	14,262	9.59%
Advances with recourse	3,482	4.23%	2	0.01%	—	—	3,484	2.34%
Import-export loans	2,942	3.57%	114	0.30%	34	0.12%	3,090	2.08%
Finance leases	1,476	1.79%	2,024	5.31%	766	2.71%	4,266	2.87%
Discounted notes	942	1.14%	125	0.33%	—	—	1,067	0.72%
Personal loans	1,716	2.08%	1,791	4.70%	275	0.97%	3,782	2.54%
Factoring loans	1,005	1.22%	432	1.13%	280	0.99%	1,717	1.15%
Subordinated loans	—	—	69	0.18%	54	0.19%	123	0.08%
Non-performing loans(2)	—	—	1,335	3.50%	—	—	1,335	0.90%

Net loans	82,341	100.00%	38,140	100.00%	28,220	100.00%	148,701	100.00%

(1)
Net loans are total loans net of any value adjustments and net of any allowance for possible loan losses. The amount of net loans is the loan amount that appears on the face of the balance sheet.

(2)
Includes non-performing loans to banks. For purposes of this table, all non-performing loans are included in the column "Between one and five years". These numbers refer only to net loans and therefore differ from the figures for non-performing loans shown under "—Risk Elements in the Loan Portfolio" below in the table setting forth Total Loans.

  Loans by Category of Borrower

        At December 31, 2002, a single borrower, the Italian Ministry of Economy and Finance (€2.38 billion), accounted for 1.6% of Sanpaolo IMI Group's net loans. The largest 20 total loan exposures accounted for 14.18% of Sanpaolo IMI Group's total loan portfolio, while the largest 50 total loan exposures accounted for 20.92%.

        At December 31, 2002, the Group had six "significant risk exposures", defined by the Bank of Italy as positions that exceeded 10% of consolidated shareholders' equity for supervisory purposes. See "Item 4. Information on Sanpaolo IMI—Business Overview—The Italian Banking System: Supervision and Regulation—Lending Limits".

        The six "significant risk exposures" for supervisory purposes that the Group had as of December 31, 2002 amounted to a total of €11.448 billion. One of the "significant risk exposures" is to Fiat (as defined below). See "Item 4. Information on Sanpaolo IMI—History and Developments of Sanpaolo IMI—Significant Developments During 2002—Fiat—Italenergia—Edison".

        The six "significant risk exposures" for supervisory purposes that the Group had as of December 31, 2002, relate to major Italian utility, transportation, telecommunications and industrial groups.

        The following table shows, at the dates indicated, the distribution of the Group's net loans by category of borrower:

	At December 31,
Net loans(1)
	2002		2001		2000(2)		1999		1998(3)
	(in millions of €, except percentages)
Building and construction industry	6,558	4.41%	3,832	3.23%	3,901	3.31%	3,711	3.89%	5,013	4.56%
Commercial and similar activities	21,802	14.66%	13,334	11.24%	14,472	12.28%	11,353	11.91%	10,877	9.89%
Industrial	28,306	19.04%	21,376	18.02%	22,131	18.78%	17,081	17.92%	17,018	15.47%
Governments	7,237	4.87%	5,342	4.50%	5,093	4.32%	4,471	4.69%	14,255	12.96%
Other public agencies	6,244	4.20%	7,193	6.06%	7,663	6.50%	5,469	5.74%	7,642	6.95%
Transportation	4,790	3.22%	2,912	2.45%	2,389	2.03%	1,592	1.67%	3,257	2.96%
Agriculture	2,043	1.37%	1,264	1.07%	1,400	1.19%	865	0.91%	1,044	0.95%
Finance, insurance, leasing, etc.	13,985	9.40%	13,669	11.52%	14,765	12.53%	6,751	7.08%	12,534	11.40%
Banks	22,000	14.79%	21,571	18.18%	19,119	16.23%	22,144	23.23%	23,093	21.00%
Communications(4)	1,171	0.79%	1,308	1.10%	1,424	1.21%	1,389	1.46%	1,366	1.24%
Foreign non-financial business	9,010	6.06%	10,952	9.23%	10,178	8.64%	7,269	7.63%	9,208	8.37%
Other	25,555	17.19%	15,874	13.38%	15,290	12.98%	13,223	13.87%	4,675	4.25%

Total	148,701	100.00%	118,627	100.00%	117,825	100.00%	95,318	100.00%	109,982	100.00%

(1)
Net loans are total loans net of any value adjustments and net of any allowance for possible loan losses. The amount of net loans is the loan amount that appears on the face of the balance sheet.

(2)
The categories included for 2000 are reclassified to take into account the classifications used by Banca OPI to provide a more consistent comparison.

(3)
The financial statements for the year ended and at December 31, 1998 were prepared in lire and translated into euros at the fixed rate of exchange of Lit. 1,936.27 = €1.

(4)
Includes telecommunications.

  Loans by Geographic Area

        The following table shows, at the dates indicated, the geographic distribution of net loans (including securities purchased under agreement to resell and loans to banks) by general location of the customer as reported to the Bank of Italy:

	At December 31,
Net loans(1)
	2002		2001		2000		1999		1998(3)
	(in millions of €, except percentages)
Loans to residents(2):
Northern Italy	70,375	60.2%	45,359	50.8%	42,460	46.4%	42,646	59.8%	45,577	52.6%
Central Italy	22,100	18.9%	18,927	21.2%	22,876	25.0%	21,445	30.1%	32,674	37.7%
Southern Italy	24,462	20.9%	25,049	28.0%	26,132	28.6%	7,238	10.1%	8,397	9.7%

Total to residents(2)	116,937	100.0%	89,335	100.0%	91,468	100.0%	71,329	100.0%	86,648	100.0%

Loans to non-residents(2)	31,764		29,292		26,357		23,989		23,334

Total to residents and non-residents	148,701		118,627		117,825		95,318		109,982

(1)
Net loans are total loans net of any value adjustments and net of any allowance for possible loan losses. The amount of net loans is the loan amount that appears on the face of the balance sheet.

(2)
Including banks.

(3)
The financial statements for the year ended and at December 31, 1998 were prepared in the lire and translated into euros at the fixed rate of exchange of Lit. 1,936.27 = €1.

  Interest Rate Sensitivity

        The following table shows, at the dates indicated, a breakdown of the amounts outstanding of fixed rate and floating rate loans due after one year.

	At December 31, 2002
Net loans(1)
	Domestic	International	Total
	(in millions of €)
Fixed rate	21,593	2,713	24,306
Floating rate	37,491	4,564	42,055

Total	59,084	7,277	66,361

(1)
Net loans are total loans net of any value adjustments and net of any allowance for possible loan losses. The amount of net loans is the loan amount that appears on the face of the balance sheet.

  Foreign Country Outstandings

        For the years ended December 31, 2002, 2001 and 2000, foreign country outstandings are those outstandings (i) to residents outside of Italy in euros or in a currency different from the currency of the borrower and (ii) in the local currency of the borrower but not hedged or funded in such currency by a counterparty resident in the same country. Foreign country outstandings include outstandings in euros in countries (other than Italy) which have adopted the euro as their currency, and which have been funded, in euros, in a country different from the country in which the amounts are outstanding. The outstandings include net loans to customers and to banks, other advances, securities and other monetary assets, but exclude finance provided within the Group, and loans guaranteed by SACE (an Italian government agency which provides export credit insurance) or by supranational organizations.

        The following table shows, at the dates indicated, the aggregate amount of the Group's cross-border outstandings where outstandings in the borrower's country exceeded 1% of the Group's total assets. The geographic breakdown is based on the country of the borrower or guarantor of ultimate risk.

	At December 31,
	2002		2001		2000
Loans and monetary assets	(millions of €)	% of total assets	(millions of €)	% of total assets	(millions of €)	% of total assets
France	2,344	1.15	2,029	1.00	1,636	0.80
United Kingdom	3,438	1.69	1,799	0.88	2,670	1.31
United States	845	0.41	1,283	0.63	3,521	1.73
Germany	1,637	0.80	348	0.17	2,047	1.00

        The following table shows, at the dates indicated, the total amount for each type of borrower and the aggregate amount of the Group's cross-border outstandings where outstandings in the borrower's country exceeded 0.75% of the Group's total assets. Undrawn lines of credit are disclosed to the extent that management considers them to be material. The geographic breakdown is based on the country of the borrower or the guarantor of ultimate risk.

Loans and monetary assets	Government	Banks and credit institutions	Commercial industrial and others	Net local country claims	Total	Guarantees and commitments
	(in millions of €)
At December 31, 2002
France	2	908	412	1,022	2,344	1,649
United Kingdom	—	3,078	345	15	3,438	1,065
United States	—	433	54	359	846	148
Germany	—	1,582	43	12	1,637	506

Total	2	6,001	854	1,408	8,265	3,368

At December 31, 2001
France	2	221	711	1,095	2,029	1,421
United Kingdom	—	1,298	482	19	1,799	697
United States	45	450	105	683	1,283	54
Germany	—	189	11	148	348	205

Total	47	2,158	1,309	1,945	5,459	2,377

At December 31, 2000
France	1	421	592	622	1,636	1,554
United Kingdom	—	1,630	1,024	16	2,670	929
United States	46	718	2,693	64	3,521	907
Germany	—	937	1,110	—	2,047	438

Total	47	3,706	5,419	702	9,874	3,828

  Risk Elements in the Loan Portfolio

        The Group analyzes the risk elements in its loan portfolio based on Italian regulations and industry practice and on applicable local regulations and industry practices in other countries where the Group does business. Its loan classification policies and procedures differ in significant respects from those followed by banks in the United States.

        The Group divides its loan portfolio into five broad categories:

  •
  in bonis, or performing loans;

  •
  restructured loans or loans in course of restructuring;

  •
  incagli, or problem loans;

  •
  sofferenze, or non-performing loans; and

  •
  loans exposed to country risk.

	At December 31,
Total Loans(1)
	2002	2001	2000	1999	1998(4)
	(in millions of €, except percentages)
Loans past due by more than 90 days (but still classified as in bonis):
Domestic	837	581	758	262	283
Outstanding principal(2)	718	497	551	208	217
Unpaid installments(3)	119	84	207	54	66
International	2	9	73	1	2
Outstanding principal(2)	—	8	68	1	2
Unpaid installments(3)	2	1	5	—	—

Total	839	590	831	263	285

Restructured loans or loans in course of restructuring
—domestic	295	182	131	112	189
—International	8	5	8	43	—

Total	303	187	139	155	189

Problem loans (incagli)
—domestic	1,644	987	1,213	1,532	1,802
—International	123	103	128	13	144

Total	1,767	1,090	1,341	1,545	1,946

Non-performing loans (sofferenze)
—domestic	3,856	2,730	3,331	3,972	4,282
—International	449	350	225	185	244

Total	4,305	3,080	3,556	4,157	4,526

Total loans overdue by more than 90 days, non-performing, restructured loans and loans in course of restructuring, and problem loans	7,214	4,947	5,867	6,120	6,946
As a percentage of all total loans	4.7%	4.1%	4.8%	6.2%	6.1%

(1)
Total loans are loans net of any value adjustments but before deduction for the allowance for possible loan losses. Total loans do not appear on the face of the balance sheet, but are set forth in Note 12 to the Consolidated Financial Statements under "Total loans to customers" and "Total loans to banks".

(2)
Outstanding principal consists of installments of principal (but not interest) which have not yet come due.

(3)
Unpaid installments consist of installments of principal and interest (including default interest) which have come due but have not been paid. See Note 12 to the Consolidated Financial Statements.

(4)
The financial statements for the year ended December 31, 1998 were prepared in lire and translated into euros at the fixed rate of exchange of Lit. l,936.27 = €l.

        In 2002, loans past due by more than 90 days were €839 million, an increase of 42.2% compared to 2001. The increase is attributable to the Cardine Merger (as defined below). Cardine contributed an aggregate of €329 million in loans past due by more than 90 days. In 2002, the loans past due by more than 90 days of Sanpaolo IMI, without Cardine, were €510 million, a decrease of 13.6% compared to 2001.

        In 2002, non-performing loans were €4,305 million, an increase of 39.8% compared to 2001. The increase is primarily attributable to the Cardine Merger (as defined below). Cardine contributed an aggregate of €960 million of non-performing loans. In 2002, non-performing loans of Sanpaolo IMI, without Cardine, were €3,345 million, an increase of 8.6% compared to 2001.

  In bonis, or performing loans

        In bonis, or performing loans includes loans past due by more than 90 days which are not otherwise classified. Under Italian practice and Bank of Italy regulations, a loan may be classified as in bonis, even though the loan is 90 days past due as to principal, interest or both. Under these circumstances, the loan is still in bonis, but it generates default interest. Sanpaolo IMI writes down the entire amount of such default interest, regardless of the possibility of the default interest being paid. Sanpaolo IMI does not write down the regular interest on such loans because they are still considered performing.

        Sanpaolo IMI classifies loans past due by more than 90 days as in bonis if:

  •
  in its discretion, Sanpaolo IMI believes that the borrower does not have debt servicing problems;

  •
  the Bank of Italy regulations do not require Sanpaolo IMI to consider the loan as a problem loan (incagli) in view of the nature of the transaction (the term of the delay in the payment is shorter than prescribed by the Italian regulators); and

  •
  in management's view, the borrower is not experiencing financial difficulties whether temporary or not.

        If a loan that is overdue by more than 90 days fails to satisfy one or both of the above criteria, it will be classified among the incagli or the sofferenze, as the case may be.

        Performing loans are valued on a general basis, except for the positions of certain companies under observation, which are assessed on a case-by-case basis. General adjustments to performing loans are calculated by the individual subsidiaries on a historical-statistical basis. For the Parent Bank and domestic commercial networks, this method is integrated by a centralized portfolio model based on the risk management methodologies used to monitor and control credit risks.

        The Parent Bank's historical/statistical method, which essentially provides a historical valuation of the portfolio risk level, is organized as follows:

  •
  at the period-end an estimate is made of the performing loans which, based on the movements over the last five years, are expected to become doubtful loans during the next year;

  •
  the calculation of the potential losses likely to be incurred on the aggregate of the estimate, is determined assuming that the loss percentage on performing loans transferred to doubtful loans is the same as the average loss observed over the last five years.

        The portfolio model which, characterized by valuation tables, provides the extent of the loss which might be suffered the following year, is based essentially on the following elements:

  •
  the rating attributed to each counterparty assigned by the Parent Bank, which is used to calculate the likelihood of insolvency in the next year (i.e. movements in doubtful loans), aligned to the average level of the economic cycle;

  •
  the loss given default which measures the average percentage of loss expected in the case of insolvency.

        The "expected losses" resulting from a reasoned comparison of the two models, constitute the parameter of reference utilized to calculate the "general reserve" destined to cover the default risk on performing loans. This calculation is aligned to what is assumed to be a fair value, determined also considering specific factors pertaining to the portfolio and to valuations of the expected evolution of the economic cycle.

        Restructured loans or loans in course of restructuring; these loans are subject to valuation on a case-by-case basis.

        Incagli, or problem loans; these loans are subject to valuation on a case-by-case basis.

        Sofferenze, or non-performing loans; these loans are subject to valuation on a case-by-case basis.

        Loans exposed to country risk; these are loans to borrowers resident in countries with debt-servicing difficulties, and are normally adjusted on a general basis by applying writedown percentages that are not lower than those specified by the Italian Banking Association. However, where specific loans exposed to country risk have underlying guarantees, the level of credit risk hedging offered by the underlying guarantees are taken into account when evaluating the specific loans. Underlying guarantees are not taken into account for certain specific positions presenting particular risks; such positions are assessed on a case-by-case basis, using objective criteria for the applicable category of risk.

        The five categories above are currently used within the Sanpaolo IMI Group and are reported in the explanatory notes to the financial statements for 2002 (see Note 12 to the Consolidated Financial Statements) according to the principles in force during the period.

        The Group reports the amounts of loans falling within these categories to the Bank of Italy in accordance with its regulations.

        In the absence of information which may enable the management to assess the financial difficulties of borrowers, the objective criteria based on (in the case of installment loans) the non-payment of installments may result in loans being classified as problem or non-performing loans later than would be the case in the United States. Since many loan payments are due only on a semiannual basis, a significant proportion of problem loans are loans where a delay in scheduled payments has exceeded three semiannual installments, although the Group does classify many loans, particularly non-installment loans, when the delay in expected payments is much shorter than the applicable period.

        Sanpaolo IMI Group's loan portfolio is monitored on an ongoing basis both centrally and at branch or subsidiary level in order to identify potential problems as early as possible and to evaluate the prospects of recovery and estimated losses with respect to problem and non-performing loans (see "Item 11. Quantitative and Qualitative Disclosures about Market Risk"). In addition, for accounting purposes, each non-performing loan, problem loan, restructured loan or loan in the course of restructuring, or loan exposed to country risk is evaluated on an ongoing basis and, if secured, a specific provision or adjustment is made for the expected loss in accordance with the policies and procedures described below. The entire performing loan portfolio is evaluated for accounting purposes every three months on an aggregate basis.

        Loans, including principal not yet due and principal and interest due but not yet collected, are stated at their estimated realizable value, taking into account the financial condition of borrowers in difficulty and any debt servicing problems faced by individual industrial sectors or the country in which such borrowers are residents. See "—Non-accrual of interest" below. The following table shows, at the dates indicated, the Group's total classified loans by category of loan classification, except for loans exposed to country risk, which are discussed in "loans exposed to country risk" below. The table below follows U.S. practice and shows total loans that are past due by more than 90 days. With the exception of total loans that are past due by more than 90 days, all other information in this section of the annual report, including credit quality ratios, follows Italian regulations and industry practices which (in comparison to U.S. practice and in the absence of information which may enable the management to assess the financial difficulties of borrowers) result in fewer loans classified in the applicable categories.

  Potential problem loans

        The classification of risk elements in the loan portfolio as discussed herein is in compliance with the applicable prudential standards determined by the Bank of Italy. Under such prudential standards, as implemented by Sanpaolo IMI, potential problem loans are included among incagli–or problem loans. Management believes that the classification adequately reflects the risk elements contained in the loan portfolio of the Sanpaolo IMI Group.

  Guarantees and commitments

        Guarantees and commitments giving rise to credit risk are recorded at the total value of the exposure, while the related risk is assessed on the basis described in relation to loans. Expected losses in relation to guarantees and commitments are covered by the related provision. Where the Group has taken over, through a guarantee, the lending risk ("seller protection") of a loan, exposures to the debtors underlying credit derivatives are included among the commitments.

  Non-performing Loans

        Under the Bank of Italy regulations, as implemented by Sanpaolo IMI policies, Sanpaolo IMI classifies a loan as non-performing (sofferenze):

  (1)
  when the borrower is in insolvency proceedings;

  (2)
  once Sanpaolo IMI or any other creditor initiates legal proceedings in respect of the debt of that borrower; or

  (3)
  if the borrower is experiencing serious financial difficulties that are not likely to be temporary, even if Sanpaolo IMI has not yet initiated legal proceedings.

        In addition, effective January 1, 2000 Sanpaolo IMI's policy, which is derived from the Bank of Italy regulations, has been to classify all loans with periodic payments, whether amortizing or not, as non-performing when both (a) a borrower fails to pay a specified number of installments when due and (b) the amount of the overdue payments, net of default interest, is equal to or above 20% of Sanpaolo IMI's exposure to the borrower (net of default interest).

        The number of missed installments that will cause a loan to be treated as non-performing depends upon the number of installments required contractually and the term of the loan, as follows:

Installment period	Term of 36 months or less	Term of over 36 months
Monthly	8	10
Quarterly	5	7
Semiannually	3	4
Annually	6 months after 2	6 months after 2

        The following table shows, at the dates indicated, the amount of Sanpaolo IMI Group's non-performing loans by customer group and economic sector and as a percentage of total non-performing loans.

	December 31,
	2002		2001		2000		1999		1998(2)
Total non-performing loans(1)	(millions of €)	% of total non- performing loans	(millions of €)	% of total non- performing loans	(millions of €)	% of total non- performing loans	(millions of €)	% of total non- performing loans	(millions of €)	% of total non- performing loans
Non-performing loans to non-financial businesses and individuals:
Building and construction industry	786	18.3	636	20.6	963	27.1	1,122	27.0	1,270	28.1
Wholesale and retail trade	546	12.7	360	11.7	472	13.3	349	8.4	364	8.0
Other sales and distribution services	471	10.9	375	12.2	341	9.6	500	12.0	530	11.7
Agriculture, forestry, fisheries	274	6.4	206	6.7	206	5.8	159	3.8	186	4.1
Food, beverages, tobacco	149	3.5	98	3.2	111	3.1	140	3.4	171	3.8
Textiles, footwear, clothing	139	3.2	79	2.6	103	2.9	78	1.9	80	1.8
Hotels and public services	130	3.0	83	2.7	82	2.3	91	2.2	88	2.0
Metals	78	1.8	48	1.6	68	1.9	65	1.6	65	1.4
Electronics, electrical goods, EDP	81	1.9	57	1.9	61	1.7	59	1.4	51	1.1
Transportation services	55	1.3	39	1.3	58	1.6	57	1.4	35	0.8
Industrial and agricultural machine	56	1.3	19	0.6	46	1.3	50	1.2	65	1.4
Mining, minerals	75	1.7	36	1.2	46	1.3	25	0.6	52	1.1
Miscellaneous industrial products	71	1.6	35	1.1	43	1.2	35	0.8	34	0.8
Paper, printing, publishing	42	1.0	32	1.0	38	1.1	34	0.8	37	0.8
Chemicals	44	1.0	24	0.8	33	0.9	14	0.3	32	0.7
Means of transport	37	0.9	25	0.8	31	0.9	35	0.8	42	0.9
Rubber, plastics	26	0.6	20	0.6	25	0.7	23	0.6	26	0.6
Oil and gas, electric utilities	17	0.4	18	0.6	23	0.6	21	0.5	40	0.9
Communications	1	—	2	0.1	2	0.1	1	—	1	—

Total to residents of Italy	3,078	71.5	2,192	71.2	2,752	77.4	2,858	68.7	3,169	70.0

Total to non-residents of Italy	297	6.9	267	8.7	204	5.7	202	4.9	224	5.0
Total non-performing loans related to non-financial businesses	3,375	78.4	2,459	79.8	2,956	83.1	3,060	73.6	3,393	75.0

Other:
Individuals and other operators	765	17.8	471	15.3	498	14.0	943	22.7	972	21.5
Financial institutions	151	3.5	131	4.3	83	2.3	137	3.3	156	3.4
Credit institutions	10	0.2	11	0.4	14	0.4	12	0.3	4	0.1
Other public agencies	—	—	5	0.2	2	0.1	5	0.1	—	—
Governments	4	0.1	3	0.1	3	0.1	—	—	1	—

Total non-performing loans	4,305	100.0	3,080	100.0	3,556	100.0	4,157	100.0	4,526	100.0

(1)
Total loans are loans net of any value adjustments but before deduction for the allowance for possible loan losses. Total loans do not appear on the face of the balance sheet, but are set forth in Note 12 to the Consolidated Financial Statements under "Total loans to customers" and "Total loans to banks".

(2)
The financial statements for the year ended and at December 31, 1998 were prepared in lire and translated into euros at the fixed rate of exchange of Lit. 1,936.27 = €1.

        The increase in the amount of non-performing loans at year-end 2002 compared to year-end 2001 is attributable primarily to the merger with Cardine.

  Problem Loans

        Under the Bank of Italy guidelines, as implemented by Sanpaolo IMI policies, Sanpaolo IMI classifies a loan as a problem loan (incagli) when the borrower is experiencing financial difficulties that are likely to be temporary and which can be resolved within a reasonable time. A "reasonable time" is defined as a maximum of 12 months unless Sanpaolo IMI has agreed with the borrower on a rescheduling of payments and the borrower is making payments paying in accordance with that schedule. A current account overdraft may be classified as a problem loan if the borrower has exceeded the established credit limit for a period of time that would suggest that the borrower is experiencing financial difficulties.

        Installment loans are classified as problem loans based on a variety of criteria, including as a result of a borrower's non-installment loan being classified as a problem loan; conversely, a non-installment loan may be classified as a problem loan, among other reasons, as a result of a borrower's installment loan being classified as a problem loan.

        In addition, Sanpaolo IMI's policy has been to classify installment loans, whether amortizing or not, as problem loans when both (a) a borrower fails to pay a specified number of installments when due and (b) the amount of the overdue payments, net of default interest, is equal to or above 20% of Sanpaolo IMI's exposure to the borrower (net of default interest).

        The number of missed installments that will cause a loan to be treated as a problem loan depends upon the number of installments required contractually and the term of the loan, as follows:

Installment period	Term of 36 months or less	Term of over 36 months
Monthly	5	7
Quarterly	3	5
Semiannually	2	3
Annually	6 months after 1	6 months after 1

  Restructured loans or loans in course of restructuring

        Under the Bank of Italy guidelines, Sanpaolo IMI classifies a loan as restructured when a syndicate of banks (or a single bank) agrees to a delay in payment of the loan or re-negotiates the loan at lower-than-market rates; a loan is classified as in course of restructuring when the borrower has applied for consolidation of debt to its banks not more than 12 months previously.

  Loans exposed to country risk

        Loans exposed to country risk are set by the Italian Banking Association under the Bank of Italy guidelines, with the exception of case-by-case valuations of specific positions which, on the basis of objective criteria, are valued consistent with the loan category to which they relate. They do not include loans guaranteed by entities in a non-classified country.

        Country risk is classified in four categories by the Bank of Italy, focusing in particular on credit history, access to the international markets, ratios of debt to gross national product and to exports, debt service ratio and potential and actual extraordinary events for each country. At December 31, 2002, the Group's net exposure in all countries classified as presenting some risk by the Italian Banking Association was €110 million.

  Non-accrual of interest

        Accrual of interest is treated differently for installment and non-installment loans. In accordance with Italian law on the enforcement of loan contracts, the Group continues to accrue contractual interest on the non-overdue principal of installment loans if the Group has not accelerated the loan, even if the loan is classified as problem or non-performing, except where the borrower is in bankruptcy. The Group capitalizes and includes in the loan balance such accrued but unpaid contractual interest. Such capitalized interest is subject to allowance and adjustments as discussed in "—Allowance for possible loan losses and value adjustments to Loans" below. In 2002, the Group included in income before allowances and adjustments €105 million (which €59 million is attributable to the Cardine group) of unpaid contractual interest with respect to classified loans.

        Contractual interest does not accrue on non-installment loans that are classified as non-performing, but it generally accrues on non-installment problem loans, except in certain circumstances.

        For installment loans, default interest (interessi di mora) is calculated at a penalty rate on all past due payments of principal and contractual interest. Moreover, the Group has had a policy of treating all default interest as irrecoverable and non-accruing. However, default interest is capitalized with a matching specific allowance, resulting in no net balance sheet effect, whereas for non installment loans, default interest is calculated at the contractual interest rate.

        Payments of default interest are accounted for on a cash basis. The amount of default interest collected by Sanpaolo IMI in 2002 was €51 million.

        Neither contractual interest nor default interest is calculated on loans to borrowers who have been declared bankrupt or are in bankruptcy proceedings. At December 31, 2002, approximately 29.8% of Sanpaolo IMI Group's net non-performing loans were to such borrowers.

  Allowance for possible loan losses and value adjustments to loans

        Sanpaolo IMI Group records loan provisions through allowances for possible loan losses, which may be deducted from income for tax purposes only in specified amounts over time as discussed below, and through adjustments to the value of loans, which may be made only in the limited circumstances but which are immediately deductible for tax purposes.

        Under Italian tax law, allowances for possible losses in loans to customers and allowances for provisions for general credit risk are immediately deductible from taxable income up to 0.6% of the amount of loans to customers, net of adjustments, at year-end, until the cumulative allowance for general credit risk totals a maximum of 5% of the amount of such loans. Following changes in Italian tax law in 2000, allowances for possible loans losses over 0.6% may be deducted from taxable income on a straight-line basis over nine years. Generally, provisions for loans to banks are not deductible from taxable income until the loss is realized.

        As noted in "—Loans exposed to country risk" above, the Sanpaolo IMI Group makes provisions for loans exposed to country risk in accordance with percentages not lower than those set by the Italian Banking Association under the Bank of Italy regulations, and these loans are shown net of such provisions on the balance sheet. Such provisions are generally subject to the 0.6% deductibility limit.

        Loans, including principal not yet due and principal and interest due but not yet collected, are stated at their estimated realizable value, taking into account the financial condition of borrowers in difficulty and any debt-servicing problems faced by individual industrial sectors or the country in which such borrowers are residents. Allowances for possible loan losses are shown in a notation on the balance sheet, while value adjustments, which are made directly to the value of loans, are not separately noted, except for value adjustments related to the current year.

        Guarantees, commitments, risks and charges are subject to valuation by Sanpaolo IMI Group using the same criteria applicable to loans and, where necessary, a provision for possible losses is recorded in the statement of income and balance sheet.

        The following table shows, for the years indicated, details of the changes in the Group's allowances for possible loan losses as they affected the balance sheet and statement of income.

	Year ended December 31,
	2002	2001	2000	1999	1998
	(in millions of €)
Opening balances	3,271	3,666	3,458	3,470	2,489
Charge off:
Reported provision	791	607	616	655	741
Value adjustments charged directly to income	12	15	18	9	22
Total charge off	803	622	634	664	763
Recoveries:
Reversal taken to income	(167)	(107)	(261)	(159)	(92)
Recoveries of value adjustments taken to income	(40)	(37)	(47)	(68)	(68)
Change in estimated loss on loans	(95)	(132)	(107)	(134)	(94)
Total recoveries	(302)	(276)	(415)	(361)	(254)
Net charge off	501	346	219	303	509
Other charges:
Loans closed or cashed out	(363)	(716)	(1,036)	(494)	(459)
Acquisitions and disposals(l)	970	—	813	(23)	670
Gross up to reflect default interest	184	143	148	176	212
Other	73	(168)	64	26	49
Total other	864	(741)	(11)	(315)	472
Ending balances	4,636	3,271	3,666	3,458	3,470

(1)
The balance includes the total adjustments for the acquisition of Banco di Napoli as of December 31, 2000, and for the deconsolidation of Crediop as of December 31, 1999.

        The following tables show, at the dates indicated, a breakdown of the allowance for loan losses by category:

	At December 31, 2002
	Allowance	Percent allowance(1)	Percent total loans(2)
	(in millions of €, except percentages)
Domestic
Government and other public entities	6	0.13%	8.52%
Credit institutions	2	0.04%	3.35%
Non-financial businesses	3,186	68.72%	60.57%
Other	87	1.88%	6.54%
International	407	8.78%	21.02%

Unallocated	948	20.45%	—

Total	4,636	100.00%	100.00%

	At December 31, 2001
	Allowance	Percent allowance(1)	Percent total loans(2)
	(in millions of €, except percentages)
Domestic
Government and other public entities	9	0.28%	9.81%
Credit institutions	1	0.03%	7.15%
Non-financial businesses	2,105	64.34%	50.36%
Other	115	3.52%	8.33%
International	342	10.46%	24.35%

Unallocated	699	21.37%	—

Total	3,271	100.00%	100.00%

	At December 31, 2000
	Allowance	Percent allowance(1)	Percent total loans(2)
	(in millions of €, except percentages)
Domestic
Government and other public entities	3	0.08%	11.62%
Credit institutions	1	0.03%	8.12%
Non-financial businesses	2,741	74.77%	49.29%
Other	94	2.56%	8.99%
International	282	7.69%	21.98%

Unallocated	545	14.87%	—

Total	3,666	100.00%	100.00%

	At December 31, 1999
	Allowance	Percent allowance(1)	Percent total loans(2)
	(in millions of €, except percentages)
Domestic
Government and other public entities	1	0.03%	9.60%
Credit institutions	1	0.03%	10.39%
Non-financial businesses	2,781	85.74%	51.13%
Other	129	3.73%	4.05%
International	341	10.32%	24.83%

Unallocated	205	0.15%	—

Total	3,458	100.00%	100.00%

	At December 31, 1998(3)
	Allowance	Percent allowance(1)	Percent total loans(2)
	(in millions of €, except percentages)
Domestic
Government and other public entities	85	2.48%	18.88%
Credit institutions	2	0.05%	8.93%
Non-financial businesses	2,599	74.88%	44.27%
Other	211	6.08%	6.82%
International	329	9.48%	21.10%

Unallocated	244	7.03%	—

Total	3,470	100.00%	100.00%

(1)
Allowance in category as percentage of aggregate allowances.

(2)
Loans in category as percentage of total loans.

(3)
The financial statements for the year ended and at December 31, 1998 were prepared in lire and translated into euros at the fixed rate of exchange of Lit. 1,936.27 = €1.

        The following table shows certain credit quality ratios at the dates indicated:

	At December 31,
	2002	2001	2000	1999	1998
	(percentages)
Loan loss allowance for non-performing loans as percentage of total non-performing loans	68.99	69.77	71.43	59.25	55.53
Loan loss allowance for problem loans as percentage of total problem loans	31.98	26.88	34.15	32.10	24.13
Loan loss allowance for loans as percentage of total loans	3.02	2.68	3.02	3.50	3.06
Non-performing loans as percentage of total loans:
Total	2.81	2.53	2.93	4.21	3.99
Net	0.87	0.76	0.84	1.71	1.77
Problem loans as percentage of total loans:
Total	1.15	0.89	1.10	1.56	1.71
Net	0.78	0.65	0.73	1.06	1.30
Net charge off as percentage of average loans and leases to non-credit Institutions	0.42	0.39	0.30	0.44	0.61

        The following table shows certain statistics related to total loans at dates indicated:

	At December 31,
Total Loans(1)
	2002	2001	2000	1999	1998
	(in millions of €, except percentages)
Total loans	153,337	121,898	121,491	98,776	113,452
Net charge off as a percentage of total loans	0.33%	0.28%	0.18%	0.31%	0.45%
Total allowance at the end of period as a percentage of total loans	3.02%	2.68%	3.02%	3.50%	3.06%

(1)
Total loans are loans net of any value adjustments but before deduction for the allowance for possible loan losses. Total loans do not appear on the face of the balance sheet, but are set forth in Note 12 to the Consolidated Financial Statements under "Total loans to customers" and "Total loans to banks".

Funding Sources

        The principal components of the Group's funding are customer deposits (demand and saving accounts), repurchase agreements, certificates of deposit ("CDs"), bonds, subordinated debt and interbank funding. Domestic current and saving accounts are primarily interest-bearing accounts. CDs and bonds are issued both by Sanpaolo IMI, its international branches, Sanpaolo IMI Bank (International) and Banca IMI Group, and have maturities ranging from three months to 10 years. The Group's retail customers are the main source of the Group's funding.

        At December 31, 2002, funding in euro represented approximately 87.22% of the Group's total funding.

        The following table shows the source and type of the Group's funding at the dates indicated:

	At December 31,
	2002		2001		2000
	(in millions of €, except percentages)
Customer funds:
Current accounts	52,197	31.05%	40,330	28.74%	38,531	27.74%
Saving accounts	18,116	10.78%	13,394	9.55%	14,865	10.70%
Repurchase agreements	12,917	7.68%	9,133	6.51%	7,944	5.72%
CDs	7,310	4.35%	8,346	5.95%	8,888	6.40%
Bonds	39,447	23.46%	27,695	19.74%	26,589	19.14%
Commercial papers	4,139	2.46%	4,137	2.95%	3,107	2.24%
Other(1)	2,924	1.74%	3,750	2.67%	4,220	3.04%

Unsubordinated customer funds	137,050	81.52%	106,785	76.10%	104,144	74.98%
Subordinated liabilities	6,613	3.93%	5,607	4.00%	5,158	3.71%

Total customer funds	143,663	85.45%	112,392	80.10%	109,302	78.69%

Due to banks:
Due to central banks	1,775	1.06%	2,551	1.82%	3,767	2.71%
Due to other banks	22,680	13.49%	25,371	18.08%	25,829	18.60%

Total due to banks	24,455	14.55%	27,922	19.90%	29,596	21.31%

Total funding	168,118	100.00%	140,313	100.00%	138,898	100.00%

(1)
Includes public funds administered at December 31, 2002, 2001 and 2000 amounting to €208 million, €100 million, €88 million, respectively.

        The following table shows deposits at the dates indicated:

	At December 31, 2002		At December 31, 2001		At December 31, 2000
	Average balance	Average rate	Average balance	Average rate	Average balance	Average rate
	(in millions of €, except percentages)
Domestic:
Non interest bearing demand deposits	560	—	484	—	139	—
Interest bearing demand deposits	45,639	2.43%	35,033	3.22%	45,663	3.42%
Savings deposits	20,424	2.14%	18,345	3.45%	24,575	3.34%
Certificates of deposit	3,352	2.95%	2,386	3.25%	5,649	4.57%

International:
Foreign demand deposits with government and other public entities and with banks and credit institutions	198	2.06%	44	3.29%	91	2.57%
Other foreign demand deposits	3,587	1.76%	3,897	2.40%	3,478	2.34%
Other foreign savings deposits and certificates of deposits	14,565	3.33%	13,434	4.21%	20,521	4.89%

        The following tables show short-term borrowings:

	At December 31, 2002
	Repurchase agreements	Commercial paper
	(in millions of €, except percentages)
Amount outstanding at December 31, 2002	16,313	4,136
Weighted average interest rate of the amount outstanding at December 31, 2002	3.20%	2.41%
Maximum amount outstanding at month-end during the year	25,083	4,739
Average amount outstanding during the year	21,019	3,229
Weighted average interest rate during the year	3.45%	2.67%

	At December 31, 2001
	Repurchase agreements	Commercial paper
	(in millions of €, except percentages)
Amount outstanding at December 31, 2001	14,230	3,549
Weighted average interest rate of the amount outstanding at December 31, 2001	3.46%	2.99%
Maximum amount outstanding at month-end during the year	22,075	4,599
Average amount outstanding during the year	16,726	3,701
Weighted average interest rate during the year	3.96%	4.45%

	At December 31, 2000
	Repurchase agreements	Commercial paper
	(in millions of €, except percentages)
Amount outstanding at December 31, 2000	12,714	3,151
Weighted average interest rate of the amount outstanding at December 31, 2000	4.76%	4.02%
Maximum amount outstanding at month-end during the year	15,690	3,820
Average amount outstanding during the year	10,673	2,657
Weighted average interest rate during the year	3.62%	3.52%

C. Risk Factors

Market declines and volatility can materially adversely affect revenues and profits.

        Conditions in the financial markets in Italy and elsewhere, materially affect the Group's businesses. An overall market downturn can adversely affect the Group's business and financial performance. Market declines can adversely affect the credit quality of the Group's assets and could increase the risk that a greater number of Group's customers would default on their loans or other obligations.

Protracted market declines can reduce liquidity in the markets, making it harder to sell assets and leading to material losses.

        In some of the Group's businesses, protracted adverse market movements, particularly asset price declines, can reduce the level of activity in the market or reduce market liquidity. These developments can lead to material losses if the Group cannot close out deteriorating positions in a timely way. This may especially be the case for assets of the Group for which there are not very liquid markets to begin with. Assets that are not traded on stock exchanges or other public trading markets, such as derivatives contracts between banks, may have values that the Group calculates using models other than publicly quoted prices. Monitoring the deterioration of prices of assets like these is difficult and could lead to losses that the Group did not anticipate.

Even where losses are for the accounts of clients of the Group, the clients may fail to repay the Group, leading to material losses for the Group, and the Group can be harmed.

        While the Group's clients would be responsible for losses the Group incurs in taking positions for their accounts, the Group may be exposed to additional credit risk as a result of their need to cover the losses. The Group's business may also suffer if the Group's clients lose money and the Group loses the confidence of clients in its products and services.

The Group's investment banking revenues may decline in adverse market or economic conditions.

        The Group's investment banking revenues, in the form of financial advisory and underwriting fees, directly relate to the number and size of the transactions in which the Group participates and are susceptible to adverse effects from sustained market downturns. These fees and other revenues are generally linked to the value of the underlying assets and therefore decline as asset values decline. In particular, the Group's revenues and profitability could sustain material adverse effects from a significant reduction in the number or size of debt and equity offerings and merger and acquisition transactions.

The Group may generate lower revenues from brokerage and other commission-and fee-based businesses.

        Market downturns are likely to lead to declines in the volume of transactions that the Group executes for its customers and, therefore, to declines in the Group's non-interest revenues. In addition, because the fees that the Group charges for managing its clients' portfolios are in many cases based on the value or performance of those portfolios, a market downturn that reduces the value of the Group's clients' portfolios or increases the amount of withdrawals would reduce the revenues the Group receives from its asset management and private banking and custody businesses.

        Even in the absence of a market downturn, below-market performance by the Group mutual funds may result in increased withdrawals and reduced inflows, which would reduce the revenue the Group receives from its asset management business.

If the Group is unable to successfully integrate its mergers and acquisitions and to fully implement the reorganization of its structure, the Group's future earnings and share price may be materially and adversely affected.

        As a result of its acquisition of (and merger with) Banco di Napoli S.p.A. ("Banco di Napoli"), and merger by incorporation of Banca Cardine S.p.A. ("Cardine"), the Group is exposed to the risk of not successfully integrating Banco di Napoli's and Cardine's employees, products, services and systems with those of the rest of the Group. If the Group is not successful in this integration effort, it may not be able to realize the anticipated synergies and other benefits. To successfully integrate Banco di Napoli and Cardine, the Group was restructured in 2001 and the Group is focusing on the development and implementation of a "Macchina operativa intragruppo" ("MOI") an intragroup operating platform.

        The Group's future earnings, as well as the future value of the Group's Shares and ability to compete effectively, may be materially and adversely affected should the Group fail to achieve the anticipated benefits from acquisitions and the reorganization or should the Group's costs to achieve these benefits be higher than expected.

The Group's risk management policies, procedures and methods may leave the Group exposed to unidentified or unanticipated risks, which could lead to material losses.

        The Group has devoted significant resources to developing its risk management policies, procedures and assessment methods and intends to continue to do so in the future. Nonetheless, the Group's risk management techniques and strategies may not be fully effective in mitigating the Group's risk exposure in all economic market environments or against all types of risk, including risk that the Group fails to identify or anticipate. Some of the Group's qualitative tools and metrics for managing risk are based upon the Group's use of observed historical market behavior. The Group applies statistical and other tools to these observations to arrive at quantifications of its risk exposures. These tools and metrics may fail to predict future risk exposures. These risk exposures could, for example, arise from factors the Group did not anticipate or correctly evaluate in its statistical models. This would limit the Group's ability to manage its risks. The Group's losses thus could be significantly greater than the historical measures indicate. In addition, the Group's quantified modeling does not take all risks into account. The Group's more qualitative approach to managing those risks could prove insufficient, exposing it to material unanticipated losses. If existing or potential customers believe the Group's risk management is inadequate, they could take their business elsewhere. This could harm the Group's reputation as well as its revenues and profits.

Intense competition, especially in the Italian market, where the Group has the largest single concentration of its businesses, could materially hurt the Group's revenues and profitability.

        Competition is intense in all of the Group's primary business areas in Italy and the other countries in which the Group conducts its business, including other European countries and the United States. The Group derived approximately 86% of its net revenues in 2002 from Italy, a mature market where competitive pressures have been increasing quickly. If the Group is unable to continue to respond to the competitive environment in Italy with attractive product and service offerings that are profitable for the Group, the Group may lose market share in important areas of its business or incur losses on some or all of its activities. In addition, downturns in the Italian economy could add to the competitive pressure, through, for example, increased price pressure and lower business volumes for Sanpaolo IMI and its competitors to try to capture.

The Group's results are affected by events which are difficult to anticipate.

        The Group's earnings and business are affected by general economic conditions, the performance of financial markets, interest rate levels, currency exchange rates, changes in laws and regulation, changes in the policies of central banks, particularly the Bank of Italy and the European Central Bank (the "ECB"), and competitive factors, in each case on a regional, national or international level. Each of these factors can change the level of demand for the Group's products and services, and change the risk to the Group of providing such products and services. For instance, changes in general economic conditions, the performance of financial markets, interest rate levels and the policies of central banks may affect, positively or negatively, the Group's financial performance by the demand for the Group's products and services, the credit quality of borrowers and counterparties, the interest rate margin realized by the Group between its lending and borrowing costs, and the value of the Group's investment and trading portfolios. Changes in laws and regulations may affect, positively or negatively, the Group's ability to provide certain products and services, and the cost of complying with such laws and regulations.

        The Group has economic, financial market, credit, legal and other specialists who monitor economic and market conditions and government policies and actions. However, because it is difficult to predict with accuracy changes in economic or market conditions or in governmental policies and actions, it is difficult for the Group to anticipate the effects that such changes could have on its financial performance and business activities.

        The Group is also exposed to operational risk. In order to conduct its activities, the Group must be able to process operationally a large number of transactions, of varying complexity, across numerous and diverse products and services, in different currencies, for different clients, subject to a number of different legal and regulatory regimes, and in different locations. The Group's systems and processes are designed to ensure that the operational risks associated with its activities are appropriately controlled. Any breakdown or weakness in these systems could negatively affect the Group's financial performance and business activities.

        The Group is also exposed to market risk. For a discussion of market risk factors, please see "Item 11. Quantitative and Qualitative Disclosures about Market Risk".

Devaluations of assets and write-downs could adversely affect the Group's financial conditions and results of operations.

        Future events in the capital markets and in credit ratings of market participants may result in substantial impairment to the Group's assets at any time Impairment charges may adversely affect the Group's results from operations and financial condition.

ITEM 4. INFORMATION ON SANPAOLO IMI

A. History and Developments of Sanpaolo IMI

Incorporation, Length of Life and Domicile

        Sanpaolo IMI is incorporated as a limited liability company (Società per Azioni or S.p.A.) under the laws of Italy. Sanpaolo IMI was created on November 1, 1998 by the merger (the "Merger") of Sanpaolo and IMI. Sanpaolo IMI is the legal successor of both Sanpaolo and IMI. The life of Sanpaolo IMI, according to its charter, will last until December 31, 2100. Pursuant to Article 2504 bis of the Italian Civil Code, all rights previously exercised and all obligations and liabilities previously incurred by Sanpaolo and IMI have automatically passed on to Sanpaolo IMI.

        After the Merger, Sanpaolo IMI changed its name to "Istituto Bancario San Paolo di Torino—Istituto Mobiliare Italiano S.p.A." and subsequently to "Sanpaolo IMI S.p.A.". The name Sanpaolo IMI S.p.A. was adopted by a resolution of the extraordinary shareholders' meeting held on April 30, 1999 and the change of name became effective on June 2, 1999 with the approval of the Tribunal of Turin.

        Sanpaolo IMI is registered with the Company Registrar under number "06210280019" and with the Bank of Italy as a bank and, together with its subsidiaries, as a banking group under numbers 5084,9,0 and 1025.6, respectively. Sanpaolo IMI is the reporting bank ("capogruppo") of the Sanpaolo IMI Group for regulatory purposes and, as capogruppo, is responsible for monitoring the Group's activities and maintaining the relationship with the Bank of Italy.

        Sanpaolo IMI's registered office is located at Piazza San Carlo 156, Turin and its secondary offices are Viale dell'Arte 25, Rome, and Via Farini 22, Bologna. Sanpaolo IMI can be contacted by telephone at +39-0115551.

History and Development

        In the 1930s, the Italian banking industry went through a period of reorganization and regulation in the course of which IMI was established as a public law entity (Ente di Diritto Pubblico) in 1931 and Sanpaolo became a public law credit institution (Istituto di Credito di Diritto Pubblico) in 1932. In the context of the reformed banking regulation, which lasted until the beginning of the 1990s, the main focus of IMI's activities was towards medium-and long-term lending to promote the development of the Italian industrial sector, including lending for public works and export finance, while Sanpaolo's activities were directed more towards short-term commercial banking, together with certain separately accounted sections for activities such as mortgage and industrial lending, in its home base.

        In the 1990s, certain reforms were introduced into the Italian banking sector. In particular, the Bank of Italy relaxed certain restrictions on the opening of new branches and Sanpaolo was thus encouraged to continue to expand beyond its traditional home base in Piedmont. The Italian government also sought to encourage a greater private sector involvement in banking through the conversion of charitable foundations with banking businesses (such as Sanpaolo) into separate charities and businesses and through the sale of stakes in state-controlled banks (such as IMI). These developments were to be effected through a series of legal measures, including tax incentives, to strengthen the capital structure of the banking sector (the first of which was Law No. 218 of July 30, 1990 (the "Amato Law")) and through direct sales by the Italian Ministry of Economy and Finance (the "Ministry of Economy and Finance"), previously known as the Ministry of Treasury, of state-controlled holding companies.

        Pursuant to the Amato Law, Sanpaolo was established as a Società per Azioni as of December 31, 1991, under the name Istituto Bancario San Paolo di Torino Società per Azioni. In 1992, approximately 21% of Sanpaolo's share capital was floated in Italy and the shares traded on the Stock Exchange Automated Quotation International System of the London Stock Exchange Limited ("SEAQ International").

        The charitable foundation, Compagnia di San Paolo, indirectly remained majority shareholder until 1997, when six long-term shareholders and four medium-term shareholders purchased 22% of Sanpaolo's share capital, while a further 31% was sold in an Italian public offering and a global institutional offering. Following the Bank of Italy's approval, Sanpaolo became capogruppo.

        IMI became a Società per Azioni in 1991. There was no public market for IMI's shares prior to 1994. In that year, as part of the government's direct privatization campaign, the Ministry of Treasury and several other shareholders in IMI took part in a global offering (the "Global Offering") of more than one-third of IMI's share capital. In connection with the Global Offering, IMI's shares were listed on the Italian Stock Exchange and its American Depository Shares (each ADS representing three shares) were listed on the New York Stock Exchange, and the shares were also listed on SEAQ International. In 1995, shares in IMI held by the Ministry of Treasury were privately placed with Italian and European financial institutions and private industrial companies. In July 1996, IMI lead-managed the third offering of its own shares by the Ministry of Treasury, to institutional investors in Italy, Europe and the United States.

The Merged Group

        During the second half of the 1990s the banking sector in Italy and worldwide went through a phase of rationalization and consolidation. In Europe, this consolidation was also influenced by the introduction of the euro, with Italy joining the European economic and monetary union and the replacement of the lira by the euro at the beginning of 2002. In light of these developments, new Italian banking groups were created or consolidated. The Italian Government and the Bank of Italy encouraged such developments. The managements of both Sanpaolo and IMI determined that, to compete effectively in the changing Italian and European banking environments, a larger size and an appropriate merger partner would be a positive development and would also provide the basis for further aggregation and consolidation in the sector.

        The Merger was completed as of November 1, 1998. For accounting and tax purposes, the Merger became effective as of January 1, 1998. Sanpaolo IMI's shares and ADSs (each ADS representing two shares) are listed on, respectively, Mercato Telematico Azionario in Italy and the New York Stock Exchange. The ADS depository is JPMorgan Chase Bank.

        In 1999, in the context of the increasing consolidation of banking and financial services in Italy, Sanpaolo IMI reached an agreement with Assicurazioni Generali S.p.A. ("Generali"), an insurance company, whereby Sanpaolo IMI would acquire control of Banco di Napoli group, while Generali would take over the insurance business of Istituto Nazionale delle Assicurazioni S.p.A. ("INA").

        During 2000, Sanpaolo IMI acquired control of the Banco di Napoli group. In 2002, Banco di Napoli was merged into Sanpaolo IMI. The merger with Banco di Napoli became effective, for corporate law purposes, as of December 31, 2002 and, for accounting purposes, as of January 1, 2002. See "—Significant Developments During 2002—Banco di Napoli".

        In January 2001, Sanpaolo IMI acquired a stake of approximately 11% in Cardine Banca S.p.A. ("Cardine"), the savings bank resulting from the merger of the Cassee Venete and the Cassa di Risparmio di Bologna S.p.A., both operating in the North East of Italy. In 2002, Cardine was merged into Sanpaolo IMI. The merger became effective, for corporate law purposes, as of June 1, 2002 and, for accounting purposes, as of January 1, 2002. See "—Significant Developments During 2002—Cardine".

        In Italy, there are no specific legal rules or accounting principles concerning the accounting treatment of business combinations, including mergers. As a result, merger accounting in Italy has developed on the basis of certain rules, including tax rules, specifically applicable to merger transactions and combines aspects of the U.S. purchase and pooling of interests methods of accounting.

        The Italian practice does not require a choice between two mutually exclusive methods but depends rather on the provisions of the business combination agreement. Under Italian practice, combinations that are effected through the exchange of shares, assets and liabilities (at historical values) are generally aggregated, as in a consolidation process, net of intercompany eliminations; shareholders' equity is also aggregated, after elimination of cross-holdings.

        The mergers by incorporation undertaken by Sanpaolo (and by Sanpaolo IMI, as applicable) were accounted for, under Italian GAAP, as follows:

  •
  the assets and liabilities of the merging companies were aggregated at their historical value with intercompany eliminations; and

  •
  the shareholders' equity of the merging companies was aggregated at its historical value, taking into consideration the cancellation of cross-ownerships.

Significant Developments During 2002

Cardine

        In January 2001, Sanpaolo IMI acquired from Fondazione Cassa di Risparmio di Venezia a 10.9% equity stake in Cardine in exchange for 27.5 million Shares, valued at €516 million. The 27.5 million Shares represented a 1.96% equity stake in Sanpaolo IMI. In May 2002, Sanpaolo IMI sold to the Compagnia di San Paolo a 8% equity stake in Cardine. See "—Ownership structure of Sanpaolo IMI upon completion of the Cardine Merger".

        In December 2001, the boards of directors of Sanpaolo IMI and of Cardine approved a plan to merge Cardine into Sanpaolo IMI (the "Cardine Merger"). The plan for the Cardine Merger was presented to the Bank of Italy (which, in accordance with Italian law, requires any such plan to be informally presented to the Bank of Italy before it is submitted to boards of directors for formal approval) in October 2001 and was approved by the Sanpaolo IMI shareholders and by the Cardine shareholders in March 2002.

        The Cardine Merger provided for the merger of Cardine into Sanpaolo IMI, and was effective from January 1, 2002, for accounting and tax purposes, and, from June 1, 2002, for corporate law purposes. It was structured as a stock-for-stock merger in which holders of Cardine ordinary shares received 1.7950 Shares for each Cardine common share exchanged.

        In connection with the Cardine Merger, Sanpaolo IMI increased its share capital by €1,211.6 million by issuing 432.7 million Shares, which were allocated to the Cardine shareholders other than Sanpaolo IMI and Cardine, in exchange for 267.8 million ordinary shares of Cardine. In connection with the Cardine Merger, Sanpaolo IMI used 48 million treasury Shares.

  Ownership structure of Sanpaolo IMI upon completion of the Cardine Merger

        The two largest shareholders of Cardine were two charitable foundations: the Fondazione Cassa di Risparmio di Padova e Rovigo ("Fondazione CRPR") with a 40.2% beneficial ownership interest in Cardine, and the Fondazione Cassa di Risparmio in Bologna ("Fondazione CRB" and, together with Fondazione CRPR, the "Cardine Foundations") with a 28.6% beneficial ownership interest in Cardine.

        In a letter of intent dated October 18, 2001 (the "Letter of Intent") the Compagnia di San Paolo and the Cardine Foundations (collectively the "Foundations") had agreed to the voluntary conversion (the "Conversion") of Shares held by the Foundations into preferred shares of a special class (the "Azioni Privilegiate"). See "Item 7. Major Shareholders and Related Party Transactions—The Major Shareholders". The Conversion occurred on June 1, 2002. Pursuant to the Cardine Merger and to the Conversion, as of December 31, 2002, the Foundations have a 15% interest in the ordinary share capital of Sanpaolo IMI.

        The Conversion was made pursuant to Law 461 of December 23, 1998 enacted by legislative decree 153 of May 17, 1999 (collectively, the "Ciampi Law") which allows the ordinary shares of banking institutions, such as Sanpaolo IMI, held by charitable banking foundations, such as the Foundations, to be converted into preferred shares of a special class. The Azioni Privilegiatehave priority over the Shares in respect of dividends and are currently entitled to vote only at extraordinary shareholders' meetings. In 2012, the Azioni Privilegiate held by the Foundations will be converted back into Shares with full voting rights.

        The Azioni Privilegiate will be converted into Shares, by operation of law, if they are transferred to a different beneficial owner. The conversion ratio of the Azioni Privilegiate into Shares will be one-to-one.

        In January 2002, the Foundations formed Fondaco societâ di gestione del risparmio ("Fondaco SGR") a special purpose asset management company. The Compagnia di San Paolo has a 40%

beneficial ownership interest in Fondaco SGR, the Cardine Foundations have a 40% beneficial ownership in Fondaco SGR and Ersel Finanziaria S.p.A. (an independent investment management advisor), has a 20% beneficial ownership in Fondaco SGR.

        Pursuant to the Letter of Intent, the Foundations will contribute for a period of 10 years (the "Fondaco Contribution") their 15% interest in the ordinary share capital of Sanpaolo IMI (the Shares that were not subject to the Conversion) to Fondaco SGR. Fondaco received the applicable asset management licenses in the first quarter of 2003.

        The Fondaco Contribution hinges on the separation of the beneficial ownership of the contributed Shares, which will remain to the Foundations, from the exercise of the related voting power in the ordinary shareholders' meetings of Sanpaolo IMI, for which Fondaco SGR will have full and discretionary responsibility.

        In addition to the Shares subject to the Fondaco Contribution, Compagnia di San Paolo holds 157,341,052 Azioni Privilegiate (equivalent to an 8.6% stake in the total share capital of Sanpaolo IMI), Fondazione CRPR holds 134,968,267 Azioni Privilegiate (equivalent to a 7.3% stake in the total share capital of Sanpaolo IMI) and Fondazione CRB holds 96,024,699 Azioni Privilegiate (equivalent to a 5.2% stake in the total share capital of Sanpaolo IMI).

        The Compagnia di San Paolo entered into the Agreement Among Shareholders (as defined in Item 7 below) with other shareholders of Sanpaolo IMI. Upon completion of the Fondaco Contribution, Fondaco SGR will be solely entitled to exercise the rights of the Compagnia di San Paolo under the Agreement Among Shareholders. Fondaco SGR will solely be entitled to enter into agreements relating to the Foundations interest in Sanpaolo IMI. The Conversion has decreased the role of the Foundations in ordinary shareholders' meetings and particularly in the nomination of the directors of Sanpaolo IMI. The Fondaco Contribution will further decrease such role. The ownership structure, as contemplated by the Letter of Intent, confirms the introduction of new stable shareholders. In accordance with the Letter of Intent, Caisse des Dépôts et Consignations ("CDC") became a party to the Agreement Among Shareholders. See "Item 7. Major Shareholders and Related Party Transactions—The Major Shareholders—Agreement Among Shareholders".

        The board of directors of Sanpaolo IMI was enlarged in order to include members designated by Fondazione CRPR, Fondazione CRB and CDC.

  Streamlining of Group's equity holding through transactions involving Sanpaolo IMI and Compagnia di San Paolo

        In December 2001 Sanpaolo IMI and Compagnia di San Paolo entered into certain agreements relating to the Group's equity holdings in order to further streamline the Group structure. Pursuant to these agreements, Sanpaolo IMI agreed to sell to Compagnia di San Paolo an 8% stake in Cardine. The 8% stake in Cardine sold to the Compagnia di San Paolo was part of the 10.8% stake in Cardine that Sanpaolo IMI held before the merger with Cardine.

        For the 8% stake in Cardine, Compagnia di San Paolo paid to Sanpaolo IMI €439,652,420; for the same amount Compagnia di San Paolo sold to Sanpaolo IMI:

  •
  39.77% of the outstanding shares of IMI Investimenti as defined below (formerly Nuova Holding Sanpaolo IMI S.p.A. or "Old NHS") and 27.02% of the outstanding shares of the newly-formed Nuova Holding Sanpaolo IMI S.p.A ("New NHS"). Old NHS was reorganized and renamed IMI Investimenti S.p.A. in March 2002. Until its reorganization, Old NHS was the company of the Sanpaolo IMI group which was primarily involved in private equity and in merchant banking activities. In March 2002, Old NHS contributed its private equity activities and its portfolio of equity investments to New NHS; and

  •
  all the outstanding shares of Compagnia di San Paolo Investimenti Patrimoniali ("CIP"). CIP is a company involved in real estate development; most of CIP's assets are represented by interests in real estate properties. As of December 31, 2001, CIP's net assets were €241.6 million. CIP was subsequently renamed FIN.OPI S.p.A. ("FIN.OPI") and transferred to Banca OPI.

        The Compagnia di San Paolo and Sanpaolo IMI agreed on a valuation for the 8% stake in Cardine of €439,652,420. The valuation was established by making reference to the value that resulted from applying the exchange ratio used in the Cardine merger (1.795 Shares for each ordinary share of Cardine) to the average value of the Shares during the period from December 27, 2001 to January 18, 2002. Such value was discounted for the dividend paid by Cardine.

        The value of the assets sold by the Compagnia di San Paolo was determined as follows:

  •
  the interests in Old NHS and in New NHS were valued, respectively, at €145,487,061.50 and €64,165,358.420. Such valuations were made on the basis of Old NHS and New NHS pro forma consolidated financial statements for the year ended December 31, 2001; the valuations took into consideration the decrease in value of listed shares held by Old NHS and New NHS and were discounted for the dividends paid by Old NHS. Sanpaolo IMI agreed to pay by 2005 to the Compagnia di San Paolo certain amounts in recognition of an eventual increase in value of the interest of Old NHS in Hutchinson3G Italy S.p.A. Any eventual payment by Sanpaolo IMI to the Compagnia di San Paolo will be subject to a cap and to the release of a fairness opinion.

  •
  CIP was valued at €230 million. The valuation reflected the market value of the assets of the company.

        A fairness opinion was issued by Schroder Salomon Smith Barney with respect to the agreements between the Compagnia di San Paolo to Sanpaolo IMI.

        For further streamlining transactions including the Compagnia di San Paolo, see below under "Rationalizations efforts—Rationalization of the Group's presence in private equity".

Banco di Napoli

        In 2000, Sanpaolo IMI acquired the control of Banco di Napoli, a commercial bank based in Naples.

        On March 6, 2002, Sanpaolo IMI announced the launch of a public tender offer for 126,991,859 savings shares of Banco di Napoli representing 99.15% of the outstanding Banco di Napoli saving shares (6.37% of the total share capital of Banco di Napoli). Pursuant to the public offer, Sanpaolo IMI offered €1.30 in cash for each tendered savings share of Banco di Napoli. The public tender offer was not made to any holder of Banco di Napoli savings shares resident in the United States. The public tender offer was completed on April 19, 2002 and was accepted by the holders of 115,465,209 savings shares of Banco di Napoli (90.15% of the outstanding savings shares of Banco di Napoli). The amount paid by Sanpaolo IMI for the shares tendered pursuant to the public tender offer was approximately €150 million.

        On November 25, 2002, the extraordinary shareholders' meetings of Sanpaolo IMI and of Banco di Napoli approved the merger of Banco di Napoli into Sanpaolo IMI. The merger became effective from January 1, 2002, for Italian accounting and tax purposes, and from December 31, 2002 for corporate law purposes.

        In order to complete the merger of Banco di Napoli into Sanpaolo IMI, the Banco di Napoli savings shares were exchanged for Shares. The exchange ratio was six Banco di Napoli saving shares for one Share. Sanpaolo IMI held 111,765,709 and other investors held 16,311,650 savings shares of Banco di Napoli. 2,718,608 Sanpaolo IMI treasury Shares were exchanged for the outstanding Banco di Napoli savings shares. No capital increase was necessary for Sanpaolo IMI to complete the merger.

  Fiat

  Control of Fiat

        Fiat is controlled by IFIL, a shareholder of Sanpaolo IMI and a party to the Agreement Among Shareholders. See "Item 7. Major Shareholders and Related Party Transactions—The Major Shareholders—Agreement Among Shareholders". IMI Investimenti, a company of the Sanpaolo IMI Group, in June 1999 entered into a consultive agreement with IFIL, Assicurazioni Generali S.p.A. and Deutsche Bank relating to the 1.48% interest in Fiat held by IMI Investimenti. The consultive agreement is non-binding.

        Sanpaolo IMI and IFIL have, directly or indirectly, two comon directors/executive officer. Mr. Marocco is a Director of both Sanpaolo IMI and IFIL. Mr. Marrone is a Director of Sanpaolo IMI and is the chief executive officer of IFI, a subsidiary of IFIL. See "Item 6. Directors, Senior Management and Employees—Directors and Senior Management".

  The Fiat Group

        The Fiat group is one of Italy's largest industrial groups. Fiat's core business, the production of cars, is carried out by Fiat Auto S.p.A. ("Fiat Auto"). In the first quarter of 2003 the Fiat group's share of the European car market, in terms of sales, was 7.9%, in sixth place among European car producers. Source: first quarter 2003 data of ACEA—European data base. In recent years, Fiat Auto has incurred significant losses. In 2002 and in the first quarter of 2003, the Fiat group had consolidated losses of €4.263 billion and €699 million, respectively. As of December 31, 2002 and as of March 31, 2003, the net consolidated debt of the Fiat group was €3.8 billion and €5.2 billion, respectively.

        In 2002 and in 2003, Fiat's group credit rating was downgraded to below investment grade by the major rating agencies. The outlook attributed by the major rating agencies to Fiat's debt is negative.

        The Sanpaolo IMI Group, like other major Italian banking groups, has a material credit exposure to the Fiat group. In 2002, the highest exposure of the Sanpaolo IMI Group to the Fiat group was of €3.010 billion. This exposure was recorded as of January 1, 2002. Of that exposure, €1.470 billion was to the Italenergia group (as defined below) which, at that time, was consolidated with the Fiat group. As described below, in September 2002 Fiat sold to Sanpaolo IMI and to other Italian banks a 14% interest in Italenergia Bis (as defined below). The sale reduced Fiat's interest in the Italenergia group from 38.6% to 24.6%. Because of the sale, the Italenergia group (and its debt) was deconsolidated from the Fiat group. Because of the deconsolidation, the exposure of the Sanpaolo IMI Group to the Fiat group decreased significantly in 2002. In the first half of 2003 the exposure of the Sanpaolo IMI Group to the Fiat group continued to decrease. As of June 1, 2003, such exposure was €1.180 billion. The exposures of the Sanpaolo IMI Group to the Fiat group take into account the 1.48% interest in Fiat held by the Sanpaolo IMI Group. In 2002 the value of such interest was written down by €82 million. See "Item 5. Operating and Financial Review and Prospects—Operating Results".

        The exposures of the Sanpaolo IMI Group to the Fiat group discussed above have been calculated in accordance with the EU Large Exposures Directive as implemented by the Bank of Italy. See "Item 5. The Italian Banking System: Supervision and Regulation—Lending Limits". The exposures, include all exposures whether on or off-balance sheet (equity interests, securities, loans and guarantees, undrawn lines of credit and derivatives) adjusted for undrawn lines of credit, certain kinds of collateral, and guarantees (or corresponding financial instruments such as credit derivatives) from banks or governments.

        On June 26, 2003 the Fiat group announced a new business plan. Under the business plan, the Fiat group declared its intention to focus on the vehicle production and component sector. Pursuant to the business plan, Fiat is expected to raise €1,842 million from a rights issue. The rights issue is expected to be launched in July 2003. Approximately 70% of the rights issue will be underwritten by a syndicate of financial institutions, including Banca IMI. The Sanpaolo IMI Group, through its wholly owned subsidiary Imi Investimenti, has also decided to participate in the rights issue in connection with its equity stake in Fiat. The disbursement of Imi Investimenti in connection with its participation in the rights issue is expected to be approximately €30 million.

        The financial results of the Fiat group discussed herein have been extracted from publicly available information. Sanpaolo IMI assumes no responsibility for the accuracy of such results.

  The Fiat Framework Agreement

        On May 27, 2002, Fiat, on the one hand, and Sanpaolo IMI, Capitalia S.p.A. ("Capitalia") (formerly Banca di Roma S.p.A.) and Banca Intesa S.p.A. ("Intesa"), on the other hand entered into a framework agreement (the "Fiat Framework Agreement") which supports Fiat's strategic and industrial plan. Unicredito Italiano S.p.A. ("Unicredito" and, together with Sanpaolo IMI, Capitalia and Intesa, the "Participating Banks") also became a party to the Fiat Framework Agreement.

        The Fiat Framework Agreement contemplates:

  •
  The undertaking by Fiat to reach certain levels of net and gross indebtedness (as of March 31, 2002 Fiat's net and gross indebtedness were €6.6 billion and €36.6 billion, respectively), including, as specifically stated in the Fiat Convertible Facility (as defined below), through asset disposals and debt deconsolidation. Pursuant to the Fiat Convertible Facilty, prior to the approval of Fiat's financial results for the year ended December 31, 2002:

  •
  Fiat's net indebtedness was required to be less than €3 billion, and

  •
  Fiat's gross indebtedness was required to be reduced by at least €12 billion to less than €23.6 billion.

  •
  The undertaking by the Participating Banks to grant the Fiat Convertible Facility (as described below) and to acquire from Fiat a 51% equity interest in the European retail consumer loans operations of FIDIS S.p.A. ("FIDIS"), the financial services and consumer credit holding company of the Fiat group.

  •
  The undertaking by Fiat to deconsolidate the debt of the Italenergia group from the Fiat group.

  The Fiat Convertible Facility

        Pursuant to the Fiat Framework Agreement, on July 26, 2002, the Participating Banks agreed to grant to Fiat a €3 billion loan (the "Fiat Convertible Facility"), consisting mainly of a conversion of Fiat's current short-term debt owed to the Participating Banks. The Fiat Convertible Facility is a mandatorily convertible facility. The maturity of the Fiat Convertible Facility is September 2005. The Sanpaolo IMI Group's participation in the Fiat Convertible Facility amounted to €400 million.

        In addition to the Participating Banks, the Monte dei Paschi di Siena group, Banca Nazionale del Lavoro S.p.A., ABN AMRO Bank N.V. and BNP Paribas S.A. participated in the Fiat Convertible Facility.

        The Fiat Convertible Facility contemplates, as its ordinary means of repayment, the conversion of the outstanding unpaid balance, at the maturity date, into Fiat ordinary shares (the "New Fiat Shares").

        The number of New Fiat Shares that will be issued in repayment of the Fiat Convertible Facility will correspond to (1) the arithmetic average between €15.5 and the weighted average of the share price of Fiat ordinary shares in the six or three months preceding the issuance of the New Fiat Shares, divided by (2) the outstanding balance at maturity.

        If Fiat will issue the New Fiat Shares, the holders of the Fiat Convertible Facility will offer the New Fiat Shares to the shareholders of Fiat in accordance with the pre-emptive rights granted by Italian law.

        Sanpaolo IMI and IFIL have agreed that, if the New Fiat Shares are issued, IFIL will use its best efforts to avoid the application of the provisions of Italian law relating to cross-ownership between listed companies. See "Item 10. Additional Information—Foreign Investment—Securities Regulations". IFIL has agreed to use its best efforts to avoid, without financial cost to Sanpaolo IMI, limitations originating from the cross-ownership between Sanpaolo IMI and Fiat and to allow Sanpaolo IMI to exercise full voting rights in respect of any shares in Fiat that Sanpaolo IMI may hold.

  FIDIS

        Pursuant to the Fiat Framework Agreement, the Participating Banks agreed to acquire a 51% interest in the European retail consumer loans operations of FIDIS.

        In March 2003, the Participating Banks entered into a purchase agreement for the acquisition from Fiat Auto of 51% of FIDIS Retail Italia S.p.A ("FIDIS Retail"), the newly formed holding company of FIDIS' European consumer loans operations at a price (as described below) of approximately €400 million. The total investment of each Participating Bank, including Sanpaolo IMI, is of approximately €100 million.

        In order to acquire the interest in FIDIS Retail, the Participating Banks established a company known as Synesis Finanziaria S.p.A. ("Synesis"). Each participating Bank holds 25% of Synesis.

        On May 27, 2003, Synesis acquired a 51% interest in FIDIS Retail upon payment of a first tranche of €253 million. A second tranche of €118 million will be paid between July and September 2003. An adjustment to the purchase price will be made before the end of 2003. The adjustment will be on the basis of the financial results of FIDIS Retail. It is expected that, with the adjustment, the final purchase price for the 51% interest in FIDIS Retail will be approximately €400 million.

        The Participating Banks and Fiat Auto also have entered into agreements relating to the corporate governance of FIDIS Retail. Pursuant to such agreements, the board of directors of FIDIS Retail will consist of six members, of which four will be designated by Synesis and two by Fiat Auto. The chairman of the board of directors, will be one of the directors designated by Synesis; the deputy chairman of the board of directors will be one of the directors designated by Fiat Auto. Subject to certain exceptions which require a qualified quorum, the board of directors of FIDIS Retail will adopt its resolutions, including those relating to important corporate events, by simple majority. A qualified majority of 60% of the share capital is required for certain decisions for which the extraordinary shareholders' meeting of FIDIS Retail is responsible.

        Fiat Auto will have a call option to buy back the 51% interest in FIDIS Retail held by Synesis. The call option will be exercisable between January 2004 and January 2006. The exercise price of the call option will allow the Participating Banks to recuperate their investment and allows for a variable increase determined in accordance with the time of exercise of the option. In the event of a change in control of Fiat Auto or of the sale by Fiat Auto of its 49% interest in FIDIS Retail, Fiat Auto will have to purchase, or cause a third party to purchase, the 51% interest in FIDIS Retail held by Synesis at a price in line with the price contemplated by the call option.

        The sale of the 51% equity interest in FIDIS Retail permitted the Fiat group to reduce its consolidated gross financial indebtedness by approximately €6 billion.

        On May 20, 2003, the Participating Banks extended a three year €2.5 billion line of credit to FIDIS Retail. Each Participating Bank contributed equally to the line of credit. The line of credit amends the debt profile of FIDIS Retail which, before the extension of the line of credit, consisted primarily of intercompany lines of credit guaranteed by Fiat.

  Italenergia–Edison

        Italenergia S.p.A. ("Italenergia") was the holding company which acquired, in a public tender offer in July 2001, Montedison S.p.A., the holding company of Edison S.p.A. ("Edison"), Italy's second largest utility group.

        Until May 2002, before the Italenergia Reorganization (as described below), the major shareholders of Italenergia included Fiat (with a 38.6% interest) and Electricité de France ("EDF" with a 18% interest). A 23.4% interest in Italenergia was held by Sanpaolo IMI, Capitalia and Intesa (collectively the "Banking Shareholders"). Until May 2002, the Group held, through IMI Investimenti, a 7.82% equity interest in Italenergia.

        The voting rights of EDF in Italenergia, or its successor companies, are limited to 2% of the outstanding Italenergia shares. The limitation is due to Italian Law No. 301 of 2001.

        Although Fiat did not control the absolute majority of Italenergia shares, according to the Bank of Italy's interpretations of the applicable large exposure regulations, Italenergia's debt had to be consolidated with that of Fiat, unless Fiat disposed of its interest in Italenergia.

        In June 2002 the Banking Shareholders, Fiat and EDF, as applicable, agreed to the following:

  •
  Reorganization of the Italenergia group (the "Italenergia Reorganization") through the merger of Edison into Italenergia, and the incorporation of Italenergia Bis S.p.A. ("Italenergia Bis") as a new holding company;

  •
  The sale by Fiat to the Banking Shareholders of a 14% stake in Italenergia Bis (the "Fiat Sale"). Each Banking Shareholder, including Sanpaolo IMI, would acquire an additional 4.6% interest in Italenergia. The Fiat Sale would allow the deconsolidation of the debt of the Italenergia group from the Fiat group;

  •
  Put and call options (the "Put and Call Options") agreements among EDF and the Banking Shareholders relating to the 24.6% interest in Italenergia Bis held by the Banking Shareholders before the Fiat Sale; and

  •
  Fiat's option to put (the "Fiat Put Option") to EDF Fiat's 24.6% interest in Italenergia Bis and options for the Banking Shareholders to divest (the "Optional Divestitures") the 14% interest in Italenergia Bis acquired from Fiat.

  Italenergia Reorganization

        In December 2002, after the Italenergia shareholders transferred their interests in Italenergia to Italenergia Bis, Edison was merged into Italenergia. The merged entity adopted the name Edison S.p.A. ("New Edison"). The shares of New Edison are listed on the Milan stock exchange. At the time of the merger, New Edison launched a capital increase for €2.095 billion. The capital increase was completed in May 2003. Sanpaolo IMI's participation in the capital increase amounted to €66 million, representing a 1.6% interest in New Edison.

        Sanpaolo IMI and EDF have agreed to extend the Put and Call Options to the newly acquired New Edison shares for an amount of €41 million.

        After the capital increase, Italenergia Bis controled approximately 62% of the share capital of New Edison.

  The Fiat Sale

        In September 2002, Fiat entered into a sale agreement with the Banking Shareholders for the sale of a 14% interest in Italenergia Bis to the Banking Shareholders. The Sanpaolo IMI Group purchased a 4.66% interest in Italenergia Bis from Fiat. The purchase increased Sanpaolo IMI's equity interest in Italenergia Bis from 7.82% to 12.48%.

        The Banking Shareholders paid €548.4 million for the 14% interest in Italenergia Bis they purchased from Fiat. The Sanpaolo IMI Group paid €182.8 million for its additional 4.66% interest. The price was based upon the independent valuation from an expert that was provided in connection with the merger of Edison into Italenergia.

        Because of the Fiat Sale, the interest of Fiat in Italenergia decreased from 38% to 24%. The decrease allowed Fiat to deconsolidate the Italenergia Bis and New Edison debt from its balance sheet. This led to a €1.098 billion decrease in the exposure of the Sanpaolo IMI Group to the Fiat group and a concurrent increase in the Sanpaolo IMI Group's exposure to Italenergia by the same amount.

  The Put and Call Options

        The Put and Call Options relate to the 24.6% interest in Italenergia Bis held by the Banking Shareholders before the Fiat Sale. Pursuant to the Put and Call Options, each Banking Shareholder will have the right to sell ("Put Options") to EDF its interest in Italenergia Bis. EDF will have the right to buy ("Call Options") from each Banking Shareholder such interests. The Put Options will be exercisable in February 2005. The Call Options will be exercisable in March 2005. The exercise price of the Put and Call Options allows the Participating Banks to recuperate their investment and contemplates a predetermined premium. Furthermore, the exercise price of the Put and Call Options allows the Participating Banks to participate in any potential up side relating to the performance of the Italenergia group.

  The Optional Divestitures

        In connection with the 14% interest in Italenergia Bis purchased by the Banking Shareholders pursuant to the Fiat Sale, the Banking Shareholders, Fiat and EDF agreed to the following:

  •
  While Fiat will not have the right to require the Banking Shareholders to resell to Fiat the 14% interest in Italenergia Bis, the Banking Shareholders have the right to request Fiat to exercise the Fiat Put Option. If such request is made, Fiat may elect to:

  •
  either exercise the Fiat Put Option, or

  •
  repurchase from the Banking Shareholders the 14% interest in Italenergia Bis.

        It should be noted that, in connection with the Fiat Put Option, the Banking Shareholders and Fiat have agreed to a tag along/drag along structure. Pursuant to the tag along/drag along structure, if the Fiat Put Option is exercised:

  •
  the Participating Banks will have the right to sell their interests in Italenergia Bis to EDF (tag along); and

  •
  Fiat will have the right to require the Banking Shareholders to sell their interests in Italenergia Bis to EDF (drag along).

        The prices agreed for the optional divestitures described herein will allow the Participating Banks to recuperate their investment and contemplate a predetermined premium. Furthermore, the prices allow the Participating Banks to participate in any potential up side relating to the performance of the Italenergia group.

  Exposure of the Sanpaolo IMI Group to the Italenergia group

        At the end of September 2002, when the Italenergia group was deconsolidated from the Fiat group, the exposure of the Sanpaolo IMI Group to the Italenergia Group was €1.098 billion. In December 2002, the Banking Shareholders extended two lines of credit for an aggregate amount of €2.3 billion to New Edison. The lines of credit were extend to refinance the debt incurred in connection with the Italenergia acquisition of Edison in July 2001. The debt to be refinanced consisted of:

  •
  a bridge loan for €300 million which was reimbursed in May 2003;

  •
  a bridge loan for €750 million whose reimbursement is expected to occur on June 30, 2003; and

  •
  a term loan for €1,250 million, which is expected to be syndicated by the end of July 2003.

        As of March 31, 2003, the exposure of the Sanpaolo IMI Group to the Italenergia Group was €1.656 billion. As of June 1, 2003, the exposure had decreased to €1.300 billion. The exposure of the Sanpaolo IMI Group to the Italenergia Group is expected to be reduced further by the repayment of the €750 million bridge loan and the term loan.

  Rationalization efforts

  Sale to Banca Fideuram of Banca Sanpaolo Invest

        On October 8, 2002, Sanpaolo IMI sold all the outstanding shares of Banca Sanpaolo Invest S.p.A. ("Banca Sanpaolo Invest") to Banca Fideuram. Banca Sanpaolo Invest is a company of the Group specialized in personal financial services. The shares were valued at €603.8 million, net of the extraordinary dividend of €8.7 million issued in July 2002. In exchange, Sanpaolo IMI received 71 million ordinary shares of Banca Fideuram and €10 million in cash. These shares were issued through an increase of the capital of Banca Fideuram from €236.4 to €254.9 million. Following the transaction, the Sanpaolo IMI Group's stake in Banca Fideuram increased to 73.4%.

        This transaction strengthens the leadership position of Sanpaolo IMI in the Personal Financial Services Business Area (as described below), to which Sanpaolo IMI attributes strategic priority, and furthers the Group's rationalization efforts of its operating structure. Furthermore, it will increase the development and full exploitation of Banca Sanpaolo Invest's potential, and allow the co-ordination of the financial planner networks, through the adoption of consistent marketing and brand policies.

  Rationalization of the Group's presence in private equity

        As part of the Group's efforts to increase the focus and specialization of each Business Areas' activities, the Nuova Holding Sanpaolo IMI S.p.A. ("Old NHS") was restructured and renamed IMI Investimenti S.p.A. ("IMI Investimenti"). A new entity was created, Sanpaolo IMI Private Equity S.p.A. ("Sanpaolo IMI Private Equity"), to which the private equity and merchant banking activities of IMI Investimenti were transferred prior to the reorganization and the adoption of the new corporate name by IMI Investimenti. See "—Cardine—Streamlining of Group's equity holding through transactions involving Sanpaolo IMI and Compagnie di San Paolo" above.

        Sanpaolo IMI Private Equity, with its head office in Bologna and with an initial capital of €245 million, has as its objective to strengthen and consolidate its position in the private equity market by focusing on risk capital raising for small- and medium-sized companies.

        IMI Investimenti, which, after the restructuring of its activities, had a net shareholders' equity of €566 million, will focus on the management of its equity portfolio, including the Group's major industrial interests.

        In 2002, Sanpaolo IMI acqured the outstanding minority stakes in IMI Investimenti and in Sanpaolo IMI Private Equity. Certain stakes were acquired from parties related to Sanpaolo IMI. See "Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions".

  Purchase by Sanpaolo IMI of the Cassa di Risparmio di Firenze stake in Eptaconsors

        On October 15, 2002, Cassa di Risparmio di Firenze ("CRF") agreed to sell its 20.24% holding in Eptaconsors S.p.A. ("Eptaconsors") to Sanpaolo IMI for €19 million. This sale, added to its existing 40.48% holding, allowed Sanpaolo IMI to become the majority shareholder of Eptaconsors. The transaction was completed on January 29, 2003.

        Eptaconsors is active in asset management and securities dealing. At the end of February 2003, Eptaconsors and its subsidiaries, in the mutual funds sector, managed assets of approximately €13 billion, with a 2.8% share of the Italian mutual fund market.

        This acquisition is part of the rationalization of the Group's equity investments activities. It will strengthen its position in the major markets and will allow the Group to better use Eptaconsors potential.

  Other rationalization initiatives

        On December 17, 2002, the Sanpaolo IMI Group agreed to sell to Banca Popolare di Bergamo—Credito Varesino Group ("Centrobanca") 80% of the ordinary shares of IMIWeb Bank S.p.A. ("IMIWeb"), specialized in online trading. The sale was completed on May 13, 2003. The price of €6.2 million, was set at 80% of the difference between interest-earning assets and interest-bearing liabilities of IMIWeb at December 31, 2002, and will be increased by an amount proportional to the company profits for the next three years. The Group will continue to hold 20% of the outstanding shares of IMIWeb.

        On March 3, 2003, Sanpaolo IMI agreed to sell to Santander Central Hispano its 50% share of the capital of Banca Finconsumo S.p.A. ("Banca Finconsumo"), which they jointly owned. The agreement is part of the rationalization efforts in the Group's equity investment activities. It provides for the initial sale of 20% of Banca Finconsumo for a price of €60 million. The remaining 30% will be subject to respective sale and purchase options, exercisable from the end of 2003 for a period of 12 months for a price of €80 million. The sale is conditional on the granting by the Bank of Italy of the necessary authorizations. If the sale is completed, the price will represent for Sanpaolo IMI a total gross capital gain of €123 million.

  Development of the MOI

        The MOI, or integrated operating structure, is a business and IT operating platform, designed to enable the Group to enhance its operational structures and to allow the integration of other companies, most notably Banco di Napoli and Cardine, following their merger by incorporation into Sanpaolo IMI. It is also capable of being extended to other current business partners or future partners in the continuing consolidation of the banking industry in Italy and elsewhere.

        The MOI covers the information systems, the auxiliary support systems and back office functions of the Sanpaolo network. The MOI has been extended to the Banco di Napoli network (which, through the Southern Territorial Direction, also includes the former Sanpaolo branches in the region) and is in the process of being extended to the Cardine network.

        The project is proceeding according to timetable and budget.

  International Developments

  Sanpaolo IMI Internazionale

        Sanpaolo IMI has taken steps to strengthen its operational capabilities in foreign countries offering significant growth opportunities. Sanpaolo IMI Internazionale S.p.A. ("Sanpaolo IMI Internazionale") was formed in order to reinforce and control the Group's presence in strategic countries through acquisitions and alliances.

  Banka Koper

        Banka Koper DD ("Banka Koper") is Slovenia's fourth largest bank in terms of total assets and operates through a network of 37 branches concentrated in the area of Ljubljana, Slovenia's capital and largest city.

        In November 2001, Sanpaolo IMI acquired an initial 15% stake in Banka Koper for €37 million and launched a public tender offer for all of the other outstanding shares of Banka Koper. The public tender offer granted to the Banka Koper shareholders who accepted the offer a nontransferable put option on the Banka Koper shares not tendered in the public offer. The put option will be exercisable between December 31, 2002 and July 31, 2006 and the exercise price per share will be €457 per share, the same price per share that Sanpaolo IMI paid pursuant to the public tender offer.

        The public tender offer expired on February 25, 2002 and was accepted by the holders of 250,271 shares of Banka Koper, (47.1% of Banka Koper's share capital), raising Sanpaolo IMI's stake in Banka Koper to 62.1%. The cost of the public offer to Sanpaolo IMI was €116 million.

        In compliance with the authorization for the purchase granted by the Bank of Slovenia, Sanpaolo IMI will limit its voting rights in Banka Koper to 32.99% of Banka Koper's share capital.

  Collaboration with CDC

        In July 2001, Sanpaolo IMI announced a co-operation agreement with the French banking group CDC. The agreement contemplated future co-operation in the fields of asset management, private equity, capital markets and project finance.

        Pursuant to the collaboration agreement the CDC group acquired, in October 2001, a 2% stake in Sanpaolo IMI for €323 million. Sanpaolo IMI, through an exchange of shares with the Eulia group, the financial alliance between the CDC group and the Caisse d'Epargne ("CDE") group, acquired a 3.5% stake in CDC Ixis, the investment bank of the CDC group, also for €323 million.

        In connection with this exchange of shares, in December 2001, Sanpaolo IMI, CDC and other affiliates of CDC entered into an agreement pursuant to which the Sanpaolo IMI Group and the CDC group agreed:

  •
  In the case of the CDC group–to use its best efforts to cause a representative of the Sanpaolo IMI Group to be elected to the conseil de surveillance (supervisory board) of CDC Ixis.

  •
  In the case of the Sanpaolo IMI Group–to use its best efforts to cause a representative of the CDC group to be elected to the board of directors of Sanpaolo IMI.

  •
  To, subject to minor exceptions, a standstill agreement with respect to each party's equity interest in the other party.

  •
  In the case of a change in control of either party, the party that is not subject to the change in control will have a put option on its equity interest or the first party for the fair value of the equity interest at the time of the change in control.

        The agreement will expire on December 31, 2003.

        In February 2002, CDC became a party to the agreements between Compagnia di San Paolo and other shareholders of Sanpaolo IMI. See "Item 7. Major Shareholders and Related Party Transactions—The Major Shareholders—Agreement Among Shareholders".

        In September 2002, an agreement was reached among Sanpaolo IMI Private Equity, CDC Ixis Private Equity and Bayerische Landesbank Equity Management for the constitution of the Eagle Fund, the first pan European private equity fund focusing on investments in small- and medium-sized European businesses, particularly in Italy, France and Germany.

        In particular, in November 2002, an agreement in the private equity field was prepared, focusing on the development of a joint analysis of closed end investment funds in the infrastructure sector and in public-private partnership initiatives. It provides for the evaluation of joint investment opportunities in Italy, France and at EU level. It also aims to create a common strategy for institutional investors and EU institutions. In this regard, Sanpaolo IMI's subsidiaries involved in the public works and infrastructure sector, particularly Banca OPI and its subsidiary FIN.OPI, will be involved in the implementation of the project.

        On October 11, 2002, Sanpaolo IMI Private Equity and CDC-Pme (a subsidiary of CDC) entered into an agreement with the French government for their participation in a new investment fund which will invest in French regional funds investing in small- and medium-sized local businesses. The fund will be worth €70 million, and the investors will include the European Investment Fund.

  Santander Central Hispano

        In 2002, Sanpaolo IMI and Santander Central Hispano agreed to jointly participate in the wholesale distribution of mutual funds of independent asset managers. The collaboration provides for the acquisition by Sanpaolo IMI of a 50% share of the capital of Allfunds Bank S.A. ("Allfunds Bank"), a wholly owned subsidiary of Santander Central Hispano. Allfunds Bank is involved in the placement of investment funds with institutional customers.

        Sanpaolo IMI and Santander Central Hispano intend to develop the joint venture in order to consolidate their leadership positions at the European level and will, in this regard, seek to identify potential strategic partners in the main European markets.

  Internal Group Developments

        The dimensional complexity of the Group following the Cardine Merger revealed the need for increased governance and co-ordination efforts, ensuring that common objectives and close connections exist among all the operating areas and maintaining the efficiency of the Group's operations and the quality of its customer service.

        To reach these goals, and to comply with the instructions issued by the regulatory authorities, CONSOB and Borsa Italiana, the Group drafted a Business Regulation Framework ("BRF"), approved by the Sanpaolo IMI board of directors on March 26, 2002. The BRF defines the Group's global organizational structure, basic operational principles, areas of competence and responsibilities of the central structures, as well as the Group's co-ordination mechanisms and instruments. The BRF aims to do this in a manner consistent with the directives issued by the Bank of Italy.

        The underlying principles of the BRF are:

  •
  the importance of a system of shared values;

  •
  central control of strategic decisions and decisions involving risk management (especially in the light of the expected evolution of the Basel Capital Accord);

  •
  efficient use and delegation of responsibilities to management; and

  •
  co-ordination and consistency of the actions of all of the Group's subsidiaries.

  Integration with Cardine and Banco di Napoli

        Upon the merger by incorporation of Cardine into Sanpaolo IMI, the controlling stakes in the bank networks of the Cardine group were transferred to Cardine Finanziaria S.p.A. ("Cardine Finanziaria"). Cardine Fianziaria is a newly incorporated, wholly-owned subsidiary of Sanpaolo IMI. See "Item 5. —Operating and Financial Review and Prospects—Results of Operations".

        Cardine Finanziaria is responsible for co-operating with and assisting the Parent Bank with respect to activities involving the direction, governance, and control of the Cardine bank network.

        In 2002, the Group implemented measures to maximize the opportunities for synergies arising from the Cardine Merger and the incorporation of Banco di Napoli into Sanpaolo IMI. To that end, the Group:

  •
  began to integrate all management reporting and control systems at the Parent Bank level; and finalized the evaluation of Cardine's IT systems, evaluating the impact of the adoption of the Sanpaolo IMI system for all of the Group's banks, focusing on the effective support to the businesses, the efficiency of the operating processes and the sustainability of the technological infrastructure; and

  •
  centralized operations such as treasury, medium and long-term funding and the Group's portfolio management at the Parent Bank level. Furthermore, Banca IMI is now responsible for securities dealing, the access to regulated and over-the-counter markets, and the structuring of derivative products;

  Integration of distribution networks

        The integration of the Sanpaolo and Banco di Napoli networks is part of a major plan to develop and rationalize the distribution networks of the Group. The distribution model, introduced at the end of the third quarter of 2002, is designed to target customer segments with an improved and more effective response to the different needs of retail and business customers.

        The project provides for the organization of the Group branch networks into operating structures aimed at three sectors:

  •
  Corporate: which involves specific customer service requirements such as consulting services and financial assistance, as well as the capacity to evaluate and manage large credit risks or risks that are particular in nature.

  •
  Private: which targets the affluent individual requiring personalized and top of the range investment management services.

  •
  Retail: including households, small companies and small entrepreneurs, in which the capacity to supply a complete range of services, from credit to asset management services, will be supported by an increased focus on efficient banking services.

        The aim of the project is to introduce to all Group networks the distribution model already successfully adopted by the Sanpaolo Network and based upon the specialization of the branches.

  Activity in the public works and infrastructure sector and in the tax collection sector

        The public sector, which includes financing and advisory services for local public entities and former municipal companies in relation with infrastructure and public works, offers interesting development prospects for the years to come. The Group operates in this sector through Banca OPI, which has continued the tradition of IMI and Sanpaolo.

        In January 2003, following the merger of Banco di Napoli into Sanpaolo IMI and in line with the rationalization efforts, activities in the public works and infrastructure sector of Banco di Napoli were transferred to Banca OPI.

Recent Developments

  The 2003-2005 Business Plan

        On February 11, 2003, the board of directors of Sanpaolo IMI announced a business plan for 2003-2005 (the "2003-2005 Business Plan"). The 2003-2005 Business Plan confirms the focus of the Group on the Italian banking market.

        The operational targets for the 2003-2005 Business Plan include:

  •
  the increase of return on equity or ROE from 9% in 2003 to 15% in 2005, and

  •
  the decrease of the cost/income ratio from 65% in 2003 to less than 55% in 2005.

        The strategic priorities of the 2003-2005 Business Plan includes:

  •
  the Italian retail and company market, and

  •
  the integration process of the networks which became part of the Group in recent years.

        The Group plans to consolidate the position it has reached in the Italian banking market. The Group achieved its position through investments as well as through internal and external growth in recent years.

        The Group plans to focus on lending to Italian households and companies. In the company market, the Group will emphasize lending to small and medium sized companies. This emphasis on households and small and medium sized companies has already been reflected by progressive diversification of the loan portfolio with a reduction in the exposure to major groups in Italy and abroad, both as a percentage and in absolute in terms, and an increase in financing to households and smaller companies. This trend will be strengthened throughout Italy. The Group's companies specializing in innovative financial products (Banca IMI and Sanpaolo IMI Private Equity) will also focus on households and on the small and medium sized company segment.

        The integration process will focus first on the integration of Sanpaolo Banco di Napoli branches and on the development of a new distribution model. The model envisages the creation of a single branch network which will use a single operating system and be organized geographically to combine branch specialization by customer segment with a strong coordination of all operating points, which are are all the points of access (from branches to ATMs) to the network. The model will be extended to the Cardine network in 2004.

        In asset management, the strategy adopted by the Sanpaolo network (which focuses mainly in the north-west of Italy) achieved significant results. The 2003-2005 Business Plan contemplates exporting the strategy to the networks operating in the south and the north-east of Italy. The Sanpaolo IMI Wealth Management Business Area (as described below) will continue to focus on product innovation and performance. The 2003-2005 Business Plan contemplates the consolidation of the Group's position in the Italian mutual fund market.

        The 2003-2005 Business Plan also contemplates the rationalization and integration of the Group's human resources, with a reduction of more than 2,000 employees by 2005. The reduction will be achieved through rationalization and integration of the banking networks and of the Central Functions (as described below), the use of available provisions relating to personnel rationalizations as provided by the collective bargaining agreement for Italian employees of the sector and welfare funds provided by applicable Italian laws.

        The 2003-2005 Business Plan contemplates:

  •
  initiatives to improve profitability in all the main Business Areas (as described below), including:

  •
  integration of the banking networks,

  •
  improvement of the performance of the Wealth Management Business Area (as defined below), and,

  •
  focus on Italian businesses with high growth potential,

  •
  active management of the portfolio to optimize allocation and return on capital; and

  •
  making resources available for selected new growth opportunities.

        The 2003-2005 Business Plan contemplates a strict policy of structural rationalization and cost containment including the rationalization of the Central Functions.

  Inter-Europa Bank

        On February 25, 2003, Sanpaolo IMI Internazionale approved the launch of a public offer for all the outstanding shares of the Hungarian bank Inter-Europa Bank ("Inter-Europa"), of which Sanpaolo IMI already owned a 32.5% share. Inter-Europa's remaining outstanding shares are held by Santander Central Hispano (10%) and other leading international institutional investors and minority stockholders (approximately 45% of the outstanding shares are listed on the Budapest Stock Exchange). The public offer closed on April 15, 2003. The public offer was priced at 2,000 Hungarian fiorints per share, representing a premium of 2.1% compared to the closing price of the share on February 24, 2003, and 9.2% and 22.7% compared to the average price of the share for the 30 and 180 days periods before the approval. The total cost paid by Sanpaolo IMI Internazionale was, approximately, €30 million. Pursuant to the public offer the Group's interest in Inter-Europa increased from 32.5% to 85.22%.

  Unaudited results of the first quarter of 2003

        The Group's results for the first quarter of 2003 were announced on May 14, 2003. In the first quarter of 2003, the Group recorded the following results:

  •
  Ordinary income of €441 million, an increase of 53.7% compared to the first quarter of 2002.

  •
  Net income was €280 million, an increase of 32.7% compared to the first quarter of 2002.

  •
  Net interest income was €955 million, an increase of 51.1% compared to the first quarter of 2002.

  •
  Net loans to customers were €128.9 billion, an increase of 31.3% compared to the first quarter 2002.

  •
  Total direct deposits were €138.4 billion, an increase of 27% compared to the first quarter of 2002.

  •
  Net commissions of the Group were €692 million, an increase of 17.1% compared to the same period of 2002.

  •
  Indirect deposits were €227.8 billion, an increase of 11.4% compared to the first quarter of 2002.

  •
  Administrative costs were €1,142 million, an increase of 31.3% compared to the first quarter of 2002.

  •
  Provisions and value adjustments were €135 million, an increase of 9.8% compared to the first quarter of 2002.

  •
  Value adjustments to the shareholding portfolio were €39 million (against €14 million in the first quarter of 2002), primarily due to the shares held in Fiat, whose book value was €6.1 per share. The valuation led to the recognition of a capital loss of €24 million.

  •
  Net non-performing loans were €1,338 million, a 42.2%, increase compared to the first quarter of 2002.

  •
  Net problem loans, restructured loans and loans in course of restructuring were, in the aggregate, €1,466 million, a 55.6% increase against the first quarter of 2002.

  •
  Extraordinary revenues were €42 million, a 23.6% decrease compared to the first quarter of 2002.

  •
  Gross income was €483 million, a 41.2% increase compared to the first quarter of 2002.

        The increases are primarily attributable to the Cardine Merger.

  Tax Amnesties

        The Budget Law for 2003, approved by the Italian Parliament on December 23, 2002, introduced different types of tax amnesties, which entitle taxpayers to settle tax periods still open to tax assessment (1997-2001 for direct taxes and 1998-2001 for value added tax), as well as to define tax assessments and tax litigations in progress, by paying a reduced amount of taxes and without any administrative penalty or financial charge.

        As a result of the amnesties, the taxpayer is also protected, for the years settled, from future tax assessment and, if not formally aware that a criminal procedure has already commenced, from the application of Italian criminal tax law.

        The Sanpaolo IMI Group has decided to take advantage of certain available tax amnesties. The total cost for the Group was approximately €48 million, of which €20 million were already included in the provisions reflected in the financial statements for the year ended December 31, 2002 and €28 million will affect net income for the year ended December 31, 2003.

        The recourse to the tax amnesties has to be viewed in the perspective of a transaction rather than as an application for the amnesty of specific past conduct. Therefore, any decision of the Group on the subject has been taken comparing the potential cost of settlement with the benefit that might result.

  Cassa dei Risparmi di Forlì

        In 2003, the Fondazione Cassa dei Risparmi di Forlì, the major shareholder of Cassa dei Risparmi di Forlì disclosed to Sanpaolo IMI its intention to exercise a put option relating to 11.66% of the share capital of Cassa dei Risparmi di Forlì for a total price of €90 million. Pursuant to the exercise of the put option, on May 12, 2003, Sanpaolo IMI acquired an 8.75% stake in Cassa dei Risparmi di Forlì for €68 million. With the acquisition of such stake Sanpaolo IMI's interest in Cassa dei Risparmi di Forlì increased from 21.02% to 29.77%.

  Public tender offer for Banca Popolare dell'Adriatico

        In June 2003, Sanpaolo IMI launched a public tender offer for the outstanding ordinary shares of Banca Popolare dell'Adriatico S.p.A. ("Banca Popolare dell'Adriatico"). Before the launch of the public tender offer, the Group controlled 71.76% of the share capital of Banca Popolare dell'Adriatico. Banca Popolare dell'Adriatico is one of the banks of the Cardine network.

        The public tender offer for the outstanding shares of Banca Popolare dell'Adriatico closed on June 19, 2003. According to the data received by Banca IMI, the intermediary for acceptances relating to the tender offer, shares representing 26.38% of the share capital of Banca Popolare dell'Adriatico were tendered.

        The tenders, together with the stake in Banca Popolare dell'Adriatico previously held by the Group, increased the stake of the Group to 98.14% of the share capital of Banca Popolare dell'Adriatico.

        Pursuant to applicable Italian law, Sanpaolo IMI intends to exercise its right to purchase the remaining outstanding shares of Banca Popolare dell'Adriatico at a price to be determined by a court-appointed expert. Upon such purchase Sanpaolo IMI intends to request the delisting of the shares of Banca Popolare dell'Adriatico from the Italian Stock Exchange.

  Sanpaolo IMI-CDE strategies to strengthen their co-operation in France

        On June 19, 2003, in the context of the strategic alliance that exists between, on the one hand, the Sanpaolo IMI Group and, on the other hand, the CDE and CDC French banking groups, the parties announced that they were discussing broadening the spectrum of their co-operation within the main areas of the banking business (including retail banking, investment banking, asset management and private equity), and ways to improve the quality of the services that they currently provide to their customers.

        In this respect, the Sanpaolo IMI Group and the CDE group are currently considering an agreement with the objective of creating a new financial institution active in the French small and medium-enterprise banking market. The transaction would include the acquisition of a stake—which could be a majority stake—in Banque Sanpaolo S.A. ("Banque Sanpaolo") by the CDE group.

        As of the date of this annual report, no discussions had taken place in connection with the valuation of Banque Sanpaolo.

        In 2001, Sanpaolo IMI entered into a collaboration agreement with CDC, an affiliate of CDE, pursuant to which CDC acquired a stake in Sanpaolo IMI and Sanpaolo IMI acquired a stake in CDC Ixis. See "Item 4.—Information on Sanpaolo IMI—Developments During 2002—Collaboration with CDC".

        In 2002, CDC became a party to the Agreement Among Shareholders (as defined below). See "Item 7. Major Shareholders and Related Party Transactions—The Major Shareholders—Agreement Among Shareholders". Isabelle Bouillot, who became a Director of Sanpaolo IMI in March 2002 is the Président du Directoir of CDC Finance and CDC Ixis, a company of the CDC group. See "Item 6.—Directors, Senior Management and Employees—Directors and Senior Management".

  Other Developments

        Other recent developments are disclosed under "Significant Developments During 2002" above. See "—Cardine—Ownership structure of Sanpaolo IMI upon completion of the Cardine Merger—The Fiat Group—FIDIS—Italenergia Reorganization—Exposure of the Sanpaolo IMI group to the Italenergia group—Purchase by Sanpaolo IMI of the Cassa di Risparmio di Firenze stake in Eptaconsors—Other rationalization initiatives—Integration with Cardine and Banco di Napoli—Activity in the public works and infrastructure sector and in the tax collection sector".

Principal Capital Expenditures and Divestitures

        The following table shows the Group's principal capital expenditures for the years ended December 31, 2002, 2001 and 2000. For purposes of this table "principal capital expenditure" means any capital expenditure in excess of €100 million.

Company	Country	Description	Financing	Amount Invested
				(in millions of €)
Capital Expenditures 2000
Cassa di Risparmio di Firenze	Italy	Acquisition of 15% equity stake	Internal	387
Banco di Napoli	Italy	Acquisition of 97.65% ordinary equity stake	Internal and External	3,006
Wargny Associés	France	Acquisition of 95.02% equity stake	Internal	103
Santander Central Hispano	Spain	Increase of equity stake from 2% to 3.05%	Internal	708
Fiat	Italy	Acquisition of 2.2% ordinary equity stake	Internal	220

Total 2000				4,424
Capital Expenditures 2001
Banca Cardine	Italy	Acquisition of 10.9% equity stake	Internal	516
Cassa dei Risparmi di Forlí	Italy	Acquisition of 21% equity stake	Internal	169
ENI	Italy	Acquisition of 0.26% equity stake	Internal	143
CDC IXIS	France	Acquisition of 3.88% equity stake	Internal	323
Italenergia	Italy	Acquisition of 7.82% equity stake	Internal	248
Banka Koper	Slovenia	Acquisition of 15% equity stake	Internal	37

Total 2001				1,436
Capital Expenditures 2002
Banka Koper	Slovenia	Increase of equity stake from 15% to 62.1%	Internal	116
Banco di Napoli	Italy	Increase of saving shares from 0.85% to 87.26%	Internal	144
Compagnia di San Paolo Investimenti Patrimoniali Spa	Italy	Acquisition of 100% equity stake	Internal	230
IMI Investimenti Spa	Italy	Increase of equity stake from 51% to 100%	Internal	179
NHS Spa	Italy	Increase of equity stake from 51% to 100%	Internal	127
Italenergia Bis	Italy	Increase of equity stake from 7.82% to 12.48%	Internal	183

Total 2002				979

        The following table shows the Group's principal capital divestitures for the years ended December 31, 2002, 2001 and 2000. For purposes of this table "principal capital divestiture" means any capital divestiture in excess of €100 million.

Company	Description	Proceeds
		(in millions of €)
Capital Divestitures 2000
Crediop	Sale of 40% equity stake	403

Total 2000		403
Capital Divestitures 2001
Montedison	Sale of 6.2% equity stake	339
Beni Stabili	Sale of 10.7% equity stake	111

Total 2001		450
Capital Divestitures 2002
Cardine Banca Spa	Sale of 8.61% equity stake	473
Banca Agricola Mantovana	Sale of 8.49% equity stake	110

Total 2002		583

        From January 1, 2003 through June 10, 2003, there were neither principal capital expenditures nor principal capital divestitures.

Public Tender Offers

        No public tender offer in respect of Sanpaolo IMI's Shares has been made from January 1, 2002 to date.

        For a description of the public tender offers made by Sanpaolo IMI for the shares of Cardine, Banca Koper, Banco di Napoli, Inter-Europa Bank and Banca Popolare dell'Adriatico, see "—Significant Developments During 2002" and "—Recent Developments" above.

B. Business Overview

        At December 31, 2002, the Group was one of the leading banking groups in Italy by total assets (€203.8 billion), loans to customers (€126.7 billion) and customers' financial assets (€356.3 billion), of which 38.5% was represented by direct customer deposits (€137 billion), 36.9% by assets under management (€131.5 billion) and 24.6% by assets under administration (€87.7 billion). At the same date, the Group had 3,069 branches in Italy, together with 74 branches (of which 62 retail branches in France through its subsidiary Banque Sanpaolo) and 17 representative offices abroad.

        Sanpaolo IMI Group is a full service banking group which provides a broad range of credit and financial products and services to its customers in Italy and abroad. The Group's business consists of banking, asset management and capital markets activities, as well as certain other banking-related services. The Group's principal banking operations are retail banking, corporate banking (including advisory and project finance), investment banking, merchant banking, asset management (including private banking services and insurance), mortgage banking and medium- and long-term lending. In addition, the Group has an active treasury and trading operation. Sanpaolo IMI's capital markets activities including acting as a specialist in the Italian government bond market, as a leading underwriter and trader in the Italian domestic equity market, and as lead manager in Eurobond issues and warrants.

        The significant subsidiaries of the Group at December 31, 2002 are as follows:

Name	Registered Offices	Ownership held by	%	Voting rights at shareholders' meeting %
Banca IMI	Italy	Sanpaolo IMI	100.00	100.00
Banca Fideuram	Italy	Sanpaolo IMI	64.10	64.10
		Invesp	9.28	9.28
Banca Opi	Italy	Sanpaolo IMI	100.00	100.00
Fideuram Asset Management (Ireland) Limited	Ireland	Banca Fideuram	100.00	100.00
Sanpaolo Imi International SA	Luxembourg	Sanpaolo IMI	100.00	100.00
Imi Investimenti	Italy	Sanpaolo IMI	100.00	100.00
Cardine Finanziaria	Italy	Sanpaolo IMI	100.00	100.00
Cassa di Risparmio di Padova e Rovigo	Italy	Cardine Finanziaria	100.00	100.00
Cassa di Risparmio di Venezia	Italy	Cardine Finanziaria	100.00	100.00
Cassa di Risparmio in Bologna	Italy	Cardine Finanziaria	100.00	100.00

        Banca IMI, the Group's investment bank, is involved in securities dealing both for its own account and for customers, the raising of risk and debt capital for companies, as well as consulting in corporate finance. It uses its own subsidiaries, excluding IMIWeb Bank.

        Banca Fideuram has a network of 3,520 financial planners, in addition to 1,234 Banca Sanpaolo Invest planners, and 87 branches in Italy. It operates using its own specialized companies dedicated to asset management services.

        Banca OPI provides financial services to the public sector, with particular emphasis on the financing of infrastructure investments and works. During the year the bank was strengthened by the contribution, by the Parent Bank, of the entire shareholding in FIN.OPI (former Compagnia di San Paolo Investimenti Patrimoniali). As of January 1, 2003, this also includes the activities in the public works sector previously performed by Banco di Napoli.

        IMI Investimenti manages the major industrial holdings with emphasis on the amount, the impact in terms of "significant exposures" and the strategic importance attributed by the Group.

        Cardine operates in North East Italy, through the 841 branches of the seven bank networks: Cassa di Risparmio di Padova e Rovigo, Cassa di Risparmio in Bologna, Cassa di Risparmio di Venezia, Cassa di Risparmio di Udine e Pordenone, Cassa di Risparmio di Gorizia, Banca Agricola di Cerea and Banca Popolare dell'Adriatico. During the year, Cardine performed the activities associated with its integration with the Sanpaolo IMI Group, the rationalization of its operations and the focus on its business of reference.

        Sanpaolo IMI International S.A. is a financial company, holding a significant stake in Santander Central Hispano.

Organization by Sectors

        The Group is active in four sectors. Each sector comprises different business areas. Each business area has, within the Group, a certain level of autonomy and is subject to individual monitoring and budgeting activities.

Sector	Business Area
Domestic Banking Network	Sanpaolo Network and Consumer Banking Cardine Italian Network—former Banco di Napoli Banca OPI Large Groups and Structured Finance Other Italian Networks Tax Collection Activities
Personal Financial Services	Banca Fideuram
Wealth Management and Financial Markets	Sanpaolo IMI Wealth Management Eptaconsors Banca IMI Sanpaolo IMI Private Equity
International Activities	Banque Sanpaolo (France) Foreign Network Sanpaolo IMI Internazionale

        As of December 31, 2002, the Group's four sectors were structured as follows:

  •
  Domestic Banking Networks. This sector includes the branches of:

  •
  the Sanpaolo Network and the Consumer Banking Business Area, which is widespread in North West Italy;

  •
  the Cardine Business Area, rooted in North East Italy; and

  •
  the Italian Network—former Banco di Napoli, in the Southern regions of Italy.

        The three networks, servicing the retail and business markets, provide national coverage through approximately 3,000 branches.

        The Domestic Banking Network sector also includes:

    •
    the Banca OPI Business Area, which provides consultancy, medium- to long-term project financing and financing for public entities;

    •
    the Other Italian Networks Business Area, covering the Group's participation in Cassa di Risparmio di Firenze and in Cassa dei Risparmi di Forlì;

    •
    the Large Groups and Structured Finance Business Area; and

    •
    the Tax Collection Activities Business Area;

  •
  Personal Financial Services. This sector's activities are carried out through the networks of financial planners of the Banca Fideuram Business Area servicing customers with a medium- to high-savings potential;

  •
  Wealth Management and Financial Markets. This sector includes:

  •
  the Sanpaolo IMI Wealth Management Business Area, providing asset management products and services to the Group's own distribution structures, to institutional investors and third-party networks;

  •
  the Banca IMI Business Area, the Group's investment bank;

  •
  the Eptaconsors Business Area, specialized in investment funds; and

  •
  the Sanpaolo IMI Private Equity Business Area, in which the private equity activities of the Group have been concentrated;

  •
  International Activities. This sector includes:

  •
  the Banque Sanpaolo Business Area, active in France;

  •
  the Foreign Network Business Area, involved in corporate lending; and

  •
  the Sanpaolo IMI Internazionale Business Area, established to develop the presence in foreign countries of strategic interests through appropriate growth initiatives, in particular acquisitions and alliances.

        IMI Investimenti is the holding company of the large strategic stakes in unaffiliated companies held by the Group. IMI Investimenti manages the major industrial holdings of the Group with particular reference to the amount, the impact in terms of "significant exposures" and the strategic importance attributed by the Group. In 2002, IMI Investimenti's equity portfolio was divided among the following sectors: Utilities & Energy (66%), Telecommunications (22%), Automotive (8%) and other (4%).

        The Group also has Central Functions. The Central Functions include:

  •
  the Parent Bank functions, which are responsible for the overall management of the Group and the Group's strategy;

  •
  certain large shareholdings not held by IMI Investimenti, the treasury functions; and

  •
  the MOI.

        The following chart provides an overview of the internal operational organization of the Sanpaolo IMI Group as of December 31, 2002:

(1)
On March 3, 2003 an agreement was reached for the sale to Santander Central Hispano of the 50% stake held by Sanpaolo IMI.

(2)
The share will rise to 29.8% due to the exercising of a put option by Fondazione Cassa dei Risparmi di Forlì, as provided for by the preliminary agreement with Sanpaolo IMI dated November 29, 2000.

(3)
On March 4, 2003, the Bank of Italy authorized the merger by incorporation of Banco di Napoli Asset Management S.p.A. into Sanpaolo IMI Asset Management S.p.A. effective as of September 1, 2003.

(4)
On January 29, 2003, following the completion of the acquisition of the 20.24% interest held by Cassa di Risparmio di Firenze, the stake held by the Group increased to 60.7%.

(5)
The contribution of the interests in Banka Koper, Inter-Europa Bank and West Bank to Sanpaolo IMI Internazionale has still to be completed.

Allocation of Net Income per Business Area in 2002

        The allocation does not reflect the Central Functions and IMI Investimenti. In 2002, the Central Functions and IMI Investimenti had negative returns primarily due to the write-downs of equity stakes in Santander Central Hispano and Fiat. See "Item 5.—Operating and Financial Review and Prospects—Operating Results—Net value adjustments and provisions for loan losses and equity in earnings of unconsolidated subsidiaries and adjustments to goodwill, merger and consolidation differences—2002 compared with 2001".

2002 Allocated Capital per Business Area

Domestic Banking Network

  Sanpaolo Network and Consumer Banking

        In 2002, the Sanpaolo Network and Consumer Banking Business Area operated through the following business units:

  •
  the Sanpaolo Network, supported by Internet, telephone and mobile banking services, comprising:

  •
  over 1,390 branches of the Parent Bank servicing retail customers;

  •
  129 branches and 61 independent teams dedicated to the corporate market; and

  •
  17 operating points specialized in serving the private sector.

  •
  the subsidiaries operating in:

  •
  consumer credit (Finemiro Banca and Finconsumo Banca; the 50% stake held by Sanpaolo IMI in the latter will be sold to Santander Central Hispano, pursuant to the agreement reached in March 2003);

  •
  leasing (Sanpaolo Leasint, which incorporated Cardine Leasing on October 1, 2002); and

  •
  international private banking (Sanpaolo Bank Luxembourg, Sanpaolo Bank Austria and Sanpaolo Bank Switzerland).

        The major initiatives undertaken during 2002 were aimed at strengthening the position of the Sanpaolo Network and Consumer Banking Business Area with the private and retail customer market segments, and at developing relations with creditworthy companies. The Sanpaolo Network and Consumer Banking also implemented measures in preparation for the integration of the distribution structures of Banco di Napoli in view of the incorporation of Banco di Napoli into Sanpaolo IMI on December 31, 2002.

        The measures aimed at strengthening Sanpaolo Network's position with the private and retail customer sectors were:

  •
  The specialization of the distribution model by customer segment through an expansion of the network dedicated to private customers (the expansion is expected to be completed in 2003) and the creation of specialized units to serve customer sectors: private, affluent, family and small businesses.

  •
  The supply to branches of customer relationship support tools. A project providing for the adoption by the branches of advanced models for the evaluation of customer financial profiles is in an advanced stage.

  •
  The expansion of the range of products offered, such as new protected capital investment products and new retail mortgages for households.

  •
  The growth of the Internet banking infrastructures. As of December 31, 2002, customers using direct banking rose to 325,000, an increase of more than 145,000 customers since December 31, 2001.

        The expansion of the services of the Sanpaolo Network and Consumer Banking Business Area for businesses was pursued with the launch of targeted commercial projects, including:

  •
  the expansion of the range of financial instruments dedicated to hedging and investment;

  •
  the expansion of Internet banking services, which resulted in more than 19,000 Internet banking business customers, as of December 31, 2002, compared with 8,500 at the end of 2001.

        Significant efforts were also made to integrate the distribution structures of the Sanpaolo Network and those of Italia Network, the former Banco di Napoli Italian Network. The unification of the two network IT systems occurred in the first half of 2003, and the framework for the integrated management of the territory and commercial policies has already been established. The Sanpaolo Network in particular was reorganized into 23 territorial areas, four of which operate in the Southern Italian regions traditionally served by Banco di Napoli, each with exclusive responsibility for both Sanpaolo and Banco di Napoli branches.

  Cardine

        Cardine operates in North East Italy, through the 841 branches of the seven bank networks it controls: Cassa di Risparmio di Padova e Rovigo, Cassa di Risparmio in Bologna, Cassa di Risparmio di Venezia, Cassa di Risparmio di Udine e Pordenone, Cassa di Risparmio di Gorizia, Banca Agricola di Cerea and Banca Popolare dell'Adriatico (the "Cardine Networks").

        In 2002, Cardine pursued its integration with the Group, through the rationalization of its operations and the focusing on its core business. The main initiatives included:

  •
  the implementation of an optimal organizational model to fulfill the duties assigned to Cardine Finanziaria within the Group. These include assisting Sanpaolo IMI in the management, governance and control of the bank networks as well as, during the initial phase, providing support to networks in the IT, administrative, accounting and logistics sections;

  •
  the improvement of customer service with the adoption of a new distribution model targeted to the various customer sectors and based on the management of customer portfolios by specialized consultants. In this regard, Cardine focused on expanding its revenues from retail customers, through the sharing of Sanpaolo IMI's products and know-how.

  Former Banco di Napoli Italian Network

        In 2002, Banco di Napoli operated in the regions of Southern Italy through a network of 725 branches.

        On November 25, 2002, the extraordinary shareholders' meetings of Sanpaolo IMI and of Banco di Napoli approved the merger by incorporation of Banco di Napoli into Sanpaolo IMI, effective (for corporate law purposes) from December 31, 2002 and effective (for accounting and tax purposes) from January 1, 2002. This transaction is part of the plan of integration and rationalization of the Sanpaolo, Banco di Napoli and Cardine networks. See "Item 4.—Information on Sanpaolo IMI—History and Developments of Sanpaolo IMI—Significant Developments During 2002—Internal Group Developments—Integration with Cardine and Banco di Napoli".

        The Southern Territorial Direction, made up of the Naples, Campania, Apulia and Calabro-Lucana Areas, based in Naples and directly supervised by the Sanpaolo Network was established on December 31, 2002; it will be subsequently spun off into Sanpaolo Banco di Napoli.

        The activities of Banco di Napoli in 2002 were primarily aimed at focusing its operations on its traditional geographical areas and at disposing of certain non-core assets. The major initiatives included:

  •
  the sale, at the end of January 2002, of its stake in Datitalia S.p.A. and the disposal, completed in July, 2002 of the minority shareholding in Cedel International S.A.;

  •
  the contribution to the Sanpaolo IMI Wealth Management Business Area of the Banco di Napoli Asset Management subsidiary, in view of the subsequent merger by incorporation of Banco di Napoli into Sanpaolo IMI, authorized by the Bank of Italy at the beginning of March 2003;

  •
  the disposal of real estate not instrumental to the commercial network;

  •
  disengagement from the activities of the foreign network, with the sale to third parties of the London branch and the sale of the New York branch property;

  •
  the contribution to Esaban S.p.A. ("Esaban"), on October 1, 2002, of the tax collection activities previously performed by Banco di Napoli in its capacity as government agent for Naples and Caserta;

  •
  the contribution to Banca OPI, as of January 1, 2003, of the activities and assets of the public works and infrastructure sector.

        Towards the end of 2002, measures to integrate the distribution structures of Sanpaolo Network and the former Banco di Napoli Italian Network were implemented. Such measures included the transition to the MOI.

  Banca OPI

        Banca OPI provides financial services to the public sector, with a particular focus on the financing of infrastructure investments and public works. In 2002, Banca OPI was strengthened by the conferral, by the Parent Bank, of the entire shareholding in FIN.OPI. As of January 1, 2003, this also includes the activities in the public works sector previously performed by Banco di Napoli.

        In 2002, the Banca OPI Business Area:

  •
  issued new loans aimed mainly at the railway, airport and road building sector, environmental protection and land preservation, as well as loans to regions to support health services and interventions to restore flood damage; it also participated, as lead manager, in an important transaction for the agency responsible for the 2006 Turin XX Winter Olympic Games for the construction of sports venues, transport infrastructures and accommodations;

  •
  financed local governments (mainly regions) through the underwriting of securities;

  •
  participated, in conjunction with CDC Ixis, in a closed-end investment fund governed by French law, which will invest in companies operating in France in support of the development of renewable energy;

  •
  in project financing, took on advisory and financial structuring mandates for various major investment projects in Italy and abroad. In particular, the main interventions on the domestic market concerned health, urban improvements projects, transport, water and waste disposal systems sectors; abroad it was co-arranger of important international initiatives concerning high-speed rail and the modernization of local transport;

  •
  in its advisory role, acquired new mandates seeking to increase the value of companies and assets of local governments.

  Large Groups and Structured Finance

        The management of relations with the 30 major groups of domestic and international importance, as well as project financing (for energy, oil and gas and telecommunications sectors) and specialized structured lending (acquisition, LBO, real estate) were centralized to optimize the risk/performance profile, in two specialist units: Large Groups and Structured Finance. The two specialist units form the Large Group and Structured Finance Business Area.

        The results of the Structured Finance unit were affected, on the one hand, by prolonged difficulties in specific markets, which made it necessary to increase provisions for some projects, and on the other hand, by the increase in the finance acquisition sector, with the definition of significant transactions, the economic effects of which will become more evident in the years to come.

  Other Italian Networks

        The other Italian Networks Business Area operates in the domestic market through the distribution networks of the Cassa di Risparmio di Firenze and the Cassa dei Risparmi di Forlì. The Group owns respectively 19.5% and 21% of each entity. The exercise of a put option by the Fondazione Cassa dei Risparmi di Forlì will increase the Group's holding to 29.77%. See "Item 4.—Information on Sanpaolo IMI—History and Developments of Sanpaolo IMI—Recent Developments—Cassa dei Risparmi di Forli".

Personal Financial Services

  Banca Fideuram

        The Banca Fideuram Business Area has a network of 3,520 financial planners. The Banca Fideuram Business Area operates through its own asset management companies.

        In 2002, Banca Fideuram:

  •
  implemented measures related to the integration of Banca Sanpaolo Invest, completed on October 8, 2002 (with the acquisition of the total shareholding held by Sanpaolo IMI);

  •
  rationalized its holdings in foreign subsidiaries; the rationalization will continue in 2003. In particular, it continued the implementation of the business plan relating to the operational development of the French group Wargny; completed the restructuring of the subsidiaries in Luxembourg, with the concentration of five product companies in a single corporate vehicle, Fideuram Gestions; launched, in Ireland, the operations of the Fideuram Asset Management Ireland subsidiary, which is responsible for the asset management activities of the Luxembourg funds.

        The integration with Banca Sanpaolo Invest, which is part of the measures to strengthen the Group's leadership position in the Personal Financial Services sector, aims to:

  •
  exploit the potential of Banca Sanpaolo Invest;

  •
  leverage on the best practices of Banca Fideuram;

  •
  allow strategic co-ordination of the financial planner networks, with the adoption of consistent marketing and brand policies; and

  •
  realize economies of scale through the creation of a common technological platform and a shared product portfolio, adapted to suit the commercial characteristics of each network.

Wealth Management and Financial Markets

  Sanpaolo IMI Wealth Management

        The Sanpaolo IMI Wealth Management Business Area provides asset management products and services both to the Group's internal distribution networks and to institutional investors, associated networks and third-party networks. The Sanpaolo IMI Wealth Management Business Area was established in April 2001 through the contribution by the Parent Bank to the Sanpaolo IMI Wealth Management holding company of the subsidiaries involved in mutual funds, portfolio management and life insurance.

        The main initiatives realized by the Sanpaolo IMI Wealth Management Business Area in 2002 concerned:

  •
  the expansion of the range of services offered, with the launch of protected capital portfolio management. The range of insurance products was also reviewed on the basis of new customer needs. In particular, a new index linked insurance policy was marketed by Sanpaolo Vita and new unit linked insurance policies distributed through the network of the Cassa dei Risparmi di Forlì were launched;

  •
  the launch of the distribution of products through the Group networks: in particular, the marketing of funds through the Cardine network has begun. The Sanpaolo IMI Wealth Management Business Area entered into agreements with third party networks. These agreements envisage the distribution of the funds and portfolio managed assets of the Sanpaolo IMI Wealth Management Business Area;

  •
  the increase in the Sanpaolo Vita capital resulting from the strong performance of Sanpaolo Vita in 2002;

  •
  the introduction, on October 21, 2002, of a new Italian fund commission system together with a rationalization process for Luxembourg funds, through the merger of several units and changes to the characteristics of the existing units.

        In the context of the Group's restructuring, during the first half of 2002, Banco di Napoli Asset Management was transferred to the Sanpaolo IMI Wealth Management Business Area, which also acquired from Banca Fideuram 30% of Sanpaolo IMI Institutional Asset Management, a company dedicated to management activities for institutional investors. Sanpaolo IMI Alternative Investments SGR, a company dedicated to the management of hedge funds, also became operational. In the third quarter of 2002, Sanpaolo Fiduciaria was sold to the Parent Bank. In January 2003 the acquisition of the shares held by Sanpaolo Bank Luxembourg in Sanpaolo IMI Wealth Management Luxembourg was completed.

  Banca IMI

        The Banca IMI Business Area covers securities dealing both for its own account and for customers, the raising of risk and debt capital for companies, as well as consulting in corporate finance.

        In 2002, with reference to corporate finance and capital markets activities, the Banca IMI Business Area:

  •
  with regard to public offerings acted as lead coordinator in the context of the residual public tender offer launched by Sanpaolo IMI for the savings shares of Banco di Napoli, and for other Italian public offers and capital increases;

        As a corporate finance consultant, Banca IMI was retained in several Italian and European transactions.

  Sanpaolo IMI Private Equity

        The Sanpaolo IMI Private Equity Business Area is responsible for the private equity activities of the Group, with the strategic goal of strengthening and consolidating its presence in this sector, which is characterized by high growth potential in the medium term.

        The objective of the Sanpaolo IMI Private Equity Business Area is to operate as a reference for venture capital investments in small- and medium-sized companies, supporting their possibilities of growth, consolidation and reorganization. Accordingly, the Sanpaolo IMI Private Equity Business Area

is concentrating its efforts on promotion, management and placement of closed-end private equity funds.

        The Sanpaolo IMI Private Equity Business Area heads the subsidiaries specialized in the management of closed-end security investment funds (Sanpaolo IMI Fondi Chiusi SGR and NHS Mezzogiorno SGR), several foreign subsidiaries instrumental to the management of international closed-end investment funds (including the SIPEF Fund) and the Group's merchant banking activities.

        The measures implemented in 2002 were focused on centralizing within Sanpaolo IMI Private Equity's private equity assets acquired in the merger with Cardine, as well as those headed by Eptaconsors. The business-organizational model provides for the attribution to Sanpaolo IMI Private Equity of the centralized co-ordination, control and performance of services for subsidiaries, and an advisory role for international closed-end funds.

        Also programmed is the participation in a new investment fund promoted by the French government in support of small- and medium-sized local companies, following an agreement signed with CDC-Pme and the European Investment Fund.

International Activities

  Banque Sanpaolo

        Banque Sanpaolo operates in France, through a network of 62 branches, with a customer base of 125,000 private customers with a medium/high savings potential and small- and medium-sized companies.

        In 2002 Banque Sanpaolo pursued its efforts to focus its network activities in its core customer sectors.

  Foreign Network

        The Foreign Network Business Area is responsible for the foreign network of the Parent Bank composed, following the transfer of Cardine's operating points, of 12 branches, 18 representative offices (including a new office in Madrid in January 2003) and one operating desk, as well as the Irish subsidiary Sanpaolo IMI Bank Ireland. The Foreign Network Business Area has a direct presence in 26 countries.

        To strengthen the position in its core markets, the organization of the Foreign Network Business Area is based on three regional offices (Americas, Europe and Asia) to direct and control the various operating points. Moreover, to optimize the synergies with Sanpaolo IMI Internazionale, the latter was assigned, in 2003, the hierarchical responsibility for the six representative offices in Central-Eastern Europe, which will continue to remain, from the corporate point of view, within the Parent Bank.

        The activity, targeted at the development of business to encourage the internationalization of Italian companies and to increase the presence of foreign multinationals on the Italian market, was marked by the selectivity of relations and a focus on safeguarding the quality of assets rather than increasing operating volumes, in a market environment characterized by general economic uncertainty and growing levels of risk in the corporate sector. The Foreign Network Business Area concentrated, on the one hand, on consolidating the position achieved in the European context and, on the other hand, on reducing the total risk with foreign counterparties, especially from the United States, through major diversification in both the number of customers and economic sectors.

  Sanpaolo IMI Internazionale

        The Sanpaolo IMI Internazionale Business Area was formed for the purpose of developing and supervising the presence of the Group in those foreign countries deemed to be of strategic interest through transactions involving acquisitions and alliances.

        In December 2002, the transfer to the Sanpaolo IMI Internazionale Business Area of the equity investments held by the Group in Central-Eastern Europe and in the Mediterranean Area was approved, subject to approval by the local authorities. The shareholdings include:

  •
  Banka Koper, in which Sanpaolo IMI has a share of 62.1%, operating in Slovenia through a network of 39 branches;

  •
  Inter-Europa Bank, in which Sanpaolo IMI has a share of 32.5%, which has 23 branches in Hungary; and

  •
  West Bank, in which Sanpaolo IMI has a share of 72.4% with 17 operating points in Romania.

        In 2002, the Sanpaolo IMI Internazionale Business Area performed the activities necessary to the completion of the start up phase of San Paolo Internazionale and in preparation for the transfer of equity investments. Progress continued on initiatives aimed at exploiting the potential of the two most recently acquired banks, Banka Koper and West Bank: for this purpose measures aimed at enabling the sharing of the Group's know-how in the operating areas that offer greater development opportunities in the reference markets were identified and undertaken.

        It should also be noted that, on February 25, 2003, Sanpaolo IMI Internazionale approved the launch of a public tender offer for the shares of the Hungarian bank Inter-Europa Bank.

Distribution Network

        The merger with Cardine and, subsequently, the incorporation of Banco di Napoli and the establishment of the Southern Territorial Direction strengthened the Group's distribution network. See "Item 4.—Information on Sanpaolo IMI—History and Developments of Sanpaolo IMI—Significant Developments During 2002—Internal Group Developments—Integration with Cardine and Banco di Napoli".

        As of December 31, 2002, the Group had a network of 3,069 banking branches in Italy. The branches were located as follows:

  •
  27.4% in the Northeast of Italy, where the Cardine network is concentrated;

  •
  26.2% in Southern Italy and the Islands, where the branches of the former Banco di Napoli operate; and

  •
  33.9% in the Northwest of Italy.

        The remaining 12.5% of the Group network is situated in Central Italy, where there are more than 400 branches of Cassa di Risparmio di Firenze, in which Sanpaolo IMI holds a 19.5% interest and with which distribution agreements have been signed. Sanpaolo IMI also has relationships with Cassa dei Risparmi di Forlì, which has about sixty branches mainly operating in the Northeast of Italy.

        The strengthening of the branch networks realized via the specialization of branches to deal with their reference customer sectors led to the creation of 129 "company branches" in the Sanpaolo Network; similar specialization initiatives regarded the Banco di Napoli and Cardine networks.

        In 2002, the Group confirmed its commitment to new distribution channels, such as telephone and internet banking, to complement the traditional banking network. The Sanpaolo Network in particular carried out commercial development activities with regard to the services offered through direct channels, expanding their functionality and strengthening the customer service instruments. As of December 31, 2002, the number of retail customers able to operate in an integrated way through traditional channels and direct channels rose to 325,000, an increase of more than 145,000 since the end of 2001, and Internet banking business customers exceeded 19,000. As of December 31, 2002, the Cardine network had approximately 57,000 telephone and Internet banking customers.

        As of December 31, 2002, services to retail customers were delivered through a network of automatic teller machines, including 1,899 Sanpaolo ATMs, 979 Cardine ATMs and 895 Banco di Napoli ATMs, and through point of sale terminals of the Sanpaolo Network (27,064), Cardine (18,619) and Banco di Napoli (10,100).

        The Group's distribution also includes, as of December 31, 2002, 4,955 financial planners, taking into account the acquisition of Banca Sanpaolo Invest by Banca Fideuram in 2002. The transaction will increase the commercial effectiveness of the sales network, enabling strategic co-ordination of the financial planners, the adoption of a range of common products and consistent brand and marketing policies.

        The Group operates abroad through a network of 136 branches, of which 62 are Banque Sanpaolo branches in France, and 18 representative offices.

Distribution network (Italy and abroad)	At 12/31/02	At 12/31/01	% Change 12/31/02-12/31/01
Banking branches and area offices	3,205	2,289	40.0
Italy	3,069	2,212	38.7
—Sanpaolo IMI	2,115	1,376	53.7
Abroad	136	77	76.6
—Banque Sanpaolo	62	59	5.1
Representative offices	17	18	(5.6)
Financial planners	4,955	5,506	(10.0)
—Banca Fideuram	3,520	3,795	(7.2)
—Banca Sanpaolo Invest	1,234	1,494	(17.4)
Distribution network (Italy at 12/31/02)	Sanpaolo IMI		Banco di Napoli		Cardine		Other(1)		Total
		%		%		%		%		%
Northwest (Piedmont, Val d'Aosta, Lombardy, Liguria)	980	70.5	3	0.4	13	1.5	43	38.1	1,039	33.9
Northeast (Veneto, Trentino Alto Adige, Friuli Venezia-Giulia, Emilia Romagna)	107	7.7	1	0.1	706	84.0	26	23.0	840	27.4
Center (Tuscany, Marches, Umbria, Lazio, Abruzzo, Molise)	127	9.1	110	15.2	122	14.5	26	23.0	385	12.5
South & Islands (Campania, Apulia, Basilicata, Calabria, Sicily, Sardinia)	176	12.7	611	84.3	0	—	18	15.9	805	26.2

Banking branches and area offices in Italy	1,390	100.0	725	100.0	841	100.0	113	100.0	3,069	100.0

(1)
Includes the networks of Banca Fideuram (87 branches), Finconsumo Banca (24 branches), Finemiro Banca (1 branch) and Farbanca (1 branch).

The Italian Banking System: Supervision and Regulation

  Italian Banking Regulations—Overview

  Structure of the Italian Banking System

        Italy's banking industry was regulated for over 50 years under the Banking Act of 1936, a law that set out the structure of the banking industry and regulated specialized banking institutions. The application of the Banking Act of 1936 led to fragmentation and shielded the Italian banking system from competition. During the 1990s, the Italian banking system underwent a reorganization and consolidation process which led to growth in the average size of banks and in the number of their branches while reducing the total number of banks.

        The reorganization is the consequence of changes in banking regulations as well as the competitive stimulus resulting from the liberalization of European financial markets and the introduction of the euro. The main steps of the regulatory changes were the enactment of the Amato Law, the privatization process, the implementation of EU directives and the Legislative Decree No. 385 of September 1, 1993 (the "Consolidated Banking Law").

        The current system allows the banks to decide which banking and related financial activities to engage in and which structures to adopt, subject only to generally applicable rules of prudence and the banks' own bylaws. The current Italian banking regulations now largely mirrors the EU Second Banking Directive. The effect of the regulatory changes and Europe-wide liberalization has been a significant increase in competition and consolidation in the Italian banking industry.

  The Privatization Process

        The Amato Law, encouraged consolidation and banks controlled by governmental and public law entities to adopt a joint-stock structure and to strengthen their capital bases. Private participation in the newly formed joint stock companies was permitted and encouraged, but—until the coming into force of Law No. 474 of July 30, 1994 (the "Privatization Law")—governmental and other public entities minority shareholding were permitted only if it appeared to be in the public interest and subject to prior governmental authorization.

        The process has accelerated by the implementation of the Privatization Law and the Decree of the Minister of Economy and Finance (the "Dini Directive"), enacted respectively in July and November 1994. It was such statutes that permitted and promoted the sale of majority holdings of banks owned by the Ministry of Economy and Finance and by Italian banking foundations (considered public law entities) to the private sector. Certain fiscal incentives have been provided for Italian banking foundations to reduce their stakes in a bank that converted into a joint-stock company under the Amato Law to below 50%. If such requirements were met by the end of 1999, all capital gains arising from the public offerings or sales would be tax-free.

        Furthermore, to encourage the reform, new incentives have been introduced pursuant to the Ciampi Law, which reorganizes the regulatory framework over the Italian banking foundations. Those incentives were under the scrutiny of the European Commission, pursuant to the procedure applicable to incentives which may affect fair competition. However, the European Commission decided on August 22, 2002, that fiscal measures introduced in 1998 and 1999 in favour of banking foundations are not subject to the European Union's state aid rules. This is because the European Commission did not consider as economic activities the management of own assets and the use of proceeds to extend grants to not-for-profit organizations.

        Pursuant to the Ciampi Law, the banking foundations that modified their bylaws and progressively divested their stakes in banks and only maintain control interests in entities dealing with social purposes, are considered as private not for profit organizations with social purposes. The Ministry of

Treasury (currently Ministry of Economy and Finance) is in charge of authorizing the sales of holdings in banks owned by foundations; the sales must be in compliance with criteria of transparency and non-discrimination.

        In accordance with Article 11 of Law No. 448 of 2001 (the "2002 Budget law"), the deadline for the banking foundations to dispose of their control of banking institutions was extended for three years. The Ciampi Law initially set the deadline for the disposals at June 2003. The longer term contemplated by the 2002 Budget Law is conditional upon the banking foundations entrusting their stakes in banking institutions to asset management companies "società di gestione del risparmio" which must be selected pursuant to certain criteria and must manage the stakes in a professional manner, independently of the foundations. This term was extended to June 2006 for the banking foundations with net equity not in excess of €200 million or operations in Italian autonomous regions "regioni a statuto speciale".

  Implementation of the EU Second Banking Directive

        Effective January 1, 1993, the distinction between "ordinary credit institutions" and "special credit institutions" was formally eliminated (Legislative Decree No. 481 of December 14, 1992). Banking activities are now performed by a single category of credit institution (banche), which can collect and demand savings deposits from the public, issue bonds and grant medium-and long-term credit, whether subsidized or not, subject to regulations issued by the Bank of Italy.

        Italian banks are now either (a) banks incorporated as joint-stock companies (Società per Azioni) owned directly or indirectly by the private sector or by banking foundations, (b) co-operative banks (banche popolari and banche di credito cooperativo), or (c) residual public law entities, governed by special regulations. In addition to the banking business, and subject to their bylaws and to financial services regulation, banks may engage in all the business activities that are subject to mutual recognition under the EU Second Banking Directive, and in certain other financial activities not listed therein.

        European credit institutions may conduct banking business in Italy as well as those business activities that are subject to mutual recognition and are authorized to be carried out in their home country, provided that the Bank of Italy is informed by the entity supervising the relevant EU credit institution. Such supervising entity retains control over the relevant EU credit institution (rule of "home-country control").

  Consolidated Banking Law

        Effective January 1, 1994, the Consolidated Banking Law repealed and replaced, among others, the Banking Act and Legislative Decree No. 481. Among the provisions of the Consolidated Banking Law are those concerning the role of the supervisory authorities; the definition of banking and related activities; the authorization of banking activities; the acquisition of equity participation in banks; banking supervision (on an unconsolidated and consolidated basis); special bankruptcy procedures for banks, and the supervision of financial companies. The resulting regulatory framework of Italian banking system is described below.

  Supervisory Authorities

        Under the Consolidated Banking Law, the supervision and regulation of Italian banks are exercised by:

  •
  the Interministerial Committee for Credit and Savings (the Comitato Interministeriale peril Credito e per il Risparinio or "CICR"). The CICR includes the Minister of Economy and Finance and other economic ministers and acts upon proposals of the Bank of Italy, has wide-ranging policy-making and guidance powers.

        Minister of Economy and Finance.    The Minister of Economy and Finance has broad powers in relation to banking and other financial activities. Such powers include:

  •
  authorizing the establishment in Italy of the first branch of non-EU banks;

  •
  setting eligibility standards for holders of equity interests of a bank; and

  •
  setting the level of professional experience required from directors and executives of banks and other financial intermediaries.

        The Minister of Economy and Finance may, in cases of urgency, adopt measures which generally belong to CICR and may also fine banks and their managers with administrative sanctions and rule the mandatory liquidation (liquidazione coatta amministrativa) or the extraordinary management (amministrazione straordinaria).

        Bank of Italy.    The Bank of Italy implements the policies set forth by CICR by adopting regulations and instructions concerning the following four main areas:

  •
  capital requirements;

  •
  risk exposure;

  •
  acquisition of equity participations; and

  •
  administrative and accounting organization and internal audit.

        The Bank of Italy supervises the banking institutions through its own auditing body, granting authorizations and examining the reports that banks are required to file on a regular basis. The main supervisory powers include: the review of financial statements and statistical data; the preliminary review of amendments to bylaws; inspections; and verification of capital ratios, reserve requirements and exposure limits.

        The Bank of Italy conducts inspections of all credit institutions through its supervisory staff of auditors. Matters covered by an examination include the accuracy of reported data, compliance with banking regulations, and bylaws. Specific areas of audit include compliance with exposure and other prudential limits.

        The Bank of Italy requires all banks to report interim balance sheets on a monthly basis.

        The principal objectives of the regulation are the protection of depositors and the stability and efficiency of the financial system.

  Participation in the Share Capital of a Bank

        Pursuant to Section 19 of the Consolidated Banking Law, the Bank of Italy's prior authorization is required in the event that acquisition of shares (together with the shares already held) reaches or exceeds 5% of the voting rights or leads to a situation of control of an Italian bank. Prior authorization by the Bank of Italy is also required when the 10%, 15%, 20%, 33% or 50% threshold of voting rights is triggered.

        Following the introduction in October 1999 of certain new regulations, the authorization from the Bank of Italy must also be obtained before any irrevocable commitment to buy a significant stake in a bank.

        In the case of purchases (or sales) which could lead to controlling interest in a bank, the request for authorization to the Bank of Italy must also be preceded (by not more than 30 days) by a preliminary notification to the Bank of Italy concerning the main elements of the transaction (timetable, methods and sources of finance).

        The Bank of Italy may grant the authorization subject to conditions likely to ensure the sound and prudent management of the bank. Persons who, directly or indirectly engage in significant business activity in economic sectors other than banking and finance may not be authorized to acquire shares of a bank which, when added to those already held, would represent more than 15% of the voting rights or control of the bank.

        The Bank of Italy as well as CONSOB (the Italian securities and stock exchange regulator), when the bank is a listed company, must be notified of any agreement, however concluded, which involves an Italian bank or could lead to a joint exercise of voting rights in a bank or in the parent company of such bank.

  Deposit Insurance

        The Interbank Deposit Guarantee Fund (Fondo Interbancario di Tutela dei Depositi) (the "Guarantee Fund"), established in 1987 by the principal Italian banks, protects depositors against the risk of insolvency of the bank and the loss of their deposited funds. Sanpaolo has been a member of the Guarantee Fund since 1987.

        According to the amended Consolidated Banking Law, enacted in 1996 (pursuant to EU Directive No. 94/19), a bank's membership in the Guarantee Fund is compulsory and must have a minimum coverage of Lit. 200 million (€103,291) per depositor.

        Deposits covered by the Guarantee Fund are mainly those of ordinary customers, namely repayable funds in the form of deposits, bank drafts and other similar instruments; bearer deposits, bonds and deposits placed by other credit institutions for their own account have been excluded. Furthermore, the guarantee scheme does not cover deposits of government and local authorities, financial and insurance companies, and mutual funds.

Capital Adequacy Requirements

  Solvency Ratios

        The implementation of the Basle Committee's risk-based capital guidelines is based on the EU's "Own Funds Directive" and the "Solvency Ratio Directive". Under these risk-based capital guidelines, implemented since 1992 by the Bank of Italy, a bank's capital adequacy assessment is based on the ratio of its total capital to the risk-adjusted value of its assets and off-balance sheet exposures. It should be noted that the Basle Committee is currently reviewing certain guidelines. A bank's capital is composed of primary capital and supplementary capital. The consolidated total of primary and supplementary capital of a bank may not be less than 8% (or 7% on an unconsolidated basis) of the bank's risk-weighted assets.

        Primary capital (Tier I) consists of: paid-in equity capital, retained earnings, funds for general banking risks, and innovative capital instruments such as preferred shares; minus: treasury stock, intangible assets and losses for the preceding and current fiscal years. Innovative capital instruments can be included in Tier I capital only for up to 15% of the capital including such instruments. Any amount in excess of that level can be included in supplementary capital as hybrid capital instruments.

        Supplementary capital (Tier II) capital consists of: asset revaluation reserves, general loan loss reserves, hybrid capital instruments and subordinated loans, minus: net unrealized losses from investments in securities. Starting in March 1998, supplemental assets may include 35% of the net unrealized gains on interests in non-banking and non-financial companies listed on a regulated market. 50% of any net losses must be deducted from supplemental assets, as already provided for net losses on securities. Tier II capital cannot exceed Tier I capital. There are also limitations on the maximum amount of certain items of Tier II capital, such as subordinated debt which may not exceed 50% of Tier I capital.

        To assess the capital adequacy of banks under the risk-based capital guidelines, a bank's capital is related to the total of the risk-adjusted values of its assets and off-balance-sheet exposures. The various categories of assets are assigned one of five risk weightings: 0%, 20%, 50%, 100% and 200%.

        The capital adequacy ratios are applied to the sum of primary and supplementary capital, less equity investments and certain quasi-equity capital instruments in, and subordinated loans to, affiliated credit and financial institutions.

        There is an ongoing negotiation to define, in the guidelines of the Basle Committee, inter alia, the system balancing the risk of credit, and to introduce a specific requirement for the operational risks. The new agreement may enter into force in 2004.

  Market Risk Capital Requirements

        In March 1997, on the basis of EU directive 92/6 and in response to the increased activity of Italian banks in securities intermediation, the Bank of Italy requested specific consolidated capital requirements, in order to carry out securities intermediation activities. The requirements concern the various classes of risk involved and apply to all securities not held to maturity (i.e., trading account securities and available-for-sale investment securities).

        The risks covered by the capital requirements are:

  •
  position risk: the risk deriving from fluctuations in the price of the securities due to market trends and status of the issuer;

  •
  settlement risk: the risk that arises in securities settlement transactions when, after the contract has matured, the counterparty has not fulfilled its obligation to deliver the securities or amounts due;

  •
  counterparty risk: the risk that the counterparty will not perform its contractual obligations upon maturity;

  •
  concentration risk: refers to exceeding, as the result of risk positions in the portfolio of marketable securities, the individual credit limit established with regard to the concentration of risks;

  •
  foreign exchange risk: the risk of incurring losses due to adverse changes in foreign exchange rates.

        In February 2000, the Bank of Italy, pursuant to EU directive 98/31, introduced the possibility (subject to prior authorization) for banks to use their own internal models to calculate capital requirements to cover market risks. The models may use commodity position risk and total portfolio exchange rate risk. In 2000, certain other modifications to the regulatory framework on market risk concerning the calculation of commodity position risk and new methods of valuing options became effective. See Note 18 to the Consolidated Financial Statements.

Lending Limits

        The Bank of Italy issued certain instructions in respect of the EU Large Exposure directive in October 1993. From November 1993 until the end of 1998, all loans made by a bank to a single borrower or group of affiliated borrowers (together with all other exposures as defined by the EU Large Exposure directive) could not exceed 40% of the bank's own funds (as defined pursuant to the EU Own Funds directive). Since January 1999, this ceiling has been lowered to 25% of the bank's own funds. However, in accordance with the provisions of the EU Large Exposure directive permitting the grandfathering of excess exposures, the Bank of Italy's instructions provide that weighted exposures in excess of the applicable thresholds would not be required to be reduced immediately upon effectiveness of such directive's limitations in 1994, but would need to be gradually brought within specific limits. Such limits took effect at the beginning of 1997 and declined over time (60% of own funds from 1997 to 1998, 40% from 1998 to 2001, and 25% thereafter).

        A specific limit applies to loans to companies which are affiliated with banks (i.e., companies in which a bank holds a stake of 20% or more) and to loans to shareholders holding a stake of 15% or more in a bank. Such specific limit provides that these exposures cannot exceed 20% of the bank's own funds as specified by the Bank of Italy regulations.

        In addition, the amount of a bank's large exposures—defined as exposures individually exceeding 10% of the bank's own funds—may not, in the aggregate, exceed eight times the bank's own funds. Under the Bank of Italy's instructions, loans and other exposures are assigned one of four risk weightings (0%, 20%, 50% or 100%), largely depending on the identity of the debtor or guarantor.

        These concentration limitations will apply to banking groups on a consolidated basis, although the activities of securities dealing firms (società di intermediazione mobiliare, "SIMs"), belonging to a banking group are not to be taken into account in assessing the group's exposures. In addition, banks belonging to a banking group are individually subject to a 40% limitation on weighted exposures to a single borrower or group of affiliated borrowers.

        As of December 31, 2002, the Group had six large exposures. See "Item 3. Key Information—Selected Statistical Information—Loan Portfolio—Loans by Category of Borrower" and Note 21 in the Notes to Consolidated Financial Statements.

Equity Participations by Banks

        Banks are permitted to make equity investments in all types of companies, subject to rules enacted by the Bank of Italy. Generally, equity participations by a bank in all types of companies may not in the aggregate exceed, together with real estate investments, the bank's consolidated capital. These rules require prior authorization for equity investments exceeding 10% of the consolidated capital of the acquiring bank or 10% or 20% of the capital stock (or otherwise entailing the taking of control) of the bank, financial or insurance company being acquired and for taking control of ancillary banking service companies. Investments in insurance companies exceeding in the aggregate 40% of the bank's consolidated capital (and 60% of its unconsolidated capital) are not authorized.

        Moreover, equity participations in companies other than banks or financial or insurance companies may not exceed (i) 15% of the bank's consolidated capital (or 7.5% for investments in unlisted companies), (ii) 3% of the bank's consolidated capital for investments in a single company or group of companies, or (iii) 15% of the capital stock of the company whose shares are being acquired by the bank. The limit described in (iii) does not apply if the value of the participation and the sum of all the other investments exceeding the 15% owned by the bank, do not exceed 1% of its consolidated capital.

        Higher limits are applied by the Bank of Italy upon request by banche abilitate (authorized banks), which are banks with at least €1 billion in capital and which meet the solvency ratios, and for the so-called banche specializzate (specialized banks), which are banks that collect mainly medium- and long-term funds, take no demand deposits, have capital in excess of €1 billion and meet the solvency ratios. The Bank of Italy has named Sanpaolo IMI as a banca abilitata. Therefore, Sanpaolo IMI is empowered to purchase over 15% of the capital of a non-financial company, as long as both the value of the participation and the sum of all other investments exceeding the 15% limit do not exceed 2% of its consolidated capital. The aggregate of the participations in non-financial companies cannot, in any event, exceed 50% of Sanpaolo IMI's consolidated capital (or 25% of its consolidated capital for investments in unlisted companies); investments in a single non-financial company or group of companies may not exceed 6% of the bank's consolidated capital.

Medium- and Long-Term Credit and Funding Activity

        The regulations permit all banks to provide, without restriction, medium- and long-term credit to borrowers other than companies. The granting of medium- and long-term credit is permitted without limit to those banks whose shareholders' equity exceeds €1 billion as well as to former special credit institutions, regardless of the amount of their shareholders' equity, and to those banks whose liability structure is principally founded on funding raised in the medium- and long-term markets.

        Other banks may extend medium- and long-term credit within the limit of 30% of total funding. Furthermore, the regulations include rules concerning control of the change in maturities as well as methods that empower the Bank of Italy to identify the banks most exposed to the risk of losses linked to interest-rate fluctuations.

        With reference to the provisions concerning funding activity, the regulations provide the opportunity for all banks to collect savings from the public in any form permitted by law. Banks are also permitted to use various instruments such as bonds, certificates of deposit, and other funding instruments, which can also be issued in the form of subordinated or perpetual debt for funding activities.

Mandatory Reserves

        The ECB and the Bank of Italy require that banks based in Italy must keep obligatory cash reserves, directly or indirectly through an intermediary bank, with the Bank of Italy.

        The amount of the reserve is calculated on a monthly basis at a 2% rate on the total of the following assets subject to the reserve requirements: liabilities from deposits and off balance sheet liabilities, excluding liabilities due to other banks, to the ECB and to other national central banks. There is no applicable portion for deposits and debt securities issued with a maturity of more than two years or repayable with notice of more than two years and for repurchase agreements.

        The reserve can be amended by banks for the whole amount during a particular month as long as the average amount of the daily balances is not less than the required reserve. The Bank of Italy pays interest on the reserve at the average refinancing rates set by ECB for that month. Sums in excess of the reserve required do not receive interest. In the case of contravention of the requirements of the obligatory reserve, the ECB may impose proportional fines on the bank (or intermediary bank).

Financial Intermediaries

        The Consolidated Banking Law also governs certain financial activities performed by non-banking entities, which, in order to be allowed to deal with the public, must be enrolled in a general register kept by the Ministry of Economy and Finance. Such regulated financial activities are as follows: acquiring equity investments, granting loans in any form (including leasing activities) and performing payment or brokerage services in foreign currency. Pursuant to Law 130 of April 30, 1999, relating to securitizations, the transferring of assets to special purpose vehicles and the collection of credits and cashier services are to be considered among such regulated financial activities.

        Financial intermediaries that deal with the public may engage in the activities listed above and, subject to specific authorization, derivatives trading activities for their own accounts and placement of financial instruments, are required to observe the rules for clarity of contractual conditions set forth in the Consolidated Banking Law. Further provisions set forth requirements for the probity of the participants and for the probity and professional competence of their business representatives.

        The financial intermediaries have also to be enrolled in a special register (provided for in Section 107 of Decree N. 385 of 1993, the "Special Register") kept by the Bank of Italy, if they meet certain objective criteria, defined by the Ministry of Economy and Finance, and corresponding to the activities they perform, their size and their debt to equity ratio. These intermediaries are subject to the oversight of the Bank of Italy, which, in August 1996, issued regulations concerning various aspects of capital requirements and risk management. Financial intermediaries must also comply with the rules governing the regular and consolidated annual financial statements of banks.

Securities Market Control and Legislation

        The Italian implementing provisions (Law No. 415 of 1996, "Eurosim Law") of the European Directives on investment services (No. 93/22/EEC of May 10, 1993) and market risk capital requirements (No. 93/6/EEC of March 15, 1993), allowed banks to operate directly in regulated securities markets. Restrictions on access by foreign banks and investment firms to the Italian investment services sector have also been removed.

        In 1998, the regulations introduced by the Eurosim Law have been reorganized within the framework of the Consolidated Securities Law approved by Legislative Decree No. 58 of February 24, 1998, (the "Consolidated Securities Law").

        The Consolidated Securities Law contains rules concerning the prudential supervision applicable to intermediaries that provide investment services (including the requirement to use guarantee systems as protection against crises) and to intermediaries that offer collective investment management services (mutual funds and open-end investments companies). Other sections of the Consolidated Securities Law concern standards for organization and management of financial markets, centralized management of financial instruments, methods for soliciting investments and corporate governance of companies that have listed securities.

  Regulated Markets

        The organization and management of the regulated markets is reserved to joint stock corporations: Borsa Italiana, for instance, runs the Italian stock market, (which includes, electronic share market "telematico", Star segment, Nuovo Mercato, Mercato Ristretto, Covered Warrants Market and Premi Market), the Italian derivatives market (IDEM and MIF), the after hours market (TAH) and the Fixed Income Market (MOT and EuroMOT). All the Italian regulated markets are entered into a list kept by CONSOB. CONSOB continues to exercise supervisory control over listed companies, intermediaries and the markets, as well as the correctness and intelligibility of the information required of companies issuing listed securities and other forms of solicitation relating to securities. CONSOB is also empowered to verify compliance with the legislation regarding insider trading and to report infringements to the public prosecutors.

  Intermediaries

        Securities market participants in Italy include (subject to partially different conditions) investment firms such as SIMs, financial intermediaries the persons entered in the Special Register and banks. These intermediaries are under the control of CONSOB and the Bank of Italy, and have to observe prudential regulations governing, among other matters, the professional brokerage of and dealing in securities, underwriting, asset management, retail distribution of securities and advisory services regarding investments in securities.

  Mutual Funds

        A specific category of authorized intermediaries, SGR (società di gestione del risparmio) and SICAV (società di investimento a capitale variabile) are in charge of the marketing, promotion, organization and the ownership of mutual funds and management of SICAVs (even if established by third parties). The rules concerning the investment limits of mutual funds, with respect to single sectors or companies and overall minimum portfolio diversification, have been set by the Ministry of Economy and Finance. The reform introduced by the Consolidated Securities Law allows SGRs, supervised by the Bank of Italy for those aspects concerning financial stability and risk management policies, to operate in the sector of asset management.

  Corporate Governance

        A section of the Consolidated Securities Law is devoted to the corporate governance of listed companies. This section contains, among others, new provisions concerning both voluntary and mandatory tender offers; in particular, the disclosure of interests held by the shareholders, of interlocking interests and of shareholder agreements has been made more stringent. The board of statutory auditors has been given broader powers to examine the management of the company, and further measures to protect minority shareholders have been added. The Consolidated Securities Law introduces a special system for the voting of proxies at the shareholders' meetings of listed companies and for the solicitation and collection of such proxies; CONSOB regulations set forth methods and procedures.

        In particular, the regulations governing public offers provides for the compulsory launch of a public offer for all ordinary outstanding shares of any Italian company listed on an Italian regulated market when the shareholding exceeds a certain limit (30% of the target company's share capital). This rule applies to any purchase of shares (with certain exceptions set out in a CONSOB regulation) completed directly or through subsidiaries or acting in concert with third parties.

        The compulsory public offer for all shares may be waived when the shareholding threshold is preceded by a partial offer (at least 60% of the ordinary shares) and CONSOB approves the exemption according to certain conditions (including the approval of minority shareholders).

        In 1999, a committee, coordinated by the Chairman of Borsa Italiana (the "Committee") and composed of representatives of Italian banks, industries, insurance companies and associations of issuers and investors, prepared a code of self-regulation (the "Code"), a model of corporate governance that emphasizes the role and the responsibilities of the board of directors and ensures a balanced division of power among the executive and non-executive members of the board of directors, the auditing functions and the relation with all the shareholders.

        The importance of the Code, which is not compulsory, was immediately appreciated by the market and the board of directors of Sanpaolo IMI adopted the Code in 2000. Borsa Italiana currently requires all companies applying for listing on Telematico to submit a statement comparing their corporate governance model to the model of the Code.

        In 2002, the Committee revised the Code to reinforce the independence of the non-executive members of the board of directors, the correct handling of confidential information, the responsibility of the board of directors for the internal control system and the compliance with criteria of substantial and procedural fairness with reference to the transactions with related parties.

        In January 2003, the Italian Government approved a reform of corporate law, governing limited liability and joint-stock companies and co-operatives, which will come into force in 2004.

        The main innovations introduced by the reform with regard to companies relate to their governance. Together with the "ordinary" system, which is the current organizational structure which entails management and supervisory bodies (the board of directors or sole director and the board of statutory auditors), the new rules provide for two other models; the "single" system and the "dual" system. A company will be able to elect which corporate governance system it wants to implement.

        The following are the three models of governance which companies will be able to adopt:

  •
  the "ordinary" system is based on the shareholders' meeting, which appoints the administrative body (the board of directors or the sole director) and the supervisory body (the board of statutory auditors);

  •
  the "dual system" involves a management board which administers the company, plus a supervisory board, appointed at the shareholders' meeting. The supervisory board may be composed both of affiliates of the company and non-affiliates of the company. It must have at least three members, one of whom must be listed on the Italian auditors' register. The supervisory board is responsible for appointing and removing the members of the management board, approving the accounts and bringing any claims against the members of the management board; and

  •
  the "single system" involves a board of directors with administrative tasks, appointed at the shareholders' meeting, plus a "supervisory management board' within the board of directors itself.

C. Organizational Structure

        See "Item 4. Information on Sanpaolo IMI—Business Overview".

D. Property, Plants and Equipment

        Sanpaolo IMI owns the headquarters buildings of Sanpaolo IMI Group, located in Turin, and secondary offices located in Rome and in Bologna. In addition, Sanpaolo IMI owns or leases other properties in Italy and abroad which are used for Group operations or leased to third parties.

        Sanpaolo IMI has conducted an audit of any environmental issues that may affect the use of its assets. Full details of this analysis are expected to be published in its "Social Report" (Bilancio Sociale) which will be made available in English and Italian upon application. The Social Report considers direct environmental impact (energy consumption,,recyclable publication expenses, waste disposal, atmospheric emissions and water consumption) and indirect impact (financings of environmentally sensitive projects and ethical investment funds).

        Management believes that Sanpaolo IMI is compliant with all relevant environmental standards in Italy and abroad and pursues a policy of adherence to best international practices.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

        The following discussion is based on and should be read in conjunction with the Consolidated Financial Statements which have been prepared in accordance with Italian GAAP. Italian GAAP differs in certain significant respects from U.S. GAAP. For a summary of the significant differences between Italian GAAP and U.S. GAAP, see Note 32 to the Consolidated Financial Statements. The Consolidated Financial Statements included in this report have not been reclassified in order to comply with the format required for the consolidated statements of income and balance sheets of bank holding companies pursuant to Regulation S-X under the U.S. Securities laws, but have been presented in the same format as that used in the consolidated financial statements included in Sanpaolo IMI's annual and interim reports to shareholders prepared pursuant to Italian law.

Introduction—Presentation of Results

        In the review that follows, we discuss the unaudited reclassified consolidated statement of income for the year ended December 31, 2002, which is reconciled to the audited consolidated statement of income for the year ended December 31, 2002 (as explained in "Results of Operations" below), and compare the results for each line item with those for the year ended December 31, 2001. Following such discussion and comparison we compare the results for each line item for the year ended December 31, 2002 with the unaudited pro forma results for the year ended December 31, 2001. The preparation of the unaudited pro forma results for the year ended December 31, 2001 is discussed below under "Explanatory Notes to the 2001 Pro Forma". The key assumption of the unaudited pro forma results for the year ended December 31, 2001, and the reason for providing them, is the inclusion of the results of Cardine as if the merger with Cardine had occurred on January 1, 2001 and Cardine had been fully consolidated from that date. Management believes the pro forma results for 2001 are helpful in showing the trend underlying Sanpaolo IMI's financial results in 2002 because the pro forma results are based on a scope of consolidation that is more consistent with that of 2002.

        We also discuss the reclassified, consolidated statement of income for the year ended December 31, 2001, which is reconciled to the audited consolidated statement of income for the year ended December 31, 2001 (as explained in "Results of Operations" below), and compare the results for each line item with the unaudited pro forma results for the year ended December 31, 2000, which include the results of Banco di Napoli and the Wargny group as if these entities had been acquired on January 1, 2000 (rather than during the year) and had been fully consolidated from that date. The preparation of the unaudited pro forma results for the year ended December 31, 2000 is discussed below under "Explanatory Notes to the 2000 Pro Forma". The unaudited pro forma results included in this annual report were not required to be prepared in accordance with the requirements of article 11 of Regulation S-X, under the U.S. Securities laws, and were not prepared in accordance thereto. The unaudited pro forma results, included in this annual report, are presented in the same format used in the consolidated financial statements included in the Group's annual and interim reports to shareholders, prepared pursuant to Italian laws.

        Management believes the pro forma results for 2000 are helpful in showing the trends underlying Sanpaolo IMI's financial results in 2001 because the pro forma results are based on a scope of consolidation that is more consistent with that of 2001 than is the case for the reclassified 2000 results.

        For purposes of the tables in the discussion that follows:

  •
  the figures in the column labeled "2002" are from the reclassified, consolidated statement of income for the year ended December 31, 2002, which is reconciled to the audited consolidated statement of income for the year ended December 31, 2002 (as explained in "Results of Operations" below), and reflect full consolidation of Cardine from January 1, 2002;

  •
  the figures in the column labeled "2001" are from the audited, consolidated statement of income for the year ended December 31, 2001 which is reconciled to the audited consolidated statement of income for the year ended December 31, 2001 (as explained in "Results of Operations" below);

  •
  the figures in the column labeled "2001 Pro Forma" are from the unaudited, pro forma statement of income for the year ended December 31, 2001, and include the results of Cardine as if Cardine had been fully consolidated from January 1, 2001;

  •
  the figures in the column labeled "2000" are from the reclassified, consolidated statement of income for the year ended December 31, 2000, which is reconciled to the audited consolidated statement of income for the year ended December 31, 2000, and reflect full consolidation of Banco di Napoli from July 1, 2000 and Wargny from November 30, 2000; and

  •
  the figures in the column labeled "2000 Pro Forma" are from the unaudited, pro forma statement of income for the year ended December 31, 2000, and includes the results of Banco di Napoli and Wargny as if Banco di Napoli and Wargny had been fully consolidated from January 1, 2000.

Introduction—The Italian Economy and the Italian Banking Sector

The Euro Zone and the Italian Economy

        In 2002, economic growth in the euro zone (consisting of the 12 member states of the EU which have adopted the euro) decreased to 0.8% compared to a growth rate of 1.5% in 2001. The weak economic growth was the result of low domestic consumption, which was only partially mitigated by an increase in exports. In 2002, the average inflation rate for the euro zone was 2.2%. The low inflation rate and the deterioration in economic conditions in the euro zone led the ECB to reduce its policy rate by 50 basis points, from 3.25% to 2.75%.

        Italy's GDP grew by 0.4% in 2002, a rate below the euro zone average. The inflation rate, measured by the household consumer price index ("HCPI"), averaged 2.5% for the year. In 2002, the Italian unemployment rate fell slightly from 9.1% to 9.0%.

        Despite Italy's weak economic performance, its public deficit decreased to 2.3% of GDP in 2002 from 2.6% of GDP in 2001. Italian government debt decreased to 106.7% of GDP in 2002 from 109.5% of GDP in 2001.

The Italian Banking Sector

        Historically, the Italian banking sector has been fragmented and largely shielded from foreign competition. That situation has been changing in the last several years. The process of consolidation in the Italian banking sector continued in 2002, although at a slower pace compared to 2001.

        The aggregate amount of loans by banks in Italy increased by 5.9% in 2002 compared to 2001, primarily due to the strong growth in demand by households. Loans to companies were affected by the reduced growth in investments and financing transactions, especially in the internet and telecommunications sectors.

The Italian Equity Market

        In 2002, the capitalization of the Italian equity market fell from €592 billion (48.7% of GDP) to €458 billion (36.6% of GDP). The main Italian stock indices, MIBTEL and MIB3O, lost, respectively, 23.5% and 26% of their value compared to 2001. The finance and banking sectors underperformed the market. Average daily trading volumes of equities decreased by 4% in 2002 compared to 2001.

Asset Management

        In 2002, the asset management business—including mutual funds, portfolio management and life insurance—suffered from the instability of the stock market and the increase in financial markets' volatility. Funds managed by Italian intermediaries decreased by 9.4% to €466 billion compared to 2001. In particular, the poor performance of the major international stock markets in the second and third quarters of 2002 adversely affected the final results of equity and balanced funds. Assets under management benefited, however, from strong growth in life insurance.

Results of Operations

        N.B: The numbers to the left of the line items in the tables contained in the following sections refer to the statutory classification for the audited consolidated statement of income under Italian GAAP except for items 10.a), 10.b), 60.a), 70.a), 70.b), 90.a), 90.b), 110.a), 110.b), 120.a), 200.a) and 200.b), which reflect management's reclassification of the results of operations of the Group. Certain numbers in the tables reflect rounding used in the reclassification of the audited consolidated statement of income, and may differ slightly from the corresponding numbers in the audited consolidated statement of income.

        In 2002, the results of the Sanpaolo IMI Group were overall adversely affected by the negative market conditions, discussed above under "—Introduction—The Italian Economy and the Italian Banking Sector", which led to a general reduction in Sanpaolo IMI's net income compared to 2001.

        The Group's results for the year ended December 31, 2002, were affected by the consolidation of Cardine's results with those of Sanpaolo IMI following the merger with Cardine, which led to increases in interest income and similar revenues, net interest and other banking income, net commissions and other dealing revenues and operating income compared to the year ended December 31, 2001. The results attributable to Cardine, which for purposes of this discussion are referred to as the "Cardine Activities", accounted for:

  •
  31.6% (€1,194 million) of the interest margin of the Group;

  •
  23.4% (€1,673 million) of the Group's net interest and other banking income; and

  •
  27.9% (€659 million) of the Group's operating income.

The term "Cardine Activities" includes all results attributable to Cardine for the year ended December 31, 2002, with the sole exception of the following, none of which, individually or in the aggregate, were material:

  •
  the results of Cardine Banca, Cardine's holding company, after it was incorporated into Sanpaolo IMI from June 1, 2002. These consisted of certain costs attributable to Cardine Banca's treasury operations. These costs were not accounted for separately after Cardine Banca's incorporation into Sanpaolo IMI;

  •
  the results of two companies of the Cardine group after their incorporation into, respectively, Sanpaolo Fiduciaria S.p.A. and Sanpaolo Leasint S.p.A. from October 1, 2002. These results were not accounted for separately after the companies' incorporation into the above-mentioned Sanpaolo IMI Group companies; and

  •
  the results of Fincardine S.p.A. after December 5, 2002, the company was split into two and was incorporated into Invesp S.p.A. and Prospettive 2001 S.p.A.. These results were not accounted for separately after Fincardine S.p.A.'s incorporation into the above-mentioned Sanpaolo IMI Group companies.

        Excluding the Cardine Activities, the results of the Sanpaolo IMI Group were affected not only by the negative market conditions mentioned above, but also by:

  •
  higher provisions and adjustments to credits, risk and charges, financial assets and fixed assets, in particular to the Group's equity holdings (above all to write down the investments in Santander Central Hispano and Fiat). For a discussion of Fiat related issues, see "Item 4. Information on Sanpaolo IMI—History and Development of Sanpaolo IMI—Developments During 2002—Fiat"; and

  •
  higher provisions and adjustments to goodwill and merger and consolidation differences, primarily due to an impairment charge relating to Banca Fideuram's French subsidiary, Banque Privée Fideuram Wargny ("Fideuram Wargny").

        In the face of these negative results, Sanpaolo IMI's board of directors decided to utilize €364 million of the Group's reserves for general banking risks. This decision was also made in order to be able to utilize the full amount of a tax credit that had accrued to Sanpaolo IMI. As a result of this write-back, net income for the year ended December 31, 2002, amounted to €889 million, a decrease of 26.1% compared to the year ended December 31, 2001 (€1,203 million). Without the write-back, net income for 2002 would have been €525 million, a decrease of 56.4% compared to 2001.

        For the year ended December 31, 2002, Return on Equity ("ROE"), representing net income after minority interests as a percentage of monthly average shareholders' equity, decreased to 8.3% from 15.5% in 2001 (12.9% in 2001 Pro Forma).

Net interest income—2002 compared with 2001

        The following table compares net interest income in 2002, 2001 and 2001 pro forma.

		2002	2001	2001 Pro Forma (unaudited)
10	Interest income and similar revenues	8,693	8,016	10,451
10.a)	Dividends from equity investments under 20% of stake, treated as interest	—	4	4
10.b)	Interest margin of Banca IMI Group (1)	35	94	94
20	Interest expense and similar charges	(4,955)	(5,326)	(6,590)

	Net interest income	3,773	2,788	3,959

(1)
The reclassification refers to the net interest income of the Banca IMI group which, in the interests of greater transparency of Group results, has been reclassified under "Profits (losses) on financial transactions and dividends on shares", as it is more closely related to dealings in securities.

        Net interest income earned by the Group in 2002 amounted to €3,773 million, a 35.3% increase compared to 2001. Net interest income was affected by:

  •
  a 28.2% (€2,261 million) increase in interest income and similar revenues due to the Cardine Activities;

  •
  a 20.0% (€1,067 million) increase in interest expenses and similar charges due to the Cardine Activities;

  •
  a 19.8% (€1,584 million) decrease in interest income and similar revenues of the former Sanpaolo IMI Group (excluding the Cardine Activities); and

  •
  a 27.0% (€1,438 million) decrease in interest expenses and similar charges of the former Sanpaolo IMI Group.

        The results of the former Sanpaolo IMI Group (excluding the Cardine Activities) were adversely affected by: (i) a decrease in the contribution attributable to the difference between interest-earning assets and interest-bearing liabilities (such positive difference is referred to herein as "Fund Imbalance"). The decrease in the contribution is due to both a decrease in Fund Imbalance and to a decrease in earnings from investing such Fund Imbalance, and (ii) the general decrease in interest rates, that was only partly offset by an increase in the average balances of demand deposits and medium-and long-term loans to customers.The three-month Euribor rate fell by 39 basis points in end-period terms to 2.96% in December 2002 from 3.35% in December 2001, and by 95 basis points in average terms. The return on the ten-year Italian Treasury bonds (BTP), in average terms, showed a reduction of 14 basis points compared to 2001.

        In 2002, the average balance of interest-earning assets of the Group increased by 24.2% to €157,066 million from €126,462 million in 2001, due to an increase of 26.43% (€33,422 million) attributable to the Cardine Activities, partially offset by a decrease of 2.2% (€2,818 million) attributable to the former Sanpaolo IMI Group (excluding the Cardine Activities). The average amount of loans to customers, excluding reverse repurchase agreements, increased by 32.3% to €118,868 million in 2002 from €89,839 million in 2001, primarily due to the merger with Cardine.

        In terms of interest bearing liabilities, the average balance in 2002 increased by 24.7% to €149,287 million from €119,744 million in 2001, primarily due to the merger with Cardine (an increase of 25.1%, or €30, 056 million). The average balance of customer deposits, excluding repurchase agreements, increased by 27.2% to €66,888 million in 2002 from €52,586 million in 2001, primarily due to the merger with Cardine (an increase of 24.5%) and the growth of both short-term and medium- and long-term deposits.

        Compared to the Group's pro forma results for the year ended December 31, 2001, net interest income in 2002 decreased by 4.7%, for the same reasons discussed above with respect to the former Sanpaolo IMI Group.

        Compared to pro forma 2001, the average balance of interest-earning assets of the Group decreased by 4.8% from €164,957 million. The average amount of loans to customers, excluding repurchase agreements, increased by 2.1% from €116,462 million in pro forma 2001. In terms of interest-bearing liabilities, the average balance decreased by 3.1% from €154,079 million in pro forma 2001. There was an increase of 2.9% in the average balance of customer deposits, excluding repurchase agreements, primarily due to the growth of both short-term (+3.4%) and medium- and long-term deposits (+2.2%).

        The following table compares average interest rates in 2002, 2001 and 2001 Pro Forma.

	2002			2001			2001 Pro Forma (unaudited)
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	(in millions of €)%			(in millions of €)%			(in millions of €)%
Interest-earning assets	157,066	8,166	5.20	126,462	7,440	5.88	164,957	9,884	5.99
Loans to customers	118,868	6,732	5.66	89,839	5,721	6.37	116,462	7,628	6.55
—In €	108,197	6,362	5.88	79,444	5,214	6.56	105,737	7,095	6.71
—In foreign currency	10,671	370	3.47	10,395	507	4.88	10,725	533	4.97
Due from banks	12,120	399	3.29	15,388	654	4.25	20,497	885	4.32
—In €	11,421	386	3.38	13,417	564	4.20	18,437	788	4.27
—In foreign currency	699	13	1.86	1,971	90	4.57	2,060	97	4.71
Securities	17,351	750	4.32	14,563	743	5.10	21,326	1,049	4.92
—In €	13,022	599	4.60	10,253	507	4.94	16,806	801	4.77
—In foreign currency	4,329	151	3.49	4,310	236	5.48	4,520	248	5.49
Reverse repurchase agreements	5,992	185	3.09	2,798	126	4.50	2,798	126	4.50
—In €	5,264	173	3.29	2,201	98	4.45	2,201	98	4.45
—In foreign currency	728	12	1.65	597	28	4.69	597	28	4.69
—Other interest earning assets from Banco di Napoli	2,735	100	3.66	3,874	196	5.06	3,874	196	5.06
Non-interest earning assets(l)	50,299			45,047			50,778

Total assets	207,365	8,166		171,509	7,440		215,735	9,884

Interest-bearing liabilities	149,287	4,393	2.94	119,744	4,652	3.88	154,079	5,925	3.85
Due to customers	66,888	1,022	1.53	52,586	1,319	2.51	64,677	1,578	2.44
—In €	60,742	866	1.43	45,291	1,032	2.28	56,810	1,258	2.21
—In foreign currency	6,146	156	2.54	7,295	287	3.93	7,867	320	4.07
Securities issued	48,132	2,152	4.47	36,738	1,857	5.05	47,111	2,308	4.90
—In €	46,856	2,117	4.52	34,944	1,761	5.04	45,317	2,212	4.88
—In foreign currency	1,276	35	2.74	1,794	96	5.35	1,794	96	5.35
Due to banks	19,643	596	3.03	18,014	847	4.70	27,171	1,291	4.75
—In €	12,792	416	3.25	10,725	514	4.79	19,862	956	4.81
—In foreign currency	6,851	180	2.63	7,289	333	4.57	7,309	335	4.58
Repurchase agreements	8,671	290	3.34	7,109	313	4.40	9,597	421	4.39
—In €	8,671	290	3.34	7,109	313	4.40	9,597	421	4.39
—In foreign currency	—	—	—	—	—	—	—	—	—
Subordinated liabilities	5,953	333	5.59	5,297	316	5.97	5,523	327	5.92
—In €	5,008	290	5.79	4,281	256	5.98	4,507	267	5.92
—In foreign currency	945	43	4.55	1,016	60	5.91	1,016	60	5.91
Non interest-bearing liabilities(1)	47,343			43,997			50,962
Shareholders' equity(2)	10,735			7,768			10,694

Total liabilities and shareholder's equity	207,365	4,393		171,509	4,652		215,735	5,925

Net interest income		3,773			2,788			3,959

(1)
The figures includes Banca IMI group's average volumes, in line with the reclassification of the related interest income and expense.

(2)
Average shareholders' equity includes net income. In previous annual reports average shareholders' equity excluded net income.

        For purposes of the table above average balances have been determined based on daily figures for interest-earning assets and interest-bearing liabilities of Sanpaolo IMI, Banco di Napoli, Cardine, Banca Fideuram and Banca Opi S.p.A. ("Banca Opi") and on end of the quarter figures for all the other assets and liabilities of the Group; management believes that the average figures below present substantially the same trend as would be presented by daily averages.

Net interest income—2001 compared with 2000 Pro Forma

        The net interest income earned by the Group in 2001 amounted to €2,788 million, a 3% decrease against 2000 Pro Forma.

        The following table compares net interest income in 2001, 2000 Pro Forma and 2000.

		2001	2000 Pro Forma (unaudited)	2000
		(in millions of €)
10	Interest income and similar revenues	8,016	8,441	7,622
10.a)	Dividends from equity investments under 20% of stake, treated as interest	4	4	4
10.b)	Interest margin of Banca IMI(1)	94	69	69
20	Interest expense and similar charges	(5,326)	(5,640)	(5,123)

	Net interest income	2,788	2,874	2,572

(1)
The reclassification refers to the net interest income of the Banca IMI group which, in the interests of greater transparency of Group results, has been reclassified under "Profits (losses) on financial transactions and dividends on shares", as it is more closely related to dealings in securities.

        The decrease in net interest income earned by the Group in 2001 was also affected by the following non-recurring factors:

  •
  decrease in interest income on mortgage loans (€22 million), as a result of the application of Legislative Decree 394/2000, converted into Law no. 24 of 2001. Other than for the year ended December 31, 2001, interest income is not expected to be subject to future decreases as a result of the application of Legislative Decree 394/2000, converted into Law no. 24 of 2001;

  •
  the increase in interest expense of (€23 million), paid by Banco di Napoli on the liquid assets of the supplementary staff pension fund spun off in July. Such higher interest expenses were totally compensated by a reduction in personnel cost.

        Excluding the above mentioned factors, the decrease in Group net interest income would have been 1.4% instead of 3%. This decrease was primarily attributable to the progressive contraction in market interest rates and spreads which began towards the end of 2000 and continued throughout 2001. The 3-month Euribor rate decreased by 1.54%, from 4.88% at the end of 2000 to 3.35% at the end of 2001. The average 3-month Euribor rate for the whole of 2001 was 4.27%, 11 basis points lower than in 2000. In 2001, on average, the rate on the 10-year Buoni del Tesoro Poliennali ("BTP"), an Italian government bond, fell by 40 basis points.

        In 2001, the yield on the Group's interest-bearing assets was 5.88%, 23 basis points lower than in 2000; the cost of interest-bearing liabilities decreased by 19 basis points, from 4.07% to 3.88%. The average spread on customer deposits and loans, excluding reverse repurchase agreements, was 2.81% in 2001, compared with 2.94% in 2000.

        The average balances of the Group's interest-earning assets in 2001 decreased by 1.8% compared with 2000 Pro Forma; the average volume of customer loans, excluding reverse repurchase agreements, increased by 3.4% in 2001. On the liabilities side in 2001, there was a 1.5% decrease in the average volume of customer deposits, excluding repurchase agreements, which resulted in a 4.7% reduction in debt securities issued by the Group.

        The following table compares average interest rates in 2001, 2000 Pro Forma and 2000 Restated. The figures in the column labeled "2000 Restated" are from the unaudited, restated consolidated statement of income for the year ended December 31, 2000, and reflect consolidation of Banco di Napoli at equity.

	2001			2000 Pro Forma (unaudited)			2000 Restated (unaudited)(1)
	Average balance	Interest	Average rate	Average balance	Interest	Average rate	Average balance	Interest	Average rate
	(in millions of €)%			(in millions of €)%			(in millions of €)%
Interest-earning assets	126,462	7,440	5.88	128,801	7,874	6.11	103,817	6,230	6.00
Loans to customers	89,839	5,721	6.37	86,886	5,738	6.60	72,314	4,719	6.53
—in €	79,444	5,214	6.56	77,012	5,140	6.67	64,527	4,257	6.60
—in foreign currency	10,395	507	4.88	9,874	598	6.06	7,787	462	5.93
Due from banks	15,388	654	4.25	16,967	817	4.82	18,733	841	4.49
—in €	13,417	564	4.20	12,459	575	4.62	14,410	632	4.39
—in foreign currency	1,971	90	4.57	4,508	242	5.37	4,323	209	4.83
Securities	14,563	743	5.10	15,794	879	5.57	8,735	487	5.58
—in €	10,253	507	4.94	10,669	557	5.22	6,756	371	5.49
—in foreign currency	4,310	236	5.48	5,125	322	6.28	1,979	116	5.86
Repurchase agreements	2,798	126	4.50	4,600	213	4.63	4,036	183	4.53
—in €	2,201	98	4.45	4,015	174	4.33	3,451	144	4.17
—in foreign currency	597	28	4.69	585	39	6.67	585	39	6.67
—Other interest earning assets from Banco di Napoli	3,874	196	5.06	4,554	227	4.98	—	—	—
Non-interest earning assets(l)	45,047			44,784			35,770

Total assets	171,509	7,440		173,585	7,874		139,587	6,230

Interest-bearing liabilities	119,744	4,652	3.88	122,855	5,000	4.07	99,284	4,062	4.09
Due to customers	52,586	1,319	2.51	52,162	1,252	2.40	39,825	1,009	2.53
—in €	45,291	1,032	2.28	44,278	811	1.83	34,314	701	2.04
—in foreign currency	7,295	287	3.93	7,884	441	5.59	5,511	308	5.59
Securities issued	36,738	1,857	5.05	38,554	2,066	5.36	31,340	1,715	5.47
—in €	34,944	1,761	5.04	35,862	1,877	5.23	28,913	1,541	5.33
—in foreign currency	1,794	96	5.35	2,692	189	7.02	2,427	174	7.17
Due to banks	18,014	847	4.70	22,150	1,190	5.37	21,007	1,017	4.84
—in €	10,725	514	4.79	13,195	710	5.38	13,794	603	4.37
—in foreign currency	7,289	333	4.57	8,955	480	5.36	7,213	414	5.74
Repurchase agreements	7,109	313	4.40	6,168	240	3.89	4,394	172	3.91
—in €	7,109	313	4.40	6,126	238	3.89	4,352	170	3.91
—in foreign currency	—	—	—	42	2	4.76	42	2	4.76
Subordinated liabilities	5,297	316	5.97	3,821	252	6.60	2,718	149	5.48
—in €	4,281	256	5.98	2,739	190	6.94	2,207	116	5.26
—in foreign currency	1,016	60	5.91	1,082	62	5.73	511	33	6.46
Non interest-bearing liabilities(2)	43,997			44,083			33,146
Shareholders' equity(3)	7,246			6,647			7,157

Total liabilities and shareholder's equity	171,509	4,652		173,585	5,000		139,587	4,062

Net interest income		2,788			2,874			2,168

(1)
The figures are from the unaudited, restated consolidated statement of income for the year ended December 31, 2000, and reflect consolidation of Banco di Napoli at equity.

(2)
The figures includes Banca IMI group's average volumes, in line with the reclassification of the related interest income and expense.

(3)
Average shareholders' equity of the year excluding net income.

        For purposes of the table above average balances have been determined based on daily figures for interest-earning assets and interest-bearing liabilities of Sanpaolo IMI and Banco di Napoli and on month-end figures for Banca Fideuram, Sanpaolo IMI International, Banca IMI and IMI Bank (Lux) S.A.; and at June 30 and December 31 of each of the indicated years for all other assets and liabilities of the Group; management believes that the average figures below present substantially the same trend as would be presented by daily averages.

Net interest and other banking income—2002 compared with 2001

        The Group's net interest and other banking income in 2002 was €7,160 million, an increase of 21.8% compared to 2001.

        The increases in net interest income is explained above under "Net interest income—2002 compared with 2001".

        The increases in net commissions and other dealing revenues, in profits/(losses) on financial transactions and dividends on shares, and in profits of companies carried at equity and dividends on equity investments are explained below under "—Net commissions—2002 compared with 2001", "—Profits on financial transactions and dividends on shares—2002 compared with 2001", and "—Profits of companies carried at equity and dividends on equity investments—2002 compared with 2001", respectively.

        The following table sets forth the principal components of the Group's net interest and other banking income for 2002, 2001 and 2001 Pro Forma.

        Compared to the Group's pro forma results for the year ended December 31, 2001, net interest and other banking income decreased by 5.1% from €7,543 million.

	2002	2001	2001 Pro Forma (unaudited)
	(in millions of €)
Net interest income	3,773	2,788	3,959
Net commissions and other dealing revenues	2,809	2,608	3,056
Profits/(losses) on financial transactions and dividends on shares	286	274	300
Profits of companies carried at equity and dividends on equity investments	292	207	228

Net interest and other banking income	7,160	5,877	7,543

Net interest and other banking income—2001 compared with 2000 Pro Forma

        The Group's net interest and other banking income in 2001 was €5,877 million, a decrease of 4.7% compared with 2000 Pro Forma.

        The decrease in net interest is explained above under "Net interest income—2001 compared with 2000 Pro Forma".

        The decreases in net commissions and other dealing revenues and in profit/(losses) on financial transactions are explained below under "—Net commissions—2001 compared with 2000 Pro Forma" and "—Profits on financial transactions and dividends on shares—2001 compared with 2000 Pro Forma", respectively.

        The increase in profits of companies carried at equity and dividends on equity investments is explained below under "—Profits of companies carried at equity and dividends on equity investments—2001 compared with 2000 Pro Forma".

        The following table sets forth the principal components of the Group's net interest and other banking income for 2001, 2000 Pro Forma and 2000.

	2001	2000 Pro Forma (unaudited)	2000
	(in millions of €)
Net interest income	2,788	2,874	2,572
Net commissions and other dealing revenues	2,608	2,852	2,641
Profits on financial transactions and dividends on shares	274	296	263
Profits of companies carried at equity and dividends on equity investments	207	147	146

Net interest and other banking income	5,877	6,169	5,622

Net commissions and other dealing revenues—2002 compared with 2001

        The following table sets forth the principal components of the Group's net commission and other dealing revenues for 2002 and 2001.

		2002	2001	2001 Pro Forma (unaudited)
		(in millions of €)
40	Commission income	3,467	3,312	3,849
50	Commission expense	(671)	(714)	(803)
70.a)	Income from sale of merchant banking activities, other income from leasing activities(1)	27	17	17
110.a)	Loss from merchant banking activities, other charges on the leasing activities(2)	(14)	(7)	(7)
	Net commissions and other dealing revenues	2,809	2,608	3,056

(1)
For the years 2002, 2001 and 2001 Pro Forma, this item is made up of the following components of Item 70. "Other operating income: income from sale of merchant banking activities, other income from leasing activities.

(2)
For the years 2002, 2001, and 2001 Pro Forma, this item is made up of the sum of the following components of Item 110. "Other operating expenses": losses from sale of merchant banking activities and other charges from leasing activities, for the part, within those components, that expressly refers to commissions expenses.

        Net commissions and other dealing revenues for the year ended December 31, 2002, amounted to €2,809 million, an increase of 7.7% compared to 2001. The increase was due to an increase of 17.6%, or €460 million, in net commissions and other dealing revenues attributable to the Cardine Activities, offset in part by a decrease of 9.9%, or €259 million, attributable to the former Sanpaolo IMI Group (excluding the Cardine Activities).

        The results of the former Sanpaolo IMI Group (excluding the Cardine Activities) were affected by the generally negative trend in the performance of the financial markets, which adversely affected asset management and securities brokerage revenues. In particular, commissions from asset management, securities brokerage and advisory services decreased by 15.7% to €1,492 million in 2002 from €1,770 million in 2001. This decrease was attributable to the fall in the value of assets under management resulting from the negative performance of equity markets generally and a shift in customers' financial assets towards shorter term and lower risk investments, partly offset by a 9.1% increase in fees from deposits and current accounts.

        Commissions from asset management, securities brokerage and advisory services represented approximately 59.6% of total net commissions and other dealing revenues compared to 67.9% in 2001. The ratio of net commissions and other dealing revenues to administrative costs was 60.4% for the year ended December 31, 2002, a decrease from 72.4% in 2001. The ratio of net commissions and other dealing revenues to payroll costs decreased to 98.4% in 2002 from 117.4% in 2001.

        Compared to the Group's pro forma results for the year ended December 31, 2001, net commissions and other dealing revenues decreased by 8.1% from €3,056 million.

        Commissions from asset management, securities brokerage and advisory services decreased by 14.5% from €1,957 million in pro forma 2001. The proportion of total net commission and other dealing revenues represented by asset management commissions decreased from 52% in pro forma 2001 to 49.4% in 2002. Compared to pro forma 2001, fees from deposits and current accounts increased by 13.8% to €438 million from €385 million.

        The ratios of net commissions and other dealing revenues to, respectively, administrative costs and payroll costs were 60.4% and 98.4% in 2002 compared to 65.8% and 106.8% in 2001 Pro Forma.

Net commissions—2001 compared with 2000 Pro Forma

        The following table sets forth the principal components of the Group's net commission and other dealing revenues for 2001, and 2000 Pro Forma and 2000.

		2001	2000 Pro Forma (unaudited)	2000
		(in millions of €)
40	Commission income	3,312	3,683	3,452
50	Commission expense	(714)	(837)	(817)
70.a)	Income from sale of merchant banking activities, other income from leasing activities(1)	17	13	13
110.a)	Loss from merchant banking activities, other charges on the leasing activities(2)	(7)	(7)	(7)
	Net commissions and other dealing revenues	2,608	2,852	2,641

(1)
For the years 2001, 2000 Pro Forma and 2000 this item is made up of the following components of Item 70. "Other operating income, income from sale of merchant banking activities, other income from leasing activities.

(2)
For the years 2001, 2000 Pro Forma and 2000, this item is made up of the sum of the following components of Item 110. "Other operating expenses": losses from sale of merchant banking activities and other charges from leasing activities, for the part, within those components, that expressly refers to commissions expenses.

        Net commissions, and other dealing revenues in 2001 amounted to €2,608 million, a decline of 8.6% compared to 2000 Pro Forma. The decrease is attributable to the asset management and securities brokerage areas, primarily due to lower asset management fees resulting from the decrease in market value of assets and lower brokerage fees resulting from lower trading volumes. In 2001, commission income in the asset management and securities brokerage areas decreased by 15.4% while commissions deriving from the placement of insurance products increased by 26.7% (from €86 million in 2000 Pro Forma to €109 million in 2001).

        The decrease in net commissions and other dealing revenues was mitigated by the increase in commissions from loans and guarantees which increased from €200 million in 2001 to €233 million in 2000 Pro Forma. The increase in commissions from loans and guarantees is mainly attributable to the participation of Sanpaolo IMI in syndicated loans.

        The ratio of net commissions to administrative costs was 72.4% for the year ended December 31, 2001, a decline from 79.8% in 2000 Pro Forma. The ratio of net commissions to payroll costs also fell, from 126.4% in 2000 Pro Forma to 117.4% for the year ended December 31, 2001, but net commissions remained more than sufficient to cover payroll costs.

Profits on financial transactions and dividends on shares—2002 compared with 2001

        The following table sets forth the principal components of the Group's profits on financial transactions and dividends on shares for 2002, 2001 and 2001 Pro Forma.

		2002	2001	2001 Pro Forma (unaudited)
		(in millions of €)
30.a)	Dividends and other revenues from shares and other equities	410	263	273
60.a)	Profits (losses) on financial transactions(1)	(124)	11	27

	Profits (losses) on financial transactions & dividends on shares	286	274	300

(1)
This item is made up of the sum of the Item 60. "Profit (losses) from financial transactions" less Item 10.b) "Interest margin of Banca IMI Group", less Item 120.a) "Writedowns to securities considered as adjustments to loans".

        Profits on financial transactions and dividends on shares in 2002 were €286 million, a 4.4% increase compared to 2001. The results were positively affected by an increase from dividends and other revenues from shares and other equities, partially offset by losses on financial transactions. The dividends and other revenues from shares and other equities, as well as the losses on financial transactions, reflect the brokerage activities of the Group.

        Compared to the Group's pro forma results for the year ended December 31, 2001, profits on financial transactions and dividends on shares decreased by 4.7% to €286 million from €300 million.

Profits on financial transactions and dividends on shares—2001 compared with 2000 Pro Forma

        The following table sets forth the principal components of the Group's profits on financial transactions and dividends on shares for 2001, 2000 Pro Forma and 2000.

		2001	2000 Pro Forma (unaudited)	2000
		(in millions of €)
30.a)	Dividends and other revenues from shares and other equities	263	169	169
60.a)	Profits (losses) on financial transactions (1)	11	127	94

	Profits (losses) on financial transactions & dividends on shares	274	296	263

(1)
This item is made up of the sum of the Item 60. "Profit (losses) from financial transactions" less Item 10.b) "Interest margin of Banca IMI Group".

        Profits on financial transactions and dividends on shares in 2001 were €274 million, a 7.4% decrease compared to 2000 Pro Forma. The results were adversely affected by the difficult market conditions in general, which had a particularly negative impact on the Group's investment banking activity.

Profits of companies carried at equity and dividends on equity investments—2002 compared with 2001

        The following table sets forth the principal components of the Group's profits of companies carried at equity and dividends on equity investments for 2002, 2001 and 2001 Pro Forma.

		2002	2001	2001 Pro Forma (unaudited)
		(in millions of €)
	Dividends and other revenues on equity investments(1)	155	128	146
170.	Income (losses) from investments carried at equity	137	79	82

	Profits (losses) of companies carried at equity and dividends on equity investments	292	207	228

(1)
This item is made up of the sum of the Item 30.b) "Dividends and other revenues from equity investments" less Item 10.a) "Dividends from equity investments under 20% of stake, treated as interest" and, for 2001, reduced by €2 million (representing a reimbursement of the amount paid by Sanpaolo IMI in connection with the Cardine merger for Cardine reserves which were distributed to Cardine shareholders).

        Profits from companies carried at equity and dividends from minority shareholdings were €292 million for the year ended December 31, 2002, an increase of 41.1% compared to 2001. This item consisted of:

  •
  dividends paid by companies outside the scope of consolidation, amounting to €155 million, an increase of 21.1% compared to 2001, primarily due to the merger with Cardine. These dividends included:

  •
  €51 million distributed by Cardine Banca (relating to Sanpaolo IMI's equity stake in Cardine Banca prior to the Cardine Merger);

  •
  €36 million distributed by Santander Central Hispano;

  •
  €12 million distributed by the Bank of Italy;

  •
  €10 million distributed by CDC lxis;

  •
  €5 million distributed by Beni Stabili S.p.A.; and

  •
  €18 million from dividends on equity investments held by IMI Investimenti; as well as;

  •
  income from companies carried at equity, amounting to €137 million, an increase of 73.4% compared to 2001. This increase was attributable to the significant growth of the Group's life insurance companies, Sanpaolo Vita and Sanpaolo Life (which contributed €70 million) and banks over which the Group has a significant influence, CRF and Cassa dei Risparmi di Forli (which together contributed €26 million).

        Compared to the Group's pro forma results for the year ended December 31, 2001, profits from companies carried at equity and dividends from minority shareholdings increased by 28.1% from €228 million.

Profits of companies carried at equity and dividends on equity investments—2001 compared with 2000 Pro Forma

        The following table sets forth the principal components of the Group's profits of companies carried at equity and dividends on equity investments for 2001, 2000 Pro Forma and 2000.

		2001	2000 Pro Forma (unaudited)	2000
		(in millions of €)
	Dividends and other revenues on equity investments(1)	128	58	59
170.	Income (losses) from investments carried at equity	79	89	87

	Profits (losses) of companies carried at equity and dividends on equity investments	207	147	146

(1)
This item is made up of the sum of the Item 30.b) "Dividends and other revenues from equity investments" less Item 10.a) "Dividends from equity investments under 20% of stake, treated as interest" and for 2001, reduced by €2 million (representing a reimbursement of the amount paid by Sanpaolo IMI in connection with the Cardine merger for Cardine reserves which were distributed to Cardine shareholders).

        Profits from companies carried at equity and dividends on minority shareholdings were €207 million for the year ended December 31, 2001, an increase of 40.8% compared to 2000 Pro Forma. This item consisted of the following:

  •
  in 2001, the dividends paid by companies outside of the scope of consolidation of the Group were €128 million, an increase of 120.7% compared to 2000 Pro Forma. These dividends include €38 million distributed by Santander Central Hispano, €27 million from the Group's 10.8% interest in Cardine and €25 million from the investments held by NHS; and

  •
  income from companies valued at equity which were €79 million in 2001, a decrease of 11.2% compared to 2000 Pro Forma. The trend was partially offset by the significant growth achieved by Wealth Management insurance companies, Sanpaolo Vita and Sanpaolo Life, which, in 2001, contributed €55 million, compared with €27 million in 2000 Pro Forma.

Operating expenses—2002 compared with 2001

        The following table sets forth the principal components of the Group's operating expenses for 2002, 2001 and 2001 Pro Forma.

		2002	2001	2001 Pro Forma (unaudited)
		(in millions of €)
80.	Administrative costs
80.	a) payroll	(2,856)	(2,221)	(2,862)
80.	b) other	(1,792)	(1,379)	(1,785)
	other administrative costs	(1,528)	(1,180)	(1,519)
	other indirect taxes	(264)	(199)	(266)

	Total administrative costs	(4,648)	(3,600)	(4,647)
70.	b) other operating income(1)	395	263	402
110.	b) other operating expenses(2)	(37)	(29)	(49)
90.	b) Adjustments to intangible and tangible fixed assets(3)	(510)	(393)	(479)

	Operating expenses	(4,800)	(3,759)	(4,773)

(1)
This item is made up of the sum of Item 70. "Other operating income" less Item 70.a) "income from sale of merchant banking activities, other income from leasing activities".

(2)
This item is made up of the sum of Item 110. "Other operating expenses" less Item 110.a) "Loss from merchant banking activities, other charges from leasing activities".

(3)
This item is made up of the sum of Item 90. "Adjustments to intangible and tangible fixed assets" less Item 90.a) "Adjustments to goodwill, merger and consolidation differences" less Item 200.a) "Adjustments to intangible fixed assets".

        Operating expenses for the year ended December 31, 2002 were €4,800 million, an increase of 27.7% compared to 2001, primarily due to the consolidation of Cardine's operating expenses as a result of the merger with Cardine (€1,014 million).

        Payroll costs in 2002 increased by 28.6% to €2,856 million from €2,221 million in 2001. This increase was due primarily to Cardine Activities (€633 million).

        Payroll costs for the former Sanpaolo IMI Group (excluding the Cardine Activities) remained substantially stable. This result was obtained despite contractual pay increases resulting from the renewal of the national collective labor agreement governing the Italian banking sector, owing to a reduction in the number of employees of the Parent Bank, including the former Banco di Napoli (which was merged into it on December 31, 2002).

        Other administrative costs in 2002 increased by 29.5% to €1,528 million from €1,180 million in 2001, primarily due to the Cardine Activities (€344 million). The remainder related primarily to the rationalization of the Group's corporate structure, the development and promotion of new products and certain non-recurring costs incurred in early 2002 as a result of the introduction of euro notes and coins.

        Depreciation and amortization of tangible and intangible fixed assets in 2002 amounted to €510 million, a 29.8% increase from €393 million in 2001. This increase was due to the Cardine Activities (€81 million), capital investments made to strengthen and specialize the Group's commercial network, and capital investments to improve and integrate the Group's information technology systems.

        Compared to the Group's pro forma results for the year ended December 31, 2001, operating expenses increased by only 0.6% from €4,773 million.

        Payroll costs in 2002 compared to pro forma 2001 decreased slightly from €2,862 million. Other administrative costs were almost unchanged from €1,519 million in pro forma 2001. Overall, total administrative costs compared to pro forma 2001 remained virtually unchanged (€4,648 million compared to €4,647 million), evidence of the Group's success in maintaining strict control over its administrative costs despite the impact of integration and restructuring costs resulting from the Group's expansion in recent years.

Operating expenses—2001 compared with 2000 Pro Forma

        The following table sets forth the principal components of the Group's operating expenses for 2001, 2000 Pro Forma and 2000.

		2001	2000 Pro Forma (unaudited)	2000
		(in millions of €)
80.	Administrative costs
80.	a) payroll	(2,221)	(2,256)	(1,929)
80.	b)other	(1,379)	(1,316)	(1,147)
	other administrative costs	(1,180)	(1,109)	(958)
	other indirect taxes	(199)	(207)	(189)

	Total administrative costs	(3,600)	(3,572)	(3,076)
70.	b) other operating income(1)	263	278	237
110.	b) other operating expenses(2)	(29)	(31)	(24)
90.	b) Adjustments to intangible and tangible fixed assets(3)	(393)	(330)	(299)

	Operating expenses	(3,759)	(3,655)	(3,162)

(1)
This item is made up of the sum of Item 70. "Other operating income" less Item 70.a) "income from sale of merchant banking activities, other income from leasing activities".

(2)
This item is made up of the sum of Item 110. "Other operating expenses" less Item 110.a) "Loss from merchant banking activities, other charges from leasing activities".

(3)
This item is made up of the sum of Item 90. "Adjustments to intangible and tangible fixed assets" less Item 90.a) "Adjustments to goodwill, merger and consolidation differences".

        Payroll costs for the year ended December 31, 2001, declined by 1.6% to €2,221 million compared to 2000 Pro Forma. This resulted from the savings achieved by Banco di Napoli following staff reductions and the effects of spinning off the supplementary staff pension fund, as well as from a more flexible approach to remuneration which made it possible to restrict the variable part of the payroll, in line with the decline in the Group's revenues.

        Other administrative costs, however, increased by 6.4% compared to 2000 Pro Forma, totaling €1,180 million for the year ended December 31, 2001. This increase is primarily attributable to certain non-recurring charges incurred by the Group in the latter part of the year in connection with the development of information technology systems, the Cardine Merger and the completion of preparations for the physical introduction of the euro notes and coins. The non-recurring charges incurred in connection with the Cardine Merger consist primarily of items such as legal and consulting fees.

        Depreciation and amortization of tangible and intangible fixed assets in 2001 amounted to €393 million, an increase compared to 2000 Pro Forma of 19.1%, this increase was mainly the result of the higher capital investments made to strengthen the Group's distribution channels in the second half of 2000.

        Net value adjustments and provisions for loan losses and equity in earnings of unconsolidated subsidiaries and adjustments to goodwill, merger and consolidation differences—2002 compared with 2001

        The following table sets forth the principal components of the Group's net value adjustments and provisions for loan losses and equity in the earnings of unconsolidated subsidiaries, as well as adjustments to goodwill, merger and consolidation differences, in 2002, 2001 and 2001 Pro Forma.

		2002	2001	2001 Pro Forma (unaudited)
		(in millions of €)
100	Provisions for risks and charges	(261)	(136)	(214)
120.	Adjustments to loans and provisions for guarantees and commitments	(889)	(635)	(891)
120.a)	Writedowns to securities considered as adjustments to loans	(8)	—	—
130	Writebacks of adjustment to loans and provisions for guarantees and commitments	320	278	374
140	Provisions to the reserve for possible loan losses	(27)	(11)	(23)

	Adjustments to loans and provisions for guarantees and commitments, net	(604)	(368)	(540)
150	Adjustment to financial fixed assets	(569)	(235)	(255)
160	Writebacks of adjustment to financial fixed assets	8	2	2

	Adjustment to financial fixed assets, net	(561)	(233)	(253)

	Net value adjustment and provision for loan losses and equity in earnings of unconsolidated subsidiaries	(1,426)	(737)	(1,007)
90.a)	Adjustments to goodwill, merger and consolidation differences(1)	(212)	(150)	(172)

(1)
This item refers to certain components of Item 90. "Adjustments to intangible and tangible fixed assets": amortization of goodwill arising on application of equity method, amortization of merger differences, amortization of goodwill and amortization of goodwill arising on consolidation.

        Provisions for risks and charges and net adjustments to loans and financial fixed assets for the year ended December 31, 2002, amounted to €1,426 million, a 93.5% increase from €737 million in 2001. This increase was due in part to the consolidation of Cardine's results (€291 million) with those of Sanpaolo IMI as a result of the merger with Cardine, but also to the adverse impact of the weak economy on the Group's general credit risk profile, specific loans and the value of certain equity investments.

        The main components of the €1,426 million total were as follows:

  •
  €261 million of provisions for risks and charges, an increase of 91.9% from €136 million in 2001. This increase was due to higher potential charges. Of the total:

  •
  €68 million relates to risks in connection with the sale and distribution of financial products;

  •
  €58 million relates to claims made against the Group in legal and bankruptcy proceedings;

    •
    €40 million relates to potential losses arising from the renegotiation of subsidized home mortgage loans (see: "Item 8. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings");

    •
    €95 million relates to personnel and potential liabilities, which includes the provisions made by Sanpaolo IMI, on the basis of an independent actuarial report, in order to cover deficits of an independent supplementary pension fund, an entity which supplements Sanpaolo IMI's compulsory pension fund, as well as accruals for other welfare and social contributions and other provisions made on a mathematical/actuarial basis to cover bonuses and other amounts payable to employees;

  •
  €604 million of net adjustments to loans and provisions for guarantees and commitments, which are reserves against the Group's loan and guarantee portfolio net of write-backs, an increase of 64.1% from €368 million in 2001. This increase was due to the Cardine Activities (€265 million) as well as adjustments to the estimated realizable value of specific accounts included in doubtful loans and an increase in the coverage of the inherent risk of the performing loans and guarantees portfolio. With respect to the reserves against performing loans, based on the Group's credit risk management portfolio model, the level of allowances for possible loan losses, the uncertain state of the economy and the general quality of the credit portfolio, the reserves were increased to €1,064 million at December 31, 2002, compared to €700 million at the end of the prior year. This resulted in an increase in the coverage of the performing loan portfolio by reserves to 0.90% from 0.75% at the end of 2001;

  •
  €561 million of net adjustments to financial fixed assets, an increase of 140.8% from €233 million in 2001. The increase was primarily attributable to the write-down of the Group's equity investments in Santander Central Hispano and Fiat. With respect to Santander Central Hispano, the write-down amounted to €399 million and reflected a valuation of the Group's stake at €6.5 per share, the average price of Santander Central Hispano's ordinary shares in the second half of 2002. With respect to Fiat, the write-down amounted to €82 million and reflected a valuation of the Group's stake at €8.7 per share, the average price of Fiat's ordinary shares in December 2002.

        Amortization of goodwill and positive differences arising on consolidation and on application of the equity method amounted to €212 million in 2002, a 41.3% increase from €150 million in 2001. The increase is primarily due to the extraordinary adjustment to goodwill relating to Banca Fideuram's French subsidiary, Fideuram Wargny, for a total of €45 million, to reflect the negative performance of financial markets and a more prudent valuation of Fideuram Wargny's financial prospects.

        Compared to the Group's pro forma results for the year ended December 31, 2001, provisions for risks and charges and net adjustments to loans and financial fixed assets increased by 41.6% from €1,007 million; and amortization of goodwill and positive differences arising on consolidation and on application of the equity method increased by 23.3% from €172 million.

  Net value adjustments and provisions for loan losses and equity in earnings of unconsolidated subsidiaries and adjustments to goodwill, merger and consolidation differences—2001 compared with 2000 Pro Forma

        The following table sets forth the principal components of the Group's net value adjustments and provisions for loan losses and equity in the earnings of unconsolidated subsidiaries, as well as adjustments to goodwill, merger and consolidation differences, for 2001, 2000 Pro Forma and 2000.

		2001	2000 Pro Forma (unaudited)	2000
		(in millions of €)
100	Provisions for risks and charges	(136)	(346)	(323)
120	Adjustments to loans and provisions for guarantees and commitments	(636)	(693)	(647)
130	Writebacks of adjustment to loans and provisions for guarantees and commitments	278	429	417
140	Provisions to the reserve for possible loan losses	(11)	(8)	(8)

	Adjustments to loans and provisions for guarantees and commitments, net	(368)	(272)	(238)
150	Adjustment to financial fixed assets	(235)	(36)	(35)
160	Writebacks of adjustment to financial fixed assets	2	15	15

	Adjustment to financial fixed assets, net	(233)	(21)	(20)

	Net value adjustment and provision for loan losses and equity in earnings of unconsolidated subsidiaries	(737)	(639)	(581)
90.a)	Adjustments to goodwill, merger and consolidation differences(1)	(150)	(176)	(90)

(1)
This item refers to certain components of Item 90. "Adjustments to intangible and tangible fixed assets": amortization of goodwill arising on application of equity method, amortization of merger differences, amortization of goodwill and amortization of goodwill arising on consolidation.

        Provisions for risks and charges and net adjustments to loans and financial fixed assets for the year ended December 31, 2001 amounted to €737 million, a 15.3% increase compared to €639 million in 2000 Pro Forma.

        The adjustments made in 2001 reflect the higher general provisions for lending risks that were made for prudential reasons. These provisions increased to €368 million from €272 million in 2000 Pro Forma, as a result of the deterioration in general economic conditions, and were designed to:

  •
  cover the write-down to market value of specific positions with borrowers such as Enron (€52 million) which raised the coverage of the unsecured portion of the non-performing loan portfolio to 70%; and

  •
  increase by 24.9% the net provisions for the inherent risk associated with performing loans. At December 31, 2001, the general adjustments to cover the risk inherent in performing loans amounted to approximately €700 million, providing coverage of the performing loan portfolio of 0.75%.

        Adjustments to financial fixed assets in 2001 were €235 million, an increase of 553% compared to €36 million in 2000 Pro Forma. These adjustments reflected primarily the write-down of the Group's equity investments; the largest adjustments related to holdings in Santander Central Hispano (€80 million), Fiat (€72 million), Olivetti S.p.A. (€19 million) and Hutchinson 3G S.p.A. (€19 million).

        Amortization of goodwill and positive differences arising on consolidation and on application of the equity method amounted to €150 million, a decrease of 14.8% compared to 2000 Pro Forma.

  Net extraordinary income—2002 compared with 2001

        The following table sets forth the principal components of the Group's extraordinary income for 2002, 2001 and 2001 Pro Forma:

		2002	2001	2001 Pro Forma (unaudited)
		(in millions of €)
190.	Extraordinary income	575	660	702
200.b)	Reclassified extraordinary expenses(1)	(279)	(269)	(288)

	Net extraordinary income	296	391	414

(1)
For the year 2002, this Item refers to the sum of Item 200 "Extraordinary expenses" plus Item 200.a) "Adjustments to intangible fixed assets".

        Net extraordinary income for the year ended December 31, 2002 was €296 million, a decrease of 24.3% from €391 million in 2001.

        Net extraordinary income in 2002 included:

  •
  €149 million in capital gains from the sale of various equity stakes, including €62 million from the sale of an 8.6% stake in Cardine to Compagnia di San Paolo and minority shareholders of IMI Investimenti, €24 million from the sale of a stake in Monte Titoli (the Italian clearance and settlement system), €15 million from the sale of a stake in Banca Fideuram, €12 million from the sale of a stake in Euronext Paris, €7 million from the sale of a stake in ENI, €6 million from the sale of a stake in Cedel International S.A., and €7 million from the sale of stake in Finor D.O.O.; and

  •
  €147 million from the use of reserves considered to be in excess on the basis of the most recent actuarial estimates, real estate proceeds and sales, tax reimbursements and other minor contingent assets.

        An extraordinary expense of €96 million was incurred in connection with the sale of derivative products related to the sale of the Group's equity stake in Banca Agricola Mantovana.

  Net extraordinary income—2001 compared with 2000 Pro Forma

        The following table sets forth the principal components of the Group's extraordinary income for 2001, 2000 Pro Forma and 2000:

		2001	2000 Restated (unaudited)	2000
		(in millions of €)
190.	Extraordinary income	660	470	451
200.	Extraordinary expenses	(269)	(68)	(55)

	Net extraordinary income	391	402	396

        Net extraordinary income for the year ended December 31, 2001 was €391 million, a 2.7% decline compared to €402 million in 2000 Pro Forma. Extraordinary income for 2001 included:

  •
  €228 million in capital gains realized by NHS from the sale of its 6.2% stake in Montedison;

  •
  €50 million in capital gains realized on the sale of a 10.7% stake in Beni Stabili; and

  •
  €30 million in capital gains realized by Sanpaolo IMI on the sale of its own Shares to Fondazione Carivenezia as part of the acquisition of a 10.8% stake in Banca Cardine.

        Extraordinary expenses included €114 million in provisions made by Banco di Napoli for risks and charges that could arise in connection with its supplementary staff pensions and €31 million of severance bonus incentives for voluntary redundancies. For further details concerning the €114 million Banco di Napoli provision.

  Minority interest in income of consolidated subsidiaries—2002 compared with 2001

        The following table sets forth the minority interest in income of consolidated subsidiaries for 2002 and 2001:

		2002	2001	2001 Pro Forma (unaudited)
		(in millions of €)
250.	Minority interests	(43)	(101)	(106)

        Minority interests related to consolidated subsidiaries were €43 million in 2002 compared to €101 million in 2001, primarily due to the lower net income attributable to minority shareholders and the purchase of Banco di Napoli savings shares.

  Minority interest in income of consolidated subsidiaries—2001 compared with 2000 Pro Forma

        The following table sets forth the minority interest in income of consolidated subsidiaries for 2001, 2000 Pro Forma and 2000:

		2001	2000 Pro Forma (unaudited)	2000
		(in millions of €)
250.	Minority interests	(101)	(102)	(94)

        Minority interests related to consolidated subsidiaries were €101 million in 2001 compared to €102 million in 2000 Pro Forma, primarily due to the stability of net income attributable to minority shareholders of NHS and Banca Fideuram.

  Income taxes—2002 compared with 2001

        The following table sets forth the principal components of the Group's income taxes for 2002 and 2001:

		2002	2001	2001 Pro Forma (unaudited)
		(in millions of €)
240.	Income taxes	(450)	(318)	(517)

        For the year ended December 31, 2002, the Group's effective tax rate was 44.2%, a significant increase compared to the effective rate of 19.6% in 2001. The effective rate in 2001 had benefited from:

  •
  the recovery of carry-forward tax losses of subsidiaries for which the related deferred tax assets had not previously been booked because of the absence of a stable recovery in profit capacity; and

  •
  non-recurring tax savings related to the rationalization of the structure of the Group in Italy and abroad.

        Consequently, management believes that the 2001 tax rate of Sanpaolo IMI was lower than normal, and that the 2002 tax rate reflects a normal level of taxation in Italy.

  Income taxes—2001 compared with 2000 Pro Forma

        The following table sets forth the principal components of the Group's income taxes for 2001, 2000 Pro Forma and 2000:

		2001	2000 Pro Forma (unaudited)	2000
		(in millions of €)
240.	Income taxes	(318)	(770)	(785)

        Income taxes have been calculated in accordance with Italian tax legislation. See Note 18 to the Consolidated Financial Statements.

        The Group's effective tax rate for the year ended December 31, 2001 was 19.6%, a significant decrease compared to the effective rate of 36.6% Pro Forma in 2000. This was largely due to:

  •
  the recovery of carry-forward tax losses of subsidiaries for which the related deferred tax assets had not previously been booked because of the absence of a stable recovery in profit capacity; and

  •
  non-recurring tax savings related to the rationalization of the structure of the Group in Italy and abroad.

        In line with past practice, the calculation of the taxes for the year ended December 31, 2001, disregarded the tax benefits granted by the Ciampi Law for the merger of San Paolo and IMI and for the acquisition of Banco di Napoli. Such benefits were disregarded because of the EU ruling that considered Ciampi Law, as state aid in violation of applicable EU regulations.

  Net Income—2002 compared with 2001

        The following table sets forth the Group's net income for 2002 and 2001:

	2002	2001	2001 Pro Forma (unaudited)
	(in millions of €)
Net Income	889	1,203	1,376

        In 2002 Sanpaolo IMI's board of directors decided to utilize €364 million of the Group's reserves for general banking risks. This decision was also made to take full advantage of a tax credit that had accrued to Sanpaolo IMI. As a result of this write-back, net income for the year ended December 31, 2002, amounted to €889 million, a decrease of 26.1% compared to the year ended December 31, 2001. Without the write-back, net income for 2002 would have been €525 million, a decrease of 56.4% compared to 2001.

  Net Income—2001 compared with 2000 Pro Forma

        The following table sets forth the Group's net income for 2001, 2000 Pro Forma and 2000:

	2001	2000 Pro Forma (unaudited)	2000
	(in millions of €)
Net Income	1,203	1,231	1,292

        Net income was €1,203 million in 2001 compared to €1,231 million in 2000 Pro Forma, a decrease of 2.3%. The decrease was due to the individual factors described above.

Significant Reconciling Differences Between Italian GAAP and U.S. GAAP

        The Consolidated Financial Statements of the Group are prepared in accordance with Italian GAAP which varies in certain significant respects to U.S. GAAP.

        While under Italian GAAP the Group recorded net income of €889 million, €1,203 million and €1,292 million for the years ended December 31, 2002, 2001 and 2000, respectively, under U.S. GAAP the Group recorded a net loss of €1,120 million for the year ended December 31, 2002 and net income of €571 million and €1,003 million for the years ended December 31, 2001 and 2000, respectively. This section discusses the significant reconciling differences between Italian GAAP and U.S. GAAP which had a material effect on the U.S. GAAP reconciliation of the Group. For other significant reconciling differences see Note 32 to the Consolidated Financial Statements.

  Business combinations

        Under Italian GAAP, business combinations involving the exchange of stock are usually accounted for using a method similar to the "pooling of interest" method as applied under U.S. GAAP. The difference between the "pooling of interest" method, as applied by Italian GAAP, and the "pooling of interests" method as it used to be recognized under U.S. GAAP, is that under Italian GAAP the consolidation of the merged entity is accounted for at the beginning of the year in which the business combination occurred. Under U.S. GAAP, business combinations are accounted for using the purchase method. The different methods lead to a different valuation of the acquired assets and liabilities, and to different amounts of goodwill and other intangible and tangible assets being recognized. The differences are as follows:

  •
  Amortization of goodwill:  Effective January 1, 2002, following the implementation of FAS 142, goodwill and intangible assets with an indefinite life can no longer be amortized under U.S. GAAP. Under U.S. GAAP, the reversal of the amount amortized under Italian GAAP resulted in an adjustment to net income of €198 million for the year ended December 31, 2002. The requirement to amortize goodwill under U.S. GAAP for previous years, resulted in an adjustment to net income of €(297) million and €(215) million for the years ended December 31, 2001 and 2000, respectively.

  •
  Impairment of goodwill:  The application of the purchase method under U.S. GAAP results in the recognition of goodwill that should be evaluated at least annually for impairment. See "Item 5.—Significant Accounting Policies—Goodwill" for an explanation of how the impairment is identified and measured. Under U.S. GAAP, the total impairment charge to income in 2002 was €(982) million, of which €(970) million related to the Cardine Merger. No such charge arose in the years ended December 31, 2001 and 2000.

  •
  Purchase price allocation:  The application of the purchase method under U.S. GAAP results in the allocation of the purchase price to the assets and liabilities of the acquired company. The application of the "pooling of interests" method under Italian GAAP allows for the assets and the liabilities of the acquired company to be accounted for at cost. Amortization of these fair value adjustments results in an adjustment to net income of €(549) million, €(440) million and €(87) million for the years ended December 31, 2002, 2001 and 2000, respectively.

  •
  Reversal of results prior to acquisition date:  Under U.S. GAAP, business combinations are consolidated at the date of acquisition. Under Italian GAAP, business combinations are consolidated at the beginning of the year in which the acquisition occurred and the "pooling of interest" method was applied. The adjustment to net income of €(155) million for the year ended December 31, 2002 relates to a reversal of the net income of the period prior to the U.S. GAAP acquisition date of Cardine. No business combinations requiring similar adjustments occurred in the years ended December 31, 2001 and 2000.

  Allowance for general banking reserve

        Under Italian GAAP, the Group maintains a reserve to cover general business risks that forms part of shareholders' equity in compliance with international supervisory standards and Bank of Italy instructions. Changes to this reserve are reflected in the income statement. Net income for 2002 includes a credit of €364 million in relation to the release of the reserve to cover the negative impact on net income of devaluing certain listed equity investments and also to take full advantage of a tax credit that would have expired. Under U.S. GAAP, general provisions for potential losses are not allowed and, consequently, the entire amount of the reserve recorded for the year was subject to a reverse entry. Under U.S. GAAP, the adjustment to net income was €1 million and €(2) million for the years ended December 31, 2001 and 2000, respectively.

  Employee termination cost

        Under Italian GAAP certain voluntary employees termination costs are recorded on the basis of the estimated potential liability the company will incur. Under U.S. GAAP the expenses related to voluntary termination plans are recorded when the employees accept the offer. The timing difference in recognition of provisions has resulted in an adjustment to net income of €(74) million for the year ended December 31, 2002 reflecting recognition of the costs of these plans at a later time under U.S. GAAP. The adjustment to net income was €(77) million for the year ended December 31, 2001. There was no adjustment for the year ended December 31, 2000.

  Deferred acquisition costs and Actuarial reserves

        Under Italian GAAP, acquisition costs for new life insurance contracts are expensed as incurred by the Group's life insurance companies, whereas under U.S. GAAP are deferred and amortized over the useful life of the contracts. Furthermore, there are differences in the calculation of the unearned revenue liability and expense reserve adjustments. These differences resulted in an adjustment to net income of €(123) million, €(55) million and €(21) million for the years ended December 31, 2002, 2001 and 2000, respectively.

  Taxes

        The tax effects of certain applicable reconciliation items described above are included in the total difference in income taxes between Italian GAAP and U.S. GAAP. The tax effects of the individual items are calculated by multiplying the relevant reconciliation items by the effective tax rates of the tax jurisdictions in which the entities with the reconciling items reside. These tax effects will reverse in future years as the related reconciliation items reverse the impact on net income as described in previous paragraphs.

Explanatory Notes to the 2001 Pro Forma

        The 2001 Pro Forma assumes the consolidation of the Cardine group from January 1, 2001. The 2001 Pro Forma also assumes the proportional consolidation of Banka Koper from January 1, 2001.

The proportional consolidation of Banka Koper was first reflected in the Group's consolidated financial statements from March 31, 2001.

        The preparation of the 2001 Pro Forma is based on the consolidated 2001 financial statements of the Sanpaolo IMI Group, which is reconciled to the audited consolidated 2001 financial statements (column "a" of the following tables) and of the Cardine group (column "b" of the following tables).

        The figures of the Cardine group for the first three quarters of 2001 have been adjusted in accordance with criteria which are consistent with those used by the Sanpaolo IMI Group for the year-end financial statements with regard to the effects of the Ciampi Law. See "Item 4.—Business Overview—Italian Banking Regulations—Overview". Taxes have been restated without taking account of the incentive provided by the Ciampi Law and further provisions have been made to neutralize the prior benefits provided by the Ciampi Law. Furthermore, the figures for the Cardine group have been adjusted to take into account the elimination of the extraordinary component, net of the related tax effect, as a result of the change of valuation principles of the securities trading portfolio made in 2001 and attributable on an accrual basis to 2000.

        To prepare the 2001 Pro Forma, the following adjustments were made:

  •
  the purchase in 2002 by Sanpaolo IMI of 30,933,406 own Shares (column "c" of the following tables), to reach the number of Shares required to be exchanged for Cardine shares in connection with the Cardine Merger was assumed to have been made in 2001. The cost of such acquisition of own Shares by Sanpaolo IMI was allocated to borrowings, with the related economic effects booked accordingly;

  •
  the column showing the effects of the Cardine Merger (column "d" of the following tables) assumes that the Sanpaolo IMI shareholding in Cardine and its related book value were cancelled upon effectiveness of the Cardine Merger. This cancellation was made on a reverse entry to the corresponding portion of the net shareholders' equity of Cardine. Cardine's net shareholders' equity was reduced accordingly. The goodwill has been allocated to "equity investments", thus generating a positive difference on consolidation whose related amortization is reflected in the statement of income;

  •
  the column showing other adjustments (column "e" of the following tables) eliminates the receivables and payables between Sanpaolo IMI Group and the Cardine group and the effects of the adoption by Cardine of the accounting policies of Sanpaolo IMI, reflecting:

  •
  the determination by the Cardine group of the actualization reserve for doubtful loans and latent capital losses on the investment portfolio which, net of related tax effects, have been allocated to adjust equity at consolidation;

  •
  the difference between the amount of goodwill arising from consolidation differences amortized in the Group's consolidated financial statements by Cardine Banca as shown in the consolidated financial statements of Cardine Banca prior to the Cardine Merger and the amount of goodwill arising from consolidation differences that would have been amortized by the Group in the Group's financial statements had the Cardine Merger become effective on January 1, 2001;

  •
  the contribution as of January 1, 2001 of the proportional consolidation of Banka Koper which, in the audited financial statements was made as of January 1, 2002 (column "f" of the following tables).

2001 Pro Forma: Statement of reclassified consolidated statement of income for the year ended December 31, 2002 (unaudited)

	Sanpaolo IMI Group (a)	Cardine group (b)		Sanpaolo IMI acquisition of own Shares (c)		Effects of the Cardine Merger (d)		Other adjustments (e)		Banka Koper pro forma contribution (f)	Sanpaolo IMI Group 2001 Pro Forma (unaudited) (g)=(a+b+c+d+e+f)
	(in millions of €)
Net interest income	2,788	1,186		(22	)(3)	—		—		7	3,959
Net commissions and other net dealing revenues	2,608	439		—		—		—		9	3,056
Profits and losses from financial transactions and dividends on shares	274	25		—		—		—		1	300
Profits from companies carried at equity and dividends from shareholdings	207	21		—		—		—		—	228
Net interest and other banking income	5,877	1,671		(22)		—		—		17	7,543
Administrative costs	(3,600)	(1,029)		—		—		—		(18)	(4,647)
—personnel	(2,221)	(630)		—		—		—		(11)	(2,862)
—other administrative costs	(1,180)	(332)		—		—		—		(7)	(1,519)
—indirect duties and taxes	(199)	(67)		—		—		—		—	(266)
Other operating income, net	234	107		—		—		—		12	353
Adjustments to tangible and intangible fixed assets	(393)	(83)		—		—		—		(3)	(479)
Operating income	2,118	666		(22)		—		—		8	2,770
Adjustments to goodwill and merger and consolidation differences	(150)	(28)		—		(4	)(4)	18	(5)	(8)	(172)
Provisions and net adjustments to loans and financial fixed assets	(737)	(263)		—		—		—		(7)	(1,007)
Income before extraordinary items	1,231	375		(22)		(4)		18		(7)	1,591
Net extraordinary income	392	22	(1)	—		—		—		—	414
Income before taxes	1,623	397		(22)		(4)		18		(7)	2,005
Income taxes for the period	(318)	(209	)(2)	9	(3)	—		—		1	(517)
Change in reserve for general banking risks	(1)	(5)		—		—		—		—	(6)
Income attributable to minority interests	(101)	(5)		—		—		—		—	(106)
Net income	1,203	178		(13)		(4)		18		(6)	1,376

(1)
This item has been reduced to reflect the reversal of the extraordinary component due to the change in valuation principles of securities dealing attributable to the preceding year (€12 million).

(2)
This item has been reduced to reflect the tax effect (€5 million) related to note (1).

(3)
Reflects the cost of the funding needed to finance the purchase of Sanpaolo IMI's own Shares to reach the number of own Shares used in the exchange for Cardine shares in connection with the Cardine Merger and the related tax effect.

(4)
Reflects the amortization of the value of Cardine shares held by the Sanpaolo IMI Group before the Cardine Merger discounted for the corresponding net equity of Cardine merger deficit.

(5)
Relates to the difference between the amount of goodwill arising from consolidation differences amortized in the Group's consolidated financial statements by Cardine Banca as shown in the consolidated financial statements of Cardine Banca prior to the Cardine Merger and the amount of goodwill arising from consolidation differences that would have been amortized by the Group in the Group's financial statements had the Cardine Merger become effective on January 1, 2001.

2001 Pro Forma: Statement of reclassified consolidated balance sheet as of December 31, 2001 (unaudited)

	Sanpaolo IMI Group (a)	Cardine group (b)	Sanpaolo IMI acquisition of own Shares (c)	Proper merger effects (d)		Other adjustments (e)		Banka Koper pro forma contribution (f)	Sanpaolo IMI Group pro forma (unaudited) (g)=(a+b+c+d+e+f)
	(in millions of €)
Assets
Cash and deposits with central banks and post offices	818	331	—	—		—		23	1,172
Loans	118,627	32,686	—	—		(397)		430	151,346
—due from banks	21,571	5,053	—	—		(282	)(2)	94	26,436
—loans to customers	97,056	27,633	—	—		(115	)(2)(3)	336	124,910
Dealing securities	18,819	5,561	—	—		—		177	24,557
Fixed assets	10,098	1,932	—	(105)		(36)		—	11,889
—investment securities	3,308	714	—	—		(36	)(4)	—	3,986
—equity investments	4,697	327	—	(105	)(1)	—		(21)	4,898
—intangible fixed assets	367	75	—	—		—		2	444
—tangible fixed assets	1,726	816	—	—		—		19	2,561
Differences arising on consolidation and on application of the equity method	1,053	212	—	38	(1)	(132	)(5)	72	1,243
Other assets	20,776	2,334	—	—		48	(3)(4)	62	23,220

Total assets	170,191	43,056	—	(67)		(517)		764	213,427

Liabilities
Payables	134,706	35,717	445	—		(303)		720	171,285
—due to banks	27,922	8,834	—	—		(303	)(2)	29	36,482
—due to customers and securities issued	106,784	26,883	445	—		—		691	134,803
Provisions	3,246	1,024	(9)	—		—		17	4,278
—for taxation	901	326	(9)	—		—		1	1,219
—for termination indemnities	734	221	—	—		—		—	955
—for risks and charges	1,568	177	—	—		—		16	1,761
—for pensions and similar	43	300	—	—		—		—	343
Other liabilities	17,752	2,502	22	—		—		33	20,309
Subordinated liabilities	5,607	222	—	—		—		—	5,829
Minority interests	698	95	—	—		—		—	793
Shareholders' equity	8,182	3,496	(458)	(67	)(1)	(214	)(3)(4)(5)	(6)	10,933

Total liabilities	170,191	43,056	—	(67)		(517)		764	213,427

(1)
Reflects the cancellation of the book value (€105 million) of Cardine shares in the Sanpaolo IMI portfolio at the time of the Cardine Merger, against the corresponding portion of Cardine's net shareholders' equity (€63 million). The merger difference (€38 million), net of the share of amortization attributable to the period, is allocated to the "equity investments" caption establishing a positive consolidation difference for the same amount.

(2)
Reflects the elimination of the most significant reciprocal accounts between the Sanpaolo IMI Group and the Cardine group as of December 31, 2001 (€282 million of loans to banks, €21 million of loans to customers and €303 million due to banks).

(3)
Reflects the discounting of doubtful loans of the Cardine group to take account of the adoption of Sanpaolo IMI accounting principles. The adjustment to loans is estimated at €94 million with a positive tax effect of €35 million included in "other assets".

(4)
Reflects the adjustment of the portfolios of newly consolidated companies to reflect losses on investment securities of €36 million, with a positive tax effect of €13 million which is included in "other assets".

(5)
Reflects offsetting positive consolidation differences against the negative differences of the Cardine group as of December 31, 2001, in accordance with current Italian banking regulations.

Explanatory Notes to the 2000 Pro Forma

        The 2000 Pro Forma assumes that Banco di Napoli and the Wargny Group were acquired and fully consolidated from January 1, 2000, rather than from July 1, 2000 for Banco di Napoli and from November 30, 2000 for Wargny.

        The 2000 Pro Forma relates solely to the statement of income for 2000 and not to the balance sheet because, as of December 31, 2000, Banco di Napoli and the Wargny Group were already fully consolidated.

        The 2000 Pro Forma reclassified consolidated statement of income is based on the reclassified consolidated statement of income for the year ended December 31, 2000, of:

  •
  the Sanpaolo IMI Group (column "A" of the following table);

  •
  Banco di Napoli (column "B" of the following table); and

  •
  the Wargny Group (column "C" of the following table).

        The Banco di Napoli and Wargny Group accounts have been restated using the same accounting principles as Sanpaolo IMI.

        In order to reflect the consolidation of Banco di Napoli and Wargny the following adjustments were made:

  •
  column "D" of the following table shows the effects of consolidating the companies belonging to the Banco di Napoli group and of the initial adjustments to the Banco di Napoli's shareholders' equity. It was necessary to consolidate the companies belonging to the Banco di Napoli group as the Banco di Napoli statement of income for 2000 referred to individual company accounts. In addition, the initial adjustments to the Banco di Napoli's shareholders' equity refer to changes taken into consideration in the Sanpaolo IMI consolidated financial statements as of December 31, 2000, when calculating the differences arising on the first time that consolidation is effected. More specifically, the adjustments refer to the adoption by Banco di Napoli of the accounting principles of Sanpaolo IMI.

  •
  column "E" of the following table shows the effect of adjustments concerning the acquisition and consolidation of the Banco di Napoli and Wargny groups simulated as taking effect from January 1, 2000. More specifically, the statement of income reflects for the full year the financial charges connected with investments and with the amortization of goodwill arising on consolidation.

2000 Pro Forma reclassified consolidated statement of income (unaudited)

	Sanpaolo IMI Group	Sanpaolo IMI Group restated (1) (A)	Banco di Napoli (B)	Wargny group (C)	Effect of consolidating the companies belonging to the Banco di Napoli group and of the adjustments to shareholders' equity (D)	Pro forma adjustments (E)		Sanpaolo IMI Group pro forma (unaudited) (F)=(A+B+C+D+E)
	(in millions of €)
Net Interest Income	2,572	2,168	788	—	3	(85	)(2)	2,874
Net commissions and other net dealing revenues	2,641	2,469	312	48	23	—		2,852
Profits/(losses) from financial transactions and dividends on shares	263	255	31	5	5	—		296
Profits from companies carried at equity and dividends from shareholdings	146	159	8	—	(3)	(17	)(3)	147
Net interest and other banking income	5,622	5,051	1,139	53	28	(102)		6,169
Administrative costs	(3,076)	(2,652)	(854)	(44)	(22)	—		(3,572)
-payroll	(1,929)	(1,620)	(594)	(22)	(20)	—		(2,256)
-other administrative costs	(958)	(859)	(226)	(22)	(2)	—		(1,109)
-indirect duties and taxes	(189)	(173)	(34)	—	—	—		(207)
Other operating income, net	213	187	56	—	4	—		247
Adjustments to tangible and intangible fixed assets	(299)	(237)	(90)	(1)	(2)	—		(330)
Operating income	2,460	2,349	251	8	8	(102)		2,514
Adjustments to goodwill and merger and consolidation differences	(90)	(89)	—	(8)	(1)	(78	)(4)	(176)
Provisions and net adjustments to loans and financial fixed assets	(581)	(454)	(373)	1	187	—		(639)
Income before extraordinary items	1,789	1,806	(122)	1	194	(180)		1,699
Net extraordinary income	396	369	(398)	1	430	—		402
Income before taxes	2,185	2,175	(520)	2	624	(180)		2,101
Income taxes for the period	(785)	(795)	245	(2)	(255)	37(5)		(770)
Change in reserve for general banking risks	2	2	367	—	(367)	—		2
(Income)/Loss attributable to minority interests	(94)	(90)	—	(2)	(10)	—		(102)
Reversal of second half income Banco di Napoli group	(16)
Pro forma net income	1,292	1,292	92	(2)	(8)	(143)		1,231

(1)
The 2000 Pro Forma reclassified consolidated statement of income has been prepared from the reclassified consolidated statement of income of Sanpaolo IMI as of December 31, 2000. The restated version includes the Banco di Napoli group consolidated at equity; the investment in the Banco di Napoli group was only reflected in the caption "profits of companies valued at equity" (€17 million, eliminated as part of the pro forma adjustments in column "E").

(2)
Reflects the full-year financial charges for the issuance of €1 billion of Tier I capital trust preferred securities and the subordinated liabilities connected, to the greatest extent, with the investments in Banco di Napoli, net of the portion already included in the reclassified consolidated statement of income of Sanpaolo IMI for 2000:

•
Tier I capital trust preferred securities and subordinated liabilities connected with the investments in Banco di Napoli are €2,129 million.

•
Average rate is 5.54%.

•
Financial charges are (€118 million).

•
The portion of the financial charges already included in the Sanpaolo IMI consolidated statement of income for 2000 is (€33 million).

•
The portion of the financial charges included in the pro forma adjustments is (€85 million).

(3)
Represents the elimination of the effect of consolidation at equity of the Banco di Napoli group. The 2000 Pro Forma reclassified consolidated statement of income has been prepared on the basis of the consolidated statement of income of Sanpaolo IMI as of December 31, 2000 in the restated version, in which the Banco di Napoli group is consolidated at equity, and therefore the investment is reflected only in the Item "profits of companies valued at equity".

(4)
Reflects the full-year amortization of goodwill arising on consolidation:

•
The goodwill arising on consolidation of the Banco di Napoli group in 2000 is €1,670 million.

•
The portion of goodwill which was offset with negative goodwill arising on first-time full consolidation is €854 million.

•
The portion of goodwill to be amortized over 10 years is €816 million.

•
The full-year value adjustment on goodwill is (€82 million).

•
The portion of the value adjustment on goodwill included in the Sanpaolo IMI reclassified consolidated statement of income for 2000 is (€4 million).

•
The portion of the value adjustment on goodwill included in pro forma adjustments is (€78 million).

(5)
Reflects the full-year tax savings connected to the financial charges for the Tier I capital trust preferred securities and the subordinated liabilities (see note 2 above):

•
The portion of the financial charges included in pro forma adjustments is (€85 million).

•
The theoretical tax rate in force in Italy in 2000 was 42.4%.

•
The effect on income taxes for 2000 is €37 million.

B. Liquidity and Capital Resources

Liquidity

        See table in "Item 3. Key Information—Selected Statistical Information—Funding Sources".

        The following table sets forth the principal sources of funding for the Group by geographical distribution.

	12/31/02				12/31/01
		Italy	Other EU countries	Other countries	Total	Italy	Other EU countries	Other countries	Total
1.	Principal sources of funding
	1.1 due to banks	5,989	9,509	8,958	24,456	6,774	12,645	8,503	27,922
	1.2 due to customers	72,667	8,318	4,295	85,280	53,312	8,886	3,647	65,845
	1.3 securities issued	36,872	10,923	3,766	51,561	25,151	10,529	5,159	40,839
	1.4 other accounts	4,937	884	1,000	6,821	3,699	1,008	1,000	5,707

Total		120,465	29,634	18,019	168,118	88,936	33,068	18,309	140,313

2.	Guarantees and commitments	31,109	8,195	8,573	48,057	21,201	8,078	11,576	40,855

        For Sanpaolo IMI, as a financial institution, sources of funding and certain off-balance-sheet transactions are the principal components of its obligations and future commitments to make future payments under contracts.

        The majority of the funding is short-term: demand deposits make up approximately 40%, demand and short-term funding (up to three months' maturity) together make up approximately 60%, while the balance is composed of fixed-and floating-rate funding including subordinated debt. The following table, which sets forth, as of December 31, 2002, the principal components of Sanpaolo IMI's sources of funding and off-balance-sheet transactions by residual maturity, provides information of when those obligations and future commitments will fall due.

	Specified maturity (as of December 31, 2002)
	On demand	Up to 3 months	Between 3 and 12 months	Between 1 and 5 years		Beyond 5 years
				Fixed rate	Indexed rate	Fixed rate	Indexed rate	Unspecified	Total
1. Sources of funding
1.1 due to banks	3,036	10,021	3,386	1,051	3,286	564	3,112	—	24,456
1.2 due to customers	61,357	19,231	3,086	742	137	458	269	—	85,280
1.3 securities issued:
—bonds	481	1,319	5,277	13,972	14,106	2,367	1,925	—	39,447
—certificates of deposit	1,702	2,470	1,510	299	1,133	1	195	—	7,310
—other securities	665	4,023	116	—	—	—	—	—	4,804
1.4 subordinates liabilities	—	60	1,050	9	656	2,435	2,403	—	6,613

Total funding	67,241	37,124	14,425	16,073	19,318	5,825	7,904	—	167,910

Off-balance sheet transactions	18,523	102,068	82,577	59,749	4,062	36,784	279	—	304,042

        In the course of 2002, Sanpaolo IMI made substantial investments to develop its business. To ensure the maintenance of solvency ratios appropriate to the business, Sanpaolo IMI issued subordinated debt for a total of €1,001 million.

        The following table analyzes the subordinated debt issued by Sanpaolo IMI by currency and maturity.

Loans	Book value as of 12/31/02	Original currency	Interest rate		Issue date	Maturity date		Book value as of 12/31/01
	(millions of €)	(millions)						(millions of €)
Preferred Securities in Euro	1,000	1,000	8.126	%(a)	11/10/00	(b	)	1,000
Total innovative capital instruments (Tier 1)	1,000							1,000
Notes in US dollars	158	165	floating		07/12/93	07/30/03		188
Notes in US dollars	85	89	floating		09/24/93	09/24/03		101
Notes in US dollars	90	94	floating		11/30/93	11/30/05		107
Notes in Canadian dollars	91	151	floating		11/10/93	11/10/03		107
Notes in Euro	356	362	floating		06/30/94	06/30/04		356
Notes in Euro	—	—	floating		12/30/96	01/20/02		27
Subordinated loan in Italian lire	13	25,000	5.10%		06/01/98	06/01/03		26
Subordinated loan in Italian lire	31	60,000	5.30%		01/01/98	01/01/03		62
Subordinated loan in Italian lire	29	56,000	floating		02/01/98	02/01/03		57
Subordinated loan in Euro	500	500	6.38%		04/06/00	04/06/10		500
Subordinated loan in Euro	350	350	floating		04/06/00	04/06/10		350
Subordinated loan in Euro	997	1,000	floating		09/27/00	09/27/10		1,000
Subordinated loan in Euro	300	300	5.55%		07/31/01	07/31/08		300
Subordinated loan in Euro	191	200	5.16%		10/02/01	10/02/08		200
Subordinated loan in Euro	499	500	floating		06/28/02	06/28/12		—
Subordinated loan in Euro	53	54	4.90	%(c)	07/15/02	07/15/12		—
Subordinated loan in Euro	147	147	4.32	%(d)	12/04/02	12/04/12		—
Subordinated loan in Euro	297	300	5.38%		12/13/02	12/13/12		—
Subordinated loan in US dollars	95	100	floating		09/15/93	09/15/03		113
Notes in Euro	148	150	5.75%		09/15/99	09/15/09		146
Notes in Italian lire	12	25,635	floating		10/15/93	10/15/03		25
Notes in Italian lire	6	12,650	floating		06/15/93	06/15/03		17
Subordinated loan in Italian lire	209	404,115	floating		06/30/97	08/01/04		—
Subordinated loan in Euro	199	200	floating		10/01/99	10/01/09		200
Subordinated loan in Euro	150	150	floating		10/12/99	10/12/09		106
Subordinated loan in Euro	8	8	floating		12/22/00	12/22/10		8
Subordinated loan in Euro	9	12	1.00%		04/27/01	04/27/06		—
Subordinated loan in Euro	1	1	floating		09/20/01	09/20/06		1

Total subordinated liabilities (Tier 2)	5,024							3,997
Subordinated loan in Euro	440	466	5.55		10/03/00	04/03/03		460
Subordinated loan in Euro	149	150	floating		11/06/00	05/06/03		150

Total subordinated liabilities (Tier 3)	589							610
Total	6,613							5,607

  (a)
  The remuneration of the preferred securities is fixed at 8.126% up to November 10, 2010. After that date, a floating coupon will be paid at 12 months Euribor increased by 350 basis points.

  (b)
  The securities cannot be redeemed. Only Sanpaolo IMI has the right to redeem the Notes, totally or partially, and this right can be exercised after November 10,2010.

  (c)
  Remuneration is paid on presentation of half-yearly coupons with a fixed rate of 2.45% for the first five years. Then, a floating coupon will be paid.

  (d)
  Remuneration is paid on presentation of half-yearly coupons with a fixed rate of 2.16% for the first five years. Then, a floating coupon will be paid.

        The working capital requirements of the Group are fully met through its funding strategies and Sanpaolo IMI believes that its credit standing will continue to give it access to both traditional and innovative funding.

        There are no legal or economic restrictions on the ability of subsidiaries to transfer funds to Sanpaolo IMI in the form of cash dividends, loan or advances and the impact such restrictions have on the ability of the company to meet its cash obligations.

Shareholders' Equity

        Group shareholders' equity as of December 31, 2002 amounted to €10,537 million, net of own Shares held by the Parent Bank. Changes during the year were as follows:

Changes in shareholders' equity
(in millions of €)
Shareholders' equity as of January 1, 2002	8,182
Decreases	(1,141)
—Dividends	(773)
—Exchange and other adjustments	(4)
—Use of reserves for general banking risks	(364)
Increases	3,496
—Merger with Cardine Banca	2,063
—Capital	1,212
—Share premium reserve	851
—Decrease in own Shares held by the Parent Bank	294
—Portion of tax benefits from the Banco di Napoli merger	250
—Net income for the year(1)	889

Shareholders' equity as of December 31, 2002	10,537

(1)
Includes the use of reserves for general banking risks for 364 million euro.

        Besides the distribution of the 2001 dividend and the net income for 2002, the changes compared with the figures at the end of December 2002 reflect:

  •
  among reductions, the use of the reserves for general banking risks by the Parent Bank (€358 million) and in residual measure, by other subsidiaries, to cover the negative impact on net income of the devaluations of the listed investment portfolio and considering the need to optimize the Group's tax positions.

  •
  among increases:

  •
  €250 million of tax benefits out of funds concerning the deferred tax asset generated by the merger of Banco di Napoli into Sanpaolo IMI and in relation to the quota of goodwill on Banco di Napoli, booked in 2000 to offset pre-existing negative differences at first consolidation; and

    •
    €2,063 million related to the effect of the merger with Cardine. This amount represents the consolidated equity of the incorporated bank (€3,213 million), reduced to take account mainly of alignment with Group accounting principles (€86 million), of compensation of the positive differences of consolidation with the negative differences (€296 million), of the use of Sanpaolo IMI own Shares in the exchange (€678 million) and the cancellation of Cardine shares in the portfolios of the merged companies (€90 million).

Own Shares

        As of December 31, 2002, the own Shares held by the Group were 4,940,751, equal to 0.27% of the equity capital and booked at market value in the dealing portfolio for €31 million, in line with the treatment by the Group subsidiaries in their financial statements.

        Group transactions with Sanpaolo IMI Shares during 2002 were the following:

  •
  as of December 31, 2001, the Parent Bank held 17,080,403 own Shares in its portfolio (€48 million nominal value), for a book value, at cost, of €294 million. During the year it purchased 35,578,038 Shares (€100 million nominal value) for a total cost of €423 million. The Shares were used as follows:

  •
  48,013,809 Shares (€134 million nominal value) were used in the exchange involved in the merger with Cardine Banca;

  •
  2,718,608 Shares (€8 million nominal value) were exchanged with Banco di Napoli savings shares in the context of the merger by incorporation of Banco di Napoli into Sanpaolo IMI;

  •
  1,912,373 Shares (€5 million nominal value), for a cost of €19 million were assigned to employees in June 2002 relating to the extended employee stock plan; and

  •
  13,650 Shares (€38,220 nominal value), for a book value of €137,000, were sold for a total price of approximately €135,000.

        As of December 31, 2002, the Parent Bank held just one own Share in its portfolio, with €2.8 nominal value, for a book value of €7.41:

        As of December 31, 2002, Banca IMI, in relation to its institutional dealing activity, held 815,564 Sanpaolo IMI Shares in its portfolio (€2 million nominal value), booked at a fair value of €10 million.

        During the year Banca IMI purchased 46,589,230 Shares (€130 million nominal value), for a cost of €452 million, and sold 45,810,050 Shares (€128 million nominal value) for a total outlay of €441 million.

        As of December 31, 2002, Banca IMI held 1,594,744 Shares in its portfolio (€4 million nominal value), booked at a fair value of €10 million.

        As of December 31, 2002, IMI Investimenti held 219,190 Sanpaolo IMI Shares in its dealing portfolio (€1 million nominal value), booked at a fair value of €1.4 million. The Shares arise from the conversion of Cardine Banca shares into Sanpaolo IMI Shares following the merger between the two banks.

        Following the merger with Cardine Banca, the number of Sanpaolo IMI Shares in the Group's portfolio increased by 3,126,815 shares (€9 million total nominal value) due to the contribution of several companies of the former Cardine group. The total number of these Shares, which remained unchanged in the period following the merger, was thus composed as of December 31, 2002:

  •
  3,073,729 Shares (€9 million nominal value), at a fair value of €19 million, booked by Prospettive 2001 S.p.A., a wholly owned subsidiary of Sanpaolo IMI, following the contribution to Prospettive 2001 S.p.A. of a spun-off Fincardine S.p.A; and

  •
  53,087 Shares in its portfolio (€0.1 million nominal value), booked at a fair value of €0.3 million, held by Banca Popolare dell'Adriatico.

Regulatory Capital and Capital Adequacy

        The following table sets forth the Tier I and the Tier II capital levels and the relative ratios of the Sanpaolo IMI group at December 31, 2002 and 2001. According to the Bank of Italy regulations, the ratios set forth with respect to the capital of Sanpaolo IMI have been calculated net of any dividend distributions. The ratios reflect the Bank of Italy clarifications made in its technical note of August 3, 2001.

	At December 31,
	2002	2001
	(millions of €, except ratios)
Tier I capital
Share capital	5,144	3,932
Additional paid-in capital	708	22	(1)
Reserves(2)	4,349	4,122	(3)
Preferred Securities in €	1,000	1,000
Less: intangible assets	(1,436)	(1,420	)(3)

Tier I capital	9,765	7,634
Tier II capital
Revaluation reserves	22	12
Subordinated debt	4,348	3,565
Other positive items	75	47
Other negative items	(39)	(72)

Tier II capital	4,406	3,552

Less: financial investments	(470)	(1,740)
Total Tier I and Tier II capital ("Own Funds")	13,701	9,446

Tier III capital subordinated loans	589	610

Total Tier I, Tier II and Tier III capital	14,290	10,056
Weighted assets (€/mil)
Lending risk	123,575	97,137
Market risk	9,588	8,025
Other requirements	550	538

Total assets	133,713	105,700
Capital adequacy ratios (%)
Tier I capital/Total risk-weighted assets	7.3%	7.2%
Total capital/Total risk-weighted assets	10.7%	9.5%

(1)
Previously considered as part of reserves.

(2)
The item refers to the sum of the following Items of the consolidated financial statements: Item 170 "Reserves" plus Item 200 "Net income for the year" plus Item 140 "Minority interest" (net of the portion referring to revaluation reserves) plus Item 130 "Negative goodwill arising on application of the equity method" plus Item 100 "Reserve for general banking risks", less dividend distributed and treasury shares.

(3)
Treasury shares, which (for the purpose of this table) were previously considered as part of intangible assets, are directly considered in reduction of the reserves.

Material Commitments for Capital Expenditures

        See "Item 4. Information on Sanpaolo IMI—History and Developments of Sanpaolo IMI—Recent Developments—Fiat and Italenergia" above for information concerning Sanpaolo IMI's material commitments for capital expenditures.

C. Contractual Obligations and Commitments

  Contractual cash obligations

        The following table presents the Group's contractual cash obligations at December 31, 2002.

	December 31, 2002 Payments due by maturity (in € millions)
	up to 1 year	between 1 and 5 years	beyond 5 years	Total
Long-term debt(1)	18,673	30,175	9,326	58,174
Lease obligations	23	37	2	62
Other contractual obligations	118	29	3	150

Total	18,814	30,241	9,331	58,386

(1)
Long-term debt includes issued securities and subordinated liabilities. See Note 22 to the Consolidated Financial Statements and "Item 5—Liquidity and Capital Resources—Liquidity". It excludes due to customers and due to banks since these are generally short-term in nature.

  Commercial commitments

        The following table presents the Group's other commercial commitments at December 31, 2002.

	December 31, 2002 Commitment expiration (in € millions)
	up to 1 year	between 1 and 5 years	beyond 5 years	Total
Guarantees and commitments
—lines of credit	15,628	3,424	710	19,762
—guarantees	13,517	4,961	2,005	20,483
—stand-by repurchase obligations	4,140	18	18	4,176
—other commitments	1,977	1,289	370	3,636

Total	35,262	9,692	3,103	48,057

        Lines of credit represent commitments to extend credit, to lend to banks and to customers in accordance with contractual provision. These commitments are usually for a fixed period. The total amount of unused commitments do not necessarily represent future cash requirements as these commitments often expire undrawn. See Note 21 to the Consolidated Financial Statements.

  Other off balance sheet arrangements

        The Group is not significantly involved in off-balance sheet arrangements, particularly those involving special purposes entities, or "SPEs". By December 31, 2002, the Group had only been involved in three securitizations, through two of its subsidiaries. The securitizations involved:

  •
  Sanpaolo Leasint, which in 1997 made a non-recourse assignment of performing loans with a total book value of €503.5 million;

  •
  Finconsumo Banca, which in 2000 and 2001 made two non-recourse assignments of performing consumer loans to Italian residents, totalling €502.9 million; and

  •
  Finemiro Banca, which in 2002 concluded a securitization of a portfolio of problem loans which were originally transferred in 1999 by re-purchasing the residual portion of the loan portfolio, the portfolio had a nominal value of €93 million and was repurchased for €2 million.

        The Group has not entered into any other transactions, arrangements and other relationships with unconsolidated entities or other persons that are reasonably likely to materially affect liquidity or the capital resources. See Note 22 to the Consolidated Financial Statements.

D. Trend Information

        The board of directors approved the results of the Sanpaolo IMI Group for the first quarter of 2003 on May 13, 2003. See "Item 4—Information on Sanpaolo IMI—History and Developments of Sanpaolo IMI—Recent Developments—Unaudited results of the first quarter of 2003".

        Despite difficult market conditions, the results of the first quarter of 2003 confirmed the signs of recovery which were already visible in the final months of 2002.

        The net income recorded in the first quarter of 2003 was consistent with the growth performance set out in the budget for 2003. Management also confirmed its objectives for 2005 as described in the 2003-2005 Business Plan which contemplates, for 2005, an ROE of approximately 15% and a cost/income ratio of less than 55%. See "Item 4. Information on Sanpaolo IMI—History and Developments of Sanpaolo IMI—Recent Developments—The 2003-2005 Business Plan".

        In a scenario marked by a general economic weakness, and on the basis of the income recorded in the first quarter of 2003, management believes the Group will be less vulnerable to negative performances in financial markets.

        The economic recovery expected for the end of 2003 may be delayed to 2004; that may in part offset the positive trend shown in the first months of 2003, particularly in relation to net interest income. Nevertheless, the Group believes that its 2003-2005 Business Plan, based on the strategy of reinforcing its position in the domestic market and, in particular, in the Italian market for smaller companies and the household sector, including consumer finance and retail mortgages, will lead to a progressive improvement in ROE. In addition, the benefits of cost containment and the integration of the Group's bank networks should lead to improved benefits in the cost/income ratio.

E. Significant Accounting Policies

Significant accounting policies with respect to our Italian GAAP financial statements

        The discussion and analysis of our results of operations and financial condition are based on our consolidated financial statements, which have been prepared in accordance with Italian GAAP. The preparation of these financial statements requires management to apply accounting methods and policies that are based on difficult or subjective judgments, estimates based on past experience and assumptions determined to be reasonable and realistic based on the related circumstances. The application of these estimates and assumptions affects the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of income and expenses during the reporting period. Actual results may differ from these estimates given the uncertainty surrounding the assumptions and conditions upon which the estimates are based. We have summarized below our accounting policies that require the more subjective judgment of our management in making assumptions or estimates regarding the effects of matters that are inherently uncertain and for which changes in conditions may significantly affect the results reported in the combined and consolidated financial statements.

        Detailed information regarding accounting policies is provided in Note 10 to the Consolidated Financial Statements.

  Allowance for Loan Losses

        The Group provides for losses existing in its loan book so as to state its loan portfolio at its estimated realizable value. The assessment performed takes into consideration any guarantees or other security received, market prices (where applicable) and general economic conditions experienced by different categories of borrower.

        Estimated realizable value is determined following a detailed review of loans. This review is conducted on a timely basis (as appropriate for the type of loan) and is consolidated for all loans outstanding at the end of the period. The review considers the degree of risk associated with the various forms of lending and also the risk of default inherent in performing loans as a result of general economic circumstances.

        The general provision against performing loans is calculated on a statistical basis, which provides a historical valuation of portfolio risk. These provisions are integrated, at the Parent Bank level and commercial networks, by a portfolio model based on risk management methodologies used for monitoring and controlling credit risks.

        The specific provision against doubtful loans involves estimating the amount and timing of future financial flows arising, discounting those flows at an appropriate rate and estimating the enforceability and amount which may be recovered through the sale of any security held or calling of any guarantees.

        Determining the allowance for loan losses requires specific judgments and estimates based upon the above factors. Changes in the estimates and assumptions used in determining the allowance for loan allowance could have a direct impact on the provision and could result in a change in the allowance.

  Fair Values of Financial Instruments

        Quoted market prices in active and liquid markets are the most reliable measure of fair value of financial instruments because they accurately represent the prices paid for and received for financial assets and liabilities. However, if such prices are not readily determinable, the Group calculates fair value based on either internal valuation models or management's estimate of amounts that could be realized under current market conditions, assuming an orderly liquidation over a reasonable period of time. Certain financial instruments, including OTC derivatives, are valued using pricing models that consider, among other factors, contractual and market prices, credit, yield curve volatility factors and/or prepayment rates of the underlying positions. The main areas of judgment in applying these models are:

  •
  estimates of future cashflows on the instrument; and

  •
  an appropriate discount rate for the instrument.

        The use of different pricing models and assumptions could produce materially different estimates of fair value.This will result in changes in the carrying value of the financial instrument where they are carried at fair value. Where the instrument is carried at amortized cost, or the lower of cost and market value, changes in their estimated fair value, arising from changes in management's assumptions on the above variables, may result in a write-down in their value. In this case, it will also be necessary for management to exercise judgment as to whether or not changes in the underlying valuation assumptions are only temporary.

  Goodwill

        The Group capitalizes acquired goodwill and amortizes it over its useful economic life. There is a rebuttable presumption that the useful economic life of purchased goodwill is limited and does not exceed 20 years from the date of acquisition. This assessment involves management making judgments and assumptions over:

  •
  the nature of the acquired business;

  •
  the economic environment in which it operates; and

  •
  the period of time over which the value of the business is expected to exceed the value of assets.

        Different assumptions and judgments may lead to a different amortization charge being recognized in income during the period.

        Under U.S. GAAP, goodwill is no longer amortized and therefore the Group must also consider at least annually whether the current carrying value of the goodwill is impaired. The Group evaluates impairment using a two-step process. First, the Group compares the aggregate fair value of the reporting unit to its carrying amount, including goodwill. If the fair value exceeds the carrying amount, no impairment exists. If the carrying amount of the reporting unit exceeds the fair value, then the Group compares the implied fair value, defined below, of the reporting unit's goodwill with its carrying amount. If the carrying amount of the goodwill exceeds the implied fair value, then goodwill impairment is recognized by writing the goodwill down to the implied fair value.

        The first element of this allocation is based on the areas of the business expected to benefit from the synergies derived from the acquisition. The second element reflects the allocation of the net assets acquired and the difference between the consideration paid for those net assets and their fair value. This allocation is reviewed following business reorganizations. The carrying value of the operating unit, including the allocated goodwill, is compared to its fair value to determine whether any impairment exists. A detailed calculation may need to be carried out taking into consideration changes in the market in which a business operates (e.g. competition activity, regulatory change). In the absence of readily available market price data to value the reporting units, judgment is required to:

  •
  estimate the expected future cashflows of the reporting unit; and

  •
  select an appropriate discount rate.

        Changes in either of these variables could potentially impact upon whether or not any impairment is recognized.

  Pensions

        The Group participates directly and indirectly into defined benefit pension schemes for part of its employees. The pension cost for these schemes is assessed in accordance with the advice of a qualified actuary. This cost is annually charged to the income statement. In determining this cost the actuarial value of the assets and liabilities of the scheme are calculated. This involves modeling their future growth and requires management and the actuary to make assumptions as to factors such as:

  •
  price inflation;

  •
  dividends and earnings growth;

  •
  pension increases;

  •
  return on new investments; and

  •
  employee lives.

        There is an acceptable range in which these estimates can validly fall. If different estimates within that range had been selected the cost recognized in the income statement could be significantly altered.

  Deferred Tax Asset Valuation Allowance

        The Group recognizes deferred tax assets and liabilities for the estimated future tax effects of temporary differences between the book value of the assets and liabilities and their fair value for tax purposes, net operating loss carry forwards and tax credits. The recognition of deferred tax assets is subject to management's judgment based on available evidence that they are likely to be recovered. In the event that we determine that we would not be able to realize all or part of our deferred tax assets in the future, an adjustment to our deferred tax assets would be charged to income tax expense in the period that the determination was made.

  Provisions for risks and charges

        Provisions are made for risks, charges and likely liabilities whose timing and extent cannot be determined at period-end or at the time the financial statements are prepared. The use of different estimates or assumptions by management could produce different provisions for risk and charges.

  Significant accounting policies with respect to our reconciliation from Italian to U.S. GAAP

        We include a reconciliation of net income and stockholders' equity between Italian GAAP and U.S. GAAP within Note 32 to the Consolidated Financial Statements. The preparation of this reconciliation requires management to consider accounting policies under U.S. GAAP to determine whether or not a difference in GAAP exists, and to quantify the amount of that difference where appropriate. These policies may also be based on difficult or subjective judgments, estimates based on past experience and assumptions determined to be reasonable and realistic based on the related circumstances.

        Unless indicated otherwise, all of the significant accounting policies identified above, are equally critical to preparation of the U.S. GAAP reconciliation, and involve similar judgment and assumptions by management.

F. Recent Accounting Developments

Developments under Italian GAAP

        The European Commission issued a Regulation in 2002 requiring all listed companies to adopt International Financial Reporting Standards in their consolidated financial statements commencing January 1, 2005. The Group is considering the implications of such a requirement and would expect first to prepare consolidated financial statements in accordance with International Accounting Standards and International Financial Reporting Standards issued by the International Accounting Standards Board for the year ended December 31, 2005.

Developments under U.S. GAAP

  SFAS 143: "Accounting for Asset Retirement Obligations"

        SFAS 143 "Accounting for Asset Retirement Obligations" was issued in June 2001 and is effective for fiscal years beginning after June 15, 2002, although early adoption is encouraged. SFAS 143 requires that the fair value of an asset retirement obligation be recognized in the balance sheet in the period in which it is incurred and then charged to the profit and loss account over the useful economic life of the asset.

        Adoption is not expected to have a material impact upon net income and stockholders' equity as determined under U.S. GAAP if it was currently in force.

SFAS 146: "Accounting for Costs Associated With Exit or Disposals"

        SFAS 146 "Accounting for Cost Associated with Exit or Disposal Activities" was issued in June 2002 and is effective for exit or disposal activities that are initiated after December 31, 2002. SFAS 146 requires that the fair value of a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred and nullifies EITF 94-3 which requires the recognition of a liability at the date of an entity's commitment to an exit plan.

        Adoption is not expected to have a material impact upon net income and stockholders' equity as determined under U.S. GAAP if it was currently in force.

SFAS 148: "Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123"

        SFAS 148 "Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123" was issued in December 2002. It amends SFAS 123 to provide alternate methods of transition for entities voluntarily adopting a fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS 123. The Statement amends SFAS 123 "Accounting for Stock-Based Compensation" to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS 148 also amends the disclosure requirements of SFAS 123. SFAS 148 is effective for fiscal years ending after December 15, 2002.

        Sanpaolo IMI does not currently intend to change to the fair value based method of accounting for stock-based employee compensation and therefore the transition methods are not applicable.

EITF Issue 02-03: "Issues Involved In Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities"

        The Emerging Issues Task Force released EITF 02-3 "Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities" in November 2002. In EITF 02-3 the FASB staff clarified that, in the absence of (a) quoted market prices in an active market, (b) observable prices of other current market transactions or (c) other observable data supporting a valuation technique, the transaction price represents the best information available with which to estimate fair value at the inception of the arrangement for all derivatives.

        With respect to these criteria, the impact on the reported results for 2002 was not material. Sanpaolo IMI is currently assessing the potential impact of EITF02-03 upon net income and stockholders' equity as determined under U.S. GAAP in 2003.

FIN 45: "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others—an Interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34"

        FIN 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others—an Interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34" was issued in November 2002. It addresses disclosure requirements for guarantors in respect of guarantees issued (including guarantees embedded in other contracts) and requires recognition of a liability to be recognized for all obligations assumed under guarantees issued. The measurement requirements are effective for guarantees issued from January 1, 2003.

        Sanpaolo IMI is currently assessing the potential impact of FIN45 upon net income and stockholders' equity as determined under U.S. GAAP in 2003.

FIN 46: "Consolidation of Variable Interest Entities—an interpretation of ARB No. 51"

        FIN 46 "Consolidation of Variable Interest Entities—an interpretation of ARB No. 51" was issued in January 2003. This addresses the criteria to be applied when determining whether certain special purpose entities (variable interest entities) should be consolidated and requires disclosures to be made if the involvement with an unconsolidated variable interest entity is significant. Many variable interest entities have commonly been referred to as special purpose entities or off-balance sheet structures, but the guidance applies to a larger population of entities. The Statement requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. Until now, one company generally has included another entity in its consolidated financial statements only if it controlled the entity through voting interests. The Group will be subject to the consolidation requirements of FIN 46 for all variable interest entities created after January 31, 2003, within its financial statements for the year ended December 31, 2003, while all other variable interest entities, if any, that existed before February 1, 2003, will be considered within the first fiscal year beginning after June 15, 2003, which means within the Group's financial statements for the year ended December 31, 2004.

        Sanpaolo IMI is currently assessing the potential impact of FIN 46 upon net income and stockholders' equity as determined under U.S. GAAP.

SFAS 149: "Amendment of Statement 133 on Derivative Instruments and Hedging Activities"

        SFAS 149 "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" was issued in April 2003. The Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS 133 "Accounting for Derivative Instruments and Hedging Activities". This Statement is effective prospectively for contracts entered into or modified after June 30, 2003 and prospectively for hedging relationships designated after June 30, 2003.

        Sanpaolo IMI is currently assessing the potential impact of SFAS 149 upon net income and stockholders' equity as determined under U.S. GAAP.

SFAS 150: "Accounting For Certain Financial Instruments with Characteristics of both Liabilities and Equity"

        SFAS 150 "Accounting For Certain Financial Instruments with Characteristics of both Liabilities and Equity" was issued in May 2003. The Statement improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity and requires that these instruments be classified as liabilities in statements of financial position. This Statement is effective prospectively for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. This statement shall be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the year of adoption.

        Sanpaolo IMI is currently assessing the potential impact of SFAS 150 upon net income and stockholders' equity as determined under U.S. GAAP.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Board of Directors

        The following table sets forth, as of June 10, 2003, the names of the members of the board of directors (the "Board") of Sanpaolo IMI, their current position, and the year of appointment as director. The current Board's mandate will expire as of the date of the shareholders' general meeting called to approve the financial statements for the year ending December 31, 2003.

Name	Age	Position	Appointed
Rainer Stefano Masera	59	Chairman	1997	(1)
Isabelle Bouillot	54	Director	2002
Pio Bussolotto	67	Managing Director	2002
Alberto Carmi	79	Director	2000
Giuseppe Fontana	49	Director	1998
Richard Gardner	75	Director	2001
Alfonso Iozzo	60	Managing Director	2001
Mario Manuli	63	Director	2001
Luigi Maranzana	62	Managing Director	1997
Antonio Maria Marocco	68	Director	2003
Virgilio Marrone	56	Director	1998
Abel Matutes Juan	61	Director	2001
Iti Mihalich	71	Director	1997
Emilio Ottolenghi	71	Director	1995
Orazio Rossi	71	Deputy Chairman	2002	(2)
Gian Guido Sacchi Morsiani	68	Director	2002
Enrico Salza	66	Deputy Chairman	1998	(3)
Rémi François Vermeiren	63	Director	1998

(1)
Became Chairman in 2001.

(2)
Became Deputy Chairman in 2002.

(3)
Became Deputy Chairman in 2001.

        For a discussion of the election of the board of directors see "Item 7. Major Shareholders and Related Party Transactions—The Major Shareholders—Agreement Among Shareholders".

Senior Management

        The following table sets forth the members of the senior management (the "Senior Managers") of Sanpaolo IMI as of June 10, 2003, their age, positions with Sanpaolo IMI and year of appointment.

Name	Age	Position	Appointed
Luigi Maranzana	62	Managing Director	1997
Alfonso Iozzo	60	Managing Director	2001
Pio Bussolotto	67	Managing Director	2002
Aldo Gallo	54	Head of Audit Department	1999
Maurizio Montagnese	47	Head of Human Resources Department	1999
Pier Luigi Curcuruto	53	Head of MOI Department	2000
Massimo Mattera	58	Head of Credit Management Group	2000
Piero Luongo	48	Head of General Secretariat	2001
Bruno Picca	53	Head of Sanpaolo Network	2001
Carlo Giuseppe Angelini	56	Head of Accounting Department	2002
Stefano Del Punta	43	Head of Group Finance Department	2002

Biographical Data

        The following is selected biographical data of the Directors:

        Rainer Stefano Masera has been Chairman of Sanpaolo IMI since April 30, 2001. Previously he was General Manager of IMI (1988-1998) and Managing Director of Sanpaolo IMI (1998-2001). He has also served in the Italian government as technical minister of budget and economic planning (1995-1996). He has been a Director of the European Investment Bank since 1996 and was Deputy Chairman of the Associazione Bancaria Italiana until June 2000, in which he remains a member of the Executive Committee.

        Isabelle Bouillot became a Director in March 2002. She is Président du Directoir of the French group CDC Finance CDC Ixis and she has various responsibilities within the CDC Finance CDC Ixis Group's companies. She has wide experience in the French public and private sectors including Deputy Director of the Economic and Finance Minister's Cabinet (1983), President of the Union de Banques à Paris (1985), economic adviser to the President of the French Republic (1989) and Budget Director to the Economic and Finance Minister (1991).

        Pio Bussolotto joined the board of directors as Managing Director in March 2002, having held the same position in Cardine. In 2001, he became a member of the board of directors of the Interbank Deposit Guarantee Fund. He was previously a Director of the Padua Chamber of Commerce and of Mediovenezie Banca. He was Secretary General of the Fondazione Cassa di Risparmio di Padova e Rovigo until 1996.

        Alberto Carmi is currently Chairman of Travertino Toscana, one of Italy's leading producers and finishers of marble, and also manages his family's agricultural estates. He has been Chairman of the Ente Cassa di Risparmio di Firenze since January 1993.

        Giuseppe Fontana is a Director of the Fontana group. He was a Director of IMI from 1995 until 1998 and became a Director of Sanpaolo IMI following the merger in that year. He has also served as a Director of various Sanpaolo IMI Group companies.

        Richard Gardner is Professor of Law and International Organization at Columbia Law School and Counsel to Morgan Lewis. He became a Director of Sanpaolo IMI in April 2001. His career spans the diplomatic and political worlds. In particular, he served as U.S. Ambassador to the Republic of Italy from 1977 to 1981 and to Spain from 1993 to 1997. He is also a member of the International Capital Markets Advisory Committee of the New York Stock Exchange.

        Alfonso Iozzo is Managing Director of Sanpaolo IMI. He joined Sanpaolo in 1961 and became a Director of Sanpaolo in 1995 and of Sanpaolo IMI in 2001. He was Deputy Chairman of the Associazione Bancaria Italiana from 1995 to 1997.

        Mario Manuli became a Director of Sanpaolo IMI in April 2001. He has been an executive of companies within the Manuli group since 1980 and was also a Director of the Banca Regionale Europea between March 2000 and October 2001.

        Luigi Maranzana has been Managing Director of Sanpaolo IMI since 1998, having been Managing Director of Sanpaolo from 1997 and General Manager since 1995. He played a major role in building up Sanpaolo's network outside Italy; especially in Europe, the United Kingdom and the United States. In his last foreign assignment he held the position of Président du Directoire of Banque Sanpaolo in France.

        Antonio Maria Marocco has been a Notary in Italy since 1963. He became a Director of Sanpaolo IMI in April 2003. He has been a member of the board of directors of Società Reale Mutua di Assicurazioni since 1986 and of IFIL S.p.A. since 2003, as well as an adviser of Fondazione Cassi di Risparmio di Torino since 2000. He is a member of the Committee for Olympic Games "Torino 2006". He is also an author of several publications in legal and fiscal matters.

        Virgilio Marrone has spent his business career at IFI, where he was responsible for research and development before becoming Joint General Manager in 1993.

        Abel Matutes Juan became a Director of Sanpaolo IMI in April 2001. His political and diplomatic career includes appointment not only in Spain and within the EU but also relations with Latin America and the rest of the world.

        Iti Mihalich is a Director of several insurance companies in Italy, France and Spain as well as of Sanpaolo IMI. He is currently Chairman of Immobiliare Errecidi (Milan) and REM VIE (Paris) as well as Deputy Chairman of Ala Service Assicurazioni (Milan).

        Emilio Ottolenghi has been a Director of La Petrolifera Italo Rumena since 1957. In 1982, he became a Director of Euromobiliare and, in 1988, Deputy Chairman of Credito Romagnolo, taking the chairmanship in 1993. In the same year, he became a Director of Cassa di Risparmio in Bologna. He became a Director of IMI in 1994 and of Sanpaolo in the following year as Deputy Chairman.

        Orazio Rossi was formerly Chairman of Cardine Banca until 2000. He joined the board of directors of Sanpaolo IMI and was appointed Deputy Chairman in March 2002. He is currently a member of the board of directors of the Associazione fra le Casse di Risparmio Italiane and the Associazione Bancaria Italiana in which latter he is also a member of the Executive Committee. He was previously a member of the board of directors of the Rovigo Chamber of Commerce and of Federalcasse Banca.

        Gianguido Sacchi Morsiani was formerly Deputy Chairman of Cardine and became a Director of Sanpaolo IMI in March 2002. He was a professor of law until 1997 with a special interest in EU integration of legislation. He has also been a member of the Italian Finance Minister's Technical Committee and a Director of ICCRI, the Italian savings banks' central institute.

        Enrico Salza is a businessman with a wide experience in Italy and abroad. He has served on many industry and academic bodies and was formerly Deputy Chairman of II Sole-24 Ore, the leading Italian financial newspaper. He was Deputy Chairman of Sanpaolo from 1984 until 1995 and became Deputy Chairman of Sanpaolo IMI in 2001.

        Rémi François Vermeiren is President of KBC Bank and President of the Executive Committee of KBC Bank and Insurance Holding. He became a Director of Sanpaolo IMI in 1998 following KBC's entry as a shareholder in Sanpaolo. He is also a member of the Executive Committee of Credit Comercial de France and of the Supervisory Board of Euronext as well as deputy chairman of Vlaams Economisch Verbond.

        The following is selected biographical data of the Senior Managers (other than of Messrs Maranzana, Iozzo, and Bussolotto whose selected biographical data is presented above):

        Aldo Gallo is responsible for the Audit Department having pursued his career within Sanpaolo IMI covering various posts in different sectors.

        Maurizio Montagnese is responsible for Sanpaolo IMI Group Human Resources. Previously he held similar posts in Gruppo Unicredito, Cassa di Risparmio di Verona and Gruppo Olivetti.

        Pier Luigi Curcuruto is responsible for the Integreated Operation Vehicle. He has pursued his professional career with various companies, including Italtel, System & Management, EDS Europa and Banca Popolare di Milano.

        Massimo Mattera is responsible for the Group Credit Management department and was previously responsible for Large Corporate. Prior to the merger of Sanpaolo S.p.A. and IMI he pursued his professional career in IMI where he held posts in various sectors.

        Piero Luongo is the Corporate Secretary and General Counsel. Prior to the merger of Sanpaolo S.p.A. and IMI he pursued his professional career in IMI covering various posts.

        Bruno Picca is reponsible for the Sanpaolo Network having pursued his career within Sanpaolo IMI holding various posts in different sectors including Financial Control and Planning.

        Carlo Giuseppe Angelini is responsible for the Accounting Department. Prior to the merger of Sanpaolo and IMI he pursued his professional career at IMI covering various positions.

        Stefano Del Punta is responsible for Group Finance. Prior to the merger of Sanpaolo S.p.A. and IMI he pursued his professional career in IMI where he held posts in various sectors, in particular certain foreign subsidiaries.

Other principal directorships

        The following table sets forth the main offices of Directors and Statutory Auditors in companies quoted on regulated markets. The table also sets forth the offices of the Sanpaolo IMI Directors in banking, financial and insurance companies.

Director	Office	Company
Rainer Masera	Chairman Member of the Board of Directors Chairman	Sanpaolo IMI International S.A. European Investment Bank Banca Fideuram S.p.A.

Isabelle Bouillot	President du Directoire
President of the Supervisory Board
President
President of the Supervisory Board
Member of the Supervisory Board
President
Member of the Supervisory Board
Administrator
Member of the Supervisory Board
Member of the Board of Directors
Member of the Board of Directors
Member of the Supervisory Board
Member of the Supervisory Board
Member of the Supervisory Board
Member of the Board of Directors
Member of the Supervisory Board
Director
President of the Board of Directors	CDC Finance—CDC Ixis S.A.
CDC Ixis Financial Guaranty Holding S.A.
CDC Ixis Financial Guaranty North America Inc.
CDC Ixis Capital Markets S.A.
CDC Ixis Securities S.A.
CDC Ixis North America
CDC Ixis Asset Management S.A.
CDC Ixis AM US Corporation
CDC Ixis Private Capital Management S.A.
CDC Ixis Private Equity S.A.
CDC Ixis Immo S.A.
CDC Ixis Italia Holding S.A.
Accor
Caisse Nationale des Caisses d'Epargne
Compagnie de Saint Gobain
CNP Assurances
Compagnie Financiére Eulia S.A.
Société de Gestion de CDC
euro Obligations
Pio Bussolotto	Managing Director Managing Director Director	Cardine Finanziaria S.p.A. Cassa di Risparmio di Padova e Rovigo S.p.A. Sanpaolo IMI International S.A.
Giuseppe Fontana	Director	Banca Popolare di Sondrio
Alfonso Iozzo	Director Director Member of the Supervisory Board Chairman	Sanpaolo IMI International S.A. NHS Mezzogiorno SGR S.p.A. CDC Finance—CDC Ixis S.A Banca OPI S.p.A.
Mario Manuli	Managing Director Vice Chairman and Managing Director Director Director	Manuli Rubber Industries S.p.A. Manuli Packaging S.p.A. Terme di Saturnia S.r.l. Web Equity S.p.A.
Luigi Maranzana	Chairman Chairman Director Director	Sanpaolo IMI Wealth Management S.p.A. Banca IMI S.p.A. Sanpaolo IMI International S.A. Sanpaolo IMI Internazionale S.p.A.
Antonio Maria Marocco	Director Director Director	Società Reale Mutua di Assicurazioni S.p.A. Società Reale Immobili S.p.A IFIL S.p.A.

Iti Mihalich	Director Director Vice Chairman Director Managing Director Director Director Director Director Director Director Director Director Director Chairman Director Director Director	Aci Global S.p.A.
Agemut Sociedad de Agencia de Seguros de Mutral
Ala Service S.p.A.
Banca Reale S.p.A.
Italiana Assicurazioni S.p.A.
La Piemontese Assicurazioni S.p.A.
La Piemontese Vita S.p.A.
Reale Asistencia—Compania de Seguros S.A.
Reale Autos y Seguros Generales S.A.
Reale Immobili
Reale Sum—Agrupacion de Interes Economico
Reale Vida S.A.
Rem Assicurazioni S.p.A.
Inmobiliaria Grupo Asegurador Reale S.A.
Rem Vie S.A.
Sara Assicurazioni S.p.A.
Sara Vita S.p.A.
Reale Mutua di Assicurazioni
Emilio Ottolenghi	Director Director Managing Director Member of the Supervisory Board Chairman	Sanpaolo IMI International S.A. Autostrade La Petrolifera Italo Rumena S.p.A. Solving International Parigi VIS S.p.A.
Orazio Rossi	Chairman Chairman Chairman Director Director Director	Cardine Finanziaria S.p.A.
Cassa di Risparmio di Padova e Rovigo S.p.A.
Sanpaolo IMI Internazionale S.p.A.
Cassa di Risparmio di Udine e Pordenone S.p.A.
Sanpaolo IMI International S.A.
Eptaconsors S.p.A.
Gianguido	Chairman	Cassa di Risparmio in Bologna S.p.A.
Sacchi Morsiani	Vice Chairman Vice Chairman Vice Chairman Vice Chairman vicario Director	Eptaconsors S.p.A. Cardine Finanziaria S.p.A. GE.RI.CO. S.p.A. Finemiro Banca S.p.A. Cassa di Risparmio di Venezia S.p.A.
Enrico Salza	Managing Director Director Director	Tecnoholding S.p.A. Sanpaolo IMI International S.p.A. Thera It Global Company
Rémi François Vermeiren	Chairman President of the Executive Committee	KBC Bank KBC Bank and Insurance Holding Company

Board of Statutory Auditors

        At least two of the members of Sanpaolo IMI's Board of Statutory Auditors must be elected by minority shareholders. In case any of the statutory auditors ceases for any reason to serve in such capacity, the alternate auditor automatically replaces him until the next shareholders' meeting, at which a replacement will be appointed by the shareholders.

        The statutory auditors are called to serve for a three-year term and may be reappointed. Statutory auditors are required to attend the general meeting of shareholders, board of directors meetings and Executive Committee meetings.

        The Board of Statutory Auditors is responsible for reviewing the management of Sanpaolo IMI and controlling the compliance with applicable laws and regulations with its bylaws. In addition, the Board of Statutory Auditors assesses and monitors the adequacy of Sanpaolo IMI's structure, its internal review mechanisms, and its bookkeeping systems. The statutory auditors are also responsible for reviewing the exchange of information system between Sanpaolo IMI and its subsidiaries, to ensure compliance with legal reporting requirements.

        The following table sets forth, as of June 10, 2003, the names of the members of the Board of Statutory Auditors of Sanpaolo IMI, who were appointed by the general meeting of shareholders on April 30, 2002, for the three years 2002-2004.

Name	Age	Position
Mario Paolillo	72	Chairman of Board of Auditors
Aureliano Benedetti	67	Auditor
Maurizio Dallocchio	45	Auditor
Paolo Mazzi	56	Auditor
Enrico Vitali	42	Auditor
Stefania Bortoletti	36	Alternate Auditor
Antonio Ottavi	83	Alternate Auditor

Independent Auditors

        The financial statements of Sanpaolo IMI are required to be audited by an independent auditing firm whose assignment has to be approved by the general meeting of shareholders that approves the annual financial statements. The general meeting of shareholders' resolution authorizing such appointment must be furnished to CONSOB together with the Board of Statutory Auditors' opinion on the appointment. According to Italian law, such appointment is for three years and the general meeting of shareholders may not appoint the same external auditors for more than three consecutive three-year terms. The report issued at the end of the audit is defined as an opinion with or without qualification and not a "certification". Arthur Andersen S.p.A. has audited, as required by Italian law, the financial statements of Sanpaolo IMI, and its predecessor since the fiscal year ending December 31, 1992 and terminated its assignment with the opinion for the fiscal year 2000. PricewaterhouseCoopers was appointed by the general meeting of shareholders of April 28, 2000 for the three year term 2001-2003.

B. Compensation

        The following tables set forth the compensation paid to or accrued by Directors and Statutory Auditors of Sanpaolo IMI for the year ended December 31, 2002:

Surname and Name	Description of office	Time in office	Remuneration for the office		Non- monetary benefits	Bonuses and other incentives (1)		Other compensation(2)
					(in thousands of €)
MASERA Rainer Stefano	Chairman(3)	January 1, 2002— December 31, 2002	656		13	400		(a	)
ROSSI Orazio	Deputy Chairman	March 5, 2002— December 31, 2002	86					315
SALZA Enrico	Deputy Chairman(3)	January 1, 2002— December 31, 2002	112			124		27
BUSSOLOTTO Pio	Managing Director	March 5, 2002— December 31, 2002	507			413		(b	)
IOZZO Alfonso	Managing Director(3)	January 1, 2002— December 31, 2002	656			413		(c	)
MARANZANA Luigi	Managing Director(3)	January 1, 2002— December 31, 2002	656			413		(d	)
BOUILLOT Isabelle	Director	March 5, 2002— December 31, 2002	47					26
CARMI Alberto	Director	January 1, 2002— December 31, 2002	62			93
FONTANA Giuseppe	Director	January 1, 2002— December 31, 2002	82			116		62
GALATERI DI GENOLA E SUNIGLIA Gabriele	Director(3)	January 1, 2002— December 31, 2002	71			116		26
GARDNER Richard	Director	January 1, 2002— December 31, 2002	60			47
MANULI Mario	Director	January 1, 2002— December 31, 2002	65			70
MARRONE Virgilio	Director	January 1, 2002— December 31, 2002	(e	)		(e	)
MATUTES JUAN Abel	Director	January 1, 2002— December 31, 2002	59			47
MIHALICH Iti	Director(3)	January 1, 2002— December 31, 2002	92			116		27
OTTOLENGHI Emilio	Director	January 1, 2002— December 31, 2002	63			109		98
SACCHI MORSIANI Gianguido	Director	March 5, 2002— December 31, 2002	53					304
VERMEIREN Remi Francois	Director	January 1, 2002— December 31, 2002	56			8
ARCUTI Luigi	Honorary Chairman(4)	January 1, 2002— December 31, 2002				47
ALBANI CASTELBARCO VISCONTI Carlo	Director(4)					39
BOTIN Emilio	Director(4)					8
INCIARTE Juan Rodriguez	Director(4)					47
MASINI Mario	Director(4)					47
SCLAVI Antonio	Director(4)					31
VERCELLI Alessandro	Director(4)					23
PAOLILLO Mario	Chairman of Statutory Auditors	January 1, 2002— December 31, 2002	105					240
BENEDETTI Aureliano	Statutory Auditor	January 1, 2002— December 31, 2002	69					116
DALLOCCHIO Maurizio	Statutory Auditor	January 1, 2002— December 31, 2002	71					21

MAZZI Paolo	Statutory Auditor	April 30, 2002— December 31, 2002	50
VITALI Enrico	Statutory Auditor	April 30, 2002— December 31, 2002	46
MIGLIETTA Angelo	Statutory Auditor	January 1, 2002— April 30, 2002	23	98
RAGAZZONI Ruggero	Statutory Auditor	January 1, 2002— April 30, 2002	23	78

(1)
This includes

  — for the Chairman and Managing Directors, the variable part of the compensation for 2002, as decided by the board of directors on March 4, 2003;

  — for the Directors, the compensation corresponding to the profit for the year 2001 of €1,203,000 divided proportionally to their presence at meetings held during the year, on the basis of a motion of the board of directors following the approval of the financial statements for 2001. For the year 2002, the amount due calculated according to Group results totals €889,000. Since the distribution to each member will be made after the Shareholders' meeting to approve the 2002 financial statements, such consideration will be reported in the relevant table attached to the financial statements for the year 2003.

(2)
Compensation matured with Sanpaolo IMI subsidiary companies from the date of commencement of office and compensation from the former Cardine group of companies matured from the date of the merger (June 1, 2002).

(3)
Members of the Executive Committee. Mr Galateri di Genola e Suniglia, Director, resigned from his office as Member of the Executive Committee on July 9, 2002. On the same date, the board of directors appointed Virgilio Marrone, Director, to membership of that Committee.

(4)
Members of the board of directors stepping down from office in 2001 from whom only the portion relating to the bonus for 2001 is shown.

(a)
€29,000 paid to Sanpaolo IMI.

(b)
€438,000 paid to Sanpaolo IMI.

(c)
€75,000 paid to Sanpaolo IMI.

(d)
€184,000 paid to Sanpaolo IMI.

(e)
€83,000 in emoluments of office and €116,000 in bonus and other incentives paid to IFI S.p.A.

        The aggregate compensation for the year ended December 31, 2002 for the Senior Managers was approximately €6 million, including the compensation received by certain Senior Managers for positions within the Group that they no longer cover. The above-mentioned compensation includes bonuses and other retirement benefits of approximately €2.5 million.

        Sanpaolo IMI pays annual bonuses to the Managing Directors based on corporate performance, measured primarily in relation to profitability. The annual bonuses also reflect the achievement of economic targets planned for the Group and for the areas of responsibility of each Managing Director's sectors.

Stock option plan for the year ended December 31, 2002

        The shareholders' meeting held on July 31, 1998 authorized the board of directors to introduce incentive plans in favor of Group managers by means of rights issues for amounts agreed subsequently of up to €40 million (14,285,714 Shares).

        In accordance with this mandate, the board of directors on February 9, 1999, launched the first plan, granting to the Managing Directors—as they were also General Managers—and 56 other executives a total of 6,772,000 rights, a third of which could be exercised from 2000, a third from 2001 and the other third from 2002 and not beyond March 31, 2003 (extended by the board of directors on July 30, 2002 to March 31, 2004), at a subscription price of €12.396 per Share. At the meeting held on June 27, 2000, the board of directors launched a second plan, assigning to the Managing Directors—as they were also General Managers—and 122 other executives a total of 3,378,270 rights, which could be exercised from 2003 and not beyond March 31, 2005, at a subscription price of €16.45573 per Share.

        On December 18, 2001, the board of directors approved a third stock option plan, structured as follows:

  •
  Beneficiaries: 171 Group executives, around 40 of whom are employed by subsidiaries;

  •
  Rights Assigned: 4,030,000 residual rights not yet assigned from the 14,285,714 rights included in the mandate granted by the shareholders to the board of directors.

  •
  Exercising Rights: after payment of the dividend for 2003 and not beyond March 31, 2006; it is possible to exercise these rights each year in four periods, each period consists of 25 days, following approval of the Group's quarterly results.

  •
  Subscription Price: €12.7229, which is the Sanpaolo IMI stock's average price for the month prior to the resolution approving the plan.

  •
  Restrictions: exercising rights may be subject to restrictions and cancellations, which are detailed in the stock option plan regulations; such restrictions relate to the transferability of the rights and the role of the beneficiaries in the organization.

        The Shareholders' Meeting, held on April 30, 2002 authorized the board of directors to introduce new incentive plans in favor of Group managers by means of rights issues, for amounts of up to €51,440,648 (18,371,660 Shares.)

        In accordance with this mandate the board of directors, on December 17, 2002 introduced a new incentive plan, structured as follows:

  •
  Beneficiaries: 291 Group executives, around 77 of whom are employed by subsidiaries.

  •
  Rights Assigned: 8,280,000 rights, of which the exercise of 2,825,000 rights depends on the Group's reaching of ROE and cost income targets for 2003.

  •
  Exercising Rights: after payment of the dividend for 2004 and not beyond March 31, 2007; it is possible to exercise these rights in four periods during each year, each period consists of 25 days, following approval of the Group's quarterly/semiannual results.

  •
  Subscription Price: €7.1264, which is the Sanpaolo IMI stock's average price for the month prior to the resolution approving the plan.

  •
  Restrictions: exercising rights is subject to restrictions and cancellations, which are detailed in the stock option plan regulations; such restrictions relate to the transferability of the rights and the role of the beneficiaries in the organization.

        The board of directors on May 14, 2002, on the basis of previous authorization by the shareholders' meeting held on April 30, 2002, launched a stock option plan for the Chairman and the Managing Directors, for the period 2001-2003. The board of directors was authorized to use treasury shares to service the plan. The plan is structured as follows:

  •
  Rights Assigned: 2,200,000 company shares;

  •
  Beneficiaries:

  •
  the Chairman, Rainer Masera, and Managing Directors, Alfonso Iozzo and Luigi Maranzana each have 450,000 fixed rights for the 2001-2003 period, plus another 150,000 rights each for the 2001-2003 period provided that the average Share price will reach a price of €20 per Share in the 30 days before the shareholders' meeting which will approve the 2003 financial results;

  •
  Managing Director Mr. Pio Bussolotto has 300,000 fixed rights for the 2001-2003 period, plus another 100,000 rights subject to the above mentioned condition;

  •
  Subscription Price: €12.6244, which is the Sanpaolo IMI stock's average price for the month prior to the resolution approving the plan;

  •
  Exercising Rights: at the end of the period 2001-2003, after payment of the dividend for 2003 and before the approval by the board of directors of the 2005 financial results and, in any event, not after March 31, 2006;

  •
  Restrictions: the rights are not transferable inter vivos; the options expire if employment is terminated before the expiration of the mandate; the board of directors must, upon the proposal of the Committee for Remuneration and Human Resources Policies (Comitato Tecnico per la Remunerazione e le Politiche del Personale) and after consultation with the Statutory Auditors confirm the options and determine their amounts in consideration of the length of employment and the reasons for the termination thereof.

        In 2002, the board of directors approved the first bonus issue of Shares to employees of Sanpaolo IMI Bank in service on June 27, 2002. The bonus was linked to the 2001 productivity premium paid in May 2002 and the level of remuneration of each employee.

        14,427 employees, 72.5% of those entitled, elected to receive Shares, which amounted to 1,912,373 Shares with a reference cost per Share of €10.0196 (calculated according to the current tax standards), for a commitment of €19.2 million. Those Shares will not be eligible for sale for a period of three years.

        Finally, on March 4, 2003, the board of directors approved a second bonus issue of Shares to the employees of Sanpaolo IMI Bank which is connected to the level of the remuneration and the productivity premium for 2002 which will be paid in 2003.

        If the rights assigned and not yet exercised in 2002 (4,305,834) were to be exercised, this would entail further increases in capital of €12,056,335 million and the booking of additional paid-in capital of €41,318,783 million.

	Number of shares	Average exercise price €	Market price €
Development of stock option plans in 2002
Rights at January 1, 2002	11,654,104	13.66497	12.041	(a)
New rights assigned in 2002 to executives	5,455,000	7.1264	6.703	(b)
New rights assigned to Chairman and Managing Director	1,650,000	12.6244	11.742	(c)
Rights exercised in 2002	—	—	—
Rights expired in 2002(d)	-245,000	14.3989	—
Right at December 31, 2002	18,514,104	10.9061	6.200	(e)
Of which: exercisable at December 31, 2002(f)	—	—	—

(a)
Market price at December 31, 2001.

(b)
Market price at the time of the resolution of the board of directors (December 18, 2002).

(c)
Market price at the time of the resolution of the board of directors (May 15, 2002).

(d)
Rights no longer exercisable following termination of employment.

(e)
Market price at December 30, 2002.

(f)
At December 31, 2002 no rights were exercisable in that the date is not included in the infra-annual period for the exercise of rights. It should be noted that, at December 31, 2002, there were 4,305,834 residual rights exercisable in 2002, at the price of €12.396; these rights will again be exercisable from 2003.

        As of December 31, 2002, under the 1999-2001 stock option plan, senior managers other than the Managing Directors had exercised 175,000 rights. Rainer Stefano Masera had exercised 246,666 options. As of such date an additional 1,834,500 options had been exercised by other managers.

	Options Assigned as of December 31, 2002				Options Exercisable as of December 31, 2002
	Minimum Residual Expiration Period
Exercise Prices (€ per Share)	February 2003- March 2004(a)	May 2003- March 2005	May 2004- March 2006	May 2005- March 2007	Total	Average Residual Expiration Period
12.396	4,305,834	—	—	—	4,305,834	—
16.45573	—	3,208,270	—	—	3,208,270	—
12.7229	—	—	3,895,000	—	3,895,000	—
12.6244	—	—	1,650,000	—	1,650,000	—
7.1264	—	—	—	5,455,000	5,455,000	—
Total	4,305,834	3,208,270	5,545,000	5,455,000	18,514,104	—

(a)
The board of directors has postponed the expiration of the 1999 option plan from March 2003 to March 2004.

C. Board Practices

Directors' Benefit Arrangements on Termination

        As of June 10, 2003, two Directors are entitled to compensation if not re-elected for the 2004-2006 term. The amount of compensation to which each such Director would be entitled is an amount equivalent to one year's remuneration during the 2001-2003 term. In effect, these arrangements preserve and defer a termination benefit to which the two Directors would have been entitled had they remained senior management employees. The compensations were granted to the Directors by a resolution of the board of directors and not by contractual arrangements. Except as discussed herein, there are no service contracts between any Director and Sanpaolo IMI providing for benefits upon termination of service.

Internal Audit Department and Comitato Audit

        The Bank of Italy's orientation on supervisory activities in recent years concentrates on verifying that banks have an adequate level of efficiency and control. This has led the Bank of Italy to revise its regulatory instructions on matters of internal control.

        The approach, which reflects international developments, features a limited number of prescriptive measures, preferring to establish a set of principles for banks to follow; the idea is also to stimulate the management to develop highly effective systems of internal control.

        The terminology used by the Bank of Italy, "System of Internal Control", introduces a strong concept of innovation: no longer controls involving purely formal checks, but integrated by a series of control subsystems to monitor all kinds of risks by operating in an integrated manner at all levels of the organization.

        The internal auditing function is also called upon as part of this new approach to direct its efforts towards checking the adequacy of the organization as a whole, evaluating the company's ability to achieve its objectives with efficiency and effectiveness.

        In Sanpaolo IMI this task is entrusted to a separate Internal Auditing Department which has the necessary independence from the operating structures as it reports directly to the three Managing Directors. In carrying out its duties, the Internal Audit Department is not subject to any limits in its access to company information, archives and assets, as foreseen in the Internal Audit Regulations approved by the board of directors in December 1999, which extend to the whole Group a system of internal controls that allows the Parent Bank to exercise effective control over the Group's overall risk exposure.

        The Internal Audit Department has to evaluate the adequacy of the Group's overall system of internal controls, check that operations are carried out properly and that the risk trend is kept under control; it also has to bring to the attention of the board of directors and of the Senior Managers any improvements that could be made to the Group's risk management policies, measurement tools and procedures.

        The Internal Audit Department reports on its activities on a quarterly basis to the board of directors, as well as to the Comitato Audit. The Comitato Audit has been formed pursuant to applicable Italian regulations.

        The Comitato Audit consists of the following non-executive and independent directors:

    Giuseppe Fontana (Chairman)
    Emilio Ottolenghi
    Enrico Salza

        Mr. Marrone, who was elected to the board of directors pursuant to the Agreement Among Shareholders and, therefore, is not an independent Director is also a member of the Comitato Audit. The Managing Directors and the Chairman of the Board of Statutory Auditors, as well as the Heads of the Accounting Department and of the Audit Department in their respective capacities, take part in the meetings of the Comitato Audit.

        The Comitato Audit normally meets monthly; in 2002 the Comitato Audit met 16 times. The Comitato Audit analyzes the issues and the relevant policies in order to assess, in the context of its evaluation of the internal control system, issues which should be further investigated. The Comitato Audit also evaluates the adoption of the most appropriate corrective measures in order to deal with omission and anomalies of the audit processes, both internally and with the independent auditors.

        In particular the Comitato Audit:

  •
  assists the board of directors in its role in determining the guidelines and periodical check on the adequate and effective functioning of the internal controls of the Parent Bank and companies of the Group;

  •
  evaluates the work plans prepared by internal control and receives their periodical reports;

  •
  evaluates, together with the independent auditors, the management, the adequacy of the accounting principles used and their coherence in the preparation of the consolidated financial statements;

  •
  evaluates the proposals formulated by the independent auditors, as well as the work plan set out for the audit and the results contained in the report and letter of suggestions;

  •
  maintains close contact with the Board of Statutory Auditors, through the participation of the Chairman of the Board of Statutory Auditors at meetings, so as to allow reciprocal and timely information on the internal controls system;

  •
  refers to the board of directors, at least every six months, on the occasion of the approval of the annual and interim reports, the activity undertaken and the adequacy of the system of internal controls of the Group; and

  •
  undertakes further responsibilities assigned to it by the board of directors, particularly in relations with the independent auditors.

        The Comitato Audit also undertakes the responsibilities and functions relating to it as a regulatory body pursuant to legislative decree no. 231 of 2001.

D. Employees

        The total number of employees of the Sanpaolo IMI Group at the end of 2002 was 45,650. Excluding the former Cardine group (as of December 31, 2001) and Banka Koper personnel, Group personnel at the end of 2002 included 34,097 employees, 931 less than at the end of 2001.

        At the end of 2002 the Parent Bank had 28,036 employees, a decrease of 973 against 2001 (573 new employees and 1,546 departures). The comparison is based on pro forma figures that include Banco di Napoli, notwithstanding the spin-off of the tax collection activities, and 24 employees of Cardine's foreign branches acquired by the Parent Bank in June 2002.

        The Group's rationalization plan continued in 2002. Given this policy, the incentive plan to encourage voluntary severance continued and was accepted by a total of more than 1,100 employees. This also results from a generational change, as younger people and those with specialist professional skills are hired.

        The following table shows the Group's total headcount at the dates indicated:

	At December 31, 2002		At December 31, 2001				Change 12/31/02-12/31/01
			with the former Cardine group and Banka Koper		without the former Cardine group and Banka Koper		with the former Cardine group and Banka Koper
		%		%		%		%
Year-end headcount	45,650	100.0	46,556	100.0	35,028	100.0	(906)	(1.9)
Executives	881	1.9	834	1.8	649	1.9	47	5.6
Managers	14,387	31.5	14,479	31.1	11,946	34.1	(92)	(0.6)
Other employees	30,382	66.6	31,243	67.1	22,433	64.0	(861)	(2.8)

        The comparison is influenced by the reclassification of "Executives" of Banco di Napoli.

  Employees by main category of activity and by geographic location

December 31, 2002
Domestic banking	35,878
Italy	26,031
Luxembourg (International Private Banking)	102
Austria (International Private Banking)	9
Switzerland (International Private Banking)	17
Cardine (Cardine Finanziaria and its seven bank networks)	9,719
Wealth Management and Financial Markets	1,058
Italy	908
Luxembourg	85
United States	45
United Kingdom	13
Japan	7
Personal Financial Services	1,880
Italy	1,503
France	247
Luxembourg	100
Ireland	9
Switzerland	21
Foreign and International Business	2,248
Foreign Network	111
France	1,239
Ireland	12
Romania	399
Slovenia (Banka Koper)	487
Corporate Center	4,586
Italy	4,553
Portugal	2
Luxembourg	1
United Kingdom	30

        In 2002, on average the Parent Bank had approximately 36 temporary employees.

  Employment Agreements

        National collective contracts in Italy are generally negotiated between the national association of banks and the national unions. The relations of the individual banks with their employees must be based on and comply with the guidelines set out by the national collective contracts. The national collective contract for non-management staff (which covers almost all Sanpaolo lMI employees), signed on July 11, 1999, expired, for the economic terms, on December 31, 2001, and will expire, for all other binding terms, on December 31, 2003.

        Agreement on the economic terms of the national collective contract was reached April 4, 2002, with provision for an increase in salaries equal to 5.4% over two years (3.8% for the year 2002 and 1.6% for the year 2003). The new terms also include significant cuts in seniority pay, bonuses and the starting salary for newly hired employees; moreover, hirings are made more flexible as a result of the adoption of temporary or part-time contracts.

        At a company level in May 2001, Sanpaolo IMI signed the renewal of the second-level collective agreement, which introduced several important innovations, such as the definition of the new professional skills and a stock purchasing plan for all employees. In 2001, Sanpaolo IMI also increased its staff performance-related bonus schemes. The incentive scheme, extended to all areas of Sanpaolo IMI during the year 2001, covers almost 100% of personnel. It is directly related to the achievement of set targets and provides for cash bonus payments, calculated and communicated in advance, both for the branch managers and for the staff.

        At the end of 2002, Sanpaolo IMI and the trade unions entered into agreements relating to labor contracts for the personnel of the former Banco di Napoli. See "Item 4. Information on Sanpaolo IMI—History and Developments of Sanpaolo IMI—Significant Developments in 2002—Internal Group Developments—Integration with Cardine and Banco di Napoli".

        At the end of 2002, negotiations relating to the reduction of personnel and the rationalization of the Group's human resources as envisaged by the 2003-2005 Business Plan started. See "Item 4. Information on Sanpaolo IMI—History and Developments of Sanpaolo IMI—Recent Developments—The 2003-2005 Plan—Significant Developments in 2002—Internal Group Developments—Integration with Cardine and Banco di Napoli".

        The negotiations were concluded in June 2003. Agreements were reached to access the "Fondo di solidarietà per il sostegno del reddito, dell'occupazione e della riconversione e riqualificazione professionale del Personale del Credito" a specialized national welfare fund, in the credit contractual sector, of the INPS (as defined below). The welfare fund allows, on a voluntary basis, personnel to retire prior to the terms prescribed by applicable laws and other statutory provisions.

  Benefits

        Sanpaolo IMI provides certain retirement benefits to its employees. From December 31, 1990, Sanpaolo and its employees began to make certain contributions to the Istituto Nazionale per la Previdenza Sociale ("INPS"), the state-run pension scheme, which provides a flow of income to employees upon retirement.

        Until December 31, 1990, employees of Sanpaolo were entitled to retirement benefits from the Cassa di Previdenza, a private pension scheme funded by Sanpaolo and by Sanpaolo's employees. In accordance with the Amato Law, Sanpaolo was no longer due to make payments to the Cassa di Previdenza after December 31, 1990. After December 31, 1990, those employees who were employed by Sanpaolo as of that date became entitled to receive from the Cassa di Previdenza supplemental benefits which, when added to the payments from INPS, provide such employees with equivalent retirement coverage as was previously extended to them under the Cassa di Previdenzaplan before December 31, 1990. Approximately 9,500 employees of Sanpaolo IMI will benefit from this retirement plan. As of

December 31, 2002 Sanpaolo IMI had set aside a total of €117.8 million during the previous years with respect to this specific retirement coverage.

        Sanpaolo IMI has also created the Fondo Pensioni del Gruppo Sanpaolo IMI, a private pension fund to which employees can make tax deductible contributions. Sanpaolo IMI itself pays tax deductible contributions to the same fund on behalf of such employees.

        Furthermore, pursuant to Italian legislation, Sanpaolo IMI annually sets aside for every employee a certain amount (equal to the employee's annual salary divided by 13.5), and upon retirement, pays the employee the sum of such amounts adjusted for inflation. Sanpaolo IMI accrues this fund on its balance sheet.

  Labor Relations

        Overall, Sanpaolo IMI considers satisfactory the relations with its employees. Approximately three-quarters of the employees belong to one of the nine national unions, representing both employees and middle-management. This is in accordance with data from the Italian banking sector.

E. Share Ownership

        Investments in Sanpaolo IMI and in the companies it controls held by the directors, statutory auditors and managing directors of Sanpaolo IMI and by other persons as per Article 79 of CONSOB Resolution no. 11971 of 5/14/99 are as follows:

Name	Company	How held	Shared held on December 31, 2001	Shares acquired during 2002	Shares sold during 2002	Shares held on December 31, 2002
Bussolotto Pio	Sanpaolo IMI	Direct	3,000	—	—	3,000
Carmi Alberto	Sanpaolo IMI	Spouse	10,000	—	—	10,000
Fontana Giuseppe	Sanpaolo IMI	Direct	0	30,000	30,000	—
Iozzo Alfonso	Sanpaolo IMI	Direct	7,087	—	—	7,087
Masera Rainer	Sanpaolo IMI	Direct	180,900	—	30,900	150,000
		Spouse	27,500	—	—	27,500
Matutes Juan Abel	Sanpaolo IMI	Affiliate	761,517	—	—	761,517
Milalich Iti	Sanpaolo IMI	Direct	6,000	2,000	—	8,000
Ottolenghi Emilio	Sanpaolo IMI	Direct	320,000	—	—	320,000
		Affiliate	4,110,000	548,731	—	4,658,731
		Spouse	4,000	—	—	4,000
Rayneri Alessandro	Sanpaolo IMI	Affiliate	15,000	3,000	—	18,000
		Spouse	0	2,000	0	2,000
Rossi Orazio	Sanpaolo IMI	Direct	52,593.50	—	0.50	52,593
	Sanpaolo IMI	Spouse	0	34,000	—	34,000
Sacchi Morsiani Gian Guido	Sanpaolo IMI	Direct	33,000	200,591.25	33,591	200,000
Salza Enrico	Sanpaolo IMI	Direct	500	—	—	500
		Spouse	1,250	—	—	1,250

        Any senior manager or director, as of December 31, 2002, owned less than 1% of the Shares of Sanpaolo IMI.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. The Major Shareholders

Agreement Among Shareholders

        On April 24, 2001, the Compagnia di San Paolo entered into agreements (collectively the "Agreement Among Shareholders"), to consult and co-ordinate the voting at the shareholders' meeting of Sanpaolo IMI called for April 2001 with IFI/IFIL and Societá Reale Mutua di Assicurazioni (Compagnia di San Paolo, IFI/IFIL and Societá Reale Mutua di Assicurazioni, collectively, the "Parties"). The Agreement Among Shareholders was extended on February 25, 2002 to include CDC Ixis Italia Holding S.A. ("CDC Ixis") a company belonging to the CDC group.

        On April 24, 2003, IFI transferred to IFIL its interest in Sanpaolo IMI. While IFIL remains a party to the Agreement Among Shareholders, IFI is no longer a party to it.

  Parties to the agreement and number of shares

        The Agreement Among Shareholders concerns 352,647,310 Shares representing 16.21% of the ordinary capital and 19.20% of the total capital of Sanpaolo IMI, taking into consideration the Azioni Privilegiate held by the Compagnia di San Paolo.

  •
  Compagnia di San Paolo with 226,525,988 Shares representing 12.33% of the capital, of which 108,662,399 are ordinary Shares of Sanpaolo IMI (7.5% of the ordinary capital) and 117,863,589 Azioni Privilegiate. In addition, Compagnia di San Paolo holds 39,477,463 Azioni Privilegiate which are not part of the Agreement Among Shareholders.

  •
  Giovanni Agnelli e C. (IFI/IFIL) with 69,952,000 ordinary Shares of Sanpaolo IMI (4.83% of the ordinary capital and 3.81% of the total capital). IFI/IFIL controls Fiat.

  •
  Societá Reale Mutua di Assicurazioni with 28,080,500 ordinary Shares of Sanpaolo IMI (1.94% of the ordinary capital and 1.53% of the total capital) of which 2,184,000 were held through the subsidiary Compagnia Italiana di Previdenza, Assicurazioni e Riassucrazioni (0.15% of the ordinary capital and 0.12% of the total capital).

  •
  CDC Ixis with 28,088,822 ordinary Shares of Sanpaolo IMI (1.94% of the ordinary capital and 1.53% of the total capital). CDC Ixis, together with its parent company Caisse des Dépots et Consignations hold 31,294,572 ordinary Shares (2.16% of the ordinary capital and 1.70% of the total capital.)

        Following the Fondaco Contribution, Fondaco SGR will solely be entitled to enter into agreements relating to the Foundation Interests in Sanpaolo IMI. See "Item 4. Information on Sanpaolo IMI—Significant Developments during 2002—Cardine—Ownership structure of Sanpaolo IMI upon completion of the Cardine Merger".

  Consultation

        The Parties will consult from time to time to exchange opinions concerning the status of their interests as shareholders of Sanpaolo IMI.

  Obligation not to trade Shares of Sanpaolo IMI and related rights

        Each Party has agreed not to modify in any way, for the entire duration of the Agreement Among Shareholders, as described below, except with the prior written consent of the other Party, its shareholding in the capital of Sanpaolo IMI. The Parties, directly or indirectly, or through any intervening personnel or entity:

  •
  will not acquire additional Shares of Sanpaolo IMI;

  •
  will not trade in any way rights of any sort related to the Shares of bank and, in particular, will not take on any obligations or make agreements of any sort with any third party concerning the exercise of rights or possible rights deriving from possession of the Shares of Sanpaolo IMI;

  •
  will not transfer in any way Shares of Sanpaolo IMI held by them, nor subject them to any agreement, lien, encumbrance, guarantee or charge which may in any way limit their full and unconditional availability.

  •
  these restrictions do not include:

  •
  purchases and sales of Shares in Sanpaolo IMI, within the limit of 2.5% of Sanpaolo IMI capital, made temporarily in the context of trading, treasury management, purchase of guarantees or investments of reserves by insurance companies forming part of the group;

  •
  transfers made within the same group, as understood pursuant to Article 2359 of the Civil Code, on condition that the transferring party remains responsible for the transfer and the recipient agrees unconditionally to the agreement.

        Notwithstanding the foregoing, the Compagnia di San Paolo has the right to reduce its shareholding in the capital of Sanpaolo IMI.

  Duration and early dissolution

        The Agreement Among Shareholders will terminate automatically and will no longer have effect the 15th day preceding the date of the shareholders' meeting of the bank called to approve the financial statements for the year ending December 31, 2003.

        In addition, the Agreement Among Shareholders terminates automatically upon the occurrence of either:

  •
  the resignation of all the Directors with the consequent removal of the whole Board pursuant to Article 2386 of the Civil Code; or

  •
  the launching of a public tender offer or an exchange offer, by third parties, for Shares of Sanpaolo IMI such as to allow, if such offer is successful, the acquisition of a controlling interest in Sanpaolo IMI or in any case the possession by the offeror of a quantity of Shares greater than that held by the Compagnia.

Other Agreements

        The Compagnia di Sanpaolo reserves the right to make similar consultative agreements with other shareholders of Sanpaolo IMI. In such case, the Compagnia di Sanpaolo will give notice to the other parties to the Agreement Among Shareholders, and such parties may withdraw, without any penalty, from the Agreement Among Shareholders within 15 days following the notice.

        Sanpaolo IMI and the CDC group entered into an agreement relating to their exchange of shares which occurred in 2001. See Item 4.—Information on Sanpaolo IMI—History and Developments of Sanpaolo IMI—Developments During 2002—Collaboration with CDC.

Table of Major Shareholders

        The following table sets forth, as of June 10, 2003, the Sanpaolo IMI shareholders holding 1% or more of the outstanding Sanpaolo IMI Shares, with their corresponding interests in Sanpaolo IMI.

Shareholders (direct and/or indirect)	Ordinary Shares	Azioni Privilegiate	Total Shares	% of total capital 1,837,166,000 Shares(1)	% of ordinary capital 1,448,831,982 Shares(2)
Compagnia di San Paolo	108,662,399	157,341,052	266,003,451	14.479%	7.500%
Fondazione CRPR	63,487,817	134,968,267	198,456,084	10.802%	4.382%
Fondazione CRB	45,174,581	96,024,699	141,199,280	7.686%	3.118%
Santander Central Hispano	—	—	117,064,449	6.372%	8.080%
IFIL	—	—	70,371,000	3.830%	4.857%
Deutsche Bank AG	—	—	67,642,211	3.682%	4.669%
Credito Emiliano Holding S.p.A.	—	—	40,200,642	2.189%	2.776%
Monte dei Paschi di Siena	—	—	37,545,168	2.044%	2.213%
Fondazione Cariplo	—	—	32,057,549	1.745%	2.213%
Caisse des Dépots et Consignations (CDC)	—	—	31,294,572	1.703%	2.160%
Templeton Global Advisers Ltd	—	—	28,316,530	1.541%	1.954%
Società Reale Mutua di Assicurazioni	—	—	28,285,876	1.540%	1.952%
Ente Cassa di Risparmio di Firenze	—	—	28,050,000	1.527%	1.936%
Fondazione Cassa di Risparmio di Venezia	—	—	27,088,729	1.474%	1.870%

(1)
Total capital takes the Azioni Privilegiate held by the Foundations into consideration.

(2)
Ordinary capital does not take the Azioni Privilegiate held by the Foundations into consideration.

Differences in Voting Rights

        Certain classes of voting rights were created in connection with the Cardine Merger. See "Item 4. Information on Sanpaolo IMI—Significant Developments during 2002—Cardine—Ownership structure of Sanpaolo IMI upon completion of the Cardine Merger".

Number of Record Holders in the United States

        As of June 11, 2003, there were 7,024,764 ADSs outstanding, representing 14,049,528 Shares or approximately 0.970% of Sanpaolo IMI's ordinary share capital; as of such date, there were 24 holders of record of Sanpaolo IMI ADSs.

B. Related Party Transactions

Material Related Party Transactions

        In May 2002, Sanpaolo IMI sold 8% of Cardine to the Compagnia di San Paolo. The sale was part of the streamlining of the Group's equity holders. See "Item 4. Information on Sanpaolo IMI—History and Developments of Sanpaolo IMI—Significant Developments during 2002—Cardine—Streamlining of Group's equity holding through transactions including Sanpaolo IMI and Compagnia di Sanpaolo".

        As part of the streamlining of the Group's equity holdings, certain Directors of the Group and affiliates thereof sold minority stakes in Old NHS, the company whose shares were a material portion of the assets sold by the Compagnia di San Paolo in the above referenced transaction, to Sanpaolo IMI. The sale of such minority stakes were for cash. Sanpaolo IMI paid approximately €9.4 million for a 2.56% stake in Old NHS. Concurrently the Directors of the Group and the affiliates thereof which sold their stakes in Old NHS to Sanpaolo IMI, purchased Cardine shares from Sanpaolo IMI for the amount that they were due for the interest in Old NHS that they sold to Sanpaolo IMI. The valuations of the stakes in Old NHS and of the Cardine shares transferred pursuant to these transactions is the same as the valuations made in the above referenced transaction between Sanpaolo IMI and Compagnia di San Paolo. See "Item 4.—Information on Sanpaolo IMI—A. History and Developments of Sanpaolo IMI—Significant Developments During 2002—Cardine—Streamlining of Group's equity holding through transactions involving Sanpaolo IMI and Compagnia di San Paolo".

        Other material related party transitions include:

  •
  The agreement with Cassa di Risparmio di Firenze for the acquisition of a 20.24% stake in Eptaconsors held by CRF. The transaction was completed in January 2003 at a price of €19 million. See "Item 4. Information on Sanpaolo IMI—History and Developments of Sanpaolo IMI—Developments During 2002—Purchase by Sanpaolo IMI of the Cassa di Risparmio di Firenze stake in Eptaconsors".

  •
  The purchase by the Parent Bank, for €230 million, of 100% of the shares held by Compagnia di San Paolo in CIP. CIP was subsequently transferred to Banca OPI and changed its name to FIN.OPI. See "Item 4. Information on Sanpaolo IMI—History and Developments of Sanpaolo IMI—Developments During 2002—Cardine—Streamlining of Group's equity holding through transactions involving Sanpaolo IMI and Compagnia di Sanpaolo".

  •
  The purchase by the Parent Bank of the minority stakes in Sanpaolo IMI Private Equity from CRF (a 5% stake for a price of €14 million), from Compagnia di San Paolo (two tranches for a total of 39.8% for a total price of €101 million), from Petrolifera Italo Rumena, a company attributable to a director of the Parent Bank (a 1.7% stake for a price of €5 million) and by other partners a 2.5% stake. See "Item 4. Information on Sanpaolo IMI—History and Developments of Sanpaolo IMI—Developments During 2002—Rationalization Efforts—Rationalization of the Group's presence in private equity".

  •
  The purchase by the Parent Bank of the minority stakes in IMI Investimenti from Compagnia di San Paolo (a 39.8% stake for a total interest price of €145 million), a 5% stake of IMI Investimenti in exchange for Cardine Banca shares from Petrolifera Italo Rumena (a 1.7% stake for a price of €6 million) and by other partners (a 2.5% stake). See "Item 4. Information on Sanpaolo IMI—History and Developments of Sanpaolo IMI—Developments During 2002—Rationalization Efforts—Rationalization of the Group's presence in private equity".

        There are outstanding loans to a party of the Agreement Among Shareholders, see "Item 4. Information on Sanpaolo IMI—History and Developments of Sanpaolo IMI—Developments During 2002—Fiat—Control of Fiat", to members of the board of directors and to Senior Managers. All such loans were made in the ordinary course of business, on substantially the same terms (including interest rates and collateral) as those prevailing at the time for comparable transactions and did not involve more than the normal risk of collectibility or present other unfavorable features.

        Any loans to members of the board of directors and Senior Managers comply with applicable laws and regulations and with Sanpaolo IMI's policy on loans.

Loans and Guarantees Given

  Loans and guarantees given

	December 31, 2002	December 31, 2001
	(in millions of €)
Directors	39	44
Statutory Auditors	—	—

        The amounts indicated above include loans granted to and guarantees given by the Group to the Directors and Statutory Auditors, €0.1 million, and to companies and banks identified pursuant to article 136 of the Consolidated Banking Act, €38.7 million, including the drawdown against credit lines granted to the latter.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

        See the Consolidated Financial Statements and related notes in the F-pages.

        See "Item 17. Financial Statements".

        Sanpaolo IMI's dividend policy is to maximize dividend payout while complying with the standards of a well capitalized financial institution.

Legal Proceedings

        The Group is subject to certain claims and is a party to a large number of legal proceedings relating to the normal course of its business. Although it is difficult to determine the outcome of such claims and proceedings with certainty, Sanpaolo IMI believes that liabilities related to such claims and proceedings are unlikely to have, in the aggregate, a material adverse effect on the Group's financial condition or results of operations.

  Incompatibility of the Ciampi Law with the principles of European Community

        With its Decision C 3955 dated December 11, 2001, the European Commission declared incompatible with the European Community law the tax break provided by the Ciampi Law in case of mergers of banks or of banking groups and has ordered the Italian government to suspend these facilities and to retrieve from the banks the sums that correspond to the facilities which they had taken advantage of. In compliance with the decision of the European Community, the Italian Government, with the Law Decree No. 282 of December 24, 2002, has ordered the restitution of the fiscal benefits before December 31, 2002. In compliance with the Law Decree, Sanpaolo IMI paid out the total amount of €200 million on December 31, 2002, using the sums that were previously appropriated to a specific fund.

        The above-mentioned decision by the European Commission has been appealed by the Italian Government and by the banks involved (including Sanpaolo IMI) before the European Courts. The judgment is still pending. However, the outcome of this judgment is not expected to have an adverse effect on the Sanpaolo IMI Group. In case of an adverse ruling, the obligation of paying out the sums settled in December 2002 would be confirmed, while, whereas, in case of a positive ruling, the Sanpaolo IMI Group would have the right to the restitution of the paid amounts.

  Italian government regulations on subsidized residential mortgage loans

        In light of declining interest rates in Italy, various regulations were issued in 1999 which imposed upon the entire Italian banking sector a review of interest rates on loans subsidized totally or partially by the public sector, if so requested by the borrowers or loan sponsors. Article 29 of Law no. 133 of 1999 on low-interest residential mortgage loans is the act with the largest potential impact on the Sanpaolo IMI Group. If implemented, the regulation is expected to apply retroactively from July 1, 1999.

        The Italian banking sector is seeking to prevent the application of the act. Sanpaolo IMI and other new banks filed an appeal against the implementing decree, Ministerial Decree 110 of March 24, 2000, which was decided by the Regional Administrative Court of Lazio against the banks. A new appeal is currently pending. For the act to become applicable, the Ministry of Economy and Finance will have to establish, pursuant to Article 145.62 of the Budget Law of 2001, an "actual global average rate" applicable to the residential mortgage loans covered by the act. On March 31, 2003, the Ministry of Economy and Finance established that the rate will be 12.61%, applicable to installments maturing after July 1, 1999. Sanpaolo IMI has set aside sufficient funds to comply with the decree.

  Italian government regulations on other subsidized loans

        Two other regulations have been issued, one under Law no. 226 of 1999 on assistance to flood victims in the Piedmont region and one under Article 128 of Law no. 388 of 2000 on subsidized agricultural loans, which have the same effect of imposing upon the entire Italian banking sector a review of interest rates on certain subsidized loans, if so requested by the borrowers or loan sponsors.

        In connection with Law no. 226 of 1999 Sanpaolo IMI took in 2001, appropriate steps to conform to the new regulation, whose negative effects were not significant in 2002 and are not expected to be significant in the following years.

        For Article 128 of no. Law 388 of 2000 to become applicable, an implementing Ministerial Decree will have to be issued. No such Decree has yet been issued. If implemented, the regulation is expected to apply to interest accruing on the relevant loan from the date on which a request for renegotiation of the applicable interest rate is made. The interest rates that will apply to the Group's outstanding loans that are covered by the regulation will not be known until the implementing procedure described above has been resolved and negotiations with requesting borrowers or loan sponsors are completed.

  Current account overdrafts

        The Italian banking system is characterized by the relatively large proportion of overdraft financing provided through current accounts. A borrowing is made whenever a customer's drawings exceed the credit balance in the account. An overdraft customer is granted a maximum overdraft limit on the basis of Sanpaolo IMI's lending criteria, and the customer can draw on the overdraft facility. Debit interest on overdraft facilities is typically charged quarterly and at a floating rate. Overdrafts are demand loans and are generally not subject to repayment schedules.

        With three innovative judgments rendered in 1999 against some Italian banks, the Italian High Court (Corte di Cassazione) declared invalid the practice of Italian banks to capitalize interest income on a quarterly basis. The practice has been subsequently reasserted in two judgments rendered in 2002.

        In order to clarify the issue after these decisions, the Italian Government (with Decree no. 342 of 1999) enacted the validity of the above mentioned practice, for the current accounts opened before April 22, 2000 (the date of its promulgation), while required that interest income and interest charges must be capitalized on the same time basis for the current accounts opened after April 22, 2000.

        In a ruling published October 17, 2000, the Italian Constitutional Court (Corte Costituzionale) decided that the provisions of Decree no. 342 of 1999 were unconstitutional to the extent they apply to current accounts opened before the promulgation of this legislative measure. The Constitutional Court did not express an opinion on the substantive issue of whether the practice to capitalize interest income for current accounts opened before April 22, 2000 was permitted under Italian Civil law, but established that Italian Parliament had not delegated sufficient power to the Italian Government to enact such a provision. The outcome of the dispute is uncertain. Some judges rendered contrasting decisions. At present the number of the actions brought against Sanpaolo IMI is not very large and is has not increased since the above mentioned judgments of the High Court.

  Italian law on fixed rate mortgage loans

        Decree Law no. 394 of December 29, 2000 on usury was enacted into law on February 27, 2001. This law applies to any installments on fixed-rate mortgage loans due after January 2, 2001, and requires banks to renegotiate outstanding loans on the basis of a "substitute rate" of 9.96% for residential and business mortgage loans, reduced to 8% for residential mortgage loans of up to €77,469 for the purchase of a primary residence (provided it is not considered a luxury home).

        During 2001 and 2002 Sanpaolo IMI Group took appropriate steps to conform to the law and the negative impact of renegotiated fixed-rate mortgage rates is gradually decreasing. Going forward, management does not expect this law to have a material adverse effect on the Group.

  Administrative proceeding concerning Sanpaolo IMI Asset Management SGR S.p.A.

        In 2002, CONSOB brought an administrative proceeding against Sanpaolo IMI Asset Management SGR S.p.A. ("Sanpaolo IMI Asset Management" a company of the Group operating in the asset management business), claiming that the positive result of an investment fund was obtained to the detriment of two other funds in the absence of an adequate audit system.

        Sanpaolo IMI Asset Management responded to CONSOB, asserting that there is no connection among the performances of the three funds and that it always took appropriate measures as far as internal controls are concerned. On December 24, 2002, CONSOB fined Sanpaolo IMI Asset Management €499,000. Sanpaolo IMI Asset Management has appealed the fine. The appeal is currently pending and it is not currently possible to anticipate its outcome.

  Cardine Group

        In December 2000, banks belonging to the Cardine Group (CRPR, CRB and Cassa di Risparmio di Gorizia) assigned their tax collection business to Ge. Ri. Co. S.p.A. giving an unlimited guaranty to the assignee for any possible capital loss, contingency or negative variations that could arise subsequent to this assignment. The guaranty applies to risks relating to the period before December 31, 2000 and is valid until December 31, 2005.

        During 2002, the Ministry of Finance brought a claim against Ge. Ri. Co. for certain alleged irregularities on the part of some tax collectors before December 2000, demanding compensation for damages for non-collected taxes. Any claims that Ge. Ri. Co. may have to pay in the future as a result of this proceeding are covered by the guaranty now assumed by Sanpaolo IMI. Such claims are numerous but their individual amount is not significant; furthermore, the relevant proceedings are still pending and it is not currently possible to determine their outcome or their duration. Sanpaolo IMI has set aside a specific fund (Rischie Oneri Diversi) to cover these amounts.

  Fideuram Vita and Sanpaolo IMI Life

        Fideuram Vita is involved in a dispute with the tax authorities regarding the years from 1985 to 1987. Fideuram Vita obtained a favorable judgment in the first instance, but substantially unfavorable decisions were issued against it in the subsequent appeals. Fideuram Vita has appealed to the High Court (Corte de Cassazione), as it is still confident that the case should be resolved in its favor. If, however, the adverse ruling is confirmed, the potential liability for Fideuram Vita would not be material, but would however become significant (albeit covered by existing reserves) if subsequent open years (from 1997 onwards) were also contested. Based on expert opinions, and taking into account the positive evolution of the dispute and the fact that the case involves a practice that is universally applied by the insurance industry, Fideuram Vita has not made any specific provision for this risk.

        Furthermore, in December 2002, the Sanpaolo Life Ltd. ("Sanpaolo Life") subsidiary received notification of a dispute issued by the tax police (Guardia di Finanza) in respect of a tax audit at Banca Sanpaolo Invest S.p.A ("Banca Sanpaolo Invest").

        With respect to the Sanpaolo Life products sold by Banca Sanpaolo Invest and by other Sanpaolo IMI Group distribution channels on behalf of the insurance broker with which Sanpaolo Life has a distribution agreement, the tax police claim that Sanpaolo Life is effectively an Italian business and therefore its products are subject to Italian taxation.

        On the basis of a detailed review performed with the assistance of Group tax experts and qualified external consultants, it has been confirmed that the allegations of the tax police are founded.

        No accruals have been made to cover the potential liability arising from the notice, as they cannot be calculated with sufficient reliability since the tax authorities have not yet made any appraisal of the situation.

  CONSOB review related to the sale of debt securities of the Cirio group

        Cirio S.p.A. ("Cirio") is a large Italian company engaged primarily in the food industry. In 2002 the Cirio group defaulted on its debt. The Cirio group has outstanding debt securities (the "Cirio Debt Securities") with a nominal face value of approximately €1,125 million.

        As of June 25, 2003, in connection with Cirio's default, CONSOB is reviewing the procedures followed by financial institutions, including Sanpaolo IMI, in connection with the sale to retail investors of Cirio Debt Securities. At this stage, the review consists of random evaluations of transactions with retail clients in connection with such sales.

        Sanpaolo IMI believes that appropriate procedures were followed in connection with the sale to its clients of Cirio Debt Securities. At this early stage no forecast can be made of the outcome of CONSOB's review related to the Cirio Debt Securities or of other proceedings, if any, related thereto.

Dividends

        The total dividend paid by Sanpaolo IMI each year has been approved by the annual shareholders' meeting. The dividends related to each year are paid in the following year to which they relate. Dollar amounts have been converted at the Noon Buying Rate in effect on the respective payment dates.

Year	Dividends per Share in Lire/€	Dividends per Share in U.S.$
1998	Lit. 900	U.S.$0.49
1999	Lit.1,000/€0.52(1)	U.S.$0.45(2)
2000	Lit.1,100/€0.57(3)	U.S.$0.49(4)
2001	€0.57	U.S.$0.53(5)
2002	€0.30	U.S.$0.47

(1)
Approved at the annual shareholders' meeting held on April 28, 2000 and paid on May 25, 2000.

(2)
Based on the Noon Buying Rate as of May 22, 2000.

(3)
Approved at the annual shareholders' meeting held on April 30, 2001 and paid on May 24, 2000.

(4)
Based on the Noon Buying Rate as of May 24, 2001.

(5)
Based on the Noon Buying Rate as of May 23, 2002.

B. Significant Changes

        See "Item 4. Information on Sanpaolo IMI—History and Developments of Sanpaolo IMI—Recent Developments".

ITEM 9. LISTING DETAILS

A. Performance of Sanpaolo IMI Share Prices

        The Sanpaolo IMI Share price began 2002 at €12.041 and ended at €6.20 at December 30, 2002. This fall represented a loss of 48.5% of the Share's value. For the same period, the Milan banking share index lost 27.2% of its value.

        On June 10, 2003, the closing Share price was €8.18, an increase of 31.87% from the beginning of 2003. During the same period the Milan indices, covering the top 30 companies and the banking sector, recovered by 6.87% and 14.36%, respectively.

        The principal trading market for the Sanpaolo IMI Shares is on Telematico under the symbol "SPI". The Sanpaolo IMI Shares and ADSs are also traded on SEAQ International, the London Stock Exchange's quotation system for equity securities of non-UK incorporated companies. Sanpaolo IMI ADSs, each representing two Sanpaolo IMI Shares, have been listed on the NYSE under the symbol "IMI" since November 2, 1998. JPMorgan Chase Bank is Sanpaolo IMI's Depositary and issues the American Depositary Receipts ("ADRs") evidencing ADSs.

        a)    The following table lists the reported annual high and low prices of Sanpaolo IMI Shares for 1998, and annual high and low prices of Sanpaolo IMI Shares from 1999 to 2002. From January 4, 1999, the Sanpaolo IMI Shares began trading on Telematico in euro. The prices for 1998 have been restated (based on the Fixed €/Lira Exchange Rate of Lit. 1,936.27 = €1 established on December 31, 1998) as if the Sanpaolo IMI Shares had been trading in euro since the beginning of the period.

Year	High (*)(**)(€)	Low (*)(**)(€)
1998	16.274	8.717
1999	16.071	10.970
2000	20.800	11.483
2001	18.893	8.764
2002	13.702	5.231
2003 (through June 10, 2003)	8.204	5.796

(*)
Prices prior to November 2, 1999 have been restated to take account of the property spin-off.

(**)
Prices at closing of trading session: source Borsa Italiana.

        b)    The following table lists the reported high and low prices of Sanpaolo IMI Shares on Telematico and the reported high and low prices of Sanpaolo IMI ADSs on the NYSE for each quarter of 2001 and 2002 and for the first two quarters of 2003.

	Telematico(1)		NYSE
	High	Low	High	Low
2001
First quarter	18.89	14.00	36.00	24.50
Second quarter	16.58	14.53	29.50	25.60
Third quarter	15.38	8.77	26.00	15.20
Fourth quarter	13.33	10.53	23.95	18.74
2002
First quarter	13.48	10.55	23.75	18.15
Second quarter	13.70	9.48	24.80	18.05
Third quarter	10.09	5.69	20.72	11.40
Fourth quarter	7.83	5.23	15.92	10.37
2003
First quarter	7.03	5.80	15.09	12.47
Second quarter (through June 10, 2003)	8.20	6.31	17.00	13.66

(1)
Prices at closing of trading session: source Borsa Italiana.

        As of June 11, 2003, there were 7,024,764 ADSs outstanding, representing 14,049,528 Shares or approximately 0.970% of Sanpaolo IMI ordinary share capital; as of the same date, there were 24 holders of record of Sanpaolo IMI ADSs.

        c)     The following table lists the reported high and low market prices of Sanpaolo IMI ADSs for the most recent six months:

Months	High	Low
January 2003	15.09	12.47
February 2003	14.45	12.90
March 2003	14.89	12.65
April 2003	16.76	13.66
May 2003	18.66	16.15
June 2003 (through June 10, 2003)	19.30	18.10

        The Sanpaolo IMI ADS quotation is presented in the decimal equivalent of the fractional quotation for January 2001 and thereafter in decimal form following the decimalization of all stocks quoted on the NYSE.

B. Markets

Clearance and Settlement of Sanpaolo IMI Shares

        The settlement of stock exchange transactions is facilitated by a joint stock company (Monte Titoli SpA., "Monte Titoli") which carries out the activity of central depository; the company's shares are currently owned by certain of the major Italian banks and financial institutions. Most Italian banks, brokers and securities dealers have securities accounts as participants with Monte Titoli.

        The Legislative Decree No. 213/98, regulating the adoption of the euro has also established that securities listed on regulated markets could no longer be represented by physical certificates. These provisions were effective as of October 5, 1998, for the securities previously entered into a centralized securities depositary system and, as of January 1, 1999, for all other securities.

        As a consequence of this, all listed securities must be actually entered into central depositories, and the operations concerning them have to be done by book entry. For this reason, beneficial owners of Sanpaolo IMI Shares must hold their interests through specific accounts with any of the participants in Monte Titoli. The beneficial owners of Sanpaolo IMI Shares held with Monte Titoli may transfer their shares, collect dividends, create liens and exercise other rights with respect to those Sanpaolo IMI Shares through such accounts.

        Beneficial owners of Sanpaolo IMI Shares may also hold their interests through Euroclear and Clearstream and may transfer the Sanpaolo IMI Shares, collect dividends and exercise other shareholders' rights through Euroclear or Clearstream. Investors may request Euroclear or Clearstream to transfer their Shares to an account of such holders with a participant having an account with Monte Titoli.

Securities Trading in Italy

        Sanpaolo IMI Shares are listed in Milan and New York, respectively on Telematico and NYSE, and are traded on London's SEAQ International.

        As specified above (see "Item 4. Information of Sanpaolo IMI—Business Overview—The Italian Banking System: Supervision and Regulation"), Borsa Italiana is the joint stock company organizing and managing the regulated markets for financial instruments. Borsa Italiana replaced the administrative body Consiglio di Borsa and in January 1998 was finally privatized. The shares of Borsa Italiana are currently owned by financial intermediaries and primarily Italian Banks: Sanpaolo IMI holds as of December 31, 2001, through its subsidiaries a 7.5% share of the capital of Borsa Italiana.

        The ordinary Shareholders' Meeting of the market company is entitled, according to Section 62, Legislative Decree n. 58/1998, to issue rules establishing the condition and procedures for the admission, exclusion and suspension of market participants and financial instruments to and from trading, and those for the conduct of trading and any obligations of market participants and issuers.

        According to current Borsa Italiana regulations, a three-day rolling cash settlement period applies to all trades of equity securities in Italy. Any person, through an authorized intermediary, may purchase or sell listed securities. An "official price", calculated for each security as a weighted average of all trades effected during the trading day and a "reference price", calculated for each security as a weighted average of the last 10% of trades effected during such day are reported daily. Each of these prices is net of the quantity traded using the cross-order function.

        In particular market conditions, Borsa Italiana may, with reference to markets, categories of financial instruments or individual instruments:

  •
  Prolong the duration or delay the start of one or more phases of trading;

  •
  Interrupt, where possible, continuous trading with the simultaneous reactivation of opening auction;

  •
  Modify the trading conditions; and

  •
  Suspend or reactivate trading.

        Prior to January 13, 2002 Sanpaolo IMI Shares were traded only in minimum lots of prescribed size (or multiples thereof), determined for the Sanpaolo IMI in 50 Shares. After January 13, 2002 Sanpaolo IMI Shares may be traded without any minimum lot restriction. The Shares are included in the index of the 30 largest companies on Telematico in terms of capitalization and liquidity ("MIB30").

        Since February 19, 1996, call and put options are traded on the Italian derivatives market, which includes the Sanpaolo IMI Shares.

        Sanpaolo IMI ADSs have not at any time been suspended from trading on the NYSE (nor has trading at any other time been halted).

ITEM 10. ADDITIONAL INFORMATION

A. Memorandum of Articles of Association

        As reported in Article 4 of the Bylaws, Sanpaolo IMI has as its purpose the collection of deposits from the public and the business of lending in its various forms, in Italy and abroad.

        Sanpaolo IMI can undertake, within the limits of the regulations in force, all banking and financial transactions and services as well as any other transaction in the way of business and in whatever way related to the achievement of its corporate objective.

        Sanpaolo IMI in its capacity as Reporting Bank for the Bank of Italy purposes of the Sanpaolo IMI Banking Group according to the terms of Article 61 of Legislative Decree 385 of September 1, 1993—issues, in the exercise of its function of management and coordination, instructions to the members of the Group for the execution of the instructions issued by the Regulatory Authorities in the interests of stability of the Group itself as a whole.

        There are neither provision in the Bylaws concerning limitations in the right to hold securities nor concerning:

          (a)   Director's power to vote on a proposal, arrangement or contract in which the director is materially interested;

          (b)   Retirement or non-retirement of director under an age limit requirement;

          (c)   Number of shares for director's qualification.

        The board of directors, in compliance with Italian law, determine the remuneration of Directors with particular responsibilities, having heard the opinion of the board of statutory auditors. In compliance with Italian law, the compensation of the Directors is determined by the shareholders' meeting and not by the board of directors. The borrowing powers of Sanpaolo IMI are regulated by Italian law.

        The share capital is divided into ordinary or Azioni Privilegiate. Shares have dividend rights. Dividends not claimed within five years following the day on which they are available are retained by Sanpaolo IMI and placed to reserves, as provide for the Article 22 of the Bylaws.

        Every ordinary share confers the right to one vote in ordinary and extraordinary meetings. Every Preferred Share confers the right to one vote only in extraordinary meetings.

        The Shareholders' Meeting is ordinary or extraordinary according to the terms of the law and can be called in Italy not necessarily at the registered office.

        The ordinary Shareholders' Meeting is called at least once a year within four months of the end of the financial year or, when particular circumstances demand, within six months.

        The extraordinary Shareholders' Meeting is called to approve matters reserved to it by law or by the articles of association.

        Participation and representation in the Shareholders' Meeting are regulated by Italian law.

        There are no provisions in the Bylaws which have been designed to prevent a change in control.

B. Foreign Investment

        There are no limitations imposed by Italian law on the rights of non-residents of Italy or foreign persons to hold or vote shares other than those limitations described below, which apply equally to all owners of such shares. The Sanpaolo IMI Bylaws do not provide for any limitations.

Securities Regulations

        Pursuant to Italian securities laws, any holding of any direct or indirect interest in excess of 2%, 5%, 7.5%, 10%, and higher multiples of 5%, in the voting shares of a listed company must be notified to CONSOB and the company within the five trading days following the acquisition (the same communication has to be done for the reduction of such interest below the above specified percentages). The voting rights relating to the Shares for which the required notifications have not been given may not be exercised. Cross-ownership between listed companies may not exceed 2% of their respective voting Shares. Likewise, cross-ownership between a listed company and an unlisted company may not exceed 2% of the voting Shares of the listed company or 10% of the voting Shares of the unlisted company. The 2% threshold may be increased to 5% pursuant to an agreement between the companies approved by the ordinary shareholders' meeting of the two companies. Pursuant to CONSOB interpretation of cross-ownership (release of October 10, 1999) foreign companies are treated as unlisted companies. Italian listed companies' stake in a foreign company may not exceed 10% of such foreign company's stake in the Italian listed company exceeds 2%, conversely a foreign company may not exceed the 2% limit if the Italian company owing more than 10% of such foreign company. Any Shares held in excess of such thresholds may not be voted and must be sold by one of the companies as specified by applicable law. Shares held through subsidiaries, fiduciaries or intermediaries are taken into account for the purposes of calculating these ownership thresholds. However, those provisions on cross-ownership do not apply when a controlled company purchases the shares of a controlling company, within certain limits provided by law and following the approval of the controlled company ordinary shareholders' meeting.

        Furthermore, any agreement, in whatever form, intended to regulate the exercise of voting rights in a listed company (or in the company or companies controlling a listed company), together with any of its subsequent amendments, renewal or termination, must be: (i) notified to CONSOB, within five days from its execution; (ii) disclosed to the public through the publication, in abstract form, in one Italian newspaper having general circulation, within ten days from its execution; and (iii) deposited in the companies' Register at the site where such listed company has its registered office, within 15 days from its execution.

        The same requirements are also mandated for agreements, in whatever form, that (a) impose an obligation of prior consultation for the exercise of voting rights in a listed company and in its controlling companies; (b) contain undertaking limiting the transferability of the shares and other securities granting rights for the acquisition or subscription of the Shares; (c) provide for the acquisition of the Shares and securities hereon; and (d) contemplate or cause the exercise, also in association with other person, of dominant influence on the listed company that issued the shares and on its controlled entities.

        Based on the Consolidated Securities Law, the duration of the above mentioned agreements cannot exceed three years. Each party to the agreement can withdraw from such an agreement by giving a six-month notice, unless otherwise provided in the agreements.

Banking Regulations

        The requests for the purchase of more than 5% of the capital of an Italian bank, made by any national of a State other than an EU Member State, that applies discriminatory measures with regards to similar acquisitions by an Italian national must be reported to the Ministry of Economy and Finance Minister. The President of the Italian Council of Ministers may deny such authorization upon the Ministry of Economy and Finance Minister's proposal.

        For the other purchase requirements or limitations provided for Italian banking legislation, see "Item 4. Information on Sanpaolo IMI—Business Overview—The Italian Banking System: Supervision and Regulation—Participation in the Share Capital of a Bank".

Antitrust Regulations

        In accordance with Italian antitrust laws, the Bank of Italy, upon consultation with the Italian antitrust Authority, is required to prohibit acquisitions of sole or joint control over a bank that would create or strengthen a dominant position in the domestic market or a significant part thereof. However, if the acquiring party and the party to be acquired surpass certain turnover thresholds, the antitrust approval for the acquisition falls within the exclusive jurisdiction of the EU Commission.

C. Exchange Controls and Material Contracts

Exchange Controls

        As a general rule, the residents of Italy may hold foreign currency and foreign securities of any kind, within and outside Italy. Non-residents may invest in Italian securities without restriction and may export cash, instruments of credit and securities, in both foreign currency and Euro, representing interest, dividends, other asset distributions and the proceeds of dispositions.

        Certain procedural requirements, however, are imposed by law. Investments, disinvestments and any transfer of cash or bearer securities to and from Italy, whether by residents or non-residents of Italy, for amounts exceeding €10,329.14 must be made through a banking or other authorized intermediary, including banks located outside Italy. Non-corporate residents of Italy effecting transfers to and from Italy in excess of €10,329.14 in one year without using domestic authorized banks and other financial intermediaries must disclose them in their annual tax declarations. For corporate residents there is no requirement for such declaration because such information is contained in their financial statements. Non-corporate residents must also give details in their tax declarations of financial assets held outside Italy at the end of the fiscal year and of transfers in excess of €10,329.14 to, from, within and between foreign countries in connection with such assets during the fiscal year. No declaration is required from such non-corporate residents in respect of foreign investments and foreign income-earning assets that are exempt from income tax or subject to withholding tax in Italy.

        Authorized banks, financial and trust companies and other professional intermediaries are required to maintain records of transfers of cash and bearer securities in excess of €10,329.14 into and out of Italy made on behalf of individuals, non-profit entities and business enterprises. Such records must be kept for five years and may be inspected at any time by Italian tax and judicial authorities.

        There can be no assurance that the present regulatory, environment in or outside Italy will endure or that particular policies presently in effect will be maintained, although Italy is required to maintain certain regulations and policies by virtue of its membership in the EU and other international organizations and its adherence to various bilateral and multilateral international agreements.

D. Taxation

        The following summary describes the material Italian tax and U.S. federal tax consequences of the acquisition, ownership and sale of Shares, including Shares represented by ADSs evidenced by ADRs, that are generally applicable to U.S. holders who own Shares or ADSs as capital assets. For these purposes, a U.S. holder is a beneficial owner who is:

  •
  a citizen or resident of the United States for U.S. federal income tax purposes;

  •
  a corporation, or other entity taxable as a corporation, organized under the laws of the United States or of any political subdivision of the United States; or

  •
  an estate or trust the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source;

and who qualifies for the benefits of the current income tax convention between the United States and Italy (the "Income Tax Convention"). Special rules apply to U.S. holders that are also residents of Italy. This summary does not discuss the treatment of Shares or ADSs that are held in connection with a permanent establishment or fixed base through which a beneficial owner carries on business or performs personal services in Italy.

        This discussion is based on the tax laws and practices of Italy and the United States currently in effect, as well as the Income Tax convention. These laws may change, possibly with retroactive effect. This discussion does not address state, local or other foreign tax consequences. This discussion is based in part upon representations of the Depositary and assumes that each obligation provided for in, or otherwise contemplated by, the Deposit Agreement and any related agreement will be performed in accordance with its respective terms. The U.S. Treasury has expressed concerns that parties to whom ADRs are pre-released may be taking actions that are inconsistent with the claiming, by U.S. holders of ADRs, of foreign tax credits for U.S. federal income tax purposes. Accordingly, the analysis of the creditability of Italian taxes described below could be affected by future actions that may be taken by the U.S. Treasury.

        Please note that this discussion does not address all of the tax consequences that may be relevant in light of a U.S. holder's particular circumstances. In particular, it does not address U.S. holders subject to special rules, including:

  •
  persons subject to the alternative minimum tax;

  •
  insurance companies;

  •
  tax-exempt entities;

  •
  dealers and traders in securities or foreign currencies;

  •
  financial institutions;

  •
  persons who own the Shares or ADSs as part of an integrated investment, including a straddle, hedging or conversion transaction, comprised of the Shares or ADSs and one or more other positions for tax purposes;

  •
  persons whose functional currency is not the U.S. dollar; or

  •
  persons who actually or constructively own 10% or more of Sanpaolo IMI's voting stock.

        Holders should consult their own tax advisors with regard to the application of Italian and U.S. federal tax laws to the Shares or ADSs, and any tax consequences arising under the laws of any state, local or other foreign taxing jurisdictions. For purposes of the Income Tax Convention, the current estate tax convention between the United States and Italy (the "Estate Tax Convention"), Italian tax and U.S. federal tax law, holders of ADRs evidencing ADSs will be treated as owners of the Shares represented by those ADSs, and the discussion of tax consequences to holders of ADSs applies as well to holders of Shares.

        This discussion assumes that Sanpaolo IMI is not a passive foreign investment company for 2002, as described more fully below.

Italian Taxation

  Taxation of Dividends

        Italian law provides for the withholding of income tax at a 27% rate on dividends paid by Italian resident companies to shareholders who are not residents of Italy for tax purposes (the rate is 12.50% in case of dividends from saving shares—azioni di risparmio). Reduced rates (normally 15%) apply to non-resident shareholders who are entitled to, and comply with, procedures for claiming benefits under an income tax convention. Italy has concluded income tax conventions with over 70 foreign countries, including all of the members of the European Community, Argentina, Australia, Brazil, Canada, Japan, New Zealand, Norway, Switzerland, United States and some countries in Africa, Middle East and Far East.

        Under the Income Tax Convention, dividends derived and beneficially owned by U.S. holders are subject to Italian withholding tax at a reduced rate of 15%. In the case of dividends derived by a U.S. partnership, the reduction of the withholding tax under the treaty is only available to the extent such dividends are subject to U.S. tax in the hands of the partners.

        As to dividends derived in respect of shares held in the centralized deposit system managed by Monte Titoli, instead of the 27% withholding tax mentioned above, a substitute tax, at the same 27% rate, applies. Such substitute tax is levied by the custodian of the shares.

        Since the Shares underlying Sanpaolo IMI ADRs are sub-deposited with Monte Titoli, no withholding tax will be applied by Sanpaolo IMI directly, and the substitute tax will be applied by the custodian. The depositary's instructions specify the procedures that U.S. ADR holders must follow in order to obtain a reduction of the rate of the substitute tax to 15% pursuant to the Income Tax Convention.

        According to Italian law, in order to obtain a reduced rate under the Income Tax Convention, the following procedure must be followed. The custodian must receive, in a timely manner (in accordance with the custodian's requirements) prior to the dividend payment date:

            (i)  a declaration of the ADR holder containing all the data that identify the beneficial owner of the Shares (if different from the ADR holder),

           (ii)  a request by the beneficial owner for the application of the Income Tax Convention which contains a declaration that indicates the existence of all conditions required by the Income Tax Convention, as well as the necessary elements to determine the applicable Income Tax Convention withholding tax rate, together with a statement that such beneficial owner does not maintain a permanent establishment or a fixed base in Italy; and

          (iii)  a certification from the U.S. Internal Revenue Service that the beneficial owner is a U.S. resident for the purpose of the Income Tax Convention. Such certificate will be effective until March 31 of the year following submission. The time for processing requests for certification by the Internal Revenue Service normally is six to eight weeks. Accordingly, in order to be eligible for the procedure described below, U.S. holders should begin the process of obtaining certificates as soon as possible after receiving instructions from the depositary on how to claim the 15% reduced rate under the Income Tax Convention.

        The custodian may advise the depositary, and the depositary will advise U.S. holders, of an additional limited period in which the custodian is willing to receive claims for the 15% reduced treaty rate.

        If the custodian does not receive the required documentation on a timely basis, or if in the custodian's judgment the documentation fails to satisfy the requirements of Italian law for any reason, U.S. holders will not be entitled to obtain the reduced treaty rate at source and instead must claim a refund of 12% of the dividend (representing the difference between the 27% ordinary rate and the 15% reduced treaty rate) directly from the Italian tax authorities. Extensive delays have been encountered by U.S. holders seeking refunds from the Italian tax authorities.

        Italian law provides an alternative mechanism under which non-resident shareholders can claim a refund of up to four-ninths of Italian withholding taxes on dividend income by establishing to the Italian tax authorities that the dividend income was subject to income tax in another jurisdiction in an amount at least equal to the total refunds claimed. U.S. holders should consult their own tax advisors concerning the possible availability of these additional refunds, which traditionally have been payable only after extensive delays.

        Distribution of additional Shares to beneficial owners with respect to their ADSs that are made as part of a pro rata distribution to all shareholders of Sanpaolo IMI generally will not be subject to Italian tax.

        Italian companies are required to supply to the Italian tax authorities certain information concerning the identity of non-resident shareholders in connection with the payment of dividends. Shareholders are required to provide their Italian tax identification number, if any, or alternatively, in the case of individuals, their name, address and place and date of birth, or in the case of legal entities and partnerships, their name, country of establishment and address, and the information required for individuals with respect to one of their representatives.

        Non-resident shareholders are also required to provide their foreign tax identification number.

        In the case of ADSs owned by non-Italian residents, Sanpaolo IMI understands that the provision of information concerning the depositary, in its capacity as holder of record of the Shares, will satisfy these requirements. Sanpaolo IMI will be required to provide information concerning non-resident beneficial owners of Shares, however, to the extent such owners wish to benefit from reduced withholding tax rates on dividends under an income tax convention, and claims for such benefits therefore must be accompanied by the required information.

  Taxation of capital gains

        The Italian capital gains tax is not applicable if (i) the seller is a non-resident without a permanent establishment in Italy, (ii) the Shares (or ADSs) are listed on a stock exchange and (iii) during any 12-month period the seller does not dispose of Shares (or ADSs) that comprise a "qualified shareholding". For Shares listed on a stock exchange, a "qualified shareholding" consists of shares which entitle the holder to exercise more than 2% of the voting rights of the company or represent more than 5% of the share capital.

        Since the Shares (and ADSs) are listed, capital gains realized on the sale of non-qualified shareholdings in Sanpaolo IMI by non-resident holders without a permanent establishment in Italy are not subject to capital gains tax provided that the Shares disposed are not a "qualified shareholding". In addition, the exemptions from capital gains tax that are available pursuant to a Treaty (as defined below) applies. The capital gains rate applicable to sales of qualified shareholdings equals 27%.

        Pursuant to the U.S.-Italian income tax convention (the "Treaty"), a U.S. resident will not be subject to capital gains tax unelss the Shares or ADSs form part of the business property of a permanent establishment of the holder in Italy or pertain to a fixed base available to a holder in Italy for the purpose of performing independent personal services. U.S. residents who sell Shares or ADSs may be required to produce appropriate documentation establishing that the above mentioned conditions of non-taxability pursuant to the Treaty have been satisfied if capital gains tax would otherwise be applicable.

  Other Italian taxes

  Estate and Gift Tax

        Pursuant to Law 383 of October 18, 2001, inheritance and gift tax no longer applies to inheritance and gift transfers made since October 25, 2001. Gift transfers to persons other than the spouse, ascendants or descendants or relatives within the 4th degree will be subject to transfer taxes ordinarily applicable to transfers for consideration, if any, when the value of the gift to each person exceeds €180,759.91; the tax applies only to the amount in excess thereof.

  Transfer Tax

        No transfer tax is payable upon the transfer of Shares through an officially recognized stock exchange. Transfers of Shares or ADSs outside an officially recognized stock exchange are also exempted from the payment of transfer tax provided that the parties entering into the agreement pursuant to which the transfer takes place are:

            (i)  all non-residents,

           (ii)  all banks, Italian securities dealing firms (SIMs) or stockbrokers, or

          (iii)  banks, SIMs or stockbrokers, on the one hand, and non-residents or investment funds, on the other hand.

        In any other case, transfer tax is currently payable at the following rates:

  •
  Lit. 140 (€0.072) per Lit. 100,000 (€51.65) (or fraction thereof) of the price at which the Shares or ADSs are transferred when the transfer is made between private individuals directly or through an intermediary that is not a bank, SIM or stockbroker;

  •
  Lit. 50 (€0.0258) per Lit. 100,000 (€51.65) (or fraction thereof) of the price at which the Shares or ADSs are transferred when the transfer is made either (i) between a bank and a private individual or (ii) between private individuals through a bank, SIM or stockbroker.

        The change of a depository (e.g., Euroclear, Clearstream or Monte Titoli) not involving a transfer of the ownership of the transferred Shares or ADSs will not trigger the Italian transfer tax.

        Apart from the above exemptions and exclusions, there are questions regarding applicability of the transfer tax to the transfer of ADRs, since ADRs are not shares themselves. In general, with respect to U.S. holders, the transfer tax will not be applicable on transfers of Sanpaolo IMI Shares or ADRs. However, in the case of transfers which are not executed on an official stock exchange and are entered into with an Italian counterparty other than a bank or other authorized financial intermediary or an investment fund, it is advisable that U.S. holders consult their own tax advisors concerning the applicability of this transfer tax. Deposits and withdrawals of Shares in return for ADSs by non-Italian residents will not be subject to the transfer tax.

United States Federal Income Taxation

  Taxation of dividends

        Distributions made with respect to the Shares or ADSs (other than certain pro rata distributions of Shares or ADSs), before reduction for any Italian tax withheld, will generally constitute foreign source dividend income for U.S. federal income tax purposes to the extent such distributions are made from Sanpaolo IMI current or accumulated earnings and profits, as determined in accordance with U.S. federal income tax principles. A U.S. holder will not be entitled to claim a dividends-received deduction for dividends paid on the Shares or ADSs. Under recently enacted legislation, dividends received by noncorporate U.S. holders on Shares or ADRs may be subject to U.S. federal income tax at lower rates than other types of ordinary income if certain conditions are met. You should consult your own tax advisor regarding the application of this new legislation to your particular circumstances.

        The amount of any cash distribution paid in euros, including the amount of any Italian tax withheld, will be equal to the U.S. dollar value of such euros on the date of receipt by the Depositary in the case of U.S. holders of ADSs, or by the U.S. holder in the case of U.S. holders of Shares, regardless of whether the payment is in fact converted into U.S. dollars. Gain or loss, if any, recognized on the sale or other disposition of such euros will be U.S. source ordinary income or loss. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.

        Subject to certain limitations and restrictions, Italian taxes withheld from distributions at the rate provided in the Income Tax Convention will be eligible for credit against a U.S. holder's U.S. federal income tax liability. Italian taxes withheld in excess of the rate provided in the Income Tax Convention will generally not be eligible for credit against a U.S. holder's federal income tax liability.

        The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed with respect to the Shares or ADSs will generally constitute "passive income" or, in the case of certain U.S. holders, "financial services income". U.S. holders should consult their tax advisors concerning the foreign tax credit implications of the payment of these withholding taxes.

  Taxation of capital gains

        A U.S. holder will recognize capital gain or loss for U.S. federal income tax purposes on the sale or exchange of Shares or ADSs in the same manner as the holder would on the sale or exchange of any other shares of stock held as capital assets. As a result, a U.S. holder will generally recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the amount realized and such holder's adjusted basis in the Shares or ADSs. The gain or loss will generally be U.S. source income or loss. U.S. holders should consult their own tax advisors about the treatment of capital gains, which may be taxed at lower rates than ordinary income for non-corporate taxpayers, and capital losses, the deductibility of which may be limited.

  Information Reporting and Backup Withholding

        A U.S. holder may, under certain circumstances, be subject to information reporting and backup withholding with respect to dividends or the proceeds of any sale, exchange or redemption of ADSs or Shares unless the U.S. holder:

  •
  is a corporation or comes within certain other exempt categories, and, when required, demonstrates this fact, or

  •
  provides a correct taxpayer identification number, certifies that it is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules.

        Any amount withheld under these rules will be creditable against a U.S. holder's U.S. federal income tax liability if the U.S. holder provides the required information to the U.S. Internal Revenue Service. If a U.S. holder is required to and does not provide a correct taxpayer identification number, the U.S. holder may be subject to penalties imposed by the U.S. Internal Revenue Service.

  Passive Foreign Investment Company Rules

        Based on proposed regulations, Sanpaolo IMI does not expect to be considered a "passive foreign investment company" ("PFIC") for U.S. federal income tax purposes for 2002. However, this is a factual determination that must be made annually and thus there can be no assurance that Sanpaolo IMI will not be considered a PFIC for any taxable year. In addition, there can be no assurance that the proposed regulations will be finalized in their current form. If Sanpaolo IMI were treated as a PFIC for any taxable year during which a U.S. holder held Shares or ADSs, certain adverse consequences could apply to the U.S. holder.

E. Documents on Display

        Sanpaolo IMI is required by Italian law and the regulatory authorities to make available to the public certain documents. These include principally the financial statements of the Group and of the Parent Bank, the Articles and By-laws and any other documents relating to shareholders' resolutions. Attached as exhibits to this annual report are Articles and By-laws and the Corporate Governance Code.

        Segreteria Societaria at Piazza San Carlo 156, 10121 Turin, Italy.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

General

        The Group is strongly committed to risk management and control. The Group's risk management and control is based on three principles:

  •
  clear identification of responsibility for taking on risks;

  •
  measurement and control systems in line with international best practice;

  •
  organizational separation between the Business Areas that carry on day to day operations and those that carry out controls.

162

        The policies relating to the acceptance of credit and financial risks are defined by the Parent Bank's board of directors and Executive Committee with support from the Group Risks Technical Committee and from certain operating committees.

        The Parent Bank also performs general risk management and control functions and makes risk-acceptance decisions in the case of particularly large risks. The Parent Bank is supported by a Risk Management Department.

        A limited autonomy is assigned to each Business Area generating credit and/or financial risks. Each Business Area generating credit and/or financial risk has its own control structure.

Financial Risk Management and Control

  Organization

        The main body responsible for the management and control of financial risks is the board of directors of the Parent Bank. It defines the criteria and strategic issues concerning market risks, allocates capital on the basis of the expected risk/return profile and approves the operating risk limits for the Parent Bank and the guidelines for the subsidiaries.

        The Group Financial and Market Risks Committee ("CRFMG") is responsible for defining risk measurement criteria and methodologies, the structure of the Parent Bank and Business Areas' risks limits and verifying the Group companies' risk profile. The CRFMG consists of the Managing Directors, the heads of the Business Areas and the Risk Management Department.

        The Risk Management Department, a department of the Parent Bank, is responsible for developing risk monitoring methods and proposals regarding the system of operating risks limits for the various lines of business of Sanpaolo IMI and of the Group. The Risk Management Department is also responsible for the measurement of risks existing in the various operating units and for monitoring the Business Areas compliance with the limits set by the board of directors and Executive Committee of the Parent Bank.

        The individual Business Areas measure their financial risks, using approved methodologies, models and a system of limits consistent with the Parent Bank's global policy.

  Measurement techniques

        The financial risk measurement methods used by the Group consist mainly of:

  •
  Value at Risk (VaR);

  •
  Sensitivity analysis;

  •
  Worst Case Scenario.

  VAR

        VaR modeling is a statistical technique that produces an estimate of the potential loss in a portfolio over a specified holding period which is statistically unlikely to be exceeded more than once during the given holding period. The Group uses a model based on historical volatility and correlations between the individual risks of each currency made up of short and long-term interest rates, exchange rates and equity prices. The Group's model is based on the last 250 trading days, a 10-day holding period and a 99% confidence level. VaR models have certain limitations; they are more reliable during normal market conditions and historical data may fail to predict the future. VaR results, therefore, cannot guarantee that actual risk will follow the statistical estimate. As a result, management also relies on other tools, such as Sensitivity Analysis and Worst Case Scenario.

  Sensitivity Analysis

        This method quantifies the change of value in the portfolio following adverse movements of the risk factors. For interest rate risk, adverse movement is defined as a parallel and uniform shift of 100 basis points of the interest rate curve. For the main companies in the banking book (Sanpaolo IMI, Banco di Napoli, Cardine networks, Banca Opi, Banque Sanpaolo), a measure of net interest income at risk is also applied. Net interest income at risk is the potential change in net interest income resulting from a parallel and instantaneous shock of ±25 basis points in the level of interest rates over the next 12 months. This measurement shows the effect of the changes in interest rates on the portfolio. The measurement excludes assumptions regarding future changes in the assets and liabilities mix, and, therefore, cannot be considered a predictor of the future level of the Group's net interest income.

  Worst Case Scenario

        This method establishes a risk measurement (maximum potential loss), which represents the worst possible economic result of those obtained in various hypothetical scenarios. The method is designed to represent a significant shock to current market parameters on the basis of a holding period of one day and accumulating the losses deriving from the various risk factors in absolute value. The idea underlying the determination of the shocks to be assigned to the risk factors is to ensure a high degree of prudence. The objective of the method is to quantify and limit the maximum potential loss that could arise in extreme market conditions.

  Financial risks from lending activities

        The market risks generated by the Group's banking book, which includes all assets and liabilities—including related hedging derivatives—not included in the trading book, are monitored by means of Sensitivity Analysis, together with measurement of the VaR.

        The financial risk generated by the Group's lending activities (asset and liability management) in 2002 was slightly higher than the average level which could be established for 2001, appropriately restated including the measurements of Cardine.

        During 2002, the potential loss on the fair value of lending activities, measured using the sensitivity analysis, had an average value of €231 million, with a minimum and a maximum of €185 million and €279 million respectively. The potential loss on the fair value of lending activities (assessed on a comparable, pro forma, consolidation basis) during 2002 was 15% higher than in 2001. The increase is attributable to the Group operating policies aimed at maximizing the fair value of the portfolio, in relation to the expected scenarios with regard to interest rates.

  Sensitivity Analysis—banking book

	2002	2001 Pro Forma*
	(in millions of €)
Average	230.6	199.2
Low	184.9	150.5
High	278.7	269.6
Year-end	251.1	269.6

*
Including the banking book of the Cardine group as if the Cardine Merger had occurred on January 1, 2001.

        The VaR of the lending activities during 2002 fluctuated around the average value of €97 million, amounting to €105 million at December 31, 2002, compared to €115 million at December 31, 2001 (not including Cardine).

        In 2002, the exchange risk generated by lending activities was not material.

        As of December 31, 2002, under the assumption of a 25 basis point rise in interest rates, the sensitivity of the net interest income for companies in the banking book was €20 million, corresponding to 0.5% of the consolidated annual net interest income. As of December 31, 2002, under the assumption of a 25 basis point decrease in interest rates, the sensitivity of the net interest income for companies in the banking book was euro -19 million.

  Equity investments in non-Group listed companies

        Equity investments held in quoted companies not consolidated on a line-by-line basis or at net equity showed a market value, at December 31, 2002 prices, of €1,338 million, €291 million of which was held by the subsidiary IMI Investimenti. The market value of the equity investments showed, according to prices at December 31, 2002, a net potential capital gain on book value of €17 million.

        The VaR method is used to measure the market risk of the equity investments portfolio, although the fluctuations in the value do not directly influence the Group's statement of income, given that such investments are accounted at cost.

        In 2002, the VaR related to minority investments in listed companies, recorded an average level of €248 million, with a minimum of €166 million and a maximum of €302 million. At December 31, 2002, the VaR related to minority investments in listed companies was €226 million, lower than the level observed at December 31, 2001 (€297 million) because of the reduction in the value of the portfolio.

  VaR-equity investments portfolio

	2002	2001 Pro Forma*
	(in millions of €)
Average	248	266
Low	166	215
High	302	326
Year-end	226	297

*
Including the banking book of the Cardine group as if the Cardine Merger had occurred on January 1, 2001.

  Trading activities

        Most of these risks are concentrated in Banca IMI and its subsidiaries and arise from dealing in fixed income securities, equity securities, currency and other derivatives.

        The VaR of trading activities registered an average value during 2002 of €8.8 million, fluctuating between a minimum of €3 million and a maximum of €15 million. As of December 31, 2002, the VaR of trading activities was €14.4 million, an increase against the €6.9 million recorded as of December 31, 2001. The increase is mainly due to the increase in volume of equity transactions.

  VaR-trading by type of risk

	December 31, 2002	Average	Low	High	December 31, 2001 Pro Forma	Average Pro Forma*
	(in millions of €)
Interest rate risk	8.8	4.1	0.1	9.5	5.5	2.5
Exchange rate risk	0.4	0.5	0.1	2.8	0.5	0.5
Equity price risk	9.9	6.9	1.3	13.8	3.9	6.7
Diversification effect	(4.7)	(2.8)	—	—	(3.0)	(2.2)
Total	14.4	8.8	3.0	15.0	6.9	7.5

*
Including the banking book of the Cardine group as if the Cardine Merger has occurred on January 1, 2001.

        In addition to VaR, the Worst Case Scenario technique is used to monitor the impact of potential losses that might arise under extreme market conditions. The development of the maximum potential daily loss was largely stable in 2002, in terms of potential risks, always fluctuating around the yearly average of €33 million.

MAXIMUM POTENTIAL DAILY LOSS FROM TRADING (€/million)

        In 2002, back testing showed the prudent nature of the internal measurement techniques used, considering the volatility observed on the markets during the period. In 2002, actual losses were never higher than the risk measures expressed in terms of maximum potential loss, while the trading results exceeded the ex-ante VaR, measured on a daily basis, in just two cases.

Credit Risk Management and Control

  Organization

        The Group's organizational structure seeks to maximize the efficiency of the credit risk management and control process by means of:

  •
  the allocation of precise responsibilities for the management of credit risk to the individual Business Areas; and

  •
  the separation of credit risk management from credit risk control.

        Sanpaolo IMI has established lines of conduct to be followed when taking on credit risk; these rules are to be applied throughout the Group. They provide for approval levels limits defined in terms of total Group credit exposure to a particular counterparty, differentiated principally according to the counterparty's rating (which can be an internal rating or an agency rating). The first level of approval limits applies to each individual Business Area or subsidiary, which in turn defines the approval limits to be delegated to its branches. Transactions in excess of these limits must be submitted to the appropriate body within the Parent Bank, consisting of (according to the increased level of exposure) the Group Credit Committee (composed of the joint Managing Directors and the heads of the Credit and Risk Management functions), the Executive Committee and the board of directors.

        Credit risks on financial institutions are all monitored centrally by the CRFMG, which also has decision-making authority on issues related to country risk. The tasks of the Financial Institutions Credit Risk Committee and of the Country Risk Committee were allocated to the CRFMG in 2001.

        In terms of credit risk control, the Risk Management Department is responsible for defining, updating and monitoring the risk measurement techniques used by the Parent Bank and by the Group as a whole, ensuring that they are constantly in line with industry best practice. The Risk Management Department is also responsible for analyzing the risk profile of the Parent Bank and the Group and for proposing any corrective action. Furthermore, the Risk Management department is responsible for measuring the exposure of larger borrowers, monitoring the risk measurements carried out by the risk control units in the various Business Areas for consistency and accuracy, and preparing summary reports for the Parent Bank's senior management on changes in credit quality and on the use of capital by the Business Areas.

        The risk control units operating within the individual Business Areas are responsible for measuring and monitoring their Business Area's portion of the loan book.

  Measurement techniques

        Sanpaolo IMI has developed a series of instruments to ensure analytical control over the quality of loans to customers and financial institutions, as well as exposures subject to country risk.

        For loans to customers, various grading models have been developed. These differ according to the counterparty's size and industry sector. These models make it possible to summarize the counterparty's credit quality in a single rating measurement, which reflects the probability of default in a period of one year, calibrated to the average level of economic cycle. By means of statistical calibrations, these ratings have been made fully consistent with the ones awarded by rating agencies, forming one overall scale of reference. Back-testing analyses carried out to date, comparing insolvency forecasts with actual defaults, confirm that, in management's view, the models used are reliable.

        The credit quality management of Sanpaolo Network's banking book, (households, small businesses and SMEs) is supported through a system which classifies customers into risk categories, based on an evaluation by the loan officers. The risk categories are specifically linked to the frequency of credit line reviews and recovery actions. Lastly, the credit quality control function uses an early warning system to identify any anomalous situations as early as possible.

        For banking and financial counterparties, a scoring system has been devised which classifies financial institutions on a scale consistent with those used by the rating agencies. The risk class constitutes the basic level of information, which is integrated with the type and duration of the transaction, as well as the level of collateral. This leads to the setting of maximum credit limits for each counterparty. In the case of transactions covered by bank guarantees, the creditworthiness of the counterparty being guaranteed is also taken into consideration in determining the maximum limit.

        Lastly, for country risk, ratings are assigned on the basis of a model that takes into consideration the views of rating agencies and other specialized institutions, market information and internal assessments.

        These ratings are not just a direct instrument with which to monitor credit risk, but also constitute a primary element for the credit risk portfolio model, which summarizes the information on asset quality in terms of risk indicators, including the expected loss and capital at risk. The expected loss is the product of probability of default (derived from the rating), exposure at default and loss given default. Loss given default is measured with reference to an economic, as opposed to accounting, concept of loss comprehensive of legal costs, calculated prudently on the recoveries from disputes on a discounted base. The "expected" loss represents the average of the loss distribution, while the capital at risk is defined as the maximum "unexpected" loss which the Group could incur with a confidence level of 99.95%.

        Sanpaolo IMI also pays a great deal of attention to the innovative proposals concerning credit risks made by the Basel Committee for the reform of the Basel Accord on Capital, which, among other things envisages using internal ratings for calculating capital requirements. In management's view, the measurement techniques used by the Group appear to be in line with the proposed methods.

  Credit risk

        This refers to all of the Group's on- and off-balance sheet credit exposures. The credit risk analysis, which was initially applied to the Parent Bank's loan book, has been gradually extended to the main subsidiaries that take on credit risk, namely Banco di Napoli, Banca OPI, Sanpaolo IMI Bank Ireland, Sanpaolo Leasing and the Cardine bank networks. The loan book analyzed represents more than 90% of the Group's risk-weighted assets.

        In terms of exposure, the analytical rating covers 75% of the credit portfolio. Unrated counterparties (mostly households with residential mortgages) have been given average probability of default, based on actual default experience for the preceding years. Analytical ratings covered more than 90% of counterparties in other sectors.

  Analysis of Drawdowns by Rating Source

        In relation to the combination of analytical ratings, just under half are represented by ratings of specialized agencies, while the remainder are internal ratings; the latter are by large the prevailing ones in the corporate sector.

DRAWDOWNS AS OF DECEMBER 31, 2002 OF THE LOAN PORTFOLIO BY RATING SOURCE (percentages)

DRAWDOWNS AS OF DECEMBER 31, 2002 OF THE LOAN PORTFOLIO BY LEVEL OF RATING (percentages)

        Loans to customers to which an analytical rating has been assigned, which represent the main reference of the credit risk management model, show a high credit quality, with a portion of investment grade loans (from AAA to BBB) equal to three quarters of the total and substantially stable during 2002.

        The expected loss of the portfolio considered, at the end of 2002, accounted for 0.50% of loans. The expected loss measure has been taken into account in establishing the amount of general writedown to cover the inherent risk in performing loans.

        The economic capital was equal to 4.20% of loans; on the basis of the impact simulations made, it was substantially in line with the requirement deriving from the current proposal of the New Basel Capital Accord, calculated according to the advanced methods.

        The concentration risk fell considerably during 2002: exposure to the largest 20 corporate groups registered a reduction of approximately €2.3 billion and, because of the Cardine Merger, the proportion of the total portfolio represented by such exposure fell from 16.5% to 11.4%. This led to a recomposition of the portfolio, on the one hand, toward operators in the public sector and, on the other hand, towards small- and medium-sized companies and households.

The Management and Control of Other Risks

        Sanpaolo IMI also considers two other types of risk in its models: operational risk and business risk.

        Operational risk is defined as the risk of incurring losses as a result of four macro categories of events: fraud, legal risks (including non-performance of contractual obligations), weaknesses in internal control or information systems, and natural calamities. A database of significant events that took place in the last ten years has been used for each category. From the database it was possible to identify the impact in terms of losses from public sources of information. The empirical distributions of losses calculated in this way are estimated by means of distribution theories according to the extreme value theory. The risk capital is defined as the minimum measurement, net of existing insurance policies, needed to face the maximum potential loss with a confidence level of 99.95%; the method also provides for the application of a correction factor to take account of the effectiveness of internal controls in the various operating areas.

        It should be noted that this method was developed with the intention of allocating to the Business Areas and to the Group as a whole a quantity of capital adjusted to the potential of these types of events. The control of operating risks is carried out through the definition of internal rules and procedures, the observance of which is verified by the Audit Direction of the Parent bank.

        The measurement method is evolving, especially with regard to the improvement of statistical calculation engines, the determination of the economic effect linked with the effectiveness and intensity of internal controls and the development of scenario analyses. Work also continues on the extension of the databases related to operating losses and exposure indicators, both through the continuous updating of the internal databases and through the participation in consortium initiatives with leading banking groups for shared use of the same; this activity has been developed at a national level by helping to set up the DIPO (Database Italiano delle Perdite Operative—Italian Database of Operational Losses) Consortium and at an international level by acting as a founder member of the ORX (Operational Riskdata Exchange association) Consortium.

        These developments are in line with the advanced methods of determination of the capital requirements provided for by the proposal of the New Basel Capital Accord and are also consistent with the best practices emerging from the international work groups operating in this field, with which Sanpaolo IMI actively co-operates.

        Business risk (also called strategic risk) is the risk of incurring losses as a result of changes in the macro- or micro-economic scenario which could jeopardize the ability to generate income, typically by reducing operating volumes or compressing margins.

        This is evaluated through the break down of the Business Area assets, on the basis of the respective cost and revenue structures, into fundamental "industrial" business sectors (such as consulting and distribution). The Business Areas are then allocated a level of capitalization in line with the norm for companies operating in the same type of activity.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

PART II

ITEM 13. DEFAULT, DIVIDEND ARREARAGES AND DELINQUENCIES

        None.

ITEM 14. MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        None.

ITEM 15. CONTROLS AND PROCEDURES

        Within 90 days prior to the date of this annual report, Sanpaolo IMI, under the supervision and with the participation of its management, including the Managing Directors and the Head of Accounting Department, performed an evaluation of the effectiveness of Sanpaolo IMI's disclosure controls and procedures. Based on this evaluation, the Managing Directors and the Head of Accounting Department, concluded that Sanpaolo IMI's disclosure controls and procedures are effective for gathering, analyzing and disclosing the information that Sanpaolo IMI is required to disclose in the reports it file under the Securities Exchange Act of 1934, within the time periods specified in the SEC's rules and forms. Sanpaolo IMI's management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management's control objectives. There have been no significant changes in Sanpaolo IMI's internal controls or other factors that could significantly negatively affect internal controls subsequent to the date of their evaluation.

ITEM 16. RESERVED

PART III

ITEM 17. FINANCIAL STATEMENTS

        The following financial statements, together with the report of PricewaterhouseCoopers thereon, are filed as part of this annual report:

ITEM 18. FINANCIAL STATEMENTS

        Not applicable.

ITEM 19. EXHIBITS

        The following exhibits are filed as part of this annual report:

        Exhibit

  1.1
  Articles and By-laws of Sanpaolo IMI S.p.A.

  11.1
  Corporate Governance Report

  99.1
  Section 906 Certifications

Report of Independent Auditors

To the Shareholders of
Sanpaolo Imi S.p.A.

        We have audited the accompanying consolidated balance sheets of Sanpaolo Imi S.p.A. and its subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, of cash flows and of changes in shareholders' equity for each of the two years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of certain consolidated subsidiaries, which statements reflect "total assets" of 12 percent and 22 percent of the related consolidated totals as of December 31, 2002 and 2001, respectively, total "net interest" income of 2 percent and 24 percent of the related consolidated totals for each of the two years in the period ended December 31, 2002 and total "net interest and other banking income" of 4 percent and 33 percent of the related consolidated totals for each of the two years in the period ended December 31, 2002 Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for these companies, is based solely on the report of the other auditors.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

        In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sanpaolo Imi S.p.A. and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2002 in conformity with the Italian law governing consolidated financial statements and generally accepted accounting principles in Italy.

        For a more immediate understanding of the consolidated financial statements, we draw your attention to the following circumstances, more widely described in the Report on Operation and in the Explanatory Notes to the consolidated financial statements:

  (a)
  Cardine Banca SpA merged into Sanpaolo IMI SpA during the current financial year; the merger became effective, for accounting and tax purposes, starting from 1 January 2002;

  (b)
  The Group's net income for the current year includes a credit of Euro 364 million due to the release of the reserve for general banking risk to the Statement of Income.

        The Sanpaolo Imi SpA's consolidated statements of income, of cash flows and of changes in shareholders' equity for the year ended December 31, 2000, were audited by other independent accountants who have ceased operations. Those independent accountants expressed an unqualified opinion on those consolidated statements in their report dated April 2, 2001.

        The accounting principles referred to above vary in certain significant respects from accounting principles generally accepted in the United States. The application of the latter would have affected the determination of consolidated net income expressed in Euro for each of the two years in the period ended December 31, 2002 and the determination of consolidated shareholders' equity also expressed in Euro at December 31, 2002 and 2001 to the extent summarized in Note 32 to the consolidated financial statements.

Turin, April 10, 2003

PricewaterhouseCoopers SpA

/s/ Sergio Duca
Sergio Duca
(Partner)

THE FOLLOWING REPORT IS A COPY OF A REPORT PREVIOUSLY ISSUED BY ARTHUR ANDERSEN SPA AND HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN SPA.

Report of Independent Public Accountants

Arthur Andersen SpA Galleria San Federico 54 10121 Torino
www.andersen.com

To the Stockholders and the Board of Directors of
Sanpaolo IMI S.p.A.:

        We have audited the accompanying consolidated financial statements of Sanpaolo IMI S.p.A. (the "Bank", formerly Istituto Bancario San Paolo di Torino Istituto Mobiliare Italiano S.p.A.) and Subsidiaries (collectively referred to as "Sanpaolo IMI" or the "Group") comprising the consolidated statements of condition of Sanpaolo IMI S.p.A. and Subsidiaries as of December 31, 2000 and the related consolidated statements of income, cash flows and changes in stockholders' equity for each of the three years ended December 31, 1999 and 2000. The preparation of these financial statements is the responsibility of Sanpaolo IMI's directors. Our responsibility is to express an opinion on these consolidated financial statements taken as a whole based on our audit. We did not audit the financial statements of Banca di Intermediazione Mobiliare IMI S.p.A., Banca Opi S.p.A., Banque Sanpaolo S.A. and other less significant subsidiaries which statements reflect, in 2000, total assets and total interest income and similar revenues of 26.1 percent and 17.6 percent of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us and our opinion, insofar as it relates to the amounts included for those entities, is based solely on the report of the other auditors.

        We conducted our audits in accordance with generally accepted auditing standards in the United States. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

        In our opinion, based on our audit and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sanpaolo IMI S.p.A. and Subsidiaries as of December 31, 2000 and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2000, in conformity with generally accepted accounting principles in Italy applied on a consistent basis.

        Accounting practices used by Sanpaolo IMI in preparing the consolidated financial statements referred to above conform with generally accepted accounting principles in Italy, but do not conform with accounting principles generally accepted in the United States. A description of these differences and the reconciliation of consolidated net income and stockholders' equity to U.S. generally accepted accounting principles is set forth in Note 32 to the above described consolidated financial statements.

        For a better understanding of the consolidated financial statements, attention is drawn to the following information and matters, more fully described in the explanatory notes:

  (a)
  In the course of the 1999, Sanpaolo IMI S.p.A. spun off a portion of property assets to Beni Stabili S.p.A. and conferred its merchant banking activity to NHS—Nuova Holding Subalpina S.p.A.

  (b)
  Sanpaolo IMI S.p.A. has allocated a share of the net income for the years 1999 and 2000 to the reserve as provided for and in accordance to Law 461/98 and Legislative Decree 153/99 (the so-called "Ciampi reserve") in relation to the merger with IMI and acquisition of the Banco di Napoli Group. In the 1999 and 2000 consolidated financial statements, following the request of suspension of the incentives, Sanpaolo IMI S.p.A. has, for reason of prudence, appropriated to the tax provision the whole amount of the benefit rising out of the application of these incentives. As required by the CONSOB Recommendation dated February 15, 2001, Sanpaolo IMI S.p.A. has disclosed in the consolidated explanatory notes the effects on the consolidated statement of income and consolidated shareholders' equity of such incentives.

  (c)
  In the course of the year 2000, Sanpaolo IMI S.p.A. acquired the Banco di Napoli Group and a significant investment in the Cassa di Risparmio di Firenze S.p.A.; the accounting treatment followed for the consolidation and the related effects on the consolidated statement of income and consolidated shareholders' equity are described in the explanatory notes.

Turin, Italy
April 2, 2001

/s/ Arthur Andersen S.p.A.

Deloitte & Touche Italia S.p.A.
Via della Moscova, 3
20121 Milano
Italia

Tel: +39 02 290371
Fax: +39 02 6572876
www.deloitte.it

REPORT OF INDEPENDENT AUDITORS

To the Stockholders and the Board of Directors of
Banca d'Intermediazione Mobiliare IMI S.p.A.

        We have audited the balance sheet of Banca d'Intermediazione Mobiliare IMI S.p.A. (the "Bank") as of December 31, 2002, and the related statements of income, cash flows and changes in stockholders' equity for the year then ended (all expressed in Euro). Such financial statements were previously provided to you and are not enclosed herewith. These financial statements are the responsibility of the Bank's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Banca d'Intermediazione Mobiliare IMI S.p.A. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with the Italian law governing financial statements and generally accepted accounting principles in Italy.

Milan, Italy
March 25, 2003

/s/ Deloitte & Touche

THE FOLLOWING REPORT IS A COPY OF A REPORT PREVIOUSLY ISSUED BY ARTHUR ANDERSEN SPA AND HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN SPA.

Report of Independent Accountants To the Stockholders and the Board of Directors of Sanpaolo IMI S.p.A.:	Arthur Andersen SpA Galleria San Federico 54 10121 Torino www.andersen.com

        We have audited the balance sheets of Banco di Napoli S.p.A. (the "Bank") as of December 31, 2001, and the related statements of income, of cash flows and of changes in stockholders' equity for the year then ended (all expressed in Euro). Such financial statements were previously provided to you and are not enclosed herewith. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Banco di Napoli S.p.A. as of December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in Italy, as provided by the Italian regulation governing financial statements.

        Accounting principles generally accepted in Italy, as provided by the Italian regulation governing financial statements, vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income expressed in Euro for the year ended December 31, 2001 and the determination of stockholders' equity also expressed in Euro at December 31, 2001.

Rome, Italy
April 5, 2002
/s/Arthur Andersen SpA

THE FOLLOWING REPORT IS A COPY OF A REPORT PREVIOUSLY ISSUED BY ARTHUR ANDERSEN SPA AND HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN SPA

Report of Indipendent Accountants

To the Stockholders and the Board of Directors of Sanpaolo IMI S.p.A:	Arthur Andersen SpA Galleria San Federico 54 10121 Torino www.andersen.com

        We have audited the balance sheets of Sanpaolo IMI Asset Management SGR S.p.A. (the "Company") as of December 31, 2001, and the related statements of income, of cash flows and of changes in stockholders' equity for the year then ended (all expressed in Euro). Such financial statements were previously provided to you and are not enclosed herewith. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sanpaolo IMI Asset Management SGR S.p.A. as of December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in Italy, as provided by the Italian regulation governing financial statements.

        Accounting principles generally accepted in Italy, as provided by the Italian regulation governing financial statements, vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net income expressed in Euro for the year ended December 31, 2001 and the determination of stockholders' equity also expressed in Euro at December 31, 2001.

Turin, Italy
March 6, 2002

/s/Arthur Andersen SpA

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of
Banca d'Intermediazione Mobiliare IMI SpA

        We have audited the consolidated statement of income, change in shareholders' equity and cash flows of Banca d'Intermediazione Mobiliare IMI SpA (the "Company") for the year ended December 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Banca d'Intermediazione Mobiliare IMI SpA for the year ended 31 December 2000, in conformity with the Italian law governing financial statements and generally accepted accounting principles in Italy.

Milan, 27 March 2001

PricewaterhouseCoopers SpA

/s/ Fabrizio Piva

Fabrizio Piva
(Partner)

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of
Banca OPI SpA (former IMI Lease SpA)

        We have audited the statement of income, change in shareholders' equity and cash flows of Banca OPI SpA (the "Company") for the year ended 31 December 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Banca OPI SpA for the year ended 31 December 2000, in conformity with the Italian law governing financial statements and generally accepted accounting principles in Italy.

Rome, 28 March 2001

PricewaterhouseCoopers SpA

/s/Fabrizio Piva

Fabrizio Piva
(Partner)

CONSOLIDATED BALANCE SHEET

ASSETS		12/31/02		12/31/01
		(€/mil)
10.	Cash and deposits with central banks and post offices		1,406		818
20.	Treasury bills and similar bills eligible for refinancing with central banks		3,143		9,373
30.	Due from banks:		22,000		21,571
	a) repayable on demand	4,975		3,191
	b) other deposits	17,025		18,380
40.	Loans to customers		126,701		97,056
	including:
	—loans using public funds	206		99
50.	Bonds and other debt securities		16,822		11,216
	a) public entities	8,628		4,352
	b) banks	5,079		3,433
	including:
	—own bonds	1,774		1,074
	c) financial institutions	1,132		1,120
	including:
	—own bonds	8		—
	d) other issuers	1,983		2,311
60.	Shares, quotas and other equities		2,595		1,528
70.	Investments		3,224		4,054
	a) carried at equity	426		339
	b) other	2,798		3,715
80.	Investments in Group companies		840		643
	a) carried at equity	840		643
90.	Goodwill arising on consolidation		842		838
100.	Goodwill arising on application of the equity method		188		215
110.	Intangible fixed assets		406		367
	including:
	—start-up costs	2		3
	—goodwill	16		8
120.	Tangible fixed assets		2,229		1,726
140.	Own shares				304
	(par value €14 million)		31
150.	Other assets		20,494		18,585
160.	Accrued income and prepaid expenses		2,852		2,191
	a) accrued income	2,063		1,871
	b) prepaid expenses	789		320
	including:
	—discounts on bond issues	236		31

Total assets		203,773		170,485

LIABILITIES AND SHAREHOLDERS' EQUITY		12/31/02		12/31/01
		(€/mil)
10.	Due to banks		24,456		27,922
	a) repayable on demand	2,952		3,378
	b) time deposits or with notice period	21,504		24,544
20.	Due to customers		85,280		65,845
	a) repayable on demand	60,458		48,463
	b) time deposits or with notice period	24,822		17,382
30.	Securities issued		51,561		40,839
	a) bonds	39,447		27,695
	b) certificates of deposit	7,310		8,346
	c) other	4,804		4,798
40.	Public funds administered		208		100
50.	Other liabilities		18,807		15,590
60.	Accrued expenses and deferred income		2,164		2,162
	a) accrued expenses	1,622		1,811
	b) deferred income	542		351
70.	Provision for employee termination indemnities		961		734
80.	Provisions for risks and charges		2,781		2,471
	a) pensions and similar commitments	343		43
	b) taxation	670		901
	c) other	1,768		1,527
90.	Reserve for possible loan losses		71		41
100.	Reserve for general banking risks		14		356
110.	Subordinated liabilities		6,613		5,607
130.	Negative goodwill arising on application of the equity method		94		118
140.	Minority interest		334		698
150.	Capital		5,144		3,932
160.	Additional paid-in capital		708		22
170.	Reserves		3,670		2,836
	a) legal reserve	1,029		793
	b) reserve for own shares	31		304
	d) other reserves	2,610		1,739
180.	Revaluation reserves		18		9
200.	Net income for the year		889		1,203

Total liabilities and shareholders' equity		203,773		170,485

GUARANTEES AND COMMITMENTS		12/31/02		12/31/01
		(€/mil)
10.	Guarantees given:		20,483		16,016
	Including:
	—acceptances	167		128
	—other guarantees	20,316		15,888
20.	Commitments		27,574		24,839

CONSOLIDATED STATEMENT OF INCOME

		2002		2001		2000
		(€/mil)
10.	Interest income and similar revenues		8,693		8,016		7,622
	including from:
	—loans to customers	6,936		5,999		5,501
	—debt securities	995		1,026		1,006
20.	Interest expense and similar charges		(4,955)		(5,326)		(5,123)
	including on:
	—deposits from customers	(1,445)		(1,600)		(1,401)
	—securities issued	(2,203)		(2,112)		(2,117)
30.	Dividends and other revenues		565		397		231
	a) from shares, quotas and other equities	410		263		169
	b) from equity investments	155		134		62
40.	Commission income		3,467		3,312		3,452
50.	Commission expense		(671)		(714)		(817)
60.	Profits (losses) on financial transactions		(98)		105		165
70.	Other operating income		422		280		250
80.	Administrative costs		(4,648)		(3,600)		(3,076)
	a) personnel	(2,856)		(2,221)		(1,929)
	including:
	—wages and salaries	(2,061)		(1,600)		(1,380)
	—social security charges	(618)		(471)		(425)
	—termination indemnities	(140)		(109)		(97)
	—pensions and similar commitments	(37)		(41)		(27)
	b) other	(1,792)		(1,379)		(1,147)
90.	Adjustments to intangible and tangible fixed assets		(753)		(543)		(389)
100.	Provisions for risks and charges		(261)		(136)		(323)
110.	Other operating expenses		(50)		(36)		(31)
120.	Adjustments to loans and provisions for guarantees and commitments		(889)		(636)		(647)
130.	Writebacks of adjustments to loans and provisions for guarantees and commitments		320		278		417
140.	Provisions to the reserve for possible loan losses		(27)		(11)		(8)
150.	Adjustments to financial fixed assets		(569)		(235)		(36)
160.	Writebacks of adjustments to financial fixed assets		8		2		15
170.	Income (losses) from investments carried at equity		137		79		87

180.	Income from operating activities		691		1,232		1,789

190.	Extraordinary income		575		660		451
200.	Extraordinary expenses		(248)		(269)		(55)

210.	Extraordinary items, net		327		391		396

230.	Change in reserve for general banking risks		364		(1)		2
240.	Income taxes		(450)		(318)		(785)
250.	Minority interests		(43)		(101)		(94)
255.	Elimination of second half Income of the Banco di Napoli Group(*)		—		—		(16)

260.	Net income for the year		889		1,203		1,292

(*)
This caption refers to the portion of the net results of the second half of 2000 of the Banco di Napoli group included in the price of the various tranches acquired by SANPAOLO IMI during 2000. As described in the Explanatory Notes to the consolidated Financial Statements as of December 31, 2000, the reversal is made necessary in that the income statement contribution of the Neapolitan group to consolidated Financial Statements for 2000 was reflected line by line throughout the whole of the second half.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Capital Stock	Reserves	Retained Earnings	Total
	(€/mil)
Balance at December 31, 1999	3,926	3,396	1,050	8,372

Appropriation of net income after Minority Interest for 1999:
to reserves	—	326	(326)	—
dividends	—	—	(724)	(724)
Decrease of the reserve for general banking risks	—	(2)	—	(2)
Offsetting of goodwill on consolidation(1)	—	(1,027)	—	(1,027)
Exercise of stock options	5	18	—	23
Undistributed dividends on own shares held by the Parent Bank	—	2	—	2
Cancellation of reserves for deferred taxes and other tax effects on reserves	—	98	—	98
Revaluation ex L. 342 11/21/00	—	12	—	12
Differences arising on the translation of foreign currency
Financial Statements and other adjustments	—	4	—	4
Net income after Minority Interest	—	—	1,292	1,292

Balance at December 31, 2000	3,931	2,827	1,292	8,050

Appropriation of net income after Minority Interest for 2000:
to reserves	—	505	(505)	—
dividends	—	—	(787)	(787)
Changes in the reserve for general banking risks	—	1	—	1
Offsetting of goodwill on consolidation	—	—	—	—
Exercise of stock options	1	4	—	5
Undistributed dividends on own shares held by the Parent Bank	—	—	—	—
Withdrawal from reserves to pay the tax on equity	—	—	—	—
Revaluation ex L. 342 11/21/00	—	—	—	—
Net effect of currency traslation of some affiliates' account and other adjustments	—	4	—	4
Net income after Minority Interest	—	—	1,203	1,203

Balance at December 31, 2001	3,932	3,341	1,203	8,476

Appropriation of net income after Minority Interest for 2001:
to reserves	—	430	(430)	—
dividends	—	—	(773)	(773)
Changes in the reserve for general banking risks	—	(364)	—	(364)
Merger with Cardine Banca
—increase of capital	1,212	—	—	1,212
—change in reserves	—	851	—	851
Portion of tax benefits from the Banco Napoli merger	—	250	—	250
Revaluation ex L. 342 11/21/00	—	—	—	—
Net effect of currency traslation of some affiliates' account and other adjustments	—	(4)	—	(4)
Net income after Minority Interest	—	—	889	889

Balance at December 31, 2002	5,144	4,504	889	10,537

(1)
The offsetting concerns positive differences arising from the consolidation for the first time of the Cassa di Risparmio di Firenze S.p.A. (€173 million), at net equity, and Banco di Napoli S.p.A. (€854 million), consolidated "line by line". The offsetting was made using the opportunity provided for in current regulations (See Note (5) "Consolidation Principles").

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)    FORM AND CONTENT OF CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2002, 2001, AND 2000

        The Bank's consolidated financial statements for 2002 have been prepared pursuant to Decree 87 of January 27, 1992, which implemented EEC Directive 86/635. They also take into account the requirements contained in the Bank of Italy instructions dated July 30, 1992 and subsequent amendments. For all matters not governed by special regulations, reference has been made to the Italian Civil Code and to national accounting standards.

        In compliance with current rules, the financial statements have been prepared in millions of Euro. The consolidated financial statements comprise the consolidated balance sheet, the consolidated statement of income and these explanatory notes. They are accompanied by the Board of Directors' Report on Operations.

        These Consolidated explanatory notes are presented with comparative figures taken from the financial statements as of December 31, 2001 and provide all the information required by law, including any supplementary information considered necessary to give a true and fair view of the Group's financial position. The tables provided for by law and the details required by the Bank of Italy are numbered in accordance with Bank of Italy instructions or based on the date of the relevant Instructions.

        The following schedules are attached to the consolidated financial statements:

  •
  Statement of changes in consolidated shareholders' equity;

  •
  Reconciliation between the profit and net equity of the Parent Bank and that of the Group;

  •
  List of equity investments that exceed 10% of the capital of unquoted and private companies (as per CONSOB resolution no. 11715 of November 24, 1998);

        It should also be mentioned that Note 18 "Provisions" contain the information required by CONSOB (Communication 1011405 of February 15, 2001) from banks quoted on regulated markets.

(2)    SCOPE OF CONSOLIDATION

        The scope of line-by-line consolidation reflects the SANPAOLO IMI Banking Group as recorded in the appropriate register in compliance with art. 64 of Decree 385 dated September 1, 1993, with the exception of certain minor investments whose balance sheet and statement of income results have little or no effect on the consolidated financial statements, or because they have been put into liquidation or listed for disposal. In addition to SANPAOLO IMI S.p.A. (the Parent Bank), the Banking Group comprises those directly and indirectly controlled subsidiaries which carry out banking, finance or other activities which complement those of the Parent Bank.

        The scope of line-by-line consolidation excludes Società per la Gestione di Attività S.p.A. (Sga), the shares of which have been handed over as a pledge with voting right to the Treasury Ministry as part of the special procedures described in Note 16—Other assets.

        The scope of line-by-line consolidation also excludes those companies for which a formal decision has been taken to dispose of them.

        Equity investments under the assumption of joint control are consolidated on a proportional basis.

        Investments in subsidiaries whose activities differ from banking, financing and those of the rest of the Group, i.e. those that are excluded from the scope of consolidation for the above-mentioned reasons, are valued using the equity method, together with holdings in companies subject to significant influence where the Group controls at least 20% of the voting rights in the ordinary meeting (i.e. associated companies).

        The principal changes in the line-by-line and proportional consolidation area when compared to December 31, 2001 concern:

  •
  inclusion in the line-by-line consolidation area, acquiring the related financial flows from the beginning of 2002 of:

  •
  the former Cardine Group companies following the merger by incorporation of the Cardine Banca Parent Bank into SANPAOLO IMI S.p.A.;

  •
  FIN.OPI S.p.A. (formerly Compagnia di San Paolo Investimenti Patrimoniali S.p.A.) held entirely by Banca OPI S.p.A.;

  •
  the inclusion in the proportional consolidation area of the Slovenian company Banka Koper, as of January 1, 2002, following the attainment of joint control through the increase in the stake already held in the previous year by the Parent Bank.

        The change of the company name of NHS S.p.A. to Sanpaolo IMI Private Equity S.p.A. should also be noted.

        Companies consolidated on a line-by-line or proportional basis and investments carried at equity are listed in Note 14.

(3)    MODALITIES AND EFFECTS OF THE CONSOLIDATION OF THE FORMER CARDINE GROUP COMPANIES

        For the first time inclusion in the consolidated financial statements of the former Cardine Group companies, following the merger by incorporation of the Parent Bank Cardine Banca S.p.A. into SANPAOLO IMI S.p.A., reference has been made to the shareholders' equity of the newly-consolidated companies and to the related book values as of January 1, 2002, this being the reference date of the transaction, for accounting and tax purposes. For the purposes of alignment to the accounting principles of the SANPAOLO IMI Group, the reference net shareholders' equities have been appropriately adjusted in order to reflect the discounting of doubtful loans of the former Cardine Group (€63 million net of the related tax effect), as well as the losses on investment securities (€23 million net of the related tax effect).

        The first time consolidation of the former Cardine Group shareholdings revealed positive and negative goodwill differences on line-by-line consolidation and on net equity for, respectively, €314 million and €299 million. The positive differences have been allocated as follows:

  a)
  €299 million have been deducted from negative goodwill, using the faculty provided for by art. 32, subsection 4 of Decree. 87/92, confirmed by subsection 5 of the same article, as well as the relevant application of the Bank of Italy instructions (provision dated July 30, 1992 and subsequent amendments);

  b)
  the remaining €15 million of assets in the consolidated balance sheet to be amortized over 10 years, given the nature of the investment. For the year 2002, amortization charged to the statement of income totaled €1.5 million.

        Considering that, as mentioned earlier, the merger by incorporation of Cardine Banca has an accounting effect as of January 1, 2002, the SANPAOLO IMI consolidated statement of income for the year 2002 reflects the financial flow of the former Cardine Group companies line-by-line for the whole period.

(4)    METHODS AND EFFECTS OF THE CONSOLIDATION OF EQUITY INVESTMENTS ACQUIRED DURING THE YEAR 2000.

        The three follow main investments are reflected in the consolidated accounts as indicated below:

  •
  the consolidation of Cassa di Risparmio di Firenze at equity resulted in "goodwill arising on consolidation", being the difference between the acquisition price and shareholders' equity pertaining to the Group as of December 31, 1999, an amount of €255 million. Of this amount: a) €173 million, as the excess cost vis-à-vis the average market value of Carifirenze shares, has been deducted from "negative goodwill arising on consolidation" already existing in the consolidated financial statements as at December 31, 1999; b) the balance of €82 million has been booked to the consolidated balance sheet to be amortized over 10 years starting from 2000, given the nature of the investment;

  •
  the line-by-line consolidation of the Banco di Napoli group, based on the net equity on the acquisition dates of the three different tranches (suitably adjusted to comply with the accounting policies of the SANPAOLO IMI Group, and to take account of expected restructuring costs), shows "goodwill arising on consolidation" of €1,670 million. This goodwill has been attributed: a) €854 million to reduce the existing balance of "negative goodwill arising on consolidation"; b) €816 million to the assets side of the balance sheet to be amortized over 10 years, given the nature of the investment. In 2000, the amortization on the portion not offset against negative goodwill arising on consolidation, charged to the statement of income in proportion to the ownership period of the different tranches acquired, totaled €4 million. Considering that the control over Banco di Napoli was finalized during the second half of 2000, as mentioned above, the consolidated statement of income of SANPAOLO IMI as of December 31, 2000 reflects, on a line by line basis, the economic flows of the Neapolitan group only relating to the second half of the year, suitably adjusted for the elements considered as changes to shareholders' equity when calculating the consolidation differences. The portion of consolidated income of the bank relating to the second half of 2000 included in the purchase price of the various tranches, and therefore not to be attributed to the SANPAOLO IMI Group result, is shown in a specific caption of the statement of income "elimination of second half-year income pertaining to Banco di Napoli Group" and deducted from the consolidated result;

  •
  the line-by-line consolidation of the Wargny group entailed booking to the assets side of the consolidated balance sheet "goodwill arising on consolidation" of €78 million, with respect to the shareholders' equity of the French group based on the initial results as of December 31, 2000. This difference will be amortized over 10 years, given the nature of the investment. Given that we took control of this group in November 2000, the consolidated statement of income of SANPAOLO IMI as of December 31, 2000 does not reflect the results of the French group as not significant.

(5)    CONSOLIDATION PRINCIPLES

        The main consolidation principles adopted are as follows:

        The book value of equity investments in consolidated companies, held by the Parent Bank or by other Group companies, is offset against the corresponding portion of the Group's share of the company's net equity—adjusted where necessary to bring the company into line with Group accounting principles—including their assets and liabilities on a line-by-line basis in accordance with the "full consolidation method". The off setting of book value against shareholders' equity is carried out on the basis of values current at the time the investment was consolidated for the first time, or at the time the controlling interest was acquired. Where possible, any differences arising are allocated to the assets and liabilities of the related consolidated companies, or, for the quota attributable to the Group on the basis of the application of the equity ratios, to "negative or positive goodwill" arising on consolidation, depending on whether the value of the investment is higher or lower than the shareholders' equity.

        Investments in companies carried at equity are recorded in the financial statements at the amount equal to the corresponding portion of their shareholders' equity. Any balance not assignable to the assets or liabilities of the companies concerned at the time this method is first implemented, is booked to "positive/negative goodwill arising on application of the equity method". In the years after the first year of consolidation, the adjustment of the value of these investments is booked under "Negative goodwill arising on application of the equity method" and to "Profit (losses) from investments carried at equity" for, respectively, the changes referring to reserves and those referring to the result of the company in which the investment is held.
        "Positive goodwill" arising on the application of line-by-line consolidation, proportional consolidation or from the equity method is deducted from the total "negative goodwill" already existing, or which arose during the same year, and up to the total amount. Investments acquired to be re-sold as part of the merchant banking activity are not offset in this way. Positive goodwill differences which are not offset against negative differences are amortized over a period corresponding to the use of the investment (see Note 16—Other assets..

        Receivables, payables, off-balance sheet transactions, and costs and revenues, as well as any gains and losses relating to significant transactions between consolidated Group companies, are eliminated. By way of exception, given the provisions of art. 34, Decree. 87/92, costs and revenues arising from intra-Group trading in financial instruments and currency are not eliminated if such transactions were carried out under normal market conditions.

        Financial statements denominated in currencies not included in the euro-zone are converted into euro at year-end rates of exchange. Differences arising on the conversion of shareholders' equity captions using these closing rates of exchange are allocated to consolidated reserves, unless they are offset by specific hedging transactions.

        Adjustments and provisions made in the financial statements of the Parent Bank and of other companies consolidated on a line-by-line basis solely for fiscal purposes, are eliminated from the Consolidated Financial Statements.

(6)    FINANCIAL STATEMENTS USED FOR CONSOLIDATION

        The financial statements used for the line-by-line consolidation process are those prepared as of December 31, 2002, as approved by the boards of the subsidiaries concerned. They have been adjusted, where necessary, for consistency with Group accounting policies. The financial statements of subsidiaries operating in the financial leasing sector and included in consolidation, have been prepared using the financial lease method, which is essentially consistent with Group accounting policies.

        Investments with no controlling interests have been valued according to the net equity method, made on the basis of the latest or draft financial statements available.

(7)    CHANGES TO THE ACCOUNTING POLICIES

        The accounting policies used in the preparation of the 2002 balance sheet and statement of income are consistent with those used for the Group's 2001and 2000 consolidated financial statements.

Changes adopted in 2001

        Dividends from direct subsidiaries, beginning from 2001, are booked in the year that they accrue, rather than in the year that they are receivable. The treatment was approved by the Board of Directors of the Parent Company at the meeting on April 10, 2001.

        The treatment above mentioned does not impact on the consolidated financial statement, because the dividends from subsidiaries consolidated line by line are eliminated within the consolidation process.

Changes adopted in 2000

        No changes were adopted in 2000.

(8)    AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTS

        The consolidated financial statements and those of the Parent Bank, have been subjected to an audit by PricewaterhouseCoopers S.p.A., in accordance with the shareholders' resolution dated April 28, 2000, which appointed the firm as auditors for the 2001/2003 three-year period.

        For the year 2000, the consolidated financial statement, as well as the Parent Bank's financial statements, were audited by Arthur Andersen S.p.A.

(9)    COMPARISON WITH THE QUARTERLY REPORT AS OF DECEMBER 31, 2002

        The Consolidated Financial Statements, prepared using the final accounting information of the Parent Bank and its subsidiaries, include a number of changes compared with the Quarterly report as of December 31, 2002, which was presented on February 11, 2003 and which provided advance information concerning the Group's results for the year end.

        The differences however are not significant and do not alter the substance of the report already published. They relate primarily to:

  •
  the completion of the reconciliation process, by more precise elimination of intercompany transactions which is essentially reflected in net commissions and interest margin;

  •
  the more precise calculation of personnel costs;

  •
  modifications to provisions mainly referring to restructuring charges for the tax collection activities;

  •
  the recalculation of the tax effect on the above changes.

(10)    DESCRIPTION OF ACCOUNTING POLICIES

        The accounting policies adopted are communicated to and, where required by law, approved by the Board of Statutory Auditors. These policies are consistent with those applied as of December 31, 2001 and 2000 except for the changes discussed in the introduction to these explanatory notes.

Loans, guarantees and commitments

Loans

        Loans, comprising principals not yet due and principals and interest due but not yet collected, are stated at their estimated realizable value, taking into account the solvency of borrowers in difficulty and any debt-servicing problems faced by individual industrial sectors or the countries in which borrowers are resident. The assessment performed also takes into consideration any guarantees received, market prices and negative market trends involving the consistent loan categories. Estimated realizable value is determined following a detailed review of outstanding loans, considering the degree of risk associated with the various forms of lending and the risk of default inherent in loans that are currently performing normally. The estimated realizable value of doubtful loans (non-performing, problem and restructured loans, loans being restructured and loans to companies under observation, assessed on a case-by-case basis) takes into consideration not only the likelihood of eventual recovery, but also any total or partial failure to generate income and delayed repayments.

        In detail:

  •
  non-performing loans: loans to borrowers in a state of insolvency or similar, are valued on a case-by-case basis;

  •
  problem loans: loans to borrowers suffering temporary difficulties which are likely to be overcome in an acceptable period of time, are valued on a case-by-case basis;

  •
  restructured loans: loans for which a syndicate of banks (or a single bank) reschedules the repayment of principal or re-negotiates the applicable terms at lower-than-market rates, are valued on a case-by-case basis;

  •
  loans being restructured: loans for which the borrower has applied for consolidation to a variety of banks within the past 12 months, are valued on a case-by-case basis;

  •
  loans exposed to "country risk": loans to borrowers resident in countries with debt-servicing difficulties; these are normally adjusted on a general basis, from country to country, by applying writedown percentages that are not lower than those specified by the Banking association. Exceptions are made for certain positions which are valued separately as they are backed by specific guarantees. These loans do not include specific positions which, on the basis of an objective state of insolvency, are classified in the previous risk categories;

  •
  performing loans: loans to borrowers who, at this time, do not present specific insolvency risks, are valued on a general basis, except for the positions of certain companies under observation, which are assessed on a case-by-case basis. Loans acquired from third parties for the purpose of investment, or rather with the intent of holding them in portfolio up to their expiry in order to maximize the financial profit of the investment, are classified at purchase cost; any difference between the price paid for the investment and the nominal value or reimbursement is reflected in the statement of income to adjust the interest relating to the loans acquired, according to the residual duration of the loans and on the basis of the accruals principle. With reference to trading on the secondary loans market by the Parent Bank's New York and London branches, performing loans acquired within this activity form a separate consistent portfolio which is valued on the basis of the lower between cost and market value. General adjustments to other performing loans are calculated by the individual subsidiaries on a historical-statistical basis. For the Parent Bank and domestic commercial networks, this method is flanked by a centralized portfolio model based on the risk management methodologies used to monitor and control credit risks.

        The Parent Bank's historical/statistical method, which essentially provides a historical valuation of the portfolio risk level, is organized as follows:

  1.
  at the period-end an estimate is made of the performing loans which, based on the movements over the last five years, are expected to become doubtful loans during the next year;

  2.
  the calculation of the potential losses likely to be incurred in aggregate of point 1, is determined assuming that the loss percentage on performing loans transferred to doubtful loans is the same as the average loss observed over the last five years.

        The portfolio model which, characterized by valuation tables, provides the extent of the loss which might be suffered the following year, is based essentially on the following elements:

  1.
  the rating attributed to each counterparty assigned by the Parent Bank, which is used to calculate the likelihood of insolvency in the next year (i.e. movements in doubtful loans), aligned to the average level of the economic cycle;

  2.
  the loss given default which measures the average percentage of loss expected in the case of insolvency.

        The "expected losses" resulting from a reasoned comparison of the two models, constitute the parameter of reference utilized to calculate the "general reserve" destined to cover the default risk on performing loans. This calculation is aligned to what is assumed to be a fair value, determined also considering specific factors pertaining to the portfolio and to valuations of the expected evolution of the economic cycle.

        For the purpose of classifying loans as non-performing, problem, restructured or exposed to country-risk, reference is made to current Bank of Italy regulations on the subject, integrated by internal instructions establishing automatic rules and criteria for the transfer of loans within the various risk categories.

        Doubtful loans are classified to the various risk categories (non-performing, problem, restructured and being restructured) by the operating structures coordinated by the central departments responsible for the supervision of credit control.

        After review by the central departments responsible for the control and recovery of loans, the resulting estimated realizable values are formally approved by the committees and other levels within the organization empowered to make such decisions.

        Default interest accrued during the period is eliminated from the statement of income since, for the sake of prudence, collection is considered unlikely.

        Writedowns, both specific and general, are made by an adjustment to reduce the value of the asset recorded in the balance sheet on the basis of the aforementioned criteria. The original values may be reinstated by means of writebacks, when the reasons for such writedowns cease to apply.

        As regards the method used to calculate discounting adjustments, these are determined to reflect the difference between:

  •
  the estimated realizable value;

  •
  and the net present value of future cash flows (principal and interest).

        The discounted present value of cash flows is determined by reference to expected cash receipts, the timing of such receipts and an appropriate discount rate.

        The timing and extent of expected cash receipts are determined using detailed calculations provided by the departments responsible for loan evaluation and, if these are not available, then estimates and general statistics from historical data and studies of the business sectors concerned are used.

        With regard to the discount rate, at December 31, 2002, the Parent Bank used the average reference rate of 5.5%, determined as the appropriate approximate average performance at the date of inception of the doubtful loan portfolio and calculated on the basis of the contractual rates actually applied by the Parent Bank on medium-long term loans (fixed and floating rate) and on short term loans (floating rate). Considering the need to simplify and reduce data processing costs, it is deemed that such average rate is sufficiently approximate to the result which would have been obtained had current contractual rates been applied to transactions now classified as doubtful loans. A similar approach has been adopted by the subsidiaries; using reference rates appropriate to the markets concerned for foreign companies.

        The discounting process automatically means that there will be writebacks to discounted loans: in fact, the mere passage of time, with the consequent approach of the expected collection deadlines, implies an automatic reduction in the implicit financial charges previously deducted from the value of the loans.

        Loans for which the Group acquired protection against the risk of non-performance as part of derivative contracts ("buyer protection") continue to be booked in the financial statements among loans secured by personal guarantees.

Loans deriving from financing and deposit contracts

        These are recorded at the amount disbursed. Loans backed by discounted notes, acquired within the scope of lending activities, are recorded in the financial statements at their nominal value, while the portion pertaining to future years is recorded among deferred income.

Reverse repurchase agreements on securities

        Reverse repurchase agreements that require the holder to resell securities when the agreement matures are treated as lending transactions. The amounts disbursed in this way are therefore recorded as loans. Income from lending, comprising interest coupons on securities and the differential between the spot and forward prices for such securities, are recorded on an accruals basis as interest in the statement of income.

Loan of securities

        Transactions involving the loan of securities guaranteed by funds freely available to the lender are treated in the same way as repurchase agreements on securities. Securities loaned, not guaranteed by sums of money, are reported in the financial statements as a combination of two functionally-linked transactions: a loan to and a deposit from a third party (or vice versa). These transactions are essentially the same as repurchase agreements, which means that the securities loaned remain in the portfolio of the lender.

Finance leases

        Lease transactions are recorded using the financial accounting methodology, which states lease contracts and transactions in such a way as to disclose their economic substance. This approach, which recognizes the financial nature of lease transactions, treats the excess of total lease payments over the cost of the related asset as interest income. Such income is credited to the statement of income with reference to the residual principal and the pre-determined rate of return, taking into consideration the end-of-lease purchase value of the asset. Accordingly, the balance of loans under finance leases reported in the consolidated financial statements essentially represents the outstanding principal on loans to customers and installments due but not yet collected.

Guarantees and commitments

        Guarantees and commitments giving rise to lending risk are recorded at the total value of the exposure, while the related risk is assessed on the basis described in relation to loans. Expected losses in relation to guarantees and commitments are covered by the related provision. Commitments include exposures to underlying borrowers for derivatives on loans for which the Group has taken over the lending risk ("seller protection").

Derivatives on loans

        Seller protection—Derivative contracts on loans which involve seller protection are recorded to caption 20 "commitments" according to their theoretical value. If payment of a fixed amount is expected, the amount recorded is that of the final sum established by the contract.

        Buyer protection—Derivative contracts on loans which involve buyer protection are booked to the underlying asset among loans secured by personal guarantees.

        Derivative contracts on loans are classified as belonging to the dealing portfolio (trading book) when the bank is holding them for trading. Derivatives on loans not included in the trading book are classified to the banking book.

        Derivative contracts on loans belonging to the trading book are valued individually, taking into consideration the credit and financial risk inherent in the contracts.

        Derivative contracts on loans belonging to the banking book are valued:

  •
  at cost adjusted to take into account any permanent losses in value, in the case of contracts which involve hedging sales;

  •
  in a consistent manner with the underlying asset object of the protection, for contracts which involve hedging purchases.

        The premium paid or collected on contracts belonging to trading book is recorded among premiums for options (caption 150 under assets and caption 50 under liabilities of the balance sheet).

        Contracts belonging to banking book are recorded as commission income or expense entries according to whether the amount is collected or paid (respectively captions 40 and 50 of the statement of income).

Securities and off-balance sheet transactions (other than foreign currency transactions)

Investment securities

        Investment securities due to be held by the Group over the long term with a view to stable investments are valued at "the average daily cost", adjusted to reflect accruals for the year of issue and dealing discounts (the latter being the difference between the purchase price and the related redemption price, net of issue discounts yet to mature).

        Such securities are written down to reflect any lasting deterioration in the solvency of the issuers and the ability of the related nations to repay debt. Investment securities may also be written down in consideration of market trends in accordance with the first subsection of art. 18 of Decree 87/92. The original value is reinstated if the reasons for any writedowns cease to apply.

Dealing securities

        Securities held for dealing and treasury purposes are stated at fair value, adjusted to reflect accrued issue discounts as follows:

  •
  securities quoted in organized markets: the official price quoted on the last trading day of the year;

  •
  securities not quoted in organized markets: at the lower of cost or fair value. The latter is calculated by discounting future cash flows, using current market rates when valuing similar instruments by type and creditworthiness of the issuer. These estimates, where possible, are also compared with the prices of securities that have similar financial characteristics. The original value of dealing securities is reinstated when the reasons for any writedowns cease to apply. Unquoted securities which are economically linked to derivative contracts are valued at fair value, consistent with the accounting treatment of the contracts concerned.

        Any transfers between the investment and dealing portfolios are made on the basis of the book value of the securities transferred at the time of the transaction; book value is determined using the method applicable to the originating portfolio. The related economic effects are reported in caption 60. "Profits (losses) on financial transactions" if the portfolio of origin is a dealing portfolio, and in caption 150. "Adjustments to financial fixed assets" if the portfolio of origin is an investment portfolio. Securities transferred and still held at year-end are valued using the method applicable to the destination portfolio.

Commitments to buy or sell for securities transactions to be settled

        Commitments to buy are valued on the basis applicable to the destination portfolio. The value of commitments to sell, on the other hand, takes into consideration the contractual forward sale price.

Equity investments

        Equity investments which are neither consolidated on a line-by-line basis or valued at equity, are stated at cost, increased to reflect past revaluations at the time the company was transformed and the effect of mergers, determined on a LIFO basis with annual increments. Cost is written down to reflect any permanent losses in value, taking into account any reductions in the equity value of the companies concerned and in the trend in exchange rates for those investments held at historical rates. The original value of equity investments is reinstated if the reasons for any writedowns cease to apply.

        Equity investments can also be written down in consideration of the market trend, in accordance with the first subsection of art. 18 of Decree 87/92.

        With reference to investments held in Isveimer and in Sga, any charges which the Parent Bank may be called on to bear to cover losses incurred by group companies, will be covered through measures taken in accordance with Law 588/96, accomplished with the procedures provided by the Ministerial Decree of September 27, 1974, as revealed in Note (16).

        Dividends from investments that are not consolidated line-by-line or valued at equity are recorded, together with the related tax credits, at the moment in which the tax credit becomes collectible, usually in the year in which dividends are declared and collected.

Foreign currency assets and liabilities (including off-balance sheet transactions other than derivatives)

        With the introduction of the Euro, the term foreign currency refers to all currencies outside the EMU.

Assets and liabilities denominated in foreign currency

        Assets and liabilities denominated in foreign currencies or indexed to foreign exchange movements, as well as financial fixed assets funded in foreign currencies or indexed to foreign exchange movements, are valued using spot exchange rates applicable at year end. Equity investments denominated in foreign currencies subject to local exchange control restrictions (non-convertible currencies) stated in currencies other than those of use, and those not fully or partially hedged by a deposit in the currency of the investment are stated, with regard to the part financed in currencies other than those of use, at the historical rates of exchange applying at the time of acquisition.

        Foreign currency costs and revenues are stated using the exchange rates applying at the time they arose.

Unsettled spot and forward currency transactions

        Unsettled spot and forward currency transactions carried out for hedging purposes are valued in the same way as the assets and liabilities being hedged, whether they are recorded on or off the balance sheet.

        Transactions not carried out for hedging purposes are valued:

  •
  at year-end spot exchange rates, in the case of spot transactions still to be settled;

  •
  at period-end forward exchange rates for the maturity dates corresponding to those of the transactions being valued, in the case of forward transactions.

        The effect of these valuations is debited or credited to the statement of income.

Tangible fixed assets

        Tangible fixed assets are stated at purchase cost, including related charges and the cost of improvements. Purchase cost may have been restated on transformations, at the time of mergers or as a result of applying monetary revaluation laws.

        Operating assets are depreciated on a straight-line basis over their residual useful lives. Tangible fixed assets are written down in cases where there is a permanent loss in value, regardless of how much depreciation has already been accumulated. The value of such assets is reinstated in future accounting periods if the reasons for any writedowns no longer apply.

        Ordinary maintenance and repairs, which do not determine an increase in their usefulness and/or useful life, are expensed in the year in which they are incurred.

Intangible fixed assets

        Intangible fixed assets are stated at purchase or production cost, including related charges, and amortized over the period they are expected to benefit, as described below:

  •
  start-up costs and costs for increases in share capital and other deferred charges are generally amortized on a straight-line basis, over five years;

  •
  costs incurred for the purchase of software or for its development by third parties are generally amortized on a straight-line basis over three years, taking into account the expected residual period of utilization;

  •
  the goodwill deficit arising from the the merger of Banca Provinciale Lombarda and Banco Lariano in 1993, net of the portion allocated to reflect the value of the related assets, is amortized on a straight-line basis. This amortization, concluded in the current year, is provided over a period of ten years and is justifiable in view of the duration of the goodwill accumulated by the merged banks, as assessed in expert appraisals prepared for the respective mergers.

Other aspects

Own shares

        Own shares purchased by the Parent Bank are valued at cost, determined using the "average daily cost" method, as they are classed as long-term investments. The main reason for the Parent Bank buying its own shares is to use them in strategic deals that require the availability of such shares (e.g. share exchanges as part of the acquisition of equity investments, cooperation agreements and other corporate finance deals). Shares of the Parent Bank purchased by subsidiaries for dealing purposes are valued at their market value corresponding to the "official quotation of the year-end closing date".

        Should own shares be destined for stock incentive plans or stock option plans, they are classified at market value in special separate portfolios, in the same manner as dealing securities.

Stock option plans

        Stock incentive plans approved by the Parent Bank, which do not include the assignment of own shares, consist in the assignment of rights to subscribe to increases in share capital against payment. Considering that neither Italian regulations nor Italian accounting policies provide specific instructions in this respect, the booking of these plans is made by registering the increase in capital and the related additional paid in capital, at the time of subscription.

Payables

        Payables are stated at their nominal value. The difference between the nominal value of loans received, or securities placed, and the amount actually received, is recorded in the financial statements among deferrals and released to the statement of income on an accruals basis, in accordance with the repayment plan implicit in the funding transaction. Zero-coupon securities are stated at their issue price plus accrued interest. Consistent with the policies described above, funding repurchase agreements that require the holder to resell the securities acquired when the agreement matures are recorded among payables, as are related securities borrowing transactions.

        Funding repurchase agreements on securities issued by Group companies are not reported on the above basis if they are arranged by the issuing company concerned. In this case, they are recorded as securities issued with a forward repurchase commitment.

Provisions for employee termination indemnities

        The provisions for employee termination indemnities represent the liability to each employee at period-end, accrued in accordance with current legislation and payroll agreements.

Provisions for risks and charges

        Provisions for risks and charges cover known or likely liabilities whose timing and extent cannot be determined at year-end or at the time the financial statements are prepared.

Pensions and similar commitments

        The pension fund, qualifiable as an "internal" pension fund, is set up by the Parent Bank to cover charges linked with integration of the pension paid to the former IMI S.p.A. staff entitled to such payment integration and by some companies from the former Cardine Group. The contingency arising in this connection is assessed at year end on the basis of independent actuarial appraisals, in order to determine the provisions to technical reserves needed to cover future pensions.

Taxation

        The provision for taxation covers deferred taxes, income taxes and the regional tax on business activities, including those charged on units operating abroad. The provision also takes into consideration current and potential disputes with the tax authorities.

        Income taxes are estimated prudently on the basis of the tax charges for the year, determined in relation to current tax legislation.

        Deferred taxation, determined according to the so called "balance sheet liability method", reflects the tax effect of provisional differences between the book value of assets and liabilities and their value for tax purposes, which will lead to taxable and deductible amounts in future.

        To this end, taxable provisional differences are defined as those which will give rise to taxable income in future years (deferred capital gains, for example); while deductible provisional differences are defined as those which will give rise to deductible amounts in future years (such as provisions and costs that can be deducted for tax purposes over a period of years, e.g. general loan writedowns in excess of the fiscally deductible amount).

        Deferred tax liabilities are calculated by applying to each consolidated company the average tax rate to taxable provisional differences likely to generate a tax burden. Deferred tax assets are calculated on deductible provisional differences if there is a reasonable certainty of recovery.

        The deferred taxation on equity reserves that will become taxable "however used" is charged against shareholders' equity. Deferred taxation relating to revaluations arising on conversion to the Euro, credited to a specific reserve that will become taxable pursuant to art. 21 of Decree 213/98, is charged directly against this reserve.

        No provision is made for the Parent Banks' reserves subject to taxation only in the event of distribution. This is because such reserves are allocated to accounts that are not available for distribution and because the events which would give rise to such taxation are not expected to occur.

        Deferred taxation on the equity items of consolidated companies is not booked if it is unlikely that any liability will actually arise, bearing in mind the permanent nature of the investment.

        Deferred tax assets and liabilities relating to the same kind of tax, applicable to the same entity and expiring in the same period, are offset against each other.

        Deferred tax assets are offset against income tax by booking them to the balance sheet under caption 150—Other assets. Liabilities for deferred taxes are booked to the balance sheet under sub-caption 80.b—Taxation—and are also offset against income tax.

        If the deferred tax (asset or liability) relates to transactions directly involving shareholders' equity without affecting the statement of income, it is debited or credited to shareholders' equity.

Other provisions

        Provisions for guarantees and commitments cover losses on guarantees given and, more generally, the contingencies associated with the Group's guarantees and commitments and the exposures to derivative contracts on loans for which the Group has taken over the lending risk (seller protection).

        Provisions for other risks and charges cover estimated losses arising from legal action and, in particular, from repayments claimed by the receivers of bankrupt customers. They also cover possible charges in connection with guarantees given on the sale of equity investments, possible charges in connection with the Group's commitment to support the Interbank Deposit Guarantee Fund, possible charges in connection with the renegotiation of subsidized home mortgage loans (Law 133/99 and that dictated by Budget Law 2001) and unsubsidized fixed rate mortgages (Law Decree 394 dated December 29, 2000, converted to Law 24 dated February 28, 2001) and possible charges in connection with other potential liabilities.

        Provisions for other personnel charges comprise:

  •
  provisions made by the Parent Bank on the basis of an independent actuarial report, in order to cover the technical deficit of the Independent Supplementary Pension Fund, an independent entity which integrates the compulsory pension fund, as well as accruals for other welfare and social contributions;

  •
  provisions made on a mathematical/actuarial basis to set up the technical reserve needed to cover long-service bonuses payable to employees;

  •
  provisions made to cover discretional employee bonuses and other potential liabilities, including those connected with staff leaving incentives.

Reserve for general banking risks

        This reserve covers the general business risks and, as such, forms part of shareholders' equity in compliance with international supervisory standards and Bank of Italy instructions.

Accruals and deferrals

        Accruals and deferrals are recognized in accordance with the matching principle.

Derivatives contracts

Derivatives on currency, securities, interest rates, stockmarket indices and other assets

        Derivative contracts are valued individually using the methods applicable to the portfolio concerned (hedging contracts and non-hedging contracts). The accounting principles and valuation criteria of derivative contracts are also applied to embedded derivatives which represent the components of hybrid financial instruments and include both derivative and primary contracts. To this end, embedded derivative contracts are separate from primary contracts and are booked and valued according to the following principles and criteria.

        The values determined are recorded separately in the balance sheet without offsetting assets and liabilities. Agreements between the parties to off-set reciprocal receivables and payables in the case of default by one of the counterparties ("master netting agreement") are not relevant for disclosure purposes, but are taken into consideration when assessing the counterparty's lending risk.

        The values determined by the contract valuation process (hedging and non-hedging) are adjusted on a case-by-case or a general basis, where appropriate, in order to reflect the lending risk (counterparty and/or country risk) inherent in the contracts.

Hedging contracts

        These are entered into with the aim of protecting the value of individual assets or liabilities, as well as any groups of assets or liabilities, on or off the balance sheet, from the risk of market fluctuations. In the case of groups of assets or liabilities, the hedging objective is achieved via the use by the Group of asset and liability management techniques. A transaction will qualify as a hedge if the following documented conditions are met:

  a)
  intent to enter into a hedge;

  b)
  high degree of correlation between the technical and financial characteristics of the assets and liabilities hedged and those inherent in the hedging contract.

        If one of the conditions above ceases to apply, then the contract no longer qualifies.

        Hedging derivatives are valued on a basis consistent with the assets and liabilities being hedged. The related procedures for presentation in the financial statements are summarized below:

        Balance sheet:    the relevant element of differentials or net interest on contracts hedging the interest arising from interest-earning / bearing assets and liabilities is classified among "Accrued income" and/or "Accrued expenses". The relevant element of differentials on forward rate agreements hedging the interest arising from interest-earning / bearing assets and liabilities is classified among "Prepaid expenses" and/or "Deferred income". The market value of contracts hedging the risk of price fluctuations, and the effect of valuing contracts hedging the exchange risk on lending and funding activities (principal portion) using year-end spot exchange rates, are classified among "Other assets" and/or "Other liabilities". Contracts hedging investment securities, or total loans and deposits, are valued at cost consistently with the assets and liabilities being hedged.

        Statement of income:    where derivative contracts are intended to hedge the interest arising from interest-earning / bearing assets and liabilities, the related economic effect will form part of the net interest income on an accruals basis. In this case, the related differentials and margins are allocated either to interest income or to interest expense, depending on their nature. If, on the other hand, the derivative contract hedges the risk of market price or exchange fluctuations (principal portion), then the revenues or costs generated are treated as "Profits (losses) on financial transactions". More specifically, differentials and margins earned on derivative contracts hedging dealing securities are treated as interest, if they relate to multiple-flow contracts (e.g. IRS) or to single-flow contracts where the duration of the underlying asset is less than one year (e.g. FRA); but as profits (losses) on financial transactions, if they relate to single-flow contracts where the duration of the underlying asset is more than one year (e.g. futures and options).

Non-hedging derivative contracts

        These are valued as follows:

        Contracts on securities, interest rates, stockmarket indices and other assets:    exchange traded contracts are stated at their quoted market price on the last day of the period. Contracts linked to underlyings with observable market prices are stated on the basis of their financial value (replacement cost) determined with reference to the observable market prices for underlyings. Other contracts are valued with reference to other elements determined on an objective and consistent basis.

        Foreign currency derivatives:    these are valued using the forward exchange rates ruling at period-end for the maturity dates of the transactions subject.

        The related procedures for presentation in the financial statements are summarized below:

        Balance sheet:    the amounts determined from the valuation of non-hedging contracts are classified as "Other assets" or "Other liabilities".

        Statement of income:    the economic effects of non-hedging derivative contracts are classified as "Profits (losses) on financial transactions". The structure of this caption, according to the sectors of the financial instruments being traded (securities, currency, other financial instruments) and to the nature of income/charges which they generate (valuations or not), is illustrated in a specific table in the explanatory notes.

Internal deals

        The Parent Bank and the subsidiary Banca IMI have adopted an organizational structure based on specialized trading desks that have exclusive authorization to deal in specific derivatives. This arrangement improves efficiency (lower transaction costs), improves management of market and counterparty risks, and the optimal allocation of specialized human resources. These desks manage portfolios consisting of various types of derivatives and, sometimes, securities and operate within defined net risk limits.

        The desks serve as counterparties to other desks (which are also autonomous from an accounting point of view) that are not authorized to deal in the market.

        With regard to the accounting treatment of internal deals and their effect on income:

  •
  internal deals involving derivatives held in specialized desk portfolios are stated at fair value when entered into for dealing/trading purposes;

  •
  internal deals involving derivatives held in non-specialized desk portfolios are treated on a basis consistent with the assets or liabilities being hedged (for example, at fair value if they hedge listed dealing securities and at cost if they hedge investment securities and/or deposits).

Settlement date

        Currency and security transactions, interbank deposits and loans and the bills portfolio are recorded with reference to their settlement dates.

(11)    ADJUSTMENTS AND PROVISIONS RECORDED FOR FISCAL PURPOSES

Value adjustments recorded solely for fiscal purposes

        Adjustments recorded solely for fiscal purposes in the statutory financial statements of the Parent Bank and the companies included in consolidated have been reversed upon consolidation.

        The Group has not recorded any adjustments solely for fiscal purposes during the year.

Provisions recorded solely for fiscal purposes

        Provisions recorded solely for fiscal purposes by consolidated companies in their statutory financial statements have been reversed upon consolidation.

        Provisions to the reserve for possible loan losses made in accordance with tax laws by the subsidiary Banca OPI S.p.A. for €58 million have been eliminated from the consolidated statement of income for the year.

(12)    LOANS

        The Group's loan portfolio is analyzed below by type of counterparty:

	12/31/02	12/31/01
	(€/mil)
Due from banks (caption 30)	22,000	21,571
Loans to customers (caption 40) (*)	126,701	97,056

Total	148,701	118,627

(*)
The amount includes €1,285 million of loans to Società per la Gestione di Attività S.p.A. (Sga) (see Information contained in Note 16)—Other assets, of which €1,252 million (€2,041 million as of December 31, 2001) disbursed under Law 588/96..

Due from banks (caption 30)

        Amounts due from banks include:

Detail of caption 30 "Due to banks" (table 1.1 B.I.)

	12/31/02	12/31/01
	(€/mil)
(a) Deposits with central banks	474	1,796
(b) Bills eligible for refinancing with central banks	—	—
(c) Finance leases	—	—
(d) Repurchase agreements	11,500	6,678
(e) Securities loaned	118	52

        Deposits with central banks as of December 31, 2002 include the compulsory reserve of €458 million with the Bank of Italy and other foreign central banks (€786 million as of December 31, 2001).

Loans to customers (caption 40)

        Loans to customers, which are analyzed by technical form in the Report on Group Operations, include:

Detail of caption 40 "Loans to customers" (table 1.2 B.I.)

	12/31/02	12/31/01
	(€/mil)
(a) Bills eligible for refinancing with central banks	18	15
(b) Finance leases	4,266	2,253
(c) Repurchase agreements	2,631	3,623
(d) Securities loaned	13	129

        The increase in the caption "finance leases" refers mainly to the first time consolidation of the former Cardine Group companies Finemiro Leasing and Cardine Leasing (now merged with Sanpaolo Leasint).

        Secured loans to customers, excluding those granted directly to Governments or other public entities, are detailed in the table below:

Secured loans to customers (table 1.3 B.I.) (*)

	12/31/02	12/31/01
	(€/mil)
(a) Mortgages	31,588	21,826
(b) Pledged assets:
1. cash deposits	706	200
2. securities (**)	4,705	5,698
3. other instruments	390	432
(c) Guarantees given by:
1. Governments (***)	6,257	6,091
2. other public entities	401	253
3. banks	2,237	1,650
4. other operators	18,139	12,122

Total	64,423	48,272

(*)
Figures as of December 31, 2001 relating to mortgage loan and personal guarantees have been restated to make them consistent with those as of December 31, 2002.

(**)
Includes repurchase and similar agreements guaranteed by underlying securities totaling €2,644 million compared with €3,752 million as of December 31, 2001.

(***)
Including €1,285 million of loans to Società per la gestione delle attività S.p.A. (Sga) (€2,041 million as of December 31, 2001).

        Loans to customers guaranteed by banks and other operators include €113 million of positions (€368 million as of December 31, 2001) for which the Parent Bank purchased buyer protection against the risk of non-performance, by means of derivative contracts.

        Secured loans to customers and those granted directly to Governments or other public entities represent 61.5% of total loans to customers (62.7% as of December 31, 2001).

Degree of risk in loan portfolio

        The principal and interest elements of loans are stated at their estimated realizable value by applying the policies described in detail in Note (10). The related writedowns are effected via direct reduction of the balance sheet asset value of the loans concerned.

        The estimated realizable value of doubtful loans takes into account not only the likelihood of recovery, but also their total or partial lack of income generation and late repayment. The global adjustments for discounting purposes as of December 31, 2002 are set at €272 million, €74 million of which is attributable to the former Cardine Group (€192 million for SANPAOLO IMI Group stand alone and €94 million for former Cardine Group as of December 31, 2001).

Analysis of loans to customers

        Loans to customers for the years 2002 and 2001 are detailed in the tables below:

(Bank of Italy instructions dated 12/17/98)

12/31/02	Gross exposure	Total adjustments	Net Exposure
	(€/mil)
A. Doubtful loans	6,447	3,607	2,840
A.1 Non-performing loans	4,294	2,960	1,334
A.2 Problem loans	1,767	565	1,202
A.3 Loans currently being restructured	35	4	31
A.4 Restructured loans	268	54	214
A.5 Unsecured loans exposed to country risk	83	24	59
B. Performing loans	124,854	993	123,861

Total loans to customers	131,301	4,600	126,701

        Non-performing and problem loans include unsecured loans to residents of nations exposed to country risk, for a gross exposure of, respectively, €2 million and €11 million, and which have been written down by €2 million and €9 million, respectively.

        Commentary on the effect of doubtful loans on the former Cardine Group aggregate accounts is provided in the subsequent tables which highlight the movements in gross doubtful loans and indicate the balance referring to the former Cardine Group as of December 31, 2001.

(Bank of Italy instructions dated 12/17/98)

12/31/01	Gross exposure	Total adjustments	Net Exposure
	(€/mil)
A. Doubtful loans	4,391	2,501	1,890
A.1 Non-performing loans	3,069	2,139	930
A.2 Problem loans	1,090	293	797
A.3 Loans currently being restructured	66	21	45
A.4 Restructured loans	121	35	86
A.5 Unsecured loans exposed to country risk	45	13	32
B. Performing loans	95,899	733	95,166

Total loans to customers	100,290	3,234	97,056

        As of December 31, 2001, non-performing loans include unsecured loans to residents of nations exposed to country risk, for a gross exposure of €3 million, written down almost in full.

Analysis of loans to banks

        Loans to banks for the years 2002 and 2001 are detailed below:

(Bank of Italy instructions dated 12/17/98)

12/31/02	Gross exposure	Total adjustments	Net Exposure
	(€/mil)
A. Doubtful loans	77	25	52
A.1 Non-performing loans	11	10	1
A.2 Problem loans	—	—	—
A.3 Loans currently being restructured	—	—	—
A.4 Restructured loans	—	—	—
A.5 Unsecured loans exposed to country risk	66	15	51
B. Performing loans	21,959	11	21,948

Total loans to banks	22,036	36	22,000

        Non-performing loans include unsecured loans to residents of nations exposed to country risk, held in portfolio by the Parent Bank, for a gross exposure of €9 million, written down by €8 million.

(Bank of Italy instructions dated 12/17/98)

12/31/01	Gross exposure	Total adjustments	Net Exposure
	(€/mil)
A. Doubtful loans	86	28	58
A.1 Non-performing loans	11	10	1
A.2 Problem loans	—	—	—
A.3 Loans currently being restructured	—	—	—
A.4 Restructured loans	—	—	—
A.5 Unsecured loans exposed to country risk	75	18	57
B. Performing loans	21,522	9	21,513

Total loans to banks	21,608	37	21,571

        As of December 31, 2001, non-performing loans include unsecured loans to residents of nations exposed to country risk, held in portfolio by the Parent Bank, for a gross exposure of €7 million, written down in full.

Non-performing loans (table 1.4 B.I.)

	12/31/02	12/31/01
	(€/mil)
Non-performing loans (net amount, including default interest)	1,335	931

Movements in doubtful loans to customers

        Movements in gross doubtful loans to customers during 2002 were as follows:

(Bank of Italy instructions dated 12/17/98)

	Description / Categories	Non- performing loans	Problem loans	Loans being restructured	Restructured loans	Unsecured loans exposed to country risk
		(€/mil)
A	Gross value as of January 1, 2002	3,069	1,090	66	121	45
	A.1 including: for default interest	547	38	—	—	—
B	Increases	2,069	2,047	54	196	55
	B.1 inflows from performing loans	205	1,180	15	8	16
	B.2 default interest	133	34	—	—	—
	B.3 transfers from other categories of doubtful loans	446	99	33	40	—
	B.4 other increases	1,285	734	6	148	39
C	Decreases	844	1,370	85	49	17
	C.1 outflows to performing loans	14	210	—	6	9
	C.2 write-offs	303	68	—	5	—
	C.3 collections	415	585	8	24	5
	C.4 disposals	41	—	—	—	—
	C.5 transfers to other categories of doubtful loans	37	492	76	13	—
	C.6 other decreases	34	15	1	1	3
D	Gross value as of December 31, 2002	4,294	1,767	35	268	83
	D.1 including: for default interest	641	88	—	—	—

        "Other increases" include a €1,771 million balance as of 1/1/2002 for the former Cardine Group, of which €1,078 million for non-performing loans, €549 million for problem loans, €1 million for loans being restructured, €140 million for restructured loans and €3 million for unsecured loans to risk countries.

        Movements in gross doubtful loans to customers during 2001 were as follows:

(Bank of Italy instructions dated 12/17/98)

	Description / Categories	Non- performing loans	Problem loans	Loans being restructured	Restructured loans	Unsecured loans exposed to country risk
		(€/mil)
A	Gross value as of January 1, 2001	3,542	1,341	17	122	135
	A.1 including: for default interest	808	41	3	—	—
B	Increases	840	865	68	17	2
	B.1 inflows from performing loans	146	708	56	3	—
	B.2 default interest	127	9	—	—	—
	B.3 transfers from other categories of doubtful loans	484	34	8	11	—
	B.4 other increases	83	114	4	3	2
C	Decreases	1,313	1,116	19	18	92
	C.1 outflows to performing loans	14	165	1	—	7
	C.2 write-offs	671	47	1	2	—
	C.3 collections	246	400	17	11	85
	C.4 disposals	112	2	—	—	—
	C.5 transfers to other categories of doubtful loans	34	498	—	5	—
	C.6 other decreases	236	4	—	—	—
D	Gross value as of December 31, 2001	3,069	1,090	66	121	45
	D.1 including: for default interest	547	38	—	—	—

        Decreases in non-performing loans mainly refer to the exclusion from the scope of consolidation of Sanpaolo Immobiliare S.p.A. (sold on July 2, 2001), as well as to the completion by the Parent Bank of factoring deals for the assignment without recourse of loans involving 18,577 short-term loans. These loans, recorded for a gross value of €640 million and a net value of €111 million, have been factored for €113 million.

Movements in gross doubtful amounts due from banks

        Movements in gross doubtful amounts due from banks during 2002 were as follows:

(Bank of Italy instructions dated 12/17/98)

	Description / Categories	Non- performing loans	Problem loans	Loans being restructured	Restructured loans	Unsecured loans exposed to country risk
		(€/mil)
A	Gross value as of January 1, 2002	11	—	—	—	75
	A.1 including: for default interest	1	—	—	—	—
B	Increases	1	—	—	—	20
	B.1 inflows from performing loans	—	—	—	—	—
	B.2 default interest	—	—	—	—	—
	B.3 transfers from other categories of doubtful loans	—	—	—	—	—
	B.4 other increases	1	—	—	—	20
C	Decreases	1	—	—	—	29
	C.1 outflows to performing loans	—	—	—	—	—
	C.2 write-offs	—	—	—	—	—
	C.3 collections	—	—	—	—	29
	C.4 disposals	—	—	—	—	—
	C.5 transfers to other categories of doubtful loans	—	—	—	—	—
	C.6 other decreases	1	—	—	—	—
D	Gross value as of December 31, 2002	11	—	—	—	66
	D.1 including: for default interest	1	—	—	—	—

        Movements in gross doubtful amounts due from banks during 2001 were as follows:

(Bank of Italy instructions dated 12/17/98)

	Description / Categories	Non- performing loans	Problem loans	Loans being restructured	Restructured loans	Unsecured loans exposed to country risk
		(€/mil)
A	Gross value as of January 1, 2001	14	—	—	—	58
	A.1 including: for default interest	—	—	—	—	—
B	Increases	1	—	—	—	22
	B.1 inflows from performing loans	—	—	—	—	—
	B.2 default interest	—	—	—	—	—
	B.3 transfers from other categories of doubtful loans	—	—	—	—	—
	B.4 other increases	1	—	—	—	22
C	Decreases	4	—	—	—	5
	C.1 outflows to performing loans	—	—	—	—	—
	C.2 write-offs	4	—	—	—	—
	C.3 collections	—	—	—	—	5
	C.4 disposals	—	—	—	—	—
	C.5 transfers to other categories of doubtful loans	—	—	—	—	—
	C.6 other decreases	—	—	—	—	—
D	Gross value as of December 31, 2001	11	—	—	—	75
	D.1 including: for default interest	1	—	—	—	—

Movements during the years in adjustments made to loans granted to customers

        Movements during 2002 in adjustments made to loans granted to customers were as follows:

(Bank of Italy instructions dated 12/17/98)

	Description / Categories	Non- performing loans	Problem loans	Loans being restructured	Restructured loans	Unsecured loans exposed to country risk	Performing loans
		(€/mil)
A	Total adjustments as of January 1, 2002	2,139	293	21	35	13	733
	A.1 including: for default interest	547	38	—	—	—	8
B	Increases	1,328	553	7	38	16	442
	B.1 adjustments	463	254	3	8	7	251
	B.1.1 including: for default interest	133	34	—	—	—	17
	B.2 use of reserves for possible loan losses	3	28	—	—	—	6
	B.3 transfers from other categories of doubtful loans	192	108	4	4	3	6
	B.4 other increases	670	163	—	26	6	179
C	Decreases	507	281	24	19	5	182
	C.1 writeback from valuations	54	24	1	8	2	8
	C.1.1 including: for default interest	1	1	—	—	—	—
	C.2 writebacks of collections	103	50	1	1	—	11
	C.2.1 including: for default interest	37	9	—	—	—	5
	C.3 write-offs	303	68	—	5	—	27
	C.4 transfers to other categories of doubtful loans	26	134	22	4	—	131
	C.5 other decreases	21	5	—	1	3	5
D	Total adjustments as of December 31, 2002	2,960	565	4	54	24	993
	D.1 including: for default interest	641	88	—	—	—	24

        "Other increases" include € 970 million as of 1/1/2002 for the former Cardine Group, of which € 611 million for non-performing loans, € 161 million for problem loans, € 25 million for restructured loans, € 1 million for unsecured loans to risk countries and € 172 million for performing loans.

        As of December 31, 2002 total adjustments include € 272 million (with € 74 million attributable to the former Cardine Group) relating to the adoption of the policy for discounting doubtful loans (€ 192 million for the SANPAOLO IMI Group stand alone and € 94 million for the former Cardine Group as of December 31, 2001). More specifically, writedowns for discounting purposes total € 197 million on non-performing loans, € 60 million on problem loans and € 15 million on restructured loans and loans being restructured.

        The adjustments in value to performing loans to customers include a specific writedown of € 9 million booked by the Parent Bank to watchlist positions for a gross exposure of € 201 million.

        Movements during 2001 in adjustments made to loans granted to customers were as follows:

(Bank of Italy instructions dated 12/17/98)

	Description / Categories	Non- performing loans	Problem loans	Loans being restructured	Restructured loans	Unsecured loans exposed to country risk	Performing loans
		(€/mil)
A	Total adjustments as of January 1, 2001	2,527	458	5	35	29	587
	A.1 including: for default interest	808	41	3	—	—	16
B	Increases	612	214	21	10	—	211
	B.1 adjustments	345	168	19	2	—	209
	B.1.1 including: for default interest	127	9	—	—	—	7
	B.2 use of reserves for possible loan losses	—	—	—	—	—	—
	B.3 transfers from other categories of doubtful loans	259	28	2	7	—	1
	B.4 other increases	8	18	—	1	—	1
C	Decreases	1,000	379	5	10	16	65
	C.1 writeback from valuations	69	27	—	4	16	8
	C.1.1 including: for default interest	—	—	—	—	—	—
	C.2 writebacks of collections	60	36	4	2	—	5
	C.2.1 including: for default interest	20	9	2	—	—	4
	C.3 write-offs	671	47	1	2	—	28
	C.4 transfers to other categories of doubtful loans	21	257	—	2	—	17
	C.5 other decreases	179	12	—	—	—	7
D	Total adjustments as of December 31, 2001	2,139	293	21	35	13	733
	D.1 including: for default interest	547	38	—	—	—	8

        As already discussed, total adjustments include € 192 million relating to the adoption of a policy of actualizing doubtful loans. Writedowns for discounting purposes total € 164 million on non-performing loans, € 21 million on problem loans and € 7 million on restructured loans and loans being restructured.

        Value adjustments to performing loans to customers and banks include € 20 million of specific writedowns by the Parent Bank to watchlist positions for a gross exposure of € 233 million; € 6 million refer to a foreign subsidiary. The inherent risk associated with other performing loans is covered by a general writedown of € 699 million.

  Movements during the years in adjustments made to loans granted to banks

        Movements during 2002 in adjustments made to loans granted to banks were as follows:

(Bank of Italy instructions dated 12/17/98)

	Description / Categories	Non- performing loans	Problem loans	Loans being restructured	Restructured loans	Unsecured loans exposed to country risk	Performing loans
		(€/mil)
A	Total adjustments as of January 1, 2002	10	—	—	—	18	9
	A.1 including: for default interest	1	—	—	—	—	—
B	Increases	1	—	—	—	2	2
	B.1 adjustments	—	—	—	—	—	1
	B.1.1 including: for default interest	—	—	—	—	—	—
	B.2 use of reserves for possible loan losses	—	—	—	—	—	—
	B.3 transfers from other categories of doubtful loans	—	—	—	—	—	—
	B.4 other increases	1	—	—	—	2	1
C	Decreases	1	—	—	—	5	—
	C.1 writeback from valuations	—	—	—	—	—	—
	C.1.1 including: for default interest	—	—	—	—	—	—
	C.2 writebacks of collections	—	—	—	—	1	—
	C.2.1 including: for default interest	—	—	—	—	—	—
	C.3 write-offs	—	—	—	—	—	—
	C.4 transfers to other categories of doubtful loans	—	—	—	—	—	—
	C.5 other decreases	1	—	—	—	4	—
D	Total adjustments as of December 31, 2002	10	—	—	—	15	11
	D.1 including: for default interest	1	—	—	—	—	—

        Movements during 2001 in adjustments made to loans granted to banks were as follows:

(Bank of Italy instructions dated 12/17/98)

	Description / Categories	Non- performing loans	Problem loans	Loans being restructured	Restructured loans	Unsecured loans exposed to country risk	Performing loans
		(€/mil)
A	Total adjustments as of January 1, 2001	13	—	—	—	5	7
	A.1 including: for default interest	—	—	—	—	—	—
B	Increases	1	—	—	—	13	10
	B.1 adjustments	—	—	—	—	13	9
	B.1.1 including: for default interest	—	—	—	—	—	—
	B.2 use of reserves for possible loan losses	—	—	—	—	—	—
	B.3 transfers from other categories of doubtful loans	—	—	—	—	—	—
	B.4 other increases	1	—	—	—	—	1
C	Decreases	4	—	—	—	—	8
	C.1 writeback from valuations	—	—	—	—	—	8
	C.1.1 including: for default interest	—	—	—	—	—	—
	C.2 writebacks of collections	—	—	—	—	—	—
	C.2.1 including: for default interest	—	—	—	—	—	—
	C.3 write-offs	4	—	—	—	—	—
	C.4 transfers to other categories of doubtful loans	—	—	—	—	—	—
	C.5 other decreases	—	—	—	—	—	—
D	Total adjustments as of December 31, 2001	10	—	—	—	18	9
	D.1 including: for default interest	1	—	—	—	—	—

        Loans to customers and banks resident in nations exposed to country risk are analyzed below for the years 2002 and 2001:

	Gross exposure as of 12/31/02
		including: unsecured
Country	Total (book value)
		book value	weighted value
	(€/mil)
Brazil	75	39	39
Romania	33	28	28
Egypt	54	26	26
Morocco	70	15	15
Venezuela	14	12	11
Argentina	95	8	8
Tunisia	8	6	1
Algeria	8	4	3
Cameroon	2	2	2
Costa Rica	2	2	—
Russian Federation	363	1	1
Iran	60	1	1
Philippines	11	1	1
Yugoslavia	1	1	1
Lebanon	32	1	—
Pakistan	32	—	—
Others	43	2	1

Total gross exposure	903	149	138
Total adjustments	39	39

Net exposures as of 12/31/02	864	110

        For the purposes of these notes, the countries considered are those listed by the Italian Banking Association, for which, in the absence of specific guarantees, general adjustments have been made.

        Adjustments to unsecured loans exposed to country risk have been made by applying the weighting criteria and the writedown percentages agreed industry-wide by the Italian Banking Association, as mentioned above. Such writedowns are to cover all of the losses that might arise from those events that are typical to "country risk".

        Secured loans, amounting to € 754 million (€ 906 million as of December 31, 2001), are mainly insured by SACE or equivalent entities and by surety bonds from banking operators in the OECD area. In addition, they comprise loans of € 158 million (€ 255 million as of December 31, 2001) granted by the Parent Bank to a major customer resident in Russia that are guaranteed by receivables deriving from supply contracts with leading West European companies. This collateral is deemed adequate to cover the lending risk. In compliance with Bank of Italy regulations, these loans are included in the calculation of country risk, which is deducted from the Bank's capital for supervisory purposes.

	Gross exposure as of 12/31/01
		including: unsecured
Country	Total (book value)
		book value	weighted value
	(€/mil)
Brazil	128	66	63
Venezuela	19	15	15
Egypt	16	11	11
Morocco	95	7	7
Argentina	78	6	5
Algeria	9	5	4
Cameroon	2	2	2
Russian Federation	381	1	1
Philippines	20	1	1
Yugoslavia	1	1	1
Indonesia	1	1	1
Lebanon	49	1	—
Iran	59	—	—
Cayman Islands	34	—	—
Bermuda	30	—	—
Others	104	3	2

Total gross exposure	1,026	120	113

Total adjustments	31	31

Net exposures as of 12/31/01	995	89

Other information relating to loans

        Information regarding the distribution of loans, by category of borrower, business sector, geographical area, currency and liquidity, is provided in Note (22).

(13)    SECURITIES

        Securities owned by the Group are analyzed as follows:

	12/31/02	12/31/01
	(€/mil)
Treasury bills and similar bills eligible for refinancing with central banks (caption 20)	3,143	9,373
Bonds and other debt securities (caption 50)	16,822	11,216
Shares, quotas and other equities (caption 60)	2,595	1,528

Total	22,560	22,117

        "Treasury bills and similar bills eligible for refinancing with central banks" represent securities which may be used for refinancing purposes; at the balance sheet date, securities had not been used for this purpose.

Investment securities

        Securities recorded in the consolidated financial statements include those which will be held long term by Group companies and declared as such in their financial statements. The investment securities portfolio is analyzed as follows:

Investment securities (table 2.1 B.I)

	12/31/02		12/31/01
	Book value	Fair value	Book value	Fair value
	(€/mil)
1. Debt securities
1.1 Government securities
—quoted	1,193	1,273	1,579	1,605
—unquoted	—	—	—	—
1.2 other securities
—quoted	731	749	1,069	1,090
—unquoted	965	980	655	656
2. Equities
—quoted	—	—	—	—
—unquoted	8	8	5	5

Total	2,897	3,010	3,308	3,356

        The comparison between the fair value and book value reveals net unrealized gains, for the Parent Bank and some subsidiaries, for € 24 million on securities not covered by derivatives contracts and for € 89 million on hedged securities. The evaluation of related derivatives reveals potential losses for € 94 million (including € 18 million for operations entered into with Group companies operating on financial markets within their brokerage activity).

        "Other securities", quoted and unquoted, mainly include securities held by the Parent Bank for € 1,043 million and by foreign subsidiaries for € 630 million. In particular, investments in securities in foreign Governments and public bodies amount to € 344 million, while other investments, amounting to € 1,352 million are composed mainly of securities issued by leading companies in the European Union (€ 833 million).

        "Equities" entirely comprise units in mutual funds included in the investment portfolios of the subsidiaries Sanpaolo IMI Private Equity S.p.A. and Cardine Finance P.L.C..

        As of December 31, 2001 the comparison between the fair value and book value of securities revealed a net unrealized, unrecorded gain of € 23 million on securities not hedged by derivative contracts and € 25 million on securities hedged by derivative contracts pertaining to the Parent Bank. The evaluation of these derivatives revealed an unrealized loss of € 21 million.

        "Other securities", quoted and unquoted, mainly included securities held by Banco di Napoli for € 781 million, by foreign subsidiaries for € 557 million and by the Parent Bank for € 386 million. More specifically, the securities deriving from third party securitisation deals amounted to € 429 million, investments in government securities (other than Italian) and those of public entities amounted to € 300 million, while other investments in securities, totaling € 995 million, were largely of primary European issuers.

        "Equities" entirely comprised units in mutual funds included in the investment portfolios of NHS—Nuova Holding SANPAOLO IMI S.p.A..

        The following table shows changes in investment securities during 2002:

Changes in investments securities during the year (table 2.2 B.I.)

		(€/mil)
A.	Opening balance as of January 1, 2002	3,308

B.	Increases	1,502
	B1. purchases	768
	B2. writebacks	5
	B3. transfers from dealing portfolio	7
	B4. other changes	722

C.	Decreases	1,913
	C1. sales	464
	C2. redemptions	769
	C3. adjustments	22
	including:
	long-term writedowns	18
	C4. transfers to dealing portfolio	432
	C5. other changes	226

D.	Closing balance as of December 31, 2002	2,897

        "Transfers from dealing portfolio" at subcaption B3 refer to transfers by a foreign subsidiary.

        Subcaption B4. "Increases—other changes" includes € 678 million as of 1/1/2002 for the former Cardine Group, € 20 million exchange gains on securities denominated in foreign currency and € 5 million gains from dealings.

        Subcaption C5. "Decreases—other changes" includes € 165 million exchange losses on securities denominated in foreign currencies and € 3 million losses on dealings.

        In addition, subcaptions B4 and C5 also include accrued issue and dealing discounts.

        Subcaption C1. "Sales" includes €277 million sales carried out by the Parent Bank on the basis of resolutions passed by the Board of Directors of the Bank and €187 million for other sales made by certain subsidiary companies in relation to the redefinition of business.

        The "adjustments" of €22 million reported in subcaption C3. reflect any permanent losses in value for €18 million (subsection 2 of art. 18 Decree 87/92), with the remainder of the adjustments made to reflect market value (subsection 1 of art. 18 Decree 87/92). Negative adjustments of a permanent nature have been determined according to the deterioration in liquidity of borrowers in connection with securities or collaterals. When determining the adjustments, the prices supplied by the arrangers of the issues were also prudently considered.

        Subcaption C4. "transfer to dealing portfolio" refers to transfers made by the Parent Bank.

        The positive net differences between reimbursements and book values (issue and dealing discounts) total €55 million and have been booked to the statement of income on the basis of the accruals principle. More specifically, the Parent Bank shows a positive difference for €59 million and other foreign subsidiaries show a negative difference of €4 million.

        It should be noted that movements in the investment portfolio are carried out by Group companies on the basis of resolutions passed by the Board of Directors and within the limits set by them.

        The following table shows changes in investment securities during 2001:

Changes in investments securities during the year (table 2.2 B.I.)

			(€/mil)
A.	Opening balance as of January 1, 2001		6,671
B.	Increases		1,090
	B1.	purchases	893
	B2.	writebacks	1
	B3.	transfers from dealing portfolio	4
	B4.	other changes	192

C.	Decreases		4,453
	C1.	sales	1,311
	C2.	redemptions	1,611
	C3.	adjustments	11
		including:
		long-term writedowns	9
	C4.	transfers to dealing portfolio	1,382
	C5.	other changes	138

D.	Closing balance as of December 31, 2001		3,308

        "Transfers from dealing portfolio" as per subcaption B3. are made up of investments held by a foreign subsidiary.

        Subcaption B4. "Increases—other changes" includes exchange differences on securities denominated in foreign currency for €159 million and dealing discounts for €12 million.

        Subcaption C5. "Decreases—other changes" includes €118 million which is the net effect of eliminating intercompany positions less €16 million of exchange losses on securities denominated in foreign currency.

        In addition, subcaptions B4. and C5. also include accrued issue and dealing discounts.

        Subcaption C1. "Sales" includes €1,223 million of sales carried out by the subsidiary Banco di Napoli according to indications given by its Board of Directors in the resolutions about operations and €88 million of other sales made by certain foreign subsidiaries based on approvals given by local Supervisory Authorities.

        The adjustments reported in subcaption C3., for a total of €11 million, relate to a €9 million writedown of securities made by a subsidiary of Banco di Napoli, and a €2 million writedown of securities to market value by the Parent Bank, pursuant to Art. 18 of Decree 87/92.

        Caption C4. "Transfer to dealing portfolio" essentially represents a transfer of €1,380 million made by Banco di Napoli in connection with its change in strategy.

        A comparison between the fair value and book value reveals gains of €21 million (issue and dealing discounts) which will be recorded in the statement of income on an accrual basis. More specifically, Banco di Napoli shows gains of €33 million, the Parent Bank losses of €11 million and other foreign subsidiaries losses of €1 million.

Dealing securities

        These securities, held for treasury and dealing purposes, comprise:

Dealing securities (table 2.3 B.I.)

	12/31/02		12/31/01
	Book value	Fair value	Book value	Fair value
	(€/mil)
1. Debt securities
1.1 Government securities
—quoted	7,248	7,248	9,626	9,626
—unquoted	43	43	57	57
1.2 other securities
—quoted	4,234	4,236	4,140	4,140
—unquoted	5,551	5,575	3,463	3,471
2. Equities
—quoted	2,426	2,429	1,259	1,259
—unquoted	161	162	264	265

Total	19,663	19,693	18,809	18,818

        In the reclassified consolidated financial statements, the dealing securities portfolio also includes €31 million of SANPAOLO IMI S.p.A. shares (€10 million as of December 31, 2001), purchased by certain subsidiaries as part of their trading activities.

        Gains shown in the table for other quoted debt securities and other quoted equities refer to values quoted on small East European markets characterized by limited liquidity. These gains are not reflected in the statement of income.

        The following table shows changes in dealing securities during 2002:

Changes in dealing securities during the year (table 2.4 B.I.)

		(€/mil)
A.	Opening balance as of January 1, 2002	18,809
B.	Increases	467,616
	B1. purchases	459,007
	debt securities	416,561
	Government securities	257,501
	other securities	159,060
	equities	42,446
	B2. writebacks and revaluations	187
	B3. transfers from investment portfolio	432
	B4. other changes	7,990
C.	Decreases	466,762
	C1. sales and redemptions	463,760
	debt securities	422,616
	Government securities	263,639
	other securities	158,977
	equities	41,144
	C2. adjustments	180
	C3. transfers to investment portfolio	7
	C5. other changes	2,815
D.	Closing balance as of December 31, 2002	19,663

        Subcaption B4. "Increases—other changes" includes €5,738 million for the balance relating to the former Cardine Group and Banka Koper as of 1/1/2002.

        The following table shows changes in dealing securities during 2001:

Changes in dealing securities during the year (table 2.4 B.I.)

		(€/mil)
A.	Opening balance as of January 1, 2001	18,287
B.	Increases	483,251
	B1. purchases	480,224
	debt securities	432,559
	Government securities	277,006
	other securities	155,553
	equities	47,665
	B2. writebacks and revaluations	194
	B3. transfers from investment portfolio	1,471
	B4. other changes	1,362
C.	Decreases	482,729
	C1. sales and redemptions	481,310
	debt securities	433,095
	Government securities	278,023
	other securities	155,072
	equities	48,215
	C2. adjustments	107
	C3. transfers to investment portfolio	4
	C5. other changes	1,308
D.	Closing balance as of December 31, 2001	18,809

Other information relating to securities

        The composition of the securities portfolio is analyzed by geographical area, currency and liquidity in Note (22).

(14)    INVESTMENTS

        Equity investments, reported in asset captions 70 and 80 of the balance sheet, are analyzed as follows:

	12/31/02	12/31/01
	(€/mil)
Equity investments (caption 70)	3,224	4,054
Investments in Group companies (caption 80)	840	643

Total	4,064	4,697

—significant investments carried at equity (table 3.1 B.I.)	1,266	982
—other investments carried at cost	2,798	3,715

Significant investments

        Significant investments held by the Group, being those in subsidiary companies or in companies subject to significant influence, as defined in articles 4 and 19 of Decree 87/92, are indicated in the table below:

Significant investments (table 3.1 B.I.)

					Net income (loss) (€/mil) (**)			Voting rights at shareholders' meeting %
				Shareholders' equity (€/mil) (**)		Ownership			Consolidated book values (€/mil)
	Name	Registered offices	Type of relationship (*)
						Held by	%
A.	Companies consolidated on a line-by-line and proportional basis
	SANPAOLO IMI S.p.A. (Parent Bank)	Turin		9,956	764	—	—	—	—
A1	Companies consolidated on a line-by-line basis
1	Alcedo S.r.l.	Padua	1	—	—	Cardine Finanziaria	100.00	100.00	XXX	(A)
2	Banca Agricola di Cerea S.p.A.	Verona	1	50	1	Cardine Finanziaria	100.00	100.00	XXX	(A)
3	Banca Fideuram S.p.A.	Milan	1	934	130	Sanpaolo IMI	64.10	64.10	XXX
						Invesp	9.28	9.28	XXX

							73.38	73.38

4	Banca d'Intermediazione Mobiliare IMI S.p.A. (Banca IMI)	Milan	1	353	2	Sanpaolo IMI	100.00	100.00	XXX
5	Banca IMI Securities Corp.	United States	1	149	2	IMI Capital Market USA	100.00	100.00	XXX
6	Banca OPI S.p.A.	Rome	1	618	32	Sanpaolo IMI	100.00	100.00	XXX	(B)
7	Banca Popolare dell'Adriatico S.p.A.	Teramo	1	266	10	Cardine Finanziaria	70.86	70.86	XXX	(A)
8	Banca Sanpaolo Invest S.p.A.	Rome	1	72	5	Banca Fideuram	100.00	100.00	XXX	(C)
9	Banco di Napoli Asset Management S.G.R. p.A.	Naples	1	26	2	Sanpaolo IMI WM	100.00	100.00	XXX	(D)
10	Banque Privée Fideuram Wargny S.A.	France	1	69	(20)	Financiere Fideuram	99.86	99.86	XXX
11	Banque Sanpaolo S.A.	France	1	419	29	Sanpaolo IMI	100.00	100.00	XXX

12	Cardine Finance Plc	Ireland	1	10	—	Sanpaolo IMI	99.97	99.97	XXX
						Cassa di Risparmio Padova e Rovigo	0.01	0.01	XXX
						Cassa di Risparmio Venezia	0.01	0.01	XXX
						Cassa di Risparmio Bologna	0.01	0.01	XXX

							100.00	100.00		(A)

13	Cardine Finanziaria S.p.A.	Padua	1	2,593	193	Sanpaolo IMI	100.00	100.00	XXX	(A)(E)
14	Cardine Investimenti S.G.R. S.p.A. (subsequently Sanpaolo IMI Fondi Chiusi SGR S.p.A.)	Padua	1	1	—	Sanpaolo IMI Private Equity	100.00	100.00	XXX	(A)(F)
15	Cassa di Risparmio di Gorizia S.p.A.	Gorizia	1	77	1	Cardine Finanziaria	100.00	100.00	XXX	(A)
16	Cassa di Risparmio di Padova e Rovigo S.p.A.	Padua	1	706	80	Cardine Finanziaria	100.00	100.00	XXX	(A)
17	Cassa di Risparmio di Udine e Pordenone S.p.A.	Udine	1	144	7	Cardine Finanziaria	100.00	100.00	XXX	(A)
18	Cassa di Risparmio di Venezia S.p.A.	Venice	1	306	44	Cardine Finanziaria	100.00	100.00	XXX	(A)
19	Cassa di Risparmio in Bologna S.p.A.	Bologna	1	590	22	Cardine Finanziaria	100.00	100.00	XXX	(A)
20	Esaban S.p.A.	Naples	1	(1)	(10)	Sanpaolo IMI	100.00	100.00	XXX	(G)(H)
21	Farbanca S.p.A.	Bologna	4	11	—	Sanpaolo IMI	15.00	15.00	XXX	(A)
22	Fideuram Asset Management (Ireland) Ltd	Ireland	1	186	185	Banca Fideuram	100.00	100.00	XXX	(I)
23	Fideuram Bank S.A.	Luxembourg	1	37	9	Banca Fideuram	99.99	99.99	XXX
						Fideuram Vita	0.01	0.01	XXX

							100.00	100.00

24	Fideuram Bank (Suisse) A.G.	Switzerland	1	22	—	Fideuram Bank	99.95	99.95	XXX
25	Fideuram Capital SIM S.p.A.	Milan	1	17	5	Banca Fideuram	100.00	100.00	XXX
26	Fideuram Fiduciaria S.p.A.	Rome	1	3	—	Banca Fideuram	100.00	100.00	XXX
27	Fideuram Fondi S.p.A.	Rome	1	30	9	Banca Fideuram	99.25	99.25	XXX
28	Fideuram Gestioni Patrimoniali SIM S.p.A.	Milan	1	11	4	Banca Fideuram	100.00	100.00	XXX
29	Fideuram Gestions S.A.	Luxembourg	1	18	3	Banca Fideuram	99.94	99.94	XXX
						Fideuram Vita	0.06	0.06	XXX

							100.00	100.00		(J)

30	Fideuram Wargny Active Broker S.A.	France	1	15	(7)	Banque Privée Fideuram Wargny	99.99	99.99	XXX
31	Fideuram Wargny Gestion S.A.	France	1	4	—	Banque Privée Fideuram Wargny	99.85	99.85	XXX
32	Fideuram Wargny Gestion S.A.M. (former Wargny Gestion S.A.M.)	Principality of Monaco	1	5	—	Banque Privée Fideuram Wargny	99.50	99.50	XXX
33	Fin. OPI S.p.A. (former Compagnia di San Paolo Investimenti Patrimoniali S.p.A.)	Turin	1	232	1	Banca OPI	100.00	100.00	XXX	(K)
34	Financière Fideuram S.A.	France	1	28	(10)	Banca Fideuram	94.95	94.95	XXX
35	Finemiro Banca S.p.A.	Bologna	1	120	7	Sanpaolo IMI	96.68	96.68	XXX	(A)
36	Finemiro Leasing S.p.A.	Bologna	1	42	5	Finemiro Banca	100.00	100.00	XXX	(A)(L)
37	GE.RI.CO.-Gestione Riscossione Tributi in Concessione S.p.A.	Venice	1	(1)	(8)	Sanpaolo IMI	100.00	100.00	XXX	(A)

38	IDEA S.A.	Luxembourg	1	—	—	IMI Bank (Lux)	99.17	99.17	XXX
						Sanpaolo IMI International	0.83	0.83	XXX

							100.00	100.00

39	IMI Bank (Lux) S.A.	Luxembourg	1	75	(1)	Banca IMI	99.99	99.99	XXX
						IMI Investments	0.01	0.01	XXX

							100.00	100.00

40	IMI Capital Markets USA Corp.	United States	1	150	(1)	IMI Investments	100.00	100.00	XXX
41	IMI Finance Luxembourg S.A. (former Independent Management for Institutional Advisory Co. S.A.)	Luxembourg	1	(3)	(9)	IMI Investments	100.00	100.00	XXX
42	IMI Investimenti S.p.A. (former NHS-Nuova Holding Sanpaolo IMI S.p.A.)	Turin	1	424	(89)	Sanpaolo IMI	100.00	100.00	XXX	(M)(N)
43	IMI Investments S.A.	Luxembourg	1	164	21	Banca IMI	99.99	99.99	XXX
						Banca IMI Securities	0.01	0.01	XXX

							100.00	100.00

44	IMI Real Estate S.A.	Luxembourg	1	4	—	IMI Bank (Lux)	99.99	99.99	XXX
						Sanpaolo IMI International	0.01	0.01	XXX

							100.00	100.00

45	IMIWeb Bank S.p.A.	Milan	1	15	(22)	Banca IMI	100.00	100.00	XXX	(O)
46	IMIWeb (UK) Ltd	United Kingdom	1	3	(5)	IMIWeb Bank	100.00	100.00	XXX
47	Invesp S.p.A.	Turin	1	428	113	Sanpaolo IMI	100.00	100.00	XXX	(P)
48	Lackenstar Ltd	Ireland	1	—	—	Sanpaolo IMI Bank Ireland	100.00	100.00	XXX
49	LDV Holding B.V.	The Netherlands	1	187	(11)	Sanpaolo IMI Private Equity	100.00	100.00	XXX	(Q)
50	NHS Investments S.A.	Luxembourg	1	132	(17)	IMI Investimenti	99.99	99.99	XXX
						LDV Holding	0.01	0.01	XXX

							100.00	100.00

51	NHS Luxembourg S.A.	Luxembourg	1	13	(8)	Sanpaolo IMI Private Equity	99.99	99.99	XXX
						LDV Holding	0.01	0.01	XXX

							100.00	100.00		(Q)

52	Prospettive 2001 S.p.A.	Turin	1	49	(6)	Sanpaolo IMI	100.00	100.00	XXX	(P)
53	Sanpaolo Asset Management S.A.	France	1	3	2	Banque Sanpaolo	99.98	99.98	XXX
						Societé Fonciere d'Investissement	0.01	0.01	XXX
						Societé Immobiliere d'Investissement	0.01	0.01	XXX

							100.00	100.00

54	Sanpaolo Bail S.A.	France	1	5	—	Banque Sanpaolo	99.97	99.97	XXX
						Sanpaolo Mur	0.01	0.01	XXX
						Societé Fonciere d'Investissement	0.01	0.01	XXX
						Societé Immobiliere d'Investissement	0.01	0.01	XXX

							100.00	100.00		(B)

55	Sanpaolo Bank (Austria) A.G.	Austria	1	10	1	Sanpaolo Bank	100.00	100.00	XXX
56	Sanpaolo Bank S.A.	Luxembourg	1	95	62	Sanpaolo IMI WM	99.99	99.99	XXX
						Sanpaolo IMI WM Luxembourg	0.01	0.01	XXX

							100.00	100.00

57	Sanpaolo Bank (Suisse) S.A. (former SP Private Banking S.A.)	Switzerland	1	15	(4)	Sanpaolo Bank	99.98	99.98	XXX
58	Sanpaolo Fiduciaria S.p.A.	Milan	1	3	1	Sanpaolo IMI	100.00	100.00	XXX	(R)
59	Sanpaolo Fonds Gestion S.n.c.	France	1	12	11	Banque Sanpaolo	80.00	80.00	XXX
						Sanpaolo Asset Management S.A.	20.00	20.00	XXX

							100.00	100.00

60	Sanpaolo IMI Alternative Investments S.G.R. S.p.A.	Milan	1	2	(1)	Sanpaolo IMI WM	100.00	100.00	XXX	(S)
61	Sanpaolo IMI Asset Management S.G.R. S.p.A.	Turin	1	42	8	Sanpaolo IMI WM	100.00	100.00	XXX
62	Sanpaolo IMI Bank (International) S.A.	Madeira	1	181	5	Sanpaolo IMI	69.01	69.01	XXX
						Sanpaolo IMI International	30.99	30.99	XXX

							100.00	100.00

63	Sanpaolo IMI Bank Ireland Plc	Ireland	1	516	(8)	Sanpaolo IMI	100.00	100.00	XXX
64	Sanpaolo IMI Capital Company I Ll.c.	United States	1	50	—	Sanpaolo IMI	100.00	100.00	XXX
65	Sanpaolo IMI Institutional Asset Management S.G.R. S.p.A.	Monza	1	20	—	Sanpaolo IMI WM	85.00	85.00	XXX	(T)
						Banca IMI	11.72	11.72	XXX
						IMI Bank (Lux)	3.28	3.28	XXX

							100.00	100.00

66	Sanpaolo IMI International S.A.	Luxembourg	1	810	(233)	Sanpaolo IMI	100.00	100.00	XXX
67	Sanpaolo IMI Private Equity S.p.A. (former NHS S.p.A.)	Bologna	1	234	(11)	Sanpaolo IMI	100.00	100.00	XXX	(U)
68	Sanpaolo IMI US Financial Co.	United States	1	—	—	Sanpaolo IMI	100.00	100.00	XXX
69	Sanpaolo IMI Wealth Management S.p.A. (former Wealth Management Sanpaolo IMI S.p.A.)	Milan	1	685	123	Sanpaolo IMI	100.00	100.00	XXX
70	Sanpaolo IMI WM Luxembourg S.A. (former Sanpaolo Gestion Internationale S.A.)	Luxembourg	1	17	42	Sanpaolo IMI WM	88.22	88.22	XXX
						Sanpaolo Bank	11.78	11.78	XXX

							100.00	100.00		(V)

71	Sanpaolo Invest Ireland Ltd	Ireland	1	5	5	Banca Sanpaolo Invest	100.00	100.00	XXX
72	Sanpaolo Leasint S.p.A.	Milan	1	102	17	Sanpaolo IMI	100.00	100.00	XXX	(B)(W)
73	Sanpaolo Mur S.A.	France	1	3	—	Banque Sanpaolo	99.99	99.99	XXX
						Sanpaolo Bail	0.01	0.01	XXX

							100.00	100.00		(B)

74	Sanpaolo Riscossioni Genova S.p.A.	Genoa	1	7	1	Sanpaolo IMI	100.00	100.00	XXX
75	Sanpaolo Riscossioni Prato S.p.A.	Prato	1	4	—	Sanpaolo Riscossioni Genova	63.76	63.76	XXX
						Sanpaolo IMI	36.24	36.24	XXX

							100.00	100.00

76	SEP S.p.A.	Turin	1	3	1	Sanpaolo IMI	100.00	100.00	XXX
77	Sogesmar S.A.	France	1	—	—	Banque Privée Fideuram Wargny	51.09	51.09	XXX
						Fideuram Wargny Gestion	48.19	48.19	XXX

							99.28	99.28

78	SP Immobiliere S.A.	Luxembourg	1	—	—	Sanpaolo Bank	99.99	99.99	XXX
						Sanpaolo IMI WM Luxembourg	0.01	0.01	XXX

							100.00	100.00

79	Tobuk Ltd	Ireland	1	—	—	Sanpaolo IMI Bank Ireland	100.00	100.00	XXX
80	Tushingham Ltd	Ireland	1	—	—	Sanpaolo IMI Bank Ireland	100.00	100.00	XXX
81	West Bank S.A.	Romania	1	5	(6)	Sanpaolo IMI	72.39	72.39	XXX	(A)
A2	Companies consolidated with the proportional method
1	Banka Koper d.d.	Slovenia	7	87	16	Sanpaolo IMI	62.10	32.99	XXX	(X)
2	Centradia Group Ltd	United Kingdom	7	6	(7)	Sanpaolo IMI	29.03	29.03	XXX
3	Centradia Ltd	United Kingdom	7	1	(1)	Centradia Group	100.00	100.00	XXX
4	Centradia Services Ltd	United Kingdom	7	1	(1)	Centradia Group	100.00	100.00	XXX

5	Finconsumo Banca S.p.A.	Turin	7	31	6	Sanpaolo IMI	50.00	50.00	XXX	(Y)
6	FC Factor S.r.l.	Turin	7	1	—	Finconsumo Banca	100.00	100.00	XXX
B.	Investments carried at equity
B1	Investments carried at equity—subsidiaries (***)
1	3G Mobile Investments 2 S.A. (former Bernabé Mobile Investments 2 S.A.)	Belgium	1	52	(7)	IMI Investimenti	100.00	100.00	52
2	Banca IMI (Nominees) Ltd	United Kingdom	1	—	—	Banca IMI	100.00	100.00	—
3	Bonec Ltd	Ireland	1	—	—	Sanpaolo IMI Bank Ireland	100.00	100.00	—
4	Brokerban S.p.A.	Naples	1	2	1	Sanpaolo IMI	100.00	100.00	2	(H)
5	Cardine Financial Innovation S.p.A.	Padua	1	1	—	Cardine Finanziaria	100.00	100.00	—	(A)
6	Cedar Street Securities Corp.	United States	1	—	—	Banca IMI Securities	100.00	100.00	—
7	Consorzio Studi e Ricerche Fiscali	Rome	1	—	—	Sanpaolo IMI	50.00	50.00	—
						Banca Fideuram	10.00	10.00	—
						Banca IMI	5.00	5.00	—
						Banca OPI	5.00	5.00	—
						Cardine Finanziaria	5.00	5.00	—
						Fideuram Vita	5.00	5.00	—	(Z)
						Sanpaolo Leasint	5.00	5.00	—
						Sanpaolo IMI Asset Management	5.00	5.00	—
						Sanpaolo IMI WM	5.00	5.00	—
						IMI Investimenti	2.50	2.50	—
						Sanpaolo IMI Private Equity	2.50	2.50	—

							100.00	100.00

8	CSP Investimenti S.r.l.	Turin	1	2	(13)	FIN.OPI	100.00	100.00	2	(AA)

9	Emil Europe '92 S.r.l.	Bologna	1	4	—	Cassa di Risparmio Bologna	90.55	90.55	3	(A)
10	Eptaventure S.p.A.	Milan	1	—	—	Sanpaolo IMI Private Equity	100.00	100.00	—	(BB)
11	Fideuram Assicurazioni S.p.A.	Rome	1	13	2	Banca Fideuram	100.00	100.00	13
12	Fideuram Vita S.p.A.	Rome	1	377	46	Banca Fideuram	99.78	100.00	372
13	Immobiliare 21 S.r.l.	Milan	1	—	(1)	Invesp	90.00	90.00	—
						RSP	10.00	10.00	—	(Z)

							100.00	100.00

14	Immobiliare Nettuno S.p.A.	Bologna	1	2	1	Cassa di Risparmio Bologna	100.00	100.00	2	(A)
15	ISC Euroservice G.M.B.H.	Germany	1	—	—	Sanpaolo IMI	80.00	80.00	—	(A)
16	NHS Mezzogiorno S.G.R. S.p.A.	Naples	1	2	—	Sanpaolo IMI Private Equity	99.50	99.50	2
						NHS Luxembourg	0.50	0.50	—

							100.00	100.00		(Q)(CC)

17	Obiettivo Società di Gestione del Risparmio (S.G.R.) S.p.A.	Milan	1	2	(1)	Banca IMI	100.00	100.00	2
18	Poseidon—Insurance Brokers—S.p.A.	Bologna	1	1	1	Invesp	100.00	100.00	1	(A)(DD)
19	RSP S.r.l.	Turin	1	—	—	Sanpaolo IMI	100.00	100.00	—
20	S.V.I.T. S.p.A.	Padua	1	1	—	Cassa di Risparmio Padova e Rovigo	57.45	57.45	—	(A)
21	Sanpaolo IMI Capital Partners Ltd	Guernsey	1	—	—	Sanpaolo IMI Private Equity	99.00	99.00	—
						Sanpaolo IMI Management	1.00	1.00	—	(Z)

							100.00	100.00		(Q)

22	Sanpaolo IMI Internazionale S.p.A. (former New BPA S.r.l.)	Padua	1	10	—	Sanpaolo IMI	100.00	100.00	10	(A)

23	Sanpaolo IMI Management Ltd	United Kingdom	1	—	—	Sanpaolo IMI Private Equity	100.00	100.00	—	(Q)
24	Sanpaolo Leasint G.M.B.H.	Austria	1	—	—	Sanpaolo Leasint	100.00	100.00	—
25	Sanpaolo Life Ltd	Ireland	1	31	15	Sanpaolo Vita	75.00	100.00	—	(Z)
						Banca Sanpaolo Invest	25.00	0.00	2

							100.00	100.00

26	Sanpaolo Vita S.p.A.	Milan	1	331	55	Sanpaolo IMI WM	100.00	100.00	357	(EE)
27	Servizi S.r.l.	Bologna	1	2	1	Finemiro Banca	100.00	100.00	2	(A)
28	Societé Civile Les Jardins d'Arcadie	France	1	—	—	Banque Sanpaolo	55.00	55.00	—
29	Socavie S.N.C.	France	1	5	5	Banque Sanpaolo	99.80	99.80	5
						Societé Fonciere d'Investissement	0.20	0.20	—	(Z)

							100.00	100.00

30	Societé Fonciere d'Investissement S.A.	France	1	—	—	Banque Sanpaolo	100.00	100.00	—
31	Societé Immobilière d'Investissement	France	1	—	—	Banque Sanpaolo	99.98	99.98	—
						Societé Fonciere d'Investissement	0.02	0.02	—	(Z)

							100.00	100.00

32	UNI Invest S.A.	France	1	—	—	Banque Sanpaolo	100.00	100.00	—
33	W.D.W. S.A.	France	1	—	—	Banque Privèe Fideuram Wargny	99.56	99.56	—
34	West Leasing S.A.	Romania	1	1	—	West Bank	88.30	88.30	1	(A)
35	West Trade Center S.A.	Romania	1	—	—	Sanpaolo IMI	75.00	75.00	—	(A)
36	BN Finrete S.p.A. (in liq.)	Naples	1	1	—	Sanpaolo IMI	99.00	99.00	1	(H)(FF)
37	Cardine Suisse S.A. (in liq.)	Switzerland	1	1	—	Sanpaolo IMI	99.00	99.00	1	(A)(FF)(GG)

38	Cariparo Ireland Plc (in liq.)	Ireland	1	1	—	Sanpaolo IMI	99.94	99.94	1	(FF)
						Banca Agricola di Cerea	0.01	0.01	—
						Banca Popolare dell'Adriatico	0.01	0.01	—
						Cassa di Risparmio Gorizia	0.01	0.01	—
						Cassa di Risparmio Udine e Pordenone	0.01	0.01	—
						Cassa di Risparmio Venezia	0.01	0.01	—
						Cassa di Risparmio Bologna	0.01	0.01	—

							100.00	100.00		(A)

39	FISPAO S.p.A. (in liq.)	Turin	1	—	—	FIN.OPI	100.00	100.00	—	(AA)
40	Imifin S.p.A. (in liq.)	Rome	1	—	—	Sanpaolo IMI	100.00	100.00	—
41	IMI Bank A.G. (in liq.)	Germany	1	1	—	IMI Bank (Lux)	95.24	95.24	1	(FF)
						Sanpaolo IMI International	4.76	4.76	—

							100.00	100.00

42	Innovare S.r.l. (in liq.)	Naples	1	1	—	Sanpaolo IMI	90.00	90.00	1	(H)(FF)
43	Picus S.p.A. (in liq.)	Bergamo	1	(4)	1	LDV Holding	51.61	51.61	—
						Sanpaolo IMI Private Equity	1.29	1.29	—

							52.90	52.90

44	S. e P. Servizi e Progetti S.p.A. (in liq.)	Turin	1	—	—	FIN.OPI	100.00	100.00	—	(AA)
45	S.A.G.E.T. S.p.A. (in liq.)	Teramo	1	—	—	Banca Popolare dell'Adriatico	99.98	99.98	—	(A)
46	Sanpaolo U.S. Holding Co. (in liq.)	United States	1	4	2	Sanpaolo IMI	100.00	100.00	3	(FF)
47	Se.Ri.T. S.p.A. (in liq.)	Teramo	1	—	—	Banca Popolare dell'Adriatico	100.00	100.00	—	(A)

48	Sicilsud Leasing S.p.A. (in liq.)	Palermo	1	1	—	FIN.OPI	100.00	100.00	1	(AA)(FF)
	Other equity investments								3	(HH)

	Total investments carried at equity—Subsidiaries								840

B2	Investments carried at equity—Other
49	Adriavita S.p.A.	Trieste	8	17	3	Cardine Finanziaria	24.50	24.50	4	(A)
50	Aeffe S.p.A.	Rimini	8	49	5	LDV Holding	20.00	20.00	10
51	Banque Michel Inchauspe S.A. (BAMI)	France	8	29	4	Banque Sanpaolo	20.00	20.00	6
52	Beaujon Immobilière	France	7	—	—	Banque Sanpaolo	50.00	50.00	—
53	Cassa dei Risparmi di Forlì S.p.A.	Forlì	8	216	20	Sanpaolo IMI	21.02	21.02	45	(II)
54	Cassa di Risparmio di Firenze S.p.A.	Florence	8	969	71	Sanpaolo IMI	19.53	19.53	183	(JJ)
55	CBE Service S.p.r.l.	Belgium	8	—	—	Sanpaolo IMI	31.70	31.70	—
56	Conservateur Finance S.A.	France	8	33	5	Banque Sanpaolo	20.00	20.00	7
57	CR Firenze Gestion Internationale S.A.	Luxembourg	8	6	5	Sanpaolo IMI	20.00	20.00	1
58	Egida Compagnia di Assicurazioni S.p.A.	Turin	7	10	1	Sanpaolo Vita	50.00	50.00	—	(Z)
59	Eptaconsors S.p.A.	Milan	1	82	(6)	Invesp	40.48	40.48	32	(A)(KK)
60	Esatri S.p.A.	Milan	8	60	17	Sanpaolo IMI	31.50	31.50	19
61	Eurosic S.A.	France	8	33	3	Banque Sanpaolo	32.77	32.77	11
62	Finnat Investments S.p.A.	Rome	8	1	—	Invesp	20.00	20.00	—
63	HDI Assicurazioni S.p.A.	Rome	8	142	5	Sanpaolo IMI	28.32	28.32	38
64	I.TRE Iniziative Immobiliari Industriali S.p.A.	Rovigo	8	—	—	Cassa di Risparmio Padova e Rovigo	20.00	20.00	—	(A)
65	Immobiliare Colonna '92 S.r.l.	Rome	8	5	—	FIN.OPI	33.33	33.33	2	(AA)
66	Integra S.r.l.	Belluno	8	—	—	Cassa di Risparmio Padova e Rovigo	29.65	29.65	—
67	Inter-Europa Bank RT	Hungary	8	53	5	Sanpaolo IMI	32.51	32.51	8	(LL)

68	Lama Dekani d.d.	Slovenia	8	—	—	Banka Koper	78.41	78.41	1	(MM)
69	Liseuro S.p.A.	Udine	8	4	—	Sanpaolo IMI	35.11	35.11	1	(A)
70	Logiasit S.A.	France	8	—	—	Banque Sanpaolo	33.34	33.34	—
71	Noricum Vita S.p.A.	Bologna	8	26	4	Cardine Finanziaria	44.00	44.00	12	(A)
72	Padova 2000 Iniziative Immobiliari S.p.A.	Padua	8	1	1	Cassa di Risparmio Padova e Rovigo	45.01	45.01	—	(A)
73	Pivka Perutninarstvo d.d.	Slovenia	8	—	—	Banka Koper	26.36	26.36	1
74	PROGEMA S.r.l.	Turin	8	—	—	Finemiro Banca	10.00	10.00	—	(A)
						SEP—Servizi e Progetti	10.00	10.00	—

							20.00	20.00		(NN)

75	Sanpaolo IMI Private Equity Scheme B.V.	The Netherlands	8	62	(50)	LDV Holding	29.38	29.38	18
76	Sifin S.r.l.	Bologna	8	1	—	Invesp	30.00	30.00	—	(A)(DD)
77	Sinloc—Sistemi Iniziative Locali S.p.A.	Turin	8	42	2	FIN.OPI	31.85	31.85	14	(AA)
						Banca OPI	8.15	8.15	3

							40.00	40.00	17	(NN)

78	Società Friulana Esazione Tributi S.p.A.	Udine	8	5	—	Cassa di Risparmio Udine e Pordenone	33.33	33.33	2	(A)
79	Società Gestione per il Realizzo S.p.A.	Rome	8	21	7	Sanpaolo IMI	28.31	28.31	1	(H)
						Banca Fideuram	0.64	0.64	—

							28.95	28.95

80	Societé Civile du 41 Avenue Bouisson Bertrand	France	8	—	—	Banque Sanpaolo	25.00	25.00	—
81	Societé Civile le Jardin de Nazareth	France	8	—	—	Banque Sanpaolo	20.00	20.00	—
82	Societé Civile Le Maestro	France	8	—	—	Banque Sanpaolo	20.00	20.00	—

83	Societé Civile Res Club les Arcades	France	8	—	—	Banque Sanpaolo	25.00	25.00	—
84	Societé Civile St. Gratien Village	France	8	—	—	Banque Sanpaolo	30.00	30.00	—
85	Splosna Plovba Portoroz d.d.	Slovenia	8	—	—	Banka Koper	21.00	21.00	—
86	Stoà S.c.p.a.	Naples	8	1	—	Sanpaolo IMI	20.76	20.76	—	(H)
87	Summa Finance S.p.A.	Bologna	8	1	—	Invesp	39.90	39.90	—	(A)(DD)
88	Trivimm S.p.A.	Verona	8	2	—	Sanpaolo IMI	23.00	23.00	—	(A)
89	Wire Industries S.p.A.	Milan	8	19	1	LDV Holding	30.53	30.53	6
90	Aeroporto di Napoli (in liq.)	Naples	8	—	—	Sanpaolo IMI	20.00	20.00	—	(H)
91	Chasefin—Chase Finanziaria S.p.A. (in liq.)	Milan	8	—	—	Finemiro Leasing	30.00	30.00	—	(A)
92	Consorzio Agrario Prov.le di Rovigo (in liq.)	Rovigo	8	(6)	1	Cassa di Risparmio Padova e Rovigo	35.45	35.45	—	(A)
93	Consorzio Bancario SIR S.p.A. (in liq.)	Rome	8	1	—	Sanpaolo IMI	32.84	32.84	—	(OO)
94	Finexpance S.p.A. (in liq.)	Chiavari	8	(9)	—	Sanpaolo IMI	30.00	30.00	—	(OO)
95	G.E.CAP. S.p.A. (in liq.)	Foggia	8	(2)	1	Sanpaolo IMI	37.25	37.25	—	(H)
96	Galère 28 (in liq.)	France	8	—	—	Banque Sanpaolo	23.44	23.44	—
97	Galileo Holding S.p.A. (in liq.)	Venice	8	(24)	(1)	Sanpaolo IMI	31.52	31.52	—	(OO)
98	Italinfra Grandi Progetti S.p.A. (in liq.)	Naples	8	1	—	Sanpaolo IMI	30.00	30.00	—	(H)
99	Mega International S.p.A. (in prior agreement)	Ravenna	8	(2)	—	Finemiro Banca	48.00	48.00	—	(A)
100	Sofimer S.p.A. (in liq.)	Naples	8	3	—	Sanpaolo IMI	20.00	20.00	—	(H)

101	Sviluppo di Nuove Iniziative S.p.A. (in liq.)	Genoa	7	2	—	Sanpaolo IMI	50.00	50.00	—	(H)
	Other investments								1	(HH)

	Total investments carried at equity—Other								426

	Total investments carried at equity								1,266

Notes to the table significant investments:

(*)
Type of relationship:

1
= control pursuant to art. 2359 Italian Civil Code, subsection 1, no. 1: majority of voting rights at an ordinary meeting.

2
= control pursuant to art. 2359 Italian Civil Code, subsection 1, no. 2: dominating influence at an ordinary meeting.

3
= control pursuant to art. 2359 Italian Civil Code, subsection 2, no. 1: agreements with other partners.

4
= other forms of control.

7
= joint control pursuant to art. 35, subsection 1 of Decree 87/92.

8
= associated company pursuant to art. 36, subsection 1 of Decree 87/92: company over which "significant influence" is exercised, which is assumed to exist when at least 20% of the voting rights at an ordinary meeting are held.

(**)
Shareholders' equity for consolidated companies corresponds to that used for the consolidation procedures. It also includes income for the year before distribution of dividends (net of any interim dividends).

(***)
The list does not include investments of the Parent Bank Isveimer S.p.A. (in liquidation) and Società per la gestione di attività S.p.A. (Sga), given the particular characteristics of the respective interest held (see Note 16—"Other assets")

(A)
The investment was purchased through the merger with Cardine Banca.

(B)
Lease transactions are shown in the financial statements according to the financial lease method.

(C)
The company was transferred from the Parent Bank to Banca Fideuram in October 2002.

(D)
In April 2002 the company was transferred from Banco di Napoli S.p.A. to Sanpaolo IMI WM S.p.A.. On March 4, 2003 the Bank of Italy authorized the merger by incorporation of Banco di Napoli Asset Management S.p.A. into Sanpaolo IMI Asset Management S.p.A., with effect from September 1, 2003.

(E)
The benefit to the company from the transfer of the business branch of Cardine Banca principally concerned the control of the seven banks of the former Cardine Group network and other investments instrumental to the business.

(F)
In December 2002 the company was sold to Sanpaolo IMI Private Equity S.p.A. by the Parent Bank (90%) and Alcedo S.r.l. (10%).

(G)
The company was included in the 2001 consolidated financial statements under the caption "Investments carried at equity—subsidiaries" and is now consolidated on a line-by-line basis as beneficiary of the tax collection business previously owned by Banco di Napoli.

(H)
The company is directly held by the Parent Bank following the merger by incorporation of Banco di Napoli.

(I)
In the consolidated financial statements for 2001, the company was included among "Investments carried at equity—subsidiaries".

(J)
As of January 1, 2002, the company merged Fideuram Multimanager Fund Management Co., Fonditalia Management Co., Interfund Advisory Co., Int. Securities Advisory Co. and Societé de Gestion du Fonds commun de Placement Fideuram Fund.

(K)
The company became part of the SANPAOLO IMI Group following an exchange of shares between Sanpaolo IMI S.p.A. and Compagnia di San Paolo S.p.A.. The company was later transferred to Banca OPI S.p.A. by the Parent Bank.

(L)
In July 2002 the company merged Finemiro Stile S.p.A..

(M)
In March 2002, the company assumed the new name of IMI Investimenti S.p.A. following the split of the private equity businesses into Sanpaolo IMI Private Equity S.p.A..

(N)
The percentage of interest which, at the prior year end totaled 51%, has increased to 100% following the purchase of minority shares.

(O)
In December 2002 the Sanpaolo IMI Group reached an agreement with Centrobanca to sell them 80% of the company.

(P)
During 2002 the company was the recipient of a business branch following the split of Fincardine S.p.A..

(Q)
The investment was transferred by IMI Investimenti S.p.A. to Sanpaolo IMI Private Equity S.p.A. as part of the split of the private equity businesses.

(R)
This company, which had been sold to the Parent Bank by Sanpaolo IMI WM S.p.A. in August 2002, merged with Cardine Fiduciaria S.p.A. in December 2002.

(S)
In May 2002, the control of the company passed from Sanpaolo IMI Asset Management SGR S.p.A. to Sanpaolo IMI WM S.p.A.

(T)
In June 2002, Sanpaolo IMI WM S.p.A. purchased the 30% interest held by Fideuram Capital SIM S.p.A.

(U)
New company receiving private equity assets. In December 2002 the company merged with Sanpaolo IMI Private Equity S.p.A., assuming the latter company's name.

(V)
In April 2002, the company merged SP Asset Management Luxembourg S.A. and Sanpaolo Services Luxembourg S.A.

(W)
In December 2002 the company merged Cardine Leasing S.p.A..

(X)
The Parent Bank increased its own share on conclusion of the OPA (Public Offer) launched in the first quarter of 2002. In the 2001 consolidated financial statements, the company was included among "Other significant equity investments".

(Y)
In March 2003 the Parent Bank reached an agreement to sell its shareholding to Santander Central Hispano S.A.

(Z)
The value is included in the net equity of the company holding the investment.

(AA)
The investment became part of the Sanpaolo IMI Group following the purchase of control over Fin. OPI S.p.A. (formerly Compagnia di San Paolo Investimenti Patrimoniali S.p.A.).

(BB)
The company was purchased in December 2002.

(CC)
New company.

(DD)
The investment was purchased from Invesp S.p.A. following the split of Fincardine S.p.A.

(EE)
The valuation has been made on the basis of the consolidated financial statements prepared by the company in which the investment is held.

(FF)
The company's book value reflects the estimated realizable value according to the stage of completion of the liquidation process.

(GG)
The company was put into liquidation in December 2002.

(HH)
This represents the total value of equity investments shown in the balance sheet at less than €500,000.

(II)
The share will rise to 29.8% due to the exercising of a sale option by Fondazione Cassa dei Risparmi di Forlì, as provided for by the preliminary agreement stipulated with SANPAOLO IMI on November 29, 2000.

(JJ)
The valuation was made on the basis of the quarterly consolidated financial statements as of September 30, 2002.

(KK)
In January 2003 the share rose to 60.7% following the acquisition of the 20.24% interest held by Cassa di Risparmio di Firenze.

(LL)
The difference between the consolidated book value and the pro quota of net equity of the company reflects the adjustment made by the Parent Bank for the permanent loss in value.

(MM)
The investment controlled by Banka Koper d.d. is not included among "Investments carried at equity—subsidiaries" as the Parent Bank does not control Banka Koper d.d.

(NN)
The company, which was included among "Other significant equity investments" and carried at cost in the 2001 consolidated financial statements, is now carried at net equity, having reached the threshold of "significant influence".

(OO)
Shareholders' equity refers to the financial statements as of December 31, 2001.

        Among the remaining investments held by the Group the most significant are listed below by amount invested (book value equal to or higher than €2.5 million):

  Other significant equity investments

		Ownership
Name	Registered offices			Consolidated book values
		Held by	% (*)
				(€/mil)
AC.E.GA.S S.p.A.	Trieste	Sanpaolo IMI Private Equity	1.08	2	(A)
		Cassa di Risparmio Udine e Pordenone	1.00	2	(B)

			2.08	4

AEM Torino S.p.A.	Turin	IMI Investimenti	1.47	7
AMPS S.p.A.	Parma	LDV Holding	17.31	38
APS—Azienda Padova Servizi S.p.A.	Padua	Cassa di Risparmio Padova e Rovigo	1.49	5	(B)
Autostrada BS-VR-VI-PD S.p.A.	Verona	Cardine Finanziaria	5.80	6	(B)
Azimut S.p.A.	Viareggio	LDV Holding	9.12	34
		Sanpaolo IMI Private Equity	0.08	—

			9.20	34
Banca d'Italia	Rome	Sanpaolo IMI	8.33	185
		Cassa di Risparmio Bologna	6.20	—	(B)
		Cassa di Risparmio Padova e Rovigo	1.20	—	(B)
		Cassa di Risparmio Venezia	0.88	—	(B)
		Cassa di Risparmio Udine e Pordenone	0.47	—	(B)
		Cassa di Risparmio di Gorizia	0.15	—	(B)

			17.23	185

Banca Popolare di Lodi S.c.r.l.	Lodi	IMI Investimenti	1.42	19
Banco del Desarrollo S.A.	Chile	Sanpaolo IMI	15.72	19
Banksiel S.p.A.	Milan	Sanpaolo IMI	7.00	3
Banque Espirito Santo et de la Venetie S.A.	France	Prospettive 2001	18.00	10	(D)
Beni Stabili S.p.A.	Rome	Invesp	2.87	17
		Sanpaolo IMI	0.12	1	(B)

			2.99	18

BIAT S.A.	Tunisia	Sanpaolo IMI	5.61	8
Borsa Italiana S.p.A.	Milan	Banca IMI	7.94	22
		Sanpaolo IMI	4.14	40
		IMI Bank (Lux)	0.43	—

			12.51	62

Cassa di Risparmio di Ferrara S.p.A.	Ferrara	Prospettive 2001	1.29	6	(B)(D)
CDC Finance IXIS S.A.	France	Sanpaolo IMI	3.45	323
Centrale dei Bilanci S.r.l.	Turin	Sanpaolo IMI	12.59	6
Centro Agroalimentare di Napoli S.c.p.A.	Naples	Sanpaolo IMI	15.68	3	(E)
Centro Factoring S.p.A.	Florence	Invesp	10.81	3	(B)(F)

Centro Leasing S.p.A.	Florence	Invesp	12.33	15	(B)(F)
Cimos International d.d.	Slovenia	Banka Koper	13.55	7
Compagnia Assicuratrice Unipol S.p.A.	Bologna	Invesp	2.02	41	(B)(F)
Convergenza S.c.a.	Luxembourg	NHS Luxembourg	10.00	8
Dyckerhoff A.G.	Germany	IMI Investments	7.76	28
		IMI Finance	4.36	17

			12.12	45	(G)

Enel S.p.A.	Rome	IMI Investimenti	0.04	13
Engineering Ingegneria Informatica S.p.A.	Rome	Sanpaolo IMI Private Equity	1.60	3	(A)
Eni S.p.A.	Rome	IMI Investimenti	0.20	107
Euromedia Venture Belgique S.A.	Belgium	NHS Luxembourg	9.68	3
FIAT S.p.A.	Turin	IMI Investimenti	1.48	80
Fin.Ser. S.p.A.	Padua	Cassa di Risparmio Padova e Rovigo	15.00	4	(B)
Fincantieri—Cantieri Navali Italiani S.p.A.	Trieste	IMI Investimenti	1.21	4
		Sanpaolo IMI	0.76	3	(E)

			1.97	7

Hutchinson 3G Italia S.p.A.	Milan	NHS Investments	5.58	145
		3G Mobile Investments 2	2.23	—	(C)

			7.81	145

Istituto Enciclopedia Italiana S.p.A.	Rome	Sanpaolo IMI	8.00	3
Istituto per il Credito Sportivo	Rome	Sanpaolo IMI	10.81	19
Italenergia Bis S.p.A.	Turin	IMI Investimenti	12.48	431
Kiwi II Ventura Servicos de Consultoria S.A.	Madeira	Sanpaolo IMI Private Equity	1.06	5	(A)
Kredyt Bank S.A.	Poland	Sanpaolo IMI	5.20	28	(B)
Merloni Termosanitari S.p.A.	Ancona	LDV Holding	6.05	22
		Banca Popolare dell'Adriatico	1.37	5	(B)

			7.42	27

Olivetti S.p.A.	Ivrea	Invesp	0.30	28
		IMI Investimenti	0.04	4

			0.34	32

Praxis Calcolo S.p.A.	Milan	LDV Holding	12.50	6
		Sanpaolo IMI Private Equity	0.25	—

			12.75	6

Sagat S.p.A.	Turin	IMI Investimenti	12.40	18

Santander Central Hispano S.A.	Spain	Sanpaolo IMI	1.10	342
		Sanpaolo IMI International	1.77	548

			2.87	890

Serenissima Infracom S.p.A.	Verona	Cardine Finanziaria	7.35	25	(B)
Simest S.p.A.	Rome	Sanpaolo IMI	4.01	6
Spinner Global Technology Fund Ltd	Netherlands Antilles	Sanpaolo IMI Private Equity	2.23	7	(A)
Transdev S.A.	France	FIN.OPI	7.00	9	(H)
Other equity investments				55

Total other significant equity investments				2,798

Notes to the table "other significant investments":

(*)
The percentage refers to the total capital.

(A)
The investment was transferred by IMI Investimenti S.p.A. to Sanpaolo IMI Private Equity S.p.A. as part of the split of the private equity businesses.

(B)
The investment was purchased through the merger with Cardine Banca.

(C)
The value is included in the net equity of the company holding the investment.

(D)
The investment was purchased from Prospettive 2001 S.p.A. following the split of Fincardine S.p.A.

(E)
The company is directly held by the Parent Bank following the merger by incorporation of Banco di Napoli.

(F)
The investment was purchased from Invesp S.p.A. following the split of Fincardine S.p.A.

(G)
Equity investment acquired in the second half of 2002.

(H)
The company became part of the Sanpaolo IMI Group holdings following the acquisition of control of Fin.OPI S.p.A. (formerly Compagnia di San Paolo Investimenti Patrimoniali S.p.A.).

Composition of the investment portfolio

Analysis of caption 80 "Investments in Group companies"(Table 3.5 B.I.)

	12/31/02	12/31/01
	(€/mil)
(a) Investment in banks
1. quoted	—	—
2. unquoted	1	1
(b) Investment in financial institutions
1. quoted	—	—
2. unquoted	23	13
(c) Other investments
1. quoted	—	—
2. unquoted	816	629

Total	840	643

Analysis of caption 70 "Equity investments" (table 3.4 B.I.)

	12/31/02	12/31/01
	(€/mil)
(a) Investments in banks
1. quoted	1,137	1,740
2. unquoted	617	1,118
(b) Investments in financial institutions
1. quoted	11	10
2. unquoted	124	67
(c) Other investments
1. quoted	356	414
2. unquoted	979	705

Total	3,224	4,054

        The principle characteristics of the commitments and options on significant investments are provided below:

  •
  the Cassa dei Risparmi di Forlì share purchase agreement of November 29, 2000, between Fondazione CR Forlì (seller) and SANPAOLO IMI and Cassa di Risparmio di Firenze (purchasers), provides that the purchasers shall grant Fondazione an option to sell ordinary shares representing not more than 51.35% of the share capital of CR Forlì, to be exercised in a number of tranches, at a unit price of €8.11 per share for the first two tranches and at a price determined according to the "fair market value" for the last tranches. The put option may be exercised by Fondazione at any time between June 12, 2002 and the 15th day before the expiry of the first period for notice of termination of the Consortium Agreement drawn up between the same parties (December 31, 2008). This transaction involved the booking of €298 million to "commitments for the issue of put options". This value represents the maximum potential outlay if the unit price of €8.11 per share were to be applied to the entire shareholding object of the put option. In March 2003 Fondazione CR Forlì notified of its intention to exercise the first tranche of the put option, after which the SANPAOLO IMI shareholding in Cassa dei Risparmi di Forlì will increase from 21.02% to 29.8%.

  •
  the agreement between the Bank and the majority shareholders of Banka Koper, aimed at purchasing a controlling investment in the company, provides that, in the event the public purchase offer in March 2002 for the entire share capital of the company is successful, SANPAOLO IMI guarantees the leading shareholders a put option on their shares which were not contributed in the Public Offer. Such entitlement is also extended to each shareholder which contributed at least one share to the public purchase offer. Each shareholder may exercise the put option during the 30 days after March 31, June 30, September 30, and December 31, of each year, commencing from the 30 days after December 31, 2002 and up to the 30th day after June 30, 2006. The price is equal to that of the Public Offer, plus interest calculated on the rate paid by Banka Koper one year and one day deposits in Slovenian Tolar, for the period extending from the last effective day of the Public Offer, to the day on which the put option is exercised and is reduced by the dividends collected on such shares. This transaction involved the booking of approximately €88 million to "commitments for the issue of put options";

  •
  in the context of the purchase agreement for shares in West Bank, the former Cardine Banca granted some shareholders a put option on their shares, for a unit price not lower than that set for the acquisition of the majority shareholding in West Bank by Cardine Banca. With respect to this put option, SANPAOLO IMI booked a commitment for approximately €5 million. Considering that the investment was written down to reflect the reduction in equity value from the effect of the losses for the year and that the put options are valued at cost and eventually written down to reflect any permanent losses in value of the investment, the December 31, 2002 financial statements were adjusted to reflect the proportionate value of the put options in respect of the write down of the investment;

  •
  in the context of the agreement concluded on November 15, 1999 between Ente Cassa di Risparmio di Firenze and SANPAOLO IMI for the acquisition of a 15% stake in Cassa di Risparmio di Firenze, a right of pre-emption at "fair price" was granted to SANPAOLO IMI on CARIFI shares transferred by Ente CRF. The agreement also provided that, in the event that SANPAOLO IMI should not exercise its pre-emption right, the shares involved, representing a total of around 10.8% of CRF share capital, may be offered on sale to third parties at the same "fair price". In the event of an unsuccessful sale to third parties, Ente CRF is entitled to offer the shares on sale to the Bank, who is obliged to purchase them at a price equal to the arithmetical average of the official stockmarket prices over the previous three months, increased by 50%, on the condition that the average daily volume of dealings in the shares is equal to €3 million (under this assumption, the amount as at December 31, 2002, is estimated at approximately €210 million). If, however, the average daily volume of dealings in the shares is less than €3 million, the price will be determined according to the best technical valuation of the sector. Considering that the conditions under which the Bank is obliged to purchase in the event of an unsuccessful sale to third parties by Ente CRF and that the Bank has not yet been called upon to exercise its pre-emption rights, no amount for commitments has been recorded to the financial statements.

        Detail of the above commitments, where recorded to the financial statements, is provided in the memorandum accounts (caption 20 Guarantees and Commitments), in the Explanatory Notes, in the table on forward transactions (Table 10.5 B.I. "Other transactions") and in the supplementary information requested by the Basel Committee on Banking Supervision and the International Organization of Securities Commissions (IOSCO).

Changes during the year in the investment portfolio

        The following table shows the changes during 2002 in the investment portfolio:

Investments in Group companies (Table 3.6.1 B.I.)

(€/mil)
A. Opening balance as of January 1, 2002	643

B. Increases	253
B1. purchases	159
B2. writebacks	—
B3. revaluations	—
B4. other changes	94

C. Decreases	56
C1. sales	11
C2. adjustments	—
including:
long-term writedowns	—
C3. other changes	45

D. Closing balance as of December 31, 2002	840

E. Total revaluations	69
F. Total adjustments	823

        Subcaption B1. "Purchases" reflects the increase in share capital of Sanpaolo Vita S.p.A. (€70 million), of Fideuram Vita S.p.A. (€74 million) and of Sanpaolo IMI Internazionale (€10 million). Furthermore, this caption also includes a total of €3 million for investments made during the year for the formation of NHS Mezzogiorno SGR S.p.A. (€2 million) and for the purchase of Eptaventure S.p.A. (€1 million).

        Subcaption B4. "Other changes" includes the entry in portfolio of companies included in consolidation this year for the first time and, especially, the Cardine Group (€12 million) and FIN.OPI S.p.A. (€14 million). Also included are increases in subsidiaries valued according to the net equity method (€65 million) and income from the disposal of Datitalia Processing S.p.A. (€3 million).

        Subcaption C3. "Other changes" reflects the decrease (€17 million) following the line-by-line consolidation of Prospettive 2001 S.p.A., Esaban S.p.A. and Fideuram Asset Management (Ireland) Ltd. This subcaption is also affected by the decrease in value of subsidiary companies valued according to the equity method (€27 million).

        The following table shows the changes during 2001 in the investment portfolio:

Investments in Group companies (Table 3.6.1B.I.)

(€/mil)
A. Opening balance as of January 1, 2001	539

B. Increases	140
B1. purchases	108
B2. writebacks	—
B3. revaluations	—
B4. other changes	32

C. Decreases	36
C1. sales	—
C2. adjustments	—
including:
long-term writedowns	—
C3. other changes	36

D. Closing balance as of December 31, 2001	643

E. Total revaluations	43
F. Total adjustments	408

        Subcaption B1. "Purchases" reflects the capital increases of Sanpaolo Vita (€100 million) and of Bernabé Mobile Investments 2 S.A. (€2 million). It also includes €6 million of investment for the incorporation of Obiettivo Società di Gestione del Risparmio (S.G.R.) S.p.A., Fideuram Asset Management (Ireland) Ltd and Esaban S.p.A.

        Subcaptions B4. and C3. "Other changes" reflect increases and decreases (also due to the payment of dividends to fully consolidated companies) in subsidiaries carried at equity.

        The following table shows the changes during 2002 in other equity investments:

Other equity investments (table 3.6.2 B.I.)

(€/mil)
A. Opening balance as of January 1, 2002	4,054

B. Increases	1,055
B1. purchases	331
B2. writebacks	3
B3. revaluations	—
B4. other changes	721

C. Decreases	1,885
C1. sales	820
C2. adjustments	542
including:
long-term writedowns	61
C3. other changes	523

D. Closing balance as of December 31, 2002	3,224

E. Total revaluations	535
F. Total adjustments	1,318

        Subcaption B.1 "Purchases" mainly comprises investments made by the Parent Bank and by other Group companies in Italenergia Bis S.p.A. (€183 million), Borsa Italiana S.p.A. (€51 million), Dyckerhoff A.G. (€45 million), Hutchinson 3G Italia S.p.A. (€15 million) and FIAT S.p.A. (€15 million).

        Subcaption B4. "Other increases" includes:

  •
  the book value of portfolio investments of companies included in consolidation this year for the first time and, especially, the Cardine Group (€240 million), Fin. OPI S.p.A. (€30 million) and Banka Koper d.d. (€15 million);

  •
  also included in this subcaption are profits (€143 million) realized from the sale of investments, of which €62 million refer to the sale by the Parent Bank of shares in Cardine Banca, €24 million to the disposal of shares held by certain Group companies in Monte Titoli S.p.A., €12 million to the disposal by Banque Privée Fideuram Wargny of shares in Euronext Paris S.A. and €22 million to the disposal of other minority shareholdings by Sanpaolo IMI Private Equity and by IMI Investimenti;

  •
  Italenergia Bis S.p.A. shares exchanged with Italenergia S.p.A. shares for the merger operation between Italenergia and Edison (€248 million). Furthermore, this subcaption also includes €32 million for the increase in value of companies valued using the equity method.

        Subcaption C1. "Sales" refers to disposals by the Parent Bank (€603 million, of which €473 million refer to the disposal of Cardine Banca S.p.A. shares and €110 million refer to the disposal of Banca Agricola Mantovana), by Sanpaolo IMI Private Equity S.p.A. (€83 million for the minority shareholding in its own investment portfolio), by IMI Investimenti S.p.A. (€43 million), by Invesp S.p.A. (€25 million) and by Banque Privée Fideuram Wargny (€17 million).

        Subcaption C2. "Adjustments" mainly reflects writedowns made by the Parent Bank and Sanpaolo IMI International S.A. in Santander Central Hispano S.A. (€399 million) and by IMI Investimenti

S.p.A. in Fiat S.p.A. (€82 million). (Detail of other adjustments is provided in Note 28—Adjustments to financial fixed assets).

        Subcaption C3. "Other decreases" includes:

  •
  the cancellation of Cardine Banca shares held in the Parent Bank portfolio following the merger (€105 million);

  •
  the value of the Italenergia S.p.A. shares exchanged with Italenergia Bis S.p.A. shares for the merger operation between Italenergia and Edison (€248 million);

  •
  the loss incurred following the disposal of the investment in Banca Agricola Mantovana S.p.A. (€96 million). This loss has, however, been offset by the profit generated from the disposal of the related options;

  •
  the book value of the Banka Koper d.d. investment (€37 million), which was consolidated proportionally for the first time this year;

        The following table shows the changes during 2001 in other equity investments:

Other equity investments (table 3.6.2 B.I.)

(€/mil)
A. Opening balance as of January 1, 2001	3,034

B. Increases	2,018
B1. purchases	1,703
B2. writebacks	1
B3. revaluations	—
B4. other changes	314

C. Decreases	998
C1. sales	493
C2. adjustments	224
including:
long-term writedowns	224
C3. other changes	281

D. Closing balance as of December 31, 2001	4,054

E. Total revaluations	115
F. Total adjustments	670

        Subcaption B.1 "Purchases" mainly comprises the following acquisitions of equity investments by the Parent Bank:

  •
  purchase from "Fondazione Cassa di Risparmio di Venezia" of 10.81% in the share capital of Cardine Banca S.p.A. for a total of €516.5 million; this price could be subject to an increase because of the differential between the value of Cardine shares and that of SANPAOLO IMI shares in the 24 months after the closing date (January 12, 2001), with a deductible of €31 million. Such adjustment could entail an increase in the book value of the investment;

  •
  purchase from Caisse des Depots et Consignations of 3.88% of the share capital of CDC Finance IXIS, investment bank of the French Group, for an outlay of €323 million; the CDC Group made the same investment (through CDC Ixis Italia Holding, a subsidiary of CDC Ixis) purchasing 2% of SANPAOLO IMI on the market;

  •
  acquisition from Fondazione Cassa dei Risparmi di Forlì of 15% in the share capital of Cassa dei Risparmi di Forlì and subsequent purchase, through a takeover bid, of and additional 6.02% for a total outlay of €169 million (of which: €127 million classified under goodwill arising on consolidation).

  •
  acquisition of 15% of share capital of Banka Koper d.d. for SIT 8 billion, corresponding to €37 million; the exchange risk has been partially hedged by opening deposits of SIT 5.2 billion (the equivalent of approx. €23 million).

        In addition, significant investments have been carried out by NHS—Nuova Holding SANPAOLO IMI S.p.A. even through its subsidiaries (€632 million, of which: €248 million in Italenergia S.p.A., €144 million in Hutchinson 3G Italia S.p.A. and €143 million in Eni S.p.A.).

        Subcaption B4. "Other changes" includes realized gains from the sale of investments (€294 million, of which €228 million from the sale of the stake in Montedison S.p.A. by NHS—Nuova Holding SANPAOLO IMI S.p.A.; €50 million from the sale of part of the shareholding held by Invesp S.p.A. in Beni Stabili S.p.A.; €14 million from the sale of investments in merchant banking sector). Furthermore, it includes the increase in value of significant investments carried at equity (a total of €17 million).

        The subcaption C1. "Sales" refers to the prices of sales by NHS-Nuova Holding SANPAOLO IMI S.p.A., directly and through its subsidiaries, for €358 million and by Invesp S.p.A. for €111 million.

        The subcaption C2. "Adjustments" essentially reflects writedowns made by NHS—Nuova Holding SANPAOLO IMI S.p.A. in FIAT S.p.A. for €72 million, Hutchinson 3G Italia S.p.A. for €19 million, Banca Popolare di Lodi S.c.r.l. for €6 million, Enel S.p.A. for €4 million, as well as writedowns by SANPAOLO IMI International in Santander Central Hispano for €80 million and by Invesp S.p.A. in Olivetti S.p.A. for €17 million (see Note 28—Adjustments to financial fixed assets).

        The subcaption C3. "Other decreases" include:

  •
  goodwill arising on consolidation (€168 million) taken from the cost of investments carried at equity purchased during the year;

  •
  the reclassification of €87 million of the interest in Royal Bank of Scotland to the dealing securities portfolio following the decision to sell the shares;

  •
  the decrease of certain investments carried at equity (€12 million);

  •
  losses on the disposal of minority interest (€7 million).

Amounts due to and from Group companies and investments (non-Group companies)

        Amounts due to and from Group companies, as established in art. 4 of Decree 87/92, as well as subsidiaries and affiliated companies (non-Group companies), are analyzed in the following tables::

Amounts due to and from Group companies (table 3.2 B.I.)

	12/31/02	12/31/01
	(€/mil)
(a) Assets
1. due from banks	—	—
of which:
—subordinated	—	—
2. due from financial institutions(*)	31	490
of which:
—subordinated	2	—
3. due from other customers	106	154
of which:
—subordinated	65	—
4. bonds and other debt securities	—	—
of which:
—subordinated	—	—

Total assets	137	644

(b) Liabilities
1. due to banks	16	31
2. due to financial institutions	17	12
3. due to other customers	302	219
4. securities issued	1,087	151
5. subordinated liabilities	—	—

Total liabilities	1,422	413

(c) Guarantees and commitments
1. guarantees given	5	9
2. commitments	—	—

Total guarantees and commitments	5	9

(*)
Excluding €1,285 million Parent Bank loans (€2,041 as of December 31, 2001) due from Sga given the particular characteristics of the respective interest held (see Note 16—"Other assets").

Amounts due to and from investments (non-Group companies) (table 3.3 B.I.)

		12/31/02	12/31/01
		(€/mil)
(a)	Assets
	1. due from banks(*)	718	1,105
	of which:
	—subordinated	30	20
	2. due from financial institutions	1,824	751
	of which:
	—subordinated	17	—
	3. due from other customers	2,585	1,305
	of which:
	—subordinated	—	5
	4. bonds and other debt securities	108	9
	of which:
	—subordinated	4	—

Total assets		5,235	3,170

(b)	Liabilities
	1. due to banks(**)	923	1,448
	2. due to financial institutions	178	173
	3. due to other customers	484	257
	4. securities issued	9	—
	5. subordinated liabilities	8	—

Total liabilities		1,602	1,878

(c)	Guarantees and commitments
	1. guarantees given	847	1,142
	2. commitments	517	384

Total guarantees and commitments		1,364	1,526

(*)
Including the compulsory reserve deposited with the Bank of Italy.

(**)
Including repurchase agreements with the Bank of Italy.

        To supplement the previous table, amounts due to and from affiliated companies (in which Group companies hold 20% or more, or 10% or more if quoted) are analyzed below:

Amounts due to and from affiliated companies

		12/31/02	12/31/01
		(€/mil)
(a)	Assets
	1. due from banks	21	91
	of which:
	—subordinated	20	20
	2. due from financial institutions	448	260
	of which:
	—subordinated	—	—
	3. due from other customers	202	13
	of which:
	—subordinated	—	—
	4. bonds and other debt securities	80	—
	of which:
	—subordinated	4	—

Total assets		751	364

(b)	Liabilities
	1. due to banks	19	110
	2. due to financial institutions	23	—
	3. due to other customers	148	20
	4. securities issued	9	—
	5. subordinated liabilities	—	—

Total liabilities		199	130

(c)	Guarantees and commitments
	1. guarantees given	189	179
	2. commitments	3	23

Total guarantees and commitments		192	202

(15)    TANGIBLE AND INTANGIBLE FIXED ASSETS

        Tangible and intangible fixed assets comprise the following:

	12/31/02	12/31/01
	(€/mil)
Tangible fixed assets (caption 120)	2,229	1,726
Intangible fixed assets (caption 110)	406	367

Total	2,635	2,093

Tangible fixed assets (caption 120)

        Tangible fixed assets comprise:

	12/31/02	12/31/01
	(€/mil)
Property
—operating	1,716	1,422
—non-operating	256	60
Furniture and installations
—electronic equipment	138	146
—general and specific installations	51	43
—office furniture and equipment	66	54
—vehicles	2	1

Total	2,229	1,726

        The following table shows the changes in tangible fixed assets during 2002

Changes in tangible fixed assets during the year (Table 4.1 B.I.)

(€/mil)
A. Opening balance as of January 1, 2002	1,726

B. Increases	1,121
B1. purchases	218
B2. writebacks	—
B3. revaluations	—
B4. other changes	903

C. Decreases	618
C1. sales	207
C2. adjustments
(a) depreciation	294
(b) long-term writedowns	—
C3. other changes	117
D. Closing balance as of December 31, 2002	2,229

E. Total revaluations	1,358
F. Total adjustments	2,786
(a) accumulated depreciation	2,784
(b) long-term writedowns	2

        The following table shows the changes in tangible fixed assets during 2001

Changes in tangible fixed assets during the year (Table 4.1 B.I.)

(€/mil)
A. Opening balance as of January 1, 2001	1,793

B. Increases	177
B1. purchases	161
B2. writebacks	—
B3. revaluations	—
B4. other changes	16

C. Decreases	244
C1. sales	17
C2. adjustments
(a) depreciation	214
(b) long-term writedowns	—
C3. other changes	13

D. Closing balance as of December 31, 2001	1,726

E. Total revaluations	916

F. Total adjustments	1,529
(a) accumulated depreciation	1,528
(b) long-term writedowns	1

Intangible fixed assets (caption 110)

        Intangible fixed assets comprise:

	12/31/02	12/31/01
	(€/mil)
Merger differences from goodwill of merged companies	—	27
Goodwill	16	8
Software in use	198	183
Software not yet in use	112	70
Other deferred charges	80	79

Total	406	367

        The differences arising on the mergers of Banca Provinciale Lombarda and Banco Lariano in 1993 are recorded in the financial statements since they represent goodwill relating to merged companies. Such differences are stated net of the amounts allocated to the related assets acquired.

        The "software in use" caption refers to purchases of new packages for integration of the operating network procedure.

        Amounts registered under "software not yet in use" refer to modification and procedure changes for the development of application programs mainly ordered from third parties and not yet completed.

        Other deferred charges include:

  •
  €58 million (€54 million as of December 31, 2001) for leasehold property improvements;

  •
  €2 million (€3 million as of December 31, 2001) for start-up and expansion costs.

        The following table shows the changes in intangible fixed assets during 2002.

Changes in intangible fixed assets during the year (Table 4.2 B.I.)

(€/mil)
A. Opening balance as of January 1, 2002	367

B. Increases	373
B1. purchases	242
B2. writebacks	—
B3. revaluations	—
B4. other changes	131

C. Decreases	334
C1. sales	1
C2. adjustments
(a) amortization	260
(b) long-term writedowns	16
C3. other changes	57

D. Closing balance as of December 31,2002	406

E. Total revaluations	—
F. Total adjustments	1,019
(a) accumulated amortization	994
(b) long-term writedowns	25

        The following table shows the changes in intangible fixed assets during 2001.

Changes in intangible fixed assets during the year (Table 4.2 B.I.)

(€/mil)
A. Opening balance as of January 1, 2001	359

B. Increases	281
B1. purchases	216
B2. writebacks	—
B3. revaluations	—
B4. other changes	65

C. Decreases	273
C1. sales	7
C2. adjustments
(a) amortization	200
(b) long-term writedowns	8
C3. other changes	58

D. Closing balance as of December 31, 2001	367

E. Total revaluations	—
F. Total adjustments	677
(a) accumulated amortization	669
(b) long-term writedowns	8

        The cost incurred by the Group for the introduction of the Euro totals €99 million as of December 31, 2001. Of this amount, €28 million was written off in 2001 and €15 million is still to be amortized in future years.

(16)    OTHER ASSETS

        Consolidated asset captions 90, 100, 150 and 160, not commented upon previously, comprise the following:

	12/31/02	12/31/01
	(€/mil)
Goodwiil arising on consolidation (caption 90)	842	838
Goodwill arising on application of the equity method (caption 100)	188	215
Other assets (caption 150)	20,494	18,585
Accrued income and prepaid expenses (caption 160)	2,852	2,191

Total	24,376	21,829

Other assets (caption 150)

Analysis of caption 150 "Other assets" (Table 5.1 B.I.)

	12/31/02	12/31/01
	(€/mil)
Valuation of derivatives on interest rates and stockmarket indices	6,084	4,326
Effect of currency hedges, forex swap and cross-currency swap	1,012	2,292
Unprocessed transactions(*)	1,833	2,097
Deferred tax assets(**)	1,697	1,681
Tax collection accounts	1,379	1,531
Due from tax authorities:	2,212	1,319
—prepaid current year direct taxes	574	495
—tax credits relating to prior years	558	342
—taxes paid in advance on termination indemnities (Law 662/96)	79	70
—taxes withheld during the year	252	24
—other credits	749	388
Amounts in transit with branches and subsidiaries(*)	1,444	1,229
Banco di Napoli loans to be restored ex Law 588/96	580	840
Premiums paid on purchased options	1,066	526
Other items derivative contracts	341	271
Debt positions in FX to be settled	858	173
Checks and other instruments held	87	160
Banco di Napoli non-interest bearing deposits with the Bank of Italy	58	58
Net effect of translating funds from international agencies using current rates, with the exchange risk borne by third parties	31	46
Items relating to securities transactions	11	30
Transactions by foreign branches	8	20
Other	1,793	1,986

Total	20,494	18,585

(*)
The amounts were mostly settled at the beginning of the new financial year.

(**)
More details on deferred tax assets can be found in Note 18—"Provisions".

IMI Sir dispute

        Other assets include €1.3 million which refer to the estimated realizable value of a loan the title to which was definitively judged by the First Civil Section of the Supreme Court through sentence 2469/03, which confirmed, thereby justifying, sentence 2887 passed by the Rome Court of Appeal on September 11, 2001, by which Consorzio Bancario SIR S.p.A. in liquidation is liable to pay the Bank the sum of €506 million. Instead, the sentence passed by the Supreme Court sustained the reason for burden raised by Consorzio Sir, stating that Consorzio was not liable to pay the amount of interest matured on the loan from the date on which the appeal was served. The decision on whether or not the total amount owed to the Bank by Consorzio should be reduced by approximately €14.5 million was referred by Supreme Court to another section of the Rome Appeal Court: if the trial judge holds the claim amount unjustified, the sentence against the Consorzio to pay the sum of €506 million will be reduced accordingly.

        The same Supreme Court sentence passed final judgment on the right of Consorzio to be held harmless in respect of Mrs Battistella Primarosa (heir to Mr. Nino Rovelli) and of Eurovalori S.p.A..

        In respect of its rights and with the aim of defending its prospects of recovering the amount owed, the Bank, by virtue of agreements with Consorzio, has assumed from the latter its arguments against Mrs Battistella Primarosa, by taking appropriate defensive action.

        As in the previous year, for the purposes of preparing the financial statements, the book value of the loan subject to the Supreme Court sentence has been calculated in accordance with national and international accounting principles for contingent assets and revenue recognition, on the basis of its estimated realizable value. As a matter of fact, no events have taken place to date which would justify any form of adjustment to the valuation originally calculated for the purposes of the financial statements as of December 31, 2001.

        As far as taxation is concerned, it should be noted that on payment of taxes owed for the year 2001, in accordance with the directives of the Tax Authorities, the Bank treated as taxable income the gross income deriving from the sentence of the Court of Appeal of September 11, 2001, which has now become final (approximately €600 million, including interest matured to December 31, 2001). This treatment did not have a significant impact on the 2002 financial statements, since the greater amount of tax payable, approximately €213 million, has been offset against a deferred tax asset for the same amount, booked on the assumption that there is the likelihood of collection and/or definitive deduction of the gross taxable amount, where legal action is not fully or partially successful within a reasonable period of time.

Banco di Napoli loans to be restored ex Law 588/96

        This item, amounting to €580 million (€840 million as of December 31, 2001), represents the residual principal and interest of the interventions made by former Banco di Napoli to cover the liquidation deficit of Isveimer and the losses of Società per la Gestione di Attività S.p.A. (Sga). These interventions form part of the reorganization plan prepared, with the Bank of Italy's approval, on the basis of Law 588/96 containing urgent provisions for the recovery, reorganization and privatization of former Banco di Napoli. Furthermore, the same law establishes to hold the former Banco di Napoli harmless from the economic and financial consequences of the measures taken or to be taken using the mechanism provided by the Treasury Ministry Decree of September 27, 1974. Since December 31, 2002, following the merger by incorporation of Banco di Napoli into SANPAOLO IMI, the latter has, for all legal purposes, taken over from the Banco in the recovery mechanism.

        To summarize, the procedure applicable both to Isveimer and to Sga states that the Bank of Italy will grant extraordinary advances at a special low rate of interest (1%) to cover the losses of the subsidiaries concerned. Such advances must be invested in Government securities, so that the differential between the interest income on the securities purchased and the interest expense on the advances received can directly reduce the "loans to be restored" and the related interest accrued, based on the "minimum interest rate offered on the principal refinancing transactions".

        From an accounting point of view, the advances received from the Bank of Italy and the Government securities purchased are shown under the memorandum accounts, while the financial flows deriving from collection of coupons on such securities and from the payment of interest on the advances are, respectively, debited and credited directly to the "loans to be restored", thus allowing them to be gradually reduced. This accounting treatment has been authorized by the Bank of Italy as it places emphasis on the substance of the situation rather than the form, in accordance with Decree Law 87 of January 27, 1992.

        On December 27, 2002, the Bank of Italy granted Banco di Napoli four new advances to replace that expiring in December, for a total of €12,288 million, all to expire by the end of 2003.

        As of December 31, 2002, there are no accrued expenses maturing at year end.

        A summary of the circumstances relating to the investments in Isveimer S.p.A. and in Società per la gestione di attività S.p.A. is provided below.

The liquidation of Isveimer

        Isveimer S.p.A., a subsidiary of Banco di Napoli which financed industrial development in Southern Italy, was put in voluntary liquidation in 1996.

        In 1997, Banco di Napoli intervened to reduce the final liquidation deficit estimated to be €917 million. The cost of this intervention and the related interest were recovered in accordance with Law 588/96, as mentioned above, and the methods described in the aforementioned Treasury Decree of 1974.

        In fact, on the expiry of the advances granted by the Bank of Italy, the recovery process showed a balance in favor of the Central Bank of €58 million, lodged as a non interest-bearing deposit with the same Central Bank. This deposit is shown under "other assets" offset by "other liabilities".

Società per la Gestione di Attività (Sga)

        Società per la Gestione di Attività S.p.A. (Sga) was created in 1996 by transforming an existing subsidiary of Banco di Napoli for the purpose of taking over most of the bank's doubtful loans, as an onerous title and without recourse. Although Banco di Napoli owns the entire capital of the company, it does not exercise control having transferred the shares and the voting rights to the Treasury by way of a pledge.

        The transfer of doubtful loans to Sga began on January, 1 1997; at the same time, Banco di Napoli granted its subsidiary various interest-bearing lines of credit, essentially to finance the cost of the factoring agreement, as well as to cover the company's running costs. At the end of 2000, Banco di Napoli reached a settlement with Sga resolving a number of differences of interpretation and substance that had arisen between the parties; the cost of this settlement, €125 million, was deducted from the loans. As of 31 December 2002, loans to Sga totaled €1,285 million (€2,069 million as of December 31, 2001), of which €1,252 million granted for the measures provided by law 588/96 (a reduction of €789 million on December 31, 2001) and €33 million disbursed for the regular management of the company. The reduction in respect of the previous year is largely connected to the financial intervention in May 2002 to cover losses for €246 million registered by the subsidiary in the second half of 2001 and to that in October 2002 to cover the €285 million loss recorded in the first half of 2002. As with similar interventions, the amounts in question were deducted from loans granted to the subsidiary, included among customer loans and increasing loans to be restored, recorded to other assets, in accordance with Law 588/96.

        The following tables show details of the aforementioned restoration procedure for 2002, with comparative figures for 2001.

Advances received and securities purchased ex Law 588/96(*)

	12/31/02	12/31/01
	(€/mil)
Advances received from the Bank of Italy ex Law 588/96	12,288	15,402
Securities lodged in guarantee for advances ex Law 588/96 (nominal value)(**)	10,841	13,919
—securities purchased with advances received from the Bank of Italy	10,431	13,391
—securities of Banco di Napoli	410	528

(*)
The transactions are shown in the memorandum accounts as authorized by the Bank of Italy; the advances totaling €12,288 million granted on December 27, 2002 expire as follows: €270.4 million on March 1, 2003, €134 million on June 1, 2003; €2,578.6 million on December 22, 2003 and €9,304.8 million on December 27, 2003.

(**)
Securities placed as guarantee on the advance received from the Bank of Italy are included in the dealing portfolio, for €410 million (book value as of December 31, 2002).

Changes in the loans to be restored ex Law 588/96(*)

			12/31/02	12/31/01
			(€/mil)
a.	Opening balance		840	1,376
b.	Changes
	1.	Coverage of SGA's losses(**)	531	507
	2.	Interest income on the securities purchased with the funds advanced by the Bank of Italy	(953)	(1,226)
	3.	Interest expense on advances from the Bank of Italy	142	169
	4.	Interest accrued on the "Loans to be restored" account	20	46
	5.	Other changes(***)	—	(32)

Total			580	840

(*)
The statement of income only includes interest accrued on "Loans to be restored" account.

(**)
Of which €246.3 million refer to the loss incurred in the second half of 2001 settled in May 2002 and €284.8 million refer to the loss incurred in the first half of 2002 settled in October 2002

(***)
These refer to the assignment in 2001 by the Ministry of Economy and Finance of the net revenues deriving from the sale in 1997 of 60% of Banco's capital to BN Holding, established by INA and BNL, on the basis of the provisions of Law 588/96.

Financial flows maturing on the advances received from the Bank of Italy and on securities put up as guarantee ex Law 588/96(*)

	12/31/02	12/31/01
	(€/mil)
Interest accrued on advances(**)	—	(2)
Coupons falling due on securities purchased with advances received from the Bank of Italy	127	220

Total	127	218

(*)
The amounts refer to accruals for the respective years.

(**)
The financial flows from the advances, matured between December 27 and 31, 2002, totaling €1.4 million, were charged by Bank of Italy on December 31, therefore they are included in caption b.3 of the previous table.

Accrued income and prepaid expenses (caption 160)

Analysis of caption 160 "Accrued income and prepaid expenses" (Table 5.2 B.I.)

	12/31/02	12/31/01
	(€/mil)
Accrued income
—income from derivative contracts	843	744
—interest from loans to customers	597	627
—interest on securities	346	321
—bank interest	125	87
—other	152	92
Prepaid expenses
—commission on placement of securities and mortgage loans	276	169
—charges on derivative contracts	33	45
—discounts on bond issues	236	31
—other	244	75

Total	2,852	2,191

Other information

Distribution of subordinated assets (Table 5.4 B.I.)

	12/31/02	12/31/01
	(€/mil)
(a) Due from banks	55	40
(b) Loans to customers	68	9
(c) Bonds and other debt securities	189	194

Total	312	243

        Subordinated loans to banks and to customers refer mainly to Group companies. Subordinated bonds and other debt securities refer mainly to issues by prime banking institutions.

(17)    PAYABLES

        Detail of the total balance for the Group is provided below:

	12/31/02	12/31/01
	(€/mil)
Due to banks (caption 10)	24,456	27,922
Due to customers (caption 20)	85,280	65,845
Securities issued (caption 30)	51,561	40,839
Public funds administered (caption 40)	208	100

Total	161,505	134,706

Due to banks (caption 10)

        Deposits taken from banks are analyzed as follows:

	12/31/02	12/31/01
	(€/mil)
Due to central banks
—repurchase agreements and securities borrowed	842	1,275
—other deposits from the Italian Exchange Office	28	127
—other deposits from central banks	905	1,149
Due to banks
—deposits	9,603	14,105
—repurchase agreements and securities borrowed	2,802	4,061
—medium and long-term loans from international bodies	5,881	4,621
—current accounts	943	1,227
—other	3,452	1,357

Total	24,456	27,922

Details of "Due to banks" (Table 6.1 B.I.)

	12/31/02	12/31/01
	(€/mil)
(a) Repurchase agreements	3,534	5,221
(b) Securities borrowed	110	115

        Loans from international bodies include loans used by the Group to finance investment projects in industrial sectors and in public utility services.

Due to customers and securities issued (captions 20 and 30)

        Funds obtained from customers, comprising deposits from customers and securities issued, are detailed below:

	12/31/02	12/31/01
	(€/mil)
Due to customers
—current accounts	52,197	40,330
—repurchase agreements and securities borrowed	12,917	9,133
—savings deposits	18,116	13,394
—short-term payables relating to special management services carried out for the government	313	663
—other(*)	1,737	2,325
Securities issued
—bonds	39,447	27,695
—certificates of deposit	7,310	8,346
—bankers' drafts	648	651
—other securities	4,156	4,147

Total	136,841	106,684

(*)
Essentially comprises short positions on securities taken as part of stockbroking activities.

Details of "Due to customers" (Table 6.2 B.I.)

	12/31/02	12/31/01
	(€/mil)
(a) Repurchase agreements	12,779	9,009
(b) Securities borrowed	138	124

        There have been no issues of bonds convertible into shares of the Bank or other companies, or similar securities or bonus shares.

Public funds administered (caption 40)

        Public funds administered, provided by the State and other public agencies, are analyzed below:

	12/31/02	12/31/01
	(€/mil)
Funds provided by the State	151	42
Funds provided by regional public agencies	19	19
Other funds	38	39

Total	208	100
of which:
funds with risk borne by the government under Law 19 of 2/6/87	59	12

Other information relating to payables

        Information regarding the distribution of deposits by geographical area, type of currency and degree of liquidity is reported in note (22).

(18)    PROVISIONS

        The Group provisions are detailed below:

	12/31/02	12/31/01
	(€/mil)
Provisions for employee termination indemnities (caption 70)	961	734
Provision for risk and charges (caption 80)
—pensions and similar commitments (caption 80a)	343	43
—taxation (caption 80b)	670	901
—other (caption 80c)	1,768	1,527
Reserve for possible loan losses (caption 90)	71	41

Total	3,813	3,246

Provisions for employee termination indemnities (caption 70)

        The following table shows changes in the reserve for termination indemnities during 2002.

(€/mil)
Opening balance—January 1, 2002	734

Increases
—provisions	104
—employment contract acquisition	1
—other changes	222

Decreases
—advances allowed under Law 297/82	19
—indemnities to employees leaving the Group	67
—transfers	1
—other changes	13

Closing balance—December 31, 2002	961

        The increases in other changes refer mainly to the contribution of the former Cardine Group (€221 million as of December 31, 2001).

        The following table shows changes in the reserve for termination indemnities during 2001.

(€/mil)
Opening balance—January 1, 2001	743

Increases
—provisions	73
—employment contract acquisition	—
—other changes	—

Decreases
—advances allowed under Law 297/82	7
—indemnities to employees leaving the Group	64
—transfers	—
—other changes(*)	11

Closing balance—December 31, 2001	734

(*)
This refers mainly to the exclusion from the line-by-line consolidation of SIM BancoNapoli & Fumagalli Soldan S.p.A. and Datitalia S.p.A.

Provisions for risks and charges (caption 80)

Pensions and similar commitments (caption 80.a)

        The following table shows changes in the reserve for pensions and similar commitments during 2002.

(€/mil)
Opening balance—January 1, 2002	43

Increases
—provisions	24
—other	305

Decreases
—utilisations	27
—other	2

Closing balance—December 31, 2002	343

        As of December 31, 2002, this reserve is made up of €41 million from the Parent Bank to cover charges in relation to the integration of the pension paid to former IMI S.p.A. staff (€43 million as of December 31, 2001) and of €302 million from companies of the former Cardine Group (€300 million as of December 31, 2001 shown under "Increases—other").

        The following table shows changes in the reserve for pensions and similar commitments during 2001

(€/mil)
Opening balance—January 1, 2001	1,128

Increases
—provisions(1)	29
—other(2)	5

Decreases
—utilisations	47
—other(3)	1,072

Closing balance—December 31, 2001	43

(1)
This includes for €26 million Banco di Napoli's provision relating to the period preceding the transfer of the balance to the provision for supplementary pension fund of its personnel.

(2)
This amount refers to Banco di Napoli and concerns a reclassification from the provision for other personnel charges.

(3)
This refers to the balance of Banco di Napoli's provision being transferred during the year to entity called "Fondo per la previdenza complementare dei dipendenti del Banco di Napoli" (Banco di Napoli Staff Pension Fund).

        As of December 31, 2001, this provision refers entirely to funds provided by the Parent Bank to cover supplementary pension liabilities for former IMI S.p.A. personnel already in retirement. The adequacy of the technical reserves of the fund, which can be considered an "internal" pension fund, is calculated annually based on the valuations of an independent professional actuary. After the provision of €3 million charged to the year by the Parent Bank, the technical reserves seem adequate to cover the estimated commitments.

Taxation (caption 80.b)

        The following table shows changes in the reserve for taxation during 2002.

Changes in the reserve for taxation during the year 2002

	Current tax liabilities	Deferred tax liabilities	Total
	(€/mil)
Opening balance—January 1, 2002	630	271	901

Increases
—provisions for current income taxes	897	143	1,040
—other changes	337	44	381

Decreases
—payment of income taxes	1,274	136	1,410
—other changes	56	186	242

Closing balance—December 31, 2002	534	136	670

        The taxation reserve is to cover current income taxes and actual and potential fiscal disputes (€534 million), including local taxes payable by foreign branches, as well as deferred taxes (€136 million).

        As regards fiscal disputes, it should be noted that the subsidiary Fideuram Vita is in dispute with the tax authorities regarding the years from 1985 to 1987. The years 1988, 1989 and 1990 have been settled thanks to the favorable verdict pronounced by the Regional Tax Commission regarding disputed items in those years. The verdict was deposited on July 27, 2000 and the tax authorities did not appeal against it before the legal deadline.

        Regarding the years 1985, 1986 and 1987, the company obtained a favorable judgement in the first degree, but substantially unfavorable decisions in the subsequent two degrees. However, Fideuram Vita has appealed to the Supreme Court, as it is still confident that the case can be won. If, on the other hand, the current adverse trend is confirmed, the potential liability for the company would be minimal, but would however become significant (albeit covered by existing reserves) if subsequent open years (from 1997 onwards) were also contested for the same reason. Based on expert opinions, and taking into account the positive evolution of the dispute and the fact that the case involves a practice that is universally applied by the whole of the insurance industry, the subsidiary has not made any specific provision for this risk.

        Furthermore, in December 2002, the subsidiary Sanpaolo Life Ltd received notification of a dispute issued by the Tax Police in respect of a tax audit at the Banca Sanpaolo Invest S.p.A.

        With respect to the Sanpaolo Life products promoted by Banca Sanpaolo Invest and by other SANPAOLOIMI Group distribution channels on behalf of the insurance broker with which Life has a distribution agreement, the Tax Police claim that Sanpaolo Life is effectively a fixed business in Italy and therefore applicable to taxation on its products.

        On the basis of a detailed review performed with the assistance of Group tax experts and qualified external consultants, it has been confirmed that the business model is consistent with the liberal system of supplying services in Italy and therefore the motives for the dispute claimed by the Tax Police are founded.

        For this purpose no accruals have been made to cover the potential liability arising from the notice, as they cannot be calculated with sufficient reliability since the tax authorities have not yet made any appraisal of the situation.

        Deferred tax assets and liabilities recorded in the consolidated financial statements relate to timing differences between the accounting and fiscal value of assets and liabilities accrued in 2001 and in prior years for which it is deemed likely that a tax liability will be incurred in the future (in the case of deferred tax liabilities) or which will most likely be recovered (in the case of deferred tax assets). Deferred taxation has been calculated by each Group company and also on consolidation in respect of the tax effect of specific consolidation entries. The tax effect relating to provisional differences of each Group subsidiary has been calculated applying different tax rates according to the respective country of residence.

        The following table shows changes in the reserve for taxation during 2001.

Changes in the reserve for taxation during the year 2001

	Current tax liabilities	Deferred tax liabilities	Total
		(€/mil)
Opening balance—January 1, 2001	996	234	1,230

Increases
—provisions for income taxes	345	93	438
—transfer from the reserve for deferred taxation	48	—	48
—other changes(*)	10	8	18

Decreases
—payment of income taxes	720	—	720
—transfer to current taxes	—	48	48
—other changes	49	16	65

Closing balance—December 31, 2001	630	271	901

(*)
Other changes include exchange adjustments to reserves denominated in currencies other than the Euro.

        The taxation reserve is to cover current income taxes and actual and potential fiscal disputes (€630 million), including local taxes payable by foreign branches, as well as deferred taxes (€271 million).

        The following tables about deferred tax liabilities and deferred tax assets are available for the year 2002 and 2001.

Detail of deferred tax liabilities

	12/31/02	12/31/01
	(€/mil)
Deferred tax liabilities charged to the statement of income:	112	121
—on the earnings of subsidiary companies	13	7
—other	99	114
Deferred tax liabilities charged to shareholders' equity:	24	150
—on Parent Bank reserves:	13	139
Reserve for general banking risks	—	110
Other reserves—Reserves ex Law 169/83	4	4
Other reserves—Reserves ex Legislative Decree 213/98	9	25
—on reserves of other subsidiaries	11	11

Total	136	271

Changes in deferred tax liabilities charged to the statement of income

        The following table shows changes in deferred tax liabilities charged to the statement of income during 2002.

Changes in deferred tax liabilities (Bank of Italy instructions dated 08/03/99)

(€/mil)
1. Opening balance—January 1, 2002	121

2. Increases
2.1 Deferred tax liabilities arising during the year	143
2.2 Other increases	44

3. Decreases
3.1 Deferred tax liabilities reversing during the year	26
3.2 Other decreases	33

4. Closing balance—December 31, 2002(*)	249

(*)
Where applicable, this refers to the total deferred taxation before compensation with the assets for advance taxation.

Compensation between deferred tax liabilities and deferred tax assets during 2002

(€/mil)
Deferred tax liabilities before compensation	249
Compensation with deferred tax assets	137
Deferred tax liabilities, net(*)	112

(*)
This refers to the total of caption 80.b of the Balance Sheet, Taxation.

        The following table shows changes in deferred tax liabilities charged to the statement of income during 2001.

Changes in deferred tax liabilities (Bank of Italy instructions dated 08/03/99)

(€/mil)
1. Opening balance—January 1, 2001	81

2. Increases
2.1 Deferred tax liabilities arising during the year	93
2.2 Other increases	7

3. Decreases
3.1 Deferred tax liabilities reversing during the year	44
3.2 Other decreases	16

4. Closing balance—December 31, 2001	121

        "Deferred tax liabilities arising during the year" relate principally to:

  •
  deferred taxes of the Parent Bank on dividends booked in accordance with the new principle of accruing the extra amounts compared with the tax credits recognized on the dividends themselves (€21 million). This difference is equal to the estimated portion of the limited tax credits on dividends from Italian companies that is considered unrecoverable, as well as the deferred taxes on foreign dividends;

  •
  provisions relating to net deferred taxes on capital gains taxable in more than one year (€44 million);

  •
  deferred taxes relating to provisions recorded solely for fiscal purposes by subsidiaries and reversed in the consolidated financial statements (€21 million).

Changes in deferred tax liabilities charged to shareholders' equity

        The following table shows changes in deferred tax liabilities charged to shareholders' equity during 2002.

Changes in deferred tax liabilities (Bank of Italy instructions dated 08/03/99)

(€/mil)
1. Opening balance—January 1, 2002	150

2. Increases
2.1 Deferred tax liabilities arising during the year	—
2.2 Other increases	—

3. Decreases
3.1 Deferred tax liabilities reversing during the year	110
3.2 Other decreases	16

4. Closing balance—December 31, 2002	24

        "Deferred taxation liabilities reversing during the year" refer to the Parent Bank in respect of:

  •
  the write-off of the deferred tax reserve relating to the Reserve for General Banking Risks, after the latter reserve had been fully utilized and charged to the statement of income;

  •
  the utilization of the deferred tax reserve in respect of the reserve ex Decree 213/98.

        The following table shows changes in deferred tax liabilities charged to shareholders' equity during 2001.

Changes in deferred tax liabilities (Bank of Italy instructions dated 08/03/99)

(€/mil)
1. Opening balance—January 1, 2001	153

2. Increases
2.1 Deferred tax liabilities arising during the year	—
2.2 Other increases	1

3. Decreases
3.1 Deferred tax liabilities reversing during the year	4
3.2 Other decreases	—

4. Closing balance—December 31, 2001	150

        "Deferred tax liabilities reversing during the year" relate to the utilization by the Parent Bank of the reserve for deferred taxation on the reserve for general banking risks to cover loan losses incurred during the year, but which are not immediately deductible for tax purposes.

Detail of deferred tax assets

	12/31/02	12/31/01
	(€/mil)
Deferred tax assets credited to the statement of income:	1,447	1,681
—adjustments to loans	401	436
—provisions for future charges	563	472
—adjustments to the value of securities, equity investments and property	163	551
—tax losses to be carried forward	100	191
—other	220	31
Deferred tax assets with contra-entry in shareholders' equity	250	—
—deferred tax asset generated by the merger with Banco di Napoli	250	—

Total	1,697	1,681

Changes in deferred tax assets credited to the statement of income

        The following table shows changes in deferred tax assets credited to the statement of income during 2002.

Changes in deferred tax assets (Bank of Italy instructions dated 08/03/99)

(€/mil)
1. Opening balance—January 1, 2002	1,681

2. Increases
2.1 Deferred tax assets arising during the year	503
2.2 Other increases	458

3. Decreases
3.1 Deferred tax assets reversing during the year	1,005
3.2 Other decreases	53

4. Closing balance—December 31, 2002(*)	1,584

(*)
Where applicable, this refers to the total deferred tax assets before compensation with the deferred tax liabilities.

Compensation between deferred tax assets and deferred tax liabilities

(€/mil)
Deferred tax assets before compensation	1,584
Compensation with deferred tax liabilities	137
Deferred tax assets, net(*)	1,447

(*)
This refers to the total of caption 150.b of the Balance Sheet, Other assets.

        "Other increases" essentially includes:

  •
  the balance of the former Cardine Group deferred tax assets as of 1/1/2002 (€177 million);

  •
  the effect of such compensation between deferred tax assets and liabilities, carried out in prior years in the presence of adequate assumptions (€26 million);

  •
  advance taxation recorded by the Parent Bank in respect of higher income taxes relating to the IMI-SIR sentence (€213 million);

  •
  the change in tax rate by the Parent Bank in respect of deductible provisional differences for the former Banco di Napoli (€25 million).

"Other decreases" refer mainly to the Parent Bank in respect of the tax charge for the year 2001 and to the adjustment to tax rates and deductible provisional differences applicable to SANPAOLO IMI (reduction in the Corporate Income Tax rate introduced in the tax legislation).

        The following table shows changes in deferred tax assets credited to the statement of income during 2001.

Changes in deferred tax assets (Bank of Italy instructions dated 08/03/99)

(€/mil)
1. Opening balance—January 1, 2001	1,270

2. Increases
2.1 Deferred tax assets arising during the year	843
2.2 Other increases	—

3. Decreases
3.1 Deferred tax assets reversing during the year	414
3.2 Other decreases(*)	18

4. Closing balance—December 31, 2001	1,681

(*)
Other decreases include changes due to estimates of future tax rates, often due to amendments to tax regulations introduced during the year, which, among other things, froze as of June 30, 2001 the calculations based on the Dual Income Tax (DIT) mechanism.

Changes in deferred tax assets credited in net shareholders' equity

        During 2002 tax benefits for €250 million were booked for the first time in respect of funds concerning the deferred tax asset generated by the merger of Banco di Napoli into SANPAOLO IMI and in relation to the quota of goodwill on Banco di Napoli, credited in 2000 to offset pre-existing negative differences at first consolidation.

Information pursuant to Consob Communication 1011405 dated February 15, 2001

Tax benefits under Decree. 153 dated 5/17/99 (Ciampi Law)

        Law Decree 153 dated May 17, 1999—known as the "Ciampi Law"—introduced tax instruments in respect of restructuring operations on banks and, among others, set a reduced tax rate for bank or banking group concentration transactions of 12.50% on profits destined to a special reserve to be composed of the maximum amount, to be broken down on a straight-line basis over five years, at 1.2% of the difference between the receivables and payables of all the banks that took part in the transaction and the aggregate of the major bank participating in the transaction.

        Through a statement dated December 11, 2001, the European Commission declared that the tax benefits under the "Ciampi Law" were incompatible with Community principles. In arrangement with the Italian Government who, in February 2002, filed an appeal against the European Court of Justice, ABI (the Italian Bankers Association) and the banks concerned, including SANPAOLO IMI, petitioned the High Court of Luxembourg to cancel the decision of the European Commission. The dispute is still pending and the parties involved are waiting for the Court to decide on whether to suspend the petition of the banks, whilst awaiting the sentence on that brought by the Italian Government, or to declare that it is incompetent and allow the banks to proceed with their petition before the Court of Justice, thus taking up the same arguments as those upheld by the Italian Government.

        SANPAOLO IMI and the banks merged with the Cardine Group have benefited from the provisions and other minor facilities of the "Ciampi Law" in respect of the years 1998, 1999 and 2000; these benefits have been prudently accrued to the tax reserve. The law in question was suspended with effect from year 2001, through decree law 63 of April 15, 2002 (subsequently converted into Law 112 on June 15, 2002). In the meantime, commencing from the last financial year, current income taxes and deferred taxes have been determined without taking into account the benefits in question.

        Furthermore, through decree law 282 of December 24, 2002 (subsequently modified and converted into Law 27 on February 21, 2003), the Government implemented the decision of the Commission whereby it enforced the recovery of the relief granted and made available to the banks: this urgent measure provided for the payment, not later than December 31, 2002, of all amounts corresponding to the tax relief enjoyed by the "Ciampi Law".

        On December 31, 2002, the Parent Bank paid €200 million, which corresponds to the lower tax liabilities already paid in by the Bank and the merged banks and includes interest at an annual rate of 5.5%, which is substantially in line with the full amount to be reimbursed, apart from some minor adjustments. Merely for precautionary measures, reservations in respect of the petitions brought before the Court of First Instance of the European Community were expressed to the Treasury, being the recipient.

        As far as the effect on the financial statements is concerned, considering that the recovery of the tax relief has been applied in the presence of disputes brought against the European Commission by the Italian Government and the banks concerned and that in any case the amount paid cannot be considered definitive, such amounts have been recorded to other assets and wholly offset by accruals to the tax reserve. The amount paid has not affected the Parent Bank's statement of income other than the interest payable in 2002 (approximately €10 million).

Provisions for risks and charges—Other provisions (caption 80.c)

        The following table shows changes in caption 80.c "Provisions for risks and charges—Other provisions" during 2002.

Analysis of caption 80.c "Provisions for risks and charges—Other provisions" (table 7.3 B.I.)

	Guarantees and commitments		Other risks and charges		Other personnel charges		Total
	(€/mil)
Opening balance—January 1, 2002	63		1,016		448		1,527

Increases
—provisions	86		265		54		405
—reclassification	—		—		242	(2)	242
—other	25	(1)	138	(1)	81	(1)	244

Decreases
—revaluation of guarantees	18		—		—		18
—coverage of charges deriving from legal disputes and other	—		33		—		33
—utilized to cover long-service bonuses to employees, other indemnities and surplus	—		—		248		248
—reclassification	—		242	(2)	—		242
—other	12		83		14		109

Closing balance—December 31, 2002	144		1,061		563		1,768

(1)
Including the balance of the former Cardine Group and Banka Koper as of 1/1/2002.

(2)
This caption refers to the reclassification of a portion of "Provisions for risks and charges" from the former Banco di Napoli to "reserve for other personnel costs" made on the merger by incorporation into SANPAOLO IMI S.p.A., in order to reorganize the accounting books.

        Provisions for "guarantees and commitments", for €144 million, cover expected losses in respect of guarantees and, more generally, the contingencies associated with the Group's guarantees and commitments.

        Provisions for "other risks and charges" amounting to €1,061 million, include:

  •
  €735 million from the Parent Bank, of which:

  •
  €167 million, provisions against potential charges deriving from the possible renegotiation of mortgage loans to a specific reserve calculated on the basis of the parameters that are currently available;

  •
  €380 million to cover estimated losses on legal disputes and, more specifically, on claims from bankruptcy liquidators;

  •
  €188 million to cover both potential charges relating to guarantees given on the sale of equity investments and other extraordinary transactions, as well as other potential liabilities;

  •
  bank networks of the Cardine Finanziaria Group for €55 million;

  •
  the tax collection services of the Group (€24 million) to cover specific risks in the sector and restructuring charges;

  •
  other subsidiaries for €247 million, mainly due to risks, also of a commercial or operational nature, connected with the distribution of and dealing in financial products.

        Provisions for "other personnel costs", of €563 million, include:

  •
  €506 million from the Parent Bank, of which:

  •
  €263 million provisions made by the former Banco di Napoli for staff leaving incentives;

  •
  €118 million relating to provisions made, on the basis of independent actuarial appraisals, to cover the technical deficit of the Supplementary Pension Fund of the Parent Bank, an independent entity, which integrates the compulsory pension fund;

  •
  €51 million accrued against potential liabilities deriving mainly from employee bonuses and incentives, the payment of which is at the discretion of the Parent Bank and also against stock incentive plans in favor of employees;

  •
  €45 million provisions made by the former Banco di Napoli for supplementary pensions;

  •
  €17 million provisions to the technical reserve, determined on the basis of mathematical and actuarial criteria, needed to cover long-service bonuses to employees;

  •
  €12 million provisions made to the technical reserve—Law 336/70, to cover accidents to staff and other minor potential liabilities;

  •
  other subsidiaries for €57 million, of which €36 million refer to bank networks of the Cardine Finanziaria Group.

        The following table shows changes in caption 80.c "Provisions for risks and charges—Other provisions" during 2001.

Analysis of caption 80.c "Provisions for risks and charges—Other provisions" (table 7.3 B.I.)

	Guarantees and commitments	Other risks and charges		Other personnel charges		Total
		(€/mil)
Opening balance—January 1, 2001	52	1,118	(1)	295	(1)	1,465

Increases
—provisions	14	113		215	(2)	342
—other	—	10		23	(3)	33
Decreases
—revaluation of guarantees	2	—		—		2
—coverage of charges deriving from legal disputes and other	—	59		4		63
—used to cover long-service bonuses and other payments	—	—		32		32
—other	1	166		49	(4)	216

Closing balance—December 31, 2001	63	1,016		448		1,527

(1)
With respect to figures as of December 31, 2000 a reclassification of €36 million from the "provision for other risks and charges" to the "provision for other personnel charges" has been made based on a better specification of the type of risk.

(2)
This caption mainly reflects provisions made by the Parent Bank (€49 million) and by Banco di Napoli (€163 million). The provision by Banco di Napoli includes (€114 million) the posting, classified among extraordinary expenses, taken against an updated revision of the total estimate for risks and charges which could arise at Banco di Napoli concerning supplementary pensions. The updated revision of the amount of the potential charges provided for has been determined by Banco di Napoli in the light of available information, the complicated legal situation and the procedures which may be adopted. The provision concerned is made against the probability of confirmation of negative events connected to the guarantee extended by the Banco to the supplementary pension Fund against possible resources required, possible compensation amounts to be made when the charges of the Banco for personnel in pension after January 1, 1999 are determined (in addition to the amounts set aside in previous years) and, finally, the sentence of the Court of Cassazione in July 2001 concerning the disputs, in course in previous years, which originated from the amendment, after Decree 503/1992.

(3)
The other changes, made solely by the Parent Bank, relate to the reclassification to the provision for risks and charges of possible liabilities for staff bonuses (€17 million), for self-insurance of accidents to the staff (€1 million) and for other potential charges that could arise in the future (€5 million).

(4)
The other decreases include €24 million for the supplementary pensions of the personnel transferred during the year to the Banco di Napoli Staff Pension Fund.

        Provisions for guarantees and commitments, €63 million, cover expected losses in respect of guarantees and, more generally, the contingencies associated with the Group's guarantees and commitments.

        Other provisions for risks and charges amounting to €1,016 million include:

  •
  the Parent Bank for:

  •
  €117 million of possible charges in connection with the renegotiation of mortgage loans, by way of a specific provision calculated on the basis of the parameters currently available;

  •
  €163 million of provisions against estimated losses on legal disputes and, more specifically, on claims from bankruptcy liquidators. They also cover possible charges in connection with guarantees given on the sale of equity investments, and those connected with the commitment to support the Interbank Deposit Guarantee Fund and with other potential liabilities;

  •
  Banco di Napoli for:

  •
  €330 million relating to the bank reorganization;

  •
  €184 million of provisions against estimated losses on legal disputes and, more specifically, on claims from bankruptcy liquidators;

  •
  €19 million, for potential charges deriving from the possible renegotiation of mortgage loans as a specific provision, as well as to strengthen other provisions against possible losses, in particular charges which could arise following the dispute for the renegotiation of interest rates and conditions on mortgages according to the recent instructions issued on these matters;

  •
  €46 million of other expenses;

  •
  other subsidiaries for €157 million, mainly due to risks, also of a commercial or operational nature, connected with the distribution of financial products.

        The provision for other personnel charges, €448 million, includes:

  •
  the Parent Bank for:

  •
  €112 million relating to provisions made by the Parent Bank, on the basis of independent actuarial appraisals, to cover the technical deficit of its supplementary pension fund, an independent entity, which integrates the compulsory pension fund;

  •
  €25 million for staff bonuses authorized by the Board of Directors, including the discretionary portions of the productivity bonus;

  •
  €16 million provided to the technical reserves, determined on the basis of mathematical and actuarial criteria, designed to cover long-service bonuses to the Bank's employees;

  •
  € 17 million of other provisions made for personnel provisions by the Parent Bank, in favor of personnel (€7 million), leaving incentives (€9 million) and possible contributions for personnel taken on as the result of a merger (€1 million);

  •
  Banco di Napoli for:

  •
  €145 million relating to charges and provisions to supplementary pensions;

  •
  €80 million referring to work disputes;

  •
  €25 million referring to bonuses for employees;

  •
  €16 million of other contractual charges;

  •
  €12 million of provisions of other subsidiaries.

Information as per Consob Communication 1011405 of February 15, 2001.

Low-interest mortgage loans

        Law 133/99, implemented with Ministerial Decree 110/2000 (against which an appeal was presented before the administrative court), forces banks to review the interest rates applied to mortgages issued with charges to be borne in full or partially by the public sector, upon receipt of a request to such effect by borrowers or by the body issuing the borrowing facilities.

        As no "threshold rate" is set for low-interest mortgages, subsection 62 of art. 145 of Law 388 dated December 23, 2000 (Budget Law 2001) clarifies that the renegotiation rate is to be considered as "the average global rate for building mortgage loans being amortized", assigning the individuation of the transactions within which to carry out the observations to determine the renegotiation rate to a subsequent regulation. To this end, with the Decree dated April 4, 2001, the Treasury set up the new consistent category of low-interest loans being amortized and the Bank of Italy issued the correlated methodological notes for the observation of average rates for the sector concerned to the whole system.

        The observation activity was concluded some time ago, but the regulation has still to be completed with the issue of a Ministerial Decree to establish the renegotiation rate. Subsection 2-sexies of article 3 of Law 265 dated November 22, 2002 (converted from Law Decree 209 dated September 24, 2002) has established March 31, 2003 as the date by which such provision must be adopted, in application of that stated in subsection 62 of article 145 of Law 388/2000.

        While the Bank reserves the right to evaluate whether or not to continue the appeals, which were disregarded in the first degree by the Lazio Regional Administration Court, through Ministerial Decree 110/2000, the potential charge deriving from the renegotiation has been determined on the basis of prudent criteria, at €189 million (€162 million refer to the Parent Bank), of which €149 million refer to the period July 1, 1999 to December 31, 2001 (€127 million for the Parent Bank) and €40 million refer to the year 2002 (€35 million for the Parent Bank) and is covered sufficiently by specific accruals to provisions for other risks and charges. In the years following 2002, the negative impacts on the statement of income will be gradually reduced because of the expiry of current mortgage loans.

Low-interest agricultural mortgage loans

        The provisions of art. 128 of Law 388/2000 (Budget Law 2001) have introduced the faculty for borrowers to renegotiate the loan installments still to expire at current, more favorable rates fixed for low-interest transactions. Renegotiation is subject to an implementation Ministerial Decree which has still not been issued, but which must be adopted, even in this case, by March 31, 2003, as per the aforementioned provision introduced by aforementioned subsection 2-sexies of art. 3 of Law 265 dated November 22, 2002 (converted from Law Decree 209 dated September 24, 2002). Considering the precise reference to the "loan installments still to expire" contained in Law 388/2000 and the consequent possibility to activate renegotiation exclusively for the future, no provisions have been made.

Fixed-rate unsubsidized mortgage loans (usury)

        In compliance with the provisions of Law 24/2001, (converted from Decree Law 394/2000, containing the authentic interpretation of Law 108/1996) and with the subsequent Constitutional Court Sentence 29 dated 02/25/2002, SANPAOLO IMI concluded adjusting all mortgages covered by these provisions to the "replacement" rate of 9.96%. An interest rate of 8% was applied instead for those borrowers who presented self-certification declaring their right to such reduction (the original capital of the loan not being more than 150 million Italian Lira, granted to first-time buyers of non-luxury homes).

        The provisions for other risks and charges still include a residual accrual of €5 million (wholly referring to the Parent Bank) to cover further requests to reduce interest rates to 8% not yet received or not yet documented by borrowers possessing the legal requirements to benefit from such rates.

Anatocism (interest on interest)

        In March 1999, the Supreme Court declared quarterly capitalization of interest payable to be illegitimate, thereby completely changing the previous law. This decision was based on the assumption that the relevant clauses in bank contracts do not integrate "regulatory" use as believed in the past, but rather "trading", which is not suitable for conforming to the prohibition of anatocism in compliance with art. 1283 of the Italian Civil Code.

        After the reversal by the Supreme Court, Decree Law 342/99 was enacted, confirming the legality of capitalization of interest in current account contracts if it is applied over the same period as that for calculating interest payable and receivable: the Credit and Savings Interdepartmental Committee was assigned to determine the methods of such calculation and from April 22, 2000, the date on which the Committee's instructions became effective, all current accounts were adjusted applying quarterly capitalization to interest receivable and payable.

        Therefore, since April 2000, capitalization of half-yearly interest is considered legitimate and the dispute on this matter refers only to those contracts signed before that date: it should be noted that, despite the fact that the Supreme court has repeatedly confirmed the invalidity of the capitalization clauses, many judges of merit have distanced themselves from the sentence, continuing to consider it legitimate, thus the jurisprudence is still being debated.

        As of December 31, 2002, the trend in the dispute shows a slight increase and is subject to careful monitoring: the numeric increase on the previous year is mainly because of the integration of the former Banco di Napoli and the problems relating to disputes following the merger with SANPAOLO IMI. The risks relating to the disputes in question correspond to the prudent accruals made to the Provisions for Other Risks and Charges which are proportionate to the total of each legal request. Where the introductory measures do not quantify the demand and until an accounting opinion has been expressed on the issue, the risk involved is covered by an accrual of €35 million destined to hedge disputes of an undetermined amount and of an uncertain outcome.

Reserve for possible loan losses (caption 90)

        This caption reflects provisions made by certain subsidiaries to cover lending risks—including risks deriving from derivatives transactions; these risks are only potential, therefore the reserve is not set off against asset balances.

        Changes in the reserve for possible loan losses during 2002 and 2001 are analyzed below:

Changes during the year in "Reserve for possible loan losses" (table 7.2 B.I.)

(€/mil)
A. Opening balance—January 1, 2002	41

B. Increases
B1. provisions	27
B2. other changes	43

C. Decreases
C1. utilization	37
C2. other changes	3

D. Closing balance—December 31, 2002	71

Changes during the year in "Reserve for possible loan losses" (table 7.2 B.I.)

(€/mil)
A. Opening balance—January 1,2001	35

B. Increases
B1. provisions	11
B2. other changes	—

C. Decreases
C1. utilization	3
C2. other changes	2

D. Closing balance—December 31, 2001	41

(19)    CAPITAL, EQUITY RESERVES, RESERVE FOR GENERAL BANKING RISKS AND SUBORDINATED LIABILITIES

        This section comments on the following balance sheet captions:

	12/31/02	12/31/01
	(€/mil)
Shareholders' equity
—capital (caption 150)	5,144	3,932
—additional paid-in capital (caption 160)	708	22
—reserves (caption 170)
—legal reserve	1,029	793
—reserve for own shares	31	304
—other reserves	2,610	1,739
—revaluation reserves (caption 180)	18	9
—reserve for general banking risks (100)	14	356
—negative goodwill arising on consolidation (caption 120)	—	—
—negative goodwill arising on application of the equity method (130)	94	118
Total Group capital and reserves	9,648	7,273
—net income (caption 200)	889	1,203

Total Group shareholders' equity	10,537	8,476
Own shares (asset caption 140)	31	304
including: own shares held by the Parent Bank(*)	—	294
Minority interests (caption 140)	334	698
Subordinated liabilities (caption 110)	6,613	5,607

(*)
In the reclassified consolidated financial statements, the own shares of the Parent Bank have been adjusted using the consolidated equity method, while the remaining shares are included in the dealing securities portfolio.

Group shareholders' equity

Capital and equity reserves (liability captions 150, 160, 170 and 180)

        The capital, additional paid-in capital and the legal reserve coincide with the corresponding captions of the shareholders' equity of the Parent Bank. "Other reserves" includes the Parent Bank's remaining reserves and changes at Group level in the equity of the companies included in the consolidation. In particular, the Parent Bank net equity entries are coherent with the board resolutions made within the scope of the approval of the financial statements, at the extraordinary meeting for the increase in Legal reserve and at the ordinary meeting for the allocation of merger goodwill generated by the merger of Cardine Banca.

        As of December 31, 2002, "Share capital" amounts to €5,144,064,800 (€3,932,435,119.2 as of December 31, 2001) and is composed of 1,448,831,982 ordinary shares (€1,404,441,114 as of December 31, 2001) and 388,334,018 preference shares both with a nominal value of €2.8 each.

        In fact, the merger of Cardine Banca with SANPAOLO IMI, stipulated on May 24, 2002 and with legal effect as of June 1, 2002, involved the exchange of 267,821,000 shares in Cardine Banca against 480,738,695 shares in SANPAOLO IMI. The exchange was made by:

  •
  issuing 432,724,886 ordinary shares with a nominal unitary value of €2.8;

  •
  the use of 48,013,809 own shares held by SANPAOLO IMI as of June 1, 2002.

        As a result of the merger, Compagnia di Sanpaolo, Fondazione di Padova e Rovigo and Fondazione di Bologna availed themselves of the right, in accordance with Law 461/98 and Decree 153/99, to request conversion of the ordinary shares held by them into preference shares, for the part in excess of 15% of the total ordinary share capital held. As a consequence 388,334,018 ordinary shares were directly converted into preference shares at par.

        The "Reserve for own shares" has been set up by certain subsidiaries to cover the SANPAOLO IMI shares in portfolio and is offset against the balance sheet asset caption 140 "Own shares or quotas".

        The "Revaluation reserves" are lodged with certain Group companies following the revaluation of investments made in application of special laws.

Reserve for general banking risks (liability caption 100)

        After utilization in the year, as described in Note (28) the "Reserve for general banking risks" reflects the €14 million reserve accrued by certain subsidiaries.

Positive goodwill arising on consolidation (asset caption 90)

        The caption expresses line-by-line and proportional goodwill remaining after off-setting against negative goodwill on first time consolidation and amortization..

Analysis of caption 90 "Positive goodwill arising on consolidation"

	12/31/02	12/31/01
	(€/mil)
Banco di Napoli	727	764
Cardine Group	13	—
Banka Koper	72	—
Financiere Fideuram	18	69
Banque Privee Fideuram Wargny	3	3
SANPAOLO IMI Private Equity S.p.A.	9	—
SANPAOLO IMI Asset Management S.g.r.	—	1
Finconsumo Banca	—	1

Total	842	838

        Goodwill arising on consolidation of Banco di Napoli reflects the excess price paid with respect to its adjusted shareholders' equity, for the part not compensated by the negative goodwill arising on consolidation. Given the nature of the investment, amortization will be calculated over 10 years (see note (4)).

        Goodwill arising on consolidation of Banco di Napoli, net of the portion offset in 2000 on first-time consolidation against pre-existing negative goodwill, saw the following changes during 2002 and 2001:

Changes in goodwill arising on consolidation of Banco di Napoli

(€/mil)
A. Goodwill arisen as of January 1, 2002	764
B. Increases:	62
—Public Offer for saving shares	62
—Other purchases	—
C. Amortization	91
—of the residual goodwill arising on consolidation at the beginning of the year	85
—of increases for the year	6
D. Other decreases	8
—other(*)	8

E. Goodwill arising on consolidation as of December 31, 2002	727

(*)
This caption refers to the adjustment following in 2002 the sale of some Banco di Napoli branches.

(€/mil)
A. Goodwill arisen as of January 1, 2001	812
B. Increases:	38
—residual takeover bid for ordinary shares(*)	37
—Other purchases	1
C. Amortization	86
—of the residual goodwill arising on consolidation at the beginning of the year	82
—of increases for the year	4

D. Goodwill arising on consolidation as of December 31, 2001	764

(*)
The amount includes, for €6 million, the cost of the exercise of the right of purchase pursuant to art. 111 of Decree 58/98 (so-called "squeeze out").

        The first time consolidation of the former Cardine Group shareholdings revealed positive and negative goodwill differences on line-by-line consolidation and on net equity for, respectively, €314 million and €299 million. The positive differences have been allocated as follows:

  a)
  €299 million have been deducted from negative goodwill, using the faculty provided for by art. 32, subsection 4 of Decree 87/92, confirmed by subsection 5 of the same article, as well as the relevant application of the Bank of Italy instructions (provision dated July 30, 1992 and subsequent amendments);

  b)
  the remaining €15 million of assets in the consolidated balance sheet to be amortized over 10 years, given the nature of the investment. For the year 2002, amortization charged to the statement of income totaled €1.5 million.

        The goodwill arising on consolidation of Banka Koper reflects the higher price paid for the purchase of 62.10% of the company compared with the adjusted net equity of the same and is shown net of amortization in the statement of income for 2002 (€8 million).

        The adjustment to the positive consolidation differences of the French group Fideuram Wargny reflects, besides the ordinary amortization attributable to 2002, a writedown of €44 million made to take account of the downward trend in financial markets and of a more prudent evaluation of the prospects of future profit for the subsidiaries.

Negative goodwill arising on application of the equity method and on consolidation (liability captions 120 and 130)

        Liability captions 120 and 130 represent the negative differences arising on line-by-line consolidation and on application of the equity method after off-setting them against positive differences on first time consolidation.

        Details of the aforementioned off setting operations between negative and positive differences on first time consolidation are shown in the table below.

	12/31/02	12/31/01
	(€/mil)
Negative goodwill arising on first-time consolidation:
—line-by-line
—former IMI Group	952	952
—former Cardine Group	241	—
—using the equity method
—former IMI Group	75	75
—former Cardine Group	58	—

Total	1,326	1,027
Goodwill arising on first-time consolidation:
—line-by-line
—former Banco di Napoli Group	-854	-854
—former Cardine Group	-296	—
—using the equity method
—Cassa di Risparmio di Firenze	-173	-173
—former Cardine Group	-3	—

Total	-1,326	-1,027

        The balance of caption 130 "Negative goodwill arising on application of the equity method", for €94 million, represents the Group's interest in the increase in shareholder's equity of investments valued using the equity method and recorded after first time consolidation. The amount refers mainly to companies operating in the insurance sector.

Positive goodwill arising on application of the equity method (asset caption 100)

        This caption expresses positive differences in consolidation applying the equity method remaining after off-setting against negative goodwill on first time consolidation and amortization.

Analysis of caption 100 "Positive goodwill arising on application of the equity method"

	12/31/02	12/31/01
	(€/mil)
Cassa di Risparmio di Firenze	55	63
Cassa dei Risparmi di Forlì	108	121
Eptaventure	1	—
Aeffe	24	31

Total	188	215

        Goodwill arising from a line-by-line and proportional consolidation of companies (caption 90) and relating to Cassa di Risparmio di Firenze and Cassa dei Risparmi di Forlì is amortized over 10 years, given the strategic nature of these investments. The goodwill in the companies Aeffe and Eptaventure, purchased under private equity, is amortized over five years.

Own shares (asset caption 140)

        Treasury shares held in portfolio are represented by securities of the Parent Bank held by itself and by other Group companies.

        Transactions in treasury shares carried out by the Parent Bank in 2002 involved the individual portfolios in which these shares are classified according to their finalities.

        As regards the portfolio valued at cost, being related to shares considered as fixed and used to conclude strategic transactions, in 2002 SANPAOLO IMI purchased 33,652,015 shares (nominal value €94 million) for a total cost of €404 million. The treasury shares after these acquisitions, totaling 50,732,418 (€142 million nominal value), were exchanged with the shareholders of the former Cardine Banca (48,013,809 shares) and with the shareholders of the former Banco di Napoli (2,718,608 shares) within the scope of the respective merger operations; as of December 31, 2002 there remains one treasury share with a nominal value of €2.8 and a book value of €7.4. As of December 31, 2001, SANPAOLO IMI S.p.A. had 17,080,403 treasury shares in portfolio (total par value of €48 million) carried at a cost of €294 million (€17.2 per share with respect to an average price in the second half of 2001 of €12.55).

        With reference to the portfolio valued at fair value and held for share incentive or stock option plans, in 2002 the Bank implemented a share incentive plan in favor of employees, which assigned to those entitled and who applied, a number of treasury shares in relation to the bonus due to each employee. On the basis of applications received, in June the Bank purchased 1,926,023 shares (nominal value €5.4 million) for a cost of €19.3 million and assigned to employees 1,912,373 shares (nominal value €5.4 million) for a cost of €18.6 million. The remaining 13,650 shares, for a book value of approximately €137,000, were sold on the market at the beginning of July for approximately €135,000.

        As of December 31, 2002, subsidiaries held 4,940,750 SANPAOLO IMI S.p.A. shares for negotiation purposes and were therefore carried at a fair value of €31 million. As of December 31, 2001 815,564 SANPAOLO IMI S.p.A. shares were held in the portfolio of Banca IMI for dealing purposes shown at their fair value of €10 million.

Minority interests (liability caption 140)

        As of December 31, 2002, the portion of "Minority interests" amounting to €334 million (€698 million as of December 31, 2001) essentially relates to the quota attributable to minority shareholders in Banca Fideuram and Banca Popolare dell'Adriatico.

        A statement of changes in the consolidated shareholders' equity for the period is attached to these notes, together with a reconciliation of the Parent Bank's net income and shareholders' equity and the corresponding consolidated amounts.

Subordinated liabilities (caption 110)

Loan	Amount in the Financial Statements as of 12/31/02 (€/mil)	Amount in Original currency (million)	Interest rate		Issue date	Maturity date		Amount in the financial statements as of 12/31/01 (€/mil)
Preferred Securities in Euro	1,000	1,000	8.126	%(a)	11/10//00		(b)	1,000

Total innovative capital instruments (tier 1)	1,000							1,000

Notes in US dollars	158	165	floating		7/12/93	7/30/03		188
Notes in US dollars	85	89	floating		9/24/93	9/24/03		101
Notes in US dollars	90	94	floating		11/30/93	11/30/05		107
Notes in Canadian dollars	91	151	floating		11/10/93	11/10/03		107
Notes in Euro	356	362	floating		6/30/94	6/30/04		356
Notes in Euro	—	—	floating		12/30/96	1/20/02		27
Subordinated loan in Italian lire	13	25,000	5.10%		6/1/98	6/1/03		26
Subordinated loan in Italian lire	31	60,000	5.30%		1/1/98	1/1/03		62
Subordinated loan in Italian lire	29	56,000	floating		2/1/98	2/1/03		57
Subordinated loan in Euro	500	500	6.38%		4/6/00	4/6/10		500
Subordinated loan in Euro	350	350	floating		4/6/00	4/6/10		350
Subordinated loan in Euro	997	1,000	floating		9/27/00	9/27/10		1,000
Subordinated loan in Euro	300	300	5.55%		7/31/01	7/31/08		300
Subordinated loan in Euro	191	200	5.16%		10/2/01	10/2/08		200
Subordinated loan in Euro	499	500	floating		6/28/02	6/28/12		—
Subordinated loan in Euro	53	54	4.90	%(c)	7/15/02	7/15/12		—
Subordinated loan in Euro	147	147	4.32	%(d)	12/4/02	12/4/12		—
Subordinated loan in Euro	297	300	5.38%		12/13/02	12/13/12		—
Subordinated loan in US dollars	95	100	floating		9/15/93	9/15/03		113
Notes in Euro	148	150	5.75%		9/15/99	9/15/09		146
Notes in Italian lire	12	25,635	floating		10/15/93	10/15/03		25
Notes in Italian lire	6	12,650	floating		6/15/93	6/15/03		17
Subordinated loan in Italian lire	209	404,115	floating		6/30/97	8/1/04		—
Subordinated loan in Euro	199	200	floating		10/1/99	10/1/09		200
Subordinated loan in Euro	150	150	floating		10/12/99	10/12/09		106
Subordinated loan in Euro	8	8	floating		12/22/00	12/22/10		8
Subordinated loan in Euro	9	12	1.00%		4/27/01	4/27/06		—
Subordinated loan in Euro	1	1	floating		9/20/01	9/20/06		1
Total subordinated liabilities (Tier 2)	5,024							3,997

Subordinated loan in Euro	440	466	5.55%		10/3/00	4/3/03		460
Subordinated loan in Euro	149	150	floating		11/6/00	5/6/03		150

Total subordinated liabilities (Tier 3)	589							610

Total	6,613							5,607

(a)
The remuneration of the preferred securities is fixed at 8.126% up to November 10, 2010. After that date, a floating coupon will be paid at 12 months Euribor increased by 350 b.p.

(b)
The securities cannot be redeemed. Only SANPAOLO IMI has the right to redeem the Notes, totally or partially, and this right can be exercised after November 10, 2010.

(c)
Remuneration is paid on presentation of half-yearly coupons with a fixed rate of 2.45% for the first five years. Then, a floating coupon will be paid.

(d)
Remuneration is paid on presentation of half-yearly coupons with a fixed rate of 2.16% for the first five years. Then, a floating coupon will be paid.

        During the year, the Parent Bank issued new subordinated loans for €1,001 million in the form of Tier 2 subordinated loans to support the Group's investment initiative.

        It should be noted that subordinated liabilities not included in the calculation of regulatory capital amount to €676 million (€432 million as of December 31, 2001), excluding Tier 3 subordinated loans.

        Preferred Securities, which are attributable to Tier 1 capital, satisfy the following requirements:

  •
  the securities are not redeemable, the issuer's redemption right, if any, cannot be exercised during the first 10 years after issuance; redemption has to be authorized in advance by the Bank of Italy;

  •
  the contract provides for the possibility of suspending interest payments on the securities, even partially, if the Parent Company directly controlling the issuer did not distribute dividends during the previous year;

  •
  dividends cannot be accumulated in subsequent years;

  •
  in the event of the liquidation of SANPAOLO IMI, the holders of securities can only be reimbursed after all other subordinated and non-subordinated creditors have been paid.

        Contractually, subordinated loans included in Tier 2 may not be redeemed prior to maturity, nor converted into capital or any other type of liability. In particular, such contracts lay down that:

  •
  early redemption can only take place on the issuer's initiative and with Bank of Italy authorization;

  •
  the duration exceeds 5 years;

  •
  in the event that the issuer is put into liquidation, these subordinated loans can only be reimbursed once all other creditors, not similarly subordinated, have been satisfied.

        The Tier 3 subordinated loans, issued to cover market risk, meet the following conditions:

  •
  the original duration is not less than 2 years;

  •
  the payment of interest and principal is suspended if the capital requirements of SANPAOLO IMI should fall below 7% on an individual basis or 8% on a consolidated basis;

  •
  in the event that the issuer is put into liquidation, these subordinated loans can only be reimbursed once all other creditors, not similarly subordinated, have been satisfied.

Other information on subordinated liabilities

        See Note 22 for information regarding the distribution of subordinated liabilities by geographical area, type of currency and degree of liquidity.

Shareholders' equity for supervisory purposes

        In compliance with the instructions issued by the Bank of Italy in respect of transparent disclosure, the composition of regulatory capital and an analysis of the prudent supervisory requirements are given in the table below. The final estimates will be submitted to the Bank of Italy following approval of these financial statements:

Category/value	12/31/02	12/31/01
	(€/mil)
A. Shareholders' equity for supervisory purposes
A.1 Tier 1 capital	9,765	7,656
A.2 Tier 2 capital	4,406	3,552
A.3 Items to be deducted	(470)	(1,740)
A.4 Regulatory capital	13,701	9,468

B. Minimum regulatory requirements
B.1 Credit risk	9,886	7,771
B.2 Market risk	767	642
including:
—risks on dealing portfolio	756	595
—exchange risks	11	47
B.2.1 Tier 3 subordinated loans	589	610
B.3 Other minimum requirements	44	43
B.4 Total minimum requirements	10,697	8,456

C. Risk assets and capital adequacy-ratios
C.1 Risk-weighted assets(*)	133,713	105,700
C.2 Tier 1 capital/risk weighted assets	7.3%	7.2%
C.3 Regulatory capital/risk weighted assets(**)	10.7%	9.5%

(*)
Total minimum requirements multiplied by the recovery of the minimum compulsory ratio for credit risk (12.5).

(**)
On the basis of Bank of Italy letter no. 10155 dated August 3, 2001, in order to compute the Total Risk ratio, Tier 3 subordinated loans are considered a component of total capital.

(20)    OTHER LIABILITIES

        Liability captions 50 and 60 comprise the following:

	12/31/02	12/31/01
	(€/mil)
Other liabilities (caption 50)	18,807	15,590
Accrued expenses and deferred income (caption 60)	2,164	2,162

Total	20,971	17,752

Other liabilities (caption 50)

Analysis of caption 50 "Other liabilities" (Table 9.1 B.I.)

	12/31/02	12/31/01
	(€/mil)
Valuation of interest rate and equity index derivatives	5,941	3,846
Unsettled transactions	2,685	2,266
Counterparty of valuations of foreign currency derivatives contracts	1,168	1,874
Amounts available for third parties	1,878	1,755
Tax payments accounts	587	1,019
Amounts in transit with branches and subsidiaries	2,373	803
Other items derivative contracts	700	700
Non-liquid balances from portfolio transactions	606	374
Due to tax authorities	375	274
Premiums collected on options sold	385	259
Amounts due to employees	237	170
Deposits guaranteeing agricultural and construction loans	36	33
Items relating to securities transactions	2	31
Transactions by foreign branches	15	17
Amounts payable due to settlement value date	12	9
Other	1,807	2,160

Total	18,807	15,590

Accrued expenses and deferred income (caption 60)

Analysis of caption 60 "Accrued expenses and deferred income" (Table 9.2 B.I.)

	12/31/02	12/31/01
	(€/mil)
Accrued expenses
—interest on securities issued	734	693
—charges on derivative contracts	600	681
—interest on amounts due to banks	116	162
—payroll and other operating costs	35	124
—interest on amounts due to customers	104	102
—other	33	49
Deferred income
—income from derivative contracts	132	139
—interest on discounted notes	51	47
—other	359	165

Total	2,164	2,162

(21)    GUARANTEES AND COMMITMENTS

        Captions 10 and 20 of the consolidated balance sheet, related to guarantees issued and commitments undertaken by the Group, which involve the acceptance of lending risk, comprise the following:

	12/31/02	12/31/01
	(€/mil)
Guarantees given (caption 10)	20,483	16,016
Commitments (caption 20)	27,574	24,839

Total	48,057	40,855

        Guarantees granted to third parties comprise:

Analysis of caption 10 "Guarantees given (Table 10.1 B.I.)

	12/31/02	12/31/01
	(€/mil)
(a) Commercial guarantees	13,396	9,907
(b) Financial guarantees	6,999	5,984
(c) Assets lodged in guarantee	88	125

Total	20,483	16,016

        Commitments outstanding at year-end are as follows:

Analysis of caption 20 "Commitments" (Table 10.2 B.I.)

	12/31/02	12/31/01
	(€/mil)
(a) Commitments to grant finance (certain to be called on)	7,753	8,794
(b) Commitments to grant finance (not certain to be called on)	19,821	16,045

Total	27,574	24,839

        The commitments undertaken are detailed below:

	12/31/02	12/31/01
	(€/mil)
Purchase of securities not yet settled	4,175	3,631
Commitments for derivatives on loans	984	844
Other commitments certain to be called on	140	1,999
Undrawn lines of credit granted	11,814	11,641
Put options issued	1,350	682
Mortgage loans and leasing contracts to be disbursed	6,422	3,631
Deposits and loans to be made	1,577	1,826
Membership of Interbank Deposit Guarantee Fund	142	107
Other commitments not certain to be called on	970	478

Total	27,574	24,839

Assets lodged to guarantee the Group's liabilities

(Table 10.3 B.I.)

	12/31/02	12/31/01
	(€/mil)
Portfolio securities lodged with third parties to guarantee repurchase agreements	7,318	7,781
Securities lodged with the clearing-house for transactions on the derivatives market	23	30
Securities lodged with central banks to guarantee advances	146	534
Securities lodged with the Bank of Italy to guarantee bankers' drafts	123	143
Other settled securities	545	666

Total	8,155	9,154

Unused lines of credit

        The unused lines of credit available to the SANPAOLO IMI Group, excluding operating limits, are as follows:

(Table 10.4 B.I.)

	12/31/02	12/31/01
	(€/mil)
a) Central banks	44	54
b) Other banks	250	215

Total	294	269

Forward transactions

        Forward transactions as of December 31, 2002 and 2001, excluding dealing transactions on behalf of third parties, are detailed below:

(Table 10.5 B.I.

12/31/02	Hedging transactions	Dealing transactions(*)	Other transactions	Total
	(€/mil)
1. Purchase/sale of
1.1 securities
—purchases	—	4,175	—	4,175
—sales	—	2,311	—	2,311
1.2 currency
—currency against currency	1,701	1,556	—	3,257
—purchases against Euro	8,340	4,505	—	12,845
—sales against Euro	6,165	3,024	—	9,189
2. Deposits and loans
—to be disbursed	—	—	1,865	1,865
—to be received	—	—	3,290	3,290
3. Derivative contracts
3.1 with exchange of capital
(a) securities
—purchases	—	3,611	397	4,008
—sales	—	6,865	8	6,873
(b) currency
—currency against currency	228	227	—	455
—purchases against Euro	2,427	1,749	—	4,176
—sales against Euro	701	1,856	—	2,557
(c) other instruments
—purchases	—	—	—	—
—sales	—	—	—	—
3.2 without exchange of capital
(a) currency
—currency against currency	17	47	—	64
—purchases against Euro	23	11	22	56
—sales against Euro	—	—	12	12
(b) other instruments(**)
—purchases	42,292	117,393	125	159,810
—sales	19,578	126,708	4,656	150,942

Total	81,472	274,038	10,375	365,885

(*)
They also include hedging derivatives belonging to the dealing portfolio for €4,670 million.

(**)
They include basis swaps for €14,101 million and other index swap derivatives for €18 million both in purchases and sales.

        Dealings in derivative contracts principally include transactions entered into within the scope of investment banking activities and to cover dealing portfolios. The results from the valuation of derivative contracts are revealed in the statement of income and described in the note concerning profits and losses on financial transactions of Note (26).

        "Hedging" derivatives refer mainly to transactions to cover interest and/or exchange rate risks on funding and/or lending activities. These mainly reflect the activities of the Parent Bank and its subsidiaries operating in the loans sector.

        "Other transactions" principally refer to some types of derivative contracts included under structured financial instruments.

        Derivative contracts included under structured financial instruments amount to €6,042 million (€4,479 million as of December 31, 2001), at nominal value.

        At year end the potential net loss on the aggregate value of derivative hedging contracts entered into by Group companies and included in the columns "hedging" and "other transactions" was calculated at €566 million (€553 million as of December 31, 2001). In compliance with accounting policies, this amount was not recorded in the financial statements since the purpose of the derivative contracts in question is to hedge interest, market and exchange rate risks with regard to funding activities (particularly collection transactions made through issuing bonds with a structured yield) and/or lending and investment activities. The above-mentioned contracts are, in fact, recorded on a consistent basis with those adopted for hedging transactions, by recording accruals in relation to the differential of the interest and/or exchange rate maturing at the date of the financial statements.

(Table 10.5 B.I.)

12/31/01	Hedging transactions	Dealing transactions(*)	Other transactions	Total
	(€/mil)
1. Purchase/sale of
1.1 securities
—purchases	—	3,631	—	3,631
—sales	—	1,958	—	1,958
1.2 currency
—currency against currency	1,550	825	—	2,375
—purchases against Euro	11,699	4,717	—	16,416
—sales against Euro	5,842	5,173	—	11,015
2. Deposits and loans
—to be disbursed	—	—	1,826	1,826
—to be received	—	—	3,711	3,711
3. Derivative contracts
3.1 with exchange of capital
(a) securities
—purchases	—	2,253	—	2,253
—sales	421	2,809	—	3,230
(b) currency
—currency against currency	290	144	—	434
—purchases against Euro	2,896	1,205	—	4,101
—sales against Euro	1,019	912	—	1,931
(c) other instruments
—purchases	—	—	—	—
—sales	—	—	—	—
3.2 without exchange of capital
(a) currency
—currency against currency	30	—	—	30
—purchases against Euro	11	—	47	58
—sales against Euro	—	—	—	—
(b) other instruments(**)
—purchases	37,762	156,437	150	194,349
—sales	17,356	153,120	4,282	174,758

Total	78,876	333,184	10,016	422,076

(*)
Including derivative contracts hedging the dealing portfolio €3,585 million.

(**)
Including basis swaps, €14,698 million, and other index swap derivatives, €8 million, both in purchases and sales.

Financial information relating to derivative contracts and forward currency purchase/sale transactions

        This section offers supplementary information on operations in derivative contracts according to the standards established by the Basel Committee on Bank Supervision and the International Organization of Securities Commissions (IOSCO).

        The table below shows the notional nominal capital, by type, of forward purchase/sale of currency and derivative contracts on interest rates, exchange rates and stockmarket index for year 2002.

Notional amounts

12/31/02	Interest rate related	Exchange rate related	Stockmarket index related	Other	Total
			(€/mil)
OTC trading contracts
—Forward(a)	2,026	4,005	—	—	6,031
—Swap(b)	192,570	674	—	—	193,244
—Options purchased	15,943	1,399	3,654	—	20,996
—Options sold	15,876	1,491	6,936	—	24,303
—Other derivative contracts	2,040	325	71	—	2,436
Exchange traded contracts
—Futures purchased	336	—	57	—	393
—Futures sold	1,983	—	122	—	2,105
—Options purchased	385	—	633	—	1,018
—Options sold	1,064	—	549	—	1,613
—Other derivative contracts	—	—	—	—	—
Total trading contracts	232,223	7,894	12,022	—	252,139
Total non trading contracts	54,880	18,693	8,389	—	81,962

Total contracts(c)	287,103	26,587	20,411	—	334,101
—including OTC contracts	283,336	26,587	19,050	—	328,973

(a)
The caption includes the F.R.A. contracts and forward currency purchase/sale transactions.

(b)
The caption mainly includes the I.R.S., C.I.R.S. contracts, and basis swaps.

(c)
Includes basis swaps amounting to €14,101 million and other index swap derivatives for €18 million, and does not include forward currency transactions with an original duration of less than 2 days, amounting on the whole to €6,024 million.

        The table below shows the notional nominal capital, by type, of purchase/sale of currency and derivative contracts on interest rates, exchange rates and stockmarket index for year 2001.

Notional amounts

12/31/01	Interest rate related	Exchange rate related	Stockmarket index related	Other	Total
	(€/mil)
OTC trading contracts
—Forward(a)	10,996	7,134	—	—	18,130
—Swap(b)	175,256	987	—	—	176,243
—Options purchased	12,174	653	7,030	—	19,857
—Options sold	12,146	556	6,219	—	18,921
—Other derivative contracts	—	66	993	—	1,059
Exchange traded contracts
—Futures purchased	1,257	—	24	—	1,281
—Futures sold	11,065	—	12	—	11,077
—Options purchased	3,550	—	531	—	4,081
—Options sold	7,540	—	53,171	—	60,711
—Other derivative contracts	—	—	—	—	—
Total trading contracts	233,984	9,396	67,980	—	311,360
Total non trading contracts	50,563	23,105	7,357	—	81,025

Total contracts(c)	284,547	32,501	75,337	—	392,385
—including OTC contracts	261,119	32,501	21,600	—	315,220

(a)
The caption includes the F.R.A. contracts and forward currency purchase/sale transactions.

(b)
The caption mainly includes the I.R.S., C.I.R.S. contracts, and basis swaps.

(c)
Includes basis swaps amounting to €14,698 million and other index swap derivatives for €8 million, and does not include forward currency transactions with an original maturity of less than 2 days, amounting on the whole to €3,859 million.

        The following tables show the residual duration of the above OTC transaction for year 2002 and 2001.

Residual maturity of notional amounts underlying OTC derivative contracts

12/31/02	Up to 12 months	Between 1 and 5 years	Beyond 5 years	Total
		(€/mil)
Interest rate related	104,142	113,354	65,840	283,336
Exchange rate related	22,711	3,651	225	26,587
Equity index related	1,689	15,549	1,812	19,050
Other contracts	—	—	—	—

Residual maturity of notional amounts underlying OTC derivative contracts

12/31/01	Up to 12 months	Between 1 and 5 years	Beyond 5 years	Total
	(€/mil)
Interest rate related	131,944	80,980	48,195	261,119
Exchange rate related	28,655	3,393	453	32,501
Equity index related	5,809	11,869	3,922	21,600
Other contracts	—	—	—	—

        The following tables report the credit risk equivalent related to OTC contracts broken down into their various components: positive fair value and add on for year 2002 and 2001.

Notional amounts, fair values and similar add on

12/31/02	Interest rate related	Exchange rate related	Equity index related	Other	Total
	(€/mil)
Notional amounts	283,336	26,587	19,050	—	328,973

A. Fair value of OTC trading contracts
A.1 positive fair value	5,415	219	329	—	5,963
A.2 negative fair value	-5,400	-139	-243	—	-5,782
B. Add on	1,196	82	282	—	1,560
C. Fair value of OTC non-trading contracts
C.1 positive fair value	889	348	508	—	1,745
C.2 negative fair value	-1,150	-588	-175	—	-1,913
D. Add on	186	323	305	—	814

Credit risk equivalent (A.1+ B+C.1+D)	7,686	972	1,424	—	10,082

Notional amounts, fair values and similar add on

12/31/01	Interest rate related	Exchange rate related	Equity index related	Other	Total
	(€/mil)
Notional amounts	261,119	32,501	21,600	—	315,220

A. Fair value of OTC trading contracts
A.1 positive fair value	3,523	171	329	—	4,023
A.2 negative fair value	-3,211	-117	-102	—	-3,430
B. Add on	828	116	614	—	1,558
C. Fair value of OTC non-trading contracts
C.1 positive fair value	640	638	377	—	1,655
C.2 negative fair value	-1,071	-458	-283	—	-1,812
D. Add on	184	358	267	—	809

Credit risk equivalent (A.1+ B+C.1+D)	5,175	1,283	1,587	—	8,045

        Fair values of hedging and dealing transactions arranged with third parties have been calculated using the criteria established by the Bank of Italy to determine the solvency ratio. The fair values identified in the table above derive from the application of the aforementioned criteria which provide for inclusion in the calculation of the fair value of accrued income and expenses currently maturing as well as the result deriving from the current rate revaluation of the principal amount of cross-currency interest rate swaps to be exchanged at maturity.

        Lastly, the following tables show the breakdown of credit risk equivalent on OTC contracts by type of counterparty for year 2002 and 2001.

Credit quality of OTC derivative contracts, by counterparty

12/31/02	Positive fair value	Add on	Credit risk equivalent(a) (current value)
	(€/mil)
Governments and central banks	—	—	—
Banks	6,036	1,969	8,005
Other operators	1,672	405	2,077

Total	7,708	2,374	10,082

(a)
The credit risk equivalent reported in this table includes transactions with an original life not exceeding 14 days.

Credit quality of OTC derivative contracts, by counterparty

12/31/01	Positive fair value	Add on	Credit risk equivalent(a) (current value)
	(€/mil)
Governments and central banks	10	—	10
Banks	4,802	2,046	6,848
Other operators	866	321	1,187

Total	5,678	2,367	8,045

(a)
The credit risk equivalent reported in this table includes transactions with an original life not exceeding 14 days.

        The aforementioned transactions are not normally covered by either lien or personal guarantees thus, the exercise of a put option on equity securities, purchased during the year, is guaranteed by top ranking banks (€329 million). There have been no losses on loans for derivatives during the year, and there are no outstanding derivative contracts waived, but not settled.

        The inherent risks of derivative contracts entered into by Group companies, including those "hedging contracts" whose current value is not shown in the financial statements, are subject to monitoring within the context of the system of risk management and control set up by the Group.

        A description of the organizational model and the results of monitoring the evolution of risks for 2002 is reported in the appropriate section of the Report on Group Operations ("Risk management and control").

Derivative contracts on loans

        Transactions in derivatives on loans carried out by the Group as of December 31,2002 and as of December 31, 2001 are analyzed below:

(table 10.6.B.I)

12/31/02	Negotiation	Other transaction	Total
		(€/mil)
Categories of operations
1. Hedging purchases
1.1 With exchange of capital
—credit default swap	90	375	465
1.2 Without exchange of capital
—credit default swap	—	173	173
2. Hedging sales
2.1 With exchange of capital
—credit default swap	146	654	800
—credit linked note	—	135	135
2.2 Without exchange of capital
—credit default swap	—	49	49

Total	236	1,386	1,622

(table 10.6.B.I)

12/31/01	Negotiation	Other transaction	Total
	(€/mil)
Categories of operations
1. Hedging purchases
1.1 With exchange of capital
—credit default swap	55	368	423
2. Hedging sales
2.1 With exchange of capital
—credit default swap	47	797	844
2.2 Without exchange of capital
—credit default swap	—	—	—

Total	102	1,165	1,267

Other information relating to guarantees

        The classification of guarantees given by category of counterparty is provided in Note (22), while forward transactions related to dealing on behalf of third parties are described in Note (23).

(22)    CONCENTRATION AND DISTRIBUTION OF ASSETS AND LIABILITIES

Significant exposures

        The table below shows the positions defined as "significant exposures" by the Bank of Italy in compliance with EC guidelines. For this purpose, the positions are considered significant if the overall exposure to a single client (or group of companies) on a consolidated basis is equal to or greater than 10% of the Group's regulatory capital. Exposure is calculated using a system of weighting positions exposed to lending risk, which takes into account the nature of the counterparty and the guarantees received.

(Table 11.1 B.I.)

	12/31/02	12/31/01
(a) Amount (€/mil)	11,448	9,236
(b) Number	6	4

Distribution of loans to customers, by category of borrower

        Loans to customers are distributed by main category of borrower as follows:

(Table 11.2 B.I.)

	12/31/02	12/31/01
	(€/mil)
(a) Governments	7,237	5,342
(b) Other public entities	6,244	7,193
(c) Non-financial businesses	68,214	51,737
(d) Financial institutions	13,985	13,669
(e) Family businesses	5,466	3,240
(f) Other operators	25,555	15,875

Total	126,701	97,056

Distribution of loans to resident non-financial and family businesses

        The distribution of loans to non-financial and family businesses resident in Italy is detailed below, by sector to which the borrower belongs:

(Table 11.3 B.I.)

	12/31/02	12/31/01
	(€/mil)
(a) Other services for sale	10,535	6,583
(b) Commerce, salvage and repairs	9,553	6,099
(c) Construction and public works	6,558	3,832
(d) Energy products	5,642	4,768
(e) Transport	3,102	2,682
(f) Other sectors	29,280	20,062

Total	64,670	44,026

Distribution of guarantees given, by category of counterparty

        Guarantees given by the Group are classified by category of counterparty as follows:

(Table 11.4 B.I.)

	12/31/02	12/31/01
	(€/mil)
(a) Governments	1	23
(b) Other public entities	84	27
(c) Banks	812	975
(d) Non-financial businesses	17,217	13,090
(e) Financial institutions	1,307	1,421
(f) Family businesses	163	114
(g) Other operators	899	366

Total	20,483	16,016

Geographical distribution of assets and liabilities

        The geographical distribution of the Group's assets and liabilities is detailed below, by reference to the countries of residence of the counterparties concerned:

(Table 11.5 B.I.)

	12/31/02				12/31/01
	Italy	Other EU countries	Other countries	Total	Italy	Other EU countries	Other countries	Total
	(€/mil)
1. Assets
1.1 due from banks	5,129	14,562	2,309	22,000	8,717	11,207	1,647	21,571
1.2 loans to customers	111,808	9,488	5,405	126,701	80,618	10,122	6,316	97,056
1.3 securities	14,368	5,053	3,139	22,560	15,105	3,834	3,178	22,117

Total	131,305	29,103	10,853	171,261	104,440	25,163	11,141	140,744

2. Liabilities
2.1 due to banks	5,989	9,509	8,958	24,456	6,774	12,645	8,503	27,922
2.2 due to customers	72,667	8,318	4,295	85,280	53,312	8,886	3,647	65,845
2.3 securities issued	36,872	10,923	3,766	51,561	25,151	10,529	5,159	40,839
2.4 other accounts	4,937	884	1,000	6,821	3,699	1,008	1,000	5,707

Total	120,465	29,634	18,019	168,118	88,936	33,068	18,309	140,313

3. Guarantees and commitments	31,109	8,195	8,753	48,057	21,201	8,078	11,576	40,855

Maturities of assets and liabilities

        The residual maturities of assets and liabilities for year 2002 are detailed in the following table:

(Table 11.6 B.I.)

	Specified duration
				Between 1 and 5 years		Beyond 5 years
	On demand	Up to 3 months	Between 3 and 12 months	Fixed rate	Indexed rate	Fixed rate	Indexed rate	Unspecified duration	Total
	(€/mil)
1. Assets
1.1 Treasury bonds eligible for refinancing	3	310	1,091	737	494	328	180	—	3,143
1.2 due from banks	5,000	14,214	1,405	274	497	89	49	472	22,000
1.3 loans to customers	23,104	19,476	19,141	12,079	23,956	9,727	17,235	1,983	126,701
1.4 bonds and other debt securities	153	1,015	3,110	3,966	4,392	1,802	2,384	—	16,822
1.5 off-balance sheet transactions	27,523	93,430	79,508	65,489	3,340	33,786	966	—	304,042

Total assets	55,783	128,445	104,255	82,545	32,679	45,732	20,814	2,455	472,708

2. Liabilities
2.1 due to banks	3,036	10,021	3,386	1,051	3,286	564	3,112	—	24,456
2.2 due to customers	61,357	19,231	3,086	742	137	458	269	—	85,280
2.3 securities issued:
—bonds	481	1,319	5,277	13,972	14,106	2,367	1,925	—	39,447
—certificates of deposit	1,702	2,470	1,510	299	1,133	1	195	—	7,310
—other securities	665	4,023	116	—	—	—	—	—	4,804
2.4 subordinated liabilities	—	60	1,050	9	656	2,435	2,403	—	6,613
2.5 off-balance sheet transactions	18,523	102,068	82,577	59,749	4,062	36,784	279	—	304,042

Total liabilities	85,764	139,192	97,002	75,822	23,380	42,609	8,183	—	471,952

        The residual maturities of assets and liabilities for year 2001 are detailed in the following table:

(Table 11.6 B.I.)

	Specified duration
				Between 1 and 5 years		Beyond 5 years
	On demand	Up to 3 months	Between 3 and 12 months	Fixed rate	Indexed rate	Fixed rate	Indexed rate	Unspecified duration	Total
	(€/mil)
1. Assets
1.1 Treasury bonds eligible for refinancing	41	969	2,481	2,250	1,579	985	1,068	—	9,373
1.2 due from banks	3,994	12,770	3,410	234	265	73	37	788	21,571
1.3 loans to customers	15,262	17,984	11,842	13,601	16,482	8,508	12,030	1,347	97,056
1.4 bonds and other debt securities	30	775	3,012	2,053	2,724	1,003	1,619	—	11,216
1.5 off-balance sheet transactions	28,585	118,295	76,566	43,014	4,073	27,653	883	—	299,069

Total assets	47,912	150,793	97,311	61,152	25,123	38,222	15,637	2,135	438,285

2. Liabilities
2.1 due to banks	3,237	14,798	4,257	887	2,315	407	2,021	—	27,922
2.2 due to customers	48,400	14,485	1,485	351	196	660	268	—	65,845
2.3 securities issued:
—bonds	463	902	4,215	7,809	8,633	3,456	2,217	—	27,695
—certificates of deposit	402	5,660	1,795	435	37	17	—	—	8,346
—other securities	661	4,008	129	—	—	—	—	—	4,798
2.4 subordinated liabilities	—	87	494	157	1,058	2,146	1,665	—	5,607
2.5 off-balance sheet transactions	30,093	115,783	77,886	43,074	3,364	28,369	500	—	299,069

Total liabilities	83,256	155,723	90,261	52,713	15,603	35,055	6,671	—	439,282

Assets and liabilities denominated in foreign currencies

        Assets and liabilities denominated in currencies other than those of the Euro-zone as of December 31, 2002 and as of December 31, 2001 are broken down as follows:

(Table 11.7 B.I.)

	12/31/02	12/31/01
	(€/mil)
(a) Assets
1. due from banks	3,936	3,094
2. loans to customers	8,833	10,349
3. securities	2,931	3,397
4. equity investments	90	92
5. other accounts	203	33

Total assets	15,993	16,965

(b) Liabilities
1. due to banks	7,658	10,551
2. due to customers	6,543	7,310
3. securities issued	6,551	9,573
4. other accounts	519	616

Total liabilities	21,271	28,050

        The "liquidity", "rates" and "exchange" risks inherent in the distribution by expiry, type of rate and currency of Group assets, liabilities and forward transactions (of which the two tables above supply a simplified representation with reference to the precise situation at the end of the year), are subject to monitoring within the context of the complete system of risk management and control set up by the Group.

        A description of the organizational model and the results of monitoring the evolution of risks for 2002 is reported in the appropriate section of the Report on Group Operations ("Risk management and control").

Securitization transactions

Group securitization transactions

        As of December 31, 2002, the SANPAOLO IMI Group carried out the following securitization transactions:

  •
  Sanpaolo Leasint S.p.A.—In 1997 the subsidiary made a non-recourse assignment of performing loans under leasing contracts as per Law no. 52/91 for a total book value of €504 million. In 2002 revolving assignments were made against a securitization transaction for €33 million, in order to ensure the equivalence of the initial securitized assets to the securities issued up to the contract date set for repayment of the securities. This transaction was carried out in order to free part of the loan portfolio, generating sources of additional liquidity and, at the same time, helping to contain credit risk exposure. Junior securities are included in the investment securities portfolio at their original value of €50 million. Furthermore, these securities represent the financial tool for recognizing, during the transaction, the spread differential between cash flows generated by the portfolio of assigned loans and the securities issued (excess spread). The assigned portfolio is subject to continuous monitoring which consists of preparing a quarterly settlement report for the various entities involved (rating agencies, factoring companies, vehicle companies and trustees) with a detailed explanation of the state of the loans and of collections during the period. The servicer activity commits the company to the separate administration, management and collection of the portfolio originally assigned and of the loans subsequently due, as well as handling any recovery procedures. As of December 31, 2002 loans to be collected amounted to €59 million (€94.6 million as of December 31, 2001).

  •
  Finconsumo Banca S.p.A.(1)—The bank has two separate securitization programmes (Golden Bar I and Golden Bar II), represented by non-recourse assignments of performing consumer loans to families resident in Italy in accordance with Law 130/99 and through the Golden Bar (Securitization) s.r.l. vehicle, which is not at all connected to Finconsumo Banca. These transactions satisfy the need on the one hand to increase and diversify the access to loans, to support the growth in size and, on the other hand, to improve management of own capital from a regulatory point of view. The two programmes which involve the initial assignment of loans and subsequent revolving of assignments in order to ensure the equivalence of the securitized assets with the securities issued until the contract date set for amortization of the securities, provide the following:

            a)    for Golden Bar I the bank booked €362 million in 2000 by way of initial assignment and €388 million by way of revolving assignment (of which €196 million in 2002);

            b)    for Golden Bar II the bank booked €258 million in 2001 by way of initial assignment and €186 million by way of revolving assignment (of which €134 million in 2002).

    The investment securities portfolio includes Junior securities arising from the two securitization transactions for €2 million and €1 million, respectively. These securities represent the financial tool for recognizing, during the transaction, the spread differential between cash flows generated by the loans assigned portfolio and the securities issued (excess spread). The securitization portfolios are subject to continuous monitoring which consists of preparing a quarterly settlement report for the various entities involved (rating agencies, vehicle companies and trustees). As of December 31, 2002 these two transactions still had loans to be collected for €317 million and €240 million, respectively. Furthermore, in 2002 Finconsumo Banca concluded a synthetic securitization transaction through the subscription of three derivative contracts on loans (Credit Default Swaps). In detail, the bank securitized an initial portfolio of performing loans for approximately €350 million, which will be later reintegrated quarterly, on the basis of receivables collected. The characteristics of this transaction, which has a duration of seven years and does not foresee any final period of amortization, ensure that on payment of a quarterly premium, Finconsumo Banca purchases protection in the form of an indemnity, in the event that there should be an extraordinary increase in the number of defaults on the securitization portfolio.

(1)
The company is subject to joint control (SANPAOLO IMI 50%). The information relating to the securitization transactions carried out by the company is provided for the whole amount, even if the impact on the consolidated financial statements of the SANPAOLO IMI Group is in proportion to its holding (50%).

•
Finemiro Banca S.p.A.—The "Venere 1" securitization transaction, which involved the transfer in 1999 of receivables represented by installment loans for the purchase of consumer goods with at least 5 unpaid installments (problem loan) for a nominal value of €154 million, was concluded in December 2002 following the subsidiary's re-acquisition of the residual portion of the loan totaling €93 million, for the sum of €2 million.

Securities in portfolio representing third party securitization transactions

        As of December 31, 2002, the Group holds investment and dealing securities from third party securitizations, as shown in the following table:

12/31/02

Type of underlying activities	Credit quality	"Senior" securities	"Mezzanine" securities	"Junior" securities	Total
		book value (€/mil)
Investment securities portfolio
Building mortgage loans	Performing	2	—	—	2
Credit cards	Performing	47	—	—	47
Leasing	Performing	29	—	—	29
Securities portfolio	Performing	—	—	6	6
SACE loans to foreign public sector debtors	Performing	6	—	—	6
Health care receivable	Performing	3	—	—	3
Other loans	Performing	57	5	—	62
	Non-performing loans	3			3

		147	5	6	158

Dealing securities portfolio
Building mortgage loans	Performing Non-performing loans	6 1	4 1	1 —	11 2
Commercial/industrial/agricultural mortgage loans	Performing Non-performing loans	1 2	— 4	— —	1 6
Leasing	Performing	6	—	—	6
Health care receivable	Performing	6	—	—	6
Public real estate	Performing	126	—	—	126
Social security contributions	Performing Problem loans	25 6	—	—	25 6
Other loans	Performing Non-performing loans	29 2	23 —	— —	52 2

		210	32	1	243

		357	37	7	401

        The investment securities portfolio is shown net of adjustments in value totaling €30 million, of which €21 were booked during the year.

        As of December 31, 2001, the Group holds investment and dealing securities from third party securitizations, as shown in the following table:

12/31/01

Type of underlying activities	Credit quality	"Senior" securities	"Mezzanine" securities	"Junior" securities	Total
		book value (€/mil)
Investment securities portfolio
Building mortgage loans	Performing	47	—	—	47
Credit cards	Performing	144	23	—	167
Leasing	Performing	36	—	—	36
Securities portfolio	Performing	23	—	—	23
SACE loans to foreign public sector debtors	Performing	14	—	—	14
Health care receivable	Performing	11	—	—	11
Other loans	Performing	132	14	—	146

		407	37	—	444

Dealing securities portfolio
Building mortgage loans(1)	Performing Non-performing loans	48 3	4 —	1 —	53 3
Commercial/industrial/agricultural mortgage loans	Performing Non-performing loans	7 7	3 3	— —	10 10
Leasing	Performing	6	—	—	6
Health care receivable(2)	Performing	24	—	6	30
Public real estate	—	309	—	—	309
Social security contributions	Problem loans	33	—	—	33
Other loans	Performing Non-performing loans	115 5	23 —	— —	138 5

		557	33	7	597

		964	70	7	1,041

(1)
The amount of €1 million refers to junior securities issued against some €21 million of securitized assets.

(2)
The amount of €6 million refers to junior securities issued against some €142 million of securitized assets.

        The investment securities portfolio is shown net of adjustments for a total of €9.5 million, of which €8.9 carried out during the period.

(23)    ADMINISTRATION AND DEALING ON BEHALF OF THIRD PARTIES

Dealing in securities

        Purchases and sales made during the year on behalf of third parties were as follows:

(Table 12.1 B.I.)

	12/31/02	12/31/01
	(€/mil)
(a) Purchases
1. settled	118,222	113,763
2. not settled	124	473

Total purchases	118,346	114,236

(b) Sales
1. settled	109,844	112,594
2. not settled	122	542

Total sales	109,966	113,136

        Purchase and sale transactions performed on behalf of third parties include, respectively, €334 million and €372 million for dealing in derivative contracts.

Portfolio management

        The total fair value of portfolios managed on behalf of customers is detailed below:

(Table 12.2 B.I.)

	12/31/02	12/31/01
	(€/mil)
Portfolio management(1)	34,283	34,942

(1)
In accordance with specific Bank of Italy instructions, this information refers solely to personalized portfolio management on behalf of customers, excluding those offered by third parties and distributed by the Group.

Custody and administration of securities

        The nominal value of securities held in custody and for administration, including those received as guarantees, is detailed bellow:

(Table 12.3 B.I.)

	12/31/02	12/31/01
	(€/mil)
(a) Third-party securities held on deposit	257,594	240,440
(b) Third-party securities deposited with third parties	175,659	156,178
(c) Portfolio securities deposited with third parties(a)	21,703	21,304

(a)
Excluding securities deposited with third parties to secure repurchase agreements, already included in table 10.3 B.I.- Assets lodged to guarantee the Group's liabilities.

Collection of receivables on behalf of third parties: debit and credit adjustments

        The notes portfolio has been reclassified on the basis of the related settlement date, by recording the following adjustments:

(Table 12.4 B.I.)

	12/31/02	12/31/01
	(€/mil)
a) Debit adjustments
1. current accounts	681	588
2. central portfolio	3,658	31
3. cash	1,395	—
4. other accounts	1,448	37
b) Credit adjustments
1. current accounts	616	40
2. transferors of notes and documents	6,556	606
3. other accounts	296	15

Other transactions

Research and Development

Applied Research Reserve

        SANPAOLO IMI manages transactions arising from applications received by December 31, 1999 out of the Applied Research Reserve. As of December 31, 2002, there are resolutions to be stipulated for €217.4 million, disbursements to be made for €827.2 million and loans for €708.7 million.

Reserve for Research Grants

        SANPAOLO IMI continues to operate, in its capacity as authorized bank, for the evaluation and control of industrial research projects and researcher training schemes using the Reserve for Research Grants managed by the Ministry of Education, Universities and Research (MIUR). During 2002, 559 applications were received for research investment for €1,001million and MIUR deliberated on financing of €457.5 million.

Reserve for Technological Innovation

        As of November 2001, SANPAOLO IMI activated a co-operation with the Ministry for Productive Activities (MAP) for the management of development projects out of the Reserve for Technological Innovation. During 2002, 452 applications were received for development investment for €1,354.0 million and MAP deliberated on financing of €122.0 million.

        During the year activities connected to the three reserves generated a total of €17.9 million commission from the Public Administration.

Guarantee Fund for small and medium-sized enterprises in Southern Italy (Law 341/95)

        With the Convention stipulated between the Italian Treasury and the Bank on December 21, 1995, as approved and activated by Decree of the Director-General of the Treasury dated January 5, 1996, SANPAOLO IMI, in its capacity as Managing Body, has been granted the concession to this Fund established under Law 341/95.

        The purpose of Law 341/95 is to promote rationalization of the financial situation of small and medium-sized enterprises in Southern Italy, as defined by EU parameters. This involves measures of various types, from interest-relief grants on financing designed to convert short-term bank borrowing into medium and long-term loans, to the granting of supplementary guarantees on investment loans, for the purchase of equity investments and for the debt consolidation described above.

        As of December 31, 2002, there are 3,150 applications for €1,184 million, broken down as follows:

  •
  €1,157 million relating to the consolidation of short-term debt (of which €1,156 million already being paid and €1 million waiting for the final documentation);

  •
  €27 million for investment loans.

        As of December 31, 2001, 3,900 applications are outstanding for €1,590 million broken down as follows:

  •
  €1,432 million relating to the consolidation of short-term debt (of which €1,428 million already being paid and €4 million waiting for the final documentation);

  •
  €158 million for participating loans.

        Management activities carried out on behalf of the Treasury generated a total of €0.5 million commission (€0.9 million in 2001).

Notes accepted after collection and taxation

        The Group has received instructions to collect third-party receivables as part of its portfolio transactions. The nominal value of such receivables is €31,170 million (€8,926 million as of December 31, 2001).

        Furthermore, through the subsidiaries ESABAN, Ge.ri.co., Sanpaolo Riscossioni Genova and Sanpaolo Riscossioni Prato, the Group manages the collection of taxes for €22,289 million (€20,077 million as of December 31, 2001).

Third-party portion of syndicated loans

        The portion of syndicated loans arranged by the Parent Bank for third parties without a representation mandate totaled €671 million at year end (€795 million in 2001).

Portfolio management services rendered by third parties

        The amount of portfolio management services rendered by third parties and offered to customers through Group companies as of December 31, 2002 amounted to €12,444 million (€4,150 million as of December 31, 2001) broken down as follows: €5,883 million of mutual funds (€587 million as of December 31, 2001), €2,147 million of portfolio management funds, (€648 million as of December 31, 2001), €387 million of stock portfolio management schemes (€352 million as of December 31, 2001) and €4,027 million in insurance policies (€2,563 million as of December 31, 2001).

(24)    INTEREST

        Interest income and expense and similar revenues and charges, detailed below, are reported in captions 10 and 20 of the consolidated statement of income:

	12/31/02	12/31/01	12/31/00
	(€/mil)
Interest income and similar revenues (caption 10)	8,693	8,016	7,622
Interest expense and similar charges (caption 20)	4,955	5,326	5,123

Interest income and similar revenues (caption 10)

Analysis of caption 10 "interest income and similar revenues" (Table 1.1 B.I.)

	12/31/02	12/31/01	12/31/00
	(€/mil)
(a) On amounts due from banks	691	900	991
including:
—deposits with central banks	60	63	50
(b) On loans to customers	6,936	5,999	5,501
including:
—loans using public funds	—	—	—
(c) On debt securities	995	1,026	1,006
(d) Other interest income	71	91	87
(e) Net differential on hedging transactions (*)	—	—	37

Total	8,693	8,016	7,622

(*)
They represent the net effects of differentials on hedging derivative contracts.

Detail of caption 10 "interest income and similar revenues" (Table 1.3 B.I.)

	12/31/02	12/31/01	12/31/00
	(€/mil)
a) On assets denominated in foreign currency	309	506	552

        "Interest income and similar revenue" on assets denominated in foreign currency relates to transactions denominated in currencies not included in the Euro-zone.

Interest expense and similar charges (caption 20)

Analysis of caption 20 "interest expense and similar charges" (Table 1.2 B.I.)

	12/31/02	12/31/01	12/31/00
	(€/mil)
(a) On amounts due to banks	1,029	1,428	1,522
(b) On amounts due to customers	1,445	1,600	1,401
(c) On securities issued (*)	1,945	1,961	2,038
including:
—certificates of deposit	221	336	436
(d) On public funds administered	—	—	—
(e) On subordinated liabilities	320	241	162
(f) Net differential on hedging transactions (**)	216	96	—

Total	4,955	5,326	5,123

(*)
Excluding interest on subordinated securities included at caption (e).

(**)
They represent the net effects of differentials on hedging derivative contracts.

Detail of caption 20 "interest expense and similar charge" (Table 1.4 B.I.)

	12/31/02	12/31/01	12/31/00
	(€/mil)
a) On liabilities denominated in foreign currency	403	921	762

        "Interest expense and similar charges" on liabilities denominated in foreign currency relates to transactions denominated in currencies not included in the Euro-zone.

(25)    COMMISSION

        Commission income and expense, as detailed below, are reported in captions 40 and 50 of the consolidated statement of income:

	12/31/02	12/31/01	12/31/00
	(€/mil)
Commission income (caption 40)	3,467	3,312	3,452
Commission expense (caption 50)	671	714	817

        The following tables have been prepared on the basis of the new reporting format required by the Bank of Italy in its letter no. 14815 dated November 21, 2001. In the interests of comparability, the 2000 figures have also been reclassified on the basis of this new format.

Commission income (caption 40)

Analysis of caption 40 "Commission income" (Table 2.1 B.I.)

	12/31/02	12/31/01	12/31/00
	(€/mil)
(a) Guarantees given	77	68	49
(b) Derivative contracts on loans	10	3	1
(c) Management, dealing and advisory services
1. dealing in securities	129	131	148
2. dealing in currency	35	35	36
3. portfolio management:
3.1 individual	229	196	179
3.2 collective	1,129	1,476	1,747
4. custody and administration of securities	66	60	43
5. custodian bank	121	138	127
6. placement of securities	13	59	65
7. acceptance of instructions	83	84	186
8. advisory services	23	38	40
9. third party service distribution:
9.1 portfolio management:
a) individual	23	12	—
b) collective	110	12	4
9.2 insurance products	159	137	114
9.3 other products	7	4	2
(d) Collection and payment services	325	239	219
(e) Servicing for securitisation transactions	2	1	1
(f) Tax collection services	122	83	52
(g) Other services	804	536	439

Total	3,467	3,312	3,452

        Subcaption (g) "Other services" comprises, in particular:

	12/31/02	12/31/01	12/31/00
	(€/mil)
Loans granted	243	175	145
Deposits and current account overdrafts	297	215	178
Current accounts	141	82	66
Loan-arrangement activities	6	7	6
Other services	117	57	44

Total	804	536	439

        Commission income by distribution channels is organized as follows:

Detail of caption 40 "commission income": "Products and services distribution channels" (Table 2.2 B.I.)

	12/31/02	12/31/01	12/31/00
	(€/mil)
(a) With own branches:
1. portfolio management	933	1,028	1,236
2. placement of securities	1	43	52
3. other products and services	192	77	50
(b) Outside supply
1. portfolio management	425	644	690
2. placement of securities	12	16	13
3. other products and services	107	88	68

Commission expense (caption 50)

Analysis of caption 50 "Commission expense"(Table 2.3 B.I.)

	12/31/02	12/31/01	12/31/00
	(€/mil)
(a) Guarantees received	14	7	5
(b) Derivative contracts on loans	1	—	—
(c) Management and dealing services
1. dealing in securities	36	34	44
2. dealing in currency	2	2	1
3. portfolio management:
3.1 own portfolio	—	—	—
3.2 third party portfolio	71	102	38
4. custody and administration of securities	24	28	29
5. placement of securities	2	12	8
6. door-to-door sales of securities, financial products & services	319	430	582
(d) Collection and payment services	98	65	60
(e) Other services	104	34	50

Total	671	714	817

        Subcaption (e) "Other services" comprises, in particular:

	12/31/02	12/31/01	12/31/00
	(€/mil)
Loan-arrangement activities	65	12	2
Loans obtained	3	2	7
Intermediation in financing transactions	10	3	8
Other services	26	17	33

Total	104	34	50

(26)    PROFITS (LOSSES) ON FINANCIAL TRANSACTIONS

        Profits and losses on financial transactions, detailed below, are reported in caption 60 of the consolidated statement of income:

	12/31/02	12/31/01	12/31/00
	(€/mil)
Profits (losses) on financial transactions (caption 60)	-98	105	165

Profits (losses) on financial transactions (caption 60)

        Profits and losses for years 2002, 2001 and 2000 in respect of the "official schedules" are analyzed as follows:

Analysis of caption 60 "Profits (losses) on financial transactions (Table 3.1 B.I.)

12/31/02	Security transactions	Currency transactions	Other transactions	Total
	(€/mil)
A1. Revaluations	414	—	1,796	2,210
A2. Writedowns	(243)	—	(2,695)	(2,938)
B. Other profits and losses	(382)	69	943	630

Total	(211)	69	44	(98)

including:
1. on government securities	74
2. on other debt securities	70
3. on equities	(544)
4. on security derivatives	189

12/31/01	Security transactions	Currency transactions	Other transactions	Total
	(€/mil)
A1. Revaluations	238	—	1,490	1,728
A2. Writedowns	(138)	—	(3,081)	(3,219)
B. Other profits and losses	(387)	40	1,943	1,596

Total	(287)	40	352	105

including:
1. on government securities	78
2. on other debt securities	45
3. on equities	(153)
4. on security derivatives	(257)

(Table 3.1 B.I.)

12/31/00	Security transactions	Currency transactions	Other transactions	Total
	(€/mil)
A1. Revaluations	476	—	6,515	6,991
A2. Writedowns	(426)	—	(8,384)	(8,810)
B. Other profits and losses	100	57	1,827	1,984

Total	150	57	(42)	165

including:
1. on government securities	13
2. on other debt securities	30
3. on equities	114
4. on security derivatives	(7)

        This mainly reflects one component of the brokerage activity normally carried out by the Group, the results of which are also reflected in the captions relating to interest and dividends. The main result is outlined in the "net interest and other banking income" of the Wealth Management and Financial Markets business sector—Banca IMI in the Report on Operations.

        The reconciliation with the "Profits and losses from financial transactions and dividends on shares" caption of the reclassified statement of income, reported in the Report on Operations, is detailed below:

Reconciliation of caption 60 "Profits (losses) on financial transactions" with the reclassified statement of income

(€/mil)
Profits (losses) on financial transactions (caption 60)	-98
Reclassification from interest income and expense of the negative margin of Investment Banking(1)	-35
Reclassification to "Provisions and net adjustments to loans and financial fixed assets" of the losses on securities arising from loan recovery transactions	9
Reclassification from the dividends on dealing shares caption	410

Caption of the reclassified statement of income "Profits and losses from financial transactions and dividends on shares"	286

(1)
The reclassification refers to the interest income relating to the Banca IMI Group which, in the interest of a better representation of Group results, is shown under the "profits and losses from financial transactions and dividends on shares" caption, being closely connected, from an operating point of view, with the result of the stockbroking activities.

(27)    ADMINISTRATIVE COSTS

        Administrative costs, detailed below, are reported in caption 80 of the consolidated statement of income:

	12/31/02	12/31/01	12/31/00
	(€/mil)
Payroll costs (caption 80.a)	2,856	2,221	1,929
Other administrative costs (caption 80.b)	1,792	1,379	1,147

Total	4,648	3,600	3,076

Payroll costs (caption 80.a)

        The following table sets out the detail of the payroll costs.

	12/31/02	12/31/01	12/31/00
	(€/mil)
Wages and salary	2,061	1,600	1,380
Social security charges	618	471	425
Termination indemnities	140	109	97
Pension and similar commitments	37	41	27

Total	2,856	2,221	1,929

        The following table sets out the average number of employees by category

Average number of employees by category (table 4.1 B.I.)

	12/31/02	12/31/01	12/31/00
(a) Executives	857	673	439
(b) Supervisors	6,114	11,638	5,046
(c) Other employees	39,132	23,172	24,339

Total	46,103	35,483	29,824

of which: of companies consolidated under the proportional method	698	182	154

        The division between Executives and Supervisors as of December 31, 2002 and 2001 reflects the changes provided for by the collective national employment contract; so the equivalent figures as of December 31, 2000 are not directly comparable.

        The average number of employees in 2000 includes half of the Banco di Napoli Group employees as of December 31, 2000 as laid down by law.

Other administrative costs (caption 80.b)

	12/31/02	12/31/01	12/31/00
	(€/mil)
IT costs	404	340	228
Software maintenance and upgrades	110	118	71
Maintenance of operating assets	67	66	50
Data transmission charges	62	52	41
External data processing	93	54	48
Database access charges	53	34	11
Equipment leasing charges	19	16	7
Property management expenses	294	237	205
Rented property:	187	152	125
—rental of premises	172	142	117
—maintenance of leasehold premises	15	10	8
Property owned:	34	23	27
—maintenance of properties owned by the Bank	34	23	27
Security services	39	34	30
Cleaning of premises	34	28	23
General expenses	279	202	186
Postage and telegraph charges	62	51	41
Office supplies	37	28	21
Transport and counting of valuables	31	14	11
Courier and transport services	18	10	11
Payroll costs for personnel on secondment	5	1	—
Other expenses	126	98	102
Professional and insurance fees	287	203	171
Consultancy services	185	128	112
Legal and judiciary expenses	43	40	31
Investigation/commercial information costs	19	17	16
Insurance premiums—banks and customers	40	18	12
Utilities	93	69	69
Energy	49	35	33
Telephone	44	34	36
Promotion, advertising and marketing expenses	96	65	47
Advertising and entertainment	82	58	41
Contributions and membership fees to trade unions and business associations	14	7	6
Indirect payroll costs	75	64	52
Indirect personnel expenses	75	64	52
Total	1,528	1,180	958
Indirect duties and taxes
—stamp duties	190	145	133
—substitute tax (Pres. Decree 601/73)	26	15	18
—local property taxes	14	10	8
—tax on stock exchange contracts	8	7	5
—non-recoverable VAT on purchases	4	4	6
—other	22	18	19

Total	264	199	189

Total other administrative costs	1,792	1,379	1,147

(28)    ADJUSTMENTS, WRITEBACKS AND PROVISIONS

        Adjustments and provisions, reported in captions 90, 100, 120, 140 and 150 of the consolidated statement of income, and writebacks, reported in captions 130 and 160, are detailed below:

	12/31/02	12/31/01	12/31/00
	(€/mil)
Adjustments to intangible and tangible fixed assets (caption 90)	753	543	389
Provisions for risks and charges (caption 100)	261	136	323
Adjustments to loans and provisions for guarantees and commitments (caption 120)	889	636	647
Writebacks of adjustments to loans and provisions for guarantees and commitments (caption 130)	320	278	417
Provisions to reserves for possible loan losses (caption 140)	27	11	8
Adjustments to financial fixed assets (caption 150)	569	235	36
Writebacks of adjustments to financial fixed assets (caption 160)	8	2	15

Adjustments to intangible and tangible fixed assets (caption 90)

	12/31/02	12/31/01	12/31/00
		(€/mil)
Adjustments to intangible fixed assets
—amortization of start-up and capital increase expenses	1	2	1
—amortization of goodwill	2	1	18
—amortization of merger differences	27	27	27
—amortization of software costs	198	125	114
—long-term writedowns of software cost	4	8	—
—amortization of other deferred charges	32	45	17
—long-term writedowns of other deferred charges	12	—	—
—amortization of goodwill arising on consolidation	154	96	13
—amortization of goodwill arising on application of the equity method	29	25	32
Adjustments to tangible fixed assets
—depreciation of property	92	66	59
—depreciation of furniture and installations	202	148	108

Total	753	543	389

        Individual assets have been written down with reference to their remaining useful lives using, in most cases, the maximum fiscally-allowed rates, including the provision of accelerated depreciation.

        The permanent nature of the writedowns in other long-term charges refers to adjustments made by the subsidiary IMIWEB Bank, following the operating scenario after the disposal of the subsidiary.

        Amortization of goodwill from consolidation includes, for the French group Fideuram Wargny, besides the ordinary amortization for the year 2002, a writedown of €44 million, made to take account of the downward trend in financial markets and of a more prudent evaluation of prospects of future profit for the subsidiaries.

Provisions for risks and charges (caption 100)

        Provisions for risks and charges, for €261 million, made during the year ended December 31, 2002 reflect the consolidation of the corresponding provisions of the Parent Bank for €149 million and €18 million for provisions made by during the year by "Network Banks" held by Cardine Finanziaria. The remainder refers to provisions of €68 million made by subsidiaries operating in the placement and management of financial products against the risks involved in such activities and €26 million accrued by other subsidiaries.

        The provisions made by the Parent Bank are allocated as follows:

  •
  €79 million for potential charges deriving from any renegotiation of mortgage loans, premium transactions and other potential liabilities;

  •
  €48 million to strengthen the fund against losses on legal disputes;

  •
  €22 million to increase the coverage of the reserve for other personnel costs, of which €6 million to cover long-service bonuses to employees and €6 million to integrate the provisions established to balance the technical deficit of the Bank's employee pension fund.

        The provisions made by the "Network Banks" are allocated as follows:

  •
  €5 million against potential costs deriving from the renegotiation of mortgage loans;

  •
  €8 million to increase the reserve for other risks and charges against losses on legal disputes, especially claims from bankruptcy liquidators;

  •
  €5 million for other risks and charges.

        The provisions made by the other subsidiaries operating in financial services for families are made up of prudent provisions against risks connected with the distribution and management of financial products.

        Provisions for risks and charges, €136 million, made during the year ended December 31, 2001 reflect the consolidation of the corresponding provision of the Parent Bank (€30 million) and provisions made by subsidiary Banco di Napoli (€34 million). The remainder refers essentially to provisions made by the subsidiaries operating in the placement and management of financial products against the risks involved in such activities.

        The provision made by the Parent Bank is allocated as follows:

  •
  €13 million for potential charges deriving from renegotiated mortgage loans, option transactions and other potential liabilities;

  •
  €14 million designed to increase the coverage of the reserve for other payroll costs, pension and similar commitments, including €6 million to cover long-service bonuses to the Bank's employees, €6 million to integrate the provisions established to balance the technical deficit of the Bank's employee pension fund and €2 million for other liabilities;

  •
  €3 million to increase supplementary pension liabilities for former IMI S.p.A. personnel already in retirement.

        The provision made by Banco di Napoli is allocated as follows:

  •
  €13 million to increase the reserve for other risks and charges against lawsuits, above all claims from bankruptcy liquidators;

  •
  €11 million for other risks and charges.

  •
  €10 million to increase the reserve for other payroll costs.

        The provisions made by other subsidiaries relate to prudent provisions made by subsidiaries operating in the area of financial services for households for risks involved in the marketing financial products.

        Provisions for risks and charges, €323 million, made during the year ended December 31, 2000 reflect the consolidation of the corresponding provision of the Parent Bank (€201 million) and provisions made by subsidiary Banco di Napoli (€74 million). The remainder refers essentially to provisions made by the subsidiaries operating in the placement and management of financial products against the risks involved in such activities.

        The provision made by the Parent Bank is allocated as follows:

  •
  €188 million for lawsuits, above all claims from bankruptcy liquidators and other potential liabilities;

  •
  €13 million designed to increase the coverage of the reserve for other payroll costs, pension and similar commitments, including €6 million to cover long-service bonuses to the Bank's employees, €6 to integrate the provisions established to balance the technical deficit of the Bank's employee pension fund and €1 million to cover other potential pension charges.

        The provision made by Banco di Napoli in the second half of the year is split as follows:

  •
  €21 million to increase the reserve for other payroll costs;

  •
  €18 million to strengthen the reserve for risks involved in potential disputes on the renegotiation of interest rates and conditions;

  •
  €15 million to increase the reserve for other risks and charges against lawsuits, above all claims from bankruptcy liquidators and other potential liabilities;

  •
  €13 million against costs in connection with the renegotiation of mortgage loans;

  •
  €7 million for other risks and charges.

        The provisions made by other subsidiaries relate to prudent provisions made by subsidiaries operating in the area of financial services for households for risks involved in the marketing financial products.

Adjustments to loans and provisions for guarantees and commitments (caption 120)

        The following table sets out the analysis of caption 120 "Adjustments to loans and provisions for guarantees and commitments".

Analysis of caption 120 "Adjustments to loans and provisions for guarantees and commitments" (table 5.1 B.I.)

	12/31/02	12/31/01	12/31/00
	(€/mil)
(a) Adjustments to loans	803	622	634
of which:
—general adjustments for country risk	7	13	16
—other general adjustments	189	184	114
(b) Provisions for guarantees and commitments	86	14	13
of which:
—general provisions for country risk	—	—	—
—other general provisions	67	3	8

Total	889	636	647

        In addition to the above adjustments, default interest of €142 million during 2001and 2000 has been reversed from interest income.

Writebacks of adjustments to loans and provisions for guarantees and commitments (caption 130)

	12/31/02	12/31/01	12/31/00
	(€/mil)
Revaluation of loans previously written down	95	132	107
Revaluation of loans previously written off	1	2	1
Revaluation of provisions for guarantees and commitments	18	2	2
Collection of loan principal previously written down	116	72	200
Collection of loan principal and interest previously written off	39	35	46
Collection of default interest previously written down	51	35	61

Total	320	278	417

Provisions to reserves for possible loan losses (caption 140)

        Provisions to reserves for possible loan losses represent accruals made by certain subsidiary companies without requiring adjustments for risks which are only potential.

Adjustments to financial fixed assets (caption 150)

	12/31/02	12/31/01	12/31/00
	(€/mil)
Adjustments to equity investments	542	224	20
Adjustments to other investment securities	27	11	16

Total	569	235	36

        Adjustments to investment securities in 2001 mainly refer to the writedown of an investment security of Banco di Napoli in relation with the reorganization of the New York branch.

        Adjustments to investment securities in 2000 refer to the writedown made by the Parent Bank of debt securities issued by "Countries at risk", to take account of market trends, in compliance with art. 18 of Decree 87/92.

        Adjustments to equity investments relate to the writedown of holdings in the following non-consolidated companies:

	12/31/02	12/31/01	12/31/00
	(€/mil)
Santander Central Hispano	399	80	—
Fiat S.p.A.	82	72	—
Hutchinson 3G Italia S.p.A.	16	19	—
Olivetti S.p.A.	10	19	—
Idra Partecipazioni S.p.A.	6	—	—
Enel S.p.A.	4	4	—
AEM Torino S.p.A.	4	3	—
Convergenza S.C.A.	4	1	—
Euromedia Venture Belgique S.A.	2	3	—
Engineering Ingegneria Informatica S.p.A.	3	1	—
Praxis Calcolo S.p.A.	2	—	—
Kiwi II Ventura—Serviços de Consultoria S.A.	2	1	—
Banca Popolare di Lodi S.c.r.l.	1	6	3
Metzler International A.G.	1	—	—
AC.E.GA.S S.p.A.	1	2	—
ACEA S.p.A.	1	1	—
Blixer S.p.A.	—	4	4
Cartiere Fedrigoni S.p.A.	—	2	—
Davide Campari S.p.A.	—	2	—
Banca Mediocredito S.p.A.	—	1	—
Elsacom N.V.	—	—	8
Filos S.p.A.	—	—	2
Giraglia Immobiliare S.p.A.	—	1	—
Other adjustments	4	2	3

Total	542	224	20

        In the context of the purchase agreement for shares in West Bank S.A., the former Cardine Banca granted some shareholders a put option on their shares, for a unit price not lower than that set for the acquisition of the majority shareholding in West Bank by Cardine Banca. With respect to this put option, SANPAOLO IMI booked a commitment for approximately €5 million.

        Considering that the investment in West Bank S.A. was written down to reflect the reduction in equity value from the effect of the losses for the year and that the put options are valued at cost and eventually written down to reflect any permanent losses in value, the December 31, 2002 financial statements were adjusted by €5 million to reflect the proportionate value of the put options in respect of the write down of the investment.

        Writebacks of fixed financial assets in 2002 (€8 million) refer to writebacks of equity investments for €3 million and writebacks of investment securities for €5 million.

        Writebacks of fixed financial assets in 2001 (€2 million) refer to equity investments for €1 million and to dealing securities for €1 million.

        Writebacks of fixed financial assets in 2000 (€15 million) mainly refer to writebacks to the investment in Montedison S.p.A. (€14 million) by NHS—Nuova Holding Sanpaolo IMI S.p.A.

Changes in the reserve for general banking risks (caption 230)

        As already indicated in Note 19, the Reserve for General Banking Risks has been fully used by the Parent Bank, amounting to €358 million (including the allocation of the merger goodwill from the incorporation of Cardine Banca). Residual use at consolidated level (€6 million) reflects the movements of the subsidiaries.

        This use has been made to cover the negative impact on net income of the devaluations of the listed investment portfolio, also taking account of the need to optimize the Group's tax position.

(29)    OTHER CONSOLIDATED STATEMENT OF INCOME CAPTIONS

	12/31/02	12/31/01	12/31/00
	(€/mil)
Dividends and other revenues (caption 30)	565	397	231
Other operating income (caption 70)	422	280	250
Other operating expenses (caption 110)	50	36	31
Extraordinary income (caption 190)	575	660	451
Extraordinary expense (caption 200)	248	269	55
Income taxes for the year (caption 240)	450	318	785

        Consolidated statement of income captions 70, 110, 190, 200, and 240, not discussed above, comprise:

Other operating income (caption 70)

Analysis of caption 70 "Other operating income" (Table 6.1 B.I.)

	12/31/02	12/31/01	12/31/00
	(€/mil)
Expenses recovered
—stamp duties	180	112	122
—other taxes	32	44	20
—legal costs	25	7	14
—other recoveries	78	43	19
Income from merchant banking activities	13	14	11
Income from IT companies	3	14	10
Reimbursement of services rendered to third parties	11	7	7
Rent and other income from property	17	4	4
Other income from leasing activities	5	3	2
Other income	58	32	41

Total	422	280	250

Other operating expenses (caption 110)

Analysis of caption 110 "Other operating expenses" (Table 6.2 B.I.)

	12/31/02	12/31/01	12/31/00
	(€/mil)
Leasing charges	1	3	3
Other charges on leasing transactions	24	16	17
IT companies expenses	1	8	6
Losses from merchant banking activities	1	3	—
Other expenses	23	6	5

Total	50	36	31

Extraordinary income (caption 190)

Analysis of caption 190 "Extraordinary income" (Table 6.3 B.I.)

	12/31/02	12/31/01	12/31/00
	(€/mil)
Out-of-period income
—use of reserves in excess	106	16	6
—disposal of derivative contracts connected with shareholdings(1)	96	—	—
—other out-of-period income	107	59	75
Reimbursement of prior years direct taxes	21	—	—
Amounts not payable	6	28	5
Out-of-court settlements	10	66	—
Price revision on property and investment transactions	10	7	—
Reimbursement of damages for natural disasters	5	—	—
Incorporation of former Banco di Napoli saving deposits	22	—	—
Closure of branches	12	—	—
Gains on:
—equity investments(2)	133	280	122
—investment in line-by-line consolidated companies	16	152	137
—investment securities	5	12	14
—own shares in portfolio	—	30	83
—tangible and intangible fixed assets	26	10	9

Total	575	660	451

(1)
This caption refers to the disposal of derivative contracts connected with the shareholding in Banca Agricola Mantovana, disposed of simultaneously with the booking of losses for the same amount.

(2)
The detail of gains on investments is shown in Note (14).

Extraordinary expense (caption 200)

Analysis of caption 200 "Extraordinary expense"

	12/31/02	12/31/01	12/31/00
	(€/mil)
Provisions for supplementary pensions made by Banco di Napoli	—	114	—
Amounts not collectible	7	18	5
Transactions for legal disputes	15	6	—
Restructuring	25	10	—
Registration tax on the IMI—SIR sentence	—	17	—
Severance bonus incentive for voluntary redundancy	31	31	7
Losses on:
—investment securities	3	—	5
—equity investments(a)	96	6	2
—other financial fixed assets	4	9	—
—tangible fixed assets	1	—	1
Other out-of-period expenses	66	58	35

Total	248	269	55

(a)
This caption refers to the disposal of derivative contracts connected with the shareholding in Banca Agricola Mantovana, disposed of simultaneously with the booking of a profit for the same amount.

        Restructuring costs include provisions made for the restructuring of the tax collection sector (€13 million) and for the charges expensed to the statement of income for the announced disposal of IMIWEB Bank (€9 million).

Income taxes for the year (caption 240)

Analysis of caption 240 "Income taxes for the year" (B.I instruction dated 08/03/99)

	12/31/02	12/31/01	12/31/00
	(€/mil)
1. Current income taxes	932	691	883
2. Change in deferred tax assets	368	(409)	(88)
3. Change in deferred tax liabilities	(850)	36	(10)
4. Income taxes for the year	450	318	785

        The consolidated tax rate for 2002 (calculated on the ratio between gross income and income taxes from the reclassified statement of income, therefore without considering the change in the Reserve for general banking risks and minority interest) was 44.2%, with an increase on that recorded in 2001 (19.6%) and in 2000 (35.9%). It is reminded that the tax rate for the year 2001 was particularly moderate for the following reasons:

  •
  tax savings following the reorganization of the Group structure;

  •
  recovery of prior tax losses on some subsidiaries for which the corresponding prepaid taxation was not booked, owing to the inability to restore capital.

        Net of these components, the consolidated tax rate at year end would have been in the region of 38% (standard tax rate). The lower rate when compared to the sum of Corporate Income Tax and the

Regional Tax on Businesses (41%), was determined on the lower taxable income generated abroad, which exceeded the negative influence of the non-deductibility of personnel costs to Italian companies in respect of the Regional Tax on Businesses.

        The negative trend in respect of 2001 standard rates is mainly determined by the following events:

  •
  partial non-deductibility of adjustments to investments made by certain subsidiaries (with a negative tax influence estimated at 5 points on the tax rate);

  •
  incomplete booking of prepaid taxation on losses by certain subsidiaries for precautionary measures (with a missed benefit of 2 points on the tax rate).

(30)    OTHER INFORMATION REGARDING THE CONSOLIDATED STATEMENT OF INCOME

Geographical distribution of revenues

        The geographical distribution of revenues, based on the location of the Group's companies and their branches for years 2002, 2001 and 2000, is as follows:

(Table 7.1 B.I.)

	12/31/02				12/31/01
	Italy	Other EU countries	Other countries	Total	Italy	Other EU countries	Other countries	Total
	(€/mil)
Interest income and similar revenues	7,779	557	357	8,693	6,658	729	629	8,016
Dividends and other revenues	539	9	17	565	368	29	—	397
Commission income	2,671	764	32	3,467	2,209	1,072	31	3,312
Profits (losses) on financial transactions	(142)	42	2	(98)	19	84	2	105
Other operating income	398	18	6	422	258	21	1	280

Total revenues	11,245	1,390	414	13,049	9,512	1,935	663	12,110

(Table 7.1 B.I.)

	12/31/00(*)
	Italy	Other EU countries	Other countries	Total
	(€/mil)
Interest income and similar revenues	5,840	922	823	7,585
Dividends and other revenues	216	15	—	231
Commission income	2,349	1,077	26	3,452
Profits (losses) on financial transactions	138	27	—	165
Other operating income	349	(209)	110	250

Total revenues	8,892	1,832	959	11,683

(*)
The details relating to caption "other operating income" are consistently shown with 2001.

(31)    OTHER INFORMATION

DIRECTORS AND STATUTORY AUDITORS

Remuneration

        The remuneration of Directors, including the variable component, and Statutory Auditors for the performance of their duties on behalf of the Parent Bank and subsidiary companies is as follows:

(Table 1.1 B.I.)

	12/31/02	12/31/01	12/31/00
	(€/mil)
Directors(*)	8	5	5
Statutory Auditors	1	1	1

(*)
This caption does not include €0.8 million received by the Directors for similar activities performed at other Group companies which they paid back to the Parent Bank.

        The figures in the table include the remuneration toward the Directors and Statutory Auditors of Cardine Banca S.p.A. for the period before its merger by incorporation with SANPAOLO IMI S.p.A. (1/1/02-5/31/02).

        A detailed analysis of Stock option plans and emoluments paid to Directors, Statutory Auditors and General Managers are reported in the next pages.

Compensation paid to Directors, Statutory Auditors and General Managers
(pursuant to Article 78 of Consob Resolution 11971 of May 14, 1999, amended by CONSOB resolution 13616 of June 12, 2002)

Directors, Statutory Auditors and General Managers in office

				Compensation
				Remuneration for the office in the company that prepares the financial statements
	Office
Surname and name	Description of office	Period in office	Expiry of office (*)		Non- monetary benefits	Bonuses and other incentives(1)	Other compensation(2)
				(€ thousands)
Directors
MASERA Rainer Stefano	Chairman of the Board of Directors(3)	1.1.02-12.31.02	2003	656	13	400		(a)
ROSSI Orazio	Deputy Chairman of the Board of Directors(3)	3.5.02-12.31.02	2003	86		—	315
SALZA Enrico	Deputy Chairman of the Board of Directors(3)	1.1.02-12.31.02	2003	112		124	27
BUSSOLOTTO Pio	Managing Director(3)	3.5.02-12.31.02	2003	507		413		(b)
IOZZO Alfonso	Managing Director(3)	1.1.02-12.31.02	2003	656		413		(c)

MARANZANA Luigi	Managing Director(3)	1.1.02-12.31.02	2003	656			413			(d)
BOUILLOT Isabelle	Director	3.5.02-12.31.02	2003	47			—		26
CARMI Alberto	Director	1.1.02-12.31.02	2003	62			93		—
FONTANA Giuseppe	Director	1.1.02-12.31.02	2003	82			116		62
GALATERI DI GENOLA E SUNIGLIA Gabriele	Director(3)	1.1.02-12.31.02	2003	71			116		26
GARDNER Richard	Director	1.1.02-12.31.02	2003	60			47		—
MANULI Mario	Director	1.1.02-12.31.02	2003	65			70		—
MARRONE Virgilio	Director(3)	1.1.02-12.31.02	2003		(e)			(e)	—
MATUTES Abel	Director	1.1.02-12.31.02	2003	59			47		—
MIHALICH Iti	Director(3)	1.1.02-12.31.02	2003	92			116		27
OTTOLENGHI Emilio	Director	1.1.02-12.31.02	2003	63			109		98
SACCHI MORSIANI Gian Guido	Director	3.5.02-12.31.02	2003	53			—		304
VERMEIREN Remi François	Director	1.1.02-12.31.02	2003	56			8		—
ARCUTI Luigi	Honorary Chairman(4)			—			47		—
ALBANI CASTELBARCO VISCONTI Carlo	Director(4)		4.30.01	—		—	39		—
BOTIN Emilio	Director(4)		4.30.01	—		—	8		—
INCIARTE Juan Rodriguez	Director(4)		4.30.01	—		—	47		—
MASINI Mario	Director(4)		4.30.01	—		—	47		—
SCLAVI Antonio	Director(4)		4.30.01	—		—	31		—
VERCELLI Alessandro	Director(4)		4.30.01	—		—	23		—
Statutory Auditors
PAOLILLO Mario	Chairman of Statutory Auditors	1.1.02-12.31.02	2004	105		—	—		240
BENEDETTI Aureliano	Statutory Auditor	1.1.02-12.31.02	2004	69		—	—		116
DALLOCCHIO Maurizio	Statutory Auditor	1.1.02-12.31.02	2004	71		—	—		21
MAZZI Paolo	Statutory Auditor	4.30.02-12.31.02	2004	50		—	—		—
VITALI Enrico	Statutory Auditor	4.30.02-12.31.02	2004	46		—	—		—
MIGLIETTA Angelo	Statutory Auditor	1.1.02-4.30.02		23		—	—		98

RAGAZZONI Ruggero	Statutory Auditor	1.1.02-4.30.02	23	—	—	78

(*)
Date of Shareholders' meeting called to approve the financial statements for the year.

(1)
This includes

  •
  for the Chairman and Managing Directors, the variable part of the emolument for 2002, as decided by the Board of Directors on 3/4/2003;

  •
  for the Directors, the emolument corresponding to the profit for the year 2001 of €1,203,000 divided proportionally to their presence at meetings held during the year, on the basis of a motion of the Board of Directors following the approval of the financial statements for 2001. For the year 2002, the amount due calculated according to Group results totals €889,000. Since the distribution to each member will be made after the Shareholders' meeting to approve the 2002 financial statements, such consideration will be reported in the relevant table attached to the financial statements for the year 2003.

(2)
Emoluments matured with SANPAOLO IMI S.p.A. subsidiary companies from the date of commencement of office and emoluments from the former Cardine Group of companies matured from the date of the merger (6/1/2002)

(3)
Members of the Executive Committee. Mr. Galateri di Genola e Suniglia, Director, resigned from his office as Member of the Executive Committee on 7/9/2002. On the same date, the Board of Directors appointed Virgilio Marrone, Director, to Membership of that Committee.

(4)
Members of the Board of Directors stepping down from office in 2001 for whom only the portion relating to the bonus for 2001 is shown.

(a)
€29,000 paid to SANPAOLO IMI SpA.

(b)
€438,000 paid to SANPAOLO IMI SpA.

(c)
€75,000 paid to SANPAOLO IMI SpA.

(d)
€184,000 paid to SANPAOLO IMI SpA.

(e)
€83,000 in emoluments of office and €116,000 in bonus and other incentives paid to IFI SpA.

Compensation paid to Directors, Statutory Auditors and General Managers—Leaving Banco di Napoli

Directors, Statutory Auditors and General Managers in office

				Compensation
				Remuneration for the office in the company that prepares the financial statements
	Office
Surname and name	Description of office	Period in office	Expiry of office			Non- monetary benefits	Bonuses and other incentives(1)		Other compensation
				(€ thousands)
Directors
PEPE Federico	Chairman of the Board of Directors	1.1.02-12.31.02	12.31.02	576		—	247	(a)	—
SERAFINO Vittorio	Managing Director	1.1.02-12.31.02	12.31.02		(b)	—	—		—
	Director	1.1.02-12.31.02	12.31.02		(b)	—	—		—
GUARINO Giuseppe	Director	1.1.02-12.31.02	12.31.02	38		—	—		—
IOZZO Alfonso	Director	1.1.02-12.31.02	12.31.02		(c)	—	—		—
MARANZANA Luigi	Director	1.1.02-3.12.02	3.12.02		(d)	—	—		—
MONTAGNESE Maurizio	Director	3.12.02-12.31.02	12.31.02		(e)	—	—		—
PICCA Bruno	Director	1.1.02-12.31.02	12.31.02		(f)	—	—		—
ZODDA Augusto	Director	1.1.02-12.31.02	12.31.02	38		—	—		—
Statutory Auditors
ORIOLI Giancarlo	Chairman of Statutory Auditors	1.1.02-12.31.02	12.31.02	59		—	—		—
SCIBETTA Sergio	Statutory Auditor	1.1.02-12.31.02	12.31.02	39
VILLARI Carlo	Statutory Auditor	1.1.02-12.31.02	12.31.02	36
CODACCI PISANELLI Vito	Supplementary Auditor	1.1.02-12.31.02	12.31.02	1
GRIMALDI Gian Paolo	Supplementary Auditor	1.1.02-12.31.02	12.31.02	1

(1)
This includes the bonus payable to the Chairman of the Board of Directors for the year 2001, which was paid in full and charged to 2002.

(a)
Furthermore, a variable emolument of €154,000 was assessed for 2002.

(b)
€300,000 collected as Managing Director and €36,000 as Director was paid to SANPAOLO IMI S.p.A.

(c)
The emoluments have been deposited with SANPAOLO IMI S.p.A. and are reported in the footer to the table relating to the compensation received as Managing Director of SANPAOLO IMI S.p.A.

(d)
The emoluments have been deposited with SANPAOLO IMI S.p.A. and are reported in the footer to the table relating to the compensation received as Managing Director of SANPAOLO IMI S.p.A.

(e)
€29,000 collected as Director was paid to SANPAOLO IMI S.p.A.

(f)
€37,000 collected as Director was paid to SANPAOLO IMI S.p.A.

Stock option plans

        The Shareholders' Meeting held on July 31, 1998 authorized the Board of Directors to make stock incentive (stock option) plans in favor of Group executives, resorting to increases in capital against payment up to a maximum amount subsequently established as €40 million, corresponding to 14,285,714 shares.

        On the strength of this power of attorney, the Board of Directors:

  •
  in the meeting held on February 9, 1999, presented a first plan, assigning to the Managing Directors, inasmuch as General Managers, and to other 56 executives, a total of 6,772,000 rights exercisable for one third as of 2000, for one third as of 2001 and for the remaining third as of 2002 and no later than March 31, 2003 (extended to March 31, 2004 with resolution of the Board of Directors of July 30, 2002), at a subscription price of €12.396 per share;

  •
  in the meeting of June 27, 2000, it presented a second plan, assigning to the Managing Directors, inasmuch as General Managers, and to other 122 executives, 3,378,270 rights exercisable as of 2003 and no later than March 31, 2005, at a subscription price of €16.45573 per share;

  •
  on December 18, 2001, it approved a third stock option plan, assigning to 171 Group executives, of which about 40 employees of subsidiaries, 4,030,000 rights exercisable after the detachment of the dividend for 2003 and no later than March 31, 2006, at a price of €12.7229.

        In compliance with CONSOB resolution no. 11971 of May 14, 1999, it is hereby noted that the Directors and Chairman of the Bank enjoyed the benefits of the following stock option plans:

  •
  1999/2001 Plan: within the scope of this plan, each Managing Director (Mr. Rainer Stefano MASERA and Mr. Luigi MARANZANA) received 370,000 rights to subscribe the Bank's shares at a price of €12.396 per share, with the right to exercise one third from 2000, one third from 2001 and the remaining third from 2002 and not after March 31, 2003. The latter term was deferred to March 31, 2004 by the Board of Directors meeting of July 30, 2002;

  •
  2000 Plan: within the scope of this plan, each Managing Director (Mr. Rainer Stefano MASERA and Mr. Luigi MARANZANA), received 188,285 rights to subscribe the Bank's shares at a price of €16.45573 per share, with the right to exercise such rights from 2003 until March 31, 2005.

        The Shareholders' Meeting, held on April 30, 2002, conferred a new power of attorney to the Board of Directors to make stock incentive plans in favor of Group executives, resorting to increases in capital against payment up to a maximum amount of €51,440,648 million, corresponding to 18,371,660 shares.

        On the strength of this power of attorney the Board of Directors, on December 17, 2002, presented a new stock option plan, structured thus:

  •
  recipients: 291 Group executives, of which about 77 employees of subsidiaries, in relation to the office held;

  •
  rights assigned: 8,280,000, of which 5,455,000 fixed and 2,825,000 with effective exercise subordinated to the achievement of the Group's ROE and cost income targets for 2003;

  •
  exercise of rights: after the detachment of the dividend for 2004 and no later than March 31, 2007; the exercise of the rights is permitted in the context of four periods during the year, each lasting 25 days, following approval of the Group's quarterly/half-year results;

  •
  share subscription price: €7.1264, corresponding to the average of SANPAOLO IMI's share prices in the month before approval of the plan;

  •
  restrictions: the exercise of the rights is subject to restrictions and cancellations, described in detail in the plan regulations, principally linked with the transferability of the rights and the organizational role of the beneficiaries.

        Furthermore, the Board of Directors, on May 14, 2002, presented a stock option plan for the Chairman and the Managing Directors, for the 2001-2003 three-year period, on the basis of the power of attorney approved by the Ordinary meeting of April 30, 2002 to use own shares at the service of the same plan.

        The plan thus presented, has the following characteristics:

  •
  total rights: 2,200,000 own shares;

  •
  recipients and assignable quantities:

  •
  Mr. Rainer MASERA, Mr. Alfonso IOZZO, Mr. Luigi MARANZANA: 450,000 total fixed rights each for the 2001-2003 three-year period, plus another 150,000 total rights each for the three-year period upon achieving an average share price (in the thirty days before the Meeting to approve the 2003 financial statements) of €20;

  •
  Mr. Pio BUSSOLOTTO: 300,000 total fixed rights for the remaining part of the 2001-2003 three-year period, with the possibility for increase by 100,000 rights at the same conditions stated above;

  •
  purchase price: arithmetic average of the prices during the last month before the Board's approval of the plan, which amounts to €12.6244;

  •
  periods of exercise of rights: at the end of the 2001/2003 three-year period, after the detachment of the dividend for 2003 and before approval by the Board of Directors of the 2005 financial statements and no later than March 31, 2006;

  •
  restrictions: non-admissible inter vivos transferability of the rights; forfeiture of the rights in the event of termination of office before expiry of the mandate; faculty of the Board of Directors, upon proposal of the Remuneration and Personnel Policies Technical Committee and having heard the opinion of the Board of Auditors, to confirm the rights, establishing the measure, taking account of the period of office already covered and the reasons determining the interruption of the same office.

        To implement this stock option plan, a proposal will be made to the Shareholders' meeting called to approve the 2002 financial statements, to authorize the purchase of own shares, as specified in the next point on the agenda.

        The following table shows the stock options assigned to the Directors and General Managers on the basis of Attachment 3C—Schedule 2, of Consob resolution no. 13616 dated June 12, 2002.

		Options at the beginning of the year			Options assigned during the year
								Expired or exercised options (**)	Options at the end of the year
Name and surname	Description of office(*)	Number of options	Average exercise price	Expiry	Number of options	Average exercise price	Expiry		Number of options	Average exercise price	Expiry
Plan 1999/2001				by 3/31/04							by 3/31/04
Rainer Stefano MASERA	Managing Director	123,334	12.396					—	123,334	12.396
Luigi MARANZANA	Managing Director	370,000	12.396					—	370,000	12.396
Plan 2000				from March 03 to 3/31/05							from March 03 to 3/31/05
Rainer Stefano MASERA	Managing Director	188,285	16.4557						188,285	16.45573
Luigi MARANZANA	Managing Director	188,285	16.4557						188,285	16.45573
Plan 2001/2003							from May 04 to 3/31/06				from May 04 to 3/30/06
Rainer Stefano MASERA	Chairman				450,000	12.6244			450,000	12.6244
Pio BUSSOLOTTO	Managing Director				300,000	12.6244			300,000	12.6244
Alfonso IOZZO	Managing Director				450,000	12.6244			450,000	12.6244
Luigi MARANZANA	Managing Director				450,000	12.6244			450,000	12.6244

(*)
Description of office at the moment rights are assigned.

(**)
Options expired or exercised during 2002.

        In 2002 the Board of Directors approved the first stock granting operation of SANPAOLO IMI shares to all Parent Bank personnel in service on June 27, 2002. The initiative, application for which was voluntary, was connected with the 2001 company production premium issued in May 2002.

        The assignment of free shares, stock granting, (unavailable for three years) involved 14,427 employees, 72.5% of those entitled. On the basis of the initiative regulations, personnel received 1,912,373 shares with a reference cost per unit of €10.0196 (calculated according to the current tax standards) for a commitment of €19.2 million.

        Lastly, the Board of Directors on March 4, 2003 approved the repetition of the stock granting operation to Parent Bank personnel, with voluntary application, for a cost graduated in relation to the individual level of remuneration, providing for a connection with the 2002 company production premium which will be issued in 2003.

Development of stock option plans in 2002

		Number of shares	Average exercize price	Market price
			(€)	(€)
(1)	Rights existing as of January 1, 2002	11,654,104	13.66497	12.041	(a)
(2)	New rights assigned in 2002 to Executives	5,455,000	7.1264	6.703	(b)
(3)	New rights assigned to President and Managing Directors	1,650,000	12.6244	11.742	(c)
(4)	Rights exercised in 2002	—	—	—
(5)	Rights lapsed in 2002(d)	-245,000	14.3989	—
(6)	Rights existing as of December 31, 2002	18,514,104	10.9061	6.200	(e)
(7)	Of which: exercisable on December 31, 2002(f)	—	—	—

(a)
Reference market price as of December 31, 2001

(b)
Reference market price as of December 18, 2002, first day after the resolution of the Board of Directors

(c)
Reference market price as of May 15, 2002, first day after the resolution of the Board of Directors

(d)
Rights no longer exercisable because holders no longer work for the Bank

(e)
Reference market price as of December 31, 2002

(f)
No rights were exercisable as of December 31, 2002 in that the date is not included in the infra-annual periods in which rights may be exercised. As of December 31, 2002, 4,305,834 residual rights for exercise (at a price of €12.396) in 2002 existed; these rights will again be exercisable from 2003

Development of stock option plans in 2001

		Number of shares	Average exercize price	Market price
			(€)	(€)
(1)	Rights existing as of January 1, 2001	8,227,020	14.06305	17.269	(a)
(2)	New rights assigned in 2001	4,030,000	12.7229	11.860	(b)
(3)	Rights exercised in 2001	-422,916	12.396	15.675	(c)
(4)	Rights lapsed in 2001(d)	-180,000	—	—
(5)	Rights existing as of December 31, 2001	11,654,104	13.66497	12.041	(e)
(6)	Of which: exercisable on December 31, 2001(f)	—	—	—

(a)
Reference market price as of December 29, 2000

(b)
Reference market price as of December 19, 2001, first day after the resolution of the Board of Directors

(c)
Average market price weighted for amounts exercised during market days during the "2001 exercising periods"

(d)
Rights no longer exercisable because holders no longer work for the Bank

(e)
Reference market price as of December 28, 2001

(f)
No rights were exercisable as of December 31, 2001 in that the date is not included in the infra-annual periods when rights may be exercised. As of December 31, 2001, 2,048,501 residual rights for exercise (at a price of €12.396) in 2001 existed; these rights will again be exercisable from 2002

Details of rights by exercise price and residual maturity

	Rights assigned as of 12/31/02					Incl.: exercisable as of 12/31/02
	Minimun remaining contractual validity
							Average residual contractual maturity
Exercise price (€)	February 03 - March 04(a)	May 03 - March 05	May 04 - March 06	May 05 - March 07	Total	Total
12.396	4,305,834	—	—	—	4,305,834	—	—
16.45573	—	3,208,270	—	—	3,208,270	—	—
12.7229	—	—	3,895,000	—	3,895,000	—	—
12.6244	—	—	1,650,000	—	1,650,000	—	—
7.1264	—	—	—	5,455,000	5,455,000	—	—

Total	4,305,834	3,208,270	5,545,000	5,455,000	18,514,104	—	—

(a)
The Board of Directors has postponed the deadline for exercising the 1999 plan, from March 2003 to March 2004

Details of rights by exercise price and residual maturity

	Rights assigned as of 12/31/01				Incl.: exercisable as of 12/31/01
	Minimun remaining contractual validity
						Average residual contractual maturity
Exercise price (€)	February 02 - March 03	May 03 - May 04	May 04 - March 06	Total	Total
12.396	4,305,834	—	—	4,305,834	—	—
16.45573	—	3,318,270	—	3,318,270	—	—
12.7229	—	—	4,030,000	4,030,000	—	—

Total	4,305,834	3,318,270	4,030,000	11,654,104	—	—

        In accordance with the recommendations of the Code of Conduct for Listed Companies promoted by Borsa Italiana S.p.A., a list is provided below of the offices held by Directors or Statutory Auditors of the Board of Directors of SANPAOLO IMI in other companies listed on regulated markets (even abroad), in financial institutions, banks, insurance companies or other significantly large companies.

DIRECTOR	OFFICE	COMPANY
Dr. Rainer MASERA	Chairman Member of the Board of Directors	Sanpaolo Imi International S.A. BEI - European Investment Bank
M.me Isabelle BOUILLOT	President du Directoire
President of the Supervisory Board
President
President of the Supervisory Board
Member of the Supervisory Board
President
Member of the Supervisory Board
Administrator
Member of the Supervisory Board
Member of the Board
Member of the Board
Member of the Supervisory Board
Member of the Supervisory Board
Member of the Supervisory Board
Member of the Board
Member of the Supervisory Board
Administrator
President of the Board	CDC Finance - CDC Ixis S.A.
CDC Ixis Financial Guaranty Holding S.A.
CDC Ixis Financial Guaranty North America Inc.
CDC Ixis Capital Markets S.A.
CDC Ixis Securities S.A.
CDC Ixis North America
CDC Ixis Asset Management S.A.
CDC Ixis AM US Corporation
CDC Ixis Private Capital Management S.A.
CDC Ixis Private Equity S.A.
CDC Ixis Immo S.A.
CDC Ixis Italia Holding S.A.
Accor S.A.
Caisse Nationale des Caisses d'Epargne
Compagnie de Saint Gobain
CNP Assurances
Compagnie Financiére Eulia S.A.
Sociéte de Gestion de CDC Euro Obligations
Rag. Pio BUSSOLOTTO	Managing Director Managing Director Director	Cardine Finanziaria S.p.A. Cassa di Risparmio di Padova e Rovigo S.p.A. Sanpaolo Imi International S.A.
Cav. Lav. Alberto CARMI	/	/
Dr. Giuseppe FONTANA	Director	Banca Popolare di Sondrio
Dr. Gabriele GALATERI di GENOLA e SUNIGLIA	Director Director Director Managing Partner Director Director Director Director Director Director	Accor S.A.
Birra Peroni Industriale S.p.A.
Cassa di Risparmio di Savigliano S.p.A.
Giovanni Agnelli e C. S.a.p.a.z.
Fiat S.p.A.
IFI S.p.A.
Sanpaolo Imi Investments So.par.fi.
Sifalberghi S.r.l.
Toro Assicurazioni S.p.A.
Worms & Cie
Mr. Richard GARDNER	/	/
Dr. Alfonso IOZZO	Director Director Director (Supervisory Board)	Sanpaolo Imi International S.A. NHS Mezzogiorno SGR S.p.A. CDC Finance - CDC Ixis S.A.
Cav. Lav. Mario MANULI	Managing Director Deputy Chairman and Managing Director Director Director	Manuli Rubber Industries S.p.A. Manuli Packaging S.p.A. Terme di Saturnia S.r.l. Web Equity S.p.A.
Rag. Luigi MARANZANA	Chairman Director Director Director	Sanpaolo Imi Wealth Management S.p.A. Banca Imi S.p.A. Sanpaolo Imi International S.A. Sanpaolo Imi Internazionale S.p.A.
Dr. Virgilio MARRONE	Director	Fiat S.p.A.
Dr. Abel MATUTES	/	/

Dr. Iti MIHALICH	Director Director Deputy Chairman Director Managing Director Director Director Director Director Director Director Director Director Director Chairman Director Director Director	Aci Global S.p.A.
Agemut Sociedad de Agencia de Seguros de Mutral
Ala Service S.p.A.
Banca Reale S.p.A.
Italiana Assicurazioni S.p.A.
La Piemontese Assicurazioni S.p.A.
La Piemontese Vita S.p.A.
Reale Asistencia - Compania de Seguros S.A.
Reale Autos y Seguros Generales S.A.
Reale Immobili
Reale Sum - Agrupacion de Interes Economico
Reale Vida S.A.
Rem Assicurazioni S.p.A.
Inmobiliaria Grupo Asegurador Reale S.A.
Rem Vie S.A.
Sara Assicurazioni S.p.A.
Sara Vita S.p.A.
Reale Mutua di Assicurazioni
Dr. Emilio OTTOLENGHI	Director Director Managing Director Director (Supervisory Board) Chairman	Sanpaolo Imi International S.A. Autostrade S.p.A. La Petrolifera Italo Rumena S.p.A. Solving International VIS S.p.A.
Comm. Orazio ROSSI	Chairman Chairman Chairman Member of the Board of Directors Member of the Board of Directors Member of the Board of Directors	Cardine Finanziaria S.p.A.
Cassa di Risparmio di Padova e Rovigo S.p.A.
Sanpaolo Imi Internazionale S.p.A.
Cassa di Risparmio di Udine e Pordenone S.p.A.
Sanpaolo Imi International S.A.
Eptaconsors S.p.A.
Prof. Avv. Gian Guido SACCHI MORSIANI	Chairman Deputy Chairman Deputy Chairman Deputy Chairman Deputy Chairman substitute Director	Cassa di Risparmio in Bologna S.p.A. Eptaconsors S.p.A. Cardine Finanziaria S.p.A. GE.RI.CO. S.p.A. Finemiro Banca S.p.A. Cassa di Risparmio di Venezia S.p.A.
Ing. Enrico SALZA	Managing Director Director Director	Tecnoholding S.p.A. Sanpaolo Imi International S.p.A. Thera It Global Company
M. Remi François VERMEIREN	Chairman President of the Executive Committee	KBC Bank KBC Bank and Insurance Holding Company

Loans and guarantees given

(Table 1.2 B.I.)

	12/31/02	12/31/01	12/31/00
	(€/mil)
Directors	39	44	6
Statutory Auditors	—	—	1

        The amounts indicated above include loans granted to and guarantees given by the Group to the Directors and Statutory Auditors of the Parent Bank, for €0.1 million (€0.1 million as of December 31, 2001), and to companies and banks identified pursuant to article 136 of the Consolidated Banking Act, for €38.7 million (€44.4 million as of December 31, 2001), including the drawdown against credit lines granted to the latter.

Attachments

Statement of changes in consolidated shareholders' equity

        Shareholders' equity as per financial statements

	Capital	Reserves and retained earnings	Reserve for general banking risks	Goodwill arising on consolidation and on application of the equity method	Net income	Shareholders' equity as per financial statements	Own shares in the Parent Bank's portfolio	Shareholders' equity as per reclassified
	(€/mil)
Shareholders' equity as of December 31, 2001	3,932	2,867	356	118	1,203	8,476	(294)	8,182

Allocation of 2001 net income
—to reserves	—	430	—	—	(430)	—	—	—
—to shareholders	—	—	—	—	(773)	(773)	—	(773)
Changes in the Parent Bank's own shares
—increases		—	—	—	—	—	(403)	(403)
—use for merger with Cardine		—	—	—	—	—	678	678
—other decreases		—	—	—	—	—	19	19
Reclassification between reserves	—	24	—	(24)	—	—	—	—
Merger with Cardine Banca
—increase of capital	1,212	—	—	—	—	1,212	—	1,212
—change in reserves	—	829	22	—	—	851	—	851
Portion of tax benefits from the Banco Napoli merger	—	250	—	—	—	250	—	250
Change in Reserve for general banking risks	—	—	(364)	—	—	(364)	—	(364)
Differences arising on the translation of foreign currency financial statements and other adjustments		(4)	—	—	—	(4)	—	(4)
Net income	—	—	—	—	889	889	—	889

Shareholders' equity as of December 31, 2002	5,144	4,396	14	94	889	10,537	—	10,537

Reconciliation between the Parent Bank's financial statements and the consolidated financial statements for 2002

	Net income	Capital and reserves	Shareholders' equity	Reserve for possible loan losses	Total
	(€/mil)
Financial Statements of the Parent Bank	764	9,192	9,956	—	9,956

Balance of subsidiary companies consolidated line-by-line	730	12,035	12,765	194	12,959
Consolidation adjustments:
—book value of line-by-line consolidated investments	—	(9,139)	(9,139)	—	(9,139)
—dividends of consolidated companies	(1,149)	298	(851)	—	(851)
—amortization of goodwill arising on consolidation and on application of the equity method	(183)	(298)	(481)	—	(481)
—elimination of goodwill arising on consolidation and on application of the equity method	—	(1,326)	(1,326)	—	(1,326)
—elimination of gains on sale of investments	23	(1,427)	(1,404)	—	(1,404)
—valuation of investments at net equity	137	94	231	—	231
—writedowns of equity investments	353	—	353	—	353
—minority interests	(43)	(291)	(334)	—	(334)
—elimination of reserve for possible loan losses	59	64	123	(123)	—
—adjustment to Group accounting policies	53	(53)	—		—
—elimination of amortization of Banco di Napoli merger deficit	155	—	155	—	155
—portion of tax benefits from the Banco di Napoli merger	—	250	250	—	250
—elimination of prior year writedowns in investments made for fiscal purposes	—	229	229	—	229
—other	(10)	20	10	—	10

Consolidated Financial Statements	889	9,648	10,537	71	10,608

List of equity investments as of December 31, 2002, higher than 10% in unlisted companies represented by shares with voting rights and in limited liability companies (Consob resolution 11715 of November 24, 1998)(1)

Name	Held by	%
Abruzzo Capital S.p.A.	Banca Popolare dell'Adriatico	16.90
Agricola del Varano S.r.l.	Banca Agricola di Cerea	26.58
Agricola Favorita S.r.l.	Banca Agricola di Cerea	99.32
Alilaguna S.r.l.	Cassa di Risparmio Venezia	80.00
Banque Galliere S.A. (in liq.)	Cassa di Risparmio Bologna	17.50
Beato Edoardo Materiali Ferrosi S.r.l.	Cassa di Risparmio Padova e Rovigo	50.00
Biessefin S.p.A. (in liq.)	Sanpaolo IMI	36.10
Calitri Denim Industries S.p.A.	Isveimer (in liq.)	14.29
Calzaturificio Novella	Cassa di Risparmio Venezia	45.00
Calzaturificio Zampieri	Cassa di Risparmio Venezia	25.00
Celeasing S.r.l.	Sanpaolo IMI	100.00
Cen. Ser. Centro Servizi S.p.A.	Cassa di Risparmio Padova e Rovigo	11.60
Centro S.r.l.	Cassa di Risparmio Padova e Rovigo	100.00
Chateau Bolides S. a r.l.	Immobiliare 21	49.00
Cifrali 8 (in liq.)	Banque Sanpaolo	18.30
Cifrali 9	Banque Sanpaolo	14.09
Cive S.p.A.	Sanpaolo IMI	68.97
Crif S.p.A.	Invesp	5.05
	Sanpaolo IMI	5.05

		10.10

Dulevo S.p.A. (bankrupt)	Sanpaolo IMI	16.30
Efrem S.r.l.	Servizi	20.00
Elvetia Edile S.r.l.	Sanpaolo IMI	100.00
Emporium S.r.l.	Cassa di Risparmio Padova e Rovigo	51.27
Esped Spedizioni S.r.l.	Banca Agricola di Cerea	29.80
Evoluzione 94 S.p.A.	Sanpaolo IMI	5.99
	Cassa di Risparmio Bologna	2.55
	Cassa di Risparmio Gorizia	1.67
	Cassa di Risparmio Udine e Pordenone	0.30

		10.51

Fata Group S.r.l.	IMI Investimenti	13.17
Fides S.p.A. (bankrupt)	Isveimer (in liq.)	20.00
Fin. Tess. S.p.A.	Cassa di Risparmio Padova e Rovigo	98.00

Finlombarda Leasing S.p.A. (in liq.)	Sanpaolo IMI	14.00
Finplozner S.p.A.	Cassa di Risparmio Udine e Pordenone	25.00
Fly United Spedizioni Internazionali S.r.l.	Banca Agricola di Cerea	20.22
Fonti di Gaverina	Sanpaolo IMI	66.62
Four C S.r.l.	Cassa di Risparmio Venezia	100.00
Fratelli Comunello S.p.A.	Cassa di Risparmio Padova e Rovigo	50.00
Gerard H Polderman S.r.l.	Banca Agricola di Cerea	100.00
Giraglia Immobiliare S.p.A.	Sanpaolo IMI	17.15
Guiness Peat Aviation ATR Ltd	Sanpaolo IMI Bank Ireland	12.50
I Guardi	Cassa di Risparmio Venezia	56.00
IAM Piaggio S.p.A.	Sanpaolo IMI	9.68
	Banca Fideuram	3.74

		13.42

Idra Partecipazioni S.p.A.	Ldv Holding	11.56
Immobiliare dell'Isola Cattaneo S.p.A.	Sanpaolo IMI	48.57
Immobiliare Femar S.p.A.	Banca Agricola di Cerea	38.57
Immobiliare Meduna S.r.l.	Cassa di Risparmio Venezia	40.00
Immobiliare Peonia Rosa S.r.l.	Sanpaolo IMI	47.00
Immobiliare San Giuliano S.r.l.	Cassa di Risparmio Venezia	50.00
Immobiliare Santa Caterina S.r.l.	Sanpaolo IMI	100.00
Impianti S.r.l. (in liq.)	Sanpaolo IMI	14.16
Integrated Shipping Company S.p.A.	Sanpaolo IMI	100.00
Istituto per l'Enciclopedia della Banca e della Borsa S.p.A.	Sanpaolo IMI	12.12
	Banca Fideuram	0.34

		12.46

Isveimer S.p.A. (in liq.)	Sanpaolo IMI	65.22
	Banca Popolare dell'Adriatico	0.17

		65.39

Italpower S.p.A. (in liq.)	IMI Investimenti	15.00
Ittica Ugento S.p.A.	Sanpaolo IMI	26.96
Kall Kwik Italia S.p.A. (in liq.)	Sanpaolo Leasint	15.00
Kish Receivables Co.	Tobuk	20.83
Kyle Receivables Co.	Tushingham	11.11
La Compagnia Finanziaria S.p.A.	Sanpaolo IMI	12.09
La Promessa S.r.l.	Cassa di Risparmio Padova e Rovigo	100.00

Lillo S.p.A.	Sanpaolo IMI	50.00
Lima—Lto S.p.A.	Cassa di Risparmio Gorizia	95.50
Lingotto S.p.A.	CSP Investimenti	15.65
Loseri S.p.A.	Sanpaolo IMI	18.40
Loop S.p.A.	Sanpaolo Leasint	19.79
Marche Capital S.p.A.	Banca Popolare dell'Adriatico	11.99
Metalgalante S.r.l.	Cassa di Risparmio Venezia	40.00
Mirano Costruzioni	Cassa di Risparmio Venezia	100.00
Pantecna S.p.A. (bankrupt)	Sanpaolo IMI	15.50
Pharmacom S.r.l.	Farbanca S.p.A.	17.00
Pila 2000 S.p.A.	Cassa di Risparmio Padova e Rovigo	37.19
Pragma S.r.l.	Sanpaolo IMI	100.00
Print S.r.l.	Banca Popolare dell'Adriatico	100.00
Raco S.p.A.	Ldv Holding	12.30
S.A. Imm. De Construction de Monteclin (in liq.)	Banque Sanpaolo	11.30
S.T.C. Servizio Trasporti Combinati S.p.A.	Sanpaolo IMI	100.00
Sago S.p.A.(2)	Sanpaolo IMI	26.67
Sazic S. a r.l.	Societé Fonciere d'Investissement	99.00
	Societé Immobiliere d'Investissement	1.00

		100.00

SCI Balcons Sainte Marie	Banque Sanpaolo	17.95
SCI Boissy Griselle 7	Societé Fonciere d'Investissement	99.00
	Societé Immobiliere d'Investissement	1.00

		100.00

SCI Boissy RER 5	Societé Fonciere d'Investissement	90.00
SCI Boissy RER 8	Societé Fonciere d'Investissement	99.00
	Societé Immobiliere d'Investissement	1.00

		100.00

SCI Boissy Saint Leger 94	Societé Fonciere d'Investissement	99.00
	Societé Immobiliere d'Investissement	1.00

		100.00

SCI La Source de Saint Hilarie (in liq.)	Societé Immobiliere d'Investissement	98.00
SCI Le Chevalier	Societé Immobiliere d'Investissement	99.00
	Societé Fonciere d'Investissement	1.00

		100.00

SCI Le Clos de Noyer (in liq.)	Banque Sanpaolo	15.00
Serit S.p.A.—Servizi Riscoss. Imposte e Tesoreria (in liq.)	Sanpaolo IMI	18.64
Servizi Interbancari S.p.A.	Sanpaolo IMI	11.16
Soa Nordest S.p.A.	Cassa di Risparmio Padova e Rovigo	15.00
Società Capua Group Imbottigliamento Bevande Gassate S.p.A.	Sanpaolo IMI	100.00
Società Manifattura del Piave S.r.l.	Cassa di Risparmio Padova e Rovigo	38.52
Società per la Gestione di Attività S.p.A.—S.g.a.	Sanpaolo IMI	100.00
Sofimer S.p.A.	Isveimer (in liq.)	20.00
Sosib Industriale e Commerciale S.r.l.	Sanpaolo IMI	60.00
SSB—Società per i Servizi Bancari S.p.A.	Sanpaolo IMI	15.54
	Banca Fideuram	0.02

		15.56

Società Trasporto Telematico S.p.A.	Cardine Finanziaria	15.73
Societè Fonciere Joseph Vallot S.A.	Societé Fonciere d'Investissement	100.00
Sogepi et Cie Le Fournas S.n.c. (in liq.)	Banque Sanpaolo	12.50
Sviluppo Finanza Mobiliare S.p.A.	Sanpaolo IMI	10.87
Tecnoalimenti S.c.p.A.(2)	Sanpaolo IMI	20.00
Tecnobiomedica S.p.A.(2)	Sanpaolo IMI	26.22
Tecnocittà S.r.l.	Sanpaolo IMI	12.00
Tecnofarmaci S.p.A.(2)	Sanpaolo IMI	20.50
Tecnogen	Sanpaolo IMI	29.96
Tecnotessile S.r.l.(2)	Sanpaolo IMI	40.00
Torsyl S.A. (in liq.)	Sanpaolo IMI International	15.79
Zwalen & Mayr S.A.	Sanpaolo IMI International	12.96

(1)
This excludes equity investments already listed in Note (14)

(2)
Equity investments originating from transactions as per Law October 25, 1968, no. 1089 (Applied Research Fund).

(32) SIGNIFICANT DIFFERENCES BETWEEN ITALIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

        As described in Note 1, the Consolidated Financial Statements of the SANPAOLO IMI Group are presented in accordance with generally accepted accounting principles prescribed by Italian law as supplemented by the accounting principles established or adopted by the Italian Accounting Profession (collectively "Italian GAAP") that vary in certain significant respects from generally accepted accounting principles in the United States of America ("U.S. GAAP").

•	SIGNIFICANT DIFFERENCES IN VALUATION AND INCOME RECOGNITION PRINCIPLES UNDER ITALIAN AND U.S. GAAP	Note 32.1
•	NET INCOME AND SHAREHOLDERS' EQUITY RECONCILIATION BETWEEN ITALIAN AND U.S. GAAP	Note 32.2
•	SIGNIFICANT PRESENTATION DIFFERENCES BETWEEN ITALIAN AND U.S. GAAP	Note 32.3
•	CONSOLIDATED FINANCIAL STATEMENTS	Note 32.4
•	ADDITIONAL INFORMATION REQUIRED BY U.S. GAAP	Note 32.5

(32.1) SIGNIFICANT DIFFERENCES IN VALUATION AND INCOME RECOGNITION PRINCIPLES UNDER ITALIAN AND U.S. GAAP

        The following is a summary of the main differences in valuation and income recognition principles between Italian GAAP and U.S. GAAP, which are relevant to the Group's Consolidated Financial Statements. The impact on net income and shareholders' equity of each of these differences is reconciled within Note 32.2 below.

        Certain amounts reported in the US GAAP reconciliation related to the 2001 year have been revised as follows:

  •
  Reclassification from the line item "Business Combinations—Purchase Price Allocation" to the line "Employee Termination Cost";

  •
  Reclassification from the line item "Business Combinations—Purchase Price Allocation" to the line "Allocation to Goodwill".

        Furthermore, certain minor reclassifications have been made within the numbers reported in the U.S. GAAP reconciliation for the previous year.

ITALIAN GAAP	U.S. GAAP
(a) Business Combinations
Italian GAAP does not provide any guidance in determining the appropriate accounting treatment for a business combination involving the exchange of stock.	Until June 30, 2001 both the purchase method and the pooling of interests method were acceptable methods of accounting for a business combination, according to certain criteria. For all business combinations initiated after this date, the pooling of interest method is no longer permitted.
Reversal of results prior to acquisition date

Certain significant mergers within the Group have been accounted using the "pooling of interest" method under U.S. GAAP, except for consolidating the merged entity at the beginning of the year in which the business combination is consummated.
All the business combinations accounted for using the pooling of interest method under Italian GAAP would have been accounted for using the purchase method under US GAAP and therefore consolidated from the date of acquisition.
Allocation to Goodwill

Where the purchase method of accounting for a business combination has been applied, goodwill is capitalized and amortized over its useful life that should not exceed 20 years. Business combinations undertaken by the Group that have been accounted for as a pooling result in a reserve within shareholders' equity (referred to as "negative goodwill" within the Italian GAAP financial statements), which is used to offset positive amounts of goodwill arising from subsequent business combinations, accounted for using the purchase method.
Until January 1, 2002 goodwill was capitalized and amortized over its estimated useful life. From that date, goodwill is no longer amortized but reviewed at least annually for impairment at a reporting unit level instead, in accordance with FAS 142.
Purchase Price Allocation
Using the pooling of interest method requires the assets and liabilities of the merged entity to remain at cost.
Using the purchase method under U.S. GAAP results in the allocation of the purchase price to the assets and liabilities of the acquired company. These fair value adjustments are amortized over their individual useful economic lives.

ITALIAN GAAP	U.S. GAAP

(b) Investments in Debt, Equity Securities and Own Bonds
Debt and equity securities held for investment or trading purposes are accounted for as follows:	Debt and marketable equity securities are classified according to management's intent within one of the following categories:
•
Investment debt securities are stated at amortized cost less any write-down for permanent diminution in value; the original value of the investment is reinstated if the reason for write-downs cease to apply.	• Held to maturity securities are measured at amortized cost less any other than temporary impairment. Reversals of impairments are not permitted.
•
Marketable debt securities and equity securities held for trading purposes and all other securities held without a particular identifiable purpose are classified as trading securities. These securities are recorded at market value, with the related unrealized gains and losses recognized in the income statement.	• Trading securities are held at fair value with unrealized gains or losses recognized in the income statement;
•
Available for sale securities are held at fair value, with unrealized gains recorded as a net amount directly to a separate component of equity until they are realized, at which time the gain or loss is reclassified to the income statement. Any "other than temporary" impairment is taken to the income statement. Reversals of impairments are not permitted;
Debt and equity securities held for sale in the Group's insurance portfolio are recorded at cost, or at the lower of cost or market value, with any related losses recognized in the income statement.	Investments in debt and marketable equity securities held within the Group's insurance portfolios would be classified and recorded based on management's intent described above.

Permanent investments in companies where the Group owns less than 20% of the voting shares are stated at cost, less any write-down for permanent diminution in value. The original value of the investment is reinstated if the reason for write-downs cease to apply.
Non-marketable equity investments of 20% or less are accounted for under the cost method, reduced through write-downs to reflect "other than temporary" impairments in value. Reversals of impairments are not permitted.
Holding of own bonds are classified and accounted for similar to third party debt securities.
Purchases of own bonds are treated as a reduction of the debt outstanding. Any difference between the cost of repurchase and the carrying value of the liability is taken to the income statement. Any gain or loss on resale is treated as a premium or discount and amortized over the remaining term of the bond.

ITALIAN GAAP	U.S. GAAP
(c) Revaluation of Premises
Premises are recorded in the financial statements at original cost, adjusted in some circumstances for the application of specific monetary revaluation required by Italian law.	Revaluations of fixed assets are not permitted.
Depreciation is charged on properties based on the revalued amount.	Depreciation is charged on all properties based on cost.
ITALIAN GAAP	U.S. GAAP
(d) Treasury Shares

Treasury shares purchased by the Parent are recognized on the balance sheet as assets and carried at acquisition cost, while those purchased by subsidiaries are also recognized on the balance sheet as assets, but carried at fair value with unrealised gains and losses taken in the income statement. Gains and losses on sales are recorded through earnings.	Treasury shares are classified as treasury stock and shown as a deduction from shareholders' equity at cost.
ITALIAN GAAP	U.S. GAAP
(e) Advertising and Start-Up Costs
Advertising and start-up costs are deferred and amortised over five years.	Advertising and start-up costs are expensed as incurred.
ITALIAN GAAP	U.S. GAAP
(f) Derivatives and Hedging Activities

The accounting treatment for derivatives is dependent upon whether the derivative is entered into and qualifies as a hedge of an asset, liability or firm commitment. Derivatives not qualifying as hedges are recorded at fair value with changes in fair value recognized in the income statement. Derivatives qualifying as a hedge are generally not reflected in the financial statements until the corresponding impact of the hedged transaction is recognized in the income statement. Embedded derivatives are separated from the underlying host contract, but are held at cost.
US GAAP only permits hedge accounting to be applied if certain criteria are met.

The Group has chosen not to adopt hedge accounting for all derivatives held for non-trading purposes due to the operational cost of meeting the documentation and effectiveness requirements of FAS133.

These are considered effective as economic hedges and continue to qualify for hedge accounting under Italian GAAP.

All derivative instruments (including certain derivative instruments embedded in other contracts) are recorded in the balance sheet as either an asset or liability measured at fair value with changes in fair value recognized in the income statement.

ITALIAN GAAP	U.S. GAAP
(g) Modification of Debts
Italian GAAP requires a similar treatment as U.S. GAAP of modified debt in only limited circumstances, such as if the original loan was non-performing.
Under U.S. GAAP, a modification of debt such as a performing loan should be treated as an extiguishment of debt, if certain criteria are met. A gain or loss is recognized in the income statement at the time the original instrument is extinguished.
ITALIAN GAAP	U.S. GAAP
(h) Pension Plans

Defined benefit pension plans have been granted to certain employees by separate legal entities. The Group is contingently liable in the future if the assets of the plans are insufficient to fund the future benefit payments to the plan participants.	The liabilities and assets of the defined benefit pension plan are measured based on an "attribution period" as defined in SFAS 87.
The liability and assets are estimated on a total service basis. As such, the Group has accrued amounts reflecting its contingent liability to the plan.	The company has adopted an accounting policy to reflect the minimum required recognition of experience (gains)/losses as defined under SFAS 87.
An adjustment has therefore been recorded to reflect the differences described.
ITALIAN GAAP	U.S. GAAP
(h) Stock Option Plans

There is no specific accounting principle or established method for accounting for stock option plans under Italian GAAP. Stock option plans are not recorded within the financial statements; only a narrative disclosure is provided within the management report. The Group records stock-based compensation such as awards of stock options as an issuance of stock when an employee exercises the options.
The Group has elected to apply APB No. 25 and related interpretations in accounting for stock option plans. The difference between the quoted market price of the stocks granted or awarded on the measurement day less the amount, if any, the employee is required to contribute is expensed as compensation cost during the vesting period. The measurement date is the first date at which both (1) the number of shares the employee is entitled to receive and (2) the option or the purchase price, if any, are known.

If the indexed part of the stock based compensation award is hedged by a linked derivative or other hedging instrument, fair value changes in both the hedged item and the hedging instrument are deferred until the maturity date of the plan.
The derivative is recognized on the balance sheet as an asset or liability at fair value. Changes in fair value of the derivative are reported through earnings. The estimated compensation cost of the award is recognized as a liability and subsequently adjusted for changes in the estimated cost through the income statement.
ITALIAN GAAP	U.S. GAAP
(i) Employee Termination Costs

A restructuring liability is accrued for the estimated cost of early retirement when a decision has been made and approved at the appropriate governance level to reduce personnel through the offering of early retirement compensation. The estimated liability is based on projections of the eligible employees that will accept the early retirement offer and the respective cost to be incurred upon their retirement.
Permissible accruals of employee termination cost relating to business combinations or restructuring are limited to the estimated cost of involuntary terminations. No accrual is permitted for voluntary terminations until the employee is eligible for the termination benefits and has accepted the termination offer.

ITALIAN GAAP	U.S. GAAP
(j) Deferred Taxes
Deferred taxes are not calculated on reserves generated by either domestic and foreign group companies if those reserves will not be distributed.	Deferred taxes are calculated on reserves generated by domestic group companies irrespective of whether they will be distributed.
Deferred tax assets are only recorded when they are "reasonably certain" of occurring.
Deferred tax assets are recorded with respect to all temporary differences. A valuation allowance is recorded against a deferred tax asset when it is "more likely than not" that some portions of the deferred tax asset will not be realized. This results in a larger net deferred tax assets balance being recorded under U.S. GAAP when compared to Italian GAAP.
ITALIAN GAAP	U.S. GAAP
(k) Allowance for General Bank Risks

This provision covers the general business risks of the Group and, as such, forms part of the shareholders' equity in compliance with international supervisory standards and Bank of Italy instructions. The provision is accrued through a charge to the income statement.	Provisions for potential losses such as an allowance for general banking risks are not allowed under US GAAP.
ITALIAN GAAP	U.S. GAAP
(l) Consolidation of Insurance Subsidiaries

Insurance subsidiaries are included in the consolidated financial statements using the equity method even when the Group directly or indirectly, on a non-temporary basis, holds more than 50% of the voting share capital.
Consolidation is required when control is exercised over the entities. The Parent exerts control over the insurance entities through ownership of the majority of the voting share capital and shall therefore apply full consolidation to such businesses. Summarised financial information regarding these companies is reported in the Note 32.5 below.
ITALIAN GAAP	U.S. GAAP
(m) Deferred Acquisition Costs and Actuarial Reserves

Acquisition costs for new insurance life contracts are expensed as incurred by the Group's life insurance companies.

Actuarial reserves are calculated for each individual contract on a prospective basis. Linked contracts are held at market value. Additional reserves are recorded and calculated for interest rate risk, expenses, excess annuities and mortality for index-linked policies.
Acquisition costs that vary with and are primarly related to the production of new and renewal contracts are deferred. For conventional life insurance products, acquisition costs are amortized over premiums and for investment-type policies, they are amortized over expected gross profits, if positive.

The additional reserves for interest rate risk and expenses reserves are not allowed under US GAAP.

Amounts assessed that represent compensation to the insurance enterprise for services to be provided in future periods are not earned in the period assessed. Such amounts are reported as URL (unearned revenue liability) and are recognized in income over the period benefited using the same assumptions and factors used to amortize acquisition costs (DAC).
These adjustments are reported in the reconciliation within the item "insurance companies".

ITALIAN GAAP	U.S. GAAP
(n) Proportional Consolidation
Companies that are under joint control may be consolidated using the proportional consolidation method.	Companies that are under joint control should be accounted for using the equity method.
Summarized financial information regarding these companies is not provided as they are not significant.
ITALIAN GAAP	U.S. GAAP
(o) Earnings Per Share

Disclosure of earning per share is recommended but not required. Sanpaolo IMI discloses such information using U.S. GAAP guidance for determining the basic and diluted number of share used in the calculation.	Disclosure is required of a basic and diluted earnings per share measured, calculated in accordance with SFAS128 "Earnings Per Share".

(32.2) NET INCOME AND SHAREHOLDERS' EQUITY RECONCILIATION BETWEEN ITALIAN AND U.S. GAAP

        The following is a summary of the most significant adjustments to consolidated net income and to consolidated shareholders' equity which would be required if U.S. GAAP had been applied to the accompanying Consolidated Financial Statements.

Net income

		Year ended December 31,
		2002	2001	2000
		(€/mil)
	Net income after minority interest as reported under Italian GAAP	889	1,203	1,292
a)	Business Combinations:
	Allocation to Goodwill: impairment	(982)	—	—
	Allocation to Goodwill: (amortization)/reverse of amortization	198	(297)	(215)
	Purchase Price Allocation	(549)	(440)	(87)
	Reversal of results prior to acquisition	(155)
b)	Investments in Debt and Equity Securities and Own Bonds	(90)	28	(28)
c)	Revaluation of Premises	8	44	64
d)	Treasury Shares	21	(15)	(89)
e)	Advertising and Start-Up Costs	4	2	(6)
f)	Derivatives and Hedging Activities	75	5	—
f)	Implementation of FAS 133 (net of tax effect)	—	(19)	—
g)	Modification of Debts	(87)	—	—
h)	Pension Plans	12	6	6
h)	Derivatives on Stock Based Compensation Plans	—	(137)	162
h)	Stock Based Compensation Plans	(24)	127	(109)
h)	Stock Option Plans	—	(2)	(3)
i)	Employee Termination Costs	(74)	(77)	—
j)	Deferred Tax on Equity reserves	(19)	(94)	9
j)	Deferred Tax on US GAAP adjustments	94	262	(8)
k)	Allowance for General Banking Risks	(364)	1	(2)
l)	Insurance Subsidiaries:
	Deferred Acquisition Costs and Actuarial Reserves (m)	(123)	(55)	(21)
	Investment in Debt and Equity Securities (b)	36	20	61
	Revaluation of Premises (c)	9	—	—
	Derivatives and Hedging Activities (f)	(2)	2	—
	Deferred Tax on US GAAP adjustments (j)	22	9	(18)
	Deferred Tax on equity reserves (j)	(19)	(2)	(5)

	Net income/loss after minority interest in accordance with U.S. GAAP	(1,120)	571	1,003

o)	Basic Earnings/Loss Per Share (in Euro)	(0.683)	0.412	0.738
o)	Diluted Earnings/Loss Per Share (in Euro)	(0.683)	0.411	0.737
	Comprehensive income
	Net income/loss after minority interest in accordance with U.S. GAAP	(1,120)	571	1,003
	Gross change in unrealized gain/loss on AFS securities	(149)	(248)	306
	Less: reclassification adjustments (for realized gains/losses on sales of AFS securities previously included in comprehensive income)	364	(148)	(130)

	Net change in unrealized gain/loss on AFS securities	215	(396)	176
	Change in foreign currency translation adjustments	—	—	4
	Amortization of cash flow hedge reclassified as earnings/costs (FAS 133)	5	4	—
	Cumulative effect of change in accounting principle, net of related tax effect	—	(13)	—
	Tax effect	(33)	111	(56)

	Other comprehensive income	187	(294)	124

	Comprehensive income	(933)	277	1,127

	Tax effect of other comprehensive income components
	Tax effect of gross gain/loss on AFS securities	(27)	58	(112)
	Tax effect of reclassification adjustments	(5)	53	56

	Tax effect of net change in unrealized gain/loss on AFS securities	(32)	111	(56)
	Tax effect of amortization of cash flow hedge reclassified as earnings/costs	(1)	—	—

		(33)	111	(56)

Shareholders'equity

		Year ended December 31,
		2002	2001
		(€/mil)
	Shareholders' equity in accordance with Italian GAAP	10,537	8,476
a)	Business Combinations:
	Allocation to Goodwill	4,136	3,614
	Purchase Price Allocation	2,339	597
b)	Investments in Debt and Equity Securities and Own Bonds	76	76
c)	Revaluation of Premises	(492)	(500)
d)	Treasury Shares	(31)	(304)
e)	Advertising and Start-Up Costs	—	(4)
f)	Derivatives and Hedging Activities	(20)	(12)
f)	Implementation of FAS 133 (net of tax effect)	—	(42)
g)	Modification of Debts	(87)	—
h)	Pension Plans	124	112
h)	Derivatives on Stock Based Compensation Plans	—	—
h)	Stock Based Compensation Plans	—	24
i)	Employee Termination Costs	121	175
j)	Deferred Tax on Equity Reserves	(564)	(469)
j)	Deferred Tax on US GAAP adjustments	(1,206)	(172)
l)	Insurance Subsidiaries:
	Deferred Acquisition Costs and Actuarial Reserves (m)	(15)	108
	Investment in Debt and Equity Securities (b)	138	41
	Revaluation of Premises (c)	4	(2)
	Derivatives and Hedging Activities (f)	(9)	(10)
	Implementation of FAS 133 (net of tax effect) (f)	—	2
	Deferred Tax on US GAAP adjustment (j)	(57)	(58)
	Deferred Tax on equity reserves (j)	(60)	(45)

	Shareholders' equity in accordance with U.S. GAAP	14,934	11,607

(32.3) SIGNIFICANT PRESENTATION DIFFERENCES BETWEEN ITALIAN AND U.S. GAAP

        In addition to the differences in valuation and income recognition principles disclosed in Note No. 32.1 and 32.2, other differences exist between Italian and U.S. GAAP relating to the presentation of financial statements. These differences do not result in differences between Italian and U.S. GAAP reported net income and Shareholders' equity, but only in the presentation of the consolidated financial statements.

        The following is a summary of the significant classification differences between U.S. GAAP formats—as set forth in Regulation S-X of the Securities and Exchange Commission of the United States of America—and the formats required by the Italian Law (Decree 87 of January 27,1992). Furthermore, in Note 32.4 are reported the balance sheet and the income statement in accordance with the format required by US GAAP. However, these statements are prepared on the basis of the financial information included in the Italian financial statements prepared in accordance with Italian GAAP; hence before the US GAAP adjustments indicated in the table reported in Note 32.2

Balance Sheet

(A)
Treasury bills and similar bills eligible for refinancing with central banks are presented as a separate item (caption No. 20) in the Italian balance sheet. Under U.S. GAAP such investments are presented under "Trading account assets" and "Investment securities".

(B)
The item "Interest-bearing deposits in other banks" is presented for Italian purposes under the caption "30 Due from banks" for the portion related to the interest-bearing deposit due from banks..

(C)
The items "Federal funds sold and securities purchased under resale agreements or similar arrangements" with banks and other customers are presented for Italian purposes in captions "30 Due from banks" and "40 Loans to customers", respectively.

(D)
Amounts under caption "30 Due from banks", for the portion related to medium and long term loans due from banks, and "40 Loans to customers", except those indicated in (C) and (B), are presented under "Loans" in the U.S. GAAP balance sheet.

(E)
Investments in securities shown under captions "50 Bonds and other debt securities" and "60 Shares and other equities" are presented under "Trading account assets", "Available for sale securities" and "Held to maturity" according to classification of SFAS No. 115.

(F)
Investments in affiliated companies are presented under "70 Equity investments" and "80 Equity Investments in Group companies". Under U.S. GAAP such investments are presented under "Investments in affiliated companies".

(G)
Goodwill arising on application of the equity method is shown as a separate item in the Italian balance sheet (caption No. 100), while according to U.S. GAAP it is presented under "Investments in affiliated companies".

(H)
Amounts under "120 Tangible fixed assets" have been shown under "Premises and equipment" in the U.S. consolidated balance sheet.

(I)
Amounts under caption "140 Own shares" are included in the item "Other shareholders' equity" under U.S. GAAP Format.

(J)
The following captions of the asset side of the Italian balance sheet are presented under "Other assets" according to U.S. GAAP formats: "90 Goodwill arising on consolidation", "110 Intangible fixed assets", "150 Other assets", "160 Accrued income and prepaid expenses".

(K)
"Securities sold under repurchase agreements" to banks and other customers are presented for Italian purposes in captions "10 Due to banks" and "20 Due to customers", respectively.

(L)
Deposits to banks, customers and deposits in security form are presented respectively under captions "10 Due to banks", "20 Due to customers" and "30 Securities issued" while according to U.S. GAAP they are included under the separate caption "Deposits".

(M)
Short-term borrowings presented under caption "30 Securities issued" are reported in a separate caption in the U.S. GAAP balance sheet. They consist primarily of commercial paper.

(N)
Amounts under captions "10 Due to banks", "20 Due to customers", "30 Securities issued", "40 Public funds administered" and "110 Subordinated liabilities" with maturity greater than one year are presented under the caption "Long term debt" in U.S. GAAP.

(O)
The following captions of the Italian balance sheet are presented under "Other liabilities" according to U.S. GAAP: "50 Other liabilities", "60 Accrued expense and deferred income", "70 Provision for termination indemnities", "80 Provision for risks and charges".

(P)
Minority interest (caption No 140) is presented in the same named caption "Minority interest in consolidated subsidiaries" and the amount under "150 Capital" is presented under caption "Capital stock".

(Q)
Captions "100 Reserve for general banking risks", "120 Negative goodwill arising on consolidation", "130 Negative goodwill arising on application of the equity method", "160 Additional paid-in capital", "170 Reserves", "180 Revaluation reserves" and "200 Net income for the year" are presented under caption "Other shareholders' equity" under U.S. GAAP.

(R)
Acceptances are not reported on the Italian balance sheet, but rather as a commitment in Caption "Guarantees and commitments". Under U.S. GAAP, acceptances and the related customer liabilities are recorded on the balance sheet.

Statements of Income

(R)
"Interest earnings on deposits and loans to credit institutions", "Interest on investment securities" and "Trading account interest" are reported under caption "10 Interest income and similar revenues" in the Italian statement of income. Under U.S. GAAP such amounts are under separate captions.

(S)
The captions of U.S. statements of income "Interest Expense—Borrowings from credit institutions", "Interest Expense—Borrowings from non-credit institutions", "Interest Expense—Securities and commercial paper" and "Net effect of off-balance sheet instruments" are presented under caption "20 Interest expense and similar charges" according to Italian GAAP.

(T)
Amounts presented in caption "Loans and lease to credit institution" under U.S. GAAP are included in captions "10 Interest income and similar revenues", "40 Commission income" and "140 Provision to the reserve for possible loan losses" under Italian GAAP according to the nature of such income.

(U)
"Net write-offs and provision for loan losses" are shown for Italian purposes under "120 Adjustments to loans and provisions for guarantees and commitments" and "130 Write-backs of adjustments to loan and provisions for guarantees and commitments".

(V)
The caption "30 Dividends and other revenues—b) from investments" in the Italian statements of income is reported in caption "Dividends" under U.S. GAAP.

(W)
"Commission and fees from fiduciary activities", "Commissions, brokers' fees and markups on securities underwriting and other securities activities" shown as separate captions under U.S. GAAP are classified in caption "40 Commission income".

(X)
Amounts under caption "Fees for other customer services" in statements of income under U.S. GAAP are presented in caption "40 Commission income" and "70 Other operating income" (for the refunds of expenses) under Italian GAAP.

(Y)
The following captions in the Italian GAAP statements of income are presented in caption "Profit or loss on transactions in securities in dealer trading account" under U.S. GAAP: "30 Dividends and other revenues—a) from shares and other equities" and "60 Profits (losses) on financial transactions".

(Z)
The caption "Equity in (loss) earnings of unconsolidated subsidiaries" in U.S. GAAP is reported in the caption "170 Income (losses) from investments carried at equity" under Italian GAAP.

(AA)
The amounts shown in caption "Income or loss in affiliated, other companies and investments securities" under U.S. GAAP are presented primarily in "150 Adjustments to financial fixed assets", "160 Write-backs of adjustments to financial fixed assets" "190 Extraordinary income" and "200 Extraordinary expenses".

(BB)
The captions "Goodwill amortization" and "Amortization of intangibles" in the U.S. GAAP are reported in caption "90 Adjustments to intangible and tangible fixed assets".

(CC)
Salaries and employee benefits are presented under caption "80 Administrative costs—a) payroll" in Italian statements of income.

(DD)
In the caption "Net occupancy expenses of leased premises" under U.S. GAAP are presented net costs of not owned premises (e.g. rentals payable, costs of routine maintenance). They are shown in different captions in Italian statements of income: "70 Other operating income", "80 Administrative costs—b) other", "90 Adjustment to intangible and tangible fixed assets" and "110 Other operating expenses".

(EE)
In the caption "Net premises and equipment expenses" under US GAAP are presented net costs of owned premises. They are recorded in different caption under Italian GAAP format: "70 Other operating income", "90 Adjustment to intangible and tangible fixed assets","190 Extraordinary income", "200 Extraordinary expenses".

(FF)
"Income tax expense" is presented in the caption "240 Income tax" according to Italian GAAP format.

(GG)
"Minority interest in income of consolidated subsidiaries" is shown in caption "250 Minority interests" in Italian statements of income.

(HH)
The remaining amounts—not reported in the above illustrated items—are shown in "Other income" and "Other expenses" in the U.S. statement of income.

(32.4) CONSOLIDATED FINANCIAL STATEMENTS

        The following consolidated balance sheet and statement of income show the impact of applying U.S. GAAP presentation requirements to amounts determined under Italian GAAP. Excluding the adjustment for own shares in the balance sheet, the following tables do not reflect the US GAAP adjustments indicated in table in Note 32.2.

Consolidated Balance Sheets

	At December 31,
	2002	2001
	(€/mil)
ASSETS
Cash and due from banks	1,406	818
Interest-bearing deposits in other banks	7,503	12,789
Federal funds sold and securities purchased under resale agreements or similar arrangements	14,262	10,482
Trading account assets	19,595	18,814
Investment securities	2,897	3,303
Loans, net of allowance for loan losses of € 4,707 million and € 3,312 million in 2002 and 2001, respectively	126,865	95,315
Premises and equipment	2,229	1,726
Investments in affiliated companies	4,252	4,912
Other assets	24,594	21,981

TOTAL ASSETS	203,603	170,140

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits	79,057	72,123
Short-term borrowings	5,878	6,311
Securities sold under repurchase agreements	16,562	14,469
Other liabilities	24,713	20,957
Long-term debt	66,621	47,410

Total Liabilities	192,831	161,270
Commitments and Contingencies (Note 20)
Minority Interest in Consolidated Subsidiaries	334	698
Capital stock (consisting of 1,837,166,000 issued and outstanding Share, par value Euro 2,8 per Share)	5,144	3,932
Other shareholders' equity	5,294	4,240

Total Shareholders' Equity	10,438	8,172

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	203,603	170,140

Consolidated Statement of Income

	Year ended December 31,
	2002	2001	2000
	(€/mil)
Interest Income:
Interest earnings deposits and loans to credit institutions	713	918	1,019
Loans and leases to non-credit institutions	6,985	6,072	5,560
Interest on investment securities	188	283	292
Trading account interest	807	743	713

Total Interest Income	8,693	8,016	7,584
Interest Expense:
Borrowings from credit institutions	(1,064)	(1,476)	(1,568)
Borrowings from non-credit institutions	(1,471)	(1,643)	(1,438)
Securities and commercial paper	(2,204)	(2,112)	(2,117)

Total Interest Expense	(4,739)	(5,231)	(5,123)
Net effect of off-balance sheet instruments	(216)	(96)	38

Net Interest Income	3,738	2,689	2,499
Net write-offs and provision for loan losses	(528)	(357)	(225)

Net Interest Income after provision for loan losses	3,210	2,332	2,274
Non Interest Income:
Dividends	155	134	62
Commission and fees from fiduciary activities	1,309	1,673	1,863
Commissions, broker's fees and markups on securities underwriting and other securities activities	402	333	452
Fees for other customer services	1,926	1,391	1,220
Profit or loss on transactions in securities in dealer trading account	312	368	333
Equity in (loss) earnings of unconsolidated subsidiaries and associated companies	137	79	87
Income (loss) in affiliated, other companies and investments securities, net	(493)	217	261
Other income	623	383	317

Total Non Interest Income	4,371	4,578	4,595
Non Interest Expense:
Salaries and employee benefits	(2,856)	(2,221)	(1,929)
Net occupancy expenses of leased premises	(204)	(158)	(370)
Goodwill amortization	(213)	(150)	(90)
Net premises and equipment expenses	(355)	(301)
Amortization of intangibles	(230)	(165)	(127)
Change in reserve for general banking risks	364	(1)	2
Other expenses	(2,705)	(2,292)	(2,169)

Total Non Interest Expense	(6,199)	(5,288)	(4,683)
Income Before Income Tax Expense	1,382	1,622	2,186
Income Tax Expense	(450)	(318)	(784)

Net Income	932	1,304	1,402
Minority interest in income of consolidated subsidiaries	(43)	(101)	(110)

Net Income after Minority Interest	889	1,203	1,292

Basic earnings per share (in Euro)	0.4840	0.8681	0.932
Diluted earnings per share (in Euro)	0.4840	0.8675	0.930

(32.5) ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP

        The following consolidated statement of cash flows is presented in accordance with SFAS 95 "Statement of Cash Flows". The amounts included within the statement are determined under Italian GAAP.

(a)
Consolidated Statement of Cash Flows

	2002	2001	2000
	(€/mil)
Cash Flows from Operating Activities
Net income after minority interest	889	1,203	1,292
Adjustment to reconcile net income to cash provided by operating activities:
Amortization and depreciation	753	543	326
Net realized loss (gain) on sale of securities	728	375	(107)
Net realized loss (gain) on sale of tangible fixed assets	(147)	(10)	(7)
Net realized (gain) on sale of investments in affiliated and other companies	91	(437)	(268)
Net unrealized loss (gain) on valuation of securities	10	(77)	128
Net unrealized loss (gain) on valuation of fixed assets	16	8	(15)
Net unrealized loss on valuation of investments in affiliated and other companies	539	223	7
Net loss (gain) from investments carried at equity	(137)	(79)	(87)
(Increase) decrease in other assets	59	1,236	3,033
(Decrease) increase in other liabilities	198	(4,137)	(2,520)
Net cash provided by operating activities	2,999	(1,152)	1,782
Cash Flows from Investing Activities
Cash and Cash Equivalents, beginning of year from Cardine Group	354	—	—
Purchase of tangible fixed assets	(460)	(377)	(341)
Proceeds from sale of tangible fixed assets	208	24	30
Purchase of investments in affiliated companies	(159)	(108)	(97)
Proceeds from sale of investments in affiliated conmpanies	11	—	—
Purchase of investments in other companies	(331)	(1,703)	(1,745)
Proceeds from sale of investments in other companies	820	493	846
Consideration paid for the acquisition of Banco di Napoli	—	—	(2,048)
Purchase of securities	(459,775)	(481,117)	(291,793)
Proceeds from sale and redemption of securities	464,993	484,232	292,968
Decrease (increase) in interest-bearing deposits	18,206	(1,213)	(190)
Decrease (Increase) in federal funds sold and reverse repo's	(3,458)	(2,599)	(29)
Net decrease (increase) in loans, net	(12,102)	3,010	(1,352)

Net cash provided by investing activities	8,307	642	(3,751)
Cash Flows from Financing Activities
(Decrease) increase in deposits, net	(16,831)	397	(4,732)
(Decrease) increase in short-term borrowing, net	(433)	932	2,584
(Decrease) increase in repurchase agreements, net	(302)	1,358	915
Increase (decrease) in long-term debt	8,569	(1,273)	4,363
Dividends paid	(773)	(787)	(724)
Other changes of shareholders' equity	(489)	10	(465)
Increase (decrease) of minority interest	(459)	(17)	43

Net cash (used in) provided by financial activities	(10,718)	620	1,984
Net (decrease) increase in cash and cash equivalents	588	110	15
Cash and Cash Equivalents, beginning of year	818	708	693

Cash and Cash Equivalents, end of year	1,406	818	708

(b)
Summarized financial information of companies accounted for using the equity method that under US GAAP would be fully consolidated.

        The financial information reported below provides summarized financial information for those companies accounted for using the equity method under Italian GAAP and which would have been fully consolidated under U.S. GAAP. This information is provided on the basis of Italian GAAP.

	As at December 31, 2002
ASSETS	Loans	Securities	Other Assets	Total
	€/mil
San Paolo Vita SpA and San Paolo Life	105	7,251	7,699	15,055
Fideuram vita SpA	275	4,011	4,907	9,193
Fideuram Assicurazioni SpA	3	23	12	38

total	383	11,285	12,618	24,286
	As at December 31, 2002
LIABILITIES AND SHAREHOLDERS' EQUITY	Technical Reserve	Other liabilities	Subordinated loans	Sareholders' equity	Total
	€/mil
San Paolo Vita SpA and San Paolo Life	7,038	7,573	65	359	15,035
Fideuram vita SpA	4,076	4,740	—	377	9,193
Fideuram Assicurazioni SpA	23	2	—	13	38

total	11,137	12,315	65	749	24,266
	For the year ended December 31, 2002
INCOME STATEMENT	Operating income	Exstraordinary income	Net income (Loss)
	€/mil
San Paolo Vita SpA and San Paolo Life	99	(1)	70
Fideuram vita SpA	67	(2)	46
Fideuram Assicurazioni SpA	3	—	2

total	169	(3)	118

	As at December 31, 2001
ASSETS	Loans	Securities	Other Assets	Total
	€/mil
San Paolo Vita SpA and San Paolo Life	21	4,518	5,642	10,181
Fideuram vita SpA	407	3,994	2,533	6,934
Fideuram Assicurazioni SpA	4	23	13	40

total	432	8,535	8,188	17,155
	As at December 31, 2001
LIABILITIES AND SHAREHOLDERS' EQUITY	Technical Reserve	Other liabilities	Subordinated loans	Shareholders' equity	Total
	€/mil
San Paolo Vita SpA and San Paolo Life	4,363	5,535		248	10,181
Fideuram vita SpA	4,391	2,257		286	6,934
Fideuram Assicurazioni SpA	25	2		13	40

total	8,779	7,794		547	17,155
	For the year ended December 31, 2001
INCOME STATEMENT	Operating income	Exstraordinary income	Net income (Loss)
	€/mil
San Paolo Vita SpA and San Paolo Life	81	(3)	53
Fideuram vita SpA	(5)	(3)	5
Fideuram Assicurazioni SpA	3	—	2

total	79	(6)	60
	For the year ended December 31, 2000
INCOME STATEMENT	Operating income	Exstraordinary income	Net income (Loss)
	€/mil
San Paolo Vita SpA and San Paolo Life	36	—	26
Fideuram vita SpA	52	1	45
Fideuram Assicurazioni SpA	4	—	2

total	92	1	73

        In the table below is reported the balance sheet and income statement related to Banka Koper, which under Italian Gaap is accounting for by using the "proportional method", whereas under U.S. GAAP it should have been fully consolidated.

ASSETS	€/mil
Assets
Cash and due from banks	26
Interest-bearing deposits in other banks	118
Trading account assets	410
Loans, net of allowance loan losses	592
Premises and equipment	32
Investments in affiliated companies	17
Other assets	25

TOTAL ASSETS	1,220

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities and stockholders' equity
Deposits	360
Securities sold under repurchase agreements	5
Other liabilities	47
Long-term debt	667

TOTAL LIABILITIES	1,079

Capital stock & Other stockholders' equity	141

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	1,220

INCOME STATEMENT
Total Interest Income	90

Total Interest Expense	(48)

Net Interest Income	42

Net write-offs and provision for loan losses	(8)
Net Interest Income after provision for loan losses	34

Total Non Interest Income	58

Total Non Interest Expense	(60)

Income Before Income Tax Expense	32

Income Tax Expense	(7)

Net Income	25

(c)
New accounting pronouncements

Developments under Italian GAAP

        The European Commission issued a Regulation in 2002 requiring all listed companies to adopt International Financial Reporting Standards in their consolidated financial statements commencing January 1, 2005. The Group is considering the implications of such a requirement and would expect first to prepare consolidated financial statements in accordance with International Accounting Standards and International Financial Reporting Standards issued by the International Accounting Standards Board for the year ended December 31, 2005.

Developments under U.S. GAAP

SFAS 143: "Accounting for Asset Retirement Obligations"

        SFAS 143 "Accounting for Asset Retirement Obligations" was issued in June 2001 and is effective for fiscal years beginning after June 15, 2002, although early adoption is encouraged. SFAS 143 requires that the fair value of an asset retirement obligation be recognized in the balance sheet in the period in which it is incurred and then charged to the profit and loss account over the useful economic life of the asset.

        Adoption is not expected to have a material impact upon net income and shareholders' equity as determined under U.S. GAAP if it was currently in force.

SFAS 146: "Accounting for costs associated with exit or disposals"

        SFAS 146 "Accounting for Cost Associated with Exit or Disposal Activities" was issued in June 2002 and is effective for exit or disposal activities that are initiated after December 31, 2002. SFAS 146 requires that the fair value of a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred and nullifies EITF 94-3 which requires the recognition of a liability at the date of an entity's commitment to an exit plan.

        Adoption is not expected to have a material impact upon net income and shareholders' equity as determined under U.S. GAAP if it was currently in force.

SFAS 148: "Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123"

        SFAS 148 "Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123" was issued in December 2002. It amends SFAS 123 to provide alternate methods of transition for entities voluntarily adopting a fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS 123. The Statement amends SFAS 123 "Accounting for Stock-Based Compensation" to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS 148 also amends the disclosure requirements of SFAS 123. SFAS 148 is effective for fiscal years ending after December 15, 2002.

        SANPAOLO IMI does not currently intend to change to the fair value based method of accounting for stock-based employee compensation and therefore the transition methods are not applicable.

EITF Issue 02-03: "Issues Involved In Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities"

        The Emerging Issues Task Force released EITF 02-3 "Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities" in November 2002. In EITF 02-3 the FASB staff clarified that, in the absence of (a) quoted market prices in an active market, (b) observable prices of other current market transactions or (c) other observable data supporting a valuation technique, the transaction price represents the best information available with which to estimate fair value at the inception of the arrangement for all derivatives.

        With respect to these criteria, the impact on the reported results for 2002 was not material. SANPAOLO IMI is currently assessing the potential impact of EITF02-03 upon net income and shareholders' equity as determined under U.S. GAAP.

FIN 45: "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others—an Interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34"

        FIN 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others—an Interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34" was issued in November 2002. It addresses disclosure requirements for guarantors in respect of guarantees issued (including guarantees embedded in other contracts) and requires recognition of a liability to be recognized for all obligations assumed under guarantees issued. The measurement requirements are effective for guarantees issued from January 1, 2003.

        SANPAOLO IMI is currently assessing the potential impact of FIN45 upon net income and shareholders' equity as determined under U.S. GAAP.

FIN 46: "Consolidation of Variable Interest Entities—an interpretation of ARB No. 51"

        FIN 46 "Consolidation of Variable Interest Entities—an interpretation of ARB No. 51" was issued in January 2003. This addresses the criteria to be applied when determining whether certain special purpose entities (variable interest entities) should be consolidated and requires disclosures to be made if the involvement with an unconsolidated variable interest entity is significant. Many variable interest entities have commonly been referred to as special purpose entities or off-balance sheet structures, but the guidance applies to a larger population of entities. The Statement requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. Until now, one company generally has included another entity in its consolidated financial statements only if it controlled the entity through voting interests. We will be subject to the consolidation requirements of FIN 46 for all variable interest entities created after January 31, 2003, within our financial statements for the year ended December 31, 2003, while all other variable interest entities, if any, that existed before February 1, 2003, will be considered within the first fiscal year beginning after June 15, 2003, which means within our financial statements for the year ended December 31, 2004.

        SANPAOLO IMI is currently assessing the potential impact of FIN 46 upon net income and shareholders' equity as determined under U.S. GAAP.

SFAS 149: "Amendment of Statement 133 on Derivative Instruments and Hedging Activities"

        SFAS 149 "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" was issued in April 2003. The Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS 133 "Accounting for Derivative Instruments and Hedging Activities". This Statement is effective prospectively for contracts entered into or modified after June 30, 2003 and prospectively for hedging relationships designated after June 30, 2003.

        SANPAOLO IMI is currently assessing the potential impact of SFAS 149 upon net income and shareholders' equity as determined under U.S. GAAP.

SFAS 150: "Accounting For Certain Financial Instruments with Characteristics of both Liabilities and Equity"

        SFAS 150 "Accounting For Certain Financial Instruments with Characteristics of both Liabilities and Equity" was issued in May 2003. The Statement improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity and requires that these instruments be classified as liabilities in statements of financial position. This Statement is effective prospectively for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. This statement shall be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the year of adoption.

        SANPAOLO IMI is currently assessing the potential impact of SFAS 150 upon net income and shareholders' equity as determined under U.S. GAAP.

SIGNATURE

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SANPAOLO IMI S.p.A.

	By:	/s/ CARLO GIUSEPPE ANGELINI Name: Carlo Giuseppe Angelini Title: Head of Accounting Department

Date: June 26, 2003

CERTIFICATION

        I, Pio Bussolotto, certify that:

        1.     I have reviewed this annual report on Form 20-F of Sanpaolo IMI S.p.A.;

        2.     Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

        3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

        4.     The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

  a)
  designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

  b)
  evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

  c)
  presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

        5.     The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

  a)
  all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

  b)
  any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

        6.     The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 26, 2003

/s/ PIO BUSSOLOTTO Pio Bussolotto Managing Director

CERTIFICATION

        I, Alfonso Iozzo, certify that:

        1.     I have reviewed this annual report on Form 20-F of Sanpaolo IMI S.p.A.;

        2.     Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

        3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

        4.     The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

  a)
  designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

  b)
  evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

  c)
  presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

        5.     The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

  a)
  all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

  b)
  any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

        6.     The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 26, 2003

/s/ ALFONSO IOZZO Alfonso Iozzo Managing Director

CERTIFICATION

        I, Luigi Maranzana, certify that:

        1.     I have reviewed this annual report on Form 20-F of Sanpaolo IMI S.p.A.;

        2.     Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

        3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

        4.     The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

          a)    designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

          b)    evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

          c)     presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

        5.     The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

          a)    all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

          b)    any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

        6.     The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 26, 2003

/s/ LUIGI MARANZANA Luigi Maranzana Managing Director

CERTIFICATION

        I, Carlo Giuseppe Angelini, certify that:

        1.     I have reviewed this annual report on Form 20-F of Sanpaolo IMI S.p.A.;

        2.     Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

        3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

        4.     The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

          a)    designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

          b)    evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

          c)     presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

        5.     The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

          a)    all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

          b)    any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

        6.     The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 26, 2003

/s/ CARLO GIUSEPPE ANGELINI Carlo Giuseppe Angelini Head of Accounting Department

EXHIBIT INDEX

Exhibit No.	Description
1.1	Articles and By-laws of Sanpaolo IMI S.p.A.
11.1	Corporate Governance Report
99.1	Section 906 Certifications

QuickLinks

TABLE OF CONTENTS
PRESENTATION OF INFORMATION
FORWARD-LOOKING STATEMENTS
PART I
  ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
  ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
  ITEM 3. KEY INFORMATION
  ITEM 4. INFORMATION ON SANPAOLO IMI
  ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
  ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
  ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
  ITEM 8. FINANCIAL INFORMATION
  ITEM 9. LISTING DETAILS
  ITEM 10. ADDITIONAL INFORMATION
  ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
  ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
PART II
  ITEM 13. DEFAULT, DIVIDEND ARREARAGES AND DELINQUENCIES
  ITEM 14. MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
  ITEM 15. CONTROLS AND PROCEDURES
  ITEM 16. RESERVED
PART III
  ITEM 17. FINANCIAL STATEMENTS
  ITEM 18. FINANCIAL STATEMENTS
  ITEM 19. EXHIBITS
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS 2002
Report of Independent Auditors
CONSOLIDATED BALANCE SHEET
CONSOLIDATED STATEMENT OF INCOME
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Attachments
SIGNATURE
CERTIFICATION
CERTIFICATION
CERTIFICATION
CERTIFICATION
EXHIBIT INDEX