Form 20-F
period 2003-12-31
SANPAOLO IMI SPA
filed 2004-06-28
CIK 939187

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2003
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 1-14870

Sanpaolo IMI S.p.A.

Italy
(Jurisdiction of incorporation of organization)

Piazza San Carlo 156, 10121 Turin, Italy
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing 2 Ordinary Shares of €2.8 par value each	The New York Stock Exchange
Ordinary Shares of €2.8 par value each (the "Shares")	The New York Stock Exchange*

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

Item 17 ☒    Item 18 ☐

i

ii

PRESENTATION OF INFORMATION

        Sanpaolo IMI S.p.A. ("Sanpaolo IMI" or the "Parent Bank") publishes audited consolidated financial statements which are included elsewhere in this annual report (the "Consolidated Financial Statements") for Sanpaolo IMI and its consolidated subsidiaries constituting the Sanpaolo IMI Group (the "Sanpaolo IMI Group" or the "Group") in euro, the lawful currency of Italy and eleven other member states of the European Union ("EU").

        In this annual report, references to "U.S. dollars", "dollars" or "$" are to the United States dollar; references to "euro", "Euro" or "€" are to the euro; and references to "lire" or "Lit." are to the Italian lira, the former Italian non-decimal denomination of the euro. On January 1, 1999, the Italian lira became a member currency of the euro at a fixed conversion rate of €1 = Lit.1936.27. For purposes of this annual report, "billion" means a thousand million. The noon buying rate in the City of New York for cable transfers in foreign currencies as announced by the Federal Reserve Bank of New York for customs purposes (the "Noon Buying Rate") for the euro in effect on June 15, 2004 was €1 = $1.2139.

        This annual report contains translations of certain euro amounts into U.S. dollars at specified rates. Unless otherwise specified, the translations of euro into U.S. dollars have been made at the Noon Buying Rate for the euro in effect on December 31, 2003, which was €1 = $1.2597. That rate may differ from the actual rates during the year used in the preparation of Sanpaolo IMI's Consolidated Financial Statements, and dollar amounts in this annual report may differ from the actual dollar amounts that were translated into euro in the preparation of the Consolidated Financial Statements.

        The Consolidated Financial Statements included in this annual report have been prepared in accordance with generally accepted accounting principles in Italy, including Legislative Decree No. 87 of January 27, 1992, which implemented European Commission ("EC") Directive 86/635, and the Bank of Italy regulations of January 16, 1995, supplemented by the accounting principles issued by the Consiglio Nazionale dei Dottori Commercialisti e dei Ragionieri (collectively, "Italian GAAP"), which differ in certain significant respects from generally accepted accounting principles in the United States ("U.S. GAAP"). For a summary of the significant differences between Italian GAAP and U.S. GAAP, please see Note 31 on page F-176 to the Consolidated Financial Statements.

        In this annual report we also present, primarily for purposes of management's Operating and Financial Review and Prospects, reclassified and pro forma income statement information. For an explanation of the reconciliation between the audited and reclassified income statements, see Item 3. A. "Selected Financial Data—Reconciliation Between Audited and Reclassified Income Statements" on page 14 below. For an explanation of the basis on which the reclassified and pro forma income statements were prepared, see Item 5. "Presentation of Results" on page 100 below and "—Explanatory Notes to the Pro Forma Results" on page 150 below.

        As used in this annual report, "Shares" means the ordinary shares of €2.8 par value of Sanpaolo IMI and excludes the Azioni Privilegiate (as defined below).

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

  •
  Item 3. "Key Information—B. Selected Statistical Information" on page 20 below;

  •
  Item 4. "Information on Sanpaolo IMI—A. History and Developments of Sanpaolo IMI" on page 63 below;

  •
  Item 4. "Information on Sanpaolo IMI—C. Business Overview" on page 76 below;

  •
  Item 5. "Operating and Financial Review and Prospects" on page 100 below;

  •
  Item 8. "Financial Information—A. Consolidated Statements and Other Financial Information—B. Legal Proceedings" on page 198 below, including statements regarding the likely effect of matters discussed therein; and

  •
  Item 11. "Quantitative and Qualitative Disclosures about Market Risk" on page 216 below.

        The following important factors could cause the Group's actual results to differ materially from those projected or implied in any forward-looking statements:

  •
  the impact of regulatory decisions and changes in the regulatory environment;

  •
  the impact of political and economic developments in Italy and other countries in which the Group operates;

  •
  the impact of fluctuations in currency exchange, interest rates and the stock markets;

  •
  the Group's ability to successfully integrate the employees, products, services and systems of recent mergers and acquisitions;

  •
  the Group's ability to achieve the expected return on the investments and capital expenditures it has made in Italy and in foreign countries;

  •
  the Group's ability to successfully implement the 2003-2005 Plan (as defined below);

  •
  the amount and timing of any future impairment charges related to the Group's equity holdings, goodwill and other assets; and

  •
  changes in the competitive environment, particularly in Italy.

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

        Certain forward-looking statements involve statements about risks and uncertainties that could significantly affect expected results and are based upon assumptions of future events which may not prove to be accurate. In particular, this document includes forward-looking statements relating, but not limited, to the Group's potential exposures to various types of market risk. Certain of the market risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. See Item 11. "Quantitative and Qualitative Disclosures about Market Risk" on page 216 below. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what actually occurs in the future. As a result, actual future gains and losses could differ materially from those that have been estimated and readers should not place undue reliance on such forward-looking statements which speak only as of the date of this annual report. Sanpaolo IMI assumes no responsibility for updating such forward-looking statements.

RISK FACTORS

  Market declines and volatility can materially adversely affect revenues and profits.

        Conditions in the financial markets in Italy and elsewhere materially affect the Group's businesses. An overall market downturn can adversely affect the Group's business and financial performance. Market declines can adversely affect the credit quality of the Group's assets and could increase the risk that a greater number of the Group's customers would default on their loans or other obligations.

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

  The Group may generate lower revenues from brokerage and other commission- and fee-based businesses.

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

        Competition is intense in all of the Group's primary business areas in Italy and the other countries in which the Group conducts its business, including other European countries and the United States. The Group derived approximately 90% of its net revenues in 2003 from Italy, a mature market where competitive pressures have increased. If the Group is unable to continue to respond to the competitive environment in Italy with attractive product and service offerings that are profitable for the Group, the Group may lose market share in important areas of its business or incur losses on some or all of its activities. In addition, downturns in the Italian economy could add to the competitive pressure, through, for example, increased price pressure and lower business volumes for Sanpaolo IMI and its competitors to try to capture.

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

        The Group is also exposed to market risk. For a discussion of market risk factors, please see Item 11. "Quantitative and Qualitative Disclosures about Market Risk" on page 216.

  In 2005, Sanpaolo IMI will adopt International Financial Reporting Standards ("IFRS"), which will affect the financial results as IFRS differ in significant respects from Italian GAAP.

        Sanpaolo IMI currently prepares financial statements in accordance with Italian GAAP. In June 2002, the Council of Ministers of the EU adopted new regulations requiring all listed EU companies, including Sanpaolo IMI, to apply IFRS (previously known as "International Accounting Standards" or "IAS") in preparing their consolidated financial statements from January 1, 2005. Because IFRS emphasizes the measure of the fair value of certain assets and liabilities, applying these standards to our financial statements may have a considerable impact on a number of important areas, including, among others, goodwill and intangible assets, employee benefits and financial instruments, accounting for share-based payments, long-term assets and business combinations. Because our financial statements prepared in accordance with IFRS will differ from our financial statements prepared in accordance with Italian GAAP, the methods used by the financial community to assets our financial performance and value our publicly-traded securities could be affected.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

        Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

        The Sanpaolo IMI Consolidated Financial Statements for the years ended December 31, 2001, 2002 and 2003 have been audited by PricewaterhouseCoopers S.p.A. ("PricewaterhouseCoopers"), independent auditors.

        The Sanpaolo IMI Consolidated Financial Statements for the years ended December 31, 1999 and 2000 have been audited by Arthur Andersen S.p.A., independent auditors.

        The financial information set forth below has been selected from, and should be read in conjunction with, the audited Consolidated Financial Statements and notes thereto included elsewhere in this annual report. Certain financial information set forth below has been selected from the reclassified income statements. For an explanation of the reconciliation between the audited and the reclassified income statements, see: "Reconciliation Between Audited and Reclassified Income Statements" on page 15 below.

Audited Consolidated Statement of Income

	Year Ended December, 31
	2003	2002	2001	2000	1999
	(millions of €)
Interest income and similar revenues	7,443	8,693	8,016	7,622	5,966
Interest expense and similar charges	(3,701)	(4,955)	(5,326)	(5,123)	(3,934)
Dividends and other revenues	309	565	397	231	250
—from shares, capital quotas and other equities	223	410	263	169	148
—from equity investments	86	155	134	62	102
Commission income	3,722	3,467	3,312	3,452	2,587
Commission expense	(685)	(671)	(714)	(817)	(530)
Profits (losses) on financial transactions	198	(98)	105	165	103
Other operating income	396	422	280	250	224
Administrative costs	(4,610)	(4,648)	(3,600)	(3,076)	(2,466)
—payroll	(2,841)	(2,856)	(2,221)	(1,929)	(1,534)
—other	(1,769)	(1,792)	(1,379)	(1,147)	(932)
Adjustments to intangible and tangible fixed assets	(642)	(753)	(543)	(389)	(293)
Provisions for risks and charges	(195)	(261)	(136)	(323)	(81)
Other operating expenses	(68)	(50)	(36)	(31)	(40)
Adjustments to loans and provisions for guarantees and commitments	(1,126)	(889)	(636)	(647)	(664)
Writebacks of adjustments to loans and provisions and commitments	417	320	278	417	361
Provisions to the allowance for probable loan losses	(15)	(27)	(11)	(8)	(10)
Adjustments to financial fixed assets	(158)	(569)	(235)	(36)	(89)
Writebacks of adjustments to financial fixed assets	218	8	2	15	2
Income from investments carried at equity	197	137	79	87	118

Income from operating activities	1,700	691	1,232	1,789	1,504

Extraordinary income	548	575	660	451	367
Extraordinary expenses	(580)	(248)	(269)	(55)	(73)

Extraordinary items, net	(32)	327	391	396	294

Change in reserve for general banking risks	9	364	(1)	2	(1)
Income taxes	(657)	(450)	(318)	(785)	(685)
Minority interests	(48)	(43)	(101)	(94)	(62)
Elimination of second half Income of the Banco di Napoli Group	—	—	—	(16)	—

Net income	972	889	1,203	1,292	1,050

Reclassified Consolidated Statement of Income

	Year Ended December 31,
	2003	2002	2001	2000	1999
	(millions of €)
Interest income and similar revenue	7,417	8,728	8,114	7,695	5,981
Interest expense and similar charges	(3,701)	(4,955)	(5,326)	(5,123)	(3,934)

Net interest income	3,716	3,773	2,788	2,572	2,047
Net commission and other dealing revenues	3,036	2,809	2,608	2,641	2,066
Profits/(losses) on financial transactions and dividends on shares	447	286	274	263	251
Profits/(losses) of companies carried at equity and dividends on equity investments	283	292	207	146	205

Net interest and other banking income	7,482	7,160	5,877	5,622	4,569

Payroll	(2,841)	(2,856)	(2,221)	(1,929)	(1,534)
Other administrative costs	(1,512)	(1,528)	(1,180)	(958)	(763)
Indirect taxes and similar dues	(257)	(264)	(199)	(189)	(169)

Administrative costs	(4,610)	(4,648)	(3,600)	(3,076)	(2,466)

Other operating income, net	329	358	234	213	175
Adjustments to intangible and tangible fixed assets	(484)	(510)	(393)	(299)	(293)

Operating income	2,717	2,360	2,118	2,460	1,985

Adjustments to goodwill, merger and consolidation differences	(158)	(212)	(150)	(90)	—
Provisions for risks and charges	(195)	(261)	(136)	(323)	(81)
Adjustments to loans and provisions for guarantees and commitments, net	(724)	(604)	(368)	(238)	(313)
Adjustments to financial fixed assets, net	60	(561)	(233)	(20)	(87)

Income before extraordinary items	1,700	722	1,231	1,789	1,504

Net extraordinary income	(32)	296	392	396	294

Income before taxes and minority interests	1,668	1,018	1,623	2,185	1,798

Income taxes	(657)	(450)	(318)	(785)	(685)
Change in reserve for general banking risks	9	364	(1)	2	(1)
Net income attributable to minority interest	(48)	(43)	(101)	(94)	(62)
Reversal of second half income Banco di Napoli Group	—	—	—	(16)	—

Net income	972	889	1,203	1,292	1,050

U.S. GAAP
Income before taxes and minority interests under U.S. GAAP	996	(800)	790	1,833	1,558
Net interest income under U.S. GAAP	3,758	3,070	2,666	2,491	2,251
Net income after minority interests under U.S. GAAP	750	(1,120)	571	1,003	842

Per Share Data

        The following table shows certain per Share and other data for the years indicated:

	Year ended December 31,
	2003		2002		2001	2000	1999
	(in €, except for number of shares)
Income before extraordinary items per Share at year end	1.17		0.48		0.88	1.27	1.07
Income before extraordinary items per Share outstanding at year end(1)	1.18		0.48		0.89	1.31	1.09
Net income per Share at year end	0.67		0.61		0.86	0.92	0.75
Net income per Share outstanding at year end(1)	0.67		0.61		0.87	0.95	0.76
Net income per average number of Shares	0.67		0.62		0.86	0.92	0.75
Sanpaolo IMI Share price at year end(2)	10.34		6.20		12.04	17.27	13.45
Dividend per Share at year end(3)	0.39		0.30		0.57	0.57	0.52
Shareholders' equity per Share outstanding at year end(1)	7.60		7.27		5.90	5.39	5.84
Shares at year end	1,448,831,982		1,448,831,982		1,404,441,114	1,404,018,198	1,402,184,948
Shares outstanding at year end(1)	1,445,611,063		1,448,831,981		1,387,360,711	1,364,652,216	1,374,753,448
Average number of Shares	1,448,831,982		1,430,467,541		1,404,258,435	1,402,997,548	1,396,489,095
ITALIAN GAAP
Basic earnings per share (in euro)(4)	0.53		0.48		0.87	0.93	0.75
U.S. GAAP
Basic earnings/loss per share (in euro)(4)	0.41	(1)	(0.68	)(1)	0.41	0.74	0.60
Diluted earnings/loss per share (in euro)(4)	0.41	(1)	(0.68	)(1)	0.41	0.74	0.60

(1)
Excludes ordinary shares issued by Sanpaolo IMI and held by Sanpaolo IMI and its subsidiaries.

(2)
Prices at closing of trading session. Source: Borsa Italiana (Italian Stock Exchange).

(3)
On June 1, 2002, 388,334,018 Shares were converted into Azioni Privilegiate (as defined below). Please see Item 4. "A. History and Developments of Sanpaolo IMI—The Merged Group" on page 65. The computation of Dividend per Share at the end of 2002 includes the Azioni Privilegiate. The dividend was approved at the annual shareholders' meeting held on April 29, 2004 and paid on May 27, 2003. The dividend per American Depositary Share (ADS) was U.S.$ 0.96 in 2003, U.S.$ 0.70 in 2002, U.S.$ 1.06 in 2001, U.S.$ 0.98 in 2000 and U.S.$ 0.94 in 1999.

(4)
The computation of basic and diluted earnings/loss per share under both Italian and U.S. GAAP is computed upon the average number of Sanpaolo IMI shares including the Azioni Privilegiate (as defined below).

Consolidated Balance Sheet and Other Data

        The following table shows selected consolidated balance sheet data and other data at the dates indicated. As explained in footnotes 1-6 following the table, the balance sheet data have been extracted from our audited consolidated balance sheet, which is presented in the Consolidated Financial Statements included in this annual report.

Consolidated Balance Sheet Data

	At December 31,
	2003	2002	2001	2000	1999
	(millions of € except for percentages)
Total assets	202,580	203,773	170,485	172,798	140,223
Total assets under U.S. GAAP	238,317	231,814	191,378	188,969	154,545
Net loans(1)	146,877	148,701	118,627	117,825	95,318
Due to banks(2)	28,534	24,456	27,922	29,596	28,012
Marketable debt securities and subordinated debt(3)	57,967	58,174	46,446	44,496	37,242
Minority interests(4)	271	334	698	715	539
Capital(5)	5,144	5,144	3,932	3,931	3,926
Other reserves(6)	5,851	5,393	4,544	4,119	4,446
Shareholders' equity under Italian GAAP	10,995	10,537	8,476	8,050	8,372
Capital stock under U.S. GAAP	5,135	5,130	3,884	3,821	3,845
Shareholders' equity under U.S. GAAP	15,557	14,934	11,607	11,639	11,626
Consolidated Ratios
Profitability Ratios
Net interest margin(7)	2.38%	2.45%	2.20%	2.09%	1.80%
Return on average total assets(8)	0.48%	0.43%	0.70%	0.93%	0.78%
Return on assets at year-end(9)	0.48%	0.44%	0.71%	0.75%	0.75%
Return on average shareholders' equity(10)	8.96%	8.28%	15.49%	16.79%	13.09%
Return on shareholders' equity at year-end(11)	8.84%	8.44%	14.19%	16.05%	12.54%
Capital Ratio
Shareholders' equity to total assets at year-end	5.43%	5.17%	4.97%	4.66%	5.84%
Credit Quality Data
Doubtful loans(12)	2,571	2,892	1,948	2,157	3,009
Doubtful loans as a percentage of net loans(13)	1.75%	1.94%	1.64%	1.83%	3.16%

        The following item numbers refer, where applicable, to the corresponding item numbers shown in the Audited Consolidated Balance Sheet of Sanpaolo IMI at December 31, 2003, 2002, 2001, 2000 and 1999.

(1)
The line item represents the sum of Item 30. "Due from banks" plus Item 40. "Loans to customers".

(2)
The line item represents Item 10. "Due to banks".

(3)
The line item represents the sum of Item 30. "Securities issued" plus Item 110. "Subordinated liabilities".

(4)
The line item represents Item 140. "Minority interest".

(5)
The line item represents Item 150. "Capital".

(6)
The line item represents the sum of Item 160. "Additional paid in capital" plus Item 170. "Reserves" plus Item 100. "Reserve for general banking risks" plus Item 120. "Negative goodwill arising on consolidation" plus Item 130. "Negative goodwill arising on application of the equity method" plus Item 180. "Revaluation reserves" plus Item 190. "Retained earnings" plus Item 200. "Net income for the year".

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

(12)
The line item represents the sum of doubtful loans, including non-performing loans, problem loans, loans currently being restructured, restructured loans and unsecured loans exposed to country risk.

(13)
The line item represents the doubtful loans (see note 12 above) as a percentage of the net loans referred to in Item 30. "Due to banks" and Item 40. "Loans to customers".

Reconciliation Between Audited and Reclassified Income Statements

AUDITED INCOME STATEMENT Year ended December 31, 2003									RECLASSIFIED INCOME STATEMENT Year ended December 31, 2003
(millions of €)			Combination Breakdown Reclassification						(millions of €)
10.	Interest income and similar revenues	7,443							Interest income and similar revenues		7,443
20.	Interest expense and similar charges	(3,701)							Interest expense and similar charges		(3,701)
							(26)	I	Reversal of net interest income of Banca IMI Group		(26)
									Net interest income		3,716
			3,722 (685)	C C			20 (21)	J K	Net commission & other dealing revenues		3,036
30.	Dividends and other revenues
	a) from shares, quotas and other equities	223	198	A			26	I	Profits/(losses) on financial transactions and investment income		447
	b) from equity investments	86	197	B					Profits/(losses) of companies carried at equity and dividends on equity investments		283
40.	Commission income	3,722	(3,722)	C
50.	Commission expense	(685)	685	C
60.	Profits (losses) on financial transactions	198	(198)	A
									Net interest and other income		7,482
70.	Other operating income	396	(396)	D
80.	Administrative costs
	a) personnel	(2,841)							Payroll	(2,841)
	b) other	(1,769)			257	G			Other administrative costs	(1,512)
					(257)	G			Indirect taxes and similar dues	(257)
									Administrative costs		(4,610)
			396 (68)	D D			21 (20)	K J	Other operating income, net		329
90.	Adjustments to intangible and tangible fixed assets	(642)			158	H			Adjustments to intangible and tangible fixed assets		(484)
									Operating income before provisions and certain adjustments		2,717
					(158)	H			Adjustments to goodwill, merger and consolidation differences		(158)
100.	Provisions for risks and charges	(195)							Provisions for risks and charges		(195)
110.	Other operating expenses	(68)	68	D
120.	Adjustments to loans and provisions for guarantees and commitments	(1,126)	417 (15)	E E					Adjustments to loans and provisions for guarantees and commitments		(724)
130.	Writebacks of adjustments to loans and provisions for guarantees and commitments	417	(417)	E
140.	Provisions to the allowance for probable loan losses	(15)	15	E
150.	Adjustments to financial fixed assets	(158)	218	F					Adjustments to financial fixed assets, net		60
160.	Writebacks of adjustments to financial fixed assets	218	(218)	F
170.	Income (losses) from investments carried at equity	197	(197)	B
180.	Income from operating activities	1,700							Income before extraordinary items		1,700
190.	Extraordinary income	548
200.	Extraordinary expenses	(580)
210.	Extraordinary items, net	(32)							Net extraordinary income		(32)
									Income before taxes and minority interest		1,668
			(657)						Income taxes		(657)
230.	Change in reserve for general banking risks	9							Change in reserve for general banking risks		9
240.	Income taxes	(657)	657
250.	Minority interests	(48)							Net income attributable to minority interest		(48)
260.	Net income	972							Net income		972

(A)
Combination of line items 30.a) "Dividends and other revenues from shares, capital quotas and other equities" and 60 "Profits (losses) on financial transactions" to form "Profits/(losses) on financial transactions and investment income".

(B)
Combination of line items 30.b) "Dividends and other revenues from equity investments" and 170 "Income (losses) from investments carried at equity" to form "Profits/(losses) of companies carried at equity and dividends on equity investments".

(C)
Combination of line items 40 "Commission income" and 50 "Commission expense" to form "Net commission and other dealing revenues".

(D)
Combination of line items 70 "Other operating income" and 110 "Other operating expenses" to form "Other operating income, net".

(E)
Combination of line items 120 "Adjustments to loans and provisions for guarantees and commitments", 130 "Writebacks of adjustments to loans and provisions for guarantees and commitments" and 140 "Provisions to the allowance for probable loan losses" to form "Adjustments to loans and provisions for guarantees and commitments".

(F)
Combination of line items 150 "Adjustments to financial fixed assets" and 160 "Writebacks of adjustments to financial fixed assets" to form "Adjustments to financial fixed assets, net".

(G)
Breakdown of line item 80.b) "Administrative costs—other" into "Other administrative costs" and "Indirect taxes and similar dues".

(H)
Breakdown of line item 90 "Adjustments to intangible and tangible fixed assets" into "Adjustments to intangible and tangible fixed assets" and "Adjustments to goodwill, merger and consolidation differences".

(I)
Reclassification of positive net interest income of Banca IMI Group to "Profits/(losses) on financial transactions and investment income" as it is related to securities dealing activities rather than banking activities.

(J)
Reclassification of income earned from merchant banking and leasing activities from line item 70 "Other operating income" to "Net commission and other dealing revenues" as it is related to financing activities.

(K)
Reclassification of expenses incurred in connection with merchant banking and leasing activities from line item "Other operating income, net" to "Net commission and other dealing revenues" as they are related to financing activities.

AUDITED INCOME STATEMENT Year ended December 31, 2002										RECLASSIFIED INCOME STATEMENT Year ended December 31, 2002
(millions of €)			Combination Breakdown Reclassification							(millions of €)
10.	Interest income and similar revenues	8,693								Interest income and similar revenues		8,693
20.	Interest expense and similar charges	(4,955)								Interest expense and similar charges		(4,955)
							35		I	Reversal of net interest income of Banca IMI Group		35
										Net interest income		3,773
			3,467 (671)	C			27 (14)		J K	Net commission & other dealing revenues		2,809
30.	Dividends and other revenues
	a) from shares, quotas and other equities	410	(98)	A			9 (35)		L I	Profits/(losses) on financial transactions and investment income		286
	b) from equity investments	155	137	B						Profits/(losses) of companies carried at equity and dividends on equity investments		292
40.	Commission income	3,467	(3,467)	C
50.	Commission expense	(671)	671	C
60.	Profits (losses) on financial transactions	(98)	98	A
										Net interest and other income		7,160
70.	Other operating income	422	(422)	D
80.	Administrative costs
	a) personnel	(2,856)								Payroll	(2,856)
	b) other	(1,792)			264	G				Other administrative costs	(1,528)
					(264)	G				Indirect taxes and similar dues	(264)
										Administrative costs		(4,648)
			422 (50)	D D			14 (27 (1	) )	K J N	Other operating income, net		358
90.	Adjustments to intangible and tangible fixed assets	(753)			212	H	31		M	Adjustments to intangible and tangible fixed assets		(510)
										Operating income before provisions and certain adjustments		2,360
					(212)	H				Adjustments to goodwill, merger and consolidation differences		(212)
100.	Provisions for risks and charges	(261)								Provisions for risks and charges		(261)
110.	Other operating expenses	(50)	50	D
120.	Adjustments to loans and provisions for guarantees and commitments	(889)	320 (27)	E			(9)		L	Adjustments to loans and provisions for guarantees and commitments		(604)
							1		N
130.	Writebacks of adjustments to loans and provisions for guarantees and commitments	320	(320)	E
140.	Provisions to the allowance for probable loan losses	(27)	27	E
150.	Adjustments to financial fixed assets	(569)	8	F						Adjustments to financial fixed assets, net		(561)
160.	Writebacks of adjustments to financial fixed assets	8	(8)	F
170.	Income (losses) from investments carried at equity	137	(137)	B
180.	Income from operating activities	691								Income before extraordinary items		722
190.	Extraordinary income	575
200.	Extraordinary expenses	(248)
210.	Extraordinary items, net	327					(31)		M	Net extraordinary income		296
										Income before taxes and minority interest		1,018
			(450)							Income taxes		(450)
230.	Change in reserve for general banking risks	364								Change in reserve for general banking risks		364
240.	Income taxes	(450)	450
250.	Minority interests	(43)								Net income attributable to minority interest		(43)
260.	Net income	889								Net income		889

(A)
Combination of line items 30.a) "Dividends and other revenues from shares, capital quotas and other equities" and 60 "Profits (losses) on financial transactions" to form "Profits/(losses) on financial transactions and investment income".

(B)
Combination of line items 30.b) "Dividends and other revenues from equity investments" and 170 "Income (losses) from investments carried at equity" to form "Profits/(losses) of companies carried at equity and dividends on equity investments".

(C)
Combination of line items 40 "Commission income" and 50 "Commission expense" to form "Net commission and other dealing revenues".

(D)
Combination of line items 70 "Other operating income" and 110 "Other operating expenses" to form "Other operating income, net".

(E)
Combination of line items 120 "Adjustments to loans and provisions for guarantees and commitments", 130 "Writebacks of adjustments to loans and provisions for guarantees and commitments" and 140 "Provisions to the allowance for probable loan losses" to form "Adjustments to loans and provisions for guarantees and commitments".

(F)
Combination of line items 150 "Adjustments to financial fixed assets" and 160 "Writebacks of adjustments to financial fixed assets" to form "Adjustments to financial fixed assets, net".

(G)
Breakdown of line item 80.b) "Administrative costs—other" into "Other administrative costs" and "Indirect taxes and similar dues".

(H)
Breakdown of line item 90 "Adjustments to intangible and tangible fixed assets" into "Adjustments to intangible and tangible fixed assets" and "Adjustments to goodwill, merger and consolidation differences".

(I)
Reclassification of negative net interest income of Banca IMI Group to "Profits/(losses) on financial transactions and investment income" as it is related to securities dealing activities rather than banking activities.

(J)
Reclassification of income earned from merchant banking and leasing activities from line item 70 "Other operating income" to "Net commission and other dealing revenues" as it is related to activities.

(K)
Reclassification of expenses incurred in connection with merchant banking and leasing activities from line item "Other operating income, net" to "Net commission and other dealing revenues" as they are related to financing activities.

(L)
Reclassification of writedowns in the value of securities held as collateral for loans from line item "Profits/(losses) on financial transactions and investment income" to "Adjustments to loans and provisions for guarantees and commitments" as they are considered to be adjustments to such loans.

(M)
Reclassification from line item 90 "Adjustments to intangible and tangible fixed assets" to "Net extraordinary income" of (i) €9 million writedown in value of IMIWEB Bank in light of its disposal and (ii) €22 million representing acceleration of depreciation of Banco di Napoli assets to align their depreciation with Sanpaolo IMI's depreciation policy.

(N)
Rounding.

AUDITED INCOME STATEMENT Year ended December 31, 2001										RECLASSIFIED INCOME STATEMENT Year ended December 31, 2001
(millions of €)			Combination Breakdown Reclassification							(millions of €)
10.	Interest income and similar revenues	8,016					4		L	Interest income and similar revenues		8,020
20.	Interest expense and similar charges	(5,326)								Interest expense and similar charges		(5,326)
							94		I	Reversal of net interest income of Banca IMI Group		94
										Net interest income		2,788
			3,312 (714)	C C			17 (7)		J K	Net commission & other dealing revenues		2,608
30.	Dividends and other revenues
	a) from shares, quotas and other equities	263	105	A			(94)		I	Profits/(losses) on financial transactions and investment income		274
	b) from equity investments	134	79	B			(2 (4	) )	M L	Profits/(losses) of companies carried at equity and dividends on equity investments		207
40.	Commission income	3,312	(3,312)	C
50.	Commission expense	(714)	714	C
60.	Profits (losses) on financial transactions	105	(105)	A
										Net interest and other income		5,877
70.	Other operating income	280	(280)	D
80.	Administrative costs
	a) personnel	(2,221)								Payroll	(2,221)
	b) other	(1,379)			199	G				Other administrative costs	(1,180)
					(199)	G				Indirect taxes and similar dues	(199)
										Administrative costs		(3,600)
			280 (36)	D			7 (17)		K J	Other operating income, net		234
90.	Adjustments to intangible and tangible fixed assets	(543)			150	H				Adjustments to intangible and tangible fixed assets		(393)
										Operating income before provisions and certain adjustments		2,118
					(150)	H				Adjustments to goodwill, merger and consolidation differences		(150)
100.	Provisions for risks and charges	(136)								Provisions for risks and charges		(136)
110.	Other operating expenses	(36)	36	D
120.	Adjustments to loans and provisions for guarantees and commitments	(636)	278	E			1		N	Adjustments to loans and provisions for guarantees and commitments		(368)
			(11)	E
130.	Writebacks of adjustments to loans and provisions for guarantees and commitments	278	(278)	E
140.	Provisions to the allowance for probable loan losses	(11)	11	E
150.	Adjustments to financial fixed assets	(235)	2	F						Adjustments to financial fixed assets, net		(233)
160.	Writebacks of adjustments to financial fixed assets	2	(2)	F
170.	Income (losses) from investments carried at equity	79	(79)	B
180.	Income from operating activities	1,232								Income before extraordinary items		1,231
190.	Extraordinary income	660
200.	Extraordinary expenses	(269)
210.	Extraordinary items, net	391					2 (1)		M N	Net extraordinary income		392
										Income before taxes and minority interest		1,623
			(318)							Income taxes		(318)
230.	Change in reserve for general banking risks	(1)								Change in reserve for general banking risks		(1)
240.	Income taxes	(318)	318
250.	Minority interests	(101)								Net income attributable to minority interest		(101)
260.	Net income	1,203								Net income		1,203

(A)
Combination of line items 30.a) "Dividends and other revenues from shares, capital quotas and other equities" and 60 "Profits (losses) on financial transactions" to form "Profits/(losses) on financial transactions and investment income".

(B)
Combination of line items 30.b) "Dividends and other revenues from equity investments" and 170 "Income (losses) from investments carried at equity" to form "Profits/(losses) of companies carried at equity and dividends on equity investments".

(C)
Combination of line items 40 "Commission income" and 50 "Commission expense" to form "Net commission and other dealing revenues".

(D)
Combination of line items 70 "Other operating income" and 110 "Other operating expenses" to form "Other operating income, net".

(E)
Combination of line items 120 "Adjustments to loans and provisions for guarantees and commitments", 130 "Writebacks of adjustments to loans and provisions for guarantees and commitments" and 140 "Provisions to the allowance for probable loan losses" to form "Adjustments to loans and provisions for guarantees and commitments".

(F)
Combination of line items 150 "Adjustments to financial fixed assets" and 160 "Writebacks of adjustments to financial fixed assets" to form "Adjustments to financial fixed assets, net".

(G)
Breakdown of line item 80.b) "Administrative costs—other" into "Other administrative costs" and "Indirect taxes and similar dues".

(H)
Breakdown of line item 90 "Adjustments to intangible and tangible fixed assets" into "Adjustments to intangible and tangible fixed assets" and "Adjustments to goodwill, merger and consolidation differences".

(I)
Reclassification of negative net interest income of Banca IMI Group to "Profits/(losses) on financial transactions and investment income" as it is related to securities dealing activities rather than banking activities.

(J)
Reclassification of income earned from merchant banking and leasing activities from line item 70 "Other operating income" to "Net commission and other dealing revenues" as it is related to financing activities.

(K)
Reclassification of expenses incurred in connection with merchant banking and leasing activities from line item "Other operating income, net" to "Net commission and other dealing revenues" as they are related to financing activities.

(L)
Reclassification of dividends from investments in which Group has less than 20% equity stake from "Profits/(losses) of companies carried at equity and dividends on equity investments" to "Interest income and similar revenues" as they are treated as interest.

(M)
Reclassification relates to dividends originally received by Cardine Banca and subsequently transferred to Sanpaolo IMI.

(N)
Rounding.

AUDITED INCOME STATEMENT Year ended December 31, 2000										RECLASSIFIED INCOME STATEMENT Year ended December 31, 2000
(millions of €)			Combination Breakdown Reclassification							(millions of €)
10.	Interest income and similar revenues	7,622					4		L	Interest income and similar revenues		7,626
20.	Interest expense and similar charges	(5,123)								Interest expense and similar charges		(5,123)
							69		I	Reversal of net interest income of Banca IMI Group		69
										Net interest income		2,572
			3,452 (817)	C C			13 (7)		J K	Net commission & other dealing revenues		2,641
30.	Dividends and other revenues
	a) from shares, quotas and other equities	169	165	A			(69 (2	) )	I N	Profits/(losses) on financial transactions and investment income		263
	b) from equity investments	62	87	B			(4 1)		I N	Profits/(losses) of companies carried at equity and dividends on equity investments		146
40.	Commission income	3,452	(3,452)	C
50.	Commission expense	(817)	817	C
60.	Profits (losses) on financial transactions	165	(165)	A
										Net interest and other income		5,622
70.	Other operating income	250	(250)	D
80.	Administrative costs
	a) personnel	(1,929)								Payroll	(1,929)
	b) other	(1,147)			189	G				Other administrative costs	(958)
					(189)	G				Indirect taxes and similar dues	(189)
										Administrative costs		(3,076)
			250 (31)	D D			7 (13)		K J	Other operating income, net		213
90.	Adjustments to intangible and tangible fixed assets	(389)			90	H				Adjustments to intangible and tangible fixed assets		(299)
										Operating income before provisions and certain adjustments		2,460
					(90)	H				Adjustments to goodwill, merger and consolidation differences		(90)
100.	Provisions for risks and charges	(323)								Provisions for risks and charges		(323)
110.	Other operating expenses	(31)	31	D
120.	Adjustments to loans and provisions for guarantees and commitments	(647)	417 (8)	E E						Adjustments to loans and provisions for guarantees and commitments		(238)
130.	Writebacks of adjustments to loans and provisions for guarantees and commitments	417	(417)	E
140.	Provisions to the allowance for probable loan losses	(8)	8	E
150.	Adjustments to financial fixed assets	(36)	15	F			1		N	Adjustments to financial fixed assets, net		(20)
160.	Writebacks of adjustments to financial fixed assets	15	(15)	F
170.	Income (losses) from investments carried at equity	87	(87)	B
180.	Income from operating activities	1,789								Income before extraordinary items		1,789
190.	Extraordinary income	451
200.	Extraordinary expenses	(55)
210.	Extraordinary items, net	396								Net extraordinary income		396
										Income before taxes and minority interest		2,185
			(785)							Income taxes		(785)
230.	Change in reserve for general banking risks	2								Change in reserve for general banking risks		2
240.	Income taxes	(785)	785
250.	Minority interests	(94)								Net income attributable to minority interest		(94)
255.	Elimination of second half Income of the Banco di Napoli Group (*)	(16)								Reversal of second half income of the Banco di Napoli Group (*)		(16)
260.	Net income	1,292								Net income		1,292

(A)
Combination of line items 30.a) "Dividends and other revenues from shares, capital quotas and other equities" and 60 "Profits (losses) on financial transactions" to form "Profits/(losses) on financial transactions and investment income".

(B)
Combination of line items 30.b) "Dividends and other revenues from equity investments" and 170 "Income (losses) from investments carried at equity" to form "Profits/(losses) of companies carried at equity and dividends on equity investments".

(C)
Combination of line items 40 "Commission income" and 50 "Commission expense" to form "Net commission and other dealing revenues".

(D)
Combination of line items 70 "Other operating income" and 110 "Other operating expenses" to form "Other operating income, net".

(E)
Combination of line items 120 "Adjustments to loans and provisions for guarantees and commitments", 130 "Writebacks of adjustments to loans and provisions for guarantees and commitments" and 140 "Provisions to the allowance for probable loan losses" to form "Adjustments to loans and provisions for guarantees and commitments".

(F)
Combination of line items 150 "Adjustments to financial fixed assets" and 160 "Writebacks of adjustments to financial fixed assets" to form "Adjustments to financial fixed assets, net".

(G)
Breakdown of line item 80.b) "Administrative costs—other" into "Other administrative costs" and "Indirect taxes and similar dues".

(H)
Breakdown of line item 90 "Adjustments to intangible and tangible fixed assets" into "Adjustments to intangible and tangible fixed assets" and "Adjustments to goodwill, merger and consolidation differences".

(I)
Reclassification of negative net interest income of Banca IMI Group to "Profits/(losses) on financial transactions and investment income" as it is related to securities dealing activities rather than banking activities.

(J)
Reclassification of income earned from merchant banking and leasing activities from line item 70 "Other operating income" to "Net commission and other dealing revenues" as it is related to financing activities.

(K)
Reclassification of expenses incurred in connection with merchant banking and leasing activities from line item "Other operating income, net" to "Net commission and other dealing revenues" as they are related to financing activities.

(L)
Reclassification of dividends from investments in which Group has less than 20% equity stake from "Profits/(losses) of companies carried at equity and dividends on equity investments" to "Interest income and similar revenues" as they are treated as interest.

(N)
Rounding

(*)
This item refers to the special consolidation method used for the Banco di Napoli Group and relates to the net income of Banco di Napoli for the second half of 2000, that had been included as part of the purchase price for Sanpaolo IMI's successive purchases of its equity interests in Banco di Napoli.

AUDITED INCOME STATEMENT Year ended December 31, 1999									RECLASSIFIED INCOME STATEMENT Year ended December 31, 1999
(millions of €)			Combination Breakdown Reclassification						(millions of €)
10.	Interest income and similar revenues	5,966					15	H	Interest income and similar revenues		5,981
20.	Interest expense and similar charges	(3,934)							Interest expense and similar charges		(3,934)
									Net interest income		2,047
			2,587 (530)	C C			46 (37)	J K	Net commission & other dealing revenues		2,066
30.	Dividends and other revenues
	a) from shares, quotas and other equities	148	103	A					Profits/(losses) on financial transactions and investment income		251
	b) from equity investments	102	118	B			(15)	H	Profits/(losses) of companies carried at equity and dividends on equity investments		205
40.	Commission income	2,587	(2,587)	C
50.	Commission expense	(530)	530	C
60.	Profits (losses) on financial transactions	103	(103)	A
									Net interest and other income		4,569
70.	Other operating income	224	(224)	D
80.	Administrative costs
	a) personnel	(1,534)							Payroll	(1,534)
	b) other	(932)			169	G			Other administrative costs	(763)
					(169)	G			Indirect taxes and similar dues	(169)
									Administrative costs		(2,466)
			224 (40)	D D			37 (46)	K J	Other operating income, net		175
90.	Adjustments to intangible and tangible fixed assets	(293)							Adjustments to intangible and tangible fixed assets		(293)
									Operating income before provisions and certain adjustments		1,985
100.	Provisions for risks and charges	(81)							Provisions for risks and charges		(81)
110.	Other operating expenses	(40)	40	D
120.	Adjustments to loans and provisions for guarantees and commitments	(664)	361 (10)	E E					Adjustments to loans and provisions for guarantees and commitments		(313)
130.	Writebacks of adjustments to loans and provisions for guarantees and commitments	361	(361)	E
140.	Provisions to the allowance for probable loan losses	(10)	10	E
150.	Adjustments to financial fixed assets	(89)	2	F					Adjustments to financial fixed assets, net		(87)
160.	Writebacks of adjustments to financial fixed assets	2	(2)	F
170.	Income (losses) from investments carried at equity	118	(118)	B
180.	Income from operating activities	1,504							Income before extraordinary items		1,504
190.	Extraordinary income	367
200.	Extraordinary expenses	(73)
210.	Extraordinary items, net	294							Net extraordinary income		294
									Income before taxes and minority interest		1,798
			(685)						Income taxes		(685)
230.	Change in reserve for general banking risks	(1)							Change in reserve for general banking risks		(1)
240.	Income taxes	(685)	685
250.	Minority interests	(62)							Net income attributable to minority interest		(62)
260.	Net income	1,050							Net income		1,050

(A)
Combination of line items 30.a) "Dividends and other revenues from shares, capital quotas and other equities" and 60 "Profits (losses) on financial transactions" to form "Profits/(losses) on financial transactions and investment income".

(B)
Combination of line items 30.b) "Dividends and other revenues from equity investments" and 170 "Income (losses) form investments carried at equity" to form "Profits/(losses) of companies carried at equity and dividends on equity investments".

(C)
Combination of line items 40 "Commission income" and 50 "Commission expense" to form "Net commission and other dealing revenues".

(D)
Combination of line items 70 "Other operating income" and 110 "Other operating expenses" to form "Other operating income, net".

(E)
Combination of line items 120 "Adjustments to loans and provisions for guarantees and commitments", 130 "Writebacks of adjustments to loans and provisions for guarantees and commitments" and 140 "Provisions to the allowance for probable loan losses" to form "Adjustments to loans and provisions for guarantees and commitments".

(F)
Combination of line items 150 "Adjustments to financial fixed assets" and 160 "Writebacks of adjustments to financial fixed assets" to form "Adjustments to financial fixed assets, net".

(G)
Breakdown of line item 80.b) "Administrative costs—other" into "Other administrative costs" and "Indirect taxes and similar dues".

(H)
Reclassification of dividends from investments in which Group has less than 20% equity stake from "Profits/(losses) of companies carried at equity and dividends on equity investments" to "Interest income and similar revenues" as they are treated as interest.

(J)
Reclassification of income earned from merchant banking and leasing activities from line item 70 "Other operating income" to "Net commission and other dealing revenues" as it is related to financing activities.

(K)
Reclassification of expenses incurred in connection with merchant banking and leasing activities from line item "Other operating income, net" to "Net commission and other dealing revenues" as they relate to financing activities.

Exchange Rates

        The following table shows, for the periods indicated, certain information regarding the noon buying rate for the euro, expressed in U.S. dollars per euro.

Year ended December 31,	High	Low	Average(1)	At Period End
1999	1.1812	1.0016	1.0588	1.0070
2000	1.0335	0.8270	0.9207	0.9388
2001	0.9535	0.8425	0.8909	0.8901
2002	1.0485	0.8594	0.9495	1.0485
2003	1.2597	1.0361	1.1411	1.2597
2004 (through June 15, 2004)	1.2853	1.1801	1.2253	1.2139

(1)
Average of the rates for the last business day of each month in the period.

        The following table shows the high and low exchange rates between the euro and the U.S. dollar, expressed in U.S. dollars per euro, during the last six months:

Month	High	Low
January 2004	1.2853	1.2389
February 2004	1.2848	1.2426
March 2004	1.2431	1.2088
April 2004	1.2358	1.1802
May 2004	1.2274	1.1801
June 2004 (through June 15, 2004)	1.2320	1.2011

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

B. Selected Statistical Information

Average Balances and Interest Rates

        The following tables show, on the basis of Sanpaolo IMI's reclassified financial statements average balances and interest rates for the Group for the years ended December 31, 2003, 2002 and 2001. For purposes of these tables, (i) average balances have been determined based on daily figures for interest-earning assets and interest-bearing liabilities of Sanpaolo IMI, Sanpaolo Banco di Napoli S.p.A., Banca Fideuram S.p.A. ("Banca Fideuram"), Banca Opi S.p.A. ("Banca Opi"), Banca Popolare dell' Adriatico S.p.A., Cassa di Risparmio di Padova e Rovigo S.p.A., Cassa di Risparmio di Venezia S.p.A., Cassa di Risparmio in Bologna S.p.A., and Friulcassa S.p.A., and on quarterly figures for all the other assets and liabilities of the Group; management believes that the average figures below present substantially the same trend as would be presented by daily averages; (ii) interest income and expense in the following tables vary from the amounts presented in the Consolidated Financial Statements (see footnotes to tables below for further details); (iii) tax-exempt income has not been calculated on a tax-equivalent basis because the effect of such calculations would not be significant; and (iv) the average balance of non-accruing loans has been included in the average balance of non-interest-earning assets (see footnotes to tables below for further details).

	Year ended December 31,
	2003			2002(1)			2001
	Average Balance	Interest (2)	Average Yield	Average Balance	Interest (2)	Average Yield	Average Balance	Interest (2)	Average Yield
	(millions of €, except percentages)
Assets:
Interest-earning assets
Loans and leases to non-credit institutions	116,659	6,034	5.17%	116,467	6,756	5.80%	89,839	5,721	6.37%
—Euro	109,224	5,790	5.30%	105,796	6,386	6.04%	79,444	5,214	6.56%
—Non euro	7,435	244	3.28%	10,671	370	3.47%	10,395	507	4.88%
Interest-earning deposits and loans to credit institutions	12,452	260	2.09%	12,120	399	3.29%	15,388	654	4.25%
—Euro	7,095	161	2.27%	11,421	386	3.38%	13,417	564	4.20%
—Non euro	5,357	99	1.85%	699	13	1.86%	1,971	90	4.57%
Reverse repurchase agreements	10,787	253	2.35%	5,992	185	3.09%	2,798	126	4.50%
—Euro	10,281	247	2.40%	5,264	173	3.29%	2,201	98	4.45%
—Non euro	506	6	1.19%	728	12	1.65%	597	28	4.69%
Trading account securities and investment	14,528	460	3.17%	16,722	726	4.34%	14,563	743	5.10%
—Euro	11,559	385	3.33%	12,393	575	4.64%	10,253	507	4.94%
—Non euro	2,969	75	2.53%	4,329	151	3.49%	4,310	236	5.48%
Other interest-earning assets from Banco di Napoli(3)	1,551	58	3.74%	2,735	100	3.66%	3,874	196	5.06%
Total interest-earning assets	155,977	7,065	4.53%	154,036	8,166	5.30%	126,462	7,440	5.88%
—Euro	139,710	6,641	4.75%	137,609	7,620	5.54%	109,189	6,579	6.03%
—Non euro	16,267	424	2.61%	16,427	546	3.32%	17,273	861	4.98%
Non-interest-earning assets(4)	47,004			53,329			45,047

Total assets	202,981			207,365			171,509

(1)
Certain items for the year ended December 31, 2002 have been reclassified in order to make them consistent with and comparable to the methodology used for preparing the average balances and yields for the year ended December 31, 2003. These changes include the reclassification of the former Cardine Group's non-accruing loans from interest-earning assets to non-interest-earning assets, as well as, within interest-earning assets, the reclassification of capitalization certificates from securities to loans.

(2)
Total interest income varies by €378 million, €527 million and €576 million from income as shown in the consolidated financial statements for the years ended December 31, 2003, 2002 and 2001, respectively, due to the following differences:

a.
reclassification of interest income of Banca IMI that relates to securities dealing activities of €402 million, €447 million and €538 million in 2003, 2002 and 2001, respectively;

b.
reclassification of interest income (and expense) on derivatives contracts hedging interest rate risk, which in the consolidated financial statements are netted together, but which in the above table are netted against interest income (or expense) of the respective assets or liabilities hedged by the derivatives. Such amounts decreased interest income and increase interest expense by €24 million, €80 million and €42 million in 2003, 2002 and 2001, respectively; and

c.
reclassification of certain dividends from investments in which Sanpaolo IMI has a less than 20% stake of €4 million in 2001.

(3)
This line item comprises the credits from Società per la Gestione delle Attività ("SGA"). SGA is the company established to recover non-performing loans of Banco di Napoli. See Note 19 to the Consolidated Financial Statements on page F-117.

(4)
For the years ended December 31, 2003 and 2002, the average balance of non-accruing loans is included in the average balance of non-interest earning assets. For the year ended December 31, 2001, the average balance of non-accruing loans is included in the average balance of loans and leases to non-credit institutions.

	Year ended December 31,
	2003			2002			2001
	Average Balance	Interest (1)	Average Rate	Average Balance	Interest(1)	Average Rate	Average Balance	Interest(1)	Average Rate
	(millions of €, except percentages)
Liabilities and shareholders' equity:
Interest-bearing liabilities
Short-term borrowings and medium- and long-term debt from non-credit institutions	66,822	763	1.14%	66,888	1,022	1.53%	52,586	1,319	2.51%
—Euro	61,644	682	1.11%	60,742	866	1.43%	45,291	1,032	2.28%
—Non Euro	5,178	81	1.56%	6,146	156	2.54%	7,295	287	3.93%
Deposits, short-term borrowings and medium- and long-term debt from credit institutions	24,177	576	2.38%	19,643	596	3.03%	18,014	847	4.70%
—Euro	15,938	393	2.47%	12,792	416	3.25%	10,725	514	4.79%
—Non Euro	8,239	183	2.22%	6,851	180	2.63%	7,289	333	4.57%
Repurchase agreements	11,214	248	2.21%	8,671	290	3.34%	7,109	313	4.40%
—Euro	11,214	248	2.21%	8,671	290	3.34%	7,109	313	4.40%
—Non Euro	—	—	n.a.	—	—	n.a.	—	—	n.a.
Securities and subordinated liabilities(2)	50,010	1,762	3.52%	54,085	2,485	4.59%	42,035	2,173	5.17%
—Euro	48,526	1,723	3.55%	51,864	2,406	4.64%	39,225	2,017	5.14%
—Non euro	1,484	39	2.63%	2,221	79	3.56%	2,810	156	5.55%
Total interest-bearing liabilities	152,223	3,349	2.20%	149,287	4,393	2.94%	119,744	4,652	3.88%
—Euro	137,322	3,046	2.22%	134,069	3,978	2.97%	102,350	3,876	3.79%
—Non-Euro	14,901	303	2.03%	15,218	415	2.73%	17,394	776	4.46%
Non-interest-bearing liabilities:
Other liabilities	39,596			46,853			43,255
Minority interest in consolidated subsidiaries	313			490			742
Total non-interest-bearing liabilities	39,909			47,343			43,997
Shareholders' equity:
Common shares	5,144			5,144			3,931
Other shareholders' equity	5,705			5,591			3,837
Total shareholders' equity(3)	10,849			10,735			7,768

Total liabilities and shareholders' equity	202,981			207,365			171,509

(1)
Total interest expense varies by €352 million, €562 million and €674 million from expense as shown in the Consolidated Financial Statements for the years ended December 31, 2003, 2002 and 2001, respectively, due to the following differences:

a.
reclassification of interest expense of Banca IMI that relates to securities dealing activities of €376 million, €482 million and €632 million in 2003, 2002 and 2001, respectively; and

b.
reclassification of interest income (and expense) on derivatives contracts hedging interest rate risk, which in the consolidated financial statements are netted together, but which in the above table are netted against interest income (or expense) of the respective assets or liabilities hedged by the derivatives. Such amounts decrease interest income and increase interest expense by €24 million, €80 million and €42 million in 2003, 2002 and 2001, respectively.

(2)
This item comprises issued debt securities and subordinated debt.

(3)
Average shareholders' equity includes net income.

Change in Net Interest Income—Volume and Rate Analysis

        The following table shows the allocation, by category of interest-earning assets and interest-bearing liabilities and by currency, of changes in the Group's net interest income among changes in average volume, changes in average rate and changes in rate/volume for the year ended December 31, 2003 compared to the year ended December 31, 2002 and for the year ended December 31, 2002 compared to the year ended December 31, 2001.

	Year ended December 31,
	2003/2002				2002/2001
	Increase/(decrease) due to changes in				Increase/(decrease) due to changes in
	Volume(1)	Rate(2)	Volume/ Rate(3)	Net Change(4)	Volume(1)	Rate(2)	Volume/ Rate(3)	Net Change(4)
	(millions of €)
Interest Income
Loans and leases to non-credit institutions	11	(734)	1	(722)	1,696	(512)	(149)	1,035
—Euro	207	(783)	(20)	(596)	1,729	(413)	(144)	1,172
—Non-Euro	(112)	(20)	6	(126)	13	(147)	(3)	(137)
Interest earning deposits and loans to credit institutions	11	(145)	(5)	(139)	(139)	(148)	32	(255)
—Euro	(146)	(127)	48	(225)	(84)	(110)	16	(178)
—Non-Euro	87	0	(1)	86	(58)	(53)	34	(77)
Reverse repurchase agreements	148	(44)	(36)	68	144	(39)	(46)	59
—Euro	165	(47)	(44)	74	136	(26)	(35)	75
—Non-Euro	(4)	(3)	1	(6)	6	(18)	(4)	(16)
Trading account securities and investment	(95)	(196)	25	(266)	110	(111)	(16)	(17)
—Euro	(39)	(162)	11	(190)	106	(31)	(7)	68
—Non-Euro	(47)	(42)	13	(76)	1	(86)	0	(85)
Other interest earnings from Banco di Napoli(5)	(43)	2	(1)	(42)	(58)	(54)	16	(96)
Total interest income	103	(1,186)	(18)	(1,101)	1,621	(733)	(162)	726
—Euro	116	(1,087)	(8)	(979)	1,714	(535)	(138)	1,041
—Non-Euro	(5)	(117)	0	(122)	(42)	(287)	14	(315)
Interest Expense
Short-term borrowings and medium- and long-term debt from non-credit institutions	(1)	(261)	3	(259)	359	(515)	(141)	(297)
—Euro	13	(194)	(3)	(184)	352	(385)	(133)	(166)
—Non-Euro	(25)	(60)	10	(75)	(45)	(101)	15	(131)
Deposits, short-term borrowings and medium- and long-term debt from institutions	137	(128)	(29)	(20)	77	(301)	(27)	(251)
—Euro	102	(100)	(25)	(23)	99	(165)	(32)	(98)
—Non-Euro	37	(28)	(6)	3	(20)	(141)	8	(153)
Repurchase agreements	85	(98)	(29)	(42)	69	(75)	(17)	(23)
—Euro	85	(98)	(29)	(42)	69	(75)	(17)	(23)
—Non-Euro	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Securities and subordinated liabilities(6)	(187)	(579)	43	(723)	623	(244)	(67)	312
—Euro	(155)	(565)	37	(683)	650	(196)	(65)	389
—Non-Euro	(26)	(21)	7	(40)	(33)	(56)	12	(77)
Total interest expense:	86	(1,105)	(25)	(1,044)	1,146	(1,126)	(279)	(259)
—Euro	97	(1,006)	(23)	(932)	1,202	(839)	(261)	102
—Non-Euro	(9)	(107)	4	(112)	(97)	(301)	37	(361)

(1)
Volume: corresponds to the average balance for the year minus the average balance for the previous year, multiplied by the average yield for such year.

(2)
Rate: corresponds to the average yield for the year minus the average yield for the previous year, multiplied by the average balance for such year.

(3)
Volume/Rate: corresponds to "Net Change" minus "Volume" and minus "Rate".

(4)
Net Change: corresponds to the interest for the year minus the interest for the previous year.

(5)
This line item comprises interest from SGA. SGA is the company established to recover non-performing loans of Banco di Napoli. See Note 19 to the Consolidated Financial Statements on page F-117.

(6)
This item comprises senior debt securities and subordinated debt.

Interest-Earning Assets: Margin and Spread

        The following table shows the Group's average yield, net yield and spread, including the effect of hedging, for the years ended December 31, 2003, 2002 and 2001.

	Year ended December 31,
	2003	2002	2001
	(percentages)
Average yield(1)	4.53	5.30	5.88
—Euro	4.75	5.54	6.03
—Non-euro	2.61	3.32	4.98
Net yield(2)	2.38	2.45	2.20
—Euro	2.57	2.65	2.48
—Non-euro	0.74	0.80	0.49
Spread(3)	2.33	2.36	2.00
—Euro	2.53	2.57	2.24
—Non-euro	0.58	0.59	0.52

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

	Year ended December 31,
	2003	2002	2001
	(percentages)
Net income as percentage of:
Average total assets	0.48	0.43	0.70
Average shareholders' equity(1)	8.96	8.28	15.49
Dividends as percentage of net income	58.21	49.18	66.28
Average shareholders' equity as a percentage of average total assets(1)	5.34	5.18	4.53

(1)
Average shareholders' equity includes net income.

Securities Portfolio

        At December 31, 2003, securities held by the Group were carried on the Group's consolidated balance sheet at a book value of €25,258 million, representing 12.47% of its total assets. The aggregate book value and the aggregate market value of securities held by the Group issued by the Italian government and Italian government agencies were €12,519 million, and €9,019 million, respectively, at

December 31, 2003, and €12,583 million and €9,101 million, respectively, at December 31, 2002. The Group does not otherwise hold securities issued or guaranteed by any one entity or obligor, other than the Italian government, whose carrying value represents more than 10% of consolidated shareholders' equity determined under Italian GAAP.

  Book and fair value

        The following table shows the book value and the fair value of the Group's securities by type and domicile of issuer at the dates indicated. For a discussion of how the Group values its securities, see Note 9 on page F-11 to the Consolidated Financial Statements.

	Year ended December 31,
	2003		2002		2001
	Book Value	Fair Value	Book Value	Fair Value	Book Value	Faur Value
	(millions of €)
Domestic:
Government	12,519	12,583	9,019	9,101	11,343	11,369
Corporate and other securities	5,299	5,325	3,756	3,787	2,723	2,731
Equities and others(1)	1,210	1,210	1,593	1,594	1,039	1,039

Total domestic	19,028	19,118	14,368	14,482	15,105	15,139

International:
Government	1,319	1,322	2,075	2,092	1,738	1,743
Corporate and other securities	3,374	3,385	5,115	5,124	4,785	4,802
Equities and others(1)	1,537	1,542	1,002	1,005	489	490

Total international	6,230	6,249	8,192	8,221	7,012	7,035

Total Securities	25,258	25,367	22,560	22,703	22,117	22,174

(1)
This line item excludes treasury Shares held by the Group at December 31, 2003, 2002 and 2001 with a book value of €34 million, €31 million, €304 million, respectively, and a fair value of €34 million, €31 million, €221 million, respectively.

  Maturity and weighted average yield

        The following table shows the maturities and weighted average yield of the securities held by the Group by type and domicile of issuer at December 31, 2003. The yield on tax-exempt obligations has not been calculated on a tax-equivalent basis because the effect of such a calculation would not be significant.

	At December 31, 2003
	Maturing within one year		Maturing between one and five years	Amount(1) maturing between five years and ten years	Maturing after ten years	Total amount
	(millions of €, except percentages)
Domestic:
Government	3,643		6,591	1,831	454	12,519
Corporate and other securities	1,032		3,127	899	241	5,299
Equities and others	1,210	(2)	—	—	—	1,210

Total domestic	5,885		9,718	2,730	695	19,028

International:
Government	292		419	531	77	1,319
Corporate and other securities	1,115		1,756	402	101	3,374
Equities and others	1,537	(2)	—	—	—	1,537

Total international	2,944		2,175	933	178	6,230

Total Securities	8,829		11,893	3,663	873	25,258

Total Securities (market value)	8,906		11,904	3,667	890	25,367
Weighted average yield(3)	2.88%		3.60%	3.84%	3.80%	3.45%

(1)
Based on book value unless otherwise indicated.

(2)
Not subject to maturity. Customarily classified in this column.

(3)
Based on book value.

Loan Portfolio

        The Group's loan portfolio includes securities purchased under agreements to resell and loans to other banks. Loans, including principal not yet due and principal and interest due but not yet collected, are stated at their net carrying amount, taking into account the financial condition of borrowers in difficulty and any debt-servicing problems faced by individual industrial sectors or the country in which such borrowers are residents, See "—Risk Elements in the Loan Portfolio—Non-accrual of interest" on page 47 below and Note 9 to the Consolidated Financial Statements on page F-11. The assessment performed also takes into consideration any guarantees received, market prices (where applicable) and general difficulties experienced by the different categories of borrowers. Net carrying amount is determined following a detailed review of loans outstanding during the year, considering the degree of risk associated with the various forms of lending and the risk of default inherent in loans that are currently performing normally. The net carrying amount of doubtful loans, excluding loan exposed to country risk, takes into consideration not only the likelihood of eventual recovery, but also any total or partial failure to generate income and delayed repayments of doubtful loans. These value adjustments are made directly to the loan value, and not against any reserve account.

        When it has been determined that a loan is impaired, the Group makes either a value adjustment to the loan, which is charged directly to income, or a provision, which is charged to income through the allowance for probable loan losses. See "—Risk Elements in the Loan Portfolio—Allowance for probable loan losses and value adjustments to Loans" on page 51 below. In this Selected Statistical Information section, the term "net loans" refers to the amount of loans shown on the face of the balance sheet. Net loans are net of any value adjustments (losses charged directly to income) and net of any allowance for probable loan losses. The term "total loans" refers to loans net of any value adjustments, but before deduction of the allowance for probable loan losses. Total loans do not appear on the face of the balance sheet, but are set forth under "Total loans to customers" and "Total loans to banks" in Note 11 to the Consolidated Financial Statements.

        At December 31, 2003, the Group's net loans amounted to €146,877 million (72.50% of total assets). The allowance for loan losses amounted to €4,930 million (3.25% of total loans). Total domestic loans amounted to €125,676 million (82.79% of total loans), while total international loans amounted to €26,131 million. At December 31, 2003, secured loans to customers other than banks amounted to €62,205 million, equal to approximately 42.35% of the Group's total net loans. In addition to loans, at December 31, 2003 the Group had loan commitments (certain and not certain to be called) amounting to €25,839 million and guarantees amounting to €19,912 million.

  Loans by Location and Type of Borrower

        The following table shows, at the dates indicated, the Group's total loans divided into domestic and international loans, broken down by loans to the public sector, banks and other private sector customers.

	At December 31,
	2003						2002
	Total loans		% of Total loans	Allowance	Net loans(1)		Total loans		% of Total loans	Allowance	Net loans(1)
	(a)			(b)	(a-b)		(a)			(b)	(a-b)
	(millions of €, except for percentages)
Domestic:
Government and other public entities	13,479		8.88	47	13,432		13,065		8.52	15	13,050
Banks and credit institutions	6,874		4.53	2	6,872		5,132		3.35	2	5,130
Non-financial business	98,577	(2)	64.94	4,519	94,058	(3)	92,882	(6)	60.57	4,041	88,841	(7)
Other	6,746		4.44	108	6,638		10,030		6.54	114	9,916

Total domestic	125,676		82.79	4,676	121,000		121,109		78.98	4,172	116,937

International:
Government	398		0.26	4	394		438		0.29	7	431
Banks and credit institutions	15,430		10.16	25	15,405		16,904		11.02	34	16,870
Other	10,303	(4)	6.79	225	10,078	(5)	14,886	(8)	9.71	423	14,463	(9)

Total international	26,131		17.21	254	25,877		32,228		21.02	464	31,764

Total domestic and international	151,807		100.00	4,930	146,877		153,337		100.00	4,636	148,701

	At December 31,
	2001						2000
	Total loans		% of Total loans	Allowance	Net loans(1)		Total loans		% of Total loans	Allowance	Net loans(1)
	(a)			(b)	(a-b)		(a)			(b)	(a-b)
	(millions of €, except for percentages)
Domestic:
Government and other public entities	11,957		9.81	9	11,948		11,948		9.83	3	11,945
Banks and credit institutions	8,718		7.15	1	8,717		9,863		8.12	1	9,862
Non-financial business	61,395	(10)	50.37	2,761	58,634	(11)	62,654	(14)	51.57	3,253	59,401	(16)
								(15)
Other	10,150		8.33	115	10,035		10,325		8.50	94	10,231

Total domestic	92,220		75.65	2,886	89,334		94,790		78.02	3,351	91,439

International:
Government	595		0.49	8	587		818		0.67	7	811
Banks and credit institutions	12,891		10.58	36	12,855		9,281		7.64	24	9,257
Other	16,192	(12)	13.28	341	15,851	(13)	16,602	(17)	13.67	284	16,318	(18)

Total international	29,678		24.35	385	29,293		26,701		21.98	315	26,386

Total domestic and international	121,898		100.00	3,271	118,627		121,491		100.00	3,666	117,825

	At December 31, 1999
	Total loans		% of Total loans	Allowance	Net loans(1)
	(a)			(b)	(a-b)
	(millions of €)
Domestic:
Government and other public entities	9,487		9.60	1	9,486
Banks and credit institutions	10,264		10.39	1	10,263
Non-financial business	50,500	(19)	51.13	2,986	47,514
Other	3,996		4.05	129	3,867

Total domestic	74,247		75.17	3,117	71,130

International:
Government	463		0.47	9	454
Banks and credit institutions	12,048		12.20	167	11,881
Other	12,018	(19)	12.17	165	11,853

Total international	24,529	(20)	24.83	341	24,188

Total domestic and international	98,776		100.00	3,458	95,318

(1)
As appears on the face of the consolidated balance sheet on page F-3.

(2)
Comprises: Manufacturing €28,797 million, Wholesale and retail €26,811 million, Building and construction industry €7,779 million, Transportation €4,839 million, Agriculture €2,334 million, Communications €1,742 million and Non-commercial loans and mortgages to individuals €26,275 million.

(3)
Comprises: Manufacturing €27,385 million, Wholesale and retail €25,588 million, Building and construction industry €7,098 million, Transportation €4,715 million, Agriculture €2,106 million,

  Communications €1,729 million and Non-commercial loans and mortgages to individuals €25,437 million.

(4)
Comprises: non-financial businesses (€6,287 million), financial institutions (€3,624 million) and non-commercial loans and mortgages to individuals (€392 million).

(5)
Comprises: non-financial businesses (€6,111 million), financial institutions (€3,583 million) and non-commercial loans and mortgages to individuals (€384 million).

(6)
Comprises: manufacturing €29,295 million, wholesale and retail €23,037 million, building and construction industry €7,230 million, transportation €4,871 million, agriculture €2,271 million, communications €1,178 million and non-commercial loans and mortgages to individuals €25,000 million.

(7)
Comprises: manufacturing €28,306 million, wholesale and retail €21,802 million, building and construction industry €6,558 million, transportation €4,790 million, agriculture €2,043 million, communications €1,171 million and non-commercial loans and mortgages to individuals €24,171 million.

(8)
Comprises: non-financial businesses (€9,319 million), financial institutions (€4,133 million) and non-commercial loans and mortgages to individuals (€1,434 million).

(9)
Comprises: non-financial businesses (€9,010 million), financial institutions (€4,069 million) and non-commercial loans and mortgages to individuals (€1,384 million).

(10)
Comprises: manufacturing €22,168 million, wholesale and retail €14,161 million, building and construction industry €4,356 million, transportation €2,971 million, agriculture €1,437 million, communications €1,340 million and non-commercial loans and mortgages to individuals €14,962 million.

(11)
Comprises: manufacturing €21,376 million, wholesale and retail €13,334 million, building and construction industry €3,832 million, transportation €2,912 million, agriculture €1,264 million, communications €1,308 million and non-commercial loans and mortgages to individuals €14,608 million.

(12)
Comprises: non-financial businesses (€11,234 million), financial institutions (€3,679 million) and non-commercial loans and mortgages to individuals (€1,279 million).

(13)
Comprises: non-financial businesses (€10,952 million), financial institutions (€3,633 million) and non-commercial loans and mortgages to individuals (€1,266 million).

(14)
Comprises: manufacturing €22,792 million, wholesale and retail €15,475 million, building and construction industry €4,784 million, transportation €2,468 million, agriculture €1,575 million, communications €1,431 million and non-commercial loans and mortgages to individuals €14,129 million.

(15)
This balance includes €2.2 billion previously classified as loans to local government and other public entities, which is more appropriately classified as loans to domestic non-financial businesses.

(16)
Comprises: manufacturing €22,131 million, wholesale and retail €14,472 million, building and construction industry €3,901 million, transportation €2,389 million, agriculture €1,400 million, communications €1,424 million and non-commercial loans and mortgages to individuals €13,684 million.

(17)
Comprises: non-financial businesses (€10,321 million), financial institutions (€4,538 million) and non-commercial loans and mortgages to individuals (€1,743 million).

(18)
Comprises: non-financial businesses (€10,178 million), financial institutions (€4,534 million) and non-commercial loans and mortgages to individuals (€1,606 million).

(19)
Breakdowns for domestic non-financial businesses and international: other are not available for 1999.

(20)
This balance includes €1.0 billion previously classified as loans to international: government, which is more appropriately classified as loans to international: other.

  Loans by Type of Facility

        The following table shows, at the dates indicated, the net loans of the Group by type of facility.

	At December 31,
Net loans(1)
	2003		2002		2001
	(millions of €, except percentages)
Installment loans	64,642	44.01%	59,651	40.11%	45,760	38.57%
Other fixed-term loans	22,791	15.52%	28,024	18.85%	25,509	21.50%
Loans to banks	12,147	8.27%	10,326	6.94%	14,800	12.48%
Current account overdrafts	17,492	11.91%	17,574	11.82%	10,581	8.92%
Reverse repurchase agreements(2)	11,815	8.04%	14,262	9.59%	10,482	8.84%
Advances with recourse	2,557	1.74%	3,484	2.34%	2,781	2.34%
Import-export loans	3,111	2.12%	3,090	2.08%	2,465	2.08%
Finance leases	4,594	3.13%	4,266	2.87%	2,253	1.90%
Consumer credit and personal loans	3,433	2.34%	3,782	2.54%	1,250	1.05%
Discounted notes	943	0.64%	1,067	0.72%	968	0.82%
Factoring loans	2,105	1.43%	1,717	1.15%	798	0.67%
Subordinated loans(2)	76	0.05%	123	0.08%	49	0.04%
Non-performing loans(2)	1,171	0.80%	1,335	0.90%	931	0.78%

Net loans	146,877	100.00	148,701	100.00%	118,627	100.00%

	At December 31,
Net loans(1)
	2000		1999
	(millions of €, except percentages)
Installment loans	45,045	38.23%	37,110	38.93%
Other fixed-term loans	27,636	23.46%	14,594	15.31%
Loans to banks	14,332	12.16%	16,580	17.39%
Current account overdrafts	11,732	9.96%	9,681	10.16%
Reverse repurchase agreements(2)	7,767	6.59%	7,334	7.69%
Advances with recourse	2,890	2.45%	2,201	2.31%
Import-export loans	2,531	2.15%	1,579	1.66%
Finance leases	1,877	1.59%	1,695	1.78%
Consumer credit and personal loans	1,128	0.96%	969	1.02%
Discounted notes	1,090	0.93%	1,089	1.14%
Factoring loans	707	0.60%	721	0.76%
Subordinated loans(2)	74	0.06%	71	0.07%
Non-performing loans(2)	1,016	0.86%	1,694	1.78%

Net loans	117,825	100.00%	95,318	100.00%

(1)
As appears in the consolidated balance sheet on page F-3.

(2)
Includes such loans to banks.

        The following table shows net loans by maturity at December 31, 2003.

	At December 31, 2003
Net loans(1)	Within one year		Between one and five years		Greater than five years		Total
	(millions of €, except percentages)
Installment loans	9,655	12.57%	28,005	73.61%	26,982	84.29%	64,642	44.01%
Other fixed-term loans	16,982	22.11%	3,224	8.47%	2,585	8.07%	22,791	15.52%
Loans to banks	10,422	13.57%	911	2.39%	814	2.54%	12,147	8.27%
Current account overdrafts	17,467	22.74%	23	0.06%	2	0.01%	17,492	11.91%
Reverse repurchase agreements(2)	11,815	15.38%	0	0.00%	0	0.00%	11,815	8.04%
Advances with recourse	2,556	3.33%	1	0.00%	0	0.00%	2,557	1.74%
Import-export loans	2,998	3.90%	70	0.18%	43	0.13%	3,111	2.12%
Finance leases	1,110	1.45%	2,341	6.15%	1,143	3.57%	4,594	3.13%
Consumer credit and personal loans	1,440	1.87%	1,755	4.61%	238	0.74%	3,433	2.34%
Discounted notes	876	1.14%	67	0.18%	0	0.00%	943	0.64%
Factoring loans	1,487	1.94%	448	1.18%	170	0.53%	2,105	1.43%
Subordinated loans(2)	0	0.00%	36	0.09%	40	0.12%	76	0.05%
Non-performing loans(3)	0	0.00%	1,171	3.08%	0	0.00%	1,171	0.80%

Net loans	76,808	100.00%	38,052	100.00%	32,017	100.00%	146,877	100.00%

(1)
As appears in the consolidated balance sheet on page F-3.

(2)
Includes subordinated loans to banks.

(3)
Includes non-performing loans to banks. For purposes of this table, all non-performing loans are included in the column "Between one and five years". These numbers refer only to net loans and therefore differ from the figures for non-performing loans shown under "—Risk Elements in the Loan Portfolio" below in the table setting forth Total Loans.

        A brief description of the facility classifications reflected in these tables follows.

        Installment loans include mortgage loans to individuals and private entities, and loans to government and other public entities and to non-financial businesses.

        Mortgage loans consist primarily of (1) residential mortgages to individuals for private residences, (2) loans to co-operative institutions in the housing industry, and (3) commercial construction loans, all of which are secured by the underlying real property. Residential mortgages to individuals for private residences are typically repaid in monthly installments. Loans to co-operative institutions and small building companies in the housing industry and commercial construction loans secured by the underlying real property are usually repaid in six-month installments. Retail residential mortgages have a maximum loan to value ratio of 75% (less than the 80% recommended by current Italian regulations) with maturities of up to 30 years, at fixed or floating rates of interest (or a combination of the two, at the customer's option).

        The process for recovering against collateral through the Italian legal system often consists of a series of judicial auctions, which successively reduce the ultimate potential recovery and which currently last an average of five and one-half years. Sanpaolo IMI's policy is to limit the value of each loan to 75% of the value of the premises, in the case of mortgages to individuals and loans to co-operative institutions and small building companies in the housing industry; up to 50% of the cost of construction at the time of loan origination, in the case of commercial construction loans; and up to 75% of renovation costs at the time of loan origination, in the case of mortgage loans to finance renovation costs. These limits are reduced if appropriate in light of credit analyses performed on each borrower. Sanpaolo IMI believes that the value of the collateral on its mortgage loans covers its exposure, and takes a provision or adjustment whenever such coverage is no longer deemed to be sufficient.

        The other categories of installment loans—loans to government and other public entities, and loans to non-financial businesses—are medium- and long-term loans, primarily at variable rates and primarily in euro. Loans to government and other public entities are extended almost exclusively by Sanpaolo IMI's subsidiary, Banca OPI, with a particular concentration on financing investments and infrastructure projects. Loans to government consist primarily of loans to the Italian government and, to a lesser extent, other governments (mostly OECD members). Loans to other public entities consist primarily of loans to Italian regional, provincial and municipal governments.

        Other fixed-term loans represent single, fixed-term extensions of credit, at fixed rates, with interest payable at reimbursement of the loan. These loans are generally extended in euro to counterparties in Italy with initial maturities of less than one year, and may be secured by collateral with a value commensurate with that of the loan. This type of facility is primarily extended to large corporates, small- and medium-sized enterprises, small businesses and to a lesser extent to the Italian government and other public entities.

        Loans to banks include all types of loans to banking and credit institutions, with the exception of repurchase agreements and, to a lesser extent, subordinated loans. These loans consist almost exclusively of interbank time deposits with terms of less than one year, with the remainder being demand deposits. These facilities are unsecured.

        Current account overdrafts are facilities whereby Sanpaolo IMI agrees on a revocable basis to extend credit up to a specified limit through a current account of the borrower. The borrower may use this facility on a revolving basis, making periodic payments and further drawdowns. Although not generally the case, Sanpaolo IMI may require the current account overdraft to be secured. These facilities are variable rate, with interest payments debited quarterly to the current account. They are extended almost exclusively in euro to companies (large corporates, small and medium enterprises, and small businesses) and households primarily in Italy and to a lesser extent in other OECD countries.

        Reverse repurchase agreements are agreements whereby the customer sells securities to Sanpaolo IMI and agrees to repurchase from Sanpaolo IMI equivalent securities at an agreed price and a stated time. Securities are generally represented by Italian government or other high-grade securities. This type of financing is secured by virtue of the Bank having the property rights in the purchased securities. These reverse repurchase transactions are primarily in euro and generally with a duration of 120 days or less. Counterparties are primarily OECD banking and credit institutions and secondarily other financial institutions.

        Advances with recourse are extensions of credit on current accounts to non-financial businesses (large corporates, small and medium enterprises, and small businesses) on presentation of checks, promissory notes or other negotiable instruments, subject to Sanpaolo IMI's right to revoke the extension of credit in the event it is unable to obtain payment on the relevant negotiable instrument. The instruments presented for payment generally have a maturity of not longer than 12 months. Interest is fixed-rate and paid in advance. The majority of these extensions of credit are in euro to counterparties resident in Italy.

        Import-export loans consist of letters of credit and other forms of credit documentation typically used in foreign trade. These facilities generally are in euro, with a maturity of one year or less at fixed rates, and are secured by irrevocable assignments of the borrower's related receivables. Counterparties are generally non-financial businesses (large corporates, small and medium enterprises, and small businesses) primarily resident in Italy.

        Finance leases are extensions of credit which, measured by value, primarily relate to real estate and industrial machinery, and measured by number of transactions, primarily relate to means of transportation. Finance leases are primarily in euro with an initial maturity greater than 24 months and are secured by the asset that is the subject of the lease. Counterparties are non-financial businesses (large corporates, small and medium enterprises, and small businesses) primarily resident in Italy. These extensions of credit are made through specialized subsidiaries of Sanpaolo IMI.

        Consumer credit and personal loans are loans in euro with maturities generally between one and three years and occasionally up to five years, primarily to individuals resident in Italy for consumer and personal use. Consumer credit loans are generally unsecured.

        Discounted notes are extensions of credit in which Sanpaolo IMI in effect purchases at a discounted rate from the borrower outstanding debt and to the borrower by a third party. These are short-term exposures, primarily less than one year, at fixed rates in euro to non-financial businesses (large corporates, small and medium enterprises, and small businesses) resident in Italy.

        Factoring loans include both factoring in the strict sense as well as assignments of receivables. Factoring is a type of financial service whereby a firm sells or transfers title to its accounts receivable to another party (the factor), which then acts as principal, not as agent. The receivables are sold without recourse, meaning that the factor must bear the risk of collection. The purchase is made at a discount to the account's value. Assignments of receivables represented by invoices or cash orders are essentially advances on current accounts (with or without recourse) to non-financial businesses (large corporates, small and medium enterprises, and small businesses) upon presentation of the relevant documents. The majority of these exposures are in euro at fixed rates to companies resident in Italy, primarily with maturities of less than one year.

        Subordinated loans are junior in priority to other debt, i.e., repayable only after other debts with a higher claim on assets of the debtor have been satisfied. A subordinated creditor thus assumes more risk than a non-subordinated creditor. Subordinated loans are made in euro, primarily at variable rates, to Italian and other European banks and financial institutions, with a maturity of not less than five years.

        Non-performing loans (sofferenze) are loans to borrowers who are bankrupt (even in the absence of a court ruling to that effect) or in substantially equivalent condition, without regard to any financial loss projections prepared by the borrower. Non-performing loan exposures are primarily in euro to counterparties resident in Italy, primarily non-financial businesses (large corporates, small and medium enterprises, and small businesses). The amount shown in this line item in the tables above represent the total amount of non-performing loans of the Group, net of value adjustments to the unsecured portion of such loans.

  Loans by Category of Borrower

        At December 31, 2003, the largest 20 total exposures accounted for 19.58% of Sanpaolo IMI Group's total loan portfolio while the largest 50 total loan exposures accounted for 26.10%.

        The largest exposure relates to loans granted to the Italian government. The loans granted to the Italian government as of December 31, 2003, were €7.2 billion, increasing to €12.7 billion (which includes €1.01 billion of Italian government guarantees extended in connection with SGA, see Note 19 to the Consolidated Financial Statements of page F-117) if guarantees of the Italian government provided to Sanpaolo IMI in respect of borrowers other than governmental entities are taken into account. At December 31, 2003 the loans granted to the Italian government, without taking into account the guarantees of the Italian government for non-governmental borrowers, accounted for 4.87% of Sanpaolo IMI Group's net loans.

        At December 31, 2003, the Group had three "significant risk exposures", defined by the Bank of Italy as risk-weighted exposures that exceeded 10% of consolidated shareholders' equity for supervisory purposes. See Item 4. "C. Business Overview—Italian Banking Regulation and Corporate Governance Principles—Lending Limits" on page 91 below.

        The Group's three "significant risk exposures" for supervisory purposes as of December 31, 2003 amounted to a total of €7.29 billion and related to major Italian oil and gas, utilities and transportation groups.

        The following table shows, at the dates indicated, the distribution of the Group's net loans by category of borrower:

Loans by category of borrower

	At December 31,
Net Loans(1)
	2003		2002		2001
	(millions of €, except percentages)
Governments	7,551	5.14%	7,237	4.87%	5,342	4.50%
Other public entities	6,275	4.27%	6,244	4.20%	7,193	6.07%

Total government and other public entities	13,826	9.41%	13,481	9.07%	12,535	10.57%

Banks and credit institutions	22,277	15.17%	22,000	14.79%	21,571	18.18%

Total banks and credit institutions	22,277	15.17%	22,000	14.79%	21,571	18.18%

Building and construction	7,098	4.83%	6,558	4.41%	3,832	3.23%
Wholesale and retail	25,588	17.42%	21,802	14.66%	13,334	11.24%
Manufacturing	27,385	18.65%	28,306	19.04%	21,376	18.02%
Communications(3)	1,729	1.18%	1,171	0.79%	1,308	1.10%
Transportation	4,715	3.21%	4,790	3.22%	2,912	2.46%
Agriculture	2,106	1.43%	2,043	1.37%	1,264	1.07%
Foreign non-financial businesses	6,111	4.16%	9,010	6.06%	10,952	9.23%

Total non-financial companies and small businesses	74,732	50.88%	73,680	49.55%	54,978	46.35%

Non-bank financial institutions	10,221	6.96%	13,985	9.40%	13,669	11.52%

Total non-bank financial institutions	10,221	6.96%	13,985	9.40%	13,669	11.52%

Non-commercial loans and mortgages to individuals	24,964	17.00%	24,586	16.53%	15,489	13.06%
Other	857	0.58%	969	0.65%	385	0.32%

Other	25,821	17.58%	25,555	17.19%	15,874	13.38%

Total	146,877	100.00%	148,701	100.00%	118,627	100.00%

	At December 31,
Net Loans(1)
	2000(2)		1999
	(millions of €, except percentages)
Governments	5,093	4.32%	4,471	4.69%
Other public entities	7,663	6.50%	5,469	5.74%

Total government and other public entities	12,756	10.82%	9,940	10.43%

Banks and credit institutions	19,119	16.23%	22,144	23.23%

Total banks and credit institutions	19,119	16.23%	22,144	23.23%

Building and construction	3,901	3.31%	3,711	3.89%
Wholesale and retail	14,472	12.28%	11,353	11.91%
Manufacturing	22,131	18.78%	17,081	17.92%
Communications(3)	1,424	1.21%	1,389	1.46%
Transportation	2,389	2.03%	1,592	1.67%
Agriculture	1,400	1.19%	865	0.91%
Foreign non-financial businesses	10,178	8.64%	7,269	7.63%

Total non-financial companies and small businesses	55,895	47.44%	43,260	45.39%

Non-bank financial institutions	14,765	12.53%	6,751	7.08%

Total non-bank financial institutions	14,765	12.53%	6,751	7.08%

Non-commercial loans and mortgages to individuals	14,736	12.51%	12,361	12.97%
Other	554	0.47%	862	0.90%

Other	15,290	12.98%	13,223	13.87%

Total	117,825	100.0%	95,318	100.00%

(1)
As appears on the face of the consolidated balance sheet on page F-3.

(2)
The categories included for 2000 are reclassified to take into account the classifications used by Banca OPI to provide a more consistent comparison.

(3)
Includes telecommunications.

        For purposes of its loan and credit risk management policy, Sanpaolo IMI groups borrowers into five main categories: (i) government and other public entities; (ii) banks and credit institutions; (iii) non-financial companies and small businesses; (iv) non-banking financial institutions; and (v) loans to individuals and others. A brief description of these categories of borrowers follows. For a summary of Sanpaolo IMI's loan and credit risk management policy, see Item 11 "Credit Risk Management and Control" on page 221 below.

  Governments and other public entities

        This category consists of two sub-categories, "governments" and "other public entities". Governments consist of the Republic of Italy, which accounts for the majority of the exposure to this sub-category, and foreign countries, primarily OECD members. Other public entities consist of Italian regions, provinces and cities.

        Sanpaolo IMI extends credit to governments and other public entities almost exclusively through its subsidiary, Banca OPI, with a particular focus on financing investments and infrastructure projects.

        The primary type of facility for this category of borrowers is installment loans and, to a much lesser extent, other fixed-term loans. Both types of credit extensions to governments and other public entities are in the majority of cases secured by guarantees of the Republic of Italy or other forms of security, such as pledges of or escrow arrangements with respect to such receivables as, typically, tax receipts. Loans to this category of borrowers are generally considered to present a relatively moderate credit risk.

  Banks and credit institutions

        Borrowers in this category include Italian and foreign institutions that take deposits and extend credit. In the last few years loans to banks and credit institutions have been made primarily to foreign institutions in the euro zone. The principal types of facility extend to this category of borrowers are loans to banks and reverse repurchase agreements.

  Non-financial companies and small businesses

        This category consists of large corporates, small and medium enterprises, and small businesses, and is divided into seven sub-categories of economic activity: (i) building and construction, (ii) wholesale and retail, (iii) manufacturing, (iv) communications, (v) transportation, (vi) agriculture and (vii) foreign non-financial businesses.

        Building and construction includes residential and commercial real estate developments, and public works project and engineering companies. Loans to the latter sector are made by Banca OPI and are considered to present a greater credit risk than Banca OPI's other main category of borrowers.

        Wholesale and retail includes wholesale and retail trading companies as well as commercial agents and other intermediaries.

        Manufacturing includes companies in the energy, mining and extraction, chemical, industrial machinery and transport production, food, textiles, paper, plastic, rubber and lumber sectors and, to a limited extent, the electronic information technology sectors.

        Communications includes telecommunications companies.

        Transportation includes road transport and railway companies, maritime and internal shipping lines, passenger and cargo airlines, oil and gas pipelines, and related transportation services such as travel agencies, and warehouse and custody services.

        Agriculture includes livestock farming, fishing and forestry.

        Foreign non-financial businesses are grouped into a single category of borrowers. Extensions of credit to this category consist primarily of import-export loans.

        Extensions of credit to non-financial companies and small businesses are made in the form of installment loans, discounted notes, finance leases, other fixed-term loans, advances with recourse and factoring.

  Financial institutions other than banks

        This category includes securities firms (broker-dealers), insurance, leasing and factoring companies. Extensions of credit to non-bank financial institutions consist primarily of reverse repurchase agreements and other fixed-term loans.

  Other

        This category includes loans to individuals and to families for non-commercial purposes, as well as to non-profit organizations. Extensions of credit to this category consist primarily of installment loans, current account overdrafts and personal loans.

  Loans by Geographic Area

        The following table shows, at the dates indicated, the geographic distribution of net loans (including securities purchased under agreement to resell and loans to banks) by general location of the customer as reported to the Bank of Italy:

	At December 31,
Net loans(1)
	2003		2002		2001		2000		1999
	(millions of €, except percentages)
Loans to residents(2):
Northern Italy	74,803	61.8%	70,375	60.2%	45,359	50.8%	42,460	46.4%	42,646	59.8%
Central Italy	28,024	23.2%	22,100	18.9%	18,927	21.2%	22,876	25.0%	21,445	30.1%
Southern Italy	18,173	15.0%	24,462	20.9%	25,049	28.0%	26,132	28.6%	7,238	10.1%

Total to residents(2)	121,000	100.0%	116,937	100.0%	89,335	100.0%	91,468	100.0%	71,329	100.0%

Loans to non-residents(2)	25,877		31,764		29,292		26,357		23,989

Total to residents and non-residents	146,877		148,701		118,627		117,825		95,318

(1)
Net loans are total loans net of any value adjustments and net of any allowance for probable loan losses. The amount of net loans is the loan amount that appears on the face of the balance sheet.

(2)
Including banks.

  Interest Rate Sensitivity

        The following table shows, at the dates indicated, a breakdown of the amounts outstanding of fixed rate and floating rate loans due after one year.

	At December 31, 2003
Net loans(1)
	Domestic	International	Total
	(millions of €)
Fixed rate	22,251	704	22,955
Floating rate	42,402	4,712	47,114

Total	64,653	5,416	70,069

	At December 31, 2002
Net loans(1)
	Domestic	International	Total
	(millions of €)
Fixed rate	21,593	2,713	24,306
Floating rate	37,491	4,564	42,055

Total	59,084	7,277	66,361

	At December 31, 2001
Net loans(1)
	Domestic	International	Total
	(millions of €)
Fixed rate	17,517	6,733	24,250
Floating rate	27,693	1,423	29,116

Total	45,210	8,156	53,366

(1)
Net loans are total loans net of any value adjustments and net of any allowance for probable loan losses. The amount of net loans is the loan amount that appears on the face of the balance sheet.

  Foreign Country Outstandings

        For the years ended December 31, 2003, 2002 and 2001, foreign country outstandings are those outstandings (i) to residents outside of Italy in euros or in a currency different from the currency of the borrower and (ii) in the local currency of the borrower but not hedged or funded in such currency by a counterparty resident in the same country. Foreign country outstandings include outstandings in euros in countries (other than Italy) which have adopted the euro as their currency, and which have been funded, in euros, in a country different from the country in which the amounts are outstanding. The outstandings include net loans to customers and to banks, other advances, securities and other monetary assets, but exclude finance provided within the Group, and loans guaranteed by SACE (an Italian government agency which provides export credit insurance) or by supranational organizations.

        The following table shows, at the dates indicated, the aggregate amount of the Group's cross-border outstandings where outstandings in the borrower's country exceeded 1% of the Group's total assets. The geographic breakdown is based on the country of the borrower or guarantor of ultimate risk.

	At December 31,
	2003		2002		2001
Loans and monetary assets	(millions of €)	% of total assets	(millions of €)	% of total assets	(millions of €)	% of total assets
France(1)	4,599	2.27	2,344	1.15	2,029	1.19
Germany(1)	2,623	1.29	1,637	0.80	348	0.20
Luxembourg(1)	2,532	1.25	n.a.	n.a.	n.a.	n.a.
United Kingdom	3,936	1.94	3,438	1.69	1,799	1.06

(1)
These are countries which have adopted the euro. The outstanding amounts have been funded in euros in Italy or in other countries which have adopted the euro.

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

	At December 31, 2003
Loans and monetary assets	Government	Banks and credit institutions	Commercial industrial and others	Net local country claims	Total	Guarantees and commitments
	(millions of €)
Belgium(1)	—	79	17	1,529	1,625	75
France(1)	—	226	34	4,339	4,599	1,805
Germany(1)	—	425	10	2,188	2,623	1,618
Luxembourg(1)	—	243	42	2,247	2,532	530
United Kingdom	—	3,070	695	171	3,936	2,295
United States	—	88	124	256	468	5,607

Total	—	4,131	922	10,730	15,783	11,930

	At December 31, 2002
Loans and monetary assets	Government	Banks and credit institutions	Commercial industrial and others	Net local country claims	Total	Guarantees and commitments
	(millions of €)
France(1)	2	908	412	1,022	2,344	1,649
United Kingdom	—	3,078	345	15	3,438	1,065
United States	—	433	54	359	846	148
Germany(1)	—	1,582	43	12	1,637	506

Total	2	6,001	854	1,408	8,265	3,368

	At December 31, 2001
Loans and monetary assets	Government	Banks and credit institutions	Commercial industrial and others	Net local country claims	Total	Guarantees and commitments
	(millions of €)
France(1)	2	221	711	1,095	2,029	1,421
United Kingdom	—	1,298	482	19	1,799	697
United States	45	450	105	683	1,283	54
Germany(1)	—	189	11	148	348	205

Total	47	2,158	1,309	1,945	5,459	2,377

(1)
These are countries which have adopted the euro. The outstanding amounts have been founded in euros in Italy or in other countries which have adopted the euro.

  Risk Elements in the Loan Portfolio

        The Group analyzes the risk elements in its loan portfolio based on Italian regulations and industry practice and on applicable local regulations and industry practices in other countries where the Group does business. Its loan classification policies and procedures differ in significant respects from those followed by banks in the United States.

        The Group classifies its loan portfolio into five broad categories:

  •
  in bonis, or performing loans;

  •
  restructured loans or loans in course of restructuring;

  •
  incagli, or problem loans;

  •
  sofferenze, or non-performing loans; and

  •
  loans exposed to country risk.

        The following discussion and tables show, at the dates indicated, the Group's total classified loans by category of loan classification, except for loans exposed to country risk, which are discussed in "loans exposed to country risk" above. The tables below follow U.S. practice and show total loans that are past due by more than 90 days. With the exception of total loans that are past due by more than 90 days, all other information in this section of the annual report, including credit quality ratios, follows Italian regulations and industry practices which (in comparison to U.S. practice and in the absence of information which may enable the management to assess the financial difficulties of borrowers) result in fewer loans classified in the applicable categories.

	At December 31,
Total Loans(1)
	2003	2002	2001	2000	1999
	(millions of €, except percentages)
Loans past due by more than 90 days (but still classified as in bonis):
Domestic	876	837	581	758	262
Outstanding principal(2)	759	718	497	551	208
Unpaid installments(3)	117	119	84	207	54
International	8	2	9	73	1
Outstanding principal(2)	8	—	8	68	1
Unpaid installments(3)	—	2	1	5	—

Total	884	839	590	831	263

Restructured loans or loans in course of restructuring
—domestic	195	295	182	131	112
—International	22	8	5	8	43

Total	217	303	187	139	155

Problem loans (incagli)
—domestic	1,691	1,644	987	1,213	1,532
—International	131	123	103	128	13

Total	1,822	1,767	1,090	1,341	1,545

Non-performing loans (sofferenze)
—domestic	4,203	3,856	2,730	3,331	3,972
—International	167	449	350	225	185

Total	4,370	4,305	3,080	3,556	4,157

Total loans overdue by more than 90 days, non-performing, restructured loans and loans in course of restructuring, and problem loans	7,293	7,214	4,947	5,867	6,120
As a percentage of all total loans	4.8%	4.7%	4.1%	4.8%	6.2%

(1)
Total loans are loans net of any value adjustments but before deduction for the allowance for probable loan losses. Total loans do not appear on the face of the balance sheet, but are set forth in Note 11 to the Consolidated Financial Statements under "Total loans to customers" and "Total loans to banks" on page F-23.

(2)
Outstanding principal consists of installments of principal (but not interest) which have not yet come due.

(3)
Unpaid installments consist of installments of principal and interest (including default interest) which have come due but have not been paid. See Note 11 to the Consolidated Financial Statements.

        At year-end 2003, loans past due by more than 90 days were €884 million, an increase of 5.4% compared to 2002. The increase is primarily attributable to the Parent Bank.

        At year-end 2003, non-performing loans were €4,370 million, an increase of 1.5% compared to 2002. This result is substantially due to the following factors:

  •
  an increase of €430 million relating to the banking networks of Sanpaolo IMI, Banca Popolare dell'Adriatico, Cassa di Risparmio di Padova e Rovigo, Cassa di Risparmio in Bologna, Cassa di Risparmio di Venezia, Fiulcassa and Sanpaolo Banco di Napoli (collectively, the "Sanpaolo Commercial Banking Networks");

  •
  an increase of €26 million relating to Cassa dei Risparmi di Forlì and to Inter-Europa Bank, which were included in the scope of consolidation area during the year;

  •
  a decrease of €244 million relating to the non-consolidation of Banque Sanpaolo and its subsidiaries Sanpaolo Bail and Sanpaolo Mur, as well as Finconsumo Banca and its subsidiary FC Factor, which were excluded from the scope of consolidation during the year because they were divested; and

  •
  the sale of non performing loans completed by subsidiaries for a total sale price of €81 million (carried in the financial statements for a total gross value of €150 million).

        In the discussion of the loan classifications of the Sanpaolo Commercial Banking Networks that follows, we also explain how each classification is treated for purposes of the loan loss allowance. The loan loss allowance comprises a specific allowance and a general allowance. The specific allowance is applied to loans that are considered to be impaired and are individually evaluated for impairment on a case-by-case basis. The general allowance is applied to portfolios of other loans to reflect losses that have been incurred but not specifically identified.

In bonis, or performing loans

        In bonis, or performing loans includes loans past due by more than 90 days which are not otherwise classified.

        Under Italian banking practice and Bank of Italy regulations, a loan may be classified as in bonis, even though the loan is 90 days past due as to principal, interest or both. Under these circumstances, the loan is still in bonis, but it generates default interest. The Sanpaolo Commercial Banking Networks write down the entire amount of such default interest, regardless of the possibility of the default interest being paid. The Sanpaolo Commercial Banking Networks do not write down the regular interest on such loans because they are still considered performing.

        The Sanpaolo Commercial Banking Networks classify loans past due by more than 90 days as in bonis if:

  •
  in its discretion, the applicable bank believes that the borrower does not have debt servicing problems;

  •
  the Bank of Italy regulations do not require the applicable bank to consider the loan as a problem loan (incagli) in view of the nature of the transaction (the term of the delay in the payment is shorter than prescribed by the Italian regulators); and

  •
  in management's view, the borrower is not experiencing financial difficulties, whether temporary or not.

        If a loan that is overdue by more than 90 days fails to satisfy any of the above criteria, it will be classified as incagli or sofferenze, as appropriate.

        The Sanpaolo Commercial Banking Networks calculate a general provision against in bonis loans, which reflects losses incurred within the portfolio that have not yet been specifically identified. The allowance is determined based on loss factors taking into consideration historical performance of the portfolio, and previous loss history and charge-off information.

        These loss factors are developed at each evaluation date through a statistical migration model that monitors the progression of loans over a specific time period based on the following inputs:

  •
  the probability of performing loans which, based on the historical experience over the last five years, are expected to become doubtful loans during the next year; and

  •
  losses expected to be incurred on default based on actual loss history observed over the last five years.

        The results of the migration model are regularly back-tested against actual results to confirm the effectiveness and accuracy of the methodology.

        Management adjusts these loss factors developed for other qualitative or quantitative factors that affect the collectibility of the performing portfolio as of the evaluation date, including the prevailing economic and business conditions within Italy and those of other foreign countries where the Sanpaolo IMI Group operates.

        Restructured loans or loans in course of restructuring.    These loans are subject to evaluation for impairment on a case-by-case basis.

        Incagli, or problem loans. These loans are subject to evaluation for impairment on a case-by-case basis.

        Sofferenze, or non-performing loans. These loans are subject to evaluation for impairment on a case-by-case basis.

        For loans classified as restructured or in the course of restructuring, incagli or sofferenze, a specific allowance is generally created against loans individually evaluated for impairment by discounting the estimated future cash flows (both principal and interest) expected to be received. Management considers the likelihood of all possible outcomes in determining the best estimate of expected future cash flows. Alternatively, for such that are collateral dependent, the amount of the allowance is determined by comparison to the fair value of the collateral.

        Loans exposed to country risk.    Management also considers the additional credit risk on loans to borrowers resident in countries with debt-servicing difficulties. An additional provision is calculated taking into consideration the percentages specified by the Italian Banking Association and, in certain cases, any underlying guarantees against specific loans. Any loan exposed to country risk, which is also classified as restructured or in the course of restructuring, incagli or sofferenze is reported under the relevant classification.

        The five classifications above are currently used within the Sanpaolo IMI Group and are reported in the explanatory notes to the financial statements for 2003 (see Note 11 to the Consolidated Financial Statements on page F-23). The Sanpaolo IMI Group reports the amounts of loans falling within these classifications to the Bank of Italy in accordance with applicable regulations.

        For certain installment loans, management uses the non-payment of installments to determine when a loan is classified as a problem or non-performing loan in the absence of other specific information. These may result in loans being classified as such later than would be the case in the United States. Since many loan payments are due only semi-annually, a significant proportion of problem loans are loans where three semi-annual installments are overdue. The Sanpaolo IMI Group does, however, classify many loans, particularly non-installment loans, when the delay in expected payments is much shorter than the applicable period.

        Management conducts periodic and systematic detailed reviews of the Sanpaolo IMI Group's loan portfolios to help identify credit risks and to evaluate the adequacy of the overall allowance for loan losses both centrally and at branch or subsidiary level (see Item 11. Quantitative and Qualitative Disclosures about Market Risk on page 216 below).

Potential problem loans

        The classification of risk elements in the loan portfolio as discussed herein is in compliance with the applicable prudential standards determined by the Bank of Italy. Under such prudential standards, as implemented by Sanpaolo IMI, potential problem loans are included among incagli or problem loans. Management believes that the classification adequately reflects the risk elements contained in the loan portfolio of the Sanpaolo IMI Group.

Guarantees and commitments

        Guarantees and commitments giving rise to credit risk are recorded off balance sheet at the total value of the exposure, while credit risk is assessed, and provisions are determined, on the same basis as that applied to loans. Probable losses in relation to guarantees and commitments are covered by a related provision. Where the Sanpaolo IMI Group has taken over the lending risk of a loan through issuance of a guarantee, exposures to the debtors are also included as part of the commitments.

Non-performing Loans

        Under the Bank of Italy regulations, as implemented by Sanpaolo IMI policies, Sanpaolo IMI classifies a loan as non-performing (sofferenze):

  •
  when the borrower is in insolvency proceedings;

  •
  once Sanpaolo IMI or any other creditor initiates legal proceedings in respect of the debt of that borrower; or

  •
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

	At December 31,
	2003		2002		2001		2000		1999
Total non-performing loans(1)	(millions of €)	% of total non- performing loans	(millions of €)	% of total non- performing loans	(millions of €)	% of total non- performing loans	(millions of €)	% of total non- performing loans	(millions of €)	% of total non- performing loans
Non-performing loans to non-financial businesses and individuals:
Building and construction industry	744	17.0	786	18.3	636	20.6	963	27.1	1,122	27.0
Wholesale and retail trade	535	12.2	546	12.7	360	11.7	472	13.3	349	8.4
Other sales and distribution services	505	11.6	471	10.9	375	12.2	341	9.6	500	12.0
Agriculture, forestry, fisheries	258	5.9	274	6.4	206	6.7	206	5.8	159	3.8
Food, beverages, tobacco	488	11.2	149	3.5	98	3.2	111	3.1	140	3.4
Textiles, footwear, clothing	150	3.4	139	3.2	79	2.6	103	2.9	78	1.9
Hotels and public services	114	2.6	130	3.0	83	2.7	82	2.3	91	2.2
Metals	80	1.8	78	1.8	48	1.6	68	1.9	65	1.6
Electronics, electrical goods, EDP	86	2.0	81	1.9	57	1.9	61	1.7	59	1.4
Transportation services	69	1.6	55	1.3	39	1.3	58	1.6	57	1.4
Industrial and agricultural machine	75	1.7	56	1.3	19	0.6	46	1.3	50	1.2
Mining, minerals	86	2.0	75	1.7	36	1.2	46	1.3	25	0.6
Miscellaneous industrial products	91	2.1	71	1.6	35	1.1	43	1.2	35	0.8
Paper, printing, publishing	44	1.0	42	1.0	32	1.0	38	1.1	34	0.8
Chemicals	40	0.9	44	1.0	24	0.8	33	0.9	14	0.3
Means of transport	45	1.0	37	0.9	25	0.8	31	0.9	35	0.8
Rubber, plastics	26	0.6	26	0.6	20	0.6	25	0.7	23	0.6
Oil and gas, electric utilities	16	0.4	17	0.4	18	0.6	23	0.6	21	0.5
Communications	3	0.1	1	—	2	0.1	2	0.1	1	—

Total to residents of Italy	3,455	79.1	3,078	71.5	2,192	71.2	2,752	77.4	2,858	68.7

Total to non-residents of Italy	115	2.6	297	6.9	267	8.7	204	5.7	202	4.9
Total non-performing loans related to non-financial businesses	3,570	81.7	3,375	78.4	2,459	79.8	2,956	83.1	3,060	73.6

Other:
Individuals and other operators	665	15.2	765	17.8	471	15.3	498	14.0	943	22.7
Financial institutions	120	2.8	151	3.5	131	4.3	83	2.3	137	3.3
Credit institutions	6	0.1	10	0.2	11	0.4	14	0.4	12	0.3
Other public agencies	6	0.1	—	—	5	0.2	2	0.1	5	0.1
Governments	3	0.1	4	0.1	3	0.1	3	0.1	—	—

Total non-performing loans	4,370	100.0	4,305	100.0	3,080	100.0	3,556	100.0	4,157	100.0

(1)
Total loans are loans net of any value adjustments but before deduction for the allowance for probable loan losses. Total loans do not appear on the face of the balance sheet, but are set forth in Note 11 to the Consolidated Financial Statements under "Total loans to customers" and "Total loans to banks" on page F-23.

  Problem Loans

        Under the Bank of Italy guidelines, as implemented by the Sanpaolo Commercial Banking Networks' policies, the Sanpaolo Commercial Banking Networks classify a loan as a problem loan (incagli) when the borrower is experiencing financial difficulties that are likely to be temporary and which can be resolved within a reasonable time. A "reasonable time" is defined as a maximum of 12 months unless the applicable bank of the Sanpaolo Commercial Banking Networks has agreed with the borrower on a rescheduling of payments and the borrower is making payments paying in accordance with that schedule. A current account overdraft may be classified as a problem loan if the borrower has exceeded the established credit limit for a period of time that would suggest that the borrower is experiencing financial difficulties.

        Installment loans are classified as problem loans based on a variety of criteria, including as a result of a borrower's non-installment loan being classified as a problem loan; conversely, a non-installment loan may be classified as a problem loan, among other reasons, as a result of a borrower's installment loan being classified as a problem loan.

        In addition, the Sanpaolo Commercial Banking Networks' policy has been to classify installment loans, whether amortizing or not, as problem loans when both (a) a borrower fails to pay a specified number of installments when due and (b) the amount of the overdue payments, net of default interest, is equal to or above 20% of the exposure of the applicable bank of the Sanpaolo Commercial Banking Networks to the borrower (net of default interest).

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

  Restructured loans or loans in course of restructuring

        Under the Bank of Italy guidelines, the Sanpaolo Commercial Banking Networks classify a loan as restructured when a syndicate of banks (or a single bank) agrees to a delay in payment of the loan or re-negotiates the loan at lower-than-market rates; a loan is classified as in course of restructuring when the borrower has applied for consolidation of debt to its banks not more than 12 months previously.

  Non-accrual of interest

        Non-performing loans.    Generally, no interest is accrued on non-performing loans (i.e., all non-performing loans are non-accrual loans). In the rare circumstances in which such interest is accrued, it is fully provided for.

        Problem Loans.    Problem loans are not considered non-accrual loans. In accordance with Italian civil and tax law, upon enforcement of loan contracts, the Group is required to continue to accrue contractual interest on the non-overdue principal portion until such time as repayment of the entire amount outstanding on the loans is accelerated (i.e., until the loans are classified as non-performing). Such accrued but unpaid contractual interest is capitalized and included in the loan balances. The Group policy provides that allowances on problem loans are based on the total loan value, which includes both principal and accrued but unpaid interest. On an aggregate basis, the allowance on problem loans thus covers the total amount of interest capitalized as part of the total loan value of such loans. On an individual loan basis, the allowance for the period does not necessarily match the related interest accrued in the year.

        The amount of unpaid contractual interest with respect to problem and non-performing installment loans included in income before the related allowance and adjustments was €56 million, €105 million, €69 million, €69 million, and €66 million for the years ended December 31, 2003 through 1999, respectively. Sanpaolo IMI does not separately track the amount of unpaid contractual interest accrued with respect to problem non-installment loans because interest is generally capitalized and becomes part of the principal amount of such loans on a more frequent (i.e., quarterly) basis than is the case for problem installment loans.

        In accordance with Italian law, the Group is not entitled to, and therefore does not accrue, contractual interest on loans for which repayment has been accelerated. However, the Group is entitled to, and accrues, default interest on these loans as indicated below.

        For installment loans, default interest (interessi di mora) is calculated at a penalty rate on all past due payments of principal and contractual interest. For non-installment loans, default interest is calculated at the contractual interest rate. The Group's policy is to treat all default interest—whether on installment loans or non-installment loans—as irrecoverable and, accordingly, provides for the full amount of such interest through a matching specific allowance in the same income statement line item. Accrual of default interest, therefore, has no net effect on Sanpaolo IMI's income statement or balance sheet.

        The table below shows default interest accrued and provided for and the related balance sheet amounts.

  Income Statement amounts

	For the year ended December 31,
	2003	2002	2001	2000	1999
	(millions of €)
Default interest	156	184	143	148	176
Allowance for default interest	(156)	(184)	(143)	(148)	(176)

Net default interest	0	0	0	0	0

  Balance Sheet amounts

	At December 31,
	2003	2002	2001	2000	1999
	(millions of €)
Default interest	904	754	594	868	980
Allowance for default interest	(904)	(754)	(594)	(868)	(980)

Net default interest	0	0	0	0	0

        Payments of default interest are accounted for on a cash basis. The amount of default interest collected by Sanpaolo IMI in 2003 was €42 million.

        Neither contractual interest nor default interest is calculated on loans to borrowers who have been declared bankrupt or are in bankruptcy proceedings. At December 31, 2003, approximately 34.8% of Sanpaolo IMI Group's total non-performing loans were to such borrowers.

  Loans exposed to country risk

        Loans exposed to country risk are set by the Italian Banking Association under the Bank of Italy guidelines. Exceptions are made for exposures valued taking into consideration the risk covered by underlying guarantees. The category of loans exposed to country risk does not include exposures which are classified under restructured loans or loans in course of restructuring, problem loans (incagli) and non-performing loans (sofferenze).

        Country risk is classified in seven categories by the Bank of Italy, focusing in particular on credit history, access to the international markets, ratios of debt to gross national product and to exports, debt service ratio and potential and actual extraordinary events for each country. At December 31, 2003, the Group's net exposure in all countries classified as presenting some risk by the Italian Banking Association was €52 million.

	At December 31, 2003
Loans exposed to country risk	Total book value	Book value (net of secured loans)	Total adjustments	Net loan value	Adjustment percentage (ABI /Bank of Italy)	Adjustment percentage (Sanpaolo IMI)
	(millions of euro except for percentages)
Algeria	17	2	—	2	15%	15%
Angola	12	2	1	1	30%	30%
Argentina	73	4	3	1	60%	75%
Brazil	62	38	8	30	20%	20%
Costa Rica	2	2	—	2	30%	0%
Lebanon	19	—	—	—	20%	—
Pakistan	12	—	—	—	25%	—
Peru	2	2	1	1	20%	20%
Philippines	9	2	—	2	15%	15%
Russia	261	5	1	4	15%	15%
Serbia and Montenegro	4	2	2	—	30%	100%
Venezuela	11	10	2	8	20%	20%
Other	15	1	—	1	—	—

Total	499	70	18	52

	At December 31, 2002
Loans exposed to country risk	Total book value	Book value (net of secured loans)	Total adjustments	Net loan value	Adjustment percentage (ABI /Bank of Italy)	Adjustment percentage (Sanpaolo IMI)
	(millions of euro except for percentages)
Algeria	8	4	1	3	15%	15%
Argentina	95	8	6	2	60%	75%
Brazil	75	40	12	28	30%	30%
Cameroon	2	2	2	—	30%	100%
Costa Rica	2	2	—	2	30%	0%
Egypt	54	26	4	22	15%	15%
Iran	60	1	—	1	15%	15%
Lebanon	32	1	—	1	30%	30%
Morocco	70	15	2	13	15%	15%
Pakistan	32	—	—	—	30%	—
Philippines	11	1	—	1	15%	15%
Romania	33	28	6	22	15%	20%
Russia	363	1	—	1	20%	20%
Tunisia	8	6	—	6	15%	0%
Venezuela	14	12	4	8	25%	25%
Yugoslavia	1	1	1	—	30%	100%
Other	43	1	1	—

Total	903	149	39	110
	At December 31, 2001
Loans exposed to country risk	Total book value	Book value (net of secured loans)	Total adjustments	Net loan value	Adjustment percentage (ABI /Bank of Italy)	Adjustment percentage (Sanpaolo IMI)
	(millions of euro except for percentages)
Algeria	9	6	1	5	20%	20%
Argentina	78	6	5	1	40%	83%
Bermuda	30	—	—	—	20%	—
Brazil	128	66	16	50	25%	25%
Cameroon	2	2	2	—	60%	100%
Cayman	34	—	—	—	15%	—
Egypt	16	11	2	9	15%	15%
Indonesia	1	1	—	1	30%	30%
Iran	59	—	—	—	20%	—
Lebanon	49	1	—	1	15%	15%
Morocco	95	7	1	6	15%	15%
Philippines	20	1	—	1	15%	15%
Russia	381	1	—	1	25%	25%
Venezuela	19	15	3	12	20%	20%
Yugoslavia	1	1	1	—	30%	100%
Other	104	2	—	2

Total	1026	120	31	89

	At December 31, 2000
Loans exposed to country risk	Total book value	Book value (net of secured loans)	Total adjustments	Net loan value	Adjustment percentage (ABI /Bank of Italy)	Adjustment percentage (Sanpaolo IMI)
	(millions of euro except for percentages)
Algeria	44	6	1	5	20%	20%
Argentina	81	51	13	38	25%	25%
Brazil	108	58	3	55	25%	5%
Cameroon	3	3	3	—	30%	100%
Croatia	2	2	—	2	15%	15%
Egypt	17	6	1	5	15%	15%
Lebanon	53	1	—	1	20%	20%
Morocco	101	5	1	4	15%	15%
Pakistan	32	—	—	—	60%	—
Philippines	10	5	1	4	20%	20%
Qatar	56	22	4	18	20%	20%
South Africa	5	5	1	4	15%	15%
Russia	457	2	1	1	60%	60%
Tunisia	10	8	—	8	15%	0%
Venezuela	16	13	3	10	20%	20%
Other	94	6	2	4

Total	1089	193	34	159
	At December 31, 1999
Loans exposed to country risk	Total book value	Book value (net of secured loans)	Total adjustments	Net loan value	Adjustment percentage (ABI /Bank of Italy)	Adjustment percentage (Sanpaolo IMI)
	(millions of euro except for percentages)
Algeria	29	1	1	—	25%	100%
Angola	34	—	—	—	30%	—
Argentina	39	2	—	2	20%	20%
Bahrain	10	1	—	1	0%	0%
Bermuda	7	—	—	—	20%	—
Brazil	130	65	9	56	30%	14%
India	7	3	1	2	15%	33%
Iran	66	4	1	3	20%	20%
Lebanon	44	1	—	1	15%	15%
Morocco	123	6	1	5	15%	15%
Pakistan	22	—	—	—	60%	—
Philippines	5	5	1	4	15%	15%
Qatar	54	17	3	14	20%	20%
Russia	616	182	155	27	90%	85%
South Africa	5	5	1	4	15%	15%
Tunisia	21	16	1	15	15%	6%
Turkey	44	7	—	7	0%	0%
Venezuela	21	7	1	6	20%	20%
Other	302	14	8	6

Total	1579	336	183	153

  Allowance for probable loan losses and value adjustments to loans

        Under Italian tax law, allowances for probable losses in loans to customers and allowances for provisions for general credit risk are immediately deductible from taxable income up to 0.6% of the amount of loans to customers, net of write offs, at year-end, until the cumulative allowance for general credit risk totals a maximum of 5% of the amount of such loans. The tax deductible amount of the allowance for probable loan losses and adjustments to values of loans was €803 million, €556 million, €525 million, €560 million and €503 million for the years ended December 31, 2003 through 1999, respectively. Following changes in Italian tax law in 2000, allowances for probable loans losses over 0.6% may be deducted from taxable income on a straight-line basis over nine years. Generally, provisions for loans to banks are not deductible from taxable income until the loss is realized. The amount of the allowance accrued in excess of amounts deductible during the year is deductible over the following nine years. At December 31, 2003, the amount of the allowance accrued during the period and in the prior years and deductible over the next nine years is €925 million.

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

        Loans, including principal not yet due and principal and interest due but not yet collected, are stated at their net carrying amount, taking into account the financial condition of borrowers in difficulty and any debt-servicing problems faced by individual industrial sectors or the country in which such borrowers are residents. Allowances for probable loan losses are shown in a notation on the balance sheet, while value adjustments, which are made directly to the value of loans, are not separately noted, except for value adjustments related to the current year.

        Guarantees, commitments, risks and charges are subject to valuation by Sanpaolo IMI Group using the same criteria applicable to loans and, where necessary, a provision for probable losses is recorded in the statement of income and balance sheet.

        The following table shows, for the years indicated, details of the changes in the Group's allowances for probable loan losses as they affected the balance sheet and statement of income.

	At and year ended December 31,
	2003	2002	2001	2000	1999
	(millions of €)
Opening balances	4,636	3,271	3,666	3,458	3,470
Provisions and adjustments to loans(1):
Reported provisions	1,107	791	607	616	655
Value adjustments charged directly to income	5	12	15	18	9

Total provisions and adjustments to loans	1,112	803	622	634	664
Writebacks of adjustments to loans(2):
Revaluations of loans	(154)	(96)	(134)	(108)	(138)
Collections	(242)	(206)	(142)	(307)	(223)

Total writebacks of adjustments to loans	(396)	(302)	(276)	(415)	(361)

Net adjustments to loans	716	501	346	219	303
Other charges:
Charge-offs(3)	(260)	(363)	(187)	(238)	(494)
Acquisitions and disposals	(307)	1,029	(698)	15	(23)
Gross-up to reflect default interest	157	184	143	148	176
Other(4)	(12)	14	1	64	26

Total other charges	(422)	864	(741)	(11)	(315)

Ending balances	4,930	4,636	3,271	3,666	3,458

(1)
Reported provisions are the total of additional provisions for loan losses charged to the income statement during the period for those loans where a higher allowance for loan losses was recognized at the end of the period. Value adjustments charged directly to income reflect adjustments to loans charged directly to the income statement during the period. The total provisions and adjustments to loans is included in the total amount recorded in line item 120 "Adjustments to loans and provisions for guarantees and commitments" of the audited income statement. A reconciliation of this line item is provided in Note 27 to the Consolidated Financial Statements on page F-154.

(2)
Revaluations of loans are the total of reversals of provisions credited to the income statement during the period for those loans where a lower allowance for loan losses was recognized at the end of the period, and the reinstatement of loans previously charged-off. Collections represent receipts of amounts in excess of amounts previously expected to be collected. Such amounts are recorded in line item 130 "Writebacks of adjustments to loans and provisions for guarantees and commitments" of the audited income statement. A reconciliation of this line item is provided in Note 27 to the Consolidated Financial Statements on page F-154.

(3)
Charge-offs represent write-offs of loans which are no longer expected to be collected, based on events occurring during the year.

(4)
Other principally reflects foreign exchange differences.

2003

        The allowance for loan losses at December 31, 2003 was €4.9 billion, 6.3% higher than the €4.6 billion at the end of 2002, primarily due to an allowance for net adjustments to loans of €716 million. This increase was attributable to an increase in total provisions and adjustments to loans, as a result of adverse economic trends and industry conditions. The effect of the increase in net adjustments to loans was partially offset by a decrease of €307 million for acquisitions and disposals, which included €179 million (€150 million in non-performing loans and €29 million in performing loans) relating to the deconsolidation of Banque Sanpaolo and its subsidiaries Sanpaolo Bail and Sanpaolo Mur, as well as Finconsumo Banca and its subsidiary FC Factor. For a summary of the main changes in the scope of consolidation in 2003, see Item 5. "A. Results of Operations for the Three Years Ended December 31, 2003—Changes in the Scope of Consolidation" on page 103 below. Loans to the Parmalat group were classified as non-performing and, after a writedown of €273 million, resulted in a charge-off of approximately €33 million, (corresponding to 90% of the Group's gross exposure to Parmalat). The loans to the Cirio group (gross exposure of €25 million) were also classified as non-performing and were written down in full.

        The total provisions and adjustments to loans of the Group grew to €1,112 million in 2003, an increase of €309 million, or 38.5%, compared to 2002, as a result of an increase in specific adjustments to the carrying amount of doubtful loans of €316 million, or 35.7%, as well as a decrease in accruals for probable incurred losses on performing loans of €7 million, or 3.0%. The ratio of gross doubtful loans to gross loans to customers remained stable at 5%, the same level shown in 2002, confirming the substantial stability of the quality of the Group's credit portfolio. A general reserve covers the risk inherent in the performing loan portfolio. At year-end of 2003, this reserve was equal to €1,102 million, corresponding to 0.09% of the performing loan portfolio (excluding loans to SGA), in line with 2002. This reserve is intended to cover the risk of deterioration in creditworthiness inherent in the Group's loan portfolio, with particular reference to larger exposures to certain specific industrial sectors, including the automotive sector (see Item 4. "B. Significant Developments in 2003—Fiat and Italenergia" on page 69 below).

        Of the €1,112 million of total provisions and adjustments to loans in 2003, €498 million related to non-performing loans, €331 million to problem loans, €12 million to restructured and loans in course of restructuring and €228 million to performing loans.

        Total write-backs of adjustments to loans in 2003 were €396 million, an increase of €94 million, or 31%, compared to 2002. The increase is primarily the result of an increase in collections of loans of 17.5%, combined with an increase of €58 million, in the amount of loans revalued in 2003, as compared to 2002. Write-backs of adjustments refer to downward revisions in the expected impairment in loan value which consequently result in an adjustment to the overall allowance for loan losses.

        At December 31, 2003, the allowance for loan losses on loans exposed to country risk decreased to €18 million from €39 million in 2002, a decrease of 53.85%. The decrease is principally due to the decrease in the gross value of loans exposed to country risk to €70 million from €149 million in 2002, a 53% decrease.

        The allowance for loan losses as a percentage of total gross loans exposed to country risk at the end of 2003 increased less than 1% compared to the end of 2002. The total gross loan exposure towards banking and non-banking institutions resident in countries at risk decreased from €903 million in 2002 to €499 million in 2003. The decrease is principally due to reimbursement of loans to some countries at risk, such as Russia, Egypt, Morocco, Romania, Iran and Argentina.

2002

        The allowance for loan losses at December 31, 2002 was €4.6 billion, 39.4% higher than the €3.3 billion at the end of 2001. The increase in the allowance for loan losses was due primarily to the consolidation of €970 million of allowance for loan losses from the former Cardine Group, which was acquired by Sanpaolo IMI in 2002. Such amount is included entirely in "Other changes" in the line item "Acquisitions and disposals" in the table above. Of the €970 million, €611 million relates to non-performing loans, €161 million to problem loans, €25 million to restructured loans, €1 million to unsecured loans exposed to country risk and €172 million to performing loans. The overall increase in the allowance balance can also be attributed to the increase in total provision and adjustments to loans, as a result of negative national and local economic trends and industry conditions.

        The total provisions and adjustments to loans of the Group grew to €803 million in 2002, an increase of €181 million, or 29.1%, compared to 2001, as a result of an increase in specific adjustments to the carrying amount of doubtful loans of €157 million (of which €51 million relates to additional provisions for Rawhide, an affiliate of Enron, Marconi Plc and the Cirio group), or 38.2%, as well as an increase in accruals for probable incurred losses on performing loans of €24 million, or 11.4%. The relatively greater increase in specific adjustments with respect to accruals for performing loans reflects a further weakening of an already lackluster economy, which resulted in continued deterioration in credit quality of outstanding loans. The additional accruals for losses on performing loans resulted in an increase in the non-specific allowance to 0.9% of the net performing loan portfolio for a total amount at year-end 2002 of €1,075 million, of which €1,064 million relates to non-bank institutions, compared to an amount of €783 million at the end of 2001.

        Of the €803 million of total provisions and adjustments to loans in 2002, €330 million related to non-performing loans, €220 million to problem loans, €11 million to restructured and loans in course of restructuring, €7 million to unsecured loans exposed to country risk and €235 million to performing loans.

        Total write-backs of adjustments to loans in 2002 were €302 million, an increase of €26 million, or 9%, compared to 2001. The increase is primarily the result of an increase in collections of loans of 45%, combined with a decrease in the amount of loans revalued in 2002 of €38 million as compared to 2001. Write-backs of adjustments refer to downward revisions in the expected impairment in loan value which consequently result in an adjustment to the overall allowance for loan losses. The decrease in loan revaluations of 28% is attributable to the same economic reasons outlined above for the provisions and adjustments to loans.

        At December 31, 2002, the allowance for loan losses on loans exposed to country risk increased to €39 million from €31 million in 2001, an increase of 25.8%, principally related to the increase in the gross value of loans exposed to country risk to €149 million from €120 million in 2001, an increase of 24.2%.

        The allowance for loan losses as a percentage of total gross loans exposed to country risk at year-end 2002 increased less than 1% compared to year-end 2001. This minor change reflects the effect of the redistribution of the portfolio of loans among countries with different risk coverage ratios. Loans in countries in Latin America (Brazil, Argentina and Venezuela) decreased while new loans in other countries (primarily Romania, Egypt and Morocco) increased.

2001

        The allowance for loan losses at December 31, 2001 was €3.3 billion, 10.8% lower than the €3.7 billion at the end of 2000. The decrease was due principally to the sale by Sanpaolo IMI of 18,577 non-performing short-term positions. Such loans had a gross value of €640 million and a related allowance for losses of €529 million. The overall decrease was due also to the deconsolidation of

Sanpaolo Immobiliare S.p.A. (sold on July 2, 2001) for €175 million. Such decreases are recorded in the caption Acquisitions and disposals in the table above.

        The total provisions and adjustments to loans amounted to €622 million in 2001, a decrease of €12 million, or 1.9%, compared to 2000. The decrease is primarily the result of two different contributing factors: the decline in the accrual of specific provisions and adjustments of €69 million, or 14.4%, due partly to the sale of non-performing loans; and the increase in adjustments with respect to the non-specific allowance to cover the probable risk of loss inherent in loans classified as performing. As a result of the deterioration in the economic environment, adjustments totaling €211 million were made in 2001 compared to €154 million in 2000, or an increase of 37%. Such adjustments covered 0.8% of net performing loans. The Group's non-specific allowance for coverage of such risks totaled €783 million at December 31, 2001, of which €774 million related to non-bank institutions, compared to a non-specific allowance of €629 million at the end of 2000.

        Of the €622 million of total provisions and adjustments to loans in 2001, €218 million related to non-performing loans—this amount includes specific adjustments made to the position in Enron for €52 million, which raised the coverage of the non-guaranteed portion of the loans to Enron to €60 million—€159 million to problem loans, €21 million to restructured and loans in course of restructuring, €13 million to unsecured loans exposed to country risk and €211 million to performing loans.

        Total writebacks of adjustments to loans in 2001 were €276 million, a decrease of €139 million, or 33.5%, compared to 2000. The decrease was due primarily to significantly lower collections of loans in 2001 (€142 million) compared to 2000 (€307 million) as a result of the above-mentioned sale of loans.

        The total allowance for loan losses included €192 million related to the impairment due to the discounting of classified loans, a decrease of €117 million, or 37.9%, compared to 2000. In particular, write-downs for the same kind of impairment totaled €164 million (compared to €235 million in 2000) on non-performing loans, €21 million (compared to €64 million in 2000) on problem loans and €7 million (compared to €10 million in 2000) on restructured and loans in course of restructuring.

        At December 31, 2001, the allowance for loan losses on loans exposed to country risk decreased by 8.8% from €34 million at year-end 2000, to €31 million, as a result of a 37.8% decrease in the amount of gross positions in loans exposed to country risk from €193 million at year-end 2000 to €120 million at year-end 2001.

        The allowance for loan losses as a percentage of total gross loans exposed to country risk at year-end 2001 of 25.8% increased considerably compared to 17.6% at year-end 2000, primarily due to the economic crisis in Latin America where the gross positions increased (to 72.5% of total loans exposed to country risk, compared to 63.2% at December 31, 2000), resulting in a risk coverage ratio higher than in the previous year.

2000

        The allowance for loan losses at December 31, 2000 was €3.7 billion, 5.7% higher than the €3.5 billion at the end of 1999. The increase in the allowance for loan losses was due primarily to the consolidation of €867 million of allowance from the former Banco di Napoli Group, of which €605 million for non-performing loans, €99 million for problem loans, €5 million for restructured loans, €2 million for unsecured loans to risk countries and €156 million for performing loans.

        The total provisions and adjustments to loans decreased to €634 million in 2000, a decrease of €30 million, or 4.5%, compared to 1999. The Group's non-specific allowance for coverage of such risks amounted to €629 million, of which €622 million related to non-bank institutions, compared to a non-specific allowance of €303 million at the end of 1999.

        Of the €634 million of total provisions and adjustments to loans in 2000, €371 million related to non-performing loans, €87 million to problem loans, €6 million to restructured and loans in course of restructuring, €16 to unsecured loans exposed to country risk and €154 million to performing loans.

        Total writebacks of adjustments to loans in 2000 were €415 million, an increase of €54 million, or 15.0%, compared to 1999. The increase was due primarily to a significant increase in collections of loans previously written down to €307 million, 37.7% higher than in 1999.

        The total allowance for loan losses included €309 million related to the impairment due to the discounting of classified loans, a decrease of €48 million, or 13.4%, compared to 1999. In particular, write-downs for the same kind of impairment totaled €235 million (compared to: €262 million in 1999) on non-performing loans, €64 million (compared to €74 million in 1999) on problem loans and €10 million (compared to €21 million in 1999) on restructured and loans in course of restructuring.

        At December 31, 2000, the allowance for loan losses on loans exposed to country risk decreased by 81.4% from €183 million at year-end 1999 to €34 million, as a result of a significant decrease in related gross positions, which decreased 42.56% from €336 million at year-end 1999 to €193 million at year-end 2000.

        At December 31, 2000, the allowance for loan losses for country risk was approximately 17.6% of gross loans, a significant reduction from 54.5% at year-end 1999. The decrease was primarily the result of the almost total charge-off of gross loans in Russia which, at December 31, 1999, totaled €182 million, or 54.2% of total gross loans, €155 million of which was included in the allowance (such amount being equal to 84.6% of the total allowance).

1999

        The allowance for loan losses at December 31, 1999 was €3.46 billion, which was substantially equal to the balance at year-end 1998 of €3.47 billion. The movement in the allowance for loan losses in 1998 included the effect of the consolidation of the former IMI Group.

        The total provisions and adjustments to loans decreased to €664 million in 1999, a decrease of €99 million, or 13.0%, compared to year-end 1998. The Group's non-specific allowance for coverage of such risks amounted to €303 million, all related to non-bank institutions, compared to a non-specific allowance of €334 million at the end of 1998.

        Of the €664 million of total provisions and adjustments to loans in 1999, €382 million related to non-performing loans, €194 million to problem loans, €16 million to restructured and loans in course of restructuring, €56 million to unsecured loans exposed to country risk and €16 million to performing loans.

        Total writebacks of adjustments to loans in 1999 were €361 million, an increase of €107 million, or 42.1%, compared to 1998. The increase was principally due to an increase in collection of loans previously written down to €223 million, 51.7% higher than in 1998.

        Total allowance for loan losses related to the impairment due to the discounting of classified loans was €357 million, a decrease of €106 million, or 22.9%, compared to 1998. In particular, write-downs for the same kind of impairment totaled €262 million (compared to €334 million in 1998) on non-performing loans, €74 million (compared to €109 million in 1998) on problem loans and €21 million (compared to €20 million) on restructured and loans in course of restructuring.

        At December 31, 1999, the allowance for loan losses on loans exposed to country risk increased by 32.6% from €138 million at year-end 1998 to €183 million, in spite of a 5.4% decrease in the amount of gross positions in loans exposed to country risk from €355 million at year-end 1998 to €336 million at year-end 1999.

        At December 31, 1999, the allowance for loan losses for country risk increased to approximately 54.5% of gross loans, as compared to 38.6% at year-end 1998. The increase was essentially the result of the increase in positions in loans with country risk, such as those in Russia, which were only partially compensated for by reductions in positions in loans in other countries such as Brazil.

        The following tables show, at the dates indicated, a breakdown of the allowance for loan losses by category.

	At December 31, 2003
Allowance for loan losses	Allowance	Percent of allowance(1)	Percent total loans(2)
	(millions of €, except percentages)
Domestic
Building and construction industry	592	12.01%	5.12%
Wholesale and retail	972	19.72%	17.66%
Manufacturing	1,064	21.58%	18.97%
Transportation	71	1.44%	3.19%
Agriculture	207	4.20%	1.54%
Communication	11	0.22%	1.15%
Non commercial loans and mortgages to individuals	717	14.54%	17.31%

Total non-financial businesses	3,634	73.71%	64.94%
Government and other public entities	11	0.22%	8.88%
Credit institutions	2	0.04%	4.53%
Other	81	1.64%	4.44%
Unallocated	978	19.85%	—
International	224	4.54%	17.21%

Total	4,930	100%	100%

	At December 31, 2002
Allowance for loan losses	Allowance	Percent of allowance(1)	Percent total loans(2)
	(millions of €, except percentages)
Domestic
Building and construction industry	602	12.98%	4.72%
Wholesale and retail	944	20.36%	15.02%
Manufacturing	707	15.25%	19.10%
Transportation	55	1.19%	3.18%
Agriculture	208	4. 49%	1.48%
Communication	2	0.04%	0.77%
Non commercial loans and mortgages to individuals	668	14.41%	16.30%

Total non-financial businesses	3,186	68.72%	60.57%
Government and other public entities	6	0.13%	8.52%
Credit institutions	2	0.04%	3.35%
Other	87	1.88%	6.54%
Unallocated	948	20.45%	—
International	407	8.78%	21.02%

Total	4,636	100%	100%

	At December 31, 2001
Allowance for loan losses	Allowance	Percent of allowance(1)	Percent total loans(2)
	(millions of €, except percentages)
Domestic
Building and construction industry	483	14.76%	3.57%
Wholesale and retail	683	20.88%	11. 62%
Manufacturing	436	13.33%	18. 19%
Transportation	35	1.07%	2.44%
Agriculture	159	4.86%	1.18%
Communication	1	0.03%	1.10%
Non commercial loans and mortgages to individuals	308	9.41%	12.27%

Total non-financial businesses	2,105	64.34%	50.37%
Government and other public entities	9	0.28%	9.81%
Credit institutions	1	0.03%	7.15%
Other	115	3.52%	8.33%
Unallocated	699	21.37%	—
International	342	10.46%	24.35%

Total	3,271	100%	100%

	At December 31, 2000
Allowance for loan losses	Allowance	Percent of allowance(1)	Percent total loans(2)
	(millions of €, except percentages)
Domestic
Building and construction industry	780	21.26%	3. 94%
Wholesale and retail	819	22.34%	12. 73%
Manufacturing	630	17.19%	18.76%
Transportation	50	1.38%	2.03%
Agriculture	141	3.85%	1. 30%
Communication	1	0.03%	1.18%
Households and others	320	8.72%	11.63%

Total non-financial businesses	2,741	74.77%	51.57%
Government and other public entities	3	0.08%	9.83%
Credit institutions	1	0.03%	8.12%
Other	94	2.56%	8. 50%
Unallocated	545	14.87%	—
International	282	7.69%	21.98%

Total	3,666	100%	100%

	At December 31, 1999
Allowance for loan losses	Allowance	Percent allowance(1)	Percent total loans(2)
	(millions of €, except percentages)
Domestic
Government and other public entities	1	0.03%	9.60%
Credit institutions	1	0.03%	10.39%
Non-financial businesses(3)	2,781	85.74%	51.13%
Other	129	3.73%	4.05%
Unallocated	205	0.15%	—
International	341	10.32%	24.83%

Total	3,458	100%	100%

(1)
Allowance in category as percentage of aggregate allowances.

(2)
Loans in category as percentage of total loans.

(3)
Breakdown of non-financial businesses is not available for 1999.

        The following table shows, certain credit quality ratios of the dates indicated:

	At December 31,
	2003	2002	2001	2000	1999
	(percentages)
Loan loss allowance for non-performing loans as percentage of total non-performing loans	73.20	68.99	69.77	71.43	59.25
Loan loss allowance for problem loans as percentage of total problem loans	35.46	31.98	26.88	34.15	32.10
Loan loss allowance for loans as percentage of total loans	3.25	3.02	2.68	3.02	3.50
Non-performing loans as percentage of total loans:
Total	2.88	2.81	2.53	2.93	4.21
Net	0.77	0.87	0.76	0.84	1.71
Problem loans as percentage of total loans:
Total	1.20	1.15	0.89	1.10	1.56
Net	0.77	0.78	0.65	0.73	1.06
Net adjustments to loans as percentage of average loans and leases to non-credit Institutions	0.61	0.43	0.39	0.30	0.44

        The following table shows certain statistics related to total loans at dates indicated:

	At December 31,
Total Loans(1)
	2003	2002	2001	2000	1999
	(millions of €, except percentages)
Total loans	151,807	153,337	121,898	121,491	98,776
Net adjustments to loans as a percentage of total loans	0.47%	0.33%	0.28%	0.18%	0.31%
Total allowance at the end of period as a percentage of total loans	3.25%	3.02%	2.68%	3.02%	3.50%

(1)
Total loans are loans net of any value adjustments but before deduction for the allowance for possible loan losses. Total loans do not appear on the face of the balance sheet, but are set forth in Note 11 to the Consolidated Financial Statements on page F-22 under "Total loans to customers" and "Total loans to banks".

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

        At December 31, 2003, funding in euro represented approximately 87.89% of the Group's total funding.

        The following table shows the source and type of the Group's funding at the dates indicated:

	At December 31,
	2003		2002		2001
	(millions of €, except percentages)
Customer funds:
Current accounts	53,968	32.38%	52,197	31.05%	40,330	28.74%
Saving accounts	14,405	8.64%	18,116	10.78%	13,394	9.55%
Repurchase agreements	10,073	6.04%	12,917	7.68%	9,133	6.51%
CDs	7.149	4.29%	7,310	4.35%	8,346	5.95%
Bonds	39,979	23.99%	39,447	23.46%	27,695	19.74%
Commercial paper	3,766	2.26%	4,139	2.46%	4,137	2.95%
Other(1)	2,381	1.43%	2,924	1.74%	3,750	2.67%

Unsubordinated customer funds	131,721	79.03%	137,050	81.52%	106,785	76.10%
Subordinated liabilities	6,414	3.85%	6,613	3.93%	5,607	4.00%

Total customer funds	138,135	82.88%	143,663	85.45%	112,392	80.10%

Due to banks:
Due to central banks	3,977	2.39%	1,775	1.06%	2,551	1.82%
Due to other banks	24,557	14.73%	22,680	13.49%	25,371	18.08%

Total due to banks	28,534	17.12%	24,455	14.55%	27,922	19.90%

Total funding	166,669	100.00%	168,118	100.00%	140,313	100.00%

(1)
Includes public funds administered at December 31, 2003, 2002 and 2001 amounting to €175 million, €208 million, €100 million, respectively.

        The following table shows deposits at the dates indicated:

	At December 31,
	2003		2002		2001
	Average balance	Average rate	Average balance	Average rate	Average balance	Average rate
	(millions of €, except percentages)
Domestic:
Non interest bearing demand deposits	145	—	560	—	484	—
Interest bearing demand deposits	55,998	0.96%	45,639	2.43%	35,033	3.22%
Savings deposits	17,510	1.50%	20,424	2.14%	18,345	3.45%
Certificates of deposit	3,457	1.97%	3,352	2.95%	2,386	3.25%
International:
Foreign demand deposits with government and other public entities and with banks and credit institutions	131	2.25%	198	2.06%	44	3.29%
Other foreign demand deposits	2,194	2.23%	3,587	1.76%	3,897	2.40%
Other foreign savings deposits and certificates of deposits	13,955	2.24%	14,565	3.33%	13,434	4.21%

        The following tables show short-term borrowings:

	At December 31, 2003
	Repurchase agreements	Commercial paper
	(millions of €, except percentages)
Amount outstanding at December 31, 2003	17,373	3,274
Weighted average interest rate of the amount outstanding at December 31, 2003	2.01%	1.40%
Maximum amount outstanding at month-end during the year	31,321	4,372
Average amount outstanding during the year	22,333	2,904
Weighted average interest rate during the year	2.29%	1.45%
	At December 31, 2002
	Repurchase agreements	Commercial paper
	(millions of €, except percentages)
Amount outstanding at December 31, 2002	16,313	4,136
Weighted average interest rate of the amount outstanding at December 31, 2002	3.20%	2.41%
Maximum amount outstanding at month-end during the year	25,083	4,739
Average amount outstanding during the year	21,019	3,229
Weighted average interest rate during the year	3.45%	2.67%
	At December 31, 2001
	Repurchase agreements	Commercial paper
	(millions of €, except percentages)
Amount outstanding at December 31, 2001	14,230	3,549
Weighted average interest rate of the amount outstanding at December 31, 2001	3.46%	2.99%
Maximum amount outstanding at month-end during the year	22,075	4,599
Average amount outstanding during the year	16,726	3,701
Weighted average interest rate during the year	3.96%	4.45%

ITEM 4. INFORMATION ON SANPAOLO IMI

A. History and Developments of Sanpaolo IMI

Incorporation, Length of Life and Domicile

        Sanpaolo IMI is incorporated as a limited liability company (Società per Azioni or S.p.A.) under the laws of Italy. Sanpaolo IMI was created on November 1, 1998 by the merger of Istituto Bancario San Paolo di Torino S.p.A. ("Sanpaolo") and Istituto Mobiliare Italiano S.p.A. ("IMI"). Sanpaolo IMI is the legal successor of both Sanpaolo and IMI. The life of Sanpaolo IMI, according to its charter, will last until December 31, 2100.

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

History and Development

        In the 1930s, the Italian banking industry went through a period of reorganization and regulation in the course of which IMI was established as a public law entity (Ente di Diritto Pubblico) in 1931 and Sanpaolo became a public law credit institution (Istituto di Credito di Diritto Pubblico) in 1932. In the context of the reformed banking regulation, which lasted until the beginning of the l990s, the main focus of IMI's activities was towards medium-and long-term lending to promote the development of the Italian industrial sector, including lending for public works and export finance, while Sanpaolo's activities were directed more towards short-term commercial banking, together with certain separately accounted sections for activities such as mortgage and industrial lending, in its home base of the Piedmont region.

        In the 1990s, certain reforms were introduced in the Italian banking sector. In particular, the Bank of Italy relaxed certain restrictions on the opening of new branches and Sanpaolo was thus encouraged to continue to expand beyond Piedmont. The Italian government also sought to encourage a greater private sector involvement in banking through the conversion of charitable foundations with banking businesses (such as Sanpaolo) into separate charities and businesses and through the sale of stakes in state-controlled banks (such as IMI). These developments were to be effected through a series of legal measures, including tax incentives, to strengthen the capital structure of the banking sector (the first of which was Law No. 218 of July 30, 1990 (the "Amato Law")) and through direct sales by the Italian Ministry of Economy and Finance (the "Ministry of Economy and Finance"), previously known as the Ministry of Treasury, of state-controlled holding companies.

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

        IMI became a Società per Azioni in 1991. There was no public market for IMI's shares prior to 1994. In that year, as part of the government's direct privatization campaign, the Ministry of Treasury and several other shareholders in IMI took part in a global offering (the "Global Offering") of more than one-third of IMI's share capital. In connection with the Global Offering, IMI's shares were listed on the Italian Stock Exchange and its American Depository Shares (each ADS representing three shares) were listed on the New York Stock Exchange, and the shares were also listed on SEAQ International. In 1995, shares in IMI held by the Ministry of Treasury were privately placed with Italian and European financial institutions and private industrial companies. In July 1996, IMI lead-managed the third offering of its own shares by the Ministry of Treasury to institutional investors in Italy, Europe and the United States.

The Merged Group

        During the second half of the 1990s the banking sector in Italy and worldwide went through a phase of rationalization and consolidation. In Europe, this consolidation was also influenced by the introduction of the euro. In light of these developments, new Italian banking groups were created or consolidated. The Italian Government and the Bank of Italy encouraged such developments. The managements of both Sanpaolo and IMI determined that, to compete effectively in the changing Italian and European banking environments, a larger size and an appropriate merger partner would be a positive development and would also provide the basis for further aggregation and consolidation in the sector.

        The merger between Sanpaolo and IMI was completed as of November 1, 1998. For accounting and tax purposes, the Merger became effective as of January 1, 1998. Sanpaolo IMI's shares and ADSs (each ADS representing two shares) are listed on, respectively, Mercato Telematico Azionario in Italy and the New York Stock Exchange. The ADS depository is JPMorgan Chase Bank.

        In 1999, in the context of the increasing consolidation of banking and financial services in Italy, Sanpaolo IMI reached an agreement with Assicurazioni Generali S.p.A. ("Generali"), an insurance company, whereby Sanpaolo IMI would acquire control of the Banco di Napoli group, while Generali would take over the insurance business of Istituto Nazionale delle Assicurazioni S.p.A. ("INA").

        During 2000, Sanpaolo IMI acquired control of the Banco di Napoli group. In 2002, Banco di Napoli was merged into Sanpaolo IMI. The merger with Banco di Napoli became effective, for corporate law purposes, as of December 31, 2002 and, for accounting purposes, as of January 1, 2002. In 2003 the Sanpaolo and the Banco di Napoli networks were integrated and Sanpaolo Banco di Napoli S.p.A. was incorporated. See "B. Significant Developments During 2003—Integration of distribution networks—Integration of the Sanpaolo Network and the Banco di Napoli network and incorporation of Sanpaolo Banco di Napoli", below.

        In January 2001, Sanpaolo IMI acquired a stake of approximately 11% in Cardine, the savings bank resulting from the merger of the Casse Venete and CAER S.p.A., both operating in the North East of Italy. In 2002, Cardine was merged into Sanpaolo IMI. The merger became effective, for corporate law purposes, as of June 1, 2002 and, for accounting purposes, as of January 1, 2002.

        In connection with the Cardine merger, the Compagnia di San Paolo and the two largest shareholders of Cardine, the Fondazione Cassa di Risparmio di Padova e Rovigo and the Fondazione Cassa di Risparmio in Bologna (collectively, the "Foundations") agreed to the voluntary conversion (the "Conversion") of Shares held by the Foundations into preferred shares of a special class (the "Azioni Privilegiate").

        The Conversion was made pursuant to Law 461 of December 23, 1998, enacted by legislative decree 153 of May 17, 1999 (collectively, the "Ciampi Law"), which allows the ordinary shares of banking institutions, such as Sanpaolo IMI, held by charitable banking foundations, such as the

Foundations, to be converted into preferred shares of a special class. The Azioni Privilegiate have priority over the Shares in respect of dividends and are currently entitled to vote only at extraordinary shareholders' meetings. In 2012, the Azioni Privilegiate held by the Foundations are scheduled to be converted back into Shares with full voting rights. The Azioni Privilegiate will be converted into Shares, by operation of law, if they are transferred to a different beneficial owner. If such a transfer occurred, the conversion ratio of the Azioni Privilegiate into Shares would be one-to-one.

        Following to the Conversion, as of December 31, 2003, the Foundations have a 15% interest in the ordinary share capital of Sanpaolo IMI.

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

B. Significant Developments During 2003

2003 - 2005 Plan

        In February 2003, the Board of Directors of Sanpaolo IMI announced a business plan for 2003-2005 (the "2003-2005 Plan"). The initiatives of the Group in 2003 were aimed at the pursuit of the targets of the 2003-2005 Plan. The targets of the 2003-2005 Plan include:

  •
  improvement of the performance of domestic banking (Sanpaolo IMI's core business),

  •
  control of operating costs,

  •
  greater exploitation of other Group assets (such as its insurance activities);

  •
  active management of the investment portfolio, and

  •
  transparent communication about and constant monitoring of the progress of the 2003-2005 Plan.

Integration of distribution networks

        In 2003, the Group developed and rationalized its distribution networks in order to gradually extend the model successfully adopted by the network of the Parent Bank and of Banco di Napoli (collectively, the "Sanpaolo Network"). This model is based on the breakdown into territorial areas and the specialization of operating points by customer segments.

        The model envisages that, when fully implemented, the Group's territorial presence will cover territorial areas and bank networks with efficient central structures, providing uniform supervision of the respective territory.

  Integration of the Sanpaolo Network and the Banco di Napoli network and incorporation of Sanpaolo Banco di Napoli

        The plan to integrate the distribution networks of the Group was first applied in the territorial reorganization of the distribution structures of the Parent Bank and of Banco di Napoli, following the merger between Sanpaolo IMI and Banco di Napoli on December 31, 2002.

        In 2003, the branches of the Parent Bank and Banco di Napoli were integrated from a commercial, credit, organizational and IT perspective. In particular:

  •
  at the beginning of 2003, the network was reorganized into territorial areas with unitary responsibility for the branches of the Parent Bank and Banco di Napoli;

  •
  the organization model of the Sanpaolo Network was extended gradually to the Banco di Napoli network; and

  •
  the Sanpaolo IMI IT systems, including the MOI, were also extended to the Banco di Napoli network.

        During the second half of 2003, the newly incorporated Sanpaolo Banco di Napoli commenced its activities. Sanpaolo Banco di Napoli is the only bank of the Group operating in mainland Southern Italy.

        Sanpaolo Banco di Napoli has 688 branches and 57 other operating points, and 5,813 employees servicing more than one million retail customers and approximately 20,000 business customers. Net shareholders' equity of Sanpaolo Banco di Napoli was approximately €1.2 billion at the end of 2003.

  Integration of the Cardine network

        In 2003, the Group extended its distribution model to the North East regions of Italy.

        On November 25, 2003, the merger by incorporation of Cardine Finanziaria into the Parent Bank was approved. The merger became legally effective from December 31, 2003 and effective for accounting and tax purposes from January 1, 2003. The goals of the merger were:

  •
  realization of economies of scale, with the gradual centralization in the Parent Bank of the operating support functions;

  •
  the optimization of the exploitation of local brands, deeply rooted in the regional reference markets; and

  •
  the maximization of distribution synergies.

        The merger, already envisaged in the 2003-2005 Plan, led to the creation of the North East Territorial Direction, in support of the four bank networks (Cassa di Risparmio di Padova e Rovigo, Cassa di Risparmio di Venezia, Cassa di Risparmio in Bologna and Friulcassa) operating in the Triveneto (comprising the regions of Veneto, Friuli Venezia Giulia and Trentino Alto Adige) and Emilia areas. The headquarters of the North East Territorial Direction, based in Padua, controls the commercial and credit activities of the Group branches operating in that geographical area. It also supports the development activities in its reference market, coordinating the distribution networks and the other Group structures. The North East Territorial Direction became operative on January 1, 2004.

  Banca Popolare dell'Adriatico

        On March 25, 2003, the Board of Directors of Sanpaolo IMI decided to proceed with a voluntary public tender offer for the ordinary shares of Banca Popolare dell'Adriatico, a company in which the Parent Bank already indirectly held 71.76% of the share capital.

        The public tender offer was made for all of Banca Popolare dell'Adriatico's outstanding ordinary shares, excluding those already indirectly held by Sanpaolo IMI, at a price of €7.26 per share. Pursuant to the offer, on June 18, 2003, the Sanpaolo IMI Group acquired 93.40% of Banca Popolare dell'Adriatico's outstanding ordinary shares, corresponding to 26.38% of Banca Popolare dell'Adriatico's share capital. Upon conclusion of the tender offer, Sanpaolo IMI's stake in Banca Popolare dell'Adriatico was 98.14%. Having exceeded the shareholding threshold of 98% required for a "squeeze-out" pursuant to Italian law, Sanpaolo IMI exercised its right to purchase the remaining shares of Banca Popolare dell'Adriatico in December 2003.

Development initiatives in Italy

        In 2003, the partnership among Sanpaolo IMI, Cassa dei Risparmi di Forlì and Cassa di Risparmio di Firenze strengthened. On May 12, 2003, the transfer by Fondazione Cassa dei Risparmi di Forlì (the largest shareholder of Cassa dei Risparmi de Forlì) of an 11.66% equity interest in Cassa dei Risparmi di Forlì to Sanpaolo IMI and Cassa di Risparmio di Firenze was completed. The transaction, linked with the exercise of the first tranche of a put option granted to the Fondazione Cassa dei Risparmi di Forlì, involved 11,140,493 shares of Cassa dei Risparmi di Forlì, for a total price of €90 million. Sanpaolo IMI purchased 8,355,370 shares of Cassa dei Risparmi di Forlì, equal to 8.75% of the ordinary share capital of Cassa dei Risparmi di Forlì, for €68 million. With the purchase, the stake in Cassa dei Risparmi di Forlì held by the Group rose from 21.02% to 29.77%.

        On November 18, 2003, Sanpaolo IMI acquired 7% of the share capital of Banca delle Marche, in accordance with an agreement signed in July 2003 with Banca delle Marche, Fondazione Cassa di Risparmio di Jesi, Fondazione Cassa di Risparmio della Provincia di Macerata and Fondazione Cassa di Risparmio di Pesaro. The purchase price was of €1.77 per share, representing a total investment of €92 million. Sanpaolo IMI also granted Fondazione Cassa di Risparmio di Jesi, Fondazione Cassa di Risparmio di Provincia di Macerata and Fondazione Cassa di Risparmio di Pesaro a put option on a further 8% stake of Banca delle Marche. The option may be exercised until December 31, 2006. The July 2003 agreement also provides for a collaboration agreement aimed at developing commercial and operating synergies in wealth management, investment banking, corporate and international banking and in the financing of public works.

Agreements and alliances with international partners

  Santander Central Hispano

        In 2003, Sanpaolo IMI and Santander Central Hispano S.A. ("SCH") entered into a joint venture agreement for the development of a pan-European project for the wholesale distribution of third-party mutual funds. On October 9, 2003, Sanpaolo IMI and SCH entered into a purchase and sale agreement for the acquisition by the Group of a 50% stake in All Funds Bank S.A. ("AFB"). AFB, wholly owned by SCH, has a platform offering access to third- party funds available to institutional customers. The agreement between Sanpaolo IMI and SCH also covers governance and the operational and commercial relationships between AFB, Sanpaolo IMI and SCH. Sanpaolo IMI and SCH undertook to ensure that each group's unlisted subsidiaries refer exclusively to AFB for the distribution and placement of third-party funds and for activities connected with such distribution and placement. The purchase of 50% of AFB was completed on February 16, 2004. The purchase price paid by the Group was €21 million.

  Eulia

        In 2001, the Sanpaolo IMI Group entered into a strategic alliance with Eulia, the financial alliance between the CDC group and the Caisse d'Epargne group ("GCE") in France. The objective of the alliance with Eulia was the development of industrial and commercial agreements in various banking sectors. This alliance was ratified by a share exchange which was completed in December 2001. Sanpaolo IMI acquired a 3.45% stake in CDC Ixis (holding subsidiary of the CDC group for market activities) for €323 million, and CDC Ixis Italia Holding (a holding subsidiary of CDC Ixis), acquired a 1.529% stake in Sanpaolo IMI, also for €323 million.

        In connection with the share exchange, the Sanpaolo IMI Group and the CDC/GCE groups entered into a shareholders' agreement. The shareholders' agreement, whose original expiration date was April 13, 2004, provided for Sanpaolo IMI to have, under certain circumstances, a put option exercisable by June 13, 2004. The expiration of the shareholders' agreement coincided with the commencement of a reorganization process of the CDC/GCE groups, which will involve the creation of a new banking group centered around Caisse Nationale des Caisses d'Epargne ("CNCE"). CNCE will be, within the GCE group, the holding company that will control, among others, the companies currently managed by CDC Ixis. CNCE will be organized pursuant to three "pôle métiers" (Investment and Financing Bank, Asset Management, and Banking Services & Securities).

        The synergies and results that have been attained so far and the continuing strategic value of the agreement with Eulia suggest that the relationship will continue. Since, as part of the reorganization described above, CDC Ixis and Eulia will cease to exist, the Sanpaolo IMI Group's investment will need to be repositioned within the new GCE group. To that end, Sanpaolo IMI's Board of Directors' meeting on March 26, 2004 approved an extension of the shareholders' agreement to September 30, 2004, in order to analyze the options and to take advantage of the opportunity of continuing negotiations targeted at the repositioning of Sanpaolo IMI's shareholding. This extension was formalized in a document executed by the parties on April 19, 2004.

  Sale of Banque Sanpaolo

        On December 3, 2003, 60% of the Group's French subsidiary, Banque Sanpaolo, was sold to CNCE. The transaction, which generated a gross capital gain of €240 million for the Group, was made pursuant to an agreement entered into on July 31, 2003 which valued 100% of Banque Sanpaolo at €840 million. Pursuant to this agreement, CNCE has a call option, and Sanpaolo IMI has a put option, on the remaining 40% of Banque Sanpaolo. The options are exercisable after four years, which may be extended by two years, in exchange for cash or shares in CNCE or other companies of the GCE group.

        The disposal, which is part of the strategic alliance with the CDC/GCE groups, enables the creation of a significant partnership. The partnership is intended to create a leading entity in banking services to small- and medium- sized companies on the French market, bringing together the market penetration of the distribution network of the GCE group with the experience of Banque Sanpaolo in the SME sector.

Initiatives to rationalize the Group structure

        On June 30, 2003, Sanpaolo IMI, Banca Carige and Banco di Sardegna entered into an agreement for the sale to the Sanpaolo IMI Group of the stakes in Eptaconsors held by Banca Carige and Banco di Sardegna. The stakes correspond to 20.24% and 19.04% of Eptaconsors, respectively. Sanpaolo IMI, which already held 60.72% of Eptaconsors, acquired full control over the company. The acquisition was completed at a total price of €36 million.

        In relation to the tax collection sector, effective October 1, 2003, the Ge.Ri.Co., Sanpaolo Riscossioni Genova and Sanpaolo Riscossioni Prato (subsidiaries of Sanpaolo IMI active in the tax collection business) all merged into Esaban, which adopted the name GEST Line S.p.A. The incorporation of the Group's tax collection business into a single company increases operating efficiency and enables economies of scale.

        On December 3, 2003, the Group acquired all of the outstanding shares of Noricum Vita S.p.A. ("Noricum Vita"), an insurance company which sells its own products through the branches of Cassa di Risparmio in Bologna and Banca Popolare dell'Adriatico. The Group acquired a 51% stake in Noricum Vita from Unipol Assicurazioni and a 5% stake in Noricom Vita from Reale Mutua. The Group already controlled a 44% stake in Noricum Vita following the merger with Cardine Finanziaria. The acquisition of the 56% stake cost €44 million.

        Noricum Vita is the corporate vehicle through which the Insurance Restructuring (as defined below) will be effected.

        On December 16, 2003, the Board of Directors of Sanpaolo IMI approved the merger by incorporation of IMI Bank (Luxembourg) into Sanpaolo Bank (Luxembourg). The merger permits the integration and rationalization of the two companies. In addition, on the same date, the termination of the activity of Sanpaolo Bank (Austria) was authorized.

        Pursuant to the agreements of March 3, 2003 between Sanpaolo IMI and SCH, Sanpaolo IMI sold its 50% stake in Finconsumo Banca to SCH, holder of the other 50%. The transaction, which is part of the rationalization of the shareholdings of Sanpaolo IMI and SCH, took place in two phases. The sale of a 20% stake was completed on September 8, 2003 at a price of €60 million, determining, at consolidated level, a gross capital gain of €44 million. The 30% stake in Finconsumo Banca still held by Sanpaolo IMI at the end of 2003 was sold to SCH pursuant to the exercise of a put option in January, 20 2004. The put option was provided for by the agreements of March 3, 2003. These agreements established the mutual granting of put options to Sanpaolo IMI and of call options to SCH relating to their respective stakes in Finconsumo Banca. The transaction was completed on January, 23 2004 at a price of €80 million, representing, on a consolidated basis, a gross capital gain of €55 million for the Group.

        The extension of staff leaving incentives is part of the rationalization of the Group structure. In 2003, in accordance with the 2003-2005 Plan, the Group made use of the Fondo di solidarietà per il sostegno del reddito, dell'occupazione e della riconversione e riqualificazione professionale del Personale del Credito (the "Solidarity Fund"). See Item 6. "D. Employees—Employment Agreements" on page 190 below. This enabled the Group to absorb excess personnel by offering staff leaving incentives, but also to implement a rejuvenation of staff, the benefits of which, in terms of savings in personnel expenses, represent the main cost synergies contemplated by the 2003-2005 Plan.

Development initiatives in foreign markets

        On February 25, 2003, Sanpaolo IMI Internazionale approved the launch of a public tender offer for the Hungarian bank Inter-Europa Bank, in which Sanpaolo IMI already owned a 32.5% stake. The offer, launched on March 17, 2003 by Sanpaolo IMI Internazionale, was completed on April 15, 2003, with the tender of a 52.7% stake in Inter-Europa Bank. Pursuant to the public offer, the Group holds an 85.2% stake in Inter-Europa Bank. The cost of the acquisition was €31 million. Following further purchases, the stake in Inter-Europa Bank held by the Group at the end of 2003 was €85.9%.

Fiat and Italenergia

        The Fiat S.p.A. group ("Fiat") is one of Italy's largest industrial groups. Fiat's core business, the production of cars, is carried out by Fiat Auto S.p.A. ("Fiat Auto"). In the first quarter of 2004 the Fiat group's share of the European car market, in terms of sales, was 8.1%, in sixth place among European car producers. Source: first quarter 2004 data of ACEA—European data base. In recent years, Fiat Auto has incurred significant losses. In June 2003, Fiat announced a restructuring plan focused on its core business and divestment of non-core assets. After a consolidated loss of €4.263 billion in 2002, Fiat registered consolidated losses of €1.948 billion in 2003 and €212 million in the first quarter of 2004. As of December 31, 2003 and as of March 31, 2004, the net consolidated debt of the Fiat group was €3.0 billion and €4.4 billion, respectively.

        In 2002 and in 2003, Fiat's group credit rating was downgraded to below investment grade by the major rating agencies. The outlook attributed by the major rating agencies to Fiat's debt is stable.

        Fiat is controlled by IFIL which is controlled by, a shareholder of Sanpaolo IMI. See Item 7. "The Major Shareholders" on page 193 below. Sanpaolo IMI and IFIL have, directly or indirectly, two common directors/executive officer. Mr. Marocco, a Director of IFIL, was a director of Sanpaolo IMI until April 29, 2004. Mr. Marrone is a Director of Sanpaolo IMI and is the chief executive officer of IFI, an affiliate of IFIL. See Item 6. "A. Directors and Senior Management" on page 172 below.

        IMI Investimenti, a company of the Sanpaolo IMI Group, in June 1999 entered into a non-binding consultive agreement with IFIL, Assicurazioni Generali S.p.A. and Deutsche Bank relating to the 1.48% interest in Fiat held by IMI Investimenti. In 2003, the value of the stake of IMI Investimenti in Fiat was subject to a write-down of €12.2 million. In July 2003, IMI Investimenti subscribed to its attributable pro rata share (€27 million) of a €1,836 million capital increase of Fiat through a rights offering. The capital increase was part of Fiat's relaunch plan presented in June 2003. As of December 31, 2003, the Group owned a total of 14.6 million Fiat shares (equal to 1.487% of Fiat's capital).

        The Sanpaolo IMI Group, like other major Italian banking groups, has a material credit exposure to the Fiat group. The exposure of the Sanpaolo IMI Group to Giovanni Agnelli & C. Sapa, a shareholder of Sanpaolo IMI and the controlling shareholder of the Fiat group, (including the Group's 1.487% equity interest in Fiat) was €1,229 million as of the end of 2002 the year before—as described at pages 70-71 below—Sanpaolo IMI and other Italian banks entered into a series of transactions designed to support Fiat's strategic and industrial plan. Since the end of 2002, the Group's exposure to the Fiat group has been reduced.

  The Fiat Framework Agreement

        On May 27, 2002, Fiat, on the one hand, and Sanpaolo IMI, Capitalia S.p.A. ("Capitalia") and Banca Intesa S.p.A. ("Intesa") on the other hand, entered into a framework agreement (the "Fiat Framework Agreement") which supports Fiat's strategic and industrial plan. Unicredito Italiano S.p.A. ("Unicredito" and, together with Sanpaolo IMI, Capitalia and Intesa, the "Participating Banks") also became a party to the Fiat Framework Agreement.

        The Fiat Framework Agreement contemplated:

  •
  An undertaking by Fiat to reach certain levels of net and gross indebtedness.

  •
  An undertaking by the Participating Banks to grant the Fiat Convertible Facility (as described below) and to acquire from Fiat a 51% equity interest in the European retail consumer loans operations of FIDIS S.p.A. ("FIDIS"), the financial services and consumer credit holding company of the Fiat group.

  •
  An undertaking by Fiat to deconsolidate the debt of the Italenergia group from the Fiat group.

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

        The Fiat Convertible Facility contemplates, as its ordinary means of repayment, the conversion of the outstanding unpaid balance, at the maturity date, into Fiat ordinary shares (the "New Fiat Shares"). The number of New Fiat Shares that will be issued in repayment of the Fiat Convertible Facility will correspond to (1) the arithmetic average between €14.44 (which represents an adjustment from the originally agreed upon price of €15.5, the adjustment was made to take into consideration Fiat's rights issue of June 2003) and the weighted average of the share price of Fiat ordinary shares in the six or three months preceding the issuance of the New Fiat Shares, divided by (2) the outstanding balance at maturity. The average share price of Fiat ordinary shares in 2003 was €6.4376 per share. At December 31, 2003, the Fiat Convertible Facility represented a loss of €153 million for the Sanpaolo IMI Group. The potential loss of €153 million from the firm commitment relating to the Fiat Convertible Facility has been entirely provided for by an appropriate allowance in the general reserve.

        If Fiat issues the New Fiat Shares, the holders of the Fiat Convertible Facility will offer the New Fiat Shares to the shareholders of Fiat in accordance with the pre-emptive rights granted by Italian law.

        Sanpaolo IMI and IFIL have agreed that, if the New Fiat Shares are issued, IFIL will use its best efforts to avoid the application of the provisions of Italian law relating to cross-ownership between listed companies. See Item 10. "B. Foreign Investment—Securities Regulations" on page 209. IFIL has agreed to use its best efforts to avoid, without financial cost to Sanpaolo IMI, limitations originating from the cross-ownership between Sanpaolo IMI and Fiat and to allow Sanpaolo IMI to exercise full voting rights in respect of any shares in Fiat that Sanpaolo IMI may hold.

  Synesis Finanziaria/FIDIS Retail Italia

        Pursuant to the Fiat Framework Agreement, the Participating Banks agreed to acquire a 51% interest in FIDIS Retail Italia S.p.A ("FIDIS Retail Italia") the holding company of Fidis' European retail consumer loans activity.

        On May 14, 2003, the Participating Banks, each holding 25% of the equity, established a company known as Synesis Finanziaria S.p.A. ("Synesis") in order to acquire the interest in FIDIS Retail Italia. On May 27, 2003, Synesis paid €253 million for a first tranche of the purchase price. A second tranche of €118 million was paid on September 30, 2003. An agreed adjustment to the purchase price in accordance with FIDIS Retail Italia financial results for the year 2003 is still in progress. The sale of the 51% equity interest in FIDIS Retail Italia allowed the Fiat group to reduce its consolidated gross financial indebtedness by approximately €6 billion

        The Participating Banks and Fiat Auto have also entered into agreements relating to the corporate governance of FIDIS Retail Italia. Pursuant to such agreements, the board of directors of FIDIS Retail Italia consists of six members, out of which four are designated by Synesis and two by Fiat Auto. The chairman of the board of directors, is one of the directors designated by Synesis; the deputy chairman of the board of directors is one of the directors designated by Fiat Auto. Subject to certain exceptions which require a qualified quorum, the board of directors of FIDIS Retail Italia adopts its resolutions, including those relating to important corporate events, by simple majority. A qualified majority of 60% of the share capital is required for certain decisions for which the extraordinary shareholders' meeting of FIDIS Retail Italia is responsible.

        Fiat Auto has a call option to buy back the 51% interest in FIDIS Retail Italia held by Synesis. The call option can be exercised in certain periods between January 2004 and January 2006. The exercise price of the call option was set up to give the Participating Banks a predetermined return on their investment.

        In the event of a change in control of Fiat Auto or in case Fiat Auto's selling of its 49% interest in FIDIS Retail Italia, Fiat Auto will be required to purchase, or to cause a third party to purchase, the 51% interest in FIDIS Retail Italia held by Synesis at a price in line with the price contemplated by the call option.

        On May 20, 2003, the Participating Banks extended a three-year, €2.5 billion line of credit to FIDIS Retail Italia. Each Participating Bank contributed equally to the line of credit. Because of the extension of the line of credit, FIDIS Retail Italia was able to reimburse the intercompany lines of credit guaranteed by Fiat.

  Italenergia bis—Edison

        Italenergia Bis S.p.A.("Italenergia Bis") is the holding company of Edison S.p.A. ("Edison"), the holding company of Italy's second largest energy group. Edison produces, imports and sells electric power and hydrocarbons.

        The current group structure is the result of a process that started in July 2001 with a public tender offer to acquire Montedison S.p.A.—which at that time controlled Edison—through a vehicle called Italenergia S.p.A., owned by Fiat (38.6%), Electricité de France ("EDF" 18%), Carlo Tassara (20%) and by a group of three banks. Capitalia 9.6%, IMI Investimenti of the (Sanpaolo IMI Group) 7.8%, and Banca Intesa 6%. Such banks are collectively referred to as the "Banking Shareholders".

        In June 2002, the Banking Shareholders, Fiat and EDF entered into an agreement for the reorganization of the Edison group. The plan, completed in December 2002, provided for the creation of a new holding company called (Italenergia Bis), where all shareholders of Italenergia transferred their interests. Edison was merged into Italenergia and the new entity was called Edison S.p.A.("New Edison").

        Fiat sold to the Banking Shareholders a 14% interest in Italenergia Bis. As part of this transaction, the Sanpaolo IMI Group purchased another 4.66% interest in Italenergia Bis, increasing its total equity interest in Italenergia Bis from 7.82% to 12.48%.

        Because of the sale, the stake held by Fiat in Italenergia decreased from 38% to 24%. Although Fiat did not control the absolute majority of Italenergia, in accordance with the Bank of Italy's interpretation of the applicable large exposure regulations, before the sale, Italenergia group's debt was required to be consolidated with that of Fiat. The sale allowed Fiat to deconsolidate the Italenergia Bis and Edison debt. This led to a €1,098 million decrease in the exposure of the Sanpaolo IMI Group to the Fiat group and a concurrent increase in the Sanpaolo IMI Group's exposure to Italenergia Bis by the same amount.

        In connection with the sale, the Banking Shareholders, Fiat and EDF entered into shareholders' agreements. Such agreements among Italenergia Bis' shareholders include:

  •
  Put and call options agreements among EDF and the Banking Shareholders relating to the 24.6% interest in Italenergia Bis held by the Banking Shareholders before the Fiat Sale. Each Banking Shareholders pursuant to put and call options, will have the right to sell to EDF (put options) its interest in Italenergia Bis. EDF will have the right to have each Banking Shareholder sell (call options) such interests. The put options will be exercisable in February 2005. The call options will be exercisable in March 2005. The exercise price of the put and call options were set up to give the Participating Banks a predetermined return on their investment. Furthermore, the exercise price of the put and call options allows the Participating Banks to benefit from any potential up side relating to the performance of the Italenergia group.

  •
  Fiat's option to sell to EDF its 24.6% interest in Italenergia Bis and options for the Banking Shareholders to divest in favor of Fiat or EDF the 14% interest in Italenergia Bis acquired from Fiat.

Corporate defaults of the Cirio group and the Parmalat group

        Cirio S.p.A. ("Cirio") and Parmalat S.p.A. ("Parmalat") are large Italian companies active in the food industry. Cirio and Parmalat defaulted on their corporate bonds in, respectively, November 2002 and December 2003. Cirio and Parmalat had, at the time of their defaults, €1,125 million and €7,200 million of bonds outstanding, respectively. Both Cirio and Parmalat are currently subject to bankruptcy procedures (amministrazione straordinaria). The Sanpaolo IMI Group, like the other major Italian banking groups, has exposures to the Cirio group and the Parmalat group and is involved in litigation proceedings ensuing from the defaults of Cirio and Parmalat. See Item 8. "B. Legal Proceedings—Proceedings relating to the insolvencies of Cirio and Parmalat groups" on page 202 below.

        As of December 31, 2003, the Sanpaolo IMI Group had approximately €306 million (including €3.9 million to Parmatour S.p.A., an affiliate of Callisto Tanzi, the former chief executive officer of Parmalat) and €25 million of outstanding loans to, respectively, the Parmalat group and the Cirio group. In 2003, in connection with the exposures of the Sanpaolo IMI Group to the Parmalat group and the Cirio group, provisions were made for, respectively, €273 million (approximately 90% of the exposure to the Parmalat group) and €10 million (which, together with the provisions made previously, resulted in a complete write-down of the exposure to the Cirio group).

        To deal with the heavy repercussions of the Cirio and Parmalat defaults on investors' portfolios, the Group has taken several initiatives to protect investors. In 2003, Sanpaolo IMI issued an investment policy, outlining the fundamental principles which govern the management of relationships with investors. The policy focuses on the diversification of portfolios and the development of increased investor awareness in relation to investment choices. Moreover, since 2002, cautious selection policies have been adopted when offering customers securities for placement through the trading securities portfolios offered to Group customers. Such policies are aligned with those adopted for proprietary investments and the acceptance of credit risks.

        The Bank has intensified its monitoring of the composition of customer portfolios, with the objective of helping customers reducing, where appropriate, their risk profile through greater diversification. With reference to the need for clear investor advisory activities, the banks belonging to the Sanpaolo IMI Group have also joined the "Patti Chiari", an initiative promoted by ABI (the Italian Bankers Association) to restore confidence in the Italian financial markets.

Recent Developments

  Insurance Reorganization

        On February 13, 2004, the Board of Directors of Sanpaolo IMI approved a project to reorganize the Group's insurance activities (the "Insurance Reorganization"). The Insurance Reorganization provides for the concentration of all the life insurance companies and those active in the property and casualty insurance business into a single holding company.

        The Insurance Reorganization is expected to:

  •
  rationalize the presence of the Group in the insurance market, leading to increased efficiency and economies of scale;

  •
  increase the focus of the Group on the insurance market; and

  •
  anticipate the trends of the insurance market, creating the conditions to take advantage of the opportunities for growth.

        Noricum Vita is the corporate vehicle identified for the realization of the Insurance Reorganization (as defined below) in question. See: Developments in 2003, Initiatives to rationalize the Group structure.

        The Insurance Reorganization contemplates:

  •
  the de-merger of the stake in Fideuram Vita S.p.A. ("FV") in favor of the Parent Bank (as outlined below);

  •
  the de-merger of the stake in Sanpaolo Vita held by Sanpaolo Wealth Management in favor of Noricum Vita; and

  •
  the merger of Sanpaolo Vita and FV into Noricum Vita.

        An important element of the Insurance Reorganization is the contribution to the insurance holding company of FV. FV is a subsidiary of Banca Fideuram. Banca Fideuram is listed on the Italian Stock Exchange. The Group controls 73.4% of Banca Fideuram. In order to contribute FV to the single insurance holding company, the Boards of Directors of Sanpaolo IMI and of Banca Fideuram approved, on May 18, 2004, a de-merger project of the equity interest held by Banca Fideuram in FV in favor of Sanpaolo IMI. The project will be presented for approval to the extraordinary shareholders' meetings of Sanpaolo IMI and Banca Fideuram. The extraordinary Sanpaolo IMI shareholders' meeting has been called for June 29, 2004 (first call) and June 30, 2004 (second call).

        Based upon the figures as of December 31, 2003, the reference date used for valuation purposes in the de-merger, the key financial terms of the de-merger are:

  •
  the valuation attributed to the participation held by Banca Fideuram in FV (corresponding to 99.8% of the share capital of FV) €678.6 million (of which €603.0 million correspond to the embedded value of the equity interest as of December 31, 2003, net of €8.7 million of dividends distributed to Banca Fideuram by FV during the first quarter of 2004);

  •
  the allocation to Banca Fideuram shareholders, other than Sanpaolo IMI, of Sanpaolo IMI Shares valued at €9.27 per Share, corresponding to the official average Share price (ex-dividend) during the month preceding May 17, 2004; and

  •
  the allocation to Banca Fideuram shareholders of Sanpaolo IMI Shares will be proportional to the participation in Banca Fideuram held by each shareholder other than Sanpaolo IMI: the exchange ratio has been fixed at 0.07470 Sanpaolo IMI Shares for each Banca Fideuram share.

        The de-merger is expected to become effective in the fourth quarter of 2004, and is subject to regulatory approval.

        The information on the de-merger contained in this annual report on Form 20-F does not constitute an offer of securities for sale in the United States or offer to acquire securities in the United States.

        The securities that will be distributed pursuant to the de-merger have not been, and are not intended to be, registered under the Securities Act of 1933, as amended ("Securities Act"), and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The securities are intended to be made available within the United States in connection with the de-merger pursuant to an exemption from the registration requirements of the Securities Act.

  Agreements and alliances with international partners

        For recent developments concerning the strategic alliance with Eulia, see "Developments in 2003, Agreements and alliances with international partners, Eulia," above.

  New Organizational Model

        Effective on May 1, 2004, the Group introduced a new organizational model. See "Organization by Business Sectors" below.

Principal Capital Expenditures and Divestitures

        The largest capital expenditures in 2003 related to the acquisition of a 25% equity stake in Synesis Finanziaria S.p.A. for €93 million, the acquisition of a 7% equity stake in Banca delle Marche for €92 million and an increase of the equity stake in Banca Popolare dell'Adriatico S.p.A. from 71.76% to 100% for €82 million. These capital expenditures were financed internally. From January 1, 2003 through the date of this annual report, there were no material principal capital expenditures. The following table shows the Group's principal capital expenditures for the years ended December 31, 2002 and 2001. For the year ended December 31, 2003 there were no principal capital expenditures. For purposes of this table "principal capital expenditure" means any capital expenditure in excess of €l00 million.

Company	Country	Description	Financing	Amount Invested
				(in millions of €)
Capital Expenditures 2002
Banka Koper	Slovenia	Increase of equity stake from 15% to 62.1%	Internal	116
Banco di Napoli	Italy	Increase of saving shares from 0.85% to 87.26%	Internal	144
Compagnia di San Paolo Investimenti Patrimoniali Spa	Italy	Acquisition of 100% equity stake	Internal	230
IMI Investimenti Spa	Italy	Increase of equity stake from 51% to 100%	Internal	179
NHS Spa	Italy	Increase of equity stake from 51% to 100%	Internal	127
Italenergia Bis	Italy	Increase of equity stake from 7.82% to 12.48%	Internal	183

Total 2002				979
Capital Expenditures 2001
Banca Cardine	Italy	Acquisition of 10.9% equity stake	Internal	516
Cassa dei Risparmi di Forlí	Italy	Acquisition of 21% equity stake	Internal	169
ENI	Italy	Acquisition of 0.26% equity stake	Internal	143
CDC IXIS	France	Acquisition of 3.88% equity stake	Internal	323
Italenergia	Italy	Acquisition of 7.82% equity stake	Internal	248

Total 2001				1,399

        The following table shows the Group's principal capital divestitures for the years ended December 31, 2003, 2002 and 2001.

        For purposes of this table "Principal Capital Divestiture" means any Capital Divestiture in excess of €100 million.

Company	Description	Proceeds
		(millions of €)
Capital Divestitures 2003
Banque Sanpaolo S.A.	Sale of 60% equity stake	500
Total 2003
Capital Divestitures 2002
Cardine Banca Spa	Sale of 8.61% equity stake	473
Banca Agricola Mantovana	Sale of 8.49% equity stake	110

Total 2002		583
Capital Divestitures 2001
Montedison	Sale of 6.2% equity stake	339
Beni Stabili	Sale of 10.7% equity stake	111

Total 2001		450

        From January 1, 2004 through June 15, 2004, there were neither Principal Capital Expenditures nor Principal Capital Divestitures.

Public Tender Offers

        No public tender offer in respect of Sanpaolo IMI's Shares has been made from January 1, 2003 to date.

C. Business Overview

        At December 31, 2003, the Group was one of the leading banking groups in Italy by total assets (€202.6 billion), loans to customers (€124.6 billion) and customers' financial assets (€368 billion), of which 35.8% was represented by direct customer deposits (€131.7 billion), 39% by assets under management (€143.7 billion) and 25.2% by assets under administration (€92.6 billion). At the same date, the Group had 3,168 branches in Italy, together with 104 branches and 18 representative offices abroad.

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

Organization by Business Sectors

        As of December 31, 2003, the Group was active in four business sectors. Each business sector comprised different business areas. Each business area had, within the Group, a certain level of autonomy and was subject to individual monitoring and budgeting activities.

Business Sector	Business Areas
Domestic Banking Networks	Sanpaolo Network and consumer banking Former Cardine bank networks Banca OPI Large groups and structured finance Other Italian networks Tax collection activities
Personal Financial Services	Banca Fideuram
Wealth Management and Financial Markets	Sanpaolo IMI Wealth Management Eptafund Banca IMI Sanpaolo IMI private equity
International Activities	Foreign network Sanpaolo IMI Internazionale

        As of December 31, 2003, the Group's four business sectors were structured as follows:

  •
  Domestic Banking Networks.  This business sector provides national coverage through over 3,000 branches. It includes:

  •
  the Sanpaolo Network and Consumer Banking Business Area, which is widespread in North West Italy, and, through Sanpaolo Banca di Napoli, in the mainland South of Italy; and

  •
  the former Cardine bank networks, which is widespread in North East Italy.

  The Domestic Banking Network business sector also includes:

    •
    the Banca OPI Business Area, which provides consultancy, medium- to long-term project financing and financing for public entities;

    •
    the Other Italian Networks Business Area, covering the Group's participation in Cassa di Risparmio di Firenze and in Cassa dei Risparmi di Forlì;

    •
    the Large Groups and Structured Finance Business Area; and

    •
    the Tax Collection Activities Business Area.

  •
  Personal Financial Services.  This business sector's activities are carried out through the networks of financial planners of the Banca Fideuram Business Area servicing customers with a medium- to high-savings potential.

  •
  Wealth Management and Financial Markets.  This business sector includes:

  •
  the Sanpaolo IMI Wealth Management Business Area, providing asset management products and services to the Group's own distribution structures, to institutional investors and third-party networks;

  •
  the Eptafund Business Area, operating mainly in asset management;

  •
  the Banca IMI Business Area, the Group's investment bank; and

    •
    the Sanpaolo IMI Private Equity Business Area, in which the private equity activities of the Group have been concentrated;

  •
  International Activities.  This sector includes:

  •
  the Foreign Network Business Area, involved in corporate lending; and

  •
  the Sanpaolo IMI Internazionale Business Area, established to develop and supervise the Group's activities in geographical areas and foreign countries of strategic interest, such as Central Eastern Europe and the Mediterranean.

  The Group also has Central Functions, which include:

  •
  the Parent Bank functions which are responsible for the Group's strategy, holding activities (through IMI Investimenti) and all the activities for the direction, management and control of the Group;

  •
  IMI Investimenti is the holding company of the large strategic stakes in unaffiliated companies held by the Group. IMI Investimenti manages the major industrial holdings of the Group with particular reference to the amount, the impact in terms of "significant exposures", and the strategic importance attributed by the Group.

  •
  the shareholdings not held by IMI Investimenti which include, among others, a 2.9% stake in SCH and a 3.4% stake in CDC lxis;

  •
  the treasury functions; and

  •
  the MOI.

        The following chart provides an overview of the internal operational organization of the Sanpaolo IMI Group as of December 31, 2003:

CENTRAL FUNCTIONS

PARENT BANK FUNCTIONS

SHAREHOLDING INVESTMENTS
- SCH (Spain; 2.9%)
- CDC Ixis (France; 3.4%)
- Banque Sanpaolo (France; 40%)
- Finconsumo Banca (30%) (1)
- Other shareholdings

TREASURY
- Parent Bank
- Sanpaolo IMI US Financial (United States)
- Sanpaolo IMI Bank International (Madeira, Portugal)

MACCHINA OPERATIVA INTEGRATA (INTEGRATED OPERATING VEHICLE)

IMI INVESTIMENTI

DOMESTIC BANKING NETWORKS

SANPAOLO NETWORK AND CONSUMER BANKING
- Sanpaolo Network
  - Parent Bank
  - Sanpaolo Banco di Napoli
- Sanpaolo Leasint
- Finemiro Banca (97%)
- Sanpaolo Bank (Luxembourg) (2)
- Sanpaolo Bank (Austria) (3)
- Sanpaolo Bank (Switzerland)

BANCA OPI

LARGE GROUPS AND STRUCTURED FINANCE
- Parent Bank

OTHER ITALIAN NETWORKS
- Cassa di Risparmio di Firenze (19.5%)
- Cassa dei Risparmi di Forlì (29.8%)
- Banca delle Marche (7%)

TAX COLLECTION
- Parent Bank
- GEST Line

PERSONAL FINANCIAL SERVICES

BANCA FIDEURAM (73.4%)
- Sanpaolo Invest SIM
- Banque Privée Fideuram Wargny (France)
- Fideuram Investimenti
- Fideuram Vita
- Fideuram Bank (Luxembourg)
- Fideuram Assicurazioni
- Fideuram Fiduciaria
- Fideuram Bank Suisse (Switzerland)
- Fideuram Gestions (Luxembourg)
- Fideuram Asset Management (Ireland)
- Sanpaolo Invest Ireland (Ireland)

WEALTH MANAGEMENT AND FINANCIAL MARKETS

SANPAOLO IMI WEALTH MANAGEMENT
- Sanpaolo IMI Asset Management
- Sanpaolo Vita
- Sanpaolo Life (Ireland)
- Sanpaolo IMI Wealth Management (Luxembourg)
- Sanpaolo IMI Institutional Asset Management
- Sanpaolo IMI Alternative Investments

EPTAFUND

BANCA IMI
- IMI Bank (Luxembourg) (2)
- IMI Investments (Luxembourg)
- IMI Capital Markets USA (United States)
- Banca IMI Securities (United States)

SANPAOLO IMI PRIVATE EQUITY
- LDV Holding (Netherlands)

INTERNATIONAL ACTIVITIES

FOREIGN NETWORK
- Parent Bank
- Sanpaolo IMI Bank Ireland (Ireland)

SANPAOLO IMI INTERNAZIONALE
- Banka Koper (Slovenia; 62.6%) (5)
- Inter-Europa Bank (Hungary; 85.9%)
- Sanpaolo IMI Bank Romania (Romania; 97.9%)

(1)
The sale of the 30% stake in Finconsumo Banca to SCH was completed on January 23, 2004.

(2)
The merger by incorporation of IMI Bank (Luxembourg) into Sanpaolo Bank (Luxembourg) was approved on December 16, 2003.

(3)
The termination of the activity of Sanpaolo Bank (Austria) was authorized on December 16, 2003.

(4)
From January 1, 2004, Cassa di Risparmio di Padova e Rovigo, Cassa di Risparmio in Bologna, Cassa di Risparmio di Venezia and Friulcassa operate within the North East Territorial Direction, while Banca Popolare dell'Adriatico refers to the Sanpaolo Network.

(5)
On February 18, 2004 the stake in Banka Koper was increased from 62.6% to 62.9%.

        On May 1, 2004, the new Board of Directors that was elected by the general shareholders' meeting of April 29, 2004, which introduced a new organization model for Sanpaolo IMI. This model confirms the focus on commercial banking activities and the rationalization, optimization and development of other specialist businesses. The Domestic Banking Networks Business Sector was renamed Commercial Banking Business Sector. The new organization model strengthens the unitary governance of the distribution networks and their specialization by customer segment. The Group's central governance, management and control structures were also rationalized and strengthened.

        The main differences compared to the prior organizational structure are:

  •
  the introduction of two new Business Sectors, dedicated, respectively, to insurance activities and to the support of local government structure and public bodies;

  •
  the separation of wealth management activities from investment banking activities; and

  •
  the incorporation of the international activities into Commercial Banking.

        The following chart provides an overview of the internal operational organization of the Sanpaolo IMI Group, effective from May 1, 2004:

CENTRAL FUNCTIONS

STRATEGIC DIRECTION, MANAGEMENT AND CONTROL FUNCTIONS
- Parent Bank

SHAREHOLDING INVESTMENTS
- Parent Bank
- SCH (Spain; 2.9%)
- CDC Ixis (France; 3.4%)
- Banque Sanpaolo (France; 40%)
- Cassa di Risparmio di Firenze (19.5%)
- Cassa dei Risparmi di Forlì (29.8%)
- Banca delle Marche (7%)
- Other shareholdings

FINANCE
- Parent Bank
- Sanpaolo IMI US Financial (United States)
- Sanpaolo IMI Bank International (Madeira, Portugal)

MACCHINA OPERATIVA INTEGRATA (INTEGRATED OPERATING VEHICLE)
- Parent Bank

COMMERCIAL BANKING

SANPAOLO
- Parent Bank
- Sanpaolo IMI Bank Ireland (Ireland)
- Sanpaolo IMI Internazionale
- Finemiro Banca (96.8%)
- Sanpaolo Leasint
- Farbanca (15.8%)
- Sanpaolo Fiduciaria
- Sanpaolo Bank (Luxembourg)

ASSET MANAGEMENT

INVESTMENT BANKING

BANCA IMI
- IMI Bank (Luxembourg)
- IMI Investments (Luxembourg)
- IMI Capital Markets USA (United States)
- Banca IMI Securities (United States)

SANPAOLO IMI PRIVATE EQUITY
- LDV Holding (Netherlands)

IMI INVESTIMENTI
STRUCTURED FINANCE (Parent Bank)

PERSONAL FINANCIAL SERVICES

BANCA FIDEURAM (73.4%)
- Sanpaolo Invest SIM
- Banque Privée Fideuram Wargny (France)
- Fideuram Investimenti
- Fideuram Bank (Luxembourg)
- Fideuram Fiduciaria
- Fideuram Bank Suisse (Switzerland)
- Fideuram Gestions (Luxembourg)
- Fideuram Asset Management (Ireland)
- Sanpaolo Invest Ireland (Ireland)

INSURANCE HOLDINGS

NORICUM VITA
- Sanpaolo Vita
- Sanpaolo Life (Ireland)
- Egida (50%)
- Fideuram Vita
- Universo Servizi

LOCAL ENTITIES AND PUBLIC BODIES

BANCA OPI
LOCAL ENTITIES DEVELOPMENT (Parent Bank)

The Distribution Network

        At the end of December 2003 the Sanpaolo IMI Group had a network of 3,168 banking branches in Italy, 32.8% of which are distributed throughout the North West, which is in-depth covered by the Sanpaolo Network, 29.3% in the North East, where the former Cardine bank networks are concentrated, and 25.5% in Southern Italy and the Islands, where the Sanpaolo Network also operates (through the 688 branches and 57 operating points of Sanpaolo Banco di Napoli for the mainland regions). The remaining 12.4% of the Group net-work is situated in Central Italy, where there are branches of Cassa di Risparmio di Firenze (in which the Group holds a 19.5% interest) and Banca delle Marche (in which in which the Group holds a 7% interest). Sanpaolo IMI has stipulated distribution agreements with both banks. Further commercial agreements have been stipulated with Cassa dei Risparmi di Forlì, which has about eighty branches mainly operating in the North East.

        The Group's distribution structure is also made up of 4,675 financial planners, mainly of Banca Fideuram and Sanpaolo Invest SIM. During 2003 the latter completed its transformation into SIM, ceasing its performance of banking activity and focusing on the provision of investment services through its network of financial planners. The Group operates abroad through a network of 104 branches and 18 representative offices. Also during the year, the Parent Bank opened a branch in Shanghai and representative offices in Madrid and Barcelona.

	At December 31,
Distribution network (Italy and abroad)			% Change December 31, 2003- December 31, 2002
	2003	2002
Banking branches and area offices	3,272	3,205	2.1
Italy	3,168	3,069	3.2
—Sanpaolo IMI	1,438	2,115	(32.0)
Abroad	104	136	(23.5)
Representative offices	18	17	5.9
Exclusive financial planners	4,675	4,955	(5.7)
—Banca Fideuram	3,413	3,520	(3.0)
—Sanpaolo Invest SIM (formerly Banca Sanpaolo Invest)	1,130	1,234	(8.4)
Distribution network (Italy at December 31, 2003)	Sanpaolo Network(1)		Former Cardine bank network		Other(2)		Total
		%		%		%		%
North-West (Piedmont, Val d'Aosta, Lombardy, Liguria)	987	46.4	13	1.5	39	20.9	1,039	32.8
North-East (Veneto, Trentino Alto Adige, Friuli-Venezia-Giulia, Emilia Romagna)	107	5.0	719	84.1	104	55.6	930	29.3
Center (Tuscany, Marche, Umbria, Lazio, Abruzzo, Molise)	242	11.4	123	14.4	27	14.4	392	12.4
South & Islands (Campania, Apulia, Basilicata, Calabria, Sicily, Sardinia)	790	37.2	—	—	17	9.1	807	25.5

Banking branches and area offices in Italy	2,126	100.0	855	100.0	187	100.0	3,168	100.0

(1)
Includes, in addition to the 1,438 branches of the Parent Bank, the 688 branches of Sanpaolo Banco di Napoli.

(2)
Includes the branches of Banca Fideuram (88), Finemiro Banca (22), Farbanca (1) and Cassa dei Risparmi di Forlì (76).

Assets Managed on Behalf of Customers

        As of December 2003, customer financial assets held by the Group were €368 billion, an increase of 3.3% (4.4% against pro forma data) at the end of December 2002. For a discussion of pro forma data, see: Item 5. "Presentation of Results" on page 100 below.

        In 2003 indirect deposits increased by 7.8% (the same increase took place on a pro forma basis). The increase is primarily attributable to the positive performance of the financial markets, which is reflected in new subscriptions and in the revaluation of the existing assets. In 2003 direct deposits decreased by 3.9% (1.1% on a pro forma basis).

  Asset Management and Administration

        As of December 2003, asset management volumes were €143.7 billion, an increase of 9.3% (8.1% on pro forma basis) or €12.2 billion against the end of 2002 (€10.8 billion on a pro forma basis). Of such increase (on a pro forma basis), €7.8 billion are attributable to net in-flow and €3.0 billion to the revaluation of assets.

        As of December 2003, mutual funds and fund-based portfolio management were €102.7 billion, an increase of 8.2% (4.9% on a pro forma basis) since the beginning of the year. The increase (on a pro forma basis) was due to a net flow of €2.7 billion and to the positive performance of the financial markets. The performance of the financial markets, which began to recover in March 2003, induced customers to prefer lower risk products in the first part of 2003, with a return to equity funds only towards the end of the year. As a result of these investment decisions, the breakdown of funds by type as of December 31, 2003 shows a decrease from the balanced funds in favor of equity, bond and liquidity funds. At the end of 2003, the Group held the top position in the domestic market for asset management, with a market share of 21.1% (Source: Assogestioni) consistent with the levels registered at the end of December 2002.

        In 2003 the life insurance sector grew by approximately 27%, in accordance with the growth trend recorded in 2002 (35%). Life technical reserves, equal to €33.5 billion, grew by 23.5% (27.2% on a pro forma basis) benefiting from a net in-flow of €6.3 billion.

        At the end of 2003 assets under administration reached €92.6 billion, an annual growth of 5.6% (7.4% on a pro forma basis).

	At December 31,
Customer Financial Assets	2003		2002		2002 pro forma		% 2003/2002 pro forma
	Amount (millions of €)	(%)	Amount (millions of €)	(%)	Amount (millions of €)	(%)	(%)
Asset management	143,711	39.0	131,515	36.9	132,931	37.7	8.1
Asset administration	92,610	25.2	87,717	24.6	86,244	24.5	7.4
Direct deposits	131,721	35.8	137,049	38.5	133,236	37.8	(1.1)
Customer financial assets	368,042	100.0	356,281	100.0	352,411	100.0	4.4

	At December 31,
Customer Financial Assets	2003		2002		2002 pro forma		% 2003/2002 pro forma
	Amount (millions of €)	(%)	Amount (millions of €)	(%)	Amount (millions of €)	(%)	(%)
Mutual funds and fund-based portfolio management	102,738	71.5	94,918	72.2	97,982	73.7	4.9
Portfolio management	7,437	5.2	9,443	7.2	8,586	6.5	(13.4)
Life technical reserves	33,536	23.3	27,154	20.6	26,363	19.8	27.2
Asset management	143,711	100.0	131,515	100.0	132,931	100.0	8.1
Change in Assets under Management	2003	2002	2002 pro forma
	(millions of €)	(millions of €)	(millions of €)
Net inflow for the period	7,748	3,197	3,175
—Mutual funds and fund-based portfolio management	2,659	(3,641)	(3,716)
—Portfolio management	(1,251)	(853)	(687)
—Life policies	6,340	7,691	7,578
Performance effect	3,032	(10,161)	(9,849)
Change in assets under management	10,780	(6,964)	(6,674)

Mutual Funds by Type	December 31, 2003	December 31, 2002	December 31, 2002 pro forma
	(%)
Equity	23.6	22.3	22.5
Balanced	7.4	10.9	10.2
Bond	41.5	39.7	40.3
Liquidity	27.5	27.1	27.0
Total Group mutual funds	100.0	100.0	100.0

Activities in Financial Markets

  Dealing and Treasury Activities

        In 2003, the Parent Bank continued its centralized activity with respect to market transactions. The strengthening of exchanges between Group companies enabled the Group's treasury function to pursue a consistent intervention strategy with regard to the management of deposits and loans.

        With respect to medium- and long-term funding, also centralized with the Parent Bank in relation to the needs of the banking networks and Group companies which are served the by integrated treasury function, in 2003 Sanpaolo IMI issued securities in the amount of €3.3 billion, of which €2.8 billion consisted of senior debt securities and €550 million consisted of lower Tier II and Tier III subordinated debt. Securities in the amount of €1.2 billion were issued in the international markets, of which €800 million consisted of senior debt securities and €400 million consisted of lower Tier II and Tier III subordinated debt. Other funding, in the amount of €1.4 billion, was raised in the form of private placements or direct deposits from banks and international organizations. Medium- and long-term issues of the former Cardine bank networks, issued entirely to retail customers, also generated total net flows of €2.5 billion.

        As of December 31, 2003, the Group's securities portfolio increased to €25.3 billion, an increase of 18.2% against the pro forma amount at the end of 2002. The investment component of the portfolio was €2.9 billion, accounting for 11.6% of the total, in comparison to 11.2% at the end of 2002 (€2.4 billion).

        As of December 31, 2003, the Securities dealing portfolio of the subsidiary Banca IMI increased to €10.7 billion, an increase of 62.1% compared with the 6.6 billion held at the end of 2002. This portfolio consisted of 70.1% Italian Government and EU public bonds and 10.4% of other bonds.

        As of December 31, 2003, the Parent Bank's securities portfolio decreased to €11.3 billion, a decrease of 19.4% compared with the pro forma amounts at the end of 2002. The decrease takes into account the reclassification of certain capitalization contracts, previously classified as securities, credits or loans. This decrease is attributable to the adjustment of the portfolios acquired in the merger of Cardine Banca and Banco di Napoli in connection with the guidelines approved during 2002 by the Board of Directors of the Parent Bank.

        As of December 31, 2003, the dealing component of the Parent Bank's portfolio was €8.8 billion, the investment component was €2.5 billion. Government bonds accounted for 22% of the dealing portfolio, while bonds from financial and banking issuers (including Group securities) were 78% of the dealing portfolio. Approximately 90% of the investment component was represented by Government and international organization bonds, with the remaining 10% made up of corporate issues.

  Placement and Advisory Business

        In 2003 Banca IMI confirmed its status as one of the main operators in the primary debt market in Italy. Banca IMI was the lead manager of 62 bond issues, for a total amount of approximately

€25 billion. Such placements included: the issuances of Sanpaolo IMI, Banca delle Marche and Banca CR Firenze, as well as several Italian municipalities.

        In the equity sector, the improvement of the markets in Europe was only partially reflected in a recovery in transactions in the primary market where, despite an increase in the level of activity in capital increases connected with financial restructuring processes, the placement and listing of new companies was still extremely modest.

        As far as primary offerings were concerned, Banca IMI confirmed its presence in the Italian market, taking part as coordinator in such Italian offerings as Edison, AEM Torino and IFIL, and as lead manager for Fiat.

        In relation to the corporate finance activity, despite an international downturn in the M&A market, the Italian sector showed signs of recovery. Banca IMI supplied advisory services to the Ministry of Economy and Finance in the evaluation of the privatization of ETI and to Italy's major industrial groups. In particular, Banca IMI:

  •
  assisted Edison in the sale of gas reserves in Egypt, ENEL in the sale of electricity generation assets and ENI in the exploitation of assets in the chemical sector;

  •
  continued to act as global advisor for the Fiat Group;

  •
  advised the Parent Bank in its purchase of the majority shareholding of FIDIS Retail Italia. See Item 4. "B. Significant Developments During 2003—Fiat and Intalenergia" on page 70 above.

Significant Subsidiaries

        The following table provides an outline of the significant subsidiaries (as defined by Rule 1-02 of Regulation S-X) of the Group at December 31, 2003.

Name	Registered Offices	Ownership held by	%	Voting rights at shareholders' meeting %
Banca Fideuram	Italy	Sanpaolo IMI Invesp	64.10 9.28	64.10 9.28
Banca IMI	Italy	Sanpaolo IMI	100.00	100.00
Banca Opi	Italy	Sanpaolo IMI	100.00	100.00
Cassa di Risparmio di Padova e Rovigo	Italy	Sanpaolo IMI	100.00	100.00

        Banca Fideuram has a network of 4,543 financial planners and 88 branches in Italy and operates through its own specialized companies dedicated to asset management services.

        Banca IMI, the Group's investment bank, engages in securities dealing for itself and for customers, underwriters equity and debt capital offerings for companies, and also provides corporate finance advisory services.

        Banca OPI provides financial services to the public sector, with particular emphasis on the financing of infrastructure investments and public works. As of January 1, 2003, the bank performed the activities in the public works sector previously performed by Banco di Napoli.

        Cassa di Risparmio di Padova e Rovigo (which merged with Banca Agricola di Cerea) is part of the former Cardine network which operated in North East Italy. The former Cardine network also included Cassa di Risparmio in Bologna, Cassa di Risparmio di Venezia, Banca Popolare dell'Adriatico and Friulcassa (resulting from the merger between Cassa di Risparmio di Udine e Pordenone and Cassa di Risparmio di Gorizia).

Italian Banking Regulation and Corporate Governance principles

  Italian Banking Regulations—Overview

  Structure of the Italian Banking System

        During the l990s, the Italian banking system underwent a reorganization and consolidation process as a consequence of changes in banking regulations as well as the competitive stimulus resulting from the liberalization of European financial markets and the introduction of the euro. The main steps in this evolution were the enactment of the Amato Law and the privatization process, the implementation of EU directives and the Legislative Decree No. 385 of September 1, 1993 (the "Consolidated Banking Law"), and the Legislative Decree No. 58 of February 24, 1998 (the "Consolidated Securities Law").

        The current system allows the banks to decide which banking and related financial activities to engage in and which structures to adopt, subject only to generally applicable rules of prudence and the banks' own bylaws. The current Italian banking regulations now largely mirror the EU Second Banking Directive (Dir. No. 89/646/CEE, now consolidated in Dir. No. 2000/12/CE). The effect of the regulatory changes and Europe-wide liberalization has been a significant increase in competition and consolidation in the Italian banking industry.

  The Privatization Process

        The Amato Law encouraged consolidation and also encouraged banks controlled by governmental and public law entities to adopt a joint-stock structure and to strengthen their capital bases.

        The process was accelerated by the implementation of the Privatization Law (Law No. 474 of July 30, 1994) and the Decree of the Minister of Economy and Finance (the "Dini Directive"), enacted, respectively, in July and November 1994. These statutes permitted and promoted the sale of majority holdings of banks owned by the Ministry of Economy and Finance and by Italian banking foundations (considered public law entities) to the private sector. Certain fiscal incentives were provided for Italian banking foundations to reduce their stakes in banks that converted into joint-stock companies under the Amato Law to below 50%. Furthermore, to encourage the reform, new incentives were introduced pursuant to the Ciampi Law, which reorganized the regulatory framework of the Italian banking foundations. Those incentives were reviewed by the European Commission, which decided on August 22, 2002, that fiscal measures introduced in 1998 and 1999 in favor of banking foundations were not subject to the European Union's state aid rules). Pursuant to the Ciampi Law (Legislative Decree No. 153 of May 17, 1999), the banking foundations that modify their bylaws and progressively divest their stakes in banks and only maintain controlling interests in entities dealing with social purposes, are considered as private not for profit organizations with social purposes. The Ministry of Economy and Finance is in charge of authorizing the sales of holdings in banks owned by foundations in compliance with criteria of transparency and non-discrimination.

        In accordance with Article 25 of the Ciampi Law, as modified by Law No. 212 of 2003, the deadline for the banking foundations to dispose of their control of banking institutions was extended to December 2005 (the Ciampi Law initially set the deadline for the disposals at June 2003). Moreover, the longer term of December 2008 will be allowed for those banking foundations that will entrust their stakes in banking institutions to asset management companies ("società di gestione del risparmio") which will be in charge of managing them independently. A bank can be considered as controlled even in situations of joint-control exercised, directly or indirectly by two or more banking foundations, as contemplated by Article 6 of the Ciampi Law. The banking foundations with net equity not in excess of €200 million or operations in Italian autonomous regions "regioni a statuto speciale" are exempted from the requirement to dispose of their control of banking institutions.

  Implementation of the EU Second Banking Directive

        Effective January 1, 1993, the old distinction between "ordinary credit institutions" and "special credit institutions" was formally eliminated and every kind of banking activity can now be performed by a single category of credit institution (banche), which can collect and solicit savings deposits from the public, issue bonds and grant medium- and long-term credit, whether subsidized or not, subject to regulations issued by the Bank of Italy.

        Italian banks, whether incorporated as joint-stock companies (Società per Azioni), co-operative banks (banche popolari and banche di credito cooperativo), or as residual public law entities (governed by special regulations) subject to their bylaws and to financial services regulation, may also engage in all the business activities that are subject to mutual recognition under the EU Second Banking Directive, and in certain other financial activities not listed therein.

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

  Consolidated Banking Law

        Effective January 1, 1994, the Consolidated Banking Law, which repealed and replaced previous regulations, has defined the role of the supervisory authorities and has regulated the definition of banking and related activities; the authorization of banking activities; the acquisition of equity participation in banks; banking supervision (on an unconsolidated and consolidated basis); special bankruptcy procedures for banks, and the supervision of financial companies. The resulting regulatory framework of Italian banking system is described below.

  Supervisory Authorities

        Under the Consolidated Banking Law, the supervision and regulation of Italian banks are exercised by:

  •
  the Interministerial Committee for Credit and Savings (the Comitato Interministeriale per il Credito e per il Risparmio or "CICR"). The CICR includes the Minister of Economy and Finance and other economic ministers, acts upon proposals of the Bank of Italy, and has wide-ranging policy-making and guidance powers.

  •
  the Minister of Economy and Finance. The Minister of Economy and Finance has broad powers in relation to banking and other financial activities, which include: (i) authorizing the establishment in Italy of the first branch of non-EU banks and (ii) setting definite eligibility standards for holders of equity interests of a bank; and the level of professional experience required from directors and executives of banks and other financial intermediaries. The Minister of Economy and Finance may also fine banks and their managers with administrative sanctions and place banks in mandatory liquidation (liquidazione coatta amministrativa) or under extraordinary management (amministrazione straordinaria).

  •
  the Bank of Italy, which is in charge of implementing the policies set forth by CICR by adopting regulations and instructions concerning the following four main areas: (i) capital requirements; (ii) risk exposure; (iii) acquisition of equity participations; and (iv) administrative and accounting organization and internal audit.

        The Bank of Italy supervises the banking institutions through its own auditing body, granting authorizations and examining the reports that banks are required to file on a regular basis. The main supervisory powers include: the review of financial statements and statistical data; the preliminary review of amendments to bylaws; inspections; and verification of capital ratios, reserve requirements exposure limits.

        In addition, the Bank of Italy oversees compliance with rules of conduct and disclosure requirements provided for banking and financial transactions and services, with particular reference to: (i) public notices of interest rates, prices, charges for customer notifications and every other economic condition concerning the transactions and services offered; (ii) prescribed contractual forms; (iii) consumer protection in cases of unfavorable modification of interest or any other price or condition or unilateral alteration of contract, and (iv) periodic notifications to customers. The Bank of Italy also cooperates with governmental entities in preventing and repressing usury. To this end the Bank of Italy and the Ufficio Italiano Cambi ("UIC") conduct a periodic survey to measure the "average overall effective rate" charged by banks and financial intermediaries for different types of transactions. The data collected is published in a decree of the Minister of Economy and Finance and is used to calculate the threshold beyond which rates are considered usurious.

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

        As a consequence of the Cirio and Parmalat defaults (see Item 8. "B. Legal Proceedings" on page 198 below), there has been an intense debate on the regulatory framework applicable to banks. In this context, a new proposed law has been submitted by the Government to the Parliament. If approved, the new law will review, among others things, the authority and powers of the supervisory authorities.

  Participation in the Share Capital of a Bank

        Pursuant to Section 19 of the Consolidated Banking Law, the Bank of Italy's prior authorization is required in the event that acquisition of shares (together with the shares already held) reaches or exceeds 5% of the voting rights or leads to control over an Italian bank. Prior authorization by the Bank of Italy is also required when the 10%, 15%, 20%, 33% or 50% threshold of voting rights is triggered.

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

        The Bank of Italy may grant its authorization subject to conditions likely to ensure the sound and prudent management of the bank. Persons who, directly or indirectly engage in significant business activity in economic sectors other than banking and finance may not be authorized to acquire shares of a bank which, when added to those already held, would represent more than 15% of the voting rights or control of the bank.

        The Bank of Italy as well as CONSOB (the Italian securities and stock exchange regulator), when the bank is a listed company, must be notified of any agreement, however concluded, which involves an Italian bank or could lead to a joint exercise of voting rights in a bank or in the parent company of such bank.

  Deposit Insurance

        The Interbank Deposit Guarantee Fund (Fondo Interbancario di Tutela dei Depositi) (the "Guarantee Fund"), established in 1987 by the principal Italian banks, protects depositors against the risk of insolvency of a bank and the loss of their deposited funds. Sanpaolo has been a member of the Guarantee Fund since 1987.

        Pursuant to the amended Consolidated Banking Law, enacted in 1996 (pursuant to EU Directive No. 94/19), a bank's membership in the Guarantee Fund is compulsory and must have a minimum coverage of Lit. 200 million (€103,291) per depositor.

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

        Primary capital (Tier I) consists of: paid-in equity capital, retained earnings, funds for general banking risks, and innovative capital instruments such as preferred shares, minus: treasury stock, intangible assets and losses for the preceding and current fiscal years. Innovative capital instruments can be included in Tier I capital only up to 15% of the capital including such instruments. Any amount in excess of that level can be included in supplementary capital as hybrid capital instruments.

        Supplementary capital (Tier II) capital consists of: asset revaluation reserves, general loan loss reserves, hybrid capital instruments and subordinated loans, minus: net unrealized losses from investments in securities. Starting in March 1998, supplemental assets may include 35% of the net unrealized gains on interests in non-banking and non-financial companies listed on a regulated market. Fifty percent of any net losses must be deducted from supplemental assets, as already provided for net losses on securities. Tier II capital cannot exceed Tier I capital. There are also limitations on the maximum amount of certain items of Tier II capital, such as subordinated debt, which may not exceed 50% of Tier I capital.

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

        In January 2001, the Basle Committee published proposals for an overhaul of the existing international capital adequacy standards. The two principal goals of the proposals are:

  •
  to align capital requirements more closely with the underlying risks (introducing, among other things, the possibility to use internal rating systems for credit risk) and

  •
  to introduce a capital charge for operational risk.

        The Basle Committee aims to adopt a new agreement by June 2004, with implementation to take effect in Italy and the other interested countries by the end of 2006. During 2003, Sanpaolo IMI launched the Basle II Project, with the objective of preparing the Group for adoption of the Advanced Approaches from the date the new capital accord comes into effect. (See Item 11. "The Basle II Project" on page 216 below).

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

  •
  commodities positions: refers to the risk of potential losses in commodities positions;

  •
  foreign exchange risk: the risk of incurring losses due to adverse changes in foreign exchange rates.

        In February 2000, the Bank of Italy, pursuant to EU directive 98/31, introduced the possibility (subject to prior authorization) for banks to use their own internal models to calculate capital requirements to cover market risks. The models may use commodity position risk and total portfolio exchange rate risk. In 2000, certain other modifications to the regulatory framework on market risk concerning the calculation of commodity position risk and new methods of valuing options became effective. See Note 18 to the Consolidated Financial Statements on page F-109.

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

        A specific limit applies to loans to companies which are affiliated with banks (i.e., companies in which a bank holds a stake of 20% or more) and to loans to shareholders holding a stake of 15% or more in a bank: these exposures cannot exceed 20% of the bank's own funds as specified by the Bank of Italy regulations.

        In addition, the amount of a bank's large exposures—defined as exposures individually exceeding 10% of the bank's own funds—may not, in the aggregate, exceed eight times the bank's own funds. Under the Bank of Italy's instructions, loans and other exposures are assigned one of four risk weightings (0%, 20%, 50% or 100%), largely depending on the identity of the debtor or guarantor.

        These concentration limits apply to banking groups on a consolidated basis, although the activities of securities dealing firms (società di intermediazione mobiliare, "SIMs") belonging to a banking group are not taken into account in assessing the group's exposures. In addition, banks belonging to a banking group are individually subject to a 40% limit on weighted exposures to a single borrower or group of affiliated borrowers.

        As of December 31, 2003, the Group had three large exposures. See Item 3. "B. Selected Statistical Information—Loan Portfolio—Loans by Category of Borrower" on page 34 above and Note 21 in the Notes to Consolidated Financial Statements on page F-133.

  Equity Investments by Banks

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

        Moreover, equity participations in companies other than banks or financial or insurance companies may not exceed (i) 15% of the bank's consolidated capital (or 7.5% for investments in unlisted companies), (ii) 3% of the bank's consolidated capital for investments in a single company or group of companies, or (iii) 15% of the capital stock of the company whose shares are being acquired by the bank. The limit described in (iii) does not apply if the value of the equity investment and the sum of all the other investments exceeding the 15% owned by the bank, do not exceed 1% of its consolidated capital.

        Higher limits are applied by the Bank of Italy upon request by banche abilitate (authorized banks), which are banks with at least €1 billion in capital and which meet the solvency ratios, and by the so-called banche specializzate (specialized banks), which are banks that collect mainly medium- and long-term funds, take no demand deposits, have capital in excess of €1 billion and meet the solvency ratios. The Bank of Italy has recognized Sanpaolo IMI as a banca abilitata. Therefore, Sanpaolo IMI is empowered to purchase over 15% of the capital of a non-financial company, as long as both the value of the equity investment and the sum of all other investments exceeding the 15% limit do not exceed 2% of its consolidated capital. The aggregate of equity investments in non-financial companies cannot, in any event, exceed 50% of Sanpaolo IMI's consolidated capital (or 25% of its consolidated capital for investments in unlisted companies); investments in a single non-financial company or group of companies may not exceed 6% of the bank's consolidated capital.

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

  Administrative and accounting organization and internal audit

        The Bank of Italy's regulatory supervision has, in recent years, focused on verifying the existence of conditions of efficiency and self-regulation of banking groups. The focus of the Bank of Italy lead Italian banking groups to review their internal controls. The terminology used by the Bank of Italy, "Internal Control System", introduces a strong concept of innovation in the Italian regulatory system: no longer formal controls, but an integration of sub-systems of control which, operating in an integrated manner at all levels throughout the organization, can manage all kinds of risks. In this context, the internal audit department is required to focus on the organization structure. The structure must be designed to evaluate the capacity of the company to reach its given objectives with effectiveness and efficiency. Within Sanpaolo IMI these responsibilities are assigned to the Internal Audit Department which is independent from the operating structures and has free access—within its mandate—to data, archives and company assets. (See Item 6. "C. Board Practices—Internal Audit Department and Comitato Audit" on page 186 below).

  Mandatory Reserves

        The ECB and the Bank of Italy require that banks based in Italy must maintain mandatory cash reserves, directly or indirectly through an intermediary bank, with the Bank of Italy.

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

        The reserve can be amended by banks for the whole amount during a particular month as long as the average amount of the daily balances is not less than the required reserve. The Bank of Italy pays interest on the reserve at the average refinancing rates set by ECB for that month. Sums in excess of the reserve required do not receive interest. In the event of a violation of the requirements of the mandatory reserve, the ECB may impose proportional fines on the bank (or intermediary bank).

  Financial Intermediaries

        The Consolidated Banking Law also governs certain financial activities performed by non-banking entities, which, in order to be allowed to deal with the public, must be enrolled in a general register kept by the UIC. Such regulated financial activities are as follows: acquiring equity investments, granting loans in any form (including leasing activities) and performing payment or brokerage services in foreign currency. Pursuant to Law 130 of April 30, 1999, relating to securitizations, the transferring of assets to special purpose vehicles and the collection of credits and cashier services are to be considered among such regulated financial activities.

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

        The financial intermediaries have also to be enrolled in a special register (provided for in Section 107 of Decree N. 385 of 1993, the "Special Register") maintained by the Bank of Italy, if they meet certain objective criteria, defined by the Ministry of Economy and Finance, and corresponding to the activities they perform, their size, their debt to equity ratio and their internal control system and organization. These intermediaries are subject to the oversight of the Bank of Italy, which, in August 1996, issued regulations concerning various aspects of capital requirements and risk management. Financial intermediaries must also comply with the rules governing the regular and consolidated annual financial statements of banks.

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

        In 1998, the regulations introduced by the Eurosim Law were reorganized within the framework of the Consolidated Securities Law. The Consolidated Securities Law contains rules concerning the prudential supervision applicable to intermediaries that provide investment services (including the requirement to use guarantee systems as protection against crises) and to intermediaries that offer collective investment management services (mutual funds and open-end investments companies). Other sections of the Consolidated Securities Law concern standards for organization and management of financial markets, centralized management of financial instruments, methods for soliciting investments and corporate governance of companies that have listed securities.

  Regulated Markets

        The organization and management of Italy's regulated markets is reserved to joint stock corporations: Borsa Italiana S.p.A., runs the Milan stock exchange, (which includes, the electronic equity market "MTA" or "telematico", (which is subdivided among the Blue Chip, Star and Ordinary segments), Nuovo Mercato and Mercato Expandi, the Securities Derivatives Market (SeDeX), the Italian Derivatives Market (IDEM), the After Hours Market (TAH), the MTF (which is a segment of the MTA dedicated to funds) and the Fixed Income Market (MOT and EuroMOT). All the Italian regulated markets are entered into a list kept by CONSOB. CONSOB continues to exercise supervisory control over listed companies, intermediaries and the markets, as well as the correctness and intelligibility of the information required of companies issuing listed securities and other forms of solicitation relating to securities. CONSOB is also empowered to verify compliance with the legislation regarding insider trading and to report infringements to the public prosecutors.

  Intermediaries

        Securities market participants in Italy include (subject to partially different conditions) investment firms such as SIMs, financial intermediaries the persons entered in the Special Register and banks. These intermediaries are regulated by CONSOB and the Bank of Italy, and have to observe prudential regulations governing, among other matters, the professional brokerage of and dealing in securities, underwriting, asset management, retail distribution of securities and advisory services regarding investments in securities.

  Mutual Funds

        The marketing, promotion, organization and ownership of mutual funds and the management of SICAVs (even if established by third parties) are reserved for a specific category of authorized intermediaries, SGR (società di gestione del risparmio) and SICAV (società di investimento a capitale variabile). The rules concerning the investment limits of mutual funds, with respect to single sectors or companies and overall minimum portfolio diversification, are set by the Ministry of Economy and Finance. The reform introduced by the Consolidated Securities Law allows SGRs, supervised by the Bank of Italy for those aspects concerning financial stability and risk management policies, to operate in the sector of asset management.

  Corporate Governance

        A specific section of the Consolidated Securities Law is devoted to the corporate governance of listed companies. This section contains, among others, new provisions concerning both voluntary and mandatory tender offers; in particular, the disclosure of interests held by the shareholders, of interlocking interests and of shareholder agreements was made more stringent. The board of statutory auditors was given broader powers to examine the management of the company, and further measures to protect minority shareholders were added. The Consolidated Securities Law introduced a special system for the voting of proxies at the shareholders' meetings of listed companies and for the solicitation and collection of such proxies; CONSOB regulations specify the methods and procedures.

        In 1999, a committee, coordinated by the Chairman of Borsa Italiana (the "Committee") and composed of representatives of Italian banks, industries, insurance companies and associations of issuers and investors, prepared a Code of Self-Regulation (the "Code"), a model of corporate governance that emphasizes the role and the responsibilities of the board of directors and ensures a balanced division of power among the executive and non-executive members of the board of directors, the auditing department and the relation with all the shareholders.

        The importance of the Code, whose application is voluntary, was immediately acquired by the market. The board of directors of Sanpaolo IMI adhered to the Code in 2000. Borsa Italiana currently requires all companies applying for listing on MTA to submit a statement comparing their corporate governance model to the model of the Code. In 2002, the Committee revised the Code to reinforce the independence of the non-executive members of the board of directors, the correct handling of confidential information, the responsibility of the board of directors for the internal control system and the compliance with criteria of substantial and procedural fairness with reference to the transactions with related parties.

        Moreover, in January 2003, the Italian Government approved a reform of corporate law (the "Reform"), governing limited liability and joint-stock companies and co-operatives. The Reform, whose provisions became part of the Italian Civil Code, introduced more flexible corporate models and rules. The Reform became effective on January 1, 2004. Provisional regulations were enacted to allow companies to gradually conform to the Reform. Full compliance with the Reform will be required by September 30, 2004.

        The main innovations introduced by the Reform with regard to companies relate to their corporate governance. Together with the "ordinary" system, which is the current organizational structure which entails management and supervisory bodies (the board of directors or sole director and the board of statutory auditors), the new rules provide for two other models; the "single" system and the "dual" system. Each company will be able to elect which corporate governance system, among those listed below, it wants to implement.

        The Legislative Decree No.37/04, approved on February 6, 2004, modified the Consolidated Banking Law and the Consolidated Securities Law to coordinate their provisions on banks and listed companies with the provisions of the Reform. The amendments to the Consolidated Banking Law and the Consolidated Securities Law include, among others, amendments relating to the duties and responsibilities of the administrative and supervisory bodies of the companies which adopted the new models of governance.

        The following are the three models of governance which companies are able to adopt pursuant to the Reform:

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

        Sanpaolo IMI—whose corporate governance framework reflects the mandatory provisions of Italian corporate law and securities laws—has decided to maintain the "ordinary" system. The organizational structure of the Bank is based on:

  •
  the Board of Directors, which is responsible for the strategic direction of the Group and its ordinary and extraordinary administration (except for those powers expressly attributed to the exclusive responsibility of the Shareholders' Meeting) and which consists of executive and non executive Directors;

  •
  the Technical Committees (among which are the Remuneration Committee and the Ethical Committee), consisting of Directors, as well as consultative and management functions designed to support the Board of Directors; and

  •
  the board of Statutory Auditors (see Item 6. "A. Directors and Senior Management" on page 172 below).

        Due to its listing on MTA in Milan and on the New York Stock Exchange (NYSE), since 1988, Sanpaolo IMI has progressively improved its provisions on corporate governance, in order to observe the mandatory provisions of Italian corporate and securities law and to comply with U.S. regulations applicable to foreign issuers.

        As a result, its framework is similar in many respects to, and provides investor protections that are comparable with, the corresponding rules of the New York Stock Exchange. Nevertheless important differences remain and, as required by the NYSE, we provide below a brief summary of the significant differences between our corporate governance as an issuer incorporated in Italy and that of a NYSE-listed company incorporated in a state of the United States.

        Independent Directors.    Under NYSE listing rules applicable to US companies, independent directors must comprise a majority of the board of directors. As of April 29, 2004, with the election of a new Board of Directors, Sanpaolo IMI's Board currently has 8 independent Directors (out of a total of 17 Directors), who are considered "Independent". The status of such Director as "independent" has been evaluated by the Board of Directors in accordance with the provisions of the Code.

        Non-management Directors Meetings.    Pursuant to NYSE listing standards, non-management directors must meet on a regular basis without management present and independent directors must meet separately at least once per year, while there are no corresponding provisions under Italian rules and Sanpaolo IMI has not provided for such meetings.

        Nominating/Corporate Governance Committee.    Under NYSE standards, U.S. companies listed on the NYSE are required to have a nominating/corporate governance committee composed entirely of independent directors, with the main purpose of identifying individuals qualified to become board members and develop and recommend to the board a set of corporate governance principles. Sanpaolo IMI does not have such a "nominating committee", and the nominations of the Directors is based on the proposals presented by the shareholders, who are not obliged to give advance notice of the candidates they intend to nominate. A voting list is not envisaged for the nomination of the Board of Directors.

        Compensation Committee.    Under NYSE standards, U.S.companies listed on the NYSE are required to establish a compensation committee composed entirely of independent directors. In addition to the review and approval of corporate goals relevant to CEO compensation and evaluation of the CEO performance in light of those given, this committee must determine and approve the CEO's compensation and make recommendations to the Board of Directors with respect to non-CEO compensation, incentive-compensation plans and equity-based plans. In accordance with Sanpaolo IMI's by-laws, the Shareholders' meeting determines the remuneration of non-managing Directors, while the Board of Directors determines the remuneration of the Chairman and the managing Directors. Such determination is made after consultation with the Remuneration Committee, which is a technical committee for remuneration and personnel policies (See Item 6. "A. Directors and Senior Management" on page 172 below).

  Disclosure Committee

        It is Sanpaolo IMI's policy to assure an accurate, complete, timely and correct disclosure to shareholders, holders of financial instruments issued by Sanpaolo IMI, and as required by the applicable laws and regulations. To that end, Sanpaolo IMI in 2003 constituted a Disclosure Committee, consisting of such members of senior management as the Head of Finance, the Head of General Affairs and Legal Department, and the Head of Audit, as well as other officers of the Group. The role of the Disclosure Committee generally is to assist the Managing Director, the Chief Financial Officer and the Board of Directors of Sanpaolo IMI in carrying out their duties and responsibilities in connection with the Group's compliance with its reporting and disclosure obligations.

        Audit Committee.    U.S.companies listed on the NYSE are required to establish an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act. In particular, the audit committee must have a minimum of three members—at least one of which with accounting or related financial expertise—and all such members must satisfy prescribed requirements for independence.

Among others, this committee (whose purpose must be addressed in a written charter) should have the responsibility for: (i) assisting the Board of Directors to oversight the integrity of the company's financial statements and compliance with legal and regulatory requirements; (ii) the appointment, compensation, retention, oversight of the external auditors; (iii) assisting the Board to monitor the independent auditor qualifications and independence and the performance of the company's internal audit department and independent auditors; (iv) at least annually, obtain and review a report by the independent auditor describing any material issues raised by the most recent internal quality-control review; (v) discuss with management and the independent auditor the Company's annual audited financial statements and discuss policies with respect to risk assessment and risk management; (vi) establishing procedures for the receipt and treatment of complaints regarding accounting, internal accounting controls, or auditing matters.

        Pursuant to mandatory Italian laws and regulations, Sanpaolo IMI is required to have in place a Collegio Sindacale (Board of Statutory Auditors, see Item 6. "A. Directors and Senior Management" on page 172 below) which is required to exercise a specific control function and which, as permitted by Rule 10A-3 under the Exchange Act, is performing the function of the "Audit Committee". According to Italian corporate law, the Board of Statutory Auditors must be composed of independent outsiders (neither directors, nor their family members, executive officers nor employees) who met certain integrity and experience requirements under applicable regulations. Depending on the total number of Statutory Auditors (a minimum of three), one or two must be a financial expert (chartered accountants or equivalent) and one or two must be elected by minority shareholders. In particular, the Board of Statutory Auditors must monitor the management of the Company and its compliance with laws, regulations and with company by-laws. It must also assess and monitor the adequacy of the company's corporate structure for matters within the Board of Statutory Auditors' authority, its internal controls, its administrative and accounting systems, and its disclosure procedures, and has the obligation to report any irregularities to CONSOB, the Bank of Italy and the shareholders meeting called to approve the company's financial statements. There are regular, continuous contacts between the Internal Audit Department (as described in Item 6. "C. Board Practices—Internal Audit Department and the Comitato Audit" on page 186 below). There is also a constant flow of information and cooperation between the Internal Audit Department and the Board of Statutory Auditors, through periodical reports by the head of the Internal Audit Department on the Department's' activities. Moreover, the principal accountants of Sanpaolo IMI are appointed by the general shareholders' meeting based on the opinion of the Board of Statutory Auditors. Thanks to Sanpaolo IMI's own policies, all other engagements of principal accountants must be pre-approved by the Board of Statutory Auditors or have to be compliant to the adopted rules and procedures (See Item 16. C. "Principal Accountant Fees and Services" on page 227 below).

        Adoption and Disclosure of Corporate Governance Guidelines.    U.S.companies listed on the NYSE are required to adopt and disclose corporate governance guidelines. Such disclosures are included in this 20-F and English translations of the Sanpaolo IMI's corporate governance policies can be found on Sanpaolo IMI's website: www.sanpaoloimi.com under "corporate governance".

        Code of business conduct and ethics.    NYSE listing standards require U.S.companies to adopt a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. The code should provide for the reporting of violations of its provisions or of laws and regulations. Sanpaolo IMI has adopted such a Code. (See Item 16. B. "Code of Ethics" on page 226 below).

        Annual Certification by the Chief Executive Officer. A chief executive officer of a U.S.company listed on the NYSE must annually certify that he or she is not aware of any violation by the company of NYSE corporate governance standards. In accordance with NYSE listing rules applicable to foreign private issuers, Sanpaolo IMI is not required to provide the NYSE with this annual compliance certification. However, in accordance with rules applicable to both U.S. companies and foreign private issuers, the Chairman of the Board of Directors is required to promptly notify the NYSE in writing after any executive officer becomes aware of any material non-compliance with the NYSE corporate governance standards applicable to Sanpaolo IMI.

        In more general terms, Sanpaolo IMI's corporate governance system is based on transparent and rigorous rules governing the role of managing and control structures, conflicts of interest, effective internal controls and correct relations with shareholders. Further information is detailed in the following documents (all available in the English language version on the website: www.sanpaoloimi.com, under Investor Relations):

  •
  the "Ethical Code"

  •
  the "Report on the corporate governance system and adherence to the Code of Self Discipline of Quoted Companies"

  •
  the "Code of Behavior of relevant persons and Sanpaolo IMI for transactions concerning quoted financial instruments of the group and communication to the market".

        The documents mentioned above are reviewed regularly and updated to reflect legislative and regulatory developments and changes in operational practice.

D. Organizational Structure

        See Item 4. "C. Business Overview" on page 76 above.

E. Property, Plants and Equipment

        Sanpaolo IMI owns the headquarters buildings of the Sanpaolo IMI Group, located in Turin, and secondary offices located in Rome and in Bologna. In addition, Sanpaolo IMI owns or leases other properties in Italy and abroad which are used for Group operations or leased to third parties.

        Sanpaolo IMI has conducted an audit of any environmental issues that may affect the use of its assets. Full details of this analysis are published in its "Social Report" (Bilancio Sociale) which is available in English. The Social Report considers direct environmental impact (energy consumption, recyclable publication expenses, waste disposal, atmospheric emissions and water consumption) and indirect impact (financings of environmentally sensitive projects and ethical investment funds).

        Management believes that Sanpaolo IMI is compliant with all relevant environmental standards in Italy and abroad and pursues a policy of adherence to best international practices.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        The following discussion is based on and should be read in conjunction with, the Consolidated Financial Statements included in this report, which have been prepared in accordance with Italian GAAP. Italian GAAP differs in certain significant respects from U.S. GAAP. For a summary of the significant differences between Italian GAAP and U.S. GAAP, see Note 31 to the Consolidated Financial Statements on page F-176. The Consolidated Financial Statements have not been reclassified in order to comply with the format required for the consolidated statements of income and balance sheets of bank holding companies pursuant to Regulation S-X under the U.S. securities laws, but have been presented in the same format as that used in the consolidated financial statements included in our annual report to shareholders prepared pursuant to Italian law (which we refer to as our Italian annual report).

Presentation of Results

        In the discussion that follows, for each of the financial years ended December 31, 2003 and December 31, 2002, we review:

  •
  the audited, consolidated statement of income for the year, comparing the results for each line item with those of the audited, consolidated statement of income for the preceding year;

  •
  a comparison between the unaudited, reclassified statement of income for the year and the unaudited, reclassified statement of income for the preceding year; and

  •
  in each such comparison, an additional comparison between the audited or reclassified consolidated statement of income for the year, as applicable, and the unaudited, pro forma consolidated statement of income for the preceding year.

        We also discuss our operating results broken down by the Business Sectors identified in Item 4. "C. Business Overview" on page 76 above.

        The reclassified income statements presented in this discussion are derived from and reconciled to the audited income statements, and are prepared consistently with and as authorized by Italian law and regulations. With two main exceptions, the differences between our audited and reclassified income statements are formatting and presentation differences. The two main exceptions relate to the reclassification of certain income and expense amounts with respect to our securities dealing and merchant banking activities to line items that we believe are more closely related to such activities. For a fuller explanation, see Item 3. "B. Selected Financial Data—Reconciliation Between Audited and Reclassified Income Statements" on page 14 above. The reclassified income statements also form the basis of management's discussion and analysis of operating results in our Italian annual report.

        The pro forma income statements presented in this discussion were neither required to be, nor were, prepared in accordance with Article 11 of Regulation S-X under the U.S. securities laws. They were prepared pursuant to and in accordance with Italian law and regulations and are reconciled to the audited and reclassified income statements as shown in "Explanatory Notes to the Pro Forma Income Statements" at page 150 below. In effect, each pro forma income statement was prepared as if the changes in the scope of consolidation that occurred in the succeeding financial year had occurred in the financial year presented in the pro forma income statement. This allows the results of each financial year to be compared with the results of the preceding financial year as if the scope of consolidation of the preceding financial year had been the same. For this reason, management believes the pro forma results for the years ended December 31, 2002 and December 31, 2001 are meaningful in showing the trends underlying Sanpaolo IMI's results in, respectively, 2003 and 2002. The pro forma income statements also form the basis of the preceding year's income statement in management's discussion and analysis of operating results in our Italian annual report.

        Our Consolidated Financial Statements included in this report do not present a breakdown of operating results by Business Sector, as there is no such requirement under Italian law or Italian GAAP and thus no Italian accounting principle applicable to segment reporting. Management does not prepare operating results by Business Sector derived from our Consolidated Financial Statements for any purpose. However, for purposes of strategic and operational planning, management prepares reclassified income statements broken down by Business Sector. These Business Sector income statements reflect the organizational structure of the Group and are based on the reclassified income statements that form the basis of management's discussion and analysis of operating results in our Italian annual report. Consequently, the discussion of our operating results by Business Sector in this report is based solely on our reclassified income statements. See "A. Results of Operations by Business Sector for the Three Years Ended December 31, 2003" on page 103 below.

General Factors Affecting Sanpaolo IMI's Business

  The International Economy

        Despite the fact that economic developments in the first half of 2003 failed to live up to expectations, as a result of geo-political tensions connected with the Iraqi conflict, the performance of the world economy strengthened in the second half of the year. Led by the United States and China, the cyclical recovery broadened to Japan and the main emerging markets, albeit inconsistently. On the other hand, the economies of the Eurozone in general, and the Italian economy in particular showed no clear signs of a solid economic upturn.

        In the United States, GDP increased by 3.1% in 2003, due to an acceleration in the second half of the year which led the growth rate close to its potential level. The resilience of personal consumption was joined by a positive trend in gross fixed investments and exports. Domestic and foreign demand benefited, on the one hand, from particularly expansionary monetary and fiscal policies and, on the other, from a significant depreciation in the value of the dollar. Notwithstanding the cyclical momentum of economic growth, inflation in the United States continued its downward trend, reaching an annual average of 2.3%.

        The recovery in U.S. manufacturing activity, however, was not followed by a rise in employment, nor by a reduction of the domestic and international financial deficits. The creation of new jobs has so far been clearly lower than in previous phases of economic recovery. Furthermore, the improvement of the financial deficit of the private sector has been counter-balanced by a deterioration in the public sector deficit. The international trade deficit has grown larger.

  The Euro Zone and the Italian Economy

        In 2003, economic growth in the Euro zone was fairly disappointing, largely flat in the first half of the year with only a slight improvement in the second half. GDP growth of 0.4%, compared to 0.8% in 2002, was lower than expected, due to the persistent weakness of domestic demand, especially in the first half of the year. In the second half of the year, the strong rebound in global trade led to an increase in exports that in turn sustained the recovery in manufacturing activities; confidence indicators improved and industrial production showed a slight increase of 0.4%. However, from November 2003, the significant appreciation of the euro against the dollar began to have a negative impact on exports.

        Inflation in the Euro zone in 2003 increased only slightly to an average annual rate of 2.1%. The rise in the value of the euro contributed to containing the inflationary pressures generated by price increases in food and energy during the second half of the year. Improved expectations regarding inflation did, however, facilitate the expansionary stance of the European Central Bank (ECB). The policy interest rate in the first half of the year was reduced, in two steps, by 75 basis points, to 2% in June 2003.

        Growth and inflation showed different trends in the various economies of the Euro zone. In 2003, the German economy slipped into recession with a real decrease of 0.1% in GDP, partly offset at the end of the year by a recovery in industrial activity. Inflation rose by 1%. In France, despite the support offered by growth in public expenditure, especially in the second half of the year, GDP grew in real terms by just 0.2%, while the inflation rate was 2.2%. The difficult economic situation negatively affected the public balance of payments of all major Euro zone countries. In Germany and France, for the second consecutive year, the deficit/GDP ratio exceeded the 3% limit set by the Maastricht Treaty.

        Economic growth of 0.3% in Italy was slightly lower than the Euro zone average. Industrial production fell again by 0.4%, primarily due to the crisis in the manufacturing sector (-1.5%). Aggregate demand, especially investments and spending on durable goods, remained weak. At the same time, Italy's share of international trade fell as a result of the decrease in demand from Italy's main export markets and a decrease in demand for products of specialized sectors. Moreover, the significant appreciation of the euro favored a highly competitive international environment. The sectors which suffered the most were leather goods and footwear, textiles, clothing, transport and electronics. The sector which showed the most growth was the construction sector.

        Difficult economic conditions also weighed heavily on Italy's public balance of payments: government net debt, while remaining below 3% of GDP, failed to meet the target of the Stability Pact signed by the Euro zone members at the end of 2002, increasing to 2.4% of GDP. Government debt as a percentage of GDP continues to fall, however, reaching approximately 106% at the end of 2003.

        Inflation in Italy was higher than the Euro zone average, with the average annual rate reaching 2.7%.

  The Italian Banking Sector

        Despite modest economic growth in Italy, the aggregate amount of loans by banks in 2003 increased by approximately 6%, confirming the trend shown in 2002. The general trend was sustained by a 13% increase in medium- and long-term funding in 2003, compared to an increase of 11.5% in 2002, partially offset by a 1.7% decrease in short-term loans compared to a 0.3% increase in 2002. The evolution of these two components reflected the continuing structural trend to extend the maturity of banking loans.

        The fall in interest rates for new loans stimulated the demand for retail loans, resulting in a 10.2% gross increase (including non-performing loans), primarily in residential mortgages (22.1% increase) and consumer credit (15.7% increase). Loans to non-financial businesses showed a gross increase of 6.9% (including non-performing loans), primarily in the service, construction and public works sectors.

        The prolonged weakness of the manufacturing sector triggered a slight deterioration of the credit quality of Italian bank loans as a whole in the second half of the year. This trend was exacerbated by the crisis suffered by certain Italian corporations, including Parmalat. In Italy as a whole, net non-performing loans increased to 2.2% of loans at the end of 2003.

        Bank deposits increased by 5.2% in 2003 compared to 4.4% in 2002, due to the general increase in all the main forms of funding. Total deposits increased by 2.5% in 2003, primarily due to a 6.3% increase in current accounts, resulting from the high demand for liquidity typically associated with weak phases in the economic cycle. However, total deposits were adversely affected by a 16.1% decrease in certificates of deposit and a 12.7% decrease in repurchase agreements. Bank bonds increased by 8.6% in 2003, while external liabilities, which had collapsed in 2002, increased by 7.2%.

        The decline in benchmark interest rates in the first half of 2003 led to a decrease in banking interest rates, which continued throughout the year. In December 2003, the short-term spread fell to 3.9%, a reduction of approximately 50 basis points compared to December 2002, as a result of an approximately 100 basis point decrease in the average interest rate on short-term loans. This decrease was approximately twice as large as the decrease in the average rate on current accounts.

  The International and Italian Equity Markets

        After a disappointing first quarter of 2003, the international equity markets increased during the rest of the year, due to the rapid military solution of the conflict in Iraq, signs of economic recovery in the major economies, and the positive trend in corporate profits. The increase in share prices also benefited from further cuts to the prime interest rates by the Federal Reserve Bank and the ECB.

        The main international share indices ended 2003 showing significant increases, following three years of considerable losses. In 2003, the S&P500 increased 26.4%, the Nikkei 24.5%, the DJ Euro Stoxx 18.1% and the Mibtel 13.9%. In terms of sectors, the technology indices showed the highest increases, with the Nasdaq rising by 50%. In the Euro zone, apart from the technology sector, the share indices of the banking, industrial and telecommunications sectors showed the largest increases.

        As a result of the recovery in share prices, the stock market capitalization of Italian companies listed on domestic exchanges rose to €487 billion (37.6% of GDP) in 2003 from €458 billion (36.4% of GDP) in 2002, although the number of new companies listed fell to four (compared to six in 2002). Capital raised through public offerings in 2003 amounted to €2.8 billion compared to €2.9 billion in 2002, on the basis of six transactions compared to the nine transactions that were completed during 2002. The total funds raised by listed companies through capital increases were €9.8 billion (compared to €3.7 billion in 2002), based on 28 transactions (compared to 18 in 2002). The average daily value of shares traded rose to €2.7 billion in 2003, compared to €2.5 billion in 2002.

  The Italian Asset Management Sector

        In 2003, the asset management business benefited from the increasing stability in major financial markets. The improved performance of the stock market led to a significant increase in the value of funds managed by Italian brokers, including mutual funds and portfolio management, with the amount outstanding increasing by 7.6% to €762 billion compared with 2002.

        Net inflows in 2003 amounted to €25.2 billion, a level which had not been reached since 2000. Net inflows of capital were directed primarily to low-risk investments, such as liquidity and bond funds. Equity funds only benefited from net inflows in the second half of 2003, reflecting the recovery of share prices.

        Assets under management in the life insurance sector experienced strong growth in 2003, with preliminary estimates at the end of 2003 showing technical reserves increasing by 16% compared to year-end 2002, a growth rate largely in line with that of 2002.

A. Results of Operations for the Three Years Ended December 31, 2003

1. Changes in the Scope of Consolidation

        Our results of operations fully consolidate all Italian and foreign subsidiaries engaged in banking, finance or related activities in which we hold, directly or indirectly, more than 50% of the voting rights or which we otherwise control, with the exception of certain minor subsidiaries not material to us, or which are subject to liquidation proceedings or agreements for their disposal. The scope of full consolidation also excludes SGA, the company that acquired the non-performing loans of the former Banco di Napoli. See Note 19 to the Consolidated Financial Statements on page F-117 below.

        All Italian and foreign subsidiaries engaged in banking, finance or related activities which we jointly control with other shareholders are accounted for under the proportional method. Under this method, our proportional share of the results of operations, assets and liabilities of such entities is included in our financial statements.

        Other entities not engaged in banking, finance or related activities, or in which we exercise significant influence by holding, directly or directly, between 20% and 50% of the voting rights, are accounted for under the equity method. In addition, in accordance with Bank of Italy regulations, all Italian and foreign subsidiaries engaged in insurance-related activities are consolidated under the equity method, independently of the percentage of the Group's equity interests in such subsidiary. Under this method, our equity in the earnings of such entities (i.e., our proportional share in their profits or losses) is included in our financial statements.

        For a more detailed explanation of the basis on which we consolidate our subsidiaries and other entities, see Note 2 "Scope of Consolidation" in our Consolidated Financial Statements on page F-7 below.

  2003 Compared with 2002

        The main changes in the scope of consolidation in 2003 compared with the year ended December 31, 2002 were:

        First, the full consolidation in the 2003 financial statements of the following companies, which had been consolidated under the equity method in the 2002 financial statements:

  •
  Eptaconsors S.p.A. ("Eptaconsors") and its subsidiaries, following the increase in the equity interest held by the Group which, in the first half of 2003, rose from 40.48% to 100%. In the fourth quarter of 2003, Eptaconsors and its subsidiary, Eptasim S.p.A., were merged into Invesp S.p.A;

  •
  Inter-Europa Bank RT and its principal subsidiaries, following the increase in the equity interest held by the Group in 2003 from 32.51% to 85.87%; and

        Second, the proportional consolidation in the 2003 financial statements of Cassa dei Risparmi di Forlì S.p.A. ("Cassa dei Risparmi di Forlì"), following the acquisition of joint control by the Parent Bank, which, in May 2003, increased its equity interest from 21.02% to 29.77%. In the 2002 financial statements, Cassa dei Risparmi di Forlì had been consolidated under the equity method.

        Third, the consolidation under the equity method in the 2003 financial statements of the following companies, which had been fully consolidated in the 2002 financial statements:

  •
  IW Bank S.p.A., following the disposal at the beginning of 2003 of the 80% equity interest previously held by Banca IMI; and

  •
  Banque Sanpaolo S.A. and its subsidiaries, following the disposal in December 2003 of a 60% equity interest previously held by the Parent Bank.

        Fourth, the consolidation under the equity method in the 2003 financial statements of Finconsumo Banca S.p.A. ("Finconsumo"), as a result of the entry into a sale agreement and termination of joint control by the Parent Bank, after which a 20% equity interest was sold. In the 2002 financial statements, Finconsumo had been fully consolidated.

        Fifth, Synesis Finanziaria S.p.A., the holding company of FIDIS Retail Italia, was included in the scope of consolidation for the first time in 2003, under the equity method, following the Group's acquisition of a 25% equity interest.

  2002 Compared with 2001

        The main changes in the scope of consolidation compared with the year ended December 31, 2001 were:

        First, the full consolidation in the 2002 financial statements of the following companies, which had been consolidated under the equity method in the 2001 financial statements:

  •
  the former Cardine Group companies, following the merger by incorporation of the Cardine Banca parent bank into Sanpaolo IMI; and

  •
  FIN.OPI S.p.A. (formerly Compagnia di San Paolo Investmenti Patrimoniali S.p.A.), following the acquisition of 100% of the equity interest by Banca OPI.

        Second, the proportional consolidation in the 2002 financial statements of Banka Koper, following the acquisition of joint control through the increase in the equity interest held by the Parent Bank.

2. Year Ended December 31, 2003 Compared with Year Ended December 31, 2002

        The numbers to the left of the line items in the tables contained in the following sections refer to the statutory classification for the audited consolidated statement of income under Italian GAAP except for items 10.a), 30.c), 30.d), 60.a), 70.a), 70.b), 90.a), 90.b), 110.a) and 110.b), which reflect management's reclassification of the results of operations of the Group. Certain numbers in the tables reflect rounding used in the reclassification of the audited consolidated statement of income, and may differ slightly from the corresponding numbers in the audited consolidated statement of income.

  Overview

        For the year ended December 31 2003, the Group's results showed an improvement in income margins and less vulnerability to the decrease in interest rates and to market volatility.

        The positive trend in operating revenues and cost containment efforts, together with the writebacks and profits from the investment portfolio, more than offset the adverse impact of adjustments to loans and extraordinary expenses linked with staff leaving incentives. Net income for the year, amounting to €972 million, increased by 9.3% compared with 2002 and exceeded the plan, confirming the growth forecast in the 2003-2005 Plan.

        For the year ended December 31, 2003, Return on Equity ("RoE"), representing net income after minority interests as a percentage of monthly average shareholders' equity, increased to 9.0% from 8.3% in 2002.

  Net Interest Income

        The following tables set forth the Group's net interest income for the years ended December 31, 2003, 2002 and 2002 pro forma, based on its audited and reclassified income statements.

  Audited Consolidated Statement of Income

		2003	2002	2002 pro forma	% 2003/2002
		(millions of €)		(unaudited)
10.	Interest income and similar revenues	7,443	8,693	8,455	(14.4)
20.	Interest expense and similar charges	(3,701)	(4,955)	(4,837)	(25.3)

		3,742	3,738	3,618	0.1

        In 2003, the difference between interest income and interest expenses, which we refer to as net interest income, remained virtually flat, amounting to €3,742 million compared with €3,738 million in

2002, due to changes in the scope of consolidation. Excluding the impact of such changes, as shown by a comparison with net interest income for 2002 on a pro forma basis, net interest income increased by 3.4% from €3,618 million.

        Net interest income in 2003 was also positively affected by the results of Banca IMI, which showed positive net interest income of €26 million, a 174.3% increase compared with negative net interest income of €(35) million in 2002. This increase was primarily due to a reduction in Banca IMI's financing needs, attributable primarily to a decrease in its arbitrage activities with respect to equities as a result of changed market conditions. Banca IMI's net interest income is related to securities dealing activities rather than banking activities. Management believes that excluding the impact of Banca IMI's net interest income is helpful to a better understanding of the components of and reasons for the year-on-year changes in net interest income from the Group's banking activities. See Item 3. "Selected Financial Data—Reconciliation Between Audited and Reclassified Income Statements" on page 14 above.

        Excluding Banca IMI's net interest income, as shown in our reclassified income statement discussed below, the Group's net interest income in 2003 was €3,716 million, a 1.5% decrease compared with €3,773 million in 2002. This decrease was due to the changes in the scope of consolidation. Excluding the impact of such changes, as shown by a comparison with reclassified net interest income for 2002 on a pro forma basis, net interest income in 2003 showed an increase of €63 million, or 1.7%, from €3,653 million. This increase in net interest income compared with 2002 on a pro forma basis was due to the net effect of changes in the average balances of interest-earning assets and interest-bearing liabilities, which increased net interest income by €133 million, partially offset by the net effect of changes in the average yield, which reduced net interest income by €70 million.

        Both components of net interest income, interest income and interest expense, decreased in 2003 compared with 2002. Interest income decreased by 14.4% to €7,443 million from €8,693 million, and interest expense decreased by 25.3% to €3,701 million from €4,955 million. Both decreases were primarily due to a decrease in interest rates. To a much lesser extent, the decreases were attributable to the changes in the scope of consolidation. Excluding the impact of such changes, as shown by a comparison with 2002 on a pro forma basis, interest income in 2003 decreased by 12.0% from €8,455 million and interest expense in 2003 decreased by 23.5% from €4,837 million.

        The interest rate that serves as the benchmark for short-term loans, the three-month Euribor rate, decreased from 2.96% in December 2002 to 2.15% in December 2003 and, averaged over the year, decreased from an average rate of 3.32% in 2002 to 2.33% in 2003. This decrease was reflected in the average yield on the Group's interest-earning assets and the average cost of interest-bearing liabilities in 2003, which, excluding the average balances and interest income and expense of Banca IMI, were 4.53% and 2.20%, respectively. The average spread of 2.33% represented a slight decrease in the average spread of 2.36% in 2002 and 2002 on a pro forma basis. Customer transactions, which refer to loans to customers, customer deposits and senior debt securities issued by the Group, generated an average spread of 3.14% compared with 3.04% in 2002 and in 2002 on a pro forma basis.

        Excluding Banca IMI, the average balance of the Group's interest-earning assets increased by €1,941 million, or 1.3%, compared with 2002, due to the changes in the scope of consolidation. Excluding the impact of such changes, as shown by a comparison with the average balance of interest-earning assets for 2002 on a pro forma basis, interest-earning assets increased by 4.5% to €155,977 million from €149,297 million. This overall increase was due to a 2.9% increase in loans to customers, primarily due to an increase in medium-and long-term loans attributable primarily to lower interest rates; an 80% increase in reverse repurchase agreements; and a 13.6% increase in interbank deposits and loans to credit institutions; and was partially offset by a 10.5% decrease in the securities held by the Group, as a result of measures to rationalize the Group's portfolio; and a 43.3% decrease in the receivable from SGA, relating to the former Banco di Napoli's non-performing loans. For an explanation of the receivable from SGA, see Note 19 to the Consolidated Financial Statements at page F-117 below.

        Excluding Banca IMI, the average balance of the Group's interest-bearing liabilities increased by €2,936 million, or 2.0%, compared with 2002. This result was affected by the changes in the scope of consolidation. Excluding the impact of such changes, as shown by a comparison with the average balance of interest-bearing liabilities for 2002 on a pro forma basis, interest-bearing liabilities increased by 5.2% to €152,223 million from €144,687 million. This overall increase was due to a 28.6% increase in interbank deposits and debt from credit institutions; a 28.6% increase in repurchase agreements; a 2.9% increase in customer deposits; and an 8.5% increase in the Group's subordinated debt; and was partially offset by a 5.8% decrease in senior debt securities issued by the Group.

        Excluding Banca IMI, the difference between the average balance of non-interest-earning assets on the one hand and the average balance of non-interest-bearing liabilities and shareholders' equity on the other hand, which we refer to as the fund imbalance, decreased from €4,749 million in 2002 to €3,754 million in 2003, a decrease of €995 million. Excluding the impact of the changes in the scope of consolidation, as shown by a comparison with 2002 on a pro forma basis, the fund imbalance decreased from €4,610 million in 2002, a decrease of €856 million. The effect of this decrease was to reduce the amount of non-interest-bearing liabilities available to fund interest-earning assets, which adversely affected our net interest income.

  Reclassified Consolidated Statement of Income

		2003	2002	2002 pro forma	% 2003/2002
		(millions of €)		(unaudited)
10.	Interest income and similar revenues	7,443	8,693	8,455	(14.4)
30.c)	Dividends from equity investments under 20% of stake, treated as interest	—	—	—	—
10.a)	Interest margin of Banca IMI Group(1)	(26)	35	35	(174.3)
20.	Interest expense and similar charges	(3,701)	(4,955)	(4,837)	(25.3)

	Net interest income	3,716	3,773	3,653	(1.5)

(1)
Reclassification of (positive)/negative net interest income of Banca IMI Group to "Profits (losses) on financial transactions and investment income" as it is related to securities dealing activities rather than banking activities.

        On the basis of the reclassified income statement, in 2003, net interest income decreased by 1.5% from €3,773 million in 2002 to €3,716 million. This was primarily due to changes in the scope of consolidation. Excluding the impact of such changes, as shown by a comparison with net interest income for 2002 on a pro forma basis, net interest income increased by 1.7% from €3,653 million. The components of and reasons for this increase in net interest income are the same as described under our audited income statement above.

  Average Balances and Interest Rates

        The following tables show average balances and interest rates for the Group for the years ended December 31, 2003, 2002 and 2002 pro forma, based on its reclassified financial statements.

        For purposes of these tables, (i) average balances have been determined based on daily figures for interest-earning assets and interest-bearing liabilities of Sanpaolo IMI, Sanpaolo Banco di Napoli S.p.A., Banca Fideuram S.p.A. ("Banca Fideuram"), Banca Opi S.p.A. ("Banca Opi"), Banca Popolare dell' Adriatico S.p.A., Cassa di Risparmio di Padova e Rovigo S.p.A., Cassa di Risparmio di Venezia

S.p.A., Cassa di Risparmio in Bologna S.p.A., and Friulcassa S.p.A., and on quarterly figures for all the other assets and liabilities of the Group; management believes that the average figures below present substantially the same trend as would be presented by daily averages; (ii) interest income and expense in the following tables vary from the amounts presented in the Consolidated Financial Statements (see footnotes to tables below for further details); (iii) tax-exempt income has not been calculated on a tax-equivalent basis because the effect of such calculations would not be significant; and (iv) the average balance of non-accruing loans has been included in the average balance of non-interest-earning assets (see footnotes to tables below for further details).

	Year ended December 31,
	2003			2002(1)			2002 pro forma
	Average Balance	Interest(2)	Average Yield	Average Balance	Interest(2)	Average Yield	Average Balance	Interest	Average Yield
	(millions of €, except percentages)
Assets:
Interest earning assets
Loans and leases to non-credit institutions	116,659	6,034	5.17%	116,467	6,756	5.80%	113,369	6,609	5.83%
—Euro	109,224	5,790	5.30%	105,796	6,386	6.04%	102,279	6,189	6.05%
—Non euro	7,435	244	3.28%	10,671	370	3.47%	11,090	420	3.79%
Interest-earning deposits and loans to credit institutions	12,452	260	2.09%	12,120	399	3.29%	10,961	352	3.21%
—Euro	7,095	161	2.27%	11,421	386	3.38%	10,123	325	3.21%
—Non euro	5,357	99	1.85%	699	13	1.86%	838	27	3.22%
Reverse repurchase agreements	10,787	253	2.35%	5,992	185	3.09%	5,992	185	3.09%
—Euro	10,281	247	2.40%	5,264	173	3.29%	5,264	173	3.29%
—Non euro	506	6	1.19%	728	12	1.65%	728	12	1.65%
Trading account securities and investments	14,528	460	3.17%	16,722	726	4.34%	16,240	675	4.16%
—Euro	11,559	385	3.33%	12,393	575	4.64%	11,869	520	4.38%
—Non euro	2,969	75	2.53%	4,329	151	3.49%	4,371	155	3.55%
Other interest-earning assets from Banco di Napoli(3)	1,551	58	3.74%	2,735	100	3.66%	2,735	100	3.66%
Total interest-earning assets	155,977	7,065	4.53%	154,036	8,166	5.30%	149,297	7,921	5.31%
—Euro	139,710	6,641	4.75%	137,609	7,620	5.54%	132,270	7,307	5.52%
—Non euro	16,267	424	2.61%	16,427	546	3.32%	17,027	614	3.61%
Non-interest-earning assets(4)	47,004			53,329			53,313

Total assets	202,981			207,365			202,610

(1)
For the year ended December 31, 2002, the average balance, interest and average yield for certain items differ from those reported in our 2002 annual report because of reclassifications made to ensure consistency with and comparability to the methodology used for the years ended December 31, 2003 and 2002 pro forma. The impact of such changes, which include the reclassification of the former Cardine group's non accruing loans from interest-earning assets to non-interest-earning assets and the reclassification of capitalization from securities to loans, is the following:

a.
loans and leases to non-credit institutions: average balance from €118,868 million to €116,467 million; interest from €6,732 million to €6,756 million; average yield from 5.66% to 5.80%;

b.
trading account securities and investments; average balance from €17,351 million to €16,722 million; interest from €750 million to €726 million; average yield from 4.32% to 4.34%; and

c.
non-interest-earning assets: average balance from €50,299 to €53,329.

(2)
Total interest income varies by €378 million and €527 million from income as shown in the Consolidated Financial Statements for the years ended December 31, 2003 and 2002, respectively, due to the following differences:

a.
reclassification of interest income of Banca IMI that relates to securities dealing activities of €402 million and €447 million in 2003 and 2002, respectively; and

b.
reclassification of interest income (and expense) on derivatives contracts hedging interest rate risk, which in the Consolidated Financial Statements are netted together, but which in the above table are netted against interest income

    (or expense) of the respective assets or liabilities hedged by the derivatives. Such amounts reduced interest income and increased interest expense by €24 million and €80 million in 2003 and 2002, respectively.

(3)
This line item comprises the credits from SGA. SGA is the company established to recover non-performing loans of Banco di Napoli. See Note 19 to the Consolidated Financial Statements on page F-117.

(4)
The average balance of non-accruing loans has been included in the average balance of non-interest-earning assets.

	Year ended December 31,
	2003			2002			2002 pro forma
	Average Balance	Interest(1)	Average Rate	Average Balance	Interest(1)	Average Rate	Average Balance	Interest	Average Rate
	(millions of €, except percentages)
Liabilities and Shareholders' Equity:
Interest bearing liabilities
Short-term borrowings and medium- and long-term debt from non-credit institutions	66,822	763	1.14%	66,888	1,022	1.53%	64,957	1,003	1.54%
—Euro	61,644	682	1.11%	60,742	866	1.43%	58,331	819	1.40%
—Non Euro	5,178	81	1.56%	6,146	156	2.54%	6,626	184	2.78%
Deposits, short-term borrowings and medium- and long-term debt from credit institutions	24,177	576	2.38%	19,643	596	3.03%	18,802	541	2.88%
—Euro	15,938	393	2.47%	12,792	416	3.25%	11,799	347	2.94%
—Non Euro	8,239	183	2.22%	6,851	180	2.63%	7,003	194	2.77%
Repurchase agreements	11,214	248	2.21%	8,671	290	3.34%	8,723	291	3.34%
—Euro	11,214	248	2.21%	8,671	290	3.34%	8,723	291	3.34%
—Non Euro	—	—	n.a.	—	—	n.a.	—	—	n.a.
Securities and subordinated liabilities(2)	50,010	1,762	3.52%	54,085	2,485	4.59%	52,205	2,433	4.66%
—Euro	48,526	1,723	3.55%	51,864	2,406	4.64%	49,947	2,353	4.71%
—Non euro	1,484	39	2.63%	2,221	79	3.56%	2,258	80	3.54%
Total interest-bearing liabilities	152,223	3,349	2.20%	149,287	4,393	2.94%	144,687	4,268	2.95%
—Euro	137,322	3,046	2.22%	134,069	3,978	2.97%	128,800	3,810	2.96%
—Non-Euro	14,901	303	2.03%	15,218	415	2.73%	15,887	458	2.88%
Non-interest-bearing liabilities:
Other liabilities	39,596			46,853			46,546
Minority interest in consolidated subsidiaries	313			490			531
Total non-interest-bearing liabilities	39,909			47,343			47,077
Shareholders' equity
Common shares	5,144			5,144			5,144
Other shareholders' equity	5,705			5,591			5,702
Total shareholders' equity(3)	10,849			10,735			10,846

Total liabilities and shareholders' equity	202,981			207,365			202,610

(1)
Total interest expense varies by €352 million and €562 million from expense as shown in the Consolidated Financial Statements for the years ended December 31, 2003 and 2002, respectively, due to the following differences:

a.
reclassification of interest expense of Banca IMI that relates to securities dealing activities of €376 million and €482 million in 2003 and 2002, respectively; and

b.
reclassification of interest income (and expense) on derivatives contracts hedging interest rate risk, which in the Consolidated Financial Statements are netted together, but which in the above table are netted against interest income (or expense) of the respective assets or liabilities hedged by the derivatives. Such amounts reduced interest income and increased interest expense by €24 million and €80 million in 2003 and 2002, respectively.

(2)
This item comprises senior debt securities and subordinated debt.

(3)
Average shareholders' equity includes net income.

  Change in Net Interest Income—Volume and Rate Analysis

        The following table shows the allocation, by category of interest-earning assets and interest-bearing liabilities and by currency, of changes in the Group's net interest income among changes in average volume, changes in average rate and changes in volume/rate for the year ended December 31, 2003 compared to the year ended December 31, 2002 pro forma. In addition, this table reconciles the differences between this information for the year ended December 31, 2002 and 2002 pro forma. This table supplements the tables presented in Item 3. "B. Selected Statistical Information—Change in Net Interest Income—Volume and Rate Analysis" on page 23 above and is presented here solely to show the comparison between 2003 and 2002 excluding the impact of the changes in the scope of consolidation.

	Year ended December 31,
	2003/2002 pro forma				2002 pro forma/2002
	Increase/(decrease) due to changes in				Increase/(decrease) due to changes in
	Volume(1)	Rate(2)	Volume /Rate(3)	Net Change(4)	Volume(1)	Rate(2)	Volume /Rate(3)	Net Change(4)
	(millions of €)
Interest income
Loans and leases to non-credit institutions	192	(748)	(19)	(575)	(180)	35	(2)	(147)
—Euro	420	(767)	(52)	(399)	(212)	11	4	(197)
—Non Euro	(139)	(57)	20	(176)	15	34	1	50
Interest earning deposits and loans to credit institutions	48	(123)	(17)	(92)	(38)	(10)	1	(47)
—Euro	(97)	(95)	28	(164)	(44)	(19)	2	(61)
—Non Euro	146	(11)	(63)	72	3	10	1	14
Reverse repurchase agreements	148	(44)	(36)	68	0	0	0	0
—Euro	165	(47)	(44)	74	0	0	0	0
—Non Euro	(4)	(3)	1	(6)	0	0	0	0
Trading account securities and investment	(71)	(161)	17	(215)	(21)	(30)	0	(51)
—Euro	(14)	(125)	4	(135)	(24)	(32)	1	(55)
—Non Euro	(50)	(45)	15	(80)	1	3	0	4
Other interest earnings from Banco di Napoli(5)	(43)	2	(1)	(42)	0	0	0	0
Total interest income	355	(1,165)	(46)	(856)	(251)	15	(9)	(245)
—Euro	411	(1,018)	(59)	(666)	(296)	(28)	11	(313)
—Non Euro	(27)	(170)	7	(190)	20	48	0	68
Interest expense
Short-term borrowings and medium and long term debt from non-credit institutions	29	(260)	(9)	(240)	(30)	7	4	(19)
—Euro	46	(169)	(14)	(137)	(34)	(18)	5	(47)
—Non-Euro	(40)	(81)	18	(103)	12	15	1	28
Deposits, short-term borrowings and medium and long-term debt from credit institutions	155	(94)	(26)	35	(25)	(29)	(1)	(55)
—Euro	122	(55)	(21)	46	(32)	(40)	3	(69)
—Non-Euro	34	(39)	(6)	(11)	4	10	0	14
Repurchase agreements	83	(99)	(27)	(43)	2	0	(1)	1
—Euro	83	(99)	(27)	(43)	2	0	(1)	1
—Non-Euro	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Securities and subordinated liabilities(6)	(102)	(595)	26	(671)	(86)	38	(4)	(52)
—Euro	(67)	(579)	16	(630)	(89)	36	0	(53)
—Non-Euro	(27)	(21)	7	(41)	1	0	0	1
Total interest expense	222	(1,085)	(56)	(919)	(135)	15	(5)	(125)
—Euro	252	(953)	(63)	(764)	(156)	(13)	1	(168)
—Non-Euro	(28)	(135)	8	(155)	18	23	2	43

(1)
Volume: corresponds to the average balance for the year minus the average balance for the previous year, multiplied by the average yield for such year.

(2)
Rate: corresponds to the average yield for the year minus the average yield for the previous year, multiplied by the average balance for such year.

(3)
Volume/Rate: corresponds to "Net Change" minus "Volume" and minus "Rate".

(4)
Net Change: corresponds to the interest for the year minus the interest for the previous year.

(5)
This item comprises the credits from SGA. SGA is the company established to recover non-performing loans of Banco di Napoli. See Note 19 to the Consolidated Financial Statements at page F-117 below.

(6)
This item comprises senior debt securities and subordinated debt.

  Net Commissions (and Other Dealing Revenues)

        The following tables set forth the Group's net commissions for the years ended December 31, 2003, 2002 and 2002 pro forma, based on its audited and reclassified (which include other dealing revenues) income statements.

  Audited Consolidated Statement of Income

		2003	2002	2002 pro forma	% 2003/2002
		(millions of €)		(unaudited)
40.	Commission income	3,722	3,467	3,562	7.4
50.	Commission expense	(685)	(671)	(772)	2.1

		3,037	2,796	2,790	8.6

        In 2003, the difference between commission income and commission expenses, which we refer to as net commissions, increased by 8.6% to €3,037 million from €2,796 million in 2002. Our performance in net commissions, partially attributable to the recovery of financial markets, improved gradually in the course of 2003.

        The growth in commission income occurred across all areas. Commissions from asset management, securities brokerage and advisory services increased by 6.2%, primarily due to a 12.1% increase in commissions from brokerage and custody of securities and currencies and a 5% increase in asset management commissions. Asset management commissions, which had been mostly in decline during the first half of the year, showed a progressive improvement in the second half, attributable to the increase in both the volume and the value of assets under management. As a proportion of total net commissions, asset management commissions decreased from 50.4% in 2002 to 48.7% in 2003. Among other commission income, commissions from loans and guarantees, deposits and current accounts and other net commissions increased by 13.3%, 14.8% and 14.5%, respectively, compared with 2002, partly due to increases in volume.

        In 2003, the ratios of net commissions to, respectively, administrative costs and payroll costs were 65.9% and 106.9%, a significant improvement compared with 60.2% and 97.9% in 2002.

        Net commissions were only slightly affected by changes in the scope of consolidation. Excluding the impact of such changes, as shown by a comparison with 2002 on a pro forma basis, net commissions in 2003 increased by 8.9% from €2,790 million.

  Reclassified Consolidated Statement of Income

		2003	2002	2002 pro forma	% 2003/2002
		(millions of €)		(unaudited)
40.	Commission income	3,722	3,467	3,562	7.4
50.	Commission expense	(685)	(671)	(772)	2.1
70.a)	Income from merchant banking activities, other income from leasing activities(1)	20	27	19	(25.9)
110.a)	Loss from merchant banking activities, other charges from leasing activities(2)	(21)	(14)	(14)	50.0

	Net commissions and other dealing revenues	3,036	2,809	2,795	8.1

(1)
This item is made up of the following components of Item 70. "Other operating income": income from sale of merchant banking activities, other income from leasing activities.

(2)
This item is made up of the sum of the following components of Item 110. "Other operating expenses": losses from merchant banking activities and other charges from leasing activities, for the part, within those components, that expressly refers to commission expenses.

        On the basis of the reclassified consolidated statement of income, in 2003, net commissions and other dealing revenues increased by 8.1% to €3,036 million from €2,809 million in 2002. Except for the immaterial impact of our merchant banking and leasing activities, the components of and reasons for this increase are the same as discussed under our audited income statement above.

        Compared to the reclassified pro forma results for 2002, net commissions and other dealing revenues in 2003 increased by 8.6% from €2,795 million.

  Profits on Financial Transactions, Dividends on Shares and Equity Investments, and Income from Companies Carried at Equity

        The following tables set forth the Group's profits on financial transactions, dividends on shares and equity investments, and income from companies carried at equity for the years ended December 31, 2003, 2002 and 2002 pro forma, based on its audited and reclassified income statements.

  Audited Consolidated Statement of Income

		2003	2002	2002 pro forma	% 2003/2002
		(millions of €)		(unaudited)
30.	Dividends and other revenues:	309	565	565	(45.3)
a)	from shares, capital quotas and other equities	223	410	410	(45.6)
b)	from equity investments	86	155	155	(44.5)
60.	Profits (losses) on financial transactions	198	(98)	(80)	302.0
170.	Income (losses) from investments carried at equity	197	137	159	43.8

		704	604	644	16.6

        In 2003, profits on financial transactions, dividends on shares and equity investments, and income from companies carried at equity increased by 16.6% to €704 million from €604 million in 2002. This increase was due to an increase in profits on financial transactions and a 43.8% increase in income from companies carried at equity, partially offset by a 45.6% decrease in dividends and other revenues from shares and other equities and a 44.5% decrease in dividends and other revenues from equity investments. The increase was also affected by the changes in the scope of consolidation. Excluding the impact of such changes, as shown by a comparison with 2002 on a pro forma basis, profits on financial transactions, dividends on shares and equity investments, and income from companies carried at equity increased by 9.3% from €644 million.

        Dividends and other revenues from shares and other equities, together with profits on financial transactions, reflect the Group's dealing activities in securities, foreign exchange and derivatives. In the aggregate, income from these activities amounted to €421 million, a 34.9% increase from €312 million in 2002. This increase was due to an increase in profits on financial transactions from €(98) million to €198 million, due primarily to the placement of interest and exchange rate derivatives structured by Banca IMI and distributed by the Parent Bank's commercial network, partially offset by a decrease in dividends and other revenues from shares and other equities from €410 million to €223 million, primarily due to a decrease in Banca IMI's arbitrage activities with respect to equities, as a result of changed market conditions. The changes in the scope of consolidation affected income from the Group's brokerage activities only slightly, with the impact being felt exclusively in profits on financial transactions. Excluding the impact of these changes, as shown by a comparison with dividends and other revenues from shares and other equities, and profits on financial transactions for 2002 on a pro forma basis, income from these activities increased by 27.6% from €330 million.

        Income from companies carried at equity and dividends and other revenues from equity investments (which represent income from minority shareholdings), in the aggregate, amounted to €283 million in 2003, a decrease of 3.1% from €292 million in 2002. This decrease consisted of:

  •
  a 43.8% increase in income from companies carried at equity to €197 million from €137 million in 2002, primarily due to the results of the insurance companies in the Sanpaolo IMI Wealth Management Business Area, which increased by €9 million in 2003; the tax collection companies in which Sanpaolo IMI has a minority interest, which increased by €10.1 million in 2003; and a €21.8 million reduction in the losses of several companies in which Sanpaolo IMI has minority interests compared with 2002. In addition, the overall increase was affected by a net contribution of €39.5 million from companies that were consolidated at equity for the first time in 2003, of which the largest contribution was Banque Sanpaolo (€27.1 million); and

  •
  a 44.5% decrease in dividends and other revenues from equity investments, representing other revenues from unconsolidated minority shareholdings, from €155 million in 2002 to €86 million. The decrease was primarily due to the elimination of dividends from Cardine Banca from this line item as a result of the Cardine merger in 2002.

        Compared to the pro forma results for 2002, income from companies carried at equity and dividends and other revenues from equity investments, in the aggregate, decreased by 9.9% from €314 million.

  Reclassified Consolidated Statement of Income

		2003	2002	2002 pro forma	% 2003/2002
		(millions of €)		(unaudited)
30.a)	Dividends and other revenues from shares, capital quotas and other equities	223	410	410	(45.6)
60.	Profits (losses) on financial transactions	198	(98)	(80)	302.0
60.a)	Writedowns to securities considered as adjustments to loans	0	9	9	(100.0)
10.a)	Interest margin of Banca IMI Group	26	(35)	(35)	174.3

	Profits (losses) on financial transactions and dividends on shares	447	286	304	56.3

30.b)	Dividends and other revenues from equity investments	86	155	155	(44.5)
170.	Income (losses) from investments carried at equity	197	137	159	43.8

	Profit (losses) of companies carried at equity and dividends on equity investments	283	292	314	(3.1)

		730	578	618	26.3

        On the basis of the reclassified consolidated statement of income, in 2003, profits on financial transactions, dividends on shares and equity investments, and income from companies carried at equity increased by 26.3% to €730 million from €578 million in 2002. Except for the impact of reclassifying Banca IMI's net interest income, the reasons for and components of this increase are the same as discussed under our audited income statement above.

        Compared to the reclassified pro forma results for 2002, profits on financial transactions, dividends on shares and equity investments, and income from companies carried at equity in 2003 increased by 18.1% from €618 million.

  Operating Expenses

        The following tables set forth the principal components of the Group's operating expenses for the years ended December 31, 2003, 2002 and 2002 pro forma, based on its audited and reclassified income statements.

  Audited Consolidated Statement of Income

		2003	2002	2002 pro forma	% 2003/2002
		(millions of €)		(unaudited)
80.	Administrative costs	(4,610)	(4,648)	(4,578)	(0.8)
a)	payroll	(2,841)	(2,856)	(2,814)	(0.5)
b)	other	(1,769)	(1,792)	(1,764)	(1.3)
	other administrative costs	(1,512)	(1,528)	(1,508)	(1.0)
	other indirect taxes	(257)	(264)	(256)	(2.7)
70.	Other operating income	396	422	411	(6.2)
110	Other operating expenses	(68)	(50)	(50)	36.0
90.	Adjustments to intangible and tangible fixed assets	(642)	(753)	(745)	(14.7)

		(4,924)	(5,029)	(4,962)	(2.1)

        In 2003, operating expenses decreased by 2.1% from €5,029 million in 2002 to €4,924 million. This was primarily due to successful efforts to contain the rate of increase of administrative costs, thus permitting the Group to absorb the material impact of the integration and restructuring costs attributable to the Group's expansion in recent years. The decrease was also attributable to the changes in the scope of consolidation. Excluding the impact of such changes, as shown by a comparison with 2002 on a pro forma basis, operating expenses remained virtually flat, decreasing by 0.8% from €4,962 million.

        Administrative costs in 2003 totaled €4,610 million, a 0.8% decrease from €4,648 million in 2002. In terms of its main components, payroll costs decreased by 0.5% from €2,856 million in 2002, other administrative costs decreased by 1.3% from €1,792 million and indirect taxes decreased by 2.7% from €264 million. The overall decrease in administrative costs was due to changes in the scope of consolidation. Excluding the impact of such changes, as shown by a comparison with 2002 on a pro forma basis, administrative costs increased by 0.7%, a rate of increase significantly below the 2.7% annual inflation rate in Italy in 2003, due primarily to increased payroll costs; and other administrative costs and indirect taxes remained virtually flat.

        Excluding the impact of the changes in the scope of consolidation, payroll costs showed a contained increase of 1.0% from €2,814 million in 2002 pro forma, despite contractual pay increases resulting from the national collective labor agreement governing the Italian banking sector (whose financial terms expired at the end of 2003). This result was achieved by efforts to reduce and optimize the number of employees of the Group, which decreased in average terms by 2.9% compared with 2002 on a pro forma basis. A decrease in average terms of 1% was attributable to staff leaving incentives in connection with the Income, Employment and Re-training Fund for Staff in the Banking Industry ("Solidarity Fund"), a fund established to support the income of employees who accepted early retirement. To qualify for the Solidarity Fund, the employees must be entitled to retire within 60 months from their early retirement date. Of the 2,900 employees who voluntarily applied for the Solidarity Fund in accordance with the above-mentioned criteria, 957 retired in 2003. The remainder will retire in 2004. Consequently, the benefits expected from personnel reductions will be felt more strongly from 2004.

        Excluding the impact of the changes in the scope of consolidation, other administrative costs remained virtually flat, amounting to €1,512 million in 2003 compared with €1,508 million in 2002 on a pro forma basis. This is evidence of the Group's ability to control its costs and was attributable primarily to reductions in professional, general, marketing and advertising, and utilities expenses.

        Real estate costs remained substantially unchanged in 2003, whereas IT costs and indirect personnel costs increased compared with 2002. The increase in IT costs to €426 million in 2003 from €404 million in 2002 was primarily attributable to the unification of the IT systems of the banking networks in the Parent Bank's Macchina Operativa Integrata (MOI), or Integrated Operating Platform. The increase in indirect personnel costs to €91 million in 2003 from €75 million in 2002 was attributable to transfer and training expenses related to the ongoing process of integrating the Group's distribution networks.

        In 2003, other operating income decreased by 6.2% from €422 million in 2002, primarily due to a decrease in reimbursements of expenses by third parties and also due to the changes in the scope of consolidation. Excluding the impact of such changes, as shown by a comparison with 2002 on a pro forma basis, other operating income decreased by 3.6% from €411 million. Other operating expenses increased by 36.0% from €50 million in 2002, primarily due to the Group's leasing activities.

        Adjustments to the value (depreciation and amortization) of tangible and intangible fixed assets in 2003 amounted to €642 million, a 14.7% decrease compared with €753 million in 2002. Adjustments other than those due to goodwill, merger and consolidation differences totaled €484 million in 2003 compared with €510 million in 2002. The €80 million decrease reflected the trend in the Group's capital expenditures, which, although still at high levels, decreased compared with 2002. The Group's capital expenditures were directed primarily to improving its central processing capacity and modernizing its technological infrastructure in the context of the integration of the IT systems of the Group's bank networks in the MOI, as well as the development of new applications and products to the reorganization and specialization of the Group's commercial network.

        Adjustments to goodwill and merger and consolidation differences in 2003 amounted to €158 million, a 25.5% decrease compared with €212 million in 2002. This decrease was primarily due to the completion, at the end of 2002, of the ten-year amortization related to the merger of the former Banca Provinciale Lombarda and the former Banco Lariano. The 2002 result also reflected an impairment charge to goodwill arising from the Group's acquisition of Fideuram Wargny in December 2000.

        In 2003, the ratio of costs to income decreased to 63.9% from 68.4% in 2002, primarily as a result of the growth in income.

  Reclassified Consolidated Statement of Income

		2003	2002	2002 pro forma	% 2003/2002
		(millions of €)		(unaudited)
80.	Administrative costs
a)	payroll	(2,841)	(2,856)	(2,814)	(0.5)
b)	other	(1,769)	(1,792)	(1,764)	(1.3)
	other administrative costs	(1,512)	(1,528)	(1,508)	(1.0)
	other indirect taxes	(257)	(264)	(256)	(2.7)
	Total administrative costs	(4,610)	(4,648)	(4,578)	(0.8)
70.b)	Other operating income(1)	376	395	392	(4.8)
110.b)	Other operating expenses(2)	(47)	(37)	(37)	27.0
90.	Adjustments to intangible and tangible fixed assets	(642)	(753)	(745)	(14.7)
90.a)	Adjustments to goodwill, merger and consolidation differences	158	212	218	(25.5)
90.b)	Adjustments to fixed assets considered as extraordinary expenses	—	31	19	(100.0)

	Adjustments to intangible and tangible fixed assets other than to goodwill, merger and consolidation differences	(484)	(510)	(508)	(5.1)

	Operating expenses	(4,765)	(4,800)	(4,731)	(0.7)

(1)
This item is made up of the sum of Item 70. "Other operating income" less Item 70.a) "Income from merchant banking activities, other income from leasing activities".

(2)
This item is made up of the sum of Item 110. "Other operating expenses" less Item 110.a) "Loss from merchant banking activities, other charges from leasing activities".

        On the basis of the reclassified consolidated statement of income, in 2003, operating expenses remained virtually flat, decreasing by 0.7% from €4,800 million in 2002 to €4,765 million. In terms of administrative costs, the components of and reasons for this decrease are the same as discussed under our audited income statement above. Except for the immaterial impact of reclassifying the income and losses from our merchant banking and leasing activities under "Net Commissions (and Other Dealing Revenues)" discussed above, and the impact of reclassifying adjustments to goodwill merger and consolidation differences under "Net Value Adjustments and Provisions for Loan Losses" discussed below, the components of and reasons for the decrease in adjustments to the value of tangible and intangible fixed assets are the same as discussed under our audited income statement above.

        Compared to the reclassified pro forma results for 2002, operating expenses in 2003 also remained virtually flat, increasing by 0.7% to €4,765 million from €4,731 million in 2002.

        On a reclassified basis, in 2003, the ratio of costs to income decreased to 61.9% from 65.1% in 2002.

  Net Value Adjustments and Provisions for Loan Losses

        The following tables set forth the principal components of the Group's net value adjustments to loans and financial fixed assets and provisions for loan losses for the years ended December 31, 2003, 2002 and 2002 pro forma, on the basis of its audited and reclassified income statements.

Audited Consolidated Statement of Income

		2003	2002	2002 pro forma	% 2003/2002
		(millions of €)		(unaudited)
100.	Provisions for risks and charges	(195)	(261)	(261)	(25.3)
120.	Adjustments to loans and provisions for guarantees and commitments	(1,126)	(889)	(858)	26.7
130.	Writebacks of adjustment to loans and provisions for guarantees and commitments	417	320	302	30.3
140.	Provisions to the allowance for probable loan losses	(15)	(27)	(27)	(44.4)
150.	Adjustment to financial fixed assets	(158)	(569)	(569)	(72.2)
160.	Writebacks of adjustment to financial fixed assets	218	8	8	n.a.

		(859)	(1,418)	(1,405)	(39.4)

        In 2003, net value adjustments and provisions for loan losses decreased by 39.4% from €1,418 million in 2002 to €859 million. This decrease was due primarily to the €411 million decrease in write-downs of the Group's financial fixed assets compared with 2002, as well as the €215 million write-back in the Group's equity interest in Santander Central Hispano (SCH), whose €399 million write-down had adversely affected the Group's results in 2002.

        The main components of the €859 million total were as follows:

  •
  €195 million of provisions for risks and charges, a 25.3% decrease from €261 million in 2002, primarily due to the recalculation of the probable losses arising from the renegotiation of subsidized residential mortgage loans, following the promulgation by the Ministry of Economy and Finance of the Ministerial Decree of March 31, 2003, which established the average rate applicable to installments maturing after July 1, 1999 on the relevant loans. Provisions in 2002 had also been affected by restructuring costs accrued by Banca Fideuram in connection with the integration of Banca Sanpaolo Invest. Of the €195 million total:

  •
  €117 million relates to provisions of the Parent Bank, consisting of:

  —
  €57 million relating to claims made against the Group in legal and bankruptcy proceedings, compared to €48 million in 2002;

  —
  €38 million relating to probable losses from guarantees and securities dealing activities with customers (of which €30 million relates to the sale and distribution of Cirio and Parmalat bonds), compared to €79 million in 2002; and

  —
  €22 million relating to personnel-related liabilities, consisting of €16 million to cover deficits of certain independent supplementary pension funds which supplement Sanpaolo IMI's compulsory pension fund, and €6 million to cover seniority bonuses to employees;

  •
  €78 million relates to provisions of the Parent Bank's subsidiaries, consisting of:

  —
  €37 million relating to risks in connection with the sale and distribution of financial products, compared to €68 million in 2002;

  —
  €21 million of provisions made by the Cardine Finanziaria and Sanpaolo Banco di Napoli banking networks; and

  —
  €20 million of provisions made by other subsidiaries.

  •
  €724 million of negative net adjustments to loans and provisions for guarantees and commitments, which are reserves against the Group's loan and guarantee portfolio net of write-backs, an increase of 21.5% from €596 million in 2002. This increase was due primarily to the €273 million provision for 90% of the Group's exposure to Parmalat and the €10 million provision related to the write-down of the Group's entire exposure to Cirio, partially offset by the net effect of the changes in the scope of consolidation. Excluding the impact of such changes, as shown by a comparison with 2002 on a pro forma basis, negative net adjustments to loans and provisions for guarantees and commitments increased in 2003 by 24.2% from €583 million in 2002. Reserves against performing loans were increased to €1,102 million at December 31, 2003, compared with €1,064 million at the end of 2002. At the end of 2003, the coverage of the Group's performing loan portfolio (excluding loans to SGA) by reserves remained at 0.9%, the same as at year-end 2002.

  •
  €60 million of positive net adjustments to financial fixed assets compared with €561 million of negative net adjustments in 2002. This improvement was primarily due to the €215 million write-back in the Group's equity interest in SCH, reflecting a valuation of the Group's equity interest at €8.075 per share, the average price of SCH's ordinary shares in the second half of 2003. This was partially offset by the €105 million write-down of the Group's equity interest in H3G, as well as a €12 million write-down of its equity interest in Fiat, which reflected a valuation of the Group's equity interest at €6.397 per share, the average price of Fiat's ordinary shares in December 2002.

        Compared to the pro forma results for 2002, net value adjustments and provisions for loan losses in 2003 decreased by 38.9% from €1,405 million.

Reclassified Consolidated Statement of Income

		2003	2002	2002 pro forma	% 2003/2002
		(millions of €)		(unaudited)
90.a)	Adjustments to goodwill, merger and consolidation differences(1)	(158)	(212)	(218)	(25.5)
100.	Provisions for risks and charges	(195)	(261)	(261)	(25.3)
120.	Adjustments to loans and provisions for guarantees and commitments	(1,126)	(889)	(858)	26.7
60.a)	Writedowns to securities considered as adjustments to loans and other	—	(8)	(7)	(100.0)
130.	Writebacks of adjustment to loans and provisions for guarantees and commitments	417	320	302	30.3
140.	Provisions to the allowance for probable loan losses	(15)	(27)	(27)	(44.4)

	Adjustments to loans and provisions for guarantees and commitments, net	(724)	(604)	(590)	19.9

150.	Adjustment to financial fixed assets	(158)	(569)	(569)	(72.2)
160.	Writebacks of adjustment to financial fixed assets	218	8	8	n.a.

	Adjustment to financial fixed assets, net	60	(561)	(561)	110.7

	Net value adjustment and provisions for loan losses and equity in earnings of unconsolidated subsidiaries	(859)	(1,426)	(1,412)	(39.8)

(1)
This item refers to certain components of Item 90. "Adjustments to intangible and tangible fixed assets": amortization of goodwill arising on application of equity method, amortization of merger differences, amortization of goodwill and amortization of goodwill arising on consolidation.

        On the basis of the reclassified consolidated statement of income, in 2003, net value adjustments and provisions for loan losses decreased by 39.8% from €1,426 million in 2002 to €859 million. The components of and reasons for this decrease are the same as discussed under our audited income statement above. In addition, adjustments to goodwill and merger and consolidation differences amounted to €158 million, a 25.5% decrease compared with €212 million in 2002. The components of and reasons for this decrease are the same as discussed under "Operating Expenses" under our audited income statement above.

        Compared to the reclassified pro forma results for 2002, net value adjustments and provisions for loan losses in 2003 decreased by 39.2% from €1,412 million.

  Net Extraordinary Income

        The following tables set forth the Group's net extraordinary income for the years ended December 31, 2003, 2002 and 2002 pro forma, on the basis of its audited and reclassified income statements.

Audited Consolidated Statement of Income

		2003	2002	2002 pro forma	% 2003/2002
		(millions of €)		(unaudited)
190.	Extraordinary income	548	575	580	(4.7)
200.	Extraordinary expenses	(580)	(248)	(241)	133.9

		(32)	327	339	(109.8)

        In 2003, net extraordinary income amounted to negative €(32) million compared with positive net extraordinary income of €327 million in 2002, a decrease of 109.8%, primarily due to a 133.9% increase in extraordinary expenses. The main components of net extraordinary income in 2003 included:

  •
  €475 million in provisions for staff leaving incentives, primarily attributable to the Solidarity Fund;

  •
  €16 million in expenses in connection with the Group taking advantage of a tax amnesty. In addition to this amount, the Group's total expenditure on this matter included €11 million related to insurance subsidiaries that are consolidated using the equity method, and €20 million for which existing tax allowances were used;

  •
  €320 million in capital gains from the sale of various shareholdings, including €240 million from the sale of a 60% equity interest in Banque Sanpaolo and €44 million from the sale of a 20% equity interest in Finconsumo Banca; and

  •
  €84 million from the release of excess allowances, primarily due to the recalculation of probable losses arising from the renegotiation of subsidized residential mortgage loans, in accordance with the terms established by the Ministerial Decree of March 31, 2003, discussed under "Net Value Adjustments and Provisions for Loan Losses (and Adjustments to Goodwill, Merger and Consolidation Differences" above.

        Compared to the pro forma results for 2002, net extraordinary income in 2003 decreased by 109.4% from €339 million.

Reclassified Consolidated Statement of Income

		2003	2002	2002 pro forma	% 2003/2002
		(millions of €)		(unaudited)
190.	Extraordinary income	548	575	580	(4.7)
200.	Extraordinary expenses	(580)	(248)	(241)	133.9
90.b)	Adjustments to fixed assets considered as extraordinary expenses	0	(31)	(19)	(100.0)

	Net extraordinary income(1)	(32)	296	320	(110.8)

(1)
This Item refers to the sum of Item 200 "Extraordinary expenses" plus Item 90.b) Adjustments to fixed assets considered as extraordinary expenses".

        On the basis of the reclassified consolidated statement of income, in 2003, net extraordinary income amounted to negative €(32) million compared with positive net extraordinary income of €296 million in 2002, a decrease of 110.8%. Except for the impact of the fact that there were no adjustments to fixed assets considered as extraordinary expenses in 2003 compared with 2002, the components of and reasons for this decrease are the same as discussed under our audited income statement above.

        Compared to the reclassified pro forma results for 2002, net extraordinary income in 2003 decreased by 110% from €320 million.

  Minority Interest in Income of Consolidated Subsidiaries

        The following table sets forth the minority interest in income of consolidated subsidiaries for the years ended December 31, 2003, 2002 and 2002 pro forma, on the basis of the Group's audited income statement.

Audited Consolidated Statement of Income

		2003	2002	2002 pro forma	% 2003/2002
		(millions of €)		(unaudited)
250.	Minority interests	(48)	(43)	(43)	11.6

        Minority interests related to consolidated subsidiaries were €48 million in 2003 compared with €43 million in 2002, due to the higher net income attributable to minority shareholders.

  Income Taxes

        The following table sets forth the Group's income taxes for the years ended December 31, 2003, 2002 and 2002 pro forma, on the basis of its audited income statement.

Audited Consolidated Statement of Income

		2003	2002	2002 pro forma	% 2003/2002
		(millions of €)		(unaudited)
240.	Income taxes	(657)	(450)	(443)	46.0

        In 2003, the Group's effective tax rate was 39.4%, a decrease compared with the effective tax rate of 44.2% in 2002. The decrease was the result of the two percentage point reduction in the IRPEG (Italian Corporate Income Tax) rate and the half percentage point reduction in the IRAP (Italian Regional Income Tax) rate, as well as an increase in the amount of income taxable at reduced rates or not subject to IRAP, such as write-backs of equity investments and capital gains from the sale of shareholdings and dividends, which offset the non-deductibility from IRAP of staff leaving expenses.

        Compared to 2002 on a pro forma basis, the Group's effective tax rate decreased from 43.3% to 39.4% for the same reasons discussed above.

  Net Income

        The following table sets forth the Group's net income for the years ended December 31, 2003, 2002 and 2002 pro forma, on the basis of its audited income statement.

Audited Consolidated Statement of Income

	2003	2002	2002 pro forma	% 2003/2002
	(millions of €)		(unaudited)
Net income	972	889	901	9.3

        In 2003, for all of the reasons discussed under the various line items above, net income amounted to €972 million, a 9.3% increase from €889 million in 2002. Net income in 2002 was affected by a €364 million write-back of the Group's reserves for general banking risks. Excluding the impact of that write-back in 2002, net income in 2003 increased by 85.1% from €525 million in 2002.

        Compared to the pro forma results for 2002, net income in 2003 increased by 7.9% from €901 million.

3. Year Ended December 31, 2002 Compared with Year Ended December 31, 2001

        The numbers to the left of the line items in the tables contained in the following sections refer to the statutory classification for the audited consolidated statement of income under Italian GAAP except for items 10.a), 30.c), 30.d), 60.a), 70.a), 70.b), 90.a), 90.b), 110.a) and 110.b), which reflect management's reclassification of the results of operations of the Group. Certain numbers in the tables reflect rounding used in the reclassification of the audited consolidated statement of income, and may differ slightly from the corresponding numbers in the audited consolidated statement of income.

  Overview

        The Group's results for the year ended December 31, 2002, were positively affected by the consolidation of Cardine's results with those of Sanpaolo IMI following the merger with Cardine, which led to increases in net interest income and net commissions compared to the year ended December 31, 2001.

        In the following discussion, we use the term "Cardine Activities" to refer to all results attributable to Cardine for the year ended December 31, 2002, with the sole exception of the following, none of which, individually or in the aggregate, were material:

  •
  the results of Cardine Banca, Cardine's holding company, after it was incorporated into Sanpaolo IMI from June 1, 2002. These consisted of certain costs attributable to Cardine Banca's treasury operations. These costs were not accounted for separately after Cardine Banca's incorporation into Sanpaolo IMI;

  •
  the results of two companies of the Cardine group after their incorporation into, respectively, Sanpaolo Fiduciaria S.p.A. and Sanpaolo Leasint S.p.A. from October 1, 2002. These results were not accounted for separately after the companies' incorporation into the above-mentioned Sanpaolo IMI Group companies; and

  •
  the results of Fincardine S.p.A. after December 5, 2002, when the company was split into two and was incorporated into Invesp S.p.A. and Prospettive 2002 S.p.A. These results were not accounted for separately after Fincardine S.p.A.'s incorporation into the above-mentioned Sanpaolo IMI Group companies.

        Excluding the Cardine Activities, the results of the Sanpaolo IMI Group were affected not only by negative market conditions, but also by:

  •
  higher net value adjustments and provisions for loan losses, in particular relating to the Group's equity holdings (above all to write down the investments in Santander Central Hispano and Fiat); and

  •
  higher adjustments to goodwill and merger and consolidation differences, primarily due to an impairment charge relating to Banca Fideuram's French subsidiary, Banque Privée Fideuram Wargny ("Fideuram Wargny").

        In the face of these negative results, in 2002 Sanpaolo IMI's board of directors decided to utilize €364 million of the Group's reserves for general banking risks. This decision was also made in order to be able to utilize the full amount of a tax credit that had accrued to Sanpaolo IMI. As a result of this write-back, net income for the year ended December 31, 2002, amounted to €889 million, a decrease of 26.1% compared to €1,203 million in 2001. Without the write-back, net income for 2002 would have been €525 million, a decrease of 56.4% compared to 2001.

  Net Interest Income

        The following tables set forth the Group's net interest income for the years ended December 31, 2002, 2001 and 2001 pro forma, based on its audited and reclassified income statements.

Audited Consolidated Statement of Income

		2002	2001	2001 pro forma	% 2002/2001
		(millions of €)		(unaudited)
10.	Interest income and similar revenues	8,693	8,016	10,451	8.4
20.	Interest expense and similar charges	(4,955)	(5,326)	(6,590)	(7.0)

		3,738	2,690	3,861	39.0

        Net interest income earned by the Group in 2002 amounted to €3,738 million, a 39.0% increase compared to 2001. Net interest income was affected by:

  •
  a 28.2% (€2,261 million) increase in interest income due to the Cardine Activities;

  •
  a 20.0% (€1,067 million) increase in interest expenses due to the Cardine Activities;

  •
  a 19.8% (€1,584 million) decrease in interest income of the former Sanpaolo IMI Group (excluding the Cardine Activities); and

  •
  a 27.0% (€1,438 million) decrease in interest expenses of the former Sanpaolo IMI Group.

        In 2002, the results of the former Sanpaolo IMI Group (excluding the Cardine Activities) were adversely affected by: (i) a decrease in the contribution attributable to the difference between interest-earning assets and interest-bearing liabilities, which we refer to as the fund imbalance. The decrease in the contribution is due to both a decrease in the fund imbalance and to a decrease in earnings from investing the fund imbalance, and (ii) the general decrease in interest rates, which was only partly offset by an increase in the average balances of demand deposits and medium-and long-term loans to customers.

        Net interest income in 2002 was also adversely affected by the results of Banca IMI, which showed negative net interest income of €(35) million, an improvement of 62.8% compared with negative net interest income of €(94) million in 2001. Banca IMI's net interest income is related to securities dealing activities rather than banking activities. Management believes that excluding the impact of Banca IMI's net interest income is helpful to a better understanding of the components of and reasons for the year-on-year changes in net interest income from the Group's banking activities. See Item 3. "A. Selected Financial Data—Reconciliation Between Audited and Reclassified Income Statements" on page 8 above.

        Excluding Banca IMI's net interest income, as shown in our reclassified income statement discussed below, the Group's net interest income was €3,773, a 35.3% increase compared with €2,788 million in 2001. This increase was due to the Cardine merger and the other changes in the scope of consolidation. Excluding the impact of such changes, as shown by a comparison with reclassified net interest income for 2001 on a pro forma basis, net interest income in 2002 showed a decrease of €186 million, or 4.7%, from €3,959 million. This decrease in net interest income compared with 2001 on a pro forma basis was due to the net effect of changes in the average balances of interest-earning assets and interest-earning liabilities, which reduced net income by €289 million, and to the net effect of changes in the average yield, which increased net interest income by €103 million.

        The interest rate that serves as the benchmark for short-term loans, the three-month Euribor rate, fell by 39 basis points to 2.96% in December 2002 from 3.35% in December 2001, and by 95 basis points in average terms. In 2002, the return on the ten-year Italian Treasury bonds (BTP), in average terms, decreased 14 basis points compared to 2001.

        The average yield on the Group's interest-earning assets and the average cost of interest-bearing liabilities in 2002, excluding the average balances and interest income and expense of Banca IMI, were 5.20% and 2.94%, respectively. The average spread of 2.26% showed an increase over the average spread of 2.00% in 2001 and 2.14% in 2001 on a pro forma basis.

        Excluding Banca IMI, the average balance of interest-earning assets of the Group increased in 2002 by 24.2% to €157,066 million from €126,462 million in 2001, due to an increase of 26.43% (€33,422 million) attributable to the Cardine Activities, partially offset by a decrease of 2.2% (€2,818 million) attributable to the former Sanpaolo IMI Group (excluding the Cardine Activities). The average balance of loans to customers increased by 32.3% to €118,868 million in 2002 from €89,839 million in 2001, primarily due to the merger with Cardine.

        Excluding Banca IMI, the average balance of interest-bearing liabilities of the Group increased in 2002 by 24.7% to €149,287 million from €119,744 million in 2001, primarily due to the merger with Cardine (an increase of 25.1%, or €30,056 million). The average balance of customer deposits and other forms of finance from non-credit institutions increased by 27.2% to €66,888 million in 2002 from €52,586 million in 2001, primarily due to the merger with Cardine (an increase of 24.5%) and the growth of both short-term and medium- and long-term deposits.

  Reclassified Consolidated Statement of Income

		2002	2001	2001 pro forma	% 2002/2001
		(millions of €) (unaudited)
10.	Interest income and similar revenues	8,693	8,016	10,451	8.4
30.c)	Dividends from equity investments under 20% of stake, treated as interest	—	4	4	(100.0)
10.a)	Interest margin of Banca IMI Group(1)	35	94	94	(62.8)
20.	Interest expense and similar charges	(4,955)	(5,326)	(6,590)	(7.0)

	Net interest income	3,773	2,788	3,959	35.3

(1)
Reclassification of (positive)/negative net interest income of Banca IMI Group to "Profits (losses) on financial transactions and investment income" as it is related to securities dealing activities rather than banking activities.

        On the basis of the reclassified income statement, in 2002, net interest income increased by 35.3% from €2,788 million in 2001 to €3,773 million. This was primarily due to the Cardine merger and the other changes in the scope of consolidation. Excluding the impact of such changes, as shown by a comparison with net interest income for 2001 on a pro forma basis, net interest income decreased by 4.7% from €3,959 million. The components of and reasons for this decrease in net income are the same as described under our audited income statement above.

  Average Balances and Interest Rates

        The following tables show average balances and interest rates for the Group for the years ended December 31, 2002, 2001 and 2001 pro forma, based on its reclassified income statements.

        For purposes of the tables below, average balances have been determined based on daily figures for interest-earning assets and interest-bearing liabilities of Sanpaolo IMI, Banco di Napoli, Cardine, Banca Fideuram and Banca Opi S.p.A. ("Banca Opi") and on quarterly figures for all the other assets and liabilities of the Group; management believes that the average figures below present substantially the same trend as would be presented by daily averages, (ii) interest income and expense in the following tables vary from the amounts presented in the Consolidated Financial Statements (see footnote 1 to each table below for further details); (iii) tax-exempt income has not been calculated on a tax-equivalent basis because the effect of such calculations would not be significant; and (iv) the average balance of non-accruing loans has been included in the average balance of non-interest-earning assets, with the exception of the average balance of the former Cardine group's non-accruing loans, which as been included in the average balance of loans and leases to non-credit institutions.

	Year ended at December 31,
	2002			2001			2001 pro forma
	Average Balance	Interest(1)	Average Yield	Average Balance	Interest(1)	Average Yield	Average Balance	Interest	Average Yield
	(millions of €, except percentages)
Assets:
Interest-earning assets
Loans and leases to non-credit institutions(2)	118,868	6,732	5.66%	89,839	5,721	6.37%	116,462	7,628	6.55%
—Euro	108,197	6,362	5.88%	79,444	5,214	6.56%	105,737	7,095	6.71%
—Non Euro	10,671	370	3.47%	10,395	507	4.88%	10,725	533	4.97%
Interest earning deposits and loans to credit institutions	12,120	399	3.29%	15,388	654	4.25%	20,497	885	4.32%
—Euro	11,421	386	3.38%	13,417	564	4.20%	18,437	788	4.27%
—Non Euro	699	13	1.86%	1,971	90	4.57%	2,060	97	4.71%
Reverse repurchase agreements	5,992	185	3.09%	2,798	126	4.50%	2,798	126	4.50%
—Euro	5,264	173	3.29%	2,201	98	4.45%	2,201	98	4.45%
—Non Euro	728	12	1.65%	597	28	4.69%	597	28	4.69%
Trading accounts securities and investment	17,351	750	4.32%	14,563	743	5.10%	21,326	1,049	4.92%
—Euro	13,022	599	4.60%	10,253	507	4.94%	16,806	801	4.77%
—Non Euro	4,329	151	3.49%	4,310	236	5.48%	4,520	248	5.49%
Other interest-earning assets from Banco di Napoli(3)	2,735	100	3.66%	3,874	196	5.06%	3,874	196	5.06%
Total interest-earning assets	157,066	8,166	5.20%	126,462	7,440	5.88%	164,957	9,884	5.99%
—Euro	140,639	7,620	5.42%	109,189	6,579	6.03%	147,055	8,978	6.11%
—Non Euro	16,427	546	3.32%	17,273	861	4.98%	17,902	906	5.06%
Non-interest-earning assets	50,299			45,047			50,778

Total assets	207,365			171,509			215,735

(1)
Total interest income varies by €527 million and €576 million from income as shown in the consolidated financial statements for the years ended December 31, 2002 and 2001, respectively, due to the following differences:

a.
reclassification of interest income of Banca IMI that relates to securities dealing activities of €447 million and €538 million in 2002 and 2001, respectively;

b.
reclassification of interest income (and expense) on derivatives contracts hedging interest rate risk, which in the consolidated financial statements are netted together, but which in the above table are netted against interest income (or expense) of the respective assets or liabilities hedged by the derivatives. Such amounts decrease interest income and increase interest expense by €80 million and €42 million in 2002 and 2001, respectively; and

c.
reclassification of certain dividends from investments in which Sanpaolo IMI has a less than 20% stake of €(4) million in 2001.

(2)
The average balance of non-accruing loans is included in the average balance of loans and leases to non-credit institutions.

(3)
This line item comprises the credits from SGA. SGA is the company established to recover non-performing loans of Banco di Napoli. See Note 19 to the Consolidated Financial Statements at page F-117 below.

	Year ended at December 31,
	2002			2001			2001 pro forma
LIABILITIES	Average Balance	Interest(1)	Average Rate	Average Balance	Interest(1)	Average Rate	Average balance	Interest	Average Rate
	(millions of €, except percentages)
Liabilities and Shareholders' Equity:
Interest-bearing liabilities
Short-term borrowings and medium and long term debt from non-credit institutions	66,888	1,022	1.53%	52,586	1,319	2.51%	64,677	1,578	2.44%
—Euro	60,742	866	1.43%	45,291	1,032	2.28%	56,810	1,258	2.21%
—Non-Euro	6,146	156	2.54%	7,295	287	3.93%	7,867	320	4.07%
Deposits, short-term borrowings and medium and long-term debt from credit institutions	19,643	596	3.03%	18,014	847	4.70%	27,171	1,291	4.75%
—Euro	12,792	416	3.25%	10,725	514	4.79%	19,862	956	4.81%
—Non-Euro	6,851	180	2.63%	7,289	333	4.57%	7,309	335	4.58%
Repurchase agreement	8,671	290	3.34%	7,109	313	4.40%	9,597	421	4.39%
—Euro	8,671	290	3.34%	7,109	313	4.40%	9,597	421	4.39%
—Non-Euro	—	—	n.a.	—	—	n.a.	—	—	n.a.
Securities and subordinated liabilities(2)	54,085	2,485	4.59%	42,035	2,173	5.17%	52,634	2,635	5.01%
—Euro	51,864	2,406	4.64%	39,225	2,017	5.14%	49,824	2,479	4.98%
—Non-Euro	2,221	79	3.56%	2,810	156	5.55%	2,810	156	5.55%
Total interest-bearing liabilities	149,287	4,393	2.94%	119,744	4,652	3.88%	154,079	5,925	3.85%
—Euro	134,069	3,978	2.97%	102,350	3,876	3.79%	136,093	5,114	3.76%
—Non-Euro	15,218	415	2.73%	17,394	776	4.46%	17,986	811	4.51%
Non-interest-bearing liabilities:
Other liabilities	46,853			43,255			50,119
Minority interest in consolidated subsidiaries	490			742			843
Total non-interest-bearing liabilities	47,343			43,997			50,962
Shareholders' equity:
Common shares	5,144			3,931			5,144
Other shareholders' equity	5,591			3,837			5,550
Total shareholders' equity(3)	10,735			7,768			10,694

Total liabilities and shareholders' equity	207,365			171,509			215,735

(1)
Total interest expense varies by €562 million and €674 million from expense as shown in the Consolidated Financial Statements for the years ended December 31, 2002 and 2001, respectively, due to the following differences:

a.
reclassification of interest expense of Banca IMI that relates to securities dealing activities of €482 million and €632 million in 2002 and 2001, respectively; and

b.
reclassification of interest income (and expense) on derivatives contracts hedging interest rate risk, which in the consolidated financial statements are netted together, but which in the above table are netted against interest income (or expense) of the respective assets or liabilities hedged by the derivatives. Such amounts decrease interest income and increase interest expense by €80 million and €42 million in 2002 and 2001, respectively.

(2)
This item comprises debt securities and subordinated debt.

(3)
Average shareholders' equity includes net income.

  Change in Net Interest Income—Volume and Rate Analysis

        The following table shows the allocation, by category of interest-earning assets and interest-bearing liabilities and by currency, of changes in the Group's net interest income among changes in average volume, changes in average rate and changes in volume/rate for the year ended December 31, 2002 compared to the year December 31, 2001 pro forma. In addition, this table reconciles the differences between this information for the year ended December 31, 2001 and 2001 pro forma. This table supplements the tables presented in Item 3. "B. Selected Statistical Information—Change in Net Interest Income—Volume and Rate Analysis" on page 23 above and is presented here solely to show the comparison between 2002 and 2001 excluding the impact of the Cardine merger and the other changes in the scope of consolidation.

	Year ended December 31,
	2002/2001 pro forma				2001/2001 pro forma
	Increase/(decrease) due to changes in				Increase/(decrease) due to changes in
	Volume(1)	Rate(2)	Volume /Rate(3)	Net Change(4)	Volume(1)	Rate(2)	Volume /Rate(3)	Net Change(4)
	(millions of €)
Interest income
Loans and leases to non-credit institutions	158	(1,037)	(17)	(896)	(1,744)	(210)	47	(1,907)
—Euro	165	(878)	(20)	(733)	(1,764)	(159)	42	(1,881)
—Non Euro	(3)	(161)	1	(163)	(16)	(10)	0	(26)
Interest-earning deposits and loans to credit institutions	(362)	(211)	87	(486)	(221)	(14)	4	(231)
—Euro	(300)	(164)	62	(402)	(214)	(13)	3	(224)
—Non Euro	(64)	(59)	39	(84)	(4)	(3)	0	(7)
Reverse repurchase agreements	144	(39)	(46)	59	0	0	0	0
—Euro	136	(26)	(35)	75	0	0	0	0
—Non Euro	6	(18)	(4)	(16)	0	0	0	0
Trading account securities and investment	(196)	(128)	25	(299)	(333)	38	(11)	(306)
—Euro	(180)	(29)	7	(202)	(313)	29	(10)	(294)
—Non Euro	(10)	(90)	3	(97)	(12)	0	0	(12)
Other interest earnings from Banco di Napoli(5)	(58)	(54)	16	(96)	0	0	0	0
Total interest income	(473)	(1,303)	58	(1,718)	(2,306)	(181)	43	(2,444)
—Euro	(392)	(1,015)	49	(1,358)	(2,314)	(118)	33	(2,399)
—Non Euro	(75)	(311)	26	(360)	(32)	(14)	1	(45)
Interest expense
Short-term borrowings and medium and long-term debt from non-credit institutions	54	(589)	(21)	(556)	(295)	45	(9)	(259)
—Euro	87	(443)	(36)	(392)	(255)	40	(11)	(226)
—Non Euro	(70)	(120)	26	(164)	(23)	(11)	1	(33)
Deposits, short-term borrowings and medium and long-term debt from credit institutions	(358)	(467)	130	(695)	(435)	(14)	5	(444)
—Euro	(340)	(310)	110	(540)	(439)	(4)	1	(442)
—Non Euro	(21)	(143)	9	(155)	(1)	(1)	0	(2)
Repurchase agreements	(41)	(101)	11	(131)	(109)	1	0	(108)
—Euro	(41)	(101)	11	(131)	(109)	1	0	(108)
—Non Euro	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Securities and subordinated liabilities(6)	73	(221)	(2)	(150)	(531)	84	(15)	(462)
—Euro	102	(169)	(6)	(73)	(528)	80	(14)	(462)
—Non Euro	(33)	(56)	12	(77)	0	0	0	0
Total interest expense	(184)	(1,402)	54	(1,532)	(1,322)	46	3	(1,273)
—Euro	(76)	(1,075)	15	(1,136)	(1,269)	41	(10)	(1,238)
—Non Euro	(125)	(320)	49	(396)	(27)	(9)	1	(35)

(1)
Volume: corresponds to the average balance for the year minus the average balance for the previous year, multiplied by the average yield for such year.

(2)
Rate: corresponds to the average yield for the year minus the average yield for the previous year, multiplied by the average balance for such year.

(3)
Volume/Rate: corresponds to "Net Change" minus "Volume" and minus "Rate".

(4)
Net Change: corresponds to the interest for the year minus the interest for the previous year.

(5)
This line item comprises the credits from SGA. SGA is the company established to recover non-performing loans of Banco di Napoli. See Note 19 to the Consolidated Financial Statements at page F-117 below.

(6)
This item comprises senior debt securities and subordinated debt.

  Net Commissions (and Other Dealing Revenues)

        The following tables set forth the Group's net commissions for the year ended December 31, 2002, 2001 and 2001 pro forma, based on its audited and reclassified (which include other dealing revenues) income statements.

Audited Consolidated Statement of Income

		2002	2001	2001 pro forma	% 2002/2001
		(millions of €)		(unaudited)
40.	Commission income	3,467	3,312	3,849	4.7
50.	Commission expense	(671)	(714)	(803)	(6.0)

		2,796	2,598	3,046	7.6

        Net commissions for the year ended December 31, 2002, were €2,796 million, an increase of 7.6% compared to 2001. The increase was due to an increase of 17.8%, or €462 million, in net commissions attributable to the Cardine Activities, offset in part by a decrease of 10.2%, or €264 million, attributable to the former Sanpaolo IMI Group (excluding the Cardine Activities).

        The results of the former Sanpaolo IMI Group (excluding the Cardine Activities) were affected by the generally negative trend in the performance of financial markets, which adversely affected asset management and securities brokerage revenues. In particular, commissions from asset management, securities brokerage and advisory services decreased by 15.7% to €1,492 million in 2002 from €1,770 million in 2001. This decrease was attributable to the fall in the value of assets under management resulting from the negative performance of equity markets generally and a shift in customers' financial assets towards shorter-term and lower-risk investments, partly offset by a 9.1% increase in fees from deposits and current accounts.

        Commissions from asset management, securities brokerage and advisory services represented approximately 59.8% of total net commissions compared to 68.1% in 2001. The ratio of net commissions to administrative costs was 60.2% for the year ended December 31, 2002, a decrease from 72.2% in 2001. The ratio of net commissions to payroll costs decreased to 97.9% in 2002 from 117.0% in 2001.

        Commissions from asset management, securities brokerage and advisory services decreased by 14.5% from €1,957 million in 2001 pro forma. The proportion of total net commissions represented by asset management commissions decreased from 64.2% in 2001 pro forma to 59.8% in 2002. Compared to 2001 pro forma, fees from deposits and current accounts increased by 13.8% to €438 million from €385 million.

Reclassified Consolidated Statement of Income

		2002	2001	2001 pro forma	% 2002/2001
		(millions of €)		(unaudited)
40.	Commission income	3,467	3,312	3,849	4.7
50.	Commission expense	(671)	(714)	(803)	(6.0)
70.a)	Income from merchant banking activities, other income from leasing activities(1)	27	17	17	58.8
110.a)	Loss from merchant banking activities, other charges on the leasing activities(2)	(14)	(7)	(7)	100.0

	Net commissions and other dealing revenues	2,809	2,608	3,056	7.7

(1)
This item is made up of the following components of Item 70. "Other operating income": income from sale of merchant banking activities, other income from leasing activities.

(2)
This item is made up of the sum of the following components of Item 110. "Other operating expenses": losses from sale of merchant banking activities and other charges from leasing activities, for the part, within those components, that expressly refers to commission expenses.

        On the basis of the reclassified consolidated statement of income, in 2002, net commissions and other dealing revenues increased from €2,608 million to €2,809 million (a 7.7% increase). Except for the immaterial impact of our merchant banking and leasing activities, the components of and reasons for this increase are the same as discussed under our audited income statement above.

        Compared to the reclassified pro forma results for 2001, net commissions and other dealing revenues in 2002 decreased by 8.1% from €3,056 million.

  Profits on Financial Transaction, Dividends on Shares and Equity Investments, and Income from Companies Carried at Equity

        The following tables set forth the Group's profits on financial transactions, dividends on shares and equity investments, and income from companies carried at equity for the years ended December 31, 2002, 2001 and 2001 pro forma, based on its audited and reclassified income statements.

Audited Consolidated Statement of Income

		2002	2001	2001 pro forma	% 2002/2001
		(millions of €)		(unaudited)
30.	Dividends and other revenues:	565	397	425	42.3
a)	from shares, capital quotas and other equities	410	263	273	55.9
b)	from equity investments	155	134	152	15.7
60.	Profits (losses) on financial transactions	(98)	105	121	(193.3)
170.	Income (losses) from investments carried at equity	137	79	82	73.4

		604	581	628	4.0

        In 2002, profits on financial transactions, dividends on shares and equity investments, and income from companies carried at equity increased by 4.0% to €604 million from €581 million in 2001.

        Profits on financial transactions and dividends on shares and other equities in 2002 were €312 million, a 15.2% decrease compared to 2001. The results were adversely affected by losses on financial transactions, only partially offset by an increase from dividends and other revenues from shares and other equities. The dividends and other revenues from shares and other equities, as well as the losses on financial transactions, reflect the securities, foreign exchange and derivatives dealing activities of the Group.

        Income from companies carried at equity and dividends and other revenues from equity investments (which represent income from minority shareholdings) were €292 million for the year ended December 31, 2002, an increase of 37.1% compared to 2001. This item consisted of:

  •
  dividends paid by companies outside the scope of consolidation, amounting to €155 million, an increase of 15.7% compared to 2001, primarily due to the merger with Cardine. These dividends included:

  •
  €51 million distributed by Cardine Banca (relating to Sanpaolo IMI's equity stake in Cardine Banca prior to the Cardine merger);

  •
  €36 million distributed by Santander Central Hispano;

  •
  €12 million distributed by the Bank of Italy;

  •
  €10 million distributed by CDC Ixis;

  •
  €5 million distributed by Beni Stabili S.p.A.; and

  •
  €18 million from dividends on equity investments held by IMI Investimenti; as well as;

  •
  income from companies carried at equity, amounting to €137 million, an increase of 73.4% compared to 2001. This increase was attributable to the significant growth of the Group's life insurance companies, Sanpaolo Vita and Sanpaolo Life (which contributed €70 million) and banks over which the Group has a significant influence, Cassa di Risparmio di Firenze and Cassa dei Risparmi di Forlì (which together contributed €26 million).

Reclassified Consolidated Statement of Income

		2002	2001	2001 pro forma	% 2002/2001
		(millions of €)		(unaudited)
30.a)	Dividends and other revenues from shares, capital quotas and other equities	410	263	273	55.9
60.	Profits (losses) on financial transactions	(98)	105	121	(193.3)
60.a)	Writedowns to securities considered as adjustments to loans	9	—	—	—
10.a)	Interest margin of Banca IMI Group	(35)	(94)	(94)	(62.8)

	Profits (losses) on financial transactions and dividends on shares	286	274	300	4.4

30.b)	Dividends and other revenues from equity investments	155	134	152	15.7
30.c)	Dividends from equity investments under 20% of stake, treated as interest	—	(4)	(4)	(100.0)
30.d)	Dividends from equity investments considered as extraordinary income(1)	—	(2)	(2)	(100.0)
170.	Income (losses) from investments carried at equity	137	79	82	73.4
	Profits (losses) of companies carried at equity and dividends on equity investments	292	207	228	41.1

		578	481	528	20.2

(1)
In 2001, this item consisted of a €2 million reimbursement of the amount paid by Sanpaolo IMI in connection with the Cardine merger for Cardine reserves which were distributed to Cardine shareholders.

        On the basis of the reclassified consolidated statement of income, in 2002, profits on financial transactions, dividends on shares and equity investments, and income from companies carried at equity increased from €481 million to €578 million (a 20.2% increase). Except for the impact of reclassifying Banca IMI's net interest income, which amounted to negative €(35) million in 2002 compared with negative net interest income of €(94) million in 2001, the reasons for and components of this increase are the same as discussed under our audited income statement above.

        Compared to the Group's reclassified pro forma results for the year ended December 31, 2001, profits on financial transactions, dividends on shares and equity investments, and income from companies carried at equity in 2002 increased by 9.5% from €528 million.

  Operating Expenses

        The following table sets forth the principal components of the Group's operating expenses for the years ended December 31, 2002, 2001 and 2001 pro forma, based on its audited and reclassified income statements.

Audited Consolidated Statement of Income

		2002	2001	2001 pro forma	% 2002/2001
		(millions of €)		(unaudited)
80.	Administrative costs	(4,648)	(3,600)	(4,647)	29.1
a)	payroll	(2,856)	(2,221)	(2,862)	28.6
b)	other	(1,792)	(1,379)	(1,785)	29.9
	other administrative costs	(1,528)	(1,180)	(1,519)	29.5
	other indirect taxes	(264)	(199)	(266)	32.7
70.	Other operating income	422	280	419	50.7
110	Other operating expenses	(50)	(36)	(56)	38.9
90.	Adjustments to intangible and tangible fixed assets	(753)	(543)	(651)	38.7

		(5,029)	(3,899)	(4,935)	29.0

        Operating expenses for the year ended December 31, 2002 were €5,029 million, an increase of 29.0% compared to 2001, primarily due to the consolidation of Cardine's operating expenses as a result of the merger with Cardine (€1,016 million).

        Payroll costs in 2002 increased by 28.6% to €2,856 million from €2,221 million in 2001. This increase was due primarily to the Cardine Activities (€633 million). Payroll costs for the former Sanpaolo IMI Group (excluding the Cardine Activities) remained substantially stable. This result was achieved despite contractual pay increases resulting from the renewal of the national collective labor agreement governing the Italian banking sector, due to a reduction in the number of employees of the Parent Bank, including the former Banco di Napoli (which was merged into the Parent Bank on December 31, 2002).

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

        Adjustments to the value (depreciation and amortization) of tangible and intangible fixed assets in 2002 amounted to €753 million, a 38.7% increase from €543 million in 2001. Adjustments other than those due to goodwill, merger and consolidation differences totaled €541 million in 2002 compared with €393 million in 2001. The €148 million increase was due to the Cardine Activities (€81 million), while the balance (€67 million) was attributable to capital expenditures made to strengthen and specialize the Group's commercial network, and capital expenditures to improve and integrate the Group's information technology systems.

        Amortization of goodwill and positive differences arising on consolidation and on application of the equity method amounted to €212 million in 2002, a 41.3% increase from €150 million in 2001. The increase was primarily due to an impairment charge of €45 million to goodwill relating to Banca Fideuram's French subsidiary, Fideuram Wargny, to reflect the negative performance of financial markets and a more prudent valuation of Fideuram Wargny's financial prospects.

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

Reclassified Consolidated Statement of Income

		2002	2001	2001 pro forma	% 2002/2001
		(millions of €)		(unaudited)
80.	Administrative costs
a)	payroll	(2,856)	(2,221)	(2,862)	28.6
b)	other	(1,792)	(1,379)	(1,785)	29.9
	other administrative costs	(1,528)	(1,180)	(1,519)	29.5
	other indirect taxes	(264)	(199)	(266)	32.7

	Total administrative costs	(4,648)	(3,600)	(4,647)	29.1
70.b)	Other operating income(1)	395	263	402	50.2
110.b)	Other operating expenses(2)	(37)	(29)	(49)	27.6
90.	Adjustments to intangible and tangible fixed assets	(753)	(543)	(651)	38.7
90.a)	Adjustments to goodwill, merger and consolidation differences	212	150	172	41.3
90.b)	Adjustments to fixed assets considered as extraordinary expenses	31	—	—	—

	Adjustments to intangible and tangible fixed assets other than to goodwill, merger and consolidation differences	510	393	479	29.8

	Operating expenses	(4,800)	(3,759)	(4,773)	27.7

(1)
This item is made up of the sum of Item 70. "Other operating income" less Item 70.a) "income from sale of merchant banking activities, other income from leasing activities".

(2)
This item is made up of the sum of Item 110. "Other operating expenses" less Item 110.a) "Loss from merchant banking activities, other charges from leasing activities".

        On the basis of the reclassified consolidated statement of income, in 2002 operating expenses increased from €3,759 million to €4,800 million (a 27.7% increase). In terms of administrative costs, the components of and reasons for this increase are the same as discussed under our audited income statement above. Except for the immaterial impact of reclassifying the income and losses from our merchant banking and leasing activities under "Net Commissions (and Other Dealing Revenues)" discussed above, and the impact of reclassifying adjustments to goodwill and merger and consolidation differences under "Net Value Adjustments and Provisions for Loan Losses" discussed below, the components of and reasons for the increase in adjustments to the value of tangible and intangible fixed assets are the same as discussed under our audited income statement above.

        Compared to the reclassified pro forma results for 2001, operating expenses in 2002 remained virtually flat, increasing by 0.6% to €4,800 million from €4,773 million in 2001.

  Net Value Adjustments and Provisions for Loans Losses

        The following tables set forth the principal components of the Group's net value adjustments to loans and financial fixed assets and provisions for loan losses for the years ended December 31, 2002, 2001 and 2001 pro forma, on the basis of its audited and reclassified income statements.

Audited Consolidated Statement of Income

		2002	2001	2001 pro forma	% 2002/2001
		(millions of €)		(unaudited)
100.	Provisions for risks and charges	(261)	(136)	(214)	91.9
120.	Adjustments to loans and provisions for guarantees and commitments	(889)	(636)	(892)	39.8
130.	Writebacks of adjustment to loans and provisions for guarantees and commitments	320	278	374	15.1
140.	Provisions to the allowance for probable loan losses	(27)	(11)	(23)	145.5
150.	Adjustment to financial fixed assets	(569)	(235)	(255)	142.1
160.	Writebacks of adjustment to financial fixed assets	8	2	2	300.0

		(1,418)	(738)	(1,008)	92.1

        Provisions for risks and charges and net adjustments to loans and financial fixed assets for the year ended December 31, 2002, amounted to €1,418 million, a 92.1% increase from €738 million in 2001. This increase was due in part to the consolidation of Cardine's results (€291 million) with those of Sanpaolo IMI as a result of the merger with Cardine, but also to the adverse impact of the weak economy on the Group's general credit risk profile, specific loans and the value of certain equity investments.

        The main components of the €1,418 million total were as follows:

  •
  €261 million of provisions for risks and charges, an increase of 91.9% from €136 million in 2001. This increase was due to higher potential charges and the Cardine merger (which accounted for €27 million). Of the total:

  •
  €68 million related to risks in connection with the sale and distribution of financial products;

  •
  €58 million related to claims made against the Group in legal and bankruptcy proceedings;

  •
  €40 million related to probable losses arising from the renegotiation of subsidized home mortgage loans;

  •
  €95 million related to personnel and other probable or potential liabilities, which includes the provisions made by Sanpaolo IMI, on the basis of an independent actuarial report, in order to cover deficits of an independent supplementary pension fund, an entity which supplements Sanpaolo IMI's compulsory pension fund, as well as accruals for other welfare and social contributions and other provisions made on a mathematical/actuarial basis to cover bonuses and other amounts payable to employees;

  •
  €596 million of net negative adjustments to loans and provisions for guarantees and commitments, which are reserves against the Group's loan and guarantee portfolio net of write-backs, an increase of 61.5% from €369 million in 2001. This increase was due to the Cardine Activities (€265 million) as well as adjustments to the net carrying amount of specific accounts included in doubtful loans and an increase in the coverage of the inherent risk of the performing loans and guarantees portfolio. With respect to the reserves against performing loans, based on the Group's credit risk management portfolio model, the level of allowances for probable loan losses, the uncertain state of the economy and the general quality of the credit portfolio, the reserves were increased to €1,064 million at December 31, 2002, compared to €700 million at the end of the prior year. This resulted in an increase in the coverage of the performing loan portfolio (excluding the loan to SGA) by reserves to 0.90% from 0.75% at the end of 2001;

  •
  €561 million of net negative adjustments to financial fixed assets, an increase of 140.8% from €233 million in 2001. This increase was primarily attributable to the write-down of the Group's equity investments in Santander Central Hispano and Fiat. With respect to Santander Central Hispano, the write-down amounted to €399 million and reflected a valuation of the Group's stake at €6.5 per share, the average price of Santander Central Hispano's ordinary shares in the second half of 2002. With respect to Fiat, the write-down amounted to €82 million and reflected a valuation of the Group's stake at €8.7 per share, the average price of Fiat's ordinary shares in December 2002.

Reclassified Consolidated Statement of Income

		2002	2001	2001 pro forma	% 2002/2001
		(millions of €)		(unaudited)
90.a)	Adjustments to goodwill, merger and consolidation differences(1)	(212)	(150)	(172)	41.3
100.	Provisions for risks and charges	(261)	(136)	(214)	91.9
120.	Adjustments to loans and provisions for guarantees and commitments	(889)	(636)	(892)	39.8
60.a)	Writedowns to securities considered as adjustments to loans and other	(8)	1	1	n.a.
130.	Writebacks of adjustment to loans and provisions for guarantees and commitments	320	278	374	15.1
140.	Provisions to the allowance for probable loan losses	(27)	(11)	(23)	145.5

	Adjustments to loans and provisions for guarantees and commitments, net	(604)	(368)	(540)	64.1

150.	Adjustment to financial fixed assets	(569)	(235)	(255)	142.1
160.	Writebacks of adjustment to financial fixed assets	8	2	2	300.0

	Adjustment to financial fixed assets, net	(561)	(233)	(253)	140.8

	Net value adjustment and provisions for loan losses and equity in earnings of unconsolidated subsidiaries	(1,426)	(737)	(1,007)	93.5

(1)
This item refers to certain components of Item 90. "Adjustments to intangible and tangible fixed assets": amortization of goodwill arising on application of equity method, amortization of merger differences, amortization of goodwill and amortization of goodwill arising on consolidation.

        On the basis of the reclassified consolidated statement of income, in 2002, net value adjustments and provisions for loan losses increased by 93.5% to €1,426 million from €737 million. The components of and reasons for this increase are the same as discussed under our audited income statement above. In addition, adjustments to goodwill and merger and consolidation differences amounted to €212 million, a 41.3% increase from €150 million in 2001. The components of and reasons for this increase are the same as discussed under "Operating Expenses" under our audited income statement above.

        Compared to the reclassified pro forma results for 2001, net value adjustments and provisions for loan losses in 2002 increased by 41.6% from €1,007 million.

  Net extraordinary income

        The following tables set forth the Group's net extraordinary income for the years ended December 31, 2002, 2001 and 2001 pro forma, on the basis of its audited and reclassified income statements.

Audited Consolidated Statement of Income

		2002	2001	2001 pro forma	% 2002/2001
		(millions of €)		(unaudited)
190.	Extraordinary income	575	660	701	(12.9)
200.	Extraordinary expenses	(248)	(269)	(288)	(7.8)

		327	391	413	(16.4)

        Net extraordinary income for the year ended December 31, 2002 was €327 million, a decrease of 16.4% from €391 million in 2001.

        Net extraordinary income in 2002 included:

  •
  €149 million in capital gains from the sale of various equity stakes, including €62 million from the sale of an 8.6% stake in Cardine to Compagnia di San Paolo and minority shareholders of IMI Investimenti, €24 million from the sale of a stake in Monte Titoli (the Italian clearance and settlement system), €15 million from the sale of a stake in Banca Fideuram, €12 million from the sale of a stake in Euronext Paris, €7 million from the sale of a stake in ENI, €6 million from the sale of a stake in Cedel International S.A., and €7 million from the sale of stake in Finor D.O.O.; and

  •
  €147 million from the release of allowances considered to be in excess on the basis of the most recent actuarial estimates, real estate proceeds and sales, tax reimbursements and other minor contingent assets.

        An extraordinary expense of €96 million was incurred in connection with the sale of derivative products related to the sale of the Group's equity stake in Banca Agricola Mantovana.

Reclassified Consolidated Statement of Income

		2002	2001	2001 pro forma	% 2002/2001
		(millions of €)		(unaudited)
190.	Extraordinary income	575	660	701	(12.9)
200.	Extraordinary expenses	(248)	(269)	(288)	(7.8)
30.d)	Dividends from equity investments considered as extraordinary income	—	2	2	(100.0)
90.b)	Adjustments to fixed assets considered as extraordinary expenses and other	(31)	(1)	(1)	n.a.

	Net extraordinary income	296	392	414	(24.5)

        On the basis of the restated consolidated statement of income, in 2002, net extraordinary income decreased from €392 million to €296 million (a 24.5% decrease). Except for the impact of adjustments to fixed assets considered as extraordinary expenses, which related to a €9 million write-down in the value of IMIWEB Bank in light of its disposal and a €22 million adjustment representing the acceleration of depreciation of Banco di Napoli assets to align their depreciation with Sanpaolo IMI's depreciation policy, the components of and reasons for this decrease are the same as discussed under our audited income statement above.

        Compared to the reclassified pro forma results for 2001, net extraordinary income in 2002 decreased by 28.5% from €414 million.

  Minority Interest in Income of Consolidated Subsidiaries

        The following table sets forth the minority interest in income of consolidated subsidiaries for the years ended December 31, 2002, 2001 and 2001 pro forma, on the basis of the Group's audited income statement.

Audited Consolidated Statement of Income

		2002	2001	2001 pro forma	% 2002/2001
		(millions of €)		(unaudited)
250.	Minority interests	(43)	(101)	(106)	(57.4)

        Minority interests related to consolidated subsidiaries were €43 million in 2002 compared to €101 million in 2001, primarily due to the lower net income attributable to minority shareholders and the purchase of Banco di Napoli savings shares.

  Income Taxes

        The following table sets forth the Group's income taxes for the years ended December 31, 2002, 2001 and 2001 pro forma, on the basis of its audited income statement.

Audited Consolidated Statement of Income

		2002	2001	2001 pro forma	% 2002/2001
		(millions of €)		(unaudited)
240.	Income taxes	(450)	(318)	(517)	41.5

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

  Net Income

        The following table sets forth the Group's net income for the years ended December 31, 2002, 2001 and 2001 pro forma, on the basis of its audited income statement.

Audited Consolidated Statement of Income

	2002	2001	2001 pro forma	% 2002/2001
	(millions of €)		(unaudited)
Net income	889	1,203	1,376	(26.1)

        In 2002, Sanpaolo IMI's board of directors decided to utilize €364 million of the Group's reserves for general banking risks. This decision was also made to take full advantage of a tax credit that had accrued to Sanpaolo IMI.

        As a result of this write-back, net income for the year ended December 31, 2002, amounted to €889 million, a decrease of 26.1% compared to the year ended December 31, 2001. Without the write-back, net income for 2002 would have been €525 million, a decrease of 56.4% compared to 2001.

4. Results of Operations by Business Sector for the Three Years Ended December 31, 2003

        As explained more fully under "Presentation of Results" on page 100 above, the following discussion is based on our reclassified income statement, the only basis upon which management prepares operating results by Business Sector".

  Criteria for Preparing Business Sector Income Statements and Profitability

        The statement of income of the Business Sectors is the result of the statements of income of the Business Areas that make up each Business Sector. The statements of income of the Business Areas were prepared as follows:

  •
  for Sanpaolo Network and Consumer Banking, Large Groups and Structured Finance and Foreign Network, the Business Areas whose business is carried out both by the Parent Bank and its subsidiaries, the accounts of the Parent Bank attributable to the relevant Business Area were consolidated with the income statement line items of the relevant subsidiaries. The attribution to individual Business Areas of Parent Bank line items was made on the basis of the following principles:

  •
  net interest income was calculated using appropriate internal transfer rates between each Business Area and the Group's Treasury function; and

  •
  in addition to effective commissions, notional commissions for services rendered by one Business Area to another were quantified based on the Group's internal transfer pricing standards;

  •
  for the former Cardine bank networks, Banca OPI, Other Italian Networks, Tax Collection, Banca Fideuram, Sanpaolo IMI Wealth Management, Eptafund, Banca IMI, Sanpaolo IMI Private Equity, Sanpaolo IMI Internazionale and IMI Investimenti, the Business Areas whose business is carried out entirely by subsidiaries of the Parent Bank, reference was made to the income statements of the subsidiaries themselves, in addition to their contribution to the Group's consolidated net income, which was calculated net of minority interest and intercompany adjustments.

        As with the statement of income, the capital of each Business Sector is the result of the sum of the capital of the Business Areas that make up the Business Sector. The allocation of capital to each Business Area was made in accordance with the following criteria:

  •
  for those Business Areas whose business is carried out both by the Parent Bank and by its subsidiaries, the average economic capital of the Parent Bank was consolidated with that of the subsidiaries. The capital is measured according to Value at Risk analysis or VaR. Distinctions are made among the different types of risk: credit risk, market risks and operational risks; and

  •
  for those Business Areas whose business is carried out exclusively by subsidiaries of the Parent Bank, reference is made to the average net shareholders' equity (including net income for the year).

        Finally, the profitability of each Business Area was calculated as follows:

  •
  for those Business Areas whose business is carried out both by the Parent Bank and by its subsidiaries, profitability is expressed in terms of RORAC (Return on Risk Adjusted Capital), dividing the Business Area's contribution to net income of the Group by its economic capital quantified according to VaR; and

  •
  for those Business Areas whose business is carried out exclusively by subsidiaries of the Parent Bank, profitability is expressed in terms of RoE (Return on Equity), dividing the Business Area's contribution to net income of the Group by its average net shareholders' equity (including net income for the year), in accordance with the same methodology used to calculate RoE for the Group.

Net Income by Business Sectors in 2003
(millions of €)

Allocated Capital by Business Sector in 2003
(millions of €)

  Operating Results of the Business Sectors

        The following tables show the statements of income, operating structure and the profitability ratios attributable to the Business Sectors for the years ended December 31, 2003, 2002, 2002 pro forma and 2001 pro forma. No income statement by Business Sector is presented for 2001 on a non pro forma basis because the Cardine merger produced a substantial reorganization of our Business Sectors in 2002, and thus 2001 figures would not provide a meaningful comparison with those for 2002.

        In addition, we present tables showing comparisons between the results for 2003 compared with 2002 on a pro forma basis, and the results for 2002 compared with 2001 on a pro forma basis. For purposes of these comparative tables, the 2002 pro forma figures assume that changes to the organizational structure of the Business Sectors in 2003 had occurred on January 1, 2002; and the 2001 pro forma figures assume that changes to the organizational structure of the Business Sectors in 2002 had occurred on January 1, 2001.

Reclassified Statement of Income by Business Sector

Year ended December 31, 2003	Domestic Banking Networks	Personal Financial Services	Wealth Management and Financial Markets	International Activities	Central Functions	Group total
	(millions of €) (unaudited)
Statement of Income Data:
Net interest income	3,557	51	5	102	1	3,716
Net commissions and other net dealing revenues	2,299	479	231	61	(34)	3,036
Profits and losses from financial transactions and dividends on shares	127	26	222	10	62	447
Profits from companies carried at equity and dividends from shareholdings	50	37	103	—	93	283
Net interest and other banking income	6,033	593	561	173	122	7,482
Administrative costs	(3,687)	(321)	(256)	(82)	(264)	(4,610)
—personnel	(2,161)	(148)	(121)	(43)	(368)	(2,841)
—other administrative costs	(1,449)	(150)	(133)	(37)	257	(1,512)
—indirect taxes	(77)	(23)	(2)	(2)	(153)	(257)
Other operating income, net	200	24	19	1	85	329
Adjustments to tangible and intangible fixed assets	(65)	(42)	(23)	(10)	(344)	(484)
Operating income	2,481	254	301	82	(401)	2,717
Adjustments to goodwill and merger and consolidation differences	—	(2)	(16)	—	(140)	(158)
Provisions and net adjustments to loans and financial fixed assets	(812)	(33)	(16)	(18)	20	(859)
—provisions for risks and charges	(112)	(31)	(8)	(3)	(41)	(195)
—net adjustments to loans and provisions for guarantees and commitments	(697)	(2)	(1)	(11)	(13)	(724)
—net adjustments to financial fixed assets	(3)	—	(7)	(4)	74	60
Income before extraordinary items	1,669	219	269	64	(521)	1,700
Net extraordinary income (expense)	51	(6)	1	(2)	(76)	(32)
Income before taxes	1,720	213	270	62	(597)	1,668
Income taxes for the period	(735)	(34)	(54)	(21)	187	(657)
Change in reserves for general banking risks	12	—	(2)	—	(1)	9
Income attributable to minority interests	(24)	(47)	—	(1)	24	(48)
Net income	973	132	214	40	(387)	972
Other Data:
Average Allocated Capital	7,677	737	1,361	313	761	10,849
Ratios	(percentages)
Profitability (RoE, RORAC)	12.7	17.9	15.7	12.8	—	9.0
Cost/Income ratio	59.0	55.1	47.8	51.7	—	61.9

Operating Structure

At December 31, 2003	Domestic Banking Networks	Personal Financial Services	Wealth Management and Financial Markets	International Activities	Central Functions	Group total
	(unaudited)
Employees	33,314	1,871	1,149	1,689	5,442	43,465
Financial planners	132	4,543	—	—	—	4,675
Italian branches	3,080	88	—	—	—	3,168
Foreign branches and representative offices	1	4	1	116	—	122

Reclassified Statement of Income by Business Sector

Year ended December 31, 2002	Domestic Banking Networks	Personal Financial Services	Wealth Management and Financial Markets	International Activities	Central Functions	Group total
			(millions of €) (unaudited)
Statement of Income Data:
Net interest income	3,525	70	6	210	(38)	3,773
Net commissions and other net dealing revenues	2,126	486	148	116	(67)	2,809
Profits and losses from financial transactions and dividends on shares	81	(9)	178	(4)	40	286
Profits from companies carried at equity and dividends from shareholdings	36	50	73	8	125	292
Net interest and other banking income	5,768	597	405	330	60	7,160
Administrative costs	(3,694)	(330)	(231)	(180)	(213)	(4,648)
—personnel	(2,159)	(141)	(103)	(105)	(348)	(2,856)
—other administrative costs	(1,461)	(165)	(125)	(69)	292	(1,528)
—indirect taxes	(74)	(24)	(3)	(6)	(157)	(264)
Other operating income, net	183	25	18	4	128	358
Adjustments to tangible and intangible fixed assets	(84)	(40)	(27)	(19)	(340)	(510)
Operating income	2,173	252	165	135	(365)	2,360
Adjustments to goodwill and merger and consolidation differences	(2)	(51)	(8)	—	(151)	(212)
Provisions and net adjustments to loans and financial fixed assets	(600)	(68)	(31)	(70)	(657)	(1,426)
—provisions for risks and charges	(115)	(66)	(5)	(4)	(71)	(261)
—net adjustments to loans and provisions for guarantees and commitments	(484)	(2)	(4)	(65)	(49)	(604)
—net adjustments to financial fixed assets	(1)	—	(22)	(1)	(537)	(561)
Income before extraordinary items	1,571	133	126	65	(1,173)	722
Net extraordinary income (expense)	(16)	15	9	10	278	296
Income before taxes	1,555	148	135	75	(895)	1,018
Income taxes for the period	(713)	(13)	(3)	(36)	315	(450)
Change in reserves for general banking risks	(7)	15	(2)	(1)	359	364
Income attributable to minority interests	(5)	(39)	(5)	2	4	(43)
Net income	830	111	125	40	(217)	889
Other Data:
Average Allocated Capital	7,544	786	1,268	789	348	10,735
Ratios	(percentages)
Profitability (RoE, RORAC)	11.0	14.1	9.9	5.1	—	8.3
Cost/Income ratio	62.2	55.6	60.3	57.8	—	65.1

Operating Structure

At December 31, 2002	Domestic Banking Networks	Personal Financial Services	Wealth Management and Financial Markets	International Activities	Central Functions	Group total
	(unaudited)
Employees	35,834	1,880	1,058	2,238	4,640	45,650
Financial planners	197	4,754	—	—	4	4,955
Italian branches	2,982	87	—	—	—	3,069
Foreign branches and representative offices	2	4	2	145	—	153

Reclassified Statement of Income by Business Sector

Year ended December 31, 2002 pro forma	Domestic Banking Networks	Personal Financial Services(1)	Wealth Management and Financial Markets	International Activities	Central Functions	Group total
	(millions of €) (unaudited)
Statement of Income Data:
Net interest income	3,444	70	8	109	22	3,653
Net commissions and other net dealing revenues	2,140	486	182	55	(68)	2,795
Profits and losses from financial transactions and dividends on shares	81	(9)	178	6	48	304
Profits from companies carried at equity and dividends from shareholdings	29	50	106	—	129	314
Net interest and other banking income	5,694	597	474	170	131	7,066
Administrative costs	(3,611)	(330)	(254)	(76)	(307)	(4,578)
—personnel	(2,138)	(141)	(114)	(42)	(379)	(2,814)
—other administrative costs	(1,402)	(165)	(138)	(32)	229	(1,508)
—indirect taxes	(71)	(24)	(2)	(2)	(157)	(256)
Other operating income, net	202	25	20	3	104	354
Adjustments to tangible and intangible fixed assets	(61)	(40)	(29)	(10)	(368)	(508)
Operating income	2,224	252	211	87	(440)	2,334
Adjustments to goodwill and merger and consolidation differences	—	(51)	(8)	—	(159)	(218)
Provisions and net adjustments to loans and financial fixed assets	(585)	(68)	(32)	(62)	(665)	(1,412)
—provisions for risks and charges	(113)	(66)	(5)	(4)	(73)	(261)
—net adjustments to loans and provisions for guarantees and commitments	(471)	(2)	(4)	(56)	(57)	(590)
—net adjustments to financial fixed assets	(1)	—	(23)	(2)	(535)	(561)
Income before extraordinary items	1,639	133	171	25	(1,264)	704
Net extraordinary income (expense)	(17)	15	10	10	302	320
Income before taxes	1,622	148	181	35	(962)	1,024
Income taxes for the period	(742)	(13)	(18)	(19)	349	(443)
Change in reserves for general banking risks	(7)	15	(2)	(1)	358	363
Income attributable to minority interests	(33)	(39)	(3)	2	30	(43)
Net income	840	111	158	17	(225)	901
Other Data:
Average Allocated Capital	7,338	786	1,222	365	1,135	10,846
Ratios	(percentages)
Profitability (RoE, RORAC)	11.4	14.1	12.9	4.7	—	8.3
Cost/Income ratio	61.1	55.6	56.9	48.6	—	65.1

Operating Structure

At December 31, 2002 pro forma	Domestic Banking Networks	Personal Financial Services	Wealth Management and Financial Markets	International Activities	Central Functions	Group total
	(unaudited)
Employees	34,559	1,880	1,202	1,647	5,929	45,217
Financial planners	197	4,754	—	—	—	4,951
Italian branches	3,028	87	—	—	—	3,115
Foreign branches and representative offices	2	4	2	106	—	114

(1)
The figures shown are not pro forma, as there were no changes in the Business Sector's structure during 2003.

Reclassified Statement of Income by Business Sector

Year ended December 31, 2001 pro forma	Domestic Banking Networks	Personal Financial Services	Wealth Management and Financial Markets	International Activities	Central Functions	Group total
	(millions of €) (unaudited)
Statement of Income Data:
Net interest income	3,546	75	—	183	155	3,959
Net commissions and other net dealing revenues	2,191	560	274	125	(94)	3,056
Profits and losses from financial transactions and dividends on shares	90	11	101	1	97	300
Profits from companies carried at equity and dividends from shareholdings	40	10	66	8	104	228
Net interest and other banking income	5,867	656	441	317	262	7,543
Administrative costs	(3,792)	(322)	(224)	(182)	(127)	(4,647)
—personnel	(2,172)	(131)	(96)	(110)	(353)	(2,862)
—other administrative costs	(1,547)	(168)	(125)	(67)	388	(1,519)
—indirect taxes	(73)	(23)	(3)	(5)	(162)	(266)
Other operating income, net	167	24	23	13	126	353
Adjustments to tangible and intangible fixed assets	(82)	(35)	(37)	(15)	(310)	(479)
Operating income	2,160	323	203	133	(49)	2,770
Adjustments to goodwill and merger and consolidation differences	—	(8)	(13)	(8)	(143)	(172)
Provisions and net adjustments to loans and financial fixed assets	(503)	(50)	(145)	(61)	(248)	(1,007)
—provisions for risks and charges	(106)	(46)	(14)	(3)	(45)	(214)
—net adjustments to loans and provisions for guarantees and commitments	(392)	(3)	(7)	(58)	(80)	(540)
—net adjustments to financial fixed assets	(5)	—	(124)	—	(124)	(253)
Income before extraordinary items	1,657	265	45	64	(440)	1,591
Net extraordinary income (expense)	16	12	232	4	150	414
Income before taxes	1,673	277	277	68	(290)	2,005
Income taxes for the period	(751)	(19)	14	(24)	263	(517)
Change in reserves for general banking risks	(8)	2	—	—	—	(6)
Income attributable to minority interests	(5)	(69)	(34)	—	2	(106)
Net income	909	191	257	44	(25)	1,376
Other Data:
Average Allocated Capital	7,431	806	1,268	794	395	10,694
Ratios	(percentages)
Profitability (RoE, RORAC)	12.2	23.7	20.3	5.5	—	12.9
Cost/Income ratio	63.0	49.1	55.6	58.2	70.9	61.6

Operating Structure

At December 31, 2001 pro forma	Domestic Banking Networks	Personal Financial Services	Wealth Management and Financial Markets	International Activities	Central Functions	Group total
	(unaudited)
Employees	36,221	1,857	1,053	2,142	5,283	46,556
Financial planners	204	5,289	—	—	17	5,510
Italian branches	2,967	82	—	—	—	3,049
Foreign branches and representative offices	10	2	2	136	—	150

Reclassified Statement of Income by Business Sector

% Change 2003/2002 pro forma	Domestic Banking Networks	Personal Financial Services	Wealth Management and Financial Markets	International Activities	Central Functions	Group total
	(unaudited)
Statement of Income Data:
Net interest income	3.3	(27.1)	(37.5)	(6.4)	(95.5)	1.7
Net commissions and other net dealing revenues	7.4	(1.4)	26.9	10.9	(50.0)	8.6
Profits and losses from financial transactions and dividends on shares	56.8	—	24.7	66.7	29.2	47.0
Profits from companies carried at equity and dividends from shareholdings	72.4	(26.0)	(2.8)	—	(27.9)	(9.9)
Net interest and other banking income	6.0	(0.7)	18.4	1.8	(6.9)	5.9
Administrative costs	2.1	(2.7)	0.8	7.9	(14.0)	0.7
—personnel	1.1	5.0	6.1	2.4	(2.9)	1.0
—other administrative costs	3.4	(9.1)	(3.6)	15.6	12.2	0.3
—indirect taxes	8.5	(4.2)	—	—	(2.5)	0.4
Other operating income, net	(1.0)	(4.0)	(5.0)	(66.7)	(18.3)	(7.1)
Adjustments to tangible and intangible fixed assets	6.6	5.0	(20.7)	—	(6.5)	(4.7)
Operating income	11.6	0.8	42.7	(5.7)	(8.9)	16.4
Adjustments to goodwill and merger and consolidation differences	—	(96.1)	100.0	—	(11.9)	(27.5)
Provisions and net adjustments to loans and financial fixed assets	38.8	(51.5)	(50.0)	(71.0)	—	(39.2)
—provisions for risks and charges	(0.9)	(53.0)	60.0	(25.0)	(43.8)	(25.3)
—net adjustments to loans and provisions for guarantees and commitments	48.0	—	(75.0)	(80.4)	(77.2)	22.7
—net adjustments to financial fixed assets	—	—	(69.6)	100.0	—	—
Income before extraordinary items	1.8	64.7	57.3	156.0	(58.8)	141.5
Net extraordinary income (expense)	—	—	(90.0)	—	—	—
Income before taxes	6.0	43.9	49.2	77.1	(37.9)	62.9
Income taxes for the period	(0.9)	161.5	200.0	10.5	(46.4)	48.3
Change in reserves for general banking risks	—	—	—	—	—	(97.5)
Income attributable to minority interests	(27.3)	20.5	—	—	(20.0)	11.6
Net income	15.8	18.9	35.4	135.3	72.0	7.9
Other Data:
Average Allocated Capital (€/mil)	4.6	(6.2)	11.4	(14.2)	(32.9)	0.0

Operating Structure

% Change at December 31, 2003 - December 31, 2002 pro forma	Domestic Banking Networks	Personal Financial Services	Wealth Management and Financial Markets	International Activities	Central Functions	Group total
	(unaudited)
Employees	(3.6)	(0.5)	(4.4)	2.6	(8.2)	(3.9)
Financial planners	(33.0)	(4.4)	—	—	—	(5.6)
Italian branches	1.7	1.1	—	—	—	1.7

Reclassified Statement of Income by Business Sector

% Change 2002/2001 pro forma	Domestic Banking Networks	Personal Financial Services	Wealth Management and Financial Markets	International Activities	Central Functions	Group total
	(unaudited)
Statement of Income Data:
Net interest income	(0.6)	(6.7)	—	14.8	—	(4.7)
Net commissions and other net dealing revenues	(3.0)	(13.2)	(46.0)	(7.2)	(28.7)	(8.1)
Profits and losses from financial transactions and dividends on shares	(10.0)	—	76.2	—	(58.8)	(4.7)
Profits from companies carried at equity and dividends from shareholdings	(10.0)	—	10.6	—	20.2	28.1
Net interest and other banking income	(1.7)	(9.0)	(8.2)	4.1	(77.1)	(5.1)
Administrative costs	(2.6)	2.5	3.1	(1.1)	67.7	0.0
—personnel	(0.6)	7.6	7.3	(4.5)	(1.4)	(0.2)
—other administrative costs	(5.6)	(1.8)	—	3.0	(24.7)	0.6
—indirect taxes	1.4	4.3	—	20.0	(3.1)	(0.8)
Other operating income, net	9.6	4.2	(21.7)	(69.2)	1.6	1.4
Adjustments to tangible and intangible fixed assets	2.4	14.3	(27.0)	26.7	9.7	6.5
Operating income	0.6	(22.0)	(18.7)	1.5	—	(14.8)
Adjustments to goodwill and merger and consolidation differences	—	—	(38.5)	—	5.6	23.3
Provisions and net adjustments to loans and financial fixed assets	19.3	36.0	(78.6)	14.8	164.9	41.6
—provisions for risks and charges	8.5	43.5	(64.3)	33.3	57.8	22.0
—net adjustments to loans and provisions for guarantees and commitments	23.5	(33.3)	(42.9)	12.1	(38.8)	11.9
—net adjustments to financial fixed assets	(80.0)	—	(82.3)	—	—	121.7
Income before extraordinary items	(5.2)	(49.8)	180.0	1.6	166.6	(54.6)
Net extraordinary income (expense)	—	25.0	(96.1)	150.0	85.3	(28.5)
Income before taxes	(7.1)	(46.6)	(51.3)	10.3	—	(49.2)
Income taxes for the period	(5.1)	(31.6)	—	50.0	19.8	(13.0)
Change in reserves for general banking risks	(12.5)	—	—	—	—	—
Income attributable to minority interests	—	(43.5)	(85.3)	—	100.0	(59.4)
Net income	(8.7)	(41.9)	(51.4)	(9.1)	—	(35.4)
Other Data:
Average Allocated Capital (€/mil)	1.5	(2.5)	—	(0.6)	(11.9)	0.4

Operating Structure

% Change at December 31, 2002 - December 31, 2001 pro forma	Domestic Banking Networks	Personal Financial Services	Wealth Management and Financial Markets	International Activities	Central Functions	Group total
	(unaudited)
Employees	(1.1)	1.2	0.5	4.5	(12.2)	(1.9)
Financial planners	(3.4)	(10.1)	—	—	(76.5)	(10.1)
Italian branches	0.5	6.1	—	—	—	0.7

  Domestic Banking Networks

        The Domestic Banking Networks manage most of the volumes handled by the Group, accounting for almost 96% of net interest income. Despite the decrease in interest rates, net interest income of the Domestic Banking Networks increased by 0.9% in 2003 compared with 2002, due to the same reasons discussed under our Group consolidated income statement above. Compared with 2002 on a pro forma basis, net interest income in 2003 increased by 3.3%.

        The favorable trend of all revenue components was reflected in a 4.6% increase in the Domestic Banking Networks' net interest and other banking income compared with 2002 (6% increase compared with 2002 pro forma). This income margin represents 81% of the Group's net interest and other banking income for 2003. Approximately 75% of customer financial assets and transactions in securities, foreign exchange and derivatives can be attributed to the Domestic Banking Networks.

        Operating expenses increased by less than the average annual rate of inflation in Italy, and thus decreased in real terms. This contributed to a 14.2% increase in operating income compared with 2002 (11.6% increase compared with 2002 on a pro forma basis). Personnel costs form a significant component of the costs of the Domestic Banking Networks, which, as of December 31, 2003, employed 33,314 people, corresponding to 77% of the Group's total staff.

        The significant increase in provisions and net adjustments to loans and financial fixed assets adversely affected net income, which nevertheless increased to €973 million in 2003, a 17.2% increase compared with 2002 and 15.8% increase compared with 2002 pro forma, higher than the increase in average capital allocated to the Business Sector. This improvement in the profitability of the Domestic Banking Networks, measured by RoE/RORAC, reached 12.7% in 2003, compared with 11% in 2002 and 11.4% in 2002 pro forma. The Domestic Banking Networks absorbed 70.8% of the Group capital.

        A comparison between 2002 and 2001 pro forma shows a decrease in the Domestic Banking Networks' net interest and other banking income of 1.7%. The decrease was primarily attributable to the downsizing of the former Banco di Napoli Italian Networks operations and to the lower contribution of Banca OPI and Large Groups and Structured Finance. The 2.6% decrease in administrative costs, primarily with respect to Cardine and the former Banco di Napoli Italian Networks, led to a contained increase in operating income (+0.6%). In 2002, net income decreased by 8.7%, due to the higher provisions for loans, resulting in part from the alignment of the provisioning criteria of the companies of the former Cardine network with the prudential standards of Sanpaolo IMI. The profitability of the Domestic Banking Networks decreased from 12.2% in 2001 pro forma to 11% in 2002 due to the decrease in net income and an increase in average allocated capital.

  Personal Financial Services

        Personal Financial Services operated in 2003 through a network of 4,543 financial planners and 1,871 employees. Its contribution to the Group's net income increased to €132 million compared with €111 million in 2002. Personal Financial Services contributed 14% of the Group's net income and absorbed 7% of the capital.

        Transactions benefited from a better level and mix of net asset management in flow than expected in the budget targets for 2003. The results were obtained through net interest and other banking income just below that of 2002, combined with a decrease in costs and provisions. As a result, in 2003, RoE rose to 17.9% from 14.1% in 2002.

        Personal Financial Services' profit margins for 2002 generally decreased compared with 2001 pro forma, which took into account the integration with Banca Sanpaolo Invest, which was completed on October 8, 2002 with the acquisition of the total equity interest held by Sanpaolo IMI in Banca Sanpaolo Invest. Net interest and other banking income fell by 9%, primarily because of the decrease in commissions. Higher charges sustained for the implementation of the Banca Fideuram development plan for the reorganization of Fideuram Wargny, as well as the amortization of the goodwill paid in connection with the acquisition of Fideuram Wargny to reflect the decrease in the latter's expected profitability, led to a decrease in net income. RoE decreased from 23.7% in 2001 pro forma to 14.1% in 2002.

  Wealth Management and Financial Markets

        Wealth Management and Financial Markets contributed 22% of the consolidated net income of the Group for 2003, absorbing 12.5% of the capital. Wealth Management and Financial Markets, benefits from considerable synergies from the placement of its products through the Group's banking networks and showed significant improvement in RoE, which increased to 15.7% in 2003 from 9.9% in 2002 and 12.9% in 2002 pro forma.

        The contribution to consolidated Group net income in 2003 was €214 million, an increase compared with €125 million in 2002 and €158 million in 2002 pro forma, primarily due to the increase of revenues, including those related to asset management, and a substantial stability in costs.

        In 2002, Wealth Management and Financial Markets showed an 18.7% reduction in operating income compared with 2001 pro forma, attributable both to a decrease in net interest and other banking income, which was adversely affected by the decrease in commissions from asset management, and to higher operating costs. Despite the decrease in provisions and adjustments to loans and financial fixed assets, net income was adversely affected compared with 2001 pro forma, because 2001 pro forma results had benefited the high net extraordinary income earned by NHS (now Sanpaolo IMI Private Equity) as a result of the disposal of its entire equity interest in Montedison. In 2002, RoE decreased to 9.9% from 20.3% in 2001 pro forma.

  International Activities

        International Activities operated in 2003 through a network of 116 branches and representative offices, employing 1,689 people. International Activities' contribution to Group net income in 2003 was 4%, absorbing just 3% of capital. The size and relative contribution of International Activities were affected by the disposal of Banque Sanpaolo.

        The decrease in net interest income and the increase in operating costs prevailed over the positive trend of net commissions and profits from financial transactions, causing International Activities' operating income to decrease by 39.3% compared with 2002, and by 5.7% compared with 2002 pro forma. International Activities' contribution to Group net income was €40 million in 2003, which was unchanged from 2002, but represented an increase compared with 2002 pro forma, which had been adversely affected by the booking of significant adjustments to loans. RORAC was 12.8% in 2003 compared with 4.7% in 2002 pro forma.

        International Activities' operating margins in 2002 were favored by the development of operations of Sanpaolo IMI Internazionale. Net interest and other banking income and operating income increased by 4.1% and 1.5%, respectively, compared to 2001 pro forma. Net income decreased by 9.1%

compared with 2001 pro forma because of the higher income taxes for the period. Profitability in 2002 was 5.1%, compared with 5.5% in 2001 pro forma.

  Central Functions

        Central Functions includes the Group's holding activities, including the former Cardine Finanziaria, the MOI and the management of property, equity investments and the Group's lending policy. Consequently, all the activities for the direction, support, management and control of the Group's Business Sectors, as well as infrasector adjustments, are attributed to Central Functions.

        The income results reflect the nature of Central Functions, which sustain costs using a centralized system and on behalf of other Group companies, only partially allocating them to the operating units. This structure was implemented in order to safeguard cost control through central bodies which have the facilities to govern costs and tangibly monitor the pursuit of efficiency levels.

        Central Functions showed a loss of €387 million in 2003, primarily attributable to the share of costs not allocated to operating functions and also to the amortization of goodwill in relation to equity investments made at holding level and not attributable to operating Business Areas. The writeback of the shareholding in Santander Central Hispano, the capital gains on the disposals of the equity portfolio, and the extraordinary expenses incurred in relation to staff leaving incentives were also allocated to Central Functions in 2003.

        In 2002, Central Functions showed a loss of €217 million, primarily attributable to the share of costs not allocated to operating areas and to the write-downs of the investment portfolio, only partially offset by the use of reserves for general banking risks.

5.     Explanatory Notes to the Pro Forma Results

        In order to ensure comparability of our results on a consistent basis in relation to the main changes to the scope of consolidation, the consolidated accounts of the Sanpaolo IMI Group for the previous year are also presented in a pro forma version. Our pro forma results are unaudited.

  2002 Pro Forma

        The pro forma results for the year 2002 assume the full consolidation of the Eptaconsors Group and Inter-Europa Bank, the proportional consolidation of Cassa dei Risparmi di Forlì and the non-consolidation of IW Bank, Banque Sanpaolo and Finconsumo Banca with effect from January 1, 2002.

        The preparation of the 2002 Pro Forma is based on the 2002 consolidated financial statements of the Sanpaolo IMI Group, which is reconciled to the audited 2002 Consolidated Financial Statement (column "a" of the following tables).

        To prepare the 2002 Pro Forma, the following adjustments were made:

  •
  In column "b" of the attachments:

  •
  The full consolidation of the 100% shareholding in Eptaconsors and its subsidiaries, following the reversal in the valuation in net equity of the 40.48% share already held in the previous year. For this purpose, the purchase of the additional 59.52% shareholding has been simulated as of January 1, 2002, offset against €55 million of "customer deposits";

  •
  The full consolidation of the 85.87% shareholding in Inter-Europa Bank, following the reversal in the valuation of net equity of the 32.51% share already held in the previous year. For this purpose, the purchase of the additional 53.36% shareholding has been simulated as of January 1, 2002, offset against €30 million of "customer deposits";

    •
    The proportional consolidation of the 29.77% shareholding in Cassa dei Risparmi di Forlì, following the reversal in the valuation in net equity of the 21.02% share already held in the previous year. For this purpose, the purchase of the additional 8.75% shareholding has been simulated as of January 1, 2002, offset against €68 million of "customer deposits";

  •
  In column "c" of the attachments:

  •
  The full deconsolidation of IW Bank, following the disposal of 80% of the entire shareholding previously held, and the valuation in net shareholders' equity of the residual 20%. The disposal of the majority shareholding has been simulated with effect from January 1, 2002, and offset against an increase in "loans to banks" in a total amount equal to the sale price of the shareholding of €5 million, with the subsequent loss recorded directly to net shareholders' equity, in accordance with relevant accounting principles. At the same time, a reverse entry, equal to the negative net adjustment to the value of the shareholding to reflect the sale price of the shareholding net of tax, was made to the consolidated statement of income for the year ended December 31, 2002;

  •
  The proportional deconsolidation of Finconsumo Banca, as an effect of the sale agreement (which was followed by the disposal of 20% of the investment) and of the end of joint control, with the consequent valuation of the entire investment held using the equity method;

  •
  In column "d" of the attachments:

  •
  The full deconsolidation of Banque Sanpaolo and its subsidiaries, following the disposal of 60% of the entire previously held shareholding, and the valuation in net equity of the remaining 40%. In particular, the disposal of the majority shareholding has been simulated with effect from December 31, 2002 and offset against an increase in "loans to banks" in a total amount of €481 million, with the subsequent net gain recorded directly to net equity reserves, in accordance with relevant accounting principles.

  2002 Consolidated Pro Forma Income Statement

		Sanpaolo IMI Group (a)		Expansion of the scope of consolidation using full and proportional method(1)(b)		Reduction in the scope of consolidation using full and proportional method(2)(c)		Exit of Banque Sanpaolo from full scope of consolidation (d)		Sanpaolo IMI Group pro forma (e) = (a+b+c+d)
		(millions of €)
10.	Interest income and similar revenues		8,693		116		(67)		(287)		8,455
20.	Interest expense and similar charges		(4,955)		(70)		23		165		(4,837)
30.	Dividends and other revenues		565		—		—		—		565
a)	shares, capital quotas and other equities	410		—		—		—		410
b)	equity investments	155		—		—		—		155
40.	Commission income		3,467		209		(36)		(78)		3,562
50.	Commission expense		(671)		(140)		24		15		(772)
60.	Profits (losses) on financial transactions		(98)		15		(1)		4		(80)
70.	Other operating income		422		7		(10)		(8)		411
80.	Administrative costs		(4,648)		(95)		43		122		(4,578)
a)	payroll	(2,856)		(49)		17		74		(2,814)
b)	other administrative costs	(1,792)		(46)		26		48		(1,764)
90.	Adjustments to tangible and intangible fixed assets		(753)		(27)		22		13		(745)
100.	Provisions for risks and charges		(261)		(3)		2		1		(261)
110.	Other operating expense		(50)		(2)		1		1		(50)
120.	Adjustments to loans and provisions for guarantees and commitments		(889)		(10)		10		31		(858)
130.	Writebacks of adjustments to loans and provisions for guarantees and commitments		320		2		(1)		(19)		302
140.	Provisions to the allowance for probable loan losses		(27)		—		—		—		(27)
150.	Adjustments to financial fixed assets		(569)		—		—		—		(569)
160.	Writebacks of adjustments to financial fixed assets		8		—		—		—		8
170.	Income (losses) from investments carried at equity		137		(1)		2		21		159
180.	Income from ordinary activities		691		1		12		(19)		685
190.	Extraordinary income		575		9		(2)		(2)		580
200.	Extraordinary expenses		(248)		(4)		10		1		(241)
210.	Extraordinary net income		327		5		8		(1)		339
230.	Change in reserves for general banking risks		364		(1)		—		—		363
240.	Income taxes		(450)		(10)		(3)		20		(443)
250.	Income (loss) attributable to minority interests		(43)		—		—		—		(43)
260.	Net income		889		(5)		17		—		901

(1)
The figures assume the full consolidation of the Eptaconsors group and of Inter-Europa Bank and the proportional consolidation of Cassa dei Risparmi di Forlì with effect from January 1, 2002.

(2)
The figures assume the deconsolidation of IW Bank and Finconsumo Banca with effect from January 1, 2002.

  2002 Reclassified Consolidated Pro Forma Income Statement

	Sanpaolo IMI Group (a)	Expansion of the full and proportional scope of consolidation (1) (b)	Reduction of the full and proportional scope of consolidation (2) (c)	Exit of Banque Sanpaolo from full scope of consolidation and 100% evaluation at equity (d)	Sanpaolo IMI Group pro forma (e)=(a+b+c+d)
	(millions of €)
Net interest income	3,773	46	(44)	(122)	3,653
Net commissions and others net dealing revenues	2,809	69	(12)	(71)	2,795
Profits and losses from financial transactions and dividends on shares	286	15	(1)	4	304
Profits from companies carried at equity and dividends from shareholdings	292	(1)	2	21	314
Net interest and other banking income	7,160	129	(55)	(168)	7,066
Administrative costs	(4,648)	(95)	43	122	(4,578)
—personnel	(2,856)	(49)	17	74	(2,814)
—other administrative costs	(1,528)	(44)	21	43	(1,508)
—indirect taxes	(264)	(2)	5	5	(256)
Other operating income, net	358	5	(9)	—	354
Adjustments to tangible and intangible fixed assets	(510)	(21)	10	13	(508)
Operating income	2,360	18	(11)	(33)	2,334
Adjustments to goodwill and merger and consolidation differences	(212)	(6)	—	—	(218)
Provisions and net adjustments to loans and financial fixed assets	(1,426)	(11)	11	14	(1,412)
Income before extraordinary items	722	1	—	(19)	704
Net extraordinary income/expense	296	5	20	(1)	320
Income before taxes	1,018	6	20	(20)	1,024
Income taxes for the period	(450)	(10)	(3)	20	(443)
Change in reserves for general banking risks	364	(1)	—	—	363
Income attributable to minority interests	(43)	—	—	—	(43)
Net income	889	(5)	17	—	901

(1)
The figures assume the full consolidation of the Eptaconsors group and of Inter-Europa Bank and the proportional consolidation of Cassa dei Risparmi di Forlì with effect from January 1, 2002.

(2)
The figures assume the non-consolidation of IW Bank and Finconsumo Banca, with effect from January 1, 2002.

  Reclassified Consolidated Pro Forma Balance Sheet at December 31, 2002

	Sanpaolo IMI Group(1) (a)	Expansion of the full and proportional scope of consolidation (2) (b)	Reduction of the full and proportional scope fo consolidation (3) (c)	Exit of Banque Sanpaolo from full scope of consolidation and 100% evaluation at equity (d)	Sanpaolo IMI Group pro forma (e)=(a+b+c+d)
	(millions of €)
Assets
Cash and deposits with central banks and post offices	1,406	102	—	(9)	1,499
Loans	149,349	1,227	(459)	(4,196)	145,921
—due from banks	22,000	168	100	(524)	21,744
—loans to customers	127,349	1,059	(559)	(3,672)	124,177
Dealing securities	19,046	171	—	(202)	19,015
Fixed assets	9,596	—	19	(512)	9,103
—investment securities	2,897	25	(2)	(529)	2,391
—equity investments	4,064	(82)	33	157	4,172
—intangible fixed assets	406	31	(4)	(35)	398
—tangible fixed assets	2,229	26	(8)	(105)	2,142
Differences arising on consolidation and on application of the equity method	1,030	50	—	—	1,080
Other assets	23,346	48	(90)	(277)	23,027
Total assets	203,773	1,598	(530)	(5,196)	199,645
Liabilities
Payable	161,505	1,474	(466)	(5,144)	157,369
—due to banks	24,456	231	(58)	(496)	24,133
—due to customers and securities issues	137,049	1,243	(408)	(4,648)	133,236
Provisions	3,813	43	(12)	45	3,889
—for taxation	670	18	(7)	61	742
—for termination indemnities	961	8	(2)	—	967
—for risks and charges	1,839	12	(3)	(16)	1,832
—for pensions and similar	343	5	—	—	348
Other liabilities	20,971	56	(44)	(245)	20,738
Subordinated liabilities	6,613	—	(8)	—	6,605
Minority interests	334	8	—	—	342
Shareholders' equity	10,537	17	—	148	10,702
Total liabilities	203,773	1,598	(530)	(5,196)	199,645

(1)
On the basis of recent instructions received from the Bank of Italy, capitalization certificates held by the Group (€648 million) have been reclassified from the caption in the published financial statements "dealing securities" to the caption "loans to customers".

(2)
The figures assume the full consolidation of the Eptaconsors group and of Inter-Europa Bank and the proportional consolidation of Cassa dei Risparmi di Forlì with effect from January 1, 2002.

(3)
The figures assume the deconsolidation of IW Bank and Finconsumo Banca, with effect from January 1, 2002.

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

        The figures of the Cardine group for the first three quarters of 2001 have been adjusted in accordance with criteria which are consistent with those used by the Sanpaolo IMI Group for the year-end financial statements with regard to the effects of the Ciampi Law. See Item 4. "C. Business Overview—Italian Banking Regulations—Overview" on page 87 above. Taxes have been restated without taking account of the incentive provided by the Ciampi Law and further provisions have been made to neutralize the prior benefits provided by the Ciampi Law. Furthermore, the figures for the Cardine group have been adjusted to take into account the elimination of the extraordinary component, net of the related tax effect, as a result of the change of valuation principles of the securities trading portfolio made in 2001 and attributable on an accrual basis to 2000.

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

  2001 Consolidated Pro Forma Income Statement

		Sanpaolo IMI Group (a)		Cardine Group(b)			Effect of the merger with Cardine(c)			Banka Koper pro- forma contribution(d)		Sanpaolo IMI Group pro forma (e)=(a+b+c+d)
		(millions of €)
10.	Interest income and similar revenues		8,016		2,407			—			28		10,451
20.	Interest expense and similar charges		(5,326)		(1,221)			(22	)(3)		(21)		(6,590)
30.	Dividends and other revenues		397		28			—			—		425
a)	shares, capital quotas and other equities	263		10			—			—		273
b)	equity investments	134		18			—			—		152
40.	Commission income		3,312		526			—			11		3,849
50.	Commission expense		(714)		(87)			—			(2)		(803)
60.	Profits (losses) on financial transactions		105		15			—			1		121
70.	Other operating income		280		127			—			12		419
80.	Administrative costs		(3,600)		(1,029)			—			(18)		(4,647)
a)	payroll	(2,221)		(630)			—			(11)		(2,862)
b)	other administrative costs	(1,379)		(399)			—			(7)		(1,785)
90.	Adjustments to tangible and intangible fixed assets		(543)		(111)			14	(4)		(11)		(651)
100.	Provisions for risks and charges		(136)		(78)			—			—		(214)
110.	Other operating expense		(36)		(20)			—			—		(56)
120.	Adjustments to loans and provisions for guarantees and commitments		(636)		(228)			—			(28)		(892)
130.	Writebacks of adjustments to loans and provisions for guarantees and commitments		278		75			—			21		374
140.	Provisions to the allowance for probable loan losses		(11)		(12)			—			—		(23)
150.	Adjustments to financial fixed assets		(235)		(20)			—			—		(255)
160.	Writebacks of adjustments to financial fixed assets		2		—			—			—		2
170.	Income (losses) from investments carried at equity		79		3			—			—		82
180.	Income from ordinary activities		1,232		375			(8)			(7)		1,592
190.	Extraordinary income		660		41	(1)		—			—		701
200.	Extraordinary expenses		(269)		(19)			—			—		(288)
210.	Extraordinary net income		391		22			—			—		413
230.	Change in reserves for general banking risks		(1)		(5)			—					(6)
240.	Income taxes		(318)		(209	)(2)		9	(3)		1		(517)
250.	Income (loss) attributable to minority interests		(101)		(5)			—			—		(106)
260.	Net income		1,203		178			1			(6)		1,376

(1)
Compared with the original figure, the caption has been reduced to offset the equity reserves to reflect the reversal of the extraordinary component due to the change in the evaluation policy of dealing securities attributable to the previous financial year (€12 million).

(2)
Compared with the original figure, the caption has been reduced to reflect, in offset against the equity reserves the tax effect (€5 million) related to note (1).

(3)
The adjustment reflects the cost of the funding needed to finance the purchase of Sanpaolo IMI shares to reach the amount of own shares used in the exchange and the related tax effect.

(4)
The adjustment concerns amortization of the goodwill arising on consolidation generated by the allocation of the merger deficit (€4 million), as well as the alteration of the amortization of goodwill arising on consolidation of the Cardine Group due to the new positive difference (following off setting) (€18 million).

  2001 Reclassified Consolidated Pro Forma Income Statement

	Sanpaolo IMI Group (a)	Cardine group (b)		Sanpaolo IMI acquisition of own Shares (c)		Effects of the Cardine Merger (d)		Other adjustments (e)		Banka Koper pro forma contribution (f)	Sanpaolo IMI Group 2001 Pro Forma (unaudited) (g)=(a+b+c+d +e+f)
	(millions of €)
Net interest income	2,788	1,186		(22	)(3)	—		—		7	3,959
Net commissions and other net dealing revenues	2,608	439		—		—		—		9	3,056
Profits and losses from financial transactions and dividends on shares	274	25		—		—		—		1	300
Profits from companies carried at equity and dividends from shareholdings	207	21		—		—		—		—	228
Net interest and other banking income	5,877	1,671		(22)		—		—		17	7,543
Administrative costs	(3,600)	(1,029)		—		—		—		(18)	(4,647)
—personnel	(2,221)	(630)		—		—		—		(11)	(2,862)
—other administrative costs	(1,180)	(332)		—		—		—		(7)	(1,519)
—indirect taxes	(199)	(67)		—		—		—		—	(266)
Other operating income, net	234	107		—		—		—		12	353
Adjustments to tangible and intangible fixed assets	(393)	(83)		—		—		—		(3)	(479)
Operating income	2,118	666		(22)		—		—		8	2,770
Adjustments to goodwill and merger and consolidation differences	(150)	(28)		—		(4	)(4)	18	(5)	(8)	(172)
Provisions and net adjustments to loans and financial fixed assets	(737)	(263)		—		—		—		(7)	(1,007)
Income before extraordinary items	1,231	375		(22)		(4)		18		(7)	1,591
Net extraordinary income	392	22	(1)	—		—		—		—	414
Income before taxes	1,623	397		(22)		(4)		18		(7)	2,005
Income taxes for the period	(318)	(209	)(2)	9	(3)	—		—		1	(517)
Change in reserve for general banking risks	(1)	(5)		—		—		—		—	(6)
Income attributable to minority interests	(101)	(5)		—		—		—		—	(106)
Net income	1,203	178		(13)		(4)		18		(6)	1,376

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

  Reclassified Consolidated Pro Forma Balance Sheet as of December 31, 2001

	Sanpaolo IMI Group (a)	Cardine group (b)	Sanpaolo IMI acquisition of own Shares (c)	Proper merger effects (d)		Other adjustments (e)		Banka Koper pro forma contribution (f)	Sanpaolo IMI Group pro forma (g)=(a+b+c+ d+e+f)
	(millions of €)								(unaudited)
Assets
Cash and deposits with central banks and post offices	818	331	—	—		—		23	1,172
Loans	118,627	32,686	—	—		(397)		430	151,346
—due from banks	21,571	5,053	—	—		(282	)(2)	94	26,436
—loans to customers	97,056	27,633	—	—		(115	)(2)(3)	336	124,910
Dealing securities	18,819	5,561	—	—		—		177	24,557
Fixed assets	10,098	1,932	—	(105)		(36)		—	11,889
—investment securities	3,308	714	—	—		(36	)(4)	—	3,986
—equity investments	4,697	327	—	(105	)(1)	—		(21)	4,898
—intangible fixed assets	367	75	—	—		—		2	444
—tangible fixed assets	1,726	816	—	—		—		19	2,561
Differences arising on consolidation and on application of the equity method	1,053	212	—	38	(1)	(132	)(5)	72	1,243
Other assets	20,776	2,334	—	—		48	(3)(4)	62	23,220

Total assets	170,191	43,056	—	(67)		(517)		764	213,427

Liabilities
Payables	134,706	35,717	445	—		(303)		720	171,285
—due to banks	27,922	8,834	—	—		(303	)(2)	29	36,482
—due to customers and securities issued	106,784	26,883	445	—		—		691	134,803
Provisions	3,246	1,024	(9)	—		—		17	4,278
—for taxation	901	326	(9)	—		—		1	1,219
—for termination indemnities	734	221	—	—		—		—	955
—for risks and charges	1,568	177	—	—		—		16	1,761
—for pensions and similar	43	300	—	—		—		—	343
Other liabilities	17,752	2,502	22	—		—		33	20,309
Subordinated liabilities	5,607	222	—	—		—		—	5,829
Minority interests	698	95	—	—		—		—	793
Shareholders' equity	8,182	3,496	(458)	(67	)(1)	(214	)(3)(4)(5)	(6)	10,933

Total liabilities	170,191	43,056	—	(67)		(517)		764	213,427

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

B. Liquidity and Capital Resources

Liquidity

        For information concerning the principal categories of the Group's funding sources, see Item 3. "B. Selected Statistical Information—Funding Sources" at pages 60-62.

        The following table sets forth the principal sources of funding for the Group by geographical distribution.

	At December 31,
	2003				2002				2001
	Italy	Other EU countries	Other countries	Total	Italy	Other EU countries	Other countries	Total	Italy	Other EU countries	Other countries	Total
	(millions of €)
1. Principal sources of funding
1.1 due to banks	8,181	12,955	7,398	28,534	5,989	9,509	8,958	24,456	6,774	12,645	8,503	27,922
1.2 due to customers	70,169	5,096	4,728	79,993	72,667	8,318	4,295	85,280	53,312	8,886	3,647	65,845
1.3 securities issued	37,274	11,479	2,800	51,553	36,872	10,923	3,766	51,561	25,151	10,529	5,159	40,839
1.4 other accounts	5,160	429	1,000	6,589	4,937	884	1,000	6,821	3,699	1,008	1,000	5,707

Total	120,784	29,959	15,926	166,669	120,465	29,634	18,019	168,118	88,936	33,068	18,309	140,313

2. Guarantees and commitments	29,342	8,196	8,213	45,751	31,109	8,195	8,753	48,057	21,201	8,078	11,576	40,855

        As a financial institution, Sanpaolo IMI's sources of funding and certain off-balance-sheet transactions are the principal components of its obligations and future commitments to make future payments under contracts.

        The majority of the funding is short-term: demand deposits make up approximately 41% of our funding, demand and short-term funding (up to three months' maturity) together make up approximately 63% of our funding, while the balance is composed of fixed- and floating-rate funding, including subordinated debt. The following table, which sets forth, as of December 31, 2003, the principal components of Sanpaolo IMI's sources of funding and off-balance-sheet transactions by residual maturity, provides information of when those obligations and future commitments will fall due.

	Specified maturity (as of December 31, 2003)
	On demand	Up to 3 months	Between 3 and 12 months	Between 1 and 5 years		Beyond 5 years
				Fixed rate	Indexed rate	Fixed rate	Indexed rate	Unspecified	Total
	(millions of €)
1. Sources of funding
1.1 due to banks	3,902	12,674	3,808	692	2,316	386	4,756	—	28,534
1.2 due to customers	63,275	14,471	1,160	410	154	394	129	—	79,993
1.3 securities issued:
—bonds	301	1,121	6,682	12,523	13,660	2,876	2,816	—	39,979
—certificates of deposit	120	4,542	1,174	1,162	50	93	8	—	7,149
—other securities	659	3,530	236	—	—	—	—	—	4,425
1.4 subordinates liabilities	—	—	564	1,114	75	1,930	2,731	—	6,414

Total funding	68,257	36,338	13,624	15,901	16,255	5,679	10,440	—	166,494

Off-balance sheet transactions	12,286	166,651	148,374	72,389	32,735	52,003	1,331	—	485,769

        In the course of 2003, Sanpaolo IMI made substantial investments to develop its business. To ensure the maintenance of solvency ratios appropriate to the business, Sanpaolo IMI issued subordinated debt in a total amount of €950 million.

        The following table analyzes the subordinated debt issued by Sanpaolo IMI by currency and maturity.

Loans	Book value as of 12/31/03	Original currency	Interest rate		Issue date	Maturity date		Book value as of 12/31/02
	(millions of €)	(millions)						(millions of €)
Preferred Securities in Euro	1,000	1,000	8.126%	(a)	11/10/00		(b)	1,000
Total innovative capital instruments (Tier 1)	1,000	—	—		—	—		1,000
Notes in Italian lire	—	—	floating		06/15/93	06/15/03		6
Notes in US dollars	—	—	floating		07/12/93	07/30/03		158
Notes in US dollars	—	—	floating		09/15/93	09/15/03		95
Notes in US dollars	—	—	floating		09/24/93	09/24/03		85
Notes in Italian lire	—	—	floating		10/15/93	10/15/03		12
Notes in Canadian dollars	—	—	floating		11/10/93	11/10/03		91
Notes in US dollars	75	94	floating		11/30/93	11/30/05		90
Notes in Euro	355	361	floating		06/30/94	06/30/04		356
Subordinated loan in Italian lire	209	404,115	floating		06/30/97	08/01/04		209
Subordinated loan in Italian lire	—	—	5.30%		01/01/98	01/01/03		31
Subordinated loan in Italian lire	—	—	floating		02/01/98	02/01/03		29
Subordinated loan in Italian lire	—	—	5.10%		06/01/98	06/01/03		13
Subordinated loan in Euro	142	150	5.75%		09/15/99	09/15/09		148
Subordinated loan in Euro	200	200	floating		10/01/99	10/01/09		199
Subordinated loan in Euro	150	150	floating		12/10/99	12/10/09		150
Notes in Euro	487	500	6.38%		04/06/00	04/06/10		500
Notes in Euro	349	350	floating		04/06/00	04/06/10		350
Notes in Euro	997	1,000	floating		09/27/00	09/27/10		997
Subordinated loan in Euro	—	—	floating		12/22/00	12/22/10		8
Subordinated loan in Euro	17	20	1.00%		04/27/01	04/27/06		9
Subordinated loan in Euro	299	300	5.55%		07/31/01	07/31/08		300
Subordinated loan in Euro	1	1	floating		09/20/01	09/20/06		1
Subordinated loan in Euro	200	200	5.16%		10/02/01	10/02/08		191
Notes in Euro	500	500	floating		06/28/02	06/28/12		499
Subordinated loan in Euro	51	54	4.90%	(c)	07/15/02	07/15/12		53
Subordinated loan in Euro	141	147	4.32%	(d)	12/04/02	12/04/12		147
Notes in Euro	300	300	5.38%		12/13/02	12/13/12		297
Notes in Euro	343	350	3.75%	(e)	06/09/03	06/09/15		—
Total subordinated liabilities (Tier 2)	4,816	—	—		—	—		5,024
Subordinated loan in Euro	—	—	5.55%		10/03/00	04/03/03		440
Subordinated loan in Euro	—	—	floating		11/06/00	05/06/03		149
Notes in Euro	349	350	2.98%		05/15/03	11/15/05		—
Subordinated loan in Euro	50	50	1.50%	(f)	06/26/03	11/15/07		—
Subordinated loan in Euro	199	200	2.42%		06/30/03	12/30/05		—
Total subordinated liabilities (Tier 3)	598	—	—		—	—		589
Total	6,414	—	—		—	—		6,613

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

(e)
Remuneration is paid on presentation of yearly coupons with a fixed rate of 3.75% for the first five years. Then, a floating coupon will be paid.

(f)
The first coupon is 1.44%.

        The working capital requirements of the Group are fully met through its funding strategies and Sanpaolo IMI believes that its credit standing will continue to give it access to both traditional and innovative funding.

        There are no legal or economic restrictions, except for regulatory restraints, on the ability of subsidiaries to transfer funds to Sanpaolo IMI in the form of cash dividends, loan or advances, and such restrictions have no material impact on the ability of the company to meet its cash obligations.

Shareholders' Equity

        Group shareholders' equity was €10,995 million as of December 31, 2003, and showed the following movements in the course of 2003:

Changes in shareholders' equity
(millions of €) (unaudited)
Shareholders' equity as of December 31, 2002	10,537
Decreases	(568)
—Dividends	(550)
—Exchange and other adjustments	(9)
—Use of reserves for general banking risks	(9)
Increases	1,026
—Monetary revaluation	54
—Net income	972

Shareholders' equity as of December 31, 2003	10,995

        Apart from the distribution of the dividends relating to 2002 and the net income for 2003, the changes in shareholders' equity compared with the year-end 2002 reflect:

  •
  among decreases, the use of €9 million of the reserve for general banking risks by certain subsidiaries; and

  •
  among increases, the effects of the monetary revaluation of real estate made, by Cassa di Risparmio di Padova e Rovigo, Cassa di Risparmio in Bologna, Banca Popolare dell' Adriatico and Friulcassa in accordance with Law no. 342 of November 11, 2000 (as amended by Law No. 350 of December 24, 2003).

Own Shares

        As of December 31, 2003, the Parent Bank held 3,220,919 Sanpaolo IMI ordinary shares in its portfolio, equal to 0.18% of Sanpaolo IMI's ordinary share capital, which were recorded, among the assets on the balance sheet, at market value in an amount of €34 million (€10.413 unit cost).

        During 2003, the Group pursued the aim of concentrating the ownership of Sanpaolo IMI shares in the Parent Bank, excluding those by Banca IMI in connection with its securities dealing activities. The following were the Group's transactions in Sanpaolo IMI shares during 2003:

  •
  As of December 31, 2002, the Parent Bank held just one own share in its portfolio with a nominal value of €2.8 and a book value of €7.41, which it sold in 2003. In accordance with a resolution of the general shareholders' meeting authorizing the Group to purchase and dispose of its own shares, during the year Sanpaolo IMI purchased 6,097,849 of its own shares, with a nominal value of €17.1 million, for a total cost of €48.6 million. The shares were used as follows:

    •
    2,344,522 shares (€6.6 million nominal value), for a cost of €19 million, were assigned to employees in connection with the extended employee stock plan. See: Item 6. "B. Compensation—Stock Option Plans for the year ended December 31, 2003" on page 183 below;

    •
    434,953 shares (€1.2 million nominal value), for a cost of €3.7 million, were transferred to Fondazione CR Venezia as payment of the debt arising from the price revision clause in the former Cardine Banca share purchase agreement, entered into by the aforementioned Fondazione and completed in 2001;

    •
    97,455 shares (€273,000 nominal value), with a book value of €800,000, were sold on the market for approximately €900,000;

  •
  as of December 31, 2002, Prospettive 2001, a subsidiary, held 3,073,729 Sanpaolo IMI shares in its dealing portfolio (€8.6 million nominal value), booked at a market value of €19.1 million. During the first half of 2003, the company sold the entire shareholding on the market for €22.7 million;

  •
  as of December 31, 2002, Banca Popolare dell' Adriatico, a subsidiary, held 53,087 Sanpaolo IMI shares in its dealing portfolio (€0.1 million nominal value), booked at a market value of €0.3 million. During the first half of 2003, the company sold the entire shareholding on the market for €0.4 million;

  •
  as of December 31, 2002, IMI Investimenti held 219,190 Sanpaolo IMI shares in its dealing portfolio (€0.6 million nominal value), booked at a market value of €1.4 million. The entire shareholding was sold on the market in July 2003 for €1.9 million;

  •
  as of December 31, 2002, Banca IMI, in connection with its securities dealing activity, held 1,594,744 Sanpaolo IMI shares in its portfolio (€4.5 million nominal value), booked at a market value of €9.9 million. During the year the company purchased 8,542,252 shares (€23.9 million nominal value), for a cost of €77.7 million, and sold 10,532,571 shares (€29.5 million nominal value) for a total of €95.0 million. Consequently, as of December 31, 2003, among the liabilities in Banca IMI's accounts there was a "short position" in relation to 395,575 Sanpaolo IMI shares (€1.1 million nominal value), attributable to Banca IMI's normal dealing activity and financially balanced by transactions in derivatives.

Regulatory Capital and Capital Adequacy

        The following table sets forth the Tier I and the Tier II capital levels and the relative ratios of the Sanpaolo IMI group at December 31, 2003 and 2002. In accordance with Bank of Italy regulations, the ratios set forth with respect to the capital of Sanpaolo IMI have been calculated net of any dividend distributions. The ratios reflect the clarifications made in the Bank of Italy's technical note of August 3, 2001. See also Item 4. "C. Business Overview—Italian Banking Regulation and Corporate Governance principles—Capital Adequacy Requirements" on page 90 above for further details.

	At December 31,
	2003	2002
	(millions of €, except ratios)
Tier I capital
Share capital	5,144	5,144
Additional paid-in capital	708	708

Reserves (1)	4,516	4,349
Preferred Securities in €	1,000	1,000
Less: intangible assets	(1,330)	(1,436)

Tier I capital (2)	10,038	9,765
Tier II capital
Revaluation reserves	75	22
Subordinated debt	4,326	4,348
Other positive items	91	75
Other negative items	(22)	(39)

Tier II capital	4,470	4,406

Less: financial investments	(837)	(470)
Total Tier I and Tier II capital ("Own Funds")	13,671	13,701

Tier III capital subordinated loans	598	589

Total Tier I, Tier II and Tier III capital	14,269	14,290
Total minimum capital (3)	10,921	10,697

Excess capital (4)	3,348	3,593

Weighted assets (€/mil)
Lending risk	124,987	123,575
Market risk	10,963	9,588
Other requirements	563	550

Total weighted assets	136,513	133,713
Capital adequacy ratios (%)
Tier I capital/Total risk-weighted assets	7.4%	7.3%
Total capital/Total risk-weighted assets	10.5%	10.7%

(1)
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

(2)
Tier I regulatory minimum capital requirements are calculated as 4% of total risk-weighted assets.

(3)
Total minimum capital requirements are calculated as 8% of total risk-weighted assets.

(4)
This item represents the difference between Total Tier I, Tier II and Tier III capital and total minimum capital.

Material Commitments for Capital Expenditures

Commitments	Estimate of Aggregate Amount	Source of Funding
	(millions of euro)
The Sanpaolo IMI Group is committed to purchase equity securities of Italian banks pursuant to put options granted to shareholders of such banks and to participate in a capital increase of a corporate issuer pursuant to the exercise of warrants. The longest of such commitments will expire in December 2008.	863.8	Internal

C. Tabular Disclosure of Contractual Obligations

        The following table presents the Group's contractual obligations at December 31, 2003.

	At December 31, 2003 Payments due by maturity
	within 1 year	between 1 and 3 years	between 3 and 5 years	beyond 5 years	Total
	(in € millions)
Long-term debt(1)	18,929	18,693	9,891	10,454	57,967
Lease obligations	3	2	—	—	5
Purchase obligations	5	6	6	2	19

Other long term liabilities(2)	31,384	5,623	4,837	3,907	45,751

Total	50,321	24,324	14,734	14,363	103,742

(1)
Long-term debt includes senior debt securities and subordinated debt issues by the Group. See Note 21 to the Consolidated Financial Statements on page F-133 and "Item 5—Liquidity and Capital Resources—Liquidity" on page 159 above. It excludes debt due to customers and debt due to banks since such debt is generally short-term in nature.

(2)
Other long term liabilities includes guarantees (primarily of financial and commercial) and commitments. See Note 20 to the Consolidated Financial Statements on page F-122.

Other off balance sheet arrangements

        In the ordinary course of business and primarily to facilitate client transactions, the Group enters into off balance sheet arrangements with unconsolidated entities. These arrangements include the provision of guarantees on behalf of the Group's customers, retained interests in assets which have been transferred to an unconsolidated entity and obligations arising out of variable interests in an unconsolidated entity.

        In the normal course of business, the Group issues guarantees on behalf of its customers. In the majority of cases, the Group will hold collateral against the exposure, have a right of recourse to the customer, or both. In addition, the Group issues guarantees on its own behalf.

        The main types of guarantees provided are commercial and financial guarantees given to public entities, banks and financial institutions on behalf of customers to secure loans, overdrafts and other facilities.

        Further details of these guarantees are provided in Note 20 to the Consolidated Financial Statements, at page F-122.

        We may provide financial support in connection with asset securitizations by retaining a subordinated interest in the assets being securitized. In an asset securitization, we or the client sell financial assets to a securitization vehicle that funds its purchase by issuing debt (asset-backed securities) to investors. We neither control nor are the primary beneficiary of the securitization vehicle.

        Further details of these guarantees are provided in Note 21 "Concentration and distribution of assets and liabilities—Securitization transactions—Group securitization transactions" and "—third party securitization transactions" to the Consolidated Financial Statements on page F-133.

D. Trend Information

        Despite difficult market conditions, the results of the first quarter of 2004 confirmed the signs of recovery which were already visible in the final months of 2003. The net income recorded in the first quarter of 2004 was consistent with the growth performance set out in the budget for 2004. Management also confirmed its objectives for 2005 as described in the 2003-2005 Business Plan which contemplates, for 2005, a RoE of approximately 15% and a cost/income ratio of approximately 55%. See Item 4. "B. Significant Developments During 2003—The 2003-2005 Plan" on page 65 above.

        In a scenario marked by a general economic weakness, and on the basis of the income recorded in the first quarter of 2004, management believes the Group will be less vulnerable to negative performances in financial markets. The economic recovery expected for the end of 2004 may be delayed to 2005; that may in part offset the positive trend shown in the first months of 2004, particularly in relation to net interest income. Nevertheless, the Group believes that its 2003-2005 Plan, based on the strategy of reinforcing its position in the domestic market and, in particular, in the Italian market for smaller companies and the household sector, including consumer finance and retail mortgages, will lead to a progressive improvement in RoE. In addition, the benefits of cost containment and the integration of the Group's bank networks should lead to improved benefits in the cost/income ratio.

E. Critical Accounting Estimates

Critical accounting estimates with respect to our Italian GAAP financial statements

        The discussion and analysis of our results of operations and financial condition are based on our consolidated financial statements, which have been prepared in accordance with Italian GAAP. The preparation of these financial statements requires management to apply accounting methods and policies that are based on difficult or subjective judgments, estimates based on past experience and assumptions determined to be reasonable and realistic based on the related circumstances. The application of these estimates and assumptions affects the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of income and expenses during the reporting period. Actual results may differ from these estimates given the uncertainty surrounding the assumptions and conditions upon which the estimates are based. We have summarized below our accounting estimates that require the more subjective judgment of our management in making assumptions or estimates regarding the effects of matters that are inherently uncertain and for which changes in conditions may significantly affect the results reported in the combined and consolidated financial statements.

        Detailed information regarding accounting policies is provided in Note 31 to the Consolidated Financial Statements on page F-176.

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

        Subjective judgments are made in this process that may vary from person to person and team to team. Furthermore, judgments change with time as new information becomes available or as workout strategies evolve, resulting infrequent revisions to the specific provisions as individual decisions are taken, case by case.

        Determining the allowance for loan losses requires specific judgments applied to the results of the statistical analysis. This is applied at business level where management takes account of the quality of the statistical analyses and the relevance of historical data used in the analyses, current information, and the general economic and environmental factors mentioned before.

        Changes in the estimates and assumptions used in determining the allowance for loan allowance could have a direct impact on the provision and could result in a change in the allowance. However, experience suggest that the estimations and assumptions are reliable and stable.

  Fair Values of Financial Instruments

        Quoted market prices in active and liquid markets are the most reliable measure of fair value of financial instruments because they accurately represent the prices paid for and received for financial assets and liabilities. However, if such prices are not readily determinable, the Group calculates fair value based on either internal valuation models or management's estimate of amounts that could be realized under current market conditions, assuming an orderly liquidation over a reasonable period of time. Certain financial instruments, including OTC derivatives, are valued using pricing models that consider, among other factors, contractual and market prices, credit risk, interest rate yield curve, volatility factors and/or prepayment rates of the underlying positions. The main areas of judgment in applying these models are:

  •
  estimate the expected cash flows under the terms of each contract; and

  •
  discount these values using an appropriate discount rate.

        The use of different pricing models and assumptions could produce materially different estimates of fair value. This will result in changes in the carrying value of the financial instrument where they are carried at fair value. Where the instrument is carried at amortized cost, or the lower of cost and market value, changes in their estimated fair value, arising from changes in management's assumptions on the above variables, may result in a write-down in their value. In this case, it will also be necessary for management to exercise judgment as to whether or not changes in the underlying valuation assumptions are only temporary.

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

        The first element of this allocation is based on the areas of the business expected to benefit from the synergies derived from the acquisition. The second element reflects the allocation of the net assets acquired and the difference between the consideration paid for those net assets and their fair value. This allocation is reviewed following business reorganizations. The carrying value of the operating unit, including the allocated goodwill, is compared to its fair value to determine whether any impairment exists. A detailed calculation may need to be carried out taking into consideration changes in the market in which a business operates (e.g. competition activity, regulatory change). In the absence of readily available market price data to value the reporting units, judgment is required to:

  •
  estimate the expected future cash flows of the reporting unit; and

  •
  discount these values using an appropriate discount rate.

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
  employee's life expectancy.

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

  Provisions for risks and charges

        Provisions are made for risks, charges and probable liabilities whose timing and extent cannot be determined at period-end or at the time the financial statements are prepared. The use of different estimates or assumptions by management could produce different provisions for risk and charges.

  Significant accounting policies with respect to our reconciliation from Italian to U.S. GAAP

        We include a reconciliation of net income and shareholders' equity between Italian GAAP and U.S. GAAP within Note 31 to the Consolidated Financial Statements on page F-176. The preparation of this reconciliation requires management to consider accounting policies under U.S. GAAP to determine whether or not a difference in GAAP exists, and to quantify the amount of that difference where appropriate. These policies may also be based on difficult or subjective judgments, estimates based on past experience and assumptions determined to be reasonable and realistic based on the related circumstances.

        Unless indicated otherwise, all of the significant accounting policies identified above, are equally critical to preparation of the U.S. GAAP reconciliation, and involve similar judgment and assumptions by management.

  Business Combination

        Goodwill and intangible assets include the cost of acquired subsidiaries in excess of the fair value of the tangible net assets recorded in connection with acquisitions. Acquired intangible assets include core deposit, customer list, brand and asset under management. Accounting for goodwill and acquired intangible assets requires management's estimate regarding (1) the fair value of the acquired intangible assets and the initial amount of goodwill to be recorded, (2) the amortization period and (3) the recoverability of the carrying value of acquired intangible assets.

        To determine the initial amount of goodwill to be recorded upon acquisition, we have to determine the consideration and the fair value of the net assets acquired. We use independent appraisers and our internal analysis, generally based on discounted cash flow techniques, to determine the fair value of the net assets acquired and non-cash components of the consideration paid. The actual fair value of net assets acquired could differ from the fair value determined, resulting in an under- or over-statement of goodwill.

        The useful lives of acquired intangible assets are estimated based on the period over which the assets are expected to contribute directly or indirectly to the future cash flows of the acquired entity.

        The amortization period under U.S. GAAP is reviewed annually in light of the above factors for acquired intangible assets. In making these assumptions, we consider historical results, adjusted to reflect current and anticipated operating conditions. Because a change in these assumptions can result in a significant change in the recorded amount of acquired intangible assets, we believe the accounting for business combination is one of our critical accounting estimates.

F.    Recent Accounting Developments

Developments under Italian GAAP

  Future accounting changes

        Pursuant to EU regulations, we will be required to adopt IFRS (International Financial Reporting Standards) accounting standards from January 1, 2005. We currently prepare our financial statements in accordance with Italian GAAP and prepare a reconciliation of net income and shareholders' equity to U.S. GAAP, as required by applicable U.S. regulations. The objective of adopting IFRS is to improve financial reporting and enhance transparency to assist the free flow of capital throughout the EU and to improve the efficiency of the capital markets.

        In December 2002, the Sanpaolo IMI Group launched a project to plan and implement the changes necessary to prepare for the adoption of IFRS.

        In the context of the project, the Parent Bank defined, at the end of 2003, Group guidelines aimed at providing methodological and operational support to Group subsidiaries in their planning of procedures to adapt to IFRS and continues to monitor the progress of the subsidiaries.

        The project is divided into two principal areas of activity:

  •
  the study and analysis of the new international accounting standards and the main issues arising from their introduction. This activity, which involves about 120 specialists within the Parent Bank and the principal subsidiaries, has enabled the production of the first IFRS-compliant version of the Group Accounting Policies Handbook, which represents the single point of reference for the Parent Bank and all the Group's subsidiaries for the preparation of financial statements using consistent Group policies;

  •
  organization and IT activities, performed separately within the different Group areas on the basis of the above-mentioned Group guidelines.

        In particular, the Parent Bank's activities are divided as follows:

  •
  activities with respect to IT systems, which are underway and will be completed during 2004;

  •
  organizational activities with respect to administration, valuation and accounting processes, expected to be completed in the second half of 2004; and

  •
  training activities with the aim of spreading knowledge of the new accounting framework throughout the Group through special courses and meetings with different levels of specialization and detail.

        A valuation of the impact of the introduction of IFRS on the Group's financial results can only be made in the context of the above-mentioned project during 2004, as soon as the new and final reference regulatory framework has been established. As of the date of this annual report, the European Commission has still not approved the accounting policies relating to the valuation of financial products and hedging transactions.

Developments under U.S. GAAP

  FIN 46: "Consolidation of Variable Interest Entities—an interpretation of ARB No. 51"

        In January 2003, the FASB issued FIN 46 'Consolidation of Variables Interest Entities', as an interpretation of Accounting Research Bulletin No. 51, 'Consolidated Financial Statements'. This was revised in December 2003 and reissued as FIN 46-R. FIN 46 addresses consolidation of variable interest entities ('VIEs') by parties holding variable interests in these entities. An entity is considered a VIE if the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support or if the equity investors lack one of three characteristics of a controlling financial interest. First, the equity investors lack the ability to make decisions about the entity's activities through voting rights or similar rights. Second, they do not bear the obligation to absorb the expected losses of the entity if they occur. Lastly, they do not claim the right to receive expected returns of the entity if they occur, which is the compensation for the risk of absorbing the expected losses.

        FIN 46 requires that VIEs be consolidated by the interest holder exposed to the majority of the entity's expected losses or residual returns, that is, the primary beneficiary.

        In accordance with the transition provisions of FIN 46, Sanpaolo IMI adopted FIN 46 immediately for all VIEs created or acquired after 31st January 2003, which did not have a material impact upon net income and shareholders' equity as determined under US GAAP as of, and for the year ended December 31, 2003. Sanpaolo IMI will adopt FIN 46-R for all remaining VIEs in 2004. Sanpaolo IMI is finalizing the process of reviewing its investment portfolio, including affiliates, as well as other arrangements to determine whether Sanpaolo IMI is the primary beneficiary of any VIEs. Sanpaolo IMI presently cannot predict whether or not the application of FIN 46 to VIEs created or acquired prior to February 1, 2003 will have a material impact on Sanpaolo IMI's net income and shareholders' equity as determined under US GAAP.

  SFAS 150: "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity"

        SFAS 150 "Accounting For Certain Financial Instruments with Characteristics of both Liabilities and Equity" was issued in May 2003. The Statement improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity and requires that these instruments be classified as liabilities in statements of financial position. This Statement is effective prospectively for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. This statement shall be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at beginning of the year of adoption. Sanpaolo IMI will adopt the Standard for the financial instruments entered prior May 31, 2003 during 2004. Management does not expect adoption to have a material effect on net income and shareholders' equity as determined under US GAAP.

  SOP 03-1: "Accounting and Reporting by Insurance Enterprises for Certain Non-Traditional Long-Duration Contracts and for Separate Accounts"

        The SOP was issued in July 2003 and provides guidance on accounting and reporting by insurance enterprises for certain non-traditional long-duration contracts and for separate accounts. The SOP is effective for financial statements for fiscal years beginning after December 15, 2003, with earlier adoption encouraged. Sanpaolo IMI intends to adopt this SOP prospectively from January 1, 2004 and the SOP may not be applied retrospectively to prior years' financial statements. Sanpaolo IMI is currently analyzing the impact of this SOP but expects that it will require various determinations, such as qualification for separate account treatment, treatment of investments in separate account arrangements not meeting the criteria in this SOP and adjustments to contract holder liabilities, including consideration of certain guarantees.

  SOP 03-3: "Accounting for Certain Loans or Debt Securities Acquired in a Transfer"

        The SOP addresses accounting for differences between the contractual cash flows and cash flows expected to be collected from an investor's initial investment in loans or debt securities acquired in a transfer if those differences are attributable to credit quality. This SOP is effective for loans acquired in accounting periods beginning after December 15, 2004. Sanpaolo IMI is currently assessing the impact of this SOP on its GAAP reconciliations.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Board of Directors

        The Board of Directors of Sanpaolo IMI was renewed by the general shareholders' meeting of April 29, 2004, which also approved the financial statements for the year ended December 31, 2003. At the general shareholders' meeting, a new Board of Directors was elected for a two-year term. The mandate of the newly-elected Board of Directors will expire at the general shareholders' meeting called to approve the financial statements for the year ended December 31, 2006.

        The following tables set forth the names, position and year of appointment of the members of the Board of Directors of Sanpaolo IMI to the shareholders' meeting of April 29, 2004 and the new Board of Directors elected at that meeting, respectively.

  Composition of the Board of Directors until the shareholders' meeting of April 29, 2004

Name	Age	Position	Appointed
Rainer Stefano Masera	60	Chairman	1997	(1)
Pio Bussolotto	68	Managing Director	2002
Alberto Carmi	80	Director	2000
Giuseppe Fontana	50	Director	1998
Richard Gardner	76	Director	2001
Alfonso Iozzo	61	Managing Director	2001
Mario Manuli	64	Director	2001
Luigi Maranzana	63	Managing Director	1997
Antonio Maria Marocco	69	Director	2003
Virgilio Marrone	57	Director	1998
Abel Matutes Juan	62	Director	2001
Iti Mihalich	72	Director	1997
Anthony Orsatelli	53	Director	2003
Emilio Ottolenghi	72	Director	1995
Orazio Rossi	72	Deputy Chairman	2002	(2)
Gian Guido Sacchi Morsiani	69	Director	2002
Enrico Salza	67	Deputy Chairman	1998	(3)
Rémi François Vermeiren	64	Director	1998

(1)
Became Chairman in 2001.

(2)
Became Deputy Chairman in 2002.

(3)
Became Deputy Chairman in 2001.

  Composition of the Board of Directors after the shareholders' meeting of April 29, 2004

Name	Age	Position	Appointed
Enrico Salza	67	Chairman	1998	(1)
Maurizio Barracco	60	Director	2004
Pio Bussolotto	68	Director	2002
Giuseppe Fontana	50	Director	1998
Ettore Gotti Tedeschi	59	Director	2004
Alfonso Iozzo	61	Managing Director	2001
Virgilio Marrone	57	Director	1998
Iti Mihalich	72	Director	1997
Antony Orsatelli	53	Director	2003
Emilio Ottolenghi	72	Director	1995
Orazio Rossi	72	Deputy Chairman	2002
Gian Guido Sacchi Morsiani	69	Director	2002
Alfredo Saenz Abad	61	Director	2004
Mario Sarcinelli	70	Director	2004
Leone Sibani	67	Director	2004
Alberto Tazzetti	56	Director	2004
Josè Manuel Varela	57	Director	2004

(1)
Became Chairman in 2004.

        For a discussion of the election of the Board of Directors, see Item 7. "A. The Major Shareholders—Agreements Among Shareholders" on page 193 below.

Senior Management

        The following table sets forth the members of the senior management (the "Senior Managers") of Sanpaolo IMI as of the date of this annual report, their age, positions with Sanpaolo IMI and year of appointment.

        An extraordinary shareholders' meeting has been convened for June 29, 2004 (first call) and June 30, 2004 (second call), at which the shareholders will be asked to approve amendments to Sanpaolo IMI's bylaws allowing, among other things, for the creation of a new senior management position of General Manager. See Item 7. "A. The Major Shareholders—Agreements Among Shareholders" on page 193 below.

Name	Age	Position	Appointed
Alfonso Iozzo	61	Managing Director	2001
Roberto Firpo	58	Head of Corporate Department	2004
Marina Tabacco	49	Head of Private & Retail Department	2004
Alfredo Checchetto	59	Head of Coordination North East Department	2004
Bruno Picca	54	Head of Finance and Administration Department	2004
Pier Luigi Curcuruto	54	Head of MOI Department	2000
Aldo Gallo	55	Head of Audit Department	1999
Maurizio Montagnese	48	Head of Personnel and Organization Department	1999
Bruno Mazzola	56	Head of Shareholdings Department	2004
Piero Luongo	49	Head of General Affairs and Legal Department	2001

  Biographical Data

        The following is selected biographical data of the current Directors:

        Enrico Salza, Chairman. Mr. Salza was Deputy Chairman of Sanpaolo from 1984 to 1995 and of Sanpaolo IMI from 2001 to 2004. He is an entrepreneur and the managing director of Tecno Holding S.p.A. He was formerly chairman of the Turin Chamber of Commerce and Unioncamere Piemontese. He served as managing director of Cerved S.p.A. until 2002, director of Union Bank of Switzerland in Italy and deputy chairman and managing director of Il Sole 24 Ore from 1971 to 1989, as well as a director of Compagnia di San Paolo. He is chairman of the Centro Congressi "Torino Incontra", honorary chairman of the Associazione Sviluppo Scientifico e Tecnologico del Piemonte and a member of the executive committee of the International Chamber of Commerce.

        Maurizio Barracco has been managing director of Veedol Lubrificanti S.p.A. and president of SAEL Italia S.p.A.. Director of RCS Editori S.p.A. from 1984 to 2002, he is currently director of RCS Daily Newspapers S.p.A. From 2000 he has been managing director of Gruppo Arin and chairman of Consorzio Acqua Blu.

        Pio Bussolotto, Managing Director of Sanpaolo IMI from 2002 to 2004, was also managing director of Cardine Banca, Cassa di Risparmio di Padova e Rovigo and Casse Venete Banca. Since 2001 he is a member of the Board of Directors of Fondo Interbancario di Tutela dei Depositi. He has been a director of Camera di Commercio Industria Artigianato e Agricoltura di Padova and of Mediovenezie Banca.

        Giuseppe Fontana is an entrepreneur, heading the holding Gruppo Fontana, international leader in the production of bolts and nuts. He is director of the hotel group Villa d'Este, vice chairman of the Associazione Industriali of Monza and Brianza. He is director of Banca Fideuram and of Banca Popolare di Sondrio. Since 1995 he has been director of IMI and then of Sanpaolo IMI.

        Alfonso Iozzo, Managing Director, has spent his professional career at Sanpaolo, where he entered in 1961. He was Head of the Research Department, then the Foreign Department and subsequently Deputy General Manager of the Bank. With the reorganization of the Bank upon its transformation into a limited company he became Joint General Manager in 1992 and then in 1995 General Manager of the holding Gruppo Bancario Sanpaolo. From February 1995 he was secretary general of the Compagnia di San Paolo, an office which he left upon being nominated to his current role in the bank.

        Ettore Gotti Tedeschi is senior country representative of Santander Central Hispano, whose Italian branch he established in 1993, and chairman of Banca Finconsumo. Previously he was co-founder and Senior Partner of Akros Finanziaria, managing director Merchant Banking and chairman of Azimut. He teaches at the Università Cattolica di Milano and is a director of the Cassa of Depositi e Prestiti.

        Virgilio Marrone has been a director of IFI S.p.A. since 1973, first as assistant to the managing director, then as Secretary General. From 1993 he was joint General Manager and responsible for business development of IFI S.p.A. and from 2002 General Manager of IFI S.p.A. He is also director of Exor Group, Luxembourg.

        Iti Mihalich is chairman of Società Reale Mutua di Assicurazioni, Banca Reale, Rem Assicurazioni and Reale Immobili and of other Italian and foreign insurance companies. He is also Deputy Chairman of Ala Assicurazioni S.p.A. and director in Friulcassa S.p.A, Sara Assicurazioni S.p.A., Sara Vita S.p.A.

        Anthony Orsatelli worked in the French premier's office and finance ministry from 1977 to 1987. He then moved to Banque Nationale de Paris with assignments in London and Tokyo. In 1995 he joined the CDC group. He became chief executive of CDC Ixis in 2003. In 2003 he has been appointed as member of the Committee of Caisse Nationale des Caisses d'Epargne, with responsibility on Financing and Capital Market activities.

        Emilio Ottolenghi is a petroleum entrepreneur and from 1959 managing director of "La Petrolifera Italo-Rumena S.p.A.". From 1993 to 1995 he was chairman of the Gruppo Bancario Credito Romagnolo S.p.A. and from 1995 to 1998 deputy chairman of Sanpaolo, then Director of Sanpaolo IMI; from 1999 to 2002 he was deputy chairman of Sanpaolo IMI Private Equity.

        Orazio Rossi, Deputy Chairman, is a commercial and industrial entrepreneur. He was chairman of Cardine Banca until 2000. He joined the board of directors of Sanpaolo IMI and was appointed Deputy Chairman in March 2002. He is currently a member of the board of directors of the Associazione fra le Casse di Risparmio Italiane and he is a member of the Executive Committee of the Associazione Bancaria Italiana. He was previously a member of the board of directors of the Rovigo Chamber of Commerce and of Federalcasse Banca.

        Gianguido Sacchi Morsiani has been a university professor of administrative law since 1997 and is the author of many legal publications. He has also worked as European Commission expert in connection with the harmonization of the legislations of EU countries. He has been a member of the Technical Committee of the Finance Ministry and Chairman of I.C.C.R.I. He was the chairman and deputy chairman of Cardine Banca. He has been chairman of Cassa di Risparmio in Bologna since 1980.

        Alfredo Saenz Abad was executive director of Tubacex S.A. from 1965 to 1980, then moving to banking where he had important roles in Banco de Vizcaya, Banca Catalana and Banco Bilbao Vizcaya, going on to become chairman of Banesto in 1993. From 1999 he was a director of Santander Central Hispano, becoming in 2002 deputy chairman and managing director. He is also vice chairman of Santander Central Hispano Investment.

        Mario Sarcinelli began his career with the Bank of Italy, where he had various positions, becoming deputy general manager from 1976 to 1981. He was General Manager of the Treasury from 1982 to 1991, he was Foreign Trade Minister in 1987. Vice Chairman of the new European Bank for Reconstruction and Development from 1991 to 1994, from 1994 to 1998 he was Chairman of Banca Nazionale del Lavoro. He teaches at "La Sapienza" (Rome) university and Luiss university.

        Leone Sibani is chairman of Sanpaolo IMI Private Equity (from 2002) and is a director of Cassa di Risparmio in Bologna, Banca Popolare dell'Adriatico (from 2003) and Sanpaolo IMI Internazionale (from 2002). He is also a director of Compagnia Assicuratrice Unipol S.p.A. and director of the Associazione per lo Sviluppo degli Studi di Banca e Borsa.

        Alberto Tazzetti is a partner and director of Sicurezza Lavoro S.r.l. and director of the Centrale del Latte di Torino Spa. He is also a member of the Comitato Esecutivo della Piccola Industria and member of the Consiglio Direttivo of the Confindustria, and Deputy Chairman of the Unione Industriale of Turin.

        Josè Manuel Varela began his career in the Research Department of the Spanish Ministry of Commerce, subsequently holding important roles in Banco Iberico S.A. and Banco Exterior S.A. de Espana. From 1987 he has worked for Santander Central Hispano, where he is responsible for the European Division, Consumer Banking in Europe and Strategic Alliances.

        The following is selected biographical data of the Senior Managers (other than of Mr. Iozzo whose selected biographical data is presented above):

        Roberto Firpo is responsible for the Corporate Department having pursued his career within Sanpaolo IMI covering various posts in different sectors.

        Marina Tabacco is responsible for the Private & Retail Department having pursued her career within Sanpaolo IMI covering various positions in different sectors.

        Alfredo Checchetto is responsible for the Coordination North East Department. Prior to the merger of Sanpaolo IMI and Cardine Finanziaria he was the General Director of Cardine Finanziaria and held various positions in Cassa di Risparmio di Padova e Rovigo.

        Bruno Picca is responsible for the Finance and Administration Department pursued his career within Sanpaolo IMI holding various positions in different sectors including Financial Control and Planning.

        Pier Luigi Curcuruto is responsible for the Integrated Operation Vehicle. He has pursued his professional career with various companies, including Italtel, System & Management, EDS Europa and Banca Popolare di Milano.

        Aldo Gallo is responsible for the Audit Department having pursued his career within Sanpaolo IMI covering various positions in different sectors.

        Maurizio Montagnese is responsible for Sanpaolo IMI Group Human Resources. Previously he held similar positions in Unicredito, Cassa di Risparmio di Verona and Olivetti.

        Bruno Mazzola is responsible for Shareholdings Department having pursued his career within Sanpaolo IMI holding various positions in subsidiaries of the Parent Bank.

        Piero Luongo is the Corporate Secretary and General Counsel. Prior to the merger of Sanpaolo and IMI he pursued his professional career in IMI covering various positions.

  Other principal directorships

        With reference to the current directors of the Bank, the following table sets forth the principal positions held by the Directors and the Statutory Auditors in other companies listed on regulated markets. The table also sets forth the offices of the current Sanpaolo IMI Directors in banking, financial and insurance companies.

        For information about the principal positions held in other companies by the Sanpaolo IMI Board of Directors prior to the general shareholders' meeting of April 29, 2004, see the Corporate Governance Report attached to this annual report as Exhibit 11.1.

Director	Office	Company
Enrico Salza	Managing Director	Tecnoholding S.p.A.
	Director	Sanpaolo IMI International S.p.A.
	Director	Thera It Global Company
Maurizio Barracco	Director	R.C.S. Quotidiani S.p.A.
Pio Bussolotto	Managing Director	Cassa di Risparmio di Padova e Rovigo S.p.A.
	Director	Cassa di Risparmio di Firenze S.p.A.
Giuseppe Fontana	Director	Banca Popolare di Sondrio
	Director	Banca Fideuram S.p.A.
Ettore Gotti Tedeschi	Chairman	Banca Finconsumo S.p.A.
	Deputy Chairman	Alerion Industries
	Director	Cassa Depositi e Prestiti
	Director	Endesa Italia S.p.A.

Alfonso Iozzo	Chairman	Banca OPI S.p.A.
	Chairman	Sanpaolo Banco di Napoli S.p.A.
	Director	Sanpaolo IMI Investimenti per lo Sviluppo S.p.A.
	Member of the Supervisory Board	CDC Finance—CDC Ixis S.A.
Virgilio Marrone	Director	Exor Group—Luxemburg
Iti Mihalich	Chairman	Societá Reale Mutua di Assicurazioni
	Chairman	Banca Reale S.p.A.
	Chairman	Rem Assicurazioni S.p.A.
	Chairman	Reale Immobili
	Chairman	Blue Assistance
	Chairman	La Piemontese Assicurazioni S.p.A.
	Chairman	La Piemontese Vita S.p.A.
	Chairman	Compagnia Italiana di Prev., Ass.ni e Riass.ni
	Chairman	I.S.E. S.p.A.
	Chairman	Reale Seguros Generales S.A.
	Chairman	Reale Vida S.A.—Compania de Seguros y Reaseguros S.A.
	Chairman	Reale Asistencia—Compania de Seguros S.A.
	Chairman	Agemut—Sociedad de Agencia de Seguros de Mutral S.A.
	Chairman	Reale Sum—Agrupacion de Interes Economico
	Chairman	Inmobiliaria Grupo Asegurador Reale S.A.
	Chairman	Eficalia Servicios S.A.
	Chairman	Rem Vie S.A.
	Deputy Chairman	Ala Assicurazioni S.p.A.
	Director	Friulcassa S.p.A.
	Director	Sara Assicurazioni S.p.A.
	Director	Sara Vita S.p.A.
Afredo Saenz Abad	Deputy Chairman	Santander Centaral Hispano Investment
Gianguido Sacchi Morsiani	Chairman	Finemiro Banca S.p.A.

Anthony Orsatelli	President du Directoire	CDC Finance CDC Ixis S.A.
	President du Directoire	CDC Ixis Capital Markets S.A.
	Membre due Directoire	Caisse Nationale des Caisses d'Epargne S.A.
	President du Conseil de Surveillance	CDC Ixis Securities S.A.
	Vice-President du Conseil de Surveillance	CDC Ixis Lef RothSchild Midcaps S.A.
	Membre du Conseil de Surveillance	Sogeposte S.A.
	Membre du Conseil de Surveillance	CDC Ixis Financial Guaranty Holding S.A.
	Membre du Conseil de Surveillance	CDC Ixis Financial Guaranty S.A.
	Membre du Conseil de Surveillance	CDC Ixis Financial Guaranty Europe S.A.
	Membre du Conseil de Surveillance	CDC Ixis Asset Management S.A.
	Membre du Conseil de Surveillance	Ecureuil Gestion S.A.
	Membre du Conseil de Surveillance	Ecureuil Gestion FCP S.A.
	President du Conseil d'Administration	Gimar Finance S.C.A.
	President du Conseil	CDC Ixis Private Capital Management S.A.
	President du Conseil	CDC SP
	Chairman of the Board of Directors	Nexgen Financial Holding Limited
	Chairman of the Board of Directors	Nexgen Re Limited
	Chairman of the Board of Directors	CDC Ixis Capital Markets North America
	Chairman of the Board of Directors	CDC Commercial Paper Corp.
	Chairman of the Board of Directors	CDC Financial Products Inc.
	Chairman of the Board of Directors	CDC Mortgage Capital Inc.
	Chairman of the Board of Directors	CDC Derivatives Inc.
	Chairman of the Board of Directors	CDC Funding Corp.
	Member of the Board of Directors	CDC Municipal Products Inc.
	Member of the Board of Directors	CDC Servicing Inc.
	Member of the Board of Directors	CDC Ixis North America

	Member of the Board of Directors	CDC Securities Inc.
	Member of the Board of Directors	CDC Ixis AM US Corporation
	Member of the Board of Directors	Euroclear Plc
	Member of the Board of Directors	CDC Ixis Financial Guaranty Services Inc.
	Member of the Board of Directors	CDC Ixis Financial Guaranty North America Inc.
Member of the Board of Managers
Emilio Ottolenghi	Chairman	Vis S.p.A.
	Managing Director	La Petrolifera Italo Rumena S.p.A.
	Director	Argus Fund S.A.
Orazio Rossi	Chairman	Cassa di Risparmio di Padova e Rovigo S.p.A.
	Chairman	Sanpaolo IMI Internazionale S.p.A.
Mario Sarcinelli	Director	Ina Vita S.p.A.
	Director	Cassa Depositi e Prestiti S.p.A.
Leone Sibani	Chairman	Sanpaolo IMI Private Equity S.p.A.
	Director	Sanpaolo IMI Internazionale S.p.A.
	Director	Banca Popolare dell'Adriatico S.p.A.
	Director	Biesse S.p.A.
Alberto Tazzetti	Chairman	Sicurezza Lavoro S.r.l.
	Director	Centrale del Latte di Torino & Co. S.p.A.
Josè Manuel Varela	Diretor	Santander Consumer Finance
	Director	CC—Credit Hungria
	Director	CC—Bank Polania
	Director	Banque Commerciale du Maroc

Board of Statutory Auditors

        The statutory auditors are elected for a three-year term and may be re-elected. At least two of the members of Sanpaolo IMI's Board of Statutory Auditors must be elected by minority shareholders. In case any of the statutory auditors ceases for any reason to serve in such capacity, the alternate auditor automatically replaces him until the next shareholders' meeting, at which a replacement will be elected by the shareholders. Statutory auditors are required to attend the general meeting of shareholders, Board of Directors meetings and Executive Committee meetings.

        As specified in Item 4. "C. Business Overview—Italian Banking Regulation and Corporate Governance principles—Corporate Governance—Audit Committee" on page 97 above, Sanpaolo IMI has designated the Board of Statutory Auditors, and the Board of Statutory Auditors has accepted such designation as Sanpaolo IMI's audit committee for purposes of Rule 10A-3 under the Securities Exchange Act.

        As already specified (see Item 4. "C. Business Overview—Italian Banking Regulation and Corporate Governance principles—Corporate Governance—Audit Committee" on page 97 above) the Board of Statutory Auditors is responsible for monitoring the compliance with applicable laws and regulations with its bylaws and the observance of the principles of good administration; in particular, the statutory auditors monitor the adequacy of Sanpaolo IMI's organization and administrative structure, its bookkeeping and working system. The Board of Statutory Auditors is also responsible for reviewing the exchange of information between Sanpaolo IMI and its subsidiaries, to ensure compliance with legal reporting requirements.

        The following table sets forth, as of the date of this annual report, the names of the members of the Board of Statutory Auditors of Sanpaolo IMI, who were elected by the general meeting of shareholders on April 30, 2002, for the three years 2002-2004. The alternate auditor, Gian Luca Galletti, was appointed by the general shareholders' meeting of April 29, 2004, in place of Antonio Ottavi, who resigned as alternate auditor from January 19, 2004.

Name	Age	Position
Mario Paolillo	72	Chairman of Board of Auditors
Aureliano Benedetti	67	Auditor
Maurizio Dallocchio	45	Auditor
Paolo Mazzi	56	Auditor
Enrico Vitali	42	Auditor
Stefania Bortoletti	36	Alternate Auditor
Gian Luca Galletti	42	Alternate Auditor

Independent Auditors

        The financial statements of Sanpaolo IMI are required to be audited by an independent auditing firm whose assignment has to be approved by the general meeting of shareholders that approves the annual financial statements. The resolution of the general meeting of shareholders' authorizing such appointment must be furnished to CONSOB together with the Board of Statutory Auditors' opinion on the appointment. In accordance with Italian law, such appointment is for three years and the general meeting of shareholders may not appoint the same external auditors for more than three consecutive three-year terms. The report issued at the end of the audit is defined as an opinion with or without qualification and not a "certification". Arthur Andersen S.p.A. audited the financial statements of Sanpaolo IMI and its predecessor, Sanpaolo, since the fiscal year ending December 31, 1992 and terminated its assignment with the opinion for the fiscal year 2000. PricewaterhouseCoopers S.p.A. was appointed by the general meeting of shareholders on April 28, 2000 for the three year term 2001-2003 and was confirmed for the three-year term 2004-2006 by the general shareholders' meeting on April 29, 2004.

B. Compensation

        The following tables set forth the compensation paid to or accrued by Directors and Statutory Auditors of Sanpaolo IMI for the year ended December 31, 2003:

				Compensation (thousands of €)
				Remuneration for the office in the company that prepares the financial statements
	Office
							Bonuses and other incentives (1)
Surname and Name	Description of office	Period in office	Expiry of Office(*)			Non- monetary benefits			Other compensation (2)
Directors
MASERA Rainer Stefano	Chairman of the Board of Directors(3)	January 1, 2003—December 31, 2003	2003	742		15	899			(a)
ROSSI Orazio	Deputy Chairman of the Board(3)	January 1, 2003—December 31, 2003	2003	181		—	63		290	(b)
SALZA Enrico	Deputy Chairman of the Board(3)	January 1, 2003—December 31, 2003	2003	184		—	85		6
BUSSOLOTTO Pio	Managing Director(3)	January 1, 2003—December 31, 2003	2003	742		—	899			(c)
IOZZO Alfonso	Managing Director(3)	January 1, 2003—December 31, 2003	2003	742		—	899			(d)
MARANZANA Luigi	Managing Director(3)	January 1, 2003—December 31, 2003	2003	742		—	899			(e)
CARMI Alberto	Director	January 1, 2003—December 31, 2003	2003	63		—	80		—
FONTANA Giuseppe	Director	January 1, 2003—December 31, 2003	2003	101		—	85		36
GARDNER Richard	Director	January 1, 2003—December 31, 2003	2003	63		—	54		—
MANULI Mario	Director	January 1, 2003—December 31, 2003	2003	83		—	80		—
MAROCCO Antonio Maria	Director	April 29, 2003—December 31, 2003	2003	44		—	—		—
MARRONE Virgilio	Director(3)	January 1, 2003—December 31, 2003	2003	98	(f)	—	(f	)	—
MATUTES Abel	Director	January 1, 2003—December 31, 2003	2003	62		—	49		—
MIHALICH Iti	Director(3)	January 1, 2003—December 31, 2003	2003	94		—	80		11

ORSATELLI Anthony	Director	September 12, 2003—December 31, 2003	2003	17		—	—		—
OTTOLENGHI Emilio	Director	January 1, 2003—December 31, 2003	2003	79		—	85		6
SACCHI MORSIANI Gian Guido	Director	January 1, 2003—December 31, 2003	2003	53		—	71		311	(g)
VERMEIREN Remi François	Director	January 1, 2003—December 31, 2003	2003	64		—	4		—
BOUILLOT Isabelle	Director(4)	January 1, 2003—September 2, 2003			(h)	—	(h	)
GALATERI DI GENOLA E SUNIGLIA Gabriele	Director(4)	January 1, 2003—April 13, 2003		12		—	36
Statutory Auditors
PAOLILLO Mario	Chairman of Statutory Auditors	January 1, 2003—December 31, 2003	2004	109		—	—		223
BENEDETTI Aureliano	Statutory Auditor	January 1, 2003—December 31, 2003	2004	72		—	—		78
DALLOCCHIO Maurizio	Statutory Auditor	January 1, 2003—December 31, 2003	2004	74		—	—		41
MAZZI Paolo	Statutory Auditor	January 1, 2003—December 31, 2003	2004	75		—	—		—
VITALI Enrico	Statutory Auditor	January 1, 2003—December 31, 2003	2004	71		—	—		—

(*)
Date of general shareholders' meeting called to approve the financial statements for the year.

(1)
This includes

—for the Chairman and Managing Directors, the variable part of the compensation for 2003, as decided by the Board of Directors on March 2, 2004;

—for the Directors, the compensation corresponding to the profit for the year 2002 of €889,000, divided proportionally to their presence at meetings held during the year, on the basis of a motion of the Board of Directors following the approval of the financial statements for 2002. For the year 2003, the amount due, calculated according to Group results, was €1,458,000.

(2)
Compensation matured with subsidiaries of Sanpaolo IMI.

(3)
Members of the Executive Committee.

(4)
Members of the Board of Directors stepping down from office in 2003.

(a)
€164,000 paid to Sanpaolo IMI.

(b)
In addition to the amount shown in the table €162,000 was paid by the former Cardine Finanziaria, which was merged into Sanpaolo IMI from December 31, 2003.

(c)
€707,000 paid to Sanpaolo IMI, of which €434,000 paid by the former Cardine Finanziaria, which was merged into Sanpaolo IMI from December 31, 2003.

(d)
€343,000 paid to Sanpaolo IMI.

(e)
€341,000 paid to Sanpaolo IMI.

(f)
In addition to the amount shown in the table, €19,000 in emoluments of office and €80,000 in bonus and other incentives (relating to the variable part of the emolument for 2002) was paid to IFI S.p.A.

(g)
In addition to the amount shown in the table, €197,000 was paid by the former Cardine Finanziaria, which was merged into Sanpaolo IMI from December 31, 2003.

(h)
€77,000 paid to CDC IXIS Italia Holding S.A., of which €41,000 in emoluments of office and €36,000 in bonus and other incentives (variable part of the emolument for 2002).

        The aggregate compensation for the year ended December 31, 2003 for the Senior Managers holding such positions as of December 31, 2003 was approximately €8.4 million, including the compensation received by certain Senior Managers for positions within the Group that they no longer hold. The above-mentioned compensation includes bonuses of approximately €4 million.

        Sanpaolo IMI pays annual bonuses to the Managing Directors based on corporate performance, measured primarily by the Group's profitability. The annual bonuses also reflect the achievement of economic targets planned for the Group and for the areas of responsibility of each Managing Director.

Stock option plans for the year ended December 31, 2003

        The shareholders' meeting, held on July 31,1998 authorized the Board of Directors to introduce stock option plans in favor of Group executives, resorting to increases in capital against payment up to a maximum amount subsequently determined to be €40 million, corresponding to 14,285,714 shares.

        In accordance with this mandate, the Board of Directors approved the following stock option plans:

  •
  a first plan, dated February 9, 1999 assigning to the Managing Directors and to 56 other executives a total of 6,772,000 options in three equal tranches exercisable from 2000, 2001 and 2002, respectively, and expiring on March 31, 2003 (extended to March 31, 2004 by resolution of the Board of Directors on July 30, 2002), at a strike price of €12.396 per share;

  •
  a second plan, dated June 27, 2000, assigning to the Managing Directors and to 122 other executives, 3,378,270 options exercisable from 2003 and expiring on March 31, 2005, at a strike price of €16.45573 per share;

  •
  a third plan, dated December 18, 2001, assigning to 171 Group executives, including 40 executives of the Group's subsidiaries, 4,030,000 options exercisable after the issue of the dividend for 2003 and expiring on March 31, 2006, at a strike price of €12.7229 per share.

        On April 30, 2002, the shareholders' meeting granted a new power of attorney to the Board of Directors to approve stock incentive plans in favor of Group executives, resorting to increases in capital against payment up to a maximum amount of €51,440,648, corresponding to 18,371,660 shares.

        In accordance with this mandate, the Board of Directors, on December 17, 2002, approved a new stock option plan, assigning to 291 Group executives (in connection with the office they held), including 77 executives of the Group's subsidiaries, 8,280,000 options (of which 5,455,000 fixed and 2,825,000 with effective exercise subordinated to the achievement of the Group's RoE and cost income targets for 2003), which can be exercised at a price of €7.1264 per share after the issue of the dividend relating to the year 2004 and expiring on March 31, 2007.

        On May 14, 2002, on the basis of the authorization by the shareholders' meeting held on April 30, 2002, the Board of Directors approved a stock option plan for the Chairman and the Managing Directors for the period 2001-2003. The Board of Directors was authorized to use treasury shares to service the plan. The plan is structured as follows:

  •
  Options Assigned: 2,200,000;

  •
  Beneficiaries:

  •
  the Chairman, Rainer Masera, and Managing Directors, Alfonso Iozzo and Luigi Maranzana, each have 450,000 fixed options for the 2001-2003 period, plus 150,000 options each for the 2001-2003 period provided that the average share price was €20 per Share in the 30 days before the general shareholders' meeting approving the 2003 financial results;

  •
  Managing Director Pio Bussolotto has 300,000 fixed options for the 2001-2003 period, plus 100,000 options subject to the above-mentioned condition;

  •
  Strike Price: €12.6244 per share, which was the average price of Sanpaolo IMI shares for the month prior to the resolution approving the plan;

  •
  Exercise Period: from the date of payment of the dividend for 2003 and expiring on the approval by the Board of Directors of the 2005 financial results and, in any event, on March 31, 2006;

  •
  Restrictions: the options are not transferable inter vivos; the options expire if employment is terminated before the expiration of the mandate; the Board of Directors, upon the proposal of the Committee for Remuneration and Human Resources Policies (Comitato Tecnico per la Remunerazione e le Politiche del Personale) and after consultation with the Statutory Auditors, confirms the options and determine their amounts in consideration of the length of employment and the reasons for the termination of the relevant person.

        In connection with the Parent Bank's payment, in June 2002 of the 2001 annual production premium to its employees (which is an amount contractually agreed upon between the Parent Bank and its employees' union representatives, and is linked to each employee's compensation level), the Board of Directors approved the introduction of a plan (the "2002 Share Plan") under which all Parent Bank personnel who were employed on June 27, 2002 could elect to receive Shares (which are restricted for three years) in an amount linked to the production premium to which they were entitled. Participation in the 2002 Share Plan was voluntary.

        On March 4, 2003, the Board of Directors approved a second such plan (the "2003 Share Plan") in connection with the Parent Bank's payment of the 2002 annual production premium to its employees. The features of the 2003 Share Plan were identical to those of the 2002 Share Plan.

        Both the 2002 and 2003 Share Plans allowed the Parent Bank and its employees to take advantage of governmental tax and social security incentives.

        In 2003, the 14,090 employees, or 51.3% of those entitled to receive the 2002 annual production premium, elected to participate in the 2003 Share Plan. Accordingly, Parent Bank personnel employed on June 27, 2003 received an aggregate amount of 2,344,522 Shares, valued in accordance with applicable tax standards at €8.1271 per Share, for an aggregate cost to Sanpaolo IMI of approximately €19 million.

        If the outstanding options on Sanpaolo IMI stock not yet exercised in 2003 (7,399,104) were to be exercised, this would entail further increases in capital of €20,717,491 and the booking of additional paid-in capital of €83,559,643.

	Number of shares	Average exercise price €	Market price €
Development of stock option plans in 2003
Options at January 1, 2003	18,514,104	10.9061	6.200	(a)
Options already assigned in the 2002 Plan(b)	2,825,000	7.1264	—
Options exercised in 2003	—	—	—
Options expired in 2003(c)	(220,000)	12.8934	—
Options at December 31, 2003	21,119,104	10.0333	10.340	(d)
Of which: exercisable at December 31, 2003(e)	—	—	—

(a)
Market price at December 30, 2002.

(b)
Options already assigned in 2002, the exercise of which depends on the Group's reaching of ROE and cost income targets for 2003. The targets were reached.

(c)
Options no longer exercisable following termination of employment.

(d)
Market price at December 30, 2003.

(e)
Options exercisable in determined periods of time, not including December 31, 2003. At December 31, 2003, 4,305,834 options were exercisable at the strike price of €12.396 per share,

  expiring in March 2004, and a further 3,093,270 options were exercisable, at the strike price of €16.45573 per share, expiring in March 2005.

        As of December 31, 2003, under the 1999-2001 and 2000 stock option plans, senior managers other than the Managing Directors had exercised 250,000 options. Rainer Stefano Masera had exercised 246,666 options. As of such date an additional 1,759,500 options had been exercised by other managers.

	Options Assigned as of December 31, 2003
						Options Exercisable as of December 31, 2003
	Minimum Residual Expiration Period
Exercise Prices (€ per Share)	February 2003- March 2004(a)	May 2003- March 2005	May 2004- March 2006	May 2005- March 2007	Total	Total	Average residential Expiration Period
12.396	4,305,834	—	—	—	4,305,834	—	—
16.45573	—	3,093,270	—	—	3,093,270	—	—
12.7229	—	—	3,860,000	—	3,860,000	—	—
12.6244	—	—	1,650,000	—	1,650,000	—	—
7.1264	—	—	—	8,210,000	8,210,000	—	—
Total	4,305,834	3,093,270	5,510,000	8,210,000	21,119,104		—

(a)
The Board of Directors has postponed the expiration of the options granted pursuant to 1999 option plan from March 2003 to March 2004.

C. Board Practices

Directors' Benefit Arrangements on Termination

        As of the date of this annual report, there are no service contracts between any Director and Sanpaolo IMI or any of its subsidiaries providing benefits upon termination of service.

Internal Audit Department and Comitato Audit

        As specified in Item 4. "C. Business Overview—Italian Banking Regulation and Corporate Governance principles—Corporate Governance—Audit Committee" on page 97 above, Sanpaolo IMI has designated the Board of Statutory Auditors, and the Board of Statutory Auditors has accepted such designation as Sanpaolo IMI's audit committee for purposes of Rule 10A-3 under the Securities Exchange Act.

        The Bank of Italy's supervisory activities in recent years have concentrated on verifying that banks have an adequate level of efficiency and control. This has led the Bank of Italy to revise its regulatory instructions on matters of internal control. This approach, which reflects international developments, establishes a set of general principles for banks to comply with; in addition to a limited number of prescriptive measures. The Bank of Italy's goal is to encourage the management of banks to develop highly effective systems of internal control. The terminology used by the Bank of Italy, "system of internal control", introduces a strong concept of innovation, with an integrated system of controls at all levels of the organization, including controls involving formal checks and a series of control subsystems to monitor the various types of risks.

        As part of this new approach, the banks' internal audit department is required to direct its efforts towards checking the adequacy of the organization as a whole, evaluating the company's ability to achieve its objectives with efficiency and effectiveness.

        In Sanpaolo IMI this task is entrusted to a separate Internal Auditing Department, which has the necessary independence from the operating structures as it reports directly to the Managing Director. In carrying out its duties, the Internal Audit Department is not subject to any limits in its access to company information, archives and assets, as foreseen in the Internal Audit Regulations approved by the Board of Directors in December 1999, which extend to the whole Group a system of internal controls that allows the Parent Bank to exercise effective control over the Group's overall risk exposure.

        The Sanpaolo IMI Internal Audit Department is responsible for evaluating the adequacy of the Group's overall system of internal controls, checking that transactions are carried out properly and that the risks are properly controlled. Internal Audit is also responsible for bringing to the attention of the Board of Directors and senior management any improvements that could be made to the Group's risk management policies, measurement tools and procedures.

        The Internal Audit Department reports on its activities on a quarterly basis to the Board of Directors, as well as to the Comitato Audit. Furthermore, there are regular, continuous contacts between the Internal Audit Department and the other control bodies including the Board of Statutory Auditors. There is a constant flow of information and cooperation between the Internal Audit Department and the Board of Statutory Auditors. Such flow of information and cooperation is ensured by periodical reports by the head of Internal Audit Department on the results of the activities performed. The Comitato Audit has been formed pursuant to applicable Italian regulations.

        The Comitato Audit consists of the following non-executive directors:

    Giuseppe Fontana (Chairman)
    Virgilo Marrone
    Mario Sarcinelli

        Messrs. Fontana and Sarcinelli are independent directors. Mr. Marrone holds executive positions in companies controlled by IFI, which is controlled by Giovanni Agnelli & C. Sapa one of the shareholders of Sanpaolo IMI, which have significant business relations with Sanpaolo IMI. Because he holds such executive positions, he is not considered to be an independent Director. The Managing Director and the Chairman of the Board of Statutory Auditors, as well as the Heads of the Accounting Department and of the Audit Department in their respective capacities, take part in the meetings of the Comitato Audit.

        The Comitato Audit normally meets monthly; in 2003, the Comitato Audit met 17 times. The Comitato Audit analyzes the issues and the relevant policies in order to assess, in the context of its evaluation of the Group's internal control system, issues which should be further investigated. The Comitato Audit also evaluates the adoption of the most appropriate corrective measures in order to deal with any omissions and anomalies of the audit processes, referring to both internal audits and external audits by the independent auditors.

        In particular, the Comitato Audit:

  •
  assists the Board of Directors in its role in determining the guidelines and periodical checks on the adequate and effective functioning of the internal controls of the Parent Bank and companies of the Group;

  •
  evaluates the work plans prepared by internal control and receives their periodical reports;

  •
  evaluates, together with the independent auditors, the management of the companies of the Group, the adequacy of the accounting principles used and their proper application in the preparation of the consolidated financial statements;

  •
  evaluates the proposals formulated by the independent auditors in connection with their responsibilities, as well as the work plan set out for the audit of the financial statements and the results contained in the audit report and letter to management;

  •
  maintains close contact with the Board of Statutory Auditors, through the participation of its Chairman at meetings of the Board of Directors, so as to allow reciprocal and timely exchange of information on the internal controls system;

  •
  reports to the Board of Directors, at least every six months, on the occasion of the approval of the annual and interim reports, on the activity undertaken by the Comitato Audit and the adequacy of the system of internal controls of the Group;

  •
  carries out any further tasks assigned to it by the Board of Directors, particularly in relations with the independent auditors.

        The Comitato Audit also undertakes the responsibilities and functions relating to it as a regulatory body pursuant to legislative decree no. 231 of 2001. Such decree mandates certain duties and responsibilities (and imposes fines) for Italian corporate bodies.

Remuneration Committee

        The Remuneration Committee is a technical committee of the Board of Directors for remuneration and personnel policies. It has the role of evaluating, in agreement with the Chairman of the Board of Statutory Auditors and reporting to the Board of Directors, the remuneration of the Directors with particular offices and examining the total remuneration structure of the Directors, also taking account of any employment or assignment in subsidiaries of the Parent Bank; to consider in depth the themes concerning the general directions for top management remuneration and management policies at Parent Bank and Group level, as well as the approval and modification of the general arrangements concerning employment relationships.

        In 2003, the Remuneration Committee met 6 times. As of the date of this annual report, the Remuneration Committee consists of the following Directors:

    Iti Mihalich (Chairman)
    Alfredo Saenz Abad
    Alberto Tazzetti

        The Managing Director takes part in the meetings of the Remuneration Committee.

D. Employees

        At December 31, 2003, the Group employed 43,465 people, a decrease of 2,185 persons (4.8%) compared with 2002 and 1,752 persons (3.9%) compared with December 31, 2002 on a pro forma basis. The 2002 pro forma figures include Epta group, IEB group, Cassa dei Risparmi di Forlì and excludes Finconsumo group, Imiweb group and Banque Sanpaolo group.

        This decrease is attributable to the realization of rationalization and integration at Group level as established within the context of the 2003-2005 Plan, which focuses, in terms of cost, on making business support structures as efficient as possible in order to favor improvement of the distribution networks and sustain the Group's commercial expansion plans.

        To achieve the goals of the 2003-2005 Plan, staff leaving incentives were adopted, including the use of the Solidarity Fund. The Solidarity Fund was established by Ministerial Decree no. 158 of April, 28 2000, within INPS (the Italian National Security Institute). The Solidarity Fund has its own autonomous asset management and is wholly financed by its participating banks. Its goal is to implement income-support measures for workers of companies which have signed up to banking sector national collective labor agreements and who are affected by corporate reorganization and restructuring plans.

        The Solidarity Fund primarily disburses special funds as a support to income in installments or, at the explicit request of the person concerned, in a single payment—until one month prior to receiving the retirement or old-age pension allowance (the so-called "time window") payable by the basic welfare systems in addition to payment of the notional contribution until such time as the relevant right accrues, to employees who satisfy the pension requirements within a maximum period of 60 months from the date of employment termination.

        The use of the Solidarity fund was defined in a group collective bargaining agreement entered into with the trade unions on June 10, 2003. This agreement, and the subsequent corporate agreement of June 14, 2003 specific to Sanpaolo IMI, which also applies the staff appointments of Sanpaolo Banco di Napoli, has provided the opportunity to have recourse to the Solidarity Fund on a voluntary basis for all those entitled to receive an INPS pension between January 1, 2004 and December 31, 2007, or until December 31, 2008 for those belonging to the head office of the former Banco di Napoli, the MOI and Direzione Acquisiti e Logistica (Purchase and Supplies Department), which are being restructured. The benefit is subject to a possible extension for those whose INPS pension entitlement accrues in the course of 2009 and who belong to these companies and departments.

        The deadline for submitting Solidarity Fund membership applications was September 30, 2003, and disbursement schedule was established by Sanpaolo IMI as the period September 2003 - December 2004 in accordance with operational and organizational requirements, giving priority to staff belonging to the companies and departments being streamlined.

        The Solidarity Fund enabled the Group to absorb lay-offs directly, through the resignation of personnel from the companies and departments in question, and indirectly, actuating intense professional conversion processes. These lay-offs will also enable the creation of vacancies in the distribution network for the entry of new staff, thus making an important investment for future growth and development, and accelerate the impact of benefits from the most recent collective and corporate employment agreements.

        These leaving incentives were applied for by 3,750 employees (out of approximately 4,800 eligible employees), of whom approximately 2,900 through the Solidarity Fund and approximately 800 for incentivized retirement. Of the approximately 800 employees who applied for incentivized retirement, 750 retired in 2003.

        The measures described above involved a total cost to Sanpaolo IMI of approximately €520 million. This cost is covered by the allowance made to the provisions for risks and charges. Item 5. "A. Results of Operations for the Three Years Ended December 31, 2003—2. Year Ended December 31, 2003 compared with Year Ended December 31, 2002" on page 105 above.

        With particular reference to the Parent Bank, at December 31,2003, the staff was made up of 22,086 employees, a decrease of 1,221 employees (5.2%) in comparison to December 31, 2002. These numbers have been reclassified to take into account the transfer of resources operating in the branches merged into Sanpaolo Banco di Napoli, the resources from the merger by incorporation of Cardine Finanziaria and the spin-off of the resources of the public works sector to Banca OPI. On a non pro-forma basis, the staff of the Parent Bank at December 31, 2002 numbered 28,036 employees.

        The following table shows the Group's total headcount at the dates indicated:

			At December 31, 2002
	At December 31, 2003		2002 pro forma(1)		At December 31, 2002		change, % 2003/2002 pro forma(1)
		%		%		%		%
Year-end headcount	43,465	100.0	45,217	100.0	45,650	100.0	(1,752)	(3.9)
Executives	821	1.9	852	1.9	881	1.9	(31)	(3.6)
Managers	13,789	31.7	14,011	31.0	14,387	31.5	(222)	(1.6)
Other employees	28,855	66.4	30,354	67.1	30,382	66.6	(1,499)	(4.9)

(1)
The pro forma includes Epta group, IEB group, Cassa dei Risparmi di Forlì and excludes Finconsumo group, Imiweb group and Banque Sanpaolo group.

        The following table shows the Group's employees by main category of activity and by geographic location

At December 31, 2003
Domestic Banking Network	33,314
Italy	33,191
Austria	8
Luxembourg	98
Switzerland	17
Wealth Management and Financial Markets	1,149
Italy	1,006
Luxembourg	95
United Kingdom.	8
United States	40
Personal Financial Services	1,871
Italy	1,478
France	260
Ireland	12
Luxembourg	98
Switzerland	23
International Activities	1,689
Italy	7
Hungary	679
Ireland	16
Parent Bank Foreign Network	102
Romania	403
Slovenia	482
Central Functions	5,442
Italy	5,432
Ireland	2
Luxembourg	1
Portugal	2
United Kingdom	5

  Employment Agreements

        In Italy, national collective bargaining agreements are generally negotiated between the national association of banks and the national unions. The relations of the individual banks with their employees must be based on and comply with the guidelines set out by the national collective bargaining agreements.

        The previous national collective bargaining agreements for non-management staff (which covers almost all the employees of Sanpaolo IMI) expired on December 31, 2003 and negotiations for a renewal of all binding terms are currently in progress. The new bargaining agreement will also take into consideration, all the late amendments in labor laws pertaining flexibility, traineeship and increase in the adoption of temporary and part-time workers.

        Pending negotiations, an allowance is expected to be granted to all workers. The allowance is expected to be equal to 30% of the forecasted inflation from the 3rd to the 6th month after the contract expired, and to 50% of the forecasted inflation thereafter).

        In the specific instance of Sanpaolo IMI, after the renewal of the second-level (that is, signed at a company level to improve the provisions of the national contract in some specific subjects allowed by the latter one) collective bargaining agreement in May 2001, several important innovations have been introduced, such as the definition of new professional skills and an increase in its staff performance-related bonus schemes. The incentive scheme covers almost the entirety of Sanpaolo IMI's personnel and is directly related to the achievement of set targets and provides for cash bonus payments, calculated and communicated in advance, both for branch managers and for the staff.

        As envisaged by the 2003-2005 Business Plan, in June 2003, agreements were reached to access the Solidarity Fund a specialized national welfare fund, in the credit contractual sector, of INPS (as defined below). The Solidarity Fund allows, on a voluntary basis, personnel to retire prior to the terms prescribed by applicable laws and other statutory provisions.

        Concerning the ongoing reorganizations and integration of the group's companies, at the beginning of 2003 agreements relating to labor contracts for the personnel of the former Banco di Napoli have been executed. In June 2003, Sanpaolo IMI carried out the procedures required to transfer the labor-force of the Southern branch of the company to the newly-established Sanpaolo Banco di Napoli.

        Negotiations relating to personnel of the former Cardine Finanziaria are ongoing. The purpose of the negotiations is to define the steps towards a progressive integration of all binding terms of the labor contracts. In fact, in the beginning, Cardine Finanziaria had been incorporated by way of transfer of company branches from 7 different banks; therefore, 7 different second-level agreements were applied until the merger with Sanpaolo IMI, when the need of the aforementioned integration arose.

  Benefits

        Sanpaolo IMI provides certain retirement benefits to its employees. From December 31, 1990, Sanpaolo and its employees began to make certain contributions to the Istituto Nazionale per la Previdenza Sociale ("INPS"), the state-run pension scheme, which provides a flow of income to employees upon retirement.

        Until December 31, 1990, employees of Sanpaolo were entitled to retirement benefits from the Cassa di Previdenza, a private pension scheme funded by Sanpaolo and by Sanpaolo's employees. In accordance with the Amato Law, Sanpaolo was no longer due to make payments to the Cassa di Previdenza after December 31, 1990. After December 31, 1990, those employees who were employed by Sanpaolo as of that date became entitled to receive from the Cassa di Previdenza supplemental benefits which, when added to the payments from INPS, provide such employees with equivalent retirement coverage as was previously extended to them under the Cassa di Previdenza plan before December 31, 1990. Approximately 9,200 employees of Sanpaolo IMI will benefit from this retirement plan. As of December 31, 2003 Sanpaolo IMI had set aside a total of €120 million during the previous years with respect to this specific retirement coverage.

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

  Labor Relations

        Overall, Sanpaolo IMI considers satisfactory the relations with its employees. Approximately 75% of the employees belong to one of the nine national unions, representing both employees and middle-management. This is in accordance with data from the Italian banking sector.

E. Share Ownership

        The following table sets forth, as of May 31, 2004, the investments in Sanpaolo IMI and in the companies it controls held by the current member of the Board of Directors and of the Board of Statutory Auditors of Sanpaolo IMI:

Name	Company	How held	Shares held as of May 31, 2004
Enrico Salza	Sanpaolo IMI	Direct	500
	Sanpaolo IMI	Spouse	1,250
Pio Bussolotto	Sanpaolo IMI	Direct	6,000
Alfonso Iozzo	Sanpaolo IMI	Direct	7,087
Iti Milalich	Sanpaolo IMI	Direct	3,000
Emilio Ottolenghi	Sanpaolo IMI	Direct	320,000
	Sanpaolo IMI	Subsidiary	4,658,731
	Sanpaolo IMI	Spouse	4,000
Orazio Rossi	Sanpaolo IMI	Direct	52,593
Gian Guido Sacchi Morsiani	Sanpaolo IMI	Direct	200,000
Mario Sarcinelli	Sanpaolo IMI	Spouse	287
Leone Sibani	Sanpaolo IMI	Direct	56,000
	Fideuram	Direct	28,000

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. The Major Shareholders

Table of Major Shareholders

        The following table sets forth, as of the date of this annual report, the Sanpaolo IMI shareholders holding 1% or more of the outstanding Sanpaolo IMI Shares, with their corresponding interests in Sanpaolo IMI.

Shareholders (direct and/or indirect)	Ordinary Shares	Azioni Privilegiate	Total Shares	% of total capital 1,837,166,000 Shares(1)	% of ordinary capital 1,448,831,982 Shares(2)
Compagnia di San Paolo	108,662,399	157,341,052	266,003,451	14.479	7.5
Fondazione CRPR	63,487,817	134,968,267	198,456,084	10.802	4.382
Santander Central Hispano (SCH)	158,214,782	—	158,214,782	8.612	10.920
Fondazione CRB	45,174,581	96,024,699	141,199,280	7.686	3.118
Giovanni Agnelli & C. Sapa(3)	70,371,000	—	70,371,000	3.830	4.857
Deutsche Bank AG	54,277,374	—	54,277,374	2.954	3.746
Mediobanca	36,673,000	—	36,673,000	1.996	2.531
Fondazione Cariplo	32,057,549	—	32,057,549	1.745	2.213
Caisse des Dépôts et Consignations (CDC)	31,294,572	—	31,294,572	1.703	2.160
Società Reale Mutua di Assicurazioni	28,166,025	—	28,166,025	1.533	1.944
Ente Cassa di Risparmio di Firenze	28,050,000	—	28,050,000	1.527	1.936
Crédit Lyonnais	27,620,239	—	27,620,239	1.503	1.906
Fondazione Cassa di Risparmio di Venezia	27,523,682	—	27,523,682	1.498	1.900

(1)
Total capital includes the Azioni Privilegiate held by the Foundations.

(2)
Ordinary capital excludes the Azioni Privilegiate held by the Foundations.

(3)
The controlling shareholder of IFI/IFIL and Fiat. IFI/IFIL were formerly shareholders of Sanpaolo IMI.

  Agreements Among Shareholders

        On April 19, 2004, the Compagnia di San Paolo (the "Compagnia"), the Fondazione Cassa di Risparmio di Padova e Rovigo ("CRPR") and the Fondazione Cassa di Risparmio in Bologna ("FCRB") and, together with the Compagnia and CRPR, the "Foundations") entered into an agreement (the "Convention among the Foundations") by virtue of which the Foundations agreed, among other things, to ask Sanpaolo IMI to adopt a series of amendments to the Articles and By-Laws of the Bank. Furthermore, the Foundations agreed to cooperate by discussing among themselves the issues of greater relevance relating to their stakes in Sanpaolo IMI. To this end, the Convention among the Foundations established an ad hoc committee chaired by Mr. Renzo Giubergia.

        On April 21, 2004 the Foundations entered into an agreement (the "Agreement among Shareholders") with SCH and CDC Ixis Italia Holding S.A. ("CIIH" and, together with the Foundations and SCH, the "Shareholders") to consult and to co-ordinate their voting at the general shareholdings' meeting of Sanpaolo IMI on April 29, 2004, at which the shareholders voted for the approval of the financial statements for the year ended December 31, 2003 and for the election of a new Board of Directors.

Agreement among the Shareholders

  Board of Directors

        Pursuant to the Agreement among Shareholders, the Shareholders agreed to vote at the general shareholders' meeting of April 29, 2004 for the election of a new Board of Directors of Sanpaolo IMI for the three years 2004-2006, consisting of the following 17 directors:

    Enrico Salza (Chairman),
    Maurizio Barracco,
    Pio Bussolotto,
    Giuseppe Fontana,
    Ettore Gotti Tedeschi,
    Alfonso Iozzo,
    Virgilio Marrone,
    Iti Mihalich,
    Anthony Orsatelli,
    Emilio Ottolenghi,
    Orazio Rossi,
    Gianguido Sacchi Morsiani,
    Alfredo Saenz Abad,
    Mario Sarcinelli,
    Leone Sibani,
    Alberto Tazzetti
    José Manuel Varela.

        The Shareholders agreed that they would propose to Sanpaolo IMI's Board of Directors to nominate Orazio Rossi as Vice Chairman and Alfonso Iozzo as Managing Director.

        At the general shareholders' meeting, the 17 candidates proposed by the Shareholders were elected as the new Board of Directors. In addition, Orazio Rossi was elected as Vice Chairman and Alfonso Iozzo was elected as Managing Director.

        The Shareholders also agreed that if a director (among those listed above) proposed upon the suggestion of Santander or CIIH ceases office for any reason, the Shareholders will use their best efforts to have the Board of Directors of Sanpaolo IMI co-opt for a director suggested by Santander or CIIH, as applicable.

  Changes to Articles and By-Laws

        The Shareholders have also agreed to propose certain amendments to the Articles and By- Laws of the Bank. Such amendments, which are subject to the approvals of the Bank of Italy, are designed to ensure orderly and efficient governance, suitable to satisfy adequately operating needs, capable of encouraging the growth and further development of the Bank, in the interest of the Bank and its shareholders.

        Other amendments are designed to define the role and the functions of the General Manager. The General Manager, according to the proposed amendments, will be the head of the operations and of the executive structure of the Bank. The General Manager, by virtue of and within the limits of the powers delegated by the Board of Directors, will have, among others, the power to present proposals in relation to credit and personnel management matter. The extraordinary shareholders' meeting called to vote on the changes to the Articles and By-Laws of the Bank has been called for June 29, 2004 (first call) and June 30, 2004 (second call).

  Consultation

        The Shareholders will consult from time to time to exchange their opinions concerning their respective interests as shareholders of the Bank.

  Requirement not to trade in shares of the Bank and related rights

        Each Shareholder has agreed not to modify in any way, for the entire duration of the Agreement among Shareholders, except with the previous written consent of the other Shareholders, its shareholding in the ordinary capital of Bank, the Shareholders singularly and jointly assume the reciprocal responsibility that the maximum limit of ordinary shares held in total by the Shareholders, equal to 29.9% of the ordinary capital of the Bank, may not be exceed. Thus the Shareholders, directly, indirectly, or through any other person or entity:

  •
  will not purchase shares in the Bank in addition to those indicated above;

  •
  will not trade in any way rights of any sort concerning shares in the Bank and, in particular, will not take on obligations or make agreements of any sort with any third party concerning the exercise of rights resulting from ownership of the shares;

  •
  will not transfer Shares in the Bank, nor subject such Shares to any pledge, lien, guarantee or charge that in any way may limit their full and unconditional availability.

        The above-mentioned restrictions do not apply to:

  •
  purchases and sales of Shares of Sanpaolo IMI, within the limit of 2.5% of Sanpaolo IMI capital, made temporarily in the context of trading, treasury management, purchase of guarantees or investments of reserves by insurance companies forming part of the group;

  •
  transfers made within the same group, provided that the transferring party remains responsible for the transfer and the recipient agrees unconditionally to the agreement.

        Notwithstanding the above-mentioned restrictions, each Foundation has the option, given prior information to the other Shareholders, to reduce its shareholding of Azioni Privilegiate, while keeping the shareholding in ordinary capital unchanged.

  Duration and early dissolution

        The Agreement among Shareholders will lapse automatically and will cease effectiveness the 15th day before the date of the first call of the shareholders' meeting that will be called to approve the financial statements for the year to December 31, 2006.

        In addition, causes of automatic and early dissolution of the Agreement are:

  •
  the end of office of all the directors, with the consequent termination of the whole board pursuant to Article 2386, last paragraph, of the Italian Civil Code;

  •
  the launch of a Public Offer ("Offerta Pubblica di Acquisto or "OPA") by a third party, or an Exchange Offer ("Offerta Pubblica di Scambio or OPS"), on the Bank such as to allow control over it or in any case the possession of a quantity of shares greater than the share of the capital of the Bank held in total, in ordinary and preference shares, by the Foundations;

  •
  only for CIIH, the sale, by Sanpaolo IMI, of its shareholding in CDC Ixis or, or in the case of agreed reallocation of that shareholding, the sale of the shareholding held by the Bank following the reallocation.

Differences in Voting Rights

        Certain classes of voting rights "Azioni Privilegiate" were created in connection with the Cardine Merger. See Item 4. "A. History and Developments of Sanpaolo IMI—The Merged Group" on page 64 above. Azioni Privilegiate are entitled to vote only at extraordinary shareholders' meetings.

Number of Record Holders in the United States

        As of June 11, 2004, there were 12,387,187 ADSs outstanding, representing 24,774,374 Shares or approximately 1.71% of Sanpaolo IMI's ordinary share capital; as of such date, there were 29 holders of record of Sanpaolo IMI ADSs.

B. Related Party Transactions

        The following were the transactions between Sanpaolo IMI and its subsidiaries on the one hand, and parties related to the Group on the other hand, from January 1, 2001 through June 15, 2004:

  •
  In 2002, Sanpaolo IMI sold 8% of Cardine to the Compagnia di San Paolo. The sale was part of the streamlining of the Group's equity holders. As part of the streamlining of the Group's equity holdings, certain Directors of the Group and affiliates thereof sold minority stakes in Nuova Holding Sanpaolo IMI S.p.A. or "Old NHS", the company whose shares were a material portion of the assets sold by the Compagnia di San Paolo in the above referenced transaction, to Sanpaolo IMI. The sale of such minority stakes were for cash. Sanpaolo IMI paid approximately €9.4 million for a 2.56% stake in Old NHS. Concurrently the Directors of the Group and the affiliates thereof which sold their stakes in Old NHS to Sanpaolo IMI, purchased Cardine shares from Sanpaolo IMI for the amount that they were due for the interest in Old NHS that they sold to Sanpaolo IMI. The valuations of the stakes in Old NHS and of the Cardine shares transferred pursuant to these transactions is the same as the valuations made in the above referenced transaction between Sanpaolo IMI and Compagnia di San Paolo.

  •
  In 2002 the Parent Bank purchased, for €230 million, 100% of the shares held by Compagnia di San Paolo in Compagnia di San Paolo Investimenti Patrimoniali. Compagnia di San Paolo Investimenti Patrimoniali was subsequently transferred to Banca OPI and changed its name to FIN.OPI.

  •
  In 2002 the purchase by the Parent Bank of the minority stakes in Sanpaolo IMI Private Equity from CRF (a 5% stake for a price of €14 million), from Compagnia di San Paolo (two tranches for a total of 39.8% for a total price of €101 million), from Petrolifera Italo Rumena, a company attributable to a then director of the Parent Bank (a 1.7% stake for a price of €5 million) and by other partners a 2.5% stake.

  •
  In 2002 the purchase by the Parent Bank of the minority stakes in IMI Investimenti from Compagnia di San Paolo (a 39.8% stake for a total interest price of €145 million), a 5% stake of IMI Investimenti in exchange for Cardine Banca shares from Petrolifera Italo Rumena (a 1.7% stake for a price of €6 million) and by other partners (a 2.5% stake).

  •
  On January 29, 2003, the Sanpaolo IMI Group (through Invesp), which already owned a 40.48% stake in Eptaconsors, completed its purchase of the share of Eptaconsors held by the Cassa di Risparmio di Firenze group, equivalent to 20.24%, at a cost of €19 million.

  •
  On April 2, 2003, the sale of the Bologna branch of the former Banco di Napoli Network to Cassa di Risparmio di Firenze was completed at a price of €11 million, corresponding to a valuation that also included the goodwill linked with the ordinary customer deposits portfolio.

  •
  On April 14, 2003, Sanpaolo IMI Private Equity—in its capacity as sponsor—subscribed to class A shares in the "Fondo di Promozione del Capitale di Rischio per il Mezzogiorno" (Risk

    Capital Fund for Southern Italy) managed by NHS Mezzogiorno SGR, for a value of €42.5 million, at the same conditions applicable to all other investors;

  •
  On June 11, 2003, a new agreement was entered into between Sanpaolo Vita and Reale Mutua Assicurazioni concerning a subsidiary known as Egida, in which they held in equal stakes. The new contract envisages in particular:

  —
  the strengthening of the governance position of Sanpaolo Vita;

  —
  the extension of the duration of the non-exclusive cooperation between Sanpaolo Vita and Reale Mutua Assicurazioni in the property damage sector; and

  —
  the replacement of Sanpaolo IMI by Sanpaolo Vita in the ownership of the call option on the 50% stake of Egida owned by Reale Mutua, the value of which will be established by an independent expert on the basis of the net equity and goodwill values. A fairness opinion has been acquired from an independent advisor with regard to the terms.

  •
  On December 16, 2003, the Board of Directors of Sanpaolo IMI authorized the sale, effective in February 2004, by Sanpaolo Vita to Reale Mutua Assicurazioni of a certain amount of premiums related to new life insurance policies, the maximum amount of which was estimated at €85 million. The economic conditions are in line with those usually practiced on the market.

        For a description of transactions concerning SCH and CDC, see: Item 4. "B. Significant Developments in 2003—Agreements and Alliances with International Partners—Santander Central Hispano, Eulia" on pages 67-68 above.

  Transactions with Representatives

        There are outstanding loans to members of the Board of Directors and to senior managers. All such loans were made in the ordinary course of business, on substantially the same terms (including interest rates and collateral) as those prevailing at the time for comparable transactions, and did not involve more than the normal risk of collectibility or present other unfavorable features.

Loans and Guarantees Given

	At December 31,
	2003	2002
	(millions of €)
Directors	21	39
Statutory Auditors	—	—

        The amounts indicated above refer to €100,000 of loans and guarantees granted to the Directors and Statutory Auditors by the Parent Bank and, €21.3 million, to subjects exercising functions relating to the administration, management and control of a bank pursuant to Art. 136 of the Consolidated Banking Act.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

        See the Consolidated Financial Statements and related notes in the F-pages and Item 17. "Financial Statements" on page 229 below.

        Sanpaolo IMI's dividend policy is to maximize dividend payout while complying with the standards of a well capitalized financial institution.

B. Legal Proceedings

        The Group is subject to certain claims and is a party to a large number of legal proceedings relating to the normal course of its business. Although it is difficult to determine the outcome of such claims and proceedings with certainty, Sanpaolo IMI believes that liabilities related to such claims and proceedings are unlikely to have, in the aggregate, a material adverse effect on the Group's financial condition, results of operations or cash flow.

  Incompatibility of the Ciampi Law with the principles of European Community

        With its Decision C 3955 dated December 11, 2001, the European Commission declared incompatible with European Community law the tax benefit provided by the Ciampi Law in mergers of banks or banking groups and ordered the Italian government to suspend the benefit and to recover from all banks that had taken advantage of the tax benefit the full amount of such benefit. In compliance with the decision of the European Community, the Italian government, with Law Decree No. 282 of December 24, 2002, ordered the restitution of all such tax benefits before December 31, 2002. In compliance with the Law Decree, Sanpaolo IMI paid back the total amount (€200 million) of its tax benefit under the Ciampi Law on December 31, 2002, using funds that had been previously set aside for this purpose.

        The above-mentioned decision by the European Commission has been appealed by the Italian Government and by the banks involved (including Sanpaolo IMI) to the European Courts. The appeal is still pending. However, the outcome of this appeal is not expected to have an adverse effect on the Sanpaolo IMI Group because Sanpaolo IMI has already paid back the full amount of its tax benefit. An adverse ruling would simply confirm that Sanpaolo IMI had been obliged to pay back the tax benefit in December 2002. A positive ruling would give Sanpaolo IMI the right to recover the amount of €200 million.

  Italian government regulations on subsidized residential mortgage loans

        In light of declining interest rates in Italy, various regulations were issued in 1999 which imposed upon the entire Italian banking sector a review of interest rates on loans subsidized totally or partially by the public sector, if so requested by the borrowers or loan sponsors. Article 29 of Law No. 133 of 1999 on low-interest residential mortgage loans is the regulation with the largest potential impact on the Sanpaolo IMI Group. If implemented, the regulation is expected to apply retroactively from July 1, 1999.

        The Italian banking sector is seeking to prevent the application of the regulation. Sanpaolo IMI and other banks filed an appeal against the implementing decree, Ministerial Decree 110 of March 24, 2000, with the Regional Administrative Court of Lazio, but the court ruled against the banks. A new appeal is currently pending. For the act to become applicable, the Ministry of Economy and Finance will have to establish, pursuant to Article 145.62 of the Budget Law of 2001, an actual global average rate applicable to the residential mortgage loans covered by the act. On March 31, 2003, the Ministry of Economy and Finance established that the rate will be 12.61%, applicable to installments maturing after July 1, 1999.

        Group companies have proceeded to the accounting and administrative procedures for the application of the actual average global rate and for providing compensation for installments payments received since July 1, 1999. Group companies also provided for compensation for the six months installment payments due at December 31, 2003 and with regard to subsidized mortgages pursuant to Article 29 of Law No. 133 of 1999. Certain compensations concerning the renegotiation of some specific types of subsidized mortgages and regional funds, as well as compensation of expired mortgages, have still to be defined with the interested parties.

        The potential charge resulting from future renegotiation of mortgages not included in the first application of the regulatory framework described herein amounts, at Group level, to €76 million and is covered by specific and appropriate provisions. From 2005, the negative impacts on the statement of income will gradually decrease as a result of the reduction in the current mortgage portfolio.

  Italian government regulations on other subsidized loans

        A regulation has been issued under Article 128 of Law No. 388 of 2000 on subsidized agricultural loans, which has the same effect of imposing upon the entire Italian banking sector a review of interest rates on certain subsidized loans, if so requested by the borrowers or loan sponsors. This applies only to installments still outstanding.

        In connection with Law No. 226 of 1999, in 2001 Sanpaolo IMI took appropriate steps to conform to the new regulation. The regulation had no material adverse effect on Sanpaolo IMI in 2002 and is not expected to have any material adverse effect in future years.

        For Article 128 of Law No. 388 of 2000 to become applicable, an implementing Ministerial Decree will have to be issued. No such Ministerial Decree has yet been issued. If implemented, the regulation is expected to apply to interest accruing on the relevant loan from the date on which a request for renegotiation of the interest rate applicable to the loan is made. The interest rates that will apply to the Group's outstanding loans that are covered by the regulation will not be known until the Ministerial Decree has been issued and negotiations with any requesting borrowers or loan sponsors are completed. Therefore, as of the date of this annual report, Sanpaolo IMI is not able to assess the potential impact of this regulation on its future interest income.

        Law No. 268 of September 24, 2003 provides that such law become effective, for the application of Article 128 of Law No. 388 of 2000, loans may be extended, also by a bank different from the original lender, exclusively for the prepayments of agricultural improvement mortgages which are at least five years into amortization. The extension of such new loans, which will be made at market rates, appear to be facultative and not mandatory on the part of the lender. The extension of the new loans will require the presentation of appropriate prepayment requests to be formulated also by the subsidizing public authority.

        The Group has not made any provisions because Law No. 388 of 2000, which was enacted by Law No. 268 of 2003, refers only to "installments still due", and, therefore, relates to the future possibility of mortgage renegotiations.

  Current account overdrafts

        The Italian banking system is characterized by the relatively large proportion of overdraft financing provided through current accounts. A borrowing is made whenever a customer's drawings exceed the credit balance in the account. An overdraft customer is granted a maximum overdraft limit on the basis of Sanpaolo IMI's lending policy, and the customer can draw on the overdraft facility. Debit interest on overdraft facilities is typically charged quarterly and at a floating rate.

        With a series of judgments rendered from 1999 on against some Italian banks, the Italian High Court (Corte di Cassazione) declared invalid the practice of Italian banks of capitalizing interest on overdraft facilities income on a quarterly basis (as a result of capitalizing interest, the outstanding interest becomes a part of principal and thereafter interest is charged on the basis of the new principal amount).

        The Italian government (with Legislative Decree No. 342 of 1999) subsequently authorized the practice of capitalizing interest on current account over-drafts, on condition that interest on current account credit balances is capitalized on the same basis. (The past practice had been to capitalize interest on current account credit balances less frequently than quarterly.) The Inter-Ministerial Committee on Savings and Loans ("CICR") was given responsibility for establishing rules applicable to capitalization of interest. By a resolution effective April 22, 2000, the CICR determined that interest may be capitalized quarterly for both overdrafts and credit balances.

        In a ruling published October 17, 2000, the Italian Constitutional Court (Corte Costituzionale) held that the provisions of Decree No. 342 of 1999 were unconstitutional to the extent they applied to current accounts opened prior to the enactment of the Decree. The Constitutional Court did not express an opinion on the substantive issue of whether the practice of capitalizing interest income for current accounts opened before April 22, 2000 was permitted under Italian civil law, but established that Italian Parliament had not delegated sufficient power to the Italian Government to enact such a provision.

        Since this ruling, the legal position with respect to capitalization of interest on current accounts opened prior to April 22, 2000 remains uncertain. All pending litigation against Sanpaolo IMI on this subject relates solely to its practice of capitalizing interest with respect to pre-April 22, 2000 accounts. With respect to those proceedings in which specific quantified claims for damages have been made, Sanpaolo IMI is sufficiently covered by specific accruals for other risks and charges. As of June 25, 2003, the aggregate amount of such accruals is immaterial. With respect to those proceedings in which damages have not been quantified, the risk is covered as part of an accrual €35 million intended to cover generally the risk of litigation of an undetermined amount and of an uncertain outcome.

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

        During 2001 and 2002 Sanpaolo IMI Group took appropriate steps to conform to the law, and the negative impact of renegotiated fixed-rate mortgage rates is gradually decreasing. Going forward, management does not expect this law to have a material adverse effect on the Group.

  CONSOB proceeding against Sanpaolo IMI Asset Management SGR S.p.A.

        In 2002, CONSOB brought an administrative proceeding against Sanpaolo IMI Asset Management SGR S.p.A. ("Sanpaolo IMI Asset Management"), a company of the Group operating in the asset management business, claiming that the positive financial results of one Sanpaolo IMI Asset Management investment fund were obtained to the detriment of the financial results of two other Sanpaolo IMI Asset Management investment funds and that Sanpaolo IMI Asset Management's internal audit system was inadequate in this respect.

        Sanpaolo IMI Asset Management responded to CONSOB, asserting that there was no connection among the performances of the three investment funds and that it always took appropriate measures as far as internal controls were concerned. On December 24, 2002, CONSOB fined Sanpaolo IMI Asset Management €499,000. Sanpaolo IMI Asset Management has appealed the fine at the Appeal Court (Corte di Appello) of Milan which, on November 26, 2003, declared the fine illegitimate. On May 17, 2004 CONSOB appealed the ruling in the High Court (Corte di Cassazione). The appeal is pending.

  Proceedings concerning GEST Line

        GEST Line is the Company of the Group engaged in the business of duties and taxes collection. GEST Line was established from the merger by incorporation of the Gerico, Sanpaolo Riscossioni Genova, Sanpaolo Riscossioni Prato and Esaban tax collection companies. See Item 4. "B. Significant Developments During 2003—Initiatives to rationalize the Group structure" on page 68 above.

        The risks connected to the pending proceedings are almost exclusively due to the tax and financial authorities allegations of irregularity in the tax collection service and vary in nature and size according to the individual companies incorporated.

        For Gerico S.p.A., controlled by the former Cardine Banca, merged by incorporation into Sanpaolo IMI, a series of administrative and accounting procedures are pending. The procedures were initiated by both the local financial offices and district sections of the Court of Accounts (Corte dei Conti). The procedures relate to alleged failures to collect tax revenues. The proceedings are pending in various stages of judgment.

        The proceedings against Esaban originated from a series of proceedings concerning denial of requests for reimbursements made by the tax and financial authorities from 1999 to 2001.

        The risks connected to the proceedings for both Gerico and Esaban are fully covered by the unlimited guarantees assumed at that time towards the above companies by the Companies conferring their respective tax collection business lines (the individual savings banks later merged into Cardine Banca and the former Banco di Napoli). These guarantees concerned any losses or liabilities due to events predating the respective conferrals and lapse in 2005. Sanpaolo IMI, following the corporate restructuring with the incorporation of Cardine Banca and Banco di Napoli, succeeded in the obligations deriving from these guarantees, whose risks are, in total, adequately provided for.

        The guarantees do not include the risk concerned mainly with tax collection for the Venice concession which instead falls exclusively upon GEST Line. Following proceedings for tax damages relating to tax collection activities in Venice for presumed irregularities by certain tax collection officials, resulted in a guilty verdict from the local Corte dei Conti against the concession of approximately €11 million. The verdict has been contested with suspension of its effectiveness. The risk is covered by an appropriate provision.

  Fideuram Vita and Sanpaolo Life tax claims

        Fideuram Vita was involved in a legal proceeding with the Italian tax authorities regarding the years from 1985 to 1987. The tax authorities claimed Fideuram Vita's net tax losses in 1985 and 1986 were smaller than those declared and that it had taxable income instead of a tax loss in 1987. Fideuram Vita obtained a favorable judgment in the first instance, but substantially unfavorable decisions were issued against it in the subsequent appeals.

        Fideuram Vita has obtained a favorable ruling from the High Court (Corte di Cassazione), thus confirming the correctness of Fideuram Vita's action.

        In December 2002, Sanpaolo Life Ltd. ("Sanpaolo Life"), an Irish subsidiary of the Sanpaolo IMI Group, received notification of a dispute issued by the tax police (Guardia di Finanza) in respect of a tax audit at Banca Sanpaolo Invest S.p.A ("Banca Sanpaolo Invest").

        With respect to the Sanpaolo Life products sold by Banca Sanpaolo Invest and by other Sanpaolo IMI Group distribution channels on behalf of the insurance broker with which Sanpaolo Life has a distribution agreement, the tax police claimed that Sanpaolo Life was effectively an Italian business and therefore its income was subject to Italian taxation.

        Sanpaolo Life's position, based on its own internal tax analysis and consultations with its tax advisors, was that the tax police's claim was unfounded. In October 2003, the tax authorities confirmed Sanpaolo Life's position.

  Proceedings relating to the insolvencies of the Cirio and Parmalat groups

  Default by Cirio on its bonds

        In November 2002 the Cirio group, one of Italy's largest agricultural and food groups, defaulted on one of its corporate bonds; this provoked the cross default of all issues. Cirio had approximately €1.125 billion in principal amount of debt securities outstanding. The Sanpaolo IMI Group, like the other major Italian banking groups, had a relationship with the Cirio group. See Item 4. "B. Significant Developments During 2003—Corporate defaults of the Cirio group and the Parmalat group" on page 73 above.

  CONSOB claims relating to Cirio

        Following an investigation from April to October 2003 into dealings in Cirio bonds by Sanpaolo IMI from 2000 to 2002, CONSOB, in a letter dated May 4, 2004, alleged that Sanpaolo IMI had committed certain regulatory violations. CONSOB's claims relate to alleged deficiencies in Sanpaolo IMI's procedures for dealing with its clients alleged lack of adequate disclosure and alleged breach of fiduciary duties. The allegations were notified both to the Bank and to the members of the Board of Directors and the Board of Statutory Auditors in office at the time of the period under investigation, as well as certain executives held responsible for alleged acts of omission or commission concerning the alleged irregularities.

        Both the Bank and the recipients of the allegations have proceeded to make their defense statement and await further developments in the proceedings. If the defense statements are not accepted by CONSOB, fines may be applied to the individuals concerned, for whose payment the Bank will be jointly liable. As of the date of this annual report, Sanpaolo IMI is not able to quantify the amount of any potential fines.

  Criminal investigation relating to Cirio

        The state prosecution is investigating several banks, including Sanpaolo IMI, concerning dealings in Cirio bonds as well as financing relationships with Cirio. These investigations, which are at a preliminary stage, also concern certain Sanpaolo IMI executives, including two former Directors. Sanpaolo IMI believes these proceedings are without foundation and is collaborating completely with the state authorities as they conduct their investigation.

  Default by Parmalat on its bonds

        The Parmalat Group, an important multinational in the food sector, was declared insolvent in December 2003.

        In total, Parmalat had issued 26 bonds in the amount of approximately €7.2 billion, the majority of which were sold on the European market.

        The initiatives taken by Sanpaolo IMI on behalf of its retail customers who had purchased Parmalat bonds was formalized in an agreement with the Comitato per la difesa dei possessori dei bond Parmalat clienti del Gruppo Sanpaolo IMI (Committee for the defense of Sanpaolo IMI clients as holders of Parmalat bonds). This was established on February 2, 2004 by certain customers to monitor the developments relating to the Parmalat bonds and to obtain proof of their claims in the insolvency proceedings. Sanpaolo IMI has undertaken to provide ancillary logistical and financial support to the committee, which will retain all management and decision-making autonomy.

  Provisions relating to Cirio and Parmalat bonds

        Following analyses and evaluations made of the potential total claims against Sanpaolo IMI related to the defaults on Parmalat and Cirio bonds, Sanpaolo IMI has made a provision in the amount of €30 million to cover these claims.

  Proceedings by the Autorità Garante for Competition and Market (Antitrust Authority) with Sanpaolo IMI Wealth Management and Fideuram Vita

        In January 2004, the Antitrust Authority notified Sanpaolo IMI Wealth Management, as controlling company and outsourcer of Sanpaolo Vita, and Fideuram Vita of the commencement of an investigation. The preliminary investigation conducted by the Antitrust Authority, first regarding a number of insurance companies and later extended to the Group companies, is aimed at alleged restrictive practices in relation to the purchase of an advisory service from a company specialized in analyzing the insurance market and acquiring information on the conditions of contracts, prices and data related to competitors in the life insurance and pensions sector. According to the Antitrust Authority, the fact that several companies share the same information would appear to be potentially damaging to the competition. The Group companies, in a precautionary context aimed at reducing the risks resulting from any potential violation, terminated the advisory relationship with the supplier of the aforementioned market data before the investigation began. The developments of the investigation are being closely monitored. As of the date of this annual report, Sanpaolo IMI is not able to quantify the potential financial impact of these proceedings.

  Proceedings of the State Prosecution against certain individuals working for Banca Fideuram and certain executives of the subsidiary Fideuram Bank Suisse

        In March 2004 the State Prosecution (Procura della Repubblica presso il Tribunale di Firenze) launched investigations concerning, among others, certain financial salespersons of Banca Fideuram and executives of its Swiss subsidiary, Fideuram Bank Suisse. The allegations concern conspiracy to offer investment services or financial products in Italy without regulatory authorization, and, in the case of one individual, money laundering.

        The Bank has created a specific working group to assess the allegations and to ensure full collaboration with the investigating authorities.

Dividends

        The total dividend paid by Sanpaolo IMI each year is approved by the annual shareholders' meeting. The dividends related to each year are paid in the following year to which they relate. Dollar amounts have been converted at the Noon Buying Rate in effect on the respective payment dates.

Year	Dividends per Share in Lire/€	Dividends per Share in U.S.$
1999	Lit.1,000/€0.52(1)	U.S.$0.47
2000	Lit.1,100/€0.57(2)	U.S.$0.49
2001	€0.57(3)	U.S.$0.53
2002	€0.30(4)	U.S.$0.35
2003	€0.39(5)	U.S.$0.48

(1)
Approved at the annual shareholders' meeting held on April 28, 2000 and paid on May 25, 2000.

(2)
Approved at the annual shareholders' meeting held on April 30, 2001 and paid on May 24, 2001.

(3)
Approved at the annual shareholders' meeting held on April 30, 2002 and paid on May 23, 2002.

(4)
Approved at the annual shareholders' meeting held on April 29, 2003 and paid on May 22, 2003.

(5)
Approved at the annual shareholders' meeting held on April 29, 2004 and paid on May 27, 2004.

C. Significant Changes

        See Item 4. "B. Significant Developments During 2003—Recent Developments" on page 73 above.

ITEM 9. LISTING DETAILS

A. Performance of Sanpaolo IMI Share Prices

        The Sanpaolo IMI Share price began 2003 at €6.200 and ended at €10.340 at December 30, 2003. This increase represented a gain of 66.8% of the Share's value. For the same period, the Milan banking share index gained 30.3% of its value.

        On June 15, 2004, the closing Share price was €9.4, a decrease of 9.04% from the beginning of 2004. During the same period the Milan indices, covering the top 30 companies and the banking sector, recovered by 5.72% and decreased by 2.75%, respectively.

        The principal trading market for the Sanpaolo IMI Shares is on Telematico under the symbol "SPI". The Sanpaolo IMI Shares and ADSs are also traded on SEAQ International, the London Stock Exchange's quotation system for equity securities of non-UK incorporated companies. Sanpaolo IMI ADSs, each representing two Sanpaolo IMI Shares, have been listed on the NYSE under the symbol "IMI" since November 2, 1999. JPMorgan Chase Bank is Sanpaolo IMI's Depositary and issues the American Depositary Receipts ("ADRs") evidencing ADSs.

        a)    The following table lists the reported annual high and low prices of Sanpaolo IMI Shares for 1998, and annual high and low prices of Sanpaolo IMI Shares from 2000 to 2003. From January 4, 1999, the Sanpaolo IMI Shares began trading on Telematico in euro. The prices for 1998 have been restated (based on the Fixed €/Lira Exchange Rate of Lit. 1,936.27 = €1 established on December 31, 1998) as if the Sanpaolo IMI Shares had been trading in euro since the beginning of the period.

Year	High(*)(**)(€)	Low(*)(**)(€)
1999	16.071	10.970
2000	20.800	11.483
2001	18.893	8.764
2002	13.702	5.231
2003	11.346	5.796
2004 (through June 15, 2004)	10.072	9.060

(*)
Prices prior to November 2, 1999 have been restated to take account of the property spin-off.

(**)
Prices at closing of trading session, Source: Borsa Italiana.

        b)    The following table lists the reported high and low prices of Sanpaolo IMI Shares on Telematico and the reported high and low prices of Sanpaolo IMI ADSs on the NYSE for each quarter of 2002 and 2003 and for the first two quarters of 2004.

	Telematico(1)		NYSE
	High	Low	High	Low
2002
First quarter	13.48	10.55	23.75	18.15
Second quarter	13.70	9.48	24.80	18.05
Third quarter	10.09	5.69	20.72	11.40
Fourth quarter	7.83	5.23	15.92	10.37
2003
First quarter	7.03	5.80	14.88	12.76
Second quarter	8.54	6.31	20.03	12.86
Third quarter	9.23	7.85	20.93	18.28
Fourth quarter	11.35	8.78	27.44	20.71
2004
First quarter	11.07	9.14	27.81	22.35
Second quarter (through June 15, 2004)	10.03	9.06	23.93	21.66

(1)
Prices at closing of trading session. Source: Borsa Italiana.

        As of June 15, 2004, there were 12,387,187 ADSs outstanding, representing 24,774,374 Shares or approximately 1.71% of Sanpaolo IMI ordinary share capital; as of the same date, there were 29 holders of record of Sanpaolo IMI ADSs.

        c)     The following table lists the reported high and low market prices of Sanpaolo IMI ADSs for the most recent six months:

Months	High	Low
January 2004	28.00	25.09
February 2004	27.75	25.30
March 2004	26.59	22.25
April 2004	24.17	22.90
May 2004	23.85	21.50
June 2004 (through 15, 2004)	23.56	22.40

        The Sanpaolo IMI ADS quotation is presented in the decimal equivalent of the fractional quotation for January 2002 and thereafter in decimal form following the decimalization of all stocks quoted on the NYSE.

B. Markets

Clearance and Settlement of Sanpaolo IMI Shares

        The settlement of stock exchange transactions is facilitated by a joint stock company (Monte Titoli S.p.A., "Monte Titoli") which carries out the activity of central depository. Monte Titoli's shares are currently almost entirely owned by Borsa Italiana Group. Most Italian banks, brokers and securities dealers have securities accounts as participants with Monte Titoli.

        The Legislative Decree No. 213/98 provided for the dematerialization of securities listed or traded on regulated markets. As a consequence of the Legislative Decree, all listed securities must be actually entered into central depositories, and the operations concerning them have to be done by book entry.

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

Securities Trading in Italy

        Sanpaolo IMI Shares are listed in Milan and New York, respectively on MTA and NYSE. As specified above (see Item 4. "C. Business Overview—Structure of the Italian Banking System—Supervisory Authorities" on page 88 above), Borsa Italiana is the joint stock company organizing and managing the regulated markets for financial instruments. Borsa Italiana previously owned by the public sector, was finally privatized in January 1998. The shares of Borsa Italiana are currently owned by financial intermediaries and primarily Italian Banks: Sanpaolo IMI holds as of December 31, 2003, a 13.74% share of the capital of Borsa Italiana.

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

  •
  Modify the trading conditions; and

  •
  Suspend or reactivate trading.

        Prior to January 13, 2003 Sanpaolo IMI Shares were traded only in minimum lots of prescribed size (or multiples thereof), determined for the Sanpaolo IMI in 50 Shares. After January 13, 2003 Sanpaolo IMI Shares may be traded without any minimum lot restriction. The Shares are included in the index of the 30 largest companies on Telematico in terms of capitalization and liquidity ("MIB30").

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

        Sanpaolo IMI in its capacity as Reporting Bank for the Bank of Italy of the Sanpaolo IMI Banking Group according to the terms of Article 61 of Legislative Decree 385 of September 1, 1993, issues, in the exercise of its function of management and coordination, instructions to the members of the Group for the execution of the instructions issued by the Regulatory Authorities in the interests of stability of the Group itself as a whole.

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

        The ordinary Shareholders' Meeting is called at least once a year within 120 days the end of the financial year or, when particular circumstances demand, within 180 days.

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

        For the other purchase requirements or limitations provided for Italian banking legislation, see Item 4. "C. Business Overview—Participation in the Share Capital of a Bank" on page 89 above.

Antitrust Regulations

        In accordance with Italian antitrust law (Law No. 287 of October 10, 1990), concentrations between undertakings which meet certain turnover thresholds, are subject to mandatory notification to Italian antitrust authorities. The Bank of Italy, upon consultation with the Italian antitrust Authority, is the one required to prohibit acquisitions of sole or joint control over a bank that would create or strengthen a dominant position in the domestic market or a significant part thereof. However, the concentrations with a "EU dimension", as defined in article 1 of the "EC Merger Regulation" (Council Regulation No. 139/2004 of January 20, 2004 on the control of concentrations between undertakings), must to be notified to the European Commission for approval, before being implemented.

C. Exchange Controls and Material Contracts

Exchange Controls

        As a general rule, the residents of Italy may hold foreign currency and foreign securities of any kind, within and outside Italy, and no exchange control consent is required in Italy for the transfer outside of Italy of dividends or other distributions with respect to, or the proceeds from the sale of, shares of an Italian company. However, Italian residents and non-resident investors, who transfer, directly or indirectly (through banks or other intermediaries) into or out of Italy, cash, investments or other securities in excess of €12,500 must report all such transfers to the "Ufficio Italiano Cambi" (Italian Exchange Office). In the case of indirect transfers, banks or other intermediaries are required to maintain records of all such transfers for five years for inspections by Italian tax and judicial authorities. Non compliance with these reporting and record-keeping requirements may result in administrative fines or, in the case of false reporting or in certain cases of incomplete reporting, criminal penalties. The Ufficio Italiano Cambi is required to maintain reports for a period of ten years and may use such reports directly or through other government offices, to police money laundering, tax evasion and any other crime or violation.

        Individuals, non profit entities and non commercial partnerships that are residents of Italy must disclose on their annual tax returns all investments and financial assets held outside Italy, as well as the total amount of transfers to, from, within and between countries other than Italy relating to such foreign investments or financial assets, even if at the end of the taxable period foreign investment or financial assets are no longer owned. No such disclosure is required if (i) the foreign investment or financial assets are exempt from income tax; or (ii) the total value of the foreign investments or financial assets at the end of the taxable period or the total amount of the transfers effected during the fiscal year does not exceed €12,500. Corporate residents of Italy are exempt from these tax disclosure requirements with respect to their annual tax returns because this information is required to be discussed in their financial statements.

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

        This discussion is based on the tax laws and practices of Italy and the United States currently in effect, as well as the Income Tax convention. These laws may change, possibly with retroactive effect. This discussion does not address state, local or other foreign tax consequences. This discussion is based in part upon representations of the Depositary and assumes that each obligation provided for in, or otherwise contemplated by, the Deposit Agreement and any related agreement will be performed in accordance with its respective terms. The U.S. Treasury has expressed concerns that parties to whom ADRs are pre-released may be taking actions that are inconsistent with the claiming, by U.S. holders of ADRs, of foreign tax credits for U.S. federal income tax purposes. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate US holders, as described below. Accordingly, the analysis of the creditability of Italian taxes described below, and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. holders, could be affected by future actions that may be taken by the U.S. Treasury.

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

        This discussion assumes that Sanpaolo IMI is not a passive foreign investment company for 2003, as described more fully below.

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

        According to Italian law, in order to obtain a reduced rate under the Income Tax Convention, the following procedure must be followed. The custodian must receive, in a timely manner (in accordance with the custodian's requirements) prior to the dividend payment date:

          (i)    a declaration of the ADR holder containing all the data that identify the beneficial owner of the Shares (if different from the ADR holder),

          (ii)   a request by the beneficial owner for the application of the Income Tax Convention which contains a declaration that indicates the fulfillment of all conditions required by the Income Tax Convention, as well as the necessary elements to determine the applicable Income Tax Convention withholding tax rate, together with a statement that such beneficial owner does not maintain a permanent establishment or a fixed base in Italy; and

          (iii)  a certification from the U.S. Internal Revenue Service that the beneficial owner is a U.S. resident for the purpose of the Income Tax Convention. Such certificate will be effective until March 31 of the year following submission. The processing of requests for certification by the Internal Revenue Service may take a significant amount of time and may be subject to delays. Accordingly, in order to be eligible for the procedure described below, U.S. holders should begin the process of obtaining certificates as soon as possible after receiving instructions from the depositary on how to claim the 15% reduced rate under the Income Tax Convention.

        The custodian may advise the depositary, and the depositary will advise U.S. holders, of any additional limited period during which the custodian is able to receive claims for the 15% reduced treaty rate.

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

        Non-resident shareholders are also required to provide their foreign tax identification number, if any.

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

        Since the Shares (and ADSs) are listed, capital gains realized on the sale of shareholdings in Sanpaolo IMI by non-resident holders without a permanent establishment in Italy are not subject to capital gains tax provided that the Shares disposed are not a "qualified shareholding". In addition, the exemptions from capital gains tax that are available pursuant to an income tax convention apply. Capital gains realized on the sale of qualified shareholdings are subject to income tax at ordinary rates (33% for non individual foreign shareholders); the tax base is 40% of the realized gain. Pursuant to the Income Tax convention, a U.S. resident will not be subject to capital gains tax unless the Shares or ADSs form part of the business property of a permanent establishment of the holder in Italy or pertain to a fixed base available to a holder in Italy for the purpose of performing independent personal services. U.S. residents who sell Shares or ADSs may be required to produce appropriate documentation establishing that the above mentioned conditions of non-taxability pursuant to the Treaty have been satisfied if capital gains tax would otherwise be applicable.

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

federal income tax principles. A U.S. holder will not be entitled to claim a dividends-received deduction for dividends paid on the Shares or ADSs. Subject to applicable limitations that may vary depending upon a holder's individual circumstances, dividends paid to non-corporate U.S. holders in taxable years beginning before January 1, 2009 will be taxable at a maximum tax rate of 15%. Non-corporate U.S. holders should consult their own tax advisers to determine whether they are subject to any special rules that limit their ability to be taxed at this favorable rate.

        The amount of any cash distribution paid in euros, including the amount of any Italian tax withheld, will be equal to the U.S. dollar value of such euros on the date of receipt by the Depositary, in the case of U.S. holders of ADSs, or by the U.S. holder, in the case of U.S. holders of Shares, regardless of whether the payment is in fact converted into U.S. dollars. Gain or loss, if any, recognized on the sale or other disposition of such euros will be U.S. source ordinary income or loss. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.

        Subject to certain limitations and restrictions, Italian taxes withheld from distributions at the rate provided in the Income Tax Convention will be eligible for credit against a U.S. holder's U.S. federal income tax liability. Italian taxes withheld in excess of the rate provided in the Income Tax Convention will generally not be eligible for credit against a U.S. holder's federal income tax liability. See "Italian Taxation—Taxation of Dividends" on page 212 above for a discussion of how to obtain the rate of withholding provided for the Income Tax Convention.

        The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed with respect to the Shares or ADSs will generally constitute "passive income" or, in the case of certain U.S. holders, "financial services income". U.S. holders should consult their tax advisors concerning the foreign tax credit implications of the payment of Italian withholding taxes.

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

  Information Reporting and Backup Withholding

        A U.S. holder may, under certain circumstances, be subject to information reporting and backup withholding with respect to dividends or the proceeds of any sale, exchange or redemption of ADSs or Shares unless the U.S. holder:

  •
  is a corporation or comes within certain other exempt categories, and, when required, demonstrates this fact, or

  •
  in the case of backup withholding, provides a correct taxpayer identification number, certifies that it is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules.

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

  Passive Foreign Investment Company Rules

        Based on proposed regulations, Sanpaolo IMI does not expect to be considered a "passive foreign investment company" ("PFIC") for U.S. federal income tax purposes for 2003. However, this is a factual determination that must be made annually and thus there can be no assurance that Sanpaolo IMI will not be considered a PFIC for any taxable year. In addition, there can be no assurance that the proposed regulations will be finalized in their current form. If Sanpaolo IMI were treated as a PFIC for any taxable year during which a U.S. holder held Shares or ADSs, certain adverse consequences could apply to the U.S. holder.

E. Documents on Display

        Sanpaolo IMI is required by Italian law and the regulatory authorities to make available to the public certain documents. These include principally the financial statements of the Group and of the Parent Bank, the Articles and By-laws and any other documents relating to shareholders' resolutions.

        These documents are available at Segreteria Societaria of Sanpaolo IMI, Piazza San Carlo 156, 10121 Turin, Italy.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

General

        The Group is strongly committed to risk management and control in line with international best practices and based on the following three principles:

  •
  clear identification of responsibility for taking on risks;

  •
  measurement and control systems in line with international best practice;

  •
  organizational separation between the Business Areas that conduct business activities and those responsible for controls.

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

        In the case of Sanpaolo Banco di Napoli these functions are carried out, on an outsourcing contract basis, by the Parent Bank's risk control functions, which periodically report to the Audit Committee and the Board of Directors of Sanpaolo Banco di Napoli. This organization model will be extended gradually to the Group's entire Domestic Banking Network.

The Basle II Project

        During 2003, Sanpaolo IMI launched the "Basle II Project", with the goal of preparing the Group for the new Capital Accord. The Capital Accord, which is expected to be released in its final version in June 2004, will introduce changes to the regulation applicable to the international banking system's capital requirements, in particular for credit and operational risks, by introducing a range of approaches (from "Standard" to "Advanced") characterized by increasing sophistication in terms of risk management instruments and procedures. Sanpaolo IMI plans to adopt the Advanced Approaches from the coming into effect of the new Capital Accord, which is envisaged for the end of 2006. The Advanced Approaches are expected to enable Sanpaolo IMI to benefit from lower capital requirements, this representing a strategic opportunity for the Group to gain a competitive advantage in terms of absorbing lower capital, while improving the efficiency and the effectiveness of service to our customers.

        The investments planned by the Group in 2004 to support the first stage of the Basle II Project, which to date is on schedule, relate to:

  •
  improvements to our risk measurement methodologies and historical databases, especially for credit risks (rating models, loss given default, exposure at default) and operational risks; and

  •
  updating our organizational procedures and technological support, with particular reference to credit processes.

        Management believes that the risk measurement methods used by the Group and described below are substantially in line with the framework contemplated by the Basle II Capital Accord.

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

        The Group Financial and Market Risks Committee ("CRFMG") is responsible for defining risk measurement criteria and methodologies, the structure of the Parent Bank and Business Areas' risks limits and verifying the Group companies' risk profile. The CRFMG consists of the Managing Director, the heads of the Business Areas and the Risk Management Department.

        The Risk Management Department, a department of the Parent Bank, is responsible for developing risk monitoring methodologies and proposals regarding the system of operating risks limits for the various lines of business of Sanpaolo IMI and of the Group. The Risk Management Department is also responsible for the measurement of risks existing in the various operating units and for monitoring the Business Areas compliance with the limits laid down by the Board of Directors and Executive Committee of the Parent Bank.

        The individual Business Areas measure their financial risks, using approved methodologies, models and a system of limits consistent with the Parent Bank's global policy.

  Measurement techniques

        The financial risk measurement methods used by the Group consist mainly of:

  •
  Value at risk (VaR);

  •
  Sensitivity analysis; and

  •
  Worst case scenario.

  VAR

        VaR modeling is a statistical technique that produces an estimate of the potential loss in a portfolio over a specified holding period which is statistically unlikely to be exceeded more than once during the given holding period. The Group uses a model based on historical volatility and correlations between the individual risks of each currency made up of short and long-term interest rates, exchange rates and equity prices. The Group's model is based on the last 250 trading days, a 10-day holding period and a 99% confidence level. VaR models have certain limitations; they are more reliable during normal market conditions, and historical data may fail to predict the future. VaR results, therefore, cannot guarantee that actual risk will follow the statistical estimate. As a result, management also relies on other tools, such as Sensitivity Analysis and Worst Case Scenario.

  Sensitivity Analysis

        This method quantifies the change of value in the portfolio following adverse movements of the risk factors. For interest rate risk, adverse movement is defined as a parallel and uniform shift of 100 basis points of the interest rate curve. For the main companies in the banking book (Sanpaolo IMI, Sanpaolo Banco di Napoli, the former Cardine Bank networks, Banca Opi), a measure of net interest income at risk is also applied. Net interest income at risk is the potential change in net interest income resulting from a parallel and instantaneous shock of ±25 basis points in the level of interest rates over the next 12 months. This measurement shows the effect of the changes in interest rates on the portfolio. The measurement excludes assumptions regarding future changes in the assets and liabilities mix, and, therefore, cannot be considered a predictor of the future level of the Group's net interest income.

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

        The financial risk generated by the Group's lending activities (asset and liability management) in 2003 was considerably lower than the average level observed in 2002. During 2003, the potential loss on the fair value of lending activities, measured using the sensitivity analysis, had an average value of €131 million, with a minimum and a maximum of €76 million and €190 million respectively, compared to an average value of €231 million in 2002.

  Sensitivity analysis—banking book

	2003	2002
	(millions of €)
Average	130.9	230.6
Low	76.3	184.9
High	190.4	278.7
Year-end	149.2	251.1

        The VaR of the lending activities during 2003 fluctuated around the average value of €78 million, amounting to €75 million at December 31, 2003, compared to €97 million at December 31, 2002.

        In 2003, the exchange risk generated by lending activities was not material.

        As of December 31, 2003, under the assumption of a 25 basis point rise in interest rates, the sensitivity of the net interest income for companies in the banking book was €40 million, corresponding to approximately 1% of the consolidated annual net interest income. As of December 31, 2003, under the assumption of a 25 basis point decrease in interest rates, the sensitivity of the net interest income for companies in the banking book was €(35) million.

  Equity investments in non-Group listed companies

        Equity investments held in listed companies not fully consolidated or consolidated at net equity showed a market value, at December 31, 2003 prices, of €1,674 million, €270 million of which was held by IMI Investimenti. The market value of the equity investments showed, according to prices at December 31, 2003, a net potential capital gain on book value of €197 million.

        The VaR method is used to measure the market risk of the equity investments portfolio. In 2003, the VaR related to minority investments in listed companies, averaged €231 million, with a minimum of €200 million and a maximum of €274 million. At December 31, 2003, the VaR related to minority investments in listed companies was €217 million; this value was in line with the level observed at December 31, 2002 (€226 million), since the effect of the increase in the market value of the portfolio was substantially compensated for by the decrease in average volatility of share prices.

  VaR—equity investments portfolio

	2003	2002
	(millions of €)
Average	231	248
Low	200	166
High	274	302
Year-end	217	226

  Trading activities

        Most of these risks are concentrated in Banca IMI and its subsidiaries, and arise from dealing in fixed income securities, equity securities, currency and other derivatives.

        The VaR of trading activities during 2003 averaged €12.1 million, fluctuating between a minimum of €6.3 million and a maximum of €18.3 million. As of December 31, 2003, the VaR of trading activities was €14.8 million, in line with €14.4 million as of December 31, 2002.

  VaR—trading by type of risk

	December 31, 2003	December 31, 2002	Average 2003	Low 2003	High 2003	Average 2002
	(millions of €)
Interest rate risk	1.6	8.8	3.8	0.2	11.7	4.1
Exchange rate risk	2.8	0.4	0.8	0.0	3.5	0.5
Equity price risk	14.0	9.9	11.6	6.1	18.5	6.9
Diversification effect	(3.5)	(4.7)	(4.1)	—	—	(2.8)
Total	14.8	14.4	12.0	6.3	18.3	8.8

        In addition to VaR, the worst case scenario technique is used to monitor the impact of potential losses that might arise under extreme market conditions. The maximum potential daily loss in 2003 showed an average value of €35 million, compared with €33 million last year.

MAXIMUM POTENTIAL DAILY LOSS FROM TRADING IN 2003 (millions of €)

        In 2003, backtesting showed the prudent nature of the internal measurement techniques used. Actual daily losses were never higher than the risk measures, expressed in terms of maximum potential loss and daily VaR.

Credit Risk Management and Control

  Organization

        Sanpaolo IMI has established lines of conduct to be followed when taking on credit risk; these rules are to be applied throughout the Group. They provide for approval levels limits defined in terms of total Group credit exposure to a particular counterparty, differentiated principally according to the counterparty's rating (which can be an internal rating or an agency rating). The first level of approval limits applies to each individual Business Area or subsidiary, which in turn defines the approval limits to be delegated to its branches. Transactions in excess of these limits must be submitted to the appropriate body within the Parent Bank, consisting of (according to the increasing level of exposure) the Group Credit Committee (composed of the joint Managing Directors and the heads of the Credit and Risk Management functions), the Executive Committee and the board of directors.

        Credit risks on financial institutions are all monitored centrally by the CRFMG, which also has decision-making authority on issues related to country risk.

        In terms of credit risk control, the Risk Management Department is responsible for defining, updating and monitoring the risk measurement techniques used by the Parent Bank and by the Group as a whole, ensuring that they are constantly in line with industry best practice. The Risk Management Department is also responsible for analyzing the risk profile of the Parent Bank and the Group and for proposing any corrective action. Furthermore, the Risk Management department is responsible for measuring the exposure of larger borrowers, monitoring the risk measurements carried out by the risk control units in the various Business Areas for consistency and accuracy, and preparing summary reports for the Parent Bank's senior management on changes in credit quality and on the use of economic capital by the Business Areas.

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

  Credit risk

        This refers to all of the Group's on- and off-balance sheet credit exposures. The credit risk analysis, which was initially applied to the Parent Bank's loan book, has been gradually extended to the main subsidiaries that take on credit risk, namely Sanpaolo Banco di Napoli, Banca Popolare dell'Adriatico, Cassa di Risparmio di Padova e Rovigo, Cassa di Risparmio in Bologna, Cassa di Risparmio di Venezia, Friulcassa, Banca OPI, Sanpaolo IMI Bank Ireland and Sanpaolo Leasint. The loan book analyzed represents more than 90% of the Group's risk-weighted assets.

        In terms of exposure, the analytical rating covers 70% of the credit portfolio. Unrated counterparties (mostly households with residential mortgages) have been given average probability of default, based on actual default experience for the preceding years. Excluding households, analytical ratings covered more than 90% of counterparties in other sectors.

  Analysis of Drawdowns by Rating Source

        In relation to the combination of analytical ratings, less than half are represented by ratings of specialized agencies, while the majority are internal ratings; the latter are by large the prevailing ones in the corporate sector.

        Loans to customers to which an analytical rating has been assigned, which represent the main reference of the credit risk management model, show a high credit quality, with a portion of investment grade loans (from AAA to BBB) equal to 75% of the total.

        The expected loss of the portfolio considered, at the end of 2003, accounted for 0.46% of loans. The expected loss measure has been taken into account in establishing the amount of general writedown to cover the inherent risk in performing loans. At the end of 2003, the economic capital was equal to 4.50% of loans.

        The Sanpaolo Network and Consumer Banking (including Sanpaolo Banco di Napoli) and the former Cardine bank networks represent two thirds of the loans and absorb almost 80% of the capital. On the contrary, for the Foreign Network and Banca OPI, the share of capital absorbed is lower than the outstanding, as these areas are characterized, due to the activity undertaken, by a lower risk profile. In the case of Large Groups and Structured Finance, the high quality of the counterparties is offset by the concentration risk, therefore the outstanding and the capital absorbed are both just over 10% of the total.

        The concentration risk fell during 2003: exposure to the largest 20 corporate groups registered a reduction of approximately €0.9 billion and the proportion of the total portfolio represented by such exposure fell from 11.4% to 10.2%. This led to a recomposition of the portfolio, on the one hand, toward operators in the public sector and, on the other hand, towards small- and medium-sized companies and households.

The Management and Control of Other Risks

        Sanpaolo IMI also considers two other types of risk in its models: operational risk and business risk.

        Operational risk is defined as the risk of incurring losses as a result of four macro categories of events: fraud, legal risks (including breach of contractual obligations), weaknesses in internal control or information systems, and natural calamities. A database of significant events that took place in the last ten years has been used for each category. From the database it was possible to identify the impact in terms of losses from public sources of information. The empirical distributions of losses calculated in this way are estimated by means of distribution theories according to the extreme value theory. The risk capital is defined as the minimum measurement, net of existing insurance policies, needed to face the maximum potential loss with a confidence level of 99.95%; the method also provides for the application of a correction factor to take account of the effectiveness of internal controls in the various operating areas.

        It should be noted that this method was developed with the intention of allocating to the Business Areas and to the Group as a whole a quantity of capital adjusted to the potential of these types of events. The control of operating risks is carried out through the definition of internal rules and procedures, the observance of which is monitored by the Audit Department of the Parent bank.

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

        This is evaluated through the breakdown of the Business Area assets, on the basis of the respective cost and revenue structures, into fundamental "industrial" business sectors (such as consulting and distribution). The Business Areas are then allocated a level of capitalization in line with the norm for companies operating in the same type of activity.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

PART II

ITEM 13. DEFAULT, DIVIDEND ARREARAGES AND DELINQUENCIES

        None.

ITEM 14. MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        None.

ITEM 15. CONTROLS AND PROCEDURES

        As of December 31, 2003, Sanpaolo IMI, under the supervision and with the participation of Sanpaolo IMI's management, including the Managing Director and the Head of Finance and Administration Department, performed an evaluation of the effectiveness of Sanpaolo IMI's disclosure controls and procedures. Based on this evaluation, Sanpaolo IMI's Managing Director and Head of Finance and Administration Department, concluded that Sanpaolo IMI's disclosure controls and procedures are effective for gathering, analyzing and disclosing the information Sanpaolo IMI is required to disclose in the reports it files under the Securities Exchange Act of 1934, within the time periods specified in the SEC's rules and forms. Sanpaolo IMI's management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management's control objectives.

        There has been no change in Sanpaolo IMI's internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, Sanpaolo IMI's internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

        As specified in Item 4. "C. Business Overview—Italian Banking Regulation and Corporate Governance principle—Corporate Governance—Audit Committee" as at page 97 above, the Board of Statutory Auditors performs the functions of the audit committee for purposes of Section 10A the Securities Exchange Act, as permitted by Rule 10A-3 under the Securities Exchange Act. According to applicable regulations (with particular reference to article 148 of the Consolidated Securities Law and Ministerial Decree No. 162 of March 30, 2000) at least two members of the Board of Statutory Auditors must comply with specific accounting experience requirements, and all the members of the Board are required to have experience in the financial sector. Taking into account that the members of the Sanpaolo IMI Board of Statutory Auditors comply with both of the above-mentioned conditions, the Board of Statutory Auditors has determined that each of its members is an audit committee financial expert, as defined in the instruction to paragraph (a) of item 16A of Form 20-F. For the names of the members of the Board of Statutory Auditors, see Item 6. "A. Directors and Senior Management—Board of Statutory Auditors" on page 179 above.

ITEM 16B. CODE OF ETHICS

        In response to Section 406 of the Sarbanes-Oxley Act of 2002, Sanpaolo IMI has adopted a code of ethics that applies to our principal executive officer, principal financial officers or persons performing similar functions. A copy of the code is attached to this annual report.

        Information regarding any future amendments or waivers to the code will be published on Sanpaolo IMI's website (www.grupposanpaoloimi.com).

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

        As a company listed on the Italian Stock Exchange, Sanpaolo IMI is subject to a mandatory audit by an audit firm registered on a special list kept by CONSOB. The term of this appointment, resolved by the general shareholders' meeting at the suggestion of the Board of Directors and subject to the opinion of the Board of Statutory Auditors, is three years and may not be renewed for more than two consecutive succeeding terms.

        Financial year 2003 was the last financial year included in the first three-year appointment of PricewaterhouseCoopers S.p.A. for the audit of Sanpaolo IMI's financial statements. Pursuant to the above-mentioned regulation, the general shareholders' meeting of Sanpaolo IMI on April 29, 2004, reappointed PricewaterhouseCoopers S.p.A. as independent auditors, for the three-year period 2004-2006.

        Effective from April 10, 2003, Sanpaolo IMI established a Group directive for Board of Statutory Auditors' pre-approval of fees for any audit service and also for permitted non-audit services provided by the auditors, and the network thereof, of Sanpaolo IMI and the auditors, and the network thereof, upon which such auditors rely. The directive was adopted in order to comply with rules issued by the U.S. Securities and Exchange Commission pursuant to release No. 33-8183 (the "Auditor Independence Rules").

        The following table summarizes the fees billed to the Sanpaolo IMI Group by PricewaterhouseCoopers S.p.A. or by companies within its network.

	Year of Invoice
Assignment
	2002	2003
	(in thousands of €)		Amount approved by Sanpaolo IMI's Board of Statutory Auditors(%)(*)
Audit Fees	5,326	6,989	9.1%
Audit-Related Fees	2,980	3,345	40.0%
Tax Fees	536	460	0.3%
All Other Fees	560	519	11.1%

(*)
The percentage that was not approved by Sanpaolo IMI's Board of Statutory Auditors relates to assignments that pre date May 6, 2003, the date of effectiveness of the Auditors Independence Rules. After such date, all audit and permitted non-audit services assigned to PricewaterhouseCoopers S.p.A. and its network were approved by Sanpaolo IMI Board of Statutory Auditors.

        Audit fees mainly consist of fees billed for professional services rendered to the Sanpaolo IMI Group by PricewaterhouseCoopers S.p.A. and its network for the audit of Sanpaolo IMI's and its subsidiaries individual and consolidated financial statements for 2002 and 2003.

        Audit-related fees mainly consist of the consideration paid to PricewaterhouseCoopers S.p.A. and its network for issuing comfort letters in connection with securities offerings in the international markets, assurance statements requested by local regulations and by supervisory bodies as well as financial due diligence and audits as part of corporate merger and acquisition transactions. Audit-related fees included, in 2003, € 858,000 paid to PricewaterhouseCoopers S.p.A. for its professional services on a one-off basis rendered in relation to analysis conducted into the planned transition to International Financial Reporting Standards.

        Tax fees include the consideration paid to PricewaterhouseCoopers S.p.A. and its network for the provision of professional services in relation to tax matters rendered primarily to the Group's foreign companies.

        All other fees consist of the aggregate fees billed for services, other than the services reported above under "audit fees", "audit-related fees" and "tax fees" provided by PricewaterhouseCoopers S.p.A. and its network in 2002 and 2003.

PART III

ITEM 17. FINANCIAL STATEMENTS

        The following financial statements, together with the report of PricewaterhouseCoopers thereon, are filed as part of this annual report:

ITEM 18. FINANCIAL STATEMENTS

        Not applicable.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Articles and By-laws of Sanpaolo IMI S.p.A.
11.1	Report on Corporate Governance and adherence to the code of conduct for listed companies
11.2	Ethical Code of Sanpaolo IMI S.p.A.

SIGNATURE

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SANPAOLO IMI S.p.A.
By:	/s/ BRUNO PICCA
	Name: Title:	Bruno Picca Head of Finance and Administration Department

Date: June 28, 2004

CERTIFICATIONS

        I, Alfonso Iozzo, Managing Director of Sanpaolo IMI S.p.A. ("Sanpaolo IMI"), certify that:

          1.     I have reviewed this annual report on Form 20-F of Sanpaolo IMI;

          2.     Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

          3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrants as of, and for, the periods presented in this annual report;

          4.     Sanpaolo IMI's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrants and we have:

            (a)   designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

            (b)   [reserved]

            (c)   evaluated the effectiveness of Sanpaolo IMI's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

            (d)   Disclosed in this report any change in Sanpaolo IMI's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, Sanpaolo IMI's internal control over financial reporting;

          5.     Sanpaolo IMI's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to Sanpaolo IMI's auditors and the audit committee of Sanpaolo IMI's board of directors (or persons performing the equivalent function):

            (a)   all significant deficiencies in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect Sanpaolo IMI's ability to record, process, summarize and report financial data and have identified for the registrants' auditors any material weaknesses in internal controls; and

            (b)   any fraud, whether or not material, that involves management or other employees who have a significant role in the registrants' internal control over financial reporting.

        Date: June 28, 2004

/s/	Alfonso Iozzo
Alfonso Iozzo Managing Director

CERTIFICATIONS

        I, Bruno Picca, Head of Finance and Administration Department of Sanpaolo IMI S.p.A. ("Sanpaolo IMI"), certify that:

          1.     I have reviewed this annual report on Form 20-F of Sanpaolo IMI;

          2.     Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

          3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrants as of, and for, the periods presented in this annual report;

          4.     Sanpaolo IMI's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrants and we have:

            (a)   designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

            (b)   [reserved]

            (c)   evaluated the effectiveness of Sanpaolo IMI's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

            (d)   Disclosed in this report any change in Sanpaolo IMI's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, Sanpaolo IMI's internal control over financial reporting;

          5.     Sanpaolo IMI's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to Sanpaolo IMI's auditors and the audit committee of Sanpaolo IMI's board of directors (or persons performing the equivalent function):

            (a)   all significant deficiencies in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect Sanpaolo IMI's ability to record, process, summarize and report financial data and have identified for the registrants' auditors any material weaknesses in internal controls; and

            (b)   any fraud, whether or not material, that involves management or other employees who have a significant role in the registrants' internal control over financial reporting.

        Date: June 28, 2004

/s/	Bruno Picca
Bruno Picca Head of Finance and Administration Department

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act

June 28, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

        The certification set forth below is being submitted in connection with the Sanpaolo IMI. Annual Report on Form 20-F for the year ended December 31, 2003, (the "Report") for the purpose of complying with Rule 13a-14(b) or Rule 15(d)-14(b) of the Securities Exchange Act of 1934 (the "Exchange Act") and Section 1350 of Chapter 63 of Title 18 of the United States Code.

        Mr. Alfonso Iozzo the Managing Directors of Sanpaolo IMI S.p.A. and Mr. Bruno Picca the Head of Finance and Administration Department of Sanpaolo IMI S.p.A., certifies that, to the best of his knowledge:

  1.
  the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

  2.
  the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Sanpaolo IMI S.p.A.

/s/	Alfonso Iozzo Alfonso Iozzo Managing Director
/s/	Bruno Picca Bruno Picca Head of Finance and Administration Department

        A signed original of this written statement required by Section 906 of the Sarbanes-Oxley Act 2002 (subsections (a) and (b) of section 1350, Chapter 63 of Title 18, United States Code), or other document authenticating, acknowledging, or otherwise adopting the signatures that appear in typed form within the electronic version of this written statement required by Section 906 of the Sarbanes-Oxley Act 2002 (subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code), has been provided to Sanpaolo IMI S.p.A. and will be retained by Sanpaolo IMI S.p.A. and furnished to the Securities and Exchange Commission or its staff upon request.

[PRICEWATERHOUSECOOPERS LETTERHEAD]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Sanpaolo Imi S.p.A.

        We have audited the accompanying consolidated balance sheets of Sanpaolo Imi S.p.A. and its subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, of cash flows and of changes in shareholders' equity for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of certain consolidated subsidiaries, which statements reflect "total assets" of 13 percent and 12 percent of the related consolidated totals as of December 31, 2003 and 2002, respectively, total "net interest" income of 1 percent, 2 percent and 24 percent of the related consolidated totals for each of the three years in the period ended December 31, 2003 and total "net interest and other banking income" of 8 percent, 4 percent and 33 percent of the related consolidated totals for each of the three years in the period ended December 31, 2003. Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for these companies, is based solely on the report of the other auditors.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

        In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sanpaolo Imi S.p.A. and its subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with the Italian law governing consolidated financial statements and generally accepted accounting principles in Italy.

Sede legale: Milano 20124 Via Vittor Pisani 20 Tel. 0267831 Fax 0266981433 Cap. Soc. 3.754.400,00 Euro i.v., C.F. P.IVA e Reg. Imp. Milano 12979880155 Iscritta all'Albo Consob—Altri Uffici: Ancona 60123 Via Corridoni 2 Tel. 07136881—Bari 70125 Viale della Repubblica 110 Tel. 0805429863—Bologna 40122 Via delle Lame 111 Tel. 051526611—Brescia 25124 Via Cefalonia 70 Tel. 0302219811—Firenze 50129 Viale Milton 65 Tel. 0554627100—Genova 16121 Piazza Dante 7 Tel. 01029041—Milano20122 Corso Europa 2 Tel. 0277851—Napoli 80121 Piazza dei Martiri 30 Tel. 0817644441—Padova 35137 Largo Europa 16 Tel. 0498762677—Palermo 90141 Via Marchese Ugo 60 Tel. 091349737—Parma 43100 Viale Tanara 20/A Tel. 0521242848—Roma00154 Largo Fochetti 29 Tel. 06570251—Torino 10129 Corso Montevecchio 37 Tel. 011556771—Trento 38100 Via Manzoni 16 Tel. 0461237004—Treviso 31100 Piazza Crispi 8 Tel. 0422542726—Trieste 34125 Via Cesare Battisti 18 Tel. 0403480781—Udine 33100 Via Marinoni 12 Tel. 043225789—Verona 37122 Corso Porta Nuova 125 Tel. 0458002561

        For a more immediate understanding of the consolidated financial statements, we draw your attention to the following circumstances:

1.
Cardine Banca SpA merged into Sanpaolo IMI SpA during the financial year 2002; the merger became effective, for accounting and tax purposes, starting from 1 January 2002;

2.
The Group's net income for the financial year 2002 includes a credit of Euro 364 million due to the release of the reserve for general banking risk to the Statement of Income.

        The accounting principles referred to above vary in certain significant respects from accounting principles generally accepted in the United States. Information relating to the nature and effect of such differences is presented in Note 31 to the consolidated financial statements.

Turin, April 8, 2004

PricewaterhouseCoopers SpA
/s/ Sergio Duca
Sergio Duca
(Partner)

F-2-A

Deloitte & Touche S.p.A. Via della Moscova, 3 20121 Milano Italia
Tel: +39 02 290371 Fax: +39 02 6572876 www.deloitte.it

INDEPENDENT AUDITORS' REPORT

To the Stockholders and the Board of Directors of
Banca d'Intermediazione Mobiliare IMI S.p.A.

        We have audited the balance sheets of Banca d'Intermediazione Mobiliare IMI S.p.A. (the "Bank") as of December 31, 2003, and 2002 and the related statements of income, cash flows and changes in stockholders' equity for each of the two years in the period ended December 31, 2003, all expressed in Euros. Such financial statements were previously provided to you and are not enclose herewith. These financial statements are the responsibility of the Bank's Directors. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (PCAOB) in the United States of America. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Banca d'Intermediazione Mobiliare IMI S.p.A. as of December 31, 2003, and 2002 and the result of its operations and its cash flows for each of the two years in the period ended December 31, 2003, in conformity with the Italian law governing financial statements and generally accepted accounting principles in Italy.

Milan, Italy
March 18, 2004
/s/ Deloitte & Touche

Ancona Bari Bergamo Bologna Brescia Cagliari Firenze Genova Milano Napoli Padova Parma Roma Torino Treviso Verona Vicenza	Member of Deloitte Touche Tohmatsu

Sede legale: Palazzo Carducci — Via Olona, 2 — 20123 Milano
Capitale Sociale: versato Euro 6.720.406,00 — sottoscritto Euro 10.327.590,00 — deliberato Euro 10.850.000,00
Partita IVA/Codice Fiscale/Registro delle imprese Milano n. 03049560166 — R.E.A. Milano n. 1720239

F-2-B

Deloitte & Touche Italia S.p.A. Via della Moscova, 3 20121 Milano Italia
Tel: +39 02 290371 Fax: +39 02 6572876 www.deloitte.it

REPORT OF INDEPENDENT AUDITORS

To the Stockholders and the Board of Directors of
Banca d'Intermediazione Mobiliare IMI S.p.A.

        We have audited the balance sheet of Banca d'Intermediazione Mobiliare IMI S.p.A. (the "Bank") as of December 31,2002, and the related statements of income, cash flows and changes in stockholders' equity for the year then ended (all expressed in Euro). Such financial statements were previously provided to you and are not enclosed herewith. These financial statements are the responsibility of the Bank's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

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

Milan, Italy
March 25, 2003
/s/ Deloitte & Touche

F-2-C

Deloitte & Touche S.p.A. Riviera di Chiaia, 180 80122 Napoli Italia
Tel: +39 081 2488111 Fax: +39 081 7614173/666688 www.deloitte.it

INDEPENDENT AUDITORS' REPORT

To the Stockholder and the Board of Directors of
GEST Line S.p.A.
(formerly Esaban S.p.A.)

        We have audited the balance sheet of GEST Line S.p.A. (the "Company"), previously named Esaban S.p.A., as of December 31, 2003, and the related statements of income, cash flows and changes in stockholders' equity for the period ended December 31, 2003, all expressed in Euros. Such financial statements were previously provided to you and are not enclosed herewith. These financial statements are the responsibility of the Company's Directors. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (PCAOB) in the United States of America. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GEST Line S.p.A. as of December 31, 2003, and the results of its operations and its cash flows for the period ended December 31, 2003, in conformity with the Italian law governing financial statements and generally accepted accounting principles in Italy.

        For a better understanding of the financial statements, we draw your attention to the following aspects, which are more fully described in the Directors' Report on Operations and the Explanatory Notes:

  •
  on September 11, 2003 a General Meeting of shareholders approved the change of Company name from Esaban S.p.A. to GEST Line S.p.A. On the same date the deed was signed for the merger of GEST Line S.p.A. with Ge.Ri.Co. S.p.A., Sanpaolo Riscossioni Genova S.p.A. and Sanpaolo Riscossioni Prato S.p.A., legally effective from October 1, 2003 and retroactively effective for accounting purposes from January 1, 2003. Following the merger GEST Line S.p.A. acquired all the existing assets, liabilities, commitments and guarantees of the merged companies;

Ancona Bari Bergamo Bologna Brescia Cagliari Firenze Genova Milano Napoli Padova Parma Roma Torino Treviso Verona Vicenza	Member of Deloitte Touche Tohmatsu

Sede legale: Palazzo Carducci — Via Olona, 2 — 20123 Milano
Capitale Sociale: versato Euro 6.720.406,00 — sottoscritto Euro 10.327.590,00 — deliberato Euro 10.850.000,00
Partita IVA/Codice Fiscale/Registro delle imprese Milano n. 03049560166 — R.E.A. Milano n. 1720239

F-2-D

  •
  the Company is proceeding with the reconciliation and adjustment of certain accounting discrepancies in its bank and post office current accounts and a number of accounts used in its ordinary tax collection activities. In response to the findings of the specially established working group, during 2003 the Company activated existing guarantees pledged by the Sole Shareholder for the Naples, Caserta and Gorizia concessions. This activation resulted in extraordinary income of approximately 797 thousand euros being posted to the financial statements, offsetting the above adjustments, and in a balancing-entry on the accounts receivable from the Parent Company. On the basis of the results to date, and in view of existing guarantees for the main concessions, the Directors believe that the completion of the above activities will not have a significant impact on the Company's results of operations;

  •
  the Company is involved in litigation with the Venice Court of Auditors regarding tax damages deriving from the indictment of a number of Tax Collectors and in relation to which the Company has received 8 convictions, immediately appealed before the Central Divisions of the Court of Auditors. In accordance with the opinions of external legal advisors regarding the presumable outcome of the litigation, the Directors believe the specific provisions made to be fair and prudential.

/s/ Deloitte & Touche
Naples, Italy
April 7, 2004

F-2-E

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

Rome, Italy
April 5, 2002
/s/Arthur Andersen SpA

F-2-F

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

Turin, Italy
March 6, 2002
/s/Arthur Andersen SpA

F-2-G

CONSOLIDATED BALANCE SHEET

ASSETS		12/31/03		12/31/02
		(€/mil)
10.	Cash and deposits with central banks and post offices		1,474		1,406
20.	Treasury bills and similar bills eligible for refinancing with central banks		3,923		3,143
30.	Due from banks:		22,278		22,000
	a) repayable on demand	7,291		4,975
	b) other deposits	14,987		17,025
40.	Loans to customers		124,599		126,701
	including:
	—loans using public funds	172		206
50.	Bonds and other debt securities		18,588		16,822
	a) public entities	10,366		8,628
	b) banks	5,536		5,079
	including:
	—own bonds	2,783		1,774
	c) financial institutions	2,116		1,132
	including:
	—own bonds	53		8
	d) other issuers	570		1,983
60.	Shares, quotas and other equities		2,747		2,595
70.	Investments		3,442		3,224
	a) carried at equity	645		426
	b) other	2,797		2,798
80.	Investments in Group companies		1,130		840
	a) carried at equity	1,130		840
90.	Goodwill arising on consolidation		883		842
100.	Goodwill arising on application of the equity method		76		188
110.	Intangible fixed assets		343
	including:				406
	—start-up costs	2		2
	—goodwill	7		16
120.	Tangible fixed assets		1,972		2,229
140.	Own shares		34
	(par value € 9 million)				31
150.	Other assets		17,986		20,494
160.	Accrued income and prepaid expenses		3,105		2,852
	a) accrued income	2,223		2,063
	b) prepaid expenses	882		789
	including:
	—discounts on bond issues	277		236

Total assets		202,580		203,773

LIABILITIES AND SHAREHOLDERS' EQUITY		12/31/03		12/31/02
		(€/mil)
10.	Due to banks		28,534		24,456
	a) repayable on demand	3,875		2,952
	b) time deposits or with notice period	24,659		21,504
20.	Due to customers		79,993		85,280
	a) repayable on demand	63,074		60,458
	b) time deposits or with notice period	16,919		24,822
30.	Securities issued		51,553		51,561
	a) bonds	39,979		39,447
	b) certificates of deposit	7,149		7,310
	c) other	4,425		4,804
40.	Public funds administered		175		208
50.	Other liabilities		18,445		18,807
60.	Accrued expenses and deferred income		2,181		2,164
	a) accrued expenses	1,708		1,622
	b) deferred income	473		542
70.	Provision for employee termination indemnities		946		961
80.	Provisions for risks and charges		2,982		2,781
	a) pensions and similar commitments	304		343
	b) taxation	732		670
	c) other	1,946		1,768
90.	Reserve for probable loan losses		91		71
100.	Reserve for general banking risks		4		14
110.	Subordinated liabilities		6,414		6,613
130.	Negative goodwill arising on application of the equity method		213		94
140.	Minority interest		271		334
150.	Capital		5,144		5,144
160.	Additional paid-in capital		708		708
170.	Reserves		3,882		3,670
	a) legal reserve	1,029		1,029
	b) reserve for own shares	34		31
	d) other reserves	2,819		2,610
180.	Revaluation reserves		72		18
200.	Net income for the year		972		889

Total liabilities and shareholders' equity		202,580		203,773

GUARANTEES AND COMMITMENTS		(€/mil)
		12/31/03		12/31/02
10.	Guarantees given:		19,912		20,483
	Including:
	—acceptances	145		167
	—other guarantees	19,767		20,316
20.	Commitments		25,839		27,574

CONSOLIDATED STATEMENT OF INCOME

		2003		2002		2001
		(€/mil)
10.	Interest income and similar revenues		7,443		8,693		8,016
	including from:
	—loans to customers	6,215		6,936		5,999
	—debt securities	727		995		1,026
20.	Interest expense and similar charges		(3,701)		(4,955)		(5,326)
	including on:
	—deposits from customers	(1,050)		(1,445)		(1,600)
	—securities issued	(1,761)		(2,203)		(2,112)
30.	Dividends and other revenues		309		565		397
	a) from shares, quotas and other equities	223		410		263
	b) from equity investments	86		155		134
40.	Commission income		3,722		3,467		3,312
50.	Commission expense		(685)		(671)		(714)
60.	Profits (losses) on financial transactions		198		(98)		105
70.	Other operating income		396		422		280
80.	Administrative costs		(4,610)		(4,648)		(3,600)
	a) personnel	(2,841)		(2,856)		(2,221)
	including:
	—wages and salaries	(2,046)		(2,061)		(1,600)
	—social security charges	(633)		(618)		(471)
	—termination indemnities	(132)		(140)		(109)
	—pensions and similar commitments	(30)		(37)		(41)
	b) other	(1,769)		(1,792)		(1,379)
90.	Adjustments to intangible and tangible fixed assets		(642)		(753)		(543)
100.	Provisions for risks and charges		(195)		(261)		(136)
110.	Other operating expenses		(68)		(50)		(36)
120.	Adjustments to loans and provisions for guarantees and commitments		(1,126)		(889)		(636)
130.	Writebacks of adjustments to loans and provisions for guarantees and commitments		417		320		278
140.	Provisions to the reserve for probable loan losses		(15)		(27)		(11)
150.	Adjustments to financial fixed assets		(158)		(569)		(235)
160.	Writebacks of adjustments to financial fixed assets		218		8		2
170.	Income (losses) from investments carried at equity method		197		137		79

180.	Income from operating activities		1,700		691		1,232

190.	Extraordinary income		548		575		660
200.	Extraordinary expenses		(580)		(248)		(269)

210.	Extraordinary items, net		(32)		327		391

230.	Change in reserve for general banking risks		9		364		(1)
240.	Income taxes		(657)		(450)		(318)
250.	Minority interests		(48)		(43)		(101)

260.	Net income for the year		972		889		1,203

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY	Capital Stock	Reserves	Retained Earnings	Total
	(€/mil)
Balance at December 31, 2000	3,931	2,827	1,292	8,050

Appropriation of net income after Minority Interest for 2000:
to reserves	—	505	(505)	—
dividends	—	—	(787)	(787)
Changes in the reserve for general banking risks	—	1	—	1
Exercise of stock options	1	4	—	5
Net effect of currency traslation of some affiliates' account and other adjustments	—	4	—	4
Net income after Minority Interest	—	—	1,203	1,203

Balance at December 31, 2001	3,932	3,341	1,203	8,476

Appropriation of net income after Minority Interest for 2001:
to reserves	—	430	(430)	—
dividends	—	—	(773)	(773)
Changes in the reserve for general banking risks	—	(364)	—	(364)
Merger with Cardine Banca
—increase of capital	1,212	—	—	1,212
—change in reserves	—	851	—	851
Portion of tax benefits from the Banco Napoli merger	—	250	—	250
and other adjustments	—	(4)	—	(4)
Net income after Minority Interest	—	—	889	889

Balance at December 31, 2002	5,144	4,504	889	10,537

Appropriation of net income after Minority Interest for 2002:
to reserves	—	339	(339)	—
dividends	—		(550)	(550)
Changes in the reserve for general banking risks	—	(9)		(9)
Revaluation ex L. 342 11/21/00	—	54	—	54
Differences arising on the translation of foreign currency Financial and other adjustments	—	(9)	—	(9)
Net income after Minority Interest	—	—	972	972

Balance at December 31, 2003	5,144	4,879	972	10,995

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)   Form and content of Consolidated Financial Statements for the years ended December 31, 2003, 2002, and 2001

        The Bank's consolidated financial statements for 2003, 2002 and 2001 have been prepared pursuant to Decree 87 of January 27, 1992, which implemented EEC Directive 86/635. They also take into account the requirements contained in the Bank of Italy instructions dated July 30, 1992 and subsequent amendments. For all matters not governed by special regulations, reference has been made to the Italian Civil Code and to national accounting standards.

        The consolidated financial statements comprise the consolidated balance sheet, the consolidated statement of income and these explanatory notes.

        These Consolidated explanatory notes are presented with comparative figures taken from the financial statements as of December 31, 2002 and 2001 and provide all the information required by law, including any supplementary information considered necessary to give a true and fair view of the Group's financial position. The tables provided for by law and the details required by the Bank of Italy are numbered in accordance with Bank of Italy instructions or based on the date of the relevant Instructions.

        In compliance with current rules, the financial statements have been prepared in millions of Euro, except for per share information and as indicated.

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

(2)   Scope of Consolidation

        The line-by-line consolidation scope reflects the structure of the SANPAOLO IMI Banking Group as recorded in the appropriate register in compliance with art. 64 of Legislative Decree no. 385 of September 1, 1993, with the exception of certain minor subsidiaries whose balance sheet and income statement results are not significant to the consolidated financial statements, or because they have been put into liquidation or listed for disposal. In addition to SANPAOLO IMI S.p.A. (the Parent Bank), the Banking Group comprises directly and indirectly controlled subsidiaries which carry out banking, finance or other activities complementing those of the Parent Bank.

        The line-by-line consolidation scope excludes Società per la Gestione di Attività S.p.A. (Sga), the shares of which have been handed over as a pledge with voting right to the Treasury Ministry as part of the special procedures described in Note 19 "Other liabilities" on page F-117. The line-by-line consolidation scope also excludes those companies for which a formal decision has been taken to dispose of them. Investments in subsidiaries whose activities differ from banking, financing and those of the rest of the Group, i.e. those that are excluded from the scope of consolidation for the above-mentioned reasons, are valued using the "equity method".

        Joint control equity investments have been consolidated using the proportional method. Moreover shareholdings in companies subject to significant influence where the Group holds at least 20% of the voting rights at the ordinary meeting (i.e. associated companies), have been recorded using the equity method.

        The main changes in the line-by-line and proportional consolidation area compared with December 31, 2002 are as follows:

  •
  the transfer of the following investments from the area of consolidation according to the equity method to that of line-by-line consolidation:

  •
  the Eptaconsors S.p.A. and its subsidiaries, following the increase in the investment held by the SANPAOLO IMI Group which, in the first half of 2003, rose from 40.48% to 100%. In the fourth quarter of 2003, Eptaconsors S.p.A. and its subsidiary Eptasim S.p.A. were merged into Invesp S.p.A.;

  •
  the Hungarian Inter-Europa Bank RT and its main subsidiaries, following the increase in the investment held by the Group which, in 2003, rose from 32.51% to 85.87%;

  •
  the transfer of Cassa dei Risparmi di Forlì S.p.A. from the area of consolidation according to the equity method, to that of proportional consolidation, following the attainment of joint control by the Parent Bank which, in May 2003, increased its investment from 21.02% to 29.77%;

  •
  the passage from the area of consolidation on a line-by-line basis to that of consolidation according to the equity method of:

  •
  IW Bank S.p.A. following the disposal at the beginning of 2003 of 80% of its shares previously held by Banca IMI S.p.A.;

  •
  Banque Sanpaolo S.A. and its subsidiaries following the disposal in December 2003 of 60% of its shares previously held by the Parent Bank;

  •
  the transfer of Finconsumo Banca S.p.A. from the area of proportional consolidation to the area of consolidation according to the equity method, as an effect of the sale agreement and of the termination of joint control (which was followed by the disposal of 20% of the investment).

        Attention is brought to the inclusion in the area of consolidation according to the equity method, of the newly acquired interest in Synesis Finanziaria S.p.A. (25%), holder of controlling interests in FIDIS Retail Italia.

        The main changes in 2002 in the line-by-line and proportional consolidation area when compared to December 31, 2001 are as follows:

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

        Companies consolidated on a line-by-line or proportional basis and investments carried at equity are listed in Note 13 on page F-43.

(3)   Methods and effects of the consolidation of the former Cardine Group companies in 2002

        For the first time inclusion in the consolidated financial statements of the former Cardine Group companies, following the merger by incorporation of the Parent Bank Cardine Banca S.p.A. into SANPAOLO IMI S.p.A., it has been taken into account the shareholders' equity of the newly-

consolidated companies and to the related book values as of January 1, 2002, this being the reference date of the transaction, for accounting and tax purposes. For the purposes of alignment to the accounting principles of the SANPAOLO IMI Group, the reference net shareholders' equities have been appropriately adjusted in order to reflect the discounting of doubtful loans of the former Cardine Group (€ 63 million net of the related tax effect), as well as the losses on investment securities (€ 23 million net of the related tax effect).

        The first time consolidation of the former Cardine Group shareholdings revealed positive and negative goodwill differences on line-by-line consolidation and on net equity for, respectively, € 314 million and € 299 million. The positive differences have been allocated as follows:

  a)
  € 299 million have been deducted from negative goodwill, using the faculty provided for by art. 32, subsection 4 of Decree. 87/92, confirmed by subsection 5 of the same article, as well as the relevant application of the Bank of Italy instructions (provision dated July 30, 1992 and subsequent amendments);

  b)
  the remaining € 15 million of assets in the consolidated balance sheet to be amortized over 10 years, given the nature of the investment. For the year 2002, amortization charged to the statement of income totaled € 1.5 million.

        Considering that, as mentioned earlier, the merger by incorporation of Cardine Banca has an accounting effect as of January 1, 2002, the SANPAOLO IMI consolidated statement of income for the year 2002 reflects the financial flow of the former Cardine Group companies line-by-line for the whole period.

(4)   Consolidation principles

        The main consolidation principles adopted are as follows:

        The book value of equity investments in consolidated companies, held by the Parent Bank or by other Group companies, is offset against the corresponding portion of the Group's share of the company's shareholders' equity—adjusted where necessary to bring the company into line with Group accounting principles—including their assets and liabilities on a line-by-line basis in accordance with the "full consolidation method". The off setting of book value against shareholders' equity is carried out on the basis of values current at the time the investment was consolidated for the first time, or at the time the controlling interest was acquired. Where possible, any differences arising are allocated to the assets and liabilities of the consolidated companies concerned, or rather, for the quota attributable to the Group on the basis of the application of the equity ratios, to "negative or positive goodwill" arising on consolidation, depending on whether the value of the investment is higher or lower than the shareholders' equity.

        More specifically, the shareholders' equity of Group companies used in calculating consolidation differences has been determined as follows:

  •
  for investments held in portfolio as of December 31, 1994, this being the date of the Parent Bank's first consolidated financial statements, with reference to their financial position as of December 31, 1993;

  •
  for investments purchased after December 31, 1994, with reference to their financial position as of the date of purchase or, where this is not available, with reference to the financial position reported in the official financial statements prepared closest to that date;

  •
  for investments formerly belonging to the IMI Group, with reference to their financial position as of January 1, 1998 (accounting date for the merger of Sanpaolo and IMI);

  •
  for investments formerly belonging to the Cardine Group, with reference to their financial position as of January 1, 2002 (accounting date for the merger between SANPAOLO IMI and Cardine Banca).

        Investments in companies carried at equity method are recorded in the financial statements at the amount equal to the corresponding portion of their shareholders' equity. Any balance not assignable to the assets or liabilities of the companies concerned at the time this method is first implemented, is booked under "positive/negative goodwill arising on application of the equity method". In the years after the first year of consolidation, the adjustment of the value of these investments is booked under "negative goodwill arising on application of the equity method" and to "Profit (losses) from investments carried at equity" for, respectively, the changes referring to reserves and those referring to the net income of the company in which the investment is held.

        "Positive goodwill" arising on the application of line-by-line consolidation, proportional consolidation or from the equity method is deducted from the total "negative goodwill" already existing, or which arose during the same year, and up to the total amount. Investments acquired to be re-sold as part of the merchant banking activity are not offset in this way. Positive goodwill which is not offset against negative goodwill is amortized over a period corresponding to the use of the investment (see Note 18 on page F-109).

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

        Financial statements denominated in currencies not included in the euro-zone are converted into euro at year-end exchange rates. Differences arising on the conversion of shareholders' equity captions using these closing exchange rates are allocated to consolidated reserves, unless they are offset by specific hedging transactions.

        Adjustments and provisions, made in the financial statements of the Parent Bank and of other companies consolidated on a line-by-line basis solely for fiscal purposes, are eliminated from the Consolidated Financial Statements.

(5)   Financial statements used for consolidation

        The financial statements used for the line-by-line consolidation process are those prepared as of December 31, 2003, 2002 and 2001, as approved by subsidiaries' Board of Directors. They have been adjusted, where necessary, for consistency with Group accounting policies. The financial statements of subsidiaries operating in the financial leasing sector and included in consolidation, have been prepared using the financial lease method, which is essentially consistent with Group accounting policies.

        Investments with significant influence have been valued according to the equity method, made on the basis of the latest or draft financial statements available.

(6)   Changes to the accounting policies

        The accounting policies used in the preparation of the 2003, 2002 and 2001 consolidated financial statements are consistent.

(7)   Audit of the consolidated financial statements

        The consolidated financial statements and those of the Parent Bank, have been subjected to an audit by PricewaterhouseCoopers S.p.A., in accordance with the shareholders' resolution dated April 28, 2000, which appointed the firm as auditors for the 2001/2003 three-year period.

(8)   Comparison with the Quarterly Report as of December 31, 2003

        The Consolidated Financial Statements, prepared using the final accounting information of the Parent Bank and its subsidiaries, include a number of changes compared with the Quarterly report as of December 31, 2003, which was presented on February 13, 2004 and which provided advance information concerning the Group's results for the year end.

        The differences however are not significant and do not alter the substance of the report already published. They relate primarily to:

  •
  the completion of the reconciliation process, by more accurate elimination of intercompany transactions primarily within net commissions, other administrative costs and other net income;

  •
  the changes to valuation at equity of investments with no controlling interests, following the availability of more recent figures;

  •
  the more timely recording of some revenues of an extraordinary nature;

  •
  the monetary revaluation of real estate by some subsidiaries (see Notes 14 on page F-82 and 18 on page F-109). This revaluation led to an increase in the consolidated revaluation reserves of € 54 million;

  •
  the recalculation of the tax effect on the above changes.

(9)   Description of Accounting Policies

        The accounting policies adopted are consistent with those applied as of December 31, 2002 and 2001.

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

Loans, guarantees and commitments

Loans to banks and customers

        Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their net carrying amount ("presumibile valore di realizzo"), which is the outstanding principal, or principal plus related interest, adjusted for the allowance for loan losses, including charge-offs, taking into account the solvency of borrowers in difficulty and any debt-servicing problems faced by individual industrial sectors or the countries in which borrowers are resident. The assessment performed also takes into consideration any existing guarantees, market prices and downward trends involving consistent loan categories. Net carrying amount is determined following a detailed review of outstanding loans, taking into consideration the degree of risk associated with the various forms of lending and the risk of default inherent in performing loans. The net carrying amount of doubtful loans (non-performing, problem and restructured loans, loans being restructured) takes into consideration not only the likelihood of possible recovery, but also any total or partial failure to generate income and delayed repayments.

        The loan loss allowance comprises a specific allowance and a general allowance. The specific allowance is applied to loans that are considered to be impaired and are individually evaluated for impairment on a case-by-case basis. The general allowance is applied to portfolios of other loans to reflect losses that have been incurred but not specifically identified.

        In detail:

  •
  non-performing loans: loans to borrowers, in a state of insolvency or similar are evaluated for impairment on a case-by-case basis;

  •
  problem loans: loans to borrowers suffering temporary difficulties which are likely to be overcome in an acceptable period of time, are evaluated for impairment on a case-by-case basis;

  •
  restructured loans: loans for which a syndicate of banks (or a single bank) reschedules the repayment of principal or re-negotiates the applicable terms at lower-than-market rates, are evaluated for impairment on a case-by-case basis;

  •
  loans being restructured: loans for which the borrower has applied for consolidation to a variety of banks within the past 12 months, are evaluated for impairment on a case-by-case basis;

  •
  loans exposed to "country risk": loans not guaranteed to borrowers resident in countries with debt-servicing difficulties; these are normally adjusted on a general basis, from country to country, by applying writedown percentages that are not lower than those specified by the Banking association. Exceptions are made for certain positions, which are valued taking into account the level of risk covered by underlying guarantees. These loans do not include specific positions which, on the basis of an objective state of insolvency, are classified in the previous risk categories;

  •
  performing loans: a general provision is calculated against loans to borrowers who are not currently presenting specific insolvency risks, are valued on a general basis. Loans acquired from third parties for investing purposes, or rather with the intent of holding them in portfolio up to their expiry in order to maximize the return on such investments, are classified at purchase cost; any difference between the price paid for the investment and the nominal or reimbursement value is reflected in the statement of income to adjust the interest relating to the loans acquired, according to the residual duration of the loans and on the basis of the accruals principle. The general provision against performing loan is calculated using a statistical migration method used to determine the impairment of loans which are considered to be effectively incurred, but the amount of which is not known at the moment of evaluation.

        The historical/statistical migration method used by the Parent Bank and by the other bank networks of the Group encompasses the following stages:

  1.
  at the end of the period an estimate is made of the performing loans which, based on the movements over the last five years, are expected to become doubtful loans during the next year;

  2.
  losses expected to be incurred on default as in point 1 above, are determined assuming that the loss percentage on performing loans transferred to doubtful loans is in line with the average historical actual loss observed over the last five years;

  3.
  the results of the historical statistical migration method are regularly back-tested against actual results to confirm the effectiveness and accuracy of the methodology.

        The losses, resulting from a reasoned comparison of the risk management models, are the reference parameter utilized to calculate the "general provision" destined to cover the default risk on performing loans.

        Management adjusts these loss factors developed for other qualitative or quantitative factors that affect the collectibility of the performing portfolio as of the evaluation dates including the prevailing economic and business conditions within Italy and those of foreign countries where Sanpaolo IMI operates.

        For the purpose of classifying loans as non-performing, problem, restructured or exposed to country-risk, reference is made to the current regulations of the Bank of Italy integrated by internal instructions which establish more restrictive rules and criteria for the transfer of loans within the various risk categories.

        The operating structures classify doubtful loans under the coordination of the central departments responsible for the supervision of credit control.

        Following a review by the central departments responsible for the control and recovery of loans, the resulting net carrying amounts are formally approved by the committees and other steering groups within the organization empowered to make such decisions.

        Default interest accrued during the period is eliminated from the statement of income since, for the sake of prudence, collection is considered wholly unlikely.

        Writedowns, both specific and general, are made by an adjustment to reduce the value of the asset recorded in the balance sheet on the basis of the aforementioned criteria. The original values may be reinstated by means of writebacks, when the reasons for such writedowns cease to apply.

        As regards the method used to calculate discounting adjustments, they have been determined to reflect the difference between:

  •
  the net carrying amount;

  •
  and the net present value of future financial flows (principal and interest).

        The current value of financial flows is determined on the basis of expected cash receipts, the timing of such receipts and the applicable discounting rate.

        The timing and extent of expected cash receipts are determined on the detailed calculations provided by the departments responsible for loan evaluation and, where these are not available, using estimates and general statistics deriving from internal historical data and studies of the business sectors concerned.

        With regard to the discounting rate, as of December 31, 2003, the Parent Bank used the average reference rate of 4.7%, determined as the appropriate approximate average performance at the date of inception of the doubtful loan portfolio and calculated on the basis of the contractual rates actually applied by the Parent Bank on medium/long-term loans (fixed and floating rate) and on short-term loans (floating rate). Considering the need to simplify and reduce data processing costs, it is deemed that such average rate is sufficiently approximate to the result which would have been obtained, had current contractual rates been applied to individual transactions now classified as doubtful loans. A similar approach has been adopted by subsidiaries, using reference rates appropriate to the markets concerned, for foreign companies.

        The posting of value adjustments due to discounting means that there will be writebacks to discounted loans: in fact, the mere passage of time, with the consequent approach of the expected collection deadlines, implies an automatic reduction in the underlying financial charges previously deducted from the value of the loans.

        Loans for which the Group acquired protection against the risk of non-performance as part of credit derivative contracts ("protection buyer") continue to be booked in the financial statements among loans secured by personal guarantees.

Loans deriving from financing and deposit contracts

        Loans deriving from financing and deposit contracts are recorded at the amount disbursed. Loans backed by discounted notes, provided by customers within the scope of lending activities, are recorded in the financial statements at their nominal value. The difference between nominal value and the amount disbursed is deferred and amortized over the remaining life of the notes.

Repurchase agreements on securities and securities lending

        Repurchase agreements on securities that require the holder to resell securities when the agreement matures are treated as lending transactions. The amounts disbursed in this way are therefore recorded as loans. Income from lending, comprising interest coupons on securities and the differential between the spot and forward prices for such securities, is recorded on an accruals basis as interest in the statement of income.

        Transactions involving the loan of securities guaranteed by funds freely available to the lender are treated in the same way as repurchase agreements on securities. Securities loaned, not guaranteed by sums of money, are recorded in the financial statements as a combination of two functionally-linked transactions, of assets or liabilities against deposits or loans. These transactions are essentially the same as repurchase agreements, therefore the securities loaned remain in the portfolio of the lender.

Finance leases

        Lease transactions are recorded using the lease accounting methodology, which states lease contracts and transactions in such a way as to disclose their economic substance. This approach, which recognizes the financial nature of lease transactions, treats the excess of total lease payments over the cost of the related asset as interest income. Such income is credited to the statement of income according to the residual outstanding principal and the pre-determined rate of return, also taking into consideration the end-of-lease purchase value of the asset. Accordingly, the balance of loans under finance leases reported in the consolidated financial statements essentially represents the outstanding principal on loans to customers and installments due but not yet collected.

        The residual value of underlying assets it is recorded at cost less permanent impairments.

        The residual value of underlying assets is evaluated for impairment if there are changes in circumstances that indicate that the carrying amount of the assets may not be recoverable. Recoverability of residual value of underlying assets is measured by a comparison of the carrying amount of an asset to its recoverable amount, calculated as the net selling price.

Guarantees and commitments

        Guarantees and commitments giving rise to credit risk are recorded at the total value of the exposure, and are valued applying the same criteria as those used for loans. Expected losses in relation to guarantees and commitments are covered by the related reserve ("provision for guarantees and commitments"). Commitments include exposures to underlying borrowers for credit derivatives for which the Group has taken over the credit risk ("protection seller").

Credit derivatives

        Hedging sales—Credit derivatives which involve hedging sales are recorded in caption 20 "commitments" according to their notional value. If payment of a fixed amount is expected, the amount recorded is that of the final sum established by the contract.

        Hedging purchases—Credit derivatives which involve hedging purchases are booked to the underlying asset among loans secured by personal guarantees.

        Credit derivatives are classified as belonging to the dealing portfolio ("trading book") when the bank is holding them for trading. Derivatives not included in the trading book are classified to the banking book.

        Credit derivatives belonging to the trading book are valued individually, taking into consideration the credit and market risk inherent in the contracts.

        Credit derivatives belonging to the banking book are valued:

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

        The premium on contracts belonging to banking book is deferred and amortized over the life of the guarantee (respectively captions 40 and 50 of the statement of income).

Securities and off-balance sheet transactions (other than foreign currency transactions)

Investment securities

        Investment securities due to be held by the Group as long-term steady investments are valued at cost, determined using the "daily weighed average cost" method, adjusted to reflect accruals for the year of issue and dealing discounts (the latter being the difference between the purchase price and the related redemption price, net of issue discounts yet to mature).

        Such securities are written down to reflect any lasting deterioration in the solvency of the issuers and the ability of the related nations to repay debt. Investment securities may also be written down in consideration of the market trend in accordance with the first subsection of art. 18 of Decree 87/92. The original value is reinstated if the reasons for any writedowns cease to apply.

Dealing securities

        Securities held for dealing and treasury purposes are stated at cost on acquisition, determined using the "average daily cost" method, adjusted to reflect accrued issue discounts. They are valued as follows:

  •
  securities quoted in organized markets: the official price quoted on the last trading day of the year;

  •
  securities not quoted in organized markets: at the lower between cost and market value. The latter value is estimated via the discounting of future cash flows, applying market rates at the time of valuation, for similar type of instruments and the creditworthiness of the issuer. Where possible, the estimates are compared with quoted securities with similar financial characteristics. The original value of dealing securities is reinstated when the reasons for any writedowns cease to apply. Unquoted securities which are economically linked to derivative contracts are valued at market price, consistent with the accounting treatment of the contracts concerned.

        This category also includes own bonds, which are debt securities issued by SANPAOLO IMI and its consolidated subsidiaries and subsequently purchased by the Group on the market and held for sale.

        Any transfers between investment security and dealing security portfolios are made on the basis of the value resulting from the application—at the time of the transaction—of the valuation policies for the portfolio of origin; the related economic effects are reported in caption 60. "Profits (losses) on financial transactions" if the portfolio of origin is a dealing portfolio, and in caption 150. "Adjustments to fixed financial assets" if the portfolio of origin is an investment portfolio. Securities transferred and still held at year-end are valued using the method applicable to the destination portfolio.

Commitments to buy or sell for securities transactions to be settled

        Commitments to buy are valued on the basis applicable to the destination portfolio. The value of commitments to sell, on the other hand, takes into consideration the contractual forward sale price.

Equity investments

        Equity investments which are neither consolidated on a line-by-line basis nor valued under equity method, are stated at cost, increased to reflect past revaluations at the time the company was transformed and the effect of mergers, determined on a LIFO basis. Cost is written down to reflect any permanent losses in value, taking into account any reductions in the equity value of the companies concerned and the trend in exchange rates for those investments held at historical exchange rates. The original value of equity investments is reinstated if the reasons for any writedowns cease to apply.

        Equity investments may also be written down in consideration of the market trend, in accordance with the first subsection of art. 18 of Decree 87/92.

        With reference to investments held in Isveimer and in Sga, any charges which the Parent Bank may be called on to bear to cover losses incurred by companies will be covered through measures taken in accordance with Law 588/96, accomplished with the procedures provided by the Ministerial Decree of September 27, 1974, as revealed in Note 19 on page F-117.

        Dividends from investments that are not subject to line-by-line consolidation or valued at equity method are recorded, together with the related tax credits, when the tax credit becomes collectible, usually in the year in which dividends are collected.

Assets and liabilities denominated in foreign currency (including off-balance sheet transactions)

Assets and liabilities denominated in foreign currency

        Assets and liabilities denominated in foreign currencies or adjusted to reflect foreign exchange fluctuations, as well as financial fixed assets funded in foreign currencies or adjusted to reflect foreign exchange fluctuations, are valued using spot exchange rates applicable at year end. Equity investments denominated in foreign currencies subject to local exchange control restrictions (non-convertible currencies) stated in currencies other than those of use, and those not fully or partially covered with a deposit in the currency of denomination of the investment are stated, with regard to the part financed in currencies other than those of use, at the historical rates of exchange applying at the time of acquisition.

        Foreign currency costs and revenues are stated at the exchange rates applying at the time of the transaction.

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

  •
  at period-end forward exchange rates for maturity dates corresponding with that of the transactions being valued, in the case of forward transactions.

        The effect of these valuations is debited or credited to the statement of income.

Tangible fixed assets

        Tangible fixed assets are stated at purchase cost, including related charges and the cost of improvements. In certain cases, purchase cost may have been restated in connection with incorporation, mergers or with the application of monetary revaluation laws.

        Operating assets are depreciated on a straight-line basis over their residual useful lives. Tangible fixed assets are written down in cases where there is a permanent loss in value, regardless of how much depreciation has already been accumulated. The value of such assets is reinstated in future accounting periods if the reasons for any writedowns no longer apply.

        Costs for ordinary maintenance and repairs, which do not increase the utility and/or useful life of the assets, are expensed in the year they are incurred.

Intangible fixed assets

        Intangible fixed assets are stated at purchase or production cost, including related charges, and amortized over the period they are expected to generate a benefit, as described below:

  •
  start-up costs and other deferred charges are amortized, generally on a straight-line basis, over five years;

  •
  costs incurred for the purchase of software or for its development, using external resources, are generally amortized on a straight-line basis over three years, taking into account the expected residual period of utilization;

Other assets

Own shares

        Own shares are valued depending on the purposes for which they are held. In particular, they are valued at cost, according to the "daily weighed average cost" method, if they are considered long-term investments. For this purpose own shares, used to complete strategic deals which require their availability, are considered as long-term investments (e.g. share exchanges as part of the acquisition of equity investments, co-operation agreements and other corporate finance deals).

        Instead, own shares are recorded at year-end (closing date) market value if they are held in a dealing portfolio, since they are available for sale or destined for share incentive or stock option plans.

Stock option plans

        The Parent Bank's stock incentive plans, which do not entail the assignment of own shares, consist in assigning rights to underwrite share capital increases against payment. Considering that neither Italian regulations nor Italian accounting policies set out specific instructions to such effect, these plans are accounted for by carrying the capital increase and paid-in capital, on the exercised date.

Payables

        Payables are stated at their nominal value. The difference between the nominal value of loans received, or securities placed, and the amount actually received, is recorded in the financial statements among deferrals and released to the statement of income on an accruals basis, in accordance with the repayment plan implicit in the funding transaction. Zero-coupon securities are stated at their issue price plus accrued interest. Consistent with the policies described above, repurchase agreements that require the holder to resell the acquired securities when the agreement matures are recorded among payables, as well as securities borrowing transactions.

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

Provisions for risks and charges

        Provisions for risks and charges cover known or probable liabilities for which the timing and/or exact amount of payment are uncertain at the time the financial statements are prepared, but for which the amount can be reasonably estimated.

Pensions and similar commitments

        The pension fund, qualifiable as an "internal" pension fund, is set up to cover charges linked with integration of the pension paid to the former staff from some companies of the former Cardine Group entitled to such payment integration (Cassa di Risparmio di Venezia, Friulcassa, Cassa di Risparmio in Bologna and Banca Popolare dell'Adriatico). The potential liability arising in this connection is assessed at period-end on the basis of independent actuarial appraisals, in order to determine the provisions to technical reserves needed to cover future pensions. A similar fund has been set up by Cassa dei Risparmi di Forlì (a proportionally consolidated company).

Provisions for taxation

        The provisions for taxation cover deferred taxes and income taxes on business activities, including those charged on units operating abroad. The provision also takes into consideration current and potential disputes with the tax authorities.

        Income taxes are estimated prudently on the basis of the tax charges for the year, determined in relation to current tax legislation.

        Deferred taxation, determined according to the so called "balance sheet liability method", reflects the tax effect of temporary differences between the book value of assets and liabilities and their value for tax purposes, which will lead to taxable and deductible amounts in future. To this end, taxable temporary differences are defined as those which will give rise to taxable income in future years (deferred capital gains, for example); while deductible temporary differences are defined as those which will give rise to deductible amounts in future years (such as provisions and costs that can be deducted for tax purposes over a period of years, e.g. general loan writedowns in excess of the fiscally deductible amount).

        Deferred tax liabilities are calculated by applying to each consolidated company the enacted tax rate on taxable temporary differences likely to generate a tax burden. Deferred tax assets are calculated on deductible temporary differences if the recoverability is reasonably certain.

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

        Deferred taxation on shareholders' equity items of consolidated companies is not booked if it is unlikely that any liability will actually arise, bearing in mind the permanent nature of the investment.

        Deferred tax assets and liabilities relating to the same kind of tax, applicable to the same entity and expiring in the same period, are offset against each other.

        Deferred tax assets are booked to the assets side of the balance sheet under caption 150 "Other assets" offset against income tax. Liabilities for deferred taxes are booked to the liabilities side of the balance sheet under sub-caption 80.b "Taxation" and are also offset against income tax.

        If the deferred tax (asset or liability) relates to transactions directly involving shareholders' equity without affecting the statement of income, it is debited or credited to shareholders' equity.

Other provisions

        The "provision for guarantees and commitments" covers losses on guarantees given and, more generally, the contingencies associated with the Group's guarantees and commitments and the exposures to credit derivatives for which the Group has taken over the credit risk (protection seller).

        The provision for other risks and charges covers estimated incurred losses arising from legal disputes, including repayments claimed by the receivers of bankrupt customers. It also covers probable charges in connection with guarantees given on the sale of equity investments, the Group's commitment to support the Interbank Deposit Guarantee Fund, the renegotiation of subsidized home mortgage loans (Law 133/99 and that dictated by Budget Law 2001) and unsubsidized fixed rate mortgages (Law Decree 394 dated December 29, 2000, converted to Law 24 dated February 28, 2001) and other connected charges and contingent liabilities.

        The "provisions for other personnel charges" mainly comprise:

  •
  provisions made by the Parent Bank and by Sanpaolo Banco di Napoli S.p.A on the basis of an independent actuarial report, in order to cover the technical deficit of the Supplementary Pension Fund, an independent fund which supplements the compulsory pension fund, as well as accruals for other welfare and social contributions;

  •
  provisions made on an mathematical/actuarial basis to set up the technical reserve needed to cover long-service bonuses payable to employees;

  •
  provisions made to cover discretional bonuses to employees and other contingent liabilities, including those connected with staff leaving incentives.

Reserves for general banking risks

        These reserves cover general business risks and, as such, form part of shareholders' equity in compliance with international supervisory standards and Bank of Italy instructions.

Accruals and deferrals

        Accruals and deferrals are recognized in accordance with the matching principle.

Derivatives contracts

Derivatives on currency, securities, interest rates, stockmarket indexes and other assets

        Derivative contracts are valued individually using the methods applicable to the portfolio concerned (hedging and non-hedging contracts). The valuation criteria of derivative contracts are also applied to embedded derivatives which represent the components of hybrid financial instruments and include both derivative and host contracts. Embedded derivative contracts are separated from host contracts and are valued according to host contracts basis.

        The values determined are recorded separately in the balance sheet without offsetting assets and liabilities. Agreements between the parties to off-set reciprocal receivables and payables in the case of default by one of the counterparts ("master netting agreement") are not relevant for disclosure purposes, but are taken into consideration when assessing the counterparty's credit risk.

        The values determined by the contract valuation process (hedging and non-hedging) are adjusted on a case-by-case or a general basis, where appropriate, in order to reflect the lending risk (counterparty and/or country risk) inherent in the contracts.

Hedging contracts

        These are entered into with the aim of protecting the value of individual assets or liabilities, as well as any groups of assets or liabilities, on or off the balance sheet, from the risk of market fluctuations. In the case of groups of assets or liabilities (on or off the balance sheet), the hedging objective is achieved via the use by the Group of asset and liability management techniques. A transaction is considered to be a hedge in the presence of the following documented conditions:

  a)
  intent to enter into a hedge;

  b)
  strict correlation of the terms conditions between assets or liabilities hedged and in the hedging contract.

        If just one of the conditions above ceases to apply, then the contract is re-qualified as "non-hedging".

        Hedging derivatives are valued on a basis consistent with the assets and liabilities being hedged. The related procedures for presentation in the financial statements are summarized below:

        Balance sheet:    interest margins accrued on contracts hedging the risk of interest arising from interest earning/bearing assets and liabilities are classified among "Accrued income" and/or "Accrued expenses". Interest margins maturing in future years on forward rate agreements hedging the risk of interest arising from interest-earning / bearing assets and liabilities are classified among "Prepaid expenses" and/or "Deferred income". The market value (net of any accruals) of contracts hedging the risk of price fluctuations in dealing transactions, as well as the effect of valuing contracts hedging the exchange risk on lending and funding activities (principal portion) using year-end spot exchange rates, are classified among "Other assets" and/or "Other liabilities". Contracts hedging investment securities, or total loans and deposits, are valued at cost.

        Statement of income:    where derivative contracts are intended to hedge the risk of fluctuations in the interest rates on interest-earning / bearing assets and liabilities, the interest margins accrued will form part of net interest income on an accruals basis. If the derivative contract hedges the risk of market price or exchange fluctuations (principal portion), then the revenues or costs generated (with the exception of the interest margins accrued) are treated as "Profits (losses) on financial transactions". More specifically, interest margins and earnings on derivative contracts hedging dealing securities are treated as interest, if they relate to multiple-flow contracts (e.g. interest rate swap) or to single-flow contracts where the duration of the underlying asset is less than one year (e.g. forward rate agreement); but as profits (losses) on financial transactions, if they relate to single-flow contracts where the duration of the underlying asset is more than one year (e.g. futures and options).

Non-hedging contracts

        These are valued as follows:

        Contracts on securities, interest rates, stockmarket indexes and other assets:    contracts quoted in organized markets are stated at their market value on the last day of the period. Contracts linked to reference indicators subject to official observation are stated on the basis of their financial value (replacement cost), determined with reference to the market quotations for those indicators on the last day of the period. Other contracts are valued with reference to other elements determined on an objective and consistent basis.

        Foreign currency derivatives:    these are stated using the forward exchange rates ruling at period-end for the maturity dates of the transactions subject to valuation.

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

Internal deals

        The Parent Bank and the subsidiary Banca IMI have adopted an organizational structure based on specialized trading desks that have exclusive authorization to deal in specific derivatives. The arrangement is based mainly on the goals of efficiency (lower transaction costs), improved management of market and counterparty risks, and the optimal allocation of specialized human resources. These desks manage portfolios consisting of various types of derivatives and, sometimes, securities and operate within defined limits of net risk.

        The desks serve as counterparties to other desks that are not authorized to deal in the market (but which are autonomous from an accounting point of view), by means of internal deals in derivatives at market prices.

        With regard to the accounting treatment of internal deals and their effect on income, it should be noted that:

  •
  internal deals involving derivatives held in specialized desk portfolios are stated at market value when entered into for dealing/trading purposes;

  •
  internal deals involving derivatives held in non-specialized desk portfolios are treated on a basis consistent with the assets or liabilities being hedged (for example, at market value if they hedge listed dealing securities and at cost if they hedge investment securities and/or deposits).

Settlement date

        Security and currency and transactions, deposits, interbank operations and the bills portfolio are recorded with reference to their settlement dates.

(10) Adjustments and provisions recorded for fiscal purposes

Value adjustments recorded solely for fiscal purposes

        Adjustments recorded by the Parent Bank and consolidated companies in their statutory financial statements solely for fiscal purposes, have been reversed upon consolidation.

        The Group has not recorded any adjustments solely for fiscal purposes during the year, with the exception of the adjustment made by the Parent Bank on the stake IMI Investimenti, but eliminated from the consolidated financial statements as it is now consolidated on a line by line basis.

Provisions recorded solely for fiscal purposes

        Provisions recorded by consolidated companies in their statutory financial statements solely for fiscal purposes, have been reversed upon consolidation.

        Provisions for loan losses made in accordance with tax laws by the subsidiary Banca OPI S.p.A. for € 68 million have been eliminated from the consolidated statement of income for the year.

(11) Loans

        The Group's loan portfolio is analyzed below by type of counterparty:

	12/31/03	12/31/02
	(€/mil)
Due from banks (caption 30)	22,278	22,000
Loans to customers (caption 40)(*)	124,599	126,701

Total	146,877	148,701

(*)
The amount includes € 1,042 million of loans to Società per la Gestione di Attività S.p.A. (Sga) (see Information contained in Note 19 "Other liabilities" on page F-117, of which € 1,013 million (€ 1,252 million as of December 31, 2002) disbursed under Law 588/96.

Due from banks (caption 30)

        Amounts due from banks include:

Detail of caption 30 "Due to banks" (table 1.1 B.I.)

		12/31/03	12/31/02
		(€/mil)
(a)	Deposits with central banks	514	474
(b)	Bills eligible for refinancing with central banks	—	—
(c)	Finance leases	—	—
(d)	Repurchase agreements	10,050	11,500
(e)	Securities loaned	71	118

        Deposits with central banks as of December 31, 2003 include the compulsory reserve of € 422 million with the Bank of Italy and other foreign central banks (€ 458 million as of December 31, 2002).

Loans to customers (caption 40)

        Loans to customers, which are analyzed by technical form in the Report on Group Operations, include:

Detail of caption 40 "Loans to customers" (table 1.2 B.I.)

		12/31/03	12/31/02
		(€/mil)
(a)	Bills eligible for refinancing with central banks	1	18
(b)	Finance leases	4,593	4,266
(c)	Repurchase agreements	1,669	2,631
(d)	Securities loaned	25	13

        Secured loans to customers, excluding those granted directly to Governments or other public entities, are detailed in the table below:

Secured loans to customers (table 1.3 B.I.)(*)

			12/31/03	12/31/02
			(€/mil)
(a)	Mortgages		33,152	31,588
(b)	Pledged assets:
	1.	cash deposits	626	706
	2.	securities(**)	4,017	4,705
	3.	other instruments	270	390
(c)	Guarantees given by:
	1.	Governments(***)	5,500	6,257
	2.	other public entities	565	401
	3.	banks	969	992
	4.	other operators	17,106	18,139

Total			62,205	63,178

(*)
Figures as of December 31, 2002 relating to mortgage loan and personal guarantees have been classified to make them consistent with those as of December 31, 2003.

(**)
Includes repurchase and similar agreements guaranteed by underlying securities totaling € 1,694 million compared with € 2,644 million as of December 31, 2002.

(***)
Including € 1,013 million (€ 1,285 million as of December 31, 2002) of loans to Società per la gestione delle attività S.p.A. (Sga).

        Loans to customers guaranteed by banks and other operators include € 99 million of positions (€ 113 million as of December 31, 2002) for which the Parent Bank purchased buyer protection against the risk of non-performance, by means of derivative contracts.

        Secured loans to customers and those granted directly to Governments or other public entities represent 61.0% of total loans to customers (61.5% as of December 31, 2002).

Degree of risk in loan portfolio

        The principal and interest elements of loans are stated at their net carrying amount by applying the policies described in detail in Note 9 on page F-11. The related writedowns are made by reducing the asset value of the loans concerned in the balance sheet.

        The net carrying amount of doubtful loans takes into account not only the likelihood of recovery, but also the total or partial lack of income generation and the delay in repayment. Total adjustments for discounting purposes as of December 31, 2003 amount to € 221million. As of December 31, 2002 total adjustments amounted to € 272 million, € 74 million of which was attributable to the former Cardine Group.

Analysis of loans to customers

        Loans to customers for the years ended December 31, 2003 and 2002 are detailed in the tables below:

(Bank of Italy instructions dated 12/17/98)

As of December 31, 2003			Gross exposure	Total adjustments	Net Exposure
			(€/mil)
A.	Doubtful loans		6,433	3,892	2,541
	A.1	Non-performing loans	4,364	3,193	1,171
	A.2	Problem loans	1,821	645	1,176
	A.3	Loans currently being restructured	24	3	21
	A.4	Restructured loans	193	42	151
	A.5	Unsecured loans exposed to country risk	31	9	22
B.	Performing loans		123,069	1,011	122,058

Total loans to customers			129,502	4,903	124,599

        Non-performing and problem loans include unsecured loans to residents of nations exposed to risk for a gross exposure of € 4 million and € 13 million, respectively, and which have been written down by € 4 million and € 9 million, respectively.

As of December 31, 2002			Gross exposure	Total adjustments	Net Exposure
			(€/mil)
A.	Doubtful loans		6,447	3,607	2,840
	A.1	Non-performing loans	4,294	2,960	1,334
	A.2	Problem loans	1,767	565	1,202
	A.3	Loans currently being restructured	35	4	31
	A.4	Restructured loans	268	54	214
	A.5	Unsecured loans exposed to country risk	83	24	59
B.	Performing loans		124,854	993	123,861

Total loans to customers			131,301	4,600	126,701

        As of December 31, 2002, non-performing and problem loans include unsecured loans to residents of nations exposed to country risk, for a gross exposure of € 2 million and € 11 million, respectively, and which have been written down by € 2 million and € 9 million, respectively.

Analysis of loans to banks

        Loans to banks for the years ended December 31, 2003 and 2002 are detailed below:

(Bank of Italy instructions dated 12/17/98)

As of December 31, 2003			Gross exposure	Total adjustments	Net Exposure
			(€/mil)
A.	Doubtful loans		46	16	30
	A.1	Non-performing loans	6	6	—
	A.2	Problem loans	1	1	—
	A.3	Loans currently being restructured	—	—	—
	A.4	Restructured loans
	A.5	Unsecured loans exposed to country risk	39	9	30
B.	Performing loans		22,259	11	22,248

Total loans to banks			22,305	27	22,278

        Non-performing loans include unsecured loans to residents of nations exposed to country risk, held in portfolio by the Parent Bank, for a gross exposure of € 4 million, written down in full.

(Bank of Italy instructions dated 12/17/98)

As of December 31, 2002			Gross exposure	Total adjustments	Net Exposure
			(€/mil)
A.	Doubtful loans		77	25	52
	A.1	Non-performing loans	11	10	1
	A.2	Problem loans	—	—	—
	A.3	Loans currently being restructured	—	—	—
	A.4	Restructured loans	—	—	—
	A.5	Unsecured loans exposed to country risk	66	15	51
B.	Performing loans		21,959	11	21,948

Total loans to banks			22,036	36	22,000

        As of December 31, 2002, non-performing loans include unsecured loans to residents of nations exposed to country risk, held in portfolio by the Parent Bank, for a gross exposure of € 9 million, written down by € 8 million.

Non-performing loans (table 1.4 B.I.)

	12/31/03	12/31/02
	(€/mil)
Non-performing loans (net amount, including default interest)	1,171	1,335

Movements in doubtful loans to customers

        Movements in gross doubtful loans to customers during 2003 were as follows:

(Bank of Italy instructions dated 12/17/98)

Description/Categories			Non- performing loans	Problem loans	Loans being restructured	Restructured loans	Unsecured loans exposed to country risk
			(€/mil)
A	Gross value as of January 1, 2003		4,294	1,767	35	268	83
	A.1	including: for default interest	641	88	—	—	—

B	Increases		1,334	1,778	37	69	—
	B.1	inflows from performing loans	464	1,387	—	17
	B.2	default interest	109	36	1	—	—
	B.3	transfers from other categories of doubtful loans	554	97	28	37	—
	B.4	other increases	207	258	8	15	—

C	Decreases		1,264	1,724	48	144	52
	C.1	outflows to performing loans	23	323	—	38	27
	C.2	write-offs	302	137	—	5	2
	C.3	collections	462	674	11	34	21
	C.4	disposals	81	1	—	1	—
	C.5	transfers to other categories of doubtful loans	64	558	29	65	—
	C.6	other decreases	332	31	8	1	2

D	Gross value as of December 31, 2003		4,364	1,821	24	193	31
	D.1	including: for default interest	789	93	1	1	—

        "Other increases" include the balance of € 43 million (composed of € 26 million for non-performing loans and € 17 million for problem loans) relating to Cassa dei Risparmi di Forlì and to Inter-Europa Bank, which were included in the consolidation area during the year.

        "Other decreases" include the balance of € 245 million (composed of € 244 million for non-performing loans and 1 €million for loans exposed to country risk) relating to the deconsolidation of Banque Sanpaolo and its subsidiaries Sanpaolo Bail and Sanpaolo Mur, as well as Finconsumo Banca and its subsidiary FC Factor, which were not included in the consolidation area during the year.

        "Disposal" relate to the sale of loans completed by subsidiaries for a total sale price of € 83 million, of which € 81 million refer to non-performing loans, € 1 million to problem loans and € 1 million to restructured loans. Those loans were carried in the financial statements for a total gross value of € 241 million (of which € 150 million for non-performing loans, € 90 million for problem loans and € 1 million for restructured loans) and for a total net value of € 90 million (of which € 88 million for non-performing loans, € 1 million for problem loans and € 1 million for restructured loans).

        Movements in gross doubtful loans to customers during 2002 were as follows:

(Bank of Italy instructions dated 12/17/98)

Description/Categories			Non- performing loans	Problem loans	Loans being restructured	Restructured loans	Unsecured loans exposed to country risk
			(€/mil)
A	Gross value as of January 1, 2002		3,069	1,090	66	121	45
	A.1	including: for default interest	547	38	—	—	—

B	Increases		2,069	2,047	54	196	55
	B.1	inflows from performing loans	205	1,180	15	8	16
	B.2	default interest	133	34	—	—	—
	B.3	transfers from other categories of doubtful loans	446	99	33	40	—
	B.4	other increases	1,285	734	6	148	39

C	Decreases		844	1,370	85	49	17
	C.1	outflows to performing loans	14	210	—	6	9
	C.2	write-offs	303	68	—	5	—
	C.3	collections	415	585	8	24	5
	C.4	disposals	41	0	—	—	—
	C.5	transfers to other categories of doubtful loans	37	492	76	13	—
	C.6	other decreases	34	15	1	1	3

D	Gross value as of December 31, 2002		4,294	1,767	35	268	83
	D.1	including: for default interest	641	88	—	—	—

        "Other increases" include a € 1,771 million balance as of 1/1/2002 for the former Cardine Group, of which € 1,078 million for non-performing loans, € 549 million for problem loans, € 1 million for loans being restructured, € 140 million for restructured loans and € 3 million for unsecured loans to risk countries.

Movements in gross doubtful amounts due from banks

        Movements in gross doubtful amounts due from banks during 2003 were as follows:

(Bank of Italy instructions dated 12/17/98)

Description/Categories			Non- performing loans	Problem loans	Loans being restructured	Restructured loans	Unsecured loans exposed to country risk
			(€/mil)
A	Gross value as of January 1, 2003		11	—	—	—	66
	A.1	including: for default interest	1	—	—	—	—

B	Increases		1	2	—	—	2
	B.1	inflows from performing loans	—	—	—	—	—
	B.2	default interest	—	—	—	—	—
	B.3	transfers from other categories of doubtful loans	—	1	—	—	2
	B.4	other increases	1	1	—	—	—

C	Decreases		6	1	—	—	29
	C.1	outflows to performing loans	—	—	—	—	—
	C.2	write-offs					—
	C.3	collections	1	—	—	—	26
	C.4	disposals	—	—	—	—	—
	C.5	transfers to other categories of doubtful loans	3	—	—	—	—
	C.6	other decreases	2	1	—	—	3

D	Gross value as of December 31, 2003		6	1	—	—	39
	D.1	including: for default interest	—	—	—	—	1

        "Other decreases" in loans exposed to country risk include € 2 million relating to the deconsolidation of Banque Sanpaolo and its subsidiaries Sanpaolo Bail and Sanpaolo Mur, which were not included in the consolidation area during the year.

        Movements in gross doubtful amounts due from banks during 2002 were as follows:

(Bank of Italy instructions dated 12/17/98)

Description/Categories			Non- performing loans	Problem loans	Loans being restructured	Restructured loans	Unsecured loans exposed to country risk
			(€/mil)
A	Gross value as of January 1, 2002		11	—	—	—	75
	A.1	including: for default interest	1	—	—	—	—
B	Increases		1	—	—	—	20
	B.1	inflows from performing loans	—	—	—	—	—
	B.2	default interest	—	—	—	—	—
	B.3	transfers from other categories of doubtful loans	—	—	—	—	—
	B.4	other increases	1	—	—	—	20
C	Decreases		1	—	—	—	29
	C.1	outflows to performing loans	—	—	—	—	—
	C.2	write-offs	—	—	—	—	—
	C.3	collections	—	—	—	—	29
	C.4	disposals	—	—	—	—	—
	C.5	transfers to other categories of doubtful loans	—	—	—	—	—
	C.6	other decreases	1	—	—	—	—
D	Gross value as of December 31,2002		11	—	—	—	66
	D.1	including: for default interest	1	—	—	—	—

Movements during the years in adjustments made to loans granted to customers

        Movements during 2003 in adjustments made to loans granted to customers were as follows:

(Bank of Italy instructions dated 12/17/98)

Description/Categories			Non- performing loans	Problem loans	Loans being restructured	Restructured loans	Unsecured loans exposed to country risk	Performing loans
			(€/mil)
A	Total adjustments as of January 1, 2003		2,960	565	4	54	24	993
	A.1	including: for default interest	641	88	—	—	—	24

B	Increases		970	477	7	15	—	264
	B.1	adjustments	670	347	3	10	—	238
		B.1.1 including: for default interest	109	36	1	—	—	10
	B.2	use of reserves for possible loan losses	1	—	—	—	—	—
	B.3	transfers from other categories of doubtful loans	230	121	3	4	—	11
	B.4	other increases	69	9	1	1	—	15

C	Decreases		737	397	8	27	15	246
	C.1	writeback from valuations	72	33	1	5	5	26
		C.1.1 including: for default interest	—	—	—	—	—	—
	C.2	writebacks of collections	123	52	—	2	—	25
		C.2.1 including: for default interest	28	10	—	—	—	4
	C.3	write-offs	302	137	—	5	2	9
	C.4	transfers to other categories of doubtful loans	36	164	6	14	5	144
	C.5	other decreases	204	11	1	1	3	42

D	Total adjustments as of December 31, 2003		3,193	645	3	42	9	1,011
	D.1	including: for default interest	789	93	1	1	—	19

        "Other increases" include the balance of € 24 million (composed of € 16 million for non-performing loans, € 4 million for problem loans and € 4 million for performing loans) relating to Cassa dei Risparmi di Forlì and to Inter-Europa Bank, which were included in the consolidation area during the year.

        "Other decreases" include the balance of € 179 million (composed of € 150 million for non-performing loans and € 29 million for performing loans) relating to the deconsolidation of Banque Sanpaolo and its subsidiaries Sanpaolo Bail and Sanpaolo Mur, as well as Finconsumo Banca and its subsidiary FC Factor, which were not included in the consolidation area during the year.

        Total adjustments as of December 31, 2003 include € 221 million relating to the Group policy for discounting doubtful loans. More specifically, writedowns for discounting purposes total € 151 million on non-performing loans, € 63 million on problem loans and € 7 million on restructured loans and loans being restructured.

        With reference to the more recent situations of default by important industrial groups, the outstanding amounts of loans given to Parmalat Group classified as non-performing loans totaled € 33 million, after a writedown of € 273 million, corresponding to approximately 90% of the gross exposure. The Cirio group loans (gross exposure of € 25 million) have also been classified as non-performing and loans are written-down almost in full.

        Movements during 2002 in adjustments made to loans granted to customers were as follows:

(Bank of Italy instructions dated 12/17/98)

Description/Categories			Non- performing loans	Problem loans	Loans being restructured	Restructured loans	Unsecured loans exposed to country risk	Performing loans
			(€/mil)
A	Total adjustments as of January 1, 2002		2,139	293	21	35	13	733
	A.1	including: for default interest	547	38	—	—	—	8

B	Increases		1,328	553	7	38	16	442
	B.1	adjustments	463	254	3	8	7	251
		B.1.1 including: for default interest	133	34	—	—	—	17
	B.2	use of reserves for possible loan losses	3	28	—	—	—	6
	B.3	transfers from other categories of doubtful loans	192	108	4	4	3	6
	B.4	other increases	670	163	—	26	6	179

C	Decreases		507	281	24	19	5	182
	C.1	writeback from valuations	54	24	1	8	2	8
		C.1.1 including: for default interest	1	1	—	—	—	—
	C.2	writebacks of collections	103	50	1	1	—	11
		C.2.1 including: for default interest	37	9	—	—	—	5
	C.3	write-offs	303	68	—	5	—	27
	C.4	transfers to other categories of doubtful loans	26	134	22	4	—	131
	C.5	other decreases	21	5	—	1	3	5

D	Total adjustments as of December 31, 2002		2,960	565	4	54	24	993
	D.1	including: for default interest	641	88	—	—	—	24

        "Other increases" include € 970 million as of 1/1/2002 for the former Cardine Group, of which € 611 million for non-performing loans, € 161 million for problem loans, € 25 million for restructured loans, € 1 million for unsecured loans to risk countries and € 172 million for performing loans.

        As of December 31, 2002 total adjustments include € 272 million (with € 74 million attributable to the former Cardine Group) relating to the Group policy for discounting doubtful loans. More specifically, writedowns for discounting purposes total € 197 million on non-performing loans, € 60 million on problem loans and € 15 million on restructured loans and loans being restructured.

        Performing loans to customers include a specific writedown of € 9 million booked by the Parent Bank to watchlist positions for a gross exposure of € 201 million.

Movements during the years in adjustments made to loans granted to banks

        Movements during 2003 in adjustments made to loans granted to banks were as follows:

(Bank of Italy instructions dated 12/17/98)

Description/Categories			Non- performing loans	Problem loans	Loans being restructured	Restructured loans	Unsecured loans exposed to country risk	Performing loans
			(€/mil)
A	Total adjustments as of January 1, 2003		10	—	—	—	15	11
	A.1	including: for default interest	1	—	—	—	—

B	Increases		1	2	—	—	2
	B.1	adjustments			—	—	—	—
		B.1.1 including: for default interest	—	—	—	—	—	—
	B.2	use of reserves for possible loan losses	—	—	—	—	—	—
	B.3	transfers from other categories of doubtful loans	—	1	—	—	—	—
	B.4	other increases	1	1	—	—	2	—

C	Decreases		5	1	—	—	8
	C.1	writeback from valuations		—	—	—	7
		C.1.1 including: for default interest	—	—	—	—	—	—
	C.2	writebacks of collections	1	—	—	—	—	—
		C.2.1 including: for default interest	—	—	—	—	—	—
	C.3	write-offs	—	—	—	—	—	—
	C.4	transfers to other categories of doubtful loans	1	—	—	—	—	—
	C.5	other decreases	3	1	—	—	1

D	Total adjustments as of December 31, 2003		6	1	—	—	9	11
	D.1	including: for default interest	—	—	—	—	1	—

        "Other decreases" in loans exposed to country risk include € 1 million relating to the deconsolidation of Banque Sanpaolo and its subsidiaries Sanpaolo Bail and Sanpaolo Mur, which were not included in the consolidation area during the year.

        Movements during 2002 in adjustments made to loans granted to banks were as follows:

(Bank of Italy instructions dated 12/17/98)

Description/Categories			Non- performing loans	Problem loans	Loans being restructured	Restructured loans	Unsecured loans exposed to country risk	Performing loans
			(€/mil)
A	Total adjustments as of January 1, 2002		10	—	—	—	18	9
	A.1	including: for default interest	1	—	—	—	—	—

B	Increases		1	—	—	—	2	2
	B.1	adjustments	—	—	—	—		1
		B.1.1 including: for default interest	—	—	—	—	—	—
	B.2	use of reserves for possible loan losses	—	—	—	—	—	—
	B.3	transfers from other categories of doubtful loans	—	—	—	—	—	—
	B.4	other increases	1	—	—	—	2	1

C	Decreases		1	—	—	—	5	—
	C.1	writeback from valuations	—	—	—	—	—
		C.1.1 including: for default interest	—	—	—	—	—	—
	C.2	writebacks of collections	—	—	—	—	1	—
		C.2.1 including: for default interest	—	—	—	—	—	—
	C.3	write-offs		—	—	—	—	—
	C.4	transfers to other categories of doubtful loans	—	—	—	—	—	—
	C.5	other decreases	1	—	—	—	4	—

D	Total adjustments as of December 31, 2002		10	—	—	—	15	11
	D.1	including: for default interest	1	—	—	—	—	—

        Loans to customers and banks resident in nations exposed to country risk are analyzed below for the years ended December 31, 2003 and 2002:

	Gross exposure as of 12/31/03
		including: unsecured
Country	Total (book value)	book value	weighted value
	(€/mil)
Brazil	62	38	38
Venezuela	11	10	10
Russian Federation	261	5	5
Argentina	73	4	3
Algeria	17	2	2
Angola	12	2	2
Serbia & Montenegro	4	2	2
Peru	2	2	2
Philippines	9	2	1
Costa Rica	2	2	—
Lebanon	19	—	—
Pakistan	12	—	—
Others	15	1	—

Total gross exposure	499	70	65
Total adjustments	18	18

Net exposures as of 12/31/03	481	52

        For the purposes of these notes, the countries considered are those listed by the Italian Banking Association, for which, in the absence of specific guarantees, general adjustments have been made.

        Adjustments to unsecured loans exposed to country risk have been made by applying the weighting criteria and the writedown percentages agreed industry-wide by the Italian Bankers' Association, as mentioned above. Such writedowns are made to cover all of the losses that might arise from those events that are typical to "country risk".

        Secured loans, amounting to € 429 million (€ 754 million as of December 31, 2002), are mainly insured by SACE (the Italian export credit agency) or equivalent entities and by guarantees from banking operators in the OECD (Organization for Economic Co-operation and Development) area. In addition, they comprise loans of € 92 million (€ 158 million as of December 31, 2002) granted by the Parent Bank to a major customer resident in Russia, that are guaranteed by receivables deriving from supply contracts with leading West European companies. This collateral is deemed adequate to cover the credit risk. In compliance with Bank of Italy regulations, these loans are included in the calculation of country risk, which is deducted from the Bank's capital for supervisory purposes.

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

Other information relating to loans

        Information regarding the distribution of loans, by category of borrower, business sector, geographical area, currency and liquidity, is provided in Note 21 on page F-133.

(12) Securities

        Securities owned by the Group are analyzed as follows:

	12/31/03	12/31/02
	(€/mil)
Treasury bills and similar bills eligible for refinancing with central banks (caption 20)	3,923	3,143
Bonds and other debt securities (caption 50)	18,588	16,822
Shares, quotas and other equities (caption 60)	2,747	2,595

Total	25,258	22,560

        "Treasury bills and similar bills eligible for refinancing with central banks" represent securities which may be used for refinancing purposes on condition that they are not subject to restrictions deriving from other transactions.

Investment securities

        Securities recorded in the consolidated financial statements include those which will be held long term by Group companies and declared as such in their financial statements. The investment securities portfolio is analyzed as follows:

Investment securities (table 2.1 B.I)

			12/31/03		12/31/02
			Book value	Fair value	Book value	Fair value
1.	Debt securities
	1.1	Government securities
		—quoted	2,153	2,216	1,193	1,273
		—unquoted	—	—	—	—
	1.2	other securities
		—quoted	139	143	731	749
		—unquoted	585	599	965	980
2.	Equity securities
		—quoted	—	—	—	—
		—unquoted	58	58	8	8

Total			2,935	3,016	2,897	3,010

        As of December 31, 2003, the difference between the market value and the book value for the Parent Bank and some subsidiaries is an unrealized gain of € 1 million on securities not covered by derivative contracts and € 80 million on hedged securities. The evaluation of related derivative contracts reveals potential losses for € 62 million (including € 30 million for operations entered into with Group companies operating on financial markets within their brokerage activity).

        "Other securities", quoted and unquoted (€ 724 million), mainly include securities held by the Parent Bank for € 451 million and by foreign subsidiaries for € 152 million. These securities also include investments made during the year by Banca Fideuram S.p.A. in insurance policies issued by Fideuram Vita related to a deferred compensation scheme (€ 119 million).

        In more detail, the aforementioned € 724 million refer to investments in securities in foreign Governments and public organizations amounting to € 111 million and other investments in securities amounting to € 613 million. Mainly include, in addition to the aforementioned insurance policies (€ 119 million), securities issued by leading companies in the European Union and in other industrialized countries (€ 442 million), particularly the United States and Singapore, as well as International Organizations (€ 72 million).

        "Equities" only comprise units in mutual funds mainly included in the investment portfolios of Sanpaolo IMI Private Equity Group.

        As of December 31, 2002 the comparison between the market value and book value revealed net unrealized gains, for the Parent Bank and some subsidiaries, for € 24 million on securities not covered by derivatives contracts and for € 89 million on hedged securities. The evaluation of related derivative contracts revealed potential losses for € 94 million (including € 18 million for operations entered into with Group companies operating on financial markets within their brokerage activity).

        "Other securities", quoted and unquoted, mainly included securities held by the Parent Bank for € 1,043 million and by foreign subsidiaries for € 630 million. In particular, investments in securities in foreign Governments and public organizations amounted to € 344 million, while other investments, amounting to € 1,352 million were composed mainly of securities issued by leading companies in the European Union (€ 833 million).

        "Equities" entirely comprised units in mutual funds included in the investment portfolios of the subsidiaries Sanpaolo IMI Private Equity S.p.A. and Cardine Finance P.L.C..

        The following table shows changes in investment securities during 2003:

Changes in investments securities during the year (table 2.2 B.I.)

			(€/mil)
A.	Opening balance as of January 1, 2003		2,897

B.	Increases		1,464
	B1.	purchases	1,383
	B2.	writebacks	2
	B3.	transfers from dealing portfolio	3
	B4.	other changes	76

C.	Decreases		1,426
	C1.	sales	510
	C2.	redemptions	177
	C3.	adjustments	8
		including:
		long-term writedowns	7
	C4.	transfers to dealing portfolio	80
	C5.	other changes	651

D.	Closing balance as of December 31, 2003		2,935

        "Transfers from dealing portfolio" at subcaption B3 refer to transfers by a foreign subsidiary.

        Subcaption B4. "Increases—other changes" includes € 25 million which refers to the effect of the consolidation of the Inter-Europa Bank Group and the Eptaconsors Group (included in the consolidation area during the year), € 14 million exchange gains on securities denominated in foreign currency and € 19 million gains from dealings.

        Subcaption C5. "Decreases—other changes" includes € 531 million which refers to the effect of the deconsolidation of Banque Sanpaolo and Finconsumo Banca (excluded from the consolidation area during the year), € 91 million exchange losses on securities denominated in foreign currency and € 6 million losses from dealings.

        In addition, subcaptions B4 and C5 also include accrued issue and dealing discounts.

        Disposals, mainly made by the Parent Bank in the context of the redefinition of investment portfolio following the merger operations concluded in 2002 (€ 399 million), led to the recording of net extraordinary income of € 13 million.

        The "adjustments in value" at subcaption C3., of € 8 million, refer mainly to losses in value of a long-term nature (€ 7 million). The writedowns recorded were mainly calculated on the negative trend in the conditions of solvency of borrowers in relation to securities or collaterals. When determining the adjustments, the prices agreed for the securities disposed of at the beginning of 2004 were considered, as well as the prices supplied by the arrangers for the issues remaining in portfolio.

        Subcaption C4. "Transfers to dealing portfolio" refers to transfers made by the Parent Bank and by a foreign subsidiary in connection with changes to the local regulatory framework.

        The positive net differences between reimbursements and book values (issue and dealing discounts) totaled € 4 million and have been booked to the statement of income on the basis of the accruals principle. More specifically, the Parent Bank and other foreign subsidiaries show positive differences for, respectively, € 3 million and € 1 million.

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

        Subcaption C1. "Sales" includes € 277 million sales carried out by the Parent Bank on the basis of resolutions passed by the Board of Directors of the Bank and € 187 million for other sales made by certain subsidiary companies in relation to the redefinition of business.

        The "adjustments" of € 22 million reported in subcaption C3. reflect any permanent losses in value for € 18 million (subsection 2 of art. 18 Decree 87/92), with the remainder of the adjustments made to reflect market value (subsection 1 of art. 18 Decree 87/92). Negative adjustments of a permanent nature have been determined according to the deterioration in liquidity of borrowers in connection with securities or collaterals. When determining the adjustments, the prices supplied by the arrangers of the issues were also prudently considered.

        Subcaption C4. "transfer to dealing portfolio" refers to transfers made by the Parent Bank.

        The positive net differences between reimbursements and book values (issue and dealing discounts) totaled € 55 million and have been booked in the statement of income on accruals basis. More specifically, the Parent Bank has a positive difference of € 59 million and other foreign subsidiaries have a negative difference of € 4 million.

        It should be noted that movements in the investment portfolio are carried out by Group companies on the basis of resolutions passed by the Board of Directors and within the limits set by them.

Dealing securities

        These securities, held for treasury and dealing purposes, comprise:

Dealing securities (table 2.3 B.I.)

			12/31/03		12/31/02
			Book value	Fair value	Book value	Fair value
			(€/mil)
1.	Debt securities
	1.1	Government securities
		—quoted	9,600	9,600	7,248	7,248
		—unquoted	40	40	43	43
	1.2	other securities
		—quoted	3,407	3,409	4,234	4,236
		—unquoted	6,587	6,608	5,551	5,575
2.	Equities
		—quoted	2,443	2,448	2,426	2,429
		—unquoted	246	246	161	162

Total			22,323	22,351	19,663	19,693

        As of December 31, 2003 in the reclassified consolidated financial statements, the dealing securities portfolio also includes € 34 million in SANPAOLO IMI S.p.A. shares in the portfolio of the Parent Bank. As of December 31, 2002 the dealing securities included € 31 million in SANPAOLO IMI S.p.A. shares in the portfolio of some subsidiaries.

        Gains shown in the table for other quoted debt securities and other quoted equities refer to values quoted on small East European markets characterized by limited liquidity. These gains are not reflected in the statement of income.

        The following table shows changes in dealing securities during 2003:

Changes in dealing securities during the year (table 2.4 B.I.)

			(€/mil)
A.	Opening balance as of January 1, 2003		19,663

B.	Increases		411,477
	B1.	purchases	409,264
	—	debt securities	376,499
		Italian Government securities	259,441
		other securities	117,058
	—	equities	32,765
	B2.	writebacks and revaluations	143
	B3.	transfers from investment portfolio	259
	B4.	other changes	1,811

C.	Decreases		408,817
	C1.	sales and redemptions	405,490
	—	debt securities	372,678
		Italian Government securities	256,724
		other securities	115,954
	—	equities	32,812
	C2.	adjustments	89
	C3.	transfers to investment portfolio	3
	C5.	other changes	3,235

D.	Closing balance as of December 31, 2003		22,323

        Subcaption B4. "Increases—other changes" includes € 171 million which refers to the effect of the consolidation of the Eptaconsors Group, the Inter-Europa Bank Group and Cassa dei Risparmi di Forlì (included in the consolidation area during the year).

        Subcaption C5. "Decreases—other changes" includes € 202 million which refers to the effect of the deconsolidation of Banque Sanpaolo Group (excluded from the consolidation area during the year).

        "Transfers from dealing portfolio" include € 179 million of equities reclassified from the investment portfolio in respect of their intended disposal.

        The following table shows changes in dealing securities during 2002:

Changes in dealing securities during the year (table 2.4 B.I.)

			(€/mil)
A.	Opening balance as of January 1, 2002		18,809

B.	Increases		467,616
	B1.	purchases	459,007
	—	debt securities	416,561
		Italian Government securities	257,501
		other securities	159,060
	—	equities	42,446
	B2.	writebacks and revaluations	187
	B3.	transfers from investment portfolio	432
	B4.	other changes	7,990

C.	Decreases		466,762
	C1.	sales and redemptions	463,760
	—	debt securities	422,616
		Italian Government securities	263,639
		other securities	158,977
	—	equities	41,144
	C2.	adjustments	180
	C3.	transfers to investment portfolio	7
	C5.	other changes	2,815

D.	Closing balance as of December 31, 2002		19,663

        Subcaption B4. "Increases—other changes" includes € 5,738 million for the balance relating to the former Cardine Group and Banka Koper as of 1/1/2002.

Other information relating to securities

        The composition of the securities portfolio is analyzed by geographical area, currency and liquidity in Note 21 on page F-133.

(13) Investments

        Equity investments, reported in asset captions 70 and 80 of the balance sheet, are analyzed as follows:

	12/31/03	12/31/02
	(€/mil)
Equity investments (caption 70)	3,442	3,224
Investments in Group companies (caption 80)	1,130	840

Total	4,572	4,064

—significant investments carried at equity (table 3.1 B.I.)	1,775	1,266
—other investments carried at cost	2,797	2,798

Significant investments

        Significant investments held by the Group, being those in subsidiary companies or in companies subject to significant influence, as defined in articles 4 and 19 of Decree 87/92, are indicated in the tables below:

Significant investments (Table 3.1 B.I.) as of December 31, 2003

						Ownership		Voting rights at shareholders' meeting %
Name		Registered offices	Type of relationship (*)	Shareholders' equity (**)	Income/ Loss (**)				Consolidated book values
						Held by	%
				(€/mil)	(€/mil)				(€/mil)
A.	Companies consolidated on a line by line and proportional basis
	SANPAOLOIMI S.p.A. (Parent Bank)	Turin		10,346	824	—	—	—	—
A1	Companies consolidated on a line by line basis
1	Alcedo S.r.l.	Padua	1	—	—	Sanpaolo IMI Private Equity	100.00	100.00	XXX
2	Banca Comerciala Sanpaolo IMI Bank Romania S.A. (former West Bank S.A.)	Romania	1	7	(3)	Sanpaolo IMI	97.86	97.86	XXX	(A)
3	Banca Fideuram S.p.A.	Rome	1	950	168	Sanpaolo IMI	64.10	64.10	XXX
						Invesp	9.28	9.28	XXX

							73.38	73.38		(B)
4	Bancad' Intermediazione Mobiliare IMI S.p.A. (Banca IMI)	Milan	1	406	59	Sanpaolo IMI	100.00	100.00	XXX
5	Banca IMI Securities Corp.	United States	1	159	3	IMI Capital Market USA	100.00	100.00	XXX
6	Banca OPI S.p.A.	Rome	1	694	40	Sanpaolo IMI	100.00	100.00	XXX	(C)

7	Banca Popolaredell' Adriatico S.p.A.	Teramo	1	231	2	Sanpaolo IMI	100.00	100.00	XXX	(D)
8	Banque Privée Fideuram Wargny S.A.	France	1	48	(21)	Financiere Fideuram	99.86	99.86	XXX
9	Cassadi Risparmiodi Padovae Rovigo S.p.A.	Padua	1	806	99	Sanpaolo IMI	100.00	100.00	XXX	(E)
10	Cassadi Risparmiodi Venezia S.p.A.	Venice	1	308	43	Sanpaolo IMI	100.00	100.00	XXX
11	Cassadi Risparmioin Bologna S.p.A.	Bologna	1	627	49	Sanpaolo IMI	100.00	100.00	XXX
12	Epta Global Investment Ltd	Ireland	1	1	2	Invesp	100.00	100.00	XXX	(F)
13	Eptafund S.G.R. p.A.	Milan	1	26	10	Invesp	100.00	100.00	XXX	(F)
14	Europool Befektetesi Alapkezelo Rt.	Hungary	1	1	—	Inter-Europa Consulting	46.00	46.00	XXX
						Inter-EuropaBank	5.00	5.00	XXX

							51.00	51.00		(G)
15	Farbanca S.p.A.	Bologna	4	11	—	Sanpaolo IMI	15.00	15.00	XXX
16	Fideuram Asset Management (Ireland) Ltd	Ireland	1	141	137	Banca Fideuram	100.00	100.00	XXX
17	Fideuram Bank S.A.	Luxembourg	1	35	6	Banca Fideuram	99.99	99.99	XXX
						Fideuram Vita	0.01	0.01	XXX

							100.00	100.00
18	Fideuram Bank (Suisse) A.G.	Switzerland	1	21	1	Fideuram Bank	99.95	99.95	XXX
19	Fideuram Fiduciaria S.p.A.	Rome	1	2	—	Banca Fideuram	100.00	100.00	XXX
20	Fideuram Gestions S.A.	Luxembourg	1	16	1	Banca Fideuram	99.94	99.94	XXX
						Fideuram Vita	0.06	0.06	XXX

							100.00	100.00
21	Fideuram Investimenti S.G.R. S.p.A. (former Fideuram Fondi S.p.A.)	Rome	1	35	8	Banca Fideuram	99.50	99.50	XXX	(H)
22	Fideuram Wargny Active Broker S.A.	France	1	15	—	Banque Privée Fideuram Wargny	99.99	99.99	XXX

23	Fideuram Wargny Gestion S.A.	France	1	4	—	Banque Privée Fideuram Wargny	99.89	99.89	XXX
24	Fideuram Wargny Gestion S.A.M.	Principality of Monaco	1	5	—	Banque Privée Fideuram Wargny	99.96	99.96	XXX
25	Fin. OPI S.p.A.	Turin	1	237	5	Banca OPI	100.00	100.00	XXX
26	Financière Fideuram S.A.	France	1	28	—	Banca Fideuram	94.95	94.95	XXX
27	Finemiro Banca S.p.A.	Bologna	1	132	18	Sanpaolo IMI	96.68	96.68	XXX
						Cariforlì	0.28	0.28	XXX

							96.96	96.96
28	Finemiro Leasing S.p.A.	Bologna	1	51	14	Finemiro Banca	100.00	100.00	XXX	(C)
29	Friulcassa S.p.A.	Gorizia	1	241	22	Sanpaolo IMI	100.00	100.00	XXX	(I)
30	GESTLine S.p.A. (former Esaban S.p.A.)	Naples	1	57	40	Sanpaolo IMI	100.00	100.00	XXX	(J)
31	IDEAS. A.	Luxembourg	1	—	—	IMI Bank (Lux)	99.17	99.17	XXX
						Sanpaolo IMI International	0.83	0.83	XXX

							100.00	100.00
32	IE-New York Broker Rt	Hungary	1	4	1	Inter-Europa Consulting	90.00	90.00	XXX
						Inter-Europa Bank	10.00	10.00	XXX

							100.00	100.00		(G)
33	IMI Bank (Lux) S.A.	Luxembourg	1	77	1	Banca IMI	99.99	99.99	XXX
						IMI Investments	0.01	0.01	XXX

							100.00	100.00
34	IMI Capital Markets USA Corp.	United States	1	127	—	IMI Investments	100.00	100.00	XXX
35	IMI Finance Luxembourg S.A.	Luxembourg	1	7	9	IMI Investments	100.00	100.00	XXX
36	IMI Investimenti S.p.A.	Turin	1	973	(58)	Sanpaolo IMI	100.00	100.00	XXX
37	IMI Investments S.A.	Luxembourg	1	272	(4)	Banca IMI	99.99	99.99	XXX
						Banca IMI Securities	0.01	0.01	XXX

							100.00	100.00
38	IMI Real Estate S.A.	Luxembourg	1	4	—	IMI Bank (Lux)	99.99	99.99	XXX
						Sanpaolo IMI International	0.01	0.01	XXX

							100.00	100.00

39	Inter-Europa Bank Rt	Hungary	1	46	5	Sanpaolo IMI Internazionale	85.87	85.87	XXX	(K)
40	Inter-Europa Beruhazo Kft	Hungary	1	11	—	Inter-Europa Bank	100.00	100.00	XXX	(G)
41	Inter-Europa Consulting Kft	Hungary	1	4	—	Inter-Europa Fejlesztesi	51.00	51.00	XXX
						Inter-Europa Szolgaltato	49.00	49.00	XXX

							100.00	100.00		(G)
42	Inter-Europa Fejlesztesi Kft	Hungary	1	9	—	Inter-Europa Bank	100.00	100.00	XXX	(G)
43	Inter-Europa Szolgaltato Kft	Hungary	1	7	—	Inter-Europa Bank	100.00	100.00	XXX	(G)
44	Inter-Invest Risk Management Vagyonkezelo Rt	Hungary	1	1	—	Inter-Europa Bank	48.00	48.00	XXX
						Inter-Europa Consulting	48.00	48.00	XXX
						Inter-Europa Szolgaltato	4.00	4.00	XXX

							100.00	100.00		(G)
45	Invesp S.p.A.	Turin	1	409	43	Sanpaolo IMI	100.00	100.00	XXX	(L)
46	Lackenstar Ltd	Ireland	1	—	—	Sanpaolo IMI Bank Ireland	100.00	100.00	XXX
47	LDV Holding B.V.	Netherlands	1	139	7	Sanpaolo IMI Private Equity	100.00	100.00	XXX
48	NHS Investments S.A.	Luxembourg	1	56	(76)	IMI Investimenti	99.99	99.99	XXX
						LDV Holding	0.01	0.01	XXX

							100.00	100.00
49	NHS Mezzogiorno S.G.R. S.p.A. (subsequently Sanpaolo IMI Investimenti per lo Sviluppo SGR S.p.A.)	Naples	1	2	—	Sanpaolo IMI Private Equity	100.00	100.00	XXX	(M)
50	Prospettive 2001 S.p.A.	Turin	1	54	4	Sanpaolo IMI	100.00	100.00	XXX
51	Sanpaolo Bancodi Napoli S.p.A.	Naples	1	1,225	28	Sanpaolo IMI	100.00	100.00	XXX	(N)
52	Sanpaolo Bank (Austria) A.G.	Austria	1	16	1	Sanpaolo Bank	100.00	100.00	XXX
53	Sanpaolo Bank S.A.	Luxembourg	1	201	47	Sanpaolo IMI	50.00	50.00	XXX	(O)
						Sanpaolo IMI WM	50.00	50.00	XXX

							100.00	100.00
54	Sanpaolo Bank (Suisse) S.A.	Switzerland	1	17	(5)	Sanpaolo Bank	99.98	99.98	XXX
55	Sanpaolo Fiduciaria S.p.A.	Milan	1	6	2	Sanpaolo IMI	100.00	100.00	XXX	(P)
56	Sanpaolo IMI Alternative Investments S.G.R. S.p.A.	Milan	1	5	(1)	Sanpaolo IMI WM	100.00	100.00	XXX
57	Sanpaolo IMI Asset Management S.G.R.	Turin	1	38	9	Sanpaolo IMI WM	100.00	100.00	XXX
58	Sanpaolo IMI Bank (International) S.A.	Madeira	1	181	5	Sanpaolo IMI	69.01	69.01	XXX
						Sanpaolo IMI International	30.99	30.99	XXX

							100.00	100.00		(Q)
59	Sanpaolo IMI Bank Ireland Plc	Ireland	1	518	21	Sanpaolo IMI	100.00	100.00	XXX
60	Sanpaolo IMI Capital Company IL. l.c.	United States	1	50	—	Sanpaolo IMI	100.00	100.00	XXX
61	Sanpaolo IMI Fondi Chiusi S.G.R. S.p.A. (former Cardine Investimenti S.G.R. S.p.A.)	Bologna	1	1	—	Sanpaolo IMI Private Equity	100.00	100.00	XXX
62	Sanpaolo IMI Institutional Asset Management S.G.R. S.p.A.	Monza	1	22	2	Sanpaolo IMIWM	85.00	85.00	XXX
						Banca IMI	11.72	11.72	XXX
						IMI Bank (Lux)	3.28	3.28	XXX

							100.00	100.00
63	Sanpaolo IMI International S.A.	Luxembourg	1	966	156	Sanpaolo IMI	100.00	100.00	XXX
64	Sanpaolo IMI Internazionale S.p.A.	Padua	1	83	(4)	Sanpaolo IMI	100.00	100.00	XXX	(M)(R)
65	Sanpaolo IMI Private Equity S.p.A.	Bologna	1	238	4	Sanpaolo IMI	100.00	100.00	XXX

66	Sanpaolo IMI US Financial Co.	United States	1	—	—	Sanpaolo IMI	100.00	100.00	XXX
67	Sanpaolo IMI Wealth Management S.p.A.	Milan	1	698	102	Sanpaolo IMI	100.00	100.00	XXX
68	Sanpaolo IMI WM Luxembourg S.A.	Luxembourg	1	12	41	Sanpaolo IMI WM	100.00	100.00	XXX
69	Sanpaolo Invest Ireland Ltd	Ireland	1	6	6	Banca Fideuram	100.00	100.00	XXX	(S)
70	Sanpaolo Invest SIM S.p.A. (former Banca Sanpaolo Invest S.p.A.)	Rome	1	19	—	Banca Fideuram	100.00	100.00	XXX	(T)
71	Sanpaolo Leasint S.p.A.	Milan	1	109	17	Sanpaolo IMI	100.00	100.00	XXX	(C)
72	SEPS. p.A.	Turin	1	3	—	Sanpaolo IMI	100.00	100.00	XXX
73	Sogesmar S.A.	France	1	—	—	Banque Privée Fideuram Wargny	51.09	51.09	XXX
						Fideuram Wargny Gestion	48.19	48.19	XXX

							99.28	99.28
74	SP Immobiliere S.A.	Luxembourg	1	—	—	Sanpaolo Bank	99.99	99.99	XXX
						Sanpaolo IMI WM Luxembourg	0.01	0.01	XXX

							100.00	100.00
75	Sygman Szolgaltatoes Kereskedelmi Rt	Hungary	1	1	—	IE-New York Broker	100.00	100.00	XXX	(G)
76	TobukLtd	Ireland	1	—	—	Sanpaolo IMI Bank Ireland	100.00	100.00	XXX
77	Tushingham Ltd	Ireland	1	—	—	Sanpaolo IMI Bank Ireland	100.00	100.00	XXX

						Ownership
Name		Registered offices	Type of relationship (*)	Shareholders' equity (**)	Income/ Loss (**)			Voting rights at shareholders' meeting %	Consolidated book values
						Held by	%
				(€/mil)	(€/mil)				(€/mil)
A2	Companies consolidated with the proportional method
1	Banka Koper d.d.	Slovenia	7	143	18	Sanpaolo IMI	62.60	32.99	XXX
2	Cassadei Risparmi di Forlì S.p.A.	Forlì	7	224	21	Sanpaolo IMI	29.77	29.77	XXX	(U)
3	Centradia Group Ltd	United Kingdom	7	14	(7)	SanpaoloIMI	29.03	29.03	XXX
4	Centradia Ltd	United Kingdom	7	4	2	Centradia Group	100.00	100.00	XXX
5	Centradia Services Ltd	United Kingdom	7	6	(4)	Centradia Group	100.00	100.00	XXX

						Ownership
Name		Registered offices	Type of relationship (*)	Shareholders' equity (**)	Income/ Loss (**)			Voting rights at shareholders' meeting %	Consolidated book values
						Held by	%
				(€/mil)	(€/mil)				(€/mil)
B.	Investments carried at equity
B1	Investments carried at equity—subsidiaries(***)
1	3GMobile Investments S.A.	Belgium	1	22	(30)	IMI Investimenti	100.00	100.00	22
2	Bonec Ltd	Ireland	1	—	—	Sanpaolo IMI Bank Ireland	100.00	100.00	—
3	Cardine Financial Innovation S.p.A. (subsequently IMI Solutions S.p.A.)	Padua	1	—	—	Banca IMI	100.00	100.00	—	(V)
4	Cedar Street Securities Corp.	United States	1	—	—	Banca IMI Securities	100.00	100.00	—
5	Consorzio Studie Ricerche Fiscali	Rome	1	—	—	Sanpaolo IMI	55.00	55.00	—
						Banca Fideuram	10.00	10.00	—
						Banca IMI	5.00	5.00	—
						Banca OPI	5.00	5.00	—
						Fideuram Vita	5.00	5.00	—	(W)
						Sanpaolo Leasint	5.00	5.00	—
						Sanpaolo IMI Asset Management	5.00	5.00	—
						Sanpaolo IMI WM	5.00	5.00	—
						IMI Investimenti	2.50	2.50	—
						Sanpaolo IMI Private Equity	2.50	2.50	—

							100.00	100.00
6	Consumer Financial Services S.r.l	Bologna	1	2	—	Finemiro Banca	100.00	100.00	2	(X)
7	CSP Investimenti S.r.l	Turin	1	202	—	Sanpaolo IMI	100.00	100.00	162	(Y)
8	Emil Europe '92 S.r.l.	Bologna	1	4	—	Cassadi Risparmio Bologna	90.55	90.55	3
9	Fideuram Assicurazioni S.p.A.	Rome	1	9	1	Banca Fideuram	100.00	100.00	9
10	Fideuram Vita S.p.A.	Rome	1	440	35	Banca Fideuram	99.80	100.00	436
11	Immobiliare 21 S.r.l.	Milan	1	—	—	Invesp	100.00	100.00	—
12	Immobiliare Nettuno S.p.A.	Bologna	1	1	—	Cassadi Risparmio Bologna	100.00	100.00	1
13	NHS Luxembourg S.A.	Luxembourg	1	—	—	Sanpaolo IMI Private Equity	99.99	99.99	—
						LDV Holding	0.01	0.01	—

							100.00	100.00		(Z)
14	Noricum Vita S.p.A.	Turin	1	35	1	Sanpaolo Vita	57.85	57.85	—	(W)
						Sanpaolo IMI	42.15	42.15	15

							100.00	100.00	15	(AA)
15	Obiettivo Società di Gestione del Risparmio (S.G.R.) S.p.A.	Milan	1	2	(1)	Banca IMI	100.00	100.00	2
16	S.V.I.T. S.p.A.	Padua	1	1	—	Cassadi Risparmio Padovae Rovigo	57.45	57.45	—
17	Sanpaolo IMI Capital Partners Ltd	Guernsey	1	—	—	Sanpaolo IMI Private Equity	99.00	99.00	—
						Sanpaolo IMI Management	1.00	1.00	—	(W)

							100.00	100.00
18	Sanpaolo IMI Insurance Broker S.p.A. (former Poseidon Insurance Broker S.p.A.)	Bologna	1	3	1	Invesp	55.00	55.00	2
						Sanpaolo IMI	45.00	45.00	1

							100.00	100.00	3	(BB)
19	Sanpaolo IMI Management Ltd	United Kingdom	1	—	—	Sanpaolo IMI Private Equity	100.00	100.00	—
20	Sanpaolo Leasint G.M.B.H.	Austria	1	2	1	Sanpaolo Leasint	100.00	100.00	—
21	Sanpaolo Life Ltd	Ireland	1	103	22	Sanpaolo Vita	100.00	100.00	—	(W)
22	Sanpaolo Vita S.p.A.	Milan	1	461	96	Sanpaolo IMI WM	100.00	100.00	465	(CC)
23	Servizi S.r.l.	Bologna	1	1	1	Finemiro Banca	100.00	100.00	1
24	Studie Ricercheperil Mezzogiorno	Naples	1	—	—	Sanpaolo IMI	16.67	16.67	—
						Banca OPI	16.67	16.67	—

						NHS Mezzogiorno	16.67	16.67		—
						SanpaoloBancodiNapoli	16.66	16.66		—

							66.67	66.67			(X)
25	Tele Futuro S.r.l. (former Picus S.p.A. in liq.)	Milan	1	—	—	LDV Holding	99.13	99.13		—
						Sanpaolo IMI Private Equity	0.02	0.02		—

							99.15	99.15
26	Universo Servizi S.p.A.	Milan	1	18	—	Sanpaolo Vita	99.00	99.00		—	(W)
						Sanpaolo IMI WM	1.00	1.00		—

							100.00	100.00			(X)
27	Veneto Nanotech Scpa	Padua	1	—	—	Sanpaolo IMI	65.00	65.00		—	(DD)
28	W.D.W.S.A.	France	1	—	—	Banque Privèe Fideuram Wargny	99.72	99.72		—
29	West Trade Center S.A.	Romania	1	—	—	Sanpaolo IMI	100.00	100.00		—	(A)
30	BN Finrete S.p.A. (in liq.)	Naples	1	1	—	Sanpaolo IMI	99.00	99.00		1	(EE)
31	Cardine Finance Plc (in liq.)	Ireland	1	—	—	Sanpaolo IMI	99.97	99.97		—
						Cassadi Risparmio Padovae Rovigo	0.01	0.01		—
						Cassadi Risparmio Venezia	0.01	0.01		—
						Cassadi Risparmio Bologna	0.01	0.01		—

							100.00	100.00			(FF)
32	Cardine Suisse S.A. (in liq.)	Switzerland	1	1	—	Sanpaolo IMI	99.00	99.00		1	(EE)
33	Cariparo Ireland Plc (in liq.)	Ireland	1	—	—	Sanpaolo IMI	99.94	99.94		—
						Friulcassa	0.02	0.02		—
						Banca Popolare dell'Adriatico	0.01	0.01		—
						Cassadi Risparmio Padovae Rovigo	0.01	0.01		—
						Cassadi Risparmio Venezia	0.01	0.01		—
						Cassadi Risparmio Bologna	0.01	0.01		—

							100.00	100.00			(GG)
34	Cioccolato Feletti S.p.A. (in liq.)	Aosta	1	(2)	—	Invesp	95.00	95.00		—	(F)
35	Cotonificio Bresciano Ottolini S.r.l. (in liq.)	Brescia	1	—	—	Invesp	100.00	100.00		—	(F)
36	Epta Global Hedge S.G.R.p.A. (in liq.)	Milan	1	—	—	Invesp	90.00	90.00		—
						Eptafund	10.00	10.00		—

							100.00	100.00			(F)
37	FISPAO S.p.A. (in liq.)	Turin	1	—	—	FINOPI	100.00	100.00		—	(GG)
38	Imifin S.p.A. (in liq.)	Rome	1	—	—	Sanpaolo IMI	100.00	100.00		—
39	IMI Bank A.G. (in liq.)	Germany	1	1	—	IMI Bank (Lux)	95.24	95.24		1	(EE)
						Sanpaolo IMI International	4.76	4.76		—

							100.00	100.00		1
40	Innovare S.r.l. (in liq.)	Naples	1	1	—	Sanpaolo IMI	90.00	90.00		1	(EE)
41	ISC Euroservice G.M.B.H. (in liq.)	Germany	1	—	—	Sanpaolo IMI	80.00	80.00		—
42	S. e P. Servizi e Progetti S.p.A. (in liq.)	Turin	1	—	—	FINOPI	100.00	100.00		—	(GG)
43	S.A.G.E.T. S.p.A. (in liq.)	Teramo	1	—	—	Banca Popolare dell'Adriatico	99.98	99.98		—
44	Sanpaolo U.S.Holding Co. (in liq.)	United States	1	4	—	Sanpaolo IMI	100.00	100.00		2	(EE)
45	Se.Ri.T. S.p.A. (in liq.)	Teramo	1	—	—	Banca Popolare dell'Adriatico	100.00	100.00		—
46	Sicilsud Leasing S.p.A. (in liq.)	Palermo	1	—	(1)	FINOPI	100.00	100.00		—
47	West Leasing S.A. (in liq.)	Romania	1	—	—	Sanpaolo Bank Romania	88.71	88.71		—
	Other minor investments									3	(HH)

					Investments carried at equity—subsidiaries(*				)	1,130
B2	Investments carried at equity—other
48	Aeffe S.p.A.	Rimini	8	56	5	LDV Holding	20.00	20.00		11	(II)
49	Aeroporti Holding S.r.l.	Turin	8	21	—	Sanpaolo IMI Private Equity	30.00	30.00		6	(DD)
50	Attività Finanziarie Merlo S.p.A.	Turin	8	15	—	Banca IMI	33.33	33.33		5	(II)(JJ)

51	AxonRt	Hungary	8	4	—	Inter-EuropaBank	22.71	22.71	1	(G)(II)
52	Banque Sanpaolo S.A.	France	8	432	27	Sanpaolo IMI	40.00	40.00	173	(KK)
53	Carpine S.p.A.	Modena	8	34	—	Sanpaolo IMI Private Equity	27.09	27.09	10	(DD)
54	Cassadi Risparmiodi Firenze S.p.A.	Florence	8	1,032	73	Sanpaolo IMI	19.50	19.50	196	(LL)
55	CBE Service S.p.r.l	Belgium	8	—	—	Sanpaolo IMI	31.70	31.70	—
						Cassadei Risparmidi Forlì	5.00	5.00	—

							36.70	36.70
56	CR Firenze Gestion Internationale S.A.	Luxembourg	8	7	7	Sanpaolo IMI	20.00	20.00	1
57	Egida Compagnia di Assicurazioni S.p.A.	Turin	7	12	2	Sanpaolo Vita	50.00	50.00	—	(W)
58	Esatri S.p.A.	Milan	8	92	54	Gest Line	31.50	31.50	29	(MM)
59	Finconsumo Banca S.p.A.	Turin	8	81	18	Sanpaolo IMI	30.00	30.00	25	(NN)
60	Finnat Investments S.p.A.	Rome	8	1	—	Invesp	20.00	20.00	—	(OO)
61	Galaxy S.ar.l.	Luxembourg	8	25	(1)	FINOPI	20.00	20.00	5	(DD)
62	HDI Assicurazioni S.p.A.	Rome	8	142	5	Sanpaolo IMI	28.32	28.32	38	(OO)
63	I. TRE Iniziative Immobiliari Industriali S.p.A.	Rovigo	8	—	—	Cassadi Risparmio Padovae Rovigo	20.00	20.00	—
64	Immobiliare Colonna '92 S.r.l.	Rome	8	6	1	FINOPI	33.33	33.33	2
65	Integra S.r.l.	Belluno	8	—	—	Cassadi Risparmio Padovae Rovigo	29.65	29.65	—
66	IW Bank S.p.A.(former IMI WebBank S.p.A.)	Milan	8	15	—	Banca IMI	20.00	20.00	3	(PP)
67	Lama Dekani d.d.	Slovenia	8	—	—	Banka Koper	78.41	78.41	1	(QQ)
68	Liseuro S.p.A.	Udine	8	4	—	Sanpaolo IMI	35.11	35.11	1	(OO)
69	Padova 2000 Iniziative Immobiliari S.p.A.	Padua	8	(9)	(9)	Cassadi Risparmio Padovae Rovigo	45.01	45.01	—	(OO)
70	Pivka Perutninarstvo d.d.	Slovenia	8	—	—	Banka Koper	26.36	26.36	1
71	Progema S.r.l.	Turin	8	—	—	Finemiro Banca	10.00	10.00	—
						SEP	10.00	10.00	—

							20.00	20.00		(OO)
72	Sagat S.p.A.	Turin	8	44	3	IMI Investimenti	12.40	12.40	5	(OO)(RR)
73	Sanpaolo IMI Private Equity Scheme B.V.	Netherlands	8	44	(19)	LDVHolding	29.38	29.38	13
74	Sifin S.r.l.	Bologna	8	2	2	Invesp	30.00	30.00	—
75	Sinloc-Sistemi Iniziative Locali S.p.A.	Turin	8	43	1	FINOPI	31.85	31.85	15
						Banca OPI	8.15	8.15	4

							40.00	40.00	19
76	Società Friulana Esazione Tributi S.p.A.	Udine	8	6	—	Friulcassa	33.33	33.33	2	(II)
77	Società Gestioneperil Realizzo S.p.A.	Rome	8	19	(2)	Sanpaolo IMI	28.31	28.31	1
						Banca Fideuram	0.64	0.64	—

							28.95	28.95		(OO)
78	Splosna Plovba Portoroz d.d.	Slovenia	8	—	—	Banka Koper	21.00	21.00	—
79	Summa Finance S.p.A.	Bologna	8	—	—	Invesp	39.90	39.90	—
80	Synesis Finanziaria S.p.A.	Turin	8	382	11	IMI Investimenti	25.00	25.00	96	(SS)
81	Trivimm S.r.l.	Verona	8	1	—	Sanpaolo IMI	23.00	23.00	—
82	Aeroporto di Napoli S.p.A. (in liq.)	Naples	8	—	—	Sanpaolo IMI	20.00	20.00	—
83	Chasefin—Chase Finanziaria S.p.A. (in liq.)	Milan	8	—	—	Finemiro Leasing	30.00	30.00	—
84	Consorzio Agrario Prov.ledi Rovigo (in liq.)	Rovigo	8	(6)	1	Cassadi Risparmio Padovae Rovigo	35.45	35.45	—	(II)
85	Consorzio Bancario SIR S.p.A. (in liq.)	Rome	8	(249)	(250)	Sanpaolo IMI	32.84	32.84	—	(OO)(TT)
86	Finexpance S.p.A. (in liq.)	Chiavari	8	—	9	Sanpaolo IMI	30.00	30.00	—
87	GECAP. S.p.A. (in liq.)	Foggia	8	2	4	Sanpaolo IMI	37.25	37.25	—	(OO)
88	Galileo Holding S.p.A. (in liq.)	Venice	8	(23)	1	Sanpaolo IMI	31.52	31.52	—	(OO)(UU)
89	Italinfra Grandi Progetti S.p.A. (in liq.)	Naples	8	4	—	Sanpaolo IMI	30.00	30.00	—
90	Mega International S.p.A.(in arrangement before bankruptcy)	Ravenna	8	(2)	—	Finemiro Banca	48.00	48.00	—	(OO)
91	Sofimer S.p.A. (in liq.)	Naples	8	—	—	Sanpaolo IMI	20.00	20.00	—	(GG)(VV)
	Other equity investments								1	(HH)

					Total investments carried at equity—other				645

					Total investments carried at equity				1,775

Notes to the table significant investments:

(*)
Type of relationship:

1=
control ex Art. 2359 Italian Civil Code, subsection 1, no. 1: majority of voting rights in the ordinary meeting.

2=
control ex Art. 2359 Italian Civil Code, subsection 1, no. 2: dominating influence in the ordinary meeting.

3=
control ex Art. 2359 Italian Civil Code, subsection 2, no. 1: agreements with other partners.

4=
other forms of control.

7=
joint control ex Art. 35, subsection 1 of Decree 87/92.

8=
associated company ex Art. 36, subsection 1 of Decree 87/92: company over which "significant influence" is exercised, which is assumed to exist when at least 20% of the voting rights in the ordinary meeting are held.

(**)
Shareholders' equity for consolidated companies corresponds to that used for the consolidation procedures. It also includes income for the year before distribution of dividends (net of any interim dividends).

(***)
The list does not include investments of Isveimer S.p.A. (in liquidation) and Società per la gestione di attività S.p.A. (Sga), given the particular characteristics of the respective interest held (see Note 19—"Other liabilities" on page F-117).

(A)
The company was transferred from the Parent Bank to Sanpaolo IMI Internazionale in February 2004.

(B)
In July 2003 the company merged by incorporation Fideuram Capital SIM S.p.A. and was beneficiary of the transfer of the business branch of Banca Sanpaolo Invest S.p.A. (now Sanpaolo Invest SIM S.p.A.).

(C)
Lease transactions are shown in the financial statements according to the financial lease method.

(D)
Complete control of the company was acquired following the Public Offer concluded in June 2003.

(E)
In June 2003 the company merged Banca Agricola di Cerea S.p.A..

(F)
The company became part of the Sanpaolo IMI Group following the purchase of control over Eptaconsors S.p.A. later merged with Invesp S.p.A..

(G)
The company became part of the Sanpaolo IMI Group following the purchase of control over Inter-Europa Bank Rt. in April 2003.

(H)
In July 2003 the company merged Fideuram Gestioni Patrimoniali SIM S.p.A..

(I)
The company was formed from the merger in December 2003 between Cassa di Risparmio di Udine e Pordenone S.p.A. and Cassa di Risparmio di Gorizia S.p.A..

(J)
In October 2003 the company merged Sanpaolo Riscossioni Genova S.p.A., Sanpaolo Riscossioni Prato S.p.A. and Ge.Ri.Co. S.p.A. thereby concentrating the Group's tax collection activities. The company was beneficiary of the transfer by the Parent Bank of the stake in Esatri S.p.A..

(K)
In April 2003 the company was transferred from the Parent Bank to Sanpaolo IMI Internazionale S.p.A. and also became part of Sanpaolo IMI Group in the same month, following the conclusion of the Public Offer launched in March 2003.

(L)
In December 2003 the company merged Eptaconsors S.p.A., Eptasim S.p.A. and Rsp S.r.l..

(M)
In the consolidated financial statements for 2002, the company was included among "Investments carried at equity—subsidiaries".

(N)
In the third quarter of 2003, the newly formed company was beneficiary of the business branch represented by the Southern Territorial Direction of the Parent Bank.

(O)
In January 2003 the Parent Bank purchased direct control of the company by subscribing to the increase in share capital.

(P)
In October 2003 the company merged Eptafid S.p.A..

(Q)
In January 2004 the Parent Bank purchased direct control of the company.

(R)
In April 2003, the Parent Bank transferred to the company the shareholding held in Inter-Europa Bank Rt. The company is also beneficiary of the transfer of minority shareholdings in banks operating in Central Eastern Europe and the Mediterranean.

(S)
In July 2003 the company was sold to Banca Fideuram S.p.A. by Sanpaolo Invest SIM S.p.A..

(T)
In July 2003 the business branch of the company was the object of a spin off to Banca Fideuram S.p.A..

(U)
This company, which was among "Investments carried at equity—other" in the 2002 consolidated financial statements, has been included in the area of proportional consolidation in respect of agreements with Cassa di Risparmio di Firenze and Fondazione Cariforlì.

(V)
The company was sold by the Parent Bank to Banca IMI S.p.A. in December 2003.

(W)
The book value is included in the valuation in net equity of the holding company.

(X)
The company was established in the second half of 2003.

(Y)
The company was sold to the Parent Bank by FIN.OPI S.p.A. in December 2003. The company is beneficiary of the spin off of the real estate business branch of the Parent Bank. In the consolidated financial statements the company is carried at net equity, adjusted to reflect the reversal of the capital gains of infra Group transactions.

(Z)
The company has been excluded from the line by line area of consolidation following the reduction in activities.

(AA)
In December 2003 the Group purchased control of the company also through the subsidiary Sanpaolo Vita S.p.A..

(BB)
In October 2003 the company merged Brokerban S.p.A..

(CC)
The valuation has been made on the basis of the consolidated financial statements prepared by the company in which the investment is held.

(DD)
Equity investment acquired in the second half of 2003.

(EE)
The company's book value reflects the estimated realizable value according to the stage of completion of the liquidation process.

(FF)
The company has been excluded from the line by line area of consolidation as it has been put into liquidation.

(GG)
The company was cancelled from the Register of Companies in January 2004.

(HH)
Represents the sum of the book values of shareholdings under € 500,000.

(II)
Shareholders' equity refers to the financial statements as of June 30, 2003.

(JJ)
Equity investment acquired in the first half of 2003.

(KK)
The company, which was consolidated on a line by line basis in the 2002 financial statements, has been included among "Investments carried at equity—other" having successfully concluded the disposal of 60% of the company to Caisse Nationale des Caisses d'Epargne.

(LL)
The valuation has been made on the basis of the consolidated financial statements as of September 30, 2003 prepared by the company in which the investment is held.

(MM)
The investment was transferred by the Parent Bank to Gest Line S.p.A. in December 2003.

(NN)
The company, which was included in the proportional area of consolidation in the 2002 financial statements, has been included among "Investments carried at equity—other" having successfully concluded the disposal of 20% of the company to Santander Central Hispano; In January 2004 the disposal of the remaining 30% was completed.

(OO)
Shareholders' equity refers to the financial statements as of December 31, 2002.

(PP)
The company, which was consolidated on a line by line basis in the 2002 financial statements, has been included among "Investments carried at equity—other" having successfully concluded in November 2003 the disposal of 80% of the company to Centrobanca.

(QQ)
The investment controlled by Banka Koper d.d. is not included among "Investments carried at equity—subsidiaries" as the holding company Banka Koper is included in consolidation using the proportional method.

(RR)
The company was included among "Investments carried at equity—other" in respect of the parasocial contracts which allow the Sanpaolo IMI Group to exercise significant interest in the management of the company.

(SS)
The investment was purchased in the first half of 2003. The company holds 51% of Fidis Retail Italia.

(TT)
The investment refers to the IMI-SIR dispute illustrated in Note 15 "Other assets" on page F-87.

(UU)
In relation to the equity deficit of the company, acquired as part of the restructuring of that group, it is expected that the company's equity deficit should be offset on completion of the debt restructuring, which entails the shareholder banks waiving their receivables.

(VV)
The financial data refers to the financial statements in liquidation as of October 31, 2003.

Significant investments (Table 3.1 B.I.) as of December 31, 2002

								Voting rights at shareholders' meeting %
						Ownership
Name		Registered offices	Type of relationship (*)	Shareholders' equity (**)	Net Income (loss) (**)					Consolidated book values
						Held by	%
				(€/mil)	(€/mil)					(€/mil)
A.	Companies consolidated on a line-by-line and proportional basis
	SANPAOLO IMI S.p.A. (Parent Bank)	Turin		9,956	764	—	—	—		—
A1	Companies consolidated on a line-by-line basis
1	Alcedo S.r.l.	Padua	1	—	—	Cardine Finanziaria	100.00	100.00		XXX	(A)
2	Banca Agricola di Cerea S.p.A.	Verona	1	50	1	Cardine Finanziaria	100.00	100.00		XXX	(A)
3	Banca Fideuram S.p.A.	Milan	1	934	130	Sanpaolo IMI	64.10	64.10		XXX
						Invesp	9.28	9.28		XXX

							73.38	73.38
4	Banca d'Intermediazione Mobiliare IMI S.p.A. (Banca IMI)	Milan	1	353	2	Sanpaolo IMI	100.00	100.00		XXX
5	Banca IMI Securities Corp.	United States	1	149	2	IMI Capital Market USA	100.00	100.00		XXX
6	Banca OPI S.p.A.	Rome	1	618	32	Sanpaolo IMI	100.00	100.00		XXX	(B)
7	Banca Popolare dell'Adriatico S.p.A.	Teramo	1	266	10	Cardine Finanziaria	70.86	70.86		XXX	(A)
8	Banca Sanpaolo Invest S.p.A.	Rome	1	72	5	Banca Fideuram	100.00	100.00		XXX	(C)
9	Bancodi Napoli Asset Management S.G.R.	Naples	1	26	2	SanpaoloIMIWM	100.00	100.00		XXX	(D)
10	Banque Privée Fideuram Wargny S.A.	France	1	69	(20)	Financiere Fideuram	99.86	99.86		XXX
11	Banque Sanpaolo S.A.	France	1	419	29	Sanpaolo IMI	100.00	100.00		XXX
12	Cardine Finance Plc	Ireland	1	10	—	Sanpaolo IMI	99.97	99.97		XXX
						Cassa di Risparmio Padovae Rovigo	0.01	0.01		XXX
						Cassa di Risparmio Venezia	0.01	0.01		XXX
						Cassa di Risparmio Bologna	0.01	0.01		XXX

							100.00	100.00	(A)
13	Cardine Finanziaria S.p.A.	Padua	1	2,593	193	Sanpaolo IMI	100.00	100.00		XXX	(A)(E)
14	Cardine Investimenti S.G.R. S.p.A. (subsequently Sanpaolo IMI Fondi Chiusi SGR S.p.A.)	Padua	1	1	—	Sanpaolo IMI Private Equity	100.00	100.00		XXX	(A)(F)
15	Cassa di Risparmio di Gorizia S.p.A.	Gorizia	1	77	1	Cardine Finanziaria	100.00	100.00		XXX	(A)
16	Cassa di Risparmio di Padova e Rovigo	Padua	1	706	80	Cardine Finanziaria	100.00	100.00		XXX	(A)
17	Cassa di Risparmio di Udine e Pordenone	Udine	1	144	7	Cardine Finanziaria	100.00	100.00		XXX	(A)
18	Cassa di Risparmio di Venezia S.p.A.	Venice	1	306	44	Cardine Finanziaria	100.00	100.00		XXX	(A)
19	Cassa di Risparmio in Bologna S.p.A.	Bologna	1	590	22	Cardine Finanziaria	100.00	100.00		XXX	(A)
20	Esaban S.p.A.	Naples	1	(1)	(10)	Sanpaolo IMI	100.00	100.00		XXX	(G)(H)
21	Farbanca S.p.A.	Bologna	4	11	—	Sanpaolo IMI	15.00	15.00		XXX	(A)
22	Fideuram Asset Management (Ireland) Ltd	Ireland	1	186	185	Banca Fideuram	100.00	100.00		XXX	(I)
23	Fideuram Bank S.A.	Luxembourg	1	37	9	Banca Fideuram	99.99	99.99		XXX
						Fideuram Vita	0.01	0.01		XXX

								100.00	100.00
24	Fideuram Bank (Suisse) A.G.	Switzerland	1	22	—	Fideuram Bank		99.95	99.95		XXX
25	Fideuram Capital SIM S.p.A.	Milan	1	17	5	Banca Fideuram		100.00	100.00		XXX
26	Fideuram Fiduciaria S.p.A.	Rome	1	3	—	Banca Fideuram		100.00	100.00		XXX
27	Fideuram Fondi S.p.A.	Rome	1	30	9	Banca Fideuram		99.25	99.25		XXX
28	Fideuram Gestioni Patrimoniali SIM S.p.A.	Milan	1	11	4	Banca Fideuram		100.00	100.00		XXX
29	Fideuram Gestions S.A.	Luxembourg	1	18	3	Banca Fideuram		99.94	99.94		XXX
						Fideuram Vita		0.06	0.06		XXX

								100.00	100.00	(J)
30	Fideuram Wargny Active Broker S.A.	France	1	15	(7)	Banque Privée Fideuram Wargny		99.99	99.99		XXX
31	Fideuram Wargny Gestion S.A.	France	1	4	—	Banque Privée Fideuram Wargny		99.85	99.85		XXX
32	Fideuram Wargny Gestion S.A.M. (ex Wargny Gestion S.A.M.)	Principality of Monaco	1	5	—	Banque Privée Fideuram Wargny		99.50	99.50		XXX
33	Fin. OPI S.p.A. (former Compagnia di San Paolo Investimenti Patrimoniali S.p.A.)	Turin	1	232	1	BancaOPI		100.00	100.00		XXX	(K)
34	Financière Fideuram S.A.	France	1	28	(10)	Banca Fideuram		94.95	94.95		XXX
35	Finemiro Banca S.p.A.	Bologna	1	120	7	Sanpaolo IMI		96.68	96.68		XXX	(A)
36	Finemiro Leasing S.p.A.	Bologna	1	42	5	Finemiro Banca		100.00	100.00		XXX	(A)(L)
37	GE.RI.CO.-Gestione Riscossione Tributi in Concessione S.p.A.	Venice	1	(1)	(8)	Sanpaolo IMI		100.00	100.00		XXX	(A)
38	IDEA S.A.	Luxembourg	1	—	—	IMI Bank (Lux	)	99.17	99.17		XXX
						Sanpaolo IMI International		0.83	0.83		XXX

								100.00	100.00
39	IMI Bank (Lux) S.A.	Luxembourg	1	75	(1)	Banca IMI		99.99	99.99		XXX
						IMI Investments		0.01	0.01		XXX

								100.00	100.00
40	IMI Capital Markets USA Corp.	United States	1	150	(1)	IMI Investments		100.00	100.00		XXX
41	IMI Finance Luxembourg S.A. (former Independent Management for Institutional Advisory Co. S.A.)	Luxembourg	1	(3)	(9)	IMI Investments		100.00	100.00		XXX
42	IMI Investimenti S.p.A. (former NHS-Nuova Holding Sanpaolo IMI S.p.A.)	Turin	1	424	(89)	Sanpaolo IMI		100.00	100.00		XXX	(M)(N)
43	IMI Investments S.A.	Luxembourg	1	164	21	Banca IMI		99.99	99.99		XXX
						Banca IMI Securities		0.01	0.01		XXX

								100.00	100.00
44	IMI Real Estate S.A.	Luxembourg	1	4	—	IMI Bank (Lux	)	99.99	99.99		XXX
						Sanpaolo IMI International		0.01	0.01		XXX

								100.00	100.00
45	IMI Web Bank S.p.A.	Milan	1	15	(22)	Banca IMI		100.00	100.00		XXX	(O)
46	IMI Web (UK) Ltd	United Kingdom	1	3	(5)	IMI Web Bank		100.00	100.00		XXX
47	Invesp S.p.A.	Turin	1	428	113	Sanpaolo IMI		100.00	100.00		XXX	(P)
48	Lackenstar Ltd	Ireland	1	—	—	Sanpaolo IMI Bank Ireland		100.00	100.00		XXX

49	LDV Holding B.V.	The Netherlands	1	187	(11)	Sanpaolo IMI Private Equity		100.00	100.00		XXX	(Q)
50	NHS Investments S.A.	Luxembourg	1	132	(17)	IMI Investimenti		99.99	99.99		XXX
						LDV Holding		0.01	0.01		XXX

								100.00	100.00
51	NHS Luxembourg S.A.	Luxembourg	1	13	(8)	Sanpaolo IMI Private Equity		99.99	99.99		XXX
						LDVHolding		0.01	0.01		XXX

								100.00	100.00	(Q)
52	Prospettive 2001 S.p.A.	Turin	1	49	(6)	Sanpaolo IMI		100.00	100.00		XXX	(P)
53	Sanpaolo Asset Management S.A.	France	1	3	2	Banque Sanpaolo		99.98	99.98		XXX
						Societé Fonciere d'Investissement		0.01	0.01		XXX
						Societé Immobiliere d'Investissement		0.01	0.01		XXX

								100.00	100.00
54	Sanpaolo Bail S.A.	France	1	5	—	Banque Sanpaolo		99.97	99.97		XXX
						Sanpaolo Mur		0.01	0.01		XXX
						Societé Fonciere d'Investissement		0.01	0.01		XXX
						Societé Immobiliere d'Investissement		0.01	0.01		XXX

								100.00	100.00	(B)
55	Sanpaolo Bank (Austria) A.G.	Austria	1	10	1	Sanpaolo Bank		100.00	100.00		XXX
56	Sanpaolo Bank S.A.	Luxembourg	1	95	62	Sanpaolo IMI WM		99.99	99.99		XXX
						Sanpaolo IMI WM Luxembourg		0.01	0.01		XXX

								100.00	100.00
57	Sanpaolo Bank (Suisse) S.A. (former SP Private Banking S.A.)	Switzerland	1	15	(4)	Sanpaolo Bank		99.98	99.98		XXX
58	Sanpaolo Fiduciaria S.p.A.	Milan	1	3	1	Sanpaolo IMI		100.00	100.00		XXX	(R)
59	Sanpaolo Fonds Gestion S.n.c.	France	1	12	11	Banque Sanpaolo		80.00	80.00		XXX
						Sanpaolo Asset Management S.A.		20.00	20.00		XXX

								100.00	100.00
60	Sanpaolo IMI Alternative Investments S.G.R. S.p.A.	Milan	1	2	(1)	Sanpaolo IMI WM		100.00	100.00		XXX	(S)
61	Sanpaolo IMI Asset Management S.G.R.	Turin	1	42	8	Sanpaolo IMI WM		100.00	100.00		XXX
62	Sanpaolo IMI Bank (International) S.A.	Madeira	1	181	5	Sanpaolo IMI		69.01	69.01		XXX
						Sanpaolo IMI International		30.99	30.99		XXX

								100.00	100.00
63	Sanpaolo IMI Bank Ireland Plc	Ireland	1	516	(8)	Sanpaolo IMI		100.00	100.00		XXX
64	Sanpaolo IMI Capital Company I L.l.c.	United States	1	50	—	Sanpaolo IMI		100.00	100.00		XXX
65	Sanpaolo IMI Institutional Asset Management S.G.R. S.p.A.	Monza	1	20	—	Sanpaolo IMI WM		85.00	85.00		XXX	(T)
						Banca IMI		11.72	11.72		XXX
						IMI Bank (Lux	)	3.28	3.28		XXX

							100.00	100.00
66	Sanpaolo IMI International S.A.	Luxembourg	1	810	(233)	Sanpaolo IMI	100.00	100.00		XXX
67	Sanpaolo IMI Private Equity S.p.A. (former NHS S.p.A.)	Bologna	1	234	(11)	Sanpaolo IMI	100.00	100.00		XXX	(U)
68	Sanpaolo IMI US Financial Co.	United States	1	—	—	Sanpaolo IMI	100.00	100.00		XXX
69	Sanpaolo IMI Wealth Management S.p.A. (former Wealth Management Sanpaolo IMI	Milan	1	685	123	Sanpaolo IMI	100.00	100.00		XXX
70	Sanpaolo IMI WM Luxembourg S.A. (former Sanpaolo Gestion Internationale	Luxembourg	1	17	42	Sanpaolo IMIWM	88.22	88.22		XXX
						Sanpaolo Bank	11.78	11.78		XXX

							100.00	100.00	(V)
71	Sanpaolo Invest Ireland Ltd	Ireland	1	5	5	Banca Sanpaolo Invest	100.00	100.00		XXX
72	Sanpaolo Leasint S.p.A.	Milan	1	102	17	Sanpaolo IMI	100.00	100.00		XXX	(B)(W)
73	Sanpaolo Mur S.A.	France	1	3	—	Banque Sanpaolo	99.99	99.99		XXX
						Sanpaolo Bail	0.01	0.01		XXX

							100.00	100.00	(B)
74	Sanpaolo Riscossioni Genova S.p.A.	Genoa	1	7	1	Sanpaolo IMI	100.00	100.00		XXX
75	Sanpaolo Riscossioni Prato S.p.A.	Prato	1	4	—	Sanpaolo Riscossioni Genova	63.76	63.76		XXX
						Sanpaolo IMI	36.24	36.24		XXX

							100.00	100.00
76	SEP S.p.A.	Turin	1	3	1	Sanpaolo IMI	100.00	100.00		XXX
77	Sogesmar S.A.	France	1	—	—	Banque Privée Fideuram Wargny	51.09	51.09		XXX
						Fideuram Wargny Gestion	48.19	48.19		XXX

							99.28	99.28
78	SP Immobiliere S.A.	Luxembourg	1	—	—	Sanpaolo Bank	99.99	99.99		XXX
						Sanpaolo IMI WM Luxembourg	0.01	0.01		XXX

							100.00	100.00
79	Tobuk Ltd	Ireland	1	—	—	Sanpaolo IMI Bank Ireland	100.00	100.00		XXX
80	Tushingham Ltd	Ireland	1	—	—	Sanpaolo IMI Bank Ireland	100.00	100.00		XXX
81	West Bank S.A.	Romania	1	5	(6)	Sanpaolo IMI	72.39	72.39		XXX	(A)

					Ownership			Voting rights at shareholders' meeting %
Name		Registered offices	Type of relationship (*)	Shareholders' equity (**)	Income/ Loss (**)	Heldby	%		Consolidated book values
				(€/mil)	(€/mil)				(€/mil)
A2	Companies consolidated with the proportional method
1	Banka Koper d.d.	Slovenia	7	87	16	Sanpaolo IMI	62.10	32.99	XXX	(X)
2	Centradia Group Ltd	United Kingdom	7	6	(7)	Sanpaolo IMI	29.03	29.03	XXX
3	Centradia Ltd	United Kingdom	7	1	(1)	Centradia Group	100.00	100.00	XXX
4	Centradia Services Ltd	United Kingdom	7	1	(1)	Centradia Group	100.00	100.00	XXX
5	Finconsumo Banca S.p.A.	Turin	7	31	6	Sanpaolo IMI	50.00	50.00	XXX	(Y)
6	FC Factor S.r.l.	Turin	7	1	—	Finconsumo Banca	100.00	100.00	XXX

					Ownership			Voting rights at shareholders' meeting %
Name		Registered offices	Typeof relationship (*)	Shareholders' equity (**)	Income/ Loss (**)	Heldby	%		Consolidated book values
				(€/mil)	(€/mil)				(€/mil)
B.	Investments carried at equity

B1	Investments carried at equity—Subsidiaries (***)
1	3G Mobile Investments 2 S.A.(former Bernabé Mobile Investments 2 S.A.)	Belgium	1	52	(7)	IMI Investimenti	100.00	100.00	52
2	Banca IMI (Nominees) Ltd	United Kingdom	1	—	—	Banca IMI	100.00	100.00	—
3	Bonec Ltd	Ireland	1	—	—	Sanpaolo IMI Bank Ireland	100.00	100.00	—
4	Brokerban S.p.A.	Naples	1	2	1	Sanpaolo IMI	100.00	100.00	2	(H)
5	Cardine Financial Innovation S.p.A.	Padua	1	1	—	Cardine Finanziaria	100.00	100.00	—	(A)
6	Cedar Street Securities Corp.	United States	1	—	—	Banca IMI Securities	100.00	100.00	—
7	Consorzio Studi e Ricerche Fiscali	Rome	1	—	—	Sanpaolo IMI	50.00	50.00	—
						Banca Fideuram	10.00	10.00	—
						Banca IMI	5.00	5.00	—
						Banca OPI	5.00	5.00	—
						Cardine Finanziaria	5.00	5.00	—
						Fideuram Vita	5.00	5.00	—	(Z)
						Sanpaolo Leasint	5.00	5.00	—
						Sanpaolo IMI Asset Management	5.00	5.00	—
						Sanpaolo IMI WM	5.00	5.00	—
						IMI Investimenti	2.50	2.50	—
						Sanpaolo IMI Private Equity	2.50	2.50	—

							100.00	100.00
8	CSP Investimenti S.r.l.	Turin	1	2	(13)	FIN.OPI	100.00	100.00	2	(AA)
9	Emil Europe "92 S.r.l.	Bologna	1	4	—	Cassa di Risparmio Bologna	90.55	90.55	3	(A)
10	Eptaventure S.p.A.	Milan	1	—	—	Sanpaolo IMI Private Equity	100.00	100.00	—	(BB)
11	Fideuram Assicurazioni S.p.A.	Rome	1	13	2	Banca Fideuram	100.00	100.00	13
12	Fideuram Vita S.p.A.	Rome	1	377	46	Banca Fideuram	99.78	100.00	372
13	Immobiliare 21 S.r.l.	Milan	1	—	(1)	Invesp	90.00	90.00	—
						RSP	10.00	10.00	—	(Z)

							100.00	100.00
14	Immobiliare Nettuno S.p.A.	Bologna	1	2	1	Cassa di Risparmio Bologna	100.00	100.00	2	(A)
15	ISC Euroservice G.M.B.H.	Germany	1	—	—	Sanpaolo IMI	80.00	80.00	—	(A)
16	NHS Mezzogiorno S.G.R. S.p.A.	Naples	1	2	—	Sanpaolo IMI Private Equity	99.50	99.50	2
						NHS Luxembourg	0.50	0.50	—

							100.00	100.00		(Q)(CC)
17	Obiettivo Società di Gestione del Risparmio (S.G.R.) S.p.A.	Milan	1	2	(1)	Banca IMI	100.00	100.00	2
18	Poseidon—Insurance Brokers—S.p.A.	Bologna	1	1	1	Invesp	100.00	100.00	1	(A)(DD)
19	RSP S.r.l.	Turin	1	—	—	Sanpaolo IMI	100.00	100.00	—
20	S.V.I.T. S.p.A.	Padua	1	1	—	Cassa di Risparmio Padovae Rovigo	57.45	57.45	—	(A)
21	Sanpaolo IMI Capital Partners Ltd	Guernsey	1	—	—	Sanpaolo IMI Private Equity	99.00	99.00	—

						Sanpaolo IMI Management	1.00	1.00	—	(Z)

							100.00	100.00		(Q)
22	Sanpaolo IMI Internazionale S.p.A. (former New BPA S.r.l.)	Padua	1	10	—	Sanpaolo IMI	100.00	100.00	10	(A)
23	Sanpaolo IMI Management Ltd	United Kingdom	1	—	—	Sanpaolo IMI Private Equity	100.00	100.00	—	(Q)
24	Sanpaolo Leasint G.M.B.H.	Austria	1	—	—	Sanpaolo Leasint	100.00	100.00	—
25	Sanpaolo Life Ltd	Ireland	1	31	15	Sanpaolo Vita	75.00	100.00	—	(Z)
						Banca Sanpaolo Invest	25.00	0.00	2

							100.00	100.00
26	Sanpaolo Vita S.p.A.	Milan	1	331	55	Sanpaolo IMI WM	100.00	100.00	357	(EE)
27	Servizi S.r.l	Bologna	1	2	1	Finemiro Banca	100.00	100.00	2	(A)
28	Societé Civile Les Jardins d'Arcadie	France	1	—	—	Banque Sanpaolo	55.00	55.00	—
29	Socavie S.N.C.	France	1	5	5	Banque Sanpaolo	99.80	99.80	5
						Societé Fonciere d'Investissement	0.20	0.20	—	(Z)

							100.00	100.00
30	Societé Fonciere d'Investissement S.A.	France	1	—	—	Banque Sanpaolo	100.00	100.00	—
31	Societé Immobilière d'Investissement	France	1	—	—	Banque Sanpaolo	99.98	99.98	—
						Societé Fonciere d'Investissement	0.02	0.02	—	(Z)

							100.00	100.00
32	UNI Invest S.A.	France	1	—	—	Banque Sanpaolo	100.00	100.00	—
33	W.D.W.S.A.	France	1	—	—	Banque Privèe Fideuram Wargny	99.56	99.56	—
34	West Leasing S.A.	Romania	1	1	—	West Bank	88.30	88.30	1	(A)
35	West Trade Center S.A.	Romania	1	—	—	Sanpaolo IMI	75.00	75.00	—	(A)
36	BN Finrete S.p.A. (in liq.)	Naples	1	1	—	Sanpaolo IMI	99.00	99.00	1	(H)(FF)
37	Cardine Suisse S.A. (in liq.)	Switzerland	1	1	0	Sanpaolo IMI	99.00	99.00	1	(A)(FF)(GG)
38	Cariparo Ireland Plc (in liq.)	Ireland	1	1	—	Sanpaolo IMI	99.94	99.94	1	(FF)
						Banca Agricola di Cerea	0.01	0.01	—
						Banca Popolare dell'Adriatico	0.01	0.01	—
						Cassa di Risparmio Gorizia	0.01	0.01	—
						Cassa di Risparmio Udine e Pordenone	0.01	0.01	—
						Cassa di Risparmio Venezia	0.01	0.01	—
						Cassa di Risparmio Bologna	0.01	0.01	—

							100.00	100.00		(A)
39	FISPAO S.p.A. (in liq.)	Turin	1	—	—	FIN.OPI	100.00	100.00	—	(AA)
40	Imifin S.p.A. (in liq.)	Rome	1	—	—	Sanpaolo IMI	100.00	100.00	—
41	IMI Bank A.G. (in liq.)	Germany	1	1	—	IMI Bank (Lux)	95.24	95.24	1 (FF	)
						Sanpaolo IMI	4.76	4.76	—

							100.00	100.00
42	Innovare S.r.l. (in liq.)	Naples	1	1	—	Sanpaolo IMI	90.00	90.00	1	(H)(FF)
43	Picus S.p.A. (in liq.)	Bergamo	1	(4)	1	LDV Holding	51.61	51.61	—

						Sanpaolo IMI Private Equity	1.29	1.29	—

							52.90	52.90
44	S. e P. Servizi e Progetti S.p.A. (in liq.)	Turin	1	—	—	FIN.OPI	100.00	100.00	—	(AA)
45	S.A.G.E.T. S.p.A. (in liq.)	Teramo	1	—	—	Banca Popolare dell'Adriatico	99.98	99.98	—	(A)
46	Sanpaolo U.S. Holding Co. (in liq.)	United States	1	4	2	Sanpaolo IMI	100.00	100.00	3	(FF)
47	Se.Ri.T. S.p.A. (in liq.)	Teramo	1	—	—	Banca Popolare dell'Adriatico	100.00	100.00	—	(A)
48	Sicilsud Leasing S.p.A. (in liq.)	Palermo	1	1	—	FIN.OPI	100.00	100.00	1	(AA)(FF)
	Other equity investments								3	(HH)

					Total investments carried at equity—Subsidiaries				840
B2	Ivestments carried at equity—Other
49	Adriavita S.p.A.	Trieste	8	17	3	Cardine Finanziaria	24.50	24.50	4	(A)
50	Aeffe S.p.A.	Rimini	8	49	5	LDV Holding	20.00	20.00	10
51	Banque Michel Inchauspe S.A. (BAMI)	France	8	29	4	Banque Sanpaolo	20.00	20.00	6
52	Beaujon Immobilière	France	7	—	—	Banque Sanpaolo	50.00	50.00	—
53	Cassa dei Risparmi di Forlì S.p.A.	Forlì	8	216	20	Sanpaolo IMI	21.02	21.02	45	(II)
54	Cassa di Risparmio di Firenze S.p.A.	Florence	8	969	71	Sanpaolo IMI	19.53	19.53	183	(JJ)
55	CBE Service S.p.r.l.	Belgium	8	—	—	Sanpaolo IMI	31.70	31.70	—
56	Conservateur Finance S.A.	France	8	33	5	Banque Sanpaolo	20.00	20.00	7
57	CR Firenze Gestion Internationale S.A.	Luxembourg	8	6	5	Sanpaolo IMI	20.00	20.00	1
58	Egida Compagnia di Assicurazioni S.p.A.	Turin	7	10	1	Sanpaolo Vita	50.00	50.00	—	(Z)
59	Eptaconsors S.p.A.	Milan	1	82	(6)	Invesp	40.48	40.48	32	(A)(KK)
60	Esatri S.p.A.	Milan	8	60	17	Sanpaolo IMI	31.50	31.50	19
61	Eurosic S.A.	France	8	33	3	Banque Sanpaolo	32.77	32.77	11
62	Finnat Investments S.p.A.	Rome	8	1	—	Invesp	20.00	20.00	—
63	HDI Assicurazioni S.p.A.	Rome	8	142	5	Sanpaolo IMI	28.32	28.32	38
64	I.TRE Iniziative Immobiliari Industriali S.p.A.	Rovigo	8	—	—	Cassa di Risparmio Padova e Rovigo	20.00	20.00	—	(A)
65	Immobiliare Colonna "92 S.r.l.	Rome	8	5	—	FIN.OPI	33.33	33.33	2	(AA)
66	Integra S.r.l.	Belluno	8	—	—	Cassa di Risparmio Padova e Rovigo	29.65	29.65	—
67	Inter-Europa Bank RT	Hungary	8	53	5	Sanpaolo IMI	32.51	32.51	8	(LL)
68	Lama Dekani d.d.	Slovenia	8	—	—	Banka Koper	78.41	78.41	1	(MM)
69	Liseuro S.p.A.	Udine	8	4	—	Sanpaolo IMI	35.11	35.11	1	(A)
70	Logiasit S.A.	France	8	—	—	Banque Sanpaolo	33.34	33.34	—
71	Noricum Vita S.p.A.	Bologna	8	26	4	Cardine Finanziaria	44.00	44.00	12	(A)
72	Padova 2000 Iniziative Immobiliari S.p.A.	Padua	8	1	1	Cassadi Risparmio Padovae Rovigo	45.01	45.01	—	(A)
73	Pivka Perutninarstvo d.d.	Slovenia	8	—	—	Banka Koper	26.36	26.36	1
74	PROGEMA S.r.l.	Turin	8	—	—	Finemiro Banca	10.00	10.00	—	(A)
						SEP—Servizie Progetti	10.00	10.00	—

							20.00	20.00		(NN)
75	Sanpaolo IMI Private Equity Scheme B.V.	The Netherlands	8	62	(50)	LDV Holding	29.38	29.38	18
76	Sifin S.r.l.	Bologna	8	1	—	Invesp	30.00	30.00	—	(A)(DD)

77	Sinloc—Sistemi Iniziative Locali S.p.A.	Turin	8	42	2	FIN.OPI	31.85	31.85	14	(AA)
						Banca OPI	8.15	8.15	3

							40.00	40.00	17	(NN)
78	Società Friulana Esazione Tributi S.p.A.	Udine	8	5	—	Cassadi Risparmio Udinee Pordenone	33.33	33.33	2	(A)
79	Società Gestione per il Realizzo S.p.A.	Rome	8	21	7	Sanpaolo IMI	28.31	28.31	1	(H)
						Banca Fideuram	0.64	0.64	—

							28.95	28.95
80	Societé Civile du 41 Avenue Bouisson Bertrand	France	8	—	—	Banque Sanpaolo	25.00	25.00	—
81	Societé Civile le Jardin de Nazareth	France	8	—	—	Banque Sanpaolo	20.00	20.00	—
82	Societé Civile Le Maestro	France	8	—	—	Banque Sanpaolo	20.00	20.00	—
83	Societé Civile Res Club les Arcades	France	8	—	—	Banque Sanpaolo	25.00	25.00	—
84	Societé Civile St. Gratien Village	France	8	—	—	Banque Sanpaolo	30.00	30.00	—
85	Splosna Plovba Portoroz d.d.	Slovenia	8	—	—	Banka Koper	21.00	21.00	—
86	Stoà S.c.p.a.	Naples	8	1	—	Sanpaolo IMI	20.76	20.76	—	(H)
87	Summa Finance S.p.A.	Bologna	8	1	—	Invesp	39.90	39.90	—	(A)(DD)
88	Trivimm S.p.A.	Verona	8	2	—	Sanpaolo IMI	23.00	23.00	—	(A)
89	Wire Industries S.p.A.	Milan	8	19	1	LDV Holding	30.53	30.53	6
90	Aeroporto di Napoli (in liq.)	Naples	8	—	—	Sanpaolo IMI	20.00	20.00	—	(H)
91	Chasefin—Chase Finanziaria S.p.A. (inliq.)	Milan	8	—	—	Finemiro Leasing	30.00	30.00	—	(A)
92	Consorzio Agrario Prov.le di Rovigo (inliq.)	Rovigo	8	(6)	1	Cassa di Risparmio Padova e Rovigo	35.45	35.45	—	(A)
93	Consorzio Bancario SIR S.p.A. (in liq.)	Rome	8	1	—	Sanpaolo IMI	32.84	32.84	—	(OO)
94	Finexpance S.p.A. (in liq.	Chiavari	8	(9)	—	Sanpaolo IMI	30.00	30.00	—	(OO)
95	G.E.CAP. S.p.A. (in liq.	Foggia	8	(2)	1	Sanpaolo IMI	37.25	37.25	—	(H)
96	Galère 28 (in liq.)	France	8	—	—	Banque Sanpaolo	23.44	23.44	—
97	Galileo Holding S.p.A. (in liq.)	Venice	8	(24)	(1)	Sanpaolo IMI	31.52	31.52	—	(OO)
98	Italinfra Grandi Progetti S.p.A. (in liq.)	Naples	8	1	—	Sanpaolo IMI	30.00	30.00	—
99	Mega International S.p.A. (in prior agreement)	Ravenna	8	(2)	—	Finemiro Banca	48.00	48.00	—	(A)
100	Sofimer S.p.A. (in liq.)	Naples	8	3	—	Sanpaolo IMI	20.00	20.00	—	(H)
101	Sviluppo di Nuove Iniziative S.p.A. (in	Genoa	7	2	—	Sanpaolo IMI	50.00	50.00	—	(H)
	Other investments								1	(HH)

						Total investments carried at equity—Other			426

						Total investments carried at equity			1,266

        Among the remaining investments held by the Group the most significant are listed below by amount invested (book value equal to or higher than € 2.5 million):

Other significant equity investments 2003

		Ownership
Name	Registered offices			Consolidated book values
		Held by	% (*)
				(€/mil)
AC.E.GA.S APS S.p.A.	Trieste	Friulcassa	0.65	2
		Cassa di Risparmio Padova e Rovigo	0.52	1

			1.17	3
AEM Torino S.p.A.	Turin	FIN.OPI	3.00	17	(A)
Autostrada BS-VR-VI-PD S.p.A.	Verona	Sanpaolo IMI	5.80	6
Azimut S.p.A.	Viareggio	LDV Holding	9.09	34
		Sanpaolo IMI Private Equity	0.08	—

			9.17	34
Banca delle Marche S.p.A.	Ancona	Sanpaolo IMI	7.00	92	(B)
Banca d'Italia	Rome	Sanpaolo IMI	8.33	185
		Cassa di Risparmio Bologna	6.20	—
		Cassa di Risparmio Padova e Rovigo	1.20	—
		Cassa di Risparmio Venezia	0.88	—
		Friulcassa	0.63	—
		Cariforlì	0.20	2

			17.44	187
Banco del Desarrollo S.A.	Chile	Sanpaolo IMI	15.72	23
Banksiel S.p.A.	Milan	Sanpaolo IMI	7.00	3
Banque Espirito Santo et de la Venetie S.A.	France	Prospettive 2001	18.00	10
BIAT S.A.	Tunisia	Sanpaolo IMI Internazionale	5.61	7	(C)
Borsa Italiana S.p.A.	Milan	Banca IMI	7.94	22
		Sanpaolo IMI	5.37	52
		IMI Bank (Lux)	0.43	—

			13.74	74
Cassa di Risparmio di Ferrara S.p.A.	Ferrara	Prospettive 2001	1.15	6
CDC Finance—CDC IXIS S.A.	France	Sanpaolo IMI	3.45	328
Centrale dei Bilanci S.r.l.	Turin	Sanpaolo IMI	12.60	6
Centro Agroalimentare di Napoli S.c.p.A.	Naples	Sanpaolo IMI	15.68	3
Centro Factoring S.p.A.	Florence	Invesp	10.81	3
		Cariforlì	0.11	—

			10.92	3
Centro Leasing S.p.A.	Florence	Invesp	12.33	15
		Cariforlì	0.05	—

			12.38	15

Cimos International d.d.	Slovenia	Banka Koper	13.55	7
Compagnia Assicuratrice Unipol S.p.A.	Bologna	Invesp	2.00	61
Convergenza S.c.a	Luxembourg	Sanpaolo IMI Private Equity	6.67	8
Dyckerhoff A.G.	Germany	IMI Finance	7.88	30
		IMI Investments	4.24	15

			12.12	45
Engineering Ingegneria	Rome	Sanpaolo IMI Private Equity	1.60	4
Informatica S.p.A.
Euromedia Venture Belgique S.A.	Belgium	Sanpaolo IMI Private Equity	9.68	3
FIAT S.p.A.	Turin	IMI Investimenti	0.93	58
Fin.Ser. S.p.A.	Padua	Cassa di Risparmio Padova e Rovigo	15.00	4
Fincantieri—Cantieri Navali	Trieste	IMI Investimenti
Italiani S.p.A.			1.21	4
		Sanpaolo IMI	0.76	3

			1.97	7
Fondo Europeo per gli Investimenti	Luxembourg	Sanpaolo IMI Private Equity	0.50	3	(B)
Hera S.p.A.	Bologna	FIN.OPI	1.05	10	(D)
Hutchinson 3G Italia S.p.A.	Milan	NHS Investments	5.58	70
		3G Mobile Investments	2.23	—	(E)

			7.81	70
Infracom Italia S.p.A. (former Serenissima Infracom S.p.A.	Verona	Sanpaolo IMI	7.35	25
Istituto Enciclopedia Italiana S.p.A.	Rome	Sanpaolo IMI	8.00	3
Istituto per il Credito Sportivo	Rome	SanpaoloIMI	10.81	19
Italenergia Bis S.p.A.	Turin	IMI Investimenti	12.48	431
Kiwi II Ventura Servicos de Consultoria S.A.	Madeira	Sanpaolo IMI Private Equity	1.09	4
KredytBankS.A.	Poland	Sanpaolo IMI Internazionale	3.64	17	(C)
Merloni Termosanitari S.p.A.	Ancona	LDVHolding	6.05	22
Banca Popolare dell'Adriatico			1.37	5

			7.42	27
Santander Central Hispano S.A.	Spain	SanpaoloIMI	1.10	425
		Sanpaolo IMI International	1.77	680

			2.87	1,105
Simest S.p.A.	Rome	SanpaoloIMI	4.01	6

Transdev S.A.	France	FIN.OPI	7.00	11
Other minor investments				52

	Total other significant equity investments			2,797

        Notes to the table "other significant investments":

(*)
The percentage refers to the total capital.

(A)
The company was sold to FIN.OPI S.p.A. by IMI Investmenti S.p.A. in December 2003.

(B)
Equity investment acquired in the second half of 2003.

(C)
The company was transferred from the Parent Bank to Sanpaolo IMI Internazionale S.p.A. in the second half of 2003.

(D)
Equity investment acquired in the first half of 2003.

(E)
The book value is included in the valuation in net equity of the holding company.

Other significant equity investments 2002

		Ownership
Name	Registered offices
		Held by	% (*)	Consolidated book values
				(€/mil)
AC.E.GA.S S.p.A.	Trieste	Sanpaolo IMI Private Equity	1.08	2	(A)
		Cassa di Risparmio Udine e	1.00	2	(B)
		Pordenone

			2.08	4
AEM Torino S.p.A.	Turin	IMI Investimenti	1.47	7
AMPS S.p.A.	Parma	LDV Holding	17.31	38
APS—Azienda Padova Servizi S.p.A.	Padua	Cassa di Risparmio Padova e	1.49	5	(B)
		Rovigo
Autostrada BS-VR-VI-PD S.p.A.	Verona	Cardine Finanziaria	5.80	6	(B)
Azimut S.p.A.	Viareggio	LDV Holding	9.12	34
		Sanpaolo IMI Private Equity	0.08	—

			9.20	34
Banca d'Italia	Rome	Sanpaolo IMI	8.33	185
		Cassa di Risparmio Bologna	6.20	—	(B)
		Cassa di Risparmio Padova e	1.20	—	(B)
		Rovigo
		Cassa di Risparmio Venezia	0.88	—	(B)
		Cassa di Risparmio Udine e	0.47	—	(B)
		Pordenone
		Cassa di Risparmio di Gorizia	0.15	—	(B)

			17.23	185
Banca Popolare di Lodi S.c.r.l.	Lodi	IMI Investimenti	1.42	19
Banco del Desarrollo S.A.	Chile	Sanpaolo IMI	15.72	19
Banksiel S.p.A.	Milan	Sanpaolo IMI	7.00	3
Banque Espirito Santo et de la Venetie S.A.	France	Prospettive 2001	18.00	10	(D)
Beni Stabili S.p.A.	Rome	Invesp	2.87	17
		Sanpaolo IMI	0.12	1	(B)

			2.99	18

BIAT S.A.	Tunisia	Sanpaolo IMI	5.61	8
Borsa Italiana S.p.A.	Milan	Banca IMI	7.94	22
		Sanpaolo IMI	4.14	40
		IMI Bank (Lux)	0.43	—

			12.51	62
Cassa di Risparmio di Ferrara S.p.A.	Ferrara	Prospettive 2001	1.29	6	(B)(D)
CDC Finance IXIS S.A.	France	Sanpaolo IMI	3.45	323
Centrale dei Bilanci S.r.l.	Turin	Sanpaolo IMI	12.59	6
Centro Agroalimentare di Napoli S.c.p.A.	Naples	Sanpaolo IMI	15.68	3	(E)
Centro Factoring S.p.A.	Florence	Invesp	10.81	3	(B)(F)
Centro Leasing S.p.A.	Florence	Invesp	12.33	15	(B)(F)
Cimos International d.d.	Slovenia	Banka Koper	13.55	7
Compagnia Assicuratrice Unipol S.p.A.	Bologna	Invesp	2.02	41	(B)(F)
Convergenza S.c.a.	Luxembourg	NHS Luxembourg	10.00	8
Dyckerhoff A.G.	Germany	IMI Investments	7.76	28
		IMI Finance	4.36	17

			12.12	45	(G)
Enel S.p.A.	Rome	IMI Investimenti	0.04	13
Engineering Ingegneria Informatica S.p.A.	Rome	Sanpaolo IMI Private Equity	1.60	3	(A)
Eni S.p.A.	Rome	IMI Investimenti	0.20	107
Euromedia Venture Belgique S.A.	Belgium	NHS Luxembourg	9.68	3
FIAT S.p.A.	Turin	IMI Investimenti	1.48	80
Fin.Ser. S.p.A.	Padua	Cassa di Risparmio Padova e	15.00	4	(B)
		Rovigo
Fincantieri—Cantieri Navali Italiani S.p.A.	Trieste	IMI Investimenti	1.21	4
		Sanpaolo IMI	0.76	3	(E)

			1.97	7
Hutchinson 3G Italia S.p.A.	Milan	NHS Investments	5.58	145
		3G Mobile Investments 2	2.23	—	(C)

			7.81	145
Istituto Enciclopedia Italiana S.p.A.	Rome	Sanpaolo IMI	8.00	3
Istituto per il Credito Sportivo	Rome	Sanpaolo IMI	10.81	19
Italenergia Bis S.p.A.	Turin	IMI Investimenti	12.48	431
Kiwi II Ventura Servicos de Consultoria S.A.	Madeira	Sanpaolo IMI Private Equity	1.06	5	(A)
Kredyt Bank S.A.	Poland	Sanpaolo IMI	5.20	28	(B)

Merloni Termosanitari S.p.A.	Ancona	LDV Holding	6.05	22
		Banca Popolare dell'Adriatico	1.37	5	(B)

			7.42	27
Olivetti S.p.A.	Ivrea	Invesp	0.30	28
		IMI Investimenti	0.04	4

			0.34	32
Praxis Calcolo S.p.A.	Milan	LDV Holding	12.50	6
		Sanpaolo IMI Private Equity	0.25	—

			12.75	6
Sagat S.p.A.	Turin	IMI Investimenti	12.40	18
Santander Central Hispano S.A.	Spain	Sanpaolo IMI	1.10	342
		Sanpaolo IMI International	1.77	548

			2.87	890
Serenissima Infracom S.p.A.	Verona	Cardine Finanziaria	7.35	25	(B)
Simest S.p.A.	Rome	Sanpaolo IMI	4.01	6
Spinner Global Technology Fund Ltd	Netherlands	Sanpaolo IMI Private Equity	2.23	7	(A)
Antilles
Transdev S.A.	France	FIN.OPI	7.00	9	(H)
Other equity investments				55

	Total Other significant equity investments			2,798

Composition of the investment portfolio

Analysis of caption 80 "Investments in Group companies"(Table 3.5 B.I.)

	12/31/03	12/31/02
	(€/mil)
(a) Investment in banks
1. quoted	—	—
2. unquoted	—	1
(b) Investment in financial institutions
1. quoted	—	—
2. unquoted	11	23
(c) Other investments
1. quoted	—	—
2. unquoted	1,119	816

Total	1,130	840

Analysis of caption 70 "Equity investments" (table 3.4 B.I.)

	12/31/03	12/31/02
	(€/mil)
(a) Investments in banks
1. quoted	1,327	1,137
2. Unquoted	869	617
(b) Investments in financial institutions
1. quoted	—	11
2. unquoted	195	124
(c) Other investments
1. quoted	200	356
2. unquoted	851	979

Total	3,442	3,224

        As of December 2003, the principle characteristics of the commitments and options on significant investments are provided below:

  •
  the Cassa dei Risparmi di Forlì share purchase agreement of November 29, 2000, between Fondazione CR Forlì (seller) and SANPAOLO IMI and Cassa di Risparmio di Firenze (purchasers), provides that the purchasers shall grant Fondazione an option to sell ordinary shares representing not more than 51.35% of the share capital of CR Forlì, to be exercised in a number of tranches, at a unit price of € 8.11 per share for the first two tranches and at a price determined according to the "fair market value" for the last tranches. The put option may be exercised by Fondazione at any time between June 12, 2002 and the 15th day before the expiry of the first period for notice of termination of the Consortium Agreement drawn up between the same parties (December 31, 2008). On May 12, 2003 Fondazione CR Forlì exercised the first tranche of the put option on 8,335,370 shares (equal to 8.75% of the share capital), for a price of € 68 million. After acquisition, the investment held by SANPAOLO IMI rose to 29.77%. The option on the portion of share capital still held by Fondazione, involved the booking of € 231 million to commitments for the "put options issued";

  •
  the agreement between the Bank and the majority shareholders of Banka Koper, aimed at purchasing a controlling investment in the company, provides that, in the event the Public Office in March 2002 for the entire share capital of the company is successful, SANPAOLO IMI guarantees the leading shareholders a put option on their shares which were not contributed in the Public Offering. Such entitlement is also extended to each shareholder which contributed at least one share to the Public Offering. Each shareholder may exercise the put option during the 30 days after March 31, June 30, September 30, and December 31, of each year, commencing from the 30 days after December 31, 2002 and up to the 30th day after June 30, 2006. The price is equal to that of the Public Offering, plus interest calculated on the rate paid by Banka Koper one 'year and one day' deposits in Slovenian Tolar, for the period extending from the last effective day of the Public Offering, to the day on which the put option is exercised and is reduced by the dividends collected on such shares. This transaction involved the booking of € 88 million to "commitments for the issue of put options";

  •
  in the context of the agreement concluded on November 15, 1999 between Ente Cassa di Risparmio di Firenze and SANPAOLO IMI for the acquisition of a 15% stake in Cassa di Risparmio di Firenze, a right of pre-emption at "fair price" was granted to SANPAOLO IMI on CARIFI shares transferred by Ente CRF. The agreement also provided that, in the event that SANPAOLO IMI should not exercise its pre-emption right, the shares involved, representing a total of around 10.8% of CRF share capital, may be offered on sale to third parties at the same "fair price". In the event of an unsuccessful sale to third parties, Ente CRF is entitled to offer the shares on sale to the Bank, who is obliged to purchase them at a price equal to the arithmetical average of the official stockmarket prices over the previous three months, increased by 50%, on the condition that the average daily volume of dealings in the shares is equal to € 3 million (under this assumption, the amount as of December, 31, 2003, is amounted to € 238 million). If, however, the average daily volume of dealings in the shares is less than € 3 million, the price will be determined according to the best technical valuation of the sector. Considering that the conditions under which the Bank is obliged to purchase in the event of an unsuccessful sale to third parties by Ente CRF and that the Bank has not yet expressed its willingness to exercise its pre-emption rights, no amount for commitments has been recorded to the financial statements.

  •
  In the context of the agreement concluded on July 16, 2003 between SANPAOLO IMI and the Fondazioni shareholders of Banca delle Marche, which led to the take over of 7% of the share capital in the latter bank, SANPAOLO IMI granted to the Fondazioni a put option on 8% of the bank's capital, exercisable before 12/31/06. The unit price for exercising the put option shall equal the greater amount of: (i) € 1.8, plus the one-month Euribor rate (365 day basis) from the date of execution of the contract to the date on which the put option is exercised, less the dividends collected by Fondazioni in the same period and, (ii) € 1.8 plus any increase in net equity of each Banca delle Marche share from 12/31/02 to the date on which the put option is exercised, on the basis of the latest financial statements or the half year report, whichever is most recent. This transaction involved the booking of € 107 million in commitments regarding "put options issued".

  In the context of the parasocial contracts valid up to 12/31/06, which may be extended on agreement between the parties, SANPAOLO IMI has a pre-emptive right to purchase the remaining shares which Fondazioni may decide to sell, with the exception of limited assumptions, and the right to co-sell (at a price not lower than that paid) if the pre-emptive right is not exercised.

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

Changes during the year in the investment portfolio

        The following table shows the changes during 2003 in the investment portfolio:

Investments in Group companies (Table 3.6.1 B.I.)

(€/mil)
A. Opening balance as of January 1, 2003	840

B. Increases
B1. purchases	93
B2. writebacks	—
B3. revaluations	—
B4. other changes	258

C. Decreases
C1. sales	2
C2. adjustments	30
including:
long-term writedowns	30
C3. other changes	29

D. Closing balance as of December 31, 2003	1,130

E. Total revaluations	69

F. Total adjustments	853

        Subcaption B1. "Purchases" reflects the payments during the year to the share capital of Sanpaolo Vita S.p.A. (€ 60 million) and to Fideuram Vita S.p.A. (€ 31 million). Furthermore, this caption includes a total of € 2 million for investments made during the year for the formation of Consumer Financial Services S.r.l..

        Subcaption B4. "Other changes" includes the transfer of the real estate branch of the Parent Bank to the subsidiary CSP Investimenti S.r.l. (€ 160 million), as well as the increase in value of subsidiary companies valued according to the equity method (€ 79 million). This subcaption also reflects the € 15 million transfer of the shareholding in Noricum Vita S.p.A. from "Other changes" to the aggregate in question.

        Subcaption C1. "Sales" reflects the sale price of IMIWeb (UK) Limited (€ 2 million).

        Subcaption C2. "Adjustments" refers to the write down of the investment in 3G Mobile Investments S.A. by IMI Investimenti (€ 30 million) (see Note 27 "Adjustments, writebacks and provisions" on page F-152).

        Subcaption C3. "Other changes" reflects the decrease (€ 12 million) following the line by line consolidation of Sanpaolo IMI Internazionale S.p.A. and NHS Mezzogiorno SGR S.p.A.. This subcaption also includes decreases in a number of subsidiaries valued according to the net equity method (€ 8 million) and the exit of the subsidiaries controlled by Banque Sanpaolo S.A. (€ 5 million) from the consolidation area following the disposal of the controlling stake in the bank (60%).

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

        Subcaption B1. "Purchases" reflects the increase in share capital of Sanpaolo Vita S.p.A. (€ 70 million), of Fideuram Vita S.p.A. (€ 74 million) and of Sanpaolo IMI Internazionale (€10 milion). Furthermore, this caption also include a total of € 3 million for investments made during the year for the formation of NHS Mezzogiorno SGR S.p.A. (€ 2 million) and for the purchase of Eptaventure S.p.A. (€ 1 million).

        Subcaption B4. "Other changes" includes the entry in portfolio of companies included in consolidation this year for the first time and, especially, the Cardine Group (€ 12 million) and FIN. OPI S.p.A. (€ 14 million). Also included are increases in subsidiaries valued according to the net equity method (€ 65 million) and income from disposal of Datitalia Processing S.p.A. (€ 3 million).

        Subcaption C3. "Other changes" reflects the decrease (€ 17 million) following the line-by-line consolidation of Prospettive 2001 S.p.A., Esaban S.p.A. and Fideuram Asset Management (Ireland) Ltd. This subcaption is also effected by the decrease in value of subsidiary companies valued according to the equity method (€ 27 million).

        The following table shows the changes during 2003 in other equity investments:

Other equity investments (table 3.6.2 B.I.)

(€/mil)
A. Opening balance as of January 1, 2003	3,224

B. Increases
B1. purchases	400
B2. writebacks	216
B3. revaluations	—
B4. other changes	289
C. Decreases
C1. sales	224
C2. Adjustments	120
including:
long-term writedowns	108
C3. other changes	343
D. Closing balance as of December 31, 2003	3,442

E. Total revaluations	293
F. Total adjustments	1,155

        Subcaption B1. "Purchases" includes the investments made by the Parent Bank and by other Group companies in Synesis Finanziaria S.p.A. (€ 93 million), Banca delle Marche S.p.A. (€ 92 million), Edison S.p.A. (€ 66 million), Hera S.p.A. (€ 10 million), Galaxy S. a r.l. (€ 5 million) and Attività Finanziarie Merlo S.p.A. (€ 5 million), as well as the private equity investments in Carpine S.p.A. (€ 10 million) and Aeroporti Holding S.r.l. (€ 6 million) by the subsidiary Sanpaolo IMI Private Equity S.p.A.. Also included are increases in capital subscribed by the Group and increases in shareholdings in Fiat S.p.A. (€ 27 million), Compagnia Assicuratrice Unipol S.p.A. (€ 27 million), Borsa Italiana S.p.A. (€ 12 million), AEM Torino S.p.A. (€ 10 million), Banca Popolare di Lodi S.c.r.l. (€ 6 million), CDC Ixis S.A. (€ 5 million), Banco del Desarrollo S.A. (€ 4 million) and Noricum Vita S.p.A. (€ 4 million).

        Subcaption B2. "Writebacks" refers mainly to writebacks made by the Parent Bank and by Sanpaolo IMI International S.A. in Santander Central Hispano S.A. (€ 215 million).

        Subcaption B4. "Other increases" includes:

  •
  the book value of the shares held in Banque Sanpaolo S.A. (€ 173 million), Finconsumo Banca S.p.A. (€ 25 million) and IW Bank S.p.A. (€ 1 million), valued for the first time at equity and no longer consolidated line by line or proportionally;

  •
  profits (€ 54 million) realized from the sale of investments, of which € 9 million refer to the sale by IMI Investimenti S.p.A. of shares in Edison S.p.A., € 7 million to the disposal of shares held by the Parent Bank and by Invesp S.p.A. in Intesa Holding Asset Management S.p.A., € 6 million for the disposal by Invesp S.p.A. of Beni Stabili S.p.A. shares, € 5 million for the disposal by Friulcassa S.p.A. of shares in Cedacri S.p.A., € 3 million for the disposal by the Parent Bank of shares in Meliorbanca S.p.A., and € 15 million profit earned from the merchant banking activities of Ldv Holding BV;

  •
  the € 32 million increase in value of companies valued using the equity method;

  •
  the book value of portfolio investments of companies included in consolidation during the year for the first time, especially the Inter-Europa Bank Rt Group. (€ 2 million) and Cassa dei Risparmi di Forlì (€ 2 million).

        Subcaption C1. "Sales" refers to:

  •
  the disposal by IMI Investimenti of the shareholding in Edison S.p.A. for € 33 million, Enel S.p.A. for € 14 million, Eni S.p.A. for € 8 million and Acea S.p.A. for € 1 million;

  •
  the disposal by Ldv Holding Bv of the shareholding in Amps S.p.A. for € 44 million and in Wire Industries S.p.A. for € 6 million;

  •
  the disposal by IMI Investimenti S.p.A. and Invesp S.p.A. of the shareholding in Olivetti S.p.A. for € 29 million;

  •
  the disposal by the Parent Bank and IMI Investimenti S.p.A. of the shareholding in Banca Popolare di Lodi S.c.r.l. for € 25 million;

  •
  the disposal by the Parent Bank and by Invesp S.p.A. of the shareholding in Beni Stabili S.p.A. for € 24 million and Intesa Holding Asset Management S.p.A. for € 8 million;

  •
  the disposal by Sanpaolo IMI Private Equity S.p.A. of its shareholding in Spinner Global Technology Fund Ltd for € 8 million;

  •
  the disposal by Friulcassa S.p.A. of its shareholding in Cedacri S.p.A. for € 7 million;

  •
  the disposal by the Parent Bank of the shareholding in Adriavita S.p.A. for € 5 million and in Meliorbanca S.p.A. for € 4 million;

  •
  the disposal by Invesp S.p.A. of its shareholding in CBI Factor S.p.A. for € 3 million.

        Subcaption C2. "Adjustments" mainly reflects the writedown by NHS Investments S.A. of the investment in Hutchinson 3G Italia S.p.A. (€ 75 million), by IMI Investimenti S.p.A. in Fiat S.p.A. (€ 12 million) and by the Parent Bank and Sanpaolo IMI Internazionale S.p.A. in Kredyt Bank S.A. (€ 11 million). (Detail of other adjustments is provided in Note 27 "Adjustments, writebacks and provisions" on page F-152).

        Subcaption C3. "Other decreases" includes:

  •
  the transfer to dealing securities portfolio for the negotiation of the investments in Eni S.p.A. for € 100 million, Edison S.p.A. for € 39 million, Fiat S.p.A. for € 37 million, Zwahlen & Mair S.A. for € 2 million, and Euroclear Ltd for € 1 million;

  •
  the book values of investments in Cassa dei Risparmi di Forlì S.p.A. (€ 45 million), Eptaconsors S.p.A. (€ 32 million) and Inter-Europa Bank Rt (€ 8 million), following their first time inclusion in consolidation according to the line by line or proportional method;

  •
  the value of the companies held by Banque Sanpaolo S.A. (€ 28 million), excluded from the consolidation area, following the sale of the controlling stake in the bank (60%);

  •
  the € 19 million decrease in value of companies valued using the equity method;

  •
  the book value of the shares in Noricum Vita S.p.A. (€ 15 million) following its passage among controlling shares.

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

        Subcaption B.1 "Purchases" mainly comprises investments made by the Parent Bank and by other Group companies in Italenergia Bis S.p.A. (€ 183 million), Borsa Italiana S.p.A. (€ 51 million), Dyckerhoff A.G. (€ 45 million), Hutchinson 3G Italia S.p.A. (€ 15 million) and FIAT S.p.A. (€ 15 million).

        Subcaption B4. "Other increases" includes:

  •
  the book value of portfolio investments of companies included in consolidation this year for the first time and, especially, the Cardine Group (€ 240 million), Fin. OPI S.p.A. (€ 30 million) and Banka Koper d.d. (€ 15 million);

  •
  also included in this subcaption are profits (€ 143 million) realized from the sale of investments, of which € 62 million refer to the sale by the Parent Bank of shares in Cardine Banca, € 24 million to the disposal of shares held by certain Group companies in Monte Titoli S.p.A., € 12 million to the disposal by Banque Privée Fideuram Wargny of shares in Euronext Paris S.A. and € 22 million to the disposal of other minority shareholdings by Sanpaolo IMI Private Equity and by IMI Investimenti;

  •
  Italenergia Bis S.p.A. shares exchanged with Italenergia S.p.A. shares for the merger operation between Italenergia and Edison (€ 248 million). Furthermore, this subcaption also includes € 32 million for the increase in value of companies valued using the equity method.

        Subcaption C1. "Sales" refers to disposals by the Parent Bank (€ 603 million, of which € 473 million refer to the disposal of Cardine Banca S.p.A. shares and € 110 million refer to the disposal of Banca Agricola Mantovana), by Sanpaolo IMI Private Equity S.p.A. (€ 83 million for the minority shareholding in its own investment portfolio), by IMI Investimenti S.p.A. (€ 43 million), by Invesp S.p.A. (€ 25 million) and by Banque Privée Fideuram Wargny (€ 17 million).

        Subcaption C2. "Adjustments" mainly reflects writedowns made by the Parent Bank and Sanpaolo IMI International S.A. in Santander Central Hispano S.A. (€ 399 million) and by IMI Investimenti S.p.A. in Fiat S.p.A. (€ 82 million). (Detail of other adjustments is provided in Note 27 "Adjustments, writebacks and provisions" on page F-152).

        Subcaption C3. "Other decreases" includes:

  •
  the cancellation of Cardine Banca shares held in the Parent Bank portfolio following the merger (€ 105 million);

  •
  the value of the Italenergia S.p.A. shares exchanged with Italenergia Bis S.p.A. shares for the merger operation between Italenergia and Edison (€ 248 million);

  •
  the loss incurred following the disposal of the investment in Banca Agricola Mantovana S.p.A. (€ 96 million). This loss has, however, been offset by the profit generated from the disposal of the related options;

  •
  the book value of the Banka Koper d.d. investment (€ 37 million), which was consolidated proportionally for the first time this year.

Amounts due to and from Group companies and investments (non-Group companies)

        Amounts due to and from Group companies, as established in art. 4 of D.Lgs. 87/92, as well as subsidiaries and affiliated companies (non-Group companies), are analyzed in the following tables::

Amounts due to and from Group companies (table 3.2 B.I.)

	12/31/03	12/31/02
(a) Assets
1. due from banks of which:	—	—
—subordinated	—	—
2. due from financial institutions (*)	20	31
of which:
—subordinated	—	2
3. due from other customers	116	106
of which:
—subordinated	65	65
4. bonds and other debt securities	121	—
of which:
—subordinated	2	—

Total assets	257	137

(b) Liabilities
1. due to banks	40	16
2. due to financial institutions	7	17
3. due to other customers	326	302
4. securities issued	1,049	1,087
5. subordinated liabilities	2	—

Total liabilities	1,424	1,422

(c) Guarantees and commitments
1. guarantees given	5	5
2. commitments	6	—

Total guarantees and commitments	11	5

(*)
Excluding € 1,042 million Parent Bank loans (€ 1,285 as of December 31, 2002) due from Sga given the particular characteristics of the respective interest held (see Note 19 "Other liabilities" on page F-117).

Amounts due to and from investments (non-Group companies) (table 3.3 B.I.)

	12/31/03	12/31/02
(a) Assets
1. due from banks (*)	1,153	718
of which:
—subordinated	10	30
2. due from financial institutions	2,548	1,824
of which:
—subordinated	—	17
3. due from other customers	1,219	2,585
of which:
—subordinated	—	—
4. bonds and other debt securities (**)	90	108
of which:
—subordinated	12	4

Total assets	5,010	5,235

(b) Liabilities
1. due to banks (***)	1,939	923
2. due to financial institutions	313	178
3. due to other customers	296	484
4. securities issued	—	9
5. subordinated liabilities	—	8

Total liabilities	2,548	1,602

(c) Guarantees and commitments
1. guarantees given	1,085	847
2. commitments	435	517

Total guarantees and commitments	1,520	1,364

(*)
Including the compulsory reserve deposited with the Bank of Italy.

(**)
The subsidiary Sanpaolo Vita also holds bonds issued by Banque Sanpaolo and Carifirenze for € 320 million.

(***)
Including the repurchase agreements with the Bank of Italy.

        To supplement the previous table, amounts due to and from affiliated companies (in which Group companies hold 20% or more, or 10% or more if quoted) are analyzed below:

Amounts due to and from affiliated companies

	12/31/03	12/31/02
(a) Assets
1. due from banks	589	21
of which:
—subordinated	—	20
2. due from financial institutions	446	448
of which:
—subordinated	—	—
3. due from other customers	230	202
of which:
—subordinated	—	—
4. bonds and other debt securities (*)	12	80
of which:
—subordinated	12	4

Total assets	1,277	751

(b) Liabilities
1. due to banks	70	19
2. due to financial institutions	19	23
3. due to other customers	71	148
4. securities issued	—	9
5. subordinated liabilities	—

Total liabilities	160	199

(c) Guarantees and commitments
1. guarantees given	286	189
2. commitments	26	3

Total guarantees and commitments	312	192

(*)
The subsidiary Sanpaolo Vita also holds bonds issued by Banque Sanpaolo and Carifirenze for € 320 million.

(14) Tangible and Intangible Fixed Assets

        Tangible and intangible fixed assets comprise the following:

	12/31/03	12/31/02
	(€/mil)
Tangible fixed assets (caption 120)	1,972	2,229
Intangible fixed assets (caption 110)	343	406

Total	2,315	2,635

Tangible fixed assets (caption 120)

        Tangible fixed assets comprise:

	12/31/03	12/31/02
	(€/mil)
Property
—operating	1,535	1,716
—non-operating	221	256
Furniture and installations
—electronic equipment	116	138
—general and specific installations	45	51
—office furniture and equipment	53	66
—vehicles	2	2

Total	1,972	2,229

        The following table shows the changes in tangible fixed assets during 2003

Changes in tangible fixed assets during the year (Table 4.1 B.I.)

(€/mil)
A. Opening balance as of January 1, 2003	2,229

B. Increases	308
B1. purchases	178
B2. writebacks	—
B3. revaluations	65
B4. other changes	65

C. Decreases	565
C1. sales	18
C2. adjustments
(a) depreciation	249
(b) long-term writedowns	3
C3. other changes	295
D. Closing balance as of December 31, 2003	1,972

E. Total revaluations	1,458
F. Total adjustments	2,904
(a) accumulated depreciation	2,900
(b) long-term writedowns	4

        At the time of approval of the 2003 financial statements, Cassa di Risparmio di Padova e Rovigo, Cassa di Risparmio in Bologna, Friulcassa and Banca Popolare dell'Adriatico took advantage of the possibility to revaluate the company assets booked to the 2002 financial statements, in accordance with subsections 25 and 27 of Art. 2, of Law 350 dated 12/24/2003 (2004 Financial Law), which reopened the terms provided for by the original law 342/2000 (Art. 10-16).

        This revaluation, which provides for the payment of a substitute tax in place of Corporate Income Tax and the Regional Tax on Business equal to 19% on gains relating to amortizable assets and 15% on gains relating to non-amortizable assets, was applied to those assets owned but not used by the company (instrumental and non-instrumental).

        The criteria chosen to determine the maximum limit of the value of revaluation was the "market value", established by recent appraisals carried out by external companies and specialists (who applied a reduction in value of 17.5% to the so called "disposal packs") and also taking into account, as a precautionary measure, any minor realizable value of assets subject to purchase offers.

        The balance of the revaluation, net of the relevant substitute tax, has been accrued to a specific net equity reserve subject to taxation. Altogether the assets were revalued by € 65 million, the substitute tax totaled € 11 million, and the resulting difference of 54 million has been accrued to a revaluation reserve (see Note 18 on page F-109).

        The other increases refer mainly to the changes in the area of consolidation during the year.

        The other decreases refer mainly to the effect of the deconsolidation of Banque Sanpaolo and its subsidiaries (€ 105 million), as well as the transfer of non-operating assets of the Parent Bank to the subsidiary CSP Investimenti S.r.l., a subsidiary company valued according to the equity method. This transfer was completed on December 31, 2003 and includes the business branch composed of property considered not to be functional for the activities of the Parent Bank. This operation resulted in the disposal of a number of premises in over 100 buildings with a net book value of € 149 million. Among the properties included in the transfer of the business branch were 9 buildings, for a depreciable value of € 7 million, being historical buildings they are bound by law 1089/1939 and as such, subject to regulations provided by Law Decree 490/1999. In accordance with this legislation, the effectiveness of the transfer has been suspended pending the expiry of the pre-emptive rights of the State, in March 2004. In consideration of the aforementioned encumbrance, the property was kept in the financial statements of the Parent Bank as of December 31, 2003.

        The following table shows the changes in tangible fixed assets during 2002

Changes in tangible fixed assets during the year (Table 4.1 B.I.)

(€/mil)
A. Opening balance as of January 1, 2002	1,726

B. Increases	1,121
B1. purchases	218
B2. writebacks	—
B3. revaluations	—
B4. other changes	903

C. Decreases	618
C1. sales	207
C2. adjustments
(a) depreciation	294
(b) long-term writedowns	—
C3. other changes	117
D. Closing balance as of December 31, 2002	2,229

E. Total revaluations	1,358
F. Total adjustments	2,786
(a) accumulated depreciation	2,784
(b) long-term writedowns	2

Intangible fixed assets (caption 110)

        Intangible fixed assets comprise:

	12/31/03	12/31/02
Goodwill	7	16
Software in use	201	198
Software not yet in use	73	111
Other deferred charges	62	81

Total	343	406

        The caption "software in use" refers to purchases of new packages for integrating the operating network procedures.

        Amounts recorded to the caption "software not yet in use" relate to changes interventions to develop programs mainly ordered from third parties and not yet completed.

        Other "Deferred charges" include:

  •
  € 49 million (€ 58 million as of December 31, 2002) for leasehold property improvements;

  •
  € 2 million (€ 2 million as of December 31, 2002) for start-up and expansion costs.

        The following table shows the changes in intangible fixed assets during 2003.

Changes in intangible fixed assets during the year (Table 4.2 B.I.)

(€/mil)
A. Opening balance as of January 1, 2003	406

B. Increases	363
B1. purchases	211
B2. writebacks	—
B3. revaluations	—
B4. other changes	152

C. Decreases	426
C1. sales	—
C2. adjustments
(a) amortization	232
(b) long-term writedowns	8
C3. other changes	186

D. Closing balance as of December 31,2003	343

E. Total revaluations	—
F. Total adjustments	551
(a) accumulated amortization	551
(b) long-term writedowns	—

        The other increases and decreases refer mainly to the changes in the area of consolidation during the year.

        Software investments in 2003 increased mainly because of the development of the Bank's data processing system, the modernizing of branch and central office hardware, the development of new software applications for the network, the migration of the former Banco di Napoli branches and the subsequent spin off of the branches of the Parent Bank located in the regions of Campania, Apulia, Basilicata and Calabria into Sanpaolo Banco di Napoli and the integration of information technology and operation activities of the former Cardine bank networks into the SANPAOLO IMI IT system.

        The following table shows the changes in intangible fixed assets during 2002.

Changes in intangible fixed assets during the year (Table 4.2 B.I.)

(€/mil)
A. Opening balance as of January 1, 2002	367

B. Increases	373
B1. purchases	242
B2. writebacks	—
B3. revaluations	—
B4. other changes	131

C. Decreases	334
C1. sales	1
C2. adjustments
(a) amortization	260
(b) long-term writedowns	16
C3. other changes	57

D. Closing balance as of December 31,2002	406

E. Total revaluations	—
F. Total adjustments	1,019
(a) accumulated amortization	994
(b) long-term writedowns	25

(15) Other Assets

        Consolidated asset captions 90, 100, 150 and 160, not commented upon previously, comprise the following:

	12/31/03	12/31/02
	(€/mil)
Goodwill arising on consolidation (caption 90)	883	842
Goodwill arising on application of the equity method (caption 100)	76	188
Other assets (caption 150)	17,986	20,494
Accrued income and prepaid expenses (caption 160)	3,105	2,852

Total	22,050	24,376

Other assets (caption 150)

Analysis of caption 150 "Other assets" (Table 5.1 B.I.)

	12/31/03	12/31/02
	(€/mil)
Valuation of derivatives on interest rates and stockmarket indices	4,586	6,084
Effect of currency hedges, forex swap and cross-currency swap	454	1,012
Unprocessed transactions (*)	2,522	1,833
Deferred tax assets (**)	1,488	1,697
Tax collection accounts	1,210	1,379
Due from tax authorities:	2,407	2,212
—prepaid current year direct taxes	516	574
—tax credits relating to prior years	959	558
—taxes paid in advance on termination indemnities (Law 662/96)	69	79
—taxes withheld during the year	344	252
—other credits	519	749
Amounts in transit with branches and subsidiaries (*)	1,416	1,444
Loans to be restored ex Law 588/96 (***)	—	580
Premiums paid on purchased options	1,296	1,066
Other items derivative contracts	1,032	341
Debt positions in FX to be settled	35	858
Checks and other instruments held	30	87
Net effect of translating funds from international agencies using current rates, with the exchange risk borne by third parties	16	31
Items relating to securities transactions	35	11
Transactions by foreign branches	7	8
Other (****)	1,452	1,851

Total	17,986	20,494

(*) The amounts were mostly settled at the beginning of the new financial year.

(**) More details on deferred tax assets can be found in Note 17 "Provisions" on page F-92.

(***) More details can be found in Note 19 "Other Liabilities" on page F-117.

(***) "Other" includes the estimated realizable value of € 1.3 million for the loan arising from the Rome Court of Appeal in relation to the IMI-SIR dispute. Detailed information on this dispute is provided later in this Note.

IMI Sir dispute

        Other assets include € 1.3 million which refer to the net carrying amount of the loan which was definitively enforced by the First Civil Section of the Supreme Court through sentence 2469/03. This sentence has substantially confirmed decision no. 2887, passed by the Rome Court of Appeal on September 11, 2001, which condemned Consorzio Bancario SIR S.p.A. (in liquidation) to reimburse to the Bank the sum of € 506 million previously paid by IMI to the heirs of Mr. Nino Rovelli as compensation for damages, in accordance with the sentence passed by the Rome Court of Appeal on November 26, 1990. However, the sentence changed the ruling on the amount of interest payable by the Consorzio—on the grounds of procedures and not of merit—in respect of whether or not it should include the amount matured from the date on which the appeal was served (equal to around € 72.5 million as of December 31, 2001). Furthermore, the Supreme Court referred to another section of the Rome Appeal Court the decision on whether or not the total amount owed to the Bank by Consorzio should be reduced by approximately € 14.5 million, as compensation for the damages related to the transaction between the Consorzio and IMI in respect of the additional agreement of 7.19.1979: if the trial judge holds the claim amount unjustified, the sentence against the Consorzio to pay the sum of € 506 million will be reduced accordingly. In this respect, proceedings have begun within the terms, for the resummons of the sentence before the Rome Court of Appeal—where judgment is currently pending.

        The same Supreme Court sentence passed final judgment on the right of Consorzio to be held harmless in respect of Mrs Battistella Primarosa (heir to Mr. Nino Rovelli) and of Eurovalori S.p.A.. The Supreme Court also endowed the Consorzio's right to recourse as subordinate to the previous payment of the amount owed to SANPAOLO IMI S.p.A. and assigned the sentence on this particular appeal to the trial judge.

        For the purposes of preparing the financial statements, the book value of the loan subject to the Supreme Court sentence has been calculated in accordance with national and international accounting standards for revenue recognition, on the basis of its estimated realizable value, as confirmed by authoritative opinions.

        With reference to the above, taking into account that the initiatives taken so far have not achieved substantial results, the Bank has considered that the estimated realizable value of this loan should be within the bounds of the Consorzio's capital and its ability to pay; such amount, net of the effects attributable to the previously mentioned Supreme Court sentence, being substantially in line with that currently recorded.

        Taking a consistent approach, since 2001, the investment held in the Consorzio has been written down to zero.

        On April 29, 2003, the Criminal Section IV of the Court of Milan, finally sentenced Rovelli's heir and the other co-defendants to different terms of imprisonment in relation to their respective levels of responsibility for the crimes committed, establishing also the compensation for damages to be awarded to the plaintiffs, among which SANPAOLO IMI.

        To this end it should be noted that the Court quantified the amount of damages to be liquidated solely for moral injury at € 516 million, without however granting provisional enforceability of the sentence, which would have allowed the plaintiffs to take immediate action in order to recover the amount receivable.

        Therefore, since the sentence is not final nor binding (in that a plea for burden has been proposed by all the parties), it is expected that under the circumstances no relevance can be given to the amount due from Consorzio Bancario SIR either autonomously or as an element of valuation.

Accrued income and prepaid expenses (caption 160)

Analysis of caption 160 "Accrued income and prepaid expenses" (Table 5.2 B.I.)

	12/31/03	12/31/02
	(€/mil)
Accrued income
—income from derivative contracts	1,163	843
—interest from loans to customers	536	597
—interest on securities	275	346
—bank interest	100	125
—other	149	152
Prepaid expenses
—commission on placement of securities and mortgage loans	213	276
—charges on derivative contracts	31	33
—discounts on bond issues	277	236
—other	361	244

Total	3,105	2,852

Other information

Distribution of subordinated assets (Table 5.4 B.I.)

	12/31/03	12/31/02
	(€/mil)
(a) Due from banks	10	55
(b) Loans to customers	66	68
(c) Bonds and other debt securities	165	189

Total	241	312

        Subordinated loans to banks and to customers refer mainly to Group companies. Subordinated bonds and other debt securities refer mainly to issues by prime banking institutions and securities which represent securitization transactions (see Note 21 "Concentration and distribution of assets and liabilities" on page F-133).

(16) Payables

        Detail of the total balance for the Group is provided below:

	12/31/03	12/31/02
	(€/mil)
Due to banks (caption 10)	28,534	24,456
Due to customers (caption 20)	79,993	85,280
Securities issued (caption 30)	51,553	51,561
Public funds administered (caption 40)	175	208

Total	160,255	161,505

Due to banks (caption 10)

        Deposits taken from banks are analyzed as follows:

	12/31/03	12/31/02
	(€/mil)
Due to central banks
—repurchase agreements and securities borrowed	1,704	842
—other deposits from the Italian Exchange Office	355	28
—other deposits from central banks	1,918	905
Due to banks
—deposits	9,762	9,603
—repurchase agreements and securities borrowed	5,998	2,802
—medium and long-term loans from international bodies	6,360	5,881
—current accounts	721	943
—other	1,716	3,452

Total	28,534	24,456

Details of "Due to banks" (Table 6.1 B.I.)

	12/31/03	12/31/02
	(€/mil)
(a) Repurchase agreements	7,582	3,534
(b) Securities borrowed	120	110

        Loans from international organizations include loans used by the Group to finance investment projects in industrial sectors and in public utility services.

Due to customers and securities issued (captions 20 and 30)

        Funds obtained from customers, comprising deposits from customers and securities issued, are detailed below:

	12/31/03	12/31/02
	(€/mil)
Due to customers
—current accounts	53,968	52,197
—repurchase agreements and securities borrowed	10,073	12,917
—savings deposits	14,405	18,116
—short-term payables relating to special management services
carried out for the government	230	313
—other (*)	1,317	1,737
Securities issued
—bonds	39,979	39,447
—certificates of deposit	7,149	7,310
—bankers' drafts	641	648
—other securities	3,784	4,156

Total	131,546	136,841

(*) Essentially comprises short positions on securities taken as part of stockbroking activities.

Details of "Due to customers" (Table 6.2 B.I.)

	12/31/03	12/31/02
	(€/mil)
(a) Repurchase agreements	9,946	12,779
(b) Securities borrowed	127	138

        There have been no issues of bonds convertible into shares of the Bank or other companies, or similar securities or bonus shares.

Public funds administered (caption 40)

        Public funds administered, provided by the State and other public agencies, are analyzed below:

	12/31/03	12/31/02
	(€/mil)
Funds provided by the State	52	151
Funds provided by regional public agencies	123	19
Other funds	—	38

Total	175	208
of which:
funds with risk borne by the government under Law 19 of 2/6/87	10	59

Other information relating to payables

        Information regarding the distribution of deposits by geographical area, type of currency and degree of liquidity is reported in Note 21 on page F-132.

(17) Provisions

        The Group provisions are detailed below:

	12/31/03	12/31/02
	(€/mil)
Provisions for employee termination indemnities (caption 70)	946	961
Provision for risk and charges (caption 80)
—pensions and similar commitments (caption 80a)	304	343
—taxation (caption 80b)	732	670
—other (caption 80c)	1,946	1,768
Reserve for probable loan losses (caption 90)	91	71

Total	4,019	3,813

Provisions for employee termination indemnities (caption 70)

        The following table shows changes in the reserve for termination indemnities during 2003.

(€/mil)
Opening balance—January 1, 2003	961

Increases
—provisions	101
—employment contract acquisition	—
—other changes	13

Decreases
—advances allowed under Law 297/82	16
—indemnities to employees leaving the Group	96
—transfers	—
—other changes	17

Closing balance—December 31, 2003	946

        The following table shows changes in the reserve for termination indemnities during 2002.

(€/mil)
Opening balance—January 1, 2002	734
Increases
—provisions	104
—employment contract acquisition	1
—other changes	222

Decreases
—advances allowed under Law 297/82	19
—indemnities to employees leaving the Group	67
—transfers	1
—other changes	13

Closing balance—December 31, 2002	961

        The increases in other changes refer mainly to the contribution of the former Cardine Group (€ 221 million as of December 31, 2001).

Provisions for risks and charges (caption 80)

Pensions and similar commitments (caption 80.a)

        The following table shows changes in the reserve for pensions and similar commitments during 2003.

(€/mil)
Opening balance—January 1, 2003	343
Increases
—provisions	14
—other	11

Decreases
—utilisations	24
—other	40

Closing balance—December 31, 2003	304

        As of December 31, 2003 the provision is made up of € 298 million from the former Cardine Group banks (€ 302 million as of December 31, 2002) and € 6 million from the Cassa dei Risparmi di Forlì. The reserve accrued by the Parent Bank as of December 31, 2002, (€ 41 million) to cover charges in relation to the integration of the pension paid to former IMI S.p.A. staff, has been transferred during the year to Section A of the Pensions Reserve in relation to former Banco di Napoli staff, subject to the Bank's original obligation in respect of access to the fund (the transfer has been booked to other decreases for a value of € 39 million).

        Accruals to the reserve in question were made on the basis of independent actuary appraisals

        The following table shows changes in the reserve for pensions and similar commitments during 2002

(€/mil)
Opening balance—January 1, 2002	43
Increases
—provisions	24
—other	305

Decreases
—utilisations	27
—other	2
Closing balance—December 31, 2002	343

        As of December 31, 2002, this reserve is made up of € 41 million from the Parent Bank to cover charges in relation to the integration of the pension paid to former IMI S.p.A. staff (€ 43 million as of December 31, 2001) and of € 302 million from companies of the former Cardine Group (€ 300 million as of December 31, 2001 shown under "Increases—other").

Taxation (caption 80.b)

        The following table shows changes in the reserve for taxation during 2003.

Changes in the reserve for taxation during the year 2003

	Current tax liabilities	Deferred tax liabilities	(€/mil) Total
Opening balance—January 1, 2003	534	136	670

Increases
—provisions for current income taxes	461	34	495
—other changes	79	141	220

Decreases
—payment of income taxes	386	163	549
—other changes	58	46	104

Closing balance—December 31, 2003	630	102	732

        The provisions for taxation are composed of € 630 million to cover current income taxes and actual, existing or potential fiscal disputes, including local taxes payable by foreign branches and subsidiaries, as well as € 102 million to cover deferred taxes.

        During the year, SANPAOLO IMI and many of its subsidiaries have adhered to an initiative in terms of "tax reform and benefits" in compliance with the 2003 Budget Law ("Legge Finanziaria"), by sustaining a total charge of € 48 million, of which € 21 million with the use of pre-existing reserves (for further detail refer to Note 28 "Other consolidated statement of income captions" on page F-157). As regards fiscal disputes, it is worth pointing out that:

•
in a sentence dated October 23, 2003, the subsidiary Fideuram Vita obtained a favorable judgment from the Supreme Court in respect of its dispute with the tax authorities regarding the years from 1985 to 1987;

•
the subsidiary Sanpaolo Life Ltd, pursuant to Art. 15 of the aforementioned 2003 Budget Law, closed the action made in December 2002 by the Tax Police in the context of an examination of Banca Sanpaolo Invest S.p.A. With respect to the Sanpaolo Life products promoted by Banca Sanpaolo Invest and by other SANPAOLOIMI Group distribution channels on behalf of the insurance broker with which Life has a distribution agreement, the Tax Police claim that Sanpaolo Life is effectively a fixed business in Italy and therefore applicable to taxation on its products.

        Deferred tax assets and liabilities recorded in the consolidated financial statements refer to temporary differences between the accounting and fiscal value of assets and liabilities accrued in 2003 and in prior years, for which it is deemed likely that a tax liability will be incurred in the future (in the case of deferred tax liabilities) or which will most likely be recovered (in the case of deferred tax assets). Deferred taxation has been calculated by each Group company and also on consolidation in respect of the tax effect of specific consolidation entries. The tax effect relating to provisional differences of each Group subsidiary has been calculated applying different tax rates according to the respective country of residence.

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

        The taxation reserve is to cover current income taxes and actual and potential fiscal disputes (€ 534 million), including local taxes payable by foreign branches, as well as deferred taxes (€ 136 million).

        The following tables about deferred tax liabilities and deferred tax assets are available for the year 2003 and 2002.

Detail of deferred tax liabilities

	12/31/03	12/31/02
	(€/mil)
Deferred tax liabilities charged to the statement of income:	88	112
—on the earnings of subsidiary companies	7	13
—other	81	99
Deferred tax liabilities charged to shareholders' equity:	14	24
—on Parent Bank reserves:	13	13
Reserve for general banking risks	—	—
Other reserves—Reserves ex Law 169/83	4	4
Other reserves—Reserves ex Legislative Decree 213/98	9	9
—on reserves of other subsidiaries	1	11

Total	102	136

Changes in deferred tax liabilities charged to the statement of income

        The following table shows changes in deferred tax liabilities charged to the statement of income during 2003.

Changes in deferred tax liabilities (Bank of Italy instructions dated 08/03/99)

		(€/mil)
1.	Opening balance—January 1, 2003	249

2.	Increases
	2.1 Deferred tax liabilities arising during the year	34
	2.2 Other increases	4

3.	Decreases
	3.1 Deferred tax liabilities reversing during the year	163
	3.2 Other decreases	3

4.	Closing balance—December 31, 2003(*)	121

(*) Where applicable, this refers to the total deferred taxation before compensation with the assets for advance taxation.

Compensation between deferred tax liabilities and deferred tax assets during 2003

(€/mil)
Deferred tax liabilities before compensation	121
Compensation with deferred tax assets	33

Deferred tax liabilities, net(*)	88

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

Changes in deferred tax liabilities charged to shareholders' equity

        The following table shows changes in deferred tax liabilities charged to shareholders' equity during 2003.

Changes in deferred tax liabilities (Bank of Italy instructions dated 08/03/99)

		(€/mil)
1.	Opening balance—January 1, 2003	24

2.	Increases
	2.1 Deferred tax liabilities arising during the year	—
	2.2 Other increases	—

3.	Decreases
	3.1 Deferred tax liabilities reversing during the year	—
	3.2 Other decreases	10

4.	Closing balance—December 31, 2003	14

        "Other decreases" mainly due to the deconsolidation of Banque Sanpaolo.

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

        "Deferred taxation liabilities reversing during the year" in 2002 refer to the Parent Bank in respect of:

•
the write-off of the deferred tax reserve relating to the Reserve for General Banking Risks, after the latter reserve had been fully utilized and charged to the statement of income;

•
the utilization of the deferred tax reserve in respect of the reserve ex Decree 213/98.

Detail of deferred tax assets

Changes in deferred tax assets credited to the statement of income

        The following table shows changes in deferred tax assets credited to the statement of income during 2003.

Changes in deferred tax assets (Bank of Italy instructions dated 08/03/99)

		(€/mil)
1.	Opening balance—January 1, 2003	1,584

2.	Increases
	2.1 Deferred tax assets arising during the year	398
	2.2 Other increases	15

3.	Decreases
	3.1 Deferred tax assets reversing during the year	642
	3.2 Other decreases	60

4.	Closing balance—December 31, 2003(*)	1,295
(*) Where applicable, this refers to the total deferred tax assets before compensation with the deferred tax liabilities.

        "Other decreases" mainly due to the deconsolidation of Banque Sanpaolo.

Compensation between deferred tax assets and deferred tax liabilities in 2003

(€/mil)
Deferred tax assets before compensation	1,295
Compensation with deferred tax liabilities	33
Deferred tax assets, net(*)	1,262

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

Compensation between deferred tax assets and deferred tax liabilities in 2002

(€/mil)
Deferred tax assets before compensation	1,584
Compensation with deferred tax liabilities	137
Deferred tax assets, net(*)	1,447

(*) This refers to the total of caption 150.b of the Balance Sheet, Other assets.

"Other increases" essentially includes:

•
the balance of the former Cardine Group deferred tax assets as of 1/1/2002 (€ 177 million);
•
the effect of such compensation between deferred tax assets and liabilities, carried out in prior years in the presence of adequate assumptions (€ 26 million);
•
advance taxation recorded by the Parent Bank in respect of higher income taxes relating to the IMI-SIR sentence (€ 213 million);
•
the change in tax rate by the Parent Bank in respect of deductible provisional differences for the former Banco di Napoli (€ 25 million).

"Other decreases" refer mainly to the Parent Bank in respect of the tax charge for the year 2001 and to the adjustment to tax rates and deductible provisional differences applicable to SANPAOLO IMI (reduction in the Corporate Income Tax rate introduced in the tax legislation).

Changes in deferred tax assets credited in net shareholders' equity

        During 2002 tax benefits for € 250 million were in respect of funds concerning the deferred tax asset generated by the merger of Banco di Napoli into SANPAOLO IMI, in relation to the quota of goodwill on Banco di Napoli, credited in 2000 to offset pre-existing negative differences at first consolidation. This amount decreased by € 24 million in 2003 following the booking in the consolidated statements of income of the tax effects generated by the amortization of the merger differences following the aforementioned merger operation.

Information as per Consob Communication 1011405 dated February 15, 2001

Tax benefits under Decree 153 dated 5/17/99 (Ciampi Law)

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

        Through a statement dated December 11, 2001, the European Commission declared that the tax benefits under the "Ciampi Law" were incompatible with Community principles. Together with the Italian Government who, in February 2002, filed an appeal against the European Court of Justice, ABI (the Italian Bankers Association) and the banks concerned, including SANPAOLO IMI, petitioned the High Court of Luxembourg to cancel the decision of the European Commission. The dispute is still pending even if, in view of the pending sentence on the appeal filed by the Government before the Court of Justice, the Court has decided to suspend judgment until the appeal by the Italian Government is settled. All in all this latest development has limited the possibility for private parties (among which our Bank) to enforce the specific reasons for grievance against the lodged appeal. This is why an attempt was made to obtain a review of the order to suspend the sentence issued by the Court. Unfortunately this attempt was unsuccessful.

        Therefore ABI and the banks concerned are now forced to wait until the Court of Justice pronounces judgment on the proceedings brought by the Italian Government, the consequences of which, in all probability, will influence profoundly the outcome of their own appeal as soon as it can resume its course before the High Court.

        Following the aforementioned decision by the European Commission, decree law 63 of April 15, 2002 (subsequently converted into Law 112 on June 15, 2002) suspended the "Ciampi Law" with effect from 2001. Commencing from that year, current income taxes and deferred taxes have therefore been determined without taking into account the benefits in question. Furthermore, through decree law 282 of December 24, 2002 (subsequently converted into Law 27 on February 21, 2003), the Government implemented the decision of the Commission whereby it enforced payment of the unpaid taxes (being the relief granted to banks through the "Ciampi Law") by December 31, 2002. It should be noted that SANPAOLO IMI and the Cardine group merged banks—that, through the law in question, benefited from tax relief for the years 1998, 1999 and 2000—had accrued prudently the corresponding amount to the tax reserve.

        In respect of the expiry on December 31, 2002, the Parent Bank paid € 200 million, which corresponds to the lower tax liabilities already paid in by the Bank and the merged banks and includes interest at an annual rate of 5.5%, which is substantially in line with the full amount to be reimbursed, apart from some minor adjustments. Merely for precautionary measures, reservations were expressed to the Department of the Treasury, the payee, in respect of the petitions brought before the High Court of the European.

        As far as the effect on the financial statements is concerned, considering that the recovery of the tax relief has been applied in the presence of disputes brought against the European Commission by the Italian Government and the banks concerned and that in any case the amount paid cannot be considered definitive, such amounts have been recorded to other assets and wholly offset by accruals to the tax reserve. The amount paid has not affected the Parent Bank's statement of income other than the interest payable in 2002 (approximately € 10 million).

Provisions for risks and charges—Other provisions (caption 80.c)

        The following table shows changes in caption 80.c "Provisions for risks and charges—Other provisions" during 2003.

Analysis of caption 80.c "Provisions for risks and charges—Other provisions" (table 7.3 B.I.)

	Guarantees and commitments		Other risks and charges		Other personnel charges		Total
			(€/mil)
Opening balance—January 1, 2003	144		1,061		563		1,768

Increases
—provisions	14		159		36		209
—reclassification	—		—		—		—
—other	—		13		529	(1)	542
Decreases
—revaluation of guarantees	20		—		—		20
—coverage of charges deriving from legal disputes and other	—		69		—		69
—utilized to cover long-service bonuses to employees, other indemnities and surplus	—		84		229		313
—reclassification	—		—		—		—
—other	7	(2)	153	(2)	11	(2)	171
Closing balance—December 31, 2003	131		927		888		1,946

(1)
This caption mainly comprises € 452 million for accruals to "Income, employment and re-training fund for staff in the banking industry", of which € 376 million refer to the Parent Bank and € 76 million to the former Cardine bank networks, booked to "extraordinary expenses", and of € 76 million being the contra-entry of "personnel costs", mainly relating to accruals for bonuses and discretionary incentives for employees, of which € 39 million refer to the Parent Bank, € 33 million to the former Cardine bank networks and € 4 million to SANPAOLO Banco di Napoli..

(2)
This caption includes the effect of the deconsolidation of Banque Sanpaolo.

        Provisions for "guarantees and commitments" of € 131 million cover expected losses in respect of guarantees and more generally, the contingencies associated with guarantees and commitments, including exposures to credit derivatives for which the Group has taken over the credit risk (protection seller). More specifically, the provisions include risks calculated on a case by case basis as well as the physiological risk of performing accounts valued using the same principles as those applied to loans.

        Provisions for "other risks and charges" amounting to € 927million, include:

  •
  the Parent Bank for € 490 million, of which:

    X € 294 million provided against estimated probable losses on legal disputes and, more specifically, on claims by receivers of bankrupt customers;

    X € 163 million to cover probable charges among which guarantees given as part of company transactions and those relating to risks connected to dealing activities in securities;

    X € 33 million accrued against probable charges deriving from the probable renegotiation of mortgage loans to a specific reserve calculated on the basis of the parameters that are currently available;

  •
  Sanpaolo Banco di Napoli for € 141 million, of which:

    X € 89 million provided against estimated probable losses on legal disputes, including claims by receivers of bankrupt customers;

    X € 34 million accrued against probable charges deriving from the probable renegotiation of mortgage loans to a specific reserve calculated on the basis of the parameters that are currently available;

    X € 10 million for outstanding contributions connected to special loans;

    X € 8 million for other categories;

  •
  € 44 million for the former Cardine bank networks, of which € 5 million against probable costs deriving from the renegotiation of mortgage loans;

  •
  the tax collection services of the Group for € 18 million to cover specific risks in the sector and restructuring charges;

  •
  other subsidiaries for € 234 million, mainly relating to risks, also of a commercial or operational nature, connected to the distribution of and dealing in financial products.

        Provisions for "other personnel costs", of € 888 million, include:

  •
  the Parent Bank for € 738 million, of which:

    X € 494 million for staff leaving incentives offered to employees during the year and in prior years. With reference to initiatives completed during 2003, the reserve also includes charges referring to staff whose employment contracts were transferred to Sanpaolo Banco di Napoli S.p.A. in the context of the conferral of the Business Branch represented by the Southern Territorial Direction. The provisions of the transfer requires that the Parent Bank reimburses the receiving company the sums paid by the latter as leaving incentives to employees on the basis of the company agreement with the Parent Bank dated June 14, 2003;

    X € 120 million accrued, on the basis of independent actuarial appraisals, to cover the technical deficit of the supplementary pension fund, an independent entity, which integrates the compulsory pension fund for Istituto Bancario San Paolo di Torino employees;

    X € 54 million of other provisions to the supplementary pension fund;

    X € 44 million accrued against probable liabilities deriving mainly from employee premiums and incentives, the issue of which is at the discretion of the Parent Bank;

    X € 18 million to cover payment of long service bonuses to employees;

    X € 8 million provisions made to the technical reserve—Law 336/70, for employee accident coverage and to cover other minor probable liabilities.

  •
  other subsidiaries for € 150 million, of which € 117 million refer to the former Cardine bank networks and € 10 million to Sanpaolo Banco di Napoli.

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

(2)
This caption refers to the reclassification of a portion of "Provisions for risks and charges" from the former Banco di Napoli to "reserve for other personnel costs" made on the merger by incorporation into SANPAOLO IMI S.p.A., in order to reorganize the accounting books..

        Provisions for "guarantees and commitments", for € 144 million, cover expected losses in respect of guarantees and, more generally, the contingencies associated with the Group's guarantees and commitments.

        Provisions for "other risks and charges" amounting to € 1,061 million, include:

  •
  € 735 million from the Parent Bank, of which:

    X € 167 million, provisions against probable charges deriving from the probable renegotiation of mortgage loans to a specific reserve calculated on the basis of the parameters that are currently available;

    X € 380 million to cover estimated probable losses on legal disputes and, more specifically, on claims from bankruptcy liquidators;

    X € 188 million to cover both probable charges relating to guarantees given on the sale of equity investments and other extraordinary transactions, as well as other probable liabilities;

  •
  bank networks of the Cardine Finanziaria Group for € 55 million;

  •
  the tax collection services of the Group (€ 24 million) to cover specific risks in the sector and restructuring charges;

  •
  other subsidiaries for € 247 million, mainly due to risks, also of a commercial or operational nature, connected with the distribution of and dealing in financial products.

        Provisions for "other personnel costs", of € 563 million, include:

  •
  € 506 million from the Parent Bank, of which:

    X € 263 million provisions made by the former Banco di Napoli for staff leaving incentives;

    X € 118 million relating to provisions made, on the basis of independent actuarial appraisals, to cover the technical deficit of the Supplementary Pension Fund of the Parent Bank, an independent entity, which integrates the compulsory pension fund;

    X € 51 million accrued against probable liabilities deriving mainly from employee bonuses and incentives, the payment of which is at the discretion of the Parent Bank and also against stock incentive plans in favor of employees;

    X € 45 million provisions made by the former Banco di Napoli for supplementary pensions;

    X € 17 million provisions to the technical reserve, determined on the basis of mathematical and actuarial criteria, needed to cover long-service bonuses to employees;

    X € 12 million provisions made to the technical reserve—Law 336/70, to cover accidents to staff and other minor probable liabilities;

  •
  other subsidiaries for € 57 million, of which € 36 million refer to bank networks of the Cardine Finanziaria Group.

Probable risks from customer complaints in respect of dealing activities in securities

        The provision for risks and charges has been calculated taking into consideration the Group's risk profile with customers connected to dealing activities in securities, especially in respect of the circumstances related to the insolvency of the Cirio and Parmalat groups.

        The Group policy provides that—in accordance with normal criteria for managing customer complaints based on verifying that the formal and behavioral principles dictated by regulatory reference framework have been respected—Group companies pay particular attention, even resorting to a proper course of investigation, to the adequacy of the service provided, particularly in respect of the awareness acquired by the customer about the implicit risks involved in the specific intermediary financial instruments.

        Furthermore, SANPAOLO IMI has welcomed the setting up of a Committee of Parmalat bondholders, created in order to represent Group customers in the context of the collective proceedings, and has decided to provide the Committee with logistic assistance and financial support, whilst guaranteeing its total autonomy in respect of management and decisions.

        On the basis of the analyses and evaluations made in respect of the probable liabilities arising from the global framework, the Group has proceeded at year end to adjust the accrual to the provision for risks and charges by € 30 million.

Information as per Consob Communication 1011405 of February 15, 2001.

Low-interest mortgage loans

        Law 133/99, implemented with Ministerial Decree 110/2000 (against which an appeal was presented before the administrative court) forces banks, upon receipt of a specific request by borrowers or by the body issuing the borrowing facilities, to review the interest rates applied to mortgages issued, with charges to be borne in full or partially by the public sector.

        As no "threshold rate" is set for low-interest mortgages loans, subsection 62 of Art. 145 of Law 388 dated December 23, 2000 (Budget Law 2001) clarifies that the renegotiation rate is to be considered as "the average effective global rate for home mortgage loans being amortized", assigning the identification of the transactions within which to carry out the observations to determine the renegotiation rate to a subsequent regulation. To this end, with the Decree dated April 4, 2001, the Treasury set up the new consistent category of low-interest loans being amortized, and the Bank of Italy issued the correlated methodological notes to identify the average rates for the sector. To complete the application of the framework of the legislation, Ministerial Decree dated March 31, 2003 was enacted, which identified the interest rates to be applied, 12.61%, for the purposes of renegotiating such loans.

        The Group companies commenced accounting-administration activities in order to apply the new interest rates and to carry out the necessary adjustments to the installments expired after July 1, 1999. These activities refer to the six months ended December 31, 2003 and concern those loans to which the benefits of Art. 29 of Law 133/99 apply. Some aspects still have to be defined with the interested bodies in respect of the renegotiation of some types of loans granted according to specific incentive laws and regional funds, as well as adjustments relating to already extinguished loans. SANPAOLO IMI has decided to continue, still in agreement with the system, with the appeals which were disregarded in the first degree by the Lazio Regional Administration Court, against that stated in Ministerial Decree 110/2000.

        For completeness it is highlighted that the provisions of the Ministerial Decree of March 31, 2003 for determining the renegotiation rate cannot be formally defined as being fully established, owing to an isolated appeal presented before the Lazio Regional Administration Court by a Regional Body. Nevertheless, because of its characteristics and in the light of case law precedents issued by the same Regional Administration Court, such initiative would not appear appropriate to bring the current regulatory model under discussion.

        The probable charge in respect of the future renegotiation of mortgage loans not included in the initial enforcement of the applicable legislative measures, equal to € 76 million (of which € 30 million refer to the Parent Bank), has been covered by making appropriate accruals to the provision for other risks and charges. In the years following 2004, the negative impacts on the statement of income will be gradually reduced because of the expiry of current mortgage loans.

        In 2002 the potential charge deriving from the renegotiation had been determined on the basis of prudent criteria, at € 189 million (€ 162 million refer to the Parent Bank), of which € 149 million refer to the period July 1, 1999 to December 31, 2001 (€ 127 million for the Parent Bank) and € 40 million refer to the year 2002 (€ 35 million for the Parent Bank) and was covered sufficiently by specific accruals to provisions for other risks and charges.

Low-interest agricultural mortgage loans

        The provisions of Art. 128 of Law 388/2000 (Budget Law 2001) have introduced the faculty for borrowers to renegotiate "loan installments still to expire" at more favorable rates fixed for low-interest transactions, as an alternative to early extinction, whilst providing the same benefits. Renegotiation is subject to the implementation of a Ministerial Decree which has still not yet been issued.

        Later, Law 268 of September 24, 2003 was enacted providing that, for the purpose of applying Art. 128 of Law 388/2000, allow even different banks to grant loans destined exclusively for the early extinction of agricultural mortgages which had been amortized for at least five years at the date on which Law 268/03 became effective. These new financial transactions, to be completed at market rates and the granting of which has been merely authorized and is not obligatory for the lending bank, are subject to presentation of specific requests for early extinction and financing, also to be formulated by the local authorities providing the benefits.

        Considering the precise reference to the "loan installments still to expire" already contained in Law 388/2000, enacted by Law 268/03, and the consequent possibility to activate "renegotiation" of such loans only for the future, no specific provisions have been made.

Fixed-rate unsubsidized mortgage loans (usury)

        In compliance with the provisions of Decree Law 394/2000, (converted into Law 24/2001 and containing the authentic interpretation of "anti-usury" Law 108/1996) and the subsequent Constitutional Court Sentence 29/2002, the SANPAOLO IMI Group adjusted all mortgages covered by these provisions to the annual "replacement" rate of 9.96% with effect from installments expiring before December 31, 2000. Furthermore, an annual interest rate of 8% was applied to those loans which, thanks to the presentation of self-certification by the borrowers, the eligibility requirements to such reduction were ascertained (the original capital of the loan not being more than 150 million Italian Lira, granted to first-time buyers of non-luxury homes).

        The reserves for other risks and charges still include a residual accrual of € 3 million (€ 5 million as of December 31, 2002) wholly referring to the Parent Bank to cover further requests to reduce interest rates to 8% not yet received or not yet documented by borrowers possessing the legal requirements to benefit from such rates.

Anatocism (interest on interest)

        In March 1999, the Supreme Court declared quarterly capitalization of interest payable to be illegitimate, thereby completely changing the previous law. This decision was based on the assumption that the relevant clauses in bank contracts do not integrate "regulatory" use as believed in the past, but rather "trading", which contrasts with the prohibition of anatocism in compliance with art. 1283 of the Italian Civil Code.

        After the reversal by the Supreme Court, Decree Law 342/99 was enacted, confirming the legitimacy of capitalization of interest in current account contracts if it is applied over the same period as that for calculating interest payable and receivable: the Credit and Savings Interdepartmental Committee was assigned to determine the methods of such calculation and from April 22, 2000, the date on which the Committee's instructions became effective, all current accounts were adjusted applying quarterly capitalization to interest receivable and payable.

        Therefore, since April 2000, the capitalization of half-yearly interests is considered legitimate and the dispute on this matter refers only to those contracts signed before that date: it should be noted that, despite the fact that the Supreme court has repeatedly confirmed the invalidity of the capitalization clauses, many judges of merit have disregarded the sentence, continuing to consider it legitimate, thus the case law is still being debated.

        As a whole the number of cases pending has remained at an insignificant level in absolute terms, but is subject to careful monitoring (as of December 31, 2002, the trend in the dispute showed a slight increase mainly because of the integration of the former Banco di Napoli and the problems relating to disputes following the merger with SANPAOLO IMI). The risks relating to the disputes in question correspond to the prudent accruals made to the Provisions for other risks and charges which are proportionate to the total of each legal request. Where the introductory measures do not quantify the demand and until an accounting opinion has been expressed on the issue, the risk involved is covered by an accrual to the provision for other risks and charges of € 69 million (€ 35 million as of December 31, 2002), of which € 50.5 million refer to the Parent Bank, destined, in its entirety, to hedge disputes of an undetermined amount and of an uncertain outcome.

GEST Line dispute

        GEST Line S.p.A. is the SANPAOLO IMI Group company for tax collection activities, created from the merger by incorporation of the tax collection companies Gerico, Sanpaolo Riscossioni Genova, Sanpaolo Riscossioni Prato and Esaban.

        The risks connected to this dispute are almost exclusively attributable to a dispute with the tax authorities in respect of claims of irregularities and vary by nature and size according to the business of each merged company.

        With reference to Gerico S.p.A., previously a subsidiary of the former Cardine Banca and later merged by incorporation into SANPAOLO IMI S.p.A., there are a series of administrative and accounting procedures pending filed by local Tax offices and by the General Accounting Office for presumed fiscal damages, all originating from the non-collection of income taxes. More specifically, the aforementioned proceedings are connected to presumed irregularities committed by some tax collection officials reporting activities during inspections on delinquent tax payers premises. These proceedings are still pending on various levels of judgment and are constantly defended by the legal professionals engaged by the company.

        The dispute involving Esaban S.p.A. (a company in the tax collection sector of the former Banco di Napoli, which incorporated all the other tax collection companies of the Group, changing its name to GEST Line S.p.A.) originated from a series of provisions denying the reimbursements issued by the tax authorities in the years 1999-2001, all contested according to hierarchy.

        The total risks connected to the Gerico S.p.A. and Esaban S.p.A. disputes are covered by unlimited guarantees already received by the aforementioned companies from the companies transferring the respective tax collection branches of business (each of the savings banks then merged into Cardine Banca and the former Banco di Napoli). The above mentioned guarantees cover any losses or contingent liabilities following events prior to the respective dates of transfer and expire in 2005. In light of the events which took place following the merger of Cardine Banca and Banco di Napoli, SANPAOLO IMI took over the commitments deriving from the aforementioned guarantees, the risks of which are, as a whole, covered by appropriate accruals.

        The risk pertaining mainly to the tax collection activities in the context of the authorities in Venice is not comprised in the aforementioned guarantees and, instead, solely affects the capital of GEST Line. Following the proceedings for fiscal damages as a result of presumed irregularities by some tax officials, the local section of the General Accounting Office passed sentence against the licensee for a sum of around € 11 million. The relevant sentences have all been contested with its enforcement suspended; as a consequence an appropriate accrual has been made.

Dispute relating to the proceedings sanctioned by Consob against Sanpaolo Imi Asset Management S.G.R. S.p.A.

        The financial administrative sanctions issued by the Ministry of Economy following the proposal by Consob after inspection assessments at Sanpaolo IMI Asset Management have, in accordance with Art. 195 TUF, been contested by SGR and its sanctioned representatives before the Milan Court of Appeal which, on November 26, 2003, declared the sanctions illegal. The decision is not definitive, as it is subject to appeal before the Supreme Court.

Reserve for probable loan losses (caption 90)

        This caption reflects provisions made by certain subsidiaries to cover credit risks—including risks deriving from derivatives transactions.

        Changes in the reserve for probable loan losses during 2003 and 2002 are analyzed below:

Changes during the year in "Reserve for probable loan losses" (table 7.2 B.I.)

(€/mil)
A. Opening balance—January 1, 2003	71

B. Increases
B1. provisions	15
B2. other changes	6
C. Decreases
C1. utilization	1
C2. other changes	—
D. Closing balance—December 31, 2003	91

Changes during the year in "Reserve for probable loan losses" (table 7.2 B.I.)

(€/mil)
A. Opening balance—January 1,2002	41

B. Increases
B1. provisions	27
B2. other changes	43
C. Decreases
C1. utilization	37
C2. other changes	3
D. Closing balance—December 31, 2002	71

(18) Capital, Equity Reserves, Reserve for General Banking Risks and Subordinated Liabilities

        This section comments on the following balance sheet captions:

	12/31/03	12/31/02
	(€/mil)
Shareholders' equity
—capital (caption 150)	5,144	5,144
—additional paid-in capital (caption 160)	708	708
—reserves (caption 170)
—legal reserve	1,029	1,029
—reserve for own shares	34	31
—other reserves	2,819	2,610
—revaluation reserves (caption 180)	72	18
—reserve for general banking risks (100)	4	14
—negative goodwill arising on application of the equity method (130)	213	94
Total Group capital and reserves	10,023	9,648
—net income (caption 200)	972	889

Total Group shareholders' equity	10,995	10,537
Own shares (asset caption 140)	34	31
Minority interests (caption 140)	271	334
Subordinated liabilities (caption 110)	6,414	6,613

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

        As of December 31, 2003 "Share capital" amounts to € 5,144,064,800 and is composed of 1,448,831,982 ordinary shares and 388,334,018 preferred shares both with a nominal value of € 2.8 each.

        The "reserve for own shares" has been set up by the Parent Bank to cover the SANPAOLO IMI shares in portfolio. As of December 31, 2002, the "reserve for own shares" had been set up by certain subsidiaries to cover the SANPAOLO IMI shares in portfolio and was offset against the balance sheet asset caption 140 "Own shares or quotas".

        The "revaluation reserves" are lodged with certain Group companies following the revaluation of investments made in application of special laws. In particular, it should be noted that during the year revaluations for € 65 million were made by the subsidiaries Cassa di Risparmio di Padova e Rovigo, Cassa di Risparmio in Bologna, Banca Popolare dell'Adriatico and Friulcassa in compliance with Law 342 of November 21, 2000 (as subsequently modified by Law 350 of December 24, 2003). This revaluation is set-off by the increase in the equity reserves of the subsidiaries for € 54 million and by recording € 11 million to a reserve for substitute tax.

Reserve for general banking risks (liability caption 100)

        The "Reserve for general banking risks" exclusively refers to accruals made by certain subsidiaries.

Positive goodwill arising on consolidation (asset caption 90)

        This caption expresses the remaining goodwill arising from line by line and proportional consolidation after off-setting against negative goodwill on first time consolidation and amortization.

Analysis of caption 90 "Positive goodwill arising on consolidation"

	12/31/03	12/31/02
	(€/mil)
Banco di Napoli	636	727
Cardine Group	11	13
Banka Koper (*)	57	72
Financiere Fideuram	16	18
Banque Privee Fideuram Wargny	3	3
SANPAOLO IMI Private Equity S.p.A.	7	9
Cassa dei Risparmi di Forlì	140	—
Inter-Europa Bank	5	—
Eptaconsors (**)	4	—
Banca Popolare dell'Adriatico	4	—

Total	883	842

(*)
The decrease in goodwill reflects, in addition to ordinary amortization, the extraordinary adjustment of € 8 million, made in order to align the value of the investment in the Slovenian bank to the estimated opinion obtained in view of transferring the company to Sanpaolo IMI Internazionale.

(**)
The company was merged in Invesp S.p.A. during 2003.

        Goodwill arising on consolidation of Banco di Napoli reflects the excess price paid with respect to its adjusted shareholders' equity, for the part not compensated by the negative goodwill arising on consolidation. Given the nature of the investment, amortization will be calculated over 10 years.

        The decrease in 2003 of goodwill arising on consolidation of Banco di Napoli, net of the portion offset in 2000 on first-time consolidation against pre-existing negative goodwill, is due to an amortization of € 91 million. During 2002 the changes were as follows:

Changes in goodwill arising on consolidation of Banco di Napoli

(€/mil)
A. Goodwill arisen as of January 1, 2002	764
B. Increases:	62
—Public Offer for saving shares	62
—Other purchases	—
C. Amortization	91
—of the residual goodwill arising on consolidation at the beginning of the year	85
—of increases for the year	6
D. Other decreases	8
—other (*)	8

E. Goodwill arising on consolidation as of December 31, 2002	727

(*)
This caption refers to the adjustment following in 2002 the sale of some Banco di Napoli branches.

        The first time consolidation of the former Cardine Group shareholdings revealed positive and negative goodwill differences on line-by-line consolidation and on net equity for, respectively, € 314 million and € 299 million. The positive differences have been allocated as follows:

  a)
  € 299 million have been deducted from negative goodwill, using the faculty provided for by art. 32, subsection 4 of Decree 87/92, confirmed by subsection 5 of the same article, as well as the relevant application of the Bank of Italy instructions (provision dated July 30, 1992 and subsequent amendments);

  b)
  the remaining € 15 million of assets in the consolidated balance sheet to be amortized over 10 years, given the nature of the investment. For the year 2002, amortization charged to the statement of income totaled € 1.5 million.

        The goodwill arising on consolidation of Banka Koper reflects the higher price paid for the purchase of 62.10% of the company compared with the adjusted net equity of the same and is shown net of amortization in the statement of income for 2002 (€ 8 million).

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

	12/31/03	12/31/02
	(€/mil)
Negative goodwill arising on first-time consolidation:
—line-by-line
—former IMI Group	952	952
—former Cardine Group	241	241
—using the equity method
—former IMI Group	75	75
—former Cardine Group	58	58

Total	1,326	1,326
Goodwill arising on first-time consolidation:
—line-by-line
—former Banco di Napoli Group	-854	-854
—former Cardine Group	-296	-296
—using the equity method
—Cassa di Risparmio di Firenze	-173	-173
—former Cardine Group	-3	-3

Total	-1,326	-1,326

        The balance of caption 130 "Negative goodwill arising on application of the equity method", for € 213 million (€ 94 million as of December 31, 2002), represents the Group's interest in the increase in shareholder's equity of investments valued using the equity method and recorded after first time consolidation. The amount refers mainly to companies operating in the insurance sector.

Positive goodwill arising on application of the equity method (asset caption 100)

        This caption expresses the remaining goodwill arising on application of the equity method after off-setting against negative goodwill on first time consolidation and amortization.

Analysis of caption 100 "Positive goodwill arising on application of the equity method"

	12/31/03	12/31/02
	(€/mil)
Cassa di Risparmio di Firenze	47	55
Cassa dei Risparmi di Forlì	—	108
Eptaventure	1	1
Sagat	10	—
Noricum	2	—
Aeffe	16	24

Total	76	188

        Given the strategic nature of the investments, goodwill arising on companies consolidated line by line and proportionally (caption 90), as well as that from Cassa di Risparmio di Firenze, is amortized over 10 years. The goodwill in Sanpaolo IMI Private Equity, Aeffe and Eptaventure purchased under private equity, is amortized over 5 years, as well as the goodwill in SAGAT and Noricum.

Own shares (asset caption 140)

        Own shares held in portfolio are represented by securities of the Parent Bank held by itself and by other Group companies.

        As of December 31, 2003, the Parent Bank alone held 3,220,919 SANPAOLO IMI shares in its portfolio (equal to 0.18% of the share capital). These are recorded at market value among the assets in the Balance sheet for € 34 million.

        Detail of the movements in 2003 is provided below:

	Opening balance		Increases		Decreases		Closing balance
	number	book value (*)	number	equivalent	number	equivalent	number	book value (*)
		(€/mil)		(€/mil)		(€/mil)		(€/mil)
SANPAOLO IMI	1	—	6,097,849	48.6	2,876,931	23.6	3,220,919	33.5
Prospettive 2001	3,073,729	19.1	—	—	3,073,729	22.7	—	—
Banca Popolare dell'Adriatico	53,087	0.3	—	—	53,087	0.4	—	—
IMI Investimenti	219,190	1.4	—	—	219,190	1.9	—	—
Banca IMI (**)	1,594,744	9.9	8,542,252	77.7	10,532,571	95.0	—	—

Total	4,940,751	30.7	14,640,101	126.3	16,755,508	143.6	3,220,919	33.5

(*)
Expressed at market values.

(**)
As of December 31, 2003, Banca IMI booked to liabilities a "short-position" relating to 395,575 SANPAOLO IMI shares which refer to the normal dealing and financial activities balanced by transactions in derivatives.

        During 2002, transactions in own shares carried out by the Parent Bank involved the individual portfolios in which these shares are classified according to their finalities.

        As regards the portfolio valued at cost, being related to shares considered as fixed and used to conclude strategic transactions, in 2002 SANPAOLO IMI purchased 33,652,015 shares (nominal value € 94 million) for a total cost of € 404 million. The shares held in portfolio after these acquisitions, totaling 50,732,418 (€ 142 million nominal value), were exchanged with the shareholders of the former Cardine Banca (48,013,809 shares) and with the shareholders of the former Banco di Napoli (2,718,608 shares) within the scope of the respective merger operations; as of December 31, 2002 remains one own share in portfolio with a nominal value of € 2.8 and a book value of € 7.4.

        With reference to the portfolio valued at market value and destined for share incentive or stock option plans, in 2002 the Bank implemented a share incentive plan in favor of employees, which assigned to those entitled and who applied, a number of own shares in relation to the bonus due to each employee. On the basis of applications received, in June the Bank purchased 1,926,023 shares (nominal value € 5.4 million) for a cost of € 19.3 million and assigned to employees 1,912,373 shares (nominal value € 5.4 million) for a cost of € 18.6 million. The remaining 13,650 shares, for a book value of approximately € 137,000, were sold on the market at the beginning of July for approximately € 135,000.

        Lastly, as regards subsidiaries, as of December 31, 2002, these held 4,940,750 SANPAOLO IMI S.p.A. shares for negotiation purposes and were therefore carried at a market value of € 31 million.

Minority interests (liability caption 140)

        As of December 31, 2003, the portion of "Minority interests" amounting to € 271 million (€ 334 million as of December 31, 2002) essentially relates to the quota attributable to minority shareholders in Banca Fideuram.

        A statement of changes in the consolidated shareholders' equity for the period is attached to these notes, together with a reconciliation of the Parent Bank's net income and shareholders' equity and the corresponding consolidated amounts.

Regulatory capital

        A breakdown of the regulatory capital and a description of the minimum requirements for supervisory purposes is provided below. The final results will be submitted to the Bank of Italy following approval of these financial statements:

Category/value	12/31/03	12/31/02
	(€/mil)
A. Regulatory capital
A.1 Tier 1 capital	10,038	9,765
A.2 Tier 2 capital	4,470	4,406
A.3 Items to be deducted	(837)	(470)

A.4 Regulatory capital	13,671	13,701

B. Minimum regulatory requirements
B.1 Credit risk	9,999	9,886
B.2 Market risk	877	767
including:
—risks on dealing portfolio	866	756
—exchange risks	10	11
—concentration risks	1	—
B.2.1 Tier 3 subordinated loans	598	589
B.3 Other minimum requirements	45	44

B.4 Total minimum requirements	10,921	10,697

C. Risk assets and capital adequacy—ratios
C.1 Risk-weighted assets (*)	136,513	133,713
C.2 Tier 1 capital/risk weighted assets	7.4%	7.3%
C.3 Regulatory capital/risk weighted assets (**)	10.5%	10.7%

(*)
Total minimum requirements multiplied by the recovery of the minimum compulsory ratio for credit risk (12.5).

(**)
On the basis of Bank of Italy letter no. 10155 dated August 3, 2001, in order to compute the Total Risk ratio, Tier 3 subordinated loans are considered a component of total capital.

Subordinated liabilities (caption 110)

Loan	Amount in the Financial Statements as of 12/31/03	Amount in Original currency	Interest rate		Issue date	Maturity date		Amount in the financial statements as of 12/31/02
	(€/mil)	(million)						(€/mil)
Preferred Securities in Euro	1,000	1,000	8.126%	(a)	11/10/00		(b)	1,000

Total innovative capital instruments (tier 1)	1,000							1,000

Notes in Italian lire	—	—	floating		06/15/93	06/15/03		6
Notes in US dollars	—	—	floating		07/12/93	07/30/03		158
Notes in US dollars	—	—	floating		09/15/93	09/15/03		95
Notes in US dollars	—	—	floating		09/24/93	09/24/03		85
Notes in Italian lire	—	—	floating		10/15/93	10/15/03		12
Notes in Canadian dollars	—	—	floating		11/10/93	11/10/03		91
Notes in US dollars	75	94	floating		11/30/93	11/30/05		90
Notes in Euro	355	361	floating		06/30/94	06/30/04		356
Subordinated loan in Italian lire	209	404,115	floating		06/30/97	08/01/04		209
Subordinated loan in Italian lire	—	—	5.30%		01/01/98	01/01/03		31
Subordinated loan in Italian lire	—	—	floating		02/01/98	02/01/03		29
Subordinated loan in Italian lire	—	—	5.10%		06/01/98	06/01/03		13
Subordinated loan in Euro	142	150	5.75%		09/15/99	09/15/09		148
Subordinated loan in Euro	200	200	floating		10/01/99	10/01/09		199
Subordinated loan in Euro	150	150	floating		12/10/99	12/10/09		150
Notes in Euro	487	500	6.38%		04/06/00	04/06/10		500
Notes in Euro	349	350	floating		04/06/00	04/06/10		350
Notes in Euro	997	1,000	floating		09/27/00	09/27/10		997
Subordinated loan in Euro	—	—	floating		12/22/00	12/22/10		8
Subordinated loan in Euro	17	20	1.00%		04/27/01	04/27/06		9
Subordinated loan in Euro	299	300	5.55%		07/31/01	07/31/08		300
Subordinated loan in Euro	1	1	floating		09/20/01	09/20/06		1
Subordinated loan in Euro	200	200	5.16%		10/02/01	10/02/08		191
Notes in Euro	500	500	floating		06/28/02	06/28/12		499
Subordinated loan in Euro	51	54	4.90%	(c)	07/15/02	07/15/12		53
Subordinated loan in Euro	141	147	4.32%	(d)	12/04/02	12/04/12		147
Notes in Euro	300	300	5.38%		12/13/02	12/13/12		297
Notes in Euro	343	350	3.75%	(e)	06/09/03	06/09/15		—
Total subordinated liabilities (Tier 2)	4,816							5,024

Subordinated loan in Euro	—	—	5.55%		10/03/00	04/03/03		440
Subordinated loan in Euro	—	—	floating		11/06/00	05/06/03		149
Notes in Euro	349	350	2.98%		05/15/03	11/15/05		—
Subordinated loan in Euro	50	50	1.50%	(f)	06/26/03	11/15/07		—
Subordinated loan in Euro	199	200	2.42%		06/30/03	12/30/05		—

Total subordinated liabilities (Tier 3)	598							589

Total	6,414							6,613

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

(e)
Remuneration is paid on presentation of yearly coupons with a fixed rate of 3.75% for the first five years. Then, a floating coupon will be paid.

(f)
The first coupon is 1.44%

        During the year, the Parent Bank issued new subordinated loans for € 350 million (€ 1,001 million during 2002) in the form of Tier 2 subordinated loans destined to replace those in expiry and for € 600 million (no issue during 2002) in the form of Tier 3 subordinated liabilities.

        It should be noted that subordinated liabilities not included in the calculation of regulatory capital amount to € 490 million (€ 676 million as of December 31, 2002), excluding Tier 3 subordinated loans.

        Preferred Securities, which are attributable to Tier 1 capital, satisfy the following requirements:

  •
  the securities are not redeemable, the issuer's redemption right, if any, cannot be exercised during the first 10 years after issuance; redemption has to be authorized in advance by the Bank of Italy;

  •
  the contract provides for the possibility of suspending remuneration of the securities, even partially, if the Parent Bank, which directly controls the issuer, has not distributed dividends on its own shares during the previous year;

  •
  dividends cannot be accumulated in subsequent years;

  •
  in the event of the liquidation of SANPAOLO IMI, the holders of securities can only be reimbursed after all other subordinated and non-subordinated creditors have been paid.

        Contractually, subordinated loans included in Tier 2 may not be redeemed prior to maturity, nor converted into capital or any other type of liability. In particular, such contracts provide that:

  •
  early redemption can only take place on the issuer's initiative and with Bank of Italy authorization;

  •
  the loan period must not be less than five years; if no maturity is stated, the contract must state that a notice period of at least five years has to be given;

  •
  in the event that the issuer is put into liquidation, the loan can only be reimbursed once all other creditors, not similarly subordinated, have been satisfied.

        The Tier 3 subordinated loans, issued to cover market risk, meet the following conditions:

  •
  the original duration is not less than 2 years;

  •
  the payment of interest and principal is suspended if the capital requirements of SANPAOLO IMI should fall below 7% on an individual basis or 8% on a consolidated basis;

  •
  in the event that the issuer is put into liquidation, the loan can only be reimbursed once all other creditors, not similarly subordinated, have been satisfied.

Other information on subordinated liabilities

        See Note 21 on page F-133 for information regarding the distribution of subordinated liabilities by geographical area, type of currency and degree of liquidity.

(19) Other Liabilities

        Liability captions 50 and 60 comprise the following:

	12/31/03	12/31/02
	(€/mil)
Other liabilities (caption 50)	18,445	18,807
Accrued expenses and deferred income (caption 60)	2,181	2,164

Total	20,626	20,971

Other liabilities (caption 50)

Analysis of caption 50 "Other liabilities" (Table 9.1 B.I.)

	12/31/03	12/31/02
	(€/mil)
Items relating to derivative contracts and currency transactions:
Valuation of interest rate and equity index derivatives
—valuation of derivatives on interest rates and stockmarket indices	5,148	5,941
—valuation of foreign currency derivative contracts	1,314	1,168
—premiums collected on options sold	682	385
—other items derivative contracts	795	700
Amounts available for third parties	2,824	1,878
Unsettled transactions (*)	2,581	2,685
Amounts in transit with branches and subsidiaries	1,293	2,388
Non-liquid balances from portfolio transactions	684	606
Tax payments accounts	560	587
Amounts due to employees	376	237
Due to tax authorities	259	375
Amounts payable due to settlement value date	129	12
Deposits guaranteeing agricultural and construction loans	40	36
Amounts payable to the Bank of Italy—loans to be restored Sga Law .588/96	7	—
Items relating to securities transactions	1	2
Other	1,752	1,807

Total	18,445	18,807

(*)
The amounts were mostly settled at the beginning of the new financial year.

Accrued expenses and deferred income (caption 60)

Analysis of caption 60 "Accrued expenses and deferred income" (Table 9.2 B.I.)

	12/31/03	12/31/02
	(€/mil)
Accrued expenses
—interest on securities issued	585	734
—charges on derivative contracts	887	600
—interest on amounts due to banks	84	116
—payroll and other operating costs	11	35
—interest on amounts due to customers	64	104
—other	77	33
Deferred income
—income from derivative contracts	127	132
—interest on discounted notes	40	51
—other	306	359

Total	2.181	2.164

Liabilities in respect of the Banco di Napoli loans to be restored ex Law 588/96

        Other liabilities includes € 7 million (as of December 31, 2002 an amount of € 580 million was posted to "Other assets") which represents the residual principal and interest, for the recovery made by the Bank of Italy in relation to former Banco di Napoli interventions made to cover the liquidation deficit of Isveimer and the losses of Società per la Gestione di Attività S.p.A. (Sga) (see also the paragraphs "The liquidation of Isveimer" and "Società per la Gestione di Attività (Sga)" on page F-129). These interventions form part of the reorganization plan prepared, with the Bank of Italy's approval, on the basis of Law 588/96 containing urgent provisions for the recovery, reorganization and privatization of former Banco di Napoli. Furthermore, the same law establishes to hold the former Banco di Napoli harmless from the economic and financial consequences of the measures taken or to be taken using the mechanism provided by the Treasury Ministry Decree of September 27, 1974. Since December 31, 2002, following the merger by incorporation of Banco di Napoli into SANPAOLO IMI, the latter has, for all legal purposes, taken over from the Banco in the recovery mechanism.

        To summarize, the procedure applicable both to Isveimer and to Sga states that the Bank of Italy will grant extraordinary advances at a special low rate of interest (1%) to cover the losses of the subsidiaries concerned. Such advances must be invested in Government securities, so that the differential between the interest income on the securities purchased and the interest expense on the advances received can directly reduce the "loans to be restored" and the related interest accrued, based on the "minimum interest rate offered on the principal refinancing transactions". During 2003 in particular, there were 4 advances totaling € 12,288 million, granted on December 27, 2002, with the following expiry: € 270.4 million on March 1, 2003, € 134 million on June 1, 2003; € 2,578.6 million on December 22, 2003 and € 9,304.8 million on December 29, 2003. Furthermore, it was not necessary for SANPAOLO IMI to cover Sga losses during the year

        From an accounting point of view, the advances received from the Bank of Italy and the Government securities purchased were shown under the memorandum accounts, while the financial flows deriving from collection of coupons on such securities and from the payment of interest on the advances were, respectively, debited and credited directly to the "loans to be restored". This accounting treatment, authorized by the Bank of Italy, places emphasis on the substance of the situation rather than the form, in accordance with Decree Law 87 of January 27, 1992.

        On the expiry of the advances granted by the Bank of Italy, the recovery process showed a balance in favor of the Central Bank of € 7 million, which represents the ratio of burden remunerated to the Bank of Italy at the minimum interest rate offered on principal refinancing transactions. SANPAOLO IMI has paid already € 7 million to the Bank of Italy on January 30, 2004.

        As of December 29, 2003, the Bank of Italy did not consider it necessary to activate new advances; therefore it was possible to release the securities held as guarantee; from an accounting point of view the write-offs were made to the memorandum accounts which recorded the amount of advances received and the value of the securities purchased. On December 27, 2002, instead the Bank of Italy granted Banco di Napoli four new advances to replace that expiring in December, for a total of € 12,288 million, all to expire by the end of 2003 (as of December 31, 2002, there were no accrued expenses maturing at year end).

        A summary of the circumstances relating to the investments in Isveimer S.p.A. and in Società per la gestione di attività S.p.A. is provided below.

The liquidation of Isveimer

        Isveimer S.p.A., a subsidiary of Banco di Napoli which financed industrial development in Southern Italy, was put in voluntary liquidation in 1996.

        In 1997, Banco di Napoli intervened to reduce the final liquidation deficit estimated to be € 917 million. The cost of this intervention and the related interest were recovered in accordance with Law 588/96, as mentioned above, and with the methods described in the aforementioned Treasury Decree of 1974.

        On the expiry of the advances granted by the Bank of Italy, the recovery process showed a balance in favor of the Central Bank of € 58 million, lodged as a non interest-bearing deposit with the same Central Bank. This deposit is shown under "other assets" offset by "other liabilities".

Società per la Gestione di Attività (Sga)

        The Società per la Gestione di Attività S.p.A. ("SGA") is not a true operating subsidiary of SANPAOLO IMI. In particular, SGA is a special purpose entity that was created in 1996 as part of a restructuring plan for the Banco di Napoli (which was acquired by SANPAOLO IMI in 2000 and then merged in the latter in 2002), governed by Law No. 588/96 and made in direct agreement with the Bank of Italy, for the sole purpose of acquiring and managing the non-performing loans in Banco di Napoli's portfolio at December 31, 1996. The primary function of SGA was, in fact, to acquire the non-performing loan portfolio of Banco di Napoli, as by law it was not possible to transfer the non-performing loan portfolio directly to the Italian government. SGA has, in fact, no material assets or liabilities other than those directly related to the acquisition of Banco di Napoli's non-performing loans and does not engage in any other activities.

        Although Banco di Napoli formally owns SGA, full and effective control of such business—by operation of Law No. 588/96 and through the pledge of Banco di Napoli's shares in SGA—lies with the Ministry of Treasury of the Italian Government, which in turn delegated the full power to appoint the Board of Directors of SGA to the Bank of Italy. The pledge of shares was made in accordance with Law No. 588/96 and is irrevocable for the life of the company. Consequently, Banco di Napoli, and then SANPAOLO IMI Group, has absolutely no input or influence over the operations of SGA and all risks and rewards of ownership of the portfolio of non-performing loans were effectively transferred to SGA and, by virtue of the guarantee following described, to the Italian government.

        As a consequence of the mentioned transaction, SANPAOLO IMI has in its balance sheet an interest-bearing receivable from SGA for financing extended to SGA in connection with its purchase of the portfolio of non-performing loans from Banco di Napoli while the SGA balance sheet includes only the portfolio of non-performing loans acquired and debt towards SANPAOLO IMI. In particular, Banco di Napoli extended an interest-bearing loan, on market terms, to SGA to enable SGA to purchase Banco di Napoli's portfolio of non-performing loans and to cover its operating costs. Banco di Napoli's portfolio of non-performing loans was subsequently purchased by SGA at book value, which was representative of the fair value of the non-performing loans because (1) the book value of the loans had been adjusted prior to the sale to reflect a write-down required by the Bank of Italy pursuant to an examination of Banco di Napoli and (2) the book value corresponds to the amount that the Italian government guaranteed; hence, Banco di Napoli did not recognize either a gain or a loss on the sale and without recourse and ceased recording the loans on its balance sheet and SGA recorded the loans on its balance sheet.

        Banco di Napoli's loan to SGA and any other losses incurred by SGA are fully and unconditionally guaranteed by the Italian government; any residual value in SGA in excess of the debt owed to Banco di Napoli will remain with the Italian Ministry of the Treasury. The Italian government's guarantee of Banco di Napoli's loan to SGA operates through the following mechanism, which was established by Law No. 588/96. The Italian government, through the Bank of Italy, extends to Banco di Napoli a loan that bears interest at 1%. Banco di Napoli is required by the Bank of Italy to simultaneously use the proceeds of that loan to purchase Italian government bonds and other guaranteed bonds from the Bank of Italy. In this way, a net cash flow of zero is achieved. The difference between the interest income on the government bonds purchased by Banco di Napoli and the interest expense on the Italian government's 1% loan to Banco di Napoli is used to pay down the interest-bearing receivable from the Italian government held by Banco di Napoli. The amount of the 1% loan from the Bank of Italy to Banco di Napoli is periodically reset based on the amount of SGA's incurred losses and the corresponding amount of net interest income (between the return on the government bonds and the interest expense on the Bank of Italy's loan) needed to cover such losses.

        As of December 2002, loans to Sga totaled € 1,285 million, of which € 1,252 million granted for the measures provided by law 588/96 and € 33 million disbursed for the regular management of the company.

        With the transfer on July 1, 2003 of the business branch made up of the Southern Territorial Direction, all accounts held with Sga were transferred to Sanpaolo Banco di Napoli S.p.A..

        As of December 31, 2003, loans of Sanpaolo Banco di Napoli S.p.A. in respect of Sga totaled € 1,042 million, of which € 1,013 million granted for the measures provided by law 588/96 (a reduction of € 239 million on December 31, 2002) and € 29 million disbursed for the ordinary activity of the company.

        In relation to this item, the transfer of the business branch made up of the Southern Territorial Direction to the new company Sanpaolo Banco di Napoli S.p.A. also provides that SANPAOLO IMI is obliged to hold harmless Sanpaolo Banco di Napoli S.p.A. from the losses and/or liabilities which may arise in respect of loans to Società per la gestione di attività S.p.A. (Sga) deriving from the business transferred. Any losses which may arise on such loans must be covered by SANPAOLO IMI S.p.A. which, in turn, must commence recovery on the basis of the provisions of Law 588/96

        The following tables show details of the aforementioned restoration procedure for 2003, with comparative figures for 2002.

Advances received and securities purchased ex Law 588/96

	12/31/03	12/31/02
		(€/mil)
Advances received from the Bank of Italy ex Law 588/96 (*)	—	12,288
Securities lodged in guarantee for advances ex Law 588/96 (nominal value)	—	10,841
—securities purchased with advances received from the Bank of Italy	—	10,431
—portfolio securities (**)	—	410

(*)
The total advances of € 12,288 million, granted on December 27, 2002, expired as follows: € 270.4 million on March 1, 2003, € 134 million on June 1, 2003; € 2,578.6 million on December 22, 2003 and € 9,304.8 million on December 29, 2003. As of December 31, 2003 no new advances were made and no securities were purchased with advances.

(**)
The securities held as guarantee were released at the same time as the advances were closed.

Changes in the loans to be restored ex Law 588/96 (*)

		12/31/03	12/31/02
			(€/mil)
a.	Opening balance	580	840
b.	Changes
	1. Coverage of SGA's losses (**)	—	531
	2. Interest income on the securities purchased with the funds advanced by the Bank of Italy	(715)	(953)
	3. Interest expense on advances from the Bank of Italy	120	142
	4. Interest accrued on the "Loans to be restored" account	8	20
	5. Other changes	—	—

Total		(7)	580

(*)
The statement of income only includes interest accrued on "Loans to be restored" account.

(**)
No loss was covered during 2003.

Financial flows maturing on the advances received from the Bank of Italy and on securities put up as guarantee ex Law 588/96 (*)

	12/31/03	12/31/02
		(€/mil)
Interest accrued on advances	—	—
Coupons falling due on securities purchased with advances received from the Bank of Italy	—	127

Total	—	127

(*)
The amounts refer to accruals for the respective years.

(20) Guarantees and Commitments

        Captions 10 and 20 of the consolidated balance sheet, related to guarantees issued and commitments undertaken by the Group, which involve the acceptance of credit risk, comprise the following:

	12/31/03	12/31/02
	(€/mil)
Guarantees given (caption 10)	19,912	20,483
Commitments (caption 20)	25,839	27,574

Total	45,751	48,057

        Guarantees granted to third parties comprise:

Analysis of caption 10 "Guarantees given (Table 10.1 B.I.)

	12/31/03	12/31/02
	(€/mil)
(a) Commercial guarantees	10,685	13,396
(b) Financial guarantees	9,151	6,999
(c) Assets lodged in guarantee	76	88

Total	19,912	20,483

        Commitments outstanding at year-end are as follows:

Analysis of caption 20 "Commitments" (Table 10.2 B.I.)

	12/31/03	12/31/02
	(€/mil)
(a) Commitments to grant finance (certain to be called on)	6,173	7,753
(b) Commitments to grant finance (not certain to be called on)	19,666	19,821

Total	25,839	27,574

        The commitments undertaken are detailed below:

	12/31/03	12/31/02
	(€/mil)
Purchase of securities not yet settled	2,634	4,175
Commitments for derivatives on loans	848	984
Other commitments certain to be called on	255	140
Undrawn lines of credit granted	11,412	11,814
Put options issued	1,147	1,350
Mortgage loans and leasing contracts to be disbursed	7,191	6,422
Deposits and loans to be made	1,986	1,577
Membership of Interbank Deposit Guarantee Fund	144	142
Other commitments not certain to be called on	222	970

Total	25,839	27,574

Assets lodged to guarantee the Group's liabilities

(Table 10.3 B.I.)

	12/31/03	12/31/02
	(€/mil)
Portfolio securities lodged with third parties to guarantee repurchase agreements	8,037	7,318
Securities lodged with the clearing-house for transactions on the derivatives market	14	23
Securities lodged with central banks to guarantee advances	638	146
Securities lodged with the Bank of Italy to guarantee bankers' drafts	156	123
Other settled securities	431	545

Total	9,276	8,155

  Unused lines of credit

        The unused lines of credit available to the SANPAOLO IMI Group, excluding operating limits, are as follows:

(Table 10..4 B.I.)

	12/31/03	12/31/02
	(€/mil)
a) Central banks	59	44
b) Other banks	431	250

Total	490	294

Forward transactions

        Forward transactions as of December 31, 2003 and 2002, excluding dealing transactions on behalf of third parties, are detailed below:

(Table 10.5 B.I.)

12/31/03					Hedging transactions	Dealing transactions(*)	Other transactions	Total
					(€/mil)
1.	Purchase/sale of
	1.1	securities
		—	purchases		—	2,634	—	2,634
		—	sales		—	1,730	—	1,730
	1.2	currency
		—	currency against currency		2,285	1,197	—	3,482
		—	purchases against Euro		9,033	2,696	—	11,729
		—	sales against Euro		3,839	2,233	—	6,072
2.	Deposits and loans
	—	to be disbursed			—	—	2,423	2,423
	—	to be received			—	—	3,412	3,412
3.	Derivative contracts
	3.1	with exchange of capital
		(a)	securities
			—	purchases	—	1,905	443	2,348
			—	sales	1,110	2,097	840	4,047
		(b)	currency
			—	currency against currency	22	1,416	—	1,438
			—	purchases against Euro	2,431	9,160	—	11,591
			—	sales against Euro	105	7,187	—	7,292
		(c)	other instruments
			—	purchases	—	—	—	—
			—	sales	—	—	—	—
	3.2	without exchange of capital
		(a)	currency
			—	currency against currency	14	30	—	44
			—	purchases against Euro	37	35	—	72
			—	sales against Euro	35	30	12	77
		(b)	other instruments(**)
			—	purchases	38,384	199,965	593	238,942
			—	sales	21,355	243,062	8,517	272,934

Total					78,650	475,377	16,240	570,267

(*)
They also include hedging derivatives belonging to the dealing portfolio for € 5,084 million.

(**)
They include basis swaps for € 14,537 million and other index swap derivatives for € 18 million both in purchases and sales.

        Dealings in derivative contracts principally include transactions entered into within the scope of investment banking activities and to cover dealing portfolios. The results from the valuation of derivative contracts are revealed in the statement of income and described in the note concerning profits and losses on financial transactions of Note 25.

        "Hedging" derivatives refer mainly to transactions to cover interest and/or exchange rate risks on funding and/or lending activities. These mainly reflect the activities of the Parent Bank and its subsidiaries operating in the loans sector.

        "Other transactions" principally refer to some types of derivative contracts included under structured financial instruments.

        Derivative contracts included under structured financial instruments amount to € 14,814 million (€ 6,042 million as of December 31, 2002), at nominal value.

        At year end the potential net loss on the aggregate value of derivative hedging contracts entered into by Group companies was calculated at € 264 million (€ 566 million as of December 31, 2002). In compliance with accounting policies, this amount was not recorded in the financial statements since the purpose of the derivative contracts in question is to hedge interest, market and exchange rate risks with regard to funding activities (particularly collection transactions made through issuing bonds with a structured yield) and/or lending. These contracts are, in fact, recorded on a consistent basis with those adopted for hedging transactions. It should be noted that if the assets and liabilities object of the above treatment should be valued in the same way, the consequent result would generally offset the loss revealed above.

        Forward transactions as of December 31, 2003, as shown in the above table, mainly reflect the activities of the Parent Bank and its subsidiaries operating in the loans sector and in dealing activities.

(Table 10.5 B.I.)

12/31/02					Hedging transactions	Dealing transactions(*)	Other transactions	Total
					(€/mil)
1.	Purchase/sale of
	1.1	securities
		—	purchases		—	4,175	—	4,175
		—	sales		—	2,311	—	2,311
	1.2	currency
		—	currency against currency		1,701	1,556	—	3,257
		—	purchases against Euro		8,340	4,505	—	12,845
		—	sales against Euro		6,165	3,024	—	9,189
2.	Deposits and loans
	—	to be disbursed			—	—	1,865	1,865
	—	to be received			—	—	3,290	3,290
3.	Derivative contracts
	3.1	with exchange of capital
		(a)	securities
			—	purchases	—	3,611	397	4,008
			—	sales	—	6,865	8	6,873
		(b)	currency
			—	currency against currency	228	227	—	455
			—	purchases against Euro	2,427	1,749	—	4,176
			—	sales against Euro	701	1,856	—	2,557
		(c)	other instruments
			—	purchases	—	—	—	—
			—	sales	—	—	—	—
	3.2	without exchange of capital
		(a)	currency
			—	currency against currency	17	47	—	64
			—	purchases against Euro	23	11	22	56
			—	sales against Euro	—	—	12	12
		(b)	other instruments(**)
			—	purchases	42,292	117,393	125	159,810
			—	sales	19,578	126,708	4,656	150,942

Total					81,472	274,038	10,375	365,885

(*)
They also include hedging derivatives belonging to the dealing portfolio for € 4,670 million.

(**)
They include basis swaps for € 14,101 million and other index swap derivatives for € 18 million both in purchases and sales.

Financial information relating to derivative contracts and forward currency purchase/sale transactions

        This section offers supplementary information on operations in derivative contracts according to the standards established by the Basel Committee on Bank Supervision and the International Organization of Securities Commissions (IOSCO).

        The table below shows the notional nominal capital, by type, of forward purchase/sale of currency and derivative contracts on interest rates, exchange rates and stockmarket index for year 2003.

Notional amounts

12/31/03	Interest rate related	Exchange rate related	Stockmarket index related	Other	Total
	(€/mil)
OTC trading contracts
—Forward(a)	24,067	3,340	—	—	27,407
—Swap(b)	305,875	629		—	306,504
—Options purchased	17,948	8,641	7,019	—	33,608
—Options sold	23,554	8,337	9,208	—	41,099
—Other derivative contracts	958	227	18	—	1,203
Exchange traded contracts
—Futures purchased	3,569	2	33	—	3,604
—Futures sold	42,839	14	288	—	43,141
—Futures	—	6	—	—	6
—Options purchased
—Options sold	605	—	377	—	982
—Other derivative contracts	120	—	204	—	324
Total trading contracts	419,535	21,196	17,147	—	457,878
Total non trading contracts	52,625	17,701	14,408	—	84,734

Total contracts(c)	472,160	38,897	31,555	—	542,612
—including OTC contracts	425,027	38,874	30,654		494,555

(a)
The caption includes the F.R.A. contracts and forward currency purchase/sale transactions.

(b)
The caption mainly includes the I.R.S., C.I.R.S. contracts, and basis swaps.

(c)
Includes basis swaps amounting to € 14,537 million and other index swap derivatives for € 18 million, and does not include forward currency transactions with an original duration of less than 2 days, amounting on the whole to € 2,900 million.

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

(c)
Includes basis swaps amounting to € 14, 101 million and other index swap derivatives for € 18 million, and does not include forward currency transactions with an original duration of less than 2 days, amounting on the whole to € 6,024 million.

        The following tables show the residual duration of the above OTC transaction for year 2003 and 2002.

Residual maturity of notional amounts underlying OTC derivative contracts

12/31/03	Up to 12 months	Between 1 and 5 years	Beyond 5 years	Total
	(€/mil)
Interest rate related	174,667	157,425	92,935	425,027
Exchange rate related	33,618	4,967	289	38,874
Stockmarket index related	4,684	23,146	2,824	30,654
Other contracts	—	—	—	—

Residual maturity of notional amounts underlying OTC derivative contracts

12/31/02	Up to 12 months	Between 1 and 5 years	Beyond 5 years	Total
	(€/mil)
Interest rate related	104,142	113,354	65,840	283,336
Exchange rate related	22,711	3,651	225	26,587
Stockmarket index related	1,689	15,549	1,812	19,050
Other contracts	—	—	—	—

        The following tables report the credit risk equivalent relating to OTC contracts broken down into their various components: positive market value and add on for year 2003 and 2002.

Notional amounts, fair values and similar add on

12/31/03	Interest rate related	Exchange rate related	Equity index related	Other	Total
	(€/mil)
Notional amounts	425,027	38,874	30,654	—	494,555

A. Fair value of OTC trading contracts
A.1 positive fair value	5,374	343	426	—	6,143
A.2 negative fair value	(5,450)	(416)	(302)	—	(6,168)
B. Add on	1,842	178	501	—	2,521
C. Fair value of OTC non-trading contracts
C.1 positive fair value	659	284	533	—	1,476
C.2 negative fair value	(905)	(1,046)	(195)	—	(2,146)
D. Add on	149	302	371	—	822

Credit risk equivalent (A.1+ B+C.1+D)	8,024	1,107	1,831	0	10,962

Notional amounts, fair values and similar add on

12/31/02	Interest rate related	Exchange rate related	Equity index related	Other	Total
	(€/mil)
Notional amounts	283,336	26,587	19,050	—	328,973

A. Fair value of OTC trading contracts
A.1 positive fair value	5,415	219	329	—	5,963
A.2 negative fair value	(5,400)	(139)	(243)	—	(5,782)
B. Add on	1,196	82	282	—	1,560
C. Fair value of OTC non-trading contracts
C.1 positive fair value	889	348	508	—	1,745
C.2 negative fair value	(1,150)	(588)	(175)	—	(1,913)
D. Add on	186	323	305	—	814

Credit risk equivalent (A.1+ B+C.1+D)	7,686	972	1,424	—	10,082

        The following table reports the positive and negative fair value of quoted contracts for year 2003:

Notional amounts and fair values of quoted contracts

12/31/03	Interest rate related	Exchange rate related	Equity index related	Other	Total
	(€/mil)
Notional amounts	47,133	23	901	—	48,057

A. Fair value of quoted trading contracts
A.1 positive fair value	—	—	17	—	17
A.2 negative fair value	—	—	(14)	—	(14)
B. Fair value of quoted non-trading contracts
C.1 positive fair value	—	—	—	—	—
C.2 negative fair value	—	—	—	—	—

        Market values of hedging and dealing transactions arranged with third parties have been calculated using the criteria established by the Bank of Italy to determine the solvency ratio. The market values identified in the table above derive from the application of the aforementioned criteria which provide for inclusion in the calculation of the market value of accrued income and expenses currently maturing as well as the result deriving from the current rate revaluation of the principal amount of cross-currency interest rate swaps to be exchanged at maturity.

        Lastly, the following tables show the breakdown of credit risk equivalent on OTC contracts by type of counterparty for year 2003 and 2002

12/31/03	Positive fair value	Add on	Credit risk equivalent(a) (current value)
Governments and central banks	10	12	22
Banks	6,735	2,999	9,734
Other operators	874	332	1,206

Total	7,619	3,343	10,962

(a)
The credit risk equivalent reported in this table includes transactions with an original life not exceeding 14 days. The existence of Master Netting Agreements allows a reduction in the above equivalent credit risk of € 4,810 million in respect of banks and € 153 million in respect of other operators.

Credit quality of OTC derivative contracts, by counterparty

12/31/02	Positive fair value	Add on	Credit risk equivalent(a) (current value)
	(€/mil)
Governments and central banks	—	—	—
Banks	6,036	1,969	8,005
Other operators	1,672	405	2,077

Total	7,708	2,374	10,082

(a)
The credit risk equivalent reported in this table includes transactions with an original life not exceeding 14 days.

        The aforementioned transactions are not normally covered by real nor personal guarantees. There have been no losses on loans for derivatives during the year, and there are no outstanding derivative contracts waived, but not settled.

        The inherent risks of derivative contracts entered into by Group companies, including those "hedging contracts" whose current value is not shown in the financial statements, are subject to monitoring within the context of the complete system of risk management and control set up by the Group.

        A description of the organizational model and the results of monitoring the evolution of risks for 2003 is reported in the appropriate section of the Report on Group Operations ("Risk management and control").

Credit derivatives

        Transactions in credit derivatives carried out by the Group as of December 31,2003 and as of December 31, 2002 are analyzed below:

(table 10.6.B.I)

12/31/03	Negotiation	Other transaction	Total
	(€/mil)
Categories of operations
1. Hedging purchases
1.1 With exchange of capital
—credit default swap	321	351	672
1.2 Without exchange of capital
—credit default swap	—	—	—
2. Hedging sales
2.1 With exchange of capital
—credit default swap	318	426	744
—credit linked note	—	40	40
2.2 Without exchange of capital
—credit default swap	6	58	64

Total	645	875	1,520

(table 10.6.B.I)

12/31/02	Negotiation	Other transaction	Total
	(€/mil)
Categories of operations
1. Hedging purchases
1.1 With exchange of capital
—credit default swap	90	375	465
1.2 Without exchange of capital
—credit default swap	—	173	173
2. Hedging sales
2.1 With exchange of capital
—credit default swap	146	654	800
—credit linked note	—	135	135
2.2 Without exchange of capital
—credit default swap	—	49	49

Total	236	1,386	1,622

        Table above comprises credit derivatives recorded by the Parent Bank, included under structured financial instruments amounting as of December 31, 2003 to € 356 million, at nominal value.

Other information relating to guarantees

        The classification of guarantees given by category of counterparty is provided in Note 21 on page F-133, while forward transactions related to dealing on behalf of third parties are described in Note 22 on page F-141.

(21) Concentration and distribution of assets and liabilities

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

(Table 11.1 B.I.)

	12/31/03	12/31/02
(a) Amount (€/mil)	7,290	11,448
(b) Number	3	6

Distribution of loans to customers, by category of borrower

        Loans to customers are distributed by main category of borrower as follows:

(Table 11.2 B.I.)

	12/31/03	12/31/02
	(€/mil)
(a) Governments	7,551	7,237
(b) Other public entities	6,275	6,244
(c) Non-financial businesses	68,822	68,214
(d) Financial institutions	10,222	13,985
(e) Family businesses	5,910	5,466
(f) Other operators	25,819	25,555

Total	124,599	126,701

Distribution of loans to resident non-financial companies and family businesses

        The distribution of loans to non-financial companies and family businesses resident in Italy is detailed below, by sector to which the borrower belongs:

(Table 11.3 B.I.)

	12/31/03	12/31/02
	(€/mil)
(a) Other services for sale	13,979	10,535
(b) Commerce, salvage and repairs	9,693	9,553
(c) Construction and public works	7,098	6,558
(d) Energy products	4,656	5,642
(e) Transport	2,874	3,102
(f) Other sectors	30,322	29,280

Total	68,622	64,670

Distribution of credit derivatives by category of borrower

        As of December 31, 2003 credit derivatives, equal to € 1,520 million, classified in relation to category of counterparty are distributed as follows:

  •
  € 1,099 million to banks;

  •
  € 385 million to financial institutions;

  •
  € 36 million to other operators.

Distribution of guarantees given, by category of counterparty

        Guarantees given by the Group are classified by category of counterparty as follows:

(Table 11.4 B.I.)

	12/31/03	12/31/02
	(€/mil)
(a) Governments	—	1
(b) Other public entities	219	84
(c) Banks	726	812
(d) Non-financial businesses	16,968	17,217
(e) Financial institutions	1,204	1,307
(f) Family businesses	161	163
(g) Other operators	634	899

Total	19,912	20,483

Geographical distribution of assets and liabilities

        The geographical distribution of the Group's assets and liabilities is detailed below, by reference to the countries of residence of the counterparties concerned:

  (Table 11.5 B.I.)

	12/31/03				12/31/02
	Italy	Other EU countries	Other countries	Total	Italy	Other EU countries	Other countries	Total
	(€/mil)
1. Assets
1.1 due from banks	6,872	12,747	2,659	22,278	5,129	14,562	2,309	22,000
1.2 loans to customers	114,128	5,579	4,892	124,599	111,808	9,488	5,405	126,701
1.3 securities	19,028	3,799	2,431	25,258	14,368	5,053	3,139	22,560

Total	140,028	22,125	9,982	172,135	131,305	29,103	10,853	171,261

2. Liabilities
2.1 due to banks	8,181	12,955	7,398	28,534	5,989	9,509	8,958	24,456
2.2 due to customers	70,169	5,096	4,728	79,993	72,667	8,318	4,295	85,280
2.3 securities issued	37,274	11,479	2,800	51,553	36,872	10,923	3,766	51,561
2.4 other accounts	5,160	429	1,000	6,589	4,937	884	1,000	6,821

Total	120,784	29,959	15,926	166,669	120,465	29,634	18,019	168,118

3. Guarantees and commitments	29,342	8,196	8,213	45,751	31,109	8,195	8,753	48,057

Maturities of assets and liabilities

        The residual maturities of assets and liabilities for year 2003 are detailed in the following table:

(Table 11.6 B.I.)

	Specified duration
				Between 1 and 5 years		Beyond 5 years
	On demand	Up to 3 months	Between 3 and 12 months	Fixed rate	Indexed rate	Fixed rate	Indexed rate	Unspecified duration	Total
	(€/mil)
1. Assets
1.1 Treasury bonds eligible for refinancing	41	391	569	713	1,126	655	428	—	3,923
1.2 due from banks	7,218	11,225	2,100	288	623	1	385	438	22,278
1.3 loans to customers	23,118	19,780	13,367	10,969	25,000	9,637	20,680	2,048	124,599
1.4 bonds and other debt securities	183	670	4,228	6,323	3,730	2,043	1,411	—	18,588
1.5 off-balance sheet transactions	11,776	168,655	151,623	81,034	25,525	45,235	1,921	—	485,769

Total assets	42,336	200,721	171,887	99,327	56,004	57,571	24,825	2,486	655,157

2. Liabilities
2.1 due to banks	3,902	12,674	3,808	692	2,316	386	4,756	—	28,534
2.2 due to customers	63,275	14,471	1,160	410	154	394	129	—	79,993
2.3 securities issued:	—	—
—bonds	301	1,121	6,682	12,523	13,660	2,876	2,816	—	39,979
—certificates of deposit	120	4,542	1,174	1,162	50	93	8	—	7,149
—other securities	659	3,530	236	—	—	—	—	—	4,425
2.4 subordinated liabilities	—	—	564	1,114	75	1,930	2,731	—	6,414
2.5 off-balance sheet transactions	12,286	166,651	148,374	72,389	32,735	52,003	1,331	—	485,769

Total liabilities	80,543	202,989	161,998	88,290	48,990	57,682	11,771		652,263

        The residual maturities of assets and liabilities for year 2002 are detailed in the following table:

(Table 11.6 B.I.)

	Specified duration
				Between 1 and 5 years		Beyond 5 years
	On demand	Up to 3 months	Between 3 and 12 months	Fixed rate	Indexed rate	Fixed rate	Indexed rate	Unspecified	Total
	(in millions of Euro)
1. Assets
1.1 Treasury bonds eligible for refinancing	3	310	1,091	737	494	328	180	—	3,143
1.2 due from banks	5,000	14,214	1,405	274	497	89	49	472	22,000
1.3 loans to customers	23,104	19,476	19,141	12,079	23,956	9,727	17,235	1,983	126,701
1.4 bonds and other debt securities	153	1,015	3,110	3,966	4,392	1,802	2,384	—	16,822
1.5 off-balance sheet transactions	27,523	93,430	79,508	65,489	3,340	33,786	966	—	304,042

Total assets	55,783	128,445	104,255	82,545	32,679	45,732	20,814	2,455	472,708

2. Liabilities
2.1 due to banks	3,036	10,021	3,386	1,051	3,286	564	3,112	—	24,456
2.2 due to customers	61,357	19,231	3,086	742	137	458	269	—	85,280
2.3 securities issued:
—bonds	481	1,319	5,277	13,972	14,106	2,367	1,925	—	39,447
—certificates of deposit	1,702	2,470	1,510	299	1,133	1	195	—	7,310
—other securities	665	4,023	116	—	—	—	—	—	4,804
2.4 subordinated liabilities	—	60	1,050	9	656	2,435	2,403	—	6,613
2.5 off-balance sheet transactions	18,523	102,068	82,577	59,749	4,062	36,784	279	—	304,042

Total liabilities	85,764	139,192	97,002	75,822	23,380	42,609	8,183	—	471,952

Assets and liabilities denominated in foreign currencies

        Assets and liabilities denominated in currencies other than those of the €-zone as of December 31, 2003 and as of December 31, 2002 are broken down as follows:

(Table 11.7 B.I.)

	12/31/03	12/31/02
	(€/mil)
(a) Assets
1. due from banks	3,970	3,936
2. loans to customers	6,920	8,833
3. securities	2,179	2,931
4. equity investments	69	90
5. other accounts	207	203

Total assets	13,345	15,993

(b) Liabilities
1. due to banks	6,595	7,658
2. due to customers	6,700	6,543
3. securities issued	6,819	6,551
4. other accounts	75	519

Total liabilities	20,189	21,271

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

        A description of the organizational model and the results of monitoring the evolution of risks for 2003 is reported in the appropriate section of the Report on Group Operations ("Risk management and control").

Securitization transactions

Group securitization transactions

        As of December 31, 2003 there remained only one securitization transaction in the SANPAOLO IMI Group accounts, which was carried out by the subsidiary Sanpaolo Leasint S.p.A..

        In 1997 the company made a non-recourse assignment of performing loans under leasing contracts as per Law 52/91 for a total book value of € 504 million, in order to free part of the loan portfolio, generating sources of additional liquidity and, at the same time, benefiting from credit risk containment. The initial transfers of loans by Sanpaolo Leasint S.p.A. ("Leasint") was accounted for under Italian GAAP as sales at book value in accordance with Law No. 52/91. Consequently, the loans ceased to be recognized on the balance sheets of Leasint and therefore the consolidated balance sheet of SANPAOLO IMI, with no related gain or loss. In order to effect the sale of the loans, a special purpose vehicle ("SPV") was established and the transaction was structured so that the SPV issued and sold interest-bearing bonds on the open market and used the proceeds to acquire the loans of Leasint. Under the terms of the transaction, the SPV issued three tranches of debt (Classes A, B and C), all with differing credit ratings, such that the Class C bonds were considered subordinated to the Class A and Class B bonds. Leasint was required to purchase all the Class C bonds in the amount of €50 million. The purchases were made by Leasint to ensure that the residual risk related to the transferred loans remained with Leasint. In conjunction with the acquisition of the Class C bonds issued by the SPV, Leasint recognized an investment in debt securities in its balance sheet. The agreements governing the transfer of the loans by Leasint, although explicitly without recourse, do not protect Leasint from the residual risks of the transferred loans. In particular, Leasint receives interest payments on the Class C bonds of the SPV that it holds, equal to the difference between the interest income on the transferred portfolio and the interest expenses on the Class A and Class B bonds. Those interest payments are reduced to the extent that the transferred loans are deemed to be uncollectible. If the amount of loans deemed to be uncollectible exceeds the amount of interest due to Leasint on the bonds it holds, there is a corresponding reduction in the principal amount of such bonds, up to the entire book value of the Class C bond (€50 million). To date there have been no reductions in the principal amount of the Class C bonds held by Leasint. The net interest income recognized by SANPAOLO IMI is equal to the difference between the interest income on that loan portfolio and the interest expense on the bonds issued by the relevant special purpose vehicle. Under an accounting point of view, the impact of the transaction on the income statement in the years subsequent the securitization was the same as if such receivables had remained on SANPAOLO IMI balance sheet.

        In 2003 no revolving assignments were made against the original securitization transaction (while in 2002 revolving assignments were made against a securitization transaction for € 33 million), in order to ensure the equivalence of the initial securitized assets to the securities issued up to the contract date set for repayment of the securities. The assigned portfolio is subject to continuous monitoring which consists of preparing a quarterly settlement report for the various entities involved (rating agencies, factoring companies, vehicle companies and trustees) with a detailed explanation of the state of the loans and of collections during the period. The servicer activity commits the company to the separate administration, management and collection of the portfolio originally assigned and of the loans subsequently due, as well as handling any recovery procedures. As of 31 December 2003, loans to be collected amounted to € 13 million (€ 59 million as of December 31, 2002).

        Moreover as of December 31, 2002, the SANPAOLO IMI Group carried out the other two following securitization transactions:

  •
  Finconsumo Banca S.p.A.(1)—The bank has two separate securitization programmes (Golden Bar I and Golden Bar II), represented by non-recourse assignments of performing consumer loans to families resident in Italy in accordance with Law 130/99 and through the Golden Bar (Securitization) s.r.l. vehicle, which is not at all connected to Finconsumo Banca. These transactions satisfy the need on the one hand to increase and diversify the access to loans, to support the growth in size and, on the other hand, to improve management of own capital from a regulatory point of view. The two programmes which involve the initial assignment of loans and subsequent revolving of assignments in order to ensure the equivalence of the securitized assets with the securities issued until the contract date set for amortization of the securities, provide the following: a)for Golden Bar I the bank booked € 362 million in 2000 by way of initial assignment and € 388 million by way of revolving assignment (of which € 196 million in 2002); b)for Golden Bar II the bank booked € 258 million in 2001 by way of initial assignment and € 186 million by way of revolving assignment (of which € 134 million in 2002). The investment securities portfolio includes Junior securities arising from the two securitization transactions for € 2 million and € 1 million, respectively. These securities represent the financial tool for recognizing, during the transaction, the spread differential between cash flows generated by the loans assigned portfolio and the securities issued (excess spread). The securitization portfolios are subject to continuous monitoring which consists of preparing a quarterly settlement report for the various entities involved (rating agencies, vehicle companies and trustees). As of December 31, 2002 these two transactions still had loans to be collected for € 317 million and € 240 million, respectively. Furthermore, in 2002 Finconsumo Banca concluded a synthetic securitization transaction through the subscription of three derivative contracts on loans (Credit Default Swaps). In detail, the bank securitized an initial portfolio of performing loans for € 350 million, which will be later reintegrated quarterly, on the basis of receivables collected. The characteristics of this transaction, which has a duration of seven years and does not foresee any final period of amortization, ensure that on payment of a quarterly premium, Finconsumo Banca purchases protection in the form of an indemnity, in the event that there should be an extraordinary increase in the number of defaults on the securitization portfolio. Also the impact of these securitization on the income statement in the years subsequent the securitizations was the same as if such receivables had remained on SANPAOLO IMI balance sheet.

  •
  Finemiro Banca S.p.A.—The "Venere 1" securitization transaction, which involved the transfer in 1999 of receivables represented by installment loans for the purchase of consumer goods with at least 5 unpaid installments (problem loan) for a nominal value of € 154 million, was concluded in December 2002 following the subsidiary's re-acquisition of the residual portion of the loan totaling € 93 million, for the sum of € 2 million.

(1)
The company was sold in 2003 and previously was subject to joint control (SANPAOLO IMI 50%). The information relating to the securitization transactions carried out by the company is provided for the whole amount, even if the impact on the consolidated financial statements of the SANPAOLO IMI Group until 2002 was in proportion to its holding (50%).

Third party securitization transactions

        Our subsidiary Banca IMI operates in the securitization sector and acted as arranger and joint lead-manager for the following securitization transactions in 2003: Società Cartolarizzazione Crediti INPS (4): € 3,100 million; Master Dolphin: € 350,000 million; CPG € 3,326 million.

        Banca IMI also organized a securitization transaction (Tacchini group) that was executed through a program for issuing asset-backed commercial paper ("ABCP") in the amount of € 31 million. Given the type of securities issued, Banca IMI was not involved in their placement but acted as master purchaser of the loans being securitized, for their subsequent sale to a platform and as co-guarantor of a liquidity line in favor of the issuer of the ABCP.

Securities in portfolio representing third party securitization transactions

        As of December 31, 2003, the Group holds investment and dealing securities from third party securitizations, as shown in the following table:

12/31/03

Type of underlying activities	Loan quality	"Senior" securities	"Mezzanine" securities	"Junior" securities	Total
		(€/mil) book value
Investment securities portfolio
Leasing	Performing	19	—	—	19
Other loans	Performing	1	—	—	1

		20	—	—	20
Dealing securities portfolio
Central and local authorities	Performing	805	35	20	860
Building mortgage loans	Performing	1	—	—	1
Consumer loans	Performing	14	11	—	25
Leasing	Performing	2	—	—	2
Health care receivable	Performing	401	—	—	401
Public real estate	Performing	17	—	—	17
Social security contributions	Performing	56	—	—	56
	Problem loans	5	—	—	5
Other loans	Performing	1	—	—	1

		1,302	46	20	1,368

		1,322	46	20	1,388

        The investment securities portfolio is shown net of adjustments in value totaling € 18 million, of which € 4 million were booked during the year.

        The underlying activities to junior securities deriving from third party securitization transactions (pro-quota value) amount to € 354 million.

        Our subsidiary Banca IMI, operating in the securitization sector as arranger, holds securities in its dealing portfolio that result from securitization transactions for third parties for a total amount of € 31 million (which amount is included in the preceding table).

        As of December 31, 2002, the Group held investment and dealing securities from third party securitizations, as shown in the following table:

12/31/02

Type of underlying activities	Loan quality	"Senior" securities	"Mezzanine" securities	"Junior" securities	Total
		(€/mil) book value
Investment securities portfolio
Building mortgage loans	Performing	2	—	—	2
Credit cards	Performing	47	—	—	47
Leasing	Performing	29	—	—	29
Securities portfolio	Performing	—	—	6	6
SACE loans to foreign public sector debtors	Performing	6	—	—	6
Health care receivable	Performing	3	—	—	3
Other loans	Performing	57	5	—	62
	Non-performing loans	3	—	—	3

		147	5	6	158
Dealing securities portfolio
Building mortgage loans	Performing	6	4	1	11
	Non-performing loans	1	1	—	2
Commercial/industrial/agricultural mortgage loans	Performing	1	—	—	1
	Non-performing loans	2	4	—	6
Leasing	Performing	6	—	—	6
Health care receivable	Performing	6	—	—	6
Public real estate	Performing	126	—	—	126
Social security contributions	Performing	25	—	—	25
	Problem loans	6	—	—	6
Other loans	Performing	29	23	—	52
	Non-performing loans	2	—	—	2

		210	32	1	243

		357	37	7	401

        The investment securities portfolio is shown net of adjustments in value totaling € 30 million, of which € 21 million were booked during the year.

(22) Administration and Dealing on Behalf of Third Parties

Dealing in securities

        Purchases and sales made during the year on behalf of third parties were as follows:

(Table 12.1 B.I.)

	12/31/03	12/31/02
	(€/mil)
(a) Purchases
1. settled	114,927	118,222
2. not settled	23	124

Total purchases	114,950	118,346

(b) Sales
1. settled	126,552	109,844
2. not settled	10	122

Total sales	126,562	109,966

        Purchase and sale transactions performed on behalf of third parties include, respectively, € 9,201 million and € 21,406 million for dealings in derivative contracts (respectively € 334 million and € 372 million as of December 31, 2002).

Portfolio management

        The total market value of portfolios managed on behalf of customers and inclusive of Fund-based Portfolio Management (GPF) is detailed below:

(Table 12.2 B.I.)

	12/31/03	12/31/02
	(€/mil)
Portfolio management (1)	33,241	34,283

(1)
In accordance with specific Bank of Italy instructions, this information refers solely to personalized portfolio management on behalf of customers, excluding those offered by third parties and distributed by the Group.

Custody and administration of securities

        The nominal value of securities held in custody and for administration, including those received as guarantees, is detailed below:

(Table 12.3 B.I.)

	12/31/03	12/31/02
	(€/mil)
(a) Third-party securities held on deposit	289,891	257,594
(b) Third-party securities deposited with third parties	210,283	175,659
(c) Portfolio securities deposited with third parties (a)	24,607	21,703

(a)
Excluding securities deposited with third parties to secure repurchase agreements, already included in table 10.3 B.I.- Assets lodged to guarantee the Group's liabilities.

Collection of receivables on behalf of third parties: debit and credit adjustments

        The notes portfolio has been reclassified on the basis of the related settlement date, by recording the following adjustments:

(Table 12.4 B.I.)

	12/31/03	12/31/02
	(€/mil)
a) Debit adjustments
1. current accounts	659	681
2. central portfolio	2,555	3,658
3. cash	827	1,395
4. other accounts	812	1,448
b) Credit adjustments
1. current accounts	827	616
2. transferors of notes and documents	4,122	6,556
3. other accounts	141	296

Other transactions

Research and Development

Applied Research Reserve

        SANPAOLO IMI manages transactions arising from applications received by December 31, 1999 out of the Applied Research Reserve. As of December 31, 2003, there are resolutions to be stipulated for € 115 million, disbursements to be made for € 587 million and loans for € 697 million (respectively € 217.4 million, € 827.2 million and € 708.7 million as of December 31, 2002).

Reserve for Research Grants

        SANPAOLO IMI continues to operate, in its capacity as authorized bank, for the evaluation and control of industrial research projects and researcher training schemes using the Reserve for Research Grants managed by the Ministry of Education, Universities and Research (MIUR). During 2003, 113 applications (559 during 2002) were received for research investment for € 386 million (€ 1,001 million in 2002) and MIUR deliberated on financing of € 339 million (€ 457.5 million in 2002).

        Since the end of 2002 the Ministry has momentarily suspended acceptance of applications for projects outside of depressed areas in Southern Italy, owing to lack of funds.

Reserve for Technological Innovation

        Since November 2001, SANPAOLO IMI has co-operated with the Ministry for Productive Activities (MAP) for the management of development projects utilizing the Reserve for Technological Innovation. During 2003, acceptance of applications was suspended owing to lack of funds; MAP deliberated on financing of € 270 million. During 2002, 452 applications were received for development investment for € 1,354 million and MAP deliberated on financing of € 122 million.

        During 2003 activities connected to the three reserves generated a total € 9 million commission from the Public Administration (€ 17.9 million during 2002).

Guarantee Fund for small and medium-sized enterprises in Southern Italy (Law 341/95)

        With the Convention stipulated between the Italian Treasury and the Bank on December 21, 1995, as approved and activated by Decree of the Director-General of the Treasury dated January 5, 1996,

SANPAOLO IMI, in its capacity as Managing Body, has been granted the concession to this Fund established under Law 341/1995.

        The purpose of Law 341/1995 is to promote rationalization of the financial situation of small and medium-sized enterprises in Southern Italy, as defined by EU parameters. This involves measures of various types, from interest-relief grants on loans designed to convert short-term bank borrowing into medium and long-term loans, to the granting of supplementary guarantees on investment loans, for the purchase of equity investments and for the debt consolidation described above.

        Since the beginning of 2000 acceptance of new applications was closed. As of 31 December 2003, there are 1,564 applications for € 626 million, broken down as follows:

  •
  € 611 million relating to the consolidation of short-term debt (of which € 610 million already being paid and € 1 million waiting for the final documentation);

  •
  € 13 million for investment loans; an application for € 1 million not yet completed;

  •
  € 1 million for the purchase of investments.

        As of December 31, 2002, there were 3,150 applications for € 1,184 million, broken down as follows:

  •
  € 1,157 million relating to the consolidation of short-term debt (of which € 1,156 million already being paid and € 1 million waiting for the final documentation);

  •
  € 27 million for investment loans.

        The management activities for this Ministry generated € 0.3 million commission (€ 0.5 million in 2002).

Notes accepted after collection and taxation

        The Group has received instructions to collect third-party receivables as part of its portfolio transactions. The nominal value of such receivables is € 33,700 million (€ 31,170 million as of December 31, 2002).

        Furthermore, through the subsidiary Gest Line, the Group manages the collection and recovery of taxation and duties for € 32,956 million. In 2002 the Group managed the collection of taxes for € 22,289 million through the subsidiaries ESABAN, Ge.ri.co., Sanpaolo Riscossioni Genova and Sanpaolo Riscossioni Prato,

Third-party portion of syndicated loans

        The portion of syndicated loans arranged by the Parent Bank for third parties without a representation mandate totaled € 564 million at period end (€ 671 million as of December 31, 2002).

Portfolio management services rendered by third parties

        The amount of portfolio management services rendered by third parties and offered to customers through Group companies as of December 31, 2003 amounted to € 4,704 million (€ 12,444 million as of December 31, 2002) broken down as follows: € 1,184 million of mutual funds, € 917 million of fund-based portfolio management, € 497 million of portfolio management schemes and € 2,106 million in insurance policies (respectively € 5,883 million, € 2,147 million, € 387 million and € 4,027 as of December 31, 2002).

(23) Interest

        Interest income and expense and similar revenues and charges, detailed below, are reported in captions 10 and 20 of the consolidated statement of income:

	2003	2002	2001
Interest income and similar revenues (caption 10)	7,443	8,693	8,016
Interest expense and similar charges (caption 20)	3,701	4,955	5,326

Interest income and similar revenues (caption 10)

Analysis of caption 10 "interest income and similar revenues" (Table 1.1 B.I.)

	2003	2002	2001
(a) On amounts due from banks	460	691	900
including:
—deposits with central banks	43	60	63
(b) On loans to customers	6,215	6,936	5,999
including:
—loans using public funds	—	—	—
(c) On debt securities	727	995	1,026
(d) Other interest income	41	71	91
(e) Net differential on hedging transactions (*)	—	—	—

Total	7,443	8,693	8,016

(*)
They represent the net effects of differentials on hedging derivative contracts.

Detail of caption 10 "interest income and similar revenues" (Table 1.3 B.I.)

	2003	2002	2001
	(€/mil)
a) On assets denominated in foreign currency	205	309	506

        "Interest income and similar revenue" on assets denominated in foreign currency relates to transactions denominated in currencies not included in the Euro-zone.

Interest expense and similar charges (caption 20)

Analysis of caption 20 "interest expense and similar charges" (Table 1.2 B.I.)

	2003	2002	2001
	(€/mil)
(a) On amounts due to banks	659	1,029	1,428
(b) On amounts due to customers	1,050	1,445	1,600
(c) On securities issued (*)	1,493	1,945	1,961
including:
—certificates of deposit	110	221	336
(d) On public funds administered	—	—	—
(e) On subordinated liabilities	302	320	241
(f) Net differential on hedging transactions (**)	197	216	96

Total	3,701	4,955	5,326

(*)
Excluding interest on subordinated securities included at caption (e).

(**)
They represent the net effects of differentials on hedging derivative contracts.

Detail of caption 20 "interest expense and similar charge" (Table 1.4 B.I.)

	2003	2002	2001
	(€/mil)
a) On liabilities denominated in foreign currency	224	403	921

        "Interest expense and similar charges" on liabilities denominated in foreign currency relates to transactions denominated in currencies not included in the Euro-zone.

(24) Commission

        Commission income and expense, as detailed below, are reported in captions 40 and 50 of the consolidated statement of income:

	2003	2002	2001
Commission income (caption 40)	3,722	3,467	3,312
Commission expense (caption 50)	685	671	714

Commission income (caption 40)

Analysis of caption 40 "Commission income" (Table 2.1 B.I.)

	2003	2002	2001
(a) Guarantees given	80	77	68
(b) Credit derivatives	8	10	3
(c) Management, dealing and advisory services
1. dealing in securities	97	129	131
2. dealing in currency	31	35	35
3. portfolio management:
3.1 individual	204	229	196
3.2 collective	1,219	1,129	1,476
4. custody and administration of securities	67	66	60
5. depositary bank	115	121	138
6. placement of securities	34	13	59
7. acceptance of instructions	97	83	84
8. advisory services	35	23	38
9. third party service distribution:
9.1 portfolio management:
a) individual	18	23	12
b) collective	29	110	12
9.2 insurance products	285	159	137
9.3 other products	7	7	4
(d) Collection and payment services	332	325	239
(e) Servicing for securitisation transactions	—	2	1
(f) Tax collection services	179	122	83
(g) Other services	885	804	536

Total	3,722	3,467	3,312

        Subcaption (g) "Other services" comprises, in particular:

	2003	2002	2001
	(€/mil)
Loans granted	271	243	175
Deposits and current account overdrafts	316	297	215
Current accounts	173	141	82
Loan-arrangement activities	8	6	7
Other services	117	117	57

Total	885	804	536

        Commission income by distribution channels is organized as follows:

Detail of caption 40 "commission income": "Products and services distribution channels" (Table 2.2 B.I.)

	2003	2002	2001
	(€/mil)
(a) With own branches:
1. portfolio management	993	933	1,028
2. placement of securities	1	1	43
3. third party service distribution	188	192	77
(b) Outside supply
1. portfolio management	430	425	644
2. placement of securities	33	12	16
3. third party service distribution	151	107	88

Commission expense (caption 50)

Analysis of caption 50 "Commission expense" (Table 2.3 B.I.)

	2003	2002	2001
	(€/mil)
(a) Guarantees received	12	14	7
(b) Credit derivatives	1	1	—
(c) Management and dealing services
1. dealing in securities	33	36	34
2. dealing in currency	1	2	2
3. portfolio management:
3.1 own portfolio	—	—	—
3.2 third party portfolio	79	71	102
4. custody and administration of securities	23	24	28
5. placement of securities	7	2	12
6. door-to-door sales of securities, financial products & services	314	319	430
(d) Collection and payment services	93	98	65
(e) Other services	122	104	34

Total	685	671	714

        Subcaption (e) "Other services" comprises, in particular:

	2003	2002	2001
	(€/mil)
Loan-arrangement activities	56	65	12
Loans obtained	6	3	2
Intermediation in financing transactions	9	10	3
Other services	51	26	17

Total	122	104	34

(25) Profits (Losses) on Financial Transactions

        Profits and losses on financial transactions, detailed below, are reported in caption 60 of the consolidated statement of income:

	2003	2002	2001
	(€/mil)
Profits (losses) on financial transactions (caption 60)	198	-98	105

Profits (losses) on financial transactions (caption 60)

        Profits and losses for years 2003, 2002 and 2001 in respect of the "official schedules" are analyzed as follows:

Analysis of caption 60 "Profits (losses) on financial transactions (Table 3.1 B.I.)

2003	Security transactions	Currency transactions	Other transactions	Total
	(€/mil)
A1. Revaluations	237	—	1,797	2,034
A2. Writedowns	(205)	—	(1,942)	(2,147)
B. Other profits and losses	(54)	70	295	311

Total	(22)	70	150	198

including:
1. on government securities	(39)
2. on other debt securities	6
3. on equities	170
4. on security derivatives	(159)

2002	Security transactions	Currency transactions	Other transactions	Total
A1. Revaluations	414	—	1,796	2,210
A2. Writedowns	(243)	—	(2,695)	(2,938)
B. Other profits and losses	(382)	69	943	630

Total	(211)	69	44	(98)

including:
1. on government securities	74
2. on other debt securities	70
3. on equities	(544)
4. on security derivatives	189

2001	Security transactions	Currency transactions	Other transactions	Total
A1. Revaluations	238	—	1,490	1,728
A2. Writedowns	(138)	—	(3,081)	(3,219)
B. Other profits and losses	(387)	40	1,943	1,596

Total	(287)	40	352	105

including:
1. on government securities	78
2. on other debt securities	45
3. on equities	(153)
4. on security derivatives	(257)

        This caption mainly reflects one component of the brokerage activity normally carried out by the Group, the results of which are also reflected in the captions relating to interest and dividends. The main result is outlined in the "net interest and other banking income" of the Wealth Management and Financial Markets business sector—Banca IMI in the Report on Operations.

        The reconciliation with the "Profits and losses from financial transactions and dividends on shares" caption of the reclassified statement of income, reported in the Report on Operations, is detailed below:

Reconciliation of caption 60 "Profits (losses) on financial transactions" with the reclassified statement of income

(€/mil)
Profits (losses) on financial transactions (caption 60)	198
Reclassification from interest income and expense of the negative margin of Investment Banking (1)	26
Reclassification from the dividends on dealing shares caption	223

Caption of the reclassified statement of income "Profits and losses from financial transactions and dividends on shares"	447

(1)
The reclassification refers to the interest income relating to the Banca IMI Group which, in the interest of a better representation of Group results, is shown under the "profits and losses from financial transactions and dividends on shares" caption, being closely connected, from an operating point of view, with the result of the stockbroking activities.

(26) Administrative Costs

        Administrative costs, detailed below, are reported in caption 80 of the consolidated statement of income:

	2003	2002	2001
	(€/mil)
Payroll costs (caption 80.a)	2,841	2,856	2,221
Other administrative costs (caption 80.b)	1,769	1,792	1,379

Total	4,610	4,648	3,600

Payroll costs (caption 80.a)

        The following table sets out the detail of the payroll costs.

	2003	2002	2001
	(€/mil)
Wages and salary	2,046	2,061	1,600
Social security charges	633	618	471
Termination indemnities	132	140	109
Pension and similar commitments	30	37	41

Total	2,841	2,856	2,221

        The following table sets out the average number of employees by category

Average number of employees by category (table 4.1 B.I.)

	2003	2002	2001
(a) Executives	836	857	673
(b) Supervisors	5,671	6,114	11,638
(c) Other employees	37,834	39,132	23,172

Total	44,341	46,103	35,483
of which: of companies consolidated under the proportional method	705	698	182

  Other administrative costs (caption 80.b)

	2003	2002	2001
	(€/mil)
IT costs	426	404	340
Software maintenance and upgrades	122	110	118
External data processing	96	93	54
Maintenance of operating assets	68	67	66
Data transmission charges	66	62	52
Database access charges	49	53	34
Equipment leasing charges	25	19	16
Property management expenses	289	294	237
Rented property:	188	187	152
—rental of premises	172	172	142
—maintenance of leasehold premises	16	15	10
Property owned:	29	34	23
—maintenance of properties owned by the Bank	29	34	23
Security services	39	39	34
Cleaning of premises	33	34	28
General expenses	268	279	202
Postage and telegraph charges	53	62	51
Office supplies	32	37	28
Transport and counting of valuables	23	31	14
Courier and transport services	21	18	10
Payroll costs for personnel on secondment	6	5	1
Other expenses	133	126	98
Professional and insurance fees	260	287	203
Professional fees	158	185	128
Legal and judiciary expenses	41	43	40
Insurance premiums—banks and customers	40	40	18
Investigation/commercial information costs	21	19	17
Promotion, advertising and marketing expenses	91	96	65
Advertising and entertainment	77	82	58
Contributions and membership fees to trade unions and business associations	14	14	7
Indirect payroll costs	91	75	64
Indirect personnel expenses	91	75	64
Utilities	87	93	69
Energy	47	49	35
Telephone	40	44	34
Total	1,512	1,528	1,180
Indirect duties and taxes
—stamp duties	176	190	145
—substitute tax (Pres. Decree 601/73)	32	26	15
—local property taxes	15	14	10
—tax on stock exchange contracts	7	8	7
—non-recoverable VAT on purchases	6	4	4
—other	21	22	18

Total	257	264	199

Total other administrative costs	1,769	1,792	1,379

(27) Adjustments, Writebacks and Provisions

        Adjustments and provisions, reported in captions 90, 100, 120, 140 and 150 of the consolidated statement of income, and writebacks, reported in captions 130 and 160, are detailed below:

	2003	2002	2001
Adjustments to intangible and tangible fixed assets (caption 90)	642	753	543
Provisions for risks and charges (caption 100)	195	261	136
Adjustments to loans and provisions for guarantees and commitments (caption 120)	1,126	889	636
Writebacks of adjustments to loans and provisions for guarantees and commitments (caption 130)	417	320	278
Provisions to reserves for probable loan losses (caption 140)	15	27	11
Adjustments to financial fixed assets (caption 150)	158	569	235
Writebacks of adjustments to financial fixed assets (caption 160)	218	8	2

Adjustments to intangible and tangible fixed assets (caption 90)

	2003	2002	2001
Adjustments to intangible fixed assets
—amortization of start-up and capital increase expenses	1	1	2
—amortization of goodwill	1	2	1
—long-term writedowns of goodwill	7	—	—
—amortization of merger differences	—	27	27
—amortization of software costs	199	198	125
—long-term writedowns of software cost	1	4	8
—amortization of other deferred charges	31	32	45
—long-term writedowns of other deferred charges	—	12	—
—amortization of goodwill arising on consolidation	131	154	96
—amortization of goodwill arising on application of the equity method	19	29	25
Adjustments to tangible fixed assets
—depreciation of property	93	92	66
—long-term writedowns of property	3	—
—depreciation of furniture and installations	156	202	148

Total	642	753	543

        Individual assets have been written down with reference to their remaining useful lives using, in most cases, the maximum fiscally-allowed rates, including the provision of accelerated depreciation.

        "Amortization of goodwill arising on consolidation" includes the investment in Banka Koper d.d. reflecting, in addition to the portion of ordinary amortization for 2003, the extraordinary adjustment of € 8 million, made in order to align the value of the investment in the Slovenian bank to the estimated opinion obtained in view of transferring the company to Sanpaolo IMI Internazionale S.p.A..

        "Amortization of goodwill arising on consolidation" includes in 2002, for the French group Fideuram Wargny, besides the ordinary amortization for the year 2002, a writedown of € 44 million, made to take account of the downward trend in financial markets and of a more prudent evaluation of prospects of future profit for the subsidiaries.

Provisions for risks and charges (caption 100)

        Provisions for risks and charges of € 195 million during 2003 reflect the consolidation of the corresponding provisions of the Parent Bank for € 117 million, designed as follows:

  •
  € 57 million to strengthen the fund against losses on legal disputes;

  •
  € 38 million to cover potential charges among which guarantees given in respect of extraordinary transactions and those relating to risks connected to dealing activities in securities with customers;

  •
  € 22 million to increase the reserve for other personnel costs, of which € 16 million for charges relating to supplementary pension funds and € 6 million to cover long-service bonuses to employees.

        Provisions made by subsidiaries (€ 78 million) comprise € 21 million of provisions made by the "Bank Networks" held by Cardine Finanziaria and by SANPAOLO Banco di Napoli; the remaining € 57 million refers to provisions made by subsidiaries against the risks involved in operating in the placement and management of financial products (€ 37 million) and to provisions made by other subsidiaries (€ 20 million).

        Provisions for risks and charges, for € 261 million, made during 2002 reflect the consolidation of the corresponding provisions of the Parent Bank for € 149 million and € 18 million for provisions made by during the year by "Network Banks" held by Cardine Finanziaria. The remainder refers to provisions of € 68 million made by subsidiaries operating in the placement and management of financial products against the risks involved in such activities and € 26 million accrued by other subsidiaries.

        The provisions made by the Parent Bank are allocated as follows:

  •
  € 79 million for potential charges deriving from any renegotiation of mortgage loans, premium transactions and other potential liabilities;

  •
  € 48 million to strengthen the fund against losses on legal disputes;

  •
  € 22 million to increase the coverage of the reserve for other personnel costs, of which € 6 million to cover long-service bonuses to employees and € 6 million to integrate the provisions established to balance the technical deficit of the Bank's employee pension fund.

        The provisions made by the "Network Banks" are allocated as follows:

  •
  € 5 million against potential costs deriving from the renegotiation of mortgage loans;

  •
  € 8 million to increase the reserve for other risks and charges against losses on legal disputes, especially claims from bankruptcy liquidators;

  •
  € 5 million for other risks and charges.

        The provisions made by the other subsidiaries operating in financial services for families are made up of prudent provisions against risks connected with the distribution and management of financial products.

        Provisions for risks and charges, € 136 million, made during 2001 reflect the consolidation of the corresponding provision of the Parent Bank (€ 30 million) and provisions made by subsidiary Banco di Napoli (€ 34 million). The remainder refers essentially to provisions made by the subsidiaries operating in the placement and management of financial products against the risks involved in such activities.

        The provision made by the Parent Bank is allocated as follows:

  •
  € 13 million for potential charges deriving from renegotiated mortgage loans, option transactions and other potential liabilities;

  •
  € 14 million designed to increase the coverage of the reserve for other payroll costs, pension and similar commitments, including € 6 million to cover long-service bonuses to the Bank's employees, € 6 million to integrate the provisions established to balance the technical deficit of the Bank's employee pension fund and € 2 million for other liabilities;

  •
  € 3 million to increase supplementary pension liabilities for former IMI S.p.A. personnel already in retirement.

        The provision made by Banco di Napoli is allocated as follows:

  •
  € 13 million to increase the reserve for other risks and charges against lawsuits, above all claims from bankruptcy liquidators;

  •
  € 11 million for other risks and charges.

  •
  € 10 million to increase the reserve for other payroll costs.

        The provisions made by other subsidiaries relate to prudent provisions made by subsidiaries operating in the area of financial services for households for risks involved in the marketing financial products.

Adjustments to loans and provisions for guarantees and commitments (caption 120)

        The following table sets out the analysis of caption 120 "Adjustments to loans and provisions for guarantees and commitments".

  Analysis of caption 120 "Adjustments to loans and provisions for guarantees and commitments" (table 5.1 B.I.)

		2003	2002	2001
(a)	Adjustments to loans of which:	1,112	803	622
	—general adjustments for country risk	—	7	13
	—other general adjustments	169	189	184
(b)	Provisions for guarantees and commitments of which:	14	86	14
	—general provisions for country risk	—	—	—
	—other general provisions	5	67	3

Total		1,126	889	636

        In addition to the above adjustments, default interest of € 142 million during 2001has been reversed from interest income.

Writebacks of adjustments to loans and provisions for guarantees and commitments (caption 130)

	2003	2002	2001
Revaluation of loans previously written down	149	95	132
Revaluation of loans previously written off	5	1	2
Revaluation of provisions for guarantees and commitments	21	18	2
Collection of loan principal previously written down	161	116	72
Collection of loan principal and interest previously written off	39	39	35
Collection of default interest previously written down	42	51	35

Total	417	320	278

Provisions to reserves for probable loan losses (caption 140)

        Provisions to reserves for probable loan losses represent accruals made by certain subsidiary companies.

Adjustments to financial fixed assets (caption 150)

	2003	2002	2001
Adjustments to equity investments	150	542	224
Adjustments to other investment securities	8	27	11

Total	158	569	235

        Adjustments to investment securities in 2001mainly refer to the writedown of an investment security of Banco di Napoli in relation with the reorganization of the New York branch.

        Adjustments to equity investments relate to the writedown of holdings in the following non-consolidated companies:

	2003	2002	2001
	(€/mil)
Hutchinson 3G Italy S.p.A. (1)	105	16	19
Fiat S.p.A.	12	82	72
Kredyt Bank S.A.	11	—	—
Compagnia Assicuratrice Unipol S.p.A.	7	—	—
Praxis Calcolo S.p.A.	4	2	—
Edison S.p.A.	2	—	—
Fata Group S.r.l.	2	—	—
Aceagas-Aps S.p.A.	1	—	—
Eni S.p.A.	1	—	—
Finanziaria Aps S.p.A.	1	—	—
Kiwi II Ventura—Serviços de Consultoria S.A.	1	2	1
Lingotto S.p.A.	1	—	—
Santander Central Hispano	—	399	80
Olivetti S.p.A.	—	10	19
Idra Partecipazioni S.p.A.	—	6	—
AEM Torino S.p.A.	—	4	3
Convergenza S.C.A.	—	4	1
Enel S.p.A.	—	4	4
Engineering Ingegneria Informatica S.p.A.	—	3	1
Euromedia Venture Belgique S.A.	—	2	3
AC.E.GA.S S.p.A.	—	1	2
ACEA S.p.A.	—	1	1
Banca Popolare di Lodi S.c.r.l.	—	1	6
Metzler International A.G.	—	1	—
Other minor equity investments	2	4	12

Total	150	542	224

(1)
The figure includes the effect of the writedown of the entire investment in Hutchinson 3G Italia S.p.A., including the portion held through the subsidiary 3G Mobile Investments S.A. which was consolidated using the equity method. This treatment is aimed at disclosing the effect of the writedown in the value of the investment in a single balance sheet caption.

        Duirng 2002 in the context of the purchase agreement for shares in Banca Comerciala Sanpaolo IMI Bank Romania S.A. (former West Bank S.A.), the former Cardine Banca granted some shareholders a put option on their shares, for a unit price not lower than that set for the acquisition of the majority shareholding in Banca Comerciala by Cardine Banca. With respect to this put option, SANPAOLO IMI booked a commitment for € 5 million.

        Considering that the investment in West Bank S.A. was written down to reflect the reduction in equity value from the effect of the losses for the year and that the put options are valued at cost and eventually written down to reflect any permanent losses in value, the December 31, 2002 financial statements were adjusted by € 5 million to reflect the proportionate value of the put options in respect of the write down of the investment.

Writebacks of adjustments to financial fixed assets (caption 160)

        Writebacks of fixed financial assets (€ 218 million) refer to writebacks of equity investments for € 216 million (of which € 215 million refer to Santander Central Hispano S.A.) and to writebacks of investment securities for € 2 million.

        Writebacks of fixed financial assets in 2002 (€ 8 million) refer to writebacks of equity investments for € 3 million and writebacks of investment securities for € 5 million.

Changes in the reserve for general banking risks (caption 230)

        In 2003 movements in the reserve were made solely by subsidiaries, showing utilizations of € 13 million and accruals of € 4 million, with net utilization at consolidated level equal to € 9 million.

        During 2002 the Reserve for General Banking Risks has been fully used by the Parent Bank, amounting to € 358 million (including the allocation of the merger goodwill from the incorporation of Cardine Banca). Residual use at consolidated level (€ 6 million) reflects the movements of the subsidiaries.

        This use has been made to cover the negative impact on net income of the devaluations of the listed investment portfolio, also taking account of the need to optimize the Group's tax position.

(28) Other Consolidated Statement of Income Captions

	2003	2002	2001
	(€/mil)
Dividends and other revenues (caption 30)	309	565	397
Other operating income (caption 70)	396	422	280
Other operating expenses (caption 110)	68	50	36
Extraordinary income (caption 190)	548	575	660
Extraordinary expense (caption 200)	580	248	269
Income taxes for the year (caption 240)	657	450	318

        Consolidated statement of income captions 30, 70, 110, 190, 200, and 240, not discussed above, comprise:

Dividends and other revenues (caption 30)

	2003	2002	2001
	(€/mil)
Shares, quotas and other equities
—dividends	146	268	172
—tax credits	77	142	91
On equity investments, other than those consolidated on a line by line basis or carried at equity
—dividends	73	118	102
Santander Central Hispano S.A.	36	36	38
CDC Ixis S.A.	9	10	—
Banca d'Italia	7	8	3
Eni S.p.A.	6	7	4
Banco del Desarrollo S.A.	2	1	1
Borsa Italiana S.p.A.	2	2	2
Autostrada BS-VR-VI-PD S.p.A.	1	—	—
Biat S.A.	1	1	1
Centro Leasing S.p.A.	1	1	—
Compagnia Assicuratrice Unipol S.p.A.	1	1	—
Enel S.p.A.	1	1	—
AMPS S.p.A.	—	1	1
Cardine Banca S.p.A.	—	33	17
Cartiere Fedrigoni S.p.A.	—	1	2
Fiat S.p.A.	—	3	5
Intesa Holding Asset Management S.p.A.	—	1	—
Monte Titoli S.p.A.	—	1	—
Serene S.p.A.	—	1	—
The Royal Bank of Scotland Plc	—	—	5
Banca Agricola Mantovana S.p.A.	—	—	4
Beni Stabili S.p.A.	—	—	4
Other minor investments	6	9	15
—tax credits	13	37	32

Total	309	565	397

Other operating income (caption 70)

Analysis of caption 70 "Other operating income" (Table 6.1 B.I.)

	2003	2002	2001
		(€/mil)
Expenses recovered
—stamp duties	162	180	112
—other taxes	44	32	44
—legal costs	24	25	7
—other recoveries	69	78	43
Income from merchant banking activities	15	13	14
Reimbursement of services rendered to third parties	15	11	7
Rent and other income from property	15	17	4
Other income from leasing activities	4	5	3
Income from IT companies	2	3	14
Income from option contracts	2	—
Other income	44	58	32

Total	396	422	280

Other operating expenses (caption 110)

Analysis of caption 110 "Other operating expenses" (Table 6.2 B.I.)

	2003	2002	2001
		(€/mil)
Other charges on leasing transactions	41	24	16
IT companies expenses	1	1	8
Charges on option contracts	3	—	—
Losses from merchant banking activities	—	1	3
Other expenses	23	24	9

Total	68	50	36

Extraordinary income (caption 190)

Analysis of caption 190 "Extraordinary income" (Table 6.3 B.I.)

	2003	2002	2001
Out-of-period income
—use of reserves in excess	84	106	16
—disposal of derivative contracts connected with shareholdings(1)	—	96	—
—other out-of-period income	83	107	59
Reimbursement of prior years direct taxes	—	21	—
Amounts not payable	9	6	28
Out-of-court settlements	11	10	66
Price revision on property and investment transactions	—	10	7
Reimbursement of damages for natural disasters	—	5	—
Incorporation of former Banco di Napoli saving deposits	—	22	—
Disposal of branches	11	12	—
Gains on:
—equity investments(2)	40	133	280
—investment in line-by-line consolidated companies	284	16	152
—investment securities	19	5	12
—other financial fixed assets	1	—	—
—own shares in portfolio	—	—	30
—tangible and intangible fixed assets	6	26	10

Total	548	575	660

(1)
This caption refers to the disposal of contracts connected with the shareholding in Banca Agricola Mantovana, disposed of simultaneously with the booking of losses for the same amount.

(2)
The detail of gains on investments is shown in Note 13 "Investments" on page F-42.

        The use of excess reserves includes income of € 62 million from the release of reserves for potential charges relating to the renegotiation of Parent Bank mortgage loans, in excess in respect of the most recent regulatory framework of reference.

        Gains on investments realized on the companies already included in consolidation (line by line or proportionally) refer to the sale of 60% interest in Banque Sanpaolo (€ 240 million) and 20% in Finconsumo Banca (€ 44 million).

        Gains on investment securities refer to the Parent Bank and essentially derive from the disposal of corporate bonds in the context of the redefinition of investment portfolio following the merger operations concluded in 2003.

        Gains on other financial fixed assets refer to income generated by the Parent Bank in respect of closing derivative contracts hedging investment securities.

Extraordinary expense (caption 200)

Analysis of caption 200 "Extraordinary expense"

	2003	2002	2001
		(€/mil)
Tax amnesty	16	—	—
Amounts not collectible	8	7	18
Transactions for legal disputes	10	15	6
Restructuring	9	25	10
Expenses for voluntary incentive retirement schemes	475	31	31
Losses on:
—investment securities	6	3	—
—equity investments(1)	4	96	6
—other financial fixed assets	3	4	9
—tangible and intangible fixed assets	2	1	—
Provisions for supplementary pensions made by Banco di Napoli	—	—	114
Registration tax on the IMI—SIR sentence	—	—	17
Other out-of-period expenses	47	66	58

Total	580	248	269

(1)
The figures as of December 31, 2002 refer to the disposal of the shareholding in Banca Agricola Mantovana, disposed of simultaneously with the derivative contracts connected with this shareholding with the booking of contingent assets for the same amount.

        With respect to the "tax amnesty" initiatives (2003 Budget Law), SANPAOLO IMI and its subsidiaries incurred charges totaling € 48 million, of which € 27 million were charged to the statement of income for 2003 and € 21 million economically neutralized as an effect of the use of pre-existing reserves. More specifically, such charge refers to companies consolidated on a line by line basis for € 36 million (€ 16 million of which is recorded to the statement of income as "extraordinary items" and € 20 million compensated by the use of pre-existing funds) and to subsidiary companies consolidated using the net equity method for € 12 million (€ 11 million of which is recorded to the consolidated statement of income as "Profit (losses) from investments carried at equity" and € 1 million compensated by the use of pre-existing reserves).

        Charges for staff leaving incentives mainly include accruals to the "Income, employment and re-training fund" (Fondo di solidarietà) made by the Parent Bank (€ 376 million) and by former Cardine bank networks (€ 80 million).

        Losses on investments refer mainly to the disposal of investments in Olivetti S.p.A. (€ 3 million).

        Losses on other financial fixed assets refer to Parent Bank charges in respect of closing derivative contracts hedging investment securities.

        As of December 31, 2002, restructuring costs include provisions made for the restructuring of the tax collections sector (€ 13 million) and for the charges expensed to the statement of income for the announced disposal of IMIWEB Bank (€ 9 million).

Income taxes for the year (caption 240)

Analysis of caption 240 "Income taxes for the year" (B.I instruction dated 08/03/99)

	2003	2002	2001
		(€/mil)
1. Current income taxes	500	932	691
2. Change in deferred tax assets	290	368	(409)
3. Change in deferred tax liabilities	(133)	(850)	36
4. Income taxes for the year	657	450	318

        Income taxes for the year 2003, totaling € 657 million, established a Group tax rate of 39.4%, lower than that registered in 2002 (44.2%). The improvement was the result of the two percentage point reduction in IRPEG (Corporate Income Tax) and the half percentage point reduction in IRAP (Regional Income Tax), and by the higher amount of income taxable at reduced rates or not subject to IRAP, such as writebacks of equity investments, gains for the sale of shareholdings and dividends, which balanced the non-deductibility in terms of IRAP of staff leaving expenses.

        It is reminded that the tax rate for the year 2001 (19.6%) was particularly moderate for the following reasons:

  •
  tax savings following the reorganization of the Group structure;

  •
  recovery of prior tax losses on some subsidiaries for which the corresponding prepaid taxation was not booked, owing to the inability to restore capital.

        Net of these components, the consolidated tax rate at year end would have been in the region of 38% (standard tax rate). The lower rate when compared to the sum of IRPEG and the IRAP on Businesses (41%), was determined on the lower taxable income generated abroad, which exceeded the negative influence of the non-deductibility of personnel costs to Italian companies in respect of the Regional Tax on Businesses.

        The negative trend in 2002 in respect of 2001 standard rates was mainly determined by the following events:

  •
  partial non-deductibility of adjustments to investments made by certain subsidiaries (with a negative tax influence estimated at 5 points on the tax rate);

  •
  incomplete booking of prepaid taxation on losses by certain subsidiaries for precautionary measures (with a missed benefit of 2 points on the tax rate).

(29) Other Information Regarding the Consolidated Statement of Income

Geographical distribution of revenues

        The geographical distribution of revenues, based on the location of the Group's companies and their branches for years 2003, 2002 and 2001, is as follows:

(Table 7.1 B.I.)

	2003				2002
	Italy	Other EU countries	Other countries	Total	Italy	Other EU countries	Other countries	Total
				(€/mil)
Interest income and similar revenues	6,990	177	276	7,443	7,779	557	357	8,693
Dividends and other revenues	286	22	1	309	539	9	17	565
Commission income	3,019	636	67	3,722	2,671	764	32	3,467
Profits (losses) on financial transactions	161	30	7	198	(142)	42	2	(98)
Other operating income	371	21	5	397	398	18	6	422

Total revenues	10,827	886	356	12,069	11,245	1,390	414	13,049

(Table 7.1 B.I.)

	2001
	Italy	Other EU countries	Other countries	Total
		(€/mil)
Interest income and similar revenues	6,658	729	629	8,016
Dividends and other revenues	368	29	—	397
Commission income	2,209	1,072	31	3,312
Profits (losses) on financial transactions	19	84	2	105
Other operating income	258	21	1	280

Total revenues	9,512	1,935	663	12,110

(30) Other Information

DIRECTORS AND STATUTORY AUDITORS

Remuneration

        The remuneration of Directors, including the variable component, and Statutory Auditors for the performance of their duties in the Parent Bank and in the subsidiary companies is as follows:

  (Table 1.1 B.I.)

	2003	2002	2001
Directors (*) (**)	12	8	5
Statutory Auditors (**)	1	1	1

(*)
This caption does not include € 1.6 million (€ 0.8 million as of December 31, 2002) received by the Directors for similar activities performed at other Group companies which they paid back to the Parent Bank.

(**)
These captions include the remuneration paid to the Directors and Auditors of Cardine Finanziaria, which was merged into SANPAOLO IMI S.p.A. in 2003.

        The figures in the table include the remuneration toward the Directors and Statutory Auditors of Cardine Banca S.p.A. for the period before its merger by incorporation with SANPAOLO IMI S.p.A. (1/1/02-5/31/02).

        A detailed analysis of Stock option plans and emoluments paid to Directors, Statutory Auditors and General Managers are reported in the next pages.

Compensation paid in 2003 to Directors, Statutory Auditors and General Managers (pursuant to Article 78 of Consob Resolution 11971 of May 14, 1999, amended by CONSOB resolution 13616 of June 12, 2002)

Directors, Statutory Auditors and General Managers in office

	Office			Compensation
Surname and name	Description of office	Period in office	Expiry of office(*)	Remuneration for the office in the company that prepares the financial statements	Non-monetary benefits	Bonuses and other incentives(1)	Other compensation(2)
				(€ thousands)
Directors
MASERA Rainer Stefano	Chairman of the Board of Directors(3)	1.1.03-12.31.03	2003	742	15	899	(a	)
ROSSI Orazio	Deputy Chairman of the Board of Directors(3)	1.1.03-12.31.03	2003	181	—	63	290	(b)
SALZA Enrico	Deputy Chairman of the Board of Directors(3)	1.1.03-12.31.03	2003	184	—	85	6

BUSSOLOTTO Pio	Managing Director(3)	1.1.03-12.31.03	2003	742		—	899		(c	)
IOZZO Alfonso	Managing Director(3)	1.1.03-12.31.03	2003	742		—	899		(d	)
MARANZANA Luigi	Managing Director(3)	1.1.03-12.31.03	2003	742		—	899		(e	)
CARMI Alberto	Director	1.1.03-12.31.03	2003	63		—	80		—
FONTANA Giuseppe	Director	1.1.03-12.31.03	2003	101		—	85		36
GARDNER Richard	Director	1.1.03-12.31.03	2003	63		—	54		—
MANULI Mario	Director	1.1.03-12.31.03	2003	83		—	80		—
MAROCCO Antonio Maria	Director	4.29.03-12.31.03	2003	44		—	—		—
MARRONE Virgilio	Director(3)	1.1.03-12.31.03	2003	98	(f)	—	(f	)	—
MATUTES Abel	Director	1.1.03-12.31.03	2003	62		—	49		—
MIHALICH Iti	Director(3)	1.1.03-12.31.03	2003	94		—	80		11
ORSATELLI Anthony	Director	9.12.03-12.31.03	2003	17		—	—		—
OTTOLENGHI Emilio	Director	1.1.03-12.31.03	2003	79		—	85		6
SACCHI MORSIANI Gian Guido	Director	1.1.03-12.31.03	2003	53		—	71		311	(g)
VERMEIREN Remi François	Director	1.1.03-12.31.03	2003	64		—	4		—
BOUILLOT Isabelle	Director(4)	1.1.03-9.2.03		(f	)	—	(f	)	(f	)
GALATERI DI GENOLA E SUNIGLIA Gabriele	Director(4)	1.1.03-4.13.03		12		—	36		6
Statutory Auditors
PAOLILLO Mario	Chairman of Statutory Auditors	1.1.03-12.31.03	2004	109		—	—		223
BENEDETTI Aureliano	Statutory Auditor	1.1.03-12.31.03	2004	72		—	—		78
DALLOCCHIO Maurizio	Statutory Auditor	1.1.03-12.31.03	2004	74		—	—		41
MAZZI Paolo	Statutory Auditor	1.1.03-12.31.03	2004	75		—	—		—
VITALI Enrico	Statutory Auditor	1.1.03-12.31.03	2004	71		—	—		—

(*)
Date of Shareholders' meeting called to approve the financial statements for the year.

(1)
This includes

  —for the Chairman and Managing Directors, the variable part of the emolument for 2003, as decided by the Board of Directors on 3/2/2004;

  —for the Directors, the emolument corresponding to the profit for the year 2002 of € 889,000 divided proportionally to their presence at meetings held during the year, on the basis of a motion of the Board of Directors following the approval of the financial statements for 2002. For the year 2003, the amount due calculated according to Group results totals € 1,458,000. Since the distribution to each member will be made after the Shareholders' meeting to approve the 2003 financial statements, such consideration will be reported in the relevant table attached to the financial statements for the year 2004.

(2)
Emoluments matured with SANPAOLO IMI S.p.A. subsidiary companies

(3)
Members of the Executive Committee.

(4)
Members of the Board of Directors stepping down from office in 2003.

(a)
€ 164,000 paid to SANPAOLO IMI S.p.A..

(b)
In addition to the amount shown in the table, € 162,000 was paid by the former Cardine Finanziaria S.p.A. merged into SANPAOLO IMI S.p.A. legally effective from December 31, 2003.

(c)
€ 707,000 paid to SANPAOLO IMI S.p.A. of which € 434,000 paid by the former Cardine Finanziaria S.p.A. merged into SANPAOLO IMI S.p.A. legally effective from December 31, 2003.

(d)
€ 343,000 paid to SANPAOLO IMI SpA.

(e)
€ 341,000 paid to SANPAOLO IMI SpA

(f)
In addition to the amount shown in the table, € 19,000 in emoluments of office and € 80,000 in bonus and other incentives (relating to the variable part of emolument for 2002) paid by IFI S.p.A..

(g)
In addition to the amount shown in the table, € 197,000 paid by the former Cardine Finanziaria S.p.A. merged into SANPAOLO IMI S.p.A. legally effective from December 31, 2003.

(h)
€ 77,000 paid to CDC IXIS Italia Holding S.A., of which: € 41,000 in emoluments of office and € 36,000 in bonus and other incentives (relating to the variable part of emolument for 2002).

Compensation paid in 2002 to Directors, Statutory Auditors and General Managers (pursuant to Article 78 of Consob Resolution 11971 of May 14, 1999, amended by CONSOB resolution 13616 of June 12, 2002)

Directors, Statutory Auditors and General Managers in office

	Office			Compensation
Surname and name	Description of office	Period in office	Expiry of office(*)	Remuneration for the office in the company that prepares the financial statements	Non-monetary benefits	Bonuses and other incentives(1)	Other compensation(2)
				(€ thousands)
Directors
MASERA Rainer Stefano	Chairman of the Board of Directors(3)	1.1.02-12.31.02	2003	656	13	400	(a	)
ROSSI Orazio	Deputy Chairman of the Board of Directors(3)	3.5.02-12.31.02	2003	86		—	315

SALZA Enrico	Deputy Chairman of the Board of Directors(3)	1.1.02-12.31.02	2003	112			124		27
BUSSOLOTTO Pio	Managing Director(3)	3.5.02-12.31.02	2003	507			413		(b	)
IOZZO Alfonso	Managing Director(3)	1.1.02-12.31.02	2003	656			413		(c	)
MARANZANA Luigi	Managing Director(3)	1.1.02-12.31.02	2003	656			413		(d	)
BOUILLOT Isabelle	Director	3.5.02-12.31.02	2003	47			—		26
CARMI Alberto	Director	1.1.02-12.31.02	2003	62			93		—
FONTANA Giuseppe	Director	1.1.02-12.31.02	2003	82			116		62
GALATERI DI GENOLA E SUNIGLIA Gabriele	Director(3)	1.1.02-12.31.02	2003	71			116		26
GARDNER Richard	Director	1.1.02-12.31.02	2003	60			47		—
MANULI Mario	Director	1.1.02-12.31.02	2003	65			70		—
MARRONE Virgilio	Director(3)	1.1.02-12.31.02	2003	(e	)		(e	)	—
MATUTES Abel	Director	1.1.02-12.31.02	2003	59			47		—
MIHALICH Iti	Director(3)	1.1.02-12.31.02	2003	92			116		27
OTTOLENGHI Emilio	Director	1.1.02-12.31.02	2003	63			109		98
SACCHI MORSIANI Gian Guido	Director	3.5.02-12.31.02	2003	53			—		304
VERMEIREN Remi François	Director	1.1.02-12.31.02	2003	56			8		—
ARCUTI Luigi	Honorary Chairman(4)					—	47		—
ALBANI CASTELBARCO VISCONTI Carlo	Director(4)		4.30.01	—		—	39		—
BOTIN Emilio	Director(4)		4.30.01	—		—	8		—
INCIARTE Juan Rodriguez	Director(4)		4.30.01	—		—	47		—
MASINI Mario	Director(4)		4.30.01	—		—	47		—
SCLAVI Antonio	Director(4)		4.30.01	—		—	31		—
VERCELLI Alessandro	Director(4)		4.30.01	—		—	23		—
Statutory Auditors
PAOLILLO Mario	Chairman of Statutory Auditors	1.1.02-12.31.02	2004	105		—	—		240

BENEDETTI Aureliano	Statutory Auditor	1.1.02-12.31.02	2004	69	—	—	116
DALLOCCHIO Maurizio	Statutory Auditor	1.1.02-12.31.02	2004	71	—	—	21
MAZZI Paolo	Statutory Auditor	4.30.02-12.31.02	2004	50	—	—	—
VITALI Enrico	Statutory Auditor	4.30.02-12.31.02	2004	46	—	—	—
MIGLIETTA Angelo	Statutory Auditor	1.1.02-4.30.02		23	—	—	98
RAGAZZONI Ruggero	Statutory Auditor	1.1.02-4.30.02		23	—	—	78

(*)
Date of Shareholders' meeting called to approve the financial statements for the year.

(1)
This includes

  —for the Chairman and Managing Directors, the variable part of the emolument for 2002, as decided by the Board of Directors on 3/4/2003;

  —for the Directors, the emolument corresponding to the profit for the year 2001 of € 1,203,000 divided proportionally to their presence at meetings held during the year, on the basis of a motion of the Board of Directors following the approval of the financial statements for 2001. For the year 2002, the amount due calculated according to Group results totals € 889,000. Since the distribution to each member will be made after the Shareholders' meeting to approve the 2002 financial statements, such consideration will be reported in the relevant table attached to the financial statements for the year 2003.

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

(a)
€ 29,000 paid to SANPAOLO IMI SpA.

(b)
€ 438,000 paid to SANPAOLO IMI SpA.

(c)
€ 75,000 paid to SANPAOLO IMI SpA.

(d)
€ 184,000 paid to SANPAOLO IMI SpA.

(e)
€ 83,000 in emoluments of office and € 116,000 in bonus and other incentives paid to IFI SpA.

Compensation paid in 2002 to Directors, Statutory Auditors and General Managers—Leaving Banco di Napoli

Directors, Statutory Auditors and General Managers in office

	Office			Compensation
Surname and name	Description of office	Period in office	Expiry of office	Remuneration for the office in the company that prepares the financial statements		Non-monetary benefits	Bonuses and other incentives(1)		Other compensation
				(€ thousands)
Directors
PEPE Federico	Chairman of the Board of Directors	1.1.02-12.31.02	12.31.02	576		—	247	(a)	—
SERAFINO Vittorio	Managing Director	1.1.02-12.31.02	12.31.02	(b	)	—	—		—
	Director	1.1.02-12.31.02	12.31.02	(b	)	—	—		—
GUARINO Giuseppe	Director	1.1.02-12.31.02	12.31.02	38		—	—		—
IOZZO Alfonso	Director	1.1.02-12.31.02	12.31.02	(c	)	—	—		—
MARANZANA Luigi	Director	1.1.02-3.12.02	3.12.02	(d	)	—	—		—
MONTAGNESE Maurizio	Director	3.12.02-12.31.02	12.31.02	(e	)	—	—		—
PICCA Bruno	Director	1.1.02-12.31.02	12.31.02	(f	)	—	—		—
ZODDA Augusto	Director	1.1.02-12.31.02	12.31.02	38		—	—		—
Statutory Auditors
ORIOLI Giancarlo	Chairman of Statutory Auditors	1.1.02-12.31.02	12.31.02	59		—	—		—
SCIBETTA Sergio	Statutory Auditor	1.1.02-12.31.02	12.31.02	39
VILLARI Carlo	Statutory Auditor	1.1.02-12.31.02	12.31.02	36
CODACCI PISANELLI Vito	Supplementary Auditor	1.1.02-12.31.02	12.31.02	1
GRIMALDI Gian Paolo	Supplementary Auditor	1.1.02-12.31.02	12.31.02	1

(1)
This includes the bonus payable to the Chairman of the Board of Directors for the year 2001, which was paid in full and charged to 2002.

(a)
Furthermore, a variable emolument of € 154,000 was assessed for 2002.

(b)
€ 300,000 collected as Managing Director and € 36,000 as Director was paid to SANPAOLO IMI S.p.A.

(c)
The emoluments have been deposited with SANPAOLO IMI S.p.A. and are reported in the footer to the table relating to the compensation received as Managing Director of SANPAOLO IMI S.p.A.

(d)
The emoluments have been deposited with SANPAOLO IMI S.p.A. and are reported in the footer to the table relating to the compensation received as Managing Director of SANPAOLO IMI S.p.A.

(e)
€ 29,000 collected as Director was paid to SANPAOLO IMI S.p.A.

(f)
€ 37,000 collected as Director was paid to SANPAOLO IMI S.p.A.

Stock option plans

        The Shareholders' Meeting held on July 31, 1998 authorized the Board of Directors to make stock incentive (stock option) plans in favor of Group executives, resorting to increases in capital against payment up to a maximum amount subsequently established as € 40 million, corresponding to 14,285,714 shares.

        On the strength of this power of attorney, the Board of Directors:

  •
  in the meeting held on February 9, 1999, presented a first plan, assigning to the Managing Directors, inasmuch as General Managers, and to other 56 executives, a total of 6,772,000 rights exercisable for one third as of 2000, for one third as of 2001 and for the remaining third as of 2002 and no later than March 31, 2003 (extended to March 31, 2004 with resolution of the Board of Directors of July 30, 2002), at a subscription price of € 12.396 per share;

  •
  in the meeting of June 27, 2000, it presented a second plan, assigning to the Managing Directors, inasmuch as General Managers, and to other 122 executives, 3,378,270 rights exercisable as of 2003 and no later than March 31, 2005, at a subscription price of € 16.45573 per share;

  •
  on December 18, 2001, it approved a third stock option plan, assigning to 171 Group executives, of which about 40 employees of subsidiaries, 4,030,000 rights exercisable after the detachment of the dividend for 2003 and no later than March 31, 2006, at a price of € 12.7229.

        In compliance with article 78 of CONSOB resolution no. 11971 of May 14, 1999, it is hereby noted that the Directors and Chairman of the Bank enjoyed the benefits of the following stock option plans:

  •
  1999/2001 Plan: within the scope of this plan, each Managing Director (Mr. Rainer Stefano MASERA and Mr. Luigi MARANZANA) received 370,000 rights to subscribe the Bank's shares at a price of € 12.396 per share, with the right to exercise one third from 2000, one third from 2001 and the remaining third from 2002 and not after March 31, 2003. The latter term was deferred to March 31, 2004 by the Board of Directors meeting of July 30, 2002;

  •
  2000 Plan: within the scope of this plan, each Managing Director (Mr. Rainer Stefano MASERA and Mr. Luigi MARANZANA), received 188,285 rights to subscribe the Bank's shares at a price of € 16.45573 per share, with the right to exercise such rights from 2003 until March 31, 2005.

        The Shareholders' Meeting, held on April 30, 2002, conferred a new power of attorney to the Board of Directors to make stock incentive plans in favor of Group executives, resorting to increases in capital against payment up to a maximum amount of € 51,440,648, corresponding to 18,371,660 shares.

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

  •
  share subscription price: € 7.1264, corresponding to the average of SANPAOLO IMI's share prices in the month before approval of the plan;

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

        The plan thus presented, has the following characteristics:

  •
  total rights: 2,200,000 own shares;

  •
  recipients and assignable quantities:

  —
  Mr. Rainer MASERA, Mr. Alfonso IOZZO, Mr. Luigi MARANZANA: 450,000 total fixed rights each for the 2001-2003 three-year period, plus another 150,000 total rights each for the three-year period upon achieving an average share price (in the thirty days before the Meeting to approve the 2003 financial statements) of € 20;

  —
  Mr. Pio BUSSOLOTTO: 300,000 total fixed rights for the remaining part of the 2001-2003 three-year period, with the possibility for increase by 100,000 rights at the same conditions stated above;

  •
  purchase price: arithmetic average of the prices during the last month before the Board's approval of the plan, which amounts to € 12.6244;

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

		Options at the beginning of the year			Options assigned during the year
								Expired or exercised options (**)	Options at the end of the year
Name and surname	Description of office (*)	Number of options	Average exercise price	Expiry	Number of options	Average exercise price	Expiry		Number of options	Average exercise price	Expiry
Plan 1999/2001				by 03/31/04							by 03/31/04
Rainer Stefano MASERA	Managing Director	123,334	12.396		—			—	123,334	12.396
Luigi MARANZANA	Managing Director	370,000	12.396		—			—	370,000	12.396
Plan 2000				from March 03 to 3/31/05							from March 03 to 3/31/05
Rainer Stefano MASERA	Managing Director	188,285	16.4557		—				188,285	16.45573
Luigi MARANZANA	Managing Director	188,285	16.4557		—				188,285	16.45573
Plan 2001/2003				from May 04 to 3/30/06							from May 04 to 3/30/06
Rainer Stefano MASERA	Chairman	450,000	12.6244		—				450,000	12.6244
Pio BUSSOLOTTO	Managing Director	300,000	12.6244		—				300,000	12.6244
Alfonso IOZZO	Managing Director	450,000	12.6244		—				450,000	12.6244
Luigi MARANZANA	Managing Director	450,000	12.6244		—				450,000	12.6244

(*)
Description of office at the moment rights are assigned.

(**)
Options expired or exercised during 2003.

        In connection with the Parent Bank's payment, in June 2002 of the 2001 annual production premium to its employees (which is an amount contractually agreed upon between the Parent Bank and its employees' union representatives, and is linked to each employee's compensation level), the Board of Directors approved the introduction of a plan (the "2002 Share Plan") under which all Parent Bank personnel who were employed on June 27, 2002 could elect to receive Shares (which are restricted for three years) in an amount linked to the production premium to which they were entitled. Participation in the 2002 Share Plan was voluntary.

        In 2002, the 14,427 employees, or 72.5% of those entitled to receive the 2001 annual production premium, elected to participate in the 2002 Share Plan. Accordingly, Parent Bank personnel employed on June 27, 2002 received an aggregate amount of 1,912,373 Shares, valued in accordance with applicable tax standards at € 10.0196 per Share, for an aggregate cost to Sanpaolo IMI of € 19.2 million.

        On March 4, 2003, the Board of Directors approved a second such plan (the "2003 Share Plan") in connection with the Parent Bank's payment of the 2002 annual production premium to its employees. The features of the 2003 Share Plan were identical to those of the 2002 Share Plan.

        In 2003, the 14,090 employees, or 51.3% of those entitled to receive the 2002 annual production premium, elected to participate in the 2003 Share Plan. Accordingly, Parent Bank personnel employed on June 27, 2003 received an aggregate amount of 2,344,522 Shares, valued in accordance with applicable tax standards at € 8.1271 per Share, for an aggregate cost to Sanpaolo IMI of € 19.1 million.

        In greater detail, Banca Fideuram approved stock incentive plans in 2002 and 2003 in favor of the Fideuram and Sanpaolo Invest networks. More details can be found in the company's financial statements.

Development of stock option plans in 2003

	Number of shares	Average exercize price (€)	Market price (€)
(1) Rights existing as of January 1, 2003	18,514,104	10.9061	6.200	(a)
(2) Rights already assigned in 2002 plan (b)	2,825,000	7.1264
(3) Rights exercised in 2003	—	—	—
(4) Rights lapsed in 2003 (c)	(220,000)	12.8934	—
(5) Rights existing as of December 31, 2003	21,119,104	10.0333	10.340	(d)
(6) Of which: exercisable on December 31, 2003 (e)	—	—	—

(a)
Reference market price as of December 30, 2002.

(b)
These rights were already assigned in the plan for 2002 with exercise subject to achieving the ROE and Cost/Income targets for 2003.

(c)
Rights no longer exercisable because holders no longer work for the Bank.

(d)
Reference market price as of December 30, 2003.

(e)
The exercise of rights is admitted within specific periods of time, which did not include December 31, 2003. On this date 4,305,834 rights at a price of € 12.396 each had already become eligible for exercise, the expiry being set for March 2004, and further 3,093,270 rights, at a price of € 16.45573, the expiry being set for march 2005.

Development of stock option plans in 2002

	Number of shares	Average exercize price (€)	Market price (€)
(1) Rights existing as of January 1, 2002	11,654,104	13.66497	12.041	(a)
(2) New rights assigned in 2002 to Executives	5,455,000	7.1264	6.703	(b)
(3) New rights assigned to President and Managing Directors	1,650,000	12.6244	11.742	(c)
(4) Rights exercised in 2002	—	—	—
(5) Rights lapsed in 2002(d)	(245,000)	14.3989	—
(6) Rights existing as of December 31, 2002	18,514,104	10.9061	6.200	(e)
(7) Of which: exercisable on December 31, 2002(f)	—	—	—

(a)
Reference market price as of December 31, 2001

(b)
Reference market price as of December 18, 2002, first day after the resolution of the Board of Directors

(c)
Reference market price as of May 15, 2002, first day after the resolution of the Board of Directors

(d)
Rights no longer exercisable because holders no longer work for the Bank

(e)
Reference market price as of December 30, 2002

(f)
No rights were exercisable as of December 31, 2002 in that the date is not included in the infra-annual periods in which rights may be exercised. As of December 31, 2002, 4,305,834 residual rights for exercise (at a price of € 12.396) in 2002 existed; these rights will again be exercisable from 2003

Details of rights by exercise price and residual maturity for 2003

	Rights assigned as of 12/31/03					Incl.: exercisable as of 12/31/02
	Minimun remaining contractual validity
							Average residual contractual maturity
Exercise price (€)	February 03 - March 04(a)	May 03 - March 05	May 04 - March 06	May 05 - March 07	Total	Total
12.396	4,305,834	—	—	—	4,305,834	—	—
16.45573	—	3,093,270	—	—	3,093,270	—	—
12.7229	—	—	3,860,000	—	3,860,000	—	—
12.6244	—	—	1,650,000	—	1,650,000	—	—
7.1264	—	—	—	8,210,000	8,210,000	—	—

Total	4,305,834	3,093,270	5,510,000	8,210,000	21,119,104	—	—

(a)
The Board of Directors has postponed the deadline for exercising the 1999 plan, from March 2003 to March 2004.

Details of rights by exercise price and residual maturity for 2002

	Rights assigned as of 12/31/02					Incl.: exercisable as of 12/31/02
	Minimun remaining contractual validity
							Average residual contractual maturity
Exercise price (€)	February 03 - March 04(a)	May 03 - March 05	May 04 - March 06	May 05 - March 07	Total	Total
12.396	4,305,834				4,305,834	—	—
16.45573		3,208,270			3,208,270	—	—
12.7229			3,895,000		3,895,000	—	—
12.6244			1,650,000		1,650,000	—	—
7.1264				5,455,000	5,455,000	—

Total	4,305,834	3,208,270	5,545,000	5,455,000	18,514,104	—	—

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

DIRECTOR	OFFICE	COMPANY
Rainer MASERA	Chairman	Banca Fideuram S.p.A.
	Member of the Board of Directors	BEI—European Investment Bank
Pio BUSSOLOTTO	Managing Director	Cassa di Risparmio di Padova e Rovigo S.p.A.
	Managing Director	Cassa di Risparmio di Firenze S.p.A.
	Director	Banca delle Marche S.p.A.
Alberto CARMI	/	/
Giuseppe FONTANA	Director	Banca Fideuram S.p.A.
	Director	Banca Popolare di Sondrio S.c.r.l.
Richard GARDNER	/	/
Alfonso IOZZO	Chairman	Sanpaolo Banco di Napoli S.p.A.

	Chairman	Banca OPI S.p.A.
	Director	NHS Mezzogiorno SGR S.p.A.
	Member of the Supervisory Board	CDC Finance—CDC Ixis S.A.
Mario MANULI	Chairman and Managing Director	Fin. M. S.r.l.
	Director	Manuli Rubber Industries S.p.A.
	Director	Manuli Stretch S.p.A.
	Director	Terme di Saturnia S.r.l.
	Director	Tamburi Investment Partners S.p.A.
	Director	Cassa di Risparmio di Firenze S.p.A.
Luigi MARANZANA	Chairman	Banca d'Intermediazione Mobiliare Imi S.p.A.
	Chairman	Sanpaolo Imi Wealth Management S.p.A.
	Director and Member of the Executive Committee	Banca Fideuram S.p.A.
	Director	Sanpaolo Imi Internazionale S.p.A.
Antonio Maria MAROCCO	Director	Ifil S.p.A.
	Director	Reale Mutua di Assicurazioni
Virgilio MARRONE	/	/
Abel MATUTES	/	/
Iti MIHALICH	Chairman	Reale Mutua di Assicurazioni
	Chairman	Banca Reale S.p.A.
	Chairman	Rem Assicurazioni S.p.A
	Chairman	Reale Immobili
	Chairman	Blue Assistance
	Chairman	La Piemontese Assicurazioni S.p.A.
	Chairman	La Piemontese Vita S.p.A.
	Chairman	Italiana Assicurazioni S.p.A.
	Chairman	I.S.E. S.p.A.
	Chairman	Reale Seguros generales S.A.
	Chairman	Reale Vida—Compañia de Seguros y
	Chairman	Reaseguros S.A.
	Chairman	Reale Asistencia—Compañia de
	Chairman	Seguros S.A.
	Chairman	Agemut Sociedad de Agencia de Seguros de Mutral
	Chairman	Reale Sum—Agrupacion de Interes Economico
	Chairman	Inmobiliaria Grupo Asegurador Reale S.A.
	Deputy Chairman	Eficalia Servicios S.A.
	Director	Rem Vie S.A.
	Director	Ala Assicurazioni S.p.A.
	Director	Friulcassa S.p.A.
Sara Assicurazioni S.p.A.
Sara Vita S.p.A.
Anthony ORSATELLI	President du Directoire	CDC Finance CDC Ixis S.A.
	President du Directoire	CDC Ixis Capital Markets S.A.
	Membre du Directoire	Caisse Nationale des Caisses d'Epargne S.A.
	President du Conseil de Surveillance	CDC Ixis Securities S.A.
	Vice-President du Conseil de Surveillance	CDC Ixis Lcf RothSchild Midcaps S.A.
	Membre du Conseil de Surveillance	Sogeposte S.A.
	Membre du Conseil de Surveillance	CDC Ixis Financial Guaranty Holding S.A.
	Membre du Conseil de Surveillance	CDC Ixis Financial Guaranty S.A.
	Membre du Conseil de Surveillance	CDC Ixis Financial Guaranty Europe S.A
	Membre du Conseil de Surveillance	CDC Ixis Financial Asset Management S.A
	Membre du Conseil de Surveillance	Ecureuil Gestion S.A.
	Membre du Conseil de Surveillance	Ecureuil Gestion FCP S.A.

	Membre du Conseil de Surveillance	Gimar Finance S.C.A.
	Membre du Conseil de Surveillance	CDC Ixis Private Capital Management S.A
	President du Conseil d'Administration	CDC SP
	President du Conseil	Nexgen Financial Holding Limited
	President du Conseil	Nexgen Re Limited
	Chairman of the Board of Directors	CDC Ixis Capital Markets North America
	Chairman of the Board of Directors	CDC Commercial Paper Corp.
	Chairman of the Board of Directors	CDC Financial Products Inc.
	Chairman of the Board of Directors	CDC Mortgage Capital Inc.
	Chairman of the Board of Directors	CDC Derivatives Inc.
	Chairman of the Board of Directors	CDC Funding Corp.
	Chairman of the Board of Directors	CDC Municipal Products Inc.
	Chairman of the Board of Directors	CDC Servicing Inc.
	Member of the Board of Directors	CDC Ixis North America
	Member of the Board of Directors	CDC Securities Inc.
	Member of the Board of Directors	CDC Ixis AM US Corporation
	Member of the Board of Directors	Euroclear Plc
	Member of the Board of Directors	CDC Ixis Financial Guaranty Services Inc.
	Member of the Board of Directors	CDC Ixis Financial Guaranty North America Inc.
	Member of the Board of Managers	CDC Ixis AM US LLC
Emilio OTTOLENGHI	Director	Sanpaolo Imi International S.A.
	Director	Autostrade S.p.A.
	Managing Director	La Petrolifera Italo Rumena S.p.A.
	Director (Supervisory Board)	Solving International
	Chairman	VIS S.p.A.
Orazio ROSSI	Chairman	Cassa di Risparmio di Padova e Rovigo S.p.A.
	Chairman	Sanpaolo IMI Internazionale S.p.A..
Gian Guido SACCHI MORSIA	NI Chairman	Cassa di Risparmio in Bologna S.p.A.
	Deputy Chairman	Finemiro Banca S.p.A.
Enrico SALZA	Managing Director	Tecnoholding S.p.A.
	Director	Thera It Global Company
Remi François VERMEIREN	Member of Supervisory Board	Euronext NV—Amsterdam
	Member of Supervisory Board Cred	it Commerciale de France—Parigi

Loans and guarantees given

(Table 1.2 B.I.)

	12/31/03	12/31/02	12/31/01
Directors	21	39	44
Statutory Auditors	—	—	—

        The amounts indicated above refer to loans and guarantees for € 0.1 million (€ 0.1 million as of December 31, 2002 and 2001) granted to the Directors and Statutory Auditors of the Parent Bank and, for € 21.3 million (€ 38.7 million as of December 31, 2002 and € 44.4 million as of December 31, 2001), to subjects identified pursuant to article 136 of the Consolidated Banking Act.

(31) Significant Differences Between Italian and U.S. Generally Accepted Accounting Principles

        As described in Note 1, the Consolidated Financial Statements of the SANPAOLO IMI Group are presented in accordance with generally accepted accounting principles prescribed by Italian law as supplemented by the accounting principles established or adopted by the Italian Accounting Profession (collectively "Italian GAAP") that vary in certain respects from generally accepted accounting principles in the United States of America ("U.S. GAAP").

• SIGNIFICANT DIFFERENCES IN VALUATION AND INCOME RECOGNITION PRINCIPLES UNDER ITALIAN AND U.S. GAAP	Note 31.1
• NET INCOME AND SHAREHOLDERS' EQUITY RECONCILIATION BETWEEN ITALIAN AND U.S. GAAP	Note 31.2
• SIGNIFICANT PRESENTATION DIFFERENCES BETWEEN ITALIAN AND U.S. GAAP	Note 31.3
• CONSOLIDATED FINANCIAL STATEMENTS	Note 31.4
• ADDITIONAL INFORMATION REQUIRED BY U.S. GAAP	Note 31.5

(31.1) Significant Differences in Valuation and Income Recognition Principles Under Italian and U.S. GAAP

        The following is a summary of the significant differences in valuation and income recognition principles under Italian GAAP and U.S. GAAP. The impact on net income and shareholders' equity of each of these differences is reconciled within Note 31.2 below.

ITALIAN GAAP	U.S. GAAP
(a) Business Combinations
Italian GAAP does not provide any guidance in determining the appropriate accounting treatment for a business combination involving the exchange of stock.	Until June 30, 2001 both the purchase method and the pooling of interests method were acceptable methods of accounting for a business combination, according to certain criteria. For all business combinations initiated after this date, the pooling of interest method is no longer permitted.
Goodwill
Where the purchase method of accounting for a business combination has been applied, goodwill is capitalized and amortized over its useful life that should not exceed 20 years. Business combinations undertaken by the Group that have been accounted for as a pooling result in a reserve within shareholders' equity (referred to as "negative goodwill" within the Italian GAAP financial statements), which is used to offset positive amounts of goodwill arising from subsequent business combinations, accounted for using the purchase method.	Until January 1, 2002 goodwill acquired as of June 30, 2001 was amortized over its estimated useful life. From that date, goodwill is no longer amortized but reviewed at least annually for impairment at a reporting unit level instead, in accordance with FAS 142.

Purchase price allocation
Using the pooling of interest method requires the assets and liabilities of the merged entity to remain at cost.	Using the purchase method under U.S. GAAP results in the allocation of the purchase price to the assets and liabilities of the acquired company. These fair value adjustments are amortized over their individual useful economic lives.
Other adjustments
Certain significant mergers within the Group have been accounted using the "pooling of interest" method under U.S. GAAP, except for consolidating the merger entity at the beginning of the year in which the business combination is consummated.	All the business combinations accounted for using the pooling of interest method under Italian GAAP would have been accounted for using the purchase method under US GAAP and therefore consolidated from the date of acquisition.

The reversals of the above adjustments as a result of the divestments are included in this line item.

ITALIAN GAAP	U.S. GAAP
(b) Investments in Debt, Equity Securities and own bonds
Debt and equity securities held for investment or trading purposes are accounted for as follows:

•    Investment debt securities are stated at amortized cost less any write-down for permanent diminution in value; the original value of the investment is reinstated if the reason for write-downs cease to apply.

•    Marketable debt securities and equity securities held for trading purposes and all other securities held without a particular identifiable purpose are classified as trading securities. These securities are recorded at market value, with the related unrealized gains and losses recognized in the statement of income.

Debt and equity securities held for sale in the Group's insurance portfolio are recorded at the lower of cost or market value, with any related losses recognized in the statement of income.

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

•    Trading securities are held at fair value with unrealized gains or losses recognized in the statement of income;

•    Available for sale securities are held at fair value, with unrealized gains recorded as a net amount directly to a separate component of equity until they are realized, at which time the gain or loss is reclassified to the statement of income. Any "other than temporary" impairment is taken to the statement of income. Reversals of impairments are not permitted;

Investments in debt and marketable equity securities held within the Group's insurance portfolios would be classified and recorded based on management's intent described above.

Non-marketable equity investments of 20% or less are accounted for under the cost method, reduced through write-downs to reflect "other than temporary" impairments in value. Reversals of impairments are not permitted.

Purchases of own bonds are treated as a reduction of the debt outstanding. Any difference between the cost of repurchase and the carrying value of the liability is taken to the statement of income. Any gain or loss on resale is treated as a premium or discount and amortized over the remaining term of the bond.

ITALIAN GAAP	U.S. GAAP
(c) Revaluation of Assets
Premises and investments carried at cost are recorded in the financial statements at original cost, adjusted in some circumstances for the application of specific monetary revaluation required by Italian law.

Depreciation of premises is charged on properties based on the revalued amount.	Revaluations of fixed assets are not permitted. Depreciation of premises is charged on all properties based on cost.
ITALIAN GAAP	U.S. GAAP
(d) Treasury Shares
Treasury shares purchased by the Parent are recognized on the balance sheet as assets and carried at acquisition cost, while those purchased by subsidiaries are also recognized on the balance sheet as assets, but carried at fair value with unrealized gains and losses taken in the statement of income. Gains and losses on sales are recorded through earnings.	Treasury shares are classified as treasury stock and shown as a deduction from stockholders' equity at cost.
ITALIAN GAAP	U.S. GAAP
(e) Advertising and Start-Up Costs
Advertising and start-up costs are deferred and amortized over five years.	Advertising and start-up costs are expensed as incurred.
ITALIAN GAAP	U.S. GAAP
(f) Derivatives and Hedging Activities
The accounting treatment for derivatives is dependent upon whether the derivative is entered into and qualifies as a hedge of an asset, liability or firm commitment. Derivatives not qualifying as hedges are recorded at fair value with changes in fair value recognized in the statement of income. Derivatives qualifying as a hedge are generally not reflected in the financial statements until the corresponding impact of the hedged transaction is recognized in the statement of income. Embedded derivatives are separated from the underlying host contract, but are held at cost.	US GAAP only permits hedge accounting to be applied if certain criteria are met.

The Group has chosen not to adopt hedge accounting for all derivatives held for non-trading purposes due to the operational cost of meeting the documentation and effectiveness requirements of FAS133.

These are considered effective as economic hedges and continue to qualify for hedge accounting under Italian GAAP.

All derivative instruments (including certain derivative instruments embedded in other contracts) are recorded in the balance sheet as either an asset or liability measured at fair value with changes in fair value recognized in the statement of income.

ITALIAN GAAP	U.S. GAAP
(g) Modification of debt
Italian GAAP requires all modifications of debt instruments to be accounted for as modifications of the original debt by the creditor with no impact on the statement of income at the inception.	US GAAP requires a creditor to account for a modified debt instrument as a new debt instrument if certain criteria are met. The original instrument is extinguished and a gain or loss recognized in the statement of income.
ITALIAN GAAP	U.S. GAAP
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

The derivative is recognized on the balance sheet as an asset or liability at fair value. Changes in fair value of the derivative are reported through earnings. The estimated compensation cost of the award is recognized as a liability and subsequently adjusted for changes in the estimated cost through the statement of income.

ITALIAN GAAP	U.S. GAAP
(i) Employee Termination Cost and Other Provisions
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

A provision for expected future losses related to subsidiaries' liquidation costs is accrued on global basis.	Permissible accruals of employee termination cost relating to business combinations or restructuring are limited to the estimated cost of involuntary terminations. No accrual is permitted for voluntary terminations until the employee is eligible for the termination benefits and has accepted the termination offer.

Provisions for future losses are not permitted.
ITALIAN GAAP	U.S. GAAP
(j) Deferred Taxes
Deferred taxes are not calculated on reserves generated by either domestic and foreign group companies if those reserves will not be distributed.

Deferred tax assets are only recorded when they are "reasonably certain" of occurring.	Deferred taxes are calculated on reserves generated by domestic group companies irrespective of whether they will be distributed until December 31, 2002. During 2003 a new tax law in Italy allows the Group to prepare consolidated tax returns, as a result the Group will not calculate deferred taxes on unremitted earnings.

Deferred tax assets are recorded with respect to all temporary differences. A valuation allowance is recorded against a deferred tax asset when it is "more likely than not" that some portions of the deferred tax asset will not be realized. This results in a larger net deferred tax assets balance being recorded under U.S. GAAP when compared to Italian GAAP.
ITALIAN GAAP	U.S. GAAP
(k) Allowance for General Banking Risks
This provision covers the general business risks of the Group and, as such, forms part of the stockholders' equity in compliance with international supervisory standards and Bank of Italy instructions. The provision is accrued through a charge to the statement of income.	Provisions for potential losses such as an allowance for general banking risks are not allowed under US GAAP.

ITALIAN GAAP	U.S. GAAP
(m) Consolidation of Insurance Subsidiaries
Subsidiaries engaging in a different industry to that of the parent Bank are accounted for using the equity method.	Consolidation is required when control is exercised over the entities. The Parent exerts control over the insurance entities through ownership of the majority of the voting share capital and shall therefore apply full consolidation to such businesses. Summarized financial information regarding these companies is reported in the Note 31.5 below.
ITALIAN GAAP	U.S. GAAP
(n) Deferred Acquisition Costs and Actuarial Reserves
Acquisition costs for new insurance life contracts are expensed as incurred by the Group's life insurance companies.	Acquisition costs for new contracts are deferred and amortized over the useful life of the contracts. This adjustment is reported in the reconciliation within the item "insurance companies".
ITALIAN GAAP	U.S. GAAP
(o) Proportional Consolidation
Companies that are under joint control may be consolidated using the proportional consolidation method.	Companies that are under joint control should be accounted for using the equity method. Summarized financial information regarding these companies is reported in the Note 31.5 (b) and (c) below.
ITALIAN GAAP	U.S. GAAP
(p) Earning Per Share
Disclosure of earning per share is recommended but not required. SANPAOLO IMI discloses such information using U.S. GAAP guidance for determining the basic and diluted number of share used in the calculated.	U.S. GAAP requires disclosure of a basic and diluted earnings per share, calculated in accordance with SFAS128 "Earnings Per Share".

E.    Recent accounting developments

Developments under Italian GAAP

International Financial Reporting Standards (IFRS)

        We have to adopt IFRS accounting standards in 2005, as required under EU regulations. We currently prepare our financial statements in accordance with Italian GAAP and prepare a reconciliation of net income and shareholders' equity to U.S. GAAP, as required by SEC regulations. The objective is to improve financial reporting and enhance transparency to assist the free flow of capital throughout the EU and to improve the efficiency of the capital markets.

        After an initial impact study, we have recently started the actual conversion to, and implementation of IFRS. The conversion project and implementation consist of: making accounting policy decisions, training relevant staff, rewriting our accounting manual, preparing an IFRS compliant budgeting process for the year 2005, adjusting existing reporting systems, adapting procedures and business policies where applicable, and converting the opening balance sheet and other comparative financial information.

        We are listed on the NYSE and therefore subject to SEC requirements and legislation. Based on current proposals issued by the SEC, we expect to present our first IFRS financial statements for 2005, which will include comparable IFRS financial statements for 2004.

        As we have so far only performed an initial impact study, we are not yet able to provide a quantitative analysis of the impact of IFRS on this year's financial results and balance sheet.

Developments under U.S. GAAP

FIN 46: "Consolidation of Variable Interest Entities—an interpretation of ARB No. 51"

        In January 2003, the FASB issued FIN 46 "Consolidation of Variables Interest Entities', as an interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements'. This was revised in December 2003 and reissued as FIN 46-R. FIN 46 addresses consolidation of variable interest entities ("VIEs') by parties holding variable interests in these entities. An entity is considered a VIE if the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support or if the equity investors lack one of three characteristics of a controlling financial interest. First, the equity investors lack the ability to make decisions about the entity's activities through voting rights or similar rights. Second, they do not bear the obligation to absorb the expected losses of the entity if they occur. Lastly, they do not claim the right to receive expected returns of the entity if they occur, which are the compensation for the risk of absorbing the expected losses.

        FIN 46 requires that VIEs be consolidated by the interest holder exposed to the majority of the entity's expected losses or residual returns, that is, the primary beneficiary.

        In accordance with the transition provisions of FIN 46, SANPAOLO IMI adopted FIN 46 immediately for all VIEs created or acquired after 31st January 2003 which did not have a material impact upon net income and shareholders' equity as determined under U.S. GAAP as of, and for the year ended December 31, 2003. SANPAOLO IMI will adopt FIN 46-R for all remaining VIEs in 2004. SANPAOLO IMI is finalizing the process of reviewing its investment portfolio, including affiliates, as well as other arrangements to determine whether SANPAOLO IMI is the primary beneficiary of any VIEs.

        SANPAOLO IMI presently cannot predict whether or not the application of FIN 46 to VIEs created or acquired prior to February 1, 2003 will have a material impact on SANPAOLO IMI's net income and shareholders' equity as determined under U.S. GAAP.

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

        SANPAOLO IMI will adopt the Standard for the financial instruments entered prior May 31, 2003 during 2004. Management does not expect adoption to have a material effect on net income and shareholders' equity as determined under US GAAP.

SOP 03-1: "Accounting and Reporting by Insurance Enterprises for Certain Non-Traditional Long-Duration Contracts and for Separate Accounts"

        The SOP was issued in July 2003 and provides guidance on accounting and reporting by insurance enterprises for certain non-traditional long-duration contracts and for separate accounts. The SOP is effective for financial statements for fiscal years beginning after 15 December 2003, with earlier adoption encouraged. SANPAOLO IMI intends to adopt this SOP prospectively from January 1, 2004 and the SOP may not be applied retrospectively to prior years' financial statements. SANPAOLO IMI is currently analyzing the impact of this SOP but expects that it will require various determinations, such as qualification for separate account treatment, treatment of investments in separate account arrangements not meeting the criteria in this SOP and adjustments to contract holder liabilities, including consideration of certain guarantees.

SOP 03-3: "Accounting for Certain Loans or Debt Securities Acquired in a Transfer"

        The SOP addresses accounting for differences between the contractual cash flows and cash flows expected to be collected from an investor's initial investment in loans or debt securities acquired in a transfer if those differences are attributable to credit quality. This SOP is effective for loans acquired in accounting periods beginning after December 15, 2004. SANPAOLO IMI is currently assessing the impact of this SOP upon net income and shareholders' equity as determined under US GAAP.

(31.2) NET INCOME AND SHAREHOLDERS' EQUITY RECONCILIATION BETWEEN ITALIAN AND U.S. GAAP

        The following is a summary of the most significant adjustments to consolidated net income and to consolidated shareholders' equity which would be required if U.S. GAAP had been applied to the accompanying Consolidated Financial Statements.

  Net income

		Year ended December 31,
		2003	2002	2001
		(€/mil)
	Net income after minority interest as reported under Italian GAAP	972	889	1,203
a)	Business Combinations:
	Impairment of Goodwill	—	(982)	—
	Amortization of Goodwill	158	198	(297)
	Other adjustments	(38)	(155)	—
	Purchase Price Allocation	(463)	(549)	(440)
b)	Investments in Debt and Equity Securities and Own Bonds	(197)	(90)	28
c)	Revaluation of Assets	16	8	44
d)	Treasury Shares	(18)	21	(15)
e)	Advertising and Start-Up Costs	—	4	2
f)	Derivatives and Hedging Activities	(135)	75	5
f)	Implementation of FAS 133 (net of tax effect)	—	—	(19)
g)	Modification of Debts	87	(87)	—
h)	Pension Plans	(10)	12	6
h)	Derivatives on Stock Based Compensation Plans	—	—	(137)
h)	Stock Based Compensation Plans	—	(24)	127
h)	Stock Option Plans	(1)	—	(2)
i)	Employee Termination Costs and Other Provisions	11	(74)	(77)
j)	Deferred Tax on Equity reserves	140	(19)	(94)
j)	Deferred Tax on US GAAP adjustments	256	94	262
k)	Allowance for General Banking Risks	(9)	(364)	1
l)	Insurance Subsidiaries	(19)	(77)	(26)

	Net income/loss after minority interest in accordance with U.S. GAAP	750	(1,120)	571

p)	Basic Earnings/Loss Per Share (in Euro)	0.41	(0.68)	0.41
p)	Diluted Earnings/Loss Per Share (in Euro)	0.41	(0.68)	0.41
	Comprehensive income:
	Net income/loss after minority interest in accordance with U.S. GAAP	750	(1,120)	571
	Gross change in unrealized gain/loss on available for sale securities	449	(149)	(248)
	Reclassification adjustments (for realized gains/losses on sales of available for sale securities previously included in comprehensive income)	70	364	(148)
	Change in foreign currency translation adjustments	(22)	—	—
	Amortization of cash flow hedge reclassified as earnings/costs (FAS 133)	3	5	4
	Cumulative effect of change in accounting principle, net of related tax effect	—	—	(13)
	Minimum liabilities (pension plans)	(4)	—	—
	Deferred tax on other comprehensive income	(88)	(33)	111

	Other comprehensive income	408	187	(294)

	Comprehensive income	1,158	(933)	277

	Deferred tax on other comprehensive income
	Deferred tax on gross gain/loss on available for sale securities	(60)	(27)	58
	Deferred tax on reclassification adjustments	(29)	(5)	53

	Deferred tax on net change in unrealized gain/loss on AFS securities	(89)	(32)	111
	Deferred tax on change in foreign currency translation adjustements	2	—	—
	Deferred tax on amortization of cash flow hedge reclassified as earnings/costs	(2)	(1)	—
	Deferred tax on minimum liabilities	1	—	—

		(88)	(33)	111

		Year ended December 31,
		2003	2002	2001
		(€/mil)
l)	The adjustment to net income related to Insurance subsidiaries comprises to following elements:
	Purchase Price Allocation (a)	(2)	—	—
	Amortization of Goodwill (a)	6	—	—
	Investment in Debt and Equity Securities (b)	(53)	36	20
	Revaluation of Assets (c)	(3)	9	—
	Derivatives and Hedging Activities (f)	(4)	(2)	2
	Deferred Acquisition Costs and Actuarial Reserves (n)	(79)	(123)	(55)
	Deferred Tax on US GAAP adjustments (j)	57	22	9
	Deferred Tax on equity reserves (j)	59	(19)	(2)

	Total Insurance Subsidiaries	(19)	(77)	(26)

Shareholders' equity

		Year ended December 31,
		2003	2002
		(€/mil)
	Shareholders' equity in accordance with Italian GAAP	10,995	10,537
a)	Business Combinations:
	Goodwill	4,236	4,136
	Purchase Price Allocation	1,834	2,339
b)	Investments in Debt and Equity Securities and Own Bonds	346	76
c)	Revaluation of Assets	(475)	(492)
d)	Treasury Shares	(33)	(31)
f)	Derivatives and Hedging Activities	(152)	(20)
g)	Modification of Debts	—	(87)
h)	Pension Plans	110	124
i)	Employee Termination Costs and Other Provisions	132	121
j)	Deferred Tax on Equity Reserves	(421)	(564)
j)	Deferred Tax on US GAAP adjustments	(1,018)	(1,206)
l)	Insurance Subsidiaries	3	1

	Shareholders' equity in accordance with U.S. GAAP	15,557	14,934

		Year ended December 31,
		2003	2002
		(€/mil)
l)	The adjustments to shareholders' equity related to Insurance subsidiaries comprises the following elements:
	Business Combinations: Goodwill (a)	(10)	—
	Business Combinations: Purchase Price Allocation (a)	33	—
	Investment in Debt and Equity Securities (b)	115	138
	Revaluation of Assets (c)	1	4
	Derivatives and Hedging Activities (f)	(12)	(9)
	Deferred Acquisition Costs and Actuarial Reserves (n)	(99)	(15)
	Deferred Tax on US GAAP adjustment (j)	(24)	(57)
	Deferred Tax on equity reserves (j)	(1)	(60)

	Total Insurance Subsidiaries	3	1

(31.3) SIGNIFICANT PRESENTATION DIFFERENCES BETWEEN ITALIAN AND U.S. GAAP

        In addition to the differences in valuation and income recognition principles disclosed in Note No. 31.1 and 31.2, other differences exist between Italian and U.S. GAAP relating to the presentation of financial statements. These are only presentation difference and do not result in additional differences between Italian and U.S. GAAP figures.

        The following is a summary of the significant classification differences between U.S. GAAP formats—as set forth in Regulation S-X of the Securities and Exchange Commission of the United States of America—and the formats required by the Italian Law (Decree 87 of January 27,1992). Furthermore, in paragraph 31.4 are reported the balance sheet and the statement of income in accordance with the format required by US GAAP. However, these statements are prepared on the basis of the financial information included in the Italian financial statements prepared in accordance with Italian GAAP; hence before the US GAAP adjustments indicated in the table reported in paragraph 31.2

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

        (C)  The items "Federal funds sold and securities purchased under resale agreements or similar arrangements" to banks and other customers are presented for Italian purposes in captions "30 Due from banks" and "40 Loans to customers", respectively.

        (D)  Amounts under caption "30 Due from banks", for the portion related to the medium and long term loan due from banks, and "40 Loans to customers", except those indicated in (C) and (B), are presented under "Loans" in the U.S. GAAP balance sheet.

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

        (I)   Amounts under caption "140 Own shares" are included in the item "Other stockholders' equity" under U.S. GAAP Format.

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

        (Q)  Captions "100 Reserve for general banking risks", "120 Negative goodwill arising on consolidation", "130 Negative goodwill arising on application of the equity method", "160 Additional paid-in capital", "170 Reserves", "180 Revaluation reserves" and "200 Net income for the year" are presented under caption "Other stockholders' equity" under U.S. GAAP.

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

(31.4) CONSOLIDATED FINANCIAL STATEMENTS

        The following consolidated balance sheet and statement of income show the impact of applying U.S. GAAP presentation requirements to amounts determined under Italian GAAP. Excluding the adjustment for own shares in the balance sheet, the following tables do not reflect the US GAAP adjustments indicated in table in paragraph 31.2.

Consolidated Balance Sheets

	At December, 31
	2003	2002
	(€/mil)
ASSETS
Cash and due from banks	1,474	1,406
Interest-bearing deposits in other banks	10,374	7,503
Federal funds sold and securities purchased under resale agreements or similar arrangements	11,815	14,262
Trading account assets	22,323	19,595
Investment securities	2,935	2,897
Loans, net of allowance for loan losses of €5,021 million and €4,707 million in 2003 and 2002, respectively	124,597	126,865
Premises and equipment	1,972	2,229
Investments in affiliated companies	4,649	4,252
Other assets	22,316	24,594

TOTAL ASSETS	202,455	203,603

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits	80,445	79,057
Short-term borrowings	6,100	5,878
Securities sold under repurchase agreements	17,776	16,562
Other liabilities	24,553	24,713
Long-term debt	62,349	66,621

Total Liabilities	191,223	192,831
Commitments and Contingencies (Note 20)
Minority Interest in Consolidated Subsidiaries	271	334
Capital stock (consisting of 1,837,166,000 issued and outstanding Share, par value Euro 2,8 per Share)	5,144	5,144
Other shareholders' equity	5,817	5,294

Total Shareholders' Equity	10,961	10,438

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	202,455	203,603

Consolidated Statement of income

	Year ended December 31,
	2003	2002	2001
	(€/mil)
Interest Income:
Interest earnings deposits and loans to credit institutions	489	713	918
Loans and leases to non-credit institutions	6,227	6,985	6,072
Interest on investment securities	114	188	283
Trading account interest	613	807	743

Total Interest Income	7,443	8,693	8,016
Interest Expense:
Borrowings from credit institutions	(685)	(1,064)	(1,476)
Borrowings from non-credit institutions	(1,059)	(1,471)	(1,643)
Securities and commercial paper	(1,761)	(2,204)	(2,112)

Total Interest Expense	(3,505)	(4,739)	(5,231)
Net effect of off-balance sheet instruments	(197)	(216)	(96)

Net Interest Income	3,741	3,738	2,689
Net write-offs and provision for loan losses	(729)	(528)	(357)

Net Interest Income after provision for loan losses	3,012	3,210	2,332
Non Interest Income:
Dividends	86	155	134
Commission and fees from fiduciary activities	1,375	1,309	1,673
Commissions, broker's fees and markups on securities underwriting and other securities activities	400	402	333
Fees for other customer services	2,032	1,926	1,391
Profit or loss on transactions in securities in dealer trading account	422	312	368
Equity in (loss) earnings of unconsolidated subsidiaries and associated companies	197	137	79
Income (loss) in affiliated, other companies and investments securities, net	408	(493)	217
Other income	495	623	383

Total Non Interest Income	5,415	4,371	4,578
Non Interest Expense:
Salaries and employee benefits	(2,841)	(2,856)	(2,221)
Net occupancy expenses of leased premises	(213)	(204)	(158)
Goodwill amortization	(158)	(213)	(150)
Net premises and equipment expenses	(346)	(355)	(301)
Amortization of intangibles	(206)	(230)	(165)
Change in reserve for general banking risks	9	364	(1)
Other expenses	(2,994)	(2,705)	(2,292)

Total Non Interest Expense	(6,749)	(6,199)	(5,288)
Income Before Income Tax Expense	1,678	1,382	1,622
Income Tax Expense	(658)	(450)	(318)

Net Income	1,020	932	1,304
Minority interest in income of consolidated subsidiaries	(48)	(43)	(101)

Net Income after Minority Interest	972	889	1,203

Basic earnings per share (in Euro)	0.53	0.48	0.87
Diluted earnings per share (in Euro)	0.53	0.48	0.87

(31.5) ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP

        The following consolidated statement of cash flows is presented in accordance with SFAS 95 "Statement of Cash Flows". The amounts included within the statement are determined under Italian GAAP.

(a)   Consolidated Statement of Cash Flows

	2003	2002	2001
	(€/mil)
Cash Flows from Operating Activities
Net income after minority interest	972	889	1,203
Adjustment to reconcile net income to cash provided by operating activities:
Amortization and depreciation	631	753	543
Net realized loss on sale of securities	41	728	375
Net realized gain on sale of tangible fixed assets	(4)	(147)	(10)
Net realized loss (gain) on sale of investments in affiliated and other companies	(335)	91	(437)
Net unrealized loss (gain) on valuation of securities	29	10	(77)
Net unrealized loss (gain) on valuation of fixed assets	(54)	16	8
Net unrealized loss (gain) on valuation of investments in affiliated and other companies	(66)	539	223
Net loss (gain) from investments carried at equity	(197)	(137)	(79)
Decrease in other assets	1,936	59	1,236
(Decrease) increase in other liabilities	18	198	(4,137)

Net cash provided (used in) by operating activities	2,971	2,999	(1,152)
Cash Flows from Investing Activities
Cash and Cash Equivalents, beginning of year from acquisitions and divestments	93	354	—
Purchase of tangible fixed assets	(730)	(460)	(377)
Proceeds from sale of tangible fixed assets	343	208	24
Purchase of investments in affiliated companies	(75)	(159)	(108)
Proceeds from sale of investments in affiliated companies	216	11	—
Purchase of investments in other companies	(600)	(331)	(1,703)
Proceeds from sale of investments in other companies	638	820	493
Purchase of securities	(412,324)	(459,775)	(481,117)
Proceeds from sale and redemption of securities	408,550	464,993	484,232
Decrease (increase) in interest-bearing deposits	(2,350)	18,206	(1,213)
Decrease (Increase) in federal funds sold and reverse repo's	2,189	(3,458)	(2,599)
Net decrease (increase) in loans, net	(795)	(12,102)	3,010

Net cash provided (used in) by investing activities	(4,845)	8,307	642
Cash Flows from Financing Activities
(Decrease) increase in deposits, net	4,768	(16,831)	397
(Decrease) increase in short-term borrowing, net	536	(433)	932
(Decrease) increase in repurchase agreements, net	1,679	(302)	1,358
Increase (decrease) in long-term debt	(4,288)	8,569	(1,273)
Dividends paid	(550)	(773)	(787)
Other changes of shareholders' equity	(132)	(489)	10
Increase (decrease) of minority interest	(71)	(459)	(17)

Net cash (used in) provided by financial activities	1,942	(10,718)	620
Net increase in cash and cash equivalents	68	588	110
Cash and Cash Equivalents, beginning of year	1,406	818	708

Cash and Cash Equivalents, end of year	1,474	1,406	818

(b) Summarized financial information of companies accounted for using the equity method or proportional consolidation that under US GAAP would be fully consolidated.

        The financial information reported below provides summarized financial information for those companies accounted for using the equity method under Italian GAAP and which would have been fully consolidated under U.S. GAAP. This information is provided on the basis of the Italian GAAP.

	As at December 31, 2003
ASSETS	Loans	Securities	Other Assets	Total
	€/mil
San Paolo Vita SpA, San Paolo Life and Noricum Spa	184	9,866	11,885	21,935
Fideuram vita SpA	321	3,288	7,320	10,929
Fideuram Assicurazioni SpA	3	18	11	32

total	508	13,172	19,216	32,896
	As at December 31, 2003
LIABILITIES AND SHAREHOLDERS' EQUITY	Technical Reserve	Other liabilities	Subordinated loans	Shareholders' equity	Total
	€/mil
San Paolo Vita SpA, San Paolo Life and Noricum Spa	9,603	11,780	70	482	21,935
Fideuram vita SpA	3,326	7,163	—	440	10,929
Fideuram Assicurazioni SpA	21	1	—	10	32

total	12,950	18,944	70	932	32,896
	For the year ended December 31, 2003
INCOME STATEMENT	Operating income	Extraordinary income	Net income (Loss)
	€/mil
San Paolo Vita SpA, San Paolo Life and Noricum Spa	142	(13)	80
Fideuram vita SpA	83	(32)	35
Fideuram Assicurazioni SpA	2	—	1

total	227	(45)	116
	As at December 31, 2002
ASSETS	Loans	Securities	Other Assets	Total
	€/mil
San Paolo Vita SpA and San Paolo Life	105	7,257	7,673	15,035
Fideuram vita SpA	275	4,011	4,907	9,193
Fideuram Assicurazioni SpA	3	23	12	38

total	383	11,291	12,592	24,266
	As at December 31, 2002
LIABILITIES AND SHAREHOLDERS' EQUITY	Technical Reserve	Other liabilities	Subordinated loans	Shareholders' equity	Total
	€/mil
San Paolo Vita SpA and San Paolo Life	7,038	7,573	65	359	15,035
Fideuram vita SpA	4,076	4,740	—	377	9,193
Fideuram Assicurazioni SpA	23	2	—	13	38

total	11,137	12,315	65	749	24,266

	For the year ended December 31, 2002
INCOME STATEMENT	Operating income	Extraordinary income	Net income (Loss)
	€/mil
San Paolo Vita SpA and San Paolo Life	99	(1)	70
Fideuram vita SpA	67	(2)	46
Fideuram Assicurazioni SpA	3	—	2

total	169	(3)	118
	For the year ended December 31, 2001
INCOME STATEMENT	Operating income	Extraordinary income	Net income (Loss)
	€/mil
San Paolo Vita SpA and San Paolo Life	81	(3)	53
Fideuram vita SpA	(5)	(3)	5
Fideuram Assicurazioni SpA	3	—	2

total	79	(6)	60

        In the tables below are reported a summarized financial information at 100% related to Banka Koper d.d. (acquired in 2002), which under Italian GAAP are accounting for by using the "proportional method", whereas under US GAAP they should have been fully Consolidated.

	As at December 31,
ASSETS
	2003	2002
	€/mil
Loans	678	592
Securities	441	427
Other Assets	168	201

total	1,287	1,220
	As at December 31,
LIABILITIES AND SHAREHOLDERS' EQUITY
	2003	2002
	€/mil
Deposits	392	360
Other liabilities	752	719
Shareholders' equity	143	141

total	1,287	1,220
	As at December 31,
INCOME STATEMENT
	2003	2002
	€/mil
Net interest Income	41	42
Non Interest Income	49	58
Net income (Loss)	18	25

(c) Summarized financial information at 100% of companies accounted for using the proportional consolidation method that under US GAAP would be accounted for using the equity method.

	As at December 31, 2003
ASSETS	Voting rights	Loans	Securities	Other Assets	Total
	€/mil
Centradia Group Ltd	29.03%	—	15	6	21
Cassa di Risparmio di Forlì SpA	29.77%	2,163	239	171	2,573

total		2,163	254	177	2,594
	As at December 31, 2003
LIABILITIES AND SHAREHOLDERS' EQUITY	Voting rights	Deposits	Other liabilities	Shareholders' equity	Total
	€/mil
Centradia Group Ltd	29.03%	—	—	21	21
Cassa di Risparmio di Forlì SpA	29.77%	1,147	1,202	224	2,573

total		1,147	1,202	245	2,594
	For the year ended December 31, 2003
INCOME STATEMENT	Voting rights	Net interest Income	Non Interest Income	Net income (Loss)
	€/mil
Centradia Group Ltd	29.03%	—	(10)	(10)
Cassa di Risparmio di Forlì SpA	29.77%	80	42	21

total		80	32	11
	As at December 31, 2002
ASSETS	Voting rights	Loans	Securities	Other Assets	Total
	€/mil
Centradia Group Ltd	29.03%	—	0	34	34
Finconsumo Banca S.p.a.	50.00%	1,109	1	146	1,256

total		1,109	1	180	1,290
	As at December 31, 2002
LIABILITIES AND SHAREHOLDERS' EQUITY	Voting rights	Deposits	Other liabilities	Shareholders' equity	Total
	€/mil
Centradia Group Ltd	29.03%	—	—	34	34
Finconsumo Banca S.p.a.	50.00%	3	1,191	62	1,256

total		3	1,191	96	1,290
	For the year ended December 31, 2002
INCOME STATEMENT	Voting rights	Net interest Income	Non Interest Income	Net income (Loss)
	€/mil
Centradia Group Ltd	29.03%	—	(34)	(34)
Finconsumo Banca S.p.a.	50.00%	81	33	12

total		81	(1)	-22

	For the year ended December 31, 2001
INCOME STATEMENT	Voting rights	Net interest Income	Non Interest Income	Net income (Loss)
	€/mil
Centradia Group Ltd	29.03%	—	9	9
Finconsumo Banca S.p.a.	50.00%	58	25	8

total		58	34	17

Attachments

Statement of changes in consolidated shareholders' equity

Shareholders' equity as per financial statements

	Capital	Reserves and retained earnings	Reserve for general banking risks	Goodwill arising on consolidation and on application of the equity method	Net income	Shareholders' equity as per financial statements	Own shares in the Parent Bank's portfolio	Shareholders' equity as per reclassified
				(€/mil)
Shareholders' equity as of December 31, 2002	5,144	4,396	14	94	889	10,537	—	10,537

Allocation of 2002 net income
—to reserves	—	339	—	—	(339)	—	—	—
—to shareholders	—	—	—	—	(550)	(550)	—	(550)
Reclassification between reserves	—	(119)	—	119	—	—	—	—
Change in Reserve for general banking risks	—	—	(9)	—	—	(9)	—	(9)
Revaluation ex Law 342 of 11/21/00	—	54	—	—	—	54	—	54
Differences arising on the translation of foreign currency financial statements and other adjustments		(8)	(1)	—	—	(9)	—	(9)
Net income	—	—	—	—	972	972	—	972

Shareholders' equity as of December 31, 2003	5,144	4,662	4	213	972	10,995	—	10,995

Reconciliation between the Parent Bank's financial statements and the consolidated financial statements for 2003

	Net income	Capital and reserves	Share- holders' equity	Reserve for probable loan losses	Total
	(€/mil)
Financial Statements of the Parent Bank	824	9,522	10,346	—	10,346
Balance of subsidiary companies consolidated line-by-line	1,084	10,950	12,034	281	12,315
Consolidation adjustments:			—		—
—book value of line-by-line consolidated investments	—	(8,108)	(8,108)	—	(8,108)
—dividends of consolidated companies	(1,223)	190	(1,033)	—	(1,033)
—amortization of goodwill arising on consolidation	(150)	(481)	(631)	—	(631)
—elimination of goodwill arising on consolidation	—	(1,326)	(1,326)	—	(1,326)
—elimination of gains on sale of investments	(69)	(1,450)	(1,519)	—	(1,519)
—valuation of investments at net equity	197	213	410	—	410
—writedowns of equity investments	240	69	309	—	309
—minority interests	(48)	(223)	(271)	—	(271)
—elimination of reserve for possible loan losses	68	122	190	(190)	—
—reversal of Group company transfers and goodwill	(63)	(54)	(117)	—	(117)
—reversal of amortization of negative goodwill on Banco di Napoli	149	155	304	—	304
—portion of tax benefits from the Banco di Napoli merger	(24)	250	226	—	226
—reversal of writedowns of investments made for tax purposes in previous years	—	229	229	—	229
—other adjustments	(13)	(35)	(48)	—	(48)

Consolidated Financial Statements	972	10,023	10,995	91	11,086

List of equity investments as of December 31, 2003 exceeding 10% of the capital* represented by voting shares held in unlisted companies or quotas held in limited liability companies (Consob resolution 11715 of November 24, 1998) (1)

*Voting rights deriving from pledges are included in the calculation of such percentage.

Name	Held by	%
Agricola del Varano S.r.l.	Cassa di Risparmio Padova e Rovigo	26.58
Agricola Favorita S.r.l.	Cassa di Risparmio Padova e Rovigo	99.32
Alilaguna S.r.l.	Cassa di Risparmio Venezia	80.00
Ama International S.p.A.	FIN.Opi	14.97
Banque Galliere S.A. (in liq.)	Cassa di Risparmio Bologna	17.50
Beato Edoardo Materiali Ferrosi S.r.l.	Cassa di Risparmio Padova e Rovigo Cassa di Risparmio Venezia	50.00 50.00 100.00
Biessefin S.p.A. (in liq.)	Sanpaolo IMI	36.10
Calitri Denim Industries S.p.A.	Isveimer (in liq.)	14.29
Calzaturificio Novella S.r.l.	Cassa di Risparmio Venezia	45.00
Calzaturificio Zampieri S.r.l.	Cassa di Risparmio Venezia	25.00
Cartasi S.p.A.	Sanpaolo IMI	11.16
Celeasing S.r.l.	Sanpaolo IMI	100.00
Cen. Ser. Centro Servizi S.p.A.	Cassa di Risparmio Padova e Rovigo	11.60
Centro S.r.l.	Cassa di Risparmio Padova e Rovigo	100.00
Cive S.p.A.	Sanpaolo IMI	68.97
Cogemar S.p.A.	Sanpaolo IMI	98.00
Crif S.p.A.	Invesp Sanpaolo IMI	5.05 5.05 10.10
Dulevo S.p.A. (bankrupt)	Sanpaolo IMI	16.30
Efrem S.r.l.	Servizi	20.00
Elvetia Edile S.r.l.	Sanpaolo IMI	100.00
Emporium S.r.l.	Cassa di Risparmio Padova e Rovigo	51.27
Esatto S.p.A.	Gest Line	16.33
Esped Spedizioni S.r.l.	Cassa di Risparmio Padova e Rovigo	29.80
Eufigest S.A.	Eptafund S.G.R.	12.88
Evoluzione 94 S.p.A.	Sanpaolo IMI Cassa di Risparmio Bologna Friulcassa	5.99 2.55 1.97 10.51
Fata Group S.r.l.	IMI Investimenti	13.17
Fides S.p.A. (bankrupt)	Isveimer (in liq.)	20.00
Fin. Tess. S.p.A.	Cassa di Risparmio Padova e Rovigo	98.00
Finlombarda Leasing S.p.A. (in liq.)	Sanpaolo IMI	14.00
Finpaper S.p.A.	Friulcassa	51.00
Finplozner S.p.A.	Friulcassa	25.00
Fonti di Gaverina	Sanpaolo IMI	63.44
Gerard H Polderman S.r.l.	Cassa di Risparmio Padova e Rovigo	100.00
Giraglia Immobiliare S.p.A.	Sanpaolo IMI	17.15
Guiness Peat Aviation ATR Ltd	Sanpaolo IMI Bank Ireland	12.50
I Guardi S.r.l.	Cassa di Risparmio Venezia	56.00

IAM Piaggio S.p.A. (in liq.)	Sanpaolo IMI Banca Fideuram	9.68 3.74 13.42
Idra Partecipazioni S.p.A. (in liq.)	Ldv Holding	11.56
Immobiliare dell'Isola Cattaneo S.p.A.	Sanpaolo IMI	48.57
Immobiliare Femar S.p.A.	Cassa di Risparmio Padova e Rovigo	38.57
Immobiliare Meduna S.r.l.	Cassa di Risparmio Venezia	40.00
Immobiliare Peonia Rosa S.r.l.	Sanpaolo IMI	57.00
Immobiliare Santa Caterina S.r.l.	Sanpaolo Banco di Napoli	100.00
Impianti S.r.l. (in liq.)	Sanpaolo IMI	14.16
Integrated Shipping Company	Sanpaolo IMI	100.00
Istituto per l'Enciclopedia della Banca e della Borsa S.p.A.	Sanpaolo IMI Banca Fideuram	12.12 0.34 12.46
Isveimer S.p.A. (in liq.)	Sanpaolo IMI Banca Popolare dell'Adriatico	65.22 0.17 65.39
Italpower S.p.A. (in liq.)	IMI Investimenti	15.00
Ittica Ugento S.p.A.	Sanpaolo Banco di Napoli	26.96
Kall Kwik Italia S.p.A. (in liq.)	Sanpaolo Leasint	15.00
Kish Receivables Co.	Tobuk	20.83
La Compagnia Finanziaria S.p.A.	Sanpaolo IMI	12.09
La Promessa S.r.l.	Cassa di Risparmio Padova e Rovigo	100.00
Lillo S.p.A.	Sanpaolo IMI	50.00
Lingotto S.p.A.	FIN.Opi	17.02
Loseri S.p.A.	Sanpaolo IMI	18.40
Loop S.p.A.	Sanpaolo Leasint	19.79
Marche Capital S.p.A.	Banca Popolare dell'Adriatico	11.99
Mirano Costruzioni S.r.l.	Cassa di Risparmio Venezia	100.00
Pantecna S.p.A. (bankrupt)	Sanpaolo IMI	15.50
Pdp Box Doccia S.p.A.	Cassa di Risparmio Padova e Rovigo	80.00
Pharmacom S.r.l.	Farbanca	17.00
Pila 2000 S.p.A.	Cassa di Risparmio Padova e Rovigo	37.19
Praxis Calcolo S.p.A.	Ldv Holding Sanpaolo IMI Private Equity	14.52 0.29
Print S.r.l.	Banca Popolare dell'Adriatico	100.00
Raco S.p.A.	Ldv Holding	12.30
Sago S.p.A.(2)	Sanpaolo IMI	26.67
Serit S.p.A.—Servizi Riscoss. Imposte e Tesoreria (in liq.)	Sanpaolo IMI	18.64
Siteba S.p.A.	Sanpaolo IMI	10.45
Soa Nordest S.p.A.	Cassa di Risparmio Padova e Rovigo	15.00
Società Capua Group Imbottigliamento Bevande Gassate S.p.A.	Sanpaolo Banco di Napoli	80.19
Sofimer S.p.A.	Isveimer (in liq.)	20.00
SSB—Società per i Servizi Bancari S.p.A.	Sanpaolo IMI Banca Fideuram	15.54 0.02
Società Trasporto Telematico S.p.A.	Sanpaolo IMI	14.00

Stoà S.c.p.a.	Sanpaolo IMI	10.20
Tecnoalimenti S.c.p.A.(2)	Sanpaolo IMI	20.00
Tecnobiomedica S.p.A.(2)	Sanpaolo IMI	26.32
Tecnocittà S.r.l.	Sanpaolo IMI	12.00
Tecnofarmaci S.p.A.(2)	Sanpaolo IMI	20.50
Tecnogen S.c.p.a.	Sanpaolo IMI	29.96
Tecnotessile S.r.l.(2)	Sanpaolo IMI	40.00
Torsyl S.A. (in liq.)	Sanpaolo IMI International	15.79
Trieste Terminal Cereali S.r.l.	Cassa di Risparmio Padova e Rovigo	31.25
Venezia Tronchetto Real Estate S.p.A.	Cassa di Risparmio Padova e Rovigo	99.62

(1)
This excludes equity investments already listed in Note (13) on page F-42.

(2)
Equity investments originating from transactions as per Law October 25, 1968, no. 1089 (Applied Research Fund).

QuickLinks

TABLE OF CONTENTS
PRESENTATION OF INFORMATION
FORWARD-LOOKING STATEMENTS
RISK FACTORS
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
  ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
PART II
  ITEM 13. DEFAULT, DIVIDEND ARREARAGES AND DELINQUENCIES
  ITEM 14. MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
  ITEM 15. CONTROLS AND PROCEDURES
  ITEM 16. RESERVED
  ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
  ITEM 16B. CODE OF ETHICS
  ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
PART III
  ITEM 17. FINANCIAL STATEMENTS
  ITEM 18. FINANCIAL STATEMENTS
  ITEM 19. EXHIBITS
SIGNATURE
CERTIFICATIONS
CERTIFICATIONS
Certification Pursuant to Section 906 of the Sarbanes-Oxley Act
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS 2003
INDEPENDENT AUDITORS' REPORT
REPORT OF INDEPENDENT AUDITORS
INDEPENDENT AUDITORS' REPORT
CONSOLIDATED BALANCE SHEET
CONSOLIDATED STATEMENT OF INCOME
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Attachments