Form 20-F
period 2004-12-31
SANPAOLO IMI SPA
filed 2005-06-28
CIK 939187

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2004
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number: 1-14870

Sanpaolo IMI S.p.A.

Italy

(Jurisdiction of incorporation of organization)

Piazza San Carlo 156, 10121 Turin, Italy

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing 2 Ordinary Shares of €2.80 par value each	The New York Stock Exchange
Ordinary Shares of €2.80 par value each (the "Shares")	The New York Stock Exchange*

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

Item 17 ☒    Item 18 ☐

i

ii

PRESENTATION OF INFORMATION

        Sanpaolo IMI S.p.A. publishes audited consolidated financial statements which are included elsewhere in this annual report (the "Consolidated Financial Statements") for Sanpaolo IMI S.p.A. and its consolidated subsidiaries constituting the Sanpaolo IMI Group (the "Sanpaolo IMI Group" or the "Group") in euro, the lawful currency of Italy and eleven other member states of the European Union ("EU"). References to "we" or "our" are to the Group on a consolidated basis. References to "Sanpaolo IMI" or the "Parent Bank" are to Sanpaolo IMI S.p.A. on an unconsolidated basis.

        In this annual report, references to "U.S. dollars", "dollars" or "$" are to the United States dollar; references to "euro", "Euro" or "€" are to the euro; and references to "lire" or "Lit." are to the Italian lira, the former Italian non-decimal denomination of the euro. On January 1, 1999, the Italian lira became a member currency of the euro at a fixed conversion rate of €1 = Lit.1936.27. For purposes of this annual report, "billion" means a thousand million. The noon buying rate in the City of New York for cable transfers in foreign currencies as announced by the Federal Reserve Bank of New York for customs purposes (the "Noon Buying Rate") for the euro in effect on June 6, 2005 was €1 = $1.2268.

        This annual report contains translations of certain euro amounts into U.S. dollars at specified rates. Unless otherwise specified, the translations of euro into U.S. dollars have been made at the Noon Buying Rate for the euro in effect on December 31, 2004, which was €1 = $1.3538. That rate may differ from the actual rates during the year used in the preparation of Sanpaolo IMI's Consolidated Financial Statements, and dollar amounts in this annual report may differ from the actual dollar amounts that were translated into euro in the preparation of the Consolidated Financial Statements.

        The Consolidated Financial Statements included in this annual report have been prepared in accordance with generally accepted accounting principles in Italy, including Legislative Decree No. 87 of January 27, 1992, which implemented European Commission ("EC") Directive 86/635, and the Bank of Italy regulations of January 16, 1995, supplemented by the accounting principles issued by the Consiglio Nazionale dei Dottori Commercialisti e dei Ragionieri (collectively, "Italian GAAP"), which differ in certain significant respects from generally accepted accounting principles in the United States ("U.S. GAAP"). For a summary of the significant differences between Italian GAAP and U.S. GAAP, please see: Note 29 on page F-164 to the Consolidated Financial Statements.

        In this annual report we also present, primarily for purposes of management's Operating and Financial Review and Prospects, reclassified and pro forma income statement information. For an explanation of the reconciliation between the audited and reclassified income statements, see: Item 3. A. "Selected Financial Data—Reconciliation Between Audited and Reclassified Income Statements" on page 14 below. For an explanation of the basis on which the reclassified and pro forma income statements were prepared, see: Item 5. "Operating and Financial Review and Prospects—Presentation of Results" and "—Explanatory Notes to the Pro Forma Results" on pages 106 and 158 below.

        The Consolidated Financial Statements for the years ended December 31, 2001, 2002, 2003 and 2004 were audited by PricewaterhouseCoopers S.p.A. ("PricewaterhouseCoopers"). The Consolidated Financial Statements for the year ended December 31, 2000 were audited by Arthur Andersen S.p.A.

        As used in this annual report, "Shares" means the ordinary shares of €2.80 par value of Sanpaolo IMI and excludes the Azioni Privilegiate (as defined below).

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

FORWARD-LOOKING STATEMENTS

        The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. This annual report contains forward-looking statements which reflect management's current views on Sanpaolo IMI Group's business, strategy and financial performance. Statements that are not about facts or events that have already occurred, including statements about the Group's or management's beliefs or expectations, are forward-looking statements. Words or phrases such as "will likely result", "are expected to", "will continue", "is anticipated", "estimate", "target", "goal", "project" or similar expressions are intended to identify forward-looking statements but are not the exclusive means of doing so. Forward-looking statements include, but are not limited to, statements under the following headings:

  •
  Item 3. "Key Information—B. Selected Statistical Information" on page 25 below;

  •
  Item 4. "Information on Sanpaolo IMI—A. History and Developments of Sanpaolo IMI" on page 69 below;

  •
  Item 4. "Information on Sanpaolo IMI—C. Business Overview" on page 82 below;

  •
  Item 5. "Operating and Financial Review and Prospects" on page 106 below;

  •
  Item 8. "Financial Information—A. Consolidated Statements and Other Financial Information—B. Legal Proceedings" on page 203 below, including statements regarding the likely effect of matters discussed therein; and

  •
  Item 11. "Quantitative and Qualitative Disclosures about Market Risk" on page 224 below.

        The following important factors could cause the Group's actual results to differ materially from those projected or implied in any forward-looking statements:

  •
  the impact of regulatory and judicial decisions and changes in the regulatory and legal environment;

  •
  the impact of political and economic developments in Italy and other countries in which the Group operates;

  •
  the impact of fluctuations in currency exchange rates, interest rates and stock market prices;

  •
  the Group's ability to successfully integrate the employees, products, services and systems of recent mergers and acquisitions;

  •
  the Group's ability to achieve the expected return on the investments and capital expenditures it has made in Italy and abroad;

  •
  the Group's ability to successfully implement the 2004-2006 Plan (as defined below);

  •
  the amount and timing of any future impairment charges related to the Group's equity holdings, goodwill and other assets;

  •
  the adoption of IFRS; see: Item 5. "Operating and Financial Review and Prospects—D. Critical Accounting Estimates" on page 167 below; and

  •
  changes in the competitive environment, particularly in Italy.

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

        Certain forward-looking statements involve statements about risks and uncertainties that could significantly affect expected results and are based upon assumptions of future events which may not prove to be accurate. In particular, this document includes forward-looking statements relating, but not limited, to the Group's potential exposures to various types of market risk. Certain of the market risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. See: Item 11. "Quantitative and Qualitative Disclosures about Market Risk" on page 224 below. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what actually occurs in the future. As a result, actual future gains and losses could differ materially from those that have been estimated and readers should not place undue reliance on such forward-looking statements, which speak only as of the date of this annual report. Sanpaolo IMI assumes no responsibility for updating such forward-looking statements.

RISK FACTORS

  The Group's financial results are affected by events which are difficult to anticipate.

        The Group's earnings and business are affected by general economic conditions, the performance of financial markets, interest rate levels, currency exchange rates, changes in laws and regulation, changes in the policies of central banks, particularly the Bank of Italy and the European Central Bank (the "ECB"), and competitive factors, in each case on a regional, national or international level. Each of these factors can change the level of demand for the Group's products and services, and change the risk to the Group of providing such products and services. For instance, changes in general economic conditions, the performance of financial markets, interest rate levels and the policies of central banks may affect, positively or negatively, the Group's financial performance by affecting the demand for the Group's products and services, the credit quality of borrowers and counterparties, the interest rate margin realized by the Group between its lending and borrowing costs, and the value of the Group's investment and trading portfolios. Changes in laws and regulations may affect, positively or negatively, the Group's ability to provide certain products and services, and the cost of complying with such laws and regulations.

        The Group has economic, financial market, credit, legal and other specialists who monitor economic and market conditions and government policies and actions. However, because it is difficult to predict with accuracy changes in economic or market conditions or in governmental policies and actions, it is difficult for the Group to anticipate the effects that such changes could have on its results of operations, financial condition and business activities.

  The Group's financial results are affected by changes in interest rates.

        The Group's results of operations are dependent to a significant extent on the level of net interest income, which is the difference between interest income from interest-earning assets and interest expense on interest-bearing liabilities. Interest rates are sensitive to many factors beyond the Group's control, such as monetary policies pursued by central banks and national governments, the liberalization of financial services and increased competition in the markets in which the Group operates, domestic and international economic and political conditions, and other factors.

        Changes in interest rates could affect the spread between interest rates charged on interest-earning assets and interest rates paid on interest-bearing liabilities, which in turn could affect the level of the Group's net interest income. Moreover, the composition of the Group's assets and liabilities, and any gap position resulting from the composition, causes the Group's net interest income to vary with changes in interest rates. A mismatch of interest-earning assets and interest-bearing liabilities in any given period may, in the event of changes in interest rates, have a material effect on the Group's net interest income and thereby on the Group's results of operations and financial condition.

  The Group is subject to credit and market risk.

        To the extent any of the instruments and strategies the Group uses to hedge or otherwise manage its exposure to credit or market risk are not effective, the Group may not be able to mitigate effectively the Group's risk exposures in particular market environments or against particular types of risk. The Group's trading revenues and interest rate risk are dependent upon its ability to identify properly, and mark to market, changes in the value of financial instruments caused by changes in market prices or interest rates. The Group's financial results are also dependent upon how effectively the Group determines and assesses the cost of credit and manages its credit risk and market risk concentrations. To the extent the Group's assessments of migrations in credit quality and of risk concentrations, or the Group's assumptions or estimates used in establishing its valuation models for the fair value of the Group's assets and liabilities or in determining the appropriate level of its loan loss allowances and other risk allowances prove inaccurate or not predictive of actual results, the Group could suffer higher than anticipated credit, trading or investment losses. This in turn could adversely affect the Group's results of operations and financial condition.

        For a discussion of the Group's credit and market risks and its management of such risks, please see: Item 11. "Quantitative and Qualitative Disclosures about Market Risk" on page 224 below.

  The Group is subject to operational risk.

        The Group, like all financial institutions, is exposed to many types of operational risk, including the risk of fraud or other misconduct by employees or outsiders, unauthorized transactions by employees or operational errors, including clerical or record-keeping errors or errors resulting from faulty computer or telecommunications systems. Given the Group's high volume of transactions, certain errors may be repeated or compounded before they are discovered and successfully rectified. In addition, the Group's dependence upon automated systems to record and process its transactions may further increase the risk that technical system flaws or employee tampering or manipulation of those systems will result in losses that are difficult to detect. The Group may also be subject to disruptions of its operating systems, arising from events that are wholly or partially beyond the Group's control (including, for example, computer viruses or electrical or telecommunication outages), which may give rise to losses in service to customers and to loss or liability to the Group. The Group is further exposed to the risk that external vendors may be unable to fulfill their contractual obligations to the Group (or that external vendors will be subject to the risk of fraud or operational errors by their respective employees), and to the risk that its (or its vendors') business continuity and data security systems prove not to be sufficiently adequate. The Group also faces the risk that the design of its controls and procedures prove inadequate, or are circumvented, thereby causing delays in detection or errors in information. Although the Group maintains a system of controls designed to keep operational risk at appropriate levels, the Group has suffered losses from operational risk and there can be no assurance that it will not suffer losses from operational risk in the future that may be material in amount.

        For a discussion of the Group's operational risk and its management of such risk, please see: Item 11. "Quantitative and Qualitative Disclosures about Market Risk" on page 224 below.

  The Group's risk management policies, procedures and methods may leave the Group exposed to unidentified or unanticipated risks, which could lead to material losses.

        The Group has devoted significant resources to developing its risk management policies, procedures and assessment methods and intends to continue to do so in the future. Nonetheless, the Group's risk management techniques and strategies may not be fully effective in mitigating the Group's risk exposure in all economic market environments or against all types of risk, including risks that the Group may fail to identify or anticipate. Some of the Group's qualitative tools and metrics for managing risk are based upon the Group's use of observed historical market behavior. The Group applies statistical and other tools to these observations to arrive at quantifications of its risk exposures. These tools and metrics may fail to predict future risk exposures. These risk exposures could, for example, arise from factors the Group did not anticipate or correctly evaluate in its statistical models. This would limit the Group's ability to manage its risks. The Group's losses thus could be significantly greater than the historical measures indicate. In addition, the Group's quantified modeling does not take all risks into account. The Group's more qualitative approach to managing those risks could prove insufficient, exposing it to material unanticipated losses. If existing or potential customers believe the Group's risk management is inadequate, they could take their business elsewhere. This could harm the Group's reputation, results of operations and financial condition.

  Market declines and volatility can materially adversely affect revenues and profits.

        Conditions in the financial markets in Italy and elsewhere materially affect the Group's businesses. Market declines and increased volatility can adversely affect the credit quality of the Group's assets and could increase the risk that a greater number of the Group's customers would default on their loans or other obligations. An overall market downturn or increased volatility in market conditions can adversely affect the Group's business, results of operations and financial condition.

  Protracted market declines can reduce liquidity in the markets, making it harder to sell assets and leading to material losses.

        In some of the Group's businesses, protracted adverse market movements, particularly asset price declines, can reduce the level of activity in the market or reduce market liquidity. These developments can lead to material losses if the Group cannot close out deteriorating positions in a timely way. This may especially be the case for assets of the Group for which there are not very liquid markets to begin with. Assets that are not traded on stock exchanges or other public trading markets, such as derivatives contracts between banks, may have values that the Group calculates using models other than publicly quoted prices. Monitoring the deterioration of prices of assets like these is difficult and failure to do so effectively could lead to losses that the Group did not anticipate or that were higher than those anticipated. This in turn could adversely affect the Group's results of operations and financial condition.

  Even where losses are for the accounts of clients of the Group, the clients may fail to repay the Group, leading to material losses for the Group and harm to the Group's business.

        While the Group's clients would be responsible for losses the Group incurs in taking positions for their accounts, the Group may be exposed to additional credit risk as a result of their need to cover the losses. The Group's business may also suffer if the Group's clients lose money and the Group loses the confidence of clients in its products and services. This in turn could adversely affect the Group's results of operations and financial condition.

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

  The Group may generate lower revenues from brokerage, asset management and other commission- and fee-based businesses.

        Market downturns are likely to lead to declines in the volume of transactions that the Group executes for its customers and, therefore, to declines in the Group's non-interest revenues. In addition, because the fees that the Group charges for managing its clients' portfolios are in many cases based on the value or performance of those portfolios, a market downturn that reduces the value of the Group's clients' portfolios or increases the amount of withdrawals would reduce the revenues the Group receives from its asset management and custody businesses, among others.

        Even in the absence of a market downturn, below-market performance by the Group's mutual funds may result in increased withdrawals and reduced inflows, which would reduce the revenues the Group receives from its asset management business.

  Intense competition, especially in the Italian market, where the Group has the largest single concentration of its businesses, could materially hurt the Group's revenues and profitability.

        Competition is intense in all of the Group's primary business areas in Italy and the other countries in which the Group conducts its business, including other European countries and the United States. The Group derived approximately 88.5% of its net revenues in 2004 from Italy, a mature market where competitive pressures have increased and we believe will intensify. Downturns in the Italian economy could add to the competitive pressure, through, for example, increased price pressure and lower business volumes for Sanpaolo IMI and its competitors to try to capture. In addition, as a result of technological advances, the growth of e-commerce and the progressive liberalization of financial services in the European Union, we face increased competition for some of our products and services from non-bank competitors, such as mutual funds, pension funds and insurance companies. If the Group is unable to continue to respond to the competitive environment in Italy with attractive product and service offerings that are profitable for the Group, the Group may lose market share in important areas of its business or incur losses on some or all of its activities.

  The Group's insurance businesses are subject to inherent risks involving claims.

        Future claims in the Group's life insurance business may be higher than expected as a result of changing trends in claims experience resulting from such factors as demographic developments, changes in mortality and other causes beyond the Group's control. These changes could adversely affect the profitability of the Group's insurance products and services.

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

Consolidated Income Statement Data

        The following tables show selected consolidated data from our audited and reclassified income statements, respectively, for the periods indicated. For an explanation of the reconciliation between our audited and reclassified income statements, see: "—Reconciliation Between Audited and Reclassified Income Statements" on page 14 below.

Audited Consolidated Statement of Income

	Year Ended December, 31
	2004	2003	2002	2001	2000
	(millions of €)
Interest income and similar revenues	7,195	7,443	8,693	8,016	7,622
Interest expense and similar charges	(3,508)	(3,701)	(4,955)	(5,326)	(5,123)
Dividends and other revenues	152	309	565	397	231
Commission income	3,998	3,722	3,467	3,312	3,452
Commission expense	(761)	(685)	(671)	(714)	(817)
Profits (losses) on financial transactions	235	198	(98)	105	165
Other operating income	399	396	422	280	250
Administrative costs	(4,565)	(4,610)	(4,648)	(3,600)	(3,076)
Adjustments to intangible and tangible fixed assets	(656)	(642)	(753)	(543)	(389)
Provisions for risks and charges	(231)	(195)	(261)	(136)	(323)
Other operating expenses	(76)	(68)	(50)	(36)	(31)
Adjustments to loans and provisions for guarantees and commitments	(894)	(1,126)	(889)	(636)	(647)
Writebacks of adjustments to loans and provisions for guarantees and commitments	386	417	320	278	417
Provisions to the allowance for probable loan losses	(17)	(15)	(27)	(11)	(8)
Adjustments to financial fixed assets	(106)	(158)	(569)	(235)	(36)
Writebacks of adjustments to financial fixed assets	124	218	8	2	15
Income from investments carried at equity	278	197	137	79	87

Income from operating activities	1,953	1,700	691	1,232	1,789

Extraordinary income	323	548	575	660	451
Extraordinary expenses	(175)	(580)	(248)	(269)	(55)

Extraordinary items, net	148	(32)	327	391	396

Change in allowance for general banking risks	(2)	9	364	(1)	2
Income taxes	(658)	(657)	(450)	(318)	(785)
Minority interests	(48)	(48)	(43)	(101)	(94)
Elimination of second half income of the Banco di Napoli Group	—	—	—	—	(16)

Net income	1,393	972	889	1,203	1,292

Reclassified Consolidated Statement of Income

	Year Ended December 31,
	2004	2003	2002	2001	2000
	(millions of €)
Interest income and similar revenues	7,077	7,417	8,728	8,114	7,695
Interest expense and similar charges	(3,508)	(3,701)	(4,955)	(5,326)	(5,123)

Net interest income	3,569	3,716	3,773	2,788	2,572
Net commission and other dealing revenues	3,240	3,036	2,809	2,608	2,641
Profits/(losses) on financial transactions and dividends on shares	432	447	286	274	263
Profits/(losses) of companies carried at equity and dividends on equity investments	351	283	292	207	146

Net interest and other banking income	7,592	7,482	7,160	5,877	5,622

Payroll	(2,803)	(2,841)	(2,856)	(2,221)	(1,929)
Other administrative costs	(1,510)	(1,512)	(1,528)	(1,180)	(958)
Indirect taxes and similar dues	(252)	(257)	(264)	(199)	(189)

Administrative costs	(4,565)	(4,610)	(4,648)	(3,600)	(3,076)

Other operating income, net	320	329	358	234	213
Adjustments to intangible and tangible fixed assets	(457)	(484)	(510)	(393)	(299)

Operating income	2,890	2,717	2,360	2,118	2,460

Adjustments to goodwill, merger and consolidation differences	(199)	(158)	(212)	(150)	(90)
Provisions for risks and charges	(231)	(195)	(261)	(136)	(323)
Adjustments to loans and provisions for guarantees and commitments, net	(525)	(724)	(604)	(368)	(238)
Adjustments to financial fixed assets, net	18	60	(561)	(233)	(20)

Income before extraordinary items	1,953	1,700	722	1,231	1,789

Net extraordinary income	148	(32)	296	392	396

Income before taxes and minority interests	2,101	1,668	1,018	1,623	2,185

Income taxes	(658)	(657)	(450)	(318)	(785)
Change in allowance for general banking risks	(2)	9	364	(1)	2
Net income attributable to minority interests	(48)	(48)	(43)	(101)	(94)
Reversal of second half income of the Banco di Napoli Group	—	—	—	—	(16)

Net income	1,393	972	889	1,203	1,292

U.S. GAAP
Net interest income under U.S. GAAP	3,867	3,758	3,070	2,666	2,491
Income before taxes and minority interests under U.S. GAAP	1,038	996	(800)	790	1,833
Net income under U.S. GAAP	559	750	(1,120)	571	1,003

Per Share Data

        The following table shows selected per Share and other data for the years indicated:

	Year ended December 31,
	2004		2003		2002		2001		2000
	(in €, except for number of shares)
Income before extraordinary items per Share at year-end(1)	1.32		1.17		0.48		0.88		1.27
Income before extraordinary items per share at year-end(2)	1.05		0.93		0.38		n.a.	(3)	n.a.	(3)
Income before extraordinary items per Share outstanding at year-end(1)(4)	1.33		1.18		0.48		0.89		1.31
Income before extraordinary items per share outstanding at year-end(2)(4)	1.05		0.93		0.38		n.a.	(3)	n.a.	(3)
Net income per Share at year-end(1)	0.94		0.67		0.61		0.86		0.92
Net income per share at year-end(2)	0.75		0.53		0.48		n.a.	(3)	n.a.	(3)
Net income per Share outstanding at year-end(1)(4)	0.95		0.67		0.61		0.87		0.95
Net income per share outstanding at year-end(2)(4)	0.75		0.53		0.48		n.a.	(3)	n.a.	(3)
Net income per average number of Shares(1)	0.96		0.67		0.62		0.86		0.92
Net income per average number of shares(2)	0.76		0.53		0.49		n.a.	(3)	n.a.	(3)
Sanpaolo IMI Share price at year-end(5)	10.60		10.34		6.20		12.04		17.27
Dividend per Share at year-end(6)	0.47		0.39		0.30		0.57		0.57
Shareholders' equity per Share outstanding at year-end(1)(4)	8.02		7.60		7.27		5.90		5.39
Shareholders' equity per share outstanding at year-end(2)(4)	6.35		6.00		5.74		n.a.	(3)	n.a.	(3)
Shares at year-end	1,475,122,818		1,448,831,982		1,448,831,982		1,404,441,114		1,404,018,198
Azioni Privilegiate at year-end	388,334,018		388,334,018		388,334,018		n.a.	(3)	n.a.	(3)
Shares outstanding at year-end(1)(4)	1,471,106,899		1,445,611,063		1,448,831,981		1,387,360,711		1,364,652,216
Shares outstanding at year-end(2)(4)	1,859,440,917		1,833,945,081		1,837,165,999		n.a.	(3)	n.a.	(3)
Average number of Shares(7)(8)	1,451,136,932		1,448,831,982		1,430,467,541		1,404,258,435		1,402,997,548
Average number of shares(7)(9)	1,839,470,950		1,837,166,000		1,818,801,559		n.a.	(3)	n.a.	(3)
ITALIAN GAAP
Basic earnings per share (in euro)(9)	0.76		0.53		0.48		0.87		0.93
U.S. GAAP
Basic earnings/loss per share (in euro)(9)	0.31	(4)	0.41	(4)	(0.68	)(4)	0.41		0.74
Diluted earnings/loss per share (in euro)(9)	0.30	(4)	0.41	(4)	(0.68	)(4)	0.41		0.74

(1)
Excludes the Azioni Privilegiate (as defined below).

(2)
Includes the Azioni Privilegiate (as defined below).

(3)
The Azioni Privilegiate (as defined below) were introduced in 2002 (see: Item 4. "A History and Development of Sanpaolo IMI—The Merger Group" on page 71 below). n.a. means not applicable.

(4)
Excludes Shares issued and held by Sanpaolo IMI.

(5)
Prices at closing of trading session. Source: Borsa Italiana (Italian Stock Exchange).

(6)
On June 1, 2002, 388,334,018 Shares were converted into Azioni Privilegiate (as defined below). Please see: Item 4. "A. History and Developments of Sanpaolo IMI—The Merged Group" on page 71 below. The calculation of dividend per Share at the end of 2002 includes the Azioni Privilegiate. The dividend was approved at the shareholders' meeting held on April 29, 2005 and was paid on May 26, 2005. The dividend per American Depositary Share (ADS) was U.S. $1.18 in 2004, U.S. $0.96 in 2003, U.S. $0.70 in 2002, U.S. $1.06 in 2001 and U.S. $0.98 in 2000.

(7)
The average has been calculated based on daily figures from January 1 to December 31 of each year.

(8)
Calculated on the average number of Shares, excluding the Azioni Privilegiate (as defined below).

(9)
Calculated on the average number of shares, including the Azioni Privilegiate (as defined below).

Consolidated Balance Sheet and Other Data

        The following table shows selected consolidated balance sheet data and other data at the dates indicated. As explained in footnotes 1-5 following the table, the balance sheet data have been extracted from our audited consolidated balance sheet, which is presented in the Consolidated Financial Statements included in this annual report.

Consolidated Balance Sheet Data

	At December 31,
	2004	2003	2002	2001	2000
	(millions of € except for percentages)
Total assets	211,157	202,580	203,773	170,485	172,798
Total assets under U.S. GAAP	253,732	238,317	231,814	191,378	188,969
Net loans(1)	145,684	146,877	148,701	118,627	117,825
Due to banks(2)	28,198	28,534	24,456	27,922	29,596
Marketable debt securities and subordinated debt(3)	53,519	57,967	58,174	46,446	44,496
Minority interests(4)	176	271	334	698	715
Capital	5,218	5,144	5,144	3,932	3,931
Other reserves	6,586	5,851	5,393	4,544	4,119
Shareholders' equity under Italian GAAP(5)	11,804	10,995	10,537	8,476	8,050
Capital stock under U.S. GAAP	5,204	5,135	5,130	3,884	3,821
Shareholders' equity under U.S. GAAP	15,876	15,557	14,934	11,607	11,639
Consolidated Ratios
Profitability Ratios
Net interest margin(6)	2.28	2.38	2.45	2.20	2.09
Return on average total assets(7)	0.66	0.48	0.43	0.70	0.93
Return on assets at year-end(8)	0.66	0.48	0.44	0.71	0.75
Return on average shareholders' equity(9)	12.22	8.96	8.28	15.49	16.79
Return on shareholders' equity at year-end(10)	11.80	8.84	8.44	14.19	16.05
Capital Ratio
Shareholders' equity to total assets at year-end	5.59	5.43	5.17	4.97	4.66
Credit Quality Data
Net doubtful loans(11)	2,566	2,571	2,892	1,948	2,157
Net doubtful loan ratio(12)	1.76	1.75	1.94	1.64	1.83

        The item numbers in the footnotes below and elsewhere in this annual report refer, where applicable, to the corresponding item numbers shown in the Audited Consolidated Balance Sheet of Sanpaolo IMI at December 31, 2004, 2003, 2002, 2001 and 2000.

(1)
Represents the sum of Item 30. "Due from banks" plus Item 40. "Loans to customers". Net loans are total loans net of any write-offs and any allowance for probable loan losses (including, for performing loans, any allowance for general risks). The amount of net loans is the loan amount that appears on the balance sheet.

(2)
Represents Item 10. "Due to banks".

(3)
Represents the sum of Item 30. "Securities issued" plus Item 110. "Subordinated liabilities".

(4)
Represents Item 140. "Minority interest".

(5)
Represents the sum of Item 150. "Capital" plus Item 160. "Additional paid in capital" plus Item 170. "Reserves" plus Item 100. "Reserve for general banking risks" plus Item 120. "Negative goodwill arising on consolidation" plus Item 130. "Negative goodwill arising on application of the equity method" plus Item 180. "Revaluation reserves" plus Item 190. "Retained earnings" plus Item 200. "Net income for the year".

(6)
Net interest margin is net interest income as a percentage of average interest-earning assets.

(7)
Return on average total assets is net income after minority interests as a percentage of average total assets.

(8)
Return on assets at year-end is net income after minority interests as a percentage of total assets at year-end.

(9)
Return on average shareholders' equity represents net income after minority interests as a percentage of average shareholders' equity. Average shareholders' equity includes net income.

(10)
Return on shareholders' equity at year-end represents net income after minority interests as a percentage of shareholders' equity at year-end.

(11)
Net doubtful loans represent the sum of net loans classified as non-performing loans, problem loans, loans currently being restructured, restructured loans and unsecured loans exposed to country risk.

(12)
Represents net doubtful loans (see: note 11 above) as a percentage of net loans (see: note 1 above).

Reconciliation Between Audited and Reclassified Income Statements

        The following tables show the reconciliation between our audited income statement, which is included in the Consolidated Financial Statements included elsewhere in this annual report, and our reclassified income statement, which is presented primarily for purposes of management's Operating and Financial Review and Prospects. In particular, the tables show which items in the audited income statement have been combined into a single item, broken down into two or more items, or reclassified to other items, for purposes of the reclassified income statement.

AUDITED INCOME STATEMENT Year ended December 31, 2004 (millions of €)			Combination	Breakdown	Reclassification	RECLASSIFIED INCOME STATEMENT Year ended December 31, 2004 (millions of €)
10.	Interest income and similar revenues	7,195				Interest income and similar revenues		7,195
20.	Interest expense and similar charges	(3,508)				Interest expense and similar charges		(3,508)
					(118)I	Reversal of net interest income of Banca IMI Group		(118)
						Net interest income		3,569
			3,998C (761)C		13J (10)K	Net commission & other dealing revenues		3,240
30.	Dividends and other revenues
	a) from shares, quotas and other equities	79	235A		118I	Profits/(losses) on financial transactions and investment income		432
	b) from equity investments	73	278B			Profits/(losses) of companies carried at equity and dividends on equity investments		351
40.	Commission income	3,998	(3,998)C
50.	Commission expense	(761)	761C
60.	Profits (losses) on financial transactions	235	(235)A
						Net interest and other income		7,592
70.	Other operating income	399	(399)D
80.	Administrative costs
	a) personnel	(2,803)				Payroll	(2,803)
	b) other	(1,762)		252G		Other administrative costs	(1,510)
				(252)G		Indirect taxes and similar dues	(252)
						Administrative costs		(4,565)
			399D (76)D		10K (13)J	Other operating income, net		320
90.	Adjustments to intangible and tangible fixed assets	(656)		199H		Adjustments to intangible and tangible fixed assets		(457)
						Operating income before provisions and certain adjustments		2,890
				(199)H		Adjustments to goodwill, merger and consolidation differences		(199)
100.	Provisions for risks and charges	(231)				Provisions for risks and charges		(231)
110.	Other operating expenses	(76)	76D
120.	Adjustments to loans and provisions for guarantees and commitments	(894)	386E			Adjustments to loans and provisions for guarantees and commitments		(525)
			(17)E
130.	Writebacks of adjustments to loans and provisions for guarantees and commitments	386	(386)E

140.	Provisions to the allowance for probable loan losses	(17)	17E
150.	Adjustments to financial fixed assets	(106)	124F	Adjustments to financial fixed assets, net	18
160.	Writebacks of adjustments to financial fixed assets	124	(124)F
170.	Income (losses) from investments carried at equity	278	(278)B
180.	Income from operating activities	1,953		Income before extraordinary items	1,953
190.	Extraordinary income	323
200.	Extraordinary expenses	(175)
210.	Extraordinary items, net	148		Net extraordinary income	148
				Income before taxes and minority interest	2,101
			(658)	Income taxes	(658)
230.	Change in allowance for general banking risks	(2)		Change in allowance for general banking risks	(2)
240.	Income taxes	(658)	658
250.	Minority interests	(48)		Net income attributable to minority interest	(48)
260.	Net income	1,393		Net income	1,393

(A)
Combination of line items 30.a) "Dividends and other revenues from shares, quotas and other equities" and 60. "Profits (losses) on financial transactions" in the audited income statement to form "Profits/(losses) on financial transactions and investment income" in the reclassified income statement.

(B)
Combination of line items 30.b) "Dividends and other revenues from equity investments" and 170. "Income (losses) from investments carried at equity" in the audited income statement to form "Profits/(losses) of companies Carried at equity and dividends on equity investments" in the reclassified income statement.

(C)
Combination of line items 40. "Commission income" and 50. "Commission expense" in the audited income statement to form "Net commission and other dealing revenues" in the reclassified income statement.

(D)
Combination of line items 70. "Other operating income" and 110. "Other operating expenses" in the audited income statement to form "Other operating income, net" in the reclassified income statement.

(E)
Combination of line items 120. "Adjustments to loans and provisions for guarantees and commitments", 130. "Writebacks of adjustments to loans and provisions for guarantees and commitments" and 140. "Provisions for probable loan losses" in the audited income statement to form "Adjustments to loans and provisions for guarantees and commitments" in the reclassified income statement.

(F)
Combination of line items 150. "Adjustments to financial fixed assets" and 160. "Writebacks of adjustments to financial fixed assets" in the audited income statement to form "Adjustments to financial fixed assets, net" in the reclassified income statement.

(G)
Breakdown of line item 80.b) "Administrative costs—other" in the audited income statement into "Other administrative costs" and "Indirect taxes and similar dues" in the reclassified income statement.

(H)
Breakdown of line item 90. "Adjustments to intangible and tangible fixed assets" in the audited income statement into "Adjustments to intangible and tangible fixed assets" and "Adjustments to goodwill, merger and consolidation differences" in the reclassified income statement.

(I)
Reclassification of positive net interest income of Banca IMI Group in the reclassified income statement to "Profits/(losses) on financial transactions and investment income" in the reclassified income statement as it is related to securities dealing activities rather than banking activities.

(J)
Reclassification of income earned from merchant banking and leasing activities from line item 70. "Other operating income" in the audited income statement to "Net commission and other dealing revenues" in the reclassified income statement as it is related to financing activities.

(K)
Reclassification of expenses incurred in connection with merchant banking and leasing activities from line item "Other operating income, net" in the reclassified income statement to "Net commission and other dealing revenues" in the reclassified income statement as they are related to financing activities.

AUDITED INCOME STATEMENT Year ended December 31, 2003 (millions of €)			Combination	Breakdown	Reclassification	RECLASSIFIED INCOME STATEMENT Year ended December 31, 2003 (millions of €)
10.	Interest income and similar revenues	7,443				Interest income and similar revenues		7,443
20.	Interest expense and similar charges	(3,701)				Interest expense and similar charges		(3,701)
					(26)I	Reversal of net interest income of Banca IMI Group		(26)
						Net interest income		3,716
			3,722C (685)C		20J (21)K	Net commission & other dealing revenues		3,036
30.	Dividends and other revenues
	a) from shares, quotas and other equities	223	198A		26I	Profits/(losses) on financial transactions and investment income		447
	b) from equity investments	86	197B			Profits/(losses) of companies carried at equity and dividends on equity investments		283
40.	Commission income	3,722	(3,722)C
50.	Commission expense	(685)	685C
60.	Profits (losses) on financial transactions	198	(198)A
						Net interest and other income		7,482
70.	Other operating income	396	(396)D
80.	Administrative costs
	a) personnel	(2,841)				Payroll	(2,841)
	b) other	(1,769)		257G		Other administrative costs	(1,512)
				(257)G		Indirect taxes and similar dues	(257)
						Administrative costs		(4,610)
			396D (68)D		21K (20)J	Other operating income, net		329
90.	Adjustments to intangible and tangible fixed assets	(642)		158H		Adjustments to intangible and tangible fixed assets		(484)
						Operating income before provisions and certain adjustments		2,717
				(158)H		Adjustments to goodwill, merger and consolidation differences		(158)
100.	Provisions for risks and charges	(195)				Provisions for risks and charges		(195)
110.	Other operating expenses	(68)	68D
120.	Adjustments to loans and provisions for guarantees and commitments	(1,126)	417E			Adjustments to loans and provisions for guarantees and commitments		(724)
			(15)E
130.	Writebacks of adjustments to loans and provisions for guarantees and commitments	417	(417)E
140.	Provisions to the allowance for probable loan losses	(15)	15E
150.	Adjustments to financial fixed assets	(158)	218F			Adjustments to financial fixed assets, net		60
160.	Writebacks of adjustments to financial fixed assets	218	(218)F
170.	Income (losses) from investments carried at equity	197	(197)B
180.	Income from operating activities	1,700				Income before extraordinary items		1,700

190.	Extraordinary income	548
200.	Extraordinary expenses	(580)
210.	Extraordinary items, net	(32)		Net extraordinary income	(32)
				Income before taxes and minority interest	1,668
			(657)	Income taxes	(657)
230.	Change in allowance for general banking risks	9		Change in allowance for general banking risks	9
240.	Income taxes	(657)	657
250.	Minority interests	(48)		Net income attributable to minority interest	(48)
260.	Net income	972		Net income	972

(A)
Combination of line items 30.a) "Dividends and other revenues from shares, capital quotas and other equities" and 60. "Profits (losses) on financial transactions" in the audited income statement to form "Profits/(losses) on financial transactions and investment income" in the reclassified income statement.

(B)
Combination of line items 30.b) "Dividends and other revenues from equity investments" and 170. "Income (losses) from investments carried at equity" in the audited income statement to form "Profits/(losses) of companies carried at equity and dividends on equity investments" in the reclassified income statement.

(C)
Combination of line items 40. "Commission income" and 50. "Commission expense" in the audited income statement to form "Net commission and other dealing revenues" in the reclassified income statement.

(D)
Combination of line items 70. "Other operating income" and 110. "Other operating expenses" in the audited income statement to form "Other operating income, net" in the reclassified income statement.

(E)
Combination of line items 120. "Adjustments to loans and provisions for guarantees and commitments", 130. "Writebacks of adjustments to loans and provisions for guarantees and commitments" and 140. "Provisions for probable loan losses" in the audited income statement to form "Adjustments to loans and provisions for guarantees and commitments" in the reclassified income statement.

(F)
Combination of line items 150. "Adjustments to financial fixed assets" and 160. "Writebacks of adjustments to financial fixed assets" in the audited income statement to form "Adjustments to financial fixed assets, net" in the reclassified income statement.

(G)
Breakdown of line item 80.b) "Administrative costs—other" in the audited income statement into "Other administrative costs" and "Indirect taxes and similar dues" in the reclassified income statement.

(H)
Breakdown of line item 90. "Adjustments to intangible and tangible fixed assets" in the audited income statement into "Adjustments to intangible and tangible fixed assets" and "Adjustments to goodwill, merger and consolidation differences" in the reclassified income statement.

(I)
Reclassification of positive net interest income of Banca IMI Group in the reclassified income statement to "Profits/(losses) on financial transactions and investment income" in the reclassified income statement as it is related to securities dealing activities rather than banking activities.

(J)
Reclassification of income earned from merchant banking and leasing activities from line item 70. "Other operating income" in the audited income statement to "Net commission and other dealing revenues" in the reclassified income statement as it is related to financing activities.

(K)
Reclassification of expenses incurred in connection with merchant banking and leasing activities from line item "Other operating income, net" in the reclassified income statement to "Net commission and other dealing revenues" in the reclassified income statement as they are related to financing activities.

AUDITED INCOME STATEMENT Year ended December 31, 2002 (millions of €)			Combination	Breakdown	Reclassification	RECLASSIFIED INCOME STATEMENT Year ended December 31, 2002 (millions of €)
10.	Interest income and similar revenues	8,693				Interest income and similar revenues		8,693
20.	Interest expense and similar charges	(4,955)				Interest expense and similar charges		(4,955)
					35I	Reversal of net interest income of Banca IMI Group		35
						Net interest income		3,773
			3,467C (671)C		27J (14)K	Net commission & other dealing revenues		2,809
30.	Dividends and other revenues
	a) from shares, quotas and other equities	410	(98)A		9L (35)I	Profits/(losses) on financial transactions and investment income		286
	b) from equity investments	155	137B			Profits/(losses) of companies carried at equity and dividends on equity investments		292
40.	Commission income	3,467	(3,467)C
50.	Commission expense	(671)	671C
60.	Profits (losses) on financial transactions	(98)	98A
						Net interest and other income		7,160
70.	Other operating income	422	(422)D
80.	Administrative costs
	a) personnel	(2,856)				Payroll	(2,856)
	b) other	(1,792)		264G		Other administrative costs	(1,528)
				(264)G		Indirect taxes and similar dues	(264)
						Administrative costs		(4,648)
			422D (50)D		14K (27)J (1)N	Other operating income, net		358
90.	Adjustments to intangible and tangible fixed assets	(753)		212H	31M	Adjustments to intangible and tangible fixed assets		(510)
						Operating income before provisions and certain adjustments		2,360
				(212)H		Adjustments to goodwill, merger and consolidation differences		(212)
100.	Provisions for risks and charges	(261)				Provisions for risks and charges		(261)
110.	Other operating expenses	(50)	50D
120.	Adjustments to loans and provisions for guarantees and commitments	(889)	320E (27)E		(9)L	Adjustments to loans and provisions for guarantees and commitments		(604)
					1N
130.	Writebacks of adjustments to loans and provisions for guarantees and commitments	320	(320)E
140.	Provisions to the allowance for probable loan losses	(27)	27E
150.	Adjustments to financial fixed assets	(569)	8F			Adjustments to financial fixed assets, net		(561)
160.	Writebacks of adjustments to financial fixed assets	8	(8)F
170.	Income (losses) from investments carried at equity	137	(137)B
180.	Income from operating activities	691				Income before extraordinary items		722

190.	Extraordinary income	575
200.	Extraordinary expenses	(248)
210.	Extraordinary items, net	327		(31)M	Net extraordinary income	296
					Income before taxes and minority interest	1,018
			(450)		Income taxes	(450)
230.	Change in allowance for general banking risks	364			Change in allowance for general banking risks	364
240.	Income taxes	(450)	450
250.	Minority interests	(43)			Net income attributable to minority interest	(43)
260.	Net income	889			Net income	889

(A)
Combination of line items 30.a) "Dividends and other revenues from shares, capital quotas and other equities" and 60. "Profits (losses) on financial transactions" in the audited income statement to form "Profits/(losses) on financial transactions and investment income" in the reclassified income statement.

(B)
Combination of line items 30.b) "Dividends and other revenues from equity investments" and 170. "Income (losses) from investments carried at equity" in the audited income statement to form "Profits/(losses) of companies carried at equity and dividends on equity investments" in the reclassified income statement.

(C)
Combination of line items 40. "Commission income" and 50. "Commission expense" in the audited income statement to form "Net commission and other dealing revenues" in the reclassified income statement.

(D)
Combination of line items 70. "Other operating income" and 110. "Other operating expenses" in the audited income statement to form "Other operating income, net" in the reclassified income statement.

(E)
Combination of line items 120. "Adjustments to loans and provisions for guarantees and commitments", 130. "Writebacks of adjustments to loans and provisions for guarantees and commitments" and 140. "Provisions for probable loan losses" in the audited income statement to form "Adjustments to loans and provisions for guarantees and commitments" in the reclassified income statement.

(F)
Combination of line items 150. "Adjustments to financial fixed assets" and 160. "Writebacks of adjustments to financial fixed assets" in the audited income statement to form "Adjustments to financial fixed assets, net" in the reclassified income statement.

(G)
Breakdown of line item 80.b) "Administrative costs—other" in the audited income statement into "Other administrative costs" and "Indirect taxes and similar dues" in the reclassified income statement.

(H)
Breakdown of line item 90. "Adjustments to intangible and tangible fixed assets" in the audited income statement into "Adjustments to intangible and tangible fixed assets" and "Adjustments to goodwill, merger and consolidation differences" in the reclassified income statement.

(I)
Reclassification of negative net interest income of Banca IMI Group in the reclassified income statement to "Profits/(losses) on financial transactions and investment income" in the reclassified income statement as it is related to securities dealing activities rather than banking activities.

(J)
Reclassification of income earned from merchant banking and leasing activities from line item 70. "Other operating income" in the audited income statement to "Net commission and other dealing revenues" in the reclassified income statement as it is related to activities.

(K)
Reclassification of expenses incurred in connection with merchant banking and leasing activities from line item "Other operating income, net" in the reclassified income statement to "Net commission and other dealing revenues" in the reclassified income statement as they are related to financing activities.

(L)
Reclassification of writedowns in the value of securities held as collateral for loans from line item "Profits/(losses) on financial transactions and investment income" in the reclassified income statement to "Adjustments to loans and provisions for guarantees and commitments" in the reclassified income statement as they are considered to be adjustments to such loans.

(M)
Reclassification from line item 90. "Adjustments to intangible and tangible fixed assets" in the audited income statement to "Net extraordinary income" in the reclassified income statement of (i) €9 million writedown in value of IMIWEB Bank in light of its disposal and (ii) €22 million representing acceleration of depreciation of Banco di Napoli assets to align their depreciation with Sanpaolo IMI's depreciation policy.

(N)
Rounding.

AUDITED INCOME STATEMENT Year ended December 31, 2001 (millions of €)			Combination	Breakdown	Reclassification	RECLASSIFIED INCOME STATEMENT Year ended December 31, 2001 (millions of €)
10.	Interest income and similar revenues	8,016			4L	Interest income and similar revenues		8,020
20.	Interest expense and similar charges	(5,326)				Interest expense and similar charges		(5,326)
					94I	Reversal of net interest income of Banca IMI Group		94
						Net interest income		2,788
			3,312C (714)C		17J (7)K	Net commission & other dealing revenues		2,608
30.	Dividends and other revenues
	a) from shares, quotas and other equities	263	105A		(94)I	Profits/(losses) on financial transactions and investment income		274
	b) from equity investments	134	79B		(2)M (4)L	Profits/(losses) of companies carried at equity and dividends on equity investments		207
40.	Commission income	3,312	(3,312)C
50.	Commission expense	(714)	714C
60.	Profits (losses) on financial transactions	105	(105)A
						Net interest and other income		5,877
70.	Other operating income	280	(280)D
80.	Administrative costs
	a) personnel	(2,221)				Payroll	(2,221)
	b) other	(1,379)		199G		Other administrative costs	(1,180)
				(199)G		Indirect taxes and similar dues	(199)
						Administrative costs		(3,600)
			280D (36)D		7K (17)J	Other operating income, net		234
90.	Adjustments to intangible and tangible fixed assets	(543)		150H		Adjustments to intangible and tangible fixed assets		(393)
				(150)H		Operating income before provisions and certain adjustments		2,118
						Adjustments to goodwill, merger and consolidation differences		(150)
100.	Provisions for risks and charges	(136)				Provisions for risks and charges		(136)
110.	Other operating expenses	(36)	36D
120.	Adjustments to loans and provisions for guarantees and commitments	(636)	278E		1N	Adjustments to loans and provisions for guarantees and commitments		(368)
			(11)E
130.	Writebacks of adjustments to loans and provisions for guarantees and commitments	278	(278)E
140.	Provisions to the allowance for probable loan losses	(11)	11E
150.	Adjustments to financial fixed assets	(235)	2F			Adjustments to financial fixed assets, net		(233)
160.	Writebacks of adjustments to financial fixed assets	2	(2)F
170.	Income (losses) from investments carried at equity	79	(79)B
180.	Income from operating activities	1,232				Income before extraordinary items		1,231
190.	Extraordinary income	660

200.	Extraordinary expenses	(269)
210.	Extraordinary items, net	391		2M (1)N	Net extraordinary income	392
					Income before taxes and minority interest	1,623
			(318)		Income taxes	(318)
230.	Change in allowance for general banking risks	(1)			Change in allowance for general banking risks	(1)
240.	Income taxes	(318)	318
250.	Minority interests	(101)			Net income attributable to minority interest	(101)
260.	Net income	1,203			Net income	1,203

(A)
Combination of line items 30.a) "Dividends and other revenues from shares, capital quotas and other equities" and 60. "Profits (losses) on financial transactions" in the audited income statement to form "Profits/(losses) on financial transactions and investment income" in the reclassified income statement.

(B)
Combination of line items 30.b) "Dividends and other revenues from equity investments" and 170. "Income (losses) from investments carried at equity" in the audited income statement to form "Profits/(losses) of companies carried at equity and dividends on equity investments" in the reclassified income statement.

(C)
Combination of line items 40. "Commission income" and 50. "Commission expense" in the audited income statement to form "Net commission and other dealing revenues" in the reclassified income statement.

(D)
Combination of line items 70. "Other operating income" and 110. "Other operating expenses" in the audited income statement to form "Other operating income, net" in the reclassified income statement.

(E)
Combination of line items 120. "Adjustments to loans and provisions for guarantees and commitments", 130. "Writebacks of adjustments to loans and provisions for guarantees and commitments" and 140. "Provisions for probable loan losses" in the audited income statement to form "Adjustments to loans and provisions for guarantees and commitments" in the reclassified income statement.

(F)
Combination of line items 150. "Adjustments to financial fixed assets" and 160. "Writebacks of adjustments to financial fixed assets" in the audited income statement to form "Adjustments to financial fixed assets, net" in the reclassified income statement.

(G)
Breakdown of line item 80.b) "Administrative costs—other" in the audited income statement into "Other administrative costs" and "Indirect taxes and similar dues" in the reclassified income statement.

(H)
Breakdown of line item 90. "Adjustments to intangible and tangible fixed assets" in the audited income statement into "Adjustments to intangible and tangible fixed assets" and "Adjustments to goodwill, merger and consolidation differences" in the reclassified income statement.

(I)
Reclassification of negative net interest income of Banca IMI Group in the reclassified income statement to "Profits/(losses) on financial transactions and investment income" in the reclassified income statement as it is related to securities dealing activities rather than banking activities.

(J)
Reclassification of income earned from merchant banking and leasing activities from line item 70. "Other operating income" in the audited income statement to "Net commission and other dealing revenues" in the reclassified income statement as it is related to financing activities.

(K)
Reclassification of expenses incurred in connection with merchant banking and leasing activities from line item "Other operating income, net" in the reclassified income statement to "Net commission and other dealing revenues" in the reclassified income statement as they are related to financing activities.

(L)
Reclassification of dividends from investments in which Group has less than 20% equity stake from "Profits/(losses) of companies carried at equity and dividends on equity investments" in the reclassified income statement to "Interest income and similar revenues" in the reclassified income statement as they are treated as interest.

(M)
Reclassification relates to dividends originally received by Cardine Banca and subsequently transferred to Sanpaolo IMI.

(N)
Rounding.

AUDITED INCOME STATEMENT Year ended December 31, 2000 (millions of €)			Combination	Breakdown	Reclassification	RECLASSIFIED INCOME STATEMENT Year ended December 31, 2000 (millions of €)
10.	Interest income and similar revenues	7,622			4L	Interest income and similar revenues		7,626
20.	Interest expense and similar charges	(5,123)				Interest expense and similar charges		(5,123)
					69I	Reversal of net interest income of Banca IMI Group		69
						Net interest income		2,572
			3,452C (817)C		13J (7)K	Net commission & other dealing revenues		2,641
30.	Dividends and other revenues
	a) from shares, quotas and other equities	169	165A		(69)I	Profits/(losses) on financial transactions and investment income		263
					(2)N
	b) from equity investments	62	87B		(4)L 1N	Profits/(losses) of companies carried at equity and dividends on equity investments		146
40.	Commission income	3,452	(3,452)C
50.	Commission expense	(817)	817C
60.	Profits (losses) on financial transactions	165	(165)A
						Net interest and other income		5,622
70.	Other operating income	250	(250)D
80.	Administrative costs
	a) personnel	(1,929)				Payroll	(1,929)
	b) other	(1,147)		189G		Other administrative costs	(958)
				(189)G		Indirect taxes and similar dues	(189)
						Administrative costs		(3,076)
			250D (31)D		7K (13)J	Other operating income, net		213
90.	Adjustments to intangible and tangible fixed assets	(389)		90H		Adjustments to intangible and tangible fixed assets		(299)
						Operating income before provisions and certain adjustments		2,460
				(90)H		Adjustments to goodwill, merger and consolidation differences		(90)
100.	Provisions for risks and charges	(323)				Provisions for risks and charges		(323)
110.	Other operating expenses	(31)	31D
120.	Adjustments to loans and provisions for guarantees and commitments	(647)	417E			Adjustments to loans and provisions for guarantees and commitments		(238)
			(8)E
130.	Writebacks of adjustments to loans and provisions for guarantees and commitments	417	(417)E
140.	Provisions to the allowance for probable loan losses	(8)	8E
150.	Adjustments to financial fixed assets	(36)	15F		1N	Adjustments to financial fixed assets, net		(20)
160.	Writebacks of adjustments to financial fixed assets	15	(15)F
170.	Income (losses) from investments carried at equity	87	(87)B
180.	Income from operating activities	1,789				Income before extraordinary items		1,789

190.	Extraordinary income	451
200.	Extraordinary expenses	(55)
210.	Extraordinary items, net	396		Net extraordinary income	396
				Income before taxes and minority interest	2,185
			(785)	Income taxes	(785)
230.	Change in allowance for general banking risks	2		Change in allowance for general banking risks	2
240.	Income taxes	(785)	785
250.	Minority interests	(94)		Net income attributable to minority interest	(94)
255.	Elimination of second half Income of the Banco di Napoli Group (*)	(16)		Reversal of second half income of the Banco di Napoli Group (*)	(16)
260.	Net income	1,292		Net income	1,292

(A)
Combination of line items 30.a) "Dividends and other revenues from shares, capital quotas and other equities" and 60. "Profits (losses) on financial transactions" in the audited income statement to form "Profits/(losses) on financial transactions and investment income" in the reclassified income statement.

(B)
Combination of line items 30.b) "Dividends and other revenues from equity investments" and 170. "Income (losses) from investments carried at equity" in the audited income statement to form "Profits/(losses) of companies carried at equity and dividends on equity investments" in the reclassified income statement.

(C)
Combination of line items 40. "Commission income" and 50. "Commission expense" in the audited income statement to form "Net commission and other dealing revenues" in the reclassified income statement.

(D)
Combination of line items 70. "Other operating income" and 110. "Other operating expenses" in the audited income statement to form "Other operating income, net" in the reclassified income statement.

(E)
Combination of line items 120. "Adjustments to loans and provisions for guarantees and commitments", 130. "Writebacks of adjustments to loans and provisions for guarantees and commitments" and 140. "Provisions for probable loan losses" in the audited income statement to form "Adjustments to loans and provisions for guarantees and commitments" in the reclassified income statement.

(F)
Combination of line items 150. "Adjustments to financial fixed assets" and 160. "Writebacks of adjustments to financial fixed assets" in the audited income statement to form "Adjustments to financial fixed assets, net" in the reclassified income statement.

(G)
Breakdown of line item 80.b) "Administrative costs—other" in the audited income statement into "Other administrative costs" and "Indirect taxes and similar dues" in the reclassified income statement.

(H)
Breakdown of line item 90. "Adjustments to intangible and tangible fixed assets" in the audited income statement into "Adjustments to intangible and tangible fixed assets" and "Adjustments to goodwill, merger and consolidation differences" in the reclassified income statement.

(I)
Reclassification of negative net interest income of Banca IMI group in the reclassified income statement to "Profits/(losses) on financial transactions and investment income" in the reclassified income statement as it is related to securities dealing activities rather than banking activities.

(J)
Reclassification of income earned from merchant banking and leasing activities from line item 70. "Other operating income" in the audited income statement to "Net commission and other dealing revenues" in the reclassified income statement as it is related to financing activities.

(K)
Reclassification of expenses incurred in connection with merchant banking and leasing activities from line item "Other operating income, net" in the reclassified income statement to "Net commission and other dealing revenues" in the reclassified income statement as they are related to financing activities.

(L)
Reclassification of dividends from investments in which Group has less than 20% equity stake from "Profits/(losses) of companies carried at equity and dividends on equity investments" in the reclassified income statement to "Interest income and similar revenues" in the reclassified income statement as they are treated as interest.

(N)
Rounding

(*)
This item refers to the special consolidation method used for the Banco di Napoli group and relates to the net income of Banco di Napoli for the second half of 2000, which had been included as part of the purchase price for Sanpaolo IMI's successive purchases of shares in Banco di Napoli.

Exchange Rates

        The following table shows, for the periods indicated, information regarding the Noon Buying Rate for the euro, expressed in U.S. dollars per euro.

Year ended December 31,	High	Low	Average(1)	At Period End
2000	1.0335	0.8270	0.9207	0.9388
2001	0.9535	0.8425	0.8909	0.8901
2002	1.0485	0.8594	0.9495	1.0485
2003	1.2597	1.0361	1.1411	1.2597
2004	1.3625	1.1801	1.2478	1.3538
2005 (through June 6, 2005)	1.3476	1.2227	1.2805	1.2268

(1)
Average of the rates for the last business day of each month in the period.

        The following table shows the high and low exchange rates between the euro and the U.S. dollar, expressed in U.S. dollars per euro, during the last six months:

Month	High	Low
January 2005	1.3476	1.2954
February 2005	1.3274	1.2773
March 2005	1.3465	1.2877
April 2005	1.3093	1.2819
May 2005	1.2936	1.2349
June 2005 (through June 6, 2005)	1.2268	1.2227

        The Shares trade on the mercato telematico azionario ("Telematico"), managed by Borsa Italiana S.p.A. ("Borsa Italiana") in euro. Fluctuations in the exchange rate between the euro and the U.S. dollar will affect the U.S. dollar equivalent of the euro price of the Shares and the price of the Sanpaolo IMI American Depositary Shares ("ADSs") listed on the New York Stock Exchange ("NYSE"). Cash dividends are paid by Sanpaolo IMI in euro, and exchange rate fluctuations also affect the U.S. dollar amounts received by owners of ADSs upon conversion by the depositary of dividends on the underlying Sanpaolo IMI Shares.

B. Selected Statistical Information

Assets

        The following table sets forth, at the dates indicated, the principal components of our assets.

	At December 31,
	2004		2003		2002
	amount	% of total assets	amount	% of total assets	amount	% of total assets
	(in millions of €, except percentages)
Loans and leases to non-credit institutions, net(1)(2)	121,907	57.73	124,599	61.51	126,701	62.18
of which:
Short-term loans	37,754	17.88	42,815	21.13	48,637	23.87
Medium- and long-term loans	82,178	38.92	79,600	39.29	75,478	37.04
Non-performing loans	1,161	0.55	1,171	0.58	1,334	0.65
Loans to SGA(3)	814	0.39	1,013	0.50	1,252	0.61
Interest-earning deposits and loans to credit institutions, net(1)	23,777	11.26	22,278	11.00	22,000	10.80
of which:
Reverse repurchase agreements	12,576	5.96	10,121	5.00	11,618	5.70
Dealing securities and investments	29,290	13.87	25,258	12.47	22,560	11.07
of which:
Investment securities	3,219	1.52	2,935	1.45	2,897	1.42
Dealing securities	26,071	12.35	22,323	11.02	19,663	9.65
Other assets	36,183	17.14	30,445	15.03	32,512	15.96

Total assets	211,157	100.00	202,580	100.00	203,773	100.00

(1)
Net loans are total loans net of any write-offs and any allowance for probable loan losses (including, for performing loans, any allowance for general risks). The amount of net loans is the amount that appears on the balance sheet.

(2)
Includes reverse repurchase agreements in the amounts of €2,808 million, €1,694 million and €2,644 million at December 31, 2004, 2003 and 2002, respectively.

(3)
SGA is the company established to recover non-performing loans of Banco di Napoli. See: Note 19 to the Consolidated Financial Statements at page F-125 below.

  Loans and Leases to Non-credit Institutions

        Our net loans and leases to non-credit institutes, which we also refer to as our loans to customers, totaled €121.9 billion at December 31, 2004, a decrease of €2.7 billion, or 2.2%, from €124.6 billion at December 31, 2003. The decrease was primarily due to the securitization of €1.8 billion of performing loans related to our leasing activities. Short-term loans decreased by €5 billion, or 11.7%, to €37.8 billion at December 31, 2004 from €42.8 billion at December 31, 2003. This decrease was partially offset by a €2.6 billion, or 3.3%, increase in medium- and long-term loans to €82.2 billion at December 31, 2004 from €79.6 billion at December 31, 2003, primarily due to an increase in loans to households.

        Breaking down our net loans to customers by counterparty, loans to households increased by €2.5 billion, or 10.0%, to €27.5 billion at December 31, 2004 from €25.0 billion at December 31, 2003; and loans to non-bank financial institutions increased by €1.2 billion, or 11.8%, to €11.4 billion at December 31, 2004 from €10.2 billion at December 31, 2003. These increases were more than offset by a €5.8 billion, or 7.8%, decrease in loans to non-financial companies and small businesses to €68.9 billion at December 31, 2004 from €74.7 billion at December 31, 2003. Loans to governments and other public entities remained effectively stable, amounting to €13.6 billion at December 31, 2004 compared to €13.8 billion at December 31, 2003. See: also "—Loan Portfolio—Loans by Category of Borrower" at page 33 below.

        At December 31, 2004, the Group's market share of the Italian market for total loans to customers was 10%, with an 11.7% market share of medium- and long-term loans to customers and an 8.1% market share of short-term loans to customers (source: Bank of Italy).

  Interest-earning Deposits and Loans to Credit Institutions

        Interest-earning deposits, otherwise known as interbank deposits, and loans to credit institutions increased by €1.5 billion, or 6.7%, to €23.8 billion at December 31, 2004 from €22.3 billion at December 31, 2003. Of these totals, financings in the form of reverse repurchase agreements increased by €2.5 billion, or 24.8%, to €12.6 billion at December 31, 2004 compared to €10.1 billion at December 31, 2003, primarily due to an increase in such financings by Banca IMI, especially towards the end of 2004. For a discussion of the net effect of our lending to credit institutions and our funding from credit institutions, see: "—Liabilities and Funding Sources" on page 64 below.

  Dealing Securities and Investments

        The two components of our securities portfolio are investment securities, which are securities held for long-term investment purposes, and dealing securities, which are securities held for trading and liquidity purposes.

        At December 31, 2004, the book value of our securities portfolio totaled €29.3 billion, an increase of €4 billion, or 15.8%, compared to €25.3 billion at December 31, 2003. Of the year-end 2004 total, our investment securities accounted for €3.2 billion, an increase of €0.3 billion, or 10.3%, compared to €2.9 billion at December 31, 2003. As a proportion of our total securities portfolio, investment securities represented 10.9% at December 31, 2004 compared to 11.5% at December 31, 2003.

        The largest investment portfolio was that of the Parent Bank, amounting to €2.4 billion at December 31, 2004. At year-end 2004, the Parent Bank's investment portfolio consisted of bonds issued by the Italian government (almost 62% of the total Group investment portfolio) and corporate debt (approximately 11% of the total Group investment portfolio).

        Dealing securities totaled €26.1 billion at December 31, 2004, an increase of €3.8 billion, or 17.0%, from €22.3 billion at December 31, 2003. The two largest dealing portfolios were those of Banca IMI and the Parent Bank.

        Banca IMI's dealing securities totaled €12.0 billion at December 31, 2004, a 4.3% increase compared to €11.6 billion at December 31, 2003. At year-end 2004, Banca IMI's dealing portfolio consisted of Italian government bonds (45.1% of total), other bonds (35.8% of total) and shares, including shares in OICR (Collective Savings Investment Organizations) funds (19.1% of total).

        The Parent Bank's dealing and investment portfolios totaled €11.6 billion at December 31, 2004 compared with €11.2 billion at December 31, 2003. At year-end 2004, 75% of the Parent Bank's dealing portfolio consisted of bonds issued by issuers other than the Italian government (including debt issued by the Group), 22% consisted of Italian government bonds, and 3% consisted of shares in the IMI Global Sicav fund (acquired through the incorporation of Invesp).

Average Balances and Interest Rates

        For information about the average balances and average yields of our interest-earning assets and the average balances and average costs of our interest-bearing liabilities, please see: Item 5. "Operating and Financial Review and Prospects" on page 106 below.

Change in Net Interest Income—Volume and Rate Analysis

        For information about the allocation of changes in net interest income to changes in average volume, changes in average rate and changes in both volume and rate by category of our interest-earning assets and our interest-bearing liabilities, please see: Item 5. "Operating and Financial Review and Prospects" on page 106 below.

Net Interest Margin and Interest Spread

        For information about our net interest margin and interest spread, please see: Item 5. "Operating and Financial Review and Prospects" on page 106 below.

Return on Equity and Assets

        The following table shows certain selected financial ratios which have been derived from our average balance sheet and the Consolidated Financial Statements.

	Year ended December 31,
	2004	2003	2002
	(percentages)
Return on average total assets(1)	0.66	0.48	0.43
Return on average shareholders' equity(2)	12.22	8.96	8.28
Dividends as a percentage of net income	50.00	58.21	49.18
Average shareholders' equity as a percentage of average total assets	5.44	5.34	5.18

(1)
Represents net income as a percentage of average total assets.

(2)
Represents net income as a percentage of average shareholders' equity. Average shareholders' equity includes net income.

Loan Portfolio

        The Group's loan portfolio consists of loans and leases to non-credit institutions (which is the largest component of our loan portfolio), interbank deposits and loans to credit institutions, and financings in the form of reverse repurchase agreements. In this section, we present a variety of information about the Group's loan portfolio, including the distribution of our loans by categories different from those shown on our average or year-end balance sheet, such as loans by type of facility, loans by category of borrower, domestic and international loans by category of borrower, and loans by geographic area.

        For purposes of our average and year-end balance sheet, as well as for purposes of this section, loans, including principal not yet due and principal and interest due but not yet collected, are stated at their net carrying amount, taking into account the financial condition of borrowers in difficulty and any debt-servicing problems faced by individual industrial sectors or the country in which such borrowers are residents. See: "—Risk Elements in the Loan Portfolio—Non-accrual of Interest" on page 48 below and Note 9 to the Consolidated Financial Statements. The assessment performed also takes into consideration any guarantees received, market prices (where applicable) and general difficulties experienced by the different categories of borrowers. The net carrying amount is determined following a detailed review of loans outstanding during the year, considering the degree of risk associated with the various forms of lending and the risk of default inherent in loans that are currently performing normally. For all doubtful loans (the term we use to refer to loans classified as anything other than in bonis, or performing, loans; see: "—Risk Elements in the Loan Portfolio" on page 43 below) other than unsecured loans exposed to country risk, the net carrying amount takes into consideration not only the likelihood of eventual recovery, but also any total or partial failure to generate income and delayed repayments.

        When it has been determined that a loan is classified as doubtful, the Group either writes off the loan, with the amount written off being charged directly to income, or makes a provision, which is charged to income through the allowance for probable loan losses. See: "—Risk Elements in the Loan Portfolio—Allowance for Probable Loan Losses and Write-offs" on page 53 below. In this section, the term "net loans" refers to the amount of loans shown on the balance sheet. Net loans are net of any write-offs and any allowance for probable loan losses (including, for performing loans, any allowance for general risks; see: Note 9 to the Consolidated Financial Statements on page F-21 below). The term "total loans" refers to loans net of any write-offs, but before any deduction for the allowance for probable loan losses. Total loans do not appear on the balance sheet, but are set forth under "Total loans to customers" and "Total loans to banks" in Note 11 to the Consolidated Financial Statements.

  Loans by Type of Facility

        The following tables show, at the dates indicated, the distribution of the Group's net loans by type of facility.

	At December 31,
	2004		2003		2002
Net loans(1)	Amount	% of net loans	Amount	% of net loans	Amount	% of net loans
	(millions of €, except percentages)
Installment loans	67,890	46.60	64,642	44.01	59,651	40.11
Other fixed-term loans	17,003	11.67	22,791	15.52	28,024	18.85
Loans to banks(2)	11,192	7.68	12,147	8.27	10,326	6.94
Current account overdrafts	16,427	11.28	17,492	11.91	17,574	11.82
Reverse repurchase agreements(3)	15,384	10.56	11,815	8.04	14,262	9.59
Advances with recourse	2,362	1.62	2,557	1.74	3,484	2.34
Import-export loans	2,941	2.02	3,111	2.12	3,090	2.08
Finance leases	3,657	2.51	4,594	3.13	4,266	2.87
Consumer credit and personal loans	3,840	2.64	3,433	2.34	3,782	2.54
Discounted notes	750	0.51	943	0.64	1,067	0.72
Factoring loans	2,916	2.00	2,105	1.43	1,717	1.15
Subordinated loans(3)	161	0.11	76	0.05	123	0.08
Non-performing loans(4)	1,161	0.80	1,171	0.80	1,335	0.90

Net loans	145,684	100.00	146,877	100.00	148,701	100.00

(1)
Net loans are total loans net of any write-offs and any allowance for probable loan losses (including, for performing loans, any allowance for general risks). The amount of net loans is the loan amount that appears on the balance sheet.

(2)
Excludes reverse repurchase agreements with and subordinated loans to banks.

(3)
Includes such loans to banks.

(4)
Includes non-performing loans to banks. For purposes of this table, all non-performing loans are included in the column "Between one and five years". These numbers refer only to net loans and therefore differ from the figures for non-performing loans shown under "—Risk Elements in the Loan Portfolio" on page 43 below in the table setting forth our classified loans on a total loan basis.

	At December 31,
	2001		2000
Net loans(1)	Amount	% of net loans	Amount	% of net loans
	(millions of €, except percentages)
Installment loans	45,760	38.57	45,045	38.23
Other fixed-term loans	25,509	21.50	27,636	23.46
Loans to banks(2)	14,800	12.48	14,332	12.16
Current account overdrafts	10,581	8.92	11,732	9.96
Reverse repurchase agreements(3)	10,482	8.84	7,767	6.59
Advances with recourse	2,781	2.34	2,890	2.45
Import-export loans	2,465	2.08	2,531	2.15
Finance leases	2,253	1.90	1,877	1.59
Consumer credit and personal loans	1,250	1.05	1,128	0.96
Discounted notes	968	0.82	1,090	0.93
Factoring loans	798	0.67	707	0.60
Subordinated loans(3)	49	0.04	74	0.06
Non-performing loans(4)	931	0.78	1,016	0.86

Net loans	118,627	100.00	117,825	100.00

(1)
Net loans are total loans net of any write-offs and any allowance for probable loan losses (including, for performing loans, any allowance for general risks). The amount of net loans is the loan amount that appears on the balance sheet.

(2)
Excludes reverse repurchase agreements with and subordinated loans to banks.

(3)
Includes such loans to banks.

(4)
Includes non-performing loans to banks. For purposes of this table, all non-performing loans are included in the column "Between one and five years". These numbers refer only to net loans and therefore differ from the figures for non-performing loans shown under "—Risk Elements in the Loan Portfolio" on page 43 below in the table setting forth our classified loans on a total loan basis.

  Remaining Maturities of Loans by Type of Facility

        The following table shows the maturities, based upon contract terms, of the Group's net loans by type of facility at December 31, 2004. To the extent loans are rolled over at maturity, they are treated as new loans for credit approval purposes and are included in the table below at their new maturities.

	At December 31, 2004
	Within one year		Between one and five years		More than five years		Total
Net loans(1)	Amount	% of total	Amount	% of total	Amount	% of total	Amount	% of total
	(millions of €, except percentages)
Installment loans	9,123	12.63	30,088	76.42	28,679	84.12	67,890	46.59
Other fixed-term loans	12,292	17.02	2,221	5.64	2,490	7.30	17,003	11.67
Loans to banks(2)	9,590	13.28	967	2.46	635	1.86	11,192	7.68
Current account overdrafts	15,838	21.93	333	0.85	256	0.75	16,427	11.28
Reverse repurchase agreements(3)	15,384	21.30	—	—	—	—	15,384	10.56
Advances with recourse	2,361	3.27	1	—	—	—	2,362	1.62
Import-export loans	2,853	3.95	30	0.08	58	0.17	2,941	2.02
Finance leases	785	1.09	1,819	4.62	1,053	3.09	3,657	2.51
Consumer credit and personal loans	1,503	2.08	2,066	5.25	271	0.79	3,840	2.64
Discounted notes	578	0.80	169	0.43	3	0.01	750	0.52
Factoring loans	1,914	2.65	444	1.13	558	1.63	2,916	2.00
Subordinated loans(3)	—	—	66	0.17	95	0.28	161	0.11
Non-performing loans(4)	—	—	1,161	2.95	—	—	1,161	0.80

Net loans	72,221	100.00	39,365	100.00	34,098	100.00	145,684	100.00

(1)
Net loans are total loans net of any write-offs and any allowance for probable loan losses (including, for performing loans, any allowance for general risks). The amount of net loans is the loan amount that appears on the balance sheet.

(2)
Excludes reverse repurchase agreements with and subordinated loans to banks.

(3)
Includes such loans to banks.

(4)
Includes non-performing loans to banks. For purposes of this table, all non-performing loans are included in the column "Between one and five years". These numbers refer only to net loans and therefore differ from the figures for non-performing loans shown under "—Risk Elements in the Loan Portfolio" on page 43 below in the table setting forth our classified loans on a total loan basis.

        A brief description of the facility classifications reflected in the foregoing tables follows.

        Installment loans include mortgage loans to individuals and private entities, and loans to government and other public entities and to non-financial businesses.

        Mortgage loans consist primarily of (1) residential mortgages to individuals for private residences, (2) loans to co-operative institutions in the housing industry, and (3) commercial construction loans, all of which are secured by the underlying real property. Residential mortgages to individuals for private residences are typically repaid in monthly installments. Loans to co-operative institutions and small building companies in the housing industry and commercial construction loans secured by the underlying real property are usually repaid in six-month installments. Retail residential mortgages have a maximum loan-to-value ratio of 75% (less than the 80% recommended by current Italian regulations) with maturities of up to 30 years, at fixed or floating rates of interest (or a combination of the two, at the customer's option).

        The process for recovering against collateral through the Italian legal system often consists of a series of judicial auctions, which successively reduce the ultimate potential recovery and which currently last an average of five and one-half years. Sanpaolo IMI's policy is to limit the value of each loan to 75% of the value of the premises, in the case of mortgages to individuals and loans to co-operative institutions and small building companies in the housing industry; up to 50% of the cost of construction at the time of loan origination, in the case of commercial construction loans; and up to 75% of renovation costs at the time of loan origination, in the case of mortgage loans to finance renovation costs. These limits are reduced if appropriate in light of credit analyses performed on each borrower. Sanpaolo IMI believes that the value of the collateral on its mortgage loans covers its exposure, and makes a provision or write-off whenever such coverage is no longer deemed to be sufficient.

        The other categories of installment loans—loans to government and other public entities, and loans to non-financial businesses—are medium- and long-term loans, primarily at variable rates and primarily in euro. Loans to government and other public entities are made almost exclusively by Sanpaolo IMI's subsidiary, Banca OPI S.p.A. ("Banca OPI"), with a particular concentration on financing investments and infrastructure projects. Loans to government consist primarily of loans to the Italian government and, to a lesser extent, other governments (mostly OECD members). Loans to other public entities consist primarily of loans to Italian regional, provincial and municipal governments.

        Other fixed-term loans represent single, fixed-term extensions of credit, at fixed rates, with interest payable at reimbursement of the loan. These loans are generally extended in euro to counterparties in Italy with initial maturities of less than one year, and may be secured by collateral with a value commensurate with that of the loan. This type of facility is primarily extended to large corporates, small- and medium-sized enterprises, small businesses and, to a lesser extent, to the Italian government and other public entities.

        Loans to banks include all types of loans to banking and credit institutions, with the exception of repurchase agreements and, to a lesser extent, subordinated loans. These loans consist almost exclusively of interbank time deposits with terms of less than one year, with the remainder being demand deposits. These facilities are unsecured.

        Current account overdrafts are facilities whereby Sanpaolo IMI agrees on a revocable basis to extend credit up to a specified limit through a current account of the borrower. The borrower may use this facility on a revolving basis, making periodic payments and further drawdowns. Although not generally the case, Sanpaolo IMI may require the current account overdraft to be secured. These facilities are at variable rates, with interest payments debited quarterly to the current account. They are extended almost exclusively in euro to companies (large corporates, small- and medium-sized enterprises, and small businesses) and households primarily in Italy and to a lesser extent in other OECD countries.

        Reverse repurchase agreements are agreements whereby the customer sells securities to Sanpaolo IMI and agrees to repurchase from Sanpaolo IMI equivalent securities at an agreed price and on a stated date. Securities are generally represented by Italian government or other high-grade securities. This type of financing is secured by virtue of the Bank having the property rights in the purchased securities. These reverse repurchase transactions are primarily in euro and generally with a duration of 120 days or less. Counterparties are primarily OECD banking and credit institutions and secondarily other financial institutions.

        Advances with recourse are extensions of credit on current accounts to non-financial businesses (large corporates, small- and medium-sized enterprises, and small businesses) on presentation of checks, promissory notes or other negotiable instruments, subject to Sanpaolo IMI's right to revoke the extension of credit in the event it is unable to obtain payment on the relevant negotiable instrument. The instruments presented for payment generally have a maturity of not longer than 12 months. Interest is fixed-rate and paid in advance. The majority of these extensions of credit are in euro to counterparties resident in Italy.

        Import-export loans consist of letters of credit and other forms of credit documentation typically used in foreign trade. These facilities generally are in euro, with a maturity of one year or less at fixed rates, and are secured by irrevocable assignments of the borrower's related receivables. Counterparties are generally non-financial businesses (large corporates, small- and medium-sized enterprises, and small businesses) primarily resident in Italy.

        Finance leases are extensions of credit which, measured by value, primarily relate to real estate and industrial machinery, and measured by number of transactions, primarily relate to means of transportation. Finance leases are primarily in euro with an initial maturity greater than 24 months and are secured by the asset that is the subject of the lease. Counterparties are non-financial businesses (large corporates, small- and medium-sized enterprises, and small businesses) primarily resident in Italy. These extensions of credit are made through specialized subsidiaries of Sanpaolo IMI.

        Consumer credit and personal loans are loans in euro with maturities generally between one and three years and occasionally up to five years, primarily to individuals resident in Italy for consumer and personal use. Consumer credit loans are generally unsecured.

        Discounted notes are extensions of credit in which Sanpaolo IMI in effect purchases at a discounted rate from the borrower outstanding debt owed to the borrower by a third party. These are short-term exposures, primarily less than one year, at fixed rates in euro to non-financial businesses (large corporates, small- and medium-sized enterprises, and small businesses) resident in Italy.

        Factoring loans include both factoring in the strict sense as well as assignments of receivables. Factoring is a type of financial service whereby a firm sells or transfers title to its accounts receivable to another party (the factor), which then acts as principal, not as agent. The receivables are sold without recourse, meaning that the factor must bear the risk of collection. The purchase is made at a discount to the account's value. Assignments of receivables represented by invoices or cash orders are essentially advances on current accounts (with or without recourse) to non-financial businesses (large corporates, small- and medium-sized enterprises, and small businesses) upon presentation of the relevant documents. The majority of these exposures are in euro at fixed rates, primarily with maturities of less than one year, to companies resident in Italy.

        Subordinated loans are junior in priority to other debt, i.e., repayable only after other debts with a higher claim on assets of the debtor have been satisfied. A subordinated creditor thus assumes more risk than a non-subordinated creditor. Subordinated loans are made in euro, primarily at variable rates and with a maturity of not less than five years, to Italian and other European banks and financial institutions.

        Non-performing loans (sofferenze) are loans to borrowers who are bankrupt (even in the absence of a court ruling to that effect) or in substantially equivalent condition, without regard to any financial loss projections prepared by the borrower. Non-performing loan exposures are primarily in euro to counterparties resident in Italy, primarily non-financial businesses (large corporates, small- and medium-sized enterprises, and small businesses).

  Loans by Category of Borrower

        The following tables show, at the dates indicated, the distribution of the Group's net loans by category of borrower:

	At December 31,
	2004		2003		2002
Net loans(1)
	Amount	% of total	Amount	% of total	Amount	% of total
	(millions of €, except percentages)
Governments	6,713	4.61	7,551	5.14	7,237	4.87
Other public entities	6,855	4.70	6,275	4.27	6,244	4.20

Total governments and other public entities(2)	13,568	9.31	13,826	9.41	13,481	9.07

Banks and credit institutions	23,777	16.32	22,277	15.17	22,000	14.79

Total banks and credit institutions	23,777	16.32	22,277	15.17	22,000	14.79

Building and construction	6,956	4.77	7,098	4.83	6,558	4.41
Wholesale and retail	25,319	17.38	25,588	17.42	21,802	14.66
Manufacturing	22,839	15.68	27,385	18.65	28,306	19.04
Communications(3)	990	0.68	1,729	1.18	1,171	0.79
Transportation	5,342	3.67	4,715	3.21	4,790	3.22
Agriculture	2,020	1.38	2,106	1.43	2,043	1.37
Foreign non-financial businesses	5,445	3.74	6,111	4.16	9,010	6.06

Total non-financial companies and small businesses	68,911	47.30	74,732	50.88	73,680	49.55

Non-bank financial institutions	11,405	7.83	10,221	6.96	13,985	9.40

Total non-bank financial institutions	11,405	7.83	10,221	6.96	13,985	9.40

Households	27,474	18.86	24,964	17.00	24,586	16.53
Other	549	0.38	857	0.58	969	0.65

Total households and other	28,023	19.24	25,821	17.58	25,555	17.19

Total	145,684	100.00	146,877	100.00	148,701	100.00

	At December 31,
			2000
	2001
Net loans(1)				% of total
	Amount	% of total	Amount
	(millions of €, except percentages)
Governments	5,342	4.50	5,093	4.32
Other public entities	7,193	6.07	7,663	6.50

Total governments and other public entities(2)	12,535	10.57	12,756	10.82

Banks and credit institutions	21,571	18.18	19,119	16.23

Total banks and credit institutions	21,571	18.18	19,119	16.23

Building and construction	3,832	3.23	3,901	3.31
Wholesale and retail	13,334	11.24	14,472	12.28
Manufacturing	21,376	18.02	22,131	18.78
Communications(3)	1,308	1.10	1,424	1.21
Transportation	2,912	2.46	2,389	2.03
Agriculture	1,264	1.07	1,400	1.19
Foreign non-financial businesses	10,952	9.23	10,178	8.64

Total non-financial companies and small businesses	54,978	46.35	55,895	47.44

Non-bank financial institutions.	13,669	11.52	14,765	12.53

Total non-bank financial institutions	13,669	11.52	14,765	12.53

Households	15,489	13.06	14,736	12.51
Other	385	0.32	554	0.47

Total households and other	15,874	13.38	15,290	12.98

Total	118,627	100.00	117,825	100.0

(1)
Net loans are total loans net of any write-offs and any allowance for probable loan losses (including, for performing loans, any allowance for general risks). The amount of net loans is the loan amount that appears on the balance sheet.

(2)
Excludes loans to municipal companies made by Banca OPI (Public Authorities and Entities Business Sector), which are included in loans to non-financial companies and small businesses.

(3)
Includes telecommunications.

        For purposes of its loan and credit risk management policy, Sanpaolo IMI groups borrowers into five main categories: (i) governments and other public entities; (ii) banks and credit institutions; (iii) non-financial companies and small businesses; (iv) non-banking financial institutions; and (v) loans to households and others. A brief description of these categories of borrowers follows. For a summary of Sanpaolo IMI's loan and credit risk management policy, see: Item 11. "Quantitative and Qualitative Disclosurse about Market Risk—Credit Risk Management and Control" on page 228 below.

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

        The primary type of facility for this category of borrowers is installment loans and, to a much lesser extent, other fixed-term loans. Both types of credit extensions to governments and other public entities are in the majority of cases secured by guarantees of the Republic of Italy or other forms of security, such as pledges of or escrow arrangements with respect to such receivables as, typically, tax receipts. Loans to this category of borrowers are generally considered to present a very low credit risk.

  Banks and Credit Institutions

        Borrowers in this category include Italian and foreign institutions that take deposits and extend credit. In the last few years, loans to banks and credit institutions have been made primarily to foreign institutions in the euro zone. The principal types of facility extended to this category of borrowers are loans to banks and reverse repurchase agreements.

  Non-financial Companies and Small Businesses

        This category consists of large corporates, small- and medium-sized enterprises, and small businesses, and is divided into seven sub-categories of economic activity: (i) building and construction industry, (ii) wholesale and retail, (iii) manufacturing, (iv) communications, (v) transportation, (vi) agriculture and (vii) foreign non-financial businesses.

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

  Households and Other

        This category includes loans to households, by which we mean loans to individuals and to families for non-commercial purposes, as well as to non-profit organizations. Extensions of credit to this category consist primarily of installment loans, current account overdrafts and personal loans.

  Borrower Concentrations and Significant Risk Exposures

        At December 31, 2004, the Group's largest credit exposure to a single borrower represented 4.42% of the amount of our net loans, while the Group's aggregate credit exposure to its 10 largest borrowers represented 13.0% of our net loans.

        Our largest exposure relates to loans made to the Italian government. Loans made to the Italian government as of December 31, 2004 totaled €6.4 billion, increasing to €10.8 billion (which includes €0.8 billion of Italian government guarantees extended in connection with SGA, see: Note 17 to the Consolidated Financial Statements on page F-111 below) if guarantees of the Italian government provided to Sanpaolo IMI in respect of borrowers other than governmental entities are taken into account. In calculating our exposure to the Italian government as a percentage of our net loans, we did not take into account the guarantees of the Italian government for non-governmental borrowers.

        At December 31, 2004, the Group had three "significant risk exposures", defined by the Bank of Italy as risk-weighted exposures that exceeded 10% of our regulatory capital. See: Item 4. "C. Business Overview—Italian Banking Regulation and Corporate Governance Principles—Lending Limits" on page 98 below. The Group's three "significant risk exposures" at December 31, 2004 amounted to a total of €6.35 billion and related to major Italian oil and gas, utilities and transportation groups.

  Domestic and International Loans by Category of Borrower

        The following tables show, at the dates indicated, the distribution of the Group's total loans, allowance for probable loan losses, and net loans divided by domestic and international loans, based on the location of the borrower, broken down by loans to the public sector, banks and other private sector customers.

	At December 31,
	2004				2003
	Total loans(1)	% of total loans	Allowance	Net loans(2)	Total loans(1)	% of total loans	Allowance	Net loans(2)
	(a)		(b)	(a-b)	(a)		(b)	(a-b)
	(millions of €, except for percentages)
Domestic:
Governments and other public entities	13,310	8.82	9	13,301	13,479	8.88	47	13,432
Banks and credit institutions	7,607	5.04	2	7,605	6,874	4.53	2	6,872
Non-financial businesses	95,972	63.61	4,867	91,105	98,577	64.94	4,519	94,058
of which:
Manufacturing	24,232	16.06	1,392	22,839	28,797	18.97	1,333	27,385
Wholesale and retail	26,777	17.75	1,457	25,320	26,811	17.66	1,303	25,588
Building and construction industry	7,633	5.06	677	6,956	7,779	5.12	680	7,098
Transportation	5,474	3.63	132	5,342	4,839	3.19	123	4,715
Agriculture	2,270	1.50	251	2,020	2,334	1.54	227	2,106
Communications	1,002	0.66	12	990	1,742	1.15	14	1,729
Non commercial loans and mortgages to individuals	28,584	18.94	946	27,638	26,275	17.31	839	25,437
Other	7,106	4.71	99	7,007	6,746	4.44	108	6,638

Total domestic	123,995	82.18	4,977	119,018	125,676	82.79	4,676	121,000

International:
Governments	270	0.18	4	266	398	0.26	4	394
Banks and credit institutions	16,195	10.73	23	16,172	15,430	10.16	25	15,405
Other	10,420	6.91	192	10,228	10,303	6.79	225	10,078
of which:
Non financial businesses	5,581	3.70	136	5,445	6,287	4.14	176	6,111
Financial institutions	4,445	2.95	47	4,398	3,624	2.39	40	3,583
Non commercial loans and mortgages to individuals	394	0.26	9	385	392	0.26	9	384

Total international	26,885	17.82	219	26,666	26,131	17.21	254	25,877

Total domestic and international	150,880	100.00	5,196	145,684	151,807	100.00	4,930	146,877

	At December 31,
	2002				2001
	Total loans(1)	% of total loans	Allowance	Net loans(2)	Total loans(1)	% of total loans	Allowance	Net loans(2)
	(a)		(b)	(a-b)	(a)		(b)	(a-b)
	(millions of €, except for percentages)
Domestic:
Government and other public entities	13,065	8.52	15	13,050	11,957	9.81	9	11,948
Banks and credit institutions	5,132	3.35	2	5,130	8,718	7.15	1	8,717
Non-financial businesses	92,882	60.57	4,041	88,841	61,395	50.37	2,761	58,634
of which:
Manufacturing	29,295	19.10	989	28,306	22,168	18.19	792	21,376
Wholesale and retail	23,037	15.02	1,235	21,802	14,161	11.62	827	13,334
Building and construction industry	7,230	4.72	672	6,558	4,356	3.57	524	3,832
Transportation	4,871	3.18	81	4,790	2,971	2.44	59	2,912
Agriculture	2,271	1.48	228	2,043	1,437	1.18	173	1,264
Communications	1,178	0.77	7	1,171	1,340	1.10	32	1,308
Non commercial loans and mortgages to individuals	25,000	16.30	829	24,171	14,962	12.27	354	14,608
Other	10,030	6.54	114	9,916	10,150	8.33	115	10,035

Total domestic	121,109	78.98	4,172	116,937	92,220	75.65	2,886	89,334

International:
Government	438	0.29	7	431	595	0.49	8	587
Banks and credit institutions	16,904	11.02	34	16,870	12,891	10.58	36	12,855
Other	14,886	9.71	423	14,463	16,192	13.28	341	15,851
of which:
Non financial businesses	9,319	6.08	309	9,010	11,234	9.22	283	10,952
Financial institutions	4,133	2.70	64	4,069	3,679	3.02	45	3,633
Non commercial loans and mortgages to individuals	1,434	0.94	50	1,384	1,279	1.05	13	1,266

Total international	32,228	21.02	464	31,764	29,678	24.35	385	29,293

Total domestic and international	153,337	100.00	4,636	148,701	121,898	100.00	3,271	118,627

	At December 31, 2000
	Total loans(1)		% of total loans	Allowance	Net loans(2)
	(a)			(b)	(a-b)
	(millions of €)
Domestic:
Government and other public entities	11,948		9.83	3	11,945
Banks and credit institutions	9,863		8.12	1	9,862
Non-financial businesses	62,654	(3)	51.57	3,253	59,401
of which:
Manufacturing	22,792		18.76	661	22,131
Wholesale and retail	15,475		12.74	1,003	14,472
Building and construction industry	4,784		3.94	883	3,901
Transportation	2,468		2.03	79	2,389
Agriculture	1,575		1.30	175	1,400
Communications	1,431		1.18	7	1,424
Non commercial loans and mortgages to individuals	14,129		11.63	445	13,684
Other	10,325		8.50	94	10,231

Total domestic	94,790		78.02	3,351	91,439

International:
Government	818		0.67	7	811
Banks and credit institutions	9,281		7.64	24	9,257
Other	16,602		13.67	284	16,318
of which:
Non financial businesses	10,321		8.50	143	10,178
Financial institutions	4,538		3.74	4	4,534
Non commercial loans and mortgages to individuals	1,743		1.43	137	1,606

Total international	26,701		21.98	315	26,386

Total domestic and international	121,491		100.00	3,666	117,825

(1)
Total loans are loans net of any write-offs but before any deduction for the allowance for probable loan losses.

(2)
Net loans are total loans net of any write-offs and any allowance for probable loan losses (including, for performing loans, any allowance for general risks). The amount of net loans is the loan amount that appears on the face of the balance sheet.

(3)
This balance includes €2.2 billion previously classified as loans to local government and other public entities, which is more appropriately classified as loans to domestic non-financial businesses.

  Loans by Geographic Area

        The following table shows, at the dates indicated, the geographical distribution of the Group's net loans by location of the borrower, as reported to the Bank of Italy.

	At December 31,
	2004		2003		2002		2001		2000
Net loans(1)	Amount	% of total	Amount	% of total	Amount	% of total	Amount	% of total	Amount	% of total
	(millions of €, except for percentages)
Loans to residents of Italy(2):
Northern Italy	77,817	65.4	74,803	61.8	70,375	60.2	45,359	50.8	42,460	46.4
Central Italy	21,581	18.1	28,024	23.2	22,100	18.9	18,927	21.2	22,876	25.0
Southern Italy	19,620	16.5	18,173	15.0	24,462	20.9	25,049	28.0	26,132	28.6

Total to residents(2)	119,018	100.0	121,000	100.0	116,937	100.0	89,335	100.0	91,468	100.0

Loans to non-residents(2)	26,666		25,877		31,764		29,292		26,357

Total residents and non-residents	145,684		146,877		148,701		118,627		117,825

(1)
Net loans are total loans net of any write-offs and any allowance for probable loan losses (including, for performing loans, any allowance for general risks). The amount of net loans is the loan amount that appears on the balance sheet.

(2)
Including banks.

  Interest Rate Sensitivity

        The following tables show, at the dates indicated, a breakdown between fixed rate and floating rate loans of the Group's domestic and international net loans (based on the location of the borrower) due after one year.

	At December 31, 2004
Net loans(1)
	Domestic	International	Total
	(millions of €)
Fixed rate	23,216	526	23,742
Floating rate	45,136	4,585	49,721

Total	68,352	5,111	73,463

	At December 31, 2003
Net loans(1)
	Domestic	International	Total
	(millions of €)
Fixed rate	22,251	704	22,955
Floating rate	42,402	4,712	47,114

Total	64,653	5,416	70,069

	At December 31, 2002
Net loans(1)
	Domestic	International	Total
	(millions of €)
Fixed rate	21,593	2,713	24,306
Floating rate	37,491	4,564	42,055

Total	59,084	7,277	66,361

(1)
Net loans are total loans net of any write-offs and any allowance for probable loan losses (including, for performing loans, any allowance for general risks). The amount of net loans is the loan amount that appears on the balance sheet.

  Foreign Country Outstandings

        For the years ended December 31, 2004, 2003 and 2002, foreign country outstandings are those outstandings (i) to residents outside of Italy in euros or in a currency different from the currency of the borrower and (ii) in the local currency of the borrower but not hedged or funded in such currency by a counterparty resident in the same country. Foreign country outstandings include outstandings in euros in countries (other than Italy) which have adopted the euro as their currency, and which have been funded, in euros, in a country different from the country in which the amounts are outstanding. The outstandings include net loans to customers and to banks, other advances, securities and other monetary assets, but exclude finance provided within the Group, loans guaranteed by SACE (an Italian government agency which provides export credit insurance), and loans made to or guaranteed by supranational organizations.

        The following table shows, at the dates indicated, the aggregate amount of the Group's cross-border outstandings where outstandings in the borrower's country exceeded 1% of the Group's total assets. The geographic breakdown is based on the country of the borrower or guarantor of ultimate risk.

	At December 31,
	2004		2003		2002
Net loans and monetary assets	Amount	% of total assets	Amount	% of total assets	Amount		% of total assets
	(millions of €)		(millions of €)		(millions of €)
France(1)	3,171	1.50	4,599	2.27	2,344		1.15
Luxembourg(1)	3,412	1.62	2,532	1.25	n.a.	(2)	n.a.	(2)
Belgium(1)	3,478	1.65	1,625	0.80	n.a.	(2)	n.a.	(2)
United Kingdom	3,708	1.76	3,936	1.94	3,438		1.69
Germany(1)	4,353	2.06	2,623	1.29	1,637		0.80

(1)
These are countries which have adopted the euro. The outstanding amounts have been funded in euros in Italy or in other countries which have adopted the euro.

(2)
"n.a." indicates data is not available.

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

	At December 31, 2004
Net loans and monetary assets	Governments(1)	Banks and other financial institutions(1)	Commercial, industrial and others(1)	Net local country claims(2)	Total	Guarantees and commitments(3)
	(millions of €)
France(4)	—	841	22	2,308	3,171	1,320
Luxembourg(4)	—	17	458	2,937	3,412	302
Belgium(4)	—	870	8	2,600	3,478	230
United Kingdom	3	2,158	1,547	—	3,708	2,655
Germany(4)	—	533	10	3,810	4,353	2,080
United States	—	189	159	117	465	5,647

Total	3	4,608	2,204	11,772	18,587	12,234

	At December 31, 2003
Net loans and monetary assets	Governments(1)	Banks and other financial institutions(1)	Commercial, industrial and others(1)	Net local country claims(2)	Total	Guarantees and commitments(3)
	(millions of €)
France(4)	—	226	34	4,339	4,599	1,805
Luxembourg(4)	—	243	42	2,247	2,532	530
Belgium(4)	—	79	17	1,529	1,625	75
United Kingdom	—	3,070	695	171	3,936	2,295
Germany(4)	—	425	10	2,188	2,623	1,618
United States	—	88	124	256	468	5,607

Total	—	4,131	922	10,730	15,783	11,930

	At December 31, 2002
Net loans and monetary assets	Governments(1)	Banks and other financial institutions(1)	Commercial, industrial and others(1)	Net local country claims(2)	Total	Guarantees and commitments(3)
	(millions of €)
France(4)	2	908	412	1,022	2,344	1,649
United Kingdom	—	3,078	345	15	3,438	1,065
Germany(4)	—	1,582	43	12	1,637	506
United States	—	433	54	359	846	148

Total	2	6,001	854	1,408	8,265	3,368

(1)
Represents net loans and monetary assets to borrowers in these categories denominated in currencies other than the local currency.

(2)
Represents net loans and monetary assets net of liabilities denominated in the local currency.

(3)
Represents guarantees and commitments to residents outside of Italy, excluding supranational organizations.

(4)
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

  Loan Classifications

        The Group divides its loan portfolio into five broad categories:

  •
  in bonis, or performing loans;

  •
  restructured loans or loans in course of restructuring;

  •
  incagli, or problem loans;

  •
  sofferenze, or non-performing loans; and

  •
  unsecured loans exposed to country risk.

        All loans classified as anything other than in bonis are referred to, for purposes of this annual report, as "doubtful loans". Potential problem loans are included among incagli, or problem loans.

        The five classifications above are currently used within the Sanpaolo IMI Group and the classified loans are reported in the Consolidated Financial Statements (see: Note 9 to the Consolidated Financial Statements on page F-21 below) in accordance with the classification criteria in effect as of the relevant date. The Group reports the amounts of loans falling within these classifications to the Bank of Italy in accordance with its regulations.

        Our loan portfolio is monitored on an ongoing basis both centrally and at branch or subsidiary level in order to identify potential problems as early as possible and to evaluate the prospects of recovery and estimated losses with respect to problem and non-performing loans (see: Item 11. "Quantitative and Qualitative Disclosures about Market Risk—Credit Risk Management and Control" on page 228 below). In addition, for accounting purposes, each non-performing loan, problem loan, restructured loan or loan in the course of restructuring, or loan exposed to country risk is evaluated on an ongoing basis and a specific provision or write-off is made for the probable loss in accordance with the policies and procedures described below. The entire performing loan portfolio is evaluated for accounting purposes every three months on an aggregate basis.

        Loans, including principal not yet due and principal and interest due but not yet collected, are stated at their net carrying amount, taking into account the financial condition of borrowers in difficulty and any debt servicing problems faced by individual industrial sectors or the country in which such borrowers are residents. For a description of how we determine the net carrying amount of our classified loans, please see Note 7 to the Consolidated Financial Statements at page F-10 below.

        The following discussion and tables show, at the dates indicated, the Group's total classified loans by category of loan classification. The tables below follow U.S. practice and show total loans that are past due by more than 90 days. With the exception of total loans that are past due by more than

90 days, all other information in this section of the annual report, including credit quality ratios, is based upon Italian regulations and industry practices.

	At December 31,
Total loans(1)
	2004	2003	2002	2001	2000
	(millions of €, except for percentages)
Loans past due by more than 90 days (but still classified as in bonis):
—Domestic	786	876	837	581	758
Outstanding principal(2)	652	759	718	497	551
Unpaid installments(3)	134	117	119	84	207
—International	5	8	2	9	73
Outstanding principal(2)	5	8	—	8	68
Unpaid installments(3)	—	—	2	1	5

Total	791	884	839	590	831

Doubtful loans:
Restructured loans or loans in course of restructuring
—Domestic	224	195	295	182	131
—International	100	22	8	5	8

Total	324	217	303	187	139

Problem loans (incagli)
—Domestic	1,588	1,691	1,644	987	1,213
—International	59	131	123	103	128

Total	1,647	1,822	1,767	1,090	1,341

Non-performing loans (sofferenze)
—Domestic	4,505	4,203	3,856	2,730	3,331
—International	116	167	449	350	225

Total	4,621	4,370	4,305	3,080	3,556

Unsecured loans exposed to country risk	62	70	149	120	193

Total doubtful loans	6,654	6,479	6,524	4,477	5,229
As a percentage of total loans	4.4%	4.3%	4.3%	3.7%	4.3%
Total loans overdue by more than 90 days and doubtful loans	7,445	7,363	7,363	5,067	6,060
As a percentage of total loans	4.9%	4.9%	4.8%	4.2%	5.0%

(1)
Total loans are loans net of any write-offs but before any deduction for the allowance for probable loan losses. Total loans do not appear on the balance sheet, but are set forth in Note 9 to the Consolidated Financial Statements under "Total loans to customers" and "Total loans to banks" on page F-21 below.

(2)
Outstanding principal consists of installments of principal (but not interest) which have not yet come due.

(3)
Unpaid installments consist of installments of principal and interest (including default interest) which have come due but have not been paid. See: Note 11 to the Consolidated Financial Statements on page F-40 below.

        The quality of our loan portfolio remained substantially stable at December 31, 2004 compared to December 31, 2003. The aggregate of loans overdue by more than 90 days and doubtful loans increased slightly by €82 million, or 1.1%, to €7,445 million at year-end 2004 from €7,363 million at year-end

2003. As a percentage of our total loans, loans overdue by more than 90 days and doubtful loans remained unchanged at 4.9%.

        Doubtful loans increased by €175 million, or 2.7%, to €6,654 million at December 31, 2004 from €6,479 million at December 31, 2003, primarily the result of a €251 million, or 5.7%, increase in non-performing loans, partially offset by a €175 million, or 9.6% decrease in problem loans. This net effect was attributable to adverse economic trends and industry conditions in Italy. As a percentage of our total loans, doubtful loans increased slightly to 4.4% at December 31, 2004 from 4.3% at December 31, 2003.

        The following is a description of the loan classifications and criteria for determining whether a loan should be classified in the relevant category applied by the banking networks of the Sanpaolo network, Banca Popolare dell'Adriatico, Cassa di Risparmio di Padova e Rovigo, Cassa di Risparmio in Bologna, Cassa di Risparmio di Venezia, Fiulcassa, Sanpaolo Banco di Napoli, Sanpaolo Leasint, Finemiro Banca, Finemiro Finance, Sanpaolo IMI Bank Ireland and Banca OPI (collectively, the "Commercial Banking and Public Authorities and Entities Networks"). The Commercial Banking and Public Authorities and Entities Networks account for, in the aggregate, up to 95% of total Group loans. The loans attributable to Group companies other than the Commercial Banking and Public Authorities and Entities Networks are classified, taking into consideration their respective Business Area (as described below under: Item 4. "Information on Sanpaolo IMI—C. Business Overview" on page 82 below) and jurisdiction of incorporation, pursuant to standards comparable to those applied by the Commercial Banking and Public Authorities and Entities Networks.

  In bonis, or Performing Loans

        These loans include loans past due by more than 90 days which are not otherwise classified. Under Italian practice and Bank of Italy regulations, a loan may be classified as in bonis, even though the loan is 90 days past due as to principal, interest or both. Under these circumstances, the loan is still in bonis, but it generates default interest. The Commercial Banking and Public Authorities and Entities Networks make a specific provision for the entire amount of such default interest, regardless of the possibility of the default interest being paid. The Commercial Banking and Public Authorities and Entities Networks do not make a specific provision for the regular interest on such loans because they are still considered performing.

        The Commercial Banking and Public Authorities and Entities Networks classify loans past due by more than 90 days as in bonis if:

  •
  in its discretion, the relevant bank believes that the borrower does not have debt servicing problems;

  •
  the Bank of Italy regulations do not require the relevant bank to consider the loan as a problem loan (incagli) in view of the nature of the transaction (the term of the delay in the payment is shorter than prescribed by the Italian regulators); and

  •
  in management's view, the borrower is not experiencing financial difficulties, whether temporary or not.

        If a loan that is overdue by more than 90 days fails to satisfy one or both of the above criteria, it will be classified among the incagli or the sofferenze, as the case may be.

  Restructured Loans or Loans in Course of Restructuring

        Under the Bank of Italy guidelines, the Commercial Banking and Public Authorities and Entities Networks classify a loan as restructured when a syndicate of banks (or a single bank) agrees to a delay in payment of the loan or re-negotiates the loan at below market rates; a loan is classified as in course of restructuring when the borrower has applied for consolidation of debt to its banks not more than 12 months previously.

  Problem Loans

        Under the Bank of Italy guidelines, as implemented by the Commercial Banking and Public Authorities and Entities Networks' policies, the Commercial Banking and Public Authorities and Entities Networks classify a loan as a problem loan (incagli) when the borrower is experiencing financial difficulties that are likely to be temporary and which can be resolved within a reasonable time. A "reasonable time" is generally defined as a maximum of 12 months unless the applicable bank of the Commercial Banking and Public Authorities and Entities Networks has agreed with the borrower on a rescheduling of payments and the borrower is making payments in accordance with that schedule. A current account overdraft may be classified as a problem loan if the borrower has exceeded the established credit limit for a period of time that would suggest that the borrower is experiencing financial difficulties.

        Installment loans are classified as problem loans based on a variety of criteria, including as a result of a borrower's non-installment loan being classified as a problem loan; conversely, a non-installment loan may be classified as a problem loan, among other reasons, as a result of a borrower's installment loan being classified as a problem loan.

        In addition, the Commercial Banking and Public Authorities and Entities Networks' policy has been to classify installment loans, whether amortizing or not, as problem loans when both (i) a borrower fails to pay a specified number of installments when due and (ii) the amount of the overdue payments, net of default interest, is equal to or above 20% of the exposure of the applicable bank of the Commercial Banking and Public Authorities and Entities Networks to the borrower (net of default interest).

        The number of missed installments that will cause a loan to be treated as a problem loan depends upon the number of installments required contractually and the term of the loan, as follows:

Installment period	Term of 36 months or less	Term of over 36 months
Monthly	5	7
Quarterly	3	5
Semiannually	2	3
Annually	6 months after 1	6 months after 1

  Non-performing Loans

        Under the Bank of Italy regulations, as implemented by the Commercial Banking and Public Authorities and Entities Networks' policies, the Commercial Banking and Public Authorities and Entities Networks classify a loan as non-performing (sofferenze):

  •
  when the borrower is in insolvency proceedings;

  •
  once Sanpaolo IMI or any other creditor initiates legal proceedings in respect of the debt of that borrower; or

  •
  if the borrower is experiencing serious financial difficulties that are not likely to be temporary, even if Sanpaolo IMI has not yet initiated legal proceedings.

        In addition, the Commercial Banking and Public Authorities and Entities Networks' policy, which is derived from the Bank of Italy regulations (see: Item 4. "Information on Sanpaolo IMI—C. Business Overview—Italian Banking Regulation and Corporate Governance Principles" on page 93 below), has been to classify all loans with periodic payments, whether amortizing or not, as non-performing when both (i) a borrower fails to pay a specified number of installments when due and (ii) the amount of the overdue payments, net of default interest, is equal to or above 20% of Sanpaolo IMI's exposure to the borrower (net of default interest).

        The number of missed installments that will cause a loan to be treated as non-performing depends upon the number of installments required contractually and the term of the loan, as follows:

Installment period	Term of 36 months or less	Term of over 36 months
Monthly	8(1)	10(2)
Quarterly	5	7
Semiannually	3	4
Annually	6 months after 2	6 months after 2

(1)
12 monthly installments in the case of Finemiro Banca and Finemiro Finance because of their focus on consumer credit, leasing and factoring.

(2)
14 monthly installments in the case of Finemiro Banca and Finemiro Finance because of their focus on consumer credit, leasing and factoring.

        The following table shows, at the dates indicated, the amount of our non-performing loans by customer group and economic sector and as a percentage of total non-performing loans.

	At December 31,
	2004		2003		2002		2001		2000
Total non-performing loans(1)	(millions of €)	% of total non- performing loans	(millions of €)	% of total non- performing loans	(millions of €)	% of total non- performing loans	(millions of €)	% of total non- performing loans	(millions of €)	% of total non- performing loans
Non-performing loans to non-financial and small businesses:
Building and construction industry	725	15.7	744	17.0	786	18.3	636	20.6	963	27.1
Wholesale and retail trade	572	12.4	535	12.2	546	12.7	360	11.7	472	13.3
Other sales and distribution services	492	10.6	505	11.6	471	10.9	375	12.2	341	9.6
Agriculture, forestry, fisheries	273	5.9	258	5.9	274	6.4	206	6.7	206	5.8
Food, beverages, tobacco	484	10.5	488	11.2	149	3.5	98	3.2	111	3.1
Textiles, footwear, clothing	163	3.5	150	3.4	139	3.2	79	2.6	103	2.9
Hotels and public services	107	2.3	114	2.6	130	3.0	83	2.7	82	2.3
Metals	96	2.1	80	1.8	78	1.8	48	1.6	68	1.9
Electronics, electrical goods, EDP	97	2.1	86	2.0	81	1.9	57	1.9	61	1.7
Transportation services	84	1.8	69	1.6	55	1.3	39	1.3	58	1.6
Industrial and agricultural machine	80	1.7	75	1.7	56	1.3	19	0.6	46	1.3
Mining, minerals	93	2.0	86	2.0	75	1.7	36	1.2	46	1.3
Miscellaneous industrial products	108	2.3	91	2.1	71	1.6	35	1.1	43	1.2
Paper, printing, publishing	54	1.2	44	1.0	42	1.0	32	1.0	38	1.1
Chemicals	37	0.8	40	0.9	44	1.0	24	0.8	33	0.9
Means of transport	45	1.0	45	1.0	37	0.9	25	0.8	31	0.9
Rubber, plastics	33	0.7	26	0.6	26	0.6	20	0.6	25	0.7
Oil and gas, electric utilities	15	0.3	16	0.4	17	0.4	18	0.6	23	0.6
Communications	5	0.1	3	0.1	1	—	2	0.1	2	0.1

Total to residents of Italy	3,563	77.1	3,455	79.1	3,078	71.5	2,192	71.2	2,752	77.4

Total to non-residents of Italy	73	1.6	115	2.6	297	6.9	267	8.7	204	5.7
Total non-performing loans to non-financial and small businesses	3,636	78.7	3,570	81.7	3,375	78.4	2,459	79.8	2,956	83.1

Other:
Households, non-profit organizations and other	861	18.6	665	15.2	765	17.8	471	15.3	498	14.0
Financial institutions	119	2.6	120	2.8	151	3.5	131	4.3	83	2.3
Credit institutions	2	—	6	0.1	10	0.2	11	0.4	14	0.4
Other public agencies	—	—	6	0.1	—	—	5	0.2	2	0.1
Governments	3	0.1	3	0.1	4	0.1	3	0.1	3	0.1

Total non-performing loans	4,621	100.0	4,370	100.0	4,305	100.0	3,080	100.0	3,556	100.0

(1)
Total loans are loans net of any write-offs but before any deduction for the allowance for probable loan losses (including, for performing loans, any allowance for general risks). The amount of total loans does not appear on the face of the balance sheet, but is set forth in Note 9 to the Consolidated Financial Statements under "Total loans to customers" and "Total loans to banks" on page F-21 below.

  Non-Accrual of Interest

        Problem loans.    Problem loans are not considered non-accrual loans. In accordance with Italian civil and tax law, upon enforcement of loan contracts, the Group is required to continue to accrue contractual interest on the non-overdue principal portion until such time as repayment of the entire amount outstanding on the loans is accelerated (i.e., until the loans are classified as non-performing). Such accrued but unpaid contractual interest is capitalized and included in the loan balances. The Group policy provides that allowances for probable losses on problem loans are based on the total loan value, which includes both principal and accrued but unpaid interest. On an aggregate basis, the allowance for probable losses on problem loans thus covers the total amount of interest capitalized as part of the total loan value of such loans. On an individual loan basis, the provision for the period does not necessarily match the related interest accrued in the year.

        The amount of unpaid contractual interest with respect to problem and non-performing installment loans included in income before the related provision was €38 million, €56 million, €105 million, €69 million and €69 million for the years ended December 31, 2004 through 2000, respectively. Sanpaolo IMI does not separately track the amount of unpaid contractual interest accrued with respect to problem non-installment loans because interest is generally capitalized and becomes part of the principal amount of such loans on a more frequent (i.e., quarterly) basis than is the case for problem installment loans.

        In accordance with Italian law, the Group is not entitled to, and therefore does not accrue, contractual interest on loans for which repayment has been accelerated. However, the Group is entitled to, and accrues, default interest on these loans as indicated below.

        For installment loans, default interest (interessi di mora) is calculated at a penalty rate on all past due payments of principal and contractual interest. For non-installment loans, default interest is calculated at the contractual interest rate. The Group's policy is to treat all default interest—whether on installment loans or non-installment loans—as unrecoverable and, accordingly, provides for the full amount of such interest through a matching specific provision in the same income statement line item. Accrual of default interest, therefore, has no net effect on Sanpaolo IMI's income statement or balance sheet.

        The table below shows default interest accrued and provided for and the related income statement and balance sheet amounts.

Income Statement

	For the year ended December 31,
	2004	2003	2002	2001	2000
	(millions of €)
Default interest	169	156	184	143	148
Provision for default interest	(169)	(156)	(184)	(143)	(148)

Net default interest	—	—	—	—	—

Balance Sheet

	At December 31,
	2004	2003	2002	2001	2000
	(millions of €)
Default interest	936	904	754	594	868
Allowance for default interest	(936)	(904)	(754)	(594)	(868)

Net default interest	—	—	—	—	—

        Payments of default interest are accounted for on a cash basis. The amount of default interest collected by Sanpaolo IMI in 2004 was €41 million.

        Neither contractual interest nor default interest is calculated on loans to borrowers that have been declared bankrupt or are in bankruptcy proceedings. At December 31, 2004, approximately 33.9% of Sanpaolo IMI Group's total non-performing loans were to such borrowers.

        Non-performing loans.    Generally, no interest is accrued on non-performing loans (i.e., all non-performing loans are non-accrual loans). In the circumstances in which such interest is accrued, it is fully provided for.

  Unsecured Loans Exposed to Country Risk

        These are loans to borrowers resident in countries that the Italian Banking Association has determined, under the Bank of Italy guidelines, present country risk. Exceptions are made for exposures valued taking into consideration the risk covered by underlying guarantees. The category of loans exposed to country risk does not include exposures which are classified under restructured loans or loans in course of restructuring, problem loans (incagli) and non-performing loans (sofferenze). Consequently, this category consists of performing loans that are classified solely because of the country risk they present.

        Country risk is classified in seven categories by the Bank of Italy, focusing in particular on credit history, access to the international markets, ratios of debt to gross national product and to exports, debt service ratio and potential and actual extraordinary events for each country. At December 31, 2004, the Group's net exposure in all countries classified as presenting some risk by the Italian Banking Association was €44 million.

        Our total loan exposure to borrowers in countries at risk was €211 million at December 31, 2004, a decrease of €288 million, or 57.8%, from €499 million at December 31, 2003. The decrease was primarily due to the reimbursement of loans in Russia, Argentina, Algeria and Brazil.

	At December 31, 2004
Loans exposed to country risk	Total book value	Book value (net of secured loans)	Total adjustments	Net loan value	Adjustment percentage (ABI/ Bank of Italy)	Adjustment percentage (Sanpaolo IMI)
	(millions of € except for percentages)
Brazil	51	30	6	24	20	20
Azerbaijan	37	12	4	8	30	30
Venezuela	13	8	1	7	15	15
Trinidad-Tobago	4	4	1	3	30	30
Argentina	51	3	3	—	60	100
Serbia and Montenegro	2	2	2	—	25	100
Costa Rica	1	1	—	1	30	—
Cayman Islands	18	—	—	—	15	—
Lebanon	11	—	—	—	15	—
Dominican Republic	9	—	—	—	30	—
Pakistan	6	—	—	—	25	—
Philippines	4	—	—	—	15	—
Other	4	2	1	1

Total	211	62	18	44

	At December 31, 2003
Loans exposed to country risk	Total book value	Book value (net of secured loans)	Total adjustments	Net loan value	Adjustment percentage (ABI/ Bank of Italy)	Adjustment percentage (Sanpaolo IMI)
	(millions of € except for percentages)
Algeria	17	2	—	2	15	15
Angola	12	2	1	1	30	30
Argentina	73	4	3	1	60	75
Brazil	62	38	8	30	20	20
Costa Rica	2	2	—	2	30	—
Lebanon	19	—	—	—	20	—
Pakistan	12	—	—	—	25	—
Peru	2	2	1	1	20	20
Philippines	9	2	—	2	15	15
Russia	261	5	1	4	15	15
Serbia and Montenegro	4	2	2	—	30	100
Venezuela	11	10	2	8	20	20
Other	15	1	—	1	—	—

Total	499	70	18	52

	At December 31, 2002
Loans exposed to country risk	Total book value	Book value (net of secured loans)	Total adjustments	Net loan value	Adjustment percentage (ABI/ Bank of Italy)	Adjustment percentage (Sanpaolo IMI)
	(millions of € except for percentages)
Algeria	8	4	1	3	15	15
Argentina	95	8	6	2	60	75
Brazil	75	40	12	28	30	30
Cameroon	2	2	2	—	30	100
Costa Rica	2	2	—	2	30	—
Egypt	54	26	4	22	15	15
Iran	60	1	—	1	15	15
Lebanon	32	1	—	1	30	30
Morocco	70	15	2	13	15	15
Pakistan	32	—	—	—	30	—
Philippines	11	1	—	1	15	15
Romania	33	28	6	22	15	20
Russia	363	1	—	1	20	20
Tunisia	8	6	—	6	15	—
Venezuela	14	12	4	8	25	25
Yugoslavia	1	1	1	—	30	100
Other	43	1	1	—

Total	903	149	39	110

	At December 31, 2001
Loans exposed to country risk	Total book value	Book value (net of secured loans)	Total adjustments	Net loan value	Adjustment percentage (ABI/ Bank of Italy)	Adjustment percentage (Sanpaolo IMI)
	(millions of € except for percentages)
Algeria	9	6	1	5	20	20
Argentina	78	6	5	1	40	83
Bermuda	30	—	—	—	20	—
Brazil	128	66	16	50	25	25
Cameroon	2	2	2	—	60	100
Cayman	34	—	—	—	15	—
Egypt	16	11	2	9	15	15
Indonesia	1	1	—	1	30	30
Iran	59	—	—	—	20	—
Lebanon	49	1	—	1	15	15
Morocco	95	7	1	6	15	15
Philippines	20	1	—	1	15	15
Russia	381	1	—	1	25	25
Venezuela	19	15	3	12	20	20
Yugoslavia	1	1	1	—	30	100
Other	104	2	—	2

Total	1,026	120	31	89

	At December 31, 2000
Loans exposed to country risk	Total book value	Book value (net of secured loans)	Total adjustments	Net loan value	Adjustment percentage (ABI/ Bank of Italy)	Adjustment percentage (Sanpaolo IMI)
	(millions of € except for percentages)
Algeria	44	6	1	5	20	20
Argentina	81	51	13	38	25	25
Brazil	108	58	3	55	25	5
Cameroon	3	3	3	—	30	100
Croatia	2	2	—	2	15	15
Egypt	17	6	1	5	15	15
Lebanon	53	1	—	1	20	20
Morocco	101	5	1	4	15	15
Pakistan	32	—	—	—	60	—
Philippines	10	5	1	4	20	20
Qatar	56	22	4	18	20	20
South Africa	5	5	1	4	15	15
Russia	457	2	1	1	60	60
Tunisia	10	8	—	8	15	—
Venezuela	16	13	3	10	20	20
Other	94	6	2	4

Total	1,089	193	34	159

  Allowance for Probable Loan Losses and Write-offs

        Since we present net loans on the balance sheet, the allowance for probable loan losses is shown in a note to the balance sheet. Write-offs made directly to the carrying amount of loans are not separately noted, except for write-offs related to the current year. Guarantees and commitments are subject to valuation by the Group using the same criteria applicable to loans and, if necessary, a provision for probable losses is recorded in the income statement and the related allowance for probable losses is shown in the same note to the balance sheet. See: Note 9 to the Consolidated Financial Statements at page F-21.

        For a detailed description of how we assess loans, guarantees and commitment for impairment, see: Note 7 to the Consolidated Financial Statements at page F-10.

        The following table shows, for the years indicated, details of the changes in the Group's allowance for probable loan losses as it affected the balance sheet and statement of income.

	At and for the year ended December 31,
	2004	2003	2002	2001	2000
	(millions of €)
Opening balances	4,930	4,636	3,271	3,666	3,458
Provisions and write-offs to loans(1):
Provisions	860	1,107	791	607	616
Write-offs charged directly to income	5	5	12	15	18

Total provisions and write-offs to loans	865	1,112	803	622	634
Writebacks to loans(2):
Revaluations of loans	(88)	(154)	(96)	(134)	(108)
Collections	(283)	(242)	(206)	(142)	(307)

Total writebacks to loans	(371)	(396)	(302)	(276)	(415)

Net adjustments to loans	494	716	501	346	219
Other charges:
Charge-offs(3)	(386)	(260)	(363)	(187)	(238)
Acquisitions and disposals	(64)	(307)	1,029	(698)	15
Gross-up to reflect default interest	169	157	184	143	148
Other(4)	53	(12)	14	1	64

Total other charges	(228)	(422)	864	(741)	(11)

Ending balances	5,196	4,930	4,636	3,271	3,666

(1)
Provisions are the total of additional provisions for loan losses charged to the income statement during the period for those loans where a higher allowance for loan losses was recognized at the end of the period. Write-offs charged directly to income reflect adjustments to loans charged directly to the income statement during the period. The total provisions and write-offs to loans is included in the total amount recorded in line item 120 "Adjustments to loans and provisions for guarantees and commitments" of the audited income statement. A reconciliation of this line item is provided in Note 25 to the Consolidated Financial Statements on page F-142 below.

(2)
Revaluations of loans are the total of reversals of provisions credited to the income statement during the period for those loans where a lower allowance for loan losses was recognized at the end of the period, and the reinstatement of loans previously written off. Collections represent receipts of amounts in excess of amounts previously expected to be collected. Such amounts are recorded in line item 130 "Writebacks of adjustments to loans and provisions for guarantees and commitments" of the audited income statement. A reconciliation of this line item is provided in Note 25 to the Consolidated Financial Statements on page F-142 below.

(3)
Charge-offs represent write-offs of loans which are no longer expected to be collected, based on events occurring during the year.

(4)
Primarily represents foreign exchange differences.

2004

        The allowance for loan losses at December 31, 2004 was €5,196 million, a net increase of €266 million, or 5.4%, from €4,930 million at December 31, 2003. This represented a decrease in the rate of growth of the allowance compared to the prior period, both in absolute and percentage terms.

        Total provisions and write-offs to loans in 2004 were €865 million, a decrease of €247 million, or 22.2%, compared to €1,112 million in 2003. This decrease was primarily attributable to the fact that provisions in 2003 had been adversely affected by provisions relating to loans to Parmalat and Cirio. Of the €865 million of total provisions and adjustments to loans in 2004, €399 million related to non-performing loans, €212 million to problem loans, €61 million to restructured and loans in course of restructuring, €3 million to unsecured loans exposed to country risk and €190 million to performing loans.

        Total write-backs to loans in 2004 were €371 million, a decrease of €25 million, or 6.3%, compared to €396 million in 2003. The net decrease resulted from a €66 million, or 42.9%, decrease in revaluations of loans, which was partially offset by a €41 million, or 17%, increase in collections.

        Other charges in 2004 were €228 million, a decrease of €194 million, or 46.0%, compared to €422 million in 2003. The net decrease resulted primarily from a €243 million, or 79.1%, decrease in acquisitions and disposals, primarily because there were no material changes in our scope of consolidation compared to 2003; partially offset by an increase of €126 million, or 48.5%, in write-offs.

        The allowance for probable loan losses includes an allowance for general risks on our performing loan portfolio with particular reference to large exposures to certain specific industrial sectors, including the automotive sector. At December 31, 2004, the amount of this allowance was €1,174 million, representing 0.09% of our performing loans (excluding loans to SGA), a coverage ratio unchanged from year-end 2003.

        At December 31, 2004, the allowance for loan losses on loans exposed to country risk remained stable at €18 million. The allowance for loan losses as a percentage of total loans exposed to country risk at December 31, 2004 increased by 1.6% compared to December 31, of 2003.

2003

        The allowance for loan losses at December 31, 2003 was €4.9 billion, 6.3% higher than the €4.6 billion at the end of 2002, primarily due to an allowance for net adjustments to loans of €716 million. This increase was attributable to an increase in total provisions and adjustments to loans, as a result of adverse economic trends and industry conditions. The effect of the increase in net adjustments to loans was partially offset by a decrease of €307 million for acquisitions and disposals, which included €179 million (€150 million in non-performing loans and €29 million in performing loans) relating to the deconsolidation of Banque Sanpaolo and its subsidiaries Sanpaolo Bail and Sanpaolo Mur, as well as Finconsumo Banca and its subsidiary FC Factor. For a summary of the main changes in the scope of consolidation in 2003, see: Item 5. "A. Results of Operations for the Three Years Ended December 31, 2004—Changes in the Scope of Consolidation" on page 109 below. Loans to the Parmalat group were classified as non-performing and, after a provision of €273 million, resulted in a charge-off of approximately €33 million, (corresponding to 90% of the Group's gross exposure to Parmalat). The loans to the Cirio group (gross exposure of €25 million) were also classified as non-performing and were fully provisioned.

        The total provisions and adjustments to loans of the Group grew to €1,112 million in 2003, an increase of €309 million, or 38.5%, compared to 2002, as a result of an increase in specific adjustments to the carrying amount of doubtful loans of €316 million, or 35.7%, as well as a decrease in accruals for probable incurred losses on performing loans of €7 million, or 3.0%. The ratio of gross doubtful loans to gross loans to customers remained stable at 5%, the same level shown in 2002, confirming the substantial stability of the quality of the Group's credit portfolio. A general reserve covers the risk inherent in the performing loan portfolio. At year-end of 2003, this reserve was equal to €1,102 million, corresponding to 0.09% of the performing loan portfolio (excluding loans to SGA), in line with 2002. This reserve is intended to cover the risk of deterioration in creditworthiness inherent in the Group's loan portfolio, with particular reference to larger exposures to certain specific industrial sectors, including the automotive sector.

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

        At December 31, 2003, the allowance for loan losses on loans exposed to country risk decreased to €18 million from €39 million in 2002, a decrease of 53.85%. The decrease is principally due to the decrease in the gross value of loans exposed to country risk to €70 million from €149 million in 2002, a 53% decrease. The allowance for loan losses as a percentage of total gross loans exposed to country risk at the end of 2003 increased less than 1% compared to the end of 2002. The total gross loan exposure towards banking and non-banking institutions resident in countries at risk decreased from €903 million in 2002 to €499 million in 2003. The decrease was principally due to the reimbursement of loans in Russia, Egypt, Morocco, Romania, Iran and Argentina.

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

  Allowance for Probable Loan Losses by Category of Borrower

        The following tables show, at the dates indicated, the distribution of the Group's allowance for probable loan losses by category of borrower using the Bank of Italy's borrower categories.

	At December 31, 2004
Allowance for loan losses	Allowance	% of allowance(1)	% of total loans(2)
	(millions of €, except for percentages)
Domestic:
Building and construction industry	590	11.35	5.06
Wholesale and retail	1,170	22.52	17.75
Manufacturing	1,157	22.27	16.06
Transportation	97	1.87	3.63
Agriculture	218	4.20	1.50
Communications	10	0.19	0.66
Non commercial loans and mortgages to individuals	790	15.20	18.94

Total non-financial businesses	4,032	77.60	63.60
Governments and other public entities	6	0.12	8.82
Banks and credit institutions	2	0.04	5.04
Other	83	1.60	4.71
Unallocated	898	17.28	—
International	175	3.37	17.82

Total	5,196	100.00	100.00

	At December 31, 2003
Allowance for loan losses	Allowance	% of allowance(1)	% of total loans(2)
	(millions of €, except for percentages)
Domestic:
Building and construction industry	592	12.01	5.12
Wholesale and retail	972	19.72	17.66
Manufacturing	1,064	21.58	18.97
Transportation	71	1.44	3.19
Agriculture	207	4.20	1.54
Communications	11	0.22	1.15
Non commercial loans and mortgages to individuals	717	14.54	17.31

Total non-financial businesses	3,634	73.71	64.94
Governments and other public entities	11	0.22	8.88
Banks and credit institutions	2	0.04	4.53
Other	81	1.64	4.44
Unallocated	978	19.85	—
International	224	4.54	17.21

Total	4,930	100.00	100.00

	At December 31, 2002
Allowance for loan losses	Allowance	% of allowance(1)	% of total loans(2)
	(millions of €, except for percentages)
Domestic:
Building and construction industry	602	12.98	4.72
Wholesale and retail	944	20.36	15.02
Manufacturing	707	15.25	19.10
Transportation	55	1.19	3.18
Agriculture	208	4.49	1.48
Communications	2	0.04	0.77
Non commercial loans and mortgages to individuals	668	14.41	16.30

Total non-financial businesses	3,186	68.72	60.57
Governments and other public entities	6	0.13	8.52
Banks and credit institutions	2	0.04	3.35
Other	87	1.88	6.54
Unallocated	948	20.45	—
International	407	8.78	21.02

Total	4,636	100.00	100.00

	At December 31, 2001
Allowance for loan losses	Allowance	% of allowance(1)	% of total loans(2)
	(millions of €, except for percentages)
Domestic:
Building and construction industry	483	14.76	3.57
Wholesale and retail	683	20.88	11.62
Manufacturing	436	13.33	18.19
Transportation	35	1.07	2.44
Agriculture	159	4.86	1.18
Communications	1	0.03	1.10
Non commercial loans and mortgages to individuals	308	9.41	12.27

Total non-financial businesses	2,105	64.34	50.37
Governments and other public entities	9	0.28	9.81
Banks and credit institutions	1	0.03	7.15
Other	115	3.52	8.33
Unallocated	699	21.37	—
International	342	10.46	24.35

Total	3,271	100.00	100.00

	At December 31, 2000
Allowance for loan losses	Allowance	% of allowance(1)	% of total loans(2)
	(millions of €, except for percentages)
Domestic:
Building and construction industry	780	21.26	3.94
Wholesale and retail	819	22.34	12.73
Manufacturing	630	17.19	18.76
Transportation	50	1.38	2.03
Agriculture	141	3.85	1.30
Communications	1	0.03	1.18
Non commercial loans and mortgages to individuals	320	8.72	11.63

Total non-financial businesses	2,741	74.77	51.57
Governments and other public entities	3	0.08	9.83
Banks and credit institutions	1	0.03	8.12
Other	94	2.56	8.50
Unallocated	545	14.87	—
International	282	7.69	21.98

Total	3,666	100.00	100.00

(1)
Allowance in category as percentage of total allowance.

(2)
Loans in category as percentage of total loans.

  Credit Quality

        The following table shows, at the dates indicated, certain credit quality ratios:

	At December 31,
	2004	2003	2002	2001	2000
	(percentages)
Loan loss allowance for non-performing loans as percentage of total non-performing loans	74.88	73.20	68.99	69.77	71.43
Loan loss allowance for problem loans as percentage of total problem loans	32.00	35.46	31.98	26.88	34.15
Loan loss allowance for all loans as percentage of total loans	3.44	3.25	3.02	2.68	3.02
Non-performing loans as percentage of loans:
Total loans	3.06	2.88	2.81	2.53	2.93
Net loans	0.77	0.77	0.87	0.76	0.84
Problem loans as percentage of loans:
Total loans	1.09	1.20	1.15	0.89	1.10
Net loans	0.74	0.77	0.78	0.65	0.73

        The following table shows, at the dates indicated, certain statistics related to total loans:

	At December 31,
Total loans(1)
	2004	2003	2002	2001	2000
	(millions of €, except for percentages)
Total loans	150,880	151,807	153,337	121,898	121,491
Net adjustments to loans as a percentage of total loans	0.33%	0.47%	0.33%	0.28%	0.18%

(1)
Total loans are loans net of any write-offs but before any deduction for the allowance for probable loan losses (including, for performing loans, any allowance for general risks). The amount of total loans does not appear on the balance sheet, but is set forth in Note 9 to the Consolidated Financial Statements under "Total loans to customers" and "Total loans to banks" on page F-21 below.

Securities Portfolio

        At December 31, 2004, securities held by the Group were carried our consolidated balance sheet at a book value of €29,290 million, representing 13.87% of our total assets. The aggregate book value and the aggregate market value of securities held by the Group issued by the Italian government and Italian government agencies were €11,985 million and €12,177 million, respectively, at December 31, 2004, and €12,519 million and €9,019 million, respectively, at December 31, 2003. The Group does not otherwise hold securities issued or guaranteed by any one entity or obligor, other than the Italian government, whose carrying value represents more than 10% of our consolidated shareholders' equity determined under Italian GAAP.

  Book and Fair Value

        The following table shows the book value and the fair value of the Group's securities by type and domicile of issuer at the dates indicated. For a discussion of how the Group values its securities, see: Note 10 to the Consolidated Financial Statements at page F-34 below.

	Year ended December 31,
	2004		2003		2002
	Book Value	Fair Value	Book Value	Fair Value	Book Value	Fair Value
	(millions of €)
Domestic:
Government	11,985	12,177	12,519	12,583	9,019	9,101
Corporate and other securities	6,965	7,084	5,299	5,325	3,756	3,787
Equities and others(1)	644	644	1,210	1,210	1,593	1,594

Total domestic	19,594	19,905	19,028	19,118	14,368	14,482

International:
Government	3,434	3,444	1,319	1,322	2,075	2,092
Corporate and other securities	3,885	3,903	3,374	3,385	5,115	5,124
Equities and others(1)	2,377	2,377	1,537	1,542	1,002	1,005

Total international	9,696	9,724	6,230	6,249	8,192	8,221

Total securities	29,290	29,629	25,258	25,367	22,560	22,703

(1)
This line item excludes treasury Shares held by the Group at December 31, 2004, 2003 and 2002 with a book value of €54 million, €34 million and €31 million, respectively, and a fair value of €54 million, €34 million and €31 million, respectively.

  Remaining Maturities and Weighted Average Yield

        The following table shows the maturities and weighted average yield of the securities held by the Group by type and domicile of issuer at December 31, 2004. The yield on tax-exempt obligations has not been calculated on a tax-equivalent basis because the effect of such a calculation would not be material.

	At December 31, 2004
	Maturing within one year		Maturing between one and five years	Amount(1) maturing between five years and ten years	Maturing after ten years	Total amount
	(millions of €, except for percentages)
Domestic:
Government	3,681		6,323	716	1,265	11,985
Corporate and other securities	2,143		2,433	1,012	1,377	6,965
Equities and others	644		—	—	—	644

Total domestic	6,468		8,756	1,728	2,642	19,594

International:
Government	677		1,255	1,333	169	3,434
Corporate and other securities	1,716		1,375	362	432	3,885
Equities and others	2,377	(2)	—	—	—	2,377

Total international	4,770		2,630	1,695	601	9,696

Total securities	11,238		11,386	3,423	3,243	29,290

Total securities (market value)	11,315		11,469	3,485	3,360	29,629

Weighted average yield(3)	2.61%		3.20%	3.40%	3.36%	3.05%

(1)
Based on book value unless otherwise indicated.

(2)
Not subject to maturity. Customarily classified in this column.

(3)
Based on book value.

Liabilities and Funding Sources

        The following table sets forth, at the dates indicated, the principal components of our liabilities.

	At December 31,
	2004		2003		2002
	Amount	% of total liabilities	Amount	% of total liabilities	Amount	% of total liabilities
	(in millions of €, except for percentages)
Deposits, short-term borrowings and medium- and long-term debt from non-credit institutions	89,292	42.29	80,827	39.90	86,154	42.28
Current accounts	58,933	27.91	53,968	26.64	52,197	25.62
Savings accounts	14,247	6.75	14,405	7.11	18,116	8.89
Repurchase agreements	11,696	5.54	10,073	4.97	12,917	6.34
Other(1)	4,416	2.09	2,381	1.18	2,924	1.43
Securities and subordinated liabilities	52,865	25.04	57,308	28.29	57,509	28.22
CDs	2,930	1.39	7,149	3.53	7,310	3.59
Bonds	39,628	18.77	39,979	19.73	39,447	19.36
Commercial paper	3,352	1.59	3,766	1.86	4,139	2.03
Subordinated liabilities	6,955	3.29	6,414	3.17	6,613	3.25
Short-term borrowings and medium- and long- term debt from credit institutions	28,198	13.35	28,534	14.09	24,455	12.00
To central banks	3,078	1.46	3,977	1.96	1,775	0.87
Of which: Repurchase agreements	551	0.26	1,704	0.84	842	0.41
To other banks	25,120	11.90	24,557	12.12	22,680	11.13
Of which: Repurchase agreements	7,960	3.77	5,998	2.96	2,802	1.38
Total	170,355	80.68	166,669	82.27	168,118	82.50
Other liabilities	28,822	13.65	24,645	12.17	24,784	12.16
Minority interests in consolidated subsidiaries	176	0.08	271	0.13	334	0.16
Shareholders' equity	11,804	5.59	10,995	5.43	10,537	5.17

Total liabilities and shareholders' equity	211,157	100.00	202,580	100.00	203,773	100.00

(1)
Represents primarily (i) short positions on securities as part of Banca IMI's securities dealing activities and (ii) public funds we administer for the Italian government and regional public agencies.

  Customer Deposits, Securities and Interbank Borrowings

        The principal components of our funding are customer deposits (current accounts, or demand deposits and savings accounts); repurchase agreements; certificates of deposit ("CDs"); bonds; subordinated debt; and interbank funding. Domestic current and savings accounts are primarily interest-bearing accounts. CDs and bonds are issued both by Sanpaolo IMI, its international branches, Sanpaolo IMI Bank (International) and Banca IMI Group, and have maturities ranging from three months to 10 years. The Group's retail customers are the main source of our funding.

        At December 31, 2004, funding in euro represented approximately 89.83% of our total funding. Our market share of the Italian market for direct customer deposits, by which we mean deposits and other funding from non-credit institutions and funding from securities except subordinated liabilities, was 9.9% at December 31, 2004 (source: Bank of Italy).

  Deposits and Other Funding from Non-credit Institutions

        Our deposits and other funding from non-credit institutions totaled €89.3 billion at December 31, 2004, an increase of €8.5 billion, or 10.5%, from €80.8 billion at December 31, 2003. This was primarily due to an increase of €4.9 billion, or 9.1%, in demand deposits to €58.9 billion at year-end 2004 from €54.0 billion at year-end 2003, reflecting the reallocation of customer funds towards greater liquidity. The increase was also affected by an increase of €2.0 billion, or 83.3%, in "other" funding to €4.4 billion at year-end 2004 from €2.4 billion at year-end 2003, primarily attributable to an increase in funding by Banca IMI to finance its securities transactions; and an increase of €1.6 billion, or 15.8%, in funding in the form of repurchase agreements with customers to €11.7 billion at year-end 2004 from €10.1 billion at year-end 2003, again reflecting customers' preferences for more liquid, shorter-term instruments. Time deposits decreased slightly by €0.2 billion, or 1.4%, compared to year-end 2003.

  Securities and Subordinated Liabilities

        At December 31, 2004, our funding from securities and subordinated liabilities was €52.9 billion, a decrease of €4.4 billion, or 7.7%, from €57.3 billion at December 31, 2004. This was primarily due to a decrease of €4.2 billion, or 59.2%, in CDs, reflecting customers' decreased interest in CDs, due primarily to customers' preferences for more liquidity. There were also slight decreases in commercial paper and bonds of €0.4 billion, or 10.5%, and €0.4 billion, or 1%, respectively, partially offset by an increase of €0.6 billion, or 9.4%, in subordinated liabilities.

  Short-term Borrowings and Other Funding from Credit Institutions

        At December 31, 2004, our funding from banks totaled €28.2 billion, a decrease of €0.3 billion or 1.1%, compared to €28.5 billion at December 31, 2003. The net decrease resulted from a decrease of €0.9 billion, or 22.5%, in funding from central banks, partially offset by an increase of €0.5 billion, or 2.0%, in funding from other banks. The latter increase was primarily due to an increase in funding in the form of repurchase transactions, which in turn was primarily attributable to Banca IMI's funding of its securities transactions.

        Overall, the effect of the net increase in funding from deposits and other borrowings from non-credit institutions and from securities and subordinated liabilities led us to reduce our funding from credit institutions. This also allowed us to increase our interbank deposits and loans to credit institutions, see: "—Loan Portfolio—Interest-earning Deposits and Loans to Credit Institutions" on page 26 above, and as a result there was a decrease at December 31, 2004 in the amount by which our funding from banks exceeded our lending to banks compared to December 31, 2003.

  Domestic and International Deposits by Type of Deposit

        The following table shows, for the periods presented, the Group's domestic and international deposits, based on location of the branch taking the deposit, by type of deposit:

	For the year ended December 31,
	2004		2003		2002
	Average balance	Average rate	Average balance	Average rate	Average balance	Average rate
	(millions of €, except percentages)
Domestic:
Non-interest-bearing demand deposits	163	—	145	—	560	—
Interest-bearing demand deposits	54,683	0.82	55,998	0.96	45,639	2.43
Savings deposits	13,047	1.24	17,510	1.50	20,424	2.14
Certificates of deposit	2,230	1.43	3,457	1.97	3,352	2.95
International:
Foreign demand deposits with governments and other public entities and with banks and credit institutions	98	1.72	131	2.25	198	2.06
Other foreign demand deposits	2,146	1.34	2,194	2.23	3,587	1.76
Other foreign savings deposits and certificates of deposits	9,952	2.14	13,955	2.24	14,565	3.33

  Funding by Remaining Maturity

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

        The following table sets forth, at the date indicated, the principal components of our sources of funding and off-balance-sheet transactions by remaining maturity.

	Remaining maturity at December 31, 2004
	On demand	Up to 3 months	Between 3 and 12 months	Between 1 and 5 years		Beyond 5 years
				Fixed rate	Floating rate	Fixed rate	Floating rate	Unspecified	Total
	(millions of €)
Sources of funding
—due to banks	2,294	11,782	5,149	478	2,557	293	5,645	—	28,198
—due to customers	67,043	17,410	1,402	1,117	85	1,312	119	—	88,488
—securities issued:
—bonds	357	2,838	5,869	10,639	10,475	3,007	6,443	—	39,628
—certificates of deposit	90	857	1,006	804	11	162	—	—	2,930
—other securities	654	3,135	156	61	—	—	—	—	4,006
—subordinates liabilities	—	—	1,960	692	200	1,799	2,304	—	6,955

Total funding	70,438	36,022	15,542	13,791	13,328	6,573	14,511	—	170,205

Off-balance sheet transactions	11,971	269,356	213,406	159,824	51,508	79,113	2,123	—	787,301

  Subordinated Debt

        In the course of 2004, Sanpaolo IMI made substantial investments to develop its business. To ensure the maintenance of solvency ratios appropriate to the business, Sanpaolo IMI issued subordinated debt in a total amount of €1,066 million.

        The following table shows, at the dates indicated, our outstanding subordinated debt by currency and maturity.

Loans	Book value as of 12/31/04	Original currency	Interest rate		Issue date	Maturity date		Book value as of 12/31/03
	(millions of €)	(millions)						(millions of €)
Preferred Securities in Euro	1,000	1,000	8.126	%(a)	11/10/00	—	(b)	1,000
Total innovative capital instruments (Tier 1)	1,000	—	—		—	—		1,000
Notes in US dollars	69	94	floating		11/30/93	11/30/05		75
Notes in Euro	—	—	floating		06/30/94	06/30/04		355
Subordinated loan in Italian lire	—	—	floating		06/30/97	08/01/04		209
Subordinated loan in Euro	136	150	5.75%		09/15/99	09/15/09		142
Subordinated loan in Euro	200	200	floating		10/01/99	10/01/09		200
Subordinated loan in Euro	—	—	floating		12/10/99	12/10/09		150
Notes in Euro	500	500	6.38%		04/06/00	04/06/10		487
Notes in Euro	347	350	floating		04/06/00	04/06/10		349
Notes in Euro	1000	1000	floating		09/27/00	09/27/10		997
Subordinated loan in Euro	6	20	1.00%		04/27/01	04/27/06		17
Subordinated loan in Euro	299	300	5.55%		07/31/01	07/31/08		299
Subordinated loan in Euro	1	1	floating		09/20/01	09/20/06		1
Subordinated loan in Euro	199	200	5.16%		10/02/01	10/02/08		200
Notes in Euro	499	500	floating		06/28/02	06/28/12		500
Subordinated loan in Euro	48	54	4.90	%(c)	07/15/02	07/15/12		51
Subordinated loan in Euro	133	147	4.32	%(d)	12/04/02	12/04/12		141
Notes in Euro	300	300	5.38%		12/13/02	12/13/12		300
Notes in Euro	346	350	3.75	%(e)	06/09/03	06/09/15		343
Notes in Euro	150	158	floating		07/01/03	07/01/13		—
Notes in Euro	62	75	floating		09/29/03	09/29/13		—
Notes in GBP	234	165	5.63	%(f)	03/18/04	03/18/24		—
Notes in Euro	700	700	floating		06/28/04	06/28/16		—
Notes in Euro	132	134	3.72	%(g)	08/03/04	08/03/14		—
Total subordinated liabilities (Tier 2)	5,361	—	—		—	—		4,816
Notes in Euro	345	350	2.98%		05/15/03	11/15/05		349
Subordinated loan in Euro	50	50	1.50	%(h)	06/26/03	11/15/07		50
Subordinated loan in Euro	199	200	2.42%		06/30/03	12/30/05		199

Total subordinated liabilities (Tier 3)	594	—	—		—	—		598

Total	6,955	—	—		—	—		6,414

(a)
The remuneration of the preferred securities is fixed at 8.126% up to November 10, 2010. After that date, a floating coupon will be paid at 12 months Euribor increased by 350 basis points.

(b)
The securities cannot be redeemed. Only Sanpaolo IMI has the right to redeem the Securities, totally or partially, and this right can be exercised after November 10, 2010.

(c)
Remuneration is paid on presentation of half-yearly coupons with a fixed rate of 2.45% for the first five years. Subsequently, a floating coupon will be paid.

(d)
Remuneration is paid on presentation of half-yearly coupons with a fixed rate of 2.16% for the first five years. Subsequently a floating coupon will be paid.

(e)
Remuneration is paid on presentation of yearly coupons with a fixed rate of 3.75% for the first five years. Subsequently a floating coupon will be paid.

(f)
Remuneration is paid on presentation of yearly coupons with a fixed rate of 5.625% for the first fifteen years. Subsequently a floating coupon will be paid.

(g)
Remuneration is paid on presentation of yearly coupons with a fixed rate of 3.72% for the first five years. Subsequently a floating coupon will be paid.

(h)
The first coupon is 1.44%.

  Funding by Geographic Area

        The following table sets forth, at the dates indicated, the principal sources of funding for the Group by geographical distribution.

	At December 31,
	2004				2003
	Italy	Other EU countries	Other countries	Total	Italy	Other EU countries	Other countries	Total
	(millions of €)
Principal sources of funding
—due to banks	5,651	15,617	6,930	28,198	8,181	12,955	7,398	28,534
—due to customers	77,266	7,928	3,294	88,488	70,169	5,096	4,728	79,993
—securities issued	36,510	7,788	2,266	46,564	37,274	11,479	2,800	51,553
—other accounts	6,036	69	1,000	7,105	5,160	429	1,000	6,589

Total funding	125,463	31,402	13,490	170,355	120,784	29,959	15,926	166,669

Guarantees and commitments	30,038	9,047	8,029	47,114	29,342	8,196	8,213	45,751

  Short-Term Borrowings

        The following tables show, at the dates indicated, the Group's short-term borrowings by type of borrowing:

	At December 31, 2004
	Repurchase agreements	Commercial paper
	(millions of €, except percentages)
Amount outstanding at year-end	20,207	3,352
Weighted average interest rate of the amount outstanding at year-end	2.19%	2.23%
Maximum amount outstanding at month-end during the year	29,540	3,848
Average amount outstanding during the year	22,762	2,787
Weighted average interest rate during the year	2.10%	1.65%

	At December 31, 2003
	Repurchase agreements	Commercial paper
	(millions of €, except percentages)
Amount outstanding at year-end	17,373	3,274
Weighted average interest rate of the amount outstanding at year-end	2.01%	1.40%
Maximum amount outstanding at month-end during the year	31,321	4,372
Average amount outstanding during the year	22,333	2,904
Weighted average interest rate during the year	2.29%	1.45%
	At December 31, 2002
	Repurchase agreements	Commercial paper
	(millions of €, except percentages)
Amount outstanding at year-end	16,313	4,136
Weighted average interest rate of the amount outstanding at year-end	3.20%	2.41%
Maximum amount outstanding at month-end during the year	25,083	4,739
Average amount outstanding during the year	21,019	3,229
Weighted average interest rate during the year	3.45%	2.67%
	At December 31, 2001
	Repurchase agreements	Commercial paper
	(millions of €, except percentages)
Amount outstanding at year-end	14,230	3,549
Weighted average interest rate of the amount outstanding at year-end	3.46%	2.99%
Maximum amount outstanding at month-end during the year	22,075	4,599
Average amount outstanding during the year	16,726	3,701
Weighted average interest rate during the year	3.96%	4.45%

ITEM 4. INFORMATION ON SANPAOLO IMI

A.    History and Developments of Sanpaolo IMI

Incorporation, Length of Life and Domicile

        Sanpaolo IMI is incorporated as a limited liability company (Società per Azioni or S.p.A.) under the laws of Italy. Sanpaolo IMI was established on November 1, 1998 by the merger of Istituto Bancario San Paolo di Torino S.p.A. ("Sanpaolo") and Istituto Mobiliare Italiano S.p.A. ("IMI"). Sanpaolo IMI is the legal successor of both Sanpaolo and IMI. The life of Sanpaolo IMI, according to its charter, will last until December 31, 2050.

        Sanpaolo IMI is registered with the company registrar under number 06210280019 and with the Bank of Italy as a bank and, together with its subsidiaries, as a banking group under numbers 1025.6 and 5084.9.0, respectively. Sanpaolo IMI is the reporting bank ("capogruppo") of the Sanpaolo IMI Group for regulatory purposes and, as capogruppo, is responsible for monitoring the Group's activities and maintaining the relationship with the Bank of Italy.

        Sanpaolo IMI's registered office is located at Piazza San Carlo 156, Turin and its secondary offices are at Viale dell'Arte 25, Rome, and Via Farini 22, Bologna. Sanpaolo IMI can be contacted by telephone at +39-0115551. Sanpaolo IMI's website is www.grupposanpaoloimi.com.

History and Development

        IMI was established as a public law entity (Ente di Diritto Pubblico) in 1931 and Sanpaolo became a public law credit institution (Istituto di Credito di Diritto Pubblico) in 1932. In the 1990s, certain reforms were introduced and the Bank of Italy relaxed certain restrictions on the opening of new branches and Sanpaolo was thus encouraged to continue to expand beyond Piedmont. The Italian government sought to encourage greater private sector involvement in banking through the conversion of charitable foundations with banking businesses (such as Sanpaolo) into separate charities and businesses and through the sale of stakes in state-controlled banks (such as IMI). These developments were encouraged through a series of measures, including tax incentives, to strengthen the capital structure of the banking sector (Law No. 218 of July 30, 1990, the "Amato Law") and through direct sales by the Italian government of state-controlled holding companies.

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

        The charitable foundation, Compagnia di San Paolo, indirectly remained majority shareholder of Sanpaolo until 1997, when six long-term shareholders and four medium-term shareholders purchased 22% of Sanpaolo's share capital, while a further 31% of Sanpaolo's share capital was sold in an Italian public offering and a global institutional offering. Following the Bank of Italy's approval, Sanpaolo became capogruppo.

        IMI became a Società per Azioni in 1991. There was no public market for IMI's shares prior to 1994. In that year, as part of the Italian government's direct privatization campaign, the Ministry of Treasury and several other IMI shareholders took part in a global offering (the "Global Offering") of more than one-third of IMI's share capital. In connection with the Global Offering, IMI's shares were listed on the Italian Stock Exchange and its American Depository Shares (each ADS representing three shares) were listed on the New York Stock Exchange. IMI shares were also listed on SEAQ International. In 1995, IMI shares held by the Ministry of Treasury were privately placed with Italian and European financial institutions and private industrial companies. In July 1996, IMI lead-managed the third offering of its own shares by the Ministry of Treasury to institutional investors in Italy, Europe and the United States.

The Merged Group

        During the second half of the 1990s, the banking sector in Italy and worldwide went through a phase of rationalization and consolidation. In Europe, this consolidation was also influenced by the introduction of the euro. In light of these developments, new Italian banking groups were created or consolidated. The Italian government and the Bank of Italy encouraged such developments. The managements of both Sanpaolo and IMI determined that, to compete effectively in the changing Italian and European banking environments, a larger size and an appropriate merger partner would be a positive development and agreed to merge.

        The merger between Sanpaolo and IMI was completed as of November 1, 1998. For accounting and tax purposes, the merger became effective as of January 1, 1998. Sanpaolo IMI's Shares and ADSs (each ADS representing two Shares) are listed on, respectively, the Mercato Telematico Azionario in Italy and the New York Stock Exchange. The ADS depository is JPMorgan Chase Bank.

        In 1999, in the context of the increasing consolidation of banking and financial services in Italy, Sanpaolo IMI reached an agreement with Assicurazioni Generali S.p.A. ("Generali"), an insurance company, whereby Sanpaolo IMI would acquire control of the Banco di Napoli S.p.A. ("Banco di Napoli") group, while Generali would take over the insurance business of Istituto Nazionale delle Assicurazioni S.p.A. ("INA").

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

        In January 2001, Sanpaolo IMI acquired a stake of approximately 11% in Cardine S.p.A ("Cardine"), the savings bank resulting from the merger of the Casse Venete and CAER S.p.A., both operating in the north east of Italy. In 2002, Cardine was merged into Sanpaolo IMI. The merger became effective, for corporate law purposes, as of June 1, 2002 and, for accounting purposes, as of January 1, 2002.

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

        The Conversion was made pursuant to Law 461 of December 23, 1998, enacted by legislative decree 153 of May 17, 1999 (collectively, the "Ciampi Law"), which allows the ordinary shares of banking institutions, such as Sanpaolo IMI, held by charitable banking foundations, such as the Foundations, to be converted into preferred shares of a special class. The Azioni Privilegiate have priority over the Shares in respect of dividends and are currently entitled to vote only at extraordinary shareholders' meetings. In 2012, the Azioni Privilegiate held by the Foundations are scheduled to be converted back into Shares with full voting rights. The Azioni Privilegiate will be converted into Shares, by operation of law, if they are transferred to a different beneficial owner. If such a transfer occurred, the Azioni Privilegiate would be converted into Shares at a ratio of one Azione Privilegiata to one Share.

B.    Significant Developments During 2004

Redesign of the Organizational Structure and Organization by Business Sectors

        Following a redesign of the organizational structure, since May 1, 2004, the Sanpaolo IMI Group has adopted a new model whereby the previous four Business Sectors (Domestic Banking Networks, Personal Financial Services, Wealth Management and Financial Markets and International Activities) were replaced by the following Business Sectors:

  •
  Commercial Banking,

  •
  Asset Management,

  •
  Investment Banking,

  •
  Personal Financial Services,

  •
  Insurance Activities, which are organized under a single insurance holding company, Assicurazioni Internazionali di Previdenza S.p.A. ("A.I.P."),

  •
  Public Authorities and Entities, and

  •
  Central Functions.

        The new organizational model, focused on Commercial Banking, has simplified corporate governance and strengthened the specialization in customer segments of the distribution networks, extending the commercial coordination for markets, which implements and develops the strategies for the retail and the corporate market, to all the bank networks.

        For a discussion of the reorganization and composition of the Business Sectors, see: "—Business Sectors" on page 83 below. The following discussion of significant events in 2004 is organized by the Business Sectors adopted since May 1, 2004.

Commercial Banking Business Sector

  Plan to Develop and Rationalize the Distribution Networks

        Having completed the integration of the branches of the former Banco di Napoli, the integration process is currently underway, and at a very advanced stage, for the banks in the Triveneto (comprising the regions of Veneto, Trentino Alto Adige and Friuli Venezia Giulia) and Emilia as well as for Banca Popolare dell'Adriatico.

        The integration process involves the gradual adoption of the Sanpaolo network organizational and commercial model (which is divided into a certain number of territorial areas, which supervise their respective territory and coordinate the branches in their territory according to market segment specialization) and the migration of the IT systems to those of the Parent Bank. The migration to the Parent Bank IT system began in March 2004 with Cassa di Risparmio di Venezia and was completed in October 2004 with Banca Popolare dell'Adriatico.

        The development and rationalization process also envisages that, to take advantage of the potential generated locally by historical brands, branches within the reference territory of a specific historical brand such as Cassa di Risparmio di Padova e Rovigo, Cassa di Risparmio in Bologna, Cassa di Risparmio di Venezia and Friulcassa (commonly referred to as the "North East Networks") should belong to the bank holding that brand. In this respect, the plan to rationalize the distribution network, approved by the Board of Directors on July 27, 2004, was executed through the transfer to the North East Networks of the 113 Sanpaolo operating points located within the Triveneto and Emilia areas and the transfer to the Parent Bank of the 30 Cassa di Risparmio di Padova e Rovigo and Cassa di

Risparmio in Bologna operating points located outside of their respective territories. The process began in November 2004 and was completed in January 2005.

  Other Initiatives in Italy

        On January 20, 2004, Sanpaolo IMI exercised a put option for the 30% stake of Finconsumo Banca it still held. The exercise implemented the agreements entered into with Santander Central Hispano S.A. ("SCH") for the sale to SCH of the entire stake held by the Group in Finconsumo Banca. The transaction, which is part of the rationalization of activities in consumer credit in which the Group operates through Finemiro Banca, was completed at a price of €80 million, producing a gross capital gain of €55 million.

        Confirming the strategic importance of the small- and medium-sized company sector ("SMEs"), at the beginning of July 2004 another initiative, aimed at favoring activities in that sector, began with the setting aside of €250 million for medium-term loans for applied research projects. Depending on the rating of the borrowers, the Group finances from 75% to 100% of the cost of the research project. In addition to financial support, an advisory service for technological and industrial projects is also offered, made possible by the Group's know-how gained over the years through the management of research and development funds on behalf of the Italian and regional governments and agencies.

        In the context of the Turin 2006 Olympic Winter Games, Sanpaolo IMI has undertaken numerous commercial initiatives, such as the distribution of tickets through its network, distribution of promotional Olympic gadgets to clients and new debit cards, aimed at taking advantage of the Group's role as the leading sponsor (the "Principal Sponsor") of the Turin 2006 Olympic Winter Games. These initiatives are aimed at strengthening customer relationships, with improved customer retention and cross-selling, and increasing the customer base.

  Cassa di Risparmio di Firenze

        The cooperation among Sanpaolo IMI, Cassa di Risparmio di Firenze and Cassa dei Risparmi di Forlì resulted, at the end of March 2004, in a plan to favor the development of activities relating to SMEs. Sanpaolo IMI, Cassa di Risparmio di Firenze and Cassa de Risparmio di Forlì approved the setting aside of €500 million for loans ranging from €50,000 to €2 million with a standard duration of 5 years to SMEs in Northern Italy, Tuscany and Emilia Romagna. The loans benefit from the cooperation of the leading loan consortia in the regions, with the loan consortia guaranteeing at least 50% of the loans provided to SMEs. This plan is aimed at creating a uniform product throughout Northern Italy, Emilia Romagna and Tuscany, which will offer a prompt and streamlined operating response to the financial needs of SMEs.

        An agreement entered into in November 1999 by, among others, Ente Cassa di Risparmio di Firenze, the major shareholder of Cassa di Risparmio di Firenze, and Sanpaolo IMI, concerning the latter's equity interest in Cassa di Risparmio di Firenze, expired on May 1, 2005. Pursuant to the agreement, upon its expiration and in the absence of its renewal by Ente Cassa di Risparmio di Firenze, Sanpaolo IMI may exercise, in the 60 days following the expiration of the agreement, the right to purchase ordinary shares of Cassa di Risparmio di Firenze from Ente Cassa di Risparmio di Firenze corresponding to 10.78% of the share capital of Cassa di Risparmio di Firenze at a price of, under normal circumstances, 1.5 times the average trading price of Cassa di Risparmio di Firenze ordinary shares in the three months preceding the exercise of the Group's right to purchase. The price corresponds to a premium of approximately €125 million for the shares. If the purchase occurs, Sanpaolo IMI will increase its stake in Cassa di Risparmio di Firenze from 18.7% to 29.5% for an expected disbursement, at the current Cassa di Risparmio di Firenze average share price, of approximately €375 million.

        Sanpaolo IMI believes it has the right to exercise its right to purchase and, to this effect, has notified Ente Cassa di Risparmio di Firenze of its intention to exercise its right. The purchase resulting from such exercise is subject to Bank of Italy's authorization. Ente Cassa di Risparmio di Firenze does not share Sanpaolo IMI's position, claiming that the non-renewal of the agreement could not be attributed to the Ente Cassa di Risparmio di Firenze and contesting the validity of the purchase right. Sanpaolo IMI has confirmed to Ente Cassa di Risparmio di Firenze and the other signatory of the agreement its availability to discuss, without prejudice to the aforementioned purchase right, the terms of a new agreement. On June 27, 2005, Sanpaolo IMI and Ente Cassa di Risparmio di Firenze agreed to extend the expiration of Sanpaolo IMI's purchase right through September 30, 2005.

  Initiatives in Foreign Markets

        On April 1, 2004, Inter-Europa Ertekesitesi ("IEE") commenced operations in Hungary. IEE is wholly owned by Inter-Europa Bank, the Hungarian subsidiary of the Group, which is 85.9%-owned by Sanpaolo IMI Internazionale. The activities of IEE consist of the marketing and placement of financial products on commission, operating in particular as an agent of Inter-Europa Bank for the exclusive placement of traditional bank products with small private entrepreneurs that are not yet customers of Inter-Europa Bank. Furthermore, it will, on commission, place third-party financial and insurance products, providing significant opportunities for cross-selling.

        As part of the initiatives to strengthen the Group's presence in the Mediterranean basin, two commercial cooperation agreements were entered into with leading banks in Morocco and Tunisia. They are aimed at encouraging the internationalization of Italian companies and at promoting the development of import-export flows between Italy and its commercial partners, offering a complete range of products and services to retail and corporate customers operating in Italy and in the two north African countries. The first agreement was entered into on April 14, 2004, for commercial cooperation with Banque Marocaine du Commerce Extérieur, a leading bank in Morocco with 219 branches. The second agreement was entered into on September 14, 2004, with Banque Internationale Arabe de Tunisie, a leading private Tunisian bank with a network of approximately 100 branches and in which the Group holds a 5.6% stake through Sanpaolo IMI Internazionale.

        Other foreign rationalization initiatives included:

  •
  The merger by incorporation of IMI Bank (Luxembourg) into Sanpaolo Bank (Luxembourg), which was completed on September 1, 2004. The integration of the two companies and the rationalization of the structures, with consequent cost synergies, was considered useful for the convergence of the Group's supply systems and services.

  •
  On October 25, 2004, Sanpaolo Bank (Austria) was sold for €17.2 million to the Austrian insurance company Grazer Wechselseitiger. The transaction was intended to optimize the Group's presence on the Austrian market, considering the existence of an Austrian branch of the Parent Bank.

Asset Management Business Sector

        In 2004, in connection with the Insurance Reorganization, the Asset Management Business Sector underwent a major reorganization.

        On November 19, 2004, the transfer of the equity interest held by Sanpaolo IMI Wealth Management (the former holding company of the Group's wealth management activities) in Sanpaolo Vita to A.I.P., the newly created insurance holding company of the Group (see: "—Insurance Business Sector" on page 79 below) was completed. Pursuant to the transfer, A.I.P. acquired the entire share capital of Sanpaolo Vita. The transfer was effective as of November 30, 2004 for corporate law purposes and as of January 1, 2004 for accounting purposes.

        On November 29, 2004, Sanpaolo IMI Wealth Management spun off its asset management activities to Sanpaolo IMI Asset Management and distributed its remaining activities to the Parent Bank. As of December 29, 2004, the date of completion and legal effectiveness of the spin-off and distribution, Sanpaolo IMI Wealth Management ceased to exist. Pursuant to the reorganization, the activities of the Asset Management Business Sector are held directly by the Parent Bank. The reorganization also rationalized the investment structure and the number of employees.

        On February 16, 2004, the Group acquired a 50% equity interest in Allfunds Bank for €21 million. Allfunds Bank, formerly wholly owned, through Banco Banif, by SCH, is now jointly controlled by Sanpaolo IMI and SCH and owns a platform offering access to third-party mutual funds available to institutional customers. The purchase falls within the context of the cooperation between Sanpaolo IMI and SCH for the development of a pan-European project in the wholesale distribution of third-party mutual funds through the formation of a joint venture. Sanpaolo IMI and SCH intend to consolidate their position in the sector and identify potential strategic partners in the principal European markets.

Investment Banking Business Sector

        In 2004, the rationalization initiatives of the Investment Banking Business Sector included the merger by incorporation of the Group's subsidiaries IMI Bank (Luxembourg) into Sanpaolo Bank (Luxembourg) and the spin-off from Banca IMI to Sanpaolo IMI Asset Management of the entire share capital of Obiettivo SGR, the company of the Group operating in the hedge fund market. Obiettivo SGR was later merged into the subsidiary Sanpaolo IMI Alternative Investments.

        The rationalization initiatives have contributed to allowing Banca IMI to focus on its core business (investment banking) and to develop economies of scale in Luxembourg and scope economics in the management of hedge funds.

        The presence of the Group in the area of private equity was strengthened by the development of two new multi-regional closed funds dedicated to investments in Italian SMEs.

  Fiat and Italenergia

        As of December 31, 2004 the Group held a 1.25% stake in the Fiat S.p.A. group ("Fiat"). Fiat is also a major client of the Group.

        Fiat is one of Italy's largest industrial groups. Fiat's core business, the production of cars, is carried out by Fiat Auto S.p.A. ("Fiat Auto"). In the first quarter of 2005, the Fiat group's share of the European car market, in terms of sales, was 7.1%, fourth among European car producers (source: First quarter 2005 data of ACEA—European data base). As of December 31, 2004 and as of March 31, 2005, the net consolidated debt of the Fiat group was €25.4 billion and €25.9 billion, respectively.

  Fiat's credit rating

        Fiat is controlled by IFIL, which is controlled by a shareholder of Sanpaolo IMI. See: Item 7. "The Major Shareholders" on page 199 below. Sanpaolo IMI and IFIL have a common director/executive officer. Mr. Marrone is a Director of Sanpaolo IMI and is the general manager of IFI, an affiliate of IFIL. See: Item 6. "A. Directors and Senior Management" on page 176 below.

        In June 1999, IMI Investimenti entered into a non-binding consultive agreement with IFIL, Generali and Deutsche Bank relating to a 0.83% stake in Fiat held by IMI Investimenti. In 2003, the value of the stake of IMI Investimenti in Fiat was written down by €12.2 million. In July 2003, IMI Investimenti subscribed to its attributable pro rata share (€27 million) of a €1,836 million capital increase of Fiat through a rights offering. The capital increase was part of Fiat's plan presented in June 2003.

        The Sanpaolo IMI Group, like other major Italian banking groups, has a material credit exposure to the Fiat group. Fiat's credit exposure to the Group is classified as performing or in bonis. At December 31, 2004, the Group's exposure to Fiat was no longer a "significant risk exposure". See: Item 3, "Loan Portfolio—Loans by Category of Borrower" on page 33 above and Item 4. "C. Business Overview—Italian Banking Regulation and Corporate Governance Principals—Lending Limits" on page 98 below. Below is a discussion of the main developments concerning the relationship and the agreements between the Group and Fiat.

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

  •
  An undertaking by Fiat to deconsolidate the debt of the Italenergia group (as described below) from the Fiat group.

        In 2004, all the targets contemplated by the Fiat Framework Agreement were achieved except for Fiat's net indebtedness level which, at the end of 2004, exceeded the maximum level contemplated by the Fiat Framework Agreement. It is expected that, as a result of extraordinary transactions and the conversion of the Fiat Convertible Facility discussed below, in 2005 Fiat's net indebtedness will comply with the targets set forth in the Fiat Framework Agreement.

  The Fiat Convertible Facility

        Pursuant to the Fiat Framework Agreement, on July 26, 2002, the Participating Banks agreed to grant to Fiat a €3 billion loan (the "Fiat Convertible Facility"), consisting mainly of a conversion of Fiat's then current short-term debt owed to the Participating Banks. The Fiat Convertible Facility is a mandatorily convertible facility. The maturity of the Fiat Convertible Facility is September 2005. The Sanpaolo IMI Group's participation in the Fiat Convertible Facility amounted to €400 million.

        In addition to the Participating Banks, Monte dei Paschi di Siena S.p.A, Banca Nazionale del Lavoro S.p.A., ABN AMRO Bank N.V. and BNP Paribas S.A. participated in the Fiat Convertible Facility.

        The Fiat Convertible Facility contemplates, as its ordinary means of repayment, the conversion of the outstanding unpaid balance, at the maturity date, into Fiat ordinary shares (the "New Fiat Shares"). In a meeting held on April 26, 2005 between Fiat and the Participating Banks, the Participating Banks acknowledged that at maturity, in September 2005, Fiat will repay the Fiat Convertible Facility by issuing New Fiat Shares. The number of New Fiat Shares that will be issued in repayment of the Fiat Convertible Facility will correspond to (i) the outstanding balance at maturity, divided by (ii) the arithmetic average between €14.44 (which represents an adjustment from the originally agreed upon price of €15.5, made to take into consideration Fiat's rights issue of June 2003) and the weighted average of the share price of Fiat ordinary shares in the six or three months preceding the issuance of the New Fiat Shares. The average share price of Fiat ordinary shares in the last six months of 2004 was €6.03 per share. At December 31, 2004, the Fiat Convertible Facility represented a loss of €167 million (an increase of €14 million compared to December 31, 2003) for the Sanpaolo IMI Group. The potential loss of €167 million from the firm commitment relating to the Fiat Convertible Facility has been entirely provided for by an appropriate allowance in the allowance for general risks.

        If Fiat issues the New Fiat Shares, the holders of the Fiat Convertible Facility will offer the New Fiat Shares to the shareholders of Fiat in accordance with the pre-emptive rights granted by Italian law. If, as is expected, no pre-emptive rights are exercised, the Group's equity interest in Fiat will increase from 1.25% to 4.35%.

        Sanpaolo IMI and IFIL have agreed that, if the New Fiat Shares are issued, IFIL will use its best efforts to avoid the application of the provisions of Italian law relating to cross-ownership between listed companies. See: Item 10. "B. Foreign Investment—Securities Regulations" on page 216 below. IFIL has agreed to use its best efforts to avoid, without financial cost to Sanpaolo IMI, limitations originating from the cross-ownership between Sanpaolo IMI and Fiat and to allow Sanpaolo IMI to exercise full voting rights in respect of any shares in Fiat that Sanpaolo IMI may hold.

  Synesis Finanziaria/FIDIS Retail Italia

        Pursuant to the Fiat Framework Agreement, the Participating Banks agreed to acquire a 51% interest in FIDIS Retail Italia S.p.A ("FIDIS Retail Italia") the holding company of FIDIS' European retail consumer loans activity.

        On May 14, 2003, the Participating Banks, each holding 25% of the equity, established a company called Synesis Finanziaria S.p.A. ("Synesis") in order to acquire the interest in FIDIS Retail Italia. The total purchase price paid in different tranches in 2003 and 2004 by Synesis was approximately €375 million. The sale of the 51% equity interest in FIDIS Retail Italia allowed the Fiat group to reduce its consolidated gross financial indebtedness by approximately €6 billion.

        The Participating Banks and Synesis, on one side, and Fiat Auto, on the other side, have also entered into agreements relating to the corporate governance of FIDIS Retail Italia. Pursuant to such agreements, the board of directors of FIDIS Retail Italia consists of six members, out of which four are designated by Synesis and two by Fiat Auto. The chairman of the board of directors is one of the directors designated by Synesis; the deputy chairman of the board of directors is one of the directors designated by Fiat Auto. Subject to certain exceptions which require a qualified quorum, the board of directors of FIDIS Retail Italia adopts its resolutions, including those relating to important corporate events, by simple majority. A qualified majority of 60% of the share capital is required for certain decisions for which the extraordinary shareholders' meeting of FIDIS Retail Italia is responsible. FIDIS Retail Italia and Fiat Auto also entered into agreements in connection with their commercial relationship.

        Fiat Auto has a call option to buy back the 51% interest in FIDIS Retail Italia held by Synesis. Initially, the call option could be exercised in certain periods between January 2004 and January 2006. The exercise price of the call option was designed to give the Participating Banks a predetermined return on their investment.

        In the event of a change in control of Fiat Auto or in case Fiat Auto sells its 49% interest in FIDIS Retail Italia, Fiat Auto will be required to purchase, or to cause a third party to purchase, the 51% interest in FIDIS Retail Italia held by Synesis at a price in line with the price contemplated by the call option.

        In February 2005, the Participating Banks and Synesis, on one side, and Fiat Auto, on the other side, agreed to extend their contractual commitments for two years. Pursuant to such extension, among other things, Fiat may elect to exercise, for a premium, the call option by January 2008.

  Italenergia bis—Edison

        Italenergia Bis S.p.A. ("Italenergia Bis") is the holding company of Edison S.p.A. ("Edison"), the holding company of Italy's second largest energy group. Edison produces, imports and sells electric power and hydrocarbons.

        The current group structure is the result of a process that started in July 2001 with a public tender offer to acquire Montedison S.p.A.—which at that time controlled Edison—through a vehicle called Italenergia S.p.A., owned by Fiat (38.6%), Electricité de France ("EDF" 18%), Carlo Tassara (20%) and by a group of three banks: Capitalia (9.6%), IMI Investimenti of the Sanpaolo IMI Group (7.8%), and Banca Intesa (6%). The three banks are collectively referred to as the "Banking Shareholders".

        In June 2002, the Banking Shareholders, Fiat and EDF entered into an agreement for the reorganization of the Edison group. The plan, completed in December 2002, provided for the creation of Italenergia Bis, the new holding company where all shareholders of Italenergia transferred their interests. Edison was merged into Italenergia and the new entity was called Edison S.p.A. ("New Edison").

        Fiat sold (the "Fiat Sale") to the Banking Shareholders a 14% interest in Italenergia Bis. As part of this transaction, the Sanpaolo IMI Group purchased another 4.66% interest in Italenergia Bis, increasing its total equity interest in Italenergia Bis from 7.82% to 12.48%.

        As a result of the sale, the stake held by Fiat in Italenergia decreased from 38% to 24%. Although Fiat did not control the absolute majority of Italenergia, in accordance with the Bank of Italy's interpretation of the applicable large exposure regulations, before the sale, Italenergia group's debt was required to be consolidated with that of Fiat. The sale allowed Fiat to deconsolidate the Italenergia Bis and Edison debt. This led to a €1,098 million decrease in the exposure of the Sanpaolo IMI Group to the Fiat group and a concurrent increase in the Sanpaolo IMI Group's exposure to Italenergia Bis by the same amount.

        In connection with the sale, the Banking Shareholders, Fiat and EDF entered into shareholders' agreements. Such agreements among Italenergia Bis' shareholders include:

  •
  Put and call options agreements among EDF and the Banking Shareholders relating to the 23.4% interest in Italenergia Bis held by the Banking Shareholders before the Fiat Sale. Each Banking Shareholder, pursuant to put and call options, will have the right to sell to EDF ("EDF Put Options") its interest in Italenergia Bis. EDF will have the right to have each Banking Shareholder sell ("EDF Call Options" and, together with the EDF Put Options, the "EDF Put and Call Options") such interests. Subject to the recent developments discussed below, the EDF Put Options were exercisable in February 2005. Subject to the recent developments discussed below, the EDF Call Options were exercisable in March 2005. The exercise price of the EDF Put and Call Options were designed to give the Participating Banks a predetermined return on their investment. Furthermore, the exercise price of the EDF Put and Call Options allows the Participating Banks to benefit from any potential upside relating to the performance of the Italenergia group.

  •
  Fiat's option to sell to EDF its 24.6% interest in Italenergia Bis and options (the "Drag Along Option") for the Banking Shareholders to divest in favor of Fiat or EDF the 14% interest in Italenergia Bis acquired from Fiat.

        At the end of 2004, EDF commenced, claiming that Italian legislative and regulatory actions had frustrated the purpose of the EDF Put and Call Options, arbitration proceedings in order to obtain a ruling declaring the termination of the effectiveness of the EDF Put and Call Options or the suspension of their terms. IMI Investimenti together with the other Banking Shareholders, filed its response in the arbitration proceedings. The Group believes that EDF's claim is unfounded, and this is supported by a legal opinion of outside counsel. It is expected that the arbitration proceeding will terminate by the end of 2005.

        In February 2005, the Banking Shareholders notified EDF of their intention to exercise the EDF Put Options. The exercise of the EDF Put Options allows the Banking Shareholders to exercise the Drag Along Option. In March 2005, the Banking Shareholders notified Fiat of their intention to exercise the Drag Along Option. It is expected that, subject to adjustments, the Group will receive up to €550 million for the sale of its entire stake in Italenergia Bis. The sale is subject to the resolution of the arbitration proceedings commenced by EDF.

        On May 13, 2005, EDF and AEM S.p.A. (an Italian listed company operating in the energy sector) announced the execution of an agreement pursuant to which, as a result of certain corporate transactions, EDF and AEM S.p.A. will acquire the joint control of Edison. The closing of the transactions contemplated by the agreement, which is subject to certain conditions, would imply, among other things, the execution of the EDF Put and Call Options. If that were the case, the above-mentioned arbitration could be resolved earlier than expected.

Personal Financial Services Business Sector

        On June 30, 2004, the shareholders' meeting of Sanpaolo IMI approved the spin-off (the "Spin-Off") of the equity interest held by its subsidiary, Banca Fideuram, in Fideuram Vita to Sanpaolo IMI. The Spin-Off, further described below under "Insurance Business Sector", was completed on November 19, 2004, and was effective as of November 30, 2004. In connection with the Spin-Off the minority shareholders of Banca Fideuram received 0.07470 Sanpaolo IMI Shares for each Banca Fideuram share.

        The Spin-Off was instrumental in the Insurance Reorganization, as defined below, and strengthened Banca Fideuram's focus on its core businesses (financial consultancy services, asset management and private banking) by allowing it to save financial resources otherwise required to support the growth of insurance activities. In particular, a strategic objective of the Personal Financial Services Business Sector was identified in volume growth in the reference customers segments (which are those with a medium/high saving potential), confirming Banca Fideuram's profitability at the current levels.

Insurance Business Sector

        In the first half of 2004, the project to reorganize the Group's insurance activities (the "Insurance Reorganization") commenced. The guidelines of the Insurance Reorganization were approved by the Board of Directors on February 13, 2004. The Insurance Reorganization provided for the creation of a single holding company into which all the different companies operating in the life and property and casualty sector have been consolidated, with the aim of:

  •
  rationalizing the presence in the insurance market and achieving a critical volume capable of encouraging increased efficiency through cost synergies and scale economies;

  •
  increasing the focus on the insurance business and encouraging product innovation in sectors such as welfare and personal insurance; and

  •
  exploiting the complementary nature of insurance and financial needs.

        The Insurance Reorganization was implemented through the concentration of the insurance subsidiaries into a single company. The corporate vehicle identified for that purpose was A.I.P., previously called Noricum Vita, of which the Group held control since December 2003.

        The main steps toward achieving the Insurance Reorganization were:

  •
  the Spin-Off to Sanpaolo IMI of the stake held by Banca Fideuram in Fideuram Vita;

  •
  the Spin-Off to A.I.P. of the total stake held by Sanpaolo IMI Wealth Management in Sanpaolo Vita; and

  •
  the merger by incorporation of Sanpaolo Vita and Fideuram Vita into A.I.P.

        The Spin-Off was an important element of the Insurance Reorganization. Fideuram Vita was a subsidiary of Banca Fideuram. Banca Fideuram is listed on the Italian Stock Exchange. The Group controls 73.4% of Banca Fideuram. In order to contribute Fideuram Vita to the single insurance holding company, the Boards of Directors of Sanpaolo IMI and of Banca Fideuram approved, on May 18, 2004, a de-merger project of the equity interest held by Banca Fideuram in Fideuram Vita in favor of Sanpaolo IMI. The project was presented for approval to the extraordinary shareholders' meetings of Sanpaolo IMI and Banca Fideuram. The extraordinary Sanpaolo IMI shareholders' meeting approved the project on June 30, 2004.

        Based upon the financial results as of December 31, 2003, the reference date used for valuation purposes in the Spin-Off, the key financial terms of the Spin-Off were:

  •
  the valuation of the interest held by Banca Fideuram in Fideuram Vita (corresponding to 99.8% of the share capital of Fideuram Vita) in the amount of €678.6 million (of which €603.0 million corresponds to the embedded value of the equity interest as of December 31, 2003, net of €8.7 million of dividends distributed to Banca Fideuram by Fideuram Vita in the first quarter of 2004);

  •
  the allocation to Banca Fideuram shareholders, other than Sanpaolo IMI, of Sanpaolo IMI Shares valued at €9.27 per Share, corresponding to the official average Share price (ex-dividend) during the month preceding May 17, 2004; and

  •
  the allocation to Banca Fideuram shareholders of Sanpaolo IMI Shares proportional to the interest in Banca Fideuram held by each shareholder other than Sanpaolo IMI: the exchange ratio was determined at 0.07470 Sanpaolo IMI Shares for each Banca Fideuram share.

        Pursuant to the completion of the Insurance Reorganization, A.I.P. has been active in the insurance market since December 1, 2004.

        For a discussion of the financial contribution of the Insurance Business Sector, see: Item 5. "Operating and Financial Review and Prospectus—A. Results of Operations for the Three Years Ended December 31, 2004—Profits on Financial Transactions, Dividends from Shares and Equity Investments and Income from Companies carried at Equity" on page 119 below. In additionon to the consideration expressed under Item 5. "Operating and Financial Review and Prospectus", a way to assess the value of the Insurance Business Sector is represented by its embedded value, which comprises the sum of adjusted shareholder's equity and the value of the business at the valuation date.

        An embedded value is an estimate, made using actuarial techniques, of the value of a company, such as A.I.P., calculated on a going-concern basis, but excluding any value attributable to future new business. Embedded value earnings, defined as the change in the embedded value over a period after adjustment for any capital inflows and outflows such as dividends and capital injections, provide a measure of the company's performance in terms of its ability to generate value.

        The consolidated embedded value of the Group's Insurance Business Sector at December 31, 2004, net of minority interests, was estimated at €2,433 million, an increase of €283 million compared to the embedded value of €2,150 million at December 31, 2003. Such pro forma basis, which assumes that the Insurance Reogranization had been completed as of January 1, 2004, is necessary to account for the effects of the Insurance Reorganization. The embedded earnings of the Insurance Business Sector in 2004 were €497 million, and are determined as (i) the change in the embedded value in 2004 (€283 million) plus (ii) dividends distributed by A.I.P. in 2004 and other capital movements (€67 million), plus (iii) the income generated in other Group companies net of costs, adjustments for deferred acquisition costs, taxes and minority interests) (€147 million), associated with distribution and asset management activities.

Public Authorities and Entities Business Sector

        In 2004, the Italian market for public authorities and entities as banking clients witnessed an increase in administrative and financial decentralization and growing competition in profit margins. At the end of 2004, a commercial agreement was entered into between Banca OPI, the Group subsidiary that heads this Business Sector, and the banking networks of the Group aimed at maximizing cross-selling between the various structures in the relative areas of competence (medium- and long-term loans and bridging loans for medium- long-term transactions for Banca OPI and short-term loans for the banking networks of the Group).

        It is expected that commercial offices will be established for this sector. The offices will be dedicated to public authorities and entities and will have the task of directly initiating origination activities and supporting the operating points in their marketing function to increase the Group's commercial effectiveness in the public authorities and entities market.

Central Functions

  Cooperation with Caisse Nationale des Caisses d'Epargne ("CNCE")

        In the context of the strategic cooperation with the French group, Caisse d'Epargne, on December 9, 2004, the Parent Bank's 3.45% equity interest in CDC Ixis was exchanged for shareholdings in two of the three operating sub-holdings of CNCE: Ixis Asset Management Group (in which the Group acquired a 12% stake) and Ixis Corporate & Investment Bank (in which the Group acquired a 2.45% stake). The exchange was considered strategic to the development of collaboration opportunities, with particular reference to asset management activities.

        The exchange was part of the complex reorganization of CNCE's shareholdings structure. This entailed the incorporation into CNCE of CDC Ixis and the reorganization of CNCE market activities into three areas: asset management, investment banking and custody. The reorganization makes the Caisse d'Epargne group one of the most important universal banking groups in the French market, with a similar positioning to Sanpaolo IMI in their domestic markets, especially in terms of territorial coverage and total assets.

        Italia Holding, formerly CDC Ixis Italia Holding S.A., an affiliate of CNCE, is a party to the April 21 Agreement as defined below (see: Item 7. "Major Shareholders and Related Party Transactions—A. The Major Shareholders", on page 199 below).

  Discussions with Dexia S.A.

        In November 2004, Sanpaolo IMI held exploratory discussions with Dexia S.A., a Franco-Belgian financial institution, relating to possible forms of co-operation between Sanpaolo IMI and Dexia S.A., including a merger of the two groups. The meetings of the Board of Directors of Dexia S.A. and Sanpaolo IMI held, respectively, on November 28, 2004 and November 29, 2004 decided to discontinue the discussions, the existence of which had previously been publicly disclosed.

  Real Estate Portfolio

        On November 18, 2004, a project was completed for the sale of the real estate portfolio of the Group, which was not considered as strategic to the business of the Group. As of December 2003, the portfolio included 105 properties of the Parent Bank and 126 properties belonging to various companies of the Group. The properties belonging to the Parent Bank were sold to the Carlyle group through the sale of 100% of CSP Investimenti (the subsidiary of the Group to which the Parent Bank had assigned its portfolio). The properties belonging to the other companies of the Group were sold directly. The sale was aimed at rationalizing the management of the Group's property assets on the basis of organizational requirements and favorable market conditions. The sale price was €320 million, allowing a pre-tax capital gain of almost €100 million. Approximately one third of the capital gain was recorded in the equity of the Group's banking networks as of December 2003 for revaluation according to Law 350/2003, and the remainder was recorded as Group profit for 2004.

Recent Developments

        Sanpaolo IMI intends to develop a new business plans which is expected to be disclosed before the end of 2005.

        For a discussion of recent developments involving:

  •
  Cassa di Risparmio di Firenze, see: "Commercial Banking Business Sector—Other Initiatives in Italy—Cassa di Risparmio di Firenze" at page 73 above.

  •
  Fiat, see: "Investment Banking Business Sector—Fiat and Italenergia—The Fiat Convertible Facility" on page 76 above.

  •
  Italenergia, see: "Investment Banking Business Sector—Fiat and Italenergia—Italenergia bis—Edison" on page 77 above.

  Agreements and Alliances with International Partners

        For developments concerning the cooperation with CNCE, see: "Central Function—Cooperation with Caisse Nationale des Caisses d'Epargne ("CNCE")" on page 81 above.

  New Organizational Model

        Effective on May 1, 2004, the Group introduced a new organizational model. See: "Redesign of the Organizational Structure and Organization by Business Sectors" on page 72 above.

Public Tender Offers

        No public tender offer in respect of Sanpaolo IMI's Shares has been made from January 1, 2004 to date.

C.    Business Overview

        At December 31, 2004, the Group was one of the leading banking groups in Italy by total assets (€211.2 billion), loans to customers (€121.9 billion) and customers' financial assets (€377.4 billion), of which 35.8% was represented by direct customer deposits (€135.2 billion), 38.3% by assets under management (€144.5 billion) and 25.9% by assets under administration (€97.8 billion). At the same date, the Group had 3,205 branches in Italy, together with 113 branches and 18 representative offices abroad.

        The Group is a full service banking group which provides a broad range of credit and financial products and services to its customers in Italy and abroad. The Group's business consists of banking, asset management and capital markets activities, as well as certain other banking-related services. The Group's principal banking operations are retail banking, corporate banking, mortgage lending, medium-and long-term lending, investment banking (including advisory, structured finance and merchant banking), asset management and insurance. In addition, the Group is active in treasury and trading operations. Sanpaolo IMI's capital markets activities include participating as a specialist in the Italian government bond market, and participating as a leading underwriter and trader in the Italian domestic equity market, and as lead manager in Eurobond issues and warrants.

Business Sectors

        The Group is organized for operational, management and budget purposes by Business Sector.

        At December 31, 2004, the Group was divided into the Business Sectors described below. Each Business Sector comprises different Business Areas. Each Business Area has, within the Group, a certain level of autonomy and is subject to individual monitoring and budgeting activities.

Business Sector	Business Areas
Commercial Banking	Sanpaolo (Parent Bank operating areas and product companies)
Cassa di Risparmio di Padova e Rovigo
Cassa di Risparmio in Bologna
Cassa di Risparmio di Venezia
Friulcassa
Banca Popolare dell'Adriatico
Sanpaolo Banco di Napoli
Asset Management	Sanpaolo IMI Asset Management
Investment Banking	Banca IMI Sanpaolo IMI Private Equity IMI Investimenti
Personal Financial Services	Banca Fideuram
Insurance	A.I.P.
Public Authorities and Entities	Banca OPI

        In addition, to these Business Sectors, the Group also has a corporate center known as Central Functions, which is responsible for and includes the following activities:

  •
  holding activities;

  •
  the management of equity investments;

  •
  finance and treasury functions;

  •
  the Macchina Operativa Integrata ("MOI" or integrated operating vehicle); and

  •
  GEST Line, which manages the Group's tax collection activities.

        The following chart provides an overview of the internal operational organization of the Sanpaolo IMI Group as of December 31, 2004:

(1)
On January 24, 2005 the stake in Farbanca increased from 21.9% to 22.7%.

        The main differences compared to the prior organizational structure are:

  •
  the introduction of two new Business Sectors:

  •
  Insurance, dedicated to insurance activities; and

  •
  Public Authorities and Entities, dedicated to the support of local government structures and public bodies;

  •
  the subdivision of the previous Wealth Management and Financial Market Business Sector in to two Business Sectors:

  •
  Asset Management, dedicated to providing asset management products to the Group networks and institutional investors; and

  •
  Investment Banking, which operates through Banca IMI, the Group investment bank, and Sanpaolo IMI Private Equity, responsible for the Group's private equity activities;

  •
  the incorporation of International Activities into the Commercial Banking Business Sector.

  Commercial Banking Business Sector

        The Commercial Banking Business Sector, which constitutes the Group's core business, comprises the following banking networks:

  •
  Sanpaolo, which is widespread in north western Italy and has a significant presence in central Italy and its islands;

  •
  Cassa di Risparmio di Padova e Rovigo, Cassa di Risparmio in Bologna, Cassa di Risparmio di Venezia and Friulcassa, all located in the north east of Italy;

  •
  Banca Popolare dell'Adriatico, with a presence in the central Adriatic regions; and

  •
  Sanpaolo Banco di Napoli, with a presence in the mainland southern regions of Italy.

        The networks, dedicated to the service of retail and private customers and companies, cover all of Italy through more than 3,000 banking branches and integrated multi-channel infrastructures. The Commercial Banking Business Sector also includes:

  •
  the Large Groups unit, which is responsible for managing relations with the major groups of domestic and international importance;

  •
  the Parent Bank's International Activities and Foreign Networks, which focus on corporate lending; and

  •
  the Irish subsidiary, Sanpaolo IMI Bank Ireland, and Sanpaolo IMI Internazionale, established to develop and supervise the Group's activities in Central and Eastern Europe.

        The Commercial Banking Business Sector also includes companies operating in private banking, consumer credit, and leasing.

  Asset Management Business Sector

        Pursuant to the Insurance Reorganization, the Asset Management Business Sector includes Sanpaolo IMI Asset Management and its subsidiaries, dedicated to providing asset management products to the Group networks, as well as institutional investors.

  Investment Banking Business Sector

        The Investment Banking Business Sector operates through:

  •
  Banca IMI, the Group's investment bank;

  •
  Sanpaolo IMI Private Equity, responsible for private equity activities;

  •
  IMI Investimenti, which is dedicated to the management of major industrial shareholdings; and

  •
  the Structured Finance unit, which is dedicated to project financing and specialized structured lending.

  Personal Financial Services Business Sector

        The Personal Financial Services Business Sector manages the activities carried out by the networks of financial planners of the Banca Fideuram group to serve customers with medium/high savings potential.

  Insurance Business Sector

        The Insurance Business Sector operates through A.I.P., the company that has been operational since December 1, 2004 and, as a result of the Insurance Restructuring, comprises all the Group's insurance activities. The Insurance Restructuring led to the creation of a leading Italian insurance operator with consolidated premium of over €8.5 billion and technical reserves of €38.8 billion, corresponding to an estimated market share of 11.9% in premiums and 12.5% in reserves (source: ANIA, Italian Insurance Companies' Association). A.I.P. has over 2 million insurance contracts.

  Public Authorities and Entities Business Sector

        The Public Authorities and Entities Business Sector is dedicated to public organizations and institutions and, through Banca OPI, provides advisory services and medium- and long-term financing to public entities and public infrastructures.

  Central Functions

        Central Functions includes holding activities, finance, the management of certain shareholding investments (including the Group's shareholdings in Cassa di Risparmio di Firenze, Cassa dei Risparmi di Forlì and Banca delle Marche), the Group's IT operating platform (MOI) and GEST Line, which manages the Group's tax collection activities. The main task of Central Functions is the centralized strategic direction, governance and control of the other Group's Business Sectors.

        The loss registered by Central Functions in 2004 reflects the fact that Central Functions sustains costs using a centralized system on behalf of other Group companies and allocates the costs to the operating units only partially. This method responds to the need to safeguard cost control through a central body, which has the facilities to govern costs and monitor the pursuit of efficiency levels.

The Distribution Network

        The Group's distribution network consists, primarily, of the Commercial Banking networks, the networks of affiliate banks or banks with which the Group has entered into distribution agreements, the Group's financial planners (mainly from Banca Fideuram and Sanpaolo Invest SIM) and the foreign branches and representative offices of the Group.

        In 2004, the Group continued to develop and rationalize its distribution network. In particular:

  •
  The integration of the banking networks (Cassa di Risparmio di Padova e Rovigo, Cassa di Risparmio in Bologna, Cassa di Risparmio di Venezia and Friulcassa, also referred to as the "North-East Networks") operating in the north east of Italy and Banca Popolare dell'Adriatico was completed through the migration of the IT systems to that of the Parent Bank, together with the adoption of the Sanpaolo IMI organization and commercial structure. The distribution model of the Sanpaolo network, characterized by branch specialization according to customer type (retail, private and companies) has now been extended to all the Group's networks.

  •
  In order to rationalize its presence in Italy and strengthen the competitive position of the networks, optimizing the brand names, 113 operating points of the Sanpaolo network in the provinces of the Triveneto and Emilia were transferred to the North-East Networks; at the same time, 30 operating points of Cassa di Risparmio di Padova e Rovigo and Cassa di Risparmio in Bologna located outside their respective reference territories (namely Rome, Milan and Lodi) were transferred to the Sanpaolo network. The transfers began in November 2004 and were concluded in January 2005.

        At the end of 2004, the Sanpaolo IMI Group had a network of 3,205 banking branches in Italy, 32.7% of which are distributed throughout the north west of Italy, which is widely covered by the Sanpaolo network, 29.5% in the north east of Italy (Triveneto and Emilia), where the four North-East Networks and Cassa dei Risparmi di Forlì (in which the Group holds a 29.8% stake) are concentrated, and 25.3% in southern Italy, Sicily and Sardinia, headed, for the mainland regions, by the Sanpaolo Banco di Napoli network, and by the Sanpaolo network in Sicily and Sardinia. The remaining 12.5% of the Group's network is located in central Italy where the branches of Sanpaolo and Banca Popolare dell'Adriatico are located.

        The branches of Cassa di Risparmio di Firenze (in which the Group holds a 18.7% stake) and Banca delle Marche (in which the Group holds a 7% stake) are also located in central Italy. The Group has entered into distribution agreements with both banks.

        Through both internal and external development, the Group's networks currently cover all the Italian regions, almost all the 103 Italian provinces and over 20% of Italian municipalities.

        The Group's branches in Italy represent 10.4% of all banking branches located in Italy. In particular, the Group has 11.1% of all branches located in the north west of Italy, 11.4% of all branches located in the north east of Italy, 5.7% of all branches located in the center of Italy and 13.5% of all branches located in the south of Italy and on the Italian islands.

        In 2004, the Group confirmed its commitment to the distribution of multi-channel services, which include telephone banking and internet banking as well as traditional delivery channels. With regard to the private retail segments, at the end of 2004, banking contracts managed by branches of the Parent Bank rose above 465,000, an increase of 20% compared with December 31, 2003 on a pro forma basis, which takes into account the intra-group transfers of banking branches (see: "—Commercial Banking Business Sector" on page 72 above). In 2004, internet banking contracts with companies reached 32,000 for Parent Bank customers (an increase of 20% compared to 2003), 8,700 for Sanpaolo Banco di Napoli customers (an increase of 80% compared to 2003), and 16,300 for customers of the North-East Networks and Banca Popolare dell'Adriatico (an increase of over 180% compared to 2003).

        Retail customer service is also carried out through the network of ATMs which, at the end of December 2004, included, among others, 1,929 Parent Bank ATMs, 844 Sanpaolo Banco di Napoli ATMs and 1,085 ATMs of the North-East Networks and Banca Popolare dell'Adriatico, as well as through POS terminals (30,949 for the Parent Bank network, 11,928 for Sanpaolo Banco di Napoli, and 19,595 for the North-East Networks and Banca Popolare dell'Adriatico).

        The Group's distribution structure also comprises 4,317 financial planners, primarily in Banca Fideuram and Sanpaolo Invest SIM.

        The Group operates abroad through a network of 113 branches and 18 representative offices.

        In 2004, the Parent Bank opened representative offices in Paris and Dubai and transformed the representative office in Madrid into an operating branch.

	At December 31,
Distribution network (Italy and abroad)			% Change December 31, 2004- December 31, 2003
	2004	2003
Banking branches and area offices	3,318	3,272	1.4
Italy	3,205	3,168	1.2
—Sanpaolo IMI(1)	1,367	1,357	0.7
Abroad	113	104	8.7
Representative offices	18	18	—
Exclusive financial planners	4,317	4,675	(7.7)
—Banca Fideuram	3,244	3,413	(5.0)
—Sanpaolo Invest SIM (formerly Banca Sanpaolo Invest)	1,069	1,130	(5.4)

(1)
The figures for 2003 are pro forma and take into account the transfer by the Parent Bank of 81 branches, operating in the Triveneto, to Cassa di Risparmio di Padova e Rovigo and to Cassa di Risparmio in Bologna.

Domestic distribution network (at December 31, 2004)	Sanpaolo		North East Networks(1)		Banca Popolare dell'Adriatico		Sanpaolo Banco di Napoli		Other networks(2)		Total
North-West (Piedmont, Val d'Aosta, Lombardy, Liguria)	998	73.0%	10	1.2%	2	1.5%	—	—	38	19.6%	1,048	32.7%
North-East (Triveneto and Emilia Romagna)	21	1.5%	798	97.4%	17	12.4%	—	—	110	56.7%	946	29.5%
Center (Tuscany, Marche, Umbria, Lazio, Abruzzo, Molise)	238	17.4%	11	1.3%	118	86.1%	4	0.6%	29	14.9%	400	12.5%
South & Islands (Campania, Puglia, Basilicata, Calabria, Sicily and Sardinia)	110	8.0%	—	—	—	—	684	99.4%	17	8.8%	811	25.3%

Banking branches and area offices in Italy	1,367	100.0%	819	100.0%	137	100.0%	688	100.0%	194	100.0%	3,205	100.0%

(1)
Comprises Cassa di Risparmio di Padova e Rovigo, Cassa di Risparmio in Bologna, Cassa di Risparmio di Venezia and Friulcassa.

(2)
Includes the branches of Banca Fideuram (89), Cassa dei Risparmi di Forlí (82), Finemiro Banca (22) and Farbanca (1).

Assets managed and administered on behalf of customers

        Assets under management represent client financial assets managed by the Group on behalf of its clients. Assets under administration present client financial assets held in custody by the Group on behalf of the clients.

        At December 31, 2004, asset management volumes amounted to €144.5 billion, a slight increase of €774 million, or 0.5%, from €143.7 billion at December 31, 2003. The increase was due to the positive performance of the markets (€4.4 billion), which more than compensated for a net outflow of €3.6 billion.

        At December 31, 2004, the Group's mutual funds and fund-based portfolio management totalled €98.0 billion, a decrease of €4.7 billion, or 4.6%, from €102.7 billion at December 31, 2003. The decrease was primarily due to divestments in mutual funds (a decrease of €7.5 billion), partially compensated by an increase in subscriptions of life policies (an increase of €5.5 billion). In 2004, the recovery of the financial markets and the postponement of the expected increase in interest rates led customers to prefer equity funds and bond funds over liquidity funds.

        As regards the types of funds, at December 31, 2004, the value of bond and equity funds represented, respectively, 44.3% and 24.8% of the total value of Group funds, compared to, respectively, 41.5% and 23.6% at December 31, 2003. At December 31, 2004, the Group was the leader in the domestic market for mutual funds, with a market share of 20.1% (source: Assogestioni, Italian mutual funds association).

        In 2004, the life insurance sector confirmed the growth already shown in 2003. At December 31, 2004, life technical reserves, were €40.4 billion, an increase of €6.9 billion, or 20.6%, from €33.5 billion at December 31, 2003. The increase was primarily due to a net increase in premiums of €5.5 billion. In 2004, there was an increase in customers' interest in traditional policies such as saving policies, investment policies and pension policies, a sector in which the range of products has been expanded. These policies represented approximately half the premium inflows in the life insurance segment. The remainder mainly comprised index-linked and unit-linked policies. At December 31, 2004, the Group had a share of the domestic life insurance market of 12% in terms of technical reserves and 16% in new business (premiums on new policies) (source: ANIA, Italian Insurance Companies Association).

        At December 31, 2004, asset administration volumes reached €97.8 billion, an increase of €5.1 billion, or 5.6%, from €92.6 billion at December 31, 2003.

        The following table shows, at the dates indicated, the amounts of assets managed and administered on behalf of customers.

	At December 31,
	2004		2003		% 2004/2003
	(millions of €)	(%)	(millions of €)	(%)	(%)
Asset management	144,485	38.3	143,711	39.0	0.5
Asset administration	97,757	25.9	92,610	25.2	5.6

Total assets managed and administered	242,242		236,321

        The following table shows, at the dates indicated, a breakdown of assets under management.

	At December 31,
					% 2004/2003
	2004		2003
Asset management
	Amount		Amount
	(millions of €)	(%)	(millions of €)	(%)	(%)
Mutual funds and fund-based portfolio management	98,009	67.8	102,738	71.5	(4.6)
Portfolio management	6,035	4.2	7,437	5.2	(18.9)
Life technical reserves	40,441	28.0	33,536	23.3	20.6

Total asset management	144,485	100.0	143,711	100.0	0.5

        The following table shows, for the periods reported, the breakdown in the change in the amount of assets under management between net inflow or outflow and the performance effect.

	For the year ended December, 31,
Change in Assets under Management
	2004	2003
	(millions of €)
Net inflow (outflow) for the period	(3,635)	7,748
—Mutual funds and fund-based portfolio management	(7,503)	2,659
—Portfolio management	(1,647)	(1,251)
—Life policies	5,515	6,340
Performance effect	4,409	3,032
Change in assets under management	774	10,780

        The following table shows, at the dates indicated, a breakdown of Group mutual funds by type of fund.

Group Mutual Funds by Type	At December 31, 2004	At December 31, 2003
	(%)
Equity	24.8	23.6
Balanced	7.5	7.4
Bond	44.3	41.5
Liquidity	23.4	27.5

Total Group mutual funds	100.0	100.0

Activities in financial markets

  Dealing, Treasury and financial management activities

        Control of the treasury activities and the financial risk management of the domestic bank networks is centralized in the Parent Bank. With respect to the treasury activities of the Group, the Parent Bank guarantees access to monetary, currencies and securities markets, as well as payment systems, and controls the Group's liquidity policy. The Parent Bank accesses over the counter derivative markets mainly through Banca IMI, taking advantage of the synergies with Banca IMI's market-making activities. Positions on interest rate risks are adopted in accordance with the strategic views of the Group Financial and Market Risks Committee see: Item 11. "Quantitative and Qualitative Disclosures about Market Risk" on page 224 below.

        With reference to the centralized management of liquidity, at the end of 2004, 59% of the Parent Bank's interbank lending and 55% of its interbank borrowing were infra-Group financings and deposits. The negative net interbank position of the Parent Bank was financed by the treasury function through short-term liquidity under a strict policy of funding diversification. Approximately 74% of the overall volume of the Parent Bank's interbank lending and borrowing was in euro, of which 56% was effected through the e-Mid electronic platform. Approximately 15% of the treasury function's short-term funding was effected through the issuance of CDs and commercial paper in international markets.

        In 2004, with respect to medium- and long-term funding, which is also centralized for the domestic banking networks and the Group companies, Sanpaolo IMI issued €2.4 billion of securities through our internal network and the Sanpaolo Banco di Napoli and Banca Fideuram networks. Of this amount, €2.27 billion consisted of senior debt and €0.13 billion subordinate (Lower Tier II) debt. The Parent Bank issued €3.3 billion of securities in international markets, of which €2.3 billion consisted of senior debt and €1 billion of subordinate (Lower Tier II) debt. Other funding, for a total of €2.2 billion, was effected by the Parent Bank in the form of borrowings and deposits from international markets, direct deposits from Group banks, and deposits from international organizations. In 2004, the North-East Networks and Banca Popolare dell'Adriatico issued a total of €2 billion in medium- and long-term senior debt.

        The volume of derivatives transactions hedging interest rate risk showed a substantial increase towards the end of 2004 due to a number of factors, some of which were extraordinary. The difficulty in interpreting the evolution of macro-economic performance in 2004, which led to major changes in our interest rate risk positions, was coupled with, in the second half of 2004 the effect of reviewing our internal model of representing risk generated by core deposits, as defined under IFRS, (see: Item 11, "Quantitative and Qualitative Disclosures about Market Risk—Financial Risk Management and Control" on page 225 below) and preparing for the transition to IFRS. These factors combined to affect the timing of derivative transactions, resulting in particular in an increase in the execution of new contracts at year-end 2004. These transactions were effected by the finance department in accordance with the guidelines established by the Group Financial and Market Risks Committee (See: Item 11. "Quantitative and Qualitative Disclosures about Market Risk" at page 224 below).

        For further information about our funding activities, (see: Item 3. "Key Information—B. Selected Statistical Information—Funding by Remaining Maturity" on page 66 above").

  Placement and advisory activities

        Despite a reduction in the volume of new issuances, in 2004 Banca IMI acted as leader in the placement of 39 debt issuances, for a total amount of approximately €17 billion. Banca IMI was especially active in transactions involving foreign issuers, in particular:

  •
  in the financial institutions sector, the senior debt issues of Banca Antonveneta, Islandsbanki, AngloIrish Bank, Cassa di Risparmio di Rimini, Cassa dei Risparmi di Forlì, Mediocredito del Trentino Alto Adige, Banca delle Marche, Veneto Banca and Landsbanki Island; the subordinated debt issues of Sanpaolo IMI and Unibanca, the medium term note program of Cassa di Risparmio di Bolzano, and the securitization of leasing rates of Sanpaolo Leasint;

  •
  in the government bonds and local government sector, the placement of inflation-linked Buoni Pluriennali del Tesoro (fixed rate Italian government bonds), the private placement of Greek Government bonds, and debt issues for the municipality of Naples and the Friuli Venezia Giulia region; and

  •
  in the corporate issuers segment, the debt issues of Enel and General Electric and the high-yield issue of IT Holding.

        In the equity sector, characterized by an appreciable recovery of the main international stock indices, 2004 saw an increase in operating volumes and the number of transactions (especially in the initial public offering sector) in Europe. In 2004, the Italian market also showed signs of recovery compared to 2003. The recovery was mainly attributable to the placement of the third tranche of Enel shares, the largest share issuance in the world for 2004.

        In 2004, in Italy, Banca IMI participated in the Enel issuance, the public offerings of Terna and the Tecla real estate fund, the initial public offering of Geox, the capital increase of Buzzi Unicem, the private placements of Lottomatica and Isagro and, internationally, the institutional offerings of Genworth Financial and General Electric shares. It also participated in the placement of certain tranches in the capital increase of Mondo TV and Buongiorno Vitaminic.

        In relation to corporate finance advisory activities, in 2004 the domestic market showed a marked slow-down compared to 2003. The slow-down was partly compensated for by increased activities at the end of 2004. In this context, Banca IMI assisted Amga and Smat in the acquisition of a majority stake in Acque Potabili, Finmeccanica in its sale of approximately 10% of ST Microelectronics, SIA in the formation of a joint venture with GL Trade, Manuli in the context of the inverse merger of FinM into Manuli, Edison in the disposal of Edison T&S and the related gas transportation network, as well as in the evaluation of Edison's subsidiary Iniziative Sviluppo Energie S.p.A., Cassa di Risparmio di Firenze and Cassa di Risparmio di Genova in the purchase of, respectively, Cassa di Risparmio di La Spezia and Cassa di Risparmio di Carrara, IT Holding in the disposal of the Romeo Gigli and Gentry di Portofino trademarks, and IPSE for a fairness opinion.

        At the end of 2004 and beginning of 2005, Banca IMI continued to provide global advisory services to the Fiat group and consultancy services to the Albanian government for the privatization of the telecom and energy sectors.

        In 2004, Banca IMI also advised the Ministry for the Economy in structuring the F.I.P fund (Fondo Immobili Pubblici—public real estate fund) in the context of the privatization of public real estate assets.

        In 2005, with regard to the privatization of the real estate assets of the Italian government, Banca IMI is involved in the securitization and placement of the F.I.P. fund. Banca IMI is also providing advisory services to the Egyptian financier Naguib Sawiris in the leverage buy-out that will allow the Egyptian telecommunications company Orascom to acquire control of the Italian telecommunications company Wind S.p.A from Enel.

Significant Subsidiaries

        The following table sets forth the significant subsidiaries (as defined by Rule 1-02 of Regulation S-X) of the Group at December 31, 2004.

Name	Registered Offices	Ownership held by	%	Voting rights at shareholders' meeting %
Banca Fideuram	Italy	Sanpaolo IMI	73.37	73.37
Banca IMI	Italy	Sanpaolo IMI	100.00	100.00
Banca OPI	Italy	Sanpaolo IMI	100.00	100.00
Sanpaolo Banco Di Napoli	Italy	Sanpaolo IMI	100.00	100.00

        Banca Fideuram has a network of 4,313 financial planners and 89 branches in Italy and operates through its own specialized companies dedicated to asset management services.

        Banca IMI, the Group's investment bank, engages in securities dealing for itself and for customers, underwrites equity and debt capital offerings for companies, and also provides corporate finance advisory services.

        Banca OPI provides financial services to the public sector, with particular emphasis on the financing of infrastructure investments and public works.

        Sanpaolo Banco di Napoli is the Group's bank which covers the regions of mainland southern Italy. Established in 2003, it includes all the Sanpaolo and Banco di Napoli branches operating in Basilicata, Calabria, Campania, and Apulia into a single entity, with a distribution network of 688 branches and 60 other operating points.

Italian Banking Regulation and Corporate Governance Principles

  Italian Banking Regulations—Overview

  Structure of the Italian Banking System

        During the l990s, the Italian banking system underwent a reorganization and consolidation process as a consequence of changes in banking regulations as well as the competitive stimulus resulting from the liberalization of European financial markets and the introduction of the euro. The main steps in this evolution were the enactment of the Amato Law, the privatization process and the Legislative Decree No. 385 of September 1, 1993 (the "Consolidated Banking Law"), and Legislative Decree No. 58 of February 24, 1998 (the "Consolidated Securities Law").

        The current system allows the banks to decide which banking and related financial activities to engage in and which structures to adopt, subject only to generally applicable rules of prudence and the banks' own By-laws. The current Italian banking regulations now largely mirror the EU Second Banking Directive (Dir. No. 89/646/CEE, now consolidated in Dir. No. 2000/12/CE). The effect of the regulatory changes and Europe-wide liberalization has been a significant increase in competition and consolidation in the Italian banking industry.

  The Privatization Process

        The Amato Law encouraged consolidation and also encouraged banks controlled by governmental and public law entities to adopt a joint-stock structure and to strengthen their capital bases.

        The process was accelerated by the implementation of the Privatization Law (Law No. 474 of July 30, 1994) and the Decree of the Minister of Economy and Finance (the "Dini Directive"), enacted, respectively, in July and November 1994. These statutes permitted and promoted the sale of majority holdings of banks owned by the Ministry of Economy and Finance and by Italian banking foundations (considered public law entities) to the private sector. Certain fiscal incentives were provided for Italian banking foundations to reduce their stakes in banks that converted into joint-stock companies under the Amato Law to below 50%. Furthermore, to encourage the reform, new incentives were introduced pursuant to the Ciampi Law, which reorganized the regulatory framework of the Italian banking foundations. Those incentives were reviewed and permitted by the European Commission, which decided on August 22, 2002, that fiscal measures introduced in 1998 and 1999 in favor of banking foundations were not subject to the European Union's state aid rules). Pursuant to the Ciampi Law (Legislative Decree No. 153 of May 17, 1999), the banking foundations that modify their By-laws and progressively divest their stakes in banks and only maintain controlling interests in entities dealing with social purposes, are considered as private not for profit organizations with social purposes. The Ministry of Economy and Finance is in charge of authorizing the sales of holdings in banks owned by foundations in compliance with criteria of transparency and non-discrimination.

        In accordance with Article 25 of the Ciampi Law, as modified by Law No. 212 of 2003, the deadline for the banking foundations to dispose of their control of banking institutions was extended to December 2005 (the Ciampi Law initially set the deadline for the disposals at June 2003). Moreover, the longer term of December 2008 will be allowed for those banking foundations that will entrust their stakes in banking institutions to asset management companies ("società di gestione del risparmio") which will be in charge of managing them independently. The regulations concerning such asset management companies are still to be enacted by the Minister of Economy and Finance. A bank can be considered as controlled even in situations of joint-control exercised, directly or indirectly by two or more banking foundations, as contemplated by Article 6 of the Ciampi Law. If such joint control is ascertained, the banking foundations have to terminate the agreement pursuant to which they exercise the joint control within 90 days of the notice by the competent supervisory authority (ministerial Decree n. 150 of May 18, 2004). The banking foundations with net equity not in excess of €200 million or operations in

Italian autonomous regions ("regioni a statuto speciale") are exempted from the requirement to dispose of their control of banking institutions.

  Implementation of the EU Second Banking Directive

        Effective January 1, 1993, the old distinction between "ordinary credit institutions" and "special credit institutions" was formally eliminated and every kind of banking activity can now be performed by any bank, which can collect and solicit savings deposits from the public, issue bonds and grant medium- and long-term credit subject to regulations issued by the Bank of Italy.

        Italian banks, whether incorporated as joint-stock companies (Società per Azioni), co-operative banks (banche popolari and banche di credito cooperativo), or as residual public law entities (governed by special regulations) subject to their By-laws and to financial services regulation, may also engage in all the business activities that are subject to mutual recognition under the EU Second Banking Directive, and in certain other financial activities not listed therein.

        Credit institutions incorporated in a European Union country other than Italy may conduct banking business in Italy as well as those business activities that are subject to mutual recognition and are authorized to be carried out in their home country, provided that the Bank of Italy is informed by the entity supervising the relevant EU credit institution. Such supervising entity retains control over the relevant EU credit institution (so-called "home-country control" rule).

  Consolidated Banking Law

        Effective January 1, 1994, the Consolidated Banking Law, which repealed and replaced previous regulations, has defined the role and the powers of the supervisory authorities and has regulated the definition of banking and related activities. Moreover, the Consolidated Banking Law contains provisions regarding: the authorization of banking activities, the acquisition of equity participation in banks, specific discipline of co-operative banks, banking supervision (on an unconsolidated and consolidated basis), special bankruptcy procedures for banks, and the supervision of financial companies, the transparency of contractual terms and conditions related to banking and financial services, applicable fines and sanctions. The resulting regulatory framework of Italian banking system is described below.

  Supervisory Authorities

        Under the Consolidated Banking Law, the supervision and regulation of Italian banks are exercised by: three different Authorities, with the aim of granting the sound and prudent management of the supervised entities, the overall stability, efficiency and competitiveness of the financial system as well as the compliance with provisions concerning credit. The supervisory authorities are the following:

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

        The main set of rules implemented by the Bank of Italy with respect to banks is collected in the Istruzioni di Vigilanza per le Banche (Supervisory Directives for Banks), which is updated from time to time.

        The Bank of Italy supervises the banking institutions through its own auditing body, granting authorizations and examining the reports that banks are required to file on a regular basis. The main supervisory powers include: the review of financial statements and statistical data; the preliminary review of amendments to By-laws; inspections; and verification of capital ratios, reserve requirements exposure limits. Each year the Bank of Italy publishes a report on its supervisory activity.

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

        The Bank of Italy conducts inspections of all credit institutions through its supervisory staff of auditors. Matters covered by an examination include the accuracy of reported data, compliance with banking regulations, and By-laws. Specific areas of audit include compliance with exposure and other prudential limits.

        The Bank of Italy requires all banks to report interim balance sheets on a monthly basis.

        As a consequence of the Cirio and Parmalat defaults (see: Item 8. "Financial Information—B. Legal Proceedings" on page 204 below), there has been an intense debate on the regulatory framework applicable to banks. In this context, in March 2004 the Italian Parliament began to examine a new bill, which was intended, among other things, to revise the entire system of supervisory authorities. The current version of the bill provides for minor changes to the system of supervisory authorities in comparison with the original version.

  Banking and Related activities

        Pursuant to Section 10 of the Consolidated Banking Law, banking is broadly defined as fund raising and granting credit.

        Under the Consolidated Banking Law, banks are also allowed to carry out other activities, including: financial leasing and payment services; issuance of credit cards and traveler's checks; trading in money market instruments, foreign exchange, futures, options and securities; participation in issuances of securities and related services; advisory services related to capital structure, industrial strategy and business combinations; money brokerage; portfolio management and portfolio advisory services; safekeeping and administration of securities.

        In addition to banking and related activities, banks are permitted to provide investment services and to hold control shareholdings in banking, financial and insurance companies. Italian banking groups are therefore entitled to provide services that are subject to different supervisory authorities. In particular, the Bank of Italy supervises the banking and related activities and exercises prudential supervision on intermediaries providing investment services, Commissione Nazionale per le Società e la Borsa ("CONSOB", the Italian securities regulator) is responsible for disclosure and fair dealing in providing investment services, while the Istituto per la Vigilanza sulle Assicurazioni Private e di Interesse Collettivo ("ISVAP") is the supervisory authority responsible for insurance services.

        It should be also noted that, under the Consolidated Banking Law, banking groups comprise either: (i) an Italian parent bank and the banking, financial and instrumental companies it controls or (ii) a parent financial company and the banking, financial and instrumental companies it controls, provided that banking activity is significant within the group, as determined by the Bank of Italy in compliance with CICR directives. All the companies belonging to a banking group are subject to the supervision on a consolidated basis of the Bank of Italy.

        In compliance with EU Directive 2002/82 on financial conglomerates and the Basle II Agreement, insurance companies will be included in the prudential supervisory area and will be subject to capital adequacy requirements as determined by the supervisory authority.

        The adoption of IAS/IFRS (as defined below) entails that insurance companies will be included in the scope of consolidation of Italian banking groups, while Italian GAAP only makes reference to banking activities.

  Participation in the Share Capital of a Bank

        Pursuant to Section 19 of the Consolidated Banking Law, and in compliance with EU Directive 2000/12, the Bank of Italy's prior authorization is required in the event that acquisition of shares (together with the shares already held) reaches or exceeds 5% of the voting rights or leads to control over an Italian bank. Prior authorization by the Bank of Italy is also required when the 10%, 15%, 20%, 33% or 50% threshold of voting rights is triggered.

        Pursuant to Bank of Italy regulations, the authorization from the Bank of Italy must also be obtained before any irrevocable commitment to buy a significant stake in a bank. In the case of purchases (or sales) which could lead to controlling interest in a bank, the request for authorization to the Bank of Italy must also be preceded (by not more than 30 days) by a preliminary notification to the Bank of Italy concerning the main elements of the transaction (timetable, methods and sources of finance).

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

        The Bank of Italy as well as, when the bank is a listed company, CONSOB (the Italian securities and stock exchange regulator), must be notified of any agreement, however concluded, which involves an Italian bank or could lead to a joint exercise of voting rights in a bank or in the parent company of such bank.

  Deposit Insurance

        The Interbank Deposit Guarantee Fund (Fondo Interbancario di Tutela dei Depositi, (the "Guarantee Fund"), established in 1987 by the principal Italian banks, protects depositors against the risk of insolvency of a bank and the loss of their deposited funds. Sanpaolo has been a member of the Guarantee Fund since 1987.

        As a result of certain amendments to the Consolidated Banking Law, in 1996 (pursuant to EU Directive No. 94/19), a bank's membership in the Guarantee Fund became compulsory and must have a minimum coverage of Lit. 200 million (€103,291) per depositor.

        Deposits covered by the Guarantee Fund are mainly those of ordinary customers, namely repayable funds in the form of deposits, bank drafts and other similar instruments; bearer deposits, bonds and deposits placed by other credit institutions for their own account have been excluded. Furthermore, the guarantee scheme does not cover, among others, deposits of government and local authorities, financial and insurance companies, and mutual funds.

  Capital Adequacy Requirements

  Solvency Ratios

        The implementation of the Basle Committee's risk-based capital guidelines, which occurred in 1988, is based on the EU's "Own Funds Directive" and the "Solvency Ratio Directive" consolidated in the EU Directive 2000/12. Under these risk-based capital guidelines, implemented since 1992 by the Bank of Italy, a bank's capital adequacy assessment is based on the ratio of its total capital to the risk-adjusted value of its assets and off-balance sheet exposures. A bank's capital is composed of primary capital and supplementary capital. The consolidated total of primary and supplementary capital of a bank may not be less than 8% (or 7% on an unconsolidated basis) of the bank's risk-weighted assets.

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

        According to the new agreement adopted by the Basle Committee in June 2004, when measuring regulatory capital for banks, it is appropriate to deduct such bank's equity and other regulatory capital investments in insurance subsidiaries and also significant minority investments in insurance entities. Under this approach, the bank would remove from its balance sheet assets and liabilities of, as well as third-party capital investments in, an insurance subsidiary. Alternative approaches can be applied, but should include a group-wide perspective for determining capital adequacy and avoid any double-counting of capital.

        The European Commission approved, on July 14, 2004, a proposal for a new directive (the "Capital Adequacy Directive") in order to implement the Basle 2 regulatory framework in each EU country by the end of 2006. During 2003, Sanpaolo IMI launched the Basle 2 Project, with the objective of preparing the Group for adoption of the Advanced Approaches from the date the new capital accord comes into effect. (See: Item 11. "Quantitative and Qualitative Disclosures about Market Risk—The Basle 2 Project" on page 224 below).

  Market Risk Capital Requirements

        In March 1997, on the basis of EU directive 93/6 and in response to the increased activity of Italian banks in securities intermediation, the Bank of Italy requested specific consolidated capital requirements, in order to carry out securities intermediation activities. The requirements concern the various classes of risk involved and apply to all securities not held to maturity (i.e., trading account securities and available-for-sale investment securities).

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

        In February 2000, the Bank of Italy introduced the possibility (subject to prior authorization) for banks to use their own internal models to calculate capital requirements to cover market risks. The models may use commodity position risk and total portfolio exchange rate risk. In 2000, certain other modifications to the regulatory framework on market risk concerning the calculation of commodity position risk and new methods of valuing options became effective. See: Note 16 on page F-103 to the Consolidated Financial Statements.

  Lending Limits

        The Bank of Italy issued certain instructions in respect of the EU Large Exposure Directive in October 1993. From November 1993 until the end of 1998, all loans made by a bank to a single borrower or group of affiliated borrowers (together with all other exposures as defined by the EU Large Exposure Directive) could not exceed 40% of the bank's own funds (as defined pursuant to the EU Own Funds Directive). These regulations were consolidated in EU Directive 2000/12. Since January 2002, the above-mentioned ceiling has been lowered to 25% of the bank's own funds.

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

        These concentration limits apply to banking groups on a consolidated basis, although the activities related to the trading portfolio of banks and of securities dealing firms (società di intermediazione mobiliare, "SIMs") belonging to a banking group are not taken into account in assessing the group's exposures. Such activities are specifically regulated by regulations implementing EU Directive 93/6. In addition, banks belonging to a banking group are individually subject to a 40% limit on weighted exposures to a single borrower or group of affiliated borrowers.

        For a discussion of the Group's large exposures as of December 31, 2004 see: Item 3. "Key Information—B. Selected Statistical Information—Loan Portfolio—Loans by Category of Borrower" on page 33 above and Note 19 to Consolidated Financial Statements on page F-125.

  Medium- and Long-Term Credit and Funding Activity

        The applicable regulations allow all banks to provide medium- and long-term credit to borrowers. Nevertheless, specific conditions are required for banks providing medium and long term credit to companies if the credit exceeds the threshold of 30% of total funding. In this regard, no restrictions are provided in relation to those banks whose shareholders' equity exceeds €1 billion as well as to former special credit institutions, regardless of the amount of their shareholders' equity, and to those banks whose liability structure is principally founded on funding raised in the medium- and long-term markets.

        Furthermore, the regulations include provisions concerning the control of changes in maturities as well as methods that empower the Bank of Italy to identify the banks most exposed to the risk of losses linked to interest-rate fluctuations. As of June 2004, all the provisions concerning changes in maturities had to be applied by banking groups on a consolidated basis.

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

  Administrative and Accounting Organization and Internal Audit

        The Bank of Italy's regulatory supervision has, in recent years, focused on verifying the existence of conditions of efficiency and self-regulation of banking groups. The focus of the Bank of Italy led Italian banking groups to review their internal controls. The terminology used by the Bank of Italy, "Internal Control System", introduces a strong concept of innovation in the Italian regulatory system: no longer formal controls, but an integration of sub-systems of control which, operating in an integrated manner at all levels throughout the organization, can manage all kinds of risks. In this context, the internal audit department is required to focus on the organization structure. The structure must be designed to evaluate the capacity of the company to reach its given objectives with effectiveness and efficiency. Within Sanpaolo IMI, these responsibilities are assigned to the Internal Audit Department, which is independent from the operating structures and has free access—within its mandate—to data, archives and company assets. (See: Item 6. "Directors, Senior Management and Employees—C. Board Practices—Committee for Internal Control and Internal Audit Department" on page 188 below).

  Mandatory Reserves

        The ECB and the Bank of Italy require that banks based in Italy must maintain mandatory cash reserves, directly or indirectly through an intermediary bank, with the Bank of Italy.

        The amount of the reserve is calculated on a monthly basis at a 2% rate on the total of the following items subject to the reserve requirements: deposits and outstanding debt securities, excluding liabilities due to other banks, to the ECB and to other national central banks. There is no reserve requirement for deposits and debt securities issued with a maturity of more than two years or repayable with a notice of more than two years and for repurchase agreements.

        The reserve can be amended by banks for the whole amount during a particular month as long as the average amount of the daily balances is not less than the required reserve. The Bank of Italy pays interest on the reserve at the average refinancing rates set by the ECB for that month. Sums in excess of the reserve required do not receive interest. In the event of a violation of the requirements of the mandatory reserve, the ECB may impose proportional fines on the bank (or intermediary bank).

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

        In 1998, the regulations introduced by the Eurosim Law were reorganized within the framework of the Consolidated Securities Law. The Consolidated Securities Law that was recently revised as a result of important amendments to Italian corporate law contains rules concerning the prudential supervision applicable to intermediaries that provide investment services (including the requirement to use guarantee systems as protection against crises) and to intermediaries that offer collective investment management services (mutual funds and open-end investments companies). In particular, the Bank of Italy is responsible for issues related to limitation of risk and financial stability while CONSOB is responsible for issues related to disclosure and proper business conduct. Other sections of the Consolidated Securities Law concern standards for organization and management of financial markets, centralized management of financial instruments, methods for soliciting investments and corporate governance of companies that have listed securities.

  Regulated Markets

        The organization and management of Italy's regulated markets is reserved to joint stock corporations: Borsa Italiana S.p.A. runs the Milan stock exchange (which includes the electronic equity market "MTA" or "telematico", (which is subdivided among the Blue Chip, Star and Ordinary segments), Nuovo Mercato and Mercato Expandi, the Securities Derivatives Market (SeDeX), the Italian Derivatives Market (IDEM), the After Hours Market (TAH), the MTF (which is a segment of the MTA dedicated to funds) and the Fixed Income Market (MOT and EuroMOT). All the Italian regulated markets are entered onto a list kept by CONSOB. CONSOB continues to exercise supervisory control over listed companies, intermediaries and the markets, as well as the correctness and intelligibility of the information required of companies issuing listed securities and other forms of solicitation relating to securities. CONSOB is also empowered to verify compliance with the legislation regarding insider trading and to report infringements to the public prosecutors. In this regard, the Italian Parliament recently issued a new law (Law n. 62 of April 18, 2005) on price-sensitive information and market abuse, amending the Consolidated Securities Law, in order to implement EU Directive 6 of January 28, 2003. The new law sets forth precautionary measures aiming at strengthening the level of protection and the proper use and disclosure of price-sensitive information.

  Intermediaries

        Securities market participants in Italy include (subject to partially different conditions) investment firms such as SIMs, financial intermediaries the persons entered in the Special Register and banks. Banks, the investment firms and authorized financial intermediaries are allowed to provide investment services, including: professional brokerage and dealing in securities, underwriting and placement, asset management, retail distribution of securities and advisory services regarding investments in securities. As mentioned before, these intermediaries are regulated by CONSOB and the Bank of Italy, and have to observe prudential regulations and rules on transparent and fair business dealing (such as disclosure duties and rules on conflict of interest).

        Because of the recent reform of Italian corporate law, a new important provision had an impact on the liability regime related to dealing and brokerage of corporate bonds applicable to intermediaries. Under the new rules, with reference to private placements of corporate bonds, the intermediary that sells such corporate bonds to "retail" investors, carrying out dealing and brokerage services, is liable, where the amount of bonds issued exceeds a certain level, to such investors for the insolvency of the issuer.

        As for the legal framework regarding investment services, a new European directive was enacted in 2004 (Directive 39 of April 21, 2004), repealing and replacing EU directive 93/22. The EU member states, Italy included, are required to implement the new regulations by April 30, 2006.

  Mutual Funds

        The marketing, promotion, organization and ownership of mutual funds and the management of SICAVs (even if established by third parties) are reserved for a specific category of authorized intermediaries, SGR (società di gestione del risparmio) and SICAV (società di investimento a capitale variabile). The rules concerning the investment limits of mutual funds, with respect to single sectors or companies and overall minimum portfolio diversification, are set by the Ministry of Economy and Finance. The reform introduced by the Consolidated Securities Law allows SGRs, supervised by the Bank of Italy for those aspects concerning financial stability and risk management policies, to operate in the sector of asset management. Regulations on mutual funds were recently revised by the Bank of Italy. A new regulation was issued on April 14, 2005. The regulation is aimed at ensuring, among other things, full compliance with EU provisions.

  Corporate Governance

        The following is a discussion of Italian corporate governance regulatory framework. For a discussion of the comparative analysis between NYSE corporate governance standards and Sanpaolo IMI corporate governance practice see: Item 6. "Directors, Senior Management and Employees—C. Board Practices—Comparative Analysis between NYSE Corporate Governance Standards and Sanpaolo IMI Corporate Governance Practice" on page 189 below.

  Italian regulatory framework

        A specific section of the Consolidated Securities Law is devoted to the corporate governance of listed companies. This section contains, among others, provisions concerning both voluntary and mandatory tender offers; the disclosure of interests held by the shareholders, of interlocking interests and of shareholder agreements. The board of statutory auditors was given broader powers to examine the management of the company, and further measures to protect minority shareholders were added. The Consolidated Securities Law introduced a special system for the voting of proxies at the shareholders' meetings of listed companies and for the solicitation and collection of such proxies; CONSOB regulations specify the methods and procedures.

        In 1999, a committee, coordinated by the Chairman of Borsa Italiana (the "Committee") and composed of representatives of Italian banks, industries, insurance companies and associations of issuers and investors, prepared a Code of Self-Regulation for listed companies (the "Code"), a model of corporate governance that emphasizes the role and the responsibilities of the board of directors and ensures a balanced division of power among the executive and non-executive members of the board of directors, the auditing department and the relation with all the shareholders. The Code recommends the constitution within the board of directors of certain technical committees. According to the Code, the board of directors is required to appoint, within the board of directors itself, a committee for internal control (Comitato per il controllo interno). The purpose of such committee is to advise and make proposals. The committee for internal control is composed of non executive directors, the majority of which is independent. The chairman of the board of auditors or another auditor appointed by the chairman of the board of auditors participates in the committee's meetings. As for the composition, tasks and powers of the committee for internal control in Sanpaolo IMI; see: Item 6. "Directors, Senior Management and Employees—C. Board Practices—Committee for Internal Control and Internal Audit Department" at page 188 below.

        The importance of the Code, whose application is voluntary, was immediately acquired by the market. The Board of Directors of Sanpaolo IMI adhered to the Code in 2000. Borsa Italiana currently requires all companies applying for listing on MTA to submit a statement comparing their corporate governance model to the model of the Code. In 2002, the Committee revised the Code to reinforce the independence of the non-executive members of the Board of Directors, the correct handling of confidential information, the responsibility of the board of Directors for the internal control system and the compliance with criteria of substantial and procedural fairness with reference to the transactions with related parties. In April 2005 Borsa Italiana promoted the constitution of a new committee to revise the Code and, eventually, adopt a new code taking into consideration new EU law provisions.

        Moreover, in January 2003, the Italian Government approved a reform of corporate law (the "Reform"), governing limited liability and joint-stock companies and co-operatives. The Reform, whose provisions became part of the Italian Civil Code, introduced more flexible corporate models as well as rules concerning, among others, simplification of the incorporation procedures and the issuance of new financial instruments by limited liability and joint-stock companies. The Reform became effective on January 1, 2004. Provisional regulations were enacted to allow companies to gradually conform to the Reform. Full compliance with the Reform was required by September 30, 2004.

        The main innovations introduced by the Reform with regard to companies relate to their corporate governance. Together with the "ordinary" system, which is the traditional organizational structure which entails three different corporate bodies with different tasks and powers, the shareholders' meeting, management and supervisory bodies (the board of directors or sole director and the board of statutory auditors), the new rules provide for two other models: the "single" system and the "dual" system. Each company is able to elect which corporate governance system, among those listed below, it wants to implement.

        The Italian Legislative Decree No. 37/04, approved on February 6, 2004, modified the Consolidated Banking Law and the Consolidated Securities Law to coordinate their provisions on banks and listed companies with the provisions of the Reform. The amendments to the Consolidated Banking Law and the Consolidated Securities Law include, among others, amendments relating to the duties and responsibilities of the administrative and supervisory bodies of the companies provided by the new models of governance. Moreover, on December 28, 2004, the Italian Government issued Legislative Decree No. 310/2004, which further modified the Consolidated Banking Law and the Consolidated Securities Law in order to complete the reform process and remove all the inconsistencies noticed during the first year of effectiveness of the Reform.

        The following are the three models of governance which companies are able to adopt pursuant to the Reform:

  •
  The "ordinary system" is based on the shareholders' meeting, which appoints the administrative body (the board of directors or the sole director) and the supervisory body (the board of statutory auditors).

  •
  The "dual system" involves a management board which manages the company, plus a supervisory board, appointed at the shareholders' meeting. The supervisory board must have at least three members, one of whom must be listed on the Italian auditors' register. The supervisory board is responsible for appointing and removing the members of the management board, approving the accounts and bringing any claims against the members of the management board. The supervisory board is, substantially, assigned the tasks and powers which are reserved to the shareholders' meeting in the "ordinary" system;

  •
  The "single system" involves a board of directors with administrative tasks, appointed at the shareholders' meeting, plus a 'supervisory management board' within the board of directors itself. The supervisory management board is appointed by the board of directors unless otherwise provided by the By-laws.

        Italian banks are not allowed to adopt the new corporate models provided by the Reform until new regulations on corporate governance and organization implementing the Reform are enacted by the Bank of Italy.

        Therefore, Sanpaolo IMI—whose corporate governance framework reflects the mandatory provisions of Italian corporate law and securities laws—is required to maintain the "ordinary" system. The organizational structure of the Parent Bank is based on:

  •
  The shareholders' meeting;

  •
  The Board of Directors, which is responsible for the strategic direction of the Group and its ordinary and extraordinary administration (except for those powers expressly attributed to the exclusive responsibility of the shareholders' meeting) and which consists of executive and non-executive Directors;

  •
  The Technical Committees (among which are the Remuneration and Personnell Policies Technical Committee and the Committee for Internal Control, see: Item 6. "Directors, Senior Management and Employees—C. Board Practices" on page 187 below), consisting of Directors, as well as consultative and management functions designed to support the Board of Directors; and

  •
  The Board of Statutory Auditors (Collegio Sindacale) (see: Item 6. "Directors, Senior Management and Employees—A. Directors and Senior Management" on page 176 below).

D. Organizational Structure

        See: Item 4. "C. Business Overview" on page 82 above.

E. Property, Plants and Equipment

        Sanpaolo IMI owns the headquarters buildings of the Sanpaolo IMI Group, located in Turin, and secondary offices located in Rome and in Bologna. In addition, Sanpaolo IMI owns or leases other properties in Italy and abroad which are used for Group operations or leased to third parties.

        Sanpaolo IMI has conducted an audit of any environmental issues that may affect the use of its assets. Full details of this analysis are published in its "Social Report" (Bilancio Sociale) which is available in English on Sanpaolo IMI's website: www.grupposanpaoloimi.com, under "corporate social responsibility". The Social Report considers direct environmental impact (energy consumption, recyclable publication expenses, waste disposal, atmospheric emissions and water consumption) and indirect impact (financings of environmentally sensitive projects and ethical investment funds).

        Management believes that Sanpaolo IMI is compliant with all relevant environmental standards in Italy and abroad and pursues a policy of adherence to best international practices.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        The following discussion is based on and should be read in conjunction with, the Consolidated Financial Statements included in this report, which have been prepared in accordance with Italian GAAP. Italian GAAP differs in certain significant respects from U.S. GAAP. For a summary of the significant differences between Italian GAAP and U.S. GAAP, see: Note 29 to the Consolidated Financial Statements on page F-164 below. The Consolidated Financial Statements have not been reclassified in order to comply with the format required for the consolidated statements of income and balance sheets of bank holding companies pursuant to Regulation S-X under the U.S. securities laws, but have been presented in the same format as that used in the consolidated financial statements included in our annual report to shareholders prepared pursuant to Italian law (which we refer to as our Italian annual report).

Presentation of Results

        In the discussion that follows, for each of the financial years ended December 31, 2004 and December 31, 2003, we review:

  •
  the audited, consolidated statement of income for the year, comparing the results for each line item with those of the audited, consolidated statement of income for the preceding year;

  •
  a comparison between the unaudited, reclassified statement of income for the year and the unaudited, reclassified statement of income for the preceding year; and

  •
  for the year ended December 31, 2003, an additional comparison between the audited or reclassified consolidated statement of income for the year, as applicable, and the unaudited, pro forma consolidated statement of income for the preceding year.

        We also discuss our operating results broken down by the Business Sectors identified in Item 4. "Information on Sanpaolo IMI—C. Business Overview" on page 82 above.

        The reclassified income statements presented in this discussion are derived from and reconciled to the audited income statements, and are prepared consistently with and as authorized by Italian law and regulations. With two main exceptions, the differences between our audited and reclassified income statements are formatting and presentation differences. The two main exceptions relate to the reclassification of certain income and expense amounts with respect to our securities dealing and merchant banking activities to line items that we believe are more closely related to such activities. For a fuller explanation, see: Item 3. "B. Selected Financial Data—Reconciliation Between Audited and Reclassified Income Statements" on page 14 above. The reclassified income statements also form the basis of management's discussion and analysis of operating results in our Italian annual report.

        The pro forma income statements presented in this discussion were neither required to be, nor were, prepared in accordance with Article 11 of Regulation S-X under the U.S. securities laws. They were prepared pursuant to and in accordance with Italian law and regulations and are reconciled to the audited and reclassified income statements as shown in "—Explanatory Notes to the Pro Forma Income Statements" on page 158 below. In effect, each pro forma income statement was prepared as if the changes in the scope of consolidation that occurred in the succeeding financial year had occurred in the financial year presented in the pro forma income statement. This allows the results of each financial year to be compared with the results of the preceding financial year as if the scope of consolidation of the preceding financial year had been the same.

        For this reason, management believes the pro forma results for the year ended December 31, 2002 are meaningful in showing the trends underlying Sanpaolo IMI's results in 2003. The pro forma income statements also form the basis of the preceding year's income statement in management's discussion and analysis of operating results in our Italian annual report.

        Our Consolidated Financial Statements included in this report do not present a breakdown of operating results by Business Sector, as there is no such requirement under Italian law or Italian GAAP and thus no Italian accounting principle applicable to segment reporting. Management does not prepare operating results by Business Sector derived from our Consolidated Financial Statements for any purpose. However, for purposes of strategic and operational planning, management prepares reclassified income statements broken down by Business Sector. These Business Sector income statements reflect the organizational structure of the Group and are based on the reclassified income statements that form the basis of management's discussion and analysis of operating results in our Italian annual report. Consequently, the discussion of our operating results by Business Sector in this report is based solely on our reclassified income statements. See: "—A. Results of Operations for the Three Years Ended December 31, 2004" on page 109 below.

General Factors Affecting Sanpaolo IMI's Business

  The International Economy

        In 2004, the global economy grew at a particularly fast rate. According to the most recent estimates, world output grew at a pace well above 4%, over one percentage point more than 2003. The recovery was led by the United States, China and India, which provide a strong impulse to international trade. Emerging countries showed the highest development rates of the last twenty years; countries in transition maintained sustained growth rates; even mature economies—despite considerable cyclical differences—on the whole registered stronger economic activity than in 2003.

        Considering the numerous adverse shocks—the rise in the price of commodities, especially oil, the fall in value of the U.S. dollar and the considerable geopolitical instability in the Middle East—the global economy has shown a surprising capacity for absorption, albeit with certain geographical differences.

        The United States reported a solid economic performance in 2004. Its GDP grew at an annual rate of 4.4%, benefiting from the impulse of the expansionary fiscal and monetary policies of the past three years. However, its public sector and foreign trade deficits have worsened. In 2004, the public sector deficit reached $412 billion and the foreign trade deficit exceeded $617 billion.

        Despite the dramatic rise in the prices of commodities and imported goods, inflation remained under control in the United States. Consumer prices showed relatively contained increases on the whole, although there was some inflationary pressure at the end of the year. Inflation rose to 3.3% in December 2004 from 1.9% at the end of 2003. During 2004, the Federal Reserve Board changed the stance of its monetary policy. From June 2004 onwards, a series of increases took the policy rate from 1% to 2.25% by December 2004, a level that nevertheless remains historically low. Despite the recovery in money market rates, long-term rates, following a dramatic increase in the first half of 2004, showed a downward trend in the second half of the year.

        The release of figures on the growing deficit, as well as rumors of possible changes in the composition of some of the major central banks currency reserves, weakened the U.S. dollar against most free-floating currencies. At the end of December 2004, the euro and the yen had increased in value by 7.9% and 4.9%, respectively, against the U.S. dollar and the dollar-pegged Chinese yuan.

  The Euro Zone and the Italian Economy

        In 2004, the Euro zone (by which we mean the EU member states that have adopted the euro as their currency) grew at a slower than expected rate of 1.8%, 0.5% more than the previous year. In the first part of 2004, the international trade balance favored exports, offsetting the stagnant trend in domestic demand. However, in the second half of the year, the lower contribution of exports, partly linked to the increase in value of the euro against the U.S. dollar and the Chinese yuan, led to a fall in manufacturing.

        Among Euro zone members, Germany and Italy had the lowest growth rates: 1% and 1.1%, respectively, over the whole year, with a contraction of economic activity in the last quarter. The growth performance of the two countries was largely affected by the weakness of domestic demand. France and Spain showed livelier trends with growth rates of 2.3% and 2.6%, respectively, due to the positive dynamics of household consumption, which was sustained by a large increase in real estate prices.

        The public balance of payments worsened, despite an improvement in the market situation compared with 2003, approaching an average deficit of 3% for the whole European Union. Among Euro zone countries, public sector net debt reached 3.9% in Germany and 3.7% in France.

        Inflation in 2004 was 2.1%, largely in line with 2003, but with a more volatile pattern owing to the extensive swings in oil prices. The European Central Bank ("ECB") kept the policy rate at 2% for the whole of 2004.

        The modest growth of Italy's GDP in 2004 was largely due to the stagnation that has characterized the manufacturing industry for several years. During 2004, companies in Italy were negatively affected by weak domestic demand, but benefited from the positive dynamics of foreign demand, which, however, grew at a lower rate compared with the overall trend in international trade. The decrease in Italy's share of international trade is related, on the one hand, to the erosion of its competitiveness and, on the other, to the lower growth in international demand for typical Italian products. At sectorial level, there was a significant decrease in the fashion and mechanical sectors. On the other hand, the construction sector, in expansion since 1999, showed a positive trend.

        Lower income from one-off taxes, compared with 2003, was a burden for Italy's public finances. Government net debt worsened in 2004, increasing to 3% of GDP from 2.9% in 2003. However, public sector debt as a percentage of GDP continued to fall gradually (105.8% in 2004 compared to 106.3% in 2003).

        The rate of inflation in Italy was 2.2% in 2004. The inflationary trend in consumer prices slowed considerably towards the end of the year, falling below the Euro zone average.

  The Italian Banking Sector

        In 2004, a weak economy constrained the dynamics of banking loans in Italy, which, however, still increased at a rate higher than nominal GDP.

        Loans increased by 5.5% in 2004 compared with 6.3% in 2003. The overall trend was sustained by a significant increase in household loans (+13.4%). Mortgages, still in considerable expansion (+19.8%), were encouraged, on the one hand, by the substantial increases in prices and sales in the real estate market and, on the other, by the persistence of particularly favorable financing conditions. Consumer credit, while continuing to account for a small part of total household debt (below the average of the main European countries), increased at a sustained pace (+15.4%). The other categories of household loans grew at a lower rate (+4.4%).

        Loans to non-financial companies showed, on the whole, a smoother trend (+4.7%), paying heavily for the stagnation of manufacturing activity and the probable postponement of companies' investment decisions. Among the various business sectors, loans to services connected with the transportation sector were the most heavily penalized (-15.3%). On the other hand, in line with the positive dynamics of the relevant economic sector, loans to other services, including real estate services, showed the most significant growth (+16.6%). After years of decline, in 2004 loans to the public sector began to grow again (+1.7%). Long-term credit to companies grew at considerably higher rates (+8.1%) compared with short-term credit (+0.4%), indicating the continuation of the re-composition of the financial structure of companies towards longer-term funding.

        In 2004, non-performing loans decreased by 2%. The main risk ratios (including the net non-performing loans/net loans ratio) consequently reflected a slight improvement in credit quality.

        The climate of uncertainty that characterized 2004 favored a significant increase in the preference for liquidity and prudent financial investment by households. In this setting, bank deposits increased by 6.9% due to the contribution of total deposits (+4.8%), led by demand deposits (+6%) and bonds, which continued to grow considerably (+10.3%).

        With money market reference rates substantially stable, the average rate on banks' interest-bearing liabilities in 2004 remained at the levels of year-end 2003. On the other hand, the average yield on banks' interest-earning assets continued to fall, especially for the household sector. At the end of 2004, the short-term interest spread on household and non-financial company loan rates was 10 basis points lower than at year-end 2003.

  The International and Italian Equity Markets

        The main international share indices reflected an alternating trend in the first nine months of 2004 before ending the year with a net gain compared to 2003. The S&P 500 gained 9%, the Nikkei 7.6%, the DJ Euro Stoxx 9.9% and the Mibtel 18.1%. Globally, equity markets benefited largely from two factors: a positive trend in company earnings, generated not only by cost reductions but also—especially in the United States—by increases in operating revenues and the particularly low level of nominal and real interest rates.

        Owing to the recovery of prices, the stock market capitalization of Italian companies listed on domestic exchanges rose to €581 billion in 2004, a strong increase also as a percentage of GDP (43.1% at year-end 2004 compared with 37.6% at year-end 2003). There were eight new listings, in Italy in 2004 compared to four in 2003. Capital raised through public offerings in 2004 amounted to €12 billion compared to €2.8 billion in 2003, on the basis of 18 transactions compared with six transactions in 2003. The total funds raised by listed companies through capital increases, on the other hand, fell to €3.3 billion in 2004 compared with €9.8 billion in 2003, on the basis of 23 transactions compared to 28 in 2003. The average daily value of shares traded was €2.9 billion in 2004 compared with €2.7 billion in 2003.

  The Italian Asset Management Sector

        In a scenario characterized by uncertain economic conditions, a considerable increase in real estate prices and a prudent attitude by Italian households in favor of lower-risk financial investments, the asset management industry grew at a lower rate in 2004 than in 2003.

        At December 31, 2004, the value of investment funds managed by Italian intermediaries was €515.4 billion, an increase of 1.3% compared with year-end 2003. The increase was due to a positive revaluation of share and bond prices, which was partially offset by significant disinvestment outflows. As of December 31, 2004, there was a net outflow of funds, primarily attributable to the second half of the year, totaling €10.5 billion. The capital outflow affected all categories of funds, apart from so-called flexible funds, which are income funds that can invest in a variety of interest-paying instruments. The deficit was particularly large for liquidity funds (- €6.5 billion euro).

A.    Results of Operations for the Three Years Ended December 31, 2004

1.     Changes in the Scope of Consolidation

        Our results of operations fully consolidate all Italian and foreign subsidiaries engaged in banking, finance or related activities in which we hold, directly or indirectly, more than 50% of the voting rights or which we otherwise control, with the exception of certain minor subsidiaries not material to us, or which are subject to liquidation proceedings or agreements for their disposal. The scope of full consolidation also excludes SGA, the company that acquired the non-performing loans of the former Banco di Napoli. See: Note 17 to the Consolidated Financial Statements on page F-111 below.

        All Italian and foreign subsidiaries engaged in banking, finance or related activities which we jointly control with other shareholders are consolidated under the proportional method. Under this method, our proportional share of the results of operations, assets and liabilities of such entities is included in our financial statements.

        Other entities not engaged in banking, finance or related activities, or over which we exercise significant influence by holding, directly or directly, between 20% and 50% of the voting rights, are accounted for under the equity method. In addition, in accordance with Bank of Italy regulations, all Italian and foreign subsidiaries engaged in insurance-related activities are consolidated under the equity method, independently of the percentage of the Group's equity interests in such subsidiary. Under this method, our equity in the earnings of such entities (i.e., our proportional share in their profits or losses) is included in our financial statements. For a more detailed explanation of the basis on which we consolidate our subsidiaries and other entities, see: Note 2 to the Consolidated Financial Statements on page F-7 below.

  2004 Compared with 2003

        There were no material changes in the Group's scope of consolidation in the year ended December 31, 2004 compared with 2003.

  2003 Compared with 2002

        The main changes in the scope of consolidation in the year ended December 31, 2003 compared with 2002 were:

        First, the full consolidation in the 2003 financial statements of the following companies, which had been consolidated under the equity method in the 2002 financial statements:

  •
  Eptaconsors S.p.A. ("Eptaconsors") and its subsidiaries, following the increase in the equity interest held by the Group which, in the first half of 2003, rose from 40.48% to 100%. In the fourth quarter of 2003, Eptaconsors and its subsidiary, Eptasim S.p.A., were merged into Invesp S.p.A; and

  •
  Inter-Europa Bank RT and its principal subsidiaries, following the increase in the equity interest held by the Group in 2003 from 32.51% to 85.87%.

        Second, the proportional consolidation in the 2003 financial statements of Cassa dei Risparmi di Forlì S.p.A. ("Cassa dei Risparmi di Forlì"), following the acquisition of joint control by the Parent Bank, which, in May 2003, increased its equity interest from 21.02% to 29.77%. In the 2002 financial statements, Cassa dei Risparmi di Forlì had been consolidated under the equity method.

        Third, accounting using the equity method in the 2003 financial statements of the following companies, which had been fully consolidated in the 2002 financial statements:

  •
  IW Bank S.p.A., following the disposal at the beginning of 2003 of the 80% equity interest previously held by Banca IMI; and

  •
  Banque Sanpaolo S.A. and its subsidiaries, following the disposal in December 2003 of a 60% equity interest previously held by the Parent Bank.

        Fourth, accounting using the equity method in the 2003 financial statements of Finconsumo Banca S.p.A. ("Finconsumo"), as a result of the entry into a sale agreement and termination of joint control by the Parent Bank, after which a 20% equity interest was sold. In the 2002 financial statements, Finconsumo had been proportionately consolidated.

        Fifth, Synesis Finanziaria S.p.A., the holding company of FIDIS Retail Italia, was included in the scope of consolidation for the first time in 2003, under the equity method, following the Group's acquisition of a 25% equity interest.

2.     Year Ended December 31, 2004 Compared with Year Ended December 31, 2003

  Overview

        The results of the Group for the year ended December 31, 2004 showed an improvement compared to 2003 in all the principal indicators for profitability, efficiency and asset quality. Net income was €1,393 million, an increase of 43.3% compared to 2003; and RoE was 12.2%, 3 percentage points higher than in 2003. We also improved our cost to income ratio, which fell to 63.5% from 65.3% in 2003. Our net non-performing loans/net loans ratio remained effectively stable at 1%.

        This performance was made possible by a positive trend in revenues, primarily due to commissions and profits from companies carried at equity, and the constant monitoring of expenses leading to a reduction in operating costs, as well as an increase in net extraordinary income compared with net extraordinary expenses in 2003 that were primarily attributable to staff leaving incentive plans. Net income for the year was above our budget target, continuing the growth begun in 2003.

  Net Interest Income

        The following table sets forth the components of the Group's net interest income for the years ended December 31, 2004 and 2003, based on its audited income statement.

Audited Consolidated Statement of Income

		2004	2003	%
		(millions of €)
10.	Interest income and similar revenues	7,195	7,443	(3.3)
20.	Interest expense and similar charges	(3,508)	(3,701)	(5.2)

		3,687	3,742	(1.5)

        In 2004, the difference between interest income and interest expenses, which we refer to as net interest income, decreased by 1.5% to €3,687 million compared with €3,742 million in 2003.

        Net interest income in 2004 was positively affected by the results of Banca IMI, which produced net interest income of €118 million, a 353.8% increase compared with net interest income of €26 million in 2003. This increase was due to a further reduction in Banca IMI's financing needs, attributable to the continuing decrease in its arbitrage activities with respect to equities as a result of changed market and other conditions. Banca IMI's net interest income is related to securities dealing activities rather than banking activities. Management believes that excluding the impact of Banca IMI's net interest income is helpful to a better understanding of the components of and reasons for the year-on-year changes in net interest income from the Group's banking activities. See: Item 3. "Selected Financial Data—Reconciliation Between Audited and Reclassified Income Statements" on page 14 above.

        Excluding Banca IMI's net interest income, as shown in our reclassified income statement discussed below, the Group's net interest income in 2004 was €3,569 million, a 4.0% decrease compared with €3,716 million in 2003. This decrease in net interest income was due to the net effect of changes in the average spread and a net reallocation of average balances towards lower-yielding activities, which reduced net interest income by €187 million, partially offset by the net effect of changes in the average balances of interest-earning assets and interest-bearing liabilities, which increased net interest income by €40 million.

        Both components of net interest income, interest income and interest expense, decreased in 2004 compared with 2003. Interest income decreased by 3.3% to €7,195 million from €7,443 million, and interest expense decreased by 5.2% to €3,508 million from €3,701 million. The decrease in interest income resulted primarily from a decrease in market interest rates and, to a lesser extent, from a net reallocation of volumes towards lower-yielding activities. The decrease in interest expense was primarily attributable to the decrease in market interest rates.

        The interest rate that serves as the benchmark for short-term loans, the three-month Euribor rate, decreased to an average rate of 2.11% in 2004 from an average rate of 2.33% in 2003. This decrease was reflected in the average yield on the Group's interest-earning assets and the average cost of interest-bearing liabilities in 2004, which, excluding the average balances and interest income and expense of Banca IMI, were 4.23% and 2.01%, respectively, compared to 4.53% and 2.20%, respectively, in 2003. Since the decrease in the average yield on our interest-earning assets was greater than the decrease in the average cost of our interest-bearing liabilities, our average interest spread in 2004 decreased to 2.22% from 2.33% in 2003.

  Average Balances and Interest Rates

        The following tables show, on the basis of Sanpaolo IMI's reclassified financial statements, the average balances and interest rates, by category and by currency, of the Group's interest-earning and non-interest-earning assets and interest-bearing and non-interest-bearing liabilities for the years ended December 31, 2004, 2003 and 2002. Our loans and other interest-earning assets are presented net of any write-offs and any allowance for probable loan losses (including, for performing loans, any allowance for general risks). For purposes of these tables, (i) average balances have been determined based on daily figures for interest-earning assets and interest-bearing liabilities of Sanpaolo IMI, Sanpaolo Banco di Napoli S.p.A., Banca Fideuram S.p.A. ("Banca Fideuram"), Banca OPI, Banca Popolare dell'Adriatico S.p.A., Cassa di Risparmio di Padova e Rovigo S.p.A., Cassa di Risparmio di Venezia S.p.A., Cassa di Risparmio in Bologna S.p.A., and Friulcassa S.p.A., and on quarterly figures for all the other assets and liabilities of the Group; management believes that the average figures below present substantially the same trend as would be presented by daily averages; (ii) interest income and expense in the following tables vary from the amounts presented in the Consolidated Financial Statements (see footnotes to tables below for further details); (iii) tax-exempt income has not been calculated on a tax-equivalent basis because the effect of such calculations would not be significant; and (iv) the average balance of non-accruing loans has been included in the average balance of non-interest-earning assets.

	Year ended December 31,
	2004			2003			2002(1)
	Average Balance	Interest(2)	Average Yield(3)	Average Balance	Interest(2)	Average Yield(3)	Average Balance	Interest(2)	Average Yield(3)
	(millions of €, except percentages)
Assets:
Interest-earning assets
Interest-earning deposits and loans to credit institutions	14,812	292	1.97	12,452	260	2.09	12,120	399	3.29
—Euro	10,355	200	1.93	7,095	161	2.27	11,421	386	3.38
—Non Euro	4,457	92	2.06	5,357	99	1.85	699	13	1.86
Reverse repurchase agreements	7,721	155	2.01	10,787	253	2.35	5,992	185	3.09
—Euro	6,976	143	2.05	10,281	247	2.40	5,264	173	3.29
—Non Euro	745	12	1.61	506	6	1.19	728	12	1.65
Trading account securities and investment	16,512	508	3.08	14,528	460	3.17	16,722	726	4.34
—Euro	14,344	445	3.10	11,559	385	3.33	12,393	575	4.64
—Non Euro	2,168	63	2.91	2,969	75	2.53	4,329	151	3.49
Loans and leases to non-credit institutions	116,784	5,641	4.83	116,659	6,034	5.17	116,467	6,756	5.80
—Euro	110,952	5,423	4.89	109,224	5,790	5.30	105,796	6,386	6.04
—Non Euro	5,832	218	3.74	7,435	244	3.28	10,671	370	3.47
Other interest-earning assets from Banco di Napoli(4)	938	34	3.62	1,551	58	3.74	2,735	100	3.66
Total interest-earning assets	156,767	6,630	4.23	155,977	7,065	4.53	154,036	8,166	5.30
—Euro	143,565	6,245	4.35	139,710	6,641	4.75	137,609	7,620	5.54
—Non Euro	13,202	385	2.92	16,267	424	2.61	16,427	546	3.32
Non-interest-earning assets	52,860			47,004			53,329

Total assets	209,627			202,981			207,365

(1)
For the year ended December 31, 2002, the average balance, interest and average yield for certain items differ from those reported in our 2002 annual report because of reclassifications made to ensure consistency with and comparability to the methodology used for the year ended December 31, 2003. The impact of such changes, which include the reclassification of the former Cardine group's non-accruing loans from interest-earning assets to non-interest-earning assets and the reclassification of capitalization certificates from securities to loans, is the following:

•
loans and leases to non-credit institutions: the average balance decreased from €118,868 million to €116,467 million; interest decreased from €6,732 million to €6,756 million; and the average yield increased from 5.66% to 5.80%;

•
trading account securities and investments: the average balance decreased from €17,351 million to €16,722 million; interest decreased from €750 million to €726 million; and the average yield increased from 4.32% to 4.34%; and

•
non-interest-earning assets: the average balance increased from €50,299 to €53,329.

(2)
Total interest income varies by €565 million, €378 million and €527 million from income as shown in the Consolidated Financial Statements for the years ended December 31, 2004, 2003 and 2002, respectively, due to the following differences:

•
the reclassification of interest income of Banca IMI that relates to securities dealing activities of €552 million, €402 million and €447 million in 2004, 2003 and 2002, respectively; and

•
the reclassification of interest income (and expense) on derivatives contracts hedging interest rate risk, which in the Consolidated Financial Statements are netted together, but which in the above table are netted against interest income (or expense) of the respective assets or liabilities hedged by the derivatives. Such amounts decreased interest income and interest expense by €13 million in 2004; increased interest income and interest expense by €24 million in 2003; and decreased interest income and interest expense by €80 million in 2002.

(3)
Represents interest income as a percentage of average interest-earning assets.

(4)
This line item comprises the credits from SGA. SGA is the company established to recover non-performing loans of Banco di Napoli. See: Note 17 to the Consolidated Financial Statements on page F-111.

	Year ended December 31,
	2004			2003			2002
	Average Balance	Interest(1)	Average Cost(2)	Average Balance	Interest(1)	Average Cost(2)	Average Balance	Interest(1)	Average Cost(2)
	(millions of €, except percentages)
Liabilities and shareholders' equity:
Interest-bearing liabilities
Deposits, short-term borrowings and medium- and long-term debt from credit institutions	21,680	499	2.30	24,177	576	2.38	19,643	596	3.03
—Euro	15,442	373	2.42	15,938	393	2.47	12,792	416	3.25
—Non Euro	6,238	126	2.02	8,239	183	2.22	6,851	180	2.63
Short-term borrowings and medium- and long-term debt from non-credit institutions	70,580	712	1.01	66,822	763	1.14	66,888	1,022	1.53
—Euro	65,943	608	0.92	61,644	682	1.11	60,742	866	1.43
—Non Euro	4,637	104	2.24	5,178	81	1.56	6,146	156	2.54
Repurchase agreements	8,332	172	2.06	11,214	248	2.21	8,671	290	3.34
—Euro	8,332	172	2.06	11,214	248	2.21	8,671	290	3.34
—Non Euro	—	—	—	—	—	—	—	—	—
Securities and subordinated liabilities(3)	51,434	1,678	3.26	50,010	1,762	3.52	54,085	2,485	4.59
—Euro	49,941	1,651	3.31	48,526	1,723	3.55	51,864	2,406	4.64
—Non euro	1,493	27	1.81	1,484	39	2.63	2,221	79	3.56
Total interest-bearing liabilities	152,026	3,061	2.01	152,223	3,349	2.20	149,287	4,393	2.94
—Euro	139,658	2,804	2.01	137,322	3,046	2.22	134,069	3,978	2.97
—Non-Euro	12,368	257	2.08	14,901	303	2.03	15,218	415	2.73
Non-interest-bearing liabilities:
Other liabilities	45,977			39,596			46,853
Minority interest in consolidated subsidiaries	224			313			490
Total non-interest-bearing liabilities	46,201			39,909			47,343
Shareholders' equity:
Common shares	5,181			5,144			5,144
Other shareholders' equity	6,219			5,705			5,591
Total shareholders' equity(4)	11,400			10,849			10,735

Total liabilities and shareholders' equity	209,627			202,981			207,365

(1)
Total interest expense varies by €447 million, €352 million and €562 million from expense as shown in the Consolidated Financial Statements for the years ended December 31, 2004, 2003 and 2002, respectively, due to the following differences:

•
the reclassification of interest expense of Banca IMI that relates to securities dealing activities of €434 million, €376 million and €482 million in 2004, 2003 and 2002, respectively; and

•
the reclassification of interest income (and expense) on derivatives contracts hedging interest rate risk. For details, see footnote 2 to the "assets" table of our average balance sheet at page 113 above.

(2)
Represents interest expense as a percentage of average interest-bearing liabilities.

(3)
Represents senior and subordinated debt issued by the Group.

(4)
Average shareholders' equity includes net income.

  Change in Net Interest Income—Volume and Rate Analysis

        The following table shows the allocation, by category of interest-earning assets and interest-bearing liabilities and by currency, of changes in the Group's net interest income due to changes in average volume, changes in average rate and changes in both average volume and average rate for the year ended December 31, 2004 compared to the year ended December 31, 2003 and for the year ended December 31, 2003 compared to the year ended December 31, 2002.

	Year ended December 31,
	2004/2003				2003/2002
	Increase/(decrease) due to changes in				Increase/(decrease) due to changes in
	Volume(1)	Rate(2)	Volume/ Rate(3)	Net Change(4)	Volume(1)	Rate(2)	Volume/Rate(3)	Net Change(4)
	(millions of €)
Interest Income
Interest-earning deposits and loans to credit institutions	49	(15)	(2)	32	11	(145)	(5)	(139)
—Euro	74	(24)	(11)	39	(146)	(127)	48	(225)
—Non-Euro	(17)	11	(1)	(7)	87	—	(1)	86
Reverse repurchase agreements	(72)	(37)	11	(98)	148	(44)	(36)	68
—Euro	(79)	(36)	11	(104)	165	(47)	(44)	74
—Non-Euro	3	2	1	6	(4)	(3)	1	(6)
Trading account securities and investment	63	(13)	(2)	48	(95)	(196)	25	(266)
—Euro	93	(27)	(6)	60	(39)	(162)	11	(190)
—Non-Euro	(20)	11	(3)	(12)	(47)	(42)	13	(76)
Loans and leases to non-credit institutions	6	(397)	(2)	(393)	11	(734)	1	(722)
—Euro	92	(448)	(11)	(367)	207	(783)	(20)	(596)
—Non-Euro	(53)	34	(7)	(26)	(112)	(20)	6	(126)
Other interest earnings from Banco di Napoli(5)	(23)	(2)	1	(24)	(43)	2	(1)	(42)
Total interest income	36	(468)	(3)	(435)	103	(1,186)	(18)	(1,101)
—Euro	183	(559)	(20)	(396)	116	(1,087)	(8)	(979)
—Non-Euro	(80)	50	(9)	(39)	(5)	(117)	—	(122)
Interest Expense
Deposits, short-term borrowings and medium- and long-term debt from credit institutions	(59)	(19)	1	(77)	137	(128)	(29)	(20)
—Euro	(12)	(8)	—	(20)	102	(100)	(25)	(23)
—Non-Euro	(44)	(16)	3	(57)	37	(28)	(6)	3
Short-term borrowings and medium- and long-term debt from non-credit institutions	43	(87)	(7)	(51)	(1)	(261)	3	(259)
—Euro	48	(117)	(5)	(74)	13	(194)	(3)	(184)
—Non-Euro	(8)	35	(4)	23	(25)	(60)	10	(75)
Repurchase agreements	(64)	(17)	5	(76)	85	(98)	(29)	(42)
—Euro	(64)	(17)	5	(76)	85	(98)	(29)	(42)
—Non-Euro	—	—	—	—	—	—	—	—
Securities and subordinated liabilities(6)	50	(130)	(4)	(84)	(187)	(579)	43	(723)
—Euro	50	(116)	(6)	(72)	(155)	(565)	37	(683)
—Non-Euro	0	(12)	—	(12)	(26)	(21)	7	(40)
Total interest expense	(4)	(289)	5	(288)	86	(1,105)	(25)	(1,044)
—Euro	52	(288)	(6)	(242)	97	(1,006)	(23)	(932)
—Non-Euro	(51)	7	(2)	(46)	(9)	(107)	4	(112)

(1)
Represents the average balance for the year minus the average balance for the previous year, multiplied by the average yield for the year.

(2)
Represents the average yield for the year minus the average yield for the previous year, multiplied by the average balance for the year.

(3)
Represents the difference between Net Change and the sum of Volume and Rate.

(4)
Represents interest for the year minus interest for the previous year.

(5)
Consists of the receivable from SGA. SGA is the company established to recover non-performing loans of Banco di Napoli. See: Note 17 to the Consolidated Financial Statements on page F-111 below.

(6)
Represents senior and subordinated debt issued by Group.

        Excluding Banca IMI, the average balance of the Group's interest-earning assets remained effectively stable, increasing by only €790 million, or 0.5%, compared with 2003. This increase was primarily due to:

  •
  an increase of €2,360 million, or 19.0%, in interbank deposits and loans to credit institutions;

  •
  an increase of €1,984 million, or 13.7%, in trading account securities and investments, which was primarily attributable to Banca OPI's financing activities, including the purchase of bonds issued by the public sector (mainly local authorities in Italy and foreign governments and agencies) and by companies operating in the financing and construction of public works;

  •
  a decrease of €3,066 million, or 28.4%, in financings in the form of reverse repurchase agreements, which was primarily attributable to the interbank sector; and

  •
  a €613 million decrease in the receivable from SGA, the company established to recover non-performing loans of Banco di Napoli, as the loan balance is gradually paid down. See: Note 17 to the Consolidated Financial Statements on page F-111.

        The average balance of loans and leases to non-credit institutions remained virtually unchanged at €116,784 million in 2004 a mere increase of €125 million, or 0.1%, compared to 2003. This reflected an increase in the level of lending to households and non-financial institutions, offset by a decrease in the level of lending to family businesses and financial companies and, to a lesser extent, governments and other public bodies.

        Excluding Banca IMI, the average balance of the Group's interest-bearing liabilities also remained stable, decreasing by only €197 million, or 0.1%, compared with 2003. This result was affected by:

  •
  a decrease of €2,882 million, or 25.7%, in funding in the form of repurchase agreements, primarily attributable to the interbank sector;

  •
  a decrease of €2,497 million, or 10.3%, in deposits and other borrowings from credit institutions;

  •
  an increase of €3,758 million, or 5.6%, in deposits and other borrowings from non-credit institutions, primarily due to increases in demand deposits and saving accounts, which were only partially offset by decreases in certificates of deposit and commercial paper; and

  •
  an increase of €1,424 million, or 2.8%, in securities and subordinated liabilities, primarily due to the issuance by the Group (including the Parent Bank) in 2004 of €4.57 billion of senior debt and €1.13 billion in subordinated (lower Tier II) debt.

        The increases in interbank deposits and loans to credit institutions and the decrease in reverse repo financings, repo funding and funding from deposits and other borrowings from credit institutions were all primarily due to an increase in our funding in deposits and other borrowings from non-credit institutions (and, to a lesser extent, in securities and subordinated liabilities), as customers shifted out of managed assets and continued their shift from certificates of deposit towards more liquidity, primarily in the form of demand deposits. This led us to reduce our funding from other banks, to reduce the amount of certificates of deposit issued by foreign branches and subsidiaries of the Group and to increase our lending to other banks in forms other than reverse repos.

        Excluding Banca IMI, the difference between the average balance of non-interest-bearing liabilities and shareholders' equity on the one hand and the average balance of non-interest-earning assets on the other hand, which we refer to as the funding imbalance, was €4,741 million in 2004 compared to €3,754 million in 2003, an increase of €987 million. The effect of this increase was to increase the amount of non-interest-bearing liabilities available to fund interest-earning assets, which positively affected our net interest income.

        The following table sets forth the components of that Group's net interest income for the years ended December 31, 2004 and 2003, based on our reclassified income statement.

Reclassified Consolidated Statement of Income		2004	2003	%
		(millions of €)
10.	Interest income and similar revenues	7,195	7,443	(3.3)
30.c)	Dividends from equity investments under 20% of stake, treated as interest	—	—	—

10.a)	Interest margin of Banca IMI Group(1)	(118)	(26)	353.8
20.	Interest expense and similar charges	(3,508)	(3,701)	(5.2)

	Net interest income	3,569	3,716	(4.0)

(1)
Reclassification of (positive)/negative net interest income of Banca IMI Group to "Profits (losses) on financial transactions and investment income" as it is related to securities dealing activities rather than banking activities.

        On the basis of the reclassified income statement, in 2004, net interest income decreased by 4.0% from €3,716 million in 2003 to €3,569 million. The components of and reasons for this decrease in net interest income are the same as described under our audited income statement above.

        The following table shows the Group's average yield, net interest margin and average interest spread, including the effect of hedging (see footnote 2 to the "Assets" table of our average balance sheet on page 113 above), for the years ended December 31, 2004, 2003 and 2002.

	Year ended December 31,
	2004	2003	2002
	(percentages)
Average yield(1)	4.23	4.53	5.30
—Euro	4.35	4.75	5.54
—Non-euro	2.92	2.61	3.32
Net interest margin(2)	2.28	2.38	2.45
—Euro	2.40	2.57	2.65
—Non-euro	0.97	0.74	0.80
Average interest spread(3)	2.22	2.33	2.36
—Euro	2.34	2.53	2.57
—Non-euro	0.84	0.58	0.59

(1)
Represents interest income as a percentage of average interest-earning assets.

(2)
Represents net interest income as a percentage of average interest-earning assets.

(3)
Represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.

  Net Commissions (and Other Dealing Revenues)

        The following table sets forth the components of the Group's net commissions for the years ended December 31, 2004 and 2003, based on our audited income statement.

Audited Consolidated Statement of Income		2004	2003	%
		(in millions of €)
40.	Commission income	3,998	3,722	7.4
50.	Commission expense	(761)	(685)	11.1

		3,237	3,037	6.6

        In 2004, the difference between commission income and commission expense, which we refer to as net commissions, increased by €200 million, or, 6.6% to €3,237 million from €3,037 million in 2003.

        The growth in net commissions occurred across all areas, except for "other commissions, net". Net commissions from asset management, securities brokerage and advisory services, which accounted for 58.8% of total net commissions, increased by €128 million, or 7.2%, to €1,904 million in 2004 from €1,776 million in 2003. This increase was due to:

  •
  an increase of €167 million, or 11.3%, in net commissions from asset management to €1,646 million in 2004 from €1,479 million in 2003. This increase was primarily due to (i) the reallocation of assets under management to higher added-value instruments, including an increase in financial policies and similar insurance contracts in the life sector, and (ii) the positive performance of the financial markets, reflected in a 0.5% increase in the value of assets under management to €144,485 million at December 31, 2004 from €143,711 million at December 31, 2003. Both of these factors more than compensated for a €3.6 billion net outflow of assets under management; and

  •
  a decrease of €39 million, or 13.1%, in net commissions from securities and currency brokerage and custody activities to €258 million in 2004 from €297 million in 2003, primarily due an overall decrease in transaction volumes.

        Among the other components of net commissions, net commissions from loans and guarantees increased by €52 million, or 18.5%, to €333 million in 2004 from €281 million in 2003; net commissions from collection and payment services increased by €9 million, or 3.8%, to €248 million in 2004 from €239 million in 2003; and net commissions from current and savings accounts increased by €43 million, or 8.8%, to €531 million in 2004 from €488 million in 2003. These increases were due both to increased transaction volumes and the impact of tariff increases. Other net commissions decreased by €28 million, or 11.1%, to €224 million in 2004 from €252 million in 2003, primarily due to a decrease in other services and tax collection services.

        In 2004, the ratios of net commissions to, respectively, administrative costs and payroll costs were 70.9% and 115.6%, respectively, a significant improvement compared with 65.9% and 106.9%, respectively, in 2003.

        The following table sets forth the components of the Group's net commissions for the years ended December 31, 2004 and 2003, based on our reclassified income statement.

Reclassified Consolidated Statement of Income		2004	2003	%
		(in millions of €)
40.	Commission income	3,998	3,722	7.4
50.	Commission expense	(761)	(685)	11.1
70.a)	Income from sale of merchant banking activities, other income from leasing activities	13	20	(35.0)
110.a)	Loss from merchant banking activities, other charges on the leasing activities	(10)	(21)	(52.4)

Net commissions and other dealing revenues		3,240	3,036	6.7

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

        On the basis of our reclassified consolidated statement of income, in 2004, net commissions and other dealing revenues increased by 6.7% to €3,240 million from €3,036 million in 2003. Except for the immaterial impact of our merchant banking and leasing activities, the components of and reasons for this increase are the same as discussed under our audited income statement above.

  Profits on Financial Transactions, Dividends from Shares and Equity Investments, and Income from Companies Carried at Equity

        The following table sets forth the Group's profits on financial transactions, dividends from shares and equity investments, and income from companies carried at equity for the years ended December 31, 2004 and 2003, based on our audited income statement.

Audited Consolidated Statement of Income			2004	2003	%
			(in millions of €)
30.		Dividends and other revenues	152	309	(50.8)
	a)	from shares, quotas and other equities	79	223	(64.6)
	b)	from equity investments	73	86	(15.1)
60.		Profits (losses) on financial transactions	235	198	18.7
170.		Income (losses) from investments carried at equity	278	197	41.1

			665	704	(5.5)

        In 2004, profits on financial transactions, dividends on shares and equity investments, and income from companies carried at equity decreased by €39 million, or 5.5%, to €665 million from €704 million in 2003. This decrease was due to an overall decrease of 50.8% in dividends and other revenues from shares and other equities to €152 million in 2004 from €309 million in 2003, partially offset by a 41.1% increase in income from companies carried at equity to €278 million in 2004 from €197 million in 2003 and an 18.7% increase in profits on financial transactions to €235 million in 2004 from €198 million in 2003.

        Dividends and other revenues from shares and other equities, together with profits on financial transactions, reflect the Group's dealing activities in securities, foreign exchange and derivatives. In the aggregate, income from these activities amounted to €314 million in 2004, a decrease of €107 million, or 25.4%, from €421 million in 2003. This decrease was due to a 64.6% decrease in dividends and other revenues from shares and other equities to €79 million in 2004 from €223 million in 2003, primarily attributable to a continued decrease in Banca IMI's arbitrage activities with respect to equities, as a result of changed market and other conditions, partially offset by an 18.7% increase in profits on financial transactions to €235 million in 2004 from €198 million in 2003. The increase in profits on financial transactions was primarily due to net realized and unrealized gains of €222 million on securities transactions effected primarily by Banca IMI in 2004 compared to net realized and unrealized losses of €22 million in 2003, partially offset by net realized and unrealized losses of €52 million on derivatives transactions related to securities transactions effected primarily by Banca IMI in 2004 compared to net realized and unrealized gains on such transactions of €150 million in 2003.

        Income from companies carried at equity and dividends and other revenues from equity investments (which represent income from minority shareholdings), in the aggregate, amounted to €351 million in 2004, an increase of €68 million, or 24.0%, from €283 million in 2003. This decrease was due to:

  •
  a 41.1% increase in income from companies carried at equity to €278 million in 2004 from €197 million in 2003, primarily due to the results of the Group's insurance companies concentrated in A.I.P.; and

  •
  a 15.1% decrease in dividends and other revenues from equity investments, representing other revenues from unconsolidated minority shareholdings such as Santander Central Hispano S.A., to €73 million in 2004 from €86 million in 2003, entirely due to the elimination of the tax credit on dividends as the result of the introduction of a new Italian corporate tax (IRES).

        The following table sets forth the Group's profits on financial transactions, dividends from shares and equity investments, and income from companies carried at equity for the years December 31, 2004 and 2003, based on our reclassified income statement.

Reclassified Consolidated Statement of Income		2004	2003	%
		(in millions of €)
30.a)	Dividends and other revenues from shares, quotas and other equities	79	223	(64.6)
60.	Profits (losses) on financial transactions	235	198	18.7
60.a)	Writedowns to securities considered as adjustments to loans	—	—	—
10.a)	Interest margin of Banca IMI Group	118	26	(353.8)

	Profits (losses) on financial transactions and dividends on shares	432	447	(3.4)

30.b)	Dividends and other revenues from equity investments	73	86	(15.1)
170.	Income (losses) from investments carried at equity	278	197	41.1

	Profits (losses) of companies carried at equity and dividends on equity investments	351	283	24.0

		783	730	7.3

        On the basis of our reclassified consolidated statement of income, in 2004, profits on financial transactions, dividends from shares and equity investments, and income from companies carried at equity increased by €53 million, or 7.3%, to €783 million from €730 million in 2003. Except for the impact of reclassifying Banca IMI's net interest income, the reasons for and components of this increase are the same as discussed under our audited income statement above.

  Operating Expenses

        The following table sets forth the principal components of the Group's operating expenses for the years ended December 31, 2004 and 2003, based on our audited income statement.

Audited Consolidated Statement of Income			2004	2003	%
			(in millions of €)
80.		Administrative costs	(4,565)	(4,610)	(1.0)
	a)	payroll	(2,803)	(2,841)	(1.3)
	b)	other	(1,762)	(1,769)	(0.4)
		other administrative costs	(1,510)	(1,512)	(0.1)
		other indirect taxes	(252)	(257)	(1.9)
70.		Other operating income	399	396	0.8
110.		Other operating expenses	(76)	(68)	11.8
90.		Adjustments to intangible and tangible fixed assets	(656)	(642)	2.2

			(4,898)	(4,924)	(0.5)

        In 2004, operating expenses decreased by €26 million, or 0.5%, to €4,898 million from €4,924 million in 2003. This was primarily due to successful efforts to reduce administrative costs, thus permitting the Group to absorb the material impact of the integration and restructuring costs attributable to the Group's expansion in recent years.

        Administrative costs in 2004 totaled €4,565 million, a decrease of €45 million, or 1.0%, from €4,610 million in 2003, in contrast with an annual inflation rate Italy of 2.1% in 2004. All of the main components of administrative costs showed improvements in 2004: payroll costs decreased by €38 million, or 1.3%, to €2,803 million in 2004 from €2,841 million in 2003; other administrative costs decreased by €2 million, or 0.1% from €1,512 million in 2003; and indirect taxes decreased by €5 million, or 1.9%, to €252 million in 2004 from €257 million in 2003.

        Payroll costs decreased primarily due to a net decrease in the average number of Group employees of 2.8% compared with 2003. The decrease was primarily attributable to staff leaving incentives in connection with the Income, Employment and Re-training Fund for Staff in the Banking Industry ("Solidarity Fund"), a fund established to support the income of employees who accepted early retirement. To qualify for the Solidarity Fund, the employees must be entitled to retire within 60 months from their early retirement date. The decrease in average terms of the number of employees more than compensated for the ordinary dynamics of payroll costs, which were adversely affected by (i) a 1.9% increase that was attributable to provisions for the estimated inflation-adjusted pay increase for 2004 related to the renewal in February 2005 of the national collective labor agreement governing the Italian banking sector, which expired in December 2003, (ii) increased payments, made from April 1, 2004 onwards, contractually due as the result of the non-renewal of that national collective labor agreement within the prescribed time period, (iii) increased costs (such as employee moving expenses) related to the IT migration processes and unification of the banking networks' distribution model, and (iv) an increase in the variable component of payroll costs, reflecting the improvement in the Group's financial results.

        The decrease in other administrative costs was primarily attributable to a decrease in IT costs to €419 million in 2004 from €430 million in 2003, primarily due to the integration of the Group's banking networks; and a decrease in general expenses to €247 million in 2004 from €258 million in 2003. These decreases were almost completely offset by an increase in indirect payroll costs to €104 million in 2004 from €94 million in 2003, primarily due to training and mobility within the Group resulting from the integration processes; an increase in promotion, advertising and marketing expenses to €99 million in 2004 from €93 million in 2003, primarily due to sponsorship of the 2006 Olympic Winter Games in Turin; an increase in real estate costs, primarily due to increased rental charges; and an increase in professional fees and insurance costs, primarily due to issues related to the extension of the Parent Bank's credit policy to all companies of the Group and to increased insurance premiums as a result of increased customer demand for products with insurance coverage. Utilities remained unchanged, as a decrease in telephone costs offset an increase in energy costs.

        In 2004, other operating income remained effectively stable, amounting to €399 million in 2004 compared to €396 million in 2003. Other operating expenses increased by €8 million, or 11.8%, to €76 million in 2004 compared to €68 million in 2003, primarily due to decreases in income from merchant banking activities, rental and other income from real estate, and recoveries of expenses, which were partially offset by an increase in income from leasing activities.

        Adjustments to the value (depreciation and amortization) of tangible and intangible fixed assets in 2004 amounted to €656 million, an increase of €14 million, or 2.2%, compared with €642 million in 2003. Adjustments other than those due to goodwill, merger and consolidation differences totaled €457 million in 2004 compared with €484 million in 2003, a decrease of €27 million, or 5.6%, and were primarily attributable to the amortization of software costs, the depreciation of furniture and equipment, and the amortization of real estate. The €27 million decrease reflected the trend in the Group's capital expenditures, which decreased compared with 2003.

        Adjustments to goodwill and merger and consolidation differences in 2004 amounted to €199 million, an increase of €41 million, or 25.9%, compared with €158 million in 2003. This increase was primarily due to extraordinary write-down of the goodwill related to the Group's shareholdings in Cassa dei Risparmi di Forlì and the Fideuram Wargny group in the amounts of €40 million and €16 million, respectively.

        In 2004, the ratio of costs to income decreased to 63.5% from 63.9% in 2003, due to both an increase in income and a decrease in costs.

        The following table sets forth the principal components of the Group's operating expenses for the years ended December 31, 2004 and 2003, based on our reclassified income statement.

Reclassified Consolidated Statement of Income			2004	2003	%
			(in millions of €)
80.		Administrative costs
	a)	payroll	(2,803)	(2,841)	(1.3)
	b)	other	(1,762)	(1,769)	(0.4)
		other administrative costs	(1,510)	(1,512)	(0.1)
		other indirect taxes	(252)	(257)	(1.9)

		Total administrative costs	(4,565)	(4,610)	(1.0)
70.b)		Operating income(1)	386	376	2.7
110.b)		Operating expenses(2)	(66)	(47)	40.4
90.		Adjustments to intangible and tangible fixed assets	(656)	(642)	2.2
90.a)		Adjustments to goodwill, merger and consolidation differences(3)	199	158	25.9
90.b.)		Adjustments to fixed assets considered as extraordinary expenses	—	—	—

		Adjustments to intangible and tangible fixed assets other than to goodwill, merger and consolidation differences	(457)	(484)	(5.6)

		Operating expenses	(4,702)	(4,765)	(1.3)

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

        On the basis of the reclassified consolidated statement of income, in 2004, operating expenses decreased by €63 million, or 1.3% to €4,702 million from €4,765 million in 2003. In terms of administrative costs, the components of and reasons for this decrease are the same as discussed under our audited income statement above. Except for the immaterial impact of reclassifying the income and losses from our merchant banking and leasing activities under "Net Commissions (and Other Dealing Revenues)" discussed above, and the impact of reclassifying adjustments to goodwill merger and consolidation differences under "Net Value Adjustments and Provisions for Loan Losses" discussed below, the components of and reasons for the decrease in adjustments to the value of tangible and intangible fixed assets are the same as discussed under our audited income statement above.

  Net Value Adjustments and Provisions for Loan Losses

        The following table sets forth the principal components of the Group's net value adjustments to loans and financial fixed assets and provisions for loan losses for the years ended December 31, 2004 and 2003, on the basis of our audited income statement.

Audited Consolidated Statement of Income		2004	2003	%
		(in millions of €)
100.	Provisions for risks and charges	(231)	(195)	18.5
120.	Adjustments to loans and provisions for guarantees and commitments	(894)	(1,126)	(20.6)
130.	Writebacks of adjustments to loans and provisions for guarantees and commitments	386	417	(7.4)
140.	Provisions to the allowance for probable loan losses	(17)	(15)	13.3
150.	Adjustment to financial fixed assets	(106)	(158)	(32.9)
160.	Writebacks of adjustment to financial fixed assets	124	218	(43.1)

		(738)	(859)	(14.1)

        In 2004, net value adjustments and provisions for loan losses decreased by €121 million, or 14.1% to €738 million from €859 million in 2003. This decrease was primarily due to the €232 million decrease in adjustments to loans and provisions for guarantees compared with 2003.

        The main components of the €738 million total were as follows:

  •
  €231 million in provisions for risks and charges, an increase of €36 million, or 18.5% from €195 million in 2003, primarily due to increased provisions for legal disputes, in particular bankruptcy liquidations. Of the €231 million total:

  •
  €127 million relates to provisions of the Parent Bank, consisting of:

  •
  €91 million relating to claims made against the Group in legal and bankruptcy proceedings, primarily due to an increase in claims by receivers of bankrupt customers pending at December 31, 2004, including claims filed by the administrator of the insolvent Parmalat group;

  •
  €23 million relating to probable losses from guarantees and other transactions; and

  •
  €13 million relating to personnel-related liabilities, including €6 million to cover deficits of certain independent supplementary pension funds which supplement Sanpaolo IMI's compulsory pension fund and €6 million to cover seniority bonuses to employees.

    •
    €104 million relates to provisions of the Parent Bank's subsidiaries, consisting of:

    •
    €39 million of provisions made by the Cardine Finanziaria and Sanpaolo Banco di Napoli banking networks, primarily related to claims in legal and bankruptcy proceedings;

    •
    €32 million of provisions made by subsidiaries in connection with the sale, distribution and management of financial products, €30 million of which was attributable to Banca Fideuram and its subsidiaries relating to probable losses on advance commissions, claims in legal and bankruptcy proceedings, and a fund for contractual amounts due to Fideuram's network of private bankers;

    •
    €33 million of provisions made by other subsidiaries, primarily attributable to accruals made for the restructuring of our private banking business following the merger of Sanpaolo Bank S.A. and IMI Bank Lux S.A. (€14 million) and to probable losses relating to our tax collection activities (€8 million).

  •
  €525 million of negative net adjustments to loans and provisions for guarantees and commitments, which are provisions for probable losses or against Group's loan and guarantee portfolio net of write-backs, a decrease of €199 million, or 27.5%, from €724 million in 2003. The decrease was due to a general improvement in the quality of our loan portfolio and included a €14 million provision for probable losses on our exposure under the Fiat Convertible Facility. Provisions made for general risks on our performing loan portfolio totaled €110 million in 2004 compared to €38 million in 2003, and, as a result, the allowance for general risks on our performing loan portfolio was €1,174 million at December 31, 2004 compared with €1,102 million at December 31, 2003. The allowance covers the probable losses relating to the Fiat Convertible Facility, which have been estimated at €167 million. At December 31, 2004, the coverage of our performing loan portfolio (excluding the receivable from SGA) by the related allowance was 1.0%.

  •
  €18 million of positive net adjustments to financial fixed assets, a decrease of €42 million, or 70%, compared with €60 million of positive net adjustments in 2003. The positive net adjustment was primarily due to a €122 million write-back of the Group's equity interest in SCH, which was partially offset by a €61 million write-down of the Group's equity interest in Hutchison 3G Italia S.p.A., a €23 million write-down of a put option granted to the Fondazione della Cassa dei Risparmi di Forlí, and a €5 million write-down of the Group's equity interest in Fiat.

        The following table sets forth the principal components of the Group's net value adjustments to loans and financial fixed assets and provisions for loan losses for the years ended December 31, 2004 and 2003, on the basis of our reclassified income statement.

Reclassified Consolidated Statement of Income		2004	2003	%
		(in millions of €)
90.a)	Adjustments to goodwill, merger and consolidation differences	(199)	(158)	25.9
100.	Provisions for risks and charges	(231)	(195)	18.5
120.	Adjustments to loans and provisions for guarantees and commitments	(894)	(1,126)	(20.6)
60.a)	Write downs to securities considered as adjustments to loans and other	0	0	n.a.
130.	Write backs of adjustment to loans and provisions for guarantees and commitments	386	417	(7.4)
140.	Provisions to the allowance for probable loan losses	(17)	(15)	13.3

	Adjustments to loans and provisions for guarantees and commitments, net	(525)	(724)	(27.5)

150.	Adjustment to financial fixed assets	(106)	(158)	(32.9)
160.	Write backs of adjustments to financial fixed assets	124	218	(43.1)

	Adjustment to financial fixed assets, net	18	60	(70.0)

	Net value adjustment and provision for loan losses and equity in earnings of unconsolidated subsidiaries	(738)	(859)	(14.1)

        On the basis of the reclassified consolidated statement of income, in 2004, net value adjustments and provisions for loan losses decreased by €121 million, or 14.1% to €738 million from €859 million in 2003. The components of and reasons for this decrease are the same as discussed under our audited income statement above. In addition, adjustments to goodwill and merger and consolidation differences amounted to €199 million, a 25.9% increase compared with €158 million in 2003. The components of and reasons for this increase are the same as discussed under "Operating Expenses" under our audited income statement above.

  Net Extraordinary Income

        The following table set forth the Group's net extraordinary income for the years ended December 31, 2004 and 2003, on the basis of its audited income statement.

Audited Consolidated Statement of Income		2004	2003	%
		(in millions of €)
190.	Extraordinary income	323	548	(41.1)
200.	Extraordinary expenses	(175)	(580)	(69.8)

		148	(32)	—

        Net extraordinary income amounted to €148 million in 2004, an increase of €180 million compared with net extraordinary expense of €32 million in 2003. This increase was due to a €405 million, or 69.8%, decrease in extraordinary expenses to €175 million in 2004 from €580 million in 2003, partially offset by a €225 million, or 41.1%, decrease in extraordinary income to €323 million in 2004 from €548 million in 2003. The main components of net extraordinary income in 2004 included:

  •
  €61 million of capital gains from the sale of real estate and real estate shareholdings;

  •
  €55 million from the sale of the Group's remaining 30% equity interest in Finconsumo Banca;

  •
  €50 million from the disposal by a Group subsidiary of Sanpaolo IMI Shares received in the spin-off of Fideuram Vita; and

  •
  €50 million loss on the transfer of the Group's equity interest in CDC Ixis to other companies of the French Caisse d'Epargne group in connection with the restructuring of that group.

  Minority Interest in Income of Consolidated Subsidiaries

        The following table sets forth the minority interest in income of consolidated subsidiaries for the years ended December 31, 2004 and 2003, on the basis of our audited income statement.

Audited Consolidated Statement of Income		2004	2003	%
		(in millions of €)
250.	Minority interests	(48)	(48)	—

        Minority interests related to consolidated subsidiaries were €48 million in 2004, the same as in 2003.

  Income Taxes

        The following table sets forth the Group's income taxes for the years ended December 31, 2004 and 2003, on the basis of our audited income statement.

Audited Consolidated Statement of Income		2004	2003	%
		(in millions of €)
240.	Income taxes	(658)	(657)	0.2

        In 2004, the Group's effective tax rate was 31.3%, a significant decrease compared with the effective tax rate of 38.9% in 2003. The decrease was primarily attributable to tax benefits related to equity investments effective as of 2004, as well as the decrease of one percentage point in the IRPEG (Italian Corporate Income Tax) and the benefits resulting from the application to the Group of a single national fiscal consolidation under the Italian Consolidated Income Tax.

  Net Income

        The following table sets forth the Group's net income for the years ended December 31, 2004 and 2003, on the basis of our audited income statement.

Audited Consolidated Statement of Income	2004	2003	%
	(in millions of €)
Net Income	1,393	972	43.3

        In 2004, for all of the reasons discussed under the various line items above, net income amounted to €1,393 million, a 43.3% increase from €972 million in 2003.

3.     Year Ended December 31, 2003 Compared with Year Ended December 31, 2002

  Overview

        For the year ended December 31 2003, the Group's results showed an improvement in income margins and less vulnerability to the decrease in interest rates and to market volatility.

        The positive trend in operating revenues and cost containment efforts, together with the writebacks and profits from the investment portfolio, more than offset the adverse impact of adjustments to loans and extraordinary expenses linked with staff leaving incentives. Net income for the year, amounting to €

972 million, increased by 9.3% compared with 2002 and exceeded the plan, confirming the growth forecast in the 2003-2005 Plan.

        For the year ended December 31, 2003, RoE, representing net income after minority interests as a percentage of monthly average shareholders' equity, increased to 9.0% from 8.3% in 2002.

  Net Interest Income

        The following table sets forth the components of the Group's net interest income for the years ended December 31, 2003, 2002 and 2002 pro forma, based on our audited income statement.

Audited Consolidated Statement of Income		2003	2002	2002 pro forma	% 2003/2002
				(unaudited)
		(millions of €)
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

        Net interest income in 2003 was also positively affected by the results of Banca IMI, which showed positive net interest income of €26 million, a 174.3% increase compared with negative net interest income of €(35) million in 2002. This increase was primarily due to a reduction in Banca IMI's financing needs, attributable primarily to a decrease in its arbitrage activities with respect to equities as a result of changed market conditions. Banca IMI's net interest income is related to securities dealing activities rather than banking activities. Management believes that excluding the impact of Banca IMI's net interest income is helpful to a better understanding of the components of and reasons for the year-on-year changes in net interest income from the Group's banking activities. See: Item 3. "Selected Financial Data—Reconciliation Between Audited and Reclassified Income Statements" on page 14 above.

        Excluding Banca IMI's net interest income, as shown in our reclassified income statement discussed below, the Group's net interest income in 2003 was €3,716 million, a 1.5% decrease compared with €3,773 million in 2002. This decrease was due to the changes in the scope of consolidation. Excluding the impact of such changes, as shown by a comparison with reclassified net interest income for 2002 on a pro forma basis, net interest income in 2003 showed an increase of €63 million, or 1.7%, from €3,653 million. This increase in net interest income compared with 2002 on a pro forma basis was due to the net effect of changes in the average balances of interest-earning assets and interest-bearing liabilities, which increased net interest income by €133 million, partially offset by the net effect of changes in the average spread, which reduced net interest income by €70 million.

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

        For purposes of these tables, (i) average balances have been determined based on daily figures for interest-earning assets and interest-bearing liabilities of Sanpaolo IMI, Sanpaolo Banco di Napoli, Banca Fideuram, Banca OPI, Banca Popolare dell' Adriatico, Cassa di Risparmio di Padova e Rovigo, Cassa di Risparmio di Venezia, Cassa di Risparmio in Bologna, and Friulcassa, and on quarterly figures for all the other assets and liabilities of the Group; management believes that the average figures below present substantially the same trend as would be presented by daily averages; (ii) interest income and expense in the following tables vary from the amounts presented in the Consolidated Financial Statements (see footnotes to tables below for further details); (iii) tax-exempt income has not been calculated on a tax-equivalent basis because the effect of such calculations would not be significant; and (iv) the average balance of non-accruing loans has been included in the average balance of non-interest-earning assets (see footnotes to tables below for further details).

	Year ended December 31,
	2003			2002(1)			2002 pro forma
	Average Balance	Interest(2)	Average Yield(3)	Average Balance	Interest(2)	Average Yield(3)	Average Balance	Interest	Average Yield(3)
	(millions of €, except percentages)
Assets:
Interest-earning assets
Loans and leases to non-credit institutions	116,659	6,034	5.17	116,467	6,756	5.80	113,369	6,609	5.83
—Euro	109,224	5,790	5.30	105,796	6,386	6.04	102,279	6,189	6.05
—Non euro	7,435	244	3.28	10,671	370	3.47	11,090	420	3.79
Interest-earning deposits and loans to credit institutions	12,452	260	2.09	12,120	399	3.29	10,961	352	3.21
—Euro	7,095	161	2.27	11,421	386	3.38	10,123	325	3.21
—Non euro	5,357	99	1.85	699	13	1.86	838	27	3.22
Reverse repurchase agreements	10,787	253	2.35	5,992	185	3.09	5,992	185	3.09
—Euro	10,281	247	2.40	5,264	173	3.29	5,264	173	3.29
—Non euro	506	6	1.19	728	12	1.65	728	12	1.65
Trading account securities and investments	14,528	460	3.17	16,722	726	4.34	16,240	675	4.16
—Euro	11,559	385	3.33	12,393	575	4.64	11,869	520	4.38
—Non euro	2,969	75	2.53	4,329	151	3.49	4,371	155	3.55
Other interest-earning assets from Banco di Napoli(4)	1,551	58	3.74	2,735	100	3.66	2,735	100	3.66
Total interest-earning assets	155,977	7,065	4.53	154,036	8,166	5.30	149,297	7,921	5.31
—Euro	139,710	6,641	4.75	137,609	7,620	5.54	132,270	7,307	5.52
—Non euro	16,267	424	2.61	16,427	546	3.32	17,027	614	3.61
Non-interest-earning assets(4)	47,004			53,329			53,313

Total assets	202,981			207,365			202,610

(1)
For the year ended December 31, 2002, the average balance, interest and average yield for certain items differ from those reported in our 2002 annual report because of reclassifications made to ensure consistency with and comparability to the methodology used for the year ended December 31, 2003. The impact of such changes, which include the reclassification of the former Cardine group's non-accruing loans from interest-earning assets to non-interest-earning assets and the reclassification of capitalization certificates from securities to loans, is the following:

•
loans and leases to non-credit institutions: the average balance decreased from €118,868 million to €116,467 million; interest decreased from €6,732 million to €6,756 million; and the average yield increased from 5.66% to 5.80%;

•
trading account securities and investments: the average balance decreased from €17,351 million to €16,722 million; interest decreased from €750 million to €726 million; and the average yield increased from 4.32% to 4.34%; and

•
non-interest-earning assets: the average balance increased from €50,299 to €53,329.

(2)
Total interest income varies by €378 million and €527 million from income as shown in the Consolidated Financial Statements for the years ended December 31, 2003 and 2002, respectively, due to the following differences:

•
reclassification of interest income of Banca IMI that relates to securities dealing activities of €402 million and €447 million in 2003 and 2002, respectively; and

•
reclassification of interest income (and expense) on derivatives contracts hedging interest rate risk, which in the Consolidated Financial Statements are netted together, but which in the above table are netted against interest income (or expense) of the respective assets or liabilities hedged by the derivatives. Such amounts increased interest income and interest expense by €24 million in 2003 and decreased interest income and interest expense by €80 million in 2002.

(3)
Represents interest income as a percentage of average interest-earning assets.

(4)
This line item comprises the credits from SGA. SGA is the company established to recover non-performing loans of Banco di Napoli. See: Note 17 to the Consolidated Financial Statements on page F-111.

	Year ended December 31,
	2003			2002			2002 pro forma
	Average Balance	Interest(1)	Average Cost(2)	Average Balance	Interest(1)	Average Cost(2)	Average Balance	Interest	Average Cost(2)
	(millions of €, except percentages)
Liabilities and Shareholders' Equity:
Interest-bearing liabilities
Short-term borrowings and medium- and long-term debt from non-credit institutions	66,822	763	1.14	66,888	1,022	1.53	64,957	1,003	1.54
—Euro	61,644	682	1.11	60,742	866	1.43	58,331	819	1.40
—Non Euro	5,178	81	1.56	6,146	156	2.54	6,626	184	2.78
Deposits, short-term borrowings and medium- and long-term debt from credit institutions	24,177	576	2.38	19,643	596	3.03	18,802	541	2.88
—Euro	15,938	393	2.47	12,792	416	3.25	11,799	347	2.94
—Non Euro	8,239	183	2.22	6,851	180	2.63	7,003	194	2.77
Repurchase agreements	11,214	248	2.21	8,671	290	3.34	8,723	291	3.34
—Euro	11,214	248	2.21	8,671	290	3.34	8,723	291	3.34
—Non Euro	—	—	—	—	—	—	—	—	—
Securities and subordinated liabilities(3)	50,010	1,762	3.52	54,085	2,485	4.59	52,205	2,433	4.66
—Euro	48,526	1,723	3.55	51,864	2,406	4.64	49,947	2,353	4.71
—Non Euro	1,484	39	2.63	2,221	79	3.56	2,258	80	3.54
Total interest-bearing liabilities	152,223	3,349	2.20	149,287	4,393	2.94	144,687	4,268	2.95
—Euro	137,322	3,046	2.22	134,069	3,978	2.97	128,800	3,810	2.96
—Non Euro	14,901	303	2.03	15,218	415	2.73	15,887	458	2.88
Non-interest-bearing liabilities:
Other liabilities	39,596			46,853			46,546
Minority interest in consolidated subsidiaries	313			490			531
Total non-interest-bearing liabilities	39,909			47,343			47,077
Shareholders' equity
Common shares	5,144			5,144			5,144
Other shareholder's equity	5,705			5,591			5,702
Total shareholders' equity(4)	10,849			10,735			10,846

Total liabilities and shareholders' equity	202,981			207,365			202,610

(1)
Total interest expense varies by €352 million and €562 million from expense as shown in the Consolidated Financial Statements for the years ended December 31, 2003 and 2002, respectively, due to the following differences:

•
reclassification of interest expense of Banca IMI that relates to securities dealing activities of €376 million and €482 million in 2003 and 2002, respectively; and

•
reclassification of interest income (and expense) on derivatives contracts hedging interest rate risk, which in the Consolidated Financial Statements are netted together, but which in the above table are netted against interest income (or expense) of the respective assets or liabilities hedged by the derivatives. Such amounts increased interest income and interest expense by €24 million in 2003 and decreased interest income and interest expense by €80 million in 2002.

(2)
Represents interest expense as a percentage of average interest-bearing liabilities.

(3)
This item comprises senior debt securities and subordinated debt.

(4)
Average shareholders' equity includes net income.

  Change in Net Interest Income—Volume and Rate Analysis

        The following table shows the allocation, by category of interest-earning assets and interest-bearing liabilities and by currency, of changes in the Group's net interest income among changes in average volume, changes in average rate and changes in volume/rate for the year ended December 31, 2003 compared to the year ended December 31, 2002 pro forma. In addition, this table reconciles the differences between this information for the year ended December 31, 2002 and 2002 pro forma. This table supplements the tables presented in Item 3. "Key Information—B. Selected Statistical Information—Change in Net Interest Income—Volume and Rate Analysis" on page 27 above and is presented here solely to show the comparison between 2003 and 2002 excluding the impact of the changes in the scope of consolidation.

	Year ended December 31,
	2003/2002 pro forma				2002 pro forma/2002
	Increase/(decrease) due to changes in				Increase/(decrease) due to changes in
	Volume(1)	Rate(2)	Volume/ Rate(3)	Net Change(4)	Volume(1)	Rate(2)	Volume/ Rate(3)	Net Change(4)
	(millions of €)
Interest income
Loans and leases to non-credit institutions	192	(748)	(19)	(575)	(180)	35	(2)	(147)
—Euro	420	(767)	(52)	(399)	(212)	11	4	(197)
—Non Euro	(139)	(57)	20	(176)	15	34	1	50
Interest-earning deposits and loans to credit institutions	48	(123)	(17)	(92)	(38)	(10)	1	(47)
—Euro	(97)	(95)	28	(164)	(44)	(19)	2	(61)
—Non Euro	146	(11)	(63)	72	3	10	1	14
Reverse repurchase agreements	148	(44)	(36)	68	—	—	—	—
—Euro	165	(47)	(44)	74	—	—	—	—
—Non Euro	(4)	(3)	1	(6)	—	—	—	—
Trading account securities and investment	(71)	(161)	17	(215)	(21)	(30)	—	(51)
—Euro	(14)	(125)	4	(135)	(24)	(32)	1	(55)
—Non Euro	(50)	(45)	15	(80)	1	3	—	4
Other interest earnings from Banco di Napoli(5)	(43)	2	(1)	(42)	—	—	—	—
Total interest income	355	(1,165)	(46)	(856)	(251)	15	(9)	(245)
—Euro	411	(1,018)	(59)	(666)	(296)	(28)	11	(313)
—Non Euro	(27)	(170)	7	(190)	20	48	—	68
Interest expense
Short-term borrowings and medium and long term debt from non-credit institutions	29	(260)	(9)	(240)	(30)	7	4	(19)
—Euro	46	(169)	(14)	(137)	(34)	(18)	5	(47)
—Non Euro	(40)	(81)	18	(103)	12	15	1	28
Deposits, short-term borrowings and medium and long-term debt from credit institutions	155	(94)	(26)	35	(25)	(29)	(1)	(55)
—Euro	122	(55)	(21)	46	(32)	(40)	3	(69)
—Non Euro	34	(39)	(6)	(11)	4	10	—	14
Repurchase agreements	83	(99)	(27)	(43)	2	—	(1)	1
—Euro	83	(99)	(27)	(43)	2	—	(1)	1
—Non Euro	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Securities and subordinated liabilities(6)	(102)	(595)	26	(671)	(86)	38	(4)	(52)
—Euro	(67)	(579)	16	(630)	(89)	36	—	(53)
—Non Euro	(27)	(21)	7	(41)	1	—	—	1
Total interest expense	222	(1,085)	(56)	(919)	(135)	15	(5)	(125)
—Euro	252	(953)	(63)	(764)	(156)	(13)	1	(168)
—Non Euro	(28)	(135)	8	(155)	18	23	2	43

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

(5)
This item comprises the credits from SGA. SGA is the company established to recover non-performing loans of Banco di Napoli. See: Note 17 to the Consolidated Financial Statements on page F-111 below.

(6)
This item comprises senior debt securities and subordinated debt.

        Excluding Banca IMI, the average balance of the Group's interest-earning assets increased by €1,941 million, or 1.3%, compared with 2002, due to the changes in the scope of consolidation. Excluding the impact of such changes, as shown by a comparison with the average balance of interest-earning assets for 2002 on a pro forma basis, interest-earning assets increased by 4.5% to €155,977 million from €149,297 million. This overall increase was due to a 2.9% increase in loans to customers, primarily due to an increase in medium-and long-term loans attributable primarily to lower interest rates; an 80% increase in reverse repurchase agreements; and a 13.6% increase in interbank deposits and loans to credit institutions; and was partially offset by a 10.5% decrease in the securities held by the Group, as a result of measures to rationalize the Group's portfolio; and a 43.3% decrease in the receivable from SGA, relating to the former Banco di Napoli's non-performing loans. For an explanation of the receivable from SGA, see: Note 17 to the Consolidated Financial Statements on page F-111 below.

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

        Excluding Banca IMI, the difference between the average balance of non-interest-bearing liabilities and shareholders' equity on the one hand and the average balance of non-interest-earning assets on the other hand, which we refer to as the funding imbalance, decreased from €4,749 million in 2002 to €3,754 million in 2003, a decrease of €995 million. Excluding the impact of the changes in the scope of consolidation, as shown by a comparison with 2002 on a pro forma basis, the funding imbalance decreased from €4,610 million in 2002, a decrease of €856 million. The effect of this decrease was to reduce the amount of non-interest-bearing liabilities available to fund interest-earning assets, which adversely affected our net interest income.

        The following table sets forth the components of the Group's net interest income for the years ended December 31, 2003, 2002 and 2002 pro forma, based on our reclassified income statement.

Reclassified Consolidated Statement of Income		2003	2002	2002 pro forma	% 2003/2002
				(unaudited)
		(millions of €)
10.	Interest income and similar revenues	7,443	8,693	8,455	(14.4)
30.c)	Dividends from equity investments under 20% of stake, treated as interest	—	—	—	—
10.a)	Interest margin of Banca IMI Group(1)	(26)	35	35	(174.3)
20.	Interest expense and similar charges	(3,701)	(4,955)	(4,837)	(25.3)

	Net interest income	3,716	3,773	3,653	(1.5)

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

  Net Commissions (and Other Dealing Revenues)

        The following table sets forth the components of the Group's net commissions for the years ended December 31, 2003, 2002 and 2002 pro forma, based on our audited income statement.

Audited Consolidated Statement of Income	2003	2002	2002 pro forma	% 2003/2002
			(unaudited)
	(millions of €)
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

        The growth in commission income occurred across all areas. Commissions from asset management, securities brokerage and advisory services increased by 6.2%, primarily due to a 12.1% increase in commissions from brokerage and custody of securities and currencies and a 5% increase in asset management commissions. Asset management commissions, which had been mostly in decline during the first half of the year, showed a progressive improvement in the second half, attributable to the increase in both the volume and the value of assets under management. As a proportion of total net commissions, asset management commissions decreased from 50.4% in 2002 to 48.7% in 2003. Among other commission income, commissions from loans and guarantees, deposits and current accounts and other net commissions increased by 13.3%, 14.8% and 14.5%, respectively, compared with 2002, primarily due to increases in volume.

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

        The following table sets forth the components of the Group's net commissions for the years ended December 31, 2003, 2002 and 2002 pro forma, based on our reclassified income statement.

Reclassified Consolidated Statement of Income		2003	2002	2002 pro forma	% 2003/2002
				(unaudited)
		(millions of €)
40.	Commission income	3,722	3,467	3,562	7.4
50.	Commission expense	(685)	(671)	(772)	2.1
70.a)	Income from merchant banking activities, other income from leasing activities(1)	20	27	19	(25.9)
110.a)	Loss from merchant banking activities, other charges from leasing activities(2)	(21)	(14)	(14)	50.0

	Net commissions and other dealing revenues	3,036	2,809	2,795	8.1

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

        On the basis of the reclassified consolidated statement of income, in 2003, net commissions and other dealing revenues increased by 8.1 to €3,036 million from €2,809 million in 2002. Except for the immaterial impact of our merchant banking and leasing activities, the components of and reasons for this increase are the same as discussed under our audited income statement above.

        Compared to the reclassified pro forma results for 2002, net commissions and other dealing revenues in 2003 increased by 8.6% from €2,795 million.

  Profits on Financial Transactions, Dividends from Shares and Equity Investments, and Income from Companies Carried at Equity

        The following table sets forth the Group's profits on financial transactions, dividends from shares and equity investments, and income from companies carried at equity for the years ended December 31, 2003, 2002 and 2002 pro forma, based on our audited income statement.

Audited Consolidated Statement of Income		2003	2002	2002 pro forma	% 2003/2002
				(unaudited)
		(millions of €)
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

        The following table sets forth the components of the Group's profits on financial transactions, dividends from shares and equity investments, and income from companies carried at equity for the years ended December 31, 2003, 2002 and 2002 pro forma, based on our reclassified income statement.

Reclassified Consolidated Statement of Income		2003	2002	2002 pro forma	% 2003/2002
				(unaudited)
		(millions of €)
30.a)	Dividends and other revenues from shares, capital quotas and other equities	223	410	410	(45.6)
60.	Profits (losses) on financial transactions	198	(98)	(80)	302.0
60.a)	Writedowns to securities considered as adjustments to loans	—	9	9	(100.0)
10.a)	Interest margin of Banca IMI Group	26	(35)	(35)	174.3

	Profits (losses) on financial transactions and dividends on shares	447	286	304	56.3

30.b)	Dividends and other revenues from equity investments	86	155	155	(44.5)
170.	Income (losses) from investments carried at equity	197	137	159	43.8

	Profit (losses) of companies carried at equity and dividends on equity investments	283	292	314	(3.1)

		730	578	618	26.3

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

  Operating Expenses

        The following table set forth the principal components of the Group's operating expenses for the years ended December 31, 2003, 2002 and 2002 pro forma, based on our audited income statement.

Audited Consolidated Statement of Income		2003	2002	2002 pro forma	% 2003/2002
				(unaudited)
		(millions of €)
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

        The following table sets forth the principal components of the Group's operating expenses for the years ended December 31, 2003, 2002 and 2002 pro forma, based on our reclassified income statement.

Reclassified Consolidated Statement of Income		2003	2002	2002 pro forma	% 2003/2002
				(unaudited)
		(millions of €)
80.	Administrative costs
a)	payroll	(2,841)	(2,856)	(2,814)	(0.5)
b)	other	(1,769)	(1,792)	(1,764)	(1.3)
	other administrative costs	(1,512)	(1,528)	(1,508)	(1.0)
	other indirect taxes	(257)	(264)	(256)	(2.7)
	Total administrative costs	(4,610)	(4,648)	(4,578)	(0.8)
70.b)	Other operating income(1)	376	395	392	(4.8)
110.b)	Other operating expenses(2)	(47)	(37)	(37)	27.0
90.	Adjustments to intangible and tangible fixed assets	(642)	(753)	(745)	(14.7)
90.a)	Adjustments to goodwill, merger and consolidation differences(3)	158	212	218	(25.5)
90.b)	Adjustments to fixed assets considered as extraordinary expenses	—	31	19	(100.0)

	Adjustments to intangible and tangible fixed assets other than to goodwill, merger and consolidation differences and fixed assets considered as extraordinary expenses	(484)	(510)	(508)	(5.1)

	Operating expenses	(4,765)	(4,800)	(4,731)	(0.7)

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

  Net Value Adjustments and Provisions for Loan Losses

        The following table sets forth the principal components of the Group's net value adjustments to loans and financial fixed assets and provisions for loan losses for the years ended December 31, 2003, 2002 and 2002 pro forma, on the basis of our audited income statements.

Audited Consolidated Statement of Income		2003	2002	2002 pro forma	% 2003/2002
				(unaudited)
		(millions of €)
100.	Provisions for risks and charges	(195)	(261)	(261)	(25.3)
120.	Adjustments to loans and provisions for guarantees and commitments	(1,126)	(889)	(858)	26.7
130.	Writebacks of adjustment to loans and provisions for guarantees and commitments	417	320	302	30.3
140.	Provisions to the allowance for probable loan losses	(15)	(27)	(27)	(44.4)
150.	Adjustment to financial fixed assets	(158)	(569)	(569)	(72.2)
160.	Writebacks of adjustment to financial fixed assets	218	8	8	—

		(859)	(1,418)	(1,405)	(39.4)

        In 2003, net value adjustments and provisions for loan losses decreased by 39.4% from €1,418 million in 2002 to €859 million. This decrease was due primarily to the €411 million decrease in write-downs of the Group's financial fixed assets compared with 2002, as well as the €215 million write-back in the Group's equity interest in SCH, whose €399 million write-down had adversely affected the Group's results in 2002.

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

  •
  €57 million relating to claims made against the Group in legal and bankruptcy proceedings, compared to €48 million in 2002;

      •
      €38 million relating to probable losses from guarantees and securities dealing activities with customers (of which €30 million relates to the sale and distribution of Cirio and Parmalat bonds), compared to €79 million in 2002; and

      •
      €22 million relating to personnel-related liabilities, consisting of €16 million to cover deficits of certain independent supplementary pension funds which supplement Sanpaolo IMI's compulsory pension fund, and €6 million to cover seniority bonuses to employees;

    •
    €78 million relates to provisions of the Parent Bank's subsidiaries, consisting of:

    •
    €37 million relating to risks in connection with the sale and distribution of financial products, compared to €68 million in 2002;

    •
    €21 million of provisions made by the Cardine Finanziaria and Sanpaolo Banco di Napoli banking networks; and

    •
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

        The following table sets forth the principal components of the Group's net value adjustments to loans and financial fixed assets and provisions for loan losses for the years ended December 31, 2003, 2002 and 2002 pro forma, on the basis of our reclassified income statement.

Reclassified Consolidated Statement of Income		2003	2002	2002 pro forma	% 2003/2002
				(unaudited)
		(millions of €)
90.a)	Adjustments to goodwill, merger and consolidation differences	(158)	(212)	(218)	(25.5)
100.	Provisions for risks and charges	(195)	(261)	(261)	(25.3)
120.	Adjustments to loans and provisions for guarantees and commitments	(1,126)	(889)	(858)	26.7
60.a)	Writedowns to securities considered as adjustments to loans and other	—	(8)	(7)	(100.0)
130.	Writebacks of adjustment to loans and provisions for guarantees and commitments	417	320	302	30.3
140.	Provisions to the allowance for probable loan losses	(15)	(27)	(27)	(44.4)

	Adjustments to loans and provisions for guarantees and commitments, net	(724)	(604)	(590)	19.9

150.	Adjustment to financial fixed assets	(158)	(569)	(569)	(72.2)
160.	Writebacks of adjustment to financial fixed assets	218	8	8	—

	Adjustment to financial fixed assets, net	60	(561)	(561)	110.7

	Net value adjustment and provisions for loan losses and equity in earnings of unconsolidated subsidiaries	(859)	(1,426)	(1,412)	(39.8)

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

  Net Extraordinary Income

        The following table sets forth the components of the Group's net extraordinary income for the years ended December 31, 2003, 2002 and 2002 pro forma, on the basis of our audited income statement.

Audited Consolidated Statement of Income		2003	2002	2002 pro forma	% 2003/2002
				(unaudited)
		(millions of €)
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

        The following table sets forth the components of the Group's net extraordinary income for the years ended December 31, 2003, 2002 and 2002 pro forma, on the basis of our reclassified income statement.

Reclassified Consolidated Statement of Income			2003	2002	2002 pro forma	% 2003/2002
					(unaudited)
			(millions of €)
190.		Extraordinary income	548	575	580	(4.7)
200.		Extraordinary expenses	(580)	(248)	(241)	133.9
90.b	)	Adjustments to fixed assets considered as extraordinary expenses	—	(31)	(19)	(100.0)

		Net extraordinary income(1)	(32)	296	320	(110.8)

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

  Minority Interest in Income of Consolidated Subsidiaries

        The following table sets forth the minority interest in income of consolidated subsidiaries for the years ended December 31, 2003, 2002 and 2002 pro forma, on the basis of our audited income statement.

Audited Consolidated Statement of Income		2003	2002	2002 pro forma	% 2003/2002
				(unaudited)
		(millions of €)
250.	Minority interests	(48)	(43)	(43)	11.6

        Minority interests related to consolidated subsidiaries were €48 million in 2003 compared with €43 million in 2002, due to the higher net income attributable to minority shareholders.

  Income Taxes

        The following table sets forth the Group's income taxes for the years ended December 31, 2003, 2002 and 2002 pro forma, on the basis of our audited income statement.

Audited Consolidated Statement of Income		2003	2002	2002 pro forma	% 2003/2002
				(unaudited)
		(millions of €)
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

  Net Income

        The following table sets forth the Group's net income for the years ended December 31, 2003, 2002 and 2002 pro forma, on the basis of our audited income statement.

Audited Consolidated Statement of Income	2003	2002	2002 pro forma	% 2003/2002
			(unaudited)
	(millions of €)
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

4.     Results of Operations by Business Sector for the Three Years Ended December 31, 2004

        As explained more fully under "—Presentation of Results" on page 106 above, the following discussion is based on our reclassified income statement, the only basis upon which management prepares operating results by Business Sector".

        The statement of income of the Business Sectors is the result of the statements of income of the Business Areas that make up each Business Sector. The statements of income of the Business Areas were prepared as follows:

  •
  for Sanpaolo (Parent Bank operating areas and product companies) the Business Area whose business is carried out both by the Parent Bank and its subsidiaries, the accounts of the Parent Bank attributable to the relevant Business Area were consolidated with the income statement line items of the relevant subsidiaries. The attribution to individual Business Areas of Parent Bank line items was made on the basis of the following principles:

  •
  net interest income was calculated using appropriate internal transfer rates between each Business Area and the Group's Treasury function; and

  •
  in addition to effective commissions, notional commissions for services rendered by one Business Area to another were quantified based on the Group's internal transfer pricing standards;

  •
  for Cassa di Risparmio di Padova e Rovigo, Cassa di Risparmio in Bologna, Cassa di Risparmio di Venezia, Friulcassa, Banca Popolare dell'Adriatico, Sanpaolo Banco di Napoli, Sanpaolo IMI Asset Management, Banca IMI, Sanpaolo IMI Private Equity, IMI Investimenti, Banca Fideuram, A.I.P. and Banca OPI, the Business Areas whose business is carried out entirely by subsidiaries of the Parent Bank, reference was made to the income statements of the subsidiaries themselves, in addition to their contribution to the Group's consolidated net income, which was calculated net of minority interest and intercompany adjustments.

        As with the statement of income, the capital of each Business Sector is the result of the sum of the capital of the Business Areas that make up the Business Sector. The allocation of capital to each Business Area was made in accordance with the following criteria:

  •
  for those Business Areas whose business is carried out both by the Parent Bank and by its subsidiaries, the average economic capital of the Parent Bank allocated to the relevant Area was consolidated with that of the subsidiaries of the relevant Area. The capital is measured according to Value at Risk analysis or VaR. Distinctions are made among the different types of risk: credit risk, market risk and operational risk; and

  •
  for those Business Areas whose business is carried out exclusively by subsidiaries of the Parent Bank, reference is made to the average net shareholders' equity (including net income for the year) of the relevant subsidiaries.

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

        The following tables show net income and allocated capital by Business Sector for the year ended December 31, 2004.

Net Income by Business Sector in 2004
(millions of €)

Allocated Capital by Business Sector in 2004
(millions of €)

  Operating Results of the Business Sectors

        The following tables show the statements of income, operating structure and the profitability ratios attributable to the Business Sectors for the years ended December 31, 2004, 2003, 2003 pro forma and 2002 pro forma.

        In addition, we present tables showing comparisons between the results for 2004 compared with 2003 on a pro forma basis, and the results for 2003 compared with 2002 on a pro forma basis. For purposes of these comparative tables, the 2003 pro forma figures assume that changes to the organizational structure of the Business Sectors in 2004 had occurred on January 1, 2003. For an explanation of those changes, see: Item 4. "Information on Sanpaolo IMI—C. Business Overview—Business Sectors" on page 83 above.

	Commercial Banking	Asset Management(1)	Investment Banking	Personal Financial Services(1)	Insurance(1)(2)	Public Authorities and Entities	Central Functions	Group total
	(millions of €)
STATEMENT OF INCOME
Net interest and other banking income
2004	5,923	183	259	610	216	161	240	7,592
2003 pro forma	5,805	184	331	557	123	165	304	7,469
Change 2004/2003 pro forma (%)	2.0	(0.5)	(21.8)	9.5	75.6	(2.4)	(21.1)	1.6
Operating income
2004	2,388	91	101	276	216	132	(314)	2,890
2003 pro forma	2,303	83	173	218	123	139	(335)	2,704
Change 2004/2003 pro forma (%)	3.7	9.6	(41.6)	26.6	75.6	(5.0)	(6.3)	6.9
Income before extraordinary items
2004	1,789	88	15	230	216	106	(491)	1,953
2003 pro forma	1,502	70	23	182	123	129	(342)	1,687
Change 2004/2003 pro forma (%)	19.1	25.7	(34.8)	26.4	75.6	(17.8)	43.6	15.8
Net income
2004	1,023	75	45	128	216	74	(168)	1,393
2003 pro forma	851	49	12	105	123	92	(260)	972
Change 2004/2003 pro forma (%)	20.2	53.1	—	21.9	75.6	(19.6)	(35.4)	43.3
AVERAGE ALLOCATED CAPITAL (€/mil)
2004	8,005	162	1,749	441	987	791	(735)	11,400
2003 pro forma	7,675	157	1,437	406	912	710	(448)	10,849
Change 2004/2003 pro forma (%)	4.3	3.2	21.7	8.6	8.2	11.4	64.1	5.1
PROFITABILITY (RoE, RORAC) (%)
2004	12.8	46.3	2.6	29.0	21.9	9.4	n.s.	12.2
2003 pro forma	11.1	31.2	0.8	25.9	13.5	13.0	n.s.	9.0
EMPLOYEES
31/12/2004	33,615	449	617	1,824	—	164	6,069	42,738
31/12/2003 pro forma	33,763	508	615	1,871	—	167	6,541	43,465
Change 31/12/2004— 31/12/2003 pro forma (%)	(0.4)	(11.6)	0.3	(2.5)	—	(1.8)	(7.2)	(1.7)

(1)
The figures are shown according to the operational perimeter in which the three sectors are currently active.

(2)
Insurance is consolidated using the net equity method and therefore employees are not considered part of the Group; only the net income value is reported in the consolidated statement of income.

Reclassified Statement of Income by Business Sector

Year ended December 31, 2004	Commercial Banking	Asset Management	Investment Banking	Personal Financial Services	Insurance	Public Authorities and Entities	Central Functions	Group total
	(millions of €)
Statement of Income Data:
Net interest income	3,433	4	23	43	—	131	(65)	3,569
Net commissions and other net dealing revenues	2,340	179	27	551	—	13	130	3,240
Profits and losses from financial transactions and dividends on shares	145	—	196	16	—	16	59	432
Profits from companies carried at equity and dividends from shareholdings	5	—	13	—	216	1	116	351
Net interest and other banking income	5,923	183	259	610	216	161	240	7,592
Administrative costs	(3,755)	(93)	(149)	(320)	—	(30)	(218)	(4,565)
—personnel	(2,089)	(40)	(80)	(145)	—	(14)	(435)	(2,803)
—other administrative costs	(1,481)	(52)	(68)	(155)	—	(14)	260	(1,510)
—indirect taxes	(185)	(1)	(1)	(20)	—	(2)	(43)	(252)
Other operating income, net	285	7	2	24	—	2	—	320
Adjustments to tangible and intangible fixed assets	(65)	(6)	(11)	(38)	—	(1)	(336)	(457)
Operating income	2,388	91	101	276	216	132	(314)	2,890
Adjustments to goodwill and merger and consolidation differences	(1)	—	(11)	(18)	—	—	(169)	(199)
Provisions and net adjustments to loans and financial fixed assets	(598)	(3)	(75)	(28)	—	(26)	(8)	(738)
—provisions for risks and charges	(104)	(3)	(2)	(30)	—	—	(92)	(231)
—net adjustments to loans and provisions for guarantees and commitments	(493)	—	1	4	—	(25)	(12)	(525)
—net adjustments to financial fixed assets	(1)	—	(74)	(2)	—	(1)	96	18
Income before extraordinary items	1,789	88	15	230	216	106	(491)	1,953
Net extraordinary income (expense)	6	—	10	(3)	—	13	122	148
Income before taxes	1,795	88	25	227	216	119	(369)	2,101
Income taxes for the period	(769)	(13)	20	(53)	—	(45)	202	(658)
Change in reserves for general banking risks	(2)	—	—	—	—	—	—	(2)
Income attributable to minority interests	(1)	—	—	(46)	—	—	(1)	(48)
Net income	1,023	75	45	128	216	74	(168)	1,393
Other Data:
Average Allocated Capital	8,005	162	1,749	441	987	791	(735)	11,400
Ratios	(percentages)
Profitability (RoE, RORAC)	12.8	46.3	2.6	29.0	21.9	9.4	—	12.2
Cost/Income ratio	61.5	52.1	61.3	56.5	—	19.0	—	63.5

Operating Structure

At December 31, 2004	Commercial Banking	Asset Management	Investment Banking	Personal Financial Services	Insurance	Public Authorities and Entities	Central Functions	Group total
Employees	33,615	449	617	1,824	—	164	6,069	42,738
Financial planners	4	—	—	4,313	—	—	—	4,317
Italian branches	3,034	—	—	89	—	—	82	3,205
Foreign branches and representative offices	126	—	1	4	—	—	—	131

Reclassified Statement of Income by Business Sector

Year ended December 31, 2003 pro forma	Commercial Banking	Asset Management	Investment Banking	Personal Financial Services	Insurance	Public Authorities and Entities	Central Functions	Group total
	(millions of €)
Statement of Income Data:
Net interest income	3,508	5	20	51	—	129	3	3,716
Net commissions and other net dealing revenues	2,172	179	54	479	—	18	134	3,036
Profits and losses from financial transactions and dividends on shares	121	—	249	26	—	17	34	447
Profits from companies carried at equity and dividends from shareholdings	4	—	8	1	123	1	133	270
Net interest and other banking income	5,805	184	331	557	123	165	304	7,469
Administrative costs	(3,714)	(104)	(147)	(321)	—	(28)	(296)	(4,610)
—personnel	(2,083)	(43)	(76)	(148)	—	(14)	(477)	(2,841)
—other administrative costs	(1,445)	(60)	(70)	(150)	—	(10)	223	(1,512)
—indirect taxes	(186)	(1)	(1)	(23)	—	(4)	(42)	(257)
Other operating income, net	285	11	3	24	—	3	3	329
Adjustments to tangible and intangible fixed assets	(73)	(8)	(14)	(42)	—	(1)	(346)	(484)
Operating income	2,303	83	173	218	123	139	(335)	2,704
Adjustments to goodwill and merger and consolidation differences	—	(7)	(11)	(3)	—	—	(137)	(158)
Provisions and net adjustments to loans and financial fixed assets	(801)	(6)	(139)	(33)	—	(10)	130	(859)
—provisions for risks and charges	(111)	(6)	(2)	(31)	—	—	(45)	(195)
—net adjustments to loans and provisions for guarantees and commitments	(684)	—	(7)	(2)	—	(9)	(22)	(724)
—net adjustments to financial fixed assets	(6)	—	(130)	—	—	(1)	197	60
Income before extraordinary items	1,502	70	23	182	123	129	(342)	1,687
Net extraordinary income (expense)	39	—	12	(5)		8	(86)	(32)
Income before taxes	1,541	70	35	177	123	137	(428)	1,655
Income taxes for the period	(695)	(21)	(21)	(34)	—	(45)	172	(644)
Change in reserves for general banking risks	7	—	(2)	—	—	—	4	9
Income attributable to minority interests	(2)	—	—	(38)	—	—	(8)	(48)
Net income	851	49	12	105	123	92	(260)	972
Other Data:
Average Allocated Capital	7,675	157	1,437	406	912	710	(448)	10,849
Ratios	(percentages)
Profitability (RoE, RORAC)	11.1	31.2	0.8	25.9	13.5	13.0	—	9.0
Cost/Income ratio	62.2	57.4	48.2	62.5	—	17.3	—	65.3

Operating Structure

At December 31, 2003 pro forma	Commercial Banking	Asset Management	Investment Banking	Personal Financial Services	Insurance	Public Authorities and Entities	Central Functions	Group total
Employees	33,763	508	615	1,871	—	167	6,541	43,465
Financial planners	132	—	—	4,543	—	—	—	4,675
Italian branches	3,004	—	—	88	—	—	76	3,168
Foreign branches and representative offices	117	—	1	4	—	—	—	122

Reclassified Statement of Income by Business Sector

% Change 2004/2003 pro forma	Commercial Banking	Asset Management	Investment Banking	Personal Financial Services	Insurance	Public Authorities and Entities	Central Functions	Group total
	(millions of €)
Statement of Income Data:
Net interest income	(2.1)	(20.0)	15.0	(15.7)	—	1.6	—	(4.0)
Net commissions and other net dealing revenues	7.7	—	(50.0)	15.0	—	(27.8)	(3.0)	6.7
Profits and losses from financial transactions and dividends on shares	19.8	—	(21.3)	(38.5)	—	(5.9)	73.5	(3.4)
Profits from companies carried at equity and dividends from shareholdings	25.0	—	62.5	—	75.6	—	(12.8)	30.0
Net interest and other banking income	2.0	(0.5)	(21.8)	9.5	75.6	(2.4)	(21.1)	1.6
Administrative costs	1.1	(10.6)	1.4	(0.3)	—	7.1	(26.4)	(1.0)
—personnel	0.3	(7.0)	5.3	(2.0)	—	—	(8.8)	(1.3)
—other administrative costs	2.5	(13.3)	(2.9)	3.3	—	40.0	16.6	(0.1)
—indirect taxes	(0.5)	—	—	(13.0)	—	(50.0)	2.4	(1.9)
Other operating income, net	—	(36.4)	(33.3)	—	—	(33.3)	—	(2.7)
Adjustments to tangible and intangible fixed assets	(11.0)	(25.0)	(21.4)	(9.5)	—	—	(2.9)	(5.6)
Operating income	3.7	9.6	(41.6)	26.6	75.6	(5.0)	(6.3)	6.9
Adjustments to goodwill and merger and consolidation differences	—	—	—	—	—	—	23.4	25.9
Provisions and net adjustments to loans and financial fixed assets	(25.3)	(50.0)	(46.0)	(15.2)	—	160.0	—	(14.1)
—provisions for risks and charges	(6.3)	(50.0)	—	(3.2)	—	—	104.4	18.5
—net adjustments to loans and provisions for guarantees and commitments	(27.9)	—	—	—	—	177.8	(45.5)	(27.5)
—net adjustments to financial fixed assets	(83.3)	—	(43.1)	—	—	—	(51.3)	(70.0)
Income before extraordinary items	19.1	25.7	(34.8)	26.4	75.6	(17.8)	43.6	15.8
Net extraordinary income (expense)	(84.6)	—	(16.7)	(40.0)	—	62.5	—	—
Income before taxes	16.5	25.7	(28.6)	28.2	75.6	(13.1)	(13.8)	26.9
Income taxes for the period	10.6	(38.1)	—	55.9	—	—	17.4	2.2
Change in reserves for general banking risks	—	—	—	—	—	—	—	—
Income attributable to minority interests	(50.0)	—	—	21.1	—	—	(87.5)	—
Net income	20.2	53.1	—	21.9	75.6	(19.6)	(35.4)	43.3
Other Data:
Average Allocated Capital	4.3	3.2	21.7	8.6	8.2	11.4	64.1	5.1

Operating Structure

% Change at December 31, 2004—December 31, 2003 pro forma	Commercial Banking	Asset Management	Investment Banking	Personal Financial Services	Insurance	Public Authorities and Entities	Central Functions	Group total
Employees	(0.4)	(11.6)	0.3	(2.5)	—	(1.8)	(7.2)	(1.7)
Financial planners	—	—	—	(5.1)	—	—	—	(7.7)
Italian branches	1.0	—	—	1.1	—	—	7.9	1.2
Foreign branches and representative offices	7.7	—	—	—	—	—	—	7.4

        The following tables showing comparisons between the results for 2003 compared with 2002 on a pro forma basis are based on the organizational structure of the Business Sectors at December 31, 2003. The 2002 pro forma figures assume that changes to the organizational structure of the Business Sectors in 2003 had occurred on January 1, 2002.

Reclassified Statement of Income by Business Sector

Year ended December 31, 2003	Domestic Banking Networks	Personal Financial Services	Wealth Management and Financial Markets	International Activities	Central Functions	Group total
	(millions of €)
Statement of Income Data:
Net interest income	3,557	51	5	102	1	3,716
Net commissions and other net dealing revenues	2,299	479	231	61	(34)	3,036
Profits and losses from financial transactions and dividends on shares	127	26	222	10	62	447
Profits from companies carried at equity and dividends from shareholdings	50	37	103	—	93	283
Net interest and other banking income	6,033	593	561	173	122	7,482
Administrative costs	(3,687)	(321)	(256)	(82)	(264)	(4,610)
—personnel	(2,161)	(148)	(121)	(43)	(368)	(2,841)
—other administrative costs	(1,449)	(150)	(133)	(37)	257	(1,512)
—indirect taxes	(77)	(23)	(2)	(2)	(153)	(257)
Other operating income, net	200	24	19	1	85	329
Adjustments to tangible and intangible fixed assets	(65)	(42)	(23)	(10)	(344)	(484)
Operating income	2,481	254	301	82	(401)	2,717
Adjustments to goodwill and merger and consolidation differences	—	(2)	(16)	—	(140)	(158)
Provisions and net adjustments to loans and financial fixed assets	(812)	(33)	(16)	(18)	20	(859)
—provisions for risks and charges	(112)	(31)	(8)	(3)	(41)	(195)
—net adjustments to loans and provisions for guarantees and commitments	(697)	(2)	(1)	(11)	(13)	(724)
—net adjustments to financial fixed assets	(3)	—	(7)	(4)	74	60
Income before extraordinary items	1,669	219	269	64	(521)	1,700
Net extraordinary income (expense)	51	(6)	1	(2)	(76)	(32)
Income before taxes	1,720	213	270	62	(597)	1,668
Income taxes for the period	(735)	(34)	(54)	(21)	187	(657)
Change in reserves for general banking risks	12	—	(2)	—	(1)	9
Income attributable to minority interests	(24)	(47)	—	(1)	24	(48)
Net income	973	132	214	40	(387)	972
Other Data:
Average Allocated Capital	7,677	737	1,361	313	761	10,849
Ratios	(percentages)
Profitability (RoE, RORAC)	12.7	17.9	15.7	12.8	—	9.0
Cost/Income ratio	59.0	55.1	47.8	51.7	—	61.9

Operating Structure

At December 31, 2003	Domestic Banking Networks	Personal Financial Services	Wealth Management and Financial Markets	International Activities	Central Functions	Group total
Employees	33,314	1,871	1,149	1,689	5,442	43,465
Financial planners	132	4,543	—	—	—	4,675
Italian branches	3,080	88	—	—	—	3,168
Foreign branches and representative offices	1	4	1	116	—	122

Reclassified Statement of Income by Business Sector

Year ended December 31, 2002 pro forma	Domestic Banking Networks	Personal Financial Services(1)	Wealth Management and Financial Markets	International Activities	Central Functions	Group total
	(millions of €)
Statement of Income Data:
Net interest income	3,444	70	8	109	22	3,653
Net commissions and other net dealing revenues	2,140	486	182	55	(68)	2,795
Profits and losses from financial transactions and dividends on shares	81	(9)	178	6	48	304
Profits from companies carried at equity and dividends from shareholdings	29	50	106	—	129	314
Net interest and other banking income	5,694	597	474	170	131	7,066
Administrative costs	(3,611)	(330)	(254)	(76)	(307)	(4,578)
—personnel	(2,138)	(141)	(114)	(42)	(379)	(2,814)
—other administrative costs	(1,402)	(165)	(138)	(32)	229	(1,508)
—indirect taxes	(71)	(24)	(2)	(2)	(157)	(256)
Other operating income, net	202	25	20	3	104	354
Adjustments to tangible and intangible fixed assets	(61)	(40)	(29)	(10)	(368)	(508)
Operating income	2,224	252	211	87	(440)	2,334
Adjustments to goodwill and merger and consolidation differences	—	(51)	(8)	—	(159)	(218)
Provisions and net adjustments to loans and financial fixed assets	(585)	(68)	(32)	(62)	(665)	(1,412)
—provisions for risks and charges	(113)	(66)	(5)	(4)	(73)	(261)
—net adjustments to loans and provisions for guarantees and commitments	(471)	(2)	(4)	(56)	(57)	(590)
—net adjustments to financial fixed assets	(1)	—	(23)	(2)	(535)	(561)
Income before extraordinary items	1,639	133	171	25	(1,264)	704
Net extraordinary income (expense)	(17)	15	10	10	302	320
Income before taxes	1,622	148	181	35	(962)	1,024
Income taxes for the period	(742)	(13)	(18)	(19)	349	(443)
Change in reserves for general banking risks	(7)	15	(2)	(1)	358	363
Income attributable to minority interests	(33)	(39)	(3)	2	30	(43)
Net income	840	111	158	17	(225)	901
Other Data:
Average Allocated Capital	7,338	786	1,222	365	1,135	10,846
Ratios	(percentages)
Profitability (RoE, RORAC)	11.4	14.1	12.9	4.7	—	8.3
Cost/Income ratio	61.1	55.6	56.9	48.6	—	65.1

Operating Structure

At December 31, 2002 pro forma	Domestic Banking Networks	Personal Financial Services	Wealth Management and Financial Markets	International Activities	Central Functions	Group total
Employees	34,559	1,880	1,202	1,647	5,929	45,217
Financial planners	197	4,754	—	—	—	4,951
Italian branches	3,028	87	—	—	—	3,115
Foreign branches and representative offices	2	4	2	106	—	114

(1)
The figures shown are not pro forma, as there were no changes in the Business Sector's structure during 2003.

Reclassified Statement of Income by Business Sector

% Change 2003/2002 pro forma	Domestic Banking Networks	Personal Financial Services	Wealth Management and Financial Markets	International Activities	Central Functions	Group total
Statement of Income Data:
Net interest income	3.3	(27.1)	(37.5)	(6.4)	(95.5)	1.7
Net commissions and other net dealing revenues	7.4	(1.4)	26.9	10.9	(50.0)	8.6
Profits and losses from financial transactions and dividends on shares	56.8	—	24.7	66.7	29.2	47.0
Profits from companies carried at equity and dividends from shareholdings	72.4	(26.0)	(2.8)	—	(27.9)	(9.9)
Net interest and other banking income	6.0	(0.7)	18.4	1.8	(6.9)	5.9
Administrative costs	2.1	(2.7)	0.8	7.9	(14.0)	0.7
—personnel	1.1	5.0	6.1	2.4	(2.9)	1.0
—other administrative costs	3.4	(9.1)	(3.6)	15.6	12.2	0.3
—indirect taxes	8.5	(4.2)	—	—	(2.5)	0.4
Other operating income, net	(1.0)	(4.0)	(5.0)	(66.7)	(18.3)	(7.1)
Adjustments to tangible and intangible fixed assets	6.6	5.0	(20.7)	—	(6.5)	(4.7)
Operating income	11.6	0.8	42.7	(5.7)	(8.9)	16.4
Adjustments to goodwill and merger and consolidation differences	—	(96.1)	100.0	—	(11.9)	(27.5)
Provisions and net adjustments to loans and financial fixed assets	38.8	(51.5)	(50.0)	(71.0)	—	(39.2)
—provisions for risks and charges	(0.9)	(53.0)	60.0	(25.0)	(43.8)	(25.3)
—net adjustments to loans and provisions for guarantees and commitments	48.0	—	(75.0)	(80.4)	(77.2)	22.7
—net adjustments to financial fixed assets	—	—	(69.6)	100.0	—	—
Income before extraordinary items	1.8	64.7	57.3	156.0	(58.8)	141.5
Net extraordinary income (expense)	—	—	(90.0)	—	—	—
Income before taxes	6.0	43.9	49.2	77.1	(37.9)	62.9
Income taxes for the period	(0.9)	161.5	—	10.5	(46.4)	48.3
Change in reserves for general banking risks	—	—	—	—	—	(97.5)
Income attributable to minority interests	(27.3)	20.5	—	—	(20.0)	11.6
Net income	15.8	18.9	35.4	135.3	72.0	7.9
Other Data:
Average Allocated Capital (€/mil)	4.6	(6.2)	11.4	(14.2)	(32.9)	—

Operating Structure

% Change at December 31, 2003 – December 31, 2002 pro forma	Domestic Banking Networks	Personal Financial Services	Wealth Management and Financial Markets	International Activities	Central Functions	Group total
Employees	(3.6)	(0.5)	(4.4)	2.6	(8.2)	(3.9)
Financial planners	(33.0)	(4.4)	—	—	—	(5.6)
Italian branches	1.7	1.1	—	—	—	1.7

  Commercial Banking (formerly Domestic Banking Networks)

  2004 vs. 2003 pro forma

        In 2004, Commercial Banking managed over 75% of the Group's volumes, generating approximately 78% of net interest and other banking income. Commercial Banking's net interest and other banking income increased by 2% in 2004 compared to 2003 pro forma. This trend was higher than that of the Group as a whole and reflects the ability of the banking networks and the related product companies to offset the decline in net interest income with other sources of income, particularly commission revenues, as well as profits from financial transactions.

        The contained 0.9% increase in operating expenses, together with the aforementioned increase in net interest and other banking income, produced a 3.7% increase in operating income for Commercial Banking in 2004 compared to 2003 pro forma. Payroll costs, which represent a substantial portion of Commercial Banking's operating expenses, remained substantially stable. Commercial Banking employed 33,615 staff at December 31, 2004, corresponding to 79% of the Group's total staff.

        The 84.6% decrease in net extraordinary income in 2004 compared with 2003 pro forma was largely offset by the 25.3% decrease in provisions and net adjustments to loans and financial fixed assets, which in 2003 pro forma had been adversely affected by write-downs related to Parmalat bonds. Commercial Banking's net income in 2004 was €1,023 million, an increase of 20.2% compared with 2003 pro forma.

        Commercial Banking absorbed 70% of the Group's capital in 2004, virtually the same as in 2003 pro forma.

        Since average capital allocated to the Business Sector increased by 4.3% compared with 2003 pro forma, a lower rate of increase than that of net income, the profitability of Commercial Banking, measured by RoE/RORAC, increased to 12.8% in 2004 from 11.1% in 2003 pro forma.

  2003 vs. 2002 pro forma

        In 2003 the Domestic Banking Networks managed most of the volumes handled by the Group, accounting for almost 96% of net interest income. Despite the decrease in interest rates, net interest income of the Domestic Banking Networks increased by 3.3% in 2003 compared with 2002 on a pro forma basis, due to the same reasons discussed under our Group consolidated income statement above. The favorable trend of all revenue components was reflected in a 6% increase in the Domestic Banking Networks' net interest and other banking income compared with 2002 pro forma. This income margin represented 81% of the Group's net interest and other banking income for 2003. Approximately 75% of customer financial assets and transactions in securities, foreign exchange and derivatives can be attributed to the Domestic Banking Networks.

        Operating expenses increased by less than the average annual rate of inflation in Italy, and thus decreased in real terms. This contributed to a 11.6% increase in operating income compared with 2002 on a pro forma basis. Personnel costs form a significant component of the costs of the Domestic

Banking Networks, which, as of December 31, 2003, employed 33,314 people, corresponding to 77% of the Group's total staff.

        The significant increase in provisions and net adjustments to loans and financial fixed assets adversely affected net income, which nevertheless increased to €973 million in 2003, a 15.8% increase compared with 2002 pro forma, higher than the increase in average capital allocated to the Business Sector. This improvement in the profitability of the Domestic Banking Networks, measured by RoE/RORAC, reached 12.7% in 2003, compared with 11.4% in 2002 pro forma. The Domestic Banking Networks absorbed 71% of the Group capital.

  Asset Management (formerly Wealth Management and Financial Markets)

  2004 vs. 2003 pro forma

        In 2004, Asset Management contributed over 5% of the Group's consolidated net income while absorbing just over 1% of the capital, substantially in line with the results in 2003 pro forma. This Business Sector, which uses the Group's banking networks throughout the country for the placement of its products, was characterized by high levels of profitability in 2004, which increased to 46.3% compared to 31.2% in 2003 pro forma.

        Asset Management's contribution to net income of the Group increased to €75 million in 2004 compared with the €49 million in 2003 pro forma, which takes into account the demerger of the insurance companies from this Business Sector as part of the creation of the Insurance Business Sector. This increase was due primarily to a decrease in payroll and administrative costs, the absence of any adjustments to goodwill and a decrease in provisions for risks and charges and also to the integration of Eptafund.

  2003 vs. 2002 pro forma

        In 2003 Wealth Management and Financial Markets contributed 22% of the consolidated net income of the Group for 2003, absorbing 12.5% of the capital. Wealth Management and Financial Markets benefited from considerable synergies from the placement of its products through the Group's banking networks and showed significant improvement in RoE, which increased to 15.7% in 2003 from 12.9% in 2002 pro forma.

        The contribution to consolidated Group net income in 2003 was €214 million, an increase compared with €158 million in 2002 pro forma, primarily due to the increase of revenues, including those related to asset management, and a substantial stability in costs.

  Investment Banking (formerly Wealth Management and Financial Markets)

        Investment Banking contributed €45 million to the Group's consolidated net income in 2004, primarily due to the results of Banca IMI and, to a lesser extent, Structured Finance, which compensated for the losses of IMI Investimenti and Sanpaolo IMI Private Equity. The net result, a considerable improvement compared to 2003 pro forma, was primarily the result of a decrease in adjustments to financial fixed assets in 2004 compared to 2003 pro forma.

        Investment Banking absorbed 15% of the Group's capital in 2004 compared with 13% in 2003 pro forma, and employed just over 1% of the Group's staff in 2004, unchanged compared with 2003 pro forma.

  Personal Financial Services

  2004 vs. 2003 pro forma

        Personal Financial Services operated in 2004 through a network of 4,313 financial planners and 1,824 employees. Its contribution to the Group's net income was €128 million compared with €105 million in 2003 pro forma. The results for 2004 and 2003 pro forma take into account the demerger of Banca Fideuram's insurance activities as part of the creation of the Insurance Business Sector.

        Personal Financial Services contributed €128 million to the Group's net income in 2004, or 9% of the Group's total net income, compared to €105 million in 2003 pro forma, or 11% of the Group's total net income. Personal Financial Services absorbed 4% of the Group's capital in 2004. The Business Sector's profitability, measured by RoE, remained high at 29% in 2004 compared with 25.9% in 2003 pro forma.

        Commissions benefited from the allocation of assets under management to higher added-value instruments and the recovery of the financial markets. Assets under management increased by 2.3% to €59.5 billion in 2004 compared to 2003 pro forma, and in particular there was an increase of the total amount of managed funds generating recurring commissions (such as mutual funds, portfolio management and unit-linked investments). Operating income in 2004 was €276 million, an increase of 26.6% compared with 2003 pro forma, primarily due to an increase in commission revenues. The cost to income ratio improved by 6 percentage points, decreasing to 56.5%. This trend confirmed the success of commercial policies based on a return to profitability and the synergies resulting from the integration with Sanpaolo Invest.

  2003 vs. 2002 pro forma

        Personal Financial Services operated in 2003 through a network of 4,543 financial planners and 1,871 employees. Its contribution to the Group's net income increased to €132 million compared with €111 million in 2002. Personal Financial Services contributed 14% of the Group's net income and absorbed 7% of the capital.

        Transactions benefited from a better level and mix of net asset management inflow than expected in the budget targets for 2003. The results were obtained through net interest and other banking income just below that of 2002, combined with a decrease in costs and provisions. As a result, in 2003, RoE rose to 17.9% from 14.1% in 2002.

  Insurance

        Insurance operates through A.I.P., the company that has been operational since December 1, 2004 and comprises all the Group's insurance companies. This concentration of the Group's insurance activities led to the creation of a leading Italian insurance operator, with consolidated premium flows of over €8.5 billion and technical reserves of €38.8 billion euro. As of December 31, 2004, A.I.P. had an estimated market share of 11.9% for premiums and 12.5% for reserves. (source: ANIA—Italian Insurance Companies' Association.) As of December 31, 2004, A.I.P. had over 2 million insurance contracts.

        The results for 2004 and 2003 pro forma are presented as if all the insurance companies of the Group had been concentrated in this Business Sector since January 1, 2003. As A.I.P. was consolidated using the equity method, the company's contribution to the Group results is represented only by net income.

        The Insurance Business Sector's net income was €216 million in 2004, a 75.6% increase from €123 million in 2003 pro forma. Insurance absorbed 9% of the Group's capital in 2004 compared to 8%

in 2003 pro forma, while allocated capital increased by 8.2% to €987 million in 2004 from €912 million in 2003 pro forma. Since allocated capital increased at a lower rate than net income, the profitability of the Insurance Business Sector, as measured by RoE, increased to 21.9% in 2004 compared with 13.5% in 2003 pro forma.

  Public Authorities and Entities

        Owing to a decrease in margins caused by the ordinary termination of significant transactions with high returns entered into in the past and increased competition in the public sector financing market, this Business Sector succeeded in increasing its net interest income by 1.6% in 2004 compared with 2003 pro forma, primarily due to an increase in the total volume of loans to and investments in debt securities issued by customers. Operating income was €132 million in 2004, a 5.0% decrease compared with €139 million in 2003 pro forma. Net income in 2004 was €74 million, a decrease of 19.6% compared with €92 million in 2003 pro forma, primarily due to an increase in provisions for probable loan losses.

        Public Authorities and Entities absorbed 7% of the Group's capital in 2004 and its profitability, measured by RoE/RORAC, was 9.4% in 2004 compared with 13% in 2003 pro forma.

  Central Functions

  2004 vs. 2003 pro forma

        Central Functions includes the Group's holding activities, finance, the management of equity investments (including the Group's shareholdings in Cassa di Risparmio di Firenze, Cassa dei Risparmi di Forlì and Banca delle Marche), the MOI and GEST Line, which manages the Group's tax collection activities. Central Functions' main component is represented by bodies that direct the strategy, governance and control of the other Business Sectors.

        The income results reflect the nature of Central Functions, which incurs costs using a centralized system and on behalf of other Group companies, only partially allocating them to the operating units. This structure was implemented in order to safeguard cost control through central bodies which have the facilities to control costs and monitor the pursuit of cost efficiency.

        Central Functions showed a loss of €168 million in 2004, primarily attributable to the share of costs not allocated to operating functions and to the amortization of goodwill consequent to equity investments made at holding level, partly offset by the write-back in the value of the Group's equity interest in SCH and by the gains from the sale of equity investments. Central Functions' loss of €260 million in 2003 pro forma was adversely affected by extraordinary charges relating to staff leaving incentives.

  2003 vs. 2002 pro forma

        In 2003 Central Functions included the Group's holding activities, including the former Cardine Finanziaria, the MOI and the management of property, equity investments and the Group's lending policy. Consequently, all the activities for the direction, support, management and control of the Group's Business Sectors, as well as infrasector adjustments, were attributed to Central Functions.

        Central Functions showed a loss of €387 million in 2003, primarily attributable to the share of costs not allocated to operating functions and also to the amortization of goodwill in relation to equity investments made at holding level and not attributable to operating Business Areas. The writeback of the shareholding in SCH, the capital gains on the disposals of the equity portfolio, and the extraordinary expenses incurred in relation to staff leaving incentives were also allocated to Central Functions in 2003.

        In 2002 pro forma, Central Functions showed a loss of €225 million, primarily attributable to the share of costs not allocated to operating areas and to the write-downs of the investment portfolio, only partially offset by the use of reserves for general banking risks.

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

2002 Consolidated Pro Forma Income Statement

		Sanpaolo IMI Group (a)		Expansion of the scope of consolidation using full and proportional method(1)(b)		Reduction in the scope of consolidation using full and proportional method(2)(c)		Exit of Banque Sanpaolo from full scope of consolidation(d)		Sanpaolo IMI Group pro forma (e)=(a+b+c+d)
		(millions of €)
10.	Interest income and similar revenues		8,693		116		(67)		(287)		8,455
20.	Interest expense and similar charges		(4,955)		(70)		23		165		(4,837)
30.	Dividends and other revenues		565		—		—		—		565
	a) shares, capital quotas and other equities	410		—		—		—		410
	b) equity investments	155		—		—		—		155
40.	Commission income		3,467		209		(36)		(78)		3,562
50.	Commission expense		(671)		(140)		24		15		(772)
60.	Profits (losses) on financial transactions		(98)		15		(1)		4		(80)
70.	Other operating income		422		7		(10)		(8)		411
80.	Administrative costs		(4,648)		(95)		43		122		(4,578)
	a) payroll	(2,856)		(49)		17		74		(2,814)
	b) other administrative costs	(1,792)		(46)		26		48		(1,764)
90.	Adjustments to tangible and intangible fixed assets		(753)		(27)		22		13		(745)
100.	Provisions for risks and charges		(261)		(3)		2		1		(261)
110.	Other operating expense		(50)		(2)		1		1		(50)
120.	Adjustments to loans and provisions for guarantees and commitments		(889)		(10)		10		31		(858)
130.	Writebacks of adjustments to loans and provisions for guarantees and commitments		320		2		(1)		(19)		302
140.	Provisions to the allowance for probable loan losses		(27)		—		—		—		(27)
150.	Adjustments to financial fixed assets		(569)		—		—		—		(569)
160.	Writebacks of adjustments to financial fixed assets		8		—		—		—		8
170.	Income (losses) from investments carried at equity		137		(1)		2		21		159
180.	Income from ordinary activities		691		1		12		(19)		685
190.	Extraordinary income		575		9		(2)		(2)		580
200.	Extraordinary expenses		(248)		(4)		10		1		(241)
210.	Extraordinary net income		327		5		8		(1)		339
230.	Change in reserves for general banking risks		364		(1)		—		—		363
240.	Income taxes		(450)		(10)		(3)		20		(443)
250.	Income (loss) attributable to minority interests		(43)		—		—		—		(43)
260.	Net income		889		(5)		17		—		901

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

(2)
The figures assume the non-consolidation of IW Bank and Finconsumo Banca, with effect from January 1, 2002.

Reclassified Consolidated Pro Forma Balance Sheet at December 31, 2002

	Sanpaolo IMI Group (1) (a)	Expansion of the full and proportional scope of consolidation (2) (b)	Reduction of the full and proportional scope of consolidation (3) (c)	Exit of Banque Sanpaolo from full scope of consolidation and 100% evaluation at equity (d)	Sanpaolo IMI Group pro forma (e)=(a+b+c+d)
	(millions of €)
Assets
Cash and deposits with central banks and post offices	1,406	102	—	(9)	1,499
Loans	149,349	1,227	(459)	(4,196)	145,921
—due from banks	22,000	168	100	(524)	21,744
—loans to customers	127,349	1,059	(559)	(3,672)	124,177
Dealing securities	19,046	171	—	(202)	19,015
Fixed assets	9,596	—	19	(512)	9,103
—investment securities	2,897	25	(2)	(529)	2,391
—equity investments	4,064	(82)	33	157	4,172
—intangible fixed assets	406	31	(4)	(35)	398
—tangible fixed assets	2,229	26	(8)	(105)	2,142
Differences arising on consolidation and on application of the equity method	1,030	50	—	—	1,080
Other assets	23,346	48	(90)	(277)	23,027
Total assets	203,773	1,598	(530)	(5,196)	199,645
Liabilities
Payable	161,505	1,474	(466)	(5,144)	157,369
—due to banks	24,456	231	(58)	(496)	24,133
—due to customers and securities issues	137,049	1,243	(408)	(4,648)	133,236
Provisions	3,813	43	(12)	45	3,889
—for taxation	670	18	(7)	61	742
—for termination indemnities	961	8	(2)	—	967
—for risks and charges	1,839	12	(3)	(16)	1,832
—for pensions and similar	343	5	—	—	348
Other liabilities	20,971	56	(44)	(245)	20,738
Subordinated liabilities	6,613	—	(8)	—	6,605
Minority interests	334	8	—	—	342
Shareholders' equity	10,537	17	—	148	10,702
Total liabilities	203,773	1,598	(530)	(5,196)	199,645

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

B.    Liquidity and Capital Resources

Liquidity

        For information concerning the principal categories of the Group's funding sources, see: Item 3. "Key Information—B. Selected Statistical Information—Liabilities and Funding Sources" on page 64 above.

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

Shareholders' Equity

        Group shareholders' equity was €11,804 million as of December 31, 2004, and showed the following movements in the course of 2004:

Changes in shareholders' equity
(millions of €)
Shareholders' equity as of December 31, 2003	10,995
Decreases	(715)
—Dividends	(715)
—Exchange and other adjustments	—
—Use of reserves for general banking risks	—
Increases	1,524
—Monetary revaluation	—
—Net income for the year	1,393
—Change in Reserve for general banking risks	2
—Spin off of the share held by Fideuram Vita in Sanpaolo IMI	117
—Differences arising on the translation of foreign currency financial statements and other adjustments	12

Shareholders' equity as of December 31, 2004	11,804

        In addition to the distribution of the 2003 dividend and the net income for 2004, the changes with respect to shareholders' equity at the end of December 2003 reflect the increase in Sanpaolo IMI reserved for the minority shareholders of Banca Fideuram, in connection with the Spin Off of Banca Fideuram Vita in favor of the Parent Bank. The Spin Off also lead to an increase in consolidated reserves due to the acquisition of the reserves of Banca Fideuram Vita formerly attributable to the minority shareholders of Banca Fideuram.

Treasury Shares

        As of December 31, 2004, the Group held 5,137,361 Sanpaolo IMI Shares, equal to 0.28% of Sanpaolo IMI's ordinary share capital, which were recorded, among the assets on the balance sheet, at a total market value of €54.4 million (€10.585 per Share).

        During 2004, the Group pursued the aim of concentrating the ownership of Sanpaolo IMI Shares in the Parent Bank, excluding those by Banca IMI in connection with its securities dealing activities. The following were the Group's transactions in Sanpaolo IMI Shares during 2004:

  •
  as of December 31, 2003, the Parent Bank held 3,220,919 Sanpaolo IMI Shares in its portfolio, equal to 0.18% of the share capital, which were recorded in the assets in the Balance sheet at a market value of €34 million (€10.413 per Share). Pursuant to the decisions made by the shareholders' meeting regarding authorization to purchase and dispose of own Shares, during 2004 the Bank purchased 795,000 Shares (€2.2 million nominal value), for an outlay of €7.1 million. Consequently, at 31 December 2004, the Bank held 4,015,919 own Shares in its portfolio (€11.2 million nominal value), equal to 0.22% of the share capital, which were recorded in the assets of the securities dealing portfolio in the balance sheet at a market value of €42.5 million (€10.585 per Share);

  •
  as of December 31, 2003, the subsidiary Banca IMI, in relation to its institutional dealing activity, recorded, among the liabilities in its accounts, a "short-term position" in relation to 395,575 Sanpaolo IMI Shares (€1.1 million nominal value) attributable to the normal dealing activity and financially balanced by transactions in derivatives. During the year, the company purchased 4,707,753 Shares (€13.2 million nominal value) for a cost of €44.7 million, and sold 4,311,012 Shares (€12.1 million nominal value) for a total outlay of €42.7 million. Consequently, at December 31, 2004, Banca IMI held 1,166 Sanpaolo IMI Shares in its portfolio (approximately €3,000 nominal value) booked at a market value of approximately €12,000;

  •
  as of December 31, 2003, the subsidiary Banca Fideuram held no shares in its portfolio. During 2004, and following the above-mentioned Spin Off of Banca Fideuram Vita, Banca Fideuram acquired 1,120,276 Sanpaolo IMI Shares (€3.1 million nominal value) for a cost of €12.7 million. At December 31, 2004, Banca Fideuram adjusted the value of such shares by €0.8 million. Consequently as of December 31, 2004, the bank held 1,120,276 Sanpaolo IMI Shares in its portfolio (€3.1 million total nominal value) booked at a market value of €11.9 million.

  •
  following the Spin Off, the subsidiary Invesp, already a shareholder in Banca Fideuram with a 9.28 stake but with no Parent Bank Shares in its portfolio as of December 31, 2003, acquired 6,793,642 Shares (nominal value of €19.0 million). These Shares, reported at the time of the Spin Off for an outlay of €8.4 million, were divested by Invesp at a price of €69.4 million.

Regulatory Capital and Capital Adequacy

        The following table sets forth the Tier I and the Tier II capital levels and the relative ratios of the Sanpaolo IMI group at December 31, 2004 and 2003. In accordance with Bank of Italy regulations, the ratios set forth with respect to the capital of Sanpaolo IMI have been calculated net of any dividend distributions. The ratios reflect the clarifications made in the Bank of Italy's technical note of August 3, 2001. See: also Item 4. "Information on Sanpaolo IMI—C. Business Overview—Italian Banking Regulation and Corporate Governance Principles—Capital Adequacy Requirements" on page 97 above for further details.

	At December 31,
	2004	2003
	(millions of €, except ratios)
Tier I capital
Share capital	5,218	5,144
Additional paid-in capital	725	708
Reserves(1)	4,975	4,516
Preferred Securities in €	1,000	1,000
Less: intangible assets	(1,058)	(1,330)

Tier I capital(2)	10,860	10,038
Tier II capital
Revaluation reserves	71	75
Subordinated debt	5,209	4,326
Other positive items	85	91
Other negative items	(9)	(22)

Tier II capital	5,356	4,470

Less: financial investments	(840)	(837)
Total Tier I and Tier II capital ("Own Funds")	15,376	13,671

Tier III capital subordinated loans	594	598

Total Tier I, Tier II and Tier III capital	15,970	14,269
Total minimum capital(3)	10,676	10,921

Excess capital(4)	5,294	3,348

Weighted assets (€/mil)
Lending risk	119,600	124,987
Market risk	13,063	10,963
Other requirements	787	563

Total weighted assets	133,450	136,513

Capital adequacy ratios (%)
Tier I capital/Total risk-weighted assets	8.1%	7.4%
Total capital/Total risk-weighted assets	12.0%	10.5%

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

Material Commitments for Capital Expenditures

        As of December 31, 2004, we had no material commitments for capital expenditures on fixed assets.

Tabular Disclosure of Contractual Obligations

        The following table presents the Group's known contractual obligations by remaining maturity for the categories specified below at December 31, 2004.

	At December 31, 2004 Payments due by maturity
	less than 1 year	between 1 and 3 years	between 3 and 5 years	more than 5 years	Total
	(in € millions)
Long-term debt(1)	16,922	14,433	8,449	13,715	53,519
Lease obligations(2)	3	3	—	5	11
Other obligations(3)	20	11	1	—	32

Guarantees and commitments	30,547	7,045	8,148	1,374	47,114
of which:
Guarantees(4)	11,841	3,093	1,947	418	17,299
Lines of credit(5)	13,500	3,461	5,104	844	22,909
Purchased securities subject to settlement(6)	2,783	—	—	—	2,783
Other commitments(7)	2,423	491	1,097	112	4,123

Total	47,492	21,492	16,598	15,094	100,676

(1)
Long-term debt consists of senior debt securities and subordinated debt issued by the Group. See: Note 10 to the Consolidated Financial Statements on page F-34 below and Item 3. "Key Information—B. Selected Statistical Information—Liabilities and Funding Sources on page 64 above. It excludes debt due to customers and debt due to banks since such debt is generally short-term in nature.

(2)
Represents financial and operating lease obligations.

(3)
Represents miscellaneous obligations.

(4)
Primarily represents commercial and financial guarantees provided to public entities, banks and other financial institutions on behalf of customers to secure loans, overdrafts and other facilities. For further details, see Note 18 to the Consolidated Financial Statements at page F-115.

(5)
Represents (i) undrawn lines of credit (€12,556 million), (ii) committed mortgage loans and leasing contracts (€6,279 million) and (iii) committed loans (€4,074 million). For further details, see Note 9 to the Consolidated Financial Statements at page F-21.

(6)
Represents securities purchased as of the date indicated for which settlement has not yet occurred.

(7)
Represents, primarily, (i) commitments to purchase securities arising from put options with third parties (including put option to purchase shares in Cassa di Risparmio di Forlì, Banka Koper, Cassa di Risparmio di Firenze and Banca delle Marche) for an aggregate amount of €1,613 million and (ii) credit derivatives for an aggregate amount of €1,397 million. For further details, see Notes 11 and 12 to the Consolidated Financial Statements at pages F-40 and F-76.

Off-Balance Sheet Arrangements

        Other than the off-balance sheet guarantees, lines of credit and other commitments disclosed in "Tabular Disclosure of Contractual Obligations" above, we do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

C.    Trend Information

        In a difficult market scenario, with signals of a general deceleration in economic growth in the first quarter of 2005 as compared with the first quarter of 2004, the Group's operating result were substantially stable. This was due to significant cost control, and an increase of 6.2% in income before extraordinary items. The increase in income before extraordinary items was due to the decrease in provisions and net adjustments. In the first quarter of 2005, net income decreased, on an annual basis by approximately 12%. The decrease was due primarily to the divestiture of the Group's stake in Finconsumo Banca (see: Item 4. "Information on Sanpaolo IMI—B. Significant Developments During 2004—Commercial Banking Business Sector—Other Initiatives in Italy" on page 73 above) recorded in the first quarter of 2004.

        The weakness of the Italian economy, which has shown signs of deterioration in the first months of 2005, may affect the results of the Group, especially net interest income which is influenced by the persistence of low interest rates. To counteract that trend the Group will pursue its strategy to increase its volume of business with companies and private customers.

        With regard to the corporate market, the Group will focus on increasing its business volumes through increases in the current customers loan portfolio and acquiring new customers. In the retail market the Group will try to improve its competitive position in the fast-growing markets of residential mortgages and consumer credit and to consolidate its leadership in Italian asset management. Benefits are also expected to come from the integration of the Group's bank networks, which is expected to increase commercial focus and cost containment.

D.    Critical Accounting Estimates

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

        Detailed information regarding accounting policies is provided in Note 7 to the Consolidated Financial Statements on page F-10 below.

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

  Pensions

        The Group participates directly and indirectly in defined benefit pension schemes for part of its employees. The pension cost for these schemes is assessed in accordance with the advice of a qualified actuary. This cost is annually charged to the income statement. In determining this cost the actuarial value of the assets and liabilities of the scheme are calculated. This involves modeling their future growth and requires management and the actuary to make assumptions as to factors such as:

  •
  price inflation;

  •
  dividends and earnings growth;

  •
  pension increases;

  •
  return on new investments;

  •
  discount rates; and

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

  Significant accounting policies with respect to our reconciliation from Italian to U.S. GAAP

        We include a reconciliation of net income and shareholders' equity between Italian GAAP and U.S. GAAP within Note 29 to the Consolidated Financial Statements on page F-164. The preparation of this reconciliation requires management to consider accounting policies under U.S. GAAP to determine whether or not a difference in GAAP exists, and to quantify the amount of that difference where appropriate. These policies may also be based on difficult or subjective judgments, estimates based on past experience and assumptions determined to be reasonable and realistic based on the related circumstances.

        Unless indicated otherwise, all of the significant accounting policies identified above, are equally critical to preparation of the U.S. GAAP reconciliation, and involve similar judgment and assumptions by management.

  Business Combination

        Goodwill and intangible assets include the cost of acquired subsidiaries in excess of the fair value of the tangible net assets recorded in connection with acquisitions. Acquired intangible assets include core deposit, customer list, brand and asset under management. Accounting for goodwill and acquired intangible assets requires management's estimate regarding (i) the fair value of the acquired intangible assets and the initial amount of goodwill to be recorded, (ii) the amortization period and (iii) the recoverability of the carrying value of acquired intangible assets.

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

E.    Recent Accounting Developments

Transition to IFRS international accounting standards

The regulatory context

        As from 2005, EC regulation no. 1606/2002 (IAS Regulation) requires listed companies subject to the legislation of each EU member State, to prepare their consolidated financial statements in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standard Board ("IASB") and as endorsed by the European Commission. Moreover, IAS Regulations grant EU member States the right to adopt early the application of IFRS to the stand-alone financial statements of listed companies and to the stand-alone and consolidated financial statements of non-listed companies.

        The 2003 European Law no. 306 ("Legge Comunitaria 2003") endorsed by the Italian Parliament on October 31, 2003, gives the Italian Government a mandate for the application of IFRS to Italian companies.

        On 25 February 2005, the Italian Government exercised the mandate by issuing a legislative decree allowing banks and financial institutions (subject to the regulatory supervisions of the Bank of Italy) to adopt IFRS to the stand-alone financial statements as from 2005 and requires the mandatory adoption as from 2006. The same decree confirms the current authority of the Bank of Italy and ISVAP (Italian Insurance Regulatory Authority) to define the form and content of banking and insurance financial statements respectively in annual reports and appertaining notes.

        In April 2005, CONSOB (Italian Public Authority Responsible for Regulating the Italian Securities Market) issued further regulations containing the instructions for preparing interim financial statements and the transition to IFRS. In 2005, the Bank of Italy will provide the regulations required to assess the impact of IFRS on regulatory capital and the abovementioned regulations relating to the form and content of financial statements in annual reports and appertaining notes.

        In regards to the adoption of the new accounting standards, as of today 36 standards and including the respective improvements have been endorsed by the EU. The endorsement process was carried out without any substantial problems for the majority of the standards; however the endorsement of IAS 39, relating to financial recognition and measurements of financial instruments, has been subject to prolonged delays because of the issues raised by banks and regulatory authorities. A particular concern raised by the banks in connection with IAS 39 was the prohibition of fair value hedge of core deposits on a portfolio basis, while the main concern for regulatory authorities was the possible application of fair value option to financial liabilities.

        IAS 39 had been endorsed in November 2004 on the basis of a late compromise known as the 'carve out' solution. The agreement reached on the EU endorsed version of IAS 39 removes part of the original IASB text which was subject of the debate. Accordingly, the standard's text as adopted by the EU does not fully conform to that of the IASB. The EU hopes that in 2005 the IASB will review the disputed text to reach a wide consensus on the text of IAS 39.

Main accounting and valuation changes

        Compared to currently applicable Italian GAAP, IFRS are characterized by a more frequent use of fair value valuation criteria. This is reflected in:

  •
  the requirement to use a fair value valuation for a wide category of financial instruments, including:

  •
  trading or available for sale securities. According to the Italian accounting standard currently applied by the Group, only listed securities including those in the not held to maturity portfolio are valued at fair value; all non-listed securities are valued at the lower of purchase cost and the market value. Held-to-maturity securities are recorded at cost taking into account other than temporary losses.

  •
  hedging and non-hedging derivative contracts. Currently, derivative contracts entered to hedge banking book transactions are valued at cost, while the amount attributable to such transactions is recorded on an accrual basis.

  •
  all financial instruments, essentially lending and funding contracts, hedged against the risk of devaluation in price (fair value hedges). In compliance with currently applicable Italian accounting standards, financial instruments included in the banking book are accounted for on an accrual basis at their net carrying amount less provision (lending) or redemption price (funding).

  •
  equity investments below significant control interest. This category of equity investments is currently valued at cost and such equity investments are written down to reflect any permanent losses in value.

  •
  The option to account all tangible fixed assets at fair value as an alternative to amortizing the cost value. Moreover, there is the option to measure tangible assets at the date of the transition to IFRS at fair value and use it as its deemed cost at that date.

  •
  The requirement to apply the purchase method of accounting for business combinations. The purchase method requires that all assets and liabilities purchased to be valued at fair value, regardless of the method used to account for the transaction (purchases of businesses, mergers, transfers, etc.). Currently, applicable Italian accounting standards allow maintaining the pre-existing book values.

  •
  The requirement to apply fair value to intangibles and to write down the value in the event of permanent losses commonly referred to as impairments. Goodwill and intangible assets with indefinite useful life should not be amortized but should be reviewed for impairment at least annually. Currently applicable Italian accounting standards require intangible assets to be recorded at purchase cost and amortized over the period of their expected useful life.

        In connection with liabilities relating to personnel (such as termination indemnities and other long-term employer commitments), IFRS requires actuarial calculations of the expected future liability taking into account the time when such liabilities will be paid out. Currently, these liabilities are accounted for an amount that represents the liability that should be paid at the date of the financial statements if all employees were terminated at the balance sheet date.

        Furthermore, with the adoption of IFRS, employee stock options are reported at their initial fair value for a vesting period as personnel costs offset against a specific reserve in shareholders' equity. According to Italian accounting standards, employee stock options are not recorded in the financial statements.

        IFRS applies the contractual rates for the discounting of doubtful loans. This criterion, which is not as common under Italian accounting standards, is already applied in the Sanpaolo IMI Group financial statements.

        Lastly, accordingly to IFRS all subsidiary companies and including equity investments that are considered controlled (except for those companies that are subject to bankruptcy proceedings) are consolidated. Therefore, the consolidation area of the Sanpaolo IMI Group will include those insurance companies which are currently accounted for using the equity method.

The IFRS Project and the Group

        In December 2002, the Sanpaolo IMI Group launched a project to plan and implement the measures necessary to adequately cope with the transition to the new regulatory framework. In the context of the project, the Parent Bank took on a role of leading and controlling the activities entered into by the Group companies by creating the "Group Guidelines" (established in 2003) which supplied methodological and operational support to subsidiaries for planning the transitional processes. The Group also provided constant monitoring of the progress and the measures undertaken at the subsidiaries.

        The project was mainly split into two areas:

  •
  Study and analysis of IFRS and of the main issues raised by their implementation. This activity, which involved a high number of resources (approximately 120 specialists within the Parent Bank and the material subsidiaries were divided into 15 working groups) has enabled the creation of the first IFRS compliant version of the "Group Accounting Policies Handbook", which represents the main point of reference for the Parent Bank and all the subsidiaries for the preparation of their financial statements using consistent and homogeneous Group policies. The handbook is subject to continuous updates to reflect the developments of the IFRS content.

  •
  Activities performed independently within the different areas of the Group on the basis of the above mentioned guidelines. In particular, these activities include:

  •
  Adjustments of IT systems, to be completed in 2005. Given the uncertainties surrounding the application of the new accounting policies to different areas of significance (stand-alone financial statements, tax regulation, and reports to the Supervising Authorities) which have characterized the project since its inception, the Group has taken all the required actions aimed at guaranteeing parallel assessments of net income and equity results on the basis of both IFRS and Italian accounting policies. Overall, the two areas of the project activity and taking into account the residual activities programmed for 2005 at the Parent Bank and its subsidiaries, the external costs of the IFRS Project have been estimated at €32 million.

  •
  Organizational operations regarding administration, valuation and accounting processes. These activities started in the second half of 2004 and will be finalized by 2005.

  •
  Training operations. These activities were created with the aim of providing insight of the new regulatory framework to the Parent Bank and all the subsidiaries through training courses and meetings specializing at different levels and detail. As of December 2004, the first two training modules have been completed, involving 2,000 employees of the Parent Bank and its subsidiaries. Training will continue throughout 2005.

Application to the Group

        With regard to the adoption of IFRS within the Sanpaolo IMI Group, the Board of Directors decided to take advantage of the option provided by Italian law to adopt IFRS for the preparation of the 2005 stand-alone financial statement. For reasons of uniformity of accounting reporting within the

Group and coherence with the consolidated balance sheets, a similar approach was also adopted for the subsidiaries. Transition to IFRS is expected for the 2005 half year consolidated financial statements.

        Based on a first valuation, it has been estimated that the transition to IFRS is expected to increase shareholders' net equity by approximately €250/300 million, mainly as result of the one time application of the fair value to the land component of the Group's real estate portfolio (IAS 16). This non-material result is primarily attributable to the fact that the valuation of the Group's loan portfolio, that represents in general for the Italian banking system the most significant accounting item, was for the Group Sanpaolo IMI already in line with IFRS. The Group adopted (in line with the best international practice) the criterion now required by IFRS to evaluate doubtful loans at net present value since 1998, the year that Sanpaolo IMI securities were registered in the United States of America.

        An analysis of other areas of possible impact of the Group's first time adoption of IFRS, caused either by the application of the new accounting standards concerning financial instruments and hedge accounting (IAS 32 and 39), employee benefits, contingent liabilities and the provisions (IAS 19 and 37), the Group's decision not to apply IFRS 3 retrospectively to business combinations as in accordance with the transitional provisions set out in IFRS 1, resulted in no material effects on the overall consolidated shareholders' equity.

        From an income statement point of view, the consolidated net income for 2004 adjusted for the application of IFRS, taking into account the abovementioned exemptions to not apply IFRS 3 retrospectively, the adoption as of 1 January 1, 2005 of IFRS concerning financial instruments (IAS 32 and 39) and insurance contracts (IFRS 4), shows an estimated increase in net income of over €100 million. This result is mainly attributable to the fact that goodwill is not amortized under IFRS.

        The abovementioned estimates will be subject to updates of the new regulatory framework and will be reanalyzed during the 2005 half year consolidated financial statements that are to be prepared in accordance with IFRS as endorsed by the EU. The IFRS financial information will be subject to a full audit by our auditor PricewaterhouseCoopers, S.p.A., except for the half year consolidated financial statements which will be subject to a limited review as proposed by the CONSOB.

Developments under U.S. GAAP

EITF Issue 03-01: The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments

        The EITF Issue 03-01 (EITF 03-01) provides guidance on recognizing other-than-temporary impairments on securities classified as either available for sale or held to maturity under SFAS 115 and for investments accounted for under the cost method. In September 2004, the FASB delayed the effective date of EITF 03-1 for measurement and recognition of impairment losses until implementation guidance is issued. In December 2004, the FASB decided to reconsider in its entirety all guidance on disclosing, measuring and recognizing other-than-temporary impairments of debt and equity securities and requires companies to continue to comply with existing accounting literature. Once the effective date of the measurement and recognition guidance has been confirmed, Sanpaolo IMI will assess the impact of EITF 03-1 on its consolidated financial statements.

SOP 03-3: Accounting for Certain Loans or Debt Securities Acquired in a Transfer

        In December 2003, the American Institute of Certified Public Accountants (AICPA) released Statement of Position 03-3, Accounting for Certain Loans or Debt Securities Acquired in a Transfer (SOP 03-3) which supersedes AICPA Practice Bulletin 6, "Amortization of Discounts on Certain Acquired Loans". SOP 03-3 addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor's initial investment in loans or debt securities acquired in a transfer if those differences are attributable to credit quality. SOP 03-3 limits accreditable yield to the excess of the investor's estimate of undiscounted cash flows over the investor's initial investment in the loan and prohibits the recognition of the non-accretable difference. Under SOP 03-3, subsequent increases in cash flows expected to be collected generally should be recognized prospectively through adjustment of the loan's yield over its remaining life while any decreases in cash flows expected to be collected should be recognized as impairments. SOP 03-3 also provides guidance with regard to presentation and disclosures. SOP 03-3 is effective for loans acquired in fiscal years beginning after December 15, 2004. Sanpaolo IMI is currently assessing the transition the impact of SOP 03-3 in its consolidated financial statements.

SFAS 153: Exchanges of Nonmonetary assets

        The FASB issued SFAS 153 Exchanges of Non-monetary assets, an amendment of APB Opinion No. 29 in December 2004. SFAS 153 provides for a general exception from fair value measurement for exchanges of nonmonetary assets that do not have commercial substance. The Statement is effective for fiscal years beginning after June 15, 2005. Sanpaolo IMI is currently assessing the impact of SFAS 153 in its consolidated financial statements.

EITF 02-14: Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock

        In July 2004, the FASB ratified the consensus reached in EITF Issue No. 02-14, "Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock" ("EITF 02-14"). EITF 02-14 concludes that an investor that has the ability to exercise significant influence over an investee should apply the equity method of accounting only when it has an investment in common stock and/or an investment that is in-substance common stock. EITF 02-14 addresses the determination of whether an investment is in-substance common stock but does not change existing guidance concerning the assessment of whether an investor has the ability to exercise significant influence over an investee. The consensus in EITF 02-14 is effective for reporting periods beginning after September 15, 2004. Sanpaolo IMI is currently assessing the impact of EITF 02-14 in its consolidated financial statements and will implement EITF 02-14 on January 1, 2005.

SFAS 154: Accounting Changes and Error Correction

        SFAS 154 was issued in May 2005 and is effective for accounting changes and corrections of errors made in fiscal years beginning after 15 December 2005. SFAS 154 provides guidance on the accounting changes (voluntary and those required by the issuance of an accounting pronouncement) and error corrections. APB Opinion No.20 previously required that most voluntary changes in accounting principles be recognized by including in net income in the period of change, the cumulative effect of changing to a new accounting principle. SFAS 154 establishes, unless impracticable, retrospective application of the direct effects of the change as the required method for reporting change in accounting principles in the absence of explicit transition requirements specific to the newly adopted accounting principle. The correction of an error in previously issued financial statements is not an accounting change although the reporting of an error correction involves adjustments to previously issued financial statements similar to those reporting an accounting change. Sanpaolo IMI is currently assessing the impact of SFAS 154 in its consolidated financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and Senior Management

Board of Directors

        The Board of Directors of Sanpaolo IMI was renewed by the general shareholders' meeting of April 29, 2004, which also approved the financial statements for the year ended December 31, 2003. The mandate of the Board of Directors will expire at the general shareholders' meeting called to approve the financial statements for the year ended December 31, 2006.

        The following table sets forth the names, position and year of appointment of the members of the Board of Directors of Sanpaolo IMI.

Name	Age	Position	Appointed
Enrico Salza	68	Chairman	1998	(1)
Maurizio Barracco	61	Director	2004
Pio Bussolotto	69	Director	2002
Giuseppe Fontana	51	Director	1998
Ettore Gotti Tedeschi	60	Director	2004
Alfonso Iozzo	62	Managing Director	2001
Virgilio Marrone	58	Director	1998
Iti Mihalich	73	Director	1997
Anthony Orsatelli	54	Director	2003
Emilio Ottolenghi	73	Director	1995
Orazio Rossi	73	Deputy Chairman	2002
Gian Guido Sacchi Morsiani	70	Director	2002
Alfredo Saenz Abad	62	Director	2004
Mario Sarcinelli	71	Director	2004
Leone Sibani	68	Director	2004
Alberto Tazzetti	57	Director	2004
Josè Manuel Varela	58	Director	2004

(1)
Appointed Chairman in 2004.

        For a discussion of the election of the Board of Directors, see: Item 7. "A. The Major Shareholders—Agreements Among Shareholders" on page 199 below.

General Manager and Senior Management

        On November 12, 2004 the Board of Directors of Sanpaolo IMI nominated Mr. Pietro Modiano as General Manager.

        On November 29, 2004 the Board of Directors of Sanpaolo IMI defined the powers of the General Manager. Such powers are to be exercised within the context of the strategies, and plans determined by the Board of Directors of Sanpaolo IMI. Furthermore, the General Manager has the power to delegate his powers and is required to report quarterly to the Board of Directors of Sanpaolo IMI.

        The General Manager is the head of the operating and executive structure of Sanpaolo IMI and is responsible for the Commercial Banking Business Sector. Including the banking networks in Italy and aboard. Furthermore, the General Manager is responsible for the specialist companies operating in specific markets, territories and businesses such as public entities (Banca OPI), investment banking (Banca Imi), private equity, consumer credit (Finemiro Banca), leasing (Sanpaolo Leasint) and tax collection (Gest Line).

        The General Manager has also in relation to the granting of loans, powers, Group guarantees to financial institutions, financial risk management and control, recovery of loans, legal proceedings on non-recovered assets and liabilities, administration procedures against Parent Bank and costs, as well as powers in matters concerning personnel and structures within the context of the frameworks approved by the administrative bodies. The General Manager has all the powers necessary for the ordinary management of the Parent Bank and formulates proposals for the Board of Directors and the Executive Committee.

        On December 3, 2004 Mr. Modiano was also nominated chairman of Banca IMI, a material subsidiary of the Parent Bank.

        The following table sets forth the members of the senior management (the "Senior Managers") of Sanpaolo IMI as of the date of this annual report, their age, positions with Sanpaolo IMI and year of appointment.

Name	Age	Position	Appointed
Alfonso Iozzo	62	Managing Director	2001
Pietro Modiano	53	General Manager	2004
Roberto Firpo	59	Head of Corporate Department	2004
Marina Tabacco	50	Head of Private & Retail Department	2004
Alfredo Checchetto	60	Head of Group Coordination for Triveneto	2004
Bruno Picca	55	Head of Finance and Administration Department	2004
Pier Luigi Curcuruto	55	Head of MOI Department	2000
Aldo Gallo	56	Head of Audit Department	1999
Maurizio Montagnese	49	Head of Group Personnel and Organization Department	1999
Bruno Mazzola	57	Head of Shareholdings Investments Department	2004
Piero Luongo	50	Head of General, Legal and External Affairs Department	2001

  Biographical Data

        The following is selected biographical data of the current Directors:

        Enrico Salza, Chairman. Mr. Salza was Deputy Chairman of Sanpaolo from 1984 to 1995 and of Sanpaolo IMI from 2001 to 2004. He is an entrepreneur and the managing director of Tecno Holding S.p.A. He was formerly chairman of the Turin Chamber of Commerce and Unioncamere Piemontese. He served as managing director of Cerved S.p.A. until 2002, director of Union Bank of Switzerland in Italy and deputy chairman and managing director of Il Sole 24 Ore from 1971 to 1989, as well as a director of Compagnia di San Paolo. He was chairman of the conference center "Torino Incontra", and is honorary chairman of the Associazione Sviluppo Scientifico e Tecnologico del Piemonte and a member of the executive committee of the International Chamber of Commerce.

        Maurizio Barracco has been managing director of Veedol Lubrificanti S.p.A. and president of SAEL Italia S.p.A. director of RCS Editori S.p.A. from 1984 to 2002, he is currently director of RCS Daily Newspapers S.p.A. From 2000 he has been managing director of Arin group and chairman of consorzio Acqua Blu.

        Pio Bussolotto, Managing Director of Sanpaolo IMI from 2002 to 2004, was also managing director of Cardine Banca, Cassa di Risparmio di Padova e Rovigo and Casse Venete Banca. Since 2001 he is a member of the board of directors of Fondo Interbancario di Tutela dei Depositi. He was a director of Camera di Commercio Industria Artigianato e Agricoltura di Padova and of Mediovenezie Banca.

        Giuseppe Fontana is an entrepreneur, heading the holding of gruppo Fontana, international leader in the production of bolts and nuts. He is director of the hotel group Villa d'Este, vice chairman of the Associazione Industriali of Monza and Brianza. He is director of Banca Fideuram and of Banca Popolare di Sondrio. Since 1995 he has been director of IMI and then of Sanpaolo IMI.

        Ettore Gotti Tedeschi is senior country representative of SCH, whose Italian branch he established in 1993, and chairman of Banca Finconsumo. Previously he was co-founder and Senior Partner of

Akros Finanziaria, managing director merchant banking and chairman of Azimut. He teaches at the Università Cattolica di Milano and is a director of the Cassa di Depositi e Prestiti.

        Alfonso Iozzo, Managing Director, has spent his professional career at Sanpaolo, where he entered in 1961. He was Head of the Research Department, then of the Foreign Department and subsequently deputy general manager of the Bank. With the reorganization of the Bank upon its transformation into a limited company he became joint general manager in 1992 and then in 1995 general manager of the holding Gruppo Bancario Sanpaolo. From February 1995 he was secretary general of the Compagnia di San Paolo, an office which he left upon being nominated to his current role in the bank.

        Virgilio Marrone has been a director of IFI S.p.A. since 1973, first as assistant to the managing director, then as secretary general. From 1993 he was joint general manager and responsible for business development of IFI S.p.A. and from 2002 general manager of IFI S.p.A. He is also director of Exor Group, Luxembourg.

        Iti Mihalich is chairman of Società Reale Mutua di Assicurazioni, Banca Reale, Rem Assicurazioni and Reale Immobili and of other Italian and foreign insurance companies. He is also deputy chairman of Ala Assicurazioni S.p.A. and director of Friulcassa, Sara Assicurazioni S.p.A. and Sara Vita S.p.A.

        Anthony Orsatelli worked in the French premier's office and finance ministry from 1977 to 1987. He then moved to Banque Nationale de Paris with assignments in London and Tokyo. In 1995 he joined the CDC group. He became chief executive of CDC Ixis in 2003. In 2003 he has been appointed as member of the Committee of Caisse Nationale des Caisses d'Epargne, with responsibility for Financing and Capital Market activities.

        Emilio Ottolenghi is a petroleum entrepreneur and from 1959 managing director of "La Petrolifera Italo-Rumena S.p.A.". From 1993 to 1995 he was chairman of the Gruppo Bancario Credito Romagnolo S.p.A. and from 1995 to 1998 deputy chairman of Sanpaolo, then Director of Sanpaolo IMI; from 1999 to 2002 he was deputy chairman of Sanpaolo IMI Private Equity.

        Orazio Rossi, Deputy Chairman, is a commercial and industrial entrepreneur. He was chairman of Cardine Banca until 2000. He joined the Board of Directors of Sanpaolo IMI and was appointed Deputy Chairman in March 2002. He is currently a member of the board of directors of the Associazione fra le Casse di Risparmio Italiane and a member of the executive committee of the Associazione Bancaria Italiana. He was previously a member of the board of directors of the Rovigo Chamber of Commerce and of Federalcasse Banca.

        Gianguido Sacchi Morsiani has been a university professor of administrative law since 1997 and is the author of many legal publications. He has also worked as European Commission expert in connection with the harmonization of the legislations of EU countries. He has been a member of the Technical Committee of the Finance Ministry and Chairman of I.C.C.R.I. He was the chairman and deputy chairman of Cardine Banca. He has been chairman of Cassa di Risparmio in Bologna since 1980. He is chairman of Finemiro Banca.

        Alfredo Saenz Abad was executive director of Tubacex S.A. from 1965 to 1980, then moving to banking where he had important roles in Banco de Vizcaya, Banca Catalana and Banco Bilbao Vizcaya, going on to become chairman of Banesto in 1993. From 1999 he was a director of SCH, becoming in 2002 deputy chairman and managing director. He is also vice chairman of Santander Central Hispano Investment.

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

        Leone Sibani is chairman of Sanpaolo IMI Private Equity (since 2002) and is a director of Banca Popolare dell'Adriatico (since 2003) and Sanpaolo IMI Internazionale (since 2002). He is also a director of Compagnia Assicuratrice Unipol S.p.A. and director of the Associazione per lo Sviluppo degli Studi di Banca e Borsa.

        Alberto Tazzetti is a member of the general board of Compagnia di San Paolo, a partner and director of Sicurezza Lavoro S.r.l. as well as director of the Centrale del Latte di Torino Spa. He is also a member of the Comitato Esecutivo della Piccola Industria and member of the Consiglio Direttivo of Confindustria, and deputy chairman of the Unione Industriale of Turin.

        Josè Manuel Varela began his career in the research department of the Spanish Ministry of Commerce, subsequently holding important roles in Banco Iberico S.A. and Banco Exterior S.A. de Espana. Since 1987 he has worked for SCH, where he is responsible for the European Division, Consumer Banking in Europe and Strategic Alliances.

        The following is selected biographical data of the General Manager and the other Senior Managers (other than of Mr. Iozzo whose selected biographical data is presented above):

        Pietro Modiano is Sanpaolo IMI's General Manager. Before joining the Group in 2004, he had been, since October 2000, deputy general manger of the Unicredit group and was responsible for the corporate banking division as chief executive officer of the Unicredit Banca d'Impresa and chief executive officer of UBM, respectively, the corporate and investment bank of the Unicredit group. He began his career with Credito Italiano in 1977 in the planning and economic research department. Mr. Modiano has also been a member of the board directors of a number of leading Italian companies and is currently a member of the board of directors of the Italian Banking Association.

        Roberto Firpo is responsible for the Corporate Department having pursued his career within Sanpaolo IMI covering various posts in different sectors.

        Marina Tabacco is responsible for the Private & Retail Department having pursued her career within Sanpaolo IMI covering various positions in different sectors.

        Alfredo Checchetto is responsible for the Group Coordination for Triveneto. Prior to the merger of Sanpaolo IMI and Cardine Finanziaria he was the General Director of Cardine Finanziaria and held various positions in Cassa di Risparmio di Padova e Rovigo.

        Bruno Picca is responsible for the Finance and Administration Department and, as such, has the functions of Chief Financial Officer. Mr. Picca pursued his career within Sanpaolo IMI, holding various positions in different sectors including Financial Control and Planning.

        Pier Luigi Curcuruto is responsible for the integrated operation vehicle MOI. He has pursued his professional career with various companies, including Italtel, System & Management, EDS Europa and Banca Popolare di Milano.

        Aldo Gallo is responsible for the Audit Department having pursued his career within Sanpaolo IMI covering various positions in different sectors.

        Maurizio Montagnese is responsible for the Group Personnel and Organization Department. Previously he held similar positions in Unicredito, Cassa di Risparmio di Verona and Olivetti.

        Bruno Mazzola is responsible for Shareholdings Investment Department having pursued his career within Sanpaolo IMI holding various positions in subsidiaries of the Parent Bank.

        Piero Luongo is responsible for the General, Legal and External Affairs Department. Prior to the merger of Sanpaolo and IMI he pursued his professional career in IMI covering various positions.

  Other principal directorships

        With reference to the current directors of the Bank, the following table sets forth the principal positions held by the Directors and the Statutory Auditors in other companies listed on regulated markets. The table also sets forth the offices of the Directors in banking, financial and insurance companies.

Director	Office	Company
Enrico Salza	Managing Director	Tecnoholding S.p.A.
Maurizio Barracco	Director	R.C.S. Quotidiani S.p.A.
	Chairman	ARIN—Azienda Risorse Idriche Napoli S.p.A.
Pio Bussolotto	Managing Director	Cassa di Risparmio di Padova e Rovigo S.p.A.
	Director	Cassa di Risparmio di Firenze S.p.A.
	Director	Banca delle Marche S.p.A.
	Director	Assicurazioni Iternazionali di Previdenza S.p.A.
Giuseppe Fontana	Director	Banca Popolare di Sondrio
	Director	Banca Fideuram S.p.A.
Ettore Gotti Tedeschi	Chairman	Banca Finconsumo S.p.A.
	Deputy Chairman	Alerion Industries
	Director	Cassa Depositi e Prestiti
	Director	Endesa Italia S.p.A.
Alfonso Iozzo	Chairman	Banca OPI S.p.A.
	Chairman	Sanpaolo Banco di Napoli S.p.A.
Virgilio Marrone	General Manager	IFI S.p.A.
	Director	Exor Group—Luxemburg
Iti Mihalich	Chairman	Societá Reale Mutua di Assicurazioni
	Chairman	Banca Reale S.p.A.
	Chairman	Rem Assicurazioni S.p.A.
	Chairman	Reale Immobili
	Chairman	Blue Assistance
	Chairman	La Piemontese Assicurazioni S.p.A.
	Chairman	La Piemontese Vita S.p.A.
	Chairman	Compagnia Italiana di Prev., Ass.ni e Riass.ni
	Chairman	I.S.E. S.p.A.
	Chairman	Reale Seguros Generales S.A.
	Chairman	Reale Vida S.A.—Compania de Seguros y Reaseguros S.A.
	Chairman	Reale Asistencia—Compania de Seguros S.A.
	Chairman	Reale Sum—Agrupacion de Interes Economico
	Chairman	Inmobiliaria Grupo Asegurador Reale S.A.
	Chairman	Eficalia Servicios S.A.
	Chairman	Rem Vie S.A.
	Deputy Chairman	Ala Assicurazioni S.p.A.
	Managing Director	Sara Assicurazioni S.p.A.
	Managing Director	Sara Vita S.p.A.
	Managing Director	Immobiliare Mirasole S.p.A.
	Managing Director	Silem S.p.A.

Anthony Orsatelli	Membre du Directoire	Caisse Nationale des Caisses d'Epargne S.A.
	Membre du Conseil de Surveillance	Sogeposte S.A.
	Chairman of the Board of Directors	Nexgen Financial Holding Limited
	Chairman of the Board of Directors	Nexgen Re Limited
	Member of the Board of Directors	CDC Ixis AM US Corporation
	Member of the Board of Directors	Euroclear Plc.
	Member of the Board of Directors	CDC Ixis Financial Guaranty North America Inc.
Emilio Ottolenghi	Chairman	Vis S.p.A.
	Managing Director	La Petrolifera Italo Rumena S.p.A.
	Director	Argus Fund S.A.
Orazio Rossi	Chairman	Cassa di Risparmio di Padova e Rovigo S.p.A.
	Chairman	Sanpaolo IMI Internazionale S.p.A.
Gianguido Sacchi Morsiani	Chairman	Finemiro Banca S.p.A.
Afredo Saenz Abad	Vice Presidente Segundo Y Consejero Delegado	Banco Santander Central Hispano S.A.
	Deputy Chairman	Santander Central Hispano Investment S.A.
	Deputy Chairman	Comapnia Espanola de Petroleos S.A.
	Chairman	Banco Banif S.A.
	Consejero	Operadores de Telecomunicaciones S.A.
Mario Sarcinelli	Director	Ina Vita S.p.A.
	Director	Cassa Depositi e Prestiti S.p.A.
	Director	Data Management S.p.A.
Leone Sibani	Chairman	Sanpaolo IMI Private Equity S.p.A.
	Director	Sanpaolo IMI Internazionale S.p.A.
	Director	Banca Popolare dell'Adriatico S.p.A.
	Director	Biesse S.p.A.
Alberto Tazzetti	Chairman	Sicurezza Lavoro S.r.l.
	Director	Centrale del Latte di Torino & Co. S.p.A.
Josè Manuel Varela	Director	Santander Consumer Finance
	Director	CC—Credit Hungria
	Director	Banque Commerciale du Maroc
	Director	PTF Bank S.A.
	Director	CC—Bang AG
	Director	Elcon Finans AS

Board of Statutory Auditors

        The following table sets forth, the names of the members of the Board of Statutory Auditors, who were elected by the general meeting of shareholders on April 30, 2002, for the three years 2002-2004. The alternate auditor, Gian Luca Galletti, was appointed by the general shareholders' meeting of April 29, 2004, in place of Antonio Ottavi, who resigned as alternate auditor from January 19, 2004.

Name	Age	Position
Mario Paolillo	74	Chairman of Board of Auditors
Aureliano Benedetti	69	Auditor
Maurizio Dallocchio	47	Auditor
Paolo Mazzi	58	Auditor
Enrico Vitali	44	Auditor
Stefania Bortoletti	38	Alternate Auditor
Gian Luca Galletti	43	Alternate Auditor

        The Board of Statutory Auditors was renewed by the general shareholders' meeting of April 29, 2005. The statutory auditors were elected for a three-year term and their mandate will expire at the general shareholders' meeting called to approve the financial statement for the year ended December 31, 2007.

        The following table sets forth the names, the age and the position of the current statutory auditors of Sanpaolo Imi:

Name	Age	Position
Maurizio Dallocchio	47	Chairman of Board of Auditors
Aureliano Benedetti	69	Auditor
Gianluca Ferrero	41	Auditor
Augusto Franchini	65	Auditor
Paolo Mazzi	58	Auditor
Carlo Pavesio	59	Alternate Auditor
Paolo Piccatti	48	Alternate Auditor

        The statutory auditors were elected through the voting list and in observance of a procedure which envisages the timely publication of the candidacies and ensures a representation of representatives of minority shareholders (see: "C. Board Practices—Comparative Analysis between NYSE Corporate Governance Standards and Sanpaolo IMI Corporate Governance Practice" on page 189 below).

        In case any of the statutory auditors ceases for any reason to serve in such capacity, the alternate auditor automatically replaces him until the next shareholders' meeting, at which a replacement will be elected by the shareholders. Statutory auditors are required to attend the general meeting of shareholders, Board of Directors meetings and Executive Committee meetings.

        The Board of Statutory Auditors is called upon to supervise the observance of applicable laws and the Articles of Association, the observance of principles of correct management and the adequacy of the organizational structure, for the areas of competence, of the internal control system and the Parent Bank's administrative-accounting system, as well as the adequacy of the provisions given by the Parent Bank to its subsidiaries to fulfill the communication and information obligations provided for by law. As specified below Sanpaolo IMI has designated the Board of Statutory Auditors, and the Board of Statutory Auditors has accepted such designation as Sanpaolo IMI's Audit Committee for purposes of Rule 10A-3 under the Securities Exchange Act (see: "C. Board Practices—Comparative Analysis between NYSE Corporate Governance Standards and Sanpaolo IMI Corporate Governance Practice" on page 189 below).

        The general meeting of shareholders held on April 29, 2005 set the yearly compensation for the newly appointed members of the Board of Statutory Auditors at €100,000 for the Chairman of the Board of Statutory Auditors and at €65,000 for each of the Statutory Auditors.

Independent Auditors

        The financial statements of Sanpaolo IMI are required to be audited by an independent auditing firm whose assignment has to be approved by the general shareholders' meeting that approves the annual financial statements. The resolution of the general shareholders' meeting authorizing such appointment must be furnished to CONSOB together with the Board of Statutory Auditors' opinion on the appointment. In accordance with Italian law, such appointment is for three years and the general shareholders' meeting may not appoint the same external auditors for more than three consecutive three-year terms. Arthur Andersen S.p.A. audited the financial statements of Sanpaolo IMI and its predecessor, Sanpaolo, since the fiscal year ending December 31, 1992 and terminated its assignment with the opinion for the fiscal year 2000. PricewaterhouseCoopers S.p.A. was appointed by the general shareholders' meeting on April 28, 2000 for the three year term 2001-2003 and was confirmed for the three-year term 2004-2006 by the general shareholders' meeting of April 29, 2004.

B.    Compensation

        The following tables set forth the compensation paid to or accrued by the Directors and the Statutory Auditors of Sanpaolo IMI for the year ended December 31, 2004:

Surname and Name	Function	Period in office	Expiration of Office(*)	Remuneration for the function in Sanpaolo IMI		Non- monetary benefits	Bonuses and other incentives(1)		Other compensation(2)
				(thousands of €)
Directors
SALZA Enrico	Chairman of the Board of Directors(3)	April 30, 2004-December 31, 2004	2006	645		—	—		—
	Deputy Chairman of the Board of Directors	January 1, 2004-April 29, 2004		72		—	122		—
ROSSI Orazio	Deputy Chairman of the Board of Directors(3)	January 1, 2004-December 31, 2004	2006	543		—	115		91
IOZZO Alfonso	Managing Director(3)	January 1, 2004-December 31, 2004	2006	966		—	920		(a	)
BARRACCO Maurizio	Director	April 29, 2004-December 31, 2004	2006	44		—	—		—
BUSSOLOTTO Pio	Director(3)	April 30, 2004-December 31, 2004	2006	50		—	—		190
	Managing Director	January 1, 2004-April 29, 2004		258		—	—		(b	)
FONTANA Giuseppe	Director	January 1, 2004-December 31, 2004	2006	97		—	122		50
GOTTI TEDESCHI Ettore	Director(3)	April 29, 2004-December 31, 2004	2006	51		—	—		—
MARRONE Virgilio	Director	January 1, 2004-December 31, 2004	2006	79	(c)	—	(c	)	—
MIHALICH Iti	Director	January 1, 2004-December 31, 2004	2006	76		—	122		41
ORSATELLI Anthony	Director	January 1, 2004-December 31, 2004	2006	62		—	29		—
OTTOLENGHI Emilio	Director(3)	January 1, 2004-December 31, 2004	2006	80		—	122		—
SACCHI MORSIANI Gian Guido	Director(3)	January 1, 2004-December 31, 2004	2006	65		—	122		185
SAENZ ABAD Alfredo	Director	April 29, 2004-December 31, 2004	2006	43		—	—		—
SARCINELLI Mario	Director	April 29, 2004-December 31, 2004	2006	46		—	—		—
SIBANI Leone	Director	April 29, 2004-December 31, 2004	2006	44		—	—		77
TAZZETTI Alberto	Director	April 29, 2004-December 31, 2004	2006	45		—	—		—
VARELA Josè Manuel	Director(3)	April 29, 2004-December 31, 2004	2006	51		—	—		—
MASERA Rainer Stefano	Chairman of the Board of Directors(4)	January 1, 2004-April 29, 2004	2003	258		5	—		2,600	(d)
MARANZANA Luigi	Managing Director(4)	January 1, 2004-April 29, 2004	2003	258		—	—		2,325	(e)
CARMI Alberto	Director(4)	January 1, 2004-April 29, 2004	2003	20		—	108		—
GARDNER Richard	Director(4)	January 1, 2004-April 29, 2004	2003	21		—	93		—
MANULI Mario	Director(4)	January 1, 2004-April 29, 2004	2003	28		—	115		—
MAROCCO Antonio Maria	Director(4)	January 1, 2004-April 29, 2004	2003	22		—	86		—
MATUTES Abel	Director(4)	January 1, 2004-April 29, 2004	2003	21		—	65		—

VERMEIREN Remi François	Director(4)	January 1, 2004-April 29, 2004	2003	27	—	29		—
BOUILLOT Isabelle	Director(5)			—	—	(f	)	—
GALATERI DI GENOLA E SUNIGLIA Gabriele	Director(5)			—	—	29		—
Statutory auditors
PAOLILLO Mario	Chairman of Statutory Auditors	January 1, 2004-December 31, 2004	2004	110	—	—		229
BENEDETTI Aureliano	Statutory Auditor	January 1, 2004-December 31, 2004	2004	71	—	—		59
DALLOCCHIO Maurizio	Statutory Auditor	January 1, 2004-December 31, 2004	2004	73	—	—		46
MAZZI Paolo	Statutory Auditor	January 1, 2004-December 31, 2004	2004	75	—	—		16
VITALI Enrico	Statutory Auditor	January 1, 2004-December 31, 2004	2004	70	—	—		—

(*)
Date of general shareholders' meeting called to approve the financial statements for the year.

(1)
This includes:

•
for the Chairman and Deputy Chairman, the remuneration is calculated with reference to the net income for the year 2003, divided proportionally to their presence—while both serving as Co-Deputy Chairman—at meetings held during the year, pursuant to a resolution of the Board of Directors following the approval of the financial statements for 2003. The Board of Directors' meeting of May 11, 2004 set an all-inclusive fixed annual remuneration for the President and Vice President for the year 2004;

•
for the Directors, other than the Chairman and Deputy Chairman, the remuneration is calculated with reference to the net income for the year 2003, divided proportionally to their presence at meetings held during the year, pursuant to a resolution of the Board of Directors following the approval of the financial statements for 2004. For the year 2004, the amount due calculated in accordance with Group results totals €2,090,000. Since the distribution to each member will be made after the Shareholders' meeting to approve the 2004 financial statements, such consideration will be reported in the annual report discussing 2005.

(2)
Remuneration matured with subsidiaries of the Group.

(3)
Members of the Executive Committee.

(4)
Members of the Board of Directors who stepped down from office in 2004.

(5)
Members of the Board of Directors who stepped down from office in 2003.

(a)
€466,000 paid to Sanpaolo IMI.

(b)
€91,000 paid to Sanpaolo IMI.

(c)
In addition to the amount shown in the table, €7,000 in fees and €122,000 in bonus and other incentives (relating to the variable part of the remuneration for 2003) were paid to IFI S.p.A..

(d)
The €2,600 thousand refers to a once-for-all consideration for the termination of office. In addition to the amount shown in the table, €77,000 was paid to Sanpaolo IMI by subsidiaries of the Group.

(e)
The €2,325 thousand refers to a once-for-all consideration for the termination of office. In addition to the amount shown in the table, €110,000 was paid to Sanpaolo IMI by subsidiaries of the Group.

(f)
€57,000 paid to CDC Ixis Italia Holding S.A. relating to the variable part of the remuneration for 2003.

        The aggregate compensation for the year ended December 31, 2004 for the General Manager Pietro Modiano was of €1.965 million. This compensation includes the sign-in bonus paid in 2004 of €1.750 million.

        The aggregate compensation for the year ended December 31, 2004 for the Senior Managers, other than Alfonso Iozzo and Pietro Modiano (whose compensation is disclosed, respectively, in the table above and in the preceding paragraph), holding such positions as of December 31, 2004 was of approximately €4.4 million. Such amount includes the compensation received by certain Senior Managers for positions within the Group that they no longer hold. The above-mentioned compensation includes bonuses of approximately €2 million.

        Sanpaolo IMI pays annual bonuses to the Senior Managers based on corporate performance, measured primarily by the Group's profitability. The annual bonuses also reflect the achievement of economic targets planned for the Group and for the areas of responsibility of each Senior Manager.

Stock option plans for the year ended December 31, 2004

        The shareholders' meeting, held on July 31, 1998 authorized the Board of Directors to introduce stock option plans in favor of Group executives, resorting to increases in capital against payment up to a maximum amount subsequently determined to be €40 million, corresponding to 14,285,714 Shares.

        In accordance with this mandate, the Board of Directors approved the following stock option plans:

  •
  a first plan, dated February 9, 1999 assigning to the Managing Directors and to 56 other executives a total of 6,772,000 options in three equal tranches exercisable from 2000, 2001 and 2002, respectively, and expiring on March 31, 2003 (extended to March 31, 2004 by resolution of the Board of Directors on July 30, 2002), at a strike price of €12.396 per Share, the rights have lapsed as the deadline for their exercise has lapsed;

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

        In accordance with this mandate, the Board of Directors, on December 17, 2002, approved a new stock option plan, assigning to 291 Group executives (in connection with the office they held), including 77 executives of the Group's subsidiaries, 8,280,000 options, which can be exercised at a price of €7.1264 per Share after the issue of the dividend relating to the year 2004 and expiring on March 31, 2007. On January 25, 2005 the Board of Directors postponed the expiration of this stock option plan to May 15, 2007.

        On May 14, 2002, on the basis of the authorization by the shareholders meeting held on April 30, 2002, the Board of Directors approved a stock option plan for the Chairman and the Managing Directors for the period 2001-2003. The plan provides for the assignment of 1,650,000 options exercisable after the issue of the dividend for 2003 and expiring on the approval by the Board of Directors of the 2005 financial results and, in any event, on March 31, 2006. The strike price is €12.6244 per Share. On January 25, 2005 the Board of Directors postponed the expiration of this stock option plan to May 15, 2006.

        In connection with the Parent Bank's payment in June 2002 of the 2001 annual production premium to its employees (which is an amount contractually agreed upon between the Parent Bank and its employees' union representatives, and is linked to each employee's compensation level), the Board of Directors approved the introduction of a plan (the "2002 Share Plan") under which all Parent Bank personnel who were employed on June 27, 2002 could elect to receive Shares (which are restricted for three years) in an amount linked to the production premium to which they were entitled. Participation in the 2002 Share Plan was voluntary.

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

        If the 8,503,270 outstanding options on Sanpaolo IMI Shares not yet exercised in 2003 were to be exercised, this would entail further capital increases of €23,809,156 and the booking of additional paid-in capital of €95,761,224.

	Number of Shares	Average exercise price €	Market price €
Development of stock option plans in 2004
Options at January 1, 2004	21,119,104	10.033	10.340	(a)
Options exercised in 2004	—	—	—
Options expired(b)	(4,305,834)	12.396	—
Options expired in 2004(c)	(290,000)	9.0562	—
Options at December 31, 2004	16,523,270	10.6955	10.600	(d)
Of which: exercisable at December 31, 2004(e)	—	—	—

(a)
Market price at December 30, 2003.

(b)
Options no longer exercisable because of expiry.

(c)
Options no longer exercisable following termination of employment.

(d)
Market price at December 30, 2004.

(e)
Options exercisable in determined periods of time, not including December 31, 2004. At December 31, 3,093,270 options were exercisable at the strike price of €16.45573 per Share, expiring in March 2005, 3,760,000 options were exercisable at the strike price of €12.7229 per Share, expiring in March 2006, and a further 1,650,000 options were exercisable, at the strike price of €12.6244 per Share, expiring in May 2006.

        As of December 31, 2004, under the 1999-2001, 2000 and 2001 stock option plans, senior managers other than the Managing Directors had exercised 220,000 options. Rainer Stefano Masera had exercised 246,666 options. As of such date an additional 1,789,500 options had been exercised by other managers.

	Options Assigned as of December 31, 2004					Options Exercisable as of December 31, 2004
	Minimum Residual Expiration Period
							Average Residual Expiration Period
Exercise Prices (€ per Share)	May 2003- March 2005	May 2004- March 2006	May 2004- May 2006(1)	May 2005- May 2007(2)	Total	Total
16.45573	3,093,270	—	—	—	3,093,270	—	—
12.7229	—	3,760,000	—	—	3,760,000	—	—
12.6244	—	—	1,650,000	—	1,650,000	—	—
7.1264	—	—	—	8,020,000	8,020,000	—	—

Total	3,093,270	3,760,000	1,650,000	8,020,000	16,523,270	—	—

(1)
Original deadline of March 2006 postponed to May 2006 by the Board of Directors on January 25, 2005.

(2)
Original deadline of March 2007 postponed to May 2007 by the Board of Directors on January 25, 2005

C.    Board Practices

Directors' Benefit Arrangements on Termination

        As of the date of this annual report, there are no service contracts between any Director and Sanpaolo IMI or any of its subsidiaries providing benefits upon termination of service.

Remuneration and Personnel Policies Technical Committee

        As specified in Item 4. "Information on Sanpaolo IMI—C. Business Overview—Italian Banking Regulation and Corporate Governance Principles—Corporate Governance" on page 102 above, the Code recommends the constitution within the board of directors of certain technical committees.

        The Remuneration and Personnel Policies Technical Committee is a committee of the Board of Directors for evaluating, in agreement with the Chairman of the Board of Statutory Auditors and reporting to the Board of Directors, the remuneration of the Directors with particular offices and examining the total remuneration structure of the Directors, also taking into account any employment or assignment in subsidiaries of the Parent Bank. The Remuneration and Personnel Policies Technical Committee considers in depth the issues concerning the definition of the general strategies for senior management remuneration and management policies at Parent Bank and Group level, as well as the approval and modification of the general arrangements concerning employment relationships.

        In 2004, the Remuneration and Personnel Policies Technical Committee met 7 times. As of the date of this annual report, the Remuneration and Personnel Policies Technical Committee consists of the following three non-executive Directors one of which (Mr. Tazzetti) is an independent Director:

  Iti Mihalich (Chairman)
  Alfredo Saenz Abad
  Alberto Tazzetti

        The Managing Director and the General Manager take part in the meetings of the Remuneration and Personnel Policies Technical Committee.

Committee for Internal Control and Internal Audit Department

        The Committee for Internal Control (comitato per il controllo interno) has been formed pursuant to the Code. As discussed below, the Committee for Internal Control is a different body from the Board of Statutory Auditors.

        The Committee for Internal Control consists of the following non-executive Directors:

  Giuseppe Fontana (Chairman)
  Virgilo Marrone
  Mario Sarcinelli

        Messrs. Fontana and Sarcinelli are independent directors. Mr. Marrone holds executive positions in companies controlled by IFI, which is controlled by Giovanni Agnelli & C. Sapa one of the shareholders of Sanpaolo IMI, which have significant business relations with Sanpaolo IMI. Because he holds such executive positions, he is not considered to be an independent Director. The Managing Director, the General Manager and the Chairman of the Board of Statutory Auditors, as well as the Heads of the Finance and Administration Department and of the Audit Department in their respective capacities, take part in the meetings of the Committee for Internal Control.

        The Committee for Internal Control normally meets monthly; in 2004, the Committee for Internal Control met 17 times. The Committee for Internal Control analyzes the issues and the relevant policies in order to assess, in the context of its evaluation of the Group's internal control system, issues which should be further investigated. The Committee for Internal Control also evaluates the adoption of the most appropriate corrective measures in order to deal with any omissions and anomalies of the audit processes, referring to both internal audits and external audits by the independent auditors.

        In particular, the Committee for Internal Control:

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

  •
  reports to the Board of Directors, at least every six months, on the occasion of the approval of the annual and interim reports, on the activity undertaken by the Committee for Internal Control and the adequacy of the system of internal controls of the Group;

  •
  carries out any further tasks assigned to it by the Board of Directors, particularly in relations with the independent auditors;

  •
  preliminarily evaluates relevant transactions with related parties.

        The Committee for Internal Control also undertakes the responsibilities and functions relating to it as a regulatory body pursuant to legislative decree no. 231 of 2001 relating to the administrative responsibility of companies and presents a specific annual report on its activities to the Board of Directors.

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

        The Internal Audit Department reports on its activities on a quarterly basis to the Board of Directors, as well as to the Committee for Internal Control. Furthermore, there are regular, continuous contacts between the Internal Audit Department and the other control bodies including the Board of Statutory Auditors. There is a constant flow of information and cooperation between the Internal Audit Department and the Board of Statutory Auditors. Such flow of information and cooperation is ensured by periodical reports by the head of Internal Audit Department on the results of the activities performed.

Comparative Analysis between NYSE Corporate Governance Standards and Sanpaolo IMI Corporate Governance Practice.

        Due to its listing on MTA in Milan and on the NYSE since 1998, Sanpaolo IMI has progressively improved its corporate governance, in order to observe the mandatory provisions of Italian corporate and securities law and to comply with U.S. regulations applicable to foreign private issuers.

        As a result, its framework is similar in many respects to, and provides investor protections that are comparable with, the corresponding rules of the NYSE. Nevertheless, important differences remain. Pursuant to Section 303 A of the NYSE Listed Company Manual, Sanpaolo IMI, as a foreign private issuer, is permitted to follow Italian corporate governance practice. Nevertheless, under the NYSE listed company manual, Sanpaolo IMI is required to comply with certain requirements concerning the following: (i) the appointment of an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act, (ii) certain certification requirements and (iii) the disclosure of the ways in which its corporate governance practices differ from those followed by U.S. companies under NYSE listing standards.

        As required by the NYSE, we provide below a brief summary of the significant differences between our corporate governance practices as an issuer incorporated in Italy and those required of U.S. companies under NYSE listing standards.

        Audit Committee.    U.S. companies listed on the NYSE are required to establish an audit committee that satisfies the requirements of Rule 10A-3 ("Rule 10A-3") under the Exchange Act. In particular, the audit committee must have a minimum of three members—at least one of which with accounting or related financial expertise—and all such members must satisfy prescribed requirements for independence. See: also Item 16A. "Audit Committee Financial Expert" on page 232 below. Moreover, the NYSE listed company manual provides for additional requirements which only U.S. issuers must comply with. Among others, the audit committee (whose purpose must be addressed in a written charter) should have the responsibility for: (i) assisting the board of directors to oversee the integrity of the company's financial statements and compliance with legal and regulatory requirements; (ii) assisting the board of directors to monitor the independent auditors qualifications and independence and the performance of the company's internal audit department and independent auditors; (iii) discuss with management and the independent auditors the company's annual audited financial statements and discuss policies with respect to risk assessment and risk management.

        Under Rule 10 A-3 and the relevant regulations issued by the U.S. Securities and Exchange Commission (the "SEC"), Sanpaolo IMI, as a foreign private issuer, is required to be fully compliant with the applicable regulations concerning the Audit Committee by July 31, 2005. In this regard, the SEC provided certain regulations for foreign private issuers that take into account the different legal framework and corporate governance standards related to the home jurisdictions of the foreign private issuers. In particular, the SEC sets forth a general exemption from compliance with all the audit committee requirements if the foreign private issuer meets specific requirements concerning, among others, the corporate governance model, the main features of the body appointed as audit committee and the independence requirement. As for the tasks and functions reserved to the audit committee, the SEC regulations require that the board of statutory auditors, in accordance with any applicable home country legal or listing requirements or the issuer's governing documents, is responsible, to the extent permitted by law, for the appointment, retention and oversight of the work of any registered public accounting firm engaged (including, to the extent permitted by law, the resolution of disagreements between management and the auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the issuer. Other requirements, such as the complaint procedures requirement, advisors requirement and funding requirement, apply to the board of statutory auditors, to the extent permitted by law.

        In accordance with the general exemption provided by the SEC regulations (Rule 10A-3 (c) (3)), Sanpaolo IMI decided to grant the role and functions of Audit Committee to its Collegio Sindacale (Board of Statutory Auditors, see: Item 6. "Directors, Senior Management and Employees—A. Directors and Senior Management" on page 176 above). Sanpaolo IMI is adopting all the organizational measures which are required to be taken by the end of July 2005.

        Pursuant to mandatory Italian laws and regulations, the Board of Statutory Auditors is required to exercise a specific control function. According to Italian corporate law, the Board of Statutory Auditors must be composed exclusively of independent outsiders (neither directors, nor their family members, nor executive officers nor employees) appointed by the shareholders' meeting. All the members of the Board of Statutory Auditors must meet certain integrity and experience requirements under applicable regulations. Based on Sanpaolo IMI's by-laws, which reflect Italian law provisions, two members of the Board of Statutory Auditors must be financial experts in Italian GAAP or other accounting and financial standards applicable to Italian issuers (chartered accountants or equivalent) and two members must be appointed by minority shareholders.

        The Board of Statutory Auditors is a different body from the Committee for Internal Control described above under "Committee for Internal Control and Internal Audit Department". Although the Committee for Internal Control is responsible of certain internal control related issues, the Committee for Internal Control is a committee of the Board of Directors, constituted pursuant to self regulatory Italian provisions, and shares with the Board of Directors the responsibility of the management of the Parent Bank. On the other hand, the Board of Statutory Auditors is granted its general control function pursuant to mandatory Italian law provisions.

        With reference to the tasks and powers of the Board of Statutory Auditors, under Italian law, the Auditors must monitor the management of the company and its compliance with laws and regulations and with the by-laws. It must also assess and monitor the adequacy of the company's corporate structure for matters within the Board of Statutory Auditors' authority, its internal controls, its administrative and accounting systems, and its disclosure procedures, and has the obligation to report any irregularity to the CONSOB, the Bank of Italy and the shareholders' meeting called to approve the company's financial statements. There is a constant flow of information and cooperation between the Internal Audit Department and the Board of Statutory Auditors, through periodical reports by the head of the Internal Audit Department on its activities. The Board of Directors is also required to report to the Board of Statutory Auditors, at least quarterly, on the Group's activities and results, on the main transactions from an economical and financial point of view, and on the transactions in which the directors have personal interests.

        Moreover, the principal accountants of Sanpaolo IMI are appointed by the general shareholders' meeting based on the recommendation of the Board of Statutory Auditors. Pursuant to Sanpaolo IMI's policies, all other engagements of principal accountants must be pre-approved by the Board of Statutory Auditors (see: Item 16C. "Principal Accountant Fees and Services" on page 233 below).

        On April 29, 2005 Sanpaolo IMI's shareholders' meeting, in compliance with the SEC regulations, granted the Board of Statutory Auditors a fund in order to permit the Board of Statutory Auditors, acting as Audit Committee, to independently engage advisors.

        Independent Directors.    Under NYSE listing rules applicable to U.S. companies, independent directors must constitute a majority of the board of directors. As of April 29, 2004, with the election of Sanpaolo IMI's new Board of Directors, there are eight independent Directors (out of the total of 17 Directors). The status of such Directors as "independent" has been evaluated by the Board of Directors pursuant to the provisions of the Code.

        The definition of "independent director" provided by the NYSE is more restrictive than the Italian definition set out in the Code. Furthermore, under the Code, it is not mandatory for a majority of directors to be independent.

        Pursuant to the Code, the Parent Bank is only required to have an adequate number of independent non-executive Directors. The Code recommends that the number of independent Directors should be adequate in relation to the total number of non-executive directors and significant in terms of the total number of Directors. The adequacy of the number of independent Directors also depends on whether the company belongs to a group. Pursuant to the Code, independent Directors:

  (i)
  do not entertain, directly or indirectly or on behalf of third parties, nor have recently entertained business relationships with (a) the company, (b) its subsidiaries, (c) the executive directors and (d) the shareholder or a group of shareholders who controls the company that, because of their significance, could be able to influence the director's independent judgment;

  (ii)
  neither own, directly or indirectly or on behalf of third parties, a quantity of shares enabling them to control the company or exercise a considerable influence over it, nor participate in shareholders' agreements to control the company;

  (iii)
  are not immediate family members of executive directors of the company or of persons in the situations covered by points (i) and (ii) above.

        Non-management Directors' Meetings.    Pursuant to NYSE listing standards, non-management directors must meet on a regular basis without the presence of management and independent directors must meet separately at least once per year. There are no corresponding provisions under Italian rules and Sanpaolo IMI has not provided specific mandatory requirements for having such meetings.

        Nominating/Corporate Governance Committee.    Under NYSE standards, U.S. listed companies are required to have a nominating/corporate governance committee composed entirely of independent directors, with the main purpose of identifying individuals qualified to become directors and develop and recommend to the board of directors a set of corporate governance principles.

        Sanpaolo IMI does not have such a committee. The nominations of the Directors are based on the proposals presented by the shareholders, who are not obliged to give advance notice of the candidates they intend to nominate. In several shareholders' meetings of Sanpaolo IMI, a list of candidates for the Board of Directors was agreed and, pursuant to applicable law provisions, disclosed in advanced by a group of shareholders.

        A voting list is not envisaged for the nomination of the Board of Directors, but it is mandatory under Italian law for the nomination of members of the Board of Statutory Auditors.

        Compensation Committee.    Under NYSE standards, U.S. listed companies are required to establish a compensation committee composed entirely of independent directors. In addition to the review and approval of corporate goals relevant to the chief executive officer's compensation and evaluation of the chief executive officer's performance in light of set targets. This committee must determine and approve the chief executive officer's compensation and make recommendations to the board of directors with respect to non-executive compensation, incentive-compensation plans and equity-based plans.

        Pursuant to Sanpaolo IMI's by-laws, the shareholders' meeting determines the remuneration of non-executive Directors, while the Board of Directors determines the remuneration of the Chairman and the Managing Director. Such determination is made after consultation with the Remuneration and Personnel Policies Technical Committee, which is a technical committee for remuneration and personnel policies. (see: Item 6. "Directors, Senior Management and Employees—C. Board Practices—Remuneration and Personnel Policies Technical Committee" on page 187 above.)

        Internal Audit Function.    Under NYSE standards, U.S. listed companies must maintain an internal audit function to provide management and the audit committee with ongoing assessments of the company risk's management processes and system of internal control. A U.S. listed company may choose to outsource this function to a third-party service provider other than its independent auditor.

        Sanpaolo IMI has an Internal Audit Department, which reports directly to the chief executive officer. The Internal Audit Department has the main function of verifying operations and risk management performance. The Internal Audit Department, which in the performance of its activity has no constraints or limit of access to data, archives and company assets, has the responsibility of bringing to the attention of the Board of Directors and the senior management possible improvements in risk management policies, measuring instruments and procedures, providing periodic reports on the results of its activity and any anomalies found.

        Code of business conduct and ethics.    NYSE listing standards require U.S. listed companies to adopt a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. The code should provide for the reporting of breaches of its provisions.

        Sanpaolo IMI, also in compliance with the NYSE regulations and Section 406 of the Sarbanes-Oxley Act of 2002, has adopted a code of ethics ("Code of Ethics").

        The Code of Ethics, together with the Italian listed companies Code and Italian law provisions, regulates certain aspects relating to:

  •
  conflicts of interests,

  •
  corporate opportunities,

  •
  confidentiality,

  •
  fair dealing,

  •
  protection and proper use of Sanpaolo IMI's assets,

  •
  compliance with laws, rules and regulations, and

  •
  reporting any unlawful or unethical behavior.

        Disclosure Committee.    It is Sanpaolo IMI's policy to ensure, as required by applicable laws and regulations, an accurate, complete, timely and correct disclosure to shareholders and holders of financial instruments issued by Sanpaolo IMI. To that end, Sanpaolo IMI in 2003 constituted a Disclosure Committee which is governed by an internal statute. The Disclosure Committee consists of members of senior management, such as the Head of Finance and Administration Department, the Head of General Affairs and Legal Department, and the Head of Audit, as well as other officers of the Group. The role of the Disclosure Committee, generally, is to assist the Managing Director, the Head of Finance and Administration Department and the Board of Directors in carrying out their duties and responsibilities in connection with the Group's compliance with its reporting and disclosure obligations.

        Adoption and Disclosure of Corporate Governance Guidelines.    U.S. companies listed on the NYSE are required to adopt and disclose corporate governance guidelines. Such disclosures are included in this annual report and English translations of Sanpaolo IMI's corporate governance policies can be found on Sanpaolo IMI's website: www.grupposanpaoloimi.com under "corporate governance".

        Certification Requirements.    A chief executive officer of a U.S. company listed on the NYSE must annually certify that he or she is not aware of any violation by the company of NYSE corporate governance standards. In accordance with NYSE listing rules applicable to foreign private issuers, Sanpaolo IMI is not required to provide the NYSE with this annual compliance certification. However, in accordance with rules applicable to both U.S. companies and foreign private issuers, Sanpaolo IMI's chief executive officer is required to promptly notify the NYSE in writing after any executive officer becomes aware of any material non-compliance with the NYSE corporate governance standards applicable to Sanpaolo IMI. Sanpaolo IMI is also required to submit an executed written affirmation annually to the NYSE as well as an interim written affirmation each time a change occurs to the Board of Directors or any of the committees subject to the NYSE standards. In 2005, the annual written affirmation is to be submitted no later than 20 days after July 1, 2005.

        In more general terms, Sanpaolo IMI's corporate governance system is based on transparent and rigorous rules governing the role of managing and control structures, conflicts of interest, effective internal controls and proper correct relations with shareholders. Further information is detailed in the following documents (all available in English on the website: www.grupposanpaoloimi.com, under "corporate governance"):

  •
  the "Code of Ethics"

  •
  the "Report on the corporate governance system and adherence to the Code of Self Regulation for Listed Companies"

  •
  the "Code of Behavior of relevant persons and Sanpaolo IMI for transactions concerning listed financial instruments of the Group and communication to the market".

        The documents mentioned above are reviewed regularly and updated to reflect legislative and regulatory developments and changes in operational practice.

D.    Employees

        At December 31,2004, the Group employed 42,738 people, a decrease of 727 people (1.7%) compared to December 31, 2003. This trend has had a positive influence on personnel costs (a decrease of 1.3%) and is the result of approximately 3,600 departures and 2,800 new hires.

        Departures under leaving incentives were over 2,300, 2,100 of which took advantage of the "Income, employment and retraining fund". The departures led to rationalization and integration at Group level and created space in the distribution structure for the entry of new personnel. This represented an important investment for the future, especially in support of the commercial development plan for the networks.

        As a result of rationalization and integration activities foreseen, there was a significant use of infra-group mobility involving over 500 people in 2004. The mobility was also achieved through re-training.

        With reference to the Parent Bank, at the end of 2004 there were 20,794 employees, a reduction of 609 people (a 2.8% decrease) compared with December 31, 2003. The data is adjusted for the transfer by the Parent Bank of the operative branches in the provinces of the Triveneto and Emilia to Cassa di Risparmio di Padova e Rovigo and Cassa di Risparmio in Bologna see: Item 4. "Information on Sanpaolo IMI—B. Significant Developments During 2004—Commercial Banking Business Sector" on page 72 above.

        Employees taking advantage of the "Income, reemployment and re-training fund" within the Parent Bank were over 2,000 out of a pool of approximately 2,450 employees. In 2004, there were approximately 1,400 departures under the fund and approximately one hundred other retirements with incentives.

        At the end of 2004 Sanpaolo Banco di Napoli employed 5,727 people, a reduction of 86 people compared to the end of 2003 due to 255 entries, of which 105 new hires, and 341 departures, of which 219 using the "Income, employment and re-training fund".

        At the end of 2004, the North-East Networks and Banca Popolare dell'Adriatico employed 8,954 people, a reduction of 17 people compared to December 31, 2003. The data is adjusted for the transfer by the Parent Bank of the operative branches in the provinces of the Triveneto and Emilia to Cassa di Risparmio di Padova e Rovigo and Cassa di Risparmio in Bologna see: Item 4. "Information on Sanpaolo IMI—B. Significant Developments During 2004—Commercial Banking Business Sector" on page 72 above. Recourse to the "Income, employment and re-training fund" led to the departure of 440 people in addition to approximately 50 retirements with incentives. These departures were compensated by the insertion of personnel necessary to cope with the migration to the IT systems of the Parent Bank and the application of its organization processes see: Item 4. "Information on

Sanpaolo IMI—B. Significant Developments During 2004—Commercial Banking Business Sector" on page 72 above.

        In the other companies of the Group, there was a reduction of 15 people compared with the end of 2003.

        In particular, in 2004 continued activities in the tax collection sector, lead to a 6.5% decrease in personnel. The reduction in the number of employees was made possible also through use of the "Income, employment and re-training fund" which contributed to the departure of approximately 70 people.

        Growth continued in consumer banking (an increase of 16.5%) and in the East European banks (an increase of 6.4%).

        The restructuring of the Epta group, begun in 2003, was completed with the absorption of its personnel by other companies of the Group, also using professional re-training.

        The following table shows the Group's total headcount at the dates indicated:

	At December 31, 2004		At December 31, 2003		change, % 2004/2003
		%		%		%
Year-end headcount	42,738	100.0	43,465	100.0	(727)	(1.7)
Executives	773	1.8	821	1.9	(48)	(5.8)
Managers	13,384	31.3	13,789	31.7	(405)	(2.9)
Other employees	28,581	66.9	28,855	66.4	(274)	(1.0)

        The following table shows the Group's employees by main category of activity and by geographic location

At December 31, 2004
Commercial Banking	33,615
Italy	31,811
Hungary	747
Slovenia	494
Romania	425
Luxembourg	106
Switzerland	17
Ireland	15
Personal Financial Services	1,824
Italy	1,461
France	229
Ireland	12
Luxembourg	99
Switzerland	23
Asset Management	449
Italy	396
Luxembourg	53
Investment Banking	617
Italy	575
United States	41
Luxembourg	1
Public Authorities and Entities	164
Italy	164
Central Functions	6,069
Italy	6,033
Spain	28
United Kingdom	5
Portugal	2
Luxembourg	1
Insurance Pole(1)	—
Italy	—
Ireland	—

(1)
The Insurance pole is consolidated using the net equity method and therefore employees are not considered part of the Group.

  Employment Agreements

        In Italy, national collective bargaining agreements are generally negotiated between the national association of banks and the national unions. The relations of the individual banks with their employees must be based on and comply with the guidelines set out by the national collective bargaining agreements.

        The national collective bargaining agreements for non-management staff, which covers almost all the employees of Sanpaolo IMI, which expired on December 31, 2003, has been renewed with binding terms on April 1, 2005. The renewed agreement will expire on December 31, 2005. The collective bargaining agreement takes into consideration all the recent amendments in labor laws pertaining to flexibility, traineeship and increases the adoption of temporary workers.

        Pursuant to the renewed agreement, in the 2004-2005 period wages will increase by 5.8%, with an average increase, for a middle-level employee, of €152 per month.

        In the specific instance of Sanpaolo IMI, a second-level collective bargaining agreement (an agreement entered into at company level to improve the provisions of the national agreement in certain specific areas) was executed in May 2001. At the time, several important innovations were introduced, such as the definition of new professional skills and an increase in staff performance-related bonus schemes. The incentive scheme covers almost the entirety of Sanpaolo IMI's personnel and is directly related to the achievement of set targets and provides for cash bonus payments, calculated and communicated in advance, both for branch managers and for the staff. Negotiations for a new second-level agreement is expected to begin before the end of 2005.

        Concerning the ongoing reorganizations and integration of the Group's companies, procedures have been executed to introduce Sanpaolo IMI's business model (see: Item 4. "Information on Sanpaolo IMI—B. Significant Developments During 2004—Commercial Banking Business Sector—Plan to Develop and Rationalize the Distribution Network" on page 72 above) and professional skills in the companies originally belonging to the Cardine Finanziaria group.

        Furthermore, an agreement has been reached on October 9, 2004 with the trade unions active among the employees of the Group concerning the personnel of the former Cardine Finanziaria. This agreement provides for the general application of all binding terms of Sanpaolo IMI's second level agreement. Similar agreements have been entered into with some of the aforementioned Cardine Finanziaria companies.

        Finally, a Group level agreement has been entered into to unify all labor provisions concerning management staff of the commercial banks of the Group.

  Benefits

        Sanpaolo IMI provides certain retirement benefits to its employees. From December 31, 1990, Sanpaolo and its employees began to make certain contributions to the Istituto Nazionale per la Previdenza Sociale ("INPS"), the state-run pension scheme, which provides a flow of income to employees upon retirement.

        Until December 31, 1990, employees of Sanpaolo were entitled to retirement benefits from the Cassa di Previdenza, a private pension scheme funded by Sanpaolo and by Sanpaolo's employees. In accordance with the Amato Law, Sanpaolo was no longer allowed to make payments to the Cassa di Previdenza after December 31, 1990.

        After December 31, 1990, those employees who were employed by Sanpaolo as of that date became entitled to receive from the Cassa di Previdenza supplemental benefits which, when added to the payments from INPS, provide such employees with equivalent retirement coverage as was previously extended to them under the Cassa di Previdenza plan before December 31, 1990. Approximately 9,000 employees of Sanpaolo IMI will benefit from this retirement plan. As of December 31, 2004 Sanpaolo IMI had set aside a total of €124 million during the previous years with respect to this specific retirement coverage.

        Sanpaolo IMI has also created the Fondo Pensioni del Gruppo Sanpaolo IMI, a private pension fund to which employees can make tax deductible contributions. Sanpaolo IMI itself pays tax deductible contributions to the same fund on behalf of such employees.

        Furthermore, pursuant to Italian law, Sanpaolo IMI annually sets aside for every employee a certain amount (equal to the employee's annual salary divided by 13.5), and upon retirement, pays the employee the sum of such amounts adjusted for inflation. Sanpaolo IMI accrues this fund on its balance sheet.

        The Group extends similar retirement benefits to the employees of the other entities of the Commercial Banking Business Sector other than the Sanpaolo networks. Generally, employees who were employed before the enactment of the Amato Law make payments to pension schemes with definite performances, such are the schemes which will give to the employees a pay out calculated, generally, in accordance with the most recent salary. Such personnel may, as well, make payments to pension schemes with definite contributions, such are the schemes which will give to the employees a pay out corresponding exclusively to the contributions made by the employees or for the benefit of the employees, financed by tax deductible contributions by the employees and the employers.

        Personnel employed after the enactment of Legislative Decree 124 of 1993 can make payments solely to pension schemes with definite contributions, financed by tax deductible contributions by the employees and the employers. Such funds are, depending on the employer, either funds managed by the employer pursuant to an arrangement between the employer and the trade unions, or open funds to which employees of different sectors are allowed to make payments.

  Labor Relations

        Overall, Sanpaolo IMI considers satisfactory the relations with its employees. Approximately 75% of the employees belong to one of the nine national unions, representing both employees and middle-management. This is in accordance with data from the Italian banking sector.

E.    Share Ownership

        The following table sets forth, as of May 15, 2005, the investments in Sanpaolo IMI and in the companies it controls held by the current member of the Board of Directors and of the Board of Statutory Auditors of Sanpaolo IMI:

Name(*)	Company	How held	Shares held as of May 15, 2005
Enrico Salza	Sanpaolo IMI Sanpaolo IMI	Direct Family Members	500 2000
Pio Bussolotto	Sanpaolo IMI	Direct Family Member	4,750 1,250
Alfonso Iozzo	Sanpaolo IMI	Direct	7,087
Iti Milalich	Sanpaolo IMI	Direct	3,000
Emilio Ottolenghi	Sanpaolo IMI Sanpaolo IMI Sanpaolo IMI	Direct Indirect Family Member	320,000 4,658,731 4,000
Orazio Rossi	Sanpaolo IMI	Direct	52,593
Gian Guido Sacchi Morsiani	Sanpaolo IMI	Direct	200,000
Mario Sarcinelli	Sanpaolo IMI	Family Member	287
Leone Sibani	Sanpaolo IMI Banca Fideuram	Direct Family Member Direct	56,811 15,796 30,000
Augusto Franchini	Sanpaolo IMI	Family Member	1,197

(*)
None of the people listed in this table beneficially owns 1% or more of Sanpaolo IMI Shares.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    The Major Shareholders

        The following table sets forth, as of May 31, 2005, the Sanpaolo IMI shareholders holding 1% or more of the outstanding Sanpaolo IMI Shares, with their corresponding interests in Sanpaolo IMI.

Shareholders (direct and/or indirect)	Ordinary Shares	Azioni Privilegiate	Total Shares	% of total capital 1,863,456,836 Shares(1)	% of ordinary capital 1,475,122,818 Shares(2)
Compagnia di San Paolo ("Compagnia")	108,662,399	157,341,052	266,003,451	14.27	7.37
Fondazione Cassa di Risparmio di Padova e Rovigo ("FCRPR")	63,487,817	134,968,267	198,456,084	10.65	4.30
Santander Central Hispano ("SCH")	158,011,176		158,011,176	8.48	10.71
Fondazione Cassa di Risparmio in Bologna ("FCRB")	45,174,581	96,024,699	141,199,280	7.58	3.06
Giovanni Agnelli & C. Sapa(3)	93,071,000		93,071,000	4.99	6.31
Mediobanca	36,673,000		36,673,000	1.96	2.49
Società Reale Mutua di Assicurazioni	28,153,337		28,153,337	1.51	1.91
Groupe Caisse d'Epargne(4)	28,088,822		28,088,822	1.51	1.90
Ente Cassa di Risparmio di Firenze	28,050,000		28,050,000	1.50	1.90
Fondazione Cassa di Risparmio di Venezia	27,523,682		27,523,682	1.47	1.87
Fondazione C.R. Verona Vicenza Belluno e Ancona	26,500,000		26,500,000	1.42	1.79
Fondazione C.R. Udine e Pordenone	25,101,399		25,101,399	1.34	1.70
Fondazione Cariplo	22,057,549		22,057,549	1.18	1.49

(1)
Total capital includes the Azioni Privilegiate held by Compagnia, FCRPR and FCRB.

(2)
Ordinary capital excludes the Azioni Privilegiate held by Compagnia, FCRPR and FCRB.

(3)
The controlling shareholder of IFI/IFIL and Fiat.

(4)
An affiliate of CNCE.

  Agreements among Shareholders

  The April 19 Agreement

        On April 19, 2004, the Compagnia, FCRPR and FCRB (collectively, the "Foundations") entered into an agreement (the "April 19 Agreement"), pursuant to which they agreed, among other things, to propose to Sanpaolo IMI to adopt a series of amendments to its By-laws. The amendments related primarily to the creation of the position of General Manager. In addition, the Foundations agreed to cooperate by discussing among themselves the issues of greater relevance relating to their stakes in Sanpaolo IMI. To this end, the Foundations established an ad hoc committee chaired by Mr. Renzo Giubergia. According to its terms, the April 19 Agreement will expire on April 19, 2007.

  The April 21 Agreement

        On April 21, 2004, the Foundations entered into an agreement (the "April 21 Agreement" and, together with the April 19 Agreement, the "Agreements") with SCH and CDC Ixis Italia Holding S.A. ("CIIH", now Italia Holding S.A.) a subsidiary of CNCE.

  Board of Directors and changes to Articles and By-laws

        Pursuant to the April 21 Agreement:

  •
  The parties agreed to vote at the general shareholders' meeting of Sanpaolo IMI on April 29, 2004, for the election of a new Board of Directors composed of 17 candidates agreed upon by the parties. All the candidates proposed by the parties were elected to the Board of Directors.

  •
  The parties agreed that they would propose to Sanpaolo IMI's Board of Directors to appoint Orazio Rossi as Vice Chairman and Alfonso Iozzo as Managing Director.

  •
  The parties agreed that if a director proposed upon the suggestion of SCH or CIIH ceases office for any reason, the Parties would use their best efforts to have the Board of Directors co-opt for a director suggested by SCH or CIIH, as applicable.

  •
  The parties agreed to propose certain amendments to the By-laws of the Parent Bank, defining, among other things, the role and the functions of the General Manager.

  Consultation

        The parties agreed to consult from time to time to exchange views concerning their respective interests as shareholders of the Parent Bank.

  Agreement Not to Trade in Shares and Related Rights

        Each party has agreed not to modify in any way, for the entire duration of the Agreements, except with the previous written consent of the other parties, its shareholding in the ordinary capital of the Parent Banks. The parties jointly and severally assume the mutual responsibility for ensuring that the maximum limit of Shares held in total by the parties will not exceed 29.9% of the ordinary capital of the Parent Bank threshold. Thus the parties agreed that, directly or indirectly:

  •
  they will not purchase additional Shares;

  •
  they will not trade in any way rights of any sort concerning Shares of the Bank and, in particular, will not take, acquire obligations or make agreements of any sort with any third party concerning the exercise of rights resulting from the ownership of Shares;

  •
  they will not transfer Shares, nor subject such Shares to any pledge, lien, guarantee or charge that in any way may limit their full and unconditional availability.

        The above-mentioned restrictions do not apply to:

  •
  purchases and sales of Shares, within the limit of 2.5% of Sanpaolo IMI's capital, made temporarily in the context of trading or treasury management activities, or the purchase of guarantees or investments of reserves by insurance companies forming part of the shareholder's group;

  •
  transfers made within the same group, provided that the transferring party remains responsible for the transfer and the recipient agrees unconditionally to the agreement.

        Notwithstanding the above-mentioned restrictions, each Foundation has the option, given prior information to the other parties, to reduce its shareholding of Azioni Privilegiate, while keeping the shareholding in ordinary capital unchanged.

  Duration and Early Dissolution

        The Agreement will lapse automatically and its effectiveness will cease 15 days before the date of the first call of Sanpaolo IMI's shareholders' meeting that will be called to approve the financial statements for the year ending on December 31, 2006.

        In addition, causes of automatic and early dissolution of the Agreement are:

  •
  the termination of the whole Board of Directors of Sanpaolo IMI pursuant to Article 2386, last paragraph, of the Italian Civil Code;

  •
  the launch of a public tender offer (Offerta Pubblica di Acquisto or OPA) by a third party, or an exchange offer (Offerta Pubblica di Scambio or OPS), for the Parent Bank such as to allow control over the Parent Bank or in any case the possession of a quantity of Shares grater than the total share of the capital of the Parent Bank, including both ordinary and Azioni Privilegiate, held by the Foundations;

  •
  only for CIIH, the sale, by Sanpaolo IMI, of its shareholding in CIIH or, in the case of agreed reallocation of that shareholding (see: Item 4. "Information on Sanpaolo IMI—B. Significant Developments During 2004—Commercial Banking Business Sector—Initiatives in Foreign Markets" on page 74 above), the sale of the shareholding held by the Parent Bank following the reallocation.

  Differences in Voting Rights

        Certain classes of voting rights (Azioni Privilegiate) were created in connection with the Cardine Merger. See: Item 4. "Information on Sanpaolo IMI—A. History and Developments of Sanpaolo IMI—The Merged Group" on page 71 above. Azioni Privilegiate are entitled to vote only at extraordinary shareholders' meetings.

  Number of Record Holders in the United States

        As of June 6, 2005, there were 12,411,585 ADSs outstanding, representing 24,823,170 Shares or approximately 1.68% of Sanpaolo IMI's ordinary share capital; as of such date, there were 29 holders of record of Sanpaolo IMI ADSs.

B.    Related Party Transactions

        The following were the material or unusual transactions between Sanpaolo IMI and its subsidiaries on the one hand, and parties related to the Group on the other hand, from January 1, 2004 through May 13, 2005:

  •
  On December 9, 2004, the 3.45% stake in CDC Ixis held by the Parent Bank was exchanged for a 12% stake in Ixis Asset Management Group ("IAMG") and a 2.45% stake in Ixis Corporate & Investment Bank ("ICIB"). The transaction resulted from the restructuring of the Caisse des Depots et Consignations and the Caisses d'Epargne groups and the incorporation of CDC Ixis in CNCE. The transaction was carried out through a capital increase of IAMG and ICIB with the contribution of CDC Ixis shares. As of September 2004, IAMG and ICIB had a cumulative fair value, estimated by external advisors, of €278 million, €50 million less than the book value of CDC Ixis, as of December 31, 2003. On December 7, 2004, Sanpaolo IMI and CNCE entered into shareholders' agreements to regulate governance, shareholdings and other rights relative to the subsidiary companies IAMG and ICIB. For a description of the transaction, see: Item 4. B. "Significant Developments During 2004—Central Functions—Cooperation with Caisse Nationale des Caisses d'Epargne ("CNCE")" on page 81 above.

  •
  At the end of 2004 and in January 2005, Sanpaolo Vita sold to Reale Mutua Assicurazioni a certain amount of premiums related to new life insurance policies. The maximum value of the premiums sold was estimated at €85 million. The economic terms of the transaction, which were not subject to independent assessment, were in line with market conditions. At the time of the transaction, Reale Mutua Assicurazioni was a significant shareholder of Sanpaolo IMI and a party to shareholders' agreements effective at that time.

  •
  On February 16, 2005, shares in the "Fondo Centro Impresa" (an investment fund focused on Central Italy) managed for customary fees by Sanpaolo IMI Fondi Chiusi SGR, were subscribed by: certain Group companies as well as Banca Cassa di Risparmio di Firenze in the amount of €15 million; Fondazione Cassa di Risparmio in Bologna (a significant shareholder of Sanpaolo IMI) in the amount of €12.5 million; Compagnia di San Paolo (a significant shareholder of Sanpaolo IMI) in the amount of €5 million; Cassa di Risparmio di Forlì in the amount of €5 million; and Fondazione Cassa di Risparmio di Padova e Rovigo (a significant shareholder of Sanpaolo IMI) in the amount of €2 million. On the same date, shares in the "Fondo Nord Ovest Impresa" (an investment fund focused on North-West Italy), managed for customary fees by Sanpaolo IMI Fondi Chiusi SGR, were subscribed by: certain Group companies as well as by Compagnia di San Paolo (a significant shareholder of Sanpaolo IMI) in the amount of €20 million and Fondazione Cassa di Risparmio di Padova e Rovigo (a significant shareholder of Sanpaolo IMI) for €3 million. The transactions were carried out at the same conditions applicable to all investors.

  •
  On April 28, 2005, Sanpaolo Bank S.A. and Ente Holding S.r.l. (controlled by a pension fund of the Sanpaolo IMI Group) settled certain issues which originated in connection with the purchase of real estate by Ente Holdings S.r.l. from a defaulting third party. Pursuant to the settlement, Sanpaolo Bank S.A. acquired all the loans of the defaulting seller held by Ente Holding S.r.l. for €7.75 million. Sanpaolo IMI deems the settlement adequate and basically fair for Sanpaolo Bank S.A.

  Transactions with Representatives

        There are outstanding loans to members of the Board of Directors and to senior managers of Sanpaolo IMI. All such loans were made in the ordinary course of business, on substantially the same terms (including interest rates and collateral) as those prevailing at the time for comparable transactions, and did not involve more than the normal risk of collectibility or present other unfavorable features.

        In 2004, two properties were sold to two members of the Board of Directors of the Parent Bank for a total of €0.7 million. The first sale was pursuant to an option awarded by the Board of Directors of the Parent Bank awarded on December 22, 1998 and extended by the Board of Directors of the Parent Bank as part of the overall financial treatment approved by the Board of Directors of the Parent Bank at the time the Director was elected. This sale was for €0.4 million. The second sale, by Emil Europe 92 (a subsidiary of Cassa di Risparmio in Bologna) to a Director of the Parent Bank for €0.2 million, was subject to the valuation by an external expert.

  Loans and Guarantees Given

        The amounts shown in the table below refer to loans and guarantees granted to the Directors and Statutory Auditors of the Parent Bank, to subjects exercising functions relating to the administration, management and control of companies of the Group and to companies identified as being of extraordinary importance pursuant to Art. 136 of the Consolidated Banking Act. In compliance with this provision and regulations of the Bank of Italy, such loans and guarantees are to be approved unanimously by the Board of Directors with the favorable vote of all the members of the Board of

Statutory Auditors. In case of transactions entered into by subsidiaries of the Group, the prior consent of the Parent Bank is also required.

	At December 31,
	2004	2003
	(millions of €)
Directors	9	21
Statutory Auditors	—	—

        Among our business with related parties in 2004 there have been and currently are loans, guarantees and commitments. All of these lending related credit exposures, as of June 6, 2005, were made in the ordinary course of business, on substantially the same terms (including interest rates and collateral) as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectibility or present other unfavorable features.

ITEM 8. FINANCIAL INFORMATION

A.    Consolidated Statements and Other Financial Information

        See the Consolidated Financial Statements and related notes in the F- pages and Item 17. "Financial Statements".

        Sanpaolo IMI's dividend policy is to maximize dividend payout while complying with the standards of a well-capitalized financial institution.

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

  Incompatibility of the Ciampi Law with the European Union Principles

        With its Decision C3955 of December 11, 2001, the European Commission declared incompatible with European Union law the tax benefit provided by the Ciampi Law in connection with mergers of banks or banking groups and ordered the Italian government to suspend the benefit and to recover from all banks that had taken advantage of the tax benefit the full amount of such benefit. In compliance with the decision of the European Commission, the Italian government, with Law Decree No. 282 of December 24, 2002, subsequently converted into Law No. 27 on February 21, 2003, ordered the restitution of all such tax benefits before December 31, 2002. In compliance with Law No. 27 of 2003, Sanpaolo IMI paid back the total amount (€200 million) of its tax benefit under the Ciampi Law on December 31, 2002, using funds that had been previously set aside for that purpose.

        The above-mentioned decision by the European Commission has been appealed by the Italian Government and by the banks involved (including Sanpaolo IMI) to the European Courts. The appeal is still pending. However, the outcome of this appeal is not expected to have an adverse effect on the Sanpaolo IMI Group because Sanpaolo IMI has already paid back the full amount of its tax benefit. An adverse ruling would simply confirm that Sanpaolo IMI had been obliged to pay back the tax benefit in December 2002. A positive ruling would give Sanpaolo IMI the right to recover €200 million.

        In the first half of 2004 a special reserve of €854 million was reclassified as ordinary reserve. The special reserve was made in order to take advantage of the tax benefits provided by the Ciampi Law.

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

        The Italian banking sector is seeking to prevent the application of the regulation. Sanpaolo IMI and other banks filed an appeal against the implementing decree, Ministerial Decree 110 of March 24, 2000, with the Regional Administrative Court of Lazio, but the court ruled against the banks. A new appeal is currently pending. For the act to become applicable, the Ministry of Economy will have to establish, pursuant to Article 145.62 of Law No. 388 of 2000 (the "2001 Budget Law"), an actual global average rate applicable to the residential mortgage loans covered by the act. On March 31, 2003, the

Ministry of Economy established that the rate will be 12.61%, applicable to installments maturing after July 1, 1999.

        Group companies have proceeded with the accounting and administrative procedures for the application of the actual average global rate and for providing compensation for installments payments received since July 1, 1999. Group companies also provided for compensation for the six-month installment payments due at December 31, 2003 and with regard to subsidized mortgages pursuant to Article 29 of Law No. 133 of 1999. Certain compensation concerning the renegotiation of some specific types of subsidized mortgages and regional funds, as well as compensation for expired mortgages, still have to be agreed with the interested parties.

        The potential charge resulting from future renegotiation of mortgages not included in the first application of the regulatory framework described herein amounts, at Group level, to €68 million and is covered by specific and appropriate allowances. From 2005, the negative impact on our results of operations is expected to gradually decrease as a result of the reduction of such mortgages as a percentage of the current mortgage portfolio.

  Italian Government Regulations on Other Subsidized Loans

        A regulation was issued under Article 128 of the 2001 Budget Law on subsidized agricultural loans, which has the effect of imposing upon the entire Italian banking sector a review of interest rates on certain subsidized loans, if so requested by the borrowers or loan sponsors. This applies only to installments still outstanding.

        For Article 128 of the 2001 Budget Law to become applicable, an implementing Ministerial Decree will have to be issued. No such Ministerial Decree has yet been issued. If implemented, the regulation is expected to apply to interest accruing on the relevant loan from the date on which a request for renegotiation of the interest rate applicable to the loan is made. The interest rates that will apply to the Group's outstanding loans that are covered by the regulation will not be known until the Ministerial Decree has been issued and negotiations with any requesting borrowers or loan sponsors are completed. Therefore, as of the date of this annual report, Sanpaolo IMI is not able to assess the potential impact of this regulation on its future interest income.

        Law No. 268 of September 24, 2003 provides that when such law becomes effective, for the application of Article 128 of the 2001 Budget Law, loans may be extended, including by a bank different from the original lender, exclusively for the prepayments of agricultural improvement mortgages which are at least five years into amortization. The extension of such new loans, which will be made at market rates, appear to be optional and not mandatory on the part of the lender. The extension of the new loans will require the presentation of appropriate prepayment requests to be formulated also by the subsidizing public authority.

        The Group has not made any provisions for loans covered by the foregoing regulations because the 2001 Budget Law, which was enacted by Law No. 268 of 2003, refers only to "installments still due", and, therefore, relates only to the possibility of future mortgage renegotiations.

  Current Account Overdrafts

        The Italian banking system is characterized by the relatively large proportion of overdraft financing provided through current accounts. A borrowing is made whenever a customer's drawings exceed the credit balance in the account. An overdraft customer is granted a maximum overdraft limit on the basis of Sanpaolo IMI's lending policy. Debit interest on overdraft facilities is typically charged quarterly and at a floating rate.

        In March 1999, the Italian High Court (Corte di Cassazione) declared the capitalization of interest payable quarterly to be illegitimate, thereby completely changing the previously applicable law. This decision was based on the assumption that the relevant clauses in bank contracts do not integrate "regulatory uses" (i.e. uses which are binding towards the generality of people), as it was believed in the past, but rather "trading use" (i.e. uses which are binding only between the parties to the agreement) which contrast with the prohibition of anatocism in compliance with Art. 1283 of the Italian Civil Code.

        After the reversal by the Italian High Court, Legislative Decree No. 342/99 was enacted, confirming the legitimacy of capitalization of interest in current account contracts if it is applied over the same period applied for calculating interest payable and receivable. The Italian Credit and Savings Interdepartmental Committee ("CICR") was assigned the task of determining the methods of such calculation. From April 2000, the date on which CICR's instructions became effective, all current accounts were adjusted applying quarterly capitalization to interests receivable and payable.

        Since April 2000, capitalization on a quarterly basis is considered legitimate and the dispute refers only to those contracts executed before that date. Nevertheless, despite the fact that the Italian High Court repeatedly confirmed the invalidity of capitalization clauses, many judges have disregarded the rulings and continue to consider such clauses.

        With a ruling issued on November 4, 2004, the Italian High Court reiterated its position. Nevertheless, on the basis of a number of circumstances different from those already examined by the Italian High Court, the ruling issued by the Italian High Court on November 4, 2004 does not eliminate the possibility of upholding the legitimacy, on the basis of legal arguments considered well founded by the courts, of the method of calculating interest payable.

        As a whole, the number of pending cases concerning the Group has remained at an insignificant level in absolute terms. Nevertheless, such claims are subject to careful and continuous monitoring. The risks relating to the disputes in question correspond to the prudent accruals made to the allowance for other risks and charges which are proportionate to the total of each claim. Where the claims do not quantify the demand and until an accounting opinion has been expressed on the issue, the risk involved is covered by an accrual to the allowance for other risks and charges in the amount of €142 million (of which €122 million is attributable to the Parent Bank) destined, in its entirety, to cover all disputes of an undetermined amount and of an uncertain outcome.

  Italian Law on Fixed Rate Mortgage Loans

        Decree Law No. 394 of December 29, 2000 on usury was enacted into law on February 27, 2001. This law applies to any installments on fixed-rate mortgage loans due after December 31, 2000, and requires banks to renegotiate outstanding loans on the basis of a "substitute rate" of 9.96% for residential and business mortgage loans, reduced to 8% for residential mortgage loans of up to €77,469 for the purchase of a primary residence (provided it is not considered a luxury home) as certified by the borrowers.

        During 2001 and 2002, the Group made adjustments to all mortgages covered by these provisions. Currently the allowance for other risks and charges includes a residual accrual of €3 million relating in its entirety to the Parent Bank. The amount is meant to cover further eventual requests, that may be put forth in the future or that are not yet supported by the applicable documentation, from eligible borrowers to reduce the applicable interest rates to 8%.

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

        Sanpaolo IMI Asset Management responded to CONSOB, asserting that there was no connection among the performances of the three investment funds and that it always took appropriate measures as far as internal controls were concerned. On December 24, 2002, CONSOB fined Sanpaolo IMI Asset Management €499,000. Sanpaolo IMI Asset Management appealed the fine at the Appeal Court (Corte di Appello) of Milan which, on November 26, 2003, declared the fine illegitimate. On May 17, 2004, CONSOB appealed the ruling to the High Court (Corte di Cassazione). The appeal is pending.

  Proceedings concerning GEST Line

        GEST Line is the Company of the Group engaged in the business of collecting duties and taxes. GEST Line was established from the merger by incorporation of the Gerico, Sanpaolo Riscossioni Genova, Sanpaolo Riscossioni Prato and Esaban tax collection companies.

        The risks connected to the pending proceedings are almost exclusively due to the tax and financial authorities' allegations of irregularity in the tax collection service and vary in nature and size according to the individual companies incorporated.

        A series of administrative and accounting procedures concerning Gerico S.p.A., controlled by the former Cardine Banca, merged by incorporation into Sanpaolo IMI, are pending. The procedures were initiated by both the local financial offices and district sections of the Court of Accounts (Corte dei Conti). The procedures relate to alleged failures to collect tax revenues. The proceedings are pending and are in various stages of judgment.

        The proceedings against Esaban originated from a series of proceedings concerning the denial of requests for reimbursements made by the tax and financial authorities from 1999 to 2001.

        Through Law No. 311/2004, the legislator has provided tax collection licensees with the faculty of an amnesty to amend irregularities in connection with activities performed by collectors up to November 20, 2004. In order to benefit from the amnesty, a payment of €3 for each inhabitant residing in the territorial areas covered by the license is required. It appears that the amnesty is appropriate for the type of dispute involving GEST Line. This was also corroborated by the opinion of outside counsel. GEST Line is evaluating the possibility of complying with the amnesty, the cost of which, considering the population resident in the applicable territory, has been estimated at approximately €24 million.

        The risks connected to the proceedings for both Gerico and Esaban are fully covered by the unlimited guarantees assumed at the time towards the above companies by the companies conferring their respective tax collection business lines (the individual savings banks later merged into Cardine Banca and the former Banco di Napoli). These guarantees concerned any losses or liabilities due to events predating the respective conferrals and expire in 2005. Sanpaolo IMI, following the corporate restructuring with the incorporation of Cardine Banca and Banco di Napoli, succeeded to the obligations deriving from these guarantees, whose risks are, in total, adequately provided for.

        The guarantees do not include the risk concerned mainly with tax collection for the Venice concession which instead falls exclusively upon GEST Line. Following proceedings for tax damages relating to tax collection activities in Venice for presumed irregularities by certain tax collection officials, the local Corte dei Conti held GEST Line liable for approximately €11 million. The verdict has been contested with suspension of its effectiveness. The risk is covered by an appropriate allowance.

  Proceedings relating to the Insolvencies of the Cirio and Parmalat Groups

  Default by Cirio on its Bonds

        In November 2002, the Cirio group, one of Italy's largest agricultural and food groups, defaulted on one of its corporate bonds; this provoked the cross-default of all issues. Cirio had approximately €1.25 billion in principal amount of debt securities outstanding. The Sanpaolo IMI Group, like the other major Italian banking groups, had entered into a series of loan transactions with the Cirio group.

  CONSOB Claims relating to Cirio

        Following an investigation from April to October 2003 into dealings in Cirio bonds by Sanpaolo IMI from 2000 to 2002, CONSOB, in a letter dated May 4, 2004, alleged that Sanpaolo IMI had committed certain regulatory violations. CONSOB's claims relate to alleged deficiencies in Sanpaolo IMI's procedures for dealing with its clients, alleged lack of adequate disclosure and alleged breach of fiduciary duties. The allegations were notified both to the Parent Bank and to the members of the Board of Directors and the Board of Statutory Auditors in office at the time of the period under investigation, as well as certain executives held responsible for alleged acts or omissions concerning the alleged irregularities.

        Both the Parent Bank and the recipients of the allegations have proceeded to make their defense statement. A decree issued by the Ministry of Economy on February 28, 2005 terminated the administrative procedures. The decree endorsed a proposal made by CONSOB and imposed fines on each of the accused. Only the Parent Bank was ordered to pay the relevant amounts (up to approximately €1.2 million), since it was jointly liable pursuant to Art. 195, subsection 9 of Legislative Decree 58/1998.

        The Parent Bank and each of the accused opposed the decree issued by the Ministry of the Economy on February 28, 2005 before the Turin Court of Appeal.

  Criminal Investigation relating to Cirio

        State prosecutors are investigating individuals formerly or currently affiliated with several banks, including Sanpaolo IMI, concerning dealings in Cirio bonds as well as financing relationships with Cirio. These investigations, whose preliminary stage ended on May 11, 2005, also relate to certain Sanpaolo IMI executives, including two former Directors. Sanpaolo IMI believes these proceedings are unfounded. The criminal liability alleged in these proceedings is personal.

  Default by Parmalat on its Bonds

        The Parmalat Group, an important multinational group in the food sector, was declared insolvent in December 2003. In total, as of that date, Parmalat had issued 26 bonds for an amount of approximately €7.2 billion, the majority of which were sold in the European market. Among the purchasers of Parmalat bonds were certain retail customers of Sanpaolo IMI.

        The initiatives taken by Sanpaolo IMI on behalf of its retail customers who had purchased Parmalat bonds was formalized in an agreement with the Comitato per la difesa dei possessori dei bond Parmalat clienti del Gruppo Sanpaolo IMI ("Parmabonds Committee"). This was established on February 2, 2004 by certain customers to monitor the developments relating to the Parmalat bonds and to obtain proof of their claims in the insolvency proceedings. Sanpaolo IMI has undertaken to provide ancillary logistical and financial support to the Parmabonds Committee, which will retain all management and decision-making autonomy.

        As part of the legal actions already undertaken, the Parmabonds Committee obtained, on the terms it requested, full recognition of the credit claimed by its members and their registration in the definitive lists of creditors of the various insolvent companies. Furthermore, civil proceedings are being initiated by members of the Parmabonds Committee in the various criminal proceedings pending in Milan and Parma in order to obtain redress for the financial and moral damages incurred as bondholders as a result of the crimes committed by all those who will be held responsible for the default of the issuing companies.

  Restitution Claims made by the Administrator of the Insolvent Parmalat Group

        In the period between the end of December 2004 and March 2005, the administrator of the Parmalat group has initiated procedures against the Sanpaolo IMI Group, as well as against several other Italian and foreign banks aimed at recovering the payments made by companies of the Parmalat group on accounts held by the banks in the year preceding the beginning of Parmalat's insolvency procedure. The claims are made pursuant to Article 67, paragraph 2 of the Italian bankruptcy law (Legge fallimentare).

        The aggregate amount claimed from the Group in six proceedings brought on behalf of six insolvent companies of the Parmalat group is €1,248 million. Pursuant to an internal evaluation of the claims, and as corroborated by the outside counsel assisting the Group in these procedures, the Group believes that its estimated liability related to the claims is scarcely material and fully accounted for in its allowance for risks and charges. The Group believes that the claims are scarcely material because several preliminary exceptions apply (exceptions which are sufficient to resolve the claims in the Group's favor) and because most of the claimed amounts lack the necessary requisites to be categorized as "payments" under Italian bankruptcy law and, therefore, are not subject to restitution. The Group consequently believes that its allowance for general risks and charges is, in the aggregate, adequate to cover the risk arising from these claims.

  Defaults on Republic of Argentina Bonds

        In relation to defaulted bonds issued by the Republic of Argentina, public exchange offers were made in parallel in Argentina, the United States, Japan and certain European countries, including Italy, between January 14 and February 25, 2005. The exchange offers were made by the government of Argentina to all categories of investors in bonds issued by the Republic of Argentina.

        The nominal value of the bonds subject to the exchange offers was approximately US $82 billion at the December 31, 2003 exchange rate. The number of Italian investors involved in the exchange offers was estimated at over 400,000. It was disclosed in the market that global international acceptance exceeded 76% of the nominal value of the defaulted bonds.

        As far as the Sanpaolo IMI Group is concerned, during the exchange period, just over half of its private clients holding bonds issued by the Republic of Argentina divested the defaulted bonds by selling them in the secondary market or accepting the public exchange offer. As part of the initiatives promoted by Task Force Argentina ("TFA") upon invitation of the applicable clients' association, the Parent Bank has expressed its willingness to meet all the expenses deriving from legal or arbitration proceedings that may be brought against the Republic of Argentina for the Group's customers holding bonds issued by the Republic of Argentina who did not accept the public exchange offer.

  Provisions relating to Bonds in Default

        With respect to complaints by the Group's clients holding bonds in default, Group policy provides that Group companies pay particular attention, by way of a proper course of investigation, to the adequacy of the financial instruments sold in relation to the position of each investor.

        On the basis of the analyses and evaluations made in respect of the potential liabilities arising from complaints relating to the dealing activities by the Group in respect of bonds in default, including bonds issued by Cirio, Parmalat and the Republic of Argentina, the Group has proceeded to adjust the amount accrued to the allowance for risks and charges over previous years, bringing the balance of the allowance to €29 million as of December 31, 2004.

  Proceedings by the Autorità Garante for Competition and Market (Antitrust Authority) Against the Former Sanpaolo IMI Wealth Management (currently Sanpaolo IMI Asset Management SGR) and the Former Fideuram Vita (currently A.I.P.)

        In January 2004, the Antitrust Authority notified Sanpaolo IMI Wealth Management, as controlling company and outsourcer of Sanpaolo Vita, and Fideuram Vita of the commencement of an investigation. The preliminary investigation conducted by the Antitrust Authority, first regarding a number of other insurance companies and later extended to the Group companies, is aimed at alleged restrictive practices in relation to the purchase of an advisory service from a company specialized in analyzing the insurance market and acquiring information on the conditions of contracts, prices and data related to competitors in the life insurance and pensions sector. According to the Antitrust Authority, the fact that several companies share the same information would appear to be potentially damaging to competition. The Group companies, in a precautionary context aimed at reducing the risks resulting from any potential violation, terminated the advisory relationship with the supplier of the aforementioned market data before the investigation began.

        The investigation was concluded on September 30, 2004. The Antitrust Authority, while not imposing any fines, found the companies of the Group in violation of Article 2, subsection 2 of Law No. 287/90, ascertaining the existence of a horizontal agreement between companies, for the exchange of sensitive commercial information between competing businesses.

        An appeal against the ruling has been initiated before the Lazio Regional Administrative Court (Tribunale Amministrativo Regionale). Pursuant to a hearing held on April 20, 2005, the Lazio Regional Administrative Court, with its decision of April 27, 2005, annulled the ruling of the Antitrust Authority. The Antitrust Authority may file an appeal against the ruling of the Lazio Regional Administrative Court within 60 days from the date that the ruling will be made subject to notice or, in the absence of such notice, within a year from the filing of the ruling with the Court's secretariat.

  Proceedings of the State Prosecution Against Certain Individuals Working for Banca Fideuram and certain Executives of Its Subsidiary, Fideuram Bank Suisse

        In March 2004, the State Prosecution (Procura della Repubblica presso il Tribunale di Firenze) launched investigations relating to, among others, certain financial salespersons of Banca Fideuram and executives of its Swiss subsidiary, Fideuram Bank Suisse. The Investigations relate to an alleged conspiracy to offer investment services or financial products in Italy without regulatory authorization, and, in the case of one individual, money laundering.

        The Bank has created a specific working group to assess the allegations and to ensure full collaboration with the investigating authorities.

  Investigation Against Sanpaolo INVEST and Banca Fideuram

        On May 5, 2005, the prosecution of Spoleto concluded an investigation related to alleged irregularities of a financial planner of Sanpaolo INVEST against certain clients of Sanpaolo INVEST. The former managing director and the former head of internal controls of Sanpaolo INVEST were also under investigation for alleged unlawful interference in the internal control functions of Sanpaolo INVEST and the supervision functions of public authorities pursuant to Article 2638 of the Italian Civil Code. The basis for this allegation was the failure to notify CONSOB of irregularities which emerged in an internal control in connection with the financial planner.

        On June 6, 2005, also in connection with the proceedings mentioned above, CONSOB initiated an investigation of Sanpaolo INVEST internal controls.

        Since the proceedings also relate to the managing director and the head of internal controls of Sanpaolo INVEST, Sanpaolo INVEST and Banca Fideuram (which, as holder of banking activities previously held by Sanpaolo INVEST, is deemed jointly liable with Sanpaolo INVEST) are also part of the proceedings and are, allegedly, responsible for administrative violations pursuant to Law No. 231 of 2001. Such administrative violations, if proved, would entail fines ranging from a minimum of €52,000 to a maximum of €620,000.

        The proceedings, of which only the preliminary phase has been concluded, is closely monitored by a working group of the Parent Bank.

  CONSOB Regulatory Action Relating to Banca Fideuram

        Following a series of meetings between CONSOB and the management of Banca Fideuram, as part of CONSOB's regulatory supervision of Banca Fideuram's activities, on June 9 2005, CONSOB notified Banca Fideuram that it had found certain deficiencies in Banca Fideuram's internal controls and procedures. These deficiencies relate to certain procedures in connection with investment services and advice that Banca Fideuram provides to its clients, as well as certain internal controls relating to those procedures. CONSOB also requested that Banca Fideuram convene a meeting of its board of directors within 30 days to acknowledge these deficiencies and to take urgent steps to resolve them.

        Prior to CONSOB's notification, Banca Fideuram had already started to develop a plan designed to address these issues. The plan will be reviewed by Banco Fideuram's board of directors, which will be held as requested by CONSOB.

  EDF Arbitration Proceeding

        For a discussion of the arbitration proceedings brought by EDF in connection with the EDF Put and Call Options, see: Item 4. "Information on Sanpaolo IMI—B. Significant Developments During 2004—Investment Banking Business Sector—Fiat and Italenergia" on page 75 above.

Dividends

        The total dividend paid by Sanpaolo IMI each year is approved by the annual shareholders' meeting. The dividends related to each year are paid in the following year. Dollar amounts have been converted at the Noon Buying Rate in effect on the respective payment dates.

Year	Dividends per Share in Lire/€	Dividends per Share in U.S.$
2000	Lit.1,100/€0.57(1)	0.49
2001	€0.57(2)	0.53
2002	€0.30(3)	0.35
2003	€0.39(4)	0.48
2004	€0.47(5)	0.59

(1)
Approved at the annual shareholders' meeting held on April 30, 2001 and paid on May 24, 2001.

(2)
Approved at the annual shareholders' meeting held on April 30, 2002 and paid on May 23, 2002.

(3)
Approved at the annual shareholders' meeting held on April 29, 2003 and paid on May 22, 2003.

(4)
Approved at the annual shareholders' meeting held on April 29, 2004 and paid on May 27, 2004.

(5)
Approved at the annual shareholders' meeting held on April 29, 2005 and paid on May 26, 2005.

C.    Significant Changes

        See: Item 4. "Information on Sanpaolo IMI—B. Significant Developments During 2004" on page 72 above.

ITEM 9. LISTING DETAILS

A.    Performance of Sanpaolo IMI Share Prices

        The Sanpaolo IMI Share price began 2004 at €10,340 and ended at €10,600 at December 30, 2004. This increase represented a gain of 2.5% in each Share's value. For the same period, the Milan banking share index gained 9.8% in value.

        On June 6, 2005, the closing Share price was €11.29, an increase of 6.5% from the beginning of 2005. During the same period the Milan indices, covering the top 30 companies and the banking sector, increased by 2.1% and 10.0%, respectively.

        The principal trading market for the Sanpaolo IMI Shares is the Telematico under the symbol "SPI". The Sanpaolo IMI Shares and ADSs are also traded on SEAQ International, the London Stock Exchange's quotation system for equity securities of non-UK incorporated companies. Sanpaolo IMI ADSs, each representing two Sanpaolo IMI Shares, have been listed on the NYSE under the symbol "IMI" since November 2, 1999. JPMorgan Chase Bank is Sanpaolo IMI's Depositary and issues the American Depositary Receipts ("ADRs") evidencing ADSs.

        a)    The following table lists the reported annual high and low prices of Sanpaolo IMI Shares from 2000 through June 6, 2005. From January 4, 1999, the Sanpaolo IMI Shares began trading on Telematico in euro.

Year	High(*)(**)(€)	Low(*)(**)(€)
2000	20.800	11.483
2001	18.893	8.764
2002	13.702	5.231
2003	11.346	5.796
2004	11.072	8.799
2005 (through June 6, 2005)	12.476	10.200

(*)
Prices prior to November 2, 1999 have been restated to take account of a property spin-off.

(**)
Prices at closing of trading session, source: Borsa Italiana.

        b)    The following table lists the reported high and low prices of Sanpaolo IMI Shares on the Telematico and the reported high and low prices of Sanpaolo IMI ADSs on the NYSE for each quarter of 2003 and 2004 and for the first two quarters of 2005.

	Telematico(1)		NYSE
	High	Low	High	Low
2003
First quarter	7.03	5.80	14.88	12.76
Second quarter	8.54	6.31	20.03	12.86
Third quarter	9.23	7.85	20.93	18.28
Fourth quarter	11.35	8.78	27.44	20.71
2004
First quarter	11.07	9.14	27.81	22.35
Second quarter	10.03	9.06	23.93	21.66
Third quarter	9.88	8.80	24.75	21.60
Fourth quarter	10.72	9.33	29.05	22.65
2005
First quarter	12.08	10.20	31.40	26.15
Second quarter (until June 6, 2005)	12.48	11.16	32.47	27.57

(1)
Prices at closing of trading session. (source: Borsa Italiana.)

        As of May 30, 2005, there were 12,411,585 ADSs outstanding, representing 24,823,170 Shares or approximately 1.68% of Sanpaolo IMI ordinary share capital. As of June 6, 2005, there were 29 holders of record of Sanpaolo IMI ADSs.

  c)
  The following table lists the reported high and low market prices of Sanpaolo IMI ADSs for the most recent six months:

Months	High	Low
January 2005	28.85	26.15
February 2005	29.40	27.39
March 2005	31.40	28.90
April 2005	32.47	29.36
May 2005	30.25	27.70
June 2005 (through June 6, 2005)	28.14	27.57

        The Sanpaolo IMI ADS quotation is presented in the decimal equivalent of the fractional quotation for January 2002 and thereafter in decimal form following the decimalization of all stocks quoted on the NYSE.

B.    Markets

Clearance and Settlement of Sanpaolo IMI Shares

        The settlement of stock exchange transactions is facilitated by a joint stock company (Monte Titoli SpA., "Monte Titoli") which carries out the activity of central depository. Monte Titoli's shares are currently almost entirely owned by Borsa Italiana Group. Most Italian banks, brokers and securities dealers have securities accounts as participants with Monte Titoli.

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

Securities Trading in Italy

        Sanpaolo IMI Shares are listed in Milan and New York, respectively on the Telematico and NYSE. As explained above (see: Item 4. "Information on Sanpaolo IMI—C. Business Overview—Italian Banking Regulation and Corporate Governance Principles" on page 93 above), Borsa Italiana is the joint stock company organizing and managing the regulated markets for financial instruments. Borsa Italiana, previously owned by the public sector, was privatized in January 1998. The shares of Borsa Italiana are currently owned by financial intermediaries and primarily Italian Banks: Sanpaolo IMI holds as of December 31, 2004, a 13.74% share of the capital of Borsa Italiana.

        The ordinary shareholders' meeting of Borsa Italiana is entitled, according to Section 62, Legislative Decree No. 58/1998, to issue rules establishing the condition and procedures for the admission, exclusion and suspension of market participants and financial instruments to and from trading, and those for the conduct of trading and any obligations of market participants and issuers.

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

  •
  Modify the trading conditions; and

  •
  Suspend or reactivate trading.

        Prior to January 13, 2003, Sanpaolo IMI Shares were traded only in minimum lots of prescribed size (or multiples thereof), determined for the Sanpaolo IMI in 50 Shares. After January 13, 2003, Sanpaolo IMI Shares may be traded without any minimum lot restriction. The Shares are included in the index of the 30 largest companies on the Telematico in terms of capitalization and liquidity ("MIB30").

        Since February 19, 1996, call and put options are traded on the Italian derivatives market, which includes the Sanpaolo IMI Shares.

        Sanpaolo IMI ADSs have not at any time been suspended from trading on the NYSE (nor has trading at any other time been halted).

ITEM 10. ADDITIONAL INFORMATION

A.    By-laws

        As reported in Article 4 of the By-laws, Sanpaolo IMI has as its purpose the taking of deposits from the public and the business of lending in its various forms, in Italy and abroad.

        Sanpaolo IMI can undertake, within the limits of the regulations in force, all banking and financial transactions and services as well as any other transaction in the way of business and in whatever way related to the achievement of its corporate objective.

        Sanpaolo IMI in its capacity as Reporting Bank or capogruppo for the Bank of Italy purposes of the Sanpaolo IMI Banking Group according to the terms of Article 61 of Legislative Decree 385 of September 1, 1993—issues, in the exercise of its function of management and coordination, instructions to the members of the Group for the execution of the instructions issued by the regulatory authorities in the interests of stability of the Group itself as a whole.

        There are neither provision in the By-laws concerning limitations in the right to hold securities nor concerning:

  (a)
  a Director's power to vote on a proposal, arrangement or contract in which the Director is materially interested;

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

        The share capital is divided into ordinary Shares and Azioni Privilegiate. Shares have dividend rights. Dividends not claimed within five years following the day on which they are available are retained by Sanpaolo IMI and placed to reserves, as provide for the Article 23 of the By-laws.

        Every ordinary Share confers the right to one vote in ordinary and extraordinary meetings. Every Azione Privilegiata confers the right to one vote only in extraordinary meetings.

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

        There are no provisions in the By-laws which have been designed to prevent a change in control of Sanpaolo IMI.

B.    Foreign Investment

        There are no limitations imposed by Italian law on the rights of non-residents of Italy or foreign persons to hold or vote shares other than those limitations described below, which apply equally to all owners of such shares. The Sanpaolo IMI By-laws do not provide for any limitations.

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

        For the other purchase requirements or limitations provided for Italian banking legislation, see: Item 4. "Information on Sanpaolo IMI—C. Business Overview—Italian Banking Regulation and Corporate Governance principles—Participation in the Share Capital of a Bank" on page 96 above.

Antitrust Regulations

        In accordance with Italian antitrust law (Law No. 287 of October 10, 1990), concentrations between undertakings which meet certain turnover thresholds, are subject to mandatory notification to Italian antitrust authorities. The Bank of Italy, upon consultation with the Italian Antitrust Authority, is the required to prohibit acquisitions of sole or joint control over a bank that would create or strengthen a dominant position in the domestic market or a significant part thereof. However, any concentration with a "EU dimension", as defined in Article 1 of the "EC Merger Regulation" (Council Regulation No. 139/2004 of January 20, 2004 on the control of concentrations between undertakings), must to be notified to the European Commission for approval before being implemented.

C.    Exchange Controls and Material Contracts

Exchange Controls

        As a general rule, sresidents of Italy may hold foreign currency and foreign securities of any kind, within and outside Italy, and no exchange control consent is required in Italy for the transfer outside of Italy of dividends or other distributions with respect to, or the proceeds from the sale of, shares of an Italian company. However, Italian residents and non-resident investors, who transfer, directly or indirectly (through banks or other intermediaries) into or out of Italy, cash, investments or other securities in excess of €12,500 must report all such transfers to the "Ufficio Italiano Cambi" (Italian Exchange Office). In the case of indirect transfers, banks or other intermediaries are required to maintain records of all such transfers for five years for inspections by Italian tax and judicial authorities. Non compliance with these reporting and record-keeping requirements may result in administrative fines or, in the case of false reporting or in certain cases of incomplete reporting, criminal penalties. The Ufficio Italiano Cambi is required to maintain reports for a period of ten years and may use such reports directly or through other government offices, to police money laundering, tax evasion and any other crime or violation.

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

D.    Taxation

        The following summary describes the material Italian tax and U.S. federal income tax consequences of the acquisition, ownership and sale of Shares, including Shares represented by ADSs evidenced by ADRs, that are generally applicable to U.S. holders who own Shares or ADSs as capital assets. For these purposes, a U.S. holder is a beneficial owner of Shares or ADSs that is, for U.S. federal income tax purposes:

  •
  a citizen or resident of the United States;

  •
  a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or of any political subdivision of the United States; or

  •
  an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source;

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

        This discussion is based on the tax laws and practices of Italy and the United States currently in effect, as well as the Income Tax convention. These laws may change, possibly with retroactive effect. This discussion does not address U.S. state, local or other non-U.S. tax consequences. This discussion is based in part upon representations by the Depositary and assumes that each obligation provided for in, or otherwise contemplated by, the Deposit Agreement and any related agreement will be performed in accordance with its respective terms. The U.S. Treasury has expressed concerns that parties to whom ADRs are pre-released may be taking actions that are inconsistent with U.S. holders of ADSs claiming foreign tax credits for U.S. federal income tax purposes. Such actions would also be inconsistent with U.S. holders of ADSs claiming of the reduced rate of tax applicable to dividends received by certain non-corporate U.S. holders. Accordingly, the analysis of the creditability of Italian taxes and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. holders, both described below, could be affected by actions that may be taken by parties to whom ADSs are pre-released.

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

  •
  financial institutions;

  •
  partnership or other entities classified as partnerships for U.S. federal income tax purposes;

  •
  persons who acquired Shares or ADSs pursuant to the exercise of any employee stock option or otherwise as compensation;

  •
  persons who own the Shares or ADSs as part of an integrated investment, including a straddle, hedging or conversion transaction, comprised of the Shares or ADSs and one or more other positions for tax purposes;

  •
  persons whose functional currency is not the U.S. dollar; or

  •
  persons who actually or constructively own 10% or more of Sanpaolo IMI's voting stock.

        U.S. Holders should consult their own tax advisors with regard to the application of Italian tax law, and U.S. federal income tax laws to the Shares or ADSs, and any tax consequences arising under the laws of any U.S. state, local or non-U.S. taxing jurisdictions. For purposes of the Income Tax Convention, the current estate tax convention between the United States and Italy (the "Estate Tax Convention"), Italian tax and U.S. federal income tax law, U.S. holders of ADRs evidencing ADSs will be generally treated as owners of the Shares represented by those ADSs.

        This discussion assumes that Sanpaolo IMI was not a passive foreign investment company for its 2004 taxable year, as described more fully below.

Italian Taxation

  Taxation of Dividends

        Italian law provides for the withholding of income tax at a 27% rate on dividends paid by Italian resident companies to shareholders who are not residents of Italy for tax purposes (the rate is 12.50% in the case of dividends from saving shares—azioni di risparmio). Reduced rates (normally 15%) apply to non-resident shareholders who are entitled to, and comply with, procedures for claiming benefits under an income tax convention. Italy has concluded income tax conventions with over 70 foreign countries, including all of the members of the European Community, Argentina, Australia, Brazil, Canada, Japan, New Zealand, Norway, Switzerland, the United States and some countries in Africa, the Middle East and Far East.

        Under the Income Tax Convention, dividends derived and beneficially owned by U.S. holders are generally subject to Italian withholding tax at a reduced rate of 15%.

        As to dividends derived in respect of shares held in the centralized deposit system managed by Monte Titoli, instead of the 27% withholding tax mentioned above, a substitute tax, at the same 27% rate, applies. Such substitute tax is levied by the custodian of the shares.

        Since the Shares underlying Sanpaolo IMI ADRs are sub-deposited with Monte Titoli, no withholding tax will be applied by Sanpaolo IMI directly, and the substitute tax will be applied by the custodian. The Depositary's instructions specify the procedures that U.S. holders of ADSs must follow in order to obtain a reduction of the rate of the substitute tax to 15% pursuant to the Income Tax Convention.

        According to Italian law, in order to obtain a reduced rate under the Income Tax Convention, the following procedure must be followed. The custodian must receive, in a timely manner (in accordance with the custodian's requirements) prior to the dividend payment date:

            (i)  a declaration of the U.S. holder containing all the data that identifies the beneficial owner of the Shares (if different from the U.S. holder),

           (ii)  a request by the beneficial owner for the application of the Income Tax Convention which contains a declaration that indicates the fulfillment of all conditions required by the Income Tax Convention, as well as the necessary elements to determine the applicable Income Tax Convention withholding tax rate, together with a statement that such beneficial owner does not maintain a permanent establishment or a fixed base in Italy; and

          (iii)  a certification from the U.S. Internal Revenue Service that the beneficial owner is a U.S. resident for the purpose of the Income Tax Convention. Such certificate will be effective until March 31 of the year following submission. The processing of requests for certification by the U.S. Internal Revenue Service may take a significant amount of time and may be subject to delays. Accordingly, in order to be eligible for the procedure described below, U.S. holders should begin the process of obtaining certificates as soon as possible after receiving instructions from the depositary on how to claim the 15% reduced rate under the Income Tax Convention.

        The custodian may advise the Depositary, and the Depositary will advise U.S. holders, of any additional limited period during which the custodian is able to receive claims for the 15% reduced treaty rate.

        If the custodian does not receive the required documentation on a timely basis, or if in the custodian's judgment the documentation fails to satisfy the requirements of Italian law for any reason, a U.S. holder will not be entitled to obtain the Income Tax Convention rate at source and instead must claim a refund of 12% of the dividend (representing the difference between the 27% ordinary rate and the 15% Income Tax Convention rate) directly from the Italian tax authorities. Extensive delays have been encountered by U.S. holders seeking refunds from the Italian tax authorities.

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

        Distribution of additional Shares to U.S. holders with respect to their Sharse or ADSs that are made as part of a pro rata distribution to all shareholders of Sanpaolo IMI generally will not be subject to Italian tax.

        Italian companies are required to supply to the Italian tax authorities certain information concerning the identity of non-resident shareholders in connection with the payment of dividends. Shareholders are required to provide their Italian tax identification number, if any, or alternatively, in the case of individuals, their name, address and place and date of birth, or in the case of legal entities and partnerships, their name, country of establishment, address and the information required for individuals with respect to one of their representatives.

        Non-resident shareholders are also required to provide their foreign tax identification number, if any.

        In the case of ADSs owned by U.S. holders, Sanpaolo IMI understands that the provision of information concerning the Depositary, in its capacity as holder of record of the Shares, will satisfy these requirements. Sanpaolo IMI will be required to provide information concerning non-resident beneficial owners of Shares, however, to the extent such owners wish to benefit from reduced withholding tax rates on dividends under an income tax convention, and claims for such benefits therefore must be accompanied by the required information.

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

        Since the Shares (and ADSs) are listed, capital gains realized on the sale of shareholdings in Sanpaolo IMI by non-resident holders without a permanent establishment in Italy are not subject to capital gains tax provided that the Shares disposed are not a "qualified shareholding". In addition, an exemption from capital gains tax may be available pursuant to an income tax convention. Capital gains realized on the sale of qualified shareholdings are subject to income tax at ordinary rates; the tax base is 40% of the realized gain. Pursuant to the Income Tax Convention, a U.S. holder will not be subject to capital gains tax unless the Shares or ADSs form part of the business property of a permanent establishment of the U.S. holder in Italy or pertain to a fixed base available to the U.S. holder in Italy for the purpose of performing independent personal services. U.S. holders who sell Shares or ADSs may be required to produce appropriate documentation establishing that they meet the requirements for the exemption from capital gains under the Income Tax Convention.

  Other Italian Taxes

  Estate and Gift Tax

        Pursuant to Law 383 of October 18, 2001, inheritance and gift tax no longer applies to inheritance and gift transfers made after October 25, 2001. Gift transfers to persons other than the spouse, ascendants or descendants or relatives within the 4th degree will be subject to transfer taxes ordinarily applicable to transfers for consideration, if any, when the value of the gift to each person exceeds €180,759.91; the tax applies only to the amount in excess thereof.

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

        In any other case, transfer tax is currently payable at the following rates:

  •
  €0.072 per €51.65 (or fraction thereof) of the price at which the Shares or ADSs are transferred when the transfer is made between private individuals directly or through an intermediary that is not a bank, SIM or stockbroker;

  •
  €0.0258 per €51.65 (or fraction thereof) of the price at which the Shares or ADSs are transferred when the transfer is made either (i) between a bank and a private individual or (ii) between private individuals through a bank, SIM or stockbroker.

        The change of a clearing system or depository (e.g., Euroclear, Clearstream or Monte Titoli) not involving a transfer of the ownership of the transferred Shares or ADSs will not trigger the Italian transfer tax.

        Apart from the above exemptions and exclusions, there are questions regarding the applicability of the transfer tax to the transfer of ADSs, since ADSs are not shares themselves. In general, with respect to U.S. holders, the transfer tax will not be applicable on transfers of Sanpaolo IMI Shares or ADSs. However, in the case of transfers which are not executed on an official stock exchange and are entered into with an Italian counterparty other than a bank or other authorized financial intermediary or an investment fund, it is advisable that U.S. holders consult their own tax advisors concerning the applicability of this transfer tax. Deposits and withdrawals of Shares in return for ADSs by U.S. holders will not be subject to the transfer tax.

United States Federal Income Taxation

  Taxation of Dividends

        Distributions made with respect to the Shares or ADSs (other than certain pro rata distributions of Shares), before reduction for any Italian tax withheld, will generally constitute foreign source dividend income for U.S. federal income tax purposes to the extent such distributions are made from Sanpaolo IMI's current or accumulated earnings and profits, as determined in accordance with U.S. federal income tax principles. A corporate U.S. holder will not be entitled to claim a dividends-received deduction for dividends paid on the Shares or ADSs. Subject to applicable limitations that may vary depending upon a holder's individual circumstances and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid to certain non-corporate U.S. holders in taxable years beginning before January 1, 2009 may be taxable at a maximum tax rate of 15%. Non-corporate U.S. holders should consult their own tax advisers to determine whether they are subject to any special rules that limit their ability to be taxed at this favorable rate.

        The amount of any dividend paid in euros, including the amount of any Italian tax withheld, will be equal to the U.S. dollar value of such euros on the date of receipt by the Depositary, in the case of U.S. holders of ADSs, or by the U.S. holder, in the case of U.S. holders of Shares, regardless of whether the payment is in fact converted into U.S. dollars on the date of receipt. Gain or loss, if any, recognized on the sale or other disposition of such euros will be U.S. source ordinary income or loss. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.

        Subject to applicable limitations and restrictions and the discussion above regarding concerns exprsesed by the U.S. Treasury, Italian taxes withheld from dividends at a rate not in excess of that provided in the Income Tax Convention will be eligible for credit against a U.S. holder's U.S. federal income tax liability. Italian taxes withheld in excess of the rate provided in the Income Tax Convention will generally not be eligible for credit against a U.S. holder's U.S. federal income tax liability. See: "—Italian Taxation—Taxation of Dividends" on page 219 above for a discussion of how to obtain the rate of withholding provided for in the Income Tax Convention.

        The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. The rules governing foreign tax credits are complex. Therefore, U.S. holders should consult their own tax advisors concerning the availability of foreign tax credits in their particular situation.

  Taxation of Capital Gains

        A U.S. holder will recognize capital gain or loss for U.S. federal income tax purposes on the sale or exchange of Shares or ADSs in the same manner as the U.S. holder would on the sale or exchange of any other shares of stock held as capital assets. As a result, a U.S. holder will generally recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the amount realized and such holder's adjusted basis in the Shares or ADSs determined in U.S. dollars. Any capital gain or loss will generally be U.S. source and will be long-term if the Shares or ADSs were held for longer than one year. U.S. holders should consult their own tax advisors about the treatment of capital gains, which may be taxed at lower rates than ordinary income for non-corporate U.S. holders, and capital losses, the deductibility of which may be limited.

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

  Passive Foreign Investment Company Rules

        Based on proposed U.S. Treasury regulations, Sanpaolo IMI does not expect to be a "passive foreign investment company" ("PFIC") for U.S. federal income tax purposes for its 2004 taxable year. However, this is a factual determination that must be made annually and thus there can be no assurance that Sanpaolo IMI will not be considered a PFIC for any future taxable year. In addition, there can be no assurance that the proposed regulations will be finalized in their current form. If Sanpaolo IMI were treated as a PFIC for any taxable year during which a U.S. holder held Shares or ADSs, certain adverse tax consequences could apply to the U.S. holder.

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

        These documents are available at Segreteria Societaria of Sanpaolo IMI, Piazza San Carlo 156, 10121 Turin, Italy.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

General

        The Group is strongly committed to risk management and control on the basis of the following three principles:

  •
  clear identification of responsibility for taking on risks;

  •
  measurement and control systems in line with international best practice;

  •
  organizational separation between the Business Areas that conduct business activities and those responsible for controls.

        The policies relating to the acceptance of credit and financial risks are defined by the Parent Bank's Board of Directors and Executive Committee with support from the Group Financial and Market Risks Committee ("CRFMG") and the Group Credit Committee, which are discussed below under "Financial Risk Management Control—Organization" and "Credit Risk Management and Control—Organization", respectively.

        As discussed below, the Parent Bank also performs general risk management and control functions and takes risk-acceptance decisions in the case of particularly large risks.

        The Business Areas that generate credit and/or financial risks are all assigned limits of autonomy and each has its own control structure (see: Item 4. "Information on Sanpaolo IMI—D. Organizational Structure" on page 105 above). For the main Group banking networks (Sanpaolo Banco di Napoli, Cassa di Risparmio in Bologna, Cassa di Risparmio di Padova e Rovigo, Cassa di Risparmio di Venezia, Banca Popolare dell'Adriatico and Friulcassa) these functions are carried out, on the basis of an outsourcing contract, by the Parent Bank's risk control functions, which periodically report to the board of directors and the audit committee of the subsidiary.

The Basle 2 Project

        On June 26, 2004, the Basle Committee on Banking Supervision published the new Capital Accord on capital adequacy ("Basle 2").

        Basle 2 provides for new quantitative rules to establish the minimum capital requirement to cover credit, market and operational risks:

  •
  as regards credit risk, the new rules introduce a greater degree of correlation between capital requirements and risks, through the use of ratings and other credit risk measurement tools. Basle 2 sets out a standard approach, as well as two increasingly sophisticated approaches based on internal risk management tools;

  •
  as regards market risk, the regulations currently in force (i.e. the Basle 1 Accord) will continue to apply;

  •
  finally, Basle 2 introduces capital charges for operational risk, which can also be measured using three approaches of increasing analytical sophistication.

        Basle 2 is designed to promote, through lower capital charges, the adoption of more sophisticated methods, both in credit risk and in operational risk. In order to qualify for lower capital charges, however, banks must satisfy a set of basic requirements with regard to risk management and control methodologies and processes. We believe the main advantages from the adoption of Basle 2 will come from the management and operating results obtained from the systematic application of new methodologies, which should improve risk management and control capabilities as well as increasing the efficiency and effectiveness of customer service.

        In order to take advantage of these opportunities, since 2003, Sanpaolo IMI has launched the "Basle 2 Project", whose mission is to prepare the Group to adopt the advanced approaches as soon as Basle 2 comes into force at the end of 2006. During 2004 and the first months of 2005, significant investments have been made to achieve the following summarized objectives:

  •
  improvements to our risk measurement methodologies and historical databases, especially for credit risk (rating models, loss given default, exposure at default) and operational risk; and

  •
  updating our organizational procedures and related technological support, especially with regard to the loan approval process. This is almost complete for both corporate and retail portfolios.

        Further investments are planned 2005 in order to complete the above-mentioned activities and to launch new initiatives focused on developing IT process applications and databases to support risk management activity and credit risk mitigation and reporting.

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

        The CRFMG is responsible for defining risk measurement criteria and methodologies, the structure of the Parent Bank and Business Areas' risks limits and verifying the Group companies' risk profile. The CRFMG consists of the Managing Director, the heads of the Business Areas and the Risk Management Department.

        The Treasury Department of the Parent Bank is responsible for the treasury activities, including access to markets and hedging against market risks generated by lending activities of the Domestic Banking Network.

        The Risk Management Department, a department of the Parent Bank, is responsible for developing risk monitoring methodologies and proposals regarding the system of operating risk limits for the various lines of business of the Parent Bank and of the Group. The Risk Management Department is also responsible for the measurement of risks existing in the various operating units and for monitoring the Business Areas' compliance with the operating risk limits laid down by the Board of Directors and Executive Committee of the Parent Bank.

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

  Sensitivity Analysis

        This method quantifies the change in value in the portfolio following adverse movements of risk factors. As regards interest rate risk, adverse movement is defined as a parallel and uniform shift of 100 basis points of the interest rate curve. The measurements include the interest rate risk originated by demand customer accounts, which are typical of commercial banks, whose features of stability and partial and delayed reactions to interest rate fluctuations have been studied by analyzing a large collection of historical data, obtaining a maturity representation model through equivalent deposits. For loans, the average duration is a very short time (approximately 1 month), whereas the estimated average duration for core deposits is greater (approximately 12 months), depending on their stability features.

        A measure of net interest income at risk is also applied to the main banking networks of the Group. Net interest income at risk is the potential change in net interest income resulting from a parallel and instantaneous shock of ±25 basis points in the level of interest rates over the next 12 months. This measurement shows the effect of the changes in interest rates on the portfolio. The measurement excludes assumptions regarding future changes in the assets and liabilities mix, and, therefore, cannot be considered a predictor of the future level of the Group's net interest income.

  Worst Case Scenario

        This method establishes a risk measurement (maximum potential loss), which represents the worst possible economic result of those obtained in various hypothetical scenarios. The method is designed to represent a significant shock to current market parameters on the basis of a holding period of one day and accumulating the losses deriving from the various risk factors in absolute terms. The idea underlying the determination of the shocks to be assigned to the risk factors is to ensure a high degree of prudence: the objective of the method is to quantify and limit the maximum potential loss that could emerge in extreme market conditions.

        As regards liquidity risk, the Sanpaolo IMI Group adopted since July 2003 a "Liquidity Policy", which provides for the monitoring of specific action thresholds which, if exceeded, will trigger implementation of the contingency plan.

  Financial Risk from Lending Activities

        The market risk generated by the Group's banking book, which includes all assets and liabilities—including related hedging derivatives—not included in the trading book, is monitored by means of Sensitivity Analysis, together with measurement of the VaR.

        In 2004, the financial risk generated by the Group's lending activity (Asset and Liability Management), measured through Sensitivity Analysis, showed an average value of approximately €83 million, compared with €131 million in the previous year, decreasing to €29 million at the end of 2004.

        During 2004, the VaR of the lending activities fluctuated around the average value of €36 million (with a minimum value of €10 million and a maximum value of €65 million), amounting to €12 million at December 31, 2004. compared to €75 million at December 31, 2003.

        In 2004, the foreign exchange risk generated by lending activities was not material.

        The sensitivity of net interest income from the Group's banking activities—assuming an increase or decrease of 25 basis points in interest rates for the next 12 months—was an increase of €42 million at December 31, 2004 in the event of a rate increase and decrease of €34 million in the event of a rate decrease, corresponding to approximately 1% of the consolidated annual net interest income.

  Equity Investments in non-Group Listed Companies

        Equity investments held in listed companies consolidated proportionately or included at net equity showed a market value, at December 31, 2004 prices, of €1,555 million. The market value of equity investments showed, according to prices at December 31, 2004, a net potential capital gain on the book value of the investments of €66 million (after economic adjustments of their book value during the first quarter of 2005).

        The VaR method is used to measure the market risk of the equity investments portfolio. During 2004, the VaR related to minority investments in listed companies, was an average of €135 million, with a minimum of €102 million and a maximum of €214 million. At December 31, 2004, the VaR related to minority investments in listed companies was €115 million. This value was significantly smaller than that at year-end 2003 (€217 million) because of the combined effect of the sale of shareholdings and the decrease in the average volatility of share prices (which, with regard to the portfolio under review, decreased from 28% at the end of 2003 to 16% at the end of 2004).

VaR—equity investments portfolio	2004	2003
	(millions of €)
Average	135.1	230.9
Low	102.2	199.8
High	213.6	273.5
Year-end	114.7	217.1

  Trading Activities

        Most of these risks are concentrated in Banca IMI and its subsidiaries, and arise from dealing in fixed income securities, equity securities, currencies and derivatives.

        The VaR of trading activities during 2004 averaged €7 million (compared to €12 million in 2003), with a minimum of €2 million and a maximum of €20 million. At the end of December 2004, the VaR was €6 million, a significant decrease compared with year-end 2003 (€15 million).

VaR—trading by type of risk	At December 31, 2004	At December 31, 2003	Average 2004	Low 2004	High 2004	Average 2003
	(millions of €)
Interest rate risk	4.2	1.6	3.6	0.5	9.6	3.8
Exchange rate risk	1.6	2.8	1.3	0.1	6.1	0.8
Equity price risk	3.5	14.0	4.8	0.9	19.0	11.6
Diversification effect	(3.6)	(3.5)	(2.9)	n.a.	n.a.	(4.1)
Total	5.8	14.8	6.9	1.9	19.7	12.0

        In addition to VaR, the Worst Case Scenario analysis is used to monitor the impact of potential losses that might arise under extreme market conditions. The maximum potential daily loss in 2004 was an average of €41 million, compared with €35 million in 2003.

Maximum Potential Daily Loss from Trading in 2004
(millions of €)

        Backtesting showed the prudent nature of the internal measurement techniques used. In 2004, actual daily losses were never higher than the risk measures expressed in terms of maximum potential loss, while the actual trading loss exceeded the ex-ante VaR on a daily basis in only two cases.

Credit Risk Management and Control

  Organization

        Sanpaolo IMI has established lines of conduct to be followed when taking on credit risk; these rules are to be applied throughout the Group. They provide for levels of approval limits defined in terms of total Group credit exposure to a particular counterparty. The first level of approval limits applies to each individual Business Area or subsidiary, which in turn defines the approval limits to be delegated to its branches. Transactions in excess of these limits must be submitted to the appropriate body within the Parent Bank, consisting of (according to the increasing level of exposure) the Group Credit Committee (composed of the Managing Director and the heads of the relevant functions), the Executive Committee and the Board of Directors.

        In terms of credit risk control, the Risk Management Department is responsible for defining, updating and monitoring the risk measurement techniques used by the Parent Bank and by the Group as a whole, ensuring that they are constantly in line with industry best practice. The Risk Management Department is also responsible for analyzing the risk profile of the Parent Bank and the Group and for proposing any corrective action. Furthermore, the Risk Management department is responsible for measuring the exposure of larger borrowers and preparing summary reports for the Parent Bank's senior management on changes in credit quality and on the use of economic capital by the Business Areas.

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

        For loans to customers, various grading models have been developed. These differ according to the counterparty's size and industry sector. These models make it possible to summarize the counterparty's credit quality in a single rating measurement, which reflects the probability of default in a period of one year, calibrated to the average level of the economic cycle. By means of statistical calibrations, these ratings have been made fully consistent with those assigned by rating agencies, forming one overall scale of reference. Back-testing analyses carried out to date, comparing insolvency forecasts with actual defaults, confirm that, in management's view, the models used are reliable.

        As of January 2005, the rating, which had been previously used in the loan approval process only for counterparties submitted to Group Credit Committee or higher bodies, was introduced as an essential element of the process with regard to loan approvals by the branch networks. The rating, together with the assessment of the credit mitigating factors (typically guarantees and covenants), contributes to the definition of the credit risk strategy, represented by the combination of commercial policies and management behavior (frequency of credit lines reviews and recovery actions).

        The new loan approval process of the networks, designed in accordance with the Basle 2 organizational requirements, has been implemented at the corporate segment level of Sanpaolo IMI and Sanpaolo Banco di Napoli. During 2005, it will be gradually extended to the other types of customers and to all the Italian subsidiaries of the Group whose main mission is to take on credit risk.

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

        These ratings are not just a direct instrument with which to monitor credit risk, but also constitute a primary element for the credit risk portfolio model, which summarizes the information on asset quality in terms of risk indicators, including the expected loss and economic capital. The expected loss is the product of probability of default (derived from the rating), exposure at default and loss given default. Loss given default is measured with reference to an economic, as opposed to accounting, concept of loss comprehensive of legal costs, calculated prudently on the recoveries from disputes on a discounted basis. The "expected" loss represents the average of the loss distribution, while the economic capital is defined as the maximum "unexpected" loss which the Group could incur with a confidence level of 99.95%.

  Credit Risk

        This refers to all of the Group's on- and off-balance sheet credit exposures. Credit risk analysis applies to the loan books of the Parent Bank, Sanpaolo Banco di Napoli, Banca Popolare dell'Adriatico, Cassa di Risparmio di Padova e Rovigo, Cassa di Risparmio in Bologna, Cassa di Risparmio di Venezia, Friulcassa, Banca OPI, Sanpaolo IMI Bank Ireland and Sanpaolo Leasint. The loan book analyzed represents 95% of the Group's credit-risk-weighted assets.

        In terms of exposure, the analytical rating covers 70% of the credit portfolio. Unrated counterparties (mostly households with residential mortgages) have been given an average probability of default, based on actual default experience for the preceding years. Excluding households, analytical ratings covered slightly less than 90% of counterparties in other sectors.

  Analysis of Drawdowns by Rating Source

        In relation to the combination of analytical ratings, less than half are represented by ratings of specialized agencies, while the majority are internal ratings; the latter prevail by far in the corporate sector.

Composition as of December 31, 2004 of the Loan Portfolio by Rating Source
(Percentages)

Composition as of December 31, 2004 of the Loan Portfolio by Level Of Rating
(Percentages)

        Loans to customers to which an analytical rating has been assigned, which represent the main reference of the credit risk management model, show what we believe is a high credit quality, with a portion of investment grade loans (from AAA to BBB) equal to about 75% of the total.

        The expected loss of the portfolio considered, at December 31, 2004, accounted for 0.43% of loans, compared to 0.46% at year-end 2003. The expected loss measure has been taken into account in establishing the amount of the allowance for general risks on performing loans. At the end of 2004, the economic capital was equal to 4.50% of loans, the same ratio as at year-end 2003.

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

        It should be noted that this method was developed with the intention of allocating to the Business Areas and to the Group as a whole a quantity of capital adjusted to the potential of these types of events. The control of operating risks is carried out through the definition of internal rules and procedures, compliance with which is monitored by the Audit Department of the Parent bank.

        The internal operational risk measurement model is being developed in order to align its main elements with the Basle 2 regulatory requirements. In particular, the scenario analysis processes at Group level are being expanded and studied in depth, taking into account, in a structured way, the economic effect of the effectiveness and frequency of controls. These are coupled with the refining of the statistical processes through in-depth studies of loss data analyses, available either through internal databases or our participation in consortium initiatives with leading banking groups (DIPO in Italy and ORX at international level).

        During 2004, the operational risk management and control process was implemented following the approval of the Group's regulations on operational risk, which define the organizational structure, the area of application and the guidelines. In accordance with the Basle 2 regulatory requirements, the process provides for the direct involvement of the lines of business, subsidiaries and the corporate center structures.

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

PART II

ITEM 13. DEFAULT, DIVIDEND ARREARAGES AND DELINQUENCIES

        None.

ITEM 14. MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        None.

ITEM 15. CONTROLS AND PROCEDURES

        As of December 31, 2004, Sanpaolo IMI, under the supervision of and with the participation of Sanpaolo IMI's management, including the Managing Director and the Head of Finance and Administration Department, performed an evaluation of the effectiveness of Sanpaolo IMI's disclosure controls and procedures. Based on this evaluation, Sanpaolo IMI's Managing Director and Head of Finance and Administration Department concluded that Sanpaolo IMI's disclosure controls and procedures are effective for gathering, analyzing and disclosing the information Sanpaolo IMI is required to disclose in the reports it files under the Exchange Act, within the time periods specified in the SEC's rules and forms. Sanpaolo IMI's management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management's control objectives.

        There has been no change in Sanpaolo IMI's internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, Sanpaolo IMI's internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

        As specified in Item 6. "Directors, Senior Management and Employees—C. Board Practices—Comparative Analysis between NYSE Corporate Governance Standards and Sanpaolo IMI Corporate Governance Practice—Audit Committee" on page 190 above, the Board of Statutory Auditors performs the functions of the Audit Committee for purposes of Section 10A the Exchange Act, as permitted by Rule 10A-3 under the Exchange Act. According to applicable regulations (with particular reference to Article 148 of the Consolidated Securities Law and Ministerial Decree No. 162 of March 30, 2000), at least two members of the Board of Statutory Auditors must comply with specific accounting experience requirements, and all the members of the Board are required to have experience in the financial sector. Taking into account that the members of the Sanpaolo IMI Board of Statutory Auditors comply with both of the above-mentioned conditions, the Board of Statutory Auditors has acknowledged on May 13, 2005 that each of its members is an Audit Committee financial expert, as defined in the instruction to paragraph (a) of item 16A of Form 20-F. For the names of the members of the Board of Statutory Auditors, see: Item 6. "Directors, Senior Management and Employees—A. Directors and Senior Management—Board of Statutory Auditors" on page 182 above.

ITEM 16B. CODE OF ETHICS

        In response to Section 406 of the Sarbanes-Oxley Act of 2002, Sanpaolo IMI has adopted a code of ethics that applies to our principal executive officer, principal financial officers or persons performing similar functions. A copy of the code is attached to this annual report.

        Information regarding any future amendments or waivers to the code will be published on Sanpaolo IMI's website (www.grupposanpaoloimi.com under "corporate social responsibility").

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

        As a company listed on the Italian Stock Exchange, Sanpaolo IMI is subject to a mandatory audit by an audit firm registered on a special list maintained by CONSOB. The term of this appointment, resolved by the shareholders' meeting at the suggestion of the Board of Directors and subject to the opinion of the Board of Statutory Auditors, is three years and may not be renewed for more than two consecutive succeeding terms.

        The first three-year appointment of PricewaterhouseCoopers S.p.A. for the audit of Sanpaolo IMI's financial statements ended with respect to the fiscal year ended December 31, 2003. The shareholders' meeting of Sanpaolo IMI on April 29, 2004, reappointed PricewaterhouseCoopers S.p.A. as independent auditors for the three-year period 2004-2006.

        Effective from April 10, 2003, Sanpaolo IMI established a Group directive for the Board of Statutory Auditors' pre-approval of fees for any audit service and permitted non-audit services provided by the auditors of Sanpaolo IMI and the auditors upon whom such auditors rely. The directive was adopted in order to comply with rules issued by the U.S. Securities and Exchange Commission pursuant to release No. 33-8183 (the "Auditor Independence Rules").

        The following table summarizes the assignments invoiced to Gruppo Sanpaolo IMI by PricewaterhouseCoopers S.p.A. or by companies within its network.

	Year of Invoice
Assignment	2003	2004	Amount approved by Sanpaolo IMI's Statutory Auditors (%)(*)
	(in thousands of €)
Audit Fees	6,989	6,731	73%
Audit-Related Fees	3,345	3,463	88%
Tax Fees	460	144	91%
All Other Fees	519	309	96%

(*)
The percentage that was not approved by Sanpaolo IMI's Board of Statutory Auditors relates to assignments that pre-date May 6, 2003, the date of effectiveness of the Auditor Independence Rules. After such date, all audit and permitted non-audit services assigned to PricewaterhouseCoopers S.p.A. and its network were approved by the Board of Statutory Auditors. The percentage also includes invoices related to appointments made by courts and other public authorities.

        Audit fees mainly consist of fees billed for professional services rendered to the Sanpaolo IMI Group by PricewaterhouseCoopers S.p.A. and its network for the audit of Sanpaolo IMI's and its subsidiaries, individual and consolidated financial statement for fiscal years 2003 and 2004.

        Audit-related fees mainly consist of the consideration paid to PricewaterhouseCoopers S.p.A. and its network for issuing comfort letters in connection with securities offerings in the international markets, assurance statements requested by local regulations and by supervisory bodies, as well as financial due diligence and audits as part of corporate merger and acquisition transactions. Audit-related fees included, in 2004, €865,000 paid to PricewaterhouseCoopers S.p.A. for extraordinary professional services rendered in relation to the transition to IFRS.

        Tax fees include the consideration paid to PricewaterhouseCoopers S.p.A. and its network for the provision of professional services in relation to tax matters rendered primarily to the Group's foreign companies.

        All other fees consist of the aggregate fees billed for services, other than the services reported above under "audit fees", "audit-related fees" and "tax fees", provided by PricewaterhouseCoopers S.p.A. and its network in 2003 and 2004.

ITEM 16E. PURCHASES OF EQUITY SECURITIES

        The general shareholders' meeting of Sanpaolo IMI held on April 29, 2005 renewed the authorization for Sanpaolo IMI to purchase its Shares, for 18 months and up to a maximum of 180 million Shares at a price of no less than 30% and no more than 10% of the end of trading price of the Shares on the Milan Stock Exchange on the day preceding each individual transaction. The shareholders' meeting of Sanpaolo IMI also acknowledged and confirmed the amount of the reserve to purchase Shares at €1,000 million. Own Shares can also be used, in the context of incentive plans to employees of the Parent Bank or of the Group.

        The following table sets forth the number and price of the Shares purchased by the Group in 2004. None of the purchases of Shares carried out by the Group in 2004 were made as part of publicly announced plans or programs.

Year 2004	Total Number of Shares (or Units) Purchased(1)	Average Price Paid per Share
		€
January 2004	188,311	10.232
February 2004	21,182	10.497
March 2004	2,052,218	9.570
April 2004	315,512	9.561
May 2004	276,922	9.649
June 2004	51,596	9.375
July 2004	20,115	9.370
August 2004	878,298	8.935
September 2004	1,575,752	9.496
October 2004	20,923	9.436
November 2004	53,320	6.384
December 2004	49,252	5.999

Total	5,503,401	9.411

(1)
The amounts do not include the Shares acquired by Banca Fideuram and Invesp in the context of the Insurance Reorganization.

PART III

ITEM 17. FINANCIAL STATEMENTS

        The following financial statements, together with the report of PricewaterhouseCoopers thereon, are filed as part of this annual report:

ITEM 18. FINANCIAL STATEMENTS

        Not applicable.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Articles and By-laws of Sanpaolo IMI
11.1	Report on Corporate Governance
11.2	Code of Ethics of Sanpaolo IMI

SIGNATURE

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Sanpaolo IMI S.p.A.
By:	/s/ BRUNO PICCA Name: Bruno Picca Title: Head of Finance and Administration Department

Date: June 27, 2005

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

        Date: June 27, 2005

/s/ ALFONSO IOZZO Alfonso Iozzo Managing Director Sanpaolo IMI S.p.A.

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

        Date: June 27, 2005

/s/ BRUNO PICCA Bruno Picca Head of Finance and Administration Department Sanpaolo IMI S.p.A.

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act

June 27, 2005

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

        Alfonso Iozzo the Managing Director of Sanpaolo IMI S.p.A. and Bruno Picca the Head of Finance and Administration Department of Sanpaolo IMI S.p.A., certifies that, to the best of his knowledge:

  1.
  the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

  2.
  the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Sanpaolo IMI S.p.A.

/s/ ALFONSO IOZZO Alfonso Iozzo Managing Director of Sanpaolo IMI S.p.A.
/s/ BRUNO PICCA Bruno Picca Head of Finance and Administration Department of Sanpaolo IMI S.p.A.

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

[PRICEWATERHOUSECOOPERS LETTERHEAD]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Sanpaolo Imi SpA

We have audited the accompanying consolidated balance sheets of Sanpaolo Imi SpA and its subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, of cash flows and of changes in shareholders equity for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of certain consolidated subsidiaries, which statements reflect "total assets" of 18 percent and 13 percent of the related consolidated totals as of December 31, 2004 and 2003, respectively, total "net interest income" (as result of the aggregation of items "10" and "20" of Consolidated Statement of Income) of 3 percent, 1 percent and 2 percent of the related consolidated totals for each of the three years in the period ended December 31, 2004 and total "net interest and other banking income" (as result of the aggregation of items "10", "20", "30", "40", "50", "60" and "170" of Consolidated Statement of Income) of 12 percent, 8 percent and 4 percent of the related consolidated totals for each of the three years in the period ended December 31, 2004. Those statements were audited by other auditors whose reports thereon have been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for these companies, is based solely on the reports of the other auditors.

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

Sede legale e amministrativa: Milano 20149 Via Monte Rosa 91 Tel. 0277851 Fax 027785240 Cap Soc 3.754 400,00 Euro i.v., C.F. e
P. IVA e Reg. Imp. Milano 12979880155 Iscritta al n. 43 dell Albo Consob – Altri Uffici: Bari 70125 Viale della Repubblica 110
Tel. 0805429863 – Bologna 40122 Via delle Lame 111 Tel. 051526611 – Brescia 25124 Via Cefalonia 70 Tel. 0302219811 – Firenze
50129 Viale Milton 65 Tel. 0554627100 – Genova 16121 Piazza Dante 7 Tel. 01029041 - Napoli 80121 Piazza dei Martiri 30
Tel. 0817644441 – Padova 35137 Largo Europa 16 Tel. 0498762677 – Palermo 90141 Via Marchese Ugo 60 Tel. 091349737 – Parma
43100 Viale Tanara 20/A Tel. 0521242848 – Roma 00154 Largo Fochetti 29 Tel. 06570251 – Torino 10129 Corso Montevecchio 37
Tel. 011556771 – Trento 38100 Via Manzoni 16 Tel. 0461237004 – Treviso 31100 Viale Felissent 90 Tel. 0422696911 – Trieste 34125 Via
Cesare Battisti 18 Tel. 0403480781 – Udine 33100 Via Poscolle 43 Tel. 043225789 – Verona 37122 Corso Porta Nuova 125 Tel. 0458002561

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sanpaolo Imi SpA and its subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with the Italian law governing consolidated financial statements and accounting principles generally accepted in Italy.

For a more comprehensive understanding of the consolidated financial statements, we draw your attention to the following circumstances:

(a)
Cardine Banca SpA merged into Sanpaolo IMI SpA during the financial year 2002; the merger became effective, for accounting and tax purposes, starting from 1 January 2002;

(b)
The Group's net income for the financial year 2002 includes a credit of Euro 364 million due to the release of the reserve for general banking risk to the Statement of Income.

The accounting principles referred to above vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 29 to the consolidated financial statements.

Turin, June 27, 2005

PricewaterhouseCoopers SpA

/s/ Sergio Duca

Sergio Duca
(Partner)

F-2-A

[DELOITTE AND TOUCHE LETTERHEAD]	Deloitte & Touche S.p.A. Via Tortona, 25 20144 Milano Italia
Tel: +39 02 83322111 Fax: +39 02 83322112 www.deloitte.it

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
BANCA D'INTERMEDIAZIONE MOBILIARE IMI S.p.A.

1.
We have audited the balance sheet of Banca d'Intermediazione Mobiliare IMI S.p.A. (the "Bank"), a wholly owned subsidiary of Sanpaolo IMI S.p.A., as of December 31, 2004 and 2003 and the related statements of operations, changes in stockholders' equity and cash flows for each of the two years in the period ended December 31, 2004. Such financial statements were previously provided to you and are not enclosed herewith. These financial statements are the responsibility of the Bank's Directors. Our responsibility is to express an opinion on these financial statements based on our audits.

2.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. The Bank is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Banca d'Intermediazione Mobiliare IMI S.p.A. as of December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2004 in conformity with the Italian law governing financial statements and generally accepted accounting principles in Italy.

4.
The accounting principles generally accepted in Italy vary in certain significant respects from accounting principles generally accepted in the United States. Information relating to the nature and effect of such differences is presented in the Note "Significant Differences Between Italian and US Generally Accepted Accounting Principles" to the financial statements of Banca d'Intermediazione Mobiliare IMI S.p.A. (not enclosed herewith).

DELOITTE & TOUCHE S.p.A.

/s/ Deloitte & Touche S.p.A.
Milan, Italy,
March 14, 2005 (May 14, 2005 as to paragraph 4)

Ancona Bari Bergamo Bologna Brescia Cagliari Firenze Genova Milano Napoli Padova Parma Roma	Member of
Torino Treviso Verona Vicenza	Deloitte Touche Tohmatsu

Sede Legale: Via Tortona, 25 - 20144 Milano
Capitale Sociale: sottoscritto e versato Euro 10.327.590,00 - deliberato Euro 10.850.000,00
Partita IVA/Codice Fiscale/Registro delle Imprese Milano n. 03049560166 - R.E.A. Milano n. 1720239

F-2-B

[DELOITTE AND TOUCHE LETTERHEAD]	Deloitte & Touche S.p.A. Via della Moscova, 3 20121 Milano Italia
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

Sede legale: Palazzo Carducci — Via Olona, 2 — 20123 Milano
Capitale Sociale: versato Euro 6.720.406,00 — sottoscritto Euro 10.327.590,00 — deliberato Euro 10.850.000,00
Partita IVA/Codice Fiscale/Registro delle imprese Milano n. 03049560166 — R.E.A. Milano n. 1720239

F-2-C

[DELOITTE AND TOUCHE LETTERHEAD]	Deloitte & Touche S.p.A. Riviera di Chiaia, 180 80122 Napoli Italia
Tel: +39 081 2488111 Fax: +39 081 7614173/666688 www.deloitte.it

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Gest Line S.p.A.

1.
We have audited the balance sheet of GEST Line S.p.A. (the "Company"), a wholly owned subsidiary of Sanpaolo IMI S.p.A., as of December 31, 2004, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended. Such financial statements were previously provided to you and are not enclosed herewith. These financial statements are the responsibility of the Company's Directors. Our responsibility is to express an opinion on these financial statements based on our audit.

2.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GEST Line S.p.A. as of December 31, 2004 and the results of its operations and its cash flows for the year then ended in conformity with the Italian law governing financial statements and generally accepted accounting principles in Italy.

4.
The accounting principles generally accepted in Italy vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in the Note "Significant Differences Between Italian and US Generally Accepted Accounting Principles" to the financial statements of GEST Line S.p.A. (such financial statements were previously provided to you and are not enclosed herewith).

5.
For a better understanding of the financial statements, we draw your attention to the following aspects, which are more fully described in the Directors' Report on Operations and the Explanatory Notes:

Ancona Bari Bergamo Bologna Brescia Cagliari Firenze Genova Milano Napoli Padova Parma Roma	Member of
Torino Treviso Verona Vicenza	Deloitte Touche Tohmatsu

Sede Legale: Via Tortona, 25 - 20144 Milano
Capitale Sociale: sottoscritto e versato Euro 10.327.590,00 - deliberato Euro 10.850.000,00
Partita IVA/Codice Fiscale/Registro delle Imprese Milano n. 03049560166 - R.E.A. Milano n. 1720239

F-2-D

  •
  the Company has completed the reconciliation and adjustment of certain accounting discrepancies in a number of accounts used in its ordinary tax collection activities. The results of this process have led the Company to post extraordinary charges of 7,105 thousand euros and extraordinary income of 8,872 thousand euros in its financial statements. Moreover, as a result of existing guarantees pledged by the Sole Shareholder, the Company has posted further extraordinary income of 2,275 thousand euros in relation to the above adjustments, with a balancing entry under accounts receivable from the Parent Company;

  •
  the Company is involved in litigation with the Venice Court of Auditors regarding tax damages deriving from the indictment of a number of Tax Collectors and in relation to which the Company has received 7 convictions, immediately appealed before the Central Divisions of the Court of Auditors. In accordance with the opinions of external legal advisors regarding the presumable outcome of the litigation, the Directors believe the specific provisions made to be fair and prudential; and

  •
  pursuant to art. 2497-bis, section one of the Italian Civil Code, the Company has declared that it is subject to the management and coordination of Sanpaolo IMI S.p.A. and has, therefore, included highlights from this company's financial statements in its Explanatory Notes. Our opinion on the financial statements of GEST Line S.p.A. does not extend to such data.

DELOITTE & TOUCHE S.p.A.

/s/ Deloitte & Touche S.p.A.

Naples, Italy
March 24, 2005 (May 14, 2005 as to paragraph 4)

F-2-E

[DELOITTE AND TOUCHE LETTERHEAD]	Deloitte & Touche S.p.A. Riviera di Chiaia, 180 80122 Napoli Italia
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

F-2-F

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

/s/ Deloitte & Touche
Naples, Italy
April 7, 2004

F-2-G

[ERNST AND YOUNG LETTERHEAD]

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of
 Banca Fideuram S.p.A.

We have audited the balance sheet of Banca Fideuram S.p.A. as of December 31, 2004, and the related statement of income for the year then ended. Such financial statements were previously provided to you and are not enclosed herewith. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the financial statements of certain investments in subsidiaries, which statements respectively represent approximately 26% and approximately l% of total investments and total assets. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for such subsidiaries, is based solely on the reports of the other auditors.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of Banca Fideuram S.p.A. as of December 31, 2004, and the results of its operations for the year then ended in conformity with the Italian laws governing financial statements and generally accepted accounting principles in Italy.

Rome, Italy
April 5, 2005

Reconta Ernst & Young S.p.A.
/s/ Guido Celona
Guido Celona (Partner)

F-2-H

CONSOLIDATED BALANCE SHEET

ASSETS		12/31/04		12/31/03
		(€/mil)
10.	Cash and deposits with central banks and post offices		1,348		1,474
20.	Treasury bills and similar bills eligible for refinancing with central banks		2,553		3,923
30.	Due from banks:		23,777		22,278
	a) repayable on demand	3,560		7,291
	b) other deposits	20,217		14,987
40.	Loans to customers		121,907		124,599
	including:
	—loans using public funds	148		172
50.	Bonds and other debt securities		23,716		18,588
	a) public entities	13,222		10,366
	b) banks	5,978		5,536
	including:
	—own bonds	2,635		2,783
	c) financial institutions	3,789		2,116
	including:
	—own bonds	97		53
	d) other issuers	727		570
60.	Shares, quotas and other equities		3,021		2,747
70.	Investments		3,421		3,442
	a) carried at equity	597		645
	b) other	2,824		2,797
80.	Investments in Group companies		1,082		1,130
	a) carried at equity	1,082		1,130
90.	Goodwill arising on consolidation		712		883
100.	Goodwill arising on application of the equity method		57		76
110.	Intangible fixed assets		289		343
	including:
	—start-up costs	1		2
	—goodwill	6		7
120.	Tangible fixed assets		1,804		1,972
140.	Own shares		54		34
	(par value € 14 million)
150.	Other assets		23,597		17,986
160.	Accrued income and prepaid expenses		3,819		3,105
	a) accrued income	2,730		2,223
	b) prepaid expenses	1,089		882
	including:
	—discounts on bond issues	245		277

	Total assets		211,157		202,580

LIABILITIES AND SHAREHOLDERS' EQUITY		12/31/04		12/31/03
		(€/mil)
10.	Due to banks		28,198		28,534
	a) repayable on demand	2,262		3,875
	b) time deposits or with notice period	25,936		24,659
20.	Due to customers		88,488		79,993
	a) repayable on demand	66,282		63,074
	b) time deposits or with notice period	22,206		16,919
30.	Securities issued		46,564		51,553
	a) bonds	39,628		39,979
	b) certificates of deposit	2,930		7,149
	c) other	4,006		4,425
40.	Public funds administered		150		175
50.	Other liabilities		22,162		18,445
60.	Accrued expenses and deferred income		2,647		2,181
	a) accrued expenses	2,252		1,708
	b) deferred income	395		473
70.	Provision for employee termination indemnities		886		946
80.	Provisions for risks and charges		3,046		2,982
	a) pensions and similar commitments	198		304
	b) taxation	989		732
	c) other	1,859		1,946
90.	Reserve for probable loan losses		81		91
100.	Reserve for general banking risks		6		4
110.	Subordinated liabilities		6,955		6,414
130.	Negative goodwill arising on application of the equity method		430		213
140.	Minority interest		176		271
150.	Capital		5,218		5,144
160.	Additional paid-in capital		725		708
170.	Reserves		3,963		3,882
	a) legal reserve	1,044		1,029
	b) reserve for own shares	51		34
	d) other reserves	2,868		2,819
180.	Revaluation reserves		69		72
200.	Net income for the year		1,393		972

	Total liabilities and shareholders' equity		211,157		202,580

GUARANTEES AND COMMITMENTS		12/31/04		12/31/03
		(€/mil)
10.	Guarantees given:		17,299		19,912
	Including:
	—acceptances	187		145
	—other guarantees	17,112		19,767
20.	Commitments		29,815		25,839

CONSOLIDATED STATEMENT OF INCOME

		2004		2003		2002
		(€/mil)
10.	Interest income and similar revenues		7,195		7,443		8,693
	including from:
	—loans to customers	5,799		6,215		6,936
	—debt securities	926		727		995
20.	Interest expense and similar charges		(3,508)		(3,701)		(4,955)
	including on:
	—deposits from customers	(937)		(1,050)		(1,445)
	—securities issued	(1,649)		(1,761)		(2,203)
30.	Dividends and other revenues		152		309		565
	a) from shares, quotas and other equities	79		223		410
	b) from equity investments	73		86		155
40.	Commission income		3,998		3,722		3,467
50.	Commission expense		(761)		(685)		(671)
60.	Profits (losses) on financial transactions		235		198		(98)
70.	Other operating income		399		396		422
80.	Administrative costs		(4,565)		(4,610)		(4,648)
	a) personnel	(2,803)		(2,841)		(2,856)
	including:
	—wages and salaries	(2,033)		(2,046)		(2,061)
	—social security charges	(620)		(633)		(618)
	—termination indemnities	(120)		(132)		(140)
	—pensions and similar commitments	(30)		(30)		(37)
	b) other	(1,762)		(1,769)		(1,792)
90.	Adjustments to intangible and tangible fixed assets		(656)		(642)		(753)
100.	Provisions for risks and charges		(231)		(195)		(261)
110.	Other operating expenses		(76)		(68)		(50)
120.	Adjustments to loans and provisions for guarantees and commitments		(894)		(1,126)		(889)
130.	Writebacks of adjustments to loans and provisions for guarantees and commitments		386		417		320
140.	Provisions to the reserve for probable loan losses		(17)		(15)		(27)
150.	Adjustments to financial fixed assets		(106)		(158)		(569)
160.	Writebacks of adjustments to financial fixed assets		124		218		8
170.	Income (losses) from investments carried at equity method		278		197		137

180.	Income from operating activities		1,953		1,700		691

190.	Extraordinary income		323		548		575
200.	Extraordinary expenses		(175)		(580)		(248)

210.	Extraordinary items, net		148		(32)		327

230.	Change in reserve for general banking risks		(2)		9		364
240.	Income taxes		(658)		(657)		(450)
250.	Minority interests		(48)		(48)		(43)

260.	Net income for the year		1,393		972		889

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Capital Stock	Reserves	Retained Earnings	Total
	(€/mil)
Balance at December 31, 2001	3,932	3,341	1,203	8,476

Appropriation of net income after Minority Interest for 2001:
to reserves	—	430	(430)	—
dividends	—	—	(773)	(773)
Changes in the reserve for general banking risks	—	(364)	—	(364)
Merger with Cardine Banca
—increase of capital	1,212	—	—	1,212
—change in reserves	—	851	—	851
Portion of tax benefits from the Banco Napoli merger	—	250	—	250
Differences arising on the translation of foreign currency financial and other adjustments	—	(4)	—	(4)
Net income after Minority Interest	—	—	889	889

Balance at December 31, 2002	5,144	4,504	889	10,537

Appropriation of net income after Minority Interest for 2002:
to reserves	—	339	(339)	—
dividends	—	—	(550)	(550)
Changes in the reserve for general banking risks	—	(9)	—	(9)
Revaluation ex L. 342 11/21/00	—	54	—	54
Differences arising on the translation of foreign currency Financial and other adjustments	—	(9)	—	(9)
Net income after Minority Interest	—	—	972	972

Balance at December 31, 2003	5,144	4,879	972	10,995

Appropriation of net income after Minority Interest for 2003:
to reserves	—	257	(257)	—
dividends	—	—	(715)	(715)
Changes in the reserve for general banking risks	—	2	—	2
Spin off of the share held by Fideuram Vita in SANPAOLO IMI	74	43	—	117
Differences arising on the translation of foreign currency Financial and other adjustments	—	12	—	12
Net income after Minority Interest	—	—	1,393	1,393

Balance at December 31, 2004	5,218	5,193	1,393	11,804

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)   FORM AND CONTENT OF CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

        The Bank's consolidated financial statements for 2004, 2003 and 2002 have been prepared pursuant to Decree 87 of January 27, 1992, which implemented EEC Directive 86/635. They also take into account the requirements contained in the Bank of Italy instructions dated July 30, 1992 and subsequent amendments. For all matters not governed by special regulations, reference has been made to the Italian Civil Code and to national accounting standards.

        The consolidated financial statements comprise the consolidated balance sheet, the consolidated statement of income and these explanatory notes.

        These consolidated explanatory notes are presented with comparative figures taken from the financial statements as of December 31, 2003 and 2002 and provide all the information required by law, including any supplementary information considered necessary to give a true and fair view of the Group's financial position. The tables provided for by law and the details required by the Bank of Italy are numbered in accordance with Bank of Italy instructions or based on the date of the relevant Instructions.

        In compliance with current rules, the financial statements have been prepared in millions of Euro, except for per share information and as indicated.

        The following schedules are attached to the consolidated financial statements:

  •
  Statement of changes in consolidated shareholders' equity;

  •
  Statement of consolidated cash flow;

  •
  Reconciliation between the profit and net equity of the Parent Bank and that of the Group;

  •
  List of equity investments that exceed 10% in unlisted companies and limited liability companies (as per CONSOB resolution no. 11715 of November 24, 1998).

(2)   SCOPE OF CONSOLIDATION

        The scope of line by line consolidation reflects membership of the SANPAOLO IMI Banking Group as recorded in the appropriate register in compliance with Art. 64 of Legislative Decree no. 385 dated September 1, 1993, with the exception of certain minor subsidiaries whose balance sheets and results of operations are not significant to the consolidated financial statements, or which have been put into liquidation or listed for disposal. In addition to SANPAOLO IMI S.p.A. (the Parent Bank), the Banking Group comprises those directly and indirectly controlled subsidiaries which carry out banking, finance or other activities which complement those of the Parent Bank.

        The scope of line by line consolidation excludes Società per la gestione di attività S.p.A. (Sga), the shares of which have been transferred to the Treasury Ministry as a pledge with voting right, as part of the special procedures described in Note 17 "Other liabilities". Furthermore, those companies carried at equity and for which disposal has been formally arranged are excluded.

        Joint control equity investments have been consolidated using the proportional method.

        Investments in subsidiaries whose activities differ from banking, financing or other activities which complement those of the Parent Bank and those that are excluded from the scope of consolidation for the aforementioned reasons, as well as shareholdings in companies subject to significant influence where the Group controls at least 20% of the voting rights in the ordinary meeting (i.e. associated companies), are carried at equity.

        The line by line and proportional consolidation area of the SANPAOLO IMI Group as of December 31, 2004, showed no significant changes compared with December 31, 2003, apart from the proportional consolidation of Allfunds Bank S.A., following the purchase in February 2004 of 50% of the company by the SANPAOLO IMI Group. Attention is also brought to the exclusion of Finconsumo Banca S.p.A. from the area of consolidation according to the equity method, following the disposal of the residual 30% share during the first quarter of 2004 and of Sanpaolo Bank (Austria) A.G., following its disposal in October 2004.

        The main changes in the line-by-line and proportional consolidation area compared with December 31, 2002 were as follows:

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

        Companies consolidated on a line-by-line or proportional basis and investments carried at equity are listed in Note 11.

(3)   METHODS AND EFFECTS OF THE CONSOLIDATION OF THE FORMER CARDINE GROUP COMPANIES IN 2002

        For the first time inclusion in the consolidated financial statements of the former Cardine Group companies, following the merger by incorporation of the Parent Bank Cardine Banca S.p.A. into SANPAOLO IMI S.p.A., it has been taken into account the shareholders' equity of the newly-consolidated companies and to the related book values as of January 1, 2002, this being the reference date of the transaction, for accounting and tax purposes. For the purposes of alignment to the accounting principles of the SANPAOLO IMI Group, the reference net shareholders' equities have been appropriately adjusted in order to reflect the discounting of doubtful loans of the former Cardine

Group (€ 63 million net of the related tax effect), as well as the losses on investment securities (€ 23 million net of the related tax effect).

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

(4)   CONSOLIDATION PRINCIPLES

        The main consolidation principles adopted are as follows:

        The book value of equity investments in consolidated companies, held by the Parent Bank or by other Group companies, is offset against the corresponding portion of the Group's share of the company's shareholders' equity—adjusted where necessary to bring the company into line with Group accounting principles—including their assets and liabilities on a line-by-line basis in accordance with the "full consolidation method". The off setting of book value against shareholders' equity is carried out on the basis of values current at the time the investment was consolidated for the first time, or at the time the controlling interest was acquired. Where appropriate, any differences are allocated to the assets and liabilities of the consolidated companies concerned, or, for the quota attributable to the Group, on the basis of the application of the equity ratios to "goodwill or negative goodwill", depending on whether the value of the investment is higher or lower than the related portion of shareholders' equity.

        More specifically, the shareholders' equity of Group companies used in calculating consolidation differences has been determined as follows:

  •
  from investments held in portfolio as of December 31, 1994, this being the date of the Parent Bank's first consolidated financial statements, with reference to their financial position as of December 31, 1993;

  •
  from investments purchased after December 31, 1994, with reference to their financial position as of the date of purchase or, where this is not available, with reference to the financial position reported in the official financial statements prepared closest to that date;

  •
  from investments formerly belonging to the IMI Group, with reference to their financial position as of January 1, 1998 (accounting date for the merger of Sanpaolo and IMI);

  •
  from investments formerly belonging to the Cardine Group, with reference to their financial position as of January 1, 2002 (accounting date for the merger between SANPAOLO IMI and Cardine Banca).

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

        "Positive goodwill" arising on the application of line-by-line consolidation, proportional consolidation or the equity method is deducted from the total "negative goodwill" already existing, or which arose during the same year, and up to the total amount. Investments acquired to be re-sold as part of the merchant banking activity are not offset in this way. Positive goodwill which is not offset against negative goodwill is amortized over a period corresponding to the use of the investment (see Note 16).

        Receivables, payables, off-balance sheet transactions, and costs and revenues, as well as any gains and losses relating to significant transactions between consolidated Group companies, are eliminated. By way of exception, given the provisions of art. 34, Decree. 87/92, costs and revenues arising from trading in financial instruments and currency within the Group are not eliminated if such transactions were carried out under normal market conditions.

        Financial statements denominated in currencies not included in the euro-zone are converted into euro at year-end exchange rates. Differences arising on the conversion of shareholders' equity captions using these closing exchange rates are allocated to consolidated reserves, unless they are offset by specific hedging transactions.

(5)   FINANCIAL STATEMENTS USED FOR CONSOLIDATION

        The financial statements used for the line-by-line consolidation process are those prepared as of December 31, 2004, 2003 and 2002, as approved by subsidiaries' Board of Directors. They have been adjusted, where necessary, for consistency with Group accounting policies. The financial statements of subsidiaries operating in the financial leasing sector and included in consolidation, have been prepared using the financial lease method, which is essentially consistent with Group accounting policies.

        Investments with significant influence have been valued according to the equity method, made on the basis of the latest definitive or draft financial statements available.

(6)   AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTS

        The consolidated financial statements and those of the Parent Bank, have been subjected to an audit by PricewaterhouseCoopers S.p.A., in accordance with the shareholders' resolution dated April 28, 2000, which appointed the firm as auditors for the 2001/2003 three-year period and with the shareholders' resolution dated April 29, 2004, which appointed the firm as auditors for the 2004/2006 three-year period.

(7)   DESCRIPTION OF ACCOUNTING POLICIES

        The accounting policies used in the preparation of the consolidated financial statements for 2004, 2003 and 2002 are consistent.

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

        Loans valued on a case-by-case basis comprise:

  •
  non-performing loans: loans to borrowers, in a state of insolvency or similar;

  •
  problem loans: loans to borrowers suffering temporary difficulties which are likely to be overcome in an acceptable period of time;

  •
  restructured loans: loans for which a syndicate of banks (or a single bank) reschedules the repayment of principal or re-negotiates the applicable terms at lower-than-market rates;

  •
  loans being restructured: loans for which the borrower has applied for consolidation to a variety of banks within the past 12 months.

        On the other hand:

  •
  loans exposed to "country risk": loans not guaranteed to borrowers resident in countries with debtservicing difficulties; these are normally adjusted applying, from country to country, writedown percentages that are not lower than those specified by the Banking association. Exceptions are made for certain positions, which are valued taking into account the level of risk covered by underlying guarantees. These loans do not include specific positions which, on the basis of an objective state of insolvency, are classified in the previous risk categories;

  •
  performing loans: loans to borrowers who are not currently presenting specific insolvency risks are valued on a general basis. Loans acquired from third parties for investing purposes, or rather with the intent of holding them in portfolio up to their expiry in order to maximize the return on such investments, are classified at purchase cost; any difference between the price paid for the investment and the nominal or reimbursement value is reflected in the statement of income to adjust the interest relating to the loans acquired, according to the residual duration of the loans and on the basis of the accruals principle. General adjustments to other performing loans are calculated by the individual subsidiaries on the basis of historical/statistical methods used to determine the impairment of loans judged to be effectively incurred, but the amount of which is not known at the moment of evaluation.

        The historical/statistical method used by the Parent Bank and by the other bank networks of the Group encompasses the following stages:

  1.
  at the end of the period an estimate is made of the performing loans which, based on the movements over the last five years, are expected to become doubtful loans during the next year;

  2.
  the potential losses likely to be incurred on the aggregate of point 1 above, are calculated assuming that the loss percentage on performing loans transferred to doubtful loans is in line with the average loss observed over the last five years;

  3.
  in order to back-test the effectiveness and accuracy of the method, the results of the historical statistical method are compared with the ratings used to monitor and control credit risks on the basis of risk management methods.

        The losses, resulting from a calculation and a reasoned comparison of the risk management models, are the reference parameter used to calculate the "general provision" destined to cover the default risk on performing loans. This calculation is aligned to what is assumed to be an adequate value, determined also considering specific qualitative factors belonging to the portfolio and valuations of the expected economic performance.

        Loans are classified as being non-performing, problem, restructured or exposed to country risk by reference to current relevant Bank of Italy regulations, integrated by internal instructions which establish more restrictive criteria and rules for the transfer of loans within the various risk categories.

        The operating structures classify doubtful loans under the coordination of the central departments responsible for the supervision of credit control. After review by the latter, the resulting net carrying amounts are formally approved by the regulating committees and other steering groups within the organization.

        Default interest accrued during the year is eliminated from the statement of income since, for the sake of prudence, collection is considered wholly unlikely.

        Writedowns, both specific and general, are made by an adjustment to reduce the value of the asset recorded in the balance sheet on the basis of the aforementioned criteria. The original values may be reinstated by means of writebacks, when the reasons for such writedowns cease to apply.

        Discounting adjustments have been calculated to reflect the difference between:

  •
  the net carrying amount;

  •
  and the net present value of future financial flows (principal and interest).

        The net present value of future financial flows is determined on the basis of expected cash receipts, the timing of such receipts and the applicable discounting rate.

        The timing and extent of expected cash receipts are determined on the detailed calculations provided by the departments responsible for loan evaluation. Where these are not available, estimates and general statistics deriving from internal historical data and studies of the relevant business sectors are used.

        With regard to the discounting rate, as of December 31, 2004, the Parent Bank used the average reference rate of 4.5%, determined as the appropriate approximate average performance at the date of inception of the doubtful loan portfolio and calculated on the basis of the contractual rates actually applied by the Parent Bank on medium/long-term loans (fixed and floating rate) and on short-term loans (floating rate). As it is necessary to simplify data processing and reduce its costs, it is deemed that this average rate is sufficiently close to the result which would have been obtained had current contractual rates been applied to transactions now classified as doubtful loans. Subsidiaries have used a similar approach using, in the case of foreign companies, reference rates appropriate to the markets concerned.

        The posting of value adjustments due to discounting results in writebacks to discounted loans: the passage of time, and the approach of the expected collection deadlines, implies an automatic reduction in the underlying financial charges previously deducted from the value of the loans.

        Loans for which the Group acquired protection against the risk of non-performance as part of credit derivative contracts ("protection buyer") continue to be booked in the financial statements among loans secured by personal guarantees.

Loans deriving from financing and deposit contracts

        Loans deriving from financing and deposit contracts are recorded at the amount disbursed. Loans backed by discounted notes, provided by customers within the scope of lending activities, are stated at their nominal value. The difference between nominal value and the amount disbursed is deferred and amortized over the remaining life of the notes.

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

Finance leases

        Lease transactions are stated using the lease accounting methodology, which discloses the economic substance of lease contracts and transactions. This approach, which recognizes the financial nature of lease transactions, treats the excess of total lease payments over the cost of the related asset as interest income. Such income is credited to the statement of income according to the residual outstanding principal and the pre-determined rate of return, also taking into consideration the end-of-lease purchase value of the asset. Accordingly, the balance of loans under finance leases reported in the consolidated financial statements essentially represents the outstanding principal on loans to customers and installments due but not yet collected.

        The residual value of underlying assets is recorded at cost less permanent impairments.

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

Credit derivatives

        Hedging sales—Credit derivatives which involve hedging sales are recorded in caption 20 "commitments" according to their notional value. If payment of a fixed amount is expected, the final sum established by the contract is recorded.

        Hedging purchases—Credit derivatives which involve hedging purchases are booked to the underlying asset among loans secured by personal guarantees.

        Credit derivatives are classified as belonging to the dealing portfolio ("trading book") when the bank is holding them for trading. Credit derivatives not included in the trading book are classified to the banking book.

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

        The premium on contracts belonging to banking book is recorded as commission income or expense according to whether the amount is collected or paid (respectively captions 40 and 50 of the statement of income).

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

        Securities held for dealing purposes include securities issued by Group companies which were purchased on the market and held for negotiation purposes.

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

Equity investments

        Equity investments which are neither consolidated on a line-by-line basis nor valued under equity method, are stated at cost, increased to reflect past revaluations at the time the company was transformed and the effect of mergers, determined on a LIFO basis. Cost is written down to reflect any permanent losses in value, taking into account any reductions in the equity value of the companies concerned and the trend in exchange rates for those investments held at historical rates. The original value of equity investments is reinstated if the reasons for any writedowns cease to apply.

        Equity investments may also be written down in consideration of the market trend, in accordance with the first subsection of art. 18 of Decree 87/92.

        With reference to investments held in Isveimer and in Sga, any charges which the Parent Bank may be called on to bear to cover losses incurred by companies will be covered through measures taken in accordance with Law 588/96, accomplished with the procedures provided by the Ministerial Decree of September 27, 1974, as revealed in Note 17.

        Dividends from investments that are not subject to line by line consolidation or valued at equity method are recorded when the tax credit becomes collectible, usually in the year in which dividends are declared and collected.

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

  •
  costs incurred for the purchase of software or for its development, using external resources, are generally amortized on a straight-line basis over three years, taking into account the expected residual period of utilization.

Other assets

Own shares

        Own shares are valued according to the purposes for which they are held. In particular, they are valued at cost, determined using the "daily weighed average cost" method, if they are classed as long-term investments. For this purpose own shares, used to complete strategic deals which require their availability, are considered as long-term investments (e.g. share exchanges as part of the acquisition of equity investments, co-operation agreements and other corporate finance deals).

        On the other hand, own shares are stated at year-end (closing date) market value if they are held in a dealing portfolio, since they are available for sale or destined for share incentive or stock option plans.

Stock option plans

        Stock incentive plans approved by the Parent Bank, which do not entail the assignment of own shares, consist in the assignment of rights to underwrite increases in share capital against payment. Considering that neither Italian regulations nor Italian accounting policies provide specific instructions to such effect, these plans are accounted for by carrying the capital increase and paid-in capital, on the exercised date.

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

Provisions for employee termination indemnities

        The provisions for employee termination indemnities represent the liability matured for each employee at period-end, accrued in accordance with current legislation and payroll agreements.

Provisions for risks and charges

        Provisions for risks and charges cover known or probable liabilities for which the timing and/or exact amount of payment are uncertain at the time the financial statements are prepared, but for which the amount can be reasonably estimated.

Pensions and similar commitments

        The pension fund, qualifiable as an "internal" pension fund, is set up by some bank networks of the Group (Cassa di Risparmio di Venezia, Friulcassa, and Banca Popolare dell'Adriatico) to cover charges linked to supplementary pension funds payable to former employees entitled to such treatment. Following the agreement reached with the Trade Unions in 2004, the pension fund set up by the Cassa di Risparmio in Bologna as of December 31, 2003 was written off as an effect of the transfer of the management of the supplementary pension fund to external pension funds. The potential liability arising in this connection is assessed at year-end on the basis of independent actuarial appraisals, in order to determine the provisions to technical reserves needed to cover future pensions. A similar fund has been set up by Cassa dei Risparmi di Forlì (a proportionally consolidated company)

Provisions for taxation

        The provisions for taxation cover deferred taxes and income taxes on business activities, including those charged on units operating abroad. The provision also takes into consideration current and potential disputes with the tax authorities.

        Income taxes are estimated prudently on the basis of the tax charges for the year, determined in relation to current tax legislation.

        Deferred taxation, determined according to the so called "balance sheet liability method", reflects the tax effect of temporary differences between the book value of assets and liabilities and their value for tax purposes, which will lead to taxable and deductible amounts in future. To this end, taxable temporary differences are defined as those which will give rise to taxable income in future years (deferred capital gains, for example); while deductible temporary differences are defined as those which will give rise to deductible amounts in future years (such as provisions and costs that can be deducted for tax purposes over a period of years, e.g. general loan writedowns in excess of the fiscally deductible amount and accruals to provisions for risks and charges).

        Deferred tax liabilities are calculated by applying to each consolidated company the enacted tax rate on taxable temporary differences likely to generate a tax burden and on deductible temporary differences if the recoverability is reasonably certain.

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

        The provision for other risks and charges covers estimated incurred losses arising from legal disputes, including repayments claimed by the receivers of bankrupt customers. It also covers probable charges in connection with guarantees given on the sale of equity investments, the Group's commitment to support the Interbank Deposit Guarantee Fund, the renegotiation of subsidized home mortgage loans (Law 133/99 and that dictated by Budget Law 2001) and unsubsidized fixed rate mortgages (Law Decree 394 dated December 29, 2000, converted to Law 24 dated February 28, 2001); probable charges connected to customer complaints in respect of dealing activities in securities and other connected charges and contingent liabilities.

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

  •
  provisions made to cover discretional employee bonuses, commitments for staff leaving incentives offered during the year and in prior years and other contingent liabilities.

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

        The values determined by the contract valuation process (hedging and non-hedging) are adjusted on a case-by-case or a general basis, where appropriate, in order to reflect the credit risk (counterparty and/or country risk) inherent in the contracts.

Hedging contracts

        These are entered into with the aim of protecting the value of individual assets or liabilities, as well as any groups of assets or liabilities or off-balance sheet items, from the risk of market fluctuations. In the case of groups of assets or liabilities (or off-balance sheet items), the hedging objective is achieved via the use by the Group of asset and liability management techniques. A transaction is considered to be a hedge in the presence of the following documented conditions:

  a)
  intent to enter into a hedge;

  b)
  strict correlation between the terms and conditions of the assets or liabilities hedged and those inherent in the hedging contract.

        If just one of the conditions above ceases to apply, then the contract is re-qualified as "non-hedging".

        Hedging derivatives are valued on a basis consistent with the assets and liabilities being hedged. The related procedures for presentation in the financial statements are summarized below:

        Balance sheet:    interest margins accrued on contracts hedging the risk of interest arising from interest earning/bearing assets and liabilities are classified among "Accrued income" and/or "Accrued expenses". The amount paid or collected up-front at the moment of stipulating derivative contracts under terms different to market, as well as interest margins maturing in future years on Forward Rate

Agreements ("FRA") hedging the risk of interest arising from interest-earning / bearing assets and liabilities are classified among "Prepaid expenses" and/or "Deferred income". The market value (net of any accruals) of contracts hedging the risk of price fluctuations in dealing transactions, as well as the effect of valuing contracts hedging the exchange risk on lending and funding activities (principal portion) using year-end spot exchange rates, are classified among "Other assets" and/or "Other liabilities". Contracts hedging investment securities, or total loans and deposits, are valued at cost.

        Statement of income:    where derivative contracts are intended to hedge the risk of fluctuations in the interest rates on interest-earning / bearing assets and liabilities, the interest margins accrued and the amount paid or collected up-front at the moment of stipulating derivative contracts under terms different to market, will form part of net interest income on an accruals basis. If the derivative contract hedges the risk of market price or exchange fluctuations (principal portion), then the revenues or costs generated (with the exception of the differentials earned) are treated as "Profits (losses) on financial transactions". More specifically, interest margins and earnings on derivative contracts hedging dealing securities are treated as interest, if they relate to multiple-flow contracts (e.g. IRS—Interest Rate Swap) or to single-flow contracts where the duration of the underlying asset is less than one year (e.g. FRA—Forward Rate Agreement); but as profits (losses) on financial transactions, if they relate to single-flow contracts where the duration of the underlying asset is more than one year (e.g. futures and options).

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

(8)   ADJUSTMENTS AND PROVISIONS RECORDED FOR FISCAL PURPOSES

        Art. 7, subsection 1, b) and c) of Decree 2/6/2004 no. 37, has annulled Articles 15, subsection 3 and 39, subsection 2 of Decree 87/92, which allowed banks to "make value adjustments and accruals solely for fiscal purposes".

        Following this change in regulation, it is compulsory for the statement of income of the Parent Bank and its subsidiaries, as of December 31, 2004, to disclose the adjustments and provisions made solely for fiscal purposes in prior years. This release has been recorded to extraordinary income.

        When preparing the consolidated financial statements, these adjustments and provisions were already subject to reversals in previous years, consequently increasing the net result of the Group. Therefore, the extraordinary income recorded by the Parent Bank and its subsidiaries, in accordance with the new regulation, has been eliminated from the consolidated statement of income to cover the reinstatement of the consolidated equity reserves (see Attachments "Reconciliation between the Bank's financial statements and the consolidated financial statements").

(9)   LOANS

        The Group's loan portfolio is analyzed below by type of counterparty:

	12/31/04	12/31/03
	(€/mil)
Due from banks (caption 30)	23,777	22,278
Loans to customers (caption 40) (*)	121,907	124,599

Total	145,684	146,877

(*)
The amount includes € 841 million (€ 1,042 million as of December 31, 2003) of loans to Società per la Gestione di Attività S.p.A. (Sga) (see Information contained in Note 17 "Other liabilities"), of which € 814 million (€ 1,013 million as of December 31, 2003) disbursed under Law 588/96.

Due from banks (caption 30)

        Amounts due from banks include:

Detail of caption 30 "Due to banks" (Table 1.1 B.I.)	12/31/04	12/31/03
	(€/mil)
(a) Deposits with central banks	472	514
(b) Bills eligible for refinancing with central banks	—	—
(c) Finance leases	—	—
(d) Repurchase agreements	12,383	10,050
(e) Securities loaned	193	71

        Deposits with central banks as of December 31, 2004 include the compulsory reserve of € 374 million with the Bank of Italy and other foreign central banks (€ 422 million as of December 31, 2003).

Loans to customers (caption 40)

        Loans to customers, which are analyzed by technical form in the Report on Group Operations, include:

Detail of caption 40 "Loans to customers" (Table 1.2 B.I.)	12/31/04	12/31/03
	(€/mil)
(a) Bills eligible for refinancing with central banks	1	1
(b) Finance leases	3,657	4,593
(c) Repurchase agreements	2,306	1,669
(d) Securities loaned	502	25

        The decrease in the caption "finance leases" refers to the disposal of receivables deriving from leasing contracts in respect of a securitization transaction carried out by Sanpaolo Leasint S.p.A. (Note 19 "Concentration and distribution of assets and liabilities").

        Secured loans to customers, excluding those granted directly to Governments or other public entities, are detailed in the table below:

Secured loans to customers (Table 1.3 B.I.)	12/31/04	12/31/03
	(€/mil)
(a) Mortgages	34,347	33,152
(b) Pledged assets:
1. cash deposits	347	626
2. securities(*)	4,778	4,017
3. other instruments	413	270
(c) Guarantees given by:
1. Governments(**)	4,382	5,500
2. other public entities	592	565
3. banks	623	969
4. other operators	18,902	17,106

Total	64,384	62,205

(*)
Includes repurchase and similar agreements guaranteed by underlying securities totaling € 2,808 million compared with € 1,694 million as of December 31, 2003.

(**)
Including € 814 million (€ 1,013 million as of December 31, 2003) of loans to Società per la gestione delle attività S.p.A. (Sga).

        Loans to customers guaranteed by banks and other operators include € 83 million of positions (€ 99 million as of December 31, 2003) for which the Parent Bank purchased buyer protection against the risk of non-performance, by means of derivative contracts.

        Secured loans to customers and those granted directly to Governments or other public entities represent 63.9% of total loans to customers (61.0% as of December 31, 2003).

Degree of risk in loan portfolio

        The principal and interest elements of loans are stated at their net carrying amount by applying the policies described in detail in Note 7. The related writedowns are made by reducing the asset value of the loans concerned in the balance sheet.

        The net carrying amount of doubtful loans takes into account not only the likelihood of recovery, but also the total or partial lack of income generation and the delay in repayment. Total adjustments for discounting purposes as of December 31, 2004 amount to € 212 million (€ 221 million as of December 31, 2003).

Analysis of loans to customers

        Loans to customers for the years ended December 31, 2004 and 2003 are detailed in the tables below:

(Bank of Italy instructions dated 12/17/98) As of December 31, 2004	Gross exposure	Total adjustments	Net Exposure
	(€/mil)
A. Doubtful loans	6,625	4,078	2,547
A.1 Non-performing loans	4,619	3,458	1,161
A.2 Problem loans	1,646	526	1,120
A.3 Loans currently being restructured	131	39	92
A.4 Restructured loans	193	44	149
A.5 Unsecured loans exposed to country risk	36	11	25
B. Performing loans	120,453	1,093	119,360

Total loans to customers	127,078	5,171	121,907

        Non-performing loans include unsecured loans to residents in nations exposed to risk, for a gross exposure of € 2 million, written-down in full.

(Bank of Italy instructions dated 12/17/98) As of December 31, 2003	Gross exposure	Total adjustments	Net Exposure
	(€/mil)
A. Doubtful loans	6,433	3,892	2,541
A.1 Non-performing loans	4,364	3,193	1,171
A.2 Problem loans	1,821	645	1,176
A.3 Loans currently being restructured	24	3	21
A.4 Restructured loans	193	42	151
A.5 Unsecured loans exposed to country risk	31	9	22
B. Performing loans	123,069	1,011	122,058

Total loans to customers	129,502	4,903	124,599

        As of December 31, 2003, non-performing and problem loans include unsecured loans to residents of nations exposed to risk for a gross exposure of € 4 million and € 13 million, respectively, and which have been written down by € 4 million and € 9 million, respectively.

Analysis of loans to banks

        Loans to banks for the years ended December 31, 2004 and 2003 are detailed below:

(Bank of Italy instructions dated 12/17/98) As of December 31, 2004	Gross exposure	Total adjustments	Net Exposure
	(€/mil)
A. Doubtful loans	29	10	19
A.1 Non-performing loans	2	2	—
A.2 Problem loans	1	1	—
A.3 Loans currently being restructured	—	—	—
A.4 Restructured loans	—	—	—
A.5 Unsecured loans exposed to country risk	26	7	19
B. Performing loans	23,773	15	23,758

Total loans to banks	23,802	25	23,777

        Non-performing and problem loans do not include any loans of a significant amount granted to residents of nations exposed to risk.

(Bank of Italy instructions dated 12/17/98) As of December 31, 2003	Gross exposure	Total adjustments	Net Exposure
	(€/mil)
A. Doubtful loans	46	16	30
A.1 Non-performing loans	6	6	—
A.2 Problem loans	1	1	—
A.3 Loans currently being restructured	—	—	—
A.4 Restructured loans	—	—	—
A.5 Unsecured loans exposed to country risk	39	9	30
B. Performing loans	22,259	11	22,248

Total loans to banks	22,305	27	22,278

        As of December 31, 2003, non-performing loans include unsecured loans to residents of nations exposed to country risk, held in portfolio by the Parent Bank, for a gross exposure of € 4 million, written down in full.

Non-performing loans (Table 1.4.B.I.)	12/31/04	12/31/03
	(€/mil)
Non-performing loans (net amount, including default interest)	1,161	1,171

Movements in doubtful loans to customers

        Movements in gross doubtful loans to customers during 2004 were as follows:

(Bank of Italy instructions dated 12/17/98) Description/Categories	Non-performing loans	Problem loans	Loans being restructured	Restructured loans	Unsecured loans exposed to country risk
	(€/mil)
A Gross value as of January 1, 2004	4,364	1,821	24	193	31
A.1 including: for default interest	789	93	1	1	—

B Increases	1,098	1,676	324	254	8
B.1 inflows from performing loans	183	1,249	124	35	—
B.2 default interest	124	29	1	1	—
B.3 transfers from other categories of doubtful loans	622	153	175	156	—
B.4 other increases	169	245	24	62	8

C Decreases	843	1,851	217	254	3
C.1 outflows to performing loans	12	148	—	39	—
C.2 write-offs	311	162	—	1	—
C.3 collections	414	711	25	96	2
C.4 disposals	16	10	—	—	—
C.5 transfers to other categories of doubtful loans	61	787	178	80	—
C.6 other decreases	29	33	14	38	1

D Gross value as of December 31, 2004	4,619	1,646	131	193	36
D.1 including: for default interest	844	78	1	—	—

        Other decreases include receivables deriving from the sale of loans completed by subsidiaries for a total sale price of € 26 million, of which € 16 million refer to non-performing loans and € 10 million to problem loans. These receivables are carried in the financial statements for a total gross value of € 112 million (of which € 53 million for non-performing loans, € 59 million for problem loans) and for a total net value of € 48 million (of which € 20 million for non-performing loans and € 28 million for problem loans). Furthermore, these subsidiaries have disposed of performing loans totaling € 28 million (carried in the financial statements for a net value equal to the total gross value). In addition to this is the previously mentioned disposal of receivables in respect of the securitization transaction carried out by Sanpaolo Leasint (see Note 19 "Concentration and distribution of assets and liabilities").

        Movements in gross doubtful loans to customers during 2003 were as follows:

(Bank of Italy instructions dated 12/17/98) Description/Categories	Non-performing loans	Problem loans	Loans being restructured	Restructured loans	Unsecured loans exposed to country risk
	(€/mil)
A Gross value as of January 1, 2003	4,294	1,767	35	268	83
A.1 including: for default interest	641	88	—	—	—

B Increases	1,334	1,778	37	69	—
B.1 inflows from performing loans	464	1,387	—	17
B.2 default interest	109	36	1	—	—
B.3 transfers from other categories of doubtful loans	554	97	28	37	—
B.4 other increases	207	258	8	15	—

C Decreases	1,264	1,724	48	144	52
C.1 outflows to performing loans	23	323	—	38	27
C.2 write-offs	302	137	—	5	2
C.3 collections	462	674	11	34	21
C.4 disposals	81	1	—	1	—
C.5 transfers to other categories of doubtful loans	64	558	29	65	—
C.6 other decreases	332	31	8	1	2

D Gross value as of December 31, 2003	4,364	1,821	24	193	31
D.1 including: for default interest	789	93	1	1	—

        During 2003, "Other increases" include the balance of € 43 million (composed of € 26 million for non-performing loans and € 17 million for problem loans) relating to Cassa dei Risparmi di Forlì and to Inter-Europa Bank, which were included in the consolidation area during the year.

        "Other decreases" include the balance of € 245 million (composed of € 244 million for non-performing loans and € 1 million for loans exposed to country risk) relating to the deconsolidation of Banque Sanpaolo and its subsidiaries Sanpaolo Bail and Sanpaolo Mur, as well as Finconsumo Banca and its subsidiary FC Factor, which were not included in the consolidation area during the year.

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

Movements in gross doubtful amounts due from banks

        Movements in gross doubtful amounts due from banks during 2004 were as follows:

(Bank of Italy instructions dated 12/17/98) Description/Categories	Non-performing loans	Problem loans	Loans being restructured	Restructured loans	Unsecured loans exposed to country risk
	(€/mil)
A Gross value as of January 1, 2004	6	1	—	—	39
A.1 including: for default interest	—	—	—	—	1

B Increases	1	—	—	—	1
B.1 inflows from performing loans	—	—	—	—	—
B.2 default interest	—	—	—	—	—
B.3 transfers from other categories of doubtful loans	—	—	—	—	—
B.4 other increases	1	—	—	—	1

C Decreases	5	—	—	—	14
C.1 outflows to performing loans	—	—	—	—	—
C.2 write-offs	4	—	—	—	2
C.3 collections	1	—	—	—	12
C.4 disposals	—	—	—	—	—
C.5 transfers to other categories of doubtful loans	—	—	—	—	—
C.6 other decreases	—	—	—	—	—

D Gross value as of December 31, 2004	2	1	—	—	26
D.1 including: for default interest	—	—	—	—	—

        Movements in gross doubtful amounts due from banks during 2003 were as follows:

Bank of Italy instructions dated 12/17/98 Description/Categories	Non- performing loans	Problem loans	Loans being restructured	Restructured loans	Unsecured loans exposed to country risk
	(€/mil)
A Gross value as of January 1, 2003	11	—	—	—	66
A.1 including: for default interest	1	—	—	—	—

B Increases	1	2	—	—	2
B.1 inflows from performing loans	—	—	—	—	—
B.2 default interest	—	—	—	—	—
B.3 transfers from other categories of doubtful loans	—	1	—	—	2
B.4 other increases	1	1	—	—	—

C Decreases	6	1	—	—	29
C.1 outflows to performing loans	—	—	—	—	—
C.2 write-offs	—	—	—	—	—
C.3 collections	1	—	—	—	26
C.4 disposals	—	—	—	—	—
C.5 transfers to other categories of doubtful loans	3	—	—	—	—
C.6 other decreases	2	1	—	—	3

D Gross value as of December 31, 2003	6	1	—	—	39
D.1 including: for default interest	—	—	—	—	1

        During 2003, "Other decreases" in loans exposed to country risk include € 2 million relating to the deconsolidation of Banque Sanpaolo and its subsidiaries Sanpaolo Bail and Sanpaolo Mur, which were not included in the consolidation area during the year.

Movements in adjustments made to loans granted to customers

        Movements during 2004 in adjustments made to loans granted to customers were as follows:

(Bank of Italy instructions dated 12/17/98) Description/Categories	Non- performing loans	Problem loans	Loans being restructured	Restructured loans	Unsecured loans exposed to country risk	Performing loans
	(€/mil)
A Total adjustments as of January 1, 2004	3,193	645	3	42	9	1,011
A.1 including: for default interest	789	93	1	1	—	19

B Increases	795	377	71	49	6	212
B.1 adjustments	523	241	43	20	3	203
B.1.1 including: for default interest	124	29	1	1	—	14
B.2 use of reserves for probable loan losses	20	3	—	—	—	—
B.3 transfers from other categories of doubtful loans	201	117	23	17	—	9
B.4 other increases	51	16	5	12	3	—

C Decreases	530	496	35	47	4	130
C.1 writeback from valuations	38	28	—	4	—	13
C.1.1 including: for default interest	—	—	—	—	—	—
C.2 writebacks of collections	113	87	1	16	—	26
C.2.1 including: for default interest	28	8	1	—	—	4
C.3 write-offs	311	162	—	1	—	14
C.4 transfers to other categories of doubtful loans	45	207	29	14	—	72
C.5 other decreases	23	12	5	12	4	5

D Total adjustments as of December 31, 2004	3,458	526	39	44	11	1,093
D.1 including: for default interest	844	78	1	—	—	13

        Total adjustments as of December 31, 2004 include € 212 million relating to the adoption of a policy for discounting doubtful loans. More specifically, writedowns for discounting purposes total € 160 million on non-performing loans, € 41 million on problem loans and € 11 million on restructured loans and loans being restructured.

        Movements during 2003 in adjustments made to loans granted to customers were as follows:

(Bank of Italy instructions dated 12/17/98) Description/Categories	Non-performing loans	Problem loans	Loans being restructured	Restructured loans	Unsecured loans exposed to country risk	Performing loans
	(€/mil)
A Total adjustments as of January 1, 2003	2,960	565	4	54	24	993
A.1 including: for default interest	641	88	—	—	—	24

B Increases	970	477	7	15	—	264
B.1 adjustments	670	347	3	10	—	238
B.1.1 including: for default interest	109	36	1	—	—	10
B.2 use of reserves for probable loan losses	1	—	—	—	—	—
B.3 transfers from other categories of doubtful loans	230	121	3	4	—	11
B.4 other increases	69	9	1	1	—	15

C Decreases	737	397	8	27	15	246
C.1 writeback from valuations	72	33	1	5	5	26
C.1.1 including: for default interest	—	—	—	—	—	—
C.2 writebacks of collections	123	52	—	2	—	25
C.2.1 including: for default interest	28	10	—	—	—	4
C.3 write-offs	302	137	—	5	2	9
C.4 transfers to other categories of doubtful loans	36	164	6	14	5	144
C.5 other decreases	204	11	1	1	3	42

D Total adjustments as of December 31, 2003	3,193	645	3	42	9	1,011
D.1 including: for default interest	789	93	1	1	—	19

        During 2003, "Other increases" include the balance of € 24 million (composed of € 16 million for nonperforming loans, € 4 million for problem loans and € 4 million for performing loans) relating to Cassa dei Risparmi di Forlì and to Inter-Europa Bank, which were included in the consolidation area during the year.

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

        With reference to the more recent situations of default by important industrial groups, the outstanding amounts of loans given to Parmalat Group classified as non-performing loans totaled € 33 million, after a writedown of € 273 million, corresponding to approximately 90% of the gross exposure. The Cirio group loans (gross exposure of € 25 million) have also been classified as non-performing and loans are writtendown almost in full.

Movements in adjustments made to loans granted to banks

        Movements during 2004 in adjustments made to loans granted to banks were as follows:

(Bank of Italy instructions dated 12/17/98) Description/Categories	Non- performing loans	Problem loans	Loans being restructured	Restructured loans	Unsecured loans exposed to country risk	Performing loans
	(€/mil)
A Total adjustments as of January 1, 2004	6	1	—	—	9	11
A.1 including: for default interest	—	—	—	—	1	—

B Increases	1	—	—	—	2	5
B.1 adjustments	—	—	—	—	—	1
B.1.1 including: for default interest	—	—	—	—	—	—
B.2 use of reserves for probable loan losses	—	—	—	—	—	4
B.3 transfers from other categories of doubtful loans	—	—	—	—	—	—
B.4 other increases	1	—	—	—	2	—

C Decreases	5	—	—	—	4	1
C.1 writeback from valuations	—	—	—	—	1	—
C.1.1 including: for default interest	—	—	—	—	—	—
C.2 writebacks of collections	—	—	—	—	—	—
C.2.1 including: for default interest	—	—	—	—	—	—
C.3 write-offs	4	—	—	—	2	—
C.4 transfers to other categories of doubtful loans	—	—	—	—	—	—
C.5 other decreases	1	—	—	—	1	1

D Total adjustments as of December 31, 2004	2	1	—	—	7	15
D.1 including: for default interest	—	—	—	—	—	—

        Movements during 2003 in adjustments made to loans granted to banks were as follows:

(Bank of Italy instructions dated 12/17/98) Description/Categories	Non- performing loans	Problem loans	Loans being restructured	Restructured loans	Unsecured loans exposed to country risk	Performing loans
	(€/mil)
A Total adjustments as of January 1, 2003	10	—	—	—	15	11
A.1 including: for default interest	1	—	—	—	—	—

B Increases	1	2	—	—	2	—
B.1 adjustments			—	—	—	—
B.1.1 including: for default interest	—	—	—	—	—	—
B.2 use of reserves for probable loan losses	—	—	—	—	—	—
B.3 transfers from other categories of doubtful loans	—	1	—	—	—	—
B.4 other increases	1	1	—	—	2	—

C Decreases	5	1	—	—	8	—
C.1 writeback from valuations	—	—	—	—	7	—
C.1.1 including: for default interest	—	—	—	—	—	—
C.2 writebacks of collections	1	—	—	—	—	—
C.2.1 including: for default interest	—	—	—	—	—	—
C.3 write-offs	—	—	—	—	—	—
C.4 transfers to other categories of doubtful loans	1	—	—	—	—	—
C.5 other decreases	3	1	—	—	1	—

D Total adjustments as of December 31, 2003	6	1	—	—	9	11
D.1 including: for default interest	—	—	—	—	1	—

        During 2003, "Other decreases" in loans exposed to country risk include € 1 million relating to the deconsolidation of Banque Sanpaolo and its subsidiaries Sanpaolo Bail and Sanpaolo Mur, which were not included in the consolidation area during the year.

        Loans to customers and banks resident in nations exposed to country risk are analyzed below for the years ended December 31, 2004 and 2003:

	Gross exposure as of 12/31/04
		including: unsecured
Country	Total (book value)	book value	weighted value
		(€/mil)
Brazil	51	30	29
Azerbaijan	37	12	12
Venezuela	13	8	8
Trinidad-Tobago	4	4	4
Argentina	51	3	3
Serbia and Montenegro	2	2	2
Costa Rica	1	1	—
Cayman Islands	18	—	—
Lebanon	11	—	—
Dominican Republic	9	—	—
Pakistan	6	—	—
Philippines	4	—	—
Others	4	2	2

Total gross exposure	211	62	60

Total adjustments	18	18

Net exposures as of 12/31/04	193	44

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

        Secured loans, amounting to € 149 million are mainly insured by SACE (the Italian export credit agency) or equivalent entities and by guarantees from banking operators in the OECD (Organization for Economic Co-operation and Development) area.

	Gross exposure as of 12/31/03
		including: unsecured
Country	Total (book value)	book value	weighted value
	(€/mil)
Brazil	62	38	38
Venezuela	11	10	10
Russian Federation	261	5	5
Argentina	73	4	3
Algeria	17	2	2
Angola	12	2	2
Serbia and Montenegro	4	2	2
Peru	2	2	2
Philippines	9	2	1
Costa Rica	2	2	—
Lebanon	19	—	—
Pakistan	12	—	—
Others	15	1	—

Total gross exposure	499	70	65

Total adjustments	18	18

Net exposures as of 12/31/03	481	52

        Secured loans, amounting € 429 million as of December 31, 2003 are mainly insured by SACE (the Italian export credit agency) or equivalent entities and by guarantees from banking operators in the OECD (Organization for Economic Co-operation and Development) area. In addition, they comprise loans of € 92 million granted by the Parent Bank to a major customer resident in Russia, that are guaranteed by receivables deriving from supply contracts with leading West European companies. This collateral is deemed adequate to cover the credit risk. In compliance with Bank of Italy regulations, these loans are included in the calculation of country risk, which is deducted from the Bank's capital for supervisory purposes.

Other information relating to loans

        Information regarding the distribution of loans, by category of borrower, business sector, geographical area, currency and liquidity, is provided in Note 19.

(10) SECURITIES

        Securities owned by the Group are analyzed as follows:

	12/31/04	12/31/03
	(€/mil)
Treasury bills and similar bills eligible for refinancing with central banks (caption 20)	2,553	3,923
Bonds and other debt securities (caption 50)	23,716	18,588
Shares, quotas and other equities (caption 60)	3,021	2,747

Total	29,290	25,258

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

Investment securities

        Securities recorded in the consolidated financial statements include those which will be held long term by Group companies and declared as such in their financial statements. The investment securities portfolio is analyzed as follows:

	12/31/04		12/31/03
Investment securities (Table 2.1 B.I)	Book value	Fair value	Book value	Fair value
1. Debt securities
1.1 Government securities
—quoted	2,088	2,155	2,153	2,216
—unquoted	46	58	—	—
1.2 other securities
—quoted	540	546	139	143
—unquoted	475	496	585	599
2. Equity securities
—quoted	7	7	—	—
—unquoted	63	63	58	58

Total	3,219	3,325	2,935	3,016

        The comparison between the market value and book value carried in the financial statements reveals net unrealized gains for the Parent Bank and some subsidiaries, of € 12 million on securities not covered by derivative contracts and of € 94 million on hedged securities. The evaluation of related derivative contracts reveals potential losses for € 82 million (including € 35 million for operations entered into with Group companies operating on financial markets within their brokerage activity).

        "Other securities", quoted and unquoted (€ 1,015 million), mainly include securities held by the Parent Bank for € 362 million and by foreign subsidiaries for € 513 million. The remainder refers mainly to investments made by Banca Fideuram S.p.A. and by Sanpaolo Invest SIM S.p.A. in insurance policies issued by Fideuram Vita destined for the financial planner network fidelization program (€ 137 million).

        In relation to classification by issuer, the aforementioned € 1,015 million refer to investments in securities in foreign Governments and public entities amounting to € 310 million, while the remaining € 705 million mainly include, in addition to the aforementioned policies (€ 137 million), securities issued by leading companies in the European Union and in other industrialized countries (€ 498 million), as well as International Organizations (€ 70 million).

        "Equities" only comprise units in mutual funds mainly included in the investment portfolios of Sanpaolo IMI Private Equity Group S.p.A..

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

        "Equities" only comprise units in mutual funds mainly included in the investment portfolios of Sanpaolo IMI Private Equity Group.

        The following table shows changes in investment securities during 2004:

(€/mil)
A. Opening balance as of January 1, 2004	2,935

B. Increases
B1. purchases	120
B2. writebacks	1
B3. transfers from dealing portfolio	383
B4. other changes	21

C. Decreases
C1. sales	54
C2. redemptions	136
C3. adjustments	4
including:
long-term writedowns	4
C4. transfers to dealing portfolio	—
C5. other changes	47

D. Closing balance as of December 31, 2004	3,219

        "Transfers from dealing portfolio" at subcaption B3 refer to transfers by Sanpaolo Bank S.A. in the context of the re-definition of its portfolio following the merger with IMI Bank Lux S.A..

        Subcaption B4. "Increases—other changes" includes € 3 million exchange gains on securities denominated in foreign currencies and € 3 million profits from dealings.

        Subcaption C5. "Decreases—other changes" includes € 3 million which refers to the effect of the non-consolidation of Sanpaolo Bank Austria (excluded from the consolidation area during the year) and € 20 million exchange losses on securities denominated in foreign currency.

        In addition, subcaptions B4 and C5 also include accrued issue and dealing discounts.

        Sales were completed mainly by the Parent Bank and by Sanpaolo Bank S.A. in the context of the redefinition of the investment portfolio following the merger operations.

        The "adjustments in value" at subcaption C3, amounting to € 4 million, refer to losses in value of a long-term nature.

        The resulting book values are substantially in line with the reimbursements after offsetting the positive (€ 28 million) and negative differences by the same amount.

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

        During 2003 "Transfers from dealing portfolio" at subcaption B3 refer to transfers by a foreign subsidiary.

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

Dealing securities

        These securities, held for treasury and dealing purposes, comprise:

	12/31/04		12/31/03
Dealing securities (Table 2.3 B.I.)	Book value	Fair value	Book value	Fair value
	(€/mil)
1. Debt securities
1.1 Government securities
—quoted	7,870	7,870	9,600	9,600
—unquoted	24	24	40	40
1.2 other securities
—quoted	6,102	6,102	3,407	3,409
—unquoted	9,124	9,357	6,587	6,608
2. Equities
—quoted	2,621	2,621	2,443	2,448
—unquoted	330	330	246	246

Total	26,071	26,304	22,323	22,351

        The increase in dealing securities is mainly attributable to Banca IMI, in relation to its trading activities and to Banca OPI, following its subscription to public issue bonds (mainly local authorities and foreign counterparties from the government sector) and entities operating in the financing and realization of public works.

        In the reclassified consolidated financial statements, the dealing securities portfolio also includes € 54 million in SANPAOLO IMI S.p.A. shares in the portfolio of the Parent Bank and Banca Fideuram.

        As of December 31, 2003, the dealing securities portfolio also included € 34 million in SANPAOLO IMI S.p.A. shares in the portfolio of the Parent Bank.

        Gains shown in the table for other quoted debt securities and other quoted equities refer to values quoted on small East European markets characterized by limited liquidity. These gains are not reflected in the statement of income.

        The following table shows changes in dealing securities during 2004:

Changes in dealing securities during the year (Table 2.4 B.I.)	(€/mil)
A. Opening balance as of January 1, 2004	22,323

B. Increases
B1. purchases	343,143
—debt securities	327,129
Italian Government securities	211,735
other securities	115,394
—equities	16,014
B2. writebacks and revaluations	264
B3. transfers from investment portfolio	—
B4. other changes	3,871

C. Decreases
C1. sales and redemptions	340,875
—debt securities	324,830
Italian Government securities	214,436
other securities	110,394
—equities	16,045
C2. adjustments	58
C3. transfers to investment portfolio	383
C5. other changes	2,214

D. Closing balance as of December 31, 2004	26,071

        The following table shows changes in dealing securities during 2003:

(€/mil)
A. Opening balance as of January 1, 2003	19,663

B. Increases	411,477
B1. purchases	409,264
—debt securities	376,499
Italian Government securities	259,441
other securities	117,058
—equities	32,765
B2. writebacks and revaluations	143
B3. transfers from investment portfolio	259
B4. other changes	1,811

C. Decreases	408,817
C1. sales and redemptions	405,490
—debt securities	372,678
Italian Government securities	256,724
other securities	115,954
—equities	32,812
C2. adjustments	89
C3. transfers to investment portfolio	3
C5. other changes	3,235

D. Closing balance as of December 31, 2003	22,323

        During 2003, subcaption B4. "Increases—other changes" includes € 171 million which refers to the effect of the consolidation of the Eptaconsors Group, the Inter-Europa Bank Group and Cassa dei Risparmi di Forlì (included in the consolidation area during the year).

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

Other information relating to securities

        The composition of the securities portfolio is analyzed by geographical area, currency and liquidity in Note 19.

(11) INVESTMENTS

        Equity investments, reported in asset captions 70 and 80 of the balance sheet, are analyzed as follows:

	12/31/04	12/31/03
	(€/mil)
Equity investments (caption 70)	3,421	3,442
Investments in Group companies (caption 80)	1,082	1,130

Total	4,503	4,572

—significant investments carried at equity (table 3.1 B.I.)	1,679	1,775
—other investments carried at cost	2,824	2,797

Significant investments

        Significant investments held by the Group, being those in subsidiary companies or in companies subject to significant influence, as defined in articles 4 and 19 of Decree 87/92, are indicated in the tables below:

Significant investments (Table 3.1 B.I.) as for December 31, 2004
									Voting rights at shareholders' meeting %
							Ownership
		Name	Registered offices	Type of relationship (*)	Shareholders' equity (**)	Income/Loss (**)				Consolidated book values
							Held by	%
					(€/mil)	(€/mil)				(€/mil)
A.		Companies consolidated on a line by line and proportional basis

		SANPAOLO IMI (S.p.A) Parent Bank)	Turin		12,126	1,036	—	—	—	—

A1		Companies consolidated on a line by line basis

	1	Alcedo S.r.l.	Padua	1	—	—	Sanpaolo IMI Private Equity	100.00	100.00	XXX

	2	Banca Comerciala Sanpaolo IMI Bank Romania S.A.	Romania	1	15	3	Sanpaolo IMI Internazionale	98.36	98.36	XXX	(A)

	3	Banca Fideuram S.p.A.	Rome	1	734	163	Sanpaolo IMI	73.37	73.37	XXX	(B)

	4	Banca d'Intermediazione Mobiliare IMI S.p.A. (Banca IMI)	Milan	1	454	71	Sanpaolo IMI	100.00	100.00	XXX

	5	Banca IMI Securities Corp.	United States	1	119	2	IMI Capital Market USA	100.00	100.00	XXX

	6	Banca OPI S.p.A	Rome	1	841	188	Sanpaolo IMI	100.00	100.00	XXX	(C)

	7	Banca Popolare dell'Adriatico S.p.A.	Teramo	1	250	20	Sanpaolo IMI	100.00	100.00	XXX

	8	Banque Privée Fideuram Wargny S.A.	France	1	41	(17)	Financiere Fideuram	99.89	99.89	XXX

	9	Cassa di Risparmio di Padova e Rovigo S.p.A.	Padua	1	984	112	Sanpaolo IMI	100.00	100.00	XXX

	10	Cassa di Risparmio di Venezia S.p.A.	Venice	1	297	30	Sanpaolo IMI	100.00	100.00	XXX

	11	Cassa di Risparmio in Bologna S.p.A.	Bologna	1	775	45	Sanpaolo IMI	100.00	100.00	XXX

	12	Europool Befektetesi Alapkezelo Rt.	Hungary	1	1	—	Inter-Europa Consulting	46.00	46.00	XXX
							Inter-Europa Bank	5.00	5.00	XXX

								51.00	51.00

	13	Farbanca S.p.A.	Bologna	5	27	1	Sanpaolo IMI	21.89	21.89	XXX

	14	Fideuram Asset Management (Ireland) Ltd	Ireland	1	190	183	Banca Fideuram	100.00	100.00	XXX

	15	Fideuram Bank S.A.	Luxembourg	1	40	11	Banca Fideuram	99.99	99.99	XXX
							A.I.P.	0.01	0.01	XXX

								100.00	100.00

16	Fideuram Bank (Suisse) A.G.	Switzerland	1	34	2	Fideuram Bank	99.95	99.95	XXX

17	Fideuram Fiduciaria S.p.A.	Rome	1	3	—	Banca Fideuram	100.00	100.00	XXX

18	Fideuram Gestions S.A.	Luxembourg	1	16	1	Banca Fideuram	99.94	99.94	XXX
						A.I.P.	0.06	0.06	XXX

							100.00	100.00

19	Fideuram Investimenti S.G.R. S.p.A.	Rome	1	37	9	Banca Fideuram	99.50	99.50	XXX

20	Fideuram Wargny Active Broker S.A.	France	1	12	(3)	Banque Privée Fideuram Wargny	100.00	100.00	XXX

21	Fideuram Wargny Gestion S.A.	France	1	4	—	Banque Privée Fideuram Wargny	99.96	99.96	XXX

22	Fideuram Wargny Gestion S.A.M.	Principality of Monaco	1	5	—	Banque Privée Fideuram Wargny	99.96	99.96	XXX

23	Fin. OPI S.p.A.	Turin	1	245	8	Banca OPI	100.00	100.00	XXX

24	Financière Fideuram S.A.	France	1	35	(4)	Banca Fideuram	95.00	95.00	XXX

25	Finemiro Banca S.p.A.	Bologna	1	127	12	Sanpaolo IMI	96.84	96.84	XXX

26	Finemiro Finance S.p.A. (former Finemiro Leasing S.p.A.)	Bologna	1	66	7	Finemiro Banca	100.00	100.00	XXX	(C)

27	Friulcassa S.p.A.	Gorizia	1	236	18	Sanpaolo IMI	100.00	100.00	XXX

28	GEST Line S.p.A.	Naples	1	55	46	Sanpaolo IMI	100.00	100.00	XXX

29	IDEA S.A.	Luxembourg	1	—	—	Sanpaolo Bank	99.17	99.17	XXX	(D)
						Sanpaolo IMI International	0.83	0.83	XXX

							100.00	100.00

30	IE-New York Broker Rt	Hungary	1	6	1	Inter-Europa Consulting	90.00	90.00	XXX
						Inter-Europa Bank	10.00	10.00	XXX

							100.00	100.00

31	IMI Capital Markets USA Corp.	United States	1	120	—	IMI Investments	100.00	100.00	XXX

32	IMI Finance Luxembourg S.A.	Luxembourg	1	7	—	IMI Investments	100.00	100.00	XXX

33	IMI Investimenti S.p.A.	Turin	1	943	(30)	Sanpaolo IMI	100.00	100.00	XXX

34	IMI Investments S.A.	Luxembourg	1	269	8	Banca IMI	99.99	99.99	XXX
						Banca IMI Securities	0.01	0.01	XXX

							100.00	100.00

35	IMI Real Estate S.A.	Luxembourg	1	4	—	Sanpaolo Bank	99.99	99.99	XXX	(D)
						Sanpaolo IMI International	0.01	0.01	XXX

							100.00	100.00

36	Inter-Europa Bank Rt	Hungary	1	58	8	Sanpaolo IMI Internazionale	85.87	85.87	XXX

37	Inter-Europa Beruhazo Kft	Hungary	1	12	—	Inter-Europa Bank	100.00	100.00	XXX

38	Inter-Europa Consulting Kft	Hungary	1	6	1	Inter-Europa Fejlesztesi	51.00	51.00	XXX
						Inter-Europa Szolgaltato	49.00	49.00	XXX

							100.00	100.00

39	Inter-Europa Ertekesitesi Kft	Hungary	1	—	—	Inter-Europa Bank	100.00	100.00	XXX	(E)

40	Inter-Europa Fejlesztesi Kft	Hungary	1	10	1	Inter-Europa Bank	100.00	100.00	XXX

41	Inter-Europa Szolgaltato Kft	Hungary	1	8	1	Inter-Europa Bank	100.00	100.00	XXX

42	Inter-Invest Risk Management Vagyonkezelo Rt	Hungary	1	1	—	Inter-Europa Bank	48.00	48.00	XXX
						Inter-Europa Consulting	48.00	48.00	XXX
						Inter-Europa Szolgaltato	4.00	4.00	XXX

							100.00	100.00

43	LDV Holding B.V.	Netherlands	1	102	(5)	Sanpaolo IMI Private Equity	100.00	100.00	XXX

44	NHS Investments S.A.	Luxembourg	1	11	(44)	IMI Investimenti	99.99	99.99	XXX
						LDV Holding	0.01	0.01	XXX

							100.00	100.00

45	Sanpaolo Banco di Napoli S.p.A.	Naples	1	1,305	108	Sanpaolo IMI	100.00	100.00	XXX

46	Sanpaolo Bank S.A.	Luxembourg	1	271	36	Sanpaolo IMI	100.00	100.00	XXX	(F)(G)

47	Sanpaolo Bank (Suisse) S.A.	Switzerland	1	14	2	Sanpaolo Bank	99.98	99.98	XXX

48	Sanpaolo Fiduciaria S.p.A.	Milan	1	7	2	Sanpaolo IMI	100.00	100.00	XXX

49	Sanpaolo IMI Alternative Investments S.G.R. S.p.A.	Milan	1	6	(1)	Sanpaolo IMI Asset Management	100.00	100.00	XXX	(H)

50	Sanpaolo IMI Asset Management S.G.R. S.p.A.	Milan	1	186	87	Sanpaolo IMI	100.00	100.00	XXX	(I)(J)

51	Sanpaolo IMI Bank (International) S.A.	Madeira	1	180	3	Sanpaolo IMI	100.00	100.00	XXX	(K)

52	Sanpaolo IMI Bank Ireland Plc	Ireland	1	532	15	Sanpaolo IMI	100.00	100.00	XXX

53	Sanpaolo IMI Capital Company I L.l.c.	United States	1	51	—	Sanpaolo IMI	100.00	100.00	XXX

54	Sanpaolo IMI Fondi Chiusi S.G.R. S.p.A.	Bologna	1	1	(1)	Sanpaolo IMI Private Equity	100.00	100.00	XXX

55	Sanpaolo IMI Institutional Asset Management S.G.R. S.p.A.	Milan	1	22	2	Sanpaolo IMI Asset Management	100.00	100.00	XXX	(H)

56	Sanpaolo IMI International S.A.	Luxembourg	1	941	115	Sanpaolo IMI	100.00	100.00	XXX

57	Sanpaolo IMI Internazionale S.p.A.	Padua	1	95	1	Sanpaolo IMI	100.00	100.00	XXX

58	Sanpaolo IMI Investimenti per lo Sviluppo SGR S.p.A. (former NHS Mezzogiorno S.G.R. S.p.A.)	Naples	1	3	1	Sanpaolo IMI Private Equity	100.00	100.00	XXX

59	Sanpaolo IMI Private Equity S.p.A.	Bologna	1	233	(5)	Sanpaolo IMI	100.00	100.00	XXX

60	Sanpaolo IMI US Financial Co.	United States	1	—	—	Sanpaolo IMI	100.00	100.00	XXX

61	Sanpaolo IMI WM Luxembourg S.A. (subsequently Sanpaolo IMI Asset Management Luxembourg S.A.)	Luxembourg	1	17	60	Sanpaolo IMI Asset Management	100.00	100.00	XXX	(H)

62	Sanpaolo Invest Ireland Ltd	Ireland	1	9	9	Banca Fideuram	100.00	100.00	XXX

63	Sanpaolo Invest SIM S.p.A.	Rome	1	21	2	Banca Fideuram	100.00	100.00	XXX

64	Sanpaolo Leasint S.p.A.	Milan	1	111	18	Sanpaolo IMI	100.00	100.00	XXX	(C)

65	SEP S.p.A.	Turin	1	3	1	Sanpaolo IMI	100.00	100.00	XXX

66	Sogesmar S.A.	France	1	—	—	Banque Privée Fideuram Wargny	51.55	51.55	XXX
						Fideuram Wargny Gestion	48.19	48.19	XXX

							99.74	99.74

67	SP Immobiliere S.A.	Luxembourg	1	—	—	Sanpaolo Bank	99.99	99.99	XXX
						Sanpaolo IMI WM Luxembourg	0.01	0.01	XXX

							100.00	100.00

	68	Sygman Szolgaltato es Kereskedelmi Kft	Hungary	1	1	—	IE-New York Broker	100.00	100.00	XXX

	69	Tobuk Ltd	Ireland	1	—	—	Sanpaolo IMI Bank Ireland	100.00	100.00	XXX

A2		Companies consolidated with the proportional method

	1	All Funds Bank S.A.	Spain	7	32	5	Sanpaolo IMI	50.00	50.00	XXX	(L)

	2	Banka Koper d.d.	Slovenia	7	152	19	Sanpaolo IMI	63.51	32.99	XXX

	3	Cassa dei Risparmi di Forlì S.p.A.	Forlì	7	229	20	Sanpaolo IMI	29.77	29.77	XXX

B.		Investments carried at equity

B1		Investments carried at equity—subsidiaries(***)

	1	3G Mobile Investments S.A.	Belgium	1	4	(18)	IMI Investimenti	100.00	100.00	4

	2	Assicurazioni Internazionali di Previdenza S.p.A. (former Noricum Vita S.p.A.)	Turin	1	1,063	152	Sanpaolo IMI	99.96	99.96	1,063	(M)

	3	Cedar Street Securities Corp.	United States	1	—	—	Banca IMI Securities	100.00	100.00	—

	4	Consorzio Studi e Ricerche Fiscali	Rome	1	—	—	Sanpaolo IMI	55.00	55.00	—
							Banca Fideuram	10.00	10.00	—
							Sanpaolo IMI Asset Management	10.00	10.00	—	(N)
							A.I.P.	5.00	5.00	—	(O)
							Banca IMI	5.00	5.00	—
							Banca OPI	5.00	5.00	—
							Sanpaolo Leasint	5.00	5.00	—
							IMI Investimenti	2.50	2.50	—
							Sanpaolo IMI Private Equity	2.50	2.50	—

								100.00	100.00

	5	Consumer Financial Services S.r.l.	Bologna	1	1	—	Finemiro Banca	100.00	100.00	1

	6	Emil Europe '92 S.r.l.	Bologna	1	—	(4)	Cassa di Risparmio Bologna	93.47	93.47	—

	7	Fideuram Assicurazioni S.p.A.	Rome	1	12	1	A.I.P.	100.00	100.00	—	(O)(P)

	8	Immobiliare 21 S.r.l.	Milan	1	—	—	Sanpaolo IMI	100.00	100.00	—	(Q)

	9	Immobiliare Nettuno S.p.A.	Bologna	1	1	—	Cassa di Risparmio Bologna	100.00	100.00	1

	10	S.V.I.T. S.p.A.	Padua	1	—	—	Cassa di Risparmio Padova e Rovigo	57.45	57.45	—

11	Sanpaolo IMI Equity Management S.A.	Luxembourg	1	—	—	Sanpaolo IMI Private Equity	99.99	99.99	—
						LDV Holding	0.01	0.01	—

							100.00	100.00

12	Sanpaolo IMI Insurance Broker S.p.A.	Bologna	1	3	1	Sanpaolo IMI	100.00	100.00	3	(Q)

13	Sanpaolo IMI Management Ltd	United Kingdom	1	1	—	Sanpaolo IMI Private Equity	100.00	100.00	1

14	Sanpaolo Leasint G.M.B.H.	Austria	1	1	1	Sanpaolo Leasint	100.00	100.00	1

15	Sanpaolo Life Ltd	Ireland	1	177	94	A.I.P.	100.00	100.00	—	(O)

16	Servizi S.r.l.	Bologna	1	1	—	Finemiro Banca	100.00	100.00	1

17	Studi e Ricerche per il Mezzogiorno	Naples	1	—	—	Sanpaolo IMI	16.67	16.67	—
						Banca OPI	16.67	16.67	—
						Sanpaolo IMI Investimenti	16.67	16.67	—
						Sanpaolo Banco di Napoli	16.66	16.66	—

							66.67	66.67

18	Universo Servizi S.p.A.	Milan	1	20	2	A.I.P.	99.00	99.00	—	(O)
						Sanpaolo IMI Asset Management	1.00	1.00	—	(N)

							100.00	100.00

19	Venezia Tronchetto Real Estate S.p.A.	Mestre	1	1	(10)	S.V.I.T.	99.62	99.62	—	(O)

20	W.D.W. S.A.	France	1	—	—	Banque Privèe Fideuram Wargny	99.88	99.88	—

21	West Trade Center S.A.	Romania	1	—	—	Sanpaolo IMI Internazionale	100.00	100.00	—	(A)

22	BN Finrete S.p.A. (in liq.)	Naples	1	1	—	Sanpaolo IMI	99.00	99.00	1	(R)

23	Cardine Finance Plc (in liq.)	Ireland	1	—	—	Sanpaolo IMI	99.97	99.97	—
						Cassa di Risparmio Padova e Rovigo	0.01	0.01	—
						Cassa di Risparmio Venezia	0.01	0.01	—
						Cassa di Risparmio Bologna	0.01	0.01	—

							100.00	100.00

24	Cardine Suisse S.A. (in liq.)	Switzerland	1	1	—	Sanpaolo IMI	99.00	99.00	1	(R)(S)

25	Cioccolato Feletti S.p.A. (in liq.)	Aosta	1	—	2	Sanpaolo IMI	95.00	95.00	—	(Q)

	26	Cotonificio Bresciano Ottolini S.r.l. (in liq.)	Brescia	1	—	—	Sanpaolo IMI	100.00	100.00	—	(Q)

	27	Imifin S.p.A. (in liq.)	Rome	1	—	—	Sanpaolo IMI	100.00	100.00	—

	28	IMI Bank A.G. (in liq.)	Germany	1	—	—	Sanpaolo Bank	100.00	100.00	—	(D)

	29	ISC Euroservice G.M.B.H. (in liq.)	Germany	1	—	—	Sanpaolo IMI	80.00	80.00	—

	30	S.A.G.E.T. S.p.A. (in liq.)	Teramo	1	—	—	GEST Line	99.98	99.98	—	(T)

	31	Sanpaolo IMI Capital Partners Ltd (in liq.)	Guernsey	1	—	—	Sanpaolo IMI Private Equity	99.00	99.00	—
							Sanpaolo IMI Management	1.00	1.00	—	(O)

								100.00	100.00

	32	Sanpaolo U.S. Holding Co. (in liq.)	United States	1	3	—	Sanpaolo IMI	100.00	100.00	2	(R)

	33	Se.Ri.T. S.p.A. (in liq.)	Teramo	1	—	—	GEST Line	100.00	100.00	—	(T)

	34	Sicilsud Leasing S.p.A. (in liq.)	Palermo	1	(1)	(1)	FIN.OPI	100.00	100.00	—

	35	West Leasing S.A. (in liq.)	Romania	1	1	—	Sanpaolo Bank Romania	88.71	88.71	1	(R)
		Other minor investments								2	(U)

			Investments carried at equity—subsidiaries							1,082

B2		Investments carried at equity—other

	36	Aeffe S.p.A.	Rimini	8	53	5	LDV Holding	20.00	20.00	11	(V)

	37	Aeroporti Holding S.r.l.	Turin	8	21	—	Sanpaolo IMI Private Equity	30.00	30.00	6

	38	Attività Finanziarie Merlo S.p.A.	Turin	8	16	1	Banca IMI	33.33	33.33	5

	39	Banque Sanpaolo S.A.	France	8	447	33	Sanpaolo IMI	40.00	40.00	179

	40	Carpine S.p.A.	Modena	8	34	—	Sanpaolo IMI Private Equity	27.09	27.09	9

	41	Cassa di Risparmio di Firenze S.p.A.	Florence	8	1,152	79	Sanpaolo IMI	18.67	18.67	213	(W)

	42	CBE Service S.p.r.l.	Belgium	8	—	—	Sanpaolo IMI	31.70	31.70	—
							Cariforlì	5.00	5.00	—

								36.70	36.70

	43	Centradia Group Ltd	United Kingdom	7	12	(2)	Sanpaolo IMI	29.03	29.03	3	(X)

	44	Centradia Ltd	United Kingdom	7	5	1	Centradia Group	100.00	100.00	—	(X)(Y)

	45	Centradia Services Ltd	United Kingdom	7	4	(3)	Centradia Group	100.00	100.00	—	(X)(Y)

	46	CR Firenze Gestion Internationale S.A.	Luxembourg	8	13	12	Sanpaolo IMI	20.00	20.00	3

47	Egida Compagnia di Assicurazioni S.p.A.	Turin	7	13	2	A.I.P.	50.00	50.00	—	(O)

48	Esatri S.p.A.	Milan	8	61	38	GEST Line	31.50	31.50	19

49	Finor d.o.o.	Slovenia	7	—	—	Banka Koper	100.00	100.00	1	(Z)(AA)

50	I.TRE Iniziative Immobiliari Industriali S.p.A.	Rovigo	8	—	—	Cassa di Risparmio Padova e Rovigo	20.00	20.00	—	(S)

51	IW Bank S.p.A.	Milan	8	22	7	Banca IMI	20.00	20.00	5

52	Lama Dekani d.d.	Slovenia	8	—	—	Banka Koper	78.41	78.41	1	(AA)

53	Liseuro S.p.A.	Udine	8	4	—	Sanpaolo IMI	35.11	35.11	1	(S)

54	Padova 2000 Iniziative Immobiliari S.p.A.	Padua	8	—	—	Cassa di Risparmio Padova e Rovigo	45.01	45.01	—	(S)

55	Pivka Perutninarstvo d.d.	Slovenia	8	—	—	Banka Koper	26.36	26.36	1

56	Sagat S.p.A.	Turin	8	49	6	IMI Investimenti	12.40	12.40	6	(S)(BB)

57	Sanpaolo IMI Private Equity Scheme B.V.	Netherlands	8	31	(15)	LDV Holding	23.50	29.38	9
						Sanpaolo IMI Equity Management	20.00	0.00	—	(O)

							43.50	29.38	9

58	Sifin S.r.l.	Bologna	8	4	3	Sanpaolo IMI	30.00	30.00	1	(CC)

59	Sinloc—Sistemi Iniziative Locali S.p.A.	Turin	8	47	1	FIN.OPI	11.85	11.85	6
						Banca OPI	8.15	8.15	4

							20.00	20.00	10

60	Società Friulana Esazione Tributi S.p.A.	Udine	8	6	—	GEST Line	33.33	33.33	2	(DD)(EE)

61	Società Gestione per il Realizzo S.p.A.	Rome	8	19	(2)	Sanpaolo IMI	28.31	28.31	1
						Banca Fideuram	0.64	0.64	—

							28.95	28.95	1

62	Splosna Plovba Portoroz d.o.o.	Slovenia	8	—	—	Banka Koper	21.00	21.00	—

63	Synesis Finanziaria S.p.A.	Turin	8	442	44	IMI Investimenti	25.00	25.00	110	(V)(FF)

64	Trivimm S.r.l.	Verona	8	1	—	Sanpaolo IMI	23.00	23.00	—

65	Aeroporto di Napoli S.p.A. (in liq.)	Naples	8	—	—	Sanpaolo IMI	20.00	20.00	—

66	Consorzio Agrario Prov.le di Rovigo (in liq.)	Rovigo	8	(8)	—	Cassa di Risparmio Padova e Rovigo	35.45	35.45	—	(EE)

67	Consorzio Bancario SIR S.p.A. (in liq.)	Rome	8	(499)	(250)	Sanpaolo IMI	32.84	32.84	—	(S)(GG)

68	G.E.CAP. S.p.A. (in liq.)	Foggia	8	1	(2)	GEST Line	37.25	37.25	—	(HH)

69	Galileo Holding S.p.A. (in liq.)	Milan	8	(24)	—	Sanpaolo IMI	31.52	31.52	—	(II)

70	Integra S.r.l. (in liq.)	Belluno	8	—	—	Cassa di Risparmio Padova e Rovigo	29.64	29.64	—

71	Mega International S.p.A. (in arrangement before bankruptcy)	Ravenna	8	2	—	Finemiro Banca	48.00	48.00	—

72	Progema S.r.l. (in liq.)	Turin	8	—	—	Finemiro Banca	10.00	10.00	—
						SEP	10.00	10.00	—

							20.00	20.00
	Other equity investments								1	(U)

		Total investments carried at equity—other							597
		Total investments carried at equity							1,679

Notes to the table significant investments:

(*)
Type of relationship:

1
=   control ex Art. 2359 Italian Civil Code, subsection 1, no. 1: majority of voting rights in the ordinary meeting.

2
=   control ex Art. 2359 Italian Civil Code, subsection 1, no. 2: dominating influence in the ordinary meeting.

3
=   control ex Art. 2359 Italian Civil Code, subsection 2, no. 1: agreements with other partners.

4
=   other forms of control.

5
=   single leadership ex Art. 26, subsection 1 of Decree 87/92.

6
=   single leadership ex Art. 26, subsection 2 of Decree 87/92.

7
=   joint control ex Art. 35, subsection 1 of Decree 87/92.

8
=   associated company ex Art. 36, subsection 1 of Decree 87/92: company over which "significant influence" is exercised, which is assumed to exist when at least 20% of the voting rights in the ordinary meeting are held.

(**)
Shareholders' equity for consolidated companies corresponds to that used for the consolidation procedures. It also includes income for the year before distribution of dividends (net of any interim dividends).

(***)
The list does not include investments of Isveimer S.p.A. (in liquidation) and Società per la gestione di attività S.p.A. (Sga), given the particular characteristics of the respective interest held (see Note 17—"Other liabilities").

(A)
The company was transferred from the Parent Bank to Sanpaolo IMI Internazionale in February 2004.

(B)
Following the merger by incorporation of Invesp S.p.A., the Parent Bank acquired a further quota of 9.28%.

(C)
Lease transactions are shown in the financial statements according to the financial lease method.

(D)
The company is now controlled by Sanpaolo Bank S.A., following the merger of IMI Bank (Lux) S.A. in September 2004.

(E)
The company was set-up in January 2004.

(F)
The Parent Bank acquired direct control of the company following the merger by incorporation of IMI Bank (Lux) S.A. and the spin off of Sanpaolo IMI WM S.p.A..

(G)
In September 2004 the company merged IMI Bank (Lux) S.A..

(H)
The company is now controlled by Sanpaolo IMI Asset Management S.g.r. S.p.A. following the spin off of Sanpaolo IMI WM S.p.A. in December 2004.

(I)
In April 2004 the company merged Eptafund S.g.r. p.a..

(J)
Following the spin off of Sanpaolo IMI WM S.p.A., the Parent Bank purchased direct control of the company.

(K)
In January 2004 the Parent Bank purchased direct control of the company.

(L)
The company is jointly controlled with Santander Central Hispano S.A..

(M)
In December 2004 the company merged Fideuram Vita S.p.A. and Sanpaolo Vita S.p.A.. The valuation has been made on the basis of the consolidated financial statements prepared by the company in which the investment is held.

(N)
The company is now controlled by Sanpaolo IMI Asset Management S.g.r. S.p.A. following the spin off of Sanpaolo IMI WM S.p.A. in December 2004.

(O)
The book value is included in the valuation in net equity of the holding company.

(P)
In March 2004 the company was sold to Fideuram Vita S.p.A. by Banca Fideuram S.p.A. (subsequently merged into A.I.P. S.p.A.).

(Q)
Following the merger by incorporation of Invesp S.p.A., the Parent Bank acquired direct control of the company.

(R)
The company's book value reflects the estimated realizable value according to the stage of completion of the liquidation process.

(S)
Shareholders' equity refers to the financial statements as of December 31, 2003.

(T)
In December 2004 the company was sold to GEST Line S.p.A. by Banca Popolare dell'Adriatico S.p.A..

(U)
Represents the sum of the book values of shareholdings under 500,000 euro.

(V)
The valuation has been made on the basis of the consolidated financial statements prepared by the company in which the investment is held.

(W)
The valuation has been made on the basis of the consolidated financial statements as of September 30, 2004 prepared by the company in which the investment is held.

(X)
In the 2003 financial statements the company was included in the consolidation area using the proportional method and recorded among "Investments carried at equity—other" for intangibility. The valuation has been made on the basis of the consolidated financial statements prepared by the company in which the investment is held.

(Y)
The investment, controlled by Centradia Group Ltd, is not included among "Investments carried at equity—subsidiaries" as the holding company is jointly controlled.

(Z)
The company was purchased in January 2004.

(AA)
The investment controlled by Banka Koper d.d. is not included among "Investments carried at equity—subsidiaries" as the holding company Banka Koper is included in consolidation using the proportional method.

(BB)
The company was included among "Investments carried at equity—other" in respect of the parasocial contracts which allow the Sanpaolo IMI Group to exercise significant interest. The valuation has been made on the basis of the consolidated financial statements prepared by the company in which the investment is held.

(CC)
The Parent Bank now holds an interest in the company, following the merger of Invesp S.p.A. in December 2004.

(DD)
In December 2004 the company was sold to GEST Line S.p.A. by Friulcassa S.p.A..

(EE)
Shareholders' equity refers to the financial statements as of June 30, 2004.

(FF)
The company holds 51% of Fidis Retail Italia.

(GG)
The investment refers to the IMI-SIR dispute illustrated in Note 13—"Other assets"

(HH)
The company was sold by the Parent Bank to GEST Line S.p.A. in December 2004.

(II)
In relation to the equity deficit of the company, acquired as part of the restructuring of that group, it is expected that the company's equity deficit should be offset on completion of the debt restructuring, which entails the shareholder banks waiving their receivables.

Significant investments (Table 3.1 B.I.) as for December 31, 2003
									Voting rights at shareholders' meeting %
							Ownership
		Name	Registered offices	Type of relationship (*)	Shareholders' equity (**)	Income/Loss (**)				Consolidated book values
							Held by	%
					(€/mil)	(€/mil)				(€/mil)
A.		Companies consolidated on a line by line and proportional basis

		SANPAOLO IMI S.p.A. (Parent Bank)	Turin		10,346	824	—	—	—	—

A1		Companies consolidated on a line by line basis

	1	Alcedo S.r.l.	Padua	1	—	—	Sanpaolo IMI Private Equity	100.00	100.00	XXX

	2	Banca Comerciala Sanpaolo IMI Bank Romania S.A. (former West Bank S.A.)	Romania	1	7	(3)	Sanpaolo IMI	97.86	97.86	XXX	(A)

	3	Banca Fideuram S.p.A.	Rome	1	950	168	Sanpaolo IMI Invesp	64.10 9.28	64.10 9.28	XXX XXX

								73.38	73.38		(B)

	4	Banca d'Intermediazione Mobiliare IMI S.p.A. (Banca IMI)	Milan	1	406	59	Sanpaolo IMI	100.00	100.00	XXX

	5	Banca IMI Securities Corp.	United States	1	159	3	IMI Capital Market USA	100.00	100.00	XXX

	6	Banca OPI S.p.A.	Rome	1	694	40	Sanpaolo IMI	100.00	100.00	XXX	(C)

	7	Banca Popolare dell' Adriatico S.p.A.	Teramo	1	231	2	Sanpaolo IMI	100.00	100.00	XXX	(D)

	8	Banque Privée Fideuram Wargny S.A.	France	1	48	(21)	Financiere Fideuram	99.86	99.86	XXX

	9	Cassa di Risparmio di Padova e Rovigo S.p.A.	Padua	1	806	99	Sanpaolo IMI	100.00	100.00	XXX	(E)

	10	Cassa di Risparmio di Venezia S.p.A.	Venice	1	308	43	Sanpaolo IMI	100.00	100.00	XXX

	11	Cassa di Risparmio in Bologna S.p.A.	Bologna	1	627	49	Sanpaolo IMI	100.00	100.00	XXX

	12	Epta Global Investment Ltd	Ireland	1	1	2	Invesp	100.00	100.00	XXX	(F)

	13	Eptafund S.G.R. p.A.	Milan	1	26	10	Invesp	100.00	100.00	XXX	(F)

	14	Europool Befektetesi Alapkezelo Rt.	Hungary	1	1	—	Inter-Europa Consulting Inter-Europa Bank	46.00 5.00	46.00 5.00	XXX XXX

								51.00	51.00		(G)

	15	Farbanca S.p.A.	Bologna	4	11	—	Sanpaolo IMI	15.00	15.00	XXX

	16	Fideuram Asset Management (Ireland) Ltd	Ireland	1	141	137	Banca Fideuram	100.00	100.00	XXX

17	Fideuram Bank S.A.	Luxembourg	1	35	6	Banca Fideuram	99.99	99.99	XXX
						Fideuram Vita	0.01	0.01	XXX

							100.00	100.00

18	Fideuram Bank (Suisse) A.G.	Switzerland	1	21	1	Fideuram Bank	99.95	99.95	XXX

19	Fideuram Fiduciaria S.p.A.	Rome	1	2	—	Banca Fideuram	100.00	100.00	XXX

20	Fideuram Gestions S.A.	Luxembourg	1	16	1	Banca Fideuram	99.94	99.94	XXX
						Fideuram Vita	0.06	0.06	XXX

							100.00	100.00

21	Fideuram Investimenti S.G.R. S.p.A. (former Fideuram Fondi S.p.A.)	Rome	1	35	8	Banca Fideuram	99.50	99.50	XXX	(H)

22	Fideuram Wargny Active Broker S.A.	France	1	15	—	Banque Privée Fideuram Wargny	99.99	99.99	XXX

23	Fideuram Wargny Gestion S.A.	France	1	4	—	Banque Privée Fideuram Wargny	99.89	99.89	XXX

24	Fideuram Wargny Gestion S.A.M.	Principality of Monaco	1	5	—	Banque Privée Fideuram Wargny	99.96	99.96	XXX

25	Fin. OPI S.p.A.	Turin	1	237	5	Banca OPI	100.00	100.00	XXX

26	Financière Fideuram S.A.	France	1	28	—	Banca Fideuram	94.95	94.95	XXX

27	Finemiro Banca S.p.A.	Bologna	1	132	18	Sanpaolo IMI	96.68	96.68	XXX
						Cariforlì	0.28	0.28	XXX

							96.96	96.96

28	Finemiro Leasing S.p.A.	Bologna	1	51	14	Finemiro Banca	100.00	100.00	XXX	(C)

29	Friulcassa S.p.A.	Gorizia	1	241	22	Sanpaolo IMI	100.00	100.00	XXX	(I)

30	GEST Line S.p.A. (former Esaban S.p.A.)	Naples	1	57	40	Sanpaolo IMI	100.00	100.00	XXX	(J)

31	IDEA S.A.	Luxembourg	1	—	—	IMI Bank (Lux)	99.17	99.17	XXX
						Sanpaolo IMI International	0.83	0.83	XXX

							100.00	100.00

32	IE-New York Broker Rt	Hungary	1	4	1	Inter-Europa Consulting	90.00	90.00	XXX
						Inter-Europa Bank	10.00	10.00	XXX

							100.00	100.00		(G)

33	IMI Bank (Lux) S.A.	Luxembourg	1	77	1	Banca IMI	99.99	99.99	XXX
						IMI Investments	0.01	0.01	XXX

							100.00	100.00

34	IMI Capital Markets USA Corp.	United States	1	127	—	IMI Investments	100.00	100.00	XXX

35	IMI Finance Luxembourg S.A.	Luxembourg	1	7	9	IMI Investments	100.00	100.00	XXX

36	IMI Investimenti S.p.A.	Turin	1	973	(58)	Sanpaolo IMI	100.00	100.00	XXX

37	IMI Investments S.A.	Luxembourg	1	272	(4)	Banca IMI	99.99	99.99	XXX
						Banca IMI Securities	0.01	0.01	XXX

							100.00	100.00

38	IMI Real Estate S.A.	Luxembourg	1	4	—	IMI Bank (Lux)	99.99	99.99	XXX
						Sanpaolo IMI International	0.01	0.01	XXX

							100.00	100.00

39	Inter-Europa Bank Rt	Hungary	1	46	5	Sanpaolo IMI Internazionale	85.87	85.87	XXX	(K)

40	Inter-Europa Beruhazo Kft	Hungary	1	11	—	Inter-Europa Bank	100.00	100.00	XXX	(G)

41	Inter-Europa Consulting Kft	Hungary	1	4	—	Inter-Europa Fejlesztesi	51.00	51.00	XXX
						Inter-Europa Szolgaltato	49.00	49.00	XXX

							100.00	100.00		(G)

42	Inter-Europa Fejlesztesi Kft	Hungary	1	9	—	Inter-Europa Bank	100.00	100.00	XXX	(G)

43	Inter-Europa Szolgaltato Kft	Hungary	1	7	—	Inter-Europa Bank	100.00	100.00	XXX	(G)

44	Inter-Invest Risk Management Vagyonkezelo Rt	Hungary	1	1	—	Inter-Europa Bank	48.00	48.00	XXX
						Inter-Europa Consulting	48.00	48.00	XXX
						Inter-Europa Szolgaltato	4.00	4.00	XXX

							100.00	100.00		(G)

45	Invesp S.p.A.	Turin	1	409	43	Sanpaolo IMI	100.00	100.00	XXX	(L)

46	Lackenstar Ltd	Ireland	1	—	—	Sanpaolo IMI Bank Ireland	100.00	100.00	XXX

47	LDV Holding B.V.	Netherlands	1	139	7	Sanpaolo IMI Private Equity	100.00	100.00	XXX

48	NHS Investments S.A.	Luxembourg	1	56	(76)	IMI Investimenti	99.99	99.99	XXX
						LDV Holding	0.01	0.01	XXX

							100.00	100.00

49	NHS Mezzogiomo S.G.R. S.p.A. (subsequently Sanpaolo IMI Investimenti per lo Sviluppo SGR S.p.A.)	Naples	1	2	—	Sanpaolo IMI Private Equity	100.00	100.00	XXX	(M)

50	Prospettive 2001 S.p.A.	Turin	1	54	4	Sanpaolo IMI	100.00	100.00	XXX

51	Sanpaolo Banco di Napoli S.p.A.	Naples	1	1,225	28	Sanpaolo IMI	100.00	100.00	XXX	(N)

52	Sanpaolo Bank (Austria) A.G.	Austria	1	16	1	Sanpaolo Bank	100.00	100.00	XXX

53	Sanpaolo Bank S.A.	Luxembourg	1	201	47	Sanpaolo IMI	50.00	50.00	XXX	(O)
						Sanpaolo IMI WM	50.00	50.00	XXX

							100.00	100.00

54	Sanpaolo Bank (Suisse) S.A.	Switzerland	1	17	(5)	Sanpaolo Bank	99.98	99.98	XXX

55	Sanpaolo Fiduciaria S.p.A.	Milan	1	6	2	Sanpaolo IMI	100.00	100.00	XXX	(P)

56	Sanpaolo IMI Alternative Investments S.G.R. S.p.A.	Milan	1	5	(1)	Sanpaolo IMI WM	100.00	100.00	XXX

57	Sanpaolo IMI Asset Management S.G.R. S.p.A.	Turin	1	38	9	Sanpaolo IMI WM	100.00	100.00	XXX

58	Sanpaolo IMI Bank (International) S.A.	Madeira	1	181	5	Sanpaolo IMI	69.01	69.01	XXX
						Sanpaolo IMI International	30.99	30.99	XXX

							100.00	100.00		(Q)

59	Sanpaolo IMI Bank Ireland Plc	Ireland	1	518	21	Sanpaolo IMI	100.00	100.00	XXX

60	Sanpaolo IMI Capital Company I L.l.c.	United States	1	50	—	Sanpaolo IMI	100.00	100.00	XXX

61	Sanpaolo IMI Fondi Chiusi S.G.R. S.p.A. (former Cardine Investimenti S.G.R. S.p.A.)	Bologna	1	1	—	Sanpaolo IMI Private Equity	100.00	100.00	XXX

62	Sanpaolo IMI Institutional Asset Management S.G.R. S.p.A.	Monza	1	22	2	Sanpaolo IMI WM	85.00	85.00	XXX
						Banca IMI	11.72	11.72	XXX
						IMI Bank (Lux)	3.28	3.28	XXX

							100.00	100.00

63	Sanpaolo IMI International S.A.	Luxembourg	1	966	156	Sanpaolo IMI	100.00	100.00	XXX

64	Sanpaolo IMI Internazionale S.p.A.	Padua	1	83	(4)	Sanpaolo IMI	100.00	100.00	XXX	(M)(R)

65	Sanpaolo IMI Private Equity S.p.A.	Bologna	1	238	4	Sanpaolo IMI	100.00	100.00	XXX

66	Sanpaolo IMI US Financial Co.	United States	1	—	—	Sanpaolo IMI	100.00	100.00	XXX

	67	Sanpaolo IMI Wealth Management S.p.A.	Milan	1	698	102	Sanpaolo IMI	100.00	100.00	XXX

	68	Sanpaolo IMI WM Luxembourg S.A.	Luxembourg	1	12	41	Sanpaolo IMI WM	100.00	100.00	XXX

	69	Sanpaolo Invest Ireland Ltd	Ireland	1	6	6	Banca Fideuram	100.00	100.00	XXX	(S)

	70	Sanpaolo Invest SIM S.p.A. (former Banca Sanpaolo Invest S.p.A.)	Rome	1	19	—	Banca Fideuram	100.00	100.00	XXX	(T)

	71	Sanpaolo Leasint S.p.A.	Milan	1	109	17	Sanpaolo IMI	100.00	100.00	XXX	(C)

	72	SEP S.p.A.	Turin	1	3	—	Sanpaolo IMI	100.00	100.00	XXX

	73	Sogesmar S.A.	France	1	—	—	Banque Privée Fideuram Wargny	51.09	51.09	XXX
							Fideuram Wargny Gestion	48.19	48.19	XXX

								99.28	99.28

	74	SP Immobiliere S.A.	Luxembourg	1	—	—	Sanpaolo Bank	99.99	99.99	XXX
							Sanpaolo IMI WM Luxembourg	0.01	0.01	XXX

								100.00	100.00

	75	Sygman Szolgaltato es Kereskedelmi Rt.	Hungary	1	1	—	IE-New York Broker	100.00	100.00	XXX	(G)

	76	Tobuk Ltd	Ireland	1	—	—	Sanpaolo IMI Bank Ireland	100.00	100.00	XXX

	77	Tushingham Ltd	Ireland	1	—	—	Sanpaolo IMI Bank Ireland	100.00	100.00	XXX

A2		Companies consolidated with the proportional method

	1	Banka Koper d.d.	Slovenia	7	143	18	Sanpaolo IMI	62.60	32.99	XXX

	2	Cassa dei Risparmi di Forlì S.p.A.	Forlì	7	224	21	Sanpaolo IMI	29.77	29.77	XXX	(U)

	3	Centradia Group Ltd	United Kingdom	7	14	(7)	Sanpaolo IMI	29.03	29.03	XXX

	4	Centradia Ltd	United Kingdom	7	4	2	Centradia Group	100.00	100.00	XXX

	5	Centradia Services Ltd	United Kingdom	7	6	(4)	Centradia Group	100.00	100.00	XXX

B.		Investments carried at equity

B1		Investments carried at equity—subsidiaries(***)

	1	3G Mobile Investments S.A.	Belgium	1	22	(30)	IMI Investimenti	100.00	100.00	22

	2	Bonec Ltd	Ireland	1	—	—	Sanpaolo IMI Bank Ireland	100.00	100.00	—

	3	Cardine Financial Innovation S.p.A. (subsequenlty IMI Solutions S.p.A.)	Padua	1	—	—	Banca IMI	100.00	100.00	—	(V)

	4	Cedar Street Securities Corp.	United States	1	—	—	Banca IMI Securities	100.00	100.00	—

5	Consorzio Studi e Ricerche Fiscali	Rome	1	—	—	Sanpaolo IMI	55.00	55.00
						Banca Fideuram	10.00	10.00
						Banca IMI	5.00	5.00		—
						Banca OPI	5.00	5.00		—
						Fideuram Vita	5.00	5.00		—
						Sanpaolo Leasint	5.00	5.00		—
						Sanpaolo IMI Asset Management	5.00	5.00		—
						Sanpaolo IMI WM	5.00	5.00		—
						IMI Investimenti	2.50	2.50		—
						Sanpaolo IMI Private Equity	2.50	2.50		—

							100.00	100.00

6	Consumer Financial Services S.r.l.	Bologna	1	2	—	Finemiro Banca	100.00	100.00		2	(X)

7	CSP Investimenti S.r.l.	Turin	1	202	—	Sanpaolo IMI	100.00	100.00		162	(Y)

8	Emil Europe '92 S.r.l.	Bologna	1	4	—	Cassa di Risparmio Bologna	90.55	90.55		3

9	Fideuram Assicurazioni S.p.A.	Rome	1	9	1	Banca Fideuram	100.00	100.00		9

10	Fideuram Vita S.p.A.	Rome	1	440	35	Banca Fideuram	99.80	100.00		436

11	Immobiliare 21 S.r.l.	Milan	1	—	—	Invesp	100.00	100.00		—

12	Immobiliare Nettuno S.p.A.	Bologna	1	1	—	Cassa di Risparmio Bologna	100.00	100.00		1

13	NHS Luxembourg S.A.	Luxembourg	1	—	—	Sanpaolo IMI Private Equity	99.99	99.99		—
						LDV Holding	0.01	0.01		—

							100.00	100.00	(Z)

14	Noricum Vita S.p.A.	Turin	1	35	1	Sanpaolo Vita	57.85	57.85		—	(W)
						Sanpaolo IMI	42.15	42.15		15

							100.00	100.00		15	(AA)

15	Obiettivo Società di Gestione del Risparmio (S.G.R.) S.p.A.	Milan	1	2	(1)	Banca IMI	100.00	100.00		2

16	S.V.I.T. S.p.A.	Padua	1	1	—	Cassa di Risparmio Padova e Rovigo	57.45	57.45		—

17	Sanpaolo IMI Capital Partners Ltd	Guernsey	1	—	—	Sanpaolo IMI Private Equity	99.00	99.00	—
						Sanpaolo IMI Management	1.00	1.00	—	(W)

							100.00	100.00

18	Sanpaolo IMI Insurance Broker S.p.A. (former Poseidon Insurance Broker S.p.A.)	Bologna	1	3	1	Invesp	55.00	55.00	2
						Sanpaolo IMI	45.00	45.00	1

							100.00	100.00	3	(BB)

19	Sanpaolo IMI Management Ltd	United Kingdom	1	—	—	Sanpaolo IMI Private Equity	100.00	100.00	—

20	Sanpaolo Leasint G.M.B.H.	Austria	1	2	1	Sanpaolo Leasint	100.00	100.00	—

21	Sanpaolo Life Ltd	Ireland	1	103	22	Sanpaolo Vita	100.00	100.00	—	(W)

22	Sanpaolo Vita S.p.A.	Milan	1	461	96	Sanpaolo IMI WM	100.00	100.00	465	(CC)

23	Servizi S.r.l.	Bologna	1	1	1	Finemiro Banca	100.00	100.00	1

24	Studi e Ricerche per il Mezzogiorno	Naples	1	—	—	Sanpaolo IMI	16.67	16.67	—
						Banca OPI	16.67	16.67	—
						NHS Mezzogiorno	16.67	16.67	—
						Sanpaolo Banco di Napoli	16.66	16.66	—

							66.67	66.67	(X	)

25	Tele Futuro S.r.l. (former Picus S.p.A. in liq.)	Milan	1	—	—	LDV Holding	99.13	99.13	—
						Sanpaolo IMI Private Equity	0.02	0.02	—

							99.15	99.15

26	Universo Servizi S.p.A.	Milan	1	18	—	Sanpaolo Vita	99.00	99.00	—	(W)
						Sanpaolo IMI WM	1.00	1.00	—

							100.00	100.00	(X	)

27	Veneto Nanotech Scpa	Padua	1	—	—	Sanpaolo IMI	65.00	65.00	—	(DD)

28	W.D.W. S.A.	France	1	—	—	Banque Privèe Fideuram Wargny	99.72	99.72	—

29	West Trade Center S.A.	Romania	1	—	—	Sanpaolo IMI	100.00	100.00	—	(A)

30	BN Finrete SpA (liq.)	Naples	1	1	—	Sanpaolo IMI	99.00	99.00	1	(EE)

31	Cardine Finance Plc (in liq.)	Ireland	1	—	—	Sanpaolo IMI	99.97	99.97	—
						Cassa di Risparmio Padova e Rovigo	0.01	0.01	—

						Cassa di Risparmio Venezia	0.01	0.01	—
						Cassa di Risparmio Bologna	0.01	0.01	—

							100.00	100.00	(FF	)

32	Cardine Suisse S.A. (in liq.)	Switzerland	1	1	—	Sanpaolo IMI	99.00	99.00	1	(EE)

33	Cariparo Ireland Plc (in liq.)	Ireland	1	—	—	Sanpaolo IMI	99.94	99.94	—
						Friulcassa	0.02	0.02	—
						Banca Popolare dell'Adriatico	0.01	0.01	—
						Cassa di Risparmio Padova e Rovigo	0.01	0.01	—
						Cassa di Risparmio Venezia	0.01	0.01	—
						Cassa di Risparmio Bologna	0.01	0.01	—

							100.00	100.00	(GG	)

34	Cioccolato Feletti S.p.A. (in liq.)	Aosta	1	(2)	—	Invesp	95.00	95.00	—	(F)

35	Cotonificio Bresciano Ottolini S.r.l. (in liq.)	Brescia	1	—	—	Invesp	100.00	100.00	—	(F)

36	Epta Global Hedge S.G.R. p.A. (in liq.)	Milan	1	—	—	Invesp	90.00	90.00	—
						Eptafund	10.00	10.00	—

							100.00	100.00	(F	)

37	FISPAO S.p.A. (in liq.)	Turin	1	—	—	FIN.OPI	100.00	100.00	—	(GG)

38	Imifin S.p.A. (in liq.)	Rome	1	—	—	Sanpaolo IMI	100.00	100.00	—

39	IMI Bank A.G. (in liq.)	Germany	1	1	—	IMI Bank (Lux)	95.24	95.24	1	(EE)
						Sanpaolo IMI International	4.76	4.76	—

							100.00	100.00	1

40	Innovare S.r.l. (in liq.)	Naples	1	1	—	Sanpaolo IMI	90.00	90.00	1	(EE)

41	ISC Euroservice G.M.B.H. (in liq.)	Germany	1	—	—	Sanpaolo IMI	80.00	80.00	—

42	S. e P. Servizi e Progetti S.p.A. (in liq.)	Turin	1	—	—	FIN.OPI	100.00	100.00	—	(GG)

43	S.A.G.E.T. S.p.A. (in liq.)	Teramo	1	—	—	Banca Popolare dell'Adriatico	99.98	99.98	—

44	Sanpaolo U.S. Holding Co. (in liq.)	United States	1	4	—	Sanpaolo IMI	100.00	100.00	2	(EE)

45	Se.Ri.T. S.p.A. (in liq.)	Teramo	1	—	—	Banca Popolare dell'Adriatico	100.00	100.00	—

	46	Sicilsud Leasing S.p.A. (in liq.)	Palermo	1	—	(1)	FIN.OPI	100.00	100.00	—

	47	West Leasing S.A. (in liq.)	Romania	1	—	—	Sanpaolo Bank Romania	88.71	88.71	—
		Other minor investments								3	(HH)

			Investments carried at equity—subsidiaries(*)							1,130

B2		Investments carried at equity—other

	48	Aeffe S.p.A.	Rimini	8	56	5	LDV Holding	20.00	20.00	11	(II)

	49	Aeroporti Holding S.r.l.	Turin	8	21	—	Sanpaolo IMI Private Equity	30.00	30.00	6	(DD)

	50	Attività Finanziarie Merlo S.p.A.	Turin	8	15	—	Banca IMI	33.33	33.33	5	(II)(JJ)

	51	Axon Rt	Hungary	8	4	—	Inter-Europa Bank	22.71	22.71	1	(G)(II)

	52	Banque Sanpaolo S.A.	France	8	432	27	Sanpaolo IMI	40.00	40.00	173	(KK)

	53	Carpine S.p.A.	Modena	8	34	—	Sanpaolo IMI Private Equity	27.09	27.09	10	(DD)

	54	Cassa di Risparmio di Firenze S.p.A.	Florence	8	1,032	73	Sanpaolo IMI	19.50	19.50	196	(LL)

	55	CBE Service S.p.r.l.	Belgium	8	—	—	Sanpaolo IMI	31.70	31.70	—
							Cassa dei Risparmi di Forlì	5.00	5.00	—

								36.70	36.70

	56	CR Firenze Gestion Internationale S.A.	Luxembourg	8	7	7	Sanpaolo IMI	20.00	20.00	1

	57	Egida Compagnia di Assicurazioni S.p.A.	Turin	7	12	2	Sanpaolo Vita	50.00	50.00	—	(W)

	58	Esatri S.p.A.	Milan	8	92	54	Gest Line	31.50	31.50	29	(MM)

	59	Finconsumo Banca S.p.A.	Turin	8	81	18	Sanpaolo IMI	30.00	30.00	25	(NN)

	60	Finnat Investments S.p.A.	Rome	8	1	—	Invesp	20.00	20.00	—	(OO)

	61	Galaxy S. a r.l.	Luxembourg	8	25	(1)	FIN.OPI	20.00	20.00	5	(DD)

	62	HDI Assicurazioni S.p.A.	Rome	8	142	5	Sanpaolo IMI	28.32	28.32	38	(OO)

	63	I.TRE Iniziative Immobiliari Industriali S.p.A.	Rovigo	8	—	—	Cassa di Risparmio Padova e Rovigo	20.00	20.00	—

	64	Immobiliare Colonna '92 S.r.l.	Rome	8	6	1	FIN.OPI	33.33	33.33	2

	65	Integra S.r.l.	Belluno	8	—	—	Cassa di Risparmio Padova e Rovigo	29.65	29.65	—

	66	IW Bank S.p.A. (former IMIWeb Bank S.p.A.)	Milan	8	15	—	Banca IMI	20.00	20.00	3	(PP)

	67	Lama Dekani d.d.	Slovenia	8	—	—	Banka Koper	78.41	78.41	1	(QQ)

68	Liseuro S.p.A.	Udine	8	4	—	Sanpaolo IMI	35.11	35.11	1	(OO)

69	Padova 2000 Iniziative Immobiliari S.p.A.	Padua	8	(9)	(9)	Cassa di Risparmio Padova e Rovigo	45.01	45.01	—	(OO)

70	Pivka Perutninarstvo d.d.	Slovenia	8	—	—	Banka Koper	26.36	26.36	1

71	Progema S.r.l.	Turin	8	—	—	Finemiro Banca	10.00	10.00	—
						SEP	10.00	10.00	—

							20.00	20.00		(OO)

72	Sagat S.p.A.	Turin	8	44	3	IMI Investimenti	12.40	12.40	5	(OO)(RR)

73	Sanpaolo IMI Private Equity Scheme B.V.	Netherlands	8	44	(19)	LDV Holding	29.38	29.38	13

74	Sifin S.r.l.	Bologna	8	2	2	Invesp	30.00	30.00	—

75	Sinloc—Sistemi Iniziative Locali S.p.A.	Turin	8	43	1	FIN.OPI	31.85	31.85	15
						Banca OPI	8.15	8.15	4

							40.00	40.00	19

76	Società Friulana Esazione Tributi S.p.A.	Udine	8	6	—	Friulcassa	33.33	33.33	2	(II)

77	Società Gestione per il Realizzo S.p.A.	Rome	8	19	(2)	Sanpaolo IMI	28.31	28.31	1
						Banca Fideuram	0.64	0.64	—

							28.95	28.95		(OO)

78	Splosna Plovba Portoroz d.d.	Slovenia	8	—	—	Banka Koper	21.00	21.00	—

79	Summa Finance S.p.A.	Bologna	8	—	—	Invesp	39.90	39.90	—

80	Synesis Finanziaria S.p.A.	Turin	8	382	11	IMI Investimenti	25.00	25.00	96	(SS)

81	Trivimm S.r.l.	Verona	8	1	—	Sanpaolo IMI	23.00	23.00	—

82	Aeroporto di Napoli S.p.A. (in liq.)	Naples	8	—	—	Sanpaolo IMI	20.00	20.00	—

83	Chasefin—Chase Finanziaria S.p.A. (in liq.)	Milan	8	—	—	Finemiro Leasing	30.00	30.00	—

84	Consorzio Agrario Prov.le di Rovigo (in liq.)	Rovigo	8	(6)	1	Cassa di Risparmio Padova e Rovigo	35.45	35.45	—	(II)

85	Consorzio Bancario SIR S.p.A. (in liq.)	Rome	8	(249)	(250)	Sanpaolo IMI	32.84	32.84	—	(OO)(TT)

86	Finexpance S.p.A. (in liq.)	Chiavari	8	—	9	Sanpaolo IMI	30.00	30.00	—

87	G.E.CAP. S.p.A. (in liq.)	Foggia	8	2	4	Sanpaolo IMI	37.25	37.25	—	(OO)

88	Galileo Holding S.p.A. (in liq.)	Venice	8	(23)	1	Sanpaolo IMI	31.52	31.52	—	(OO)(UU)

89	Italinfra Grandi Progetti S.p.A. (in liq.)	Naples	8	4	—	Sanpaolo IMI	30.00	30.00	—

90	Mega International S.p.A. (in arrangement before bankruptcy)	Ravenna	8	(2)	—	Finemiro Banca	48.00	48.00	—	(OO)

91	Sofimer S.p.A. (in liq.)	Naples	8	—	—	Sanpaolo IMI	20.00	20.00	—	(GG)(VV)
	Other equity investments								1	(HH)

		Total investments carried at equity—other							645

		Total investments carried at equity							1,775

Notes to the table significant investments:

(*)
Type of relationship:

1
=   control ex Art. 2359 Italian Civil Code, subsection 1, no. 1: majority of voting rights in the ordinary meeting.

2
=   control ex Art. 2359 Italian Civil Code, subsection 1, no. 2: dominating influence in the ordinary meeting.

3
=   control ex Art. 2359 Italian Civil Code, subsection 2, no. 1: agreements with other partners.

4
=   other forms of control.

5
=   joint control ex Art. 35, subsection 1 of Decree 87/92.

6
=   associated company ex Art. 36, subsection 1 of Decree 87/92: company over which "significant influence" is exercised, which is assumed to exist when at least 20% of the voting rights in the ordinary meeting are held.

(**)
Shareholders' equity for consolidated companies corresponds to that used for the consolidation procedures. It also includes income for the year before distribution of dividends (net of any interim dividends).

(***)
The list does not include investments of Isveimer S.p.A. (in liquidation) and Società per la gestione di attività S.p.A. (Sga), given the particular characteristics of the respective interest held (see Note 17—"Other liabilities").

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

(G)
The company became part of the Sanpaolo IMI Group following the purchase of control over Inter Europa Bank Rt. in April 2003.

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

(TT)
The investment refers to the IMI-SIR dispute illustrated in Note 13 "Other assets".

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

        Among the remaining investments held by the Group the most significant are listed below by amount invested (book value equal to or higher than € 2.5 million):

Other significant equity investments 2004

		Ownership
Name	Registered offices			Consolidated book values
		Held by	%(*)
				(€/mil)
AEM Torino S.p.A.	Turin	FIN.OPI	4.93	34
Autostrada BS-VR-VI-PD S.p.A.	Verona	Sanpaolo IMI	5.80	6
Azimut S.p.A.	Viareggio	LDV Holding	9.09	34
		Sanpaolo IMI Private Equity	0.08	—

			9.17	34
Banca delle Marche S.p.A.	Ancona	Sanpaolo IMI	7.00	92
Banca d'Italia	Rome	Sanpaolo IMI	8.33	185
		Cassa di Risparmio Bologna	6.20	—
		Cassa di Risparmio Padova e Rovigo	1.20	—
		Cassa di Risparmio Venezia	0.88	—
		Friulcassa	0.63	—
		Cariforlì	0.20	2

			17.44	187
Banco del Desarrollo S.A.	Chile	Sanpaolo IMI	15.72	23
Banque Espirito Santo et de la Venetie S.A.	France	Sanpaolo IMI	18.00	10	(A)
BIAT S.A.	Tunisia	Sanpaolo IMI Internazionale	5.61	8
Borsa Italiana S.p.A.	Milan	Banca IMI	7.94	21
		Sanpaolo IMI	5.37	52
		Sanpaolo Bank	0.43	—	(B)

			13.74	73
Cassa di Risparmio di Ferrara S.p.A.	Ferrara	Sanpaolo IMI	1.15	6	(C)
Centrale dei Bilanci S.r.l.	Turin	Sanpaolo IMI	12.60	6
Centro Factoring S.p.A.	Florence	Sanpaolo IMI	10.81	3	(A)
		Cariforlì	0.11	—
			10.92	3
Centro Leasing S.p.A.	Florence	Sanpaolo IMI	12.33	15	(A)
		Cariforlì	0.05	—

			12.38	15
Cimos International d.d.	Slovenia	Banka Koper	13.55	7
Compagnia Assicuratrice Unipol S.p.A.	Bologna	Sanpaolo IMI	1.90	55	(A)
Convergenza S.c.a.	Luxembourg	Sanpaolo IMI Private Equity	6.67	11
Dyckerhoff A.G.	Germany	IMI Finance	12.12	45
Engineering Ingegneria Informatica S.p.A.	Rome	Sanpaolo IMI Private Equity	1.60	4
FHB Foldhitel es Jelzalogbank Rt	Hungary	Inter-Europa Bank	1.73	3	(D)
FIAT S.p.A.	Turin	IMI Investimenti	0.93	53
Fin.Ser. S.p.A.	Padua	Cassa di Risparmio Padova e Rovigo	15.00	3
Fincantieri—Cantieri Navali Italiani S.p.A.	Trieste	IMI Investimenti	1.97	7	(E)

Fondo Europeo per gli Investimenti	Luxembourg	Sanpaolo IMI Private Equity	0.50	3
Hera S.p.A.	Bologna	FIN.OPI	1.11	11
Hutchison 3G Italia S.p.A.	Milan	NHS Investments	5.58	27
		3G Mobile Investments	2.23	—	(F)

			7.81	27
Infracom Italia S.p.A.	Verona	IMI Investimenti	7.35	25	(E)
Istituto Enciclopedia Italiana S.p.A.	Rome	Sanpaolo IMI	8.00	3
Istituto per il Credito Sportivo	Rome	Sanpaolo IMI	10.81	19
Italenergia Bis S.p.A.	Turin	IMI Investimenti	12.48	431
IXIS Asset Management Group S.A.	France	Sanpaolo IMI	12.00	192	(G)
IXIS Corporate & Investment Bank S.A.	France	Sanpaolo IMI	2.45	86	(G)
Kredyt Bank S.A.	Poland	Sanpaolo IMI Internazionale	2.83	16
Merloni Termosanitari S.p.A.	Ancona	IMI Investimenti	7.42	27	(H)
Santander Central Hispano S.A.	Spain	Sanpaolo IMI	0.84	458
		Sanpaolo IMI International	1.35	769

			2.19	1,227
Simest S.p.A.	Rome	Sanpaolo IMI	4.01	6
Transdev S.A.	France	FIN.OPI	7.00	11
Other minor investments				55

Total other significant equity investments				2,824

Notes to the table "other significant investments":

(*)
The percentage refers to the total capital.

(A)
The Parent Bank acquired the investment following the merger by incorporation of Invesp S.p.A..

(B)
Sanpaolo Bank S.A. now holds an interest in the company following the merger of IMI Bank (Lux) S.A. in September 2004.

(C)
The Parent Bank acquired the investment following the merger by incorporation of Prospettive 2001 S.p.A..

(D)
The company was purchased in May 2004.

(E)
The company was sold by the Parent Bank to IMI Investimenti S.p.A. in January 2004.

(F)
The book value is included in the valuation in net equity of the holding company.

(G)
The investment was acquired in December 2004 following the Parent Bank's repositioning of its investments in CDC Ixis.

(H)
IMI Investimenti acquired 6.05% from LDV Holding in September 2004 and 1.37% from Banca Popolare dell'Adriatico in November 2004. The percentage refers to the total capital.

Other significant equity investments 2003

		Ownership
Name	Registered offices			Consolidated book values
		Held by	% (*)
				(€/mil)
AC.E.GA.S APS S.p.A.	Trieste	Friulcassa	0.65	2
		Cassa di Risparmio Padova e Rovigo	0.52	1

			1.17	3
AEM Torino S.p.A.	Turin	FIN.OPI	3.00	17	(A)
Autostrada BS-VR-VI-PD S.p.A.	Verona	Sanpaolo IMI	5.80	6
Azimut S.p.A.	Viareggio	LDV Holding	9.09	34
		Sanpaolo IMI Private Equity	0.08	—

			9.17	34
Banca delle Marche S.p.A.	Ancona	Sanpaolo IMI	7.00	92	(B)
Banca d'Italia	Rome	Sanpaolo IMI	8.33	185
		Cassa di Risparmio Bologna	6.20	—
		Cassa di Risparmio Padova e Rovigo	1.20	—
		Cassa di Risparmio Venezia	0.88	—
		Friulcassa	0.63	—
		Cariforlì	0.20	2

			17.44	187
Banco del Desarrollo S.A.	Chile	Sanpaolo IMI	15.72	23
Banksiel S.p.A.	Milan	Sanpaolo IMI	7.00	3
Banque Espirito Santo et de la Venetie S.A.	France	Prospettive 2001	18.00	10
BIAT S.A.	Tunisia	Sanpaolo IMI Internazionale	5.61	7	(C)
Borsa Italiana S.p.A.	Milan	Banca IMI	7.94	22
		Sanpaolo IMI	5.37	52
		IMI Bank (Lux)	0.43	—

			13.74	74
Cassa di Risparmio di Ferrara S.p.A.	Ferrara	Prospettive 2001	1.15	6
CDC Finance—CDC IXIS S.A.	France	Sanpaolo IMI	3.45	328
Centrale dei Bilanci S.r.l.	Turin	Sanpaolo IMI	12.60	6
Centro Agroalimentare di Napoli S.c.p.A.	Naples	Sanpaolo IMI	15.68	3
Centro Factoring S.p.A.	Florence	Invesp	10.81	3
		Cariforlì	0.11	—

			10.92	3
Centro Leasing S.p.A.	Florence	Invesp	12.33	15
		Cariforlì	0.05	—

			12.38	15
Cimos International d.d.	Slovenia	Banka Koper	13.55	7
Compagnia Assicuratrice Unipol S.p.A.	Bologna	Invesp	2.00	61
Convergenza S.c.a.	Luxembourg	Sanpaolo IMI Private Equity	6.67	8
Dyckerhoff A.G.	Germany	IMI Finance	7.88	30
		IMI Investments	4.24	15

			12.12	45

Engineering Ingegneria Informatica S.p.A.	Rome	Sanpaolo IMI Private Equity	1.60	4
Euromedia Venture Belgique S.A.	Belgium	Sanpaolo IMI Private Equity	9.68	3
FIAT S.p.A.	Turin	IMI Investimenti	0.93	58
Fin.Ser. S.p.A.	Padua	Cassa di Risparmio Padova e Rovigo	15.00	4
Fincantieri—Cantieri Navali Italiani S.p.A.	Trieste	IMI Investimenti	1.21	4
		Sanpaolo IMI	0.76	3

			1.97	7
Fondo Europeo per gli Investimenti	Luxembourg	Sanpaolo IMI Private Equity	0.50	3	(B)
Hera S.p.A.	Bologna	FIN.OPI	1.05	10	(D)
Hutchinson 3G Italia S.p.A.	Milan	NHS Investments	5.58	70
		3G Mobile Investments	2.23	—	(E)

			7.81	70
Infracom Italia S.p.A. (former Serenissima Infracom S.p.A.)	Verona	Sanpaolo IMI	7.35	25
Istituto Enciclopedia Italiana S.p.A.	Rome	Sanpaolo IMI	8.00	3
Istituto per il Credito Sportivo	Rome	Sanpaolo IMI	10.81	19
Italenergia Bis S.p.A.	Turin	IMI Investimenti	12.48	431
Kiwi II Ventura Servicos de Consultoria S.A.	Madeira	Sanpaolo IMI Private Equity	1.09	4
Kredyt Bank S.A.	Poland	Sanpaolo IMI Internazionale	3.64	17	(C)
Merloni Termosanitari S.p.A.	Ancona	LDV Holding	6.05	22
		Banca Popolare dell'Adriatico	1.37	5

			7.42	27
Santander Central Hispano S.A.	Spain	Sanpaolo IMI	1.10	425
		Sanpaolo IMI International	1.77	680

			2.87	1,105
Simest S.p.A.	Rome	Sanpaolo IMI	4.01	6
Transdev S.A.	France	FIN.OPI	7.00	11
Other minor investments				52

Total other significant equity investments				2,797

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

(E)
The book value is included in the valuation in net equity of the holding company.

Composition of the investment portfolio

Analysis of caption 80 "Investments in Group companies" (Table 3.5 B.I.)	12/31/04	12/31/03
	(€/mil)
(a) Investment in banks
1. quoted	—	—
2. unquoted	—	—
(b) Investment in financial institutions
1. quoted	—	—
2. unquoted	8	11
(c) Other investments
1. quoted	—	—
2. unquoted	1,074	1,119

Total	1,082	1,130

Analysis of caption 70 "Equity investments" (table 3.4 B.I.)	12/31/04	12/31/03
	(€/mil)
(a) Investments in banks
1. quoted	1,466	1,327
2. Unquoted	610	869
(b) Investments in financial institutions
1. quoted	—	—
2. unquoted	381	195
(c) Other investments
1. quoted	204	200
2. unquoted	760	851

Total	3,421	3,442

        As of December 2004, the main characteristics of the commitments and options on significant investments are provided below:

  •
  the Cassa dei Risparmi di Forlì share purchase agreement of November 29, 2000, between Fondazione CR Forlì (seller) and SANPAOLO IMI and Cassa di Risparmio di Firenze (purchasers), provides that the purchasers shall grant Fondazione an option to sell ordinary shares representing not more than 51.35% of the share capital of CR Forlì, to be exercised in a number of tranches, at a unit price of € 8.11 per share for the first two tranches and at a price determined according to the "fair market value" for the last tranches. The put option may be exercised by Fondazione at any time between June 12, 2002 and the 15th day before the expiry of the first period for notice of termination of the Consortium Agreement drawn up between the same parties (December 31, 2008). On May 12, 2003 Fondazione CR Forlì exercised the first tranche of the put option on 8,335,370 shares (equal to 8.75% of the share capital), for a price of € 68 million for the quota attributable to SANPAOLO IMI. After acquisition, the investment held by SANPAOLO IMI rose to 29.77%. The option on the portion of share capital still held by Fondazione, involved the booking of € 174 million to commitments for the "put options issued";

  •
  the agreement between the Parent Bank and the majority shareholders of Banka Koper, aimed at purchasing a controlling investment in the company, provides that, in the event the Public Offering in March 2002 for the entire share capital of the company is successful, SANPAOLO IMI guarantees the leading shareholders a put option on their shares which were not contributed in the Public Offering. Such entitlement is also extended to each shareholder which contributed at least one share to the Public Offering. Each shareholder may exercise the put option during the 30 days after March 31, June 30, September 30, and December 31, of each year, commencing from the 30 days after December 31, 2002 and up to the 30th day after June 30, 2006. The price is equal to that of the Public Offering, plus interest calculated on the rate paid by Banka Koper 'one year and one day' deposits in Slovenian Tolar, for the period extending from the last effective day of the Public Offering, to the day on which the put option is exercised and is reduced by the dividends collected on such shares. This transaction involved the booking of € 83 million to "commitments for put options issued", such amount being the equivalent of 33.79% of the share capital;

  •
  in the context of the agreement concluded on November 15, 1999 between Ente Cassa di Risparmio di Firenze and SANPAOLO IMI for the acquisition of a 15% stake in Cassa di Risparmio di Firenze, a right of pre-emption at "fair price" was granted to SANPAOLO IMI, in the event that Ente CR Firenze transfers CR Firenze shares. The agreement also provided that, in the event that SANPAOLO IMI should not exercise its pre-emption right, the shares involved, representing a total of around 10.8% of CRF share capital, may be offered on sale to third parties at the same "fair price". In the event of an unsuccessful sale to third parties, Ente CRF is entitled to offer the shares on sale to the Bank, who is obliged to purchase them at a price equal to the arithmetical average of the official stockmarket prices over the previous three months, increased by 50%, on the condition that the average daily volume of dealings in the shares is equal to € 3 million (under this assumption, the amount as of December, 31, 2004 is estimated at approximately € 296 million, while the amount as of December 31, 2003 was € 238 million). If, however, the average daily volume of dealings in the shares is less than € 3 million, the price will be determined according to the best technical valuation of the sector. Considering that the conditions under which the Bank is obliged to purchase in the event of an unsuccessful sale to third parties by Ente CRF and that the Bank has not yet expressed its willingness to exercise its pre-emption rights, no amount for commitments has been recorded to the financial statements;

  •
  in the context of the agreement concluded on July 16, 2003 between SANPAOLO IMI and the Fondazioni shareholders of Banca delle Marche, which led to the take over of 7% of the share capital in the latter bank, SANPAOLO IMI granted to the Fondazioni a put option on 8% of the bank's capital, exercisable before 12/31/06. The unit price for exercising the put option shall equal the greater amount of: (i) € 1.8, plus the one-month Euribor rate (365 day basis) from the date of execution of the contract to the date on which the put option is exercised, less the dividends collected by Fondazioni in the same period and, (ii) € 1.8 plus any increase in net equity of each Banca delle Marche share from 12/31/02 to the date on which the put option is exercised, on the basis of the latest financial statements or the half year report, whichever is most recent. This transaction involved the booking of € 107 million to "commitments for put options issued".

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

Changes during the year in the investment portfolio

        The following table shows the changes during 2004 in the investment portfolio:

Investments in Group companies (Table 3.6.1 B.I.)	(€/mil)
A. Opening balance as of January 1, 2004	1,130

B. Increases
B1. purchases	1
B2. writebacks	—
B3. revaluations	—
B4. other changes	214

C. Decreases
C1. sales	226
C2. adjustments	18
including:
long-term writedowns	—
C3. other changes	19

D. Closing balance as of December 31, 2004	1,082

E. Total revaluations	69

F. Total adjustments	871

        Subcaption B1. "Purchases" refers to the payment to share capital of € 1 million to cover prior year losses incurred by Obiettivo Sgr S.p.A.

        Subcaption B4. "Other changes" includes:

  •
  increases in subsidiaries valued according to the net equity method (€ 145 million), substantially reflect the income from the net valuation of dividends distributed;

  •
  the book value of Sanpaolo Bank (Austria) A.G, (€ 14 million) valued for the first time at equity and no longer consolidated on a line by line basis;

  •
  profits of € 51 million and € 3 million earned from the disposal of, respectively, CSP Investimenti S.r.l. and Sanpaolo Bank (Austria) A.G.

        Subcaption C1. "Sales" reflect the disposal of shares held in Sanpaolo Bank (Austria) A.G. for € 17 million and CSP Investimenti S.r.l. for € 208 million.

        Subcaption C2. "Adjustments" refers to the writedown of € 18 million to the investment in 3G Mobile Investments S.A. by IMI Investimenti (see Note 25 "Adjustments, writebacks and provisions").

        Subcaption C3. "Other adjustments" includes decreases in subsidiaries valued according to the net equity method (€ 4 million) as well as from the merger by incorporation of Obiettivo Sgr S.p.A. in Sanpaolo IMI Alternative Investments S.p.A. (€ 3 million).

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

        Subcaption C1. "Sales" reflects the sale price of IMIWeb (UK) Limited (€ 2 million).

        Subcaption C2. "Adjustments" refers to the write down of the investment in 3G Mobile Investments S.A. by IMI Investimenti (€ 30 million) (see Note 25 "Adjustments, writebacks and provisions").

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

        The following table shows the changes during 2004 in other equity investments:

Other equity investments (Table 3.6.2 B.I.)	(€/mil)
A. Opening balance as of January 1, 2004	3,442

B. Increases
B1. purchases	31
B2. writebacks	123
B3. revaluations	—
B4. other changes	402

C. Decreases
C1. sales	165
C2. Adjustments	60
including:
long-term writedowns	10
C3. other changes	352

D. Closing balance as of December 31, 2004	3,421

E. Total revaluations	245

F. Total adjustments	1,046

        Subcaption B1. "Purchases" includes:

  •
  investments made by Banca OPI S.p.A. and by its subsidiary FIN.OPI S.p.A. in AEM Torino S.p.A. (€ 17 million), in Rimini Fiera S.p.A. (€ 2 million), in Hera S.p.A. (€ 1 million) and in Henderson PFI Secondary Fund (€ 1 million);

  •
  the increases in capital subscribed by Ldv Holding Bv in Convergenza S.c.a. (€ 3 million), by FIN.OPI S.p.A. in Transdev S.A. (€ 1 million) and by Sanpaolo IMI Internazionale S.p.A. in Biat S.A.(€ 1 million);

  •
  payment of € 2 million to the share capital of Synesis Finanziaria S.p.A. by IMI Investimenti S.p.A..

        Subcaption B2. "Writebacks" refers mainly to writebacks made by the Parent Bank and by Sanpaolo IMI International S.A. in Santander Central Hispano S.A. for € 122 million. (see Note 25 "Adjustments, writebacks and provisions").

        Subcaption B4. "Other changes" includes:

  •
  profits for € 75 million realized from the sale of investments, of which € 67 million from the Parent Bank's disposal of shares held in Finconsumo Banca S.p.A. (€ 55 million), in HDI Assicurazioni S.p.A. (€ 5 million), in Mostra d'Oltremare (€ 3 million), in CRIF S.p.A. (€ 2 million), in Meliorbanca S.p.A. (€ 2 million), € 4 million from the disposal by IMI Investimenti of shares in Serene S.p.A. and € 2 million from the disposal by Friulcassa S.p.A. and Cariparo S.p.A. of shares held in Acegas-APS S.p.A.;

  •
  the book value of the € 4 million shareholding in Centradia Group Ltd valued for the first time at net equity and no longer consolidated proportionally;

  •
  the shareholdings in IXIS Asset Management Group S.A. for € 192 million and in IXIS Corporate & Investment Bank S.A. for € 86 million, received following the repositioning of the CDC Ixis investment;

  •
  increases in non-subsidiary companies valued according to the net equity method (€ 44 million), substantially reflect the income from the net valuation of dividends distributed.

        Subcaption C1 "Sales" refers to:

  •
  the disposal by the Parent Bank of the shareholding in Finconsumo Banca S.p.A. for € 80 million, in HDI Assicurazioni S.p.A. for € 47 million, in Mostra d'Oltremare for € 3 million, in Unipol S.p.A. for € 3 million, in Meliorbanca for € 2 million and in Crif S.p.A. for € 2 million;

  •
  the disposal by IMI Investimenti S.p.A. of its shareholding in Serene S.p.A. for € 5 million;

  •
  the disposal by FIN.OPI S.p.A. of a portion of its shareholding in Sinloc S.p.A. for € 10 million and of the shareholding in Immobiliare Colonna '92 S.r.l. for € 2 million;

  •
  the disposal by Friulcassa S.p.A. and Cariparo S.p.A. of shares held in Acegas-APS S.p.A. for € 5 million.

        Subcaption C2. "Adjustments" mainly reflects writedowns made by NHS Investments S.A. and IMI Investimenti S.p.A. in Hutchinson 3G Italia S.p.A. for € 43 million and by IMI Investimenti S.p.A. in Fiat S.p.A. for € 5 million. Detail of other adjustments is provided in Note 25 "Adjustments, writebacks and provisions".

        Subcaption C3. "Other changes" includes:

  •
  the decrease equal to the value of the transferred shareholding in CDC Ixis for € 277 million against the investments in IXIS Asset Management Group S.A. and IXIS Corporate & Investment Bank S.A;

  •
  the € 50 million loss from the transfer of the investment in CDC Ixis to the company vehicles IXIS Asset Management Group S.A. and Ixis Corporate Investment Bank in which the Parent Bank repositioned the investment;

  •
  the € 16 million decrease in value of companies valued using the equity method;

  •
  reimbursements of capital for € 8 million made by some companies.

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

(€ 11 million). (Detail of other adjustments is provided in Note 25 "Adjustments, writebacks and provisions").

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

Amounts due to and from Group companies and investments (non-Group companies)

        Amounts due to and from Group companies, as established in art. 4 of D.Lgs. 87/92, as well as subsidiaries and affiliated companies (non-Group companies), are analyzed in the following tables:

Amounts due to and from Group companies (Table 3.2 B.I.)	12/31/04	12/31/03
(a) Assets
1. due from banks	—	—
of which:
—subordinated	—	—
2. due from financial institutions(*)	18	20
of which:
—subordinated	—	—
3. due from other customers	250	116
of which:
—subordinated	150	65
4. bonds and other debt securities	139	121
of which:
—subordinated	2	2

Total assets	407	257

(b) Liabilities
1. due to banks	59	40
2. due to financial institutions	10	7
3. due to other customers	230	326
4. securities issued	1,036	1,049
5. subordinated liabilities	—	2

Total liabilities	1,335	1,424

(c) Guarantees and commitments
1. guarantees given	4	5
2. commitments	—	6

Total guarantees and commitments	4	11

(*)
Excluding € 841 million Parent Bank loans (€ 1,042 as of December 31, 2003) due from Sga given the particular characteristics of the respective interest held (see Note 17 "Other liabilities").

Amounts due to and from investments (non-Group companies) (Table 3.3 B.I.)	12/31/04	12/31/03
(a) Assets
1. due from banks(*)	1,371	1,153
of which:
—subordinated	10	10
2. due from financial institutions	1,659	2,548
of which:
—subordinated	1	—
3. due from other customers	797	1,219
of which:
—subordinated	—	—
4. bonds and other debt securities(**)	307	90
of which:
—subordinated	9	12

Total assets	4,134	5,010

(b) Liabilities
1. due to banks(***)	1,150	1,939
2. due to financial institutions	367	313
3. due to other customers	213	296
4. securities issued	—	—
5. subordinated liabilities	—	—

Total liabilities	1,730	2,548

(c) Guarantees and commitments
1. guarantees given	788	1,085
2. commitments	434	435

Total guarantees and commitments	1,222	1,520

(*)
Including the compulsory reserve deposited with the Bank of Italy.

(**)
The subsidiary A.I.P. also holds bonds issued by Banque Sanpaolo and Carifirenze for € 325 million (€ 320 million as of December 31, 2003).

(***)
Including the repurchase agreements with the Bank of Italy.

        To supplement the previous table, amounts due to and from affiliated companies (in which Group companies hold 20% or more, or 10% or more if quoted) are analyzed below:

Amounts due to and from affiliated companies	12/31/04	12/31/03
(a) Assets
1. due from banks	817	589
of which:
—subordinated	—	—
2. due from financial institutions	457	446
of which:
—subordinated	—	—
3. due from other customers	49	230
of which:
—subordinated	—	—
4. bonds and other debt securities(*)	18	12
of which:
—subordinated	9	12

Total assets	1,341	1,277

(b) Liabilities
1. due to banks	80	70
2. due to financial institutions	12	19
3. due to other customers	5	71
4. securities issued	—	—
5. subordinated liabilities	—	—

Total liabilities	97	160

(c) Guarantees and commitments
1. guarantees given	182	286
2. commitments	10	26

Total guarantees and commitments	192	312

(*)
The subsidiary A.I.P. also holds bonds issued by Banque Sanpaolo and Carifirenze for € 325 million (€ 320 million as of December 31, 2003).

(12) TANGIBLE AND INTANGIBLE FIXED ASSETS

        Tangible and intangible fixed assets comprise the following:

	12/31/04	12/31/03
	(€/mil)
Tangible fixed assets (caption 120)	1,804	1,972
Intangible fixed assets (caption 110)	289	343

Total	2,093	2,315

Tangible fixed assets (caption 120)

        Tangible fixed assets comprise:

	12/31/04	12/31/03
	(€/mil)
Property
—operating	1,458	1,535
—non-operating	96	221
Furniture and installations
—electronic equipment	144	116
—general and specific installations	37	45
—office furniture and equipment	67	53
—vehicles	2	2

Total	1,804	1,972

        The following table shows the changes in tangible fixed assets during 2004

Changes in tangible fixed assets during the year (Table 4.1 B.I.)	(€/mil)
A. Opening balance as of January 1, 2004	1,972

B. Increases	376
B1. purchases	329
B2. writebacks	—
B3. revaluations	—
B4. other changes	47

C. Decreases	544
C1. sales	162
C2. adjustments
(a) depreciation	238
(b) long-term writedowns	—
C3. other changes	144
D. Closing balance as of December 31, 2004	1,804

E. Total revaluations	1,345
F. Total adjustments	3,052
(a) accumulated depreciation	3,045
(b) long-term writedowns	7

        The following table shows the changes in tangible fixed assets during 2003

Changes in tangible fixed assets during the year (Table 4.1 B.I.)	(€/mil)
A. Opening balance as of January 1, 2003	2,229

B. Increases	308
B1. purchases	178
B2. writebacks	—
B3. revaluations	65
B4. other changes	65

C. Decreases	565
C1. sales	18
C2. adjustments
(a) depreciation	249
(b) long-term writedowns	3
C3. other changes	295
D. Closing balance as of December 31, 2003	1,972

E. Total revaluations	1,458
F. Total adjustments	2,904
(a) accumulated depreciation	2,900
(b) long-term writedowns	4

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

        The balance of the revaluation, net of the relevant substitute tax, has been accrued to a specific net equity reserve subject to taxation. Altogether the assets were revalued by € 65 million, the substitute tax totaled € 11 million, and the resulting difference of 54 million has been accrued to a revaluation reserve (see note 16).

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

Intangible fixed assets (caption 110)

        Intangible fixed assets comprise:

	12/31/04	12/31/03
Goodwill	6	7
Software in use	191	201
Software not yet in use	41	73
Other deferred charges	51	62

Total	289	343

        The caption "software in use" refers to purchases of new packages for integrating the operating network procedures.

        Amounts recorded to the caption "software not yet in use" relate to changes interventions to develop programs mainly ordered from third parties and not yet completed.

        Other "Deferred charges" include:

  •
  € 36 million (€ 49million as of December 31, 2003) for leasehold property improvements;

  •
  € 1 million (€ 2 million as of December 31, 2003) for start-up and expansion costs.

        The following table shows the changes in intangible fixed assets during 2004.

Changes in intangible fixed assets during the year (Table 4.2 B.I.)	(€/mil)
A. Opening balance as of January 1, 2004	343

B. Increases	284
B1. purchases	168
B2. writebacks	—
B3. revaluations	—
B4. other changes	116

C. Decreases	338
C1. sales	1
C2. adjustments
(a) amortization	219
(b) long-term writedowns	—
C3. other changes	118
D. Closing balance as of December 31,2004	289

E. Total revaluations	—
F. Total adjustments	875
(a) accumulated amortization	875
(b) long-term writedowns	—

        The following table shows the changes in intangible fixed assets during 2003.

Changes in intangible fixed assets during the year (Table 4.2 B.I.)	(€/mil)
A. Opening balance as of January 1, 2003	406

B. Increases	363
B1. purchases	211
B2. writebacks	—
B3. revaluations	—
B4. other changes	152

C. Decreases	426
C1. sales	—
C2. adjustments
(a) amortization	232
(b) long-term writedowns	8
C3. other changes	186
D. Closing balance as of December 31,2003	343

E. Total revaluations	—
F. Total adjustments	551
(a) accumulated amortization	551
(b) long-term writedowns	—

        The other increases and decreases refer mainly to the changes in the area of consolidation during the year.

(13) OTHER ASSETS

        Consolidated asset captions 90, 100, 150 and 160, not commented upon previously, comprise the following:

	12/31/04	12/31/03
	(€/mil)
Goodwill arising on consolidation (caption 90)	712	883
Goodwill arising on application of the equity method (caption 100)	57	76
Other assets (caption 150)	23,597	17,986
Accrued income and prepaid expenses (caption 160)	3,819	3,105

Total	28,185	22,050

Analysis of caption 150 "Other assets" (Table 5.1 B.I.)
Other assets (caption 150)	12/31/04	12/31/03
	(€/mil)
Items relating to derivative contracts and currency transactions:	12,785	7,368
—valuation of derivatives on interest rates and stockmarket indices	9,886	4,586
—premiums paid on purchased options	1,465	1,296
—other items derivative contracts	897	1,032
—effect of currency hedges, forex swap and cross-currency swap	537	454
Unprocessed transactions(1)	2,497	2,522
Due from tax authorities:	2,763	2,407
—prepaid current year direct taxes	498	480
—tax credits relating to prior years	1,324	959
—taxes paid in advance on termination indemnities—Law 662/96	53	69
—taxes withheld during the year	89	344
—advance payments ex Decree Law 341 of 10 December 2003(2)	569	290
—other loans	230	265
Deferred tax assets(3)	1,395	1,488
Tax collection accounts	1,253	1,210
Amounts in transit with branches and subsidiaries(1)	925	1,416
Reimbursement of the incentive pursuant to the Legge Ciampi suspended	200	200
Loans to Carlyle Group(4)	155	—
Deposit with the Bank of Italy relating to the liquidation of Isveimer(5)	58	58
Deposit with the Bank of Italy relating to the coverage of Sga's losses(5)	7	—
Other(6)	1,559	1,317

Total	23,597	17,986

(1)
The amounts were mostly settled at the beginning of the new financial year.

(2)
The credit refers to the payment to the State of an amount equal to 1.5% of the sums declared in the F24 tax return for the year 2003 and performed at the closing of the year 2004.

(3)
See Note 15 "Provisions".

(4)
This item refers to the amount owed by the Carlyle Group for the extension granted for the payment of 50% of the price for the trading, in 2004, of 100% of the shares in CSP Investimenti Srl, as well as some property. These amounts are accompanied by on demand bank guarantees.

(5)
See Note 17 "Other Liabilities".

(6)
"Other" includes the estimated realizable value of € 1.3 million for the loan arising from the Rome Court of Appeal in relation to the IMI-SIR dispute. Detailed information on this dispute is provided later in this Note.

IMI Sir dispute

        Other assets include € 1.3 million which refer to the net carrying amount of the loan which was definitively enforced by the First Civil Section of the Supreme Court through sentence 2469/03. This sentence has substantially confirmed decision no. 2887, passed by the Rome Court of Appeal on September 11, 2001, which condemned Consorzio Bancario SIR S.p.A. (in liquidation) to reimburse to the Bank the sum of € 506 million previously paid by IMI to the heirs of Mr. Nino Rovelli as compensation for damages, in accordance with the sentence passed by the Rome Court of Appeal on November 26, 1990. However, the sentence changed the ruling on the amount of interest payable by the Consorzio—on the grounds of procedures and not of merit—in respect of whether or not it should include the amount matured from the date on which the appeal was served (equal to around € 72.5 million as of December 31, 2001). Furthermore, the Supreme Court referred to another section of the Rome Court of Appeal the decision on whether or not the total amount owed to the Bank by Consorzio should be reduced by approximately € 14.5 million, as compensation for the damages related to the transaction between the Consorzio and IMI in respect of the additional agreement of 7.19.1979: if the trial judge holds the claim amount unjustified, the sentence against the Consorzio to pay the sum of € 506 million will be reduced accordingly. In this respect, proceedings have begun within the terms, for the resummons of the sentence before the Rome Court of Appeal—where judgment is currently pending.

        The same Supreme Court sentence passed final judgment on the right of Consorzio to be held harmless by Mrs Battistella Primarosa (heir to Mr. Nino Rovelli) and of Eurovalori S.p.A.. The Supreme Court also endowed the Consorzio's right to recourse as subordinate to the previous payment of the amount owed to SANPAOLO IMI S.p.A. and assigned the sentence on this particular appeal to the trial judge. Judgement commenced in February 2004 and is still under way.

        For the purposes of preparing the financial statements, the book value of the loan subject to the Supreme Court sentence has been calculated in accordance with national and international accounting standards for revenue recognition, on the basis of its estimated realizable value, as confirmed by authoritative opinions.

        With reference to the above, taking into account that the initiatives carried out so far have not achieved substantial results, the Bank has considered that the net carrying amount of this loan should be within the bounds of the Consorzio's capital and its ability to pay; such amount, net of the effects attributable to the previously mentioned Supreme Court sentence, being substantially in line with that currently recorded.

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

        Therefore, since the sentence is not final nor binding (in that a plea for burden has been proposed by all the parties and that it is still pending before the relevant Court of Appeal), it is expected that under the circumstances no relevance can be given to the amount due from Consorzio Bancario SIR either autonomously or as an element of valuation.

Analysis of caption 160 "Accrued income and prepaid expenses" (Table 5.2 B.I.)
Accrued income and prepaid expenses (caption 160)	12/31/04	12/31/03
	(€/mil)
Accrued income
—income from derivative contracts	1,635	1,163
—interest from loans to customers	511	536
—interest on securities	276	275
—bank interest	90	100
—other	218	149
Prepaid expenses
—commission on placement of securities and mortgage loans	153	213
—up-front and other charges on derivative contracts	355	31
—discounts on bond issues	245	277
—other	336	361

Total	3,819	3,105

        The increase in accrued income and prepaid expenses in respect of operations on derivative contracts is attributable to the significance of such operations during the year, an effect of the phenomenon regarding activities in financial management described in the Report on operations.

Distribution of subordinated assets (Table 5.4 B.I.)
Other information	12/31/04	12/31/03
	(€/mil)
(a) Due from banks	10	10
(b) Loans to customers	151	66
(c) Bonds and other debt securities	254	165

Total	415	241

        Subordinated loans to banks and to customers refer mainly to Group companies. Subordinated bonds and other debt securities refer mainly to issues by leading banking institutions and securities which represent securitization transactions (see Note 19 "Concentration and distribution of assets and liabilities").

(14) PAYABLES

        Detail of the total balance for the Group is provided below:

	12/31/04	12/31/03
	(€/mil)
Due to banks (caption 10)	28,198	28,534
Due to customers (caption 20)	88,488	79,993
Securities issued (caption 30)	46,564	51,553
Public funds administered (caption 40)	150	175

Total	163,400	160,255

Due to banks (caption 10)

        Deposits taken from banks are analyzed as follows:

	12/31/04	12/31/03
	(€/mil)
Due to central banks
—repurchase agreements and securities borrowed	551	1,704
—other deposits from the Italian Exchange Office	193	355
—other deposits from central banks	2,334	1,918
Due to banks
—deposits	7,141	9,762
—repurchase agreements and securities borrowed	7,960	5,998
—medium and long-term loans from international organizations	7,528	6,360
—current accounts	847	721
—other	1,644	1,716

Total	28,198	28,534

Details of "Due to banks" (Table 6.1 B.I.)	12/31/04	12/31/03
	(€/mil)
(a) Repurchase agreements	8,154	7,582
(b) Securities borrowed	357	120

        Loans from international organizations include loans used by the Group to finance investment projects in industrial sectors and in public utility services.

Due to customers and securities issued (captions 20 and 30)

        Funds obtained from customers, comprising deposits from customers and securities issued, are detailed below:

	12/31/04	12/31/03
	(€/mil)
Due to customers
—current accounts	58,933	53,968
—repurchase agreements and securities borrowed	11,696	10,073
—savings deposits	14,247	14,405
—short-term payables relating to special management services carried out for the government	37	230
—other(*)	3,575	1,317
Securities issued
—bonds	39,628	39,979
—certificates of deposit	2,930	7,149
—bankers' drafts	645	641
—other securities	3,361	3,784

Total	135,052	131,546

(*)
Essentially comprises short positions on securities taken as part of stockbroking activities.

Details of "Due to customers" (Table 6.2 B.I.)	12/31/04	12/31/03
	(€/mil)
(a) Repurchase agreements	11,388	9,946
(b) Securities borrowed	308	127

        There have been no issues of bonds convertible into shares of the Bank or other companies, or similar securities or bonus shares.

Public funds administered (caption 40)

        Public funds administered, provided by the State and other public agencies, are analyzed below:

	12/31/04	12/31/03
	(€/mil)
Funds provided by the State	43	52
Funds provided by regional public agencies	107	123
Other funds	—	—

Total	150	175

of which:
funds with risk borne by the government under Law 19 of 2/6/87	9	10

Other information relating to payables

        Information regarding the distribution of deposits by geographical area, type of currency and degree of liquidity is reported in Note 19.

(15) PROVISIONS

        The Group provisions are detailed below:

	12/31/04	12/31/03
	(€/mil)
Provisions for employee termination indemnities (caption 70)	886	946
Provision for risk and charges (caption 80)
—pensions and similar commitments (caption 80a)	198	304
—taxation (caption 80b)	989	732
—other (caption 80c)	1,859	1,946
Reserve for probable loan losses (caption 90)	81	91

Total	4,013	4,019

Provisions for employee termination indemnities (caption 70)

        The following table shows changes in the reserve for termination indemnities during 2004.

(€/mil)
Opening balance—January 1, 2004	946

Increases
—provisions	87
—employment contract acquisition	11
—other changes	—

Decreases
—advances allowed under Law 297/82	11
—indemnities to employees leaving the Group	126
—transfers	11
—other changes	10

Closing balance—December 31, 2004	886

        The following table shows changes in the reserve for termination indemnities during 2003.

(€/mil)
Opening balance—January 1, 2003	961

Increases
—provisions	101
—employment contract acquisition	—
—other changes	13

Decreases
—advances allowed under Law 297/82	16
—indemnities to employees leaving the Group	96
—transfers	—
—other changes	17

Closing balance—December 31, 2003	946

Provisions for risks and charges (caption 80)

Pensions and similar commitments (caption 80.a)

        The following table shows changes in the reserve for pensions and similar commitments during 2004.

(€/mil)
Opening balance—January 1, 2004	304
Increases
—provisions	15
—other	11

Decreases
—utilisations	20
—other	112

Closing balance—December 31, 2004	198

        As of December 31, 2004 the provision is made up of € 192 million from some Group bank networks (Banca Popolare dell'Adriatico, Cassa di Risparmio di Venezia and Friulcassa) and of € 6 million from the Cassa dei Risparmi di Forlì.

        The fall in the provision refers mainly to the outsourcing during the year of the pre-existing provision by Cassa di Risparmio di Bologna for which € 112 million has been recorded to other decreases.

        Accruals to the reserve in question were made on the basis of independent actuary appraisals.

        The following table shows changes in the reserve for pensions and similar commitments during 2003

(€/mil)
Opening balance—January 1, 2003	343
Increases
—provisions	14
—other	11

Decreases
—utilisations	24
—other	40

Closing balance—December 31, 2003	304

        As of December 31, 2003 the provision is made up of € 298 million from the former Cardine Group banks and € 6 million from the Cassa dei Risparmi di Forlì. The reserve accrued by the Parent Bank as of December 31, 2002, (€ 41 million) to cover charges in relation to the integration of the pension paid to former IMI S.p.A. staff, has been transferred during the year to Section A of the Pensions Reserve in relation to former Banco di Napoli staff, subject to the Bank's original obligation in respect of access to the fund (the transfer has been booked to other decreases for a value of € 39 million).

        Accruals to the reserve in question were made on the basis of independent actuary appraisals.

Taxation (caption 80.b)

        The following table shows changes in the reserve for taxation during 2004.

Changes in the reserve for taxation during the year 2004	Current tax liabilities	Deferred tax liabilities	Total
	(€/mil)
Opening balance—January 1, 2004	630	102	732

Increases
—provisions for current income taxes	522	62	584
—other changes	3	33	36

Decreases
—payment of income taxes	279	37	316
—other changes	27	20	47

Closing balance—December 31, 2004	849	140	989

        The provisions for taxation are composed of € 849 million to cover current income taxes and actual, existing or potential fiscal disputes, including local taxes payable by foreign branches and subsidiaries, as well as € 140 million to cover deferred taxes.

        During the year, SANPAOLO IMI and many of its subsidiaries have adhered to an initiative in terms of "tax reform and benefits" in compliance with the 2004 Budget Law ("Legge Finanziaria"), by sustaining a total charge of € 10 million, of which € 7 million with the use of pre-existing reserves (for further detail refer to Note 26 "Other consolidated statement of income captions").

        Deferred tax assets and liabilities recorded in the consolidated financial statements refer to temporary differences between the accounting and fiscal value of assets and liabilities accrued in 2004 and in prior years, for which it is deemed likely that a tax liability will be incurred in the future (in the case of deferred tax liabilities) or which will most likely be recovered (in the case of deferred tax assets). Deferred taxation has been calculated by each Group company and also on consolidation in respect of the tax effect of specific consolidation entries. The tax effect relating to provisional differences of each Group subsidiary has been calculated applying different tax rates according to the respective country of residence.

        The following table shows changes in the reserve for taxation during 2003.

Changes in the reserve for taxation during the year 2003	Current tax liabilities	Deferred tax liabilities	Total
	(€/mil)
Opening balance—January 1, 2003	534	136	670

Increases
—provisions for current income taxes	461	34	495
—other changes	79	141	220

Decreases
—payment of income taxes	386	163	549
—other changes	58	46	104

Closing balance—December 31, 2003	630	102	732

(*)
Other changes include exchange adjustments to reserves denominated in currencies other than the Euro.

        The provisions for taxation are composed of € 630 million to cover current income taxes and actual, existing or potential fiscal disputes, including local taxes payable by foreign branches and subsidiaries, as well as € 102 million to cover deferred taxes.

        During 2003, SANPAOLO IMI and many of its subsidiaries have adhered to an initiative in terms of "tax reform and benefits" in compliance with the 2003 Budget Law ("Legge Finanziaria"), by sustaining a total charge of € 48 million, of which € 21 million with the use of pre-existing reserves (for further detail refer to Note 26 "Other consolidated statement of income captions"). As regards fiscal disputes, it is worth pointing out that:

  •
  in a sentence dated October 23, 2003, the subsidiary Fideuram Vita obtained a favorable judgment from the Supreme Court in respect of its dispute with the tax authorities regarding the years from 1985 to 1987;

  •
  the subsidiary Sanpaolo Life Ltd, pursuant to Art. 15 of the aforementioned 2003 Budget Law, closed the action made in December 2002 by the Tax Police in the context of an examination of Banca Sanpaolo Invest S.p.A. With respect to the Sanpaolo Life products promoted by Banca Sanpaolo Invest and by other SANPAOLO IMI Group distribution channels on behalf of the insurance broker with which Life has a distribution agreement, the Tax Police claim that Sanpaolo Life is effectively a fixed business in Italy and therefore applicable to taxation on its products.

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

        The following tables about deferred tax liabilities and deferred tax assets are available for the year 2004 and 2003.

Detail of deferred tax liabilities	12/31/04	12/31/03
	(€/mil)
Deferred tax liabilities charged to the statement of income:	129	88
—on profits from Group companies	6	7
—other	123	81
Deferred tax liabilities charged to shareholders' equity:	11	14
—on Parent Bank reserves:	11	13
Other reserves—Reserves ex Law 169/83	4	4
Other reserves—Reserves ex Legislative Decree 213/98	7	9
—on reserves of other subsidiaries	—	1

Total	140	102

        Deferred taxation recorded to the statement of income refers mainly to accruals made by Banca OPI in respect of the difference between the adjustment to value of loans recognized by tax laws compared to that recorded in the financial statements.

        The following table shows changes in deferred tax liabilities charged to the statement of income during 2004.

Changes in deferred tax liabilities (Bank of Italy instructions dated 08/03/99)	(€/mil)
1. Opening balance—January 1, 2004	121

2. Increases
2.1 Deferred tax liabilities arising during the year	62
2.2 Other increases	—

3. Decreases
3.1 Deferred tax liabilities reversing during the year	36
3.2 Other decreases	11

4. Closing balance—December 31, 2004(*)	136

(*)
Where applicable, this refers to the total deferred taxation before compensation with the assets for advance taxation.

Compensation between deferred tax liabilities and deferred tax assets during 2004	(€/mil)
Deferred tax liabilities before compensation	136
Compensation with deferred tax assets	7

Deferred tax liabilities, net(*)	129

(*)
This refers to the total of caption 80.b of the Balance Sheet, Taxation.

        The following table shows changes in deferred tax liabilities charged to the statement of income during 2003.

Changes in deferred tax liabilities (Bank of Italy instructions dated 08/03/99)	(€/mil)
1. Opening balance—January 1, 2003	249

2. Increases
2.1 Deferred tax liabilities arising during the year	34
2.2 Other increases	4

3. Decreases
3.1 Deferred tax liabilities reversing during the year	163
3.2 Other decreases	3

4. Closing balance—December 31, 2003(*)	121

(*)
Where applicable, this refers to the total deferred taxation before compensation with the assets for advance taxation.

Compensation between deferred tax liabilities and deferred tax assets during 2003	(€/mil)
Deferred tax liabilities before compensation	121
Compensation with deferred tax assets	33

Deferred tax liabilities, net(*)	88

(*)
This refers to the total of caption 80.b of the Balance Sheet, Taxation.

Changes in deferred tax liabilities charged to shareholders' equity

        The following table shows changes in deferred tax liabilities charged to shareholders' equity during 2004.

Changes in deferred tax liabilities (Bank of Italy instructions dated 08/03/99)	(€/mil)
1. Opening balance—January 1, 2004	14

2. Increases
2.1 Deferred tax liabilities arising during the year	—
2.2 Other increases	—

3. Decreases
3.1 Deferred tax liabilities reversing during the year	1
3.2 Other decreases	2

4. Closing balance—December 31, 2004	11

        The following table shows changes in deferred tax liabilities charged to shareholders' equity during 2003.

Changes in deferred tax liabilities (Bank of Italy instructions dated 08/03/99)	(€/mil)
1. Opening balance—January 1, 2003	24

2. Increases
2.1 Deferred tax liabilities arising during the year	—
2.2 Other increases	—

3. Decreases
3.1 Deferred tax liabilities reversing during the year	—
3.2 Other decreases	10

4. Closing balance—December 31, 2003	14

        "Other decreases" mainly due to the deconsolidation of Banque Sanpaolo.

Detail of deferred tax assets	12/31/04	12/31/03
	(€/mil)
Deferred tax assets credited to the statement of income:	1,195	1,262
—net adjustments to loans	319	349
—provisions for future charges	590	616
—adjustments to securities and equity investments	103	121
—other	183	176
Deferred tax assets credited in shareholders' equity:	200	226
—deferred tax asset generated by the merger with Banco di Napoli	200	226

Total	1,395	1,488

Changes in deferred tax assets credited to the statement of income

        The following table shows changes in deferred tax assets credited to the statement of income during 2004.

Changes in deferred tax assets (Bank of Italy instructions dated 08/03/99)	(€/mil)
1. Opening balance—January 1, 2004	1,295

2. Increases
2.1 Deferred tax assets arising during the year	248
2.2 Other increases	—

3. Decreases
3.1 Deferred tax assets reversing during the year	323
3.2 Other decreases	18

4. Closing balance—December 31, 2004(*)	1,202

(*)
Where applicable, this refers to the total deferred tax assets before compensation with the deferred tax liabilities.

Compensation between deferred tax assets and deferred tax liabilities in 2004	(€/mil)
Deferred tax assets before compensation	1,202
Compensation with deferred tax liabilities	7

Deferred tax assets, net(*)	1,195

(*)
This refers to the total of caption 150 of the Balance Sheet, Other assets.

        The following table shows changes in deferred tax assets credited to the statement of income during 2003.

Changes in deferred tax assets (Bank of Italy instructions dated 08/03/99)	(€/mil)
1. Opening balance—January 1, 2003	1,584

2. Increases
2.1 Deferred tax assets arising during the year	398
2.2 Other increases	15

3. Decreases
3.1 Deferred tax assets reversing during the year	642
3.2 Other decreases	60

4. Closing balance—December 31, 2003(*)	1,295

(*)
Where applicable, this refers to the total deferred tax assets before compensation with the deferred tax liabilities.

        "Other decreases" mainly due to the deconsolidation of Banque Sanpaolo.

Compensation between deferred tax assets and deferred tax liabilities in 2003	(€/mil)
Deferred tax assets before compensation	1,295
Compensation with deferred tax liabilities	33

Deferred tax assets, net(*)	1,262

(*)
This refers to the total of caption 150 of the Balance Sheet, Other assets.

Changes in deferred tax assets credited in net shareholders' equity

        During 2002 tax benefits for € 250 million were booked in respect of funds concerning the deferred tax asset generated by the merger of Banco di Napoli into SANPAOLO IMI, in relation to the quota of goodwill on Banco di Napoli, credited in 2000 to offset pre-existing negative goodwill at first consolidation. This amount decreased to € 226 million in 2003 and was further by € 26 million in 2004, following the booking in the consolidated statements of income of the tax effects generated by the amortization of the merger differences following the aforementioned merger operation.

Information as per Consob Communication 1011405 dated February 15, 2001

Tax benefits under Decree 153 dated 5/17/99 (Ciampi Law)

        Law Decree 153 dated May 17, 1999—known as "Legge Ciampi"—introduced tax instruments in respect of restructuring operations on banks and, among others, set a reduced tax rate for bank or banking group concentration transactions of 12.50% on profits destined to a special reserve to be composed of the maximum amount, to be broken down on a straight-line basis over five years, at 1.2%

of the difference between the receivables and payables of all the banks that took part in the transaction and the aggregate of the major bank participating in the transaction.

        Through a statement dated December 11, 2001, the European Commission declared that the tax benefits under "Legge Ciampi" were incompatible with Community principles.

        Together with the Italian Government who, in February 2002, filed an appeal against the European Court of Justice, ABI (the Italian Bankers' Association) and the banks concerned, including SANPAOLO IMI, petitioned the High Court of Luxembourg to cancel the decision of the European Commission. The dispute is still pending even if, in view of the pending sentence on the appeal filed by the Government before the Court of Justice, the Court has decided to suspend judgement until the appeal by the Italian Government is settled.

        Following the aforementioned decision by the European Commission, decree law 63 of April 15, 2002 (subsequently converted into Law 112 on June 15, 2002) suspended "Legge Ciampi" with effect from 2001. Commencing from that year, current income taxes and deferred taxes have therefore been determined without taking into account the benefits in question. Furthermore, through decree law 282 of December 24, 2002 (subsequently converted into Law 27 on February 21, 2003), the Government implemented the decision of the Commission whereby it enforced payment of the unpaid taxes (being the relief granted to banks through "Legge Ciampi") by December 31, 2002. It should be noted that SANPAOLO IMI and the Cardine group merged banks—that, through the law in question, benefited from tax relief for the years 1998, 1999 and 2000—had accrued prudently the corresponding amount to the tax reserve.

        In respect of the expiry on December 31, 2002, the Group paid € 200 million, which corresponds to the lower tax liabilities already paid in by the Bank and the merged banks and includes interest at an annual rate of 5.5%, which is substantially in line with the full amount to be reimbursed, apart from some minor adjustments. Merely for precautionary measures, reservations were expressed to the Department of the Treasury, the payee, in respect of the petitions brought before the High Court of the European Community.

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

        In the first half of 2004, following the expiry of the three year period subject to taxation as provided by a specific law, € 854 million of the Bank's net equity was reclassified from the reserve accrued according to the "Legge Ciampi" to an ordinary reserve.

Provisions for risks and charges—Other provisions (caption 80.c)

        The following table shows changes in caption 80.c "Provisions for risks and charges—Other provisions" during 2004.

Analysis of caption 80.c "Provisions for risks and charges—Other provisions" (Table 7.3 B.I.)	Guarantees and commitments	Other risks and charges	Other personnel charges		Total
	(€/mil)
Opening balance—January 1, 2004	131	927	888		1,946

Increases
—provisions	29	213	57		299
—reclassification	—	—	—		—
—other	—	14	50	(*)	64

Decreases
—revaluation of guarantees	15	—	—		15
—coverage of charges deriving from legal disputes and other	—	95	—		95
—utilized to cover long-service bonuses to employees, other indemnities and surplus	—	—	310		310
—reclassification	—	—	—		—
—other	—	28	2		30
Closing balance—December 31, 2004	145	1,031	683		1,859

(*)
Other increases mainly include € 28 million offset against personnel costs (of which € 24 million accruals for the renewal of the CCNL employment contract which expired at the end of 2003 and € 4 million for bonuses and incentives in favor of employees) and € 14 million offset against "extraordinary expenses" referring to staff leaving incentives for Parent Bank employees.

        Provisions for "guarantees and commitments" of € 145 million cover expected losses in respect of guarantees and more generally, the contingencies associated with guarantees and commitments, including exposures to derivate contracts on loans for which the Group has taken over the credit risk (protection seller). More specifically, the provisions include risks calculated on a case by case basis as well as the physiological risk of performing accounts valued using the same principles as those applied to loans.

        Provisions for "other risks and charges" amounting to € 1,031 million, include:

  •
  the Parent Bank for € 554 million, of which:

  •
  € 356 million provided against estimated losses on legal disputes and, more specifically, on claims by receivers of bankrupt customers;

  •
  € 165 million to cover potential charges among which guarantees given as part of company transactions and those relating to risks connected to dealing activities in securities;

  •
  € 33 million accrued against potential charges deriving from the renegotiation of mortgage loans to a specific reserve calculated on the basis of current laws.

  •
  SANPAOLO Banco di Napoli for € 147 million, of which:

  •
  € 90 million provided against estimated losses on legal disputes, including claims by receivers of bankrupt customers;

    •
    € 34 million accrued against potential charges deriving from the probable renegotiation of mortgage loans to a specific reserve calculated on the basis of the parameters that are currently available;

    •
    € 11 million for outstanding contributions connected to special loans;

    •
    € 12 million for other categories;

  •
  € 62 million for other Group bank networks, of which € 4 million against potential costs deriving from the renegotiation of mortgage loans;

  •
  the tax collection services of the Group for € 20 million to cover specific risks in the sector and restructuring charges;

  •
  other subsidiaries for € 248 million, mainly relating to risks, also of a commercial or operational nature, connected to the distribution of and dealing in financial products.

        Provisions for "other personnel costs", of € 683 million, include:

  •
  the Parent Bank for € 547 million, of which:

  •
  € 307 million for staff leaving incentives completed in previous years. With reference to initiatives defined during 2003, the reserve also includes charges referring to staff whose employment contracts were transferred to Sanpaolo Banco di Napoli SpA in the context of the conferral of the business branch represented by the Southern Territorial Direction. The provisions of the transfer require that the Parent Bank reimburses the receiving company the sums paid by the latter as leaving incentives to employees on the basis of the company agreement with the Parent Bank dated June 14, 2003.

  •
  € 125 million accrued, on the basis of independent actuarial appraisals, to cover the technical deficit of the supplementary pension fund, an independent entity, which integrates the compulsory pension fund for Istituto Bancario Sanpaolo di Torino employees;

  •
  € 53 million of other provisions in respect of charges for social contributions and the supplementary pension fund;

  •
  € 38 million accrued against potential liabilities deriving mainly from the renewal of the work contract and employee premiums and incentives, the issue of which is at the discretion of the Parent Bank;

  •
  € 24 million to cover payment of long service bonuses to employees.

  •
  other subsidiaries for € 136 million, of which € 97 million refer to those Group bank networks operating in Central Northern Italy and € 16 million to SANPAOLO Banco di Napoli.

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

(1)
This caption mainly comprises € 452 million for accruals to "Income, employment and re-training fund for staff in the banking industry", of which € 376 million refer to the Parent Bank and € 76 million to the former Cardine bank networks, booked to "extraordinary expenses", and of € 76 million being the contra-entry of "personnel costs", mainly relating to accruals for bonuses and discretionary incentives for employees, of which € 39 million refer to the Parent Bank, € 33 million to the former Cardine bank networks and € 4 million to SANPAOLO Banco di Napoli.

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

  •
  € 294 million provided against estimated probable losses on legal disputes and, more specifically, on claims by receivers of bankrupt customers;

  •
  € 163 million to cover probable charges among which guarantees given as part of company transactions and those relating to risks connected to dealing activities in securities;

  •
  € 33 million accrued against probable charges deriving from the probable renegotiation of mortgage loans to a specific reserve calculated on the basis of the parameters that are currently available;

  •
  Sanpaolo Banco di Napoli for € 141 million, of which:

  •
  € 89 million provided against estimated probable losses on legal disputes, including claims by receivers of bankrupt customers;

  •
  € 34 million accrued against probable charges deriving from the probable renegotiation of mortgage loans to a specific reserve calculated on the basis of the parameters that are currently available;

  •
  € 10 million for outstanding contributions connected to special loans;

  •
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

  •
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

  •
  € 120 million accrued, on the basis of independent actuarial appraisals, to cover the technical deficit of the supplementary pension fund, an independent entity, which integrates the compulsory pension fund for Istituto Bancario San Paolo di Torino employees;

  •
  € 54 million of other provisions to the supplementary pension fund;

  •
  € 44 million accrued against probable liabilities deriving mainly from employee premiums and incentives, the issue of which is at the discretion of the Parent Bank;

  •
  € 18 million to cover payment of long service bonuses to employees;

  •
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

        The Group banks commenced accounting-administration activities in order to apply the new interest rates and to carry out the necessary adjustments to the installments expired after July 1, 1999. These activities refer to the six months ended December 31, 2003 and concern those loans to which the benefits of Art. 29 of Law 133/99 apply.

        In the same context, mortgages assisted by Regional subsidies were also renegotiated in those cases where the bodies have adopted the provisions established by the framework of the legislation, whilst other loans obtained through Regional applications are still being investigated, also by ABI (the Italian Bankers' Association).

        Some aspects still have to be defined with the interested bodies in respect of the renegotiation of some types of loans granted according to specific incentive laws. Loans already extinguished or amortized are being renegotiated and it is expected that these activities will be concluded before the end of this year in respect of both the bodies and the borrowers.

        The Group banks have decided to continue, still in agreement with the system, with the appeals which were disregarded in the first degree by the Lazio Regional Administration Court, against that stated in Ministerial Decree 110/2000.

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

        The probable charge in respect of the future renegotiation of mortgage loans not included up to now in the enforcement of the applicable legislative measures, equal to € 68 million (€ 76 million in 2003) (of which € 30 million refer to the Parent Bank both in 2004 e 2003), has been covered by making appropriate accruals to the provision for other risks and charges. In the years following 2004, the negative impacts on the statement of income will be gradually reduced because of the expiry of current mortgage loans.

Low-interest agricultural mortgage loans

        The provisions of Art. 128 of Law 388/2000 (Budget Law 2001) introduced the faculty for borrowers to renegotiate "loan installments still to expire" at more favorable rates fixed for low-interest transactions, as an alternative to early extinction, whilst providing the same benefits. Renegotiation is subject to the implementation of a Ministerial Decree which has still not yet been issued.

        Later, Law 268 of September 24, 2003 was enacted providing that, for the purpose of applying Art. 128 of Law 388/2000, even different banks may grant loans destined exclusively for the early extinction of agricultural mortgages which had been amortized for at least five years at the date on which Law 268/03 became effective. These new financial transactions, to be completed at market rates and the granting of which has been merely authorized and is not obligatory for the lending bank, are subject to presentation of specific requests for early extinction and financing, also to be formulated by the local authorities providing the benefits.

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

        The reserves for other risks and charges included as of December 31, 2004 and 2003 a residual accrual of € 3 million (wholly referring to the Parent Bank) to cover further requests to reduce interest rates to 8% not yet received or not yet documented by borrowers possessing the legal requirements to benefit from such rates.

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

        Since April 2000, the capitalization of half-yearly interests is considered legitimate and the dispute refers only to those contracts signed before that date: it should be noted that, despite the fact that the Supreme court has repeatedly confirmed the invalidity of the capitalization clauses, many judges of merit have disregarded the sentence, continuing to consider it legitimate.

        With the sentence issued on November 4, 2004 by the United Sections, the Supreme Court again authoritatively excluded that the use in question can be considered regulatory.

        Nevertheless, on the basis of a number of profiles different to those already examined by them, the sentence issued by the United Sections does not eliminate the possibility of upholding the legitimacy of the method of calculating half-yearly interest payable, by way of arguments recognized as being well founded by jurisprudence of worth.

        As a whole the number of cases pending has remained at an insignificant level in absolute terms, but is subject to careful and continous monitoring. The risks relating to the disputes in question correspond to the prudent accruals made to the Provisions for other risks and charges which are proportionate to the total of each legal request. Where the introductory measures do not quantify the demand and until an accounting opinion has been expressed on the issue, the risk involved is covered by an accrual to the provision for other risks and charges of € 142 million (€ 69 million as of December 31, 2003), of which € 122 million (€ 50.5 million as of December 31, 2003) refer to the Parent Bank, destined, in its entirety, to hedge disputes of an undetermined amount and of an uncertain outcome.

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

        With reference to Gerico S.p.A., previously a subsidiary of the former Cardine Banca and later merged by incorporation into SANPAOLO IMI S.p.A., there are a series of administrative and accounting procedures pending filed by local Tax offices and by the General Accounting Office for presumed fiscal damages, all originating from the non-collection of income taxes. More specifically, the aforementioned proceedings are connected to presumed irregularities committed by some tax collection officials reporting activities during inspections on delinquent tax payers premises. These proceedings are still pending on various levels of judgement and are constantly defended by the legal professionals engaged by the company.

        The dispute involving Esaban S.p.A. (a company in the tax collection sector of the former Banco di Napoli, which incorporated all the other tax collection companies of the Group, changing its name to GEST Line S.p.A.) originated from a series of provisions denying the reimbursements issued by the tax authorities in the years 1999—2001, all contested according to hierarchy.

        Through Law no. 311/2004 (Art. 1, subsection 426) the legislator has provided tax collection licensees with the faculty of an amnesty to amend irregularities in connection with activities performed by collectors up to November 20, 2004, through payment of the sum of € 3 for each inhabitant residing in the territorial areas to which they were assigned. Compliance with this faculty appears appropriate to include the type of dispute affecting the Licensee, also in the opinion of external consultants. GEST Line is evaluating the possibility of complying with the amnesty, the cost of which, considering the population resident in the territory assigned, is equal to around € 24 million.

        The total risks connected to the Gerico S.p.A. and Esaban S.p.A. disputes are covered by unlimited guarantees already received by the aforementioned companies from the companies transferring the respective tax collection branches of business (each of the savings banks then merged into Cardine Banca and the former Banco di Napoli). The above mentioned guarantees cover any losses or contingent liabilities following events prior to the respective dates of transfer and expire in 2005. In light of the events which involving the merger of Cardine Banca and Banco di Napoli, SANPAOLO IMI took over the commitments deriving from the aforementioned guarantees, the risks of which are, as a whole, covered by appropriate accruals.

        The risk pertaining to the dispute in respect of the tax collection activities of the concession in Venice is not comprised in the aforementioned guarantees and, instead, solely affects the capital of GEST Line. Following the proceedings for fiscal damages as a result of presumed irregularities by some tax officials, the local section of the General Accounting Office passed sentence against the licensee for a sum of around € 11 million. The relevant sentences have all been contested with its enforcement suspended; as a consequence an appropriate accrual has been made.

The Cirio Group insolvency in respect of the sale of bonds

        In November 2002, the Cirio Group, one of the largest Italian Groups operating in the agroindustrial sector, was declared insolvent in respect of the repayment of a loan issued on the Euromarket. As a result this event led to a cross default on all the existing issues. The bonds issued by the Cirio Group had a nominal value totaling around € 1.25 billion. The SANPAOLO IMI Group, like all the principal Italian banking groups, had loan transactions with the Cirio Group.

Consob proceedings in relation to operations carried out on Cirio bonds

        Following the investigations carried out in April-October 2003, in relation to SANPAOLO IMI's dealings in Cirio bonds during the 2000-2002 three year period, in a letter dated May 4, 2004, Consob raised a series of claims of presumed violation of sector regulations by SANPAOLO IMI when performing dealing activities in the aforementioned bonds.

        These claims were notified to the Bank and to the members of the Board of Directors and of the Board of Statutory Auditors in office at the time of the dealings, as well as to some company directors who, at various levels, were considered responsible for the presumed irregularities.

        Both the Bank and the other accused parties have moved to formulate their statements for their defense. The administrative procedures were concluded through a decree issued by the Ministry of Economy and Finance on February 28, 2005 which, accepting the proposal made by Consob, inflicted fines on each of the accused and the Bank alone was ordered to pay the relevant amounts, being jointly liable according to Art. 195, subsection 9 of Decree 58/1998.

        The Bank and each of the accused will oppose the aforementioned sentence before the competent Court of Appeal of Turin.

Criminal investigations related to Cirio

        At the same time the Criminal Courts are investigating a number of credit institutes, including SANPAOLO IMI, concerning dealing activities with savers in relation to bonds issued by Cirio Group companies and the management of financial activities with the aforementioned Group. The investigations are still in the preliminary stage and also concern company representatives including two Directors no longer in office.

        Confident of the absolute regularity, in general terms, of the company's activities in relation to the investigations being carried out by the Criminal Courts and, in particular, of the total lack of involvement of the aforementioned company representatives, the Bank is cooperating fully with the authorities in the context of the investigations.

Management of complaints

        With respect to complaints by customers holding Parmalat and Cirio bonds, Group policy provides that Group companies pay particular attention, by way of a proper course of investigation, to the adequacy of the financial instruments sold in relation to the position of each investor.

        On the basis of the analyses and evaluations made in respect of the potential liabilities arising from complaints about the dealing activities by the Group's banks in respect of bonds in default, the SANPAOLO IMI Group has proceeded to adjust the amount accrued to the provision for risks and charges over previous years, bringing the balance of this provision to € 29 million as of December 31, 2004 (€ 30 million as of December 31, 2003).

Dispute relating to the proceedings sanctioned by Consob against Sanpaolo Imi Asset Management S.G.R. S.p.A.

        The financial administrative sanctions issued by the Ministry of Economy following the proposal by Consob after inspection assessments at Sanpaolo IMI Asset Management have, in accordance with Art. 195 TUF (Financial Law), been contested by SGR and its sanctioned representatives before the Milan Court of Appeal which, on November 26, 2003, declared the sanctions illegal. An appeal against this decision has been filed before the Supreme Court by the Ministry and by Consob. SGR immediately filed a counter-appeal, requesting the dismissal of the appeal filed by the Authorities. Judgment is still pending.

Proceedings against Sanpaolo IMI Wealth Management and Fideuram Vita initiated by the Antitrust Authority

        In January 2004 the Antitrust Authority notified Sanpaolo IMI Wealth Management, as holder and outsourcer of Sanpaolo Vita, and Fideuram Vita that they were subject to investigations in respect of the purchase of a database from a company specialized in analyzing the insurance market. This database contained information concerning contractual conditions, prices and methods of distribution of products in the life insurance and pensions sector. Having concluded the investigation, which was originally performed on a number of insurance companies before being carried out on the aforementioned Group companies, the Antitrust Authority issued a "Communication of the Investigation Results", in which it assumes the existence of a restrictive agreement. Following the receipt of this "Communication", all of the parties involved prepared their counter claims; the procedure was concluded on September 30, 2004 whereby the Antitrust Authority, whilst not inflicting fines, found the companies involved in violation of Art. 2, subsection 2 of Law 287/90, ascertaining the existence of a horizontal agreement between said companies, consisting of the exchange of sensitive commercial information between competitive businesses.

        An appeal against the aforementioned verdict has been lodged before the Lazio Regional Administration Court.

Proceedings initiated by the Legal Authorities against a certain number of financial planners of Banca Fideuram and employees of subsidiary Fideuram Bank Suisse.

        In March 2004 the Legal Authorities (Public Prosecutor's Office of the Court of Florence) commenced investigations into, among others, a certain number of financial planners of the Banca Fideuram group and employees of the subsidiary Fideuram Bank Suisse. The claims concern participation in the crime of abusiveness (consisting in the offer of investment services or financial products by a subject unauthorized in Italy), apart from one financial planner who is also charged with money laundering. The bank has set up a special work team for the quick and in-depth verification of the facts and has ensured maximum cooperation with the investigating Authorities.

Reserve for probable loan losses (caption 90)

        This caption reflects provisions made by certain subsidiaries to cover credit risks—including risks arising from derivatives transactions; these risks are only potential, therefore the reserve is not set off against asset balances.

        Changes in the reserve for probable loan losses during 2004 and 2003 are analyzed below:

Changes during the year in "Reserve for probable loan losses" (Table 7.2 B.I.)	(€/mil)
A. Opening balance—January 1, 2004	91
B. Increases
B1. provisions	17
B2. other changes	—

C. Decreases
C1. utilization	27
C2. other changes	—

D. Closing balance—December 31, 2004	81

Changes during the year in "Reserve for probable loan losses" (Table 7.2 B.I.)	(€/mil)
A. Opening balance—January 1, 2003	71
B. Increases
B1. provisions	15
B2. other changes	6

C. Decreases
C1. utilization	1
C2. other changes	—

D. Closing balance—December 31, 2003	91

(16) CAPITAL, EQUITY RESERVES, RESERVE FOR GENERAL BANKING RISKS AND SUBORDINATED LIABILITIES

        This section comments on the following balance sheet captions:

	12/31/04	12/31/03
	(€/mil)
Shareholders' equity
—capital (caption 150)	5,218	5,144
—additional paid-in capital (caption 160)	725	708
—reserves (caption 170)
—legal reserve	1,044	1,029
—reserve for own shares	51	34
—other reserves	2,868	2,819
—revaluation reserves (caption 180)	69	72
—reserve for general banking risks (100)	6	4
—negative goodwill arising on application of the equity method (130)	430	213
Total Group capital and reserves	10,411	10,023
—net income (caption 200)	1,393	972

Total Group shareholders' equity	11,804	10,995
Own shares (asset caption 140)	54	34
Minority interests (caption 140)	176	271
Subordinated liabilities (caption 110)	6,955	6,414

Group shareholders' equity

Capital and equity reserves (liability captions 150, 160, 170 and 180)

        The capital, additional paid-in capital and the legal reserve coincide with the corresponding captions of the shareholders' equity of the Parent Bank.

        As of December 31, 2004 "Share capital" amounts to € 5,217,679,140.80 (€ 5,144,064,800 as of December 31, 2003) increased during the year by € 73,614,340.8 for the exchange with the shareholders of Banca Fideuram as part of the spin off to SANPAOLO IMI of the stake held by Banca Fideuram in Fideuram Vita. The share capital is composed of 1,475,122,818 ordinary shares (1,448,831,982 as of December 31, 2003) and 388,334,018 preference shares, both with a nominal value of € 2.8 euro each.

        Additional paid-in capital increased by € 17 million following the allocation of the surplus arising from the spin-off of Banca Fideuram as a result of the reduced profit reserves of the spun-off company.

        With reference to the allocation of the surplus from the spin-off of Banca Fideuram, € 15 million, attributable to the reduced capital reserve of the spun-off company, was booked to the "legal reserve" in order to bring it to 20% of the new "share capital" of the Bank, following the above mentioned increase in share capital.

        The "reserve for own shares" has been set up by the Parent Bank and by some subsidiaries to cover the SANPAOLO IMI shares in portfolio. The difference between this reserve and the SANPAOLO IMI shares in portfolio can be attributed to the minority interest in SANPAOLO IMI shares held by Banca Fideuram.

        "Other reserves" includes the Parent Bank's remaining reserves and changes at Group level in the equity of the companies included in the consolidation.

        The "revaluation reserves" are lodged with certain Group companies following the revaluation of investments made in application of special laws. During 2003 revaluations for € 65 million were made by the subsidiaries Cassa di Risparmio di Padova e Rovigo, Cassa di Risparmio in Bologna, Banca Popolare dell'Adriatico and Friulcassa in compliance with Law 342 of November 21, 2000 (as subsequently modified by Law 350 of December 24, 2003). This revaluation was set-off by the increase in the equity reserves of the subsidiaries for € 54 million and by recording € 11 million to a reserve for substitute tax.

Reserve for general banking risks (liability caption 100)

        The "Reserve for general banking risks" exclusively refers to accruals made by certain subsidiaries.

Positive goodwill arising on consolidation (asset caption 90)

        This caption expresses the remaining goodwill arising from line by line and proportional consolidation after off-setting against negative goodwill on first time consolidation, amortization and writedowns.

Analysis of caption 90 "Positive goodwill arising on consolidation"	12/31/04	12/31/03
	(€/mil)
Banco di Napoli	546	636
Cassa dei Risparmi di Forlì	82	140
Banka Koper	49	57
Financiere Fideuram	—	16
Cardine Group	10	11
Banque Privee Fideuram Wargny	—	3
SANPAOLO IMI Private Equity S.p.A.	5	7
Allfunds Bank	8	—
Inter-Europa Bank	4	5
Eptaconsors	4	4
Banca Popolare dell'Adriatico	4	4

Total	712	883

        The reduction in value of the consolidation differences of Cassa dei Risparmi di Forlì and of Banque Privée Fideuram Wargny and Financière Fideuram represent the share of amortization, as well as the adjustments made to goodwill at year-end for € 56 million, in order to reflect the long-term nature of the writedown to these investments in the consolidated financial statements, as shown in the Parent Bank financial statements of SANPAOLO IMI S.p.A. and of Banca Fideuram (see Note 25).

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

	12/31/04	12/31/03
	(€/mil)
Negative goodwill arising on first-time consolidation:
—line-by-line
—former IMI Group	952	952
—former Cardine Group	241	241
—using the equity method
—former IMI Group	75	75
—former Cardine Group	58	58

Total	1,326	1,326

Goodwill arising on first-time consolidation:
—line-by-line
—former Banco di Napoli Group	(854)	(854)
—former Cardine Group	(296)	(296)
—using the equity method
—Cassa di Risparmio di Firenze	(173)	(173)
—former Cardine Group	(3)	(3)

Total	(1,326)	(1,326)

        The balance of caption 130 "Negative goodwill arising on application of the equity method", for € 430 million (€ 213 million as of December 31, 2003), represents the Group's interest in the increase in shareholders' equity of investments valued using the equity method and recorded after first time consolidation. The amount refers mainly to companies operating in the insurance sector.

Positive goodwill arising on application of the equity method (asset caption 100)

        This caption expresses the remaining goodwill arising on application of the equity method after offsetting against negative goodwill on first time consolidation and amortization.

Analysis of caption 100 "Positive goodwill arising on application of the equity method"	12/31/04	12/31/03
	(€/mil)
Cassa di Risparmio di Firenze	39	47
Eptaventure	1	1
Sagat	7	10
Carpine	1	—
Noricum (now AIP)	1	2
Aeffe	8	16

Total	57	76

        Given the strategic nature of the investments, goodwill arising on companies consolidated line by line and proportionally (caption 90), as well as that from Cassa di Risparmio di Firenze, is amortized over 10 years. The goodwill in Sanpaolo IMI Private Equity, Aeffe and Eptaventure, purchased under private equity, is amortized over 5 years, as well as the goodwill in SAGAT and Noricum.

Own shares (asset caption 140)

        Own shares held in portfolio are represented by securities of the Parent Bank held by itself and by other Group companies.

        As of December 31, 2004, the Parent Bank, Banca IMI and Banca Fideuram held 5,137,361 SANPAOLO IMI shares in their portfolio (equal to 0.28% of the share capital). These are recorded at market value among the assets in the Balance sheet for € 54.4 million.

        Detail of the movements in 2004 is provided below:

	Opening balance		Increases		Decreases		Closing balance
	number	book value (**) (€/mil)	number	equivalent (€/mil)	number	equivalent (€/mil)	number	book value (**) (€/mil)
SANPAOLO IMI	3,220,919	33.5	795,000	7.1	—	—	4,015,919	42.5
Insvep	—	—	6,793,642	8.4	6,793,642	69.4	—	—
Banca Fideuram	—	—	1,120,276	12.7	—	—	1,120,276	11.9
Banca IMI (*)	n.s.	n.s.	4,707,753	44.7	4,311,012	42.7	1,166	n.s.
Other	—	—	648	—	648	—	—	—

Total	3,220,919	33.5	13,417,319	72.9	11,105,302	112.1	5,137,361	54.4

(*)
As of December 31, 2004, Banca IMI booked to liabilities a "short-position" relating to 395,575 SANPAOLO IMI shares which refer to the normal dealing and financial activities balanced by transactions in derivatives.

(**)
Expressed at market values.

        As of December 31, 2003, the Parent Bank alone held 3,220,919 SANPAOLO IMI shares in its portfolio (equal to 0.18% of the share capital). These were recorded at market value among the assets in the Balance sheet for € 34 million.

        Detail of the movements in 2003 is provided below:

	Opening balance		Increases		Decreases		Closing balance
	number	book value (**) (€/mil)	number	equivalent (€/mil)	number	equivalent (€/mil)	number	book value (**) (€/mil)
SANPAOLO IMI	1	—	6,097,849	48.6	2,876,931	23.6	3,220,919	33.5
Prospettive 2001	3,073,729	19.1	—	—	3,073,729	22.7	—	—
Banca Popolare dell'Adriatico	53,087	0.3	—	—	53,087	0.4	—	—
IMI Investimenti	219,190	1.4	—	—	219,190	1.9	—	—
Banca IMI (**)	1,594,744	9.9	8,542,252	77.7	10,532,571	95.0	—	—

Total	4,940,751	30.7	14,640,101	126.3	16,755,508	143.6	3,220,919	33.5

(*)
Expressed at market values.

(**)
As of December 31, 2003, Banca IMI booked to liabilities a "short-position" relating to 395,575 SANPAOLO IMI shares which refer to the normal dealing and financial activities balanced by transactions in derivatives.

Minority interests (liability caption 140)

        As of December 31, 2004, the portion of "Minority interests" amounting to € 176 million (€ 271 million as of December 31, 2003) essentially relates to the quota attributable to minority shareholders in Banca Fideuram.

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

Regulatory capital

        A breakdown of the regulatory capital and a description of the minimum requirements for supervisory purposes is provided below. The final results will be submitted to the Bank of Italy following approval of these financial statements:

Category/value	12/31/04	12/31/03
	(€/mil)
A. Regulatory capital
A.1 Tier 1 capital	10,860	10,038
A.2 Tier 2 capital	5,356	4,470
A.3 Items to be deducted	(840)	(837)

A.4 Regulatory capital	15,376	13,671

B. Minimum regulatory requirements
B.1 Credit risk	9,568	9,999
B.2 Market risk	1,045	877
including:
—risks on dealing portfolio	1,039	866
—exchange risks	6	10
—concentration risks	—	1
B.2.1 Tier 3 subordinated loans	594	598
B.3 Other minimum requirements	63	45

B.4 Total minimum requirements	10,676	10,921

C. Risk assets and capital adequacy-ratios
C.1 Risk-weighted assets (*)	133,450	136,513
C.2 Tier 1 capital/risk weighted assets	8.1%	7.4%
C.3 Regulatory capital/risk weighted assets (**)	12.0%	10.5%

(*)
Total minimum requirements multiplied by the recovery of the minimum compulsory ratio for credit risk (12.5).

(**)
On the basis of Bank of Italy letter no. 10155 dated August 3, 2001, in order to compute the Total Risk ratio, Tier 3 subordinated loans are considered a component of total capital.

Subordinated liabilities (caption 110)

        Detail of subordinated liabilities as of December 31, 2004, is provided below:

	Original currency	Amount in the financial statements as of 12/31/04 (€/mil)	Amount in original currency (millions)	Interest rate	Issue date	Maturity date	Starting date of early redemption of the loan
Preferred Shares	EUR	1,000	1,000	up to 11/10/2010: 8.126% p.y.	11/10/2000	Not redeemable	11/10/2010
				subsequently: 1 year Euribor + 3.5% p.y.
Total innovative capital instruments (Tier 1)		1,000
Notes	USD	69	94	6 months LIBOR—0.25% p.y.(a)	11/30/1993	11/30/2005	(*)
Debenture loan	EUR	136	150	5.75%	09/15/1999	09/15/2009	(*)
Debenture loan	EUR	200	200	6 months Euribor + 0.50% p.y.	10/01/1999	10/01/2009	(*)
Notes	EUR	500	500	6.375% p.y.	04/06/2000	04/06/2010	(*)
Notes	EUR	347	350	up to 4/6/2005 excluded: 3 months Euribor + 0.50% p.y.	04/06/2000	04/06/2010	04/06/2005
				subsequently: 3 months Euribor + 1.25% p.y.
Notes	EUR	1,000	1,000	up to 9/27/2005 excluded: 3 months Euribor + 0.65% p.y.	09/27/2000	09/27/2010	09/27/2005
				subsequently: 3 months Euribor + 1.25% p.y.
Debenture loan	EUR	6	20	1.00% p.y.	04/27/2001	04/27/2006	(*)
Debenture loan	EUR	299	300	5.55% p.y.	07/31/2001	07/31/2008	(*)
Debenture loan	EUR	1	1	ECB interest rate on repurchase agreement refinancing transactions	09/20/2001	09/20/2006	(*)
Debenture loan	EUR	199	200	5.16% p.y.	10/02/2001	10/02/2008	(*)
Notes	EUR	499	500	up to 6/28/2007 included: 3 months Euribor + 0.49% p.y.	06/28/2002	06/28/2012	06/28/2007
				subsequently: 3 months Euribor + 1.09% p.y.
Debenture loan	EUR	48	54	up to 7/15/2007: 4,90%	07/15/2002	07/15/2012	07/15/2007
				subsequently: 6 months Euribor + 0.76% p.y.
Debenture loan	EUR	133	147	up to 12/4/2007: 4.32% p.y.	12/04/2002	12/04/2012	12/04/2007
				subsequently: 6 months Euribor + 0.85% p.y.
Notes	EUR	300	300	5.375% p.y.	12/13/2002	12/13/2012	(*)
Notes	EUR	346	350	up to 6/9/2010 excluded: 3.75% p.y.	06/09/2003	06/09/2015	06/09/2010
				subsequently: 3 months Euribor + 1.05% p.y.
Notes	EUR	150	158	up to 7/1/2008 excluded: 6 months Euribor + 0.48% p.y.	07/01/2003	07/01/2013	07/01/2008
				subsequently: 6 months Euribor + 1.08% p.y.
Notes	EUR	62	75	up to 9/29/2008 excluded: 6 months Euribor + 0.46% p.y.	09/29/2003	09/29/2013	09/29/2008
				subsequently: 6 months Euribor + 1.06% p.y.
Notes	GBP	234	165	up to 3/18/2019 excluded: 5.625% p.y.	03/18/2004	03/18/2024	03/18/2019
				subsequently: 3 months Sterling Libor + 1.125 p.y.
Notes	EUR	700	700	up to 6/28/2011 excluded: 3 months Euribor + 0.30% p.y.	06/28/2004	06/28/2016	06/28/2011
				subsequently: 3 months Euribor + 0.90% p.y.
Notes	EUR	132	134	up to 8/3/2009 excluded: 3.72% p.y.	08/03/2004	08/03/2014	08/03/2009
				subsequently: 6 months Euribor + 0.60% p.y.
Total subordinated liabilities (Tier 2)		5,361

Debenture loan	EUR	345	350	2.98% p.y.	05/15/2003	11/15/2005	(*)
Notes	EUR	50	50	up to 11/14/2004: 1.44289% p.y.	06/26/2003	11/15/2007	(*)
				subsequently: 1.50% p.y.
Debenture loan	EUR	199	200	2.42%	06/30/2003	12/30/2005	(*)
Total Tier 3 subordinated liabilities		594

Total		6,955

(*)
Early redemption of the loan is not provided for.

(a)
With a minimum of 5.375% and a maximum of 8.250%.

        During the year, the Parent Bank issued new Tier 2 subordinated loans for € 1,066 million.

        During 2003, the Parent Bank issued new subordinated loans for € 350 million in the form of Tier 2 subordinated loans destined to replace those in expiry and for € 600 million in the form of Tier 3 subordinated liabilities.

        The Tier 2 subordinated liabilities not included in the calculation of regulatory capital as of December 31, 2004 are equal to € 152 million (€ 490 million as of December 31, 2003).

        Detail of subordinated liabilities as of December 31, 2003, is provided below:

	Original currency	Amount in the financial statements as of 12/31/03 (€/mil)	Amount in original currency (millions)	Interest rate	Issue date	Maturity date	Starting date of early redemption of the loan
Preferred Shares	EUR	1,000	1,000	up to 11/10/2010: 8.126% p.y.	11/10/2000	Not redeemable	11/10/2010
				subsequently: 1 year Euribor + 3.5% p.y.
Total innovative capital instruments (Tier 1)		1,000
Notes	USD	75	94	6 months LIBOR—0.25% p.y.(a)	11/30/1993	11/30/2005	(*)
Notes	EUR	355	361	6 months Eurolibor + 0.50% p.y.	06/30/1994	06/30/2004	(*)
Debenture loan	Italian lire	209	404,115	6 months BOT + 0.10% p.y.	06/30/1997	08/01/2004	06/30/1999
Debenture loan	EUR	142	150	5.75%	09/15/1999	09/15/2009	(*)
Debenture loan	EUR	200	200	6 months Euribor + 0.50% p.y.	10/01/1999	10/01/2009	(*)
Debenture loan	EUR	150	150	up to 12/10/2004: 6 months Euribor + 0.40% p.y.	12/10/1999	12/10/2009	12/10/2004
				subsequently: 6 months Euribor +0.75% p.y.
Notes	EUR	487	500	6.375% p.y.	04/06/2000	04/06/2010	(*)
Notes	EUR	349	350	up to 4/6/2005: 3 months Euribor + 0.50% p.y.	04/06/2000	04/06/2010	04/06/2005
				subsequently: 3 months Euribor +1.25% p.y.
Notes	EUR	997	1,000	up to 9/27/2005: 3 months Euribor +0.65% p.y.	09/27/2000	09/27/2010	09/27/2005
				subsequently: 3 months Euribor +1.25% p.y.
Debenture loan	EUR	17	20	1.00% p.y.	04/27/2001	04/27/2006	(*)
Debenture loan	EUR	299	300	5.55% p.y.	07/31/2001	07/31/2008	(*)
Debenture loan	EUR	1	1	ECB interest rate on repo refinancing transactions	09/20/2001	09/20/2006	(*)
Debenture loan	EUR	200	200	5.16% p.y.	10/02/2001	10/02/2008	(*)
Notes	EUR	500	500	up to 6/28/2007: 3 months Euribor +0.49% p.y.	06/28/2002	06/28/2012	06/28/2007
				subsequently: 3 months Euribor + 1.09% p.y.
Debenture loan	EUR	51	54	up to 7/15/2007: 4,90%	07/15/2002	07/15/2012	07/15/2007
				subsequently: 6 months Euribor + 0.76% p.y.
Debenture loan	EUR	141	147	up to 12/4/2007: 4.32% p.y.	12/04/2002	12/04/2012	12/04/2007
				subsequently: 6 months Euribor + 0.85% p.y.
Notes	EUR	300	300	5.375% p.y.	12/13/2002	12/13/2012	(*)
Notes	EUR	343	350	up to 6/9/2010 excluded: 3.75% p.y.	06/09/2003	06/09/2015	06/09/2010
				subsequently: 3 months Euribor + 1.05% p.y.
Total subordinated liabilities (Tier 2)		4,816

Debenture loan	EUR	349	350	2.98% p.y.	05/15/2003	11/15/2005	(*)
Notes	EUR	50	50	up to 11/14/2004: 1.44289% p.y.	06/26/2003	11/15/2007	(*)
				subsequently: 1.50% p.y.
Debenture loan	EUR	199	200	2.42%	06/30/2003	12/30/2005	(*)
Total Tier 3 subordinated liabilities		598

Total		6,414

(*)
Early redemption of the loan is not provided for.

(a)
With a minimum of 5.375% and a maximum of 8.250%.

        Preferred Securities, which are attributable to Tier 1 capital, satisfy the following requirements:

  •
  the securities are not redeemable, the issuer's redemption right, if any, cannot be exercised during the first 10 years after issue; redemption has to be authorized in advance by the Bank of Italy;

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

        Contractually, subordinated loans included in Tier 2 may not be redeemed prior to maturity, nor converted into capital or any other type of liability. In particular, such contracts provide that:

  •
  where permitted, early redemption can only take place on the issuer's initiative and with Bank of Italy authorization;

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

Other information on subordinated liabilities

        See Note 19 for information regarding the distribution of subordinated liabilities by geographical area, type of currency and degree of liquidity.

(17) OTHER LIABILITIES

        Liability captions 50 and 60 comprise the following:

	12/31/04	12/31/03
	(€/mil)
Other liabilities (caption 50)	22,162	18,445
Accrued expenses and deferred income (caption 60)	2,647	2,181

Total	24,809	20,626

Other liabilities (caption 50)

Analysis of caption 50 "Other liabilities" (Table 9.1 B.I.)	12/31/04	12/31/03
	(€/mil)
Items relating to derivative contracts and currency transactions:
—valuation of derivatives on interest rates and stockmarket indexes	10,438	5,148
—valuation of foreign currency derivative contracts	1,204	1,314
—premiums collected on options sold	875	682
—other items derivative contracts	872	795
Amounts available for third parties	2,181	2,824
Unsettled transactions(*)	1,923	2,581
Amounts in transit with branches and subsidiaries	736	1,293
Non-liquid balances from portfolio transactions	607	684
Tax payments accounts	599	560
Amounts due to employees	487	376
Due to tax authorities	229	259
Deposits guaranteeing agricultural and construction loans	145	40
Items relating to securities transactions	130	1
Amounts payable due to settlement value date	72	129
Other	1,664	1,759

Total	22,162	18,445

(*)
The amounts were mostly settled at the beginning of the new financial year.

Liabilities in respect of the Banco di Napoli loans to be restored ex Law 588/96

        Other liabilities includes two deposits of € 58 million and € 7 million (the same as of December 31, 2003) which represent the residual principal and interest for the recovery made by the Bank of Italy in relation to the outlay in the past by the former Banco di Napoli to cover the liquidation deficit of Isveimer and the losses of Società per la Gestione di Attività S.p.A. (Sga). These interventions form part of the reorganization plan prepared, with the Bank of Italy's approval, on the basis of Law 588/96 containing urgent provisions for the recovery, reorganization and privatization of former Banco di Napoli. Furthermore, the same law establishes to hold the former Banco di Napoli harmless from the economic and financial consequences of the measures taken or to be taken using the mechanism provided by the Treasury Ministry Decree of September 27, 1974. Since December 31, 2002, following the merger by incorporation of Banco di Napoli into SANPAOLO IMI, the latter has, for all legal purposes, taken over from the Banco in the recovery mechanism.

        To summarize, the procedure applicable both to Isveimer and to Sga states that the Bank of Italy will grant extraordinary advances at a special low rate of interest (1%) to cover the losses of the subsidiaries concerned. Such advances must be invested in Government securities, so that the differential between the interest income on the securities purchased and the interest expense on the advances received can directly reduce the "loans to be restored" and the related interest accrued, based on the "minimum interest rate offered on the principal refinancing transactions". During 2004 and 2003, it was not necessary for SANPAOLO IMI to cover Sga losses. However, during 2003 in relation to SGA's incurred losses in previous years, there were 4 advances totaling € 12,288 million, granted on December 27, 2002, with the following expiry: € 270.4 million on March 1, 2003, € 134 million on June 1, 2003; € 2,578.6 million on December 22, 2003 and € 9,304.8 million on December 29, 2003.

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

        The loss of time value incurred by Sga up to December 31, 2002, has been covered by the former Banco di Napoli and by SANPAOLO IMI and recovered on the basis of the provisions of Law no. 588/96, using the methods recommended by the aforementioned Treasury Ministry decree of 1974. The recovery process has revealed a balance in favor of Central Bank equal to € 7 million, which on January 30, 2004 was lodged in a non interest-earning deposit with the same Central Bank. Also in this case the deposit is shown under "other assets" offset by "other liabilities". No further interventions were necessary after the 2002 year-end. With the transfer on July 1, 2003 of the business branch made up of the Southern Territorial Direction, all accounts held with SGA were transferred to Sanpaolo Banco di Napoli S.p.A..

        As of December 31, 2004, loans of Sanpaolo Banco di Napoli S.p.A. in respect of SGA totaled € 841 million (€ 1,042 million as of December 31, 2003), of which € 814 million granted for the measures provided by law 588/96 (€ 1,013 as of December 31, 2003) and € 27 million disbursed for the ordinary activity of the company (€ 29 million as of December 31, 2003).

        In relation to this item, the transfer of the business branch made up of the Southern Territorial Direction to the new company Sanpaolo Banco di Napoli S.p.A. also provides that SANPAOLO IMI is obliged to hold harmless Sanpaolo Banco di Napoli S.p.A. from the losses and/or liabilities which may arise in respect of loans to Società per la gestione di attività S.p.A. (Sga) deriving from the business transferred. Any losses which may arise on such loans must be covered by SANPAOLO IMI S.p.A. which, in turn, must commence recovery on the basis of the provisions of Law 588/96.

        The following table shows details of the aforementioned restoration procedure for 2004, with comparative figures for 2003.

Changes in the loans to be restored ex Law 588/96(*)	12/31/04	12/31/03
	(€/mil)
a. Opening balance	(7)	580
b. Changes
1. Coverage of SGA's losses(**)	—	—
2. Interest income on the securities purchased with the funds advanced by the Bank of Italy	—	(715)
3. Interest expense on advances from the Bank of Italy	—	120
4. Interest accrued on the "Loans to be restored" account	—	8
5. Other changes	—	—

Total	(7)	(7)

(*)
The statement of income only includes interest accrued on "Loans to be restored" account.

(**)
No losses were covered during 2004 and 2003

Accrued expenses and deferred income (caption 60)

Analysis of caption 60 "Accrued expenses and deferred income" (Table 9.2 B.I.)	12/31/04	12/31/03
	(€/mil)
Accrued expenses
—interest on securities issued	545	585
—charges on derivative contracts	1,373	887
—interest on amounts due to banks	105	84
—payroll and other operating costs	5	11
—interest on amounts due to customers	82	64
—other	142	77
Deferred income
—up front and other income from derivative contracts	80	127
—interest on discounted notes	29	40
—other	286	306

Total	2,647	2,181

(18) GUARANTEES AND COMMITMENTS

        Captions 10 and 20 of the consolidated balance sheet, related to guarantees issued and commitments undertaken by the Group, which involve the acceptance of credit risk, comprise the following:

	12/31/04	12/31/03
	(€/mil)
Guarantees given (caption 10)	17,299	19,912
Commitments (caption 20)	29,815	25,839

Total	47,114	45,751

        Guarantees granted to third parties comprise:

Analysis of caption 10 "Guarantees given (Table 10.1 B.I.)	12/31/04	12/31/03
	(€/mil)
(a) Commercial guarantees	10,097	10,685
(b) Financial guarantees	7,086	9,151
(c) Assets lodged in guarantee	116	76

Total	17,299	19,912

        Commitments outstanding at year-end are as follows:

Analysis of caption 20 "Commitments" (Table 10.2 B.I.)	12/31/04	12/31/03
	(€/mil)
(a) Commitments to grant finance (certain to be called on)	9,079	6,173
(b) Commitments to grant finance (not certain to be called on)	20,736	19,666

Total	29,815	25,839

        The commitments undertaken are detailed below:

	12/31/04	12/31/03
	(€/mil)
Purchase of securities not yet settled	2,783	2,634
Commitments for derivatives on loans	1,397	848
Other commitments certain to be called on	700	255
Undrawn lines of credit granted	12,556	11,412
Put options issued	1,613	1,147
Mortgage loans and leasing contracts to be disbursed	6,279	7,191
Deposits and loans to be made	4,074	1,986
Membership of Interbank Deposit Guarantee Fund	159	144
Other commitments not certain to be called on	254	222

Total	29,815	25,839

Assets lodged to guarantee the Group's liabilities

(Table 10.3 B.I.)	12/31/04	12/31/03
	(€/mil)
Portfolio securities lodged with third parties to guarantee repurchase agreements	9,679	8,037
Securities lodged with the clearing-house for transactions on the derivatives market	9	14
Securities lodged with central banks to guarantee advances	839	638
Securities lodged with the Bank of Italy to guarantee bankers' drafts	165	156
Other settled securities	2,375	431

Total	13,067	9,276

Unused lines of credit

        The unused lines of credit available to the SANPAOLO IMI Group, excluding operating limits, are as follows:

(Table 10..4 B.I.)	12/31/04	12/31/03
	(€/mil)
a) Central banks	99	59
b) Other banks	305	431

Total	404	490

Forward transactions

        Forward transactions as of December 31, 2004 and 2003, excluding dealing transactions on behalf of third parties, are detailed below:

(Table 10.5 B.I.) 12/31/04	Hedging transactions	Dealing transactions(*)	Other transactions	Total
	(€/mil)
1. Purchase/sale of
1.1 securities
—purchases	—	2,780	—	2,780
—sales	—	2,352	—	2,352
1.2 currency
—currency against currency	2,525	970	—	3,495
—purchases against Euro	6,785	1,996	—	8,781
—sales against Euro	5,201	2,049	—	7,250
2. Deposits and loans
—to be disbursed	—	—	4,235	4,235
—to be received	—	—	5,356	5,356
3. Derivative contracts
3.1 with exchange of capital
(a) securities
—purchases	2	4,881	384	5,267
—sales	1,109	2,421	681	4,211
(b) currency
—currency against currency	21	4,850	—	4,871
—purchases against Euro	2,442	8,107	—	10,549
—sales against Euro	225	7,882	—	8,107
(c) other instruments
—purchases	—	—	—	—
—sales	—	—	—	—
3.2 without exchange of capital
(a) currency
—currency against currency	—	69	—	69
—purchases against Euro	—	24	—	24
—sales against Euro	—	44	—	44
(b) other instruments(**)
—purchases	24,725	369,557	257	394,539
—sales	16,155	390,412	4,122	410,689

Total	59,190	798,394	15,035	872,619

(*)
They also include hedging derivatives belonging to the dealing portfolio for € 5,846 million.

(**)
They include basis swaps for € 19,938 million both in purchases and sales.

        Dealings in derivative contracts principally include transactions entered into within the scope of investment banking activities and to cover dealing portfolios. The results from the valuation of derivative contracts are revealed in the statement of income and described in the note concerning profits and losses on financial transactions of Note 23.

        "Hedging" derivatives refer mainly to transactions to cover interest, exchange rate and/or share indexes risks on funding and/or lending activities. These mainly reflect the activities of the Parent Bank and its subsidiaries operating in the loans sector.

        "Other transactions" principally refer to some types of derivative contracts included under structured financial instruments.

        Derivative contracts included under structured financial instruments amount to € 9,531 million (€ 14,814 million as of December 31, 2003), at nominal value.

        At year end the potential net loss on the aggregate value of derivative hedging contracts entered into by Group companies was calculated at € 561 million (€ 264 million as of December 31, 2003). In compliance with accounting policies, this amount was not recorded in the financial statements since the purpose of the derivative contracts in question is to hedge interest, market and/or exchange rate risks with regard to funding activities and/or lending activities. These contracts are, in fact, recorded on a consistent basis with those adopted for hedging transactions. It should be noted that if the assets and liabilities object of the above treatment were to be valued in the same way, the consequent result would generally offset the loss revealed above.

        Forward transactions as of December 31, 2004, as shown in the above table, mainly reflect the activities of the Parent Bank and its subsidiaries operating in the loans sector and in dealing activities.

(Table 10.5 B.I.) 12/31/03	Hedging transactions	Dealing transactions(*)	Other transactions	Total
	(€/mil)
1. Purchase/sale of
1.1 securities
—purchases	—	2,634	—	2,634
—sales	—	1,730	—	1,730
1.2 currency
—currency against currency	2,285	1,197	—	3,482
—purchases against Euro	9,033	2,696	—	11,729
—sales against Euro	3,839	2,233	—	6,072
2. Deposits and loans
—to be disbursed	—	—	2,423	2,423
—to be received	—	—	3,412	3,412
3. Derivative contracts
3.1 with exchange of capital
(a) securities
—purchases	—	1,905	443	2,348
—sales	1,110	2,097	840	4,047
(b) currency
—currency against currency	22	1,416	—	1,438
—purchases against Euro	2,431	9,160	—	11,591
—sales against Euro	105	7,187	—	7,292
(c) other instruments
—purchases	—	—	—	—
—sales	—	—	—	—
3.2 without exchange of capital
(a) currency
—currency against currency	14	30	—	44
—purchases against Euro	37	35	—	72
—sales against Euro	35	30	12	77
(b) other instruments(**)
—purchases	38,384	199,965	593	238,942
—sales	21,355	243,062	8,517	272,934

Total	78,650	475,377	16,240	570,267

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

        The table below shows the notional nominal capital, by type, of forward currency purchase/sale transactions and derivative contracts on interest rates, exchange rates and stockmarket indexes for year 2004.

Notional amounts 12/31/04	Interest rate related	Exchange rate related	Stockmarket index related	Other	Total
	(€/mil)
OTC trading contracts
—Forward(a)	25,435	3,513	—	—	28,948
—Swap(b)	554,026	456	—	—	554,482
—Options purchased	26,292	10,475	4,655	—	41,422
—Options sold	41,060	9,925	6,548	—	57,533
—Other derivative contracts	978	40	113	—	1,131
Exchange traded contracts
—Futures purchased	37,986	12	24	—	38,022
—Futures sold	45,390	19	56	—	45,465
—Futures	—	49	—	—	49
—Options purchased	736	—	2,624	—	3,360
—Options sold	453	—	2,236	—	2,689
—Other derivative contracts	—	—	—	—	—

Total trading contracts	732,356	24,489	16,256	—	773,101
Total non trading contracts	36,827	15,043	9,329	—	61,199

Total contracts(c)	769,183	39,532	25,585	—	834,300
—including OTC contracts	684,617	39,453	20,646	—	744,716

(a)
The caption includes the F.R.A. contracts and forward currency purchase/sale transactions.

(b)
The caption mainly includes the I.R.S., C.I.R.S. contracts, and basis swaps.

(c)
Includes basis swaps amounting to € 19,938 million and does not include forward currency transactions with an original duration of less than 2 days, amounting on the whole to € 3,658 million.

        The table below shows the notional nominal capital, by type, of forward currency purchase/sale transactions and derivative contracts on interest rates, exchange rates and stockmarket indexes for year 2003.

Notional amounts 12/31/03	Interest rate related	Exchange rate related	Stockmarket index related	Other	Total
	(€/mil)
OTC trading contracts
—Forward(a)	24,067	3,340	—	—	27,407
—Swap(b)	305,875	629	—	—	306,504
—Options purchased	17,948	8,641	7,019	—	33,608
—Options sold	23,554	8,337	9,208	—	41,099
—Other derivative contracts	958	227	18	—	1,203
Exchange traded contracts
—Futures purchased	3,569	2	33	—	3,604
—Futures sold	42,839	14	288	—	43,141
—Futures	—	6	—	—	6
—Options purchased	—	—	—	—	—
—Options sold	605	—	377	—	982
—Other derivative contracts	120	—	204	—	324
Total trading contracts	419,535	21,196	17,147	—	457,878
Total non trading contracts	52,625	17,701	14,408	—	84,734

Total contracts(c)	472,160	38,897	31,555	—	542,612
—including OTC contracts	425,027	38,874	30,654		494,555

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

        The following tables show the residual duration of the above OTC transaction for year 2004 and 2003.

Residual maturity of notional amounts underlying OTC derivative contracts 12/31/2004	Up to 12 months	Between 1 and 5 years	Beyond 5 years	Total
	(€/mil)
Interest rate related	286,031	252,035	146,551	684,617
Exchange rate related	33,899	4,971	583	39,453
Stockmarket index related	7,706	10,039	2,901	20,646
Other contracts	—	—	—	—
Residual maturity of notional amounts underlying OTC derivative contracts 12/31/2003	Up to 12 months	Between 1 and 5 years	Beyond 5 years	Total
	(€/mil)
Interest rate related	174,667	157,425	92,935	425,027
Exchange rate related	33,618	4,967	289	38,874
Stockmarket index related	4,684	23,146	2,824	30,654
Other contracts	—	—	—	—

        The following tables report the credit risk equivalent relating to OTC contracts broken down into their various components: positive market value and add on for year 2004 and 2003.

Notional amounts, fair values and similar add on 12/31/04	Interest rate related	Exchange rate related	Equity index related	Other	Total
	(€/mil)
Notional amounts	684,617	39,453	20,646	—	744,716

A. Fair value of OTC trading contracts
A.1 positive fair value	10,934	460	471	—	11,865
A.2 negative fair value	(11,023)	(454)	(406)	—	(11,883)
B. Add on	3,118	210	374	—	3,702
C. Fair value of OTC non-trading contracts
C.1 positive fair value	509	270	544	—	1,323
C.2 negative fair value	(1,043)	(988)	(191)	—	(2,222)
D. Add on	108	270	283	—	661

Credit risk equivalent (A.1+B+C.1+D)	14,669	1,210	1,672	—	17,551

Notional amounts, fair values and similar add on 12/31/03	Interest rate related	Exchange rate related	Equity index related	Other	Total
	(€/mil)
Notional amounts	425,027	38,874	30,654	—	494,555

A. Fair value of OTC trading contracts
A.1 positive fair value	5,374	343	426	—	6,143
A.2 negative fair value	(5,450)	(416)	(302)	—	(6,168)
B. Add on	1,842	178	501	—	2,521
C. Fair value of OTC non-trading contracts
C.1 positive fair value	659	284	533	—	1,476
C.2 negative fair value	(905)	(1,046)	(195)	—	(2,146)
D. Add on	149	302	371	—	822

Credit risk equivalent (A.1+ B+C.1+D)	8,024	1,107	1,831	0	10,962

        The following tables report the positive and negative fair value of quoted contracts for year 2004 and 2003:

Notional amounts and fair values of quoted contracts 12/31/04	Interest rate related	Exchange rate related	Equity index related	Other	Total
	(€/mil)
Notional amounts	84,566	79	4,939	—	89,584

A. Fair value of quoted trading contracts
A.1 positive fair value	7	2	3	—	12
A.2 negative fair value	(18)	(1)	(2)	—	(21)
B. Fair value of quoted non-trading contracts
C.1 positive fair value	—	—	—	—	—
C.2 negative fair value	—	—	—	—	—

Notional amounts and fair values of quoted contracts 12/31/03	Interest rate related	Exchange rate related	Equity index related	Other	Total
	(€/mil)
Notional amounts	47,133	23	901	—	48,057

A. Fair value of quoted trading contracts
A.1 positive fair value	—	—	17	—	17
A.2 negative fair value	—	—	(14)	—	(14)
B. Fair value of quoted non-trading contracts
C.1 positive fair value	—	—	—	—	—
C.2 negative fair value	—	—	—	—	—

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

        Lastly, the following tables show the breakdown of credit risk equivalent on OTC contracts by type of counterparty for year 2004 and 2003

Credit quality of OTC derivative contracts, by counterparty 12/31/04	Positive fair value	Add on	Credit risk equivalent(a) (current value)
	(€/mil)
Governments and central banks	—	7	7
Banks	11,849	3,964	15,813
Other operators	1,339	392	1,731

Total	13,188	4,363	17,551

(a)
The credit risk equivalent reported in this table includes transactions with an original life not exceeding 14 days. The existence of Master Netting Agreements allows a reduction in the above equivalent credit risk of €12,523 million in respect of banks and €137 million in respect of other operators.

Credit quality of OTC derivative contracts, by counterparty 12/31/03	Positive fair value	Add on	Credit risk equivalent(a) (current value)
	(€/mil)
Governments and central banks	10	12	22
Banks	6,735	2,999	9,734
Other operators	874	332	1,206

Total	7,619	3,343	10,962

(a)
The credit risk equivalent reported in this table includes transactions with an original life not exceeding 14 days. The existence of Master Netting Agreements allows a reduction in the above equivalent credit risk of €4,810 million in respect of banks and €153 million in respect of other operators.

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

        A description of the organizational model and the results of monitoring the evolution of risks for 2004 is reported in the appropriate section of the Report on Group Operations ("Risk management and control").

Credit derivatives

        Transactions in credit derivatives carried out by the Group as of December 31, 2004 and as of December 31, 2003 are analyzed below:

(Table 10.6.B.I) 12/31/04 Categories of operations	Negotiation	Other transaction	Total
	(€/mil)
1. Hedging purchases
1.1 With exchange of capital
—credit default swap	833	233	1,066
—credit linked note	—	202	202
1.2 Without exchange of capital			—
—credit default swap	250	—	250
2. Hedging sales
2.1 With exchange of capital
—credit default swap	798	372	1,170
—credit linked note	—	40	40
2.2 Without exchange of capital
—credit default swap	150	—	150
—credit linked note	6	30	36

Total	2,037	877	2,914

        Table above comprises credit derivatives recorded by the Parent Bank, included under structured financial instruments amounting to €278 million (€356 million as of December 31, 2003), at nominal value.

(Table 10.6.B.I) 12/31/03 Categories of operations	Negotiation	Other transaction	Total
	(€/mil)
1. Hedging purchases
1.1 With exchange of capital
—credit default swap	321	351	672
1.2 Without exchange of capital
—credit default swap	—	—	—
2. Hedging sales
2.1 With exchange of capital
—credit default swap	318	426	744
—credit linked note	—	40	40
2.2 Without exchange of capital
—credit default swap	6	58	64

Total	645	875	1,520

Other information relating to guarantees

        The classification of guarantees given by category of counterparty is provided in Note 19, while forward transactions related to dealing on behalf of third parties are described in Note 20.

(19) CONCENTRATION AND DISTRIBUTION OF ASSETS AND LIABILITIES

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

(Table 11.1 B.I.)	12/31/04	12/31/03
(a) Amount (€/mil)	6,350	7,290
(b) Number	3	3

Distribution of loans to customers, by category of borrower

        Loans to customers are distributed by main category of borrower as follows:

(Table 11.2 B.I.)	12/31/04	12/31/03
	(€/mil)
(a) Governments	6,713	7,551
(b) Other public entities	6,855	6,275
(c) Non-financial businesses	62,860	68,822
(d) Financial institutions	11,405	10,222
(e) Family businesses	6,051	5,910
(f) Other operators	28,023	25,819

Total	121,907	124,599

Distribution of loans to resident non-financial companies and family businesses

        The distribution of loans to non-financial companies and family businesses resident in Italy is detailed below, by sector to which the borrower belongs:

(Table 11.3 B.I.)	12/31/04	12/31/03
	(€/mil)
(a) Other services for sale	13,943	13,979
(b) Commerce, salvage and repairs	9,563	9,693
(c) Construction and public works	6,956	7,098
(d) Energy products	3,966	4,656
(e) Transport	3,558	2,874
(f) Other sectors	25,680	30,322

Total	63,666	68,622

Distribution of credit derivatives by category of borrower

        As of December 31, 2004 credit derivatives, equal to € 2,914 million, classified in relation to category of counterparty are distributed as follows:

  •
  € 2,017 million to banks;

  •
  € 867 million to financial institutions;

  •
  € 30 million to other operators.

        As of December 31, 2003 credit derivatives, equal to € 1,520 million, classified in relation to category of counterparty are distributed as follows:

  •
  € 1,099 million to banks;

  •
  € 385 million to financial institutions;

  •
  € 36 million to other operators.

Distribution of guarantees given, by category of counterparty

        Guarantees given by the Group are classified by category of counterparty as follows:

(Table 11.4 B.I.)	12/31/04	12/31/03
	(€/mil)
(a) Governments	24	—
(b) Other public entities	48	219
(c) Banks	591	726
(d) Non-financial businesses	14,050	16,968
(e) Financial institutions	1,395	1,204
(f) Family businesses	141	161
(g) Other operators	1,050	634

Total	17,299	19,912

Geographical distribution of assets and liabilities

        The geographical distribution of the Group's assets and liabilities is detailed below, by reference to the countries of residence of the counterparties concerned:

	12/31/04				12/31/03
(Table 11.5 B.I.)	Italy	Other EU countries	Other countries	Total	Italy	Other EU countries	Other countries	Total
	(€/mil)
1. Assets
1.1 due from banks	7,606	13,757	2,414	23,777	6,872	12,747	2,659	22,278
1.2 loans to customers	111,412	6,827	3,668	121,907	114,128	5,579	4,892	124,599
1.3 securities	19,594	7,654	2,042	29,290	19,028	3,799	2,431	25,258

Total	138,612	28,238	8,124	174,974	140,028	22,125	9,982	172,135

2. Liabilities
2.1 due to banks	5,651	15,617	6,930	28,198	8,181	12,955	7,398	28,534
2.2 due to customers	77,266	7,928	3,294	88,488	70,169	5,096	4,728	79,993
2.3 securities issued	36,510	7,788	2,266	46,564	37,274	11,479	2,800	51,553
2.4 other accounts	6,036	69	1,000	7,105	5,160	429	1,000	6,589

Total	125,463	31,402	13,490	170,355	120,784	29,959	15,926	166,669

3. Guarantees and commitments	30,038	9,047	8,029	47,114	29,342	8,196	8,213	45,751

Maturities of assets and liabilities

        The residual maturities of assets and liabilities for year 2004 are detailed in the following table:

	Specified duration
				Between 1 and 5 years		Beyond 5 years
(Table 11.6 B.I.)	On demand	Up to 3 months	Between 3 and 12 months	Fixed rate	Indexed rate	Fixed rate	Indexed rate	Unspecified duration	Total
	(€/mil)
1. Assets
1.1 Treasury bonds eligible for refinancing	—	461	550	365	607	309	261	—	2,553
1.2 due from banks	3,665	16,431	2,070	61	907	—	262	381	23,777
1.3 loans to customers	17,922	19,118	13,015	11,061	26,177	10,085	21,996	2,533	121,907
1.4 bonds and other debt securities	64	1,729	5,413	5,712	4,702	3,778	2,318	—	23,716
1.5 off-balance sheet transactions	8,071	245,917	238,057	166,631	55,866	71,504	1,255	—	787,301

Total assets	29,722	283,656	259,105	183,830	88,259	85,676	26,092	2,914	959,254

2. Liabilities
2.1 due to banks	2,294	11,782	5,149	478	2,557	293	5,645	—	28,198
2.2 due to customers	67,043	17,410	1,402	1,117	85	1,312	119	—	88,488
2.3 securities issued:									—
—bonds	357	2,838	5,869	10,639	10,475	3,007	6,443	—	39,628
—certificates of deposit	90	857	1,006	804	11	162	—	—	2,930
—other securities	654	3,135	156	61	—	—	—	—	4,006
2.4 subordinated liabilities	—	—	1,960	692	200	1,799	2,304	—	6,955
2.5 off-balance sheet transactions	11,971	269,356	213,406	159,824	51,508	79,113	2,123	—	787,301

Total liabilities	82,409	305,378	228,948	173,615	64,836	85,686	16,634	—	957,506

        The residual maturities of assets and liabilities for year 2003 are detailed in the following table:

	Specified duration
				Between 1 and 5 years		Beyond 5 years
(Table 11.6 B.I.)	On demand	Up to 3 months	Between 3 and 12 months	Fixed rate	Indexed rate	Fixed rate	Indexed rate	Unspecified duration	Total
	(€/mil)
1. Assets
1.1 Treasury bonds eligible for refinancing	41	391	569	713	1,126	655	428	—	3,923
1.2 due from banks	7,218	11,225	2,100	288	623	1	385	438	22,278
1.3 loans to customers	23,118	19,780	13,367	10,969	25,000	9,637	20,680	2,048	124,599
1.4 bonds and other debt securities	183	670	4,228	6,323	3,730	2,043	1,411	—	18,588
1.5 off-balance sheet transactions	11,776	168,655	151,623	81,034	25,525	45,235	1,921	—	485,769

Total assets	42,336	200,721	171,887	99,327	56,004	57,571	24,825	2,486	655,157

2. Liabilities
2.1 due to banks	3,902	12,674	3,808	692	2,316	386	4,756	—	28,534
2.2 due to customers	63,275	14,471	1,160	410	154	394	129	—	79,993
2.3 securities issued:
—bonds	301	1,121	6,682	12,523	13,660	2,876	2,816	—	39,979
—certificates of deposit	120	4,542	1,174	1,162	50	93	8	—	7,149
—other securities	659	3,530	236	—	—	—	—	—	4,425
2.4 subordinated liabilities	—	—	564	1,114	75	1,930	2,731	—	6,414
2.5 off-balance sheet transactions	12,286	166,651	148,374	72,389	32,735	52,003	1,331	—	485,769

Total liabilities	80,543	202,989	161,998	88,290	48,990	57,682	11,771	—	652,263

Assets and liabilities denominated in foreign currencies

        Assets and liabilities denominated in currencies other than those of the €-zone as of December 31, 2004 and 2003 are broken down as follows:

(Table 11.7 B.I.)	12/31/04	12/31/03
	(€/mil)
(a) Assets
1. due from banks	5,038	3,970
2. loans to customers	6,734	6,920
3. securities	2,061	2,179
4. equity investments	70	69
5. other accounts	293	207

Total assets	14,196	13,345

(b) Liabilities
1. due to banks	5,932	6,595
2. due to customers	6,757	6,700
3. securities issued	4,326	6,819
4. other accounts	303	75

Total liabilities	17,318	20,189

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

        A description of the organizational model and the results of monitoring the evolution of risks for 2004 is reported in the appropriate section of the Report on Group Operations ("Risk management and control").

Securitization transactions

Group securitization transactions

        As of December 31, 2004 the SANPAOLO IMI Group accounts show two securitization transactions, both carried out by the subsidiary Sanpaolo Leasint S.p.A..

        SPLIT 1 Operation—In 1997 the company made a non-recourse assignment of performing loans under leasing contracts as per Law 52/91 for a total book value of € 504 million, in order to free part of the loan portfolio, generating sources of additional liquidity and, at the same time, benefiting from credit risk containment. The initial transfers of loans by Sanpaolo Leasint S.p.A. ("Leasint") was accounted for under Italian GAAP as sales at book value in accordance with Law No. 52/91. Consequently, the loans ceased to be recognized on the balance sheets of Leasint and therefore the consolidated balance sheet of SANPAOLO IMI, with no related gain or loss. In order to effect the sale of the loans, a special purpose vehicle ("SPV") was established and the transaction was structured so that the SPV issued and sold interest-bearing bonds on the open market and used the proceeds to acquire the loans of Leasint. Under the terms of the transaction, the SPV issued three tranches of debt (Classes A, B and C), all with differing credit ratings, such that the Class C bonds were considered subordinated to the Class A and Class B bonds. Leasint was required to purchase all the Class C bonds in the amount of €50 million. The purchases were made by Leasint to ensure that the residual risk related to the transferred loans remained with Leasint. In conjunction with the acquisition of the Class C bonds issued by the SPV, Leasint recognized an investment in debt securities in its balance sheet. The agreements governing the transfer of the loans by Leasint, although explicitly without recourse, do not protect Leasint from the residual risks of the transferred loans. In particular, Leasint receives interest payments on the Class C bonds of the SPV that it holds, equal to the difference between the interest income on the transferred portfolio and the interest expenses on the Class A and Class B bonds. Those interest payments are reduced to the extent that the transferred loans are deemed to be uncollectible. If the amount of loans deemed to be uncollectible exceeds the amount of interest due to Leasint on the bonds it holds, there is a corresponding reduction in the principal amount of such bonds, up to the entire book value of the Class C bond (€50 million). To date there have been no reductions in the principal amount of the Class C bonds held by Leasint. The net interest income recognized by SANPAOLO IMI is equal to the difference between the interest income on that loan portfolio and the interest expense on the bonds issued by the relevant special purpose vehicle. Under an accounting point of view, the impact of the transaction on the income statement in the years subsequent the securitization was the same as if such receivables had remained on SANPAOLO IMI balance sheet.

        In 2004 and 2003 no revolving assignments were made against the original securitization transaction, in order to ensure the equivalence of the initial securitized assets to the securities issued up to the contract date set for repayment of the securities. The assigned portfolio is subject to continuous monitoring which consists of preparing a quarterly settlement report for the various entities involved (rating agencies, factoring companies, vehicle companies and trustees) with a detailed explanation of the state of the loans and of collections during the period. The servicer activity commits the company to the separate administration, management and collection of the portfolio originally assigned and of the loans subsequently due, as well as handling any recovery procedures. As of 31 December 2004, loans to be collected amounted to € 1million (€ 13 million as of December 31, 2003). The operation was concluded in January 2005 with the reimbursement of the subordinated security.

        SPLIT 2 Operation—In the last quarter of 2004, Sanpaolo Leasint made a non-recourse assignment of receivables deriving from performing leasing contracts to Split2 Srl, a vehicle company set up especially in accordance with law no. 139/99. The leasing contracts, involving property, automobiles and operating assets, total € 1,805 million. In addition to the portfolio and under certain conditions, the structure of the operation provides for the disposal of other portfolios on a quarterly basis to replace the receivables collected by Split2 in the first 18 months (revolving period). With the aim of collecting the funding necessary for the purchase of these loans, Split2 issued three classes of securities with ratings assigned by the three agencies (Moody's, S&P and Fitch). They were successfully distributed on the market and Sanpaolo Leasint wholly subscribed to a Class C class for € 18 million. The object of this operation is to diversify the company's sources of financing, to match funding to the underlying loans, as well as to free up economic and regulatory capital. As servicer, Sanpaolo Leasint continues to manage the collection of assigned loans and to maintain relations directly with customers, transferring the capital and interest collected on loans to accounts opened in the name of SPV at the depositary collecting bank. It also provides the periodical information about the portfolio, required by the Rating Agencies for monitoring purposes. The amount collected as servicer totaled € 102 million as of December 31, 2004. The underlying securitization activities to junior securities as of December 31, 2004 amount to € 1,726 million and wholly refer to performing loans from leasing operations.

Securities in portfolio representing third party securitization transactions

        As of December 31, 2004, the Group holds investment and dealing securities from third party securitizations, as shown in the following table:

		book value
12/31/04 Type of underlying activities	Loan quality	"Senior" securities	"Mezzanine" securities	"Junior" securities	Total
	(€/mil)
Dealing securities portfolio
Central and local authorities	Performing	901	35	20	956
Building mortgage loans	Performing	3	—	—	3
Commercial/industrial/agricultural mortgage loans	Performing	1	—	—	1
Consumer loans	Performing	14	—	—	14
Leasing	Performing	8	—	—	8
Health care receivable	Performing	399	—	—	399
Public real estate	Performing	270	—	—	270
Social security contributions	Performing	166	—	—	166
Tax credits	Performing	415	—	—	415
Other loans	Performing	3	10	—	13

		2,180	45	20	2,245

        As of 31 December 2004, the investment securities portfolio was held solely by the Parent Bank and was almost written down in full.

        The underlying activities to junior securities deriving from third party securitization transactions (pro quota value) amount to € 345 million.

        As of December 31, 2003, the Group held investment and dealing securities from third party securitizations, as shown in the following table:

		book value
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

        As of December 31, 2003 the investment securities portfolio is shown net of adjustments in value totaling € 18 million, of which € 4 million were booked during the year.

        The underlying activities to junior securities deriving from third party securitization transactions (proquota value) amount to € 354 million.

(20) ADMINISTRATION AND DEALING ON BEHALF OF THIRD PARTIES

Dealing in securities

        Purchases and sales made during the year on behalf of third parties were as follows:

(Table 12.1 B.I.)	12/31/04	12/31/03
	(€/mil)
(a) Purchases
1. settled	117,402	114,927
2. not settled	16	23

Total purchases	117,418	114,950

(b) Sales
1. settled	104,664	126,552
2. not settled	16	10

Total sales	104,680	126,562

        Purchase and sale transactions performed on behalf of third parties include, respectively, € 32,524 million and € 19,550 million for dealings in derivative contracts (respectively € 9,201 million and € 21,406 million as of December 31, 2003).

Portfolio management

        The total market value of portfolios managed on behalf of customers and inclusive of Fund-based Portfolio Management is detailed below:

(Table 12.2 B.I.)	12/31/04	12/31/03
	(€/mil)
Portfolio management (*)	33,084	33,241

(*)
In accordance with specific Bank of Italy instructions, this information refers solely to personalized portfolio management on behalf of customers, excluding those offered by third parties and distributed by the Group.

Custody and administration of securities

        The nominal value of securities held in custody and for administration, including those received as guarantees, is detailed below:

(Table 12.3 B.I.)	12/31/04	12/31/03
	(€/mil)
(a) Third-party securities held on deposit	281,685	289,891
(b) Third-party securities deposited with third parties	235,996	210,283
(c) Portfolio securities deposited with third parties (*)	28,387	24,607

(*)
Excluding securities deposited with third parties to secure repurchase agreements, already included in table 10.3 B.I.—Assets lodged to guarantee the Group's liabilities.

Collection of receivables on behalf of third parties: debit and credit adjustments

        The notes portfolio has been reclassified on the basis of the related settlement date, by recording the following adjustments:

(Table 12.4 B.I.)	12/31/04	12/31/03
	(€/mil)
a) Debit adjustments
1. current accounts	740	659
2. central portfolio	4,217	2,555
3. cash	79	827
4. other accounts	2,014	812
b) Credit adjustments
1. current accounts	777	827
2. transferors of notes and documents	6,414	4,122
3. other accounts	215	141

Other transactions

Research and Development

Applied Research Reserve

        SANPAOLO IMI manages transactions arising from applications received by December 31, 1999 out of the Applied Research Reserve. As of December 31, 2004, there are resolutions to be stipulated for € 57 million and disbursements to be made for € 387 million (respectively € 115 million and

€ 587 million as of December 31, 2003) As of December 31, 2003 there were also loans for € 697 million.

Reserve for Research Grants

        SANPAOLO IMI continued to provide services to the Ministry of Education, Universities and Research (MIUR) for the management of industrial research projects and researcher training schemes using the Reserve for Research Grants. During 2004, 87 applications were received for research investment for € 295 million and MIUR deliberated on financing of € 151 million. During 2003, 113 applications were received for research investment for € 386 million and MIUR deliberated on financing of € 339 million. The reduction in applications was reflected in the lack of funds, which led the Ministry to completely suspend the "reception desk" for applications, which had already been limited to the areas of Southern Italy, with effect from March 3, 2004.

Reserve for Technological Innovation

        SANPAOLO IMI continued to provide services to the Ministry for Productive Activities (MAP) for the management of development projects utilizing the Reserve for Technological Innovation. The "reception desk" was suspended by MAP in January 2003 owing to lack of funds. Activities continue exclusively on the passing of Notices reserved for projects within technological sectors considered to be of prominence or to be carried out in particular areas of Italy. During 2003 MAP deliberated on financing of € 270 million. During 2004, 203 applications were received for research investments for € 236 million and MAP deliberated on financing of € 224 million.

        During 2004, activities connected to the three reserves generated a total € 10.5 million commission from the Public Administration (€ 9 million during 2003).

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

        Acceptance of new applications has been closed since the beginning of 2000. As of December 31, 2004, there are 816 applications for € 332 million, broken down as follows:

  •
  € 318 million for the consolidation of short-term debt for which contributions are being paid;

  •
  € 14 million for investment loans, of which an application for € 1 million is not yet completed.

        As of December 31, 2003, there were 1,564 applications for € 626 million, broken down as follows:

  •
  € 611 million relating to the consolidation of short-term debt (of which € 610 million already being paid and € 1 million waiting for the final documentation);

  •
  € 13 million for investment loans; an application for € 1 million not yet completed;

  •
  € 1 million for the purchase of investments.

        During 2003 the management activities for this Ministry generated € 0.3 million commission.

Notes accepted after collection and taxation

        The Group has received instructions to collect third-party receivables as part of its portfolio transactions. The nominal value of such receivables is € 15,781 million (€ 33,700 million as of December 31, 2003).

        Furthermore, through the subsidiary Gest Line, the Group manages the collection and recovery of taxation and duties for € 36,666 million (€ 32,956 million as of December 31, 2003).

Third-party portion of syndicated loans

        The portion of syndicated loans arranged by the Parent Bank for third parties without a representation mandate totaled € 559 million at period end (€ 564 million as of December 31, 2003).

Portfolio management services rendered by third parties

        The amount of portfolio management services rendered by third parties and offered to customers through Group companies as of December 31, 2004 amounted to € 3,760 million (€ 4,704 million as of December 31, 2003) broken down as follows: € 1,061 million of mutual funds, € 505 million of fund-based portfolio management, € 535 million of portfolio management schemes and € 1,659 million in insurance policies (respectively € 1,184 million, € 917 million, € 497 million and € 2,106 as of December 31, 2003).

(21) INTEREST

        Interest income and expense and similar revenues and charges, detailed below, are reported in captions 10 and 20 of the consolidated statement of income:

	2004	2003	2002
	(€/mil)
Interest income and similar revenues (caption 10)	7,195	7,443	8,693
Interest expense and similar charges (caption 20)	3,508	3,701	4,955

Interest income and similar revenues (caption 10)

Analysis of caption 10 "interest income and similar revenues" (Table 1.1 B.I.)	2004	2003	2002
	(€/mil)
(a) On amounts due from banks	445	460	691
including:
—deposits with central banks	40	43	60
(b) On loans to customers	5,799	6,215	6,936
including:
—loans using public funds	—	—	—
(c) On debt securities	926	727	995
(d) Other interest income	25	41	71
(e) Net differential on hedging transactions (*)	—	—	—

Total	7,195	7,443	8,693

(*)
Representing the net effects of differentials on hedging derivative contracts.

Detail of caption 10 "interest income and similar revenues" (Table 1.3 B.I.)	2004	2003	2002
	(€/mil)
a) On assets denominated in foreign currency	227	205	309

        "Interest income and similar revenue" on assets denominated in foreign currency relates to transactions denominated in currencies not included in the Euro-zone.

Interest expense and similar charges (caption 20)

Analysis of caption 20 "interest expense and similar charges" (Table 1.2 B.I.)	2004	2003	2002
	(€/mil)
(a) On amounts due to banks	694	659	1,029
(b) On amounts due to customers	937	1,050	1,445
(c) On securities issued (*)	1,364	1,493	1,945
including:
—certificates of deposit	60	110	221
(d) On public funds administered	—	—	—
(e) On subordinated liabilities	294	302	320
(f) Net differential on hedging transactions (**)	219	197	216

Total	3,508	3,701	4,955

(*)
Excluding interest on subordinated securities included at caption (e).

(**)
Representing the net effects of differentials on hedging derivative contracts.

Detail of caption 20 "interest expense and similar charge" (Table 1.4 B.I.)	2004	2003	2002
	(€/mil)
a) On liabilities denominated in foreign currency	253	224	403

        "Interest expense and similar charges" on liabilities denominated in foreign currency relates to transactions denominated in currencies not included in the Euro-zone.

(22) COMMISSION

        Commission income and expense, as detailed below, are reported in captions 40 and 50 of the consolidated statement of income:

	2004	2003	2002
	(€/mil)
Commission income (caption 40)	3,998	3,722	3,467
Commission expense (caption 50)	761	685	671

Commission income (caption 40)

Analysis of caption 40 "Commission income" (Table 2.1 B.I.)	2004	2003	2002
	(€/mil)
(a) Guarantees given	96	80	77
(b) Credit derivatives	4	8	10
(c) Management, dealing and advisory services
1. dealing in securities	120	97	129
2. dealing in currency	30	31	35
3. portfolio management:
3.1 individual	217	204	229
3.2 collective	1,319	1,219	1,129
4. custody and administration of securities	61	67	66
5. depositary bank	136	115	121
6. placement of securities	34	34	13
7. acceptance of instructions	89	97	83
8. advisory services	19	35	23
9. third party service distribution:
9.1 portfolio management:
a) individual	29	18	23
b) collective	28	29	110
9.2 insurance products	351	285	159
9.3 other products	2	7	7
(d) Collection and payment services	345	332	325
(e) Servicing for securitisation transactions	—	—	2
(f) Tax collection services	169	179	122
(g) Other services	949	885	804

Total	3,998	3,722	3,467

        Subcaption (g) "Other services" comprises, in particular:

	2004	2003	2002
	(€/mil)
Loans granted	315	271	243
Deposits and current account overdrafts	352	316	297
Current accounts	179	173	141
Other services	103	125	123

Total	949	885	804

        Commission income by distribution channels is organized as follows:

Detail of caption 40 "commission income": "Products and services distribution channels" (Table 2.2 B.I.)	2004	2003	2002
	(€/mil)
(a) With own branches:
1. portfolio management	1,123	993	933
2. placement of securities	30	1	1
3. third party service distribution	215	188	192
(b) Outside supply
1. portfolio management	413	430	425
2. placement of securities	4	33	12
3. third party service distribution	195	151	107

Commission expense (caption 50)

Analysis of caption 50 "Commission expense" (Table 2.3 B.I.)	2004	2003	2002
	(€/mil)
(a) Guarantees received	4	12	14
(b) Credit derivatives	4	1	1
(c) Management and dealing services
1. dealing in securities	57	33	36
2. dealing in currency	1	1	2
3. portfolio management:
3.1 own portfolio	—	—	—
3.2 third party portfolio	86	79	71
4. custody and administration of securities	26	23	24
5. placement of securities	8	7	2
6. door-to-door sales of securities, financial products & services	352	314	319
(d) Collection and payment services	97	93	98
(e) Other services	126	122	104

Total	761	685	671

        Subcaption (e) "Other services" comprises, in particular:

	2004	2003	2002
	(€/mil)
Loan-arrangement activities	71	56	65
Loans obtained	1	6	3
Intermediation in financing transactions	4	9	10
Other services	50	51	26

Total	126	122	104

(23) PROFITS (LOSSES) ON FINANCIAL TRANSACTIONS

        Profits and losses on financial transactions, detailed below, are reported in caption 60 of the consolidated statement of income:

	2004	2003	2002
	(€/mil)
Profits (losses) on financial transactions (caption 60)	235	198	-98

Profits (losses) on financial transactions (caption 60)

        Profits and losses for years 2004, 2003, and 2002 in respect of the "official schedules" are analyzed as follows:

Analysis of caption 60 "Profits (losses) on financial transactions (Table 3.1 B.I.)

2004	Security transactions	Currency transactions	Other transactions	Total
	(€/mil)
A1. Revaluations	323		7,079	7,402
A2. Writedowns	(216)		(7,083)	(7,299)
B. Other profits and losses	115	65	(48)	132

Total	222	65	(52)	235

including:
1. on government securities	59
2. on other debt securities	168
3. on equities	216
4. on security derivatives	(221)
2003	Security transactions	Currency transactions	Other transactions	Total
	(€/mil)
A1. Revaluations	237	—	1,797	2,034
A2. Writedowns	(205)	—	(1,942)	(2,147)
B. Other profits and losses	(54)	70	295	311

Total	(22)	70	150	198

including:
1. on government securities	(39)
2. on other debt securities	6
3. on equities	170
4. on security derivatives	(159)
2002	Security transactions	Currency transactions	Other transactions	Total
	(€/mil)
A1. Revaluations	414	—	1,796	2,210
A2. Writedowns	(243)	—	(2,695)	(2,938)
B. Other profits and losses	(382)	69	943	630

Total	(211)	69	44	(98)

including:
1. on government securities	74
2. on other debt securities	70
3. on equities	(544)
4. on security derivatives	189

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

        The reconciliation with the "Profits and losses from financial transactions and dividends on shares" caption of the reclassified statement of income, reported in the Report on Operations, is detailed below:

Reconciliation of caption 60 "Profits (losses) on financial transactions" with the reclassified statement of income	(€/mil)
Profits (losses) on financial transactions (caption 60)	235
Reclassification from interest income and expense of the positive margin of Investment Banking(1)	118
Reclassification from the dividends on dealing shares caption	79

Caption of the reclassified statement of income "Profits and losses from financial transactions and dividends on shares"	432

(1)
The reclassification refers to the interest income relating to the Banca IMI Group which, in the interest of a better representation of Group results, is shown under the "profits and losses from financial transactions and dividends on shares" caption, being closely connected, from an operating point of view, with the result of the stockbroking activities.

(24) ADMINISTRATIVE COSTS

        Administrative costs, detailed below, are reported in caption 80 of the consolidated statement of income:

	2004	2003	2002
	(€/mil)
Payroll costs (caption 80.a)	2,803	2,841	2,856
Other administrative costs (caption 80.b)	1,762	1,769	1,792

Total	4,565	4,610	4,648

Payroll costs (caption 80.a)

        The following table sets out the detail of the payroll costs.

	2004	2003	2002
	(€/mil)
Wages and salary	2,033	2,046	2,061
Social security charges	620	633	618
Termination indemnities	120	132	140
Pension and similar commitments	30	30	37

Total	2,803	2,841	2,856

        The following table sets out the average number of employees by category:

Average number of employees by category (table 4.1 B.I.)	2004	2003	2002
	(€/mil)
(a) Executives	797	836	857
(b) Supervisors	5,197	5,671	6,114
(c) Other employees	37,108	37,834	39,132

Total	43,102	44,341	46,103

of which: of companies consolidated under the proportional method	738	705	698

Other administrative costs (caption 80.b)

	2004	2003	2002
	(€/mil)
IT costs	419	430	404
Software maintenance and upgrades	126	122	110
External data processing	94	97	93
Maintenance of operating assets	61	69	67
Data transmission charges	69	66	62
Database access charges	45	49	53
Equipment leasing charges	24	27	19
Real estate costs	290	287	294
Rented property:	198	186	187
—rental of premises	183	171	172
—maintenance of leasehold premises	15	15	15
Property owned:	26	30	34
—maintenance of properties owned by the Bank	26	30	34
Security services	34	38	39
Cleaning of premises	32	33	34
General expenses	247	258	279
Postage and telegraph charges	56	52	62
Office supplies	31	32	37
Transport and counting of valuables	22	23	31
Courier and transport services	20	18	18
Payroll costs for personnel on secondment	6	4	5
Other expenses	112	129	126
Professional and insurance fees	265	264	287
Professional fees	136	146	185
Legal and judiciary expenses	56	57	43
Insurance premiums—banks and customers	46	41	40
Investigation/commercial information costs	27	20	19
Promotion, advertising and marketing expenses	99	93	96
Advertising and entertainment	84	79	82
Contributions and membership fees to trade unions and business associations	15	14	14
Indirect payroll costs	104	94	75
Indirect personnel expenses	104	94	75
Utilities	86	86	93
Energy	48	46	49
Telephone	38	40	44

Total	1,510	1,512	1,528

Indirect duties and taxes
—stamp duties	169	176	190
—substitute tax (Pres. Decree 601/73)	35	32	26
—local property taxes	14	15	14
—tax on stock exchange contracts	7	7	8
—non-recoverable VAT on purchases	7	6	4
—other	20	21	22

Total	252	257	264

Total other administrative costs	1,762	1,769	1,792

(25) ADJUSTMENTS, WRITEBACKS AND PROVISIONS

        Adjustments and provisions, reported in captions 90, 100, 120, 140 and 150 of the consolidated statement of income, and writebacks, reported in captions 130 and 160, are detailed below:

	2004	2003	2002
	(€/mil)
Adjustments to intangible and tangible fixed assets (caption 90)	656	642	753
Provisions for risks and charges (caption 100)	231	195	261
Adjustments to loans and provisions for guarantees and commitments (caption 120)	894	1,126	889
Writebacks of adjustments to loans and provisions for guarantees and commitments (caption 130)	386	417	320
Provisions to reserves for probable loan losses (caption 140)	17	15	27
Adjustments to financial fixed assets (caption 150)	106	158	569
Writebacks of adjustments to financial fixed assets (caption 160)	124	218	8

Adjustments to intangible and tangible fixed assets (caption 90)

	2004	2003	2002
	(€/mil)
Adjustments to intangible fixed assets
—amortization of start-up and capital increase expenses	1	1	1
—amortization of goodwill	1	1	2
—long-term writedowns of goodwill	—	7	—
—amortization of merger differences	—	—	27
—amortization of software costs	189	199	198
—long-term writedowns of software cost	—	1	4
—amortization of other deferred charges	29	31	32
—long-term writedowns of other deferred charges	—	—	12
—amortization of goodwill arising on consolidation	179	131	154
—amortization of goodwill arising on application of the equity method	19	19	29
Adjustments to tangible fixed assets
—depreciation of property	82	93	92
—long-term writedowns of property	—	3	—
—depreciation of furniture and installations	156	156	202

Total	656	642	753

        Individual assets have been written down with reference to their remaining useful lives using, in most cases, the maximum fiscally-allowed rates, including the provision of accelerated depreciation.

        In 2004, "Amortization of goodwill arising on consolidation" includes the investments in Banque Privee Wargny, Financiere Fideuram and Cassa dei Risparmi di Forlì reflecting, in addition to the portion of ordinary amortization for 2004, the extraordinary adjustment of a long-term nature of € 16 million for the French subsidiaries and € 40 million for the Cassa, made in order to align their value to that shown in the Parent Bank financial statements of Banca Fideuram and of the Parent Bank.

        In 2003 "Amortization of goodwill arising on consolidation" included the investment in Banka Koper d.d. reflecting, in addition to the portion of ordinary amortization for 2003, the extraordinary adjustment of € 8 million, made in order to align the value of the investment in the Slovenian bank to the estimated opinion obtained in view of transferring the company to Sanpaolo IMI Internazionale S.p.A..

        In 2002 "Amortization of goodwill arising on consolidation" included for the French group Fideuram Wargny, besides the ordinary amortization for the year 2002, a writedown of € 44 million, made to take account of the downward trend in financial markets and of a more prudent evaluation of prospects of future profit for the subsidiaries.

Provisions for risks and charges (caption 100)

        Provisions for risks and charges of € 231 million during 2004 reflect the consolidation of the corresponding provisions of the Parent Bank for € 127 million, designed as follows:

  •
  € 91 million to strengthen the fund against losses on legal disputes, to reflect the increase in the claims by receivers of bankrupt customers recorded at the end of 2004, among which those filed by the Commission for the Parmalat Group companies;

  •
  € 23 million to cover other potential risks, among which guarantees given in respect of company transactions;

  •
  € 13 million to increase the reserve for other personnel costs, of which € 6 million for charges relating to supplementary pension funds and € 6 million to cover long-service bonuses to employees.

        Provisions made by subsidiaries (€ 104 million), comprise € 39 million of provisions made by the Cardine Finanziaria and SANPAOLO Banco Napoli Bank Networks; the remaining € 65 million refer to:

  •
  € 32 million for provisions made by the subsidiaries operating in the placement and management of financial products against the risks involved in such activities. In particular, € 30 million refer to the contribution by Banca Fideuram and its subsidiaries to cover probable losses on commissions paid in advance, legal disputes (including bankruptcies) and indemnity contracts to Private bankers;

  •
  € 33 million for provisions made by other subsidiaries. This provision mainly reflects the accruals made for the restructuring of the Private Banking business, following the merger between Sanpaolo Bank SA and IMI Bank Lux SA (€ 14 million) and for the risks inherent in the tax collection business (€ 8 million).

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

Adjustments to loans and provisions for guarantees and commitments (caption 120)

        The following table sets out the analysis of caption 120 "Adjustments to loans and provisions for guarantees and commitments".

Analysis of caption 120 "Adjustments to loans and provisions for guarantees and commitments" (Table 5.1 B.I.)	2004	2003	2002
	(€/mil)
(a) Adjustments to loans of which:	865	1,112	803
—general adjustments for country risk	3	—	7
—other general adjustments	85	169	189
(b) Provisions for guarantees and commitments of which:	29	14	86
—general provisions for country risk	—	—	—
—other general provisions	17	5	67

Total	894	1,126	889

Writebacks of adjustments to loans and provisions for guarantees and commitments (caption 130)

	2004	2003	2002
	(€/mil)
Revaluation of loans previously written down	84	149	95
Revaluation of loans previously written off	4	5	1
Revaluation of provisions for guarantees and commitments	15	21	18
Collection of loan principal previously written down	202	161	116
Collection of loan principal and interest previously written off	40	39	39
Collection of default interest previously written down	41	42	51

Total	386	417	320

Provisions to reserves for probable loan losses (caption 140)

        Provisions to reserves for probable loan losses represent accruals made by certain subsidiary companies.

Adjustments to financial fixed assets (caption 150)

	2004	2003	2002
	(€/mil)
Adjustments to equity investments	78	150	542
Adjustments to other investment securities	28	8	27

Total	106	158	569

        Adjustments to equity investments relate to the writedown of holdings in the following non-consolidated companies:

	2004	2003	2002
	(€/mil)
Hutchison 3G Italy S.p.A.(1)	61	105	16
Fiat S.p.A.	5	12	82
Compagnia Assicuratrice Unipol S.p.A.	3	7	—
Kiwi II Ventura—Serviços de Consultoria S.A.	3	1	2
Praxis Calcolo S.p.A.	1	4	2
Euromedia Venture Belgique S.A.	1	—	2
Fin. Ser. S.p.A.	1	—	—
Volare Group S.p.A.	1	—	—
Kredyt Bank S.A.	—	11	—
Edison S.p.A.	—	2	—
Fata Group S.r.l.	—	2	—
Aceagas-Aps S.p.A.	—	1	—
Eni S.p.A.	—	1	—
Finanziaria Aps S.p.A.	—	1	—
Lingotto S.p.A.	—	1	—
Santander Central Hispano	—	—	399
Olivetti S.p.A.	—	—	10
Idra Partecipazioni S.p.A.	—	—	6
AEM Torino S.p.A.	—	—	4
Convergenza S.C.A.	—	—	4
Enel S.p.A.	—	—	4
Engineering Ingegneria Informatica S.p.A.	—	—	3
AC.E.GA.S S.p.A.	—	—	1
ACEA S.p.A.	—	—	1
Banca Popolare di Lodi S.c.r.l.	—	—	1
Metzler International A.G.	—	—	1
Other minor equity investments	2	2	4

Total	78	150	542

(1)
The figure includes the effect of the writedown of the entire investment in Hutchinson 3G Italia S.p.A., including the portion held through the subsidiary 3G Mobile Investments S.A. which was consolidated using the equity method. This treatment is aimed at disclosing the effect of the writedown in the value of the investment in a single balance sheet caption.

        During 2002 in the context of the purchase agreement for shares in Banca Comerciala Sanpaolo IMI Bank Romania S.A. (former West Bank S.A.), the former Cardine Banca granted some shareholders a put option on their shares, for a unit price not lower than that set for the acquisition of the majority shareholding in Banca Comerciala by Cardine Banca. With respect to this put option, SANPAOLO IMI booked a commitment for € 5 million.

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

        Adjustments to other investment securities, equal to € 28 million, is composed of € 23 million for the adjustment made by the Parent Bank on a put option granted to the Fondazione shareholder of Cassa dei Risparmi di Forlì, € 4 million for an adjustment to the value of investment securities and € 1 million for other investment securities.

Writebacks of adjustments to financial fixed assets (caption 160)

        Writebacks of fixed financial assets (€ 124 million) refer to writebacks of equity investments for € 123 million (of which € 122 million refer to Santander Central Hispano S.A.) and to writebacks of investment securities for € 1million. The writeback of the investment in SCH was made on the basis of precise quotations at year end (€ 9.13 per share) for the stake held by SANPAOLOIMI International SA and to the purchase cost of the stake held by the Parent Bank (€ 8.7 per share), to reflect their recovery, as a result of which the reasons for the writedowns ("impairment") made in 2001 and 2002 ceased to apply.

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

Changes in the reserve for general banking risks (caption 230)

        In 2004 movements in the reserve were made solely by subsidiaries and show accruals of € 2 million.

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

(26) OTHER CONSOLIDATED STATEMENT OF INCOME CAPTIONS

	2004	2003	2002
	(€/mil)
Dividends and other revenues (caption 30)	152	309	565
Other operating income (caption 70)	399	396	422
Other operating expenses (caption 110)	76	68	50
Extraordinary income (caption 190)	323	548	575
Extraordinary expense (caption 200)	175	580	248
Income taxes for the year (caption 240)	658	657	450

        Consolidated statement of income captions 30, 70, 110, 190, 200, and 240, not discussed above, comprise:

Dividends and other revenues (caption 30)

	2004	2003	2002
	(€/mil)
Shares, quotas and other equities
—dividends	79	146	268
—tax credits	—	77	142
On equity investments, other than those consolidated on a line by line basis or carried at equity
—dividends	73	73	118
Santander Central Hispano S.A.	39	36	36
CDC Ixis S.A.	8	9	10
Banca d'Italia	4	7	8
Borsa Italiana S.p.A.	3	2	2
Banco del Desarrollo S.A.	2	2	1
Compagnia Assicuratrice Unipol S.p.A.	2	1	1
Banca delle Marche	2	—	—
Serene S.p.A.	2	—	1
Autostrada BS-VR-VI-PD S.p.A.	1	1	—
Biat S.A.	1	1	1
Centro Leasing S.p.A.	1	1	1
Banksiel S.p.A.	1	—	—
SI Holding S.p.A.	1	—	—
AEM Torino S.p.A.	1	—	—
Eni S.p.A.	—	6	7
Enel S.p.A.	—	1	1
AMPS S.p.A.	—	—	1
Cardine Banca S.p.A.	—	—	33
Cartiere Fedrigoni S.p.A.	—	—	1
Fiat S.p.A.	—	—	3
Intesa Holding Asset Management S.p.A.	—	—	1
Monte Titoli S.p.A.	—	—	1
The Royal Bank of Scotland Plc	—	—	—
Banca Agricola Mantovana S.p.A.	—	—	—
Beni Stabili S.p.A.	—	—	—
Other minor investments	5	6	9
—tax credits	—	13	37

Total	152	309	565

        Tax credits on dividends have been written off as an effect of the introduction of a new corporate tax (IRES) which has led to the elimination of tax credit on dividends, to cover the substantial exclusion of such dividends from taxable income.

Other operating income (caption 70)

Analysis of caption 70 "Other operating income" (Table 6.1 B.I.)	2004	2003	2002
	(€/mil)
Expenses recovered
—stamp duties	162	162	180
—other taxes	39	44	32
—legal costs	29	24	25
—other recoveries	63	69	78
Income from merchant banking activities	1	15	13
Reimbursement of services rendered to third parties	18	15	11
Rent and other income from property	8	15	17
Other income from leasing activities	19	4	5
Income from IT companies	2	2	3
Income from option contracts	19	2	—
Other income	39	44	58

Total	399	396	422

Other operating expenses (caption 110)

Analysis of caption 110 "Other operating expenses" (Table 6.2 B.I.)	2004	2003	2002
	(€/mil)
Other charges on leasing transactions	36	41	24
IT companies expenses	1	1	1
Charges on option contracts	19	3	—
Losses from merchant banking activities	—	—	1
Other expenses	20	23	24

Total	76	68	50

Extraordinary income (caption 190)

Analysis of caption 190 "Extraordinary income" (Table 6.3 B.I.)	2004	2003	2002
	(€/mil)
Out-of-period income
—use of reserves in excess	28	84	106
—disposal of derivative contracts connected with shareholdings(*)	—	—	96
—other out-of-period income	73	83	107
Reimbursement of prior years direct taxes	—	—	21
Amounts not payable	7	9	6
Out-of-court settlements	—	11	10
Appropriation of securities to the prescribed order	2	—	—
Disposal of own shares(**)	50	—	—
Price revision on property and investment transactions	—	—	10
Reimbursement of damages for natural disasters	—	—	5
Realignment for tax collection(***)	9	—	—
Incorporation of former Banco di Napoli saving deposits	—	—	22
Disposal of operating point	—	11	12
Gains on:
—equity investments(****)	124	40	133
—investment in line-by-line consolidated companies	3	284	16
—investment securities	3	19	5
—other financial fixed assets	2	1	—
—tangible and intangible fixed assets	22	6	26

Total	323	548	575

(*)
This caption refers to the disposal of contracts connected with the shareholding in Banca Agricola Mantovana, disposed of simultaneously with the booking of losses for the same amount.

(**)
This caption refers to the income recorded at consolidation level following the disposal by Invesp, already holder of 9.28% of Banca Fideuram, of 6,793,642 SANPAOLO IMI shares received in exchange after the partial spin off from Banca Fideuram of Fideuram Vita.

(***)
The "Realignment for tax collection" derives from the accounting adjustments made to eliminate the previous disalignment in respect of IT archives or the inventories prepared to this specific purpose by the subsidiary Gest Line.

(****)
The detail of gains on investments is shown in Note 11 "Investments".

        Gains from the sale of companies already included in consolidation (line by line or proportionally) refer to the sale of the total shareholding in Sanpaolo Bank Austria (€3 million). The balance for 2003 includes the profits realized from the sale of 60% interest in Banque Sanpaolo (€240 million) and from the first tranche (equal to 20%) of the sale of Finconsumo Banca (€44 million). Both companies were included in consolidation in 2002 (respectively line by line and proportionally).

        In 2003, the use of excess reserves included income of €62 million from the release of reserves for potential charges relating to the renegotiation of Parent Bank mortgage loans, in excess in respect of the most recent regulatory framework of reference.

        Gains on investment securities referred to the Parent Bank and essentially derive from the disposal of corporate bonds in the context of the redefinition of investment portfolio following the merger operations concluded in 2003.

        Gains on other financial fixed assets referred to income generated by the Parent Bank in respect of closing derivative contracts hedging investment securities.

Extraordinary expense (caption 200)

Analysis of caption 200 "Extraordinary expense"	2004	2003	2002
	(€/mil)
Tax reform and benefits	3	16	—
Amounts not collectible	5	8	7
Transactions for legal disputes	3	10	15
Restructuring	3	9	25
Expenses for voluntary incentive retirement schemes	18	475	31
Out-of-period expenses to customers of private bankers	5	1	—
Realignment for tax collection(*)	7	—	—
Extraordinary expenses for supplementary pension funds	15	—	—
Expenses for thefts	6	7	—
Losses on:
—investment securities	—	6	3
—equity investments (disposal)(**)	1	4	96
—equity investments (conferral)	50	—	—
—other financial fixed assets	—	3	4
—tangible and intangible fixed assets	13	2	1
Other out-of-period expenses	46	39	66

Total	175	580	248

(*)
The "Realignment for tax collection" derives from the accounting adjustments made to eliminate the previous disalignment in respect of IT archives or the inventories prepared to this specific purpose by the subsidiary Gest Line.

(**)
The figures as of December 31, 2002 refer to the disposal of the shareholding in Banca Agricola Mantovana, disposed of simultaneously with the derivative contracts connected with this shareholding with the booking of contingent assets for the same amount.

        "Extraordinary expenses for supplementary pension funds" is composed of €8 million for the outsourcing of the supplementary pension fund of Cassa di Risparmio in Bologna and €7 million for the mathematical adjustment to the Friulcassa fixed performance supplementary pension fund.

        In 2004, with respect to the "Tax reform and benefits" initiatives, SANPAOLO IMI and its subsidiaries incurred charges totaling €10 million, of which €3 million were charged to the statement of income for 2004 and €7 million economically neutralized as an effect of the use of pre-existing reserves. More specifically, such charge refers to companies consolidated on a line by line basis for €5 million (€3 million of which is recorded to the statement of income as "extraordinary items" and €2 million compensated by the use of pre existing funds) and to subsidiary companies consolidated using the net equity method for €5 million.

        In 2003, with respect to the "Tax reform and benefits" initiatives, SANPAOLO IMI and its subsidiaries incurred charges totaling €48 million, of which €27 million were charged to the statement of income for 2003 and €21 million economically neutralized as an effect of the use of pre-existing reserves. More specifically, such charge refers to companies consolidated on a line by line basis for €36 million (€16 million of which is recorded to the statement of income as "extraordinary items" and €20 million compensated by the use of pre-existing funds) and to subsidiary companies consolidated using the net equity method for €12 million (€11 million of which is recorded to the consolidated statement of income as "Profit (losses) from investments carried at equity" and €1 million compensated by the use of pre-existing reserves).

        Expenses for staff leaving incentives principally include accruals made by the Parent Bank (€15 million). In 2003 they included accruals made by the Parent Bank (€376 million) and by former Cardine bank networks (€80 million).

        Losses on investments refer to €50 million for the loss arising from the transfer of the investment in CDC Ixis to the company vehicles IXIS Asset Management Group S.A. and Ixis Corporate Investment Bank, in which the Parent Bank repositioned the investment following the restructuring of CNCE.

        In 2003, losses on investments refer mainly to the disposal of investments in Olivetti S.p.A. (€3 million). Losses on other financial fixed assets refer to Parent Bank charges in respect of closing derivative contracts hedging investment securities.

        In 2002, restructuring costs include provisions made for the restructuring of the tax collections sector (€13 million) and for the charges expensed to the statement of income for the announced disposal of IMIWEB Bank (€9 million).

Income taxes for the year (caption 240)

Analysis of caption 240 "Income taxes for the year" (B.I instruction dated 08/03/99)	2004	2003	2002
	(€/mil)
1. Current income taxes	524	500	932
2. Change in deferred tax assets	89	290	368
3. Change in deferred tax liabilities	45	(133)	(850)
4. Income taxes for the year	658	657	450

        Income taxes for the year 2004, totaling €658 million, established a Group tax rate of 31.3%, lower than that registered in 2003 (38.9%). This drop essentially refers to the one percentage point reduction in the IRES tax rate and to the introduction of a new system of income and charges related to equity investments, which more than compensated the higher charges deriving from the wider tax base for the regional tax on business activities introduced by the 2004 corrective measures. For completeness it is highlighted that in 2004 the Bank perfected the agreements within the Group necessary to activate the "National fiscal consolidation".

        Income taxes for the year 2003, totaling €657 million, established a Group tax rate of 39.4%, lower than that registered in 2002 (44.2%). The improvement was the result of the two percentage point reduction in IRPEG (Corporate Income Tax) and the half percentage point reduction in IRAP (Regional Income Tax), and by the higher amount of income taxable at reduced rates or not subject to IRAP, such as writebacks of equity investments, gains for the sale of shareholdings and dividends, which balanced the non-deductibility in terms of IRAP of staff leaving expenses.

(27) OTHER INFORMATION REGARDING THE CONSOLIDATED STATEMENT OF INCOME

Geographical distribution of revenues

        The geographical distribution of revenues, based on the location of the Group's companies and their branches for years 2004, 2003 and 2002, is as follows:

	2004				2003
(Table 7.1 B.I.)	Italy	Other EU countries	Other countries	Total	Italy	Other EU countries	Other countries	Total
	(€/mil)
Interest income and similar revenues	6,764	266	165	7,195	6,990	177	276	7,443
Dividends and other revenues	129	23	—	152	286	22	1	309
Commission income	3,126	833	39	3,998	3,019	636	67	3,722
Profits (losses) on financial transactions	186	50	(1)	235	161	30	7	198
Other operating income	393	5	1	399	371	21	5	397

Total revenues	10,598	1,177	204	11,979	10,827	886	356	12,069

	2002
(Table 7.1 B.I.)	Italy	Other EU countries	Other countries	Total
	(€/mil)
Interest income and similar revenues	7,779	557	357	8,693
Dividends and other revenues	539	9	17	565
Commission income	2,671	764	32	3,467
Profits (losses) on financial transactions	(142)	42	2	(98)
Other operating income	398	18	6	422

Total revenues	11,245	1,390	414	13,049

(28) OTHER INFORMATION

DIRECTORS AND STATUTORY AUDITORS

Remuneration

        The remuneration of Directors, including the variable component, and Statutory Auditors for the performance of their duties in the Parent Bank and in the subsidiary companies is as follows:

(Table 1.1 B.I.)	2004	2003	2002
	(€/mil)
Directors(*)	15	12	8
Statutory Auditors	1	1	1

(*)
This caption does not include € 0.8 million (€ 1.6 million in 2003 and € 0.8 million in 2002) received by the Directors for similar activities performed at other Group companies which they paid back to the Parent Bank.

        The captions in the table above include the remuneration paid in 2004 to the Directors and Auditors of Prospettive 2001 and Invesp, which were merged into SANPAOLO IMI S.p.A. in 2004 and the remuneration paid in 2003 to the Directors and Auditors of Cardine Finanziaria, which was merged into SANPAOLO IMI S.p.A. in 2003.The figures in the table include also the remuneration toward the Directors and Statutory Auditors of Cardine Banca S.p.A. for the period before its merger by incorporation with SANPAOLO IMI S.p.A. (1/1/02-5/31/02).

        A detailed analysis of Stock option plans and emoluments paid to Directors, Statutory Auditors and General Managers are reported in the next pages.

Compensation paid in 2004 to Directors, Statutory Auditors and General Managers
(pursuant to Article 78 of Consob Resolution 11971 of May 14, 1999, amended by CONSOB resolution 13616 of June 12, 2002)

Directors, Statutory Auditors and General Managers in office

	Office			Compensation
Surname and name	Description of office	Period in office	Expiry of office(*)	Remuneration for the office in the company that prepares the financial statements		Non- monetary benefits	Bonuses and other incentives(1)		Other compensation(2)
				(€ thousands)
Directors and Chief Executive Officer
SALZA Enrico	Chairman of the Board of Directors(3)	4.30.04-12.31.04	2006	645		—	—		—
	Deputy Chairman of the Board of Directors	1.1.04-4.29.2004		72		—	122		—
ROSSI Orazio	Deputy Chairman of the Board of Directors(3)	1.1.04-12.31.04	2006	543		—	115		91
IOZZO Alfonso	Managing Director(3)	1.1.04-12.31.04	2006	966		—	920			(a)
MODIANO Pietro	Chief Executive Officer	11.29.04-12.31.04	2006	111		—	1,854			(b)
BARRACCO Maurizio	Director	4.29.04-12.31.04	2006	44		—	—		—
BUSSOLOTTO Pio	Director(3)	4.30.04-12.31.04	2006	50		—	—		190
	Managing Director	1.1.04-4.29.04		258		—	—			(c)
FONTANA Giuseppe	Director	1.1.04-12.31.04	2006	97		—	122		50
GOTTI TEDESCHI Ettore	Director(3)	4.29.04-12.31.04	2006	51		—	—		—
MARRONE Virgilio	Director	1.1.04-12.31.04	2006	79	(d)	—		(d)	—
MIHALICH Iti	Director	1.1.04-12.31.04	2006	76		—	122		41
ORSATELLI Anthony	Director	1.1.04-12.31.04	2006	62		—	29		—
OTTOLENGHI Emilio	Director(3)	1.1.04-12.31.04	2006	80		—	122		—
SACCHI MORSIANI Gian Guido	Director(3)	1.1.04-12.31.04	2006	65		—	122		185
SAENZ ABAD Alfredo	Director	4.29.04-12.31.04	2006	43		—	—		—
SARCINELLI Mario	Director	4.29.04-12.31.04	2006	46		—	—		—
SIBANI Leone	Director	4.29.04-12.31.04	2006	44		—	—		77
TAZZETTI Alberto	Director	4.29.04-12.31.04	2006	45		—	—		—
VARELA Josè Manuel	Director(3)	4.29.04-12.31.04	2006	51		—	—		—
MASERA Rainer Stefano	Chairman of the Board of Directors(4)	1.1.04-4.29.04	2003	258		5	—		2,600	(e)
MARANZANA Luigi	Managing Director(4)	1.1.04-4.29.04	2003	258		—	—		2,325	(f)
CARMI Alberto	Director(4)	1.1.04-4.29.04	2003	20		—	108		—
GARDNER Richard	Director(4)	1.1.04-4.29.04	2003	21		—	93		—
MANULI Mario	Director(4)	1.1.04-4.29.04	2003	28		—	115		—
MAROCCO Antonio Maria	Director(4)	1.1.04-4.29.04	2003	22		—	86		—
MATUTES Abel	Director(4)	1.1.04-4.29.04	2003	21		—	65		—
VERMEIREN Remi François	Director(4)	1.1.04-4.29.04	2003	27		—	29		—
BOUILLOT Isabelle	Director(5)			—		—		(g)	—
GALATERI DI GENOLA E SUNIGLIA Gabriele	Director(5)			—		—	29		—

Statutory Auditors
PAOLILLO Mario	Chairman of Statutory Auditors	1.1.04-12.31.04	2004	110	—	—	229
BENEDETTI Aureliano	Statutory Auditor	1.1.04-12.31.04	2004	71	—	—	59
DALLOCCHIO Maurizio	Statutory Auditor	1.1.04-12.31.04	2004	73	—	—	46
MAZZI Paolo	Statutory Auditor	1.1.04-12.31.04	2004	75	—	—	16
VITALI Enrico	Statutory Auditor	1.1.04-12.31.04	2004	70	—	—	—

(*)
Date of Shareholders' meeting called to approve the financial statements for the year.

(1)
This includes

—
for the Chairman and Deputy Chairman, the emolument corresponding to the profit for the year 2003, divided proportionally to their presence—while both serving as Vice Presidents—at meetings held during the year, on the basis of a motion of the Board of Directors following the approval of the financial statements for 2003. The Board of Directors' meeting of May 11, 2004 set an allinclusive fixed annual remuneration for the President and Vice President for the year 2004;

—
for the Managing Director and Chief Executive Officer the variable part of the emolument for 2003. With regard to the Chief Executive Officer, the amount also includes the entry bonus paid in 2004 equivalent to € 1,750 thousand;

—
for the Directors, the emolument corresponding to the profit for the year 2003, divided proportionally to their presence at meetings held during the year, on the basis of a motion of the Board of Directors following the approval of the financial statements for 2003. For the year 2004, the amount due calculated according to the Group results totals € 2,090,000. Since the distribution to each member will be made after the Shareholders' meeting to approve the 2003 financial statements, such consideration will be reported in the relevant table attached to the financial statements for the year 2005.

(2)
Emoluments matured with SANPAOLO IMI S.p.A. subsidiary companies.

(3)
Members of the Executive Committee.

(4)
Members of the Board of Directors stepping down from office in 2004.

(5)
Members of the Board of Directors stepping down from office in 2003.

(a)
€ 466,000 paid to SANPAOLO IMI S.p.A..

(b)
€ 11,000 paid to SANPAOLO IMI S.p.A..

(c)
€ 91,000 paid to SANPAOLO IMI S.p.A..

(d)
In addition to the amount shown in the table, € 7,000 in emoluments of office and € 122,000 in bonus and other incentives (relating to the variable part of the emolument for 2003) paid to IFI SpA.

(e)
The balance of € 2,600 thousand refers to a once-for-all consideration for the termination of office. In addition to the amount shown in the table, € 77,000 was paid to SANPAOLO IMI SpA by the subsidiary companies.

(f)
The balance of € 2,325 thousand refers to a once-for-all consideration for the termination of office. In addition to the amount shown in the table, € 110,000 was paid to SANPAOLO IMI SpA by subsidiary companies.

(g)
€ 57,000 paid to CDC IXIS Italia Holding S.A. and relating to the variable part of emolument for 2003.

Compensation paid in 2003 to Directors, Statutory Auditors and General Managers
(pursuant to Article 78 of Consob Resolution 11971 of May 14, 1999, amended by CONSOB resolution 13616 of June 12, 2002)

Directors, Statutory Auditors and General Managers in office

	Office			Compensation
Surname and name	Description of office	Period in office	Expiry of office(*)	Remuneration for the office in the company that prepares the financial statements		Non- monetary benefits	Bonuses and other incentives(1)		Other compensation(2)
				(€ thousands)
Directors
MASERA Rainer Stefano	Chairman of the Board of Directors(3)	1.1.03-12.31.03	2003	742		15	899			(a)
ROSSI Orazio	Deputy Chairman of the Board of Directors(3)	1.1.03-12.31.03	2003	181		—	63		290	(b)
SALZA Enrico	Deputy Chairman of the Board of Directors(3)	1.1.03-12.31.03	2003	184		—	85		6
BUSSOLOTTO Pio	Managing Director(3)	1.1.03-12.31.03	2003	742		—	899			(c)
IOZZO Alfonso	Managing Director(3)	1.1.03-12.31.03	2003	742		—	899			(d)
MARANZANA Luigi	Managing Director(3)	1.1.03-12.31.03	2003	742		—	899			(e)
CARMI Alberto	Director	1.1.03-12.31.03	2003	63		—	80		—
FONTANA Giuseppe	Director	1.1.03-12.31.03	2003	101		—	85		36
GARDNER Richard	Director	1.1.03-12.31.03	2003	63		—	54		—
MANULI Mario	Director	1.1.03-12.31.03	2003	83		—	80		—
MAROCCO Antonio Maria	Director	4.29.03-12.31.03	2003	44		—	—		—
MARRONE Virgilio	Director(3)	1.1.03-12.31.03	2003	98	(f)	—		(f)	—
MATUTES Abel	Director	1.1.03-12.31.03	2003	62		—	49		—
MIHALICH Iti	Director(3)	1.1.03-12.31.03	2003	94		—	80		11
ORSATELLI Anthony	Director	9.12.03-12.31.03	2003	17		—	—		—
OTTOLENGHI Emilio	Director	1.1.03-12.31.03	2003	79		—	85		6
SACCHI MORSIANI Gian Guido	Director	1.1.03-12.31.03	2003	53		—	71		311	(g)
VERMEIREN Remi François	Director	1.1.03-12.31.03	2003	64		—	4		—
BOUILLOT Isabelle	Director(4)	1.1.03-9.2.03			(f)	—		(f)		(f)
GALATERI DI GENOLA E SUNIGLIA Gabriele	Director(4)	1.1.03-4.13.03		12		—	36		6
Statutory Auditors
PAOLILLO Mario	Chairman of Statutory Auditors	1.1.03-12.31.03	2004	109		—	—		223
BENEDETTI Aureliano	Statutory Auditor	1.1.03-12.31.03	2004	72		—	—		78
DALLOCCHIO Maurizio	Statutory Auditor	1.1.03-12.31.03	2004	74		—	—		41
MAZZI Paolo	Statutory Auditor	1.1.03-12.31.03	2004	75		—	—		—
VITALI Enrico	Statutory Auditor	1.1.03-12.31.03	2004	71		—	—		—

(*)
Date of Shareholders' meeting called to approve the financial statements for the year.

(1)
This includes

—
for the Chairman and Managing Directors, the variable part of the emolument for 2003, as decided by the Board of Directors on 3/2/2004;

—
for the Directors, the emolument corresponding to the profit for the year 2002 of € 889,000 divided proportionally to their presence at meetings held during the year, on the basis of a motion of the Board of Directors following the approval of the financial statements for 2002. For the year 2003, the amount due calculated according to Group results totals € 1,458,000. Since the distribution to each member will be made after the Shareholders' meeting to approve the 2003 financial statements, such consideration will be reported in the relevant table attached to the financial statements for the year 2004.

(2)
Emoluments matured with SANPAOLO IMI S.p.A. subsidiary companies.

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
€ 341,000 paid to SANPAOLO IMI SpA.

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

        On the strength of this power of attorney, the Board of Directors:

  •
  in the meeting held on February 9, 1999, presented a first plan, assigning to the Managing Directors, inasmuch as General Managers, and to other 56 executives, a total of 6,772,000 rights exercisable for one third as of 2000, for one third as of 2001 and for the remaining third as of 2002 and no later than March 31, 2003 (extended to March 31, 2004 with resolution of the Board of Directors of July 30, 2002), at a subscription price of €12.396 per share; the rights have lapsed as the deadline for their exercise has expired;

  •
  in the meeting of June 27, 2000, it presented a second plan, assigning to the Managing Directors, inasmuch as General Managers, and to other 122 executives, 3,378,270 rights exercisable as of 2003 and no later than March 31, 2005, at a subscription price of €16.45573 per share;

  •
  on December 18, 2001, it approved a third stock option plan, assigning to 171 Group executives, of which about 40 employees of subsidiaries, 4,030,000 rights exercisable after the issue of the dividend for 2003 and no later than March 31, 2006, at a price of €12.7229.

        The Shareholders' Meeting, held on April 30, 2002, conferred a new power of attorney to the Board of Directors to make stock incentive plans in favor of Group executives, resorting to increases in capital against payment up to a maximum amount of €51,440,648, corresponding to 18,371,660 shares.

        On the strength of this power of attorney, on December 17, 2002 the Board of Directors presented a new stock option plan, assigning to 291 Group executives, of which about 77 employees of subsidiaries, in relation to the office held, 8,280,000 rights exercisable at a price of €7.1264 after the issue of the dividend for 2004 and no later that March 31, 2007 (postponed to May 15, 2007 by the Board of Directors on January 25, 2005).

        In compliance with article 78 of CONSOB resolution no. 11971 of May 14, 1999, it is hereby noted that the Directors and Chairman of the Bank enjoyed the benefits of the following stock option plans:

  •
  2000 Plan: this stock option plan—approved by the Board of Directors in the year 2000—assigns to each Managing Director (Mr. Rainer Stefano MASERA and Mr. Luigi MARANZANA) 188,285 rights to subscribe the Bank's shares at a price of €16.45573 per share, with the right to exercise such rights from 2003 until March 31, 2005;

  •
  2001/2003 Plan: a stock option plan—approved by the Board of Directors on May 14, 2002—for the Chairman and Managing Directors for the three year period 2001-2003, made on the basis of the power of attorney conferred by the Ordinary Shareholders' meeting of April 30, 2002 to utilize own shares for such plan. On the basis of this plan, Mr. Rainer Stefano MASERA, Mr. Alfonso IOZZO and Mr. Luigi MARANZANA were assigned 450,000 total fixed rights each for the three year period 2001-2003. Mr. Pio BUSSOLOTTO was assigned 300,000 total rights for the three year period 2001-2003. Such rights became exercisable—at a price of €12.6244—on issue of the dividend for 2003 and no later than May 15, 2006. The latter term was deferred by the Board of Directors to January 25, 2005 (the previous final date having been March 31, 2006).

        Furthermore, March 31, 2004 was the expiry date for exercising the stock options for the 1999/2001 plan which assigned each Managing Director (Mr. Rainer Stefano MASERA and Mr. Luigi MARANZANA), 370,000 rights to subscribe the Bank's shares at a price of €12.396 per share. The option rights were not exercised.

        The following table shows the stock options assigned to the Directors and General Managers on the basis of Attachment 3C—Schedule 2, of Consob resolution no. 13616 dated June 12, 2002.

		Options at the beginning of the year			Option assigned during the year			Options exercised during the year				Options at the end of the year
											Options expired during the year
Name and surname	Description of office(*)	Number of options	Average exercise price	Expiry	Number of options	Average exercise price	Expiry	Number of options	Average exercise price	Expiry		Number of options	Average exercise price	Expiry
1999/2001 Plan				by 3/31/2004
Rainer Stefano MASERA	Managing Director	123,334	12.396		—			—			123,334	—	—
Luigi MARANZANA	Managing Director	370,000	12.396		—			—			370,000	—	—
2000 Plan				from March 2003 to of 3/31/2005										from March 2003 to of 3/31/2005
Rainer Stefano MASERA	Managing Director	188,285	16.4557		—			—			—	188,285	16.4557
Luigi MARANZANA	Managing Director	188,285	16.4557		—			—			—	188,285	16.4557
2001/2003 Plan				from May 2004 to of 5/15/2006										from May 2004 to of 5/15/2006
Rainer Stefano MASERA	Chairman	450,000	12.6244		—			—			—	450,000	12.6244
Pio BUSSOLOTTO	Managing Director	300,000	12.6244		—			—			—	300,000	12.6244
Alfonso IOZZO	Managing Director	450,000	12.6244		—			—			—	450,000	12.6244
Luigi MARANZANA	Managing Director	450,000	12.6244		—			—			—	450,000	12.6244

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

        Lastly, the Board of Directors on March 4, 2003 approved a second plan for the stock granting operation to Parent Bank personnel (considered in the company configuration at that time) with voluntary application, for a cost graduated in relation to the individual level of remuneration, providing for a connection with the 2002 company production premium issued in 2003. The assignment of these free shares (unavailable for three years) involved 14,090 employees, 51.3% of those entitled. On the basis of the regulations of this initiative, personnel in service on June 27, 2003 received 2,344,522 shares with a reference cost per unit of €8.1271 (calculated according to the current tax standards) for a commitment of €19.1 million.

        In greater detail, Banca Fideuram approved stock incentive plans: in 2002 in favor of directors and financial operators; in 2003 and 2005 in favor of the Fideuram and Sanpaolo Invest networks. More details can be found in the company's financial statements.

Development of stock option plans in 2004	Number of shares	Average exercize price (€)	Market price (€)
(1) Rights existing as of January 1, 2004	21,119,104	10.0333	10.340	(a)
(2) Rights exercised in 2004	—	—	—
(3) Rights lapsed(b)	(4,305,834)	12.396	—
(4) Rights lapsed in 2004(c)	(290,000)	9.0562	—
(5) Rights existing as of December 31, 2004	16,523,270	10.6955	10.600	(d)
(6) Of which: exercisable on December 31, 2004(e)	—	—	—

(a)
Reference market price as of December 30, 2003.

(b)
Rights no longer exercisable because of expiry.

(c)
Rights no longer exercisable because holders no longer work for the Bank.

(d)
Reference market price as of December 30, 2004.

(e)
The exercise of rights is admitted within specific periods of time, which did not include December 31, 2004. On this date, 3,093,270 rights at a price of €16.45573 each had already become eligible for exercise, the expiry being set for March 2005, 3,760,000 rights, at a price of €12.7229, the expiry being set for March 2006 and a further 1,650,000 rights, at a price of €12.6244, the expiry being set for May 2006.

Development of stock option plans in 2003	Number of shares	Average exercize price (€)	Market price (€)
(1) Rights existing as of January 1, 2003	18,514,104	10.9061	6.200	(a)
(2) Rights already assigned in 2002 plan(b)	2,825,000	7.1264
(3) Rights exercised in 2003	—	—	—
(4) Rights lapsed in 2003(c)	(220,000)	12.8934	—
(5) Rights existing as of December 31, 2003	21,119,104	10.0333	10.340	(d)
(6) Of which: exercisable on December 31, 2003(e)	—	—	—

(a)
Reference market price as of December 31, 2002.

(b)
These rights were already assigned in the plan for 2002 with exercise subject to achieving the ROE and Cost/Income targets for 2003.

(c)
Rights no longer exercisable because holders no longer work for the Bank.

(d)
Reference market price as of December 31, 2003.

(e)
The exercise of rights is admitted within specific periods of time, which did not include December 31, 2003. On this date 4,305,834 rights at a price of €12.396 each had already become eligible for exercise, the expiry being set for March 2004, and further 3,093,270 rights, at a price of €16.45573, the expiry being set for march 2005.
Details of rights by exercise price and residual maturity for 2004 Exercise price (€)	Rights assigned as of 12/31/04					Incl.: exercisable as of 12/31/04
	Minimun remaining contractual validity
							Average residual contractual maturity
	May 03 - March 05	May 04 - March 06	May 04 - May 06(a)	May 05 - May 07(b)	Total	Total
16.45573	3,093,270	—	—	—	3,093,270	—	—
12.7229	—	3,760,000	—	—	3,760,000	—	—
12.6244	—	—	1,650,000	—	1,650,000	—	—
7.1264	—	—	—	8,020,000	8,020,000	—	—

Total	3,093,270	3,760,000	1,650,000	8,020,000	16,523,270	—	—

(a)
Original deadline of March 2006 postponed to May 2006 by the Board of Directors on 25 January 2005.

(b)
Original deadline of March 2007 postponed to May 2007 by the Board of Directors on 25 January 2005.

Details of rights by exercise price and residual maturity for 2003 Exercise price (€)	Rights assigned as of 12/31/03					Incl.: exercisable as of 12/31/02
	Minimun remaining contractual validity
							Average residual contractual maturity
	February 03 - March 04(a)	May 03 - March 05	May 04 - March 06	May 05 - March 07	Total	Total
12.396	4,305,834	—	—	—	4,305,834	—	—
16.45573	—	3,093,270	—	—	3,093,270	—	—
12.7229	—	—	3,860,000	—	3,860,000	—	—
12.6244	—	—	1,650,000	—	1,650,000	—	—
7.1264	—	—	—	8,210,000	8,210,000	—	—

Total	4,305,834	3,093,270	5,510,000	8,210,000	21,119,104	—	—

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

DIRECTOR	OFFICE	COMPANY
Enrico SALZA	Managing Director	Tecno Holding S.p.A.
Maurizio BARRACCO	Director	R.C.S. Quotidiani S.p.A.
	Chairman	ARIN—Azienda Risorse Idriche Napoli S.p.A.
Pio BUSSOLOTTO	Managing Director	Cassa di Risparmio di Padova e Rovigo S.p.A.
	Director	Cassa di Risparmio di Firenze S.p.A.
	Director	Banca delle Marche S.p.A.
	Director	Assicurazioni Internazionali di Previdenza S.p.A.
Giuseppe FONTANA	Director	Banca Fideuram S.p.A.
	Director	Banca Popolare di Sondrio S.c.r.l.
Ettore GOTTI TEDESCHI	Chairman	Banca Finconsumo S.p.A.
	Deputy Chairman	Alerion Industries S.p.A.
	Director	Cassa Depositi e Prestiti S.p.A.
	Director	Endesa Italia S.p.A.
Alfonso IOZZO	Chairman	Sanpaolo Banco di Napoli S.p.A.
	Chairman	Banca Opi S.p.A
Virgilio MARRONE	Director	Exor Group—Luxembourg

Iti MIHALICH	Chairman	Società Reale Mutua di Assicurazioni
	Chairman	Banca Reale S.p.A
	Chairman	Rem Assicurazioni S.p.A.
	Chairman	Reale Immobili S.p.A.
	Chairman	Blue Assistance S.p.A.
	Chairman	La Piemontese Assicurazioni S.p.A.
	Chairman	La Piemontese Vita S.p.A.
	Chairman	Compagnia Italiana di Previdenza, Assicurazioni e Riassicurazioni S.p.A.
	Chairman	I.S.E. S.p.A.
	Chairman	Reale Seguros Generales S.A.
	Chairman	Reale Vida—Compania de Seguros y Reaseguros S.A.
	Chairman	Reale Asistencia—Compania de Seguros S.A.
	Chairman	Reale Sum—Agrupacion de Interes Economico
	Chairman	Inmobiliaria Grupo Asegurador Reale S.A.
	Chairman	Eficalia Servicios S.A.
	Chairman	Rem Vie S.A.
	Deputy Chairman	Ala Assicurazioni S.p.A.
	Director	Sara Assicurazioni S.p.A.
	Director	Sara Vita S.p.A.
	Director	Immobiliare Mirasole S.p.A.
	Director	Silem S.p.A.
Anthony ORSATELL	Membre du Directoire	Caisse Nationale des Caisses d'Epargne S.A.
	Membre du Conseil de Surveillance	Sogeposte S.A.
	Chairman of the Board of Directors	Nexgen Financial Holding Limited
	Chairman of the Board of Directors	Nexgen Re Limited
	Member of the Board of Directors	CDC Ixis AM US Corporation
	Member of the Board of Directors	Euroclear Plc.
	Member of the Board of Directors	CDC Ixis Financial Guaranty North America Inc.
Emilio OTTOLENGHI	Chairman	Vis S.p.A.
	Managing Director	La Petrolifera Italo Rumena S.p.A.
	Director	Argus Fund S.p.A.
Orazio ROSSI	Chairman	Cassa di Risparmio di Padova e Rovigo S.p.A.
	Chairman	Sanpaolo Imi Internazionale S.p.A.
Gian Guido SACCHI MORSIANI	Chairman	Finemiro Banca S.p.A.
	Chairman	Gest Line S.p.A.
Alfredo SAENZ ABAD	Chairman	Banif
	Vice Presidente Segundo y Consejero Delegado	Santander Central Hispano
	Deputy Chairman	Santander Central Hispano Investment
	Deputy Chairman	Compañía Española de Petróleos S.A.
	Consejero	Operadores de Telecomunicaciones
Mario SARCINELLI	Director	Ina Vita S.p.A.
	Director	Cassa Depositi e Prestiti S.p.A.
	Director	Data Management S.p.A.
Leone SIBANI	Chairman	Sanpaolo Imi Private Equity S.p.A.
	Director	Sanpaolo Imi Internazionale S.p.A.
	Director	Banca Popolare dell'Adriatico S.p.A.
	Director	Biesse S.p.A.

Alberto TAZZETTI	Chairman	Sicurezza Lavoro S.r.l.
	Director	Centrale del Latte di Torino & Co. S.p.A.
Josè Manuel VARELA	Director	Santander Consumer Finance
	Director	CC—Credit Hungria
	Director	PTF Bank S.A.
	Director	Banque Commerciale du Maroc
	Director	CC—Bank AG
	Director	Elcon Finans AS

Loans and guarantees given

(Table 1.2 B.I.)	12/31/04	12/31/03	12/31/02
	(€/mil)
Directors	9	21	39
Statutory Auditors	—	—	—

        The amounts indicated above refer to loans and guarantees granted to companies identified as being of extraordinary importance pursuant to article 136 of the Consolidated Banking Act.

(29) SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ITALIAN AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

        As described in Note 1, the Consolidated Financial Statements of the SANPAOLO IMI Group have been prepared in accordance with Decree No. 87 of January 27, 1992, which implemented EEC Directive 86/635, the requirements contained in the Bank of Italy instructions dated July 30, 1992 and subsequent amendments and, for all matters not governed by special regulations, reference has been made to the Italian Civil Code and to national accounting standards, (collectively "Italian GAAP") that vary in certain respects from generally accepted accounting principles in the United States of America ("U.S. GAAP"). A description of the significant differences and their effects on net income and shareholders' equity is set forth in the following notes. See also Note 7, "Description of accounting policies" for additional information on the accounting principles that SANPAOLO IMI follows.

•	SIGNIFICANT DIFFERENCES IN VALUATION AND INCOME RECOGNITION PRINCIPLES UNDER ITALIAN AND U.S. GAAP	Note 29.1
•	NET INCOME AND SHAREHOLDERS' EQUITY RECONCILIATION BETWEEN ITALIAN AND U.S. GAAP	Note 29.2
•	SIGNIFICANT PRESENTATION DIFFERENCES BETWEEN ITALIAN AND U.S. GAAP	Note 29.3
•	CONSOLIDATED FINANCIAL STATEMENTS	Note 29.4
•	ADDITIONAL INFORMATION REQUIRED BY U.S. GAAP	Note 29.5

(29.1) SUMMARY OF SIGNIFICANT DIFFERENCES IN VALUATION AND INCOME RECOGNITION PRINCIPLES UNDER ITALIAN GAAP AND U.S. GAAP

        The following is a summary of the significant differences in valuation and income recognition principles under Italian GAAP and U.S. GAAP. The impact on net income and shareholders' equity of each of these differences is reconciled within Note 29.2 below.

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
Until January 1, 2002 goodwill acquired as of June 30, 2001 was amortized over its estimated useful life. From that date, goodwill is no longer amortized but reviewed at least annually for impairment at a reporting unit level instead, in accordance with SFAS 142.
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
All the business combinations accounted for using the pooling of interest method under Italian GAAP would have been accounted for using the purchase method under U.S. GAAP and therefore consolidated from the date of acquisition.

The reversals of the above adjustments as a result of the divestments are included in this line item.

ITALIAN GAAP	U.S. GAAP
(b) Investments in Debt, Equity Securities and own bonds
Debt and equity securities held for investment or trading purposes are accounted for as follows:	Debt and marketable equity securities are classified according to management's intent within one of the following categories:
•
Investment debt securities are stated at amortized cost less any write-down for permanent diminution in value; the original value of the investment is reinstated if the reason for write-downs cease to apply.	• Held to maturity securities are measured at amortized cost less any other than temporary impairment. Reversals of impairments are not permitted.
• Marketable debt securities and equity securities held for trading purposes and all other securities held without a particular identifiable purpose are classified as trading	• Trading securities are held at fair value with unrealized gains or losses recognized in the statement of income.
securities. These securities are recorded at market value, with the related unrealized gains and losses recognized in the statement of income.	• Available for sale securities are held at fair value, with unrealized gains recorded as a net amount directly to a separate component of equity until they are realized, at which time the gain or loss is reclassified to the statement of income. Any "other than temporary" impairment is taken to the statement of income. Reversals of impairments are not permitted.
Debt and equity securities held for sale in the Group's insurance portfolio are recorded at the lower of cost or market value, with any related losses recognized in the statement of income.	Investments in debt and marketable equity securities held within the Group's insurance portfolios would be classified and recorded based on management's intent described above.

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
U.S. GAAP only permits hedge accounting to be applied if certain criteria are met.

The Group has chosen not to adopt hedge accounting for all derivatives held for non-trading purposes due to the operational cost of meeting the documentation and effectiveness testing requirements of FAS 133.

These are considered effective as economic hedges and continue to qualify for hedge accounting under Italian GAAP.

All derivative instruments (including certain derivative instruments embedded in other contracts) are recorded in the balance sheet as either an asset or liability measured at fair value with changes in fair value recognized in the statement of income.

ITALIAN GAAP	U.S. GAAP
(g) Modification of Debts
Italian GAAP requires all modifications of debt instruments to be accounted for as modifications of the original debt by the creditor with no impact on the statement of income at the inception.
U.S. GAAP requires a creditor to account for a modified debt instrument as a new debt instrument if certain criteria are met. The original instrument is extinguished and a gain or loss recognized in the statement of income.
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

(i) Stock Option Plans

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
The Group has elected to apply APB No. 25 and related interpretations in accounting for stock option plans until December 31, 2003. The difference between the quoted market price of the stocks granted or awarded on the measurement day less the amount, if any, the employee is required to contribute is expensed as compensation cost during the vesting period. The measurement date is the first date at which both (1) the number of shares the employee is entitled to receive and (2) the option or the purchase price, if any, are known.

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
In 2004, the Group adopted the fair value recognition provisions of SFAS 123(R) using the modified prospective application. Under the fair value recognition provisions of SFAS 123(R), stock-based compensation cost is measured at the grant date based on the value of the award and is recognized as expense over the vesting period. In connection with the use of the modified prospective application, compensation expense recognized in 2004 equals the expense for the year that would have been recognized had the fair value recognition provisions of SFAS 123 been applied to all awards granted.

ITALIAN GAAP	U.S. GAAP
(j) Employee Termination Costs and Other Provisions

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
A provision for expected future losses related to subsidiaries' liquidation costs is accrued on global basis.	Provisions for future losses are not permitted.
(k) Deferred Taxes
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
(l) Allowance for General Banking Risks

This provision covers the general business risks of the Group and, as such, forms part of the stockholders' equity in compliance with international supervisory standards and Bank of Italy instructions. The provision is accrued through a charge to the statement of income.	Provisions for potential losses such as an allowance for general banking risks are not allowed under U.S. GAAP.

ITALIAN GAAP	U.S. GAAP
(m) Consolidation

Entities should be consolidated when they are under the control of the reporting entity. Control is the ability to direct the financial and operating policies of the entity with a view to gaining economic benefit and may be exercised through majority voting rights or other means.

Subsidiaries engaging in a different industry to that of the parent Bank are accounted for using the equity method.
Under U.S. GAAP, the Group determines whether it has a controlling financial interest in any entity by initially evaluating whether the entity is a variable interest entity (VIE) or voting interest entity.

Under FIN 46-R, a controlling financial interest in a variable interest entity is present where an enterprise has a variable interest, or a combination of variable interests, that will absorb the majority of the entity's expected losses, receive a majority of the entity's expected residual returns, or both. The enterprise with a controlling financial interest is the primary beneficiary and is required to consolidate the VIE. The consolidation of certain VIEs under U.S. GAAP does not affect the reconciliation of net income or shareholders' equity. However the effect of consolidating these entities increased total assets and minority interest at December 31, 2004 by approximately €240 million.

Voting interest entities are evaluated for consolidation in accordance with ARB 51. ARB 51 states that the usual condition for a controlling financial interest in an entity is ownership of a majority voting interest.

The Parent exerts control over the insurance entities through ownership of the majority of the voting share capital and shall therefore apply full consolidation to such businesses. U.S. GAAP adjustments related to the insurance entities are aggregated in the reconciliation and explained in detail in note 29.2 below. Summarized financial information regarding these companies is reported in the Note 29.5 below.
(n) Deferred Acquisition Costs and Actuarial Reserves
Acquisition costs for new life insurance contracts are expensed as incurred by the Group's life insurance companies.
Acquisition costs for new life insurance contracts are deferred and amortized over the estimated life of the contracts. This adjustment is reported in the reconciliation within the item "insurance companies".

(o) Proportional Consolidation
Companies that are under joint control may be consolidated using the proportional consolidation method.	Companies that are under joint control should be accounted for using the equity method. Summarized financial information regarding these companies is reported in the Note 29.5 (b) and (c) below.

ITALIAN GAAP	U.S. GAAP
(p) Securitization
Transfer of assets made to SPE in accordance with Italian Law 130, which governs securitization transactions, are derecognized, regardless the substance of the transactions itself.	Transfers of financial assets are accounted for as sales if the criteria under SFAS 140 are met. Transfers that do not qualify as sale under SFAS 140 are accounted for as secured borrowing transactions. The effect of applying SFAS 140 was to increase total assets and total liabilities at December 31, 2004 by approximately €1,805 million.
(q) Earning Per Share
Disclosure of earning per share is recommended but not required. SANPAOLO IMI discloses such information using U.S. GAAP guidance for determining the basic and diluted number of share used in the calculated.	U.S. GAAP requires disclosure of a basic and diluted earnings per share, calculated in accordance with SFAS 128 "Earnings Per Share".

E.    Recent accounting developments

Developments under Italian GAAP

International Financial Reporting Standards (IFRS)

        By Regulation, the European Union (EU) agreed in 2002 that virtually all listed companies must use International Financial Reporting Standards (IFRS) adopted for use in the EU in the preparation of their 2005 consolidated accounts. We will comply with this Regulation and produce our consolidated accounts in accordance with EU endorsed IFRS for the year ended December 31, 2005. The objective of the Regulation is to improve financial reporting and enhance transparency to assist the free flow of capital throughout the EU and to improve the efficiency of the capital markets. We commenced a conversion project that consists of identifying the differences between IFRS and existing Italian standards, making new accounting policy decisions, training relevant staff, rewriting our accounting manual, preparing an IFRS compliant budgeting process for the year 2005, adjusting existing reporting systems, adapting procedures and policies where applicable, and converting the opening balance sheet and other comparative financial information. In addition, the conversion project is assisting our businesses and functions to consider and address the wider business impact of the change in reporting in the EU. The conversion process, including reviewing the accuracy of the opening balances, will continue during 2005.

        Although many of the uncertainties concerning whether and how the standards will be adopted for use in the EU have been resolved, some questions remain, particularly regarding the endorsement of amendments to standards and to interpretations issued in the second half of 2004. In addition, how IFRS financial statements will be interpreted for tax and regulatory capital purposes remains subject to some uncertainty, and the tax treatment of the first time adoption adjustments not determined until later. However, SANPAOLO IMI is following customary project controls and management and is on track to meet all requirements for financial reporting in 2005.

        The following is a brief summary of the major differences that are expected to affect our consolidated financial statements.

        Hedge accounting (IAS 39)—The Group does not intend to comply fully with the provisions of IAS 39 but rather intends to fully comply with the provisions of IAS 39 as endorsed by the EU. Both cash flow hedge accounting and micro fair value hedge accounting will be used resulting in all hedging derivatives being carried at fair value, equity volatility with respect to cash flow hedge accounting and any hedge ineffectiveness being reflected immediately in income.

        Classification of instruments (IAS 39)—Italian GAAP requires the separate classification of financial assets between trading securities and long-term securities. Under IFRS, financial assets will be classified as: held to maturity; loans and receivables (carried at amortised cost less impairment); held for trading and fair valued through income; or available for sale and fair valued through equity. Financial liabilities held for trading will be fair valued through income. The fair value option is not currently available for other financial liabilities under EU law.

        Balance sheet gross up (IAS 32/39/27)—the IFRS netting rules coupled with the consolidation requirements will result in significant grossing up of the balance sheet, including certain funds under management being included on balance sheet, securitizations and line by line consolidation of insurance subsidiaries.

        Business combination (IFRS 3)—the purchase method requires that all assets and liabilities purchased (including contingent liabilities) to be initially recorded at their fair value. An intangible asset must be recognized separately from goodwill if it meets the criteria. Goodwill and intangible assets with indefinite lives rather than being subject to systematic annual amortisation will be tested for impairment each year. Future acquisitions will give rise to more intangible assets that are subject to amortization and potentially less goodwill.

        Share-based payments (IFRS 2)—an annual charge for share options and other share-based payments will be determined based on the fair value of options granted spread over the vesting period.

        Revaluation of fixed assets (IFRS 1)—an entity may elect to measure property, plant and equipment at the date of transition to IFRS at its fair value and use that fair value as its deemed cost at that date.

        Termination indemnity liabilities (IAS 19)—should be accounted for considering actuarial calculations of the expected future liability, considering the time value, inflation rates, interest rate and expected employee service period. Additionally, an entity may elect to use a "corridor" approach that leaves some actuarial gains and losses unrecognized.

        De-recognition of liabilities (IAS 39)—liabilities can only be removed from the balance sheet when they are legally extinguished.

        The restated 2004 IFRS results, excluding the impact of IAS 32 and IAS 39 on financial instruments and IFRS 4 on insurance contracts, and the opening 2005 IFRS balance sheet, including these standards, will be issued in the second quarter of 2005. The first results on a full IFRS basis will be provided for the consolidated financial statements for the year ended December 31, 2005.

Developments under U.S. GAAP

EITF Issue 03-01: The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments

        The EITF Issue 03-01 (EITF 03-01) provides guidance on recognizing other-than-temporary impairments on securities classified as either available for sale or held to maturity under SFAS 115 and for investments accounted for under the cost method. In September 2004, the FASB delayed the effective date of EITF 03-1 for measurement and recognition of impairment losses until implementation guidance is issued. In December 2004, the FASB decided to reconsider in its entirety all guidance on disclosing, measuring and recognising other-than-temporary impairments of debt and equity securities and requires companies to continue to comply with existing accounting literature. Once the effective date of the measurement and recognition guidance has been confirmed, SANPAOLO IMI will assess the impact of EITF 03-1 on its consolidated financial statements.

SOP 03-3: Accounting for Certain Loans or Debt Securities Acquired in a Transfer

        In December 2003, the American Institute of Certified Public Accountants (AICPA) released Statement of Position 03-3, Accounting for Certain Loans or Debt Securities Acquired in a Transfer (SOP 03-3) which supersedes AICPA Practice Bulletin 6, "Amortization of Discounts on Certain Acquired Loans". SOP 03-3 addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor's initial investment in loans or debt securities acquired in a transfer if those differences are attributable to credit quality. SOP 03-3 limits accretable yield to the excess of the investor's estimate of undiscounted cash flows over the investor's initial investment in the loan and prohibits the recognition of the non-accretable difference. Under SOP 03-3, subsequent increases in cash flows expected to be collected generally should be recognized prospectively through adjustment of the loan's yield over its remaining life while any decreases in cash flows expected to be collected should be recognized as impairments. SOP 03-3 also provides guidance with regard to presentation and disclosures. SOP 03-3 is effective for loans acquired in fiscal years beginning after 15 December 2004. SANPAOLO IMI is currently assessing the impact of SOP03-3 in its consolidated financial statements once IFRS will be adopted.

SFAS 153: Exchanges of Nonmonetary assets

        The FASB issued SFAS 153 Exchanges of Nonmonetary assets, an amendment of APB Opinion No. 29 in December 2004. SFAS 153 provides for a general exception from fair value measurement for exchanges of nonmonetary assets that do not have commercial substance. The Statement is effective for fiscal years beginning after 15 June 2005. SANPAOLO IMI is currently assessing the impact of SFAS 153 in its consolidated financial statements once IFRS will be adopted.

EITF 02-14: Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock

        In July 2004, the FASB ratified the consensus reached in EITF Issue No. 02-14, "Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock" ("EITF 02-14"). EITF 02-14 concludes that an investor that has the ability to exercise significant influence over an investee should apply the equity method of accounting only when it has an investment in common stock and/or an investment that is in-substance common stock. EITF 02-14 addresses the determination of whether an investment is in-substance common stock but does not change existing guidance concerning the assessment of whether an investor has the ability to exercise significant influence over an investee. The consensus in EITF 02-14 is effective for reporting periods beginning after September 15, 2004. SANPAOLO IMI is currently assessing the impact of EITF 02-14 in its consolidated financial statements once IFRS will be adopted and will implement EITF 02-14 on January 1, 2005.

SFAS 154: Accounting Changes and Error Correction

        SFAS 154 was issued in May 2005 and is effective for accounting changes and corrections of errors made in fiscal years beginning after 15 December 2005. SFAS 154 provides guidance on the accounting changes (voluntary and those required by the issuance of an accounting pronouncement) and error corrections. APB Opinion No.20 previously required that most voluntary changes in accounting principles be recognized by including in net income in the period of change, the cumulative effect of changing to a new accounting principle. SFAS 154 establishes, unless impracticable, retrospective application of the direct effects of the change as the required method for reporting change in accounting principles in the absence of explicit transition requirements specific to the newly adopted accounting principle. The correction of an error in previously issued financial statements is not an accounting change although the reporting of an error correction involves adjustments to previously issued financial statements similar to those reporting an accounting change.

(29.2) NET INCOME AND SHAREHOLDERS' EQUITY RECONCILIATION BETWEEN ITALIAN AND U.S. GAAP

        The following is a summary of the most significant adjustments to consolidated net income and to consolidated shareholders' equity which would be required if U.S. GAAP had been applied to the accompanying Consolidated Financial Statements.

  Net income

		Year ended December 31,
		2004	2003	2002
		(€/mil)
	Net income after minority interest as reported under Italian GAAP	1,393	972	889
a)	Business Combinations:
	Impairment of Goodwill	(106)	—	(982)
	Amortization of Goodwill	136	158	198
	Other adjustments	—	(38)	(155)
	Purchase Price Allocation	(459)	(463)	(549)
b)	Investments in Debt, Equity Securities and Own Bonds	(212)	(197)	(90)
c)	Revaluation of Assets	56	16	8
d)	Treasury Shares	(54)	(18)	21
e)	Advertising and Start-Up Costs	—	—	4
f)	Derivatives and Hedging Activities	(412)	(135)	75
g)	Modification of Debt	—	87	(87)
h)	Pension Plans	3	(10)	12
i)	Stock Based Compensation Plans	—	—	(24)
i)	Stock Option Plans	(8)	(1)	—
j)	Employee Termination Costs and Other Provisions	(88)	11	(74)
k)	Deferred Tax on Equity reserves	—	140	(19)
k)	Deferred Tax on US GAAP adjustments	341	256	94
l)	Allowance for General Banking Risks	2	(9)	(364)
m)	Insurance Subsidiaries	(33)	(19)	(77)

	Net income/loss after minority interest in accordance with U.S. GAAP	559	750	(1,120)

q)	Basic Earnings/Loss Per Share (in Euro)	0.31	0.41	(0.68)
q)	Diluted Earnings/Loss Per Share (in Euro)	0.30	0.41	(0.68)
	Comprehensive income:
	Net income/loss after minority interest in accordance with U.S. GAAP	559	750	(1,120)
	Gross change in unrealized gain/loss on available for sale securities	364	449	(149)
	Reclassification adjustments (for realized gains/losses on sales of available for sale securities previously included in comprehensive income)	(28)	70	364
	Change in foreign currency translation adjustments	—	(22)	—
	Amortization of cash flow hedge reclassified as earnings/costs (FAS 133)	4	3	5
	Minimum liabilities (pension plans)	(8)	(4)	—
	Deferred tax on other comprehensive income	(101)	(88)	(33)

	Other comprehensive income	231	408	187

	Comprehensive income	790	1,158	(933)

Deferred tax on other comprehensive income
Deferred tax on gross gain/loss on available for sale securities	(99)	(60)	(27)
Deferred tax on reclassification adjustments	(2)	(29)	(5)

Deferred tax on net change in unrealized gain/loss on AFS securities	(101)	(89)	(32)
Deferred tax on change in foreign currency translation adjustments	—	2	—
Deferred tax on amortization of cash flow hedge reclassified as earnings/costs	—	(2)	(1)
Deferred tax on minimum liabilities	—	1	—

	(101)	(88)	(33)

		Year ended December 31,
		2004	2003	2002
		(€/mil)
m)	The adjustment to net income related to Insurance subsidiaries comprises the following elements:
	Purchase Price Allocation (a)	(10)	(2)	—
	Amortization of Goodwill (a)	6	6	—
	Investment in Debt, Equity Securities and Own Bonds (b)	(95)	(53)	36
	Revaluation of Assets (c)	1	(3)	9
	Derivatives and Hedging Activities (f)	(2)	(4)	(2)
	Deferred Acquisition Costs and Actuarial Reserves (n)	55	(79)	(123)
	Deferred Tax on U.S. GAAP adjustments (k)	12	57	22
	Deferred Tax on equity reserves (k)	—	59	(19)

	Total Insurance Subsidiaries	(33)	(19)	(77)

Shareholders' equity

		Year ended December 31,
		2004	2003
		(€/mil)
	Shareholders' equity in accordance with Italian GAAP	11,804	10,995
a)	Business Combinations:
	Goodwill	4,288	4,236
	Purchase Price Allocation	1,356	1,834
b)	Investments in Debt, Equity Securities and Own Bonds	333	346
c)	Revaluation of Assets	(397)	(475)
d)	Treasury Shares	(51)	(33)
f)	Derivatives and Hedging Activities	(565)	(152)
h)	Pension Plans	101	110
j)	Employee Termination Costs and Other Provisions	44	132
k)	Deferred Tax on Equity Reserves	(429)	(421)
k)	Deferred Tax on U.S. GAAP adjustments	(716)	(1,018)
m)	Insurance Subsidiaries	108	3

	Shareholders' equity in accordance with U.S. GAAP	15,876	15,557

		Year ended December 31,
		2004	2003
		(€/mil)
m)	The adjustments to shareholders' equity related to Insurance subsidiaries comprises the following elements:
	Business Combinations: Goodwill (a)	(5)	(10)
	Business Combinations: Purchase Price Allocation (a)	65	33
	Investment in Debt, Equity Securities and Own Bonds (b)	671	216
	Revaluation of Assets (c)	1	1
	Derivatives and Hedging Activities (f)	(19)	(12)
	Deferred Acquisition Costs and Actuarial Reserves (n)	(500)	(200)
	Deferred Tax on U.S. GAAP adjustments (k)	(105)	(24)
	Deferred Tax on equity reserves (k)	—	(1)

	Total Insurance Subsidiaries	108	3

(29.3) SIGNIFICANT PRESENTATION DIFFERENCES BETWEEN ITALIAN AND U.S. GAAP

        In addition to the differences in valuation and income recognition principles disclosed in Note No. 29.1 and 29.2, other differences exist between Italian and U.S. GAAP relating to the presentation of financial statements. These are only presentation difference and do not result in additional differences between Italian and U.S. GAAP figures.

        The following is a summary of the significant classification differences between U.S. GAAP formats—as set forth in Regulation S-X of the Securities and Exchange Commission of the United States of America—and the formats required by the Italian Law (Decree 87 of January 27, 1992). Furthermore, in paragraph 31.4 are reported the balance sheet and the statement of income in accordance with the format required by US GAAP. However, these statements are prepared on the basis of the financial information included in the Italian financial statements prepared in accordance with Italian GAAP; hence before the US GAAP adjustments indicated in the table reported in paragraph 31.2

Balance Sheet

(A)
Treasury bills and similar bills eligible for refinancing with central banks are presented as a separate item (caption No. 20) in the Italian balance sheet. Under U.S. GAAP such investments are presented under "Trading account assets" and "Investment securities".

(B)
The item "Interest-bearing deposits in other banks" is presented for Italian purposes under the caption "30 Due from banks" for the portion related to the interest-bearing deposit due from banks.

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

(E)
Investments in securities shown under captions "50 Bonds and other debt securities" and "60 Shares and other equities" are presented under "Trading account assets", "Available for sale securities" and "Held to maturity" according to classification under SFAS No. 115.

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

(I)
Amounts under caption "140 Own shares" are deducted from balances of "Other stockholders' equity" under U.S. GAAP.

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

(P)
Minority interest (caption No. 140) is presented in the same named caption "Minority interest in consolidated subsidiaries" and the amount under "150 Capital" is presented under caption "Capital stock".

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

(A)
"Interest earnings on deposits and loans to credit institutions", "Interest on investment securities" and "Trading account interest" are reported under caption "10 Interest income and similar revenues" in the Italian statement of income. Under U.S. GAAP such amounts are under separate captions.

(B)
The captions of U.S. statements of income "Interest Expense—Borrowings from credit institutions", "Interest Expense—Borrowings from non-credit institutions", "Interest Expense—Securities and commercial paper" and "Net effect of off-balance sheet instruments" are presented under caption "20 Interest expense and similar charges" according to Italian GAAP.

(C)
Amounts presented in caption "Loans and lease to credit institution" under U.S. GAAP are included in captions "10 Interest income and similar revenues", "40 Commission income" and "140 Provision to the reserve for probable loan losses" under Italian GAAP according to the nature of such income.

(D)
"Net write-offs and provision for loan losses" are shown for Italian purposes under "120 Adjustments to loans and provisions for guarantees and commitments" and "130 Write-backs of adjustments to loan and provisions for guarantees and commitments".

(E)
The caption "30 Dividends and other revenues—b) from investments" in the Italian statements of income is reported in caption "Dividends" under U.S. GAAP.

(F)
"Commission and fees from fiduciary activities", "Commissions, brokers' fees and markups on securities underwriting and other securities activities" shown as separate captions under U.S. GAAP are classified in caption "40 Commission income".

(G)
Amounts under caption "Fees for other customer services" in statements of income under U.S. GAAP are presented in caption "40 Commission income" and "70 Other operating income" (for the refunds of expenses) under Italian GAAP.

(H)
The following captions in the Italian GAAP statements of income are presented in caption "Profit or loss on transactions in securities in dealer trading account" under U.S. GAAP: "30 Dividends and other revenues—a) from shares and other equities" and "60 Profits (losses) on financial transactions".

(I)
The caption "Equity in (loss) earnings of unconsolidated subsidiaries" in U.S. GAAP is reported in the caption "170 Income (losses) from investments carried at equity" under Italian GAAP.

(J)
The amounts shown in caption "Income or loss in affiliated, other companies and investments securities" under U.S. GAAP are presented primarily in "150 Adjustments to financial fixed assets", "160 Write-backs of adjustments to financial fixed assets" "190 Extraordinary income" and "200 Extraordinary expenses".

(K)
The captions "Goodwill amortization" and "Amortization of intangibles" in the U.S. GAAP are reported in caption "90 Adjustments to intangible and tangible fixed assets".

(L)
Salaries and employee benefits are presented under caption "80 Administrative costs—a) payroll" in Italian statements of income.

(M)
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

(N)
In the caption "Net premises and equipment expenses" under U.S. GAAP are presented net costs of owned premises. They are recorded in different caption under Italian GAAP format: "70 Other operating income", "90 Adjustment to intangible and tangible fixed assets", "190 Extraordinary income", "200 Extraordinary expenses".

(O)
"Income tax expense" is presented in the caption "240 Income tax" according to Italian GAAP format.

(P)
"Minority interest in income of consolidated subsidiaries" is shown in caption "250 Minority interests" in Italian statements of income.

(Q)
The remaining amounts—not reported in the above illustrated items—are shown in "Other income" and "Other expenses" in the U.S. statement of income.

(29.4) CONSOLIDATED FINANCIAL STATEMENTS

        The following consolidated balance sheets and statements of income show the impact of applying U.S. GAAP presentation requirements to amounts determined under Italian GAAP. Excluding the adjustment for own shares in the balance sheet, the following tables do not reflect the US GAAP adjustments indicated in table in paragraph 31.2.

Consolidated Balance Sheets

	At December 31,
	2004	2003
	(€/mil)
ASSETS
Cash and due from banks	1,348	1,474
Interest-bearing deposits in other banks	9,141	10,374
Federal funds sold and securities purchased under resale agreements or similar arrangements	15,384	11,815
Trading account assets	26,071	22,323
Investment securities	3,219	2,935
Loans, net of allowance for loan losses of € 5,277 million and € 5,021 million in 2004 and 2003, respectively	121,078	124,597
Premises and equipment	1,804	1,972
Investments in affiliated companies	4,560	4,649
Other assets	28,417	22,316

TOTAL ASSETS	211,022	202,455

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits	78,268	80,445
Short-term borrowings	5,834	6,100
Securities sold under repurchase agreements	20,208	17,776
Other liabilities	28,741	24,553
Long-term debt	66,045	62,349

Total Liabilities	199,096	191,223
Commitments and Contingencies (Note 20)
Minority Interest in Consolidated Subsidiaries	176	271
Capital stock (consisting of 1,863,456,836 issued and outstanding Share, par value € 2.8 per Share)	5,218	5,144
Other shareholders' equity	6,532	5,817

Total Shareholders' Equity	11,750	10,961

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	211,022	202,455

Consolidated Statements of income

	Year ended December 31,
	2004	2003	2002
	(€/mil)
Interest Income:
Interest earnings deposits and loans to credit institutions	468	489	713
Loans and leases to non-credit institutions	5,801	6,227	6,985
Interest on investment securities	105	114	188
Trading account interest	821	613	807

Total Interest Income	7,195	7,443	8,693
Interest Expense:
Borrowings from credit institutions	(702)	(685)	(1,064)
Borrowings from non-credit institutions	(938)	(1,059)	(1,471)
Securities and commercial paper	(1,649)	(1,761)	(2,204)

Total Interest Expense	(3,289)	(3,505)	(4,739)
Net effect of off-balance sheet instruments	(219)	(197)	(216)

Net Interest Income	3,687	3,741	3,738
Net write-offs and provision for loan losses	(510)	(729)	(528)

Net Interest Income after provision for loan losses	3,177	3,012	3,210
Non Interest Income:
Dividends	73	86	155
Commission and fees from fiduciary activities	1,515	1,375	1,309
Commissions, broker's fees and markups on securities underwriting and other securities activities	435	400	402
Fees for other customer services	2,154	2,032	1,926
Profit or loss on transactions in securities in dealer trading account	314	422	312
Equity in (loss) earnings of unconsolidated subsidiaries and associated companies	277	197	137
Income (loss) in affiliated, other companies and investments securities, net	100	408	(493)
Other income	459	495	623

Total Non Interest Income	5,327	5,415	4,371
Non Interest Expense:
Salaries and employee benefits	(2,803)	(2,841)	(2,856)
Net occupancy expenses of leased premises	(222)	(213)	(204)
Goodwill amortization	(200)	(158)	(213)
Net premises and equipment expenses	(300)	(346)	(355)
Amortization of intangibles	(194)	(206)	(230)
Change in reserve for general banking risks	(2,685)	9	364
Other expenses	(2)	(2,994)	(2,705)

Total Non Interest Expense	(6,406)	(6,749)	(6,199)
Income Before Income Tax Expense	2,098	1,678	1,382
Income Tax Expense	(657)	(658)	(450)

Net Income	1,441	1,020	932
Minority interest in income of consolidated subsidiaries	(48)	(48)	(43)

Net Income after Minority Interest	1,393	972	889

Basic earnings per share (in Euro)	0.76	0.53	0.48
Diluted earnings per share (in Euro)	0.76	0.53	0.48

(29.5) ADDITIONAL DISCLOSURES REQUIRED BY U.S. GAAP

        The following consolidated statements of cash flows is presented in accordance with SFAS 95 "Statement of Cash Flows". The amounts included within the statements are determined under Italian GAAP.

(a)   Consolidated Statements of Cash Flows

	2004	2003	2002
	(€/mil)
Cash Flows from Operating Activities
Net income after minority interest	1,393	972	889
Adjustment to reconcile net income to cash provided by operating activities:
Amortization and depreciation	656	631	753
Net realized loss (gain) on sale of securities	(118)	41	728
Net realized gain on sale of tangible fixed assets	(9)	(4)	(147)
Net realized loss (gain) on sale of investments in affiliated and other companies	(77)	(335)	91
Net unrealized loss (gain) on valuation of securities	(186)	29	10
Net unrealized loss (gain) on valuation of fixed assets	—	(54)	16
Net unrealized loss (gain) on valuation of investments in affiliated and other companies	(45)	(66)	539
Net gain from investments carried at equity	(278)	(197)	(137)
(Decrease) increase in other assets	(6,325)	1,936	59
Increase in other liabilities	4,177	18	198

Net cash provided (used in) by operating activities	(812)	2,971	2,999
Cash Flows from Investing Activities
Cash and Cash Equivalents, beginning of year from acquisitions and divestments	—	93	354
Purchase of tangible fixed assets	(539)	(730)	(460)
Proceeds from sale of tangible fixed assets	304	343	208
Purchase of investments in affiliated companies	(1)	(75)	(159)
Proceeds from sale of investments in affiliated conmpanies	241	216	11
Purchase of investments in other companies	(81)	(600)	(331)
Proceeds from sale of investments in other companies	310	638	820
Purchase of securities	(347,034)	(412,324)	(459,775)
Proceeds from sale and redemption of securities	343,306	408,550	464,993
Decrease (increase) in interest-bearing deposits	1,234	(2,350)	18,206
Decrease (increase) in federal funds sold and reverse repo's	(3,569)	2,189	(3,458)
Net decrease (increase) in loans, net	3,528	(795)	(12,102)

Net cash provided (used in) by investing activities	(2,301)	(4,845)	8,307
Cash Flows from Financing Activities
(Decrease) increase in deposits, net	(2,176)	4,768	(16,831)
(Decrease) increase in short-term borrowing, net	(266)	536	(433)
(Decrease) increase in repurchase agreements, net	2,432	1,679	(302)
Increase (decrease) in long-term debt	3,696	(4,288)	8,569
Dividends paid	(715)	(550)	(773)
Other changes of shareholders' equity	111	(132)	(489)
Increase (decrease) of minority interest	(95)	(71)	(459)

Net cash (used in) provided by financial activities	2,987	1,942	(10,718)
Net increase in cash and cash equivalents	(126)	68	588
Cash and Cash Equivalents, beginning of year	1,474	1,406	818

Cash and Cash Equivalents, end of year	1,348	1,474	1,406

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

	As at December 31, 2004
	Loans	Securities	Other Assets(2)	Total
	(€/mil)
ASSETS
Assicurazioni Internazionali di Previdenza S.p.A.(1)	579	16,427	23,257	40,263

Total	579	16,427	23,257	40,263

	As at December 31, 2004
	Technical Reserve	Other liabilities(3)	Subordinated loans	Shareholders' equity	Total
	(€/mil)
LIABILITIES AND SHAREHOLDERS' EQUITY
Assicurazioni Internazionali di Previdenza S.p.A.(1)	16,049	22,998	155	1,061	40,263

Total	16,049	22,998	155	1,061	40,263

	For the year ended December 31, 2004
	Operating income	Extraordinary income	Net income (Loss)
	(€/mil)
INCOME STATEMENT
Assicurazioni Internazionali di Previdenza S.p.A.(1)	277	17	215

Total	277	17	215

	As at December 31, 2003
	Loans	Securities	Other Assets(2)	Total
	(€/mil)
ASSETS
San Paolo Vita SpA, San Paolo Life and Noricum Spa	184	9,866	11,885	21,935
Fideuram vita SpA	321	3,288	7,320	10,929
Fideuram Assicurazioni SpA	3	18	11	32

Total	508	13,172	19,216	32,896

(1)
The data of Assicurazioni Internazionali di Previdenza S.p.A., presented for the fiscal year 2004, refer to the aggregated financial information of previously existing subsidiaries of the Group: Sanpaolo Vita, Sanpaolo Life e Fideuram Vita, that have been merged during 2004.

(2)
Other Asset mainly include €22.8 million in 2004 and €18.6 million in 2003 as "Investments held on account and at risk of life insurance policyholders".

(3)
Other Liabilities mainly include €22.8 million in 2004 and €18.6 million in 2003 as "Insurance reserves for life insurance where the investment risk is carried by policyholders".

	As at December 31, 2003
	Technical Reserve	Other liabilities(3)	Subordinated loans	Shareholders' equity	Total
	(€/mil)
LIABILITIES AND SHAREHOLDERS' EQUITY
San Paolo Vita SpA, San Paolo Life and Noricum Spa	9,603	11,780	70	482	21,935
Fideuram vita SpA	3,326	7,163	—	440	10,929
Fideuram Assicurazioni SpA	21	1	—	10	32

Total	12,950	18,944	70	932	32,896

(3)
Other Liabilities mainly include €22.8 million in 2004 and €18.6 million in 2003 as "Insurance reserves for life insurance where the investment risk is carried by policyholders".

	For the year ended December 31, 2003
	Operating income	Extraordinary income	Net income (Loss)
	(€/mil)
INCOME STATEMENT
San Paolo Vita SpA, San Paolo Life and Noricum Spa	142	(13)	80
Fideuram vita SpA	83	(32)	35
Fideuram Assicurazioni SpA	2	—	1

Total	227	(45)	116

	For the year ended December 31, 2002
	Operating income	Extraordinary income	Net income (loss)
	(€/mil)
INCOME STATEMENT
San Paolo Vita S.p.A. and San Paolo Life	99	(1)	70
Fideuram Vita S.p.A.	67	(2)	46
Fideuram Assicurazioni S.p.A.	3	—	2

Total	169	(3)	118

        In the tables below are reported a summarized financial information at 100% related to Banka Koper d.d (acquired in 2002), which under Italian GAAP are accounting for by using the "proportional method", whereas under US GAAP they should have been fully Consolidated.

	As at December 31,
	2004	2003
	(€/mil)
ASSETS
Loans	794	678
Securities	382	441
Other Assets	207	168

Total	1,383	1,287

	As at December 31,
	2004	2003
	(€/mil)
LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits	588	392
Other liabilities	643	752
Shareholders' equity	152	143

Total	1,383	1,287

	As at December 31,
	2004	2003	2002
	(€/mil)
INCOME STATEMENT
Net interest Income	39	41	42
Non Interest Income	53	49	58
Net income (Loss)	19	18	25

(c)   Summarized financial information at 100% of companies accounted for using the proportional consolidation method that under US GAAP would be accounted for using the equity method.

	As at December 31, 2004
	Voting rights	Loans	Securities	Other Assets	Total
	(€/mil)
ASSETS
All Funds Bank SA	50.00%	—	—	83	83
Cassa di Risparmio di Forlì SpA	29.77%	2,380	212	169	2,761

Total		2,380	212	252	2,844

	As at December 31, 2004
	Voting rights	Deposits	Other liabilities	Shareholders' equity	Total
	(€/mil)
LIABILITIES AND SHAREHOLDERS' EQUITY
All Funds Bank SA	50.00%	1	50	32	83
Cassa di Risparmio di Forlì SpA	29.77%	1,104	1,428	229	2,761

Total		1,105	1,478	261	2,844

	For the year ended December 31, 2004
	Voting rights	Net interest Income	Non Interest Income	Net income (Loss)
	(€/mil)
INCOME STATEMENT
All Funds Bank SA	50.00%	1	77	5
Cassa di Risparmio di Forlì SpA	29.77%	85	43	20

Total		86	120	25

	As at December 31, 2003
	Voting rights	Loans	Securities	Other Assets	Total
	(€/mil)
ASSETS
Centradia Group Ltd	29.03%	—	15	6	21
Cassa di Risparmio di Forlì SpA	29.77%	2,163	239	171	2,573

Total		2,163	254	177	2,594

	As at December 31, 2003
	Voting rights	Deposits	Other liabilities	Shareholders' equity	Total
	(€/mil)
LIABILITIES AND SHAREHOLDERS' EQUITY
Centradia Group Ltd	29.03%	—	—	21	21
Cassa di Risparmio di Forlì SpA	29.77%	1,147	1,202	224	2,573

Total		1,147	1,202	245	2,594

	For the year ended December 31, 2003
	Voting rights	Net interest Income	Non Interest Income	Net income (Loss)
	(€/mil)
INCOME STATEMENT
Centradia Group Ltd	29.03%	—	(10)	(10)
Cassa di Risparmio di Forlì SpA	29.77%	80	42	21

Total		80	32	11

	For the year ended December 31, 2002
	Voting rights	Net interest Income	Non Interest Income	Net income (Loss)
	(€/mil)
INCOME STATEMENT
Centradia Group Ltd	29.03%	—	(34)	(34)
Finconsumo Banca S.p.a.	50.00%	81	33	12

Total		81	(1)	(22)

Attachments

Statement of changes in consolidated shareholders' equity

Shareholders' equity as per financial statements

	Capital	Reserves and retained earnings	Reserve for general banking risks	Goodwill arising on consolidation and on application of the equity method	Net income	Shareholders' equity as per financial statements
	(€/mil)
Shareholders' equity as of December 31, 2002	5,144	4,396	14	94	889	10,537

Allocation of 2002 net income
—to reserves	—	339	—	—	(339)	—
—to shareholders	—	—	—	—	(550)	(550)
Reclassification between reserves	—	(119)	—	119	—	—
Change in Reserve for general bankimg risks	—	—	(9)	—	—	(9)
Revaluation ex Law 342 of 11/21/00	—	54	—	—	—	54
Differences arising on the translation of foreign currency financial statements and other adjustments	—	(8)	(1)	—	—	(9)
Net income	—	—	—	—	972	972

Shareholders' equity as of December 31, 2003	5,144	4,662	4	213	972	10,995

Allocation of 2003 net income
—to reserves	—	257	—	—	(257)	—
—to shareholders	—	—	—	—	(715)	(715)
Reclassification between reserves	—	(217)	—	217	—	—
Change in Reserve for general bankimg risks	—	—	2	—	—	2
Spin off of the share held by Fideuram Vita in SANPAOLO IMI	74	43	—	—	—	117
Differences arising on the translation of foreign currency financial statements and other adjustments	—	12	—	—	—	12
Net income	—	—	—	—	1,393	1,393

Shareholders' equity as of December 31, 2004	5,218	4,757	6	430	1,393	11,804

Statement of consolidated cash flows for 2004

(€/mil)
APPLICATION OF FUNDS
Use of funds generated by operations	1,056
Dividends distributed	715
Use of reserve for employee termination indemnities	147
Use of provisions for risks and charges	167
Use of reserves for probable loan losses	27
Increase in funds applied	12,147
Due from banks	1,499
Dealing securities	3,748
Investment securities	311
Own shares	20
Differences arising on consolidation and on application of the equity method	10
Tangible fixed assets	69
Intangible fixed assets	166
Other assets	6,324
Decrease in funds taken	431
Due to banks	336
Minority interests	95

Total	13,634

SOURCES OF FUNDS
Funds generated by operations	2,873
Net income	1,393
Provisions for employee termination indemnities	87
Net adjustments to loans and provisions for guarantees and commitments	494
Provisions for risks and charges	231
Provisions for probable loan losses	17
Adjustments to tangible fixed assets	238
Adjustments to intangible fixed assets	219
Net adjustments to financial fixed assets	(18)
Adjustments to goodwill arising on consolidation and on application of the equity method	199
Provision to the reserve for general banking risks	2
Exchange differences on translating the net equity of consolidated companies and other adjustments	11
Increase in funds taken	8,322
Due to customers and securities issued	3,480
Other liabilities	4,184
Subordinated liabilities	541
Spin off of the share held by Fideuram Vita in SANPAOLO IMI	117
Decrease in funds applied	2,439
Cash and deposits with central banks and post offices	126
Loans to customers	2,198
Equity investments	115

Total	13,634

Statement of consolidated cash flows for 2003

(€/mil)
APPLICATION OF FUNDS
Use of funds generated by operations	914
Dividends distributed	550
Use of reserve for employee termination indemnities	122
Use of provisions for risks and charges	59
Use of reserve for general banking risks	9
Movements in pro forma shareholders' equity at beginning of the year	165
Exchange differences on translating the net equity of consolidated companies and other adjustments	9
Increase in funds applied	6,187
Due from banks	534
Loans to customers	1,131
Dealing securities	3,339
Investment securities	550
Equity investments	334
Own shares	3
Differences arising on consolidation and on application of the equity method	29
Tangible fixed assets	82
Intangible fixed assets	185
Decrease in funds taken	1,889
Due to customers and securities issued	1,515
Other liabilities	112
Subordinated liabilities	191
Minority interests	71

Total	8,990

SOURCES OF FUNDS
Funds generated by operations	2,628
Net income	972
Monetary revaluation	54
Provisions for employee termination indemnities	101
Net adjustments to loans and provisions for guarantees and commitments	709
Provisions for risks and charges	195
Provisions for probable loan losses	15
Adjustments to tangible fixed assets	252
Adjustments to intangible fixed assets	240
Net adjustments to financial fixed assets	(60)
Adjustments to goodwill arising on consolidation and on application of the equity method	150
Increase in funds taken	4,401
Due to banks	4,401
Decrease in funds applied	1,961
Cash and deposits with central banks and post offices	25
Other assets	1,936

Total	8,990

Reconciliation between the Parent Bank's financial statements and the consolidated financial statements for 2004

	Net income	Capital and reserves	Shareholders' equity	Reserve for probable loan losses	Total
	(€/mil)
Financial Statements of the Parent Bank	1,036	10,054	11,090	—	11,090

Balance of subsidiary companies consolidated line-by-line	1,309	10,059	11,368	86	11,454
Consolidation adjustments:
—book value of line-by-line consolidated investments	—	(7,728)	(7,728)	—	(7,728)
—dividends of consolidated companies	(1,045)	107	(938)	—	(938)
—amortization of goodwill arising on consolidation	(198)	(631)	(829)	—	(829)
—elimination of goodwill arising on consolidation	—	(1,326)	(1,326)	—	(1,326)
—elimination of gains on sale of investments	(52)	(1,469)	(1,521)	—	(1,521)
—valuation of investments at net equity	278	431	709	—	709
—writedowns of investments	402	267	669	—	669
—minority interests	(48)	(128)	(176)	—	(176)
—elimination of reserve used for probable loan losses made for tax purposes in previous years	(184)	184	—	—	—
—tax effects of the elimination of reserve used for probable loan losses made for tax purposes	60	(60)	—	—	—
—reversal of Group company transfers and goodwill	3	(117)	(114)	—	(114)
—reversal of amortization of negative goodwill on BdN	142	304	446	—	446
—portion of tax benefits from the Banco di Napoli merger	(26)	226	200	—	200
—elimination of revaluation to equity investments made for tax purposes in previous years	(276)	276	—	—	—
—other adjustments	(8)	(38)	(46)	(6)	(52)

Consolidated Financial Statements	1,393	10,411	11,804	80	11,884

List of equity investments as of December 31, 2004 exceeding 10% of the capital represented by shares with voting rights held in unlisted companies or in limited liability companies (in accordance with art. 126 of Consob resolution 11971 of May 14, 1999)(1)

Name	Held by	%
Agricola del Varano S.r.l.	Cassa di Risparmio di Padova e Rovigo	26.58
Alilaguna S.r.l.	Cassa di Risparmio di Venezia	80.00
Alpifin S.r.l. (in liq.)	Friulcassa	10.44
Ama International S.p.A.	FIN.Opi	14.97
Banque Galliere S.A. (in liq.)	Cassa di Risparmio in Bologna	17.50
Beato Edoardo Materiali Ferrosi S.r.l.	Cassa di Risparmio di Padova e Rovigo Cassa di Risparmio di Venezia	50.00 50.00

		100.00
Biessefin S.p.A. (in liq.)	SANPAOLO IMI	36.10
Calitri Denim Industries S.p.A.	Isveimer (in liq.)	14.29
Celeasing S.r.l.	SANPAOLO IMI	100.00
Centro Agroalimentare di Napoli S.c.p.a	SANPAOLO IMI	15.68
Dulevo S.p.A. (bankrupt)	SANPAOLO IMI	16.30
Efrem S.r.l.	Servizi	20.00
Elvetia Edile S.r.l.	SANPAOLO IMI	100.00
Emporium S.r.l.	Cassa di Risparmio di Padova e Rovigo	51.27
Esatto S.p.A.	Gest Line	16.33
Esped Spedizioni S.r.l.	Cassa di Risparmio di Padova e Rovigo	29.80
Eufigest S.A.	Sanpaolo IMI Asset Management	12.88
Evoluzione 94 S.p.A.	SANPAOLO IMI Cassa di Risparmio in Bologna Friulcassa	5.99 2.55 1.97

		10.51
Fides S.p.A. (bankrupt)	Isveimer (in liq.)	20.00
Fin. Tess. S.p.A.	Cassa di Risparmio di Padova e Rovigo	98.00
Finlombarda Leasing S.p.A. (in liq.)	SANPAOLO IMI	14.00
Finplozner S.p.A.	Friulcassa	25.00
Fonti di Gaverina	SANPAOLO IMI	60.64
Gerard H Polderman S.r.l.	Cassa di Risparmio di Padova e Rovigo	100.00
Giraglia Immobiliare S.p.A.	SANPAOLO IMI	17.15
Guiness Peat Aviation ATR Ltd	Sanpaolo IMI Bank Ireland	12.50
I Guardi S.r.l.	Cassa di Risparmio di Venezia	56.00
IAM Piaggio S.p.A. (in liq.)	SANPAOLO IMI Banca Fideuram	9.68 3.74

		13.42
Idra Partecipazioni S.p.A. (in liq.)	Ldv Holding	11.56
Immobiliare dell'Isola Cattaneo S.p.A.	SANPAOLO IMI	48.57
Immobiliare Femar S.p.A.	Cassa di Risparmio di Padova e Rovigo	38.57
Immobiliare Meduna S.r.l.	Cassa di Risparmio di Venezia	40.00
Immobiliare Peonia Rosa S.r.l.	SANPAOLO IMI	57.00
Immobiliare Santa Caterina S.r.l.	Sanpaolo Banco di Napoli	100.00
Impianti S.r.l. (in liq.)	SANPAOLO IMI	14.16
Integrated Shipping Company	SANPAOLO IMI	100.00

Istituto per l'Enciclopedia della Banca e della Borsa S.p.A.	SANPAOLO IMI Banca Fideuram	12.11 0.35

		12.46
Isveimer S.p.A. (in liq.)	SANPAOLO IMI Banca Popolare dell'Adriatico	65.22 0.17

		65.39
Italpower S.p.A. (in liq.)	IMI Investimenti	15.00
Ittica Ugento S.p.A.	Sanpaolo Banco di Napoli	26.96
Kall Kwik Italia S.p.A. (in liq.)	Sanpaolo Leasint	15.00
Kish Receivables Co.	Tobuk	20.83
La Compagnia Finanziaria S.p.A.	SANPAOLO IMI	12.09
Lingotto S.p.A.	FIN.Opi	17.02
Loop S.p.A.	Sanpaolo Leasint	19.79
Loseri S.p.A.	SANPAOLO IMI	18.40
Marche Capital S.p.A.	Banca Popolare dell'Adriatico	11.99
Mirano Costruzioni S.r.l.	Cassa di Risparmio di Venezia	100.00
Pantecna S.p.A. (bankrupt)	SANPAOLO IMI	15.50
Pdp Box Doccia S.p.A.	Cassa di Risparmio di Padova e Rovigo	80.00
Pila 2000 S.p.A.	Cassa di Risparmio di Padova e Rovigo	37.19
Praxis Calcolo S.p.A.	Ldv Holding Sanpaolo IMI Private Equity	14.52 0.29

		14.81
Print S.r.l.	Banca Popolare dell'Adriatico	100.00
Sago S.p.A.(2)	SANPAOLO IMI	26.67
SI Holding S.p.A.	SANPAOLO IMI	11.16
Siteba S.p.A.	SANPAOLO IMI	10.45
Soa Nordest S.p.A.	Cassa di Risparmio di Padova e Rovigo	15.00
Società Capua Group Imbottigliamento Bevande Gassate S.p.A.	Sanpaolo Banco di Napoli	80.19
Società Trasporto Telematico S.p.A.	SANPAOLO IMI	14.00
SSB—Società per i Servizi Bancari S.p.A.	SANPAOLO IMI Banca Fideuram	15.54 0.02

		15.56
Stoà S.c.p.a.	SANPAOLO IMI	10.20
Tecnoalimenti S.c.p.A.(2)	SANPAOLO IMI	20.00
Tecnobiomedica S.p.A.(2)	SANPAOLO IMI	26.32
Tecnocittà S.r.l.	SANPAOLO IMI	12.00
Tecnofarmaci S.p.A.(2)	SANPAOLO IMI	20.50
Tecnogen S.c.p.a.	SANPAOLO IMI	29.96
Tecnotessile S.r.l.(2)	SANPAOLO IMI	40.00
Trieste Terminal Cereali S.r.l.	Cassa di Risparmio di Padova e Rovigo	31.25
Zampieri S.r.l.	Cassa di Risparmio di Venezia	25.00
Zwahlen & Mayr S.A.	IMI Finance Luxembourg	11.43

(1)
This excludes equity investments already listed in Note (11)

(2)
Equity investments originating from transactions as per Law October 25, 1968, no. 1089 (Applied Research Fund).

QuickLinks

TABLE OF CONTENTS
PRESENTATION OF INFORMATION
FORWARD-LOOKING STATEMENTS
RISK FACTORS
PART I
Composition as of December 31, 2004 of the Loan Portfolio by Rating Source (Percentages)
Composition as of December 31, 2004 of the Loan Portfolio by Level Of Rating (Percentages)
PART II
PART III
SIGNATURE
CERTIFICATIONS
CERTIFICATIONS
Certification Pursuant to Section 906 of the Sarbanes-Oxley Act
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS 2004
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
INDEPENDENT AUDITORS' REPORT
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
INDEPENDENT AUDITORS' REPORT
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
CONSOLIDATED BALANCE SHEET
CONSOLIDATED STATEMENT OF INCOME
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Statement of changes in consolidated shareholders' equity Shareholders' equity as per financial statements
Statement of consolidated cash flows for 2004
Statement of consolidated cash flows for 2003
Reconciliation between the Parent Bank's financial statements and the consolidated financial statements for 2004