Form 20-F
period 2005-12-31
SANPAOLO IMI SPA
filed 2006-06-29
CIK 939187

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2005
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
Commission file number: 1-14870

Sanpaolo IMI S.p.A.

Italy

(Jurisdiction of incorporation of organization)

Piazza San Carlo 156, 10121 Turin, Italy

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing 2 Ordinary Shares of €2.88 par value each	The New York Stock Exchange
Ordinary Shares of €2.88 par value each (the "Shares")	The New York Stock Exchange*

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
Not applicable

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒    No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐    No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒    No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated file, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒    Accelerated filer ☐    Non-accelerated filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☒    Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes    ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes    ☐ No

i

B. Markets	183
ITEM 10. ADDITIONAL INFORMATION	184
A. Bylaws	184
B. Foreign Investment	185
C. Exchange Controls and Material Contracts	187
D. Taxation	187
E. Documents on Display	193
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	193
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	210
PART II	210
ITEM 13. DEFAULT, DIVIDEND ARREARAGES AND DELINQUENCIES	210
ITEM 14. MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	210
ITEM 15. CONTROLS AND PROCEDURES	210
ITEM 16. RESERVED	211
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT	211
ITEM 16B. CODE OF ETHICS	211
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES	211
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE	212
ITEM 16E. PURCHASES OF EQUITY SECURITIES	212
PART III	213
ITEM 17. FINANCIAL STATEMENTS	213
ITEM 18. FINANCIAL STATEMENTS	213
ITEM 19. EXHIBITS	214
SIGNATURE	215
CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT	216
CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT	217
CERTIFICATION PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT	218

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

        In this annual report, references to "U.S. dollars", "dollars" or "$" are to the United States dollar; references to "euro", "Euro" or "€" are to the euro. For purposes of this annual report, "billion" means a thousand million. The noon buying rate in the City of New York for cable transfers in foreign currencies as announced by the Federal Reserve Bank of New York for customs purposes (the "Noon Buying Rate") for the euro in effect on June 12, 2006 was €1 = $1.2587.

        This annual report contains translations of certain euro amounts into U.S. dollars at specified rates. Unless otherwise specified, the translations of euro into U.S. dollars have been made at the Noon Buying Rate for the euro in effect on December 31, 2005, which was €1 = $1.1842. That rate may differ from the actual rates during the year used in the preparation of Sanpaolo IMI's Consolidated Financial Statements, and dollar amounts in this annual report may differ from the actual dollar amounts that were translated into euro in the preparation of the Consolidated Financial Statements.

        The Consolidated Financial Statements for the years ended December 31, 2005 and 2004 included in this annual report have been prepared in accordance with International Accounting Standards ("IAS") and International Financial Reporting Standards ("IFRS"), issued by the International Accounting Standards Board ("IASB") and endorsed by the European Commission on December 31, 2005 on the basis of the procedure set forth in EC Regulation no. 1606/2002 ("EU GAAP" or "IAS/IFRS"), pursuant to Article 3 (1) of Italian Legislative Decree No. 38/2005. In preparing the financial statements, we also referred to the Bank of Italy circular No. 262 of December 22, 2005 governing bank financial statements, and the provisional implementation measures issued by the Bank of Italy in that circular. EU GAAP differs in certain significant respects from generally accepted accounting principles in the United States ("U.S. GAAP"). The results at and for the year ended December 31, 2005 were prepared in accordance with EU GAAP. The comparable results at and for the year ended December 31, 2004 were also prepared in accordance with EU GAAP; however, as permitted by IFRS 1, these results excluded the application of IAS 32, IAS 39 (financial instruments) and IFRS 4 (insurance contracts), for which the transition date was January 1, 2005, and Italian GAAP continued to apply to the recognition of results, assets and liabilities to which IAS 32, IAS 39 and IFRS 4 would otherwise have applied.

        This annual report contains information that has been derived from the Consolidated Financial Statements for the years ended December 31, 2003, 2002 and 2001 not included in this annual report, but previously filed with the United States Securities and Exchange Commission, have been prepared in accordance with generally accepted accounting principles in Italy, including Legislative Decree No. 87 of January 27, 1992, which implemented European Commission ("EC") Directive 86/635, and the Bank of Italy regulations of January 16, 1995, supplemented by the accounting principles issued by the Consiglio Nazionale dei Dottori Commercialisti e dei Ragionieri (collectively, "Italian GAAP"), which differ in certain significant respects from U.S. GAAP.

        For a summary of the significant differences among IFRS, EU GAAP, and U.S. GAAP, please see: Part M, Section 1 and Section 2 on pages F-214 and F-215 of the Consolidated Financial Statements.

        In this annual report we also present, solely for purposes of management's Operating and Financial Review and Prospects, reclassified and pro forma income statement information. For an explanation of the reconciliation between the audited and reclassified income statements, see: Item 5.A—."Operating and Financial Review and Prospects, Results of Operations by Business Sector for the Two Years Ended December 31, 2005, Reconciliation Between Audited and Reclassified Income Statements" on page 97 below.

        As used in this annual report, "Shares" means the ordinary shares of €2.88 par value of Sanpaolo IMI and excludes the Azioni Privilegiate (as defined below). The general shareholders' meeting of Sanpaolo IMI of April 29, 2006 resolved to increase the par value of the Shares from €2.80 to €2.88.

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

Item 3. "Key Information—B. Selected Statistical Information" on page 7 below;

Item 4. "Information on Sanpaolo IMI—A. History and Development of Sanpaolo IMI" on page 56 below;

Item 4. "Information on Sanpaolo IMI—C. Business Overview" on page 59 below;

Item 5. "Operating and Financial Review and Prospects" on page 93 below;

Item 8. "Financial Information—A. Consolidated Statements and Other Financial Information—B. Legal Proceedings" on page 174 below, including statements regarding the likely effect of matters discussed therein; and

Item 11. "Quantitative and Qualitative Disclosures about Market Risk" on page 194 below.

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

the Group's ability to successfully implement the 2006-2008 Plan (as defined below);

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

        Certain forward-looking statements involve statements about risks and uncertainties that could significantly affect expected results and are based upon assumptions of future events which may not prove to be accurate. In particular, this document includes forward-looking statements relating, but not limited, to the Group's potential exposures to various types of market risk. Certain of the market risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. See: Item 11. "Quantitative and Qualitative Disclosures about Market Risk" on page 194 below. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what actually occurs in the future. As a result, actual future gains and losses could differ materially from those that have been estimated and readers should not place undue reliance on such forward-looking statements, which speak only as of the date of this annual report. Sanpaolo IMI assumes no responsibility for updating such forward-looking statements.

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

        For instance, changes in general economic conditions, the performance of financial markets, interest rate levels and the policies of central banks may affect, positively or negatively, the Group's financial performance by affecting the demand for the Group's products and services, the credit quality of borrowers and counterparties, the interest rate margin realized by the Group between its lending and borrowing costs, and the value of the Group's investment and trading portfolios. Changes in laws and regulations and government policies may affect, positively or negatively, the Group's ability to provide certain products and services, and the cost of complying with such laws and regulations. In addition, the process of cross-border banking consolidation globally and particularly in Italy may lead to increasing competition from financially stronger rivals and may also raise the level on systemic concentration risk.

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

        The Group may also be subject to claims arising from the sale of certain securities and saving products. See: Item 8 "Financial Information—Legal Proceedings" on page 174 below.

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

        For a discussion of the Group's credit and market risks and its management of such risks, please see: Item 11. "Quantitative and Qualitative Disclosures about Market Risk" on page 194 below.

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

        For a discussion of the Group's operational risk and its management of such risk, please see: Item 11. "Quantitative and Qualitative Disclosures about Market Risk" on page 194 below.

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

        Competition is intense in all of the Group's primary business areas in Italy and the other countries in which the Group conducts its business, including other European countries and the United States. The Group derived approximately 89.3% of its net revenues in 2005 from Italy, a mature market where competitive pressures have increased and we believe will intensify. Downturns in the Italian economy could add to the competitive pressure, through, for example, increased price pressure and lower business volumes for Sanpaolo IMI and its competitors to try to capture. In addition, as a result of technological advances, the growth of e-commerce and the progressive liberalization of financial services in the European Union, we face increased competition for some of our products and services from non-bank competitors, such as mutual funds, pension funds and insurance companies. If the Group is unable to continue to respond to the competitive environment in Italy with attractive product and service offerings that are profitable for the Group, the Group may lose market share in important areas of its business or incur losses on some or all of its activities.

  The Group's insurance businesses are subject to inherent risks including claims.

        Future claims in the Group's life insurance business may be higher than expected as a result of changing trends in claims experience resulting from such factors as demographic developments, changes in mortality and other causes beyond the Group's control. These changes could adversely affect the profitability of the Group's insurance products and services. The Group intends to expand its insurance activities by the organic reorganization of its formerly separate businesses into Eurizon. This project has been initiated and is planned to be followed by the separate Italian stock market quotation of the company.

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

Consolidated Income Statement Data

        The following table shows consolidated data from our audited income statements for the periods indicated.

        As explained under "Presentation of Financial Information", the results at and for the year ended December 31, 2005 were prepared in accordance with EU GAAP. The comparable results at and for the year ended December 31, 2004 were also prepared in accordance with EU GAAP; however, as permitted by IFRS 1, these results excluded the application of IAS 32, IAS 39 and IFRS 4, for which the transition date was January 1, 2005, and Italian GAAP continued to apply to the recognition of results, assets and liabilities to which IAS 32, IAS 39 and IFRS 4 would otherwise have applied. In the table that follows, the line items for the year ended December 31, 2004 identified as "Italian GAAP" represents the line items on which IAS 32, IAS 39 and IFRS 4 had an impact that were prepared in accordance with Italian GAAP. All other line items were prepared in accordance with EU GAAP.

		Year ended December 31,
		2005	2004
		(in millions of €)
10.	Interest income and similar revenues	8,235
10. Italian GAAP	Interest income and similar revenues		7,196
20.	Interest expense and similar charges	(3,786)
20. Italian GAAP	Interest expense and similar charges		(3,534)
30.	Net interest income	4,449	3,662
40.	Commissions receivable	4,166
40. Italian GAAP	Commissions income		3,980
50.	Commissions payable	(758)
50. Italian GAAP	Commission expense		(764)
60.	Net commissions	3,408	3,216
70.	Dividends and other revenues	475
30. Italian GAAP	Dividends and other revenues		152
80.	Net dealing income	104
90.	Net results of hedging transactions	(4)
100.	Profit/(loss) on disposal or repurchase of	394
	a) loans	57
	b) available-for-sale investments	347
	c) held-to-maturity investments	—
	d) financial liabilities	(10)
110.	Net result of financial assets and liabilities recorded at fair value	219

60. Italian GAAP	Profit/(loss) in financial transactions		227
	Life assurance business—technical account gross of administrative expenses		10
	General insurance business—technical account gross of administrative expenses		(1,478)
120.	Net interest and other income	9,045	5,789
130.	Net adjustments for impairment of	(442)
	a) loans	(437)
	b) available-for-sale investments	(1)
	c) held-to-maturity investments	—
	d) other financial transactions	(4)
140. Italian GAAP	Provisions to the allowance for probable loan losses		(17)
120. Italian GAAP	Adjustments to loans and provisions for guarantees and commitments		(914)
130. Italian GAAP	Writebacks of adjustments to loans and provisions for guarantees and commitments		410
150. Italian GAAP	Adjustments to financial fixed assets		(106)
160. Italian GAAP	Writebacks of adjustments to financial fixed assets		124
140.	Net result of financial management activities	8,603	5,286
150.	Net premiums	3,599
160.	Balance of other income/charges arising on insurance management activities	(4,496)
170.	Net result of financial management and insurance management activities	7,706	5,286
180.	Administrative expenses	(4,353)	(4,346)
	a) personnel expenses(1)	(2,839)	(2,821)
	b) other administrative expenses(1)	(1,514)	(1,525)
190.	Net accruals to provision for risks and charges	(53)	(216)
200.	Net adjustments to tangible assets(1)	(239)	(242)
210.	Net adjustments to intangible assets	(198)	(230)
220.	Other operating income/charges	74	29
	Other net income from insurance business		1,838
230.	Operating costs	(4,769)	(3,167)
240.	Profit/(loss) from investments carried at equity	70
250.	Net fair value adjustment to tangible and intangible assets
170. Italian GAAP	Profit/(loss) from investments carried at equity		26
260.	Goodwill adjustments	(1)
270.	Profit/(loss) on disposal of investments	17
280.	Operating profit/(loss) before taxation	3,023	2,145
190. Italian GAAP	Other income		286
200. Italian GAAP	Other expense		(138)
230. Italian GAAP	Changes in reserve for general banking risks		(2)
290.	Taxes for the period	(948)
240. Italian GAAP	Income taxes		(754)
300.	Operating profit/(loss) after taxation	2,075	1,537
310.	Profit/(loss) on discontinued operations net of taxes	(35)	(35)
320.	Profit/(loss) for the period	2,040	1,502
330.	Profit/(loss) attributable to minority interests	(57)	(55)
340.	Parent Bank net profit/(loss)	1,983	1,447
	Net income per share	1.06	0.79
	Net diluted income per share	1.06	0.79

(1)
Includes amounts related to the insurance business.

Per Share Data

        The following table shows selected per Share and other data for the years indicated:

EU GAAP

	Year ended December 31,
	2005	2004
	(in €, except for number of shares)
Sanpaolo IMI Share price at year-end(1)	13.22	10.60
Dividend per Share at year-end(2)	0.57	0.47
Shareholders' equity per Shares outstanding at year-end(3)	7.22	6.62
Average number of Shares(4)(5)	1,474,881,099	1,446,634,694

U.S. GAAP

	Year ended December 31,
	2005	2004	2003	2002	2001
Basic earnings/loss per Share (in euro)(6)	0.85	0.31	0.41	0.68	0.41
Diluted earnings/loss per Share (in euro)(7)	0.85	0.30	0.41	0.68	0.41

(1)
Prices at closing of trading session. Source: Borsa Italiana (Italian Stock Exchange).

(2)
On June 1, 2002, 388,334,018 shares were converted into Azioni Privilegiate. Please see: Item 4. "A. History and Development of Sanpaolo IMI—The Merged Group" on page 57 below. The calculation of dividend per share at the end of 2002 includes the Azioni Privilegiate. Please see: Item 8. "B. Legal Proceedings—Dividends" on page 182 below, for the dividend per Share as of December, 31 2003, 2002 and 2001. The dividend per American Depositary Share (ADS) was U.S. $1.06 in 2005, U.S. $1.18 in 2004, U.S. $0.96 in 2003, U.S. $0.70 in 2002 and U.S. $1.06 in 2001.

(3)
Shares outstanding at year-end represent ordinary shares plus the Azioni Privilegiate minus treasury Shares at year-end.

(4)
The average has been calculated based on daily figures from January 1 to December 31 of each year.

(5)
Calculated on the average number of Shares, excluding the average number of Azioni Privilegiate (as defined above) and the average number of treasury Shares held by the Group.

(6)
Basic earnings represent net income after minority interests as a percentage of average number of Shares excluding the average number of Azioni Privilegiate and the average number of treasury Shares held by the Group.

(7)
Diluted earnings represent net income after minority interests as a percentage of average number of Shares excluding the average number of Azioni Privilegiate, the average number of treasury Shares held by the Group, plus the average number of Shares issuable on conversion of all potentially dilutive instruments into Shares.

Consolidated Balance Sheet and Other Data

        The following table shows selected consolidated balance sheet data and other data at the dates indicated. As explained in footnotes 1-3 following the table, the balance sheet data have been extracted from our audited consolidated balance sheet, which is presented in the Consolidated Financial Statements included in this annual report.

Consolidated Balance Sheet Data

EU GAAP

	At December 31,
	2005	2004
	(millions of €, except percentages)
Total assets	263,258	252,760
Net loans(1)	168,343	147,143
of which: securities	1,310	n.a.
Due to banks(2)	35,682	28,277
Marketable debt securities and subordinated debt(3)	53,066	54,941
Minority interests(4)	233	282
Capital	5,239	5,218
Other reserves	8,244	7,090
Shareholders' equity(5)	13,483	12,308
Consolidated Ratios
Profitability Ratios
Return on assets at year-end(6)	0.75%	0.57%
Return on shareholders' equity at year-end(7)	14.71%	11.76%
Capital Ratio
Shareholders' equity to total assets at year-end	5.12%	4.87%

(1)
Represents the sum of Item 60. "loans to banks" and Item 70. "Loans to customers". Net loans are total loans net of any write-offs and any allowance for probable loan losses (including, for performing loans, any allowance for general risks). The amount of net loans is the loan amount that appears on the audited consolidated balance sheet.

(2)
Represents Item 10. "Due to banks".

(3)
Represents the sum of Item 30. "Securities issued" and "Subordinated liabilities".

(4)
Represents Item 210. "Minority interest".

(5)
Represents the sum of Item 140 "Valuation reserves", Item 160. "Capital instruments", Item 170. "Reserves", Item 180. "Additional paid-in capital", Item 190. "Capital", Item 200. "Own shares" and Item 220 "Income/(loss) for the period".

(6)
Return on assets at year-end is net income after minority interests as a percentage of total assets at year-end.

(7)
Return on shareholders' equity at year-end represents net income after minority interests as a percentage of shareholders' equity at year-end.

n.a. means not available.

Selected U.S. GAAP Data

        The following table shows, at the dates or for the periods indicated, selected balance sheet and income statement data calculated in accordance with U.S. GAAP. See "Summary of significant differences between EU GAAP, IFRS as published by IASB and U.S. GAAP" on page F-214 below.

	At or for the year ended December 31,
	2005	2004	2003	2002	2001
	(millions of €)
Total assets	264,574	253,732	238,317	231,814	191,378
Capital stock	5,226	5,204	5,135	5,130	3,884
Shareholders' equity	16,824	15,876	15,557	14,934	11,607
Net interest income	4,120	3,867	3,758	3,070	2,666
Income before taxes and minority interests	2,310	1,038	996	(800)	790
Net income	1,592	559	750	(1,120)	571

Exchange Rates

        The following table shows, for the periods indicated, information regarding the Noon Buying Rate for the euro, expressed in U.S. dollars per euro.

Year ended December 31,	High	Low	Average(1)	At Period End
2002	1.0485	0.8594	0.9495	1.0485
2003	1.2597	1.0361	1.1411	1.2597
2004	1.3625	1.1801	1.2478	1.3538
2005	1.3476	1.1667	1.2400	1.1842
2006 (through June 12, 2006)	1.2953	1.1860	1.2378	1.2587

(1)
Average of the rates for the last business day of each month in the period.

        The following table shows the high and low exchange rates between the euro and the U.S. dollar, expressed in U.S. dollars per euro, during the last six months:

Month	High	Low
January 2006	1.2287	1.1980
February 2006	1.2100	1.1860
March 2006	1.2197	1.1886
April 2006	1.2624	1.2091
May 2006	1.2888	1.2607
June 2006 (through June 12, 2006)	1.2953	1.2587

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

B.    Selected Statistical Information

        In the discussion that follows, we describe and discuss the assets and the liabilities related to the Group's banking activities. The financial information set forth in the following tables has been derived from the Consolidated Financial Statements and has been adjusted to exclude assets and liabilities related to the Group's insurance activities.

Assets

        The following tables set forth, at the dates indicated, the principal components of the assets related to our banking activities.

EU GAAP

	At December 31,
	2005		2004
	Amount	% of total assets	Amount	% of total assets
	(in millions of €, except percentages)
Loans and leases to non-credit institutions, net(1)(2)(3)	139,507	62.49%	123,201	57.78%
of which:
Short-term loans	42,228	18.92%	37,409	17.55%
Medium- and long-term loans	95,887	42.95%	84,645	39.70%
Non-performing loans	1,080	0.48%	1,147	0.54%
Debt securities	312	0.14%	n.a.	n.a.
Non-performing debt securities	0	0.00%	n.a.	n.a.
Interest-earning deposits and loans to credit institutions, net(1)	28,771	12.89%	23,942	11.23%
of which:
Reverse repurchase agreements	11,725	5.25%	12,576	5.90%
Dealing securities and investments	30,210	13.53%	29,340	13.76%
of which:
Debt securities	23,111	10.35%	26,314	12.34%
Equity and others	7,099	3.18%	3,026	1.42%
Other assets	24,748	11.09%	36,730	17.23%

Total assets	223,236	100.00%	213,213	100.00%

Italian GAAP

	At December 31, 2003
	Amount	% of total assets
	(in millions of €, except percentages)
Loans and leases to non-credit institutions, net(1)(2)(3)	124,599	61.51%
of which:
Short-term loans	42,815	21.13%
Medium- and long-term loans	80,613	39.79%
Non-performing loans	1,171	0.58%
Interest-earning deposits and loans to credit institutions, net(1)	22,278	11.00%
of which:
Reverse repurchase agreements	10,121	5.00%
Dealing securities and investments	25,258	12.47%
of which:
Investment securities	2,935	1.45%
Dealing securities	22,323	11.02%
Other assets	30,445	15.03%

Total assets	202,580	100.00%

(1)
Net loans are total loans net of any write-offs and any allowance for probable loan losses (including, for performing loans, any allowance for general risks). The amount of net loans is the amount that appears on the balance sheet.

(2)
Includes reverse repurchase agreements in the amounts of €2,302 million, €2,808 million and €1,694 million at December 31, 2005, 2004 and 2003, respectively.

(3)
Includes loans to SGA. SGA is the company established to recover non-performing loans of Banco di Napoli. Loans to SGA amounted to €595 million, €814 million and €1,013 million at December 31, 2005, 2004 and 2003, respectively. See Part B, Section 7 of the Consolidated Financial Statements at page F-44 below.

n.a. means not available.

  Loans and Leases to Non-credit Institutions

        Our net loans and leases to non-credit institutions, which we also refer to as our loans to customers, totaled €139.5 billion at December 31, 2005, an increase of €16.3 billion, or 13.2%, from €123.2 billion at December 31, 2004. Medium—and long-term loans increased by €11.3 billion, or 13.3%, to €95.9 billion at December 31, 2005 from €84.6 billion at December 31, 2004, while short-term loans increased by €4.8 billion, or 12.8%, to €42.2 billion at December 31, 2005 from €37.4 billion at December 31, 2004. The increase in our loans to customers, and in particular the increased proportion of our loans to customers represented by medium- and long-term loans, reflected a continued trend on the part of our customers to lengthening the maturity profile of their bank debt. This trend was somewhat attenuated compared to previous years, however, as interest rates remained relatively favorable for short-term debt and the selective recovery in the performance of long-term investments reduced some borrowers' need to finance their working capital with bank debt.

        Breaking down our net loans to customers by counterparty, loans to households increased by €4.1 billion, or 14.7%, to €32.1 billion at December 31, 2005 from €28.0 billion at December 31, 2004; and loans to non-bank financial institutions increased by €1.5 billion, or 13%, to €12.9 billion at December 31, 2005 from €11.4 billion at December 31, 2004. Loans to non-financial businesses increased by €10.7 billion, or 15.3%, to €81.03 billion at December 31, 2005 from €70.3 billion at December 31, 2004. Loans to governments and other public entities remained effectively stable, amounting to €13.56 billion at December 31, 2005 compared to €13.57 billion at December 31, 2004. See also "Item 3.B.—Loan Portfolio—Loans by Category of Borrower" at page 20 below.

        As of the end of December 2005, our market share in the domestic market was equal to 10.1% for total loans, a 0.1% increase compared to the end of 2004. The domestic market share in medium-/long-term loans to households and non-financial resident companies was 9.5% and that in short term loans was 8.8% (source: Bank of Italy).

  Interest-earning Deposits and Loans to Credit Institutions

        Interest-earning deposits, otherwise known as interbank deposits, and loans to credit institutions increased by €4.8 billion, or 20.2%, to €28.8 billion at December 31, 2005 from €23.9 billion at December 31, 2004. Of these totals, financings in the form of reverse repurchase agreements decreased by €0.9 billion, or 6.8%, to €11.7 billion at December 31, 2005 compared to €12.6 billion at December 31, 2004. For a discussion of the net effect of our lending to credit institutions and our funding from credit institutions, see "Item 3.B.—Liabilities and Funding Sources" on page 50 below and Item 5. "Operating and Financial Review and Prospects" on page 93 below.

  Securities portfolio

        At December 31, 2005, the book value of our securities portfolio totaled €30.2 billion, an increase of €0.9 billion, or 3.0%, from €29.3 billion at December 31, 2004. This increase was due to a €4.1 billion increase in our holdings of equities and similar securities, partially offset by a €3.2 billion decrease in debt securities.

        The securities portfolio of the Parent Bank, held for treasury requirements and investment purposes, amounted to €8.3 billion at December 31, 2005. Of the Parent Bank's securities portfolio, at year-end 2005, 59% of the amount consisted of EU member state government bonds, 35% consisted of securities issued by banks, other financial institutions and international organizations, and 4% consisted of corporate debt.

        The securities portfolio of Banca IMI, as of 31 December 2005, amounted to €11.7 billion, in line with the €11.9 billion held at the end of 2004; of the former amount, 73.8% consisted of debt securities, 25.6% of shares in OICR funds and the remaining 0.6% of equity of securities. Short positions in securities amounted to €2.31 billion a decrease of 5.7% compared to the value as of 31 December 2004 (€2.45 billion).

Average Balances and Interest Rates

        For information about the average balances and average yields of our interest-earning assets and the average balances and average costs of our interest-bearing liabilities, please see Item 5. "Operating and Financial Review and Prospects" on page 93 below.

Change in Net Interest Income—Volume and Rate Analysis

        For information about the allocation of changes in net interest income to changes in average volume, changes in average rate and changes in both volume and rate by category of our interest-earning assets and our interest-bearing liabilities, please see Item 5. "Operating and Financial Review and Prospects" on page 93 below.

Net Interest Margin and Interest Spread

        For information about our net interest margin and interest spread, please see Item 5. "Operating and Financial Review and Prospects" on page 93 below.

Loan Portfolio

        The Group's loan portfolio consists of loans and leases to non-credit institutions (which is the largest component of our loan portfolio), interbank deposits and loans to credit institutions, financings in the form of reverse repurchase agreements, and debt securities with fixed or determinable payments which are not listed on active markets and have not been classified as available for sale, held for trading or designated at fair value. In this section, we present a variety of information about the Group's loan portfolio, including the distribution of our loans by categories different from those shown on our average or year-end balance sheet, such as loans by type of facility, loans by category of borrower, domestic and international loans by category of borrower, and loans by geographic area.

        For purposes of our average and year-end balance sheet, as well as for purposes of this section, loans are stated, when they are first recorded on the balance sheet, at their fair value modified by any direct transaction costs or income, if tangible and determinable. At subsequent dates, loans are stated at their amortized cost using the effective interest rate criterion. The value at which loans are carried in the Consolidated Financial Statements is regularly tested for impairment to establish if, owing to any losses in value, the loans may have to be stated at their expected recovery amount. Impairment testing further takes into account any guarantee and collateral securing a loan.

        Any adjustments to the value of loans shown in the Consolidated Financial Statements are calculated taking into account the extent to which loans have become impaired, whether the loans are assessed for impairment on an individual or collective basis. See "Item 3.B.—Risk Elements in the Loan Portfolio" on page 27 below and Part A.2, Section 4 of the Consolidated Financial Statements on page F-20 below.

        When it has been determined that a loan is impaired, the Group either writes off the loan, with the amount written off being charged directly to income, or makes a provision, which is charged to income through the allowance for probable loan losses. Provisions, whether specific or general, are made by entering a "value adjustment" to reduce the value of the asset shown on the balance sheet, on the basis of the aforementioned criteria. These provisions, however, may be reversed by means of write-backs recorded in a caption included in the income statement where all net value adjustments on loans are recorded, in the event that the reasons for the provisions cease to apply or the amounts recovered on the loans are higher than the provisions made for those loans.

        In this section, the term "net loans" refers to the amount of loans shown on the balance sheet. Net loans are net of any write-offs and any allowance for probable loan losses (including, for performing loans, any allowance for general risks; see Part A.2, Section 4 of the Consolidated Financial Statements on page F-20 below). The term "total loans" refers to loans net of any write-offs, but before any deduction for the allowance for probable loan losses. Total loans do not appear on the balance sheet, but are set forth under "Total loans to customers" and "Total loans to banks" in Part E, Section 1, Quantitative Information, of the Consolidated Financial Statements on page F-122 below.

  Loans by Type of Facility

        The following tables show, at the dates indicated, the distribution of the Group's net loans related to banking activities by type of facility.

	At December 31,
	2005		2004
EU GAAP Net loans(1)	Amount	% of net loans	Amount	% of net loans
	(millions of €, except percentages)
Installment loans	74,893	44.51%	67,672	45.99%
Other fixed-term loans	19,930	11.84%	17,142	11.65%
Loans to banks(2)	16,048	9.54%	11,356	7.72%
Current account overdrafts	17,311	10.29%	16,199	11.01%
Reverse repurchase agreements(3)	14,027	8.34%	15,384	10.46%
Advances with recourse	5,334	3.17%	2,288	1.55%
Import-export loans	3,201	1.90%	2,922	1.99%
Finance leases	6,607	3.93%	5,370	3.65%
Personal loans	4,748	2.82%	3,837	2.61%
Discounted notes	0	0%	749	0.51%
Factoring loans	1,449	0.86%	2,916	1.98%
Subordinated loans(3)	0	0%	161	0.11%
Non-performing loans(4)	1,080	0.64%	1,147	0.78%
Debt securities	1,310	0.78%	n.a.	n.a.
Other	2,340	1.39%	n.a.	n.a.

Total net loans(3)	168,278	100.00%	147,143	100.00%

	At December 31,
	2003		2002		2001
Italian GAAP Net loans(1)	Amount	% of net loans	Amount	% of net loans	Amount	% of net loans
	(millions of €, except percentages)
Installment loans	64,642	44.01%	59,651	40.11%	45,760	38.6%
Other fixed-term loans	22,791	15.52%	28,024	18.85%	25,509	21.5%
Loans to banks(2)	12,147	8.27%	10,326	6.94%	14,800	12.5%
Current account overdrafts	17,492	11.91%	17,574	11.82%	10,581	8.9%
Reverse repurchase agreements(3)	11,815	8.04%	14,262	9.59%	10,482	8.8%
Advances with recourse	2,557	1.74%	3,484	2.34%	2,781	2.3%
Import-export loans	3,111	2.12%	3,090	2.08%	2,465	2.1%
Finance leases	4,594	3.13%	4,266	2.87%	2,253	1.9%
Personal loans	3,433	2.34%	3,782	2.54%	1,250	1.1%
Discounted notes	943	0.64%	1,067	0.72%	968	0.8%
Factoring loans	2,105	1.43%	1,717	1.15%	798	0.7%
Subordinated loans(3)	76	0.05%	123	0.08%	49	0.0%
Non-performing loans(4)	1,171	0.80%	1,335	0.90%	931	0.8%

Total net loans	146,877	100.00%	148,701	100.00%	118,627	100.00%

(1)
Net loans are total loans net of any write-offs and any allowance for probable loan losses (including, for performing loans, any allowance for general risks). The amount of net loans is the loan amount that appears on the balance sheet.

(2)
Excludes reverse repurchase agreements with and subordinated loans to banks.

(3)
Includes such loans to banks.

(4)
Includes non-performing loans to banks. These numbers refer only to net loans and therefore differ from the figures for non-performing loans shown under "Item 3.B.—Risk Elements in the Loan Portfolio" on page 27 below in the table setting forth our classified loans on a total loan basis.

n.a. means not available.

  Remaining Maturities of Loans by Type of Facility

        The following table shows the maturities, based upon contract terms, of the Group's net loans related to banking activities by type of facility at December 31, 2005. To the extent loans are rolled over at maturity, they are treated as new loans for credit approval purposes and are included in the table below at their new maturities.

	At December 31, 2005
			Between one and five years
	Within one year				More than five years		Total
EU GAAP Net loans(1)
	Amount	% of total	Amount	% of total	Amount	% of total	Amount	% of total
	(millions of €, except percentages)
Installment loans	11,079	13.31%	30,795	67.56%	33,019	83.75%	74,893	44.51%
Other fixed-term loans	13,381	16.07%	3,636	7.98%	2,913	7.39%	19,930	11.84%
Loans to banks(2)	13,851	16.63%	1,446	3.17%	750	1.90%	16,047	9.54%
Current account overdrafts	16,477	19.79%	665	1.46%	169	0.43%	17,311	10.29%
Reverse repurchase agreements(3)	14,027	16.85%	—	0.00%	—	0.00%	14,027	8.34%
Advances with recourse	4,675	5.61%	659	1.45%	—	0.00%	5,334	3.17%
Import-export loans	3,111	3.74%	90	0.20%	—	0.00%	3,201	1.90%
Finance leases	1,533	1.84%	3,417	7.50%	1,657	4.20%	6,607	3.93%
Personal loans	1,709	2.05%	2,629	5.77%	410	1.04%	4,748	2.82%
Discounted notes	—	0.00%	—	0.00%	—	0.00%	—	0.00%
Factoring loans	695	0.83%	495	1.09%	259	0.66%	1,449	0.86%
Subordinated loans(3)	—	0.00%	—	0.00%	—	0.00%	—	0.00%
Non-performing loans(4)	—	0.00%	1,080	2.37%	—	0.00%	1,080	0.64%
Debt securities	771	0.93%	458	1.00%	82	0.21%	1,311	0.78%
Other	1,960	2.35%	212	0.47%	168	0.43%	2,340	1.39%

Total net loans	83,269	100.00%	45,582	100.00%	39,427	100.00%	168,278	100.00%

(1)
Net loans are total loans net of any write-offs and any allowance for probable loan losses (including, for performing loans, any allowance for general risks). The amount of net loans is the loan amount that appears on the balance sheet.

(2)
Excludes reverse repurchase agreements with and subordinated loans to banks.

(3)
Includes such loans to banks.

(4)
Includes non-performing loans to banks. For purposes of this table, all non-performing loans are included in the column "Between one and five years". These numbers refer only to net loans and therefore differ from the figures for non-performing loans shown under "Item 3.B.—Risk Elements in the Loan Portfolio" on page 27 below in the table setting forth our classified loans on a total loan basis.

        A brief description of the facility classifications reflected in the foregoing tables follows.

        Installment loans include mortgage loans to individuals and private entities, and loans to government and other public entities and to non-financial businesses.

        Mortgage loans consist primarily of (1) residential mortgages to individuals for private residences, (2) loans to co-operative institutions in the housing industry, and (3) commercial construction loans, all of which are secured by the underlying real property. Residential mortgages to individuals for private residences are typically repaid in monthly installments. Loans to co-operative institutions and small building companies in the housing industry and commercial construction loans secured by the underlying real property are usually repaid in six-month installments. Retail residential mortgages generally have a maximum loan-to-value ratio of 80% (as recommended by current Italian regulations) with maturities of up to 30 years, at fixed or floating rates of interest (or a combination of the two, at the customer's option). However, it is possible to have a maximum loan-to-value ratio of 100% with insurance guarantees. See Item 4. "Information on Sanpaolo IMI" on page 56 below.

        The process for recovering against collateral through the Italian legal system often consists of a series of judicial auctions, which successively reduce the ultimate potential recovery and which currently last an average of five and one-half years. Sanpaolo IMI's policy is generally to limit the value of each loan to 80% of the value of the premises. In the case of mortgages to individuals, of loans to co-operative institutions, small building companies in the housing industry, commercial or industrial construction loans and mortgage loans to finance renovation costs Sanpaolo IMI limits the amount of each loan up to 80% of capital expenditure. These limits are reduced if appropriate in light of credit analyses performed on each borrower. Sanpaolo IMI believes that the value of the collateral on its mortgage loans covers its exposure, and makes a provision or write-off whenever such coverage is no longer deemed to be sufficient.

        The other categories of installment loans—loans to governments and other public entities, and loans to non-financial businesses—are medium- and long-term loans, primarily at variable rates and primarily in euro. Loans to governments and other public entities are made almost exclusively by Sanpaolo IMI's subsidiary, Banca OPI S.p.A. ("Banca OPI"), with a particular concentration on financing investments and infrastructure projects. Loans to governments consist primarily of loans to the Italian government and, to a lesser extent, other governments (mostly OECD members). Loans to other public entities consist primarily of loans to Italian regional, provincial and municipal governments.

        Other fixed-term loans represent single, fixed-term extensions of credit, at fixed rates, with interest payable at reimbursement of the loan. These loans are generally extended in euro to counterparties in Italy with initial maturities of less than one year, and may be secured by collateral with a value commensurate with that of the loan. This type of facility is primarily extended to large corporates, small- and medium-sized enterprises, small businesses and, to a lesser extent, the Italian government and other public entities.

        Loans to banks include all types of loans to banking and credit institutions, with the exception of repurchase agreements and, to a lesser extent, subordinated loans. These loans consist almost exclusively of interbank time deposits with terms of less than one year, with the remainder being demand deposits. These facilities are unsecured.

        Current account overdrafts are facilities whereby Sanpaolo IMI agrees on a revocable basis to extend credit up to a specified limit through a current account of the borrower. The borrower may use this facility on a revolving basis, making periodic payments and further drawdowns. Although not generally the case, Sanpaolo IMI may require the current account overdraft to be secured. These facilities are at variable rates, with interest payments debited quarterly to the current account. They are extended almost exclusively in euro to companies (large corporates, small- and medium-sized enterprises, and small businesses) and households primarily in Italy and, to a lesser extent, other OECD countries.

        Reverse repurchase agreements are agreements whereby the customer sells securities to Sanpaolo IMI and agrees to repurchase from Sanpaolo IMI equivalent securities at an agreed price and on a stated date. The securities generally consist of Italian government or other high-grade securities. This type of financing is secured by virtue of Sanpaolo IMI having the property rights in the purchased securities. These reverse repurchase transactions are primarily in euro and generally with a duration of 120 days or less. Counterparties are primarily OECD banking and credit institutions and secondarily other financial institutions.

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

        Debt securities are securities with fixed or determinable payments, which are not listed on active markets and have not been classified from the day of acquisition as available for sale, held for trading or designated at fair value.

  Loans by Category of Borrower

        The following tables show, at the dates indicated, the distribution of the Group's net loans related to banking activities by category of borrower.

	At December 31,
	2005		2004
EU GAAP Net Loans(1)
	Amount	% of total	Amount	% of total
	(millions of €, except percentages)
Governments and other public entities(2)	13,557	8.06%	13,567	9.22%
Banks and credit institutions	28,771	17.10%	23,942	16.27%
Non-financial businesses	81,033	48.15%	70,276	47.76%
Non-bank financial institutions	12,850	7.64%	11,394	7.74%
Households and other	32,067	19.06%	27,964	19.00%

Total	168,278	100.00%	147,143	100.00%

	At December 31,
	2003		2002		2001
ITALIAN GAAP Net Loans(1)
	Amount	% of total	Amount	% of total	Amount	% of total
	(millions of €, except percentages)
Governments and other public entities(2)	13,826	9.41%	13,481	9.07%	12,535	10.57%
Banks and credit institutions	22,277	15.17%	22,000	14.79%	21,571	18.18%
Non-financial businesses	74,732	50.88%	73,680	49.55%	54,978	46.35%
Non-bank financial institutions	10,221	6.96%	13,985	9.40%	13,669	11.52%
Households and other	25,821	17.58%	25,555	17.19%	15,874	13.38%

Total	146,877	100.00%	148,701	100.00%	118,627	100.00%

(1)
Net loans are total loans net of any write-offs and any allowance for probable loan losses (including, for performing loans, any allowance for general risks). The amount of net loans is the loan amount that appears on the balance sheet.

(2)
Excludes loans to municipal companies made by Banca OPI (Public Authorities and Entities Business Sector), which are included in loans to non-financial businesses.

        For purposes of its loan and credit risk management policy, Sanpaolo IMI groups borrowers into five main categories: (i) governments and other public entities; (ii) banks and credit institutions; (iii) non-financial businesses; (iv) non-bank financial institutions; and (v) households and others. A brief description of these categories of borrowers follows. For a summary of Sanpaolo IMI's loan and credit risk management policy, see Item 11. "Quantitative and Qualitative Disclosures about Market Risk—Credit risk management policies" on page 195 below.

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

  Banks and Credit Institutions

        Borrowers in this category include Italian and foreign institutions that take deposits and extend credit. In the last few years, loans to banks and credit institutions have been made primarily to foreign institutions in the euro zone. The principal types of facility extended to this category of borrowers are interbank deposits and reverse repurchase agreements.

  Non-financial Businesses

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

        Extensions of credit to non-financial businesses are made in the form of installment loans, discounted notes, finance leases, other fixed-term loans, advances with recourse and factoring.

  Non-bank Financial Institutions

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

  Borrower Concentrations and Significant Risk Exposures

        At December 31, 2005, the Group's largest credit exposure to a single borrower represented 1.54% of the amount of our net loans, while the Group's aggregate credit exposure to its ten largest borrowers represented 9.77% of our net loans.

        Our largest exposure relates to loans made to the Italian government. Loans to the Italian government at December 31, 2005 totaled €2.6 billion, increasing to €13.6 billion if guarantees of governments provided to Sanpaolo IMI in respect of borrowers other than governmental entities are taken into account.

        At December 31, 2005, the Group had three "significant risk exposures", defined by the Bank of Italy as positions that exceeded 10% of consolidated shareholders' equity for supervisory purposes. These three "significant risk exposures" amounted to a total of €6.90 billion and related to major Italian groups in the oil and gas and transportation industries, and to a major U.S. conglomerate.

  Domestic and International Loans by Category of Borrower

        The following tables show, at the dates indicated, the distribution of the Group's net loans related to banking activities divided by domestic and international loans, based on the location of the borrower, broken down by loans to the public sector, banks and other private sector customers.

	At December 31,
	2005		2004
EU GAAP	Net loans(1)	% of Total	Net loans(1)	% of Total
	(millions of €, except percentages)
Domestic:
Governments and other public entities(2)	13,289	7.90%	13,296	9.04%
Banks and credit institutions	9,308	5.53%	7,602	5.17%
Domestic non-financial businesses:
Building and construction industry	8,001	4.75%	7,075	4.81%
Wholesale and retail	28,170	16.74%	25,876	17.59%
Manufacturing	24,200	14.38%	23,276	15.82%
Transportation	8,258	4.91%	5,409	3.68%
Agriculture	2,126	1.26%	2,000	1.36%
Communications(3)	2,670	1.59%	990	0.67%

Total domestic non-financial businesses	73,425	43.63%	64,626	43.92%

Non-bank financial institutions	8,246	4.90%	6,991	4.75%
Households and other	31,134	18.50%	27,505	18.69%

Total domestic	135,402	80.46%	120,020	81.57%

International:
Governments and other public entities	268	0.16%	272	0.18%
Banks and credit institutions	19,463	11.57%	16,339	11.10%
International non-financial businesses:
Building and construction industry	551	0.33%	n.a.	n.a.
Wholesale and retail	1,464	0.87%	n.a.	n.a.
Manufacturing	4,753	2.82%	n.a.	n.a.
Transportation	323	0.19%	n.a.	n.a.
Agriculture	51	0.03%	n.a.	n.a.
Communications(3)	466	0.28%	n.a.	n.a.

Total international non-financial businesses	7,608	4.52%	5,650	3.84%

Non-bank financial institutions	4,604	2.74%	4,403	2.99%
Households and other	933	0.55%	459	0.31%

Total International	32,876	19.54%	27,123	18.43%

Total Domestic and International	168,278	100.00%	147,143	100.00%

(1)
Net loans are total loans net of any write-offs and any allowance for probable loan losses (including, for performing loans, any allowance for general risks). The amount of net loans is the loan amount that appears on the balance sheet.

(2)
Excludes loans by Banca OPI (Public Authorities and Entities sector) to municipal companies which are accounted for under loans to "Non-financial businesses."

(3)
Includes telecommunications.

n.a. means not available.

	At December 31,
	2003		2002		2001
ITALIAN GAAP	Net loans(1)	% of Total	Net loans(1)	% of Total	Net loans(1)	% of Total
	(millions of €, except percentages)
Domestic:
Building and construction industry	7,098	4.83%	6,558	4.41%	3,832	3.23%
Wholesale and retail	25,588	17.42%	21,802	14.66%	13,334	11.24%
Manufacturing	27,385	18.64%	28,306	19.04%	21,376	18.02%
Transportation	4,715	3.21%	4,790	3.22%	2,912	2.45%
Agriculture	2,106	1.43%	2,043	1.37%	1,264	1.07%
Communications(3)	1,729	1.18%	1,171	0.79%	1,308	1.10%

Total non-financial businesses	68,621	46.72%	64,670	43.49%	44,026	37.11%

Non-bank financial institutions	6,638	4.52%	9,916	6.67%	10,035	8.46%
Governments and other public entities(2)	13,432	9.15%	13,050	8.78%	11,948	10.07%
Banks and credit institutions	6,872	4.68%	5,130	3.45%	8,717	7.35%
Households and other	25,437	17.32%	24,171	16.25%	14,608	12.31%

Total domestic	121,000	82.38%	116,937	78.64%	89,334	75.31%

International:
Non-financial businesses	6,111	4.16%	9,010	6.06%	10,952	9.23%
Non-bank financial institutions	3,583	2.44%	4,069	2.74%	3,633	3.06%
Governments and other public entities	394	0.27%	431	0.29%	587	0.49%
Banks and credit institutions	15,405	10.49%	16,870	11.34%	12,855	10.84%
Households and other	384	0.26%	1,384	0.93%	1,266	1.07%

Total International	25,877	17.62%	31,764	21.36%	29,293	24.69%

Total Domestic and International	146,877	100.00%	148,701	100.00%	118,627	100.00%

(1)
Net loans are total loans net of any write-offs and any allowance for probable loan losses (including, for performing loans, any allowance for general risks). The amount of net loans is the loan amount that appears on the balance sheet.

(2)
Excludes loans by Banca OPI (Public Authorities and Entities sector) to municipal companies which are accounted for under loans to "Non-financial businesses."

(3)
Includes telecommunications.

  Interest Rate Sensitivity

        The following tables show, at the dates indicated, a breakdown between fixed rate and floating rate loans of the Group's domestic and international net loans (based on the location of the borrower) due after one year.

	At December 31, 2005
EU GAAP Net loans(1)
	Domestic	International	Total
	(millions of €)
Fixed rate	23,907	555	24,462
Floating rate	53,303	6,998	60,301

Total(2)	77,210	7,553	84,763

(1)
Net loans are total loans net of any write-offs and any allowance for probable loan losses (including, for performing loans, any allowance for general risks). The amount of net loans is the loan amount that appears on the balance sheet.

(2)
Excludes €246 million of non-interest-earning loans made by Gest Line.

  Foreign Country Outstandings

        For the years ended December 31, 2005, 2004 and 2003, foreign country outstandings are those outstandings (i) to residents outside of Italy in euros or in a currency different from the currency of the borrower and (ii) in the local currency of the borrower but not hedged or funded in such currency by a counterparty resident in the same country. Foreign country outstandings include outstandings in euro in countries (other than Italy) which have adopted the euro as their currency, and which have been funded, in euro, in a country different from the country in which the amounts are outstanding. The outstandings include net loans to customers and to banks, other advances, securities and other monetary assets, but exclude loans guaranteed by SACE (an Italian government agency which provides export credit insurance), and loans made to or guaranteed by supranational organizations.

        The following table shows, at the dates indicated, the aggregate amount of the Group's cross-border outstandings where outstandings in the borrower's country exceeded 1% of the Group's total assets. The geographic breakdown is based on the country of the borrower or guarantor of ultimate risk.

	At December 31,
	2005		2004		2003
Net loans and monetary assets	Amount	% of total assets	Amount	% of total assets	Amount	% of total assets
	(millions of €, except percentages)
United Kingdom	4,362	1.95%	3,831	1.80%	3,936	1.94%
Luxembourg(1)	3,435	1.54%	3,420	1.60%	2,532	1.25%
Spain(1)	3,241	1.45%	849	0.40%	455	0.22%

(1)
These are countries which have adopted the euro. The outstanding amounts have been funded in euro in Italy or in other countries which have adopted the euro.

        The following tables show, at the dates indicated, the total amount for each type of borrower and the aggregate amount of the Group's cross-border outstandings where outstandings in the borrower's country exceeded 0.75% of the Group's total assets. Undrawn lines of credit are disclosed to the extent that management considers them to be material. The geographic breakdown is based on the country of the borrower or the guarantor of ultimate risk.

	At December 31, 2005
Net loans and monetary assets	Governments(1)	Banks and other financial institutions(1)	Commercial, industrial and others(1)	Net local country claims(2)	Total	Guarantees and commitments(3)
	(millions of €)
United Kingdom	0	3,919	382	61	4,362	6,494
Luxembourg(4)	0	305	175	2,955	3,435	508
Spain(4)	0	0	19	3,222	3,241	932
France(4)	0	247	134	1,767	2,148	1,264
Belgium(4)	0	449	15	1,306	1,770	111

Total	0	4,920	725	9,311	14,956	9,309

	At December 31, 2004
Net loans and monetary assets	Governments(1)	Banks and other financial institutions(1)	Commercial, industrial and others(1)	Net local country claims(2)	Total	Guarantees and commitments(3)
	(millions of €)
United Kingdom	3	2,281	1,547	0	3,831	2,655
Luxembourg(4)	0	20	458	2,942	3,420	302
Spain(4)	0	186	3	660	849	174
France(4)	0	841	21	2,310	3,172	1,320
Belgium(4)	0	870	8	2,602	3,480	230

Total	3	4,198	2,037	8,514	14,752	4,681

	At December 31, 2003
Net loans and monetary assets	Governments(1)	Banks and other financial institutions(1)	Commercial, industrial and others(1)	Net local country claims(2)	Total	Guarantees and commitments(3)
	(millions of €)
United Kingdom	0	3,070	695	171	3,936	2,295
Luxembourg(4)	0	243	42	2,247	2,532	530
Spain(4)	0	2	3	449	454	357
France(4)	0	226	34	4,339	4,599	1,805
Belgium(4)	0	79	17	1,529	1,625	75

Total	0	3,620	791	8,735	13,146	5,062

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

  Loans to Iran

        We participate in syndicated credit facilities to Iranian banks and issue letters of credit to our clients for the purchase of goods in Iran. Iran is designated by the U.S. Department of State as a state that sponsors terrorism.

  Participations in Syndicated Credit Facilities to Iranian Banks

        We participate in three syndicated credit facilities to Iranian banks. The purpose of these facilities, which were granted in the 1990s, was to finance the exports of three Italian companies to Iran. The facilities are fully guaranteed by the Republic of Iran and are insured, for amounts ranging between 90% and 95% of the facility amounts, by SACE, Servizi Assicurativi del Commercio Estero S.p.A. SACE is an export credit and investment insurance company owned by the Italian government. The portion of the facilities not covered by SACE's insurance is either wholly or partially secured by guarantees or collateral from another Italian bank or from the relevant Italian exporter.

        The details of the three facilities and our participations therein are as follows:

  •
  This facility comprises two tranches, one granted in March 1996 and one in April 2000, for a total of US$601 million or €509.4 million, of which our participation is US$43 million or €36.3 million (or 7.1% of the total amount of the facility), and expires in 2009. The facility relates to the construction of four steel mills in Iran by an Italian company which is a client of ours.

  •
  This facility was granted in October 1999 and comprises two tranches, one for €50 million and one for US$7.7 million or €6.5 million, for a total of €56.5 million, of which our participation is €7.9 million (or 14% of the total amount of the facility), and expires in 2012. This facility relates to the construction of a plant for the production of polypropylene in Iran by an Italian company which is a client of ours.

  •
  This facility was granted in December 1999 for a total of €304.5 million, of which our participation is €33.5 million (or 11% of the total amount of the facility), and expires in 2011.

    This facility relates to the sale of 12 gas turbines for electrical power generation to Iran by an Italian company which is a client of ours.

        Our aggregate gross and net (of SACE insurance and other Italian security) outstanding exposures on these facilities were, respectively, €60 million and €1.5 million at December 31, 2005, €64.6 million and €1.8 million at December 31, 2004, and €61.9 million and €1.1 million at December 31, 2003. Each of these loans is classified as performing.

  Letters of Credit for Iranian Payees

        We issue letters of credit at the request of our clients to enable them to, among other things, purchase goods in Italy or abroad. Pursuant to a letter of credit, we make a payment to a third party, on the basis of our client's credit, and then obtain repayment from our client. Our credit exposure under a letter of credit is to our client, not to the recipient of the payment. On April 12, 2005, we exchanged tested telex messages with the National Iranian Oil Company, or NIOC, and thus became accredited by NIOC for purposes of allowing NIOC to accept letters of credit issued by us as payment for purchases made by our clients. At December 31, 2005, 2004 and 2003 our outstanding exposures to letters of credit for Iranian payees were, respectively, €24 million, €3 million and €1 million.

  Guarantees

        We guarantee exposures to Iranian payees of our clients who have entered into business transactions with Iranian counterparties. At December 31, 2005, the aggregate amount of such guarantees was approximately €6.5 million.

  Risk Elements in the Loan Portfolio

        The Group analyzes the risk elements in its loan portfolio in accordance with EU GAAP, applicable Italian regulations (or other local regulations) and industry practice. The Group's loan classification policies and procedures differ in significant respects from those followed by banks in the United States.

  Loan Classifications

        The Group divides its loan portfolio into six broad categories:

  •
  in bonis, or performing loans;

  •
  restructured loans;

  •
  scaduti, or expired loans;

  •
  incagli, or problem loans;

  •
  sofferenze, or non-performing loans; and

  •
  unsecured loans exposed to country risk.

        All loans classified as anything other than in bonis and unsecured loans exposed to country risk are referred to, for purposes of this annual report, as "impaired loans". Potential problem loans are included among problem loans or expired loans.

        The six classifications above are currently used within the Sanpaolo IMI Group and the classified loans are reported in the Consolidated Financial Statements (see: Part B, Section 7 and Part E, Section 1.A on page F-44 and page F-122 of the Consolidated Financial Statements, respectively) in accordance with the classification criteria in effect as of the relevant date. The Group reports the amounts of loans falling within these classifications to the Bank of Italy in accordance with its regulations.

        Our loan portfolio is monitored on an ongoing basis both centrally and at branch or subsidiary level in order to identify potential problems as early as possible and to evaluate the prospects of recovery and estimated losses with respect to problem, expired and non-performing loans. See Item 11. "Quantitative and Qualitative Disclosures about Market Risk—Credit risk management policies" on page 195 below.

        Loans, including principal not yet due and principal and interest due but not yet collected, are stated at their net carrying amount, taking into account the financial condition of borrowers in difficulty and any debt servicing problems faced by individual industrial sectors or the country in which such borrowers are residents. For a description of how we determine the net carrying amount of our classified loans, please see Part A.2, Section 4 of the Consolidated Financial Statements at page F-20 below.

        Any adjustments to the value of loans shown in the Consolidated Financial Statements are calculated taking into account the extent to which loans have become impaired, whether they are assessed for impairment on an individual basis or on a collective basis, as described under "Part A.2, Section 4" of the Consolidated Financial Statements on page F-20 below.

        The following discussion and tables show, at the dates indicated, the Group's total classified loans related to banking activities by category of loan classification.

	At December 31,
EU GAAP Total loans(1)
	2005	2004
	(millions of €, except percentages)
Loans past due by more than 90 and less than 180 days (but still classificated as in bonis)(2)
Domestic	921	n.a.
International	2	n.a.

Total	923	n.a.

Loans past due by more than 180 days
Domestic	1,247	1,099
International	6	5

Total	1,253	1,104

Restructured loans
Domestic	107	n.a.
International	21	n.a.

Total	128	193

Problem loans (incagli)
Domestic	1,418	1,570
International	156	73

Total	1,574	1,643

Non-performing loans (sofferenze)
Domestic	4,240	4,483
International	84	130

Total	4,324	4,613

Total impaired loans(3)	7,279	7,553
As a percentage of total loans	4.20%	4.96%
Unsecured loans exposed to country risk	80	62

Total impaired loans, loans exposed to country risk and loans overdue by more than 90 days and less than 180 days	8,282	n.a.
As a percentage of total loans	4.78%	n.a.

(1)
Total loans are loans net of any write-offs but before any deduction for the allowance for probable loan losses.

(2)
We are unable to present loans past due by more than 90 days and less than 180 days at December 31, 2004. Prior to 2005, there was no Bank of Italy requirement to classify loans as being overdue by more than 90 days, by more than 90 days and less than 180 days, or by more than 180 days. Consequently, prior to 2005, we classified loans as overdue by more than 90 days solely for internal purposes and for purposes of our annual reports on Form 20-F based on internally developed procedures which recorded only installment loans overdue by more than 90 days. In 2005, the Bank of Italy introduced requirements in its instructions for the preparation of financial statements to classify loans past due by more than 180 days and in its supervisory instructions to classify loans past due by more than 90 days and less than 180 days. As a result, we developed and implemented new procedures allowing us to record and classify all loans that fall into these two categories at December 31, 2005. In addition, to comply with Bank of Italy requirements, we have reconstructed the amount of loans classified as past due by more than 180 days at December 31, 2004. The loans past due by more 90 days and less than 180 days are not classified as impaired loans according to the Bank of Italy rules.

(3)
Consists of loans past due by more than 180 days, restructured loans, problem loans and non-performing loans.

n.a. means not available.

	At December 31,
ITALIAN GAAP Total loans(1)
	2003	2002	2001
	(millions of €, except percentages)
Loans past due by more than 90 days (but still classified as in bonis)(2)
Domestic	876	837	581
—Outstanding principal(3)	759	718	497
—Unpaid installments(4)	117	119	84
International	8	2	9
—Outstanding principal(3)	8		8
—Unpaid installments(4)	—	2	1

Total	884	839	590

Doubtful loans:
Restructured loans and loans in course of restructuring
Domestic	195	295	182
International	22	8	5

Total	217	303	187

Problem loans (incagli)
Domestic	1,691	1,644	987
International	131	123	103

Total	1,822	1,767	1,090

Non-performing loans (sofferenze)
Domestic	4,203	3,856	2,730
International	167	449	350

Total	4,370	4,305	3,080

Unsecured loans exposed to country risk	70	149	120

Total doubtful loans	6,479	6,524	4,477
As a percentage of total loans	4.3%	4.3%	3.7%
Total loans overdue by more than 90 days and doubtful loans	7,363	7,363	5,067
As a percentage of total loans	4.9%	4.8%	4.2%

(1)
Total loans are loans net of any write-offs but before any deduction for the allowance for probable loan losses.

(2)
Installment loans only.

(3)
Outstanding principal consists of installments of principal (but not interest) which have not yet come due.

(4)
Unpaid installments consist of installments of principal and interest (including default interest) which have come due but have not been paid.

        The quality of our loan portfolio remained substantially stable at December 31, 2005 compared to December 31, 2004. Total impaired loans decreased by €274 million, or 3.6%, to €7,279 million at December 31, 2005 from €7,553 million at December 31, 2004, and our impaired loan ratio decreased to 4.20% from 4.96% at the same dates. This decrease was due to the securitization and sale, on a non-recourse basis, of €278 million of non-performing loans, none of which exceeded €50,000 in net book value. We also experienced decreases of €65 million and €69 million in restructured loans and problem loans, respectively, reflecting an overall improvement in the credit environment in Italy generally. This trend was offset by an increase of €149 million, or 13.5%, in our loans past due by more than 180 days, which was in line with the overall growth of our loan portfolio, as such loans as a percentage of our total loan portfolio remained stable at 0.72% from December 31, 2004 to December 31, 2005. The amount of loans past due by more than 90 days at December 31, 2005, reconstructed with the internally developed procedures we applied before 2005 in the absence of specific Bank of Italy requirements, shows an increase of 19% consistent with the inrease in loans past by more than 180 days at December 31, 2005, calculated in accordance with the newly enacted Bank of Italy requirements.

        The following is a description of the loan classifications and criteria for determining whether a loan should be classified in the relevant category applied by the banking networks of Sanpaolo IMI, Cassa di Risparmio di Padova e Rovigo, Cassa di Risparmio in Bologna, Cassa di Venezia, Friulcassa, Banca Popolare dell'Adriatico, Sanpaolo Banco di Napoli, Neos Banca, Farbanca, Sanpaolo IMI-International, Sanpaolo IMI Bank Ireland and Sanpaolo IMI Internazionale, Banca IMI, Banca OPI, Fin. OPI, Sanpaolo IMI Private Equity, Sanpaolo Leasint, IMI Investimenti, GEST Line (collectively, the "Banking Activities and Entities Network"). The Banking Activities and Entities Network account for, in the aggregate, up to 94% of total Group loans. The loans attributable to Group companies other than the Banking Activities and Entities Network are classified, taking into consideration their respective Business Area (as described in Item 4. "Information on Sanpaolo IMI—C. Business Overview" on page 59 below) and jurisdiction of incorporation, pursuant to standards comparable to those applied by the Banking Activities and Entities Network.

  In bonis, or Performing Loans

        These loans include loans past due by more than 90 days and less than 180 days which are not otherwise classified. In accordance with the Bank of Italy definition, a loan whose principal and/or interest are past due between 90 and 180 days may, in the absence of other factors, be considered as performing or "in bonis". This is because the historical trend of collections in Italy shows that loans that are past due between 90 and 180 days generally recover their current payment status. Since these loans are past due and therefore would be considered to be impaired for accounting purposes a loan loss provision is assessed on loans which are past due by between 90 and 180 days by looking at the historical losses that arise from these group of loans and adjusting the loss factors for current conditions. Under these circumstances, the loan is still in bonis, but it generates default interest. The Banking Activities and Entities Network makes a specific provision for the entire amount of such default interest, regardless of the possibility of the default interest being paid.

        The Banking Activities and Entities Network classifies loans past due by more than 90 days and less than 180 days as in bonis if:

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

        If a loan that is overdue by more than 90 days and less than 180 days fails to satisfy one or more of the above criteria, it will be classified among the incagli or the sofferenze, as the case may be.

  Restructured Loans

        Under the Bank of Italy guidelines, as implemented by the Banking Activities and Entities Network, the Banking Activities and Entities Network classifies a loan as restructured when a syndicate of banks (or a single bank) agrees to a delay in payment of the loan or re-negotiates the loan at below market rates.

  Expired Loans

        Under the Bank of Italy guidelines, as implemented by the Banking Activities and Entities Network, the Banking Activities and Entities Network classifies a loan as expired (scaduti) if it is not classified as a restructured loan and is overdue by more than 180 days. The assessment for impairment is made on a historical statistical basis.

  Problem Loans

        Under the Bank of Italy guidelines, as implemented by the Banking Activities and Entities Network's policies, the Banking Activities and Entities Network classifies a loan as a problem loan (incagli) when the borrower is experiencing financial difficulties that are likely to be temporary and which can be resolved within a reasonable time. A "reasonable time" is generally defined as a maximum of 12 months unless the applicable bank of the Banking Activities and Entities Network has agreed with the borrower on a rescheduling of payments and the borrower is making payments in accordance with that schedule. A current account overdraft may be classified as a problem loan if the borrower has exceeded the established credit limit for a period of time that would suggest that the borrower is experiencing financial difficulties.

        Installment loans are classified as problem loans based on a variety of criteria, including as a result of a borrower's non-installment loan being classified as a problem loan; conversely, a non-installment loan may be classified as a problem loan, among other reasons, as a result of a borrower's installment loan being classified as a problem loan.

        In addition, the Banking Activities and Entities Network's policy has been to classify installment loans, whether amortizing or not, as problem loans when both (i) a borrower fails to pay a specified number of installments when due and (ii) the amount of the overdue payments, net of default interest, is equal to or above 20% of the exposure of the applicable bank of the Banking Activities and Entities Network to the borrower (net of default interest).

        The number of missed installments that will cause a loan to be treated as a problem loan depends upon the number of installments required contractually and the term of the loan, as follows:

Installment period	Term of 36 months or less	Term of over 36 months
Monthly	5	7
Quarterly	3	5
Semi-annually	2	3
Annually	6 months after 1	6 months after 1

  Non-performing Loans

        Under the Bank of Italy regulations, as implemented by the Banking Activities and Entities Network's policies, the Banking Activities and Entities Network classifies a loan as non-performing (sofferenze):

  •
  when the borrower is subject to insolvency proceedings;

  •
  once Sanpaolo IMI or any other creditor initiates legal proceedings in respect of the debt of that borrower; or

  •
  if the borrower is experiencing serious financial difficulties that are not likely to be temporary, even if Sanpaolo IMI has not yet initiated legal proceedings.

        In addition, the Banking Activities and Entities Network's policy, which is derived from the Bank of Italy regulations (see Item 4. "Information on Sanpaolo IMI—C. Business Overview—Italian Banking Regulations" on page 79 below), has been to classify all loans with periodic payments, whether amortizing or not, as non-performing when both (i) a borrower fails to pay a specified number of installments when due and (ii) the amount of the overdue payments, net of default interest, is equal to or above 20% of Sanpaolo IMI's exposure to the borrower (net of default interest).

        The number of missed installments that will cause a loan to be treated as non-performing depends upon the number of installments required contractually and the term of the loan, as follows:

Installment period	Term of 36 months or less	Term of over 36 months
Monthly	8(1)	10(2)
Quarterly	5	7
Semi-annually	3	4
Annually	6 months after 2	6 months after 2

(1)
12 monthly installments in the case of Finemiro Banca and Finemiro Finance because of their focus on consumer credit, leasing and factoring.

(2)
14 monthly installments in the case of Finemiro Banca and Finemiro Finance because of their focus on consumer credit, leasing and factoring.

        The following tables show, at the dates indicated, the amount of our non-performing loans by customer group and economic sector and as a percentage of total non-performing loans.

	At December 31,
	2005		2004
EU GAAP Total Loans(1)	Amount	% of total non-performing loans	Amount	% of total non-performing loans
	(millions of €, except percentages)
Governments and other public entities	5	0.12%	3	0.1%
Banks and credit institutions	3	0.07%	3	0.1%
Domestic non-financial businesses:
Building and construction industry	668	15.45%	722	15.7%
Wholesale and retail	1,090	25.21%	1,162	25.2%
Manufacturing	960	22.20%	1,301	28.2%
Transportation	76	1.76%	83	1.8%
Agriculture	261	6.04%	272	5.9%
Communications	5	0.12%	5	0.1%
Total domestic non-financial businesses	3,060	70.77%	3,545	76.8%
Total foreign non-financial businesses	46	1.06%	84	1.8%

Total non-financial businesses	3,106	71.83%	3,629	78.7%

Non-bank financial institutions	105	2.43%	119	2.6%
Households and other	1,105	25.56%	859	18.6%

Total	4,324	100.00%	4,613	100.00%

	At December 31,
	2003		2002		2001
ITALIAN GAAP Total Loans(1)	Amount	% of total non-performing loans	Amount	% of total non-performing loans	Amount	% of total non-performing loans
	(millions of €, except percentages)
Governments and other public entities	9	0.2%	4	0.1%	8	0.3%
Banks and credit institutions	6	0.1%	10	0.2%	11	0.4%
Domestic non-financial businesses:
Building and construction industry	744	17.0%	786	18.3%	636	20.6%
Wholesale and retail	1,154	26.4%	1,147	26.6%	818	26.6%
Manufacturing	1,227	28.1%	815	18.9%	491	15.9%
Transportation	69	1.6%	55	1.3%	39	1.3%
Agriculture	258	5.9%	274	6.4%	206	6.7%
Communications	3	0.1%	1	0.0%	2	0.1%
Total domestic non-financial businesses	3,455	79.1%	3,078	71.5%	2,192	71.2%
Foreign non-financial businesses	115	2.6%	297	6.9%	267	8.7%

Total non-financial businesses	3,570	81.7%	3,375	78.4%	2,459	79.8%

Non-bank financial institutions	120	2.7%	151	3.5%	131	4.3%
Households and other	665	15.2%	765	17.8%	471	15.3%

Total	4,370	100.00%	4,305	100.00%	3,080	100.00%

(1)
Total loans are loans net of any write-offs but before any deduction for the allowance for probable loan losses (including, for performing loans, any allowance for general risks).

  Non-Accrual of Interest

        Problem loans.    Problem loans and expired loans are not classified as non-accrual loans. In accordance with Italian civil and tax law, upon enforcement of loan contracts, the Group is required to continue to accrue contractual interest on the non-overdue principal portion until such time as repayment of the entire amount outstanding on the loans is accelerated (i.e., until the loans are classified as non-performing). Such accrued but unpaid contractual interest is capitalized and included in the loan balances. The Group policy provides that allowances for probable losses on problem loans are based on the total loan value, which includes both principal and accrued but unpaid interest. On an aggregate basis, the allowance for probable losses on problem loans thus covers the total amount of interest capitalized as part of the total loan value of such loans. On an individual loan basis, the provision for the period does not necessarily match the related interest accrued in the year.

        The amount of unpaid contractual interest with respect to problem and non-performing installment loans included in income before the related provision was €49 million, €38 million, €56 million, €105 million and €69 million for the years ended December 31, 2005 through 2001, respectively. Sanpaolo IMI does not separately track the amount of unpaid contractual interest accrued with respect to problem non-installment loans because interest is generally capitalized and becomes part of the principal amount of such loans on a more frequent (i.e., quarterly) basis than is the case for problem installment loans.

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

        Payments of default interest are accounted for on a cash basis. The amount of default interest collected by Sanpaolo IMI in 2005 and 2004 was, respectively, €44 million and €41 million.

        Neither contractual interest nor default interest is calculated on loans to borrowers that have been declared bankrupt or are subject to bankruptcy proceedings. At December 31, 2005, approximately 63.9% of Sanpaolo IMI Group's total non-performing loans were to such borrowers.

  Non-performing loans

        Pursuant to the methodology used to calculate the writedowns of impaired exposures, the mere passage of time, and the fact that the expected repayment dates are, as a result, brought closer, implies an automatic reduction of the implicit financial charges previously deducted from the value of the loans. This effect is recorded in the financial statements under net adjustments/write-backs.

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

        Country risk is classified in seven categories by the Bank of Italy, focusing in particular on credit history, access to the international markets, ratios of debt to gross national product and to exports, debt service ratio and potential and actual extraordinary events for each country. At December 31, 2005, the Group's net exposure in all countries classified as presenting some risk by the Italian Banking Association was €64 million.

        Our total loan exposure to borrowers in countries at risk was €250 million at December 31, 2005, an increase of €39 million, or 18.5%, from €211 million at December 31, 2004. The result was primarily due to the increase of loans to the Cayman Islands, Brazil and Azerbaijan.

	At December 31, 2005
Loans exposed to country risk	Total book value	Book value (net of secured loans)	Total adjustments	Net loan value	Adjustment percentage (ABI/ Bank of Italy)	Adjustment percentage (Sanpaolo IMI)
	(millions of €, except percentages)
Argentina	26	3	3	0	60%	80%
Azerbaijan	50	16	5	11	30%	30%
Brazil	86	58	8	50	15%	15%
Cayman Islands	72	1	—	1	15%	—
Dominican Republic	10	—	—	—	30%	—
Lebanon	1	—	—	—	20%	—
Netherlands Antilles	1	—	—	—	25%	—
Serbia and Montenegro	1	—	—	—	20%	—
Uruguay	2	—	—	—	20%	—
Other	1	2	—	2

Total	250	80	16	64

	At December 31, 2004
Loans exposed to country risk	Total book value	Book value (net of secured loans)	Total adjustments	Net loan value	Adjustment percentage (ABI/ Bank of Italy)	Adjustment percentage (Sanpaolo IMI)
	(millions of €, except percentages)
Argentina	51	3	3	—	80%	80%
Azerbaijan	37	12	4	8	30%	30%
Brazil	51	30	6	24	20%	20%
Cayman Islands	18	—	—	—	15%	—
Costa Rica	1	1	—	1	30%	—
Dominican Republic	9	—	—	—	30%	—
Lebanon	11	—	—	—	15%	—
Pakistan	6	—	—	—	25%	—
Philippines	4	—	—	—	15%	—
Serbia and Montenegro	2	2	2	—	25%	100%
Trinidad-Tobago	4	4	1	3	30%	30%
Venezuela	13	8	1	7	15%	15%
Other	4	2	—	2

Total	211	62	17	45

	At December 31, 2003
Loans exposed to country risk	Total book value	Book value (net of secured loans)	Total adjustments	Net loan value	Adjustment percentage (ABI/ Bank of Italy)	Adjustment percentage (Sanpaolo IMI)
	(millions of €, except percentages)
Algeria	17	2	—	2	15%	15%
Angola	12	2	1	1	30%	30%
Argentina	73	4	3	1	60%	75%
Brazil	62	38	8	30	20%	20%
Costa Rica	2	2	—	2	30%	—
Lebanon	19	—	—	—	20%	—
Pakistan	12	—	—	—	25%	—
Peru	2	2	1	1	20%	20%
Philippines	9	2	—	2	15%	15%
Russia	261	5	1	4	15%	15%
Serbia and Montenegro	4	2	2	—	30%	100%
Venezuela	11	10	2	8	20%	20%
Other	15	1	—	1	—	—

Total	499	70	18	52

	At December 31, 2002
Loans exposed to country risk	Total book value	Book value (net of secured loans)	Total adjustments	Net loan value	Adjustment percentage (ABI/ Bank of Italy)	Adjustment percentage (Sanpaolo IMI)
	(millions of €, except percentages)
Algeria	8	4	1	3	15%	15%
Argentina	95	8	6	2	60%	75%
Brazil	75	40	12	28	30%	30%
Cameroon	2	2	2	—	30%	100%
Costa Rica	2	2	—	2	30%	—
Egypt	54	26	4	22	15%	15%
Iran(1)	60	1	—	1	15%	15%
Lebanon	32	1	—	1	30%	30%
Morocco	70	15	2	13	15%	15%
Pakistan	32	—	—	—	30%	—
Philippines	11	1	—	1	15%	15%
Romania	33	28	6	22	15%	20%
Russia	363	1	—	1	20%	20%
Tunisia	8	6	—	6	15%	—
Venezuela	14	12	4	8	25%	25%
Yugoslavia	1	1	1	—	30%	100%
Other	43	1	1	—

Total	903	149	39	110

(1)
For a discussion of the Group's operations relating to Iran, see: Item 3.B. "Participations in Syndicated Credit Facilities to Iranian Banks" on page 26.

	At December 31, 2001
Loans exposed to country risk	Total book value	Book value (net of secured loans)	Total adjustments	Net loan value	Adjustment percentage (ABI/ Bank of Italy)	Adjustment percentage (Sanpaolo IMI)
	(millions of € except percentages)
Algeria	9	6	1	5	20%	20%
Argentina	78	6	5	1	40%	83%
Bermuda	30	—	—	—	20%	—
Brazil	128	66	16	50	25%	25%
Cameroon	2	2	2	—	60%	100%
Cayman	34	—	—	—	15%	—
Egypt	16	11	2	9	15%	15%
Indonesia	1	1	—	1	30%	30%
Iran(1)	59	—	—	—	20%	—
Lebanon	49	1	—	1	15%	15%
Morocco	95	7	1	6	15%	15%
Philippines	20	1	—	1	15%	15%
Russia	381	1	—	1	25%	25%
Venezuela	19	15	3	12	20%	20%
Yugoslavia	1	1	1	—	30%	100%
Other	104	2	—	2

Total	1,026	120	31	89

(1)
For a discussion of the Group's operations relating to Iran, see: Item 3.B. "Participations in Syndicated Credit Facilities to Iranian Banks" on page 26.

  Allowance for Probable Loan Losses and Write-offs

        Since we present net loans on the balance sheet, the allowance for probable loan losses is shown in a note to the balance sheet. Write-offs made directly to the carrying amount of loans are not separately noted, except for write-offs related to the current year. Guarantees and commitments (which are not considered as derivatives) are subject to valuation by the Group using the same criteria applicable to loans (taking into account IAS 39, IAS 18 and IAS 37) and, if necessary, a provision for probable losses is recorded in the income statement and the related allowance for probable losses is shown in the "other liabilities" line item.

        Loans are assessed for impairment on an individual basis or on a collective basis.

        The following loans are assessed for impairment on an individual basis:

  •
  restructured loans;

  •
  problem loans; and

  •
  non-performing loans.

        The following loans are assessed for impairment on a collective basis:

  •
  expired loans. The assessment is made on a historical statistical basis;

  •
  loans exposed to country risk. These loans are usually assessed on a lump-sum basis, taking each country separately, by applying provisioning percentages that are no lower than those specified by the Italian Banking Association. These loans do not include expired loans or loans listed above that are assessed for impairment on an individual basis; and

  •
  performing loans. General provisions for performing loans are calculated by applying a model developed on the basis of risk management methodologies used by banks in the Group to assess the credit impairment that it is believed to have occurred at the reference date ("incurred" as defined by IAS 39), the extent of which is not known at the time the assessment is made. The entire performing loan portfolio is assessed for impairment every three months on a collective basis.

        For a more detailed description of how we assess loans, guarantees and commitments for impairment, see Part A.2, Section 4 of the Consolidated Financial Statements at page F-20.

        The following table shows, for the years indicated, details of the changes in the Group's allowance for probable loan losses as it affected the balance sheet and statement of income.

	At and for the year ended December 31,
EU GAAP
	2005	2004
	(millions of €)
Opening balance(1)	5,131	4,941
Provisions	808	874
of which:
loans to banks	2	1
loans to customers	806	873
Write-offs charged directly to income	13	5

Total provisions and write-offs(2)	821	879

Writebacks(3):
Revaluations	(142)	(88)
Collections	(242)	(301)

Total writebacks	(384)	(389)

Net adjustments	437	490
Other charges:
Charge-offs(4)	(389)	(379)
Acquisitions and disposals	(241)	(64)
Default interest	163	167
Other(5)	(42)	52

Total other charges	(509)	(224)

Ending balance(1)	5,059	5,207

(1)
The ending balance at December 31, 2004 is different from the opening balance for the year ended December 31, 2005, because of the effects of the application of IAS 32 and 39.

(2)
Provisions are the total of additional provisions for loan losses charged to the income statement during the period for those loans where a higher allowance for loan losses was recognized at the end of the period. Write-offs charged directly to income reflect adjustments to loans charged directly to the income statement during the period. The amount of total provisions and write-offs is included in the total amount recorded in line item 130. a) "Impairment losses/write-backs to loans" of the audited income statement. A reconciliation of this line item is provided in Part C, Section 8 of the Consolidated Financial Statements on page F-104 below.

(3)
Revaluations of loans are the total of reversals of provisions credited to the income statement during the period for those loans where a lower allowance for loan losses was recognized at the end of the period, and the reinstatement of loans previously written off. Collections represent receipts of amounts in excess of amounts previously expected to be collected. Such amounts are recorded in line item 130. a) "Impairment losses/write-backs to loans" of the audited income statement. A reconciliation of this line item is provided in Part C, Section 8 of the Consolidated Financial Statements on page F-104 below.

(4)
Charge-offs represent write-offs of loans which are no longer expected to be collected, based on events occurring during the year.

(5)
Primarily represents foreign exchange differences.

	At and for the year ended December 31,
ITALIAN GAAP
	2003	2002	2001
	(millions of €)
Opening balance	4,636	3,271	3,666
Provisions and write-offs to loans(1):
Provisions	1,107	791	607
Write-offs charged directly to income	5	12	15

Total provisions and write-offs to loans	1,112	803	622
Writebacks to loans(2):
Revaluations of loans	(154)	(96)	(134)
Collections	(242)	(206)	(142)

Total writebacks to loans	(396)	(302)	(276)

Net adjustments to loans	716	501	346
Other charges:
Charge-offs(3)	(260)	(363)	(187)
Acquisitions and disposals	(307)	1,029	(698)
Gross-up to reflect default interest	157	184	143
Other(4)	(12)	14	1

Total other charges	(422)	864	(741)

Ending balance	4,930	4,636	3,271

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

2005

        The allowance for loan losses at December 31, 2005 was €5,059 million, a net decrease of €72 million, or 1.4%, from the opening balance for the year of €5,131 million as a result of the reduction of net adjustments and the increase of other charges, due to the non recourse sale of non performing loans.

        Total provisions and write-offs in 2005 were €821 million, a decrease of €58 million, or 6.6%, compared to €879 million in 2004. This decrease was primarily attributable to an overall improvement in the quality of our loan portfolio, while in 2004 we wrote-off certain major exposures.

        Total write-backs to loans in 2005 were €384 million, a decrease of €5 million, or 1.3%, compared to €389 million in 2004.

        Other charges in 2005 represented a net increase of €285 million in the allowance, primarily attributable to the increase of €177 million in disposal of non-performing loans and a positive foreign exchange difference of €94 million compared to a negative difference of €52 million in 2004.

        At December 31, 2005, the allowance for loan losses on loans exposed to country risk amounted to €16 million. The allowance for loan losses on loans exposed to country risk as a percentage of total loans exposed to country risk at December 31, 2005 decreased by €1 million compared to December 31, 2004. The decrease is due to decreases in exposures to Serbia and Montenegro, Trinidad-Tobago and Venezuela, partially offset by increases in the exposures to Brazil.

        Our non-performing loan coverage ratio, representing our loan loss allowance for non-performing loans as a percentage of our total non-performing loans, remained stable at 75.02% at December 31, 2005 compared to 75.11% at December 31, 2004.

2004

        The allowance for loan losses at December 31, 2004 was €5,207 million, a net increase of €266 million, or 5.4%, from €4,941 million at the beginning of the year. This represented a decrease in the rate of growth of the allowance compared to the prior period, both in absolute and percentage terms.

        Total provisions and write-offs to loans in 2004 were €879 million. The decrease compared to 2003 was primarily attributable to the fact that provisions in 2003 had been adversely affected by provisions relating to loans to Parmalat and Cirio. Of the €879 million of total provisions and adjustments to loans in 2004, €399 million related to non-performing loans, €217 million to problem loans, €61 million to restructured and loans in course of restructuring, €4 million to unsecured loans exposed to country risk and €198 million to performing loans.

        Total write-backs to loans in 2004 were €389 million. The net decrease compared to 2003 resulted from a decrease in revaluations of loans, which was partially offset by an increase in collections.

        Other charges in 2004 reduced the allowance by €224 million. The net decrease compared to 2003 was primarily attributable to a decrease in acquisitions and disposals, principally because there were no material changes in our scope of consolidation compared to 2003. This was partially offset by an increase in charge-offs compared to 2003.

        The allowance for probable loan losses includes an allowance for general risks on our performing loan portfolio with particular reference to large exposures to certain specific industrial sectors, including the automotive sector. At December 31, 2004, the amount of this allowance was €1,178 million, representing 0.98% of our performing loans (excluding loans to SGA), a coverage ratio unchanged from year-end 2003.

        At December 31, 2004, the allowance for loan losses on loans exposed to country risk remained stable at €17 million. The allowance for loan losses as a percentage of total loans exposed to country risk at December 31, 2004 increased by 1.7% compared to December 31, of 2003.

2003

        The allowance for loan losses at December 31, 2003 was €4.9 billion, 6.3% higher than the €4.6 billion at the end of 2002, primarily due to an allowance for net adjustments to loans of €716 million. This increase was attributable to an increase in total provisions and adjustments to loans, as a result of adverse economic trends and industry conditions. The effect of the increase in net adjustments to loans was partially offset by a decrease of €307 million for acquisitions and disposals, which included €179 million (€150 million in non-performing loans and €29 million in performing loans) relating to the deconsolidation of Banque Sanpaolo and its subsidiaries Sanpaolo Bail and Sanpaolo Mur, as well as Finconsumo Banca and its subsidiary FC Factor. For a summary of the main changes in the scope of consolidation in 2003, see: Item 5. "A. Results of Operations for the Three Years Ended December 31, 2004—Changes in the Scope of Consolidation" on page 97 below. Loans to the Parmalat group were classified as non-performing and, after a provision of €273 million, resulted in a charge-off of approximately €33 million, (corresponding to 90% of the Group's gross exposure to Parmalat). The loans to the Cirio group (gross exposure of €25 million) were also classified as non-performing and were fully provisioned.

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

  Allowance for Probable Loan Losses by Category of Borrower

        The following tables show, at the dates indicated, the distribution of the Group's allowance for probable loan losses by category of borrower using the Bank of Italy's borrower categories. The line item identified as "unallocated" refers to the amount of the allowance for loans assessed for impairment on a collective basis, namely, performing loans, expired loans and loans exposed to country risk.

	Allowance	% allowance(1)	% total loans(2)	Allowance	% allowance(1)	% total loans(2)
EU GAAP	2005			2004
	At December 31,
	(millions of €, except percentages)
Domestic:
Government and other public entities	11	0.22%	7.67%	6	0.12%	8.73%
Banks and credit institutions	2	0.04%	5.37%	2	0.04%	4.99%
Non-financial businesses:
Building and construction industry	563	11.13%	4.94%	590	11.33%	5.03%
Wholesale and retail	976	19.29%	16.81%	1,166	22.39%	17.75%
Manufacturing	884	17.47%	14.47%	1,155	22.18%	16.04%
Transportation	91	1.80%	4.82%	97	1.86%	3.61%
Agriculture	213	4.21%	1.35%	217	4.17%	1.46%
Communications	5	0.10%	1.54%	10	0.19%	0.66%

Total domestic non-financial businesses	2,732	54.00%	43.94%	3,235	62.13%	44.54%

Households and Other(3)	1,103	21.80%	23.36%	870	16.71%	23.21%
Unallocated(4)	1,015	20.06%	—	896	17.20%	—

Total Domestic	4,863	96.13%	80.92%	5,009	96.20%	82.07%

International:
Government and other public entities	3	0.06%	0.16%	n.a.	n.a.	n.a.
Banks and credit institutions	1	0.02%	11.23%	n.a.	n.a.	n.a.
Non-financial businesses	68	1.34%	4.43%	n.a.	n.a.	n.a.
Households and Other(3)	23	0.45%	3.27%	n.a.	n.a.	n.a.
Unallocated(4)	101	2.00%	—	—	—	—

Total International	196	3.87%	19.08%	198	3.80%	17.93%

Total	5,059	100.00%	100.00%	5,207	100.00%	100.00%

	At December 31,
	2003			2002			2001
ITALIAN GAAP	Allowance	% allowance(1)	% total loans(2)	Allowance	% allowance(1)	% total loans(2)	Allowance	% allowance(1)	% total loans(2)
	(millions of €, except percentages)
Domestic:
Building and construction industry	592	12.01%	5.12%	602	12.99%	4.72%	483	14.77%	3.57%
Wholesale and retail	972	19.72%	17.66%	944	20.36%	15.02%	683	20.88%	11.62%
Manufacturing	1,064	21.58%	18.97%	707	15.25%	19.10%	436	13.33%	18.19%
Transportation	71	1.44%	3.19%	55	1.19%	3.18%	35	1.07%	2.44%
Agriculture	207	4.20%	1.54%	208	4.49%	1.48%	159	4.86%	1.18%
Communications	11	0.22%	1.15%	2	0.04%	0.77%	1	0.03%	1.1%

Total domestic non- financial business	2,917	59.17%	47.63%	2,518	54.31%	44.27%	1,797	54.94%	38.10%

Government and other public entities	11	0.22%	8.88%	6	0.13%	8.52%	9	0.28%	9.81%
Banks and credit institutions	2	0.04%	4.53%	2	0.04%	3.35%	1	0.03%	7.15%
Households and Other	798	16.19%	21.75%	755	16.29%	22.84%	423	12.93%	20.60%

Total Domestic	3,728	75.62%	82.79%	3,281	70.77%	78.98%	2,230	68.17%	75.66%

Unallocated	978	19.84%	0.00%	948	20.45%	0.00%	699	21.37%	0.00%
International	224	4.54%	17.21%	407	8.78%	21.02%	342	10.46%	24.35%

Total	4,930	100.00%	100.00%	4,636	100.00%	100.00%	3,271	100.00%	100.00%

(1)
Allowance in category as percentage of total allowance.

(2)
Loans in category as percentage of total loans.

(3)
Consists of loans to households and other and to non-bank financial institutions.

(4)
At December 31, 2004, the amount of the allowance is for loans to both domestic and international borrowers.

n.a. means not available.

  Credit Quality

        The following tables show, at the dates indicated, certain credit quality ratios. For total impaired loans as a percentage of total loans, see: "Risk Elements in the Loan Portfolio, Loan Classifications" above.

	At December 31,
EU GAAP
	2005	2004
	(percentages)
Loan loss allowance for non-performing loans as percentage of total non-performing loans	75.02%	75.11%
Loan loss allowance for problem loans as percentage of total problem loans	31.77%	32.14%
Loan loss allowance for all loans as percentage of total loans	2.92%	3.42%
Non-performing loans as percentage of loans:
Total loans	2.49%	3.03%
Net loans	0.62%	0.75%
Problem loans as percentage of loans:
Total loans	0.91%	1.08%
Net loans	0.62%	0.73%

	At December 31,
ITALIAN GAAP
	2003	2002	2001
	(percentages)
Loan loss allowance for non-performing loans as percentage of total non-performing loans	73.20%	68.99%	69.77%
Loan loss allowance for problem loans as percentage of total problem loans	35.46%	31.98%	26.88%
Loan loss allowance for all loans as percentage of total loans	3.25%	3.02%	2.68%
Non-performing loans as percentage of loans:
Total loans	2.88%	2.81%	2.53%
Net loans	0.77%	0.87%	0.76%
Problem loans as percentage of loans:
Total loans	1.20%	1.15%	0.89%
Net loans	0.77%	0.78%	0.65%

        The following tables show, at the dates indicated, net adjustments to loans as a percentage of total loans.

	At December 31,
EU GAAP Total loans(1)
	2005	2004
	(millions of €, except percentages)
Total loans	173,337	152,350
Net adjustments to loans as a percentage of total loans	0.25%	0.32%

(1)
Total loans are loans net of any write-offs but before any deduction for the allowance for probable loan losses (including, for performing loans, any allowance for general risks). The amount of total loans does not appear on the balance sheet, but is set forth in Part E, Section 1.A "Credit Quality".

	At December 31,
ITALIAN GAAP Total loans(1)
	2003	2002	2001
	(millions of €, except percentages)
Total loans	151,807	153,337	121,898
Net adjustments to loans as a percentage of total loans	0.47%	0.33%	0.28%

(1)
Total loans are loans net of any write-offs but before any deduction for the allowance for probable loan losses (including, for performing loans, any allowance for general risks).

Securities Portfolio

        At December 31, 2005, securities held by the Group related to banking activities were carried on our consolidated balance sheet at a book value of €30.210 million, representing 13.5% of our total assets. The aggregate book value and the aggregate market value of securities held by the Group issued by the Italian government and Italian government agencies were €17,019 million and €17,017 million, respectively, at December 31, 2005, and €11,942 million and €12,134 million, respectively, at December 31, 2004. In our banking activities, we do not otherwise hold securities issued or guaranteed by any one entity or obligor, other than the Italian government, whose carrying value represents more than 10% of our consolidated shareholders' equity determined in accordance with EU GAAP. If the Gruop's insurance activities are taken into consideration, we also hold securities issued or guaranteed by the French government, whose carrying value represents more than 10% of consolidated shareholders' equity.

  Book and Fair Value

        The following tables show the book value and the fair value of the Group's securities related to banking activities by type and domicile of issuer at the dates indicated. For a discussion of how the Group values its securities, see Part A.3 and Part B, Appendix to Part B on page F-34 and page F-96 of the Consolidated Financial Statements, respectively.

	At December 31,
	2005		2004
EU GAAP	Book Value	Fair Value	Book Value	Fair Value
	(millions of €)
Domestic:
Government	17,019	17,017	11,942	12,134
Corporate and other securities	2,014	2,014	6,925	7,065
Equities and others	1,472	1,472	644	644

Total domestic	20,505	20,503	19,511	19,843

International:
Government	2,250	2,250	3,487	3,498
Corporate and other securities	1,828	1,828	3,960	3,978
Equities and others	5,627	5,627	2,382	2,383

Total international	9,705	9,705	9,829	9,859

Total Securities	30,210	30,208	29,340	29,702

	At December 31,
	2003
ITALIAN GAAP	Book Value	Fair Value
Domestic:
Government	12,519	12,583
Corporate and other securities	5,299	5,325
Equities and others(1)	1,210	1,210

Total domestic	19,028	19,118

International:
Government	1,319	1,322
Corporate and other securities	3,374	3,385
Equities and others(1)	1,537	1,542

Total international	6,230	6,249

Total securities	25,258	25,367

(1)
This line item excludes treasury Shares held by the Group at December 31, 2004 and 2003 with a book value of €54 million and €34 million, respectively, and a fair value of €54 million and €34 million, respectively.

  Remaining Maturities and Weighted Average Yield

        The following table shows the maturities and weighted average yield of the securities held by the Group related to banking activities by type and domicile of issuer at December 31, 2005. The yield on tax-exempt obligations has not been calculated on a tax-equivalent basis because the effect of such a calculation would not be material.

	At December 31, 2005
	Amount(1)
	Maturing within one year	Maturing between one year and five years	Maturing between five years and ten years	Maturing after ten years	Total amount
	(millions of €)
Domestic:
Government	5,415	6,563	4,734	307	17,019
Corporate and other securities	292	732	952	38	2,014
Equities and others	1,472	—	—	—	1,472

Total domestic	7,179	7,295	5,686	345	20,505

International:
Government	341	678	933	298	2,250
Corporate and other securities	792	605	368	63	1,828
Equities and others(2)	5,627	—	—	—	5,627

Total international	6,760	1,283	1,301	361	9,705

Total Securities	13,939	8,578	6,987	706	30,210

Total Securities (market value)	13,939	8,578	6,987	706	30,208

Weighted average yield(3)	2.68%	2.66%	2.94%	3.93%	2.79%

(1)
Based on book value unless otherwise indicated.

(2)
Not subject to maturity. Customarily classified as maturing within one year.

(3)
Based on book value as of December 31, 2005.

Liabilities and Funding Sources

        The following tables set forth, at the dates indicated, the principal components of our liabilities.

	At December 31,
	2005		2004
EU GAAP	Amount	% of total liabilities	Amount	% of total liabilities
	(millions of €, except percentages)
Deposits, short-term borrowings and medium- and long-term debt from non-credit institutions	94,430	42.30%	89,313	41.89%
Demand deposits:	74,562	33.40%	58,826	27.59%
interest-bearing	74,355	33.31%	n.a.	n.a.
non- interest-bearing	207	0.09%	n.a.	n.a.
Savings deposits	5,734	2.57%	14,410	6.76%
Repurchase agreements	10,545	4.72%	11,664	5.47%
Other(1)	3,589	1.61%	4,413	2.07%
Securities and subordinated liabilities	49,388	22.12%	54,287	25.46%
CDs	4,336	1.94%	2,904	1.36%
Bonds	32,414	14.52%	41,076	19.27%
Commercial paper	6,297	2.82%	3,352	1.57%
Subordinated liabilities	6,341	2.84%	6,955	3.26%
Short-term borrowings and medium- and long-term debt from credit institutions	35,831	16.05%	28,277	13.26%
Central banks	3,210	1.44%	3,078	1.44%
of which: Repurchase agreements	750	0.34%	551	0.26%
Other banks	32,621	14.61%	25,199	11.82%
Demand deposits:	4,853	2.17%	848	0.40%
interest-bearing	4,850	2.17%	n.a.	n.a.
non-interest-bearing	3	0.00%	n.a.	n.a.
Savings deposits	11,793	5.28%	7,155	3.36%
Repurchase agreements	6,078	2.72%	7,960	3.73%
Other	9,897	4.43%	9,236	4.33%

Total	179,649	80.47%	171,877	80.61%

Other liabilities	28,404	12.72%	28,745	13.48%
Minority interests	244	0.10%	282	0.13%
Shareholders' equity	14,959	6.70%	12,308	5.77%

Total liabilities and shareholders' equity	223,236	100.00%	213,212	100.00%

(1)
Represents primarily (i) short positions on securities as part of Banca IMI's securities trading activities and (ii) public funds we administer for the Italian government and regional public agencies.

	At December 31,
	2003
ITALIAN GAAP	Amount	% of total liabilities
	(in millions of €, except percentages)
Deposits, short-term borrowings and medium- and long-term debt from non-credit institutions	80,827	39.90%
Current accounts	53,968	26.64%
Savings accounts	14,405	7.11%
Repurchase agreements	10,073	4.97%
Other(1)	2,381	1.18%
Securities and subordinated liabilities	57,308	28.29%
CDs	7,149	3.53%
Bonds	39,979	19.73%
Commercial paper	3,766	1.86%
Subordinated liabilities	6,414	3.17%
Short-term borrowings and medium- and long-term debt from credit institutions	28,534	14.09%
Central banks	3,977	1.96%
of which: Repurchase agreements	1,704	0.84%
Other banks	24,557	12.12%
of which: Repurchase agreements	5,998	2.96%
Total	166,669	82.27%
Other liabilities	24,645	12.17%
Minority interests	271	0.13%
Shareholders' equity	10,995	5.43%

Total liabilities and shareholders' equity	202,580	100.00%

(1)
Represents primarily (i) short positions on securities as part of Banca IMI's securities dealing activities and (ii) public funds we administer for the Italian government and regional public agencies.

  Customer Deposits, Securities and Interbank Borrowings

        The principal components of our funding are customer deposits (current accounts, or demand deposits, and savings accounts); repurchase agreements; certificates of deposit ("CDs"); bonds; subordinated debt; and interbank funding. Domestic current and savings accounts are primarily interest-bearing accounts. CDs and bonds are issued both by Sanpaolo IMI, its international branches, Sanpaolo IMI Bank (International) and Banca IMI Group, and have maturities ranging from three months to 10 years. The Group's retail customers are the main source of our funding.

  Deposits and Other Funding from Non-credit Institutions

        Our deposits and other funding from non-credit institutions totaled €94.4 billion at December 31, 2005, an increase of €5.1 billion, or 5.7%, from €89.3 billion at December 31, 2004. This was primarily due to an increase of €15.7 billion, or 26.75%, in demand deposits to €74.6 billion at year-end 2005 from €58.8 billion at year-end 2004, reflecting the reallocation of customer funds towards greater liquidity. This reallocation was the primary reason for the decrease in savings deposits by €8.7 billion, or 60.4%, compared to year-end 2004.

  Securities and Subordinated Liabilities

        At December 31, 2005, our funding from securities and subordinated liabilities was €49.4 billion, a decrease of €4.9 billion, or 9.02%, from €54.3 billion at December 31, 2004. This was primarily due to a decrease of €8.7 billion, or 21.09%, in bonds due to the maturity of some bonds, partially offset by increases in commercial paper and CDs of €2.9 billion, or 87.86% and €1.4 billion, or 49.31%, respectively, from December 31, 2004. The increase in commercial paper and in CDs primarily reflected increased funding in foreign currencies by our foreign branches.

  Short-term Borrowings and Other Funding from Credit Institutions

        At December 31, 2005, our funding from credit institutions totaled €35.8 billion, an increase of €7.5 billion or 26.5%, compared to €28.3 billion at December 31, 2004, primarily due to increased funding from inter-bank demand and savings deposits. See "Item 5.A.2 Operating and Financial Review and Prospectus—Year Ended December 31, 2005 Compared with Year Ended December 31, 2004—Net Interest Income" on page 98 below.

  Domestic and International Deposits by Type of Deposit

        The following tables show, for the periods presented, the Group's domestic and international deposits, based on location of the branch taking the deposit, by type of deposit:

	For the year ended December 31,
	2005		2004
EU GAAP	Average Balance	Average Rate	Average Balance	Average Rate
	(millions of €, except percentages)
Domestic:
Non-interest-bearing demand deposits	241	—	163	—
Interest-bearing demand deposits	58,224	0.89%	54,683	0.82%
Savings deposits	16,023	1.43%	13,047	1.24%
Certificates of deposit	1,440	1.40%	2,230	1.43%
International:
Foreign demand deposits with governments and other public entities and with banks and credit institutions	2,724	2.41%	98	1.72%
Other foreign demand deposits	3,895	2.07%	2,146	1.34%
Other foreign savings deposits and certificates of deposit	1,221	2.57%	9,952	2.14%

	For the year ended December 31, 2003
ITALIAN GAAP	Average Balance	Average Rate
	(millions of €, except percentages)
Domestic:
Non-interest-bearing demand deposits	145	—
Interest-bearing demand deposits	55,998	0.96%
Savings deposits	17,510	1.50%
Certificates of deposit	3,457	1.97%
International:
Foreign demand deposits with governments and other public entities and with banks and credit institutions	131	2.25%
Other foreign demand deposits	2,194	2.23%
Other foreign savings deposits and certificates of deposits	13,955	2.24%

  Funding by Remaining Maturity

        As a financial institution, Sanpaolo IMI's sources of funding and certain off-balance-sheet transactions are the principal components of its obligations and future commitments to make future payments under contracts.

        The majority of our funding is short-term: demand and short-term funding (up to three months' maturity) together make up approximately 66% of our funding, while the balance is composed of fixed- and floating-rate funding, including subordinated debt.

        The following table sets forth, at the date indicated, the principal components of our sources of funding and off-balance-sheet transactions by remaining maturity.

	Remaining maturity at December 31, 2005
EU GAAP	On demand	Up to 3 months	Between 3 and 12 months	Between 1 and 5 years	Beyond 5 years	Unspecified	Total
	(millions of €)
Sources of funding
Due to customers	73,377	16,922	3,244	618	252	2	94,415
Due to banks	6,535	14,861	4,576	2,942	6,852	—	35,766
Securities issued	1,992	9,723	6,472	25,361	8,021	—	51,569
Financial liabilities held for trading	34	24	453	942	549	339	2,341
Financial liabilities at fair value	—	143	383	2,999	3	—	3,528

Total funding	81,938	41,673	15,128	32,862	15,677	341	187,619
Off-balance sheet transactions	50,832	162,497	107,463	87,663	486,946	300,262	1,195,663

  Subordinated Debt

        In the course of 2005, Sanpaolo IMI made substantial investments to develop its business. To ensure the maintenance of solvency ratios appropriate to our business, Sanpaolo IMI issued subordinated debt in a total amount of €6,081 million in 2005.

        The following table shows, at the dates indicated, our outstanding subordinated debt by currency and maturity.

EU GAAP Loans	Book value at 12/31/05	Amount at inception(*)	Interest rate		Issue date	Maturity date		Book value at 12/31/04
	(millions of €)	(millions)						(millions of €)
Preferred Securities in Euro	1,000	1,000	8.126%	(a)	11/10/2000	—	(b)	1,000
Total innovative capital instruments (Tier 1)	1,000	—	—		—	—		1,000
Subordinated loan in Euro	132	150	5.75%		09/15/1999	09/15/2009		136
Subordinated loan in Euro	200	200	floating		10/01/1999	10/01/2009		200
Notes in Euro	500	500	6.375%		04/06/2000	04/06/2010		500
Subordinated loan in Euro	6	20	1.00%		04/27/2001	04/27/2006		6
Subordinated loan in Euro	299	300	5.55%		07/31/2001	07/31/2008		299
Loan in Euro	1	1	floating		09/20/2001	09/20/2006
Subordinated loan in Euro	199	200	5.16%		10/02/2001	10/02/2008		199
Notes in Euro	500	500	floating		06/28/2002	06/28/2012		499
Subordinated loan in Euro	47	54	4.9%	(c)	07/15/2002	07/15/2012		48
Subordinated loan in Euro	127	147	4.32%	(d)	12/04/2002	12/04/2012		133
Notes in Euro	299	300	5.375%		12/13/2002	12/13/2012		300
Notes in Euro	350	350	3.75%	(e)	06/09/2003	06/09/2015		346

Notes in Euro	150	158	floating		07/01/2003	07/01/2013	150
Notes in Euro	62	75	floating		09/29/2003	09/29/2013	62
Notes In GBP	241	165	5.625%	(f)	03/18/2004	03/18/2024	234
Notes in Euro	700	700	floating		06/28/2004	06/28/2016	700
Subordinated loan in Euro	127	134	3.72%	(g)	08/03/2004	08/03/2014	132
Notes in Euro	500	500	3.75%	(h)	03/02/2005	03/02/2020	—
Notes in Euro	25	21	floating		06/10/2005	06/10/2015	—
Subordinated loan in Euro	16	20	2.90%	(i)	08/01/2005	08/01/2015	—
Total subordinated liabilities (Tier 2)	4,481	—	—		—	—
Notes in Euro	50	50	1.5%	(j)	06/26/2003	11/15/2007	50
Notes in Euro	550	550	floating		12/20/2005	01/07/2008	—

Total subordinated liabilities (Tier 3)	600	—	—		—	—

Total	6,081	—	—		—	—

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

(d)
Remuneration is paid on presentation of half-yearly coupons with a fixed rate of 2.16% for the first five years. Subsequently, a floating coupon will be paid.

(e)
Remuneration is paid on presentation of yearly coupons with a fixed rate of 3.75% for the first seven years. Subsequently, a floating coupon will be paid.

(f)
Remuneration is paid on presentation of yearly coupons with a fixed rate of 5.63% for the first fifteen years. Subsequently a floating coupon will be paid.

(g)
Remuneration is paid on presentation of yearly coupons with a fixed rate of 3.72% for the first five years. Subsequently a floating coupon will be paid.

(h)
Remuneration is paid on presentation of yearly coupons with a fixed rate of 3.75% for the first ten years. Subsequently a floating coupon will be paid.

(i)
Remuneration is paid on presentation of yearly coupons with a fixed rate of 2.90% for the first five years. Subsequently a floating coupon will be paid.

(j)
The first coupon is 1.44%.

(*)
Reported in original currency.

  Funding by Geographic Area

        The following table sets forth, at the date indicated, the principal sources of funding for the Group by geographical distribution.

	At December 31, 2005
EU GAAP	Italy	Other EU countries	United States	Asia	Rest of the world
	(millions of €)
Principal sources of funding
Due to customers	80,307	7,389	3,168	656	784
Due to banks	11,838	8,146	1,964	2,812	10,922
Securities issued	37,588	7,578	2,028	4,223	—
Financial liabilities held for trading	678	1,363	164	—	18
Financial liabilities at fair value	3,527	—	—	—	—

Total	133,938	24,476	7,324	7,691	11,724

  Funding by Sector

        The following table sets forth, at the date indicated, the principal sources of funding for the Group by economic sector.

	At December 31, 2005
EU GAAP Sector	Government and Central Banks	Other public entities	Financial Business	Banks	Insurance	Non-financial Business	Other
	(millions of €)
Due to customers	1,888	2,204	11,828	—	1,188	23,161	52,035
Securities issued	—	—	2,832	505	—	4,179	43,901
Financial liabilities held for trading	557	1,313	88	156	—	111	2
Financial liabilities at fair value	—	—	3	3,524	—	—	—

Total	2,445	3,517	14,751	4,185	1,188	27,451	95,938

  Short-Term Borrowings

        The following tables show, at the dates indicated, the Group's short-term borrowings by type of borrowing:

	At December 31, 2005
EU GAAP	Repurchase agreements	Commercial papers
	(millions of €, except percentages)
Amount outstanding at year-end	17,373	6,297
Weighted average interest rate of the amount outstanding at year-end	2.34%	3.82%
Maximum amount outstanding at month-end during the year	30,490	6,354
Average amount outstanding during the year	25,179	3,699
Weighted average interest rate during the year	2.08%	3.23%

	At December 31, 2004
EU GAAP	Repurchase agreements	Commercial papers
	(millions of €, except percentages)
Amount outstanding at year-end	20,207	3,352
Weighted average interest rate of the amount outstanding at year-end	2.19%	2.23%
Maximum amount outstanding at month-end during the year	29,540	3,848
Average amount outstanding during the year	22,762	2,787
Weighted average interest rate during the year	2.10%	1.65%

ITEM 4. INFORMATION ON SANPAOLO IMI

A.    History and Development of Sanpaolo IMI

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

        Sanpaolo IMI's registered office is located at Piazza San Carlo 156, Turin and its secondary offices are at Viale dell'Arte 25, Rome, and Via Farini 22, Bologna. Sanpaolo IMI can be contacted by telephone at +39-011 5551. Sanpaolo IMI's website is www.grupposanpaoloimi.com.

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

B.    Significant Developments During 2005

2006-2008 Business Plan

        On October 25, 2005 the Board of Directors of Sanpaolo IMI approved a new business plan (the "2006-2008 Business Plan"), which sets the economic targets for 2008 as well as the strategic guidelines for the next three years. The following financial measures used herein projected return on equity or RoE and cost/income ratio are projections and as such are neither envisaged nor derived from measures envisaged by IAS/IFRS. Such measures are, therefore, non-GAAP financial measures. Management believes that there are no meaningful comparable financial measures and that such non-GAAP financial measures provide meaningful information because it is on such measures that Sanpaolo IMI developed its strategies and such measures are commonly used by financial institutions and market practice.

        The financial objectives of the 2006-2008 Business Plan are based on a macroeconomic scenario which is not favorable but, nevertheless, we believe offers growth opportunities for banks in Europe and in Italy. The Group targets for 2008 may be summarized by a return on equity, (the conventional non-GAAP measure used by stock market analysts) or RoE, calculated as net profit on year-end on shareholders' equity less net profit which, calculated in accordance with IAS/IFRS, is forecasted to reach 18%. Simultaneous actions on revenues and costs are planned to improve the Group's cost/income ratio, which is targeted at 52% in 2008.

        We plan to achieve these targets by, among other things, increasing financial assets and loans. Achieving these targets will also require us to focus on our capital adequacy ratios for which we target a core Tier I ratio not lower than 7% by 2008; cost control, as we plan not to increase costs in real terms; and the cost of credit, for which the 2006–2008 Business Plan targets a potential increase in the ratio of expected losses to total loans of not more than 4 basis points.

Public Tender Offers

        No public tender offer in respect of Sanpaolo IMI's Shares has been made from January 1, 2005 to date.

C.    Business Overview

        At December 31, 2005, the Group was one of the leading banking groups in Italy with total assets of €263.3 billion, loans to customers totalling €139.5 billion and deposits from customers totalling €165.2 billion. In addition, at December 31, 2005, assets under management amounted to €158 billion and assets under custody amounted to €104.2 billion. At the same date, the Group had 3,172 branches in Italy, together with 117 branches and 19 representative offices abroad.

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

        Effective on July 18, 2005, the Sanpaolo IMI Group has adopted a new organizational model whereby the previous six Business Sectors (Commercial Banking, Asset Management, Investment Banking, Personal Financial Services, Insurance Activities, Public Authorities and Entities) were replaced by the following Business Sectors:

  •
  Banking,

  •
  Savings and Assurance,

  •
  Asset Management and International Private Banking, and

  •
  Central Functions.

        Each Business Sector comprises different Business Areas. Each Business Area has, within the Group, a certain level of autonomy and is subject to individual monitoring and budgeting activities.

Business Sector

Business Sectors	Business Areas
Banking	Retail & Private
Corporate
Other Activities
Savings and Assurance	Banca Fideuram
A.I.P.
Asset Management and International Private Banking	Asset Management Investment Management Advisory and International Private Banking

        In addition, to these Business Sectors, the Group also has a corporate center known as Central Functions, which is responsible for and includes the following activities:

  •
  holding activities;

  •
  the management of equity investments;

  •
  finance and treasury functions; and

  •
  the Macchina Operativa Integrata ("MOI" or integrated operating vehicle).

        The following chart provides an overview of the internal operational organization of the Sanpaolo IMI Group as of December 31, 2005:

(1)
On January 24, 2006 the concentration of Sanpaolo IMI Asset Management into the Savings and Assurance sector was decided by Sanpaolo IMI Board of Directors. The shareholdings in Banca Fideuram, A.I.P. and Sanpaolo IMI Asset Management are part of the Eurizon group.

        The main differences compared to the prior organizational structure are:

  •
  the subdivision of Banking Business Sector (previously Commercial Banking Business Sector) into the Business Areas "Retail & Private", "Corporate" and "Other Activities";

  •
  the incorporation of Public Authorities and Entities, dedicated to the support of local government structures and public bodies, Investment Banking, which operate through Banca IMI, the Group investment bank, and Sanpaolo IMI Private Equity, responsible for the Group's private equity activities into the Banking Business Sector;

  •
  the concentration of the insurance activities of A.I.P. and the asset gathering activities of Banca Fideuram into the Savings and Assurance Business Sector; and

  •
  the incorporation of investment management advisory and international private banking activities into the Asset Management and International Private Banking Business Sector.

  Banking Business Sector

        The Banking Business Sector constitutes the Group's core business and represents the reference point for the definition, development and co-ordination of the commercial strategies of all the networks of the Group. It comprises the following business areas:

  •
  Retail & Private, which operates through the branches of the Parent Bank, Cassa di Risparmio di Padova e Rovigo, Cassa di Risparmio in Bologna, Cassa di Risparmio di Venezia, Friulcassa, Banca Popolare dell'Adriatico and Sanpaolo Banco di Napoli to serve customers made up of households, small businesses and private clients. It also comprises Neos Banca, the company specialized in consumer credit, and Farbanca, the electronic bank for the pharmaceutical and health sector;

  •
  Corporate, which operates to serve corporate customers; it includes the following divisions: Companies, which manages relations with small- and medium-sized businesses through the network of the Parent Bank, Cassa di Risparmio di Padova e Rovigo, Cassa di Risparmio in Bologna, Cassa di Risparmio di Venezia, Friulcassa, Banca Popolare dell'Adriatico and Sanpaolo Banco di Napoli; Large Groups, which is responsible for managing relations with the major groups of domestic and international importance; International, which includes the Parent Bank's foreign network with focus on corporate lending, the Irish subsidiary Sanpaolo IMI Bank Ireland and Sanpaolo IMI Internazionale supervises the group's activities in Central Eastern Europe; Public Authorities and Entities, dedicated to developing relations with reference to organizations and institutions. Banca IMI, the Group's investment bank, Sanpaolo IMI Private Equity, responsible for private equity activities, Sanpaolo Leasint, active in the leasing compartment, and the Structured Finance unit, which is dedicated to project financing and specialized structured lending, are also part of the Corporate business area; and

  •
  Other activities which include: IMI Investimenti, which is dedicated to the management of major industrial shareholdings; and GEST Line, which manages the Group's tax collection activities.

        The implementation of the plan to rationalize the Group's distribution network was continued in 2005. It involved the transfer of operating points between commercial banks based on the principle that the branches within a reference territory with a specific historical brand, such as Cassa di Risparmio di Padova e Rovigo, Cassa di Risparmio in Bologna, Cassa di Risparmio di Venezia and Friulcassa (referred to as the "North East Networks"), should belong to the bank holding that brand. In January 2005, nine Cassa di Risparmio di Padova e Rovigo operating points and 21 Cassa di Risparmio in Bologna operating points were transferred to the Parent Bank and 10 Parent Bank operating points were transferred to Cassa di Risparmio di Venezia and a further 10 to Friulcassa. In the second half of 2005, the implementation of the Parent Bank network organizational and commercial model (which consists of several territorial areas, each of which supervises its respective territory and coordinates the branches operating in that territory by market segment) in other banking networks was completed.

        A second wave of rationalization is expected to be completed in 2006 and will involve the banks in the North East and Emilia as well as the branches of Banca Popolare dell'Adriatico and the Parent Bank in the territorial re-ordering of the Adriatic region. On May 16, 2006, Sanpaolo IMI Board of Directors approved the merger of Banca Popolare dell'Adriatico into Sanpaolo IMI. The merger was completed on June 17, 2006. In connection with the merger the Group's branches in the Adriatic region will be conferred to Sanpaolo Banca dell'Adriatico, a new entity. In June 2006, Sanpaolo Banca dell'Adriatico has increased its capital from €6.3 million to €254.3 million. The capital increase was entirely subscribed by Sanpaolo IMI.

        A further phase foreseen for 2007 is the integration of the Group's distribution networks in Romagna with those of Cassa dei Risparmi di Forlì, as part of the Romagna project jointly run by Sanpaolo IMI and the Fondazione Cassa dei Risparmi di Forlì. On December 29, 2005, Sanpaolo IMI acquired a further 8.5% stake in the share capital of Cassa dei Risparmi di Forlì, for €65.7 million. The investment increases the Group's overall equity interest in Cassa dei Risparmi di Forlì to 38.3% and follows the exercise of a put option by the Fondazione Cassa dei Risparmi di Forlì, provided for in the contract of November 29, 2000 among the Fondazione Cassa dei Risparmi di Forlì, Sanpaolo IMI and Cassa di Risparmio di Firenze. With the conferral of the branches in the Romagna area in 2007, Sanpaolo IMI will acquire control of Cassa dei Risparmi di Forlì. The completion of this project, which is in line with the Italian local bank model, is aimed at strengthening the Group's competitive position in the area.

  Retail & Private Business Area

        Initiatives were taken in 2005 to facilitate access to loans for small businesses. A program was set up to support investments aimed at promoting the competitiveness and quality of products and services with the support of major guarantee consortia, such as Unionfidi, Eurofidi and Confidi, providing guarantees to the financings provided by the banks of the Group active in this Business Area. The program is characterized by the offer from retail branches of specific medium-term financing with a maximum duration of five years at favorable terms and conditions, and prompt and streamlined response. Assistance will also be available through agreements with leading consultancy operators and university faculties. Moreover, the Group has established agreements with the small business associations such as Confartigianato and Coldiretti Piemonte aimed at improving mutual collaboration and easing access to financing.

        In an effort to increase market shares in the retail and private sector, innovative residential mortgage and consumer credit products have been introduced. With reference to residential mortgages, the range of products has been broadened with the launch of a mortgage financing the purchase of property for up to 100% of the property value. The offer of this product was made possible through an agreement with Genworth Financial, a leading U.S. insurance company specializing in residential real-estate mortgages, which provides specific insurance coverage for credit risks exceeding 80% of the value of the property. Moreover, an agreement was defined with Banca Fideuram for the placement of residential mortgages to private clients through financial planners. The agreement is designed to strengthen the distribution capacity of the Group with cross-selling of products previously exclusively placed by the operating points.

        In consumer credit, the growing trend for family debt and the continuing growth potential of this area prompted the simplification and rationalization of the organizational structure of Neos Banca (formerly Finemiro Banca), the company that, together with its subsidiaries, is active in consumer banking. The Neos Banca group's identity was renewed in July 2005 through its new name, followed by a simplification and rationalization of the organizational structure which was concluded in

September 2005. Finally, the strategic importance assigned to this area led to the acquisition by the Group of a 2.7% share in Neos Banca formerly held by Cassa di Risparmio di San Marino. The transaction increased Sanpaolo IMI's overall equity interest in Neos Banca to 99.5%, further concentrating the value of Neos Banca's business for the Group.

        In connection with the Turin 2006 Olympic Winter Games, Sanpaolo IMI initiated a number of commercial activities aimed at exploiting the role played by the Group as one of the Game's main sponsor, such as the offer of Olympic-themed credit, pre-paid and revolving cards, ticketing and a greater presence in the Olympic areas through a strengthening of the service, including through the creation of temporary branches.

  Corporate Business Area

        Confirming the importance given to developing transactions with the small- and medium-size enterprises ("SME") segment, collaboration projects continued in 2005 with guarantee consortia (in 2004 and 2005 the Group signed numerous agreements with guarantee consortia, to make SME financings easier; the guarantee consortia can guarantee the financing) aimed at consolidating existing relations and acquiring new customers with a medium/high credit standing. With regard to medium-term financing for technological innovation in businesses, the initial aggregate ceiling of €250 million allocated at the beginning of July 2004 for applied research loans was increased to €500 million. Moreover, in 2005, there was an increase of the cost limits of the projects to be financed, extending the offer to larger businesses, and a simplification in the procedures for the issuance of loans. Depending on the rating of the borrower, the Group finances up to 100% of the cost of the research project, with a maximum of €4 million (€2 million in 2004) per loan and the disbursement of the loan in 2 tranches of 50% each (3 tranches in 2004); part of the loan can be guaranteed by guarantee consortia. Furthermore, a new product was defined in October 2005 that provides financial support for organic plans for investment in technology for businesses purchasing new technologies on the market. The financing methods are similar to those for applied research loans and outlined above.

        International Activities.    The Group's initiatives in the international area mainly pursued the objective of supporting the development abroad of Italian businesses in direct investment and commercial trade.

        With regard to the Mediterranean basin, a representative office was opened in Casablanca, Morocco to support Italian enterprises there, strengthening the presence of the Group in North Africa, where the commercial agreements entered into in 2004 with Banque Marocaine du Commerce Extérieur ("BMCE") and Banque Internationale Arabe de Tunisie ("BIAT", in which the Group has a shareholding of 5.6% stake) are operational. In Asia, a commercial agreement has been signed in 2005 with ICICI Bank, one of the leading banks in India. The agreement is aimed at facilitating access to services and financings in India's local currency, through ICICI Bank, for Sanpaolo IMI clients operating in India and it makes remittance of funds from Italy easier for Indian households. Moreover, a representative office was opened in Dubai as a reference point for Italian enterprises working in the Persian Gulf and with the further aim of developing relations with banking institutions in the area.

        With regard to Eastern Europe, on December 7, 2005, Sanpaolo IMI entered into an agreement to acquire 80% of Banca Italo Albanese ("BIA") from Gruppo Capitalia and the Albanian Finance Ministry, equal holders of the share capital of BIA. After obtaining the required authorizations of the applicable supervisory entities, the transaction was completed on May 10, 2006 for a purchase price of €42.5 million. Through this transaction, the Group aims to consolidate its presence in Eastern Europe, where it already has investments in Hungary through Inter-Europa Bank (85.9%), Romania through Sanpaolo IMI Bank Romania (98.6%) and Slovenia through Banka Koper (63.9%).

        Finally, Sanpaolo IMI has subscribed to the Global Trade Finance Program of the International Finance Corporation ("IFC") in Washington, D.C., which aims to promote development of trade with emerging and developing countries. To achieve this aim, the IFC acts through the subscribing banks, offering guarantees of payment for supplies to countries with a high risk profile. As a member of the program, Sanpaolo IMI has a partial or total coverage of the risks underwritten with banks in emerging markets for the import/export of goods and services and may extend customer risk coverage in new markets, including especially complex transactions.

        Investment Banking.    Banca IMI strengthened its position in the Italian market in 2005, intensifying its corporate finance and structured finance activities and participating in major operations such as the acquisition of a shareholding in Wind (an Italian mobile phone network), by the Weather/Sawiris group and the placement of the shares of Fondo Immobili Pubblici (public real-estate assets), the largest real-estate mutual fund in Italy. In the second half of 2005, Banca IMI, in accordance with the guidelines of the 2006-2008 Plan of the Sanpaolo IMI Group, defined some initiatives to maximize integration and synergies of its activities within the Group. These initiatives provide for Banca IMI to use its specialist activities to support the bodies responsible for the customer segments, not only in the offer of financial services to businesses but also in the creation of financial products for households. Banca IMI plans to selectively develop its activities on financial markets, exploiting the critical mass of customer dealing flows. Banca IMI also plans to take advantage of the opportunities offered by international markets to make the most of its distinctive expertise relating to investment banking in Europe, such as market making, sales and structuring activities.

        Public Authorities and Entities.    In the sector of Public Authorities and Entities, dedicated to the development of relations with public organizations and institutions, commercial presidiums (employees of the Group dedicated to developing business opportunities in their assigned territorial areas) were formed in April 2005 with the goal of improving our competitive position with regard to the reference customers. These presidiums distributed around the Italian territory and entirely dedicated to their assigned customers, are responsible for initiating origination activities and for supporting operating points in their promotional functions. This action implemented the agreement stipulated at the end of 2004 between Banca OPI and the banking networks of the Group aimed at maximizing cross-selling between the various structures in the relative areas of competence (medium-/long-term financing and bridging loans for medium-/long-term transactions for Banca OPI; short-term loans for the Group's banking networks).

  Fiat and Italenergia

        As of December 31, 2005 the Group held a 4,39% stake in the Fiat S.p.A. group ("Fiat"); the increase, in comparison with December 31, 2004 (1,25%), is a consequence of the conversion of the Fiat Convertible Facility, as defined below. As of June 12, 2006 the Group held a 0.84% stake in Fiat. Fiat is also a major client of the Group.

        The Fiat Convertible Facility.    Pursuant to a framework agreement (the "Framework Agreement") among Sanpaolo IMI, Capitalia S.p.A. ("Capitalia"), Banca Intesa S.p.A. ("Intesa") and Unicredito Italiano S.p.A. ("Unicredito") (together the "Participating Banks"), on July 26, 2002 the Participating Banks granted to Fiat a €3 billion loan (the "Fiat Convertible Facility"), consisting mainly of a conversion of Fiat's then current short-term debt owed to the Participating Banks. The Fiat Convertible Facility was a mandatorily convertible facility. The maturity of the Fiat Convertible Facility was September 2005. The Sanpaolo IMI Group's participation in the Fiat Convertible Facility amounted to €400 million.

        The Fiat Convertible Facility was converted on September 20, 2005. The conversion was effected at the share price of 10,28 Euro, calculated pursuant to the terms of the Fiat Convertible Facility, increasing Sanpaolo IMI's overall share in Fiat up to 4,39% of ordinary capital (38.910.496 additional shares, decreased to 38.775.860 after the exercise of the pre-emption right reserved to the actual shareholders). On January 20, 2006, the Group sold the entire share capital deriving from the Fiat Convertible Facility at the share price of €7.70.

        The conversion of the Fiat Convertible Facility produced a positive differential of €51 million compared to the negative evaluation of €167 million in the embedded derivative made on the first application of IAS/IFRS on January 1, 2005, (the differential was calculated on the basis of the price of Fiat shares at the conversion date which was €7.29 per Fiat share, an impairment of €116 million) to which €2 million must be added for the re-evaluation of the position listed in the trading portfolio as at December 31, 2005. The sale of Fiat shares, completed in January 2006, gave rise to a further capital gain of €11 million that will be recorded in the 2006 accounts reducing the gross capital loss attributable to the Fiat Convertible Facility to €103 million. Such amount does not take into consideration neither the profits from fees related to the Fiat Convertible Facility nor profits from other operations, such as the Italenergia bis—Edison transaction described below, contemplated by the Framework Agreement. Including such profits the overall economic effect of the Fiat Convertible Facility is, substantially, at break even.

        Italenergia bis—Edison.    Italenergia Bis S.p.A. ("Italenergia Bis") was the holding company of Edison S.p.A. ("Edison"), the holding company of Italy's second largest energy group. Edison produces, imports and sells electric power and hydrocarbons.

        The Italenergia Bis group structure was the result of a process that started in July 2001 with a public tender offer to acquire Montedison S.p.A.—which at that time controlled Edison—through a vehicle called Italenergia S.p.A., owned by Fiat (38.6%), Electricité de France ("EDF" 18%), Carlo Tassara (20%) and by a group of three banks: Capitalia (9.6%), IMI Investimenti of the Sanpaolo IMI Group (7.8%), and Banca Intesa (6%). The three banks are collectively referred to as the "Banking Shareholders".

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

        Fiat sold (the "Fiat Sale") to the Banking Shareholders a 14% interest in Italenergia Bis. As part of this transaction, the Sanpaolo IMI Group purchased another 4.66% interest in Italenergia Bis, increasing its total equity interest in Italenergia Bis from 7.82% to 12.48%. In connection with the sale, the Banking Shareholders, Fiat and EDF entered into shareholders' agreements which included put and call options and drag along options.

        At the end of 2004, EDF commenced arbitration proceedings, claiming that Italian legislative and regulatory actions had frustrated the purpose of its put and call options, arbitration proceedings in order to obtain a ruling declaring the termination of the effectiveness of EDF's put and call options or the suspension of their terms. IMI Investimenti together with the other Banking Shareholders, filed its response in the arbitration proceedings. In February 2005, the Banking Shareholders notified EDF of their intention to exercise the put options. In March 2005, the Banking Shareholders notified Fiat of their intention to exercise the drag along option. In September 2005, as a result of specific agreements reached among the Italenergia Bis' shareholders, the arbitration proceeding terminated and IMI Investimenti received €611 million for the sale to EDF of the entire stake held by the Group in Italenergia Bis, including the disposal of Italenergia Bis warrants and Edison shares. The disposal was completed in October 2005. Pursuant to a further agreement with EDF relating to Edison warrants, IMI Invesitmenti received an additional €29 million. The total proceeds of €640 million received pursuant to these disposals gave rise to a capital gain of €136 million.

  Savings and Assurance Business Sector

        The Savings and Assurance Business Sector operates through the networks of financial planners of the Banca Fideuram group to serve customers with medium/high savings potential, and A.I.P., the company that has been operational since December 1, 2004 and, as a result of the insurance restructuring, comprises all the Group's insurance activities.

        The Savings and Assurance Business Sector was formed to strengthen the rationalization of the Group's insurance activities and further increase their industrial value, economic weight and market relevance. On July 5, 2005 the Board of Directors of Sanpaolo IMI decided to concentrate the insurance activities of Assicurazioni Internazionali di Previdenza (A.I.P.) and the asset gathering activities of Banca Fideuram in the Savings and Assurance Business Sector. On November 10, 2005, the investments previously held by Sanpaolo IMI in A.I.P. and Banca Fideuram were transferred to a newly-founded company reporting directly to the Parent Bank, which is currently named Eurizon Financial Group S.p.A. ("Eurizon").

        Eurizon combines Group's skills in production and distribution of insurance and financial products to meet the needs of customers to protect savings and provide personal assurance. The aims of this organizational and company reconfiguration may be described as:

  •
  strategic positioning;

  •
  focusing on existing structures and activities, with the creation of a large and highly efficient production/ distribution platform; and

  •
  strategic options for growth opportunities.

        The reorganization also provides Eurizon's principal operating companies, A.I.P. and Banca Fideuram, with opportunities for positive strategic and business returns. In particular, both companies hope to:

  •
  confirm their respective current mission (leadership in asset management for Banca Fideuram and excellence in the insurance business for A.I.P.) and business model;

  •
  benefit from synergies for the production and distribution of long-term savings, pension and insurance, expediting the process on behalf of the customer;

  •
  improve their respective position through direct affiliation to a major holding company with an integrated strategy focused on asset management and assurance.

        With reference to Egida, the Group's casualty insurance company which is 50% controlled by A.I.P, on October 25, 2005, the Board of Directors of Sanpaolo IMI authorized A.I.P. to exercise the call option for the remaining 50% of the company capital held by Reale Mutua. The acquisition of total control of Egida occurred on May 3, 2006 for €26 million. The Board of Directors of Sanpaolo IMI on March 23, 2006 authorized the merger by incorporation into Egida of Fideuram Assicurazioni (wholly owned by A.I.P.), the other casualty company of the Group. The merger, expected to be completed by August 2006, is subject to ISVAP authorization.

        The following information, and the information relating to Eurizon contained elsewhere in this annual report, does not constitute an offer of the Securities of Eurizon or any other member of the Group for sale in the United States. The securities described have not, and will not, be registered under the U.S. Securities Act of 1933 or with any securities regulatory authority of any state or other jurisdiction in the United States and may not be offered or sold, directly or indirectly, into the United States unless the securities are so registered or an exemption from the registration requirements is available.

        In an effort to further strengthen the Savings and Assurance Business Sector, on January 24, 2006, the Board of Directors of Sanpaolo IMI decided to transfer Sanpaolo IMI Asset Management, a company wholly owned by the Parent Bank, to Eurizon. The Board of Directors of Sanpaolo IMI also authorized Eurizon to prepare for a possible initial public offering in Italy of its shares and the listing on the Milan Stock Exchange of Eurizon. It is expected that, through such offer and listing (which will not include any public offering in the United States) Eurizon will be able to directly access the Italian capital markets, thus enabling Eurizon to further develop its products with high capital absorption. The offer and listing are currently expected to be completed in the second half of 2006 subject to market conditions, though no assurance can be provided that the offering will be completed by such time, or at all.

  Asset Management and International Private Banking Business Sector

        The Asset Management and International Private Banking Business Sector includes Sanpaolo IMI Asset Management and its subsidiaries, dedicated to providing asset management products to the Group networks, as well as institutional investors, Sanpaolo Bank (Luxembourg), which operates in international private banking, and Sanpaolo Fiduciaria.

        This sector consists of the business areas of Asset Management, dedicated to developing wealth management for private and institutional clients, and Investment Management Advisory and International Private Banking, aimed at developing advisory services for high-standing network customers and international private banking, through the companies falling within its perimeter.

        With the goal of obtaining higher levels of efficiency in asset management, in the last part of 2005, Sanpaolo IMI Institutional Asset Management, the SGR specialized in management and advisory services for institutional customers, was merged into Sanpaolo IMI Asset Management which already held total control of Sanpaolo IMI Institutional Asset Management. The merger lead to the development of insurance, asset management and asset gathering activities, with improved operational streamlining as well as synergies of purpose and cost obtained by the integration of management, commercial and product development structures.

  Central Functions

        Central Functions includes holding activities, finance, the management of certain shareholding investments (including the Group's shareholdings in Cassa di Risparmio di Firenze, Cassa dei Risparmi di Forlì and Banca delle Marche), the Group's IT operating platform (MOI) and the Group's credit policy. The main task of Central Functions is the governance, support and control of the Group's Business Sectors.

        Central Functions sustains costs using a centralized system on behalf of other Group companies and allocates the costs to the operating units only partially on the basis of standard prices. This method responds to the need to make Central Functions responsible for cost savings.

  Cassa di Risparmio di Firenze

        An agreement entered into in November 1999 by Ente Cassa di Risparmio di Firenze, the major shareholder of Cassa di Risparmio di Firenze, Sanpaolo IMI and BNP Paribas, concerning the latter's equity interest in Cassa di Risparmio di Firenze, expired on May 1, 2005. Pursuant to the agreement, upon its expiration and in the absence of its renewal by Ente Cassa di Risparmio di Firenze, Sanpaolo IMI should have exercised, in the 60 days following the expiration of the agreement, the right to purchase ordinary shares of Cassa di Risparmio di Firenze from Ente Cassa di Risparmio di Firenze corresponding to 10.78% of the share capital of Cassa di Risparmio di Firenze at a price of, under normal circumstances, 1.5 times the average trading price of Cassa di Risparmio di Firenze ordinary shares in the three months preceding the exercise of the Group's right to purchase.

        Following the expiration of the November 1999 agreement, Sanpaolo IMI confirmed to Ente Cassa di Risparmio di Firenze and the other signatory of the agreement its availability to discuss, without prejudice to the aforementioned purchase right, the terms of a new agreement. Consequently, on June 27, 2005, Sanpaolo IMI and Ente Cassa di Risparmio di Firenze agreed to extend the expiration of Sanpaolo IMI's purchase right through September 30, 2005.

        Nevertheless, on September 28, 2005 Sanpaolo IMI, as a consequence of the failure to renew the November 1999 agreement, decided to exercise the purchase right at a share price of €3 per share, for an expected disbursement of €368 million. Such price implies a premium of approximately €75 million with respect to the average trading price of Cassa di Risparmio di Firenze shares in May 2005.

        The validity of Sanpaolo IMI's right to purchase Cassa di Risparmio di Firenze shares was disputed by the Ente Cassa di Risparmio di Firenze. Because of the dispute, the arbitration proceeding required by the November 1999 agreement was initiated and is still outstanding.

  SI Holdings

        In the second half of 2005, the Sanpaolo IMI Group entered into a shareholders' agreement with five other banks with shareholdings in SI Holding, which totally controls CartaSì, the Italian leader (source: market studies and Bank of Italy researches) in the credit card sector, in order to acquire joint control of SI Holdings. On January 27, 2006, the banks in the agreement subscribed the offer for a total number of shares equal to almost 56% of the share capital of SI Holding. The Group's total stake in SI Holding is 35.2% for an investment of €36 million. Following the completion of the purchase, and pending the necessary regulatory approval, the overall investment of the pool of banks will total 80% of the capital of SI Holding. With this transaction, the participating banks intend to keep CartaSì within the interbank framework and give continuity to the service offered. At the same time, the banks plan to rationalize and improve the efficiency of CartaSì services.

The Distribution Network

        The Group's distribution network is divided into territorial areas and bank networks with central structures, which provide uniform and complete supervision of the respective territory. In order to effectively satisfy the different needs of households and businesses, the distribution model is based on specialization of the branches according to the type of customer served (corporate, private and retail). Internet and phone and mobile banking services also support operations with customers.

        In 2004 and 2005, the Group continued to develop and rationalize its distribution network. In particular:

  •
  The integration of the banking networks (Cassa di Risparmio di Padova e Rovigo, Cassa di Risparmio in Bologna, Cassa di Risparmio di Venezia and Friulcassa, also referred to as the "North-East Networks") operating in the north east of Italy and Banca Popolare dell'Adriatico was completed through the migration of the IT systems to that of the Parent Bank, together with the adoption of the Sanpaolo IMI organization and commercial structure. The distribution model of the Parent Bank network, characterized by branch specialization according to customer type (retail, private and companies) has now been extended to all the Group's networks.

  •
  In 2004, order to rationalize its presence in Italy and strengthen the competitive position of the networks, optimizing the brand names, 113 operating points of the Parent Bank network in the provinces of the Triveneto and Emilia were transferred to the North-East Networks; and 30 operating points of Cassa di Risparmio di Padova e Rovigo and Cassa di Risparmio in Bologna located outside their respective reference territories (namely Rome, Milan and Lodi) were transferred to the Parent Bank network. In 2005, 10 operating points of the Parent Bank network were transferred to Cassa di Risparmio di Venezia and a further 10 to Friulcassa.

        As of December 31, 2005, the Group had a network of 3,172 banking branches in Italy, distributed as follows: 34.1% in the North West, covered extensively by the Parent Bank's network; 27.2% in the North East, which comprises the branches of four networks (Cassa di Risparmio di Padova e Rovigo, Cassa di Risparmio in Bologna, Cassa di Risparmio di Venezia and Friulcassa); 25.9% in Southern Italy and in the Islands, headed by Sanpaolo Banco di Napoli on the mainland and by the Parent Bank's network on the Islands. The remaining 12.8% of the Group's network is located in Central Italy, with branches of the Parent Bank and Banca Popolare dell'Adriatico.

        In addition, branches of Cassa dei Risparmi di Forlì (in which we hold a 38.25% stake), Cassa di Risparmio di Firenze (in which we hold a 18.7% stake) and Banca delle Marche (in which we hold a 7% stake), with which the Group has distribution agreements, operate in the North East and Central regions.

        With reference to commercial banks, the distribution network, as of the end of December, included 3,050 branches in Italy, 39 more than in 2004.

        The share of total banking branches held by the Group on a national level, as of December 31, 2005, was 10.1% (source: internal data and Bank of Italy). In particular, the Group had an 11.2% share in the North West, 10.2% in the North East, 5.6% in the Centre and 13.4% in the South and in the Islands.

        Regarding multi-channel infrastructures, such as internet and telephone banking, at the end of December 2005, direct banking contracts with retail customers rose to almost one million, an increase of 25% compared to December 31, 2004. Internet banking contracts with companies amounted to 66,600 units, for an increase of over 33% from the beginning of 2005.

        Customer service is also provided through the network of automated teller machines or ATMs (at the end of December 2005, these included 1,944 Parent Bank's ATMs, 849 Sanpaolo Banco di Napoli ATMs and 1,091 ATMs of the four bank networks of the North East and Banca Popolare dell'Adriatico), as well as through POS terminals (38,879 for Parent Bank's network, 15,701 for Sanpaolo Banco di Napoli network and 20,577 for the latter networks).

        The Group's distribution structure also includes 4,151 financial planners of Banca Fideuram and Sanpaolo Invest SIM. The Group operates abroad through a network of 117 branches, 19 representative offices and 2 desks. In 2004, we became one of five members of the Inter-Alpha Group of Banks, which is an association of several major European banks, to be represented by the Inter-Alpha Group representative office in Tehran, Iran. In addition to the international network of the Parent Bank, the external network mainly comprises branches of the subsidiary banks operating in Central Eastern Europe.

        Representative offices are Parent Bank's offices outside of Italy, operated, with the exception of the Tehran office which is operated by Inter-Alpha staff, by Sanpaolo IMI staff. The representative desks are offices operating on foreign markets through commercial relations held with others banks.

They are also reference points for Italian clients to develop activities in the applicable countries, without carrying out lending and funding activities.

	At December 31,
Distribution network (Italy and abroad)			% Change December 31, 2005 December 31, 2004
	2005	2004
Banking branches and area offices	3,289	3,239	1.5%
—Italy	3,172	3,126	1.5%
of which: Parent Bank	1,415	1,371	3.2%
North—East Networks and Banca Popolare dell'Adriatico	948	952	(0.4)%
Sanpaolo Banco di Napoli	687	688	(0.1)%
—Abroad	117	113	3.5%
Representative offices	19	18	5.6%
Exclusive financial planners	4,151	4,317	(3.8)%
Banca Fideuram	3,112	3,244	(4.1)%
Sanpaolo Invest SIM	1,039	1,069	(2.8)%

Domestic distribution network (at December 31, 2005)	Parent Bank		North East Networks(1)		Banca Popolare dell'Adriatico		Sanpaolo Banco di Napoli		Other networks(2)		Total
North-West (Piedmont, Val d'Aosta, Lombardy, Liguria)	1,039	73.4%	1	0.1%	2	1.4%	—	—	41	33.6%	1,083	34.1%
North-East (Trivento and Emilia Romagna)	5	0.4%	806	99.9%	17	12.1%	—	—	34	27.9%	862	27.2%
Center (Tuscany, Marche, Umbria, Lazio, Abruzzo, Molise)	254	18.0%	—	—	122	86.5%	4	0.6%	27	22.1%	407	12.8%
South & Islands (Campania, Puglia, Basilicata, Calabria, Sicily and Sardinia)	117	8.3%	—	—	—	—	683	99.4%	20	16.4%	820	25.9%

Banking branches and area offices in Italy	1,415	100.0%	807	100.0%	141	100.0%	687	100%	122	100.0%	3,172	100.0%

(1)
Comprises Cassa di Risparmio di Padova e Rovigo, Cassa di Risparmio in Bologna, Cassa di Risparmio di Venezia and Friulcassa.

(2)
Includes the branches of Banca Fideuram (91), Neos Banca (25), Farbanca (1), Banca Imi (1) and Banca Opi (4).

Assets managed and administered on behalf of customers

        Assets under management represent client financial assets managed by the Group on behalf of its clients. Assets under administration present client financial assets held in custody by the Group on behalf of the clients.

        At December 31, 2005, asset management volumes amounted to €158 billion, an increase of €13.2 billion, or 9.1%, from €144.8 billion at December 31, 2004. The increase was due to the positive performance of the markets (€7.7 billion) and the net inflow of €5.5 billion.

        At December 31, 2005, the Group's mutual funds and fund-based portfolio management totalled €106.2 billion, an increase of €8.3 billion, or 8.5%, from €97.9 billion at December 31, 2004. The increase was primarily due to the positive trend in subscriptions as well as to the positive performance in the securities markets. In 2005, growth in share prices triggered a gradual turn away from the more liquid forms of investment, directing savers toward products with greater added value and maintaining high diversification of the portfolio, aimed at limiting the risk profile adopted. The weight of equity and balanced funds grew; in terms of the various types of low-risk funds, the impact of liquidity funds decreased, while bond funds stabilized, penalized by forecasts of a hike in interest rates.

        As regards the types of funds, at December 31, 2005, the value of bond and equity funds represented, 44.1% and 27.7%, respectively, of the total value of Group funds, compared to 44.0% and 24.8% at December 31, 2004, respectively. At December 31, 2005, the Group was the leader in the domestic market for mutual funds, with a market share of 19.1% (source: Assogestioni, Italian mutual funds association).

        In 2005, the life insurance sector confirmed the growth already shown in 2004. At December 31, 2005, life technical reserves, were €45.9 billion, an increase of €5.1 billion, or 12.3%, from €40.8 billion at December 31, 2004. The increase was primarily due to a net increase in premiums of €3.5 billion. In 2005, there was an increase in customers' interest both in traditional policies such as saving policies, investment policies and pension policies, which represented 44% of the premium inflows in the life insurance segment, and in policies with greater financial content, such as index-linked and unit-linked policies, which represented 56% of the premium inflows. At December 31, 2005, the Group had a share of the domestic life insurance market of 12.2% in terms of technical reserves and 12.4% in new business (premiums on new policies) (source: ANIA, Italian Insurance Companies Association).

        At December 31, 2005, asset administration volumes reached €104.2 billion, an increase of €10.2 billion, or 10.9%, from €94 billion at December 31, 2004.

        The following tables show, at the dates indicated, the amounts of assets managed and administered on behalf of customers:.

	At December 31,
	2005		2004		% 2005/2004
EU GAAP
	(millions of €)		(millions of €)
		(%)		(%)	(%)
Asset management	157,990	60.2%	144,813	60.6%	9.1%
Asset administration	104,242	39.8%	93,980	39.4%	10.9%

Total assets managed and administered	262,232		238,793

        The following table shows, at the dates indicated, a breakdown of assets under management.

	At December 31,
	2005		2004		% 2005/2004
EU GAAP
	(millions of €)		(millions of €)
		(%)		(%)	(%)
Mutual funds and fund-based portfolio management	106,219	67.2%	97,920	67.6%	8.5%
Portfolio management	5,879	3.7%	6,044	4.2%	(2.7)%
Life technical reserves and financial liabilities	45,892	29.1%	40,849	28.2%	12.3%

Total assets management	157,990		144,813

        The following tables show, for the periods reported, the breakdown in the change in the amount of assets under management between net inflow or outflow and the performance effect.

	For the year ended December, 31,
EU GAAP Change in Assets under Management
	2005	2004
	(millions of €)
Net inflow (outflow) for the period	5,476	(3,686)
—Mutual funds and fund-based portfolio management	2,561	(7,555)
—Portfolio management	(584)	(1,647)
—Life policies	3,499	5,516
Performance effect	7,701	4,916
Change in assets under management	13,177	1,230

        The following tables show, at the dates indicated, a breakdown of Group mutual funds by type of fund.

EU GAAP Group Mutual Funds by Type	At December 31, 2005	At December 31, 2004
	(Percentages)
Equity	27.7%	24.8%
Balanced	9.3%	8.0%
Bond	44.1%	44.0%
Liquidity	18.9%	23.2%

Total Group mutual funds	100.0%	100.0%

Activities in financial markets

  Treasury and financial management activities

        The control of treasury activities and the management of financial risks of the domestic banking networks are centralized in the Finance Division of the Parent Bank.

        As regards treasury activities, the Parent Bank guarantees direct access to money markets, to spot and forward exchange rate markets and to securities, as well as to payment systems, and controls the liquidity policy of the Group. For access to the medium-/long-term derivatives market, the Treasury division of the Parent Bank uses the subsidiary Banca IMI, which provides these services by taking advantage of the synergies obtained from its own market-making activities.

        The financial risk management policies related to the banking books of the Group's banking networks (Asset and Liability Management) are discussed in Item 11. Quantitative and Qualitative Disclosures about Market Risk on page 194 below.

	At December 31, 2005		At December 31, 2004
					Change
	(millions of €)		(millions of €)
		(%)		(%)	(%)
Deposits and loans to credit institutions
Assets(2)	27,838	100.0%	24,367	100.0%	14.2%
—Parent Bank	15,829	56.9%	12,625	51.8%	25.4%
—Banca IMI	6,093	21.9%	6,901	28.3%	(11.7)%
—Others	5,916	21.3%	4,841	19.9%	22.2%
Liabilities	35,683	100.0%	28,293	100.0%	26.1%
—Parent Bank	19,786	55.4%	11,293	39.9%	75.2%
—Banca IMI	7,170	20.1%	8,701	30.8%	(17.6)%
—Others	8,727	24.5%	8,299	29.3%	5.2%
Securities(1)(2)	68,319	100.0%	65,271	100.0%	4.7%
—Parent Bank	8,294	12.1%	7,517	11.5%	10.3%
—Banca IMI	11,480	16.8%	11,661	17.9%	(1.6)%
—AIP	39,927	58.4%	38,472	58.9%	3.8%
—Others	8,618	12.6%	7,621	11.7%	13.1%
Derivatives
Hedging derivatives (notional)	57,434	100.0%	75,604	100.0%	(24,0)%
—Parent Bank	26,712	46.5%	45,937	60.8%	(41.9)%
—Banca IMI	—	—	—	0.0%	—
—Others	30,722	53.5%	29,667	39.2%	3.6%
Dealing derivatives (notional)	1,219,569	100.0%	742,828	100.0%	(64.2)%
—Parent Bank	61,899	5.1%	53,361	7.2%	16.0%
—Banca IMI	1,130,132	92.7%	675,733	91.0%	67.2%
—Others	27,538	2.3%	13,734	1.8%	100,5%

(1)
The figure does not include securities classified in loans and receivables, reported amount "Securities" (€998 million at December 31, 2005 and €541 million at December 31, 2004).

(2)
The figure includes debt and capital securities (including Collective Savings Investments Organization Funds "OICR" quotas) classified in the various portfolios, except for €3,093 million of Group's shareholdings part of the available for sale portfolio.

        With reference to the centralized management of liquidity, as of 31 December 2005, about 57% of interbank lending and 52% of interbank borrowing by the Parent Bank referred to intragroup financing and deposits. Net of these components, for the entire period under review, the Parent Bank maintained a debt imbalance due to the funding actitivies of the Parent Bank, to which the Treasury division resorted, depending on the short-term net liquidity imbalances, following a strict policy of funding diversification.

        In 2005, with respect to medium- and long-term funding, also centrally managed, the Parent Bank raised a total of €5.8 billion during 2005, comprising:

  •
  €2.7 billion through the placement of senior securities by way of the internal network and the Sanpaolo Banco di Napoli and Banca Fideuram networks;

  •
  €3 billion through the placement of securities on international markets with Italian and foreign institutional investors, of which €1.1 billion subordinated (Lower Tier II for €500 million and Tier III for €550 million);

  •
  €92 million through loans and deposits.

        In 2005, the Parent Bank transferred €4.2 billion in medium and long-term funding to other Banks and Companies of the Group, of which €3.9 billion senior debt and €265 million subordinated debt.

        Banking networks other than the Parent Bank network, on the other hand, independently collected €480 million on the domestic market, through the placement of senior securities with retail customers.

        As part of its activities, the subsidiary Banca IMI issued structured bonds for €2.6 billion, placed through the Group's networks.

        Regarding deposits from International Organizations, the Parent Bank and other banks of the Group continued to use funds from loans previously issued by the European Investment Bank, especially those destined to finance research and development initiatives in Italy, as well as by Germany's Kreditanstalt für Wiederaufbau ("KfW"). In 2005, Banca OPI independently collected €420 million from the EIB, with maturities of greater than 15 years.

        As of December 31, 2005, the Group's securities portfolio amounted to €68.3 billion, an increase of 4.7% from the end of 2004 (€65.3 billion). This amount is broken down as follows: €38.8 billion in securities held for trading or carried at fair value, €25.7 billion in available for sale investments, €2.5 billion in held-to-maturity investments and €1.3 billion in securities classified under "loans and receivables", of which €312 million issued by corporate issuers.

        As of December 31, 2005, the securities portfolio of the Parent Bank, held for treasury requirements and investment purposes, amounted to €8.3 billion (net of Group securities), an increase of 10.3% compared to €7.5 billion as of December 31, 2004. Excluding the equity component, the break-down is as follows: €4 billion in securities held for trading or at fair value, €2.3 billion in held-to-maturity investments, €0.8 billion in available for sale investments and €1.0 billion in securities reclassified under "loans and receivables".

        The break-down in the securities portfolio of the Parent Bank showed a prevalence of government bonds originating from EU countries, representing 59% of the total at the end of 2005, with a further share of 35% represented by securities issued by banks, financial institutions and international organizations, 4% by corporate bonds and the remaining 2% by OICR Funds. With the objective of maximizing profit opportunities, the portfolio maintained, through the component of securities eligible for refinancing with the European Central Bank, enough collateral to manage liquidity and, at the same time, satisfied network requirements for customer repurchase agreements.

        During 2005, the volume of securities traded by the Parent Bank on its own account was equal to €32 billion, while transactions involving repurchase agreements amounted to €270.5 billion, of which €128.4 billion were carried out on the MTS/PCT platform, the Italian electronic exchange regulated wholesale market for government bonds, other fixed income securities and repurchase agreements.

  The insurance sector portfolio

        As of December 31, 2005, the life and casualty insurance companies under Assicurazioni Internazionali di Previdenza held financial assets of €46.6 billion, an increase of 16% from the beginning of the year (the contribution to the consolidated Financial Statements of Sanpaolo IMI was €40.2 billion, an increase of 16% from the beginning of the year).

        The investments, with respect to traditional policies and free capital (the assets which are not required for coverage of insurance's technical reserves), as well as unit and index-linked policies, were carried out on the basis of strict investments policies defining investment limits by issuer and class of assets, limits for credit and market risk as well as value at risk limits for investments related to free capital.

        As of December 31, 2005 available for sale investments of our insurance sector comprised 41% of the insurance sector securities portfolio, while securities evaluated at fair value comprised the remaining 59%.

        In particular:

  •
  available for sale securities, mainly for traditional policies and free capital, amounted to €19.2 billion and mainly consisted of bonds and other fixed-income securities, representing 95% of the total. The bond portfolio consisted of bonds issued by the Italian and foreign governments, International Organizations, national credit institutes and, to a lesser degree, corporate bonds distributed across a wide number of issuers, particularly companies of the eurozone. Shares, equal to one billion euro as of December 31, 2005, maintained an average impact of 5% throughout the year, in line with medium- and long-term profit objectives of the insurance sector;

  •
  investments recorded at fair value, equal to €27.4 billion, comprised index-linked policies for 39% and unit-linked policies for 56%. The remaining 5% mainly comprised securities to be liquidated for index-linked products reimbursed to customers and specific asset policies.

  Brokerage activities

        Brokerage activities within the Group are carried out mainly by Banca IMI, the investment bank of the Group and one of the leading Italian financial operators, with a strong presence in stock and bond placements, extraordinary finance transactions (such as initial public offerings and capital increases) and securities trading.

        Banca IMI carries out trading activities on its own account and on behalf of third parties across a wide range of financial products in regulated and over-the-counter markets. Banca IMI also structures and realizes investment products for retail and institutional customers and provides risk management products for businesses and Italian public authorities.

        The securities portfolio of Banca IMI, as of December 31, 2005, amounted to €11.7 billion, in line with the €11.9 billion held at the end of 2004; of the former amount, 73.8% consisted of debt securities, 25.6% of shares in OICR and the remaining 0.6% of equities. At December 31, 2005, short positions in securities amounted to €2.31 billion, a decrease of 5.7% compared to the value as of December 31, 2004 (€2.45 billion).

        At December 31, 2005, trading derivatives amounted to €1,277.46 billion, an increase of 39.9% compared to December 31, 2004 (€912.9 billion) mainly due to volume increases due primarily to mid sized corporate clients.

        Banca IMI's operating results for 2005 show a significant contribution of Risk Management and Distribution activities, along with positive results in the major Equity and Corporate Finance activities, particularly as regards organization and completion of the acquisition of Italian mobile network Wind by the Sawiris group, the largest leveraged buy-out carried out in Europe and the second largest worldwide.

        More specifically, with respect to Banca IMI's trading activities:

  •
  the fixed income and derivatives sector, despite a slight decline in trading on government bonds, confirmed the positive results of market-making activities on interest and exchange rate derivatives and of activities carried out to support product structuring;

  •
  the equity sector showed improved performance over the previous period as regards equity funding, with a substantial increase in volumes and returns, as well as equity trading and market-making: in this context, it is worth mentioning the volumes traded in the exchange traded fund sector, in which Banca IMI, a leader in Italy (source: Banca IMI's annual report), is one of the leading European players;

  •
  in addition to the stability in flows from retail and institutional customers, the results of the credit trading sector benefited from positive performance in primary activities and the strength of emerging markets; the sector also benefited from sales of long-term securities in asset swaps to international investors;

  •
  global brokerage activities increased considerably, as a result of greater market volumes and thanks to the development of business with new international customers especially in the USA.

        As far as distribution activities are concerned, the fixed income sector benefited from steady demand from institutional investors seeking good returns in primary market transactions, as well as in the investment grade and high yield segments. In terms of asset-backed securities, significant interest was shown by institutional investors for the debt securitization transaction by Fondo Immobili Pubblici (F.I.P.), in which Banca IMI was one of the lead managers.

        The corporate derivatives sector showed a prevalence of interest and exchange rate products to hedge the risks of mid sized corporate customers (companies with revenues between €50 million and €250 million per year). In this customer segment, in 2005, volumes amounted to a total of €2.7 billion in new interest rate derivative hedging transactions. In addition, the last quarter gave way to a recovery of business in the large corporate segment, especially as regards hedging transactions on medium- to long-term funding. In this context, Banca IMI balanced the derivatives brokerage business carried out by the banking network of the Group on behalf of corporate customers, with book values at the end of 2005 equal to €19.3 billion (€15.2 billion at the end of 2004).

  Placement and advisory business

        At the Group level, the placement and advisory business is carried out by Banca IMI; the subsidiary Banca OPI also operates in this business with respect to Public Authorities and Entities.

        During 2005, Banca IMI confirmed its traditional role in the primary debt market, occupying the role of lead manager and bookrunner in 60 bond issues, for a total of about €22.5 billion and with a significant presence in the transactions of foreign issuers.

        With reference to retail investors, Banca IMI established and placed inflation-linked products, as well as products linked to the CMS ("Constant Maturity Swap") parameter and capped FRN ("Floating Rate Note") issues, which satisfied the requirements of prudent investing required by the regulators.

        In the equity sector, the activities of equity capital markets in Italy showed an increasing level of transactions, confirming the trend seen in the last part of 2004. In this context, Banca IMI confirmed its traditional role in the market, in terms of both placements and increases in capital for listed companies, including the IPOs of Safilo and Marr.

        With respect to corporate finance activities, Banca IMI strengthened its role in the market, also thanks to marked recovery worldwide in terms of mergers and acquisitions, which brought Europe increasingly closer to the volumes and values of transactions carried out in the United States.

        Banca OPI provides financing and financial assistance to Public Entities, Local Authorities, Public Utilities and infrastructural projects. In 2005, Banca OPI confirmed its leading position in the Italian Public Sector (source: Sanpaolo IMI's elaboration on the basis of Bank of Italy data), with an overall market share of over 20%, in an increasingly competitive market characterized by an increase in the number of banks present and by very aggressive pricing policies by competitors.

        Total loans to customers, as of December 31, 2005, amounted to €25.6 billion, including €5.6 billion in the securities portfolio, an increase of about 7.9% compared to December 31, 2004.

        Regarding financing activities, total financial disbursements to customers during 2005 amounted to €6.3 billion, of which €1.5 billion in the form of subscription of securities issued by customers.

        During 2005, Banca OPI emphasized its financial consulting services offered to customers, mainly involving debt restructuring programs and the related promotion of derivative products.

        The year 2005 was also characterized by a significant focus on project finance activities in Italy and abroad. Total financing contracts stipulated by Banca OPI in 2005 exceeded €340 million, an increase of approximately 180% against €120 million 2004.

        The expansion of Banca OPI into international markets, with the availability of a dedicated structure from the end of 2004, was intensified during 2005, promoting, in collaboration with local Group offices, relationships and business with the bank's customers (regional entities, public companies and central administrations), particularly in Central-Eastern Europe.

  Significant Subsidiaries

        The following table sets forth the significant subsidiaries (as defined by Rule 1-02 of Regulation S-X) of the Group at December 31, 2005.

Name	Registered Offices	Ownership held by	%	Voting rights at shareholders' meeting %
Banca IMI	Italy	Sanpaolo IMI	100.00%	100.00%
Banca Opi	Italy	Sanpaolo IMI	100.00%	100.00%
Sanpaolo Banco di Napoli	Italy	Sanpaolo IMI	100.00%	100.00%
Eurizon Financial Group	Italy	Sanpaolo IMI	100.00%	100.00%
Assicurazioni Internazionali di Previdenza	Italy	Eurizon Financial Group	99.96%	99.96%
Banca Fideuram	Italy	Eurizon Financial Group	73.37%	73.43%

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

        Assicurazioni Internazionali di Previdenza A.I.P. is the Group's insurance company. It is active in: assurance, the casualty sector; life savings and investment products with the aim of identifying a trend in the product range that is coherent with the mission of protecting savings both through enriching the product insurance components and through investment duration profiles that are coherent with the insurance business.

        Banca Fideuram has a network of 4,151 financial planners and operates through its own specialized companies dedicated to asset management services.

        Eurizon is a holding company that controls Banca Fideuram, A.I.P. and Sanpaolo IMI Asset Management.

Italian Banking Regulation and Corporate Governance Principles

  Italian Banking Regulations—Overview

  Structure of the Italian Banking System

        During the 1990s, the Italian banking system underwent a reorganization and consolidation process as a consequence of changes in banking regulations as well as the competitive stimulus resulting from the liberalization of European financial markets and the introduction of the euro. The main steps in this evolution were the enactment of the Amato Law, the privatization process and the Legislative Decree No. 385 of September 1, 1993 (the "Consolidated Banking Law"), and Legislative Decree No. 58 of February 24, 1998 (the "Consolidated Securities Law").

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

        In accordance with Article 25 of the Ciampi Law, as amended by Law No. 212 of 2003, the deadline for the banking foundations to dispose of their control of banking institutions was extended to December 2005 (the Ciampi Law initially set the deadline for the disposals at June 2003). Moreover, the longer term of December 2008 was allowed for those banking foundations entrusting their stakes in banking institutions to asset management companies ("società di gestione del risparmio") charged with managing them independently. Moreover, banking foundations with net equity not in excess of €200 million or operations in Italian autonomous regions ("regioni a statuto speciale") are exempted from the requirement to dispose of their controlling stakes in banking institutions.

        Article 25 of the Ciampi Law has been recently amended further by Law 262/2005. Pursuant to the amendment, as of January 2006 instead of requiring a mandatory transfer of controlling shareholdings authorized by the applicable authority, Article 25 of the Ciampi Law prevents the banking foundation from exercising their voting rights for those shares exceeding 30% of the share capital with voting rights of a bank. The shares exceeding such threshold can be converted in shares without voting rights, by means of an extraordinary shareholders' meeting resolution.

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

  •
  the Minister of Economy and Finance. The Minister of Economy and Finance has broad powers in relation to banking and other financial activities, which include: setting definite eligibility standards for holders of equity interests of a bank; and the level of professional experience required from directors and executives of banks and other financial intermediaries. The Minister of Economy and Finance may also place banks in mandatory liquidation (liquidazione coatta amministrativa) or under extraordinary management (amministrazione straordinaria).

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

        The Bank of Italy supervises the banking institutions through its own auditing body, granting authorizations and examining the reports that banks are required to file on a regular basis. The main supervisory powers include: the review of financial statements and statistical data; the preliminary review of amendments to Bylaws; inspections; and verification of capital ratios, reserve requirements exposure limits. The Bank of Italy may also fine banks and their managers with administrative sanctions. Each year the Bank of Italy publishes a report on its supervisory activity.

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

        As a consequence of the Cirio and Parmalat defaults (see: Item 8. "Financial Information— B. Legal Proceedings" on page 174 below), there has been an intense debate on the regulatory framework applicable to banks.

        In this context, the Italian Parliament has recently enacted an important new law (Law n. 262 of December 28, 2005) which among many others, moves the antitrust powers related to the banking sector from the Bank of Italy to the Antitrust Authority, makes amendments to the powers of internal bodies of the Bank of Italy, fixes to a six year term, the duration of the appointment of the Bank of Italy's Governor.

        In this regard, it should be noted that the above mentioned law deals with many other different items, such as the corporate governance of listed joint stock companies, auditing and auditor's liability, transparency of foreign companies participated by or participating in Italian companies, banking foundations, conflicts of interest, investors protection, regulated markets and the introduction and reinforcement of penalties and administrative sanctions.

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

        In compliance with EU Directive 2002/87 and the Legislative Decree 142/2005 on financial conglomerates (and Basle 2, as defined in Item 11 of this annual report), insurance companies as of 2006 are to be included in the prudential supervisory area and are subject to additional capital adequacy requirements as it will be determined by the supervisory authority (see also "Financial Conglomerates" below).

        The adoption of IAS/IFRS entails that insurance companies are included in the scope of consolidation of Italian banking groups, while Italian GAAP only made reference to banking activities.

  Participation in the Share Capital of a Bank

        Pursuant to Section 19 of the Consolidated Banking Law, and in compliance with EU Directive 2000/12, the Bank of Italy's prior authorization is required in the event that acquisition of shares (together with the shares already held) reaches or exceeds 5% of the voting rights or leads to control over an Italian bank. Prior authorization by the Bank of Italy is also required when the 10%, 15%, 20%, 33% or 50% threshold of voting rights is triggered. The Bank of Italy may grant its authorization subject to conditions that are likely to ensure the sound and prudent management of the bank. In addition to the Bank of Italy's authorization, under the recently enacted Law n. 262/2005, in the above mentioned cases the Antitrust Authority's authorization is also required in relation to antitrust issues regarding the market.

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

        In November 2005, the Bank of Italy, in compliance with the Directive 2002/87 ECC and the Legislative Decree 142/2005, published some guidelines, requiring banks to deduct from primary and supplementary capital also shareholdings in insurance and reinsurance companies (including insurance holding companies) at least equal to 20% of the share capital with voting rights as well as those shareholdings in such companies intended to develop the shareholder's activity.

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

        On October 11, 2005 the proposal for a new directive (the "Capital Adequacy Directive") in order to implement the Basle 2 regulatory framework was definitively approved, even though it has not been published yet on the European Union Official Gazette. Each EU country is required to implement such directive by the end of 2006. During 2003, Sanpaolo IMI launched the Basle 2 Project, with the objective of preparing the Group for adoption of the Advanced Approaches from the date the new capital accord comes into effect. (See: Item 11. "Quantitative and Qualitative Disclosures about Market Risk—The Basle 2 Project" on page 195 below).

        Finally, it should also be noted that, under the above mentioned Bank of Italy's guidelines published in November 2005, the Bank of Italy has provided banks with instructions in order to mitigate the impact on regulatory capital of banks arising from the application of IAS/IFRS as of December 2005.

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

        In February 2000, the Bank of Italy introduced the possibility (subject to prior authorization) for banks to use their own internal models to calculate capital requirements to cover market risks. The models may use commodity position risk and total portfolio exchange rate risk. In 2000, certain other modifications to the regulatory framework on market risk concerning the calculation of commodity position risk and new methods of valuing options became effective. See: Part E, page F-119 to the Consolidated Financial Statements.

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

        A specific limit applies to loans to companies which are affiliated with banks (i.e., companies in which a bank holds a stake of 20% or more) and to loans to shareholders holding a stake of 15% or more in a bank: these exposures cannot exceed 20% of the bank's own funds as specified by the Bank of Italy regulations. In this regard, it is worth noting that stricter limitations have been recently provided by Law 262/2005 and the CICR in relation to broader categories of entities. The CICR guidelines are still to be implemented by the Bank of Italy.

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

        For a discussion of the Group's large exposures as of December 31, 2005 see: Item 3. "Key Information—B. Selected Statistical Information—Loan Portfolio—Loans by Category of Borrower" on page 20 above and Part E, Section B of Consolidated Financial Statements on page F-131.

  Medium- and Long-Term Credit and Funding Activity

        In consideration of the ability of the banking system to manage, the risks related to the imbalance of maturities and yields, on February 22, 2006, CICR decided to partially repeal the applicable regulations provided by the Ministry of Economy and Finance Decree N. 242632 of June 22, 1993.

        The new regulation does not exempt banks from the responsibility to adopt the appropriate measures in order to control and manage the above mentioned risks, included the risks related to liquidity and changes in maturities.

        In connection with funding activity, the regulations provide the opportunity for all banks to collect funds from the public in any form permitted by law. Banks are also permitted to use various financial instruments including bonds and certificates of deposit. The financial instruments may also be issued in the form of subordinated or perpetual debt for funding activities.

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

  Administrative and Accounting Organization and Internal Audit

        The Bank of Italy's regulatory supervision has, in recent years, focused on verifying the existence of conditions of efficiency and self-regulation of banking groups. The focus of the Bank of Italy led Italian banking groups to review their internal controls. The terminology used by the Bank of Italy, "Internal Control System", introduces a strong concept of innovation in the Italian regulatory system: no longer formal controls, but an integration of sub-systems of control which, operating in an integrated manner at all levels throughout the organization, can manage all kinds of risks. In this context, the internal audit department is required to focus on the organization structure. The structure must be designed to evaluate the capacity of the company to reach its given objectives with effectiveness and efficiency. Within Sanpaolo IMI, these responsibilities are assigned to the Internal Audit Department, which is independent from the operating structures and has free access—within its mandate—to data, archives and company assets. (See: Item 6. "Directors, Senior Management and Employees—C. Board Practices—Committee for Internal Control and Internal Audit Department" on page 158 below).

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

        In 1998, the regulations introduced by the Eurosim Law were reorganized within the framework of the Consolidated Securities Law. The Consolidated Securities Law that was recently revised as a result of important amendments to Italian corporate law and following new Law 262/2005 contains rules concerning the prudential supervision applicable to intermediaries that provide investment services (including the requirement to use guarantee systems as protection against crises) and to intermediaries that offer collective investment management services (mutual funds and open-end investments companies). In particular, the Bank of Italy is responsible for issues related to limitation of risk and financial stability while CONSOB is responsible for issues related to disclosure and proper business conduct. Other sections of the Consolidated Securities Law concern standards for organization and management of financial markets, centralized management of financial instruments, methods for soliciting investments and corporate governance of companies that have listed securities.

  Regulated Markets

        The organization and management of Italy's regulated markets is reserved to joint stock corporations: Borsa Italiana S.p.A. runs the Milan stock exchange (which includes the electronic equity market "MTA" or "telematico", (which is subdivided among the Blue Chip, Star and Ordinary segments), Nuovo Mercato and Mercato Expandi, the Securities Derivatives Market (SeDeX), the Italian Derivatives Market (IDEM), the After Hours Market, the MTF (which is a segment of the MTA dedicated to funds) and the Fixed Income Market (MOT and EuroMOT). In compliance with law 262/2005, CONSOB is entitled to prevent, within five days, the execution of Borsa Italiana decisions regarding the exclusion, admittance or suspension of financial instruments and market participants. All the Italian regulated markets are entered onto a list kept by CONSOB. CONSOB continues to exercise supervisory control over listed companies, intermediaries and the markets, as well as the correctness and intelligibility of information required of companies issuing listed securities and other forms of solicitation relating to securities. CONSOB is also empowered to verify compliance with the legislation regarding insider trading and to report infringements to the public prosecutors. In this regard, the Italian Parliament issued a law (Law n. 62 of April 18, 2005) on price-sensitive information and market abuse, amending the Consolidated Securities Law, in order to implement EU Directive 6 of January 28, 2003. The new law sets forth precautionary measures aiming at strengthening the level of protection and the proper use and disclosure of price-sensitive information.

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

        Because of the reform of Italian corporate law, an important provision had an impact on the liability regime related to dealing and brokerage of corporate bonds applicable to intermediaries. Under the new rules, with reference to private placements of corporate bonds, the intermediary that sells such corporate bonds to "retail" investors, carrying out dealing and brokerage services, is liable, where the amount of bonds issued exceeds a certain level, to such investors for the insolvency of the issuer. Under the new law 262/2005, a similar rule applies in relation to private placements related to financial products apart from the amount of the issuance. In such case the intermediary that sells financial products to "retail" investors is liable to the investors for the insolvency of the issuer for one year from the issuance unless the intermediary provides the investor with a document containing certain information set out by CONSOB. Such information is still to be determined by CONSOB.

        As for the legal framework regarding investment services, a European directive was enacted in 2004 (Directive 39 of April 21, 2004, the so-called MIFID Directive), repealing and replacing EU directive 93/22. The EU member states, Italy included, are required to implement the new regulations by January 31, 2007 and the provisions implemented by member states will be applicable as of November 1, 2007.

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

  Insurance activity

        As previously mentioned, banks are permitted to hold control shareholdings in insurance companies. Moreover, the adoption of IAS/IFRS entails that, unlike what was required by Italian GAAP, insurance companies are included in the scope of consolidation, from an accounting point of view, of Italian banking groups.

        The insurance activity is reserved to insurance businesses enrolled in a special register and is mainly regulated by the Legislative Decree No. 209/05, which has enacted the "Private Insurance Code".

        The Private Insurance Code, that repealed and replaced previous regulations, defines the role and the powers of the supervisory authorities and provides for the definition of insurance activity. Moreover, it contains provisions regarding, among others: the authorization of insurance activities, the acquisition of equity participation in insurance companies, insurance supervision (on an unconsolidated and consolidated basis), insurance brokerage, special bankruptcy procedures for insurance companies, transparency of contractual terms and applicable fines and sanctions.

        According to the Private Insurance Code, insurance activity is defined as taking and managing risks by an insurance undertaking.

        The insurance activity is divided into (i) non-life insurance activities (including, among others, accident insurance, health insurance and fire insurance) and (ii) life insurance activities (including insurance activities related to the human life span, to the marriage rate and birthrate, whose value can also be connected with the value of funds or other indexes). As a general rule, it is not allowed to carry on—both—life and non-life insurance activities, except for specific circumstances provided by the Private Insurance Code, and subject to the Isvap's (Istituto per la Vigilanza sulle Assicurazioni Private) prior authorization.

        The insurance activity is subject to the supervision of the Italian Ministry of Productive Activities and the Isvap (in compliance with the applicable EU directives), with the aim of granting the sound and prudent management of insurance and reinsurance undertakings, fair behavior of supervised entities, the overall stability and efficiency of the insurance system and protection of clients. Isvap's supervision is carried out on (i) insurance and reinsurance undertakings which carry out their activity in Italy, and (ii) insurance groups and financial conglomerates including insurance and reinsurance undertakings.

        With regard to supervision functions, Isvap has the general power to authorize insurance activity (subject to the existence of some specific requirements provided by the Private Insurance Code), to adopt general regulations, to make inspections and inflict sanctions.

        Isvap supervision is focused on, among others, insurance companies financial statements, review of amendments to bylaws, solvency ratios and reserves requirements and insurance companies internal control system.

        With regard to the participation in the share capital of the insurance undertakings, Isvap's prior authorization is required in the event that acquisition of shares (together with the shares already held) reaches or exceeds 5% of the voting rights or leads to control over an insurance company.

  Financial Conglomerates

        The Legislative Decree No. 142/05 implementing the Directive 2002/87/EEC regulates additional supervision (the "supplementary supervision") of banks, insurance undertakings and investment firms being part of a financial conglomerate.

        A "financial conglomerate" is a group which meets the following requirements:

  (a)
  a regulated entity (a bank, an insurance company, an investment firm) is at the head of the group or at least one of the subsidiaries in the group is a regulated entity;

  (b)
  where there is a regulated entity at the head of the group, it is either a parent company of an entity in the financial sector or an entity which holds a significant participation (20%) in an entity in the financial sector;

  (c)
  where there is no regulated entity at the head of the group, the group's activities mainly occur in the financial sector;

  (d)
  at least one of the entities in the group is within the insurance sector and at least one is within the banking or investment services sector;

  (e)
  the consolidated and/or aggregated activities of the entities in the group within the insurance sector and the consolidated and/or aggregated activities of the entities within the banking and investment services sector are both significant.

        The supplementary supervision on the regulated entities which are included in a financial conglomerate is aimed at safeguarding the stability of the whole conglomerate as well as the stability of the single entities being part of the financial conglomerate, whether or not they are regulated. It is also aimed at preventing the destabilizing effects upon the financial system arising from the difficulties affecting some of the companies of the financial conglomerate.

        Every financial conglomerate which is a subgroup of another financial conglomerate is subject to the supplementary supervision within that financial conglomerate.

        Based on the Legislative Decree No. 142/05, the Bank of Italy and Isvap, on November 16, 2005 entered into an agreement regulating the identification and the capital adequacy of financial conglomerates. This agreement, subsequently endorsed by CONSOB, points out seven different financial conglomerates in Italy and the authorities charged with the task of coordinator and with the supplementary supervision. According to such agreement, Sanpaolo IMI has been recognized as a financial conglomerate and the Bank of Italy as the Authority responsible for the activities of coordination and supplementary supervision on the regulated entities of the Sanpaolo IMI financial conglomerate.

        The supplementary supervision will be mainly focused on: (i) capital adequacy requirements, (ii) risk concentration, (iii) intra-group transaction and (iv) internal control systems.

        The main supervisory powers of the Authority that is responsible for carrying out supplementary supervision (the "Coordinator") include the following:

  (a)
  coordination of the gathering and dissemination of relevant or essential information in going concern and emergency situations among competent authorities;

  (b)
  supervisory overview and assessment of the financial situation of a financial conglomerate;

  (c)
  assessment of compliance with the rules on capital adequacy, risk concentration and intra-group transactions;

  (d)
  assessment of the financial conglomerate's structure, organization and internal control system;

  (e)
  planning and coordination of supervisory activities in going concern as well as in emergency situations, in cooperation with the relevant competent authorities involved.

  Corporate Governance

        The following is a discussion of Italian corporate governance regulatory framework. For a discussion of the comparative analysis between NYSE corporate governance standards and Sanpaolo IMI corporate governance practice see: Item 6. "Directors, Senior Management and Employees—C. Board Practices—Comparative Analysis between NYSE Corporate Governance Standards and Sanpaolo IMI Corporate Governance Practice" on page 160 below.

  Italian regulatory framework

        A specific section of the Consolidated Securities Law, recently revised by Law 262/2005, is devoted to the corporate governance of listed companies. This section contains, among others, provisions concerning both voluntary and mandatory tender offers; the disclosure of interests held by the shareholders, of interlocking interests and of shareholder agreements. The board of statutory auditors was given broader powers to examine the management of the company, and further measures to protect minority shareholders were added. In this regard, it is worth noting that Law 262/2005, amending the Consolidated Securities Law, requires one member of the board of directors be appointed by a minority list of shareholders and one member be independent (if the directors are more than seven) according to some specific requirements. The Consolidated Securities Law introduced a special system for the voting of proxies at the shareholders' meetings of listed companies and for the solicitation and collection of such proxies; CONSOB regulations specify the methods and procedures.

        In 1999, a committee, coordinated by the Chairman of Borsa Italiana (the "Committee") and composed of representatives of Italian banks, industries, insurance companies and associations of issuers and investors, prepared a Code of Self-Regulation for listed companies (the "Code"), a model of corporate governance that emphasizes the role and the responsibilities of the board of directors and ensures a balanced division of power among the executive and non-executive members of the board of directors, the auditing department and the relation with all the shareholders. The Code recommends the constitution within the board of directors of certain technical committees. According to the Code, the board of directors is required to appoint, within the board of directors itself, a committee for internal control (Comitato per il controllo interno). The purpose of such committee is to advise and make proposals. The committee for internal control is composed of non executive directors, the majority of which is independent. The chairman of the board of auditors or another auditor appointed by the chairman of the board of auditors participates in the committee's meetings. As for the composition, tasks and powers of the committee for internal control in Sanpaolo IMI; see: Item 6. "Directors, Senior Management and Employees—C. Board Practices—Committee for Internal Control and Internal Audit Department" at page 158 below.

        The importance of the Code, whose application is voluntary, was immediately acquired by the market. The Board of Directors of Sanpaolo IMI adhered to the Code in 2000. Borsa Italiana currently requires all companies applying for listing on MTA to submit a statement comparing their corporate governance model to the model of the Code. In 2002, the Committee revised the Code to reinforce the independence of the non-executive members of the Board of Directors, the correct handling of confidential information, the responsibility of the board of Directors for the internal control system and the compliance with criteria of substantial and procedural fairness with reference to the transactions with related parties. In March 2006, the Code was significantly revised and issuers are expected to be compliant with new provisions of the Code by the end of 2006.

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

  •
  The "single system" involves a board of directors with administrative tasks, appointed at the shareholders' meeting, plus a 'supervisory management board' within the board of directors itself. The supervisory management board is appointed by the board of directors unless otherwise provided by the Bylaws.

        Italian banks are not allowed to adopt the new corporate models provided by the Reform until new regulations on corporate governance and organization implementing the Reform are enacted by the Bank of Italy.

        In this regard, while CICR adopted (see CICR decision of August 5, 2004) a set of guidelines for the implementation of the Reform with respect to banks, the Bank of Italy has not yet enacted the related supervisory instructions.

        Sanpaolo IMI—whose corporate governance framework reflects the mandatory provisions of Italian corporate law and securities laws—is maintaining the "ordinary" system. The organizational structure of the Parent Bank is based on:

  •
  The shareholders' meeting;

  •
  The Board of Directors, which is responsible for the strategic direction of the Group and its ordinary and extraordinary administration (except for those powers expressly attributed to the exclusive responsibility of the shareholders' meeting) and which consists of executive and non-executive Directors;

  •
  The Technical Committees (among which are the Remuneration and Personnel Policies Technical Committee and the Committee for Internal Control, see: Item 6. "Directors, Senior Management and Employees—C. Board Practices" on page 157 below), consisting of Directors, as well as consultative and management functions designed to support the Board of Directors; and

  •
  The Board of Statutory Auditors (Collegio Sindacale) (see: Item 6. "Directors, Senior Management and Employees—A. Directors and Senior Management" on page 144 below).

D.    Organizational Structure

        See: Item 4. "C. Business Overview" on page 59 above.

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        The following discussion should be read in conjunction with the Consolidated Financial Statements included in this report, which have been prepared in accordance with EU GAAP and which differ in certain aspects from U.S. GAAP. For a summary of the significant differences between EU GAAP and U.S. GAAP, see: Part M, Section 1 and Section 2 of the Consolidated Financial Statements on pages F-214 and F-215, respectively. EU GAAP also differs in certain aspects from IFRS as published by IASB. For a reconciliation between our results of operations for the years ended December 31, 2004 and 2005 under EU GAAP and under IFRS as published by IASB, see Part M, Section 3 of the Consolidated Financial Statements on page F-223 below.

        As explained above under "Presentation of Financial Information", we first adopted EU GAAP on January 1, 2005. In connection with presenting our results of operations for the year ended December 31, 2004 for purposes of comparison with our results of operations for the year ended December 31, 2005, we elected the option available to us under IFRS 1 "First-time Adoption of International Financial Reporting Standards" to defer the first-time application of IAS 32, IAS 39 (financial instruments) and IFRS 4 (insurance contracts) to January 1, 2005 without restating our financial statements at and for the year ended December 31, 2004 to give effect to the three foregoing accounting standards. Consequently, comparable information at and for the year ended December 31, 2004 relating to financial instruments and insurance contracts covered by IAS 39 and IFRS 4 was prepared in accordance with Italian GAAP. In the tables presented in this section of this annual report, the line items for the year ended December 31, 2004 that were prepared in accordance with Italian GAAP are identified with the reference numbers from our Italian GAAP financial statements for the year ended December 31, 2004 and the abbreviation "It." The results of operations for the year ended December 31, 2004 relating to our insurance activities, which under Italian GAAP were consolidated at equity, are presented in this annual report using the same line items applicable to such activities in our financial statements for the year ended December 31, 2005.

        The Consolidated Financial Statements have not been reclassified in order to comply with the format required for the consolidated income statements and consolidated balance sheets of bank holding companies pursuant to Regulation S-X under the U.S. securities laws but have been presented in the same format as that used in the consolidated financial statements included in our annual report to shareholders prepared pursuant to Italian law (which we refer to as our Italian annual report).

Presentation of Results

        Except as discussed herein, in the following discussion, the comparison between our consolidated results of operations for the years ended December 31, 2004 and those for the year ended December 31, 2005 is based on our audited consolidated income statement. For what concerns the discussion of our consolidated results of operating, solely for purposes of discussing our net interest income, average interest spread and net interest margin, we also compare the results for the year ended December 31, 2005 with those for the year ended December 31, 2004 based on our reclassified consolidated income statement. The reclassified income statement presented as part of our net interest income discussion is derived from and reconciled to the audited income statement, and is prepared consistently with and as authorized by Italian law and regulations. The reclassified income statement also forms the basis of management's discussion and analysis of operating results in our Italian annual report. For what concerns the discussion of our results of operations by Business Sector, we compare the results for the year ended December 31, 2005 with those for the year ended December 31, 2004 based on our reclassified income statement. The reclassified income statement presented as part of our Business Segments discussion is derived from and reconciled to the audited income statement, and is prepared consistently with and as authorized by Italian law and regulations. For the year ended December 31, 2004, the reclassified income statement by Business Sector is EU GAAP compliant, reconstructed in conformity with IFRS 1 without application of IAS 32 and 39 (financial instruments) or IFRS 4 (insurance contracts) whose application date was determined to be January 1, 2005. The reclassified income statement is the only basis upon which management prepares operating results and projections by Business Sector. For purposes of strategic and operational planning, management prepares reclassified income statements broken down by Business Sector which provide more detailed information than that contained in the Consolidated Financial Statements. These Business Sector statements reflect the organizational structure of the Group and are based on the reclassified income statements that form the basis of management's discussion and analysis of the operating results in our consolidated Italian annual report. Since we believe the additional level of detail contained in our reclassified income statement by Business Sector is more informative to our shareholders, the discussion of our operating results by Business Sector in this report is based on the reclassified income statements. For the purposes of the discussion of the results of operations by Business Sector, the data for the year ended December 31, 2004 are on a proforma basis, assuming that the changes to the organizational structure affective as of July 18, 2005, had occurred as of January 1, 2004. See: Item 4. "Information on Sanpaolo IMI" on page 56. For a reconciliation between our audited income statement and our reclassified income statement see Item 5. "Operating and Financial Review and Prospects" on page 93 below.

General Factors Affecting Sanpaolo IMI's Business

  The International Economy

        In 2005, the global economy, though slowing in comparison with 2004, grew at a significant pace (4.8%), driven by the performance of the United States and many Asian countries, including China and India. After a temporary deceleration in the first months of 2005, world trade volumes picked up again towards the end of the year. At the same time, signs of strengthening in the Euro Zone (by which we mean the EU member states that have adopted the euro as their currency) and Japan's economic cycle and of softening in U.S. economic growth became more evident.

        Despite tensions in the crude oil market, which drove up consumer prices in many countries, on a global level, core inflation (excluding energy and food prices) remained well-contained. The high price of energy products did not translate into wage rises and expectations for medium-term inflation remained under control.

        The United States reported a solid economic performance in 2005. Gross Domestic Product grew at an annual rate of 3.5%, despite the sharp braking in production in the fourth quarter, the Federal Reserve's restrictive monetary policy and climactic troubles. The increase in households' disposable income—which also benefited from the increase in net worth due to the appreciation of real estate values—contributed to maintaining high levels of consumption, while strong earnings and cash flow supported corporate investments. However, the United States' public sector and foreign trade deficits were not corrected. In 2005, the public sector deficit represented 4.1% of GDP and the foreign trade deficit represented 6.4% of GDP.

        Price indices were affected by increased energy prices, and the average consumer price index increased by 3.5% in 2005. Tensions were more marked in the second half of the year, partially driven by production prices. As a result, the restrictive stance of the Federal Reserve was continued for longer than markets initially expected. As of December 2005, the policy rate had been gradually raised to 4.25%. All the same, long-term interest rates followed a different trend, which former chairman of the Federal Reserve Board, Alan Greenspan, described as a "conundrum". Despite an increase in short-term interest rates, in the first half of 2005, the 10-year benchmark rate fell from 4.5% to 4%, with a visible shrinking in term premiums, only to rise again to 4.5% in the second half of the year.

        Solid growth in the United States and progressive increases in interest rates by the Federal Reserve were the main drivers behind the U.S. dollar's strengthening against the yen and the euro during 2005. At the beginning of 2005, the euro-dollar exchange rate was €1=$1.30, whereas, at the end of December 2005 the exchange rate was €1=$1.19. However, the increasing public and current account deficits continued to be major factors pointing to a depreciation of the U.S. dollar in the medium term.

  The Euro Zone and the Italian Economy

        In 2005, the Euro Zone grew at a slower than expected rate of 1.3% despite a recovery in the second half of the year, when the depreciation of the euro and historically favorable financing conditions led to a positive trend in exports and a gradual upturn in investments. Overall, internal demand remained subdued as consumption was still very modest.

        Among Euro Zone members, Germany and Italy had the lowest growth rates, 0.9% and 0.1%, respectively, in 2005. The economic performance of the two countries was largely affected by the weakness of domestic demand. France and Spain showed livelier trends with growth rates of 1.4% and 2.7%, respectively, due to the positive dynamics of household consumption, which was sustained by a large increase in real estate prices.

        Public sector deficits throughout the Euro Zone were stable at approximately 3% of GDP with an overall trend towards matching the Maastricht parameters. Among Euro Zone countries, public sector net debt reached 67.5% of GDP in Germany and 67.3% of GDP in France.

        Inflation in 2005 was 2.2%, only slightly lower than in 2004, sustained by the extensive rise in oil prices. The European Central Bank ("ECB") raised the policy rate to 2.25% in December 2005, the first such increase in 30 months.

        The stagnation of the Italian economy in 2005 was largely due to a negative contribution from foreign demand, a decrease in gross fixed investments and a flat trend in household consumption. A change in inventories, increased residential investments and an increase in public spending made positive contributions. In terms of value added, the services and construction sectors contributed positively, balancing the negative contribution of the manufacturing sector. Although the annual growth rate for industrial production was negative (a decrease of 0.8%), overall it showed a recovering trend from the lows seen at the beginning of 2005. The competitive difficulties experienced by some "Made in Italy" sectors were reflected in the poor performance of exports in real terms (an increase of 0.3%), despite the expansion of international trade volume.

        From the information available so far, the financial deficit of the Italian public administration is estimated to have deteriorated from 3.4% in 2004 to 4.1% in 2005, due especially to a slower growth in revenues caused by the weakness of the economic cycle. At the same time, Italy's public debt, as a percentage of GDP, is estimated to be 106.3%, 2.4 percentage points higher than in 2004.

        The rate of inflation in Italy was 1.9% in 2005. The inflationary trend in energy prices was partially mitigated by moderate price increases in non-energy goods.

  The Italian Banking Sector

        In 2005, the weakness of the economy was not a constraint on Italian banking loan dynamics, which increased at a rate higher than nominal GDP.

        Loans increased by 7.7% in 2005 compared with 5.5% in 2004. The overall trend was sustained by a significant increase in household loans (an increase of 11.7%). Mortgages, still in considerable expansion (an increase of 17.4%), were encouraged, on the one hand, by the substantial increases in prices in the real estate market and, on the other hand, by particularly favorable financing conditions. Consumer credit, while continuing to account for a small part of total household debt (below the average of the principal European economies), increased at a sustained pace (an increase of 16.3%).

        Loans to non-financial companies showed, on the whole, a smoother trend (an increase of 5.1%), paying heavily for the stagnation of manufacturing activity and large corporate sector cash flow. Among the various business sectors, loans to services, including real estate services, and to public works showed the most significant growth. During the year the financing of merger and acquisition transactions, especially in the telecommunications sector, showed an increase. In 2005, the composition of loans by duration again showed a clear difference between the medium/long term (an increase of 10.8%) and the short term (an increase of 0.5%). This can be explained by the increase in household residential mortgages, the high volume of liquidity and the ongoing process of restructuring the maturity profile of corporate debt. In 2005, non-performing loans decreased by 32.8%. The main risk ratios (including the net non-performing loans/net loans ratio) reflected the improvement in credit quality.

        The evolution of asset management enjoyed the positive effects of a broad revaluation of share prices in 2005. The climate of uncertainty that characterized 2005 was reflected in a significant increase in liquidity and prudent financial investments by households. In this context, bank funding increased by 7.9% due to the contribution of total deposits (an increase of 7.3%) and bonds, which continued to grow considerably (an increase of 8.8%).

        With money market reference rates remaining substantially stable, the average cost on banks' interest-bearing liabilities in 2005 remained at the levels of year-end 2004. On the other hand, the average yield on banks' interest-earning assets continued to decrease, especially for the household sector. At the end of 2005, the short-term interest spread on household and non-financial company loan rates was 18 basis points lower than at year-end 2004.

  The International and Italian Equity Markets

        The main international share indices reflected an alternating trend in the first nine months of 2005 before ending the year with a net gain compared to 2004. The S&P 500 gained 3%, the Nikkei 40.2%, the DJ Euro Stoxx 23% and the Mibtel 13.8%. Globally, equity markets benefited largely from two factors: a positive trend in corporate earnings, generated not only by cost reductions but also—especially in the United States—by increases in operating revenues and the particularly low level of nominal and real interest rates.

        Owing to the recovery of prices, the stock market capitalization of Italian companies listed on domestic exchanges rose to €677 billion in 2005, a strong increase also as a percentage of GDP (49% at year-end 2005 compared with 43.1% at year-end 2004). There were 15 new listings in Italy in 2005 compared to eight in 2004. Capital raised through public offerings in 2005 amounted to €6.8 billion compared to €12 billion in 2004, on the basis of 18 transactions, the same as the previous year. The total funds raised by listed companies through capital increases, on the other hand, rose to €12 billion in 2005 compared with €3.3 billion in 2004, on the basis of 23 transactions compared to 28 in 2004. The average daily value of shares traded was €3.73 billion in 2005 compared with €2.9 billion in 2004.

  The Italian Asset Management Sector

        Despite a scenario characterized by uncertain economic conditions, a considerable increase in real estate prices and a prudent attitude by Italian households in favor of lower-risk financial investments, the asset management sector grew at a higher rate in 2005 than in 2004. At December 31, 2005, the value of investment funds managed by Italian intermediaries was €585 billion, an increase of 8.8% compared with year-end 2004. The increase was due to a positive revaluation of share and bond prices and to investment inflows. As of December 31, 2005, there was a net inflow of funds totalling €8.4 billion. The year-end data showed a particularly large outflow for equity and liquidity funds (a decrease of €14 billion).

A.    Results of Operations for the Two Years Ended December 31, 2005

1.     Changes in the Scope of Consolidation

        All the Italian and foreign entities in which Sanpaolo IMI holds, directly or indirectly, more than 50% of the voting rights or is exposed to the majority of the risks and obtains the majority of benefits, with the exception of certain minor subsidiaries which are not material, are fully consolidated. The scope of full consolidation specifically includes entities engaged in banking, financial and related activities that are part of the Sanpaolo IMI banking group as recorded in the Bank of Italy register in compliance with Article 64 of Legislative Decree No. 385 of September 1, 1993; subsidiaries engaged in activities other than banking, financial or related activities; and entities which expose the Group to the majority of risks and rewards.

        All Italian and foreign entities which are jointly controlled with other shareholders and entities over which Sanpaolo IMI exercises significant influence by holding, directly or indirectly, between 20% and 50% of the voting rights, are consolidated under the equity method. Under this method, our proportional share of the net profits or losses of these entities is included in the Consolidated Financial Statements. An entity is considered subject to joint control where agreements exist to the effect that all material administrative, financial and management decisions require the consent of all the parties sharing control over the entity.

        The individual entities' financial statements used for consolidation purposes are those prepared at December 31, 2005 and approved by the individual entities' Board of Directors, subject to consolidation adjustments where necessary. The valuation of investments using the equity method was made on the basis of the latest reports or financial statements available. For a more detailed explanation of the basis on which we consolidate subsidiaries and other entities, see Part A.1, Section 3 of the Consolidated Financial Statements on page F-16 below.

        There were no material changes in the Group's scope of full consolidation in the year ended December 31, 2005 compared with 2004. For details of the Group's scope of full end equity consolidation, see Part B, Section 10 of the Consolidated Financial Statements on page F-48 below.

2.     Year Ended December 31, 2005 Compared with Year Ended December 31, 2004

  Overview

        For the year ended December 31, 2005, our principal income margins (being the difference between income and expenses of the main income components) increased compared with 2004. Our net result of financial and insurance activities increased by €2,420 million, or 45.8%, to €7,706 million in 2005 compared to €5,286 million in 2004. However, to make the comparison more meaningful, other net income from insurance activities in the amount of €1,831 million should be added to the net result of financial and insurance activities for 2004, for a total of €7,117 million. On this basis, the increase in 2005 amounted to €589 million, or 8.3%, compared to 2004, primarily due to a 21.5% increase in net interest income, a 6.0% increase in net commissions and a 12.1% decrease in impairment losses on loans and financial assets.

        Our operating profit before tax from continuing operations increased by €878 million, or 40.9%, to €3,023 million in 2005 compared to €2,145 million in 2004. This increase reflected our successful containment of operating expenses, which remained substantially stable, as well as a decrease in net provisions for risks and charges.

        The net profit attributable to equity holders of the Parent Bank was €1,983 million in 2005, an increase of €536 million, or 37.0% compared to €1,447 million in 2004. This increase was reflected in an improvement in our return on equity, or RoE, calculated as the ratio of net profit for the year to net shareholders' equity (excluding profit for the year) at the end of the year, which increased to 17.2% in 2005 from 13.3% in 2004.

  Net Interest Income

        The following table sets forth the components of the Group's net interest income for the years ended December 31, 2005 and December 31, 2004, based on the Audited Consolidated Income Statement.

Audited Consolidated Income Statement

		Year ended December 31,
		2005	2004(1)
		(millions of €)
10.	Interest income and similar revenues	8,235
10 It.	Interest income and similar revenues(2)		7,196
20.	Interest expense and similar charges	(3,786)
20 It.	Interest expenses and similar charges(2).		(3,534)

	Net interest income	4,449	3,662

(1)
EU GAAP in conformity with IFRS 1 without the application of IAS 32, IAS 39 and IFRS 4, whose transition date is deemed to be January 1, 2005.

(2)
Item presented in accordance with Italian GAAP format.

        In 2005, net interest income increased by €787 million, or 21.5%, to €4,449 million compared with €3,662 million in 2004. This increase was primarily due to the reclassification of the results of our insurance activities, which produced net interest income of €702 million in 2005. In 2004, the net interest income attributable to our insurance activities, was included in other net income from insurance activities.

        The positive impact of the reclassification of our insurance activities on net interest income in 2005 was partially offset by the results of Banca IMI, whose net interest income decreased by €47 million, or 39.8%, to €71 million in 2005 compared to €118 million in 2004. This decrease was due to an increase in Banca IMI's financing needs for non-interest-bearing securities, attributable to an increase in its equity arbitrage activities as a result of changed market conditions. Banca IMI's net interest income is related to securities dealing activities rather than banking activities. Management believes that excluding the impact of Banca IMI's net interest income is relevant for a better understanding of the components and the reasons for the year-on-year changes in net interest income from the Group's banking activities. Excluding the net interest income of Banca IMI and our insurance activities, and taking into consideration certain other related adjustments, as shown in our reclassified income statement and average balance sheet discussed below, the Group's net interest income related to banking activities increased by €119 million or 3.3%, to €3,724 million in 2005 compared to €3,605 million in 2004.

        Both components of net interest income, interest income and interest expense, increased in 2005 compared with 2004. Interest income increased by €404 million, or 6.0%, to €7,096 million in 2005 from €6,692 million in 2004, due to an increase in the average balance of interest-earning assets, partly offset by a decrease in the average yield on interest-earning assets from 4.24% in 2004 to 4.14% in 2005. Interest expense increased by €285 million, or 9.2%, to €3,372 million in 2005 from €3,087 million in 2004. This was primarily due to an increase in the average balance of interest-bearing liabilities and, to a lesser extent, an increase in the average cost of interest-bearing liabilities from 2.03% in 2004 to 2.05% in 2005.

  Average Balances and Interest Rates

        The following tables show, on the basis of Sanpaolo IMI's reclassified financial statements, the average balances and interest rates by category and by currency of the Group's interest-earning and non-interest-earning assets and its interest-bearing and non-interest-bearing liabilities in each case related to our banking activities, for the years ended December 31, 2005 and 2004. Loans and other interest-earning assets are presented net of any write-offs and any allowance for probable loan losses. For purposes of these tables: (i) average balances have been determined based on daily figures for interest-earning assets and interest-bearing liabilities of Sanpaolo IMI, Sanpaolo Banco di Napoli, Banca OPI, Banca Popolare dell'Adriatico, Cassa di Risparmio di Padova e Rovigo, Cassa di Risparmio di Venezia, Cassa di Risparmio in Bologna, and Friulcassa, and on monthly figures for all the other assets and liabilities of the Group (management believes that the average figures below present substantially the same trend as would be presented by daily averages); (ii) interest income and expense in the following tables vary from the amounts presented in the Consolidated Financial Statements (see footnotes to tables below for further details); and (iii) tax-exempt income has not been calculated on a tax-equivalent basis because the effect of such calculations would not be significant.

	Year ended December 31,
	2005			2004(1)
	Average balance	Interest(2)	Average yield(3)	Average balance	Interest(2)	Average yield(3)
	(millions of €, except percentages)
Assets:
Interest-earning assets
Interest-earning deposits and loans to credit institutions	20,055	541	2.70%	14,812	292	1.97%
—Euro	9,863	238	2.41%	10,355	200	1.93%
—Non Euro	10,192	303	2.97%	4,457	92	2.06%
Reverse repurchase agreements	6,475	145	2.24%	7,721	155	2.01%
—Euro	5,574	116	2.08%	6,976	143	2.05%
—Non Euro	901	29	3.22%	745	12	1.61%
Trading account securities and investments	17,533	513	2.93%	16,512	508	3.08%
—Euro	15,597	436	2.80%	14,344	445	3.10%
—Non Euro	1,936	77	3.97%	2,168	63	2.91%
Loans and leases to non-credit institutions	126,429	5,869	4.64%	117,962	5,703	4.83%
—Euro	120,905	5,640	4.66%	112,130	5,485	4.89%
—Non Euro	5,524	229	4.15%	5,832	218	3.74%
Other interest-earning assets from Banco di Napoli(4)	722	28	3.88%	938	34	3.62%
Total banking interest-earning assets	171,214	7,096	4.14%	157,945	6,692	4.24%
—Euro	152,661	6,458	4.23%	144,743	6,307	4.35%
—Non Euro	18,553	638	3.44%	13,202	385	2.92%
Investment banking assets	31,759			24,555
Insurance business assets	45,028			37,728
Total non-banking interest-earning assets	76,787			62,283
Non-interest-earning assets	19,550			25,735

Total assets	267,551			245,963

(1)
EU GAAP in conformity with IFRS 1 without the application of IAS 32, IAS 39 and IFRS 4, whose transition date is deemed to be January 1, 2005.

(2)
Total interest income varies by €1,139 million and €504 million from total interest income as shown in the Consolidated Financial Statements for the years ended December 31, 2005 and 2004, respectively, due to the following differences:

•
the reclassification of interest income of A.I.P. that relates to insurance activities of €815 million in 2005;

•
the reclassification of interest income of Banca IMI that relates to securities dealing activities of €770 million and €552 million in 2005 and 2004, respectively;

•
the reclassification of interest income on derivative contracts hedging interest rate risk, which in the Consolidated Financial Statements are netted together, but which in the above table are netted against interest income of the respective assets or liabilities hedged by the derivatives and the effect of the intra-Group eliminations between our insurance business, Banca IMI and other Group companies. These reclassifications decreased interest income by €398 million in 2005 and by €8 million in 2004; and

  •
  the reclassification of interest written off in previous years and recovered during the year of €48 million and €40 million in 2005 and 2004, respectively, which in the Consolidated Financial Statements are included in "Impairment losses/write-backs to loans".

(3)
Represents interest income as a percentage of average interest-earning assets.

(4)
This line item comprises the credits from SGA. SGA is the company established to recover non-performing loans of Banco di Napoli. See Part B, Section 7 of the Consolidated Financial Statements on page F-44.

	Year ended December 31,
	2005			2004(1)
	Average balance	Interest(2)	Average rate(3)	Average balance	Interest(2)	Average rate(3)
	(millions of €, except percentages)
Liabilities and Shareholders' Equity:
Interest-bearing liabilities
Deposits, short-term borrowings and medium and long-term debt from credit institutions	29,357	795	2.71%	21,680	499	2.30%
—Euro	19,808	479	2.42%	15,442	373	2.42%
—Non Euro	9,549	316	3.31%	6,238	126	2.02%
Short-term borrowings and medium- and long-term debt from non-credit institutions	76,899	849	1.10%	70,580	712	1.01%
—Euro	68,254	592	0.87%	65,943	608	0.92%
—Non Euro	8,645	257	2.97%	4,637	104	2.24%
Repurchase Agreements	10,466	212	2.03%	8,332	172	2.06%
—Euro	10,466	212	2.03%	8,332	172	2.06%
—Non Euro	—	—		—	—
Securities and subordinated liabilities(4)	48,119	1,516	3.15%	51,434	1,704	3.31%
—Euro	47,533	1,491	3.14%	49,941	1,677	3.36%
—Non Euro	586	25	4.27%	1,493	27	1.81%
Total banking interest-bearing liabilities	164,841	3,372	2.05%	152,026	3,087	2.03%
—Euro	146,061	2,774	1.90%	139,658	2,830	2.03%
—Non Euro	18,780	598	3.19%	12,368	257	2.08%
Investment Banking	31,305			23,591
Insurance business	43,833			36,715
Total non-banking interest- bearing liabilities	75,138			60,306
Other liabilities	14,613			21,709
Minority interest	200			187
Total non-interest-bearing liabilities	14,813			21,896
Shareholders' equity:
Common shares	5,215			5,181
Other shareholders' equity	7,544			6,554
Total shareholder's equity(5)	12,759			11,735

Total liabilities and shareholders' equity	267,551			245,963

(1)
EU GAAP in conformity with IFRS 1 without the application of IAS 32, IAS 39 and IFRS 4, whose transition date is deemed to be January 1, 2005.

(2)
Total interest expense varies by €414 million and €447 million from total interest expense as shown in the Consolidated Financial Statements for the years ended December 31, 2005 and 2004 respectively, due to the following differences:

•
the reclassification of interest expense of A.I.P. that relates to insurance activities of €113 million in 2005;

•
the reclassification of interest expense of Banca IMI that relates to securities dealing activities of €699 million and €434 million in 2005 and 2004, respectively; and

•
the reclassification of interest expense on derivative contracts hedging interest rate risk, which in the Consolidated Financial Statements are netted together, but which in the above table are netted against interest expense of the respective assets or liabilities hedged by the derivatives and the effect of intra-Group eliminations between our insurance business, Banca IMI and other Group companies. These reclassifications decreased interest expense by €398 million in 2005 and increased interest expense by €13 million in 2004.

(3)
Represents interest expense as a percentage of average interest-bearing liabilities.

(4)
Represents senior and subordinated debt issued by the Group.

(5)
Average shareholders' equity includes net income.

  Change in Net Interest Income—Volume and Rate Analysis

        The following table shows the allocation, by category of interest-earning assets and interest-bearing liabilities and by currency, of changes in the Group's net interest income due to changes in average volume, changes in average rate and changes in both average volume and average rate for the year ended December 31, 2005 compared to the year ended December 31, 2004.

	Year ended December 31, 2005/2004(1)
	Increase/(decrease) due to changes in
	Volume(2)	Rate(3)	Volume/ Rate(4)	Net change(5)
	(millions of €)
Interest Income
Interest earning assets
Interest-earning deposits and loans to credit institutions	103	108	38	249
—Euro	(9)	50	(3)	38
—Non Euro	118	41	52	211
Reverse repurchase agreements	(25)	18	(3)	(10)
—Euro	(29)	2	—	(27)
—Non Euro	3	12	2	17
Trading account securities and investment(5)	31	(25)	(1)	5
—Euro	39	(43)	(5)	(9)
—Non Euro	(7)	23	(2)	14
Loans and leases to non-credit institutions	409	(224)	(19)	166
—Euro	429	(258)	(16)	155
—Non Euro	(12)	24	(1)	11
Other interest-earning assets from Banco di Napoli(6)	(8)	2	—	(6)
Total interest income	563	(158)	(1)	404
—Euro	345	(188)	(6)	151
—Non Euro	156	69	28	253

Interest Expense
Interest bearing liabilities
Deposits, short-term borrowings and medium-and long-term debt from credit institutions	177	89	30	296
—Euro	106	—	—	106
—Non Euro	67	80	43	190
Short-term borrowings and medium- and long-term debt from non-credit institutions	64	64	9	137
—Euro	21	(33)	(4)	(16)
—Non Euro	90	34	29	153
Repurchase agreements	44	(2)	(2)	40
—Euro	44	(2)	(2)	40
—Non Euro	—	—	—	—
Securities and subordinated liabilities(7)	(110)	(82)	4	(188)
—Euro	(81)	(110)	5	(186)
—Non Euro	(16)	37	(23)	(2)
Total interest expense	260	30	(5)	285
—Euro	130	(182)	(4)	(56)
—Non Euro	133	137	71	341

(1)
2004 figures are EU GAAP in conformity with IFRS 1 without the application of IAS 32, IAS 39 and IFRS 4, whose transition date is deemed to be January 1, 2005.

(2)
Represents the average balance for the year minus the average balance for 2004, multiplied by the average yield for 2004.

(3)
Represents the average yield for the year minus the average yield for 2004, multiplied by the average balance for 2004.

(4)
Represents the difference between net change and the sum of volume and rate.

(5)
Represents interest for the year minus interest for the previous year.

(6)
Consists of the receivable from SGA. SGA is the company established to recover non-performing loans of Banco di Napoli. See: Part B, Section 7 of the Consolidated Financial Statements on page F-44 below.

(7)
Represents senior and subordinated debt issued by the Group.

        The average balance of the Group's interest-earning assets related to banking activities increased by €13,269 million, or 8.4%, in 2005 compared to 2004. This increase was primarily due to:

  •
  an increase of €8,467 million, or 7.2%, in loans and leases to non-credit institutions, the largest component of our interest-earning assets, to €126,429 million in 2005 compared to €117,962 million in 2004. This increase reflected increases in both short-term and medium- /long-term loans, which, based on year-end balances increased by 8% and 11.6% respectively. In the medium-/long-term segment, mortgage loans to households increased steadily in 2005, confirming the positive performance of lending in the Retail and Private Business Area. The increase in loans and leases to non-credit institutions was also due to an increase of loans to the public works and infrastructure sector, made by Banca OPI, which is part of the Corporate Business Area;

  •
  an increase of €5,243 million, or 35.4%, in deposits and loans to credit institutions, to €20,055 million in 2005 compared to €14,812 million in 2004. This increase reflected an increase in our short-term borrowings and medium- and long-term loans from credit and non-credit institutions, which were only partly allocated to loans and leases to non credit-institutions. The resulting temporary excess liquidity was allocated to inter-bank deposits and contributed to the financing of the investment banking activities of Banca IMI; and

  •
  an increase of €1,021 million, or 6.2%, in trading account securities and investments to €17,533 million in 2005 from €16,512 million in 2004, primarily attributable to (i) Banca OPI's financing activities, including the purchase of bonds issued by the public sector (principally local authorities in Italy and foreign governments and agencies) and by companies operating in the financing and construction of public works; and (ii) an increase in securities held by the Parent Bank due to treasury and liquidity needs and for investment purposes.

        The average balance of the Group's interest-bearing liabilities related to banking activities increased by €12,815 million, or 8.4%, in 2005 compared with 2004. This increase was primarily due to:

  •
  an increase of €6,319 million, or 9.0%, in short-term borrowings and medium- and long-term debt from non-credit institutions, the largest component of our interest-bearing liabilities, to €76,899 million in 2005 compared to €70,580 million in 2004. This increase was primarily attributable to increases in current accounts and deposits (which, based on year-end balances, increased by 9.8%) and commercial paper (which, based on year-end balances, increased by 87.9%), both reflecting a market preference for greater liquidity. Certificates of deposit also increased by 49.4% (based on year-end balances), primarily due to U.S. dollar-denominated CD's issued by foreign branches of the Group; and

  •
  an increase of €7,677 million, or 35.4%, in deposits, short-term borrowings and medium- and long-term debt from credit institutions to €29,357 million in 2005 compared to €21,680 million in 2004. This increase was primarily attributable to our increased lending to non-credit institutions, which our Treasury division determined to fund in the inter-bank market to compensate for a net deficit in short-term liquidity.

        The difference between the average balance of non-interest-bearing liabilities (€14 ,813 million and €21,896 million at, respectively, December 31, 2005 and 2004) related to banking activities and shareholders' equity (€12,759 million and €11,735 million at, respectively, December 31, 2005 and 2004) on the one hand and the average balance of non-interest-earning assets related to banking activities (€19,550 million and €25,735 million at, respectively, December 31, 2005 and 2004) on the other hand, which we refer to as the funding imbalance, was €8,022 million in 2005 compared to €7,896 million in 2004, an increase of €126 million or 1.6%. This increase, which positively affected the net interest income, was due to an increase in the amount of non-interest-bearing liabilities available to fund interest-earning assets.

Reclassified Consolidated Income Statement

		Year ended December 31,
		2005	2004
		(millions of €)
10.	Interest income and similar revenues	8,235
10 It	Interest income and similar revenues(1)		7,196
20.	Interest expense and similar charges	(3,786)
20 It.	Interest expenses and similar charges(1)		(3,534)
	Write-backs of interest(2)	48	40
	Interest margin of Banca IMI Group(3)	(71)	(118)
	Reclassifications related to derivatives		21
	Interest margin of insurance sector(4)	(702)

	Net interest income	3,724	3,605

(1)
Items presented in accordance with Italian GAAP format.

(2)
Reclassification of write-backs of interest on loans previously written off from item 130(a) Net adjustments/write-backs to loans.

(3)
Reclassification of (positive)/negative net interest income of Banca IMI Group to "Profits (losses) on financial transactions and investment income" as it is related to securities dealing activities rather than banking activities.

(4)
Reclassification of (positive)/negative net interest income of insurance sector to "income from insurance business."

  Average Interest Spread and Net Interest Margin

        The following table shows the Group's average yield, net interest margin and average interest spread, based on our reclassified financial statements and including the effect of hedging (see footnote 2 to the "Assets" table of our average balance sheet on page 100 above), for the years ended December 31, 2005 and 2004, in each case related to our banking activities.

	Year ended December 31,
	2005	2004(1)
	(percentages)
Average yield(2)	4.14%	4.24%
—Euro	4.23%	4.36%
—Non Euro	3.44%	2.92%
Net interest margin(3)	2.18%	2.28%
—Euro	2.41%	2.40%
—Non Euro	0.21%	0.97%
Average interest spread(4)	2.09%	2.21%
—Euro	2.33%	2.33%
—Non Euro	0.25%	0.84%

(1)
EU GAAP in conformity with IFRS 1 without the application of IAS 32, IAS 39 and IFRS 4, whose transition date is deemed to be January 1, 2005.

(2)
Represents interest income as a percentage of average interest-earning assets.

(3)
Represents net interest income as a percentage of average interest-earning assets.

(4)
Represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.

        Our average interest spread relating to banking activities decreased by 12 basis points to 2.09% in 2005 compared to 2.21% in 2004, and our average interest spread relating to banking activities on customer transactions, including securities and subordinated liabilities, decreased by 10 basis points to 2.75% from 2.85%. These decreases were primarily due to (i) a decrease in the average yield on loans and leases to non-credit institutions to 4.64% in 2005 from 4.83% in 2004, and (ii) an increase in the average cost of short-term borrowings and medium-and long-term debt from non-credit institutions to 1.10% in 2005 from 1.01% in 2004. The decrease in the average yield on loans and leases to non-credit institutions was primarilly due to an excess supply of lending in the market and increased competition. The increase in the average cost of short-term borrowings and medium-and long-term debt from non credit institutions was primarilly due to increased corporate liquidity that led to an increase in corporate deposits, which bear higher interest rates than other deposits. Our net interest margin decreased to 2.18% in 2005 from 2.28% in 2004 because the average balance of interest earning assets increased at a higher rate than our net interest income.

  Net Commission Income

        The following table sets forth the acomponents of the Group's net commission income for the years ended December 31, 2005 and December 31, 2004, based on the audited Consolidated Income Statement.

Audited Consolidated Income Statement

		Year ended December 31,
		2005	2004(1)
		(millions of €)
40.	Commission income	4,166
40 It.	Commission income(2)		3,980
50.	Commission expense	(758)
50 It.	Commission expense(2)		(764)

	Net commission income	3,408	3,216

(1)
EU GAAP in conformity with IFRS 1 without the application of IAS 32, IAS 39 and IFRS 4, whose transition date is deemed to be January 1, 2005.

(2)
Item presented in accordance with Italian GAAP format.

        In 2005, net commission income increased by €192 million, or 6.0%, to €3,408 million compared to €3,216 million in 2004. This increase was primarily due to an increase in net commissions from management, dealing and advisory services, partially offset by net commission expenses attributable to our insurance activities.

        Net commissions from management, dealing and advisory services, which represented 60.5% of the total net commissions, increased by €201 million, or 10.8%, to €2,062 million in 2005 from €1,861 million in 2004. This increase was primarily due to:

  •
  an increase of €177 million, or 10.9%, in net commissions from asset management to €1,800 million in 2005 from €1,623 million in 2004.

  •
  an increase of €24 million, or 10.1%, in net commissions from securities dealing and safekeeping, and currency dealing, to €262 million in 2005 from €238 million in 2004. Advisory fees of €39 million linked to Banca IMI's role as financial advisor in the buy-out of the Italian mobile network Wind, were the main component of this increase.

        This increase reflected primarily (i) the positive performance of the financial markets, such as the Comit index, which rose by 13.8% since the end of 2004, thus continuing the positive trend of the previous two years; and (ii) a change in the mix of assets attributable to the orientation of customers towards investments with a higher equity component, particularly fund-based portfolio management and insurance products. This trend was reflected in an increased reallocation of money market assets to products with higher added value, both in terms of portfolio management and protection of capital and security; and

        Among the other components of net commissions, net commissions from loans and guarantees increased by €17 million, or 4.8%, to €372 million in 2005 from €355 million in 2004, and net commissions from collection and payment services increased by €10 million, or 4.1%, to €256 million in 2005 from €246 million in 2004. The increases in net commissions from loans and guarantees and collection and payment services were primarily due to a combination of increased transaction columns and the introduction of a wider range of services to meet customer requirements.

        Other net commissions increased by €2 million, or 0.8%, to €266 million in 2005 from €264 million in 2004, primarily due to commissions received on tax collection services of €60 million in accordance with a regulation that provides for a fixed contribution to be received by the companies authorized to collect taxes on behalf of the government.

        In 2005, we incurred net commission expenses of €68 million from our insurance activities. These expenses were primarily related to index-linked financial products underlying certain of our trading assets.

        In addition, net commissions from deposit and current accounts decreased by €8 million, or 1.5%, to €520 million in 2005 from €528 million in 2004, primarily due to a decrease in the number of new current accounts opened in 2005.

  Other Banking Income

        The following table sets forth the Group's net income from: (i) dividends and other revenues; (ii) financial trading activities; (iii) fair value adjustments from hedge accounting; (iv) sales or repurchases of loans, financial assets and liabilities; and (v) financial assets and liabilities designated at fair value for the years ended December 31, 2005 and December 31, 2004, based on the audited Consolidated Income Statement.

        Pursuant to our election under IFRS 1 concerning the application of IFRS 4 to insurance contracts, the results for the year ended December 31, 2004 in the table below do not include all the results related to our insurance activities, but only those representing technical income, primarily from the life insurance business, gross of administrative costs in accordance with Italian GAAP. Since the results for the year ended December 31, 2005 reflect the full application of EU GAAP, which led to significant changes in the component line items of other banking income, these results are not meaningfully comparable to those for the year ended December 31, 2004. Consequently, except for dividends and other revenues, the discussion that follows below reviews the results of the two years separately.

Audited Consolidated Income Statement

		Year ended December 31,
		2005	2004(1)
		(millions of €)
	Net interest income	4,449	3,662
	Net commission income	3,408	3,216
70.	Dividends and other revenues	475
30 It.	Dividends and other revenues(2)		152
80.	Profits (Losses) on financial trading activities	104
90.	Fair value adjustments from hedge accounting	(4)
100.	Profits (Losses) from sale or repurchase of:	394
	a) Loans	57
	b) available-for-sale financial assets	347
	c) held to maturity investments	—
	d) financial liabilities	(10)
110.	Profits (Losses) on financial assets and liabilities designated at fair value	219
60 It.	Profit (Losses) on financial transactions(2)		227
	Technical income from the casualty insurance business gross of administrative costs		10
	Technical income from the life insurance business gross of administrative costs		(1,478)

	Net interest and other banking income	9,045	5,789

(1)
EU GAAP in conformity with IFRS 1 without the application of IAS 32, IAS 39 and IFRS 4, whose transition date is deemed to be January 1, 2005.

(2)
Item presented in accordance with Italian GAAP format.

        Dividends and other revenues from investments held for trading were €317 million in 2005, of which €316 million were attributable to Banca IMI. Compared to dividends and other revenues from shares, quotas and other equities in 2004 of €79 million, of which €78 million were attributable to Banca IMI, dividends and other revenues from trading investments increased by €238 million. This increase was primarily due to an increase in Banca IMI's arbitrage activities with respect to equities.

        Dividends and other revenues from available-for-sale financial assets were €100 million in 2005, an increase of €27 million, or 37.0%, compared to dividends and other revenues from equity investments not fully consolidated or consolidated at equity in the amount of €73 million in 2004. This increase was partly attributable to our investment in Banco Santander Central Hispano S.A., which increased by €5 million from €39 million in 2004 to €44 million in 2005.

        Dividends from investments designated at fair value were €58 million in 2005, the amount is almost entirely (€57 million) due to the insurance sector.

        Net profits from financial trading activities amounted to €104 million in 2005, consisting of:

  •
  net profits on financial assets held for trading of €238 million, partially offset by net losses on derivative instruments of €174 million. These results were positively affected by the gain of €51 million on the embedded derivative arising from the conversion of the Fiat Convertible Facility and an additional €2 million from the increase in the fair value of Fiat shares held in our trading portfolio; and

  •
  positive foreign exchange differences on financial trading activities (primarily referred to US dollars) of €40 million, primarily attributable to assets denominated in U.S. dollars.

        Profits from the sale or repurchase of loans, totaled €57 million in 2005 and were positively affected by a profit of €22 million from the disposal, on a non-recourse basis, of non-performing loans with an aggregate total book value of €278 million and a net book value of €37 million. The collection by Banca OPI of penalties for the early repayment of mortgages contributed €17 million.

        Profits from the sale or repurchase of available-for-sale financial assets totaled €347 million in 2005, of which €120 million was attributable to our insurance activities, and consisted of (i) €179 million in net profits from the sale of equity securities, of which €10 million was attributable to insurance activities; (ii) €134 million in net profits from the sale of debt securities, of which €75 million was attributable to insurance activities; (iii) €34 million from the sale of collective investment funds, of which €36 million derived from insurance activities and €2 million from losses on private equity activities. The net profits from the sale of equity securities include the disposal of investments in Italenergia Bis, which generated a capital gain of €116 million following the exercise of the put option by the Participating Banks and the exercise of the warrants in the equities portfolio. The effect of this disposal includes the release of the related allowance for risks in the amount of €90 million, a provision for which was made in 2004. See "—Net Result of Financial Activities" on page 110 below.

        Losses from the sale or repurchase of financial liabilities amounted to a net loss of €10 million in 2005; primarily due to €14 million in losses on the repurchase of our debt securities. These repurchases were generally made above the issue price due to the increase in the market value of the debt securities resulting from the decrease in interest rates. The amount of the losses include the effect of closing the relative hedging derivatives. The €14 million in losses were partially offset by €5 million in gains on the same category of liabilities.

        Profits on financial assets and liabilities designated at fair value through profit and loss amounted to €219 million in 2005, consisting of:

  •
  €1,198 million of net unrealized gains on investments attributable to our insurance activities (of which €645 million was on debt securities, €539 million on equities and €14 million on collective investment funds) and €668 million of net realized gains on such investments (of which €381 million was on debt securities, €273 million on equities and €14 million on collective investment funds and loans);

  •
  €1,526 million of net unrealized losses on debt to customers, of which €1,466 million was attributable to our insurance activities and €60 million was attributable to Banca IMI; and

  •
  €121 million of losses on derivatives and from foreign exchange differences attributable to our insurance activities.

        The main factor affecting our profits and losses on financial assets and liabilities designated at fair value in 2005 was the performance of the investments underlying insurance policies whose risks are borne entirely by the insured, which, under IAS/IFRS, are treated as investments. The fair value of such investments net of actuarial reserves required by law and, for investment funds fully consolidated under IAS/IFRS, minority interests amounted to €22,413 million.

        In 2004, profits on financial transactions totaled €227 million, primarily due to revaluations of financial instruments amounting to €7,403 million and €123 million of other net profits, which were offset to a large extent by write-downs to financial instruments amounting to €7,299 million. The corresponding results for 2005 are principally recorded profits from financial trading activities and profits from the sale or repurchase of available-for-sale financial assets, which we have discussed above.

        The total net contribution from our insurance activities to other banking income as described above, was €696 million in 2005. For a further discussion of the results of our insurance activities, which also takes into account the technical income from the life insurance and the casualty business in 2004, see "Net Result of Financial and Insurance Activities" below.

  Net Result of Financial Activities

        The following table sets forth the principal components of the Group's net result of financial activities for the years ended December 31, 2005 and 2004, on the basis of the Audited Consolidated Income Statement.

Audited Consolidated Income Statement

		Year ended December 31,
		2005	2004(1)
		(millions of €)
	Net interest and other banking income	9,045	5,789
130.	Impairment (losses)/write-backs to:	(442)
	a) loans	(437)
	b) available-for-sale financial assets	(1)
	c) held-to-maturity investments	—
	d) other financial transactions	(4)
140 It.	Provisions to the allowance for probable loan losses(2)		(17)
120 It.	Adjustments to loans and provisions for guarantees and commitments(2)		(914)
130 It.	Write-backs of adjustments to loans and provisions for guarantees and commitments(2)		410
150 It.	Adjustments to financial fixed assets(2)		(106)
160 It.	Write-backs of adjustments to financial fixed assets(2)		124

	Net result of financial activities	8,603	5,286

(1)
EU GAAP in conformity with IFRS 1 without the application of IAS 32, IAS 39 and IFRS 4, whose transition date is deemed to be January 1, 2005.

(2)
Item presented in accordance with Italian GAAP format.

        Impairment losses decreased by €61 million, or 12.1%, to €442 million in 2005 from €503 million in 2004 (representing the sum of the items shown with the suffix "It"). This decrease was primarily due to a 15.4% decrease in net provisions for impairment losses on doubtful loans, which totaled €441 million in 2005 compared to net provisions of €521 in 2004. This decrease reflected an overall improvement in the risk profile of the Group's loan portfolio, including recoveries of certain loans.

        Adjustments to financial fixed assets in 2004 included a €61 million write-down of the Group's equity interest in Hutchison 3G Italia (now known as 3 Italia). We did not revalue this holding in 2005 due to the uncertainty of its economic value following the postponement of 3 Italia's initial public offering.

  Net Result of Financial and Insurance Activities

        The following table sets forth the principal components of the Group's insurance activities for the years ended December 31, 2005 and 2004, based on our audited income statement.

Audited Consolidated Income Statement

		Year ended December 31,
		2005	2004(1)
		(millions of €)
	Net result of financial activities	8,603	5,286
150.	Net insurance premiums	3,599
160.	Balance of other income (charges) arising on insurance activities	(4,496)

	Net result of financial and insurance activities	7,706	5,286

(1)
EU GAAP in conformity with IFRS 1 without the application of IAS 32, IAS 39 and IFRS 4, whose transition date is deemed to be January 1, 2005.

        The results of insurance activities relate to the life and casualty insurance business managed by A.I.P., which includes net insurance premiums and other charges arising on insurance activities.

        Net insurance premiums totaled €3,599 million in 2005, consisting of €3,568 million of net premiums from our life insurance business and €31 million of net premiums from our casualty insurance business.

        Other charges arising on insurance activities amounted to €4,496 million in 2005, consisting of:

  •
  a €2,295 net addition to technical reserves, almost entirely attributable to mandatory actuarial reserves relating to life insurance policies;

  •
  €1,981 million in claims paid on insurance policies;

  •
  €220 million in other miscellaneous insurance related costs.

        The net contribution of the Group's insurance activities to operating income in 2005 totaled €431 million, principally consisting, in addition to the net insurance premiums and other charges discussed above, of €702 million of net interest income, €696 million of dividends and other revenues, and €68 million of net commission expenses. This represented an increase of €68 million, or 18.7%, compared to our insurance activities' net contribution to operating income in the amount of €363 million in 2004. The insurance sector's net contribution to operating income in 2004 consisted of €1,838 million of other net income from insurance activities, which are included in operating costs under "—Operating Costs" on page 112 below and primarily reflected net gains in the fair value of the investments underlying insurance policies whose risks are borne entirely by the insured; a net charge of €1,478 million primarily due to claims paid on life insurance policies; and €10 million of net income related to our casualty insurance business. See Part C, Section 9 and Section 10 of the Consolidated Financial Statements on pages F-105 and F-106, respectively.

  Operating Costs

        The following table sets forth the principal components of the Group's operating costs for the years ended December 31, 2005 and 2004, based on the Audited Consolidated Income Statement.

Audited Consolidated Income Statement

		Year ended December 31,
		2005	2004(1)
		(millions of €)
180.	Administrative costs	(4,353)	(4,346)
190.	Net provision for risks and charges	(53)	(216)
200.	Net adjustments to tangible assets	(239)	(242)
210.	Net adjustments to intangible assets	(198)	(230)
220.	Other operating income (expenses)	74	29
	Other net income from insurance activities		1,838

	Operating costs	(4,769)	(3,167)

(1)
EU GAAP in conformity with IFRS 1 without the application of IAS 32, IAS 39 and IFRS 4, whose transition date is deemed to be January 1, 2005.

        Operating costs increased by €1,602 million, or 50.6%, to €4.769 million in 2005 compared to €3,167 million in 2004. Excluding the impact of other net income from insurance activities in 2004, which, as noted above, is included in the net result of financial and insurance activities in 2005, operating costs decreased by €236 million, or 4.7%, from €5,005 million in 2004 to €4,769 million in 2005. This was primarily due to our successful efforts to control administrative costs, thus permitting the Group to obtain synergies from the integration and reorganization that the Group went through in recent years.

        Administrative costs increased by €7 million, or 0.2% to €4,353 million in 2005 compared to €4,346 million in 2004. This was due to the combined effect of (i) an €18 million, or 0.6%, increase in personnel costs to €2,839 million in 2005 from €2,821 million in 2004, and (ii) an €11 million, or 0.7%, decrease in other administrative costs to €1,514 million in 2005 million from €1,525 million in 2004.

        In accordance with EU GAAP, personnel costs include fixed-term labor contracts, the cost of employee stock options, remuneration of members of the Board of Directors, net provisions for fixed-term insurance funds, retirement allowances and provisions for service bonuses, but exclude personnel costs for projects which are amortized on a three-year basis commencing on the conclusion of the relevant project. Personnel costs remained substantially stable in 2005 compared to 2004, primarily reflecting the impact of the staff leaving incentives in connection with the Income, Employment and Re-training Fund for Staff in the Banking Industry ("Solidarity Fund"), a fund established to support the income of employees who accepted early retirement, in 2003 and 2004. The resulting rationalization and turnover of our staff had a positive impact on our fixed costs, as long-service personnel took early retirement and, to the extent they were replaced, were replaced with more junior personnel. These savings allowed us to absorb most of the impact of the overall trend in 2005, including salary increases pursuant to the renewal of the national collective labor agreement for the banking industry in February 2005, the impact of staff turnover in 2005, and an increase in provisions for performance bonuses. The average number of Group employees remained effectively stable, decreasing by 0.2% in 2005 compared to 2004.

        Other administrative costs (net of related recoveries), decreased 0.7% to €1,514 million in 2005 from €1,525 million in 2004. This decrease was primarily due to a combination of the integration of the commercial bank networks and the subsequent centralization in the Parent Bank of IT systems cost management and the management of contracts with suppliers. This contributed to a decrease in the cost of IT services and logistical functions. Further cost savings were made in general expenses, utilities and indirect personnel costs. The decrease in utilities was primarily due to a reduction in telephone costs, which more than compensated for an increase in energy charges, whereas the decrease in indirect personnel costs was primarily due to lower charges for personnel transfers and travel compared to 2004 in connection with the integration process following the mergers which occurred in the preceding years.

        These decreases were partially offset by an increase in promotion and advertising expenses due to the Turin 2006 Olympic Winter Games, for which Sanpaolo IMI was a main sponsor. These expenses increased in the last quarter of 2005. Professional and insurance fees also increased primarily due to an increase in mortgage and land survey charges resulting from the 2005 Budget Law on mortgage disclosure, professional fees linked to strategic and mandatory projects and commercial development, as well as premiums related to insurance coverage, which in certain cases, we purchase from third parties to cover casualty risks relating to the borrowers under our residential mortgages.

        Net provisions for risks and charges decreased by €163 million, or 75.5%, to €53 million in 2005 from €216 million in 2004. This decrease was primarily due to a net release from the allowance for risks and charges by the Parent Bank, primarily reflecting an updated evaluation of the risks related to the renegotiation of subsidized residential mortgage loans and ongoing legal proceedings. The release more than compensated for an increase in provisions for legal disputes and risks related to defaulted securities placed in previous years, which amounted to €128 million in 2005, and provisions for risks relating to disputes arising from the disposal of certain private equity investments. Our insurance subsidiary, A.I.P., also made provisions for liabilities represented by performance bonuses to be awarded to employees on the achievement of certain objectives and bonus shares awarded to customers who hold certain unit-linked funds for a minimum prescribed period.

        The main components of the €53 million of net provisions for risks and charges in 2005 were as follows:

  •
  €243 million of provisions (compared to €244 million in 2004) consisting of:

  •
  €128 million relating to claims made against the Group in legal and bankruptcy proceedings;

  •
  €107 million relating to probable losses from guarantees and other transactions; and

  •
  €8 million relating to personnel-related liabilities.

        These provisions were partially off-set by releases from the allowance for risks and charges of €190 million for 2005 (compared to €28 million in 2004), consisting of:

  •
  €6 million relating to claims made against the Group in legal and bankruptcy proceedings;

  •
  €183 million relating to probable losses from guarantees and other transactions. As discussed under "—Other Banking Income" on page 107 above, the results for the year included the positive effects of the disposal of investments in Italenergia Bis, which resulted in a release of €90 million of provisions previously made for risks relating to this investment. This followed the exercise of the put option by the Participating Banks and the exercise of the rights inherent in the Edison warrants in the equities portfolio; and

  •
  €1 million for personnel-related liabilities.

        Net adjustments to the value of tangible and intangible fixed assets, in the form of depreciation and amortization, totaled €437 million in 2005, a decrease of €35 million, or 7.4%, compared with €472 million in 2004. This decrease was primarily attributable to improved management of investments by the commercial banks in information technology following the concentration of these investments in the Parent Bank.

        Other operating income increased by €45 million, or 155.2%, to €74 million in 2005 compared with €29 million for 2004, primarily attributable to €22 million of income from consumer credit leasing transactions. Other items in 2005 relate to income from and the reimbursement of services rendered to third parties, as well as the recovery of tax arrears previously contested and other out-of-period income.

  Operating Profits Before Tax from Continuing Operations

        The following table sets forth the principal components of the Group's pre-tax operating profits (losses) from continuing operations for the years ended December 31, 2005 and 2004, based on our Audited Consolidated Income Statement.

Audited Consolidated Income Statement

		Year ended December 31,
		2005	2004(1)
		(millions of €)
	Net results of financial and insurance activities	7,706	5,286
	Operating costs	(4,769)	(3,167)
240.	Profits (Losses) on investments in associates and companies subject to joint control	70
250.	Net results of fair value adjustments to tangible and intangible assets
170. It.	Profits (Losses) from investments carried at equity method(2)		26
260.	Impairment of goodwill	(1)
270.	Profits (Losses) on disposal of investments	17

	Operating profits before tax from continuing operations	3,023	2,145

(1)
EU GAAP in conformity with IFRS 1 without the application of IAS 32, IAS 39 and IFRS 4, whose transition date is deemed to be January 1, 2005.

(2)
Item presented in accordance with Italian GAAP format.

        In 2005, pre-tax operating profit was €3,023 million, an increase of €878 million, or 40.9%, from €2,145 million in 2004, primarily reflecting the positive trend in revenues, the reduction in operating costs, the reduction in provisions for risks and charges, and the positive contribution of other net income and profits from disposals of investments.

        In 2005, profits on investments in associated companies and companies subject to joint control were €70 million. This was primarily attributable to capital gains on the disposals of Esatri (a company of the Intesa group operating in the tax-collection sector) and other private equity interests for a total of €116 million, partially offset by a €46 million impairment of goodwill on the investment in Cassa dei Risparmi di Forlì. Profits on disposal of investments derived from the sale of property and computers to third parties amounted to €17 million in 2005.

  Profit for the Period

        The following table sets forth the principal components of the Group's net profits for the years ended December 31, 2005 and 2004, based on our Audited Consolidated Income Statement.

Audited Consolidated Income Statement

		Year ended December 31,
		2005	2004(1)
		(millions of €)
	Operating profits before tax from continuing operations	3,023	2,145
190 It.	Other income(2)		286
200 It.	Other expense(2)		(138)
230 It.	Change in reserve for general banking risks(2)		(2)
290.	Income taxes for the period	(948)
240 It.	Income taxes(2)		(754)
300.	Net profit (loss) after tax from continuing operations	2,075	1,537
310.	Losses from discontinued operations	(35)	(35)

	Profit for the period	2,040	1,502

(1)
EU GAAP in conformity with IFRS 1 without the application of IAS 32, IAS 39 and IFRS 4, whose transition date is deemed to be January 1, 2005.

(2)
Item presented in accordance with Italian GAAP format.

        Income tax expenses in 2005 were €948 million compared to €754 million in 2004, as a result of which the Group's effective tax rate decreased to 31.4% in 2005 compared to 35.2% in 2004. This decrease was primarily due to an increase in tax-exempt income in 2005, such as income from the disposal of investments, and the absence of non-deductible financial assets, such as adjustments to investments, in 2004. In 2005, we also benefited from the reduced effect of non-deductible costs for IRAP (Italian regional income tax), comprising primarily personnel costs and adjustments to loans.

        Losses from discontinued operations reflect the effects of non-current operations net of tax that have been excluded from the Group's operations. These losses reflect the economic impact of the contribution to the scope of consolidation of the evaluation of the French subsidiaries forming the Fideuram Wargny group, and comprise: net losses from the Fideuram Wargny group of €8 million and a decrease in the value of the Fideuram Wargny group of €27 million.

        In 2005, the Board of Directors of Banca Fideuram appointed Banca Rothschild Italia to explore the possibility of selling the Banca Fideuram Wargny group. It is expected that the Banca Fideuram Wargny group will be sold by the end of 2006.

        For the purposes of applying EU GAAP, line items relating to other income and expenses, which are presented separately in 2004 but in their applicable EU GAAP line items in 2005, primarily include:

  •
  other income amounting to €286 million, in 2004, which primarily consisted of:

  (i)
  capital gains on equity investments (€124 million) and tangible and intangible fixed assets (€22 million); and

  (ii)
  the disposal of own Shares (€50 million); and

  •
  other expenses amounting to €138 million in 2004 which primarily consisted of:

  (i)
  capital losses on equity investments (€50 million) and tangible and intangible fixed assets (€13 million);

  (ii)
  staff leaving incentives (€18 million); and

  (iii)
  extraordinary charges for the supplementary pension fund (€15 million).

3.     Results of Operations by Business Sector for the Two Years Ended December 31, 2005

        As explained under Item 5. "Presentation of Results" on page 94 above, the following discussion is based on our reclassified income statement, the only basis upon which management prepares operating results and projections by Business Sector.

        The reclassified statement of income of the Business Sectors was prepared as follows:

  •
  for the Banking Business Sector whose business is carried out both by the Parent Bank and its subsidiaries, the accounts of the Parent Bank attributable to the Banking Business Sector were consolidated with the income statement line items of its subsidiaries. The attribution to individual Business Sectors of Parent Bank line items was made on the basis of the following principles:

  •
  net interest income was calculated using appropriate internal transfer rates between each Business Sector and the Group's Treasury function;

  •
  in addition to effective commissions, notional commissions for services rendered by one Business Sector to another were quantified based on the Group's internal transfer pricing standards; and

  •
  the direct costs of each Business Sector have been calculated and the costs of central structures, other than those attributable to holding company functions, have been allocated to the same Business Sectors. The allocation of costs for services provided to the operating business units (the operating components of each Business Area) was made on the basis of standard prices, allocating to Central Functions the difference between costs actually sustained and costs allocated. This method is aimed at making Central Functions responsible for cost savings;

  •
  for the Savings and Assurance Business Sector and the Asset Management and International Private Banking Business Sector, the Business Sectors whose business is carried out entirely by subsidiaries of the Parent Bank, reference was made to the income statements of the applicable subsidiaries, in terms of their contribution to the Group's consolidated results, which was calculated net of minority interest and intercompany adjustments.

        Furthermore, each Business Sector was attributed the average absorbed capital on the basis of the different types of risk: credit risk, market risk and operational risk. The capital is measured according to Value at Risk analysis, or VaR (see Item 11. "Quantitative and Qualitative Disclosures about Market Risk" on page 194 below). The only exception is Banca Fideuram, which operates in the Savings and Assurance Business Sector, for which, as a listed company, reference was made to net shareholders' equity (excluding net income for the year), in accordance with the same methodology used to calculate return on equity for the Group.

        Finally, the profitability of each Business Sector was expressed in terms of RORAC (Return on Risk Adjusted Capital), allocating the Business Sector's contribution to the net profit of the Group by its average absorbed capital quantified according to VaR. The financial measures used herein (return on equity or RoE and return on risk adjusted capital or RORAC) are non-GAAP financial measures. Management believes that there are no meaningful comparable financial measures and that such non-GAAP financial measures provide meaningful information. It is on such measures that Sanpaolo IMI developed its strategies and such measures are commonly used by financial institutions and market practice. In the Savings and Assurance Business Sector, profitability was calculated dividing the Business Sector's contribution to the net profit of the Group by the amount of net shareholders' equity of Banca Fideuram (excluding net profit for the year) and the average absorbed capital of Assicurazioni Internazionali di Previdenza (A.I.P.).

        The following charts show net profit and allocated capital by Business Sector for the year ended December 31, 2005.

Net Profit by Business Sector in 2005
(millions of €)

Allocated Capital by Business Sector in 2005
(millions of €)

  Operating Results of the Business Sectors

        The following tables show the reclassified statements of income, operating structure and the profitability ratios attributable to the Business Sectors for the years ended December 31, 2005 and December 31, 2004. As explained under Item 5. "Operating and Financial Review and Prospects—Presentation of Results" on page 94 above, for the purposes of these comparative tables, the 2004 figures assume that changes to the organizational structure of the Business Sectors in 2005 had occurred on January 1, 2004. For an explanation of those changes, see: Item 4. "Information on Sanpaolo IMI—C. Business Overview—Business Sectors" on page 59 above.

	Banking	Savings and Assurance	Asset Management and International Private Banking	Central Functions(1)	Group total
	(millions of €, except percentages and employees data)
Total operating income
2005	6,649	1,072	344	337	8,402
2004(*)	6,282	925	325	172	7,704
Change 2005/2004	5.8%	15.9%	5.8%	95.9%	9.1%
Pre-tax operating profit
2005	2,555	600	233	(365)	3,023
2004(*)	1,994	532	181	(536)	2,171
Change 2005/2004	28.1%	12.8%	28.7%	(31.9)%	39.2%
Net profit
2005	1,665	365	187	(234)	1,983
2004(*)	1,180	324	144	(201)	1,447
Change 2005/2004	41.1%	12.7%	29.9%	16.4%	37.0%
Total interest-earning assets(2)
12/31/2005	141,463	6,460	4,137	33,708	185,768
12/31/2004	124,132	5,063	4,549	30,170	163,914
Change 12/31/2005-12/31/2004	14.0%	27.6%	(9.1)%	11.7%	13.3%
Total interest-bearing liabilities(2)
12/31/2005	126,115	5,780	4,373	41,686	177,954
12/31/2004	112,349	4,312	5,554	34,822	157,037
Change 12/31/2005-12/31/2004	12.3%	34.0%	(21.3)%	19.7%	13.3%
Allocated Capital
2005	8,413	1,257	113	1,717	11,500
2004	8,182	1,146	108	1,152	10,588
Change 2005/2004	2.8%	9.7%	4.6%	49.0%	8.6%
Profitability
2005	19.8%	29.0%	165.5%	n.s.	17.2%
2004(*)	14.4%	28.3%	133.3%	n.s.	13.7%
Employees
12/31/2005	34,959	2,156	696	5,855	43,666
12/31/2004	34,742	1,984	694	5,764	43,184
Change 12/31/2005-12/31/2004	0.6%	8.7%	0.3%	1.6%	1.1%

(*)
The consolidated income statement for the year ended December 31, 2004 was prepared in accordance with EU GAAP; however, as permitted by IFRS 1, these results excluded the application of IAS 32, IAS 39 and IFRS 4, for which the transition date was January 1, 2005 and Italian GAAP continued to apply to the recognition and presentation of results, asset and liabilities to which IAS 32, IAS 39 and IFRS 4 would otherwise have applied.

(1)
Including netting and intercompany adjustments.

(2)
Excluding the Banca IMI group.

n.s. means not significant.

	Year ended December 31, 2005
	Banking	Savings and Assurance	Asset Management and International Private Banking	Central Functions	Group total
	(millions of €, except percentages)
Reclassified Statement of Income:
Net interest income	3,540	45	6	204	3,795
Net commissions	2,609	587	321	(41)	3,476
Income from credit disposals, assets held to maturity and repurchase of non-hedged financial liabilities	23	4	0	31	58
Dividends and income from other financial assets and liabilities	411	18	17	80	526
Profits (losses) on equity shareholdings	66	0	0	50	116
Income from insurance business	0	418	0	13	431
Total operating income	6,649	1,072	344	337	8,402
Net adjustments to loans	(426)	1	0	(64)	(489)
Net adjustments to other financial assets	0	0	0	(1)	(1)
Net operating income	6,223	1,073	344	272	7,912
Personnel costs	(2,129)	(167)	(61)	(482)	(2,839)
Other administrative costs	(1,462)	(204)	(57)	209	(1,514)
Net adjustments to tangible and intangible assets	(29)	(30)	(7)	(371)	(437)
Operating costs	(3,620)	(401)	(125)	(644)	(4,790)
Other net income (expenses)	42	18	7	7	74
Impairment of goodwill	(1)	(1)	0	(45)	(47)
Profits (losses) from disposals of investments	2	0	0	15	17
Net provisions for risks and charges	(91)	(89)	7	30	(143)
Pre-tax operating profit	2,555	600	233	(365)	3,023
Taxes for the period	(889)	(144)	(46)	131	(948)
Profits (losses) on groups of discontinued operations	0	(36)	0	1	(35)
Profit attributable to minority interests	(1)	(55)	0	(1)	(57)
Net profit	1,665	365	187	(234)	1,983
Other Data:
Allocated Capital	8,413	1,257	113	1,717	11,500
Ratios
Profitability	19.8%	29.0%	165.5%	n.s.	17.2%
Cost/Income ratio	54.4%	37.4%	36.3%	n.s.	57.0%

n.s. means not significant.

	At December 31, 2005
	Banking	Savings and Assurance	Asset Management and International Private Banking	Central Functions	Group total
Operating Structure
Employees	34,959	2,156	696	5,855	43,666
Financial planners	1	4,150	0	0	4,151
Italian branches	3,081	91	0	0	3,172
Foreign branches and representative offices	131	4	1	0	136

	Year ended December 31, 2004(*)
	Banking	Savings and Assurance	Asset Management and International Private Banking	Central Functions	Group Total
	(millions of €, except percentages)
Reclassified Statement of Income:
Net interest income	3,547	43	10	123	3,723
Net commissions	2,426	535	302	(56)	3,207
Income from credit disposals, assets held to maturity and repurchase of non-hedged financial liabilities	4	4	0	4	12
Dividends and income from other financial assets and liabilities	281	3	7	26	317
Profits (losses) on equity shareholdings	24	0	6	52	82
Income from insurance business	0	340	0	23	363
Total operating income	6,282	925	325	172	7,704
Net adjustments to loans	(555)	4	(1)	13	(539)
Net adjustments to other financial assets	(73)	0	0	125	52
Net operating income	5,654	929	324	310	7,217
Personnel costs	(2,153)	(143)	(62)	(502)	(2,860)
Other administrative costs	(1,471)	(189)	(60)	195	(1,525)
Net adjustments to tangible and intangible assets	(34)	(38)	(10)	(368)	(450)
Operating costs	(3,658)	(370)	(132)	(675)	(4,835)
Other net income (expenses)	62	10	2	(33)	41
Impairment of goodwill	0	0	0	(58)	(58)
Profits (losses) from disposals of investments	0	0	3	0	3
Net provisions for risks and charges	(64)	(37)	(16)	(80)	(197)
Pre-tax operating profit	1,994	532	181	(536)	2,171
Taxes for the period	(813)	(127)	(37)	224	(753)
Profits (losses) on groups of discontinued operations	0	(35)	0	111	76
Profit attributable to minority interests	(1)	(46)	0	0	(47)
Net profit	1,180	324	144	(201)	1,447
Other Data:
Allocated Capital	8,182	1,146	108	1,152	10,588
Ratios
Profitability	14.4%	28.3%	133.3%	n.s.	13.7%
Cost/Income ratio	58.2%	40.0%	40.6%	n.s.	62.8%

(*)
The consolidated income statement for the year ended December 31, 2004 was prepared in accordance with EU GAAP; however, as permitted by IFRS 1, these results excluded the application of IAS 32, IAS 39 and IFRS 4, for which the transition date was January 1, 2005 and Italian GAAP continued to apply to the recognition and presentation of results, asset and liabilities to which IAS 32, IAS 39 and IFRS 4 would otherwise have applied.

	At December 31, 2004
	Banking	Savings and Assurance	Asset Management and International Private Banking	Central Functions	Group Total
Operating Structure
Employees	34,742	1,984	694	5,764	43,184
Financial planners	4	4,313	0	0	4,317
Italian branches	3,037	89	0	0	3,126
Foreign branches and representative offices	126	4	1	0	131

	% Change 2005/2004 (*)
	Banking	Savings and Assurance	Asset Management and International Private Banking	Central Functions	Group Total
	(percentages)
Reclassified Statement of Income:
Net interest income	(0.2)%	4.7%	(40.0)%	65.9%	1.9%
Net commissions	7.5%	9.7%	6.3%	(26.8)%	8.4%
Income from credit disposals, assets held to maturity and repurchase of non-hedged financial liabilities	n.s.	—	—	n.s.	n.s.
Dividends and income from other financial assets and liabilities	46.3%	n.s.	142.9%	207.7%	65.9%
Profits (losses) on equity shareholdings	175.0%	—	n.s.	(3.8)%	41.5%
Income from insurance business	—	22.9%	—	(43.5)%	18.7%
Total operating income	5.8%	15.9%	5.8%	95.9%	9.1%
Net adjustments to loans	(23.2)%	(75.0)%	n.s.	n.s.	(9.3)%
Net adjustments to other financial assets	n.s.	—	—	n.s.	(101.9)%
Net operating income	10.1%	15.5%	6.2%	(12.3)%	9.6%
Personnel costs	(1.1)%	16.8%	(1.6)%	(4.0)%	(0.7)%
Other administrative costs	(0.6)%	7.9%	(5.0)%	7.2%	(0.7)%
Net adjustments to tangible and intangible assets	(14.7)%	(21.1)%	(30.0)%	0.8%	(2.9)%
Operating costs	(1.0)%	8.4%	(5.3)%	(4.6)%	(0.9)%
Other net income (expenses)	(32.3)%	80.0%	n.s.	(121.2)%	80.5%
Impairment of goodwill	n.s.	n.s.	—	(22.4)%	(19.0)%
Profits (losses) from disposals of investments	n.s.	—	n.s.	n.s.	n.s.
Net provisions for risks and charges	42.2%	140.5%	(143.8)%	(137.5)%	(27.4)%
Pre-tax operating profit	28.1%	12.8%	28.7%	(31.9)%	39.2%
Taxes for the period	9.3%	13.4%	24.3%	(41.5)%	25.9%
Profits (losses) on groups of discontinued operations	—	2.9%	—	(99.1)%	(146.1)%
Profit attributable to minority interests	—	19.6%	—	n.s.	21.3%
Net profit	41.1%	12.7%	29.9%	16.4%	37.0%
Other Data:
Allocated Capital	2.8%	9.7%	4.6%	49.0%	8.6%
Employees	0.6%	8.7%	0.3%	1.6%	1.1%
Financial planners	(75.0)%	(3.8)%	—	—	(3.8)%
Italian branches	1.4%	2.2%	—	—	1.5%
Foreign branches and representative offices	4.0%	—	—	—	3.8%

(*)
The consolidated income statement for the year ended December 31, 2004 was prepared in accordance with EU GAAP; however, as permitted by IFRS 1, these results excluded the application of IAS 32, IAS 39 and IFRS 4, for which the transition date was January 1, 2005 and Italian GAAP continued to apply to the recognition and presentation of results, asset and liabilities to which IAS 32, IAS 39 and IFRS 4 would otherwise have applied.

n.s. means not significant.

  Banking Business Sector (formerly Commercial Banking) 2005 vs. 2004

        In 2005, the Banking Business Sector managed 81% of the Group's intermediary funds (that is customer financial assets and net loans to customers), generating approximately 79% of total operating income. The Banking Business Sector's total operating income increased by 5.8% in 2005 compared to 2004. On a consistent basis, considering the main impacts of IAS 32 and 39 (financial instruments) and IFRS 4 (insurance contracts) on the results for 2004, the Banking Business Sector's total operating income increased by 6.7%. The increase was mainly due to the traditional revenues of the commercial banks as well as the greater income from investment banking, in which Banca IMI operates, and in the financing of public infrastructures in which Banca OPI is active. On the same comparable basis: net interest income rose by 0.9%, rising to 2.5% excluding investment banking activities; the growth in pre-tax operating profit, (an increase of 31.2%), was helped by a reduction in adjustments to loans and other financial assets, as well as a fall in operating costs (personnel costs, other administrative costs and net adjustments to tangible and intangible assets). Net of taxes, profits for 2005 were €1,665 million compared to the €1,180 million for 2004. The results for 2005 benefited from extraordinary, non-recurring transactions of approximately €200 million, the most important of which was the capital gain on the disposal of our stake in Italenergia Bis. The Banking Business Sector employed 34,959 staff at December 31, 2005, 80% of the Group's total staff.

        The Banking Business Sector absorbed 73% of the Group's capital in 2005, a decrease from 77% in 2004.

        Capital allocated to the Banking Business Sector increased by 2.8% compared with 2004, a lower rate of increase than that of net profit, and therefore the profitability of the Banking Business Sector, measured by RORAC, increased to 19.8% in 2005 from 14.4% in 2004.

  Savings and Assurance (formerly Insurance and Personal Financial Services) 2005 vs. 2004

        The results for 2005 and 2004 are presented as if all the insurance companies of the Group had been concentrated in the Savings and Assurance Business Sector since January 1, 2004.

        The Savings and Assurance Business Sector's total operating income increased by 15.9% compared to 2004. On a consistent basis, considering the main impacts of IAS 32 and 39 (financial instruments) and IFRS 4 (insurance contracts) on 2004, the increase of total operating income was 19.1%. This trend was generated by the increase in revenues by both Banca Fideuram and A.I.P.; the latter are entirely included in the income from insurance business. On the same comparable basis: operating costs, mainly linked to the expansion of A.I.P., rose by 8.4% and net provisions for risks and charges rose by 140.5%, primarily because of non-recurring provisions, made by Banca Fideuram against risks connected to the placement in prior years of corporate bonds which subsequently defaulted. Net profit was €365 million in 2005, a 12.7% increase from €324 million in 2004. On a consistent basis, the increase in net profit rose to 19.3% towards year 2004. The Savings and Assurance Business Sector absorbed 11% of the Group's capital in 2005, virtually the same as in 2004, while allocated capital increased by 9.7% to €1,257 million in 2005 from €1,146 million in 2004. Since allocated capital increased at a lower rate than net profit, the profitability of the Savings and Assurance Business Sector increased to 29.0% in 2005 compared with 28.3% in 2004.

  Asset Management and International Private Banking (formerly Asset Management) 2005 vs. 2004

        Total operating income for the Asset Management and International Private Banking Business Sector in 2005 was €344 million, an increase of 5.8%. The increase is due to the increase in commission revenues at Sanpaolo IMI Asset Management and Sanpaolo Bank (Luxembourg). The contribution to the net profit of the Group was €187 million, an increase of 29.9% compared to the €144 million of 2004. Besides the good performance of the revenues, the result was also obtained through the decrease in operating costs and the release by Sanpaolo Bank (Luxembourg) of funds for risks and charges prudently provided for in 2004. The Asset Management and International Private Banking Business Sector contributed 9% of the consolidated net profit for 2005 and absorbed 1% of capital. RORAC reached 165.5% in 2005, confirming the high returns in this business sector and can be attributed to the limited absorption of capital with respect to the large volumes of assets managed by the Business Sector and placed by the Group's banking networks nationwide. Profitability grew in comparison with 2004 due to the increase in contribution to Group profit. The cost/income ratio was 36.3%, a decrease of 4.3% compared to 2004.

  Central Functions 2005 vs. 2004

        Central Functions includes the Group's holding activities, finance, the management of equity investments (including the Group's shareholdings in Cassa di Risparmio di Firenze, Cassa dei Risparmi di Forlì and Banca delle Marche), the Group's credit policy and the MOI. Central Functions' main component is represented by bodies carrying out activities of governance, support and control of the other Business Sectors.

        The income results reflect the nature of Central Functions, which incurs costs using a centralized system and on behalf of other Group companies, only partially allocating them to the operating units. Central Functions had a loss of €234 million in 2005, primarily attributable to the share of unallocated costs, only partly offset by revenues attributable to the treasury financial margin linked to derivative transactions, the positive impact of the conversion of the Fiat Convertible Facility and dividends from minority investments. The loss in 2004 was €201 million. Considering the main impacts of IAS 32 and 39 (financial instruments) and IFRS 4 (insurance contracts) in 2004, mainly due to the inscription of the revaluation of the investment in Santander Central Hispano as available for sale asset in a specific reserve of the Group shareholders' equity, this loss would be €329 million. The improvement, on comparable basis, was due to higher financial revenues and lower operating costs, especially personnel costs. 2004 had also benefited from the recording in the profits on discontinued operations, from the capital gain of €55 million and €58 million, respectively for the disposal of Finconsumo and a spin-off of real estate property.

Reconciliation Between Audited and Reclassified Income Statements

        The following tables show the reconciliation between our audited income statement, which is included in the Consolidated Financial Statements included elsewhere in this annual report, and our reclassified income statement, which is presented primarily for purposes of management's Operating and Financial Review and Prospects. In particular, the tables show which items in the audited income statement were broken down into two or more items, or reclassified to other items, for purpose of the reclassified income statement.

Year ended December 31, 2005

									RECLASSIFIED INCOME STATEMENT
AUDITED INCOME STATEMENT (in millions of €)				Combinations	Breakdown		Reclassifications
10.	Interest income and similar revenues		8.235
20.	Interest expense and similar charges		(3.786)
30.	Net interest income		4.449
							(702)	a
					48	b
A	Net interest income								3.795
40.	Commission income		4.166
50.	Commission expense		(758)
60.	Net commission		3.408
							68	c
B	Net commissions								3.476
70.	Dividends and similiar revenues		475				(475)	d
80.	Profit (losses) on financial trading activities		104				(104)	e
90.	Fair value adjustments from hedge accounting		(4)				4	f
100.	Profit (loss) from sale or repurchase of:
	a)	loans	57
	b)	available for sale financial assets	347				(347)	g
	c)	held to maturity investments
	d)	financial liabilities	(10)				9	h
							2	r

									RECLASSIFIED INCOME STATEMENT
AUDITED INCOME STATEMENT (in millions of €)				Combinations	Breakdown		Reclassifications
C	Income from credit disposals, assets held to maturity and repurchase of non-hedged financial liabilities								58
							475	d
							104	e
							(4)	f
							347	g
							(9)	h
110.	Profits (losses) on financial assets and liabilities designated at fair value		219
							(696)	i
							90	l
D	Dividends and income from other financial assets and liabilities								526
					116	m
E	Profits (losses) on equity shareholdings								116
130.	Impairment losses/write-backs to:
	a)	loans	(437)		437	b
	b)	available-for-sale financial assets	(1)				1	n
	c)	held to maturity investments	—
	d)	other financial transaction	(4)				4	o
150.	Net insurance premiums		3.599
160.	Balance of other income (charges) arising on insurance activities		(4.496)
							702	a
							(68)	c
							696	i
							(2)	r
F	Income from insurance business								431
					(485)	b
							(4)	o
G	Net adjustments to loans								(489)
							(1)	n
H	Net adjustments to other financial assets								(1)
180.	Administrative costs:
	a)	Personnel	(2.839)
	b)	Other	(1.514)				1.514	p
190.	Net provisions for risks and charges		(53)				53	q

									RECLASSIFIED INCOME STATEMENT
AUDITED INCOME STATEMENT (in millions of €)				Combinations	Breakdown		Reclassifications
I	Personnel costs								(2.839)
	b)	Other					(1.514)	p
L	Other administrative costs								(1.514)
200.	Net adjustments to tangible assets		(239)
210.	Net adjustments to intangible assets		(198)
M	Net adjustments to tangible and intangible assets								(437)
	Operating cost (I+L+M)		(4.790)
220.	Other operating income (expense)		74
240.	Profit (losses) on investments in associates and companies subject to joint control		70		(116)	m
					46	m
N	Other net income (expenses)								74
260.	Impairment of goodwill		(1)
					(46)	m
O	Impairment of goodwill								(47)
270.	Profit (losses) on disposal of investments		17
P	Profits (losses) from disposals of investments								17
							(53)	q
							(90)	l
Q	Net provisions for risks and charges								(143)
290.	Income taxes for the period		(948)
R	Taxes for the period								(948)
310.	Profit (losses) from discontinued operations		(35)
S	Profits (losses) on discontinued groups of operations								(35)
330.	Income (loss) for the period attributable to minority interests		(57)
T	Profit attributable to minority interest								(57)
340.	Profit attributable to equity holders of the Parent		1.983
	NET PROFIT								1.983
(a)
Reclassification of positive/(negative) net interest income of insurance sector from "30. Net interest income" in the audited income statement to "F. Income from insurance business" in the reclassified income statement;

(b)
Breakdown of line 130. a) "Impairment losses/write-backs to loans" in the audited income statement in to "A. Net interest income" and in to "G. Net adjustment to loans" in the reclassified income statement;

(c)
Reclassification of (positive)/negative net commissions of insurance sector from "60. Net commissions" in the audited income statement to "F. Income from insurance business" in the reclassified income statement;

(d)
Reclassification of losses on repurchase of financial liabilities subject to hedging from line 70. "Dividends and similiar revenues" in the audited income statement to "D. Dividends and income from other financial assets and liabilities" in the reclassified income statement;

(e)
Reclassification from line 80. "Profit (losses) on financial trading activities" in the audited income statement to "D. Dividends and income from other financial assets and liabilities" in the reclassified income statement;

(f)
Reclassification from line 90. "Fair value adjustments from hedge accounting" in the audited income statement to "D. Dividends and income from other financial assets and liabilities" in the reclassified income statement;

(g)
Reclassification from line 100 b) "Profit (loss) from sale or repurchase of available for sale financial assets" in the audited income statement to "D. Dividends and income from other financial assets and liabilities" in the reclassified income statement;

(h)
Reclassification from line item 100. d) "Profit (loss) from sale or repurchase of financial liabilities" in the audited income statement to "D. Dividends and income from other financial assets and liabilities" in the reclassified income statement;

(i)
Reclassification of the Insurance sector contribution from line "D. Dividends and income from other financial assets and liabilities" in the reclassified income statement to "F. Income from insurance business" in the reclassified income statement;

(l)
Reclassification of utilization of provision for risks and charges on Italenergia Bis from "Dividends and income from other financial assets and liabilities" in the reclassified income statement to "Q. Net provisions for risks and charges" in the reclassified income statement;

(m)
Breakdown of line item 240. "Profit (losses) on investments in associates and companies subject to joint control" in the audited income statement to "E. Profits (losses) on equity shareholdings" and "O. Impairment of goodwill" in the reclassified income statement;

(n)
Reclassification from line item 130. b) "Impairment losses/write-backs to available-for-sale financial assets" in the audited income statement to "H. Net adjustment to other financial assets" in the reclassified income statement;

(o)
Reclassification from line item 130. d) "Impairment losses/write-backs to other financial transaction" in the audited income statement to "G. Net adjustments to loans" in the reclassified income statement;

(p)
Reclassification from line item 180. b) "Other Administrative costs" in the audited income statement to "L. Other administrative costs" in the reclassified income statement;

(q)
Reclassification from line item 190. "Net provisions for risks and charges" in the audited income statement to "Q. Net provisions for risks and charges" in the reclassified income statement;

(r)
Adjustments due to rounding.

Year ended December 31, 2004
(in millions of €)

								RECLASSIFIED INCOME STATEMENT
AUDITED INCOME STATEMENT (in millions of €)			Breakdown	Combinations		Reclassifications
10. It.	Interest income and similar revenues	7.196
20. It	Interest expenses and similar charges	(3.534)
30	Net interest income	3.662
A	Net interest income					61	g	3.723
40. It	Commission income	3.980
50. It	Commission expense	(764)
60	Net commissions	3.216
B	Net commissions					(9)	h	3.207
30. It	Dividends and other revenues	152		(152)	a
60. It	Profits (losses) on financial transactions	227		(227)	a
C	Income from credit disposabls, assets held to maturity and repurchase of non-hedged financial liabilities					12	i	12
	Technical income from the casualty insurance business gross of administrative costs	10		(10)	c
	Technical income from the life insurance business gross of administrative costs	(1.478)		1.478	c
				152	a
				227	a
D	Dividends and income from other financial assets and liabilities					(62)	j	317
140. It	Provisions to the reserve for probable loan losses	(17)		17	d
120. It	Adjustments to loans and provisions for guarantees and commitments	(914)		914	d
				26	b
				58	b

										RECLASSIFIED INCOME STATEMENT
AUDITED INCOME STATEMENT (in millions of €)				Combinations		Breakdown		Reclassifications
E	Profits (losses) on equity shareholdings							(2)	k	82
				1.831	o
						10	c
						(1.478)	c
F	Income from insurance business									363
130. It	Writebacks of adjustments to loans and provisions for guarantees and commitments		410
				3	o
						(17)	d
						(914)	d
G	Net adjustments to loans							(21)	l	(539)
150. It	Adjustments to financial fixed assets		(106)
160. It	Writebacks of adjustments to financial fixed assets		124
H	Net adjustments to other financial assets							34	m	52
180	Administrative costs:		(4.346)
	a)	personnel	(2.821)
I	Personnel costs							(39)	n	(2.860)
	b)	other	(1.525)
L	Other administrative costs							—		(1.525)
190	Net provisions for risks and charges		(216)					216
200	Net adjustments to tangible assets		(242)
210	Net adjustments to intangible assets		(230)
220	Other operating income (expenses)		29					(29)	f
	Other net income from insurance activities		1.838	(1.838)	o
170. It	Income (losses) from investments carried at equity method		26			(26)	b
260	Impairment of goodwill			(2)	o
						(2)	e

									RECLASSIFIED INCOME STATEMENT
AUDITED INCOME STATEMENT (in millions of €)			Combinations		Breakdown		Reclassifications
M	Net adjustments to tangible and intangible assets						26	o	(450)
190. It	Other income	286
200. It	Other expenses	(138)
							29	f
230. It	Change in reserve for general banking risks	(2)			2	e
			6	o
N	Other net income (expenses)						(142)	p	41
240. It	Income taxes	(754)					754
					(58)	b
O	Impairment of goodwill						—		(58)
300	Net profit (loss) after tax from continuing operations	1.389
P	Profits (losses) from disposals of investments						3	q	3
							(216)
Q	Net provisions for risks and charges						19	r	(197)
							(754)
R	Taxes for the period						1	s	(753)
310	Profits (losses) from discontinued operations	(35)
S	Profits (losses) on discontinued groups of operations						111	t	76
330	Profit (loss) for the period attributable to minority interests	(55)
T	Profit attributable to minority interest						8	u	(47)
340	Profit attributable to equity holders of the Parent	1.447	—				—
	NET PROFIT								1.447
(a)
Combination of line item 30.It "Dividends and other revenues" and line item 60.It "Profit (losses) on financial transactions" in the audited income statement to "D. Dividends and income from other financial assets and liabilities" in the reclassified income statement.

(b)
Combination of line 170.It "Income (losses) from investments carried at equity method" in the audited income statement and line "O. Impairment of goodwill" in the reclassified income statement to "E. Profits (losses) on equity shareholdings" in the reclassified income statement.

(c)
Combination of line "Technical income from casualty branch gross of administrative costs" and line "Technical income from the life branch gross of administrative costs" in the audited income statement to "F. Income from insurance business" in the reclassified income statement.

(d)
Combination of line item 140.It "Provisions to the reserve for probable loan losses" and line item 120.It "Adjustments to loans and provisions for guarantees and commitments" in the audited income statement to "G. Net adjustment to loans" in the reclassified income statement.

(e)
Reclassification of line item 230.It "Change in reserve for general banking risks" in the audited income statement to "M. Net adjustments to tangible and intangible assets" in the reclassified income statement.

(f)
Reclassification of line item 220 "Other operating income (expenses)" in the audited income statement to "N. Other net income (expenses)" in the reclassified income statement.

(g)
Reclassification of: €40 million related to interest written off in previous years and recovered during the year from "G. Net adjustments to loans" to "A. Net interest income", €4 million related to loans securitization from "N. Other net income (expenses)" to "A. Net interest income", €7 million related to interest attributable to minority from "A. Net interest income" to "T. Profit attributable to minority interest" and €24 million related to adjustments of differential of hedging derivatives from "D. Dividends and income from other financial assets and liabilities" to "A. Net interest income".

(h)
Reclassification of: €1 million related to interest attributable to minority from "B. Net commissions" to "T. Profit attributable to minority interest" and €8 million related to commissions from "B. Net commissions" to "N. Other net income (expenses)".

(i)
Reclassification of: €6 million related to sale of loans from "C. Income from credit disposals, assets held to maturity and repurchase of non-hedged financial liabilities" to "G. Net adjustments to loans", €15 million related to cancellation of liabilities from "D. Dividends and income from other financial assets and liabilities" to "C. Income from credit disposals, assets held to maturity and repurchase of non-hedged financial liabilities" and €3 million related to fixed financial assets from "N. Other net income (expenses)" to "C. Income from credit disposals, assets held to maturity and repurchase of non-hedged financial liabilities".

(j)
Reclassification of: €13 million related to Fiat convertible facility from "D. Dividends and income from other financial assets and liabilities" to "G. Net adjustments to loans", €15 million related to cancellation of liabilities from "D. Dividends and income from other financial assets and liabilities" to "C. Income from credit disposals, assets held to maturity and repurchase of non-hedged financial liabilities", €34 million related to financial instruments from "D. Dividends and income from other financial assets and liabilities" to "H. Net adjustments to other financial assets", €24 million related to equity investments from "N. Other net income (expenses)" to "D. Dividends and income from other financial assets and liabilities and €24 million related to adjustments of differential of hedging from "D. Dividends and income from other financial assets and liabilities" to "A. Net interest income".

(k)
Reclassification of: €2 million related to equity investments from "N. Other net income (expenses)" to "E. Profits (losses) on equity shareholdings" and €4 million related to equity investments from "E. Profits (losses) on equity shareholdings" to "R. Tax for the period" and "S. Profit (losses) on discontinued groups of operations".

(l)
Reclassification of: €40 million related to interest written off in previous years and recovered during the year from "G. Net adjustments to loans" to "A. Net interest income", €6 million related to sale of loans from "C. Income from credit disposals, assets held to maturity and repurchase of non-hedged financial liabilities" to "G. Net adjustments to loans" and €13 million related to FIAT convertible facility from "D. Dividends and income from other financial assets and liabilities" to "G. Net adjustments to loans".

(m)
Reclassification of €34 million related to financial instruments from "D. Dividends and income from other financial assets and liabilities" to "H. Net adjustments to other financial assets".

(n)
Reclassification of €39 million related to personnel costs from "I. Personnel costs" to "N. Other net income (expenses)".

(o)
Reclassification of: €26 million related to amortization from "N. Other net income (expenses)" to "M. Net adjustments to tangible and intangible assets".

(p)
Reclassification of: €3 million related to fixed financial assets from "N. Other net income (expenses)" to "C. Income from credit disposals, assets held to maturity and repurchase of non-hedged financial liabilities", €24 million related to equity investments from "N. Other net income (expenses)" to "D. Dividends and income from other financial assets and liabilities", €2 million related to equity investments from "N. Other net income (expenses)" to "E. Profits (losses) on equity shareholdings", €39 million related to personnel costs from "I. Personnel costs" to "N. Other net income (expenses)", €102 million related equity investments from "N. Other net income (expenses)" to "S. Profits (losses) on discontinued groups of operations", €6 million related to amortization from "N. Other net income (expenses)" to "S. Profits (losses) on discontinued groups of operations", €3 million related to amortization from "N. Other net income (expenses)" to "P. Profit (losses) from disposal of investments", €19 million related to utilization from "N. Other net income (expenses)" to "Q. Net provisions for risk and changes", €8 million related to commissions from "B. Net commissions" to "N. Other net income (expenses)", €18 million related to amortization from "N. Other net income (expenses)" to "M. Net adjustments to tangible and intangible assets", €8 million related to amortization from "N. Other net income (expenses)" to "M. Net adjustments to tangible and intangible assets" and €4 million related to loans securitization from "N. Other net income (expenses)" to "A. Net interest income".

(q)
Reclassification of €3 million related to amortization from "N. Other net income (expenses)" to "P. Profit (losses) from disposal of investments".

(r)
Reclassification of €19 million related to utilization from "N. Other net income (expenses)" to "Q. Net provisions for risk and changes".

(s)
Reclassification of €1 million related to equity investments from "E. Profits (losses) on equity shareholdings" to "R. Tax for the period".

(t)
Reclassification of: €102 million related equity investments from "N. Other net income (expenses)" to "S. Profits (losses) on discontinued groups of operations", €6 million related to amortization from "N. Other net income (expenses)" to "S. Profits (losses) on discontinued groups of operations" and €3 million related to equity investments from "E. Profits (losses) on equity shareholdings" to "S. Profits (losses) on discontinued groups of operations".

(u)
Reclassification of €8 million related to interest attributable to minority from "A. Net interest income" and "B. Net commissions" to "T. Profit attributable to minority interest"

B.    Liquidity and Capital Resources

Liquidity

        For information concerning the principal categories of the Group's funding sources, see: Item 3. "Key Information—B. Selected Statistical Information—Liabilities and Funding Sources" on page 50 above.

        Sanpaolo IMI has evaluated that its positive credit standing will continue to give it access to both traditional and innovative funding, due to the fact that the working capital requirements of the Group are fully met through its funding strategies.

        There are no legal or economic restrictions, except for regulatory restraints, on the ability of subsidiaries to transfer funds to Sanpaolo IMI in the form of cash dividends, loan or advances. Therefore, there is no material impact on the ability of the company to meet its cash obligations.

Shareholders' Equity

        Group net shareholders' equity was €13,483 million as of December 31, 2005, showed the following changes during the year:

Changes in shareholders' equity
(millions of €)
Shareholders' equity as of December 31, 2004	12,308
Adoption of IAS 32, IAS 39, and IFRS 4	(273)
Shareholders' equity as of January 1, 2005	12,035
Decreases	(873)
—Dividends	(873)
Increases	2,321
—Net income for the year	1,983
—Net change in valuation reserves	252
—Net change in own shares	10
—Stock option accounting	62
—Other changes	14

Shareholders' equity as of December 31, 2005	13,483

        Variations during 2005 were essentially determined by year end income, net of dividends paid out of the net profit for 2004, the change in valuation reserves and accounting for stock options representing an increase in capital and share premium reserves. In particular, the change in valuation reserves amounting to €252 million, was mainly the net result of:

  •
  the revaluation at fair value of several minority equity investments classified in the available for sale portfolio for a total of €478 million that include the investment in Santander Central Hispano for €266 million;

  •
  the recognition of €199 million for the "actuarial" losses on defined benefit employee funds and employee termination indemnities. A recent revision of IAS 19 (Employee Benefits as amended on November 8, 2005) allows, in the presence of valuation imbalances related to actuarial estimates of defined benefit employee funds (including, therefore, the employee termination indemnity), a relative allocation to the provisions for risks, with direct corresponding utilization of the shareholders' equity reserves (net of taxes) and without affecting the statement of income. This option represents a "prudential" alternative to the previously used criterion (the so-called corridor method), which essentially involves not recording the aforementioned "actuarial calculation differences" in the financial statements if they amount to a difference or an increase of no more than 10% of commitments at the beginning of the period; and

  •
  the €27 million reduction in valuation reserves for debt securities.

Treasury Shares

        At December 31, 2005, the Parent Bank's capital was € 5,239,223,740.80. This amount was divided into 1,586,967,318 ordinary shares and 284,184,018 preference shares, both with a nominal value of €2.88 per share. The general shareholders' meeting at Sanpaolo IMI of April 29, 2006 resolved to increase the par value of the shares from €2.80 to €2.88.

        The Parent Bank's capital increased by €21,544,600 or 0.4% from €5,217,679,140.80 in 2004 following the exercise of stock options assigned to management.

        As of December 31, 2005, there were 4,774,774 Sanpaolo IMI shares held by the Group, representing 0.26% of capital. On the basis of the IAS/IFRS criteria, these shares were classified as negative components in the shareholders' equity accounts for €51 million. These shares were held by the Parent Bank and its subsidiaries, as well as by the group of investment companies held within the Group's insurance business that are wholly integrated in line with international accounting standards.

        In the year 2005, transactions in Sanpaolo IMI shares were as follows:

  •
  no buying or selling transactions were made during the year. The Parent Bank had 4,015,919 own shares in its portfolio that corresponded to €11.2 million (nominal value), representing 0.21% of share capital, for a total value of €42.5 million;

  •
  as of December 31, 2004, as part of its institutional dealing activity, Banca IMI held 1,166 Sanpaolo IMI shares in its portfolio. During 2005 it acquired 4,399,256 shares (€12.3 million nominal value) for a cost of approximately €52.3 million and sold 4,184,152 shares (€11.7 million nominal value) for a total cost of €49.6 million. As of December 31, 2005, the company had 216,270 Sanpaolo IMI shares in its portfolio (€0.6 million nominal value) equal to 0.01% of the share capital of the Parent Bank, for a value of €2.7 million;

  •
  Banca Fideuram sold off all Sanpaolo IMI shares it held in its portfolio at the beginning of the financial period; and

  •
  as of December 31, 2004, the group of investment companies, mainly owned by the subsidiary A.I.P. and consolidated for the first time according to IAS/IFRS, held a total of 519,585 shares

    (€1.5 million nominal value) for a value of €5.4 million. During the first half of 2005, these companies acquired 544,000 Sanpaolo IMI shares (€1.5 million nominal value) for a total of €6.5 million and sold 521,000 shares (€1.5 million nominal value) for a total of €6.1 million. Therefore as of December 31, 2005, these companies held 542,585 Sanpaolo IMI shares (€1.5 million nominal value), equal to 0.03% of the share capital of the Parent Bank, for a value of €5.8 million.

        In light of the amount of own shares in the portfolio, the Parent Bank and Banca IMI have the same amount in the non-disposable reserve required by law.

        The own shares of the subsidiaries refer to Banca Fideuram shares held in Parent Bank's portfolio. At December 31, 2005 those shares, held exclusively by Banca Fideuram in support of its stock option plan, were 12,655,273 (€2.4 million nominal value), equal to 1.3% of Banca Fideuram share capital (14,997,000 as of December 31, 2004). In application of IAS 32, these shares are shown, at historic values, adjusting Banca Fideuram's shareholders' equity (including the third-party quota) for €54.4 million.

        The number of own shares held by Banca Fideuram decreased in the second half of 2005, following the exercise of 2,341,727 stock options in the context of its 2004 incentive plan. This stock option provides for the assignment to Banca Fideuram's private bankers of options to acquire Banca Fideuram shares in the ratio of one option per share, to be exercised in the period June-December 2005 at the unit price of €4.43. Following the exercise of the stock options, 2,341,727 Banca Fideuram shares had been sold.

Regulatory Capital and Capital Adequacy

        With regard to prudential and statistical supervision, the Bank of Italy has decided that the consolidated results should be prepared in accordance with IAS/IFRS as of December 31, 2005. The results provided below have been calculated on the basis of the general principles issued by the Regulatory Body in line with the guidelines of the Basel Committee and of the CEBS (Committee of European Banking Supervisors). Moreover, on December 31, 2005, the regulatory capital structure of the Sanpaolo IMI Group also adopted national regulations in terms of the treatment of financial conglomerates, pursuant to Legislative Decree 142/2005, with specific reference to the insurance subsidiaries.

        The following table sets forth the Tier I and the Tier II capital levels and the relative ratios of the Sanpaolo IMI Group at December 31, 2005 and 2004. At December 31, 2004, the amounts we calculated in accordance with Bank of Italy regulations in existence at that date and prepared on an Italian GAAP basis. See: also Item 4. "Information on Sanpaolo IMI—C. Business Overview—Italian

Banking Regulation and Corporate Governance Principles—Capital Adequacy Requirements" on page 83 above for further details.

As at December 31, 2005
(millions of €, except ratios)
Tier I capital(1)	11,286
of which: preferred securities	1,000
Tier II capital(2)	4,720
Less: prescribed deductions	(2,308)
Total Tier I and Tier II capital	13,698

Tier III capital subordinated loans	600

Total Tier I, Tier II and Tier III capital	14,298
Total minimum capital(3)	12,123

Excess capital(4)	2,175

Weighted assets
Credit risk	136,017
Market risk	15,237
Other requirements	288

Total weighted assets	151,542

Capital adequacy ratios (%)(5)
Core Tier I ratio	6.8%
Tier I capital/Total risk-weighted assets	7.4%
Total capital/Total risk-weighted assets(6)	9.4%

(1)
The paid-up capital, reserves and capital innovation instruments, such as preferred shares, are top-quality capital elements. The total of such elements, after deduction of own shares or quotas, of intangible assets, as well as of losses recorded in previous and current fiscal years, form the Tier I capital. Innovative capital instruments can be included in Tier I, up to 15% of the total of Tier I capital. The possible surplus can be assigned to Tier II capital and can be classified among the hybrid capitalization instruments.

(2)
The appreciation reserves, the hybrid instruments and subordinated liabilities usually form the Tier II capital elements. Tier II capital must not be higher than Tier I capital and certain elements included in Tier II capital cannot be higher than a specified amount: for example subordinated liabilities cannot exceed 50% of Tier I capital.

(3)
Total minimum capital requirements are calculated as 8% of total risk-weighted assets.

(4)
This item represents the difference between Total Tier I, Tier II and Tier III capital and total minimum capital.

(5)
The capital adequacy ratio must be calculated on the basis of the amount of Tier I capital and Tier II capital, net of shareholding investments in financial and insurance companies, hybrid instruments, and subordinated loans granted to the same entities.

(6)
According to EU instructions, since 1992, Bank of Italy decided that the capital adequacy of a bank should be evaluated according to the ratio between regulatory capital and the total of the weighted risk assets. In particular, the regulatory capital, made of Tier I capital and Tier II capital, must not be lower, on a consolidated basis, than 8% of weighted risk assets.

        The following table sets forth the Tier I and the Tier II capital levels and the relative ratios of the Sanpaolo IMI Group at December 31, 2004 in accordance with Bank of Italy regulations in existence at that date and prepared on an Italian GAAP basis. The ratios set forth with respect to the capital of Sanpaolo IMI have been calculated net of any dividend distributions. The ratios reflect the clarifications made in the Bank of Italy's technical note of August 3, 2001.

At December 31, 2004(1)
(millions of €, except ratios)
Tier I capital
Share capital	5,218
Additional paid-in capital	725
Reserves(2)	4,975
Preferred securities in euros	1,000
Less: intangible assets	(1,058)

Tier I capital(3)	10,860
Tier II capital
Revaluation reserves	71
Subordinated debt	5,209
Other positive items	85
Other negative items	(9)

Tier II capital	5,356

Less: financial investments	(840)
Total Tier I and Tier II capital ("Own Funds")	15,376

Tier III capital subordinated loans	594

Total Tier I, Tier II and Tier III capital	15,970
Total minimum capital(4)	10,676

Excess capital(5)	5,294

Weighted assets
Lending risk	119,600
Market risk	13,063
Other requirements	787

Total weighted assets	133,450

Capital adequacy ratios
Tier I capital/Total risk-weighted assets	8.l%
Total capital/Total risk-weighted assets	12.0%

(1)
Data included in this column are presented in accordance with Italian GAAP.

(2)
The item refers to the sum of the following Items of the 2004 consolidated financial statements: caption 170 "Reserves" plus caption 200 "Net income for the year" plus caption 140 "Minority interest" (net of the portion referring to revaluation reserves) plus caption 130 "Negative goodwill arising on application of the equity method" plus caption 100 "Reserve for general banking risks", less dividend distributed and treasury shares.

(3)
Tier I regulatory minimum capital requirements are calculated as 4% of total risk-weighted assets.

(4)
Total minimum capital requirements are calculated as 8% of total risk-weighted assets.

(5)
This item represents the difference between Total Tier I, Tier II and Tier III capital and total minimum capital.

        The 2.6% decrease in the ratio total capital/total risk-weighted assets from 12.0% at December 31, 2004 to 9.4% at December 31, 2005 is attributable to the adoption of EU GAAP on January 1, 2005 (a decrease of 0.7%), the increase of capital deductions pursuant to the introduction of regulations on financial conglomerates (a decrease of 0.7%), the repayment of subordinated loans in 2005 (a decrease of 0.4%) and an increase in risk-weighted assets (a decrease of 0.8%).

Material Commitments for Capital Expenditures

        As of December 31, 2005, we had no material commitments for capital expenditures on fixed assets.

Tabular Disclosure of Contractual Obligations

        The following table presents the Group's known contractual obligations by remaining maturity for the categories specified below at December 31, 2005.

	At December 31, 2005
	Payments due by maturity
	less than 1 year	between 1 and 3 years	between 3 and 5 years	more than 5 years	Total
	(in € millions)
Long-term debts(1)	19,455	17,094	12,198	10,105	58,852
Lease obligations(2)	12	16	2	3	33
Other obligations(3)	—	—	—	—	—
Guarantees(4)	15,007	3,242	1,731	1,433	21,413
Commitments(5)	18,857	5,304	7,610	2,112	33,893

Total	53,331	25,656	21,541	13,663	114,191

(1)
Long-term debt consists of senior debt securities and subordinated debt issued by the Group. See: Part B (Liabilities), Section 3 and Part F, Section 2 of the Consolidated Financial Statements on pages F-73 and F-163, respectively and Item 3. "Key Information—B. Selected Statistical Information—Liabilities and Funding Sources on page 50 above. It excludes debt due to customers and debt due to banks since such debt is generally short-term in nature.

(2)
Represents financial and operating lease obligations.

(3)
Represents miscellaneous obligations.

(4)
Primarily represents commercial and financial guarantees provided to public entities, banks and other financial institutions on behalf of customers to secure loans, overdrafts and other facilities. For further details, see Part E, Section A of the Consolidated Financial Statements at page F-122.

(5)
Represents (i) irrevocable lines of credit for €26,595 million; (ii) credit derivatives for an aggregate amount of €1,892 million, (iii) other commitments for €5,407 million. For further details, see Part B, Section 7 of the Consolidated Financial Statements at page F-44.

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

C.    Trend Information

        The first months of 2006 has confirmed the scenario characterized by the reinforcement of global economic growth; in the Euro Zone that was generally accompanied by rising interest rates. Positive signs have been registered in Italy where, after a substantially sluggish 2005, industrial output improved, with growth of companies' income and orders as well as the acceleration of exports. In this environment the Group has pursued the goals set by the 2006-2008 Plan; the results for the first quarter of 2006 have shown a substantial acceleration of all margins compared to those achieved in the same period of 2005, primarily thanks to the strong increase in revenues, which have benefited from the growth of operating volumes. Net income for the three months ended March 31, 2006 increased by 55.9% compared to the corresponding period of 2005.

        Through 2006 the Group expects to continue to follow the 2006-2008 Plan; this should allow a further expansion of operations, thanks to projects aiming at increasing both the number of customers and cross-selling. The Group expects to also increase efficiency, in terms of both financial and human resources. It is expected that further benefits could be brought by the external environment, should this scenario of reinforcement of economic growth, progress of capital markets and improvement of confidence on the side of both companies and consumers continue.

        The Group does not manage its business with regard to reported trends on a US GAAP basis. Consequently, the level of adjustments from the application of US GAAP in current or past periods is not necessarily indicative of the magnitude or direction of such adjustments in subsequent periods.

        On the other hand there are also risks linked to the possible evolution of the economic scenario. In the past months, world markets have registered new pressures on commodity prices. It seems likely that economic growth may be consistent with current levels, but a further rise in commodity prices could affect the current phase of recovery. Also the weakness of the US dollar against the euro may become a threat for the economic environment should the recent trend of fall in the exchange rate continue.

D.    Critical Accounting Estimates

        The discussion and analysis of our results of operations and financial condition are based on our consolidated financial statements, which have been prepared in accordance with International Accounting Standards ("IAS") and International Financial Reporting Standards ("IFRS"), issued by the International Accounting Standards Board ("IASB") and endorsed by the European Commission on December 31, 2005 on the basis of the procedure set forth in EC Regulation no. 1606/2002 ("EU GAAP"), pursuant to Article 3 (1) of Italian Legislative Decree No. 38/2005. The preparation of these financial statements requires management to apply accounting methods and policies that are based on difficult or subjective judgments, estimates often founded on past experience and assumptions determined to be reasonable and realistic based on the related circumstances. The application of these estimates and assumptions affects the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of income and expenses during the reporting period. Actual results may differ from these estimates given the uncertainty surrounding the assumptions and conditions upon which the estimates are based.

        We have summarized below our accounting estimates that require the more subjective judgment of our management in making assumptions or estimates regarding the effects of matters that are inherently uncertain and for which changes in conditions may significantly affect the results reported in the consolidated financial statements.

Allowances for Loan Impairment

        San Paolo IMI's loan impairment provisions are established to recognize any impairment losses arising on its loan portfolio. A loan is impaired when there is objective evidence that events since the loan was granted have affected expected cash flows from the loan to the extent that it is probable that not all amounts of the principal, interest and fees will be received. The impairment loss is the difference between the carrying amount of the loan and the present value of estimated future cash flows discounted at the loan's original effective interest rate.

        Any adjustments to the net carrying amount (presumibile valore di realizzo) of loans are calculated taking into account the extent of the significance of the impairment, applying an individual or a collective assessment.

        The net carrying amount of impaired loans that are assessed on an individual basis is the net present value of the expected cash flows of capital and interest of the various exposures.

        In determining the net present values of the cash flows relating to the impaired loan, the main factors considered are the estimated future cash flows their timing and the applicable discount rate. The estimated future cash flows and their timing (that constitute the expected repayment schedules) are determined on analytical assumptions made by the departments in charge for loan assessment and, where such assumptions are not available, on lump-sum estimates based on statistics of internal historical data and sector studies.

        The applicable discount rates used to discount the estimated future cash flows (as included in the expected repayment schedules) of impaired loans were the original effective interest rates used for medium-long term loans and the weighted average of the rates charged on short-term loan exposures with similar contractual characteristics, maturity and risk profile.

        Collective adjustments to performing loans are calculated by applying a model developed on the basis of Risk Management methodologies used by banks in the Group to assess the credit impairment that it is believed to have been incurred at the reference date, the extent of which is not known at the time of the assessment.

        These write-downs, however, may be reinstated by means of write-backs in the event that the reason for such write-downs ceases to apply or the amount recovered on the loans is higher than the original write-down recorded in the accounting records.

        Changes in the estimates and assumptions used in determining the allowance for loan impairment could have a direct impact on the provision and could result in a change in the allowance. However, experience suggests that the estimations and assumptions are reliable and stable.

Fair Value of Financial Instruments

        The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

        The fair value of financial instruments listed on active markets is represented by the related market price. As concerns the identification of the active market, the Group uses specific rules and procedures to fix the price and verify the reliability of the shares bought. The market price, considered representative of fair value, for assets owned by the Bank is taken at the bid price, whilst for assets to be acquired, the market price is taken at the asking price. If the bid and asking prices are not available, current fair value is evaluated at the price of the last transaction made. Where financial assets and liabilities are matched in terms of market risk, reference is made to average market prices in order to establish their fair value.

        Financial assets with more than one listing price on distinct active markets are designated at the price the Bank deems most favorable. If no market price exists for a financial instrument in its entirety, but only for its components, the fair value is calculated on the basis of the relevant market prices of the components.

        For a considerable portion of the assets and liabilities held or issued by Sanpaolo IMI, market prices are not available. In these cases, appropriate measurement techniques were employed which involved the time discounting of cash flows, using parameters based on the market conditions prevailing at the date of the financial statements.

        Since the measurement results may be significantly influenced by the assumptions made, mainly as concerns the timing of future cash flows, the discount rates used, and the credit spread estimate methods employed, the fair value estimated would not necessarily be realized if the financial instruments were sold immediately.

        In determining the fair value of the financial instruments the following methods and key assumptions were used:

  •
  for debt securities owned by the Bank, the Group adopted a specific procedure for the determination of the situations constituting an active market based on an analysis of the trading volumes, the price range and the number of shares on the market. Where a market is not considered to be active, comparables are identified with the same financial characteristics of the instrument or, as a final resort, cash flows are estimated including all factors that could influence the value of the instrument (e.g. credit risk, volatility and illiquidity);

  •
  for financial (asset and liability) captions with a residual term equal to or less than 18 months, fair value was reasonably assumed to equal carrying value;

  •
  for loans and deposits on demand, the maturity date of contractual obligations was assumed to be immediate and to coincide with the date of the financial statements; hence fair value was taken at the carrying value;

  •
  for medium-/long-term loans to customers, fair value was measured using internally defined measurement techniques involving the time discounting of residual contractual cash flows at current interest rates, adjusted to take into account the credit rating of each individual borrower (or the probability of default resulting from the rating) and loss given default;

  •
  for impaired assets, fair value was taken at book value;

  •
  for medium-/long-term liabilities, consisting of unsecured securities or deposits, fair value was measured by time discounting contractual cash flows at rates which the Bank, at the time of measurement, could reasonably apply on the market of reference at the date of the financial statements for similar deposits;

  •
  for medium-/long-term liabilities and fixed rate, structured securities issued hedged for changes in fair value, fair value was taken at the book value already adjusted for the effects of hedging, on the assumption that there had been no significant deviations in the credit spread of the issuer since origination and that there no other particular or significant risk elements with a possible impact on fair value.

        Finally, it should be noted that the parameters assumed and models used may differ from one financial institution to another; hence where different assumptions are used, the results may significantly differ. It should further be noted that IFRS exclude certain financial instruments (e.g. deposits on demand) and non-financial instruments (e.g. goodwill, tangible assets, equity investments, etc.) from the fair value option, and therefore overall fair value cannot be taken as an estimate of the economic value of the Group.

Goodwill

        The Group capitalizes goodwill arising on the acquisition of businesses. Goodwill is the excess of the consideration paid for an acquired entity over the fair value of the assets and liabilities acquired and the fair value of any identified intangible assets. The determination of the fair value of assets and liabilities of businesses acquired requires the exercise of management judgment; for example those financial assets and liabilities for which there are no quoted prices, and those non-financial assets where valuations reflect estimates of market conditions such as property.

        Goodwill is not amortized but is regularly reviewed for impairment. Goodwill is allocated to cash-generating units for the purpose of impairment testing. An impairment loss is recorded where the recoverable amount is lower than its carrying value. The recoverable amount is the greater of the fair value of the cash-generating unit, net of selling costs, and the value in use. The value in use is the present value of the future cash flows expected to be produced by the cash-generating unit and arising on its disposal at the end of its useful life. At the consolidated level, to test for impairment, goodwill is allocated to groups of cash-generating units that represent the lowest level within the Group at which the goodwill is monitored for internal management purposes.

Intangible Assets

        Internal costs incurred to develop software are capitalized in the financial statements as intangible assets, only upon verification of the technical feasibility of the projects involved and their completion as well as their ability to generate future economic benefits. At the development stage, these assets are valued at cost, inclusive of any direct ancillary costs and any costs relating to internal staff employed on the development. If the results of the trial testing are negative, then the costs are charged to the statement of income.

        Intangible assets arising on software developed internally or acquired externally are amortized on a straight-line basis, starting from the date of completion and implementation, over an estimated useful life of three years. Where the recoverable amount of such assets is lower than their book value, the difference is recorded in the statement of income.

Pensions

        Sanpaolo IMI operates a number of defined benefit pension schemes as described in the financial statements. The assets of the schemes are measured at their fair value at the balance sheet date. Scheme liabilities are measured using the projected unit method, which takes account of projected earnings increases, using actuarial assumptions that give the best estimate of the future cash flows that will arise under the scheme liabilities. These cash flows are discounted at the market rate of zero coupon bonds, considered most representative of market performance. Resulting actuarial gains and losses are stated in a specific valuation reserve balancing the specific asset or liability entry. In determining the value of scheme liabilities, assumptions are made as to price inflation, dividend growth, pension increases, earnings growth and employees. There is a range of assumptions that could be adopted in valuing the schemes' liabilities. Different assumptions could significantly alter the amount of the deficit recognized in the balance sheet and the pension cost charged to the income statement.

Provisions for risks and charges

        Provisions are made to cover estimated losses on legal disputes, including revocatory actions, the estimated amounts payable in relation to customer disputes in respect of dealing activities in securities, other sums payable in connection with legal or implicit obligations existing at the end of the financial year, including accruals for incentive voluntary redundancy payments, other welfare and social contributions as well as contractual indemnities due to Private Bankers of the Group.

        The provisions made are re-examined at each balance sheet date and adjusted to reflect the best current estimates. When it looks unlikely that resources will be needed to produce economic benefits to meet the obligation, the accrual is reversed.

Deferred income taxes

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

Insurance Products

        Products for which insurance risk is deemed significant include, among other things, life policies with annuity first branch death policies and income and mixed policies with guaranteed fixed conversion rates at the time of issue, and certain types of unit-linked policies and damage cover.

        Sanpaolo IMI uses base tables of standard mortality appropriate to the type of contract being written and the territory in which the insured person resides. These are adjusted to reflect the Group's experience, mortality improvements and voluntary termination behavior.

E.    Recent Accounting Developments

Developments under IFRS

        IFRS 7 ("Financial Instruments Disclosures") and an amendment to IAS 1 ("Presentation of Financial Statements") on capital disclosures were issued by the IASB in August 2005 for application in accounting periods beginning on or after January 1, 2007 and have been adopted by the European Commission.

        IFRS 7 ("Financial Instruments: Disclosures") replaces IAS 30 ("Disclosures in the Financial Statements of Banks and Similar Financial Institutions") and the disclosure provisions in IAS 32 ("Financial Instruments: Disclosure and Presentation"). IFRS 7 requires disclosure of the significance of financial instruments for an entity's financial position and performance and of qualitative and quantitative information about exposure to risks arising from financial instruments. The standard is effective for financial years beginning on or after January 1, 2007. Earlier application is encouraged.

        Amendment "Capital Disclosures" to IAS 1 ("Presentation of Financial Statements") requires disclosures about an entity's capital and the way it is managed. This amendment is also effective for financial years beginning on or after January 1, 2007. Earlier application is encouraged.

        The IASB has also issued three amendments to IAS 39 ("Financial Instruments: Recognition and Measurement"). The first, "Cash Flow Hedge Accounting of Forecast Intra-group Transactions", published in April 2005, amends IAS 39 to permit the foreign currency risk of a highly probable forecast intra-group transaction to qualify as a hedged item in the consolidated financial statements. The amendment is effective for financial years beginning on or after January 1, 2006.

        The second, "The Fair Value Option", published in June 2005, places conditions on the option in IAS 39 to designate on initial recognition a financial asset or financial liability as at fair value through profit or loss. The amendment is effective for financial years beginning on or after January 1, 2006. Earlier application was encouraged. The Group has adopted this amendment from January 1, 2005.

        The third, "Financial Guarantee Contracts", published in August 2005, amends IAS 39 and IFRS 4 "Insurance Contracts". The amendments define a financial guarantee contract. They require such contracts to be recorded initially at fair value and subsequently at higher of the provision determined in accordance with IAS 37 "Provisions, Contingent Liabilities and Contingent Assets" and the amount initially recognized less amortization. The amendments are effective for financial years beginning on or after January 1, 2006.

        In December 2005, the IASB issued amendments to IAS 21 "The Effects of Changes in Foreign Exchange Rates" to clarify that a monetary item can form part of the net investment in overseas operations regardless of the currency in which it is denominated and that the net investment in a foreign operation can include a loan from a fellow subsidiary. The amendments are effective immediately but have not been endorsed by the EU. The Group is reviewing IFRS 7 and the amendments to IAS 1 and IAS 21 and those to IAS 39 that it has not implemented, to determine their effect on its financial reporting and will be adopted by the Group for reporting in 2007. Consideration will be given in 2006 to the implications, if any, of the following IFRIC (International Financial Reporting Interpretations Committee) interpretations issued during 2005 which first apply to accounting periods beginning on or after January 1, 2006:

  •
  Interpretation 4—determining whether an arrangement contains a lease,

  •
  Interpretation 5—rights to interests arising from decommissioning, restoration and environmental rehabilitation funds,

  •
  Interpretation 6—liabilities arising from participating in a specific market—waste electrical and electronic equipment, and

  •
  Interpretation 7—applying the restatement approach under IAS 29 financial reporting in hyperinflationary economies, first applies to accounting periods beginning on or after March 1, 2006. While this is unlikely to have any implications for the Group, if necessary, it will be applied from January 1, 2007.

Developments under U.S. GAAP

SFAS 153: Exchanges of non-monetary assets

        The FASB issued SFAS 153 Exchanges of Non-monetary Assets, an amendment of APB (Accounting Principles Board) Opinion No. 29 in December 2004. SFAS 153 provides for a general exemption from fair value measurement for exchanges of non monetary assets that do not have commercial substance (as defined in FAS). The statement is effective for fiscal years beginning after June 15, 2005. Sanpaolo IMI will adopt the statement from January 1, 2006. The adoption is not expected to have a material impact on the Group's financial position or results of operations.

SFAS 154: Accounting changes and corrections of errors

        SFAS 154 was issued in May 2005 and is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. SFAS 154 provides guidance on the accounting changes (voluntary and those required by the issuance of an accounting pronouncement) and error corrections. APB Opinion No.20 previously required that most voluntary changes in accounting principles be recognized by including in net income in the period of change, the cumulative effect of changing to a new accounting principle. SFAS 154 establishes, unless impracticable, retrospective application of the direct effects of the change as the required method for reporting change in accounting principles in the absence of explicit transition requirements specific to the newly adopted accounting principle. The correction of an error in previously issued financial statements is not an accounting change although the reporting of an error correction involves adjustments to previously issued financial statements similar to those reporting an accounting change. Sanpaolo IMI will adopt the statement from January 1, 2006. The adoption of this standard will help to further align the US GAAP reporting with EU GAAP.

SFAS 155: Accounting for Certain Hybrid Financial Instruments

        In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments" (SFAS 155), an amendment to SFAS 140 and SFAS 133. SFAS 155 permits election to measure any hybrid financial instrument at fair value (with changes in fair value recognized in earnings) if the hybrid instruments contains an embedded derivative that would otherwise be required to be bifurcated and accounted for separately under SFAS 133. The election to measure the hybrid instrument at fair value is made on an instrument-by-instrument basis and is irreversible.

        The statement will be effective for all instruments acquired, issued, or subject to a remeasurement event occurring after the beginning of fiscal years that begin after September 15, 2006, with earlier adoption permitted as at the beginning of the Group's 2006 fiscal year. Sanpaolo IMI is assessing the impact of this change in accounting in its consolidated financial statements.

SFAS 156: Accounting for Servicing of Financial Assets

        In March 2006, the FASB issued SFAS No. 156 Accounting for Servicing of Financial Assets. SFAS 156 amends FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities. The statement requires entities to initially recognize servicing rights at fair value and subsequently measure them either at fair value or amortized cost. Subsequently, entities may elect to measure separately recognized servicing assets and liabilities using the current amortization method or at fair value, with changes in value recognized in current period earnings. The fair value election is irrevocable and must be applied on a class-by-class basis. Sanpaolo IMI is evaluating the potential impact of the fair value election, but otherwise plans to adopt the initial recognition provisions and the statement's other requirements as of January 1, 2006.

FSP FAS 115-1 and FAS 124-1 The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments

        This FSP was issued in November 2005, nullifies the guidance in EITF 03-1 The Meaning of Other-Than Temporary Impairment and Its Application to Certain Investments and addresses the determination as to when an investment is considered impaired, whether the impairment is other than temporary, and the measurement of any impairment loss. An investment is deemed impaired if the fair value of the investment is less than cost. This impairment is either temporary or other than temporary but not permanent. If the impairment is other than temporary, an impairment loss equal to the difference between the investment's cost and fair value is recognised. The fair value becomes the new cost base and is not adjusted for any recoveries in value. This FSP is applicable to the first reporting period beginning after December 15, 2005. Sanpaolo IMI will adopt this FSP from January 1, 2006. Adoption of this FSP is not expected to have a material impact on Sanpaolo IMI's US GAAP financial statements.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and Senior Management

Board of Directors

        The Board of Directors of Sanpaolo IMI was renewed by the general shareholders' meeting of April 29, 2004, which also approved the financial statements for the year ended December 31, 2003.

The mandate of the Board of Directors will expire at the general shareholders' meeting called to approve the financial statements for the year ended December 31, 2007.

        The following table sets forth the names, position and year of appointment of the members of the Board of Directors of Sanpaolo IMI.

Name	Age	Position	Appointed
Enrico Salza	69	Chairman	1998	(1)
Maurizio Barracco	62	Director	2004
Pio Bussolotto	70	Director	2002
Giuseppe Fontana	52	Director	1998
Ettore Gotti Tedeschi	61	Director	2004
Alfonso Iozzo	63	Managing Director	2001
Virgilio Marrone	59	Director	1998
Iti Mihalich	74	Director	1997
Anthony Orsatelli	55	Director	2003
Emilio Ottolenghi	74	Director	1995
Orazio Rossi	74	Deputy Chairman	2002
Gian Guido Sacchi Morsiani	71	Director	2002
Alfredo Saenz Abad	63	Director	2004
Mario Sarcinelli	72	Director	2004
Leone Sibani	69	Director	2004
Alberto Tazzetti	58	Director	2004
Josè Manuel Varela	59	Director	2004

(1)
Appointed Chairman in 2004.

        For a discussion of the election of the Board of Directors, see: Item 7. "A. The Major Shareholders—Agreements Among Shareholders" on page 169 below.

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

        The General Manager is the head of the operating and executive structure of Sanpaolo IMI and is responsible for the Commercial Banking Business Sector. Including the banking networks in Italy and abroad. Furthermore, the General Manager is responsible for the specialist companies operating in specific markets, territories and businesses such as public entities (Banca OPI), investment banking (Banca Imi), private equity, consumer credit (Neos Banca), leasing (Sanpaolo Leasint) and tax collection (Gest Line).

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

Name	Age	Position	Appointed
Alfonso Iozzo	63	Managing Director	2001
Pietro Modiano	54	General Manager	2004
Bruno Picca	56	Head of Finance and Administration Department	2004
Pier Luigi Curcuruto	56	Head of MOI Department	2000
Aldo Gallo	57	Head of Audit Department	1999
Maurizio Montagnese	50	Head of Group Personnel and Organization Department	1999
Bruno Mazzola	58	Head of Shareholdings Investments Department	2004
Piero Luongo	51	Head of General and Legal Affairs Department	2001
Davide Alfonsi	42	Head of Risk Management Function	2005
Lucia Ariano	52	Head of Group Management Control Department	2005
Giuseppe Cuccurese	51	Head of Foreign Department	2005
Doriano Demi	55	Head of Asset Management and International Private Banking	2005
Carla Patrizia Ferrari	49	Head of Public Company and Agencies Department	2005
Carlo Ricordi	59	Head of Distribution Coordination Department	2005
Eugenio Rossetti	49	Head of Lending Department	2005
Giorgio Spriano	48	Head of Planning Department	2005
Lorenzo Stanca	43	Head of Operative Strategies Department	2005
Sebastiano Strumia	44	Head of Corporate Department	2005
Filippo Vecchio	40	Head of Group External Relations	2005
Giovanni Viani	45	Head of Retail and Private Department	2005
Mario Greco	45	Managing Director of Eurizon Financial Group	2005

        On April 4, 2005 the Board of Directors of Sanpaolo IMI appointed Mr. Mario Greco as Managing Director of Assicurazioni Internazionali di Previdenza and as member of the Board of Directors and Executive Committee of Banca Fideuram. The choice of Mario Greco was in the context of strengthening the Group's insurance business in line with the objective of preparing for the important challenges in the sector. On July 5, 2005 the Board of Directors of Sanpaolo IMI nominated Mr. Mario Greco as the head of Saving and Pensions—one of the three Business Areas in which the Group's activities were structured—and approved a development project with the aim of satisfying the emerging needs of customers for advice in protecting savings and personal pensions in the most efficient manner.

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

        Maurizio Barracco has been managing director of Veedol Lubrificanti S.p.A., president of SAEL Italia S.p.A. and director of RCS Editori S.p.A. from 1984 to 2002, he is currently director of RCS Daily Newspapers S.p.A. From 2000 he has been managing director of Arin group and chairman of consorzio Acqua Blu.

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

        Virgilio Marrone has been a director of IFI S.p.A. since 1973, first as assistant to the managing director, then as secretary general. From 1993 he was joint general manager and responsible for business development of IFI S.p.A. and from 2002 general manager of IFI S.p.A. On May 25, 2006, the Board of Directors of IFI S.p.A. nominated Mr. Marrone managing director and general manager. He is also director of Fiat S.p.A. and of Exor Group, Luxembourg.

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

        Gianguido Sacchi Morsiani has been a university professor of administrative law since 1997 and is the author of many legal publications. He has also worked as European Commission expert in connection with the harmonization of the legislations of EU countries. He has been a member of the Technical Committee of the Finance Ministry and Chairman of I.C.C.R.I. He was the chairman and deputy chairman of Cardine Banca. He has been chairman of Cassa di Risparmio in Bologna since 1980. He is chairman of Neos Banca.

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

        Alberto Tazzetti is a member of the general board of Compagnia di San Paolo, a partner and chairman of Sicurezza Lavoro S.r.l. as well as director of the Centrale del Latte di Torino Spa. He is also a member of the Comitato Esecutivo della Piccola Industria and member of the Consiglio Direttivo of Confindustria, and deputy chairman of the Unione Industriale of Turin.

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

        Mario Greco was appointed Chief Executive Officer and General Manager of Assicurazioni Internazionali di Previdenza S.p.A. in April 2005 with responsibility for the "Savings and Pensions" of the Sanpaolo Imi Group. From 1998 until March 2005 he had been chief executive officer of RAS S.p.A., which he entered in 1995. He began his career in McKinsey & Company, where he became partner in 1992, after graduating in Economics from Rome University and obtaining a Master's degree in International Economics and Monetary Theory from Rochester University (U.S.A.). He is board member of Banca Fideuram and Universo Servizi, as well as Chairman of Egida. In addition, Mr Greco serves on the board of directors of Fastweb and Indesit.

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

        Davide Alfonsi is the head of Risk Management function having pursued his career within Sanpaolo IMI covering various positions subsidiaries of the Group. Previously he gained relevant experience at Arthur Andersen in the Finance area with particular reference to risk management sector.

        Lucia Ariano is head of the Group Management Control Department. She has pursued her career within Sanpaolo IMI, holding various positions in different sectors and countries.

        Giuseppe Cuccurese is head of the Foreign Department having pursued his career within Sanpaolo IMI, holding various positions as chief of New York and Nassau branches and then of the foreign network.

        Doriano Demi is chief of the Asset Management and International Private Banking, having pursued his career within Sanpaolo IMI, holding increasing responsibilities in subsidiaries of the Parent Bank. Previously he gained relevant experience in the finance area.

        Carla Patrizia Ferrari is head of the Public Companies and Agencies Department, General Manager of Banca OPI and CEO of S.In.Loc. and Fin. Opi S.p.a. She has pursued her career within Sanpaolo IMI, holding various positions in different sectors including Studies and Strategies Department. Previously she gained relevant experience in the European Community.

        Carlo Ricordi is head of the Distribution Coordination Department having pursued his career within Sanpaolo IMI covering various positions in different sectors including Group Commercial Coordination.

        Eugenio Rossetti is chief of the Lending Department. He held considerable responsibilities in different sectors of the Group such as head of the Large Groups Department and General Manager of Imibank Lux.

        Giorgio Spriano is the head of the planning department. He has pursued his career within Sanpaolo IMI, holding various positions in different sectors and countries, including investor relations and Corporate Development.

        Lorenzo Stanca is the head of the operative strategies department. He joined SanPaoloImi from UniCredit where he headed the fixed income markets department of the Investment Bank of the

Group—UBM and where he gained considerable experience in the research department at Credito Italiano.

        Sebastiano Strumia is the chief of the Corporate Department. Until July 2005 he held various responsibilities in Unicredit Group including heading the Corporate Finance Department.

        Filippo Vecchio is the chief of Group External Relations. Previously he held positions of responsibility in UTET Publishing Group and in the press office of the Prime Minister of the Italian government.

        Giovanni Viani is the head of the Retail and Private Department. Previously he held considerable responsibilities in McKinsey as Director, gaining considerable experience in banking and insurance sectors with particular reference to strategy, marketing and organizational development.

  Other principal directorships

        With reference to the current directors of the Bank, the following table sets forth the principal positions held by the Directors and the Statutory Auditors in other companies listed on regulated markets. The table also sets forth the offices of the Directors in banking, financial and insurance companies.

Director	Office	Company
Enrico Salza	Managing Director	Tecnoholding S.p.A.
Maurizio Barracco	Director	R.C.S. Quotidiani S.p.A.
	Sole Director	ARIN—Azienda Risorse Idriche Napoli S.p.A.
Pio Bussolotto	Director	Cassa di Risparmio di Padova e Rovigo S.p.A.
	Director	Cassa di Risparmio di Firenze S.p.A.
	Director	Banca delle Marche S.p.A.
	Director	Assicurazioni Iternazionali di Previdenza S.p.A.
Giuseppe Fontana	Director	Banca Popolare di Sondrio
	Director	Banca Fideuram S.p.A.
Ettore Gotti Tedeschi	Chairman	Santander Consumer Bank S.p.A.
	Deputy Chairman	Alerion Industries
	Director	Cassa Depositi e Prestiti
	Director	Endesa Italia S.p.A.
Alfonso Iozzo	Chairman	Banca OPI S.p.A.
	Director	Assicurazioni Internazionali di Previdenza S.p.A.
Virgilio Marrone	Managing Director and General Manager	IFI S.p.A.
	Director	Fiat S.p.A.
	Director	Exor Group—Luxembourg

Iti Mihalich	Chairman	Societá Reale Mutua di Assicurazioni
	Chairman	Banca Reale S.p.A.
	Chairman	Rem Assicurazioni S.p.A.
	Chairman	Reale Immobili
	Chairman	Blue Assistance
	Chairman	La Piemontese Assicurazioni S.p.A.
	Chairman	La Piemontese Vita S.p.A.
	Chairman	Compagnia Italiana di Prev., Ass.ni e Riass.ni
	Chairman	ICT Immobiliare S.p.A.
	Chairman	Reale Seguros Generales S.A.
	Chairman	Reale Vida S.A.—Compania de Seguros y Reaseguros S.A.
	Chairman	Union Asseguradora, Sociedad Anonima de Seguros Generales
	Chairman	Reale Sum—Agrupacion de Interes Economico
	Chairman	Inmobiliaria Grupo Asegurador Reale S.A.
	Chairman	Immobiliare Nirasole S.p.A.
	Deputy Chairman	Ala Assicurazioni S.p.A.
	Director	Sara Assicurazioni S.p.A.
	Director	Sara Vita S.p.A.
	Director	Humanities S.p.A.
Anthony Orsatelli	Membre du Directoire	Caisse Nationale des Caisses d'Epargne S.A.
	Membre du Conseil de Surveillance	Sogeposte S.A.
	Chairman of the Board of Directors	Nexgen Financial Holding Limited
	Chairman of the Board of Directors	Nexgen Re Limited
	Member of the Board of Directors	CDC Ixis AM US Corporation
	Member of the Board of Directors	Euroclear Plc.
	Member of the Board of Directors	CDC Ixis Financial Guaranty North America Inc.
Emilio Ottolenghi	Chairman	Vis S.p.A.
	Chairman	La Petrolifera Italo Rumena S.p.A.
	Director	Argus Fund S.A.
	Director	Sapir S.p.A.
Orazio Rossi	Chairman	Cassa di Risparmio di Padova e Rovigo S.p.A.
	Chairman	Sanpaolo IMI Internazionale S.p.A.
Gianguido Sacchi Morsiani	Chairman	Neos Banca S.p.A.
	Chairman	Gest Line S.p.A.
	Director	CNC Consorzio Nazionale Concessionari
Servizio Riscossione Tributi

Afredo Saenz Abad	Vice Presidente Segundo Y Consejero Delegado	Banco Santander Central Hispano S.A.
	Deputy Chairman	Santander Central Hispano Investment S.A.
	Deputy Chairman	Compania Espanola de Petroleos S.A.
	Chairman	Banco Banif S.A.
	Consejero	France Telecom Operadores de Telecomunicaciones S.A.
Mario Sarcinelli	Director	Ina Vita S.p.A.
	Director	Cassa Depositi e Prestiti S.p.A.
	Director	Data Management S.p.A.
Leone Sibani	Chairman	Sanpaolo IMI Private Equity S.p.A.
	Director	Sanpaolo IMI Internazionale S.p.A.
	Director	Banca Popolare dell'Adriatico S.p.A.
	Director	Biesse S.p.A.
Alberto Tazzetti	Chairman	Sicurezza Lavoro S.r.l.
	Director	Centrale del Latte di Torino & Co. S.p.A.
Josè Manuel Varela	Director	Santander Consumer Finance S.A.
	Director	Santander Consumer Elcon Finans A.S.—Norway
	Director	Santander Consumer PTF Bank S.A.—Poland
	Director	Santander Consumer CC—Bank AG—Germany
	Director	Santander Consumer Bank S.p.A.
	Director	Interbanco—Portugal
	Director	CC—Credit R.T.—Hungary
	Director	Banque Commerciale du Maroc

Board of Statutory Auditors

        The Board of Statutory Auditors was renewed by the general shareholders' meeting of April 29, 2005. The statutory auditors were elected for a three-year term and their mandate will expire at the general shareholders' meeting called to approve the financial statement for the year ended December 31, 2007.

        The following table sets forth the names, the age and the position of the current statutory auditors of Sanpaolo Imi:

Name	Age	Position
Maurizio Dallocchio	48	Chairman of Board of Auditors
Aureliano Benedetti	70	Auditor
Gianluca Ferrero	42	Auditor
Augusto Franchini	66	Auditor
Paolo Mazzi	59	Auditor
Carlo Pavesio	60	Alternate Auditor
Paolo Piccatti	49	Alternate Auditor

        The statutory auditors were elected through the voting list and in observance of a procedure which envisages the timely publication of the candidacies and ensures a representation of representatives of minority shareholders (see: Item 6. "Directors, Senior Management and Employees—C. Board Practices—Comparative Analysis between NYSE Corporate Governance Standards and Sanpaolo IMI Corporate Governance Practice" on page 160 below).

        In case any of the statutory auditors ceases for any reason to serve in such capacity, the alternate auditor automatically replaces him until the next shareholders' meeting, at which a replacement will be elected by the shareholders. Statutory auditors are required to attend the general meeting of shareholders, Board of Directors meetings and Executive Committee meetings.

        The Board of Statutory Auditors is called upon to supervise the observance of applicable laws and the Articles of Association, the observance of principles of correct management and the adequacy of the organizational structure, for the areas of competence, of the internal control system and the Parent Bank's administrative-accounting system, as well as the adequacy of the provisions given by the Parent Bank to its subsidiaries to fulfill the communication and information obligations provided for by law. As specified below Sanpaolo IMI has designated the Board of Statutory Auditors, and the Board of Statutory Auditors has accepted such designation as Sanpaolo IMI's Audit Committee for purposes of Rule 10A-3 under the Securities Exchange Act (see: "C. Board Practices—Comparative Analysis between NYSE Corporate Governance Standards and Sanpaolo IMI Corporate Governance Practice" on page 160 below).

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

B.    Compensation

        The following table sets forth the compensation paid to or accrued by the Directors, the General Manager and the Statutory Auditors of Sanpaolo IMI for the year ended December 31, 2005:

Name	Function	Period in office	Expiration of Office(*)	Remuneration for the function in Sanpaolo IMI		Non-monetary benefits	Bonuses and other incentives(1)		Other compensation(2)
				(thousands of €)
Directors and General Manager
Salza Enrico	Chairman of the Board of Directors(3)	January 1, 2005- December 31, 2005	2006	959		—	80		—
Rossi Orazio	Deputy Chairman of the Board of Directors(3)	January 1, 2005- December 31, 2005	2006	711	(a)	—	87			(a)
Iozzo Alfonso	Managing Director(3)	January 1, 2005- December 31, 2005	2006	1,359		—	1,944			(b)
Modiano Pietro	General Manager	January 1, 2005- December 31, 2005	2006	1,250		32	1,800			(c)
Barracco Maurizio	Director	January 1, 2005- December 31, 2005	2006	64		—	73		—
Bussolotto Pio	Director(3)	January 1, 2005- December 31, 2005	2006	74		—	174	(d)	174
Fontana Giuseppe	Director	January 1, 2005- December 31, 2005	2006	88		—	120		44
Gotti Tedeschi Ettore	Director(3)	January 1, 2005- December 31, 2005	2006	74		—	174		—
Marrone Virgilio	Director	January 1, 2005- December 31, 2005	2006	67		—		(e)	—
Mihalich Iti	Director	January 1, 2005- December 31, 2005	2006	66		—	154		—
Orsatelli Anthony	Director	January 1, 2005- December 31, 2005	2006	63		—	40		—
Ottolenghi Emilio	Director(3)	January 1, 2005- December 31, 2005	2006	74		—	207		—
Sacchi Morsiani Gian Guido	Director(3)	January 1, 2005- December 31, 2005	2006	74		—	207		145
Saenz Abad Alfredo	Director	January 1, 2005- December 31, 2005	2006	62		—	47		—
Sarcinelli Mario	Director	January 1, 2005- December 31, 2005	2006	67		—	80		—
Sibani Leone	Director	January 1, 2005- December 31, 2005	2006	65		—	80		113
Tazzetti Alberto	Director	January 1, 2005- December 31, 2005	2006	65		—	80		—
Varela Josè Manuel	Director(3)	January 1, 2005- December 31, 2005	2006	73		—	174		—

Statutory Auditors
Dallocchio Maurizio	Chairman of Statutory Auditors Statutory Auditor	April 30, 2005- December 31, 2005 January 1, 2005- April 29, 2005	2007	102	(f)	—	—	63	(f)
Benedetti Aureliano	Statutory Auditor	January 1, 2005- December 31, 2005	2007	72		—	—	62
Ferrero Gianluca	Statutory Auditor	April 30, 2005- December 31, 2005	2007	50		—	—	—
FranchinI Augusto	Statutory Auditor	April 30, 2005- December 31, 2005	2007	51		—	—	13
Mazzi Paolo	Statutory Auditor	January 1, 2005- December 31, 2005	2007	76		—	—	42
Paolillo Mario	Chairman of Statutory Auditors	January 1, 2005	2004	36		—	—	57
Vitali Enrico	Statutory Auditor	April 29, 2005	2004	22		—	—	—

(*)
Date of Shareholders' Meeting called to approve the financial statements for that financial year.

(1)
This includes:

•  for the Chairman and Deputy Chairman, the remuneration is related to the net consolidated income for the year 2004, divided in proportion to their participation in the meetings of the board—while both serving as Deputy Chairman—at meetings held up to April 29, 2004, on the basis of a resolution of the Board of Directors following the approval of the financial statements for 2004. The Board of Directors' meeting of May 11, 2004 and that of February 22, 2005 set an all-inclusive fixed annual remuneration for the President and Vice President for the year 2005;

•  for the Managing Director and Chief Executive Officer, the variable part of the remuneration for 2005 in relation to the achievement of the set objectives related to Group's performance and Share price. With regard to the Chief Executive Officer, the amount to be paid is limited to a quota of 50% with the remaining quota to be paid by the end of May 2008 on condition that the working relationship continues;

•  for the Directors, the remuneration is related to the net consolidated income for the year 2004, divided in proportion to their participation in the meetings of the board held during the year, on the basis of a resolution of the Board of Directors following the approval of the financial statements for 2004. For the year 2005, the amount due totals €2,113,000, calculated in relation to the profitability and to the results of the Group for the year 2005. Since the distribution to each member will be made after the Shareholders' Meeting to approve the 2005 financial statements, such consideration will be reported in the table attached to the financial statements for the year 2006.

(2)
Remuneration matured with other companies of the Group.

(3)
Members of the Executive Committee.

(a)
Including remuneration for the position in the Parent Bank and positions in Group companies as representative of the Parent Bank (€216,000 from Cassa di Risparmio di Padova e Rovigo S.p.A. and €51,000 from Sanpaolo IMI Internazionale S.p.A.).

(b)
€472,000 paid to the Parent Bank.

(c)
€161,000 paid to the Parent Bank.

(d)
Variable part attributed in relation to participation at meetings since April 29, 2004: previously, the person held the office of Managing Director, which carried all-inclusive remuneration.

(e)
In addition to the amount shown in the table €160,000 in bonuses and other incentives (relating to the variable part of remuneration for 2004) paid to IFI SpA.

(f)
Including remuneration for the office of Statutory Auditor from January 1, 2005 to April 29, 2005 and Chairman of Statutory Auditors from April 30, 2005 to December 31, 2005.

        The aggregate compensation for the year ended December 31, 2005 for the General Manager Pietro Modiano was of €3.082 million. Such compensation includes €0.9 million payable at the end of May 2008 subject to the continuation of the working relationship.

        The aggregate compensation for the year ended December 31, 2005 for the Senior Managers, other than Alfonso Iozzo and Pietro Modiano (whose compensation is disclosed, respectively, in the table above and in the preceding paragraph), holding such positions as of December 31, 2005 was of approximately €9.987 million. Such amount includes the compensation received by certain Senior Managers for positions within the Group that they no longer hold. The above-mentioned compensation includes bonuses of approximately €3.061 million.

        Sanpaolo IMI pays annual bonuses to the Senior Managers based on corporate performance, measured primarily by the Group's profitability. The annual bonuses also reflect the achievement of economic targets planned for the Group and for the areas of responsibility of each Senior Manager.

Stock option plans for the year ended December 31, 2005

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

        In accordance with this mandate, the Board of Directors approved the following stock option plans:

  •
  a plan, dated June 27, 2000, assigning to the Managing Directors and to 122 other executives, 3,378,270 options exercisable from 2003 and expiring on March 31, 2005, at a strike price of €16.45573 per Share;

  •
  a plan, dated December 18, 2001, assigning to 171 Group executives, including 40 executives of the Group's subsidiaries, 4,030,000 options exercisable after the issue of the dividend for 2003 and expiring on March 31, 2006, at a strike price of €12.7229 per Share.

        On April 30, 2002, the shareholders' meeting granted a new power of attorney to the Board of Directors to approve stock incentive plans in favor of Group executives, resorting to increases in capital against payment up to a maximum amount of €51,440,648, corresponding to 18,371,660 Shares.

        In accordance with this mandate, the Board of Directors:

  •
  on December 17, 2002, approved a new stock option plan, assigning to 291 Group executives (in connection with the office they held), including 77 executives of the Group's subsidiaries, 8,280,000 options, which can be exercised at a price of €7.1264 per Share after the issue of the dividend relating to the year 2004 and expiring on March 31, 2007. On January 25, 2005 the Board of Directors postponed the expiration of this stock option plan to May 15, 2007;

  •
  on November 14, 2005, the Board of Directors approved a new stock option plan, with the goal of sustaining the 2006-2008 Business Plan and of encouraging management activities aimed at reaching three year objectives and a further increase in the share price. 9,650,000 options where assigned to 48 Group executives, who occupy key positions, with strong influence on strategic decisions aimed at achieving the objectives of the 2006-2008 Business Plan, the option has an exercise price of €12.3074 per Share after the issue of the dividend for 2008 and expired on April 30, 2012.

        On May 14, 2002, on the basis of the authorization by the shareholders meeting held on April 30, 2002, the Board of Directors approved a stock option plan for the Chairman and the Managing Directors for the period 2001-2003. The plan provides for the assignment of 450,000 options each to Rainer Stefano Masera, Alfonso Iozzo and Luigi Maranzana, and 300,000 options to Pio Bussolotto, exercisable after the issue of the dividend for 2003 and expiring on the approval by the Board of Directors of the 2005 financial results and, in any event, on March 31, 2006. The strike price is €

12.6244 per Share. On January 25, 2005 the Board of Directors postponed the expiration of this stock option plan to May 15, 2006.

	Number of Shares	Average exercise price €	Market price €
Development of stock option plans in 2005
Options at January 1, 2005	16,523,270	10.6955	10.600	(a)
Options exercised in 2005	(7,694,500)	7.3373	—
Options expired(b)	(3,093,270)	16.4557	—
Options expired in 2005 (c)	(80,000)	10.6242	—
Options assigned in 2005	9,650,000	12.3074	—
Options at December 31, 2005	15,305,500	12.2362	13.201	(d)
Of which: exercisable at December 31, 2005	—	—	—

(a)
Market price at December 30, 2004.

(b)
Options no longer exercisable because of expiry.

(c)
Options no longer exercisable following termination of employment.

(d)
Market price at December 30, 2005.

	Options Assigned as of December 31, 2005
							Options Exercisable as of December 31, 2005
	Minimum Residual Expiration Period
Exercise Prices (€ per Share)	May 2004- March 2006	May 2004- May 2006(1)	May 2005- May 2007(2)	May 2009- April 2012	Total		Total	Average Residual Expiration Period
12.7229	3,420,000	—	—	—	3,420,000		—	—
12.6244	—	1,650,000	—	—	1,650,000		—	—
7.1264	—	—	585,500	—	585,500		—	—
12.3074	—	—	—	9,650,000	9,650,000	(3)	—	—

Total	3,420,000	1,650,000	585,500	9,650,000	15,305,500		—	—

(1)
Original deadline of March 2006 postponed to May 2006 by the Board of Directors on January 25, 2005.

(2)
Original deadline of March 2007 postponed to May 2007 by the Board of Directors on January 25, 2005.

(3)
4,700,000 options assigned to executives with strategic responsibilities.

C.    Board Practices

Directors' Benefit Arrangements on Termination

        As of the date of this annual report, there are no service contracts between any Director and Sanpaolo IMI or any of its subsidiaries providing benefits upon termination of service.

Remuneration and Personnel Policies Technical Committee

        As specified in Item 4. "Information on Sanpaolo IMI—C. Business Overview—Italian Banking Regulation and Corporate Governance Principles—Corporate Governance" on page 91 above, the Code recommends the constitution within the board of directors of certain technical committees.

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

        In 2005, the Remuneration and Personnel Policies Technical Committee met 7 times. As of the date of this annual report, the Remuneration and Personnel Policies Technical Committee consists of the following three non-executive Directors one of which (Mr. Tazzetti) is an independent Director:

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

        The Committee for Internal Control consists of the following non-executive Directors:

  Giuseppe Fontana (Chairman)
  Maurizio Barracco (since January 24, 2006)
  Virgilio Marrone (until January 24, 2006)
  Mario Sarcinelli

        Messrs. Fontana, Baracco and Sarcinelli are independent directors. Mr. Marrone holds executive positions in companies controlled by IFI, which is controlled by Giovanni Agnelli & C. Sapa one of the shareholders of Sanpaolo IMI, which have significant business relations with Sanpaolo IMI. Because he holds such executive positions, he is not considered to be an independent Director. The Managing Director, the General Manager and the Chairman of the Board of Statutory Auditors, as well as the Heads of the Finance and Administration Department and of the Audit Department in their respective capacities, take part in the meetings of the Committee for Internal Control.

        The Committee for Internal Control normally meets monthly; in 2005, the Committee for Internal Control met 12 times. The Committee for Internal Control analyzes the issues and the relevant policies in order to assess, in the context of its evaluation of the Group's internal control system, issues which should be further investigated. The Committee for Internal Control also evaluates the adoption of the most appropriate corrective measures in order to deal with any omissions and anomalies of the audit processes, referring to both internal audits and external audits by the independent auditors.

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

        The Committee for Internal Control also undertakes the responsibilities and functions relating to it as a regulatory body pursuant to legislative decree no. 231 of 2001 relating to the administrative responsibility of companies and presents a specific annual report on its activities to the Board of Directors. On January 24, 2006 the Board of Directors of Sanpaolo IMI resolved to update the composition and operation of the Committee as regulatory body in order to reinforce the requirements of independence and autonomy of judgment of the same and also decided to nominate three supplementary members—Alberto Abbate, Oreste Cagnasso and Enrico Fioravanti—selected from individuals external to the Company who possess the requisites of integrity and independence and of professional knowledge.

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

        Audit Committee.    U.S. companies listed on the NYSE are required to establish an audit committee that satisfies the requirements of Rule 10A-3 ("Rule 10A-3") under the Exchange Act. In particular, the audit committee must have a minimum of three members—at least one of which with accounting or related financial expertise—and all such members must satisfy prescribed requirements for independence. See also: Item 16A. "Audit Committee Financial Expert" on page 212 below. Moreover, the NYSE listed company manual provides for additional requirements which only U.S. issuers must comply with. Among others, the audit committee (whose purpose must be addressed in a written charter) should have the responsibility for: (i) assisting the board of directors to oversee the integrity of the company's financial statements and compliance with legal and regulatory requirements; (ii) assisting the board of directors to monitor the independent auditors qualifications and independence and the performance of the company's internal audit department and independent auditors; (iii) discuss with management and the independent auditors the company's annual audited financial statements and discuss policies with respect to risk assessment and risk management.

        Under Rule 10 A-3 and the relevant regulations issued by the U.S. Securities and Exchange Commission (the "SEC"), Sanpaolo IMI, as a foreign private issuer, was required to be fully compliant with the applicable regulations concerning the Audit Committee by July 31, 2005. In this regard, the SEC provided certain regulations for foreign private issuers that take into account the different legal framework and corporate governance standards related to the home jurisdictions of the foreign private issuers. In particular, the SEC sets forth a general exemption from compliance with all the audit committee requirements if the foreign private issuer meets specific requirements concerning, among others, the corporate governance model, the main features of the body appointed as audit committee and the independence requirement. As for the tasks and functions reserved to the audit committee, the SEC regulations require that the board of statutory auditors, in accordance with any applicable home country legal or listing requirements or the issuer's governing documents, is responsible, to the extent permitted by law, for the appointment, retention and oversight of the work of any registered public accounting firm engaged (including, to the extent permitted by law, the resolution of disagreements between management and the auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the issuer. Other requirements, such as the complaint procedures requirement, advisors requirement and funding requirement, apply to the board of statutory auditors, to the extent permitted by law.

        In accordance with the general exemption provided by the SEC regulations (Rule 10A-3 (c) (3)), Sanpaolo IMI decided to grant the role and functions of Audit Committee to its Collegio Sindacale (Board of Statutory Auditors, see: Item 6. "Directors, Senior Management and Employees—A. Directors and Senior Management" on page 144 above). In this regard, Sanpaolo IMI had adopted all the internal organizational measures in order to be in compliance with the above rules by the end of July 2005.

        Pursuant to mandatory Italian laws and regulations, the Board of Statutory Auditors is required to exercise a specific control function. According to Italian corporate law, the Board of Statutory Auditors must be composed exclusively of independent outsiders (neither directors, nor their family members, nor executive officers nor employees) appointed by the shareholders' meeting. All the members of the Board of Statutory Auditors must meet certain integrity and experience requirements under applicable regulations. Based on Sanpaolo IMI's bylaws, which reflect Italian law provisions, two members of the Board of Statutory Auditors must be financial experts in Italian GAAP or other accounting and financial standards applicable to Italian issuers (chartered accountants or equivalent) and two members must be appointed by minority shareholders.

        The Board of Statutory Auditors is a different body from the Committee for Internal Control described above under "Committee for Internal Control and Internal Audit Department". Although the Committee for Internal Control is responsible for certain internal control related issues, the Committee for Internal Control is a committee of the Board of Directors, constituted pursuant to self regulatory Italian provisions, and shares with the Board of Directors the responsibility of the management of the Parent Bank. On the other hand, the Board of Statutory Auditors is granted its general control function pursuant to mandatory Italian law provisions.

        With reference to the tasks and powers of the Board of Statutory Auditors, under Italian law, the Auditors must monitor the management of the company and its compliance with laws and regulations and with the bylaws. It must also assess and monitor the adequacy of the company's corporate structure for matters within the Board of Statutory Auditors' authority, its internal controls, its administrative and accounting systems, and its disclosure procedures, and has the obligation to report any irregularity to the CONSOB, the Bank of Italy and the shareholders' meeting called to approve the company's financial statements. There is a constant flow of information and cooperation between the Internal Audit Department and the Board of Statutory Auditors, through periodical reports by the head of the Internal Audit Department on its activities. The Board of Directors is also required to report to the Board of Statutory Auditors, at least quarterly, on the Group's activities and results, on the main transactions from an economical and financial point of view, and on the transactions in which the directors have personal interests.

        Moreover, the principal accountants of Sanpaolo IMI are appointed by the general shareholders' meeting based on the recommendation of the Board of Statutory Auditors. Pursuant to Sanpaolo IMI's policies, all other engagements of principal accountants must be pre-approved by the Board of Statutory Auditors (see: Item 16C. "Principal Accountant Fees and Services" on page 212 below).

        On April 29, 2005 Sanpaolo IMI's shareholders' meeting, in compliance with the SEC regulations, granted the Board of Statutory Auditors a fund equal to €400,000 per year in order to permit the Board of Statutory Auditors, acting as Audit Committee, to independently engage advisors.

        Independent Directors.    Under NYSE listing rules applicable to U.S. companies, independent directors must constitute a majority of the board of directors. As of April 29, 2004, with the election of Sanpaolo IMI's new Board of Directors, there are eight independent Directors (out of the total of 17 Directors). The status of such Directors as "independent" has been evaluated by the Board of Directors pursuant to the provisions of the Code. It should be noted that the independence requirements have been recently modified by the last updating of the Code in March 2006; in any case, issuers have to be compliant with new requirements by the end of 2006. As a consequence, the independence requirements mentioned below are related to the 2002 version of the Code.

        The definition of "independent director" provided by the NYSE is more restrictive than the Italian definition set out in the Code. Furthermore, under the Code, it is not mandatory for a majority of directors to be independent.

        Pursuant to the Code (2002 version), the Parent Bank is only required to have an adequate number of independent non-executive Directors. The Code recommends that the number of independent Directors should be adequate in relation to the total number of non-executive directors and significant in terms of the total number of Directors. The adequacy of the number of independent Directors also depends on whether the company belongs to a group. Pursuant to the Code, independent Directors:

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

        Pursuant to Sanpaolo IMI's bylaws, the shareholders' meeting determines the remuneration of non-executive Directors, while the Board of Directors determines the remuneration of the Chairman and the Managing Director. Such determination is made after consultation with the Remuneration and Personnel Policies Technical Committee, which is a technical committee for remuneration and personnel policies. (see: Item 6. "Directors, Senior Management and Employees—C. Board Practices—Remuneration and Personnel Policies Technical Committee" on page 157 above.)

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
  the "Code of Ethics" and

  •
  the "Report on corporate governance".

        The documents mentioned above are reviewed regularly and updated to reflect legislative and regulatory developments and changes in operational practice.

D.    Employees

        At December 31, 2005, the Group employed 43,476 people, in addition to 190 workers with temporary contracts (which includes fixed term employment contracts and project specific employment contracts), for a total of 43,666 employees. Compared to December 31, 2004, there is an increase of 482 people (an increase of 1.1%), due to an increase of 592 employees (an increase of 1.4%) and a reduction of 110 workers with temporary contracts.

        This growth is the result of about 1,700 new employees and 1,050 departures, which enabled completion of the generational turnover begun at the end of 2003, using the "Income, employment and retraining fund for staff in the banking industry".

        Growth in the workforce during 2005, which enabled recovery of part of the reduction recorded during the previous two-year period as a result of incentive-based resignations (600 in December 2004), is linked to investments supporting commercial development in the Banking sector and expansion of the Savings and Assurance sector, partially offset by rationalization in the tax sector. Growth was also impacted by the incorporation of Neos Servizi, which involved the addition of about 60 resources in the scope of consolidation.

        The workforce of the Commercial Banks amounted to 35,755 units, of which 24 workers with atypical contracts, an increase of 336 or 0.9% compared to December 2004, following growth in the number of employees (an increase of 1.3%), countered by the reduction of 111 workers with temporary contracts, used on an extraordinary basis in 2004 in order to handle the migration of IT procedures.

        With reference to the Parent Bank, at the end of 2005 there were 21,070 employees, an increase of 1.3% compared to December 2004. The data are adjusted for the transfer of operative branches with network banks of the North East see: Item 4. "Information on Sanpaolo IMI—C. Business Overview—Banking Business Sector" on page 62 above. Newly hired staff amounted to 660, of which over two-thirds are in the network of branches and structures directly supporting the business, while total departures amounted to 240.

        At the end of 2005 Sanpaolo Banco di Napoli employed 5,751 people, an increase of 28 units compared to the end of 2004, due to 42 new employees, 62 departures, 45 net acquisitions by the Parent Bank and other net transfers of personnel from other companies of the Group and of workers with temporary contracts.

        At the end of 2005, the North-East Networks and Banca Popolare dell'Adriatico employed 8,934 people, an increase of 39 units compared to December 2004. The data are adjusted for the transfer of operative branches with network banks of the North East see: Item 4. "Information on Sanpaolo IMI—C. Business Overview—Banking Business Sector" on page 62 above.

        This growth is a result of a 123 employees increase in the number of employees and a decrease of 84 workers with temporary contracts. The total number of new employees amounted to about 300, with 230 departures; personnel from other Group companies grew by about 50 units.

        The other Companies of the Group closed the year with a workforce of 7,911 resources, an increase of 146 units or 1.9% as a result of approximately 670 newly hired employees and 520 departures. The number of workers with temporary contracts remained stable.

        In particular, in the Savings and Assurance sector, the Assicurazioni Internazionali di Previdenza group grew by over 100 units, following plans for reinforcement of the structure supporting business, while the Fideuram group grew by over 60 resources.

        The Neos group, operating in the consumer banking sector, grew by about 90 units, two-thirds of these following the incorporation of Neos Servizi, previously unconsolidated. In addition, measures to rationalize the tax sector continued during 2005 (a decrease of 3.4%), also using the "Income, employment and retraining fund for staff in the banking industry", with total departures in 2005 amounting to about 30 resources.

        The following table shows the Group's total headcount at the dates indicated:

	At December 31, 2005		At December 31, 2004		change, % 2005/2004
		%		%		%
Year-end headcount	43,476	100%	42,884	100.0%	592	1.4%
Executives	847	1.9%	794	1.9%	53	6.7%
Managers	14,047	32.3%	13,298	31.0%	749	5.6%
Remaining employees	28,582	65.8%	28,792	67.1%	(210)	(0.7)%
Other personnel(1)	190		300		(110)	(36.7)%

Total	43,666		43,184		482	1.1%

(1)
Includes workers on a fixed term contracts and contracts for specific projects.

        The following table shows the Group's employees by main category of activity and by geographic location.

At December 31, 2005
BANKING	34,959
Italy	32,945
Ireland	19
Luxembourg	1
Romania	399
Slovenia	788
Hungary	765
United States	42
SAVINGS AND ASSURANCE	2,156
Italy	2,005
Ireland	30
Luxembourg	98
Switzerland	23
ASSET MANAGEMENT AND INTERNATIONAL PRIVATE BANKING	696
Italy	502
Luxembourg	174
Switzerland	20
CENTRAL FUNCTIONS	5,855
Italy	5,852
Luxembourg	1
Portugal	2

  Employment Agreements

        In Italy, national collective bargaining agreements are generally negotiated between the national association of banks and the national unions. The relations of the individual banks with their employees must be based on and comply with the guidelines set out by the national collective bargaining agreements.

        The national collective bargaining agreements for non-management staff, which covers almost all the employees of Sanpaolo IMI, has been recently renewed. The collective bargaining agreement takes into consideration all the recent amendments in labor laws pertaining to flexibility, traineeship and increases the adoption of temporary workers.

        Pursuant to the renewed agreement, in the 2005-2006 period wages will increase by 5,8%, with an average increase, for a middle-level employee, of €152,00 per month.

        In the specific instance of Sanpaolo IMI, a second-level collective bargaining agreement (an agreement entered into at company level to improve the provisions of the national agreement in certain specific areas) has been applied since May 2001. Negotiations for a new second-level agreement started in December 2005, and have been concluded as of May 11, 2006.

        Concerning the ongoing reorganizations and integration of the Group's companies, the procedures to introduce Sanpaolo IMI's business model have been concluded (see: Item 4. "Information on Sanpaolo IMI—C. Business Overview—Banking Business Sector" on page 62 above), while the transfer of the Commercial Banks' branches according to a territorial homogeneity criterion has been almost completed.

  Benefits

        Sanpaolo IMI provides certain retirement benefits to its employees. From December 31, 1990, Sanpaolo and its employees began to make certain contributions to the Istituto Nazionale per la Previdenza Sociale ("INPS"), the state-run pension scheme, which provides an income to employees after reaching retirement age.

        Until December 31, 1990, employees of Sanpaolo were entitled to retirement benefits from the Cassa di Previdenza, a private pension scheme funded by Sanpaolo and by Sanpaolo's employees. In accordance with the Amato Law, Sanpaolo was no longer allowed to make payments to the Cassa di Previdenza after December 31, 1990.

        After December 31, 1990, those employees who were employed by Sanpaolo as of that date became entitled to receive from the Cassa di Previdenza supplemental benefits which, when added to the payments from INPS, provide such employees with equivalent retirement coverage as was previously extended to them under the Cassa di Previdenza plan before December 31, 1990. Approximately 8,800 employees of Sanpaolo IMI will benefit from this retirement plan. As of December 31, 2005 Sanpaolo IMI had set aside a total of €35 million with respect to this specific retirement coverage.

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

        The Group extends similar retirement benefits to the employees of the other entities of the Commercial Banking Business Sector other than the Parent Bank network. Generally, employees who were employed before the enactment of the Amato Law make payments to pension schemes with definite performances, such are the schemes which will give to the employees a pay out calculated, generally, in accordance with the most recent salary. Such personnel may, as well, make payments to pension schemes with definite contributions, such are the schemes that will give to the employees a pay out corresponding exclusively to the contributions made by the employees or for the benefit of the employees, financed by tax deductible contributions by the employees and the employers.

        Personnel employed after the enactment of Legislative Decree 124 of 1993 can make payments solely to pension schemes with fixed contributions, financed by tax deductible contributions by the employees and the employers. Such funds are, depending on the employer, either funds managed by the employer pursuant to an arrangement between the employer and the trade unions, or open funds to which employees of different sectors are allowed to make payments.

  Labor Relations

        Overall, Sanpaolo IMI considers satisfactory the relations with its employees. Approximately 75% of the employees belong to one of the nine national unions, representing both employees and middle-management. This is in accordance with data from the Italian banking sector.

E.    Share Ownership

        The following table sets forth, as of May 31, 2006, the investments in Sanpaolo IMI and in the companies it controls held by the current member of the Board of Directors and of the Board of Statutory Auditors of Sanpaolo IMI:

Name(*)	Company	How held	Shares held as of May 31, 2006
Enrico Salza	Sanpaolo IMI	Direct	2,500
		Family Member	3,250
Pio Bussolotto	Sanpaolo IMI	Direct	54,750
		Family Member	1,250
Alfonso Iozzo	Sanpaolo IMI	Direct	107,087
Iti Milalich	Sanpaolo IMI	Direct	3,000
Emilio Ottolenghi	Sanpaolo IMI	Direct	320,000
	Sanpaolo IMI	Indirect	4,658,731
	Sanpaolo IMI	Family Member	4,000
Orazio Rossi	Sanpaolo IMI	Direct	52,593
Gian Guido Sacchi Morsiani	Sanpaolo IMI	Direct	202,300
Mario Sarcinelli	Sanpaolo IMI	Family Member	287
Leone Sibani	Sanpaolo IMI	Direct	56,811
	Banca Fideuram	Family Member	14,796
		Direct	30,500
Augusto Franchini	Sanpaolo IMI	Family Member	1,197

*
None of the people listed in this table beneficially owns 1% or more of Sanpaolo IMI Shares.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    The Major Shareholders

        The following table sets forth, as of May 31 2006, the Sanpaolo IMI shareholders holding 1% or more of the outstanding Sanpaolo IMI Shares, with their corresponding interests in Sanpaolo IMI.

Shareholders (direct and/or indirect)	Ordinary Shares	Azioni Privilegiate	Total Shares	% of total capital 1.874.843.336 Shares(1)	% of ordinary capital 1.590.659.318 Shares(2)
Compagnia di San Paolo ("Compagnia")	108,662,399	157,341,052	266,003,451	14.188%	6.831%
Santander Central Hispano ("SCH")	158,011,176		158,011,176	8.428%	9.934%
Fondazione Cassa di Risparmio di Padova e Rovigo ("FCRPR")	63,487,817	68,218,267	131,706,084	7.025%	3.991%
Fondazione Cassa di Risparmio in Bologna ("FCRB")	45,174,581	58,624,699	103,799,280	5.536%	2.840%
Giovanni Agnelli & C. Sapa(3)	93,071,000		93,071,000	4.964%	5.851%
Assicurazioni Generali	39,600,827		39,600,827	2.112%	2.490%
Mediobanca	32,725,000		32,725,000	1.745%	2.057%
Morgan Stanley & Co. International LTD	32,725,000		32,725,000	1.745%	2.057%
Banca Monte dei Paschi di Siena	28,219,152		28,219,152	1.505%	1.774%
Società Reale Mutua di Assicurazioni	28,153,337		28,153,337	1.502%	1.770%
Caisse Nazionale des Caisses d'Epargne (CNCE)	28,088,822		28,088,822	1.498%	1.766%
Ente Cassa di Risparmio di Firenze	28,050,000		28,050,000	1.496%	1.763%
Fondazione di Venezia	22,523,682		22,523,682	1.201%	1.416%

(1)
Total capital includes the Azioni Privilegiate held by Compagnia, FCRPR and FCRB.

(2)
Ordinary capital excludes the Azioni Privilegiate held by Compagnia, FCRPR and FCRB.

(3)
The controlling shareholder of IFI/IFIL and Fiat.

  Agreements among Shareholders

  The April 19 Agreement

        On April 19, 2004, the Compagnia, FCRPR and FCRB (collectively, the "Foundations") entered into an agreement (the "April 19 Agreement"), pursuant to which they agreed, among other things, to propose to Sanpaolo IMI to adopt a series of amendments to its Bylaws. The amendments related primarily to the creation of the position of General Manager. In addition, the Foundations agreed to cooperate by discussing among themselves the issues of greater relevance relating to their stakes in Sanpaolo IMI. To this end, the Foundations established an ad hoc committee chaired by Mr. Renzo Giubergia. According to its terms, the April 19 Agreement will expire on April 19, 2007.

  The April 21 Agreement

        On April 21, 2004, the Foundations entered into an agreement (the "April 21 Agreement" and, together with the April 19 Agreement, the "Agreements") with SCH and CDC Ixis Italia Holding S.A. ("CIIH" subsequently renamed Italia Holdings S.A.) The stake in Sanpaolo IMI was subsequently transferred from Italia Holdings S.A. to its parent company Caisse Nationale des Caisses d'Epargne ("CNCE").

  Board of Directors and changes to Articles and Bylaws

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

  •
  The parties agreed to propose certain amendments to the Bylaws of the Parent Bank, defining, among other things, the role and the functions of the General Manager.

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

  •
  only for CIIH, the sale, by Sanpaolo IMI, of its shareholding in CIIH or, in the case of agreed reallocation of that shareholding, the sale of the shareholding held by the Parent Bank following the reallocation.

  Differences in Voting Rights

        Certain classes of voting rights (Azioni Privilegiate) were created in connection with the Cardine Merger. See: Item 4. "Information on Sanpaolo IMI—A. History and Developments of Sanpaolo IMI—The Merged Group" on page 57 above. Azioni Privilegiate are entitled to vote only at extraordinary shareholders' meetings.

  Number of Record Holders in the United States

        As of December 31, 2005, there were 14,510,268 ADSs outstanding, representing 29,020,536 ordinary shares or approximately 2% of Sanpaolo IMI's ordinary share capital; at such date, there were 28 holders of record of Sanpaolo IMI ADSs.

B.    Related Party Transactions

  Disclosure procedures

        Sanpaolo IMI has identified the related parties of the Parent Bank and has defined a Group procedure to decide on transactions with related parties, aimed at establishing specific competencies and responsibilities, as well as showing the information flows between the Bank structures and its direct and indirect subsidiaries.

        Pursuant to the procedure, and in accordance with the Disciplinary Code, the following transactions with related parties are deemed significant if they are for, at least, the following amounts:

  •
  €50,000, in the case of atypical or unusual transactions;

  •
  €10 million, in the case of loans and other transactions, at standard conditions, undertaken with related parties outside of the Group, with affiliates or with joint ventures;

  •
  €500 million, in the case of loans transactions at standard conditions undertaken with companies of the Group, with affiliates or with joint ventures;

  •
  €50 million in the event of other transactions at standard conditions undertaken with companies of the Group, with affiliates or with joint ventures.

        In addition, the Board of Directors of Sanpaolo IMI decided to require its evaluation for transactions for amounts greater than €25 million, if undertaken with parties associated to shareholders that exercise significant influence on the Parent Bank.

        Significant transactions entered into by subsidiaries of the Parent Bank with parties related to the Parent Bank require the evaluation of the Board of Directors of the applicable subsidiary. In any event, subsidiaries of the Parent Bank are required to submit their proposals to the approval of the Board of Directors of the Parent Bank, if they are for, at least, the following amounts:

  •
  €50,000 for atypical or unusual transactions;

  •
  €10 million for transactions at standard conditions.

        The evaluation is performed, for the Parent Bank, by the Board of Directors, after examination by the Technical Audit Committee. The significant transactions undertaken by the subsidiaries with the Parent Bank's related parties are decided upon by the Board of Directors of the subsidiary company, which must submit the proposal in advance to ensure it is in conformity with the Parent Bank.

        In addition to observing the specific decision-making procedure, the Parent Bank structures and the subsidiaries, which originate transactions with related parties, must submit a quarterly report so that the Bank may fulfill the obligations of clause 150 of D.Lgs. 58/1998 (on the subject of a report to the Board of Statutory Auditors) and must fulfill the immediate or periodic reporting requirements in relation to the market. In particular, the market is advised of transactions that are individually significant pursuant to clause 71b of CONSOB Decision 11971 of May 4, 1999.

        The preliminary stage of the transactions to be undertaken with related parties follows the same process as granting loans reserved for other non-related parties with the same credit rating. Infra-group loans are subject to specific limits, to comply with the supervisory regulations of the Bank of Italy.

        Further information can be found in the "Report on Corporate Governance".

        With regard to transactions with entities that carry out functions of management, administration and control of the Bank, besides the application of clause 2391 of the Italian Civil Code, the special regulations on the obligations of banking representatives set down at clause 136 of D. Lgs 385/1993 and the Surveillance Instructions (Consolidated Banking Law) also apply; they require, in any case, the prior unanimous favorable decision of the Board of Directors, and the unanimous favorable vote of the Board of Statutory Auditors. Those who carry out administrative, management and control functions at Group banks or companies may not undertake obligations and acts of buying or selling, directly or indirectly, with the relevant company, or undertake financial transactions with another Group company or bank without a decision by the appropriate bodies of the contracting company or bank, taken in the way described above. In these cases, furthermore, the obligation or act must have the consent of the Parent Bank issued by the Board of Directors.

        In 2005 and until May 12, 2006 no significant transactions were entered into with related parties.

        However, the following were the material or unusual transactions between Sanpaolo IMI and its subsidiaries on the one hand, and parties related to the Group on the other hand, from January 1, 2005 through May 12, 2006:
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

  •
  On February 16, 2005, quotas in the "Fondo Centro Impresa" (an investment fund focused on Central Italy) managed for customary fees by Sanpaolo IMI Fondi Chiusi SGR, were subscribed by: certain Group companies as well as Banca Cassa di Risparmio di Firenze in the amount of €15 million; Fondazione Cassa di Risparmio in Bologna (a significant shareholder of Sanpaolo IMI) in the amount of €12.5 million; Compagnia di San Paolo (a significant shareholder of Sanpaolo IMI) in the amount of €5 million; Cassa di Risparmio di Forlì in the amount of €5 million; and Fondazione Cassa di Risparmio di Padova e Rovigo (a significant shareholder of Sanpaolo IMI) in the amount of €2 million. On the same date, quotas in the "Fondo Nord Ovest Impresa" (an investment fund focused on North-West Italy), managed for customary fees by Sanpaolo IMI Fondi Chiusi SGR, were subscribed by: certain Group companies as well as by Compagnia di San Paolo (a significant shareholder of Sanpaolo IMI) in the amount of €20 million and Fondazione Cassa di Risparmio di Padova e Rovigo (a significant shareholder of Sanpaolo IMI) for €3 million. The transactions were carried out at the same conditions applicable to all investors.

  •
  On February 25, 2005, quotas of the Fondo Cardine Impresa, managed by Sanpaolo IMI Fondi Chiusi SGR, were also sold by Sanpaolo IMI Private Equity ("SPIPE"), sponsor of Fondo Cardine Impresa to Fondazione Cassa di Risparmio Padova e Rovigo at the nominal value of €3.3 million, the same amount already paid by SPIPE into the Fondo Cardine Impresa, the assignee taking over the obligation to make all subsequent payments. The transaction is in line with the strategies approved in SPIPE 2004-2005 industrial plan.

  Transactions with Representatives (key managers with strategic responsibilities)

        Given the current organizational structure, the Bank decided to include within "executives with strategic responsibilities", pursuant to IAS 24, the Directors, the Statutory Auditors, the General Manager of the Parent Bank, the Managers of the divisions and central structures of the Parent Bank reporting directly to the Managing Director or General Manager, as well as the manager of the business sector Savings and Assurance because of its particular importance at the consolidated level. Such "executives with strategic responsibilities" are those listed as Senior Managers" in Item 6.A. "Directors and Senior Managers".

        Below are the principal benefits recognized in 2005 to the Senior Managers.

2005
(millions of €)
Short-term benefits(1)	23
Benefits following employee termination(2)	1
Other long-term benefits(3)	—
Employee termination indemnity(4)	1
Stock option plans(5)	1
Other remuneration(6)	1

Total remuneration paid to executives with strategic responsibilities	27

(1)
Includes fixed and variable fees of directors that may be assimilated with cost of work and social security charges paid by the company for its employees.

(2)
Includes company contribution to pension funds and allocation to employee termination indemnity pursuant to legislation and company regulations.

(3)
Includes estimate of allocations for length of service awards for employees.

(4)
Includes fees paid for early retirement incentive.

(5)
Includes cost for stock option plans determined on the basis of IFRS 2 criteria and charged to financial statements.

(6)
Refers to compensation paid to member of Board of Auditors.

        The relations between the Sanpaolo IMI Group and the Senior Managers occur within the normal activities of the Group and are entered into by applying, where appropriate, the agreements made available to all employees, and maintaining complete transparency; or, in relation to independent directors (identified by Sanpaolo IMI's Board of Directors with Enrico Salza, Maurizio Barracco, Guiseppe Fontana, Emilio Ottolenghi, Orazio Rossi, Gian Guido Sacchi Morsiani, Mario Sarcinelli and Alberto Tazzetti), with whom there is a fixed-term contract in place, applying the conditions available to consultants of the same standing, in full observance of the relevant laws.

        The following table summarizes the relationships in place at December 31, 2005 with Senior Managers, and the economic effects of the financial period, including what is set out in the previous paragraph on the payments to Senior Managers.

Executives with strategic responsibilities

At December 31, 2005
(millions of €)
Total financial assets	1
Total other assets	—
Total financial liabilities	6
Total operating costs	(27)

  Loans and Guarantees Given

        Certain Directors and Statutory Auditors of the Parent Bank, exercising functions relating to the administration, management and control of companies of the Group and to companies identified as being of extraordinary importance pursuant to Art. 136 of the Consolidated Banking Act have been granted loans and guarantees. Among our business with related parties in 2005 there have been and currently are loans, guarantees and commitments. All of these lending related credit exposures, as of June 12, 2006, were made in the ordinary course of business, on substantially the same terms (including interest rates and collateral) as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectibility or present other unfavorable features.

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

        See the Consolidated Financial Statements and Item 17. "Financial Statements".

        Sanpaolo IMI's dividend policy is to maximize dividend payout while complying with the standards of a well-capitalized financial institution.

B.    Legal Proceedings

        The Group is subject to certain claims and is a party to a large number of legal proceedings relating to the normal course of its business. For a discussion of the arbitration proceeding including the Group and Ente Cassa di Risparmio di Firenze. See Item 4. "Information on Sanpaolo IMI—A. History and Development of Sanpaolo IMI, Business Sectors, Central Functions" on page 69 above. Although it is difficult to determine the outcome of such claims and proceedings with certainty, Sanpaolo IMI believes that liabilities related to such claims and proceedings are unlikely to have, in the aggregate, a material adverse effect on the Group's financial condition, results of operations or cash flow.

  Current Account Overdrafts

        In March 1999, the Italian High Court (Corte di Cassazione) declared the capitalization of interest payable quarterly to be unlawful, thereby completely changing the interpretation of the applicable law. This decision was based on the assumption that the relevant clauses in bank contracts do not integrate "regulatory uses" (i.e. uses which are binding towards the generality of people), as it was believed in the past, but rather "trading use" (i.e. uses which are binding only between the parties to the agreement) which contrast with the prohibition of anatocism (the accrual of interest on interest due) in compliance with Art. 1283 of the Italian Civil Code.

        After the reversal by the Italian High Court, Legislative Decree No. 342/99 was enacted, confirming the legitimacy of capitalization of interest in current account contracts if it is applied over the same period applied for calculating interest payable and receivable. The Italian Credit and Savings Interministerial Committee ("CICR") was assigned the task of determining the methods of such calculation. From April 2000, the date on which CICR's instructions became effective, all current accounts were adjusted applying quarterly capitalization to interests receivable and payable.

        Since April 2000, capitalization on a quarterly basis is considered legitimate and the dispute refers only to those contracts executed before that date. Nevertheless, despite the fact that the Italian High Court repeatedly confirmed the invalidity of capitalization clauses, many judges have disregarded the rulings and continue to take such clauses into consideration.

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

        The total number of cases pending is not significant in absolute terms and claims are subject to careful monitoring. The risks relating to the disputes in question correspond to the prudent accruals made to the allowance for other risks and charges which are proportionate to the total of each claim. Where the claims do not quantify the demand and until an accounting opinion has been expressed on the issue, the risk involved is covered by an accrual to the allowance for other risks and charges sufficient to cover all disputes of an undetermined amount and of an uncertain outcome.

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

  Proceedings concerning GEST Line

        GEST Line is the company of the Group engaged in the business of collecting duties and taxes. GEST Line was established from the merger by incorporation of the Gerico, Sanpaolo Riscossioni Genova, Sanpaolo Riscossioni Prato and Esaban tax collection companies. In Italy, private companies, often owned by banks, undertake tax collection duties on behalf of public authorities.

        The risks connected to the pending proceedings are almost exclusively due to the tax and financial authorities' allegations of irregularity in the tax collection service and vary in nature and size according to the individual companies incorporated.

        A series of administrative and accounting procedures concerning Gerico S.p.A., controlled by the former Cardine Banca, merged by incorporation into Sanpaolo IMI, are pending. The procedures were initiated by both the local financial offices and district sections of the Court of Accounts (Corte dei Conti). The procedures relate to alleged failures to collect tax revenues. The proceedings are in various stages of judgment at either first or higher-instance courts.

        The proceedings against Esaban originated from a series of proceedings concerning the denial of requests for reimbursements made by the tax and financial authorities from 1999 to 2001. All these proceedings have been taken to appeal according to the normal procedural structure.

        The risks connected to the proceedings for both Gerico and Esaban are fully covered by the unlimited guarantees assumed at the time towards the above companies by the companies conferring their respective tax collection business lines (the individual savings banks later merged into Cardine Banca and the former Banco di Napoli). These guarantees concerned any losses or liabilities due to events predating the respective conferrals and expire in 2005, without prejudice to the court cases pending on that date, for which the above mentioned guarantee is also valid beyond the said expiry date. Sanpaolo IMI, following the corporate restructuring with the incorporation of Cardine Banca and Banco di Napoli, succeeded to the obligations deriving from these guarantees, whose risks are, in total, adequately provided for.

        The guarantees do not include the risk concerned mainly with tax collection for the Venice concession which instead falls exclusively upon GEST Line. Following proceedings for tax damages relating to tax collection activities in Venice for presumed irregularities by certain tax collection officials, the local Corte dei Conti ruled against the concessionary. The ruling has been appealed with suspension of its effectiveness. The total risk amounts to about €13 million and is covered by an appropriate allowance.

        Pursuant to Article 1, commas 426, 426-bis and 426-ter of Law n. 311 of 2004 the concessionary companies were given the ability to participate in an amnesty correcting, with regard to the tax authorities and other bodies, the administrative liabilities deriving from the activity carried out until June 30, 2005 by means of payment of a fixed amount per inhabitant served. GEST Line has decided to adhere to the amnesty by making the first of three payments, equal to 40% of the total sum payable.

        On May 11, 2006, the Italian tax authorities requested GEST Line to pay €180 million, a part of the amounts claimed. GEST Line previously started court proceedings in connection with such outstanding amounts. Sanpaolo IMI, the guarantor to the tax authorities for payment of the amounts due by GEST Line, did not think it necessary to increase its reserve relating to tax collection services. Sanpaolo IMI believes that, regardless of the merits of the request, it is unlawful because GEST Line subscribed to the amnesty pursuant to Law 311 of 2004. Pursuant to such law, concessionary companies that decided to take advantage of the amnesty by paying a lump sum, would not be liable to the tax authorities and other public entities in connection to activities carried out until June 30, 2005. Given these circumstances, GEST Line has decided not to make payment and instead to proceed against the request for payment before the Court of Accounts of Emilia Romagna with an accompanying request for suspension.

        At the same time, GEST Line has presented a case before the TAR Lazio (Administrative Court of Latium) to ask for the partial cancellation of the ministerial decree implementing the amnesty measure in terms of illegitimate limitations in application not envisaged in the original legislation. The case is still pending.

  Proceedings relating to the Insolvencies of the Cirio and Parmalat Groups

  Default by Cirio on its Bonds

        In November 2002, the Cirio group, one of Italy's largest agricultural and food groups, defaulted on one of its corporate bonds, provoking the cross-default of all issues. Cirio had approximately €1.25 billion in principal amount of debt securities outstanding. The Sanpaolo IMI Group, like the other major Italian banking groups, had entered into a series of loan transactions with the Cirio group.

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

        Both the Parent Bank and the recipients of the allegations have made their defense statement. A decree issued by the Ministry of Economy on February 28, 2005 terminated the administrative procedures. The decree endorsed a proposal made by CONSOB and imposed fines on each of the accused. Only the Parent Bank was ordered to pay the relevant amounts (up to approximately €1.2 million), since it was jointly liable pursuant to Art. 195, subsection 9 of Legislative Decree 58/1998.

        The Parent Bank and each of the accused opposed the decree issued by the Ministry of Economy on February 28, 2005 before the Turin Court of Appeal. The proceedings were concluded with a measure published on January 18, 2006, in which the Court rejected the defense arguments of the opponents, consequently confirming the sanctions decided by the Ministry of Economy. The Parent Bank has meanwhile provided, in its capacity as joint obligor with the parties subject to the sanctions, to comply with the payment order issued to it and to request, in regress, the reimbursement of the amounts, reserving the right to evaluate, together with its consultants, the existence of any elements that may corroborate a possible claim before the High Court (Corte di Cassazione).

  Criminal Investigation relating to Cirio

        State prosecutors are investigating individuals formerly or currently affiliated with several banks, including Sanpaolo IMI, concerning dealings in Cirio bonds as well as financing relationships with Cirio. These investigations, whose preliminary stage ended on May 11, 2005, also relate to certain Sanpaolo IMI executives, including two former Directors who have been charged as accessories in bankruptcy and fraud. Sanpaolo IMI believes these proceedings are unfounded. The criminal liability alleged in these proceedings is personal. The Rome Court (Tribunale di Roma) began preliminary hearings on June 16, 2006, to assess the validity of the charges. Confident of the absolute regularity, in general terms, of the Parent Bank's activities in relation to the investigations being carried out by the Criminal Courts and, in particular, of the total lack of involvement of the aforementioned representatives of the Parent Bank, Sanpaolo IMI is monitoring the development of the proceedings.

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

        Between June 28 and August 26, 2005, voting by the creditors was held on the proposal of the Parmalat Commissioner for the conversion of loans, reduced to the percentages agreed upon to each insolvent company, into shares issued by the contractor of the agreement (also called "Parmalat S.p.A.") and listed on the MTA of the Italian stock exchange. On October 1, 2005, the Court of Parma approved the agreement by a majority vote. Some bondholders opposed the verdict but this has not affected the effectiveness of the contested approval.

        The applicable securities, shares and warrants, were promptly made available in administered deposits to Group customers who exercised their right to vote or subsequently requested registration.

Rights to recall shares have been given to those who have not yet made such a request and must be exercised by October 1, 2010, when they will expire.

        On November 8, 2005, the shareholders' meeting nominated the members of the board and the statutory auditors of the new Parmalat S.p.A.

  Restitution Claims made by the Commissioner of the Insolvent Parmalat Group

        In the period between the end of December 2004 and March 2005, the Commissioner of the Parmalat group has initiated procedures against the Sanpaolo IMI Group, as well as against several other Italian and foreign banks aimed at recovering the payments made by companies of the Parmalat group on accounts held by such banks in the year preceding the beginning of Parmalat's insolvency procedure. The claims are made pursuant to Article 67, paragraph 2 of the Italian bankruptcy law (Legge fallimentare).

        The aggregate amount claimed from the Group in eight proceedings brought on behalf of six insolvent companies of the Parmalat group is €1,261 million. Pursuant to an internal evaluation of the claims, and as corroborated by the outside counsel assisting the Group in these procedures, the Group believes that its estimated liability related to the claims is scarcely material and fully accounted for in its allowance for risks and charges. The Group believes that the claims are scarcely material because several preliminary exceptions apply (exceptions which are sufficient to resolve the claims in the Group's favor) and because most of the claimed amounts lack the necessary requisites to be categorized as "payments" under Italian bankruptcy law and, therefore, are not subject to restitution. With certain rulings issued between the end of 2005 and the beginning of 2006, the Court of Parma decided to defer the questions of legitimacy raised both by the banks of the Sanpaolo IMI Group and by the other banks within the context of their respective legal actions aimed at revocation to the Constitutional Court.

        Sanpaolo IMI believes it has strong defense arguments against the Commissioner of the Parmalat group on the basis of prejudicial exceptions relating to conflicts with the Italian Constitution and incompatibility with EU competition law and other exceptions concerning payments not eligible, under the Italian bankruptcy law and procedures, to be recovered. The Court of Parma referred judgment to the Constitutional Court the questions of legitimacy raised by the Group's banks and other banks. The Constitutional Court rejected certain claims on April 5, 2006. External counsel advised Sanpaolo IMI that the Constitutional Court's ruling does not deal with issues of EU competition law. The Group consequently believes that its allowance for general risks and charges is, in the aggregate, adequate to cover the risk arising from these claims.

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

        The Argentina Bondholders' Association ("Associazione per la Tutela degli Investitori in Titoli Argentini" ("TFA") has proposed to those Italian bondholders who have not subscribed to the exchange offers the possibility of action against Argentina through the arbitration of the International Centre for the Settlement of the Investment Disputes ("ICSID") with the assistance and coordination of the TFA and a US law firm. This process for bondholders meeting the requirements of the TFA was open from March 27 through May 12, 2006 and is completely free of charge.

  Provisions relating to Bonds in Default

        With respect to complaints by the Group's clients holding bonds in default, Group policy provides that Group companies pay particular attention, by way of a proper course of investigation, to the adequacy of the financial instruments sold in relation to the position of each investor.

        On the basis of the analyses and evaluations made in respect of the potential liabilities arising from complaints relating to the dealing activities by the Group in respect of bonds in default, including bonds issued by Cirio, Parmalat and the Republic of Argentina, the Group has proceeded to adjust the amount accrued to the allowance for risks and charges over previous years, bringing the balance of the allowance to €22 million as of December 31, 2005.

  Proceedings aimed at reparation of damages initiated by the Commissioner of Parmalat and Parmalat Finance Corporation B.V.

        With a summons received by Banca Imi on September 19, 2005, the Commissioner of Parmalat and Parmalat Finance Corporation B.V. initiated, on behalf of those companies, a suit aimed at obtaining recovery of damages concerning the alleged liability resulting from the participation of Banca Imi, as co-lead manager, of three bonds issued by Parmalat Finance Corporation B.V. with the guarantee of Parmalat between the beginning of 2000 and the beginning of 2001. The filed claim for damages is for at least €1,300 million, equivalent to the nominal value of the bonds.

        Banca Imi has appeared before the court raising a prejudicial objection concerning the absence of legitimacy of the action initiated by the Commissioner and objecting, as to the merits, the complete unfoundedness of every claim.

        Consequently, based also on the valuations made by outside counsel of Banca Imi, it has not been deemed necessary to make specific provisions.

  Proceedings by the Autorità Garante for Competition and Market (Antitrust Authority) Against the Former Sanpaolo IMI Wealth Management (currently Sanpaolo IMI Asset Management SGR) and the Former Fideuram Vita (currently A.I.P.)

        In January 2004, the Antitrust Authority notified Sanpaolo IMI Wealth Management, as controlling company and outsourcer of Sanpaolo Vita, and Fideuram Vita of the commencement of an investigation. The preliminary investigation conducted by the Antitrust Authority, first regarding a number of other insurance companies and later extended to the Group companies, is aimed at alleged restrictive practices in relation to the purchase of an advisory service from a company specialized in analyzing the insurance market and acquiring information on the conditions of contracts, prices and data related to competitors in the life insurance and pensions sector. According to the Antitrust Authority, the fact that several companies share the same information would appear to be potentially damaging to competition. The Group companies, as a precaution to reduce the risks resulting from any potential violation, terminated the advisory relationship with the supplier of the aforementioned market data before the investigation began.

        The investigation was concluded on September 30, 2004. The Antitrust Authority, while not imposing any fines, found the companies of the Group in violation of Article 2, subsection 2 of Law No. 287/90, ascertaining the existence of an agreement among companies, for the exchange of sensitive commercial information between competing businesses.

        An appeal against the ruling has been initiated before the Lazio Regional Administrative Court (Tribunale Amministrativo Regionale). Pursuant to a hearing held on April 20, 2005, the Lazio Regional Administrative Court, with its decision of April 27, 2005, annulled the ruling of the Antitrust Authority. The Antitrust Authority has challenged the sentence before the Council of State and the relative proceedings, in which both Sanpaolo Imi (which has assumed the specific positions that originally concerned Sanpaolo Imi Wealth Management) and A.I.P. will present their defenses are still pending.

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

        The Group has created a specific working group to assess the allegations and to ensure full collaboration with the investigating authorities.

  Investigation Against Sanpaolo INVEST and Banca Fideuram

        On May 5, 2005, the prosecution of Spoleto concluded an investigation related to alleged irregularities of a financial planner of Sanpaolo INVEST against certain clients of Sanpaolo INVEST. The former managing director and the former head of internal controls of Sanpaolo INVEST were also under investigation pursuant to Article 2638 of the Italian Civil Code for their failure to notify CONSOB of irregularities which emerged in an internal control in connection with the financial planner.

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

        On June 6, 2005, also in connection with the proceedings mentioned above, CONSOB initiated an investigation of Sanpaolo INVEST's internal controls.

        On conclusion of this investigation, CONSOB initiated, with a writ served on January 4, 2006, against representatives of Sanpaolo Invest Sim and Banca Fideuram as joint obligor with the former, proceedings aimed at imposing sanctions for a number of presumed violations of regulations, principally on the subject of internal audits. Sanpaolo Invest SIM and the addressees of the proceedings have responded, highlighting, inter alia, that the current procedures comply with the regulations in force.

  CONSOB Regulatory Action Relating to Banca Fideuram

        Following a series of meetings held with the management of Banca Fideuram, on June 9, 2005 CONSOB, as part of its supervisory powers, brought to the attention of Banca Fideuram that there were a number of weaknesses in the procedure followed for investment and consultancy services provided to customers as well as in those relating to the internal controls systems.

        CONSOB also requested Banca Fideuram to make all necessary arrangements to correct all the weaknesses that had been highlighted in relation to which the Bank had moreover already launched, before the intervention of CONSOB, a work plan aimed at making the necessary corrections.

        Banca Fideuram approved the actions to be taken to improve the abovementioned procedures, paying particular attention to the assessment of the adequacy of the transaction it carried out.

  Investigations initiated by the Prosecution of Cagliari against employees of Sardinian public institutions as well as financial salespeople and employees of Banca Fideuram

        In February 2005, the prosecution of Cagliari concluded its preliminary investigation concerning an alleged fraud against certain Sardinian regional institutions; the investigation was triggered by crimes committed by a financial salesperson of Banca Fideuram and also implicated employees of the Bank and other financial salespeople. The case is due to be heard from July 25, 2006.

  IMI Sir dispute

        Litigation concerning the IMI Sir dispute relate to "Other assets" which include €1.3 million that refer to the estimated realizable value of credits towards Consorzio Bancario SIR S.p.A. pursuant to a Ruling of the Civil Section of the Supreme Court. The ruling substantially confirmed a previous ruling of the Rome Court of Appeal on September 11, 2001, which required Consorzio Bancario SIR S.p.A. (in liquidation) to reimburse the sum of €506 million previously paid by IMI to the heirs of Nino Rovelli as compensation for damages, in accordance with a ruling of the Rome Court of Appeal on November 26, 1990. Nino Rovelli was the main shareholder of SIR Rumianca group, one of the main oil and chemical groups in Italy which, because of its insolvency, was subject to a special restructuring program in the late 1970's. Mr. Rovelli launched a legal action to obtain compensation for damages due by IMI as a consequence of the alleged failure to comply with restructuring obligations. However, the ruling changed previous ruling with respect to the amount of interest payable by the Consorzio Bancario SIR S.p.A.—on procedural grounds and not merit—in respect of whether or not it should include the amount matured from the date on which the appeal was served (approximately €72.5 million at December 31, 2001). Furthermore, the Supreme Court referred to another section of the Rome Appeal Court the decision on whether or not the total amount owed to the Parent Bank by the Consorzio Bancario SIR S.p.A. should be reduced by approximately €14.5 million, as compensation for damages related to the transaction between the Consorzio Bancario SIR S.p.A. and IMI in respect of the additional agreement of July 19, 1979: if the trial judge holds the claim unjustified, the verdict against the Consorzio Bancario SIR S.p.A. to pay € 506 million will be reduced accordingly. In this respect, proceedings have begun for the resummoning of the case before the Rome Court of Appeal, where judgment is currently pending.

        The Supreme Court also passed final judgment on the right of the Consorzio Bancario SIR S.p.A. to be held harmless by Battistella Primarosa (as heir to Nino Rovelli) and Eurovalori S.p.A. The Supreme Court also endowed the Consorzio Bancario SIR S.p.A.'s right to recourse as subordinated to the previous payment of the amount owed to Sanpaolo IMI and assigned the ruling on this appeal to the trial judge. Proceedings commenced in February 2004 and are still under way.

        The initiatives taken so far have not achieved tangible results and the Parent Bank has therefore considered that the estimated realizable value of the amount receivable in question should not exceed the Consorzio Bancario SIR S.p.A.'s capital and its ability to pay such an amount, net of the effects attributable to the Supreme Court ruling, being substantially in line with that currently recorded.

        In line with the estimated value of the amount receivable, the investment of €477 million held in the Consorzio Bancario SIR S.p.A. entirely written off in 2001.

        In terms of civil cases undertaken as part of the criminal proceedings in relation to the payment of damages, on April 29, 2003, the Criminal Section IV of the Court of Milan finally sentenced Rovelli's heir as accessory in crime and the other co-defendants to different terms of imprisonment in relation to their respective levels of responsibility for corrupting a judge, as well as to pay the sum of €516 million to the plaintiffs for moral damages.

        That ruling was overruled by the Criminal Section II of the Milan Court of Appeal on May 23, 2005, which, by confirming (though with mitigation of penalties) the responsibility of the defendants in the corruption case affecting the outcome of the dispute, also revoked the sentence against the defendants to pay damages for moral damages, giving the civil court judge the task of establishing total damages. This ruling was appealed before the Supreme Court.

        On May 4, 2006 the Criminal Section of the Supreme Court passed a definitive sentence on the case, by which it confirmed the criminal responsibility for corruption of all the defendants, except

Primarosa Battistella and her son Felice Rovelli, who were acquitted on the basis of different reasons that, on the other hand, do not completely exclude their non-involvement in illicit activity. Furthermore, the Supreme Court acknowledged Sanpaolo IMI's right to be compensated for the damages incurred (both moral and financial) as a consequence of the actions of the defendants. On May 22, 2006, Sanpaolo IMI initiated proceedings in the Rome Appeal Court in order to revoke the ruling of a judge given by the Court of Rome on November 26, 1990 and, at the same time, to obtain a ruling against Primarosa Battistella to reimburse to Sanpaolo IMI the amounts adjudged in 1994 as a result of the corrupt judgment. The Consorzio Bancario SIR S.p.A., in turn, notified Sanpaolo IMI and Battistella on June 3, 2006 that it had launched proceedings in the Rome Court of Appeal to the effect that the ruling of September 11, 2001 (to reimburse Sanpaolo IMI the amounts paid to Battistella) be revoked.

        The Consorzio Bancario SIR S.p.A.'s action was based on the fact that the ruling which was tainted by corruption constitutes false grounds from which the ruling of September 11, 2001 ultimately derived and should therefore be revoked.

Dividends

        The total dividend paid by Sanpaolo IMI each year is approved by the annual shareholders' meeting. The dividends related to each year are paid in the following year. Dollar amounts have been converted at the Noon Buying Rate in effect on the respective payment dates.

Year	Dividends per Share in €	Dividends per Share in U.S.$
2001	€0.57(1)	0.53
2002	€0.30(2)	0.35
2003	€0.39(3)	0.48
2004	€0.47(4)	0.59
2005	€0.57(5)	0.73

(1)
Approved at the annual shareholders' meeting held on April 30, 2002 and paid on May 23, 2002.

(2)
Approved at the annual shareholders' meeting held on April 29, 2003 and paid on May 22, 2003.

(3)
Approved at the annual shareholders' meeting held on April 29, 2004 and paid on May 27, 2004.

(4)
Approved at the annual shareholders' meeting held on April 29, 2005 and paid on May 26, 2005.

(5)
Approved at the annual shareholders' meeting held on April 28, 2006 and paid on May 25, 2006.

C.    Significant Changes

        See: Item 4. "Information on Sanpaolo IMI—B. Significant Developments During 2005" on page 58 above.

ITEM 9.    LISTING DETAILS

A.    Performance of Sanpaolo IMI Share Prices

        The Sanpaolo IMI Share price began 2005 at €10.644 and ended at €13.216 at December 30, 2005. This increase represented a 24.2% increase in Share price. For the same period, the Milan banking share index gained 30.2% in value.

        On June 12, 2006, the closing Share price was €13.25, an increase of 0.26% from the end of 2005. During the same period the Milan indices, covering the top 40 companies (SEP/MIB index) and the banking sector, decreased by 0.79% and increased 3.53%, respectively.

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

        a)    The following table lists the reported annual high and low prices of Sanpaolo IMI Shares from 2001 through June 12, 2006. From January 4, 1999, the Sanpaolo IMI Shares began trading on Telematico in euro.

Year	High(*)(€)	Low(*)(€)
2001	18.893	8.764
2002	13.702	5.231
2003	11.346	5.796
2004	11.072	8.799
2005	13.420	10.201
2006 (through June 12, 2006)	15.556	12.986

(*)
Prices at closing of trading session, source: Borsa Italiana.

        b)    The following table lists the reported high and low prices of Sanpaolo IMI Shares on the Telematico and the reported high and low prices of Sanpaolo IMI ADSs on the NYSE for each quarter of 2004 and 2005 and for the first two quarters of 2006.

	Telematico(1)		NYSE
	High	Low	High	Low
2004
First quarter	11.07	9.14	27.81	22.35
Second quarter	10.03	9.06	23.93	21.66
Third quarter	9.88	8.80	24.75	21.60
Fourth quarter	10.72	9.33	29.05	22.65
2005
First quarter	12.08	10.20	31.40	26.15
Second quarter	12.48	11.10	32.35	26.92
Third quarter	12.92	11.37	31.34	27.29
Fourth quarter	13.42	11.79	31.76	28.76
2006
First quarter	15.56	12.99	37.89	31.76
Second quarter (through June 12, 2006)	15.37	13.25	39.35	33.15

(1)
Prices at closing of trading session. (source: Borsa Italiana.)

        As of June 12, 2006, there were 16,603,886 ADSs outstanding, representing 33,207,772 Shares or approximately 2.1% of Sanpaolo IMI's ordinary share capital. As of June 12, 2006, there were 29 holders of record of Sanpaolo IMI ADSs.

        c)     The following table lists the reported high and low market prices of Sanpaolo IMI ADSs for the most recent six months:

Months	High	Low
January 2006	32.92	31.76
February 2006	35.61	32.92
March 2006	37.89	34.35
April 2006	37.77	35.47
May 2006	39.35	35.53
June 2006 (through June 12, 2006)	36.54	33.15

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

Securities Trading in Italy

        Sanpaolo IMI Shares are listed in Milan and New York, respectively on the Telematico and NYSE. As explained above (see: Item 4. "Information on Sanpaolo IMI—C. Business Overview—Italian Banking Regulation and Corporate Governance Principles" on page 79 above), Borsa Italiana is the joint stock company organizing and managing the regulated markets for financial instruments. Borsa Italiana, previously owned by the public sector, was privatized in January 1998. The shares of Borsa Italiana are currently owned by financial intermediaries and primarily Italian Banks: Sanpaolo IMI holds as of December 31, 2005, a 13.74% share of the capital of Borsa Italiana.

        The ordinary shareholders' meeting of Borsa Italiana is entitled, according to Section 62, Legislative Decree No. 58/1998, to issue rules establishing the condition and procedures for the admission, exclusion and suspension of market participants and financial instruments to and from trading, and those for the conduct of trading and any obligations of market participants and issuers.

        Article 62, paragraph 3bis of the above mentioned Law n. 262 of December 28, 2005, granted CONSOB the power to determine:

  •
  the general criteria which has to be respected (with specific regard to accounting transparency and the adequacy of the organizational structure and the internal control system) in order to obtain the listing of their shares on an Italian regulated market;

  •
  the conditions that do not consent the listing of shares of companies which are subject to another company's control;

  •
  the transparency criteria and the limitations—in order to obtain the listing on an Italian regulated market—provided for those financial companies whose assets consist only of participations.

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

        Since February 19, 1996, call and put options are traded on the Italian derivatives market, which includes derivatives on Sanpaolo IMI Shares.

        Sanpaolo IMI ADSs have not at any time been suspended from trading on the NYSE (nor has trading at any other time been halted).

ITEM 10.    ADDITIONAL INFORMATION

A.    Bylaws

        As reported in Article 4 of the bylaws, Sanpaolo IMI has as its purpose the taking of deposits from the public and the business of lending in its various forms, in Italy and abroad.

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

        The share capital is divided into ordinary Shares and Azioni Privilegiate. Shares have dividend rights. Dividends not claimed within five years following the day on which they are available are retained by Sanpaolo IMI and placed to reserves, as provide for the Article 23 of the bylaws.

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

        There are no provisions in the bylaws which have been designed to prevent a change in control of Sanpaolo IMI.

B.    Foreign Investment

        There are no limitations imposed by Italian law on the rights of non-residents of Italy or foreign persons to hold or vote shares other than those limitations described below, which apply equally to all owners of such shares. The Sanpaolo IMI bylaws do not provide for any limitations.

Securities Regulations

        Pursuant to Italian securities laws, any holding of any direct or indirect interest in excess of 2%, 5%, 7.5%, 10%, and higher multiples of 5%, in the voting shares of a listed company must be notified to CONSOB and the company within the five trading days following the acquisition (the same communication has to be done for the reduction of such interest below the above specified percentages). The voting rights relating to the Shares for which the required notifications have not been given may not be exercised. Cross-ownership between listed companies may not exceed 2% of their respective voting Shares. Likewise, cross-ownership between a listed company and an unlisted company may not exceed 2% of the voting Shares of the listed company or 10% of the voting Shares of the unlisted company. The 2% threshold may be increased to 5% pursuant to an agreement between the companies approved by the ordinary shareholders' meeting of the two companies. Pursuant to CONSOB interpretation of cross-ownership (release of October 10, 1999) foreign companies are treated as unlisted companies. Italian listed companies' stake in a foreign company may not exceed

10% if such foreign company's stake in the Italian listed company exceeds 2%; conversely a foreign company may not exceed the 2% limit if the Italian company owning more than 10% of such foreign company. Any Shares held in excess of such thresholds may not be voted and must be sold by one of the companies as specified by applicable law. Shares held through subsidiaries, fiduciaries or intermediaries are taken into account for the purposes of calculating these ownership thresholds. However, those provisions on cross-ownership do not apply when a controlled company purchases the shares of a controlling company, within certain limits provided by law and following the approval of the controlled company ordinary shareholders' meeting.

        In compliance with Law n. 62/2005, amending the Consolidated Securities Law and implementing the Directive 2003/6/EEC on insider dealing and market manipulation, any person who holds shares amounting to at least 10% of the share capital of a listed company and any other persons controlling such listed company is required to inform CONSOB and the public about any transaction they carry out, directly or indirectly, regarding issuer's shares or other financial instruments linked to them. The notification to CONSOB and the public must be made within five days from the date of the transaction. Such information duties do not apply in the event the overall amount of the transaction does not exceed €5000 by the end of the year.

        Furthermore, according to Consolidated Securities Law, any agreement, in whatever form, intended to regulate the exercise of voting rights in a listed company (or in the company or companies controlling a listed company), together with any of its subsequent amendments, renewal or termination, must be: (i) notified to CONSOB, within five days from its execution; (ii) disclosed to the public through the publication, in abstract form, in one Italian newspaper having general circulation, within 10 days from its execution; and (iii) deposited in the companies' Register at the site where such listed company has its registered office, within 15 days from its execution.

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

        Based on the Consolidated Securities Law, if the shareholder's agreement provides for an expiry date, the duration of the agreement cannot exceed three years. In the event an expiry date is not provided, each party to the agreement can withdraw from such an agreement by giving six-month's notice.

        As a general rule, it is worth remembering that anyone who invests in a listed company's financial instrument is required to strictly comply with the market abuse regulation provided by the above mentioned Law n. 62 of April 18, 2005.

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

        For the other purchase requirements or limitations provided for Italian banking legislation, see: Item 4. "Information on Sanpaolo IMI—C. Business Overview—Italian Banking Regulation and Corporate Governance principles—Participation in the Share Capital of a Bank" on page 82 above.

Antitrust Regulations

        In compliance with Law 262/2005, concentrations between banks which meet certain turnover thresholds and may create or strengthen a dominant position in the domestic market are subject to the Antitrust Authority's authorization, as for antitrust matters, and to the Bank of Italy's authorization as for the assessment of the sound and prudent management of the bank. However, any concentration with an "EU dimension", as defined in Article 1 of the "EC Merger Regulation" (Council Regulation No. 139/2004 of January 20, 2004 on the control of concentrations between undertakings), must be notified to the European Commission for approval before being implemented.

        For the other purchase requirements or limitations provided in relation to antitrust issues, see: Item 4. "Information on Sanpaolo IMI—C. Business Overview—Italian Banking Regulation and Corporate Governance principles—Participation in the Share Capital of a Bank" on page 82 above.

C.    Exchange Controls and Material Contracts

Exchange Controls

        As a general rule, residents of Italy may hold foreign currency and foreign securities of any kind, within and outside Italy, and no exchange control consent is required in Italy for the transfer outside of Italy of dividends or other distributions with respect to, or the proceeds from the sale of, shares of an Italian company. However, Italian residents and non-resident investors, who transfer, directly or indirectly (through banks or other intermediaries) into or out of Italy, cash, investments or other securities in excess of €12,500 must report all such transfers to the "Ufficio Italiano Cambi" (Italian Exchange Office). In the case of indirect transfers, banks or other intermediaries are required to maintain records of all such transfers for five years for inspections by Italian tax and judicial authorities. Non compliance with these reporting and record-keeping requirements may result in administrative fines or, in the case of false reporting or in certain cases of incomplete reporting, criminal penalties. The Ufficio Italiano Cambi is required to maintain reports for a period of ten years and may use such reports directly or through other government offices, to police money laundering, tax evasion and any other crime or violation.

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

  •
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

        This discussion is based on the tax laws and practices of Italy and the United States currently in effect, as well as the Income Tax convention. These laws may change, possibly with retroactive effect. The discussion of United States taxation does not address U.S. state, local or other non-U.S. tax consequences. This discussion is based in part upon representations by the Depositary and assumes that each obligation provided for in, or otherwise contemplated by, the Deposit Agreement and any related agreement will be performed in accordance with its respective terms. The U.S. Treasury has expressed concerns that parties to whom ADRs are pre-released may be taking actions that are inconsistent with U.S. holders of ADSs claiming foreign tax credits for U.S. federal income tax purposes. Such actions would also be inconsistent with U.S. holders of ADSs claiming of the reduced rate of tax applicable to dividends received by certain non-corporate U.S. holders. Accordingly, the analysis of the creditability of Italian taxes and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. holders, both described below, could be affected by actions that may be taken by parties to whom ADSs are pre-released.

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
  certain financial institutions;

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

        This discussion assumes that Sanpaolo IMI was not a passive foreign investment company for its 2005 taxable year, as described below.

Italian Taxation

  Taxation of Dividends

        Italian law provides for the withholding of income tax at a 27% rate on dividends paid by Italian resident companies to shareholders who are not residents of Italy for tax purposes (the rate is 12.50% in the case of dividends from saving shares—azioni di risparmio). Reduced rates (normally 15%) apply to non-resident shareholders who are entitled to, and comply with, procedures for claiming benefits under an income tax convention. Italy has concluded income tax conventions with over 70 foreign countries, including all of the members of the European Union (the income tax convention with Latvia has been signed but not yet ratified), Argentina, Australia, Brazil, Canada, Japan, New Zealand, Norway, Switzerland, the United States and some countries in Africa, the Middle East and Far East.

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

  (i)
  a declaration of the U.S. holder containing all the data that identifies the beneficial owner of the Shares,

  (ii)
  a request by the beneficial owner for the application of the Income Tax Convention which contains a declaration that indicates the fulfillment of all conditions required by the Income Tax Convention, as well as the necessary elements to determine the applicable Income Tax Convention withholding tax rate, together with a statement that such beneficial owner does not maintain a permanent establishment or a fixed base in Italy; and

  (iii)
  a certification (Form 6166) from the U.S. Internal Revenue Service that the beneficial owner is a U.S. resident for the purpose of the Income Tax Convention. Such certificate will be effective until March 31 of the year following submission. The processing of requests for certification by the U.S. Internal Revenue Service may take a significant amount of time and may be subject to delays. Accordingly, in order to be eligible for the procedure described below, U.S. holders should begin the process of obtaining certificates as soon as possible after receiving instructions from the depositary on how to claim the 15% reduced rate under the Income Tax Convention.

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

        Distribution of additional Shares to U.S. holders with respect to their Shares or ADSs that are made as part of a pro rata distribution to all shareholders of Sanpaolo IMI generally will not be subject to Italian tax.

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

United States Federal Income Taxation

  Taxation of Dividends

        Distributions made with respect to the Shares or ADSs (other than certain pro rata distributions of Shares), without reduction for any Italian tax withheld, will generally constitute foreign source dividend income for U.S. federal income tax purposes to the extent such distributions are made from Sanpaolo

IMI's current or accumulated earnings and profits, as determined in accordance with U.S. federal income tax principles. A corporate U.S. holder will not be entitled to claim a dividends-received deduction for dividends paid on the Shares or ADSs. Subject to applicable limitations that may vary depending upon a holder's individual circumstances and the discussion above regarding concerns expressed by the U.S. Treasury, dividends paid to certain non-corporate U.S. holders in taxable years beginning before January 1, 2011 may be taxable at a maximum tax rate of 15%. Non-corporate U.S. holders should consult their own tax advisers to determine whether they are subject to any special rules that limit their ability to be taxed at this favorable rate.

        The amount of any dividend paid in euros, including the amount of any Italian tax withheld, will be equal to the U.S. dollar value of such euros on the date of receipt by the Depositary, in the case of U.S. holders of ADSs, or by the U.S. holder, in the case of U.S. holders of Shares, regardless of whether the payment is in fact converted into U.S. dollars on the date of receipt. Gain or loss, if any, recognized on the sale or other disposition of such euros will be U.S. source ordinary income or loss. If the dividend is converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.

        Subject to applicable limitations and restrictions and the discussion above regarding concerns expressed by the U.S. Treasury, Italian taxes withheld from dividends at a rate not in excess of that provided in the Income Tax Convention will be eligible for credit against a U.S. holder's U.S. federal income tax liability. Italian taxes withheld in excess of the rate provided in the Income Tax Convention will generally not be eligible for credit against a U.S. holder's U.S. federal income tax liability. See: "—Italian Taxation—Taxation of Dividends" above for a discussion of how to obtain the rate of withholding provided for in the Income Tax Convention.

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

  Passive Foreign Investment Company Rules

        Based on proposed U.S. Treasury regulations, Sanpaolo IMI does not expect to be considered a "passive foreign investment company" ("PFIC") for U.S. federal income tax purposes for its 2005 taxable year. However, this is a factual determination that must be made annually and thus there can be no assurance that Sanpaolo IMI will not be considered a PFIC for any future taxable year. In addition, there can be no assurance that the proposed regulations will be finalized in their current form. If Sanpaolo IMI were treated as a PFIC for any taxable year during which a U.S. holder held Shares or ADSs, certain adverse tax consequences could apply to the U.S. holder.

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

E.    Documents on Display

        Sanpaolo IMI is required by Italian law and the regulatory authorities to make available to the public certain documents. These include principally the financial statements of the Group and of the Parent Bank, the Articles and Bylaws and any other documents relating to shareholders' resolutions.

        These documents are available at Segreteria Societaria of Sanpaolo IMI, Piazza San Carlo 156, 10121 Turin, Italy.

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

General

The basic principles

        The Group is strongly committed to risk management and control on the basis of the following three principles:

  •
  clear identification of responsibility for taking on risks;

  •
  measurement and control systems in line with international best practice;

  •
  organizational separation between the Business Areas that conduct business activities and those responsible for controls.

        The policies relating to the acceptance of credit and financial risks are defined by the Parent Bank's Board of Directors and Executive Committee with support from specific committees.

        The Parent Bank also performs general risk management and control functions and takes risk-acceptance decisions in the case of particularly large risks, supported by the Risk Management Department.

        The Business Areas that generate credit and/or financial risks are assigned limits of autonomy and each has its own control structure. For the main Group banking subsidiaries (Sanpaolo Banco di Napoli, Cassa di Risparmio in Bologna, Cassa di Risparmio di Padova e Rovigo, Cassa di Risparmio di Venezia, Friulcassa and Banca Popolare dell'Adriatico), these functions are carried out, on the basis of an outsourcing contract, by the Parent Bank's risk control functions, which periodically report to the Board of Directors and the Audit Committee of the subsidiary.

The Basel 2 Project

        In June 2004, the Basel Committee on Banking Supervision published the final version of the Capital Accord ("Basel 2"), adopted by the European Union at the end of 2005 through the Directive on Capital Adequacy.

        Very briefly, Basel 2 provides for new quantitative rules to establish the minimum capital requirement to cover credit, market and operational risks:

  •
  as regards credit risks, the new rules introduce a greater degree of correlation between capital requirements and risks, through the acknowledgment of ratings and other credit risk measurement tools. Basel 2 sets out a standard approach as well as two increasingly sophisticated approaches based on internal risk management tools;

  •
  as regards market risks, the legal regulations currently in force continue to apply;

  •
  finally, Basel 2 introduces capital absorption for operational risks, which can also be measured using three approaches which are increasingly more analytical.

        Basel 2 is designed to promote, through a lower absorption of capital, the adoption of more sophisticated methods, in both credit risks and operational risks. In order to obtain access to these options, however, the banks must satisfy a set of minimum requirements for risk management and control methodologies, to be verified by the applicable Supervisory Authority (in Italy the Bank of Italy).

        Most of the advantages of Basel 2 are expected to arise from the management and operating results obtained from the systematic application of the new methodologies which should allow the improvement of risk management and control capabilities as well as increase the efficiency and effectiveness of customer service.

        In order to take advantage of these opportunities, since 2003 Sanpaolo IMI has launched the "Basel 2 Project", whose mission is to prepare the Group for the adoption of the advanced approaches as soon as Basel 2 becomes enforceable. It is expected that Basel 2 will become enforceable at the beginning of 2007.

        A new Group credit procedure was introduced during 2005 that, in accordance with Basel 2, includes the use of internal rating as an essential part of deliberations on credit acceptance and management.

        The new procedure is applied to the corporate, small business and household mortgage sectors. During 2006 it will be extended to other retail loans, thereby reaching an almost total coverage of customer loans.

Information on risks and hedging Banking Group's Risks

Qualitative Information

  Credit risk management policies

  Organizational aspects

        Sanpaolo IMI has established lines of conduct to be followed throughout the Group when taking on risk. The Parent Bank and the banking subsidiaries are assigned approval limits defined in terms of total Group exposure to the counterparty and also differentiated according to the counterparty's internal rating. Any transaction exceeding the prescribed limits must be submitted to the approval of the appropriate bodies of the Parent Bank, consisting of (according to the level of exposure) the Credit Department, the Group Credit Committee (composed of the General Manager and the heads of the relevant structures), the Executive Committee and the Board of Directors.

        The Credit Department, which is independent from the Business Areas, is responsible for defining and updating the credit procedures and processes at Group level. With regard to the approval phase, it ensures the investigation and approval of transactions that exceed the abovementioned approval limits. The Credit Department is also responsible for controlling and preventing the deterioration in the credit quality, and setting policies for the management and control of doubtful loans.

        The Risk Management Department is responsible, at Group level, for defining and updating the credit risk measurement methods, with the objective of guaranteeing their alignment with best practice, as well as for analyzing the risk profile and preparing summary reports for Sanpaolo IMI's senior management on the changes in the Group's asset quality.

        The control structures operating within the individual companies of the Group are responsible for measuring and monitoring the portion of the loan book assigned to them.

        For the main Group banking networks (Sanpaolo Banco di Napoli, Cassa di Risparmio in Bologna, Cassa di Risparmio di Padova e Rovigo, Cassa di Risparmio di Venezia, Banca Popolare dell'Adriatico and Friulcassa) these functions are carried out, on the basis of an outsourcing contract, by the Parent Bank's risk control functions that report periodically to the Board of Directors and the Audit Committee of the subsidiary.

  Management, measurement and control systems

        Sanpaolo IMI has developed a set of instruments to ensure analytical control over the quality of the loans to customers and financial institutions, and exposures subject to country risk.

        With regard to loans to customers, rating models have been developed, differentiated according to the economic sector and size of the counterpart. These models make it possible to summarize the credit quality of the counterparty's credit quality in a measurement, the rating, which reflects the probability of default over a period of one year, adjusted on the basis of the average level of the economic cycle. Statistical calibrations have rendered these rating fully consistent with those awarded by rating agencies, forming a single scale of reference. The periodic backtesting analyses carried out to date, comparing the insolvency forecasts with the effective defaults, confirm the validity of the models used.

        In 2005, the rating, previously used in the loan approval process with regard to counterparties submitted to the Group Credit Committee or higher bodies, was introduced as an essential element of the process in relation to the credit granted by the Group's banking networks. Together with the assessment of the credit mitigating factors (typically guarantees and covenants), the rating contributes to defining the credit risk strategy, represented by the set of commercial policies and management behavior (frequency of reviews of lines of credit and recovery actions).

        The new loan approval process, designed in accordance with the Basel 2 organizational requirements, has been implemented in the corporate, small business and mortgage areas of the Group's banking networks and Banca OPI. During the year, it will be progressively extended to the other types of customer and to all the Italian companies of the Group whose principal mission is to take on credit risks.

        With regard to banking and finance counterparties, a system has been established to classify the financial institutions on a scale consistent with those used by rating agencies. The risk class forms the basic information that, integrated by the type and duration of the transaction, and by any guarantees present, makes it possible to determine the credit limits with each counterparty.

        Finally, as regards country risk, the rating is assigned on the basis of a model that takes into consideration the judgment of specialized institutions and agencies, market information and internal assessments.

        The ratings are not just a direct instrument to monitor credit risk, but are also a primary element for the credit risk portfolio model, which summarizes the information on asset quality in terms of risk indicators, including expected losses and capital at risk.

        The expected loss is the product of exposure to default, probability of default (derived from the rating) and loss given default. The latter is measured with reference to an economic rather than accounting concept of loss including legal costs and prudently calculated on the discounted value of post-default recoveries.

        The "expected" loss represents the average of the loss distribution, whereas the capital at risk is defined as the maximum "unexpected" loss that the Group may incur with a confidence level of 99.95%.

  Techniques for the mitigation of credit risk

        The techniques for the mitigation of credit risk are the elements that contribute to reducing potential loss. They include guarantees, facility types and covenants.

        The evaluation of the mitigating factors is performed through a procedure that assigns each individual loan a loss given default, assuming the highest values in the case of ordinary unsecured loans and decreasing in accordance with the strength given to any mitigating factors present.

        The "very strong" and "strong" mitigating factors include financial collateral and residential mortgages. Other mitigating guarantees include non-residential mortgages and personal guarantees issued by unrated parties, provided they have sufficient personal assets. The strength of the personal guarantee issued by rated parties (typically banks, credit guarantee consortia and corporates, in general belonging to the same counterpart group) is assessed on the basis of the guarantor's credit quality through mechanisms based on the so called "PD substitution" which consists of the substitution of the obligor's probability of default with the guarantor's one.

        The loss given default values are subsequently aggregated at customer level in order to provide a summary evaluation of the strength of the mitigating factors.

        Within the credit acceptance and management process, as mentioned above, the strength of the mitigating factors is important in the definition of the credit strategy, in particular with reference to the counterparties classified by the rating system as non investment grade.

        In addition, certain types of transactions, typically medium-long term loans, require collateral or covenants for their finalization regardless of the defined credit strategy.

  Impaired financial assets

        This description focuses on the technical-organizational and methodological procedures used in the management and control of impaired financial assets; it includes the methods of classification of the assets by counterparty quality, the factors that allow transition from impaired exposures to performing exposures, the analysis of the exposure by length of past due, and the procedures for the assessment of the adequacy of write-downs and provisions.

        The monitoring of the correct application of the classification rules, using dedicated tools and procedures, is delegated to a central structure in the credit department responsible for credit control.

        With reference to loans past due by more than 180 days, restructured loans and problem loans, the structures responsible for their management are identified, on the basis of pre-determined thresholds of increasing significance, within the operational areas, in decentralized organizational units that carry out specialist activities and in a dedicated central structure that is responsible for the entire management and coordination of these matters.

        The management of non performing positions is centralized within specialized functions of the head office that, in carrying out relevant recovery actions, relies on personnel located throughout the banking networks of the Group. Within these actions, in order to identify the strategies that may be implemented for each individual position, the out of court and judicial solutions are examined, in terms of cost-benefit analyses, taking into account the financial impact of the estimated recovery times.

        The valuation is reviewed whenever significant events come to light that may alter the recovery prospects. In order for adjustments for these events to be made in a timely manner, the information relating to the debtor is periodically monitored and the progress of out of court settlements and the various phases of legal proceedings are periodically verified.

        The return of impaired exposures to performing status, governed by the specific internal regulations, may only take place on the proposal of the structures responsible for their management, upon ascertainment that the critical conditions or state of default no longer exist and subject to the binding opinion, where envisaged, of the structure responsible for to credit control whenever the return to performing status occurs within six months since the classification as imparied asset.

        The overall doubtful loans portfolio is continually monitored through a predetermined control system and periodic managerial reporting.

Break-down of exposures by external and internal ratings

        The break-down of exposures by external and internal ratings refers to loans and commitments on and off balance sheet of the Group companies to which the models of credit risk measurement apply (Sanpaolo IMI, Sanpaolo Banco di Napoli, Banca Popolare dell'Adriatico, Cassa di Risparmio di Padova e Rovigo, Cassa di Risparmio in Bologna, Cassa di Risparmio di Venezia, Friulcassa, Banca OPI, Sanpaolo IMI Bank Ireland, Sanpaolo Leasint and Neos Bank), which overall represent more than 95% of the credit risk weighted assets of the Group.

        External ratings are present on 23% of the loans to customers and on 52% of the loans to banks. Since they refer to counterparties belonging to the public and banking sector and to corporate customers of high standing, these ratings are concentrated on the highest classes, as shown in the following chart.

        The following chart presents, at year end 2005, the break-down of on- and off-balance sheet loans by external rating:

        Internal ratings, also attributed to counterparts with external ratings, cover loans to banks almost completely (97%) and cover 75% of loans to customers. This coverage is high and is steadily increasing for the corporate and small business sectors, which, as described above, have been affected during the year by the introduction of new Basle 2 compliant procedures. Unrated counterparties are concentrated in the household segment, where, moreover, the residential mortgage rating model, which represents the largest portion of the segment, has been refined during 2005 and its usage introduced in the approval process. The introduction of the other rating models, for other loans issued to retail counterparties, will be implemented gradually during the second half of 2006. For the purposes of calculating risk indicators, unrated counterparties are assigned an estimated rating on the basis of the average probabilities of default.

        The breakdown of loans by class of internal rating, outlined in the following chart, reflects almost completely investment grade counterparties (up to BBB-) as far as banks are concerned. Loans to customers, however, are ranked 76% in the investment grade area, 18% in the intermediate classes (BB) and 6% in the riskiest classes. There are almost no loans in the highest risk levels (less than B-).

        The following chart presents, at year end 2005, the break-down of on- and off-balance sheet loans by internal rating:

Securitization and Sale of Asset Transactions

  Securitization transactions

        As at December 31, 2005 the Sanpaolo IMI Group is a party to the following securitization by the subsidiary Sanpaolo Leasint:

        SPLIT2 Operation—in the fourth quarter of 2004 Sanpaolo Leasint sold, without recourse, to Split2 Srl ("Split2"), a special purpose vehicle set up pursuant to Italian law no. 130/99, the loans deriving from performing leasing contracts covering real estate, automotive vehicles and capital goods for a total amount of €1,805 million. In addition to this portfolio, the structure of the securitization in order to comply with certain conditions, includes the sale to Split 2 from Sanpaolo Leasint of further portfolios on a quarterly basis which will replace the loans from time to time received by Split2 in the first 18 months. In order to gather the funding necessary for purchasing the loans, Split2 issued three classes of security rated by all three agencies (Moody's, S&P and Fitch) which have been successfully placed on the market and a junior class with a nominal value of €18 million, underwritten by Sanpaolo Leasint. The objectives of the operation were to diversify the company's sources of funding, to implement a time matching between the funding and the underlying loans and investments, and to free up economic and regulatory capital. Sanpaolo Leasint, in its role as servicer, continues to manage the collections on the loans portfolio that was sold and to maintain direct relations with the customers, transferring the collections in terms of principal and interest from the portfolio to accounts opened in the name of the SPV at the depositary bank of the collections. It regularly provides information on the portfolio, necessary for monitoring by the rating agencies. The amount of loans collected as at December 31, 2005 as servicer is €622 million. The securitized assets underlying the junior security as at December 31, 2005 are €1,622 million attributable to performing loans, €11 million reconcilable to expired and unpaid loans (delinquent loans) and €3 million attributable to defaulted loans.

Models for measuring credit risk

        The synthetic risk indicators (expected loss and economic capital) show an improvement in the credit quality of the portfolio over the course of 2005. The expected loss of loans to customers, at year end 2005, was 0.44% of loans, a slight decrease on the 0.46% recorded at the end of 2004 (on a comparable basis).

        Economic capital, at year end 2005, was 4.5% of loans, stable compared to year end 2004.

Market Risks

  Organization

        The main body responsible for the management and control of market risks is the Board of Directors of the Parent Bank, which defines the guidelines and strategic issues concerning market risks, allocates capital on the basis of the expected risk/return profile and approves the risk limits for the Parent Bank and the guidelines for the subsidiaries.

        The Comitato Rischi Finanziari e di Mercato di Gruppo, the Group Financial and Market Risk Committee ("CRFMG") is responsible for defining risk measurement criteria and methodologies, the risk limit framework of the Parent Bank and its subsidiaries and verifying the Group companies' risk profile. The CRFMG consists of the General Manager, the heads of the units responsible for risk-assumption, and the Risk Management Department.

        The Parent Bank's Treasury Department centrally carries out the treasury activities and the financial risk management of the Group's domestic banking networks. Trading activities within the Group are mainly carried out by the Group's investment bank, Banca IMI.

        Parent Bank Risk Management Department is responsible for developing risk monitoring methodologies and proposals regarding the system of risk limits for the Parent Bank and the Group, as well as measuring risks for the main group banking subsidiaries (Sanpaolo Banco di Napoli, Cassa di Risparmio in Bologna, Cassa di Risparmio di Padova e Rovigo, Banca Popolare dell'Adriatico, Cassa di Risparmio di Venezia and Friulcassa) on the basis of a specific outsourcing contract.

        The Group's financial risk profile and the appropriate actions undertaken to change it are examined, at least monthly, by the CRFMG.

  Market risk of non-trading portfolios

  General issues and market risk management of non-trading portfolios

        Non-trading market risk arises primarily in the Parent Bank and in the main subsidiaries that carry out retail and corporate banking. First of all, interest rate risk is managed by the Parent Bank in order to maximize the profitability, consistently with the stability of results over a long-term basis. For this purpose, position-taking reflects the strategic views set by the CRFMG. Risk exposures are primarily managed both by monitoring the mix of assets and liabilities deriving from retail activities and liquidity management; when the natural composition of assets and liabilities plus cash management (mainly short-term interbank deposits) create an interest rate risk profile which is not coherent with the goals set by CRFMG, actions are taken mainly through hedging derivatives. Short-term risk exposures (less than 18 months) are mostly managed by cash instruments (interbank deposits), with direct access to the interbank market. Other instruments (mainly bonds) are employed to manage long-term risk exposures (greater than 18 months) residually. Differently from the Parent Bank, banking subsidiaries, with the aid of the Parent Bank's Treasury Department, pursue a substantially complete hedging against interest rate risk, in order to keep the individual risk profiles of subsidiaries within very narrow limits: for this purpose, cash and derivative deals are traded with the Parent Bank or, as in the case of long-term derivatives, with Banca IMI. As to the foreign-exchange risk, spot and forward transactions are carried out by Parent Bank's Treasury Department with the task of ensuring uniform pricing standards throughout the Group and managing risk position originated by the brokerage activity of foreign currencies traded by customers. The non-trading portfolios also include market risk exposures arising from equity participations held by the Parent Bank and all other subsidiaries (Fin.Opi, SanpaoloIMI Internazionale, Imi Investimenti, Sanpaolo IMI International and Sanpaolo Imi Private Equity) in companies with listed market prices not fully consolidated or accounted for under either the equity method or the available for sale principle.

  Measurement techniques for non-trading portfolios

        The following methods are used to measure market risks of non-trading portfolios:

  •
  Value at Risk ("VaR") and

  •
  Sensitivity analysis.

        Value at Risk modeling is a statistical technique that produces an estimate of the potential loss in a portfolio over a specified holding period which is a statistically unlikely to be exceeded more than once during the given holding period. The Group uses a model based on historical volatility and correlations between the individual risks of each currency made up of short and long-term interest rates, exchange rates and equity prices. The Group's model is based on the last 250 trading days, a 10 day holding period and a 99% confidence level. The VaR is used, other than for the daily monitoring of risk arising from equity investments, to assess each Business Unit's market risk exposure, thereby taking into account diversification benefits. VaR models have certain limitations; they are more reliable during normal market conditions, and historical data may fail to predict the future. The VaR assessment is based on a certain number of assumptions and approximations:

  •
  the use of the 99% confidence interval does not take into account any losses arising beyond this interval; the VaR is therefore an indicator of losses under normal market conditions and does not take into account exceptionally large fluctuations;

  •
  the VaR is calculated using closing prices, so intra-day fluctuations are not taken into account.

        There are also a number of approximations in the VaR calculation. For example, benchmark indexes are used instead of certain risk factors, and in the case of some activities, not all the relevant risk factors are taken into account which can be due to difficulties obtaining daily data.

        VaR results, therefore, cannot guarantee that actual risk will follow the statistical estimate. As a result, management also relies on other tools to measure risk of non-trading portfolios, such as Sensitivity analysis.

        Sensitivity analysis quantifies the change in value of a portfolio resulting from adverse movements in the risk factors. As regards interest rate risk, adverse movement is defined as a parallel and uniform shift of 100 basis points of the interest rate curves. The measurements include the risk originated by customer demand loans and deposits, whose features of stability and partial and delayed reactions to interest rate fluctuations have been studied by analyzing a large collection of historical data, obtaining a maturity representation model through equivalent deposits. For demand loans, the average duration is very short (approximately one month), whereas the estimated average duration for demand deposits is greater (approximately 12 months), depending on their stability features.

        The net interest income sensitivity is also measured, which quantifies the impact on net interest income of a parallel and instantaneous shock in the interest rate curve of ±25 basis points, over a timescale of 12 months. This measure shows the effect of the changes in interest rates on the non-trading portfolios, excluding assumptions regarding future changes in the mix of assets and liabilities and therefore cannot be considered a predictor of future level of net interest income.

  Fair value hedge, cash flow hedge and macro-hedge

        The Group's fair value hedges principally consist of interest rate swaps that are used to protect against changes in the fair value of fixed assets and liabilities due to movements in market interest rates. The types of swap transactions mostly used are plain vanilla interest rate swap ("IRS"), overnight index swap ("OIS"), cross currency swap ("CCS") and options on interest rates. Derivatives are negotiated mainly with Banca IMI, which, in turn, replicates the same transactions with third parties so that the hedging transactions meet the specified criteria to be considered IAS/IFRS eligible (to obtain hedge accounting treatment). For short-term hedging, derivatives are also negotiated with third parties. Hedged items, specifically identified (micro-hedging), are mainly bonds issued by the bank and loans to customers. Macro-hedging is carried out only on demand deposits through interest rate swaps and overnight index swaps.

        Cash flow hedging transactions, whose objective is to hedge against the volatility of receivable and payable floating cash flows, represent a relatively modest proportion of the Group's current outstanding derivatives.

  Quantitative information

        In 2005, the interest rate risk generated by non-trading portfolios, measured through sensitivity analysis, showed an average value of around €12 million, compared with €83 million in the previous year, reaching €65 million at the end of 2005.

        The net interest income sensitivity—assuming a rise in interest rates of 25 basis points—amounted at the end of December 2005 to €42 million (a decrease of €34 million in the case of a reduction in interest rates), unchanged compared with the end of 2004 and corresponding to approximately 1% of the Group's net interest income.

        During 2005, the VaR fluctuated around an average value of €33 million (compared with €36 million in 2004), with a minimum value of €13 million at the beginning of 2005 and a maximum of €62 million at the end of December 2005.

        During 2005, the foreign exchange risk generated by non-trading portfolios was not material.

        Equity price risk is measured using VaR (10-day timescale and 99% level of confidence). In 2005, equity price risk generated by the non-trading portfolios, almost fully held in the available for sale portfolio, recorded an average level of €109 million, with a minimum of €94 million and a maximum of €127 million, reached at the end of 2005. The small increase in VaR compared with the end of 2004 can be attributed to growth in portfolio value as a result of the increased prices in equity markets experienced in the second half of 2005, partially offset by a decrease in average portfolio volatility (from 16% at the end of 2004 to 13% at the end of 2005).

VaR—Equity investment portfolio

	Year ended December 31,
	2005	2004
	(millions of €)
Average	109.0	135.1
Low	94.2	102.2
High	127.2	213.6
Year-End	127.2	114.7

  Market risk of trading portfolios

  General issues and market risk management of trading portfolios

        The Group's policy is to concentrate trading activities in Banca IMI and its subsidiaries, where proprietary trading is carried out by both simple and complex products (mainly equities, bonds, foreign exchange contracts and other derivatives), either privately negotiated over-the-counter ("OTC") or transacted through regulated exchanges. Trading activities in the investment bank are segmented into specific books, which hold homogenous groups of transactions by type of risk and allow to reflect the risk/return profile of each individual business accurately. Management is predominantly aimed at arbitrage strategies, depending on the liquidity level of the instruments, rather than on risk-taking and positioning activities.

        The Parent Bank does not carry out trading activities; some of its financial assets are classified under the accounting framework as held for trading, although they are not held for the purpose of generating trading gains, but rather as a part of the Group's treasury portfolio for asset and liability management, liquidity and regulatory purposes. Moreover, the Parent Bank has classified some of its derivatives as held for trading, mostly related to brokerage transactions, and also transactions offsetting the risk arising from the securities portfolio and the hedging for certain short-term items. Therefore trading market risk assumed by the Parent Bank and the banking subsidiaries is residual and can be assigned primarily to the market risk of the banking book.

  Measurement techniques for trading portfolios

        Methods of measuring the trading portfolios mainly consist of:

  •
  Worst Case Scenario (or maximum potential loss);

  •
  Value at Risk; and

  •
  Sensitivity analysis.

        Worst Case Scenario's application is limited to trading portfolios. This method establishes a risk measurement defined as "maximum potential loss", which represents the worst possible economic result of those obtained in various hypothetical scenarios. The method is designed to represent a significant shock to current market parameters on the basis of a holding period of one day and accumulating the losses deriving from the various risk factors in absolute terms. The idea underlying the determination of the shocks to be assigned to the risk factors is to ensure a high degree of prudence; the objective of the method is to quantify and limit the maximum potential loss that could emerge in extreme market conditions.

        VaR and sensitivity analysis are explained in the paragraph above "Measurement techniques for non-trading portfolios".

        During 2005 a VaR model was adopted based on the historical simulation method (historical VaR), which involves constructing a distribution of hypothetical daily changes in the value of the trading portfolio based on risk factors embedded in the current portfolio and historical observations of daily changes in these risk factors to determine the expected potential loss at a 99% confidence level over a one day timescale. From top management's point of view, this model is able to satisfy the regulatory requirements set by the Bank of Italy as the internal model to calculate net capital charges for the general and specific market risks; the approval process is expected to begin in the second half of 2006. The risk estimates calculated using the historical VaR do not differ significantly from the results shown below and obtained with the VaR model, indicated in the following paragraph.

  Quantitative information

        The VaR of trading activities during 2005 carried out by Banca Imi and its subsidiaries, averaged €9 million (compared to €7 million in 2004), with a minimum of €4 million and a maximum of €15 million. At the end of December 2005, VaR was €12 million, against €6 million on the same period of the previous year.

VaR—Trading portfolios by type of risk

	2005				2004
	Year End	Average	Low	High	Year End	Average
	(millions of €)
Interest rate risk	10.3	4.8	1.1	12.1	4.2	3.6
Foreign exchange risk	1.1	1.1	0.1	6.5	1.6	1.3
Equity price risk	6.1	6.5	2.8	12.9	3.5	4.8
Diversification effect	(5.3)	(4.0)	n.s.	n.s.	(3.6)	(2.9)
Total	12.1	8.5	4.1	15.2	5.8	6.9

n.s. means not significant.

        In addition to VaR, the Worst Case Scenario analysis is used to monitor the impact of the potential losses that might arise under extreme market conditions. The maximum potential daily loss in 2005 was an average of €54 million (€41 million in 2004), registering a maximum of €65 million at the end of March 2005 and a minimum of €36 million at the beginning of 2005.

Maximum Potential Loss
(€ million)

        Backtesting showed the prudent nature of the internal measurement technique used. In 2005, actual daily losses were never greater than the risk measures expressed in terms of maximum potential loss, while the actual trading loss exceeded the previously calculated daily VaR only once.

Liquidity Risks

  Qualitative Information

        The metric used for liquidity risk management is based on cash flow analysis through the calculation of mismatches between inflows and outflows, grouped in different maturity buckets according to their contractual or expected residual maturities. A centralized approach is adopted for managing liquidity risk of the Parent Bank and the banking subsidiaries. The Parent Bank's Treasury Department, together with Sanpaolo IMI Ireland, as single points of direct access to the markets, raise funds against the assets originated from the retail and corporate activity at the branch level. In this framework, the liquidity management is overseen by the Parent Bank's Treasury Department, in line with the Group's policy, which defines, at a consolidated level, a liquidity target ratio for the 0 - 1 month period and attention thresholds on subsequent time bands, the triggering of which activates a contingency plan. A minimum treasury securities portfolio, made up of promptly liquid assets, is held to cover very short-term liquidity risk. The consolidated liquidity position also includes obligations deriving from the liquidity requirements identified by other main Group's Subsidiaries that use the Parent Bank's Treasury Department as a single point of access to the markets.

        The Risk Management Department periodically monitors liquidity risk limits; reporting is periodically presented and discussed at the CRFMG.

Operational Risk

        Sanpaolo IMI considers two other types of risk in its models: operational risk and business risk.

        Operational risk is defined as the risk of incurring losses as a result of failures in internal control or information systems, personnel or external events. The internal definition of operational risk includes the risk introduced by Basel 2, extending it to include reputational risk.

        Sanpaolo IMI has defined the overall operational risk management framework by setting up a Group policy and organizational processes for measuring, managing and controlling operational risk. The control of operational risk is attributed to the Parent Bank's Board of Directors, that sets the management policies and the subsequent organizational structure. The Operational Risk Committee (made up of the General Manager and the heads of the main Business Areas has the task of monitoring the operational risk profile of the Group and deciding the main activities of mitigation and transfer. The centralized unit at Group level, part of Risk Management, is responsible for developing methodologies for measuring risk, processing loss data and preparing the resultant management instruments. In line with Basel 2 requirements, the Business Areas, subsidiaries and the Corporate Center structures are directly involved in the Operational Risk Management process, by means of setting up specific decentralized control centers at the operational units for both the business and the support level. These decentralized centers are responsible for the processes of gathering information about events that have generated operational losses, carrying out analyses of scenarios and evaluating the riskiness associated with the business environment and the operating context.

        The measurement methodology of the operational risk profile requires the combined use of information on internal and external historical operational losses, with qualitative factors deriving from scenario analyses and evaluations of the system of internal controls and of the operating context.

        The internal operational losses are recorded by decentralized control centers, suitably verified by the central structure and managed by a dedicated computer system. For each category of risk, in line with the definitions of Basel 2, the database of historical events is analyzed, including both internal

Group events and events traceable to the participation in loss data sharing initiatives (DIPO in Italy and ORX at international level). Results are obtained by applying actuarial techniques that separately analyze the frequency and the severity of events and subsequently create, by means of suitable Monte Carlo techniques, the aggregated annual loss distribution and consequently the measurement of risk.

        The scenario analyses are based on structured and organized gathering of subjective estimates expressed directly by Senior Management and have as their objective the evaluation of the potential economic impact for particularly serious operational events. These evaluations, calculated with statistical-actuarial techniques, give an estimate of unexpected loss that is subsequently integrated with the measurement obtained from the analysis of historical loss data.

        Capital at risk is therefore identified as the minimum measurement at Group level, net of insurance cover, necessary to bear the maximum potential annual loss with a level of confidence of 99.95% (99.9% will be used for regulatory reporting under Basel 2). The methodology also applies a corrective factor, which derives from the qualitative analyses of the riskiness of the operating context, to take account of the efficiency of internal controls in the various organizational units.

Business Risk

        The business risk (or strategic risk) is defined as the risk of incurring losses because of changes in the macro-or micro-economic scenario that could jeopardize the ability to generate income, typically by a drop in operating volumes or margin compression. It is evaluated by breaking down the activities in the Business Areas, based on the respective cost and revenue structures, in elementary "industrial" businesses (for example data processing, consultancy and distribution). The level of capitalization in line with the level observed in companies operating with the same processes is attributed to the Business Areas.

Insurance Companies' Risks

Life Insurance

        The typical risks of a life insurance portfolio can be divided into three main categories of risk: insurance rating risk, death risk and reserve risk.

        Insurance rating risks are protected first of all during the definition of the technical features and product pricing and subsequently during the life of the policy by means of periodic checks on the sustainability and the technical foundations and the hypotheses which were initially adopted in order to understand the effective sustainability and profitability both at the product level and at the portfolio level, including all of the Group's liabilities. Among the instruments used during definition of a product is profit testing, which apart from measuring profitability is used to identify in advance any weaknesses (technical or economic) in the product itself, in order to correct them.

        The actuarial risks arise when we record an unfavorable trend in actual claims compared with the estimated trend when the rate was calculated and these risks are reflected in the level of reserves. The Group protects itself against these risks by means of statistical analysis of the evolution (subdivided by risk type) of the liabilities of its own policy portfolio. Therefore the evolution for example of the demographic components is protected on the one hand by monitoring the customers' propensity to receive at maturity annuity instead of capital of our own portfolio, and on the other hand by analyzing the actual claims of some contractual categories and from the analysis of the forms supplied by ISVAP into regulation 1054 of December 04, 1998 and, not least, with the active participation in working groups proposed by ANIA (Associazione Nazionale Imprese di Assicurazione). In terms of reserves, these risks are accounted for via the placing in the financial statements of supplementary allocations deriving from the abovementioned analyses, i.e. from the use of technical demographic tables that are updated and recognized by the regulator. Among the risks that require particular attention there are also the risks connected with costs hedging. To this end the Group has developed a detailed analysis model that allows it to analyze costs by product macrocategory and by life cycle of the product itself. This tool, which is shared by several departments of the Group, is used to monitor costs, the correct rate and the sustainability of the reserves.

        The mathematical reserves are calculated on a policy basis and the methodology used to determine the reserves takes into account all the future commitments of the Group. In addition, a series of checks is carried out, both detailed (with preventive checks for example on the correct system saving of the variables necessary for the calculation like yields, quotations, demographic tables, parameters for the supplementary reserves, recalculation of the value of single contracts) and overall, by comparing the results with the estimates that are produced on a monthly basis.

Casualty Insurance

        Regarding the assumation of risk, the policies at the time of purchase are checked in order to verify the correspondence of the portfolio with the technical and rate settings agreed with the sales network.

        The check, apart from being formal is therefore also substantial and allows, in particular, verification of the exposure in terms of capital and liability containment.

        After the statistical checks are carried out, to check for potentially anomalous situations (like for example a concentration by area or by type of risk), and to keep under control the accumulation at the individual customer level (with particular reference to policies that provide cover in the accident and illness branches).

Risk concentration factors

        Among the risk concentration factors used for calculating the rates and with particular reference to the civil liability motorvehicle insurance and illness insurance, the table below shows the premium assignments for the Group for each Italian region.

Regions	Premia
(millions of €)
Piemont	34,242
Val D'Aosta	195
Liguria	673
Lombardy	4,060
Trentino Alto Adige	13
Veneto	482
Friuli Venezia Giulia	99
Emilia Romagna	413
Marche	81
Tuscany	177
Umbria	47
Lazio	8,537
Campania	1,200
Abruzzo	155
Molise	62
Puglia	384
Basilicata	62
Calabria	216
Sicily	320
Sardinia	115
Total	61,179

Risk protection factors

        The reinsurance structure for the year 2005 for the companies Egida and Fideuram Assicurazioni is given below.

Reinsurance structure for Egida S.p.A.

BRANCHES/PRODUCTS	TYPE(1)	QUOTA ASSIGNED/PRIORITY
Injury	Quota assigned	30%
Illness	Quota assigned	20%
Motor vehicles	Quota assigned	50%
Fire and natural elements	Quota assigned	50%
Natural + GCL	Damage excess	1° layer: 750,000 per risk €1,000,000 per event; 2° layer: €3,000,000 per event
	Quota assigned	50%
Cl motor vehicles	Damage excess	1° layer: €750,000 per event; 2° layer: €1,500,000 per event
Other branches	Quota assigned	60%
Sanpaolo INI group CPI CP product	Quota assigned	40%
CPI posts product	Quota assigned	60%

Reinsurance structure for Fideuram Assicurazioni S.p.A.

BRANCHES/PRODUCTS	TYPE(1)	QUOTA ASSIGNED/PRIORITY
Injury	Quota Assigned	25% Average Assigned previous years; 20% 2005.
	Facultative	Up to 60% of 100%. Non-standard risks. Protecting the Remnant 1° layer: €200,000 XS 60,000 deductible aggregate 120,000;
	Damage Excess	2° layer: €260,000 XS 260,000; 3° layer: €520,000 XS 520,000 (at least 2 witnesses); 4° layer: €4,160,000 XS 1,040,000 (at least 2 witnesses).
Illness	Quota Assigned	26% Average Assigned previous years. Up To 60% Of 100%.
	Facultative (IPM Garantee)	Non-standard risks. Protecting the Remnant 1° layer: €200,000 XS 60,000 deductible aggregate 120,000;
	Damage Excess (IPM Guarantee)	2° layer: €260,000 XS 260,000; 3° layer: €520,000 XS 520,000 (at least 2 witnesses); 4° layer: €4,160,000 XS 1,040,000 (at least 2 witnesses). Up to 80%.
Fire And Natural Elements + GCL	Facultative	Non-standard risks.
	Damage Excess	Protecting the Entire Portfolio Single layer: €1,948,000 XS 52,000 (per risk and per event).
Other Property Damage	Facultative	80% Protecting the Entire Portfolio
	Damage Excess	Single layer: €1,948,000 XS 10,000 (per risk and per event).

(1)
"Quota assigned" means a proportional transfer of a specific percentage of the economic risk of all the insurance policies included in a specific line of business to the reinsurer pursuant to contractual arrangements. "Damage excess" means a non proportional risk's transfer to the reinsurer i.e. the reinsurer is obliged to pay only for claims that are in excess to an agreed level (layer). The recourse to reinsurance is used on mature portfolio or in products such as motor vehicle insurance policies where for each policy the risk could be relevant. "Facultative" means that the insurer chooses whether or not to use the reinsurance contract and the reinsurer is required to accept the insurer's decision on a previously agreed basis.

Financial Risks

  Qualitative Information

        The insurance risks, concentrated in the A.I.P. group, are generated by life policies of the traditional, revaluable type and of the index-linked and unit-linked types. The former offers the insured, apart from participation in the profit from the fund management, a minimum guaranteed level and therefore generate proprietary financial and credit risks for the insurance company, risks that are linked to the characteristics of the investment portfolio vis-à-vis the commitments made to the insured. Index-linked and unit-linked policies which usually do not present direct risks are are in any case monitored with regard to reputation risks and, for what concerns certain unit-linked products, with regard to longevity risk.

        In line with the growing attention to value, risk and capital which have in the last two years affected the insurance sector, in 2005 A.I.P. began a series of initiatives aimed both at reinforcing the risk governance and at managing and controlling the risk based capital. In particular, A.I.P. has established an investment policy that defines the goals and the limits that are needed to distinguish the investments of the separately managed accounts in terms of asset allocation, long-term investments, credit risk, concentration risk and market risk. For investiments vis-à-vis free assets (the assets which are not required for coverage of insurance's technical reserve) there are special limits in terms of VaR with a time span of a year and a confidence level of 99%.

        With regard to management and control of value and risk, in the second half of 2005 A.I.P. launched the so called "Financial Analysis Program" ("FAP"), which allows the development of a dynamic model that can make forecasts of stochastically-generated economic scenarios, simulating the evolution of the value of assets and liabilities based on the technical characteristics of the products, the significant financial variables and a management rule that directs investments and divestments. The risk factors considered by the model to measure the capital requirements are of an actuarial and financial nature. Among the former, the FAP models risks deriving from the dynamics of an extreme surrendering of policies, from sharp changes in mortality and longevity, and from pressure on costs; among the latter, the FAP takes into consideration scenarios of stress over year-long time spans on interest rates, on credit spread and on stock market trends.

Quantitative Information

        At the end of 2005, the investment portfolio of A.I.P. for traditional revaluable policies and free assets amounted, at market value, to over €20 billion and comprises debt securities for 94.3% and equity securities for 5.7%.

        The following chart shows, at year end 2005, the rating of the debt securities held in our investment portfolio for traditional revaluable policies and free assets.

A.I.P.: exposure of debt securities by rating

        The 10-day VaR of the investments made by A.I.P. vis-à-vis free assets amounts, at year end 2005, to €13 million.

Financial derivative instruments

        The notional values of the financial derivatives of A.I.P. at the end of 2005 are shown below:

Financial derivatives: end-of-period notional values

	Debt securities and interest rates		Equities and equity price index		Exchange rate and gold				Total as at 31/12/2005
							Other Values
Type of Portfolio/Underlying instrument
	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted
Trading	—	4,286	—	—	—	—	—	250	—	4,536
Hedging	—	106	—	—	—	—	—	—	—	106
Total	—	4,392	—	—	—	—	—	250	—	4,642

        The related positive and negative fair values amount, respectively, to €262 million and €189 million as at December 31, 2005.

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

PART II

ITEM 13.    DEFAULT, DIVIDEND ARREARAGES AND DELINQUENCIES

        None.

ITEM 14.    MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        None.

ITEM 15.    CONTROLS AND PROCEDURES

        As of December 31, 2005, Sanpaolo IMI, under the supervision of and with the participation of Sanpaolo IMI's management, including the Managing Director and the Head of Finance and Administration Department, performed an evaluation of the effectiveness of Sanpaolo IMI's disclosure controls and procedures. Based on this evaluation, Sanpaolo IMI's Managing Director and Head of Finance and Administration Department concluded that Sanpaolo IMI's disclosure controls and procedures are effective for gathering, analyzing and disclosing the information Sanpaolo IMI is required to disclose in the reports it files under the Exchange Act, within the time periods specified in the SEC's rules and forms. Sanpaolo IMI's management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management's control objectives.

        There has been no change in Sanpaolo IMI's internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, Sanpaolo IMI's internal control over financial reporting.

ITEM 16.    RESERVED

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

        As specified in Item 6. "Directors, Senior Management and Employees—C. Board Practices—Comparative Analysis between NYSE Corporate Governance Standards and Sanpaolo IMI Corporate Governance Practice—Audit Committee" on page 160 above, the Board of Statutory Auditors performs the functions of the Audit Committee for purposes of Section 10A the Exchange Act, as permitted by Rule 10A-3 under the Exchange Act. According to applicable regulations (with particular reference to Article 148 of the Consolidated Securities Law and Ministerial Decree No. 162 of March 30, 2000), at least two members of the Board of Statutory Auditors must comply with specific accounting experience requirements, and all the members of the Board are required to have experience in the financial sector. Taking into account that the members of the Sanpaolo IMI Board of Statutory Auditors comply with both of the above-mentioned conditions, the Board of Statutory Auditors has acknowledged on May 13, 2005 that each of its members is an Audit Committee financial expert, as defined in the instruction to paragraph (a) of item 16A of Form 20-F. For the names of the members of the Board of Statutory Auditors, see: Item 6. "Directors, Senior Management and Employees—A. Directors and Senior Management—Board of Statutory Auditors" on page 152 above.

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

        The following table summarizes the assignments invoiced to Gruppo Sanpaolo IMI by PricewaterhouseCoopers S.p.A. or by companies within its network.

	Year of Invoice
Assignment
	2004	2005
	(in thousands of €)		Amount approved by Sanpaolo IMI's Board of Statutory Auditors (%)(*)
Audit Fees	6,731	8,890	84.8%
Audit-Related Fees	3,463	3,112	89.0%
Tax Fees	144	32	14.2%
All Other Fees	309	142	68.4%

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

        Audit fees mainly consist of fees billed for professional services rendered to the Sanpaolo IMI Group by PricewaterhouseCoopers S.p.A. and its network for the audit of Sanpaolo IMI's and its subsidiaries, individual and consolidated financial statement for fiscal years 2004 and 2005.

        Audit-related fees mainly consist of the consideration paid to PricewaterhouseCoopers S.p.A. and its network for issuing comfort letters in connection with securities offerings in the international markets, assurance statements requested by local regulations and by supervisory bodies, as well as financial due diligence and audits as part of corporate merger and acquisition transactions. Audit-related fees included, in 2005, €1,043,700 paid to PricewaterhouseCoopers S.p.A. for extraordinary professional services rendered in relation to the transition to IAS/IFRS.

        Tax fees include the consideration paid to PricewaterhouseCoopers S.p.A. and its network for the provision of professional services in relation to tax matters rendered primarily to the Group's foreign companies.

        All other fees consist of the aggregate fees billed for services, other than the services reported above under "audit fees", "audit-related fees" and "tax fees", provided by PricewaterhouseCoopers S.p.A. and its network in 2004 and 2005.

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE

        Not applicable.

ITEM 16E.    PURCHASES OF EQUITY SECURITIES

        The general shareholders' meeting of Sanpaolo IMI held on April 28, 2006 renewed the authorization for Sanpaolo IMI to purchase its Shares, for 18 months and up to a maximum of 180 million Shares at a price of no less than 30% and no more than 10% of the end of trading price of the Shares on the Milan Stock Exchange on the day preceding each individual transaction. The shareholders' meeting of Sanpaolo IMI also acknowledged and confirmed the amount of the reserve to purchase Shares at €1,000 million. Own Shares can also be used, in the context of incentive plans to employees of the Parent Bank or of the Group.

        The following table sets forth the number and price of the Shares purchased by the Group in 2005. None of the purchases of Shares carried out by the Group in 2005 were made as part of publicly announced plans or programs.

Year 2005	Total Number of Shares (or Units) Purchased(1)	Average Price Paid per Share
		€
January 2005	161,000	10.503
February 2005	359,176	11.903
March 2005	191,801	11.220
April 2005	18,006	11.830
May 2005	779,779	11.650
June 2005	1,418,917	11.485
July 2005	35,693	11.061
August 2005	36,360	11.876
September 2005	819,841	12.326
October 2005	166,505	12.140
November 2005	234,397	12.544
December 2005	721,781	12.722

Total	4,943,256	11.704

(1)
The amounts do not include the Shares acquired by Banca Fideuram and Invesp in the context of the Insurance Reorganization.

PART III

ITEM 17.    FINANCIAL STATEMENTS

        The following financial statements, together with the report of PricewaterhouseCoopers thereon, are filed as part of this annual report:

ITEM 18.    FINANCIAL STATEMENTS

        Not applicable.

ITEM 19.    EXHIBITS

Exhibit No.	Description
1.1	Articles and By-laws of Sanpaolo IMI S.p.A.
11.1	Report on Corporate Governance and adherence to the code of conduct for listed companies(1)
11.2	Ethical Code of Sanpaolo IMI S.p.A.(1)

(1)
Incorporated by reference to the Exhibits filed with Sanpaolo IMI's Annual Report on Form 20-F for the year ended December 31, 2004 filed with the SEC on June 28, 2005 (file 1-1487C).

SIGNATURE

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Sanpaolo IMI S.p.A.
By:	/s/ BRUNO PICCA Name: Bruno Picca Title: Head of Finance and Administration Department

Date: June 28, 2006

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

Date: June 28, 2006

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

Date: June 28, 2006

/s/ BRUNO PICCA Bruno Picca Head of Finance and Administration Department Sanpaolo IMI S.p.A.

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act

June 28, 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

        The certification set forth below is being submitted in connection with the Sanpaolo IMI. Annual Report on Form 20-F for the year ended December 31, 2005, (the "Report") for the purpose of complying with Rule 13a-14(b) or Rule 15(d)-14(b) of the Securities Exchange Act of 1934 (the "Exchange Act") and Section 1350 of Chapter 63 of Title 18 of the United States Code.

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

/s/ ALFONSO IOZZO Alfonso Iozzo Managing Director Sanpaolo IMI S.p.A.
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

—Section 13—Intangible assets—Caption 130	F-63
—Section 14—Fiscal assets and liabilities—Caption 140 under assets and Caption 80 under liabilities	F-66
—Section 15—Discontinued operations and disposal groups of operations held for sale, and associated liabilities—Caption 150 under assets and Caption 90 under liabilities	F-70
—Section 16—Other assets—Caption 160	F-71
Liabilities	F-72
—Section 1—Due to banks—Caption 10	F-72
—Section 2—Due to customers—Caption 20	F-72
—Section 3—Securities issued—Caption 30	F-73
—Section 4—Financial liabilities held for trading—Caption 40	F-74
—Section 5—Financial liabilities designated as fair value—Caption 50	F-75
—Section 6—Hedging derivatives—Caption 60	F-76
—Section 7—Changes in fair value of liabilities in hedged portfolios—Caption 70	F-77
—Section 8—Tax liabilities—Caption 80	F-77
—Section 9—Liabilities included in disposal groups classified as held for sale—Caption 90	F-77
—Section 10—Other liabilities—Caption 100	F-77
—Section 11—Provisions for employee termination indemnities—Caption 110	F-78
—Section 12—Provisions for risks and charges—Caption 120	F-78
—Section 13—Technical reserves—Caption 130	F-86
—Section 14—Redeemable shares—Caption 150	F-87
—Section 15—Group's shareholders' equity—Captions 140, 160, 170, 180, 190, 200 and 220	F-87
—Section 16—Shareholders' equity attributable to minority interests—Caption 210	F-91
Other information	F-93
Appendix to Part B—Estimation of fair value related to financial instruments	F-96
Part C—Information on the consolidated statement of income	F-98
—Section 1—Interest—Captions 10 and 20	F-98
—Section 2—Commissions—Captions 40 and 50	F-99
—Section 3—Dividends and similar revenues—Caption 70	F-102
—Section 4—Profits (losses) on financial trading activities—Caption 80	F-102
—Section 5—Fair value adjustments from hedge accounting—Caption 90	F-103
—Section 6—Profits (losses) from sale/repurchase transactions—Caption 100	F-103
—Section 7—Net income from financial assets and liabilities designated as fair value—Caption 110	F-104
—Section 8—Impairment losses/write-backs—Caption 130	F-104
—Section 9—Net insurance premiums—Caption 150	F-105
—Section 10—Other income/charges arising on insurance activities—Caption 160	F-106
—Section 11—Administrative costs—Caption 180	F-107
—Section 12—Net provisions for risks and charges—Caption 190	F-110
—Section 13—Net adjustments to tangible assets—Caption 200	F-110
—Section 14—Net adjustments to intangible assets—Caption 210	F-110
—Section 15—Other operating income (expenses)—Caption 220	F-111
—Section 16—Profits (losses) on investments in associates and companies subject to joint control—Caption 240	F-112
—Section 17—Net fair value adjustment to tangible and intangible assets—Caption 250	F-112
—Section 18—Impairment of goodwill—Caption 260	F-113
—Section 19—Profits (losses) on disposal of investments—Caption 270	F-113
—Section 20—Income taxes for the period—Caption 290	F-113
—Section 21—Profits (losses) from discontinued operations—Caption 310	F-114
—Section 22—Profit (loss) for the period attributable to minority interests—Caption 330	F-114

—Section 23—Other information	F-114
—Section 24—Profit per share	F-114
Part D—Segment Reporting	F-116
Part E—Information on risks and risk hedging policies	F-119
—Section 1—Banking Group's risks	F-119
—Section 2—Insurance companies' risks	F-155
Part F—Information on consolidated shareholders' equity	F-160
—Section 1—Consolidated shareholders' equity	F-160
—Section 2—Shareholders' equity and regulatory ratios	F-160
Part G—Business combinations	F-167
Part H—Transactions with related parties	F-168
—Section 1—Information on remuneration of directors and executives	F-168
—Section 2—Information on transactions with related parties	F-169
Part I—Payment agreements based on own financial instruments	F-174
Part L—Information on comparison with financial year 2004	F-177
Information on the balance sheet	F-177
Assets	F-177
—Section 1—Loans	F-177
—Section 2—Securities	F-181
—Section 3—Equity investments	F-182
—Section 5—Other assets	F-186
Liabilities	F-187
—Section 6—Payables	F-187
—Section 8—Capital, equity reserves, reserve for general banking risks and subordinated liabilities	F-188
—Section 9—Other liabilities	F-192
Other information	F-193
—Section 10—Guarantees and commitments	F-193
Contribution of the insurance business to the consolidated balance sheet	F-198
—Section 13—Insurance business—balance sheet data	F-198
Information on the statement of income	F-203
—Section 1—Interest	F-203
—Section 2—Commissions	F-203
—Section 3—Profits and losses from financial transactions	F-205
—Section 5—Adjustments, write-backs and provisions	F-206
—Section 6—Other statement of income captions	F-207
Contribution of the insurance business to the consolidated statement of income	F-208
—Section 8—Insurance business—statement of income data	F-208
Part M — Summary of significant differences between EU GAAP, IFRS as published by IASB and U.S. GAAP	F-214
Attachements—Attachements to the Consolidated Explanatory Notes	F-230

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Sanpaolo IMI SpA

        We have audited the accompanying consolidated balance sheets of Sanpaolo IMI SpA and its subsidiaries (Sanpaolo IMI) as of December 31, 2005 and 2004, and the related consolidated statements of income, of cash flows and of changes in shareholders' equity for each of the two years in the period ended December 31, 2005. These financial statements are the responsibility of Sanpaolo IMI's management. Our responsibility is to express an opinion on these financial statements based on our audits. The aforementioned financial statements have been prepared for the first time in accordance with the International Financial Reporting Standards as adopted by the European Union.

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

        We did not audit the financial statements of certain consolidated subsidiaries, which statements reflect "total assets" of 3 per cent and 2 per cent of the related consolidated totals as of December 31, 2005 and 2004, total "net interest income" of 1 per cent of the related consolidated totals for each of the two years in the period ended December 31, 2005 and total "net interest and other banking income" of 6 per cent and 12 per cent of the related totals for each of the two years in the period ended December 31, 2005. Those statements were audited by other auditors whose reports thereon have been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for these companies, is based solely on the reports of the other auditors.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sanpaolo IMI SpA and its subsidiaries at December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2005, in conformity with the International Financial Reporting Standards as adopted by the European Union.

        As explained in the note "Information on transition to the international accounting standards" included in the attachments to the consolidated explanatory notes, Sanpaolo IMI changed its method of accounting for financial instruments and certain insurance contracts as a result of adopting IAS 32, IAS 39 and IFRS 4 on January 1, 2005.

        International Financial Reporting Standards as adopted by the European Union vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Part M to the consolidated financial statements.

Turin, June 28, 2006

PricewaterhouseCoopers SpA

/s/ SERGIO DUCA Sergio Duca (Partner)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Banca Fideuram S.p.A.

        We have audited the accompanying consolidated balance sheets of Banca Fideuram S.p.A. and subsidiaries (the "Company") as of December 31, 2005 and 2004, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the two years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Banca Fideuram S.p.A. and subsidiaries as at December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2005, in conformity with International Financial Reporting Standards as adopted by the European Union.

        International Financial Reporting Standards as adopted by the European Union vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences as of and for the year ended December 31, 2005 is presented in Notes G and H to the consolidated financial statements.

/s/ Reconta Ernst & Young S.p.A.
Rome, Italy April 5, 2006 except for notes G and H as to which the date is June 16, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
GEST Line S.p.A.

1.
We have audited the balance sheet of GEST Line S.p.A. (the "Company"), a wholly owned subsidiary of Sanpaolo IMI S.p.A., as at December 31, 2005 and December 31, 2004, and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended. Such financial statements were previously provided to you and are not enclosed herewith. These financial statements are the responsibility of the Company's Directors. Our responsibility is to express an opinion on these financial statements based on our audit.

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

3.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GEST Line S.p.A. as of December 31, 2005 and December 31, 2004 and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2005 in conformity with the Italian law governing financial statements and generally accepted accounting principles in Italy.

4.
Accounting principles generally accepted in Italy vary in certain significant respects from International Financial Reporting Standards, which, in turn, vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Notes "Significant differences between Italian GAAP and IFRS" and "Significant differences between IFRS and US Generally accepted accounting principles" attached to the financial statements of GEST Line S.p.A. (such financial statements were previously provided to the Board of Directors and are not enclosed herewith).

5.
For a better understanding of the financial statements, we draw your attention to the following aspects, which are more fully described in the Directors' Report on Operations and the Explanatory Notes:

•
with regard to the provisions of Law no. 248/2005, which have reformed the national tax collection service, the Company's Directors have chosen to take advantage of the amnesty introduced by Law no. 311/2004. The relevant charge, amounting to approximately 24.2 million euros, has been fully expensed in the income statement for the year ended 31 December 2005. Following this decision, provisions previously made to cover the cost of disputes with the tax authorities were released. Moreover, under the guarantees formerly received from Sanpaolo IMI, amounts received from the Parent Company to cover such charge, total 18.4 million euros, have been recognised;

•
the Company is involved in litigation with the Venice Court of Auditors regarding tax damages deriving from the indictment of a number of Tax Collectors and in relation to which the Company has received 8 convictions, amounting to a sum of 10.5 million euros, immediately appealed before the Central Divisions of the Court of Auditors. In accordance with the opinions of external legal advisors regarding the presumable outcome of the litigation, the Directors believe the specific provisions of 6.6 million euros made to be fair and prudential. Further provisions of 1.5 million euros have been made following a series of measures denying the right to rebate/discharge issued by local revenue agencies;

•
pursuant to the law, the Company has declared that it is subject to the management and coordination of Sanpaolo IMI S.p.A. and has, therefore, included highlights from this company's financial statements in its Explanatory Notes. Our opinion on the financial statements of GEST Line S.p.A. does not extend to such data.

DELOITTE & TOUCHE S.p.A.

/s/ Deloitte & Touche S.p.A.

Naples, Italy
March 16, 2006 (May 30, 2006 as to paragraph 4)

CONSOLIDATED BALANCE SHEET

Part/section of the Explanatory Notes			ASSETS	12/31/2005	12/31/2004(*)
				(€/mil)	(€/mil)
				(millions of €)
B/Ass/1	10.		Cash and balance at central banks	1,107	1,347
B/Ass/2	20.		Financial assets held for trading	25,037
B/Ass/3	30.		Financial assets designated at fair value	22,528
B/Ass/4	40.		Available for sale financial assets	29,837
B/Ass/5	50.		Held-to-maturity investments	2,535
L/Ass/2	20.	It	Treasury bills and similar bills eligible for refinancing with central banks		2,612
L/Ass/2	50.	It	Bonds and other debt securities		23,702
L/Ass/2	60.	It	Shares, quotas and other equities		3,026
	140.	It	Own shares or quotas		54
B/Ass/6	60.		Loans to banks	28,836
L/Ass/1	30.	It	Loans to banks		23,942
B/Ass/7	70.		Loans to customers	139,507
L/Ass/1	40.	It	Loans to customers		123,201
B/Ass/8	80.		Hedging derivatives	435
B/Ass/9	90.		Changes in fair value of assets in hedged portfolios (+/-)	—
L/Ass/13(**)			Assets related to insurance activities		39,429
B/Ass/10	100.		Investments in associates and companies subject to joint control	819
L/Ass/3	70.	It	Equity investments		3,652
L/Ass/3	80.	It	Investments in Group companies		1,082
B/Ass/11	110.		Insurance reserves attributables to reassures	29
L/Ass/13(**)			Insurance reserves attributables to reassures		25
B/Ass/12	120.		Tangible assets	2,177	2,328
B/Ass/13	130.		Intangible assets	1,008	1,055
			of which:
			—goodwill	756	766
B/Ass/14	140.		Tax assets	2,728	3,304
			a) current	988	1,798
			b) deferred	1,740	1,506
B/Ass/15	150.		Non-current assets and disposal groups classified as held for sale	220
B/Ass/16	160.		Other assets	6,455
L/Ass/5	150.	It	Other assets		20,174
L/Ass/5	160.	It	Accrued income and prepaid expenses		3,827
			Total assets	263,258	252,760

(*)
The consolidated balance sheet for the year ended December 31, 2004 was prepared in accordance with EU GAAP; however, as permitted by IFRS 1, these results excluded the application of IAS 32, IAS 39 and IFRS 4, for which the transition date was January 1, 2005 and Italian GAAP continued to apply to the recognition and presentation of results, asset and liabilities to which IAS 32, IAS 39 and IFRS 4 would otherwise have applied.

(**)
Entries include contribution of insurance business only.

Part/section of the Explanatory Notes			LIABILITIES AND SHAREHOLDERS' EQUITY	12/31/2005	12/31/2004(*)
				(€/mil)	(€/mil)
				(millions of €)
B/Liab/1	10.		Due to banks	35,682
L/Liab/6	10.	It	Due to banks		28,277
B/Liab/2	20.		Due to customers	92,306
L/Liab/6	20.	It	Due to customers		88,510
B/Liab/3	30.		Securities issued	46,985
B/Liab/4	40.		Financial liabilities held for trading	11,342
B/Liab/5	50.		Financial liabilities designated at fair value through profit and loss	25,939
L/Liab/6	30.	It	Securities issued		47,986
B/Liab/6	60.		Hedging derivatives	730
B/Liab/7	70.		Changes in fair value of liabilities in hedged portfolios (+/-)	(35)
L/Liab/6	40.	It	Public funds administered		150
L/Liab/8	110.	It	Subordinated liabilities		6,955
L/Liab/13(**)			Liabilities related to insurance activities		638
B/Ass/14-	80.		Tax liabilities	860	783
B/Liab/8			a) current	216	304
			b) deferred	644	479
B/Liab/9	90.		Liabilities included in disposal groups classified as held for sale	164
B/Liab/10	100.		Other liabilities	10,573
L/Liab/9	50.	It	Other liabilities		22,755
L/Liab/9	60.	It	Accrued expenses and deferred income		2,651
B/Liab/11	110.		Provisions for employee termination indemnities	1,001	882
B/Liab/12	120.		Provisions for risks and charges:	1,882	1,734
			a) post-retirement benefit obligations	425	209
			b) other	1,457	1,525
B/Liab/13	130.		Technical reserves	22,113
L/Liab/13(**)			Technical reserves		38,849
B/Liab/14	140.		Valuation reserves	1,286	343
			a) available-for-sale financial assets (+/-)	1,157
			b) tangible assets (+)	—
			c) cashflow hedge (+/-)	(18)
			d) special revaluation laws	346	343
			e) other	(199)
B/Liab/14	150.		Redeemable shares	—
B/Liab/15	160.		Equity securities	—
B/Liab/15	170.		Reserves	4,298	4,575
B/Liab/15	180.		Share premium reserve	769	725
B/Liab/15	190.		Capital	5,239	5,218
B/Liab/15	200.		Own shares (-)	(92)
B/Liab/16	210.		Minority interests (+/-)	233	282
B/Liab/15	220.		Profit (loss) for the year	1,983	1,447
			Total liabilities and shareholders' equity	263,258	252,760

(*)
The consolidated balance sheet for the year ended December 31, 2004 was prepared in accordance with EU GAAP; however, as permitted by IFRS 1, these results excluded the application of IAS 32, IAS 39 and IFRS 4, for which the transition date was January 1, 2005 and Italian GAAP continued to apply to the recognition and presentation of results, asset and liabilities to which IAS 32, IAS 39 and IFRS 4 would otherwise have applied.

(**)
Entries include contribution of insurance business only.

CONSOLIDATED STATEMENT OF INCOME

Part/section of the Explanatory Notes			2005	2004(*)
			(€/mil)	(€/mil)
			(millions of €)
C/CE/1	10.	Interest income and similar revenues	8,235
L/CE/1	10. It.	Interest income and similar revenues		7,196
C/CE/1	20.	Interest expenses and similar charges	(3,786)
L/CE/1	20. It	Interest expenses and similar charges		(3,534)
	30.	Net interest income	4,449	3,662
C/CE/2	40.	Commission income	4,166
L/CE/2	40. It	Commission income		3,980
C/CE/2	50.	Commission expense	(758)
L/CE/2	50. It	Commission expense		(764)
	60.	Net commissions	3,408	3,216
C/CE/3	70.	Dividends and similar revenues	475
L/CE/6	30. It	Dividends and other revenues		152
C/CE/4	80.	Profits (losses) on financial trading activities	104
C/CE/5	90.	Fair value adjustments from hedge accounting	(4)
C/CE/6	100.	Profits (losses) from sale or repurchase of:	394
		a) loans	57
		b) available-for-sale financial assets	347
		c) held to maturity investments	—
		d) financial liabilities	(10)
C/CE/7	110.	Profits (losses) on financial assets and liabilities designated at fair value	219
L/CE/3	60. It	Profits (losses) on financial transactions		227
L/CE/8(**)		Technical income from the casualty insurance business gross of administrative costs		10
L/CE/8(**)		Technical income from the life insurance business gross of administrative costs		(1,478)
	120.	Net interest and other banking income	9,045	5,789
C/CE/8	130.	Impairment losses/write-backs to:	(442)
		a) loans	(437)
		b) available-for-sale financial assets	(1)
		c) held to maturity investments	—
		d) other financial transactions	(4)
L/CE/6	140. It	Provisions to the reserve for probable loan losses		(17)
L/CE/6	120. It	Adjustments to loans and provisions for guarantees and commitments		(914)
L/CE/6	130. It	Write-backs of adjustments to loans and provisions for guarantees and commitments		410
L/CE/6	150. It	Adjustments to financial fixed assets		(106)
L/CE/6	160. It	Write-backs of adjustments to financial fixed assets		124
	140.	Net result of financial activities	8,603	5,286
C/CE/9	150.	Net insurance premiums	3,599
C/CE/10	160.	Balance of other income (charges) arising on insurance activities	(4,496)
	170.	Net result of financial and insurance activities	7,706	5,286
C/CE/11(***)	180	Administrative costs:	(4,353)	(4,346)
		a) personnel	(2,839)	(2,821)
		b) other	(1,514)	(1,525)
C/CE/12	190.	Net provisions for risks and charges	(53)	(216)
C/CE/13(***)	200.	Net adjustments to tangible assets	(239)	(242)
C/CE/14	210	Net adjustments to intangible assets	(198)	(230)
C/CE/15	220	Other operating income (expenses)	74	29
L/CE/8(**)		Other net income from insurance activities		1,838
	230	Operating costs	(4,769)	(3,167)
C/CE/16	240	Profits (losses) on investments in associates and companies subject to joint control	70
C/CE/17	250	Net result of fair value adjustments to tangible and intangible assets
	170. It	Profits (losses) from investments carried at equity		26
C/CE/18	260	Impairment of goodwill	(1)
C/CE/19	270	Profits (losses) on disposal of investments	17
	280	Operating profits (losses) before tax from continuing operations	3,023	2,145
L/CE/5	190. It	Other income		286
L/CE/5	200. It	Other expense		(138)
	230. It	Change in reserve for general banking risks		(2)
C/CE/20	290	Income taxes for the period	(948)
L/CE/5	240. It	Income taxes		(754)
	300	Net profit (loss) after tax from continuing operations	2,075	1,537
C/CE/21	310	Profits (losses) from discontinued operations	(35)	(35)
	320	Profit (loss) for the period	2,040	1,502
C/CE/22(***)	330	Profit (loss) for the period attributable to minority interests	(57)	(55)
	340	Profit attributable to equity holders of the Parent	1,983	1,447
C/CE/24		Net profit (loss) per share	1.06	0.79
C/CE/24		Diluted profit (loss) per share	1.06	0.79

(*)
The consolidated income statement for the year ended December 31, 2004 was prepared in accordance with EU GAAP; however, as permitted by IFRS 1, these results excluded the application of IAS 32, IAS 39 and IFRS 4, for which the transition date was January 1, 2005 and Italian GAAP continued to apply to the recognition and presentation of results, asset and liabilities to which IAS 32, IAS 39 and IFRS 4 would otherwise have applied.

(**)
Entries include contribution of insurance business only.

(***)
Entries include values relating to insurance business.

STATEMENT OF INCOME/EXPENSES IN THE CONSOLIDATED
FINANCIAL STATEMENTS FOR THE YEAR AT DECEMBER 31, 2005

Caption/Value	12/31/2005	12/31/2004
	(€/mil)	(€/mil)
A. Capital gains (losses) in the year
1. Capital gains (losses) from real-estate revaluation pursuant to special laws	3	(3)
2. Valuation reserves:	456	n.a.
available-for-sale financial assets	459	n.a.
—capital gains (losses) from valuation in net shareholders' equity	807	n.a.
—returns to current year statement of income	(348)	n.a.
cash-flow hedge	(3)	n.a.
3. Exchange differences in foreign investments	—	—
4. Actuarial profits (losses) on fixed pension plans	(296)	n,a
5. Taxes on net shareholders' equity and returns	90	1
Total A	253	(2)
B. Consolidated net profit in the statement of income	2,040	1,502
C. Total income/expenses in the year (A+B)	2,293	1,500
Attributable to:
Parent Bank	2,236	1,444
minority interests	57	56
D. Impact of transition to accounting standards at 1/1/2005 and 1/1/2004
1. Capital gains (losses) for real-estate evaluation pursuant to special laws	1	274
2. Valuation reserves:	692	n.a.
available-for-sale financial assets	707	n.a.
cash-flow hedge	(15)	n.a.
3. Profit reserves	(1,033)	166
Total D	(340)	440
Attributable to:
Equity holders of the Parent Bank	(273)	440
minority interests	(67)	—
E. Total income/expenses in the year (C+D)	1,953	1,940
Attributable to:
Parent Bank	1,963	1,884
minority interests	(10)	56

STATEMENT OF CHANGES IN CONSOLIDATED SHAREHOLDERS' EQUITY

DECEMBER 31, 2004 - DECEMBER 31, 2005

									Changes in the year
						Allocation of preceding year's income
											Transactions in shareholders' equity
	Balance at 12/31/2004			Balance at 1/1/2005					Changes in reserves										Profits (losses) at 12/31/2005		Shareholders' equity at 12/31/2005
						Reserves					Issue of new shares		Purchase of own shares
			Change in opening balance					Dividends and other allocations								Change in capital instruments	Derivatives on own shares
	Minority interests	Group		Minority interests	Group	Minority interests	Group		Minority interests	Group	Minority interests	Group	Minority interests	Group	Extraordinary distribution of dividends			Stock options	Minority interests	Group	Minority interests	Group
	(millions of €)
Shareholders' equity:
a) ordinary shares	115	4,131	(11)	104	4,131	—	—				—	21	—			291					104	4,443
b) other shares	—	1,087		—	1,087	—	—				—	—	—			(291)					—	796
Additional paid-in capital	—	725		—	725	—	—				—	44									—	769
Reserves:
a) income	108	4,575	(1,033)	57	3,666	14	573		10	57	—	—	—	—	—	—	—	—			81	4,296
b) other	—	—	—	—	5	—	—				—	—	—	—	—	—	—	(3)			—	2
Valuation reserves:
a) available for sale(1)	—	—	707	—	707				—	450											—	1,157
b) cash-flow hedge	—	—	(15)	—	(15)				—	(3)											—	(18)
c) special laws	4	343	1	5	343				—	3											5	346
d) actuarial profits (losses)	—	—	—	—	—				—	(199)											—	(199)
Capital instruments	—	—		—	—											—					—	—
Own shares	—	—		(17)	(61)					(47)	—	—	3	16							(14)	(92)
Profits (losses) in the year	55	1,447	—	55	1,447	(14)	(573)	(915)											57	1,983	57	1,983
Shareholders' equity	282	12,308		204	12,035			(915)	10	261	—	65	3	16	—	—	—	(3)	57	1,983	233	13,483

(1)
Valuation reserves for Assets available for sale do not include the insured parties' component attributable to valuation of products included in the separate management of insurance business (shadow accounting).

DECEMBER 31, 2003 - DECEMBER 31, 2004

									Changes in the year
						Allocation of preceding year's income
											Transactions in shareholders' equity
	Balance at 12/31/2003			Balance at 12/31/2004					Changes in reserves										Profits (losses) at 12/31/2004		Shareholders' equity at 12/31/2004
						Reserves					Issue of new shares		Purchase of own shares
			Change in opening balance					Dividends and other allocations								Change in capital instruments	Derivatives on own shares
	Minority interests	Group		Minority interests	Group	Minority interests	Group		Minority interests	Group	Minority interests	Group	Minority interests	Group	Extraordinary distribution of dividends			Stock options	Minority interests	Group	Minority interests	Group
	(millions of €)
Shareholders' equity:
a) ordinary shares	97	4,057	105	202	4,057	—	—				(87)	74	—	—							115	4,131
b) other shares	—	1,087		—	1,087	—	—				—	—	—	—							—	1,087
Additional paid-in capital	—	708		—	708	—	—				—	17									—	725
Reserves:
a) income	123	4,099	166	123	4,265	6	257		9	27	(30)	26	—	—	—	—	—	—			108	4,575
b) other	—	—	—	—	—	—	—				—	—	—	—	—	—	—	—			—	—
Valuation reserves:
a) available for sale	—	—	—	—	—				—	—											—	—
b) cash-flow hedge	—	—	—	—	—				—	—											—	—
c) special laws	3	72	274	3	346				1	(3)											4	343
d) actuarial profits (losses)	—	—	—	—	—				—	—											—	—
Capital instruments	—	—		—	—											—					—	—
Own shares	—	—		—	—						—	—	—	—							—	—
Profits (losses) in the year	48	972	—	48	972	(6)	(257)	(757)											55	1,447	55	1,447
Shareholders' equity	271	10,995		376	11,435			(757)	10	24	(117)	117	—	—	—	—	—	—	55	1,447	282	12,308

STATEMENT OF CONSOLIDATED CASH FLOWS

		Amount
Part/section of the Explanatory Notes	INDIRECT METHOD
		2005	2004
		(€/mil)
	A. OPERATIONS
	1. Management activities	2,488	3,283
	— profit for the year (+/-)	1,983	1,447
	— capital gains/losses on financial assets held for trading and on assets/liabilities designated as at fair value (-/+)	(1,265)	—
	— capital gains/losses on hedging activities (-/+)	4	—
	— net value adjustments/write-backs due to impairment (+/-)	(734)	469
	— net value adjustments/write-backs on tangible and intangible assets (+/-)	438	520
	— net provisions for risks and charges and other costs/revenues (+/-)	1,492	214
	— net premiums to be collected (-)	(20)	(16)
	— other unrealized insurance income/charges (-/+)	739	742
	— unpaid duties and taxes (+)	(184)	(128)
	— net adjustments/write-backs on groups of discontinued operations, net of taxes (-/+)	35	35
	— other adjustments (+/-)	—	—
	2. Liquid assets generated/absorbed by financial assets	(12,335)	(17,067)
	— financial assets held for trading	3,804	(11,371)
	— financial assets designated as at fair value	2,989	—
	— available for sale financial assets	(3,514)	(28)
	— due from banks: repayable on demand	1,132	3,320
	— due from banks: other loans	(4,186)	(4,830)
	— loans to customers	(13,689)	1,231
	— other asset captions	1,129	(5,389)
	3. Liquid assets generated/absorbed by financial liabilities	12,098	16,078
	— due to banks: repayable on demand	2,594	(1,616)
	— due to banks: other deposits	4,795	1,331
	— due to customers	3,571	8,611
	— Securities issued	(6,076)	(2,790)
	— Financial liabilities held for trading	72	—
	— Financial liabilities evaluated at fair value	5,148	—
	— Other liabilities	1,994	10,542
	Net liquid assets generated/absorbed by operations	2,251	2,294
	B. INVESTMENTS
	1. Liquid assets generated by	172	195
	— sale of investments	118	32
	— dividends received from investments	—	—
	— sale of financial assets held to maturity	—	—
	— sale of tangible assets	54	162
	— sale of intangible assets	—	1
	— sale of subsidiaries and business divisions	—	—
	2. Liquid assets absorbed by	(1,243)	(1,184)
	— purchase of investments	(72)	(391)
	— purchase of financial assets held to maturity	(717)	(262)
	— purchase of tangible assets	(208)	(329)
	— purchase of intangible assets	(155)	(168)
	— purchase of subsidiaries and business divisions	(91)	(34)
	Net liquid assets generated/absorbed by investments	(1,071)	(989)
	C. FUNDING ACTIVITIES
	— issue/purchase of own shares	(31)	—
	— issue/purchase of capital instruments	—	—
	— dividend distribution and other uses	(1,406)	(1,420)
	Net liquid assets generated/absorbed by funding activities	(1,437)	(1,420)
B/Ass/1	NET LIQUID ASSETS GENERATED/ABSORBED DURING THE YEAR	(257)	(115)
	Amount
RECONCILIATION Captions
	2005(*)	2004(**)
	(€/mil)
Cash and liquid balances at the beginning of the period	1,364	1,480
Total liquid assets generated/absorbed during the year	(257)	(115)
Cash and cash equivalents: effect of movements in exchange rates	—	—
Cash and cash equivalents at the close of the year	1,107	1,365

(*)
The caption "Cash and liquid balances at the beginning of the year" includes IAS 32 and 39 and IFRS 4.

(**)
Includes 18 million euro contained in the caption "Insurance business assets" (L/Ass/13).

PART A—ACCOUNTING POLICIES

PART A.1    GENERAL INFORMATION

Section 1—Compliance with IFRS

        Pursuant to Article 3, para. 1, of D.Lgs. no. 38/2005, the SANPAOLO IMI Group Financial Statements have been drawn up in accordance with International Accounting Standards and International Financial Reporting Standards, as endorsed by the European Commission at December 31, 2005 on the basis of the procedure set forth in EC Regulation no. 1606/2002.

        We remind you that the first SANPAOLO IMI Group financial report to be drawn up in accordance with international accounting standards was the Half Year Report as at June 30, 2005.

Section 2—Basis of Preparation

        The Group's accounting results, stated in millions of euro, have been obtained by applying the international accounting standards (IAS/IFRS) issued by the International Accounting Standards Board (IASB) and endorsed by the European Commission as at December 31, 2005 pursuant to European Regulation no. 1606 of July 19, 2002.

        In preparing the financial statements, further reference was made to that set forth by the Bank of Italy in its Circular no. 262 of December 22, 2005 governing bank financial statements, and the provisional implementation measures issued by the Bank of Italy in its Sanction dated December 22, 2005.

        In order to achieve a better interpretation and application of the new accounting principles, additional documents not endorsed by the European Commission were also examined:

  •
  Framework for the Preparation and Presentation of Financial Statements of the International Accounting Standards Board (IASB);

  •
  Implementation Guidance, Basis for Conclusions and any other documents drawn up by the IASB or the IFRIC to provide further guidance on the accounting principles issued.

        Lastly, still on the subject of interpretation, other documents taken into account included those dealing with the application of IAS/IFRS in Italy issued by the Italian Accounting Standards setter (OIC) and the Italian Bankers' Association (ABI).

        In the "official" financial statement schedules, the results of the year are shown, for comparative purposes, beside the 2004 data. In this case, the SANPAOLO IMI Group exercised the option provided by IFRS 1 to defer the first-time application of IAS 32 and 39, and IFRS 4 to January 1, 2005, and apply Italian GAAP standards for comparative information regarding the financial instruments and insurance contracts subject to the aforementioned IAS/IFRS.

        The differences resulting from the application of the above different accounting principles have made it necessary to report them separately in the column relative to 2004. For this purpose, and exclusively for the items in question, the comparative schedules make use of the denominations set forth in Circular no. 166 issued by the Bank of Italy on July 30, 1992, with specific captions introduced for insurance subsidiaries in order to integrate the information provided. The captions regarding insurance subsidiaries are not found, however, in the SAN PAOLO IMI Group financial statements published in the 2004 Annual Report.

        It should be added that adjustments were made to comparative data within the scope of Group consolidation in accordance with IAS/IFRS governing consolidated financial statements. For further details on changes to the scope of consolidation, see "Section 3—Scope and Methods of Consolidation".

        Details are provided on figures reported on the basis of Italian GAAP standards in Part L of the Explanatory Notes, in accordance with the schedules set forth in the aforementioned Circular no. 166. With regard to the accounting policies adopted for each specific statement caption, see the 2004 Annual Report.

        Finally, Part L of the Explanatory Notes also provides further detail on insurance business. This information is provided in accordance with the information requirements set forth in D.Lgs. no. 173/1997 and the regulatory measures issued by the competent authority (ISVAP).

Section 3—Scope and Methods of Consolidation

        The scope of consolidation on a line-by-line basis includes banking, financial and instrumental subsidiaries that are part of the SANPAOLO IMI Banking Group as recorded in the appropriate register in compliance with article 64 of D.Lgs. no. 385 dated September 1, 1993, the remaining subsidiaries that carry out activities different from those referred to above, and the entities or companies in respect of which the Group is exposed to the majority of the risks and obtains the majority of benefits. The scope of the line-by-line consolidation excludes some minor entities whose balance sheets and results of operations are not significant to the consolidated financial statements.

        "Joint control" equity investments and companies over which the Group has "significant influence" are accounted for using the equity method. In fact the Group decided to consolidate joint control equity investments on the equity method, although previously they were consolidated on the proportional method. The impact of the decision on the financial statements as at December 31, 2004 was, however, negligible, as the only company subject to joint control is the holding Allfunds Bank S.A. A company is considered subject to joint control where agreements exist to the effect that any administrative, financial and management decisions require both the Group's consent and that of the other participants sharing control over the company.

        The financial statements used for the line-by-line and the proportional consolidation process were those prepared as at December 31, 2005, as approved by the boards of the subsidiaries concerned and adjusted, where necessary, for consistency with Group accounting policies. The valuation of investments using the equity method was made on the basis of the latest reports or financial statements available.

        The scope of the line-by-line and proportional consolidation of the Group as at December 31, 2005, did not change significantly compared to December 31, 2004 which was on an IAS compliant basis. Details of the scope of the line-by-line and proportional consolidation as well as of the companies valued using the equity method can be found in Section 10 of these Consolidated Explanatory Notes.

Section 4—Subsequent Events

        Regarding to the future of the subsidiary Gest Line S.p.A. which operates in the sector of tax collection, the first few months of 2006 saw the continuation of the plan of activities for Riscossione S.p.A., the company destined to acquire all the current concessionary companies. It should be pointed out that, in accordance with, and pursuant to, Art. 3, para. 9 of Law 248 of 2005, the costs for the acquisition of concessionary companies are set on the basis of general criteria established by the primary financial institutions selected through competition.

        Riscossione S.p.A. has therefore launched a private tender to identify an advisor to define the valuation criteria. Fdp consulting of Prof. LAGHI, Professor of Business Economics at the Faculty of Economics of La Sapienza University of Rome and lecturer in Financial Analysis at the Luiss in Rome, was nominated advisor and established the equity method as the evaluation criterion, deemed the only one applicable to companies whose concession will expire on September 30, 2006.

        On March 7, 2006, a meeting was held between Riscossione S.p.A. and the concessionary companies to explain time schedules for the acquisition of the concessionary companies by Riscossione S.p.A., as well as the valuation criteria established by the advisor. Riscossione S.p.A. presented a letter to be proposed to the shareholders in the concessionary companies requesting their agreement to the ceding of a quota of the company capital (no less than 51%) and, if so, information on the sum of the quota to be ceded and if the branch of the company related to the management of local taxes is to be spun off.

Section 5—Other Aspects

        As mentioned in "Section 2—Basis of Preparation" and in accordance with the provisions set forth in IFRS 1 and EC Regulation no. 1606/2002, Group results were measured in compliance with international accounting standards in force as at the date of the financial statements (December 31, 2005), and endorsed by the European Commission.

        Following the publication of the SANPAOLO IMI Group Half Year Report as at June 30, 2005, the European Commission approved the integration of IAS 39, endorsing the amendments homologated by the IASB with regard to the fair value option, in EC Regulation no. 1864/2005. The amended standard expressly limits the bases upon which the fair value option may be exercised, setting forth the instances and grounds which may justify its application.

        As a result of the issue of the new accounting standards endorsed by the European Commission, some companies in the Group exercised the fair value option. Consequently, the amounts reported in the IAS/IFRS compliant financial statements as at January 1, 2005 were adjusted and reconciliation as at January 1, 2005 between the results obtained under Italian accounting standards and those obtained under international accounting standards amended.

        The effects are reported, for illustrative purposes only, in the annex to Part B of the Explanatory Notes. For further details, see the information provided therein.

        The Parent Bank SANPAOLO IMI did not exercise the fair value option itself. The effects reported in the annex to the Explanatory Notes refer substantially to fully consolidated subsidiary companies in the Group.

Use of Estimates and Assumptions in Preparing the Financial Statements

        The preparation of financial statements requires the use of estimates and assumptions that may have a significant effect on the amounts stated in the balance sheet and statement of income, and on the potential assets and liabilities reported in the financial statement. Estimates are based on available information and subjective evaluations, often founded on past experience, which are used to formulate reasonable assumptions to be made in measuring operating phenomena. Given their nature, the estimates and assumptions used may vary from year to year, and hence it cannot be excluded that current amounts carried in the financial statements may differ significantly in future financial years as a result of changes in the subjective evaluations made.

        The main cases for which subjective evaluations are required to be made by management include:

  •
  the measurement of impairment losses on loans and, generally, other financial assets;

  •
  the determination of the fair value of financial instruments to be used in statement schedules;

  •
  the use of measurement models for determining the fair value of financial instruments not listed on active markets;

  •
  the evaluation of the appropriateness of amounts stated for goodwill and other intangible assets;

  •
  the measurement of personnel funds and provisions for risks and charges;

  •
  estimates and assumptions on the collectability of deferred tax assets.

  •
  demographic (linked to the estimated mortality of ensured people) and financial (deriving from the possible trend in financial markets) suppositions used to structure insurance products and define the bases for calculating integrative reserves.

        The information provided on the accounting policies applied for the main aggregate values of the financial statements includes the necessary details for identifying the main assumptions and subjective evaluations made in preparing the financial statements. For further detail in the breakdown and relative carrying values of the specific statement captions affected by estimates, see the relevant sections of the Explanatory Notes.

Mandatory Audit

        SANPAOLO IMI Group Financial Statements are subject to the financial audit of PricewaterhouseCoopers S.p.A. pursuant to D.Lgs. no. 58/1998 and in application of the three-year 2004/2005/2006 assignment approved by resolution of the shareholders in the meeting on April 29, 2004.

Audit of the Half Year Report and Schedules Relating to the Transition to International Accounting Standards

        The SANPAOLO IMI Group prepared and published its report on Group operations for the half year of 2005 in accordance with the law and the provisions set forth by Consob.

        The Half Year Report was duly audited by PricewaterhouseCoopers S.p.A. in limited review financial audit form, in compliance with the recommendations of Consob Communications no. 97001574 of February 20, 1997, no. 10867 of July 31, 1997 and no. 5025723 of April 15, 2005, and in application of the aforementioned shareholders' resolution carried in the meeting on April 29, 2004.

        In compliance with the aforementioned Consob Communication no. 5025723 of April 15, 2005, the reconciliation schedules on shareholders' equity as at January 1, 2004, December 31, 2004, and January 1, 2005, and the results as at June 30, 2005, required by IFRS 1 for the transition to international accounting standards, were duly audited by PricewaterhouseCoopers S.p.A.

PART A.2    INFORMATION ON THE MAIN FINANCIAL STATEMENT ITEMS

Basis of Preparation of Financial Statements

        The measurement bases adopted in the preparation of the financial schedules in compliance with the IAS/IFRS in force as at December 31, 2005 are illustrated below.

Standardized purchase and sale of financial assets

        As regards standardized purchases and sales of financial assets, that is those transactions governed by agreements requiring that the assets be handed over within a set period of time established by regulations or market conventions, it was decided to make reference to the settlement date.

Section 1—Financial Assets Held for Trading

        The "financial assets held for trading" category includes:

  •
  debt securities or equities acquired mainly for the purpose of obtaining profits in the short term

  •
  derivative contracts, except those designated as hedging instruments

        Financial assets held for trading are initially recorded in the balance sheet at their fair value, which generally corresponds to the amount paid. Any direct transaction costs/income relating thereto are recorded in the statement of income.

        The subsequent valuation is made on the basis of the evolution of the fair value, any changes being recorded in the statement of income.

        Equities and related derivative contracts for which fair value cannot be reliably established are accounted at cost, and adjusted for value losses. These losses in values are not restored.

        The fair value of financial instruments listed on active markets is represented by the related market price. If no such active market exists for the asset, the fair value is obtained by taking into account the prices provided by external operators and by using measurement models that are mainly based on objective financial variables as well as the prices recorded on recent transactions and market prices for similar financial instruments.

        Derivatives are treated as assets if the fair value is positive and as liabilities if the fair value is negative. The Group offsets current positive and negative values arising from transactions made with the same counterparty where such offset has been expressly provided for under the terms of the contract, and where the Group effectively intends to settle the account on such a basis.

        Financial assets held for trading also include derivatives that are embedded in another complex financial instrument, which are to be separated from the host contract if:

  •
  the economic features and the risks of the embedded derivative are not strictly correlated to the economic features and the risks of the host contract;

  •
  a separate instrument with the same terms and conditions of the embedded derivative would meet the definition of derivative;

  •
  the instrument that includes the embedded derivative is not measured at fair value, its value adjustment being recorded in the statement of income.

Section 2—Available-for-Sale Financial Assets

        These assets are different from loans and financing, held-to-maturity investments, financial assets held for trading, and assets designated at fair value through profit and loss, including debt securities and equities.

        At first inception, available-for-sale financial assets are carried in the balance sheet at their fair value, which normally corresponds to the amount paid for their purchase, plus any transaction costs directly arising therefrom.

        They are subsequently measured at fair value, any gains or losses arising from changes in fair value being included as a specific reserve under equity.

        The results of the measurements are recorded in a specific reserve under equity and are included in the statement of income at the time of disposal or where an impairment loss is incurred.

        Certain unlisted equities, the fair value of which cannot be reliably established or verified, also taking into account the importance of the range of values obtainable from the measurement models generally adopted by the market, are stated in the financial statements at cost, and adjusted for any impairment losses verified.

        The Group assesses whether an event has given rise to an impairment loss and determines its amount by making reference to its past experience on asset evaluation and using all the information available that is based on facts that have already occurred and data that can be observed at the valuation date.

        As regards debt securities, the information that is considered as being particularly relevant to assessing whether an impairment loss has occurred is as follows:

  •
  the issuer is experiencing major financial difficulties as proved by non-performance or default on payment of interest or capital;

  •
  bankruptcy proceedings are likely to be opened;

  •
  financial instruments are no longer dealt with on an active market;

  •
  the economic conditions that affect the financial cash flows of the issuer have worsened;

  •
  the issuer's rating has been downgraded and negative news indicates that the financial situation of the issuer has worsened.

        As regards equities, any impairment losses will be established by taking into account relevant information which includes any changes that have occurred in the technological, market, economical or legal environment in which the issuer operates. A significant or prolonged reduction in the fair value of equities below their cost may be considered as objective evidence of impairment.

        Impairment losses on equities cannot give rise to write-backs in the statement of income if the reason for the writedown ceases to exist. Such write-backs therefore are only recorded in a specific reserve under equity.

        Any write-back of debt securities, instead, is recorded in the statement of income.

        As regards debt securities classified as being available for sale, the related yield, calculated using the amortized cost method, is recorded in the statement of income, as are the effects of exchange differences.

        Exchange differences relating to available-for-sale capital instruments, on the other hand, are recorded in a specific reserve under equity.

Section 3—Held-to-Maturity Financial Assets

        The investments classified in this category are represented by non-derivative financial instruments listed, with fixed or determinable payments and fixed maturity that the Group intends to, and can, hold until maturity.

        On the date of their first recording, financial assets held to maturity are recorded in the balance sheet at their fair value, usually corresponding to the purchase amount, to which are added any dealing costs directly attributable to the purchase.

        Held-to-maturity financial assets are stated at amortized cost, using the effective interest method. Gains and losses arising on financial assets held to maturity are recorded in the statement of income where such assets are eliminated or their value is impaired, as well as through amortization.

        Impairment losses are calculated as the difference between the book value of assets and the present value of expected future financial flows, discounted using the original effective interest rate.

        In the event of write-backs, these are recorded in the statement of income but only to the extent of the amortized cost of the financial assets.

Section 4—Loans and Guarantees

        Loans are represented by financial assets that are not derivatives, including debt securities, with fixed or determinable payments, which are not listed on active markets and that have not been classified at inception date as financial assets available for sale, held for trading or designated at fair value.

        San Paolo IMI's loan impairment provisions are established to recognize any impairment losses arising on its loan portfolio. A loan is impaired when there is objective evidence that events since the loan was granted have affected expected cash flows from the loan to the extent that it is probable that not all amounts of the principal, interest and fees will be received. The impairment loss is the difference between the carrying amount of the loan and the present value of estimated future cash flows discounted at the loan's original effective interest rate.

        Loans are initially recognized at their fair value, which generally corresponds to the consideration given, plus any direct transaction costs/income that are directly attributable to the issue of the loan.

        After initial recognition, loans are measured at amortized cost using the effective interest rate method. Short-term loans, including on demand loans, are not measured at amortized cost as the effect of applying the effective interest rate method is negligible.

        Loans recognized at amortized cost in the financial statements are regularly tested to establish if there is any objective evidence that an impairment has been incurred reflecting a diminution in their net carrying amount (presumibile valore di realizzo). The main events considered in assessing the existence ofimpairment includes:

  •
  the borrower/issuer is experiencing major financial difficulties as proved by non-performance or default on payment of interest or capital;

  •
  bankruptcy proceedings are likely to be opened;

  •
  the economic conditions that affect the financial flows of the borrower/issuer have worsened;

  •
  debt servicing difficulties are being experienced in the country of residence of the borrower/issuer;

  •
  the borrower/issuer's rating has been downgraded due to negative news indicating that the financial situation of the latter has worsened;

  •
  negative trends in individual commodity sectors.

        Impairment testing further takes into account any guarantees pledged.

        As regards the classification of impaired loans under the different risk categories (non-performing, problem, restructured and overdue exposures), reference was made to the provisions issued by the Bank of Italy on the subject, as integrated by internal policy which prescribe criteria and automatic rules for the reclassification of loans to the various risk categories.

        The classification is defined by the operating structures independently or subject to the advise/prescription of central and local functions specialized in loan monitoring and collection, with the exception of loans due/overdue by more than 180 days, for which classification defined out by automatic procedures.

        Any adjustments for impairment to the carrying amount of loans are calculated taking into account the extent of the significance of the amount involved, applying an individual or a collective assessment, as detailed below.

        The following are assessed for impairment on an individual basis:

  •
  non-performing loans: loans to borrowers in a state of insolvency or similar state;

  •
  problem loans: loans to borrowers suffering temporary difficulties which are likely to be overcome in an acceptable period of time;

  •
  restructured loans: loans in respect of which the bank (or a pool of banks), owing to the deterioration of the economic-financial standing of the borrower, allows that the original contractual terms be changed in order to avoid a loss; loans to enterprises which are expected to stop trading are not restructured loans.

        The net carrying amount of impaired loans that are assessed on a individual basis, which is formalized by resolutions issued by the administrative offices of the Parent Bank and other offices, which have been especially authorized to deal with the matter, is the net present value of the expected cash flows of capital and interest of the various exposures.

        In determining the net present value of the cash flows relating to the impaired loan, the main factors considered are the estimated future cash flows; their timing and the applicable discount rate. The estimated future cash flows and their timing (that constitute the expected repayment schedules) are based on analytical assumptions made by the departments in charge for loan assessment and, where such assumptions are not available, on lump-sum estimates based on statistics of internal historical data and sector studies.

        The applicable discount rates used to discount the estimated future cash flows (as included in the expected repayment schedules) of impaired loans were the original effective interest rates used for medium-long term loans and the weighted average of the rates charged on short-term loan exposures with similar contractual characteristics, maturity and risk profile.

        The following loans are evaluated on a collective basis:

  •
  expired exposures: exposures to subjects that are not classified under the previous risk categories which, at the end of the period, show loans due or overdue by more than 180 days. The assessment is made on a historical statistical basis;

  •
  exposures subject to country risk: unsecured loans to borrowers residing in countries with debt-servicing difficulties. These loans are usually valued on a lump-sum basis, taking each country separately, by applying writedown percentages that are not lower than those specified by the banking association. These loans do not include expired exposures and those listed above that are evaluated on a individual basis;

  •
  performing loans: loans to borrowers who, at the balance sheet date, have not yet shown any specific insolvency risks. Collective adjustments to performing loans are calculated by applying a model developed on the basis of Risk Management methodologies used by banks in the Group to assess the credit impairment that is believed to have been incurred at the reference date, the extent of which is not known at the time of the assessment.

        The model used for the collective assessment of impairment on aggregate measurement of performing loans involves the following stages:

  •
  segmentation of the loan portfolio based on:

            a.     customer segments

            b.     business sectors

            c.     geographical location

  •
  calculation of the loss given default rate for each portfolio, based on historical experience and the time interval between the default event and its formal occurrence which takes place when the loan is actually classified as a doubtful loan;

  •
  application of corrective factors calculated on the basis of the qualitative analysis of the portfolio, with particular reference to the risk concentration and the impact made by the current situation of the economic cycle on the various industrial sectors.

        Write-downs, whether specific or collective, are made by recognizing in the income statement a "value adjustment" to reduce the value of the asset shown in the balance sheet on the basis of the aforementioned criteria. These write-downs, however, may be reinstated by means of write-backs recorded in a caption included in the statement of income where all net value adjustments on loans are recorded, in the event that the reason for such write-downs ceases to apply or the amount recovered on the loans is higher than the original write-down recorded in the accounting records.

        Considering the methodology used to calculate the write-downs of impaired exposures, the mere passage of time, and the fact that the expected repayment dates are consequently brought closer, implies an automatic reduction of the implicit financial charges previously deducted from the value of the loans. This effect is recorded in the financial statements under net adjustments/write-backs (caption 130).

        If the loans are disposed, they are removed from the balance sheet and the resulting net profit (or loss) is recorded in the statement of income only when all the risks and rewards of ownership connected with the loans have been transferred to the assignee. If, despite the fact that title of the loan passes to the purchaser, the Group still maintains control over the cash flows arising from the loan as well as the risks and rewards connected with it, the loan is shown in the financial statements with a liability recorded to reflect the proceeds received from the purchaser.

        Financial guarantees issued that do not represent derivative contracts are evaluated taking into account the provisions of IAS 39 which provide for the recording of commissions received, pursuant to IAS 18, on the one hand and,,the evaluation of risks and charges in connection to the guarantees applying the criteria contained in IAS 37 on the other hand. On the basis of Bank of Italy provisions, this evaluation is recognized in the financial statements with other liabilities. Moreover, this type of contract is not dealt with in the insurance compartment.

Section 5—Financial assets designated at fair value

        The Group exercised the fair value option, with subsequent adjustments in value recorded in the statement of income, at the initial measurement of investments with respect to insurance policies under which total risk is borne by the insured parties.

Section 6—Hedge Accounting

        According to the financial policies adopted, the Group makes use of derivative contracts to hedge against interest rate, exchange rate and credit risks as well as the risk on highly probable forecast transactions.

        The hedging transactions used for the above-mentioned risks aim at covering potential losses attributable to certain types of risks through gains that may arise on hedging instruments.

        Group companies use the following types of hedging transactions:

  •
  hedging of exposures against the risk of changes in the fair value (attributable to the various types of risk) of assets and liabilities recorded in the financial statements or portions of these, of groups of assets and liabilities, of irrevocable commitments, and of portfolios of financial assets and liabilities, including core deposits, as permitted by IAS 39 endorsed by the European Commission;

  •
  hedging of the variability of cash flows of assets/liabilities recorded in the financial statements or of highly probable forecast transactions;

  •
  hedges of net investment in foreign operations.

        For the purpose of applying hedge accounting, governed by the related accounting principles, the Group formally documents the relationship between the hedging instruments and the hedged items as well as its risk management objectives, its strategy for undertaking the various hedging transactions and the methods used to verify hedge effectiveness. In line with IAS/IFRS, hedge effectiveness is assessed both at inception and on an ongoing basis. Generally a hedge is considered to be highly effective if, both at inception and during its life, the changes in the fair value or in the cash flows of the hedged item are almost completely offset by the changes in the fair value or in the cash flows of the hedging derivative, that is to say that the actual results fall within an interval ranging between 80% and 125%.

        The hedging relationship ceases to exist when: (i) the derivative is not, or has ceased to be, highly effective as a hedge, (ii) it expires, or is sold, terminated or exercised, (iii) the hedged item matures, is sold or repaid, or presents impairment, and (iv) the forecast transaction is no longer deemed highly probable.

Fair Value Hedge Accounting

        If fair value hedges are in place, any changes in the fair value of hedging instruments and hedged items (as regards the part attributable to the hedged risk and in the case of hedge effectiveness) are recorded in the statement of income. The differences between the changes in value represent the ineffective portion of the hedge and give rise to a net economic impact.

        When a hedge ceases to exist for reasons other than the sale of the hedged item, the fair value hedging adjustment made to the latter, recorded in the financial statements until such time that the effective hedge was in place, is recorded in the statement of income on the basis of the amortized cost method in the case of interest-bearing financial instruments, or as a lump sum in all other cases.

Cash Flow Hedges

        With regard to cash flow hedges, the fair value gain or loss associated with the portion of the cash flow hedge deemed effective is recognized initially in shareholder's equity, with no impact on the statement of income. When the cash flows that have been hedged against eventually occur and are recorded in the statement of income, the aforementioned gains or losses on the hedging instrument are transferred from shareholders' equity to the corresponding caption in the statement of income.

        When a cash flow hedge relating to a forecast transaction expires or is no longer effective, any cumulative gain or loss existing in equity at the time remains in equity under a specific reserve account until such transaction actually takes place (or the forecast transaction is no longer expected to occur). When the transaction occurs, such amount is recognized in the statement of income under "net dealing income."

Hedges of Net Investment in Foreign Operations

        With reference to investment hedging in foreign operations, the effective portion of the gain or loss on the hedging instrument is initially recognized directly in equity, no entries being made in the statement of income. The amount recognized in equity is transferred to the statement of income upon disposal of the foreign operation.

Section 7—Equity investments

        Equity investments which are neither consolidated on a line-by-line or proportional basis and shareholdings which are subject to joint control or significant influence by the Group are accounted for using the equity method. A company is considered as being subject to significant influence if the Group is actively involved in formulating the administrative, financial and operating policies of the company as a result of legal relationships and prevailing situations. Significant influence is assumed to exist when the Group holds at least 20% or more of the company's voting rights.

        The remaining minority investments are classified in the categories provided by IAS 39. In particular, investments not held for trading purposes are generally included under "available-for-sale investments."

Section 8—Tangible Assets

        Tangible assets include:

  •
  land

  •
  functional property

  •
  property investments

  •
  electrical equipment

  •
  furniture and fittings, machinery and equipment

        "Functional property" is represented by assets either owned by the Group or held under a finance lease contract, that are used by the Group to carry out its business activity or for administration purposes, whose useful life extends beyond the financial year.

        "Property investments" are represented by assets either owned by the Group or held under a finance lease contract, for the purpose of collecting lease rentals and/or held for capital appreciation.

        Tangible assets are initially recorded at cost increased by any ancillary charges directly attributable to the acquisition and installation of the assets. Subsequently they are carried at cost less accumulated depreciation and provisions for impairment, if any.

        Any expenses incurred after the date of purchase increase the book value of the asset or are recorded as separate assets only where their use gives rise to an increase in future economic benefits. Other types of subsequent expenditures are charged to the statement of income of the year in which they are incurred.

        Depreciation is provided on the annual depreciable amount of tangible assets systematically on straight line basis over the estimated useful life of each asset. The useful life of tangible assets that are subject to depreciation is kept regularly under review, to take account of any change in circumstances and if any initial estimates are changed then the related depreciation rate is adjusted too.

        In particular, as regards property, the parts relating to land and buildings represent separate assets for accounting purposes and are recorded separately at the time of acquisition.

        As land is expected to have an indefinite useful life, no depreciation is provided on the part that relates to the land.

        Similarly, no depreciation is provided on works of art included under tangible assets, as their useful life cannot be estimated and generally the related value does not depreciate due to the passage of time.

Section 9—Intangible Assets

        Intangible assets are identifiable non-monetary assets without physical substance that are held to be used over a period of more than one year. They include goodwill and software either developed internally or purchased from third parties.

        Goodwill arises on the acquisition of subsidiaries, associated entities and business units and represents the excess of the purchase amount paid over the net fair value of the Group's share of the assets acquired and the liabilities assumed on the date of the acquisition.

        Goodwill is not amortized; in fact it is regularly reviewed for impairment. Goodwill is allocated to cash-generating units for the purpose of impairment testing. An impairment loss will be recorded where the recoverable amount is lower than its current book value in the financial statements. The recoverable amount is represented by the greater of the fair value of the cash-generating unit, net of selling costs, and the value in use, represented by the present value of the future cash flows expected to be produced by the cash-generating unit and arising on its disposal at the end of its useful life. At the consolidated level, to test for impairment, goodwill is allocated to groups of cash-generating units that represent the lowest level within the Group at which the goodwill is monitored for internal management purposes. This is done also by taking into account the organizational structure of the Group and its Business Sectors.

        Goodwill concerning investments in associates and companies subject to joint control carried in shareholders' equity is included in the value of the investments themselves.

        Internal costs incurred to develop software are capitalized in the financial statements under intangible assets, only upon verification of the technical feasibility of the projects involved and their completion as well as their ability to generate future economic benefits. At the development stage, these assets are valued at cost, inclusive of any direct ancillary costs and any costs relating to internal staff employed on the development. If the results of the trial testing are negative, then the costs are charged to the statement of income.

        Intangible assets arising on software developed internally or acquired externally are amortized on a straight-line basis, starting from the date of completion and implementation, over an estimated useful life of three years. Where the recoverable amount of such assets is lower than their book value, the difference is recorded in the statement of income.

Section 10—Discontinued Operations

        Discontinued assets are held for sale. Individual long-term assets, units generating cash flow, and groups of these or their individual parts, are classified as held for sale only when their disposal is considered highly probable.

        Such assets are valued at the lower of book and fair value, net of selling costs. If depreciation has previously been written down on the assets, the depreciation process is suspended as of the year in which the assets were classified as discontinued operations.

        "Individual" discontinued asset values, as with the net results deriving from their subsequent disposal, are carried under the relevant captions of the statement of income.

        The balance, whether positive or negative, of income or charges relating to discontinued "groups of operations" are stated in the statement of income net of current and deferred taxation.

Section 11—Current and Deferred Tax

        Income tax, calculated according to domestic tax regulations, is recognized for as a cost in compliance with the accruals concept, in line with the method followed to include, in the financial statements, the costs and income that generated them. Therefore, they represent the balance of current and deferred taxation relating to the net result for the period.

        Current tax assets and liabilities include the tax balances of the single Group companies due to the relevant Italian and foreign tax authorities. More specifically, these captions include the net balance of current tax liabilities for the year, calculated on the basis of a prudent estimate of the tax charges due for the period, assessed according to the tax regulations currently in force, and the current tax assets represented by advances paid and other tax credits for withholding taxes borne or tax credits of previous financial years that any company within the Group can claim against taxes payable in future financial years.

        Current tax assets also include tax credits in respect of which a tax refund claim has been filed with the relevant tax authorities.

        Deferred taxation is calculated under the so-called "balance sheet liability method," taking into account the tax effect of temporary differences between the book value of assets and liabilities and their value for taxation purposes which will give rise to taxable income or deductible amounts in future years. To this end, "taxable temporary differences" are differences which will give rise to taxable income in future years while "deductible temporary differences" are those which will give rise to deductible amounts in future years.

        Deferred tax liabilities are calculated by applying, with regard to each consolidated company, the tax rates currently in force to taxable temporary differences that are likely to generate a tax burden and to the deductible temporary differences if these are likely to be recovered. Deferred tax assets and liabilities relating to the same tax and expiring in the same period are offset against each other.

        In the financial years where deductible temporary differences are greater than taxable temporary differences, the related anticipated taxes are included under balance sheet assets among "deferred tax assets". On the other hand, in the years where taxable temporary differences are greater than deductible temporary differences, the related deferred taxes are included under balance sheet liabilities among deferred tax liabilities.

        If deferred tax assets and liabilities relate to items pertaining to the statement of income, the balancing item will be represented by income tax.

        Where anticipated and deferred taxation relate to transactions that have been recorded in shareholders' equity without affecting earnings (evaluations of available-for-sale financial assets or of cash flow hedge derivative contracts), the balancing entry is made in shareholders' equity, under specific reserves where so provided (e.g. valuation reserves).

        Deferred taxation on equity reserves that will become taxable "however used" is charged against shareholders' equity. Deferred taxation relating to revaluations arising on conversion to the euro, credited directly to a specific reserve named "Reserve pursuant to article 21 of D.Lgs. no. 213/98," which qualify for deferred taxation, is charged directly against this reserve.

        No provision is made for the Parent Bank's reserves subject to taxation only in the event of distribution. This is because such reserves are allocated to accounts that are not available for distribution and because the events which would give rise to such taxation are not expected to occur.

        Deferred taxation on shareholders' equity items of consolidated companies is not recorded in the financial statements if it is unlikely that any tax liability will actually arise, also bearing in mind the permanent nature of the investment.

Section 12—Provisions for Risks and Charges

        Provisions for risks and charges represent liabilities, the timing and amount of which is uncertain and are shown in the financial statements for the following reasons:

  •
  a current (legal or implicit) obligation exists owing to a past event;

  •
  it is likely that financial resources will be used to fulfill the obligation;

  •
  it is possible to make an estimate of the likely future cash outflow.

        The sub-caption "post-retirement benefit obligations" includes provisions booked according to IAS 19 "Employee Benefits" to balance the technical deficit of the supplementary defined pension benefit plan.

        Actuarial calculations are carried out in this case too, as provided by the aforementioned accounting standard, by an external actuary based on the "Projected Unit Credit Method."

        For employee provisions, this method, which falls within the scope of general techniques relating to so-called "accrued benefits," takes into account each period of service by the employee with the company as an additional unit of benefit entitlement. Hence, the actuarial liability must be quantified exclusively on the basis of the employee's length of service as at the date of measurement. The overall liability is therefore usually recalculated based on the ratio of total years of service matured as at the date of measurement to the total number of years of service accrued at the time the benefit will be paid. Furthermore, the above method takes into account any future salary increases due for any reason (inflation, seniority and promotion, contract renewal, etc.), up until the time the employment relationship is terminated. With regard to employee pension commitments, the above corrective measures are not applied as the commitment is fully matured.

        The discount rate used for the evaluations is based on the market rate of zero coupon bonds, considered most representative of market performance, taking into account the expected future cash outflows of the pension fund.

        The current year accrual to the statement of income represents the sum of the annual interest matured on the average present value of pension benefits at the beginning of the year and the average present value of services rendered by the employees in service during the year, net of the expected yearly yield on the pension fund assets invested.

        To this end, the discount rate used to calculate the interest on the average present value of pension benefits is the discount rate of benefits forecast at the beginning of the year, and the rate used to calculate the yield expected on the pension fund assets is the yield rate of pension fund investments forecast at the beginning of the year.

        More specifically, the Group's commitment is calculated as the algebraic sum of the following values:

  •
  the present average value of pension benefits calculated considering, for the employees in service, only the years of service already rendered and assumptions that take into account future pay increases;

  •
  the current value of the assets of the pension fund.

        Resulting actuarial gains and losses are stated in a specific valuation reserve balancing the specific asset or liability.

        As required by IAS 19, as amended by EC Regulation no. 1910/2005 of November 8, 2005, in the case of defined benefit plans that spread risks between the various entities under joint control, the information reported in the Explanatory Notes, as required by section 120 A of IAS 19, refers to the plans taken on a collective basis.

        "Other funds" include provisions made to cover estimated losses on legal disputes, including revocatory actions, sums paid in connection with the renegotiation of subsidized home mortgage loans (Law no. 133/99 and that dictated by Budget Law 2001 and other regional laws), the estimated amounts payable in relation to customer disputes in respect of dealing activities in securities, other sums payable in connection with legal or implicit obligations existing at the end of the financial year, including accruals for incentive voluntary redundancy payments, other welfare and social contributions as well as contractual indemnities due to Private Bankers of the Group.

        Where the liability crystallizes after a significant period of time, the Group calculates the amount of the provisions and of the accruals based on the present value of the sums that will eventually be paid out in respect of such liability. The discount rate used is gross of taxes and is such that it reflects current market valuations of the present value of currencies and the specific risks associated with the liability.

        If the accruals are discounted to present value, the amount of the provisions included in the financial statements increases in each financial year to reflect the passage of time. Adjustments to the funds are stated in the statement of income.

        "Other funds" include provisions to set up the reserve necessary to pay out seniority bonuses to employees that become payable at the terms set forth under company by-laws. These provisions have also been accrued on the basis of an independent actuary by adopting the methods recommended by IAS 19 dealt with earlier. Considering the characteristics of the Group's commitment, the `corridor' method is not applicable, therefore any actuarial gain or loss is recorded in the financial statements regardless of its amount.

        The provisions made are re-examined at each balance sheet date and adjusted to reflect the best current estimates. When it looks unlikely that resources will be needed to produce economic benefits to meet the obligation, the accrual is reversed.

        The caption `provisions for risks and charges' does not include however the writedowns owing to the deterioration of guarantees given, the derivative contracts assimilated to the former according to international accounting standards and the irrevocable commitments to grant finance. These writedowns are included under `other liabilities'.

Termination Indemnities

        The liability relating to staff termination indemnities is shown in the financial statements based on its actuarial value, the latter being the quantifiable benefit due to employees according to a defined benefit plan.

        Again in this case, the present value of the Bank's commitments is calculated by an external expert using the Projected Unit Credit Method, illustrated above.

        The annual discount rate adopted for the calculations is assumed to be equal to the market rate at the end of the period as regards zero coupon bonds, deemed most representative of market performance, with the average remaining life of the liability taken into consideration.

        The recording of defined benefit plans requires an actuarial estimate of the sum total of benefits matured by employees on the basis of service rendered over the current and previous years, and the discounting of such service, in order to determine the current value of the Group's commitments.

        The amount of termination indemnities accrued in the year and charged to the statement of income under personnel costs is equal to the sum of the average present value of entitlements matured by current employees in the year, and the annual interest accrued on the present value of the Bank's commitments at the beginning of the year, calculated using the discount rate applied to expected future payments to estimate the liability at the end of the previous financial year.

        Resulting actuarial gains or losses are stated in a special reserve balancing the reduction or addition to the balance sheet liability recorded.

Section 13—Debts and Securities Issued

        Loans to banks and loans to customers include all technical forms of funding granted to the aforesaid counterparts including operating debts and finance lease liabilities.

        Securities issued, both listed and unlisted, including investment certificates and certificates of deposits, are shown in the financial statements net of any repurchased portions.

        Debts and securities issued are shown in the financial statements at fair value amended, where necessary, for any charges and income that are directly attributable to these liabilities. Fair value usually coincides with the proceeds received or the issue price of the securities.

        Debts and securities issued, except for repayable on demand and short-term customer deposits, are valued at amortized cost using the effective interest rate method.

        Deposits valued at amortized cost include sums collected by the Group's insurance companies in respect of policies issued that are mainly financial products for investments where the risk is not entirely borne by the underwriter.

        The difference between the cost incurred to repurchase the securities issued and their respective book value is recorded in the statement of income. The sale of any repurchased securities is, from the point of view of the accounting procedures, like a new placing and therefore gives rise to a change in the average book value of the related liabilities.

Section 14—Financial Liabilities Held for Trading

        Financial liabilities held for trading include the negative results of the valuations of dealing derivatives, and "technical losses" on securities.

Section 15—Financial Liabilities Designated as at Fair Value

        The Group exercised the fair value option for liabilities, designating insurance policies (with predominantly financial characteristics and investments under which total risk is borne by the insured parties) and certain issues of structured securities with characteristics similar to the former. Investments relating to such forms of deposits were also designated at fair value, thereby eliminating or considerably reducing "accounting biases" that would otherwise arise from measuring assets and liabilities on different bases. The effects of initial recognition of liabilities at fair value on the balance sheet are recorded in the statement of income.

        Bonds issued by subsidiaries whose return is correlated to the performance of investment fund portfolios are also designated at fair value and recorded as balance sheet assets. The adoption of the fair value option for this category of structured financial instruments enables their recording in the financial statements on a basis that reflects the natural hedging approach taken through their structuring.

        These liabilities are recorded at fair value as at the date of issue through the application of the fair value option, and include the value of any embedded derivatives, net of placement fees paid. The difference between the amounts collected upon issue, net of placement fees, and the fair value of the bonds as at the date of issue is recorded in the statement of income on an accrual basis over the bond life term.

Section 16—Foreign Currency Transactions

        Foreign currency transactions are recorded in euros, that represent the Group's functional currency, applying the exchange rate applicable as at the date of the transaction.

        In general terms, assets, liabilities and the components of net equity related to currency transactions that differ from those arising from costs and income in the period are converted using the exchange rate at the date of closure, while costs and income for the year are converted using the exchange rate at the date of transaction, or by using an average rate if the exchange fluctuations for period used as reference to establish the average are not significant. All the differences arising from the above-mentioned conversions are recorded in net equity. In the case of net investment in a foreign unit, the exchange difference, initially recorded in net equity, is later moved to the statement of income when and if the investment is ceded.

        Monetary items are translated at the exchange rate applicable as at the end of the period. Non-monetary items that are not hedged against the exchange rate risk and which are not measured at fair value are translated at the rate applicable as at the date when they are first included in the financial statements.

        Exchange differences arising on the settlement of monetary and non-monetary items are recorded in the statement of income.

        The exchange differences arising on the translation of monetary items using rates that differ from those applied when the transaction was initially recorded or those applicable as at end of the previous are recorded in the statement of income.

        The exchange differences arising on the translation of non-monetary items at rates that differ from those used when the transaction was originally booked in the records, if applicable based on the above-mentioned principle, are recorded in the financial statements as follows:

  •
  in the statement of income if the non-monetary items are hedged against exchange rate risk, as regards the effective portion of the hedge;

  •
  otherwise, either in the statement of income or in the balance sheet under shareholders' equity if the non-monetary items are valued at fair value, based on the principles for recording the related changes in fair value in the financial statements.

Section 17—Insurance Assets and Liabilities

Insurance Products

        Products for which insurance risk is deemed significant include, among other things, temporary first branch death policies and income and mixed policies with guaranteed fixed conversion rates at the time of issue, and certain types of unit-linked policies and damage cover. As regards these products, IAS/IFRS substantially confirm the national accounting standards (GAAP) concerning insurance. In brief, IFRS 4 sets forth:

  •
  gross premiums are to be recorded in the statement of income under income; they include all amounts matured during the financial year as a result of insurance contracts signed, net of cancellations; likewise, all premiums ceded to reinsurers are recorded under current year costs;

  •
  if gross premiums are collected and recorded under income, the corresponding commitment towards the insured is accrued in technical reserves, such amount being calculated on a contract-by-contract basis using the prospective method taking into account demographic/ financial assumptions currently used by the market;

  •
  the insurance products entered under separate management are valued by applying so-called "shadow accounting," whereby the differences between the book value and the market value of securities classified as available-for-sale investments are allocated to technical reserves as regards the insured parties' portion and to net equity as regards the insurance companies' portion. If, on the other hand, the securities are recorded at fair value in the statement of income, the difference between the book value and the market value is recorded in the statement of income giving rise to a change in technical reserves equal to the amount of the insured parties' portion;

  •
  the Group deems the discretional participation in profits (DPF) is equal to the rates for contractual reconveyance guaranteed in policies for insured parties;

  •
  liabilities related to DPF products are given as a whole with no distinction between the guaranteed and discretional components.

Financial Products Included Under Separate Management

        Financial products included under separate management despite their not being subject to significant insurance risk, and which therefore contain discretionary profit sharing features, include the majority of life policies and mixed first branch policies, as well as fifth branch capitalization policies. These are accounted for according to the principles set forth in IFRS 4, in brief:

  •
  the products are shown in the financial statements according to principles that are very similar to the principles that are locally in force on the subject, any premiums, payments and changes in technical reserves being recorded in the statement of income;

  •
  the Group deems the discretional participation in profits (DPF) is equal to the quotas for contractual reconveyance guaranteed in policies for insured parties;

  •
  liabilities related to DPF products are given as a whole with no distinction between the guaranteed and discretional components;

  •
  the products are evaluated using shadow accounting.

Financial Products Not Included Under Separate Management

        Financial products that are not subject to significant insurance risk and are not included under separate management, and which therefore do not contain discretionary profit sharing features, are mostly represented by index-linked policies and some of the unit-linked ones, as well as those specific asset policies that are not included under separate management. These products are accounted for according to the principles set forth in IAS 39, as summarized below:

  •
  the products are shown in the financial statements as financial liabilities and are measured at fair value, on the basis of the option provided or at amortized cost. In particular, the portion of index- and unit-linked policies that are considered investment contracts are measured at fair value, whereas the specific asset products not included under separate management are valued at amortized cost;

  •
  the statement of income does not reflect the premiums, payments and change in reserve concerning these products, but only the income items represented by the charges and commissions payable, and the cost items represented by the provisions and other charges. More specifically, the international accounting standards, contained in IAS 39 and 18, provide that income and costs relating to the products in question be identified and classified under two headings: (i) origination, to be recorded in the statement of income at the time the product is issued and (ii) investment and management services, to be amortized over the life of the product which depends on how the service is provided. In addition, as regards specific asset products not included under separate management, income and cost items are included in the calculation of the amount to be amortized;

  •
  the insurance component included in the index- and unit-linked products, where it can be unbundled, is independently valued and recorded.

Section 18—Other Information

Reserves

        This item, reporting profit reserves, also includes the consolidation differences from the companies consolidated in shareholders' equity.

Valuation Reserves

        Valuation reserves include reserves arising from the valuation of available-for-sale investments, net of "shadow accounting" of insurance liabilities, net derivative contracts used as cash flow hedges and the revaluation reserves set up pursuant to special laws in past financial years that have not been allocated to other items making up Group shareholders' equity. Furthermore, the caption also includes revaluations of tangible assets made when the IAS/IFRS were first applied, as a result of the "deemed cost" evaluation of tangible assets.

Own Shares

        Own shares purchased are shown in the financial statements at cost under a specific caption, with a minus sign, as part of the Group shareholders' equity and as a result they are not valued.

        In the event that they are sold on the market, any difference between the purchase cost and the selling price is recorded under shareholders' equity.

Accruals, Prepayments and Deferrals

        Accruals, prepayments and deferrals for the year which include income and charges for the period, matured on assets and liabilities, are shown in the financial statements as an increase or decrease of the assets and liabilities they relate to.

Stock Option Plans

        As regards the stock option plans in favor of employees and private bankers of the Group approved, starting from November 2002 and December 2002 respectively, the Group applies the accounting treatment set out in IFRS 2 which deals with share-based payments.

        According to this accounting method, the options granted are valued at the fair value prevailing at the grant date, which coincides with the date the plan is approved by the competent bodies. Such fair value is included in the statement of income under a specific caption, being allocated over the period that the rights assigned mature, the other side of the entry being in a caption included under shareholders' equity which is not available for distribution.

        The fair value of the options is calculated on the basis of a valuation model that takes into account not only the exercise price but also the volatility of the stock price of the options, the expected dividend yield and the risk-free interest rate at grant date.

        In the event that the options are not exercised owing to the non-occurrence of certain conditions, not dependent on market trends, the cumulative cost included in the financial statements in respect of the stock option plans is reversed in the statement of income, the corresponding entry being in shareholders' equity under a specific reserve not available for distribution.

        If the stock options are exercised, the cumulative cost stated in the specific reserve of shareholders' equity is charged as an addition to share premiums.

        Failure to exercise the stock option rights due to market conditions does not give rise to a reversal of the cumulative cost, but the equity amount recorded as the corresponding entry to personnel costs in the period over which the plan matures becomes available for distribution.

Revenue and Cost Recognition

        Revenue arising from the sale of goods or rendering of services is included in the financial statements using the fair value of the sale proceeds received, as long as the following conditions are met:

  •
  the Group has transferred to the purchaser all the risks and rewards of the ownership of the goods;

  •
  the value of sale proceeds can be reliably assessed;

  •
  it is likely that economic benefits will accrue to the Group.

        Commissions receivable and other income for services rendered are included in the financial statements in the period in which the services are actually provided.

        In particular, revenue arising from the sale of insurance policies where the risk is borne by the insured parties are included on the basis of the duration of the contract. The costs relating to the purchase of these contracts are accounted for in the statement of income in the same period as the related revenue is recorded.

        Interest is recorded in the financial statements on an accrual basis. In particular:

  •
  interest is accounted for on an accrual basis which takes into account the effective interest earned;

  •
  default or late payment interests are accounted for at the time they are received;

  •
  dividends are recorded when the right to receive the payment matures and therefore at the time when the distribution is resolved upon.

        As regards the trading activity in financial instruments, the difference between the fair value of the instruments and the amount paid or received is recorded in the statement of income where the fair value can be reliably assessed, a valuation model based on market parameters is used, and prices applied to recent transactions in the same market where the instrument is traded can be verified. Failing these conditions, the estimated difference is recorded in the statement of income on a straight-line basis over the duration of the transactions.

        Revenue and costs are recorded in the statement of income for the periods to which they relate. If the above matching can only be done generally or indirectly, then the costs are allocated to more than one accounting period according to rational procedures and on a systematic basis. Those costs that cannot be matched with the related revenues are immediately charged to the statement of income.

        Finally, insurance charges from insurance business are stated on the basis of their nature, and recorded in the relevant statement items.

PART A.3 FAIR VALUE OF FINANCIAL INSTRUMENTS

        Fair value is the value at which assets may be dealt, or liabilities extinguished, in a free trade between parties with equal contractual power.

        The fair value of financial instruments listed on active markets coincides with the active market price. As concerns the identification of the active market, the Group uses specific rules and procedures to fix the price and verify the reliability of the shares bought.

        The market price, considered representative of fair value, for assets owned by the Bank is taken at the bid price, whilst for assets to be acquired, the market price is taken at the asking price. If the bid and asking prices are not available, current fair value is evaluated at the price of the last transaction made. Where financial assets and liabilities are matched in terms of market risk, reference is made to average market prices in order to establish their fair value.

        Financial assets with more than one listing price on distinct active markets are designated at the price the Bank deems most favorable.

        If no market price exists for a financial instrument in its entirety, but only for its components, the fair value is calculated on the basis of the relevant market prices of the components.

        For a considerable portion of the assets and liabilities held or issued by SAN PAOLO IMI, market prices are not available. In these cases, appropriate measurement techniques were employed which involved the net present value of future cash flows, using parameters based on the market conditions prevailing at the date of the financial statements.

        Since the measurement results may be significantly influenced by the assumptions made, mainly as concerns the timing of future cash flows, the discount rates used, and the credit risk estimate methods employed, the fair value estimated would not necessarily be realized if the financial instruments were sold immediately.

        In determining the fair value of the financial instruments reported in the tables of the Explanatory Notes—Part B, where required by Bank of Italy Circular no. 262 of December 22, 2005, the following methods and key assumptions were used:

  •
  for debt securities owned by the Bank, independently of the classifications provided by IAS 39, the Group adopted a specific procedure for the determination of the situations constituting an active market based on an analysis of the trading volumes, the price range and the number of shares on the market. In the event that no active market was found to exist, comparables were identified with the same financial characteristics of the instrument or, as a final resort, cash flows where then discounted including all factors that could influence the value of the instrument (e.g. credit risk, volatility and illiquidity)

  •
  for financial assets and liabilities with a residual term equal to or less than 18 months, fair value was reasonably assumed to equal carrying value;

  •
  for loans and deposits on demand (funding), the maturity date of contractual obligations was assumed to be immediate and to coincide with the date of the financial statements; hence fair value was taken at the carrying value;

  •
  for medium-/long-term loans to customers, fair value was measured using internally defined measurement techniques involving the time discounting of residual contractual flows at current interest rates, adjusted to take into account the credit rating of each individual borrower (or the probability of default resulting from the rating) and loss given default;

  •
  for impaired assets, fair value was taken at book value;

  •
  for medium/-long-term liabilities, consisting of unsecured securities or deposits, fair value was measured by time discounting contractual flows at rates which the Bank, at the time of measurement, could reasonably apply on the market of reference at the date of the financial statements for similar deposits; in the case of Tier 1 subordinated loans, account was taken of the near impossibility of anticipated repurchase/reimbursement and the existence of eventual clauses/options in favor of the issuer;

  •
  for medium-long term liabilities and fixed rate, structured securities issued, singly hedged for variations in fair value, fair value was taken at the book value already adjusted for the effects of hedging, on the assumption that there had been no significant deviations in the credit spread of the issuer since origination and that there were no other particular or significant risk elements with a possible impact on fair value.

        Finally, it should be noted that the parameters assumed and models used may differ from one financial institution to another; hence where different assumptions are used, the results may significantly differ. It should further be noted that IAS/IFRS exclude certain financial instruments (e.g. deposits on demand) and non-financial instruments (e.g. goodwill, tangible assets, equity investments, etc.) from the fair value option, and therefore overall fair value cannot be taken as an estimate of the economic value of the Group.

PART B—INFORMATION ON THE CONSOLIDATED BALANCE SHEET

ASSETS

SECTION 1—CASH AND CASH EQUIVALENTS—CAPTION 10

1.1 Cash and cash equivalents: break-down

	12/31/2005	12/31/2004(*)
	(€/mil)
a) Cash	1,007	1,045
b) Demand deposits at central banks	100	302
Total	1,107	1,347

(*)
Does not include 18 million euro included in the caption "Insurance business assets" (L/Ass/13).

SECTION 2—FINANCIAL ASSETS HELD FOR TRADING—CAPTION 20

2.1   Financial assets held for trading: break-down by type

	12/31/2005
Caption/Value
	Listed	Unlisted
	(€/mil)
A. Non-derivatives financial assets
1. Debt securities	9,915	1,121
2. Equity instruments	447	7
3. Investment fund units	2,767	430
4. Financing	—	—
5. Impaired assets	5	—
6. Assets sold and not cancelled	1,550	—
Total A	14,684	1,558
B. Derivative instruments
1. Financial derivatives	427	8,346
2. Credit derivatives	—	22
Total B	427	8,368
Total (A+B)	15,111	9,926

        Financial assets held for trading include mainly the portfolios held by Banca IMI for trading on financial markets. The amount of financial assets held for trading relating to the insurance sector is 278 million euro.

2.2 Financial assets held for trading: break-down by debtor/issuer

Caption/Value	12/31/2005
(€/mil)
A. Non derivatives financial assets
1. Debt securities	11,036
a) Governments and central banks	8,443
b) Other public entities	190
c) Banks	1,872
d) Other issuers	531
2. Equity instruments	454
a) Banks	7
b) Other issuers	447
—insurance companies	—
—financial institutions	20
—non-financial companies	393
—other	34
3. Investment fund units	3,197
4. Loans	—
a) Governments and central banks	—
b) Other public entities	—
c) Banks	—
d) Other entities	—
5. Impaired assets	5
a) Governments and central banks	5
b) Other public entities	—
c) Banks	—
d) Other entities	—
6. Assets sold and not cancelled	1,550
a) Governments and central banks	1,550
b) Other public entities	—
c) Banks	—
d) Other issuers	—
Total A	16,242
B. Derivative instruments
a) Banks	7,674
b) Customers	1,121
Total B	8,795
Total (A + B)	25,037

        The OICR quotas in the portfolio are predominantly made up of bond funds.

2.3   Financial assets held for trading: derivative instruments held for trading

Type of derivative/Underlying asset			Interest rates	Currencies and gold	Equities	Loans	Other	Total 12/31/2005
			(€/mil)
A.	Listed derivatives
	1)	Financial derivatives:	3	—	424	—	—	427
		with underlying asset exchange	3	—	14	—	—	17
		—purchased options	—	—	2	—	—	2
		—other derivatives	3	—	12	—	—	15
		without underlying asset exchange	—	—	410	—	—	410
		—purchased options	—	—	410	—	—	410
		—other derivatives	—	—	—	—	—	—
	2)	Credit derivatives:	—	—	—	—	—	—
		with underlying asset exchange	—	—	—	—	—	—
		without underlying asset exchange	—	—	—	—	—	—
Total A			3	—	424	—	—	427
B. Unlisted derivatives
	1)	Financial derivatives:	6,967	556	768	—	55	8,346
		with underlying asset exchange	—	515	11	—	—	526
		—purchased options	—	306	9	—	—	315
		—other derivatives	—	209	2	—	—	211
		without underlying asset exchange	6,967	41	757	—	55	7,820
		—purchased options	765	20	741	—	25	1,551
		—other derivatives	6,202	21	16	—	30	6,269
	2)	Credit derivatives:	15	2	—	5	—	22
		with underlying asset exchange	15	2	—	—	—	17
		without underlying asset exchange	—	—	—	5	—	5
Total B			6,982	558	768	5	55	8,368
Total (A + B)			6,985	558	1,192	5	55	8,795

        Details on the technical form of derivative contracts can be found in the summary in Section 17—"Other information" in this part of the Explanatory Notes.

SECTION 3—FINANCIAL ASSETS DESIGNATED AS AT FAIR VALUE—CAPTION 30

3.1   Financial assets designated as at fair value: break-down by type

	12/31/2005
Caption/Value
	Listed	Unlisted
	(€/mil)
1. Debt securities	13,737	1,110
2. Equity instruments	3,411	—
3. Investments fund units	—	4,266
4. Loans	—	4
5. Impaired assets	—	—
6. Assets sold and not cancelled	—	—
Total	17,148	5,380
Cost	15,729	5,376

        Assets valued at fair value essentially include assets in which money collected through insurance policies where the total risk is retained by the insured (so-called Class D) was invested. The amount of assets evaluated at fair value which relates to the insurance business is 21,832 million euro.

        The remainder essentially refers to debt securities with incorporated derivatives or subject to hedging in the portfolio of the Parent Bank, classified in this category as "assets", in line with IASB.

3.2   Financial assets designated as at fair value: break-down by debtor/issuer

Caption/Value			12/31/2005
			(€/mil)
1.	Debt securities		14,847
	a)	Governments and central banks	7,351
	b)	Other public entities	62
	c)	Banks	3,584
	d)	Other issuers	3,850
2.	Equity instruments		3,411
	a)	Banks	479
	b)	Other issuers:	2,932
		—insurance companies	152
		—financial institutions	222
		—non-financial companies	2,557
		—other	1
3.	Investment fund units		4,266
4.	Loans		4
	a)	Governments and central banks	—
	b)	Other public entities	—
	c)	Banks	—
	d)	Other entities	4
5.	Impaired assets		—
	a)	Governments and central banks	—
	b)	Other public entities	—
	c)	Banks	—
	d)	Other entities	—
6.	Assets sold and not cancelled		—
	a)	Governments and central banks	—
	b)	Other public entities	—
	c)	Banks	—
	d)	Other entities	—
Total			22,528

SECTION 4—AVAILABLE-FOR-SALE FINANCIAL ASSETS—CAPTION 40

4.1   Available-for-sale financial assets: break-down by type

		12/31/2005
Caption/Value
		Listed	Unlisted
		(€/mil)
1.	Debt securities	20,673	4,585
2.	Equity instruments	2,847	1,261
3.	Investment fund units	296	89
4.	Loans	—	14
5.	Impaired assets	—	—
6.	Assets sold and not cancelled	32	40
Total		23,848	5,989

        The amount of available-for-sale assets relating to the insurance sector is 19,057 million euro.

        The available-for-sale assets include the share held by the Group in Santander Central Hispano of 1,524 million euro.

        Certain unlisted equities, for 215 million euro (of which 185 million euro attributable to investments in the Bank of Italy), the fair value of which cannot be reliably established or verified, also taking into account the importance of the range of values obtainable from the valuation models generally adopted by the market, are stated in the financial statements at cost, as adjusted for any impairment losses verified.

4.2   Available-for-sale financial assets: break-down by debtor/issuer

Caption/Value			12/31/2005
			(€/mil)
1.	Debt securities		25,258
	a)	Governments and central banks	18,272
	b)	Other public entities	3,897
	c)	Banks	1,245
	d)	Other issuers	1,844
2.	Equity instruments		4,108
	a)	Banks	2,075
	b)	Other issuers:	2,033
		—insurance companies	41
		—financial institutions	288
		—non-financial companies	690
		—other	1,014
3.	Investment fund units		385
4.	Loans		14
	a)	Governments and central banks	—
	b)	Other public entities	—
	c)	Banks	10
	d)	Other entities	4
5.	Impaired assets		—
	a)	Governments and central banks	—
	b)	Other public entities	—
	c)	Banks	—
	d)	Other entities	—
6.	Assets sold and not cancelled		72
	a)	Governments and central banks	32
	b)	Other public entities	—
	c)	Banks	—
	d)	Other entities	40
Total			29,837

4.3   Available-for-sale financial assets: hedged assets

		12/31/2005
		Fair value	Cash flows
		(€/mil)
1.	Debt securities	3,702	414
2.	Equity instruments	4	—
3.	Investment fund units	—	—
4.	Loans	—	—
5.	Portfolio	—	—
Total		3,706	414

4.4   Available-for-sale financial assets: assets subject to specific hedging

        Only about 15% of the Group's available-for-sale financial assets portfolio is subject to hedging. Hedging is largely carried out in fair value hedge transactions and only residually through specific cash flow hedge transactions.

SECTION 5—INVESTMENTS HELD TO MATURITY—CAPTION 50

5.1   Held-to-maturity investments: break-down by type

		12/31/2005
Type of transaction/Value		Book value	Fair value
		(€/mil)
1.	Debt securities	764	764
2.	Loans	—	—
3.	Impaired assets	—	—
4.	Assets sold and not cancelled	1,771	1,769
Total		2,535	2,533

        Held-to-maturity investments which relate to the Parent Bank amount to 2,312 million euro. Most of the contribution by other companies comes from Banka Koper D.D. (196 million euro). At December 31, 2005 the insurance area portfolio did not include investments held to maturity.

5.2   Held-to-maturity investments: break-down by debtor/issuer

Caption/Value			12/31/2005
(€/mil)
1.	Debt securities		764
	a)	Governments and central banks	548
	b)	Other public entities	21
	c)	Banks	—
	d)	Other issuers	195
2.	Loans		—
	a)	Governments and central banks	—
	b)	Other public entities	—
	c)	Banks	—
	d)	Other entities	—
3.	Impaired assets		—
	a)	Governments and central banks	—
	b)	Other public entities	—
	c)	Banks	—
	d)	Other entities	—
4.	Assets sold and not cancelled		1,771
	a)	Governments and central banks	1,771
	b)	Other public entities	—
	c)	Banks	—
	d)	Other entities	—
Total			2,535

5.3   Held-to-maturity investments: hedged

        At December 31, 2005 the SANPAOLO IMI Group had no hedged investments held to maturity.

SECTION 6—LOANS TO BANKS—CAPTION 60

6.1   Loans to banks: break-down by type

Type of transaction/Value			12/31/2005
			(€/mil)
A.	Due to Central Banks		345
	1.	Tied deposits	65
	2.	Compulsory reserve	196
	3.	Repurchase agreements	49
	4.	Other	35
B.	Due to banks		28,491
	1.	Current accounts and sight deposits	2,839
	2.	Tied deposits	10,670
	3.	Other financing	13,984
	4.	Debt securities	998
	5.	Impaired assets	—
	6.	Assets sold and not cancelled	—
Total (book value)			28,836
Total (fair value)			28,814

6.2   Loans to banks: assets subject to specific hedging

Type of transaction/Value		12/31/2005
		(€/mil)
1.	Loans subject to fair value hedging	106
2.	Loans subject to cash flow hedging	—
Total		106

6.3   Financial leases

        At December 31, 2005 the Group did not have significant financial leasing operations in place with banks.

SECTION 7—LOANS TO CUSTOMERS—CAPTION 70

        Loans to customers include 595 million euro of loans to Società per la gestione di attività S.p.A. (Sga), of which 545 million euro (814 million euro at December 31, 2004) was granted under Law 588/96. Furthermore, in accordance with the international accounting standards, loans to customers include also loans for performing leasing contracts assigned in the last quarter of 2004, by Sanpaolo Leasint within the context of the Split2 securitization transaction (assets sold and not cancelled).

        Details about credit quality and the degree of risk of the loan portfolio can be found in Part E of these Notes.

7.1   Loans to customers: break-down by type

Type of transaction/Value	12/31/2005
(€/mil)
1. Current accounts	16,245
2. Repurchase agreements	2,302
3. Mortgage loans	73,706
4. Credit cards, personal loans, loans on salary	4,747
5. Financial leases	4,932
6. Factoring	1,449
7. Other transactions	30,825
8. Debt securities	312
9. Impaired assets	3,310
10. Assets sold and not cancelled(*)	1,679
Total (book value)	139,507
Total (fair value)	141,237

(*)
Including four million euro of impaired assets.

        In the above table, "Other transactions" mainly include prepayments and other subsidies not in current accounts, loans to inland revenue and public bodies for the collection company and import-export financing, as well as the mentioned loans to the Sga.

7.2   Loans to customers: break-down by debtor/issuer

Type of transaction/Value			12/31/2005
			(€/mil)
1.	Debt securities:		312
	a)	Governments	—
	b)	Other public entities	—
	c)	Other issuers	312
		—non-financial companies	5
		—financial companies	307
		—insurance companies	—
		—other	—
2.	Loans to:		134,206
	a)	Governments	2,852
	b)	Other public entities	10,696
	c)	Other entities	120,658
		—non-financial companies	76,906
		—financial companies	11,821
		—insurance companies	690
		—other	31,241
3.	Impaired assets:		3,310
	a)	Governments	—
	b)	Other public entities	9
	c)	Other entities	3,301
		—non-financial companies	2,443
		—financial companies	32
		—insurance companies	—
		—other	826
4.	Assets sold and not cancelled:		1,679
	a)	Governments	—
	b)	Other public entities	—
	c)	Other entities	1,679
		—non-financial companies	1,679
		—financial companies	—
		—insurance companies	—
		—other	—
Total			139,507

7.3   Loans to customers: assets subject to specific hedging

Type of transaction/Value	12/31/2005
(€/mil)
1. Loans subject to fair value hedging	19,733
2. Loans subject to cash flow hedging	93
Total	19,826

        Loans subject to fair value hedging are indicated at cost modified for the fair value of the hedging risk. In the case of partial hedging, of part of the amount or of part of the duration, the entire amount of the loan is indicated, including the part not subject to hedging, modified for the fair value of the hedging risk. Loans subject to financial flow hedging are indicated at the amortised cost.

7.4   Financial leases

Reconciliation between the total value of minimum contractual payments and their present value

12/31/2005
(€/mil)
Minimum contractual payments	6,904
Present value of minimum contractual payments as at 12/31/2005	6,078

Time frame between reconciliation amounts

	Within 1 year	1-5 years	Beyond 5 years	Total
	(€/mil)
Present value of minimum contractual payments as at 12/31/2005	1,433	3,157	1,488	6,078

        The Group operates in the sector of financial leasing to customers mainly through Sanpaolo Leasint, the specialized company. Its loan portfolio for financial leasing is made up of 46,879 contracts, 67% of which for property letting, 26% for instrumental goods and 5% for automobiles; the remainder refers to the naval-aviation sector. The five most important contracts together show a guaranteed residual value on net investment of around 104 million and differed financial profits of 21 million; there are no potential rents for accounting as income in the year. As of December 31, 2005, the above positions showed no deterioration in minimum uncollected leasing payments nor non-guaranteed residual values.

        Besides the above-mentioned company, financial leasing contracts may also be issued by Neos Finance, in the context of consumer credit, and Banca OPI in the area of public sector financing.

SECTION 8—HEDGING DERIVATIVES—CAPTION 80

8.1   Hedging derivatives: break-down by type of contract and underlying asset

Type of derivative/Underlying asset			Interest rates	Currencies and gold	Equities	Loans	Other	Total 12/31/2005
(€/mil)
A. Listed derivatives
	1)	Financial derivatives:	—	—	—	—	—	—
		with underlying asset exchange	—	—	—	—	—	—
		—purchased options	—	—	—	—	—	—
		—other derivatives	—	—	—	—	—	—
		without underlying asset exchange	—	—	—	—	—	—
		—purchased options	—	—	—	—	—	—
		—other derivatives	—	—	—	—	—	—
	2)	Credit derivatives:	—	—	—	—	—	—
		with underlying asset exchange	—	—	—	—	—	—
		without underlying asset exchange	—	—	—	—	—	—
Total A			—	—	—	—	—	—
B.	Unlisted derivatives
	1)	Financial derivatives:	430	5	—	—	—	435
		with underlying asset exchange	—	5	—	—	—	5
		—purchased options	—	—	—	—	—	—
		—other derivatives	—	5	—	—	—	5
		without underlying asset exchange	430	—	—	—	—	430
		—purchased options	—	—	—	—	—	—
		—other derivatives	430	—	—	—	—	430
	2)	Credit derivatives:	—	—	—	—	—	—
		with underlying asset exchange	—	—	—	—	—	—
		without underlying asset exchange	—	—	—	—	—	—
Total B			430	5	—	—	—	435
Total (A + B)			430	5	—	—	—	435

        For details of the technical form of derivative contracts, see the summary in Section 17—"Other information" in this part of the Explanatory Notes.

8.2   Hedging derivatives: break-down by hedged portfolio and type of hedging (book value)

        The hedging derivatives recognized at caption 80 of the assets represent valuation to the market of specific fair value hedge operations against the banking book. Further information about the Group's risk hedging policies can be found in Part E of these Notes.

SECTION 9—VALUE ADJUSTMENT OF FINANCIAL ASSETS SUBJECT TO MACROHEDGING—CAPTION 90

        At December 31, 2005 the Group had no assets subject to macrohedging.

SECTION 10—SCOPE OF CONSOLIDATION AND EQUITY INVESTMENTS—CAPTION 100

        Listed below are entities included in line by line consolidation of investments in jointly-controlled companies and in companies subject to significant influence.

				Ownership		Voting rights at ordinary shareholders' meeting %(2)
	Company name	Registered offices	Type of relationship(1)				Book value
				Held by	%			Remarks
							(€/mil)
Entities included in the consolidation using the line by line method
SANPAOLO IMI S.p.A. (Parent Bank)		Turin		—	—	—	—
1	Assicurazioni Internazionali di Previdenza S.p.A. (A.I.P.)	Turin	1	New Step	99.96	99.96	XXX	(A)
2	Banca Comerciala Sanpaolo IMI Bank Romania S.A.	Romania	1	Sanpaolo IMI Internazionale	98.65	98.65	XXX	(B)
3	Banca Fideuram S.p.A.	Rome	1	New Step	73.37	73.43	XXX	(A)
4	Banca d'Intermediazione Mobiliare IMI S.p.A. (Banca IMI)	Milan	1	Sanpaolo IMI	100.00	100.00	XXX
5	Banca IMI Securities Corp.	United States	1	IMI Capital Market USA	100.00	100.00	XXX
6	Banca OPI S.p.A.	Rome	1	Sanpaolo IMI	100.00	100.00	XXX
7	Banca Popolare dell'Adriatico S.p.A.	Teramo	1	Sanpaolo IMI	100.00	100.00	XXX
8	Banka Koper d.d.	Slovenia	8	Sanpaolo IMI	63.93	32.99	XXX	(C)
9	Banque Privée Fideuram Wargny S.A.	France	1	Financiere Fideuram	99.91	99.91	XXX	(D)
10	Cassa di Risparmio di Padova e Rovigo S.p.A.	Padua	1	Sanpaolo IMI	100.00	100.00	XXX
11	Cassa di Risparmio di Venezia S.p.A.	Venice	1	Sanpaolo IMI	100.00	100.00	XXX
12	Cassa di Risparmio in Bologna S.p.A.	Bologna	1	Sanpaolo IMI	100.00	100.00	XXX
13	Egida Compagnia di Assicurazioni e Riassicurazioni S.p.A.	Turin	1	A.I.P.	50.00	50.00	XXX	(E)
14	Eolo Investments B.V.	Netherlands	1	A.I.P.	100.00	—	XXX	(F)
15	Farbanca S.p.A.	Bologna	5	Sanpaolo IMI	22.69	22.69	XXX	(G)
16	Fideuram Asset Management (Ireland) Ltd	Ireland	1	Banca Fideuram	100.00	100.00	XXX
17	Fideuram Assicurazioni S.p.A.	Rome	1	A.I.P.	100.00	100.00	XXX
18	Fideuram Bank S.A.	Luxembourg	1	Banca Fideuram	99.99	99.99	XXX
				A.I.P.	0.01	0.01	XXX

					100.00	100.00
19	Fideuram Bank (Suisse) A,G.	Switzerland	1	Fideuram Bank	99.95	99.95	XXX
20	Fideuram Fiduciaria S.p.A.	Rome	1	Banca Fideuram	100.00	100.00	XXX
21	Fideuram Fund Bond Global Emerging Markets	Luxembourg	8	A.I.P.	59.68	—	XXX	(F)
22	Fideuram Fund Bond Global High Yield	Luxembourg	8	A.I.P.	58.17	—	XXX	(F)
23	Fideuram Fund Equity Europe	Luxembourg	8	A.I.P.	94.67	—	XXX	(F)
24	Fideuram Fund Equity Global Emerging Markets	Luxembourg	8	A.I.P.	91.94	—	XXX	(F)
25	Fideuram Fund Equity Italy	Luxembourg	8	A.I.P.	92.58	—	XXX	(F)
26	Fideuram Fund Equity Japan	Luxembourg	8	A.I.P.	93.14	—	XXX	(F)
27	Fideuram Fund Equity Pacific Ex Japan	Luxembourg	8	A.I.P.	88.81	—	XXX	(F)
28	Fideuram Fund Equity Usa	Luxembourg	8	A.I.P.	93.93	—	XXX	(F)

29	Fideuram Fund Euro Bond Long Risk	Luxembourg	8	A.I.P.	59.43	—	XXX	(F)
30	Fideuram Fund Euro Bond Low Risk	Luxembourg	8	A.I.P.	61.98	—	XXX	(F)
31	Fideuram Fund Euro Bond Medium Risk	Luxembourg	8	A.I.P.	50.11	—	XXX	(F)
32	Fideuram Fund Euro Corporate Bond	Luxembourg	8	A.I.P.	62.52	—	XXX	(F)
33	Fideuram Fund Euro Short Term	Luxembourg	8	A.I.P.	53.64	—	XXX	(F)
34	Fideuram Fund Europe Listed Consumer Discretionary Equity	Luxembourg	8	A.I.P.	55.10	—	XXX	(F)
35	Fideuram Fund Europe Listed Consumer Staples Equity	Luxembourg	8	A.I.P.	60.07	—	XXX	(F)
36	Fideuram Fund Europe Listed Financials Equity	Luxembourg	8	A.I.P.	52.56	—	XXX	(F)
37	Fideuram Fund Europe Listed T.T. Equity	Luxembourg	8	A.I.P.	57.33	—	XXX	(F)
38	Fideuram Fund Usa Listed Consumer Discretionary Equity	Luxembourg	8	A.I.P.	55.47	—	XXX	(F)
39	Fideuram Fund Usa Listed Consumer Staples Equity	Luxembourg	8	A.I.P.	51.81	—	XXX	(F)
40	Fideuram Fund Usa Listed Financials Equity	Luxembourg	8	A.I.P.	51.94	—	XXX	(F)
41	Fideuram Fund Usa Listed T.T. Equity	Luxembourg	8	A.I.P.	56.51	—	XXX	(F)
42	Fideuram Fund Zero Coupon 2006	Luxembourg	8	A.I.P.	100.00	—	XXX	(F)
43	Fideuram Fund Zero Coupon 2007	Luxembourg	8	A.I.P.	100.00	—	XXX	(F)
44	Fideuram Fund Zero Coupon 2008	Luxembourg	8	A.I.P.	100.00	—	XXX	(F)
45	Fideuram Fund Zero Coupon 2009	Luxembourg	8	A.I.P.	100.00	—	XXX	(F)
46	Fideuram Fund Zero Coupon 2010	Luxembourg	8	A.I.P.	100.00	—	XXX	(F)
47	Fideuram Fund Zero Coupon 2011	Luxembourg	8	A.I.P.	100.00	—	XXX	(F)
48	Fideuram Fund Zero Coupon 2012	Luxembourg	8	A.I.P.	100.00	—	XXX	(F)
49	Fideuram Fund Zero Coupon 2013	Luxembourg	8	A.I.P.	100.00	—	XXX	(F)
50	Fideuram Fund Zero Coupon 2014	Luxembourg	8	A.I.P.	100.00	—	XXX	(F)
51	Fideuram Fund Zero Coupon 2015	Luxembourg	8	A.I.P.	100.00	—	XXX	(F)
52	Fideuram Fund Zero Coupon 2016	Luxembourg	8	A.I.P.	100.00	—	XXX	(F)
53	Fideuram Fund Zero Coupon 2017	Luxembourg	8	A.I.P.	100.00	—	XXX	(F)
54	Fideuram Fund Zero Coupon 2018	Luxembourg	8	A.I.P.	100.00	—	XXX	(F)
55	Fideuram Fund Zero Coupon 2019	Luxembourg	8	A.I.P.	100.00	—	XXX	(F)
56	Fideuram Fund Zero Coupon 2020	Luxembourg	8	A.I.P.	100.00	—	XXX	(F)
57	Fideuram Fund Zero Coupon 2021	Luxembourg	8	A.I.P.	100.00	—	XXX	(F)
58	Fideuram Fund Zero Coupon 2022	Luxembourg	8	A.I.P.	100.00	—	XXX	(F)

59	Fideuram Fund Zero Coupon 2023	Luxembourg	8	A.I.P.	100.00	—	XXX	(F)
60	Fideuram Fund Zero Coupon 2024	Luxembourg	8	A.I.P.	100.00	—	XXX	(F)
61	Fideuram Fund Zero Coupon 2025	Luxembourg	8	A.I.P.	100.00	—	XXX	(F)
62	Fideuram Fund Zero Coupon 2026	Luxembourg	8	A.I.P.	100.00	—	XXX	(F)
63	Fideuram Fund Zero Coupon 2027	Luxembourg	8	A.I.P.	100.00	—	XXX	(F)
64	Fideuram Fund Zero Coupon 2028	Luxembourg	8	A.I.P.	100.00	—	XXX	(F)
65	Fideuram Fund Zero Coupon 2029	Luxembourg	8	A.I.P.	100.00	—	XXX	(F)
66	Fideuram Fund Zero Coupon 2030	Luxembourg	8	A.I.P.	100.00	—	XXX	(F)
67	Fideuram Fund Zero Coupon 2031	Luxembourg	8	A.I.P.	100.00	—	XXX	(F)
68	Fideuram Fund Zero Coupon 2032	Luxembourg	8	A.I.P.	100.00	—	XXX	(F)
69	Fideuram Fund Zero Coupon 2033	Luxembourg	8	A.I.P.	100.00	—	XXX	(F)
70	Fideuram Fund Zero Coupon 2034	Luxembourg	8	A.I.P.	100.00	—	XXX	(F)
71	Fideuram Fund Zero Coupon 2035	Luxembourg	8	A.I.P.	100.00	—	XXX	(F)
72	Fideuram Gestions S.A.	Luxembourg	1	Banca Fideuram	99.94	99.94	XXX
				A.I.P.	0.06	0.06	XXX

					100.00	100.00
73	Fideuram Investimenti S.G.R. S.p.A.	Rome	1	Banca Fideuram	99.50	99.50	XXX
74	Fideuram Wargny Active Broker S.A.	France	1	Banque Privée Fideuram Wargny	100.00	100.00	XXX	(D)(H)
75	Fideuram Wargny Gestion S.A.	France	1	Banque Privée Fideuram Wargny	99.97	99.97	XXX	(D)(I)
76	Fideuram Wargny Gestion S.A.M.	Monaco	1	Banque Privée Fideuram Wargny	99.95	99.95	XXX	(D)
77	FIN. OPI S.p.A.	Turin	1	Banca OPI	100.00	100.00	XXX
78	Financière Fideuram S.A.	France	1	Banca Fideuram	99.98	99.98	XXX	(D)
79	Fondo Caravaggio	Luxembourg	8	Sanpaolo Life	100.00	—	XXX	(F)
80	Fondo Doppia Opportunità	Luxembourg	8	Sanpaolo Life	100.00	—	XXX	(F)
81	Friulcassa S.p.A.	Gorizia	1	Sanpaolo IMI	100.00	100.00	XXX
82	GEST Line S.p.A.	Naples	1	Sanpaolo IMI	100.00	100.00	XXX
83	IE Befektetesi Alapkezelo Rt. (ex Europool Befektetesi Alapkezelo Rt.)	Hungary	1	Inter-Europa Bank	100.00	100.00	XXX
84	IE-New York Broker Rt	Hungary	1	Inter-Europa Bank	100.00	100.00	XXX
85	IMI Capital Markets USA Corp.	United States	1	IMI Investments	100.00	100.00	XXX
86	IMI Finance Luxembourg S.A.	Luxembourg	1	IMI Investments	100.00	100.00	XXX
87	IMI Investimenti S.p.A.	Turin	1	Sanpaolo IMI	100.00	100.00	XXX
88	IMI Investments S.A.	Luxembourg	1	Banca IMI	99.99	99.99	XXX
				Banca IMI Securities	0.01	0.01	XXX

					100.00	100.00

89	Inter-Europa Bank Rt	Hungary	1	Sanpaolo IMI Internazionale	85.87	85.87	XXX	(J)
90	Inter-Europa Beruhazo Kft	Hungary	1	Inter-Europa Bank	100.00	100.00	XXX
91	Inter-Europa Consulting Kft	Hungary	1	Inter-Europa Fejlesztesi	51.00	51.00	XXX
				Inter-Europa Szolgaltato	49.00	49.00	XXX

					100.00	100.00
92	Inter-Europa Ertekesitesi Kft	Hungary	1	Inter-Europa Bank	100.00	100.00	XXX
93	Inter-Europa Fejlesztesi Kft	Hungary	1	Inter-Europa Bank	100.00	100.00	XXX
94	Inter-Europa Szolgaltato Kft	Hungary	1	Inter-Europa Bank	100.00	100.00	XXX
95	Inter-Invest Risk Management Vagyonkezelo Rt	Hungary	1	Inter-Europa Bank	48.00	48.00	XXX
				Inter-Europa Consulting	48.00	48.00	XXX
				Inter-Europa Szolgaltato	4.00	4.00	XXX

					100.00	100.00
96	LDV Holding B.V.	Netherlands	1	Sanpaolo IMI Private Equity	100.00	100.00	XXX
97	Lyxor Global Equity Capital Guaranteed Fund	Luxembourg	8	A.I.P.	96.52	—	XXX	(F)
98	Lyxor Noricum Cash Guaranteed	Luxembourg	8	A.I.P.	98.44	—	XXX	(F)
99	Neos Banca S.p.A. (ex Finemiro Banca S.p.A.)	Bologna	1	Sanpaolo IMI	99.49	99.49	XXX
100	Neos Finance S.p.A. (ex Finemiro Finance S.p.A.)	Bologna	1	Neos Banca	100.00	100.00	XXX
101	NEW Step S.p.A. (subsequently Eurizon Financial Group S.p.A.)	Turin	1	Sanpaolo IMI	100.00	100.00	XXX	(K)
102	NHS Investments S.A.	Luxembourg	1	IMI Investimenti	99.99	99.99	XXX
				LDV Holding	0.01	0.01	XXX

					100.00	100.00
103	Sanpaolo Banco di Napoli S.p.A.	Naples	1	Sanpaolo IMI	100.00	100.00	XXX
104	Sanpaolo Bank S.A.	Luxembourg	1	Sanpaolo IMI	100.00	100.00	XXX
105	Sanpaolo Bank (Suisse) S.A.	Switzerland	1	Sanpaolo Bank	99.98	99.98	XXX
106	Sanpaolo Fiduciaria S.p.A.	Milan	1	Sanpaolo IMI	100.00	100.00	XXX
107	Sanpaolo IMI Alternative Investments S.G.R. S.p.A.	Milan	1	Sanpaolo IMI Asset Management	100.00	100.00	XXX
108	Sanpaolo IMI Asset Management Luxembourg S.A. (ex Sanpaolo IMI WM Luxembourg S.A.)	Luxembourg	1	Sanpaolo IMI Asset Management	100.00	100.00	XXX
109	Sanpaolo IMI Asset Management S.G.R. S.p.A.	Milan	1	Sanpaolo IMI	100.00	100.00	XXX	(L)
110	Sanpaolo IMI Bank (International) S.A.	Madeira	1	Sanpaolo IMI	100.00	100.00	XXX
111	Sanpaolo IMI Bank Ireland Plc	Ireland	1	Sanpaolo IMI	100.00	100.00	XXX

112	Sanpaolo IMI Capital Company I L.l.c.	United States	1	Sanpaolo IMI	100.00	100.00	XXX
113	Sanpaolo IMI Fondi Chiusi S.G.R. S.p.A.	Bologna	1	Sanpaolo IMI Private Equity	100.00	100.00	XXX
114	Sanpaolo IMI Insurance Broker S.p.A.	Bologna	1	Sanpaolo IMI	100.00	100.00	XXX
115	Sanpaolo IMI International S.A.	Luxembourg	1	Sanpaolo IMI	100.00	100.00	XXX
116	Sanpaolo IMI Internazionale S.p.A.	Padua	1	Sanpaolo IMI	100.00	100.00	XXX
117	Sanpaolo IMI Investimenti per lo Sviluppo SGR S.p.A.	Naples	1	Sanpaolo IMI Private Equity	100.00	100.00	XXX
118	Sanpaolo IMI Private Equity S.p.A.	Bologna	1	Sanpaolo IMI	100.00	100.00	XXX
119	Sanpaolo IMI US Financial Co.	United States	1	Sanpaolo IMI	100.00	100.00	XXX
120	Sanpaolo Immobiliere S.A. (ex SP Immobiliere S.A.)	Luxembourg	1	Sanpaolo Bank	99.99	99.99	XXX
				Sanpaolo IMI Asset Management Luxembourg	0.01	0.01	XXX

					100.00	100.00
121	Sanpaolo Invest Ireland Ltd	Ireland	1	Banca Fideuram	100.00	100.00	XXX
122	Sanpaolo Invest SIM S.p.A.	Rome	1	Banca Fideuram	100.00	100.00	XXX
123	Sanpaolo Leasint S.p.A.	Milan	1	Sanpaolo IMI	100.00	100.00	XXX
124	Sanpaolo Life Ltd	Ireland	1	A.I.P.	100.00	100.00	XXX
125	Sanpaolo Real Estate S.A. (ex IMI Real Estate S.A.)	Luxembourg	1	Sanpaolo Bank	99.99	99.99	XXX
				Sanpaolo IMI International	0.01	0.01	XXX

					100.00	100.00
126	SEP S.p.A.	Turin	1	Sanpaolo IMI	100.00	100.00	XXX
127	Sirens B.V.	Netherlands	8	A.I.P.	82.88	—	XXX
				Sanpaolo Life	16.75	—	XXX

					99.63			(F)
128	Spilt 2 S.r.l.	Treviso	8	Sanpaolo Leasint	—	—	XXX	(M)
129	Sygman Szolgaltato es Kereskedelmi Kft	Hungary	1	Inter-Europa Bank	100.00	100.00	XXX
130	Universo Servizi S.p.A.	Milan	1	A.I.P.	100.00	100.00	XXX

Notes to the table on the scope of line by line consolidation:

(1)
Type of relationship:

  1 = majority of voting rights at ordinary shareholders' meeting

  2 = dominant influence at ordinary shareholders' meeting

  3 = agreements with other shareholders

  4 = other forms of control

  5 = single management pursuant to clause 26, paragraph 1, of legislative decree 87/92

  6 = single management pursuant to clause 26, paragraph 2, of legislative decree 87/92

  7 = joint control

  8 = majority of benefits and risks (SIC 12).

(2)
Availability of voting rights at ordinary shareholder's meeting. Any "potential votes" are highlighted in specific notes.

(A)
In November 2005 the company was sold by the Parent Bank to New Step S.p.A..

(B)
Sanpaolo IMI Internazionale holds options for acquisition of the remaining 1.35% of the holding.

(C)
The Parent Bank holds options for acquisition of a further 33.25% of the holding.

(D)
Company for which Banca Fideuram has initiated the disposal process (IFRS5).

(E)
The company is considered to be controlled by virtue of the call option rights that can be exercised from 31 December 2005.

(F)
Collective investment entity in which the A.I.P. Group holds the majority of the risks/benefits (SIC 12).

(G)
Company subject to management pursuant to clause 26—paragraph 1—D.Lgs. 87/92.

(H)
In January 2006 the company was incorporated by Banque Privée Fideuram Wargny S.A..

(I)
In June 2005 the company incorporated Sogesmar S.A..

(J)
Sanpaolo IMI Internazionale holds options for acquisition of a further 10% of the holding.

(K)
In November 2005 the company was the beneficiary of the transfer, by the Parent Bank,, of the holdings in Banca Fideuram S.p.A. and A.I.P. S.p.A..

(L)
In December 2005 the company incorporated Sanpaolo IMI Institutional Asset Management S.p.A..

(M)
SDS—Società a Destinazione Specifica (Specific Purpose Company) for securitization of leasing loans (in accordance with Law 130 of April 30, 1999).

10.1 Investments in jointly-controlled companies (carried at equity) and in companies under to significant influence: information on investments

				Ownership		Voting rights at ordinary shareholders' meeting %(2)
Company name			Type of relationship(1)				Book value
		Registered offices		Held by	%			Remarks
							(€/mil)
Investments carried at equity
1	Aeroporti Holding S.r.l.	Turin	4	IMI Investimenti	30.00	30.00	9	(A)
2	Allfunds Bank S.A.	Spain	7	Sanpaolo IMI	50.00	50.00	19
3	Banque Palatine S.A. (ex Banque Sanpaolo S.A.)	France	4	Sampaolo IMI	40.00	40.00	183	(B)
4	Cassa dei Risparmi di Forlì S.p.A.	Forlì	7	Sanpaolo IMI	38.25	38.25	82
5	Cassa di Risparmio di Firenze S.p.A.	Florence	4	Sanpaolo IMI	18.66	18.70	239	(C)
6	CBE Service S.p.r.l.	Belgium	4	Sanpaolo IMI	31.70	31.70	—
7	Cedar Street Securities Corp.	United States	1	Banca IMI Securities	100.00	100.00	—
8	Consorzio Studi e Ricerche Fiscali	Rome	1	Sanpaolo IMI	55.00	55.00	—
				Banca Fideuram	10.00	10.00	—
				A.I.P.	10.00	10.00	—
				Sanpaolo IMI Asset Management	5.00	5.00	—
				Banca IMI	5.00	5.00	—
				Banca OPI	5.00	5.00	—
				Sanpaolo Leasint	5.00	5.00	—
				IMI Investimenti	2.50	2.50	—
				Sanpaolo IMI Private Equity	2.50	2.50	—

					100.00	100.00
9	Consumer Financial Services S.r.l.	Bologna	1	Neos Banca	100.00	100.00	1
10	CR Firenze Gestion Internationale S.A.	Luxembourg	4	Sanpaolo IMI	20.00	20.00	4
11	Finor d.o.o.	Slovenia	1	Banka Koper	100.00	100.00	2
12	Global Menkul Degerler A.S.	Turkey	4	Banca IMI	20.00	20.00	3	(D)
13	I. Tre Iniziative Immobiliari Industriali S.p.A.	Rovigo	4	Cassa di Risparmio Padova e Rovigo	20.00	20.00	—
14	Immobiliare 21 S.r.l.	Milan	1	Sanpaolo IMI	100.00	100.00	—
15	Immobiliare Nettuno S.p.A.	Bologna	1	Cassa di Risparmio Bologna	100.00	100.00	1
16	IW Bank S.p.A.	Milan	4	Banca IMI	20.00	20.00	5
17	Lama Dekani d.d.	Slovenia	1	Banka Koper	78.41	78.41	2
18	Liseuro S.p.A.	Udine	4	Sanpaolo IMI	35.11	35.11	1
19	Sagat S.p.A.	Turin	4	IMI Investimenti	12.40	12.40	7
20	Sanpaolo IMI Equity Management S.A.	Luxembourg	1	Sanpaolo IMI Private Equity	99.99	99.99	1
				LDV Holding	0.01	0.01	—

					100.00	100.00	1
21	Sanpaolo IMI Management Ltd	United Kingdom	1	Sanpaolo IMI Private Equity	100.00	100.00	1
22	Sanpaolo IMI Private Equity Scheme B.V.	Netherlands	4	Ldv Holding	23.50	29.38	—
				Sanpaolo IMI Equity Management	20.00	—	—

					43.50	29.38	—	(E)

23	Sanpaolo Leasint G.M.B.H.	Austria	1	Sanpaolo Leasint	100.00	100.00	1
24	Sinloc—Sistemi Iniziative Locali S.p.A.	Turin	4	FIN. OPI	11.85	11.85	6
				Banca OPI	8.15	8.15	4

					20.00	20.00	10
25	Società Friulana Esazione Tributi S.p.A.	Udine	4	Gest Line	33.33	33.33	2
26	Società Gestione per il Realizzo S.p.A.	Rome	4	Sanpaolo IMI	28.31	28.31	1
				Banca Fideuram	0.64	0.64	—

					28.95	28.95	1
27	Splosna Plovba Portoroz d.o.o.	Slovenia	4	Banka Koper	21.00	21.00	—
28	Studi e Ricerche per il Mezzogiorno	Naples	1	Sanpaolo IMI	16.67	16.67	—
				Banca OPI	16.67	16.67	—
				Sanpaolo IMI Investimenti	16.67	16.67	—
				Sanpaolo Banco di Napoli	16.66	16.66	—

					66.67	66.67
29	Synesis Finanziaria S.p.A.	Turin	4	IMI Investimenti	25.00	25.00	112
30	Tobuk Ltd	Ireland	1	Sanpaolo IMI Bank Ireland	100.00	100.00	—
31	Trivimm S.r.l.	Verona	4	Sanpaolo IMI	23.00	23.00	—
32	W.D.W. S.A.	France	1	Banque Privèe Fideuram Wargny	99.92	99.92	—
33	West Trade Center S.A.	Romania	1	Sanpaolo IMI Internazionale	100.00	100.00	—
34	Aeroporto di Napoli S.p.A. (in liq.)	Naples	4	Sanpaolo IMI	20.00	20.00	—
35	BN Finrete S.p.A. (in liq.)	Naples	1	Sanpaolo IMI	99.00	99.00	—
36	Cardine Suisse S.A. (in liq.)	Switzerland	1	Sanpaolo IMI	100.00	100.00	—
37	Centradia Group Ltd (in liq.)	United Kingdom	4	Sanpaolo IMI	30.45	30.45	—
38	Cioccolato Feletti S.p.A. (in liq.)	Aosta	1	Sanpaolo IMI	95.00	100.00	—
39	Consorzio Bancario SIR S.p.A. (in liq.)	Rome	4	Sanpaolo IMI	32.84	32.84	—
40	Cotonificio Bresciano Ottolini S.r.l. (in liq.)	Brescia	1	Sanpaolo IMI	97.58	97.58	—
41	Emil Europe `92 S.r.l. (in liq.)	Bologna	1	Cassa di Risparmio Bologna	93.47	93.47	—
42	G.E.CAP S.p.A. (in liq.)	Foggia	4	GEST Line	37.25	37.25	—
43	Imifin S.p.A. (in liq.)	Rome	1	Sanpaolo IMI	100.00	100.00	—
44	IMI Bank A.G. (in liq.)	Germany	1	Sanpaolo Bank	100.00	100.00	—
45	Integra S.r.l. (in liq.)	Belluno	4	Cassa di Risparimio Padova e Rovigo	29.64	29.64	—
46	ISC Euroservice G.M.B.H. (in liq.)	Germany	1	Sanpaolo IMI	80.00	80.00	—
47	Mega International S.p.A. (arrangement with creditors)	Ravenna	4	Neos Banca	48.00	48.00	—
48	Progema S.r.l. (in liq.)	Turin	4	SEP	10.00	10.00	—
				Neos Banca	10.00	10.00	—

					20.00	20.00

49	S.A.G.E.T. S.p.A. (in liq.)	Teramo	1	GEST Line	99.98	99.98	—
50	Sanpaolo U.S. Holding Co. (in liq.)	United States	1	Sanpaolo IMI	100.00	100.00	3
51	Se.Ri.T. S.p.A. (in liq.)	Teramo	1	GEST Line	100.00	100.00	—
52	Sicilsud Leasing S.p.A. (in liq.)	Palermo	1	FIN. OPI	100.00	100.00	—	(F)
53	West Leasing S.A. (in liq.)	Romania	1	Sanpaolo IMI Bank Romania	88.71	88.71	1
Total investments "carried at equity"							690
Total excess in net shareholders' equity							129
Total caption 100. Investments							819

Notes to the table of investments carried at equity:

(1)
Type of relationship:

  1 = majority of voting rights at ordinary shareholders' meeting

  2 = dominant influence at ordinary shareholders' meeting

  3 = agreements with other shareholders

  4 = companies subject to significant influence

  5 = single management pursuant to clause 26, paragraph 1, of legislative decree 87/92

  6 = single management pursuant to clause 26, paragraph 2, of legislative decree 87/92

  7 = joint control

  8 = majority of benefits and risks (SIC 12).

(2)
Availability of voting rights at ordinary shareholder's meeting. Any "potential votes" are highlighted in specific notes.

(A)
In November 2005 the company was sold by Sanpaolo IMI Private Equity to IMI Investimenti.

(B)
The evaluation was carried out on the basis of the consolidated financial statements drawn up by the subsidiary.

(C)
The evaluation was carried out on the basis of the consolidated financial statements drawn up by the subsidiary as at 30 September 2005.

(D)
The holding was acquired in November 2005.

(E)
Company for which LDV B.V. has initiated the disposal process (IFRS5).

(F)
In January 2006 the company was removed from the Company Register.

        The following table highlights the goodwill arising on shareholders' equity as a result of investments carried at equity included in the financial statements under "Equity investments" (caption 100).

Company name	Goodwill arising on application of the equity method
(€/mil)
A. Investments carried at equity:
Cassa dei Risparmi di Forlì S.p.A.	66
Cassa di Risparmio di Firenze S.p.A.	47
Sagat S.p.A.	10
Allfunds Bank S.A.	6
Total	129

10.2 Equity investments in jointly-controlled companies and in companies subject to significant influence: accounting information

Company name	Total assets	Total revenues	Profit (loss)	Shareholders' equity	Consolidated Book value	Fair value	Notes
	(€/mil)
A. Companies evaluated using the equity method
A.1 subject to joint control
1 Allfunds Bank S.A.	113	118	9	39	19	XXX
2 Cassa dei Risparmi di Forlì S.p.A.	2,946	188	3	214	82	XXX
A.2 subject to significant influence
3 Aeroporti Holding S.r.l.	39	—	—	30	9	XXX	(A)
4 Banque Palatine S.A. (ex Banque Sanpaolo S.A.)	8,173	433	34	458	183	XXX	(B)
5 Cassa di Risparmio di Firenze S.p.A.	21,626	746	121	1,280	239	527	(C)
6 CBE Service S.p.r.l.	—	—	—	—	—	XXX	(A)
7 Cedar Street Securities Corp.	—	—	—	—	—	XXX
8 Consorzio Studi e Ricerche Fiscali	1	2	—	—	—	XXX
9 Consumer Financial Services S.r.l.	9	1	—	1	1	XXX
10 CR Firenze Gestion Internationale S.A.	32	60	16	18	4	XXX
11 Finor d.o.o.	18	4	—	2	2	XXX
12 Global Menkul Degerler A.S.	31	1,421	—	10	3	XXX	(A)
13 I. Tre Iniziative Immobiliari Industriali S.p.A.	10	4	—	—	—	XXX	(A)
14 Immobiliare 21 S.r.l.	2	—	—	—	—	XXX
15 Immobiliare Nettuno S.p.A.	1	—	—	1	1	XXX
16 IW Bank S.p.A.	572	50	6	27	5	XXX
17 Lama Dekani d.d.	7	3	—	2	2	XXX	(D)
18 Liseuro S.p.A.	9	4	—	4	1	XXX
19 Sagat S.p.A.	142	60	7	54	7	XXX	(E)
20 Sanpaolo IMI Equity Management S.A.	1	2	1	1	1	XXX
21 Sanpaolo IMI Management Ltd	1	2	—	1	1	XXX
22 Sanpaolo IMI Private Equity Scheme B.V.	—	—	—	—	—	XXX
23 Sanpaolo Leasint G.M.B.H.	4	1	—	1	1	XXX
24 Sinloc—Sistemi Iniziative Locali S.p.A.	48	2	1	47	10	XXX
25 Società Friulana Esazione Tributi S.p.A.	43	9	—	6	2	XXX	(A)
26 Società Gestione per il Realizzo S.p.A.	63	36	5	25	1	XXX	(A)
27 Splosna Plovba Portoroz d.o.o.	10	5	—	4	—	XXX	(A)
28 Studi e Ricerche per il Mezzogiorno	1	1	—	1	—	XXX	(A)
29 Synesis Finanziaria S.p.A.	9,687	753	30	449	112	XXX
30 Tobuk Ltd	—	—	—	—	—	XXX
31 Trivimm S.r.l.	2	1	—	1	—	XXX
32 W.D.W. S.A.	—	—	—	—	—	XXX
33 West Trade Center S.A.	—	—	—	—	—	XXX
34 Aeroporto di Napoli S.p.A. (in liq.)	—	—	—	—	—	XXX	(A)
35 BN Finrete S.p.A. (in liq.)	2	—	—	—	—	XXX
36 Cardine Suisse S.A. (in liq.)	1	—	—	1	—	XXX	(F)
37 Centradia Group Ltd (in liq.)	3	6	(2)	(26)	—	XXX	(E)
38 Cioccolato Feletti S.p.A. (in liq.)	—	—	—	—	—	XXX
39 Consorzio Bancario SIR S.p.A. (in liq.)	1	—	—	(500)	—	XXX	(A)
40 Cotonificio Bresciano Ottolini S.r.l. (in liq.)	—	—	—	—	—	XXX
41 Emil Europe '92 S.r.l. (in liq.)	20	19	—	1	—	XXX
42 G.E.CAP S.p.A. (in liq.)	31	—	—	1	—	XXX
43 Imifin S.p.A. (in liq.)	1	—	—	—	—	XXX
44 IMI Bank A.G. (in liq.)	—	—	—	—	—	XXX	(A)
45 Integra S.r.l. (in liq.)	—	—	—	—	—	XXX	(A)
46 ISC Euroservice G.M.B.H. (in liq.)	—	—	—	—	—	XXX	(D)
47 Mega International S.p.A. (arrangement with creditors)	—	—	—	(2)	—	XXX	(A)
48 Progema S.r.l. (in liq.)	—	—	—	—	—	XXX	(A)
49 S.A.G.E.T. S.p.A. (in liq.)	1	—	—	—	—	XXX
50 Sanpaolo U.S. Holding Co. (in liq.)	6	2	2	6	3	XXX
51 Se.Ri.T. S.p.A. (in liq.)	17	1	—	—	—	XXX
52 Sicilsud Leasing S.p.A. (in liq.)	1	2	(1)	—	—	XXX	(G)
53 West Leasing S.A. (in liq.)	1	—	—	1	1	XXX

Notes to the tables on information on investment relationships:

(A)
Data refers to the financial statements at 31 December 2004 drawn up by the subsidiary.

(B)
Data refers to the consolidated financial statements drawn up by the subsidiary.

(C)
Data refers to the consolidated financial statements at September 31, 2005 drawn up by the subsidiary. The total revenue caption contains the total company's consolidated "net operating income".

(D)
Data refers to the financial statements at June 30, 2005 drawn up by the subsidiary.

(E)
Data refers to the consolidated financial statements at December 31, 2004 drawn up by the subsidiary.

(F)
Data refers to the liquidation financial statements at October 31, 2004 drawn up by the subsidiary.

(G)
Data refers to the liquidation financial statements at December 14, 2005 drawn up by the subsidiary.

10.4 Commitments related to investments in jointly-controlled companies

        The purchase contract for shares in Cassa dei Risparmi di Forlì S.p.A., executed on November 29, 2000 between Fondazione CR Forlì (seller) and SANPAOLO IMI and Cassa di Risparmio di Firenze (purchasers), provides that the purchasers transfer to the Fondazione an option to sell a maximum number of ordinary shares representing 51.35% of the CR Forlì capital, exercisable in several tranches, at the unit price of 8.11 euro per share for the first two tranches and at a determined price with reference to the fair market value for the remaining tranches. The put option may be exercised by the Fondazione from June 12, 2002 and up to the 15th day before the expiry of the first period for the termination of the Shareholders' Agreement entered into by the same parties (December 31, 2008). On May 12, 2003 Fondazione CR Forlì exercised the option to purchase on the first tranche of 8,335,370 ordinary shares (representing 8.75% of the share capital) at a price of 68 million euro for the SANPAOLO IMI quota; subsequently, on November 15, 2005 it exercised the put option on the second tranche of 8,103,596 ordinary shares (representing 8.48% of the share capital) at a price of 66 million euro for the SANPAOLO IMI quota. After these acquisitions, the holding of SANPAOLO IMI rose to 38.25%, while the option on the quota of capital still owned by the Fondazione involved 21.29% of the capital.

10.5 Commitments related to investments in companies subject to significant influence

        1 May 2005 saw the expiry of the Shareholders' Agreement executed on November 15, 1999 between Ente Cassa di Risparmio di Firenze, BNP Paribas and SANPAOLO IMI concerning the capital investment of the Cassa di Risparmio di Firenze. Subsequently, on September 28, 2005 SANPAOLO IMI, in acknowledging the lengthy period in which the agreement had not been renewed, resolved to exercise its option to purchase ordinary shares in the Cassa di Risparmio di Firenze, held by the Ente, of 10.78% of capital. The exercise of the option, the validity of which was disputed by the Ente, provided for a price of 3 euro per share, which represented 1.5 times the "base value" of the Cassa di Risparmio di Firenze share, to be calculated in this case by taking into account the evaluation methods normally used for the sector. Because of the dispute by the Ente, the arbitration process required by the agreement was initiated. The board of arbitrators was set up following the appointment of its chair by the Florence court, but has not yet released a decision.

        For completeness, the characteristics of the other commitments undertaken by the Parent Bank for the purchase of Banka Koper (company consolidated line by line), Banca delle Marche, Si Holding (Available-for-sale assets) and Banca Italo Albanese are outlined below.

  •
  The agreement entered into by the Bank with the majority shareholders in Banka Koper D.D. aimed at the acquisition of a controlling holding in the company, provides that SANPAOLO IMI guarantee, in the case of the successful outcome of the OPA launched on the entire capital of the company in March 2002, a put option on the shares owned by the relevant shareholders that had not contributed to OPA; this right is extended to each shareholder who contributes at least one share to OPA. Each shareholder could exercise the put option in the 30 days following March 31, June 30, September 30 and December 31 of each year starting from 30 days subsequent to December 31, 2002 and up to 30 days following June 30, 2006. The price was the OPA price increased by the interest calculated at the rate paid by Banka Koper for deposits to one year and one day in Slovenian Tolar for the period running from the last day of validity of the OPA to the day of exercise of the option, reduced by the dividends received on the shares that were the subject of the option.

  •
  With regard to the agreement entered into on July 16, 2003 by SANPAOLO IMI with the Foundation shareholders of the Banca delle Marche S.p.A., which led to the purchase of 7% of that credit company, SANPAOLO IMI acknowledged to the Foundations a put option on 8% of the Bank's capital, that can be exercised by December 31, 2006. The unit price of exercising the put option will be the greater amount between: (i) 1.8 euro, increased by interest at the Euribor rate at a month (base 365) from the date of fulfillment of the contract to the date of exercise of the option, less the dividends received by the Foundations in the same period and (ii) 1.8 euro increased by any rise in shareholders' equity per share of Banca delle Marche S.p.A. from December 31, 2002 to the date of exercise of the option on the basis of the last financial statements or half-year financial report, whichever is closer. With regard to the shareholders' agreements valid up to December 31, 2006, which the parties may agree to extend, SANPAOLO IMI's right of pre-emption was acknowledged on the purchase of residual shares that the Foundations may decide to sell, with the exception of limited situations, as well as the right of co-selling (at a price not less than the purchase price) if the pre-emption right is not exercised.

  •
  On September 22, 2005, SANPAOLO IMI, together with a pool of other banks, issued a "purchase offer" on some Si Holding shares held by shareholders other than the offering parties, subject to certain conditions and representing the acquisition of around 23% of the share capital.

  •
  On December 7, 2005, SANPAOLO IMI signed an agreement to acquire a holding of 80% in Banca Italo Albanese from the Capitalia Group and from the Albanian Ministry of Finance. SANPAOLO IMI also entered into a put and call agreement with the third shareholder European Bank for Reconstruction for the acquisition of the remaining 20% of the share capital.

SECTION 11—TECHNICAL RESERVES REASSURED WITH THIRD PARTIES—CAPTION 110

11.1 Insurance reserves attributable to reassures: break-down

12/31/2005
(€/mil)
A. Casualty branch	24
A1. premiums reserves	12
A2. claims reserves	12
A3. other reserves	—
B. Life branch	5
B1. mathematical reserves	4
B2. reserves for amounts to be disbursed	1
B3. other reserves	—
C. Technical reserves for investment risks to be borne by the insured	—
C1: reserves for contracts with disbursements connected with investment funds and market indices	—
C2: reserves from pension fund management	—
D. Total technical reserves carried by reinsurers	29

11.2 Changes in caption 110 "Insurance reserves attributable to reassures"

        Insurance reserves attributable to reassures did not undergo significant variations as compared with the previous financial year.

SECTION 12—TANGIBLE ASSETS—CAPTION 120

12.1 Tangible assets: break-down of assets valued at cost

Asset/Value				12/31/2005	12/31/2004
				(€/mil)
A. Functional assets
	1.1	owned by the Bank		1,987	2,101
		a)	land	912	922
		b)	buildings	819	886
		c)	fixtures and fittings	99	105
		d)	electrical equipment	118	149
		e)	other	39	39
	1.2	leased		69	92
		a)	land	31	30
		b)	buildings	26	26
		c)	fixtures and fittings	1	—
		d)	electrical equipment	10	35
		e)	other	1	1
Total A				2,056	2,193
B.	Tangible assets held for investment
	2.1	owned by the Bank		121	135
		a)	land	91	96
		b)	buildings	30	39
	2.2	leased		—	—
		a)	land	—	—
		b)	buildings	—	—
Total B				121	135
Total (A + B)				2,177	2,328

12.2 Tangible assets: break-down of assets evaluated at fair value or revaluated

        The SANPAOLO IMI Group did not carry out an evaluation at fair value of tangible assets.

12.3 Tangible assets: annual changes

				Land	Buildings	Fixtures and fittings	Electrical equipment	Other	12/31/2005 Total
				(€/mil)
A.	Gross opening balance			952	2,711	460	1,290	557	5,970
	A.1	Total net decreases in value		—	1,799	355	1,106	517	3,777
	A.2	Net opening balance		952	912	105	184	40	2,193
B.	Increases			12	67	23	72	92	266
	B.1	Purchases		5	16	20	68	91	200
	B.2	Capitalized improvement expenses		—	37	—	—	—	37
	B.3	Write-backs		—	—	—	—	—	—
	B.4	Positive fair value changes charged to:		—	—	—	—	—	—
		a)	shareholders' equity	—	—	—	—	—	—
		b)	statement of income	—	—	—	—	—	—
	B.5	Positive exchange differences		—	—	—	—	—	—
	B.6	Transfers from assets held for investment		3	6	—	—	—	9
	B.7	Other changes		4	8	3	4	1	20
C.	Decreases			(21)	(134)	(28)	(128)	(92)	(403)
	C.1	Sales		(6)	(34)	(1)	(6)	(1)	(48)
	C.2	Depreciation		—	(77)	(20)	(108)	(28)	(233)
	C.3	Value adjustments due to deterioration charged to:		(1)	(1)	(2)	—	—	(4)
		a)	shareholders' equity	—	—	—	—	—	—
		b)	statement of income	(1)	(1)	(2)	—	—	(4)
	C.4	Negative fair value changes charged to:		—	—	—	—	—	—
		a)	shareholders' equity	—	—	—	—	—	—
		b)	statement of income	—	—	—	—	—	—
	C.5	Negative exchange differences		—	—	—	—	—	—
	C.6	Transfers to:		(14)	(18)	(3)	—	—	(35)
		a)	tangible assets held for investment	—	—	—	—	—	—
		b)	assets being disposed of	(14)	(18)	(3)	—	—	(35)
	C.7	Other changes		—	(4)	(2)	(14)	(63)	(83)
D.	Net closing balance			943	845	100	128	40	2,056
	D.1	Total net decreases in value		—	1,722	335	998	489	3,544
	D.2	Gross closing balance		943	2,567	435	1,126	529	5,600

12.4 Tangible assets held for investment: annual changes

				12/31/2005
				Land	Buildings
				(€/mil)
A.	Opening balance			96	39
B.	Increases			8	3
	B.1	Purchases		5	3
	B.2	Capitalized improvement expenses		—	—
	B.3	Net positive fair value changes		—	—
	B.4	Write-backs		—	—
	B.5	Positive exchange differences		—	—
	B.6	Transfers from tangible assets		—	—
	B.7	Other changes		3	—
C.	Decreases			(13)	(12)
	C.1	Sales		(6)	(1)
	C.2	Amortization/depreciation		—	(1)
	C.3	Net negative fair value changes		—	—
	C.4	Adjustments for impairment		(1)	—
	C.5	Negative exchange differences		—	—
	C.6	Transfers to other asset portfolios		(6)	(9)
		a)	tangible assets	(3)	(6)
		b)	assets being disposed of	(3)	(3)
	C.7	Other changes		—	(1)
D.	Closing balance			91	30
E.	Evaluated at fair value			91	39

12.5 Commitments to purchase tangible assets

        The Group has no significant commitments to purchase tangible assets.

Depreciation rate of tangible assets

Tangible assets	Depreciation rate applied (range %)
Property
—buildings	3.75%
furniture and plant fixtures
—fixtures and fittings	from 24% to 30%
—electrical equipment	40%
—other	from 30% to 60%

SECTION 13—INTANGIBLE ASSETS—CAPTION 130

13.1 Intangible assets: break-down by type of asset

				12/31/2005		12/31/2004
Caption/Value				Definite life	Indefinite life	Definite life	Indefinite life
				(€/mil)
A.1	Goodwill			X	756	X	766
	A.1.1	attributable to the group		X	756	X	766
	A.1.2	attributable to minority interests		X	—	X	—
A.2	Other intangible assets			252	—	289	—
	A.2.1	Assets valued at cost		252	—	289	—
		a)	Intangible assets generated internally	169	—	194	—
		b)	Other assets	83	—	95	—
	A.2.2	Assets valued at fair value		—	—	—	—
		a)	Intangible assets generated internally	—	—	—	—
		b)	Other assets	—	—	—	—
Total				252	756	289	766

        The following table shows the list of goodwill amounts for the SANPAOLO IMI Group as of December 31, 2005 and highlights the company to which such goodwill relates.

Analysis of goodwill

12/31/2005
(€/mil)
Banco di Napoli	636
Banka Koper	57
Noricum	24
Gruppo Cardine	11
Sanpaolo IMI Private Equity	7
Inter-Europa Bank	5
Eptaconsors	5
Banca Popolare dell'Adriatico	4
Other	7
Total	756

Information on the method used to undertake the impairment test on the goodwill

        For the purposes of the impairment test, the goodwill amounts of the SANPAOLO IMI Group were allocated to the following three business areas:

  •
  Banking

  •
  Savings and Assurance

  •
  Asset Management and International Private Banking

        Goodwill is monitored at the central function level. However, in conformity with international accounting standards, which require the allocation of goodwill to entities, single cashflow-generating units or groups thereof, no larger than the segments identified for management reporting, goodwill has been attributed to the above business areas.

        Of a total goodwill book value of 756 million euro, 727 million euro can be allocated to the business area "Banking". The impairment test carried out on the three business areas did not reveal any impairment in the goodwill.

Parameters used for impairment test of the goodwill allocated to the "Banking activities" business area

        An impairment loss to goodwill will be recorded where the recoverable amount is lower than its current book value in the goodwill allocated to "Banking".

        The recoverable value of the business area "Banking" was determined through the calculation of its value in use. For the purposes of the impairment test the following data, methods and assumptions were used:

  •
  economic-financial and asset "protections" contained the Group's 2006-2008 Industrial Plan approved by the Board of Directors, including analysis on specific issues;

  •
  "maximum dividend distribution" method, for which the estimate, beyond the scope of the plan, extrapolates on the basis of the assumptions of sustainable growth of the economic and financial indicators of the business area "Banking";

  •
  net "capital cost" of 8.5-9.5%, calculated using the Capital Asset Pricing Model.

13.2 Intangible assets: annual changes

		Other intangible assets: generated internally		Other intangible assets: other
	Goodwill	Definite life	Indefinite life	Definite life	Indefinite life	Total
	(€/mil)
A. Opening balance	766	368	—	218	—	1,352
A.1. Total net decreases in value	—	174	—	123	—	297
A.2. Net opening balance	766	194	—	95	—	1,055

B Increases	—	104	—	68	—	172
B.1 Purchases	—	87	—	68	—	155
B.2 Increases in internal intangible assets	X	17	—	—	—	17
B.3 Write-backs	X	—	—	—	—	—
B.4 Positive fair value changes charged to:	—	—	—	—	—	—
—shareholders' equity	X	—	—	—	—	—
—statement of income	X	—	—	—	—	—
B.5 Positive exchange differences	—	—	—	—	—	—
B.6 Other changes	—	—	—	—	—	—

C. Decreases	(10)	(129)	—	(80)	—	(219)
C.1 Sales	—	—	—	—	—	—
C.2 Adjustments	(1)	(127)	—	(71)	—	(199)
—Amortization	X	(127)	—	(69)	—	(196)
—Write-downs	(1)	—	—	(2)	—	(3)
+ shareholders' equity	X	—	—	—	—	—
+ statement of income	(1)	—	—	(2)	—	(3)
C.3 Negative fair value changes charged to:	—	—	—	—	—	—
—shareholders' equity	X	—	—	—	—	—
—statement of income	X	—	—	—	—	—
C.4 Transfers to assets being disposed of	—	(1)	—	(2)	—	(3)
C.5 Negative exchange differences	—	—	—	—	—	—
C.6 Other changes	(9)	(1)	—	(7)	—	(17)

D. Net closing balance	756	169	—	83	—	1,008
D.1 Total net adjustments	1	301	—	192	—	494

E. Gross closing balance	757	470	—	275	—	1,502

13.3 Other information

        The Group has no significant commitments to purchase intangible assets.

Amortization rate of intangible assets Intangible assets with limited useful life	12/31/2005 Depreciation rate applied (range %)
(€/mil)
Software yet to be implemented	—
Software in use	33.33%

SECTION 14—TAX ASSETS AND TAX LIABILITIES—CAPTION 140 UNDER ASSETS AND CAPTION 80 UNDER LIABILITIES

        Tax assets and liabilities are analyzed as follows

	12/31/2005	12/31/2004
	(€/mil)
Tax assets	2,728	3,304
current	988	1,798
deferred	1,740	1,506
Tax liabilities	860	783
current	216	304
deferred	644	479

        The following tables provide details on prepaid/anticipated and deferred tax assets and liabilities and their movements. With regard to their break-down, they are essentially related to taxable income or deductible losses for Italian companies in future years.

14.1 Deferred tax assets: break-down

12/31/2005
(€/mil)
Corresponding statement of income caption	1,136
1 Provisions and reserves	390
2 Loans	202
3 Losses carried forward	4
4 Other	540
Corresponding shareholders' equity caption	604
1 Cash flow hedge	14
2 Recognition of actuarial losses	98
3 Available for sale assets	—
4 Compensated goodwill pursuant to D.Lgs. 87/92	226
5 Adjustments on technical insurance reserves	182
6 Other	84

        The residual categories "other" also include tax adjustments consequent upon the assessment of taxable income in accordance with criteria other than the IAS/IFRS.

14.2 Deferred tax liabilities: break-down

12/31/2005
(€/mil)
Corresponding statement of income caption	192
1 Securities at fair value	27
2 Deductible generic loan losses	119
3 Other	46

Corresponding shareholders' equity caption	452
1 Reserves pursuant to Law 169/83	4
2 Reserves pursuant to Law 213/98	8
3 Financial instruments of the insurance sector	228
4 Available for sale assets	37
5 Other	175

        The residual categories "other" also include tax adjustments consequent upon the assessment of taxable income in accordance with criteria other than the IAS/IFRS.

14.3 Change in deferred tax assets credited to the statement of income

	12/31/2005	12/31/2004
	(€/mil)
1. Initial amount	1,269	1,362
2. Increases	687	248
2.1 Advanced taxes recognized during the year	642	248
a) from previous years	7	—
b) due to adoption of different accounting standards	278	—
c) write-backs	—	—
d) other	357	248
2.2 New taxes or increases in fiscal rates	—	—
2.3 Other increases	45	—

3. Decreases	820	341
3.1 Advanced taxes cancelled during the year	498	323
a) reallocation	498	323
b) Write-downs due to irrecoverability	—	—
c) Adoption of different accounting standards	—	—
3.2 Decreases in fiscal rates	—	—
3.3 Other decreases	322	18

4. Final amount	1,136	1,269

        "Other decreases" include, with no impact on the statement of income, 194 million euro for redistribution of tax amounts entered as open balances in the deferred taxes for FTA which, following the clarifications introduced by Bank of Italy Circular 262, have been entered (net amount) in prepaid assets.

14.4 Change in deferred tax liabilities credited to the statement of income

	12/31/2005	12/31/2004
	(€/mil)
1. Initial amount	141	126
2. Increases	199	62
2.1 Deferred taxes recognized during the year	124	62
a) from previous years	—	—
b) due to adoption of different accounting standards	87	—
c) other	37	62
2.2 New taxes or increases in fiscal rates	—	—
2.3 Other increases	75	—

3. Decreases	148	47
3.1 Deferred taxes cancelled during the year	78	36
a) reallocation	74	36
b) due to adoption of different accounting standards	—	—
c) other	4	—
3.2 Decreases in fiscal rates	—	—
3.3 Other decreases	70	11

4. Final amount	192	141

14.5 Change in deferred tax assets credited in net shareholders' equity

	12/31/2005	12/31/2004
	(€/mil)
1. Initial amount	237	237
2. Increases	526	—
2.1 Advanced taxes recognized during the year	524	—
a) from previous years	—	—
b) due to adoption of different accounting standards	523	—
c) other	1	—
2.2 New taxes or increases in fiscal rates	—	—
2.3 Other increases	2	—

3. Decreases	159	—
3.1 Advanced taxes cancelled during the year	16	—
a) reallocation	16	—
b) Write-downs due to irrecoverability	—	—
c) due to adoption of different accounting standards	—	—
3.2 Decreases in fiscal rates	—	—
3.3 Other decreases	143	—

4. Final amount	604	237

        The "deferred taxes recognized during the year- due to adoption of different accounting standards" also include 98 million euro relating to actuarial losses charged to shareholders' equity.

14.6 Change in deferred liabilities credited in net shareholders' equity

	12/31/2005	12/31/2004
	(€/mil)
1. Initial amount	338	341
2. Increases	388	—
2.1 Deferred taxes recognized during the year	363	—
a) from previous years	—	—
b) due to adoption of different accounting standards	351	—
c) other	12	—
2.2 New taxes or increases in fiscal rates	20	—
2.3 Other increases	5	—

3. Decreases	274	3
3.1 Deferred taxes cancelled during the year	12	1
a) reallocation	—	1
b) due to adoption of different accounting standards	—	—
c) other	12	—
3.2 Decreases in fiscal rates	—	—
3.3 Other decreases	262	2

4. Final amount	452	338

        "Other decreases" include, with no impact on the statement of income, 194 million euro for redistribution of tax amounts entered as open balances in the deferred taxes for FTA which, following the clarifications introduced by Bank of Italy Circular 262, have been entered (net amount) in prepaid assets.

14.7 Other information

        With D.Lgs. 344 of December 12, 2003 the reform was implemented of taxation on corporate income which provided for the introduction of domestic tax consolidation. At the end of 2004 following the authorization of the Board of Directors on October 12, 2004, the domestic tax consolidation of the SANPAOLO IMI Group began (through communication to the finance authorities). Listed below are the companies that adopted this form of taxation for the financial year 2005:

Holding companies:
—SANPAOLO IMI S.p.A.

Subsidiary companies:
—Cassa di Risparmio di Padova e Rovigo S.p.A.
—Cassa di Risparmio di Venezia S.p.A.
—Cassa di Risparmio in Bologna S.p.A.
—Friulcassa S.p.A.
—Sanpaolo Banco di Napoli S.p.A.
—Banca di Intermediazione Mobiliare IMI S.p.A.
—Emil Europe "92 S.r.l. in liquidazione
—FIN. OPI S.p.A.
—GEST Line S.p.A.
—IMI Investimenti S.p.A.
—Immobiliare 21 S.r.l.
—Eurizon Financial Group S.p.A.
—Sanpaolo Fiduciaria S.p.A.
—Sanpaolo IMI Insurance Broker S.p.A.
—Sanpaolo IMI Internazionale S.p.A.
—Sanpaolo Leasint S.p.A.
—Banca Fideuram S.p.A.
—Fideuram Investimenti S.G.R. S.p.A.
—Fideuram Fiduciaria S.p.A.
—Sanpaolo Invest SIM S.p.A.
—Sanpaolo IMI Asset Management S.G.R. S.p.A.
—Sanpaolo IMI Alternative Investments S.G.R. S.p.A.
—Sanpaolo IMI Institutional Asset Management S.G.R. S.p.A.(*)
—Assicurazioni Internazionali di Previdenza S.p.A.
—Fideuram Assicurazioni S.p.A.
—Universo Servizi S.p.A.
—Sanpaolo IMI Private Equity S.p.A.
—Sanpaolo IMI Investimenti per lo Sviluppo S.G.R. S.p.A.
—Sanpaolo IMI Fondi Chiusi S.G.R. S.p.A.
—Neos Banca S.p.A.
—Neos Finance S.p.A.
—Consumer Financial Services S.r.l.
—Servizi S.r.l.(**)

(*)
Incorporated into Sanpaolo IMI Asset Management SGR.

(**)
Incorporated into Neos Banca S.p.A..

        Information on principal tax litigation can be found in Part B—Section 12—Provisions for risks and charges—of these Notes.

SECTION 15—DISCONTINUED OPERATIONS AND GROUPS OF OPERATIONS BEING DISPOSED, AND ASSOCIATED LIABILITIES—CAPTION 150 UNDER ASSETS AND CAPTION 90 UNDER LIABILITIES

15.1 Non current assets and groups of assets being disposed: break-down

			12/31/2005
			(€/mil)
A.	Single assets
	A.1	Equity investments	9
	A.2	Tangible assets	40
	A.3	Intangible assets	—
	A.4	Other non-current assets	—
Total A			49
B.	Groups of assets (operating units sold)
	B.1	Financial assets held for trading	29
	B.2	Financial assets designated as at fair value	—
	B.3	Available-for-sale investments	—
	B.4	Held-to-maturity investments	—
	B.5	Due from banks	66
	B.6	Loans to customers	41
	B.7	Equity investments	—
	B.8	Tangible assets	—
	B.9	Intangible assets	—
	B.10	Other assets	35
Total B			171
C.	Liabilities on single assets being disposed of
	C.1	Debts	—
	C.2	Securities	—
	C.3	Other liabilities	—
Total C			—
D.	Liabilities on groups of assets being disposed of
	D.1	Due to banks	12
	D.2	Due to customers	86
	D.3	Securities issued	—
	D.4	Financial liabilities held for trading	—
	D.5	Financial liabilities evaluated at fair value	—
	D.6	Provisions	25
	D.7	Other liabilities	41
Total D			164

        The caption investments (individual assets) refers to the subsidiary Sanpaolo IMI Private Equity Scheme B.V. (subsidiary company of Sanpaolo IMI Private equity).

        The caption tangible assets refers to portfolio assets to be sold to the Parent Bank and to the network banks.

        The groups of assets (and related liabilities) being disposed of reflect the impact of the classification of assets of the French subsidiaries belonging to the Fideuram Wargny group into those classes.

        During 2005, the Board of Directors of Banca Fideuram appointed consultancy company Banca Rothschild Italia to look into the possibility of selling the French group. The consultancy company began that process, preparing an Information Memorandum and making contact with potential purchasers.

        As a result, several non-binding offers were brought to the attention of the Board of Directors of Banca Fideuram at its meeting of November 10, 2005. The consultancy company then organized meetings with potential purchasers to consider the preliminary Terms Sheet and define the binding offers. These offers are being defined and it is likely that the entire process will be concluded by the end of 2006.

SECTION 16—OTHER ASSETS—CAPTION 160

12/31/2005
(€/mil)
Unprocessed transactions	2,586
Amounts in transit with bank branches and subsidiaries	641
Amounts related to insurance business	532
Amounts due from tax authorities	326
Items related to securities transactions	268
Deposit with Bank of Italy relating to liquidation of Isveimer	58
Checks and other instruments held	36
Deposits with clearing houses	31
Deposit to Bank of Italy relating to the coverage of SGA losses	7
Other items	1,970
Total	6,455

LIABILITIES

SECTION 1—DUE TO BANKS—CAPTION 10

1.1   Due to banks: break-down by type

Type of transaction/Value	12/31/2005
(€/mil)
1. Due to central banks	3,210
2. Due to banks	32,472
2.1 Current accounts and demand deposits	4,853
2.2 Tied deposits	11,793
2.3 Loans	9,481
2.4 Debts for repurchase of own capital instruments	7
2.5 Liabilities corresponding to assets sold and not cancelled	6,078
2.6 Other amounts due	260
Total	35,682
Fair Value	35,773

1.2   Detail of caption 10 "Due to Banks": subordinated payables

        At December 31, 2005 there were no subordinated payables due to banks.

1.4   Break-down of caption 10 "Due to banks": debts subject to microhedging

Type of transaction/Value	12/31/2005
(€/mil)
1. Debts subject to fair value hedging	78
2. Debts subject to cash flow hedging	1,633
Total	1,711

1.5   Detail of caption 10 "Due to Banks": payables for financial leasing

        At December 31, 2005 the Group did not have significant debt positions for financial leasing.

SECTION 2—DUE TO CUSTOMERS—CAPTION 20

2.1   Due to customers: break-down by type

Type of transaction/Value	12/31/2005
(€/mil)
1. Current accounts and demand deposits	74,562
2. Tied deposits	5,734
3. Public funds administered	145
4. Loans	585
5. Debts for repurchase of own capital instruments	79
6. Liabilities corresponding to assets sold and not cancelled	10,545
7. Other amounts due	656
Total	92,306
Fair value	92,306

2.2   Detail of caption 20 "Due to customers": subordinated payables

        At December 31, 2005 subordinated liabilities amounted to two million euro.

        Part F of these Notes contains detail of the subordinated payables.

2.4   Break-down of caption 20 "Due to customers": debts subject to microhedging

Type of transaction/Value	12/31/2005
(€/mil)
1. Debts subject to fair value hedging	110
a) interest rate risk	110
b) exchange rate risk	—

2.5   Detail of caption 20 "Due to customers": payables for financial leasing

        At December 31, 2005 the Group did not have significant debt positions for financial leasing.

SECTION 3—SECURITIES ISSUED—CAPTION 30

3.1 Securities issued: break-down by type

	12/31/2005
Type of security/Value	Book value	Fair value
	(€/mil)
A. Listed securities	13,698	13,953
1. Bonds	10,056	10,311
2. Other securities	3,642	3,642
B. Unlisted securities	33,287	33,287
1. Bonds	24,415	24,415
2. Other securities	8,872	8,872
Total	46,985	47,240

3.2   Detail of caption 30 "Securities issued": subordinated securities

        At December 31, 2005 the amount of subordinated securities issued was 6,219 million euro.

        Part F of these Notes contains detail of the subordinated liabilities.

3.3   Break-down of caption 30 "Securities issued": securities subject to microhedging

Type of transaction/Value	12/31/2005
(€/mil)
1. Debt securities subject to fair value hedging	21,669
2. Debt securities subject to cash flow hedging	889
Total	22,558

SECTION 4—FINANCIAL LIABILITIES HELD FOR TRADING—CAPTION 40

4.1   Financial liabilities held for trading: break-down by type

	12/31/2005
		Fair Value
Type of transaction/Value	Nominal or notional value
		Listed	Unlisted
	(€/mil)
A. Non derivatives financial liabilities
1. Due to banks	39	151	5
2. Due to customers	1,905	2,150	39
3. Debt securities	—	—	—
3.1 Bonds	—	—	—
3.2 Other securities	—	—	—
Total A	1,944	2,301	44
B. Derivatives
1. Financial derivatives	X	648	8,329
2. Credit derivatives	X	—	20
Total B	X	648	8,349
Total (A + B)	X	2,949	8,393

        The financial liabilities held for trading mainly include the portfolios held by Banca IMI in relation to its trading on the financial markets, and are essentially technical exposures on securities.

4.2   Detail of caption 40 "Financial liabilities held for trading": subordinated liabilities

        At December 31, 2005 no subordinated liabilities held for trading had been incurred.

4.4   Financial liabilities held for trading: derivative instruments

Type of derivative/Underlying asset	Interest rates	Currencies and gold	Equities	Loans	Other	Total 12/31/2005
	(€/mil)
A. Listed derivatives
1) Financial derivatives:	1	—	647	—	—	648
with underlying asset exchange	1	—	259	—	—	260
— issued options	—	—	—	—	—	—
— other derivatives	1	—	259	—	—	260
without underlying asset exchange	—	—	388	—	—	388
— issued options	—	—	387	—	—	387
— other derivatives	—	—	1	—	—	1
2) Credit derivatives:	—	—	—	—	—	—
with underlying asset exchange	—	—	—	—	—	—
without underlying asset exchange	—	—	—	—	—	—
Total A	1	—	647	—	—	648
B. Unlisted derivatives
1) Financial derivatives:	7,361	366	494	—	108	8,329
with underlying asset exchange	1	323	47	—	—	371
— issued options	1	78	36	—	—	115
— other derivatives	—	245	11	—	—	256
without underlying asset exchange	7,360	43	447	—	108	7,958
— issued options	610	9	440	—	18	1,077
— other derivatives	6,750	34	7	—	90	6,881
2) Credit derivatives:	17	—	—	3	—	20
with underlying asset exchange	17	—	—	—	—	17
without underlying asset exchange	—	—	—	3	—	3
Total B	7,378	366	494	3	108	8,349
Total (A + B)	7,379	366	1,141	3	108	8,997

        For details of the technical form of derivative contracts, see the summary in Section 17—"Other information" in this part of the Explanatory Notes.

SECTION 5—FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE—CAPTION 50

5.1   Financial liabilities designated at fair value: break-down by type

	12/31/2005
		Fair Value
Type of transaction/Value	Nominal value
		Listed	Unlisted
	(€/mil)
1. Due to banks	—	—	—
2. Due to customers	22,317	—	22,317
3. Debt securities	3,559	—	3,622
Total	25,876	—	25,939

        Liabilities valued at fair value traditionally include amounts collected by the Group's insurance companies through the issuing of mainly financial policies against investments where the risks are borne wholly by the subscribers. The amount of liabilities evaluated at fair value which relate to the insurance business is 22,413 million euro.

        The nominal value of policies relating to the insurance business is indicated at fair value.

5.2   Detail of caption 50 "Financial liabilities designated at fair value": subordinated liabilities

        At December 31, 2005 there were no subordinated liabilities designated at fair value.

SECTION 6—HEDGING DERIVATIVES—CAPTION 60

6.1   Hedging derivatives: break-down by type of contract and underlying asset

Type of derivative/Underlying asset	Interest rates	Currencies and gold	Equities	Loans	Other	Total 12/31/2005
	(€/mil)
A. Listed derivatives
1) Financial derivatives:	—	—	—	—	—	—
with underlying asset exchange	—	—	—	—	—	—
—issued options	—	—	—	—	—	—
—other derivatives	—	—	—	—	—	—
without underlying asset exchange	—	—	—	—	—	—
—issued options	—	—	—	—	—	—
—other derivatives	—	—	—	—	—	—
2) Credit derivatives:	—	—	—	—	—	—
with underlying asset exchange	—	—	—	—	—	—
without underlying asset exchange	—	—	—	—	—	—
Total A	—	—	—	—	—	—
B. Unlisted derivatives
1) Financial derivatives:	293	433	1	—	3	730
with underlying asset exchange	—	433	—	—	3	436
—issued options	—	—	—	—	—	—
—other derivatives	—	433	—	—	3	436
without underlying asset exchange	293	—	1	—	—	294
—issued options	—	—	1	—	—	1
—other derivatives	293	—	—	—	—	293
2) Credit derivatives:	—	—	—	—	—	—
with underlying asset exchange	—	—	—	—	—	—
without underlying asset exchange	—	—	—	—	—	—
Total B	293	433	1	—	3	730
Total (A + B)	293	433	1	—	3	730

        For details on the technical form of derivative contracts, see the summary in Section 17—"Other Information" in this part of the Explanatory Notes.

6.2   Hedging derivatives: break-down by hedged portfolio and type of hedging

        The hedging derivatives recognized at liabilities caption 60 represent the market evaluation of specific fair value hedges transactions against the banking book. Further information on the Group's risk coverage policies can be found in Part E of these Notes.

SECTION 7—ADJUSTMENT FOR FINANCIAL LIABILITIES OF MACROHEDGED ITEMS—CAPTION 70

7.1   Value adjustment of hedged liabilities

Value adjustment of hedged liabilities	12/31/2005
(€/mil)
1. Positive adjustment of financial liabilities	2
2. Negative adjustment of financial liabilities	(37)
Total	(35)

7.2   Liabilities subject to macrohedging of interest-rate risk: break-down

        This caption contains the balance of variations in value of liabilities subject to macrohedging against interest rate risk. Taking advantage of the option that emerged in the definition of the carve out IAS 39, the Group adopted the abovementioned macrohedging, limited to coverage of core deposits.

SECTION 8—TAX LIABILITIES—CAPTION 80

        See Assets—section 14.

SECTION 9—LIABILITIES ON GROUPS OF ASSETS BEING DISPOSED—CAPTION 90

        Detail of and comments on the liabilities associated with groups of assets being disposed of can be found at the corrisponding assets in section 15 of Assets.

SECTION 10—OTHER LIABILITIES—CAPTION 100

10.1 Other liabilities

12/31/2005
(€/mil)
Unprocessed transactions and amounts in transit with branches and subsidiaries	3,010
Amounts available for third parties	1,902
Amounts relating to insurance business	1,656
Tax payment accounts	642
Amounts due to personnel	460
Provisions for guarantees and commitments	354
Due to tax authorities	271
Illiquid balances from portfolio transactions	159
Amounts payable due to settlement value date	153
Other items	1,966
Total	10,573

        Other items include 58 million euro and seven million euro for the Bank of Italy respectively for the liquidation of Isvemeir and loans to be restored ex law 588/96.

SECTION 11—PROVISIONS FOR EMPLOYEE TERMINATION INDEMNITIES—CAPTION 110

11.1 Provisions for employee termination indemnities: annual changes

(€/mil)
A. Opening balance as at 12/31/04	882
B. Increases	193
B.2 Provisions during the year	82
B.3 Other increases	111
C. Decreases	74
C.2 Amounts paid	60
C.3 Other decreases	14
D. Closing balance as at 12/31/05	1,001

        The other increases include 99 million euro relating to the recording of actuarial losses, on the basis of the assessment of an independent actuary, offset against a specifically set-up reserve (66 million euro after the recognition of deferred tax assets of 33 million euro).

11.2 Other information

        Since the provision for employee termination indemnities is contained as a defined benefit fund, the variations in the actuarial evaluations are set out in detail in Section 12 of these Notes (see Defined benefit company pension funds).

SECTION 12—PROVISIONS FOR RISKS AND CHARGES—CAPTION 120

12.1 Provisions for risks and charges: break-down

Caption/Value	12/31/2005	12/31/2004
	(€/mil)
1. Company pension funds	425	209
2. Other provisions for risks and charges	1,457	1,525
2.1 Legal disputes	551	547
2.2 Personnel charges	415	448
2.3 Other	491	530
Total	1,882	1,734

12.2 Provisions for risks and charges: annual changes

	Pension funds	Other funds	Total
	(€/mil)
A. Opening balance as at 12/31/04	209	1,525	1,734
B. Increases	314	529	843
B.1 Provisions during the year	25	269	294
B.2 Changes due to the elapsing of time	84	18	102
B.3 Changes due to discount rate adjustments	198	—	198
B.4 Other increases(*)	7	242	249
C. Decreases	98	597	695
C.1 Use during the year	12	564	576
C.2 Changes due to discount rate adjustments	2	—	2
C.3 Other decreases	84	33	117
D. Closing balance as at 12/31/05	425	1,457	1,882

(*)
Includes the recording of 84 million euro in major funds determined by the application of IAS 32 and 39 and IFRS 4.

Provision for tax litigation

Banca Fideuram S.p.A.

        On December 20, 2005 Banca Fideuram S.p.A. received notice of a challenge by regional revenue officials in Lazio in relation to the financial period 2003-2004 concerning, as well as other less significant matters, the overall taxation regime of the Loyalty Plan of the Network of Private Bankers (Partnership), regarding which the Bank's choice of taxation regime was called into question. The detailed evaluations that were carried out reveal that the taxation regime used in previous years is valid. Consequently, no allocations for potential future disputes were carried out as the risk was considered fairly remote.

Assicurazioni Internazionali di Previdenza S.p.A.

        The pending taxation case involves Fideuram Vita incorporated by Compagnia Assicurazioni Internazionali di Previdenza S.p.A., and is largely recuperative, aimed at obtaining payment by the finance authorities of debts resulting from income declarations and reimbursement demands. In summary:

  •
  the disputes began with a taxation inspection concerning the taxation periods 1985 to 1990 by the Central Taxation Inspectorate (Servizio Centrale degli Ispettori Tributari—SEC.IT) after which IRPEG and ILOR taxation notices were issued concerning the deductibility of the allocations to the mathematical reserves, commissions on purchases and expenditure, where there were income exemptions. The consequent cases were concluded in favour of the Company, after various levels of judgements: the taxation periods 1985, 1986 and 1987 concluded with the judgement of the Supreme Court, and the taxation periods 1988, 1989 and 1990 concluded with the final judgement of the Rome Regional Taxation Commission. Following the finalization of the cases, recovery actions were begun and satisfactorily concluded, as indicated below;

  •
  for the tax period from 1991 to 2001—excluding 1994—the Company, purely on a precautionary basis in order to avoid penalties, in its income tax return conformed with arguments sustained by the tax authorities and, in parallel, made specific claims for reimbursement. This resulted, in addition to the 33 million euro overall, in over 16 million euro in interest resulting from the income declarations, and a further 120 million euro as well as 34 million euro in interest. To obtain the recognition of the latter it became necessary to undertake legal proceedings, currently pending in the Court of Cassation, after the favorable outcome of the proceedings in the first and second instance. Except for the dispute relating to 1997 tax year involving the repayment of credits for an amount of 24 million euro plus seven million euro in interest, for which favorable second-grade sentence was passed with a final judgment. In addition, the very recent sentence issued following the subsequent judgment of compliance established, the Regional Tax Commission of Rome order the Tax Authorities to repay the credit requested as repayment of the legal interest and expenses. Therefore, the repayment should take place in the very near future;

  •
  during 2005 the credits resulting from the income tax declarations relating to the years 1987 to 1993 totaling 25 million euro plus 16 million of interest were repaid.

  •
  in total, the Company claims from the Treasury credits amounting to 138 million euro, plus 44 million euro in interest, including 58 million of capital and interest, definitively due for recovery, and 124 million euro of capital and interest, pending in the Court of Cassation. With regard to the latter, the Company's Board of Directors, in view of the outcome of the proceedings, is of the opinion that the arguments sustained by the Tax Authorities are groundless.

Sanpaolo IMI Bank International S.A.

        On January 5, 2006 Sanpaolo IMI Bank International S.A. was notified by the Portuguese tax authorities of a judgment relating to 2001 in which the company was charged with failure to carry out withholding of interest from bonds for an amount of 28 million euro, demanding its repayment together with compensating interest of five million euro. Subsequently, on January 30, 2006, notification of further judgment was received in which the company the company was charged with same omission for the year 2002 for an amount of 18 million euro for omitted withholdings and two million euro for compensating interest.

        It was immediately reported that the notification relating to 2001 must be considered as untimely, since the deadline for the notification expired on December 31, 2005.

        Therefore, from the substantive point of view, only the dispute relating to 2002 is effectively pending. In this regard the company intends to sustain that the conduct adopted was in conformity with Portuguese tax legislation. Should the local authorities not share this opinion we consider, in any case, that it can be proved that 80% of the interest for 2002 was paid to investors not resident in Portugal and therefore the amount of the withholdings to be paid and the interest must be reduced proportionally. As a result, four million euro have been allocated in the company's financial statements against potential commitments to the tax authorities.

12.3 Defined benefit company pension funds

12.3.1  Details of the funds

        This item provides the information required by IAS 19 for defined benefit funds, including that relating to the employee termination indemnities which are part of them.

        As required by the international accounting standards with reference to plans that share the risk between various entities under common control, the information detailed in the tables below relates to the plans as a whole, with a note specifying the Bank's share.

        As they are defined benefit pension funds, the calculation of the actuarial values required by the adoption of IAS 19 "employee benefits" is performed by an independent Actuary, using the Projected Unit Credit Method, as shown in detail in Part A—Accounting Policies.

        The defined benefits funds, to which certain Group companies are committed may be divided into:

  •
  internal complementary retirement funds;

  •
  external complementary retirement funds.

        The internal funds include:

  •
  The Retirement Fund for the Employees of Banca Popolare dell'Adriatico. This is a complementary pension fund within the liabilities of the bank aimed at guaranteeing its members and beneficiaries a complementary retirement pension in the form of a defined benefit (annuity). SANPAOLO IMI contributes to this fund on behalf of the employees registered from the Banca Popolare dell'Adriatico.

  •
  The Pension Fund for the Employees of Cassa di Risparmio di Venezia. This fund is aimed at covering the commitments for future payments, to those entitled, according to the procedures defined in the internal rules. SANPAOLO IMI contributes to this fund on behalf of the employees registered from the Cassa di Risparmio di Venezia.

  •
  Bank's employee supplementary fund (in addition to INPS benefits) of the Cassa di Risparmio di Gorizia, now Friulcassa. This is a complementary pension fund within the assets of Friulcassa aimed guaranteeing the pensioners, from the Cassa di Risparmio di Gorizia, a supplementary defined benefit pension.

  •
  Bank's employee supplementary fund (in addition to INPS benefits) of the Cassa di Risparmio di Udine e Pordenone, now Friulcassa, a complementary pension fund within the assets of Friulcassa aimed guaranteeing its members, from the Cassa di Risparmio di Udine e Pordenone, a supplementary defined benefit pension.

        The external funds include:

  •
  Bank's employee supplementary fund for the employees of the dell'Istituto Bancario San Paolo di Torino, a fund with legal status and full economic independence pursuant to article 12 of the Italian Civil Code and independent asset management. SANPAOLO IMI is jointly responsible for the commitments of the "Bank" to the employees registered, the pensioners and third parties.

  •
  The Complementary Pension Fund for the employees of Banco di Napoli—Section A is a foundation with legal status and independent management of assets. SANPAOLO IMI is jointly responsible for the commitments of the fund to the employees registered and the other beneficiaries of the former Banco di Napoli; to the retired staff receiving the Supplementary Pension Check, formerly within SANPAOLO IMI; to the employees of the Cassa di Risparmio in Bologna, formerly registered in Complementary Pension Fund for the Employees of said Bank, transferred to the Complementary Pension Fund for the Employees of Banco di Napoli in 2004.

  •
  The Pension Fund for the Employees of the Cassa di Risparmio di Padova e Rovigo—Pensioners Section. This is a fund with legal status and independence of assets pursuant to Article 12 of the Italian Civil Code and independent management of assets. The Cassa di Risparmio di Padova e Rovigo does not make any contributions but is committed to covering any technical deficit, resulting from the relevant actuarial assessment.

12.3.2  Annual change in present value of defined benefit obligations

	12/31/2005			12/31/2004
Defined benefit obligations	Employee termination indemnities	INTERNAL PLANS	EXTERNAL PLANS	Employee termination indemnities	INTERNAL PLANS	EXTERNAL PLANS
	(€/mil)
Defined benefit obligations at beginning of year	882	191	1,721	926	172	1,546
Current service costs	46	3	22	53	3	18
Recognized past service costs	—	—	—	—	—	—
Unrecognized past service costs	—	—	—	—	—	—
Interests costs	36	8	76	45	8	74
Recognized actuarial losses	104	32	229	—	—	—
Unrecognized actuarial losses	—	—	—	9	19	158
Positive exchange differences	—	—	—	—	—	—
Increases—business combinations	5	—	—	14	—	—
Participants' contributions	—	—	—	—	—	—
Recognized actuarial gains	-5	—	(1)	—	—	—
Unrecognized actuarial gains	—	—	—	(6)	—	—
Negative exchange differences	—	—	—	—	—	—
Benefits paid	(60)	(11)	(173)	(131)	(11)	(132)
Decreases—business combinations	(7)	—	—	(24)	—	—
Curtailments	—	—	—	—	—	(30)
Settlements	—	—	—	—	—	—
Other increases	2	—	7	—	—	87
Other decreases	(2)	—	—	(1)	—	—
Defined benefit obligations at end of year	1,001	223	1,881	885	191	1,721
Total unrecognized actuarial gains	—	—	—	6	—	—
Total unrecognized actuarial losses	—	—	—	9	19	158
	12/31/2005			12/31/2004
Analysis of defined benefit obligations Liabilities of defined benefit obligations pension plan	Employee termination indemnities	INTERNAL PLANS	EXTERNAL PLANS	Employee termination indemnities	INTERNAL PLANS	EXTERNAL PLANS
	(€/mil)
a) unfunded plans	1,001	40	—	885	32	—
b) partly funded plans	—	—	—	—	—	—
c) wholly funded plans	—	183	1,881	—	159	1,721

12.3.3  Annual changes in plan assets and other information

	12/31/2005		12/31/2004
Annual changes in fair value of plan assets Plan assets	INTERNAL PLANS	EXTERNAL PLANS	INTERNAL PLANS	EXTERNAL PLANS
	(€/mil)
Fair value of plan assets at beginning of year	155	1,721	152	1,684
Expected return	6	76	7	83
Recognized actuarial losses	(7)	—	—	—
Unrecognized actuarial losses	—	—	—	—
Positive exchange differences	—	—	—	—
Employer contributions	3	8	3	88
Participants' contributions	—	—	—	—
Recognized actuarial gains	—	44	—	31
Unecognized actuarial gains not recorded	—	—	(4)	(3)
Negative exchange differences	—	—	—	—
Benefits paid	(10)	(173)	(10)	(132)
Curtailments	—	—	—	(30)
Settlements	—	—	—	—
Other changes	4	3	7	—
Fair value of plan assets at end of year	151	1,679	155	1,721
Total unrecognized actuarial gains	—	—	4	3
Total unrecognized actuarial losses	—	—	—	—
	12/31/2005				12/31/2004
Plan assets	INTERNAL PLANS	%	EXTERNAL PLANS	%	INTERNAL PLANS	%	EXTERNAL PLANS	%
	(€/mil)
Equity securities	—	—	356	21.2	—	—	304	17.6
Debt securities	139	92.1	1,011	60.2	145	93.5	1,089	63.3
Real estate	—	—	154	9.2	—	—	158	9.2
Insurance activities	—	—	124	7.4	—	—	119	6.9
Other assets	12	7.9	34	2.0	10	6.5	51	3.0

12.3.4  Reconciliation between the current value of the pension plan, the current value of plan assets and the assets and liabilities recognized in the financial statements.

	12/31/2005			12/31/2004
Assets and liabilities recognized	Employee termination indemnities	INTERNAL PLANS	EXTERNAL PLANS	Employee termination indemnities	INTERNAL PLANS	EXTERNAL PLANS
	(€/mil)
Current value of defined benefit obligations	1,001	223	1,881	885	191	1,721
Fair value of the plan assets	N/A	151	1,679	N/A	155	1,721
Fund status	(1,001)	(72)	(202)	(885)	(36)	—
Unrecognized actuarial gains (summation of those accumulated)	—	—	—	6	4	3
Unrecognized actuarial losses (summation of those accumulated)	—	—	—	(9)	(19)	(127)
Unrecognized past service costs	—	—	—	—	—	13
Unrecognized assets because not reimbursable	N/A	—	—	N/A	—	144
Fair value of assets reimbursable by third parties	N/A	—	—	N/A	—	—
	—	—	—	(3)	(15)	33
Recognized assets	—	151	—	—	155	—
Recognized liabilities	1,001	223	202	882	176	33

12.3.5.  Description of main actuarial assumptions

Actuarial assumptions Employee termination indemnities	12/31/2005	12/31/2004
Discount rate	3.7%	4.3%
Expected increase in salaries	2.0%	2.0%
Inflation rate	2.0%	2.0%
	12/31/2005				12/31/2004
Actuarial assumptions INTERNAL PLANS	Discount rate	Rate of expected return	Rate of expected salary increases	Inflation rate	Discount rate	Rate of expected return	Rate of expected salary increases	Inflation rate
Banca popolare dell'Adriatico	3.9%	N/A	2.0%	2.0%	4.5%	N/A	2.0%	2.0%
Cassa di Risparmio di Venezia	4.0%	4.5%	2.0%	2.0%	4.5%	5.0%	2.0%	2.0%
Friulcassa (ex Crup)	3.5%	4.0%	2.0%	2.0%	4.0%	5.0%	2.0%	2.0%
Friulcassa (ex Carigo)	3.6%	N/A	2.0%	2.0%	4.1%	N/A	2.0%	2.0%

	12/31/2005				12/31/2004
Actuarial assumptions EXTERNAL PLANS	Discount rate	Rate of expected return	Rate of expected salary increases	Inflation rate	Discount rate	Rate of expected return	Rate of expected salary increases	Inflation rate
Supplementary pension fund for staff of Istituto Bancario Sanpaolo di Torino	4.0%	4.5%	2.0%	2.0%	4.5%	5.0%	2.0%	2.0%
Supplementary pension fund for staff of Banco di Napoli	3.7%	4.2%	2.0%	2.0%	4.2%	5.0%	2.0%	2.0%
Employee pension fund Cariparo-retired employees section	3.7%	4.2%	2.0%	2.0%	4.2%	5.0%	2.0%	2.0%

12.3.6  Comparative information

	12/31/2005			12/31/2004			12/31/2003
State of the Fund	Employee termination indemnities	INTERNAL PLANS	EXTERNAL PLANS	Employee termination indemnities	INTERNAL PLANS	EXTERNAL PLANS	Employee termination indemnities	INTERNAL PLANS	EXTERNAL PLANS
	(€/mil)
Current value of defined benefit obligations	1,001	223	1,881	885	191	1,721	926	172	1,547
Fair value of plan assets	N/A	151	1,679	N/A	155	1,721	N/A	152	1,684
Fund status	(1,001)	(72)	(202)	(885)	(36)	—	(926)	(20)	137
Adjustments to plan assets	—	—	—	—	—	—	—	—	—
Adjustments to liabilities deriving from the plan	—	—	—	—	—	—	—	—	—

12.4  Provisions for risks and charges—other provisions

Caption/Value	12/31/2005	12/31/2004
	(€/mil)
2. Other funds
2.1 legal disputes	551	547
2.2 personnel charges	415	448
staff leaving incentives	175	280
seniority bonuses to employees	117	83
sundry personnel charges	123	85
2.3 other risks and charges	493	530
other indemnities due to agents of the distribution network	95	62
renegotiation of mortgage loans	18	70
customers' complaints on Cirio, Argentina and Parmalat placements	22	29
other	358	369
Total	1,459	1,525
12/31/2005 months
Average disbursement times for the main appropriations subject to time discounting	Timing for use of own resources
Total Provisions for legal disputes	39
Total Sundry personnel provisions	64
Total Sundry provisions for other risks and charges	60

SECTION 13—TECHNICAL RESERVES—CAPTION 130

13.1 Technical reserves: break-down

			Direct work	Indirect work	Total 12/31/2005
					(€/mil)
A.	Casualty branch		76	—	76
	A1.	premiums fund	52	—	52
	A2.	claims fund	23	—	23
	A3.	other reserves	1	—	1
B.	Life branch		18,356	—	18,356
	B1.	Mathematical reserves	17,588	—	17,588
	B2.	Funds for amounts to be disbursed	73	—	73
	B3.	Other reserves	695	—	695
C.	Technical reserves for investment risks to be borne by the insured		3,681	—	3,681
	C1.	funds for contracts with disbursements connected with pension funds and market indices	3,681	—	3,681
	C2.	funds from pension fund management	—	—	—
D.	Total technical reserves		22,113	—	22,113

13.2 Technical reserves: annual changes

		12/31/2005
		(€/mil)
A.	Casualty branches	76
	—opening balance as at 12/31/04(*)	61
	+/- effect of IFRS 4 adoption	—
	+/- change to the reserve	15
Total casualty branch reserves		76
B.	Life branches	22,037
	—opening balance as at 12/31/04(*)	38,788
	+/- effect of IFRS 4 adoption	(18,866)
	+/- change to the reserve	2,115
Total life branch reserves		22,037
Total technical reserves		22,113

(*)
Excl. IFRS 4

SECTION 14—REDEEMABLE SHARES—CAPTION 150

14.1 Redeemable shares: break-down

        At December 31, 2005 the Group had not issued any redeemable shares.

SECTION 15—GROUP'S SHAREHOLDERS' EQUITY—CAPTIONS 140, 160, 170, 180, 190, 200 AND 220

15.1 Group's shareholders' equity: break-down

Caption/Value		12/31/2005	12/31/2004
		(€/mil)
1.	Capital	5,239	5,218
2.	Additional paid-in capital	769	725
3.	Reserves(*)	4,298	4,575
4.	(Own shares)	(92)	—
	a) Parent Bank	(51)	—
	b) Subsidiaries	(41)	—
5.	Valuation reserves	1,286	343
6.	Capital instruments	—	—
7.	Profit (loss) for the year attributable to the Group	1,983	1,447
Total		13,483	12,308

(*)
Includes valuation reserves for companies carried at equity for 31 million euro.

15.2 "Capital and own shares": break-down

        At December 31, 2005 the Parent Bank's capital, increased during the year by 21,544,600 euro following the exercise of stock options assigned to management, was 5,239,223,740.80 euro, divided into 1,586,967,318 ordinary shares and 284,184,018 preference shares, both with a nominal value of 2.8 euro.

        At December 31, 2005 there were 4,774,774 SANPAOLO IMI shares held by the Group, representing 0.26% of capital, set out on the basis of the new IAS/IFRS criteria as negative components in the shareholders' equity accounts, amounting to 51.0 million euro overall. These shares were held by the Parent Bank and its subsidiaries, as well as by the collective investment entities held within the Group's insurance business and wholly integrated in line with international standards.

        In the year 2005, transactions on SANPAOLO IMI shares were as follows:

  •
  the Parent Bank, not having carried out buying or selling transactions during the year, had 4,015,919 own shares in its portfolio (11.2 million euro nominal value), representing 0.21% of share capital, for a value of 42.5 million euro;

  •
  as part of its institutional dealing activity, at December 31, 2004, Banca IMI held 1,166 SANPAOLO IMI shares in its portfolio. During the year it acquired 4,399,256 shares (12.3 million euro nominal value) for a cost of around 52,3 million euro and sold 4,184,152 shares (11.7 million euro nominal value) for a total cost of 49.6 million euro. At December 31, 2005 the company therefore had 216,270 SANPAOLO IMI shares in its portfolio (0.6 million euro nominal value) equal to 0.01% of the share capital of the Parent Bank, for a value of 2.7 million euro;

  •
  during the year, Banca Fideuram, sold off all SANPAOLO IMI shares it had in its portfolio at the beginning of the financial period;

  •
  at December 31, 2004, the collective investment entities, mainly owned by the subsidiary A.I.P. and consolidated for the first time according to IAS/IFRS standards, held a total of 519,585 shares (1.5 million euro nominal value) for a value of 5.4 million euro. During the half year, these companies acquired 544,000 SANPAOLO IMI shares (1.5 million euro nominal value) for a total of 6.5 million euro and sold 521,000 shares (1.5 million euro nominal value) for a total of 6.1 million euro. Therefore at December 31, 2005, these companies held 542,585 SANPAOLO IMI shares (1.5 million euro nominal value), equal to 0.03% of the share capital of the Parent Bank, for a value of 5.8 million euro.

        In the light of the amount of own shares in the portfolio, the Parent Bank and Banca IMI have the same amount in the non-disposable reserve required by law.

        The own shares of the subsidiaries refer to Banca Fideuram S.p.A. shares in that bank's portfolio.

        At December 31, 2005 those shares, held exclusively by Banca Fideuram in support of the stock option plan, numbered 12,655,273 (2.4 million euro nominal value), equal to 1.3% of share capital (14,997,000 at 12/31/2004).

        In application of IAS 32, these shares are shown, at historic values, in adjustment of Banca Fideuram's shareholders' equity (including the third party quota) for 54.4 million euro.

        The number of own shares decreased in the second half of 2005, following the exercise of 2,341,727 stock options in the context of the 2004 Incentive plan, which provides for the assignment to the Group's Private Bankers of options to acquire Banca Fideuram shares in the ratio of one option per share, to be exercised in the period June-December 2005 at the unit price of 4.43 euro. Following the exercise of the stock options, 2,341,727 shares had been sold.

15.3 Capital—Number of parent company shares: annual changes

Caption/Type			Ordinary	Other
A.	Number of shares at the beginning of the year		1,475,122,818	388,334,018
	—fully paid-up shares		1,475,122,818	388,334,018
	—shares not fully paid up		—	—
	A.1	Own shares (-)	(4,774,774)	—
	A.2	Shares in circulation: opening balance	1,470,348,044	388,334,018
B.	Increases		111,844,500	—
	B.1	New issues	111,844,500	—
		—on a payment basis:	111,844,500	—
		—business combinations	—	—
		—conversion of bonds	—	—
		—exercise of warrants	—	—
		—other	111,844,500	—
		—on a free basis:	—	—
		—in favor of employees	—	—
		—in favor of directors	—	—
		—other	—	—
	B.2	Sale of own shares	—	—
	B.3	Other changes	—	—
C.	Decreases		—	(104,150,000)
	C.1	Cancellation	—	—
	C.2	Purchase of own shares	—	—
	C.3	Sale of companies	—	—
	C.4	Other changes	—	(104,150,000)
D.	Shares in circulation: closing balance		1,582,192,544	284,184,018
	D.1	Own shares (+)	4,774,774	—
	D.2	Number of shares at the end of the year	1,586,967,318	284,184,018
		—fully paid-up shares	1,586,967,318	284,184,018
		—shares not fully paid up	—	—

15.4 Capital—Other information

        Further information on the calculation of "diluted" profit per share can be found in Part C—Section 24 of these Notes.

15.5 Income reserves: Other information

        Further information on the availability and possibility for distribution of Parent Bank profits can be found in Part B section 14 of SANPAOLO IMI S.p.A. financial statements.

15.6 Valuation reserves: break-down

Caption/Value	12/31/2005	12/31/2004
	(€/mil)
1. Available for sale investments	1,157	—
2. Tangible assets	—	—
3. Intangible assets	—	—
4. Foreign investment on hedge	—	—
5. Cash-flow hedge	(18)	—
6. Exchange differences	—	—
7. Discontinued operations	—	—
8. Special revaluation laws	346	343
9. Recognition of actuarial gains/losses	(199)	—
Total	1,286	343

        It should be noted that the Group, in application of paragraphs 93B-93D of IAS 19, as amended by regulation 1910/205 of November 8, 2005, recorded actuarial loses in a special reserve under equity, net of deferred tax, relating to the defined benefit pension funds and the employee termination indemnities for a total amount of 199 million euro. This amount is included in the caption Recognition of actuarial gains/losses.

15.7 Valuation reserves: annual changes

	Available for sale investments	Tangible assets	Intangible assets	Foreign investment hedge	Cashflow hedge	Exchange differences	Recognition of actuarial gains/ losses	Special revaluation laws
	(€/mil)
A. Opening balance	—	—	—	—	—	—	—	343
B. Increases	1,296	—	—	—	5	—	—	3
B.1 Increases in fair value	544	—	—	—	4	—	—	—
B.2 Other changes	752	—	—	—	1	—	—	3
C. Decreases	139	—	—	—	23	—	199	—
C.1 Decreases in fair value	50	—	—	—	2	—	199	—
C.2 Other changes	89	—	—	—	21	—	—	—
D. Closing balance	1,157	—	—	—	(18)	—	(199)	346

        With regard to the valuation reserves on available for sale investments and Cashflow hedge, it should be emphasized that "Other changes", increasing or decreasing, include the recognition of positive or negative valuation reserves recorded in the course of the first application of IAS 32 and 39 and IFRS 4 for a total of 691 million euro (-15 million euro of valuation reserves for Cashflow hedge and 706 million euro for available for sale investments). It should also be noted that valuation reserves for available for sale investments do not include the component of the insured parties attributable to the evaluation of products included under separate management of insurance business ("shadow accounting").

15.8 Valuation reserves of available for sale investments: break-down

	12/31/2005		12/31/2004
	Positive reserve	Negative reserve	Positive reserve	Negative reserve
	(€/mil)
1. Debt securities	130	(2)	—	—
2. Equity instruments	1,039	(10)	—	—
3. Investments fund units	2	(2)	—	—
4. Loans	—	—	—	—
Total	1,171	(14)	—	—

15.9 Valuation reserves of available for sale investments: annual changes

	Debt securities	Equities	OICR shares	Loans
	(€/mil)
1. Opening balance	—	—	—	—
2. Positive changes	225	1,067	4	—
2.1 Increases in fair value	16	527	1	—
2.2 Reallocation of negative reserves to statement of income:
—due to impairment	—	—	—	—
—due to realization	2	—	—	—
2.3 Other changes	207	540	3	—
3. Negative changes	97	38	4	—
3.1 Decreases in fair value	38	10	2	—
3.2 Adjustments to impairment	—	—	—	—
3.3 Reallocation to statement of income from positive reserves:
—due to realization	39	—	2	—
3.4 Other changes	20	28	—	—
D. Closing balance	128	1,029	—	—

SECTION 16—MINORITY INTEREST—CAPTION 210

16.1 Shareholders' equity attributable to minority interests: break-down

Caption/Value	12/31/2005	12/31/2004
	(€/mil)
1. Capital	104	115
2. Additional paid-in capital	—	—
3. Reserves	81	108
4. (Own shares)	(14)	—
5. Valuation reserves	5	4
6. Capital instruments	—	—
7. Profit (loss) attributable to minority interests	57	55
Total	233	282

16.2 Valuation reserves: break-down

Caption/Value	12/31/2005	12/31/2004
(€/mil)
1. Available for sale investments	—	—
2. Tangible assets	—	—
3. Intangible assets	—	—
4. Foreign investment on hedge	—	—
5. Cash-flow hedge	—	—
6. Exchange differences	—	—
7. Discontinued operations	—	—
8. Special revaluation laws	5	4
Total	5	4

16.3 Capital instruments: break-down and annual changes

        At 12/31/2005 the Group's companies had no types of capital instruments.

16.4 Valuation reserves of available for sale investments: break-down

        At 12/31/2005 there were no valuation reserves for available for sale investments attributable to minority interests.

16.5 Valuation reserves: annual changes

	12/31/2005
	Available for sale investments	Tangible assets	Intangible assets	Foreign investment hedge	Cashflow hedge	Exchange differences	Discontinued operations	Special revaluation laws
	(€/mil)
A. Opening balance	—	—	—	—	—	—	—	4
B. Increases	—	—	—	—	—	—	—	1
B.1 Increases in fair value	—	—	—	—	—	—	—	—
B.2 Other changes	—	—	—	—	—	—	—	1
C. Decreases	—	—	—	—	—	—	—	—
C.1 Decreases in fair value	—	—	—	—	—	—	—	—
C.2 Other changes	—	—	—	—	—	—	—	—
D. Closing balance	—	—	—	—	—	—	—	5

OTHER INFORMATION

1.     Guarantees granted and commitments

Transactions	12/31/2005
(€/mil)
1) Financial guarantees granted	8,767
a) Banks	368
b) Customers	8,399
2) Commercial guarantees granted	12,598
a) Banks	610
b) Customers	11,988
3) Irrevocable commitments to grant finance	26,595
a) Banks	4,021
i) certain to be called on	3,333
ii) not certain to be called on	688
b) Customers	22,574
i) certain to be called on	1,735
ii) not certain to be called on	20,839
4) Underlying commitments to credit derivatives: sale of protection	1,892
5) Assets lodged to guarantee minority interest	48
6) Other commitments	5,407
Total	55,307

2.     Assets lodged to guarantee own liabilities and commitments

Portfolios	12/31/2005
(€/mil)
1. Investments held for trading	1,660
2. Investments designated as at fair value	249
3. Available for sale investments	1,483
4. Held-to-maturity investments	1,799
5. Loans to banks	2,236
6. Loans to customers	4,138
7. Tangible assets	—

4.     Break-down of investments including unit-linked and index-linked policies

        Below is detailed information on the assets and liabilities corresponding to unit-linked and index-linked policies, set out in the format required by ISVAP provisions.

	12/31/2005
	Disbursements in connection with pension funds and market indices	Disbursements in connection with pension fund management	Total
	(€/mil)
Assets on the balance sheet	21,832	—	21,832
Infra-group assets	5,480	—	5,480
Total Assets	27,312	—	27,312
Financial liabilities on the balance sheet	22,413	—	22,413
Technical reserves on the balance sheet	3,681	—	3,681
Infra-group liabilities	—	—	—
Total Liabilities	26,094	—	26,094

5.     Administration and dealing on behalf of third parties

Type of services/Amount	12/31/2005
(€/mil)
1. Financial instruments dealing on behalf of third parties
a) Purchases
1. settled	99,476
2. not settled	37
b) Sales
1. settled	99,547
2. not settled	36
2. Portfolio management
a) individual	74,745
b) collective	37,353
3. Custody and administration of securities
a) Third-party securities held on deposit in connection with depositary bank's services (excluding asset management)
1. securities isssued by companies included in the scope of consolidation	36
2. other	97,275
b) other third-party securities held on deposit (excluding asset management): other
1. securities isssued by companies included in the scope of consolidation	17,243
2. other	205,109
c) third-party securities deposited with third parties	194,701
d) own securities deposited with third parties	103,025
4. Other transactions
a) Orders collection	88,685
b) Income from third-party loans on portfolio transactions	17,047
c) Tax collection activities
1. Amounts collected on behalf of tax offices	36,215
2. Amounts collected on mandate from preceding collectors	469
3. Amounts collected on mandate from collectors in other districts	3,477
4. Other amounts collected on behalf of other entities	153

Quantitative information on derivative contracts and forward transactions on currency

        The following table shows the nominal notional capital, divided by type, the forward sales of currency and the derivative contracts on interest rates, exchange and share prices for all the companies consolidated on a line-by-line basis.

Notional amounts	Interest rate related	Exchange rate related	Stockmarket index related	Other	Total
	(€/mil)
OTC trading contracts
—Forward(a)	92,056	22,189	—	—	114,245
—Swap(b)	857,394	845	—	—	858,239
—Options purchased	40,144	18,468	3,387	250	62,249
—Options sold	68,698	19,345	3,503	—	91,546
—Other	4,920	205	—	325	5,450
Listed trading contracts
—Futures purchased	49,850	63	98	—	50,011
—Futures sold	47,952	68	75	—	48,095
—Currency against currency futures	—	231	—	—	231
—Options purchased	3,558	—	6,344	—	9,902
—Options sold	8,048	—	6,456	—	14,504
—Other	—	—	2	—	2
Total dealing contracts	1,172,620	61,414	19,865	575	1,254,474
Total hedging contracts	11,351	2,503	8,918	—	22,772
Overall total	1,183,971	63,917	28,783	575	1,277,246
—of which unlisted contracts	1,074,563	63,556	10,904	575	1,149,598

(a)
Includes F.R.A. contracts and forward currency purchase/sale transactions.

(b)
Mainly includes I.R.S., C.I.R.S. and basis swap contracts.

APPENDIX TO PART B—ESTIMATION OF THE FAIR VALUE OF FINANCIAL INSTRUMENTS

        The table below compares the fair value of the financial instruments with their relative value in the financial statements and summarizes the outcome already presented in Part B in the information given in the tables requested by the Bank of Italy.

	Value in financial statements at 12/31/2005	Fair value at 12/31/2005	Potential capital gain (loss)
	(€/mil)
Assets
Cash and cash equivalents	1,107	1,107	—
Investments held for trading	25,037	25,037	—
Financial assets evaluated at fair value	22,528	22,528	—
Available for sale investments	29,837	29,837	—
Held-to-maturity investments	2,535	2,533	(2)
Loans to banks	28,836	28,814	(22)
Loans to customers	139,507	141,237	1,730
Hedging derivatives	435	435	—
Liabilities
Due to banks	35,682	35,773	(91)
Due to customers	92,306	92,306	—
Securities issued	46,985	47,240	(255)
Financial liabilities held for trading	11,342	11,342	—
Financial liabilities evaluated at fair value	25,939	25,939	—
Hedging derivatives	730	730	—
Total potential capital gain/loss			1,360

        As already highlighted in Part A of these Explanatory Notes, the fair value of financial instruments has been determined using the following methods and key assumptions:

  •
  for debt securities owned by the Group, independently of the classifications provided by IAS 39, the SANPAOLO IMI Group adopted a specific procedure for the determination of the situations constituting an active market based on an analysis of the trading volumes, the range of price movements and the number of listings on the market. When no active market is found, comparable situations are to be identified with the same financial characteristics of the instrument or, as a last resort, cash flows are actualized that include all factors that could have an impact of the value of the instrument (e.g. credit risk, volatility and illiquidity);

  •
  for financial (asset and liability) captions with a residual term equal to or less than 18 months, fair value was reasonably assumed to equal carrying value;

  •
  for loans and deposits on demand, the maturity date of contractual obligations was assumed to be immediate and to coincide with the date of the financial statements; hence fair value was taken at the carrying value;

  •
  for medium-long term loans to customers, fair value was measured using internally defined measurement techniques involving the time discounting of residual contractual flows at current interest rates, adjusted to take into account the credit rating of each individual borrower (the probability of default resulting from the rating) and loss given default;

  •
  for impaired assets, fair value was taken at book value;

  •
  for medium-long term liabilities, consisting of unsecured securities or deposits, fair value was measured by time discounting contractual flows at rates which the Group, at the time of measurement, could apply on the market of reference at the date of the financial statements for similar deposits; in the case of Tier 1 subordinated loans, account was taken of the virtual impossibility of anticipated repurchase/reimbursement and the existence of any clauses/options in favor of the issuer;

  •
  for medium-long term liabilities and structured securities issued, hedged for variations in fair value, the book value, already adjusted for the effects of fair value hedging attributable to the risk covered, was taken as an approximation of the fair value, on the assumption that there had been no significant deviations in the credit spread of the issuer since origination and that there were no other particular or significant risk elements that could impact the fair value.

        The parameters assumed and models used may differ from one financial institution to another, hence where different assumptions are used, the results may significantly differ. IAS/IFRS exclude certain financial instruments (e.g. deposits on demand) and non-financial instruments (e.g. goodwill, tangible assets, equity investments, etc.) from the fair value option, and therefore overall fair value cannot be taken as an estimate of the economic value of the Group.

PART C—INFORMATION ON THE CONSOLIDATED STATEMENT OF INCOME

SECTION 1—INTERESTS—CAPTIONS 10 AND 20

Interest: contribution by type of asset

12/31/2005
(€/mil)
10. Interest income and similar revenues	8,235
20. Interest expenses and similar charges	(3,786)
30. Interest income	4,449
of which: banking group	3,747
of which: insurance sector	702

1.1   Interest income and similar revenues: break-down

	Performing investments
Captions/Technical types	Debt securities	Loans	Impaired investments	Other assets	12/31/2005
	(€/mil)
1. Investments held for trading	441	—	—	—	441
2. Investments designated at fair value	194	—	—	44	238
3. Available for sale investments	831	—	—	—	831
4. Held-to-maturity investments	45	10	—	—	55
5. Due from banks	28	579	—	—	607
6. Loans to customers	6	5,727	122	—	5,855
7. Hedging derivatives(*)	X	X	X	111	111
8. Investments sold and not cancelled	—	46	—	—	46
9. Other assets	X	X	X	51	51
Total	1,545	6,362	122	206	8,235

(*)
Represent the net effect of differentials on derivative hedging contracts.

        Interests matured on investments sold and not cancelled (in relation to repurchase agreements) are summarized in the asset categories.

1.3   Interest income and similar revenues: other information

1.3.1     Interest income on financial assets in currencies

        At December 31, 2005 income on financial assets in currencies amounted to 498 million euro.

1.3.2     Interest income on financial leasing operations

        At December 31, 2005 income on financial leasing operations amounted to 233 million euro.

        Deferred financial gains relating to financial leasing amounted to 698 million euro. This profit is gross of the cost of collection.

1.3.3     Interest income on loans using public funds

        At December 31, 2005 the Group did not have significant interest income on loans using public funds.

1.4   Interest expenses and similar charges break-down

Captions/Technical types	Debts	Securities	Other liabilities	12/31/2005
	(€/mil)
1. Due to banks	(761)	X	(151)	(912)
2. Due to customers	(1,138)	X	(4)	(1,142)
3. Securities issued	X	(1,504)	(90)	(1,594)
4. Financial liabilities held for trading	—	(2)	(42)	(44)
5. Financial liabilities designated as at fair value	—	—	(31)	(31)
6. Liabilities corresponding to assets sold and not cancelled	—	(42)	—	(42)
7. Other liabilities	X	X	(21)	(21)
8. Hedging derivatives(*)	X	X	—	—
Total	(1,899)	(1,548)	(339)	(3,786)

(*)
Represent the net effect of differentials on derivative hedging contracts.

        Interests matured on financial liabilities associated to assets sold and not cancelled (repurchase agreements) are included in due to custmers or banks according to the nature of the counterparty in the transactions.

1.6   Interest expenses and similar charges: other information

1.6.1     Interest expense on liabilities in currencies

        At December 31, 2005 income on liabilities in currencies amounted to 577 million euro.

1.6.2     Interest expense on liabilities for financial leasing operations

        At December 31, 2005 the Group did not have significant interest expense on liabilities for financial leasing operations.

1.6.3     Interest expense on loans using public funds

        At December 31, 2005 the Group did not have significant interest income on loans using public funds.

SECTION 2—COMMISSIONS—CAPTIONS 40 AND 50

Commissions: contribution by type of asset

12/31/2005
(€/mil)
40. Commissions income	4,166
50. Commissions expense	(758)
60. Net commissions	3,408
of which: banking group	3,476
of which: insurance sector	(68)

2.1   Commissions income: break-down

Type of services/Value	12/31/2005
(€/mil)
a) Guarantees granted	101
b) Credit derivatives	—
c) Management, dealing and advisory services:	2,182
1. financial instruments trading	71
2. currency trading	30
3. portfolio management	1,421
3.1 individual	276
3.2 collective	1,145
4. custody and administration of securities	60
5. depositary bank	128
6. placement of securities	102
7. acceptance of instructions	84
8. advisory services	26
9. distribution of third party services	260
9.1 portfolio management	131
9.1.1 individual	—
9.1.2 collective	131
9.2 insurance products	129
9.3 other products	—
d) Collection and payment services	356
e) Servicing for securitization transactions	—
f) Services for factoring transactions	—
g) Tax collection services	193
h) Other services	1,334
Total	4,166
Analysis of the caption "Other services"	12/31/2005
(€/mil)
Loans granted	294
Deposits and current account overdrafts	340
Insurance services	374
Current accounts	179
Other	147
Total	1,334

2.2   Commissions income: products and services distribution channels

Channel/Value	12/31/2005
(€/mil)
a) With own operating points:	1,151
1. portfolio management	1,017
2. placement of securities	34
3. third party services and products	100
b) Outside supply:	575
1. portfolio management	404
2. placement of securities	11
3. third party services and products	160
c) Other distribution channels	57
1. portfolio management	—
2. placement of securities	57
3. third party services and products	—
Total	1,783

2.3   Commissions expense: break-down

Service/Value	12/31/2005
(€/mil)
a) Guarantees received	(13)
b) Credit derivatives	—
c) Management and dealing services	(488)
1. financial instruments trading	(24)
2. currency trading	(1)
3. portfolio management:	(36)
3.1 own portfolio	(18)
3.2 third party portfolio	(18)
4. custody and administration of securities	(28)
5. placement of financial instruments	(18)
6. door-to-door sales of securities, financial products and services	(381)
d) Collection and payment services	(100)
e) Other services	(157)
Total	(758)
Analysis of the caption "Other services"	12/31/2005
(€/mil)
Dealing activities on loan transactions	(12)
Loans obtained	(80)
Insurance services	(16)
Other	(49)
Total	(157)

SECTION 3—DIVIDENDS AND OTHER REVENUES—CAPTION 70

3.1   Dividends and other revenues: break-down

	12/31/2005
Caption/Income	Dividends	Income from OICR shares
	(€/mil)
A. Investments held for trading	317	—
B. Available for sale investments	99	1
C. Investments designated at fair value	58	—
D. Equity investments	—	X
Total	474	1

SECTION 4—PROFITS (LOSSES) ON FINANCIAL TRADING ACTIVITIES—CAPTION 80

4.1   Profits (losses) on financial trading activities: break-down

	12/31/2005
Transaction/Income component	Capital gain (A)	Profit on trading (B)	Capital losses (C)	Losses on trading (D)	Net income [(A+B) - (C+D)]
	(€/mil)
1. Held-for-trading financial assets	147	835	(169)	(575)	238
1.1 Debt securities	63	320	(39)	(330)	14
1.2 Equities	84	504	(130)	(241)	217
1.3 OICR shares	—	—	—	—	—
1.4 Loans	—	—	—	—	—
1.5 Other	—	11	—	(4)	7
2. Financial liabilities held for trading	—	—	—	—	—
2.1 Debt securities	—	—	—	—	—
2.2 Debts	—	—	—	—	—
2.3 Other	—	—	—	—	—
3. Other financial assets and liabilities: exchange differences	X	X	X	X	40
4. Derivative instruments	1,742	35,565	(1,141)	(36,354)	(174)
4.1 Financial derivatives	1,728	35,550	(1,112)	(36,342)	(162)
—on debt securities and interest rates	871	34,530	(357)	(34,874)	170
—on equities and equity indices	608	696	(421)	(881)	2
—on currencies and gold	X	X	X	X	14
—others	249	324	(334)	(587)	(348)
4.2 Credit derivatives	14	15	(29)	(12)	(12)
Total	1,889	36,400	(1,310)	(36,929)	104

        During the year no significant losses or devaluations were recorded in dealing income due to deterioration of debtor's credit status.

SECTION 5—FAIR VALUE ADJUSTMENTS IN HEDGE ACCOUNTING—CAPTION 90

5.1   Fair value adjustments in hedge accounting: break-down

Income component/Value	12/31/2005
(€/mil)
(A) Total income from hedging activities	882
(B) Total charges from hedging activities	(886)
(C) Net hedging income (A-B)	(4)

SECTION 6—PROFITS (LOSSES) FROM SALES/REPURCHASES—CAPTION 100

6.1   Profits (losses) from sales/repurchases: break-down

	12/31/2005
Caption/Income component	Profits	Losses	Net income
	(€/mil)
Investments
1. Loans to banks(*)	—	(1)	(1)
2. Loans to customers(*)	73	(15)	58
3. Available for sale investments	390	(43)	347
3.1 Debt securities	152	(18)	134
3.2 Equities	201	(22)	179
3.3 OICR shares	36	(3)	34
3.4 Loans	1	—	1
4. Held-to-maturity investments	—	—	—
Total assets	464	(59)	404
Financial liabilities
1. Due to banks	—	—	—
2. Due to customers	—	(1)	(1)
3. Securities issued	5	(14)	(9)
Total liabilities	5	(15)	(10)

(*)
In addition to profits/losses from sales, also includes penalties for early settlement of debts.

SECTION 7—PROFITS (LOSSES) ON FINANCIAL ASSETS AND LIABILITIES DESIGNATED AS AT FAIR VALUE—CAPTION 110

7.1   Profits (losses) on financial assets and liabilities designated as at fair value: break-down

	12/31/2005
Transaction/Income component	Capital gain (A)	Profits on disposals (B)	Capital losses (C)	Losses on disposals (D)	Net income [(A+B) - (C+D)]
	(€/mil)
1. Investments	1,369	792	(171)	(124)	1,866
1.1 Debt securities	816	413	(171)	(32)	1,026
1.2 Equities	539	349	—	(76)	812
1.3 OICR shares	14	12	—	(1)	25
1.4 Loans	—	18	—	(15)	3
2. Financial liabilities	36	—	(1,562)	—	(1,526)
2.1 Debt securities	36	—	(62)	—	(26)
2.2 Due to banks	—	—	—	—	—
2.3 Due to customers	—	—	(1,500)	—	(1,500)
3. Other financial assets and liabilities: exchange differences	X	X	X	X	(108)
4. Derivative instruments
4.1 Financial derivatives	18	21	(1)	(21)	(13)
—on debt securities and interest rates	9	1	—	—	10
—on equities and equity indices	9	20	(1)	(21)	7
—on currencies and gold	X	X	X	X	(30)
—other	—	—	—	—	—
4.2 Credit derivatives	—	—	—	—	—
Total derivatives	18	21	(1)	(21)	(13)
Total	1,423	813	(1,734)	(145)	219

        Evaluation of financial liabilities refers essentially to insurance policies where the total risk is retained by the insured parties.

        During the year no significant losses or devaluations were recorded in financial liabilities evaluated at fair value due to deterioration of debtor's credit status.

SECTION 8—IMPAIRMENT LOSSES/WRITE-BACKS—CAPTION 130

8.1   Impairment losses/write-backs: break-down

	12/31/2005
	Adjustments(1)			Write-backs(2)
	Specific			Specific		Portfolio
Transaction/Income component	Cancellations	Other	Portfolio	Due to interests	Other write-backs	Due to interests	Other write-backs	Total (3)=(1)+(2)
	(€/mil)
A. Loans to banks	—	(1)	(1)	—	3	—	—	1
B. Loans to customers	(13)	(614)	(192)	48	327	—	6	(438)
Total	(13)	(615)	(193)	48	330	—	6	(437)

8.2   Impairment losses/write-backs to investments available for sale: break-down

12/31/2005
	Adjustments(1)		Write-backs(2)
	Specific		Specific
Transaction/Income component	Cancellations	Other	Due to interests	Other Write-backs	Total (3)=(1)+(2)
(€/mil)
A. Debt securities	—	—	—	—	—
B. Equities	—	(1)	X	X	(1)
C. OICR shares	—	—	X	—	—
D. Loans to banks	—	—	—	—	—
E. Loans to customers	—	—	—	—	—
F. Total	—	(1)	—	—	(1)

8.3   Impairment losses/write-backs to investments held to maturity: break-down

        No impaired losses/write-backs to investments held to maturity were recorded during the year.

8.4   Impairment losses/write-backs to other financial transactions: break-down

12/31/2005
	Adjustments(1)			Write-backs(2)
	Specific		Portfolio	Specific		Portfolio
Transaction/Income component	Cancellations	Other		Due to interests	Other write-backs	Due to interests	Other write-backs	Total (3)=(1)+(2)
(€/mil)
A. Guarantees granted	—	—	—	—	—	—	—	—
B. Credit derivatives	—	—	—	—	—	—	—	—
C. Commitments to grant finance	—	(24)	(5)	—	25	—	—	(4)
D. Other transactions	—	—	—	—	—	—	—	—
Total	—	(24)	(5)	—	25	—	—	(4)

SECTION 9—NET INSURANCE PREMIUMS—CAPTION 150

9.1   Net insurance premiums: break-down

	Direct work	Indirect work	Total 12/31/2005
		(€/mil)
A. Life branch	3,568	—	3,568
A.1 Gross premiums accounted for (+)	3,573	—	3,573
A.2 Premiums ceded for reinsurance (-)	(5)	X	(5)
A.3 Total	3,568	—	3,568
B. Casualty branch	31	—	31
B.1 Gross premiums accounted for (+)	61	—	61
B.2 Premiums ceded for reinsurance (-)	(21)	X	(21)
B.3 Changes of the gross amount of premium reserve (+/-)	(13)	—	(13)
B.4 Changes in premium reserves reassured with third parties (-/+)	4	—	4
B.5 Total	31	—	31
C. Total net insurance premiums	3,599	—	3,599

SECTION 10—BALANCE OF OTHER INCOME/CHARGES ARISING ON INSURANCE ACTIVITIES—CAPTION 160

10.1 Balance of other income/charges arising on insurance activities: break-down

(€/mil)
12/31/2005
1. Net change in technical reserves	(2,295)
2. Claims accrued and paid during the year	(1,981)
3. Other income/charges arising on insurance activities	(220)
Total	(4,496)
10.2 Break-down of sub-caption "Net change in technical reserves"

(€/mil)
12/31/2005
1. Life branch
A. Technical reserves
A.1 Gross annual amount	(2,258)
A.2 (-) Amount reassured with third parties	2
B. Other technical reserves
B.1 Gross annual amount	(136)
B.2 (-) Amount reassured with third parties	92
C. Technical reserves for investment risks to be borne by the insured
C.1 Gross annual amount	5
C.2 (-) Amount reassured with third parties	—
Total life branch reserves	(2,295)
2. Casualty branch	—
Changes in other technical reserves of casualty branch other than claims fund net of ceded reinsurance	—

10.3 Break-down of sub-caption "Claims accrued during the year"

12/31/2005
(€/mil)
Life branch: charges associated to claims, net of reinsurance ceded
A. Amounts paid
A.1 Gross annual amount	(1,968)
A.2 (-) Amount reassured with third parties	—
B. Changes of funds for amounts to be disbursed
B.1 Gross annual amount	—
B.2 (-) Amount reassured with third parties	—
Total life branch claims	(1,968)
Casualty branch: charges associated to claims, net of recoveries and reinsurance ceded
C. Amounts paid:
C.1 Gross annual amount	(15)
C.2 (-) Amount reassured with third parties	4
D. Changes of recoveries, net of amounts reassured with third parties	—
E. Changes in claims fund
E.1 Gross annual amount	(2)
E.2 (-) Amount reassured with third parties	—
Total life branch claims	(13)

10.4.  Break-down of sub-caption "Other income/charges arising on insurance activities"

12/31/2005
(€/mil)
Other income	17
10.4.1 Life branch	6
10.4.2 Casualty branch	11
Other expenses	(237)
10.4.1 Life branch	(231)
10.4.2 Casualty branch	(6)

SECTION 11—ADMINISTRATIVE COSTS—CAPTION 180

11.1 Personnel costs: break-down

Type of costs/Value	12/31/2005	12/31/2004
	(€/mil)
1) Employees
a) Wages and salaries	(1,971)	(1,972)
b) Social security charges	(521)	(508)
c) Provision for termination indemnities	(38)	(34)
d) Social security costs	(5)	(1)
e) Accruals to provision for termination indemnities	(82)	(99)
f) Accruals to pension funds and similar funds	(31)	(14)
—defined contribution	(1)	—
—defined benefit	(30)	(14)
g) Amounts paid to external complementary social security funds	(59)	(54)
—defined contribution	(57)	(52)
—defined benefit	(2)	(2)
h) Costs arising on payment agreements based on own financial instruments	(7)	(2)
i) Other benefits in favor of employees	(103)	(107)
2) Other personnel	(7)	(13)
3) Directors	(15)	(17)
Total	(2,839)	(2,821)

11.2 Average number of employees by category

	12/31/2005	12/31/2004
Employees	43,181	43,244
1. executives	821	818
2. Total managers	13,673	13,499
—third and fourth level managers	5,016	5,195
3. other employees	28,687	28,927
Other personnel	245	260
Total	43,426	43,504

11.3 Defined benefit company pension funds: total costs

	12/31/2005			12/31/2004
Costs recorded at statement of income	Employee termination indemnity	INTERNAL PLANS	EXTERNAL PLANS	Employee termination indemnity	INTERNAL PLANS	EXTERNAL PLANS
(€/mil)
Employee benefit plan costs related to work performance	(46)	(3)	(22)	(53)	(3)	(18)
Financial costs of determining the present value of the defined benefit obligations	(36)	(8)	(76)	(45)	(8)	(74)
Expected profit from the fund's assets	N/A	6	76	N/A	7	83
Reimbursement from third parties	—	—	—	—	—	—
Recognized actuarial losses	—	—	—	—	—	—
Recognized actuarial income	—	—	—	—	—	—
Employee benefit plan costs related to past work performance(*)	—	—	—	—	—	—
Reduction of the Fund	—	—	—	—	—	—
Payment of the fund	—	—	—	—	—	—
Assets incurred in the year and not recognised	—	—	—	—	—	—

(*)
Yearly quota.

        At December 31, 2005 costs relating to the pension funds had been entered directly in Shareholders' equity for 199 million euro after tax.

11.4 Other benefits in favor of employees

        Other benefits in favor of employees essentially include provisions for employee seniority bonuses.

11.5 Other administrative costs: break-down

	12/31/2005	12/31/2004
	(€/mil)
IT costs	(399)	(423)
Software maintenance and upgrades	(148)	(128)
External data processing	(76)	(93)
Maintenance of operating assets	(54)	(60)
Data transmission charges	(48)	(73)
Database access charges	(50)	(45)
Equipment leasing charges	(23)	(24)
Property costs	(299)	(290)
Rental of premises	(180)	(179)
Security services	(35)	(34)
Cleaning of premises	(31)	(32)
Maintenance of property owned by the Bank	(24)	(26)
Maintenance of leasehold premises	(29)	(19)
General expenses	(205)	(231)
Postal and telegraph charges	(61)	(58)
Office supplies	(33)	(31)
Transport and counting of valuables	(20)	(22)
Courier and transport services	(21)	(20)
Other expenses	(70)	(100)
Professional and insurance fees	(307)	(283)
Professional fees	(159)	(156)
Legal and judiciary expenses	(53)	(56)
Insurance premiums banks and customers	(57)	(45)
Investigation/commercial information costs	(38)	(26)
Promotion, advertising and marketing expenses	(132)	(101)
Advertising and entertainment	(114)	(82)
Contributions and membership fees to trade unions and business associations	(18)	(19)
Indirect personnel costs	(101)	(106)
Indirect personnel expenses	(101)	(106)
Utilities	(80)	(85)
Energy	(48)	(48)
Telephone	(32)	(37)
Recoveries	64	45
Total	(1,459)	(1,474)
Indirect duties and taxes	(315)	(251)
—stamp duties	(216)	(169)
—substitute tax (Pres. Decree 601/73)	(53)	(35)
—local property taxes	(12)	(14)
—tax on stock exchange contracts	(4)	(7)
—non-recoverable VAT on purchases	(9)	(7)
—other	(21)	(19)
Recoveries	260	200
Total	(55)	(51)
Total other administrative costs	(1,514)	(1,525)

SECTION 12—NET PROVISIONS FOR RISKS AND CHARGES—CAPTION 190

Break-down of caption 190 "Net provisions for risks and charges"

	12/31/2005
	Provisions	Uses	Total
	(€/mil)
Accruals for legal disputes	(128)	6	(122)
Accruals for other personnel charges	(8)	1	(7)
Accruals for sundry charges	(107)	183	76
Total	(243)	190	(53)
Total 12/31/2004	(244)	28	(216)

        Further information on the Group's operational risks and current litigation can be found in Part E of these Notes.

SECTION 13—NET ADJUSTMENTS TO TANGIBLE ASSETS—CAPTION 200

13.1 Net adjustments to tangible assets: break-down

Asset/Income component	Depreciation (a)	Impairment adjustments (b)	Write-backs (c)	12/31/2005 net income (a+b-c)
	(€/mil)
A. Tangible assets
A.1 Owned by the Bank	(220)	(5)	—	(225)
— for business use	(219)	(4)	—	(223)
— for investment	(1)	(1)	—	(2)
A.2 Leased	(14)	—	—	(14)
— for business use	(14)	—	—	(14)
— for investment	—	—	—	—
Total	(234)	(5)	—	(239)
Total 12/31/2004	(238)	(4)	—	(242)

SECTION 14—NET ADJUSTMENTS TO INTANGIBLE ASSETS—CAPTION 210

14.1 Net adjustments to intangible assets: break-down

Asset/Income component	Amortization (a)	Impairment adjustments (b)	Write-backs (c)	12/31/2005 net income (a+b-c)
	(€/mil)
A. Intangible assets
A.1 Owned by the Bank	(196)	(2)	—	(198)
— generated internally	(127)	—	—	(127)
— other	(69)	(2)	—	(71)
A.2 Leased	—	—	—	—
Total	(196)	(2)	—	(198)
Total 12/31/2004	(230)	—	—	(230)

SECTION 15—OTHER OPERATING INCOME (EXPENSES)—CAPTION 220

15.1 Other operating expenses: break-down

	12/31/2005	12/31/2004
	(€/mil)
Other operating expenses
Other charges on consumer credit leasing transactions	(25)	(36)
Other collection expenses	(25)	(7)
Transactions for legal disputes	(9)	(3)
Other non-recurring expenses	(35)	(47)
Other expenses	(12)	(39)
Total	(106)	(132)

        Also shown is the potential amount of financial leasing fees, recognized as charges during the year, which amounts to 27 million euro.

15.2 Other operating income: break-down

	12/31/2005	12/31/2004
	(€/mil)
Other operating income
Cost recoveries	17	45
Income from IT companies	2	2
Reimbursements for services to third parties	18	18
Other income on consumer credit and leasing transactions	30	19
Rent and other income from property	4	8
Other collection income	30	9
Other non-recurring income	56	20
of which: recovery of tax credits in dispute	7	—
Other income	23	40
Total other income	180	161

        The caption "Cost recoveries" includes those recoveries that, pursuant to IAS/IFRS regulation, cannot be offset against the related expenses incurred.

SECTION 16—PROFITS (LOSSES) ON INVESTMENTS IN ASSOCIATES AND COMPANIES SUBJECT TO JOINT CONTROL—CAPTION 240

16.1 Profits (losses) on investments: break-down

Income component/Value	12/31/2005
(€/mil)
1) Subject to joint control
A. Income	7
1. Revaluations	7
2. Profit on disposal	—
3. Write-backs	—
4. Other positive changes	—
B. Charges	(46)
1. Write-downs	—
2. Adjustments for impairment	(46)
3. Losses on disposal	—
4. Other negative changes	—
Net income	(39)
2) Companies subject to significant influence
A. Income	112
1. Revaluations	53
2. Profit on disposal	59
3. Write-backs	—
4. Other positive changes	—
B. Charges	(3)
1. Write-downs	(2)
2. Adjustments for impairment	—
3. Losses on disposal	(1)
4. Other negative changes	—
Net income	109
Total	70

        This table does not include the evaluation of Sanpaolo IMI Private Equity Scheme B.V. as it is included among "Non-current assets and groups of discounted assets". This evaluation had no impact on the consolidated statement of income.

        The "adjustments for impairment" refer to the adjustment made by the Parent Bank to the holding in the Cassa dei Risparmi di Forlì.

SECTION 17—NET RESULT OF FAIR VALUE ADJUSTMENT TO TANGIBLE AND INTANGIBLE ASSETS—CAPTION 250

17.1 Net result of fair value adjustment to tangible and intangible assets: break-down

        The SANPAOLO IMI Group does not carry out an evaluation at fair value of tangible and intangible assets.

SECTION 18—IMPAIRMENT OF GOODWILL—CAPTION 260

18.1 Impairment of goodwill: break-down

        During the year, the SANPAOLO IMI Group did not incur significant impairment of goodwill. The adjustment of one million euro shown at caption 260 of the consolidated statement of income refers to the cancellation of the residual goodwill arising from an investment in a private equity company.

SECTION 19—PROFITS (LOSSES) ON DISPOSALS OF INVESTMENTS—CAPTION 270

19.1 Profits (losses) on disposal of investments: break-down

Income component/Value	12/31/2005
(€/mil)
A. Property	9
—Profit on disposal	9
—Losses on disposal	—
B. Other assets	8
—Profit on disposal	8
—Losses on disposal	—
Net income	17

SECTION 20—INCOME TAXES FOR THE PERIOD—CAPTION 290

20.1 Income taxes for the period: break-down

Income component/Value	12/31/2005
(€/mil)
1. Current income taxes (-)	(826)
2. Changes in current income taxes of previous periods (+/-)	(5)
3. Decrease in current income taxes of the period (+)	67
4. Change in deferred tax asset (+/-)	(215)
5. Change in deferred tax liabilities (+/-)	31
6. Taxes for the year (-) (-1+/-2+3+/-4+/-5)	(948)

20.2 Reconciliation of theoretical and effective tax charges in the financial statements

        With a charge for taxes of 948 million euro, the tax rate of the SANPAOLO IMI Group in the financial year 2005 was 31.4%, less than the theoretical tax rate for a banking group (37.3%, 33% IRES and 4.3% IRAP). The reduction principally reflects:

12/31/2005
(€/mil)
Theoretical income taxes for the period	37.3
Impact of participation exemption(*)	(7.8)
Impact of lower foreign rates	(4.0)
Impact of non deductible IRAP for personnel costs	4.6
Impact of non deductible IRAP on loans adjustments	1.0
Other	0.3
Total	31.4

(*)
Reflects the impact of exemption of capital gains on participation meeting the requirement of Art. 87 of D.P.R. no. 917/1986. With regard to the changes made to "participation exemption"

  during the year, the exemption is total for capital gains up to October 3, 2005, 95% for capital gains between October 4 and December 2, 2005, and 91% for those from December 3 to December 31.

SECTION 21—PROFITS (LOSSES) FROM DISCONTINUED OPERATIONS—CAPTION 310

21.1 Profits (losses) from discontinued operations: break-down

Income component/Value	12/31/2005
(€/mil)
Group of assets/liabilities
Income	43
Charges	(51)
Income from valuation of the group of assets and associated liabilities	(27)
Profits (losses) on disposals	—
Taxes	—
Profit (loss)	(35)

        Losses on non-current operations net of tax (35 million euro) reflect the economic impact of the contribution to the consolidation and of the evaluation of the French subsidiaries belonging to the Fideuram Wargny group (see Part B—Information on the consolidated balance sheet / Section 15—Non-current operations and groups of discontinued operations—Assets caption 150 Assets and Liabilities caption 90).

21.2 Break-down of income taxes on groups of discontinued assets/liabilities

        Evaluation of the Fideuram Wargny group does not include significant amounts of income tax.

SECTION 22—PROFIT (LOSS) FOR THE PERIOD ATTRIBUTABLE TO MINORITY INTERESTS—CAPTION 330

22.1 Break-down of caption 330 "profit for the period attributable to minority interests"

        Income attributable to minority interests of 59 million euro refers essentially to the share attributable to minority shareholders in Banca Fideuram and its subsidiaries (apart from the Fideuram Wargny group).

22.2 Break-down of caption 330 "loss for the period attributable to minority interests"

        The loss attributable to minority interests of two million euro refers essentially to the share of losses attributable to minority shareholders in Banque Privée Fideuram Wargny.

SECTION 23—OTHER INFORMATION

        Further information on the Group's consolidated results for 2005, including in relation to the various business sectors in which it operates, can be found in the Items of the Form 20-F.

SECTION 24—PROFIT PER SHARE

24.1 Average number of ordinary shares with diluted capital

        At December 31, 2005 the Bank's fully-paid share capital of 5,239,223,740.80 euro was divided into 1,586,967,318 ordinary shares and 284,184,018 preference shares, both with a nominal value of 2.8 euro.

        During the year, the number of ordinary shares increased by 111,844,500 compared to December 31, 2004, 7,694,500 of which were attributable to the increases in share capital through the stock option plans and 104,150,000 of which were attributable to the conversion to preference shares.

        With reference to the calculation of the base profit per share, the weighted average of the ordinary shares is increased by the weighted average of the preference shares. This decision is justified by the net result for the period which ensured an identical flow of remuneration both to ordinary and to preference shareholders.

        Net of own shares held by the Parent Bank and the other subsidiaries, the weighted average of the ordinary and preference shares included in the calculation of the base gain per share was 1,862,359,089 shares.

        For the purposes of calculating the "diluted" gain per share, the shares that could be issued following the conversion to shares of all the "ordinary shares with potential dilution effect" supporting the stock option plan in place at December 31, 2005 were added to the number of computable shares. Their contribution is 1,573,429 shares.

        Below are the principal elements used as numerator and denominator to compute the base profit and diluted profit per share in comparison to the results for 2004.

        The impact of dilution, attributable exclusively to the increase in ordinary shares consequent to the potential exercise of the residual stock option rights, is negligible.

	2005	2004
Calculation of basis profit per share
Consolidated net profit (€/mil)	1,983	1,447
of which:
attributable to ordinary shareholders (€/mil)	1,570	1,141
attributable to preferred shareholders (€/mil)	413	306
weighted average number of shares	1,862,359,089	1,834,968,712
Basis profit per share	1.06	0.79
Calculation of diluted profit per share
Contribution of potential ordinary shares arising from the stock option plans	1,573,429	2,219,967
Weighted average number of shares	1,863,932,519	1,837,188,679
Diluted income per share	1.06	0.79

24.2 Other information

        The amount of the base and diluted profit per share attributable to assets intended for disposal shown in the financial statements, and attributable largely to the loss from sale of the holdings in the Wargny group (36 euro/mil) was irrelevant (-0.00), for the explanatory purposes of this section of the Notes.

PART D—SEGMENT REPORTING

Primary reporting

Organization by Business Sector

        Following the redesign of the organizational structure initiated on July 5, 2005, the SANPAOLO IMI Group was divided into the following Business Sectors:

  •
  Banking

  •
  Savings and Assurance

  •
  Asset Management and International Private Banking

  •
  Central Functions

        This division, which focused on the banking area (divided into the business lines "retail and private" and "corporate"), on savings and assurance, including insurance business and asset gathering, and on asset management, is consistent with the provisions of IAS 14, Segment Reporting. It was specifically chosen as primary reporting, in conformity with the management approach, since it reflects the operational responsibilities laid down by the abovementioned organizational review.

        The table below shows the main data summarizing the growth of the Business Sector.

        Where necessary, the financial information relating to the financial year 2004 and operational data at 12/31/2004 have been reconstructed homogeneously with regard to the business structure.

	Banking	Savings and Assurance	Asset Management and International Private Banking		Central Functions	Netting and consolidation entries	Group total
REVENUES OF THE SECTOR (€/mil)(1)
2005 financial year	6,649	1,072	344		341	(4)	8,402
2004 financial year(*)	6,282	925	325		154	18	7,704
Change 2005 financial year / 2004 financial year (%)	5.8%	15.9%	5.8%		121.4%	n.s.	9.1%
RESULT OF THE SECTOR (€/mil)(2)
2005 financial year	2,555	600	233		(380)	15	3,023
2004 financial year(*)	1,994	532	181		(531)	(5)	2,171
Change 2005 financial year / 2004 financial year (%)	28.1%	12.8%	28.7%		(28.4% )	n.s.	39.2%
TOTAL INTEREST-EARNING ASSETS (€/mil)(3)
12/31/2005	141,463	6,460	4,137		86,730	(53,022)	185,768
12/31/2004	124,132	5,063	4,549		78,206	(48,036)	163,914
Change 12/31/2005 - 12/31/2004 (%)	14.0%	27.6%	(9.1%	)	10.9%	10.4%	13.3%

(1)
Total operating income.

(2)
Pre-tax operating profit.

(3)
Excluding Banca IMI Group.

(*)
The consolidated income statement for the year ended December 31, 2004 was prepared in accordance with EU GAAP; however, as permitted by IFRS 1, these results excluded the application of IAS 32, IAS 39 and IFRS 4, for which the transition date was January 1, 2005 and

  Italian GAAP continued to apply to the recognition and presentation of results, asset and liabilities to which IAS 32, IAS 39 and IFRS 4 would otherwise have applied.

Criteria for calculating profitability of the Business Sectors

The income statement has been prepared as follows:

  •
  for those Sectors whose activities are carried out both by the Parent Bank and by its subsidiaries, the Parent Bank accounts attributable to the relevant Sector have been consolidated with the income statement line items of its subsidiary companies. In particular, the attribution to individual Sectors of Parent Bank line items has been made on the basis of the following principles:

  •
  net interest income has been calculated using appropriate internal transfer rates;

  •
  in addition to real commissions, notional commissions for services rendered between business units have also been quantified;

  •
  the direct costs of each Sector have been calculated and the costs of central structures other than those attributable to holding company functions have been allocated to the same Sectors. It should be noted that the allocation of costs for services provided to the operating business units by head office was made on the basis of standard prices, allocating to head office the difference between costs effectively sustained and costs allocated. This method is aimed at making the central structures responsible for the recovery of efficiency;

  •
  for those Sectors whose activities are carried out entirely by subsidiaries, the income statements of the companies are reported in terms of their contribution to the consolidated results of the Group, net of minority interest and after posting of consolidation attributable to the Sector.

        Furthermore, each Sector has been attributed the average absorbed capital on the basis of the current risks (credit, market and operational risks) calculated according to the VaR (Valued at Risk) approach; these risks are covered entirely by the primary capital. The only exception is Banca Fideuram, which operates in the Savings and Assurance sector, and for which, as it is a listed company, reference has been made to end of the period accounting net shareholders' equity (excluding net profit) in conformity with Group practice.

        Profitability of each Sector has been expressed in terms of RORAC (Return On Risk Adjusted Capital), relating the Sector's contribution to the net profit of the Group to the amount of average absorbed capital measured according to VaR. For the Savings and Assurance sector, profitability has been calculated relating the contribution of the Sector to the Group net profit to the amount of net shareholders' equity of Banca Fideuram and the average absorbed capital of Assicurazioni Internazionali di Previdenza.

Secondary reporting

        In accordance with the Group's management approach and organizational decisions, the disclosure by Geographical Sectors constitutes the secondary reporting required by IAS 14. Below is a summary report of the main operating data for Italy that is the area where the majority of the Group's activities are concentrated, Europe and the rest of the world.

	Italy	Europe	Rest of the world	Group total
REVENUES OF THE SECTOR (€/mil)(1)
2005 financial year	7,504	843	55	8,402
2004 financial year (*)	6,920	738	46	7,704
Change 2005 financial year / 2004 financial year (%)	8.4%	14.2%	19.6%	9.1%
TOTAL INTEREST-EARNING ASSETS (€/mil)(2)
12/31/2005	167,541	11,631	6,596	185,768
12/31/2004	150,810	8,586	4,518	163,914
Change 12/31/2005 - 12/31/2004 (%)	11.1%	35.5%	46.0%	13.3%

(1)
Total operating income.

(2)
Excluding Banca IMI Group.

(*)
The consolidated income statement for the year ended December 31, 2004 was prepared in accordance with EU GAAP; however, as permitted by IFRS 1, these results excluded the application of IAS 32, IAS 39 and IFRS 4, for which the transition date was January 1, 2005 and Italian GAAP continued to apply to the recognition and presentation of results, asset and liabilities to which IAS 32, IAS 39 and IFRS 4 would otherwise have applied.

PART E—INFORMATION ON RISKS AND HEDGING

SECTION 1—BANKING GROUP'S RISKS

1.1   CREDIT RISK

        The SANPAOLO IMI Group is strongly committed to risk management and control, which is based on three principles:

  •
  clear identification of the responsibilities for taking on risks;

  •
  measurement and control systems in line with international best practice;

  •
  organisational separation between the functions assigned that carry out day-to-day operations and those that carry out controls.

        The policies relating to the acceptance of credit and financial risks are defined by the Parent Bank's Board of Directors and Executive Committee with support from specific operating Committees.

        The Parent Bank also performs general functions of risk management and control and makes risk-acceptance in the case of major risks, supported by the Risk Management Department.

        The Group companies that generate credit and/or financial risk are assigned limits of operational autonomy and have their own control structures. For the main Group banking networks (Sanpaolo Banco di Napoli, Cassa di Risparmio in Bologna, Cassa di Risparmio di Padova e Rovigo, Cassa di Risparmio di Venezia, Friulcassa and Banca Popolare dell'Adriatico) these functions are carried out, on the basis of an outsourcing contract, by the Parent Bank risk control functions that report periodically to the Board of Directors and the Audit Committee of the subsidiary.

QUALITATIVE INFORMATION

Credit risk management policies

Organizational aspects

        SANPAOLO IMI has established lines of conduct to be followed throughout the Group when taking on risk. The Parent Bank and the subsidiaries are assigned approval limits defined in terms of total Group exposure to the counterpart and also differentiated according to the counterpart's internal rating. Any transaction exceeding the prescribed limits must be submitted to the approval/opinion of the appropriate Bodies of the Parent Bank, consisting of (according to the level of exposure) the Credit Department, the Group Credit Committee (composed of the Managing Director and the heads of the responsible structures), the Executive Committee and the Board of Directors.

        The Credit Department, which is independent from the business segments, is responsible for defining and updating the credit procedures and processes at Group level. With regard to the acceptance phase, it ensures the investigation and approval/opinion phase of transactions that exceed the abovementioned approval limits. The Credit Department is also responsible for controlling and preventing the deterioration in the credit quality, and setting policies for the management and control of doubtful loans.

        The Risk Management Department is responsible, at Group level, for defining and updating the credit risk measurement methods, with the objective of guaranteeing their alignment with best practice, as well as for analyzing the risk profile and preparing summary reports for SANPAOLO IMI's top management on the changes in the Group's asset quality.

        The control structures operating within the individual Companies are responsible for measuring and monitoring the portion of the loan book assigned to them. For the main Group banking networks (Sanpaolo Banco di Napoli, Cassa di Risparmio in Bologna, Cassa di Risparmio di Padova e Rovigo,

Cassa di Risparmio di Venezia, Banca Popolare dell'Adriatico and Friulcassa) these functions are carried out, on the basis of an outsourcing contract, by the Parent Bank's risk control functions that report periodically to the Board of Directors and the Audit Committee of the subsidiary.

Management, measurement and control systems

        SANPAOLO IMI has developed a set of instruments to ensure analytical control over the quality of the loans to customers and financial institutions, and exposures subject to country risk.

        With regard to loans to customers, grading models have been developed, differentiated according to the economic sector and size of the counterpart. These models make it possible to summarize the credit quality of the counterparty's credit quality in a measurement, the rating, which reflects the probability of default over a period of one year, adjusted on the basis of the average level of the economic cycle. Statistical calibrations have rendered these rating fully consistent with those awarded by rating agencies, forming a single scale of reference. The periodic backtesting analyses carried out to date, comparing the insolvency forecasts with the effective defaults, confirm the validity of the models used.

        In 2005, the rating, previously used in the loan approval process with regard to counterparties submitted to the Group Credit Committee or higher bodies, was introduced as an essential element of the process in relation to the credit granted by the branch network. Together with the assessment of the credit mitigating factors (typically guarantees and covenants), the rating contributes to defining the credit risk strategy, represented by the set of commercial policies and management behavior (frequency of reviews of lines of credit and recovery actions).

        The new network loan approval process, designed in accordance with the Basel 2 organizational requirements, has been implemented in the Corporate, Small Business and Mortgage segments of the banking networks and Banca OPI. During the year, it will be progressively extended to the other types of customer and to all the Italian companies of the Group whose principal mission is to take on credit risks.

        With regard to banking and finance counterparties, a system has been established to classify the financial institutions in a scale consistent with those used by rating agencies. The risk class forms the basic information that, integrated by the type and duration of the transaction, and by any guarantees present, makes it possible to determine the credit limits with each counterparty.

        Finally, as regards country risk, the rating is assigned on the basis of a model that takes into consideration the judgment of specialized institutions and agencies, market information and internal assessments.

        The ratings are not just a direct instrument to monitor credit risk, but are also a primary element for the credit risk portfolio model, which summarizes the information on asset quality in terms of risk indicators, including expected losses and capital at risk. The expected loss is the product multiplication of exposure to default, probability of default (derived from the rating) and loss given default. The latter is measured with reference to an economic rather than accounting concept of loss including legal costs and prudently calculated on the discounted value of post-default recoveries.

        The "expected" loss represents the average of the loss distribution, whereas the capital at risk is defined as the maximum "unexpected" loss that the Group may incur with a confidence level of 99.95%.

Techniques for the mitigation of credit risk

        The techniques for the mitigation of credit risk are the elements that contribute to reducing the loss given default. They include guarantees, facility types and covenants.

        The evaluation of the mitigating factors is performed through a procedure that assigns each individual loan a loss given default, assuming the highest values in the case of ordinary unsecured loans and decreasing in accordance with the strength given to any mitigating factors present. The "very strong" and "strong" mitigating factors include financial collateral and residential mortgages. Other mitigating guarantees include non-residential mortgages and personal guarantees issued by unrated parties, provided they have sufficient personal assets. The strength of the personal guarantee issued by rated parties (typically banks, Credit Guarantee Consortia and corporates, in general belonging to the same counterpart group) is assessed on the basis of the guarantor's credit quality through mechanisms based on "PD substitution". The loss given default values are subsequently aggregated at customer level in order to provide a summary evaluation of the strength of the mitigating factors.

        Within the credit acceptance and management process, as mentioned above, the strength of the mitigating factors is important in the definition of the credit strategy, in particular with reference to the counterparties classified by the rating system as non investment grade. In addition, certain types of transactions, typically medium-long term, require collateral or covenants for their finalization regardless of the credit strategy defined.

Impaired financial assets

        This item describes the technical-organizational and methodological procedures used in the management and control of impaired financial assets. This information includes the methods of classification of the assets by counterparty quality, the factors that allow transition from impaired exposures to performing exposures, the analysis of the exposure by length of past due, and the procedures for the assessment of the adequacy of write-downs and provisions.

****

        Details of the classification of the impaired assets are provided in Part A—Accounting policies. The monitoring of the correct application of the classification rules, using dedicated tools and procedures, is delegated to a central structure responsible for credit control.

        With reference to loans past due by more than 180 days, restructured loans and watch list loans, the structures responsible for their management are identified, on the basis of pre-determined thresholds of increasing significance, within the operational areas, in decentralized organizational units that carry out specialist activities and in a dedicated central structure that is responsible for the entire management and coordination of these matters.

        The management of non performing positions is centralized within specialized functions of the head office that, in carrying out relevant recovery actions, relies on personnel located throughout the branch network. Within these actions, in order to identify the strategies that may be implemented for each individual position, the out of court and judicial solutions are examined, in terms of cost-benefit analyses, taking into account the financial impact of the estimated recovery times.

        The loss in value of impaired assets is calculated on the basis of the criteria detailed in part A—Accounting policies. The valuation is reviewed whenever significant events come to light that may alter the recovery prospects. In order for adjustments to be made in a timely manner for these events, the information relating to the debtor is periodically monitored and the progress of out of court settlements and the various phases of legal proceedings are continually verified.

        The return of impaired exposures to performing status, governed by the specific internal regulations, may only take place on the proposal of the abovementioned structures responsible for their management, upon ascertainment that the critical conditions or state of default no longer exist and subject to the binding opinion, where envisaged, of the structure responsible for to credit control.

        The overall doubtful loans portfolio is continually monitored through a predetermined control system and periodic managerial reporting.

QUANTITATIVE INFORMATION

A.    CREDIT QUALITY

A.1  Performing and impaired loans: amounts, adjustments, changes, break-down by type and geographical area

A.1.1   Financial assets analyzed by portfolio and credit quality (book value)

		Banking group						Other companies
Portfolios/Quality		Non-performing loans	Problem loans	Restructured loans	Expired loans	Country risk	Other assets	Impaired	Other	Total
		(€/mil)
1.	Assets held for trading	5	—	—	—	—	24,754	—	278	25,037
2.	Available for sale assets	—	—	—	—	—	10,781	—	19,056	29,837
3.	Held-to-maturity assets	—	—	—	—	—	2,535	—	—	2,535
4.	Due from banks	—	—	—	—	47	28,724	—	65	28,836
5.	Loans to customers	1,080	1,074	94	1,066	17	136,176	—	—	139,507
6.	Assets designated at fair value	—	—	—	—	—	696	—	21,832	22,528
7.	Non-current assets and disposal groups classified as held for sale	—	—	—	—	—	136	—	—	136
8.	Hedging derivatives	—	—	—	—	—	435	—	—	435
Total		1,085	1,074	94	1,066	64	204,237	—	41,231	248,851

A.1.2   Financial assets analyzed by portfolio and credit quality (gross and net values)

			Impaired assets				Other assets
Portfolios/Quality			Gross exposure	Specific adjustments	Portfolio adjustments	Net exposure	Gross exposure	Portfolio adjustments	Net exposure	Total (net exposure)
			(€/mil)
A.	Banking group
	1.	Assets held for trading	5	—	—	5	24,754	X	24,754	24,759
	2.	Available for sale assets	—	—	—	—	10,781	—	10,781	10,781
	3.	Held-to-maturity assets	—	—	—	—	2,535	—	2,535	2,535
	4.	Due from banks	4	4	—	—	28,791	20	28,771	28,771
	5.	Loans to customers	7,275	3,807	154	3,314	137,267	1,074	136,193	139,507
	6.	Assets designated at fair value	—	—	—	—	696	X	696	696
	7.	Non-current assets and disposal groups classified as held for sale	—	—	—	—	136	—	136	136
	8.	Hedging derivatives	—	—	—	—	435	X	435	435
Total A			7,284	3,811	154	3,319	205,395	1,094	204,301	207,620
B.	Other companies included in the scope of consolidation
	1.	Assets held for trading	—	—	—	—	278	X	278	278
	2.	Available for sale assets	—	—	—	—	19,056	—	19,056	19,056
	3.	Held-to-maturity assets	—	—	—	—	—	—	—	—
	4.	Due from banks	—	—	—	—	65	—	65	65
	5.	Loans to customers	—	—	—	—	—	—	—	—
	6.	Assets designated at fair value	—	—	—	—	21,832	X	21,832	21,832
	7.	Non-current assets and disposal groups classified as held for sale	—	—	—	—	—	—	—	—
	8.	Hedging derivatives	—	—	—	—	—	X	—	—
Total B			—	—	—	—	41,231	—	41,231	41,231
Total			7,284	3,811	154	3,319	246,626	1,094	245,532	248,851

A.1.3   Cash and off-balance sheet due from banks: gross and net values

Type of loan/Value			Gross exposure	Specific value adjustments	Portfolio value adjustments	Net exposure
			(€/mil)
A.	ON-BALANCE SHEET EXPOSURES
	A.1	Banking group
		a) Non-performing loans	3	3	—	—
		b) Problem loans	1	1	—	—
		c) Restructured loans	—	—	—	—
		d) Expired loans	—	—	—	—
		e) Country risk	55	X	8	47
		f) Other assets	33,993	X	12	33,981
	Total A.1		34,052	4	20	34,028
	A.2	Other companies
		a) Impaired	—	—	—	—
		b) Other	12,713	X	—	12,713
	Total A.2		12,713	—	—	12,713
Total A			46,765	4	20	46,741
B.	OFF-BALANCE SHEET EXPOSURES
	B.1	Banking group
		a) Impaired	—	—	—	—
		b) Other	7,554	X	1	7,553
	Total B.1		7,554	—	1	7,553
	B.2	Other companies
		a) Impaired	—	—	—	—
		b) Other	—	X	—	—
	Total B.2		—	—	—	—
Total B			7,554	—	1	7,553

A.1.4   Cash due from banks: changes in impaired loans subject to "country risk"—gross

Type/Category		Non-performing loans	Problem loans	Restructured loans	Expired loans	Country risk
		(€/mil)
A.	Opening gross exposure	3	1	—	—	26
	—of which: loans sold and not cancelled	—	—	—	—	—
B.	Increases	2	—	—	—	32
	B.1 from performing loans	—	—	—	—	—
	B.2 transfer from other categories of impaired loans	—	—	—	—	—
	B.3 other increases	2	—	—	—	32
C.	Decreases	2	—	—	—	3
	C.1 to performing loans	—	—	—	—	—
	C.2 cancellations	—	—	—	—	1
	C.3 collections	2	—	—	—	2
	C.4 arising from sales	—	—	—	—	—
	C.5 transfer to other categories of impaired loans	—	—	—	—	—
	C.6 other decreases	—	—	—	—	—
D.	Closing gross exposure	3	1	—	—	55
	—of which: loans sold and not cancelled	—	—	—	—	—

A.1.5   Cash due from banks: changes in total value adjustments

Type/Category		Non-performing loans	Problem loans	Restructured loans	Expired loans	Country risk
		(€/mil)
A.	Total opening adjustments	3	1	—	—	7
	—of which: loans sold and not cancelled	—	—	—	—	—
B.	Increases	1	—	—	—	4
	B.1 adjustments	1	—	—	—	1
	B.2 transfer from other categories of impaired loans	—	—	—	—	—
	B.3 other increases	—	—	—	—	3
C.	Decreases	1	—	—	—	3
	C.1 write-backs due to valuation	—	—	—	—	—
	C.2 write-backs due to collection	1	—	—	—	—
	C.3 cancellations	—	—	—	—	1
	C.4 transfer to other categories of impaired loans	—	—	—	—	—
	C.5 other decreases	—	—	—	—	2
D.	Total closing adjustments	3	1	—	—	8
	—of which: loans sold and not cancelled	—	—	—	—	—

A.1.6   Cash and off-balance sheet loans to customers: gross and net values

Type of loan/Value			Gross exposure	Specific value adjustments	Portfolio value adjustments	Net exposure
			(€/mil)
A.	ON-BALANCE SHEET EXPOSURES
	A.1	Banking group
		a) Non-performing loans	4,326	3,233	8	1,085
		b) Problem loans	1,573	486	13	1,074
		c) Restructured loans	128	34	—	94
		d) Expired loans	1,253	54	133	1,066
		e) Country risk	25	X	8	17
		f) Other assets	162,322	X	1,066	161,256
	Total A.1		169,627	3,807	1,228	164,592
	A.2	Other companies
		a) Impaired	—	—	—	—
		b) Other	28,289	X	—	28,289
	Total A.2		28,289	—	—	28,289
Total A			197,916	3,807	1,228	192,881
B.	OFF-BALANCE SHEET EXPOSURES
	B.1	Banking group
		a) Impaired	135	36	—	99
		b) Other	49,840	X	63	49,777
	Total B.1		49,975	36	63	49,876
	B.2	Other companies
		a) Impaired	—	—	—	—
		b) Other	—	X	—	—
	Total B.2		—	—	—	—
Total B			49,975	36	63	49,876

A.1.7   Cash loans to customers: changes in impaired loans subject to "country risk"—gross

Type/Category		Non-performing loans	Problem loans	Restructured loans	Expired loans	Country risk
		(€/mil)
A.	Opening gross exposure(*)	4,609	1,642	193	1,104	36
	—of which: loans sold and not cancelled	—	—	—	—	—
B.	Increases	933	1,353	102	566	—
	B.1 from performing loans	139	837	13	523	—
	B.2 transfer from other categories of impaired loans	491	202	39	4	—
	B.3 other increases	303	314	50	39	—
C.	Decreases	1,216	1,422	167	417	11
	C.1 to performing loans	23	175	—	290	—
	C.2 cancellations	616	32	—	1	—
	C.3 collections	368	631	50	58	10
	C.4 arising from sales	66	31	—	—	—
	C.5 transfer to other categories of impaired loans	38	518	115	65	—
	C.6 other decreases	105	35	2	3	1
D.	Closing gross exposure	4,326	1,573	128	1,253	25
	—of which: loans sold and not cancelled	3	2	—	—	—

(*)
Excluding loans "in course of restructuring" shown in the financial statements at 12/31/2004 following the abolition of that category of impaired loans by the Bank of Italy.

A.1.8   Cash loans to customers: changes in total value adjustments

Type/Category		Non-performing loans	Problem loans	Restructured loans	Expired loans	Country risk
		(€/mil)
A.	Total opening adjustments(*)	3,472	528	44	117	10
	—of which: loans sold and not cancelled	—	—	—	—	—
B.	Increases	703	297	23	73	2
	B.1 adjustments	484	200	6	32	—
	B.2 transfer from other categories of impaired loans	121	43	12	—	—
	B.3 other increases	98	54	5	41	2
C.	Decreases	934	326	33	3	4
	C.1 write-backs due to valuation	64	58	4	—	3
	C.2 write-backs due to collection	124	81	—	—	—
	C.3 cancellations	616	32	—	1	—
	C.4 transfer to other categories of impaired loans	16	132	28	—	—
	C.5 other decreases	114	23	1	2	1
D.	Total closing adjustments	3,241	499	34	187	8
	—of which: loans sold and not cancelled	1	—	—	—	—

(*)
Excluding loans "in course of restructuring" shown in the financial statements at 12/31/2004 following the abolition of that category of impaired loans by the Bank of Italy.

        Loans to risk countries by SANPAOLO IMI Group are 80 million euro gross of adjustments and 64 million euro net of adjustments (loans to banks and to customers). The data is essentially concentrated in the Parent Bank's banking book.

A.2  Break-down of exposures by external and internal ratings

        The break-down of exposures by external and internal ratings refers to loans and commitments on and off balance sheet of the Group companies to which the models of credit risk measurement apply (SANPAOLO IMI, Sanpaolo Banco di Napoli, Banca Popolare dell'Adriatico, Cariparo, Carisbo, Carivenezia, Friulcassa, Banca OPI, Sanpaolo IMI Bank Ireland, Sanpaolo Leasint and Neos), which overall represent more than 95% of the credit risk weighted assets of the Group.

        External ratings are present on 23% of the loans to customers and on 52% of the loans to banks. Since they refer to counterparties belonging to the public and banking sector and to corporate customers of high standing, these ratings are concentrated on the highest classes, as shown in Chart 1.

        Internal ratings, attributed also to counterparts with external ratings commented on above, cover loans to banks almost completely (97%) and 75% of loans to customers. This coverage is high and is steadily increasing for the Corporate and Small Business sectors, which, as described above, have been affected during the year by the introduction of new Basle 2 compliant processes. Unrated counterparties are concentrated in the family segment, where, moreover, the residential mortgage model, which represents the largest portion of the segment, has been refined during 2005 and its usage introduced in the acceptance process. The introduction of remaining rating models, for other loans issued to retail counterparties, will be implemented gradually during 2006. For the purposes of calculating the risk indicators, unrated counterparties are assigned an estimated rating on the basis of the average probabilities of default.

        With reference to the breakdown of loans by class of internal rating, given in Chart 2, these are classified almost completely in the investment grade area (up to BBB-) as far as banks are concerned. Loans to customers, however, are 76% in the investment grade area, 18% in the intermediate classes (BB) and 6% in the riskiest classes; where the highest risk levels (less than B-) are almost absent.

A.3  Breakdown of guaranteed loans by type of guarantee

        The following tables show the amount of guaranteed loans to banks and customers (book value of guauanteed loans).

Secured loans to customers

12/31/2005
(€/mil)
a) From mortgage loans	36,636
b) From pledges on:
1. cash deposits	1,730
2. securities(*)	4,018
3. other values	983
c) For guarantees from:
1. governments	11,019
2. other public entities	6,719
3. banks	1,402
4. other operators	23,809
Total	86,316

(*)
Include repurchase and similar transactions guaranteed by underlying securities.

Secured due from banks

12/31/2005
(€/mil)
a) From mortgage loans	—
b) From pledges on:
1. cash deposits	—
2. securities(*)	6,321
3. other values	—
c) For guarantees from:
1. governments	—
2. other public entities	51
3. banks	92
4. other operators	2
Total	6,466

(*)
Include repurchase and similar transactions guaranteed by underlying securities.

B.    DISTRIBUTION AND CONCENTRATION OF LOANS

Loans to customers by counterparty(1)

	12/31/2005
	(€/mil)	(%)
Financing to households	31,435	22.5
Financing to family businesses and non-financial companies	81,028	58.1
Financing to financial companies	12,543	9.0
Financing to governments and public entities(2)	13,557	9.7
of which: tax collection	1,539	1.1
Financing to others	632	0.5
Financing to customers	139,195	99.8
Debt securities	312	0.2
Loans to customers	139,507	100.0

(1)
Including accruals and value adjustments for fair value hedge.

(2)
Excluding financing to municipal companies under Banca OPI, included in financing to non-financial companies.

B.2  Distribution of loans to non-financial companies

12/31/2005
(€/mil)
a) Other services relating to sales	16,025
b) Commercial, recovery and repair services	10,189
c) Public works	8,001
d) Transport services	4,193
e) Energy products	4,015
f) Other sectors	30,997
g) Non-resident, non-financial companies	7,608
Total	81,028

B.3  Significant Exposures

12/31/2005
a) Amount (€/mil)	6,903
b) Number	3

C.    SECURITIZATION AND SALE OF ASSET TRANSACTIONS

C.1  Securitization transactions

        As at December 31, 2005 SANPAOLO IMI Group has in place a securitization transaction performed by the subsidiary Sanpaolo Leasint S.p.A.:

        SPLIT2 Operation—in the fourth quarter of 2004 Sanpaolo Leasint sold, without recourse, to Split2 Srl, a vehicle company specially set up pursuant to Italian law no. 130/99, the loans deriving from performing leasing contracts covering real estate, automotive vehicles and capital goods for a total amount of 1,805 million euro. In addition to this portfolio, and to meet certain conditions, the structure of the operation includes the sale of further portfolios on a quarterly basis which will replace the loans from time to time collected by Split2 in the first 18 months (revolving period). In order to gather the funding necessary for purchasing the loans, Split2 issued three classes of security with ratings assigned by all three agencies (Moody's, S & P and Fitch), which have been successfully put on the market, and a Junior class of 18 million euro, completely underwritten by Sanpaolo Leasint. The objectives of the operation were to diversify the com-pany's sources of funding, to implement a time matching between the funding and the underlying loans and investments, and to free up economic and regulatory capital. In its role as servicer, Sanpaolo Leasint continues to manage the collections on the loans portfolio that was sold and to maintain direct relations with the customers, transferring the collections in terms of principal and interest from the portfolio to accounts opened in the name of the SPV at the depositary bank of the collections. It regularly provides information on the portfolio, necessary for monitoring by the rating agencies. The amount of loans collected as servicer as at December 31, 2005 comes to 622 million euro. The securitised assets underlying the Junior security as at December 31, 2005 are 1,622 million euro referrable to performing loans, 11 million euro reconcilable to expired and unpaid loans (delinquent loans) and three million euro referrable to defaulted loans.

Securities in portfolio representing third-party securitizations

        The Group holds securities for investment and trading which represent securitizations performed by third parties as shown in the following table.

		Senior securities	Mezzanine securities	Junior securities
Type of underlying asset	Credit quality
					Total
		book value (€/mil)
Investments held for trading, available for sale and designated as at fair value
Central and local public administration	Performing	696	32	21	749
Residential mortgage loans	Performing	18	—	—	18
Commercial/industrial/agricultural mortgage loans	Performing	32	—	—	32
Consumer credit	Performing	14	—	—	14
Leasing	Performing	14	—	—	14
Securities	Performing	81	—	—	81
Health care receivable	Performing	365	—	—	365
Public real estate assets	Performing	64	—	—	64
Social contributions	Performing	183	—	—	183
Tax credits	Performing	—	—	—	—
Other loans	Performing	20	10	—	30
		1,487	42	21	1,550

        The assets underlying the junior securities deriving from third-party securitizations (pro-quota value) amount to 28 million euro.

D.    MODELS FOR MEASURING CREDIT RISK

        The synthetic risk indicators show an improvement in the credit quality of the portfolio over the course of the year: in particular, the expected loss of loans to customers, at year end, is 0.44% of loans, a slight decrease on the 0.46% recorded at the end of 2004 (on a homogeneous basis).

        Economic capital is 4.5% of loans, stable compared to the end of 2004.

1.2   MARKET RISKS

        The remarks below refer to the following paragraphs of Banca d'Italia Circular 262 of December 22, 2005:

1.2.1
Interest-rate risk—Trading portfolios;

1.2.2
Interest-rate risk—Non trading portfolios;

1.2.3
Price risk—Trading portfolios;

1.2.4
Price risk—Non trading portfolios;

1.2.5
Foreign exchange risk.

Organization

        The main body responsible for the management and control of market risks is the Board of Directors of the Parent Bank, which defines the guidelines and strategic issues concerning market risks, allocates capital on the basis of the expected risk/return profile and approves the risk limits for the Parent Bank and the guidelines for the subsidiaries.

        The Group Financial and Market Risk Committee ("CRFMG") is responsible for defining risk measurement criteria and methodologies, the risk limit framework of the Parent Bank and its subsidiaries and verifying the Group companies' risk profile. The CRFMG consists of the General Manager, the heads of the units responsible for risk-assumption, and the Risk Management Department.

        The Parent Bank's Treasury Department carries out the treasury activities and the financial risk management of the national banking networks centrally. Trading activities within the Group are mainly carried out by the Group's investment bank, Banca IMI.

        Parent Bank Risk Management is responsible for developing risk monitoring methodologies and proposals regarding the system of risk limits for the Parent Bank and the Group, as well as measuring risks for the main group banking subsidiaries (Sanpaolo Banco di Napoli, Cassa di Risparmio in Bologna, Cassa di Risparmio di Padova e Rovigo, Cassa di Risparmio di Venezia e Friulcassa, on the basis of a specific outsourcing contract).

        The Group's financial risk profile and the appropriate action undertaken to change it are examined, at least monthly, by the CRFMG.

Market risk of non-trading portfolios

General issues and market risk management of non-trading portfolios

        Non-trading market risk arises primarily in the Parent Bank and in the main subsidiaries that carry out retail and corporate banking. First of all, interest rate risk is managed by the Parent Bank in order to maximize the profitability, consistently with the stability of P&L results over a long-term basis.For this purpose, position-taking reflects the strategic views set by the CRFMG. Risk exposures are primarily managed both by monitoring the mix of assets and liabilities deriving from retail activities and liquidity management; when the natural composition of assets and liabilities plus cash management (mainly short term interbank deposits) create an interest rate risk profile which is not coherent with the goals set by CRFMG, actions are taken mainly through hedging derivatives. Short-term risk exposures (less than 18 months) are mostly managed by cash instruments (interbank deposits), with direct access to the interbank market. Other cash instruments (mainly bonds) are employed to manage long term risk exposures (greater than 18 months) residually. Differently from the Parent Bank, banking subsidiaries, with the aid of the Parent Bank's Treasury Department, pursue a substantially complete hedging against interest rate risk, in order to keep the individual risk profiles of subsidiaries within very narrow limits: for this purpose, cash and derivative deals are traded with SANPAOLO IMI or, as in the case of long-term derivatives, with Banca IMI. As to the foreign-exchange risk, spot and forward transactions are carried out by Parent Bank's Treasury Department with the task of ensuring uniform pricing standards throughout the Group and managing risk position originated by the brokerage activity of foreign currencies traded by customers. The non-trading portfolios also include market risk exposures arising from equity participations held by the Parent Bank, FIN. OPI, IMI Investimenti, Sanpaolo IMI-International, Sanpaolo IMI Internazionale and Sanpaolo IMI Private Equity, in companies with quoted market prices not fully consolidated or accounted for under either the equity method or the available for sale principle.

Measurement techniques for non-trading portfolios

        The following methods are used to measure market risks of non-trading portfolios:

  •
  Value at Risk (VaR);

  •
  Sensitivity analysis;

        Value at Risk modeling is a statistical technique that produces an estimate of the potential loss in a portfolio over a specified holding period which is a statistically unlikely to be exceeded more than once during the given holding period. The Group uses a model based on historical volatility and correlations between the individual risks of each currency made up of short and long-term interest rates, exchange rates and equity prices. The Group's model is based on the last 250 trading days, a 10 day holding period and a 99% confidence level. The VaR is used, other than for the daily monitoring of risk arising from equity investments, to assess each business unit's market risk exposure, thereby taking into account diversification benefits.. VaR models have certain limitations; they are more reliable during normal market conditions, and historical data may fail to predict the future. VaR results, therefore, cannot guarantee that actual risk will follow the statistical estimate. As a result, management also relies on other tools, such as Sensitivity Analysis and Worst Case Scenario.

        Sensitivity analysis quantifies the change in value of a portfolio resulting from adverse movements in the risk factors. As regards interest rate risk, adverse movement is defined as a parallel and uniform shift of 100 basis points of the interest rate curve. The measurements include the risk originated by customer demand loans and deposits, whose features of stability and partial and delayed reactions to interest rate fluctuations have been studied by analyzing a large collection of historical data, obtaining a maturity representation model through equivalent deposits. For demand loans, the average duration is very short (approximately 1 month), whereas the estimated average duration for demand deposits is greater (approximately 12 months), depending on their stability features.

        The net interest income sensitivity is also measured, which quantifies the impact on net interest income of a parallel and instantaneous shock in the interest rate curve of ±25 basis points, over a timescale of twelve months. This measure shows the effect of the changes in interest rates on the portfolio being measured, excluding assumptions regarding future changes in the mix of assets and liabilities and therefore cannot be considered a predictor of future level of net interest income.

Fair value hedge, cashflow hedge and macro-hedge

        The Group's fair value hedges principally consist of interest rate swaps that are used to protect against changes in the fair value of fixed assets and liabilities due to movements in market interest rates. The types of swap transactions mostly used are plain vanilla interest rate swap (IRS), overnight index swap (OIS), cross currency swap (CCS) and options on interest rates. Derivatives are negotiated mainly with Banca IMI, which, in turn, replicates the same transactions with third parties so that the hedging transactions meet the specified criteria to be considered IAS/IFRS eligible (to obtain hedge accounting treatment). For short-term hedging, derivatives are also negotiated with third parties. Hedged items, specifically identified (micro-hedging), are mainly bonds issued by the bank and loans to customers. Macro-hedging is carried out only on demanddemand deposits through interest rate swaps and overnight index swaps.

        Cash flow hedging transactions, whose objective is to hedge against the volatility of receivable and payable floating cash flows, represent a relatively modest proportion of the Group's current outstanding derivatives.

Quantitative information

        In 2005, the interest rate risk generated by non-trading portfolios, measured through sensitivity analysis, showed an average value of around 12 million euro, compared with 83 million euro in the previous year, reaching 65 million euro at the end of the year.

        The net interest income sensitivity—assuming a rise in interest rates of 25 basis points—amounted at the end of December to 42 million euro (-34 million euro in the case of reduction), unchanged compared with the end of previous year and approximately 1% of the Group's net interest income.

        During 2005 the VaR fluctuated around an average value of 33 million euro (compared with 36 million in 2004), with a minimum value of 13 million at the beginning of the year and a maximum of 62 million at the end of December.

        The foreign exchange risk generated by non-trading portfolios was not material during the year.

        Equity price risk is measured using VaR (10-day timescale and 99% level of confidence). In 2005, equity price risk generated by the non-trading portfolios, almost fully held in the available for sale portfolio, recorded an average level of 109 million euro, with a minimum of 94 million euro and a maximum of 127 million euro, reached at the end of 2005. The small increase in VaR compared with the end of 2004 can be attributed to growth in portfolio value as a result of the recovery in equity markets experienced in the second half of the year, partially offset by a decrease in average portfolio volatility (from 16% at the end of 2004 to 13% at the end of 2005).

VaR—Equity investments portfolio

	2005	2004
	(€/mil)
Average	109.0	135.1
Low	94.2	102.2
Hight	127.2	213.6
Year-End	127.2	114.7

Market risk of trading portfolios

General issues and market risk management of trading portfolios

        The Group's policy is to concentrate trading activities in Banca IMI and its subsidiaries, where proprietary trading is carried out by both vanilla and complex products (mainly equities, bonds, foreign exchange contracts and other derivatives), either privately negotiated over-the-counter (OTC) or—in the case of standard contracts—transacted through regulated exchanges. Trading activities in the investment bank are segmented into specific books, which hold homogenous groups of transactions by type of risk and allow to reflect the risk/return profile of each individual business accurately. Management is predominantly aimed at arbitrage strategies, depending on the liquidity level of the instruments, rather than on risk-taking and positioning activities.

        The Parent Bank does not carry out trading activities strictly; some of its financial assets are classified under the accounting framework as held for trading, where they are not held for the purpose of generating trading gains, but rather as a part of the Group's treasury portfolio for asset and liability management, liquidity and regulatory purposes. Moreover, the Parent Bank has classified some of its derivatives as held for trading, mostly related to brokerage transactions, and also transactions offsetting the risk arising from the securities portfolio and the hedging for certain short-term items. Therefore trading market risk assumed by the Parent Bank and the banking subsidiaries is residual and can be assigned primarily to the market risk of the banking book.

Measurement techniques for trading portfolios

        Methods of measuring financial risks related to the trading portfolios mainly consist of:

  •
  Worst Case Scenario (or maximum potential loss);

  •
  Value at Risk (VaR);

  •
  Sensitivity analysis

        Worst Case Scenario is applied limited to trading portfolios. This method establishes a risk measurement defined as "maximum potential loss", which represents the worst possible economic result of those obtained in various hypothetical scenarios. The method is designed to represent a significant shock to current market parameters on the basis of a holding period of one day and accumulating the losses deriving from the various risk factors in absolute terms. The idea underlying the determination of the shocks to be assigned to the risk factors is to ensure a high degree of prudence; the objective of the method is to quantify and limit the maximum potential loss that could emerge in extreme market conditions.

        VaR and sensitivity analysis are explained in the paragraph above "Measurement techniques for non-trading portfolios".

        During 2005 a VaR model was adopted based on the historical simulation method (Historical VaR), which involves constructing a distribution of hypothetical daily changes in the value of the trading portfolio based on risk factors embedded in the current portfolio and historical observations of daily changes in these risk factors to determine the expected potential loss at a 99% confidence level over a one day timescale. From top management's point of view, this model is able to satisfy the regulatory requirements set by the Supervisory Banking Authority as the internal model to calculate net capital charges for the general and specific market risks; the approval process will begin during 2006. The risk estimates calculated using the historical VaR do not differ significantly from the results shown below and obtained with the VaR model, indicated in the paragraph "Quantitative information".

Quantitative information

        The VaR of trading activities during 2005 carried out by Banca IMI and its subsidiaries, averaged nine million euro (compared to seven million euro in 2004), with a minimum of 4 million euro and a maximum of 15 million euro. At the end of December, the VaR was 12 million euro, against 6 million euro on the same period of the previous year.

		12/31/2005			12/31/2004
VaR — Trading portfolios by type of risk
	Year-End	Average	Minimum	Maximum	Year-End	Average
	(€/mil)
Interest rate risk	10.3	4.8	1.1	12.1	4.2	3.6
Foreign exchange risk	1.1	1.1	0.1	6.5	1.6	1.3
Equity price risk	6.1	6.5	2.8	12.9	3.5	4.8
Diversification effect	(5.3)	(4.0)	n.s.	n.s.	(3.6)	(2.9)
Total	12.1	8.5	4.1	15.2	5.8	6.9

        In addition to VaR, the Worst Case Scenario analysis is used to monitor the impact of the potential losses that might arise under extreme market conditions. The maximum potential daily loss in 2005 was an average of 54 million euro (41 million euro in the previous year), registering a maximum of 65 million euro at the end of March and a minimum of 36 million euro at the beginning of the year.

Backtesting showed the prudent nature of the internal measurement technique used. In 2005, actual daily losses were never greater than the risk measures expressed in terms of maximum potential loss, while the actual trading loss exceeded the ex-ante VaR on a daily basis in only one case.

1.2.6    Financial derivative instruments

A.    Financial derivatives:

A.1  Regulatory trading portfolio: end-of-period notional values

	Debt securities and interest rates		Equities and equity price index		Exchange rate and gold				Total as at 12/31/2005
							Other values
Type of transaction/underlying
	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted
	(€/mil)
1. Forward rate agreement	—	92,056	—	—	—	—	—	—	—	92,056
2. Interest rate swap	—	839,135	—	—	—	—	—	—	—	839,135
3. Domestic currency swap	—	—	—	—	—	15	—	—	—	15
4. Currency interest rate swap	—	—	—	—	—	830	—	—	—	830
5. Basis swap	—	18,259	—	—	—	—	—	—	—	18,259
6. Equity index swaps	—	—	—	—	—	—	—	—	—	—
7. Real index swaps	—	—	—	—	—	—	—	—	—	—
8. Futures	97,802	—	173	—	362	—	—	—	98,337	—
9. Cap options	—	—	—	—	—	—	—	—	—	—
—Purchased	—	—	—	—	—	—	—	—	—	—
—Issued	—	—	—	—	—	—	—	—	—	—
10. Floor options	—	—	—	—	—	—	—	—	—	—
—Purchased	—	—	—	—	—	—	—	—	—	—
—Issued	—	—	—	—	—	—	—	—	—	—
11. Other options	11,606	108,842	12,800	6,890	—	37,813	—	—	24,406	153,545
—Purchased	3,558	40,144	6,344	3,386	—	18,468	—	—	9,902	61,998
—Plain vanilla	3,558	40,144	6,186	1,294	—	15,855	—	—	9,744	57,293
—Exotic	—	—	158	2,092	—	2,613	—	—	158	4,705
—Issued	8,048	68,698	6,456	3,504	—	19,345	—	—	14,504	91,547
—Plain vanilla	8,048	68,698	6,416	716	—	13,333	—	—	14,464	82,747
—Exotic	—	—	40	2,788	—	6,012	—	—	40	8,800
12. Forward agreements	—	—	—	—	—	22,181	—	—	—	22,181
—Purchases	—	—	—	—	—	14,846	—	—	—	14,846
—Sales	—	—	—	—	—	4,539	—	—	—	4,539
—Currency against currency	—	—	—	—	—	2,796	—	—	—	2,796
13. Other derivative contracts	—	634	2	—	—	205	—	325	2	1,164
Total	109,408	1,058,926	12,975	6,890	362	61,044	—	325	122,745	1,127,185

A.2  Banking portfolio: end-of-period and average notional amounts

A.2.1     Hedging instruments

	Debt securities and interest rates		Equities and equity price index		Exchange rate and gold				Total as at 12/31/2005
							Other values
Type of transaction/Underlying instrument
	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted
	(€/mil)
1. Forward rate agreement	—	100	—	—	—	—	—	—	—	100
2. Interest rate swap	—	10,256	—	—	—	—	—	—	—	10,256
3. Domestic currency swap	—	—	—	—	—	—	—	—	—	—
4. Currency interest rate swap	—	—	—	—	—	2,460	—	—	—	2,460
5. Basis swap	—	404	—	—	—	—	—	—	—	404
6. Equity index swaps	—	—	—	—	—	—	—	—	—	—
7. Real index swaps	—	—	—	—	—	—	—	—	—	—
8. Futures	—	—	3	—	—	—	—	—	3	—
9. Cap options	—	—	—	—	—	—	—	—	—	—
—Purchased	—	—	—	—	—	—	—	—	—	—
—Issued	—	—	—	—	—	—	—	—	—	—
10. Floor options	—	—	—	—	—	—	—	—	—	—
—Purchased	—	—	—	—	—	—	—	—	—	—
—Issued	—	—	—	—	—	—	—	—	—	—
11. Other options	—	155	—	—	—	—	—	—	—	155
—Purchased	—	75	—	—	—	—	—	—	—	75
—Plain vanilla	—	75	—	—	—	—	—	—	—	75
—Exotic	—	—	—	—	—	—	—	—	—	—
—Issued	—	80	—	—	—	—	—	—	—	80
—Plain vanilla	—	80	—	—	—	—	—	—	—	80
—Exotic	—	—	—	—	—	—	—	—	—	—
12. Forward agreements	—	—	—	—	—	43	—	—	—	43
—Purchases	—	—	—	—	—	—	—	—	—	—
—Sales	—	—	—	—	—	43	—	—	—	43
—Currency against currency	—	—	—	—	—	—	—	—	—	—
13. Other derivative contracts	—	—	—	—	—	—	—	—	—	—
Total	—	10,915	3	—	—	2,503	—	—	3	13,418

A.2.2     Other derivatives

	Debt securities and interest rates		Equities and equity price index		Exchange rate and gold				Total as at 12/31/2005
Other values
Type of transaction/Underlying instrument
	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted
(€/mil)
1. Forward rate agreement	—	—	—	—	—	—	—	—	—	—
2. Interest rate swap	—	34	—	—	—	—	—	—	—	34
3. Domestic currency swap	—	—	—	—	—	—	—	—	—	—
4. Currency interest rate swap	—	—	—	—	—	—	—	—	—	—
5. Basis swap	—	—	—	—	—	—	—	—	—	—
6. Equity index swaps	—	—	—	—	—	—	—	—	—	—
7. Real index swaps	—	—	—	—	—	—	—	—	—	—
8. Futures	—	—	—	—	—	—	—	—	—	—
9. Cap options	—	—	—	—	—	—	—	—	—	—
—Purchased	—	—	—	—	—	—	—	—	—	—
—Issued	—	—	—	—	—	—	—	—	—	—
10. Floor options	—	—	—	—	—	—	—	—	—	—
—Purchased	—	—	—	—	—	—	—	—	—	—
—Issued	—	—	—	—	—	—	—	—	—	—
11. Other options	—	62	4,900	4,014	—	—	—	—	4,900	4,076
—Purchased	—	31	—	1,545	—	—	—	—	—	1,576
—Plain vanilla *	—	31	—	641	—	—	—	—	—	672
—Exotic *	—	—	—	904	—	—	—	—	—	904
—Issued	—	31	4,900	2,469	—	—	—	—	4,900	2,500
—Plain vanilla *	—	31	127	925	—	—	—	—	127	956
—Exotic *	—	—	4,773	1,544	—	—	—	—	4,773	1,544
12. Forward agreements	—	—	—	—	—	—	—	—	—	—
—Purchases	—	—	—	—	—	—	—	—	—	—
—Sales	—	—	—	—	—	—	—	—	—	—
—Currency against currency	—	—	—	—	—	—	—	—	—	—
13. Other derivative contracts	—	—	—	—	—	—	—	—	—	—
Total	—	96	4,900	4,014	—	—	—	—	4,900	4,110

A.3  Financial derivatives: purchase and sale of underlying instruments

	Debt securities and interest rates		Equities and equity price index		Exchange rate and gold				Total as at 12/31/2005
							Other values
Type of transaction/Underlying instrument
	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted
	(€/mil)
A. Regulatory trading portfolio:	109,408	1,040,493	12,975	6,891	362	61,196	—	325	122,745	1,108,905
1. Transactions with exchange of capital	12,927	144	310	494	362	60,886	—	—	13,599	61,524
—Purchase	6,416	117	175	355	63	28,495	—	—	6,654	28,967
—Sale	6,511	27	135	139	68	18,903	—	—	6,714	19,069
—Currency against currency	—	—	—	—	231	13,488	—	—	231	13,488
2. Transactions without exchange of capital	96,481	1,040,349	12,665	6,397	—	310	—	325	109,146	1,047,381
—Purchase	49,260	546,546	5,464	5,021	—	47	—	39	54,724	551,653
—Sale	47,221	493,803	7,201	1,376	—	220	—	286	54,422	495,685
—Currency against currency	—	—	—	—	—	43	—	—	—	43
B. Banking portfolio:
B.1 Hedging instruments	—	10,510	3	—	—	2,504	—	—	3	13,014
1. Transactions with exchange of capital	—	—	—	—	—	2,504	—	—	—	2,504
—Purchase	—	—	—	—	—	2,336	—	—	—	2,336
—Sale	—	—	—	—	—	168	—	—	—	168
—Currency against currency	—	—	—	—	—	—	—	—	—	—
2. Transactions without exchange of capital	—	10,510	3	—	—	—	—	—	3	10,510
—Purchase	—	6,663	3	—	—	—	—	—	3	6,663
—Sale	—	3,847	—	—	—	—	—	—	—	3,847
—Currency against currency	—	—	—	—	—	—	—	—	—	—
B.2 Other derivatives	—	96	4,900	4,014	—	—	—	—	4,900	4,110
1. Transactions with exchange of capital	—	—	—	1,523	—	—	—	—	—	1,523
—Purchase	—	—	—	299	—	—	—	—	—	299
—Sale	—	—	—	1,224	—	—	—	—	—	1,224
—Currency against currency	—	—	—	—	—	—	—	—	—	—
2. Transactions without exchange of capital	—	96	4,900	2,491	—	—	—	—	4,900	2,587
—Purchase	—	62	209	927	—	—	—	—	209	989
—Sale	—	34	4,691	1,564	—	—	—	—	4,691	1,598
—Currency against currency	—	—	—	—	—	—	—	—	—	—

A.4  Financial derivatives: Over the counter: positive fair value—counterparty risk

	Debt securities and interest rates			Equities and equity price index			Exchange rate and gold			Other values			Different underlying instruments
Counterparty/Underlying instrument	Gross unsettled	Gross settled	Future exposure	Gross unsettled	Gross settled	Future exposure	Gross unsettled	Gross settled	Future exposure	Gross unsettled	Gross settled	Future exposure	Settled	Future exposure
	(€/mil)
A. Regulatory trading portfolio:
A.1 Governments and central banks	1	4	2	—	—	—	—	—	—	—	—	—	—	—
A.2 Public entities	132	—	29	—	—	—	1	—	1	—	—	—	—	—
A.3 Banks	23	5,592	49	22	443	—	78	406	64	24	7	5	756	1,067
A.4 Financial institutions	39	220	6	—	112	7	26	45	24	—	10	—	171	160
A.5 Insurance companies	2	—	—	17	—	6	—	—	—	—	—	—	—	—
A.6 Non-financial companies	17	—	7	—	—	—	26	—	12	—	—	—	—	—
A.7 Other entities	211	—	61	4	—	25	103	—	50	—	—	—	—	—
Total	425	5,816	154	43	555	38	234	451	151	24	17	5	927	1,227
B. Banking portfolio:
B.1 Governments and central banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
B.2 Public entities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
B.3 Banks	76	244	6	—	156	35	—	5	—	—	—	—	42	13
B.4 Financial institutions	5	101	1	—	—	—	—	—	—	—	—	—	98	11
B.5 Insurance companies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
B.6 Non-financial companies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
B.7 Other entities	—	—	—	—	—	1	—	—	—	—	—	—	—	—
Total	81	345	7	—	156	36	—	5	—	—	—	—	140	24

A.5  Financial derivatives: Over the counter: negative fair value—financial risk

	Debt securities and interest rates			Equities and equity price index			Exchange rate and gold			Other values			Different underlying instruments
Counterparty/Underlying instrument	Gross unsettled	Gross settled	Future exposure	Gross unsettled	Gross settled	Future exposure	Gross unsettled	Gross settled	Future exposure	Gross unsettled	Gross settled	Future exposure	Settled	Future exposure
	(€/mil)
A. Regulatory trading portfolio:
A.1 Governments and central banks	30	—	3	—	10	—	—	—	—	—	—	—	6	10
A.2 Public entities	46	—	13	—	—	—	—	—	—	—	—	—	—	—
A.3 Banks	560	5,903	110	26	135	25	80	291	45	30	50	—	613	359
A.4 Financial institutions	51	178	23	—	17	7	10	46	3	—	14	—	35	8
A.5 Insurance companies	1	—	—	13	—	9	—	—	—	14	—	12	—	—
A.6 Non-financial companies	9	—	3	—	—	—	7	—	2	—	—	—	—	—
A.7 Other entities	39	—	30	—	—	—	63	—	13	—	—	3	—	—
Total	736	6,081	182	39	162	41	160	337	63	44	64	15	654	377
B. Banking portfolio:
B.1 Governments and central banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
B.2 Public entities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
B.3 Banks	87	123	17	—	—	—	3	386	6	—	—	—	377	35
B.4 Financial institutions	—	—	1	—	—	—	—	47	—	—	—	—	47	1
B.5 Insurance companies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
B.6 Non-financial companies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
B.7 Other entities	1	—	1	182	—	—	—	—	—	—	—	—	—	—
Total	88	123	19	182	—	—	3	433	6	—	—	—	424	36

A.6  Residual maturity of over the counter financial derivatives: notional values

Underlying instruments/Residual maturity	Up to 1 year	1 to 5 years	Over 5 years	Total
	(€/mil)
A. Regulatory trading portfolio
A.1 Financial derivatives on debt securities and interest rates	528,568	341,544	188,814	1,058,926
A.2 Financial derivatives on equities and interest rates	2,572	3,907	411	6,890
A.3 Financial derivatives on exchange rate and gold	57,342	3,132	570	61,044
A.4 Financial derivatives on others	119	206	—	325
B. Banking portfolio
B.1 Financial derivatives on debt securities and interest rates	6,090	3,031	1,890	11,011
B.2 Financial derivatives on equities and interest rates	652	2,047	1,315	4,014
B.3 Financial derivatives on exchange rate and gold	1,777	726	—	2,503
B.4 Financial derivatives on others	—	—	—	—
Total	597,120	354,593	193,000	1,144,713

B.    Credit derivatives

B.1  Credit derivatives: notional end-of-year values

	Regulatory trading portfolio		Other transactions
	Single subject	Basket	Single subject	Basket
Type of transaction	Notional value	Notional value	Notional value	Notional value
	(€/mil)
1. Purchases of protection
1.1 With underlying asset exchange
—credit default swap	1,632	—	67	—
—credit linked note	12	110	—	—
1.2 Without underlying asset exchange
—credit default swap	—	2,097	—	—
Total	1,644	2,207	67	—
2. Sales of protection
2.1 With underlying asset exchange
—credit default swap	1,510	110	—	—
2.2 Without underlying asset exchange
—credit default swap	115	150	—	—
—credit linked note	—	6	—	—
Total	1,625	266	—	—

B.2  Credit derivatives: positive fair value—counterparty risk

Type of transaction/Values	Notional value	Positive fair value	Future exposure
	(€/mil)
A. REGULATORY TRADING PORTFOLIO	2,884	24	43
A.1 Hedging purchases with counterparties:	1,348	13	41
1 Governments and central banks	—	—	—
2 Other public entities	—	—	—
3 Banks	1,168	11	28
4 Financial companies	180	2	13
5 Insurance businesses	—	—	—
6 Non-financial companies	—	—	—
7 Others	—	—	—
A.2 Hedging sales with counterparties:	1,536	11	2
1 Governments and central banks	—	—	—
2 Public entities	—	—	—
3 Banks	1,115	8	—
4 Financial companies	421	3	2
5 Insurers	—	—	—
6 Non-financial companies	—	—	—
7 Others	—	—	—
Type of transaction/Values	Notional amount	Positive fair value	Future exposure
(€/mil)
B. BANKING PORTFOLIO	67	—	5
B.1 Hedging purchases with counterparties:	67	—	5
1 Governments and central banks	—	—	—
2 Public entities	—	—	—
3 Banks	67	—	5
4 Financial companies	—	—	—
5 Insurers	—	—	—
6 Non-financial companies	—	—	—
7 Others	—	—	—
B.2 Hedging sales with counterparties:	—	—	—
1 Governments and central banks	—	—	—
2 Public entities	—	—	—
3 Banks	—	—	—
4 Financial companies	—	—	—
5 Insurers	—	—	—
6 Non-financial companies	—	—	—
7 Others	—	—	—
Total	2,951	24	48

B.3  Credit derivatives: negative fair value—financial risk

Type of transaction/Values	Notional value	Negative fair value
	(€/mil)
REGULATORY TRADING PORTFOLIO
1. Hedging purchases with counterparties:
1.1 Governments and central banks	—	—
1.2 Public entities	—	—
1.3 Banks	1,591	(7)
1.4 Financial companies	911	(4)
1.5 Insurers	—	—
1.6 Non-financial companies	—	—
1.7 Others	—	—
Total	2,502	(11)

B.4  Residual maturity of credit derivative contracts: notional values

Underlying instruments/Residual maturity	Up to 1 year	1 to 5 years	Over 5 years
	(€/mil)
A Regulatory trading portfolio
A.1 Credit derivatives with "qualified reference obligation"	493	3,732	1,517
A.2 Credit derivatives with "unqualified reference obligation"	—	—	—
B Banking portfolio
B.1 Credit derivatives with "qualified reference obligation"	—	—	—
B.2 Credit derivatives with "unqualified reference obligation"	—	67	—
Total	493	3,799	1,517

1.3   LIQUIDITY RISKS

QUALITATIVE INFORMATION

        The metric used for liquidity risk management is based on a cash-flow analysis through the calculation of mismatches between inflows and outflows, grouped in different maturity buckets according to their contractual or expected residual maturities. A centralized approach is adopted for managing liquidity risk of the Parent Bank and the banking subsidiaries. The Parent Bank's Treasury Department, together with Sanpaolo IMI Ireland, as single points of direct access to the markets, raise funds against the assets originated from the retail and corporate activity at the branch level. In this framework, the liquidity management is overseen by the Parent Bank's Treasury Department, in line with the Group's Policy, which defines, at a consolidated level, a liquidity target ratio for the 0 - 1 month period and attention thresholds on subsequent time bands, the triggering of which activates a contingency plan. A minimum treasury securities portfolio, made up of promptly liquid assets, is held to cover very short-term liquidity risk.The consolidated liquidity position also includes obligations deriving from the liquidity requirements identified by other main Group's Subsidiaries that use the Parent Bank's Treasury Department as a single point of access to the markets.

        The Risk Management Department periodically monitors liquidity risk limits (liquidity gap, ratio observance); reporting is periodically presented and discussed at the CRFMG.

QUANTITATIVE INFORMATION

Break-down by contractual residual maturity of financial assets and liabilities

	Definite duration
	On demand	Up to 3 months	Between 3 and 12 months	Between 1 and 5 years	Beyond 5 years	Indefinite duration	Total
	(€/mil)
A. Assets
A.1 Investments held for trading	3,666	552	4,502	4,522	2,949	5	16,196
A.2 Investments evaluated at fair value	5	7	366	465	153	—	996
A.3 Available for sale investments	3,732	274	219	1,676	4,869	10	10,780
A.4 Investments held to maturity	—	282	51	1,629	573	—	2,535
A.5 Due from banks	4,244	16,672	5,202	1,861	724	70	28,773
A.6 Loans to customers	22,115	20,231	15,174	41,212	38,437	2,718	139,887
Total on balance financial assets	33,762	38,018	25,514	51,365	47,705	2,803	199,167
A.7 Off-balance sheet transactions	48,946	184,039	102,230	96,473	447,378	316,597	1,195,663
Total assets	82,708	222,057	127,744	147,838	495,083	319,400	1,394,830
B. Liabilities
B.1 Due to customers	73,377	16,922	3,244	618	252	2	94,415
B.2 Due to banks	6,535	14,861	4,576	2,942	6,852	—	35,766
B.3 Securities issued	1,992	9,723	6,472	25,361	8,021	—	51,569
B.4 Financial liabilities held for trading	34	24	453	942	549	339	2,341
B.5 Financial liabilities evaluated at fair value	—	143	383	2,999	3	—	3,528
Total on balance financial liabilities	81,938	41,673	15,128	32,862	15,677	341	187,619
B.6 Off-balance sheet transactions	50,832	162,497	107,463	87,663	486,946	300,262	1,195,663
Total liabilities	132,770	204,170	122,591	120,525	502,623	300,603	1,383,282

2.     Break-down of financial liabilities by sector

Counterparty	Governments and Central Banks	Other public entities	Financial companies	Banks	Insurance companies	Non-financial companies
	(€/mil)
1. Due to customers	1,888	2,204	11,829	—	1,189	23,161
2. Securities issued	—	—	2,832	505	—	4,179
3. Financial liabilities held for trading	557	1,313	88	156	—	111
4. Financial liabilities evaluated at fair value	—	—	98	3,524	—	—
Total	2,445	3,517	14,847	4,185	1,189	27,451

3.     Break-down of financial liabilities by region

Counterparty	Italy	Other European countries	America	Asia	Rest of the world
	(€/mil)
1. Due to customers	80,309	7,389	3,168	656	784
2. Due to banks	11,838	8,146	1,964	2,812	10,922
3. Securities issued	37,588	7,578	2,028	4,223	—
4. Financial liabilities held for trading	798	1,364	164	—	18
5. Financial liabilities evaluated at fair value	25,901	—	—	—	—
Total	156,434	24,477	7,324	7,691	11,724

1.4   OPERATIONAL RISK

        SANPAOLO IMI considers two other types of risk in its models: the operational risk and the business risk.

OPERATIONAL RISK

        The operational risk is defined as the risk of incurring losses as a result of failures in internal control or information systems, personnel or external events. The internal definition of operational risk includes the risk introduced by the New Basel Capital Accord, extending it to include the reputational risk.

        SANPAOLO IMI has defined the overall Operational risk management framework by setting up a Group policy and organizational processes for measuring, managing and controlling operational risk. The control of operational risk is attributed to the Parent Bank's Board of Directors, that sets the management policies and the subsequent organizational structure. The Operational Risk Committee (made up of the General Manager and Department Managers) has the task of monitoring the operational risk profile of the Group and deciding the main activities of mitigation and transfer. The centralized unit at Group level, part of Risk Management, is responsible for developing methodologies for measuring risk, processing loss data and preparing the resultant management instruments. In line with Basel 2 requirements, the business lines, subsidiaries and the Corporate Centre structures are now directly involved in the Operational Risk Management process, by means of setting up specific decentralized control centers at the operational units. These decentralized centers are responsible for the processes of gathering information about events that have generated operational losses, carrying out analyses of scenarios and evaluating the riskiness associated with the business environment and the operating context.

        The measurement methodology of the operational risk profile requires the combined use of information on internal and external historical operational losses, with qualitative factors deriving from scenario analyses and evaluations of the system of internal controls and of the operating context.

        The internal operational losses are recorded by decentralized control centers, suitably verified by the central structure and managed by a dedicated computer system. For each category of risk, in line with the definitions of the Basel regulations, the database of historical events is analyzed, including both internal Group events and events traceable to the participation in loss data sharing initiatives (DIPO in Italy and ORX at international level). Results are obtained by applying actuarial techniques that separately analyze the frequency and the severity of events and subsequently create, by means of suitable Monte Carlo techniques, the aggregated annual loss distribution and consequently the measurement of risk.

        The scenario analyses are based on structured and organized gathering of subjective estimates expressed directly by Management (Business Areas/Corporate Center) and have as their objective the evaluation of the potential economic impact for particularly serious operational events. These evaluations, calculated with statistical-actuarial techniques, give an estimate of unexpected loss that is subsequently integrated with the measurement obtained from the analysis of historical loss data.

        Capital at risk is therefore identified as the minimum measurement at Group level, net of insurance cover, necessary to bear the maximum potential annual loss with a level of confidence of 99.95% (99.9% for regulation measurement). The methodology also applies a corrective factor, which derives from the qualitative analyses of the riskiness of the operating context, to take account of the efficiency of internal controls in the various organizational units.

BUSINESS RISK

        The business risk (or strategic risk) is defined as the risk of incurring losses because of changes in the macro-or micro-economic scenario that could jeopardize the ability to generate income, typically by a drop in operating volumes or margin compression. It is evaluated by breaking down the activities in the Business Areas, based on the respective cost and revenue structures, in elementary "industrial" businesses (for example data processing, consultancy and distribution). The level of capitalization in line with the level observed in companies operating with the same processes is attributed to the Business Areas.

LEGAL DISPUTES

Anatocism

        In March 1999, the Italian Court of Cassation declared the quarterly capitalization of interest payable to be illegitimate, thereby completely changing the previous law based on the assumption that the relevant clauses in bank contracts do not integrate "regulatory" use as believed in the past, but rather "trading" use, which contrasts with the prohibition of anatocism pursuant to Art. 1283 of the Italian Civil Code.

        The subsequent D.Lgs. no. 342 of 1999 confirmed the legitimacy of capitalization of interest in current accounts, as long as it has the same periodicity of calculating interest for both debt and credit interest. From the date of this regulation coming into force (April 2000), all current account operations have been brought into line, with quarterly capitalization of both interest income and expense. Therefore, the dispute which has arisen about this concerns only those contracts which were agreed before the indicated date.

        With the decision of both its Sections on 4/11/2004, the Court of Cassation has again excluded the possibility that said use may become the rule. This ruling by the Court of Cassation has not moreover eliminated the possibility of maintaining (on the basis of profiles different from those examined) the legitimacy of methods of infra-annual interest calculation: in some cases the prevailing legislation has actually recognized the soundness of these different profiles.

        The overall number of pending cases is at an insignificant level in absolute terms, and is subject to careful monitoring. The risks related to these disputes are covered by prudential allocations to the provision for other risks and charges, commensurate with the amount of individual requests by the court. Also in case no specific amount is requested (on the part of the party who brings the case to court) and until the judicial accounting appraisal is carried out at the investigating stage, the risk of legal dispute is catered for by adequate allocations to the provisions for risks and charges covering pending legal disputes.

GEST Line dispute

        GEST Line S.p.A. is the SANPAOLO IMI Group company that carries out tax collection activities, created as a result of the merger of Gerico, Sanpaolo Riscossioni Genova, Sanpaolo Riscossioni Prato and Esaban tax collecting companies.

        The risks connected to this dispute are almost exclusively attributable to a dispute with the tax authorities in respect of claims of irregularities and vary by nature and size according to the business of each merged company.

        With reference to Gerico S.p.A., previously a subsidiary of the former Cardine Banca which was later merged by incorporation into SANPAOLO IMI S.p.A., there are a number of administrative and accounting proceedings pending, filed by local Tax Offices and by the General Accounting Office for alleged tax irregularities that give rise to liabilities owing to failure to collect taxes. More specifically, the aforementioned proceedings are connected with alleged irregularities committed by some tax collection officials while carrying out report drafting activities during inspections at delinquent taxpayers' premises. These proceedings are still pending, being dealt by either first or higher-instance courts, and are constantly defended by the legal professionals engaged by the company.

        The dispute involving Esaban S.p.A. (a company in the tax collection sector of former Banco di Napoli, which incorporated all the other tax collection companies of the Group, changing its name to GEST Line S.p.A.) originated from a series of provisions denying the reimbursements issued by the tax authorities in the years 1999 - 2001, all appealed against following the hierarchical line.

        The risks connected with the Gerico S.p.A. and Esaban S.p.A. disputes are covered by unlimited guarantees already received by the aforementioned companies from the companies transferring the respective tax collection branches of business (each of the savings banks then merged into Cardine Banca and former Banco di Napoli). The abovementioned guarantees cover any losses or contingent liabilities following events prior to the respective dates of transfer and expire in 2005, without prejudice to the court cases pending on that date, for which the abovementioned guarantee is also valid beyond the said expiry date. In light of the events involving the merger of Cardine Banca and Banco di Napoli, SANPAOLO IMI took over the commitments deriving from the aforementioned guarantees, the risks of which are, as a whole, covered by appropriate accruals.

        Pursuant to Article 1, commas 426, 426 bis and 426 ter of Law no. 311/2004, the facility has been granted to concessionary companies of correcting, with regard to the inland revenue and other bodies, the administrative responsibilities deriving from the activity carried out until June 30, 2005 by means of payment of a fixed amount per inhabitant served.

        GEST Line has decided to adhere to the abovementioned correction by making the first of three payments, equal to 40% of the total sum to pay.

        The risk pertaining to the dispute in respect of the tax collection activities of the concession in Venice is not comprised in the aforementioned guarantees and, instead, solely affects the capital of GEST Line. Following the proceedings for fiscal damages because of alleged irregularities by some tax officials, the local section of the General Accounting Office ruled against the licensee.

        The measures have been regularly impugned before the administrative and accounting judge, and so have the previously mentioned sentences, with suspension of their executive effect.

        The total risk, that—as mentioned—encumbers the equity of GEST Line in its entirety, amounts to about 13 million euro and is offset by a congruous allocation.

The Cirio group insolvency in respect of the sale of bonds

        In November 2002, the Cirio group, one of the largest Italian groups operating in the agro-industrial sector, was declared insolvent in respect of the repayment of a loan issued on the Euromarket. This event led to a cross default on all the existing issues. The bonds issued by the Cirio group had a nominal value totaling around 1.25 billion euro. The SANPAOLO IMI Group, like all primary Italian banking groups, had loan transactions with the Cirio group.

Consob proceedings in relation to operations carried out on Cirio bonds

        Following the investigations carried out in April-October 2003, in relation to SANPAOLO IMI's dealings in Cirio bonds during the 2000/2002 three-year period, in a letter of May 4, 2004, Consob raised a series of claims of alleged violation of the regulations governing the sector in which SANPAOLO IMI supposedly operated when trading in the aforementioned bonds.

        These claims were notified to the Bank, the members of the Board of Directors and to the Board of Statutory Auditors in office at the time of the dealings, as well as to some company directors who, at various levels, were considered responsible for the activities connected to the alleged irregularities.

        Both the Bank and the other accused parties have moved to formulate their statements for their defense. The administrative proceedings were concluded through a decree issued by the Ministry of Finance on February 28, 2005 which, accepting the proposal made by Consob, inflicted fines on each of the accused but it was the Bank which was ordered to pay the relevant amounts, being jointly liable with the other parties according to Art. 195, subsection 9 of D.Lgs. 58/1998.

        The Bank and each of the sanctioned parties have appealed against the aforementioned ruling before the competent Court of Appeal of Turin. The relative proceedings were concluded with a measure published on January 18, 2006, in which the Court has rejected the defensive arguments of the opponents, consequently confirming the sanctions decided by the Ministry of Finance, with the exception of three individual positions in relation to which one has ascertained an invalidating defect as to the notification. The Bank has in the meanwhile provided, in its capacity of joint obligor with the parties subject to the sanctions, to comply with the payment order issued to it, reserving itself the right to value, with its consultants, the existence of elements that may serve to corroborate a possible impugnation before the Court of Cassation.

Criminal investigations related to Cirio

        At the same time, the Criminal Courts are investigating a number of credit institutions, including SANPAOLO IMI, concerning dealing activities with savers in relation to bonds issued by Cirio group companies and the management of financial activities with the aforementioned group. The investigations, the preliminary stage of which were on May 11, 2005, involve also some corporate people, including two Directors who are no longer in office.

        Confident of the absolute regularity, in general terms, of the Company's activities in relation to the investigations being carried out by the Criminal Courts and, in particular, of the total lack of involvement of the aforementioned company representatives, the Bank is monitoring the development of the proceedings under way.

Revocatory actions filed by the Commission for the Parmalat group companies under insolvency proceedings

        In the period between the end of 2004 and mid-2005, the Commission for the Parmalat group companies filed against the SANPAOLO IMI Group—as well as against many other Italian and foreign banks—a series of revocatory actions pursuant to Art. 67, para. 2 of the Bankruptcy Law, aimed at obtaining repayment of all remittances of funds made on current accounts held with SANPAOLO IMI,

Cassa di Risparmio in Bologna and Cassa di Risparmio di Padova e Rovigo by Parmalat group companies in the year before the insolvency proceedings were instituted.

        The total amount claimed in the eight proceedings thus instituted is equal to approximately 1.261 million euro.

        Following the internal preliminary investigation on the legitimacy of the claims, it was considered, in agreement with the legal advisors who assist the Group companies in the legal dispute, that the risk associated with these judgments is barely significant compared to the actual amounts of the claims, as many preliminary legal exceptions could resolve the dispute favorably and also because the claims for the repayment of the sums lack the requisites to be treated as payments.

        In connection to some decisions issued between the end of 2005 and the beginning of 2006, the Court of Parma has seen fit, as not manifestly unfounded and significant for the purposes of the decision, to defer the questions of legitimacy raised both by the Banks of the Sanpaolo Group and by other Banks within the context of their respective legal actions aimed at revocation to the scrutiny of the Constitutional Court. The matter will remain suspended until the decision of the Court.

        Such risk is sufficiently covered by specific accruals to provisions for risks and charges.

Proceedings aimed at reparation of damages against Banca IMI initiated by the Court-appointed Liquidator of Parmalat S.p.a and Parmalat Finance Corporation B.V.

        With a summons of summons received by Banca IMI on September 19, 2005, the Court-appointed Liquidator of Parmalat S.p.a and Parmalat Finance Corporation B.V. has initiated, on behalf of said companies, a suit aimed at obtaining reparation of damages concerning the theorized responsibility resulting from the participation of Banca IMI, as co-lead manager, in the consortiums for the placement concerning three bonded loans issued by Parmalat Finance Corporation B.V. with the guarantee of Parmalat S.p.a. between the beginning of 2000 and the beginning of 2001.

        The claim for damages is filed for presumed damages of at least 1,300 million euro, equivalent to the nominal value of the bonds subject to placement.

        Banca IMI has appeared before the court raising numerous prejudicial objections concerning the unacceptability and legitimacy—in relation to both constitutional and community law—of the action initiated by the Court-appointed Liquidator and objecting, as to the merits, the complete unfoundedness of every claim for reparation.

        Consequently, based on the valuations made by the lawyers assisting Banca IMI, it has not been deemed necessary to make specific allocations.

The management of claims relating to defaulted bonds

        As regards complaints by customers holding Parmalat, Cirio and Argentine bonds, the Group policy is that Group companies should carefully evaluate that the financial instruments sold to customers are adequate to each investor's financial standing.

        Contingent liabilities relating to complaints concerning said bonds are adequately covered by accruals to the provision for risks and charges. As of December 31, 2005, the related accruals amounted to 22 million euro.

Dispute relating to the sanction proceedings initiated by Consob against Sanpaolo IMI Asset Management S.G.R. S.p.A.

        The pecuniary administrative penalties imposed by the Ministry of Finance upon proposal by Consob because of investigations carried out at the premises of Sanpaolo IMI Asset Management have been appealed against, in accordance with Art. 195 TUF (Consolidated Financial Law), by SGR and its sanctioned representatives before the Court of Appeal of Milan which, on November 26, 2003, ruled that the penalties were illegal. Consob and the Ministry have filed an appeal against this decision before the Italian Court of Cassation. SGR immediately filed a counterclaim, requesting the dismissal of the appeals filed by the Authorities. The related judgment is still pending.

Proceedings initiated by the Antitrust Authority against the former Sanpaolo IMI Wealth Management (now Sanpaolo IMI Asset Management SGR) and the former Fideuram Vita (now A.I.P.)

        In January 2004 the Antitrust Authority notified Sanpaolo IMI Wealth Management, as holding company and outsourcer of Sanpaolo Vita, and Fideuram Vita that they were subject to investigations in respect of the purchase of a database from a company specialized in analyzing the insurance market. This database contained information concerning contractual conditions, prices and methods of distribution of life insurance and pension products. Having concluded the investigation, initially performed on a number of insurance companies and then on the aforementioned Group companies, the Antitrust Authority issued, on September 30, 2004, a measure in which, whilst not inflicting pecuniary sanctions, ascertained the existence, among the companies facing proceedings, in violation of Art. 2, para, 2 of Law 287/90, of a horizontal agreement consisting of the exchange of delicate commercial information between competing companies.

        The abovementioned sanction was appealed against before the TAR (Regional Administrative Court) in Lazio, which overruled it on April 27, 2005, asserting that no such restriction of competition existed. The Guarantor Authority has impugned the sentence before the Council of State and the relative proceedings, in which both SANPAOLO IMI (that due to subsequent company changes, has taken over the specific positions that originally concerned Sanpaolo IMI Wealth Management) and A.I.P. will present their defenses, are still pending.

Proceedings initiated by the Legal Authorities against certain financial planners of Banca Fideuram and employees of the subsidiary Fideuram Bank Suisse

        There are no developments as to the investigations initiated by the Juridical Authorities that concern a number of financial promoters of the Banca Fideuram group and employees of the subsidiary Fideuram Bank Suisse. The disputes concern, in their entirety, the hypothesis of complicity in the crime of illicit practice (that consists of the offer, on the part of a party that is not authorised in Italy, of investment services or financial products) with the exception of a single financial promoter, who is no longer active today, and who is also charged with the crime of money-laundering. The Bank has set up a specific work team for the rigorous verification of the facts, and has assured the investigating authorities the greatest possible collaboration.

Investigations initiated by the Public Prosecutor's office of Spoleto against Sanpaolo Invest SIM S.p.A. and Banca Fideuram S.p.A.

        On May 5, 2005, the Public Prosecutor's office of Spoleto terminated its investigation of a case involving a number of crimes committed against some customers by a Sanpaolo Invest SIM financial planner.

        The investigation involved also some representatives of Sanpaolo Invest who were accused of violating Art. 2638 of the Italian Civil Code on the assumption that they had not informed Consob of the irregularities found in connection with the abovementioned case during verification on the internal control procedures related to the financial planners.

        The alleged accusations made against the previously mentioned representatives caused Sanpaolo Invest, as well as Banca Fideuram (held to be jointly responsible by virtue of being the beneficiary of the partial spin-off of the banking branch previously owned by Sanpaolo Invest Sim), to be held liable for the alleged violation of Law 231/2001.

        Such responsibility, if established, entails the application of penalties which, with regard to the type of crime challenged to the company representatives, are only pecuniary.

        A working group that has been set up at the Parent Bank carefully monitors the proceedings, which have only gone as far as the preliminary stage.

        In June 2005, Consob launched an investigation into Sanpaolo Invest SIM with regard to the efficiency of its management and internal control processes.

        On conclusion of this investigation, Consob initiated, with writ served on January 4, 2006 against representatives of Sanpaolo Invest Sim and the Company itself as jointly obliged with the former, proceedings aimed at inflicting sanctions for a number of presumed violations of regulations, principally on the subject of internal audits. Sanpaolo Invest Sim and the addressees of the contestations have formulated their deductions, among other things highlighting that the current procedures comply with the regulations in force.

Initiatives taken by Consob against Banca Fideuram S.p.A.

        Following a series of meetings held with the management of Banca Fideuram, on June 9, 2005 Consob, as part of its supervisory powers, brought to the attention of Banca Fideuram that there were a number of weaknesses in the procedures followed for investment and consultancy services provided to customers as well as in those relating to the internal control systems.

        Consob also requested Banca Fideuram to make all necessary arrangements to correct all the weaknesses that had been highlighted in relation to which the Bank had moreover already launched, before the intervention of Consob, a work plan aimed at making the necessary corrections.

        The Bank Bodies then approved the actions to be taken to improve the abovementioned procedures, paying particular attention to the assessment of the adequacy of the transaction carried out by it.

Investigations initiated by the Attorney's Office of Cagliari against employees of Sardinian public employees as well as promoters and employees of Banca Fideuram.

        In February 2005 the Attorney's Office of Cagliari, concluded the preliminary investigation carried out by it concerning a hypothesis of fraud perpetrated to the damage of a number of Sardinian regional institutions; the investigation, that was triggered by crimes committed by a promoter of Banca Fideuram, has also involved employees of the Bank and other promoters of the network structure.

IMI Sir dispute

        Other assets include 1.3 million euro that refer to the estimated realizable value of the credit, which was definitively enforced by the Civil Section of the Italian Court of Cassation through sentence no. 2469/03. This sentence has substantially confirmed decision no. 2887, passed by the Rome Court of Appeal on September 11, 2001, which condemned Consorzio Bancario SIR S.p.A. (in liquidation) to reimburse the Bank the sum of 506 million euro previously paid by IMI to the heirs of Mr. Nino Rovelli as compensation for damages, in accordance with the sentence passed by the Rome Court of Appeal on November 26, 1990. However, the sentence changed the ruling on the amount of interest payable by the Consorzio—on the grounds of procedures and not of merit—in respect of whether or not it should include the amount matured from the date on which the appeal was served (equal to around 72.5 million euro as of December 31, 2001). Furthermore, the Italian Court of Cassation referred to another section of the Rome Appeal Court the decision on whether or not the total amount owed to the Bank by the Consorzio should be reduced by approximately 14.5 million euro, as compensation for the damages related to the transaction between the Consorzio and IMI in respect of the additional agreement of July 19, 1979: if the trial judge holds the claim amount unjustified, the sentence against the Consorzio to pay the sum of 506 million euro will be reduced accordingly. In this respect, proceedings have begun, within the terms, for the resummons of the sentence before the Rome Court of Appeal, where judgment is currently pending.

        The same Italian Court of Cassation sentence passed final judgment on the right of the Consorzio to be held harmless by Mrs. Battistella Primarosa (heir to Mr. Nino Rovelli) and Eurovalori S.p.A.. The Italian Court of Cassation also endowed the Consorzio's right to recourse as subordinate to the previous payment of the amount owed to SANPAOLO IMI S.p.A. and assigned the sentence on this particular appeal to the trial judge. Judgment commenced in February 2004 and is still under way.

        For the purposes of preparing the financial statements, the book value of the credit subject to the Italian Court of Cassation sentence has been calculated in accordance with applicable accounting standards as regards revenue recognition on the basis of its estimated realizable value, as confirmed by authoritative opinions.

        With reference to the above, taking into account that the initiatives taken so far have not achieved tangible results, the Bank has considered that the estimated realizable value of the amount receivable in question should be within the bounds of the Consorzio's capital and its ability to pay; such amount, net of the effects attributable to the previously mentioned Italian Court of Cassation sentence, being substantially in line with that currently recorded.

        In line with the estimated value of the amount receivable, it is worth noting that, since 2001, the investment held in the Consorzio has been written down to zero.

        As regards the civil initiatives undertaken as part of the criminal proceedings in relation to the payment of offence damages, it is underlined that on April 29, 2003, the Criminal Section IV of the Court of Milan finally sentenced Rovelli's heir and the other co-defendants to different terms of imprisonment in relation to their respective levels of responsibility for the crimes committed, as well as to pay the sum of 516 million euro to the plaintiffs as moral damage.

        The above sentence was overruled by the Criminal Section II of the Milan Court of Appeal through a sentence issued on May 23, 2005, which, by confirming (though with the mitigation of penalties) the responsibility of the defendants concerning the corruption case that affected the outcome of the IMI Sir dispute, has also revoked the sentence against the defendants to pay damages for moral injury, giving the civil court judge the task to establish the amount of the total offence damages. Such sentence was appealed against and is currently being examined by the Italian Court of Cassation.

        In the context, it is extremely clear that the actual amount receivable from Consorzio Bancario SIR S.p.A. in liquidation is correct.

SECTION 2—INSURANCE COMPANIES' RISKS

2.1   INSURANCE RISKS

Life branch

        The typical risks of a life insurance portfolio can be divided into three main categories of risk: insurance rating risk, death risk and reserve risk.

        Insurance rating risks are protected first of all during the definition of the technical features and product pricing and subsequently during the life of the instrument by means of periodic checks on the sustainability and the technical foundations and the hypotheses which were initially adopted in order to understand the effective sustainability and profitability both at the product level and at the portfolio level, including all of the Company's liabilities. Among the instruments used during definition of a product is profit testing, which apart from measuring the profitability is used to identify in advance any weaknesses (technical or economic) in the product itself, in order to correct them beforehand.

        The actuarial risks arise when we record an unfavorable trend in actual accidents compared with the estimated trend when the rate was calculated and these risks are reflected in the level of reserves. The Company guards against these risks by means of statistical analysis of the evolution (subdivided by risk type) of the liabilities of its own contract portfolio. Therefore the evolution for example of the demographic components is protected on the one hand by monitoring the propensity to effective income of our own portfolio, and on the other hand by analyzing the actual accidents of some contractual categories and from the analysis of the forms supplied by the Ministry and, not least, with the active participation in work groups proposed by the Institutional Organs. In terms of reserves, these risks are accounted for via the placing in the financial statements of the supplementary allocations deriving from the abovementioned analyses, i.e. from the use of technical foundations that are updated and recognized at the level of Control Body. Among the risks that require particular attention we mention here also the risks connected with hedging the costs. To this end the Company has developed a detailed analysis model that allows it to analyze costs by product macrocategory and by life cycle of the product itself. This tool, which is shared by several departments of the Company, is used to monitor costs, the correct rate and the sustainability of the reserves.

        The mathematical reserves are calculated contract by contract and the methodology used to determine the reserves takes account of all the future commitments of the company. In addition a series of checks is carried out, both detailed (with preventive checks for example on the correct system saving of the variables necessary for the calculation like yields, quotations, technical foundations, parameters for the supplementary reserves, recalculation of the value of single contracts) and overall, by comparing the results with the estimates that are produced on a monthly basis.

Casualty branch

        Regarding the assuming of risk, the policies at the time of purchase are checked in order to verify the correspondence of the portfolio with the technical and rate settings agreed with the sales network.

        The check, apart from being formal is therefore also substantial and allows, in particular, verification of the exposure in terms of capital—limits of liability.

        Afterwards the statistical checks are carried out, to check for potentially anomalous situations (like for example a concentration by area or by type of risk), and to keep under control the accumulation at the level of individual persons (with particular reference to policies that provide cover in the accident and illness branches).

Risk concentration factors

        Among the risk concentration factors used for calculating the rates and with particular reference to the R.C.Auto and illness branches, the table below shows the premium assignments for each Italian region.

Regions	premiums
PIEDMONT	34,242
VAL D'AOSTA	195
LIGURIA	673
LOMBARDY	4,060
TRENTINO ALTO ADIGE	13
VENETO	482
FRIULI VENEZIA GIULIA	99
EMILIA ROMAGNA	413
MARCHE	81
TUSCANY	177
UMBRIA	47
LAZIO	8,537
CAMPANIA	1,200
ABRUZZO	155
MOLISE	62
PUGLIA	384
BASILICATA	62
CALABRIA	216
SICILY	320
SARDINIA	115
TOTAL	61,179

Risk protection factors

        The reinsurance structure for the year 2005 for the companies Egida and Fideuram Assicurazioni is given below.

        Reinsurance structure for Egida S.p.A.

BRANCHES/PRODUCTS	TYPE	QUOTA ASSIGNED/PRIORITY
INJURY	QUOTA ASSIGNED	30%
ILLNESS	QUOTA ASSIGNED	20%
TERRESTRIAL VEHICLES	QUOTA ASSIGNED	50%
FIRE AND NATURAL ELEMENTS	QUOTA ASSIGNED +	50%
NATURAL + GCL	DAMAGE EXCESS	1° layer: 750,000 per risk and 1,000,000 per event;
		2° layer: 3,000,000 per event
CL TERRESTRIAL VEHICLES	QUOTA ASSIGNED +	50%
	DAMAGE EXCESS	1° layer: 750,000 per event; 2°layer: 1,500,000 per event
OTHER BRANCHES	QUOTA ASSIGNED	60%
SANPAOLO GROUP CPI CP PRODUCT	QUOTA ASSIGNED	40%
CPI POSTS PRODUCT	QUOTA ASSIGNED	60%
BRANCHES/PRODUCTS	TYPE	QUOTA ASSIGNED/PRIORITY
INJURY	QUOTA ASSIGNED	25% AVERAGE ASSIGNED previous years;
20% 2005.
	FACULTATIVE	UP TO 60% OF 100%.
Non-standard risks.
	DAMAGE EXCESS	PROTECTING THE REMNANT
1° layer: € 200,000 XS 60,000 deductible aggregate 120,000;
2° layer: € 260,000 XS 260,000;
3° layer: € 520,000 XS 520,000 (at least 2 witnesses);
4° layer: € 4,160,000 XS 1,040,000 (at least 2 witnesses).
ILLNESS	QUOTA ASSIGNED	26% AVERAGE ASSIGNED previous years.
	FACULTATIVE (IPM	UP TO 60% OF 100%.
	GUARANTEE)	Non-standard risks.
	DAMAGE EXCESS	PROTECTING THE REMNANT
	(IPM GUARANTEE)	1° layer: € 200,000 XS 60,000 deductible aggregate 120,000;
2° layer: € 260,000 XS 260,000;
3° layer: € 520,000 XS 520,000 (at least 2 witnesses);
4° layer: € 4,160,000 XS 1,040,000 (at least 2 witnesses).
FIRE AND NATURAL ELEMENTS + GCL	FACULTATIVE	UP TO 80%. Non-standard risks.
	DAMAGE EXCESS	PROTECTING THE ENTIRE PORTFOLIO
single layer: € 1,948,000 XS 52,000 (per risk and per event).
OTHER PROPERTY DAMAGE	FACULTATIVE	80%.
	DAMAGE EXCESS	PROTECTING THE ENTIRE PORTFOLIO.
Single layer: € 1,948,000 XS 10,000 (per risk and per event).

2.2   FINANCIAL RISKS

QUALITATIVE INFORMATION

        The insurance risks, concentrated in the A.I.P. Group, are generated by life policies of the traditional, revaluable type and of the index-linked and unit-linked types. The former offer the insured, apart from participation in the profit from the fund management, a minimum guaranteed level and therefore generate proprietary financial and credit risks for the insurance Company, risks that are linked to the characteristics of the investment portfolio vis-à-vis the commitments made to the insured. Index-linked and unit-linked policies which usually do not present direct risks are are in any case monitored with regard to reputation risks.

        In line with the growing attention to value, risk and capital which have in the last two years affected the insurance sector, in 2005 A.I.P. began a series of initiatives aimed both at reinforcing the risk governance and at managing and controlling the risk based capital. In particular, the Company has taken on an Investment Policy that defines the goals and the limits that are needed to distinguish the investments of the separately managed accounts in terms of asset allocation, long-term investments, credit risk, concentration risk and market risk. For investiments vis-à-vis free assets there are special limits in terms of VaR with a time span of a year and a confidence level of 99%.

        With regard to management and control of value and risk, in the second half of 2005 the Company launched FAP (Financial Analysis Program), which allows the construction of a dynamic model that can make forecasts of stochastically-generated economic scenarios, simulating the evolution of the value of assets and liabilities based on the technical characteristics of the products, the significant financial variables and a management rule that directs investments disinvestments. The risk factors considered by the model are of an actuarial and financial nature. Among the former, the FAP models risks deriving from the dynamics of an extreme surrendering of policies, from sharp changes in mortality and longevity, and from pressure on costs; among the latter, the FAP takes into consideration scenarios of stress over year-long time spans on interest rates, on credit spread and on stock market trends.

QUANTITATIVE INFORMATION

        At the end of 2005, the investment portfolio for traditional revaluable policies and free assets amounted, at market value, to over 20 billion euro and is 94.3% made up of bond securities while the stock component amounts to 5.7%.

        In conformance with the directives established by the Investment Policy, the credit quality of the bond investments is high, as is shown in the chart.

A.I.P.: exposure of debt securities by rating

        The 10-day VaR of the investments made by A.I.P. vis-à-vis free assets amounts, at the end of December, to 13 million euro.

Financial derivative instruments

        The notional values of the financial derivatives at the end of 2005 are shown below:

Financial derivatives: end-of-period notional values

	Debt securities and interest rates		Equities and equity price index		Exchange rate and gold				Total as at 12/31/2005
							Other values
Type of portfolio/Underlying instrument
	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted	Listed	Unlisted
	(€/mil)
A Trading	—	4,286	—	—	—	—	—	250		4,536
B Hedging	—	106	—	—	—	—	—			106
Total	—	4,392	—	—	—	—	—	250	—	4,642

        The related positive and negative fair values amount, respectively, to 262 million euro and 189 million euro as at December 31, 2005.

PART F—INFORMATION ON CONSOLIDATED SHAREHOLDERS' EQUITY

SECTION 1—CONSOLIDATED SHAREHOLDERS' EQUITY

        The consolidated shareholders' equity represents the equity owned by the Group and is made up of all those elements which are not included in the definition of assets or liabilities according to the measurement and quantification methods defined by the international standards.

        As regards the management of the economic capital, the average absorbed capital was assigned to the single Business Sectors (Banking, Savings and Assurance, Asset Management and International Private Banking, Central Functions) which form the organizational structure of the SANPAOLO IMI Group, on the basis of the current risks (credit, market and operative) measured according to the VaR approach; those risks are entirely confronted with the tier 1 capital. The only exception is Banca Fideuram, operating in the sector of Savings and Assurance, for which the exact end of period book value of the shareholders' equity (excluding the profit of the period) was taken as reference as it is a listed company.

        In particular, the Group's policy of capital management aims at prompt recapitalization of subsidiaries according to specific operative requirements, in compliance with the company's practice which requires that the maximum dividend possible be distributed by the Group's companies.

        As regards the insurance companies, being part of the Group and operating in the life and/or casualty branches, in compliance with provisions set in the Insurance Code as per L.Dgs. no. 209 of September 7, 2005, such companies must check that the company has sufficient own equity to guarantee the solvency with respect to the commitments taken towards customers.

        These requirements are audited through the calculation of the solvency margin (called "corrected" if calculated at consolidation level) which compares the equity at the company's disposal (capital, equity reserves, subordinated loans within the preset limits and characteristics, in addition to other integrative elements submitted to the approval of the Regulatory Authority), which contribute to quantifying the available margin, with the company's undertakings (required margin). The amount of such margin is determined on the basis of preset ratios between premiums collected or claims paid (flow data) and the size of technical reserves at year end (stock data).

        Under the management profile, the company constantly monitors the presence of minimum requirements of capitalization set by regulations in force, by evaluating the trend of the required margin with respect to the development of the portfolio, in order to calibrate its insurance offer in the best way and manage its equity availability also considering its consistency with the regulatory requirements.

        The composition and amount of the Group's and its components' equity is shown in Section 15 of the Liabilities—GROUP EQUITY.

SECTION 2—REGULATORY CAPITAL AND SOLVENCY RATIOS

        The concept of risk capital was introduced by the Basel Committee in 1988 and the European guidelines, aiming at limiting the insolvency risk of financial intermediaries, are indicated in the EU Directive 2000/12/EEC.

        According to EU instructions, since 1992 Bank of Italy decided that the capital adequacy of a bank should be evaluated according to the ratio between regulatory capital and the total of the weighted risk assets. In particular, the regulatory capital, made of tier 1 capital and tier II capital, must not be lower, on a consolidated basis, than 8% of weighted risk assets.

Tier 1 capital

        The paid-up capital, reserves and capital innovation instruments, such as preferred shares, are top-quality capital elements. The total of such elements, after deduction of own shares or quotas, of intangible assets, as well as of losses recorded in previous and current fiscal years, form the tier 1 capital. The innovative capital instruments can be included in tier 1, up to 15% of the total of tier 1 capital. The possible surplus can be assigned to the tier II capital and can be classified among the hybrid capitalization instruments.

Tier II capital

        The appreciation reserves, the hybrid instruments and subordinated liabilities usually form the tier II capital elements. Tier II capital must not be higher than tier 1 capital and certain elements included in tier II cannot be higher than a specified amount: subordinated liabilities, for example, cannot exceed 50% of tier 1.

        The solvency ratio must be calculated on the basis of the amount of tier 1 capital and tier II capital, net of shareholding investments in financial and insurance companies, hybrid instruments, and subordinated loans granted to the same entities.

        In order to evaluate the capital adequacy, the bank capital must be calculated in relation to the amount of weighted assets for its own risk. Therefore, the various asset categories are weighted by granting one of the following risk percentages:
0%, 20%, 50%, 100% and 200%.

        Furthermore, as of December 2005, the composition and amount of regulatory capital are being processed in compliance with the so-called "discipline of prudential filters" issued in November 2005 by the Regulatory Body in order to regulate the effects of the implementation of IAS/IFRS on the regulatory capital in banks. The calculation of such capital must take into account provisions set by the Directive 2002/87/EEC regarding financial conglomerates and include deduction of shareholding investments in insurance companies, as well as subordinated loans granted to them.

        The approach recommended by the Basel Committee and by CEBS, included in instructions given by the Bank of Italy, broadly states that, for activities differing from trading, capital losses should be deduced line by line at fair value valuation from the tier 1 capital, and capital gains should be partially computed at fair value valuation in the tier II capital (i.e. asymmetric approach).

        In particular, the regulatory capital calculation as of December 31, 2005, took into account the specific provisions given by the Regulatory Body, and according to such recommendations, the following guidelines were applied.

  •
  Financial assets available for sale: for the "debt securities" and "equities" portfolios, the accumulated net capital losses were deduced line by line from tier 1 capital and the net capital gain was included at 50% in tier II capital. The evaluation effects of loans were not included in the computation of the regulatory capital, while depreciation deriving from impairment of the creditworthiness of the debtor/issuer were deduced from tier 1.

  •
  Real estate and works of art: capital gains deriving from the adjustment of the real estate costs, made during implementation of IAS/IFRS, were computed totally in the tier II capital.

  •
  Fair Value Option: capital losses and capital gains were computed totally in the tier 1 capital. Furthermore, potential capital losses or capital gains deriving from the adjustment of the creditworthiness of the issuer of securities placed with customers were excluded from the calculation of tier 1 capital.

  •
  Commitments for forward purchase of own capital instruments or subsidiaries: the capital resources object of a subscription for forward buying which involve the Group's immediate assumption of its own company's risk were deduced from the regulatory capital. Conversely, if they do not involve an immediate risk assumption, they are included in the calculation of the regulatory capital in relation to the contractual duration of the operation.

        Furthermore, according to instructions of the Bank of Italy, shareholdings in insurance companies, subordinated assets in portfolio issued by consolidated insurance companies as well as investments in Bank of Italy capital were deducted from the regulatory capital of the banking group according to the specific treatment required.

        With regard to the perimeter and methods of consolidation, the following differences were found between the area of application of the rules for regulatory capital and the application of the norms governing financial statements:

  •
  the companies making up the insurance business are consolidated line by line in order to calculate the net shareholders' equity but are consolidated using the equity method in calculating the regulatory capital;

  •
  Banka Koper D.D. is consolidated line by line in order to calculate the net shareholders' equity but is consolidated proportionally in calculating the regulatory capital;

  •
  Cassa di Risparmio di Forlì S.p.A. and All Funds Bank S.A. are consolidated using the equity method in order to calculate the net company capital but are consolidated proportionally in calculating the regulatory capital.

        The regulatory capital and details of the prudential and capital requirements are given below.

Break-down

		12/31/2005
		(€/mil)
A.	Tier 1 capital before application of prudential filters	11,144
	Prudential filters for tier 1 capital:	142
	—Positive IAS/IFRS prudential filters	348
	—Negative IAS/IFRS prudential filters	(206)
B.	Tier 1 capital after application of prudential filters	11,286
C.	Tier 2 capital before application of prudential filters	4,857
	Prudential filters for tier 2 capital:	(137)
	—Positive IAS/IFRS prudential filters	—
	—Negative IAS/IFRS prudential filters	(137)
D.	Tier 2 capital after application of prudential filters	4,720
E.	Tier 1 and tier 2 capital after application of prudential filters	16,006
	Items to be deducted from tier 1 and tier 2 capital	(2,308)
F.	Regulatory capital	13,698

        Details as at December 31, 2005 of subordinated loans issued by the Group's banking compartment are given below. It should be noted that the amounts used to determine the consolidated regulatory capital are expressed in nominal values and net of infra-group transactions.

	Original currency	Amount in the financial statements as of 12/31/05	Amount in the original currency (millions)	Interest rate	Issue date	Maturity date	Starting date of early redemption of the loan
		(€/mil)
Preferred Shares	EUR	1,000	1,000	up to 11/10/2010: 8.126% p.a. subsequently: 1 year Euribor + 3.5% p.a.	11/10/2000	not redeemable	11/10/2010
Total innovative capital instruments (Tier 1)		1,000
Debenture loan	EUR	132	150	5.75% p.a.	09/15/2009	09/15/2009		(*)
Debenture loan	EUR	200	200	6 months Euribor + 0.50% p.a.	10/01/1999	10/01/2009		(*)
Notes	EUR	500	500	6.375% p.a.	04/06/2000	04/06/2010		(*)
Debenture loan	EUR	6	20	1.00% p.a.	04/27/2001	04/27/2006		(*)
Debenture loan	EUR	299	300	5.55% p.a.	07/31/2001	07/31/2008		(*)
Debenture loan	EUR	1	1	ECB interest rate on repurchase agreement refinancing transactions	09/20/2001	09/20/2006		(*)
Debenture loan	EUR	199	200	5.16% p.a.	10/02/2001	10/02/2008		(*)
Notes	EUR	500	500	up to 6/28/2007 included: 3 months Euribor + 0.49 p.a. subsequently: 3 months Euribor + 1.09% p.a.	06/28/2002	06/28/2012	06/28/2007
Debenture loan	EUR	47	54	up to 7/15/2007: 4.90% p.a. subsequently: 6 months Euribor + 0.76% p.a.	07/15/2002	07/15/2012	07/15/2007
Debenture loan	EUR	127	147	up to 12/4/2007: 4.32% p.a. subsequently: 6 months Euribor + 0.85% p.a.	12/04/2002	12/04/2012	12/04/2007
Notes	EUR	299	300	5.375% p.a.	12/13/2002	12/13/2012		(*)
Notes	EUR	350	350	up to 6/9/2010 excluded: 3.75% p.a. subsequently: 3 months Euribor + 1.05% p.a.	06/09/2003	06/09/2015	06/09/2010
Notes	EUR	150	158	up to 7/1/2008 excluded: 6 months Euribor + 0.48 subsequently: 6 months Euribor + 1.08% p.a.	07/01/2003	07/01/2013	07/01/2008
Notes	EUR	62	75	up to 9/29/2008 excluded: 6 months Euribor + 0.46% p.a. subsequently: 6 months Euribor + 1.06% p.a.	09/29/2003	09/29/2013	09/29/2008
Notes	GBP	241	165	up to 3/18/2019 excluded: 5.625% p.a. subsequently: 3 months Sterling Libor + 1.125% p.a.	03/18/2004	03/18/2024	03/18/2019
Notes	EUR	700	700	up to 6/28/2011 excluded: 3 months Euribor + 0.30% p.a. subsequently: 3 months Euribor + 0.90% p.a.	06/28/2004	06/28/2016	06/28/2011
Debenture loan	EUR	127	134	up to 8/3/2009 excluded: 3.72% p.a. subsequently: 6 months Euribor + 0.60% p.a.	08/03/2004	08/03/2014	08/03/2009
Notes	EUR	500	500	up to 3/2/2015 excluded: 3.75% p.a. subsequently: 3 months Euribor + 0.89% p.a.	03/02/2005	03/02/2020	03/02/2015
Notes	EUR	25	21	up to 6/10/2005 included: 3 months Euribor + 0.40% p.a. subsequently: 3 months Euribor + 1.00% p.a.	06/10/2005	06/10/2015	06/10/2010
Debenture loan	EUR	16	20	up to 8/1/2010 included: 2.90% p.a. subsequently: 6 months Euribor + 0.74% p.a.	08/01/2005	08/01/2015	08/01/2010

Total subordinated liabilities (Tier 2)		4,481
Notes	EUR	50	50	UP TO 11/14/2004: 1.44289% p.a. subsequently: 1.50% p.a.	06/26/2003	11/15/2007	(*)
Notes	EUR	550	550	3 months Euribor + 0.15% p.a.	12/20/2005	01/07/2008	(*)
Total tier 3 subodinated liabilities		600
Total		6,081

(*)
Early redemption of the loan is not provided for.

        Tier 2 subordinated loans to be computed in the regulatory capital at December 31, 2005 amounted to 4,224 million euro.

Preferred securities, to be computed in base capital, meet the following requirements:

  •
  the securities are not redeemable, any right to reimbursement on the part of the issuer may not be exercised before 10 years from the issue; reimbursement must be authorized by the Regulatory Body;

  •
  the contract includes the possibility to suspend, even partially, remuneration of the securities whenever in the preceding year the Parent Bank that directly controls the issuing companies has not deliberated on the payment of dividends on own shares;

  •
  dividends may not be accumulated over subsequent years;

  •
  in the case of the liquidation of SANPAOLO IMI, holders of securities will be reimbursed only after all other subordinated and non-sub-ordinated creditors have been satisfied.

        Tier 2 subordinated loans are not subject to provisions for early redemption nor to conditions permitting conversion into capital or other form of liability. In more detail, the contracts state:

  •
  early redemption may occur when foreseen only on the initiative of the issuer and with the prior authorization of the Regulatory Body;

  •
  the duration of relations is no less than five years and, whenever expiry is indeterminate, at least five years warning is giving for reimbursement;

  •
  in the case of the liquidation of the issuer, the debt will be reimbursed only after all other not equally subordinated creditors have been satisfied.

        Tier 3 subordinated loans, issued to meet market risks, satisfy the following conditions:

  •
  original duration of no less than two years;

  •
  payment of interests and capital is suspended should the capital requirement of SANPAOLO IMI fall below 7% on an individual basis or 8% on a consolidated basis;

  •
  in the case of liquidation of the bank, the debt will be reimbursed only after all other not equally subordinated creditors have been satisfied.

Details of prudential requirements

				12/31/2005
Category/Value				Unweighted amounts	Weighted amounts/requirements
				(€/mil)
A.	RISK ASSETS
	A.1	CREDIT RISK		212,054	136,017
	STANDARD METHOD
	ON-BALANCE SHEET ASSETS
	1.	Loans (other than equities and other subordinated assets) to (or secured by):		148,075	94,940
		1.1	Governments and central banks	28,279	101
		1.2	Public entities	10,162	2,050
		1.3	Banks	20,779	4,461
		1.4	Other entities (other than residential and non-residential mortgage loans)	88,855	88,328
	2.	Mortgage loans—residential property		24,603	12,302
	3.	Mortgage loans—non-residential property
	4.	Shares, investments and subordinated assets		2,610	2,739
	5.	Other assets		5,823	3,634
	OFF-BALANCE SHEET ASSETS
	1.	Guarantees and commitments to (or secured by):		30,630	22,305
		1.1	Governments and central banks	5,923	1
		1.2	Public entities	1,670	334
		1.3	Banks	1,395	328
		1.4	Other entities (other than residential and non-residential mortgage loans)	21,642	21,642
	2.	Derivative contracts to (or secured by):		313	97
		2.1	Governments and central banks
		2.2	Public entities
		2.3	Banks	198	39
		2.4	Other entities (other than residential and non-residential mortgage loans)	115	58
B.	REGULATORY CAPITAL REQUIREMENTS
	B.1	CREDIT RISK			10,881
	B.2	MARKET RISK			1,219
		1.	STANDARD METHOD	X	1,219
			of which:
			+ position risk on debt securities	X	744
			+ position risk on equities	X	134
			+ exchange rate risk	X	19
			+ other risks	X	322
		2.	INTERNAL MODELS	X	—
			of which:
			+ position risk on debt securities	X	X
			+ position risk on equities	X	X
			+ exchange rate risk	X	X
	B.3	OTHER REGULATORY REQUIREMENTS		X	23
	B.4	TOTAL REGULATORY REQUIREMENTS (B1+B2+B3)		X	12,123

C.	RISK ASSETS AND REGULATORY RATIOS
	C.1	Risk-weighted assets	X	151,542
	C.2	Tier 1 capital/Weighted risk assets (Tier 1 capital ratio)	X	7.4%
	C.3	Regulatory capital/Weighted risk assets (Total capital ratio)	X	9.4%

        As for the make-up of the regulatory capital and the details of the prudential requirements as at December 31, 2004, see part L—section 8—Regulatory capital in these Explanatory Notes.

PART G—BUSINESS COMBINATIONS

        No business combinations were carried out during 2005 or after the close of the year.

PART H—TRANSACTIONS WITH RELATED PARTIES

Transparency procedures

        SANPAOLO IMI has identified the Bank's related parties and has defined a Group procedure to decide on transactions with them, aimed at establishing specific competencies and responsibilities, as well as showing the information flows between the Bank structures and its direct and indirect subsidiaries.

        Under the procedure, and in line with the Disciplinary Code, the transactions with related parties deemed significant on the basis of analytical levels according to types of transaction and counterparty, with reference to the Parent Bank, are to be decided by the Board of Directors, after examination by the Technical Audit Committee. The significant transactions undertaken by the subsidiaries with the Parent Bank's related parties are decided upon by the Board of Directors of the subsidiary company, which must submit the proposal in advance to ensure it is in conformity with the Parent Bank.

        In addition to observing the specific decision-making procedure, the Parent Bank structures and the subsidiaries, which originate transactions with related parties, must submit a quarterly report so that the Bank may fulfill the obligations of clause 150 of D.Lgs. 58/1998 (on the subject of a report to the Board of Statutory Auditors) and must fulfill the immediate or periodic reporting requirements in relation to the market. In particular, the market is advised of transactions that are individually significant pursuant to clause 71 bis of Consob Decision 11971 of May 14, 1999.

        The preliminary stage of the transactions to be undertaken with related parties follow the same process as granting loans reserved for other non-related parties with the same credit rating. Infra-group loans are subject to specific limits, to comply with the supervisory regulations of the Bank of Italy.

        Further information can be found in the "Report on Corporate Governance".

        With regard to transactions with entities that carry out functions of management, administration and control of the Bank, besides the application of clause 2391 of the Italian Civil Code, the special regulations on the obligations of banking representatives set down at clause 136 of D. Lgs 385/1993 and the Surveillance Instructions (Consolidated Banking Law) also apply; they require, in any case, the prior unanimous favourable decision of the Board of Directors, and the unanimous favourable vote of the Board of Statutory Auditors. Those who carry out administrative, management and control functions at Group banks or companies may not undertake obligations and acts of buying or selling, directly or indirectly, with the relevant company, or undertake financial transactions with another Group company or bank without a decision by the appropriate bodies of the contracting company or bank, taken in the way described above. In these cases, furthermore, the obligation or act must have the consent of the Parent Bank issued by the Board of Directors.

1.     Information on remuneration of directors and executives

        Given the current organizational structure, the Bank decided to include within "executives with strategic responsibilities" (hereafter "key managers"), pursuant to IAS 24, the Directors, the Statutory Auditors, the General Manager of the Parent Bank, the Managers of the Divisions and central structures of the Parent Bank reporting directly to the Managing Director or General Manager, as well as the Manager of the business sector Savings and Assurance because of its particular importance at the consolidated level.

        Below are the principal benefits recognized by the group to the key managers under the various forms summarized in the table.

2005
(€/mil)
Short term benefits(1)	23
Benefits following employee termination(2)	1
Other long term benefits(3)	—
Employee termination indemnity(4)	1
Stock option plans(5)	1
Other remuneration(6)	1
Total remuneration paid to executives with strategic responsibilities	27

(1)
Includes fixed and variable fees of directors that may be assimilated with cost of work and social security charges paid bythe company for its employees.

(2)
Includes company contribution to pension funds and allocation to employee termination indemnity pursuant to legislation andcompany regulations.

(3)
Includes estimate of allocations for length of service awards for employees.

(4)
Includes fees paid for early retirement incentive.

(5)
Includes cost for stock option plans determined on the basis of IFRS 2 criteria and charged to financial statements.

(6)
Refers to compensation paid to members of Board of Statutory Auditors.

        The details of remuneration paid to Directors, Statutory Auditors and General Managers pursuant to clause 78 of CONSOB decision 11971 of May 4, 1999, and the stock options plans kept exclusively for them, are reported in Part H of the Explanatory Notes to the Parent Bank financial statements.

        The shares in the Parent Bank and the subsidiaries held by the Directors, Statutory Auditors and General Manager of the Parent Bank as well as other entities pursuant to clause 79 of CONSOB decision 11971/99, are detailed in the table set out in Part H of the Explanatory Notes to the Parent Bank financial statements.

2.     Information on transactions with related parties

2.1   Transactions of atypical and/or unusual nature

        On April 28, 2005 a compromise agreement was completed between Sanpaolo Bank S.A. and Ente Holding S.r.l. (100% controlled by the Fondo Pensioni of the SANPAOLO IMI Group, one of the Banks' related parties) regarding a real estate transaction between the same Ente Holding S.r.l. and a third party, a defaulting seller on behalf of which Sanpaolo Bank operated on the basis of a fiduciary contract. In compliance with such agreement, Sanpaolo Bank acquired, on a nonrecourse basis, the amounts due (recuperation and compensation) by the defaulting seller to Ente Holding, in respect of a payment of 7.8 million euro made by Sanpaolo Bank in favor of Ente Holding (the amount was equal to the nominal value of the legally binding money deposit paid at the time by Ente Holding); in relation to this compromise agreement, Ente Holding waived its entitlement to interest, charges and main damages arising on the transaction. The compromise was considered adequate and overall fair also from the point of view of Sanpaolo Bank as, given the particularly complex context and the peculiarities of Ente Holding, it avoided a legal dispute and the risks associated with it as well as any additional costs which might have been incurred.

2.2   Transactions of ordinary or recurrent nature

        Non-atypical or non-unusual transactions entered into with related parties fall within the scope of the Group's ordinary activities and are usually entered into at market conditions, based on valuations of mutual economic convenience, in line with the internal procedures mentioned above. Transactions with infra-Group related parties, since they are not part of the consolidated balance sheet, are not included in this report. However, the report on transactions with related parties put in place by the Parent Bank is included in the Explanatory Notes to the company's financial statements.

        Below are the principal terms of reference of the operations of each category of related party, on the basis of the entities indicated in IAS 24, net of infra-group operations; the paragraph above has information on payments to directors and management.

2.2.1   Transactions with shareholders

        Having regard to the ownership structure of SANPAOLO IMI and thus to the shareholders' agreements entered into on April 21, 2004, while excluding a check, even joint, on the individual shareholders that were parties to those agreements, nonetheless, opting for maximum transparency, the parties to those agreements were included in the list of related parties, as it was not possible to exclude the reconstruction of a position of "significant influence" on the Bank involving those parties. This resulted in the inclusion of entities that exercise control on the important shareholders as well as, with reference to the investment relationships of the important shareholders, the parties controlled by the significant shareholders since they are subject to their direction, when they make significant transactions.

        The transactions with those shareholders fall under the Group's ordinary activity and are entered into at the same market conditions applied to other non-related parties enjoying the same credit rating.

        The following table summarizes the relationships with Shareholders at December 31, 2005 and the economic effects of the transactions undertaken during the year.

Shareholders	12/31/2005
(€/mil)
Total financial assets	132
Total other assets	—
Total financial liabilities	126
Total other liabilities	—
Total interest income	3
Total interest expense	(3)
Total commissions income	—
Total commissions expense	—
Total operating costs	—
Total adjustments to financial assets	—
Total other revenues	—
Total other costs	—

2.2.2   Transactions with executives with strategic responsibilities

        The relations between the SANPAOLO IMI Group and key managers occur within the normal activities of the Group and are entered into by applying, where appropriate, the agreements made available to all employees, and maintaining complete transparency; or, in relation to independent representatives, with whom there is a fixed-term contract in place, applying the conditions available to consultants of the same standing, in full observance of the relevant laws.

        The following table summarizes the relationships in place at December 31, 2005 with executives with strategic responsibilities, and the economic effects of the financial period, including what is set out in the previous chapter on the payments to directors and management.

Executives with strategic responsibilities	12/31/2005
(€/mil)
Total financial assets	1
Total other assets	—
Total financial liabilities	6
Total other liabilities	—
Total interest income	—
Total interest expense	—
Total commissions income	—
Total commissions expense	—
Total operating costs	(27)
Total adjustments to financial assets	—
Total other revenues	—
Total other costs	—

2.2.3   Transactions with subsidiaries not consolidated line by line

        It should be noted that transactions with subsidiaries not consolidated line by line are attributable to the ordinary internal operations of a multifunctional banking company.

Subsidiaries not consolidated line by line	12/31/2005
(€/mil)
Total financial assets	40
Total other assets	5
Total financial liabilities	6
Total other liabilities	—
Total interest income	2
Total interest expense	—
Total commissions income	—
Total commissions expense	—
Total operating costs	—
Total adjustments to financial assets	—
Total other revenues	—
Total other costs	—

        The list of Group companies and subsidiary companies subject to significant influence at December 31, 2005 is presented in detail in the Explanatory Notes to the Consolidated Financial Statements (Part B—Section 10).

2.2.4   Transactions with associated companies

        It should be noted that transactions with associated companies are attributable to the ordinary internal operations of a multifunctional banking company. In this regard, please refer to Part H of the Parent Bank's Explanatory Notes.

Associated companies	12/31/2005
(€/mil)
Total financial assets	756
Total other assets	—
Total financial liabilities	117
Total other liabilities	—
Total interest income	20
Total interest expense	(4)
Total commissions income	1
Total commissions expense	—
Total operating costs	—
Total adjustments to financial assets	—
Total other revenues	—
Total other costs	—

2.2.5   Transactions with joint ventures

        At December 31, 2004 there were no significant relations with joint venture companies nor were there significant economic effects relating to these entities.

2.2.6   Transactions with other related parties

        The following table summarizes the relationships with other related parties.

Other related parties	12/31/2005
(€/mil)
Total financial assets	591
Total other assets	—
Total financial liabilities	626
Total other liabilities	2
Total interest income	5
Total interest expense	(4)
Total commissions income	—
Total commissions expense	—
Total operating costs	(17)
Total adjustments to financial assets	—
Total other revenues	—
Total other costs	—

2.3   Significant transactions

        During the last year no significant transactions were entered into with related parties.

        However, certain relevant transactions are highlighted below:

  •
  on February 16, some important shareholders and associated companies subscribed to some quotas of funds managed by Sanpaolo IMI Fondi Chiusi SGR, for a total amount of 62.5 million euro. The transactions were concluded on the same economic conditions as for other fund subscribers;

  •
  on February 25, quotas of the Fondo Cardine Impresa, managed by Sanpaolo IMI Fondi Chiusi SGR, were also sold by Sanpaolo IMI Private Equity (SPIPE), sponsor of the Fund, to Fondazione Cassa di Risparmio Padova e Rovigo (Shareholder) at the nominal value of 3.3 million euro, the same amount already paid by SPIPE into the Fund, the assignee being obliged to make subsequent payments. The transaction is in line with the strategies approved in SPIPE 2004-2005 industrial plan.

PART I—PAYMENT AGREEMENTS BASED ON OWN FINANCIAL INSTRUMENTS

A.    QUALITATIVE INFORMATION

1.     Description of payment agreements based on own financial instruments

Stock option

SANPAOLO IMI S.P.A.

        At the Shareholders' Meeting of July 31, 1998, the shareholders authorized the Board of Directors to implement plans for a stock option program for Group executives, by raising increases in paid capital of up to a maximum amount subsequently defined as 40 million euro, corresponding to 14,285,714 shares.

        By virtue of this authorization the Board of Directors:

  •
  at the meeting of June 27, 2000 launched a second stock option plan, assigning the Managing Directors, acting as General Directors, and 122 other executives, 3,378,270 rights, exercisable from 2003 onwards and not after March 31, 2005, at a subscription price of 16.45573 euro per share. These rights expired in 2005 upon the final deadline for their exercise (March 31, 2005);

  •
  on December 18, 2001 approved a third stock option plan, assigning 171 Group executives, of which about 40 were employed by subsidiaries, 4,030,000 rights, exercisable after the dividend issue for the financial year 2003 and not after March 31, 2006, at a price of 12.7229 euro.

        At the Shareholders' Meeting of April 30, 2002, the shareholders renewed the Board of Directors' authorization to implement plans for stock option programs for Group executives, by raising increases in paid capital of up to a maximum amount of 51,440,648 euro, corresponding to 18,371,660 shares.

        By virtue of this authorization the Board of Directors:

  •
  on December 17, 2002 launched a new stock option plan, assigning 291 Group executives, of which about 77 were employed by subsidiaries, according to the role they occupy, 8,280,000 rights, exercisable after the dividend issue for the financial year 2004 and not after March 31, 2007 (extended to May 15, 2007 by resolution of the Board of Directors on January 25, 2005), at a price of 7.1264 euro;

  •
  on November 14, 2005 launched a new stock option plan with the goal of sustaining the Group's Industrial Plan and of encouraging management activities aimed at reaching three-year objectives and a further increase in the share value. The rights were assigned to 48 executives who occupy key positions within the Group and have a strong influence on strategic decisions aimed at achieving the objectives in the Industrial Plan and at increasing the value of the Group. The 2006-2008 plan includes the assignment of 9,650,000 rights exercisable after the dividend issue for the financial year 2008 and not after April 30, 2012, at an exercise price of 12.3074 euro.

        In addition, on May 14, 2002 the Board of Directors launched a stock option program for the President and the Managing Directors, for the three-year period 2001-2003. Based on this plan, Dott. Rainer Stefano MASERA, Dott. Alfonso IOZZO and Rag. Luigi MARANZANA were each assigned a total of 450,000 fixed rights for the three-year period 2001-2003. Rag. Pio BUSSOLOTTO was assigned a total of 300,000 rights for the three-year period 2001-2003. The rights assigned became exercisable—at a price of 12.6244 euro—from the date of the dividend issue for the financial year 2003 and in any case not after May 15, 2006. The latter deadline was extended by a resolution of the Board of Directors on January 25, 2005 (the previous deadline was March 31, 2006). This plan is detailed in Part H of the company explanatory note.

BANCA FIDEURAM S.P.A.

        Regarding the subsidiary Banca Fideuram, the following is of note.

        On 16 December 2003, the Board of Directors approved a stock option program that assigns, to Banca Fideuram Group's Private Bankers, options to buy Banca Fideuram shares, at the ratio of one option per share, at a unit price, reestablished following the split with Fideuram Vita, of 4.43 euro. This program closed in December 2005 and involved the assigning of 2,341,727 Banca Fideuram shares to Private Bankers of that bank and of the subsidiary Sanpaolo Invest.

        On March 16, 2005, the Board of Directors approved a new stock option program for the three-year period 2005-2007 in favour of the Private Bankers of Banca Fideuram Group, the main elements of which are given below:

  •
  the plan involves the assigning of options to buy, at the ratio of one share per option, the Bank's own shares which were bought by virtue of the authorizations approved by the Ordinary Shareholders' Meetings. On the basis of calculated estimates, the number of own shares which are destined for the 2005-2007 program has been fixed at around 5 million;

  •
  the exercise price of the options for the 2005-2007 program has been established, for all recipients, at 4.074 euro;

  •
  each recipient of the program will be able to exercise the options in the period between June 1, 2008 and December 23, 2008, on condition that the recipient is working for the company and subject to the achievement of set three-year objectives.

B.    QUANTITATIVE INFORMATION

1.     Annual changes

        In compliance with the provisions of IFRS 2, the following table gives information on the evolution and details of the stock option programs of SANPAOLO IMI Group.

SANPAOLO IMI S.P.A.

Evolution of stock option plans in 2005

	Number of shares	Average exercise price	Market price
		(€)	(€)
Rights existing as at 1/1/2005	16,523,270	10.6955	10.600	(a)
Rights exercised in 2005	(7,694,500)	7.3373	—
Rights expired(b)	(3,093,270)	16.4557	—
Rights expired in 2005(c)	(80,000)	10.6242	—
Rights assigned in 2005	9,650,000	12.3074	—
Rights existing as at 12/31/2005	15,305,500	12.2362	13.201	(d)
Of which: exercisable as at 12/31/05	—	—	—

(a)
Reference price as at 12/30/2004.

(b)
Concerning rights no longer exercisable following expiry of exercising deadline.

(c)
Concerning rights no longer exercisable following expiry of employee termination indemnity.

(d)
Reference price as at 12/30/2005.

Break-down of rights by exercise price and residual maturity

	Minimum contractual residual maturity						of which: exercisable as at 12/31/2005
Exercise prices	May 2004 - March 2006	May 2004 - May 2006 (a)	May 2005 - May 2007 (b)	May 2009 - April 2012	Total		Total	Average residual contractual maturity
(€)
12.7229	3,420,000	—	—	—	3,420,000		—	—
12.6244	—	1,650,000	—	—	1,650,000		—	—
7.1264	—	—	585,500	—	585,500		—	—
12.3074	—	—	—	9,650,000	9,650,000	(c)	—	—
Total	3,420,000	1,650,000	585,500	9,650,000	15,305,500		—	—

(a)
Original expiry March 2006, deferred to May 2006 by resolution of the Board of Directors on 25 January 2005.

(b)
Original expiry March 2007, deferred to May 2007 by resolution of the Board of Directors on January 25, 2005.

(c)
Of which 4,700,000 rights assigned to executives with strategic responsibilities.

BANCA FIDEURAM S.P.A.

        The table below gives the evolution of the stock option programs of Banca Fideuram in the financial year 2005.

Evolution of stock option plans in 2005

	12/31/2005
	Number of options	Average prices	Average expiry
A. Opening balance	3,557,695	4.43	June-December 2005
B. Increases	5,626,203	4.074	X
B.1. New issues	5,626,203	4.074	June-December 2008
B.2. Other changes	—	—	X
C. Decreases	(3,557,695)	4.43	X
C.1 Annulled	—		X
C.2 Exercised	(2,341,727)	4.43	X
C.3 Expired	—		X
C.4 Other changes	(1,215,968)	4.43	X
D. Closing balance	5,626,203	4.074	June-December 2008
E. Options exercisable at the end of the year	—	—	X

PART L—INFORMATION ON COMPARISON WITH FINANCIAL YEAR 2004

        As is better described in part A—Accounting principles of this explanatory note, SANPAOLO IMI Group has used the facility, provided for by IFRS 1, of deferring the date of first application of IAS 32 and 39 and IFRS 4 until January 1, 2005. Consequently, for the comparative information for the financial year 2004 relating to financial instruments and insurance contracts, the national accounting principles (D.Lgs. 87/92 and related instructions issued by Banca d'Italia) have been applied.

        Therefore, the sections of the 2004 consolidated explanatory notes relating to the above mentioned captions are given, suitably modified to take account of the changes to the area of consolidation.

        More precisely, the original numbering of the sections given by the above-cited instructions from Banca d'Italia has been maintained.

INFORMATION ON THE BALANCE SHEET—ASSETS

SECTION 1—LOANS

12/31/2004
(€/mil)
Loans to banks (caption 30)	23,942
Loans to customers (caption 40)(*)	123,201
Total	147,143

(*)
The amount includes 841 million euro of loans to Società per la gestione di Attività S.p.A. (Sga), of which 814 million euro is granted within the intervention provided for by Italian Law 588/96.

Break-down of caption 30 "Loans to banks" (table 1.1 B.I.)	12/31/2004
(€/mil)
a) Due from central banks	477
b) Bills eligible for refinancing with central banks	—
c) Loans for finance lease contracts	—
d) Repurchase agreement transactions	12,383
e) Securities lending	193
Break-down of caption 40 "loans to customers" (table 1.2 B.I.)	12/31/2004
(€/mil)
a) Bills eligible for refinancing with central banks	—
b) Loans for finance lease contracts	5,370
c) Repurchase agreement transactions	2,306
d) Securities lending	502

Secured loans to customers (table 1.3 B.I.)	12/31/2004
(€/mil)
a) Mortgages	34,099
b) Pledged assets:
1. cash deposits	347
2. securities	4,782
3. other instruments	413
c) Guarantees given by:
1. governments	4,407
2. other public entities	592
3. banks	628
4. other entities	18,812
Total	64,080
	12/31/2004
Cash loans to customers (Provision B.I. 12.17.98)	Gross exposure	Total adjustments	Net exposure
	(€/mil)
A. Doubtful loans	6,611	4,083	2,528
A.1 Non-performing loans	4,610	3,462	1,147
A.2 Problem loans	1,642	527	1,115
A.3 Loans in course of restructuring	131	39	92
A.4 Restructured loans	193	45	149
A.5 Unsecured loans exposed to country risk	36	10	25
B. Performing loans	121,770	1,097	120,673
Total loans to customers	128,381	5,180	123,201
	12/31/2004
Cash loans to banks (Provision B.I. 12.17.98)	Gross exposure	Total adjustments	Net exposure
	(€/mil)
A. Doubtful loans	30	11	20
A.1 Non-performing loans	3	3	—
A.2 Problem loans	1	1	—
A.3 Loans in course of restructuring	—	—	—
A.4 Restructured loans	—	—	—
A.5 Unsecured loans exposed to country risk	26	7	20
B. Performing loans	23,938	16	23,922
Total loans to banks	23,968	27	23,942
Movements in gross doubtful loans to customers—non-performing loans (table 1.4 B.I.)	12/31/2004
(€/mil)
Non-performing loans (net amount in the financial statement including default interest)	1,147
Movements in gross doubtful loans to customers (Provision B.I. 12.17.98) Type/Category	Non-performing loans	Problem loans	Loans in course of restructuring	Restructured loans	Unsecured loans exposed to country risk
	(€/mil)
A. Opening gross exposure as at 1/1/04	4,360	1,818	24	193	31
A.1 of which: for default interest	791	93	1	1	—
B. Increases	1,086	1,681	323	254	8
B.1 from performing loans	175	1,238	123	35	—
B.2 default interest	123	29	1	1	—

B.3 transfer from other categories of doubtful loans	618	153	175	156	—
B.4 other increases	170	261	24	62	8
C. Decreases	(837)	(1,857)	(217)	(254)	(3)
C.1 to performing loans	(12)	(144)	—	(39)	—
C.2 write-offs	(305)	(162)	—	(1)	—
C.3 collections	(414)	(727)	(25)	(96)	(2)
C.4 disposals	(15)	(9)	—	—	—
C.5 transfer to other categories of doubtful loans	(61)	(782)	(178)	(80)	—
C.6 other decreases	(30)	(33)	(14)	(38)	(1)
D. Gross exposure as at 12/31/04	4,609	1,642	131	193	36
D.1 of which: for default interest	844	78	1	—	—
Movements in gross doubtful amounts due from banks (Provision B.I. 12.17.98) Type/Category	Non-performing loans	Problem loans	Loans in course of restructuring	Restructured loans	Unsecured loans exposed to country risk
	(€/mil)
A. Opening gross exposure as at 1/1/04	6	1	—	—	39
A.1 of which: for default interest	—	—	—	—	1
B. Increases	1	—	—	—	1
B.1 from performing loans	—	—	—	—	—
B.2 default interest	—	—	—	—	—
B.3 transfer from other categories of doubtful loans	—	—	—	—	—
B.4 other increases	1	—	—	—	1
C. Decreases	(4)	—	—	—	(14)
C.1 to performing loans	—	—	—	—	—
C.2 write-offs	(3)	—	—	—	(2)
C.3 collections	(1)	—	—	—	(12)
C.4 disposals	—	—	—	—	—
C.5 transfer to other categories of doubtful loans	—	—	—	—	—
C.6 other decreases	—	—	—	—	—
D. Closing gross exposure as at 12/31/04	3	1	—	—	26
D.1 of which: for default interest	—	—	—	—	—
Movements in adjustments to loans to customers (Provision B.I. 12.17.98) Type/Category	Non-performing loans	Problem loans	Loans in course of restructuring	Restructured loans	Unsecured loans exposed to country risk	Performing loans
	(€/mil)
A. Total adjustments as at 1/1/04	3,198	646	3	43	9	1,015
A.1 of which: for default interest	789	93	1	1	—	19
B. Increases	789	381	71	49	6	220
B.1 adjustments	521	246	43	20	4	211
B.1.1 of which: for default interest	123	29	1	1	—	14

B.2 use of reserves for probable loan losses	21	3	—	—	—	—
B.3 transfer from other categories of doubtful loans	197	116	23	17	—	9
B.4 other increases	50	16	5	12	3	—
C. Decreases	(525)	(500)	(35)	(47)	(5)	(138)
C.1 write-backs from valuation	(38)	(28)	—	(4)	(1)	(13)
C.1.1 of which: for default interest	—	—	—	—	—	—
C.2 write-backs of collection	(114)	(93)	(1)	(16)	—	(37)
C.2.1 of which: for default interest	(29)	(8)	(1)	—	—	(5)
C.3 write-offs	(305)	(162)	—	(1)	—	(14)
C.4 transfer to other categories of doubtful loans	(45)	(205)	(29)	(15)	—	(69)
C.5 other decreases	(23)	(12)	(5)	(12)	(4)	(5)
D. Total adjustments as at 12/31/04	3,462	527	39	45	10	1,097
D.1 of which: for default interest	844	78	1	—	—	13
Movements in adjustments to loans to banks (Provision B.I. 12.17.98) Type/Category	Non-performing loans	Problem loans	Loans in course of restructuring	Restructured loans	Unsecured loans exposed to country risk	Performing loans
	(€/mil)
A. Total adjustments as at 1/1/04	6	1	—	—	9	11
A.1 of which: for default interest	—	—	—	—	1	—
B. Increases	1	—	—	—	2	5
B.1 value adjustments	1	—	—	—	—	1
B.1.1 of which: for default interest	—	—	—	—	—	—
B.2 use of reserves for probable loan losses	—	—	—	—	—	4
B.3 transfer from other categories of doubtful loans	—	—	—	—	—	—
B.4 other increases	—	—	—	—	1	—
C. Decreases	(4)	—	—	—	(4)	—
C.1 write-backs from valuation	—	—	—	—	—	—
C.1.1 of which: for default interest	—	—	—	—	—	—
C.2 write-backs due of collection	—	—	—	—	—
C.2.1 of which: for default interest	—	—	—	—	—	—
C.3 write-offs	(4)	—	—	—	(2)	—
C.4 transfer from other categories of doubtful loans	—	—	—	—	—	—
C.5 other decreases	—	—	—	—	(2)	—
D. Total adjustments as at 12/31/2004	3	1	—	—	7	16
D.1 of which: for default interest	—	—	—	—	—	—

	Gross exposure
		of which: unsecured
Loans to customers and banks resident in nations exposed to country risk Country	Total	book value	weighted value
	(€/mil)
Brazil	51	30	29
Azerbaijan	37	12	12
Venezuela	13	8	8
Trinidad and Tobago	4	4	4
Argentina	51	3	3
Serbia and Montenegro	3	2	2
Costa Rica	1	1	—
Cayman Islands	18	—	—
Lebanon	11	—	—
Dominican Republic	9	—	—
Pakistan	6	—	—
Philippines	4	—	—
Other	3	2	2
Total gross exposure	211	62	60
Total value adjustments	17	17
Net exposure as at 12/31/04	194	45

SECTION 2—SECURITIES

12/31/2004
(€/mil)
Treasury bills and similar bills eligible for refinancing with central banks (caption 20)	2,612
Bonds and other debt securities (caption 50)	23,702
Shares, quotas and other equities (caption 60)	3,026
Total	29,340
	12/31/2004
Investment securities (table 2.1 B.I.)	Book value	Market value
	(€/mil)
1. Debt securities
1.1 Government securities
—quoted	2,088	2,155
—unquoted	46	58
1.2 other securities
—quoted	540	546
—unquoted	453	496
2. Equities
—quoted	7	7
—unquoted	63	63
Total	3,197	3,325

	12/31/2004
Dealing securities (table 2.3 B.I.)	Book value	Market value
	(€/mil)
1. Debt securities
1.1 Government securities
—quoted	7,827	7,827
—unquoted	24	24
1.2 other securities
—quoted	6,130	6,130
—unquoted	9,206	9,440
2. Equities
—quoted	2,623	2,623
—unquoted	333	333
Total	26,143	26,377

SECTION 3—EQUITY INVESTMENTS

12/31/2004
(€/mil)
Equity investments (caption 70)	3,652
Investments in Group companies (caption 80)	1,082
Total	4,734
—significant investments carried at equity	1,824
—other equity investments carried at cost	2,910
Break-down of caption 80 "investments in group companies" (table 3.5 B.I.)	12/31/2004
(€/mil)
a) in banks
1. quoted	—
2. unquoted	—
b) in financial institutions
1. quoted	—
2. unquoted	8
c) other
1. quoted	—
2. unquoted	1,074
Total	1,082
Break-down of caption 70 "investments" (table 3.4 B.I.)	12/31/2004
(€/mil)
a) in banks
1. quoted	1,505
2. unquoted	797
b) in financial institutions
1. quoted	—
2. unquoted	381
c) other
1. quoted	203
2. unquoted	766
Total	3,652

Investments in Group companies (table 3.6.1 B.I.)	12/31/2004
(€/mil)
A. Opening balance	1,130
B. Increases
B1. purchases	1
B2. write-backs	—
B3. revaluation	—
B4. other changes	214
C. Decreases
C.1 sales	226
C.2 adjustments	18
of which:
—long-term write-downs	—
C.3 other changes	19
D. Closing balance	1,082
E. Total revaluations	69
F. Total adjustments	871
Other equity investments (table 3.6.2 B.I.)	12/31/2004
(€/mil)
A. Opening balance	3,654
B. Increases
B.1 purchases	31
B.2 write-backs	123
B.3 revaluation	—
B4. other changes	421
C. Decreases
C.1 sales	165
C.2 adjustments	60
of which:
—long-term write-downs	10
C.3 other changes	352
D. Closing balance	3,652
E. Total revaluations	245
F. Total adjustments	1,046
Amounts due to and from Group companies (table 3.2 B.I.)	12/31/2004
(€/mil)
a) Assets
1. due from banks	—
of which:
—subordinated	—
2. due from financial institutions	18
of which:
—subordinated	—
3. due from other customers	250
of which:
—subordinated	150
4. bonds and other debt securities	139
of which:
—subordinated	2
Total assets	407

b) Liabilities
1. due to banks	59
2. due to financial institutions	10
3. due to other customers	230
4. securities issued	1,036
5. subordinated liabilities	—
Total liabilities	1,335
c) Guarantees and commitments
1. guarantees issued	4
2. commitments	—
Total guarantees and commitments	4
Assets and liabilities with investee companies (other than Group companies) (table 3.3 B.I.)	12/31/2004
(€/mil)
a) Assets
1. due from banks	1,371
of which:
—subordinated	10
2. due from financial institutions	1,659
of which:
—subordinated	1
3. due from other customers	797
of which:	—
—subordinated
4. bonds and other debt securities	307
of which:
—subordinated	9
Total assets	4,134
b) Liabilities
1. due to banks	1,150
2. due to financial institutions	367
3. due to other customers	213
4. securities issued	—
5. subordinated liabilities	—
Total liabilities	1,730
c) Guarantees and commitments
1. guarantees issued	788
2. commitments	434
Total guarantees and commitments	1,222

Amounts due to and from affiliated companies	12/31/2004
(€/mil)
a) Assets
1. due from banks	817
of which:
—subordinated	—
2. due from financial institutions	457
of which:
—subordinated	—
3. due from other customers	49
of which:
—subordinated	—
4. bonds and other debt securities	18
of which:
—subordinated	9
Total assets	1,341
b) Liabilities
1. due to banks	80
2. due to financial institutions	12
3. due to other customers	5
4. securities issued	—
5. subordinated liabilities	—
Total liabilities	97
c) Guarantees and commitments
1. guarantees issued	182
2. commitments	10
Total guarantees and commitments	192

SECTION 5—OTHER ASSETS

12/31/2004
(€/mil)
Other assets (caption 150)	20,174
Accrued income and prepaid expenses (caption 160)	3,827
Total	24,001
Break-down of caption 150 "other assets" (break-down 5.1 B.I)	12/31/2004
(€/mil)
Derivative contracts and currency transactions:	12,785
—valuation of derivatives on interest rates and stockmarket indices	9,886
—premiums paid on purchased options	1,465
—other derivative contracts	897
—effect of currency hedges, forex swap and cross-currency swap	537
Unprocessed transactions	2,497
Due from tax authorities	845
—advanced taxes on Employee termination indemnity—Law 662/96	53
—advanced taxes pursuant to L.D. December 10, 2003 no. 341	562
—other loans	230
Tax collection account	1,253
Amounts in transit with branches and subsidiaries	925
Reimbursement of the incentive pursuant to the Ciampi Law suspended	200
Loans to Carlyle Group	155
Deposit with the Bank of Italy relating to Isveimer liquidation	58
Deposit with the Bank of Italy in connection with coverage of Sga's losses	7
Other items	1,449
Total	20,174
Break-down of caption 160 "accrued income and prepaid expenses" (break-down 5.2 B.I.)	12/31/2004
(€/mil)
Accrued income
—income from derivative contracts	1,636
—interest from loans to customers	517
—interest on securities	277
—interest on loans to banks	89
—other	220
Prepaid expenses
—commissions on placement of securities and mortgage loans	75
—up front fees and other charges on derivative contracts	355
—discounts on bond issues	245
—other expenses	413
Total	3,827
Break-down of subordinated assets (table 5.4 B.I.)	12/31/2004
(€/mil)
a) Due from banks	10
b) Loans to customers	151
c) Bonds and other debt securities	255
Total	416

INFORMATION ON THE BALANCE SHEET—LIABILITIES

SECTION 6—PAYABLES

12/31/2004
(€/mil)
Due to banks (caption 10)	28,277
Due to customers (caption 20)	88,510
Securities issued (caption 30)	47,986
Public funds administered (caption 40)	150
Total	164,923
Due to banks (caption 10)	12/31/2004
(€/mil)
Due to central banks
—repurchase agreements and securities loaned	551
—other deposits from the Italian Exchange Office	193
—other deposits from central banks	2,334
Due to other banks
—deposits	7,155
—repurchase agreements and securities loaned	7,960
—medium/long-term loans from International Organizations	7,565
—current accounts	848
—other	1,671
Total	28,277
Detail of caption "due to banks" (table 6.1 B.I.)	12/31/2004
(€/mil)
a) Repurchase agreements	8,154
b) Securities loaned	357

Due to customers and securities issued (captions 20 and 30)	December 31, 2004
(€/mil)
Due to customers
—current accounts	58,826
—repurchase agreements and securities loaned	11,664
—deposits	14,410
—short-term payables relating to special management services carried out for the Government	37
—other transactions	3,573
Securities issued
—bonds	41,076
—certificates of deposit	2,904
—banker's drafts	646
—other securities	3,360
Total	136,496
Detail of caption "due to customers" (table 6.2 B.I.)	December 31, 2004
(€/mil)
a) Repurchase agreements	11,356
b) Securities loaned	308
Public funds administered (caption 40)	December 31, 2004
(€/mil)
Funds provided by the State	43
Funds provided by regional public authorities	107
Total	150
of which:
funds with risk borne by the Government pursuant to Law February 6, 1987 no.19	9

SECTION 8—CAPITAL, EQUITY RESERVES, RESERVE FOR GENERAL BANKING RISKS AND SUBORDINATED LIABILITIES

Capital, equity reserves and reserve for general banking risks

        Comparative data to compare for the financial year 2004 is given in Part B of Information on the consolidated balance sheet—section 15.

Regulatory capital

        The following table gives the break-down of the regulatory capital and the details of the prudential requirements, the results of which are not affected by the application of international accounting principles since they are regulated by the Bank of Italy regulations in force.

Category/Value	December 31, 2004
(€/mil)
A. Regulatory capital
A.1 Tier 1 capital	10,860
A.2 Tier 2 capital	5,356
A.3 Items to be deducted	(840)
A.4 Regulatory capital	15,376
B. Regulatory prudential requirements
B.1 Credit risk	9,568
B.2 Market risk	1,045
of which:
—risks of the dealing portfolio	1,039
—exchange risks	6
—concentration risks	—
B.2.1 Tier 3 subordinated loans	594
B.3 Other minimum requirements	63
B.4 Total minimum requirements	10,676
C. Risk assets and capital adequacy ratios
C.1 Risk weighted assets(*)	133,450
C.2 Tier 1 capital/Risk weighted assets	8.1%
C.3 Tier 1 capital/Risk weighted assets(**)	12.0%

(*)
Total mimimum requirements multiplied by the minimum compulsory ratio for credit risks.

(**)
On the basis of Bank of Italy letter no.10155 dated August 3, 2001, in order to compute the Total Risk ratios, Tier 3 subordinated loans are considered a component of total capital.

	Original currency	Amount in the financial statements as at December 31, 2004	Amount in the original currency (millions)	Interest rate	Issue date	Maturity date	Starting date of early redemption of loan
		(€/mil)
Preferred Shares	EUR	1,000	1,000	up to November 10, 2010: 8.126% p.a. subsequently: 1 year Euribor + 3.5% p.a.	November 10, 2000	not redeemable	November 10, 2010
Total innovative capital instruments (Tier 1)		1,000
Notes	USD	69	94	6 months LIBOR—0.25% p.a.(a)	November 30, 1993	November 30, 2005		(*)
Debenture loan	EUR	136	150	5.75%	September 15, 1999	September 15, 2009		(*)

Debenture loan	EUR	200	200	6 months Euribor + 0.50% p.a.	October 1, 1999	October 1, 2009		(*)
Notes	EUR	500	500	6.375% p.a.	April 6, 2000	April 6, 2010		(*)
Notes	EUR	347	350	up to April 6, 2005 excluded: 3 months Euribor + 0.50% p.a. subsequently: 3 months Euribor + 1.25% p.a.	April 6, 2000	April 6, 2010	April 6, 2005
Notes	EUR	1,000	1,000	up to September 27, 2005 excluded: 3 months Euribor + 0.65% p.a. subsequently: 3 months Euribor + 1.25% p.a.	September 27, 2000	September 27, 2010	September 27, 2005
Debenture loan	EUR	6	20	1.00% p.a.	April 27, 2001	April 27, 2006		(*)
Debenture loan	EUR	299	300	5.55% p.a.	July 31, 2001	July 31, 2008		(*)
Debenture loan	EUR	1	1	ECB interest rate on repurchase agreement refinancing transactions	September 20, 2001	September 20, 2006		(*)
Debenture loan	EUR	199	200	5.16% p.a.	October 2, 2001	October 2, 2008		(*)
Notes	EUR	499	500	up to June 28, 2007 included: 3 months Euribor + 0.49% p.a. subsequently: 3 months Euribor + 1.09% p.a.	June 28, 2002	June 28, 2012	June 28, 2007
Debenture loan	EUR	48	54	up to July 15, 2007: 4.90% subsequently: 6 months Euribor + 0.76% p.a.	July 15, 2002	July 15, 2012	July 15, 2007
Debenture loan	EUR	133	147	up to December 4, 2007: 4.32% p.a. subsequently: 6 months Euribor + 0.85% p.a.	December 4, 2002	December 4, 2012	December 4, 2007
Notes	EUR	300	300	5.375% p.a.	December 13, 2002	December 13, 2012		(*)
Notes	EUR	346	350	up to June 9, 2010 excluded: 3.75% p.a. subsequently: 3 months Euribor + 1.50% p.a.	June 9, 2003	June 9, 2015	June 9, 2010

Notes	EUR	150	158	up to July 1, 2008 excluded: 6 months Euribor + 0.48% p.a. subsequently: 6 months Euribor + 1.08% p.a.	July 1, 2003	July 1, 2013	July 1, 2008
Notes	EUR	62	75	up to September 29, 2008 excluded: 6 months Euribor + 0.46% p.a. subsequently: 6 months Euribor + 1.06% p.a.	September 29, 2003	September 29, 2013	September 29, 2008
Notes	GBP	234	165	up to March 18, 2019 excluded: 5.625% p.a. subsequently: 3 months Sterling Libor + 1.125% p.a.	March 18, 2004	March 18, 2024	March 18, 2019
Notes	EUR	700	700	up to June 28, 2011 excluded: 3 months Euribor + 0.30% p.a. subsequently: 3 months Euribor + 0.90% p.a.	June 28, 2004	June 28, 2016	June 28, 2011
Notes	EUR	132	134	up to August 3, 2009 excluded: 3.72% p.a. subsequently: 6 months Euribor + 0.60% p.a	August 3, 2004	August 3, 2014	August 3, 2009
Total subordinated liabilities (Tier 2)		5,361
Debenture loan	EUR	345	350	2.98% p.a.	May 15, 2003	November 15, 2005		(*)
Notes	EUR	50	50	up to November 14, 2004: 1.44% p.a. subsequently: 1.50% p.a.	June 26, 2003	November 15, 2007		(*)
Bond	EUR	199	200	2.42%	June 30, 2003	December 30, 2005		(*)
Total tier 3 subordinated liabilities		594
Total		6,955

(*)
Early redemption of the loan is not provided for.

(a)
With a minimum of 5.375% and a maximum of 8.250%

SECTION 9—OTHER LIABILITIES

December 31, 2004
(€/mil)
Other liabilities (caption 50)	22,755
Accrued expenses and deferred income (caption 60)	2,651
Total	25,406
Break-down of caption 50 "other liabilities" (table 9.1 B.I.)	December 31, 2004
(€/mil)
Items relating to derivative contracts and currency transactions:	13,389
—Valuation of derivatives on interest rates and stockmarket indices	10,438
—Valuations of foreign currency derivative contracts	1,204
—Premiums collected on options sold	875
—Other derivative contracts	872
Amounts available for third parties	2,180
Unprocessed transactions	1,923
Amounts in transit with branches and subsidiaries	733
Illiquid items for portfolio transactions	602
Tax payment accounts	599
Amounts due to personnel	486
Amounts due to the Inland Revenue	688
Caution money for land and property assets	145
Securities transactions	130
Amounts receivable for settlement	72
Other items	1,808
Total	22,755
Break-down of caption 60 "accrued expenses and deferred income" (table 9.2 B.I.)	December 31, 2004
(€/mil)
Accrued expenses
—interest on securities issued	543
—charges on derivative contracts	1,373
—interest on amounts due to banks	105
—payroll and other operating costs	5
—interest on amounts due to customers	85
—other expenses	142
Deferred income
—up front and other income on derivative contracts	81
—interest on discounted portfolio	29
—other revenues	288
Total	2,651

OTHER INFORMATION

SECTION 10—GUARANTEES AND COMMITMENTS

December 31, 2004
(€/mil)
Guarantees (caption 10)	17,299
Commitments (caption 20)	29,815
Total	47,114
Break-down of caption 10 "guarantees granted" (table 10.1 B.I.)	December 31, 2004
(€/mil)
a) Commercial guarantees	10,097
b) Financial guarantees	7,086
c) Assets lodged in guarantee	116
Total	17,299
Break-down of caption 20 "commitments" (table 10.2 B.I.)	December 31, 2004
(€/mil)
a) Commitments to grant finance (certain to be called on)	9,079
b) Commitments to grant finance (not certain to be called on)	20,736
Total	29,815
Detail of caption 20 "commitments"	December 31, 2004
(€/mil)
Purchase of securities not yet settled	2,783
Commitments for derivatives on loans	1,397
Other commitments certain to be called on	700
Undrawn lines of credit granted	12,556
Put options issued	1,613
Mortgage loans and leasing contracts to be disbursed	6,279
Deposits and loans to be made	4,074
Membership of Interbank Deposit Guarantee Fund	159
Other commitments not certain to be called on	254
Total	29,815

Assets lodged in guarantee of own liabilites (table 10.3 B.I.)	December 31, 2004 (€/mil)
Portfolio securities lodged with third parties to guarantee repurchase agreements	9,679
Securities lodged with clearing houses for derivative market transactions	9
Securities lodged with Central Banks to guarantee advances	839
Securities lodged with the Bank of Italy to guarantee banker's drafts	165
Other tied bonds	2,375
Total	13,067
Active margins to be used for credit lines (table 10.4 B.I.)	December 31, 2004
(€/mil)
a) Central banks	99
b) Other banks	305
Total	404

Forward transactions (table 10.5 B.I.) December 31, 2004	Hedged transactions	Dealing transactions (*)	Other transactions	Total
	(€/mil)
1. Purchase/sale of
1.1 Securities
—purchases	—	2,780	—	2,780
—sales	—	2,352	—	2,352
1.2 Currencies
—currency against currency	2,525	970	—	3,495
—purchases against euro	6,785	1,996	—	8,781
—sales against euro	5,201	2,049	—	7,250
2. Deposits and loans
—to be disbursed	—	—	4,235	4,235
—to be received	—	—	5,356	5,356
3. Derivative contracts
3.1 With underlying asset exchange
a) securities
—purchases	2	4,881	384	5,267
—sales	1,109	2,421	681	4,211
b) currencies
—currency against currency	21	4,850	—	4,871
—purchases against euro	2,442	8,107	—	10,549
—sales against euro	225	7,882	—	8,107
c) other values
—purchases	—	—	—	—
—sales	—	—	—	—
3.2 Without underlying asset exchange
a) currencies
—currency against currency	—	69	—	69
—purchases against euro	—	24	—	24
—sales against euro	—	44	—	44
b) other instruments(**)
—purchases	24,725	369,557	257	394,539
—sales	16,155	390,412	4,122	410,689
Total	59,190	798,394	15,035	872,619

(*)
Also includes the derivative contracts hedging items belonging to the dealing portfolio for 5,846 million euro.

(**)
Includes basis swap contracts for 19,938 million euro both in purchases and sales.

Notional amounts December 31, 2004	Interest rate related	Exchange rate related	Stockmarket index related	Other	Total
	(€/mil)
OTC trading contracts
—Forward(a)	25,435	3,513	—	—	28,948
—Swap(b)	554,026	456	—	—	554,482
—Options purchased	26,292	10,475	4,655	—	41,422
—Options sold	41,060	9,925	6,548	—	57,533
—Other	978	40	113	—	1,131
Exchange traded contracts
—Futures purchased	37,986	12	24	—	38,022
—Futures sold	45,390	19	56	—	45,465
—Currency against currency futures	—	49	—	—	49
—Options purchased	736	—	2,624	—	3,360
—Options sold	453	—	2,236	—	2,689
—Other	—	—	—	—	—
Total trading contracts	732,356	24,489	16,256	—	773,101
Total non-trading	36,827	15,043	9,329	—	61,199
Grand total(c)	769,183	39,532	25,585	—	834,300
—of which unquoted contracts	684,617	39,453	20,646	—	744,716

(a)
The entry includes the F.R.A. contracts and the forward currency buying and selling transactions.

(b)
The entry mainly includes the I.R.S., C.I.R.S. and basis swap contracts.

(c)
Includes basis swap contracts for the amount of 19,938 million euro and does not include forward currency transactions with original duration less than 2 days and amounting overall to 3,658 million euro.

Residual maturity of notional amounts of OTC derivative contracts December 31, 2004	Up to 12 months	Between 1 and 5 years	Beyond 5 years	Total
	(€/mil)
Interest rate related	286,031	252,035	146,551	684,617
Exchange rate related	33,899	4,971	583	39,453
Stockmarket index related	7,706	10,039	2,901	20,646
Other contracts	—	—	—	—
Notional amounts, market value and similar add on of OTC derivative contracts December 31, 2004	Interest rate related	Exchange rate related	Stockmarket index related	Other	Total
	(€/mil)
Notional amounts	684,617	39,453	20,646	—	744,716
A. Market value of OTC trading contracts
A.1 positive market value	10,934	460	471	—	11,865
A.2 negative market value	(11,023)	(454)	(406)	—	(11,883)
B. Add on	3,118	210	374	—	3,702
C. Market value of OTC non-trading contracts
C.1 positive market value	509	270	544	—	1,323
C.2 negative market value	(1,043)	(988)	(191)	—	(2,222)
D. Add on	108	270	283	—	661
Equivalent credit risk (A.1+B+C.1+D)	14,669	1,210	1,672	—	17,551

Notional amounts and market values of quoted contracts December 31, 2004	Interest rates	Foreign exchange	Share prices	Other	Total
	(€/mil)
Notional amounts	84,566	79	4,939	—	89,584
A. Market value of OTC trading contracts
A.1 positive market value	7	2	3	—	12
A.2 negative market value	(18)	(1)	(2)	—	(21)
B. Market value of OTC non-trading contracts
B.1 positive market value	—	—	—	—	—
B.2 negative market value	—	—	—	—	—
Credit quality of OTC derivative contracts, by counterparty	Positive market value	Add on	Equivalent credit risk(a) (current value)
	(€/mil)
Governments and central banks	—	7	7
Banks	11,849	3,964	15,813
Other operators	1,339	392	1,731
Total	13,188	4,363	17,551

(a)
Includes the equivalent credit risk for contracts with original duration not longer than 14 days. The presence of agreements of Master Netting Agreement allows reduction of the equivalent credit risk shown above for 12,523 million euro with regard to credit bodies and for 137 million euro with regard to other operators.

Credit derivative contracts (table 10.6 B.I.) Type of transaction	Dealing	Other transactions	Total
	(€/mil)
1. Purchase of protection
1.1 With underlying asset exchange
—credit default swap	833	233	1,066
—credit linked note	—	202	202
1.2 Without underlying asset exchange
—credit default swap	250	—	250
2. Sales of protection			—
2.1 With underlying asset exchange
—credit default swap	798	372	1,170
—credit linked note	—	40	40
2.2 Without underlying asset exchange
—credit default swap	150	—	150
—credit linked note	6	30	36
Total	2,037	877	2,914

CONTRIBUTION OF THE INSURANCE BUSINESS TO THE CONSOLIDATED BALANCE SHEET

SECTION 13—INSURANCE BUSINESS—BALANCE SHEET DATA

ASSETS

        The contributions of the insurance business are made up as follows:

Insurance business contributions	12/31/2004
(€/mil)
Insurance business assets (Captions A, C, D, E, F, G)	39,429
Insurance reserves attributable to reassures (Caption D-bis)	25
Total	39,454

        The contributions reported in the consolidated financial statements of SANPAOLO IMI Group from the operations of the insurance business are shown in the format given in the ISVAP specifications. These contributions take account of the changes in the area of consolidation of the insurance business determined by the introduction of international accounting principles—reconciliable with the line by line consolidation of Egida and the collective investment organisms in which Assicurazioni Internazionali di Previdenza (A.I.P.) holds the majority of risks/benefits—the netting of existing infra-group links between the insurance business and the banking group and refer only to items affected by the application of IAS 32 and 39 dealing with financial instruments and IFRS 4 on insurance contracts.

Insurance business contributions – balance sheet – assets(*)										(€/mil)

A.	LOANS TO SHAREHOLDERS FOR SHARE CAPITAL SUBSCRIBED NOT PAID IN								1	0
									... ...
			of which called up share capital		2	0
					... ...
B.	INTANGIBLE ASSETS
			1. Acquisition commissions to be amoritized		3	X
					... ...
			2. Other acquisition costs		4	X
					... ...
			3. Goodwill		5	X
					... ...
			4. Other intangible assets		6	X
					... ...
			5. Consolidation difference		7	X			8	X
					... ...				... ...
C.	INVESTMENTS
	I.		– Land and buildings				9	X
							... ...
	II.		– Investments in group companies and in other investee companies
			1. Shareholdings:
			a) Parent company	10
				... ...
			b) subsidiaries	11
				... ...
			c) affiliates	12
				... ...
			d) associates	13
				... ...
			e) other	14	15	0
				... ...
			2. Bonds issued by companies		16	258
					... ...
			3. Financing to companies "six thousand double points"		17		18	258
					... ...
	III.		– Other financial investments
			1. Shares and quotas		19	83
					... ...
			2. Quotas of mutual funds		20	551
					... ...
			3. Bonds and other fixed-income securities		21	14.686
					... ...
			4. Loans		22	7
					... ...
			5. Quotas in mutual investments		23
					... ...
			6. Deposits with credit institutions		24
					... ...
			7. Other financial investments		25	18	26	15.345
					... ...
	IV.		– Deposits with ceding companies				27		28	15.603
							... ...
D.	INVESTMENTS IN FAVOR OF THE INSURED OF THE LIFE BRANCHES, WHO BEAR THE RISK AND ARISING ON PENSION FUND MANAGEMENT								29	22.912
									... ...
D bis.			TECHNICAL RESERVES REASSURED WITH THIRD PARTIES
		I.	– CASUALTY BRANCH
			1. Premiums fund		30	11
					... ...
			2. Claims fund		31	11
					... ...
			3. Other		32		33	22
					... ...
		II.	– LIFE BRANCHES
			1. Technical reserves		34	3
					... ...
			2. Funds for amounts to be disbursed		35
					... ...
			3. Other reserves		36
					... ...
			4. Technical reserves for investment risks to be borne by the insured and funds from pension fund management		37		38	3	39	25
					... ...
E.	LOANS
	I.		– Receivables arising on direct insurance transactions				40	19
							... ...
	II.		– Receivables arising on reinsurance transactions				41
							... ...
	III.		– Other loans				42	537	43	556
							... ...
F.	OTHER ASSET CAPTIONS
	I.		– Tangible assets and inventories				44	1
							... ...
	II.		– Cash and cash equivalents				45	321
							... ...
	III.		– Own shares or quotas				46
							... ...
	IV.		– Other assets				47	9	48	331
							... ...
G.	ACCRUALS AND DEFERRALS								49	27
									... ...
				TOTAL ASSETS					50	X
									... ...
(*)
The captions reporting an "X" are not impacted by the introduction of IAS 32/39 and IFRS 4; therefore such data are disclosed in the relative sections of the consolidated explanatory notes in the 2004 column of 2005 financial statements.

Loans: break-down (Caption E)	12/31/2004
(€/mil)
Receivables arising on direct insurance transactions	19
Other loans	537
Total	556
Other loans: break-down (Caption E III)	12/31/2004
(€/mil)
Amounts receivable from the inland revenue	450
Other loans	87
Total	537

LIABILITIES

        The contributions of the insurance business are made up as follows:

Insurance business contributions	12/31/2004
(€/mil)
Insurance business liabilities (Captions B, F, G, H)	638
Technical reserves (Captions C, D)	38,849
Total	39,487

        The contributions reported in the consolidated financial statements of SANPAOLO IMI Group from the operations of the insurance business are shown in the format given in the ISVAP specifications. These contributions take account of the changes in the area of consolidation of the insurance business determined by the introduction of international accounting principles—reconciliable with the line by line consolidation of Egida and the collective investment organisms in which Assicurazioni Internazionali di Previdenza (A.I.P.) holds the majority of risks/benefits—the netting of existing infra-group links between the insurance business and the banking group and refer only to items affected by the application of IAS 32 and 39 dealing with financial instruments and IFRS 4 on insurance contracts.

Insurance business contributions – balance sheet – liabilities and shareholders' equity(*)									(€/mil)

A.	SHAREHOLDERS' EQUITY
I.	Group shareholders' equity
		1	– Share capital suscribed or similar provision	51	X
				... ...
		2	– Capital reserves	52	X
				... ...
		3	– Consolidation reserves	53	X
				... ...
		4	– Valuation reserves for non consolidated equity investments	54	X
				... ...
		5	– Translation reserve	55	X
				... ...
		6	– Reserves for own shares and parent bank shares	56	X
				... ...
		7	– Profit (loss) for the period	57	X	58	X
				... ...
II.	Minority interest
		1	– Third party capital and reserves	59	X
				... ...
		2	– Profit (loss) attributable to minority interests	60	X	61	X	62	X
				... ...
B.	SUBORDINATED LIABILITIES							63	155
								... ...
C.	TECHNICAL RESERVES
	I.		– CASUALTY BRANCH
			1. Premiums fund	64	39
				... ...
			2. Claims fund	65	21
				... ...
			3. Equalisation reserve	66	0
				... ...
			4. Other reserves	67	1	68	61
				... ...
	II.		– LIFE BRANCHES
			1. Technical reserves	69	15.964
				... ...
			3. Funds for amounts to be disbursed	70	14
				... ...
			5. Other reserves	71	35	72	16.013	73	16.074
				... ...
D.	TECHNICAL RESERVES FOR INVESTMENT RISKS TO BE BORNE BY THE INSURED AND FUNDS FROM PENSION FUND MANAGEMENT							74	22.775
								... ...
E.	PROVISIONS FOR RISKS AND CHARGES
	1.	Provisions for pensions and similar obligations				75	X
						... ...
	2.	Tax provisions				76	X
						... ...
	3.	Consolidation provision for future risks and charges				77	X
						... ...
	4.	Other provisions				78	X	79	X
						... ...
F.	DEPOSITS RECEIVED BY REINSURERS							80	3
								... ...
G.	PAYABLES AND OTHER LIABILITIES
	I	– Payables arising on direct insurance transactions				81	64
						... ...
	II	– Payables arising on reinsurance transactions				82	3
						... ...
	III	– Bond loans				83
						... ...
	IV	– Due to banks and financial institutions				84
						... ...
	V	– Payables with collateral				85
						... ...
	VI	– Other loans and financial payables				86	4
						... ...
	VII	– Provisions for employee termination indemnities				87
						... ...
	VIII	– Other amounts due				88	67
						... ...
	IX	– Other liabilities				89	341	90	479
						... ...
H.	ACCRUALS AND DEFERRALS							91	1
								... ...
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY								92	X
								... ...
(*)
The captions reporting an "X" are not impacted by the introduction of IAS 32/39 and IFRS 4; therefore such data are disclosed in the relative sections of the consolidated explanatory notes in the 2004 column of 2005 financial statements.

OTHER INFORMATION

        The contributions reported on the consolidated financial statements of SANPAOLO IMI Group from the operations of the insurance business are shown in the format given in the ISVAP specifications.

Insurance business contributions—balance sheet—guarantees, commitments and other memorandum accounts		(€/mil)

GUARANTEES, COMMITMENTS AND OTHER MEMORANDUM ACCOUNTS
I—Guarantees given	93	10
	... ...
II—Guarantees received	94	0
	... ...
III—Guarantees given to third parties in the Parent Bank's interest	95	0
	... ...
IV—Commitments	96	4.460
	... ...
V—Third-party commodities	97	0
	... ...
VI—Assets in pension funds managed in the name or on behalf of third parties	98	0
	... ...
VII—Securities deposited with third parties	99	30.677
	... ...
VIII—Other memorandum accounts	100	0
	... ...

INFORMATION ON THE STATEMENT OF INCOME

SECTION 1—INTERESTS

12/31/2004
(€/mil)
Interest income and similar revenues (caption 10)	7,197
Interest expenses and similar charges (caption 20)	(3,534)
Break-down of caption 10 "Interest income and similar revenues" (table 1.1.B.I.)	12/31/2004
(€/mil)
a) Loans to banks	445
of which:
—due from Central Banks	40
b) Loans to customers	5,796
of which:
—loans using public funds	—
c) On debt securities	931
d) Other interest income	25
Total	7,197
Break-down of caption 10 "Interest income and similar revenues" (table 1.3 B.I)	12/31/2004
(€/mil)
a) On assets denominated in foreign currency	248
Break-down of caption 20 "Interest expense and similar charges" (table 1.2 B.I)	12/31/2004
(€/mil)
a) On amounts due to banks	(694)
b) On amounts due to customers	(957)
c) On securities issued(*)	(1,369)
of which:
—on certificates of deposit	(60)
d) On loans using public funds	—
e) Subordinated liabilities	(294)
f) Negative balance of differentials on hedging transactions(**)	(220)
Total	(3,534)

(*)
Excluding interests on subordinated securities included in item e)

(**)
Represent the net effect of differentials on hedging derivative contracts

Break-down of caption 20 "Interest expense and similar charges" (table 1.4 B.I.)	12/31/2004
(€/mil)
a) On liabilities denominated in foreign currency	(261)

SECTION 2—COMMISSIONS

12/31/2004
(€/mil)
Commission income (caption 40)	3,980
Commission expense (caption 50)	(764)

Break-down of caption 40 "commission income" (table 2.1 B.I.)	12/31/2004
(€/mil)
a) Guarantees granted	96
b) Credit derivatives	4
c) Management, dealing and advisory services
1. securities dealing	106
2. currency trading	29
3. portfolio management:
3.1 individual	218
3.2 collective	1,319
4. custody and administration of securities	59
5. depositary bank	136
6. placement of securities	34
7. order collection	89
8. advisory services	19
9. distribution of third party services:
9.1 portfolio management:
a) individual	28
b) collective	27
9.2 insurance products	350
9.3 other products	2
d) Collection and payment services	345
e) Servicing for securitization transactions	—
f) Tax collection services	169
g) Other services	950
Total	3,980
Break-down of sub-caption "g) Other services"	12/31/2004
(€/mil)
Loans granted	314
Deposits and current account overdrafts	352
Current accounts	177
Other services	107
Total	950
Break-down of caption 40 "commission income": "products and services distribution channels" (table 2.2 B.I)	12/31/2004
(€/mil)
a) with own operating points:
1. portfolio management	1,123
2. placement of securities	30
3. third party services and products	213
b) outside supply:
1. portfolio management	414
2. placement of securities	4
3. third party services and products	194

Break-down of caption 50 "commission expense" (table 2.3 B.I)	12/31/2004
(€/mil)
a) Guarantees received	(4)
b) Credit derivatives	(4)
c) Management and dealing services:
1. securities dealing	(57)
2. currency trading	(1)
3. portfolio management:
3.1 own portfolio	—
3.2 third party portfolio	(86)
4. custody and administration of securities	(26)
5. placement of securities	(8)
6. door-to-door sales of securities, products and services	(352)
d) Collection and payment services	(97)
e) Other services	(129)
Total	(764)
Break-down of sub-caption "e) Other services"	12/31/2004
(€/mil)
Dealing activities on loan transactions	(71)
Loans obtained	(1)
Dealing activities on financial transactions	(4)
Other services	(53)
Total	(129)

SECTION 3—PROFITS AND LOSSES FROM FINANCIAL TRANSACTIONS

Analysis of caption 60 "profits (losses) from financial transactions" (Table 3.1 B.I.)

12/31/2004	Security transactions	Currency transactions	Other transactions	Total
	(€/mil)
A1. Revaluations	324	—	7,079	7,403
A2. Writedowns	(216)	—	(7,083)	(7,299)
B. Other profits and losses	106	65	(48)	123
Total	214	65	(52)	227
of which:
1. on Government securities	59
2. on other debt securities	160
3. on equities	217
4. on security derivatives	(222)

SECTION 5—ADJUSTMENTS, WRITE-BACKS AND PROVISIONS

12/31/2004
(€/mil)
Adjustments to loans and provisions for guarantees and commitments (caption 120)	(914)
Writebacks of adjustments to loans and provisions for guarantees and commitments (caption 130)	410
Provisions to reserves for probable loan losses (caption 140)	(17)
Adjustments to financial fixed assets (caption 150)	(106)
Writebacks of adjustments to financial fixed assets (caption 160)	124
Analysis of caption 120 "adjustments to loans and provisions for guarantees and commitments" (Table 5.1 B.I.)	12/31/2004
(€/mil)
a) Adjustments to loans	(879)
of which:
—general adjustments for country risk	(3)
—other general adjustments	(80)
b) Provisions for guarantees and commitments	(35)
of which:
—general provisions for country risk	—
—other general provisions	(17)
Total	(914)
Break-down of caption 130 "writebacks on provisions for guarantees and commitments"	12/31/2004
(€/mil)
Revaluation of loans previously written down	84
Revaluation of loans previously written off	4
Revaluation of provisions for guarantees and commitments	21
Collection of loan principal previously written down	219
Collection of loan principal and interest previously written off	40
Collection of default interest previously written down	42
Total	410
Analysis of caption 150 "adjustments to financial fixed assets"	12/31/2004
(€/mil)
Adjustments to equity investments	(78)
Adjustments to other investment securities	(28)
Total	(106)
Detail of adjustments to equity investments	12/31/2004
(€/mil)
Hutchison 3G Italia S.p.A.	(61)
Fiat S.p.A.	(5)
Compagnia Assicuratrice Unipol S.p.A.	(3)
Kiwi II Ventura — Serviços de Consultoria S.A.	(3)
Praxis Calcolo S.p.A.	(1)
Euromedia Venture Belgique S.A.	(1)
Fin. Ser. S.p.A.	(1)
Volare Group S.p.A.	(1)
Other adjustments	(2)
Total	(78)

SECTION 6—OTHER STATEMENT OF INCOME CAPTIONS

12/31/2004
(€/mil)
Dividends and other revenues (caption 30)	152
Other income (caption 190)	286
Other charges (caption 200)	(138)
Income taxes for the period (caption 240)	(754)
Break-down of caption 30 "dividends and other revenues"	12/31/2004
(€/mil)
On shares, quotas and other equities	79
On equity investments not consolidated line by line or valuated using the equity method	73
Santander Central Hispano S.A.	39
CDC Ixis S.A.	8
Banca d'Italia	4
Borsa Italiana S.p.A.	3
Banco del Desarrollo S.A.	2
Compagnia Assicuratrice Unipol S.p.A.	2
Banca delle Marche S.p.A.	2
Serene S.p.A.	2
Autostrada BS-VR-VI-PD S.p.A.	1
Biat S.A.	1
Centro Leasing S.p.A.	1
Banksiel S.p.A.	1
SI Holding S.p.A.	1
AEM Torino S.p.A.	1
Other minority interests	5
Total	152
Break-down of caption 190 "Other income"	12/31/2004
(€/mil)
Other income	73
Non-existent liabilities	7
Appropriation of securities prescribed	2
Disposal of own shares	50
Adjustment of collection accounts	—
Capital gains on:
—equity investments	124
—interests in consolidated companies	3
—investment securities	3
—other financial fixed assets	2
—tangible and intangible fixed assets	22
Total	286

Break-down of caption 200 "Other charges"	12/31/2004
(€/mil)
Amnesty and facilitated conditions	(3)
Non-existent assets	(5)
Transactions for legal disputes	—
Restructured	(3)
Staff leaving incentives	(18)
Other expenditure towards customers of private bankers	(5)
Adjustment of collection accounts	—
Other charges for supplementary pension funds	(15)
Charges for robberies	(6)
Capital losses on:
—investment securities	—
—equity investments (disposal)	(1)
—equity investments (assignment)	(50)
—other financial fixed assets	—
—tangible and intangible fixed assets	(13)
Other expenditure	(19)
Total	(138)
Break-down of caption 240 "Income taxes for the period" (Provision B.I 03.08.99)	12/31/2004
(€/mil)
1. Current income taxes	(626)
2. Changes in deferred tax assets	(82)
3. Changes in deferred tax liabilities	(46)
4. Income taxes for the period	(754)

CONTRIBUTION OF THE INSURANCE BUSINESS TO THE
CONSOLIDATED STATEMENT OF INCOME

SECTION 8—INSURANCE BUSINESS—STATEMENT OF INCOME DATA

        The contributions of the insurance business are made up as follows:

Contribution from the insurance compartment	12/31/2004
(€/mil)
Casualty branch technical income gross of administrative costs	10
Life branch technical income gross of administrative costs	(1,478)
Total	(1,468)

        The contributions shown on the consolidated financial statements of SANPAOLO IMI Group from the operations of the insurance business, are shown in the format given in the ISVAP specifications. These contributions take account of the changes in the area of consolidation of the insurance business determined by the introduction of international accounting principles—reconciliable with the line by line consolidation of Egida and the collective investment organisms in which Assicurazioni Internazionali di Previdenza (A.I.P.) holds the majority of risks/benefits—the netting of existing infra-group links between the insurance business and the banking group and refer only to items affected by the application of IAS 32 and 39 dealing with financial instruments and IFRS 4 on insurance contracts.

Insurance business contributions—statement of income 2004—technical statements of casualty branches(*)									(€/mil)

		I.	TECHNICAL STATEMENTS OF CASUALTY BRANCHES
1.	RELEVANT PREMIUMS, NET OF DISPOSALS IN REINSURANCE
	a)	Gross accountable premiums				1	46
						... ...
	b)	(-) Premiums disposed of in reinsurance				2	18
						... ...
	c)	Change in gross total of premiums fund				3	(12)
						... ...
	d)	Change in premiums fund borne by reinsurers				4	4	5	20
						... ...
3.	OTHER TECHNICAL INCOME, NET OF DISPOSALS IN REINSURANCE							7	0
4.	CHARGES FOR CLAIMS, NET OF RECOVERIES AND DISPOSALS IN REINSURANCE
	a)	Amounts paid
		aa)	Gross amount	8	(15)
				... ...
		bb)	(-) Quotas borne by reinsurers	9	5
				... ...
		cc)	Change in recoveries net of quotas borne by reinsurers	10		11	(10)
				... ...
	c)	Change in claims fund
		aa)	Gross amount	12	(2)
				... ...
		bb)	(-) Quotas borne by reinsurers	13	2	14	0	15	(10)
				... ...
5.	CHANGE IN OTHER TECHNICAL RESERVES, NET OF DISPOSALS IN REINSURANCE							16	0
								... ...
6.	MONEY REFUND OFFERS AND INVESTMENTS IN EARNINGS, NET OF DISPOSALS IN REINSURANCE							17	0
								... ...
7.	COSTS:
	a)	Acquisition commissions				18	(8)
						... ...
	b)	Other acquisition costs				19	0
						... ...
	c)	Change in commissions and other acquisition costs to be amortized				20	0
						... ...
	d)	Collection commissions				21	0
						... ...
	e)	Other administrative costs				22	X
						... ...
	f)	(-) Commissions and investments in earnings received from reinsurers				23	8	24	X
						... ...
8.	OTHER TECHNICAL CHARGES, NET OF DISPOSALS IN REINSURANCE							25	0
								... ...
9.	CHANGE IN EQUALIZATION RESERVES							26	0
								... ...
10.	INCOME OF THE TECHNICAL STATEMENTS OF CASUALTY BRANCHES (CAPTION III. 1)							27	X
								... ...
(*)
The captions reporting an "X" are not impacted by the introduction of IAS 32/39 and IFRS 4; therefore such data are disclosed in the relative sections of the consolidated explanatory notes in the 31 December 2004 column of the 2005 financial statements.

Insurance business contributions—statement of income 2004—technical statements of life branches(*)									(€/mil)

		II.	TECHNICAL STATMENTS OF LIFE BRANCHES
1.	ANNUAL PREMIUMS, NET OF DISPOSALS IN REINSURANCE
	a)	Gross accountable premiums				28	8.542
						... ...
	b)	(-) Premiums disposed of in reinsurance				29	3	30	8.539
						... ...
2.	(+)	QUOTAS OF INVESTMENTS TRANSFERRED FROM THE NON-TECHNICAL STATEMENTS (Caption III.5)						40	X
								... ...
3.	INCOME AND UNREALIZED CAPITAL GAINS RELATED TO INVESTMENTS IN FAVOR OF THE INSURED WHO BEAR THE RISK AND ARISING ON PENSION FUND MANAGEMENT							41	1.611
								... ...
4.	OTHER TECHNICAL INCOME, NET OF DISPOSALS IN REINSURANCE							42	202
								... ...
5.	CHARGES FOR CLAIMS, NET OF DISPOSALS IN REINSURANCE
	a)	Amounts paid
		aa)	Gross amount	43	(2.702)
				... ...
		bb)	(-) Quotas borne by reinsurers	44	0	45	(2.702)
				... ...
	b)	Change in reserve for amounts to be paid
		aa)	Gross amount	46	(14)
				... ...
		bb)	(-) Quotas borne by reinsurers	47	0	48	(14)	49	(2.716)
				... ...
6.	CHANGE IN MATHEMATICAL RESERVES AND OTHER TECHNICAL RESERVES, NET OF DIPOSALS IN REINSURANCE
	a)	Mathematical reserves:
		aa)	Gross amount	50	(3.048)
				... ...
		bb)	(-) Quotas borne by reinsurers	51	1	52	(3.047)
				... ...
	b)	Other
		aa)	Gross amount	56	(38)
				... ...
		bb)	(-) Quotas borne by reinsurers	57	0	58	(38)
				... ...
	c)	Technical reserves for investment risks to be borne by the insured and deriving from pension funds
		aa)	Gross amount	59	(4.186)
				... ...
		bb)	(-) Quotas borne by reinsurers	60	0	61	(4.186)	62	(7.271)
				... ...
7.	MONEY REFUND OFFERS AND INVESTMENTS IN EARNINGS, NET OF DISPOSALS IN REINSURANCE							63
8.	COSTS:
	a)	Acquisition commissions				64	(219)
						... ...
	b)	Other acquisition costs				65	0
						... ...
	c)	Change in commissions and other acquisition costs to be amortized				66	0
						... ...
	d)	Collection commissions				67	(94)
						... ...
	e)	Other administrative costs				68	X
						... ...
	f)	(-) Commissions and investments in earnings received from reinsurers				69	1	70	X
						... ...
9.	EQUITY AND FINANCIAL CHARGES AND UNREALIZED CAPITAL LOSSES RELATED TO INVESTMENTS IN FAVOR OF THE INSURED WHO BEAR THE RISK AND ARISING ON PENSION FUND MANAGEMENT							75	(385)
								... ...
10.	OTHER TECHNICAL CHARGES, NET OF DISPOSALS IN REINSURANCE							76	(3)
								... ...
11.	INCOME OF THE TECHNICAL STATEMENTS OF LIFE BRANCHES (CAPTION III. 2)							78	X
								... ...
(*)
The captions reporting an "X" are not impacted by the introduction of IAS 32/39 and IFRS 4; therefore such data are disclosed in the relative sections of the consolidated explanatory notes in the 31 December 2004 column of the 2005 financial statements.

Insurance business contributions—statement of income 2004—non-technical statements(*)									(€/mil)

		III.	NON-TECHNICAL STATEMENTS
1.	INCOME OF THE TECHNICAL STATEMENTS FOR CASUALTY BRANCHES (CAPTION I. 10)							79	X
								... ...
2.	INCOME OF THE TECHNICAL STATEMENTS FOR LIFE BRANCHES (CAPTION II. 13)							80	X
								... ...
3.	INCOME FROM INVESTMENTS:
	a)	Income from shares and quotas
		aa)	Quotas of annual income on equity investments evaluated using the equity method	81
				... ...
		bb)	Other	82	4	83	4
				... ...
	b)	Income from other investments:
		aa)	Land and buildings	84	3
				... ...
		bb)	Other investments	85	596	86	599
				... ...
	c)	Recoveries of adjustments to investments				87	21
						... ...
		d) Profits from realization of investments				88	133	89	757
						... ...
4.	EQUITY AND FINANCIAL CHARGES:
	a)	Investment management charges and passive interest				90	(56)
						... ...
	b)	Adjustments to investments				91	(8)
						... ...
	c)	Losses on realization of investments				92	(17)	93	(81)
						... ...
5.	(-) QUOTA OF PROFIT FROM INVESTMENTS TRANSFERRED TO THE TECHNICAL STATEMENTS OF CASUALTY BRANCHES (CAPTION I. 2)							94	X
								... ...
6.	OTHER INCOME							95	23
								... ...
7.	OTHER CHARGES							98	(20)
								... ...
8.	INCOME FROM ORDINARY ASSETS							99	X
								... ...
9.	EXTRAORDINARY INCOME							100	17
								... ...
10.	EXTRAORDINARY CHARGES							101	0
								... ...
11.	INCOME FROM EXTRAORDINARY ASSETS							102	X
								... ...
12.	PRE-TAX PROFIT							103	X
								... ...
13.	INCOME TAX FOR THE YEAR							104	X
								... ...
14.	CONSOLIDATED INCOME							105	X
								... ...
15.	PROFIT (LOSS) ATTRIBUTABLE TO MINORITY INTERESTS							106	X
								... ...
16.	GROUP PROFIT (LOSS)							107	X
								... ...
(*)
The captions reporting an "X" are not impacted by the introduction of IAS 32/39 and IFRS 4; therefore such data are disclosed in the relative sections of the consolidated explanatory notes in the 31 December 2004 column of the 2005 financial statements.

Yearly premiums, net of reinsurance transfers—Casualty Branch (Caption 1) Casualty Branch	12/31/2004
(€/mil)
Injury, Sickness	27
Land vehicles	—
Fire and other property damage	2
General responsibility	1
Credit and security	—
Pecuniary losses	3
Legal protection	—
Assistence	1
34
Premiums transferred in reinsurance, net of premium fund	(14)
Total	20
Yearly premiums, net of reinsurance transfers—Life Branch (Caption 1) Life Branches	12/31/2004
(€/mil)
Branch I	3,342
Branch III	4,222
Branch V	978
Total	8,542
Expenses related to losses, net of recoveries and reinsurance transfers—Casualty Branch (Caption 4) Casualty Branch	12/31/2004
(€/mil)
Injury, Sickness	(11)
Land vehicles	—
Fire and other property damage	(1)
General responsibility	(1)
Pecuniary losses	—
Legal protection	—
Assistance	—
(13)
Losses and reinsurers reserve	3
Total	(10)
Expenses related to losses, net of reinsurance transfers—Life Branch (Caption 5) Direct labor	12/31/2004
(€/mil)
Amounts paid	(2,702)
—branch I	(1,176)
—branch III	(1,424)
—branch V	(102)
Commission amounts to be paid	(14)
—branch I	(13)
—branch III	—
—branch V	(1)
Indirect labor	—
Total	(2,716)

Proceeds from investments (Caption 3)	12/31/2004
(€/mil)
Proceeds from shares and quotas	4
Proceeds from other investments	599
Adjustments to equity investments	21
Proceeds from profits from realization of investments	133
Total	757
Capital and financial expenses (Caption 4)	12/31/2004
(€/mil)
Management expenses for investment and interest liabilities	(56)
Adjustments to investments	(8)
Losses on realization of investments	(17)
Total	(81)

PART M—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN EU GAAP, IFRS
AS PUBLISHED BY IASB AND U.S. GAAP

        As described in Part A.1 "General Information" on page F-15, the Consolidated Financial Statements of the SANPAOLO IMI Group have been prepared in accordance with International Financial Reporting Standards as adopted by the European Commission for use in the European Union ("EU GAAP") that vary in certain respects from "IFRS as published by IASB" and from generally accepted accounting principles in the United States of America ("U.S. GAAP"). SANPAOLO IMI Group has applied EU GAAP from January 1, 2004, with the exception of the standards relating to financial instruments and insurance contracts which are applied only from January 1, 2005. Therefore the impacts of adopting IAS 32, IAS 39 and IFRS 4 are not included in the EU GAAP 2004 comparatives and financial instruments and insurance contracts are accounted for under Italian GAAP. A description of the significant differences and their effects on net income and shareholders' equity is set forth in the following sections. See also Part A—"Accounting Policies" on page F-15 for additional information on the accounting principles that SANPAOLO IMI follows.

•	SIGNIFICANT DIFFERENCES IN VALUATION AND INCOME RECOGNITION PRINCIPLES UNDER EU GAAP AND IFRS AS PUBLISHED BY IASB	Section 1
•	SIGNIFICANT DIFFERENCES IN VALUATION AND INCOME RECOGNITION PRINCIPLES UNDER EU GAAP AND U.S. GAAP	Section 2
•	NET INCOME AND SHAREHOLDERS' EQUITY RECONCILIATION BETWEEN EU GAAP, IFRS AS PUBLISHED BY IASB AND U.S. GAAP	Section 3
•	SIGNIFICANT PRESENTATION DIFFERENCES BETWEEN EU GAAP AND U.S. GAAP	Section 4
•	CONSOLIDATED FINANCIAL STATEMENTS	Section 5

Section 1—Significant differences in valuation and income recognition principles under EU GAAP and IFRS as published by IASB

        SANPAOLO IMI Group applies EU GAAP as its basis of accounting. In comparison to IFRS as published by IASB, EU GAAP eliminates certain restrictions concerning hedge accounting for portfolio hedges of core deposits. The impact on net income and shareholders' equity of this difference is reconciled within Section 3 below.

Section 2—Significant differences in valuation and income recognition principles under EU GAAP and U.S. GAAP

        The impact on net income and shareholders' equity of each of these differences is reconciled within Section 3 below.

EU GAAP	U.S. GAAP
(a) Business Combinations
Goodwill
From January 1, 2004 goodwill recognized in the EU GAAP balance sheet is not amortized but tested annually for impairment. As permitted by IFRS 1 the Group did not retroactively apply IFRS 3. Accordingly the previous accounting treatment under Italian GAAP was carried forward as of January 1, 2004.	From January 1, 2002 goodwill is no longer amortized but reviewed at least annually for impairment.

Goodwill relating to business combinations accounted under the pooling of interest method under Italian GAAP were accounted using the purchase method under U.S. GAAP.
Purchase Price Allocation
Prior to January 1, 2004 the Group used the pooling of interest method that requires the assets and liabilities of the merged entity to remain at cost.	Using the purchase method under U.S. GAAP results in the allocation of the purchase price to the assets and liabilities of the acquired company. These fair value adjustments are amortized over their individual useful economic lives.

EU GAAP	U.S. GAAP
(b) Investments in Debt, Equity Securities and Own Bonds (2004)
Debt and equity securities held for investment or trading purposes are accounted for as follows:	Debt and marketable equity securities are classified according to management's intent within one of the following categories:
•
Investment debt securities are stated at amortized cost less any write-down for permanent diminution in value; the original value of the investment is reinstated if the reason for write-downs ceases to apply.	• Held to maturity securities are measured at amortized cost less any other than temporary impairment. Reversals of impairments are not permitted.
• Marketable debt securities and equity securities held for trading purposes and all other securities held without a particular identifiable purpose are classified as trading	• Trading securities are held at fair value with unrealized gains or losses recognized in the statement of income.
securities. These securities are recorded at market value, with the related unrealized gains and losses recognized in the statement of income.	• Available for sale securities are held at fair value, with unrealized gains recorded as a net amount directly to a separate component of equity until they are realized, at which time the gain or loss is reclassified to the statement of income. Any "other than temporary" impairment is taken to the statement of income. Reversals of impairments are not permitted.
Debt and equity securities held for sale in the Group's insurance portfolios are recorded at the lower of cost or market value, with any related losses recognized in the statement of income.	Investments in debt and marketable equity securities held within the Group's insurance portfolios would be classified and recorded based on management's intent described above.

Permanent investments in companies where the Group owns less than 20% of the voting shares are stated at cost, less any write-down for permanent diminution in value. The original value of the investment is reinstated if the reason for write-downs ceases to apply.
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

EU GAAP	U.S. GAAP
(c) Investments in Equity Securities (2005)

Non-marketable equity investments of 20% or less, with reliable fair value, are accounted at fair value with unrealized gains or losses recognized in a specific equity reserve. Certain unlisted equity securities, whose fair value cannot be reliably established or verified, are stated at cost, as adjusted for any impairment losses verified.
Non-marketable equity investments of 20% or less are accounted for under the cost method, reduced through write-downs to reflect "other than temporary" impairments in value. Reversals of impairments are not permitted.
(d) Fair Value Option (2005)

Certain financial instruments are designated as "at fair value through profit and loss". These instruments are recognized at fair value in the balance sheet with changes in fair value recognized in the income statement.	Under U.S. GAAP these financial instruments are reported as available for sale instruments with movements in fair value recognized in shareholders' equity.
(e) Derivatives and Hedge Accounting (2004)

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

The Group has chosen not to adopt hedge accounting for all derivatives held for non-trading purposes due to the operational cost of meeting the documentation and effectiveness requirements of SFAS133.

All derivative instruments (including certain derivative instruments embedded in other contracts) are recorded in the balance sheet as either an asset or liability measured at fair value with changes in fair value recognized in the statement of income.
(e) Derivatives and Hedge Accounting (2005)

Gains and losses arising from changes in fair value of a derivative are recognized as they arise in profit or loss unless the derivative is the hedging instrument in a qualifying hedge. The Group enters into two types of hedge relationship:
• hedges of changes in the fair value of a recognised asset or liability or firm commitment (fair value hedges); and
• hedges of the variability in cash flows from a recognised asset or liability or a forecast transaction (cash flow hedges).

U.S. GAAP principles are similar to EU GAAP. There are however differences in their detailed application.
The Group has chosen not to adopt hedge accounting for all derivatives held for non-trading purposes due to the operational cost of meeting the documentation and effectiveness requirements of SFAS133.
All derivative instruments (including certain derivative instruments embedded in other contracts) are recorded in the balance sheet as either an asset or liability measured at fair value with changes in fair value recognized in the statement of income.

EU GAAP	U.S. GAAP
(f) Treasury Shares (2004)
Treasury shares purchased by the Parent are recognized on the balance sheet as assets and carried at acquisition cost, while those purchased by subsidiaries are also recognized on the balance sheet as assets, but carried at fair value with unrealized gains and losses taken in the statement of income. Gains and losses on sales are recorded through earnings.	Treasury shares are classified as treasury stock and shown as a deduction from stockholders' equity at cost.
(g) Property Revaluation and Depreciation
Properties are recorded in the financial statements at original cost, adjusted in some circumstances for the application of specific monetary revaluation required by Italian law. As permitted by IFRS 1, valuation as at January 1, 2004, after the measurement at fair value of the land, is its deemed cost.	Revaluations of property are not permitted.
Depreciation is charged on properties based on the revalued amount.	Depreciation is charged on all properties based on historical cost.
(h) Employee Benefits
Pension Costs
EU GAAP requires pension liabilities to be assessed based on current actuarial assumptions and methods and pension assets to be measured at fair value. The net pension surplus or deficit, representing the difference between plan assets and liabilities, is recognized on the balance sheet. The Group also elects to record all the actuarial gains on losses on the pension surplus or deficit in the year they occur within the Statement of Recognized Income and Expenses.	U.S. GAAP requires a similar method of actuarial valuation for pension liabilities and measurement of plan assets at fair value. Where the accumulated benefit obligations (the value of benefits accrued based on employee service up to the balance sheet date) exceeds the value of plan assets, the Group recognizes and additional minimum pension liability equal to this excess, as long as the excess is greater than any accrual already established for unfunded pension costs.

U.S. GAAP does not permit recognition of all actuarial gains and losses in a performance statement other than the primary income statement. Under U.S. the Group elects to use the corridor method, whereby actuarial gains and losses outside a certain range are recognized in the income statement, in equal amounts over the remaining service lives of current employees. The range is equal to 10% of the greater of plan assets and plan liabilities. The remaining additional minimum pension liability is recognized directly in Other Comprehensive Income.

EU GAAP	U.S. GAAP
Employee Termination Indemnity

Employee termination indemnity relates to the Group's employees in its Italian operations. In accordance with Italian Severance Pay Statutes, the Group is registered to record an indemnity liability for severance of employment. Under EU GAAP this benefit is treated as a defined benefit plan and is accounted based on actuarial calculations.
Fair value of the liability is calculated as the present value of the vested benefit to which the employee is entitled but based on the employee's expected date of separation or retirement.
Under U.S. GAAP in accordance with EITF 88-1 the Group elected to record the employee termination indemnity at current value of the vested benefits to which the employee is entitled if the employee separates immediately.
Actuarial gains and losses arising on changes to the underlying assumptions that are incorporated into the calculation of defined the benefit plans are accounted for in a specific equity reserve.	The movements in the provision less any payment is recognized within the statement of income.
Stock Option Plans
Under EU GAAP stock-based compensation cost in measured at the grant date based on the value of the award and is recognized as expense over the vesting period. The Group, as permitted by IFRS 1 amended, has elected not to apply IFRS 2 "Share based payment" to stock options assigned before November 7, 2002 and to assignments after that date if they had already matured at January 2, 2005.	In 2004, the Group adopted the fair value recognition provisions of SFAS 123(R) using the modified prospective application. Under the fair value recognition provisions of SFAS 123(R), stock-based compensation cost is measured at the grant date based on the value of the award and is recognized as expense over the vesting period. In connection with the use of the modified prospective application, compensation expense recognized in 2004 equals the expense for the year that would have been recognized had the fair value recognition provisions of SFAS 123(R) been applied to all awards granted.
(i) Employee Termination Costs and Other Provisions
Under EU GAAP certain restructuring costs relating to voluntary employee termination are recognized when a restructuring plan has been announced.	Employee termination cost is recognized when the employee is eligible for the termination benefit and has accepted the termination offer.

Provisions are recorded when there is a probable present obligation to transfer economic benefits as a result of past events. The amount recognised as a provision is the best estimate of the expenditure required to settle the present obligation at the balance sheet date. The anticipated cash flows are discounted using a discount rate that reflects current market assessments of the time value of money and those risks specific to the liability if the effect is material.	Similar to EU GAAP, except that a provision is only discounted when the timing of the cash flows is fixed.

EU GAAP	U.S. GAAP
(j) Deferred Acquisition Costs and Actuarial Reserves
Life insurance products that are not classified as insurance contracts are accounted for under IAS 39 and acquisition costs expensed as incurred. Products with sufficient insurance risk to be classified as insurance contracts are accounted for under IFRS 4 and acquisition costs for new contracts are deferred and amortized over the useful life of the contracts.	Under U.S. GAAP, life insurance products are accounted depending on the nature of the underlying product and the level of insurance risk. This give rise to measurement and classification differences. Acquisition costs for new contracts are deferred and amortized over the useful life of the contracts.
(k) Deferred Taxes on Equity Reserves
Deferred taxes are not calculated on equity reserves generated by either domestic and foreign group companies regarding unremitted earnings or revaluation of assets if those reserves will not be distributed.	Deferred taxes are calculated on equity reserves generated by domestic group companies regarding unremitted earnings and revaluation of assets irrespective of whether they will be distributed. During 2003 a new tax law in Italy allows the Group to prepare consolidated tax returns, as a result the Group will not calculate deferred taxes on unremitted earnings generated after December 31, 2002.
(l) Investments in Associates
As permitted by IFRS 1 the Group did not retroactively apply IFRS 3, accordingly the previous accounting treatment under Italian GAAP was carried forward as of January 1, 2004. As a result part of the goodwill on acquisitions of investments in associates as part of business combinations recorded using the pooling of interest method prior to January 1, 2004 were charged directly to shareholders' equity.	Goodwill relating to business combinations prior to January 1, 2004 accounted under the pooling of interest method under Italian GAAP was accounted using the purchase method under U.S. GAAP.
From January 1, 2004 goodwill recognized in the IFRS balance sheet is not amortized but tested annually for impairment.
From January 1, 2002 goodwill is no longer amortized but reviewed at least annually for impairment. The difference in the carrying amount of the investments as at January 1, 2004 resulted in differences in impairment charges.

Recent accounting developments

Applicable developments in EU GAAP

        IFRS 7 ("Financial Instruments Disclosures") and an amendment to IAS 1 ("Presentation of Financial Statements") on capital disclosures were issued by the IASB in August 2005 for application in accounting periods beginning on or after 1st January 2007 and have been adopted by the European Commission.

        IFRS 7 "Financial Instruments: Disclosures' replaces IAS 30 "Disclosures in the Financial Statements of Banks and Similar Financial Institutions" and the disclosure provisions in IAS 32 "Financial Instruments: Disclosure and Presentation". IFRS 7 requires disclosure of the significance of financial instruments for an entity's financial position and performance and of qualitative and quantitative information about exposure to risks arising from financial instruments. The standard is effective for annual periods beginning on or after 1 January 2007. Earlier application is encouraged.

        Amendment "Capital Disclosures" to IAS 1 "Presentation of Financial Statements" requires disclosures about an entity's capital and the way it is managed. This amendment is also effective for annual periods beginning on or after 1 January 2007. Earlier application is encouraged.

        The IASB has also issued three amendments to IAS 39 "Financial Instruments: Recognition and Measurement". The first, "Cash Flow Hedge Accounting of Forecast Intragroup Transactions", published in April 2005, amends IAS 39 to permit the foreign currency risk of a highly probable forecast intragroup transaction to qualify as a hedged item in consolidated financial statements. The amendment is effective for annual periods beginning on or after 1 January 2006.

        The second, "The Fair Value Option", published in June 2005, places conditions on the option in IAS 39 to designate on initial recognition a financial asset or financial liability as at fair value through profit or loss. The amendment is effective for annual periods beginning on or after 1 January 2006. Earlier application is encouraged. The Group has adopted this amendment from 1 January 2005.

        The third, "Financial Guarantee Contracts", published in August 2005, amends IAS 39 and IFRS 4 "Insurance Contracts'. The amendments define a financial guarantee contract. They require such contracts to be recorded initially at fair value and subsequently at higher of the provision determined in accordance with IAS 37 "Provisions, Contingent Liabilities and Contingent Assets" and the amount initially recognized less amortization. The amendments are effective for annual periods beginning on or after 1 January 2006.

        In December 2005, the IASB issued amendments to IAS 21 "The Effects of Changes in Foreign Exchange Rates" to clarify that a monetary item can form part of the net investment in overseas operations regardless of the currency in which it is denominated and that the net investment in a foreign operation can include a loan from a fellow subsidiary. The amendments are effective immediately but have not been endorsed by the EU. The Group is reviewing IFRS 7 and the amendments to IAS 1 and IAS 21 and those to IAS 39 that it has not implemented, to determine their effect on its financial reporting and will be adopted by the Group for reporting in 2007. Consideration will be given early in 2006 to the implications, if any, of the following IFRIC interpretations issued during 2005 which first apply to accounting periods beginning on or after 1st January 2006:

  •
  Interpretation 4—Determining whether an arrangement contains a lease

  •
  Interpretation 5—Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds

  •
  Interpretation 6—Liabilities arising from Participating in a Specific Market—Waste Electrical and Electronic Equipment

  •
  Interpretation 7—Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies, first applies to accounting periods beginning on or after 1st March 2006. While this is unlikely to have any implications for the Group, if necessary, it will be applied from 1st January 2007.

Applicable developments in US GAAP

SFAS 153: Exchanges of non-monetary assets

        The FASB issued SFAS 153 Exchanges of Non-monetary Assets, an amendment of APB Opinion No. 29 in December 2004. SFAS 153 provides for a general exemption from fair value measurement for exchanges of non monetary assets that do not have commercial substance. The statement is effective for fiscal years beginning after June 15, 2005. Sanpaolo IMI will adopt the statement from January 1, 2006. The adoption is not expected to have a material impact on the Group's financial position or results of operations.

SFAS 154: Accounting changes and corrections of errors

        SFAS 154 was issued in May 2005 and is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. SFAS 154 provides guidance on the accounting changes (voluntary and those required by the issuance of an accounting pronouncement) and error corrections. APB Opinion No.20 previously required that most voluntary changes in accounting principles be recognized by including in net income in the period of change, the cumulative effect of changing to a new accounting principle. SFAS 154 establishes, unless impracticable, retrospective application of the direct effects of the change as the required method for reporting change in accounting principles in the absence of explicit transition requirements specific to the newly adopted accounting principle. The correction of an error in previously issued financial statements is not an accounting change although the reporting of an error correction involves adjustments to previously issued financial statements similar to those reporting an accounting change. Sanpaolo IMI will adopt the statement from January 1, 2006. This statement will become applicable to the Group if it either has to correct an error or change in accounting principle.

SFAS 155: Accounting for Certain Hybrid Financial Instruments

        In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments" (SFAS 155), an amendment to SFAS 140 and SFAS 133. SFAS 155 permits election to measure any hybrid financial instrument at fair value (with changes in fair value recognized in earnings) if the hybrid instruments contains an embedded derivative that would otherwise be required to be bifurcated and accounted for separately under SFAS 133. The election to measure the hybrid instrument at fair value is made on an instrument-by-instrument basis and is irreversible.

        The statement will be effective for all instruments acquired, issued, or subject to a remeasurement event occurring after the beginning of fiscal years that begin after September 15, 2006, with earlier adoption permitted as at the beginning of the Group's 2006 fiscal year. Sanpaolo IMI is assessing the impact of this change in accounting in its consolidated financial statements.

SFAS 156: Accounting for Servicing of Financial Assets

        In March 2006, the FASB issued SFAS No. 156 Accounting for Servicing of Financial Assets. SFAS 156 amends FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities. The statement requires entities to initially recognize servicing rights at fair value and subsequently measure them either at fair value or amortized cost. Subsequently, entities may elect to measure separately recognized servicing assets and liabilities using the current amortization method or at fair value, with changes in value recognized in current period earnings. The fair value election is irrevocable and must be applied on a class-by-class basis. Sanpaolo IMI is evaluating the potential impact of the fair value election, but otherwise plans to adopt the initial recognition provisions and the statement's other requirements as of January 1, 2006.

FSP FAS 115-1 and FAS 124-1 The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments

        This FSP was issued in November 2005, nullifies the guidance in EITF 03-1 The Meaning of Other-Than Temporary Impairment and Its Application to Certain Investments and addresses the determination as to when an investment is considered impaired, whether the impairment is other than temporary, and the measurement of any impairment loss. An investment is deemed impaired if the fair value of the investment is less than cost. This impairment is either temporary or other than temporary but not permanent. If the impairment is other than temporary, an impairment loss equal to the difference between the investment's cost and fair value is recognised. The fair value becomes the new cost base and is not adjusted for any recoveries in value. This FSP is applicable to the first reporting period beginning after 15 December 2005. Sanpaolo IMI will adopt this FSP from January 1, 2006. Adoption of this FSP is not expected to have a material impact on Sanpaolo IMI'S US GAAP financial statements.

Section 3—Net Income and Shareholders' Equity reconciliation between EU GAAP, IFRS as published by IASB and U.S. GAAP

        The following is a summary of the most significant adjustments to consolidated net income and to consolidated shareholders' equity which would be required if U.S. GAAP had been applied to the accompanying Consolidated Financial Statements.

Profit attributable to equity holders of the Parent

		Year ended December 31,
		2005	2004
		(millions of €)
	Profit attributable to equity holders of the Parent under EU GAAP	1,983	1,447
Section 1)	Macrohedge of Core Deposits	(35)	—
	Profit attributable to equity holders of the Parent under IFRS as published by IASB	1,948	1,447
a)	Business Combinations	(336)	(441)
b)	Investments in Debt, Equity Securities and Own Bonds	—	(299)
c)	Investments in Equity Securities	(32)	—
d)	Fair Value Option	(24)	—
e)	Derivatives and Hedge Accounting	(251)	(419)
f)	Treasury Shares	—	(58)
g)	Property Revaluation and Depreciation	13	50
h)	Employee Benefits	(5)	5
i)	Employee Termination Costs and Other Provision	(18)	(29)
j)	Deferred Acquisition Costs and Actuarial Reserves	39	40
l)	Investments in Associates	(16)	(106)
	Deferred Tax effect on US GAAP adjustments	274	369
	Minority interests effect on US GAAP adjustements	—	—

	Profit attributable to equity holders of the Parent under US GAAP	1,592	559

	Basic Earnings/Loss Per Share (in Euro)	0.85	0.31
	Diluted Earnings/Loss Per Share (in Euro)	0.85	0.30
	Comprehensive income:
	Profit attributable to equity holders of the Parent under US GAAP	1,592	559
	Gross change in unrealized gain/loss on available for sale securities	419	364
	Reclassification adjustments (for realized gains/losses on sales of available for sale securities previously included in comprehensive income)	(248)	(28)
	Change in foreign currency translation adjustments	—	—
	Amortization of cash flow hedge reclassified as earnings/costs (FAS 133)	7	4
	Cumulative effect of change in accounting principle, net of related tax effect	—	—
	Minimum liabilities (pension plans)	(46)	(8)
	Deferred tax on other comprehensive income	19	(101)

	Other comprehensive income	151	231

	Comprehensive income	1,743	790

Shareholders' equity attributable to equity holders of the Parent

		At December 31,
		2005	2004
		(millions of €)
	Shareholders' equity attributable to equity holders of the Parent under EU GAAP	13,483	12,308
Section 1)	Macrohedge of Core Deposits	(35)	—
	Shareholders' equity attributable to equity holders of the Parent under IFRS as published by IASB	13,448	12,308
a)	Business Combinations	5,170	5,506
b)	Investments in Debt, Equity Securities and Own Bonds	—	865
c)	Investments in Equity Securities	(330)	—
e)	Derivatives and Hedge Accounting	(3)	(466)
f)	Treasury Shares	—	(77)
g)	Property Revaluation and Depreciation	(775)	(786)
h)	Employee Benefits	222	(25)
i)	Employee Termination Costs and Other Provisions	(48)	(37)
j)	Deferred Acquisition Costs and Actuarial Reserves	95	(515)
k)	Deferred Tax on Equity Reserves	(430)	(430)
l)	Investments in Associates	68	84
	Deferred Tax effect on US GAAP adjustments	(537)	(577)
	Minority interests effect on U.S. GAAP adjustments	(56)	26

	Shareholders' equity attributable to equity holders of the Parent under U.S. GAAP	16,824	15,876

Section 4—Significant presentation differences between EU GAAP and U.S. GAAP

        In addition to the differences in valuation and income recognition principles disclosed in Section 1 and Section 2, other differences exist between EU GAAP and U.S. GAAP relating to the presentation of financial statements. These are only presentation difference and do not result in additional differences between EU GAAP and U.S. GAAP figures.

        The following is a summary of the significant classification differences between U.S. GAAP formats—as set forth in Regulation S-X of the Securities and Exchange Commission of the United States of America—and the formats required by the Italian Regulation (Bank of Italy Circular 262 of December 22, 2005). Furthermore, in Section 5 are reported the balance sheet and the statement of income in accordance with the format required by US GAAP. However, these statements are prepared on the basis of the financial information included in the Italian financial statements prepared in accordance with EU GAAP; hence before the US GAAP adjustments indicated in the table reported in Section 3.

Balance Sheet

Assets

  (A)
  The item "Cash and due from banks" is presented for Italian purpose under the caption "10 Cash and cash equivalents".

  (B)
  "20 Financial assets held for trading" and "80 Hedging derivatives" are reported under caption "Trading account asset" in the U.S. statement of income. Under EU GAAP such amounts are under separate captions.

  (C)
  Amounts under caption "30 Financial assets designated at fair value", for the portion related to the assets underlying insurance policies where the total risk is retained by the insured, are presented under "Assurance assets attributable to policyholders". The residual amount, related to debt securities with embedded derivatives, is reported under "Trading account assets".

  (D)
  "50 Held to maturity investments" is reported under caption "Investment securities" for U.S. GAAP format purposes.

  (E)
  "40 Available for sale financial assets" is reported under caption "Investment securities" in the U.S. format balance sheet, except for the portion related to non-marketable equity securities that is classified under caption "Investments in affiliated companies"

  (F)
  "100 Investments in associates and companies subject to joint control" is reported under caption "Investment in affiliated company" for U.S. GAAP format purposes.

  (G)
  The item "Interest-bearing deposits in other banks" is presented for Italian purposes under the caption "60 Loans to banks" for the portion related to the interest-bearing deposit due from banks.

  (H)
  The items "Federal funds sold and securities purchased under resale agreements or similar arrangements" to banks and other customers are presented for Italian purposes in captions "60 Loans to banks" and "70 Loans to customers", respectively.

  (I)
  Amounts under caption "60 Loans to banks", for the portion related to the medium and long term loan due from banks, and "70 Loans to customers", except those indicated in (G) and (H), are presented under "Loans, net of allowance loan losses" in the U.S. GAAP balance sheet.

  (J)
  Amounts under "110 Insurance reserves attributable to the reassures" are reported in caption "Assurance assets attributable to policyholders" for U.S. GAAP format purpose.

  (K)
  Amounts under "120 Tangible fixed assets" are shown under "Premises and equipment" in the U.S. balance sheet.

  (L)
  The following captions of the asset side of the EU GAAP balance sheet are presented under "Other assets" according to U.S. GAAP format: "130 Intangibles assets (including goodwill)", "140 Tax assets", "150 Non current assets and disposal groups classifies as held for sale" and "160 Other assets".

Liabilities

  (A)
  "Securities sold under repurchase agreements" to banks and other customers are presented for Italian purposes in captions "10 Due to banks" and "20 Due to customers", respectively.

  (B)
  Deposits to banks, customers and deposits in security form are presented for EU GAAP purposes respectively under captions "10 Due to banks", "20 Due to customers" and "30 Securities issued" while according to U.S. GAAP they are included under the separate caption "Deposits".

  (C)
  "Short-term borrowings" presented under caption "30 Securities issued" are reported in a separate caption in the U.S. GAAP balance sheet. They consist primarily of commercial paper.

  (D)
  Amounts under captions "10 Due to banks", "20 Due to customers" and "30 Securities issued", with maturity greater than one year are presented under the caption "Long term debt" in U.S. GAAP balance sheet.

  (E)
  The following captions of the Italian balance sheet are presented under "Other liabilities" according to U.S. GAAP format: "80 Tax liabilities", "100 Other liabilities", "110 Provision for employee termination indemnities" and "120 Provisions for risks and charges".

  (F)
  U.S. GAAP balance sheet caption "Other interest bearing liabilities" is reported for EU GAAP purposes under "20 Due to customers" (for the amounts not reported under U.S. captions previously described), "40 Financial liabilities held for trading", "60 Hedging derivatives", "70 Changes in fair value of liabilities in hedged portfolio", "90 Liabilities include in disposal groups classified as held for sale", and for the amounts related to certain structured securities issued by Banca IMI with characteristics similar to insurance policies under "50 Financial liabilities designated at fair value trough profit and loss".

  (G)
  "Insurance reserves" are presented for Italian purposes in caption "130 Technical reserves" and under "50 Financial liabilities designated at fair value through profit or loss" for the portion related to the amounts collected by the Group's Insurance companies trough the issuing of mainly financial policies against investments where the risks are borne wholly by the subscribers.

  (H)
  "210 Minority interest" is presented in caption "Minority interest in consolidated subsidiaries" and the amount under "190 Capital" is presented under caption "Capital stock".

  (I)
  Captions "140 Valuation reserves", "170 Reserves", "180 Share premium reserve", "200 Own shares" are presented under caption "Other stockholders' equity" under U.S. GAAP.

Statements of Income

  (A)
  "Interest earnings on deposits and loans to credit institutions", "Interest income on loans and leases to non-credit institutions", "Interest on investment securities", "Trading account interest" and "Net effect of off-balance sheet instruments (if positive)" are reported under caption "10 Interest income and similar revenues" in the Italian statement of income. Under U.S. GAAP such amounts are under separate captions.

  (B)
  The captions of U.S. statements of income "Interest expense on borrowings from credit institutions", "Interest expense on borrowings from non-credit institutions", "Interest expense on securities and commercial paper" and "Net effect of off-balance sheet instruments (if negative)" are presented under caption "20 Interest expenses and similar charges" according to EU GAAP.

  (C)
  "Net write-offs and provision for loan losses" are shown for Italian purposes under "130 a) Impairment losses/write-backs to loans".

  (D)
  The caption "70 Dividends and other revenues" in the Italian statements of income is reported in caption "Dividends" under U.S. GAAP.

  (E)
  "Commission and fees from fiduciary activities", "Commissions, brokers' fees and markups on securities underwriting and other securities activities" and "Fees for other customer services" shown as separate captions under U.S. GAAP are classified for EU GAAP purpose in caption "40 Commission income".

  (F)
  The caption "50 Commission expense" in the Italian statements of income is reported in caption "Other expense" under U.S. GAAP.

  (G)
  The following captions in the Italian statement of income are presented in caption "Profit or loss on transactions in securities in dealer trading account" under U.S. GAAP: "80 Profits (losses) on financial trading activities", "90 Fair value adjustments from hedge accounting" and "110 Profits (losses) on financial assets and liabilities designated at fair value".

  (H)
  The amounts shown in caption "Income or loss in affiliated, other companies and investments securities" under U.S. GAAP are presented in "100 b) Profit (loss) from sale or repurchase of available for sale", "240 Profits (losses) on investments in associates and companies subject to joint control" and "310 Profits (losses) from discontinued operation".

  I)
  The amount shown in caption "Premiums earned (net)" under U.S. GAAP format is reported under caption "150 Net insurance premiums" in the Italian statement of income.

  (J)
  "Other income related to insurance business" and "Other expenses related to insurance business" are reported under caption "160 Balance of other income (charges) arising on insurance activities" in the Italian statement of income. Under U.S. GAAP such amounts are under separate captions.

  (K)
  The caption "Goodwill impairment" in U.S. GAAP statements of income is reported in caption "260 Impairment of goodwill".

  (L)
  "Amortization of intangibles" are presented under caption "210 Net adjustments to intangible assets" in Italian statements of income.

  (M)
  "Salaries and employee benefits" are presented under caption "180 Administrative costs—a) personnel" in Italian statement of income. In the caption "Net occupancy expenses of premises" under U.S. GAAP are presented net costs of leasehold premises (e.g. rentals payable, costs of routine maintenance). They are shown under the caption in Italian statements of income: "180 Administrative costs—b) other".

  (N)
  In the caption "Net cost operation of premises and equipment expenses" under US GAAP are presented net costs of owned premises and equipment and leasehold equipment. They are recorded in different caption under Italian statement of income: "200 Net adjustments to tangible assets", "180 Administrative costs—b) other" and "270 Profit (losses) on disposal of investments".

  (O)
  "Income tax expense" is presented in the caption "290 Income taxes for the period" according to EU GAAP format.

  (P)
  "Minority interest in income of consolidated subsidiaries" is shown in caption "330 Profit (loss) for the period attributable to minority interests".

  (Q)
  The remaining amounts—not reported in the above illustrated items—are shown in "Other income" and "Other expenses" in the U.S. statement of income.

Section 5—Consolidated Financial Statements

        The following consolidated balance sheets and statements of income show the impact of applying U.S. GAAP presentation requirements to amounts determined under EU GAAP. The following tables do not reflect the U.S. GAAP adjustments indicated in table in Section 3 of Part M.

Consolidated Balance Sheet

	At December 31,
	2005	2004
	(millions of €)
ASSETS
Cash and due from banks	1,107	1,523
Interest-bearing deposits in other banks	3,030	9,180
Federal funds sold and securities purchased under resale agreements or similar arrangements	14,027	15,383
Trading account assets	25,723	26,248
Investment securities	31,424	16,319
Loans, net of allowance for loan losses	151,286	122,670
Premises and equipment	2,177	5,598
Investments in affiliated companies	1,934	3,713
Other assets	10,711	29,223
Assurance assets attributable to policyholders and other assets related to insurance business	21,839	22,849

Total Assets	263,258	252,706

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits	102,080	78,122
Short-term borrowings	6,299	7,643
Securities sold under repurchase agreement	17,373	20,177
Other interest bearing liabilities	17,354	6,615
Other liabilities	14,316	22,755
Long-term debt	47,689	66,055
Insurance reserves	44,431	38,857

Total Liabilities	249,542	240,224
Minority interest in consolidated subsidiaries	233	282
Other shareholders' equity	8,244	6,982
Capital stock	5,239	5,218

	13,716	12,482

Total Liabilities and Shareholders' Equity	263,258	252,706

Consolidated Statement of income

	Year Ended December, 31
	2005	2004
	(millions of €)
Interest income:
Interest earning deposits and loans to credit institutions	613	471
Interest income on loans and leases to non-credit institutions	5,999	5,815
Interest income on investment securities	877	640
Trading account interest	635	837

Total interest income	8,124	7,763
Interest expense:
Interest expense on borrowings from credit institutions	(912)	(731)
Interest expense on borrowings from non-credit institutions	(1,236)	(959)
Interest expense on securities and commercial paper	(1,638)	(1,642)

Total interest expense	(3,786)	(3,332)
Net effect of off-balance sheet investments	111	(220)

Net interest income	4,449	4,211
Net write-offs and provision for loan losses	(437)	(508)

Net interest income after provision for loan losses	4,012	3,703
Non interest income:
Dividends	100	82
Commissions and fees from fiduciary activities	1,467	1,575
Commissions/brokers fees/mark-ups securities underwriting and other securities activities	356	433
Fees from other customer services	2,123	2,172
Profit or loss on transactions in securities in dealer trading account	694	330
Equity in (loss) earnings of unconsolidated subsidiaries and associated companies	—	50
Income (loss) in affiliated, other companies and investments securities	381	254
Other income	474	506
Premiums earned (net)	3,599	—
Other income related to insurance business	17	202

Total non interest income	9,211	5,544
Non interest expense:
Salaries and employee benefits	(2,819)	(2,836)
Net occupancy expenses of premises	(210)	(221)
Goodwill impairment	(1)	(97)
Net cost operation of premises and equipment	(242)	(312)
Amortization of intangibles	(198)	(195)
Other expenses	(2,253)	(2,771)
Other expenses related to insurance business	(4,512)	(559)
Total non interest expense	(10,235)	(6,991)
Interest before income tax expense	2,988	2,256
Income tax expense	(948)	(754)

Net income before minority interest	2,040	1,502
Minority interest in income of consolidated subsidiaries	(57)	(55)

Net income after minority interest	1,983	1,447

Attachments

ATTACHMENTS TO THE CONSOLIDATED EXPLANATORY NOTES

INFORMATION ON TRANSITION TO INTERNATIONAL ACCOUNTING STANDARDS

RECONCILIATION STATEMENT OF SHAREHOLDERS' EQUITY AND NET PROFIT
FOR THE YEAR OF THE PARENT COMPANY AND OF CONSOLIDATED
SHAREHOLDERS' EQUITY AND NET PROFIT FOR THE YEAR

LIST OF EQUITY INVESTMENTS GREATER THAN 10% OF CAPITAL
IN UNLISTED COMPANIES AND LIMITED LIABILITY COMPANIES

INFORMATION ON TRANSITION TO THE INTERNATIONAL ACCOUNTING STANDARDS

Introduction

        The SANPAOLO IMI Group implemented first-time adoption of the international accounting standards in preparing its consolidated half year report as of June 30, 2005, in accordance with the optional provisions of art. 81 of the Issuers Regulations adopted by Consob Decision no. 11971 of May 14, 1999 and subsequent modifications and integrations.

        In addition, on November 15, 2005, the European Commission approved, with Regulation no. 1864, the updates to "IAS 39—Financial instruments: recognition and measurement", "IAS 32—Financial instruments: disclosure in the financial statements and in the additional information" and "IFRS 1—First-time adoption of the International Financial Reporting Standards", issued by the IASB in June and related to use of the so-called fair value option. The regulation expressly outlined the circumstances under which the subject valuation option may be used, specifying the circumstances and reasons that justify application.

        Following the aforementioned amendments to the accounting standards in force, it became necessary to review the consolidated IAS/IFRS accounting balances as of January 1, 2005 and, consequently, adjust the amounts regarding the reconciliation, at that date, from the Italian accounting standards to the international accounting standards. These data have already been published together with the 2005 half year report, in which the possibility of carrying out such a change was specifically mentioned.

        Very briefly, these adjustments resulted in the following:

  •
  reclassification of a part of financial assets designated as at fair value, with subsequent rearrangement of the securities portfolio in favor of those available-for-sale (839 million euro) and minimum impact (1 million euro), purely for redistribution purposes, in the offsetting entry to shareholders' equity reserves;

  •
  recognition, in accordance with the fair value option, of amounts previously subjected to a different accounting treatment. In particular, the effect of the said adjustments resulted in the partial reallocation of bond issues and amounts due to customers in favor of financial liabilities recorded as at fair value (2,136 million euro) and financial dealing liabilities (2,318 million euro), in addition to recognition, once again under a separate caption, of items otherwise calculated to offset liabilities (27 million euro).

        This attachment to the annual report provides information regarding the transition to the IAS/IFRS as required by IFRS 1 "First-time adoption of the International Financial Reporting Standards", integrating the contents of the reconciliation statements following the above-mentioned regulatory update.

        The information on the transition is provided according to the scheme set out below:

        Accounting principles for transition to the IAS/IFRS.    Describes the accounting policies applied for adoption of the new accounting standards, as well as any exemptions and exceptions to the general transition rule used by the Group for first-time adoption of the IAS/IFRS.

        Reconciliation statements and notes.    Provides the relative reconciliation statements of shareholders' equity as of January 1, 2004, December 31, 2004 and January 1, 2005, as well as of the statement of income for the 2004 financial year (so-called summary reconciliations). The reconciliations of the financial position as of December 31, 2004 and January 1, 2005 and of the economic results for 2004 are also provided on a line-by-line basis, following the financial statement layouts (so-called analytical reconciliation), for a better understanding of the comparatives included in the 2005 financial statements. Finally, the reconciliation statements are accompanied by explanatory notes.

        Net interest margin.    The difference pertains to the notional financial charges relating to social security liabilities and funds, which are recognized at their net present value under IAS/IFRS. The discounting of the aggregate matured liabilities, both relating to employees and potential liabilities for other risks and charges, require the recognition in the income statement of the interest expenses from adjustments in the value of the corresponding funds on a year-by-year basis.

        Personnel costs.    The negative effect is due to the net provisions to the TFR personnel fund. In fact, IFRS prescribe a different treatment for the determination of and timing of the maturity of liabilities relating to obligations towards employees. The provisions are determined on the basis of the existing population but with reference to the probable working life expectancy whereas the corresponding liability should be subject to discounting. On the other hand, the national accounting standards (Italian GAAP) which were in force before the IFRS, required a provision only for the matured obligations up to the recording date, measured at nominal value.

        Value adjustments on tangible assets.    Relate to the reversal of amortizations accounted for on an Italian GAAP basis, on goodwill existing in 2004 which is no longer recognized under IFRS. In this regard, for the purposes of IFRS, goodwill forms part of intangible assets with an indefinite useful life and is no longer subject to the systematic amortization but has to be subjected to periodical impairment tests, at least annually.

        Return on investments.    Also related to the reversal of amortizations accounted for in 2004 on goodwill pertaining to companies consolidated using the Net Equity method. In this case, the same explanation provided for the value adjustment on tangible assets applies.

Transition to the IAS/IFRS accounting standards

        The general accounting principle set out in IFRS 1 for first-time adoption of IAS/IFRS provides for the restatement of all balance sheet balances at the date of transition, such date being January 1, 2004, by applying international accounting standards used for the preparation of the first IAS-compliant financial statements retrospectively, as if they had always been in force.

        The adjustments deriving from the retrospective application of international accounting standards at the date of transition are charged directly to shareholders' equity.

        As an exception to the above, IFRS 1 allows the date of transition for first-time adoption of IAS 32 and 39 (financial instruments) and of IFRS 4 (insurance contracts) to be set at January 1, 2005. The Group has chosen this option: therefore, in the prior year financial statements, the captions relating to financial instruments and insurance contracts reflect the accounting principles in force before the new rules, taking into account however, the effect of extending the line by line consolidation to include subsidiaries which were previously excluded (the so-called mix model). IFRS 1 also provides some exemptions to the retrospective application of international accounting principles.

        The following is a list of exemptions that the SANPAOLO IMI Group availed itself of in the first time adoption of IAS/IFRS.

  •
  Business combinations: the SANPAOLO IMI Group did not apply IFRS 3 retrospectively to business combinations that occurred before January 1, 2004. Therefore, on transition to IAS/IFRS, the goodwill included in the financial statements is based on amounts recorded on the basis of the accounting rules previously in force.

  •
  Restatement of the book value of tangible assets to fair value instead of cost: the SANPAOLO IMI Group has opted to state, at the transition date of January 1, 2004, tangible assets at historical cost as adjusted by past revaluations made on the basis of special laws. Land and works of art, on the other hand, have been recorded at fair value as their deemed cost, based on an appraisal made by an independent expert.

  •
  Employee benefits: for the purpose of valuing termination indemnities and other defined-benefit funds, the Group has chosen not to apply the so-called "corridor method" retrospectively, as provided by IAS 19 "Employee benefits", since, under certain conditions (see Explanatory Notes—Part A "Accounting policies"—section 11) it is not necessary to recognize part of the actuarial gains and losses. Therefore the actuarial gains and losses for periods prior to January 1, 2004 have been wholly recognized on transition.

  •
  Allocation of financial instruments booked in prior years: for the purposes of classification, the date of purchase of financial instruments designated at fair value or available for sale is deemed to be the date of transition to IAS 39 (January 1, 2005).

  •
  Share based payments: the Group has elected not to apply IFRS 2 "Share based payment" to stock options assigned before November 7, 2002 and to assignments after that date if they had already matured at January 1, 2005.

Reconciliation statements and notes

        The explanatory notes are provided with the reconciliation statements, at the relevant dates, between the consolidated results prepared on the basis of Italian accounting principles (known as Italian GAAP) and those restated applying international accounting standards, with the exception of IAS 32 and 39 and IFRS 4 for dates prior to January 1, 2005. Additional reconciliation statements provided are those relating to shareholders' equity as of January 1, 2004, December 31, 2004 and January 1, 2005, together with the statement of income for 2004 fiscal year.

        In order to allow a better understanding of the method of restating comparative results included in the financial statements, reconciliation statements are also provided for the individual captions of the balance sheet as of December 31, 2004 and January 1, 2005 and of the statement of income for 2004.

        Following the introduction of the new international accounting standards or in the event of modifications to or different interpretation of the principles already applied, the values carried in the reconciliation statements may change before the 2005 consolidated financial statements are published.

        The reconciliation of shareholders' equity as of January 1, 2004, December 31, 2004 and January 1, 2005 and of the statement of income as of December 31, 2004 are subject to audit by an independent auditors in accordance with the provisions of Consob Communication n. 5025723 dated April 15, 2005.

Table 1    Summary reconciliation of consolidated shareholders' equity according to IFRS 1

		January 1, 2004 (*)	December 31, 2004 (*)	January 1, 2005 (**)	Effect of adopting the Fair Value Option (***)	January 1, 2005 (****)
		(€/mil)
Consolidated shareholders' equity according to Italian GAAP		11,266	11,980	11,980		11,980
—Group		10,995	11,804	11,804		11,804
—minority interests		271	176	176		176
20.	Investments held for trading	n.a.	n.a.	317		317
30.	Financial assets evaluated at fair value	n.a.	n.a.	76	(1)	75
40.	Available for sale investments	n.a.	n.a.	932	1	933
60.	Loans to banks	n.a.	n.a.	2		2
70.	Loans to customers	n.a.	n.a.	794		794
80.	Hedging derivatives (positive value)	n.a.	n.a.	747		747
100.	Equity investments	—	19	19		19
120.	Tangible assets	475	471	471		471
130.	Intangible assets	10	111	111		111
140./ 80.	Tax assets/liabilities	(227)	(248)	(86)		(86)
160./100.	Other assets/liabilities	31	56	(607)		(607)
10.	Due from banks	n.a.	n.a.	(3)		(3)
30.	Securities issued	n.a.	n.a.	(1,035)		(1,035)
40.	Financial liabilities held for trading	n.a.	n.a.	(406)		(406)
60.	Hedging derivatives (negative value)	n.a.	n.a.	(783)		(783)
70.	Value adjustment of financial liabilities subject to macrohedging	n.a.	n.a.	(18)		(18)
110.	Provisions for employee termination indemnities	17	4	4		4
120.	Provisions for risks and charges	180	135	51		51
130.	Technical reserves	n.a.	n.a.	(389)		(389)
210.	Changes in the area of consolidation—Minority interest	59	62	62		62
Total adjustments for IAS/IFRS		545	610	259	—	259
Consolidated shareholders' equity according to IAS/IFRS		11,811	12,590	12,239		12,239
—Group		11,435	12,308	12,035		12,035
—minority interests		376	282	204		204

(*)
Excluding IAS 32 and 39 and IFRS 4.

(**)
Including IAS 32 and 39 and IFRS 4.

(***)
Regulation 1864/2005 implemented prevailing IASB guidelines on Fair Value Options in the EU area.

(****)
After adoption of Reg. 1864/2005 "Fair Value Option".

Table 2    Summary reconciliation of the consolidated net income according to IFRS 1(*)

			2004 (**)
			(€/mil)
Net income applying Italian GAAP			1,441
—pertaining to the Group			1,393
—minority interests			48
30.		Net interest income	(27)
60.		Net commissions	(3)
180 a	)	Personnel costs	(15)
180 b	)	Other administrative costs	(7)
190.		Net provisions for risk and charges	(1)
200.		Net adjustments to tangible assets	(4)
210.		Net adjustments to intangible assets	104
220.		Other operating charge/income	1
240.		Profits (losses) on investments in associates and companies subject to joint control	25
270.		Profits (losses) on disposal of investments	(1)
290.		Income taxes for the period	(18)
330.		Profits (loss) for the period attributable to minority interests	7
		Total adjustments for IAS/IFRS	61
Net income applying IAS/IFRS			1502
—pertaining to the Group			1447
—minority interests			55

(*)
The amounts shown in the table do not reflect the overall effect on single income captions affected by the reconciliation since they do not take into account the reclassifications between captions through the application of new accounting standards and the extension of the area of consolidation.

(**)
Excluding IAS 32 and 39 and IFRS 4.

Notes to the reconciliations

        The "summary reconciliation statements" (Tables 1 and 2) show, for each caption of the new financial statements, the effects of the change before taxation, which are shown altogether under a separate caption.

        "Financial assets held for trading".    The securities portfolio, separately identified according to Italian GAAP as "dealing" and "investment", has been reclassified as of January 1, 2005 by the Parent Bank and its subsidiaries, to the categories provided by IASB in line with prevailing management and operating guidelines and, in any case, with the objectives of the Group. The Group has classified under "Dealing transactions" those securities held in its trading desk portfolios which are generally traded very frequently or expected to be disposed of in the short term as well as derivatives held for dealing. Furthermore, IAS 39 rules governing hedging transactions have led to the de-recognition of a significant portion of hedging transactions previously carried out in the portfolio. The inclusion under "financial assets held for trading" of derivatives which, at January 1, 2005, could not be classified as hedging transactions and their consequent valuation at fair value, gave rise to a write-up adjustment to assets of 455 million euro, of which 206 million euro refer to options that already hedged optional components of structured deposits. To partially compensate the aforementioned adjustments to derivatives, the total adjustment shown in the reconciliation statements includes the elimination of own shares of the Parent Bank (61 million euro) and of individual subsidiaries (57 million euro), as well as lower amounts for: (i) the adjustment to fair value of securities previously valued at cost; (ii) the effect of recalculating the fair value of dealing derivatives in order to reflect the valuation models, taking into account the credit worthiness of the counterparties and other specifications provided for by international accounting standards.

        Financial assets designated as at fair value.    The Banking Group has made limited use of the designation at fair value (known as fair value option) for financial instruments, restricting it mainly to account for its portfolio of structured securities, whereas it has been used extensively by its insurance subsidiaries in respect of securities to cover policies where the investment risk is borne by the insured. Ideally, the exposure of the Group to such securities is compensated by offsetting the policies against the relevant liabilities designated at fair value.

        Available for sale financial assets.    Upon first-time adoption of international accounting standards, those debt securities which could not be classified under any other portfolio have been included under available for sale financial assets, together with all equity investments that do not fall under the subsidiary, affiliated or joint-control category. Only where valuations were not reliable—taking into account, among other things, the specific characteristics of the issuer, that is, the significant spread in the ranges of value resulting from the application of the valuation models, or rather, the lack of information useful to applying valuation models given the scarse importance of the shareholding—were securities still carried at cost. The most significant investments still carried at cost are investments in Banca d'Italia, Borsa Italiana, Hutchison 3G Italia and Credito Sportivo. The positive adjustment refers to the fair value of securities already valued at cost, offset against a specific valuation reserve included under shareholders' equity. The valuation reserve relating to available for sale investments, included under shareholders' equity, was not adjusted for taxation since, according to IAS/IFRS, investments maintain current tax exemptions (participation exemption regime).

        The balance sheet adjustment of 583 million euro refers in particular to the fair value adjustment made to debt securities of the insurance sector, against high risk insurance policies. The relevant valuation reserve relating to available for sale investments, included under shareholders' equity, is partially compensated by recording a valuation reserve but with opposite sign, calculated on the insurance liabilities (mathematical reserves) according to the option given by IFRS 4, to take advantage of "shadow accounting" for the portion of income due to policy underwriters.

        Held-to-maturity investments.    The investment portfolio has been recalculated due to stricter constraints being imposed by the international accounting standards on "held-to-maturity investments", by reclassifying those securities that had been previously classified as "available for sale investments". No adjustments were made to those values already booked according to Italian accounting principles.

        Loans to banks.    Only inter-bank placements are classified in this caption, with the exclusion therefore of debt securities. The adjustment of two million euro refers to an adjustment to the value of hedged transactions.

        Loans to customers.    In addition to non-securitized loans to customers, the IAS/IFRS loan portfolio (loans and receivables) also comprises unquoted securities arising from the restructuring of exposures or purchased upon subscription or assignment of corporate customers. As regards the discounting of doubtful loans, the SANPAOLO IMI Group has adopted the net present value criteria set by IAS/IFRS for doubtful loans since 1998, the year in which its shares were quoted on the US market. Therefore, the value of equity at transition has been changed only in respect of the adjustment of hedged loans (+640 million euro) and the improvement of the application of "amortized cost" in accordance with IAS/IFRS. More specifically, as regards this last point, equity was reduced by 34 million euro (21 million net of its tax effect) due to an adjustment to the value of non-interest bearing loans granted by GEST Line, the tax collection subsidiary company, to the various entities on behalf of which it carries out its collection activity. The adjustment was made to take into account the discounting at effective interest rates, compared to the expected average collection period. This adjustment reflects also the 167 million euro increase in loans due to the separate accounting of the commitment incorporated in the FIAT convertible facility under derivative liabilities (dealing).

        Hedging derivatives.    This caption comprises derivatives which were already classified as hedging instruments in the financial statements prepared in accordance with Italian accounting principles and which, at January 1, 2005 could be considered as such according to IFRS 1 transition rules. The adjustment to shareholders' equity (+747 million euro) reflects the adjustment to fair value of such derivatives and is substantially compensated by the adjustment to fair value of the underlying hedged items.

        Investments carried at net equity.    This caption includes both the valuation to net equity of investments in affiliated companies and the positive differences in shareholders' equity which are carried under a separate caption in the financial statements prepared according to Italian accounting principles. The 2004 adjustments relate to the write-back of the 2004 amortization charge on such differences since IFRS 3 does not provide for the systematic amortization of goodwill with effect from January 1, 2004. The write-back of 2004 amortization has a positive effect on the economic result for 2004, due to the increase in profit of companies carried at equity.

        Tangible assets.    Tangible assets included in the financial statements prepared in accordance with Italian accounting principles have been reclassified to this caption which, for the first time, includes also leasehold property where the related entry is included under financial liabilities. The increase in shareholders' equity relates mainly to the fair value adjustment (+366 million euro) of land in the real estate portfolio, made on the basis of appraisals carried out by independent experts. This fair value represents the new book value that replaces cost. Works of art are also subject to adjustment to fair value (+42 million euro) as a replacement of cost, again based on appraisals carried out by independent experts. Since they are considered to be assets not subject to amortization, previous amortization charges (made on the basis of Italian accounting principles) have been reversed (+19 million euro). In the statement of income, the higher "adjustments to the value of tangible fixed assets" refer mainly to amortization of leasehold property, which previously had not been included.

        Intangible assets.    This caption reflects the reversal of long-term charges and other intangible assets which, according to IAS/IFRS, can no longer be capitalized. Furthermore, amortization of internally-developed software has been recalculated according to criteria approved under the IAS/IFRS principles.

        In particular, this caption includes goodwill arising on the line by line consolidation and on the purchase of business branches. Following the adoption of IAS/IFRS, goodwill is considered as an asset with an indefinite economic life and as such it can no longer be systematically amortized (as required, on the contrary, by Italian accounting principles). Goodwill must be reviewed annually for impairment (impairment test) and, if necessary, written down to reflect any "permanent loss in value". The SANPAOLO IMI Group carried out an impairment test on goodwill recorded as of January 1, 2004 and December 31, 2004 which revealed no losses in value compared to the amounts reported in the financial statements. As already noted, no other adjustments were made to goodwill given that the Group decided not to adopt IFRS 3 to business combinations retrospectively. The write-up adjustment made to the caption refers to the reversal of 2004 amortization charges and reflects positively on the result for 2004, under the caption "adjustments to intangible assets".

        Tax assets and liabilities.    The amounts shown relate to deferred taxation on taxable and deductible temporary differences arisen by applying the international accounting standards to other balance sheet items.

        Other assets and liabilities.    This caption covers Group assets and liabilities not reported in other captions of the financial statement. The more important adjustments refer to the reporting in assets of the deferrals of placement commission expenses paid to companies outside the Group (129 million) for the placement of policies issued by the insurance business, and in liabilities of the corresponding deferrals of positive commissions collected by the underwriters on the issue of those policies (380 million). These amounts will be reported in the statement of income on a straight line basis for the life of the underlying products. Moreover, purchase commitments were subscribed for controlled investments to the sum of 83 million, liabilities were eliminated for dividends attributable to the minority interests of subsidiaries (42 million euro at January 1, 2004 and at December 31, 2004/January 1, 2005) and already recorded in other liabilities in accordance with national accounting standards, and deferred assets and liabilities were eliminated in relation to hedged derivatives closed in previous years.

        Due to banks.    This caption comprises all amounts due to banks at their "amortized cost". The adjustment of three million euro refers to an adjustment to the value of hedge accounting positions.

        Securities issued.    On the basis of Italian accounting principles, own securities issued and then repurchased on the market for trading are considered as assets to be included in the financial statements. On the other hand, IAS/IFRS require such securities to be cancelled on repurchase. In accordance with IAS 39, own debt securities have been cancelled against the corresponding liability caption "Debt securities issued"; the excess value of the amount already recorded under assets over the corresponding liability resulted in a negative adjustment to opening shareholders' equity, due to the higher carrying value of the securities portfolio compared to the amortized value of the relevant collected amount.

        Upon transition to IAS/IFRS, deposits of structured securities were recorded by retrospectively applying "split accounting" whereby both the embedded derivative and the host contract are initially recorded separately at fair value, and at a later stage, the derivative is recorded at fair value and the host contract at amortized cost as adjusted to take into account any relevant hedges. The fair values (of embedded derivatives and of the host contracts) that are initially recorded, unless significantly different from their related market value, must be equal to the amounts collected. This accounting method, provided for in the international accounting standards, resulted in allocating total issue costs and income over the life of the product by recording the host contract at amortized cost and writing off any day-one profit recorded in the previous financial statements prepared according to Italian accounting principles. The adjustment includes 234 million euro relating to the recording of the host contracts at amortized cost after deducting the relevant derivatives and 525 million euro relating to the recording of hedges on deposits represented by securities.

        Financial liabilities held for trading.    This caption comprises those dealing derivatives with a negative fair value. The adjustment refers to the negative value of 766 million euro of derivatives previously classified as hedges and reclassified as dealing at the date of transition as well as to the positive value of 359 million euro for options sold which were embedded in the structured deposits and accounted for separately from the host contract (split accounting).

        Hedging derivatives—liabilities.    This caption comprises only derivatives with a negative fair value which were already qualified as hedges in the financial statements prepared in accordance with Italian accounting principles and which, at January 1, 2005 could be considered as hedges according to IFRS 1 transition rules. The adjustment to equity (-783 million euro) is basically compensated by the adjustment to fair value of the underlying hedged items.

        Changes in fair value of liabilities in hedged portfolios.    The adjustment refers to an adjustment to the value of portfolios of financial liabilities exposed to interest rate risk to take into account the related hedges.

        Provisions for employee termination indemnities.    IAS/IFRS provide for a different accrual principle for liabilities matured in respect of obligations to employees. Accruals are calculated on the basis of the existing workforce taking into account the expected length of service, and the total liability matured must be subject to actuarial calculations. For IAS/IFRS purposes the specific accounting treatment of the accruals in accordance with Art. 2120 of the Civil Code is still subject to discussion by the accounting profession. In line with prevailing doctrine, the Group has chosen to evaluate the above liability towards its workforce according to the provisions of IAS 19 "Employee benefits" as regards defined benefit pension funds. As a result of the above decision, the commitment has been subject to valuation by an independent actuary. The accrual at January 1, 2004 was made taking into account also all prior year actuarial losses and gains as permitted by the transition provisions.

        The Group has chosen to accrue all such losses and gains by adopting the so-called "corridor accounting". The 2004 statement of income benefited from the positive effect of lower accruals recorded in personnel costs.

        Provisions and reserves.    provisions and reserves include provisions for employees specifically required by IAS 19 "Employee benefits" and, especially, accruals for commitments to make good the technical deficit in the defined benefit pension funds.

        As regards the latter, estimates already made by an independent actuary for the purposes of the financial statements prepared in accordance with Italian accounting principles, have been adjusted to take into consideration the "projected unit credit method" and other requirements set out in the aforementioned international accounting principle. With regard to potential liabilities other than those linked to a working relationship, the IAS/IFRS provide that they be recorded at the present value payable when due; this differs from Italian accounting principles which provide for the full accrual of the potential liability. Therefore the relevant accruals have been reduced to take into account the cost of money by discounting the expected future cash outflows. Lastly, those provisions which did not satisfy the stricter requirements of IAS 37 in respect of accruals have been wholly eliminated. In accordance with international accounting standards, the statement of income for the 2004 financial year has been adjusted by a charge for interest payable calculated on the amounts accrued.

        Technical reserves.    In brief, Italian accounting principles for insurance products provide that:

    the amounts collected for the issue of insurance products must be recorded directly in the statement of income as "insurance premiums";

    in respect of these premiums, insurance companies accrue the expected amounts payable to the insured in appropriate "technical reserves";

    in the statement of income, the difference between the premiums recorded under income and the accruals to reserves recorded under costs represent the margin earned by insurance companies in the statement of income.

        On the other hand, IAS/IFRS distinguish products mostly on the basis of their economic content, which can be financial or insurance related. In this way, products issued by insurance companies must be entered either as financial or insurance instruments, depending on the type of risks associated with them.

        The products characterized mostly by insurance risks follow IFRS 4 rules, which basically refer to the accounting principles; on the other hand, products of a financial nature are accounted for in accordance with IAS 39 "financial instruments".

        Therefore, technical reserves relating to products which also under IAS/IFRS provisions are classified as insurance products, have been accounted for in accordance with Italian accounting principles and, in accordance with IAS 39, adjusted to take into account the different valuation of the relevant investments made. In particular, the Group has chosen to avail itself of "shadow accounting", whereby insurance liabilities are adjusted by way of an entry to a valuation reserve under shareholders' equity which mirrors the recording of the related available for sale investments. It should be noted that the reserves for policies with a significant financial content have been reclassified as financial liabilities.

        Changes in the area of consolidation—minority interests.    Under international accounting standards, all subsidiaries are consolidated on a line by line basis, and therefore, in the specific case of the SANPAOLO IMI Group, also the entire insurance sector, which was previously included in the consolidated accounts using the equity method. This change has not affected the Group shareholders' equity in any way; however, the inclusion of investments consolidated on a proportional basis or carried at equity in the consolidation area of the consolidated financial statements prepared on a line by line basis, in accordance with Italian accounting principles, has affected minority interest. The greater amount shown refers mainly to the line by line consolidation of Banca Koper which was previously consolidated using the proportional method.

RECONCILIATION STATEMENT OF INDIVIDUAL SHAREHOLDERS' EQUITY AND NET PROFIT FOR THE YEAR AND CONSOLIDATED SHAREHOLDERS' EQUITY AND NET PROFIT FOR THE YEAR 2005

	Net profit	Capital and reserves	Total
	(€/mil)
PARENT COMPANY FINANCIAL STATEMENTS	1,165	9,730	10,895
Balance from subsidiaries consolidated by the line-by-line method	2,048	17,005	19,053
Consolidation adjustments:
—book value of investments consolidated by the line-by-line method	—	(15,390)	(15,390)
—dividends of consolidated companies	(1,113)	1,113	—
—elimination of goodwill arising on consolidation	—	(914)	(914)
—reversal of profits from disposal of available for sale equities	(55)	55	—
—evaluation of investments carried at equity	56	(39)	17
—minority interests	(57)	(176)	(233)
—elimination of write-downs of investments evaluated at equity	—	108	108
—reversal of disposals of infra-group branches	(32)	—	(32)
—tax benefits arising on the merger of Banco Napoli	—	226	226
—debts to minority interests	—	(151)	(151)
—securities placement and infra-group policy	(26)	(98)	(124)
—other adjustments	(3)	31	28
CONSOLIDATED FINANCIAL STATEMENTS	1,983	11,500	13,483

        PROSPECTUS OF SHARES OWNED AS AT 31 DECEMBER 2005 GREATER THAN 10% OF CAPITAL REPRESENTED BY SHARES WITH VOTING RIGHTS IN UNLISTED COMPANIES OR FROM SHARES IN LIMITED LIABILITY COMPANIES (PURSUANT TO ART. 126 OF CONSOB DECISION NO. 11971 OF 14 MAY 1999)(1)

Name	Investor	Share %
Agricola del Varano S.r.l.	Cassa di Risparmio Padova e Rovigo	26.58
Alilaguna S.r.l.	Cassa di Risparmio Venezia	80.00
Ama International S.p.A.	FIN. OPI	14.97
Associazione Nazionale per l'Enciclopedia della Banca e della Borsa	Sanpaolo IMI	12.11
	Banca Fideuram	0.35
		12.46
Banca d'Italia	Sanpaolo IMI	8.33
	Cassa di Risparmio Bologna	6.20
	Cassa di Risparmio Padova e Rovigo	1.20
	Cassa di Risparmio Venezia	0.88
	Friulcassa	0.62
		17.23
Banco del Desarrollo S.A.	Sanpaolo IMI	15.71
Banque Espirito Santo et de la Venetie S.A.	Sanpaolo IMI	18.00
Banque Galliere S.A. (in liq.)	Cassa di Risparmio Bologna	17.50
Beato Edoardo Materiali Ferrosi S.r.l.	Cassa di Risparmio Padova e Rovigo	50.00
	Cassa di Risparmio Venezia	50.00
		100.00
Biessefin S.p.A. (in liq.)	Sanpaolo IMI	36.10
Bipielle Riscossioni S.p.A.	Sanpaolo IMI	11.20
Borsa Italiana S.p.A.	Banca IMI	7.94
	Sanpaolo IMI	5.37
	Sanpaolo Bank	0.43
		13.74
Calitri Denim Industries S.p.A. (bankrupt)	Isveimer (in liq.)	14.29
Celeasing S.r.l.	Sanpaolo IMI	100.00
Cen.Ser. Centro Servizi S.p.A.	Cassa di Risparmio Padova e Rovigo	11.60
Centradia Limited (in liq.)	Centradia Goup (in liq.)	100.00
Centradia Services Ltd (in liq.)	Centradia Goup (in liq.)	100.00
Centrale dei Bilanci S.r.l.	Sanpaolo IMI	12.60
Centro Agroalimentare di Napoli Scpa	Sanpaolo IMI	12.56
Centro Factoring S.p.A.	Sanpaolo IMI	10.81
Centro Leasing S.p.A.	Sanpaolo IMI	12.33
Cimos International d.d.	Banka Koper	13.55
Dorado — Cigs S.r.l.	Cassa di Risparmio Bologna	25.00
Dulevo S.p.A. (bankrupt)	Sanpaolo IMI	16.29
Elvetia Edile S.r.l.	Sanpaolo IMI	100.00
Emporium S.r.l.	Cassa di Risparmio Padova e Rovigo	51.27
Equipe Investments S.p.A.	Cassa di Risparmio Padova e Rovigo	100.00
Esatto S.p.A.	GEST Line	16.33

Name	Investor	Share %
Esped Spedizioni S.r.l.	Cassa di Risparmio Padova e Rovigo	29.80
Evoluzione 94 S.p.A.	Sanpaolo IMI	5.99
	Cassa di Risparmio Bologna	2.55
	Friulcassa	1.97
		10.51
Fides S.p.A. (bankrupt)	Isveimer (in liq.)	20.00
Fin.Ser. S.p.A.	Cassa di Risparmio Padova e Rovigo	15.00
Fin. Tess. S.p.A.	Cassa di Risparmio Padova e Rovigo	98.00
Fonti di Gaverina	Sanpaolo IMI	60.64
Gerard H Polderman S.r.l.	Cassa di Risparmio Padova e Rovigo	100.00
Giraglia Immobiliare S.p.A.	Sanpaolo IMI	17.15
Guiness Peat Aviation ATR Ltd	Sanpaolo IMI Bank Ireland	12.50
I Guardi S.r.l.	Cassa di Risparmio Venezia	56.00
IAM Piaggio S.p.A. (in liq.)	Sanpaolo IMI	9.68
	Banca Fideuram	3.74
		13.42
Idra Partecipazioni S.p.A. (in liq.)	Ldv Holding	11.56
Immobiliare dell'Isola Cattaneo S.p.A.	Sanpaolo IMI	48.57
Immobiliare Femar S.p.A.	Cassa di Risparmio Padova e Rovigo	38.57
Immobiliare Peonia Rosa S.r.l.	Sanpaolo IMI	57.00
Immobiliare Santa Caterina S.r.l.	Sanpaolo Banco di Napoli	100.00
Impianti S.r.l. (in liq.)	Sanpaolo IMI	14.16
Inkuitalia S.p.A.	Friulcassa	65.00
Integrated Shipping Company	Sanpaolo IMI	100.00
Istituto per il Credito Sportivo	Sanpaolo IMI	10.81
Isveimer S.p.A. (in liq.)	Sanpaolo IMI	65.22
	Banca Popolare dell'Adriatico	0.17
		65.39
Ittica Ugento S.p.A.	Sanpaolo Banco di Napoli	26.96
IXIS Asset Management Group S.A.	Sanpaolo IMI	12.00
Kall Kwik Italia S.p.A. (in liq.)	Sanpaolo Leasint	15.00
Kish Receivables Co.	Tobuk	20.83
La Compagnia Finanziaria S.p.A.	Sanpaolo IMI	12.09
Leiballi Carni S.p.A.	Cassa di Risparmio Padova e Rovigo	33.33
Marche Capital S.p.A.	Banca Popolare dell'Adriatico	11.99
Mirano Costruzioni S.r.l.	Cassa di Risparmio Venezia	100.00
Pdp Box Doccia S.p.A.	Cassa di Risparmio Padova e Rovigo	80.00
Pila 2000 S.p.A.	Cassa di Risparmio Padova e Rovigo	37.19
Praxis Calcolo S.p.A.	Ldv Holding	14.52
	Sanpaolo IMI Private Equity	0.29
		14.81
Primorske Novice d.o.o.	Banka Koper	17.12
Print S.r.l.	Banca Popolare dell'Adriatico	100.00
Razvojni Center Mal. Gospod. D.o.o.	Banka Koper	19.53

Name	Investor	Share %
Sago S.p.A. (2)	Sanpaolo IMI	26.67
SI Holding S.p.A.	Sanpaolo IMI	11.16
Siteba S.p.A.	Sanpaolo IMI	10.45
Soa Nordest S.p.A.	Cassa di Risparmio Padova e Rovigo	15.00
Società Capua Group Imbottigliamento Bevande Gassate S.p.A.	Sanpaolo Banco di Napoli	80.19
SSB — Società per i Servizi Bancari S.p.A.	Sanpaolo IMI	15.54
	Banca Fideuram	0.02
		15.56
Stoà S.c.p.a.	Sanpaolo IMI	10.20
Tecnoalimenti S.c.p.a. (2)	Sanpaolo IMI	20.00
Tecnobiomedica S.p.A. (2)	Sanpaolo IMI	26.32
Tecnocittà S.r.l. (in liq.)	Sanpaolo IMI	12.00
Tecnofarmaci S.p.A. (2)	Sanpaolo IMI	20.50
Tecnogen S.c.p.a. (2)	Sanpaolo IMI	29.96
Tecnotessile S.r.l. (2)	Sanpaolo IMI	40.00
Trieste Terminal Cereali S.r.l.	Cassa di Risparmio Padova e Rovigo	31.25
Zampieri S.r.l.	Cassa di Risparmio Venezia	25.00

(1)
The list does not include equity investments already shown in "Part B—Section 10" of the consolidated Explanatory Note.

(2)
Equity investments deriving from transactions pursuant to Italian Law no. 1089 of October 25, 1968 (Applied Research Fund).

QuickLinks

TABLE OF CONTENTS
PRESENTATION OF INFORMATION
FORWARD-LOOKING STATEMENTS
RISK FACTORS
PART I
PART II
PART III
SIGNATURE
CERTIFICATIONS
CERTIFICATIONS
Certification Pursuant to Section 906 of the Sarbanes-Oxley Act
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
CONSOLIDATED BALANCE SHEET
CONSOLIDATED STATEMENT OF INCOME
STATEMENT OF INCOME/EXPENSES IN THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR AT DECEMBER 31, 2005
STATEMENT OF CHANGES IN CONSOLIDATED SHAREHOLDERS' EQUITY
STATEMENT OF CONSOLIDATED CASH FLOWS
PART A—ACCOUNTING POLICIES
PART B—INFORMATION ON THE CONSOLIDATED BALANCE SHEET
LIABILITIES
PART C—INFORMATION ON THE CONSOLIDATED STATEMENT OF INCOME
PART D—SEGMENT REPORTING
PART E—INFORMATION ON RISKS AND HEDGING
SECTION 1—BANKING GROUP'S RISKS
PART F—INFORMATION ON CONSOLIDATED SHAREHOLDERS' EQUITY
PART G—BUSINESS COMBINATIONS
PART H—TRANSACTIONS WITH RELATED PARTIES
PART I—PAYMENT AGREEMENTS BASED ON OWN FINANCIAL INSTRUMENTS
PART L—INFORMATION ON COMPARISON WITH FINANCIAL YEAR 2004
PART M—SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN EU GAAP, IFRS AS PUBLISHED BY IASB AND U.S. GAAP
Attachments
ATTACHMENTS TO THE CONSOLIDATED EXPLANATORY NOTES